Form 20-F
period 2008-06-30
HLS SYSTEMS INTERNATIONAL LTD
filed 2008-12-12
CIK 1357450

 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

 (Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

Commission file number: 001-33602

HLS SYSTEMS INTERNATIONAL, LTD.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

10 Jiancaicheng Middle Road

Xisanqi, Haidian District

Beijing, People's Republic of China, 100096

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares	The NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 41,942,614 ordinary shares, as of June 30, 2008.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes               ☒    No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes               ☒    No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes               ☐    No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer   ☐            Accelerated filer   ☐              Non-accelerated filer   ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐    Item 17              ☐     Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes               ☒    No

HLS SYSTEMS INTERNATIONAL, LTD.

USE OF CERTAIN DEFINED TERMS

Except as otherwise indicated by the context, references in this annual report to:

•

“Beijing Haotong” are references to Beijing Haotong Science and Technology Development Co., Ltd.;

•

“Beijing Helitong” are references Beijing Helitong S&T Exploration Co., Ltd.;

•

“Beijing HollySys” are references to  Beijing HollySys Co., Ltd.;

•

“Beijing Jin Qiao” are references to Beijing Jin Qiao Xun Tong S&T Exploration Co., Ltd.;

•

“BVI” are references to the British Virgin Islands;

•

“China” and “PRC,” are references to the People’s Republic of China and references to “Hong Kong,” are references to the Hong Kong Special Administrative Region of China;

•

“Clear Mind” are references to Clear Mind Limited, a BVI company;

•

“Exchange Act” are references to the Securities Exchange Act of 1934, as amended;

•

“Gifted Time” are references to Gifted Time Holdings Limited, a BVI company;

•

“Hangzhou HollySys” are references to Hangzhou HollySys Automation Co., Ltd.;

•

“HLS” “we,” “us,” or “our,” and the “Company,” are references to the combined business of HLS Systems International, Ltd., a British Virgin Islands company, and its wholly-owned subsidiaries, Singapore HollySys and Gifted Time; Gifted Time’s 60% majority-owned subsidiary, Hangzhou HollySys; Gifted Time’s wholly-owned subsidiary, Clear Mind; Clear Mind’s wholly-owned subsidiary, World Hope; World Hope’s wholly-owned Chinese operating subsidiary, Beijing Helitong;” Beijing Helitong’s wholly-owned operating subsidiary, Beijing Jin Qiao; Beijing Jin Qiao’s 74.11% majority-owned subsidiary, Beijing HollySys; Beijing Jin Qiao’s wholly-owned Chinese operating subsidiary, HollySys Automation; and Beijing HollySys’ 70% majority-owned subsidiary, Beijing Haotong;

•

“HollySys Automation” are references to Beijing HollySys Automation & Drive Co., Ltd.;

•

“RMB,” are references to Renminbi, the legal currency of China and “U.S. dollars,” “$” and “US$” are to the legal currency of the United States;

•

“Securities Act,” are references to the Securities Act of 1933, as amended;

•

“Singapore HollySys” are references to HollySys (Asia Pacific) Pte Limited, a Singapore company; and

•

“World Hope” are references to World Hope Enterprises Limited, a Hong Kong company.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements and information relating to us that are based on the current beliefs, expectations, assumptions, estimates and projections of our management regarding our company and industry.  When used in this annual report, the words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements.  These statements reflect management's current view of us concerning future events and are subject to certain risks, uncertainties and assumptions, including among many others: our potential inability to raise additional capital, the possibility that third parties hold proprietary rights that preclude us from marketing our products, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to China's legal system and economic, political and social events in China, a general economic downturn, a downturn in the securities markets, and other risks and uncertainties which are generally set forth under the heading, “Key information — Risk Factors” and elsewhere in this annual report.  Should any of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this annual report as anticipated, estimated or expected.

All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

Selected Consolidated Financial Data

The following table presents selected financial data regarding our business and should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5, “Operating and Financial Review and Prospects.”   We derived our historical information from the audited consolidated financial statements of Gifted Time, as of and for each of the years ended June 30, 2004, 2005 and 2006, and from our audited consolidated financial statements as of and for each of the years ended June 30, 2007 and 2008.  The consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.  The selected financial data information is only a summary and should be read in conjunction with each company’s historical consolidated financial statements and related notes contained elsewhere herein. The financial statements contained elsewhere fully represent our financial condition and operations, however, they are not indicative of our future performance.

	Years Ended June 30,
	2004	2005	2006	2007	2008
Statement of Income Data
Revenue	$53,074,256	$79,572,832	$89,916,604	101,885,486	121,498,752
Operating income (loss)	7,431,631	13,875,018	18,994,434	18,431,007	(1,498,720)
Income before income taxes	6,724,587	16,471,538	22,941,290	18,646,368	2,248,419
Net income (loss) (1)	4,735,276	13,703,521	18,051,255	13,084,751	(1,677,178)
Weighted average common shares	22,200,000	22,200,000	22,200,000	22,200,000	37,658,437
Weighted average number of diluted common shares	22,200,000	22,200,000	22,200,000	22,883,836	37,658,437
Basic earnings per share (1)	0.21	0.62	0.81	0.59	(0.04)
Diluted earnings per share(1)	0.21	0.62	0.81	0.57	(0.04)
Cash dividends declared per share	-	0.06	0.07	0.03	-

Balance Sheet Data
Total current assets	$57,507,123	78,478,569	96,958,442	128,404,729	214,320,514
Total assets	70,006,021	96,064,098	120,024,159	154,930,570	252,734,095
Total current liabilities	45,723,094	56,081,886	60,032,366	101,419,000	71,028,772
Total liabilities	50,918,464	62,727,207	65,661,377	104,703,288	87,794,820,
Minority Interest	4,425,419	6,334,435	9,801,634	13,200,169	17,645,377
Stockholders’ equity	14,662,138	27,002,456	44,561,148	37,027,113	147,293,898

(1)  We have no discontinued operations, therefore net income (loss) and net income (loss) per share has been provided in lieu of income (loss) from continuing operations and income (loss) from continuing operations per share.

Exchange Rate Information

The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth various information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.  As of December 8, 2008, the noon buying rate was RMB6.8770 to US$1.00.

Renminbi per U.S. Dollar	Average(2)	High	Low	Period-end(3)
2004 (1)	8.2769	8.2776	8.2765	8.2766
2005 (1)	8.2766	8.2770	8.2764	8.2765
2006 (1)	8.0570	8.2765	7.9943	7.9943
2007 (1)	7.7960	8.0018	7.6120	7.6120
2008 (1)	7.2375	7.6181	6.8591	6.8591
May 2008	6.9725	7.0000	6.9377	6.9400
June 2008	6.8993	6.9633	6.8591	6.8591
July 2008	6.8355	6.8632	6.8104	6.8388
August 2008	6.8462	6.8705	6.7800	6.8252
September 2008	6.8307	6.8510	6.7810	6.7899
October 2008	6.8358	6.8521	6.8171	6.8388
November 2008	6.8306	6.8373	6.8220	6.8254

(1)  All periods end June 30th of the stated year.

(2)  Averages for a period are calculated by using the average of the exchange rates on the end of each month during the period.  Monthly averages are calculated by using the average of the daily rates during the relevant period.

(3)  The average of the rates on the last day of each month during the relevant period.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

We will need to commit greater resources to new product and service development in order to stay competitive, and we may fail to offset the increased cost of such development with a sufficient increase in net sales or margins.

The success of our business depends in great measure on our ability to keep pace with, or even lead, changes that occur in our industry.  Traditionally, the automation and control systems business was relatively stable and slow moving. Successive generations of products offered only marginal improvements in terms of functionality and reliability. However, the emergence of computers, computer networks and electronic components as key elements of the systems that we design and build has accelerated the pace of change in our industry. Where there was formerly as much as a decade or even more between successive generations of automation systems, the time between generations is now as little as two to three years.  Technological advances and the introduction of new products, new designs and new manufacturing techniques by our competitors could adversely affect our business unless we are able to respond with similar advances. To remain competitive, we must continue to incur significant costs in product development, equipment and facilities and to make capital investments. These costs may increase, resulting in greater fixed costs and operating expenses than we have incurred to date. As a result, we could be required to expend substantial funds for and commit significant resources to the following:

• Research and development activities on existing and potential product solutions;
• Additional engineering and other technical personnel;
• Advanced design, production and test equipment;
• Manufacturing services that meet changing customer needs;
• Technological changes in manufacturing processes; and
• Expansion of manufacturing capacity.

Our future operating results will depend to a significant extent on our ability to continue providing new product solutions that compare favorably on the basis of time to market, cost and performance, with competing third-party suppliers and technologies.  Our failure to increase net sales sufficiently to offset the increased costs needed to achieve those advances would adversely affect our operating results.

We may experience trade barriers in expanding to our targeted emerging markets and may be subject to tariffs and taxes that will result in significant additional costs for our business and products.

We may experience barriers to conducting business and trade in our planned expansion to emerging markets. These barriers may be in the form of delayed customs clearances, customs duties or tariffs. In addition, we may be subject to repatriation taxes levied upon the exchange of income from local currency into foreign currency, substantial taxes of profits, revenues, assets and payroll, as well as value-added tax. The markets into which we may expand may impose onerous and unpredictable duties, tariffs and taxes on our business and products. These barriers or expenses could have an adverse effect on our operations and financial results.

We do not have long-term purchase commitments from our customers, so our customers are free to choose products from our competitors, which would result in a loss of revenue and profitability.

We are engaged in the design, production and installation of automation and process control systems. As a result, our revenues result from numerous individual contracts that, once completed, typically produce only a limited amount of ongoing revenues for maintenance and other services. Furthermore, customers may change or delay or terminate orders for products without notice for any number of reasons unrelated to us, including lack of market acceptance for the products to be produced by the process our system was designed to control. As a result, in order to maintain and expand our business, we must be able to replenish the orders in its pipeline on a continuous basis. It is possible that some of our potential customers could choose the products of our competitors. Should they do so, we would suffer a decline in revenues and profitability.

The success of our business depends heavily on securing a steady stream of new customers.

Our average contract is worth approximately $100,000. While some of those contracts are for upgrades and additions to existing control systems, most of them are for new installations. In order for our business to continue to succeed and grow, we need to secure contracts with new customers on a regular basis. We may not be successful in securing new contracts.

A lack of adequate engineering resources could cause our  business to lose profitability and potential business prospects.

One of the competitive advantages that we enjoy is the relatively low cost of our engineering staff compared to those of our Western and Japan-based competitors. The plentiful supply of affordable engineering talent in China is a key element of our overall business strategy. However, if the available supply of engineers were to be absorbed by competing demands, then the cost of hiring, training and retaining capable engineers would likely increase. This could result in a reduction in our profitability and business prospects, or could even cause a change in our business strategy.

Our products may contain design or manufacturing defects, which could result in reduced demand for our products or services, customer claims and uninsured liabilities.

We manufacture spare parts for maintenance and replacement purposes after completion of integrated solution contracts to our customers’ requirements, which can be highly complex and may at times contain design or manufacturing errors or defects. Any defects in the spare parts we manufacture may result in returns, claims, delayed shipments to customers or reduced or cancelled customer orders.  If these defects occur, we will incur additional costs, and if they occur in large quantity or frequently, we may sustain additional costs, loss of business reputation and legal liability.  Moreover, we are in the process of entering both the nuclear power generation and railway control systems sectors. Each of these sectors poses a substantially higher risk of liability in the event of a system failure, than was present in the industrial process controls markets in which we traditionally compete.

We may not be able to obtain adequate insurance coverage to protect us against these and other risks associated with our business. The typical practice of the industries with which we are involved is for the customers to obtain insurance to protect their own operational risks. Therefore, we currently do not carry any insurance coverage to protect against the risks related to product failure. However, it is possible that such customers or their insurers could assert claims against us for any damages caused by a failure in one of our systems, and as a result, the failure of any of our products could result in a liability that would seriously impair our financial condition or even force us out of business.

Our failure to adequately protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

Our business is based on a number of proprietary products and systems, some of which are patented, others of which we protect as trade secrets. We strive to strengthen and differentiate our product portfolio by developing new and innovative products and product improvements. As a result, we believe that the protection of our intellectual property will become increasingly important to our business as the functionality of automation systems increases to meet customer demand and as we try to open new markets for our products. Implementation and enforcement of intellectual property-related laws in China has historically been lacking due primarily to ambiguities in PRC intellectual property law. Accordingly, protection of intellectual property and proprietary rights in China may not be as effective as in the United States or other countries. Currently, we hold 18 PRC utility patents that relate to various product configurations and product components and have 20 pending PRC patent applications. We will continue to rely on a combination of patents, trade secrets, trademarks and copyrights to provide protection in this regard, but this protection may be inadequate.

For example, our pending or future patent applications may not be approved or, if allowed, they may not be of sufficient strength or scope. As a result, third parties may use the technologies and proprietary processes that we have developed and compete with us, which could negatively affect any competitive advantage we enjoy, dilute our brand and harm our operating results.

In addition, policing the unauthorized use of our proprietary technology can be difficult and expensive. Litigation may be necessary to enforce our intellectual property rights and given the relative unpredictability of China’s legal system and potential difficulties enforcing a court judgment in China, there is no guarantee litigation would result in an outcome favorable to us. Furthermore, any such litigation may be costly and may divert management attention away from our core business. An adverse determination in any lawsuit involving our intellectual property is likely to jeopardize our business prospects and reputation. We have no insurance coverage against litigation costs so we would be forced to bear all litigation costs if we cannot recover them from other parties. All of the foregoing factors could harm our business and financial condition.

We may develop new products that do not gain market acceptance, which would result in the failure to recover the significant costs for design and manufacturing services for new product solutions, thus adversely affecting operating results.

We operate in an industry characterized by increasingly frequent and rapid technological advances, product introductions and new design and manufacturing improvements. As a result, we must expend funds and commit resources to research and development activities, possibly requiring additional engineering and other technical personnel; purchasing new design, production, and test equipment; and enhancing our design and manufacturing processes and techniques. We may invest in equipment employing new production techniques for existing products and new equipment in support of new technologies that fail to generate adequate returns on the investment due to insufficient productivity, functionality or market acceptance of the products for which the equipment may be used. We could, therefore, incur significant costs for design and manufacturing services for new product solutions that do not generate a sufficient return on that investment, which would adversely affect our future operating results. Our future operating results will depend significantly on our ability to provide timely design and manufacturing services for new products that compete favorably with design and manufacturing capabilities of third party suppliers.

RISKS RELATING TO THE INDUSTRY IN WHICH WE OPERATE

Our plans for growth rely on an increasing emphasis on railroad and nuclear power sectors, and these sectors present fewer business opportunities, so we may not be successful in growing these new markets.

While the principal focus of our business until recently has been to provide Distributed Control Systems, or DCS to industrial and manufacturing companies, our plans for growth include an increasing emphasis on railroad control systems and nuclear power generation control systems. These sectors generally present fewer business opportunities during a given period relative to the industrial and manufacturing sectors. However, the average size of contracts in those sectors tends to be much larger, and as a result, the competition for such contracts is substantial. We may not be successful in entering these new markets and, if it were unable to do so, our revenues and profits would decline, resulting in a decreased value of our stock.

Many of our competitors have substantially greater resources than we do, allowing them to be able to reduce their prices, which would force us to reduce our prices.

We operate in a very competitive environment with many major international and domestic companies, such as Honeywell, General Electric, ABB, Siemens, Emerson and Hitachi. Many of our competitors are much better established and more experienced than we are, have substantially greater financial resources, operate in many international markets and are much more diversified than we are. As a result, they are in a strong position to compete effectively with us by, for example, reducing their prices, which could force us to reduce our prices. These large competitors are also in a better position than we are to weather any extended weaknesses in the market for automation and control systems. Other emerging companies or companies in related industries may also increase their participation in our market, which would add to the competitive pressures that we face.

A decrease in the rate of growth in Chinese industry and the Chinese economy in general may lead to a decrease in our revenues because industrial companies in China are the principal current source of revenues for us.

Industrial companies operating in China are the principal current source of revenues for us.  Our business has benefited in the past from the rapid expansion of China’s industrial activity, which has created additional demand from existing companies and led to the formation of numerous additional companies that have need for our products and services. China’s industrial expansion has been fueled in large measure by international demand for the low-cost goods that China is able to produce due to labor advantages and other comparative advantages, such as governmental subsidies to offset research and development expenses and taxes and reduced land use/facilities costs for targeted industries. The Chinese economy may not be able to sustain this rate of growth in the future, and any reduction in the rate of China’s industrial growth or a shrinking of China’s industrial base could adversely affect our revenues. The resulting increase in competition for customers might also cause erosion of profit margins that we have been able to achieve historically.

Our plans to enter the international automation market may not prove successful, and we may waste capital resources and needlessly divert management’s time and attention from our principal market.

To date we have conducted nearly all of our business within China. However, we have plans to enter international markets in the near future. While the manner in which we plan to do so will likely not involve large expenditures of capital and resources, it will also require meaningful amounts of management time and attention. Our  products and our overall approach to the automation and controls system business may not be accepted in other markets to the extent needed to make that effort profitable. In addition, the additional demands on our management from these activities may detract from our efforts in the domestic Chinese market, causing the operating results in our principal market to be adversely affected.

We depend heavily on key personnel, and loss of key employees and senior management could harm our business.

Our future business and results of operations depend in significant part upon the continued contributions of our key technical and senior management personnel, including Dr. Changli Wang, our Chairman, Chief Executive Officer and President, and Ms. Herriet Qu, our Chief Financial Officer and Treasurer.  They also depend in significant part upon our ability to attract and retain additional qualified management, technical, marketing and sales and support personnel for our operations. If we lose a key employee, if a key employee fails to perform in his or her current position or if we are not able to attract and retain skilled employees as needed, our business could suffer. Turnover in our senior management could significantly deplete institutional knowledge held by our existing senior management team and impair our operations.

In addition, if any of these key personnel joins a competitor or forms a competing company, we may lose some of our customers. We have entered into confidentiality and non-competition agreements with all of these key personnel. However, if any disputes arise between these key personnel and us, it is not clear, in light of uncertainties associated with the PRC legal system, what the court decisions will be and the extent to which these court decisions could be enforced in China, where all of these key personnel reside and hold some of their assets. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.”

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls attested to by our independent auditors.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, or SOX 404, the Securities and Exchange Commission, or the SEC, adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports, including Form 20-F.  In addition, the independent registered public accounting firm auditing a company’s financial statements must also attest to and report on the effectiveness of the company’s internal controls over financial reporting. Under current law, we will be required to include a management report beginning with our annual report for the 2009 fiscal year and to include our independent registered public accounting firm’s attestation report beginning with our annual report for the 2009 fiscal year if we are deemed to be an accelerated filer or for the 2010 fiscal year if we continue to be deemed as a smaller reporting company.  Our management may conclude that our internal controls over our financial reporting are not effective. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

We can provide no assurance that we will be in compliance with all of the requirements imposed by SOX 404 or that we will receive a positive attestation from our independent auditors. In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements.

RISKS RELATED TO DOING BUSINESS IN CHINA

Changes in China’s political or economic situation could harm us and our operational results.

The PRC government has been reforming its economic system since the late 1970s. The economy of the PRC has historically been a nationalistic, “planned economy,” meaning it has functioned and produced according to governmental plans and pre-set targets or quotas.  However, in recent years, the PRC government has implemented measures emphasizing the utilization of market forces for economic reform and the reduction of state ownership in business enterprises, which have had a positive effect on the economic development of the country and have greatly benefited our business.  However, the government could change these economic reforms or any of the legal systems at any time and a change could either benefit or damage our operations and profitability.  Some of the things that could have this effect are:

•

Level of government involvement in the economy;

•

Control of foreign exchange;

•

Methods of allocating resources;

•

Balance of payments position;

•

International trade restrictions; and

•

International conflict.

A recent positive economic change has been the PRC’s entry into the World Trade Organization, the global international organization dealing with the rules of trade between nations. Many observers believe that the PRC’s entry will ultimately result in a reduction of tariffs for industrial products, a reduction in trade restrictions and an increase in international trade with China. However, the PRC has not yet fully complied with all of obligations that it must meet prior to being admitted as a full member of the WTO, including fully opening its markets to goods from other countries, currency exchange requirements and other measures designed to ease the current trade imbalance that China has with many of its trading partners. If the scheduled actions to rectify these problems are not completed, trade relations between China and some of its trading partners may be strained. While the majority of our business currently is conducted solely within China, this may have a negative impact on China’s economy generally, which would adversely affect its business. It could also reduce or eliminate any benefits that we hope to achieve by expanding our business internationally.

In addition, the Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in many ways.  As a result of these differences, we may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

The discontinuation of or changes to the preferential tax treatment and subsidies currently available to our PRC subsidiaries may result in increased tax liabilities which could materially adversely affect our results of operations.

Foreign invested enterprises, or FIEs, established in the PRC were generally subject to an enterprise income tax, or EIT, rate of 33.0%, which includes a 30.0% state income tax and a 3.0% local income tax. FIEs established in Coastal Open Economic Zones, Special Economic Zones or Economic and Technical Development Zones, such as our PRC subsidiaries, were subject to an EIT rate of 27.0%, comprised of a 24.0% state income tax and a 3.0% local income tax. Under the income tax law and the related implementing rules, FIEs engaging in manufacturing businesses with a term of operation exceeding ten years may, subject to approval from local taxation authorities, be entitled to a two-year tax exemption from PRC EIT starting from the year they become profitable and a 50.0% tax reduction for the three years thereafter. Beijing HollySys is registered in a high-tech zone located in Beijing and has been deemed as a high-tech enterprise by the Beijing Commission of Science and Technology.  As a result, it was entitled to a preferential enterprise income tax rate of 15%, so long as it continued to operate in the high-tech zone and maintained its high or new technology enterprise status. Hangzhou HollySys is registered as a FIE and was subject to the EIT at a preferential rate of 26.4% of assessable profits, consisting of a 24.0% national tax and a 2.4% local tax (reduced from the usual 3%). Hangzhou HollySys was also entitled to receive a 100% exemption from income tax for 2004 and 2005 and a 50% exemption from income tax for three years beginning January 1, 2006 until December 31, 2008.

On March 16, 2007, the National People’s Congress passed the new Enterprise Income Tax law (the “new EIT law”) which imposes a single income tax rate of 25% for most domestic enterprises and foreign investment enterprise. The new EIT law was effective as of January 1, 2008. The new EIT law provides a five-year transition period from its effective date for those enterprises which were established before March 16, 2007 and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations, as well as grandfathering tax holidays. Further, according to the new EIT law, entities that qualify as “High-tech Enterprises” are entitled to the preferential EIT rate of 15%.

According to the preferential regulations specified by State Council, Beijing HollySys had entitled to be subject to a favorable income tax rate at 15% from October 1, 2002 to December 31, 2007. As of June 30, 2008, Beijing HollySys has not yet applied for the status as a High-tech Enterprises as the new recognition criteria and procedures for High-tech Enterprise under the new EIT law were newly issued on April 14, 2008. Beijing HollySys is in the process of applying for the High-tech Enterprise status, and the management expects Beijing HollySys to be continued as High-tech Enterprise under the new EIT law and entitled to the preferential tax rate of 15% for the calendar year ending December 31, 2008.  However, if Beijing HollySys cannot successfully obtain the approval as High-tech Enterprise, the applicable tax rate for the six months ended June 30, 2008 will be increased to 25%.

Hangzhou HollySys is registered as foreign investment enterprise conducting production function.  In accordance with income tax law for enterprise with foreign investments in China, Hangzhou HollySys has entitled to receive a 100% exemption of income tax for two years and a 50% exemption of income tax for the next three years on a continuing basis since the first year Hangzhou HollySys has generated a taxable income.  Prior to December 23, 2006, Hangzhou HollySys was in the status of enjoying a 50% exemption under a 26.4% income tax rate for the first year.  On December 23, 2006, Hangzhou HollySys received a notice from Hangzhou City tax authority, which indicates that the income tax rate applicable to Hangzhou HollySys should be adjusted to 16.5% effective January 1, 2006 in accordance with relevant regulations regarding the development zones as Hangzhou HollySys is located in a development zones recognized by the Ministry of Land and Resource in China. For the calendar year ending December 31, 2008, the relevant rate would be gradually adjusted to 18% under the new EIT law. As a result under the new Tax Law, Hangzhou HollySys’ tax rate is 9% in its last year of tax holiday with 50% reduction.

Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.

We conduct substantially all of our business through our operating subsidiaries in China. Our operating subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference, but have limited precedential value. Since 1979, a series of new PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to you and us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. In addition, all of our executive officers and all but one of our directors are residents of China and not of the United States, and substantially all the assets of these persons are located outside the United States. As a result, it could be difficult for investors to effect service of process in the United States or to enforce a judgment obtained in the United States against our Chinese officers, directors and subsidiaries.

The PRC government exerts substantial influence over the manner in which we must conduct our business activities.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

Restrictions on currency exchange may limit our ability to receive and use our sales revenue effectively.

Most of our sales revenue and expenses are denominated in Renminbi. Under PRC law, the Renminbi is currently convertible under the “current account,” which includes dividends and trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, our PRC operating subsidiaries may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, the relevant PRC government authorities may limit or eliminate our ability to purchase foreign currencies in the future. Since a significant amount of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside China that are denominated in foreign currencies.

Foreign exchange transactions by PRC operating subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC government authorities, including SAFE. In particular, if our PRC operating subsidiaries borrow foreign currency through loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance the subsidiaries by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the Ministry of Commerce, or their respective local counterparts. These limitations could affect our PRC operating subsidiaries’ ability to obtain foreign exchange through debt or equity financing.

Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident stockholders to personal liability, limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us or otherwise materially adversely affect us.

In October 2005, SAFE issued a public notice, the Notice on Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, or the SAFE Notice, which requires PRC residents to register with the competent local SAFE branch before using onshore assets or equity interests held by them to establish offshore special purpose companies, or SPVs, for the purpose of overseas equity financing. Under the SAFE Notice, such PRC residents must also file amendments to their registration in connection with any increase or decrease of capital, transfer of shares, mergers and acquisitions, equity investment or creation of any security interest in any assets located in China to guarantee offshore obligations. Moreover, if the SPVs were established and owned the onshore assets or equity interests before the implementation date of the SAFE Notice, a retroactive SAFE registration is required to have been completed before March 31, 2006. If any PRC resident stockholder of any SPV fails to make the required SAFE registration and amended registration, the PRC subsidiaries of that SPV may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the SPV. Failure to comply with the SAFE registration and amendment requirements described above could also result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We believe our stockholders who are PRC residents as defined in the SAFE Notice have registered with the relevant branch of SAFE, as currently required, in connection with their equity interests in us and our acquisitions of equity interests in our PRC subsidiaries. However, we cannot provide any assurances that their existing registrations have fully complied with, and they have made all necessary amendments to their registration to fully comply with, all applicable registrations or approvals required by the SAFE Notice. Moreover, because of uncertainty over how the SAFE Notice will be interpreted and implemented, and how or whether SAFE will apply it to us, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency- denominated borrowings, may be subject to compliance with the SAFE Notice by our PRC resident beneficial holders. In addition, such PRC residents may not always be able to complete the necessary registration procedures required by the SAFE Notice. We also have little control over either our present or prospective direct or indirect stockholders or the outcome of such registration procedures. A failure by our PRC resident beneficial holders or future PRC resident stockholders to comply with the SAFE Notice, if SAFE requires it, could subject these PRC resident beneficial holders to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations which became effective on September 8, 2006.

The recent PRC Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the PRC Merger Law, also governs the approval process by which a PRC company may participate in an acquisition of assets or equity interests. Depending on the structure of the transaction, the new regulation will require the PRC parties to make a series of applications and supplemental applications to the government agencies. In some instances, the application process may require the presentation of economic data concerning a transaction, including appraisals of the target business and evaluations of the acquirer, which are designed to allow the government to assess the transaction. Government approvals will have expiration dates by which a transaction must be completed and reported to the government agencies. Compliance with the new regulations is likely to be more time consuming and expensive than in the past and the government can now exert more control over the combination of two businesses. We intend to grow our operations through acquisitions and business combinations with other companies, including companies in China, and such acquisitions and business combinations may be subject to the regulations and governmental approvals described above. However, due to the new regulation, our ability to engage in business combination transactions has become significantly more complicated, time consuming and expensive, and we may not be able to negotiate a transaction that is acceptable to our stockholders or sufficiently protect their interests in a transaction.

The PRC Merger Law allows PRC government agencies to assess the economic terms of a business combination transaction. Parties to a business combination transaction may have to submit to the Ministry of Commerce, or MOFCOM, and other relevant government agencies an appraisal report, an evaluation report and the acquisition agreement, all of which form part of the application for approval, depending on the structure of the transaction. The regulations also prohibit a transaction at an acquisition price obviously lower than the appraised value of the PRC business or assets and in certain transaction structures, require that consideration must be paid within defined periods, generally not in excess of a year. The regulation also limits our ability to negotiate various terms of the acquisition, including aspects of the initial consideration, contingent consideration, holdback provisions, indemnification provisions and provisions relating to the assumption and allocation of assets and liabilities. Transaction structures involving trusts, nominees and similar entities are prohibited. Therefore, such regulation may impede our ability to negotiate and complete a business combination transaction on financial terms that satisfy our investors and protect our stockholders’ economic interests.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

The value of our common stock will be indirectly affected by the foreign exchange rate between U.S. dollars and the Renminbi and between those currencies and other currencies in which our sales may be denominated. Because substantially all of our earnings and cash assets are denominated in Renminbi and the net proceeds from this offering will be denominated in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the relative purchasing power of these proceeds, our balance sheet and our earnings per share in U.S. dollars following this offering. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.  Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future the PRC may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.

We may have difficulty establishing adequate management, legal and financial controls in the PRC, which could result in misconduct and difficulty in complying with applicable laws and requirements.

As a privately held company in the PRC, we have not historically focused on establishing Western style management and financial reporting concepts and practices, in areas such as in modern banking, computer and other internal control systems. We may have difficulty in hiring and retaining a sufficient number of qualified internal control employees to work in the PRC. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards.

RISKS RELATED TO OUR SHARES

The market price of our common stock is volatile, leading to the possibility of its value being depressed at a time when you want to sell your holdings.

The market price of our common stock is volatile, and this volatility may continue.  Numerous factors, many of which are beyond our control, may cause the market price of our common stock to fluctuate significantly.

These factors may include:

•

our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;

•

changes in financial estimates by us or by any securities analysts who might cover our stock;

•

speculation about our business in the press or the investment community;

•

significant developments relating to our relationships with our customers or suppliers;

•

stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in our industry;

•

customer demand for our products;

•

investor perceptions of our industry in general and our company in particular;

•

the operating and stock performance of comparable companies;

•

general economic conditions and trends;

•

major catastrophic events;

•

announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;

•

changes in accounting standards, policies, guidance, interpretation or principles;

•

loss of external funding sources;

•

sales of our common stock, including sales by our directors, officers or significant stockholders; and

•

additions or departures of key personnel.

Securities class action litigation is often instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs to us and divert our management’s attention and resources.

Moreover, securities markets may from time to time experience significant price and volume fluctuations for reasons unrelated to operating performance of particular companies. For example, in the year 2008, the securities markets in the United States, China and other jurisdictions experienced the largest decline in share prices since September 2001.  These market fluctuations may adversely affect the price of our common stock and other interests in our company at a time when you want to sell your interest in our Company.

We are a British Virgin Islands company and, because the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs are governed by our Memorandum and Articles of Association, the Business Companies Act of the British Virgin Islands and the common law of the British Virgin Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibility of the directors under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands, as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

The laws of the British Virgin Islands provide little protection for minority stockholders, so minority stockholders will have little or no recourse if the stockholders are dissatisfied with the conduct of our  affairs.

Under the laws of the British Virgin Islands, there is little statutory law for the protection of minority shareholders. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, the Articles and the Memorandum of Association. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the articles and memorandum. The company is obliged to hold an annual general meeting and provide for the election of directors. Companies are obligated to appoint an independent auditor and shareholders are entitled to receive the audited financial statements of the company.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Throttle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum of association or articles, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority, (ii) acts that constitute fraud on the minority where the wrongdoers control the company, (iii) acts that infringe on the personal rights of the shareholders, such as the right to vote, and (iv) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority stockholders under the laws of many states in the U.S.

Being a foreign private issuer exempts us from certain Securities and Exchange Commission requirements that provide stockholders the protection of information that must be made available to stockholders of United States public companies.

We are a foreign private issuer within the meaning of the rules promulgated under the Securities Exchange Act of 1934. As such, we are exempt from certain provisions applicable to United States public companies including:

•

The rules requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•

The sections of the Securities Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Securities Exchange Act;

•

Provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•

The sections of the Securities Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions (i.e., a purchase and sale, or a sale and purchase, of the issuer's equity securities within less than six months).

Because of these exemptions, our stockholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

Our holding company structure may hinder the payment of dividends.

HLS Systems International, Ltd. has no direct business operations, other than its ownership of our subsidiaries.  While we have no current intention of paying dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us due to restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions as discussed below. If future dividends are paid in Renminbi, fluctuations in the exchange rate for the conversion of Renminbi into U.S. dollars may reduce the amount received by U.S. stockholders upon conversion of the dividend payment into U.S. dollars.

PRC regulations currently permit the payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Our subsidiaries in China are also required to set aside a portion of their after tax profits according to PRC accounting standards and regulations to fund certain reserve funds. Currently, our subsidiaries in China are the only sources of sales revenue or investment holdings for the payment of dividends. If they do not accumulate sufficient profits under PRC accounting standards and regulations to first fund certain reserve funds as required by PRC accounting standards, we will be unable to pay any dividends.

In addition, under the new EIT Law, effective as of January 2008, dividends from our PRC subsidiaries to us will be subject to a withholding tax of 5%.

ITEM 4.

INFORMATION ON THE COMPANY

Our Organizational Structure

We are a holding company with no operations of our own. We conduct our operations in China primarily through our Chinese operating companies, Beijing HollySys, Hangzhou HollySys and HollySys Haotong.  The following chart reflects our corporate structure as of the filing of this annual report.

Our corporate headquarters are located at 10 Jiancaicheng Middle Road, Xisanqi, Haidian District, Beijing, 100096, China.  Our telephone number is (+86) 10 58981386.  We maintain a website at http://www.hollysys.com, that contains information about our company, but that information is not a part of this annual report.

History and Development of the Company

General

We were established under the laws of the BVI on February 6, 2006, as HLS Systems International, Ltd., in order to merge with Chardan North China Acquisition Corporation, or Chardan, and to hold a 100% equity interest in Gifted Time upon the completion of a share exchange transaction.  Chardan was originally established on March 10, 2005, under the laws of the State of Delaware, as a Special Purpose Acquisition Company, or SPAC, to effect a business combination with an unidentified operating business that has its primary operating facilities located in China, in any city or province north of Yangtze River.  In August 2005, Chardan successfully consummated an initial public offering of its equity securities from which it derived net proceeds of approximately $30.9 million.

History of Gifted Time and Subsidiaries

Gifted Time was established under the laws of the BVI on September 21, 2005, for the purpose of holding investment in our indirect PRC subsidiaries, Beijing HollySys and in Hangzhou HollySys.  Through series of reorganizing transactions between December 2005 and March 2008, Gifted Time acquired 74.11% of the equity interests in Beijing HollySys and 60% of the equity interests in Hangzhou HollySys.  As consideration for the 74.11% interest in Beijing HollySys, Gifted Time delivered 34,068 ordinary shares, or 68.137% of its outstanding shares at the time, to the shareholders of Beijing HollySys, including to Dr. Changli Wang, our Chief Executive Officer, and as consideration for the 60% interests in Hangzhou HollySys, Gifted Time delivered 7,966 of its ordinary shares, each representing 15.932% of its outstanding shares at the time, to each of Sure Grow Profits Limited and Faith Best Profits Limited, BVI companies owned and controlled by the Hangzhou HollySys shareholders, including Mme Li Qiao, our director.  The new Gifted Time owners also entered into voting agreements, with respect to their interests in Gifted Time, which gave voting control to Dr. Changli Wang, the founder of Beijing HollySys.  As a result of the reorganization, Gifted Time controlled 74.11% of the equity interest in Beijing HollySys and 60% of the equity interest in Hangzhou HollySys, and Gifted Time acquired an indirect interest in Beijing Haotong, a now dormant privately owned Chinese company (through Beijing HollySys’ 70% ownership interests in Beijing Haotong), and another 29.64% interest in Hangzhou HollySys (through Beijing HollySys’ 40% ownership interests in Hangzhou HollySys).  Hangzhou HollySys received Chinese governmental approval of the share transfer from the Hangzhou HollySys shareholders to Gifted Time on February 13, 2006 and a revised registration certificate from the Administration Bureau of Industry & Commerce reflecting the change in ownership as of March 31, 2006.

Beijing HollySys was established in September 1996 as a domestic Chinese company based in Beijing, China. From inception, Beijing HollySys has been engaged in designing, developing and manufacturing automation control systems for customers throughout China.  Beijing HollySys offers integrated automation solutions for many industries, including electric power generation, transmission and distribution, manufacturing (including metallurgy, construction materials, petrochemical and pharmaceutical industries), and railroad transportation.  Beijing HollySys’ integrated automation systems and solutions have enabled customers to improve the safety, reliability and efficiency of their manufacturing processes and significantly enhance the customers’ overall profitability.  Hangzhou HollySys was established as an equity joint venture under Chinese laws in September 2003.  The operations of Hangzhou HollySys emphasize industrial automation and integrated solutions.

During the period from December 2007 to March 2008, HLS has established a series of wholly owned subsidiaries, namely (i) Beijing Jin Qiao, a newly established Chinese domestic enterprise which acquired the original shareholders’ 74.11% equity interest in Beijing HollySys; (ii) Beijing Helitong, a newly established wholly foreign owned enterprise in China which acquired the original shareholders’ 100% equity interest in Beijing Jin Qiao; (iii) World Hope Enterprises Limited, a newly established Hong Kong company which acquired the original shareholders’ 100% equity interest in Beijing Helitong; (iv) Clear Mind Limited, a newly established BVI company which acquired the original shareholders’ 100% equity interest in World Hope, and Clear Mind Limited is 100% owned by Gifted Time.  Through this series of ownership arrangement, HLS obtained the 74.11% legal ownership of Beijing HollySys instead of through consignment agreements. However, there can be no assurance that the PRC authorities will not, in future, challenge the appropriateness of the procedures of the transferring of the ownership of the PRC subsidiaries as the Company did not directly go through the procedures required by the “Regulation of Merger and Acquisition of PRC Enterprises by Foreign Investors”.

Business Combination with Chardan and Gifted Time

On February 2, 2006, Chardan entered into a stock purchase agreement, or Stock Purchase Agreement, with Advance Pacific Holdings Limited, or APH, a BVI company to which the founders of Gifted Time had assigned their equity interests in Gifted Time.  Under the Stock Purchase Agreement, Chardan agreed to acquire all of the issued and outstanding common stock of Gifted Time from APH, for the purchase price disclosed below.  Chardan also agreed to form a wholly owned subsidiary under the laws of the BVI, under the name HLS Systems International Limited, or HLS, for the purpose of merging with Chardan, simultaneously with the closing of the Stock Purchase Agreement.  As consideration for sale of Gifted Time, APH received: (i) 22,200,000 shares of HLS ordinary shares and (ii) $30,000,000 in cash, $27,000,000 of which was paid at the closing, and the remaining cash consideration to be paid when HLS receives at least $60 million in a subsequent financing or HLS generates positive after-tax cash flow.  As additional consideration, Chardan agreed to issue to APH, up to an aggregate of 11,000,000 shares of HLS ordinary shares for each of the five fiscal years beginning with fiscal year 2007 (2,000,000 per year for the first four years and 3,000,000 for the last year, with each year on an all-or-none basis) if, on a consolidated basis, we generate after-tax profits (excluding after-tax operating profits from any subsequent acquisitions of securities that have a dilutive effect) of at least the following amounts:

Year ending December 31,	After-Tax Profit
2007	$23,000,000
2008	$32,000,000
2009	$43,000,000
2010	$61,000,000
2011	$71,000,000

On September 20, 2007, we acquired all of the issued and outstanding common stock of Gifted Time.  Simultaneously with the acquisition, Chardan merged with and into us and all of the common stock of Chardan was converted into our ordinary shares, on a one-to-one basis, and we assumed the then outstanding warrants.  As a result of the foregoing transactions: we acquired a controlling interest in Beijing HollySys and Hangzhou HollySys, and an indirect interest in their majority and minority owned subsidiaries; Beijing HollySys and Hangzhou HollySys are treated as our subsidiaries; and the consolidated financial statements of Beijing HollySys  and Hangzhou HollySys became our historical financial statements for reporting purposes.   The Chardan stockholders approved the transactions contemplated by the Share Purchase Agreement at a special stockholder meeting held on September 7, 2007.

Acquisition of Singapore HollySys

On November 19, 2007, HLS entered into a sales and purchase agreement with Fulbond Systems Pte Ltd., or Fulbond Systems, a Singapore based company partially owned by Mr. Kiam Fee Yau, one of our directors, to acquire a 100% interest of Fulbond Systems for a price of SGD$1,066,234 (approximately $744,596).  Pursuant to the sales and purchase agreement, the closing day of this acquisition was November 30, 2007 and after the ownership transfer, we changed the name of Fulbond Systems to “HollySys (Asia Pacific) Pte Ltd.”  The purchase price was paid in cash on December 11, 2007.  As a result of the transaction, Singapore HollySys becomes our wholly owned subsidiary and the operating results of Singapore HollySys is included in our consolidated financial statements, effective from December 1, 2007.  We acquired Singapore HollySys to serve as our Asia Pacific headquarters to market our automation products within the region as well as in other overseas countries.

Our Business

Overview

Through our indirect Chinese operating companies, we develop, design, produce, sell, install and maintain automation and control equipment and systems for a broad array of industries.

We have historically focused our efforts in the area of Distributed Control Systems, or DCS, which are networks of controllers, sensors, actuators and other devices that can be programmed to control outputs based on input conditions and/or algorithms, with a primary concentration in power plant and chemical plant automation systems. However, we also have a significant market presence in the basic materials, pharmaceutical and food and beverage processing industries. Over the past five years, we have devoted significant resources to research and development and sales efforts for market segments that we believe will have the greatest growth and margin protection over the coming 10 years. These segments include the nuclear power and rail transportation segments in which we have recently received several contracts.

We have a reputation in the industry for our comprehensive capabilities in the domestic industrial automation market and have concentrated our focus on the development of the Chinese market. We sell our products and services to, or carry out engineering projects for, national or multi-provincial companies with subsidiaries located in different areas, covering 30 provinces in China. To date, we have served more than 5,000 industrial enterprise customers and have undertaken over 8,000 projects.  We believe that the quality of our systems is unsurpassed by local Chinese competitors and is comparable to high-end foreign suppliers of DCS. Our project history supports that view.  For example, after three years of review and analysis, BASF, a large multi-national company, has designated us as a potential qualified DCS vendor for the company, a distinction shared with large multinationals such as ABB and Emerson.

Our revenue increased from $90 million in fiscal year 2006 to $102 million in fiscal year 2007 and $121 million in fiscal year 2008, representing a compounded annual growth rate of approximately 16%.  These significant increases reflect our success in exploring new business areas and our increasing market penetration.  We continually seek to broaden our market reach by introducing new technology and improving our profit margin through new business areas such as railway control systems and nuclear power plant control.

Strategy

Our goal is to become one of the world's leading automation and process system companies.  To meet this goal we plan to enhance the strengths that have made us the leading domestic automation system provider in China, as reflected by our top rank among Chinese producers of DCS in 2004, the only Chinese company qualified to design and produce control systems for nuclear power plants, and one of only five Chinese companies qualified to design and produce control systems for railways.   The principal elements of our core business strategies are as follows:

•

Maintaining the leadership position in China’s DCS Market –  We seek to maintain and further strengthen our position in China as the leading provider of DCS platforms for clients in various industries. Since the majority of our customers operate in a wide range of process industries, we stand to be a prime beneficiary from the growth of China's economy in these industries. The demand for DCS technology is significant in China and is rapidly growing as more and more small and medium-sized enterprises seek technical upgrades that would sustain their competitiveness after China’s entry into the WTO.  We plan to aggressively expand our business to fully exploit the anticipated growing demand for DCS products by small and medium-size enterprises.  Our combination of  patented technologies, close ties with clients, and a comprehensive understanding of the Chinese market should allow us to capitalize on these growth opportunities.

•

Enhancing the leadership position in technology – HollySys has long been recognized as a pioneer in the development of DCS technology as well as applications.  We are continuously seeking ways to improve our existing product lines while being committed to the development of new applications. In order to maintain our leadership position in technology, we have devoted significant resources to the research and development process that is undertaken by a group of highly trained and skilled engineers.  We plan to concentrate our research and development resources on our core technologies, including I/O (Input/Output) signal processing technology (which is used to digitalize information, process the information in computer systems, and finally output the digitalized information to controllers or other output devices by converting it back into analog signals), network protocol interface (which includes hardware and software tools used to communicate between different systems), the DCS platform, software development and application system design, that would further sharpen our technological edge compared with its competitors.

•

Leveraging on a large customer base to offer total solutions –  We provide services offering total solutions, including systems integration and customization of our proprietary technologies. The total solutions approach is favored by Chinese customers and allows us to build and maintain close and long-term relationships with our customers. Along with the maturity of our clients’ businesses and their increasing demand for technical upgrades, we expect that two-thirds of the current clients would have the potential needs for the Manufacturing Execution System (MES) and system integrated solutions (packaged for such functions as plant management, supervisory control and monitoring, plant engineering, and quality management) that can be seamlessly integrated into DCS platforms.

•

Focusing on high-value tailored technology services – We plan to capitalize on our strength in the provision of customer-tailored services for customers, ranging from system design to application, all supported by a team of industrial experts. The customer-tailored services should enable us to achieve a high profit margin while increasing our bidding power. In addition, we also plan to recruit more highly qualified industry experts in the future to bring value to us and our customers.

•

Expansion to Adjacent Markets – In addition to aiming for a global leadership position, our secondary goal  is to carefully expand or migrate to the adjacent markets that can share or strengthen our core business. We have successfully expanded to the following adjacent markets:

o

Application of the DCS platform to the supervision control and data acquisition system, which is a computerized system that is capable of gathering and processing data and applying operational controls over long distances, for Metro Transit systems and establish the de facto standard for the industry.

o

Development of the safety system platform based on our core technologies which can be utilized to develop the emergency shut down system (instrumentation and controls installed for the purpose of taking the process, or specific equipment in the process, to a safe state), for large chemical processes or the protection system of turbine generators of power plants. The profit margin of these systems should be several times higher than the conventional DCS.

o

Transplantation of the safety system platform to the signal systems for the main railway transport control systems. The successful transplant of the triple redundancy and the quadruple redundancy system platform to the railway signal interlocking, the automatic train protection system, and the central train control systems, and high speed train control systems installed along the railway stations, should help HollySys to obtain a leading position over time in this market.

o

Application of the supervision control and data acquisition platform and concept to the information management systems for government uses.

o

Development of programmable logic controller systems (which are microcomputer-based control devices used to replace relay logic for the purpose of implementing specific functions such as input and output control, logic problem-solving, timing, counting, regulating control, communication, arithmetic, and data and file manipulation), based on our core technologies.

We believe that we will have opportunities to expand into growing market sectors by establishing relationships with existing market participants, in some cases acquiring minority or controlling ownership interests in these businesses.  Through Beijing HollySys, we hold interests in the following companies:

o

New Huake Electronic Technology Co., Ltd. (37.5%);

o

HollySys Information Technology Co., Ltd. (49%);

o

HollySys Zhonghao Automation Engineering Technology Co., Ltd. (89.11%);

o

HollySys Electric Technology Co., Ltd. (40%);

o

Beijing TechEnergy Co., Ltd. (50%);

o

Beijing HollySys Equipment Technology Co., Ltd. (20%);

o

Beijing Best Power Electrical Technology Ltd. (18.49%);

o

IPE Biotechnology Co., Ltd. (31.15%); and

o

Zhongjijing Investment Consulting, Ltd. (5%)

On October 31, 2007, the shareholders of HollySys Zhonghao approved its liquidation. Stockholders’ meeting was held on May 22, 2008 and a resolution was passed to allocate the remaining assets of HollySys Zhonghao to its investors, and Beijing HollySys received cash of RMB 1,635,704 (equivalent to $225,481).  Accordingly, Beijing HollySys recognized gain on disposal of RMB 813,282 (equivalent to $112,113) which was included in other income for the year ended June 30, 2008

In May 2008, the Company approved to dispose the equity interest of Beijing Best Power Electrical Technology Co., Ltd. (the “Best Power”).  Accordingly, investment in Best Power is reclassified as assets held for sale under current assets as of June 30, 2008 and measured at lower of carrying value or fair value less cost to sell amount.

Products and Services

As a leader in China's automation and controls industry, we offer specialized automation solutions (including management and control integrated solutions for process industries, automation solutions for subway and light-rail and railway signaling automation solutions) based on each client’s specific requirements.  We are committed to providing reliable, advanced and cost-effective solutions to help customers optimize their processes to achieve higher quality, greater reliability and better productivity and profitability.

Our integrated solutions create value for and improve the competitive strengths of our customers by:

•

Generating synergy and improving efficiency of our customers through integrating communications, marketing and service functions;

•

Utilizing our industry and process knowledge to develop customized solutions that improve the efficiency of our customers;

•

Providing a software platform for the optimization of management operations, which provides real-time automation and information solutions throughout a business; and

•

Offering maintenance and training services to our customers, which help to cut costs and improve operating efficiency.

We customize our floor plans based on careful on-site studies, build design-specific network systems using our advanced DCS technology and proprietary software, and offer manufacturing execution system services to ensure that real-time management control is available to our customers in a streamlined and easy-to-use manner.

Based on our careful research of the demand and requirements of manufacturing industries for information technology, we propose management and control integrated solutions. Our solutions are based on the HOLLiAS (HollySys Integrated Industrial Automation System) platform, which includes features for the fourth generation of DCS and functions for the international mainstream DCS. HOLLiAS is an open system software platform that integrates various management functions and control systems with procured peripheral equipment, self-produced core hardware and the customer’s existing hardware and software. Using the HOLLiAS platform, we can provide customized solutions to meet the application requirements of different industries.

We established a project group for each potential customer, which has a team of systems engineers and managers engaged in providing total integrated solutions to our customers to meet their specific requirements. Each project group is staffed with a dedicated team of sales engineers, technical engineers and project management professionals. The sales engineers and technical engineers work together to offer the best customized solutions as a result of their understanding of the customer’s detailed requirements through on-site studies. The technical engineers are responsible for hardware assembly, software configuration, testing and installation, commissioning and trial operation, and start-up and training; while the project management professionals oversee budgetary matters, coordinate the work force, ensure adequacy of resources and monitor progress and quality to ensure the timely completion of each project.  Our integrated solutions projects involve one or more of the following activities:

•

Solution planning – We provide our customers with strategic and tactical reviews of their current operations and future requirements.  We do much of this work before the customer awards the contract to assist the customer in developing an appropriate request for proposal and to improve HollySys’ chances of winning the contract. The planning includes defining client business requirements, developing appropriate hardware and software and selecting preferred technology.

•

Solution design. – We detail the industry specifications and implementation tactics necessary to achieve our customer’s objectives. HollySys also considers how the new technology will integrate hardware and software integrated in the solution with the customer’s existing hardware and software and how it will be managed on an ongoing basis. Examples of these services include defining functional requirements for the system and our components, developing integration plans and designing of customer-specific system and services applications.

•

Solution implementation. – We install the recommended systems to meet our customers' specific requirements. Key activities include project management, hardware procurement and production, software development, configuration and field installation and testing, and development of customized system and services management applications.

•

Maintenance and support services. We emphasize creating value for our clients by providing high quality tailored services.  Our professional, prompt and long-term services include technical services, engineering services to specific industries, application development services and maintenance services.  We provide maintenance and technical support in connection with all of our systems integration projects. These services currently include assistance with the implementation of new system platforms, configuration and programming services for new business processes, and assistance with technology upgrading.   We believe that our policy of on-going maintenance and technical support will help foster long-term relationships with our customers and eventually create significant business opportunities.

•

Training –  We also incorporate customer training and an ongoing service component into our product offerings.  We provide technical training for our customers and strategic partners to increase their awareness and knowledge of DCS technologies in the Chinese industrial automation market and to support the operations of our customers' integrated automation systems. The training helps to ensure that customers derive the greatest amount of benefit possible from their new automation system.  As a result, this training leads to increased value, which in turn generates customer satisfaction and loyalty.

We believe that our product design and applications that are integrated in the solutions are unmatched among our domestic competitors.  We also believe that the sophistication and quality of our products rival those of the western-based industry leaders, while our ability to understand and meet the needs of our Chinese customers gives it a decided advantage over those western competitors.  The value of this combination is reflected in our strong revenue and profit growth in recent years.

Market for Automation and Controls Solutions

Since the 1960’s, the automation system industry has experienced a steady growth, fueled by continuous demand for automation products and services by both traditional process industries and discrete industries, in their effort to optimize productivity and improve efficiency. According to the ARC Advisory Group, or ARC, a leading industry research and advisory firm, the worldwide market for DCS, as measured by revenue, was approximately $10.3 billion in 2004. Despite large regions of the world experiencing little or no growth, ARC projects that the worldwide DCS market will continue to grow at the average annual rate of 6% through 2009.

The chart below shows a forecast of the worldwide DCS market size.

Source: ARC Advisory Group

According to ARC, the DCS market in China, as measured by revenue, exceeded $780 million in 2005 and will grow at a compounded annual growth rate of approximately 12% through 2010. ARC further projects that the DCS market, as measured by revenue, will exceed $1400 million by 2010.

The chart below shows the forecast of  the DCS market size in China.

Source: ARC Advisory Group

We agree with ARC’s assessment that, “China, in contrast to most other countries, provides robust growth prospects for DCS suppliers. With new investments continuing to take place in its core process industry sector, the market has excellent growth potential in both the near and long-term. Almost a quarter of a billion people with their growing disposable income are generating an exploding demand for a wide range of products. Domestic and global manufacturers, lured by this opportunity, have created new, world-class production facilities in almost all vertical industries. They are going beyond the near term opportunity for obtaining low cost labor. They are pursuing the best available control system technology and attaining a sustainable competitive advantage.”

Currently, the vast majority of the global automation market is still controlled by a handful of multi-national companies, most of them with western roots. Our competition includes some very recognizable names: Honeywell (US); Siemens (Germany); General Electric (US); ABB (Sweden); Rockwell (US); Westinghouse (US); and Hitachi (Japan). The western roots of automation are not surprising, as that is also where industrialization began and progressed the farthest during the 19th and 20th centuries.

However, a new focus of the automation market is China, where the tremendous growth of industrialization is by now a very familiar story. Manufacturing jobs in the US and other western economies over the past two decades have steadily decreased, while China’s industrial base has expanded at the rate of 8.5% annually since 1991. China’s shift from a developing country to one of the world’s leading producers of industrial equipment and consumer goods has created a substantial and growing demand for the automation systems that help to make those manufacturing processes more efficient, reliable and safe.

Due to the rapid increase of investment in fixed assets in China, the DCS market experienced extremely high growth. In the past three years, the DCS market had achieved an approximately 20% growth rate annually. According to a recent market survey by CICN of the DCS market in 2004, the largest segment of the industrial automation market in China is dominated by a few key companies, including ABB, Honeywell, Shanghai Xinhua, Emerson, Yokogawa, Foxboro, Supcon and Siemens. In terms of market share, we rank as the second largest supplier in China’s DCS market and we have established a leadership position in some key segments.  Furthermore, the growth in our revenues has outpaced the growth of the automation market in general.

Integrated Contracts

The main channel through which we get our automation system business is the bidding process. Customers seeking bids propose their requirements and specifications in legal bidding documents and those companies that are interested in obtaining these contracts make a bid in written form. If we win the bidding, we get the integrated contract.

We derive over 90% of our total consolidated revenues, mainly from the integrated contracts that we win through the bidding process.  In addition, because product sales are not part of the integrated contracts, we gain another revenue stream through the sale of spare parts and component products to customers for maintenance and replacement purposes after the completion of the integrated solution contract.

The purpose of an integrated contract is to furnish an automation system that provides the customer with a total solution for the automation or process control requirement being addressed. The automation system and total solution that we offer consists of hardware, software and services, all of which are customized to meet the particular needs and technical specifications of our customers.  None of hardware, software and service has independent functionality, and therefore cannot be sold separately to customers.

The major terms of an integrated solution contract include solution planning and design, system installation, customer acceptance, payment milestones and warranty. The process of fulfilling an integrated contract consists of the following four stages:

1.

Solution planning and design - We provide customers with a customized plan for achieving the required solution by establishing a project group for each contract. The project group includes system engineers who propose and discuss and agree on the system design and implementation plan with the technical personnel of the customers.

2.

System manufacturing and installation - Based on the design and implementation plan, and in accordance with the project schedule, we enter into the process of purchasing the necessary hardware, manufacturing components for the hardware, developing software platform, re-configuring the software embedded in the hardware, and fabricating the integrated hardware into cabinets, on-site installation and testing, and training customer’s personnel about how to use the automation and total solution.

3.

Customer acceptance - The procedures for customer inspection and acceptance of the system are typically contained in the contracts. The initial inspection usually occurs when the hardware is delivered to the customer’s site for the purpose of detecting any obvious physical damage during shipping and to confirm that the entire order was delivered. A final acceptance will be performed upon the satisfaction of integrated solution testing.

4.

Warranty period - The integrated solution contracts customarily provide our customers with a one-year warranty (although sometimes the warranty period may be two years per the customers’ requests), which runs from the date of the final customer acceptance. The end of warranty period represents fulfillment of the entire contract.

Because of the nature of customized integrated contracts, a customer does not have the right to return the products that we deliver, so long as such products conform and perform to the customer’s specification. Prior to delivering our products to a customer’s site, we perform an internal test to ensure that the automation system works as intended. After installing the products on a customer’s site, any problems are solved during trial runs. Once the testing requirements have been satisfied, a customer will sign and date a customer acceptance document, which begins the warranty period. Due to the nature of this process, many companies in the automation systems business generally do not carry product liability insurance.

The size of an integrated contract is determined by a customer’s needs in terms of the amount of equipment needed and the complexity of integrated solution. The size of an integrated contract drives the revenues generated by the contract.  Because certain contracts will require working periods longer than one year, the best way to measure the contract revenue realized is to use the percentage-of-completion method.  Ultimately, our revenue stream will be driven by the average price of an integrated contract and how many integrated contracts have started in each reporting period.

Our backlog of contracts presents the amount of unrealized revenue to be earned from the contracts that we have won.  Accordingly, any increase or decrease in new contracts won by us, or any change of scheduled delivery dates will have a future impact on our future revenue streams.  In the event of a delay of delivery schedule, then the time of inspection, installation, trial run and customer acceptance will be delayed accordingly, all of which will affect our revenue recognition. If the delay of delivering the specified automation systems was a result of our inability to deliver the system on a timely basis, then will be held responsible for this delay, in accordance with the terms specified in respective integrated contracts.

Competition

We compete with various domestic and international producers offering automation systems to the Chinese market.  We believe that our proprietary systems and products provide us with a strong competitive advantage over our domestic Chinese competitors. However, a number of multinational companies, some of whom have substantially greater financial and other resources than we currently have, have been offering first rate automation systems to Chinese customers before us.  We believe that our primary competitors in the market for our products are ABB, Honeywell, Emerson and Siemens.

When compared to our competitors, we believe that we have the following competitive advantages:

•

Emphasis on Engineering.  Engineers are a critical element of effective design of both hardware and software components of automation equipment and systems.  For western companies, they are also a very costly element of the process.  Even the largest western companies face constraints in the size of their engineering staff due to the high salaries and attendant costs.  One of our competitive advantages has been the low cost of engineers in China relative to those in the west to increase the sophistication of its products and to accelerate their development. Applying high levels of engineering effort to each product enables us to provide a solution that is tailored not only to the industry in which the customer operates, but also to the customer’s specific needs. That custom solution is provided at a cost that is typically lower than the generic products of its competitors.

•

Industry Process Knowledge.  We devote substantial time and effort to understanding our customers and their business. This knowledge helps to ensure that the systems we design will provide the optimum in benefits for the customers.  We maintain this information in an extensive “library” of industry process information that we utilize to speed up the system design process and to maximize the quality of the result, while at the same time minimizing costs.  As a result, we were able to take into account the widely varying degrees of sophistication and resources that our Chinese customers possess. The result of this strategy is to broaden our potential customer base and to consistently deliver products that are of value to these customers.

•

Integration Services.  Western automation system companies are principally system platform suppliers and the role of integrating the systems into the customer’s overall management information system is generally left to independent firms.  While such firms are widespread in western countries, China does not have a large number of systems integration companies to perform this work, as these companies have been historically unprofitable in China.  We have bridged this gap by providing a vertically integrated solution to our customers that include integration of our hardware into the customers’ overall manufacturing and information systems. This combination of the two aspects of system design and installation take further advantage of the low cost of engineering services in China and provides another benefit, as the design and integration teams can work together to produce the best result more quickly and efficiently, again lowering costs.

•

Core Technologies.  Although we deliver tailored systems, our systems are based on basic modules of automation technology that are common across a broad array of industries and applications.  Using these modules as a starting point, development of an industry and customer-specific product is both more efficient and produces a better result than starting from scratch each time. That means that, with our labor cost advantages, we can provide a highly customized automation product at a very favorable cost.

•

Use of Engineering Sales Personnel.  The use of trained engineers in product and system design is complemented by the use of engineers in the sales process as well. The advantages of doing so are substantial. They include the ability to understand from the beginning the needs of the customer and how to address them and the ability to convey that information to the team that will ultimately develop the system to be installed.

•

Accounting for the Broad Array of Chinese Customers’ Capabilities.  China’s rapid growth and industrialization distinguish it from other manufacturing nations in some ways. There are many “established” Chinese companies that operate in facilities that are decades old, many companies that operate in new or recently upgraded facilities, and the largest number that fall somewhere in between.  We understand, to a greater extent than our western competitors, the full range of needs and capabilities that Chinese customers possess, and we have designed our business to meet them.  As a result, we are able to offer even the most basic control systems solution while also providing the most sophisticated systems available to applications that meet the rigorous requirement of the highly complex and demanding nuclear power industry.

•

Pace of Product Development.   Another way that we keep ahead of our competitors is by our pace of development.  HOLLiAS is the fourth generation of controller systems developed by us, and it took us only a little more than a decade after our first operational system to achieve this breakthrough.  We believe that our competitors are frequently hampered by institutional factors that slow the product development process, and as a result, their products cannot incorporate the latest advances in electronics.

•

Maintenance Services.  Automation systems require regular maintenance to operate within customer guidelines.  Older analog systems were well within the capability of many customers to maintain on their own.  However, as automation systems shift to electronic components utilizing custom software and digital signaling, their complexity has increased and have made it less easy for customers to maintain their systems independently.   To meet this growing customer need we offer our customers maintenance services along with our products.  Our regional sales and services offices place us within easy reach of a very high proportion of our customer and potential customer base, which makes it possible for a single maintenance technician to cover maintenance calls for several different customers each week.  An added advantage to offering maintenance services is the benefits derived from the strengthened relationship with our customers.  Effective maintenance services, leads to increased customer satisfaction, customer loyalty, and increased business opportunities. Offering ongoing services, which not only create the opportunity to generate additional revenue, but enable us to troubleshoot installations effectively, help to ensure that maximum benefit is derived from the system, and gives us the ability to identify the need for new products and services that will benefit the customer and generate additional business for us.

Manufacturing and Raw Materials

We assemble our products from subcomponents provided by others or we outsource the production to qualified vendors.  We acquire advanced printed circuit board components from high quality suppliers.  We rely on our manufacturing management department to coordinate the procurement of raw materials and outsourced processing, including the procurement of components and standard parts (such as cables and connectors), and outsourced processing of Polyvinyl Chloride (PVC) coating, shells, and printed circuit boards.  Our products are subjected to rigorous testing in our facilities prior to shipment.

In 1997, Beijing HollySys passed the ISO9001 international quality assurance system certification.  And in 2002, Beijing HollySys obtained the ISO9001:2000 certificate, which covers all the processes including research and development, sales and distribution, manufacturing, engineering, technical support and repair service, etc.

Seasonality

Our operating results and operating cash flows historically have not been subject to seasonal variations. This pattern may change, however, as a result of new market opportunities or new product introductions.  Revenues of our business as a whole do not tend to fluctuate significantly by season, although compared to other quarters, our third quarter is relatively slow due to the Chinese New Year holidays.

Regulation

We operate our business in China under a legal regime that consists, at the national level, of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its leadership, including: the Ministry of Agriculture and its local authorities; the Ministry of Commerce and its local authorities; SAFE and its local authorities; the State Administration of Industry and Commence and its local authorities; and the State Administration of Taxation, and the Local Taxation Bureau.  The following sets forth a summary of significant regulations or requirements that affect our business activities in China and our shareholders’ right to receive dividends and other distributions from us.

Foreign Currency Regulations. We are subject to the PRC’s foreign currency regulations.  The PRC government has control over RMB reserves through, among other things, direct regulation of the conversion of RMB into other foreign currencies.  Although foreign currencies which are required for “current account” transactions can be bought freely at authorized Chinese banks, the proper procedural requirements prescribed by Chinese law must be met.  At the same time, Chinese companies are also required to sell their foreign exchange earnings to authorized Chinese banks and the purchase of foreign currencies for capital account transactions still requires prior approval of the Chinese government.

Taxation.  Before the implementation of the new EIT, as disclosed elsewhere herein, domestic enterprises established in the PRC were generally subject to an EIT rate of 33.0%, which includes a 30.0% state income tax and a 3.0% local income tax.  On March 16, 2007, the National People’s Congress of China passed the new EIT Law, and on November 28, 2007, the State Council of China passed the Implementing Rules for the EIT Law, or Implementing Rules, which took effect on January 1, 2008. The EIT Law and Implementing Rules impose a unified EIT of 25.0% on all domestic-invested enterprises and FIEs, unless they qualify under certain limited exceptions. Therefore, as of January 1, 2008, nearly all FIEs are subject to the new tax rate alongside other domestic businesses and no longer benefited from the old tax laws applicable to FIEs, and its associated preferential tax treatments.  In addition to the changes to the current tax structure, under the new EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a resident enterprise and will generally be subject to an EIT of 25.0% on its global income. The Implementing Rules define the term “de facto management bodies” as “an establishment that exercises, in substance, overall management and control over the production, business, personnel, accounting, etc., of a Chinese enterprise.”  If the PRC tax authorities subsequently determine that the Company should be classified as a resident enterprise, then our global income will be subject to PRC income tax of 25.0%.

Despite these pending changes, the EIT Law gives the FIEs established before March 16, 2007, or Old FIEs, such as our subsidiary, Hangzhou HollySys, a five-year grandfather period during which they can continue to enjoy their existing preferential tax treatments.  During this five-year grandfather period, the Old FIEs which enjoyed tax rates lower than 25% under the original EIT Law will be subject to a gradual 2% increase of their EIT rate each year until their tax rate reaches 25%.   In addition, the Old FIEs that are eligible for the “two-year exemption and three-year half reduction” or “five-year exemption and five-year half-reduction” under the original EIT Law, are allowed to continue enjoying these preferences until these holidays expire.  For the calendar year ending December 31, 2008, the relevant EIT rate for Hangzhou HollySys would be gradually adjusted to 18% under the new EIT law. As a result under the new Tax Law, Hangzhou HollySys’ tax rate is 9% in its last year of tax holiday with 50% reduction. The discontinuation of any such special or preferential tax treatment or other incentives would have an adverse effect on any organization’s business, fiscal condition and current operations in China.

Also, under the EIT Law and the Implementing Rules, FIEs engaging in the manufacturing businesses with a term of operation exceeding ten years may, subject to approval from local taxation authorities, be entitled to a two-year tax exemption from the EIT, commencing with the year they become profitable and a 50.0% tax reduction for the three years thereafter.

Further, according to the new EIT law, entities that qualify as “High-tech Enterprises” are entitled to the preferential EIT rate of 15%. Beijing HollySys is registered in a high-tech zone located in Beijing and was deemed as a High-tech Enterprise by Beijing Commission of Science and Technology.  According to the preferential regulations specified by State Council, Beijing HollySys had entitled to be subject to a favorable income tax rate at 15% from October 1, 2002 to December 31, 2007. As of June 30, 2008, Beijing HollySys has not yet applied for the status as a High-tech Enterprises as the new recognition criteria and procedures for High-tech Enterprise under the new EIT law were newly issued on April 14, 2008. Beijing HollySys is in the process of applying the High-tech Enterprise status, and the management expects Beijing HollySys to be continued as High-tech Enterprise under the new EIT law and entitled to the preferential tax rate of 15% for the calendar year ending December 31, 2008.  However, if Beijing HollySys cannot successfully obtain the approval as High-tech Enterprise, the applicable tax rate for the six months ended June 30, 2008 will be increased to 25%.

Dividend Distribution.  Under PRC law, FIEs in China, including Hangzhou HollySys, may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting principles. In addition, FIEs in China are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year for their general reserves until the accumulative amount of such reserves reaches 50% of registered capital. These reserves are not distributable as cash dividends.  The board of directors of a FIE has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, and expansion (development) funds which may not be distributed to equity owners except in the event of liquidation.  In addition, under the new EIT Law, effective as of January 2008, dividends from our PRC subsidiaries to us will be subject to a withholding tax of 5%.

The foregoing summary does not purport to be complete and is qualified by reference to the relevant provisions of applicable law in the jurisdictions in which we operate.  We believe that we are currently in compliance with all applicable laws and regulations relating to our business.

Marketing, Sales and Customer Support

Our marketing and sales activities are focused on the Chinese domestic market where there is a growing demand for automation and control products, systems and services.  Because our market strategy is to tailor products to specific customer needs, our sales teams consist of a complementary group of sales personnel and hardware and software engineers from a variety of disciplines.  Employing a pool of skilled personnel at this early stage accelerates the design and the subsequent production of a particular customized solution, typically exceeding that of our competitors. Our sales team possess significant hands-on, industry-specific experience which permit them to do on-site process analyses, which in turn, makes the design and implementation of upgrades simpler.   The result is a system that is more effective, efficient and reliable, which in turn leads to a truly satisfied customer.

Our direct sales force is organized into three groups, as follows:

•

Department of Region Sales: there are 10 geographic sales regions covering 30 provinces in China. The direct sales professionals provide business consulting, promote pre-sale activity and serve as customer contacts.

•

Department of Customer Service is in charge of managing relations with all contracted customers, and improving customer satisfaction by coordinating responses to the client’s information request, sale of supplemental parts or components, and customer visits.

•

Department of Marketing Plan has been established to facilitate strategic cooperation with certain specialized manufacturers, in order to expand the specific fields, such as Digital Electro-Hydraulic Control Systems, air separation and desulphurization.

Currently, the programmable logic controller products are in an early marketing stage, and we are using several contracted distributors and developing more distributors to expand sales of its programmable logic controller products.

We identify and target market segments and select target sales opportunities on a national level, and we also conduct sales opportunity studies to ensure that adequate regional sales resources are available.  Sales quotas are assigned to all sales personnel according to annual sales plans.  We classify market segments and target opportunities on national and regional levels.  This classification helps us to determine our primary sales targets and to prepare monthly and quarterly sales forecasts.  Then, the sales team approves target projects, develops detailed sales promotion strategies and prepares reports on order forecasts, technical evaluation, sales budgeting expense, schedules and competition analysis. After the report has been approved, a sales team is appointed consisting of sales personnel and technicians.

Our market strategy focuses on building strategic cooperative relationships with its customers, educating them about technological developments and reflecting their interests in our products and services.  We employ marketing personnel to conduct market research, to analyze user requirements and to organize marketing communications.  Our marketing team engages in a variety of marketing activities, including:

•

publishing internal research reports and customer newsletters;

•

conducting seminars and conferences;

•

conducting ongoing public relations programs; and

•

creating and placing advertisements.

We actively participate in technology-related conferences and demonstrate our products at trade shows or at exhibitions targeted at our existing and potential customers.  We also evaluate a range of joint-marketing strategies and programs with our business partners in order to take advantage of their strategic relationships and resources.  We also support our customers by offering field services such as maintenance and training services, which help customers to cut cost and improve operating efficiency.

As of June 30, 2008, we employed 325 direct sales personnel who were assigned to three business areas: railway transportation, nuclear power plant, and DCS.  Sales activities are coordinated from our offices in  Beijing and Hangzhou.  All sales staff are responsible for implementing the sales policies established at headquarters.

Property, Plants and Equipment

Our principal executive offices are located 10 Jiancaicheng Middle Road, Xisanqi, Haidian District, Beijing, China.  We lease or own the land use rights to property at the following principal locations, each of which contains principal administrative offices, sales and marketing offices, research and development facilities, and manufacturing facilities:

Location	Approximate Sq. Meters	Ownership
Beijing	18,000	Owned
Beijing	4,937	Leased
Hangzhou	25,000	Owned

We lease the 4,937 square meter space in Beijing, subject to a five-year factory lease agreement, dated as of May 22, 2006, between Beijing HollySys and Beijing Lighting Fixture Co., Ltd., or Beijing Lighting, at a monthly rate of approximately RMB100,000.  The lease will expire on July 19, 2011.   We also lease office space in Beijing, pursuant to an annually renewable lease agreement between Beijing HollySys and HollySys Information Technology Co., Ltd., or HollySys Information (in which Beijing HollySys holds a 49% interest), to lease office space. Our basic rental price has ranged from RMB1.4 or RMB1.5 per square meter per day during the past five years and our total rental cost per year depends on the actual total square meters leased each year. Our total rental expense for this facility for the years ended June 30, 2008 and 2007 was approximately $731 and $81,005, respectively.

The manufacturing facilities at the above locations are used for system integration production, including hardware testing instruments, auxiliary material processing, packaging and shipping, and for self-made product integration production, including inspection and testing.   We believe that our existing facilities are adequate to conduct our current and foreseeable future business operations.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F.  This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

Overview

Through our Chinese operating subsidiaries, we are one of the leading automation systems providers in China, developing a number of core technologies and completing numerous projects utilizing a wide array of automation products.  With our philosophy of sincere concern for customers and our technical innovation capabilities, we specialize in the research, development, production, sale and distribution of industrial automation for digital railway signals and information systems, e-government, motor drive transmissions and safety controls for nuclear power reactors.

The main channel through which we get our automation system business is the bidding process.  Customers seeking bids propose their requirements and specifications in legal bidding documents and those companies that are interested in obtaining these contracts make a bid in written form.  If we win the bidding, we get the integrated contract.

We derive our revenue mainly from the integrated contracts we have won through the bidding process, which accounts for over 90% of the total consolidated revenue.  In addition, we also sell spare parts and component products to customers for maintenance and replacement purposes after the completion of the integrated solution contract.  Product sales are not part of the integrated contracts.  Therefore, it is another stream of revenue but minor in volume.

The purpose of an integrated contract is to furnish an automation system that provides the customer with a total solution for the automation or process control requirement being addressed.  The automation system and total solution we offer consists of hardware, software and services, all of which are customized to meet the customer’s particular needs and technical specifications.  None of hardware, software and service has independent functionality, and therefore cannot be sold separately to customers.  The following table sets forth the information regarding the contracts we won during the last three fiscal years and backlog at the dates indicated:

	Years Ended June 30,
	2006	2007	2008
Number of new contracts won during the year	927	1,161	1,293
Total amount of new contracts (mm)	$117.17	$138.77	$216.40
Average price per contract	$126,397	$119,526	$167,364

	As of June 30,
Backlog Situation:	2006	2007	2008
Contracts newly entered and unfinished (mm)	$54.95	$67.60	$124.42
Contracts started in the prior year and unfinished (mm)	$31.80	$34.32	$54.03
Total amount of backlog (mm)	$86.75	$101.92	$178.45

As indicated above, both the amount of new contracts won and the amount of backlog have been increasing steadily during the past three years.

As a growing company, we have achieved significant progress in the past three years.  Our total consolidated revenues for the fiscal year ended June 30, 2008 was $121.50 million, compared to $101.89 million for the prior fiscal year, representing an increase of 19.3%, followed by a growth of 13.3 % from $89.92 million in fiscal 2006.

Recent Developments

The Company has received approval to list its common stock on the NASDAQ Global Select Market in July 2008.  The Company’s common stock has commenced trading on NASDAQ with effective from August 1, 2008, under the stock symbol "HOLI".  Prior to this move, the Company's common stock was traded on the OTC Bulletin Board under the stock symbol "HLSYF".

Subsequent to the fiscal year ended June 30, 2008, the Company completed the disposal of its associates, Beijing Best Power Electrical Technology Co., Ltd. for cash consideration of RMB 13.98 million to unrelated third parties on August 7, 2008.  In view of the intended disposal, the investment in Best Power was reclassified as Assets held for Sales on the consolidated balance sheet as of June 30, 2008.

Key Factors Affecting Our Growth, Operating Results and Financial Condition

Our future growth, operating results and financial condition will be affected by a number of factors including:

•

The ability in developing new products and systems in order to improve competitiveness, which can increase both in sales revenue and margins.  The success of our business depends in great measure on our ability to keep pace with or even lead changes that occur in our industry.

•

The success in expanding our business in targeted emerging markets and overseas market, which may require us to overcome domestic competitions and any trade barriers.

•

Our ability to retain our existing customers and to explore additional business opportunities.  Since we do not have long-term purchase commitments from customers, so our customers can shift to other competitors for future projects.  It is important to maintain our customer base in order to sustain and expand our business.

•

The success of our business also depends on securing a steady stream of new customers.  In order for our business to continue to succeed and grow, it is vital to secure contracts with new customers on a regular basis.

•

The ability to secure adequate engineering resources and relatively low cost engineering staff can increase our profitability and potential business prospects.  One of the competitive advantages that we enjoy is the access to lower cost engineering staff as compare to those of our Western and Japan-based competitors.  The plentiful supply of affordable engineering talent in China is a key element of our overall business strategy.

•

Further improvement in product design and maintaining high standard of quality control, which can reduce or avoid product defects.  Any product defects will incur additional costs and cause damage to business reputation.

•

The ability in securing and protecting our intellectual property rights will be critical, as our business is based on a number of proprietary products and systems, and we strive to strengthen and differentiate our product portfolio by developing new and innovative products and product improvements.

•

The success in penetrating into the railway and nuclear power market sectors can bring in revenues and margins.  In addition to the traditional industrial automation business, our plan for future growth includes an increasing emphasis on rail control systems and nuclear power generation control systems.

•

The ability to obtain greater financial resources to match or even exceed our major competitors, in order to compete effectively with them, and to weather any extended weaknesses in the automation and control market.

•

The continued growth in Chinese industry and Chinese economy in general.  This continued growth will create more business opportunities for us, as industrial companies in China are our principal source of revenues.

•

The ability to maintain key personnel and senior management, who will have significant impact and contribution to our future business.  The ability to attract and retain additional qualified management, technical, sales and marketing personnel will be vital.

•

The continuation of the preferential tax treatment and subsidies currently available to our PRC subsidiaries will be critical to our future operating results.  If governmental subsidies were reduced or eliminated, our after-tax income would be adversely affected.

•

The continued appreciation in Renminbi (RMB) against US dollars will result in future translation gain as most of our assets are denominated in RMB.  In addition, some of our raw materials, components and major equipment are imported from overseas.  In the event that the RMB appreciate against other foreign currencies, our costs will decrease and it will increase our profitability.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements which have been prepared in accordance with US GAAP.  The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.  We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of our assets and liabilities that are not readily available from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or if changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.  We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates.  The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue Recognition

Revenues generated from designing, building, and delivering customized integrated industrial automation systems and providing relevant solutions are recognized over the contractual terms based on the percentage of completion method.  The contracts for designing, building, and delivering customized integrated industrial automation systems are legally enforceable binding agreements between the Company and customers.  Performance of these contracts often will extend over long periods, and the Company’s right to receive payments depends on its performance in accordance with these contractual agreements.  The duration of contracts the Company performs is depending on the contracts size in term of dollar amounts.  In general, the bigger a contract size is, the longer the duration of that contract is.  The duration of a small contract is less than one year without including warranty period.  The duration of a large contract is longer than one year without including warranty period.  Including the warranty period, all of our contracts have their duration longer than one year.  The operating cycle of the Company is determined by a composite of many individual contracts in various stage of completion and is measured by the duration of the average time intervening between the acquisition of materials or service entering the construction process and the substantial completion of contracts.  Based on the historical experience, the operating cycle of the Company exceeds one year.

In accordance with AICPA’s SOP 81-1, “Accounting for Construction Contracts and Certain Production-Type Contracts,” revenue recognition is based on an estimate of the income earned to date, less income recognized in earlier periods.  Estimates of the degree of completion are based on the costs incurred to date comparing to the expected total costs for the contracts.  Revisions in the estimated profits are made in the period in which the circumstances requiring the revision become known.  Provisions, if any, are made currently for anticipated loss on the uncompleted contracts.  Revenue in excess of billings on the contracts is recorded as unbilled receivables and included in accounts receivable.  Billings in excess of revenues recognized on the contracts are recorded as deferred revenue until the above revenue recognition criteria are met.  Billings are rendered based on agreed milestones included in the contracts with customers.  There are different milestones among the contracts the Company has won.  In general, there are four milestones: 1) system manufacturing, 2) system delivery, 3) installment, trial-run, and customer acceptance, and 4) expiration of a warranty period.  The amount to be billed when each of the specified milestones is reached has been specified in a contract.  All contracts have the first milestone, but not all contracts have a prepayment.  The Company recognizes 100% of the contractual revenue at the end of customer acceptance stage as the Company estimates that no further major costs will incur under a contract, a signed customer acceptance document has been obtained, and a warranty period starts to count.  Revenues are presented net of taxes collected on behalf of government.

Revenue generated from sales of electronic equipments is recognized when persuasive evidence of an arrangement exists, delivery of the products has occurred, customer acceptance has been obtained, which means the significant risks and rewards of the ownership have been transferred to the customer, the price is fixed or determinable and collectability is reasonably assured.

Inventories

Inventories are composed of raw materials and low value consumables, work in progress, and finished goods.  Inventories are stated at the lower of cost or the market based on weighted average method.  The work-in-progress represents the costs of projects which have been initiated in accordance with specific contracts and have not been completed yet.  The Company makes provisions for estimated excess and obsolete inventory based on its regular reviews of inventory quantities on hand and the latest forecasts of product demand and production requirements from its customers.  The Company writes down inventories for not saleable, excess or obsolete raw materials, work-in-process and finished goods by charging such write-downs to cost of sales.  In addition to write-downs based on newly introduced parts, statistics and judgments are used for assessing a provision on the remaining inventory based on salability and obsolescence.

Warranty

Warranty is a major term under an integrated contract, which will last, in general, for twelve months or be specified under a contract.  The Company estimates a warranty liability under a contract using a percentage of revenue recognized, which is derived from its historical experience, in order to recognize a warranty cost for a contract in the proper period of time.  In addition, at the end of each reporting period, the Company estimates whether or not the accrued warranty liabilities are adequate based on 1) the outstanding warranty time period of a contract which has entered into the warranty period, 2) the total revenue has recognized on a contract which has been under the warranty period, and 3) all contracts which have been under the warranty period.  The Company adjusts the accrued warranty liabilities in line with the result of its assessment.

Accounts Receivable and Allowance for Doubtful Accounts

Performance of the contracts often will extend over long periods and the Company’s right to receive payments depends on its performance in accordance with these contractual agreements.  The Company bills a customer in accordance with the amount specified under the contract from the unbilled accounts receivable when the Company’s performance has reached a milestone.  In general, among four milestones, each interval of two contiguous billings under a contract is within one year (under certain railway control system contracts, the interval of two contiguous billings is longer than one year) and the last billing to be issued for a contract is at the end of the warranty period.  When a customer makes a prepayment at the start of a contract, the amount received will be recorded as deferred revenue.  The deferred revenue would be recognized as revenue under the completion percentage method along with the progress of a contract.  If no prepayment is received by the Company, revenue would be recognized through unbilled accounts receivable.  Accordingly, when a particular milestone is reached, a particular amount of unbilled accounts receivable will be transferred into billed accounts receivable.  Unbilled accounts receivable usually billed within one year.  The Company does not specify credit terms in its invoices and expect that its customers will make their payments upon receipt even though the contract terms say that a specific amount is due when a milestone is reached.  The Company does not require collateral from its customers.  Based on the prevailing collection practice in China, it is a reasonable expectation for the enterprises in automation industry to take over one year to collect billed amounts.

The Company issues invoices to its customers without specifying credit terms and consequential interests charge for late payments by its customers.  The Company reviews the status of both billed and unbilled accounts receivable periodically and decided how much allowance for doubtful accounts should be made based on factors surrounding the credit risk of customers, as well as its historical experience.  The Company set up bad debt allowance for an individual customer if there is a deterioration of the customer’s creditability and the assessed probability of default is higher than the historical experience. Based on the information available to management, the Company believes that its allowance for doubtful accounts as of June 30, 2007 and 2008 were adequate, respectively.  However, actual write-off might exceed the recorded allowance.

Impairment of Long-Lived Assets

The Company adopts the provisions of Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”).  SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets.  Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.  Losses on long-lived assets and intangible assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

Goodwill and Impairment Test

Goodwill resulting from an acquisition is measured at the excess of the cost of the business combination including directly related professional fees over the fair value of the assets acquired and liabilities assumed.  Goodwill will not be amortized, instead be reviewed at least annually for indications of impairment in terms of the provisions prescribed by SFAS No. 142.  When impairment occurs, the carrying value of goodwill is written down and a charge is recorded against net income.  For the year ended June 30, 2008, there was an impairment loss of $99,439 and the carrying value of goodwill was written down to be $0 as of June 30, 2008.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”).  SFAS No. 109 requires an entity to recognize deferred tax liabilities and assets.  Deferred tax assets and liabilities are recognized for the future tax consequence attributable to the difference between the tax bases of assets and liabilities and their reported amounts in the financial statements.  Deferred tax assets and liabilities are measured using the enacted tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

Effective July 1, 2007, the Company adopted the FASB’s Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. The Company’s policy on classification of all interest and penalties related to unrecognized tax benefits, if any, as a component of income tax provisions. The Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities.

Share-based Compensation

The Company adopts “SFAS” No. 123 (revised 2004) (“SFAS No. 123(R)”), ‘‘Share-based Payment’’, which requires that share-based payment transactions with employees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

Recently Issued Accounting Standards

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (FAS No. 157), which provides guidance on how to measure assets and liabilities that use fair value.  This Statement clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.  FAS No. 157 will apply whenever another generally accepted accounting principle requires, or permits, assets or liabilities to be measure at fair value but does not expand the use of fair value to any new circumstances.  This statement will also require additional disclosures in both annual and quarterly reports.  FAS No. 157 is effective for fiscal years beginning after November 2007 and will be adopted by the Company beginning July 1, 2008.  The Company does not anticipate that this pronouncement will have a significant effect on its financial position, result of operations and cash flow.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” (“SFAS No. 159”).  SFAS No. 159 provides a company with the option to measure selected financial instruments and certain other items at fair value at specified election dates.  The election may be applied on an item by item basis, with disclosure regarding reasons for partial election and additional information about items selected for fair value option.  The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and interim period within these fiscal years.  The Company does not anticipate that this pronouncement will have a significant effect on its financial position, result of operations and cash flow.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised 2007), “Business Combinations” (“SFAS No. 141(R)”).  SFAS No. 141(R) changes accounting for acquisitions that close beginning in 2009.  SFAS No. 141R broadens the guidance of SFAS No. 141, extending its applicability to all transactions and other events in which one entity obtains control over one or more other businesses.  It broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations.  SFAS No. 141R expands on required disclosures to improve the statement users’ abilities to evaluate the nature and financial effects of business combinations.  SFAS No. 141R is effective for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the potential impact the adoption of SFAS No. 141(R) that may have on its financial position, result of operations and cash flow.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements, An Amendment of ARB No. 51” (“SFAS No. 160”).  SFAS No. 160 requires that a noncontrolling interest in a subsidiary be reported as equity and the amount of consolidated net income specifically attributable to the noncontrolling interest be identified in the consolidated financial statements.  It also calls for consistency in the manner of reporting changes in the parent’s ownership interest and requires fair value measurement of any non-controlling equity investment retained in a deconsolidation.  SFAS No. 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact the adoption of SFAS No. 160 may have on the Company’s financial position, result of operations and cash flow.

In March 2008, FASB released SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133”. SFAS No. 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company does not anticipate that the adoption of SFAS No. 161 will have significant impact on the Company’s financial disclosures.

In May 2008, FASB released SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. This Statement is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. SFAS No. 162 will become effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company is currently evaluating the potential impact on the adoption of SFAS No. 162 that may have on the Company’s financial position, result of operations and cash flow.

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60 (“SFAS No. 163”).  SFAS 163 requires recognition of an insurance claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation.  SFAS 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years. The Company is currently evaluating the potential impact on the adoption of SFAS No. 163 that may have on the Company’s financial position, result of operations and cash flow.

Financial Position

The following are some financial highlights for the fiscal year ended June 30, 2008:

•

Total assets increased by $ 97.80 million from $154.93 million as of June 30, 2007 to $ 252.73 million as of June 30, 2008.  The increase was mainly due to a significant increase of $51.85 million in cash and cash equivalents, an increase of $15.68 million in accounts receivable, an increase of $10.76 million in inventories, an increase of $10.45 million in property, plant and equipment, an increase of $4.56 million in amount due from related parties.

•

Accounts receivable at June 30, 2008 was $103.05 million, an increase of $15.68 million, or 17.9%, compared to $87.37 million at June 30, 2007.  The increase was attributable mainly to the increase in total revenue.

•

Advance to suppliers at June 30, 2008 was $7.01 million, a decrease of $1.14 million, or 14.0%, compared to $8.15 million at June 30, 2007.

•

Inventory as of June 30, 2008 was $24.67 million, increased by $10.76 million, or 77.4%, compared to $13.91 million at June 30, 2007. Significant increase in inventories was caused by the purchases of materials for the production of the Company’s programmable logic controllers and other DCS products, with which the demand is expected to be increased in the coming quarters.

•

Long-term investment at June 30, 2008 was $11.40 million, of which $1.64 million (the carrying amount of investment in Beijing Best Power Electrical Technology Co., Ltd.) was reclassified as assets held for sales and reported in current assets in balance sheet as the investment is to be disposed, increased by $2.21 million, or 24.0%, compared to $9.19 million at June 30, 2007. The increase in long-term investment was mainly due to an additional investment of $0.69 million made to HollySys Information Technology Co., Ltd., an investment income of $0.54 million in Beijing Techenergy Co., Ltd., and an investment income of $0.15 million in HollySys Electric Tech Co., Ltd.

•

Total liabilities at June 30, 2008 were $87.79 million, decreased by $16.91 million, or 16.1%, compared to $104.70 million at June 30, 2007. The decrease in liabilities was mainly due to a decrease of $27.57 million in bridge loan payable as the Company made the full repayment during this year, a decrease of $10.01 million in short-term and long-term bank loans, an increase of $11.66 million in long-term bonds payable which were issued by Beijing HollySys during this year, and an increase of $9.05 million in deferred revenue.

•

Short-term bank loan at June 30, 2008 was decreased by $12.05 million, or 73.4%, from $16.42 million in fiscal 2007 to $4.37 million in fiscal 2008.

•

Long-term bonds payable at June 30, 2008 was $11.66 million and nil for 2007.  Beijing HollySys issued corporate bonds of RMB80 million on December 25, 2007 with a three-year term and will mature on December 28, 2010. The fix coupon rate on the bonds is 6.68% per annum.

•

Deferred revenue at June 30, 2008 increased by $9.05 million, or 77.9%, from $11.62 million in fiscal 2007 to $20.67 million in fiscal 2008.  The increase in deferred revenue was in line with the increase in project backlog during this year.

Operating Results

Comparison of Fiscal Years Ended June 30, 2008 and 2007

Operating Revenues

For the year ended June 30, 2008, total revenues amounted to $121.50 million, an increase of $19.61 million, compared to $101.89 million for the prior fiscal year, representing a significant increase of 19.3%.

Of the total revenues of $121.50 million, the integrated contract revenue accounted for $112.36 million, an increase by $14.98 million, compared to $97.38 million for the prior fiscal year, representing a 15.4% increase.  The increase of revenue was due to a greater number of integrated contracts being performed during the 2008 fiscal year.  There were 2,378 contracts being performed for the year ended June 30, 2008 compared to 2,089 contracts for the prior fiscal year, a 13.8% increase.  Such increase was mainly contributed by a significant increase of $12.30 million in system integration projects for subway systems.

Of the $121.50 million of total revenues, approximately $9.14 million related to product revenue, an increase of approximately $4.63 million, compared to $4.51 million of product revenue for the prior year, a 102.9% increase.  Such increase reflects an increasing demand for the Company’s equipment and parts for customers’ maintenance and replacement purposes during this fiscal year.

Revenue Backlog

An important measure of the stability and growth of the Company’s business is the size of its backlog, which represents the total amount of unrecognized revenue associated with existing contracts.  Any deferral of revenue recognition is reflected in an increase in backlog as of the end of current period.  The backlog as of June 30, 2008 amounted to $178.45 million, representing an increase of 75.09%, compared to $101.92 million as of June 30, 2007.

Of the total backlog as of June 30, 2008, the unrecognized revenue associated with new contracts signed in the current period was $124.42 million and the carry forward amount of the outstanding contracts from the prior year was $54.03 million, while the total backlog as of June 30, 2007 comprised of $67.60 million from new contracts signed in fiscal year 2007, and $34.32 million from contracts carried forward from prior year, respectively.

Cost of Revenues

For the year ended June 30, 2008, the total cost of revenues amounted to $84.87 million, an increase by $18.77 million, compared to $66.10 million for the prior fiscal year, representing a 28.39% increase.  The increase was due to the facts that cost of integrated contracts increased by $17.13 million, and cost of products sold increased by $1.64 million year over year.

Cost of revenues can be divided into cost of integrated contracts and cost of products sold, in line with the categories of revenues.  The cost of integrated contract revenue consists primarily of three components: cost of equipment and materials, labor costs and other manufacturing expenses incurred from designing, building and delivering customized automation solutions to customers.

The total cost of integrated contracts was $81.41 million for the fiscal year ended June 30, 2008, compared to $64.28 million for the prior fiscal year, representing an increase of $17.13 million, or a 26.6% increase.  The increase was primarily due to the following factors: 1) an increase of $16.48 million in cost of equipment and materials, as higher cost of equipment imported for the system integration projects for subway systems; and 2) an increase of $1.14 million in labor cost, primarily due to the increase in average labor salary and welfare costs.

As a percentage to cost of integrated contract revenue, labor cost accounted for 7.5%, compared to 7.8% for the prior fiscal year; cost of equipment and materials accounted for 73.9%, compared to 68.0% for the prior fiscal year; and other manufacturing expenses accounted for 18.5%, compared to 24.2% for the prior fiscal year.  As a percentage to integrated contract revenue, labor cost accounted for 5.5%, compared to 5.1% for the prior fiscal year, which the change was caused by the increase in average labor salary and welfare costs.  Cost of equipment and materials accounted for 53.6%, compared to 44.9% for the prior fiscal year, the increase was driven by increase in imported equipment for system integration projects for subway systems.  Other manufacturing expenses accounted for 13.4%, which decreased from 16.0% for the prior fiscal year, mainly due to the components of cost of integrated contracts varied in the current period. The cost components of integrated contracts were determined and varied according to requirements of different customers.

Sales of products represent sales of spare parts (either self-made or purchased from outside vendors) to customers for maintenance and replacement purposes.  The outside purchased products and self-made products have different functions and capabilities.  The Company decides whether or not to purchase from outside vendors or make the necessary products itself based on the needs and preferences of different customers and efficiency considerations.  Therefore, as a percentage of the cost of products sold, the self-made products and outsourced products have varied significantly from time to time.  As self-made products generally contribute higher margin than outside purchased products, sales of a greater portion of self-made products generally result in lower cost of products sold.  Cost of products sold for the fiscal year ended June 30, 2008 was $3.46 million, an increase of $1.64 million, compared to $1.82 million for the prior fiscal year.  The increase in cost of products sold was consistent with the increase in product sales revenue.

Gross Margin

For the year ended June 30, 2008, as a percentage of total revenues, the overall gross margin was 30.1%, compared 35.1% for the prior fiscal year, primarily because of the drop in gross margin for integrated contracts.

The gross margin for integrated contracts was 27.5% for the year ended June 30, 2008 compared to 34.0% for the prior year.  The decrease in gross margin for integrated contracts was due mainly to different sales mix, as a higher proportion of system integration projects on subway systems which generated a lower margin of around 11%, which is much lower than the average margin level of above 30% for industrial automation projects.

The gross margin for products sold was 62.2% for the fiscal year ended June 30, 2008 compared to 59.6% for the prior fiscal year.

Selling Expenses

Selling expenses mainly consist of compensation, traveling and administrative expenses related to marketing and sales and promotion activities of the Company’s marketing and credit departments.  Selling expenses were approximately $9.68 million for the fiscal year ended June 30, 2008, an increase of 27.8%, or approximately $2.10 million, compared to approximately $7.58 million for the prior fiscal year.  Of the total increase, $1.10 was related to payroll expense of sales personnel, $0.21 million was for travel expense, $0.36 million was for sales promotion and advertisement, and $0.44 million was for other selling expenses and overheads.  As a percentage of total revenues, selling expenses accounted for 8.0% and 7.4% for the fiscal year ended June 30, 2008 and 2007, respectively.  The Company has established guidelines to monitor and evaluate sales performance for its products to customers in different industries and regions to control selling expenses.

General and administrative expenses

General and administrative expenses mainly include compensation, traveling and other administrative expenses of non-sales-related departments, such as the planning and finance department, information systems department and human resources department.  The legal and accounting expenses associated with the efforts of the Company to enter into a business combination with HollySys are also a component of general and administrative expenses.

General and administrative expenses amounted to $26.54 million for the fiscal year ended June 30, 2008, an increase of $19.44 million, compared to $7.10 million for the prior fiscal year, representing an increase of 273.8%.  The increase in general and administrative expenses was mainly due to the stock compensation expense on earn-out shares of $17.0 million incurred for fiscal year 2008 while nil for the prior year, and an increase of $2.32million in allowance for doubtful debts. As a percentage to total revenues, general and administrative expenses were 21.8% and 7.0% for the fiscal years ended June 30, 2008 and 2007, respectively.  Excluding the stock compensation expenses, general and administrative expenses as a percentage to total revenues would be 7.9% for the fiscal year ended June 30, 2008.

Pursuant to the stock purchase agreement under the re-domestication merger, the Company will issue 2 million shares to the original stockholders of GTH if the Company can achieve or exceed an after-tax profit of $23 million for the 12 months ended December 31, 2007.  After-tax profit shall be computed using US GAAP and refers to the comprehensive income; provided that the computation shall exclude (i) any after-tax profits from any acquisition by the Company or its subsidiaries that involved the issuance of securities that has a dilutive effect on the holders of common stock of the Company, and (ii) any expenses related to the issue of the aforesaid shares.  Management determined that the Company has achieved such earn-out target for the abovementioned period and the issuance of the earn-out shares is subject to Board approval.  The Company has accounted for the fair value of the aforesaid shares to be issued for the year ended June 30, 2008 as stock compensation expenses and $17.0 million was recorded in the statement of income.

Research and Development Expenses

Research and development expenses comprise mostly employee compensation, materials consumed and experiment expenses for specific new product research and development, and any expenses incurred for basic research on advanced technologies. The nature of our business entitles us to receive governmental subsidies to support our research and development activities. In our financial statements, we present our research and development expenses as a net figure, which is the amount we spent on research and development less the amount of government subsidies that we received for encouraging research and development purposes.

For the fiscal year ended June 30, 2008, the net research and development expenses were $1.86 million, compared to $2.64 million for the prior fiscal year.  Gross research and development expenses amounted to $3.83 million and $4.68 million for the fiscal years ended June 30, 2008 and 2007, respectively.  The gross research and development expenses were offset against subsidy income of $1.98 million and $2.04 million for the fiscal years ended June 30, 2008 and 2007, respectively.  As a percentage to total revenues, gross research and development expenses was 3.2% and 4.6% for the fiscal years ended June 30, 2008 and 2007, respectively.

Income (loss) from Operations

Income from operations decreased by $19.93 million, or 108.1%, from $18.43 million for the fiscal year ended June 30, 2007 to a loss of $1.50 million for the fiscal year ended June 30, 2008, was primarily due to the stock compensation expenses recognized. Excluding the $17.0 million stock compensation expenses, as a percentage to total revenues, the operating income for the fiscal year ended June 30, 2008 was 12.8% compared to 18.1% for the prior year.  The decrease as a percentage of total revenues was mainly due to the decline in gross margin level.

Interest Expenses, Net

For the year ended June 30, 2008, net interest expenses decreased by $3.31 million, or 43.4%, from $7.61 million for the prior year to $4.30 million for the current period.  The decrease was primarily due to the decrease of $3.16 million in the amortization of discounts and interests on notes payable.  As a percentage of total revenues, the net interest expense for the fiscal year ended June 30, 2008 was 3.5%, compared to 7.5% for the prior fiscal year. Excluding the interests and amortization of discounts on notes payable, as a percentage to total revenue, the net interest expense would be 0.9% and 1.2% for the fiscal year ended June 30, 2008 and 2007, respectively.

Subsidy Income

The local governments in Beijing and Hangzhou provide financial subsidies out of the value added tax they collect in order to encourage the research and development efforts of certain enterprises.  Beijing HollySys and Hangzhou HollySys both received such subsidies.  All subsidies were accounted for based on hard evidence that the operations of those companies were entitled to receive these subsidies or that cash had been received.  Value added tax refunds recognized for supporting research and development efforts were first offset against research and development expenses, and the remaining balance, if any, together with other subsidies, was recognized as subsidy income.

Gross subsidy income received from the government amounted to $9.32 million and $9.32 million for the fiscal year ended June 30, 2008 and 2007, respectively.  Proceeds from subsidies used to offset gross research and development expenses amounted to $1.98 million for the fiscal year ended June 30, 2008, compared to $2.04 million for the prior year.  The net amount of subsidy income were $7.34 million and $7.28 million for the fiscal years ended June 30, 2008 and 2007, respectively, which was presented on the statement of income.

Income Tax Expenses

For the year ended June 30, 2008, the Company’s income tax expense was $1.09 million for financial reporting purposes, a decrease by $1.41 million whereas the income tax expense was $2.50 million for the prior year.  Such decrease of income tax expenses was due mainly to a special PRC tax benefit on research and development expenditures of and deferred tax adjustments recorded during this period.

Minority Interest

The minority interest of the Company includes other parties’ interests in Beijing HollySys, Hangzhou HollySys and Haotong.  The ownership interests of minorities in these two operating entities were 25.89%, 10.36% and 48.12%, respectively.

The minority interest for the fiscal year ended June 30, 2008 was $2.83 million, slightly decrease by $0.23 million from $3.06 million for the prior year.

Net income (loss) and Earnings (loss) per share

For the fiscal year ended June 30, 2008, the Company’s net loss amounted to $(1.68) million or $(0.04) per diluted share, a decrease by $14.76 million or $0.61 per diluted share as compared to a net income of $13.08 million or $0.57 per diluted share for the prior year.  Such decrease was primarily due to the $17.0 million in stock compensation expenses, offset by the decrease of $3.24 million in amortization of discounts and interests on notes payable.

Comparison of Fiscal Years Ended June 30, 2007 and 2006

Operating Revenues

For the year ended June 30, 2007, total revenues amounted to $101.89 million, an increase of $11.97 million, compared to $89.92 million for the prior fiscal year, representing a significant increase of 13.3%.

Of the total revenues of $101.89 million, the integrated contract revenue accounted for $97.38 million, an increase by $11.19 million, compared to $86.19 million for the prior fiscal year, representing a 13.0% increase. The increase of revenue was due to the number of total integrated contracts under operations were greater than those for the prior fiscal year. There were 2,089 contracts under operations for the year ended June 30, 2007 compared to 1,609contracts for the prior fiscal year, a 29.8% increase. In addition, the overall completion percentage of all contracts under operations for the fiscal year ended June 30, 2007 was higher than that for the prior fiscal year.

Of the $101.89 million of total revenues, approximately $4.51 million related to product revenue, an increase of approximately $776,000, compared to $3.73 million of product revenue for the prior year, a 20.8% increase. The increase was mainly due to the increase in customers’ demands for the Company’s equipment for customers’ maintenance and replacement purposes during this period.

Revenue Backlog

The backlog as of June 30, 2007 amounted to $101.92 million, representing an increase of 17.5%, compared to $86.75 million as of June 30, 2006.

Of the total backlog, the aggregate contract values of the contracts unstarted, started and unfinished in the current period was $67.60 million and the amount of the contracts started in the prior year and unfinished was $34.32 million, while the total backlog at June 30, 2006 comprised of $54.95 million from the contracts unstarted, started and unfinished and $31.80 million from contracts started in the prior year and unfinished, respectively.

Cost of Revenues

The total cost of revenues amounted to $66.10 million, an increase by $8.15 million, compared to $57.95 million for the prior fiscal year, representing a 14.1% increase. The increase was in line with the increase in total revenues. The increase of $8.15 million comprised of the increase in cost of integrated contracts by $7.18 million and an increase in cost of products sold by $0.98 million. The increase percentage in cost of integrated contracts was lower than revenue increase percentage in integrated contracts mainly related to the higher gross margin embedded in the integrated contracts from transportation industry, such as railway and city light rail.

Cost of revenues can be divided into cost of integrated contracts and cost of products sold, in line with the categories of revenues. The components of cost of revenues shifted immaterially, as the cost of integrated contract revenue accounted for 97.2% of the total cost of revenues for the fiscal year ended June 30, 2007, compared to 98.5% for the prior fiscal year.

The total cost of integrated contracts was $64.28 million for the fiscal year ended June 30, 2007, compared to $57.11 million for the prior fiscal year, representing an increase of $7.18 million, or a 11.2% increase. The increase was primarily due to the following factors: 1) an increase of $2.82 million in cost of equipment and materials, and 2) an increase of $3.34 million in other manufacturing expense incurred, which was primarily due to the proportion of cost of equipment and materials accounted for the total cost of integrated contracts declined while the proportion of manufacturing expenses increased significantly, resulting a significant increase in the amount of manufacturing expenses under an increased aggregate amount of cost of integrated contracts., and 3) an increase of $1.02 million in labor cost, primarily due to the increase in average labor salary and welfare costs.

As a percentage of cost of integrated contract revenue, labor cost accounted for 7.8%, compared to 7.0% for the prior fiscal year; cost of equipment and materials accounted for 68.0%, compared to 71.6% for the prior fiscal year; and other manufacturing expenses accounted for 24.2%, compared to 21.4% for the prior fiscal year. As a percentage of integrated contract revenue, labor cost accounted for 5.2%, compared to 4.6% for the prior fiscal year, which was caused by the increase in average labor cost and welfare cost; cost of equipment and materials accounted for 44.8%, compared to 47.4% for the prior fiscal year, the decrease was driven by the embedded high gross margin associated with railway and city light rail contracts; and other manufacturing expenses accounted for 16.0%, which increased from 14.2% for the prior fiscal year, mainly due to the components of cost of integrated contracts varied in the current period. The components of cost of integrated contracts were determined and varied based on respective customized individual integrated solution contract according to requirements of different customers. Due to the combined impact of these changes in cost of integrated contract revenue, gross margin for integrated contracts increased from 33.7% for the fiscal year ended June 30, 2006 to 34.0% for the fiscal year ended June 30, 2007.

Cost of products sold for the fiscal year ended June 30, 2007 was $1.82 million, an increase of $0.98 million, compared to $0.84 million for the prior fiscal year. The increase in cost of products sold was due mainly to the fact that outside purchased products contributed a bigger portion of cost of product sold for the fiscal year ended June 30, 2007 than what it did in the prior fiscal year.

Gross Margin

As a percentage of total revenues, the overall gross margin declined slightly to 35.1% for the fiscal year ended June 30, 2007 from 35.6% for the prior fiscal year, primarily because gross margin for products sold declined though gross margin for integrated contracts increased.

The gross margin for integrated contracts was 34.0% for the year ended June 30, 2007 compared to 33.7% for the prior year. The increase in gross margin was mainly due to the fact that more contracts relating to railway and city light rail transportation were started in the fiscal year ended June 30, 2007, which contribute higher margins, than contracts in process in the prior fiscal year. Additionally, more efficient deployment of the work force and improved project management capabilities and other cost-saving measures contributed to the increase.

The gross margin for products sold was 59.6% for the fiscal year ended June 30, 2007 compared to 77.4% for the prior fiscal year. The bigger proportion of outside purchased products with lower gross margins resulted in the decline in gross margin for products sold.

Selling Expenses

Selling expenses were approximately $7.58 million for the fiscal year ended June 30, 2007, an increase of 15.8%, or roughly $1.20 million, compared to approximately $6.38 million for the prior fiscal year. Of the total increase, $0.42 million was related to payroll expense of sales personnel, $0.27 million was for travel expense, $0.05 million was for sales promotion activities, and $0.46 million was for office expenses, including telephone and other utilities, and office supplies for the fiscal year ended June 30, 2007, compared to the same category of selling expenses for the prior fiscal year. As a percentage of total revenues, selling expenses accounted for 7.4% and 7.1% for the fiscal year ended June 30, 2007 and 2006, respectively. The Company has established guidelines to monitor and evaluate sales performance for its products to customers in different industries and regions to control selling expenses.

General and Administrative Expenses

General and administrative expenses amounted to approximately $7.10 million for the fiscal year ended June 30, 2007, an increase of roughly $0.62 million, compared to approximately $6.48 million for the prior fiscal year, representing an increase of 9.5%. The increase in general and administrative expenses was the result of several factors: 1) an increase of $0.59 million in bad debt provision; 2) an increase of $0.41 million in office expense. The above increases were offset by the following items:1) a decrease of $0.11 million in compensation paid to non-sales-related employees; 2) a decrease of $0.02 million in travel expenses; 3) a decrease of $0.15 million in depreciation and amortization expenses; and 4) a decrease of $0.1 million in guarantee expense, etc. As a result of the above net decreases, general and administrative expense accounted for 7.0% and 7.2% of total revenues for the fiscal year ended June 30, 2007 and 2006, respectively.

Research and Development Expenses

Research and development expenses were presented on the statement of income as $2.64 million in the fiscal year ended June 30, 2007 and $0.08 million for the prior fiscal year. The actual research and development expenses amounted to $4.68 million and $1.94 million for the fiscal years ended June 30, 2007 and 2006, respectively. The actual research and development expenses were offset of $2.04 million and $1.86 million against subsidy income for the fiscal years ended June 30, 2007 and 2006, respectively. The significant increase in R&D expenses was due that approximate $ 2.56 million R&D expenditures related to railway signaling control systems had been expensed in the current period, which were not offset by subsidy income.

Income from Operations

Income from operations decreased by approximately $0.56 million, or 3.0% (negative), from $18.99 million for the fiscal year ended June 30, 2006 to $18.43 million for the fiscal year ended June 30, 2007, primarily due to the increase of $4.38 million, or 33.8%, in total operating expenses, though an increase of $3.82 million, or 11.9%, in gross profit was achieved in the current year. The increase in total operating expenses was affected significantly by the increase in research and development expenses. Therefore, as a percentage of total revenue, the operating income for the fiscal year ended June 30, 2007 was 18.1% compared to 21.1% for the prior fiscal year. The slight decrease as a percentage of total revenues was due mainly to the fact that the degree of increase in gross profit was lower than that in total operating expenses.

Interest Expenses, Net

For the year ended June 30, 2007, net interest expenses increased by $6.52 million, or 599.0%, from $1.09 million for the prior year to $7.61 million for the current period. The increase was primarily due to $6.40 million interest expenses related to a $29.987 million bridge loan, including the amortization of $4.82 million from discount to notes payable and the accrued interest of $1.58 million based on an interest rate specified on the notes payable. The Bridge Loan of $29.987 million was part of significant transactions entered by the Company and among other parties in December 2006.

In addition, the Company received $0.16 million of interest income for the fiscal year ended June 30, 2007, compared to $0.13 million in the prior fiscal year, a increase of $0.03 million, mainly due to the increased average outstanding bank deposit.

Also, the Company incurred interest expenses of $2.46 million in the current period compared to $1.22 million in the prior year. Except for the above interest expenses related to the Bridge Loan, the remaining increase of $0.14 million was due to the following reasons: On one side, in the fiscal year ended June 30, 2007, the Company’s average outstanding bank loans were $2.42 million higher than that of the prior fiscal year. Among the average outstanding bank loans, the long-term bank loans were $1.82 million higher than that in the prior fiscal year, and short-term bank loans increased by $0.6 million. On the other side, because of the fact that the People’s Bank of China (PBC, the central bank of China) had raised the benchmark interest rate of the one-year loan to financial institutions five times since April 28, 2006, resulting in a fact that the benchmark interest rate of the one-year loan to financial institutions increased by 1.35 percent in total, the Company was exposed to 5.83% average interest rate of short-term bank loan in the fiscal year ended June 30, 2007 compared to 5.60% in the prior fiscal year, representing a 0.23% increase of interest rate, which resulted in that the Company were exposed to the higher interest expense level than the prior period.

As a percentage of total revenues, the net interest expense for the fiscal year ended June 30, 2007 was 7.5%, compared to 1.2% for the prior fiscal year.

Other Income (Expense), Net

Other income (expense) consists of miscellaneous income from non-operating activities. For the fiscal year ended June 30, 2007, the company generated $0.41 million other income and incurred $0.24 million other expense. The amount in other income (expense) was immaterial to the Company’s financial performance.

Subsidy Income

Subsidy income received from the government for the fiscal year ended June 30, 2007 amounted to $9.32 million, compared to $6.22 million for the prior fiscal year. Proceeds from subsidies used to offset actual research and development expenses amounted to $2.04 million and $1.86 million for the fiscal years ended June 30, 2007 and 2006, respectively. The remaining amounts of subsidy income of $7.28 million and $4.36 million for the fiscal years ended June 30, 2007 and 2006, respectively, were presented as a separate line item on the statement of income.

Income Tax Expenses

For the year ended June 30, 2007, the Company’s income tax expense was $2.50 million for financial reporting purposes, whereas the income tax expense was $1.37 million for the prior year. This change was mainly due to the three factors. Beijing HollySys had an income tax provision of approximately $1.30 million for the year ended June 30, 2007, compared to $0.13 million income tax provision for the prior fiscal year. The increase in income tax was due to the taxable income for the year ended June 30, 2007 was higher than that for the prior year after deduction of deductible items under PRC income tax law. Haotong had an income tax provision of approximately $1,000 for the year ended June 30, 2007 compared to $72,000 for the prior fiscal year. Hangzhou HollySys had income of approximately $18.78 million before income tax for the fiscal year ended June 30, 2007 compared to $19.15 million for the prior fiscal year. However, Hangzhou HollySys was under 100% exemption from income taxes for the first half in the fiscal year 2006, and starting from January 1, 2006, Hangzhou HollySys was entitled to a 50% exemption for the second half of fiscal year 2006, while it was entitled to receive a 50% exemption for the whole fiscal year 2007 (Hangzhou HollySys’ tax year is based on a calendar year and 50% exemption was 8.25% out of 16.5% tax rate, which is specified by Zhejiang province tax authority. Hangzhou is entitled to have three years with 50% exemption beginning January 1, 2006.). The income tax provision of Hangzhou HollySys was $1.20 million for the fiscal year ended June 30, 2007, compared to $1.17 million of tax provision for the prior fiscal year. The increase due to the Company was exposed to a higher effective income tax rate was offset by the tax refund of approximately $0.56 million received in December 2006 from the Chinese tax authority for the overpaid income tax due to the change of effective income tax rate from 26.4% to 16.5% was offset from the tax provision for the fiscal year ended June 30, 2007.

Minority Interest

The minority interest for the fiscal year ended June 30, 2007 was approximately $3.06 million, a decrease by $0.46 million compared to $3.52 million for the prior year. The minority interest percentage in Beijing HollySys and Haotong did not change during the fiscal year ended June 30, 2007. The decrease was attributable to the decrease in net income of Haotong, which led to the decrease in minority interests of $0.23 million, and minority interests of Beijing HollySys decreased by $0.23 million, which resulted from a decrease in net income of Beijing HollySys for the fiscal year ended June 30, 2007 compared with the prior fiscal year.

Net Income

For the fiscal year ended June 30, 2007, the Company’s net income amounted to $13.08million after deducting the portion attributed to the minority interest, a decrease by $4.97 million, compared to $18.05 million for the prior fiscal year, or 27.5%. This decrease was attributable primarily to the significant increase in interest expenses related to the $29.987 million bridge loan, offset by increased gross profits and subsidy income.

Liquidity and Capital Resources

Cash Flow and Working Capital

As of June 30, 2008 and 2007, we had approximately $63.52 million and $11.67 million, respectively, in cash and cash equivalents. We believe our working capital is sufficient to meet our present requirements.

To date, we have financed our operations primarily through cash flows from financing and operating activities.  As of June 30, 2008, we had total assets of $252.73 million, of which cash amounted to $63.52 million, accounts receivable amounted to $103.05 million and inventories amounted to $24.67 million. While working capital was approximately $143.29 million, equity amounted to $147.29 million and our current ratio was approximately 3.02.

On February 2, 2006, we completed our acquisition of Gifted Time and its operating Chinese subsidiaries.

As a result of these transactions, we acquired a controlling interest in Beijing HollySys and Hangzhou HollySys and an indirect interest in their majority and minority owned subsidiaries, and Beijing HollySys and Hangzhou HollySys are treated as our subsidiaries and their consolidated financial statements became our historical financial statements for reporting purposes. On September 20, 2007, HLS completed the re-domestication merger with Chardan North China Acquisition Corporation (“CNCAC”), and acquired the whole interest of GTH. As a result of the re-domestication merger, HLS acquired the net assets of CNCAC as of the acquisition date, and the Company’s working capital for fiscal 2008 increased by $28.16 million, of which cash amounted to $32.06 million.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the 12-month periods ended June 30, 2004, 2005, 2006, 2007 and 2008:

Cash Flow Item	Fiscal Years Ended June 30,
	2004	2005	2006	2007	2008
Net cash (used in) provided by Operating activities	8,200,907	3,548,139	7,286,127	3,772,439	(3,931,073)
Net cash (used in) provided by investing activities	(4,255,302)	(3,513,184)	(6,017,012)	(34,853,478)	(12,594,711)
Net cash (used in) provided by financing activities	501,201	1,900,870	(659,671)	29,539,350	59,208,327
Effect of exchange rate changes on cash and cash equivalents	(2,955)	5,573	1,135,665	2,231,202	9,170,295
Net increase (decrease) in cash and cash equivalents	4,443,851	1,941,398	1,745,109	689,513	51,852,838
Cash and cash equivalents, Beginning of year	2,848,890	7,292,741	9,234,139	10,979,248	11,668,761
Cash and cash equivalents, end of year	7,292,741	9,234,139	10,979,248	11,668,761	63,521,599

Operating Activities

For the year ended June 30, 2008 net cash used in operating activities was $3.93 million, compared to net cash provided by operating activities of $3.77 million for prior fiscal year 2007.  The net cash outflow from operating activities in fiscal year 2008 was primarily due to an increase in accounts receivables of $18.92 million, an increase in inventories of $11.0 million, which were partially offset by an increase in advance from customers of $9.05 million, and the reconciling item in net income of $17.0 million in stock compensation expenses.  The increase in accounts receivables was primarily due to the increase in revenues, the increase in inventories was primarily due to higher products demand expected in future and the increase in procurement for imported equipment for subway projects.  The increase in advance from customers was consistent with a higher revenue backlog at the fiscal year end.

For the year ended June 30, 2007 net cash provided by operating activities was $3.77 million, compared to net cash provided by operating activities of $7.29 million for prior fiscal year 2006.  The net cash inflow from operating activities in fiscal year 2007 was primarily due to the net income for the year of $13.08 million together with the reconciled non-cash items of amortization of discount to notes payable of $4.82 million and minority interest of $3.06 million, an increase in accounts payable of $5.77 million, an increase in advance from customers of $2.02 million and increase in accruals and other payable of $2.21 million, which were partially offset by an increase in accounts receivable of $20.71 million, and an increase in inventories of $5.87 million.  The increase in accounts receivables was primarily due to the increase in revenues, the increase in inventories was primarily due to higher products demand expected in future.  The increase in accounts payable was primarily due to better credit terms we were able to get from our suppliers and an increase in our business volume.  The increase in advance from customers was consistent with a higher revenue backlog at the fiscal year end.

For the year ended June 30, 2006 net cash provided by operating activities was $7.29 million.  The net cash inflow from operating activities in fiscal year 2006 was primarily due to the net income for the year of $18.05 million together with the reconciled non-cash items of minority interest of $3.52 million, and an increase in accruals and other payable of $2.32 million, which were partially offset by an increase in accounts receivable of $17.29 million.  The increase in accounts receivables was primarily due to the increase in revenues.

Investing Activities

For the year ended June 30, 2008 and 2007, net cash used in investing activities was $12.59 million and $34.85 million, respectively.  The net cash used in investing activities for the fiscal year 2008 consisted mainly of a cash outflow of $10.03 million in purchase of fixed assets and an increase in due from related parties of $2.34 million being the advance payment for sourcing of construction materials for our new headquarters.

For the year ended June 30, 2007 and 2006, net cash used in investing activities was $34.85 million and $6.02 million, respectively.  The net cash used in investing activities for the fiscal year 2007 consisted mainly of an increase in note receivable from the then sole stockholder of $30 million and the additions in long term investments of $3.06 million.

For the year ended June 30, 2006 net cash used in investing activities was $6.02 million.  The net cash used in investing activities for the fiscal year 2006 consisted mainly of a cash outflow of $5.47 million in purchase of fixed assets and the additions in long term investments of $1.30 million.

Financing Activities

For the year ended June 30, 2008 and 2007, net cash provided by financing activities was $59.21 million and $29.54 million, respectively.  The cash generated by financing activities in fiscal year 2008 consisted mainly of:

1)

A cash inflow of $57.21 million raised from warrants exercised; as during the period from October 17 to December 17, 2007, a total of 11,442,614 shares of warrants were exercised at $5.0 per share while 57,386 shares of warrants were redeemed at $0.01 per share, which were issued by CNCAC during the IPO process of CNCAC, and the Company collected cash proceeds of $57.21 million and pay $573.86 to the holders of 57,386 shares of warrants for redemption purpose;

2)

A net cash inflow of $32.06 million related to proceeds from reorganization and recapitalization, as HLS completed the re-domestication merger with CNCAC on September 20, 2007, and acquired the net assets of CNCAC as of the acquisition date, of which cash amounted to $32.06 million.

3)

A net cash inflow of $11.48 million raised from issuing bonds; as Beijing HollySys issued corporate bonds of RMB80 million on December 25, 2007 with a three-year term and will mature on December 28, 2010. The Bond carries interest at a rate of 6.68% per annum, which is payable semiannually. For the purpose of the Bond, Beijing Zhongguancun Science and Technology Guaranty Co., Ltd. has undertaken joint and several guarantee liabilities in full in favour of Beijing HollySys. Concurrently, the China Development Bank has authorized its business department to undertake joint and several guarantee liability in respect of the guarantee liabilities of Beijing Zhongguancun Science and Technology Guaranty Co., Ltd. Beijing HollySys also pledged its property located in Beijing with a net book value of $5.4 million as at June 30, 2008 to Beijing Zhongguancun Science and Technology Guaranty Co., Ltd. as a collateral;

4)

A cash outflow of $29.987 million used to pay off the principles and related interests of bridge loan, which incurred in prior fiscal year 2007;

5)

A net cash outflow of $12.92 million in repayments to short-term bank loans; and

6)

A cash proceed of $4.76 million and repayments of $3.40 million from / to long-term bank loans.

For the year ended June 30, 2007 and 2006, net cash provided by (used in) financing activities was $29.54 million and $(0.66) million, respectively.  The net cash inflow from financing activities in fiscal year 2007 primarily comprising proceeds from notes payable of $29.987 related to a bridge loan, proceeds from short term bank loans of $6.49 million, and partially offset by repayments to long term bank loans of $5.10 million and dividend paid to then shareholders and minority interests of $1.91 million.

For the year ended June 30, 2006 net cash used in financing activities was $0.66 million.  The net cash outflow from financing activities in fiscal year 2006 primarily due to the repayments to short term bank loans of $1.88 million, repayments to long term bank loans of $1.25 million and dividend paid to the shareholders and minority interests of $1.08 million, and partially offset by proceeds from long term bank loans of $3.75 million.

Research and Development, Patents and Licenses, Etc.

Research and Development Efforts

As a high-technology company, our business and long-term development rely highly on our research and development capabilities. Our research and development process is based on Capability Maturity Model Integration Level 2&3 and can be classified into the following seven phases:

•

Study phase

•

Requirement phase

•

Designing phase

•

Implementation phase

•

Testing Phase

•

Inspection Phase

•

Maintaining phase

We use standard project development life cycle models, including the waterfall model, increment model, iterative model and prototype. As a technology leader we continually develop and patent new automation technologies.  We also continually review and evaluate technological changes affecting the automation and integrated system industries and invest substantially in application-based research and development. We currently employ over 400 staff in the research and development department or engaged in research and development work.

Our core technologies achieved from our research and development efforts include:

•

Large scale software platform architecture design;

•

Proprietary network design and development technologies;

•

Safety computer platform design and manufacturing;

•

Efficient I/O (Input/Output) signal processing design technology; and

•

Embedded system design and manufacturing.

We are committed to incorporating the latest advances in electronics and information system technology into its products and, whenever possible, developing state-of-the-art proprietary products based on its extensive internal expertise and research efforts.  We currently spend approximately 3-5% of our annual revenues on research and development. Because part of our research and development efforts are paid for by government subsidies that aim to encourage research and development efforts of certain enterprises, the amount of our research and development spending shown on our financial statements (the total amount of spending less the amount of these subsidies) is only a portion of our total spending on research and development.  Our recent major research and development focuses include:

•

Process Control;

•

Nuclear Power Automation System;

•

Transportation Automation; and

•

Manufacturing Automation.

Our research and development efforts have led to the invention of several proprietary systems in the fields of DCS and transportation automation systems.  Our core technologies provide a platform that is designed to enable the rapid and efficient development of our technologies for specific applications that are quickly, efficiently and affordably tailored to particular industries and to the needs of our customers. Our software development tools enable us to custom program our systems rapidly, allowing us to apply digital technologies that take advantage of the tremendous advances in electronics and information technology to improve quality and reliability while reducing cost. The market for our products includes, not only the large number of factories that are continually under construction in China’s rapidly expanding industrial base, but also extends to the replacement and upgrading of outdated legacy systems to bring a higher degree of control and efficiency to the automation of processes, delivering increasing benefits to customers as they meet increased competition.

Intellectual Property Rights

We rely on a combination of copyright, patent, trademark and other intellectual property laws, nondisclosure agreements and other protective measures to protect our proprietary rights.  We also utilize unpatented proprietary know-how and trade secrets and employ various methods to protect our trade secrets and know-how. As of June 30, 2008, we held 35 software copyrights, 53 authorized patents, 6 patent applications and 25 registered trademarks.  Our earliest software copyrights will expire in 2050.  Our invention patents have terms of 20 years (with the first issued patent expiring in 2023), and our utility patents and design patents have terms of 10 years (with the first issued patent expiring in 2010).

Although we employ a variety of intellectual property in the development and manufacturing of products, we believe that only a few of our intellectual property rights are critical to our current operations. However, when taken as a whole, we believe that our intellectual property rights are significant and that the loss of all or a substantial portion of such rights could have a material adverse effect on our results of operations.  Also, from time to time, we may desire or be required to renew or to obtain licenses from others in order to further develop and manufacture commercially viable products effectively.

We market our DCS products mainly under the brand name of “HOLLiAS”.  Our brand name is well-established and is recognized an associated with high quality and reliable products by industry participants and customers. We have obtained trademark protection for our brand name “HOLLiAS” in the PRC. In addition, we have also registered or applied for a series of trademarks including brand names for us and our products. The trademarks are issued for 10-year periods (and may be renewed prior to expiration).

Market Trends

Other than as disclosed in the foregoing disclosures and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2008 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Off-Balance Sheet Arrangements

We do not believe that there are any off-balance sheet arrangements that have or are reasonably likely to have a material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, including long-term and short-term loans and operating leases and capital and operational commitments at of June 30, 2008.

	Total	Less than 1 year	1-3 years	3-5 years
Short-Term Bank Loans	4,461,544	4,461,544	-	-
Long-Term Bank Loans	7,820,399	2,665,146	5,155,253	-
Long-Term Bonds Payable and Related Interests	13,552,682	779,111	12,773,571	-
Operating Lease Obligations	1,429,113	665,279	728,955	34,879
Purchase Obligations	43,462,739	43,462,739	-	-
Total	70,726,477	52,033,819	18,657,779	34,879

Other than the contractual obligations and commercial commitments set forth above, we did not have any other long-term debt obligations, operating lease obligations, capital commitments, purchase obligations or other long-term liabilities as of June 30, 2008.

Operating Lease Commitment

The Company leases premises under various operating leases.  Rental expenses under operating leases included in the statement of income were $203,873, $345,715 and $545,796 for the years ended June 30, 2006, 2007 and 2008, respectively.

At June 30, 2008, the Company was obligated under operating leases requiring minimum rentals as follows:

Years Ending June 30,

2009	$665,279
2010	510,136
2011	218,819
2012	26,159
2013 and onward	8,720

Total minimum lease payments	$1,429,113

Purchase Commitment

As of June 30, 2008, the Company had approximately $44 million in purchase obligations for the next year, for purchases of equipment, mainly for fulfillment of in-process or newly entered into contracts resulted from operation expansion.

Other than the contractual obligation and commercial commitments set forth above, we do not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities.

Safe Harbor

All information included in Item 5.E of this Item is deemed to be a “forward looking statement” as that term is defined in the statutory safe harbors, except for historical facts.  The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act shall apply to all forward-looking information provided in Item 5.E and F of this Item.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of June 30, 2008.

Name	Age	Position

Li Qiao	51	Chairman of the Board
Changli Wang	45	President, Chief Executive Officer and Director
Herriet Qu	38	Interim Chief Financial Officer
Kerry S. Propper	34	Director
Kiam Fee Yau	63	Director
Colin Sung	42	Independent Director
Jerry Zhang	37	Independent Director
Leonard Hafetz	69	Independent Director
Jianyun Chai	47	Independent Director
Qingtai Chen	71	Independent Director

Madame Qiao Li has been our Chairperson since September 2007.  Since 1999, Madame Qiao Li has also been the Chairperson of our subsidiary, Beijing HollySys.  Madame Qiao Li also currently the Chairperson of Beijing Good To Great Investment Co., Ltd., a PRC investment company.  Madame Qiao Li served as the Vice-President of Beijing Venture Capital Co., Ltd. from 1999 to 2000.  She received her Bachelor’s degree from Capital Normal University and has a Master’s degree in Business Administration from Capital University of Economics and Business in Beijing, China.  Madame Qiao received an International Executive MBA from the Hong Kong University of Science and Technology in 2002.

Dr. Wang Changli has been our director and Chief Executive Officer since September 2007.  Since 1999, Dr. Wang has also been the Chief Executive Officer and Vice Chairman of our subsidiary, Beijing HollySys.  Prior to founding Beijing HollySys in 1993, Dr. Wang worked for the No. 6 Institute of Electronic Industry Department, the predecessor of Beijing HollySys.  Dr. Wang also has been the Vice Chairman of the Chinese Automation Association since 2003.  Dr. Wang received his Bachelor’s degree in Automation from Tianjin University in 1984 and his PhD in Automation from Lancaster University in 1988.

Ms. Herriet Qu was appointed as the Interim Chief Financial Officer of the Company, effective as of September 30, 2008.  Ms. Qu has also served, since October 2007, as the Chief Financial Controller of Beijing Hollysys.  Prior to joining us, Ms. Qu served from January 2002 to September 2007, as the Chief Financial Officer of Chum Investment Corporation, a division of Chum Capital Group, Ltd.  Prior to this, Ms. Qu served as a Vice President of Yanhua Technology Co. Ltd., a Chinese manufacturer and exporter of auto maintenance equipment.  Ms. Qu holds a degree in International Accounting, from the Tianjin University of Finance and Economics and an MBA from Oklahoma City University.

Mr. Kerry S. Propper has been our director since September 2007.  He was a founder and has been the Executive Vice President and a director of Chardan since its inception in December 2003.  From March 2005 through September 2005, Mr. Propper served as the Chief Financial Officer, secretary and a member of the board of directors of Chardan North China Acquisition Corp.  Since March 2005, Mr. Propper has been the chief executive officer, secretary and a member of the board of directors of Chardan South China Acquisition Corp.  Mr. Propper has been the owner and chief executive officer of Chardan Capital Markets LLC (formerly known as Gramercy Group), a New York based broker-dealer, since July 2003.  He has also been a managing member of SUJG, Inc., an investment company, since April 2005.  Since November 2006, Mr. Propper has served as the executive vice president of mergers and acquisitions of Shine Media Acquisition Corp., a blank-check company listed on the OTCBB.  Since December, 2005, Mr. Propper has served as a special advisor to Jaguar Acquisition Corp., a blank-check company listed on the OTCBB.  Mr. Propper also sits on the board of directors of China Cablecom Ltd., or China Cablecom, a Shandong Province based cable operator and consolidator.  Mr. Propper was a founder, and from February 1999 to July 2003 owner and managing director of Windsor Capital Advisors, a full service brokerage firm also based in New York.  Mr. Propper also founded The Private Capital Group LLC, a small private investment firm specializing in hard money loans and convertible preferred debt and equity offerings for small public companies, in May 2000 and was affiliated with it until December 2003.  From July 1997 until February 1999, Mr. Propper worked at Aegis Capital Corp., a broker-dealer and member firm of the NASD.  Mr. Propper is on the advisory board of NTWK, a software company with operations in Pakistan.  Mr. Propper received his B.A. in Economics and International Studies from Colby College.

Mr. Colin Sung has been our director and the Chair of our Audit Committee since February 2008.  Mr. Sung is currently the Chief Financial Officer and President of China Cablecom, a U.S. public company that provides provider cable television services in China.  He previously served as Chief Financial Officer of Linktone Ltd. from June 2005 to January 2008.  He also served as the acting Chief Executive Officer of Linktone from February 2006 to April 2006.  From June 2004 until April 2005, Mr. Sung served as Corporate Controller of UTi United States, Inc., a subsidiary of UTi Worldwide Inc., a global integrated logistics company.  From August 2001 until May 2004, he was the Vice President of Finance and Corporate Controller of USF Worldwide, Inc., a subsidiary of USF Corporation, a transportation industry leader, which was acquired by GPS Logistics in October 2002.  Prior to that, he was Vice President and Corporate Controller of the US operations of Panalpina Inc.  Mr. Sung is a Certified Public Accountant and has a Bachelor of Science degree from William Paterson University and a Master of Business Administration degree from American Intercontinental University.

Ms. Jerry Zhang has been our director since September 2007.  Ms. Zhang is currently the China Business Director of FIL Investment Management (Hong Kong) Limited under Fidelity International since September 2008.  She previously served as the Head of Investors & Intermediaries, Financial Institutions for the Standard Chartered Bank in China.  In that role, she is responsible for relationship management of broker dealers, insurance companies, fund managers, development organizations, finance/trust companies and professional firms throughout China.  Prior to that, Ms. Zhang was a senior relationship manager at Standard Chartered Bank, specializing in financial institution clients and regulators in China.  She also worked to develop Standard Chartered Bank’s custody products in China from 2000 up to 2008.  Over the years, Ms. Zhang has established an extensive network with both regulators and market players.  Ms. Zhang received her Bachelor’s degree in electronic and mechanical engineering and obtained an MBA from Lancaster University in the United Kingdom in 2000.

Mr. Leonard Hafetz has been our director since September 2007.  Mr. Hafetz is the principal and founder of L&P Consulting, a software product consulting firm specializing in hands-on development, design, triage, product evaluation and release processes of software products which he founded in 2003.  Prior to founding L&P Consulting, Mr. Hafetz was the Vice President of Engineering and Software Product Management at EMC Corporation.  Mr. Hafetz has had a broad range of experience in business development, product technology development, executive management, engineering management, product management and sales.  He holds a B.S. and M.S. degree in mechanical engineering and a Ph.D. in fluid mechanics from the University of Connecticut.

Mr. Kiam Fee Yau has been our director since September 2007.  Prior to joining us Mr. Yau was the founder and director of Fulbond Systems Pte. Ltd., from 1997 to November 2007, when we acquired 100% of the interest in that company from Mr. Yau and changed its name to HollySys (Asia Pacific) Pte. Ltd.   Mr. Yau has also served in executive management positions with various General Electric companies in the PRC, Taiwan and Japan and has served in engineering, marketing and sales positions with General Electric and the Port of Singapore.  He holds a B.Sc. in Engineering from the National Taiwan University and a M.Sc. in Management from the Sloan School of MIT.

Dr. Jianyun Chai has been our director since June 2, 2008.  Dr. Chai is currently a professor and the head of the Institute of Power Electronic and Electrical Machine System at Tsinghua University in China. Before he joined Tsinghua University as an Associate Professor in 1999, Dr. Chai spent eight years working in the motor and information industries in Japan. Dr. Chai is also a member of various societies and organizations, including the China Renewable Energy Society, the Chinese Society for Electrical Engineering, and the Chinese Wind Energy Association. Dr. Chai received a Bachelors degree and a PhD in Electrical Engineering from Tsinghua University in 1984 and 1989, respectively.

Mr. Qingtai Chen has been our director since June 2, 2008.  Mr. Chen has worked for the Dong Feng Motor Group for over 22 years and served as its General Manager prior to joining the Company. While employed by the Dong Feng Motor Group, Mr. Chen also served in various positions, including as a member of the First Session of the Monetary Policy Committee of the People’s Bank of China, as a deputy director of the State Council Economic and Trade Office, as a deputy director of the State Economic and Trade Commission, and as a deputy director of the Development Research Center of the State Council. Mr. Chen also served from 2000 to 2006 as an independent director of Sinopec Corp. Mr. Chen received his Bachelors of Science degree in power and dynamics engineering from Tsinghua University and has been recognized as a National Excellent Entrepreneur and National Economic Reform Talent in China. Mr. Chen currently serves as a standing member of National Committee of the Chinese People’s Political Consultative Conference and as the Dean of the School of Public Policy and Management at Tsinghua University.  He also serves as an independent director for the Bank of Communications, which is listed on both Shanghai Stock Exchange and Hong Kong Stock Exchange, and as an independent director of Mindray Medical International Limited, which is listed on New York Stock Exchange.

Compensation

Executive Compensation

The following sets forth summary information concerning the compensation paid by us to our executive officers during the last three fiscal years.  These amounts include compensation paid to any of them who officers of our subsidiary companies prior to the merger.

Annual Compensation Year Ended June 30, 2008
Name	Position(1)	Salary ($)(2)	Bonus ($)
Li Zhang	Former Chief Executive Officer and Director	0	0
Kerry Propper	Former Chief Financial Officer and Secretary	0	0
Richard D. Propper	Former Chairman	0	0
Jiangnan Huang	Executive Vice-President and Director	0	0
Changli Wang	President and Chief Executive Officer	224,441	241,950
Li Qiao	Chairperson	150,000	0
Ben Wang (3)	Chief Financial Officer	25,158	0

________________

(1)

Effective as of September 20, 2007, Li Zhang resigned from his position as our Chief Executive Officer and Director, Kerry Propper resigned from his position as our Chief Financial Officer and Secretary, Jiangnan Huang resigned from his positions as our Executive Vice President and Director, and Richard D. Propper resigned from his position as our Chairman and Director.  Kerry Propper continues to serve as a member on our board of directors.

(2)

Commencing August 2, 2005 and ending September 20, 2007, the date of our merger with HLS, we paid an administrative services fee totaling $7,500 per month to Chardan Capital, LLC for providing us with office space and certain office and secretarial services.  Kerry Propper, Li Zhang and Jiangnan Huang are principals of Chardan Capital, LLC and benefited from our arrangement.

(3)

Mr. Wang resigned from his position as our Chief Financial Officer effective September 30, 2008 and Ms. Herriet Qu was appointed as our Interim Chief Financial Officer at the same time.

The aggregate cash compensation paid to our executive officers as a group was $641,549 for the fiscal year ended June 30, 2008.  We have not granted any stock options or stock appreciation rights, any awards under long-term incentive plans, or any other non-cash compensation to any of our executive officers during this period.

Director Compensation

We pay each of our independent directors who are not employees a monthly fee as compensation for the services to be provided by them as independent directors.  We pay $4,000 a month to Colin Sung, $3,000 to Jerry Zhang and $2,000 to each of other independent directors.  We also reimburse our independent directors for out-of-pocket expenses incurred in attending meetings.  As additional consideration, we grant to each of the Independent Directors an option to purchase a certain amount of shares of the Company’s common stock, which vest in equal installments on a quarterly basis over a three-year period beginning on the grant date.  Specifically, we granted a stock option to Colin Sun for the purchase of 45,000 shares of our common stock, Jerry Zhang for the purchase of 36,000 shares of our common stock and each of other independent directors for the purchase of 30,000 shares of our common stock.

For the fiscal year ended June 30, 2008, the aggregate cash compensation paid to our directors as a group was approximately $108,299.

2006 Equity Plan

On September 7, 2007, the stockholders of Chardan approved the 2006 Equity Plan (the “Equity Plan”).  The Equity Plan was assumed by HLS as of the closing of the merger of Chardan with and into HLS.  The Equity Plan reserves 3,000,000 shares of our ordinary shares for issuance in accordance with the plan’s terms.  A description of the Equity Plan is set forth in the Proxy Statement/Prospectus of our Registration Statement on Form S-4 (No. 333-132826), under the heading “Chardan 2006 Equity Plan”, and is incorporated herein by reference.  No options, restricted stock or other awards under the Equity Plan have been issued.

Employment Agreements

Our subsidiary Gifted Time has entered into a three-year employment agreement with each of Dr. Changli Wang and Madame Li Qiao.  Dr. Wang was employed as the chief executive officer, and Madame Qiao Li was the chairperson. Each of the agreements provides for an annual salary of $120,000 and a discretionary cash bonus that can be up to 250% of the annual salary, as the compensation committee determines.  The executives are also entitled to insurance benefits, five weeks vacation, a car and reimbursement of business expenses and, if necessary, relocation expenses. The agreements are terminable by Gifted Time for death, disability and cause.  The executive may terminate for good reason, which includes Gifted Time breach, the executive’s not being a member of the board of directors, and change of control.  The agreements contain provisions for the protection of confidential information and a three-year-after employment non-competition period within China.

On and effective June 2, 2008, the Company entered into separate letter agreements with each of our two new independent directors, Messrs Jianyun Chai and Qingtai Chen, pursuant to which the Company agreed to pay a monthly fee of $2,000 to each of them, as compensation for the services to be provided by them as independent directors.  In addition, the Company agreed to grant to each of them an option to purchase 30,000 shares of the Company’s ordinary shares at an exercise price equal to the closing price as reported on the OTC Bulletin Board on the grant date of the option.  The options will vest in equal installments on a quarterly basis over a three-year period.

Board Practices

Terms of Directors and Executive Officers

Our board consists of nine directors.  Our directors are not subject to a term of office limitation, and hold office until the next annual meeting of members or until such director’s earlier resignation, removal from office, death or incapacity.  Any vacancy on our board resulting from death, resignation, removal or other cause, and any newly created directorship resulting from any increase in the authorized number of directors between meetings of members, may be filled either by the affirmative vote of a majority of all the directors then in office (even if less than a quorum) or by a resolution of members.

Our executive officers are appointed by our board.  The executive officers shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by resolution of directors.  Any vacancy occurring in any office may be filled by resolution of directors.

Independence of Directors

We have elected to follow the rules of NASDAQ to determine whether a director is independent.  Our board will also consult with counsel to ensure that our board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors.  NASDAQ Marketplace Rule 4200(a)(15) defines an “independent director” generally as a person, other than an officer of the Company, who does not have a relationship with the Company that would interfere with the director’s exercise of independent judgment.  Consistent with these considerations, our board has affirmatively determined that, Messrs. Colin Sung, Leonard Hafetz, Jerry Zhang, Jianyun Chai and Qingtai Chen are our independent directors.

Board Committees

Our board has established an audit committee, a nominating committee and a compensation committee.

Audit Committee

Our audit committee consists of Messrs. Colin Sung, Qingtai Chen and Jerry Zhang with Mr. Sung serving as the Chair.  Our board has determined that all of our audit committee members are independent directors within the meaning of applicable NASDAQ Marketplace rules, and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the Exchange Act.

Our board has determined that each of Messrs. Sung, Chen and Zhang has an understanding of generally accepted accounting principles and financial statements, the ability to assess the general application of such principles in connection with our financial statements, including estimates, accruals and reserves, experience in analyzing or evaluating financial statements of similar breadth and complexity as our financial statements, an understanding of internal controls and procedures for financial reporting, and an understanding of audit committee functions.

Our board believes that Mr. Sung qualifies as an “audit committee financial expert” within the meaning of all applicable rules.  Our board believes that Mr. Sung has financial expertise from his degrees in business, his activities as a chief executive officer and chief financial officer of various companies, and his consulting activities in the areas of accounting, corporate finance, capital formation and corporate financial analysis.

We adopted an audit committee charter under which the committee is responsible for reviewing the scope, planning and staffing of the audit and preparation of the financial statements.  This includes consultation with management, the auditors and other consultants and professionals involved in the preparation of the financial statements and reports.  The committee is responsible for performing oversight of relationship with our independent auditors.  The committee also has a general compliance oversight role in assuring that our directors, officers and management comply with our code of ethics, reviewing and approving of related party transactions, dealing with complaints regarding accounting, internal controls and auditing matters, and complying with accounting and legal requirements applicable to us.

Pursuant to the terms of its charter, the audit committee’s responsibilities include, among other things:

•

selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•

reviewing with our independent auditors any audit problems or difficulties and management’s response;

•

reviewing and approving all proposed related-party transactions;

•

discussing the annual audited financial statements with management and our independent auditors;

•

reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant internal control deficiencies;

•

annually reviewing and reassessing the adequacy of our audit committee charter;

•

such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•

meeting separately and periodically with management and our internal and independent auditors; and

•

reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Messrs. Jerry Zhang, Jianyun Chai and Colin Sung, with Jerry Zhang serving as its Chair.  Our board has determined that all of our compensation committee members are independent directors within the meaning of applicable NASDAQ Marketplace rules, and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the Exchange Act.

Our compensation committee assists the board in reviewing and approving the compensation structure of our executive officers, including all forms of compensation to be provided to our executive officers.  Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.  The Compensation Committee is responsible for, among other things:

•

approving and overseeing the compensation package for our executive officers;

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation;

•

reviewing periodically and making recommendations to the Board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and

•

reviewing and making recommendations to the Board regarding succession plans for the chief executive officer and other senior officers.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Messrs. Jerry Zhang, Jianyun Chai and Colin Sun, each of whom is “independent” as that term is defined under the Nasdaq listing standards.   The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees.   The corporate governance and nominating committee is responsible for, among other things:

•

identifying and recommending to the Board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•

reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•

identifying and recommending to the board the directors to serve as members of the board’s committees; and

•

monitoring compliance with our Corporate Governance Guidelines.

Employees

We had 1,240, 1,276 and 1,689 employees as of June 30, 2006, 2007 and 2008, respectively.  Substantially all of our employees are located in China.  The following table sets forth our employees as of June 30, 2008 based on functional area.

Category	Number of Employees
Sales & Marketing	325
Research and development	418
Engineering	547
Production	243
Management	156
Total	1,689

We believe that our relationship with our employees is good.  The remuneration payable to employees includes basic salaries and bonuses.  We have not experienced any significant problems or disruption to our operations due to labor disputes, nor have we experienced any difficulties in recruitment and retention of experienced staff.

As required by applicable Chinese laws, we have entered into employment contracts with all of our officers, managers and employees.

Our employees in China participate in a state pension scheme organized by Chinese municipal and provincial governments.  We also contribute to social insurance for our employees each month, which includes pension, medical insurance, unemployment insurance, occupational injuries insurance and housing providence fund in accordance with PRC regulations.

Share Ownership

The following table sets forth information, as of June 30, 2008,  with respect to the beneficial ownership of our ordinary shares by (i) each person who is known by us to beneficially own more than 5% of our ordinary shares; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group.

Unless otherwise specified, the address of each of the persons set forth below is in care of HLS Systems International, Ltd. 10 Jiancaicheng Middle Road, Xisanqi, Haidian District, Beijing, People's Republic of China, 100096.

Name & Address of Beneficial Owner	Office, if Any	Title of Class	Amount & Nature of Beneficial Ownership (1)	Percent of Class (2)
Officers and Directors
Changli Wang	CEO and Chairman	Ordinary Shares	6,441,108 (3)	15.36%
Li Qiao	Director	Ordinary Shares	3,536,904 (4)	8.43%
Kerry Propper c/o Chardan Capital Markets 17 State Street, Suite 2575 New York, NY 10004	Former CFO Director	Ordinary Shares	229,500 (5)	*
Colin Sung	Director	Ordinary Shares	7,500 (6)	*
Jerry Zhang	Director	Ordinary Shares	9,000 (7)	*
Leonard Hafetz	Director	Ordinary Shares	7,500 (8)	*
Yau Kiam Fee	Director	Ordinary Shares	7,500(9)	*
Qingtai Chen	Director	Ordinary Shares	5,000(10)	*
Jianyun Chai	Director	Ordinary Shares	5,000(11)	*
All officers and directors as a group (9 persons named above)		Ordinary Shares	10,249,012(12)	24.44%(12)

5% Securities Holder
Changli Wang	CEO and Chairman	Ordinary Shares	6,441,108 (3)	15.36%
Shengheng Xu c/o Acclaimed Insight Investments Limited 102 Xingshikou Rd, Haidian District Beijing, China 100093		Ordinary Shares	4,898,652(13)	11.68%
Xuesong Song c/o Allied Earn Investments Limited Rm 1109, 67 Beishuan Xilu Dadi, Scientific & Technological Mansion Haidian District, Beijing, China 100080		Ordinary Shares	4,082,136(14)	9.73%
Li Qiao	Director	Ordinary Shares	3,536,904 (4)	8.43%
Ace Lead Profits Limited		Ordinary Shares	2,904,204 (3)	6.92%
Jack Silver c/o SIAR Capital LLC 660 Madison Avenue New York, NY 10021		Ordinary Shares	2,657,000(15)	6.33%
All persons named above as a group		Ordinary Shares	21,886,800	52.18%

* Less than 1%.

(1)

Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our common stock.

(2)

A total of 41,942,614 shares of the Company’s Common Stock outstanding pursuant to SEC Rule 13d-3(d)(1).  For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

(3)

The securities reported as held by Dr. Wang represent 2,904,204 shares of our common stock held indirectly through Ace Lead Profits Limited, 666,000 shares held indirectly through Billion Bright International Limited, 666,000 shares held indirectly through Excellent Link Enterprises Limited, 666,000 held indirectly through Golden Result Enterprises Limited, 666,000 held indirectly through Long Result Limited and 872,904 held indirectly through Sure Grow Profits Limited.  The foregoing entities are all British Virgin Islands entities that are wholly-owned and controlled by Dr. Wang therefore he may be deemed to be the beneficial owner of the shares of Common Stock held by them.

(4)

The securities reported as held by Mme. Qiao represent 872,904 shares of Common Stock held by Faith Best Profits Limited, 666,000 shares held by OSCAF International Company Limited, 666,000 shares held by Glory Pearl International Limited, 666,000 shares held by Jumbo Growth International Limited, and 666,000 shares held by Pearl Success Investments Limited.  The foregoing entities are all British Virgin Islands entities that are wholly-owned and controlled by Mme. Qiao. Therefore Mme. Qiao may be deemed to be the beneficial owner of the shares of Common Stock held by them.

(5)

The securities reported as held by Mr. Propper include 222,000 shares of Common Stock owned directly by Mr. Propper and options to purchase 7,500 shares of our Common Stock that are vested or are to be vested within 60 days from the date hereof.

(6)

The securities reported as held by Mr. Sung include options to purchase 7,500 shares of Common Stock that are vested or are to be vested within 60 days from the date hereof.

(7)

The securities reported as held by Mr. Zhang include options to purchase 9,000 shares of Common Stock that are vested or are to be vested within 60 days from the date hereof.

(8)

The securities reported as held by Mr. Hafetz include options to purchase 7,500 shares of Common Stock that are vested or are to be vested within 60 days from the date hereof.

(9)

The securities reported as held by Mr. Yau include options to purchase 7,500 shares of Common Stock that are vested or are to be vested within 60 days from the date hereof.

(10)

The securities reported as held by Mr. Chen include options to purchase 5,000 shares of Common Stock that are vested or are to be vested within 60 days from the date hereof.

(11)

The securities reported as held by Mr. Chai include options to purchase 5,000 shares of Common Stock that are vested or are to be vested within 60 days from the date hereof.

(12)

The securities reported as held by officers and directors as a group includes options to purchase shares of Common Stock that are vested or that will vest within the next 60 days and the percentage of ownership assumes that such options have been exercised.

(13)

The securities reported as held by Shengheng Xu represent shares of Common Stock held by Acclaimed Insight Investments Limited, a British Virgin Islands entity owned and controlled by Ms. Xu, therefore Ms. Xu may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Acclaimed Insight Investments Limited.

(14)

The securities reported as held by Xuesong Song represent shares of Common Stock held by Allied Earn Investments Limited, a British Virgin Islands entity owned and controlled by Ms. Song, therefore Ms. Song may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Allied Earn Investments Limited.

(15)

The securities reported as held by Jack Silver represent shares of Common Stock held by Sherleigh Associates Inc. Profit Sharing Plan, a trust of which Mr. Silver is the trustee, therefore Mr. Silver may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Sherleigh Associates Inc. Profit Sharing Plan.

None of the above shareholders have voting rights that differ from the voting rights of other shareholders.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees — Share Ownership.”

Related Party Transactions

The following includes a summary of transactions since the beginning of the last fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds $120,000, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”).  We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

•

Stock Issuance to Chardan Founders:  In March 2005, we issued an aggregate of 1,000,000 shares of our common stock to the related parties set forth below for $25,000 in cash, or $0.025 per share:

Name	Number of Shares	Relationship to Us
Li Zhang	120,810	Former Chief Executive Officer and Director
Kerry Propper	177,600	Director
Jiangnan Huang	120,810	Former Executive Vice President and Director
Chardan Capital Partners	508,380	Stockholder
SUJG, Inc.	72,400	Stockholder

Effective July 22, 2005, our board of directors authorized a stock dividend of 0.25 shares of common stock for each outstanding share of common stock, effectively lowering the purchase price to $0.02 per share. These shares will be held in escrow until August 2008.

•

Prior and Current SPAC Involvement:  Our directors, Kerry Propper and Colin Sung, have been previously involved with, and are currently involved with, other “special purpose acquisition companies” (“SPAC's”).  Kerry Propper is currently a director of Chardan China Acquisition Corp. (now Origin Agritech Limited), a company which completed its initial public offering in March 2004 and combined with State Harvest Holdings, Ltd. in November 2005, and Richard Propper continues to serve as the Vice President of Corporate Development of Origin Agritech.  Our director Colin Sung and Kerry Propper also serve as directors of China Cablecom Holdings (previously Jaguar Acquisition Corporation).  Kerry Propper also serves as a director or executive officer of Chardan South China Acquisition Corporation, a SPAC formed at the same time as Chardan.

•

Acquisition of Singapore HollySys:  On November 19, 2007, we entered into a sales and purchase agreement with Fulbond Systems Pte Ltd., or Fulbond Systems, a Singapore based company partially owned by Mr. Yau Kiam Fee, a member of our Board of Directors, pursuant to which we agreed to acquire 100% interest of Fulbond Systems for a purchase price of SGD$1,066,234 (equivalent to $744,596).  Pursuant to the sales and purchase agreement, the closing day of this acquisition was November 30, 2007 and after the ownership transfer, Fulbond System was renamed to HollySys (Asia Pacific) Pte Ltd.  The purchase price of $744,596 was paid in cash on December 11, 2007.  Singapore HollySys became our wholly owned subsidiary and its operating results were included in our  consolidated financial statements, effective from December 1, 2007.  We acquired Singapore HollySys to establish an Asia Pacific headquarters from which to market our automation products within the region and other overseas countries.

•

Dismissal Agreement:  On March 19, 2008, APH and Dr. Changli Wang, individually and on behalf of the parties which had previously been shareholders of Gifted Time, entered into a dismissal agreement, or Dismissal Agreement. The Dismissal Agreement resulted in: (i) the dismissal and termination of the agreement by which APH acquired the GTH shares from the shareholders, (ii) the assignment to the former shareholders of GTH of the shares of HLS stock held by APH and the rights to the earnout shares issuable under the stock purchase agreement, in the event specified after-tax operating profit goals are met, and (iii) the termination and cancellation of the $200 million note issued by APH in connection with its acquisition of the Gifted Time shares.  As a result, the 22,200,000 shares of HLS held by APH have been transferred to Shengheng Xu (4,898,652), Qinglin Mei (1,224,552), An Luo (2,016,648), Dr. Changli Wang (6,441,108), Li Qiao (3,536,904) Xuesong Song (4,082,136).

The Company hired a third party local valuation service provider to provide a valuation report about the fair value of the assets acquired and liabilities assumed.  Based on that valuation report, the purchase price was allocated as follows:

November 30, 2007

Property, plant and equipment, net	$18,092
Goodwill	99,439
Inventories	66,502
Trade receivables	84,626
Other receivables	58,087
Cash and cash equivalents	447,723
Trade payables	(21,052)
Other payables	(8,821)

Total purchase price	$744,596
Satisfied by:
Cash paid	$744,596

Analysis of net outflow of cash and cash equivalents in respect of the purchase of the subsidiary:

Cash consideration	$744,596
Cash and bank balances acquired in the acquisition	(447,723)

Total net cash paid in the acquisition	$296,873

The goodwill from the acquisition of Singapore HollySys is expected to be non-deductible for tax purposes.

On May 13, 2008, BJQXT invested RMB 70 million to establish a new wholly owned subsidiary, HollySys Automation, to engage in the automation and drive businesses, with core products including industrial control motor, servo and encoder, inverter, numeric and motion controls, with a view to sustain future business growth of HLS and to expand its product lines.

We, neither directly nor indirectly nor through any subsidiary, make loans, extend credit, maintain credit or arrange for the extension of credit or renew an extension of credit in the form of a personal loan to or for any director or executive officer of the company, in compliance with the provisions of the Sarbanes-Oxley Act of 2002. Moreover, we have adopted an audit committee charter that requires the audit committee to review and approve all related party transactions, assure compliance with the company’s code of ethics, and monitor and discuss with the auditors and outside counsel policies and compliance with applicable accounting and legal standards and requirements.

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed herein.

Interests of Experts and Counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this Annual Report. See Item 18 “Financial Statements.”

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings, and we are not aware of threatened material legal or administrative proceedings against us.  We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

We anticipate that we will retain all of our future earnings, if any, for use in the expansion and operation of our business and do not anticipate paying cash dividends in the foreseeable future.  Any future determination relating to our dividend policy will be made at the discretion of our board of directors, based on our financial condition, results of operations, earnings, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.

THE OFFER AND LISTING

Information Regarding the Price History of the Stock to be Offered or Listed

The common stock, warrants and units of Chardan, our predecessor, were quoted on the Over-the-Counter Bulletin Board maintained by the National Association of Securities Dealers, under the symbols of CNCA, CNCAW and CNCAU, respectively.  Chardan units commenced public trading on August 3, 2005 and common stock and warrants commenced public trading on August 31, 2005.

On September 20, 2007, we merged with and into Chardan simultaneously with our acquisition of Gifted Time.  From September 20, 2007 to July 31, 2008, our ordinary shares were quoted on the OTCBB under the symbol “HLSYF.OB.”  On August 1, 2008, our ordinary shares were approved to be listed on the Nasdaq Global Select Market, under the symbol “HOLI”.

There were originally 11,500,000 warrants issued in connection with our August 2005 initial public offering.  Each warrant entitled the holder to purchase one share of our common stock at an exercise price of $5.00.  Prior to redemption, a total of 11,442,614 warrants were exercised, equal to approximately 99.5% of all warrants originally issued.  The remaining 57,386 warrants were cancelled at redemption on December 17, 2007 and the holders of those warrants were paid the sum of $0.01 per warrant.

The following table provides the high and low trading prices for our ordinary shares and the historical prices for our common stock, warrants and units prior to the merger, for the periods indicated below.

	The OTCBB Price per Common Stock/Ordinary Shares		The OTCBB Price per Warrant		The OTCBB Price per Unit		Nasdaq (2) Price per Share

	High	Low	High	Low	High	Low	High	Low
Annual Market Prices
Year 2005 (from August 3, 2005)	$6.00	$5.15	$1.86	$0.70	$9.30	$6.15	N/A	N/A
Year 2006	$12.90	$5.74	$7.45	$1.65	$27.50	$9.10	N/A	N/A
Year 2007 (until September 20, 2007)	$8.70	$7.20	$3.65	$2.46	$15.85	$12.29	N/A	N/A
Year 2008 (from September 21, 2007 through June 30, 2008)(1)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Quarterly Market Prices
Third Quarter 2006	$9.40	$7.02	$4.60	$2.50	$18.75	$12.00	N/A	N/A
Fourth Quarter 2006	$8.68	$8.53	$3.60	$3.59	$16.40	$16.00	N/A	N/A
First Quarter 2007	$8.70	$7.75	$3.65	$2.80	$15.85	$13.40	N/A	N/A
Second Quarter 2007	$8.00	$7.20	$3.03	$2.46	$13.60	$12.29	N/A	N/A
First Quarter 2008 ended September 30, 2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Second Quarter 2008 ended December 31, 2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Third Quarter 2008 ended March 31, 2008	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fourth Quarter 2008 ended June 30, 2008	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
First Quarter 2009 ended September 30, 2008	N/A	N/A	N/A	N/A	N/A	N/A	$7.18	$3.50

Monthly Market Prices
June 2008	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
July 2008	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
August 2008	N/A	N/A	N/A	N/A	N/A	N/A	$7.18	$6.08
September 2008	N/A	N/A	N/A	N/A	N/A	N/A	$6.08	$3.50
October 2008	N/A	N/A	N/A	N/A	N/A	N/A	$4.24	$2.57
November 2008	N/A	N/A	N/A	N/A	N/A	N/A	$3.25	$2.03

(1)  On September 20, 2007, we changed our fiscal year end from December 31 to June 30, in connection with the acquisition of Gifted Time and our redomestication to the BVI.

(2)  Since August 1, 2008, our ordinary shares have been traded on the NASDAQ Global Select Market.

Plan of Distribution

Not applicable

Markets

See our disclosures under “Item 9.  The Offer and Listing - Information Regarding the Price History of the Stock to be Offered or Listed.”

Selling Shareholders

Not applicable

Dilution

Not applicable

Expenses of the Issue

Not applicable

ITEM 10.

ADDITIONAL INFORMATION

Share Capital

Not applicable

Memorandum and Articles of Association

Summary of Memorandum and Articles of Association

Charter

Our charter documents consist of our Memorandum of Association and Articles of Association.  The Memorandum of Association and the Articles of Association loosely resemble the articles of incorporation and the bylaws, respectively, of a corporation incorporated in a state in the United States.  We may amend our Memorandum of Association and Articles of Association by a resolution of our shareholders or by a resolution of our directors.  Our board of directors adopted certain amendments to the Memorandum of Association on September 20, 2007 to increase our authorized shares from 50,000 shares of US$1.00 par value to 101,000,000 shares divided into two classes: (i) 100,000,000 ordinary shares of US$0.001 par value, and (ii) 1,000,000 preferred shares of US$0.001 par value.  This description and summary does not purport to be complete and does not address all differences between BVI corporate laws and those in the United States.  Copies of our Memorandum of Association and Articles of Association have been filed as exhibits to this report.

Corporate Powers

HLS was incorporated as a company under the BVI Business Companies Act, 2004 on February 6, 2006.  Clause 5 of our Memorandum of Association states that the Company can carry out any object not prohibited by the BVI Business Companies Act 2004 or as the same may be revised from time to time, or any other law of the British Virgin Islands.

Directors

A director must, immediately after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by us, disclose such interest to the board of directors, unless (i) the transaction or proposed transaction is between the director and (ii) the transaction or proposed transaction is or is to be entered into in the ordinary course of our business and on usual terms and conditions.  The director who is interested in a transaction entered into or to be entered into by the Company may (i) vote on a matter relating to the transaction; (ii) attend a meeting of directors at which a matter relating to the transaction arises and be included in the quorum; and (iii) sign a document on behalf of the company, or do any other thing in his capacity as a director, that relates to the transaction.

The directors may fix their compensation for services rendered to us.

By a resolution of directors, the directors may exercise all our powers to borrow money, mortgage or charge our undertakings and property, issue debentures, denture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation occurred by us or of any third party.

Each director holds office until his successor takes office or until his earlier death, resignation or removal by the members or a resolution passed by the majority of the remaining directors.

A director shall not require a share qualification.

To the fullest extent permitted by the BVI Business Companies Act, 2004, none of our directors shall be personally liable to the Company or its shareholders for or with respect to any acts or omissions in the performance of his or her duties as a director of the Company.

Rights of Shares

We are authorized to issue 100,000,000 ordinary shares of US$0.001 par value each.  The ordinary shares have one vote each, are subject to purchase or acquisition by us for fair value and have the same rights with regard to dividends and distributions upon our liquidation.  We are also authorized to issue 1,000,000 preferred shares of US$0.001 par value each. The preferred shares have one vote each, are subject to purchase or acquisition by us for fair value and have the same rights with regard to dividends and distributions upon our liquidation.  The director may redeem any share at a premium.

Variation of Rights of Shares

Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, the directors may issue shares with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting or otherwise.  If we issue shares of more than one class, the rights attached to any class may be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class and the holders of not less than three-fourths of the issued shares of any other class of shares which may be affected by such variation.  The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not be deemed to be varied by the creation or issue of further shares.

Meetings

An annual meeting of members must be held each year at such date and time as may be determined by the directors.  Special meetings of members may be called by the directors pursuant to a resolution of directors to that effect or upon the written request of members holding more than 50 percent of the votes of our outstanding voting shares.  No less than seven days’ notice of meetings is required to be given to members.

A meeting of members may be called on short notice if members holding not less than 90 percent of the total number of shares entitled to vote on all matters to be considered at the meeting, or 90 percent of the votes of each class or series of shares where members are entitled to vote thereon as a class or series together with not less than a 90 percent majority of the remaining votes, have agreed to a short notice of the meeting, or if all members holding shares entitled to vote on all or any matters to be considered at the meeting have waived notice of the meeting and for this purpose presence at the meeting shall be deemed to constitute waiver.

The inadvertent failure of the directors to give notice of a meeting to a member, or the fact that a member has not received notice, does not invalidate the meeting.

A member may be represented at a meeting of members by a proxy who may speak and vote on behalf of the member.  A written instrument giving the proxy such authority must be produced at the place appointed for the meeting before the time for holding the meeting.

A meeting of members is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50 percent of the votes of the shares or class or series of shares entitled to vote on resolutions of members to be considered at the meeting.

Limitations on Ownership of Securities

There are no limitations on the right of nonresidents or foreign persons to own our securities imposed by BVI law or by our Memorandum and Articles of Association.

Change in Control of Company

There are no provisions in our Memorandum and Articles of Association that would operate only to delay, defer or prevent a change of control of our company.  However, the board of directors has the power to issue preferred shares with such rights attaching to them as they decide and this power could be used in a manner that would delay, defer or prevent a change of control of our company.

Ownership Threshold

There are no provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Changes in Capital

Subject to the provisions of the BVI Business Companies Act, 2004, we may, by a resolution of directors or members, amend our Memorandum and Articles of Association to increase or decrease the number of shares authorized to be issued.  Our directors may, by resolution, authorize a distribution (including a capital distribution) by us at a time, of an amount, and to any members they think fit if they are satisfied, on reasonable grounds, that we will, immediately after the distribution, satisfy the solvency test.  The solvency test is satisfied if the value of the company’s assets exceeds its liabilities, and the company is able to pay its debts as they fall due.

Differences in Corporate Law

The companies law of the BVI differs from laws applicable to U.S. corporations and their shareholders.  Set forth below is a summary of the significant differences between the provisions of the companies law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Protection for minority shareholders

Under the laws of most U.S. jurisdictions, majority and controlling shareholders of a company generally have certain “fiduciary” responsibilities to the minority shareholders.  Corporate actions taken by majority and controlling shareholders which are unreasonable and materially detrimental to the interests of minority shareholders may be declared null and void.  Minority shareholders may have less protection for their rights under BVI law than they would have under U.S. law.

Powers of directors

Unlike most U.S. jurisdictions, the directors of a BVI company, subject in certain cases to court’s approvals but without shareholders’ approval, may implement the sale, transfer, exchange or disposition of any asset, property, part of the business, or securities of the company, with the exception that shareholder approval is required for the disposition of over 50% in the value of the total assets of the company.

Conflict of interests

Similar to the laws of most U.S. jurisdictions, when a director becomes aware of the fact that he has an interest in a transaction which the company is to enter into, he must disclose it to our board.  However, with sufficient disclosure of interest in relation to that transaction, the director who is interested in a transaction entered into or to be entered into by the Company may (i) vote on a matter relating to the transaction; (ii) attend a meeting of directors at which a matter relating to the transaction arises and be included in the quorum; and (iii) sign a document on behalf of the company, or do any other thing in his capacity as a director, that relates to the transaction.

 Written consent and cumulative voting

Similar to the laws of most U.S. jurisdictions, under the BVI law, shareholders are permitted to approve matters by way of written resolution in place of a formal meeting.  BVI law does not make a specific reference to cumulative voting, and our current Memorandum and Articles of Association have no provision authorizing cumulative voting.

Independent directors

There is no requirement for a majority of the directors of the company to be independent as a matter of BVI law.

Redemption

Our shares are not redeemable at the shareholders’ option.  We may redeem our shares only with the consent of the shareholders whose shares are to be redeemed, except that the consent from the shareholders is not needed under the circumstances of (i) the compulsory redemption with respect to fractional shares held by our shareholders in the circumstance of share division and (ii) the compulsory redemption, at the request of the shareholders holding 90% of the votes of the outstanding shares entitled to vote, of the remaining issued shares.

Takeover provisions

The Memorandum and Articles of Association of our company does not alter the general provisions of BVI law and therefore measures such as a “poison pill” would have to be in place before a takeover offer, as, if not, the directors could be seen as exercising their powers for an improper purpose in trying to introduce such a measure.

Furthermore, the creation of additional class of shares would require an amendment to the Memorandum and Articles of Association of our company.  This can only be done by a resolution of shareholders or a resolution of directors.  The directors do not however, have the power to amend the memorandum and articles to (a) restrict the rights or powers of the members to amend the memorandum or articles, (b) to change the percentage of members required to pass a resolution to amend the memorandum and articles, or (c) in circumstances where the memorandum or articles cannot be amended by the members.  The introduction of a poison pill would require an amendment to the Memorandum and Articles of Association of our company which may only be done by way of shareholder resolution.

Shareholder’s access to corporate records

A shareholder is entitled, on giving written notice to the company, to inspect the company’s (i) Memorandum and Articles of Association; (ii) register of members; (iii) register of directors; and (iv) minutes of meetings and resolutions of members and of those classes of members of which the shareholder is a member.

The directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document listed above (or any part thereof), refuse the member to inspect the document or limit the inspection of the document.  Our board may also authorize a member to review the company account if requested.

Indemnification

Under our Memorandum and Articles of Association, we may indemnify our directors or any person who is or was, at the request of the company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise against expenses (including legal fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with legal, administrative or investigative proceedings to which they are a party or are threatened to be made a party by reason of their acting as our directors or agents.  To be entitled to indemnification, these persons must have acted honestly and in good faith and in the best interest of the company, and they must have had no reasonable cause to believe their conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Mergers and similar arrangements

Under the laws of the BVI, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Business Companies Act, 2004.  A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company.  In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders.

While a director may vote on the plan even if he has a financial interest in the plan of merger of consolidation, in order for the resolution to be valid, the interest must have been disclosed to our board forthwith upon him becoming aware of such interest.  The transaction will not be avoidable if the shareholders approve or ratify it.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment.  In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company, but may receive debt obligations or other securities of the surviving or consolidated company, or other assets, or a combination thereof.  Furthermore, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset.  As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI.

A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) and a consolidation.  A shareholder properly exercising his dissent rights is entitled to payment of the fair value of their shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder.  If the merger or consolidation is approved by the shareholders, the company must within 20 days give notice of this fact to each shareholder who gave written objection, and to each shareholder who did not receive notice of the meeting.  Such shareholders then have 20 days to give to the company their written election in the form specified by the BVI Business Companies Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any rights of a shareholder except the right to be paid the fair value of his shares.  As such, the merger or consolidation may proceed in the ordinary course notwithstanding the dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price that the company determines to be their fair value.  The company and the shareholders then have 30 days to agree upon the price.  If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall each designate an appraiser and these two appraisers shall designate a third appraiser.  These three appraisers shall fix the fair value of the shares as of the close of business on the day before the shareholders approved the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ suits

Similar to the laws of most U.S. jurisdictions, BVI law permits derivative actions against its directors.  However, the circumstances under which such actions may be brought, and the procedures and defenses available may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company incorporated and/or existing in the United States.

The court of the BVI may, on the application of a shareholder of a company, grant leave to that shareholder to bring proceedings in the name and on behalf of that company, or intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company.  In determining whether to grant leave, the High Court of the BVI must take into account (i) whether the shareholder is acting in good faith; (ii) whether the derivative action is in the interests of the company taking account of the views of the company’s directors on commercial matters; (iii) whether the proceedings are likely to succeed; (iv) the costs of the proceedings in relation to the relief likely to be obtained; and (v) whether an alternative remedy to the derivative claim is available.

Leave to bring or intervene in proceedings may be granted only if the High Court of the BVI is satisfied that (i) the company does not intend to bring, diligently continue or defend, or discontinue the proceedings, as the case may be; or (ii) it is in the interests of the company that the conduct of the proceedings should not be left to the directors or to the determination of the shareholders as a whole.

In determining whether to grant leave to a shareholder in these circumstances, the BVI Court must take the following matters into account:

(a)   whether the member is acting in good faith;

(b)   whether the derivative action is in the interests of the company taking account of the views of the company’s directors on commercial matters;

(c)   whether the proceedings are likely to succeed;

(d)   the costs of the proceedings  in relation to the relief likely to be obtained; and

(e)   whether an alternative remedy to the derivative claim is available.

Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company,” Item 7, “Major Shareholders and Related Party Transactions,” or Item 5. Operating And Financial Review And Prospects – Contractual Obligations,” or filed (or incorporated by reference) as exhibits to this annual report or otherwise described or referenced in this annual report.

Exchange Controls

British Virgin Islands Exchange Controls

There are no material exchange controls restrictions on payment of dividends, interest or other payments to the holders of our ordinary or preferred shares or on the conduct of our operations in the BVI, where we were incorporated.  There are no material BVI laws that impose any material exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of our ordinary or preferred shares.  BVI law and our Memorandum and Articles of Association do not impose any material limitations on the right of non-residents or foreign owners to hold or vote our ordinary or preferred shares.

Exchange Controls in China

Under the Foreign Currency Administration Rules promulgated in 1996 and revised in 1997, and various regulations issued by State Administration of Foreign Exchange, or SAFE, and other relevant PRC government authorities, Renminbi is convertible into other currencies for the purpose of current account items, such as trade related receipts and payments, interest and dividend.  The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside China for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from SAFE or its local office.  Payments for transactions that take place within China must be made in Renminbi.  Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad.  Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local office.  Unless otherwise approved, domestic enterprises must convert all of their foreign currency proceeds into Renminbi.

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, which became effective as of November 1, 2005.  According to the notice, a special purpose company, or SPV, refers to an offshore company established or indirectly controlled by PRC residents for the special purpose of carrying out financing of their assets or equity interest in PRC domestic enterprises. Prior to establishing or assuming control of an SPV, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch.  The notice applies retroactively.  As a result, PRC residents who have established or acquired control of these SPVs that previously made onshore investments in China were required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006.  These PRC residents must also amend the registration with the relevant SAFE branch in the following circumstances: (i) the PRC residents have completed the injection of equity investment or assets of a domestic company into the SPV; (ii) the overseas funding of the SPV has been completed; (iii) there is a material change in the capital of the SPV. Under the rules, failure to comply with the foreign exchange registration procedures may result in restrictions being imposed on the foreign exchange activities of the violator, including restrictions on the payment of dividends and other distributions to its offshore parent company, and may also subject the violators to penalties under the PRC foreign exchange administration regulations.

Taxation

British Virgin Islands Taxation

Under the current BVI laws, there are no applicable taxes on our profits or income.  There are no taxes on profits, income, nor are there any capital gains tax, estate duty or inheritance taxes applicable to any ordinary shares held by nonresidents of the BVI.  In addition, there is no stamp duty or similar duty on the issuance, transfer or redemption of the ordinary shares as the Company does not hold any interest in land in the BVI.  Dividends remitted to the holders of ordinary shares resident outside the BVI will not be subject to withholding tax in the BVI.

Taxation in China

In 2007, the PRC government promulgated the new Enterprise Income Tax Law, or EIT Law, and the relevant implementation rules, which became effective on January 1, 2008.  Under the new EIT Law and its implementation rules, all domestic and foreign invested companies would be subject to a uniform enterprise income tax at the rate of 25% and dividends from PRC subsidiaries to their foreign shareholders will be subject to a withholding tax at a rate of 5 to 10% depends on the domicile of the foreign shareholders.  However, under the new EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income.  Under the implementation rules of the PRC Income Tax Law, “de facto management bodies” is defined as the bodies that have material and overall management and control over the business, personnel, accounts and properties of the enterprise.  If we were considered to be a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income; dividend income, however, would be exempt from PRC tax since such income is exempted under the new EIT Law to a PRC resident recipient.  Furthermore, dividends distributed to our investors by us, as a PRC resident, would be subject to the 5% PRC withholding tax.

United States Federal Taxation

The following is a discussion of the material U.S. federal tax consequences of purchasing, owning and disposing of shares by U.S. Holders (as described below), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire the securities.  The discussion applies to investors in shares that hold the shares as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

•

certain financial institutions;

•

insurance companies;

•

dealers and traders in securities or foreign currencies;

•

persons holding shares as part of a hedge, “straddle,” integrated transaction or similar transaction;

•

persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•

partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•

persons liable for the alternative minimum tax;

•

tax-exempt organizations;

•

persons holding shares that own or are deemed to own 10% or more of our voting stock; or

•

persons who hold the shares in connection with a trade or business outside the United States; or

•

persons who acquired our shares pursuant to the exercise of any employee stock option or otherwise as compensation.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof.  These laws are subject to change, possibly on a retroactive basis.  Persons considering the purchase of ordinary shares should consult their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of shares that, for U.S. federal income tax purposes, is:

•

a citizen or resident of the United States;

•

a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•

an estate or trust the income of which is subject to U.S. federal income taxation, regardless of its source.

This discussion assumes that we are not, and will not become, a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes, as described below.

Taxation of Dividends

The gross amount of any distributions paid with respect to shares, other than certain pro rata distributions of shares, generally will be treated as foreign source dividend income for U.S. federal income tax purposes.  U.S. Holders will not be entitled to claim a dividends-received deduction with respect to distributions paid by us.  Dividends will be included in a U.S. Holder’s income on the date of such U.S. Holder’s receipt of the dividend.

Subject to applicable limitations, dividends received by certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15%.  Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

In the event that we are deemed to be a Chinese “resident enterprise” under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ordinary shares.  In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends not in excess of the rate allowed under the Treaty, if applicable, may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability.  The rules governing the foreign tax credit are complex.  You are urged to consult your tax advisors regarding the availability of the foreign tax credit in your particular circumstances.

Taxation of Capital Gains

Upon sale or other disposition of the shares, a U.S. Holder will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between such holder’s tax basis in the shares sold or disposed of and the amount realized on the sale or other disposition.  Such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the shares for more than one year and will generally be U.S. source gain or loss for foreign tax credit purposes.  However, in the event that we are deemed to be a Chinese “resident enterprise” under PRC tax law, gains on disposal may be subject to PRC tax.  In that event, a U.S. Holder may be eligible for the benefits of the Treaty.  Under the Treaty, if any PRC tax were to be imposed on any gain from the disposition of the shares, the gain would be treated as PRC source income.  You are urged to consult your tax advisors regarding the tax consequences if a foreign tax is imposed on gain on a disposition of our shares, including the availability of the foreign tax credit in your particular circumstances.

Passive Foreign Investment Company Rules (PFIC)

We believe that we were not a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2007.  However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including goodwill) from time to time, and since we have and will continue to have a significant amount of passive assets and the value of our assets may be based, in part, on the market value of our shares, which is subject to change, there can be no assurance that we will not be a PFIC for any taxable year.

In general, if we were a PFIC for any taxable year during which a U.S. Holder held shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the shares would be allocated ratably over the U.S. Holder’s holding period for the shares.  The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the amount allocated to such taxable year.  Similar rules would apply to any distribution in respect of shares in excess of 125% of the average of the annual distributions on shares received by a U.S. Holder during the preceding three years or such holder’s holding period, whichever is shorter.  Certain elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the shares.  U.S. Holders should consult their tax advisers to determine whether such elections are available and, if so, what the consequences of the alternative treatments would be in those holders' particular circumstances.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that backup withholding does not apply.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Dividends and Paying Agents

Not applicable

Statement by Expert

Not applicable

Documents on Display

We have filed this Annual Report on Form 20-F with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act.  Statements made in this Annual Report as to the contents of any document referred to are not necessarily complete.  With respect to each such document filed as an exhibit to this Annual Report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC, including this Annual Report on Form 20-F, may be inspected and copied at the public reference room of the SEC at 450 Fifth Street N.W. Washington D.C. 20549.  You can also obtain copies of this Annual Report on Form 20-F by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov.  The SEC’s telephone number is 1-800-SEC-0330.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Subsidiary Information

Not applicable

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Industrial Environment and National Industrial Development Policies

We are highly sensitive to industry environment changes and state industrial development policies. State industrial development policies have established clear targets for market capacities of automation systems in the short and long run. These are crucial to our development, especially for rail transport and nuclear power plant automation systems. At present, state policies are favorable to our development. If the government ceases supporting the rail transportation and nuclear industries, however, it would bring about a negative impact on our operating results in the next few years.  We rely on market research and technology development to ensure that we deliver attractive, high-quality products and services to our customers as a way to protect against risks connected with a change in the competitive environment.

Taxation Risk

As a result of various tax regulations, our indirect subsidiaries, Beijing HollySys and Hangzhou HollySys are entitled to the benefits afforded by certain preferential income tax policies. These preferential tax policies will terminate on December 31, 2008.

With the aim of attracting foreign investment, the Chinese government provides favorable income tax rates to foreign-invested enterprises in China at the levels of 15%, 24% and 30%. Domestic-invested enterprises, on the other hand, normally are subject to a 33% income tax rate. The Chinese government has recently eliminated the differences between the applicable tax rates of domestic and foreign-invested enterprises, in accordance with a five-year unification schedule. When our preferential tax treatment ends, it will increase taxes and reduce our after tax profits.

Beijing HollySys is registered in a high-tech zone located in Beijing and was deemed as a High-tech Enterprise by Beijing Commission of Science and Technology.  According to the preferential regulations specified by State Council, Beijing HollySys had entitled to be subject to a favorable income tax rate at 15% from October 1, 2002 to December 31, 2007. As of June 30, 2008, Beijing HollySys has not yet applied for the status as a High-tech Enterprises as the new recognition criteria and procedures for High-tech Enterprise under the new EIT law were newly issued on April 14, 2008. Beijing HollySys is in the process of applying the High-tech Enterprise status, and the management expects Beijing HollySys to be continued as High-tech Enterprise under the new EIT law and entitled to the preferential tax rate of 15% for the calendar year ending December 31, 2008.  However, if Beijing HollySys cannot successfully obtain the approval as High-tech Enterprise, the applicable tax rate for the six months ended June 30, 2008 will be increased to 25%.

Hangzhou HollySys is registered as foreign investment enterprise conducting production function.  In accordance with income tax law for enterprise with foreign investments in China, Hangzhou HollySys has entitled to receive a 100% exemption of income tax for two years and a 50% exemption of income tax for the next three years on a continuing basis since the first year Hangzhou HollySys has generated a taxable income.  Prior to December 23, 2006, Hangzhou HollySys was in the status of enjoying a 50% exemption under a 26.4% income tax rate for the first year.  On December 23, 2006, Hangzhou HollySys received a notice from Hangzhou City tax authority, which indicates that the income tax rate applicable to Hangzhou HollySys should be adjusted to 16.5% effective January 1, 2006 in accordance with relevant regulations regarding the development zones as Hangzhou HollySys is located in a development zones recognized by the Ministry of Land and Resource in China. For the calendar year ending December 31, 2008, the relevant rate would be gradually adjusted to 18% under the new EIT law. As a result under the new Tax Law, Hangzhou HollySys’ tax rate is 9% in its last year of tax holiday with 50% reduction.  Management intends to apply for High-tech Enterprise status for Hangzhou HollySys as well in order to enjoy the preferential tax rate of 15% for calendar year 2009 and onwards.  However, if Hangzhou HollySys cannot successfully obtain the approval as High-tech Enterprise, the applicable tax rate for the calendar year 2009 will be increased to 18% and eventually to 25% in future.

Additionally, the Chinese government provides subsidies (sourcing from the proceeds of VAT collected) to all domestic enterprises which are involved in software development. Since this subsidy policy became effective, the Company has enjoyed subsidies for software development, which has been an integral part of the Company’s integrated contracts. The subsidy policy will cease at the end of 2010. When the termination of the subsidy policy occurs, it may cause income before tax to decline substantially by over 40%. However, management expects such government subsidies will continue as long as the Company continues with its software development business after the expiry of the current policy.

We are confident that our continuing business development, coupled with effective cost-control methods, will contribute to achieving positive financial results that will offset the adverse impacts that will result from the elimination of these tax preferences.

Under the circumstance that there is no preferential tax treatment, the Company would incur an additional tax expense of approximately $3.4 million for the year ended June 30, 2008.

Foreign Exchange Risk

We conduct our business primarily in Renminbi, which is not a freely convertible currency. The restrictions on foreign exchange imposed by the Chinese government may result in material differences between the future exchange rate and the current exchange rate or historical exchange rate. The changes in the exchange rate of the Renminbi will impose a foreign exchange translation risk on our financial statements and may impact our ability to carry out operations related to foreign exchange. Those changes also will impact our ability to pay dividends in U.S. dollars. However, we believe that we are, and will be, able to obtain sufficient foreign exchange to implement the above-mentioned operations and hedge against foreign exchange risk.

Interest Rate Risk

Over the years, we have tended to obtain proceeds from short-term bank loans for working capital financing purposes. Therefore, we are subject to market rate risks due to fluctuations in interest rates charged on these loans. At June 30, 2008, our short-term bank loan balance was $ 4,373,752, which was located in Hangzhou HollySys.  All the short-term bank loans as of June 30, 2008 mature in one year and bear fixed interest rates ranging from  5.83% to 6.56% per annum.

The borrowing of $5,102,710 (equivalent to RMB 35 million) is effective from August 29, 2007 to August 28, 2009, with an annual interest of 6.48%; Principal payments of $5,102,710 are due on August 28, 2009. The borrowing is without any guarantee and pledge of assets.

The borrowing of $4,373,752 (equivalent to RMB 30 million) is effective from June 29, 2006 to June 28, 2009, with an annual interest of 6.03% to 6.75% throughout the loan period; Principal payments of $728,959 and $1,457,917 were due and settled on June 28, 2007 and 2008 respectively. The remaining principal payments of $2,186,876 are due on June 28, 2009. The borrowing is guaranteed by Beijing Zhongguancun Science and Technology Guaranty Co., Ltd with an annual guarantee fee of 1.96% on this borrowing. In relation to the guarantee agreement between the Company and Zhongguancun Science and Technology Guaranty Co., Ltd., the Company had pledged its two contract sums as collateral, amounted to US$17,198,012.

However, when bank loans are renewed, the interest rates are subject to change based on the notice from the People’s Bank of China, the central bank of China. If the benchmark interest rate increased by 1 percent, the interest expenses for both long-term and short-term bank loans would accordingly increase by RMB 0.8 million.

The following table provides information, by maturity dates, regarding the Company’s interest rate sensitive financial instruments, which consist of fixed rate short-term and long-term debt obligations as of June 30, 2008.

Lender	Balance at June 30, 2008	Maturity Date	Interest Rate	Floating or Fixed Interest Rate	Current portion
Long-term loans
Bank of China	5,102,710	Aug 28, 2009	6.48%	Floating	-
China Development Bank	2,186,876	Jun 28, 2009	6.03%	Floating	2,186,876
Total	7,289,586				2,186,876
Short-term loans
Industrial and Commercial Bank of China (Hangzhou)	1,457,917	Sep 19, 2008	6.561%	Fixed
Industrial and Commercial Bank of China (Hangzhou)	2,915,835	Nov 4, 2008	6.561%	Fixed
Total	4,373,752

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

As a result of our merger with and into HLS, our corporate affairs are now governed by our Memorandum and Articles of Association, the Business Companies Act, or BCA, of the British Virgin Islands and the common law of the British Virgin Islands.  Although the corporate statutes of Delaware and the British Virgin Islands are similar, certain differences exist. The most significant differences, in our judgment are summarized below.  You should refer to our memorandum and articles of association and to the Delaware corporate law and corporate law of the British Virgin Islands, including the Business Companies Act to understand how these laws apply to us and may affect you. Neither British Virgin Islands law nor our memorandum and articles of association impose any limitations on the right of nonresident or foreign owners to hold or vote securities. Under the British Virgin Islands law, holders of a company’s stock are referred to as members, as opposed to stockholders, which reference is carried through in the table.

Provision	Pre-Merger	Post-Merger
Number of Authorized Shares	21 million shares of which 20 million are shares of common stock, $.0001 par value per share and 1 million are shares of preferred stock, par value $.0001 per share	101 million shares of which 100 million are ordinary shares; and 1 million are preference shares, each with a par value of $.001 per share
Par Value	Stated in United States dollars. Changes in capital generally require stockholder approval	No par value Changes in capital may be made upon resolution of members or directors.
Preferred (Preference) Shares	Directors may fix the designations, powers, preferences, rights, qualifications, limitations and restrictions by resolution.	Same, but subject to the memorandum.
Registered Shares	Shares of capital stock to be registered shares.	Same
Purpose of Corporation	To engage in any lawful act not prohibited by law.	Same, subject to the prohibition of conducting certain business activities in the BVI ( i.e., banking, insurance and local BVI businesses).
Amendment of Certificate of Incorporation	Requires stockholder vote and, except in limited circumstances, by the board of directors.	Requires vote of the members, being a person that holds shares, or as permitted by the BCA by the board of directors and articles.
Registered Office	9 East Loockerman Street Kent County Dover, Delaware	P.O. Box 173 Kingston Chambers Road Town, Tortola, British Virgin Islands
Transfer Agent	Continental Stock Transfer & Trust Company	Same
Voting Rights

Common stock: one share, one vote on all matters before the holders of the common stock.

Other classes of equity may have voting rights as assigned to them by the board of directors or as approved by stockholders.

Directors elected by plurality, all other matters either by majority of issued and outstanding or majority of those present and entitled to vote as specified by law.

Same; Directors elected by plurality as provided in memorandum and articles; all other matters by a majority of those shares present and entitled to vote.

Redemption of Equity	Shares may be repurchased or otherwise acquired, provided the capital of the company will not be impaired by the acquisition. Company may hold or sell treasury shares.	Same
Stockholder/Member consent	Permitted as required for a vote at a meeting	Same
Notice Requirements for Stockholder/Member Nominations and Other Proposals

In general, to bring a matter before an annual meeting or to nominate a candidate for director, a stockholder must give notice of the proposed matter or nomination not less than 60 days and not more than 90 days prior to public disclosure of the date of annual meeting.

In the event that less than 70 days notice or prior public disclosure of the date of the meeting is given or made to stockholder, to be timely, the notice must be received by the company no later than the close of business on the 10th   day following the day on which such notice of the date of the meeting was mailed or public disclosure was made, whichever first occurs.

To bring a matter before an annual meeting or to nominate a candidate for director, a member must give notice to the company of not less than 30 days nor more than 60 days.

If the member is making a proposal on a matter or nominating a candidate for director and there is less than 40 days notice or prior public disclosure of the date is given or made to members, to be timely, must be received no later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

Meetings of Stockholders/Members - Presence	In person or by proxy or other appropriate electronic means.	In person or by proxy or by any teleconference means where persons can hear one another.
Meeting of Stockholder/Member - Notice	Not less than 10 days or more than 60 days.	Not less than seven days; no maximum limit.
Meeting of Stockholders/Members - Call of Meeting

Regular and annual meetings shall be called by the directors. Special meetings may be called only by majority of board of directors, chief executive officer or by a majority of the issued and outstanding capital stock entitled to vote.

Meetings may be called by the directors or by members holding 30 percent of the outstanding votes. The articles require an annual meeting of the members for the election of directors to be called by the directors.

Meetings on short notice may be called upon waiver or presence of all the members holding shares entitled to vote or 90% of the total number of shares entitled to vote agree to short notice.

Meeting of Stockholders /Members- Place	Within or without Delaware	Within or outside the BVI as the directors consider necessary or desirable.

Meeting of Stockholders/Members - Quorum	Majority of the capital stock issued and outstanding and entitled to vote at meeting. Meeting may be adjourned for up to 30 days without additional notice to stockholders.	One-half of the votes of the shares of each class or series entitled to vote. Adjournment for such time as directors determine.
Meeting of Stockholders/Members - Record Date	As fixed by the directors, no more than 60 days and no less than 10 days before the meeting. If not fixed, the day before notice of meeting is given.	As fixed by the directors
Directors - Election	By the stockholders as entitled by their terms, including the holders of common stock.	By the members as entitled by their terms, including the holders of common stock
Directors - Term	Staggered board of three classes; for terms of three years	Annual term
Directors - Removal	By the stockholders for cause.

By resolution of the members for cause or without cause on a vote of the members representing 1/2 of the shares entitled to vote or the directors for any reason on a resolution signed by all the other directors absent from meetings for six months without leave of the board, death or incapacity.

Directors - Vacancy	May be filled by majority of remaining directors (unless they are the result of the action of stockholders) and newly created vacancies may be filled by majority of remaining directors.	May be filled by members or the board of directors.
Directors - Number	Unless established by certificate of incorporation, as determined by board of directors, but not less than one.	Same
Directors - Quorum and Vote Requirements	A majority of the entire board. The affirmative vote of a majority of directors present at a meeting at which there is a quorum constitutes action by the board of directors.	One-half of the total number of directors, present in person or by alternate, except if there are only two or less directors then a quorum will be all the directors.
Directors - Managing Director	Not applicable

Provision for the board to select one or more directors to be managing directors, provide for special remuneration and assign such powers as the board determines so long as it is not a power that requires board approval.

Directors - Powers	All powers to govern the corporation not reserved to the stockholders.	Same
Directors - Committees	Directors may establish one or more committees with the authority that the board determines.	Same
Directors - Consent Action	Directors may take action by written consent of all directors, in addition to action by meeting.	By written consent in same manner as if at a meeting in persons, by directors or by alternate.

Director - Alternates	Not permitted	Directors may, by written instrument, appoint an alternate who need not be a director, who may attend meetings in the absence of the director and vote and consent in the place of the directors.
Directors - Appoint Officers	Directors appoint the officers of the corporation, subject to the by-laws, with such powers as they determine.	Same, subject to the articles of association
Director - Limitation of Liability

Directors liability is limited, except for (i) breach of loyalty, (ii) act not in good faith or which involves international misconduct or a knowing violation of law, (iii) willful violation of law in respect of payment of dividend or redeeming shares, or (iv) actions in which director receives improper benefit.

Duty to act honestly and in good faith with a view to the best interests of the company and exercise care, diligence and skill of a reasonably prudent person acting in comparable circumstances. No provisions in the memorandum, articles or agreement may relieve a director, officer, or agent from the duty to act in accordance with the memorandum or articles or from personal liability arising from the management of the business or affairs of the company.

Director - Indemnification Insurance	Company may purchase insurance in relation to any person who is or was a director or officer of the company.	Same, but extends to a liquidator of the company.
Amendments to Organizational Documents

Amendments must be approved by the board of directors and by a majority of the outstanding stock entitled to vote on the amendment, and if applicable, by a majority of the outstanding stock of each class or series entitled to vote on the amendment as a class or series. By-laws may be amended by the stockholders entitled to vote at any meeting or, if so provided by the certificate of incorporation, by the board of directors.

Amendments to the memorandum and articles may be made by resolution of the members or by the directors.
Sale of Assets	The sale of all or substantially all the assets of the company requires stockholder approval.	Subject to the Memorandum and Articles of Association, the sale of more than 50% of the assets of the company requires member approval.
Dissenters Rights	Provision is made under Delaware corporate law to dissent and obtain fair value of shares in connection with certain corporate actions that require stockholder approval or consent.	Provision is made under the BCA to dissent and obtain fair value of shares in connection with certain corporate actions that require member approval or consent.

As a result of our redomestication to the British Virgin Islands, we are now a foreign private issuer within the meaning of the rules promulgated under the Securities Exchange Act of 1934. As such, we are exempt from certain provisions applicable to United States public companies including:

•

The rules requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•

The sections of the Securities Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Securities Exchange Act;

•

Provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•

The sections of the Securities Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions (i.e., a purchase and sale, or a sale and purchase, of the issuer's equity securities within less than six months).

Because of these exemptions, our stockholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

ITEM 15.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act, our management has carried out an evaluation, with the participation and under the supervision of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2008.

Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.  In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.

Management conducted its evaluation of disclosure controls and procedures under the supervision of our chief executive officer and our chief financial officer.  Based upon, and as of the date of this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to the one-year transition period established by rules of the Securities and Exchange Commission for newly public companies.

Attestation Report of the Registered Public Accounting Firm

 This annual report does not include an attestation report of the company’s registered public accounting firm due to the one-year transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the year ended June 30, 2008, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors believes that Colin Sung, a member of our Audit Committee, meets the criteria for an “audit committee financial expert,” as established by the SEC and that he is an independent director under Rule 4200(a)(15) of the Marketplace Rules of The Nasdaq Stock Market, Inc.

Mr. Sung will not be deemed an “expert” for any other purpose, including, without limitation, for purposes of Section 11 of the Securities Act of 1933, as amended, as a result of being designated or identified as an audit committee financial expert.  The designation or identification of Mr. Sung as an audit committee financial expert does not impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of our Audit Committee and board of directors in the absence of such designation or identification.  The designation or identification of Mr. Sung as an audit committee financial expert does not affect the duties, obligations or liability of any other member of our Audit Committee or board of directors.

ITEM 16B.

CODE OF ETHICS

In March 2006, our board of directors adopted a code of conduct, or Code of Conduct, which applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer.

Our Code of Conduct addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, confidentiality, and reporting of violations of the code.  A copy of the Code of Ethics was filed as Annex G to our registration statement on Form S-4 filed with the SEC on March 30, 2006 and is incorporated herein by reference.  Our Code of Ethics will also be posted on the corporate governance page of our website at www.hollysys.com as soon as practicable.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed for each of the fiscal years ended June 30, 2008 and 2007 for professional services rendered by the principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for the fiscal years ended June 30, 2008 and 2007 were $270,000 for BDO McCabe Lo Limited and $200,000 for BDO Reanda, respectively.  And the fees for limited review procedures of our quarterly financial information in each of the fiscal years ended June 30, 2008 and 2007 were $267,000 and $168,000, respectively. Of the total review fee for fiscal 2008, $192,000 was paid to BDO Reanda, and $75,000 to BDO McCabe Lo Limited.

Audit-Related Fees

The aggregate fees billed in each of the fiscal years ended June 30, 2008 and 2007 for audit-related services were $0 and $0 respectively.

Tax Fees

The aggregate fees billed in each of the fiscal years ended June 30, 2008 and 2007 for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning were $0 and $0, respectively.

All Other Fees

The aggregate fees billed in each of the fiscal years ended June 30, 2008 and 2007 for products and services provided by the principal accountant, other than the services reported above under other captions of this Item 16C are $0 and $0, respectively.

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee pre-approves all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act that are approved by our Audit Committee prior to the completion of the audit).

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We have not asked for nor have we been granted an exemption from the applicable listing standards for our audit.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Other than otherwise disclosed in “Item 4. Information on the Company – History and Development of the Company,” there were no purchases of equity securities by us or by any of our affiliates during the period.

Pursuant to the terms of the warrants that were assumed upon our merger with Chardan, we called the warrants for redemption as of December 17, 2007.  There were originally 11,500,000 warrants issued (each entitling the holder to purchase one share of the Company’s ordinary shares at an exercise price of $5.000 per share).  A total of 11,442,614 warrants were exercised, equal to approximately 99.5% of all the warrants originally issued.  The remaining 57,386 warrants were cancelled on the redemption date and the holders of those warrants were paid $0.01 per warrant.  As a result of these transactions, we received total proceeds form the warrant exercises of approximately $57.2 million.  As a result of this transaction, we no longer have any warrants or units outstanding.

PART III

ITEM 17.

FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.

FINANCIAL STATEMENTS

The consolidated financial statements for the Company and its subsidiaries are included at the end of this annual report.

ITEM 19.

EXHIBITS

Number         Description

1.1

Memorandum of Association of Registrant (Incorporated by reference to Annex B of the Proxy Statement/Prospectus contained in Registration Statement S-4 (file no. 333-132826) filed with the Securities and Exchange Commission on March 30, 2006).

1.2

Articles of Association of Registrant (Incorporated by reference to Annex C of the Proxy Statement/Prospectus contained in Registration Statement S-4 (file no. 333-132826) filed with the Securities and Exchange Commission on March 30, 2006).

4.1

Agreement and Plan of Merger between Chardan North China Acquisition Corporation and Registrant (Incorporated by reference to Exhibit 2.2 of the Registration Statement S-4 (file no. 333-132826) filed with the Securities and Exchange Commission on March 30, 2006).

4.2

Amended and Restated Stock Purchase Agreement, by and between Chardan North China Acquisition Corporation and Advance Pacific Holdings Limited, dated  February 9, 2007 (Incorporated by reference to Annex A of the Proxy Statement/Prospectus contained in Registration Statement S-4 (file no. 333-132826) filed with the Securities and Exchange Commission on March 30, 2006).

4.3

Chardan North China Acquisition Corporation 2006 Equity Plan (Incorporated by reference to Annex D of the Proxy Statement/Prospectus contained in Registration Statement S-4 (file no. 333-132826) filed with the Securities and Exchange Commission on March 30, 2006).

4.4

Form of Stock Consignment Agreement (Incorporated by reference to Exhibit 10.2 of the Registration Statement S-4/A (file no. 333-132826) filed with the Securities and Exchange Commission on June 28, 2006).

4.5	Form of Employment Agreement (Incorporated by reference to Exhibit 10.3 of the Registration Statement S-4 (file no. 333-132826) filed with the Securities and Exchange Commission on March 30, 2006).
4.6

Sale and Purchase Agreement in Relation to the Ownership Interest of Hangzhou HollySys Automation Co., Ltd. between Team Spirit Industrial Limited and Gifted Time Holdings Limited, dated July 12, 2006 (Incorporated by reference to Exhibit 10.6 of the Registration Statement S-4/A(file no. 333-132826) filed with the Securities and Exchange Commission on July 2, 2007).

4.7

Sale and Purchase Agreement in Relation to the Ownership Interest of Hangzhou HollySys Automation Co., Ltd. between OSCAF International Co., Ltd. and Gifted Time Holdings Limited , dated January 12, 2006 (Incorporated by reference to Exhibit 10.7 of the Registration Statement S-4/A (file no. 333-132826) filed with the Securities and Exchange Commission on July 2, 2007).

4.8

Employment Agreement between Wang Changli and HLS Systems International Ltd. (Incorporated by reference to Exhibit 10.9 of the Registration Statement S-4/A (file no. 333-132826) filed with the Securities and Exchange Commission on July 2, 2007).

4.9

Employment Agreement between Qiao Li and HLS Systems International Ltd. (Incorporated by reference to Exhibit 10.10 of the Registration Statement S-4/A (file no. 333-132826) filed with the Securities and Exchange Commission on July 2, 2007).

4.10

Employment Agreement between Wang Changli and Beijing HollySys (Incorporated by reference to Exhibit 10.11 of the Registration Statement S-4/A (file no. 333-132826) filed with the Securities and Exchange Commission on July 2, 2007).

4.11

Reorganization Agreement between Cheng Wusi, Wang Changli, Lou An, Shanghai Jingqiaotong Industrial Development Co., Ltd., Team Spirit Industrial Limited and OSCAF International Co., as amended (Incorporated by reference to Exhibit 10.12 of the Registration Statement S-4/A (file no. 333-132826) filed with the Securities and Exchange Commission on July 2, 2007).

4.12

Financial Advisory Agreement by and among Beijing HollySys Co., Ltd., Hangzhou HollySys Automation Co., Ltd. and their shareholders and Upper Mix Investments Limited and Time Keep Investment Limited. (Incorporated by reference to Exhibit 10.14 of the Registration Statement S-4/A (file no. 333-132826) filed with the Securities and Exchange Commission on February 15, 2007).

4.13

Letter Agreement between Jianyun Chai and HLS Systems International Ltd., dated June 2, 2008 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed with the Securities and Exchange Commission on June 27, 2008).

4.14

Letter Agreement between Qingtai Chen and HLS Systems International Ltd., dated June 2, 2008 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed with the Securities and Exchange Commission on June 27, 2008).

4.15

Letter of Transmittal for Exchange Offer (Incorporated by reference to Exhibit 10.15 of the Registration Statement S-4/A (file no. 333-132826) filed with the Securities and Exchange Commission on February 15, 2007).

4.16

Form of promissory note used in bridge loan (Incorporated by reference to Exhibit 10.16 of the Registration Statement S-4/A (file no. 333-132826) filed with the Securities and Exchange Commission on May 11, 2007).

4.17

Guarantee of Advance Pacific Holdings Limited (Incorporated by reference to Exhibit 10.17 of the Registration Statement S-4/A (file no. 333-132826) filed with the Securities and Exchange Commission on May 11, 2007).

4.18

Voting Agreement between Advance Pacific Holdings, Ka Wa Cheng and Qiao Li, dated July 5, 2007 (Incorporated by reference to Exhibit 10.18 of the Registration Statement S-4/A (file no. 333-132826) filed with the Securities and Exchange Commission on July 23, 2007).

8.1*	List of subsidiaries
11.1	Code of Ethics (included as Annex G to the Proxy Statement/Prospectus contained in Registration Statement 333-132826 and incorporated by reference herein)
12.1*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))
12.2*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1

HLS Systems International, Ltd. Audit Committee Charter, adopted June 20, 2008 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed with the Securities and Exchange Commission on June 27, 2008).

15.2

HLS Systems International, Ltd. Compensation Committee Charter, adopted June 20, 2008 (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed with the Securities and Exchange Commission on June 27, 2008).

15.3

HLS Systems International, Ltd. Governance and Nominating Committee Charter, adopted June 20, 2008 (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed with the Securities and Exchange Commission on June 27, 2008).

 ___________________________

* Filed with this annual report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HLS SYSTEMS INTERNATIONAL, LTD.

/s/ Herriet Qu
Herriet Qu
December 12, 2008	Chief Financial Officer

HLS SYSTEMS INTERNATIONAL, LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

HLS Systems International Limited

We have audited the accompanying consolidated balance sheet of HLS Systems International Limited as of June 30, 2008 and the related consolidated statement of income and comprehensive income, stockholders’ equity, and cash flows for the year then ended June 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  Our audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HLS Systems International Limited at June 30, 2008, and the results of its operations and its cash flows for the year then ended June 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

BDO McCabe Lo Limited

Hong Kong

November 28, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors

Gifted Time Holdings Limited

We have audited the accompanying consolidated balance sheet of Gifted Time Holdings Limited (the “Company”) as of June 30, 2007, and the related statements of income and comprehensive income, stockholders’ equity and cash flows for each of the years in the two-year period ended June 30, 2007.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gifted Time Holdings Limited, as of June 30, 2007, the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

BDO Reanda

Beijing, PRC

August 17, 2007

HLS SYSTEMS INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS
(In US Dollars)

	June 30,
	2007	2008
ASSETS
Current Assets
Cash and cash equivalents	$11,668,761	$63,521,599
Term deposit	853,915	728,959
Contract performance deposit in banks	3,524,317	4,426,023
Accounts receivable, net of allowance for doubtful accounts $2,836,677 and $6,170,192	87,372,794	103,048,783
Other receivables, net of allowance for doubtful accounts $111,329 and $222,664	2,853,865	3,471,107
Advances to suppliers	8,146,854	7,006,427
Amount due from related parties	2,539	4,560,882
Inventories, net of provision $345,976 and $596,446	13,907,280	24,666,453
Prepaid guarantee fee	74,404	270,501
Deferred tax assets	-	980,345
Assets held for sales	-	1,639,435
Total current assets	$128,404,729	$214,320,514

Property, plant and equipment, net	17,332,953	27,782,914
Long term investments	9,192,888	9,761,168
Long term deferred expenses	-	152,359
Deferred tax assets	-	717,140
Total assets	$154,930,570	$252,734,095

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	$16,421,440	$4,373,752
Current portion of long-term loans	1,970,573	2,186,876
Notes payables, net of discount of $4,819,326	27,566,936	-
Accounts payable	22,309,829	23,182,477
Deferred revenue	11,620,046	20,674,805
Accrued payroll and related expense	6,959,187	5,623,933
Income tax payable	804,156	1,625,546
Warranty liabilities	2,126,569	2,051,397
Other tax payables	6,492,801	5,908,370
Accrued liabilities	3,905,481	3,501,349
Amounts due to related parties	768,781	1,482,354
Deferred tax liabilities	473,201	417,913
Total current liabilities	101,419,000	71,028,772

Long-term bank loans	3,284,288	5,102,710
Long-term bonds payable	-	11,663,338

Total liabilities	104,703,288	87,794,820

Minority interest	13,200,169	17,645,377

Commitments and contingencies	-	-

Stockholders’ equity:
Common stock, par value $0.001 per share, 100,000,000 shares authorized, 22,200,000 and 43,942,614 shares issued and outstanding	22,200	43,943
Preferred stock, par value $0.001 per share, 1,300,000 and 0 shares issued and outstanding	1,300	-
Additional paid-in capital	19,234,295	91,667,183
Appropriated earnings	8,768,174	11,676,276
Note receivable from the sole stockholder	(30,000,000)	-
Retained earnings	35,127,764	30,542,484
Cumulative translation adjustments	3,873,380	13,364,012
Total stockholder’s equity	37,027,113	147,293,898

Total liabilities, minority interests and stockholders’ equity	$154,930,570	$252,734,095
See accompanying notes to consolidated financial statements.

HLS SYSTEMS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In US Dollars)

	Year Ended June 30,
	2006	2007	2008
Revenues
Integrated contract revenue	$86,187,820	$97,380,399	$112,357,126
Products sales	3,728,784	4,505,087	9,141,626

Total revenues	89,916,604	101,885,486	121,498,752
Cost of integrated contracts	57,107,242	64,284,550	81,414,648
Cost of products sold	842,813	1,818,715	3,456,398

Gross profit	31,966,549	35,782,221	36,627,706

Operating expenses
Selling	6,378,462	7,577,371	9,680,284
General and administrative	6,483,223	7,098,112	26,541,648
Research and development	77,724	2,638,622	1,857,371
Loss on disposal of fixed assets	32,706	37,109	47,123

Total operating expenses	12,972,115	17,351,214	38,126,426

Income (loss) from operations	18,994,434	18,431,007	(1,498,720)

Other income (expense), net	61,228	172,977	14,936
Share of net gains of equity investees	618,843	370,410	693,115
Subsidy income	4,355,367	7,280,766	7,343,258
Interest expense, net	(1,088,582)	(7,608,792)	(4,304,170)

Income before income taxes	22,941,290	18,646,368	2,248,419
Income taxes expenses	1,368,838	2,501,104	1,092,477

Income before minority interest	21,572,452	16,145,264	1,155,942
Minority interest	3,521,197	3,060,513	2,833,120

Net income (loss)	$18,051,255	$13,084,751	$(1,677,178)

Weighted average number of common shares	22,200,000	22,200,000	37,658,437
Weighted average number of diluted common shares	22,200,000	22,883,836	37,658,437
Basic earnings (loss) per share	$0.81	$0.59	$(0.04)

Diluted earnings (loss) per share	$0.81	$0.57	$(0.04)

Other comprehensive income:
Net income (loss)	$18,051,255	$13,084,751	$(1,677,178)
Translation adjustments	1,149,579	2,723,504	9,490,632

Comprehensive income	$19,200,834	$15,808,255	$7,813,454

See accompanying notes to consolidated financial statements.

HLS SYSTEMS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US Dollars)
	Year Ended June 30,
	2006	2007	2008
Cash flows from operating activities:
Net income (loss)	$18,051,255	$13,084,751	$(1,677,178)
Adjustments to reconcile net income to net cash provided by
(used in) operating activities:
Minority interest	3,521,197	3,060,513	2,833,120
Depreciation and amortization	1,570,135	1,566,876	1,817,657
Amortization of tax consulting fee	52,292	-	-
Allowance for doubtful accounts	454,674	1,118,903	3,439,486
Provision for inventories	392,807	66,559	207,660
Loss on disposal of property, plant and equipment	32,706	37,109	47,123
Impairment loss on goodwill	-	-	99,439
Share of net gains from equity investees	(618,843)	(370,410)	(693,115)
Gain on disposal of an equity investee	-	-	(112,113)
Dividend income	-	-	(160,599)
Amortization of expenses accrued for bond payable	-	-	30,472
Amortization of discount to notes payable	-	4,819,326	2,420,064
Stock-based compensation	-	-	17,084,473
Deferred tax liabilities (assets)	207,929	162,418	(1,752,773)
Changes in operating assets and liabilities:
Accounts receivable	(17,294,804)	(20,712,133)	(18,924,878)
Inventories	228,392	(5,871,319)	(11,009,643)
Advance to suppliers	1,479,866	(2,486,265)	1,140,427
Other receivables	(74,103)	(331,252)	(670,490)
Deposits and other assets	(1,533,590)	(1,002,649)	(1,037,802)
Due from related parties	-	-	(2,079,884)
Accounts payable	(538,111)	5,769,921	851,596
Advance from customers	(1,204,724)	2,016,054	9,054,759
Accruals and other payable	2,317,997	2,210,885	(3,832,166)
Due to related parties	-	(2,539)	713,573
Tax payable	241,052	635,691	(1,720,281)
Net cash provided by (used in) operating activities	7,286,127	3,772,439	(3,931,073)

Cash flows from investing activities:
Purchase of property, plant and equipment	(5,473,890)	(1,370,533)	(10,030,305)
Note receivable from the sole stockholder	-	(30,000,000)	-
Proceeds from disposing property, plant and equipment	389,462	157,260	181,416
Receipt from (Addition of) short-term investment, net	189,393	(278,449)	197,057
Advance to related parties		(304,340)	(2,338,112)
Acquisition of long term investments	(1,300,927)	(3,057,416)	(693,980)
Proceeds from disposal of an equity investee	-	-	225,487
Dividends from long-term investments	178,950	-	160,599
Acquisition of a subsidiary, net of cash acquired	-	-	(296,873)
Net cash used in investing activities	(6,017,012)	(34,853,478)	(12,594,711)

HLS SYSTEMS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS – Continued
(In US Dollars)
	Year ended June 30,
	2006	2007	2008
Cash flows from financing activities:
Proceeds from (Repayments of) notes payable	-	29,987,000	(29,987,000)
Proceeds from (Repayments of) short-term loans	(1,876,337)	6,488,021	(12,920,073)
Proceeds from long-term bank loans	3,752,674	-	4,760,027
Repayments of long-term bank loans	(1,250,891)	(5,095,007)	(3,400,019)
Proceeds from issuance of bonds	-	-	11,480,507
Due to related parties	(209,558)	59,473	-
Dividend paid	(1,075,559)	(1,913,137)	-
Proceeds from issuance of preferred shares	-	13,000	-
Proceeds from warrants exercised, net	-	-	57,212,497
Net cash inflow from the Share Exchange Transaction	-	-	32,062,388
Net cash provided by (used in) financing activities	(659,671)	29,539,350	59,208,327

Effect of foreign exchange rate changes	1,135,665	2,231,202	9,170,295
Net increase in cash and cash equivalents	1,745,109	689,513	51,852,838

Cash and cash equivalents, beginning of year	9,234,139	10,979,248	11,668,761
Cash and cash equivalents, end of year	$10,979,248	$11,668,761	$63,521,599

Supplementary disclosures of cash flow information:
Cash paid during the year for:
Interest	$993,379	$1,261,731	$3,970,009
Income tax	933,410	2,086,260	4,129,065

Supplementary disclosures of significant non-cash transactions:
Deemed collection of note receivable from the sole stockholder	$-	$-	$30,000,000
Forgiveness of accounts payable from suppliers	13,518	3,231	-
Donation of property, plant and equipment from an independent third party	6,230	3,421	-
Dividend declared	1,250,891	-	-

See accompanying notes to consolidated financial statements.

HLS SYSTEMS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In US Dollars)

	Common Stock		Preferred Stock		Additional Paid-in Capital	Note Receivable	Appropriated Earnings	Retained Earnings	Accumulated Comprehensive Income	Total
	Shares	Amount	Shares	Amount

Balance at June 30, 2005	22,200,000	$22,200	-	$-	$11,962,860	$-	$3,296,008	$11,721,091	$297	$27,002,456

Forgiveness of accounts payable	-	-	-	-	10,018	-	-	-	-	10,018
Donation received	-	-	-	-	5,585	-	-	-	-	5,585
Net income for the year	-	-	-	-	-	-	-	18,051,255	-	18,051,255
Appropriation	-	-	-	-	-	-	3,020,787	(3,020,787)	-	-
Dividends declared	-	-	-	-	-	-	-	(1,657,745)	-	(1,657,745)
Translation adjustments	-	-	-	-	-	-	-	-	1,149,579	1,149,579
Balance at June 30, 2006	22,200,000	22,200	-	-	11,978,463	-	6,316,795	25,093,814	1,149,876	44,561,148

Issuing preferred shares	-	-	1,300,000	1,300	7,251,090	-	-	-	-	7,252,390
Donation received	-	-	-	-	3,066	-	-	-	-	3,066
Forgiveness of accounts payable	-	-	-	-	1,676	-	-	-	-	1,676
Net income for the year	-	-	-	-	-	-	-	13,084,751	-	13,084,751
Appropriation	-	-	-	-	-	-	2,451,379	(2,451,379)	-	-
Dividends declared	-	-	-	-	-	-	-	(599,422)	-	(599,422)
Note receivable	-	-	-	-	-	(30,000,000)	-	-	-	(30,000,000)
Translation adjustments	-	-	-	-	-	-	-	-	2,723,504	2,723,504

Balance at June 30, 2007	22,200,000	22,200	1,300,000	1,300	19,234,295	(30,000,000)	8,768,174	35,127,764	3,873,380	37,027,113

Recapitalization in connection with Share Exchange Transaction	7,000,000	7,000	-	-	28,149,361	-	-	-	-	28,156,361
Deemed collection of note receivable from sole stockholder						30,000,000				30,000,000
Deemed distribution	-	-	-	-	(30,000,000)		-	-	-	(30,000,000)
Incentive stock compensation	2,000,000	2,000	-	-	17,082,473	-	-	-	-	17,084,473
Conversion of preferred stock into common stock	1,300,000	1,300	(1,300,000)	(1,300)	-	-	-	-	-	-
Issuance of common stock upon exercise of warrants	11,442,614	11,443	-	-	57,201,054	-	-	-	-	57,212,497
Net loss for the year	-	-	-	-	-	-	-	(1,677,178)	-	(1,677,178)
Appropriation	-	-	-	-	-	-	2,908,102	(2,908,102)	-	-
Translation adjustments	-	-	-	-	-	-	-	-	9,490,632	9,490,632

Balance at June 30, 2008	43,942,614	$43,943	-	$-	$91,667,183	$-	$11,676,276	$30,542,484	13,364,012	$147,293,898

See accompanying notes to consolidated financial statements.

NOTE 1 - ORGANIZATION AND BUSINESS BACKGROUND

HLS Systems International Limited (“HLS” or the “Company”) was established under the laws of the British Virgin Islands (“BVI”) on February 6, 2006 for the purpose to merge with Chardan North China Acquisition Corporation (“Chardan”), and to hold 100% interest in Gifted Time Holdings Limited (“GTH”) upon the completion of a share exchange transaction (the “Share Exchange Transaction”) as details described in Note 2 to the consolidated financial statements.  As of June 30, 2008, details of the Company’s subsidiaries are as follows:

Name of company	Place of incorporation	Date of incorporation	Percentage of ownership interest attributable to the Company		Principal activities
			Directly	Indirectly

Gifted Time Holdings Limited (“GTH”)	BVI	Sep 21, 2005	100%	-	Investment holding

HollySys (Asia Pacific) Pte. Limited (“HAP”)	Singapore	Oct 23, 1997	100%	-	Sale of integrated automation products

Clear Mind Limited	BVI	Nov 29, 2007	-	100%	Investment holding

World Hope Enterprises Limited	Hong Kong	Sep 17, 2007	-	100%	Investment holding

Beijing He Li Tong S&T Exploration Co., Ltd. (“BJHLT”)	People’s Republic of China (“PRC”)	Jan 25, 2008	-	100%	Investment holding

Beijing Jin Qiao Xun Tong S&T Exploration Co., Ltd. (“BJQXT”)	PRC	Dec 17, 2007	-	100%	Investment holding

Beijing HollySys Automation & Drive Co., Ltd. (“HollySys Automation”)	PRC	May 13, 2008	-	100%	Manufacture and sale of integrated automation products

Beijing HollySys Co., Ltd. (“Beijing HollySys”)	PRC	Sep 25, 1996	-	74.11%	Provision of integrated automation systems and services

Hangzhou HollySys Automation Co., Ltd. (“Hangzhou HollySys”)	PRC	Sep 24, 2003	-	89.64%	Provision of integrated industrial automation products and services

Beijing Haotong Science & Technology Development Company Limited (“Haotong”)	PRC	Oct 26, 2000	-	70%	Dormant

Beijing HollySys was established on September 25, 1996 under the laws of PRC with a registered capital of RMB100 million and a 30-year operation life. Beijing HollySys has conducted its business focusing on industrial automation systems which are used in many industries including power generating, electric grid, computer controlled manufacturing, chemistry, cement, petrochemical, glass manufacturing, pharmaceutical, etc. and integrated automation control systems including monitoring systems, signal distributing systems and other control systems mainly used in city railway transportation.

NOTE 1 - ORGANIZATION AND BUSINESS BACKGROUND - Continued

Hangzhou HollySys, a foreign investment enterprise, was set up on September 24, 2003. Beijing HollySys accounted for 40% and another two foreign investors accounted for remaining 60% equity interest upon its incorporation.  Hangzhou HollySys uses the technologies provided by Beijing HollySys and mainly manufactures the integrated system automation products in Southern PRC for expanding market share and market presence purpose.

GTH was established under the laws of BVI on September 21, 2005 for the purpose of acquiring interest of Beijing HollySys (74.11%) and Hangzhou HollySys (60%) through reorganization arrangement.  Under the reorganization, GTH entered into share transfer agreements with the two foreign owners in Hangzhou HollySys, which is a foreign owned enterprise, by issuing the common shares of GTH to their designated BVI companies for acquiring the 60% equity interest in Hangzhou HollySys.  Since Beijing HollySys is a PRC domestic owned enterprise, the control in Beijing HollySys was transferred pursuant to the stock consignment agreements entered into between GTH and other BVI companies established by the 74.11% original stockholders of Beijing HollySys. Upon the completion of the reorganization, the initial beneficial owners of Beijing HollySys and Hangzhou HollySys transferred their respective equity interests to GTH and the seven designated BVI companies (the “Seven BVI Companies”) holds 100% equity interest of GTH.

In accordance with SFAS No. 141 and Appendix D in SFAS No. 141, this reorganization arrangement was accounted for under carry-over basis as there was a voting together agreement among the stockholders of 74.11% equity interest in Beijing HollySys and a voting together agreement between the two owners of 60% equity interest in Hangzhou HollySys. Furthermore, these two executed voting together agreements have given the voting control to the same individual, who is the founder of Beijing HollySys.  Therefore, there is a control group which has voting control over both entities.  As a result of exchanging the ownership between GTH and the original stockholders, both Beijing HollySys and Hangzhou HollySys became subsidiaries of GTH.  Accordingly, the consolidated financial statements of the above two entities became the historical financial statements of GTH.

Pursuant to the stock consignment agreements for transferring the beneficial interest of Beijing HollySys to GTH, upon the completion of Share Exchange Transaction, GTH is able to obtain the voting right and the economic interests in Beijing HollySys. However, if those stockholders are unwilling or unable to perform their obligations under the stock consignment agreements, the Company may not succeed in enforcing their rights under the stock consignment agreements.  In the event that the stock consignment agreements are not honored or enforced, the Company would not able to conduct the operations of Beijing HollySys in the manner as planned and could lose the control of Beijing HollySys.

The Company therefore has to arrange the change of ownership in Beijing HollySys into direct ownership instead of through stock consignment agreements after the completion of Share Exchange Transaction.  Such ownership change may involve the approval of an appropriate competency authority in PRC (Ministry of Commerce or MOFCOM, at either central government level or provincial level) in accordance with the “Regulation of Merger and Acquisition of PRC Enterprises by Foreign Investors”, which was effective September 8, 2006, in order to ensure that a foreign investment enterprise in PRC must have the capital sourced from foreign countries. Beijing HollySys is also required to register the transfer with the Beijing Administration of Industry and Commerce and go through certain registration formalities in the tax, customs, land administration and foreign exchange administration departments.

NOTE 1 - ORGANIZATION AND BUSINESS BACKGROUND - Continued

During the period from December 2007 to March 2008, HLS has established a series of wholly owned subsidiaries, namely (i) BJQXT, a newly established Chinese domestic enterprise which took up 74.11% ownership of Beijing HollySys from the original stockholders; (ii) BJHLT, a newly established wholly foreign owned enterprise in China which took up 100% ownership of BJQXT; (iii) World Hope Enterprises Limited, a newly established Hong Kong company which took up 100% ownership of BJHLT; (iv) Clear Mind Limited, a newly established BVI company which took up 100% ownership of World Hope Enterprises Limited, and Clear Mind Limited is 100% owned by GTH.  Through this series of ownership arrangement, HLS obtained the 74.11% legal ownership of Beijing HollySys instead of through consignment agreements. However, there can be no assurance that the PRC authorities will not, in future, challenge the appropriateness of the procedures of the transferring of the ownership of the PRC subsidiaries as the Company did not directly go through the procedures required by the “Regulation of Merger and Acquisition of PRC Enterprises by Foreign Investors”.

On November 19, 2007, HLS entered into a sales and purchase agreement with Fulbond Systems Pte Ltd (the “Fulbond Systems”), which is a Singapore based company and partially owned by Mr. Yau Kiam Fee, who is a member of Board of Directors of HLS, to acquire 100% interest of Fulbond Systems for a price of SGD$1,066,234 (equivalent to $744,596).  Pursuant to the sales and purchase agreement, the closing day of this acquisition was November 30, 2007 and after the ownership transfer, Fulbond System was renamed to HollySys (Asia Pacific) Pte Ltd.  The purchase price of $744,596 was paid in cash on December 11, 2007.  HAP becomes the wholly owned subsidiary of HLS and the operating result of HAP was included in the HLS’s consolidated financial statements with effective from December 1, 2007.  HLS acquired HAP and to establish the latter as an Asia Pacific headquarter to market its automation products within the region and other overseas countries.

The Company hired a third party local valuation service provider to provide a valuation report about the fair value of the assets acquired and liabilities assumed.  Based on that valuation report, the purchase price was allocated as follows:

November 30, 2007

Property, plant and equipment, net	$18,092
Goodwill	99,439
Inventories	66,502
Trade receivables	84,626
Other receivables	58,087
Cash and cash equivalents	447,723
Trade payables	(21,052)
Other payables	(8,821)

Total purchase price	$744,596
Satisfied by:
Cash paid	$744,596

Analysis of net outflow of cash and cash equivalents in respect of the purchase of the subsidiary:

Cash consideration	$744,596
Cash and bank balances acquired in the acquisition	(447,723)

Total net cash paid in the acquisition	$296,873

The goodwill from the acquisition of HAP is expected to be non-deductible for tax purposes.

On May 13, 2008, BJQXT invested RMB 70 million to establish a new wholly owned subsidiary, HollySys Automation., to engage in the automation and drive businesses, with core products including industrial control motor, servo and encoder, inverter, numeric and motion controls, with a view to sustain future business growth of HLS and to expand its product lines.

NOTE 2 - COMPLETION OF SHARE EXCHANGE TRANSACTION

Chardan Acquisition Corp. II (“Chardan II”) was incorporated in Delaware on March 10, 2005 as a blank check company whose objective is to acquire an operating business that has its primary operating facilities in the PRC in any city or province north of the Yangtze River.  Effective July 14, 2005, Chardan II’s board of directors and initial stockholders authorized an amendment to the Chardan II’s Certificate of Incorporation to change its name from Chardan China Acquisition Corp. II to Chardan North China Acquisition Corporation.

On February 2, 2006, Chardan entered into a stock purchase agreement (the “Stock Purchase Agreement”) with GTH to acquire 100% equity interest of GTH. The agreement was amended subsequently, details are noted under Reorganization of GTH prior to the completion of Share Transfer Transaction below.  Pursuant to the amended Stock Purchase Agreement, Chardan was to effect re-domestication merger by establishing a wholly-owned subsidiary on February 6, 2006 under the laws of BVI, HLS.  Chardan was then merged with and into HLS for the purpose of re-domestication out of the United States to secure future tax benefits.  The re-domestication merger was achieved by a one-for-one exchange of all the outstanding common stock of Chardan for common stock of HLS and the assumption of all the rights and obligations of Chardan by HLS, including assumption of the outstanding 11.5 million warrants of Chardan on the same terms as they were originally issued.  Each warrant entitles the holder to purchase one share of HLS common stock at a price of $5.00 being exercisable immediately since September 20, 2007 and will expire on December 17, 2007 or earlier upon redemption. In addition, Chardan also granted the Unit Purchase Option (“UPO”) to the only underwriter pursuant to which the underwriter can exercise such option to purchase an extra 250,000 unit at $7.50 per unit. Each unit represents one share of Chardan’s common stock together with two warrants. The exercise price of these warrants was $6.65 per share.

Concurrent with the re-domestication merger, HLS acquired 100% equity interest of GTH by issuing 23.5 million of HLS’ common shares and making cash payment of $30 million; which made GTH a wholly owned subsidiary of HLS.  Of the 23.5 million common shares, 22.2 million shares were issued to the owners of GTH and the remaining 1.3 million shares were issued to the holders of 1.3 million preferred shares of GTH who already converted the preferred shares into common stock of GTH on October 17, 2007. Those 1.3 million preferred share were issued in conjunction with the bridge loan of $30 million. See details in Reorganization of GTH prior to the completion of Share Transfer Transaction.

As additional purchase price according to the latest amendment of the agreement dated February 9, 2007, the stockholders of GTH and their designees will be issued, on an all or none basis per year, an aggregate of 11 million common shares of HLS (2 million shares each year for the first four years and 3 million shares for the fifth year), if on a consolidated basis, HLS has after-tax profits (excluding after-tax operating profits from any subsequent acquisitions of securities that have a dilutive effect) in the following amounts for the indicated 12-month periods ending December 31 below:

12-Month Periods Ending December 31,	After Tax Profit

2007	$23,000,000
2008	32,000,000
2009	43,000,000
2010	61,000,000
2011	71,000,000

The after-tax profits will be determined based on the accounting principles general accepted in the United States, adjusted to exclude after-tax operating profits from any subsequent acquisition for securities that have a dilutive effect and any charge to earnings that results from the issuance of such shares for a prior year.

NOTE 2 - COMPLETION OF SHARE EXCHANGE TRANSACTION - Continued

On September 7, 2007, the shareholders of Chardan held a special meeting to vote for the Share Exchange Transaction.  Of the 7 million shares of common stock outstanding, the holder of only two shares voted against for the Share Exchange Transaction.  In terms of the voting result, Chardan merged with and into HLS finishing the re-domestication merger and HLS consummated the Share Exchange Transaction with GTH.

The completion of the Share Exchange Transaction enabled the shareholders of GTH to obtain a majority voting interest in HLS.  Generally accepted accounting principles in the United States require that the company whose shareholders retain the majority interest in a combined business be treated as the acquirer for accounting purposes.  Accordingly, the aforementioned Share Exchange Transaction was accounted for as a reverse acquisition of a private operating company (GTH) with a non-operating public company (Chardan) with significant amount of cash.  The reverse acquisition process utilizes the capital structure of HLS and the assets and liabilities of GTH are recorded at historical cost.  Although GTH is deemed to be the accounting acquirer for financial accounting and reporting purposes, the legal status of HLS as the surviving company do not change.

Under the reverse acquisition accounting, the historical consolidated financial statements of HLS for the periods prior to September 20, 2007 are those of GTH and its subsidiaries.  Since GTH is deemed as accounting acquirer, GTH’s fiscal year replaced HLS’ fiscal year.  The financial statements of HLS reflect the aforementioned stock purchase transaction in the stockholders’ equity statement through a line of reorganization and recapitalization to present the net assets of Chardan as of September 20, 2007 and a line of deemed distribution to present the $30 million cash payment.  The net assets of Chardan as of September 20, 2007 were as follows:

September 20, 2007
Net assets acquired
Cash	$32,062,388
Other current assets	60,000
Accounts payable and accrued liabilities	(2,266,112)
Tax effect due to the re-domestication transaction Note (a)	(1,699,915)

$28,156,361

Note (a)  The $1,699,915 of tax effect due to the re-domestication transaction was actually based on the evidence and facts presented on the U.S. federal and state income returns filed by Chardan for the year ended December 31, 2007.  An estimated amount of $1,903,509 was disclosed in previously filed Form 6-K.  Change of this tax effect had no impact on the Company’s statement of income for fiscal year ended June 30, 2008.

Reorganization of GTH prior to the completion of Share Transfer Transaction

In order to effect the Share Exchange Transaction, the Stock Purchase Agreement entered into between Chardan and GTH on February 2, 2006 was amended on March 25, 2006, June 5, 2006, December 20, 2006, and February 9, 2007, respectively.

In November 2006, GTH and Chardan recognized that the closing of the Share Exchange Transaction was going to be delayed far beyond what had been expected when the Stock Purchase Agreement was originally signed in early February 2006.  The stockholders of GTH had obligations that required to be satisfied by the end of 2006, and they discussed with Chardan ways to make that cash consideration available.  Because Chardan believed that the contemplated stock purchase was still in the best interest of its stockholders, Chardan was willing to revise some aspects of the Stock Purchase Agreement to accommodate the request from the stockholders of GTH.  As a result, during the period from December 18 to 20, 2006, GTH, the owners (seven BVI companies) of GTH and certain third parties completed a series of transactions described below to change the ownership of GTH and to provide the former stockholders of GTH with needed capital.  Chardan and Advance Pacific Holdings Limited (“APH”), which became the sole stockholder of all of the issued and outstanding ordinary shares of GTH as a result of these transactions, reached consensus to amend the Stock Purchase Agreement to reflect the changed stock ownership and the stock structure of GTH.

NOTE 2 - COMPLETION OF SHARE EXCHANGE TRANSACTION - Continued

The first transaction was the transfer by the Seven BVI Companies of their interests in GTH to OSCAF International Limited (“OSCAF”), which is a related party and is owned by Madame Qiao Li, who is the chairperson of Beijing HollySys. According to the stock purchase agreement entered into among the Seven BVI Companies and OSCAF on December 18, 2006, in exchange for GTH common stock, OSCAF will grant the following consideration to the Seven BVI Companies: (a) upon the receipt by OSCAF of cash payment of $30 million from APH, OSCAF shall make the payment of $30 million and the accrued interest (if any) to the Seven BVI Companies according to their respective proportion of shares in GTH; and (b) upon the receipt by OSCAF of cash payment of $200 million from APH, OSCAF shall make the payment of $200 million and the accrued interest (if any) to the Seven BVI Companies in accordance with their stock proportion. This transfer was in exchange for proportional interests in any consideration received by OSCAF (including the principal and any interest payments on the promissory notes issued by APH, as described below) on its sale of interests in GTH.

The second transaction was the sale by OSCAF of 100% of the issued and outstanding common stock of GTH, to APH, a BVI company, which is solely owned and controlled by Mr. Cheng Ka Wa, a resident of Canada, on December 20, 2006.

APH issued two notes, in exchange for the interest of GTH that it acquired both, payable to OSCAF: (i) a note of $30 million and (ii) a note of $200 million.  In accordance with the stock purchase agreement between two parties, APH expected to repay the notes from the combination of a bridge loan of $30 million raised by GTH and the value of 22.2 million shares of the common stock of HLS it would received upon closing of the contemplated stock purchase transaction with Chardan. The amount of $200 million was derived from the estimated value of 22.2 million shares of the common stock of HLS. However, the closing price of Chardan’s stock on December 20, 2006 was $7.34, which was below the price of $9.01 per share needed to pay the debt in full (assuming that share price could be realized on all 22.2 million shares).

Other than its ownership of GTH’s shares, APH does not have any other material assets, and Mr. Cheng did not provide any personal guarantee of payment of these two notes issued to OSCAF.  In the event that APH defaults on the $30 million note, the GTH stock owned by APH would be returned through OSCAF to the individual owners of the Seven BVI companies, and these two notes would be cancelled.

If the default occurs with respect to the $200 million note after the $30 million note has been paid, which means that the value of 22.2 million shares of HLS’ stock is lower than $200 million, APH will be obligated to return the 22.2 million shares of HLS through OSCAF to the individual owners of the Seven BVI Companies.  By design, APH intended to use the proceeds of the loan that it obtained from GTH (as discussed below under Bridge Loan Transaction) to pay the $30 million note to OSCAF.  As a result, only the $200 million note issued by APH would remain outstanding, which was originally matured on September 15, 2007, and was then extended to October 20, 2007 in accordance with the terms contained in the $200 million note.   As of October 19, 2007, the maturity of the aforementioned $200 million note was further extended to April 19, 2008.  In March 2008, the $200 million note was terminated and cancelled as a result of a dismissal agreement (the “ Dismissal Agreement”) further described below.

As a result of these transactions, APH became the sole stockholder of GTH.  As agreed between Madame Qiao Li and Mr. Cheng Ka Wa prior to the consummation of these transactions, GTH adopted board resolutions to recapitalize GTH as follows: (i) the authorized common shares of GTH were increased from 50,000 shares with par value of $1.00 per share to 33.5 million shares with par value of $0.01 per share, (ii) preferred shares were created with an authorization of 1.5 million shares at par value of $0.01 per share; and (iii) all of the then outstanding common shares with par value of $1.00 per share held by APH were split into 5 million shares with par value of $0.01 per share and GTH issued an additional 17.2 million ordinary shares to APH, resulting in a total of 22.2 million common shares issued and outstanding.  GTH then issued 1.3 million preferred shares to 15 outside investors in connection with the $30 million Bridge Loan Transaction described below.  On October 17, 2007, the holders of 1.3 million GTH’s preferred shares exercised their rights to convert their 1.3 million shares of GTH’s preferred shares into 1.3 million HLS’ common shares.  After that conversion, GTH had a total of 23.5 million common shares issued and outstanding as of October 17, 2007.

NOTE 2 - COMPLETION OF SHARE EXCHANGE TRANSACTION - Continued

As a result of the above series of transactions, APH, received the $30 million cash consideration, 22.2 million common shares issued by HLS to acquire GTH, and all of the incentive shares issuable on the basis of the after-tax profits goals are met.

On March 19, 2008, APH and Dr. Wang Changli, individually and on behalf of the parties which had previously been stockholders of GTH, entered into a Dismissal Agreement.  The Dismissal Agreement resulted in (i) the dismissal and termination of the agreement by which APH acquired the GTH shares from the former stockholders of GTH; (ii) the assignment to the former stockholders of GTH of the shares of HLS stock held by APH and the rights to earnout shares issuable under the amended Stock Purchase Agreement between APH and Chardan in the event specified after-tax profits goals are met; and (iii) the termination and cancellation of the $200 million note issued by APH in connection with its acquisition of the GTH shares.

Bridge Loan Transaction

To provide the funds required by GTH’s original stockholders, on December 20, 2006, GTH issued 15 notes with an aggregate principal amount of $29.987 million to 15 outside investors.  Chardan Capital, a related party to Chardan, assisted in identifying potential investors, but did not receive any compensation for such services.  APH agreed to guarantee repayment of these notes and pledged all of 22.2 million shares of GTH’s stock to secure that guarantee.  As part of this transaction, GTH issued 1.3 million preferred shares to these outside investors for $0.01 per share.  The notes issued to the investors bear interest at 10% per annum.  The repayment terms are: (i) an aggregate principal amount of $25 million, together with any then unpaid and accrued interest thereon and other amounts payable under the notes, is due and payable on the earlier to occur of (a) ten business days following the closing of acquisition of the shares of GTH by HLS (the “Business Combination”), (b) the Tranche B Maturity Date (as defined below), or (c) when, upon or after the occurrence of an event of default under the note, such amounts are declared due and payable to the investors or made automatically due and payable in accordance with the terms of the notes; and (ii) the remaining principal, plus all accrued and unpaid interest thereon and all other amounts due under the notes, is due and payable on (a) the date (the “Tranche B Maturity Date”) that is the earliest of (1) one year following the date that HLS acquires all or substantially all of the shares of GTH; (2) 60 days following the redemption (as provided in the warrant agreement) of the publicly traded warrants to be assumed by HLS concurrently with the closing of the Business Combination in substitution for the warrants issued by Chardan; or (3) September 30, 2008, or (b) when, upon or after the occurrence of an event of default, such amounts are declared due and payable by the investors or made automatically due and payable in accordance with the terms of the note.  If any payment of interest or any other amount under these notes is not made within ten days after the due date, GTH is required to pay a late payment fee equal to the lesser of 5% of the amount of such late payment or the maximum amount permitted by the applicable law.  After the occurrence and during the continuance of an event of default, the notes shall bear interest at a rate equal 12% per annum.

GTH loaned the $30 million of proceeds to APH on December 22, 2006 in return for a note of $30 million payable to GTH. The note receivable from APH bears an interest at 10% per annum. The repayment terms of this $30 million note issued by APH are as follows: (i) upon the closing of a stock purchase transaction between APH and Chardan (the “Chardan Transaction”), pursuant to which APH is to receive a cash payment of $30 million, APH shall make an initial payment of not less than $24 million. In the event that APH receives cash consideration upon the closing of the Chardan transaction sufficient to repay more than $24 million, then, such larger amount will be due and payable in its entirety.  The balance of the principal sum not covered by the initial payment made by APH shall be repaid upon APH’s receipt of the balance of the cash consideration due to APH in connection with the Chardan transaction.  If the Chardan transaction occurs, all amounts are paid to GTH, the obligation of repayment of the appropriate amount of principal and accrued interest shall be discharged.  (ii) If Chardan transaction does not close prior to the expiration of the agreements governing the borrowing, and GTH enters into an agreement to effect another business combination, pursuant to which APH will be entitled to received cash consideration in exchange for its ownership interest in GTH, the interest due on the note will be forgiven in the same manner as if the Chardan transaction had closed.  (iii) In the event that agreement governing the Chardan transaction expires and the Chardan transaction has not closed prior to September 30, 2008, then the entire principal sum then remaining unpaid, together with all accrued but unpaid interest, shall be due and payable on that date.  After receiving the proceeds of $30 million, APH in return paid the note of $30 million payable to OSCAF discussed above.

NOTE 2 - COMPLETION OF SHARE EXCHANGE TRANSACTION - Continued

If the Share Exchange Transaction does not take place, the default provisions contained in the $29.987 million notes payable to the 15 investors who are also the holders of 1.3 million preferred shares of GTH will be triggered, which allows the 15 investors to sell a portion or all the interest of GTH pledged by APH in order for them to recover the outstanding principal and interest then due under the notes payable.  If there is any remaining interest available after selling by the 15 investors, the remaining interest will be returned to OSCAF, which should return the remaining interest to the individual owners of the Seven BVI Companies.  Among the original beneficial individual owners of the Seven BVI Companies and Chardan, a consensus was reached that paying dividends through Beijing HollySys and Hangzhou HollySys to satisfy the urgent capital need was almost impractical because of Chinese government foreign exchange regulations and individual income tax consequences related to these potential dividends.  If the value of 22.2 million shares of HLS is lower than $200 million, APH is obligated to return the 22.2 million shares of HLS’ stock to the original beneficial individual owners of the Seven BVI Companies.  The original beneficial individual owners of the Seven BVI Companies believed that it was more likely than not that APH would return the 22.2 million shares of HLS’ common stock to them instead of the cash proceeds of $200 million because it would be difficult for APH to generate the necessary $200 million in cash within the time frame aforementioned. In March 2008, the return of 22.2 million shares of HLS common stock held by APH to the former stockholders of GTH was made based on the above mentioned Dismissal Agreement.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the financial statements of the Company and its subsidiaries.  All significant inter-company transactions and balances are eliminated during the process of consolidation.  Investments in investee companies in which the Company does not have a controlling interest (interest holding by the Company from 20% up to 50%), or in which the Company holds more than 51% interest, however, the minority interest in that entity has participation rights defined in EITF 96-16, are accounted for using the equity method.  The Company’s shares of earnings (losses) of these investee companies are included in the accompanying consolidated statement of income.  These consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Foreign Currency Translations and Transactions

The Renminbi, the national currency of PRC, is the primary currency of the economic environment in which the operations of the Company are conducted.  The Company uses the United States dollar for financial reporting purposes.

The Company translates assets and liabilities into U.S. dollars using the rate of exchange prevailing at the balance sheet date, and the consolidated statement of income is translated at average rates during the reporting period.  Adjustments resulting from the translation of financial statements from RMB into U.S. dollars are recorded in stockholders’ equity as part of accumulated comprehensive income - translation adjustments.  Gains or losses resulting from transactions in currencies other than RMB are reflected in income for the reporting period.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less to be cash equivalents.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Revenue Recognition

Revenues generated from designing, building, and delivering customized integrated industrial automation systems and providing relevant solutions are recognized over the contractual terms based on the percentage of completion method.  The contracts for designing, building, and delivering customized integrated industrial automation systems are legally enforceable binding agreements between the Company and customers.  Performance of these contracts often will extend over long periods, and the Company’s right to receive payments depends on its performance in accordance with these contractual agreements.  The duration of contracts the Company performs is depending on the contracts size in term of dollar amounts.  In general, the bigger a contract size is, the longer the duration of that contract is.  The duration of a small contract is less than one year without including warranty period.  The duration of a large contract is longer than one year without including warranty period.  Including the warranty period, all of contracts have their duration longer than one year, ranging from 16 months to 61 months.   The operating cycle of the Company is determined by a composite of many individual contracts in various stage of completion and is measured by the duration of the average time intervening between the acquisition of materials or service entering the construction process and the substantial completion of contracts.  Based on the historical experience, the operating cycle of the Company exceeds one year.

In accordance with AICPA’s SOP 81-1, “Accounting for Construction Contracts and Certain Production-Type Contracts,” revenue recognition is based on an estimate of the income earned to date, less income recognized in earlier periods.  Estimates of the degree of completion are based on the costs incurred to date comparing to the expected total costs for the contracts.  Revisions in the estimated profits are made in the period in which the circumstances requiring the revision become known.  Provisions, if any, are made currently for anticipated loss on the uncompleted contracts.  Revenue in excess of billings on the contracts is recorded as unbilled receivables and included in accounts receivable.  Billings in excess of revenues recognized on the contracts are recorded as deferred revenue until the above revenue recognition criteria are met.  Billings are rendered based on agreed milestones included in the contracts with customers.  There are different milestones among the contracts the Company has won.  In general, there are four milestones: 1) system manufacturing, 2) system delivery, 3) installment, trial-run, and customer acceptance, and 4) expiration of a warranty period.  The amount to be billed when each of the specified milestones is reached has been specified in a contract.  All contracts have the first milestone, but not all contracts have a prepayment.  The Company recognizes 100% of the contractual revenue at the end of customer acceptance stage as the Company estimates that no further major costs will incur under a contract, a signed customer acceptance document has been obtained, and a warranty period starts to count.  Revenues are presented net of taxes collected on behalf of government.

Revenue generated from sales of electronic equipments is recognized when persuasive evidence of an arrangement exists, delivery of the products has occurred, customer acceptance has been obtained, which means the significant risks and rewards of the ownership have been transferred to the customer, the price is fixed or determinable and collectability is reasonably assured.

Inventories

Inventories are composed of raw materials and low value consumables, work in progress, and finished goods.  Inventories are stated at the lower of cost or the market based on weighted average method.  The work-in-progress represents the costs of projects which have been initiated in accordance with specific contracts and have not been completed yet.  The Company makes provisions for estimated excess and obsolete inventory based on its regular reviews of inventory quantities on hand and the latest forecasts of product demand and production requirements from its customers.  The Company writes down inventories for not saleable, excess or obsolete raw materials, work-in-process and finished goods by charging such write-downs to cost of sales.  In addition to write-downs based on newly introduced parts, statistics and judgments are used for assessing a provision on the remaining inventory based on salability and obsolescence.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Fair Value of Financial Instruments

The carrying amount of cash, accounts receivable, other receivables, accounts payable and accrued liabilities are reasonable estimates of their fair value because of the short maturity of these items. Fair value of the amounts due to or from related parties or stockholder cannot be readily determined because of the nature of the related party transactions.

Warranty

Warranty is a major term under an integrated contract, which will last, in general, for twelve months or be specified under a contract.  The Company estimates a warranty liability under a contract using a percentage of revenue recognized, which is derived from its historical experience, in order to recognize a warranty cost for a contract in the proper period of time.  In addition, at the end of each reporting period, the Company estimates whether or not the accrued warranty liabilities are adequate based on 1) the outstanding warranty time period of a contract which has entered into the warranty period, 2) the total revenue has recognized on a contract which has been under the warranty period, and 3) all contracts which have been under the warranty period.  The Company adjusts the accrued warranty liabilities in line with the result of its assessment.

Accounts Receivable

Performance of the contracts often will extend over long periods and the Company’s right to receive payments depends on its performance in accordance with these contractual agreements.  The Company bills a customer in accordance with the amount specified under the contract from the unbilled accounts receivable when the Company’s performance has reached a milestone.  In general, among four milestones, each interval of two contiguous billings under a contract is within one year (under certain railway control system contracts, the interval of two contiguous billings is longer than one year) and the last billing to be issued for a contract is at the end of the warranty period.  When a customer makes a prepayment at the start of a contract, the amount received will be recorded as deferred revenue.  The deferred revenue would be recognized as revenue under the completion percentage method along with the progress of a contract.  If no prepayment is received by the Company, revenue would be recognized through unbilled accounts receivable.  Accordingly, when a particular milestone is reached, a particular amount of unbilled accounts receivable will be transferred into billed accounts receivable.  Unbilled accounts receivable usually billed within one year.  The Company does not specify credit terms in its invoices and expect that its customers will make their payments upon receipt even though the contract terms say that a specific amount is due when a milestone is reached.  The Company does not require collateral from its customers.  Based on the prevailing collection practice in China, it is a reasonable expectation for the enterprises in automation industry to take over one year to collect billed amounts. The components of accounts receivable were as follows:

	June 30,
	2007	2008

Billed accounts receivable	$47,038,531	$65,681,889
Unbilled accounts receivable	43,170,940	43,537,086

	90,209,471	109,218,975

Less: Allowance for doubtful accounts	(2,836,677)	(6,170,192)

Accounts receivable, net	$87,372,794	$103,048,783

Of the above balance of accounts receivable, $8,891,429 and $7,780,192 were related to contracts which have been completed but are still within the warranty period as of June 30, 2007 and 2008 respectively.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

The Company issues invoices to its customers without specifying credit terms and consequential interests charge for late payments by its customers.  The Company reviews the status of both billed and unbilled accounts receivable periodically and decided how much allowance for doubtful accounts should be made based on factors surrounding the credit risk of customers, as well as its historical experience.  The Company set up bad debt allowance for an individual customer if there is a deterioration of the customer’s creditability and the assessed probability of default is higher than the historical experience.

Based on the information available to management, the Company believes that its allowance for doubtful accounts as of June 30, 2007 and 2008 were adequate, respectively.  However, actual write-off might exceed the recorded allowance.

The allowance for doubtful debts for the years ended June 30, 2006, 2007 and 2008 were $454,674, $1,118,903 and $3,439,486 respectively.

Property, Plant and Equipment

Properties, plant and equipment are recorded at cost and are stated net of accumulated depreciation.  Depreciation expense is determined using the straight-line method over the estimated useful lives of the assets as follows:

Land use right	49 years
Buildings	30 years
Machinery	5 - 10 years
Software	5 years
Vehicles and other equipment	5 years

Construction in progress represents construction of certain facilities which construction work has not been completed and which, upon completion, management intends to hold for production purpose. In addition to costs under construction contracts, external costs directly related to the construction of such facilities, including duty and tariff, and equipment installation and shipping costs, are capitalized. Depreciation is recorded at the time assets are placed in service.

Maintenance and repairs are charged directly to expense as incurred, whereas betterment and renewals are capitalized in their respective property accounts.  When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized and reflected as an item before operating income (loss).

Impairment of Long-Lived Assets

The Company adopts the provisions of Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”).  SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets.  Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.  Losses on long-lived assets and intangible assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

There was no impairment of long-lived assets for the year ended June 30, 2006, 2007 and 2008, respectively.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Shipping and Handling Cost

The Company adopted EITF 00-10, “Accounting for Shipping and Handling Fees and Costs.”  All shipping and handling fees charged to customers are included in net revenue, and shipping and handling costs for goods shipped by the Company to customers are included in cost of integrated contract and/or cost of goods sold.

Goodwill and Impairment Test

Goodwill resulting from an acquisition is measured at the excess of the cost of the business combination including directly related professional fees over the fair value of the assets acquired and liabilities assumed.  Goodwill will not be amortized, instead be reviewed at least annually for indications of impairment in terms of the provisions prescribed by SFAS No. 142.  When impairment occurs, the carrying value of goodwill is written down and a charge is recorded against net income.  For the year ended June 30, 2008, there was an impairment loss of $99,439 and the carrying value of goodwill was written down to $0 as of June 30, 2008.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”).  SFAS No. 109 requires an entity to recognize deferred tax liabilities and assets.  Deferred tax assets and liabilities are recognized for the future tax consequence attributable to the difference between the tax bases of assets and liabilities and their reported amounts in the financial statements.  Deferred tax assets and liabilities are measured using the enacted tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

Effective July 1, 2007, the Company adopted the FASB’s Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. The Company’s policy on classification of all interest and penalties related to unrecognized tax benefits, if any, as a component of income tax provisions.

Value Added Tax

All the PRC subsidiaries of the Company are subject to value added tax (“VAT”) imposed by PRC government on its domestic product sales.  The output VAT is charged to customers who purchase goods from the Company and the input VAT is paid when the Company purchases goods from its vendors.  VAT rate is 17%, in general, depending on the types of product purchased and sold.  The input VAT can be offset against the output VAT.  VAT payable or receivable balance presented on the Company’s balance sheets represents either the input VAT less than or larger than the output VAT.  The debit balance represents a credit against future collection of output VAT instead of a receivable.

Research and Development

Research and development costs are expensed as incurred.  Gross research and development expense for new product development and improvements of existing products by the Company incurred for the year ended June 30, 2006, 2007 and 2008 were $1,941,618, $4,680,942 and $3,833,925 respectively.  After offsetting against the government subsidies, which were specified for supporting research and development effort via value added tax refund, the net research and development expenses for the years ended June 30, 2006, 2007 and 2008 were $77,724, $2,638,622 and $1,857,371 respectively.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Government Subsidies

Certain subsidiaries of the Company located in PRC have, respectively, received certain government subsidies from local PRC government agencies during the past three years.  In general, the Company presents the government subsidies received as part of other income unless the subsidies received are earmarked to compensate certain expense, which have been accounted for offsetting the specific expense, such as research and development expense.

Appropriations to Statutory Reserve

Under the corporate law and relevant regulations in PRC, all of the subsidiaries of the Company located in PRC are required to appropriate a portion of its retained earnings to statutory reserve.  All subsidiaries located in PRC are required to appropriate 10% of its annual after-tax income each year to the statutory reserve until the statutory reserve balance reaches 50% of the registered capital.  In general, the statutory reserve shall not be used for dividend distribution purpose.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ materially from those estimates.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standard No. 130, “Reporting Comprehensive Income” (“SFAS No. 130”), issued by the Financial Accounting Standards Board (“FASB”).  SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements.  The Company has chosen to report comprehensive income in the statements of income and comprehensive income.  Comprehensive income is comprised of net income and all changes to stockholders’ equity except those due to investments by owners and distributions to owners.

Long-Term Investments

The Company accounted for its long-term investments under either equity method or cost method in accordance with equity interest holding percentage or the guidance under EITF 96-16.

Earnings (Loss) Per Share

The Company presents earnings per share in accordance with the Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS No. 128”).  SFAS No. 128 defines that basic earnings (loss) per share include no dilution and are computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period whereas diluted earnings (loss) per share reflect the potential dilution of securities that could share in the earnings of an entity.

Share-based compensation

The Company adopted SFAS No. 123 (revised 2004) (“SFAS No. 123(R)”), ‘‘Share-based Payment’’, which requires that share-based payment transactions with employees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (FAS No. 157), which provides guidance on how to measure assets and liabilities that use fair value.  This Statement clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.  FAS No. 157 will apply whenever another generally accepted accounting principle requires, or permits, assets or liabilities to be measure at fair value but does not expand the use of fair value to any new circumstances.  This statement will also require additional disclosures in both annual and quarterly reports.  FAS No. 157 is effective for fiscal years beginning after November 2007 and will be adopted by the Company beginning July 1, 2008.  The Company does not anticipate that this pronouncement will have a significant effect on its financial position, result of operations and cash flow.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” (“SFAS No. 159”).  SFAS No. 159 provides a company with the option to measure selected financial instruments and certain other items at fair value at specified election dates.  The election may be applied on an item by item basis, with disclosure regarding reasons for partial election and additional information about items selected for fair value option.  The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and interim period within these fiscal years.  The Company does not anticipate that this pronouncement will have a significant effect on its financial position, result of operations and cash flow.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised 2007), “Business Combinations” (“SFAS No. 141(R)”).  SFAS No. 141(R) changes accounting for acquisitions that close beginning in 2009.  SFAS No. 141R broadens the guidance of SFAS No. 141, extending its applicability to all transactions and other events in which one entity obtains control over one or more other businesses.  It broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations.  SFAS No. 141R expands on required disclosures to improve the statement users’ abilities to evaluate the nature and financial effects of business combinations.  SFAS No. 141R is effective for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the potential impact on the adoption of SFAS No. 141(R) that may have on its financial position, result of operations and cash flow.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements, An Amendment of ARB No. 51” (“SFAS No. 160”).  SFAS No. 160 requires that a noncontrolling interest in a subsidiary be reported as equity and the amount of consolidated net income specifically attributable to the noncontrolling interest be identified in the consolidated financial statements.  It also calls for consistency in the manner of reporting changes in the parent’s ownership interest and requires fair value measurement of any non-controlling equity investment retained in a deconsolidation.  SFAS No. 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact on the adoption of SFAS No. 160 may have on the Company’s financial position, result of operations and cash flow.

In March 2008, FASB released SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133”. SFAS No. 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company does not anticipate that the adoption of SFAS No. 161 will have significant impact on the Company’s financial disclosures.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Recent Accounting Pronouncements – Continued

In May 2008, FASB released SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. This Statement is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. SFAS No. 162 will become effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company is currently evaluating the potential impact on the adoption of SFAS No. 162 that may have on the Company’s financial position, result of operations and cash flow.

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60 (“SFAS No. 163”).  SFAS 163 requires recognition of an insurance claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation.  SFAS 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years. The Company is currently evaluating the potential impact on the adoption of SFAS No. 163 that may have on the Company’s financial position, result of operations and cash flow.

NOTE 4 - INVENTORIES

	June 30,
	2007	2008

Raw materials	$4,051,066	$11,369,296
Work in progress	4,772,607	4,189,594
Finished goods	5,412,551	9,653,925
Low value consumables	17,032	50,084
Less: Provision	(345,976)	(596,446)

	$13,907,280	$24,666,453

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT

A summary of property, plant and equipment at cost is as follows:

	June 30,
	2007	2008

Land use right	$758,501	$6,223,545
Buildings	13,289,151	14,422,530
Machinery	2,831,312	3,765,048
Software	438,640	569,312
Vehicles and other equipment	4,164,126	6,204,204
Construction in progress	691,663	3,419,457

	$22,173,393	$34,604,096

Less: Accumulated depreciation and amortization	(4,840,440)	(6,821,182)
	$17,332,953	$27,782,914

The depreciation and amortization for the years ended June 30, 2006, 2007 and 2008 were $1,570,135, $1,566,876 and $1,817,657 respectively.

NOTE 6 - LONG-TERM INVESTMENTS

The following long-term investments were accounted for under either equity method or cost method.

June 30, 2007	Interest held	Long-term investment, at Cost	Share of undistributed profits	Advance to investee company	Total

Equity Method
HollySys Information Technology Co., Ltd	40.00%	$1,984,135	$227	$314,352	$2,298,714
HollySys Electric Machinery Co., Ltd	40.00%	695,762	833,828	-	1,529,590
New Huake Electric Technology Co., Ltd	37.50%	197,057	52,899	32,843	282,799
HollySys Zhonghao automation Engineering Co., Ltd	89.11%	146,576	(38,533)	-	108,043
Beijing Techenergy Co., Ltd.	50.00%	1,313,715	161,069	20,108	1,494,892
IPE Biotechnology Co., Ltd	31.15%	1,576,458	(21,550)	-	1,554,908

		$5,913,703	$987,940	$367,303	$7,268,946

Cost Method
Beijing HollySys Equipment Technology Co., Ltd	20.00%	52,549	-	-	52,549
Beijing Best Power Electrical Technology Co., Ltd	18.49%	1,477,278		-	1,477,278
Zhongjijing Investment Consulting Co., Ltd	5.00%	394,115	-	-	394,115

		$7,837,645	$987,940	$367,303	$9,192,888

NOTE 6 - LONG-TERM INVESTMENTS - Continued

June 30, 2008	Interest held	Long-term investment, at Cost	Share of undistributed profits	Advance to investee company	Total

Equity Method
HollySys Information Technology Co., Ltd	49.00%	$2,968,216	$21,163	$244,177	$3,233,556
HollySys Electric Machinery Co., Ltd	40.00%	772,134	1,087,491	-	1,859,625
New Huake Electric Technology Co., Ltd	37.50%	218,688	9,997	-	228,685
Beijing Techenergy Co., Ltd.	50.00%	1,457,917	745,573	15,015	2,218,505
IPE Biotechnology Co., Ltd	31.15%	1,749,501	(24,396)	-	1,725,105

		$7,166,456	$1,839,828	$259,192	$9,265,476
Cost Method
Beijing HollySys Equipment Technology Co., Ltd	20.00%	58,317	-	-	58,317
Zhongjijing Investment Consulting Co., Ltd	5.00%	437,375	-	-	437,375

		$7,662,148	$1,839,828	$259,192	$9,761,168

The Company did not consolidate the financial statements of the investee, HollySys Zhonghao Automation Engineering Co., Ltd (the “HollySys Zhonghao”), instead, adopted the equity method to present this investment on the balance sheets for the reported periods, as the minority interest of HollySys Zhonghao has participation rights in accordance with EITF 96-16.

On October 31, 2007, the shareholders of HollySys Zhonghao approved its liquidation. Stockholders’ meeting was held on May 22, 2008 and a resolution was passed to allocate the remaining assets of HollySys Zhonghao to its investors, and Beijing HollySys received cash of RMB 1,635,704 (equivalent to $225,481).  Accordingly, Beijing HollySys recognized gain on disposal of RMB 813,282 (equivalent to $112,113) which was included in other income for the year ended June 30, 2008.

In January 2008, the Company acquired an additional 9% of shareholding of HollySys Information Technology Co., Ltd with the respective interest held in the investment of 40% and 49% as of June 30, 2007 and 2008.

In May 2008, the Company approved to dispose the equity interest of Beijing Best Power Electrical Technology Co., Ltd. (the “Best Power”).  In accordance with FAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, investment in Best Power is reclassified as assets held for sale under current assets as of June 30, 2008 and measured at lower of carrying value or fair value less cost to sell amount.

NOTE 7 - WARRANTY LIABILITY

	June 30,
	2007	2008

Beginning balance	$1,430,736	$2,126,569
Expense accrued	1,446,680	246,325
Expense incurred	(750,847)	(538,120)
Exchange difference	-	216,623

	$2,126,569	$2,051,397

NOTE 8 - SHORT-TERM BANK LOANS

On June 30, 2007 and 2008, the Company’s short-term bank borrowings consisted of revolving bank loans of $16,421,440 and $4,373,753 respectively from several banks.

As of June 30, 2007, the short-term borrowing of $16,421,440 represented the following:

(i)

the borrowing of $2,627,430 with an annual interest rate of 6.70% and without any guarantee or pledge of assets and such borrowing has been fully repaid as of June 30, 2008

(ii)

the borrowing of $3,284,288 with an annual interest rate of 6.12%, guaranteed by Zhongguancun Science and Technology Guaranty Co., Ltd., a third party, with an annual guarantee fee of 1.782% on this borrowing and such borrowing has been fully repaid as of June 30, 2008.  In relation to the guarantee agreement between the Company and Zhongguancan Science and Technology Guaranty Co., Ltd., the Company had pledged its property located in Beijing with a net book value of $5.6 million as a collateral.

(iii)

the borrowing of $2,627,430 with an annual interest rate of 6.12%, without any guarantee or pledge of assets and such borrowing has been fully repaid as of June 30, 2008

(iv)

the borrowing of $7,882,292 with an annual interest rate ranging from 5.02% to 5.75%, without any guarantee  pledge of assets, and such borrowing has been fully repaid as of June 30, 2008

As of June 30, 2008, the short-term borrowing of $4,373,753 is subject to an annual interest rate ranging from 5.83% to 6.56%, without any guarantee or pledge of assets.

NOTE 9 - NOTES PAYABLE

As mentioned in Note 2, GTH and the initial beneficial owners of Beijing HollySys and Hangzhou HollySys entered into a series of agreements with Chardan, APH and 15 investors who provided a bridge loan and purchased 1.3 million preferred shares in the aggregate amount of $30 million in order to satisfy the urgent needs from the original Chinese owners of GTH.

On December 20, 2006, GTH issued 15 notes in aggregate of $29.987 million payable to 15 investors and 1.3 million preferred shares with a par value of $0.01 per share in exchange for the proceeds of $30 million.  The detail terms of the notes issued to the 15 investors has been mentioned in Note 2 under Bridge Loan Transaction.

As part of the Bridge Loan Transaction, the 15 investors who were issued with 1.3 million shares of GTH’s preferred stock are fully informed of the Share Exchange Transaction between GTH and Chardan and have the rights to accept the Exchange Offer tendered by Chardan to convert each outstanding share of preferred stock into one common share of the successor company of Chardan, which is HLS.

GTH identified the fact that the closing price of Chardan’s common share was $7.34 per share on December 20, 2006 and believed that this price was the most objective indicator of the fair value of these 1.3 million preferred shares.  GTH allocated the entire $30 million proceeds between the $29.987 million notes payable and 1.3 million preferred shares, resulting in a discount of $7,239,390 to the $29.987 million notes payable.  GTH estimated that the life of these notes payable will be about nine months with the expectation that the Share Exchange Transaction would be consummated before September 20, 2007.  With such estimated life of the bridge loan, GTH adopted the effective interest method to amortize the discount of $7,239,390 over the nine-month period.

As of June 30, 2007, the outstanding balance of notes payable was $27,566,936, net of the discount of $4,819,326. As of June 30, 2008, the notes payable had been fully repaid and the outstanding balance is nil.

The notes interest charged for the years ended June 30, 2006, 2007 and 2008 were nil, $1,582,649 and $824,370 respectively.  The amortization of discount on notes payable which charged to interest expenses were nil, $4,819,326 and $2,420,064 for the fiscal year ended June 30, 2006, 2007 and 2008 respectively.

NOTE 10 - LONG TERM BONDS PAYABLE

In December 2007, Beijing HollySys and three independent third parties entered into an agreement with the underwriters to issue a bond to institutional and public investors in PRC with an aggregate principal amount of RMB 305 million. Pursuant to the agreement, the Group issued a RMB 80 million (equivalent to $11.7 million) bond (the“Bond”) for the purpose of technology improvement and industrial implementation of certain technology. The Bond carries interest at a rate of 6.68% per annum, which is payable semiannually and will mature in December 2010. For the purpose of the Bond, Beijing Zhongguancun Science and Technology Guaranty Co., Ltd. has undertaken joint and several guarantee liabilities in full in favour of Beijing HollySys. Concurrently, the China Development Bank has authorized its business department to undertake general guarantee liability in respect of the guarantee liabilities of Beijing Zhongguancun Science and Technology Guaranty Co., Ltd.. Beijing HollySys also pledged its property located in Beijing with a net book value of $5.4 million as at June 30, 2008 to Beijing Zhongguancun Science and Technology Guaranty Co., Ltd. as a collateral.

Bond issuing costs was RMB 1,254,054 (equivalent to $182,831).  Such issuing costs will be amortized during the three-year term of the bonds and any unamortized issuing cost is presented as long-term deferred expenses on the balance sheet.

For the year ended June 30, 2008, interest of $378,575 was charged to interest expenses.

NOTE 11 - LONG-TERM BANK LOANS

		June 30,
		2007	2008

RMB-denominated loan from Beijing Commercial Bank	(i)	$1,970,573	$-

RMB-denominated loan from China Development Bank	(ii)	3,284,288	2,186,876

RMB-denominated loan from Bank of China	(iii)	-	5,102,710

		5,254,861	7,289,586

Less: Current portion		(1,970,573)	(2,186,876)

		$3,284,288	$5,102,710

(i)

The borrowing of $5,831,669 (equivalent to RMB 40 million) is effective from July 15, 2004 to July 15, 2007, with an annual interest of 5.49% to 6.03% throughout the loan period. Principal payments of $3,861,096 and $1,970,573 were due and settled on July 15, 2006 and 2007 respectively. The borrowing are guaranteed by Beijing Zhongguancun Science and Technology Guaranty Co., Ltd with an annual guarantee fee of 1.5% on this borrowing and such borrowing has been fully repaid as of June 30, 2008.

(ii)

The borrowing of $4,373,752 (equivalent to RMB 30 million) is effective from June 29, 2006 to June 28, 2009, with an annual interest of 6.03% to 6.75% through out the loan period.  Principal payments of $728,959 and $1,457,917 were due and settled on June 28, 2007 and 2008 respectively. The remaining principal payments of $2,186,876 are due on June 28, 2009. The borrowing is guaranteed by Beijing Zhongguancun Science and Technology Guaranty Co., Ltd with an annual guarantee fee of 1.96% on this borrowing. In relation to the guarantee agreement between the Company and Zhongguancun Science and Technology Guaranty Co., Ltd., the Company has pledged accounts receivable entitled from two integrated contracts with the contract sum of $17,198,012 as a collateral.

(iii)

The borrowing of $5,102,710 (equivalent to RMB 35 million) is effective from August 29, 2007 to August 28, 2009, with an annual interest of 6.48%. Principal payments of $5,102,710 are due on August 28, 2009. The borrowing are without any guarantee or pledge of assets

Scheduled principal payments for all outstanding borrowings on June 30, 2008 are as follows:

Year Ending June 30,

2009	$2,186,876
2010	5,102,710
2011	-
2012	-
2013 and onward	-

$7,289,586

For the years ended June 30, 2006, 2007, and 2008, loans interest including short-term and long-term bank loans of $993,379, $1,261,731, and $1,342,407 was charged to interest expenses respectively.

NOTE 12 – COMMON STOCK

As of September 20, 2007, the net assets of Chardan were $28,156,361 representing by the outstanding 7,000,000 common shares, which were presented in the stockholders equity under the line item of reorganization and recapitalization.

In accordance with the terms of the Stock Purchase Agreement described in Note 1, the original shareholders of GTH and their designees will entitle to receive additional shares of 2 million shares of common stock if the Company’s profit for twelve months periods ended December 31, 2007 met the US$23,000,000 threshold. During the year ended June 30, 2008, the Company determined the after-tax profit (in terms of comprehensive income concept) target for the 12-month ended December 31, 2007 was met.  Therefore, the Company accounted for the transactions of issuing these incentive stock based on the fair value on the grant date, which is the date when the shareholders of Chardan held a special meeting to vote for the Share Exchange Transaction on September 7, 2007 when the common stock of HLS was at $8.5 each. For the year ended June 30, 2008, the fair value of incentive stock compensation of $17 million was recorded in the statement of income. As of June 30, 2008, these incentives shares have not yet been issued.

In August 2005, Chardan issued 11.5 million warrants to the investors who purchased Chardan’s common stock.  In accordance with the terms of these warrants, all warrants should be exercised or redeemed on or before June 30, 2008.  The exercise price of these warrants was $5 per share and the redemption price was $0.01 per share.  During the period from October to December 2007, a total of 11,442,614 warrants were exercised while 57,386 warrants were redeemed.  Consequently, HLS received cash proceeds of $57.21 million from the exercise of warrant and paid $574 to the holders of 57,386 warrants for redemption purpose.

As of June 30, 2008, none of the 250,000 UPO has been exercised. The UPO will be expired on August 2, 2010.

NOTE 13 - SHARE OPTION PLAN

On September 20, 2007, the Company adopted the “2006 Stock Plan” (the “Plan”) which allows the Company to offer a variety of incentive awards to employees, officers, directors and consultants. Options to purchase 3,000,000 ordinary shares are authorized under the Plan.

On February 1, 2008 and June 2, 2008, options to purchase 186,000 and 60,000 ordinary shares were granted under the terms of the Plan. 186,000 and 60,000 options were priced at $7.9 and $5.85 per share respectively, 231,000 options with expiry period of 5 years from the date of grant and vest over a period of 3 years, and 15,000 options with expiry period of 1 year from the date of grant with immediate vesting.

NOTE 13 - SHARE OPTION PLAN - Continued

A summary of the share option activity under the Plan is as follows:

	Options outstanding	Weighted average exercise price

Options outstanding at July 1, 2007	-	-
Options granted	246,000	$7.40
Options exercised	-	-
Options cancelled/forfeited/expired	-	-
Options outstanding June 30, 2008	246,000	7.40

Options vested and exercisable
At July 1, 2007	-	-
At June 30, 2008	43,917	7.82

The following table summarizes information with respect to options outstanding at June 30, 2008:

	Options outstanding and exercisable
	Number outstanding	Weighted average remaining contractual life years	Weighted average fair value as of the grant date

Exercise price:
US$7.90	186,000	2.3	$2.23
US$5.85	60,000	2.9	2.21

Total	246,000	2.5	2.22

The aggregate intrinsic value as of June 30, 2008 is nil. No options have been exercised during the year ended June 30, 2007 and 2008.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model:

Options granted (weighted average)
Average risk-free rate of return	2.77% - 3.24%
Expected option life	3 years
Volatility rate	37% - 40%
Dividend yield	-

The Company recorded share-based compensation expense of nil, nil and $84,473 for the year ended June 30, 2006, 2007 and 2008. As of June 30, 2007 and 2008, there were nil and $462,367 of total unrecognized compensation expense related to non-vested share-based compensation arrangement under the Plan. The unrecognized compensation expense is expected to be recognized over a weighted-average period of 2.5 years.

NOTE 14 - INCOME TAX

HLS Systems International Limited, and its subsidiary, GTH, are incorporated in the BVI and are not subject to income tax under the relevant jurisdiction. Its major operating subsidiaries are incorporated in the PRC and are subject to income taxes as described below.

Prior to December 31, 2007, the statutory tax rate of PRC Enterprise Income tax (“EIT”) was 33% (30% of national income tax plus 3% local income tax).

On March 16, 2007, the National People’s Congress passed the new Enterprise Income Tax law (the “new EIT law”) which imposes a single income tax rate of 25% for most domestic enterprises and foreign investment enterprise. The new EIT law was effective as of January 1, 2008. The new EIT law provides a five-year transition period from its effective date for those enterprises which were established before March 16, 2007 and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations, as well as grandfathering tax holidays. Further, according to the new EIT law, entities that qualify as “High-tech Enterprises” are entitled to the preferential EIT rate of 15%.

Beijing HollySys is registered in a high-tech zone located in Beijing and was deemed as a High-tech Enterprise by Beijing Commission of Science and Technology.  According to the preferential regulations specified by State Council, Beijing HollySys had entitled to be subject to a favorable income tax rate at 15% from October 1, 2002 to December 31, 2007. As of June 30, 2008, Beijing HollySys has not yet applied for the status as a High-tech Enterprises as the new recognition criteria and procedures for High-tech Enterprise under the new EIT law were newly issued on April 14, 2008. Beijing HollySys is in the process of applying the High-tech Enterprise status, and the management expects Beijing HollySys to be continued as High-tech Enterprise under the new EIT law and entitled to the preferential tax rate of 15% for the calendar year ending December 31, 2008.  However, if Beijing HollySys cannot successfully obtain the approval as High-tech Enterprise, the applicable tax rate for the six months ended June 30, 2008 will be increased to 25%.

Hangzhou HollySys is registered as foreign investment enterprise conducting production function.  In accordance with income tax law for enterprise with foreign investments in China, Hangzhou HollySys has entitled to receive a 100% exemption of income tax for two years and a 50% exemption of income tax for the next three years on a continuing basis since the first year Hangzhou HollySys has generated a taxable income.  Prior to December 23, 2006, Hangzhou HollySys was in the status of enjoying a 50% exemption under a 26.4% income tax rate for the first year.  On December 23, 2006, Hangzhou HollySys received a notice from Hangzhou City tax authority, which indicates that the income tax rate applicable to Hangzhou HollySys should be adjusted to 16.5% effective January 1, 2006 in accordance with relevant regulations regarding the development zones as Hangzhou HollySys is located in a development zones recognized by the Ministry of Land and Resource in China. For the calendar year ending December 31, 2008, the relevant rate would be gradually adjusted to 18% under the new EIT law. As a result under the new Tax Law, Hangzhou HollySys’ tax rate is 9% in its last year of tax holiday with 50% reduction.

Beijing HollySys Haotong (Haotong) is registered in a high-tech zone located Beijing and has been deemed as a high-tech company by Beijing Commission of Science and Technology.  According to the preferential regulations specified by State Council, Haotong had entitled to be subject to a favorable income tax rate at 15%.  Under the favorable 15% of corporate income tax rate Haotong received a 100% exemption of income tax for three years from January 1, 2001 to December 31, 2003 and a 50% exemption of income tax for three years from January 1, 2004 to December 31, 2006. As of June 30, 2008, Haotong has not yet applied for the status as a High-Tech Enterprises as the new recognition criteria and procedures for High-tech Enterprise under the new EIT law were newly issued on April 14, 2008. The management does not expect Haotong would apply the High-tech Enterprise status. As a result under the new EIT law, Haotong’s tax rate is 25% starting from January 1, 2008.

NOTE 14 - INCOME TAX - Continued

Income tax expense, which is all incurred in the PRC, consists of:

	Year Ended June 30,
	2006	2007	2008

Current income tax expense	$1,160,909	$2,338,686	$2,798,920
Deferred income tax expense (benefit)	207,929	162,418	(1,706,443)

	$1,368,838	$2,501,104	$1,092,477

A reconciliation between the provision for income taxes computed by applying the statutory tax rate in PRC of 33% for the years ended June 30, 2006 and 2007, and 25% for the year ended June 30, 2008 for the income before income taxes and the actual provision for income taxes is as follows:

1.	Year Ended June 30,
2.	2006	2007	2008
3.
4. Income before income taxes	$22,941,290	$18,646,368	$2,248,419

Expected PRC income tax expense	7,570,626	6,153,301	562,104
Effect of different tax rate in various jurisdictions	-	-	141,756
Effect of preferential tax treatment	(5,753,711)	(4,623,896)	(4,237,165)
Effect of income for which no income tax is chargeable	(354,899)	(435,483)	(742,063)
Effect of additional deductible research and development expense	-	(31,172)	(346,788)
Effect of non-deductible expenses	371,577	1,025,965	5,694,332
Under/(over) provision of income tax in previous years	-	530,983	(348,399)
Change in valuation allowance	-	-	348,936
Others	(464,755)	(118,594)	19,764

Effective income tax expense	$1,368,838	$2,501,104	$1,092,477

NOTE 14 - INCOME TAX - Continued

The temporary differences that have given rise to the deferred tax liabilities consist of the following:

	June 30,
	2007	2008
Deferred tax assets
Doubtful debt provision	$408,862	$979,042
Inventory provision	30,691	89,467
Deferred revenue	396,044	730,957
Warranty provision	235,033	307,710
Unamortized goodwill	40,333	-
Recognition of intangible assets	-	839,416
Accrued payroll	-	288,451
Depreciation on fixed assets	532	-
Net operating loss carry forward	-	348,936

	1,111,495	3,583,979

Less: Valuation allowances	-	(348,936)

	$1,111,495	$3,235,043

Deferred tax liabilities
Unbilled accounts receivable	$(1,584,696)	$(1,955,471)

Deferred tax assets (liabilities), net	$(473,201)	1,279,572

Deferred tax assets - current	$-	$980,345
Deferred tax assets – non-current	-	717,140
Deferred tax liabilities – current	(473,201)	(417,913)

	$(473,201)	$1,279,572

The Company operates through the PRC subsidiaries and the valuation allowance is considered on each individual basis. Where a valuation allowance was not recorded, the Company expects to generate sufficient taxable income in the future.

The net operating loss attributable to those PRC subsidiaries can only be carried forward for a maximum period of five years. The expiration period of unused tax losses is as follows:

Years Ending June 30,

2009	$-
2010	-
2011	-
2012	-
2013 and onward	348,936

$348,936

NOTE 14 - INCOME TAX - Continued

As a result of the Share Exchange Transaction, pursuant to the Internal Revenue Code Section 367 (“§367”), the merger portion of the transaction may not be considered a tax-free exchange and thus the Company would be taxed on the gain of its assets at the time of the merger. The management of the Company consulted independent tax experts regarding the tax effect on the re-domestication merger and assessed that the Company should undertake a tax liability of $1,699,915. As of completion date of Share Exchange Transaction on September 20, 2007, tax on re-domestication amounted $1,699,915 was charged against equity because the assumption of such tax is part of the recapitalization in connection with the Stock Exchange Transaction. In June 2008, HLS filed 2007 tax returns and made payment of $1,636,154. The Company does not expect to incur further material tax liabilities in this connection.

In accordance with FIN 48, the Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. The Company performed a self-assessment and concluded that there was no significant uncertain tax position requiring recognition in its financial statements. There were no material interest or penalties incurred for the years ended June 30, 2006, 2007 and 2008.

NOTE 15 – EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share for the years indicated:

	Year Ended June 30,
	2006	2007	2008

Net income (loss) - numerator
- basic and diluted	$18,051,255	$13,084,751	$(1,677,178)

Shares - denominator:
Weighted average ordinary shares
outstanding used in computing basic
net earnings per share	22,200,000	22,200,000	37,658,437

Incremental weighted average
Preferred shares of GTH before conversion	-	683,836	-

Weighted average ordinary shares
outstanding used in computing
diluted net earnings per share	22,200,000	22,883,836	37,658,437

Net earnings (loss) per share - basic	$0.81	$0.59	$(0.04)

Net earnings (loss) per share - diluted	$0.81	$0.57	$(0.04)

NOTE 15 – EARNINGS (LOSS) PER SHARE – Continued

During the year ended June 30, 2008, the effect of conversion and exercise of the Company’s outstanding preferred share and UPO and options are not included as their effect is anti-dilutive.

NOTE 16 - GOVERNMENT SUBSIDIES

Subsidies were accounted for based on the hard evidence that the respective entity should be entitled to receive these subsidies or that cash has been received.  Subsidies recognized for supporting research and development effort was first offset against the relevant entity’s research and development expense.  The remaining balance of specified subsidies, if any, together with other subsidies, was recognized as other income.  Government subsidies recognized by the respective entities were summarized as follows:

	Year Ended June 30,
	2006	2007	2008

Subsidies received	$6,219,261	$9,323,086	$9,319,812
Research & development expenses offset	(1,863,894)	(2,042,320)	(1,976,554)

Subsidy income	$4,355,367	$7,280,766	$7,343,258

NOTE 17 - RELATED PARTY TRANSACTIONS

Related Party Relationships

Name of Related Parties		Relationship with the Company

5. HollySys Zhonghao Automation Engineering Technology Co., Ltd. (a PRC based entity)	6.	7. 89.11% owned by Beijing HollySys
8. HollySys Information Technology Co., Ltd. 9. (a PRC based entity)	10.	11. 49% owned by Beijing HollySys
12. New Huake Electronic Technology Co., Ltd. 13. (a PRC based entity)	14.	15. 37.5% owned by Beijing HollySys
16. Beijing Techenergy Co., Ltd. 17. (a PRC based entity)	18.	19. 50％owned by Beijing HollySys
20. HollySys Electric Tech Co., Ltd. 21. (a PRC based entity)	22.	23. 40% owned by Beijing HollySys
24. HollySys Equipment Technology Co., Ltd. 25. (a PRC based entity)	26.	27. 20% owned by Beijing HollySys
28. Beijing Best Power Electrical Technology Co., Ltd. 29. (a PRC based entity)	30.	31. 18.49% owned by Beijing HollySys
32. IPE Biotechnology Co., Ltd. 33. (a PRC based entity)	34.	35. 31.15% owned by Beijing HollySys
36. Zhongjijing Investment & Consulting Co., Ltd. 37. (a PRC based entity)	38.	39. 5% owned by Beijing HollySys
40. Sixth Institute of Information Industry 41. (a PRC based entity)	42.	43. One of the owners in Beijing HollySys

NOTE 17 - RELATED PARTY TRANSACTIONS - Continued

Due from Related Parties

	June 30,
	2007	2008

HollySys Information Technology Co., Ltd.	$-	$30,540
Beijing Techenergy Co., Ltd.	-	1,903,883
HollySys Electric Tech Co., Ltd.	-	2,095
HollySys Equipment Technology Co. Ltd.	2,539	42,393
Beijing Best Power Electrical Technology Co., Ltd.	-	103,512
IPE Biotechnology Co., Ltd.	-	2,478,459

	$2,539	$4,560,882

The Company’s management believed that the collection of due from related parties were reasonably assured and accordingly, no provision had been made for these balances of due from related parties.

Due to Related Parties

	June 30,
	2007	2008

HollySys Zhonghao Automation Engineering Technology Co., Ltd.	$233,328	$-
HollySys information Technology Co., Ltd	46,532	679,447
Beijing Techenergy Co., Ltd	467,683	759,502
HollySys Electric Tech Co., Ltd	-	19,836
Sixth Institute of Information Industry	21,238	23,569

	$768,781	$1,482,354

Purchases and Sales with Related Parties

Purchases
	Year Ended June 30,
	2006	2007	2008

HollySys Electric Tech Co., Ltd.	$1,574	$2,370	$71,019
Beijing TechEnergy Co., Ltd.	237,049	891,655	1,075,530
HollySys Information Technology Co., Ltd.	25,293	-	1,630,574
New Huake Electronic Technology Co., Ltd.	334,145	45,090	842,824

	$598,061	$939,115	$3,619,947

Lease Expenses
	Year Ended June 30,
	2006	2007	2008

HollySys Information Technology Co., Ltd.	$46,177	$81,005	$731

	$46,177	$81,005	$731

NOTE 17 - RELATED PARTY TRANSACTIONS - Continued

Sales
	Year Ended June 30,
	2006	2007	2008

HollySys Electric Tech Co., Ltd.	$1,805	$-	$4,995
Beijing TechEnergy Co., Ltd.	-	86,504	1,535,446
HollySys Information Technology Co., Ltd	23,847	864	37,496
Beijing HollySys Equipment Technology Co., Ltd	-	34,371	-

	$25,652	$121,739	$1,577,937

Lease Income
	Year Ended June 30,
	2006	2007	2008

Beijing TechEnergy Co., Ltd.	$16,716	$83,868	$77,583
HollySys Information Technology Co., Ltd.	-	30,976	52,832
HollySys Equipment Technology Co., Ltd.	1,864	6,766	2,974

	$18,580	$121,610	$133,389

Note Receivable from the stockholder

GTH raised $30 million cash by using the Bridge Loan Transaction mentioned in Note 2, GTH then loaned the $30 million cash to APH, in order for it to pay off its first $30 million note payable to OSCAF, in exchange for a note receivable of $30 million from APH.  On December 22, 2006, the entire proceeds of $30 million were wired to the original Chinese owners’ bank accounts through Chardan Capital, Inc.  The note receivable bears an interest at 10% per annum.  The repayment terms of this note receivable was disclosed in Note 2.  Because APH, being the sole stockholder, was only a holding company with no stand-alone operations and no material assets available to repay the note, the note receivable from APH was presented in the stockholder’s equity section on the balance sheet as of June 30, 2007.  Based on the deemed distribution of $30 million derived from the Share Transfer Transaction between GTH and Chardan, the balance of the note receivable from the stockholder has been reduced to zero after a deemed collection of $30 million from this note receivable.

Acquisition of HAP from a Related Party

On November 19, 2007, HLS entered into a Stock Purchase Agreement with Fulbond Systems Pte Ltd, which is a Singapore based company and partially owned by Mr. Yau Kiam Fee, who is a member of Board of Directors of HLS, to acquire 100% interest of Fulbond Systems for a price of SGD$1,066,234 (equivalent to $744,596). After the ownership transfer, Fulbond System changed its name to HollySys (Asia Pacific) Pte Ltd. The purchase price of $744,596 was paid in cash on December 11, 2007.

NOTE 18 - OPERATING RISK

The Company has significant investments in China.  The operating results of the Company may be adversely affected by changes in the political and social conditions in China, and by changes in Chinese government policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods taxation, among other things.  There can be no assurance; however, those changes in political and other conditions will not result in any adverse impact.

Most of the Company’s customers are located in the PRC. The Company had no customer that individually comprised 10% or more of revenue for the years ended June 30, 2006, 2007 and 2008.

The Company has no customer that individually comprised 10% or more of the outstanding balance as of June 30, 2007 and 2008.

NOTE 19 - COMMITMENT

The Company leases premises under various operating leases.  Rental expenses under operating leases included in the statement of income were $203,873, $345,715 and $545,796 for the years ended June 30, 2006, 2007 and 2008, respectively.

At June 30, 2008, the Company was obligated under operating leases requiring minimum rentals as follows:

Years Ending June 30,

2009	$665,279
2010	510,136
2011	218,819
2012	26,159
2013 and onward	8,720

Total minimum lease payments	$1,429,113

During the year ended June 30, 2008, the Company acquired the land use right of a piece of land in Beijing suburb with 79,642 square meters for a lease period of 50 years for $5,060,484.  On that piece of land, the Company is building a new facility with building area of about 150,000 square meters.  As of June 30, 2008, the total construction in progress was $3,419,457.  The Company estimated that the whole construction budget would amount to approximately $69 million including the cost of land use right of $5 million mentioned.  The Company is expecting to complete this new facility and related construction project by 2010.

NOTE 20 - SUBSEQUENT EVENTS

Subsequent to the balance sheet date, the Company completed the disposal of an equity investee, Best Power, for cash consideration of RMB 13.98 million (equivalent to $2 million) to unrelated third parties on August 7, 2008.