Form 20-F
period 2009-06-30
Hollysys Automation Technologies, Ltd.
filed 2009-09-30
CIK 1357450

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________.

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

For the transition period from ___________ to ___________.

Commission file number: 001-33602

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (June 30, 2009): 41,942,61  ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17             ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐Yes       ☒ No

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
ANNUAL REPORT ON FORM 20-F

i

USE OF CERTAIN DEFINED TERMS

Except as otherwise indicated by the context, references in this annual report to:

•	“Beijing Haotong” are references to Beijing Haotong Science and Technology Development Co., Ltd.;
•	“Beijing Helitong” are references Beijing Helitong S&T Exploration Co., Ltd.;
•	“Beijing Hollysys” are references to Beijing Hollysys Co., Ltd.;
•	“Beijing Hollysys S&T” are references to Beijing Hollysys S&T Exploration Co., Ltd.;
•	“BVI” are references to the British Virgin Islands;
•	“China” and “PRC,” are references to the People’s Republic of China and references to “Hong Kong,” are references to the Hong Kong Special Administrative Region of China;
•	“Clear Mind” are references to Clear Mind Limited, a BVI company;
•	“Exchange Act” are references to the Securities Exchange Act of 1934, as amended;
•	“Gifted Time” are references to Gifted Time Holdings Limited, a BVI company;
•	“Hangzhou Hollysys” are references to Hangzhou Hollysys Automation Co., Ltd.;
•
“Hollysys” “we,” “us,” or “our,” and the “Company,” are references to the combined business of Hollysys Automation Technologies Ltd., a British Virgin Islands company, and its wholly-owned subsidiaries, Singapore Hollysys and Gifted Time; Gifted Time’s 60% majority-owned subsidiary, Hangzhou Hollysys; Gifted Time’s wholly-owned subsidiary, Clear Mind; Clear Mind’s wholly-owned subsidiary, World Hope; World Hope’s wholly-owned Chinese operating subsidiary, Beijing Helitong; Beijing Helitong’s wholly-owned operating subsidiary, Beijing Jin Qiao; Beijing Jin Qiao’s 74.11% majority-owned subsidiary, Beijing Hollysys; Beijing Jin Qiao’s wholly-owned Chinese operating subsidiary, Hollysys Automation; and Beijing Hollysys’ 70% majority-owned subsidiary, Beijing Haotong;

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

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements and information relating to us that are based on the current beliefs, expectations, assumptions, estimates and projections of our management regarding our company and industry.  When used in this annual report, the words “may”, “will”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements.  These statements reflect management's current view of us concerning future events and are subject to certain risks, uncertainties and assumptions, including among many others: our potential inability to achieve similar growth in future periods as we did historically, a decrease in the availability of our raw materials, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to China’s legal system and economic, political and social events in China, a general economic downturn, a downturn in the securities markets, and other risks and uncertainties which are generally set forth under the heading, “Key information — Risk Factors” and elsewhere in this annual report.  Should any of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in this annual report.

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

Selected Consolidated Financial Data

The following table presents selected financial data regarding our business.  It should be read in conjunction with our consolidated and unconsolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5, “Operating and Financial Review and Prospects.”  The selected consolidated statement of income data for the fiscal years ended June 30, 2009, 2008 and 2007 and the consolidated balance sheet data as of June 30, 2009 and 2008 have been derived from the audited consolidated financial statements of Hollysys that are included in this annual report beginning on page F-1.

The audited consolidated financial statements for the years ended June 30, 2009, 2008 and 2007 are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.  The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes of Hollysys contained elsewhere herein.  The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

	Years Ended June 30,
	2009	2008	2007
Statement of Income Data
Revenue	157,502,067	121,498,752	101,885,486
Operating income (loss)	(7,310,502)	2,685,309	21,525,875
Income (loss) before income taxes	(5,603,121)	2,248,419	18,646,368
Net income (loss)(1)	(13,851,064)	(1,677,178)	13,084,751
Add: Amortization of discount and interest on notes payable related to bridge loan	-	3,244,434	6,401,975
Stock-based compensation cost for incentive shares	39,240,000	17,000,000	-
Stock-based compensation cost for options	319,026	84,473	-
Non-GAAP net income	25,707,962	18,651,729	19,486,726
Weighted average common shares	44,950,883	37,658,437	22,200,000
Weighted average number of diluted common shares	44,950,883	37,658,437	22,883,836
Basic earnings per share(1)	(0.31)	(0.04)	0.59
Diluted earnings per share(1)	(0.31)	(0.04)	0.57
Non-GAAP basic earnings per share	0.57	0.50	0.88
Non-GAAP diluted earnings per share	0.57	0.50	0.85
Cash dividends declared per share	-	-	0.03

Balance Sheet Data
Total current assets	283,971,473	214,320,514	128,404,729
Total assets	345,443,522	252,734,095	154,930,570
Total current liabilities	101,121,574	71,028,772	101,419,000
Total liabilities	149,424,388	87,794,820	104,703,288
Minority Interest	22,479,241	17,645,377	13,200,169
Stockholders’ equity	173,539,893	147,293,898	37,027,113

(1)  We have no discontinued operations, therefore net income and net income per share has been provided in lieu of income from continuing operations and income (loss) from continuing operations per share

Exchange Rate Information

The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in the city of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

The following table sets forth various information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.  These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.  The source of these rates is the Federal Reserve Bank of New York.  As of September 18, 2009, the noon buying rate was RMB 6.8270 to US$1.00.

	Noon Buying Rate
Renminbi per U.S. Dollar	Average(2)	High	Low	Period-end
2005 (1)	8.2766	8.2770	8.2764	8.2765
2006 (1)	8.0570	8.2765	7.9943	7.9943
2007 (1)	7.7960	8.0018	7.6120	7.6120
2008 (1)	7.2375	7.6181	6.8591	6.8591
2009 (1)	6.5738	6.8842	6.7800	6.8302
March 2009	6.8360	6.8438	6.8240	6.8329
April 2009	6.8306	6.8361	6.8180	6.8180
May 2009	6.8235	6.8326	6.8176	6.8278
June 2009	6.8334	6.8371	6.8264	6.8302
July 2009	6.8317	6.8342	6.8300	6.8319
August 2009	6.8323	6.8358	6.8299	6.8299
September 2009 (through September 18, 2009)	6.3405	6.8303	6.8247	6.8270

(1)All periods end June 30 of the stated year.

(2)Averages for a period are calculated by using the average of the exchange rates on the end of each month during the period.  Monthly averages are calculated by using the average of the daily rates during the relevant period.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

An investment in our capital stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our capital stock could decline, and you may lose all or part of your investment.

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

Our future business and results of operations depend in significant part upon the continued contributions of our key technical and senior management personnel, including Dr. Changli Wang, our Chairman, Chief Executive Officer and President, and Mr. Peter Li, our Chief Financial Officer.  They also depend in significant part upon our ability to attract and retain additional qualified management, technical, marketing and sales and support personnel for our operations. If we lose a key employee, if a key employee fails to perform in his or her current position or if we are not able to attract and retain skilled employees as needed, our business could suffer. Turnover in our senior management could significantly deplete institutional knowledge held by our existing senior management team and impair our operations.

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

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, or SOX 404, the Securities and Exchange Commission, or the SEC, adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports, including Form 20-F.  In addition, the independent registered public accounting firm auditing a company’s financial statements must also attest to and report on the effectiveness of the company’s internal controls over financial reporting. Under current law, we are required to include a management report beginning with our annual report for the 2009 fiscal year and to include our independent registered public accounting firm’s attestation report beginning with our annual report for the 2010 fiscal year.  Our management may conclude that our internal controls over our financial reporting are not effective. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

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

RISKS RELATED TO DOING BUSINESS IN CHINA

Substantially all of our operating assets are located in China and substantially all of our revenue will be derived from our operations in China so our business, results of operations and prospects are subject to the economic, political and legal policies, developments and conditions in China.

The PRC’s economic, political and social conditions, as well as government policies, could impair our business.  The PRC economy differs from the economies of most developed countries in many respects.  China’s GDP has grown consistently since 1978 (National Bureau of Statistics of China).  However, we cannot assure you that such growth will be sustained in the future. If, in the future, China’s economy experiences a downturn or grows at a slower rate than expected, there may be less demand for spending in certain industries. A decrease in demand for spending in certain industries could impair our ability to remain profitable.  The PRC’s economic growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may have a negative effect on us.  For example, our financial condition and results of operations may be hindered by PRC government control over capital investments or changes in tax regulations.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the use of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over PRC economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency, determines that CSRC approval of our recent merger was required or if other regulatory obligations are imposed upon us, we may incur sanctions, penalties or additional costs which would damage our business

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006. Under these regulations, the prior approval of the CSRC is required for the overseas listing of offshore special purpose vehicles that are directly or indirectly controlled by PRC companies or individuals and used for the purpose of listing PRC onshore interests on an overseas stock exchange.

On September 20, 2007, we completed a merger transaction with Chardan North China Acquisition Corporation, or Chardan, which resulted in our current ownership and corporate structure.  We believe that CSRC approval was not required for our merger transaction or for the listing and trading of our securities on a trading market because we are not an offshore special purpose vehicle that is directly or indirectly controlled by PRC companies or individuals.  Although the merger and acquisition regulations provide specific requirements and procedures, there are still many ambiguities in the meaning of many provisions.  Further regulations are anticipated in the future, but until there has been clarification either by pronouncements, regulation or practice, there is some uncertainty in the scope of the regulations and the regulators have wide latitude in the enforcement of the regulations and approval of transactions.  If the CSRC or another PRC regulatory agency subsequently determines that the CSRC’s approval was required, we may face sanctions by the CSRC or another PRC regulatory agency.  If this happens, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, restrict or prohibit payment or remittance of dividends paid by Hollysys, or take other actions that could damage our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our securities.

If the PRC imposes restrictions designed to reduce inflation, future economic growth in the PRC could be severely curtailed which could hurt our business and profitability.

While the economy of the PRC has experienced rapid growth, this growth has been uneven among various sectors of the economy and in different geographical areas of the country.  Rapid economic growth often can lead to growth in the supply of money and rising inflation.  In order to control inflation in the past, the PRC has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending.  Imposition of similar restrictions may lead to a slowing of economic growth, a decrease in demand for our products and generally damage our business and profitability.

Fluctuations in exchange rates could harm our business and the value of our securities.

The value of our securities will be indirectly affected by the foreign exchange rate between U.S. dollars and RMB and between those currencies and other currencies in which our sales may be denominated. Because substantially most of our earnings and cash assets are denominated in RMB and our financial results are reported in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the RMB will affect our balance sheet and our earnings per share in U.S. dollars.  In addition, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.  Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars as well as earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.  Since July 2005, the RMB has no longer been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Exchange controls that exist in the PRC may limit our ability to utilize our cash flow effectively.

We are subject to the PRC’s rules and regulations on currency conversion.  In the PRC, the State Administration for Foreign Exchange, or SAFE, regulates the conversion of the Renminbi into foreign currencies. Currently, foreign investment enterprises, or FIEs, are required to apply to the SAFE for “Foreign Exchange Registration Certificates for FIEs.”  We believe Beijing Helitong is an FIE. With such registration certificates, which need to be renewed annually, FIEs are allowed to open foreign currency accounts including a “basic account” and “capital account.” Currency conversion within the scope of the “basic account,” such as remittance of foreign currencies for payment of dividends, can be effected without requiring the approval of the SAFE. However, conversion of currency in the “capital account,” including capital items such as direct investment, loans and securities, still require approval of the SAFE. We cannot assure you that the PRC regulatory authorities will not impose further restrictions on the convertibility of the Renminbi. Any future restrictions on currency exchanges may limit our ability to use our cash flow for the distribution of dividends to our shareholders or to fund operations it may have outside of the PRC.

A failure by our shareholders or beneficial owners who are PRC citizens or residents in China to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws.

Notice on Issues Relating to Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, was issued on October 21, 2005 by SAFE (that replaced two previously issued regulations on January 24, 2005 and April 8, 2005, respectively) that requires approvals from, and registrations with, PRC government authorities in connection with direct or indirect offshore investment activities by PRC residents and PRC corporate entities. The SAFE regulations require retroactive approval and registration of direct or indirect investments previously made by PRC residents in offshore companies. In the event that a PRC shareholder with a direct or indirect stake in an offshore parent company fails to obtain the required SAFE approval and make the required registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with the various SAFE approval and registration requirements described above, as currently drafted, could result in liability under PRC law for foreign exchange evasion.

Although SAFE issued an implementation Notice No. 106, or Notice 106, on May 29, 2007 to local branches or agencies, because of the uncertainty as to when and how the new procedure and requirements will take effect or be enforced, and uncertainty concerning the reconciliation of the new regulations with other approval requirements, it remains unclear how these existing regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. Although we are committed to complying with the relevant rules, we cannot assure you that we will never have shareholders or beneficial owners who are PRC citizens or residents, or that such persons have always complied with and will in the future make or obtain any applicable registrations or approvals required by SAFE Circular 75, Notice 106 or other related regulations.   Failure by such shareholders or beneficial owners to comply with SAFE Circular 75 and Notice 106 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Because Chinese law governs many of our material agreements, we may not be able to enforce our rights within the PRC or elsewhere, which could result in a significant loss of business, business opportunities or capital.

Chinese law governs many of our material agreements, some of which may be with Chinese governmental agencies. We cannot assure you that we will be able to enforce any of our material agreements or that remedies will be available outside of the PRC.  The system of laws and the enforcement of existing laws and contracts in the PRC may not be as certain in implementation and interpretation as in the United States. The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital.

Our management is unfamiliar with United States securities laws and will have to expend time and resources becoming familiar with such laws which could lead to various regulatory issues.

Many members of our management team are not familiar with United States securities laws and will have to expend time and resources becoming familiar with such laws. This could be expensive and time-consuming and could lead to various regulatory issues and a diversion of management attention, which may harm our operations.

The ability of our Chinese operating subsidiary to pay certain foreign currency obligations, including dividends, is subject to restrictions.

Our ability to pay dividends may be restricted due to the foreign exchange control policies and availability of cash balances. Since substantially all of our operations are conducted in China and a majority of our revenues are generated in China, a significant portion of our revenue earned and currency received are denominated in Renminbi.  The Chinese government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Renminbi is currently not a freely convertible currency. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends, if any, on our ordinary shares or otherwise satisfy foreign currency denominated obligations. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.  The Chinese government may also at its discretion restrict access in the future to foreign currencies for current account transactions.  If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay certain of our expenses as they come due.  In addition, current regulations in China permit Chinese subsidiaries to pay dividends to us only out of their accumulated distributable profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, Chinese subsidiaries are required to set aside at least 10% of its accumulated profits each year.  Such reserve account may not be distributed as cash dividends.

If any dividend is declared in the future and paid in a foreign currency, you may be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

If you are a U.S. holder, you will be taxed on the U.S. dollar value of your dividends at the time you receive them, even if you actually receive a smaller amount of U.S. dollars when the payment is in fact converted into U.S. dollars. Specifically, if a dividend is declared and paid in a foreign currency, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the payments made in the foreign currency, determined at the conversion rate of the foreign currency to the U.S. dollar on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Thus, if the value of the foreign currency decreases before you actually convert the currency into U.S. dollars, you will be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

Our business could be severely harmed if the Chinese government changes its policies, laws, regulations, tax structure or its current interpretations of its laws, rules and regulations relating to our operations in China.

Our manufacturing facility is located in China and virtually all of our assets are located in China.  We generate our sales revenue only from customers located in China.  Our results of operations, financial state of affairs and future growth are, to a significant degree, subject to China’s economic, political and legal development and related uncertainties. Our operations and results could be materially affected by a number of factors, including, but not limited to

•	Changes in policies by the Chinese government resulting in changes in laws or regulations or the interpretation of laws or regulations,
•	changes in taxation,
•	changes in employment restrictions,
•	restrictions on imports and sources of supply,
•	import duties, and
•	currency revaluation.

Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activities and greater economic decentralization. If the Chinese government does not continue to pursue its present policies that encourage foreign investment and operations in China, or if these policies are either not successful or are significantly altered, then our business could be harmed.  Following the Chinese government’s policy of privatizing many state-owned enterprises, the Chinese government has attempted to augment its revenues through increased tax collection.  It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.  Continued efforts to increase tax revenues could result in increased taxation expenses being incurred by us.  Economic development may be limited as well by the imposition of austerity measures intended to reduce inflation, the inadequate development of infrastructure and the potential unavailability of adequate power and water supplies, transportation and communications.  In addition, the Chinese government continues to play a significant role in regulating industry by imposing industrial policies.

The Chinese laws and regulations which govern our current business operations are sometimes vague and uncertain and may be changed in a way that hurts our business.

China’s legal system is a civil law system based on written statutes, in which system decided legal cases have little value as precedents, unlike the common law system prevalent in the United States. There are substantial uncertainties regarding the interpretation and application of Chinese laws and regulations, including but not limited to the laws and regulations governing our business, or the enforcement and performance of our arrangements with customers in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings.  The Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade.  However, because these laws and regulations are relatively new, and because of the limited volume of published cases and judicial interpretation and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.   We are considered an FIE under Chinese laws, and as a result, we must comply with Chinese laws and regulations.  We cannot predict what effect the interpretation of existing or new Chinese laws or regulations may have on our business.  If the relevant authorities find us to be in violation of Chinese laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation: levying fines; revoking our business and other licenses; requiring that we restructure our ownership or operations; and requiring that we discontinue any portion or all of our business.

A slowdown or other adverse developments in the Chinese economy may materially and adversely affect our customers’ demand for our services and our business.

All of our operations are conducted in China and all of our revenues are generated from sales to businesses operating in China.  Although the Chinese economy has grown significantly in recent years, such growth may not continue. we do not know how sensitive we are to a slowdown in economic growth or other adverse changes in Chinese economy which may affect demand for our products.  A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in China may materially reduce the demand for our products and in turn reduce our results of operations.

Controversies affecting China’s trade with the United States could depress the price of our securities.

While China has been granted permanent most favored nation trade status in the United States through its entry into the World Trade Organization, controversies and trade disagreements between the United States and China may arise that depress our the price of our securities.  Political or trade friction between the United States and China, whether or not actually affecting our business, could also materially and adversely affect the prevailing market price of our securities.

There can be no guarantee that China will comply with the membership requirements of the World Trade Organization, which could leave us subject to retaliatory actions by other governments and reduce our ability to sell our products internationally.

China has agreed that foreign companies will be allowed to import most products into any part of China. In the sensitive area of intellectual property rights, China has agreed to implement the trade-related intellectual property agreement of the Uruguay Round. There can be no assurances that China will implement any or all of the requirements of its membership in the World Trade Organization in a timely manner, if at all. If China does not fulfill its obligations to the World Trade Organization, we may be subject to retaliatory actions by the governments of the countries into which it sell our products, which could render its products less attractive, thus reducing revenues and profits.

The implementation of the new PRC employment contract law and increases in the labor costs in China may hurt our business and profitability.

A new employment contract law became effective on January 1, 2008 in China. It imposes more stringent requirements on employers in relation to entry into fixed-term employment contracts, recruitment of temporary employees and dismissal of employees. In addition, under the newly promulgated Regulations on Paid Annual Leave for Employees, which also became effective on January 1, 2008, employees who have worked continuously for more than one year are entitled to paid vacation ranging from 5 to 15 days, depending on the length of the employee’s service. Employees who waive such vacation entitlements at the request of the employer will be compensated for three times their normal daily salaries for each vacation day so waived. As a result of the new law and regulations, our labor costs may increase. There is no assurance that disputes, work stoppages or strikes will not arise in the future. Increases in the labor costs or future disputes with our employees could damage our business, financial condition or operating results.

The Chinese government has been adopting increasingly stringent environmental, health and safety protection requirements, which could hurt our business.

The continuance of our operations depends upon compliance with the applicable environmental, health and safety, fire prevention and other regulations.  Any change in the scope or application of these laws and regulations may limit our production capacity or increase our cost of operation and could therefore have an adverse effect on our business operations, financial condition and operating results.  Our failure to comply with these laws and regulations could result in fines, penalties or legal proceedings. There can be no assurance that the Chinese government will not impose additional or stricter laws or regulations, compliance with which may cause us to incur significant capital expenditures, which it may not be able to pass on to our customers.

Under the New EIT Law, we may be classified as a “resident enterprise” of China.  Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008.  Under the New EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese domestic enterprise for enterprise income tax purposes.  The implementing rules of the New EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the Notice, further interpreting the application of the New EIT Law and its implementation non-Chinese enterprise or group controlled offshore entities.  Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) substantial assets and properties, accounting books, corporate chops, board and shareholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management often resident in China.  A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10% when paying dividends to its non-PRC shareholders.  However, it remains unclear as to whether the Notice is applicable to an offshore enterprise incorporated by a Chinese natural person.  Nor are detailed measures on imposition of tax from non-domestically incorporated resident enterprises are available.  Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

We may be deemed to be a resident enterprise by Chinese tax authorities.  If the PRC tax authorities determine that Hollysys is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations.  In our case, this would mean that income such as interest on financing proceeds and non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, although under the New EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares.

We do not expect any impact on our business and operations under the new EIT Law and its implementing rules as we do not have non-PRC income.

RISKS RELATED TO OUR SHARES

The market price of our common stock is volatile, leading to the possibility of its value being depressed at a time when you want to sell your holdings.

The market price of our common stock is volatile, and this volatility may continue.  Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly. These factors include:

•	our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;
•	changes in financial estimates by us or by any securities analysts who might cover our stock;
•	speculation about our business in the press or the investment community;
•	significant developments relating to our relationships with our customers or suppliers;
•	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in the same industry as we are;
•	customer demand for our products;
•	investor perceptions of the industry in general and our company in particular;
•	the operating and stock performance of comparable companies;
•	general economic conditions and trends;
•	major catastrophic events;
•	announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;
•	changes in accounting standards, policies, guidance, interpretation or principles;
•	loss of external funding sources;
•	failure to maintain compliance with Nasdaq rules;
•	sales of our ordinary shares, including sales by our directors, officers or significant shareholders; and
•	additions or departures of key personnel.

Securities class action litigation is often instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs to us and divert our management’s attention and resources.

Moreover, securities markets may from time to time experience significant price and volume fluctuations for reasons unrelated to operating performance of particular companies. For example, from October until June 2009, securities markets in the United States, China and throughout the world experienced a historically large decline in share price. These market fluctuations may adversely affect the price of our ordinary shares and other interests in our company at a time when you want to sell your interest in us.

We are a “foreign private issuer,” and have disclosure obligations that are different than those of other U.S. domestic reporting companies so you should not expect to receive the same information about us at the same time as a U.S. domestic reporting company may provide.

We are a foreign private issuer and, as a result, we are not subject to certain of the requirements imposed upon U.S. domestic issuers by the SEC. For example, we are not required to issue quarterly reports or proxy statements.  Through the fiscal year ending June 30, 2010, we are allowed six months to file our annual report with the SEC and thereafter must file our annual report within four months of our fiscal year end.  We are not required to disclose certain detailed information regarding executive compensation that is required from U.S. domestic issuers. Further, our directors and executive officers are not required to report equity holdings under Section 16 of the Securities Act.  As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5.  Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, other U.S. domestic reporting companies.  We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer. Violations of these rules could affect our business, results of operations and financial condition.

You may have difficulty enforcing judgments obtained against us.

We are a BVI company and substantially all of our assets are located outside of the United States. Virtually all of our assets and a substantial portion of our current business operations are conducted in the PRC.  In addition, almost all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons.  It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents in the United States and whose assets are located in significant part outside of the United States. In addition, there is uncertainty as to whether the courts of the British Virgin Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.  In addition, it is uncertain whether such British Virgin Islands or PRC courts would be competent to hear original actions brought in the British Virgin Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

Because we are incorporated under the laws of the BVI, it may be more difficult for our shareholders to protect their rights than it would be for a shareholder of a corporation incorporated in another jurisdiction.

Our corporate affairs are governed by our Memorandum and Articles of Association and by the BVI Business Companies Act, 2004 of the BVI.  Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management and the rights of our shareholders differ from those that would apply if we were incorporated in the United States or another jurisdiction.  The rights of shareholders under BVI law are not as clearly established as are the rights of shareholders in many other jurisdictions.  Under the laws of most jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. BVI law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in US jurisdictions.  In addition, the circumstances in which a shareholder of a BVI company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the US.  Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most US jurisdictions.  The directors of a BVI corporation, subject in certain cases to court approval but without shareholder approval, may implement a reorganization, merger or consolidation, the sale of any assets, property, part of the business, or securities of the corporation.  The ability of our board of directors to create new classes or series of shares and the rights attached by amending our Memorandum of Association and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our ordinary shares at a premium over then current market prices. Thus, our shareholders may have more difficulty protecting their interests in the face of actions by our board of directors or our controlling shareholders than they would have as shareholders of a corporation incorporated in another jurisdiction.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. shareholders.

We believe that we are not considered a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our tax year ending June 30, 2009.  However, each year we must make a separate determination as to whether we are a PFIC.  We cannot assure you that we will not be a PFIC for our tax year ending June 30, 2009 or any following tax year.  If a non-U.S. corporation either (i) at least 75% of its gross income is passive income for a tax year or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a tax year) is attributable to assets that produce or are held for the production of passive income, then the non-U.S. corporation will be deemed a PFIC.  The market value of our assets may be determined to a large extent by the market price of our ordinary shares, which is likely to fluctuate after this offering. Furthermore, how we spend as well as how quickly we spend the proceeds from the offering will affect the composition of our income and assets.  If we are treated as a PFIC for any tax year during which U.S. shareholders hold ordinary shares, certain adverse United States federal income tax consequences could apply to such U.S. holders.

ITEM 4.            INFORMATION ON THE COMPANY

A. History and Development of the Company

We were established under the laws of the BVI on February 6, 2006, as HLS Systems International, Ltd., in order to merge with Chardan North China Acquisition Corporation, or Chardan, a Delaware special purpose acquisition company, or SPAC, originally established on March 10, 2005, with the primary purpose of effecting a business combination with an unidentified operating business that has its primary operating facilities located in China, in any city or province north of Yangtze River. On September 20, 2007, we acquired all of the issued and outstanding common stock of Gifted Time, a BVI company.  Simultaneously with the acquisition, Chardan merged with and into us, all of the common stock of Chardan was converted into our ordinary shares, on a one-to-one basis, and we assumed the then outstanding Chardan warrants.  As a result of the foregoing transactions: we acquired a controlling interest in Beijing Hollysys and Hangzhou Hollysys, and an indirect interest in their majority and minority owned subsidiaries, and the consolidated financial statements of Beijing Hollysys and Hangzhou Hollysys became our historical financial statements for reporting purposes.   On July 17, 2009, we changed our name to Hollysys Automation Technologies, Ltd, to more accurately reflect our core value of leveraging proprietary technologies to provide state-of-the-art automation and control solutions for our clients.

Gifted Time and Subsidiaries

Gifted Time was established under the laws of the BVI on September 21, 2005, as a holding company for our indirect PRC subsidiaries, Beijing Hollysys and in Hangzhou Hollysys.

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

During the period from December 2007 to March 2008, Hollysys established a series of wholly owned subsidiaries, namely (i) Beijing S&T, a newly established Chinese domestic enterprise which acquired the original shareholders’ 74.11% equity interest in Beijing Hollysys; (ii) Beijing Helitong, a newly established wholly foreign owned enterprise in China which acquired the original shareholders’ 100% equity interest in Beijing S&T; (iii) World Hope Enterprises Limited, a newly established Hong Kong company which acquired the original shareholders’ 100% equity interest in Beijing Helitong; (iv) Clear Mind Limited, a newly established BVI company which acquired the original shareholders’ 100% equity interest in World Hope, and Clear Mind Limited is 100% owned by Gifted Time.  Through this series of ownership arrangement, Hollysys obtained the 74.11% legal ownership of Beijing Hollysys instead of through consignment agreements. However, there can be no assurance that the PRC authorities will not, in future, challenge the appropriateness of the procedures of the transferring of the ownership of the PRC subsidiaries as the Company did not directly go through the procedures required by the “Regulation of Merger and Acquisition of PRC Enterprises by Foreign Investors.”

Singapore Hollysys

On November 19, 2007, Hollysys entered into a sales and purchase agreement with Fulbond Systems Pte Ltd., or Fulbond Systems, a Singapore based company partially owned by Mr. Kiam Fee Yau, one of our directors, to acquire a 100% interest of Fulbond Systems for a price of SGD$1,066,234 (approximately $744,596).  Pursuant to the sales and purchase agreement, the closing day of this acquisition was November 30, 2007 and after the ownership transfer, we changed the name of Fulbond Systems to “Hollysys (Asia Pacific) Pte Ltd.”  The purchase price was paid in cash on December 11, 2007.  As a result of the transaction, Singapore Hollysys becomes our wholly owned subsidiary and the operating results of Singapore Hollysys is included in our consolidated financial statements, effective from December 1, 2007.  We acquired Singapore Hollysys to serve as our Asia Pacific headquarters to market our automation products within the region as well as in other overseas countries.

B.  Business Overview

Hollysys Automation Technologies Ltd. is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability and efficiency. Founded in 1993, Hollysys has approximately 2,100 employees with 9 sales centers and 13 service centers in 21 cities in China, and serves over 1700 customers in the industrial, railway and nuclear industries. Its proprietary technologies are applied in product lines, including Distributed Control Systems (DCS) and Programmable Logic Controllers (PLC), high-speed railway Train Control Centers (TCC) and Automatic Train Protection (ATP), and safety control product NMS for nuclear power plants. Hollysys is the only certified domestic automation control systems provider to the nuclear industry in China. Hollysys is also one of only five automation control systems and products providers approved by China’s Ministry of Railways in the 200km to 250km high-speed rail segment, and is one of only two automation control systems and products providers approved in the 300km to 350km high-speed rail segment.

We have historically focused our efforts in the area of Distributed Control Systems, or DCS, which are networks of controllers, sensors, actuators and other devices that can be programmed to control outputs based on input conditions and/or algorithms, with a primary concentration in power plant and chemical plant automation systems. However, we also have a significant market presence in the basic materials, pharmaceutical and food and beverage processing industries. Over the past five years, we have devoted significant resources to research and development and sales efforts for rail transportation and nuclear power segments that we believe will have the greatest growth and margin protection over the coming 10 years. We believe that our present leadership position in the high-growth segments is attributable to our vision, execution, and strong research and development capabilities.

We have a reputation in the industry for our comprehensive capabilities in the PRC domestic industrial automation market and have concentrated our focus on the development of this market. We sell our products and services to, or carry out engineering projects for, national or multi-provincial companies with subsidiaries located across 30 provinces in China. To date, we have served more than 1,700 industrial enterprise customers and have undertaken over 8,000 projects.  We believe that the quality of our systems is unsurpassed by local Chinese competitors and is comparable to high-end foreign suppliers of DCS and the history of our projects supports that view.   For example, after three years of review and analysis, BASF, a large multi-national company, has designated us as a potential qualified DCS vendor for the company, a distinction shared with large multinationals such as ABB and Emerson.

Our revenue increased from $102 million in fiscal year 2007, to $121.5 million in fiscal year 2008 and $157.5 million in fiscal year 2009, representing a compounded annual growth rate of approximately 24.3%.  These significant increases reflect our success in exploring new business areas and our increasing market penetration.  We continually seek to broaden our market reach by introducing new technology and improving our profit margin through new business areas such as railway control systems and nuclear power plant control.

Strategy

Our goal is to become one of the world's leading automation and process system companies.  To meet this goal we plan to enhance the core competencies that have made us a leading domestic automation system provider in China, as reflected by our top rank among Chinese producers of DCS in 2007, the only Chinese company qualified to design and manufacture control systems for nuclear power plants, and a leader in the high-speed rail and subway sector.    The principal elements of our core business strategies are as follows:

•
Maintaining a leadership position in China’s DCS Market –  We seek to maintain and further strengthen our position in China as a leading provider of DCS platforms for clients in various industries. Since the majority of our customers operate in a wide range of process industries, especially in infrastructure industries, we stand to be a prime beneficiary of the Chinese government stimulus program of RMB 4 trillion and the macro trend of growth of China's economy.  We plan to aggressively expand our business to fully exploit the anticipated growing demand for DCS products in areas favored by government spending, such as clean energy and other environmentally friendly industries, and infrastructure industries.  Our combination of patented technologies, strong research and development capabilities, ability to leverage strategic alliance to enter and penetrate new market segments, and a comprehensive understanding of the Chinese market should allow us to capitalize on these growth opportunities.

•
Enhancing a leadership position in technology – Hollysys has long been recognized as a pioneer in the development of DCS technology as well as applications.  We are continuously seeking ways to improve our existing product lines while being committed to the development of new applications. In order to maintain our leadership position in technology, we have devoted and will continue to devote significant resources to the research and development process that is undertaken by a group of highly trained and skilled engineers.  We plan to concentrate our research and development resources on our core end market related technologies and products, and new upcoming growth industries, including the 5th generation of proprietary DCS platform, subway signaling system, wind energy related control products and application, and high-speed rail products to compliment our existing high-speed product portfolio.

•
Expansion to Adjacent Markets – In addition to aiming for a global leadership position, our secondary goal is to carefully expand or migrate to adjacent markets that can share or strengthen our core business. We have successfully leveraged our technological foundation and strategic alliance and have expanded our end markets from industrial, to nuclear, to rail over the past 10 years.  We plan to continue duplication of this successful strategy to enter some high-growth and high-margin end-markets, such as wind energy, alternative energy, and waste management.

Products and Services

As a leading provider of automation and control technology and applications in China, we provide our customers with our standard and customized products and corresponding services based on each client’s specific requirements.  We are committed to providing reliable, advanced and cost-effective solutions to help customers optimize their processes to achieve higher quality, greater reliability and better productivity and profitability.

DCS Products:   Our major offering is a comprehensive suite of automation systems for a wide market. Our industrial market clientele ranges from petrochemical, thermal power industries, to cement production and paper making industries, and etc. The two mainstream products for this market segment are our DCS products and our Programmable Logic Controllers, or PLCs.  DCS are a network of controllers, sensors, actuators and other devices that can be programmed to control outputs based on input conditions through logic calculations. In an automated production line, sensors or so-called “instrumentations” are distributed across the production facility to monitor sub-systems like the robots, CNC machines, logistic tools, etc.  These sensors are like human eyes, which monitor the process, and detect any abnormal situations. The information collected from those sensors is then transmitted to the DCS for centralized data processing through communication networks. The brain processes information and generates commands, based on sophisticated algorithm and pre-set parameters.  These commands are then sent to actuators (muscles/bones) through communication devices to execute the orders and maintain production flow.  PLCs are small computer devices installed on machines or equipment, for example, on a factory assembly line, for manufacturing automation.

TCC and ATP Products:  Over the years, Hollysys has successfully scaled its automation application from industrial manufacturing to rail and subway industry, with proprietary product lines including, our Train Control Center, or TCC, product and our Automation Train Protection, or ATP, system.  An ATP essentially acts as the train over-speed protection mechanism, which collects real-time information like speed limit ahead, train operation status, line data, instructions from train control center, then combines with the train parameters to produce train protection curves.  In case of any human errors, like driver’s negligence at the red light, it applies emergency brakes automatically.  TCCs are an on-ground control center at railway stations which monitors route condition, track status, train schedules, distance between trains, and the working status of other essential function devices, and then through logic calculation, generates control instructions and commands.  The command information from the TCC is then transmitted to the ATP located on the locomotives/trains, through track circuits and electronic beacons located at various points along the railway line.

Nuclear Products:  As the only certified domestic automation control systems provider to the nuclear power industry in China, we provide our HOLLiAS NMS product to China’s nuclear power industry.  A nuclear power station is identical in most respects to a normal thermal power station in the sense that steam is used to turn the turbines, which drive the generators, which is called a “conventional island.”  The difference is in the boiler that produces the steam, is the nuclear reactor, which is called the “nuclear island.” In a nuclear station, the nuclear island operates to transform nuclear energy to heat energy, and pass on the steam generated by the steam generator to the conventional island, where steam drives the turbine to generate the electricity, and pass on to the transformer for loading onto the grid.  Our HOLLiAS NMS proprietary control systems are now used in conventional islands for safety and operation control. The know-how was accumulated from our industrial DCS applications in high-end power plants, with much more sophisticated software and hardware specifications, and more stringent production and inspection process. Our safety control product for nuclear islands is currently undergoing development at our 50/50 joint venture with the leading PRC domestic nuclear operator, China Guangdong Nuclear Power Holdings Corporation.

Subway Products:  We have provided our Surveillance Control and Data Acquisition (SCADA) system to China’s subway market for many years, included to customers like the Beijing Subway, Shanghai Metro, Guangzhou Metro, and Shenzhen Metro. SCADA is an open software platform to enable integrated and unified monitoring of all necessary sub-systems of the subway, including the Power Supervisory Control and Data Acquisition System, Building Automatic System, Fire Alarm System, Platform Screen Door System, Access Control System, Closed Circuit Television, Passenger Information System, Passenger Train Information System, and Alarm System.  Given the exponential growth in China’s subway market and the continued growth expected for the decades to come, Hollysys is developing its proprietary Subway Signaling System, based on its strong research and development capability and technical know-how of signaling application accumulated from high-speed rail. The current subway signaling market is predominantly occupied by multi-national corporations, such as Siemens.

Management and Control Integrated Solutions: Based on our careful research of the demand and requirements of manufacturing industries for information technology, we also offer management and control integrated solutions. Our solutions are based on the HOLLiAS (Hollysys Integrated Industrial Automation System) platform, which includes features for the fourth generation of DCS and functions for the international mainstream DCS. HOLLiAS is an open system software platform that integrates various management functions and control systems with procured peripheral equipment, self-produced core hardware and the customer’s existing hardware and software. Using the HOLLiAS platform, we can provide customized solutions to meet the application requirements of different industries.

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

•
Solution design  – We detail the industry specifications and implementation tactics necessary to achieve our customer’s objectives. Hollysys also considers how the new technology will integrate hardware and software integrated in the solution with the customer’s existing hardware and software and how it will be managed on an ongoing basis. Examples of these services include defining functional requirements for the system and our components, developing integration plans and designing of customer-specific system and services applications.

•
Solution implementation – We install the recommended systems to meet our customers' specific requirements. Key activities include project management, hardware procurement and production, software development, configuration and field installation and testing, and development of customized system and services management applications.

•
Maintenance and support services – We emphasize creating value for our clients by providing high quality tailored services.  Our professional, prompt and long-term services include technical services, engineering services to specific industries, application development services and maintenance services.  We provide maintenance and technical support in connection with all of our systems integration projects. These services currently include assistance with the implementation of new system platforms, configuration and programming services for new business processes, and assistance with technology upgrading.   We believe that our policy of on-going maintenance and technical support will help foster long-term relationships with our customers and eventually create significant business opportunities.

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

Our integrated solutions based on our proprietary technology and products create value for and improve the competitive strengths of our customers by:

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

We believe that our product design and applications that are integrated in the solutions are unmatched among our domestic competitors.  We also believe that the sophistication and quality of our products rival those of the multi-national automation and control product suppliers, while our ability to understand and meet the needs of our Chinese customers gives it a leading edge over foreign competitors.  The value of this combination is reflected in our strong revenue and profit growth over the years.

Market for Automation and Controls Solutions

DCS Market

According to the ARC Advisory Group, or ARC, an industry research group, the DCS market in China, as measured by revenue, exceeded $780 million in 2005 and will grow at a compounded annual growth rate of approximately 12% through 2010. ARC further projects that the DCS market, as measured by revenue, will exceed $1400 million by 2010.  The chart below shows the forecast of the DCS market size in China.

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

Currently, the vast majority of the global automation market is still controlled by a handful of multi-national companies, most of them with western roots. Our competition includes some very recognizable names: Honeywell (US); Siemens (Germany); General Electric (US); ABB (Sweden); Rockwell (US); Westinghouse (US); and Hitachi (Japan). The western roots of automation are not surprising, as that is also where industrialization began and progressed the farthest during the 19th and 20th centuries.  However, a new focus of the automation market is China, where the tremendous growth of industrialization is by now a very familiar story. Manufacturing jobs in the US and other western economies over the past two decades have steadily decreased, while China’s industrial base has expanded at the rate of 8.5% annually since 1991. China’s shift from a developing country to one of the world’s leading manufacturers of industrial equipment and consumer goods has created a substantial and growing demand for the automation systems that help to make those manufacturing processes more efficient, reliable and safe.

The industrial automation market was estimated to grow at an annual rate of 16.1% between 2005 and 2009, by ARC. Given the economic downtown experienced over the past year, the growth rate in China DCS market for these two years should be approximately around -5% to flat. In industrial side of our business, our current market share is 10.6%, which was measured by industrial customer brand name usage, from a third party report. Up to date we have implemented over 6500 projects with over 1700 customers.  Clientele base for this segment includes large State-owned enterprises, multi-national companies, and other domestic companies. Our main competitors in this field are global players such as ABB, Siemens, and Emerson, and also Supcon from local.  We believe that the Hollysys brand recognition and market reputation, and our strong research and development capabilities will enable us to enter and penetrate high-margin market segments currently dominated by foreign companies, and will ensure our revenue from this industrial market to grow at a rate continuously exceeding the industry average.

High-Speed Rail and Subway Market

Another exciting end-market for Hollysys is high-speed rail market in China, where we command leading position in providing high-speed passenger train control and protection systems. High-speed rail is a relatively new development in China. The Ministry of Rail of China developed its own high-speed rail signaling technological specifications, one is called C2 for 200-250km/hour train speed category, the other is called C3 for 300-350km/hour train speed.  There are few lines in operation in C2 category in China and there is no operating line for the C3 category.  However, there are 3 lines currently under construction in the C3 category: the Zhengzhou-Xian line, Wuhan-Guangzhou line, and Shenzhen-Guangzhou line. Hollysys is contracted to provide automation and control products for the Zhengzhou-Xian line, and the Shenzhen-Guangzhou line.

China is planning to have 13,000 kilometers of high-speed railways in operation in the year of 2012, exceeding the current capacity of total high-speed railway kilometers of 11,345 kilometers in operation in 19 countries in the world.  According to China’s Ministry of Rail, there are 54 high-speed rail lines planned to be built in China till 2012, among which are expected to be, 16 lines under the C3 category and 38 lines under the C2 category.  The lines are generally described as “4 Horizontals and 4 Verticals,” referring to their positions on the map of China.  The Four Vertical lines include the Beijing-Guangzhou line, Beijing–Shanghai line, Haerbin-Dalian-Shenyang-Beijing line, and Shanghai-Hangzhou-Shenzhen line.  The Four Horizontal lines include the Lanzhou-Xian-Zhengzhou-Beijing line, Shanghai-Wuhan-Chongqiong-Chengdu line, Hangzhou-Changsha-Kunming line, and Shijiazhuang-Qingdao line.  The high-speed rail build-out plan also includes inter-city high-speed lines at the Zhu Jiang River Delta, Yangtze River Delta, and Beijing-Tianjin-Tangshan areas. As one of the five automation products providers under C2 category, and one of the only two automation products providers to C3 segment, we believe that Hollysys is well positioned to benefit from this unprecedented high-speed railway build-out in the world.

Hollysys also provides its proprietary software platform and solutions of Surveillance Control and Data Acquisition (SCADA) to subway market. China subway market is expected to receive significant government spending due to urbanization and environmental concerns of urban public transit system. According to China’s Ministry of Housing and Urban-Rural Development, China subway market will grow from 776 kilometers in 2008 to 4,189 kilometers in 2015, with government estimated investment amounting to $129 billion in the period. With Hollysys more than 5 years of experience in this market and well-recognized brand name, Hollysys is putting in place a strategy to capture this fast-growing market.

Nuclear Market

Hollysys is well-positioned to benefit from China’s nuclear build-out. At present, China’s nuclear power sector is relatively underdeveloped, with the vast majority of power generated by coal-fired power plants. There are currently 11 nuclear stations in operation, providing approximately 9 GW of power, in comparison to the total electricity-generating capacity in China of approximately 700 GW.  This represents a meager 1.3% of the total electricity generated by nuclear energy, lagging far behind the world average of 15% power generated from the nuclear energy, with France being the highest with 70% of its power generated from nuclear.

Driven by clean energy initiatives and the PRC government’s stimulus plan, China’s installed nuclear power generating capacity is expected to reach 70 GW by 2020. Approximately, 1 nuclear reactor generates 1GW electricity. Hollysys has formed a 50/50 joint venture with China’s leading nuclear station operator, China Guangdong Nuclear Power Holdings Corporation, to provide its proprietary non-safety automation and control products to the nuclear stations constructed by China Guangdong Nuclear Power Holdings Corporation. This strategic alliance positions Hollysys to be the dominant nuclear automation system provider in China. China Guangdong Nuclear Power currently owns and operates 4 of the 11 reactors in operation and 14 of the 20 nuclear reactors currently approved for construction.

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

Competition

We compete with various domestic and international producers offering automation systems to the Chinese market.  We believe that our proprietary technology and products provide us with a strong competitive advantage over our domestic Chinese competitors. However, a number of multinational companies, some of whom have substantially greater financial and other resources than we currently have, have been offering first rate automation systems to Chinese customers before us.  We believe that our primary competitors in the market for our products are ABB, Honeywell, Emerson and Siemens.

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

•
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

•
Taxation.  On March 16, 2007, the National People’s Congress, the Chinese legislature, passed the new Enterprise Income Tax Law, or New EIT Law, which became effective on January 1, 2008. The New EIT Law applies a unified enterprise income tax, or EIT, rate at 25% to both FIEs and domestic invested enterprises. According to a grandfathering provision of the Notice on Transitional Preferential Policies of Enterprise Income Tax published by the State Council, enterprises that are subject to an EIT rate below 25% may continue to enjoy such lower rate which will be gradually transitioned to the new EIT rate within five years of the effective date of the New EIT Law, and enterprises that are currently entitled to exemptions from, or reductions in, applicable EIT for a fixed term may continue to enjoy such treatment until the fixed term expires.  Under the New EIT Law, companies designated as High- and New-Technology Enterprises may enjoy a reduced national enterprise income tax of 15%. “Administrative Measures for Assessment of High-New Tech Enterprises,” or Measures, and “Catalogue of High/New Tech Domains Strongly Supported by the State,” or Catalogue (2008), jointly issued by the Ministry of Science and Technology and the Ministry of Finance and State Administration of Taxation set forth general guidelines regarding criteria as well as application procedures for qualification as a High- and New-Tech Enterprise under the New EIT Law. Both Beijing Hollysys and Hangzhou Hollysys have met the qualifications for the High- and New-Technology Enterprise designation and are accordingly subject to a reduced national enterprise income tax of 15%.

•
Dividend Distribution.  Under PRC law, FIEs in China, including Hangzhou Hollysys, may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting principles. In addition, FIEs in China are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year for their general reserves until the accumulative amount of such reserves reaches 50% of registered capital. These reserves are not distributable as cash dividends.  The board of directors of a FIE has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, and expansion (development) funds which may not be distributed to equity owners except in the event of liquidation.  In addition, under the new EIT Law, effective as of January 2008, dividends from Beijing Hollysys to us will be subject to a withholding tax of 5%, whereas those from Hangzhou Hollysys will be subject to a withholding tax of 10%.

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

We actively participate in technology-related conferences and demonstrate our products at trade shows or at exhibitions targeted at our existing and potential customers.  We also evaluate a range of joint-marketing strategies and programs with our business partners in order to take advantage of their strategic relationships and resources.  We also support our customers by offering field services such as maintenance and training services, which help customers to cut cost and improve operating efficiency.  As of June 30, 2009, we employed 205 direct sales personnel who were assigned to three business areas: railway transportation, nuclear power, and DCS.  Sales activities are coordinated from our offices in Beijing and Hangzhou.  All sales staff are responsible for implementing the sales policies established at headquarters.

C. Property, Plants and Equipment

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

Due to rapid growth of our business, we have outgrown our current Beijing facilities and we are currently constructing a new 150,000 square meter facility in the Beijing Yizhuang Economic Development Zone which will have one new production line and sufficient space for addition of another production line as needed.  We have budgeted $51 million for capital expenditure in connection with the construction of this new facility and at June 30 2009, we had already utilized $25 million of this amount.  We expect that the bulk of the remaining capital will be expended in fiscal years 2010 and 2011, which we believe will be well covered by cash generated by our operations.

D. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report.  We are a holding company with no operations of our own.  We conduct our operations in China through our Chinese operating companies, Beijing Hollysys, Hangzhou Hollysys and Hollysys Haotong.

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

	Years Ended June 30,
	2007	2008	2009
Number of new contracts won during the year	1,161	1,293	1,194
Total amount of new contracts (mm)	$138.77	$216.40	$201.66
Average price per contract	$119,526	$167,364	$168,892

	As of June 30,
Backlog Situation:	2007	2008	2009
Contracts newly entered and unfinished (mm)	$67.60	$124.42	$115.52
Contracts started in the prior year and unfinished (mm)	$34.32	$54.03	$73.42
Total amount of backlog (mm)	$101.92	$178.45	$188.94

As indicated above, both the amount of new contracts won and the amount of backlog have been increasing steadily during the past three years.

As a growing company, we have achieved significant progress in the past three years.  Our total consolidated revenues for the fiscal year ended June 30, 2009 was $157.50 million, compared to $121.50 million for the prior fiscal year, representing an increase of 29.6%, followed by a growth of 19.3 % from $101.89 million in fiscal 2007.

Recent Developments

Subsequent to the fiscal year ended June 30, 2009, the Company completed the acquisition of 1.78% minority interest in Beijing HollySys, by cash consideration of RMB 18 million in June and July, 2009.  In view of the intended acquisition, the cash consideration prepaid in June was classified as Deposit for acquisition of equity interest from minority interest on the consolidated balance sheet as of June 30, 2009.

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

Revenue Recognition

Revenues generated from designing, building, and delivering customized integrated industrial automation systems and providing relevant solutions are recognized over the contractual terms based on the percentage of completion method.  The contracts for designing, building, and delivering customized integrated industrial automation systems are legally enforceable binding agreements between the Company and customers.  Performance of these contracts will often extend over long periods, and the Company’s right to receive payments depends on its performance in accordance with these contractual agreements.  The duration of contracts the Company performs is depending on the contract size in terms of dollar amounts.  In general, the bigger the contract size is, the longer the duration of that contract is.  The duration of a small contract is less than one year without including warranty period.  The duration of a large contract is longer than one year without including warranty period.  Including the warranty period, all of contracts have their duration longer than one year, ranging from 16 months to 61 months.   The operating cycle of the Company is determined by a composite of many individual contracts in various stage of completion and is measured by the duration of the average time intervening between the acquisition of materials or service entering the construction process and the substantial completion of contracts.  Based on the historical experience, the operating cycle of the Company exceeds one year.

In accordance with AICPA’s SOP 81-1, “Accounting for Construction Contracts and Certain Production-Type Contracts,” revenue recognition is based on an estimate of the income earned to date, less income recognized in earlier periods.  Estimates of the degree of completion are based on the costs incurred to date comparing to the expected total costs for the contracts.  Revisions in the estimated profits are made in the period in which the circumstances requiring the revision become known.  Provisions, if any, are made currently for anticipated loss on the uncompleted contracts.  Revenue in excess of billings on the contracts is recorded as costs and estimated earnings in excess of billings.  Billings in excess of revenues recognized on the contracts are recorded as deferred revenue until the above revenue recognition criteria are met.  Billings are rendered based on agreed milestones included in the contracts with customers.  There are different milestones among the contracts the Company has won.  In general, there are four milestones: 1) system manufacturing, 2) system delivery, 3) installation, trial-run, and customer acceptance, and 4) expiration of a warranty period.  The amount to be billed when each of the specified milestones is reached has been specified in a contract.  All contracts have the first milestone, but not all contracts have a prepayment.

The Company recognizes 100% of the contractual revenue at the end of customer acceptance stage as the Company estimates that no further major costs will incur under a contract, a signed customer acceptance document has been obtained, and a warranty period starts to count.  Revenues are presented net of taxes collected on behalf of government.

Revenue generated from sales of electronic equipment is recognized when persuasive evidence of an arrangement exists, delivery of the products has occurred, customer acceptance has been obtained, which means the significant risks and rewards of the ownership have been transferred to the customer, the price is fixed or determinable and collectability is reasonably assured.

Inventories

Inventories are composed of raw materials and low value consumables, work in progress, and purchased and manufactured finished goods.  Inventories are stated at the lower of cost or the market value.

On January 1, 2009, the Company elected to change the “costing method” for purchased inventories previously accounted for on the “weighted average basis” to the “first-in, first-out basis”.  The percentage of purchased inventories accounted for under the weighted average method shared approximately 64% of the closing inventories at December 31, 2008.  The Company believe that purchased inventories measured based on first-in first-out basis can better reflect the current value of purchased inventories on the Consolidated Balance Sheet and enhances the matching of future cost of sales with revenues. Since the change of the inventories costing method did not result in a material cumulative difference or a material difference in any one reporting period, and consequently the prior periods figures have not been restated.  The cumulative effect of the accounting change, which was immaterial, was reflected in the results of operations in the year ended June 30, 2009.

The Company makes provisions for estimated excess and obsolete inventory based on its regular reviews of inventory quantities on hand and the latest forecasts of product demand and production requirements from its customers.  The Company writes down inventories for not saleable, excess or obsolete raw materials, work-in-process and finished goods by charging such write-downs to cost of sales.  In addition to write-downs based on newly introduced parts, statistics and judgments are used for assessing a provision on the remaining inventory based on salability and obsolescence..

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

Accounts Receivable and Cost and estimated earnings in excess of billings

Performance of the contracts often will extend over long periods and the Company’s right to receive payments depends on its performance in accordance with these contractual agreements.  The Company bills a customer in accordance with the amount specified under the contract from the cost and estimated earnings in excess of billings when the Company’s performance has reached a milestone.  In general, among four milestones, each interval of two contiguous billings under a contract is within one year (under certain railway control system contracts, the interval of two contiguous billings is longer than one year) and the last billing to be issued for a contract is at the end of the warranty period.  When a customer makes a prepayment at the start of a contract, the amount received will be recorded as deferred revenue.  The deferred revenue would be recognized as revenue under the percentage of completion method along with the progress of a contract.  If no prepayment is received by the Company, revenue would be recognized through cost and estimated earnings in excess of billings.  Accordingly, when a particular milestone is reached, a particular amount of cost and estimated earnings in excess of billings will be transferred into accounts receivable.  Cost and estimated earnings in excess of billings are usually billed within one year.  The Company does not specify credit terms in its invoices and expect that its customers will make their payments upon receipt even though the contract terms say that a specific amount is due when a milestone is reached.  The Company does not require collateral from its customers.  Based on the prevailing collection practice in China, it is a reasonable expectation for the enterprises in automation industry to take over one year to collect accounts receivable.

The Company issues invoices to its customers without specifying credit terms and consequential interests charge for late payments by its customers.  The Company reviews the status of contracts periodically and decided how much allowance for doubtful accounts should be made based on factors surrounding the credit risk of customers, as well as its historical experience.  The Company set up bad debt allowance for an individual customer if there is a deterioration of the customer’s creditability and the assessed probability of default is higher than the historical experience.

Impairment of Long-Lived Assets

The Company adopts the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets.  Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.  Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

Goodwill and Impairment Test

Goodwill resulting from an acquisition is measured at the excess of the cost of the business combination over the fair value of the assets acquired and liabilities assumed.  Goodwill will not be amortized, instead be tested for impairment at least annually as prescribed by SFAS No. 142.  When impairment occurs, the carrying value of goodwill is written down and a charge is recorded against net income.  .

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”, which requires an entity to recognize deferred tax liabilities and assets.  Deferred tax assets and liabilities are recognized for the future tax consequence attributable to the difference between the tax bases of assets and liabilities and their reported amounts in the financial statements.  Deferred tax assets and liabilities are measured using the enacted tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

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

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (“SFAS No. 141(R)”).  SFAS No. 141(R) changes accounting for acquisitions that close beginning in 2009.  SFAS No. 141R broadens the guidance of SFAS No. 141, extending its applicability to all transactions and other events in which one entity obtains control over one or more other businesses.  It broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations.  SFAS No. 141R expands on required disclosures to improve the statement users’ abilities to evaluate the nature and financial effects of business combinations.  SFAS No. 141R is effective for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the potential impact on the adoption of SFAS No. 141(R) that may have on its financial position, result of operations and cash flow.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, An Amendment of ARB No. 51” (“SFAS No. 160”).  SFAS No. 160 requires that a noncontrolling interest in a subsidiary be reported as equity and the amount of consolidated net income specifically attributable to the noncontrolling interest be identified in the consolidated financial statements.  It also calls for consistency in the manner of reporting changes in the parent’s ownership interest and requires fair value measurement of any non-controlling equity investment retained in a deconsolidation.  SFAS No. 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company does not anticipate that the adoption of SFAS No. 160 will have significant impact on the Company’s financial disclosures.

In March 2008, FASB released SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged and is required to be adopted by the Company in the first quarter of fiscal year 2010. The Company does not anticipate that the adoption of SFAS No. 161 will have significant impact on the Company’s financial disclosures.

In April 2009, the FASB issued FSP 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4”). FSP 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. FSP 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP 157-4 is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. FSP 157-4 does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, FSP 157-4 requires comparative disclosures only for periods ending after initial adoption. The adoption of FSP 157-4 in the fourth quarter of fiscal 2009 did not have a material impact on the Company’s financial position or results of operations.

In May 2009, the FASB issued SFAS No. 165 “Subsequent Events” (“SFAS No. 165”), which provides guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS No. 165 also requires entities to disclose the date through which subsequent events were evaluated as well as the rationale for why that date was selected. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. SFAS No. 165 is effective for interim and annual periods ending after June 15, 2009. The adoption of SFAS No. 165 in the fourth quarter of fiscal 2009 did not have a material impact on the Company’s financial position or results of operations.

In June 2009, the FASB issued SFAS No. 166 “Accounting for Transfers of Financial Assets” (“SFAS No. 166”). This statement is intended to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement in transferred financial assets. This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. Earlier application is prohibited. This Statement must be applied to transfers occurring on or after the effective date. The Company is currently evaluating the potential impact on the adoption of SFAS No. 166 may have on the Company’s financial position, result of operations and cash flow.

In June 2009, the FASB issued SFAS No. 167 “Amendments to FASB Interpretation No. 46(R)” (“SFAS No. 167”). SFAS 167 seeks to improve financial reporting by enterprises involved with variable interest entities. SFAS No. 167 is applicable for annual periods after November 15, 2009 and interim periods therein and thereafter. The Company is currently evaluating the potential impact on the adoption of SFAS No. 167 may have on the Company’s financial position, result of operations and cash flow.

In June 2009, the FASB issued SFAS No. 168 “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 168”).  The FASB approved the FASB Accounting Standards Codification (the “Codification”) as the single source of authoritative non-governmental U.S. GAAP to be launched on July 1, 2009. The Codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered nonauthoritative. The Codification is effective for interim and annual periods ending after September 15, 2009. The Company does not anticipate that the adoption of SFAS No. 168 will have significant impact on the Company’s financial position, result of operations and cash flow.

Financial Position

The following are some financial highlights for the fiscal year ended June 30, 2009:

•
Total assets increased by $92.71 million, from $252.73 million as of June 30, 2008 to $345.44 million as of June 30, 2009.  The increase was mainly due to a significant increase of $64.63 million in cash and cash equivalents, an increase of $8.44 million in cost and estimated earnings in excess of billings, an increase of $2.64 million in amount due from related parties, an increase of $19.32 million in property, plant and equipment, and an increase of $3.81 million in long-term investment.

•
Accounts receivable at June 30, 2009 was $56.55 million, a decrease of $3.85 million, or 6.4%, compared to $60.40 million at June 30, 2008.  The decrease was mainly due to our increased efforts made in accounts collection.

•
Cost and estimated earnings in excess of billings as of June 30, 2009 were $51.09 million compared to $42.65 million as of June 30, 2008, representing an increase of $8.44 million, or 19.8%. The increase was mainly attributable to the increase in total revenues.

•	Inventory as of June 30, 2009 was $18.84 million, a decrease of $5.83 million, or 23.6%, compared to $24.67 million at June 30, 2008.

•
Property, plant and equipment increased by $19.32 million, or 69.5%, from $27.78 million at June 30, 2008, to $47.10 million at June 30, 2009, mainly due to significant input in construction of the new facility, which in expected to be completed in fiscal year 2010.

•
Long-term investment at June 30, 2009 was $13.57 million, an increase of $3.81 million, or 39.0%, compared to $9.76 million at June 30, 2008. The increase in long-term investment was mainly due to an additional cash injection of $3.66 million (equivalent to RMB 25 million) made to Beijing Techennergy Co., Ltd..

•
Total liabilities at June 30, 2009 were $149.42 million, increased by $61.63 million, or 70.2%, compared to $87.79 million at June 30, 2008. The increase in liabilities was mainly due to an increase of $35.91 million in short-term and long-term bank loans, an increase of $14.24 million in accounts payable, and an increase of $10.93 million in construction costs payable.

•
Bank loans at June 30, 2009 increased by $35.91 million, or 307.87%, from $11.66 million in fiscal year 2008 to $47.57 million in fiscal year 2009. Of the total increase, $36.59 million (equivalent to RMB 250 million) was a government-subsidized special-purpose loan in connection with the new facility in construction.

•	Construction costs payable related to the new facility was $10.93 million and nil as of June 30, 2009 and 2008, respectively, as the construction progress improved significantly in fiscal 2009.

•	Accounts payable at June 30, 2009 was $37.42 million, representing an increase $14.24 million, or 61.4%, compared to $23.18 million at June 30, 2008.

Operating Results

Comparison of Fiscal Years Ended June 30, 2009 and 2008

Operating Revenues:  For the year ended June 30, 2009, total revenues amounted to $157.50 million, an increase of $36.00 million, compared to $121.50 million for the prior fiscal year, representing a significant increase of 29.6%.

Integrated contract revenue accounted for $149.30 million of total revenues, an increase of $36.95 million, or 32.9%, compared to $112.36 million for the prior fiscal year.  The increase in revenues was mainly attributable to a significant increase of $30.47 million in railway automation and control and system integration projects for subway systems. Such contracts were for larger contract amounts and at a higher gross profit rate.

Approximately $8.20 million of total revenues related to product revenue, a decrease of $0.94 million, or 10.3%, compared to $9.14 million in product revenue for the prior year.  Product revenue depends on overall demand for the Company’s spare parts for customers’ maintenance and replacement purposes during the 2009 fiscal year.

Revenue Backlog:  An important measure of the stability and growth of the Company’s business is the size of its backlog, which represents the total amount of unrecognized revenue associated with existing contracts.  Any deferral of revenue recognition is reflected in an increase in backlog as of the end of current period.  Our backlog as of June 30, 2009, amounted to $188.94 million, representing an increase of $10.49 million, or 5.9%, compared to $178.45 million as of June 30, 2008.

Of the total backlog as of June 30, 2009, the unrecognized revenue associated with new contracts signed in the 2009 period was $115.52 million and the carry forward amount of the outstanding contracts from the prior year was $73.42 million.  The total backlog as of June 30, 2008 comprised of $124.42 million from new contracts signed in fiscal year 2008, and $54.03 million from contracts carried forward from prior year.

Cost of Revenues:  Cost of revenues can be divided into cost of integrated contracts and cost of products sold, in line with the categories of revenues.  For the year ended June 30, 2009, the total cost of revenues amounted to $102.92 million, an increase of $18.05 million, or 21.3%, compared to $84.87 million for the prior fiscal year.  The increase was due to an $18.01 million increase in the cost of integrated contracts, and a $0.04 million year over year increase in the cost of products sold.

The cost of integrated contract revenue consists primarily of three components: cost of equipment and materials, labor costs and other manufacturing expenses incurred from designing, building and delivering customized automation solutions to customers. The total cost of integrated contracts was $99.42 million for the fiscal year ended June 30, 2009, compared to $81.41 million for the prior fiscal year, representing an increase of $18.01 million, or 22.1%.  The increase was primarily due to an increase of $18.08 million in the cost of equipment and materials related to the higher cost of equipment imported for the railway automation and control projects and system integration projects for subway systems during the 2009 period. Labor cost accounted for 4.8% of the cost of integrated contract revenue for the 2009 period, compared to 7.5% for the prior fiscal year; cost of equipment and materials accounted for 78.7%, compared to 73.9% for the prior fiscal year; and other manufacturing expenses accounted for 16.4%, compared to 18.5% for the prior fiscal year. Labor cost accounted for 3.2% of the integrated contract revenue for the 2009 period, compared to 5.5% for the prior fiscal year, which the change was caused by the components of cost of integrated contracts which varied in accordance with customer specifications in the 2009 period. Cost of equipment and materials accounted for 52.4%, compared to 53.6% for the prior fiscal year.  Other manufacturing expenses accounted for 10.9%, which decreased from 13.4% for the prior fiscal year, mainly due to the Company’s efficiency improved during the 2009 fiscal year. The cost components of integrated contracts were determined and varied according to requirements of different customers.

Sales of products represent sales of spare parts (either self-made or purchased from outside vendors) to customers for maintenance and replacement purposes.  The products purchased from outside vendors have different functions and capabilities from our self-made products.  We decide whether or not to purchase from outside vendors or make the necessary products ourselves, based on the needs and preferences of different customers and efficiency considerations.  Therefore, as a percentage of the cost of products sold, the self-made products and outsourced products have varied significantly from time to time.  As our self-made products generally contribute higher margins than products purchased from outside vendors, sales of a greater portion of self-made products generally result in lower costs of products sold.  The cost of products sold for fiscal year ended June 30, 2009 was $3.50 million, an increase of $0.04 million, compared to $3.46 million for the prior fiscal year.

Gross Margin:  For the year ended June 30, 2009, as a percentage of total revenues, the overall gross margin was 34.7%, compared 30.1% for the prior fiscal year, primarily because of the increase in gross margin for integrated contracts.  The gross margin for integrated contracts was 33.4% for the year ended June 30, 2009, compared to 27.5% for the prior year.  The increase in gross margin for integrated contracts was due mainly to our different sales mix during the 2009 period, as a higher proportion of railway automation and control projects generated a higher margin.  The gross margin for products sold was 57.3% for the fiscal year ended June 30, 2009, compared to 62.2% for the prior fiscal year.

Selling Expenses:  Selling expenses mainly consist of compensation, traveling and administrative expenses related to marketing and sales and promotion activities of the Company’s marketing and credit departments.  Selling expenses were approximately $10.02 million for the fiscal year ended June 30, 2009, an increase of 3.5%, or $0.34 million, compared to $9.68 million for the prior fiscal year, mainly due to increase in payroll expense for sales personnel during the 2009 period.  As a percentage of total revenues, selling expenses accounted for 6.4% and 8.0% for the fiscal year ended June 30, 2009 and 2008, respectively.  The Company has established guidelines to monitor and evaluate sales performance for its products to customers in different industries and regions to control selling expenses.

General and administrative expenses:  General and administrative expenses mainly include compensation, traveling and other administrative expenses of non-sales-related departments, such as the planning and finance department, information systems department and human resources department.  General and administrative expenses amounted to $48.98 million for the fiscal year ended June 30, 2009, representing an increase of $22.39 million, or 84.2%, compared to $26.59 million for the prior fiscal year.  The increase in general and administrative expenses was mainly due to the increase of $22.24 million in the stock compensation expense on the modification of earn-out shares and granted options. Excluding stock compensation expenses and option expenses, general and administrative expenses should be $9.42 million and $9.50 million, or 6.0% and 7.8% as a percentage to total revenues, for the fiscal years ended June 30, 2009 and 2008, respectively.

Pursuant to the stock purchase agreement under the re-domestication merger, the Company agreed to issue 2 million shares to the original stockholders of Gifted Time if the Company could achieve or exceed an after-tax profit of $32 million for the 12 months ended December 31, 2008.  After-tax profit was computed using US GAAP and referred to comprehensive income, excluding (i) any after-tax profits from any acquisition by the Company or its subsidiaries that involved the issuance of securities that had a dilutive effect on the holders of common stock of the Company, and (ii) any expenses related to the issue of the aforesaid shares.  Management determined that the Company achieved such earn-out target for the abovementioned period and the board approved the issuance of the earn-out shares.  The Company has accounted for the fair value of the aforesaid shares to be issued for the year ended June 30, 2009 as stock compensation expenses and $17.0 million was recorded in the statement of income. On June 15, 2009, the Company and the original stockholders of Gifted Time agreed to amend the stock purchase agreement to cancel the remaining 7 million incentive shares issuable to the original Gifted Time stockholders under the stock purchase agreement for the calendar years ended December 31, 2009, 2010, and 2011, in exchange for the immediate issuance of 4 million shares to the original Gifted Time stockholders. The Company has accounted for the fair value of the aforesaid 4 million shares as stock compensation expenses and $22.24 million was recorded in the statement of income.

Research and Development Expenses: Research and development expenses comprise mostly employee compensation, materials consumed and experiment expenses for specific new product research and development, and any expenses incurred for basic research on advanced technologies. For the fiscal year ended June 30, 2009, research and development expenses were $8.83 million, compared to $3.83 million for the prior fiscal year. The $5.0 million, or 130.3%, increase was mainly due to increased R&D activities during the 2009 period.  As a percentage of total revenues, research and development expenses was 5.6% and 3.2% for the fiscal years ended June 30, 2009 and 2008, respectively.

VAT Refunds:  The local governments in Beijing and Hangzhou provide financial subsidies out of the value added tax they collect in order to encourage the research and development efforts of certain enterprises.  Beijing HollySys and Hangzhou HollySys both received such refunds.  All VAT refunds were accounted for based on hard evidence that the operations of those companies were entitled to receive these refunds or that cash had been received.  For the fiscal year ended June 30, 2009, VAT refunds were $5.94 million, compared to $6.16 million for the prior fiscal year, decreased by $0.22 million, or 3.5%.  As a percentage of total revenues, VAT refunds were 3.8% and 5.1% for the fiscal years ended June 30, 2009 and 2008, respectively.

Income (loss) from Operations:  Income from operations decreased by $10.00 million, or 372.2%, from $2.69 million for the fiscal year ended June 30, 2008, to a loss of $7.31 million for the fiscal year ended June 30, 2009.  The decrease in income from operations was primarily due to the increase in stock compensation expenses related to the 4 million share issuance as a result of cancellation of future years’ incentive share program and option grants.  Excluding stock compensation expenses, operating income as a percentage of total revenues for the fiscal year ended June 30, 2009 was $32.25 million, or 20.5%, as compared to $19.77 million, or 16.3% as a percentage of total revenues for the prior year, an increase that was mainly due to the increase in gross margin level.

Interest Expenses, Net:  For the year ended June 30, 2009, net interest expenses decreased by $3.35 million, or 77.8%, from $4.30 million for the prior year, to $0.95 million for the current period.  The decrease was primarily due to the recognition of $3.24 million in the amortization of discounts and interests on notes payable related to a bridge loan for prior fiscal year, as compared to nil for the current year.  Excluding the interests and amortization of discounts on notes payable related to a bridge loan, net interest expense as a percentage of total revenue would be 0.6% and 0.9% for the fiscal year ended June 30, 2009 and 2008, respectively.

Government Subsidy: The local governments in Beijing and Hangzhou provide financial subsidies to encourage development of certain enterprises.  Beijing HollySys and Hangzhou HollySys both received such subsidies.  All subsidies were accounted for based on hard evidence that the operations of those companies were entitled to receive these subsidies or that cash had been received. Gross subsidy income received from the government amounted to $1.76 million and $3.16 million for the fiscal year ended June 30, 2009 and 2008, respectively, a decrease of $1.40 million, or 44.3%.

Income Tax Expenses:  For the year ended June 30, 2009, the Company’s income tax expense was $3.06 million for financial reporting purposes, an increase of $1.97 million, as compared to an income tax expense of $1.09 million for the prior year.  Such increase of income tax expenses was mainly due to a deferred tax adjustments recorded in the prior year.

Minority Interest:  The minority interest of the Company includes other parties’ interests in Beijing HollySys, Hangzhou HollySys and Haotong.  The weighted average minority interests in these operating entities were 25.89%, 10.36% and 31.45%, respectively, for fiscal year ended June 30, 2009, as compared to 25.89%, 10.36% and 48.12%, respectively, for the prior fiscal year. The decrease in minority interest in Haotong is mainly due to the acquisition of the remaining 30% share capital of Haotong by the Company during the year. The minority interest for the fiscal year ended June 30, 2009 was $5.19 million, an increase of $2.35 million, or 83.1%, from $2.83 million for the prior year. Such increase was primarily due to more profit contributed by Beijing HollySys and Hangzhou Hollysys for the current year.

Net income (loss) and Earnings (loss) per share:  For the fiscal year ended June 30, 2009, the Company’s net loss amounted to $(13.85) million or $(0.31) per diluted share, a decrease of $12.17 million, or $0.27 per diluted share, as compared to a net loss of $(1.68) million, or $(0.04) per diluted share, for the prior year.  Such decrease was primarily due to the increase of $22.47 million in stock compensation expenses related to incentive shares and granted options, offset by the decrease of $3.24 million in amortization of discounts and interests on notes payable related to the bridge loan during the 2008 period.

Comparison of Fiscal Years Ended June 30, 2008 and 2007

Operating Revenues:  For the year ended June 30, 2008, total revenues amounted to $121.50 million, an increase of $19.61 million, compared to $101.89 million for the prior fiscal year, representing a significant increase of 19.3%.  Of the total revenues of $121.50 million, the integrated contract revenue accounted for $112.36 million, an increase by $14.98 million, compared to $97.38 million for the prior fiscal year, representing a 15.4% increase.  The increase of revenue was due to a greater number of integrated contracts being performed during the 2008 fiscal year.  There were 2,378 contracts being performed for the year ended June 30, 2008 compared to 2,089 contracts for the prior fiscal year, a 13.8% increase.  Such increase was mainly contributed by a significant increase of $12.30 million in system integration projects for subway systems.  Of the $121.50 million of total revenues, approximately $9.14 million related to product revenue, an increase of approximately $4.63 million, compared to $4.51 million of product revenue for the prior year, a 102.9% increase.  Such increase reflects an increasing demand for the Company’s equipment and parts for customers’ maintenance and replacement purposes during this fiscal year.

Revenue Backlog:  An important measure of the stability and growth of the Company’s business is the size of its backlog, which represents the total amount of unrecognized revenue associated with existing contracts.  Any deferral of revenue recognition is reflected in an increase in backlog as of the end of current period.  The backlog as of June 30, 2008 amounted to $178.45 million, representing an increase of 75.09%, compared to $101.92 million as of June 30, 2007.  Of the total backlog as of June 30, 2008, the unrecognized revenue associated with new contracts signed in the current period was $124.42 million and the carry forward amount of the outstanding contracts from the prior year was $54.03 million, while the total backlog as of June 30, 2007 comprised of $67.60 million from new contracts signed in fiscal year 2007, and $34.32 million from contracts carried forward from prior year, respectively.

Cost of Revenues:  For the year ended June 30, 2008, the total cost of revenues amounted to $84.87 million, an increase by $18.77 million, compared to $66.10 million for the prior fiscal year, representing a 28.39% increase.  The increase was due to the facts that cost of integrated contracts increased by $17.13 million, and cost of products sold increased by $1.64 million year over year.  Cost of revenues can be divided into cost of integrated contracts and cost of products sold, in line with the categories of revenues.  The cost of integrated contract revenue consists primarily of three components: cost of equipment and materials, labor costs and other manufacturing expenses incurred from designing, building and delivering customized automation solutions to customers.  The total cost of integrated contracts was $81.41 million for the fiscal year ended June 30, 2008, compared to $64.28 million for the prior fiscal year, representing an increase of $17.13 million, or a 26.6% increase.  The increase was primarily due to the following factors: 1) an increase of $16.48 million in cost of equipment and materials, as higher cost of equipment imported for the system integration projects for subway systems; and 2) an increase of $1.14 million in labor cost, primarily due to the increase in average labor salary and welfare costs.

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

Gross Margin:  For the year ended June 30, 2008, as a percentage of total revenues, the overall gross margin was 30.1%, compared 35.1% for the prior fiscal year, primarily because of the drop in gross margin for integrated contracts.  The gross margin for integrated contracts was 27.5% for the year ended June 30, 2008 compared to 34.0% for the prior year.  The decrease in gross margin for integrated contracts was due mainly to different sales mix, as a higher proportion of system integration projects on subway systems which generated a lower margin of around 11%, which is much lower than the average margin level of above 30% for industrial automation projects.  The gross margin for products sold was 62.2% for the fiscal year ended June 30, 2008 compared to 59.6% for the prior fiscal year.

Selling Expenses:  Selling expenses mainly consist of compensation, traveling and administrative expenses related to marketing and sales and promotion activities of the Company’s marketing and credit departments.  Selling expenses were approximately $9.68 million for the fiscal year ended June 30, 2008, an increase of 27.8%, or approximately $2.10 million, compared to approximately $7.58 million for the prior fiscal year.  Of the total increase, $1.10 was related to payroll expense of sales personnel, $0.21 million was for travel expense, $0.36 million was for sales promotion and advertisement, and $0.44 million was for other selling expenses and overheads.  As a percentage of total revenues, selling expenses accounted for 8.0% and 7.4% for the fiscal year ended June 30, 2008 and 2007, respectively.  The Company has established guidelines to monitor and evaluate sales performance for its products to customers in different industries and regions to control selling expenses.

General and administrative expenses:  General and administrative expenses mainly include compensation, traveling and other administrative expenses of non-sales-related departments, such as the planning and finance department, information systems department and human resources department.  The legal and accounting expenses associated with the efforts of the Company to enter into a business combination with HollySys are also a component of general and administrative expenses.

General and administrative expenses amounted to $26.54 million for the fiscal year ended June 30, 2008, an increase of $19.40 million, compared to $7.14 million for the prior fiscal year, representing an increase of 273.8%.  The increase in general and administrative expenses was mainly due to the stock compensation expense on earn-out shares of $17.0 million incurred for fiscal year 2008 while nil for the prior year, and an increase of $2.32million in allowance for doubtful debts. As a percentage to total revenues, general and administrative expenses were 21.8% and 7.0% for the fiscal years ended June 30, 2008 and 2007, respectively.  Excluding the stock compensation expenses, general and administrative expenses as a percentage to total revenues would be 7.9% for the fiscal year ended June 30, 2008.

Pursuant to the stock purchase agreement under the re-domestication merger, the Company will issue 2 million shares to the original stockholders of Gifted Time if the Company can achieve or exceed an after-tax profit of $23 million for the 12 months ended December 31, 2007.  After-tax profit shall be computed using US GAAP and refers to the comprehensive income; provided that the computation shall exclude (i) any after-tax profits from any acquisition by the Company or its subsidiaries that involved the issuance of securities that has a dilutive effect on the holders of common stock of the Company, and (ii) any expenses related to the issue of the aforesaid shares.  Management determined that the Company has achieved such earn-out target for the abovementioned period and the issuance of the earn-out shares is subject to Board approval.  The Company has accounted for the fair value of the aforesaid shares to be issued for the year ended June 30, 2008 as stock compensation expenses and $17.0 million was recorded in the statement of income.

Research and Development Expenses:  Research and development expenses comprise mostly employee compensation, materials consumed and experiment expenses for specific new product research and development, and any expenses incurred for basic research on advanced technologies.  For the fiscal year ended June 30, 2008, research and development expenses were $3.83 million, compared to $3.86 million for the prior fiscal year. As a percentage to total revenues, gross research and development expenses was 3.2% and 3.8% for the fiscal years ended June 30, 2008 and 2007, respectively.

VAT Refunds:  The local governments in Beijing and Hangzhou provide financial subsidies out of the value added tax they collect in order to encourage the research and development efforts of certain enterprises.  Beijing HollySys and Hangzhou HollySys both received such refunds.  All VAT refunds were accounted for based on hard evidence that the operations of those companies were entitled to receive these refunds or that cash had been received.  For the fiscal year ended June 30, 2008, VAT refunds were $6.16 million, compared to $4.31 million for the prior fiscal year, increased by $1.85 million, or 42.8%. As a percentage to total revenues, VAT refunds were 5.1% and 4.2% for the fiscal years ended June 30, 2008 and 2007, respectively.

Income (loss) from Operations:  Income from operations decreased by $18.84 million, or 87.5%, from $21.53 million for the fiscal year ended June 30, 2007 to $2.69 million for the fiscal year ended June 30, 2008, was primarily due to the stock compensation expenses recognized. Excluding the $17.0 million stock compensation expenses, as a percentage to total revenues, the operating income for the fiscal year ended June 30, 2008 was 16.2% compared to 21.1% for the prior year.  The decrease as a percentage of total revenues was mainly due to the decline in gross margin level.

Interest Expenses, Net:  For the year ended June 30, 2008, net interest expenses decreased by $3.31 million, or 43.4%, from $7.61 million for the prior year to $4.30 million for the current period.  The decrease was primarily due to the decrease of $3.16 million in the amortization of discounts and interests on notes payable.  As a percentage of total revenues, the net interest expense for the fiscal year ended June 30, 2008 was 3.5%, compared to 7.5% for the prior fiscal year. Excluding the interests and amortization of discounts on notes payable, as a percentage to total revenue, the net interest expense would be 0.9% and 1.2% for the fiscal year ended June 30, 2008 and 2007, respectively.

Government Subsidy:  The local governments in Beijing and Hangzhou provide financial subsidies to encourage development of certain enterprises.  Beijing HollySys and Hangzhou HollySys both received such subsidies.  All subsidies were accounted for based on hard evidence that the operations of those companies were entitled to receive these subsidies or that cash had been received. Gross subsidy income received from the government amounted to $3.16 million and $4.19 million for the fiscal year ended June 30, 2008 and 2007, respectively, decreased by $1.03 million, or 24.5%.

Income Tax Expenses:  For the year ended June 30, 2008, the Company’s income tax expense was $1.09 million for financial reporting purposes, a decrease by $1.41 million whereas the income tax expense was $2.50 million for the prior year.  Such decrease of income tax expenses was due mainly to a special PRC tax benefit on research and development expenditures of and deferred tax adjustments recorded during this period.

Minority Interest:  The minority interest of the Company includes other parties’ interests in Beijing HollySys, Hangzhou HollySys and Haotong.  The ownership interests of minorities in these two operating entities were 25.89%, 10.36% and 48.12%, respectively.  The minority interest for the fiscal year ended June 30, 2008 was $2.83 million, slightly decrease by $0.23 million from $3.06 million for the prior year.

Net income (loss) and Earnings (loss) per share:  For the fiscal year ended June 30, 2008, the Company’s net loss amounted to $(1.68) million or $(0.04) per diluted share, a decrease by $14.76 million or $0.61 per diluted share as compared to a net income of $13.08 million or $0.57 per diluted share for the prior year.  Such decrease was primarily due to the $17.0 million in stock compensation expenses, offset by the decrease of $3.24 million in amortization of discounts and interests on notes payable.

Liquidity and Capital Resources

Cash Flow and Working Capital

As of June 30, 2009 and 2008 we had approximately $128.89 million and $64.25 million, respectively, in cash and cash equivalents. We believe our working capital is sufficient to meet our present requirements.  To date, we have financed our operations primarily through cash flows from financing and operating activities.  As of June 30, 2009, we had total assets of $345.44 million, of which cash amounted to $128.89 million, accounts receivable amounted to $56.55 million and inventories amounted to $18.84 million. While working capital was approximately $182.85 million, equity amounted to $173.54 million and our current ratio was approximately 2.81.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the 12-month periods ended June 30, 2007, 2008 and 2009:

Cash Flow Item	Fiscal Years Ended June 30,
	2007	2008	2009
Net cash (used in) provided by operating activities	3,772,439	(3,931,073)	40,127,458
Net cash (used in) provided by investing activities	(34,853,478)	(11,865,752)	(11,940,293)
Net cash (used in) provided by financing activities	29,539,350	59,208,327	35,882,189
Effect of exchange rate changes on cash and cash equivalents	2,231,202	9,170,295	562,754
Net increase (decrease) in cash and cash equivalents	689,513	52,581,797	64,632,108
Cash and cash equivalents, beginning of year	10,979,248	11,668,761	64,250,558
Cash and cash equivalents, end of year	11,668,761	64,250,558	128,882,666

Operating Activities

For the year ended June 30, 2009 net cash provided by operating activities was $40.13 million, compared to net cash used in operating activities of $3.93 million for prior fiscal year 2008.  The net cash inflow from operating activities in fiscal year 2009 was primarily due to a decrease in inventories of $5.31 million, an increase in accounts payable of $13.06 million, an increase in tax payable of $3.02 million, and the reconciling item in net income of $39.56 million in stock compensation expenses; which were partially offset by an increase in cost and estimated earnings in excess of billings of $8.3 million, an increase in amount due from related parties of $4.58 million. The decrease in inventories was mainly due to increase in revenues and costs, the increase in accounts payable was primarily due to better credit terms provided by suppliers. The increase in accounts receivable was consistent with increase in revenues.

For the year ended June 30, 2008 net cash used in operating activities was $3.93 million, compared to net cash provided by operating activities of $3.77 million for prior fiscal year 2007.  The net cash outflow from operating activities in fiscal year 2008 was primarily due to an increase in accounts receivables of $18.56 million, an increase in inventories of $11.0 million, which were partially offset by an increase in advance from customers of $9.05 million, and the reconciling item in net income of $17.0 million in stock compensation expenses.  The increase in accounts receivables was primarily due to the increase in revenues, the increase in inventories was primarily due to higher products demand expected in future and the increase in procurement for imported equipment for subway projects.  The increase in advance from customers was consistent with a higher revenue backlog at the fiscal year end.

For the year ended June 30, 2007 net cash provided by operating activities was $3.77 million, compared to net cash provided by operating activities of $7.29 million for prior fiscal year 2006.  The net cash inflow from operating activities in fiscal year 2007 was primarily due to the net income for the year of $13.08 million together with the reconciled non-cash items of amortization of discount to notes payable of $4.82 million and minority interest of $3.06 million, an increase in accounts payable of $5.77 million, an increase in advance from customers of $2.02 million and increase in accruals and other payable of $2.21 million; which were partially offset by an increase in accounts receivable of $20.71 million, and an increase in inventories of $5.87 million.  The increase in accounts receivables was primarily due to the increase in revenues, the increase in inventories was primarily due to higher products demand expected in future.  The increase in accounts payable was primarily due to the better credit terms that we were able to get from our suppliers and an increase in our business volume.  The increase in advance from customers was consistent with a higher revenue backlog at the fiscal year end.

Investing Activities

For the year ended June 30, 2009 and 2008, net cash used in investing activities was $11.94 million and $11.87 million, respectively.  The net cash used in investing activities for the fiscal year 2009 consisted mainly of a cash outflow of $8.73 million in the purchase of fixed assets, a cash outflow of $3.90 million in the acquisition of long term investments, a cash outflow of $2.20 million prepaid for minority interest, and cash proceeds of $2.10 million from disposal of an equity investee.

For the year ended June 30, 2008 and 2007, net cash used in investing activities was $11.87 million and $34.85 million, respectively.  The net cash used in investing activities for the fiscal year 2008 consisted mainly of a cash outflow of $10.03 million in purchase of fixed assets and an increase in amounts due from related parties of $2.34 million in connection with an advance payment for the sourcing of construction materials for our new headquarters.

For the year ended June 30, 2007, net cash used in investing activities was $34.85 million.  The net cash used in investing activities for the fiscal year 2007 consisted mainly of an increase in a note receivable from the then sole stockholder of $30 million and a $3.06 million addition in long-term investments.

Financing Activities

For the year ended June 30, 2009 and 2008, net cash provided by financing activities was $35.88 million and $59.21 million, respectively.  The net cash inflow from financing activities in fiscal year 2009 primarily comprise proceeds from long-term bank loans of $36.61 million related to the ongoing construction of our new facility, with interest subsidized by the government.

For the year ended June 30, 2008 and 2007, net cash provided by financing activities was $59.21 million and $29.54 million, respectively.  The cash generated by financing activities in fiscal year 2008 consisted mainly of:

•
A cash inflow of $57.21 million raised from warrants exercised during the period from October 17 to December 17, 2007, in connection with the Company’s call of warrants issued by Chardan during the Chardan IPO process and the subsequent exercise of warrants to purchase 11,442,614 shares at $5.0 per share and the redemption of warrants to 57,386 shares at $0.01 per share, and the Company’s collection of cash proceeds of $57.21 million and paid $573.86 to the holders of 57,386 shares of warrants for redemption purposes;

•
A net cash inflow of $32.06 million related to proceeds from reorganization and recapitalization, as we completed our re-domestication merger with Hollysys on September 20, 2007, and Hollysys acquired the net assets of Chardan as of the acquisition date, which amounted to $32.06 million in cash.

•
A net cash inflow of $11.48 million raised from issuing bonds in connection with a RMB80 million three-year, 6.68% (payable semiannually) corporate bond issuance by Beijing HollySys on December 25, 2007, with maturity on December 28, 2010.  In connection with the bond issuance, Beijing Zhongguancun Science and Technology Guaranty Co., Ltd. undertook joint and several guarantee liabilities in full in favor of Beijing HollySys. Concurrently, the China Development Bank has authorized its business department to undertake joint and several guarantee liability in respect of the guarantee liabilities of Beijing Zhongguancun Science and Technology Guaranty Co., Ltd. Beijing HollySys also pledged its property located in Beijing with a net book value of $5.4 million, as at June 30, 2008, to Beijing Zhongguancun Science and Technology Guaranty Co., Ltd. as a collateral;

•	A cash outflow of $29.987 million used to pay off the principal and related interest of the bridge loan, which was incurred prior to fiscal year 2007;

•	A net cash outflow of $12.92 million in repayments to short-term bank loans; and

•	A cash proceed of $4.76 million and repayments of $3.40 million from / to long-term bank loans.

For the year ended June 30, 2007, net cash provided by financing activities was $29.54 million.  The net cash inflow from financing activities in fiscal year 2007 primarily consisted of proceeds from notes payable of $29.987 million related to a bridge loan, proceeds from short term bank loans of $6.49 million, and was partially offset by repayments to long term bank loans of $5.10 million and dividend paid to then shareholders and minority interests of $1.91 million.

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

We use standard project development life cycle models, including the waterfall model, increment model, iterative model and prototype. As a technology leader we continually develop and patent new automation technologies.  We also continually review and evaluate technological changes affecting the automation and integrated system industries and invest substantially in application-based research and development. We currently employ over 490 staff in the research and development department or engaged in research and development work.

Our core technologies achieved from our research and development efforts include:

1.	Large scale software platform architecture design;

2.	Proprietary network design and development technologies;

3.	Safety computer platform design and manufacturing;

4.	Efficient I/O (Input/Output) signal processing design technology; and

5.	Embedded system design and manufacturing.

We are committed to incorporating the latest advances in electronics and information system technology into its products and, whenever possible, developing state-of-the-art proprietary products based on its extensive internal expertise and research efforts.  We currently spend approximately 3-6% of our annual revenues on research and development.  Our recent major research and development focuses include:

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

Intellectual Property Rights

We rely on a combination of copyright, patent, trademark and other intellectual property laws, nondisclosure agreements and other protective measures to protect our proprietary rights.  We also utilize unpatented proprietary know-how and trade secrets and employ various methods to protect our trade secrets and know-how. As of June 30, 2009, we held 59 software copyrights, 62 authorized patents, 11 patent applications and 23 registered trademarks.  Our earliest software copyrights will expire in 2048.  Our invention patents have terms of 20 years (with the first issued patent expiring in 2010), and our utility patents and design patents have terms of 10 years (with the first issued patent expiring in 2010).

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

We market our DCS products mainly under the brand name of “HOLLiAS.”  Our brand name is well-established and is recognized an associated with high quality and reliable products by industry participants and customers. We have obtained trademark protection for our brand name “HOLLiAS” in the PRC. In addition, we have also registered or applied for a series of trademarks including brand names for us and our products. The trademarks are issued for 10-year periods (and may be renewed prior to expiration).

Market Trends

Other than as disclosed in the foregoing disclosures and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2009 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Off-Balance Sheet Arrangements

We do not believe that there are any off-balance sheet arrangements that have or are reasonably likely to have a material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, including long-term and short-term loans and operating leases and capital and operational commitments as of June 30, 2009.

	Total	Less than 1 year	1-3 years	3-5 years	5-7 years
Short-Term Bank Loans	5,854,887	5,854,887	-	-	-
Long-Term Bank Loans	41,716,067	5,123,026	6,586,748	14,637,216	15,369,077
Long-Term Bonds Payable and Related Interests	12,843,982	782,213	12,061,769	-	-
Operating Lease Obligations	947,265	522,996	401,356	22,913	-
Purchase Obligations	68,339,226	68,339,226
Total	129,701,427	80,622,348	19,049,873	14,660,129	15,369,077

Other than the contractual obligations and commercial commitments set forth above, we did not have any other long-term debt obligations, operating lease obligations, capital commitments, purchase obligations or other long-term liabilities as of June 30, 2009.

Operating Lease Commitment

The Company leases premises under various operating leases.  Rental expenses under operating leases included in the statement of income were $345,715, $545,796 and $1,105,473 for the years ended June 30, 2007, 2008 and 2009, respectively.

At June 30, 2009, the Company was obligated under operating leases requiring minimum rentals as follows:

Years Ending June 30,

2010	$522,996
2011	345,429
2012	55,927
2013	22,913
2014 and onward	-

Total minimum lease payments	$947,265

Purchase Commitment

As of June 30, 2009, the Company had approximately $68 million in purchase obligations for the coming fiscal year, for purchases of equipment, mainly for fulfillment of in-process or newly entered contracts resulting from the expansion of our operations. Other than the contractual obligation and commercial commitments set forth above, we do not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities.

Safe Harbor

All information included in Item 5.E of this Item is deemed to be a “forward looking statement” as that term is defined in the statutory safe harbors, except for historical facts.  The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act shall apply to all forward-looking information provided in Item 5.E and F of this Item.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management as of the date of this annual report.

Name	Age	Position

Li Qiao	51	Chairman of the Board
Changli Wang	45	Chief Executive Officer and Director
Peter Li	44	Chief Financial Officer
Kerry S. Propper	34	Director
Kiam Fee Yau	63	Director
Colin Sung	42	Independent Director
Jerry Zhang	37	Independent Director
Leonard Hafetz	69	Independent Director
Jianyun Chai	47	Independent Director
Qingtai Chen	71	Independent Director

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

Mr. Peter Li has been our Chief Financial Officer since February 1, 2009.  Mr. Li has also served, since August 2008, as a Director of CS China Acquisition Corp. (CSACF.OB), an OTCBB listed company engaging in seeking business combination with a Chinese operating company; has served since November 2008, as an independent director and audit committee chairman for China Valves Technology, Inc. (CVVT.OB), an OTCBB listed company of manufacturing metal valves in China; and has served since June 2008, as an independent director and audit committee chairman for Yuhe International Inc., an OTCBB listed company (YUII.OB) in the broiler breeding business in China.  Prior to joining us, Mr. Li served Yucheng Technologies Ltd. ("Yucheng") (NASDAQ: YTEC), a leading IT service provider to banking industry in China as a Senior Advisor, from February 2008 to February 28, 2009, and as CFO from October 2004 through February 2008.  Prior to his tenure at Yucheng, Mr. Li worked in corporate financial management with various companies, including as Internal Controller at Lenovo, one of the world’s largest makers of personal computers.  Mr. Li graduated from Beijing Foreign Studies University with a B.A. and received a Master of Education from the University of Toronto.  Mr. Li is a Certified General Accountant in Ontario, Canada, and is fluent in English and Mandarin.

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

B. Compensation

Executive Compensation

The aggregate cash compensation paid to our executive officers as a group was $488,799.  Except options to purchase 450,000 ordinary shares granted to our CFO Peter Li on January 20, 2009, which were priced at $2.24 per share, and with expiry period of 10 years from the date of grant and vest over a period of 3 years, we have not granted any stock options or stock appreciation rights, any awards under long-term incentive plans, or any other non-cash compensation to any of our executive officers during this period.

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

For the fiscal year ended June 30, 2009, the aggregate cash compensation paid to our directors as a group was approximately $204,000.

2006 Equity Plan

On September 7, 2007, the stockholders of Chardan approved the 2006 Equity Plan (the “Equity Plan”).  The Equity Plan was assumed by Hollysys as of the closing of the merger of Chardan with and into Hollysys.  The Equity Plan reserves 3,000,000 shares of our ordinary shares for issuance in accordance with the plan’s terms.  A description of the Equity Plan is set forth in the Proxy Statement/Prospectus of our Registration Statement on Form S-4 (No. 333-132826), under the heading “Chardan 2006 Equity Plan”, and is incorporated herein by reference.  No options, restricted stock or other awards under the Equity Plan have been issued to date.

Employment Agreements

Our subsidiary, Gifted Time, has entered into a three-year employment agreement with each of Dr. Changli Wang and Madame Li Qiao.  Dr. Wang was employed as the chief executive officer, and Madame Qiao Li was the chairperson. The executives are also entitled to insurance benefits, five weeks vacation, a car and reimbursement of business expenses and, if necessary, relocation expenses. The agreements are terminable by Gifted Time for death, disability and cause.  The executive may terminate for good reason, which includes Gifted Time breach, the executive’s not being a member of the board of directors, and change of control.  The agreements contain provisions for the protection of confidential information and a three-year-after employment non-competition period within China. On January 20, 2009, we also entered into a three-year employment agreement with Mr. Peter Li, pursuant to which Mr. Li agreed to serve as our Chief Financial Officer, effective as of February 1, 2009.  In addition to management of our corporate finances, Mr. Li’s duties include oversight of our corporate strategy, investor relationship management and acquisitions.  His compensation includes salaries, options, benefits, and bonuses.

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

C. Board Practices

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

Independence of Directors

We have elected to follow the rules of NASDAQ to determine whether a director is independent.  Our board will also consult with counsel to ensure that our board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors.  Rule 5605(a)(2) of Listing Rules of The Nasdaq Stock Market, Inc., or the Nasdaq Listing Rules, defines an “independent director” generally as a person, other than an officer of the Company, who does not have a relationship with the Company that would interfere with the director’s exercise of independent judgment.  Consistent with these considerations, our board has affirmatively determined that, Messrs. Colin Sung, Leonard Hafetz, Jerry Zhang, Jianyun Chai and Qingtai Chen are our independent directors.

Board Committees

Our board has established an audit committee, a compensation committee and a corporate governance and nominating committee.  Each committee is comprised solely of independent directors within the meaning of Rule 5605(a)(2) of the Nasdaq Listing Rules, and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the Exchange Act.

Audit Committee

Our audit committee consists of Messrs. Colin Sung, Qingtai Chen and Jerry Zhang with Mr. Sung serving as the Chair.  Our board has determined that all of our audit committee members are independent directors within the meaning of applicable NASDAQ listing rules, and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the Exchange Act.

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

Compensation Committee

Our compensation committee consists of Messrs. Jerry Zhang, Jianyun Chai and Colin Sung, with Jerry Zhang serving as its Chair.  Our board has determined that all of our compensation committee members are independent directors within the meaning of applicable NASDAQ listing rules, and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the Exchange Act.

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

D. Employees

We had 1,736, 1,689 and 1,276 employees as of June 30, 2009, 2008 and 2007, respectively.  Substantially all of our employees are located in China.  The following table sets forth our employees as of June 30, 2009 based on their functional area within the Company:

Category	Number of Employees
Sales & Marketing	257
Research and development	517
Engineering	482
Production	207
Management	273
Total	1,736

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

E. Share Ownership

The following table sets forth information, as of September 25, 2009, with respect to the beneficial ownership of our ordinary shares by (i) each person who is known by us to beneficially own more than 5% of our ordinary shares; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group.  The address of each of the persons set forth below is in care of Hollysys Automation Technologies Ltd., 10 Jiancaicheng Middle Road, Xisanqi, Haidian District, Beijing, People's Republic of China, 100096.

Name & Address of Beneficial Owner	Office, if Any	Title of Class	Amount & Nature of Beneficial Ownership (1)		Percent of Class (2)
Officers and Directors
Changli Wang	CEO and	Ordinary Shares	6,590,718	(3)	14.35%
	Director
Li Qiao	Chairman	Ordinary Shares	3,619,104	(4)	7.88%
Peter Li	CFO	Ordinary Shares	150,000	(5)
Kerry Propper	Former CFO,	Ordinary Shares	242,000	(6)	*
c/o Chardan Capital Markets	Director
17 State Street, Suite 2575
New York, NY 10004
Colin Sung	Director	Ordinary Shares	30,000	(7)	*
Jerry Zhang	Director	Ordinary Shares	24,000	(8)	*
Leonard Hafetz	Director	Ordinary Shares	20,000	(9)	*
Yau Kiam Fee	Director	Ordinary Shares	20,000	(10)	*
Qingtai Chen	Director	Ordinary Shares	12,500	(11)	*
Jianyun Chai	Director	Ordinary Shares	12,500	(12)	*
All officers and directors as a group		Ordinary Shares	10,720,822	(13)	23.19	%(13)
(10 persons named above)
5% Securities Holder
Shengheng Xu		Ordinary Shares	2,328,660	(14)	5.07%
c/o Acclaimed Insight Investments
Limited
102 Xingshikou Rd, Haidian District
Beijing, China 100093
Changli Wang	CEO and	Ordinary Shares	6,590,718	(3)	14.35%
	Director
Xuesong Song		Ordinary Shares	6,342,988	(15)	13.81%
c/o Allied Earn Investments Limited
Rm 1109, 67 Beishuan Xilu Dadi,
Scientific & Technological Mansion
Haidian District,
Beijing, China 100080
Plus View Investments Limited		Ordinary Shares	5,265,535	(17)	11.46%
Rm 1103, 67 Beishuan Xilu Dadi,
Scientific & Technological Mansion
Haidian District,
Beijing, China 100080
Time Keep Investments Limited		Ordinary Shares	4,066,825	(15)	8.85%
Rm 1109, 67 Beishuan Xilu Dadi,
Scientific & Technological Mansion
Haidian District,
Beijing, China 100080
Li Qiao	Chairman	Ordinary Shares	3,619,104	(4)	7.88%
Ace Lead Profits Limited		Ordinary Shares	2,971,662	(3)	6.47%
Jack Silver		Ordinary Shares	2,657,000	(16)	5.78%
c/o SIAR Capital LLC
660 Madison Avenue
New York, NY 10021
All persons named above as a group		Ordinary Shares	27,315,005		58.80%

* Less than 1%.

(1)
Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Except as otherwise indicated, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)
A total of 45,942,614 shares of our ordinary shares as of September 25, 2009 are outstanding pursuant to SEC Rule 13d-3(d)(1).  For each beneficial owner above, any options or warrants exercisable within 60 days have been included in the denominator.

(3)
The securities reported as held by Dr. Wang represent 2,971,662 shares of our common stock held indirectly through Ace Lead Profits Limited, 681,471 shares held indirectly through Billion Bright International Limited, 681,471 shares held indirectly through Excellent Link Enterprises Limited, 681,471 held indirectly through Golden Result Enterprises Limited, 681,471 held indirectly through Long Result Limited and 893,172 held indirectly through Sure Grow Profits Limited.  The foregoing entities are all British Virgin Islands entities that are wholly-owned and controlled by Dr. Wang therefore he may be deemed to be the beneficial owner of the ordinary shares held by them.

(4)
The securities reported as held by Mme. Qiao represent 889,344 ordinary shares held by Faith Best Profits Limited, 682,440 shares held by OSCAF International Company Limited, 682,440 shares held by Glory Pearl International Limited, 682,440 shares held by Jumbo Growth International Limited, and 682,440 shares held by Pearl Success Investments Limited.  The foregoing entities are all British Virgin Islands entities that are wholly-owned and controlled by Mme. Qiao. Therefore Mme. Qiao may be deemed to be the beneficial owner of the ordinary shares held by them.

(5)	The securities reported as held by Mr. Li include options to purchase 150,000 ordinary shares that are vested or are to be vested within 60 days from the date hereof.

(6)
The securities reported as held by Mr. Propper include 222,000 ordinary shares owned directly by Mr. Propper and options to purchase 20,000 shares of our Common Stock that are vested or are to be vested within 60 days from the date hereof.

(7)	The securities reported as held by Mr. Sung include options to purchase 30,000 ordinary shares that are vested or are to be vested within 60 days from the date hereof.

(8)	The securities reported as held by Mr. Zhang include options to purchase 24,000 ordinary shares that are vested or are to be vested within 60 days from the date hereof.

(9)	The securities reported as held by Mr. Hafetz include options to purchase 20,000 ordinary shares that are vested or are to be vested within 60 days from the date hereof.

(10)	The securities reported as held by Mr. Yau include options to purchase 20,000 ordinary shares that are vested or are to be vested within 60 days from the date hereof.

(11)	The securities reported as held by Mr. Chen include options to purchase 12,500 ordinary shares that are vested or are to be vested within 60 days from the date hereof.

(12)	The securities reported as held by Mr. Chai include options to purchase 12,500 ordinary shares that are vested or are to be vested within 60 days from the date hereof.

(13)
The securities reported as held by officers and directors as a group includes options to purchase ordinary shares that are vested or that will vest within the next 60 days and the percentage of ownership assumes that such options have been exercised.

(14)
The securities reported as held by Shengheng Xu represent ordinary shares include 606,951 ordinary shares owned directly by Mr. Xu and 1,721,709 ordinary shares held by Acclaimed Insight Investments Limited, or Acclaimed Insight, a BVI company, which is owned and controlled by Mr. Xu; therefore Mr. Xu may be deemed to be the beneficial owner of the ordinary shares beneficially owned by Acclaimed Insight.

(15)
The securities reported as held by Xuesong Song represent ordinary shares held by entities owned and controlled by Mr. Song as follows: 1,032,300 shares held by Allied Earn Investments Limited, a BVI company; 4,066,825 shares held by Time Keep Investments Limited, a BVI company, 843,863 shares held by Upper Mix Investments Limited, a BVI company and 400,000 shares held by Waybest Profits Limited, a BVI company; therefore Mr. Song may be deemed to be the beneficial owner of the ordinary shares beneficially owned by each of them.

(16)
The securities reported as held by Jack Silver represent ordinary shares held by Sherleigh Associates Inc. Profit Sharing Plan, a trust of which Mr. Silver is the trustee, therefore Mr. Silver may be deemed to be the beneficial owner of the ordinary shares beneficially owned by Sherleigh Associates Inc. Profit Sharing Plan.

(17)
Plus View Investments Limited is a BVI company owned and controlled by An Luo; therefore An Luo may be deemed to be the beneficial owner of the ordinary shares beneficially owned by Plus View Investments Limited.

None of our major shareholders have different voting rights from other shareholders.  We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6.E “Directors, Senior Management and Employees — Share Ownership.”

B. Related Party Transactions

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

•
Dismissal Agreement:  On March 19, 2008, APH and Dr. Changli Wang, individually and on behalf of the parties which had previously been shareholders of Gifted Time, entered into a dismissal agreement, or Dismissal Agreement. The Dismissal Agreement resulted in: (i) the dismissal and termination of the agreement by which APH acquired the Gifted Time shares from the shareholders, (ii) the assignment to the former shareholders of Gifted Time of the shares of Hollysys stock held by APH and the rights to the earnout shares issuable under the stock purchase agreement, in the event specified after-tax operating profit goals are met, and (iii) the termination and cancellation of the $200 million note issued by APH in connection with its acquisition of the Gifted Time shares.  As a result, the 22,200,000 shares of Hollysys held by APH have been transferred to Shengheng Xu (4,898,652), Qinglin Mei (1,224,552), An Luo (2,016,648), Dr. Changli Wang (6,441,108), Li Qiao (3,536,904) Xuesong Song (4,082,136).

•
On June 5, 2009, the Company and the original shareholders of Gifted Time agreed to amend the amended and restated securities purchase agreement, dated February 9, 2007, between the Company and the original shareholders of Gifted Time, to terminate the Company’s obligation to issue up to 7 million remaining shares in aggregate to the original shareholders, if the Company achieves certain pre-determined performance thresholds for fiscal years 2009, 2010, and 2011. The original selling shareholders previously earned 4 million shares under this plan when the Company achieved the performance thresholds set for  2007 and 2008.  As a condition to and as consideration for such termination of the Company’s obligation, the Company agreed to enter into a side letter agreement, dated as of June 5, 2009, with the original shareholders, pursuant to which the Company agreed to immediately issue 4 million shares to the original shareholders.

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed herein.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

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

B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

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

	The OTCBB Price per Common Stock/Ordinary Shares		The OTCBB Price per Warrant		The OTCBB Price per Unit		Nasdaq (2) Price per Share

	High	Low	High	Low	High	Low	High	Low
Annual Market Prices
Year 2005 (from August 3, 2005)	$6.00	$5.15	$1.86	$0.70	$9.30	$6.15	N/A	N/A
Year 2006	$12.90	$5.74	$7.45	$1.65	$27.50	$9.10	N/A	N/A
Year 2007 (until September 20, 2007)	$8.70	$7.20	$3.65	$2.46	$15.85	$12.29	N/A	N/A
Year 2008 (from September 21, 2007 through June 30, 2008)(1)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Year 2009	N/A	N/A	N/A	N/A	N/A	N/A	$7.30	$2.03

Quarterly Market Prices
First Quarter 2008 ended September 30, 2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Second Quarter 2008 ended December 31, 2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Third Quarter 2008 ended March 31, 2008	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fourth Quarter 2008 ended June 30, 2008	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
First Quarter 2009 ended September 30, 2008	N/A	N/A	N/A	N/A	N/A	N/A	$7.30	$3.50
Second Quarter 2009 ended December 31, 2008	N/A	N/A	N/A	N/A	N/A	N/A	$4.24	$2.03
Third Quarter 2009 ended March 31, 2009	N/A	N/A	N/A	N/A	N/A	N/A	$3.30	$2.17
Fourth Quarter 2009 ended June 30, 2009	N/A	N/A	N/A	N/A	N/A	N/A	$6.78	$3.08
First Quarter 2010 ended September 25, 2009	N/A	N/A	N/A	N/A	N/A	N/A	$10.10	$5.27

Monthly Market Prices
April 2009	N/A	N/A	N/A	N/A	N/A	N/A	$4.30	$3.08
May 2009	N/A	N/A	N/A	N/A	N/A	N/A	$5.74	$4.48
June 2009	N/A	N/A	N/A	N/A	N/A	N/A	$6.78	$5.18
July 2009	N/A	N/A	N/A	N/A	N/A	N/A	$6.90	$5.52
August 2009	N/A	N/A	N/A	N/A	N/A	N/A	$7.03	$6.00
September 2009	N/A	N/A	N/A	N/A	N/A	N/A	$10.10	$6.00

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

C. Markets

See our disclosures under “Item 9. A. Offer and Listing.”

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable

B. Memorandum and Articles of Association

The following represents a summary of certain key provisions of the Company’s amended and restated memorandum and articles of association.  The summary does not purport to be a summary of all of the provisions of our memorandum and articles of association and of all relevant provisions of BVI law governing the management and regulation of BVI companies.

Register

The Company was incorporated in the BVI on February 6, 2006 under the BVI Business Companies Act, 2004, or the 2004 Act.  The Company’s memorandum of association authorizes the issuance of up to 100,000,000 ordinary shares of $0.001 par value, and (ii) 1,000,000 preferred shares of $0.001 par value.

Objects and Purposes

The Company’s a memorandum of association grants the Company full power and capacity to carry on or undertake any business or activity and do any act or enter into any transaction not prohibited by the 2004 Act or any other BVI legislation.

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

To the fullest extent permitted by the 2004 Act, none of our directors shall be personally liable to the Company or its shareholders for or with respect to any acts or omissions in the performance of his or her duties as a director of the Company.

Rights and Obligations of Shareholders

Dividends

Subject to the 2004 Act, the directors may, by resolution of directors, declare dividends and distributions by the Company to members and authorize payment on the dividends or distributions so long as that immediately after the distribution, the value of the Company’s assets exceeds its liabilities and the Company is able to pay its debts as they fall due.  Any distribution payable in respect of a share which has remained unclaimed for three years from the date when it became due for payment shall, if the board of the directors so resolves, be forfeited and cease to remain owing by the Company.  The directors may, before authorizing any distribution, set aside out of the profits of the Company such sum as they think proper as a reserve fund, and may invest the sum so set apart as a reserve fund upon such securities as they may select.

The holder of each ordinary share has the right to an equal share in any distribution paid by the Company.

Voting Rights

Each ordinary share confers on the shareholder the right to one vote at a meeting of the members or on any resolution of members on all matters before the shareholders of the Company.

Rights in the event of winding up

The holder of each ordinary share is entitled to an equal share in the distribution of the surplus assets of the Company on a winding up.

Redemption

The Company may purchase, redeem or otherwise acquire and hold its own shares with the consent of members whose shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted by the 2004 Act or any provision of the amended and restated memorandum of association or the amended and restated articles of association to purchase, redeem or otherwise acquire the shares without their consent.

The Company may purchase, deem or otherwise acquire its shares at a price lower than the fair value if permitted by, and then only in accordance with, the terms of the amended and restated memorandum of association or the amended and restated articles of association or a written agreement for the subscription for the shares to be purchased, redeemed or otherwise acquired.

Changes in the rights of shareholders

The directors are authorized to issue new classes or series of shares and the rights attached thereto.  However, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not the Company is being wound-up, must be varied with the consent in writing of all the holders of the issued shares of that class or series or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series.

Meetings

An annual meeting of members must be held each year at such date and time as may be determined by the directors and if requested to do so by members holding at least 30%  of the voting rights in respect of the matter for which the meeting is being held.  No less than ten days and not more than sixty days notice of meetings is required to be given to members.

A meeting of members is properly constituted if at the commencement of the meeting there are two members present in person or by proxy or (in the case of a member being a corporation) by its duly authorized representative representing not less than one third of the votes of the shares or class or series of shares entitled to vote on resolutions of members to be considered at the meeting.

A member shall be deemed to be present at the meeting if he participates by telephone or other electronic means and all members participating in the meeting are able to hear each other.

An ordinary resolution of members may be approved at a duly constituted meeting of members by the affirmative vote of a simple majority of the votes of those members entitled to vote and voting on the resolution.

A special resolution of members may be approved at a duly constituted meeting of members by a vote of not less than two-thirds of votes of those members entitled to vote.

A meeting of members convened to consider a special resolution (other than an annual general meeting) may be called on short notice if members holding not less than 90% of the total number of shares entitled to attend the meeting and vote on all matters to be considered at the meeting waive the required notice for the meeting.  Attendance at the meeting is deemed to constitute waiver.

The inadvertent failure of the directors to give notice of a meeting to a member, or the fact that a member has not received notice, does not invalidate the meeting.

A member may be represented at a meeting of members by a proxy who may speak and vote on behalf of the member.  A written instrument giving the proxy such authority must be produced at the place appointed for the meeting before the time for holding the meeting at which such person proposes to vote.

Limitations on Ownership of Securities

There are no limitations on the right of non-residents or foreign persons to own the Company’s securities imposed by BVI law or by the Company’s amended and restated memorandum of association and articles of association.

Change in Control of Company

A special resolution of members is required for the Company to issue shares of the Company or securities convertible into shares of the Company resulting in a change of control of the Company.  Additionally, the board of directors has the power to issue preferred shares with such rights attaching to them as they decide and that this power could be used in a manner that would delay, defer of prevent a change of control of our company.

Ownership Threshold

There are no provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Changes in Capital

Subject to the provisions of the 2004 Act, we may, by a resolution of directors or members, amend the Company’s memorandum and articles of association to increase or decrease the number of shares authorized to be issued.  The directors of the Company may, by resolution, authorize a distribution (including a capital distribution) by the Company at a time, of an amount, and to any members they think fit if they are satisfied, on reasonable grounds, that the Company will, immediately after the distribution, satisfy the solvency test.  The solvency test is satisfied if the value of the Company’s assets exceeds its liabilities, and the Company is able to pay its debts as they fall due.

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

Redemption

Our ordinary shares are not redeemable at a shareholder’s option.  We may redeem our shares only with the consent of the shareholders whose shares are to be redeemed, except that the consent from the shareholders is not needed under the circumstances of compulsory redemption, which occurs at the request of the shareholders holding 90% of the votes of the outstanding ordinary shares entitled to vote, of the remaining issued shares.

Takeover provisions

The Memorandum and Articles of Association of our company does not alter the general provisions of BVI law and therefore measures such as a “poison pill” would have to be in place before a takeover offer, as, if not, the directors could be seen as exercising their powers for an improper purpose in trying to introduce such a measure.

Furthermore, the creation of additional class of shares would require an amendment to the Memorandum of Association of our Company, which would usually require a special resolution of shareholders.  However, our directors are empowered to amend the relevant clauses of the Memorandum of Association for the purposes of creating new classes or series of shares and the rights attached thereto and may amend the Articles of Association to take into account of any ancillary changes required, provided that the directors do not however, have the power to amend the memorandum and articles to (a) restrict the rights or powers of the members to amend the memorandum or articles, (b) to change the percentage of members required to pass a resolution to amend the memorandum and articles, or (c) in circumstances where the memorandum or articles cannot be amended by the members.

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

Indemnification

Under our Memorandum and Articles of Association, we must indemnify our directors or any person who is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise against expenses (including legal fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with legal, administrative or investigative proceedings to which they are a party or are threatened to be made a party by reason of their acting as our directors or agents.  To be entitled to indemnification, these persons must have acted honestly and in good faith and in what he believes to be the best interest of the Company, and they must have had no reasonable cause to believe their conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Mergers and similar arrangements

Under the laws of the BVI, two or more companies may merge or consolidate in accordance with Section 170 of the 2004 Act.  A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company.  In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders.

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

C. Material Contracts

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

D. Exchange Controls

BVI Exchange Controls

There are no material exchange controls restrictions on payment of dividends, interest or other payments to the holders of our ordinary or preferred shares or on the conduct of our operations in the BVI, where we were incorporated.  There are no material BVI laws that impose any material exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of our ordinary or preferred shares.  BVI law and our Amended and Restated Memorandum and Articles of Association do not impose any material limitations on the right of non-residents or foreign owners to hold or vote our ordinary or preferred shares.

Exchange Controls in China

Under the Foreign Currency Administration Rules promulgated in 1996 and revised in 1997, and various regulations issued by State Administration of Foreign Exchange, or SAFE, and other relevant PRC government authorities, RMB is convertible into other currencies without prior approval from SAFE only to the extent of current account items, such as trade related receipts and payments, interest and dividends and after complying with certain procedural requirements.  The conversion of RMB into other currencies and remittance of the converted foreign currency outside PRC for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from SAFE or its local office.  Payments for transactions that take place within China must be made in RMB.  Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad.  Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local office.  Unless otherwise approved, domestic enterprises must convert all of their foreign currency proceeds into RMB.

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

E. Taxation

The following is a general summary of certain material BVI, China and U.S. federal income tax considerations.  The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective shareholder.  The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect.

BVI Taxation

The BVI does not impose a withholding tax on dividends paid by us to holders of our ordinary shares, nor does the BVI levy any capital gains or income taxes on us.  Further, a holder of our ordinary shares who is not a resident of the BVI is exempt from the BVI income tax on dividends paid with respect to the ordinary shares.  Holders of ordinary shares are not subject to the BVI income tax on gains realized on the sale or disposition of the ordinary shares.

Our ordinary shares are not subject to transfer taxes, stamp duties or similar charges in the BVI.  However, as a business company, we are required to pay the BVI government an annual license fee based on the number of shares we are authorized to issue.

There is no income tax treaty or convention currently in effect between the United States and the BVI.

Taxation in China

In 2007, the PRC government promulgated the new Enterprise Income Tax Law, or EIT Law, and the relevant implementation rules, which became effective on January 1, 2008. Under the EIT Law and its implementation rules, all domestic and foreign investment companies will be subject to a uniform enterprise income tax at the rate of 25% and dividends from PRC subsidiaries to their non-PRC shareholders will be subject to a withholding tax at a rate of 20%, which is further reduced to 10% by the implementation rules, if the non-PRC shareholder is considered to be a non-PRC tax resident enterprise without any establishment or place within China or if the dividends payable has no connection with the non-PRC shareholder’s establishment or place within China, unless any such non-PRC shareholder’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. In addition, pursuant to the EIT Law, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC, should be treated as resident enterprises for PRC tax purposes However, it is currently uncertain whether we may be deemed a resident enterprise, or how to interpret whether any income or gain is derived from sources within China.  See “Risk Factors - Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”  If we, as a BVI company with substantially all of our management located in China, were treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which would have an impact on our effective tax rate.

United States Federal Taxation

The following is a discussion of the material U.S. federal tax consequences of the ownership of our ordinary shares by U.S. Holders (as described below).  It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s situation.  The discussion applies to investors in shares that hold the shares as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

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

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof.  These laws are subject to change, and can change on a retroactive basis.  “U.S. Holder” means a beneficial owner of shares that, for U.S. federal income tax purposes, is: a citizen or resident of the United States; a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or an estate or trust the income of which is subject to U.S. federal income taxation, regardless of its source.  This discussion assumes that we are not, and will not become, a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes, as described below.

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

If you are a non-corporate U.S. Holder, subject to applicable limitations, you may be eligible to be taxed at a maximum rate of 15% in respect of dividends received in taxable years beginning before January 1, 2011.  Please consult your tax advisors to determine whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

In the event that we are deemed to be a Chinese “resident enterprise” under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ordinary shares.  In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends not in excess of the rate allowed under the income tax treaty between the United States and the PRC, or the Treaty, if applicable, may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability.  The rules governing the foreign tax credit are complex.  You are urged to consult your tax advisors regarding the availability of the foreign tax credit in light of your particular circumstances.

Taxation of Capital Gains

Upon sale or other disposition of the ordinary shares, a U.S. Holder will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between such holder’s tax basis in the shares sold or disposed of and the amount realized on the sale or other disposition.  Such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the shares for more than one year and will generally be U.S. source gain or loss for foreign tax credit purposes.  However, if we are deemed to be a Chinese “resident enterprise” under PRC tax law, gains on disposal may be subject to PRC tax.  In that event, a U.S. Holder may be eligible for the benefits of the Treaty.  Under the Treaty, if any PRC tax were to be imposed on any gain from the disposition of the shares, the gain would be treated as PRC source income.  We urge you to consult your tax advisors regarding the tax consequences if a foreign tax is imposed on gain on a disposition of our shares, including the availability of the foreign tax credit in light of your particular circumstances.

Passive Foreign Investment Company Rules (PFIC)

We believe that we were not a PFIC for United States federal income tax purposes for our taxable year ended June 30, 2009.  However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including goodwill) from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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

F. Dividends and Paying Agents

Not applicable

G. Statement by Expert

Not applicable

H. Documents on Display

We have filed this Annual Report on Form 20-F with the SEC under the Exchange Act.  Statements made in this Annual Report as to the contents of any document referred to are not necessarily complete.  With respect to each such document filed as an exhibit to this Annual Report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC.  Reports and other information filed by us with the SEC, including this Annual Report on Form 20-F, may be inspected and copied at the public reference room of the SEC at 100 F. Street, N.E., Washington D.C. 20549.  You can also obtain copies of this Annual Report on Form 20-F by mail from the Public Reference Section of the SEC, 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates.  Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov.  The SEC’s telephone number is 1-800-SEC-0330.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

Not applicable.

ITEM 11.         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to interest rate risk primarily with respect to our short-term bank loans.  Although the interest rates, which are based on the banks’ prime rates with respect to our short-term loans are fixed for the terms of the loans, the terms are typically three to twelve months for short-term bank loans and interest rates are subject to change upon renewal.  There were no material changes in interest rates for short-term bank loans renewed during the fiscal year ended June 30, 2009.

A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings as of June 30, 2009, would decrease net income before provision for income taxes by approximately $0.48 million for the fiscal year ended June 30, 2009.  Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds.  We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.
may be magnified by PRC exchange control regulations that restrict its ability to convert RMB into foreign currencies.

Foreign Exchange Risk

While our reporting currency is the U.S. Dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB.  All of our assets are denominated in RMB except for cash.  As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. Dollars and RMB.  If the RMB depreciates against the U.S. Dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. Dollar financial statements will decline.  Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated at historical exchange rates.  Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of shareholders’ equity.  An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $0.66 million based on our outstanding revenues, costs and expenses, assets, and liabilities denominated in RMB as of June 30, 2009.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations.  To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and it may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results.  Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase with these increased costs.

ITEM 12.             DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13.             DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.             MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

None.

ITEM 15T.           CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act, our management has carried out an evaluation, with the participation and under the supervision of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2009.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act for our company.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2009. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, management believes that, as of June 30, 2009, the Company’s internal control over financial reporting was effective based on those criteria.

There has been no change in our internal control over financial reporting during the year ended June 30, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the year ended June 30, 2009, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.           AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Colin Sung meets the criteria for an “audit committee financial expert,” as established by the SEC. Mr. Sung will not be deemed an “expert” for any other purpose, including, without limitation, for purposes of Section 11 of the Securities Act, as a result of being designated or identified as an audit committee financial expert.  The designation or identification of Mr. Sung as an audit committee financial expert does not impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of our Audit Committee and board of directors in the absence of such designation or identification.

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

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms, for the fiscal years ended June 30, 2009 and 2008:

	2009	2008
Audit fees(1)	$475,000	$537,000
Audit-related fees	0	0
Tax fees	0	0
All other fees	0	0
Total	475,000	537,000

(1)
Consists of the aggregate fees billed for each of the fiscal years ended June 30, 2009 and 2008 for professional services rendered by the principal accountant, BDO limited, for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for the fiscal years ended June 30, 2009 and 2008 were $250,000 and $270,000, respectively. And the fees for limited review procedures of our quarterly review of our quarterly financial information in each of the fiscal years ended June 30, 2009 and 2008 were $225,000 and $267,000, respectively. Of the total review fee for fiscal 2008, $192,000 was paid to BDO Reanda, and $75,000 to BDO Limited.

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

ITEM 16D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We have not asked for nor have we been granted an exemption from the applicable listing standards for our audit committee.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities by us or by any of our affiliates during the period covered by this Annual Report.

ITEM 16F.          CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Application of this Item does not apply until our annual report for the fiscal year ending June 30, 2010.

ITEM 16G.          CORPORATE GOVERNANCE

The Company’s corporate governance practices have generally followed the requirements of NASDAQ listing rules with respect to corporate governance.

PART III

ITEM 17.             FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.             FINANCIAL STATEMENTS

The Company’s Audited Financial Statements for the Years Ended June 30, 2009, 2008 and 2007 are included in this annual report.

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

1.3*	Certificate of Change of Name

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

4.8
Employment Agreement between Wang Changli and Hollysys Automation Technologies Ltd. (formerly known as HLS Systems International Ltd.) (Incorporated by reference to Exhibit 10.9 of the Registration Statement S-4/A (file no. 333-132826) filed with the Securities and Exchange Commission on July 2, 2007).

4.9
Employment Agreement between Qiao Li and Hollysys Automation Technologies Ltd. (formerly known as HLS Systems International Ltd.) (Incorporated by reference to Exhibit 10.10 of the Registration Statement S-4/A (file no. 333-132826) filed with the Securities and Exchange Commission on July 2, 2007).

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

4.13
Letter Agreement between Jianyun Chai and Hollysys Automation Technologies Ltd. (formerly known as HLS Systems International Ltd.), dated June 2, 2008 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed with the Securities and Exchange Commission on June 27, 2008).

4.14
Letter Agreement between Qingtai Chen and Hollysys Automation Technologies Ltd. (formerly known as HLS Systems International Ltd.), dated June 2, 2008 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed with the Securities and Exchange Commission on June 27, 2008).

4.16
Letter of Transmittal for Exchange Offer (Incorporated by reference to Exhibit 10.15 of the Registration Statement S-4/A (file no. 333-132826) filed with the Securities and Exchange Commission on February 15, 2007).

4.17
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

4.19
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

15.1
Hollysys Automation Technologies Ltd. (formerly known as HLS Systems International, Ltd.) Audit Committee Charter, adopted June 20, 2008 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed with the Securities and Exchange Commission on June 27, 2008).

15.2
Hollysys Automation Technologies Ltd. (formerly known as HLS Systems International, Ltd.) Compensation Committee Charter, adopted June 20, 2008 (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed with the Securities and Exchange Commission on June 27, 2008).

15.3
Hollysys Automation Technologies Ltd. (formerly known as HLS Systems International, Ltd.) Governance and Nominating Committee Charter, adopted June 20, 2008 (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed with the Securities and Exchange Commission on June 27, 2008).

* Filed with this annual report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

/s/ Changli Wang
Changli Wang
September 30, 2009	Chief Executive Officer

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Hollysys Automation Technologies Limited

We have audited the accompanying consolidated balance sheets of Hollysys Automation Technologies Limited as of June 30, 2008 and 2009 and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the two years in the period ended June 30, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hollysys Automation Technologies Limited at June 30, 2008 and 2009, and the results of its operations and its cash flows for each of two years in the period ended June 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

BDO Limited
Hong Kong
September 30, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors
Gifted Time Holdings Limited

We have audited the accompanying consolidated balance sheet of Gifted Time Holdings Limited (the “Company”) as of June 30, 2007, and the related statements of income and comprehensive income, stockholders’ equity and cash flows for the year ended June 30, 2007.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gifted Time Holdings Limited, as of June 30, 2007, the results of its operations and its cash flows for the year ended June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

BDO Reanda

Beijing, PRC
August 17, 2007

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In US Dollars)

	June 30,
	2008	2009
ASSETS
Current Assets
Cash and cash equivalents	$64,250,558	$128,882,666
Contract performance deposit in banks	4,426,023	5,504,375
Accounts receivable, net of allowance for doubtful accounts of $5,285,529 and $6,276,670	60,396,360	56,548,509
Cost and estimated earnings in excess of billings, net of allowance for doubtful accounts of $884,663 and $744,113 (note 5)	42,652,423	51,094,660
Other receivables, net of allowance for doubtful accounts of $222,664 and $178,532	3,471,107	4,148,842
Advances to suppliers	7,006,427	7,867,856
Amount due from related parties (note 18)	4,560,882	7,203,058
Inventories, net of provision of $596,446 and $1,114,140 (note 4)	24,666,453	18,837,270
Prepaid expenses	270,501	1,368,918
Deferred tax assets (note 16)	980,345	319,737
Assets held for sale (note 7)	1,639,435	-
Deposit for acquisition of equity interest from minority interest	-	2,195,582
Total current assets	214,320,514	283,971,473

Property, plant and equipment, net (note 6)	27,782,914	47,102,749
Long term investments (note 7)	9,761,168	13,570,578
Long term deferred expenses	152,359	91,779
Deferred tax assets (note 16)	717,140	706,943

Total assets	$252,734,095	$345,443,522

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans (note 9)	$4,373,752	$5,854,887
Current portion of long-term bank loans (note 12)	2,186,876	5,123,026
Accounts payable	23,182,477	37,421,717
Construction cost payable	-	10,929,116
Deferred revenue	20,674,805	21,072,540
Accrued payroll and related expense	5,623,933	4,162,851
Income tax payable	1,625,546	1,397,706
Warranty liabilities (note 8)	2,051,397	1,631,407
Other tax payables	5,908,370	9,152,197
Accrued liabilities	3,501,349	2,634,107
Amounts due to related parties (note 18)	1,482,354	1,464,683
Deferred tax liabilities (note 16)	417,913	277,337

Total current liabilities	71,028,772	101,121,574

Long-term bank loans (note 12)	5,102,710	36,593,041
Long-term bonds payable (note 11)	11,663,338	11,709,773

Total liabilities	87,794,820	149,424,388

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In US Dollars)

	June 30,
	2008	2009

Minority interest	17,645,377	22,479,241

Commitments and contingencies (note 21)	-	-

Stockholder’s equity
Common stock, par value $0.001 per share, 100,000,000 shares authorized, 43,942,614 and 49,942,614 shares issued and outstanding (note 13)	43,943	49,943
Additional paid-in capital	91,667,183	131,220,209
Appropriated earnings	11,676,276	15,135,442
Retained earnings	30,542,484	13,232,254
Accumulated comprehensive income - translation adjustments	13,364,012	13,902,045
Total stockholder’s equity	147,293,898	173,539,893

Total liabilities, minority interests and stockholders' equity	$252,734,095	$345,443,522

See accompanying notes to consolidated financial statements

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In US Dollars)

	Year Ended June 30,
	2007	2008	2009
Revenues
Integrated contract revenue	$97,380,399	$112,357,126	$149,303,309
Products sales	4,505,087	9,141,626	8,198,758
Total revenues	101,885,486	121,498,752	157,502,067

Cost of integrated contracts	64,284,550	81,414,648	99,423,487
Cost of products sold	1,818,715	3,456,398	3,500,471
Gross profit	35,782,221	36,627,706	54,578,109

Operating expenses
Selling	7,577,371	9,680,284	10,021,832
General and administrative	7,135,221	26,588,771	48,981,078
Research and development	3,857,870	3,833,925	8,829,402
VAT refunds	(4,314,116)	(6,160,583)	(5,943,701)
Total operating expenses	14,256,346	33,942,397	61,888,611

Income (loss) from operations	21,525,875	2,685,309	(7,310,502)

Other income (expense), net	172,977	14,936	723,269
Share of net income of equity investees	370,410	693,115	178,167
Government subsidy	4,185,898	3,159,229	1,760,023
Interest expense, net	(7,608,792)	(4,304,170)	(954,078)
Income (loss) before income taxes	18,646,368	2,248,419	(5,603,121)

Income taxes expenses (note 16)	2,501,104	1,092,477	3,061,141
Income (loss) before minority interest	16,145,264	1,155,942	(8,664,262)

Minority interest	3,060,513	2,833,120	5,186,802
Net income (loss)	$13,084,751	$(1,677,178)	$(13,851,064)

Net income (loss) per share (note 17)
Weighted average number of common shares	22,200,000	37,658,437	44,950,833
Weighted average number of diluted common shares	22,883,836	37,658,437	44,950,833
Basic earnings (loss) per share	$0.59	$(0.04)	$(0.31)
Diluted earnings (loss) per share	$0.57	$(0.04)	$(0.31)

Other comprehensive income (loss)
Net income (loss)	$13,084,751	$(1,677,178)	$(13,851,064)
Translation adjustments	2,723,504	9,490,632	538,033
Comprehensive income (loss)	$15,808,255	$7,813,454	$(13,313,031)

See accompanying notes to consolidated financial statements

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US Dollars)

	Year ended June 30,
	2007	2008	2009
Cash flows from operating activities:
Net income (loss)	$13,084,751	$(1,677,178)	$(13,851,064)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interest	3,060,513	2,833,120	5,186,802
Depreciation and amortization	1,566,876	1,817,657	2,241,344
Allowance for doubtful accounts	1,118,903	3,439,486	1,145,770
Provision for inventories	66,559	207,660	517,694
Loss on disposal of property, plant and equipment	37,109	47,123	58,133
Impairment loss on goodwill	-	99,439	-
Share of net income from equity investees	(370,410)	(693,115)	(178,167)
Gain on disposal of long term investments	-	(112,113)	(400,556)
Dividend income	-	(160,599)	-
Amortization of expenses accrued for bond payable	-	30,472	61,222
Amortization of discount to notes payable	4,819,326	2,420,064	-
Stock-based compensation	-	17,084,473	39,559,026
Deferred tax assets / (liabilities), net	162,418	(1,752,773)	530,229
Loss on deemed acquisition of a subsidiary	-	-	18,962
Changes in operating assets and liabilities:
Accounts receivable	(20,453,394)	(18,558,732)	2,517,399
Cost and estimated earnings in excess of billings	(258,739)	(366,146)	(8,301,687)
Inventories	(5,871,319)	(11,009,643)	5,311,489
Advance to suppliers	(2,486,265)	1,140,427	(861,429)
Other receivables	(331,252)	(670,490)	(573,733)
Deposits and other assets	(1,002,649)	(1,037,802)	(1,975,917)
Due from related parties	-	(2,079,884)	(4,581,972)
Accounts payable	5,769,921	851,596	13,056,177
Advance from customers	2,016,054	9,054,759	397,735
Accruals and other payable	2,210,885	(3,832,166)	(2,748,314)
Due to related parties	(2,539)	713,573	(17,671)
Tax payable	635,691	(1,720,281)	3,015,986
Net cash provided by (used in) operating activities	3,772,439	(3,931,073)	40,127,458

Cash flows from investing activities:
Purchase of property, plant and equipment	(1,370,533)	(10,030,305)	(8,728,334)
Note receivable from the sole stockholder	(30,000,000)	-	-
Proceeds from disposing property, plant and equipment	157,260	181,416	13,271
Receipt from (Addition of) short-term investment, net	(278,449)	926,016	-
Repayment from (Advance to) related parties	(304,340)	(2,338,112)	1,134,090
Acquisition of long term investments	(3,057,416)	(693,980)	(3,895,781)
Proceeds from disposal of long term investments	-	225,487	2,103,136
Dividends from long term investments	-	160,599	69,568
Acquisition of a subsidiary, net of cash acquired	-	(296,873)	(439,374)
Deposit for acquisition of equity interest from minority interest	-	-	(2,196,869)
Net cash used in investing activities	(34,853,478)	(11,865,752)	(11,940,293)

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued
(In US Dollars)

	Year ended June 30,
	2007	2008	2009
Cash flows from financing activities:
Proceeds from (Repayments of) notes payable	29,987,000	(29,987,000)	-
Proceeds from (Repayments of) short-term loans	6,488,021	(12,920,073)	1,464,579
Proceeds from long-term bank loans	-	4,760,027	36,614,479
Repayments of long-term bank loans	(5,095,007)	(3,400,019)	(2,196,869)
Proceeds from issuance of bonds	-	11,480,507	-
Due to related parties	59,473	-	-
Dividend paid	(1,913,137)	-	-
Proceeds from issuance of preferred shares	13,000	-	-
Proceeds from exercise of warrants, net	-	57,212,497	-
Net cash inflow from the Share Exchange Transaction	-	32,062,388	-
Net cash provided by financing activities	29,539,350	59,208,327	35,882,189

Effect of foreign exchange rate changes	2,231,202	9,170,295	562,754
Net increase in cash and cash equivalents	$689,513	$52,581,797	$64,632,108

Cash and cash equivalents, beginning of year	10,979,248	11,668,761	64,250,558
Cash and cash equivalents, end of year	$11,668,761	$64,250,558	$128,882,666

Supplementary disclosures of cash flow information:
Cash paid during the year for:
Interest, net of capitalized interest cost	$1,261,731	$3,970,009	$2,576,444
Income tax	2,086,260	4,129,065	2,758,695

Supplementary disclosures of significant non-cash transactions:
Deemed collection of note receivable from the sole stockholder	$-	$30,000,000	$-
Forgiveness of accounts payable from suppliers	3,231	-	-
Donation of property, plant and equipment from an independent third party	3,421	-	-

See accompanying notes to consolidated financial statements.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In US Dollars)

	Common Stock		Preferred Stock		Additional Paid-in Capital	Note Receivable	Appropriated Earnings	Retained Earnings	Accumulated Comprehen- sive Income	Total
	Shares	Amount	Shares	Amount

Balance at June 30, 2006	22,200,000	$22,200	-	$-	$11,978,463	$-	$6,316,795	$25,093,814	$1,149,876	$44,561,148

Issuing preferred shares	-	-	1,300,000	1,300	7,251,090	-	-	-	-	7,252,390
Donation received	-	-	-	-	3,066	-	-	-	-	3,066
Forgiveness of accounts payable	-	-	-	-	1,676	-	-	-	-	1,676
Net income for the year	-	-	-	-	-	-	-	13,084,751	-	13,084,751
Appropriation	-	-	-	-	-	-	2,451,379	(2,451,379)	-	-
Dividends declared	-	-	-	-	-	-	-	(599,422)	-	(599,422)
Note receivable	-	-	-	-	-	(30,000,000)	-	-	-	(30,000,000)
Translation adjustments	-	-	-	-	-	-	-	-	2,723,504	2,723,504
Balance at June 30, 2007	22,200,000	22,200	1,300,000	1,300	19,234,295	(30,000,000)	8,768,174	35,127,764	3,873,380	37,027,113

Recapitalzation in connection with Share Exchange Transaction	7,000,000	7,000	-	-	28,149,361	-	-	-	-	28,156,361
Deemed collection of note receivable from sole stockholders	-	-	-	-	-	30,000,000	-	-	-	30,000,000
Deemed distribution					(30,000,000)					(30,000,000)
Incentive stock compensation	2,000,000	2,000	-	-	17,082,473	-	-	-	-	17,084,473
Conversion of preferred stock into common stock	1,300,000	1,300	(1,300,000)	(1,300)	-	-	-	-	-	-
Issuance of common stock upon exercise of warrants	11,442,614	11,443	-	-	57,201,054	-	-	-	-	57,212,497
Net loss for the year	-	-	-	-	-	-	-	(1,677,178)	-	(1,677,178)
Appropriation	-	-	-	-	-	-	2,908,102	(2,908,102)	-	-
Translation adjustments	-	-	-	-	-	-	-	-	9,490,632	9,490,632
Balance at June 30, 2008	43,942,614	43,943	-	-	91,667,183	-	11,676,276	30,542,484	13,364,012	147,293,898

Incentive stock compensation	6,000,000	6,000	-	-	39,553,026	-	-	-	-	39,559,026
Net loss for the year	-	-	-	-	-	-	-	(13,851,064)	-	(13,851,064)
Appropriation	-	-	-	-	-	-	3,459,167	(3,459,167)	-	-
Translation adjustments	-	-	-	-	-	-	-	-	538,033	538,033
Balance at June 30, 2009	49,942,614	$49,943	-	$-	$131,220,209	$-	$15,135,443	$13,232,253	$13,902,045	$173,539,893

See accompanying notes to consolidated financial statements

NOTE 1 - ORGANIZATION AND BUSINESS BACKGROUND

Hollysys Automation Technologies Ltd. (“Hollysys” or the “Company”), formerly known as HLS Systems International Ltd. was established under the laws of the British Virgin Islands (“BVI”) on February 6, 2006 for the purpose to merge with Chardan North China Acquisition Corporation (“Chardan”), and to hold 100% interest in Gifted Time Holdings Limited (“GTH”) upon the completion of a share exchange transaction (the “Share Exchange Transaction”) as details described in Note 2 to the consolidated financial statements.  As of June 30, 2009, details of the Company’s subsidiaries are as follows:

Name of company	Place of incorporation	Date of incorporation	Percentage of ownership interest attributable to the Company		Principal activities
			Directly	Indirectly

Gifted Time Holdings Limited (“GTH”)	BVI	Sep 21, 2005	100%	-	Investment holding

HollySys (Asia Pacific) Pte. Limited (“HAP”)	Singapore	Oct 23, 1997	100%	-	Sale of integrated automation products

Clear Mind Limited	BVI	Nov 29, 2007	-	100%	Investment holding

World Hope Enterprises Limited	Hong Kong	Sep 17, 2007	-	100%	Investment holding

Beijing He Li Tong S&T Exploration Co., Ltd. (“BJHLT”)	People’s Republic of China (“PRC”)	Jan 25, 2008	-	100%	Investment holding

Beijing Hollysys S&T Exploration Co., Ltd. (“BJHST”), formerly known as Beijing Jin Qiao Xun Tong S&T Exploration Co., Ltd.	PRC	Dec 17, 2007	-	100%	Investment holding

Beijing HollySys Automation & Drive Co., Ltd. (“HollySys Automation”)	PRC	May 13, 2008	-	100%	Manufacture and sale of integrated automation products

Beijing HollySys Co., Ltd. (“Beijing HollySys”)	PRC	Sep 25, 1996	-	74.11%	Provision of integrated automation systems and services

Hangzhou HollySys Automation Co., Ltd. (“Hangzhou HollySys”)	PRC	Sep 24, 2003	-	89.64%	Provision of integrated industrial automation products and services

Beijing Haotong Science & Technology Development Company Limited (“Haotong”)	PRC	Oct 26, 2000	-	74.11%	Dormant

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

During the period from December 2007 to March 2008, Hollysys has established a series of wholly owned subsidiaries, namely (i) BJHST, a newly established Chinese domestic enterprise which took up 74.11% ownership of Beijing HollySys from the original stockholders; (ii) BJHLT, a newly established wholly foreign owned enterprise in China which took up 100% ownership of BJHST; (iii) World Hope Enterprises Limited, a newly established Hong Kong company which took up 100% ownership of BJHLT; (iv) Clear Mind Limited, a newly established BVI company which took up 100% ownership of World Hope Enterprises Limited, and Clear Mind Limited is 100% owned by GTH.  Through this series of ownership arrangement,  Hollysys obtained the 74.11% legal ownership of Beijing HollySys instead of through consignment agreements. However, there can be no assurance that the PRC authorities will not, in future, challenge the appropriateness of the procedures completed in transferring the ownership of the PRC subsidiaries as the Company did not directly go through the procedures required by the “Regulation of Merger and Acquisition of PRC Enterprises by Foreign Investors”.

On November 19, 2007, Hollysys entered into a sale and purchase agreement with Fulbond Systems Pte Ltd (the “Fulbond Systems”), which is a Singapore based company and partially owned by Mr. Yau Kiam Fee, who is a member of Board of Directors of Hollysys, to acquire 100% interest of Fulbond Systems for a price of SGD$1,066,234 (equivalent to $744,596).  Pursuant to the sale and purchase agreement, the closing day of this acquisition was November 30, 2007 and after the ownership transfer, Fulbond System was renamed to HollySys (Asia Pacific) Pte Ltd.  The purchase price of $744,596 was paid in cash on December 11, 2007.  HAP becomes the wholly owned subsidiary of Hollysys and the operating result of HAP was included in the Hollysys’s consolidated financial statements with effective from December 1, 2007.  Hollysys acquired HAP and to establish the latter as an Asia Pacific headquarter to market its automation products within the region and other overseas countries.

The Company hired a third party local valuation service provider to provide a valuation report about the fair value of the assets acquired and liabilities assumed.  Based on that valuation report, the purchase price was allocated as follows:

November 30, 2007

Property, plant and equipment, net	$18,092
Goodwill	99,439
Inventories	66,502
Trade receivables	84,626
Other receivables	58,087
Cash and cash equivalents	447,723
Trade payables	(21,052)
Other payables	(8,821)

Total purchase price	$744,596
Satisfied by:
Cash paid	$744,596

Analysis of net outflow of cash and cash equivalents in respect of the purchase of the subsidiary:

Cash consideration paid	$744,596
Cash and bank balances acquired on consolidation	(447,723)

Total net cash paid in the acquisition	$296,873

The goodwill from the acquisition of HAP is expected to be non-deductible for tax purposes.

On May 13, 2008, BJHST invested RMB 70 million (equivalent to $10,205,421) to establish a new wholly owned subsidiary, HollySys Automation, to engage in the automation and drive businesses, with core products including industrial control motor, servo and encoder, inverter, numeric and motion controls, with a view to sustain future business growth of Hollysys and to expand its product lines.

On October 6, 2008, Beijing HollySys and the 30% minority interest holder of Haotong agreed to reduce paid-in capital of Haotong from RMB 10 million (equivalent to $1,464,579) to RMB 7 million (equivalent to $1,025,205). Haotong reduced the paid-in capital by paying RMB 3 million  (equivalent to $439,374) to the 30% minority interest holder. Upon completion of the reduction in capital, Haotong became a wholly owned subsidiary of Beijing HollySys. The Company’s effective equity interest in Haotong therefore increased from 51.88% to 74.11%.

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

On February 2, 2006, Chardan entered into a stock purchase agreement (the “Stock Purchase Agreement”) with GTH to acquire 100% equity interest of GTH. The agreement was amended subsequently, details are noted under Reorganization of GTH prior to the completion of Share Transfer Transaction below.  Pursuant to the amended Stock Purchase Agreement, Chardan was to effect re-domestication merger by establishing a wholly-owned subsidiary on February 6, 2006 under the laws of BVI, Hollysys.  Chardan was then merged with and into Hollysys for the purpose of re-domestication out of the United States to secure future tax benefits.  The re-domestication merger was achieved by a one-for-one exchange of all the outstanding common stock of Chardan for common stock of Hollysys and the assumption of all the rights and obligations of Chardan by Hollysys, including assumption of the outstanding 11.5 million warrants of Chardan on the same terms as they were originally issued.  Each warrant entitles the holder to purchase one share of Hollysys common stock at a price of $5.00 being exercisable immediately since September 20, 2007 and will expire on December 17, 2007 or earlier upon redemption. In addition, Chardan also granted the Unit Purchase Option (“UPO”) to the only underwriter pursuant to which the underwriter can exercise such option to purchase an extra 250,000 unit at $7.50 per unit. Each unit represents one share of Chardan’s common stock together with two warrants. The exercise price of these warrants was $6.65 per share.

Concurrent with the re-domestication merger, Hollysys acquired 100% equity interest of GTH by issuing 23.5 million of Hollysys’ common shares and making cash payment of $30 million; which made GTH a wholly owned subsidiary of Hollysys.  Of the 23.5 million common shares, 22.2 million shares were issued to the owners of GTH and the remaining 1.3 million shares were issued to the holders of 1.3 million preferred shares of GTH who already converted the preferred shares into common stock of GTH on October 17, 2007. Those 1.3 million preferred share were issued in conjunction with the bridge loan of $30 million. See details in Reorganization of GTH prior to the completion of Share Transfer Transaction.

As additional purchase price, according to the latest amendment of the agreement dated February 9, 2007, the stockholders of GTH and their designees will be issued, on an all or none basis per year, an aggregate of 11 million common shares of Hollysys (2 million shares each year for the first four years and 3 million shares for the fifth year), if, on a consolidated basis, Hollysys has after-tax profits (excluding after-tax operating profits from any subsequent acquisitions of securities that have a dilutive effect) in the following amounts for the indicated 12-month periods ending December 31 below (the “Future Annual Incentive Share Plan”):

12-Month Periods Ending December 31,	After Tax Profit

2007	$23,000,000
2008	32,000,000
2009	43,000,000
2010	61,000,000
2011	71,000,000

The after-tax profits will be determined based on the accounting principles generally accepted in the United States, adjusted to exclude after-tax operating profits from any subsequent acquisition for securities that have a dilutive effect and any charge to earnings that results from the issuance of such shares for a prior year.

The Company achieved the pre-determined after tax profit during the 12-month periods ending December 31, 2007 and 2008, as a result, 2 million shares for each year will be issued to the stockholders of GTH and their designees. In June 2009, the Company has cancelled the Future Annual Incentive Share Plan for the remaining terms of 12-month periods ending December 31, 2009, 2010 and 2011. Further details have been set out in note 13 to the consolidated financial statements.

On September 7, 2007, the shareholders of Chardan held a special meeting to vote for the Share Exchange Transaction.  Of the 7 million shares of common stock outstanding, the holder of only two shares voted against for the Share Exchange Transaction.  In terms of the voting result, Chardan merged with and into Hollysys finishing the re-domestication merger and Hollysys consummated the Share Exchange Transaction with GTH.

The completion of the Share Exchange Transaction enabled the shareholders of GTH to obtain a majority voting interest in Hollysys.  Generally accepted accounting principles in the United States require that the company whose shareholders retain the majority interest in a combined business be treated as the acquirer for accounting purposes.  Accordingly, the aforementioned Share Exchange Transaction was accounted for as a reverse acquisition of a private operating company (GTH) with a non-operating public company (Chardan) with significant amount of cash.  The reverse acquisition process utilizes the capital structure of Hollysys and the assets and liabilities of GTH are recorded at historical cost.  Although GTH is deemed to be the accounting acquirer for financial accounting and reporting purposes, the legal status of Hollysys as the surviving company do not change.

Under the reverse acquisition accounting, the historical consolidated financial statements of Hollysys for the periods prior to September 20, 2007 are those of GTH and its subsidiaries.  Since GTH is deemed as accounting acquirer, GTH’s fiscal year replaced Hollysys’ fiscal year.  The financial statements of Hollysys reflect the aforementioned stock purchase transaction in the stockholders’ equity statement through a line of reorganization and recapitalization to present the net assets of Chardan as of September 20, 2007 and a line of deemed distribution to present the $30 million cash payment.  The net assets of Chardan as of September 20, 2007 were as follows:

September 20, 2007
Net assets acquired
Cash		$32,062,388
Other current assets		60,000
Accounts payable and accrued liabilities		(2,266,112)
Tax effect due to the re-domestication transaction	Note (a)	(1,699,915)

		$28,156,361

Note (a)
The $1,699,915 of tax effect due to the re-domestication transaction was actually based on the evidence and facts presented on the U.S. federal and state income returns filed by Chardan for the year ended December 31, 2007.  An estimated amount of $1,903,509 was disclosed in previously filed Form 6-K.  Change of this tax effect had no impact on the Company’s consolidated statement of income for fiscal year ended June 30, 2008.

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

APH issued two notes, in exchange for the interest of GTH that it acquired both, payable to OSCAF: (i) a note of $30 million and (ii) a note of $200 million.  In accordance with the stock purchase agreement between two parties, APH expected to repay the notes from the combination of a bridge loan of $30 million raised by GTH and the value of 22.2 million shares of the common stock of Hollysys it would received upon closing of the contemplated stock purchase transaction with Chardan. The amount of $200 million was derived from the estimated value of 22.2 million shares of the common stock of Hollysys. However, the closing price of Chardan’s stock on December 20, 2006 was $7.34, which was below the price of $9.01 per share needed to pay the debt in full (assuming that share price could be realized on all 22.2 million shares).

Other than its ownership of GTH’s shares, APH does not have any other material assets, and Mr. Cheng did not provide any personal guarantee of payment of these two notes issued to OSCAF.  In the event that APH defaults on the $30 million note, the GTH stock owned by APH would be returned through OSCAF to the individual owners of the Seven BVI companies, and these two notes would be cancelled.

If the default occurs with respect to the $200 million note after the $30 million note has been paid, which means that the value of 22.2 million shares of Hollysys’ stock is lower than $200 million, APH will be obligated to return the 22.2 million shares of Hollysys through OSCAF to the individual owners of the Seven BVI Companies.  By design, APH intended to use the proceeds of the loan that it obtained from GTH (as discussed below under Bridge Loan Transaction) to pay the $30 million note to OSCAF.  As a result, only the $200 million note issued by APH would remain outstanding, which was originally matured on September 15, 2007, and was then extended to October 20, 2007 in accordance with the terms contained in the $200 million note.   As of October 19, 2007, the maturity of the aforementioned $200 million note was further extended to April 19, 2008.  In March 2008, the $200 million note was terminated and cancelled as a result of a dismissal agreement (the “ Dismissal Agreement”) further described below.

As a result of these transactions, APH became the sole stockholder of GTH.  As agreed between Madame Qiao Li and Mr. Cheng Ka Wa prior to the consummation of these transactions, GTH adopted board resolutions to recapitalize GTH as follows: (i) the authorized common shares of GTH were increased from 50,000 shares with par value of $1.00 per share to 33.5 million shares with par value of $0.01 per share, (ii) preferred shares were created with an authorization of 1.5 million shares at par value of $0.01 per share; and (iii) all of the then outstanding common shares with par value of $1.00 per share held by APH were split into 5 million shares with par value of $0.01 per share and GTH issued an additional 17.2 million ordinary shares to APH, resulting in a total of 22.2 million common shares issued and outstanding.  GTH then issued 1.3 million preferred shares to 15 outside investors in connection with the $30 million Bridge Loan Transaction described below.  On October 17, 2007, the holders of 1.3 million GTH’s preferred shares exercised their rights to convert their 1.3 million shares of GTH’s preferred shares into 1.3 million Hollysys’ common shares.  After that conversion, GTH had a total of 23.5 million common shares issued and outstanding as of October 17, 2007.

As a result of the above series of transactions, APH, received the $30 million cash consideration, 22.2 million common shares issued by Hollysys to acquire GTH.

On March 19, 2008, APH and Dr. Wang Changli, individually and on behalf of the parties which had previously been stockholders of GTH, entered into a Dismissal Agreement.  The Dismissal Agreement resulted in (i) the dismissal and termination of the agreement by which APH acquired the GTH shares from the former stockholders of GTH; (ii) the assignment to the former stockholders of GTH of the shares of Hollysys stock held by APH and the rights to earnout shares issuable under the amended Stock Purchase Agreement between APH and Chardan in the event specified after-tax profits goals are met; and (iii) the termination and cancellation of the $200 million note issued by APH in connection with its acquisition of the GTH shares.

Bridge Loan Transaction

To provide the funds required by GTH’s original stockholders, on December 20, 2006, GTH issued 15 notes with an aggregate principal amount of $29.987 million to 15 outside investors.  Chardan Capital, a related party to Chardan, assisted in identifying potential investors, but did not receive any compensation for such services.  APH agreed to guarantee repayment of these notes and pledged all of 22.2 million shares of GTH’s stock to secure that guarantee.  As part of this transaction, GTH issued 1.3 million preferred shares to these outside investors for $0.01 per share.  The notes issued to the investors bear interest at 10% per annum.  The repayment terms are: (i) an aggregate principal amount of $25 million, together with any then unpaid and accrued interest thereon and other amounts payable under the notes, is due and payable on the earlier to occur of (a) ten business days following the closing of acquisition of the shares of GTH by Hollysys (the “Business Combination”), (b) the Tranche B Maturity Date (as defined below), or (c) when, upon or after the occurrence of an event of default under the note, such amounts are declared due and payable to the investors or made automatically due and payable in accordance with the terms of the notes; and (ii) the remaining principal, plus all accrued and unpaid interest thereon and all other amounts due under the notes, is due and payable on (a) the date (the “Tranche B Maturity Date”) that is the earliest of (1) one year following the date that Hollysys acquires all or substantially all of the shares of GTH; (2) 60 days following the redemption (as provided in the warrant agreement) of the publicly traded warrants to be assumed by Hollysys concurrently with the closing of the Business Combination in substitution for the warrants issued by Chardan; or (3) September 30, 2008, or (b) when, upon or after the occurrence of an event of default, such amounts are declared due and payable by the investors or made automatically due and payable in accordance with the terms of the note.  If any payment of interest or any other amount under these notes is not made within ten days after the due date, GTH is required to pay a late payment fee equal to the lesser of 5% of the amount of such late payment or the maximum amount permitted by the applicable law.  After the occurrence and during the continuance of an event of default, the notes shall bear interest at a rate equal 12% per annum.

GTH loaned the $30 million of proceeds to APH on December 22, 2006 in return for a note of $30 million payable to GTH. The note receivable from APH bears an interest at 10% per annum. The repayment terms of this $30 million note issued by APH are as follows: (i) upon the closing of a stock purchase transaction between APH and Chardan (the “Chardan Transaction”), pursuant to which APH is to receive a cash payment of $30 million, APH shall make an initial payment of not less than $24 million. In the event that APH receives cash consideration upon the closing of the Chardan transaction sufficient to repay more than $24 million, then, such larger amount will be due and payable in its entirety.  The balance of the principal sum not covered by the initial payment made by APH shall be repaid upon APH’s receipt of the balance of the cash consideration due to APH in connection with the Chardan transaction.  If the Chardan transaction occurs, all amounts are paid to GTH, the obligation of repayment of the appropriate amount of principal and accrued interest shall be discharged.  (ii) If Chardan transaction does not close prior to the expiration of the agreements governing the borrowing, and GTH enters into an agreement to effect another business combination, pursuant to which APH will be entitled to receive cash consideration in exchange for its ownership interest in GTH, the interest due on the note will be forgiven in the same manner as if the Chardan transaction had closed.  (iii) In the event that agreement governing the Chardan transaction expires and the Chardan transaction has not closed prior to September 30, 2008, then the entire principal sum then remaining unpaid, together with all accrued but unpaid interest, shall be due and payable on that date.  After receiving the proceeds of $30 million, APH in return paid the note of $30 million payable to OSCAF discussed above.

If the Share Exchange Transaction does not take place, the default provisions contained in the $29.987 million notes payable to the 15 investors who are also the holders of 1.3 million preferred shares of GTH will be triggered, which allows the 15 investors to sell a portion or all the interest of GTH pledged by APH in order for them to recover the outstanding principal and interest then due under the notes payable.  If there is any remaining interest available after selling by the 15 investors, the remaining interest will be returned to OSCAF, which should return the remaining interest to the individual owners of the Seven BVI Companies.  Among the original beneficial individual owners of the Seven BVI Companies and Chardan, a consensus was reached that paying dividends through Beijing HollySys and Hangzhou HollySys to satisfy the urgent capital need was almost impractical because of Chinese government foreign exchange regulations and individual income tax consequences related to these potential dividends.  If the value of 22.2 million shares of Hollysys is lower than $200 million, APH is obligated to return the 22.2 million shares of Hollysys’ stock to the original beneficial individual owners of the Seven BVI Companies.  The original beneficial individual owners of the Seven BVI Companies believed that it was more likely than not that APH would return the 22.2 million shares of Hollysys’ common stock to them instead of the cash proceeds of $200 million because it would be difficult for APH to generate the necessary $200 million in cash within the time frame aforementioned. In March 2008, the return of 22.2 million shares of Hollysys common stock held by APH to the former stockholders of GTH was made based on the above mentioned Dismissal Agreement.

During the year ended June 30, 2008, the 15 notes payable in aggregate of $29,987 million to 15 investors had been fully repaid. Details please refer to note 10 to the consolidated financial statements for more details.

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

Reclassifications

Certain prior year amounts have been reclassified to conform to current year classifications.

Foreign Currency Translations and Transactions

The Renminbi (“RMB”), the national currency of PRC, is the primary currency of the economic environment in which the operations of the Company are conducted and is determined the functional currency of all PRC subsidiaries.  The Company uses the United States dollar for financial reporting purposes.

The Company translates the assets and liabilities into U.S. dollars using the rate of exchange prevailing at the balance sheet date, and the statements of income are translated at average rates during the reporting period.  Adjustments resulting from the translation of financial statements from RMB into U.S. dollars are recorded in stockholders’ equity as part of accumulated comprehensive income - translation adjustments.  Gains or losses resulting from transactions in currencies other than RMB are reflected in consolidated statement of income for the reporting period.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less to be cash equivalents.

Revenue Recognition

Revenues generated from designing, building, and delivering customized integrated industrial automation systems and providing relevant solutions are recognized over the contractual terms based on the percentage of completion method.  The contracts for designing, building, and delivering customized integrated industrial automation systems are legally enforceable binding agreements between the Company and customers.  Performance of these contracts will often extend over long periods, and the Company’s right to receive payments depends on its performance in accordance with these contractual agreements.  The duration of contracts the Company performs is depending on the contract size in terms of dollar amounts.  In general, the bigger the contract size is, the longer the duration of that contract is.  The duration of a small contract is less than one year without including warranty period.  The duration of a large contract is longer than one year without including warranty period.  Including the warranty period, all of contracts have their duration longer than one year, ranging from 16 months to 61 months.   The operating cycle of the Company is determined by a composite of many individual contracts in various stage of completion and is measured by the duration of the average time intervening between the acquisition of materials or service entering the construction process and the substantial completion of contracts.  Based on the historical experience, the operating cycle of the Company exceeds one year.

In accordance with AICPA’s SOP 81-1, “Accounting for Construction Contracts and Certain Production-Type Contracts,” revenue recognition is based on an estimate of the income earned to date, less income recognized in earlier periods.  Estimates of the degree of completion are based on the costs incurred to date comparing to the expected total costs for the contracts.  Revisions in the estimated profits are made in the period in which the circumstances requiring the revision become known.  Provisions, if any, are made currently for anticipated loss on the uncompleted contracts.  Revenue in excess of billings on the contracts is recorded as costs and estimated earnings in excess of billings.  Billings in excess of revenues recognized on the contracts are recorded as deferred revenue until the above revenue recognition criteria are met.  Billings are rendered based on agreed milestones included in the contracts with customers.  There are different milestones among the contracts the Company has won.  In general, there are four milestones: 1) system manufacturing, 2) system delivery, 3) installation, trial-run, and customer acceptance, and 4) expiration of a warranty period.  The amount to be billed when each of the specified milestones is reached has been specified in a contract.  All contracts have the first milestone, but not all contracts have a prepayment.

The Company recognizes 100% of the contractual revenue at the end of customer acceptance stage as the Company estimates that no further major costs will incur under a contract, a signed customer acceptance document has been obtained, and a warranty period starts to count.  Revenues are presented net of taxes collected on behalf of government.

Revenue generated from sales of electronic equipment is recognized when persuasive evidence of an arrangement exists, delivery of the products has occurred, customer acceptance has been obtained, which means the significant risks and rewards of the ownership have been transferred to the customer, the price is fixed or determinable and collectability is reasonably assured.

Inventories

Inventories are composed of raw materials and low value consumables, work in progress, and purchased and manufactured finished goods.  Inventories are stated at the lower of cost or the market value.

On January 1, 2009, the Company elected to change the “costing method” for purchased inventories previously accounted for on the “weighted average basis” to the “first-in, first-out basis”.  The percentage of purchased inventories accounted for under the weighted average method shared approximately 64% of the closing inventories at December 31, 2008.  The Company believe that purchased inventories measured based on first-in first-out basis can better reflect the current value of purchased inventories on the Consolidated Balance Sheet and enhances the matching of future cost of sales with revenues. Since the change of the inventories costing method did not result in a material cumulative difference or a material difference in any one reporting period, and consequently the prior periods figures have not been restated.  The cumulative effect of the accounting change, which was immaterial, was reflected in the results of operations in the year ended June 30, 2009.

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

Accounts Receivable and Cost and estimated earnings in excess of billings

Performance of the contracts often will extend over long periods and the Company’s right to receive payments depends on its performance in accordance with these contractual agreements.  The Company bills a customer in accordance with the amount specified under the contract from the cost and estimated earnings in excess of billings when the Company’s performance has reached a milestone.  In general, among four milestones, each interval of two contiguous billings under a contract is within one year (under certain railway control system contracts, the interval of two contiguous billings is longer than one year) and the last billing to be issued for a contract is at the end of the warranty period.  When a customer makes a prepayment at the start of a contract, the amount received will be recorded as deferred revenue.  The deferred revenue would be recognized as revenue under the percentage of completion method along with the progress of a contract.  If no prepayment is received by the Company, revenue would be recognized through cost and estimated earnings in excess of billings.  Accordingly, when a particular milestone is reached, a particular amount of cost and estimated earnings in excess of billings will be transferred into accounts receivable.  Cost and estimated earnings in excess of billings are usually billed within one year.  The Company does not specify credit terms in its invoices and expect that its customers will make their payments upon receipt even though the contract terms say that a specific amount is due when a milestone is reached.  The Company does not require collateral from its customers.  Based on the prevailing collection practice in China, it is a reasonable expectation for the enterprises in automation industry to take over one year to collect accounts receivable.

As of June 30, 2008 and 2009, balance of $7,780,192  and $6,772,812 were related to contracts which have been completed but are still within the warranty period respectively.

The Company issues invoices to its customers without specifying credit terms and consequential interests charge for late payments by its customers.  The Company reviews the status of contracts periodically and decided how much allowance for doubtful accounts should be made based on factors surrounding the credit risk of customers, as well as its historical experience.  The Company set up bad debt allowance for an individual customer if there is a deterioration of the customer’s creditability and the assessed probability of default is higher than the historical experience.

Based on the information available to management, the Company believes that its allowance for doubtful accounts as of June 30, 2008 and 2009 were adequate, respectively.
The allowance for doubtful debts for the years ended June 30, 2007, 2008 and 2009 were $1,118,903 and $3,439,486 and $1,145,770 respectively.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are stated net of accumulated depreciation.  Depreciation expense is determined using the straight-line method over the estimated useful lives of the assets as follows:

Land use right	49 years
Buildings	30 years
Machinery	5 - 10 years
Software	5 years
Vehicles and other equipment	5 years

Construction in progress represents construction of certain facilities which construction work has not been completed and which, upon completion, management intends to hold for production purpose. In addition to costs under construction contracts, external costs directly related to the construction of such facilities, including duty and tariff, equipment installation and shipping costs, and borrowing costs are capitalized. Depreciation is recorded at the time assets are placed in service.

Maintenance and repairs are charged directly to expense as incurred, whereas betterment and renewals are capitalized in their respective property accounts.  When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized for the reporting period.

Impairment of Long-Lived Assets

The Company adopts the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets.  Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.  Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

There was no impairment of long-lived assets for the year ended June 30, 2007, 2008 and 2009, respectively.

Shipping and Handling Cost

The Company adopted EITF 00-10, “Accounting for Shipping and Handling Fees and Costs”.  All shipping and handling fees charged to customers are included in net revenue, and shipping and handling costs for goods shipped by the Company to customers are included in cost of integrated contract and/or cost of goods sold.

Goodwill and Impairment Test

Goodwill resulting from an acquisition is measured at the excess of the cost of the business combination over the fair value of the assets acquired and liabilities assumed.  Goodwill will not be amortized, instead be tested for impairment at least annually as prescribed by SFAS No. 142.  When impairment occurs, the carrying value of goodwill is written down and a charge is recorded against net income.  For the year ended June 30, 2007, 2008 and 2009, there was an impairment loss of nil, $99,439 and nil, respectively. The carrying value of goodwill was written down to $0 as of June 30, 2008 and 2009.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”, which requires an entity to recognize deferred tax liabilities and assets.  Deferred tax assets and liabilities are recognized for the future tax consequence attributable to the difference between the tax bases of assets and liabilities and their reported amounts in the financial statements.  Deferred tax assets and liabilities are measured using the enacted tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

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

Pursuant to the laws and regulations of the PRC, the Company is entitled to a refund of the 14% VAT for software expenses. The Company recognizes the VAT refunds upon completion of government approval. VAT refunds are included as a credit in the operating expense in the consolidated statement of income.

Research and Development

Research and development costs consist primarily of staff costs, which include salaries, bonuses and benefits for research and development personnel.  Research and development costs also include travel expenses of our research and development personnel as well as depreciation of hardware equipment and software tools and other materials used in our research and development activities. Research and development costs are expensed as incurred.

Government Subsidies

Certain subsidiaries of the Company located in PRC have, respectively, received certain government subsidies from local PRC government agencies.  Government subsidies are recognized when all the conditions for their receipt have been met. The Company presents the government subsidies received as part of other income.

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

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ materially from those estimates.

Comprehensive Income

The Company adopted SFAS No. 130, “Reporting Comprehensive Income”, which establishes standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements.  The Company has chosen to report comprehensive income in the statements of income and comprehensive income.  Comprehensive income is comprised of net income and all changes to stockholders’ equity except those due to investments by owners and distributions to owners.

Long-Term Investments

The Company accounted for its long-term investments under either equity method or cost method in accordance with equity interest holding percentage. Equity method also applies to the investment in investee company with equity interest more than 50% when the minority interest in that investee company has the participation rights defined in EITF 96-16.

Earnings (Loss) Per Share

The Company presents earnings per share in accordance with the SFAS No. 128, “Earnings per Share”, which defines that basic earnings (loss) per share include no dilution and are computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period whereas diluted earnings (loss) per share reflect the potential dilution of securities that could share in the earnings of an entity.

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

Fair Value of Financial Instruments

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. In October 2008, the FASB issued FASB Staff Position (“FSP”) 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active”. FSP SFAS 157-3 clarifies the application of SFAS in a market that is not active, and provides guidance on the key considerations in determining the fair value of a financial asset when the market for the financial asset is not active. Effective July 1, 2008, the Company adopted the measurement and disclosure requirements related to financial assets and financial liabilities. The adoption of SFAS 157 for the financial assets and financial liabilities did not have a material impact on the Company’s results of operation or the fair values of its financial assets and liabilities. FSP SFAS 157-2, “Effective Date of FASB Statement No. 157” delayed the effective date of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis, until the fiscal year beginning after November 15, 2008.  The Company is currently assessing the impact of SFAS No. 157 for non-financial assets and liabilities that are recognized or disclosed on a non-recurring basis on its results of operation and financial position.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (“SFAS No. 141(R)”).  SFAS No. 141(R) changes accounting for acquisitions that close beginning in 2009.  SFAS No. 141R broadens the guidance of SFAS No. 141, extending its applicability to all transactions and other events in which one entity obtains control over one or more other businesses.  It broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations.  SFAS No. 141R expands on required disclosures to improve the statement users’ abilities to evaluate the nature and financial effects of business combinations.  SFAS No. 141R is effective for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the potential impact on the adoption of SFAS No. 141(R) that may have on its financial position, result of operations and cash flow.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, An Amendment of ARB No. 51” (“SFAS No. 160”).  SFAS No. 160 requires that a noncontrolling interest in a subsidiary be reported as equity and the amount of consolidated net income specifically attributable to the noncontrolling interest be identified in the consolidated financial statements.  It also calls for consistency in the manner of reporting changes in the parent’s ownership interest and requires fair value measurement of any non-controlling equity investment retained in a deconsolidation.  SFAS No. 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company does not anticipate that the adoption of SFAS No. 160 will have significant impact on the Company’s financial disclosures.

In March 2008, FASB released SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged and is required to be adopted by the Company in the first quarter of fiscal year 2010. The Company does not anticipate that the adoption of SFAS No. 161 will have significant impact on the Company’s financial disclosures.

In April 2009, the FASB issued FSP 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4”). FSP 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. FSP 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP 157-4 is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. FSP 157-4 does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, FSP 157-4 requires comparative disclosures only for periods ending after initial adoption. The adoption of FSP 157-4 in the fourth quarter of fiscal 2009 did not have a material impact on the Company’s financial position or results of operations.

In May 2009, the FASB issued SFAS No. 165 “Subsequent Events” (“SFAS No. 165”), which provides guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS No. 165 also requires entities to disclose the date through which subsequent events were evaluated as well as the rationale for why that date was selected. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. SFAS No. 165 is effective for interim and annual periods ending after June 15, 2009. The adoption of SFAS No. 165 in the fourth quarter of fiscal 2009 did not have a material impact on the Company’s financial position or results of operations.

In June 2009, the FASB issued SFAS No. 166 “Accounting for Transfers of Financial Assets” (“SFAS No. 166”). This statement is intended to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement in transferred financial assets. This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. Earlier application is prohibited. This Statement must be applied to transfers occurring on or after the effective date. The Company is currently evaluating the potential impact on the adoption of SFAS No. 166 may have on the Company’s financial position, result of operations and cash flow.

In June 2009, the FASB issued SFAS No. 167 “Amendments to FASB Interpretation No. 46(R)” (“SFAS No. 167”). SFAS 167 seeks to improve financial reporting by enterprises involved with variable interest entities. SFAS No. 167 is applicable for annual periods after November 15, 2009 and interim periods therein and thereafter. The Company is currently evaluating the potential impact on the adoption of SFAS No. 167 may have on the Company’s financial position, result of operations and cash flow.

In June 2009, the FASB issued SFAS No. 168 “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 168”).  The FASB approved the FASB Accounting Standards Codification (the “Codification”) as the single source of authoritative non-governmental U.S. GAAP to be launched on July 1, 2009. The Codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered nonauthoritative. The Codification is effective for interim and annual periods ending after September 15, 2009. The Company does not anticipate that the adoption of SFAS No. 168 will have significant impact on the Company’s financial position, result of operations and cash flow.

NOTE 4 - INVENTORIES

Components of inventories are as follows:

	June 30,
	2008	2009

Raw materials	$11,369,296	$8,048,588
Work in progress	4,189,594	3,851,689
Finished goods	9,653,925	8,025,219
Low value consumables	50,084	25,914
Less: Provision	(596,446)	(1,114,140)

	$24,666,453	$18,837,270

NOTE 5 – COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS

	June 30,
	2008	2009

Contracts costs incurred plus estimated earnings	$249,440,721	$311,865,312
Less: Progress billings	(206,788,298)	(260,770,652)

Cost and estimated earnings in excess of billings, net	$42,652,423	$51,094,660

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT

A summary of property, plant and equipment at cost is as follows:

	June 30,
	2008	2009

Land use right	$6,223,545	$7,238,446
Buildings	14,422,530	13,520,841
Machinery	3,765,048	2,873,789
Software	569,312	797,327
Vehicles and other equipment	6,204,204	8,008,915
Construction in progress	3,419,457	23,343,595

	$34,604,096	$55,782,913

Less: Accumulated depreciation and amortization	(6,821,182)	(8,680,164)
	$27,782,914	$47,102,749

Construction in progress consists of capital expenditures and capitalized interest charges relating to the construction of facilities and assembly lines projects. Interest of nil, nil and $206,595 during the period of construction for the years ended June 30, 2007, 2008 and 2009 respectively have been capitalized.

During the year ended June 30, 2009, the Company commenced the construction of a new facility with building area of about 150,000 square meters.  As of June 30, 2009, the construction in progress of the new facility was $20 million.  The Company estimated that the whole construction budget would amount to approximately $51 million including the cost of land use right of $5 million which had been acquired during the year ended June 30, 2008.  The Company expects to complete this new facility and related construction project by the end of fiscal year ending June 30, 2010.

The depreciation and amortization for the years ended June 30, 2007, 2008 and 2009 were, $1,566,876, $1,817,657, and $2,241,344 respectively.

NOTE 7 - LONG-TERM INVESTMENTS

The following long-term investments were accounted for under either equity method or cost method.

June 30, 2008	Interest held	Long-term investment, at Cost	Share of undistributed profits	Advance to investee company	Total

Equity Method
HollySys Information Technology Co., Ltd	49.00%	$2,968,216	$21,163	$244,177	$3,233,556
HollySys Electric Machinery Co., Ltd	40.00%	772,134	1,087,491	-	1,859,625
New Huake Electric Technology Co., Ltd	37.50%	218,688	9,997	-	228,685
Beijing Techenergy Co., Ltd.	50.00%	1,457,917	745,573	15,015	2,218,505
IPE Biotechnology Co., Ltd	31.15%	1,749,501	(24,396)	-	1,725,105

		$7,166,456	$1,839,828	$259,192	$9,265,476
Cost Method
Beijing HollySys Equipment Technology Co., Ltd	20.00%	58,317	-	-	58,317
Zhongjijing Investment Consulting Co., Ltd	5.00%	437,375	-	-	437,375

		$7,662,148	$1,839,828	$259,192	$9,761,168

June 30,2009	Interest held	Long-term investment, at Cost	Share of undistributed profits	Advance to investee company	Total

Equity Method
HollySys Information Technology Co., Ltd	49.00%	$3,012,508	$38,650	$649,423	$3,700,581
HollySys Electric Machinery Co., Ltd	40.00%	775,208	1,199,076	-	1,974,284
New Huake Electric Technology Co., Ltd	37.50%	219,558	(21,329)	-	198,229
Beijing Techenergy Co., Ltd.	50.00%	6,586,747	(1,260,619)	43,152	5,369,280
IPE Biotechnology Co., Ltd	31.15%	1,756,466	(160,122)	-	1,596,344
		$12,350,487	$(204,344)	$692,575	$12,838,718

Cost Method
Beijing HollySys Equipment Technology Co., Ltd	20.00%	58,549	-	-	58,549
Zhongjijing Investment Consulting Co., Ltd	5.00%	439,116	-	-	439,116
Zhejiang Sanxing Technology Co., Ltd	10.00%	146,372	-	-	146,372
Zhejiang Sanxing Engineering Co., Ltd	6.00%	87,823	-	-	87,823

		$13,082,347	$(204,344)	$692,575	$13,570,578

In January 2008, the Company acquired an additional 9% of equity interest of HollySys Information Technology Co., Ltd with the respective interest held in the investment of 40%, 49% and 49% as of June 30, 2007, 2008 and 2009.

In May 2008, the Company approved to dispose the equity interest of Beijing Best Power Electrical Technology Co., Ltd. (the “Best Power”).  In accordance with FAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, investment in Best Power is reclassified as assets held for sale under current assets as of June 30, 2008 and measured at lower of carrying value or fair value less selling cost . The Company disposed Best Power with a consideration of RMB 13,980,000 (equivalent to $2,047,782) in July 2008. A gain on disposal of $400,556 was recorded in the consolidated statement of income for the year ended June 30, 2009

In July 2008, the Company acquired 6% of equity interest of Zhejiang Sanxing Engineering Co., Ltd, and in October 2008, the Company acquired 10% of equity interest of Zhejiang Sanxing Technology Co., Ltd, The Company adopted cost method to account for investments in the two investee companies.

In May 2009, the Company made further capital injection of RMB 35 million (equivalent to $5,126,027) into Beijing Techenergy Co., Ltd,. The injection was contributed by cash consideration of RMB 25 million (equivalent to $3,661,448) and re-investment of retained earnings of RMB 10 million (equivalent to $1,464,579). As the other equity interest owner also made the same amount of capital injection, the equity interest in Beijing Techenergy Co., Ltd, remained 50% as of June 30, 2009.

NOTE 8 - WARRANTY LIABILITY

	June 30,
	2008	2009

Beginning balance	$2,126,569	$2,051,397
Expense accrued	246,325	522,640
Expense incurred	(538,120)	(951,048)
Exchange difference	216,623	8,418

	$2,051,397	$1,631,407

NOTE 9 - SHORT-TERM BANK LOANS

On June 30, 2008 and 2009, the Company’s short-term bank borrowings consisted of revolving bank loans of $4,373,752 and $5,854,887 respectively from several banks.

As of June 30, 2008, the short-term borrowing of $4,373,752 is subject to an annual interest rate ranging from 5.83% to 6.56%, without any guarantee or pledge of assets; and such borrowing has been fully repaid as of June 30, 2009.

As of June 30, 2009, the short-term borrowing of $5,854,887 is subject to an annual interest rate ranging from 5.31% to 7.20%, without any guarantee or pledge of assets.

NOTE 10 - NOTES PAYABLE

As mentioned in Note 2, GTH and the initial beneficial owners of Beijing HollySys and Hangzhou HollySys entered into a series of agreements with Chardan, APH and 15 investors who provided a bridge loan and purchased 1.3 million preferred shares in the aggregate amount of $30 million in order to satisfy the urgent needs from the original Chinese owners of GTH.

On December 20, 2006, GTH issued 15 notes in aggregate of $29.987 million payable to 15 investors and 1.3 million preferred shares with a par value of $0.01 per share in exchange for the proceeds of $30 million.  The detailed terms of the notes issued to the 15 investors has been mentioned in Note 2 under Bridge Loan Transaction.

As part of the Bridge Loan Transaction, the 15 investors who were issued with 1.3 million shares of GTH’s preferred stock are fully informed of the Share Exchange Transaction between GTH and Chardan and have the rights to accept the Exchange Offer tendered by Chardan to convert each outstanding share of preferred stock into one common share of the successor company of Chardan, which is Hollysys.

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

During the year ended June 30, 2008, the notes payable had been fully repaid and the outstanding balance is nil.

The notes interest charged for the years ended June 30, 2007, 2008 and 2009 were $1,582,649, $824,370, and nil respectively.  The amortization of discount on notes payable which charged to interest expenses were $4,819,326, $2,420,064, and nil for the years ended June 30, 2007, 2008 and 2009 respectively.

NOTE 11 - LONG TERM BONDS PAYABLE

In December 2007, Beijing HollySys and three independent third parties entered into an agreement with the underwriters to issue a bond to institutional and public investors in PRC with an aggregate principal amount of RMB 305 million. Pursuant to the agreement, the Group issued a RMB 80 million (equivalent to $11.7 million) bond (the“Bond”) for the purpose of technology improvement and industrial implementation of certain technology. The Bond carries interest at a rate of 6.68% per annum, which is payable semiannually and will mature in December 2010. For the purpose of the Bond, Beijing Zhongguancun Science and Technology Guaranty Co., Ltd. has undertaken joint and several guarantee liabilities in full in favour of Beijing HollySys. Concurrently, the China Development Bank has authorized its business department to undertake general guarantee liability in respect of the guarantee liabilities of Beijing Zhongguancun Science and Technology Guaranty Co., Ltd.. Beijing HollySys also pledged its property located in Beijing with a net book value of $5.1million as at June 30, 2009 to Beijing Zhongguancun Science and Technology Guaranty Co., Ltd. as a collateral.

Bond issuing costs was RMB 1,254,054 (equivalent to $183,559).  Such issuing costs will be amortized during the three-year term of the bonds and any unamortized issuing cost is presented as long-term deferred expenses on the balance sheet.

For the year ended June 30, 2008 and 2009, bond interest of $378,575 and $782,671 were charged to interest expenses, respectively.

NOTE 12 - LONG-TERM BANK LOANS

		June 30,
		2008	2009

RMB-denominated loan from China Development Bank	(i)	2,186,876	-
RMB-denominated loan from Bank of China	(ii)	5,102,710	5,123,026
RMB-denominated loan from Industrial and Commercial Bank of China	(iii)	-	36,593,041
		7,289,586	41,716,067

Less: Current portion		(2,186,876)	(5,123,026)

		$5,102,710	$36,593,041

(i)
The borrowing of $4,373,753 is effective from June 29, 2006 to June 28, 2009, with an annual interest of 6.03% to 6.75% throughout the loan period.  Principal payments of $728,959, $1,457,917 and $2,186,876 were due and settled on June 28, 2007, 2008, and 2009 respectively. Such borrowing was full repaid as of June 30, 2009.

(ii)
The borrowing of $5,123,026 is effective from August 29, 2007 to August 28, 2009, with an annual interest of 6.48%. Principal payments of $5,123,026 are due on August 28, 2009. The borrowing is without any guarantee or pledge of assets. Such borrowing was subsequently repaid on August 28, 2009

(iii)
The borrowing of $36,593,041 is effective from March 31, 2009 to March 30, 2016, with an annual interest rate of 6.44%. The borrowing are pledged with the new facility in construction, with building area of about 150,000 square meters, amounted to $20,043,222 as of June 30, 2009.

Scheduled principal payments for all outstanding borrowings on June 30, 2009 are as follows:

Year Ending June 30,
2010	$5,123,026
2011	1,463,722
2012	5,123,026
2013	7,318,608
2014 and onward	22,687,685

$41,716,067

For the years ended June 30, 2007, 2008, and 2009, loans interest including short-term and long-term bank loans of $1,261,731, $1,342,407 and $1,192,485 was incurred and $1,261,731, $1,342,407 and $985,890 was charged to interest expenses respectively.

NOTE 13 – COMMON STOCK

As of September 20, 2007, the net assets of Chardan were $28,156,361 representing by the outstanding 7,000,000 common shares, which were presented in the stockholders equity under the line item of recapitalization in connection with Share Exchange Transaction.

In accordance with the terms of the Future Annual Incentive Share Plan described in Note 2, the original shareholders of GTH and their designees would entitle to receive additional shares of 2 million shares of common stock for each 12-month periods if the Company’s profit for twelve months periods ended December 31, 2007 and 2008 met the US$23,000,000 and US$32,000,000 threshold respectively.

During the year ended June 30, 2008 and 2009, the Company determined the after-tax profit (in terms of comprehensive income concept) target for the 12-month ended December 31, 2007 and 2008 was met respectively.

The Company accounted for the transactions of issuing these incentive stock based on the fair value on the grant date, which is the date when the shareholders of Chardan held a special meeting to vote for the Share Exchange Transaction on September 7, 2007 when the common stock of Hollysys was at $8.5 each.

Therefore, the fair value of incentive stock compensation of $17 million and $17 million was recorded in the consolidated statement of income for the year ended June 30, 2008 and 2009. As of June 30, 2009, these incentives shares have not yet been issued.

On June 15, 2009, the Company agreed to immediate issue 4 million shares of common stock to the original shareholders of GTH and their designees for the cancellation of the Future Annual Incentive Share Plan for the 12-month periods ending December 31, 2009, 2010 and 2011. In accordance with SFAS No. 123(R), the modification of the incentive stock compensation resulted in an incremental incentive stock compensation of $22 million which is charged to the consolidated statement of income for the year ended June 30, 2009. As of June 30, 2009, these incentives shares have not yet been issued.

In August 2005, Chardan issued 11.5 million warrants to the investors who purchased Chardan’s common stock.  In accordance with the terms of these warrants, all warrants should be exercised or redeemed on or before June 30, 2008.  The exercise price of these warrants was $5 per share and the redemption price was $0.01 per share.  During the period from October to December 2007, a total of 11,442,614 warrants were exercised while 57,386 warrants were redeemed.  Consequently, Hollysys received cash proceeds of $57.21 million from the exercise of warrant and paid $574 to the holders of 57,386 warrants for redemption purpose.

For the years ended June 30, 2008 and 2009, none of the 250,000 UPO has been exercised respectively. The UPO will be expired on August 2, 2010.

NOTE 14 - SHARE OPTION PLAN

On September 20, 2007, the Company adopted the “2006 Stock Plan” (the “Plan”) which allows the Company to offer a variety of incentive awards to employees, officers, directors and consultants. Options to purchase 3,000,000 ordinary shares are authorized under the Plan.

On February 1, 2008 and June 2, 2008, options to purchase 186,000 and 60,000 ordinary shares were granted under the terms of the Plan. 186,000 and 60,000 options were priced at $7.9 and $5.85 per share respectively, in which 231,000 options with expiry period of 5 years from the date of grant and vest over a period of 3 years, and 15,000 options with expiry period of 1 year from the date of grant with immediate vesting. The 15,000 options were not exercised and have been expired as of June 30, 2009.

On January 20, 2009, options to purchase 450,000 ordinary shares were granted under the terms of the Plan. They were priced at $2.24 per share, with expiry period of 10 years from the date of grant and vest over a period of 3 years.

A summary of the share option activity under the Plan is as follows:
	Options outstanding	Weighted average exercise price

Options outstanding at July 1, 2007	-	-
Options granted	246,000	$7.40
Options exercised	-	-
Options cancelled/forfeited/expired	-	-
Options outstanding at June 30, 2008	246,000	7.40

Options granted	450,000	2.24
Options exercised	-	-
Options cancelled/forfeited/expired	(15,000)	7.90

Options outstanding at June 30, 2009	681,000	3.98

Options vested and exercisable
At June 30, 2008	45,167	7.82
At June 30, 2009	185,500	5.34

The following table summarizes information with respect to options outstanding at June 30, 2009:

	Options outstanding and exercisable
	Number outstanding	Weighted average remaining contractual life years	Weighted average fair value as of the grant date
Exercise price:
US$7.90	171,000	3.5	$2.34
US$5.85	60,000	3.9	2.21
US$2.24	450,000	9.6	2.31

Total	681,000	7.6	$2.31

The aggregate intrinsic value as of June 30, 2008 and 2009 is nil and $1,602,000 respectively . No options have been exercised during the year ended June 30, 2007, 2008, and 2009.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model.

	Year Ended June 30,
	2007	2008	2009
Options granted (weighted average)
Average risk-free rate of return	-	2.77% - 3.24%	1.85%
Expected option life	-	3 years	6 years
Volatility rate	-	37% - 40%	116%
Dividend yield	-	-	-

Average risk-free rate of return for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Expected option life is derived from the simplified method in accordance to Staff Accounting Bulletin No. 110 of the Securities and Exchange Commission of the United States as no historical exercise pattern could be studied for reference, Volatility rate is based on historical volatility of the Company’s stock. Dividend yield is estimated by the Company at zero for the expected option life.

The Company recorded share option compensation expense of nil, $84,473, and $319,026 for the year ended June 30, 2007, 2008, and 2009. As of June 30, 2008 and 2009, there were $462,367 and $1,182,841 of total unrecognized compensation expense related to non-vested share-based compensation arrangement under the Plan. The unrecognized compensation expense is expected to be recognized over a weighted-average vesting period of 2.3 years.

NOTE 15 - EMPLOYEE BENEFITS

The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in China.  The expense related to this plan was $1,992,113, $3,136,409 and $4,467,855 for the years ended June 30, 2007, 2008 and 2009, respectively.

NOTE 16 - INCOME TAX

Hollysys, and its subsidiary, GTH, are incorporated in the BVI and are not subject to income tax under the relevant jurisdiction. Its major operating subsidiaries are incorporated in the PRC and are subject to income taxes as described below.

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

Beijing HollySys is registered in a high-tech zone located in Beijing and was deemed as a High-tech Enterprise by Beijing Commission of Science and Technology.  According to the preferential regulations specified by State Council, Beijing HollySys had entitled to a favorable EIT rate of 15% from October 1, 2002 to December 31, 2007. During the calendar year ended December 31, 2008, Beijing HollySys was certified as a High-tech Enterprise for three years commencing from January 1, 2008. Therefore, the EIT tax rate applicable to Beijing HollySys is 15% for the fiscal years ended June 30, 2007, 2008 and 2009.

Hangzhou HollySys is registered as a foreign investment enterprise in China and was entitled to tax holidays of 100% exemption of income tax for two years followed by 50% exemption of income tax for the next three years since the first profitable calendar year ended December 31, 2004. During the calendar year ended December 31, 2006, Hangzhou HollySys enjoyed preferential EIT rate of 16.5% (i.e. 15% of national income tax plus 1.5% local income tax) in accordance with relevant regulations regarding Hangzhou HollySys located in a development zone recognized by the Ministry of Land and Resource in China. This preferential EIT rate benefit, together with the 50% exemption of income tax holiday, entitled Hangzhou HollySys with applicable EIT rate of 8.25% for the calendar years ended December 31, 2006 and 2007. During the calendar year ended December 31, 2008, Hangzhou HollySys was certified as a High-tech Enterprise for three years commencing from January 1, 2008. In addition, Hangzhou HollySys was also certified as “Major Software Enterprises for the calendar year ended December 31, 2008 and is entitled to a concessionary tax rate of 10%. In accordance with the new EIT law, the EIT tax rate applicable to Hangzhou HollySys for the calendar year ended December 31, 2008 and 2009 is therefore 10% and 15% respectively.

Beijing HollySys Haotong (Haotong) is registered in a high-tech zone located in Beijing and was deemed as a High-Tech Enterprise by Beijing Commission of Science and Technology.  According to the preferential regulations specified by State Council, Haotong had entitled to a favorable EIT rate at 15%.  Under the preferential regulations, Haotong also enjoyed a 100% exemption of income tax for three years from January 1, 2001 to December 31, 2003 and a 50% exemption of income tax for three years from January 1, 2004 to December 31, 2006. The EIT rate applicable to Haotong was 33% for the calendar year ended December 31, 2007. As of June 30, 2009, Haotong has not yet applied for the status as a High-Tech Enterprises. The management does not expect Haotong will qualify as a High-tech Enterprise under the new EIT law. As a result, the applicable tax rate for Haotong is 25% starting from January 1, 2008.

For other PRC operating subsidiaries, the applicable tax rate is 25% starting from January 1, 2008.

Income tax expense, which is all incurred in the PRC, consists of:

	Year Ended June 30,
	2007	2008	2009

Current income tax expense	$2,338,686	$2,798,920	$2,525,416
Deferred income tax expense (benefit)	162,418	(1,706,443)	535,725

	$2,501,104	$1,092,477	$3,061,141

A reconciliation between the provisions for income taxes computed by applying the statutory tax rate in PRC of 33% for the calendar year ended December 31, 2007 and 25% for the calendar years ended December 31, 2008 and 2009 for the income before income taxes and the actual provision for income taxes is as follows:

	Year Ended June 30,
	2007	2008	2009

Income (loss) before income taxes	$18,646,368	$2,248,419	$(5,603,121)

Expected income tax expense at statutory tax rate in PRC	6,153,301	562,104	(1,400,780)
Effect of different tax rate in various jurisdictions	-	141,756	32,590
Effect of preferential tax treatment	(4,623,896)	(4,237,165)	(4,004,659)
Effect of income for which no income tax is chargeable	(435,483)	(742,063)	(1,447,910)
Effect of additional deductible research and development expense	(31,172)	(346,788)	(770,383)
Effect of non-deductible expenses	1,025,965	5,694,332	10,585,029
Under/(over) provision of income tax in previous years	530,983	(348,399)	(34,818)
Change in valuation allowance	-	348,936	113,096
Others	(118,594)	19,764	(11,024)

Effective income tax expense	$2,501,104	$1,092,477	$3,061,141

Had the all above tax holidays and concessions not been available, the tax charge would have been higher by $4,623,896, $4,237,165 and $4,004,659 and the basic net income per share would have been lower by $0.21, $0.11 and $0.09 for the years ended June 30, 2007, 2008 and 2009 respectively, and diluted net income per share for the years ended June 30, 2007, 2008 and 2009 would have been lower by $0.20, $0.11 and $0.09, respectively.

The temporary differences that have given rise to the deferred tax liabilities consist of the following:

	June 30,
	2008	2009
Deferred tax assets
Doubtful debt provision	$979,042	$1,076,484
Inventory provision	89,467	182,993
Deferred revenue	730,957	1,151,302
Warranty provision	307,710	247,981
Recognition of intangible assets	839,416	719,996
Accrued payroll	288,451	227,896
Net operating loss carry forward	348,936	524,234

	3,583,979	4,130,886

Less: Valuation allowances	(348,936)	(462,032)

	$3,235,043	$3,668,854

Deferred tax liabilities
Costs and estimated earnings in excess of billings	$(1,955,471)	$(2,919,511)

Deferred tax assets (liabilities), net	$1,279,572	749,343

Deferred tax assets - current	$980,345	$319,737
Deferred tax assets – non-current	717,140	706,943
Deferred tax liabilities – current	(417,913)	(277,337)

	$1,279,572	$749,343

The Company operates through the PRC subsidiaries and the valuation allowance is considered on each individual basis. Where a valuation allowance was not recorded, the Company expects to generate sufficient taxable income in the future.

Under the New EIT Law and the implementation rules, profits of the PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to Hollsys are subject to a withholding tax at a rate of 10% unless reduced by tax treaty. Since the Company intends to reinvest the earnings of the PRC subsidiaries in business expansion in mainland China, the PRC subsidiaries do not intend to declare dividends to their immediate non-PRC established holding companies in the foreseeable future. Accordingly, no deferred taxation on undistributed earnings of the PRC subsidiaries has been recognized as of June 30, 2008 and 2009.

The net operating loss attributable to those PRC subsidiaries can only be carried forward for a maximum period of five years. The expiration periods of unused tax losses are as follows:

Years Ending June 30,

2010	$-
2011	-
2012	-
2013	348,936
2014 and onward	175,298

$524,234

As a result of the Share Exchange Transaction, pursuant to the Internal Revenue Code Section 367 (“§367”), the merger portion of the transaction may not be considered a tax-free exchange and thus the Company would be taxed on the gain of its assets at the time of the merger. The management of the Company consulted independent tax experts regarding the tax effect on the re-domestication merger and assessed that the Company should undertake a tax liability of $1,699,915. As of completion date of Share Exchange Transaction on September 20, 2007, tax on re-domestication amounted to $1,699,915 was charged against equity because the assumption of such tax is part of the recapitalization in connection with the Stock Exchange Transaction. In June 2008, Hollysys filed 2007 tax returns and made payment of $1,636,154. The Company does not expect to incur further material tax liabilities in this connection.

In accordance with FIN 48, the Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. The Company performed a self-assessment and concluded that there was no significant uncertain tax position requiring recognition in its financial statements. There were no material interest or penalties incurred for the years ended June 30, 2007, 2008 and 2009.

NOTE 17 – EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share for the years indicated:

	Year Ended June 30,
	2007	2008	2009

Net income (loss) - numerator
Basic and diluted	$13,084,751	$(1,677,178)	$(13,851,064)

Shares - denominator:
Weighted average ordinary shares
outstanding used in computing basic
net earnings (loss) per share	22,200,000	37,658,437	44,950,833

Incremental weighted average
Preferred shares of GTH before conversion	683,836	-	-

Weighted average ordinary shares
outstanding used in computing
diluted net earnings per share	22,883,836	37,658,437	44,950,833

Net earnings (loss) per share - basic	$0.59	$(0.04)	$(0.31)

Net earnings (loss) per share - diluted	$0.57	$(0.04)	$(0.31)

For the year ended June 30, 2007, potential common shares of 750,000 shares related to UPO are excluded from the computation of diluted net income per share as their exercise prices were higher than the average market price.

For the year ended June 30, 2008, potential common shares of 246,000 shares related to stock options granted under the terms of the Plan, 750,000 shares related to UPO and 1,002,740 shares related to contingent issuance of common stock in accordance with the Share Exchange Transaction were excluded from the computation of diluted net loss per share as they had an anti-dilutive effect.

For the years ended June 30, 2009, potential common shares of 681,000 shares related to stock options granted under the terms of the Plan, 750,000 related to UPO and 4,991,781 shares related to contingent issuance of common stock related in accordance with the Share Exchange Transaction were excluded from the computation of diluted net loss per share as they had an anti-dilutive effect.

NOTE 18 - RELATED PARTY TRANSACTIONS

Related Party Relationships

Name of Related Parties	Relationship with the Company

HollySys Information Technology Co., Ltd.	49% owned by Beijing HollySys
New Huake Electronic Technology Co., Ltd.	37.5% owned by Beijing HollySys
Beijing Techenergy Co., Ltd.	50％owned by Beijing HollySys
HollySys Electric Tech Co., Ltd.	40% owned by Beijing HollySys
HollySys Equipment Technology Co., Ltd.	20% owned by Beijing HollySys
IPE Biotechnology Co., Ltd.	31.15% owned by Beijing HollySys
Beijing Best Power Electrical Technology Co., Ltd.	18.49% previously owned by Beijing HollySys
Rilin Construction Group Co., Ltd	One of the owner in Beijing HollySys
Sixth Institute of Information Industry	One of the ex-owners in Beijing HollySys

Due from Related Parties
	June 30,
	2008	2009

HollySys Information Technology Co., Ltd.	$30,540	$618,785
Beijing Techenergy Co., Ltd.	1,903,883	6,562,318
HollySys Electric Tech Co., Ltd.	2,095	13,857
HollySys Equipment Technology Co. Ltd.	42,393	8,098
Beijing Best Power Electrical Technology Co., Ltd.	103,512	-
IPE Biotechnology Co., Ltd.	2,478,459	-

	$4,560,882	$7,203,058

The Company’s management believed that the collection of amounts due from related parties were reasonably assured and accordingly, no provision had been made for these balances of due from related parties.

Due to Related Parties
	June 30,
	2008	2009

HollySys Information Technology Co., Ltd	679,447	827,573
New Huake Electronic Technology Co., Ltd.	-	35,142
HollySys Equipment Technology Co. Ltd.	-	1,978
Beijing Techenergy Co., Ltd	759,502	588,383
HollySys Electric Tech Co., Ltd	19,836	11,607
Sixth Institute of Information Industry	23,569	-

	$1,482,354	$1,464,683

Purchases and Sales with Related Parties

Purchases
	Year Ended June 30,
	2007	2008	2009

HollySys Electric Tech Co., Ltd.	$2,370	$71,019	$24,709
Beijing Techenergy Co., Ltd.	891,655	1,075,530	1,531,058
HollySys Information Technology Co., Ltd.	-	1,630,574	728,897
New Huake Electronic Technology Co., Ltd.	45,090	842,824	431,693

	$939,115	$3,619,947	$2,716,357

Lease Expenses
	Year Ended June 30,
	2007	2008	2009

HollySys Information Technology Co., Ltd.	$81,005	$731	$-

	$81,005	$731	$-

Sales
	Year Ended June 30,
	2007	2008	2009

HollySys Electric Tech Co., Ltd.	$-	$4,995	$13,865
Beijing Techenergy Co., Ltd.	86,504	1,535,446	5,721,797
HollySys Information Technology Co., Ltd	864	37,496	920,333
Beijing HollySys Equipment Technology Co., Ltd	34,371	-	30,794

	$121,739	$1,577,937	$6,686,789

Lease Income
	Year Ended June 30,
	2007	2008	2009

Beijing Techenergy Co., Ltd.	$83,868	$77,583	$27,835
HollySys Information Technology Co., Ltd.	30,976	52,832	-
HollySys Equipment Technology Co., Ltd.	6,766	2,974	3,351

	$121,610	$133,389	$31,186

Amounts due from and due to the related parties relating to the above transactions are unsecured, non-interest bearing and repayable on demand.

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

Acquisition of HAP from a Related Party

On November 19, 2007, Hollysys entered into a Stock Purchase Agreement with Fulbond Systems Pte Ltd, which is a Singapore based company and partially owned by Mr. Yau Kiam Fee, who is a member of Board of Directors of Hollysys, to acquire 100% interest of Fulbond Systems for a total consideration of SGD$1,066,234 (equivalent to $744,596). After the ownership transfer, Fulbond System changed its name to HollySys (Asia Pacific) Pte Ltd. The purchase price of $744,596 was paid in cash on December 11, 2007.

NOTE 19 - OPERATING RISK

The Company has significant investments in China.  The operating results of the Company may be adversely affected by changes in the political and social conditions in China, and by changes in Chinese government policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods taxation, among other things.  There can be no assurance, however, those changes in political and other conditions will not result in any adverse impact.

Most of the Company’s customers are located in the PRC. The Company had no customer that individually comprised 10% or more of revenue for the years ended June 30, 2007, 2008 and 2009.

The Company has no customer that individually comprised 10% or more of the outstanding balance as of June 30, 2008 and 2009.

NOTE 20 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash, accounts receivable, other receivables, amount due to or from related parties, accounts payable and accrued liabilities are reasonable estimates of their fair value because of the short maturity of these items. The carrying amount of the Company’s long term debts approximates at their fair value due to the interest rates on the debts approximating at current rates.

NOTE 21 - COMMITMENT

The Company leases premises under various operating leases.  Rental expenses under operating leases included in the consolidated statement of income were $345,715 $545,796 and $1,105,473 for the years ended June 30, 2007, 2008 and 2009, respectively.

At June 30, 2009, the Company was obligated under operating leases requiring minimum rentals as follows:

Years Ending June 30,

	$
2010		522,996
2011		345,429
2012		55,927
2013		22,913

Total minimum lease payments		$947,265

Other than the details set out in the note 6 to the consolidated financial statements, there was no significant capital commitment as of June 30, 2009.

NOTE 22 - SUBSEQUENT EVENTS

On July 1, 2009, the Company completed the acquisition of 1.78% equity interest on Beijing HollySys from the minority interest holder and held 75.89% equity interest of Beijing HollySys upon the completion of the acquisition. Total consideration made was RMB 18,000,0000 (equivalent to $2,643,969), of which RMB 15,000,000 (equivalent to $2,195,582) was paid in June 2009 and RMB 3,000,000 (equivalent to $448,387) was paid in July 2009.

The Company has evaluated material subsequent events through September 30, 2009, the date these financial statements were issued.