Form 20-F
period 2010-06-30
Hollysys Automation Technologies, Ltd.
filed 2010-12-22
CIK 1357450

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2010

OR

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

No. 2 Disheng Middle Road,
Beijing Economic-Technological Development Area,
Beijing, P. R. China 100176
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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (June 30, 2010): 54,449,129 ordinary shares.

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

Large accelerated filer ☐          Accelerated filer ☒            Non-accelerated filer ☐
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
☐Yes       ☒ No

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

ANNUAL REPORT ON FORM 20-F
FOR THE FISCAL YEAR ENDED JUNE 30, 2010

TABLE OF CONTENTS

USE OF CERTAIN DEFINED TERMS

Except as otherwise indicated by the context, references in this annual report to:
•	“Beijing Haotong” are references to Beijing Haotong Science and Technology Development Co., Ltd.;

•	“Beijing Helitong” are references Beijing Helitong S&T Exploration Co., Ltd.;

•	“Beijing Hollycon” are references to Beijing Hollycon Med. & Tech. Co., Ltd.;

•	“Beijing Hollysys” are references to Beijing Hollysys Co., Ltd.;

•	“Beijing Hollysys Electronics” are references to Beijing Hollysys Electronics Technology Co., Ltd.;

•	“Beijing Hollysys S&T” are references to Beijing Hollysys S&T Exploration Co., Ltd.;

•	“Beijing WoDeWeiye” are references to Beijing WoDeWeiye Technology Exploration Co., Ltd.;

•	“BVI” are references to the British Virgin Islands;

•	“China” and “PRC” are references to the People’s Republic of China and references to “Hong Kong” are references to the Hong Kong Special Administrative Region of China;

•	“Clear Mind” are references to Clear Mind Limited, a BVI company;

•	“Exchange Act” are references to the Securities Exchange Act of 1934, as amended;

•	“Gifted Time” are references to Gifted Time Holdings Limited, a BVI company;

•	“Hangzhou Hollysys” are references to Hangzhou Hollysys Automation Co., Ltd.;

•
“Hollysys” “we,” “us,” or “our,” and the “Company,” are references to the combined business of Hollysys Automation Technologies Ltd., a BVI company, and its consolidated subsidiaries, Singapore Hollysys, Gifted Time, Clear Mind, World Hope, Beijing Helitong, , Beijing Hollysys S&T, Hangzhou Hollysys, Hollysys Automation, Beijing Hollysys, Beijing Hollysys Electronics, Beijing Hollycon, Beijing Haotong and Beijing WoDeWeiye. ;

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

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                      KEY INFORMATION

Selected Consolidated Financial Data

The following table presents selected financial data regarding our business.  It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5, “Operating and Financial Review and Prospects.”  The selected consolidated statement of income data for the fiscal years ended June 30, 2010, 2009 and 2008 and the consolidated balance sheet data as of June 30, 2010 and 2009 have been derived from the audited consolidated financial statements of Hollysys that are included in this annual report beginning on page F-1.  The selected statement of income data for the fiscal years ended June 30, 2007 and 2006, and balance sheet data as of June 30, 2008, 2007 and 2006 have been derived from our audited financial statements that are not included in this annual report.

The audited consolidated financial statements for the years ended June 30, 2010, 2009 and 2008 are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.  The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes of Hollysys contained elsewhere herein.  The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

	Years Ended June 30,
	2006	2007	2008	2009	2010
Statement of Income Data
Revenue	$89,916,604	101,885,486	121,498,752	157,502,067	174,089,196
Operating income (loss)	23,349,801	25,711,773	5,844,538	(5,550,479)	32,547,400
Income before income taxes	22,941,290	18,646,368	2,248,419	(5,603,121)	35,219,424
Net income (loss)(1) attributable to Hollysys	18,051,255	13,084,751	(1,677,178)	(13,851,064)	25,704,538
Add: Amortization of discount and interest on notes payable related to bridge loan	-	6,401,975	3,244,434	-	-
Stock-based compensation cost for incentive shares	-	-	17,000,000	39,240,000	-
Stock-based compensation cost for options	-	-	84,473	319,026	524,076
Non-GAAP net income attributable to Hollysys	18,051,255	19,486,726	18,651,729	25,707,962	26,228,614
Weighted average ordinary shares	22,200,000	22,200,000	37,658,437	44,950,883	51,243,667
Weighted average number of diluted ordinary shares	22,200,000	22,883,836	37,658,437	44,950,883	51,838,294
Basic earnings per share(1)	0.81	0.59	(0.04)	(0.31)	0.50
Diluted earnings per share(1)	0.81	0.57	(0.04)	(0.31)	0.50
Non-GAAP basic earnings per share	0.81	0.88	0.50	0.57	0.51
Non-GAAP diluted earnings per share	0.81	0.85	0.50	0.57	0.51
Cash dividends declared per share	0.07	0.03	-	-	-

Balance Sheet Data
Total current assets	96,958,442	128,404,729	214,320,514	283,971,473	301,359,086
Total assets	120,024,159	154,930,570	252,734,095	345,443,522	384,730,251
Total current liabilities	60,032,366	101,419,000	71,028,772	101,121,574	135,917,248
Total liabilities	65,661,377	104,703,288	87,794,820	149,424,388	171,258,661
Non-controlling interest	9,801,634	13,200,169	17,645,377	22,479,241	774,865
Stockholders’ equity	44,561,148	37,027,113	147,293,898	173,539,893	212,696,725

(1) We have no discontinued operations.  Therefore net income and net income per share have been provided in lieu of income from continuing operations and income (loss) from continuing operations per share.

In evaluating our results, the non-GAAP measures of “Non-GAAP G&A Expenses”, “Non-GAAP Income (loss) from Operations”, and “Non-GAAP Net income (loss) and Earnings (loss) per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures are useful to investors, as they exclude amortization of discount and interest on notes payable related to bridge loan and stock-based compensation costs.  The amortization of discount and interest on notes payable related to bridge loan is non-recurrent and non-operation-related in nature. The stock-based compensation is calculated based on number of shares granted and the stock price as of the grant date. It will not result in any cash inflows or outflows. We believes that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of Hollysys, it has been a common practice for investors and analysts to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

	Years Ended June 30,
	2006	2007	2008	2009	2010
G&A Expenses	6,515,929	7,135,221	26,588,771	48,981,078	13,914,091
Minus: Stock-based compensation cost for incentive shares	-	-	17,000,000	39,240,000	-
Minus: Stock-based compensation cost for options	-	-	84,473	319,026	524,076
Non-GAAP G&A Expenses	6,515,929	7,135,221	9,504,298	9,422,052	13,390,015

Net income (loss) attributable to Hollysys	18,051,255	13,084,751	(1,677,178)	(13,851,064)	25,704,538
Add: Amortization of discount and interest on notes payable related to bridge loan	-	6,401,975	3,244,434	-	-
Add: Stock-based compensation cost for incentive shares	-	-	17,000,000	39,240,000	-
Add: Stock-based compensation cost for options	-	-	84,473	319,026	524,076
Non-GAAP net income attributable to Hollysys	18,051,255	19,486,726	18,651,729	25,707,962	26,228,614

Weighted average common shares	22,200,000	22,200,000	37,658,437	44,950,883	51,243,667
Weighted average number of diluted common shares	22,200,000	22,883,836	37,658,437	44,950,883	51,838,294
Non-GAAP basic earnings per share	0.81	0.88	0.50	0.57	0.51
Non-GAAP diluted earnings per share	0.81	0.85	0.50	0.57	0.51

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

Our average contract is worth approximately $150,000.  While some of those contracts are for upgrades and additions to existing control systems, most of them are for new installations.  In order for our business to continue to succeed and grow, we need to secure contracts with new customers on a regular basis.  We may not be successful in securing new contracts.

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

Our business is based on a number of proprietary products and systems, some of which are patented, others of which we protect as trade secrets.  We strive to strengthen and differentiate our product portfolio by developing new and innovative products and product improvements.  As a result, we believe that the protection of our intellectual property will become increasingly important to our business as the functionality of automation systems increases to meet customer demand and as we try to open new markets for our products.  Implementation and enforcement of intellectual property-related laws in China has historically been lacking due primarily to ambiguities in PRC intellectual property law.  Accordingly, protection of intellectual property and proprietary rights in China may not be as effective as in the United States or other countries.  Currently, we hold 111 PRC utility patents that relate to various product configurations and product components and 103 software copyrights and have 20 pending PRC patent applications. We will continue to rely on a combination of patents, trade secrets, trademarks and copyrights to provide protection in this regard, but this protection may be inadequate.

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

While the principal focus of our business until recently has been to provide Distributed Control Systems to industrial and manufacturing companies, our plans for growth include an increasing emphasis on railroad control systems and nuclear power generation control systems.  These sectors generally present fewer business opportunities during a given period relative to the industrial and manufacturing sectors. However, the average size of contracts in those sectors tends to be much larger, and as a result, the competition for such contracts is substantial. We may not be successful in entering these new markets and, if it were unable to do so, our revenues and profits would decline, resulting in a decreased value of our stock.

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

Industrial companies operating in China are the principal current source of revenues for us.  Our business benefited in the past from the rapid expansion of China’s industrial activity, which has created additional demand from existing companies and led to the formation of numerous additional companies that have need for our products and services.  China’s industrial expansion has been fueled in large measure by international demand for the low-cost goods that China is able to produce due to labor advantages and other comparative advantages, such as governmental subsidies to offset research and development expenses and taxes and reduced land use/facilities costs for targeted industries.  The Chinese economy may not be able to sustain this rate of growth in the future, and any reduction in the rate of China’s industrial growth or a shrinking of China’s industrial base could adversely affect our revenues.  The resulting increase in competition for customers might also cause erosion of profit margins that we have been able to achieve historically.

Our plans to enter the international automation market may not prove successful, and we may waste capital resources and needlessly divert management’s time and attention from our principal market.

To date we have conducted nearly all of our business within China and Southeast Asia.  However, we have plans to further penetrate international markets in the near future.  While the manner in which we plan to do so will likely not involve large expenditures of capital and resources, it will also require meaningful amounts of management time and attention.  Our products and our overall approach to the automation and controls system business may not be accepted in other markets to the extent needed to make that effort profitable.  In addition, the additional demands on our management from these activities may detract from our efforts in the domestic Chinese market and market of surrounding countries, causing the operating results in our principal markets to be adversely affected.

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

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls positively attested to by our independent auditors.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the Company’s internal controls over financial reporting in their annual reports and the independent registered public accounting firm auditing a company’s financial statements to attest to and report on the operating effectiveness of such company’s internal controls.  Although our independent auditor has provided a positive attestation as of June 30, 2010, we can provide no assurance that we will comply with all of the requirements imposed thereby and we will receive a positive attestation from our independent auditors in the future.  In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements.

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

If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency, determines that CSRC approval of our recent merger was required or if other regulatory obligations are imposed upon us, we may incur sanctions, penalties or additional costs which would damage our business

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Regulations, which became effective on September 8, 2006. Under these regulations, the prior approval of the CSRC is required for the overseas listing of offshore special purpose vehicles that are directly or indirectly controlled by PRC companies or individuals and used for the purpose of listing PRC onshore interests on an overseas stock exchange.

On September 20, 2007, we completed a merger transaction with Chardan North China Acquisition Corporation, or Chardan, which resulted in our current ownership and corporate structure.  We believe that CSRC approval was not required for our merger transaction or for the listing and trading of our securities on a trading market because we are not an offshore special purpose vehicle that is directly or indirectly controlled by PRC companies or individuals.  Although the M&A Regulations provide specific requirements and procedures, there are still many ambiguities in the meaning of many provisions.  Further regulations are anticipated in the future, but until there has been clarification either by pronouncements, regulation or practice, there is some uncertainty in the scope of the regulations and the regulators have wide latitude in the enforcement of the regulations and approval of transactions.  If the CSRC or another PRC regulatory agency subsequently determines that the CSRC’s approval was required, we may face sanctions by the CSRC or another PRC regulatory agency.  If this happens, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, restrict or prohibit payment or remittance of dividends paid by Hollysys, or take other actions that could damage our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our securities.

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

We are subject to the PRC’s rules and regulations on currency conversion.  In the PRC, the State Administration for Foreign Exchange, or SAFE, regulates the conversion of the RMB into foreign currencies.  Currently, foreign investment enterprises, or FIEs, are required to apply to the SAFE for “Foreign Exchange Registration Certificates for FIEs.”  We believe Beijing Helitong is an FIE.  With such registration certificates, which need to be renewed annually, FIEs are allowed to open foreign currency accounts including a “basic account” and “capital account.” Currency conversion within the scope of the “basic account,” such as remittance of foreign currencies for payment of dividends, can be effected without requiring the approval of the SAFE.  However, conversion of currency in the “capital account,” including capital items such as direct investment, loans and securities, still require approval of the SAFE.  We cannot assure you that the PRC regulatory authorities will not impose further restrictions on the convertibility of the RMB. Any future restrictions on currency exchanges may limit our ability to use our cash flow for the distribution of dividends to our shareholders or to fund operations it may have outside of the PRC.

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

Our ability to pay dividends may be restricted due to the foreign exchange control policies and availability of cash balances. Since substantially all of our operations are conducted in China and a majority of our revenues are generated in China, a significant portion of our revenue earned and currency received are denominated in RMB.  The Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. RMB is currently not a freely convertible currency. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends, if any, on our ordinary shares or otherwise satisfy foreign currency denominated obligations.  Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange by complying with certain procedural requirements.  However, approval from appropriate governmental authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.  The Chinese government may also at its discretion restrict access in the future to foreign currencies for current account transactions.  If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay certain of our expenses as they come due.  In addition, current regulations in China permit Chinese subsidiaries to pay dividends to us only out of their accumulated distributable profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, Chinese subsidiaries are required to set aside at least 10% of its accumulated profits each year.  Such reserve account may not be distributed as cash dividends.

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

Almost all of our operations are conducted in China and most of our revenues are generated from sales to businesses operating in China.  Although the Chinese economy has grown significantly in recent years, such growth may not continue. we do not know how sensitive we are to a slowdown in economic growth or other adverse changes in Chinese economy which may affect demand for our products.  A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in China may materially reduce the demand for our products and in turn reduce our results of operations.

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

RISKS RELATED TO OUR SHARES

The market price of our ordinary shares is volatile, leading to the possibility of its value being depressed at a time when you want to sell your holdings.

The market price of our ordinary shares is volatile, and this volatility may continue.  Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly. These factors include:

•	our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;
•	changes in financial estimates by us or by any securities analysts who might cover our stock;
•	speculation about our business in the press or the investment community;
•	significant developments relating to our relationships with our customers or suppliers;
•	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in the same industry as we are;
•	customer demand for our products;
•	investor perceptions of the automation and control industry in general and our company in particular;
•	the operating and stock performance of comparable companies;
•	general economic conditions and trends;
•	major catastrophic events;
•	announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;
•	changes in accounting standards, policies, guidance, interpretation or principles;
•	loss of external funding sources;
•	failure to maintain compliance with Nasdaq rules;
•	sales of our ordinary shares, including sales by our directors, officers or significant shareholders; and
•	additions or departures of key personnel.

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

We are a foreign private issuer and, as a result, we are not subject to certain of the requirements imposed upon U.S. domestic issuers by the SEC. For example, we are not required to issue quarterly reports or proxy statements.  Through the fiscal year ending June 30, 2011, we are allowed six months to file our annual report with the SEC and thereafter must file our annual report within four months of our fiscal year end.  We are not required to disclose certain detailed information regarding executive compensation that is required from U.S. domestic issuers.  Further, our directors and executive officers are not required to report equity holdings under Section 16 of the Securities Act.  As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors.  We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5.  Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, other U.S. domestic reporting companies.  We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer. Violations of these rules could affect our business, results of operations and financial condition.

We do not intend to pay dividends on our ordinary  shares for the foreseeable future.

We intend to retain any future earnings to fund the operation and expansion of our business and, therefore, we do not anticipate paying cash dividends on our ordinary shares in the foreseeable future.

You may have difficulty enforcing judgments obtained against us.

We are a BVI company and substantially all of our assets are located outside of the United States. Virtually all of our assets and a substantial portion of our current business operations are conducted in the PRC.  In addition, almost all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons.  It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents in the United States and whose assets are located in significant part outside of the United States.  In addition, there is uncertainty as to whether the courts of the British Virgin Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.  In addition, it is uncertain whether such British Virgin Islands or PRC courts would be competent to hear original actions brought in the BVI or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

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

We believe that we are not considered a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our tax year ended June 30, 2010.  However, each year we must make a separate determination as to whether we are a PFIC.  We cannot assure you that we will not be a PFIC for our tax year ending June 30, 2011 or any following tax year.  If a non-U.S. corporation either (i) at least 75% of its gross income is passive income for a tax year or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a tax year) is attributable to assets that produce or are held for the production of passive income, then the non-U.S. corporation will be deemed a PFIC.  The market value of our assets may be determined to a large extent by the market price of our ordinary shares, which is likely to fluctuate after this offering. Furthermore, how we spend as well as how quickly we spend the proceeds from the offering will affect the composition of our income and assets.  If we are treated as a PFIC for any tax year during which U.S. shareholders hold ordinary shares, certain adverse United States federal income tax consequences could apply to such U.S. holders.

Our Shareholder Rights Plan and charter documents may hinder or prevent change of control transactions.

Our shareholder rights plan and provisions contained in our Memorandum and Articles of Association may discourage transactions involving an actual or potential change in our ownership. In addition, our Memorandum and Articles of Association authorizes our board of directors to issue up to 90,000,000 shares of  preferred stock without any further action by the stockholders.  Please see Item 10, Additional Information for more information regarding our shareholder rights plan.  Such restrictions and issuances could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent our stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our ordinary shares, even if you or our other stockholders believe that such actions are in the best interests of us and our stockholders.

ITEM 4.                      INFORMATION ON THE COMPANY

A. History and Development of the Company

We were established under the laws of the BVI on February 6, 2006, as HLS Systems International, Ltd., in order to merge with Chardan, a Delaware special purpose acquisition company, originally established on March 10, 2005, with the primary purpose of effecting a business combination with an unidentified operating business that has its primary operating facilities located in China, in any city or province north of Yangtze River. On September 20, 2007, we acquired all of the issued and outstanding ordinary shares of Gifted Time, a BVI company.  Simultaneously with the acquisition, Chardan merged with and into us, all of the common stock of Chardan was converted into our ordinary shares, on a one-to-one basis, and we assumed the then outstanding Chardan warrants.  As a result of the foregoing transactions, we acquired a controlling interest in Beijing Hollysys and Hangzhou Hollysys, and an indirect interest in their majority and minority owned subsidiaries, and the consolidated financial statements of Beijing Hollysys and Hangzhou Hollysys became our historical financial statements for reporting purposes.  On July 17, 2009, we changed our name to Hollysys Automation Technologies Ltd to more accurately reflect our core value of leveraging proprietary technologies to provide state-of-the-art automation and control solutions for our clients.

Gifted Time and Subsidiaries

Gifted Time was established under the laws of the BVI on September 21, 2005, as a holding company for our indirect PRC subsidiaries, Beijing Hollysys and Hangzhou Hollysys.

Beijing Hollysys was established in September 1996 as a domestic Chinese company based in Beijing, China. From inception, Beijing Hollysys has been engaged in designing, developing and manufacturing automation control systems for customers throughout China.  Beijing Hollysys offers integrated automation solutions for many industries, including electric power generation, transmission and distribution, manufacturing (including metallurgy, construction materials, petrochemical and pharmaceutical industries), and railroad transportation.  Beijing Hollysys’ integrated automation systems and solutions have enabled customers to improve the safety, reliability and efficiency of their manufacturing processes and significantly enhance the customers’ overall profitability.  Hangzhou Hollysys was established as an equity joint venture under Chinese laws in September 2003.  The operations of Hangzhou Hollysys focus on industrial automation and integrated solutions.

During the period from December 2007 to March 2008, we established a series of wholly owned subsidiaries, namely (i) Beijing Hollysys S&T, a Chinese domestic enterprise which acquired the original shareholders’ 74.11% equity interest in Beijing Hollysys; (ii) Beijing Helitong, a wholly foreign owned enterprise in China which acquired the original shareholders’ 100% equity interest in Beijing Hollysys S&T; (iii) World Hope, a Hong Kong company which acquired the original shareholders’ 100% equity interest in Beijing Helitong; (iv) Clear Mind, a BVI company which acquired the original shareholders’ 100% equity interest in World Hope.  Through this series of ownership arrangement, we obtained the 74.11% legal ownership of Beijing Hollysys instead of through consignment agreements.  However, there can be no assurance that the PRC authorities will not, in the future, challenge the appropriateness of the procedures of the transferring of the ownership of the PRC subsidiaries as the Company did not directly go through the procedures required by the M&A Regulations.

On July 1, 2009, the Company completed the acquisition of 1.78% equity interest in Beijing HollySys from the non-controlling interest holder for a consideration of RMB 18 million (approximately $2,638,793), and held 75.89% equity interest of Beijing HollySys upon the completion of the acquisition.

On December 23, 2009, we entered into a share sale and purchase agreement, or the Share Purchase Agreement, with Unionway Resources Limited, a business company incorporated in the BVI, or the Seller, pursuant to which, among other things, the Company acquired 100% equity interest in Maypower Limited, a business company incorporated in the BVI and owned 24.11% of Beijing Hollysys.  As the consideration for the acquisition of the equity interest, we agreed to:

1)         issue 4,413,948 ordinary shares, or the Shares, to the Seller, and

2)         pay cash $9,917,062.5, or RMB 67,634,366.25 to the Seller.

The Shares were issued to the Seller and its designeee on March 16, 2010.  As a result of the acquisition of the equity interest, we indirectly own 100% of Beijing Hollysys.

On September 1, 2009, Beijing Hollysys entered into an agreement with two equity owners of Beijing WoDeWeiYe to acquire 51% equity interest in of Beijing WoDeWeiYe for a cash consideration of RMB 2 million (approximately $294,477).  Upon the acquisition, Beijing WoDeWeiYe became a subsidiary of the Company, and the operating result of Beijing WoDeWeiYe was included in the Hollysys’s consolidated financial statements effective from September 1, 2009.  We acquired Beijing WoDeWeiYe to engage in the intelligent electric meter business and to further build up our foothold in subway automation sector.

On June 4, 2010, Beijing Hollysys S&T invested RMB 10 million (approximately $1,464,536) to establish a wholly owned subsidiary, Beijing Hollysys Electronics, which engages in the business of automation equipment manufacturing and assembly.

On June 4, 2010, Beijing Hollysys S&T invested RMB 5.10 million (approximately $746,913) to establish a subsidiary, Beijing Hollycon, which engages in the medical automation equipment manufacturing business.

Singapore Hollysys

On November 19, 2007, we entered into a sales and purchase agreement with Fulbond Systems Pte Ltd., or Fulbond Systems, a Singapore based company partially owned by Mr. Kiam Fee Yau, our ex-director, to acquire a 100% interest of Fulbond Systems for a price of SGD$1,066,234 (approximately $744,596).  Pursuant to the sales and purchase agreement, the closing day of this acquisition was November 30, 2007 and after the ownership transfer, we changed the name of Fulbond Systems to “Hollysys (Asia Pacific) Pte Limited,” or Singapore Hollysys.  The purchase price was paid in cash on December 11, 2007.  As a result of the transaction, Singapore Hollysys becomes our wholly owned subsidiary and the operating results of Singapore Hollysys is included in our consolidated financial statements, effective from December 1, 2007.  We acquired Singapore Hollysys to serve as our Asia Pacific headquarters to market our automation products within the region as well as in other overseas countries.

B.  Business Overview

We are a leading provider of automation and control technologies and applications in China that enable our diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, we have approximately 2,400 employees with 9 sales centers and 13 service centers in 21 cities in China and serve over 1,700 customers in the industrial, railway, subway & nuclear industries.  Our proprietary technologies are applied in product lines including Distributed Control Systems, or DCS and Programmable Logic Controller, or PLC, for industrial sector, high-speed railway signaling system of Train Control Center, or TCC, and Automatic Train Protection, or ATP, subway supervisory and control platform, or SCADA, and nuclear conventional island automation and control system.

We have historically focused our efforts in the area of DCS, which are networks of controllers, sensors, actuators and other devices that can be programmed to control outputs based on input conditions and/or algorithms, which is mainly used to control continuous manufacturing process. Our DCS have been widely used in the industries involving continuous flow of material handling, such as power generation, petro-chemical, chemical, cement manufacturing, paper mills, waste water recycling. We subsequently entered PLC market, which is mainly used in discreet control applied to a wide array of industries. PLCs are usually integrated together into machines providing control for the unit. We also branched out of industrial automation domain to rail businesses leveraging on our core competency and strong research and development capabilities, and have already established our leading position in the high-speed rail signaling market and subway SCADA market. We also command a leading position in China’s nuclear automation and control market as the only proven local conventional island automation and control product provider. Through our 50/50 joint venture with China Guangdong Nuclear Power Holdings Co., Ltd., China Techenergy Co., Ltd., we have access to all the nuclear reactors being contracted to our joint venture partner, which is currently holding roughly 60% of China’s nuclear market share.  We believe that our present leadership position in the high-growth segments is attributable to our vision, execution, and strong research and development capabilities.

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

Our revenue increased from approximately $121.5 million in fiscal year 2008, to approximately $157.5 million in fiscal year 2009 and approximately $174.1 million in fiscal year 2010, representing a compounded annual growth rate of approximately 19.7%.  These significant increases reflect our success in exploring new business areas and our increasing market penetration.  We continually seek to broaden our market reach by introducing new technology and improving our profit margin through new business areas such as railway control systems and nuclear power plant control.

Strategy

Our goal is to become one of the world's leading automation and process system companies.  To meet this goal we plan to enhance the core competencies that have made us a leading domestic automation and control technology and application  provider in China, the only Chinese company qualified to design and manufacture control systems for conventional island of nuclear power stations, and a leader in the high-speed rail and subway sector.    The principal elements of our core business strategies are as follows:

•
To further establish our leadership position as a dominant automation and control technology and application provider across all the segments –  We seek to  be a potential industry consolidator in China as a dominant leading provider of industrial automation and control technology and application for clients in various industries, by presenting ourselves as a more total solution provider and expanded sales force and network across the country.  We also seek to further penetrate the rail business with more proprietary products to enhance our leading position and market share. Since the majority of our customers operate in a wide range of industries, especially in the high-speed rail, subway, and nuclear sectors, we stand to be a prime beneficiary of China’s drive for environment protection, clean energy, lower carbon emission, national economic development model transformation from export oriented to  domestic consumption oriented, and the rising labor cost due to demographics in China. We plan to aggressively expand our business to fully exploit the anticipated growing demand for automation and control in areas favored by government policy and the macro trend, such as clean energy and other environmentally friendly industries, and infrastructure industries.  Our combination of patented technologies, strong research and development capabilities, ability to leverage strategic alliance to enter and penetrate new market segments, and a comprehensive understanding of the Chinese market should allow us to capitalize on these growth opportunities.

•
To continuously enhance our leadership position in technology – We have long been recognized as a pioneer in the development of industrial automation and control technology as well as applications.  We are continuously seeking ways to improve our existing product lines while being committed to the development of new applications. In order to maintain our leadership position in technology, we have devoted and will continue to devote significant resources to the research and development process that is undertaken by a group of highly trained and skilled engineers.  We plan to concentrate our research and development resources on our core end market related technologies and products, and new upcoming growth industries, including the 5th generation of proprietary DCS platform, subway signaling system, wind energy related control products and application, and high-speed rail products to compliment our existing high-speed product portfolio.

•
To expand our automation and control applications to a wider array of industries and actively explore and prepare for international market expansion– In addition to aiming for a global leadership position, our secondary goal is to carefully expand or migrate to adjacent industries that can share or strengthen our core business. We have successfully leveraged our technological foundation and strategic alliance and have expanded our end markets from industrial, to nuclear, to rail over the past 10 years.  We plan to continue to leverage this successful strategy to enter some high-growth and high-margin end-markets, such as wind energy, alternative energy, and waste management. We also actively explore the international market to prepare ourselves for future full-scale international expansion.

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

Industrial Automation: Our major offering is a comprehensive suite of automation systems for a wide market.  Our industrial market clientele ranges from petrochemical, thermal power industries, to cement production and paper making industries, and etc. The two mainstream products for this market segment are our DCS products and our PLCs.  DCS are a network of controllers, sensors, actuators and other devices that can be programmed to control outputs based on input conditions through logic calculations. In an automated production line, sensors or so-called “instrumentations” are distributed across the production facility to monitor sub-systems like the robots, CNC machines, and logistic tools.  These sensors are like human eyes, which monitor the process, and detect any abnormal situations.  The information collected from those sensors is then transmitted to the DCS for centralized data processing through communication networks.  The brain processes information and generates commands, based on sophisticated algorithm and pre-set parameters.  These commands are then sent to actuators (muscles/bones) through communication devices to execute the orders and maintain production flow.  PLCs are small computer devices installed on machines or equipment, for example, on a factory assembly line, for manufacturing automation.

High-speed Rail:  Over the years, Hollysys has successfully scaled its automation application from industrial manufacturing to rail and subway industry, with proprietary product lines including, Train Control Center, or TCC, and Automation Train Protection, or ATP.  An ATP essentially acts as the train over-speed protection mechanism, which collects real-time information like speed limit ahead, train operation status, line data, instructions from train control center, then combines with the train parameters to produce train protection curves.  In case of any human errors, like driver’s negligence at the red light, it applies emergency brakes automatically.  TCCs are an on-ground control center at railway stations or equipment stations which monitors route condition, track status, train schedules, distance between trains, and the working status of other essential function devices, and then through logic calculation, generates control instructions and commands.  The command information from the TCC is then transmitted to the ATP located on the locomotives/trains, through track circuits and electronic beacons located at various points along the railway line, or wireless.

Nuclear Automation and Control:  As the only proven domestic automation control systems provider to the nuclear power industry in China, we provide our HOLLiAS NMS product to China’s nuclear power industry.    In a nuclear station, the nuclear island operates to transform nuclear energy to heat energy, and pass on the steam generated by the steam generator to the conventional island, where steam drives the turbine to generate the electricity, and pass on to the transformer for loading onto the grid.  Our HOLLiAS NMS proprietary control systems are now used in conventional islands for safety and operation control. The know-how was accumulated from our industrial DCS applications in high-end power plants, with much more sophisticated software and hardware specifications, and more stringent production and quality assurance process. Our nuclear joint venture China Techenergy Co., Ltd. has already successfully completed developing its proprietary nuclear island automation and control system, which is expected to be commercialized in 2012 or 2013, when the total automation and control for nuclear power stations will be fully localized for China.

Subway Automation:  We have provided our SCADA system to China’s subway market for many years, included to customers like the Beijing Subway, Shanghai Metro, Guangzhou Metro, and Shenzhen Metro.  SCADA is an open software platform to enable integrated and unified monitoring of all necessary sub-systems of the subway, including the Power Supervisory Control and Data Acquisition System, Building Automatic System, Fire Alarm System, Platform Screen Door System, Access Control System, Closed Circuit Television, Passenger Information System, Passenger Train Information System, and Alarm System.  Given the exponential growth in China’s subway market and the continued growth expected for the decades to come, Hollysys is developing its proprietary Subway Signaling System, based on its strong research and development capability and technical know-how of signaling application accumulated from high-speed rail. The current subway signaling market is predominantly occupied by multi-national corporations, such as Siemens.

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

Market for Automation and Controls Solutions

DCS Market

According to the ARC Advisory Group, or ARC, an industry research group, the DCS market in China, as measured by revenue, exceeded $780 million in 2005 and will grow at a compounded annual growth rate of approximately 12% through 2010. ARC further projects that the DCS market, as measured by revenue, will exceed $1,400 million by 2010.  The chart below shows the forecast of  the DCS market size in China.

Source: ARC Advisory Group

We agree with ARC’s assessment that, “China, in contrast to most other countries, provides robust growth prospects for the DCS suppliers. With new investments continuing to take place in its core process industry sector, the market has excellent growth potential in both the near and long-term. Almost a quarter of a billion people with their growing disposable income are generating an exploding demand for a wide range of products. Domestic and global manufacturers, lured by this opportunity, have created new, world-class production facilities in almost all vertical industries. They are going beyond the near term opportunity for obtaining low cost labor. They are pursuing the best available control system technology and attaining a sustainable competitive advantage.”

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

From 2000 to 2008, the global automation industry grew, as measured by revenue, by about 4.5%, according to a research report by J.P.Morgan. We believe China’s industrial automation growth rate is far greater than this world average growth rate, in which we see PLC enjoying a more healthy growth rate than DCS given its relative lower penetration rate and the rising cost of labor.  In the industrial side of our business, our current market share is 10.6%, which was measured by industrial customer brand name usage, from a third party report. Up to date we have implemented over 8,000 projects with over 1,700 customers.  Clientele base for this segment includes large state-owned enterprises, multi-national companies, and other domestic companies. Our main competitors in this field are global players such as ABB, Siemens, and Emerson, as well as Supcon from China.  We believe that the Hollysys brand recognition and market reputation and our strong research and development capabilities will enable us to enter and penetrate high-margin market segments currently dominated by foreign companies, and will ensure our revenue from this industrial market to grow at a rate continuously exceeding the industry average.

High-Speed Rail and Subway Market

Another promising end-market for Hollysys is high-speed rail market in China, where we command a leading position in providing high-speed rail signaling systems to ensure the safety of passenger train movement. High-speed rail is a relatively new development in China.  The Ministry of Rail of China developed China national high-speed rail signaling technological standard, the China Train Control System, or the CTCS. Under the CTCS, the standard governing 200-250km/hour speed category is called C2, while C3 is governing the 300-350km/hour category.  There are more than 7,000km of high-speed rail tracks in operation in China, with more than 10,000km high-speed rail tracks in construction, according to the Ministry of Rail. Majority of operational high-speed lines are in 200-250km/hour, with only 4 operational lines in 300-350km/hour, which include Wuhan-Guangzhou line, Zhengzhou-Xian line,  Shanghai-Nanjing line, and Shanghai-Hangzhou line, of which Zhengzhou-Xian line was commissioned by us. We are also contracted to provide signaling system for another line in C3 category: Guangzhou-Shenzhen line which is under construction.

According to the official announcement from the Ministry of Rail, China is planning to have 13,000 kilometers of high-speed railways in operation in the year of 2012 and 20,000 kilometers of high-speed railways in operation in the year of 2020, far exceeding the current capacity of total high-speed railway kilometers of 11,345 kilometers in operation in 16 countries in the world.  According to China’s Ministry of Rail, there are 54 high-speed rail lines planned to be built in China till 2012, among which 16 lines are in  the C3 category and 38 lines in the C2 category.  The lines are generally described as “4 Horizontals and 4 Verticals,” referring to their positions on the map of China.  The Four Vertical lines include the Beijing-Guangzhou line, Beijing–Shanghai line, Harbin-Dalian-Shenyang-Beijing line, and Shanghai-Hangzhou-Shenzhen line.  The Four Horizontal lines include the Lanzhou-Xian-Zhengzhou-Lianyungang line, Shanghai-Wuhan-Chongqing-Chengdu line, Hangzhou-Changsha-Kunming line, and Taiyuan-Shijiazhuang-Qingdao line.  The high-speed rail build-out plan also includes inter-city high-speed lines for three regions of Zhu Jiang River Delta, Yangtze River Delta, and Beijing-Tianjin-Tangshan.  The Ministry of Rail further proposed to have 40,000km of high-speed rail tracks in operation by the end of 2015, for China’s 12th five-year plan. As one of the five automation products providers in C2 category, and one of the only two automation products providers to C3 segment, we believe that we are well positioned to benefit from this unprecedented high-speed railway build-out in the world.

We also provide our proprietary software platform and solutions of SCADA to subway market. China subway market is expected to receive significant government investment due to urbanization and environmental concerns. According to China’s Ministry of Housing and Urban-Rural Development, China subway market will grow from 776 kilometers in 2008 to 4,189 kilometers in 2015, with government estimated investment amounting to $129 billion in the period. With our more than 8 years of experience in this market and well-recognized brand name, we are adopting a strategy to capture this fast-growing market.

Nuclear Market

We are well-positioned to benefit from China’s nuclear build-out. At present, China’s nuclear power sector is relatively underdeveloped, with the vast majority of power generated by coal-fired power plants. There are currently 11 nuclear stations in operation, providing approximately 9 GW of power, in comparison to the total electricity-generating capacity in China of approximately 700 GW.  This represents a meager 1.3% of the total electricity generated by nuclear energy, lagging far behind the world average of 15% power generated from the nuclear energy, with France being the highest with 70% of its power generated from nuclear.

Driven by clean energy initiatives and China’s commitment of reducing its carbon emission by 45% per GDP unit by 2020, China’s installed nuclear power generating capacity is expected to reach 100 GW by 2020. Approximately, it is believed that one nuclear reactor generates 1GW electricity. During the fiscal year 2010, we formed a 50/50 joint venture, China Techenergy Co., Ltd., with China’s leading nuclear station operator, China Guangdong Nuclear Power Holdings Co., Ltd., to provide its proprietary non-safety automation and control products to the nuclear stations constructed by China Guangdong Nuclear Power Holdings Corporation.  We believe this strategic alliance position us to be the dominant nuclear automation system provider in China. China Guangdong Nuclear Power Holdings Co., Ltd. currently owns approximately 60% of China’s nuclear market share.

Integrated Contracts

The main channel through which we get our automation system business is the bidding process.  Customers seeking bids propose their requirements and specifications in legal bidding documents and those companies that are interested in obtaining these contracts make a bid in written form.  If we win the bidding, we get the integrated contract.  We derive over 90% of our total consolidated revenues, mainly from the integrated contracts that we win through the bidding process.  In addition, we gain another revenue stream through the sale of spare parts and component products to customers for maintenance and replacement purposes after the completion of the integrated solution contract, which is in essence a recurring revenue stream to us, even though it is not in the form of multiple-year contract.

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

•
Solution planning and design - We provide customers with a customized plan for achieving the required solution by establishing a project group for each contract.  The project group includes system engineers who propose and discuss and agree on the system design and implementation plan with the technical personnel of the customers.

•
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

•
Customer acceptance - The procedures for customer inspection and acceptance of the system are typically contained in the contracts. The initial inspection usually occurs when the hardware is delivered to the customer’s site for the purpose of detecting any obvious physical damage during shipping and to confirm that the entire order was delivered.  A final acceptance will be performed upon the satisfaction of integrated solution testing

•
Warranty period - The integrated solution contracts customarily provide our customers with a one-year warranty (although sometimes the warranty period may be two years per the customers’ requests), which runs from the date of the final customer acceptance. The end of warranty period represents fulfillment of the entire contract.

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

•
Use of Engineering Sales Personnel. The use of trained engineers in product and system design is complemented by the use of engineers in the sales process as well.  The advantages of doing so are substantial.  They include the ability to understand from the beginning the needs of the customer and how to address them and the ability to convey that information to the team that will ultimately develop the system to be installed

•
Accounting for the Broad Array of Chinese Customers’ Capabilities.  China’s rapid growth and industrialization distinguish it from other manufacturing nations in some ways.  There are many “established” Chinese companies that operate in facilities that are decades old, many companies that operate in new or recently upgraded facilities, and the largest number that fall somewhere in between.  We understand, to a greater extent than our western competitors, the full range of needs and capabilities that Chinese customers possess, and we have designed our business to meet them.  As a result, we are able to offer even the most basic control systems solution while also providing the most sophisticated systems available to applications that meet the rigorous requirement of the highly complex and demanding nuclear power industry.

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

In 1997, Beijing Hollysys passed the ISO9001 international quality assurance system certification.  In 2002, Beijing Hollysys obtained the ISO9001:2000 certificate, which covers all the processes including research and development, sales and distribution, manufacturing, engineering, technical support and repair service.

Seasonality

Our operating results and operating cash flows historically have not been subject to seasonal variations. This pattern may change, however, as a result of new market opportunities or new product introductions.  Revenues of our business as a whole do not fluctuate significantly by season, although compared to other quarters, like most of the Chinese companies, our third quarter which falls in January to March is relatively slow due to the Chinese New Year holidays.

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

•
Dividend Distribution.  Under PRC law, FIEs in China, including Hangzhou Hollysys, may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting principles. In addition, FIEs in China are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year for their general reserves until the accumulative amount of such reserves reaches 50% of registered capital.  These reserves are not distributable as cash dividends.  The board of directors of a FIE has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, and expansion (development) funds which may not be distributed to equity owners except in the event of liquidation.  In addition, under the new EIT Law, effective as of January 2008, dividends from Beijing Hollysys to us are subject to a withholding tax of 5%, whereas those from Hangzhou Hollysys are subject to a withholding tax of 10%.

The foregoing summary does not purport to be complete and is qualified by reference to the relevant provisions of applicable law in the jurisdictions in which we operate.  We believe that we are currently in compliance with all applicable laws and regulations relating to our business.

Marketing, Sales and Customer Support

Our marketing and sales activities are focused on the Chinese domestic market where there is a growing demand for automation and control products, systems and services.  Because our market strategy is to tailor products to specific customer needs, our sales teams consist of a complementary group of sales personnel and hardware and software engineers from a variety of disciplines.  Employing a pool of skilled personnel at this early stage accelerates the design and the subsequent production of a particular customized solution, typically exceeding that of our competitors. Our sales teams possess significant hands-on, industry-specific experience which permit them to do on-site process analyses, which in turn, makes the design and implementation of upgrades simpler.  The result is a system that is more effective, efficient and reliable, which in turn leads to a truly satisfied customer.

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

As of June 30, 2010, we employed 352 direct sales personnel who were assigned to three business areas: industrial automation, high-speed rail, and subway. Sales activities are coordinated from our offices in Beijing and Hangzhou.  All sales staff are responsible for implementing the sales policies established at our headquarters.

C. Property, Plants and Equipment

Our principal executive offices are located at No. 2 Disheng Middle Road, Beijing Economic-Technological Development Area, Beijing, 100176, China.  We own the land use rights to the properties at the following principal locations, each of which contains principal administrative offices, sales and marketing offices, research and development facilities, and manufacturing facilities:

Location	Approximate Sq. Meters
Beijing	90,000
Hangzhou	25,000

We leased a 4,937 square meter space in Beijing, pursuant to a five-year factory lease agreement, dated May 22, 2006, between Beijing Hollysys and Beijing Lighting Fixture Co., Ltd., for a monthly rent of approximately RMB100,000. The lease expired in August 2010.  We moved into our newly constructed facility in the Beijing Yizhuang Exonomic Development Zone at the end of August 2010, where our dispersed personnel in Beijing have been relocated to the same campus location with production capacity doubled.  At the new facility, we expect to have sufficient space to quadruple our production capacity if the production demand warrants it.

The manufacturing facilities at the above locations are used for the system integration production, including hardware testing instruments, auxiliary material processing, packaging and shipping, and for self-made product integration production, including inspection and testing.

D. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report.  We are a holding company with no operations of our own.  We conduct our operations in China mainly through our Chinese operating companies, Beijing Hollysys, Hangzhou Hollysys and Beijing Hollysys Automation & Drive Co., Ltd.

Our corporate headquarters are located at No. 2 Disheng Middle Road, Beijing Economic-Technological Development Area, Beijing, 100176 , China.  Our telephone number is (+86) 10 58981386.  We maintain a website at http://www.Hollysys.com, that contains information about our company, but that information is not a part of this annual report.

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

The main channel through which we obtain our automation system business is the bidding process.  Customers seeking bids propose their requirements and specifications in legal bidding documents and companies that are interested in obtaining these contracts make a bid in a written form.  If we win the bidding, we get the integrated contract.

We derive our revenue mainly from the integrated contracts we have won through the bidding process, which accounts for over 90% of the total consolidated revenue.  In addition, we sell spare parts and component products to customers for maintenance and replacement purposes after the completion of the integrated solution contract.  Product sales are not part of the integrated contracts.  Therefore, it is another stream of revenue but minor in volume.

The purpose of an integrated contract is to furnish an automation system that provides the customer with a total solution for the automation or process control requirement being addressed.  The automation system and total solution we offer consist of hardware, software and services, all of which are customized to meet the customer’s particular needs and technical specifications.  None of hardware, software and service has independent functionality, and therefore cannot be sold separately to customers.  The following table sets forth the information regarding the contracts we won during the last three fiscal years and backlog at the dates indicated:

	Years Ended June 30,
	2008	2009	2010
Number of new contracts won during the year	1,293	1,194	1,800
Total amount of new contracts (mm)	$216.40	$201.66	$267.17
Average price per contract	$167,364	$168,892	$148,428

	As of June 30,
Backlog Situation:	2008	2009	2010
Contracts newly entered and unfinished (mm)	$124.42	$115.52	$145.91
Contracts started in the prior year and unfinished (mm)	$54.03	$73.42	$106.95
Total amount of backlog (mm)	$178.45	$188.94	$252.86

As indicated above, both the amount of new contracts won and the amount of backlog have been increasing steadily during the past three years.

As a growing company, we have achieved significant progress in the past three years.  Our total consolidated revenues for the fiscal year ended June 30, 2010 was approximately $174.1 million, compared to approximately $157.50 million for the prior fiscal year, representing an increase of 10.5%, followed by a growth of 29.6% from approximately $121.50 million in fiscal 2008.

Recent Developments

On August 27, 2010, our Board of Directors adopted a Rights Plan, or the 2010 Rights Plan.  In connection with the 2010 Rights Plan, the Board of Directors declared a dividend distribution of one “Right” for each outstanding ordinary share to shareholders of record at the close of business on August 27, 2010, effective as of September 27, 2010.  Each Right entitles the shareholder to buy one share of the our Class A Preferred Stock at a price of $160.

The Rights will become exercisable if a person or group announces an acquisition of 20% or more of our outstanding ordinary shares, or announces commencement of a tender offer for 20% or more of the ordinary shares.  In that event, the Rights permit shareholders, other than the acquiring person, to purchase our ordinary shares having a market value of twice the exercise price of the Rights, in lieu of the Class A Preferred Stock.  In addition, in the event of certain business combinations, the Rights permit the purchase of the ordinary shares of an acquiring person at a 50% discount.  Rights held by the acquiring person become null and void in each case.  Unless terminated earlier by our Board of Directors, the 2010 Rights Plan will expire on September 27, 2020.

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

•
Our ability to retain our existing customers and to explore additional business opportunities.  Since we do not have long-term purchase commitments from customers, our customers can shift to other competitors for future projects.  It is important to maintain our customer base in order to sustain and expand our business.

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

•
The continued appreciation in RMB against US dollars will result in future translation gain as most of our assets are denominated in RMB.  In addition, some of our raw materials, components and major equipment are imported from overseas.  In the event that the RMB appreciate against other foreign currencies, our costs will decrease and it will increase our profitability.

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

Non-controlling interest

Effective July 1, 2009 the Company adopted an authoritative pronouncement issued by the Financial Accounting Standards Board (the “FASB”) regarding non-controlling interests in consolidated financial statements. The pronouncement requires non-controlling interests to be separately presented as a component of equity in the consolidated financial statements. The presentation regarding non-controlling interest was retroactively applied for all the presented periods.

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

In accordance with Accounting Standards Codification (“ASC”) 605-305 Revenue Recognition - Construction-Type and Production-Type Contracts recognition is based on an estimate of the income earned to date, less income recognized in earlier periods.  Estimates of the degree of completion are based on the costs incurred to date comparing to the expected total costs for the contracts.  Revisions in the estimated profits are made in the period in which the circumstances requiring the revision become known.  Provisions, if any, are made currently for anticipated loss on the uncompleted contracts.  Revenue in excess of billings on the contracts is recorded as costs and estimated earnings in excess of billings.  Billings in excess of revenues recognized on the contracts are recorded as deferred revenue until the above revenue recognition criteria are met.  Billings are rendered based on agreed milestones included in the contracts with customers.  There are different milestones among the contracts the Company has won.  In general, there are four milestones: 1) system manufacturing, 2) system delivery, 3) installation, trial-run, and customer acceptance, and 4) expiration of a warranty period.  The amount to be billed when each of the specified milestones is reached has been specified in a contract.  All contracts have the first milestone, but not all contracts have a prepayment.

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

As of June 30, 2009 and 2010, balance of $6,772,812 and $7,065,816 were related to contracts which have been completed but are still within the warranty period respectively.

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

Based on the information available to management, the Company believes that its allowance for doubtful accounts as of June 30, 2009 and 2010 were adequate, respectively.

The allowance for doubtful debts for the years ended June 30, 2008, 2009 and 2010 were $3,439,486, $1,145,770, and $2,790,078 respectively.

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

Impairment of Long-Lived Assets

The Company adopts the provisions of ASC Topic 360 Property, Plant and Equipment, which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets.  Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.  Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

The impairment loss on  long-lived assets for the years ended June 30, 2008, 2009 and 2010 were nil, nil, and $715,246 respectively, which represented impairment loss on property, plant and equipment.

Shipping and Handling Cost

All shipping and handling fees charged to customers are included in net revenue, and shipping and handling costs for goods shipped by the Company to customers are included in cost of integrated contract and/or cost of goods sold.

Goodwill and Impairment Test

Goodwill resulting from an acquisition is measured at the excess of the cost of the business combination over the fair value of the assets acquired and liabilities assumed.  Goodwill will not be amortized, instead be tested for impairment at least annually as prescribed by ASC Topic 350 Intangibles -  Goodwill and Other.  If the fair value is less than its carrying value, an indication of goodwill impairment exists, then the carrying value of goodwill is written down, and an impairment loss is recognized for any excess of the carrying amount over the implied fair value of the goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. For the year ended June 30, 2008, 2009 and 2010, there was an impairment loss of $99,439, nil, and $286,610 respectively. The carrying value of goodwill was written down to $0 as of June 30, 2009 and 2010.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740 Income Taxes, which requires an entity to recognize deferred tax liabilities and assets.  Deferred tax assets and liabilities are recognized for the future tax consequence attributable to the difference between the tax bases of assets and liabilities and their reported amounts in the financial statements.  Deferred tax assets and liabilities are measured using the enacted tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

The Company adopted the “Accounting for Uncertainty in Income Taxes” which included in ASC Topic 740 Income Taxes. It clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. The Company’s policy on classification of all interest and penalties related to unrecognized tax benefits, if any, as a component of income tax provisions.

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

VAT Refunds and Government Subsidies

Pursuant to the laws and regulations of the PRC, the Company remits 17% of its sales as VAT to the government, and then is entitled to a refund of the 14% VAT levied on all sales containing our internally developed software products. The Company recognizes the VAT refunds upon the completion of government approval process. Certain subsidiaries of the Company located in PRC have, respectively, received certain government subsidies from local PRC government agencies.  Government subsidies are recognized when received and the conditions prescribed by the government have been fulfilled. VAT refunds and government subsidies are included as a credit in the operating expense in the consolidated statement of income, which is largely research and development tax credit in essence.

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

Comprehensive Income

The Company adopted ASC Topic 220 Comprehensive Income, which establishes standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements.  Accumulated other comprehensive income represents foreign currency translation adjustments and is included in the consolidated statement of income and comprehensive income.

Long Term Investments

The Company accounted for its long-term investments under either equity method or cost method in accordance with equity interest holding percentage. The investments in entities over which the Company has the ability to exercise significant influence are accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s Board of Directors and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

Under the equity method, original investments are recorded at cost and adjusted by the Company's share of undistributed earnings or losses of these entities, by the amortization of any difference between the amount of the Company's investment and its share of the net assets of the investee, and by dividend distributions or subsequent investments. All unrealized inter-company profits and losses are eliminated under the equity method. When the estimated amount to be realized from the investments falls below its carrying value, an impairment charge is recognized in the consolidated statements of income when the decline in value is considered other than temporary.

The impairment loss on long term investments for the years ended June 30, 2008, 2009 and 2010 were nil, nil, and $152,732 respectively.

Earnings (Loss) Per Share

The Company presents earnings per share in accordance with the ASC Topic 260 Earnings Per Share, which defines that basic earnings (loss) per share include no dilution and are computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period whereas diluted earnings (loss) per share reflect the potential dilution of securities that could share in the earnings of an entity.

Share-based Compensation

The Company adopted ASC Topic 718 Compensation - Stock Compensation, which requires that share-based payment transactions with employees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period.

Fair Value Measurements

The Company has adopted ASC Topic 820  Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. It does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. Its establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable inputs, which may be used to measure fair value and include the following:

Level 1 -	Quoted prices in active markets for identical assets or liabilities.
Level 2 -
Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 -	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement.

Recent Accounting Pronouncements

In June 2009, the FASB issued “Accounting for Transfers of Financial Assets” included in ASC 860 Transfer and Servicing. This pronouncement is intended to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement in transferred financial assets. This pronouncement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. Earlier application is prohibited. This pronouncement must be applied to transfers occurring on or after the effective date. The Company does not expect the adoption of this pronouncement would have a significant effect on the Company’s financial position, result of operations and cash flow.

In June 2009, the FASB issued “Amendments to FASB Interpretation No. 46(R)”  included in ASC 810 Consolidation. This pronouncement seeks to improve financial reporting by enterprises involved with variable interest entities. This pronouncement is applicable for annual periods that begins after November 15, 2009 and interim periods therein and thereafter. The Company does not expect the adoption of the adoption of this pronouncement would have a significant effect on the Company’s financial position, result of operations and cash flow.

In July 2009, the FASB issued ASU 2009-13 Revenue Recognition (Topic 605) Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”). This pronouncement was issued in response to practice concerns related to the accounting for revenue arrangements with multiple deliverables under existing pronouncement.  Although the new pronouncement retains the criteria from exiting pronouncement for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion under existing pronouncement that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting.  ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010. The Company is currently evaluating the potential impact on the adoption of ASU 2009-13 may have on the Company’s financial position, result of operations and cash flow.

In October 2009, the FASB issued ASU No. 2009-14 Software (Topic 985) Certain Revenue Arrangements That Include Software Elements (“ASU No.  209-14”). The pronouncement provides that products containing both software and non-software components that function together to deliver the product’s essential functionality are excluded from the scope of current revenue recognition guidance for software products. The pronouncement includes factors that entities should consider when determining whether the software and non-software components function together to deliver the product’s essential functionality. ASU No.  209-14 is effective for fiscal years beginning on or after June 15, 2010. The Company is currently evaluating the potential impact on the adoption of ASU 2009-14 may have on the Company’s financial position, result of operations and cash flow.

In January 2010, the FASB issued ASU No. 2010-02  Consolidation (Topic 810) Accounting and Reporting for Decreases in Ownership of a Subsidiary (“ASU No. 2010-02”). This pronouncement is an authoritative guidance to clarify the scope of accounting and reporting for decreases in ownership of a subsidiary.  The objective of this guidance is to address implementation issues related to changes in ownership provisions.  This guidance clarifies certain conditions, which need to apply to this guidance, and it also expands disclosure requirements for the deconsolidation of a subsidiary or derecognition of a group of assets. ASU No. 2010-02 is effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. The Company does not expect the adoption of ASU No. 2010-02 would have a significant effect on the Company’s financial position, result of operations and cash flow.

In January 2010, the FASB issued ASU No. 2010-06 Fair Value Measurements and Disclosures (Topic 820) Improving Disclosures about Fair Value Measurements (“ASU No. 2010-06”). This pronouncement is an authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than on a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU No. 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently evaluating the impact of ASU No. 2010-06 on the Company’s consolidated financial statements, but does not expect it to have a material impact.

Financial Position

The following are some financial highlights for the fiscal year ended June 30, 2010:

•
Total assets increased by approximately $39.29 million, from approximately $345.44 million as of June 30, 2009 to approximately $384.73 million as of June 30, 2010.  The increase was mainly due to an increase of approximately $18.24 million in property, plant and equipment,  an increase of approximately $9.83 million in cost and estimated earnings in excess of billings, an increase of approximately $7.84 million in accounts receivable, and an increase of approximately $4.72 million in inventories.

•
Accounts receivable at June 30, 2010 was approximately $64.38 million, an increase of approximately $7.84 million, or 13.9%, compared to approximately $56.55 million at June 30, 2009.  The increase was mainly due to our increased revenues.

•
Cost and estimated earnings in excess of billings as of June 30, 2010 were approximately $60.93 million compared to approximately $51.10 million as of June 30, 2009, representing an increase of approximately $9.83 million, or 19.2%. The increase was mainly attributable to the increase in total revenues.

•	Inventory as of June 30, 2010 was approximately $23.55 million, an increase of approximately $4.72 million, or 25.0%, compared to approximately $18.84 million at June 30, 2009.

•
Property, plant and equipment increased by approximately $18.24 million, or 38.7%, from approximately $47.10 million at June 30, 2009, to approximately $65.35 million at June 30, 2010, mainly due to significant input in construction of the new facility, which has been substantially completed by the end of fiscal year 2010, and completed in August 2010.

•
Long-term investment at June 30, 2010 was approximately $17.35 million, an increase of approximately $3.77 million, or 27.8%, compared to approximately $13.57 million at June 30, 2009. The increase in long-term investment was mainly due to approximately $2.9 million of net gains of our nuclear joint venture, China Techenergy Co., Ltd., for this fiscal year.

•
Total liabilities at June 30, 2010 were approximately $171.26 million, increased by approximately $21.83 million, or 14.6%, compared to approximately $149.42 million at June 30, 2009. The increase in liabilities was mainly due to an increase of approximately $12.48 million in deferred revenue, an increase of $5.44 million in accrued liabilities, and an increase of approximately $4.57 million in income tax payable.

•
Deferred revenue increased by approximately $12.48 million, or 59.2%, from approximately $21.07 million at June 30, 2010, to approximately $33.55 million at June 30, 2010, mainly due to the increased advances received related to our subway automation contracts we signed during fiscal 2010.

•
Accrued liabilities amounted to $8.08 million and $2.63 million as of June 30, 2010 and 2009, respectively, representing an increase of $5.44 million, of 206.7%, mainly due to the RMB 27 million (approximately equivalent to $3.98 million) subsidy, related to the new facility construction. The subsidy was offset to the cost of the new facility when the construction was completed in August 2010.

•
Income tax payable at June 30, 2010 was approximately $5.97 million, representing an increase of  approximately $4.57 million, or 327.2%, compared to approximately $1.40 million at June 30, 2009. The increase was mainly due to a one-time recognition of a $4.47 million tax liability related to Hollysys group re-organization, which we included a detail description in the following comparison of income tax expenses of fiscal years Ended June 30, 2010 and 2009.

Operating Results

Comparison of Fiscal Years Ended June 30, 2010 and 2009

Operating Revenues:  For the fiscal year ended June 30, 2010, total revenues amounted to approximately $174.09 million, an increase of approximately $16.59 million, compared to approximately $157.50 million for the prior fiscal year, representing a significant increase of 10.5%.

Integrated contract revenue accounted for approximately $164.12 million of total revenues, an increase of approximately $14.81 million, or 9.9%, compared to approximately $149.30 million for the prior fiscal year.  The increase in revenues was mainly attributable to an increase of approximately $12.71 million of revenues generated from the sale of our industrial automation products.

Approximately $9.97 million of total revenues related to product revenue, an increase of approximately $1.77 million, or 21.6%, compared to approximately $8.20 million in product revenue for the prior year.  Product revenue depends on overall demand for the Company’s spare parts for customers’ maintenance and replacement purposes during the 2010 fiscal year.

Revenue Backlog:  An important measure of the stability and growth of the Company’s business is the size of its backlog, which represents the total amount of unrecognized revenue associated with existing contracts.  Any deferral of revenue recognition is reflected in an increase in backlog as of the end of current period.  Our backlog as of June 30, 2010, amounted to approximately $252.86 million, representing an increase of approximately $63.92 million, or 33.83%, compared to approximately $188.94 million as of June 30, 2009.

Of the total backlog as of June 30, 2010, the unrecognized revenue associated with new contracts signed in the fiscal 2010 period was approximately $145.91 million and the carry forward amount of the outstanding contracts from the prior year was approximately $106.95 million.  The total backlog as of June 30, 2009 comprised of approximately $115.52 million from new contracts signed in fiscal year 2009, and approximately $73.42 million from contracts carried forward from prior year.

Cost of Revenues:  Cost of revenues can be divided into cost of integrated contracts and cost of products sold, in line with the categories of revenues.  For the fiscal year ended June 30, 2010, the total cost of revenues amounted to approximately $113.94 million, an increase of approximately $11.01 million, or 10.70%, compared to approximately $102.92 million for the prior fiscal year.  The increase was due to an approximately $10.84 million increase in the cost of integrated contracts, and an approximately $0.17 million year over year increase in the cost of products sold.

The cost of integrated contract revenue consists primarily of three components: cost of equipment and materials, labor costs and other manufacturing expenses incurred from designing, building and delivering customized automation solutions to customers. The total cost of integrated contracts was approximately $110.27 million for the fiscal year ended June 30, 2010, compared to approximately $99.42 million for the prior fiscal year, representing an increase of approximately $10.84 million, or 10.9%.  The increase was primarily due to an increase of approximately $5.50 million in the cost of equipment and materials, and approximately $4.94 million in other manufacturing expenses. Labor cost accounted for 5.1% of the cost of integrated contract revenue for the fiscal 2010 period, compared to 4.8% for the prior fiscal year; cost of equipment and materials accounted for 76.0%, compared to 78.7% for the prior fiscal year; and other manufacturing expenses accounted for 18.9%, compared to 16.4% for the prior fiscal year. Labor cost accounted for 3.4% of the integrated contract revenue for the 2010 period, compared to 3.2% for the prior fiscal year. Cost of equipment and materials accounted for 51.0%, compared to 52.4% for the prior fiscal year.  Other manufacturing expenses accounted for 12.7%, compared to 10.9% for the prior fiscal year. The cost components of integrated contracts were determined and varied according to requirements of different customers.

Sales of products represent sales of spare parts (either self-made or purchased from outside vendors) to customers for maintenance and replacement purposes.  The products purchased from outside vendors have different functions and capabilities from our self-made products.  We decide whether or not to purchase from outside vendors or make the necessary products ourselves, based on the needs and preferences of different customers and efficiency considerations.  Therefore, as a percentage of the cost of products sold, the self-made products and outsourced products have varied significantly from time to time.  As our self-made products generally contribute higher margins than products purchased from outside vendors, sales of a greater portion of self-made products generally result in lower costs of products sold.  The cost of products sold for fiscal year ended June 30, 2010 was approximately $3.67 million, an increase of approximately $0.17 million, compared to approximately $3.50 million for the prior fiscal year.

Gross Margin:  For the fiscal year ended June 30, 2010, as a percentage of total revenues, the overall gross margin was 34.6%, compared 34.7% for the prior fiscal year.  The gross margin for integrated contracts was 32.8% for the year ended June 30, 2010, compared to 33.4% for the prior year.  The decrease in gross margin for integrated contracts was due mainly to our different sales mix during the fiscal 2010 period.  The gross margin for products sold was 63.2% for the fiscal year ended June 30, 2010, compared to 57.3% for the prior fiscal year.

Selling Expenses:  Selling expenses mainly consist of compensation, traveling and administrative expenses related to marketing and sales and promotion activities of the Company’s marketing and credit departments.  Selling expenses were approximately $12.15 million for the fiscal year ended June 30, 2010, an increase of 21.3%, or approximately $2.13 million, compared to approximately $10.02 million for the prior fiscal year, mainly due to the Company’s increased marketing activities.  As a percentage of total revenues, selling expenses accounted for 7.0% and 6.4% for the fiscal year ended June 30, 2010 and 2009, respectively.  The Company has established guidelines to monitor and evaluate sales performance for its products to customers in different industries and regions to control selling expenses.

General and administrative expenses:  General and administrative expenses mainly include compensation, traveling and other administrative expenses of non-sales-related departments, such as the planning and finance department, information systems department and human resources department.  General and administrative expenses amounted to approximately $13.91 million for the fiscal year ended June 30, 2010, representing an decrease of approximately $35.07 million, or 71.6%, compared to approximately $48.98 million for the prior fiscal year.  The decrease in general and administrative expenses was mainly due to a decrease of approximately $39.03 million in the stock compensation expense on the modification of earn-out shares and granted options, an increase of approximately $1.6 million in bad debt allowance, an increase of approximately $1.2 million in staff salaries and bonus, and an increase of approximately $0.7 million in provision for fixed assets. Excluding stock compensation expenses and option expenses, general and administrative expenses should be approximately $13.39 million and approximately $9.42 million, or 7.7% and 6.0% as a percentage to total revenues, for the fiscal years ended June 30, 2010 and 2009, respectively.

Pursuant to the stock purchase agreement under the re-domestication merger, the Company agreed to issue 2 million shares to the original stockholders of Gifted Time if the Company achieves or exceeds an after-tax profit of $32 million for the 12 months ended December 31, 2008.  After-tax profit was computed using US GAAP and referred to comprehensive income, excluding (i) any after-tax profits from any acquisition by the Company or its subsidiaries that involved the issuance of securities that had a dilutive effect on the holders of ordinary shares of the Company, and (ii) any expenses related to the issue of the aforesaid shares.  Management determined that the Company achieved such earn-out target for the abovementioned period and the board approved the issuance of the earn-out shares.  The Company has accounted for the fair value of the aforesaid shares to be issued for the year ended June 30, 2009 as stock compensation expenses and $17.0 million was recorded in the statement of income. On June 15, 2009, the Company and the original stockholders of Gifted Time agreed to amend the stock purchase agreement to cancel the remaining 7 million incentive shares issuable to the original Gifted Time stockholders under the stock purchase agreement for the calendar years ended December 31, 2009, 2010, and 2011, in exchange for the immediate issuance of 4 million shares to the original Gifted Time stockholders. The Company has accounted for the fair value of the aforesaid 4 million shares as stock compensation expenses and approximately $22.24 million was recorded in the statement of income for  the fiscal years ended June 30, 2009.

Research and Development Expenses: Research and development expenses comprise mostly employee compensation, materials consumed and experiment expenses for specific new product research and development, and any expenses incurred for basic research on advanced technologies. For the fiscal year ended June 30, 2010, research and development expenses were approximately $13.07 million, compared to approximately $8.83 million for the prior fiscal year. The approximately $4.24 million, or 48.0%, increase was mainly due to increased research and development activities during the 2010 period.  As a percentage of total revenues, research and development expenses was 7.5% and 5.6% for the fiscal years ended June 30, 2010 and 2009, respectively.

VAT Refunds and Government Subsidies:  The local governments in Beijing and Hangzhou provide financial subsidies out of the value added tax they collect in order to encourage the research and development efforts of certain enterprises.  Beijing HollySys and Hangzhou HollySys both received such refunds.  All VAT refunds were accounted for based on hard evidence that the operations of those companies were entitled to receive these refunds or that cash had been received.  For the fiscal year ended June 30, 2010, VAT refunds were approximately $8.97 million, compared to approximately $5.94 million for the prior fiscal year, increased by approximately $3.03 million, or 51.0%.  As a percentage of total revenues, VAT refunds were 5.2% and 3.8% for the fiscal years ended June 30, 2010 and 2009, respectively.

The local governments in Beijing and Hangzhou also provide financial subsidies to encourage development of certain enterprises.  Beijing HollySys and Hangzhou HollySys both received such subsidies.  All subsidies were accounted for based on hard evidence that the operations of those companies were entitled to receive these subsidies or that cash had been received. Gross subsidy income received from the government amounted to approximately $2.56 million and approximately $1.76 million for the fiscal year ended June 30, 2010 and 2009, respectively, an increase of approximately $0.80 million, or 45.3%.

Income (loss) from Operations:  Income from operations increased by approximately $38.10 million, from a loss of approximately $5.55 million for the fiscal year ended June 30, 2009, to an income of approximately $27.60 million for the fiscal year ended June 30, 2010.  The increase in income from operations was primarily due to the decrease in stock compensation expenses related to 2009 incentive share issuance and option grants.  Excluding stock compensation expenses, operating income as a percentage of total revenues for the fiscal year ended June 30, 2010 was approximately $33.07 million, or 19.0%, as compared to approximately $34.01 million, or 21.6% as a percentage of total revenues for the prior year, an decrease that was mainly due to the increase in research and development expenses.

Interest Expenses, Net:  For the year ended June 30, 2010, net interest expenses increased by approximately $0.12 million, or 12.2%, from approximately $0.95 million for the prior year, to approximately $1.07 million for the current period.  As a percentage of total revenue, net interest expense accounted for 0.6% and 0.6% for the fiscal years ended June 30, 2010 and 2009, respectively.

Income Tax Expenses:  For the year ended June 30, 2010, the Company’s income tax expense was approximately $7.66 million for financial reporting purposes, an increase of approximately $4.60 million, as compared to a income tax expense of approximately $3.06 million for the prior year.  The increase was mainly due to a one-time tax expense of $4.45 million related to Hollysys group re-organization as the follows:

•
In February 2010, Hollysys re-organized the group structure of its wholly owned PRC subsidiaries, or the Reorganization.  Before the Reorganization, Hangzhou Hollysys was 60% owned by Gifted Time and 40% by Beijing Hollysys. To minimize the tax expenses arising from the Reorganization, Hangzhou Hollysys declared dividends pay-out for all the retained earnings of Hangzhou Hollysys as of December 31, 2009 to reduce its fair market value, and then conducted the ownership transfer within Hollysys group, as illustrated in the diagram below. The one-time re-organization related tax expense of $4.45 million is consisted of $3.08 million of dividend pay-out withholding tax and $1.37 million of investment income tax;

•
On February 1, 2010, the board of directors of Hangzhou Hollysys adopted a resolution of declaring dividends of $75.25 million, among which $30.10 million was to be paid to Beijing Hollysys, and the reaming $45.15 million to Gifted Time.  Pursuant to China’s Corporate Income Tax Laws, domestic companies are required to withhold income tax on dividends pay-out to non-resident companies based on the earnings after January 1, 2008, $30.82 million out of $45.15 million dividends to Gifted Time falls into this category. According to the tax treaty between China and the BVI, 10% of $30.82 million was withheld by Hangzhou Hollysys;

•
On February 3, 2010, Beijing Hollysys S&T entered into a stock purchase agreement to purchase 20% and 40% ownership of Hangzhou Hollysys from Gifted Time and Beijing Hollysys, for RMB 24 million and RMB 48 million, respectively.  Hangzhou Hollysys’ fair market value was appraised at US$109.99 million by Hangzhou Lixin Assets Appraisal Company, which rendered investment taxable income of $3.43 million and $6.86 million for Gifted Time and Beijing Hollysys, respectively, among which $0.34 million was withheld as investment income tax for Gifted Time, and $1.03 million was accrued as investment income tax by Beijing Hollysys based on a 15% tax rate.  After the Reorganization, Hangzhou Hollysys has been 60% owned by Beijing Hollysys S&T and 40% owned by Gifted Time.

Net income attributable to non-controlling interest:  The non-controlling interest of the Company includes other parties’ interests in each subsidiaries.  For fiscal 2010, the non-controlling interest is an ownership interests of 49% in Beijing WodeWeiYe and Hollycon, respectively, as compared to 25.89%, 10.36% and 31.45% in Beijing Hollysys, Hangzhou Hollysys, and Beijing Haotong, respectively, for fiscal 2009. The decrease in non-controlling interest s mainly due to the acquisition of the remaining 24.11% interest of Beijing HollySys by the Company during the year. The net income attributable to non-controlling interest for the fiscal year ended June 30, 2010 was $1.85 million, a decrease of $3.34 million, or 64.3%, from $5.19 million for the prior year, primarily due to the decrease in non-controlling interests.

Net income (loss) and Earnings (loss) per share attributable to Hollysys:  For the fiscal year ended June 30, 2010,net income attributable to Hollysys amounted to approximately $25.70 million or $0.50 per diluted share, an increase of approximately $39.56 million, or $0.80 per diluted share, as compared to a net loss of approximately $13.85 million, or $(0.31) per diluted share, for the prior year.  Such increase was primarily due to an increase of approximately $5.60 million in gross profit, a decrease of approximately $39.56 million in stock compensation expenses related to incentive shares and granted options, and an increase of $4.60 million in income tax expenses..

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

Pursuant to the stock purchase agreement under the re-domestication merger, the Company agreed to issue 2 million shares to the original stockholders of Gifted Time if the Company could achieve or exceed an after-tax profit of $32 million for the 12 months ended December 31, 2008.  After-tax profit was computed using US GAAP and referred to comprehensive income, excluding (i) any after-tax profits from any acquisition by the Company or its subsidiaries that involved the issuance of securities that had a dilutive effect on the holders of ordinary shares of the Company, and (ii) any expenses related to the issue of the aforesaid shares.  Management determined that the Company achieved such earn-out target for the abovementioned period and the board approved the issuance of the earn-out shares.  The Company has accounted for the fair value of the aforesaid shares to be issued for the year ended June 30, 2009 as stock compensation expenses and $17.0 million was recorded in the statement of income. On June 15, 2009, the Company and the original stockholders of Gifted Time agreed to amend the stock purchase agreement to cancel the remaining 7 million incentive shares issuable to the original Gifted Time stockholders under the stock purchase agreement for the calendar years ended December 31, 2009, 2010, and 2011, in exchange for the immediate issuance of 4 million shares to the original Gifted Time stockholders. The Company has accounted for the fair value of the aforesaid 4 million shares as stock compensation expenses and $22.24 million was recorded in the statement of income for the fiscal year ended June 30, 2009..

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

VAT Refunds and Government Subsidies:  The local governments in Beijing and Hangzhou provide financial subsidies out of the value added tax they collect in order to encourage the research and development efforts of certain enterprises.  Beijing HollySys and Hangzhou HollySys both received such refunds.  All VAT refunds were accounted for based on hard evidence that the operations of those companies were entitled to receive these refunds or that cash had been received.  For the fiscal year ended June 30, 2009, VAT refunds were $5.94 million, compared to $6.16 million for the prior fiscal year, decreased by $0.22 million, or 3.5%.  As a percentage of total revenues, VAT refunds were 3.8% and 5.1% for the fiscal years ended June 30, 2009 and 2008, respectively.

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

Income (loss) from Operations:  Income from operations decreased by $11.40 million, or 195.0%, from $5.84 million for the fiscal year ended June 30, 2008, to a loss of $5.55 million for the fiscal year ended June 30, 2009.  The decrease in income from operations was primarily due to the increase in stock compensation expenses related to 2009 incentive share issuance and option grants.  Excluding stock compensation expenses, operating income as a percentage of total revenues for the fiscal year ended June 30, 2009 was $34.0 million, or 21.6%, as compared to $26.17 million, or 21.5% as a percentage of total revenues for the prior year.

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

Income Tax Expenses:  For the year ended June 30, 2009, the Company’s income tax expense was $3.06 million for financial reporting purposes, an increase of $1.97 million, as compared to a income tax expense of $1.09 million for the prior year.  Such increase of income tax expenses was mainly due to a deferred tax adjustments recorded in the prior year.

Net income attributable to non-controlling interest:  The non-controlling interests of the Company includes other parties’ interests in Beijing HollySys, Hangzhou HollySys and Beijing Haotong.  The ownership interests of non-controlling interests in these operating entities were 25.89%, 10.36% and 31.45%, respectively, for fiscal 2009, as compared to 25.89%, 10.36% and 48.12%, respectively, for fiscal 2008. The decrease in non-controlling interest in Beijing Haotong is mainly due to the acquisition of the remaining 30% share capital of Beijing Haotong by the Company during the year. The net income attributable to non-controlling interests for the fiscal year ended June 30, 2009 was $5.19 million, an increase of $2.35 million, or 83.1%, from $2.83 million for the prior year. Such increase was primarily due to more profit contributed by Beijing HollySys and Hangzhou Hollysys for the current year.

Net income (loss) and Earnings (loss) per share attributable to Hollysys:  For the fiscal year ended June 30, 2009, net loss attributable to Hollysys amounted to $(13.85) million or $(0.31) per diluted share, a decrease of $12.17 million, or $0.27 per diluted share, as compared to a net loss of $(1.68) million, or $(0.04) per diluted share, for the prior year.  Such decrease was primarily due to the increase of $22.47 million in stock compensation expenses related to incentive shares and granted options, offset by the decrease of $3.24 million in amortization of discounts and interests on notes payable related to the bridge loan during the 2008 period.

Liquidity and Capital Resources

We believe our working capital is sufficient to meet our present requirements. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. In the long-term, we intend to rely primarily on cash flow from operations and additional borrowings from banks to meet our anticipated cash needs. If our anticipated cash flow is insufficient to meet our requirements, we may also seek to sell additional equity, debt or equity-linked securities. We cannot assure you that any financing will be available in the amounts we need or on terms acceptable to us, if at all.

In line with the industry practice, we typically have a long receivable collection cycle. As a result, our cash provided by our operation in any given year may not be sufficient to fully meet our operating cash requirements in that year. We will use available financing means, including bank loans, to provide sufficient cash inflows to balance such timing differences in our cash flows.

We estimate our liquidity needs for 2011 will be approximately $200 million, which will be primarily related to the repayment of long-term bonds payable, and repayment of bank borrowings. Our future working capital requirements will depend on many factors, including, among others, the rate of our revenue growth, the timing and extent of expansion of our sales and marketing activities, the timing of introductions of new products and/or enhancements to existing products, and the timing and extent of expansion of our manufacturing capacity.

Our long-term liquidity needs will relate primarily to working capital to pay our suppliers, and third-party manufacturers, as well as any increases in manufacturing capacity or acquisitions of third party businesses that we may seek in the future. We expect to meet these requirements primarily through our current cash holdings, revolving short-term bank borrowings, as well as our cash flow from operations. We currently do not have any plan to incur significant capital expenditures in 2011 and for the foreseeable future beyond 2011.

Cash Flow and Working Capital

As of June 30, 2008, 2009 and 2010, we had approximately $64.25 million, $128.89 million and $119.50 million, respectively, in cash and cash equivalents.  As of June 30, 2010, we had total assets of $384.73 million, of which cash amounted to $119.50 million, accounts receivable amounted to $64.38 million and inventories amounted to $23.55 million. While working capital was approximately $165.44 million, equity amounted to $213.47 million and our current ratio was approximately 2.22.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the 12-month periods ended June 30, 2008, 2009 and 2010:

Cash Flow Item	Fiscal Years Ended June 30,
	2008	2009	2010
Net cash (used in) provided by Operating activities	$(3,931,073)	$40,127,458	$30,145,816
Net cash used in investing activities	$(11,865,752)	$(11,940,293)	$(21,478,441)
Net cash provided by (used in) financing activities	$59,208,327	$35,882,189	$(19,184,238)
Effect of exchange rate changes on cash and cash equivalents	$9,170,295	$562,754	$1,136,142
Net increase(decrease) in cash and cash equivalents	$52,581,797	$64,632,108	$(9,380,721)
Cash and cash equivalents, beginning of year	$11,668,761	$64,250,558	$128,882,666
Cash and cash equivalents, end of year	$64,250,558	$128,882,666	$119,501,945

Operating Activities

For the fiscal year ended June 30, 2010, net cash provided by operating activities was approximately $30.15 million, compared to approximately $40.13 million for prior fiscal year 2009.  The net cash inflow from operating activities in fiscal year 2010 was primarily due to the net income of approximately $32.01 million, an increase in deferred revenue of approximately $12.48 million, an increase in accruals and other payables of approximately $5.95 million, an increase of accounts payable of approximately $5.03 million, and an increase of $4.97 million in income tax payable, all of which were partially offset by an increase in cost and estimated earnings in excess of billings of approximately $10.19 million, an increase in accounts receivable of approximately $10.13 million, and an increase of inventories of approximately $6.0 million.

For the fiscal year ended June 30, 2009, net cash provided by operating activities was approximately $40.13 million, compared to net cash used in operating activities of approximately $3.93 million for prior fiscal year 2008.  The net cash inflow from operating activities in fiscal year 2009 was primarily due to a decrease in inventories of approximately $5.31 million, an increase in accounts payable of approximately $13.06 million, an increase in tax payable of approximately $3.02 million, and the reconciling item in net income of approximately $39.56 million in stock compensation expenses, all of which were partially offset by an increase in cost and estimated earnings in excess of billings of approximately $8.3 million, an increase in amount due from related parties of approximately $4.58 million. The decrease in inventories was mainly due to increase in revenues and costs, the increase in accounts payable was primarily due to better credit terms provided by suppliers. The increase in accounts receivable was consistent with the increase in revenues.

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

Investing Activities

For the fiscal years ended June 30, 2010 and 2009, net cash used in investing activities was approximately $21.48 million and approximately $11.94 million, respectively.  The net cash used in investing activities for the fiscal year 2010 consisted mainly of a cash outflow of approximately $20.92 million for the construction of our new facility.

The net cash used in investing activities for the fiscal year 2009 consisted mainly of a cash outflow of approximately $8.73 million in the purchase of fixed assets, a cash outflow of approximately $3.90 million in the acquisition of long term investments, a cash outflow of approximately $2.20 million prepaid for minority interest, and cash proceeds of approximately $2.10 million from disposal of an equity investee.

The net cash used in investing activities for the fiscal year 2008 consisted mainly of a cash outflow of $10.03 million in purchase of fixed assets and an increase in amounts due from related parties of $2.34 million in connection with an advance payment for the sourcing of construction materials for our new headquarters.

Financing Activities

For fiscal year ended June 30, 2010, net cash used in financing activities was approximately $19.18 million, as compared to approximately $35.88 million cash provided by financing activities for the prior year. The net cash outflow for fiscal year 2010 is composed of a cash outflow of $10.37 million in the acquisition of equity interest from non-controlling interest, an repayment of short-term bank loans of approximately $4.40 million, an repayment of long-term bank loans of approximately $5.13 million, and an capital injection from non-controlling interest of $0.72 million.

On March 31, 2009, the Company borrowed a seven-year bank loan of RMB 250 million (approximately $36,813,972) from Industrial and Commercial Bank of China, which matures on March 30, 2016, with an annual interest rate of 6.44%. The loan was secured by a security interest in our new facility in construction, with a building area of about 150,000 square meters. Principals of $736,280 and $736,279 will be due on March 31, 2011 and June 30, 2011, respectively.

The net cash inflow from financing activities in fiscal year 2009 primarily comprised proceeds from the above long-term bank loan relating to the ongoing construction of our new facility, with interest subsidized by the government.

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

We use standard project development life cycle models, including the waterfall model, increment model, iterative model and prototype. As a technology leader we continually develop and patent new automation technologies.  We also continually review and evaluate technological changes affecting the automation and integrated system industries and invest substantially in application-based research and development. We currently employ over 660 staff in the research and development department or engaged in research and development work.

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

Intellectual Property Rights

We rely on a combination of copyright, patent, trademark and other intellectual property laws, nondisclosure agreements and other protective measures to protect our proprietary rights.  We also utilize unpatented proprietary know-how and trade secrets and employ various methods to protect our trade secrets and know-how. As of June 30, 2010, we held 103 software copyrights, 111 authorized patents, 11 patent applications and 26 registered trademarks.  Our earliest software copyrights will expire in 2048.  Our invention patents have terms of 20 years (with the first issued patent expiring in 2010), and our utility patents and design patents have terms of 10 years (with the first issued patent expiring in 2010).

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

Market Trends

Other than as disclosed in the foregoing disclosures and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Off-Balance Sheet Arrangements

We do not believe that there are any off-balance sheet arrangements that have or are reasonably likely to have a material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, including long-term and short-term loans and operating leases and capital and operational commitments as of June 30, 2010.

	Total	Less than 1 year	1-3 years	3-5 years	5-7 years
Short-Term Bank Loans	1,488,784	1,488,784	-	-	-
Long-Term Bank Loans	44,861,211	3,648,375	16,163,156	16,671,796	8,377,884
Long-Term Bonds Payable and Related Interests	12,134,592	12,134,592	-	-	-
Operating Lease Obligations	534,111	351,836	182,275	-	-
Purchase Obligations	114,457,834	114,457,834	-	-	-
Construction cost payable	12,562,565	12,562,565	-	-	-
Total	186,039,097	144,643,986	16,345,431	16,671,796	8,377,884

Other than the contractual obligations and commercial commitments set forth above, we did not have any other long-term debt obligations, operating lease obligations, capital commitments, purchase obligations or other long-term liabilities as of June 30, 2010.

Operating Lease Commitment

The Company leases premises under various operating leases.  Rental expenses under operating leases included in the consolidated statement of income were $545,796, $1,105,473, and $1,002,666 for the years ended June 30, 2008, 2009 and 2010, respectively.

At June 30, 2010, the Company was obligated under operating leases requiring minimum rentals as follows:

Years Ending June 30,

2011	$351,836
2012	119,050
2013	63,225

Total minimum lease payments	$534,111

Purchase Commitment

As of June 30, 2010, the Company had approximately $114.5 million in purchase obligations for the coming fiscal year, for purchases of equipment, mainly for fulfillment of in-process or newly entered contracts resulting from the expansion of our operations.  Other than the contractual obligation and commercial commitments set forth above, we do not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities.

Safe Harbor

All information included in Item 5.E of this Item is deemed to be a “forward looking statement” as that term is defined in the statutory safe harbors, except for historical facts.  The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act shall apply to all forward-looking information provided in Item 5.E and F of this Item.

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management as of the date of this annual report.

Name	Age	Position

Changli Wang	46	Chief Executive Officer and Chairman
Peter Li	45	Chief Financial Officer
Colin Sung	43	Director
Jerry Zhang	38	Director
Jianyun Chai	48	Director
Qingtai Chen	72	Director

Dr. Changli Wang has been our director and Chief Executive Officer since September 2007 and has been our Chairman since May 2010.  Since 1999, Dr. Wang has also been the Chief Executive Officer and Vice Chairman of our subsidiary, Beijing Hollysys.  Prior to founding Beijing Hollysys in 1993, Dr. Wang worked for the No. 6 Institute of Electronic Industry Department, the predecessor of Beijing Hollysys.  Dr. Wang also has been the Vice Chairman of the Chinese Automation Association since 2003.  Dr. Wang received his Bachelor’s degree in Automation from Tianjin University in 1984 and his PhD in Automation from Lancaster University in 1988.

Mr. Peter Li has been our Chief Financial Officer since February 1, 2009.   Mr. Li has served since November 2008, as an independent director and audit committee chairman for China Valves Technology, Inc. (NASDAQ: CVVT), a NASDAQ listed company of manufacturing metal valves in China; and has served since June 2008, as an independent director and audit committee chairman for Yuhe International Inc., a NASDAQ listed company (NASDAQ: YUII) in the day-old broiler breeding business in China.  Prior to joining us, Mr. Li served Yucheng Technologies Ltd. ("Yucheng") (NASDAQ: YTEC), a leading IT service provider to banking industry in China as a Senior Advisor, from February 2008 to February 28, 2009, and as CFO from October 2004 through February 2008.  Prior to his tenure at Yucheng, Mr. Li worked in corporate financial management with various companies, including as Internal Controller at Lenovo, one of the world’s largest makers of personal computers.  Mr. Li graduated from Beijing Foreign Studies University with a B.A. and received a Master of Education from the University of Toronto.  Mr. Li is a Certified General Accountant in Ontario, Canada, and is fluent in English and Mandarin.

Mr. Colin Sung has been our director and the Chair of our Audit Committee since February 2008.  Mr. Sung is currently the Deputy Chief Executive Officer and Chief Financial Officer of Linktone Ltd., the leading provider of wireless media, entertainment and communications services in China, since June 2009. Mr. Sung served as the President and CFO of China Cablecom, a U.S. public company that provides provider cable television services in China, between April 2008 and May 2009.  He previously served as Chief Financial Officer of Linktone Ltd. from June 2005 to January 2008.  He also served as the acting Chief Executive Officer of Linktone from February 2006 to April 2006.  From June 2004 until April 2005, Mr. Sung served as Corporate Controller of UTi United States, Inc., a subsidiary of UTi Worldwide Inc., a global integrated logistics company.  From August 2001 until May 2004, he was the Vice President of Finance and Corporate Controller of USF Worldwide, Inc., a subsidiary of USF Corporation, a transportation industry leader, which was acquired by GPS Logistics in October 2002.  Prior to that, he was Vice President and Corporate Controller of the US operations of Panalpina Inc.  Mr. Sung is a Certified Public Accountant and has a Bachelor of Science degree from William Paterson University and a Master of Business Administration degree from American Intercontinental University.

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

B. Compensation

Executive Compensation

The aggregate cash compensation paid to our executive officers as a group was $480,000 for the fiscal year ended June 30, 2010.  We did not grant any stock options or stock appreciation rights, any awards under long-term incentive plans, or any other non-cash compensation to any of our executive officers during this period.

Director Compensation

We pay each of our independent directors who are not employees a monthly fee as compensation for the services to be provided by them as independent directors.  We pay $4,000 a month to Colin Sung, $3,000 to Jerry Zhang and $2,000 to each of other independent directors.  We also reimburse our independent directors for out-of-pocket expenses incurred in attending meetings.  As additional consideration, we grant to each of the independent directors an option to purchase a certain amount of shares of the Company’s ordinary shares, which vest in equal installments on a quarterly basis over a three-year period beginning on the grant date.  Specifically, we granted a stock option to Colin Sun for the purchase of 45,000 shares of our ordinary shares, Jerry Zhang for the purchase of 36,000 shares of our ordinary shares and each of Dr. Jianyun Chai and Mr. Qingtai Chen for the purchase of 30,000 shares of our ordinary shares.

For the fiscal year ended June 30, 2010, the aggregate cash compensation paid to our directors as a group was approximately $198,000.

2006 Stock Plan

On September 7, 2007, our stockholders approved the 2006 Stock Plan, or the Plan.  The Plan was assumed by us as of the closing of the merger of Chardan with and into us.  The Plan reserves 3,000,000 ordinary shares for issuance in accordance with the Plan’s terms.  A description of the Equity Plan is set forth in the Proxy Statement/Prospectus of our Registration Statement on Form S-4 (No. 333-132826), under the heading “Chardan 2006 Equity Plan”, and is incorporated herein by reference.  The table below sets forth the options granted to our current and former directors and executive officers pursuant to the Plan:

Name	Number of Ordinary Shares Issuable upon Exercise of Options	Exercise Price per Ordinary Share	Date of Grant	Date of Expiration
Leonard Hafetz	30,000	$7.9	1/1/2008	1/1/2018
Jerry Zhang	36,000	$7.9	1/1/2008	1/1/2018
Yau Kiam Fee	30,000	$7.9	1/1/2008	1/1/2018
Kerry Propper	30,000	$7.9	1/1/2008	1/1/2018
Colin Sung	45,000	$7.9	1/1/2008	1/1/2018
Jianyun Chai	30,000	$5.85	6/2/2008	6/2/2018
Qingtai Chen	30,000	$5.85	6/2/2008	6/2/2018
Peter Li	450,000	$2.24	1/20/2009	1/20/2019

The options vest quarterly over a period of 3 years from their respective grant date.

Employment Agreements

We have entered into a three-year employment agreement with our Chief Executive Officer, Dr. Changli Wang on June 6, 2010.  Dr. Wang is entitled to insurance benefits, five weeks vacation, a car and reimbursement of business expenses and, if necessary, relocation expenses.  The agreement is terminable by us for death, disability and cause.  Dr. Wang may terminate the employment agreement for good reason, which includes our breach, the executive’s not being a member of the board of directors, and change of control.  The agreements contain provisions for the protection of confidential information and a three-year-after employment non-competition period within China.

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

C. Board Practices

Terms of Directors and Executive Officers

Our board consists of five directors.  Our directors are not subject to a term of office limitation, and hold office until the next annual meeting of members or until such director’s earlier resignation, removal from office, death or incapacity.  Any vacancy on our board resulting from death, resignation, removal or other cause, and any newly created directorship resulting from any increase in the authorized number of directors between meetings of members, may be filled either by the affirmative vote of a majority of all the directors then in office (even if less than a quorum) or by a resolution of members.

Our executive officers are appointed by our board.  The executive officers shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by resolution of directors.  Any vacancy occurring in any office may be filled by resolution of directors.

Independence of Directors

We have elected to follow the rules of NASDAQ to determine whether a director is independent.  Our board will also consult with counsel to ensure that our board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors.  Rule 5605(a)(2) of Listing Rules of The Nasdaq Stock Market, Inc., or the Nasdaq Listing Rules, defines an “independent director” generally as a person, other than an officer of the Company, who does not have a relationship with the Company that would interfere with the director’s exercise of independent judgment.  Consistent with these considerations, our board has affirmatively determined that, Messrs. Colin Sung, Jerry Zhang, Jianyun Chai and Qingtai Chen are our independent directors.

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

D. Employees

We had 2,185, 1,736 and 1,689 employees as of June 30, 2010, 2009 and 2008, respectively.  Substantially all of our employees are located in China.  The following table sets forth our employees as of June 30, 2010 based on their functional area within the Company:

Category	Number of Employees
Sales & Marketing	352
Research and development	660
Engineering	547
Production	338
Management	288
Total	2,185

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

E. Share Ownership

The following table sets forth information, as of December 20, 2010, with respect to the beneficial ownership of our ordinary shares by (i) each person who is known by us to beneficially own more than 5% of our ordinary shares; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group.  The address of each of the persons set forth below is in care of Hollysys Automation Technologies Ltd., No. 2 Disheng Middle Road, Beijing Economic-Technological Development Area, Beijing, P. R. China 100176.

Name & Address of Beneficial Owner	Office, if Any	Title of Class	Amount & Nature of Beneficial Ownership (1)		Percent of Class (2)
Officers and Directors
Changli Wang	CEO and Chairman	Ordinary Shares	8,935,840	(3)	16.44%
Peter Li	Chief Financial Officer	Ordinary Shares	300,000	(4)	*
Colin Sung	Director	Ordinary Shares	45,000	(5)	*
Jerry Zhang	Director	Ordinary Shares	36,000	(6)	*
Qingtai Chen	Director	Ordinary Shares	25,000	(7)	*
Jianyun Chai	Director	Ordinary Shares	25,000	(8)	*
An Luo	Vice President	Ordinary Shares	6,057,303	(9)	11.14%
All officers and directors as a group (6 persons named above)		Ordinary Shares	15,424,143		28.38	%(12)
5% Securities Holder
Changli Wang	CEO and Chairman	Ordinary Shares	8,935,840	(3)	16.44%
Plus View Investments Limited		Ordinary Shares	6,057,303	(9)	11.14%

Li Qiao		Ordinary Shares	3,807,516	(10)	7.00%

Unionway Resources Limited		Ordinary Shares	4,113,948	(11)	7.57%

Wenfu Wang		Ordinary Shares	4,113,948	(11)	7.57%
All persons named above as a group		Ordinary Shares	27,200,483		50,04%

* Less than 1%.

(1)
Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Except as otherwise indicated, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)
A total of 54,356,562 shares of our ordinary shares as of December 20, 2010 are outstanding pursuant to SEC Rule 13d-3(d)(1).  For each beneficial owner above, any options or warrants exercisable within 60 days have been included in the denominator.

(3)
The securities reported as held by Dr. Wang represent 4,144,223 shares of our ordinary shares held indirectly through Ace Lead Profits Limited, 681,471 shares held indirectly through Billion Bright International Limited, 1,362,942 shares held indirectly through Excellent Link Enterprises Limited, 681,471 held indirectly through Golden Result Enterprises Limited, 1,000,000 held indirectly through Long Result Limited and 1,063,733 held indirectly through Sure Grow Profits Limited.  The foregoing entities are all BVI entities that are wholly-owned and controlled by Dr. Wang therefore he may be deemed to be the beneficial owner of the ordinary shares held by them.

(4)	The securities reported as held by Mr. Li include options to purchase 300,000 ordinary shares that are vested or are to be vested within 60 days from the date hereof.

(5)	The securities reported as held by Mr. Sung include options to purchase 45,000 ordinary shares that are vested or are to be vested within 60 days from the date hereof.

(6)	The securities reported as held by Mr. Zhang include options to purchase 36,000 ordinary shares that are vested or are to be vested within 60 days from the date hereof.

(7)	The securities reported as held by Mr. Chen include options to purchase 25,000 ordinary shares that are vested or are to be vested within 60 days from the date hereof.

(8)	The securities reported as held by Mr. Chai include options to purchase 25,000 ordinary shares that are vested or are to be vested within 60 days from the date hereof.

(9)
The securities reported as held by An Luo represent 6,057,303 ordinary shares held by Plus View Investments Limited, a BVI company owned and controlled by An Luo; therefore An Luo may be deemed to be the beneficial owner of the ordinary shares beneficially owned by Plus View Investments Limited.

(10)
The securities reported as held by Ms. Qiao represent 935,844 ordinary shares held by Faith Best Profits Limited, 717,918 shares held by OSCAF International Company Limited, 717,918 shares held by Glory Pearl International Limited, 717,918 shares held by Jumbo Growth International Limited, and 717,918 shares held by Pearl Success Investments Limited.  The foregoing entities are all BVI entities that are wholly-owned and controlled by Ms. Qiao. Therefore Ms. Qiao may be deemed to be the beneficial owner of the ordinary shares held by them.

(11)	Unionway Resources Limited is controlled by Mr. Wenfu Wang and therefore, Mr. Wang may be deemed to be the beneficial owner of the ordinary shares held by Unionway Resources Limited.

None of our major shareholders have different voting rights from other shareholders.  We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6.E “Directors, Senior Management and Employees — Share Ownership.”

B. Related Party Transactions

•
Acquisition of Singapore Hollysys:  On November 19, 2007, we entered into a sales and purchase agreement with Fulbond Systems, a Singapore based company partially owned by Mr. Yau Kiam Fee, a member of our Board of Directors, pursuant to which we agreed to acquire 100% interest of Fulbond Systems for a purchase price of SGD$1,066,234 (equivalent to $744,596).  Pursuant to the sales and purchase agreement, the closing day of this acquisition was November 30, 2007 and after the ownership transfer, Fulbond System was renamed to Singapore Hollysys.  The purchase price of $744,596 was paid in cash on December 11, 2007.  Singapore Hollysys became our wholly owned subsidiary and its operating results were included in our  consolidated financial statements, effective from December 1, 2007.  We acquired Singapore Hollysys to establish an Asia Pacific headquarters from which to market our automation products within the region and other overseas countries.

•
Dismissal Agreement: On March 19, 2008, APH and Dr. Changli Wang, individually and on behalf of the parties which had previously been shareholders of Gifted Time, entered into a dismissal agreement, or Dismissal Agreement. The Dismissal Agreement resulted in: (i) the dismissal and termination of the agreement by which APH acquired the Gifted Time shares from the shareholders, (ii) the assignment to the former shareholders of Gifted Time of the shares of Hollysys stock held by APH and the rights to the earnout shares issuable under the stock purchase agreement, in the event specified after-tax operating profit goals are met, and (iii) the termination and cancellation of the $200 million note issued by APH in connection with its acquisition of the Gifted Time shares.  As a result, our 22,200,000 ordinary shares held by APH have been transferred to Shengheng Xu (4,898,652), Qinglin Mei (1,224,552), An Luo (2,016,648), Dr. Changli Wang (6,441,108), Li Qiao (3,536,904) and Xuesong Song (4,082,136).

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

The following table provides the high and low trading prices for our ordinary shares and the historical prices for our common stock/ordinary shares, warrants and units prior to the merger, for the periods indicated below.

	The OTCBB Price per Common Stock/Ordinary Shares		The OTCBB Price per Warrant		The OTCBB Price per Unit		Nasdaq (2) Price per Share
	High	Low	High	Low	High	Low	High	Low
Annual Market Prices(3)
Year 2006	$12.90	$5.74	$7.45	$1.65	$27.50	$9.10	N/A	N/A
Year 2007 (until September 20, 2007)	$8.70	$7.20	$3.65	$2.46	$15.85	$12.29	N/A	N/A
Year 2008 (from September 21, 2007 through June 30, 2008)(1)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Year 2009	N/A	N/A	N/A	N/A	N/A	N/A	$7.30	$2.03
Year 2010	N/A	N/A	N/A	N/A	N/A	N/A	$13.09	$5.52

Quarterly Market Prices
First Quarter 2009 ended September 30, 2008	N/A	N/A	N/A	N/A	N/A	N/A	$7.30	$3.50
Second Quarter 2009 ended December 31, 2008	N/A	N/A	N/A	N/A	N/A	N/A	$4.24	$2.03
Third Quarter 2009 ended March 31, 2009	N/A	N/A	N/A	N/A	N/A	N/A	$3.30	$2.17
Fourth Quarter 2009 ended June 30, 2009	N/A	N/A	N/A	N/A	N/A	N/A	$6.78	$3.08
First Quarter 2010 ended September 30, 2009	N/A	N/A	N/A	N/A	N/A	N/A	$9.97	$5.52
Second Quarter 2010 ended December 31, 2009	N/A	N/A	N/A	N/A	N/A	N/A	$13.09	$8.62
Third Quarter 2010 ended March 31, 2010	N/A	N/A	N/A	N/A	N/A	N/A	$12.54	$9.69
Fourth Quarter 2010 ended June 30, 2010	N/A	N/A	N/A	N/A	N/A	N/A	$12.62	$8.43
First Quarter 2011 ended September 30, 2010	N/A	N/A	N/A	N/A	N/A	N/A	$11.19	$8.33

Monthly Market Prices
June 2010	N/A	N/A	N/A	N/A	N/A	N/A	$9.92	$8.76
July 2010	N/A	N/A	N/A	N/A	N/A	N/A	$9.80	$8.33
August 2010	N/A	N/A	N/A	N/A	N/A	N/A	$10.26	$9.35
September 2010	N/A	N/A	N/A	N/A	N/A	N/A	$11.19	$9.80
October 2010							$12.64	$11.19
November 2010							$14.40	$12.87
December 2010 (through December 20, 2010)							$15.51	$13.71

(1) On September 20, 2007, we changed our fiscal year end from December 31 to June 30, in connection with the acquisition of Gifted Time and our redomestication to the BVI.

(2) Since August 1, 2008, our ordinary shares have been traded on the NASDAQ Global Select Market.  The above table sets forth the range of high and low closing prices per share of our ordinary shares as reported by www.quotemedia.com for the periods indicated.

(3) All periods end June 30 of the stated year.

There were originally 11,500,000 warrants issued in connection with our August 2005 initial public offering.  Each warrant entitled the holder to purchase one of our ordinary share at an exercise price of $5.00.  Prior to redemption, a total of 11,442,614 warrants were exercised, equal to approximately 99.5% of all warrants originally issued.  The remaining 57,386 warrants were cancelled at redemption on December 17, 2007 and the holders of those warrants were paid the sum of $0.01 per warrant.

In addition, we issued a unit purchase option to the representative of the underwriters of our August 2005 initial public offering, or the UPO.  The UPO is exercisable for 250,000 units, comprised of 250,000 of our ordinary shares and 500,000 warrants, each warrant to purchase one ordinary share.  The part of underlying warrants expired in 2009 pursuant to the terms of the UPO.  In April 2010, the holders of the UPO exercised the UPO and we issued an aggregate of 92,567 ordinary shares to them.

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

Register

The Company was incorporated in the BVI on February 6, 2006 under the BVI Business Companies Act, 2004, or the 2004 Act.  The Company filed a Certificate of Change of Name to change its name from HLS Systems International, Inc. to Hollysys Automation Technologies Ltd. on July 17, 2009.  The Company’s memorandum of association authorizes the issuance of up to 100,000,000 ordinary shares of $0.001 par value, and (ii) 1,000,000 preferred shares of $0.001 par value.

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

Change in Control of Company

While directors of the Company may be appointed by the members or directors for such terms as may be determined at the time of such appointment, and may be removed by resolution of directors with or without cause, directors may not be removed by the members except for cause.

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

Takeover provisions

On August 27, 2010, our Board of Directors adopted the 2010 Rights Plan.  In connection with the 2010 Rights Plan, the Board of Directors declared a dividend distribution of one “Right” for each outstanding ordinary share to shareholders of record at the close of business on August 27, 2010, effective as of September 27, 2010.  Each Right entitles the shareholder to buy one share of the our Class A Preferred Stock at a price of $160.  Unless terminated earlier by our Board of Directors, the 2010 Rights Plan will expire on September 27, 2020.

Initially, the Rights will be attached to all certificates representing ordinary shares then outstanding, and no separate Rights certificates or stock statements will be distributed or provided.  The Rights will separate from the ordinary shares and become exercisable if a person or group announces an acquisition of 20% or more of our outstanding ordinary shares, or announces commencement of a tender offer for 20% or more of the ordinary shares.  In that event, the Rights permit shareholders, other than the acquiring person, to purchase our ordinary shares having a market value of twice the exercise price of the Rights, in lieu of the Class A Preferred Stock.  In addition, in the event of certain business combinations, the Rights permit the purchase of the ordinary shares of an acquiring person at a 50% discount.  Rights held by the acquiring person become null and void in each case.

The 2010 Rights Plan is designed to ensure that all of our shareholders receive fair and equal treatment in the event of any proposed takeover of us and to guard against partial tender offers, open market accumulations and other abusive or coercive tactics to gain control of us without paying all shareholders a control premium.  The Rights will cause substantial dilution to a person or group that acquires 20% or more of our stock on terms not approved by the our Board of Directors, but the Rights should not interfere with any merger or other business combination approved by the Board of Directors at any time prior to the first date that a person or group has become an acquiring person.

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

C. Material Contracts

Except for the following, we have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company,” Item 7, “Major Shareholders and Related Party Transactions,” or Item 5. Operating And Financial Review And Prospects – Contractual Obligations,” or elsewhere in this annual report.

On December 23, 2009, we entered into the Share Purchase Agreement with Unionway Resources Limited, a business company incorporated in the BVI, or the Seller, pursuant to which, among other things, we acquired 100% equity interest in Maypower Limited, a business company incorporated in the BVI and owned 24.11% of Beijing Hollysys, from the Seller.  As the consideration for the acquisition of the equity interest, we agreed to:

1)      issue 4,413,948 ordinary shares, or the Shares, to the Seller, and

2)      pay cash US$9,917,062.5, or RMB 67,634,366.25 to the Seller.

The Shares were issued to the Seller and its designeee on March 16, 2010.  As a result of the acquisition of the equity interest, we indirectly owns 100% of Beijing Hollysys.

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

Passive Foreign Investment Company Rules (PFIC)

We believe that we were not a PFIC for United States federal income tax purposes for our taxable year ended June 30, 2010.  However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including goodwill) from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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

Interest Rate Risk

We are exposed to interest rate risk primarily with respect to our short-term bank loans.  Although the interest rates, which are based on the banks’ prime rates with respect to our short-term loans are fixed for the terms of the loans, the terms are typically three to twelve months for short-term bank loans and interest rates are subject to change upon renewal.  There were no material changes in interest rates for short-term bank loans renewed during the fiscal year ended June 30, 2010.

A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings as of June 30, 2010, would decrease net income before provision for income taxes by approximately $0.38 million for the fiscal year ended June 30, 2010.  Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds.  We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. Dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB.  All of our assets are denominated in RMB except for cash.  As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. Dollars and RMB.  If the RMB depreciates against the U.S. Dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. Dollar financial statements will decline.  Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated at historical exchange rates.  Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of shareholders’ equity.  An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $0.8 million based on our outstanding revenues, costs and expenses, assets, and liabilities denominated in RMB as of June 30, 2010.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations.  To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and it may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict its ability to convert RMB into foreign currencies.

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

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.             MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

In August 2010, our Board of Directors adopted the 2010 Rights Plan. The 2010 Rights Plan provides for a dividend distribution of one preferred share purchase Right, for each outstanding ordinary share.  Each Right entitles the shareholder to buy 1 share of our Class A Preferred Stock at an exercise price of $160.  The Rights will become exercisable if a person or group announces an acquisition of 20% or more of our outstanding ordinary shares, or announces commencement of a tender offer for 20% or more of the ordinary shares. In that event, the Rights permit shareholders, other than the acquiring person, to purchase our ordinary shares having a market value of twice the exercise price of the Rights, in lieu of the Class A Preferred Stock. In addition, in the event of certain business combinations, the Rights permit the purchase of the ordinary shares of an acquiring person at a 50% discount.  Rights held by the acquiring person become null and void in each case.  Unless terminated earlier by our Board of Directors, the 2010 Rights Plan will expire on September 27, 2020.

In connection with the adoption of the 2010 Rights Plan, we amended our Memorandum and Articles of Association to increase our authorized shares of Class A Preferred Stock from 10,000,000 shares to 90,000,000 shares, and to provide that directors may only be removed by shareholders for cause.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act, our management has carried out an evaluation, with the participation and under the supervision of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2010.

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

Management conducted its evaluation of disclosure controls and procedures under the supervision of our chief executive officer and our chief financial officer.  Based upon, and as of the date of this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2010.

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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2010. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, management believes that, as of June 30, 2010, our internal control over financial reporting was effective based on those criteria.

Our independent registered public accounting firm has audited our internal control over financial reporting as of June 30, 2010 and has issued an attestation report set forth below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Hollysys Automation Technologies Ltd

We have audited internal control over financial reporting of Hollysys Automation Technologies Ltd and its subsidiaries (the “Company”) as of June 30, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 15, Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Hollysys Automation Technologies Ltd and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hollysys Automation Technologies Ltd and its subsidiaries as of June 30, 2009 and 2010, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2010 and our report dated December 21, 2010 expressed an unqualified opinion thereon.

BDO Limited

Hong Kong

December 21, 2010

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the year ended June 30, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by BDO Limited, our independent registered public accounting firm, for the fiscal years ended June 30, 2010 and 2009:

	2010	2009
Audit fees(1)	$581,000	$475,000
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total	581,000	475,000

(1) Consists of the aggregate fees billed for each of the fiscal years ended June 30, 2010 and 2009 for professional services rendered by the principal accountant, BDO limited, for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for the fiscal years ended June 30, 2010 and 2009 were $450,000 and $250,000, respectively. And the fees for limited review procedures of our quarterly review of our quarterly financial information in each of the fiscal years ended June 30, 2010 and 2009 were $[131,000] and $225,000, respectively.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We have not asked for nor have we been granted an exemption from the applicable listing standards for our audit committee.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities by us or by any of our affiliates during the period covered by this Annual Report.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Our corporate governance practices have generally followed the requirements of NASDAQ listing rules with respect to corporate governance.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our Audited Financial Statements for the Years Ended June 30, 2010, 2009 and 2008 are included in this annual report.

ITEM 19.	EXHIBITS

Number	Description

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

1.3	Certificate of Change of Name (Incorporated by reference to Exhibit 1.3 of the Form 20-F filed with the Securities and Exchange Commission on September 30, 2009).

1.4
Amendment to Memorandum and Articles of Association of Hollysys Automation Technologies Ltd. (Incorporated by reference to Exhibit 1.1 of the Form 6-K filed with the Securities and Exchange Commission on September 21, 2010).

2.1
Rights Agreement, dated as of August 27, 2010, between Hollysys Automation Technologies Ltd. and Continental Stock Transfer & Trust Company, which includes the Form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Preferred Shares as Exhibit B (Incorporated by reference to Exhibit 2.1 of the Form 6-K filed with the Securities and Exchange Commission on September 21, 2010).

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

4.3
Chardan North China Acquisition Corporation 2006 Stock Plan (Incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-8 (file no. 333-170811) filed with the Securities and Exchange Commission on November 24, 2010).

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

4.10
Letter Agreement between Jianyun Chai and HLS Systems International Ltd., dated June 2, 2008 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed with the Securities and Exchange Commission on June 27, 2008).

4.11
Letter Agreement between Qingtai Chen and HLS Systems International Ltd., dated June 2, 2008 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed with the Securities and Exchange Commission on June 27, 2008).

4.12
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

4.14
Guarantee of Advance Pacific Holdings Limited (Incorporated by reference to Exhibit 10.17 of the Registration Statement S-4/A (file no. 333-132826) filed with the Securities and Exchange Commission on May 11, 2007).

4.15
Voting Agreement between Advance Pacific Holdings, Ka Wa Cheng and Qiao Li, dated July 5, 2007 (Incorporated by reference to Exhibit 10.18 of the Registration Statement S-4/A (file no. 333-132826) filed with the Securities and Exchange Commission on July 23, 2007).

4.20*	Share Sale and Purchase Agreement, by Unionway Resources Limited and the Company, dated December 23, 2009.

8.1*	List of subsidiaries

11.1	Code of Ethics (included as Annex G to the Proxy Statement/Prospectus contained in Registration Statement 333-132826 and incorporated by reference herein)

12.1*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

15.4	Consent of BDO Limited*

* Filed with this annual report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

/s/ Changli Wang
Changli Wang
December 21, 2010	Chief Executive Officer

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Hollysys Automation Technologies Ltd

We have audited the accompanying consolidated balance sheets of Hollysys Automation Technologies Ltd and its subsidiaries (the “Company”) as of June 30, 2009 and 2010 and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2010.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hollysys Automation Technologies Ltd and its subsidiaries at June 30, 2009 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated December 21, 2010 expressed an unqualified opinion thereon.

BDO Limited
Hong Kong

December 21, 2010

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In US Dollars)

	June 30,
	2009	2010
ASSETS
Current Assets
Cash and cash equivalents	$128,882,666	$119,501,945
Contract commitment deposit in banks	5,504,375	4,383,684
Accounts receivable, net of allowance for doubtful accounts of $6,276,670 and $8,408,318	56,548,509	64,384,519
Cost and estimated earnings in excess of billings, net of allowance for doubtful accounts of $744,113 and $1,102,016 (note 5)	51,094,660	60,928,056
Other receivables, net of allowance for doubtful accounts of $178,532 and $214,789	4,148,842	4,102,136
Advance to suppliers	7,867,856	10,676,175
Amount due from related parties (note 18)	7,203,058	10,764,828
Inventories, net of provision of $1,114,140 and $2,393,546 (note 4)	18,837,270	23,554,331
Prepaid expenses	1,368,918	1,022,803
Income tax recoverable	-	1,083,640
Deferred tax assets (note 16)	319,737	956,969
Deposit for acquisition of equity interest from minority interest	2,195,582	-
Total current assets	283,971,473	301,359,086

Property, plant and equipment, net (note 6)	47,102,749	65,345,618
Long term investments (note 7)	13,570,578	17,348,159
Long term deferred expenses	91,779	-
Deferred tax assets (note 16)	706,943	677,388

Total assets	$345,443,522	$384,730,251

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans (note 9)	$5,854,887	$1,472,559
Current portion of long-term bank loans (note 12)	5,123,026	1,472,559
Current portion of long-term bonds payable (note 11)	-	11,780,471
Accounts payable	37,421,717	41,479,662
Construction cost payable	10,929,116	12,562,565
Deferred revenue	21,072,540	33,552,968
Accrued payroll and related expense	4,162,851	4,386,681
Income tax payable	1,397,706	5,971,136
Warranty liabilities (note 8)	1,631,407	1,916,654
Other tax payables	9,152,197	10,632,611
Accrued liabilities	2,634,107	8,078,783
Amounts due to related parties (note 18)	1,464,683	2,610,599
Deferred tax liabilities (note 16)	277,337	-
Total current liabilities	101,121,574	135,917,248

Long-term bank loans (note 12)	36,593,041	35,341,413
Long-term bonds payable (note 11)	11,709,773	-

Total liabilities	149,424,388	171,258,661

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In US Dollars)

	June 30,
	2009	2010

Commitments and contingencies (note 21)	-	-

Equity
Common stock, par value $0.001 per share, 100,000,000 shares authorized, 49,942,614 and 54,449,129 shares issued and outstanding (note 13)	49,943	54,450
Additional paid-in capital	131,220,209	138,751,162
Appropriated earnings	15,135,442	17,396,777
Retained earnings	13,232,254	38,936,792
Accumulated comprehensive income - translation adjustments	13,902,045	17,557,544
Total Hollysys Automation Technologies Ltd. stockholder’s equity	173,539,893	212,696,725

Non-controlling interests	22,479,241	774,865
Total equity	196,019,134	213,471,590

Total liabilities and equity	$345,443,522	$384,730,251

See accompanying notes to consolidated financial statements

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In US Dollars)

	Year Ended June 30,
	2008	2009	2010
Revenues
Integrated contract revenue	$112,357,126	$149,303,309	$164,118,183
Products sales	9,141,626	8,198,758	9,971,013
Total revenues	121,498,752	157,502,067	174,089,196

Cost of integrated contracts	81,414,648	99,423,487	110,268,475
Cost of products sold	3,456,398	3,500,471	3,668,899
Gross profit	36,627,706	54,578,109	60,151,882

Operating expenses
Selling	9,680,284	10,021,832	12,152,019
General and administrative	26,588,771	48,981,078	13,914,091
Research and development	3,833,925	8,829,402	13,071,318
VAT refunds and government subsidies	(9,319,812)	(7,703,724)	(11,533,006)
Total operating expenses	30,783,168	60,138,588	27,604,422

Income (loss) from operations	5,844,538	(5,550,479)	32,547,460

Other income (expense), net	14,936	723,269	(215,277)
Share of net income of equity investees	693,115	178,167	3,958,073
Interest expense, net	(4,304,170)	(954,078)	(1,070,772)
Income (loss) before income taxes	2,248,419	(5,603,121)	35,219,424

Income taxes expenses (note 16)	1,092,477	3,061,141	7,663,433
Net Income (loss)	1,155,942	(8,664,262)	27,555,991

Less: Net income attributable to non-controlling interest	2,833,120	5,186,802	1,851,453
Net income (loss) attributable to Hollysys Automation Technologies Ltd.	$(1,677,178)	$(13,851,064)	$25,704,538

Other comprehensive income (loss)
Net income (loss)	$1,155,942	$(8,664,262)	$27,555,991
Translation adjustments	13,935,840	605,582	1,219,809
Comprehensive income (loss)	$15,091,782	$(8,058,680)	$28,775,800

Less: Comprehensive income attributable to non-controlling interest	7,278,328	5,254,351	1,876,297
Comprehensive income (loss) attributable to Hollysys Automation Technologies Ltd.	$7,813,454	$(13,313,031)	$26,899,503

Net income (loss) per share (note 17)
Weighted average number of common shares	37,658,437	44,950,833	51,243,667
Weighted average number of diluted common shares	37,658,437	44,950,833	51,838,294
Basic earnings (loss) per share attributable to Hollysys Automation Technologies Ltd.	$(0.04)	$(0.31)	$0.50
Diluted earnings (loss) per share Hollysys Automation Technologies Ltd.	$(0.04)	$(0.31)	$0.50

See accompanying notes to consolidated financial statements

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US Dollars)

	Year ended June 30,
	2008	2009	2010
Cash flows from operating activities:
Net income (loss)	$1,155,942	$(8,664,262)	$27,555,991
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,817,657	2,241,344	2,683,042
Allowance for doubtful accounts	3,439,486	1,145,770	2,790,078
Provision for inventories	207,660	517,694	1,279,406
Loss on disposal of property, plant and equipment	47,123	58,133	14,112
Impairment loss on goodwill	99,439	-	286,610
Impairment loss on property, plant and equipment	-	-	715,246
Impairment loss on long-term investment	-	-	152,732
Share of net gains from equity investees	(693,115)	(178,167)	(3,958,073)
Gain on disposal of long term investments	(112,113)	(400,556)	-
Dividend income	(160,599)	-	-
Amortization of expenses accrued for bond payable	30,472	61,222	61,281
Amortization of discount to notes payable	2,420,064	-	-
Stock-based compensation	17,084,473	39,559,026	524,076
Deferred tax assets (liabilities), net	(1,752,773)	530,229	(885,014)
Loss on deemed acquisition of a subsidiary	-	18,962	-
Changes in operating assets and liabilities:
Accounts receivable	(18,558,732)	2,517,399	(10,131,840)
Cost and estimated earnings in excess of billings	(366,146)	(8,301,687)	(10,191,299)
Inventories	(11,009,643)	5,311,489	(5,996,365)
Advance to suppliers	1,140,427	(861,429)	(2,598,327)
Other receivables	(670,490)	(573,733)	(93,051)
Deposits and other assets	(1,037,802)	(1,975,917)	1,497,584
Due from related parties	(2,079,884)	(4,581,972)	(3,143,615)
Accounts payable	851,596	13,056,177	5,032,941
Deferred revenue	9,054,759	397,735	12,480,428
Accruals and other payable	(3,832,166)	(2,748,314)	5,953,753
Due to related parties	713,573	(17,671)	1,145,916
Tax payable	(1,720,281)	3,015,986	4,970,204
Net cash provided by (used in) operating activities	(3,931,073)	40,127,458	30,145,816

Cash flows from investing activities:
Purchase of property, plant and equipment	(10,030,305)	(8,728,334)	(20,918,968)
Proceeds from disposal of property, plant and equipment	181,416	13,271	9,251
Receipt from short-term investment, net	926,016	-	-
Repayment from (Advance to) related parties	(2,338,112)	1,134,090	653,325
Acquisition of long term investments	(693,980)	(3,895,781)	(1,001,569)
Proceeds from disposal of long term investments	225,487	2,103,136	-
Dividends from long term investments	160,599	69,568	58,640
Acquisition of a subsidiary, net of cash acquired	(296,873)	(439,374)	(279,120)
Deposit for acquisition of equity interest from non-controlling interest	-	(2,196,869)	-
Net cash used in investing activities	(11,865,752)	(11,940,293)	(21,478,441)

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS – Continued
(In US Dollars)

	Year ended June 30,
	2008	2009	2010
Cash flows from financing activities:
Repayments of notes payable	(29,987,000)	-	-
Proceeds from short-term loans	8,840,049	5,858,317	-
Repayments of short-term loans	(21,760,122)	(4,393,738)	(4,397,989)
Proceeds from long-term bank loans	4,760,027	36,614,479	-
Repayments of long-term bank loans	(3,400,019)	(2,196,869)	(5,130,987)
Proceeds from issuance of bonds	11,480,507	-	-
Cash injected by non-controlling interest	-	-	718,338
Proceeds from exercise of warrants, net	57,212,497	-	-
Net cash inflow from the Share Exchange Transaction	32,062,388	-	-
Acquisition of equity interest from non-controlling interest	-	-	(10,373,600)
Net cash provided by (used in) financing activities	59,208,327	35,882,189	(19,184,238)

Effect of foreign exchange rate changes	9,170,295	562,754	1,136,142
Net increase (decrease) in cash and cash equivalents	$52,581,797	$64,632,108	$(9,380,721)

Cash and cash equivalents, beginning of year	11,668,761	64,250,558	128,882,666
Cash and cash equivalents, end of year	$64,250,558	$128,882,666	$119,501,945

Supplementary disclosures of cash flow information:
Cash paid during the year for:
Interest, net of capitalized interest cost	$3,970,009	$2,576,444	$2,227,667
Income tax	$4,129,065	$2,758,695	$5,074,938

Supplementary disclosures of significant non-cash transactions:
Deemed collection of note receivable from the sole stockholder	$30,000,000	$-	$-
Issuance of common stock in connection of acquisition of equity interest in a subsidiary from non-controlling interest	$-	$-	$53,011,515
Issuance of additional common stock upon exercise of UPO	$-	$-	$93

See accompanying notes to consolidated financial statements.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF EQUITY - Continued
(In US Dollars)

	Common Stock		Preferred Stock		Additional Paid-in Capital	Note Receivable	Appropriated Earnings	Retained Earnings	Accumulated Comprehensive Income	Total Hollysys Automation Technologies Ltd. Stockholder’s Equity	Non- controlling Interest	Total Equity
	Shares	Amount	Shares	Amount

Balance at June 30, 2007	22,200,000	$22,200	1,300,000	$1,300	$19,234,295	$(30,000,000)	$8,768,174	$35,127,764	$3,873,380	$37,027,113	$13,200,169	$50,227,282

Recapitalzation in connection with Share Exchange Transaction	7,000,000	7,000	-	-	28,149,361	-	-	-	-	28,156,361	-	28,156,361
Deemed collection of note receivable from sole stockholders	-	-	-	-	-	30,000,000	-	-	-	30,000,000	-	30,000,000
Deemed distribution	-	-	-	-	(30,000,000)	-	-	-	-	(30,000,000)	-	(30,000,000)
Incentive stock compensation	2,000,000	2,000	-	-	17,082,473	-	-	-	-	17,084,473	-	17,084,473
Conversion of preferred stock into common stock	1,300,000	1,300	(1,300,000)	(1,300)	-	-	-	-	-	-	-	-
Issuance of common stock upon exercise of warrants	11,442,614	11,443	-	-	57,201,054	-	-	-	-	57,212,497	-	57,212,497
Net loss for the year	-	-	-	-	-	-	-	(1,677,178)	-	(1,677,178)	2,833,120	1,155,942
Appropriation	-	-	-	-	-	-	2,908,102	(2,908,102)	-	-		-
Translation adjustments	-	-	-	-	-	-	-	-	9,490,632	9,490,632	1,612,088	11,102,720
Balance at June 30, 2008	43,942,614	$43,943	-	$-	91,667,183	$-	$11,676,276	$30,542,484	$13,364,012	$147,293,898	$17,645,377	$164,939,275

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF EQUITY – Continued
(In US Dollars)

	Common Stock		Preferred Stock		Additional Paid-in Capital	Appropriated Earnings	Retained Earnings	Accumulated Comprehensive Income	Total Hollysys Automation Technologies Ltd. Stockholder’s Equity	Non- controlling Interest	Total Equity
	Shares	Amount	Shares	Amount

Balance at June 30, 2008	43,942,614	$43,943	-	$-	$91,667,183	$11,676,276	$30,542,484	$13,364,012	$147,293,898	$17,645,377	$164,939,275

Incentive stock compensation	6,000,000	6,000	-	-	39,553,026	-	-	-	39,559,026	-	39,559,026
Acquisition of additional equity interest in a subsidiary from non-controlling interest	-	-	-	-	-	-	-	-	-	(420,487)	(420,487)
Net loss for the year	-	-	-	-	-	-	(13,851,064)	-	(13,851,064)	5,186,802	(8,664,262)
Appropriation	-	-	-	-	-	3,459,166	(3,459,166)	-	-	-	-
Translation adjustments	-	-	-	-	-	-	-	538,033	538,033	67,549	605,582
Balance at June 30, 2009	49,942,614	$49,943	-	$-	$131,220,209	$15,135,442	$13,232,254	$13,902,045	$173,539,893	$22,479,241	$196,019,134

Incentive stock compensation	-	-	-	-	524,076	-	-	-	524,076	-	524,076
Acquisition of additional equity interest in a subsidiary from non-controlling interest	4,413,948	4,414	-	-	7,006,970	2,261,335	-	2,460,534	11,733,253	(24,305,847)	(12,572,594)
Acquisition of a subsidiary	-	-	-	-	-	-	-	-	-	7,548	7,548
Capital contribution from non-controlling interests	-	-	-	-	-	-	-	-	-	717,626	717,626
Issuance of common stock upon exercise of UPO	92,567	93	-	-	(93)	-	-	-	-	-	-
Net Income for the year	-	-	-	-	-	-	25,704,538	-	25,704,538	1,851,453	27,555,991
Translation adjustments	-	-	-	-	-	-	-	1,194,965	1,194,965	24,844	1,219,809
Balance at June 30, 2010	54,449,129	$54,450	-	$-	$138,751,162	$17,396,777	$38,936,792	$17,557,544	$212,696,725	$774,865	$213,471,590

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008, 2009 AND 2010

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

Upon completion of the Share Exchange Transaction, Hollysys owns 100% interest in GTH, which held 74.11% beneficiary interest of Beijing Hollysys Co., Ltd. (“Beijing HollySys”) and 60% equity interest of Hangzhou HollySys Automation Co., Ltd. (“Hangzhou HollySys”). Beijing Hollysys held the remaining 40% equity interest of Hangzhou Hollysys.

The Company is principally engaged in manufacture, sale and provision of integrated automation systems and services in the PRC mainly through its Chinese operating subsidiaries, Beijing Hollysys, Hangzhou Hollysys and Beijing HollySys Automation & Drive Co., Ltd. (“Hollysys Automation”).

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

Hollysys Automation was established on May 13, 2008. Hollysys Automation is engaged in the automation and drive businesses, with core products including industrial control motor, servo and encoder, inverter, numeric and motion controls, with a view to sustain future business growth of Hollysys and to expand its product lines.

During the period from December 2007 to March 2008, Hollysys has established a series of wholly owned subsidiaries, namely (i) Beijing Hollysys S&T Exploration Co., Ltd. (“Hollysys S&T”), a established Chinese domestic enterprise which took up 74.11% ownership of Beijing Hollysys; (ii) Beijing He Li Tong S&T Exploration Co., Ltd. (“BJHLT”), a established wholly foreign owned enterprise in China which took up 100% ownership of Hollysys S&T; (iii) World Hope Enterprises Limited, a established Hong Kong company which took up 100% ownership of BJHLT; (iv) Clear Mind Limited, a established BVI company which took up 100% ownership of World Hope Enterprises Limited, and Clear Mind Limited is 100% owned by GTH.  Through this series of ownership arrangement,  Hollysys obtained the 74.11% legal ownership of Beijing Hollysys instead of through consignment agreements. However, there can be no assurance that the PRC authorities will not, in future, challenge the appropriateness of the procedures completed in transferring the ownership of the PRC subsidiaries as the Company did not directly go through the procedures required by the “Regulation of Merger and Acquisition of PRC Enterprises by Foreign Investors”.

On November 19, 2007, Hollysys entered into a sale and purchase agreement with Fulbond Systems Pte Ltd (the “Fulbond Systems”), which is a Singapore based company and partially owned by Mr. Yau Kiam Fee, who was a member of Board of Directors of Hollysys prior to May 14, 2010, to acquire 100% interest of Fulbond Systems for a price of SGD$1,066,234 (equivalent to $744,596).  Pursuant to the sale and purchase agreement, the closing day of this acquisition was November 30, 2007 and after the ownership transfer, Fulbond System was renamed to HollySys (Asia Pacific) Pte Ltd.  The purchase price of $744,596 was paid in cash on December 11, 2007.  HAP becomes the wholly owned subsidiary of Hollysys and the operating result of HAP was included in the Hollysys’s consolidated financial statements with effective from December 1, 2007.  Hollysys acquired HAP and to establish the latter as an Asia Pacific headquarter to market its automation products within the region and other overseas countries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008, 2009 AND 2010

The Company hired a third party valuation service provider to provide a valuation report about the fair value of the assets acquired and liabilities assumed.  Based on that valuation report, the purchase price was allocated as follows:

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

On May 13, 2008, Hollysys S&T invested RMB 70 million (equivalent to $10,205,421) to establish HollySys Automation.

On October 6, 2008, Beijing Hollysys and the 30% non-controlling interest holder of Beijing Haotong Science & Technology Development Company Limited(“Haotong”) agreed to reduce paid-in capital of Haotong from RMB 10 million (equivalent to $1,464,579) to RMB 7 million (equivalent to $1,025,205). Haotong reduced the paid-in capital by paying RMB 3 million  (equivalent to $439,374) to the 30% minority interest holder. Upon completion of the reduction in capital, Haotong became a wholly owned subsidiary of Beijing HollySys. The Company’s effective equity interest in Haotong therefore increased from 51.88% to 74.11%.

On July 1, 2009, Hollysys S&T acquired 1.78% equity interest on Beijing Hollysys from the non-controlling interest holder, at a cash consideration of RMB 18 million (equivalent to $2,638,793). On January 1, 2010, Hollysys S&T acquired 24.11% equity interest on Beijing Hollysys from the non-controlling interest holder, by issuing 4,413,948 shares of common stock of the Company, with fair value of $53,011,515 and making cash payment of RMB 67.63 million (equivalent to $9,936,203). Upon  completion of the acquisition from non-controlling interests, the Company held 100% equity interest in Beijing Hollysys. As a result, Hangzhou Hollysys and Haotong also became the Company’s wholly owned subsidiaries.

According to ASC Topic 810-10 Consolidation, these non-controlling interests acquisitions were recognized as equity transactions, and the difference between the consideration paid and the carrying amount of the 1.78% and 24.11% equity interest in Beijing Hollysys amounted approximately to $1,414,108 and US$ 44,586,023  was recognized in additional paid in capital in July 2009 and January 2010 respectively.

On September 1, 2009, Beijing Hollysys acquired 51% equity interest of Beijing WoDe WeiYe Technology Limited (WoDeWeiYe”), which was principally engaged in intelligent electric meter business, at a cash consideration of RMB2 million (equivalent to $294,422), to further build up its foothold in subway automation sector. The identifiable net assets of acquiree was insignificant and a goodwill of $286,567, comprised the value of expected synergy arising from acquisition, was recognized and impaired during the year.  The total net cash paid in this acquisition was $279,120. The amounts of WoDeWeiYe’s revenue and earnings included in the Company’s consolidated statement of income for the year ended June 30, 2010, and the revenue and earnings of WoDeWeiYe had the acquisition date been July 1, 2008, or July 1, 2009, are insignificant to the Company’s result of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008, 2009 AND 2010

In February 2010, Hollysys re-organized the group structure of its PRC wholly owned subsidiaries (the “Group Re-organization”). GTH and Beijing Hollysys, each held 60% and 40% equity interest of Hangzhou Hollysys respectively, transferred the equity interest of 20% and 40% equity interest of  Hangzhou Hollysys, respectively to Hollysys S&T at cost on February 3, 2010.  As a result, GTH and Beijing S&T held 40% and 60% equity interest of Hangzhou, without any change in the effective interest held by the Company before and after the equity transfer.

Prior to the equity transfer, on February 1, 2010, the board of directors of Hangzhou Hollysys approved the resolution of dividend declaration amounted to RMB 513.27 million (equivalent to $75.25 million), on a one-off basis, , among which RMB 205.31 million(equivalent to $30.10 million) was distributable to Beijing Hollysys, and RMB 307.96 million (equivalent to $45.15 million) distributable to GTH.

Pursuant to PRC Enterprise Income Tax Law, Hangzhou Hollysys, a foreign investment enterprise, is obligated to withhold income tax on dividends pay-out to GTH, a foreign enterprise and non-resident, for the earnings retained after January 1, 2008. Out of the total dividends of RMB 307.96 million (equivalent to $45.15 million) million distributable to GTH, RMB 210.24 million (equivalent to $30.82 million)  has been retained after January 1, 2008. As a result, Hangzhou Hollysys withhold RMB 21.04 million (equivalent to $3.08 million) income tax for the dividends distributable to GTH based on the tax rate of 10% in accordance to the tax treaty between the PRC and BVI.

Hangzhou Hollysys  is also obligated to withhold the income tax for the gain on disposal of equity interest. Pursuant to PRC Enterprise Income Tax Law, the consideration of equity transfer shall be adjusted to fair value for taxation purpose. The Company engaged a third party valuer, to value the equity interest of Hangzhou Hollysys as of February 3, 2010, the date of transfer. The fair value of the equity interest in Hangzhou was approximately $34.85 million.

As a result, Hangzhou Hollysys withholds RMB2.34 million (equivalent to $0.34 million) income tax for GTH in respect of the gain on disposal of equity interest based on the tax rate of 10% in accordance to the tax treaty between the PRC and BVI. Beijing Hollysys accrued RMB7.02 million (equivalent to $1.03 million) income tax in respect of the gain on disposal of equity interest based on Beijing Hollysys’ applicable enterprise income tax rate.

On June 4, 2010, Hollysys S&T invested RMB 10 million (equivalent to $1,464,536) to establish a wholly owned subsidiary, Beijing Hollysys Electronics Technology Co., Ltd. (“Hollysys Electronics”), to engage in automation equipment manufacturing and assembly.

On June 4, 2010, Hollysys S&T invested RMB 5.10 million (equivalent to $746,913) to establish a subsidiary, Beijing Hollycon Med. & Tech. Co., Ltd. (“Hollycon”), to engage in medical automation equipment business.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008, 2009 AND 2010

As of June 30, 2010, details of the Company’s subsidiaries are as follows:

Name of company	Place of incorporation	Date of incorporation	Percentage of ownership interest attributable to the Company		Principal activities
			Directly	Indirectly

GTH	BVI	September 21, 2005	100%	-	Investment holding

HollySys (Asia Pacific) Pte. Limited (“HAP”)	Singapore	October 23, 1997	100%	-	Sale of integrated automation products

Clear Mind Limited	BVI	November 29, 2007	-	100%	Investment holding

World Hope Enterprises Limited	Hong Kong	September 17, 2007	-	100%	Investment holding

BJHLT	People’s Republic of China (“PRC”)	January 25, 2008	-	100%	Investment holding

Hollysys S&T”	PRC	December 17, 2007	-	100%	Investment holding

Hollysys Automation	PRC	May 13, 2008	-	100%	Manufacture and sale of integrated automation products

Hangzhou HollySys	PRC	September 24, 2003	-	100%	Provision of integrated industrial automation products and services

Hollysys Electronics	PRC	June 4, 2010	-	100%	Manufacture and sale of automation equipment

Hollycon	PRC	June 4, 2010	-	51%	Manufacture and sale of medical automation equipment

Beijing HollySys	PRC	September 25, 1996	-	100%	Provision of integrated automation systems and services

Haotong	PRC	October 26, 2000	-	100%	Dormant

WoDeWeiYe	PRC	December 31, 1997	-	51%	Manufacture and sale of electric components

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008, 2009 AND 2010

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

The Company achieved the pre-determined after tax profit during the 12-month periods ending December 31, 2007 and 2008, as a result, 2 million shares for each year had been issued to the stockholders of GTH and their designees. In June 2009, the Company has cancelled the Future Annual Incentive Share Plan for the remaining terms of 12-month periods ending December 31, 2009, 2010 and 2011. Further details have been set out in note 13 to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008, 2009 AND 2010

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

Reorganization of GTH prior to the completion of Share Transfer Transaction

In order to effect the Share Exchange Transaction, the Stock Purchase Agreement entered into between Chardan and GTH on February 2, 2006, which was amended on March 25, 2006, June 5, 2006, December 20, 2006, and February 9, 2007, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008, 2009 AND 2010

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008, 2009 AND 2010

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008, 2009 AND 2010

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

Non-controlling interest

Effective July 1, 2009 the Company adopted an authoritative pronouncement issued by the Financial Accounting Standards Board (the “FASB”) regarding non-controlling interests in consolidated financial statements. The pronouncement requires non-controlling interests to be separately presented as a component of equity in the consolidated financial statements. The presentation regarding non-controlling interest was retroactively applied for all the presented periods.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008, 2009 AND 2010

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

In accordance with Accounting Standards Codification (“ASC”) 605-305 Revenue Recognition - Construction-Type and Production-Type Contracts recognition is based on an estimate of the income earned to date, less income recognized in earlier periods.  Estimates of the degree of completion are based on the costs incurred to date comparing to the expected total costs for the contracts.  Revisions in the estimated profits are made in the period in which the circumstances requiring the revision become known.  Provisions, if any, are made currently for anticipated loss on the uncompleted contracts.  Revenue in excess of billings on the contracts is recorded as costs and estimated earnings in excess of billings.  Billings in excess of revenues recognized on the contracts are recorded as deferred revenue until the above revenue recognition criteria are met.  Billings are rendered based on agreed milestones included in the contracts with customers.  There are different milestones among the contracts the Company has won.  In general, there are four milestones: 1) system manufacturing, 2) system delivery, 3) installation, trial-run, and customer acceptance, and 4) expiration of a warranty period.  The amount to be billed when each of the specified milestones is reached has been specified in a contract.  All contracts have the first milestone, but not all contracts have a prepayment.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008, 2009 AND 2010

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

As of June 30, 2009 and 2010, balance of $6,772,812 and $7,065,816 were related to contracts which have been completed but are still within the warranty period respectively.

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

Based on the information available to management, the Company believes that its allowance for doubtful accounts as of June 30, 2009 and 2010 were adequate, respectively.

The allowance for doubtful debts for the years ended June 30, 2008, 2009 and 2010 were $3,439,486, $1,145,770, and $2,790,078 respectively.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are stated net of accumulated depreciation.  Depreciation expense is determined using the straight-line method over the estimated useful lives of the assets as follows:

Land use right	49 years
Buildings	30 years
Machinery	5 - 10 years
Software	5 years
Vehicles and other equipment	5 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008, 2009 AND 2010

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008, 2009 AND 2010

Maintenance and repairs are charged directly to expense as incurred, whereas betterment and renewals are capitalized in their respective property accounts.  When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized for the reporting period.

Impairment of Long-Lived Assets

The Company adopts the provisions of ASC Topic 360 Property, Plant and Equipment, which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets.  Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.  Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

The impairment loss on  long-lived assets for the years ended June 30, 2008, 2009 and 2010 were nil, nil, and $715,246 respectively, which represented impairment loss on property, plant and equipment.

Shipping and Handling Cost

All shipping and handling fees charged to customers are included in net revenue, and shipping and handling costs for goods shipped by the Company to customers are included in cost of integrated contract and/or cost of goods sold.

Goodwill and Impairment Test

Goodwill resulting from an acquisition is measured at the excess of the cost of the business combination over the fair value of the assets acquired and liabilities assumed.  Goodwill will not be amortized, instead be tested for impairment at least annually as prescribed by ASC Topic 350 Intangibles -  Goodwill and Other.  If the fair value is less than its carrying value, an indication of goodwill impairment exists, then the carrying value of goodwill is written down, and an impairment loss is recognized for any excess of the carrying amount over the implied fair value of the goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. For the year ended June 30, 2008, 2009 and 2010, there was an impairment loss of $99,439, nil, and $286,610 respectively. The carrying value of goodwill was written down to $0 as of June 30, 2009 and 2010.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740 Income Taxes, which requires an entity to recognize deferred tax liabilities and assets.  Deferred tax assets and liabilities are recognized for the future tax consequence attributable to the difference between the tax bases of assets and liabilities and their reported amounts in the financial statements.  Deferred tax assets and liabilities are measured using the enacted tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

The Company adopted the “Accounting for Uncertainty in Income Taxes” which included in ASC Topic 740 Income Taxes. It clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. The Company’s policy on classification of all interest and penalties related to unrecognized tax benefits, if any, as a component of income tax provisions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008, 2009 AND 2010

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

VAT Refunds and Government Subsidies

Pursuant to the laws and regulations of the PRC, the Company remits 17% of its sales as VAT to the government, and then is entitled to a refund of the 14% VAT levied on all sales containing our internally developed software products. The Company recognizes the VAT refunds upon the completion of government approval process. Certain subsidiaries of the Company located in PRC have, respectively, received certain government subsidies from local PRC government agencies.  Government subsidies are recognized when received and the conditions prescribed by the government have been fulfilled. VAT refunds and government subsidies are included as a credit in the operating expense in the consolidated statement of income, which is largely research and development tax credit in essence.

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

Comprehensive Income

The Company adopted ASC Topic 220 Comprehensive Income, which establishes standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements.  Accumulated other comprehensive income represents foreign currency translation adjustments and is included in the consolidated statement of income and comprehensive income.

Long Term Investments

The Company accounted for its long-term investments under either equity method or cost method in accordance with equity interest holding percentage. The investments in entities over which the Company has the ability to exercise significant influence are accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s Board of Directors and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008, 2009 AND 2010

Under the equity method, original investments are recorded at cost and adjusted by the Company's share of undistributed earnings or losses of these entities, by the amortization of any difference between the amount of the Company's investment and its share of the net assets of the investee, and by dividend distributions or subsequent investments. All unrealized inter-company profits and losses are eliminated under the equity method. When the estimated amount to be realized from the investments falls below its carrying value, an impairment charge is recognized in the consolidated statements of income when the decline in value is considered other than temporary.

The impairment loss on long term investments for the years ended June 30, 2008, 2009 and 2010 were nil, nil, and $152,732 respectively.

Earnings (Loss) Per Share

The Company presents earnings per share in accordance with the ASC Topic 260 Earnings Per Share, which defines that basic earnings (loss) per share include no dilution and are computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period whereas diluted earnings (loss) per share reflect the potential dilution of securities that could share in the earnings of an entity.

Share-based Compensation

The Company adopted ASC Topic 718 Compensation - Stock Compensation, which requires that share-based payment transactions with employees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period.

Fair Value Measurements

The Company has adopted ASC Topic 820  Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. It does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. Its establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable inputs, which may be used to measure fair value and include the following:

Level 1 -	Quoted prices in active markets for identical assets or liabilities.
Level 2 -
Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3-	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement.

Recent Accounting Pronouncements

In June 2009, the FASB issued “Accounting for Transfers of Financial Assets” included in ASC 860 Transfer and Servicing. This pronouncement is intended to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement in transferred financial assets. This pronouncement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. Earlier application is prohibited. This pronouncement must be applied to transfers occurring on or after the effective date. The Company does not expect the adoption of this pronouncement would have a significant effect on the Company’s financial position, result of operations and cash flow.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008, 2009 AND 2010

In June 2009, the FASB issued “Amendments to FASB Interpretation No. 46(R)”  included in ASC 810 Consolidation. This pronouncement seeks to improve financial reporting by enterprises involved with variable interest entities. This pronouncement is applicable for annual periods that begins after November 15, 2009 and interim periods therein and thereafter. The Company does not expect the adoption of this pronouncement would have a significant effect on the Company’s financial position, result of operations and cash flow.

In July 2009, the FASB issued ASU 2009-13 Revenue Recognition (Topic 605) Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”). This pronouncement was issued in response to practice concerns related to the accounting for revenue arrangements with multiple deliverables under existing pronouncement.  Although the new pronouncement retains the criteria from exiting pronouncement for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion under existing pronouncement that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting.  ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010. The Company is currently evaluating the potential impact on the adoption of ASU 2009-13 may have on the Company’s financial position, result of operations and cash flow.

In October 2009, the FASB issued ASU No. 2009-14 Software (Topic 985) Certain Revenue Arrangements That Include Software Elements (“ASU No.  209-14”). The pronouncement provides that products containing both software and non-software components that function together to deliver the product’s essential functionality are excluded from the scope of current revenue recognition guidance for software products. The pronouncement includes factors that entities should consider when determining whether the software and non-software components function together to deliver the product’s essential functionality. ASU No.  209-14 is effective for fiscal years beginning on or after June 15, 2010. The Company is currently evaluating the potential impact on the adoption of ASU 2009-14 may have on the Company’s financial position, result of operations and cash flow.

In January 2010, the FASB issued ASU No. 2010-02  Consolidation (Topic 810) Accounting and Reporting for Decreases in Ownership of a Subsidiary (“ASU No. 2010-02”). This pronouncement is an authoritative guidance to clarify the scope of accounting and reporting for decreases in ownership of a subsidiary.  The objective of this guidance is to address implementation issues related to changes in ownership provisions.  This guidance clarifies certain conditions, which need to apply to this guidance, and it also expands disclosure requirements for the deconsolidation of a subsidiary or derecognition of a group of assets. ASU No. 2010-02 is effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. The Company does not expect the adoption of ASU No. 2010-02 would have a significant effect on the Company’s financial position, result of operations and cash flow.

In January 2010, the FASB issued ASU No. 2010-06 Fair Value Measurements and Disclosures (Topic 820) Improving Disclosures about Fair Value Measurements (“ASU No. 2010-06”). This pronouncement is an authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than on a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU No. 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently evaluating the impact of ASU No. 2010-06 on the Company’s consolidated financial statements, but does not expect it to have a material impact.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008, 2009 AND 2010

NOTE 4 - INVENTORIES

Components of inventories are as follows:

	June 30,
	2009	2010

Raw materials	$8,048,588	$7,126,042
Work in progress	3,851,689	5,491,687
Finished goods	8,025,219	13,274,854
Low value consumables	25,914	55,294
Less: Provision	(1,114,140)	(2,393,546)

	$18,837,270	$23,554,331

NOTE 5 – COST AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS

	June 30,
	2009	2010

Contracts costs incurred plus estimated earnings	$311,865,312	$320,014,935
Less: Progress billings	(260,770,652)	(259,086,879)

Cost and estimated earnings in excess of billings, net	$51,094,660	$60,928,056

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT

A summary of property, plant and equipment at cost is as follows:

	June 30,
	2009	2010

Land use right	$7,238,446	$7,282,148
Buildings	13,520,841	13,608,227
Machinery	2,873,789	3,118,451
Software	797,327	1,206,719
Vehicles and other equipment	8,008,915	12,005,119
Construction in progress	23,343,595	39,329,699

	$55,782,913	$76,550,363

Less: Accumulated depreciation and amortization	(8,680,164)	(11,204,745)
	$47,102,749	$65,345,618

Construction in progress consists of capital expenditures and capitalized interest charges relating to the construction of facilities and assembly lines projects. Interest of nil, $206,595 and $1,102,772 during the period of construction for the years ended June 30, 2008, 2009 and 2010 respectively have been capitalized.

During the year ended June 30, 2009, the Company commenced the construction of a new facility with building area of about 150,000 square meters.  As of June 30, 2010, the construction in progress of the new facility was $39 million.   The Company completed this new facility and related construction project in August 2010, and the whole construction cost amounted to approximately $44 million including the cost of land use right of $5 million which had been acquired during the year ended June 30, 2008.

The depreciation and amortization for the years ended June 30, 2008, 2009 and 2010 were $1,817,657, $2,241,344  and $ 2,683,042 respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008, 2009 AND 2010

NOTE 7 - LONG-TERM INVESTMENTS

The following long-term investments were accounted for under either equity method or cost method.

June 30, 2009	Interest held	Long-term investment, at cost	Share of undistributed profits	Advance to investee company	Total

Equity Method
HollySys Information Technology Co., Ltd	49.00%	$3,012,508	$38,650	$649,423	$3,700,581
HollySys Electric Machinery Co., Ltd	40.00%	775,208	1,199,076	-	1,974,284
New Huake Electric Technology Co., Ltd	37.50%	219,558	(21,329)	-	198,229
China Techenergy Co., Ltd.	50.00%	6,586,747	(1,260,619)	43,152	5,369,280
IPE Biotechnology Co., Ltd	31.15%	1,756,466	(160,122)	-	1,596,344
		$12,350,487	$(204,344)	$692,575	$12,838,718

Cost Method
Beijing HollySys Equipment Technology Co., Ltd	20.00%	$58,549	$-	$-	$58,549
Zhongjijing Investment Consulting Co., Ltd	5.00%	439,116	-	-	439,116
Zhejiang Sanxing Technology Co., Ltd	10.00%	146,372	-	-	146,372
Zhejiang Sanxing Engineering Co., Ltd	6.00%	87,823	-	-	87,823
		$731,860	$-	$-	$731,860

		$13,082,347	$(204,344)	$692,575	$13,570,578

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008, 2009 AND 2010

June 30, 2010	Interest held	Long-term investment, at cost, less impairment	Share of undistributed profits	Advance to investee company	Total

Equity Method
HollySys Information Technology Co., Ltd	49.00%	$3,063,366	$371,738	$27	$3,435,131
HollySys Electric Machinery Co., Ltd	40.00%	779,888	1,571,979	-	2,351,867
New Huake Electric Technology Co., Ltd	37.50%	220,884	(153,428)	-	67,456
China Techenergy Co., Ltd.	50.00%	6,626,515	1,201,756	43,412	7,871,683
IPE Biotechnology Co., Ltd	31.15%	1,613,655	266,035	-	1,879,690
		$12,304,308	$3,258,080	$43,439	$15,605,827

Cost Method
Beijing HollySys Equipment Technology Co., Ltd	20.00%	58,902	-	-	58,902
Zhongjijing Investment Consulting Co., Ltd	5.00%	441,768	-	-	441,768
Zhejiang Sanxing Technology Co., Ltd	10.00%	147,256	-	-	147,256
Zhejiang Sanxing Engineering Co., Ltd	6.00%	88,354	-	-	88,354
Heilongjiang Ruixing Technology Co., Ltd	8.31%	1,006,052	-		1,006,052
		$1,742,332	$-	$-	$1,742,332

		$14,046,640	$3,258,080	$43,439	$17,348,159

In July 2008, the Company acquired 6% of equity interest of Zhejiang Sanxing Engineering Co., Ltd, and in October 2008, the Company acquired 10% of equity interest of Zhejiang Sanxing Technology Co., Ltd, The Company adopted cost method to account for investments in the two investee companies.

In May 2009, the Company made further capital injection of RMB 35 million (equivalent to $5,126,027) into China Techenergy Co., Ltd,. The injection was contributed by cash consideration of RMB 25 million (equivalent to $3,661,448) and re-investment of retained earnings of RMB 10 million (equivalent to $1,464,579). As the other equity interest owner also made the same amount of capital injection, the equity interest in China Techenergy Co., Ltd, remained 50% as of June 30, 2009 and 2010.

In November 2009, the Company acquired 8.31% equity interest on Heilongjiang Ruixing Technology Co., Ltd, and adopted cost method to account for the investment in this investee company.

NOTE 8 - WARRANTY LIABILITY

	June 30,
	2009	2010

Beginning balance	$2,051,397	$1,631,407
Expense accrued	522,640	949,111
Expense incurred	(951,048)	(674,939)
Exchange difference	8,418	11,075

	$1,631,407	$1,916,654

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008, 2009 AND 2010

NOTE 9 - SHORT-TERM BANK LOANS

On June 30, 2009 and 2010, the Company’s short-term bank borrowings consisted of revolving bank loans of $5,854,887 and $1,472,559 respectively from several banks.

As of June 30, 2009, the short-term borrowing of $5,854,887 is subject to an annual interest rate ranging from 5.31% to 7.20%, without any guarantee or pledge of assets.

As of June 30, 2010, the short-term borrowing of $1,472,559 is subject to an annual interest rate of 4.779%, without any guarantee or pledge of assets.

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

The notes interest charged for the years ended June 30, 2008, 2009 and 2010 were $824,370, nil, and nil respectively.  The amortization of discount on notes payable which charged to interest expenses were $2,420,064, nil, and nil for the years ended June 30, 2008, 2009 and 2010 respectively.

NOTE 11 - LONG TERM BONDS PAYABLE

In December 2007, Beijing Hollysys and three independent third parties entered into an agreement with the underwriters to issue a bond to institutional and public investors in PRC with an aggregate principal amount of RMB 305 million. Pursuant to the agreement, Beijing Hollysys issued a RMB 80 million (equivalent to $11.7 million) bond (the“Bond”) for the purpose of technology improvement and industrial implementation of certain technology. The Bond carries interest at a rate of 6.68% per annum, which is payable semiannually and will mature in December 2010. For the purpose of the Bond, Beijing Zhongguancun Science and Technology Guaranty Co., Ltd. has undertaken joint and several guarantee liabilities in full in favour of Beijing Hollysys. Concurrently, the China Development Bank has authorized its business department to undertake general guarantee liability in respect of the guarantee liabilities of Beijing Zhongguancun Science and Technology Guaranty Co., Ltd..

Bond issuing costs was RMB 1,254,054 (equivalent to $183,559).  Such issuing costs will be amortized during the three-year term of the bonds and any unamortized issuing cost is presented as long-term deferred expenses on the balance sheet.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008, 2009 AND 2010

For the year ended June 30, 2008, 2009, and 2010, bond interest of $378,575, $782,671 and $792,510 were charged to interest expenses, respectively.

NOTE 12 - LONG-TERM BANK LOANS

		June 30,
		2009	2010

RMB-denominated loan from Bank of China	(i)	5,123,026	-
RMB-denominated loan from Industrial and Commercial Bank of China	(ii)	36,593,041	36,813,972
		41,716,067	36,813,972

Less: Current portion		(5,123,026)	(1,472,559)

		$36,593,041	$35,341,413

(i)
The borrowing of $5,123,026 was effective from August 29, 2007 to August 28, 2009, with an annual interest of 6.48%. The borrowing is without any guarantee or pledge of assets. Such borrowing was due and settled on August 28, 2009.

(ii)
The borrowing of $36,813,972 is effective from March 31, 2009 to March 30, 2016, with an annual interest rate of 6.44%. The borrowing are pledged with the new facility in construction, with building area of about 150,000 square meters, amounted to $20,043,222 and $39,302,147 as of June 30, 2009 and 2010, respectively.

Scheduled principal payments for all outstanding borrowings on June 30, 2010 are as follows:

Year Ending June 30,
2011	$1,472,559
2012	5,153,956
2013	7,362,794
2014	7,362,794
2015 and onward	15,461,869

$36,813,972

For the years ended June 30, 2008, 2009, and 2010, loans interest including short-term and long-term bank loans of $1,342,407, $1,192,485 and $2,537,929 was incurred and $1,342,407, $985,890 and $1,435,157 was charged to interest expenses respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008, 2009 AND 2010

NOTE 13 – COMMON STOCK

As of September 20, 2007, the net assets of Chardan were $28,156,361 representing by the outstanding 7,000,000 shares of common stock, which were presented in the stockholders’ equity under the line item of recapitalization in connection with Share Exchange Transaction.

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

Therefore, the fair value of incentive stock compensation of $17 million and $17 million was recorded in the consolidated statement of income for the year ended June 30, 2008 and 2009. These incentives shares were issued on July 25, 2009.

On June 15, 2009, the Company agreed to immediately issue 4 million shares of common stock to the original shareholders of GTH and their designees for the cancellation of the Future Annual Incentive Share Plan for the 12-month periods ending December 31, 2009, 2010 and 2011. In accordance with ASC Topic 718 Compensation - Stock Compensation, the modification of the incentive stock compensation resulted in an incremental incentive stock compensation of $22 million which is charged to the consolidated statement of income for the year ended June 30, 2009. These incentives shares were issued on February 29, 2010.

On December 23, 2009, the Company entered into the Share Purchase Agreement with Unionway Resources Limited, to acquire 24.11% equity interest of Beijing Hollysys, by issuing 4,413,948 shares of common stock of the Company with fair value of $53,011,515 and making cash payment of RMB 67.63 million (equivalent to $9,936,203). The 4,413,948 shares of common stock of the Company were issued on March 16, 2010.

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

In April 2010, the UPO holders exercised 250,000 UPO at a cashless basis, and 92,567 shares of common stock were issued to the UPO holders on June 3, 2010. As of June 30, 2010, no UPO was outstanding.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008, 2009 AND 2010

A summary of the share option activity under the Plan is as follows:

	Options outstanding	Weighted average exercise price
Options outstanding at June 30, 2008	246,000	7.40

Options granted	450,000	2.24
Options exercised	-	-
Options cancelled/forfeited/expired	(15,000)	7.90

Options outstanding at June 30, 2009	681,000	3.98

Options granted	-	-
Options exercised	-	-
Options cancelled/forfeited/expired	-	-
Options outstanding at June 30, 2010	681,000	3.98

Options vested and exercisable
At June 30, 2009	185,500	5.34
At June 30, 2010	412,500	3.98

The following table summarizes information with respect to options outstanding at June 30, 2010:

	Options outstanding and exercisable
	Number outstanding	Weighted average remaining contractual life years	Weighted average fair value as of the grant date
Exercise price:
US$7.90	171,000	2.5	$2.34
US$5.85	60,000	2.9	2.21
US$2.24	450,000	8.6	2.31

Total	681,000	6.6	$2.31

The aggregate intrinsic value as of June 30, 2009 and 2010 is $1,602,000 and $3,425,910 respectively . No options have been exercised during the year ended June 30, 2008, 2009, and 2010.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model.

	Year Ended June 30,
	2008	2009	2010
Options granted (weighted average)
Average risk-free rate of return	2.77% - 3.24%	1.85%	-
Expected option life	3 years	6 years	-
Volatility rate	37% - 40%	116%	-
Dividend yield	-	-	-

Average risk-free rate of return for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Expected option life is derived from the simplified method in accordance to ASC Topic 718 Compensation - Stock Compensation as no historical exercise pattern could be studied for reference, Volatility rate is based on historical volatility of the Company’s stock. Dividend yield is estimated by the Company at zero for the expected option life.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008, 2009 AND 2010

The Company recorded share option compensation expense of $84,473, $319,026 and $524,076 for the year ended June 30, 2008, 2009 and 2010. As of June 30, 2009 and 2010, there were $1,182,841 and $658,765 of total unrecognized compensation expense related to non-vested share-based compensation arrangement under the Plan. The unrecognized compensation expense is expected to be recognized over a weighted-average vesting period of 1.3 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008, 2009 AND 2010

NOTE 15 - EMPLOYEE BENEFITS

The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in China.  The expense related to this plan was $3,136,409, $4,467,855 and $6,378,917 for the years ended June 30, 2008, 2009 and 2010, respectively.

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

Beijing Hollysys is registered in a high-tech zone located in Beijing and was deemed as a High-tech Enterprise by Beijing Commission of Science and Technology.  According to the preferential regulations specified by State Council, Beijing Hollysys had entitled to a favorable EIT rate of 15% from October 1, 2002 to December 31, 2007. During the calendar year ended December 31, 2008, Beijing Hollysys was certified as a High-tech Enterprise for three years commencing from January 1, 2008. Therefore, the EIT tax rate applicable to Beijing Hollysys is 15% for the calendar years ended December 31, 2008, 2009 and 2010.

Hangzhou Hollysys is registered as a foreign investment enterprise in China and was entitled to tax holidays of 100% exemption of income tax for two years followed by 50% exemption of income tax for the next three years since the first profitable calendar year ended December 31, 2004. During the calendar year ended December 31, 2006, Hangzhou Hollysys enjoyed preferential EIT rate of 16.5% (i.e. 15% of national income tax plus 1.5% local income tax) in accordance with relevant regulations regarding Hangzhou Hollysys located in a development zone recognized by the Ministry of Land and Resource in China. This preferential EIT rate benefit, together with the 50% exemption of income tax holiday, entitled Hangzhou Hollysys with applicable EIT rate of 8.25% for the calendar years ended December 31, 2006 and 2007. During the calendar year ended December 31, 2008, Hangzhou Hollysys was certified as a High-tech Enterprise and entitled to the preferential EIT rate of 15% for three years commencing from January 1, 2008. In addition, Hangzhou Hollysys was also certified as “Major Software Enterprises” for the calendar year ended December 31, 2008 and 2009 and is entitled to a concessionary tax rate of 10%. In accordance with the new EIT law, the EIT tax rate applicable to Hangzhou Hollysys for the calendar year ended December 31, 2008, 2009, and 2010 is therefore 10%, 10%, and 15%  respectively.

Hollysys Automation is registered in a high-tech zone located in Beijing and was deemed as a High-Tech Enterprise by Beijing Commission of Science and Technology. In addition, Hollysys Automation was certified as “Software Enterprises” for the calendar year ended December 31, 2009, and 2010,  and is entitled to tax holidays of 100% exemption of income tax for two years followed by 50% exemption of income tax for the next three years since the first profitable calendar year, which is expected to be the calendar year ended December 31, 2010. In accordance with the new EIT law, the EIT tax rate applicable to HollySys Automation for the calendar year ended December 31, 2008, 2009, and 2010 is therefore 25%, 25%, and 0%  respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008, 2009 AND 2010

For other PRC operating subsidiaries, the applicable tax rate is 25% starting from January 1, 2008.

Income tax expense, which is all incurred in the PRC, consists of:

	Year Ended June 30,
	2008	2009	2010

Current income tax expense	$2,798,920	$2,525,416	$8,540,774
Deferred income tax expense (benefit)	(1,706,443)	535,725	(877,341)

	$1,092,477	$3,061,141	$7,663,433

A reconciliation between the provisions for income taxes computed by applying the statutory tax rate in PRC of 25% for the fiscal years ended June 30, 2008, 2009, and 2010 for the income before income taxes and the actual provision for income taxes is as follows:

	Year Ended June 30,
	2008	2009	2010

Income (loss) before income taxes	$2,248,419	$(5,603,121)	$35,219,424

Expected income tax expense at statutory tax rate in PRC	562,104	(1,400,780)	8,804,856
Effect of different tax rate in various jurisdictions	141,756	32,590	15,555
Effect of preferential tax treatment	(4,237,165)	(4,004,659)	(10,813,294)
Effect of income for which no income tax is chargeable	(742,063)	(1,447,910)	(1,394,901)
Effect of additional deductible research and development expense	(346,788)	(770,383)	(197,472)
Effect of non-deductible expenses	5,694,332	10,585,029	883,415
Under/(over) provision of income tax in previous years	(348,399)	(34,818)	(86,171)
Change in valuation allowance	348,936	113,096	63,397
Effect of deemed profit arisen in re-ogranization	-	-	2,573,061
Withholding tax on capital repayment	-	-	7,705,250
Others	19,764	(11,024)	109,737

Effective income tax expense	$1,092,477	$3,061,141	$7,663,433

Had the all above tax holidays and concessions not been available, the tax charge would have been higher by $4,237,165, $4,004,659 and $10,813,294 and the basic net income per share would have been lower by, $0.11, $0.09 and $0.21 for the years ended June 30, 2008, 2009 and 2010 respectively, and diluted net income per share for the years ended June 30, 2008, 2009 and 2010 would have been lower by $0.11,  $0.09 and $0.21, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008, 2009 AND 2010

The temporary differences that have given rise to the deferred tax liabilities consist of the following:

	June 30,
	2009	2010
Deferred tax assets
Doubtful debt provision	$1,076,484	$1,449,386
Inventory provision	182,993	309,047
Impairment on long-term assets	-	129,955
Deferred revenue	1,151,302	1,804,203
Warranty provision	247,981	285,800
Recognition of intangible assets	719,996	628,215
Accrued payroll	227,896	406,988
Net operating loss carry forward	524,234	519,683

	4,130,886	5,533,277

Less: Valuation allowances	(462,032)	(519,683)

	$3,668,854	$5,013,594

Deferred tax liabilities
Cost and estimated earnings in excess of billings	$(2,919,511)	$(3,379,237)

Deferred tax assets, net	$749,343	1,634,357

Deferred tax assets - current	$319,737	$956,969
Deferred tax assets – non-current	706,943	677,388
Deferred tax liabilities – current	(277,337)	-

	$749,343	$1,634,357

The Company operates through the PRC subsidiaries and the valuation allowance is considered on each individual basis. Where a valuation allowance was not recorded, the Company expects to generate sufficient taxable income in the future.

Under the New EIT Law and the implementation rules, profits of the PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to foreign holding company are subject to a withholding tax at a rate of 10% unless reduced by tax treaty. Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company of approximately $15,333,000 at June 30, 2010 are intended to be reinvested, and accordingly, no deferred taxation has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

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

In accordance with ASC Topic 704 Income Taxes, the Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008, 2009 AND 2010

Determining income tax provisions involves judgement on the future tax treatment of certain transactions. The Company performed a self-assessment and concluded that there was no significant uncertain tax position requiring recognition in its financial statements. The tax treatment of such transactions is reconsidered periodically to take into account all changes in tax legislations. Where the final tax outcome of these transactions is different from the amounts that were initially recorded, such difference will impact the income tax and deferred tax provisions in the year in which such determination is made.

 There were no material interest or penalties incurred for the years ended June 30, 2008, 2009 and 2010.

NOTE 17 – EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share attributable to Hollysys for the years indicated:

	Year Ended June 30,
	2008	2009	2010

Net income (loss) attributable to Hollysys- numerator
Basic and diluted	$(1,677,178)	$(13,851,064)	$25,704,538

Shares - denominator:
Weighted average ordinary shares
outstanding used in computing basic
net earnings (loss) per share attributable to Hollysys	37,658,437	44,950,833	51,243,667
Option
Effect of dilutive securities
Stock option	-	-	251,062
UPO	-	-	343,565
Weighted average ordinary shares
outstanding used in computing
diluted net earnings per share attributable to Hollysys	37,658,437	44,950,833	51,838,294

Net earnings (loss) per share attributable to Hollysys - basic	$(0.04)	$(0.31)	$0.50

Net earnings (loss) per share attributable to Hollysys - diluted	$(0.04)	$(0.31)	$0.50

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008, 2009 AND 2010

NOTE 18 - RELATED PARTY TRANSACTIONS

Related Party Relationships

Name of Related Parties		Relationship with the Company

HollySys Information Technology Co., Ltd.	6.	7.49% owned by Beijing HollySys
New Huake Electronic Technology Co., Ltd.	9.	10.37.5% owned by Beijing HollySys
ChinaTechenergy Co., Ltd.	12.	13.50％owned by Beijing HollySys
HollySys Electric Tech Co., Ltd.	15.	16.40% owned by Beijing HollySys
HollySys Equipment Technology Co., Ltd.	18.	19.20% owned by Beijing HollySys
Zhejiang Sanxing Technology Co., Ltd	21.	22.10% owned by Hangzhou HollySys

Due from Related Parties
	June 30,
	2009	2010

HollySys Information Technology Co., Ltd.	$618,785	$998,113
China Techenergy Co., Ltd.	6,562,318	9,749,715
HollySys Electric Tech Co., Ltd.	13,857	9,234
HollySys Equipment Technology Co. Ltd.	8,098	4,565
Zhejiang Sanxing Technology Co., Ltd.	-	3,201

	$7,203,058	$10,764,828

The Company’s management believed that the collection of amounts due from related parties were reasonably assured and accordingly, no provision had been made for these balances of due from related parties.

Due to Related Parties
	June 30,
	2009	2010

HollySys Information Technology Co., Ltd	827,573	1,853,162
New Huake Electronic Technology Co., Ltd.	35,142	73,191
HollySys Equipment Technology Co. Ltd.	1,978	1,696
China Techenergy Co., Ltd	588,383	673,966
HollySys Electric Tech Co., Ltd	11,607	8,584

	$1,464,683	$2,610,599

Purchases and Sales with Related Parties

Purchases
	Year Ended June 30,
	2008	2009	2010

HollySys Electric Tech Co., Ltd.	$71,019	$24,709	$41,757
China Techenergy Co., Ltd.	1,075,530	1,531,058	70,368
HollySys Information Technology Co., Ltd.	1,630,574	728,897	4,857,416
New Huake Electronic Technology Co., Ltd.	842,824	431,693	493,203

	$3,619,947	$2,716,357	$5,462,744

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008, 2009 AND 2010

Lease Expenses
	Year Ended June 30,
	2008	2009	2010

HollySys Information Technology Co., Ltd.	$731	$-	$32,069

	$731	$-	$32,069

Sales
	Year Ended June 30,
	2008	2009	2010

HollySys Electric Tech Co., Ltd.	$4,995	$13,865	$11,038
China Techenergy Co., Ltd.	1,535,446	5,721,797	4,189,366
HollySys Information Technology Co., Ltd	37,496	920,333	2,184,844
Zhejiang Sanxing Technology Co., Ltd.	-	-	8,337
Beijing HollySys Equipment Technology Co., Ltd	-	30,794	1,385

	$1,577,937	$6,686,789	$6,394,970

Lease Income
	Year Ended June 30,
	2008	2009	2010

China Techenergy Co., Ltd.	$77,583	$27,835	$-
HollySys Information Technology Co., Ltd.	52,832	-	-
HollySys Equipment Technology Co., Ltd.	2,974	3,351	-

	$133,389	$31,186	$-

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

Acquisition of HAP from a Related Party

On November 19, 2007, Hollysys entered into a Stock Purchase Agreement with Fulbond Systems Pte Ltd, which is a Singapore based company and partially owned by Mr. Yau Kiam Fee, who was a member of Board of Directors of Hollysys prior to May 14, 2010, to acquire 100% interest of Fulbond Systems for a total consideration of SGD$1,066,234 (equivalent to $744,596). After the ownership transfer, Fulbond System changed its name to HollySys (Asia Pacific) Pte Ltd. The purchase price of $744,596 was paid in cash on December 11, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008, 2009 AND 2010

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

Most of the Company’s customers are located in the PRC. The Company had no customer that individually comprised 10% or more of revenue for the years ended June 30, 2008, 2009 and 2010.

The Company has no customer that individually comprised 10% or more of the outstanding balance as of June 30, 2009 and 2010.

NOTE 20 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash and cash equivalents, contract commitment deposit in banks, accounts receivable, other receivables, amount due to or from related parties, accounts payable and accrued liabilities are reasonable estimates of their fair value because of the short maturity of these items. The carrying amount of the Company’s long term debts approximates at their fair value due to the interest rates on the debts approximating at current rates.

NOTE 21 - COMMITMENT

The Company leases premises under various operating leases.  Rental expenses under operating leases included in the consolidated statement of income were $545,796, $1,105,473, and $1,002,666 for the years ended June 30, 2008, 2009 and 2010, respectively.

At June 30, 2010, the Company was obligated under operating leases requiring minimum rentals as follows:

Years Ending June 30,

2011	$351,836
2012	119,050
2013	63,225

Total minimum lease payments	$534,111

Other than the details set out in the note 6 to the consolidated financial statements, there was no significant capital commitment as of June 30, 2010.

NOTE 22 - SUBSEQUENT EVENTS

On July 8, 2010, the Company entered into an agreement to transfer 29% equity interest in HollySys Information Technology Co. Ltd. (“Hollysys Information”) to its major equity owner, at a cash consideration of RMB 23,377,700 (approximately equivalent to $3,427,162). As a result, the Company owns 20% equity interest of Hollysys Information upon the completion of the  transfer.

On July 8, 2010, the Company entered into an agreement with HollySys Information to purchase the fourth and fifth floors of the Company’s office building, located in Xisanqi, Beijing, PRC which were formerly injected to Hollysys Information as initial investment from Hollysys, at a cash consideration of RMB 23,353,900 (approximately equivalent to $3,423,673).