Form 20-F
period 2011-06-30
Hollysys Automation Technologies, Ltd.
filed 2011-09-21
CIK 1357450

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2011

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report (June 30, 2011): [54,692,129] ordinary shares.

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

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

ANNUAL REPORT ON FORM 20-F
FOR THE FISCAL YEAR ENDED JUNE 30, 2011

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

•
“Concord” are references to a Singapore Group, including Concord Corporation Pte. Ltd., and Concord Electrical Pte. Ltd., and their subsidiaries Concord Electrical Sdn. Bhd. and Concord Corporation Pte. Ltd, Dubai Branch;

•	“Exchange Act” are references to the Securities Exchange Act of 1934, as amended;

•	“Gifted Time” are references to Gifted Time Holdings Limited, a BVI company;

•	“Hangzhou Hollysys” are references to Hangzhou Hollysys Automation Co., Ltd.;

•
“Hollysys” “we,” “us,” or “our,” and the “Company,” are references to the combined business of Hollysys Automation Technologies Ltd., a BVI company, and its consolidated subsidiaries, Singapore Hollysys, Gifted Time, Clear Mind, World Hope, Beijing Helitong, Beijing Hollysys S&T, Hangzhou Hollysys, Hollysys Automation, Beijing Hollysys, Beijing Hollysys Electronics, Beijing Hollycon, Beijing Haotong, Beijing WoDeWeiye, Xi’an Hollysys and Hollysys Investments ;

•	“Hollysys Automation” are references to Beijing Hollysys Automation & Drive Co., Ltd.;

•	“HollysysInvestments” are references to Hollysys (Beijing) Investments Co., Ltd.;

•	“RMB,” are references to Renminbi, the legal currency of China and “U.S. dollars,” “$” and “US$” are to the legal currency of the United States;

•	“Securities Act,” are references to the Securities Act of 1933, as amended;

•	“Singapore Hollysys” are references to Hollysys (Asia Pacific) Pte. Limited, a Singapore company;

•	“World Hope” are references to World Hope Enterprises Limited, a Hong Kong company; and

•	“Xi’an Hollysys” are references to Xi’an Hollysys Co., Ltd.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements and information relating to us that are based on the current beliefs, expectations, assumptions, estimates and projections of our management regarding our company and industry.  When used in this annual report, the words “may”, “will”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements.  These statements reflect management's current view of us concerning future events and are subject to certain risks, uncertainties and assumptions, including among many others: our potential inability to achieve similar growth in future periods as we did historically, a decrease in the availability of our raw materials, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to China’s legal system and economic, political and social events in China, the volatility of the securities markets, and other risks and uncertainties which are generally set forth under the heading, “Key information — Risk Factors” and elsewhere in this annual report.  Should any of these risks or uncertainties materialize, or should the underlying assumptions about our business and the commercial markets in which we operate prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in this annual report.

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

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.  Selected Consolidated Financial Data

The following table presents selected financial data regarding our business.  It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5, “Operating and Financial Review and Prospects.”  The selected consolidated statement of operations data for the fiscal years ended June 30, 2009, 2010 and 2011 and the consolidated balance sheet data as of June 30, 2010 and 2011 have been derived from the audited consolidated financial statements of Hollysys that are included in this annual report beginning on page F-1.  The selected statement of operations data for the fiscal years ended June 30, 2007 and 2008, and balance sheet data as of June 30, 2007, 2008 and 2009 have been derived from our audited financial statements that are not included in this annual report.

The audited consolidated financial statements for the years ended June 30, 2009, 2010 and 2011 are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.  The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes of Hollysys contained elsewhere herein.  The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

	Years Ended June 30,
	2007	2008	2009	2010	2011
Statement of Operations Data
Revenue	101,885,486	121,498,752	157,502,067	174,089,196	262,841,886
Operating income (loss)	25,711,773	5,844,538	(5,550,479)	32,547,400	44,690,766
Income before income taxes	18,646,368	2,248,419	(5,603,121)	35,219,424	47,909,081
Income (loss)(1) attributable to Hollysys	13,084,751	(1,677,178)	(13,851,064)	25,704,538	41,469,998
Add: Amortization of discount and interest on notes payable related to bridge loan	6,401,975	3,244,434	-	-	-
Stock-based compensation cost for incentive shares	-	17,000,000	39,240,000	-	95,338
Stock-based compensation cost for options	-	84,473	319,026	524,076	456,628
Non-GAAP net income attributable to Hollysys	19,486,726	18,651,729	25,707,962	26,228,614	42,021,964
Weighted average ordinary shares	22,200,000	37,658,437	44,950,883	51,243,667	54,564,842
Weighted average number of diluted ordinary shares	22,883,836	37,658,437	44,950,883	51,838,294	54,949,280
Basic earnings per share(1)	0.59	(0.04)	(0.31)	0.50	0.76
Diluted earnings per share(1)	0.57	(0.04)	(0.31)	0.50	0.75
Non-GAAP basic earnings per share	0.88	0.50	0.57	0.51	0.77
Non-GAAP diluted earnings per share	0.85	0.48	0.51	0.51	0.76
Cash dividends declared per share	0.03	-	-	-	-

Balance Sheet Data
Total current assets	128,404,729	214,320,514	283,971,473	301,359,086	362,411,956
Total assets	154,930,570	252,734,095	345,443,522	384,730,251	458,583,944
Total current liabilities	101,419,000	71,028,772	101,121,574	135,917,248	161,038,804
Total liabilities	104,703,288	87,794,820	149,424,388	171,258,661	192,715,669
Non-controlling interest	13,200,169	17,645,377	22,479,241	774,865	810,618
Stockholders’ equity	37,027,113	147,293,898	173,539,893	212,696,725	265,057,657

(1) We have no discontinued operations.  Therefore net income and net income per share have been provided in lieu of income from continuing operations and income (loss) from continuing operations per share.

In evaluating our results, the non-GAAP measures of “Non-GAAP G&A Expenses”, “Non-GAAP Income (loss) from Operations”, and “Non-GAAP Net income (loss) and Earnings (loss) per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures are useful to investors, as they exclude amortization of discount and interest on notes payable related to the bridge loan and stock-based compensation costs.  The amortization of discount and interest on notes payable related to bridge loan is non-recurrent and non-operation-related in nature. The stock-based compensation is calculated based on the number of shares granted and the stock price as of the grant date. It will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of Hollysys, it has been a common practice for investors and analysts to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

	Years ended June 30,
	2007	2008	2009	2010	2011
G&A Expenses	7,135,221	26,588,771	48,981,078	13,914,091	16,671,448
Minus: Stock-based compensation cost for incentive shares	-	17,000,000	39,240,000	-	95,338
Minus: Stock-based compensation cost for options	-	84,473	319,026	524,076	456,628
Non-GAAP G&A Expenses	7,135,221	9,504,298	9,422,052	13,390,015	16,119,482

Net income (loss) attributable to Hollysys	13,084,751	(1,677,178)	(13,851,064)	25,704,538	41,469,998
Add: Amortization of discount and interest on notes payable related to bridge loan	6,401,975	3,244,434	-	-	-
Add: Stock-based compensation cost for incentive shares	-	17,000,000	39,240,000	-	95,338
Add: Stock-based compensation cost for options	-	84,473	319,026	524,076	456,628
Non-GAAP net income attributable to Hollysys	19,486,726	18,651,729	25,707,962	26,228,614	42,021,964

Weighted average ordinary shares	22,200,000	37,658,437	44,950,883	51,243,667	54,564,842
Weighted average number of diluted ordinary shares	22,883,836	38,664,032	50,015,536	51,838,294	54,949,280
Non-GAAP basic earnings per share	0.88	0.50	0.57	0.51	0.77
Non-GAAP diluted earnings per share	0.85	0.48	0.51	0.51	0.76

Exchange Rate Information

A majority of our business is conducted in China. We use U.S. dollars as our reporting currency in our financial statements and in this annual report. Monetary assets and liabilities denominated in Renminbi are translated into U.S. dollars at the rates of exchange as of the balance sheet date; equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year as published by the Federal Reserve Bank of New York. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statement of changes in equity. Transactions and amounts in other parts of this annual report in Renminbi and other currencies are recorded at the rates of exchange prevailing when the transactions occurred. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, all transactions from Renminbi into U.S. dollars and from U.S. dollars to Renminbi in this annual report on Form 20-F were made at a rate of RMB 6.4716 to $1.00, as set forth by the Federal Reserve Bank of New York. We make no representation that any Renminbi, U.S. dollar or other currency amounts could have been, or could be, converted into the other stated currencies at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign-currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On September 16, 2011, the closing buying rate was RMB 6.3833 to $1.00, as set forth by the Federal Reserve Bank of New York.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report on Form 20-F or will use in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate
Period	Period End	Average	Low	High
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.4356	6.7503	6.7861
January 31, 2011	6.6017	6.5964	6.6364	6.5809
February 28, 2011	6.5713	6.5761	6.5965	6.5520
March 31, 2011	6.5483	6.5645	6.5743	6.5483
April 29, 2011	6.5317	6.5382	6.5477	6.5310
May 31, 2011	6.4786	6.4957	6.4786	6.5073
June 30, 2011	6.4635	6.4746	6.4628	6.4830
July 29, 2011	6.4360	6.4575	6.4360	6.4720
August 29, 2011	6.3860	6.4072	6.3818	6.4401

B.  Capitalization and Indebtedness

Not applicable.

C.  Reasons for the Offer and Use of Proceeds

Not applicable.

D.  Risk Factors

An investment in our capital stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision. If any of the following risks actually occurs, our business, prospects, financial condition or results of operations could suffer. In that case, the trading price of our capital stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

We will need to commit greater resources to new product and service development in order to stay competitive, and we may fail to offset the increased cost of such development with a sufficient increase in net sales or margins.

The success of our business depends in great measure on our ability to keep pace with, or even lead, changes that occur in our industry. Traditionally, the automation and control systems business was relatively stable and slow moving. Successive generations of products offered only marginal improvements in terms of functionality and reliability. However, the emergence of computers, computer networks and electronic components as key elements of the systems that we design and build has accelerated the pace of change in our industry. Where there was formerly as much as a decade or more between successive generations of automation systems, the time between generations is now as little as two to three years. Technological advances and the introduction of new products, new designs and new manufacturing techniques by our competitors could adversely affect our business unless we are able to respond with similar advances. To remain competitive, we must continue to incur significant costs in product development, equipment and facilities and to make capital investments. These costs may increase, resulting in greater fixed costs and operating expenses than we have incurred to date. As a result, we could be required to expend substantial funds for and commit significant resources to the following:

•	Research and development activities on existing and potential product solutions;
•	Additional engineering and other technical personnel;
•	Advanced design, production and test equipment;
•	Manufacturing services that meet changing customer needs;
•	Technological changes in manufacturing processes;
•	Expansion of manufacturing capacity; and
•	Acquiring technology through licensing and acquisitions.

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

We are engaged in the design, production and installation of automation and process control systems.  As a result, our revenues result from numerous individual contracts that, once completed, typically produce only a limited amount of ongoing revenues for maintenance and other services.  Furthermore, customers may change or delay or terminate orders for products without notice for any number of reasons unrelated to us, including lack of market acceptance for the products to be produced by the process our system was designed to control.  As a result, in order to maintain and expand our business, we must be able to replenish the orders in our pipeline on a continuous basis.  It is possible that some of our potential customers could choose the products of our competitors.  Should they do so, we would suffer a decline in revenues and profitability.

The success of our business depends, in part, on securing a steady stream of new customers.

Other than with our rail and nuclear plant customers, our average contract is worth approximately $150,000.  While some of those contracts are for upgrades and additions to existing control systems, most of them are for new installations.  In order for our business to continue to succeed and grow, we need to secure contracts with new customers on a regular basis.  We may not be successful in securing new contracts.

Although we do not have a concentration of business with any customer at this time, recently our business has become more dependent on a few significant customers.

We have developed significant customer relationships with the subway providers of several locals and the Ministry of Railways in respect of the high speed train system in China. We expect that these relationships will continue to grow, and we will win more contracts with them over time. We also are expanding into the business of control systems for nuclear plants which may develop into a significant customer base in the future. To the extent that these customer groups or specific customers with a group represent an increasing proportion of our business, we will become more dependent on them for our revenues and business growth. In that case, our cash flow also will become more dependent on those customers’ payment practices and overall public funding policies, including the lengthening of collection times under performed contracts. Therefore, the loss of one or more of these customers or market groups as customers would have a material adverse impact on our revenues and our business operations and development.

We have a substantial backlog of contracts.

To date, our backlong has been a reflection of our ability to sell our products and services and increase our business.  This represents an amount of unrealized revenue to be earned from contracts secured by the Company.   Backlong, however, can also reflect our ability to perform our contracts on a timely basis.  Therefore, when evaluating our backlog, analysis should be made of whether or not it is a reflection of an expanding business, improving marketing and increasing acceptance of our products and services in the marketplace.

A lack of adequate engineering resources could cause our business to lose profitability and potential business prospects.

Among the competitive advantages and key business advantages that we enjoy are the plentiful supply of engineering talent in China and the comparatively lower cost of our engineering staff compared to those of our Western and Japan-based competitors. Recently, however, our costs of these persons has been subject to increased wage pressures due to the economic growth of China and certain inflationary pressures and additional employment related taxation.   If the available supply of engineers were to be absorbed by competing demands, or otherwise not as plentiful as we have experienced to date, then the cost of hiring, training and retaining capable engineers would likely increase.  This could result in a reduction in our profitability and business prospects, or could even cause a change in our business strategy.

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

Our business is based on a number of proprietary products and systems, some of which are patented, others of which we protect as trade secrets. We strive to strengthen and differentiate our product portfolio by developing new and innovative products and product improvements. As a result, we believe that the protection of our intellectual property will become increasingly important to our business as the functionality of automation systems increases to meet customer demand and as we try to open new markets for our products. Implementation and enforcement of intellectual property-related laws in China has historically been lacking due primarily to ambiguities in PRC intellectual property law.  Accordingly, protection of intellectual property and proprietary rights in China may not be as effective as in the United States or other countries. Currently, we hold 88 PRC utility patents that relate to various product configurations and product components and 90 software copyrights and have 44 pending PRC patent applications. We will continue to rely on a combination of patents, trade secrets, trademarks and copyrights to provide protection in this regard, but this protection may be inadequate.

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

RISKS RELATING TO THE INDUSTRY IN WHICH WE OPERATE

Our plans for growth rely on an increasing emphasis on railroad, subway  and nuclear power sectors, and these sectors present fewer business opportunities, so we may not be successful in growing these new markets.

While the principal focus of our business until recently has been to provide Distributed Control Systems to industrial and manufacturing companies, our plans for growth include an increasing emphasis on railroad and subway control systems and nuclear power generation control systems.  These sectors generally present fewer business opportunities during a given period relative to the industrial and manufacturing sectors. However, the average size of the contracts in those sectors tends to be much larger, and as a result, the competition for such contracts is substantial. We may not be successful in entering these new markets and, if it is unable to do so, our revenues and profits may not be as robust as anticipated, resulting in a decreased value of our stock.

To the extent that we devote more of our marketing and business capacities to these customers, our revenues and business development will be more dependent on our being able to service their needs.  To the extent that the nuclear industry and high speed railway in China may experience slowed growth, we would expect that there would be a slowing of our expansion into these business areas.

Although China is committed to expanding its energy production with nuclear power and building a high speed railway network, both these industries have experienced various setbacks due to higher than expected accidents due to natural disasters and operational error.  To the extent that the government slows their development and expansion within these two industries on which we are becoming more reliant, we may experience a slowing of our business growth due the inability to win contracts or our ability to win contracts for smaller amounts than previously experienced and anticipated.  If we are unable to generate the revenues that we seek and we are unable to replace the revenues in our traditional markets or other new markets, then we will likely experience slower growth or possibly even a reduction in revenues.

To the extent that our business is more dependent on large contracts and contracts from a few customers, our revenues, cash flow and profits will be influenced by this type of contracting and the timely payment for our products and services.

As we develop our business with the entities responsible for building municipal subway systems  and railroads we will be entering into contracts for larger sized projects than in the past for significantly greater value.  Therefore, our revenues, cash flow and profit will become increasingly dependent on our ability to perform these contracts and collect the payments due on a timely basis.  As many of the entities that are contracting with us are governmental authorities or ministries, our contracting and collections will become subject to these entities being able to adequately budget and have the revenues to timely pay for our products and services.  To some extent, we may become subject to delays and reductions in scope of project due to changes in the policies, objectives and budgeting of any of the public entities which control the projects on which we are contracting.

At this time, contracting with the entities that provide the subway and rail systems for which we provide control systems is similar to contracting with the customers we have sold to in the past.  Therefore, our contracts are written on a similar basis as before, and we expect that we will be operating under these contracts and accounting for their revenues in a similar manner as before.

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

To date, we have conducted nearly all of our business within China and Southeast Asia.  However, we have plans to further penetrate international markets in the near future, emphasizing Southeast Asia and the Middle East.  Our expansion is likely to use substantial resources, including substantial amounts of capital and equity and deploy meaningful amounts of management time and attention.  Our products and our overall approach to the automation and controls system business may not be accepted in other markets to the extent needed to make that effort profitable.  In addition, the additional demands on our management from these activities may detract from our efforts in the domestic Chinese market and market of surrounding countries, causing the operating results in our principal markets to be adversely affected.

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

Our control systems are used in infrastructure projects such as subway systems, surface railways and nuclear plants; to the extent that our systems do not perform as designed, we could be found responsible for the damage resulting from that failure.

We face potential responsibility for the failure of our control systems in performing the various functions for which they are designed and the damages resulting from any such problem.  To the extent that we contract to provide control systems in larger scale projects, the level of damages for which we may be held responsible is likely to increase.  To the extent that any of our installed control systems do not perform as designed for their intended purposes, and we are held responsible for the consequences of those performance failures and resulting damages, there may be an adverse impact on our business, business reputation, revenues and profits.  To date, we do not believe any of our control systems have not performed as designed and no claims to any significant degree have been asserted against us based on a non-performance event.  Notwithstanding our record, no assurance can be given that no claims will be sought in the future based on the design and performance of our control systems.

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls positively attested to by our independent auditors.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the Company’s internal controls over financial reporting in their annual reports and the independent registered public accounting firm auditing a company’s financial statements to attest to and report on the operating effectiveness of such company’s internal controls.  Although our independent auditor has provided a positive attestation as of June 30, 2011, we can provide no assurance that we will comply with all of the requirements imposed thereby and we will receive a positive attestation from our independent auditors in the future.  In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements.

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

If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency, determines that CSRC approval of our initial merger was required or if other regulatory obligations are imposed upon us, we may incur sanctions, penalties or additional costs which would damage our business

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Regulations, which became effective on September 8, 2006. Under these regulations, the prior approval of the CSRC is required for the overseas listing of offshore special purpose vehicles that are directly or indirectly controlled by PRC companies or individuals and used for the purpose of listing PRC onshore interests on an overseas stock exchange.

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

We anticipate that the PRC will experience inflation in the near term, which may have an adverse effect on our cost of operations and profitability.

The PRC economy is experiencing  inflationary pressures in various ways due to a number of factors.  It is anticipated that all businesses within the PRC, including Hollysys, will experience increasing costs resulting from the pressure to increase wages, the imposition of new employment related taxation, the increase in interest rates, and the increase in the value of the Renmenbi, among other things.  If we are unable to increase the value of our contracts commensurate with increases in our operating expenses, we will experience a reduction in our profit margins.  If we raise our contract prices, we may not win the kind and amount of contracts that will permit us to operate profitably and grow our business.

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

Our manufacturing facility is located in China and virtually all of our assets are located in China.  We generate our sales revenue from customers located in China.  Our results of operations, financial state of affairs and future growth are, to a significant degree, subject to China’s economic, political and legal development and related uncertainties. Our operations and results could be materially affected by a number of factors, including, but not limited to

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

The implementation of the changes in the laws relating to PRC employment are likely to result in increased labor costs in China, which may hurt our business and profitability.

A new employment contract law became effective on January 1, 2008 in China.  It imposes more stringent requirements on employers in relation to entry into fixed-term employment contracts, recruitment of temporary employees and dismissal of employees.  In addition, under the newly promulgated Regulations on Paid Annual Leave for Employees, which also became effective on January 1, 2008, employees who have worked continuously for more than one year are entitled to paid vacation time ranging from 5 to 15 days, depending on the length of the employee’s service.  Employees who waive such vacation entitlements at the request of the employer will be compensated for three times their normal daily salaries for each vacation day so waived. On July 1. 2011, China promulgated the Social Insurance Law to unify pervious scattered laws relating to social insurance matters.  The new law clarifies that the social insurance system in China includes pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, all of which are mandatory benefits for employees of companies operating in China.  Employers are required to make contributions under these insurance schemes, which although local in rates, are overall expected to increase employee expense over time. As a result of the new laws and regulations, our labor costs have increased and we anticipate that there will be increases these and similar costs in the future. There is no assurance that disputes, work stoppages or strikes will not arise in the future over these and other matters.  Increases in the labor costs or future disputes with our employees could damage our business, financial condition or operating results.

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

We are a foreign private issuer and, as a result, we are not subject to certain of the requirements imposed upon U.S. domestic issuers by the SEC. For example, we are not required to issue quarterly reports or proxy statements.  Through the fiscal year ended June 30, 2011, we are allowed six months to file our annual report with the SEC and thereafter must file our annual report within four months of our fiscal year end.  We are not required to disclose certain detailed information regarding executive compensation that is required from U.S. domestic issuers.  Further, our directors and executive officers are not required to report equity holdings under Section 16 of the Securities Act.  As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors.  We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5.  Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, other U.S. domestic reporting companies.  We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer. Violations of these rules could affect our business, results of operations and financial condition.

We do not intend to pay dividends on our ordinary  shares for the foreseeable future.

We intend to retain any future earnings to fund the operation and expansion of our business and, therefore, we do not anticipate paying cash dividends on our ordinary shares in the foreseeable future.

You may have difficulty enforcing judgments obtained against us.

We are a BVI company and substantially all of our assets are located outside of the United States. Virtually all of our assets and a substantial portion of our current business operations are conducted in the PRC.  In addition, our directors and officers are nationals and residents of countries other than the United States. The assets of these persons are located mostly outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons.  It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.  In addition, there is uncertainty as to whether the courts of the British Virgin Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.  In addition, it is uncertain whether such British Virgin Islands or PRC courts would be competent to hear original actions brought in the BVI or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

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

We believe that we are not considered a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our tax year ended June 30, 2011.  However, each year we must make a separate determination as to whether we are a PFIC.  We cannot assure you that we will not be a PFIC for our tax year ending June 30, 2012 or any following tax year.  If a non-U.S. corporation either (i) at least 75% of its gross income is passive income for a tax year or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a tax year) is attributable to assets that produce or are held for the production of passive income, then the non-U.S. corporation will be deemed a PFIC.  The market value of our assets may be determined to a large extent by the market price of our ordinary shares, which is likely to fluctuate after this offering. Furthermore, how we spend as well as how quickly we spend the proceeds from the offering will affect the composition of our income and assets.  If we are treated as a PFIC for any tax year during which U.S. shareholders hold ordinary shares, certain adverse United States federal income tax consequences could apply to such U.S. holders.

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

A.  History and Development of the Company

We were established under the laws of the BVI on February 6, 2006, as HLS Systems International, Ltd., in order to merge with Chardan, a Delaware special purpose acquisition company, originally established on March 10, 2005, with the primary purpose of effecting a business combination with an unidentified operating business that has its primary operating facilities located in China, in any city or province north of Yangtze River. On September 20, 2007, we acquired all of the issued and outstanding ordinary shares of Gifted Time, a BVI company.  Simultaneously with the acquisition, Chardan merged with and into us, all of the common stock of Chardan was converted into our ordinary shares, on a one-to-one basis, and we assumed the then outstanding Chardan warrants.  As a result of the foregoing transactions, we acquired a controlling interest in Beijing Hollysys and Hangzhou Hollysys, and an indirect interest in their majority and minority owned subsidiaries, and the consolidated financial statements of Beijing Hollysys and Hangzhou Hollysys became our historical financial statements for accounting and reporting purposes.  On July 17, 2009, we changed our name to Hollysys Automation Technologies Ltd. to more accurately reflect our core value of leveraging proprietary technologies to provide state-of-the-art automation and control solutions for our clients.

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

On March 9, 2011, Beijing Hollysys invested RMB 10 million (approximately $1,520,751) to establish a subsidiary, Xi’an Hollysys Co., Ltd, which engages in the research and development business.

On  April 15, 2011, Beijing Hollysys S&T invested RMB 10 million (approximately $1,528,585) to establish a subsidiary, Hollysys (Beijing) Investment Co., Ltd., which engages in the investment management and consulting business.

Singapore Hollysys

On November 19, 2007, we entered into a sales and purchase agreement with Fulbond Systems Pte. Ltd., or Fulbond Systems, a Singapore based company partially owned by Mr. Kiam Fee Yau, an ex-director of ours, to acquire a 100% interest of Fulbond Systems for a price of SGD$1,066,234 (approximately $744,596).  Pursuant to the sales and purchase agreement, the closing day of this acquisition was November 30, 2007 and after the ownership transfer, we changed the name of Fulbond Systems to “Hollysys (Asia Pacific) Pte. Limited,” or Singapore Hollysys.  The purchase price was paid in cash on December 11, 2007.  As a result of the transaction, Singapore Hollysys becomes our wholly owned subsidiary and the operating results of Singapore Hollysys is included in our consolidated financial statements, effective from December 1, 2007.  We acquired Singapore Hollysys to serve as our Asia Pacific headquarters to market our automation products within the region as well as in other overseas countries.

On May 18, 2011, we entered into a stock purchase agreement with Concord Corporation Pte. Ltd., or Concord, a Singapore headquartered electrification related service provider to rail and industrials in South-East Asia and the Middle East, to acquire a 100% interest of Concord Corporation Pte. Ltd., Concord Electrical Pte. Ltd., and Concord Electrical Sdn. Bhd. incorporated in Malasia (Concord Group), for a combination of cash and stock valued at approximately $43.2 million . The cash portion of purchase price was paid in two equal installments of 20.75 million Singaporean dollars (approximately $16.9 million) each in May 2011 and July 2011 respectively. The deal was closed on July 1, 2011, and approximately one million ordinary shares of Hollysys with a value of approximately $9.4 million were issued in September 2011. As a result of the transaction, Concord and its related companies became our wholly owned subsidiaries and the operation results will be included in our consolidated financial statements, effective from July 1, 2011.

B.  Business Overview

We are a leading provider of automation and control technologies and applications in China that enable our diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, we have approximately 3,100 employees with nationwide presence in over 40 cities in China and   subsidiaries and offices in Singapore and the Middle East.  We serve over 2000 customers in the industrial, railway, subway and nuclear industries in China, and South-East Asia. Our proprietary technologies are applied in the industrial automation solution suite, including the Distributed Control System (DCS), Programmable Logic Controller (PLC), RMIS, HAMS, OTS, and other products, high-speed railway signaling system of the Train Control Center (TCC) and Automatic Train Protection (ATP), and other products for surface railway networks, subway supervisory and control platform (SCADA), and nuclear conventional island automation and control system.

We have historically focused our efforts in the area of DCS, which are networks of controllers, sensors, actuators and other devices that can be programmed to control outputs based on input conditions and/or algorithms, that are mainly used to control continuous manufacturing processes. Our DCS have been widely used in the industries involving continuous flow of material handling, such as power generation, petro-chemical, chemical, cement manufacturing, paper mills, and waste water recycling. We have also entered the PLC market, which is mainly used in discreet control applied to a wide array of industries. PLCs are usually integrated together into machines providing control at the machinery level. With more of our proprietary products introduced into the market and the behavioral change of customers’ purchasing practice, we gradually have changed our market and sales positioning from being a single DCS/PLC product provider, to being a total solution provider encompassing third-party hardware-centric products such as instrumentation and actuators, our proprietary DCS/PLC products, and valued-added software packages such as AMS (asset management system), MES (manufacturing execution system), APC (advanced process control system), OTS Simulation, RPO Control Optimization, and Remote Monitoring. The safety system, currently in development, is expected to be certified under European safety standards and will be introduced to the market in 2012, to further round out our proprietary product suite in the industrial automation segment.

We also branched out from the industrial automation domain into the subway and surface rail businesses, leveraging on our core competency and strong research and development capabilities, and have already established a leading position in the high-speed rail signaling market and subway SCADA (Surveillance Control and Data Acquisition) market. We also command a position in China’s nuclear automation and control market as the only proven local automation and control product provider to the conventional island of nuclear stations. Through our 50/50 joint venture with China Guangdong Nuclear Power Holdings Co., Ltd., China Techenergy Co., Ltd., we have access to all the nuclear reactors being contracted to our joint venture partner, which is currently holding roughly 60% of China’s nuclear market share.  We believe that our present leadership position in the high-growth segments is attributable to our vision, execution, and strong research and development capabilities.

We have a reputation in the industry for our comprehensive capabilities in the PRC domestic industrial automation market and have concentrated our focus on the development of this market.  We sell our products and services to, or carry out engineering projects for, national or multi-provincial companies with subsidiaries located across 30 provinces in China.  To date, we have served more than 2,000 industrial enterprise customers and have undertaken over 10,000 projects.  We believe that the quality of our systems is unsurpassed by local Chinese competitors and is comparable to high-end foreign suppliers of DCS and the history of our projects supports that view.  For example, after three years of review and analysis, BASF, a large multi-national company, has designated us as a potential qualified DCS vendor for the company, a distinction shared with large multinationals such as ABB and Emerson.

Our revenue increased from approximately $121.5 million in fiscal year 2008, to approximately $262.8 million in fiscal year 2011, representing a compounded annual growth rate (CAGR) of approximately 29% for the past three years.  During the same period, our non-GAAP net income increased by CAGR of 31%. These significant increases reflect our success in exploring new business areas and our increasing market penetration.  We continually seek to broaden our market reach by introducing new products and improving our profit margin through new business areas such as railway control systems and nuclear power plant control, while exploring international market to fulfill our mission of sustainable and high-growth.

Strategy

Our goal is to become one of the world's leading automation and control technology and product providers.  To meet this goal we plan to enhance the core competencies that have made us a leading domestic automation and control technology and application provider in China, the only Chinese company qualified to design and manufacture control systems for conventional island of nuclear power stations, and a leader in the industrial automation and in the high-speed rail and subway sectors. The principal elements of our core business strategies are as follows:

•
To further establish our leadership position as a dominant automation and control technology and application provider across all the addressable market segments –  We seek to  be a potential industry consolidator in China as a dominant leading provider of industrial automation and control technology and application for clients in various industries, by presenting ourselves as a more total solution provider and expanded sales force and network across the country.  We seek to further penetrate the high-speed rail and subway business with more proprietary products to enhance our leading position and market share. Since the majority of our customers operate in a wide range of industries, especially in the high-speed rail, subway, and nuclear sectors, we stand to be a prime beneficiary of China’s drive for environment protection, clean energy, lower carbon emission, national economic development model transformation from export oriented to domestic consumption oriented, and the rising labor cost due to demographic change in China. We plan to aggressively expand our business to fully exploit the anticipated growing demand for automation and control in areas favored by government policy and the macro trend, such as clean energy and other environmentally friendly industries, and infrastructure industries.  Our combination of patented technologies, strong research and development capabilities, ability to leverage strategic alliance to enter and penetrate new market segments, and a comprehensive understanding of the Chinese market should allow us to capitalize on these growth opportunities.

•
To continuously enhance our leadership position in technology – We have long been recognized as a pioneer in the development of industrial automation and control technology and applications in China.  We are continuously seeking ways to improve our existing product lines while being committed to the development of new applications, platforms, and products. In order to maintain our leadership in technology, we have devoted and will continue to devote significant resources to the research and development that is undertaken by a group of highly trained and skilled engineers.  We plan to concentrate our research and development resources on our addressable market related technologies and products, and international market, including the 5th generation of proprietary DCS platform, subway signaling system, safety system for industrial automation, and high-speed rail products to complement our existing high-speed product portfolio.

•
To actively explore and prepare for international market expansion– Management is pursuing a strategy for Hollysys to have meaningful revenue generated from the international market and to become one of the leading automation and control players in the world. We made significant progress in this business objective through the acquisition of the Concord Group, headquartered in Singapore, through which we obtained a well-established distribution channel and customer/partner base to cross-sell our products in the rail and industrial automation segments and a seasoned management team to form the core of our future international team. Because the Ministry of Railways of China employs its own administrative admission system to allow or disallow use  of products and entry of system providers to supply the China’s national rail industry, our high-speed rail signaling products that are currently deployed in China’s high-speed rail lines have not needed and have not European safety standard certification, which is a prerequisite for the rail market outside of China. To satisfy international requirements, we plan on redesigning the whole set of our signal systems, based wholly on our own proprietary technologies, with the goal of obtaining full certification  by European organizations for the SIL 4 certification (Safety Level IV). The signaling system set includes the onboard ATP (automatic train protection) system with SIL 4 certification for high-speed rail and subway that are used to protect the train from travelling at excessive speeds, the ground based TCC (train control center) with SIL 4 certification for ground safety control of trains, the CBI (computer based interlocking) system with SIL 4 certification for both high speed rail and subways, the ATS (automatic train supervision) system with SIL 2 certification for metro ATC systems, and  other auxiliary interfacing products. Based on our own technologies, we are able to customize our system platforms to meet every level of requirements from conventional rail signaling systems to the most state-of-the-art, high-speed rail applications, not only for the Chinese market but also for the international market. We already have our proprietary ATP and LEU (line side unit) certified under SIL4 standards. Our current schedule is that most of the platform will be certified by the calendar 2011 year-end, and ATP for metro systems with ATO (automatic train operation) will be certified by the end of calendar year 2012.

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

Industrial Automation: Our principal offering is a comprehensive suite of automation systems for a wide spectrum of industrial market clientele, ranging from petrochemical, thermal power industries, to cement production and paper making industries. Our comprehensive suite of automation solution consists of third-party hardware-centric products such as instrumentation and actuators, our proprietary software-centric DCS/PLC, and valued-added software packages such as AMS (asset management system), MES (manufacturing execution system), APC (advanced process control system), OTS Simulation, RPO Control Optimization, and Remote Monitoring. The safety system or emergency shut-down system, currently in development, is expected to be certified under European safety standards and be introduced to the market in 2012, to further round out our proprietary product suite in the industrial automation segment. The two mainstream products for this market segment are our DCS products and our PLC.  DCS are a network of controllers, sensors, actuators and other devices that can be programmed to control outputs based on input conditions through logic calculations. In an automated production line, sensors or so-called “instrumentations” are distributed across the production facility to monitor sub-systems like the robots, CNC machines, and logistic tools.  These sensors are like human eyes, which monitor the process, and detect any abnormal situations.  The information collected from those sensors is then transmitted to the DCS for centralized data processing through communication networks.  The central computer (brain) processes information and generates commands, based on sophisticated algorithmic and pre-set parameters.  These commands are then sent to actuators (muscles/bones) through communication devices to execute the orders and maintain production flow.  PLCs are small computer devices installed on machines or equipment, for example, on a factory assembly line, for manufacturing automation.

High-speed Rail:  Over the years, Hollysys has successfully scaled its automation application from industrial manufacturing to rail and subway industry, with proprietary product lines including, TCC (Train Control Center) and ATP (Automation Train Protection).  An ATP essentially acts as the train over-speed protection mechanism, which collects real-time information like speed limit ahead, train operation status, line data, instructions from train control center, then combines that information with the train parameters to produce train protection curves.  In case of any human errors, like driver’s negligence at the red light, it applies emergency brakes automatically.  TCCs are an on-ground control center at railway stations or equipment stations which monitors route condition, track status, train schedules, distance between trains, and the working status of other essential function devices, and then through logic calculation, generates control instructions and commands.  The command information from the TCC is then transmitted to the ATP located on the locomotives/trains, through track circuits and electronic beacons located at various points along the railway line, or wireless.

Nuclear Automation and Control:  As the only proven domestic automation control systems provider to the nuclear power industry in China, we provide our HOLLiAS NMS product to China’s nuclear power industry.    In a nuclear station, the nuclear island operates to transform nuclear energy to heat energy, and pass on the steam generated by the steam generator to the conventional island, where steam drives the turbine to generate the electricity, and pass on to the transformer for loading onto the grid.  Our HOLLiAS NMS proprietary control systems are now used in conventional islands for safety and operation control. The know-how was accumulated from our industrial DCS applications in high-end, conventional energy power plants, with much more sophisticated software and hardware specifications, and more stringent production and quality assurance process. Our nuclear joint venture China Techenergy Co., Ltd. has already successfully completed developing its proprietary nuclear island automation and control system, which is expected to be commercialized in 2012 or 2013, when the total automation and control for nuclear power stations will be fully localized for China.

Subway Automation:  We have provided our SCADA system to China’s subway market for many years, including the Beijing Subway, Shanghai Metro, Guangzhou Metro, and Shenzhen Metro.  SCADA is an open software platform to enable integrated and unified monitoring of all necessary sub-systems of the subway, including the Power Supervisory Control and Data Acquisition System, Building Automatic System, Fire Alarm System, Platform Screen Door System, Access Control System, Closed Circuit Television, Passenger Information System, Passenger Train Information System, and Alarm System.  Given the exponential growth in China’s subway market and the continued growth expected for the decades to come, Hollysys is developing its proprietary Subway Signaling System, based on its strong research and development capability and technical know-how of signaling application accumulated from high-speed rail. The current subway signaling market is predominantly occupied by multi-national corporations, such as Siemens.

We establish a project group for each potential customer, which has a team of systems engineers and managers to provide total integrated solutions to our customers to meet their specific requirements. Each project group is staffed with a dedicated team of sales engineers, technical engineers and project management professionals. The sales engineers and technical engineers work together to offer the best customized solutions as a result of their understanding of the customer’s detailed requirements through on-site studies. The technical engineers are responsible for hardware assembly, software configuration, testing and installation, commissioning and trial operation, and start-up and training; while the project management professionals oversee budgetary matters, coordinate the work force, ensure adequacy of resources and monitor progress and quality to ensure the timely completion of each project.  Our integrated solutions projects involve one or more of the following activities:

•
Solution planning – We provide our customers with strategic and tactical reviews of their current operations and future requirements.  We do much of this work before the customer awards the contract to assist the customer in developing an appropriate request for proposal and to improve Hollysys’ chances of winning the contract. The planning includes defining client business requirements, developing appropriate hardware and software, and selecting preferred technology.

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

 Currently, the vast majority of the global automation market is still controlled by a handful of multi-national companies, most of them with western roots. Our competition includes some very recognizable names: Honeywell (US); Siemens (Germany); Emerson (US); ABB (Sweden); Rockwell (US); Westinghouse (US); and Hitachi (Japan). The western roots of automation are not surprising, as that is also where industrialization began and progressed the farthest during the 19th and 20th centuries.  However, a new focus of the automation market is China, where the tremendous growth in industrialization is by now a very familiar story. Manufacturing jobs in the US and other western economies over the past two decades have steadily decreased, while China’s industrial base has expanded at the rate of 8.5% annually since 1991. China’s shift from a developing country to one of the world’s leading manufacturers of industrial equipment and consumer goods has created a substantial and growing demand for the automation systems that help to make those manufacturing processes more efficient, reliable and safe.

From 2000 to 2008, the global automation industry grew, as measured by revenue, by about 4.5%, according to a research report by J.P.Morgan. We believe China’s industrial automation growth rate is far greater than this world average growth rate, in which we see PLC enjoying a more healthy growth rate than DCS given its relative lower penetration rate and the rising cost of labor.  In the industrial side of our business, our current market share is 10.6%, which was measured by industrial customer brand name usage, from a third party report. To date, we have implemented over 8,000 projects, with over 2,000 customers.  The client base for this segment includes large state-owned enterprises, multi-national companies, and other domestic companies. Our main competitors in this field are global players such as ABB, Siemens, and Emerson, as well as Supcon from China.  We believe that the Hollysys brand recognition and market reputation and our strong research and development capabilities will enable us to enter and penetrate high-margin market segments currently dominated by foreign companies, and will ensure our revenue from this industrial market to grow at a rate continuously exceeding the industry average.

High-Speed Rail and Subway Market

Another promising end-market for Hollysys is the high-speed rail market in China, where we command a leading position in providing high-speed rail signaling systems to ensure the safety of passenger train movement. High-speed rail is a relatively new development in China.  The Ministry of Railways of China developed China national high-speed rail signaling technological standard, the China Train Control System, or the CTCS. Under the CTCS, the standard governing 200-250km/hour speed category is called C2, while C3 is governing the 300-350km/hour category.  These standards are different from the international standards propounded by European organizations or Japan. There are more than 8,000km of high-speed rail tracks in operation in China, with more than 17,000 km high-speed rail tracks in construction, according to the Ministry of Railways. The majority of operational high-speed lines are in 200-250km/hour, with only a few operational lines in 300-350km/hour, which include Beijing-Shanghai line, Wuhan-Guangzhou line, Zhengzhou-Xian line, Shanghai-Nanjing line, and Shanghai-Hangzhou line, of which the Zhengzhou-Xian line was supplied by Hollysys. We have also entered into contracts to provide signaling systems for another line in C3 category, the Guangzhou-Shenzhen line, which is under construction.

According to the official announcement from the Ministry of Railways, China is planning to have 45,000 kilometers of high-speed railways in operation by the end of 2015, with an estimated capital budget of approximately 2.8 trillion RMB, far increasing the current capacity of total high-speed railway kilometers of 11,345 kilometers operating in 16 countries around the world.  According to China’s Ministry of Railways, the China’s high-speed rail network will consist of artery lines and inter-city lines.   The artery lines are “the Four Horizontals and the Four Verticals” referring to their positions on the map of China.  The Four Vertical lines include the Beijing-Guangzhou line, Beijing–Shanghai line, Harbin-Dalian-Shenyang-Beijing line, and Shanghai-Hangzhou-Shenzhen line.  The Four Horizontal lines include the Lanzhou-Xian-Zhengzhou-Lianyungang line, Shanghai-Wuhan-Chongqing-Chengdu line, Hangzhou-Changsha-Kunming line, and Taiyuan-Shijiazhuang-Qingdao line.  The inter-city high-speed lines are mainly planned for economically well-developed regions with high densities of population, such as  Zhu Jiang River Delta (Guangzhou-Shenzhen region), Yangtze River Delta (Shanghai-Hangzhou region), and Beijing-Tianjin-Tangshan region.   As one of the three high-speed rail signaling products providers admitted by the Ministry of Railways in the C2 category, and one of the only two high-speed rail signaling products providers to the C3 segment, we believe that Hollysys is well positioned to benefit from this unprecedented, world leading high-speed railway build-out.

We also provide our proprietary software platform and solutions of SCADA to subway market. China subway market is expected to receive significant government investment due to urbanization and environmental concerns. According to China’s Ministry of Housing and Urban-Rural Development, the China subway market will grow from 776 kilometers in 2008 to 4,189 kilometers in 2015, with government estimated investment amounting to $129 billion in the period. Leveraging on our know-how from high-speed surface rail signaling technology and our well-recognized brand name, we are developing our proprietary signaling products for the subway market, and hoping to replace foreign platforms currently dominating the China’s subway signaling market. We believe it will present a better value positioning to our subway customers by bundling our proprietary subway SCADA system with our proprietary signaling system, when we will see our market share and margin expansion.

Nuclear Market

We are well-positioned to benefit from China’s nuclear build-out. At present, China’s nuclear power sector is relatively underdeveloped, with the vast majority of power generated by coal-fired power plants. There are currently 11 nuclear stations in operation, providing approximately 9 GW of power, in comparison to the total electricity-generating capacity in China of approximately 700 GW.  This represents approximately 1.3% of the total electricity generated by nuclear energy, lagging far behind the world average of 15% power generated from the nuclear energy, with France being the highest with 70% of its power generated from nuclear.

Driven by clean energy initiatives and China’s commitment of reducing its carbon emission by 45% per GDP unit by 2020, China’s installed nuclear power generating capacity is expected to reach 100 GW by 2020. Approximately, it is believed that one nuclear reactor generates 1GW electricity. During the fiscal year 2010, we formed a 50/50 joint venture, China Techenergy Co., Ltd., with China’s leading nuclear station operator, China Guangdong Nuclear Power Holdings Co., Ltd., to provide its proprietary non-safety automation and control products to the nuclear stations constructed by China Guangdong Nuclear Power Holdings Corporation.  We believe this strategic alliance position us to be the dominant nuclear automation system provider in China. China Guangdong Nuclear Power Holdings Co., Ltd. currently has approximately 60% of China’s nuclear market share.

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

Our backlog of contracts presents the amount of unrealized revenue to be earned from the contracts that we have won. Accordingly, any increase or decrease in new contracts won by us, or any change of scheduled delivery dates will have a future impact on our future revenue streams. In the event of a delay of delivery schedule, then the time of inspection, installation, trial run and customer acceptance will be delayed accordingly, all of which will affect our revenue recognition. If the delay of delivering the specified automation systems was a result of our inability to deliver the system on a timely basis, then we will be held responsible for this delay, in accordance with the terms specified in the respective integrated contracts.

Competition

We compete with various domestic and international corporations offering automation systems to the Chinese industrial automation market. We believe that our proprietary technology and products provide us with a strong competitive advantage over our domestic Chinese competitors. However, a number of multinational companies, some of whom have substantially greater financial and other resources than we currently have, have been offering first rate automation systems to Chinese customers in competition with us. We believe that our primary competitors in the industrial automation market for our products are multi-national corporations, such as ABB, Honeywell, Emerson and Siemens, and the local company Supcon, a private company affiliated with Zhengjiang University.

In the high-speed rail business, as China’s Ministry of Railways employs an administrative admission system and China establishes its national rail technology standard, the China Train Control Standard (CTCS), we believe that competition from multi-national companies will decrease or be eliminated. Currently, Hollysys is one of only three entities granted admission to supply signaling products to China’s 200-250km/h segment of the high-speed rail market. The other two are the China Rail Signal & Communication Corp. (CRSC) and the China Academy of Railway Science. Hollysys is one of the only two permitted signaling product providers to China’s 300-350km/h segment of the high-speed rail market. The other provider is CRSC. In subway business and the SCADA market, we mainly compete with Nanjing Automation Research Institute (NARI). In nuclear automation segment, we mainly compete with multi-national corporations such as Siemens, Areva, and Invensys.

When compared to our competitors, apart from satisfying certain China based criteria, we believe that our key competitive edge is the provision of better value for money to our customers with the following distinctive attributes:

•
Emphasis on Engineering. Engineers are a critical element of effective design of both hardware and software components of automation equipment and systems. For western companies, they are also a very costly element of the process. Even the largest western companies face constraints in the size of their engineering staff due to the high salaries and attendant costs. One of our competitive advantages is the lower cost of engineers in China relative to those in the Western nations. Applying high levels of engineering effort to each product enables us to provide a solution that is tailored not only to the industry in which the customer operates, but also to the customer’s specific needs. That custom solution is provided at a cost that is typically lower than the generic products of our competitors.

•
Industry Process Knowledge. We devote substantial time and effort to understanding our customers and their business. This knowledge helps to ensure that the systems we design will provide the optimum in benefits for our customers. We maintain this information in an extensive “library” of industry process information that we utilize to speed up the system design process and to maximize the quality of the result, while at the same time minimizing costs. As a result, we were able to take into account the widely varying degrees of sophistication and resources that our Chinese customers possess. The result of this strategy is to broaden our potential customer base and to consistently deliver products that are of value to these customers.

•
Integration Services. Western automation system companies are principally system platform suppliers and the role of integrating the systems into the customer’s overall management information system is generally left to independent firms. While such firms are widespread in western countries, China does not have a large number of systems integration companies to perform this work, as these companies have been historically unprofitable in China. We have bridged this gap by providing a vertically integrated solution to our customers that includes the integration of our hardware into the customers’ overall manufacturing and information systems. This combination of the two aspects of system design and installation take further advantage of the low cost of engineering services in China and provides another benefit, as the design and integration teams can work together to produce the best result more quickly and efficiently, again lowering costs.

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

•
Use of Engineering Sales Personnel. The use of trained engineers in product and system design is complemented by the use of engineers in the sales process as well. With engineers included in the sales process, we provide the ability to understand from the beginning the needs of the customer and how to address their issues and the ability to convey that information to the team that will ultimately develop the system to be installed.

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

•
Maintenance Services. Automation systems require regular maintenance to operate within customer guidelines. Older analog systems were well within the capability of many customers to maintain on their own. However, as automation systems shift to electronic components utilizing custom software and digital signaling, the complexity has increased and it has become more difficult for customers to maintain their systems independently. To meet this growing customer need, we offer our customers maintenance services along with our products. Our regional sales and services offices place us within easy reach of a very high proportion of our customer and potential customer base making it possible for a single maintenance technician to cover maintenance calls for several different customers each week. An added advantage to offering maintenance services is the benefit derived from the strengthened relationship with our customers. Effective maintenance services leads to increased customer satisfaction, customer loyalty, and increased business opportunities. Offering ongoing services not only creates the opportunity to generate additional revenue, but enables us to troubleshoot installations effectively, helps to ensure that maximum benefit is derived from the system, and gives us the ability to identify the need for new products and services that will benefit the customer and generate additional business for us.

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

Seasonality

Like many other Chinese companies operating in China, our businesses tends to be slower in the quarter that includes the month of March and tends to be to be stronger in the quarter that includes December due to Chinese New Year factor and the budgeting practice that is on calendar basis adopted by government agencies and most of Chinese private enterprises.

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

•
Dividend Distribution. Under PRC law, FIEs in China, including Hangzhou Hollysys, may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting principles. In addition, FIEs in China are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year for their general reserves until the accumulative amount of such reserves reaches 50% of registered capital. These reserves are not distributable as loans, advances or cash dividends. The board of directors of a FIE has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, and expansion (development) funds, which, once allocated, may not be distributed to equity owners except in the event of liquidation. In addition, under the new EIT Law, effective as of January 2008, dividends from Beijing Hollysys to us are subject to a withholding tax of 5%, whereas those from Hangzhou Hollysys are subject to a withholding tax of 10%.

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

Our market strategy focuses on building strategic cooperative relationships with our customers, educating them about technological developments and reflecting their interests in our products and services. We employ marketing personnel to conduct market research, to analyze user requirements and to organize marketing communications. Our marketing team engages in a variety of marketing activities, including:

•	publishing internal research reports and customer newsletters;

•	conducting seminars and conferences;

•	conducting ongoing public relations programs; and

•	creating and placing advertisements.

We actively participate in technology-related conferences and demonstrate our products at trade shows or at exhibitions targeted at our existing and potential customers. We also evaluate a range of joint-marketing strategies and programs with our business partners in order to take advantage of their strategic relationships and resources. We also support our customers by offering field services such as maintenance and training services, which help customers to cut their costs and improve their operating efficiency.

As of June 30, 2011, we employed 957 direct sales personnel who were assigned to three business areas: industrial automation, high-speed rail, and subway. Sales activities are mainly centralized at our Beijing headquarter for high-speed rail and subway segments, whereas sales activities for industrial automation are widely distributed across China in 40 cities. All sales staffs are responsible for implementing the sales policies established at our headquarters.

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report. We are a holding company with no operations of our own. We conduct our operations in China mainly through our Chinese operating companies, Beijing Hollysys, Hangzhou Hollysys and Hollysys Automation.

Our corporate headquarters are located at No. 2 Disheng Middle Road, Beijing Economic-Technological Development Area, Beijing, 100176, China. Our telephone number is (+86) 10 58981386. We maintain a website at http://www.Hollysys.com that contains information about our company, but that information is not a part of this annual report.

D. Property, Plant and Equipment

Since, late in 2010, our principal executive offices have been located at No. 2 Disheng Middle Road, Beijing Economic-Technological Development Area, Beijing, 100176, China. We own the land use rights to the properties at the following principal locations, each of which contains principal administrative offices, sales and marketing offices, research and development facilities, and manufacturing facilities:

Location	Approximate Sq. Meters
Beijing	90,000
Hangzhou	25,000

At the facilities in the Beijing Economic-Technological Development Area, we have our purpose built space into which we located our personnel that had been previously dispersed throughout Beijing. This facility permitted us to double our production capacity immediately, and we have sufficient additional space to quadruple our production capacity if the production demand warrants it.

The manufacturing facilities at the above locations are used for the system integration production, including hardware testing instruments, auxiliary material processing, packaging and shipping, and for self-made product integration production, including inspection and testing.

After we relocated our headquarters to the new facility in the Beijing Economic-Technological Development Area in August 2010, we developed a plan to dispose of the old headquarters. In order to carry out the plan with the best earnings opportunity, we acquired two of the floors in the old headquarters to which we did not have rights. Therefore, in the balance sheet as of June 30, 2011, we reclassified the old headquarters from property, plant and equipment to assets held for sale with aggregated carrying value of approximately $8.9 million representing the then carrying value and the additional acquisition cost of the two additional floors.

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

	Years Ended June 30,
	2009	2010	2011
Number of new contracts won during the year	1,194	1,800	2,401
Total amount of new contracts (mm)	$201.66	$267.17	$330.96
Average price per contract	$168,892	$148,428	$137,841

	Years Ended June 30,
Backlog :	2009	2010	2011
Contracts newly entered and unfinished (mm)	$115.52	$145.91	$146.92
Contracts started in the prior year and unfinished (mm)	$73.42	$106.95	$149.48
Total amount of backlog (mm)	$188.94	$252.86	$296.40

As indicated above, both the amount of new contracts won and the amount of backlog have been increasing steadily during the past three years.

As a growing company, we have achieved significant progress in the past three years. Our total consolidated revenues for the fiscal year ended June 30, 2011 was approximately $262.8 million, compared to approximately $174.1 million for the prior fiscal year, representing an increase of 51.0%, followed by a growth of 10.5% from approximately $157.5 million in fiscal 2009.

Recent Developments

On May 18, 2011, Hollysys entered into a stock purchase agreement (the “SPA”) to acquire 100% ownership of Concord Group, which is engaged in the provision of electrical works and infrastructure engineering services in South-East Asia and the Middle East. The total consideration of the acquisition, of approximately $43.2 million consisted of cash consideration of SGD$41.5 million (approximately $33.8 million), and 1,006,788 ordinary shares of Hollysys, valued at approximately $9.4 million.

In addition, Hollysys is obligated to issue an aggregate of 1,510,181 ordinary shares (“Incentive Shares”) to the management of the Concord Group if the Concord Group’s net income equals or exceeds $10 million and $11.5 million for the fiscal years ending June 30, 2012 and 2013, respectively (“Targeted Net Income Threshold”), in accordance with the SPA. Hollysys will issue 50% of Incentive Shares on an all or none basis per year after the Targeted Net Income Threshold is achieved.

On May 30, 2011, Hollysys paid SGD$20.75 million (equivalent to approximately $16,856,148) as an advance of the purchase price consideration for the acquisition of the Concord Group.

On July 1, 2011, the closing conditions were met, and the acquisition of the Concord Group was completed. Hollysys then made the final cash payment of SGD$20.75 million (equivalent to approximately $17,008,274) on July 11, 2011. On September 6, 2011, 1,006,788 ordinary shares were issued as the balance of the purchase consideration due for the Concord Group.

Through the acquisition, the Company seeks to expand the existing distribution and marketing channels to cross sell the Company’s existing product lines in rail and industrial segments to fast growing South-East Asia and the Middle East markets. The operating results of Concord Group will be included in the Company consolidated financial statements for the year ending June 30, 2012, and thereafter.

Rights Plan

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

Critical Accounting Policies

Our consolidated financial statements are impacted by the accounting policies used and the estimates, judgments, and assumptions made by management during their preparation. We base our estimates and judgments on our experience, our current knowledge (including terms of existing contracts), our beliefs of what could occur in the future, our observation of trends in the industry, information provided by our customers and information available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We have identified the following accounting policies and estimates as those that we believe are most critical to our financial condition and results of operations and that require management’s most subjective and complex judgments in estimating the effect of inherent uncertainties: revenue recognition, warranty, allowance for doubtful accounts, impairment of long-lived assets, goodwill and impairment test, income taxes and share-based compensation expense.

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

Accounts Receivable and Cost and estimated earnings in excess of billings

Performance of the contracts often will extend over long periods and the Company’s right to receive payments depends on its performance in accordance with these contractual agreements. The Company bills a customer in accordance with the amount specified under the contract from the cost and estimated earnings in excess of billings when the Company’s performance has reached a milestone. In general, among four milestones, each interval of two contiguous billings under a contract is within one year (under certain railway and subway control system contracts, the interval of two contiguous billings is longer than one year) and the last billing to be issued for a contract is at the end of the warranty period. When a customer makes a prepayment at the start of a contract, the amount received will be recorded as deferred revenue. The deferred revenue would be recognized as revenue under the percentage of completion method along with the progress of a contract. If no prepayment is received by the Company, revenue would be recognized through cost and estimated earnings in excess of billings. Accordingly, when a particular milestone is reached, a particular amount of cost and estimated earnings in excess of billings will be transferred into accounts receivable. Cost and estimated earnings in excess of billings are usually billed within one year. The Company does not specify credit terms in its invoices and expect that its customers will make their payments upon receipt even though the contract terms say that a specific amount is due when a milestone is reached.

The Company does not require collateral from its customers. Based on the prevailing collection practice in China, it is a reasonable expectation for the enterprises in automation industry to take over one year to collect accounts receivable.

As of June 30, 2010 and 2011, the balances of $7,065,816 and $11,351,985, respectively, were related to contracts which have been completed but are still within the warranty period respectively.

The Company issues invoices to its customers without specifying credit terms and consequential interest charge for late payments by its customers. The Company reviews the status of contracts periodically and decides how much allowance for doubtful accounts should be made based on factors surrounding the credit risk of customers, as well as its historical experience. The Company will set up a bad debt allowance for an individual customer if there is a deterioration of the customer’s credit worthiness and the assessed probability of default is higher than the historical experience.

Based on the information available to management, the Company believes that its allowance for doubtful accounts as of June 30, 2010 and 2011 were adequate.

The allowance for doubtful debts for the years ended June 30, 2009, 2010 and 2011 were $1,145,770, $2,790,078, and $2,816,320, respectively.

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

The impairment loss on long-lived assets for the years ended June 30, 2009, 2010 and 2011 were nil, $715,246, and $23,711, respectively, which represented impairment loss on property, plant and equipment.

Goodwill and Impairment Test

Goodwill resulting from an acquisition is measured at the excess of the cost of the business combination over the fair value of the assets acquired and liabilities assumed. Goodwill will not be amortized, instead be tested for impairment at least annually as prescribed by ASC Topic 350 Intangibles - Goodwill and Other. If the fair value is less than its carrying value, an indication of goodwill impairment exists, then the carrying value of goodwill is written down, and an impairment loss is recognized for any excess of the carrying amount over the implied fair value of the goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. For the years ended June 30, 2009, 2010 and 2011, there was an impairment loss of nil, $286,610, and nil, respectively. The carrying value of goodwill was nil as of June 30, 2010 and 2011.

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

Share-based Compensation

The Company adopted ASC Topic 718 Compensation - Stock Compensation, which requires that share-based payment transactions with employees, such as share options and restricted shares, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period.

Recent Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-06 Fair Value Measurements and Disclosures (Topic 820) Improving Disclosures about Fair Value Measurements (“ASU No. 2010-06”). This pronouncement is an authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than on a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU No. 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, which the Company adopted this statement as of July 1, 2010, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted. ASU No. 2010-06 does not require disclosures for earlier periods presented for comparative purposes at initial adoption. Since ASU No. 2010-06 only requires additional disclosures, it will not have an impact on our financial position or results of operations.

In December 2010, the FASB issued ASU No.2010-28, “Intangible-Goodwill and Other” (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts . This ASU requires that reporting units with zero or negative carrying amounts perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Management does not believe the adoption of this update will materially impact the Company's financial condition, results of operations and disclosures.

In December 2010, the FASB issued ASU 2010-29, Business Combinations (Topic 805) Disclosure of Supplementary Pro Forma Information for Business Combinations. This ASU specifies that when financial statements are presented, the revenue and earnings of the combined entity should be disclosed as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. ASU 2010-29 is effective for business combinations with acquisition dates on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. Adoption of ASU 2010-29 will affect our disclosures of material business combinations in future periods.

In May 2011, the FASB issued ASU 2011-04 “Fair Value Measurement (Topic 820) Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”. This pronouncement is an authoritative guidance to amend certain measurement and disclosure requirements related to fair value measurements to improve consistency with international reporting standards. This guidance is effective prospectively for public entities for interim and annual reporting periods beginning after December 15, 2011, with early adoption by public entities prohibited. The Company is currently evaluating this guidance, but does not expect its adoption will have a material effect on its consolidated financial statements.

 In June 2011, the FASB issued ASU 2011-05 “Comprehensive Income (Topic 220) Presentation of Comprehensive Income”. This pronouncement is an authoritative guidance on the presentation of comprehensive income that will require a company to present components of net income and other comprehensive income in one continuous statement or in two separate, but consecutive statements. There are no changes to the components that are recognized in net income or other comprehensive income under current GAAP. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011, with early adoption permitted. The Company has elected to adopt this ASU 2011-05 early.

Financial Position

The following are some financial highlights for the fiscal year ended June 30, 2011:

•
Total assets increased by approximately $73.85 million, from approximately $384.73 million as of June 30, 2010, to approximately $458.58 million as of June 30, 2011.  The increase was mainly due to an increase of approximately $42.59 million in cost and estimated earnings in excess of billings and an increase of approximately $33.62 million in accounts receivable.

•
Accounts receivable at June 30, 2011, were approximately $98.0 million, an increase of approximately $33.62 million, or 52.2%, compared to approximately $64.38 million at June 30, 2010.  The increase was mainly due to our increased revenues.

•
Cost and estimated earnings in excess of billings as of June 30, 2011, were approximately $103.52 million compared to approximately $60.93 million as of June 30, 2010, representing an increase of approximately $42.59 million, or 69.9%. The increase was mainly attributable to the increase in total revenues.

•
Inventory increased by approximately $4.41 million, from approximately $23.55million as of June 30, 2010, to approximately $27.97 million as of June 30, 2011.  The increase was mainly due to an increase of approximately $1.95 million in raw materials, and an increase of approximately $1.95 million in finished goods.

•
Property, plant and equipment decreased by approximately $5.59 million, from approximately $65.35 million as of June 30, 2010, to approximately $59.75 million as of June 30, 2011.  The decrease was mainly due to the reclassification of $8.95 million from property, plant and equipment to assets held for sale,  discussed below.

•
Assets held for sale increased by approximately $8.95 million, from nil as of June 30, 2010, to approximately $8.95 million as of June 30, 2011.  Upon the completion of the new facility in Beijing Yizhuang BDA, the Company relocated its headquarters to this new facility in August 2010, and intends to dispose the old headquarters in Beijing Xisanqi, which was comprised of a land use right and buildings, with an aggregate carrying amount of $8.95 million as of June 30, 2011.

•
Long-term investment increased by approximately $1.22 million, from 17.35 million as of June 30, 2010, to approximately $18.57 million as of June 30, 2011.  The increase was mainly due to the share of net gains the Company picked up from equity investee.

•
Total liabilities at June 30, 2011, were approximately $192.72 million, increasing by approximately $21.46 million, or 12.5%, compared to approximately $171.26 million at June 30, 2010. The increase in liabilities was mainly due to an increase of approximately $10.06 million in short-term bank loans, an increase of approximately $21.92 million in accounts payable, an increase of approximately $9.65 million in deferred revenues, a decrease of approximately $11.78 million in bond payable, and a decrease of approximately $10.68 million in construction cost payable.

•
Short-term loan increased by approximately $10.06 million, or 682.9%, from approximately $1.47 million at June 30, 2010, to approximately $11.53 million at June 30, 2011, mainly due to increased financing activities with local bank during fiscal 2011.

•
Deferred revenue increased by approximately $9.65 million, or 28.8%, from approximately $33.55 million at June 30, 2010, to approximately $43.20 million at June 30, 2011, mainly due to the increased advances received related to our industrial automation contracts we signed during fiscal 2011.

•
Bond payable decreased by approximately $11.78 million, or 100.0%, from approximately $11.78 million at June 30, 2010, to nil at June 30, 2011, as the outstanding long term bonds were fully repaid in December, 2010.

•
Construction cost payable decreased by approximately $10.68 million, or 85%, from approximately $12.56 million at June 30, 2010, to $1.88 million at June 30, 2011, mainly due to the Company successively making cash payments after the Yizhuang facility construction completion in August 2010.

A.	Operating Results

Comparison of Fiscal Years Ended June 30, 2011 and 2010

Operating Revenues:  For the fiscal year ended June 30, 2011, total revenues amounted to approximately $262.84 million, an increase of approximately $88.75 million, compared to approximately $174.09 million for the prior fiscal year, representing a significant increase of 51.0%.

Integrated contract revenue accounted for approximately $248.58 million of total revenues, an increase of approximately $84.46 million, or 51.5%, compared to approximately $164.12 million for the prior fiscal year.  The increase in revenues was mainly attributable to an increase of approximately $34.93 million in industrial automation projects and $55.25 million of revenues generated from rail automation & control business.

Approximately $14.27 million of total revenues related to product revenue, an increase of approximately $4.29 million, or 43.1%, compared to approximately $9.97 million in product revenue for the prior year.  Product revenue depends on overall demand for the Company’s spare parts for customers’ maintenance and replacement purposes during the 2011 fiscal year.

Revenue Backlog:  An important measure of the stability and growth of the Company’s business is the size of its backlog, which represents the total amount of unrecognized revenue associated with existing contracts.  Any deferral of revenue recognition is reflected in an increase in backlog as of the end of current period.  Our backlog as of June 30, 2011, amounted to approximately $296.40 million, representing an increase of approximately $43.5 million, or 17.2%, compared to approximately $252.86 million as of June 30, 2010.

Of the total backlog as of June 30, 2011, the unrecognized revenue associated with new contracts signed in the fiscal 2011 period was approximately $146.92 million and the carry forward amount of the outstanding contracts from the prior year was approximately $149.48 million.  The total backlog as of June 30, 2010 comprised of approximately $145.91 million from new contracts signed in fiscal year 2010, and approximately $106.95 million from contracts carried forward from prior year.

Cost of Revenues:  Cost of revenues can be divided into cost of integrated contracts and cost of products sold, in line with the categories of revenues.  For the fiscal year ended June 30, 2011, the total cost of revenues amounted to approximately $171.71 million, an increase of approximately $57.78 million, or 50.7%, compared to approximately $113.94 million for the prior fiscal year.  The increase was due to an approximately $55.09 million increase in the cost of integrated contracts, and an approximately $2.69 million year-over-year increase in the cost of products sold.

The cost of integrated contract revenue consists primarily of three components: cost of equipment and materials, labor costs and other manufacturing expenses incurred from designing, building and delivering customized automation solutions to customers. The total cost of integrated contracts was approximately $165.35 million for the fiscal year ended June 30, 2011, compared to approximately $110.27 million for the prior fiscal year, representing an increase of approximately $55.09 million, or 50.0%.  The increase was primarily due to an increase of approximately $51.03 million in the cost of equipment and materials, and approximately $3.13 million in labor cost.  Of the total cost of integrated contract revenue, labor cost accounted for 5.3% for the fiscal 2011 period, compared to 5.1% for the prior fiscal year; cost of equipment and materials accounted for 81.5%, compared to 76.0% for the prior fiscal year; and other manufacturing expenses accounted for 13.2%, compared to 18.9% for the prior fiscal year.  Of the total integrated contract revenue, labor cost accounted for 3.5%  for the 2011 period, compared to 3.8% for the prior fiscal year; cost of equipment and materials accounted for 53.8%, compared to 56.1% for the prior fiscal year; and other manufacturing expenses accounted for 8.7%, compared to 14.0% for the prior fiscal year. The cost components of integrated contracts were determined and varied according to requirements of different customers.

Sales of products represent sales of spare parts (either self-made or purchased from outside vendors) to customers for maintenance and replacement purposes.  The products purchased from outside vendors have different functions and capabilities from our self-made products.  We decide whether or not to purchase from outside vendors or make the necessary products ourselves, based on the needs and preferences of different customers and efficiency considerations.  Therefore, as a percentage of the cost of products sold, the self-made products and outsourced products have varied significantly from time to time.  As our self-made products generally contribute higher margins than products purchased from outside vendors, sales of a greater portion of self-made products generally result in lower costs of products sold.  The cost of products sold for fiscal year ended June 30, 2011 was approximately $6.36 million, an increase of approximately $2.69 million, compared to approximately $3.67 million for the prior fiscal year.

Gross Margin:  For the fiscal year ended June 30, 2011, as a percentage of total revenues, the overall gross margin was 34.7%, compared 34.6% for the prior fiscal year.  The gross margin for integrated contracts was 33.5% for the year ended June 30, 2011, compared to 32.8% for the prior year.  The increase in gross margin for integrated contracts was due mainly to our different sales mix during the fiscal 2011 period.  The gross margin for products sold was 55.4% for the fiscal year ended June 30, 2011, compared to 63.2% for the prior fiscal year.

Selling Expenses:  Selling expenses mainly consist of compensation, traveling and administrative expenses related to marketing and sales and promotion activities of the Company’s marketing departments.  Selling expenses were approximately $20.45 million for the fiscal year ended June 30, 2011, an increase of 68.3%, or approximately $8.29 million, compared to approximately $12.15 million for the prior fiscal year, mainly due to the Company’s expanded sales network and increased selling staffs.  As a percentage of total revenues, selling expenses accounted for 7.8% and 7.0% for the fiscal year ended June 30, 2011 and 2010, respectively.  The Company has established guidelines to monitor and evaluate sales performance for its products to customers in different industries and regions to control selling expenses.

General and administrative expenses:  General and administrative expenses mainly include compensation, traveling and other administrative expenses of non-sales-related departments, such as the planning and finance department, information systems department and human resources department.  General and administrative expenses amounted to approximately $16.67 million for the fiscal year ended June 30, 2011, representing an increase of approximately $2.78 million, or 19.8%, compared to approximately $13.91 million for the prior fiscal year, mainly due to increased labor cost. As a percentage of total revenues, G&A expenses were 6.1% and 7.7% for the fiscal year 2011 and 2010, respectively.

Research and Development Expenses: Research and development expenses comprise mostly employee compensation, materials consumed and experiment expenses for specific new product research and development, and any expenses incurred for basic research on advanced technologies. For the fiscal year ended June 30, 2011, research and development expenses were approximately $20.1 million, compared to approximately $13.07 million for the prior fiscal year. The approximately $7.10million, or 54.0%, increase was mainly due to increased research and development activities during the 2011 period.  As a percentage of total revenues, research and development expenses were 7.7% and 7.5% for the fiscal years ended June 30, 2011 and 2010, respectively.

VAT Refunds and Government Subsidies:  The local governments in Beijing and Hangzhou provide financial subsidies out of the value added tax they collect in order to encourage the research and development efforts of certain enterprises.  Beijing HollySys and Hangzhou HollySys both received such refunds.  All VAT refunds were accounted for based on hard evidence that the operations of those companies were entitled to receive these refunds or that cash had been received.  For the fiscal year ended June 30, 2011, VAT refunds were approximately $8.99 million, compared to approximately $8.97 million for the prior fiscal year, increased by approximately $0.02 million, or 0.2%.  As a percentage of total revenues, VAT refunds were 3.4% and 5.2% for the fiscal years ended June 30, 2011 and 2010, respectively.

The local governments in Beijing and Hangzhou also provide financial subsidies to encourage development of certain enterprises.  Beijing HollySys and Hangzhou HollySys both received such subsidies.  All subsidies were accounted for based on hard evidence that the operations of those companies were entitled to receive these subsidies or that cash had been received. Gross subsidy income received from the government amounted to approximately $1.82 million and approximately $2.56 million for the fiscal year ended June 30, 2011 and 2010, respectively, a decrease of approximately $0.74 million, or 28.9%.

Income from Operations:  Income from operations increased by approximately $12.14 million, from approximately $32.55 million for the fiscal year ended June 30, 2010, to approximately $ 44.69 million for the fiscal year ended June 30, 2011.  The increase in income from operations was primarily due to the increased revenue.

Gains on disposal of long term investments:  The gains on disposal of long term investment amounted to $1.4 million for fiscal year 2011, which was mainly contributed by the gain on disposal of 29% interest in Hollysys Information Technology Co. Ltd. which Hollysys will continue to own 20% after the transaction.

Dilution gain on share of an equity investee: The dilution gain on share of an equity investee was $0.8 million for the year ended June 30, 2011, which was from a dilution of the equity interest in IPE Biotechnology Co., Ltd (hereafter “IPE”). In April 2011, a third party company injected $4.5 million to IPE, of which $0.9 million was recognized as the paid in capital, and the remaining $3.6 million was recognized as capital premium. As a result of this capital increment, Hollysys’ equity interest in IPE was diluted from 28.04% to 23.39%, and recognized a gain of $0.8 million from this dilution.

Interest Expenses, Net:  For the year ended June 30, 2011, net interest expenses increased by approximately $0.51 million, or 47.4%, from approximately $1.07 million for the prior year, to approximately $1.58 million for the current period.  As a percentage of total revenue, net interest expense accounted for 0.6% and 0.6% for the fiscal years ended June 30, 2011 and 2010, respectively.

Income Tax Expenses:  For the year ended June 30, 2011, the Company’s income tax expense was approximately $6.44 million for financial reporting purposes, a decrease of approximately $1.22 million, as compared to $7.66 million for the prior year.  In fiscal 2011, Hangzhou Hollysys declared a cash dividend of $26.9 million, of which $10. 8million was to be paid to Gifted Time Holdings Limited, a BVI company. According to the tax treaty between China and the BVI, the Company recognized a 10% withholding tax of $1.1 million. Excluding the withholding tax related to the dividends declaration for fiscal 2011, and a one-time tax expense of $4.45 million related to Hollysys group re-organization recorded in the prior year, the effective tax rate was 11.2% and 9.1% for the year ended June 30, 2011 and 2010, respectively.

Net income attributable to non-controlling interest:  The non-controlling interest of the Company includes other parties’ interests in each subsidiary.  For fiscal 2011 and 2010, the non-controlling interest is ownership interests of 49% in Beijing WodeWeiYe and Hollycon, respectively. The net loss attributable to non-controlling interest for the fiscal year ended June 30, 2011 was $5 thousand, a decrease of $1.86 million, from a net income of $1.85 million for the prior year, primarily due to the decrease in non-controlling interests after the acquisition of the remaining 24.11% interest of Beijing Hollysys by the Company during fiscal 2010.

Net income and Earnings per share attributable to Hollysys:  For the fiscal year ended June 30, 2011, net income attributable to Hollysys amounted to approximately $41.47 million or $0.75 per diluted share, an increase of approximately $15.77 million, or $0.25 per diluted share, as compared to approximately $25.70 million, or $0.50 per diluted share, for the prior year. Such increase was primarily due to an increase of approximately $30.97 million in gross profit.

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

Pursuant to the stock purchase agreement under the re-domestication merger, the Company agreed to issue 2 million shares to the original stockholders of Gifted Time if the Company achieves or exceeds an after-tax profit of $32 million for the 12 months ended December 31, 2008.  After-tax profit was computed using US GAAP and referred to comprehensive income, excluding (i) any after-tax profits from any acquisition by the Company or its subsidiaries that involved the issuance of securities that had a dilutive effect on the holders of ordinary shares of the Company, and (ii) any expenses related to the issue of the aforesaid shares.  Management determined that the Company achieved such earn-out target for the abovementioned period and the board approved the issuance of the earn-out shares.  The Company has accounted for the fair value of the aforesaid shares to be issued for the year ended June 30, 2009 as stock compensation expenses and $17.0 million was recorded in the statement of operations. On June 15, 2009, the Company and the original stockholders of Gifted Time agreed to amend the stock purchase agreement to cancel the remaining 7 million incentive shares issuable to the original Gifted Time stockholders under the stock purchase agreement for the calendar years ended December 31, 2009, 2010, and 2011, in exchange for the immediate issuance of 4 million shares to the original Gifted Time stockholders. The Company has accounted for the fair value of the aforesaid 4 million shares as stock compensation expenses and approximately $22.24 million was recorded in the statement of operations for the fiscal years ended June 30, 2009.

Research and Development Expenses: Research and development expenses comprise mostly employee compensation, materials consumed and experiment expenses for specific new product research and development, and any expenses incurred for basic research on advanced technologies. For the fiscal year ended June 30, 2010, research and development expenses were approximately $13.07 million, compared to approximately $8.83 million for the prior fiscal year. The approximately $4.24 million, or 48.0%, increase was mainly due to increased research and development activities during the 2010 period.  As a percentage of total revenues, research and development expenses were 7.5% and 5.6% for the fiscal years ended June 30, 2010 and 2009, respectively.

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

Income (loss) from Operations:  Income from operations increased by approximately $38.10 million, from a loss of approximately $5.55 million for the fiscal year ended June 30, 2009, to an income of approximately $27.60 million for the fiscal year ended June 30, 2010.  The increase in income from operations was primarily due to the decrease in stock compensation expenses related to 2009 incentive share issuance and option grants.  Excluding stock compensation expenses, operating income as a percentage of total revenues for the fiscal year ended June 30, 2010 was approximately $33.07 million, or 19.0%, as compared to approximately $34.01 million, or 21.6% as a percentage of total revenues for the prior year, a decrease that was mainly due to the increase in research and development expenses.

Interest Expenses, Net:  For the year ended June 30, 2010, net interest expenses increased by approximately $0.12 million, or 12.2%, from approximately $0.95 million for the prior year, to approximately $1.07 million for the current period.  As a percentage of total revenue, net interest expense accounted for 0.6% and 0.6% for the fiscal years ended June 30, 2010 and 2009, respectively.

Income Tax Expenses:  For the year ended June 30, 2010, the Company’s income tax expense was approximately $7.66 million for financial reporting purposes, an increase of approximately $4.60 million, as compared to an income tax expense of approximately $3.06 million for the prior year.  The increase was mainly due to a one-time tax expense of $4.45 million related to Hollysys group re-organization as the follows:

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

•
On February 1, 2010, the board of directors of Hangzhou Hollysys adopted a resolution of declaring dividends of $75.25 million, among which $30.10 million was to be paid to Beijing Hollysys, and the remaining $45.15 million to Gifted Time.  Pursuant to China’s Corporate Income Tax Laws, domestic companies are required to withhold income tax on dividends pay-out to non-resident companies based on the earnings after January 1, 2008, $30.82 million out of $45.15 million dividends to Gifted Time falls into this category. According to the tax treaty between China and the BVI, 10% of $30.82 million was withheld by Hangzhou Hollysys;

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

Net income attributable to non-controlling interest:  The non-controlling interest of the Company includes other parties’ interests in each subsidiary.  For fiscal 2010, the non-controlling interest is ownership interests of 49% in Beijing WodeWeiYe and Hollycon, respectively, as compared to 25.89%, 10.36% and 31.45% in Beijing Hollysys, Hangzhou Hollysys, and Beijing Haotong, respectively, for fiscal 2009. The decrease in non-controlling interest was mainly due to the acquisition of the remaining 24.11% interest of Beijing HollySys by the Company during the year. The net income attributable to non-controlling interest for the fiscal year ended June 30, 2010 was $1.85 million, a decrease of $3.34 million, or 64.3%, from $5.19 million for the prior year, primarily due to the decrease in non-controlling interests.

Net income (loss) and Earnings (loss) per share attributable to Hollysys:  For the fiscal year ended June 30, 2010, net income attributable to Hollysys amounted to approximately $25.70 million or $0.50 per diluted share, an increase of approximately $39.56 million, or $0.80 per diluted share, as compared to a net loss of approximately $13.85 million, or $(0.31) per diluted share, for the prior year.  Such increase was primarily due to an increase of approximately $5.60 million in gross profit, a decrease of approximately $39.56 million in stock compensation expenses related to incentive shares and granted options, and an increase of $4.60 million in income tax expenses..

B.  Liquidity and Capital Resources

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

In line with the industry practice, we typically have a long receivable collection cycle. As a result, our cash provided by our operation in any given year may not be sufficient to fully meet our operating cash requirements in that year. We will use available financing means, including bank loans, to provide sufficient cash inflows to balance such timing differences in our cash flows

We estimate our liquidity needs for 2012 will be approximately $30 million, which will be primarily related to the repayment of bank borrowings and the cash payments for acquisition of Concord Group. Our future working capital requirements will depend on many factors, including, among others, the rate of our revenue growth, the timing and extent of expansion of our sales and marketing activities, the timing of introductions of new products and/or enhancements to existing products, and the timing and extent of expansion of our manufacturing capacity.

Our long-term liquidity needs will relate primarily to working capital to pay our suppliers, and third-party manufacturers, as well as any increases in manufacturing capacity or acquisitions of third party businesses that we may seek in the future. We expect to meet these requirements primarily through our current cash holdings, revolving short-term bank borrowings, as well as our cash flow from operations. We currently do not have any plan to incur significant capital expenditures in 2012 and for the foreseeable future beyond 2012.

Cash Flow and Working Capital

As of June 30, 2009, 2010 and 2011, we had approximately $128.89 million, $119.50 million and $90.67 million, respectively, in cash and cash equivalents. As of June 30, 2011, we had total assets of $458.58 million, of which cash amounted to $90.67 million, accounts receivable amounted to $98.0 million and inventories amounted to $27.97 million. While working capital was approximately $201.37 million, equity amounted to $265.87 million and our current ratio was approximately 2.25.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the 12-month periods ended June 30, 2009, 2010 and 2011:

Cash Flow Item	Fiscal Years Ended June 30,
	2009	2010	2011
Net cash (used in) provided by Operating activities	$40,127,458	$30,145,816	$(1,793,491)
Net cash used in investing activities	$(11,940,293)	$(21,478,441)	$(29,071,216)
Net cash provided by (used in) financing activities	$35,882,189	$(19,184,238)	$(2,760,031)
Effect of exchange rate changes on cash and cash equivalents	$562,754	$1,136,142	$4,791,852
Net increase (decrease) in cash and cash equivalents	$64,632,108	$(9,380,721)	$(28,832,886)
Cash and cash equivalents, beginning of year	$64,250,558	$128,882,666	$119,501,945
Cash and cash equivalents, end of year	$128,882,666	$119,501,945	$90,669,059

Operating Activities

For the fiscal year ended June 30, 2011, net cash used in operating activities was approximately $1.79 million, compared to a net cash inflow of approximately $30.15 million for prior fiscal year 2010.

The net cash outflow of operating activities in fiscal year 2011 was primarily due to an increase in cost and estimated earnings in excess of billings of approximately $42.59 million, an increase in accounts receivable of approximately $30.23 million, and an increase of inventories of approximately $3.47 million, all of which were partially offset by the net income of approximately $41.47 million, an increase in deferred revenue of approximately $7.99 million, an increase in accruals and other payables of approximately $2.11 million, an increase of accounts payable of approximately $18.48 million. The company accounts receivable, together with the account of costs and estimated earnings in excess of billings, was adversely affected by MOR’s change of payment practice and payment process cycle, which was largely alleviated by company’s more aggressive cash collection from other customers. Overall, the company still demonstrated the trend of improvement in accounts receivable collection, evidenced by continuously shortened annual DSO during the past three years.

For the fiscal year ended June 30, 2010, net cash provided by operating activities was approximately $30.15 million, compared to approximately $40.13 million for prior fiscal year 2009.  The net cash inflow from operating activities in fiscal year 2010 was primarily due to the net income of approximately $27.56 million, an increase in deferred revenue of approximately $12.48 million, an increase in accruals and other payables of approximately $5.95 million, an increase of accounts payable of approximately $5.03 million, and an increase of $4.97 million in income tax payable, all of which were partially offset by an increase in cost and estimated earnings in excess of billings of approximately $10.19 million, an increase in accounts receivable of approximately $10.13 million, and an increase of inventories of approximately $6.0 million.

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

Investing Activities

For the fiscal years ended June 30, 2011 and 2010, net cash used in investing activities was approximately $29.07 million and approximately $21.48 million, respectively.

The net cash used in investing activities for the fiscal year 2011 consisted mainly of a cash outflow of approximately $16.86 million for prepayment for acquisition of Concord Group, a cash outflow of approximately $16.05 million for capital expenditure.

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

Financing Activities

For fiscal year ended June 30, 2011, net cash used in financing activities was approximately $2.76 million, as compared to approximately $19.18 million for the prior year.

The net cash outflow for fiscal year 2011 is composed of a repayment of bonds payable of approximately $12.07 million, a repayment of short-term bank loans of approximately $5.9 million, a repayment of long-term bank loans of approximately $1.51 million, the proceeds of short-term loans of approximately $15.67 million, and proceeds from the exercise of options of approximately $1.07 million.

For fiscal year ended June 30, 2010, net cash used in financing activities was approximately $19.18 million, as compared to approximately $35.88 million cash provided by financing activities for the prior year. The net cash outflow for fiscal year 2010 is composed of a cash outflow of $10.37 million in the acquisition of equity interest from non-controlling interest, a repayment of short-term bank loans of approximately $4.40 million, a repayment of long-term bank loans of approximately $5.13 million, and a capital injection from non-controlling interest of $0.72 million.

For fiscal year ended June 30, 2009, the net cash inflow from financing activities primarily comprised proceeds of $36.81 million from a long-term bank loan relating to the then ongoing construction of our new headquarters facility.

In December 2007, Beijing Hollysys and three independent third parties entered into an agreement with the underwriters to issue bonds to institutional and public investors in the PRC with an aggregate principal amount of RMB 305 million. Pursuant to the agreements, Beijing Hollysys issued RMB 80 million (equivalent to $11.7 million) of bonds (collectively, the “Bond”) for the purpose of technology improvement and industrial implementation of certain technology. The Bond carried interest at a rate of 6.68% per annum, which was payable semi-annually and matured in December 2010. Related to the Bond, Beijing Zhongguancun Science and Technology Guaranty Co., Ltd.  undertook joint and several guarantee liabilities in full in favour of Beijing Hollysys. Concurrently, the China Development Bank  authorized its business department to undertake general guarantee liability in respect of the guarantee liabilities of Beijing Zhongguancun Science and Technology Guaranty Co., Ltd. The long term bond was fully repaid in December 2010.

On March 31, 2009, the Company entered into a seven-year bank loan for RMB 250 million from Industrial and Commercial Bank of China, which is due on March 30, 2016, with an annual interest rate of 6.44%. The borrowing was secured by a pledge of the new headquarters facility in Beijing, comprised of land and buildings with the aggregate carrying value of $39,302,147 and $37,789,950 as of June 30, 2010 and 2011, respectively. Principal amount of $1.5 million was due and repaid before June 30, 2011, and the scheduled principal payments for the outstanding balance on June 30, 2011 are as follows:

Year Ending June 30,
2012	$5,408,245
2013	7,726,065
2014	7,726,065
2015	7,726,065
2016	8,498,670

$37,085,110

C.  Research and Development, Patents and Licenses, Etc.

Research and Development Efforts

As a high-technology company, our business and long-term development rely highly on our research and development capabilities.  Our research and development process is based on Capability Maturity Model Integration Level 2 & 3 and can be classified into the following seven phases:

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

Intellectual Property Rights

We rely on a combination of copyright, patent, trademark and other intellectual property laws, nondisclosure agreements and other protective measures to protect our proprietary rights.  We also utilize unpatented proprietary know-how and trade secrets and employ various methods to protect our trade secrets and know-how. As of June 30, 2011, we held 90 software copyrights, 88 authorized patents, 44 patent applications and 26 registered trademarks.  Our earliest software copyrights will expire in 2048.  Our invention patents have terms of 20 years (with the first and the next issued patent expiring in 2020), and our utility patents and design patents have terms of 10 years (with the first and the next issued utility patent expiring in 2011 and the first and the next issued design patent due to expire in 2011 and 2016 respectively.)

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

D.  Trend Information

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

E.  Off-Balance Sheet Arrangements

We do not believe that there are any off-balance sheet arrangements that have or are reasonably likely to have a material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.  Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, including long-term and short-term loans and operating leases and capital and operational commitments as of June 30, 2011.

	Total	Less than 1 year	1-3 years	3-5 years
Short-Term Bank Loans	11,809,804	11,809,804	-	-
Long-Term Bank Loans	43,764,834	7,703,234	18,661,382	17,400,218
Operating Lease Obligations	1,577,037	793,314	767,138	16,585
Purchase Obligations	150,019,177	114,365,499	26,313,215	9,340,463
Construction cost payable	1,882,872	1,882,872	-	-
Amount due for acquisition of Concord	17,008,274	17,008,274	-	-
Total	226,061,998	153,562,997	45,741,735	26,757,266

Other than the contractual obligations and commercial commitments set forth above, we did not have any other long-term debt obligations, operating lease obligations, capital commitments, purchase obligations or other long-term liabilities as of June 30, 2011.

Operating Lease Commitment

The Company leases premises under various operating leases.  Rental expenses under operating leases included in the consolidated statement of operations were $1,105,473, $1,002,666 and $1,053,907 for the years ended June 30, 2009, 2010 and 2011, respectively.

At June 30, 2011, the Company was obligated under operating leases requiring minimum rentals as follows:

Years Ending June 30,

2012	$793,314
2013	681,855
2014	85,283
2015	13,218
2016	3,367

Total minimum lease payments	$1,577,037

Purchase Commitment

As of June 30, 2011, the Company had approximately $150.0 million in purchase obligations for the coming fiscal year, for purchases of equipment, mainly for fulfillment of in-process or newly entered contracts resulting from the expansion of our operations.  Other than the contractual obligations and commercial commitments set forth above, we do not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities.

G.  Safe Harbor

All information included in Item 5.E of this Item is deemed to be a “forward looking statement” as that term is defined in the statutory safe harbors, except for historical facts.  The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act shall apply to all forward-looking information provided in Item 5.E and F of this Item.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management as of the date of this annual report.

Name	Age	Position

Changli Wang	48	Chief Executive Officer and Chairman
Peter Li	47	Chief Financial Officer
Colin Sung	45	Director
Jerry Zhang	39	Director
Jianyun Chai	49	Director
Qingtai Chen	73	Director

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

Mr. Peter Li has been our Chief Financial Officer since February 1, 2009.   Mr. Li has served since November 2008, as an independent director and audit committee chairman for China Valves Technology, Inc. (NASDAQ: CVVT), a NASDAQ listed company of manufacturing metal valves in China; and has served since June 2008, as an independent director and audit committee chairman for Yuhe International Inc., a NASDAQ listed company (NASDAQ: YUII.PK) in the day-old broiler breeding business in China.  Prior to joining us, Mr. Li served as a Senior Advisor to Yucheng Technologies Ltd. ("Yucheng") (NASDAQ: YTEC), a leading IT service provider to banking industry in China, from February 2008 to February 28, 2009, and as CFO from October 2004 through February 2008.  Prior to his tenure at Yucheng, Mr. Li worked in corporate financial management with various companies, including as Internal Controller at Lenovo, one of the world’s largest makers of personal computers.  Mr. Li graduated from Beijing Foreign Studies University with a B.A. and received a Master of Education from the University of Toronto.  Mr. Li is a Certified General Accountant in Ontario, Canada, and is fluent in English and Mandarin.

Mr. Colin Sung has been our director and the Chair of our Audit Committee since February 2008.  Mr. Sung became the CFO of Lighting the Box in  March 2011 in which position he is currently employed. He was the Deputy Chief Executive Officer and Chief Financial Officer of Linktone Ltd., the leading provider of wireless media, entertainment and communications services in China, between June 2009 and February 2011. Mr. Sung served as the President and CFO of China Cablecom, a U.S. public company that provides provider cable television services in China, between April 2008 and May 2009.  He previously served as Chief Financial Officer of Linktone Ltd. from June 2005 to January 2008.  He also served as the acting Chief Executive Officer of Linktone from February 2006 to April 2006.  From June 2004 until April 2005, Mr. Sung served as Corporate Controller of UTi United States, Inc., a subsidiary of UTi Worldwide Inc., a global integrated logistics company.  From August 2001 until May 2004, he was the Vice President of Finance and Corporate Controller of USF Worldwide, Inc., a subsidiary of USF Corporation, a transportation industry leader, which was acquired by GPS Logistics in October 2002.  Prior to that, he was Vice President and Corporate Controller of the US operations of Panalpina Inc.  Mr. Sung is a Certified Public Accountant and has a Bachelor of Science degree from William Paterson University and a Master of Business Administration degree from American Intercontinental University.

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

10b5-1 Trading Plans

Our Insider Trading Policy allows directors, officers and other employees covered under the policy to establish, under limited circumstances contemplated by Rule 10b5-1 under the Securities Exchange Act of 1934, written programs that permit automatic trading of our stock or trading of our stock by an independent person (such as an investment bank) who is not aware of material inside information at the time of the trade. From time to time, certain of our directors, executive officers and employees have adopted Rule 10b5-1 trading plans.  Currently, three of our officers and directors have entered into purchase plans under Rule 10b5-1.

B.  Compensation

Executive Compensation

The aggregate cash compensation paid to our executive officers as a group was $496,330 for the fiscal year ended June 30, 2011.  We did not grant any stock options or stock appreciation rights, any awards under long-term incentive plans, or any other non-cash compensation to any of our executive officers during the fiscal year ended June 30, 2011.

Director Compensation

We pay each of our independent directors who are not employees a monthly fee as compensation for the services to be provided by them as independent directors.  We pay $4,000 a month to Colin Sung, $3,000 to Jerry Zhang and $2,000 to each of other independent directors.  We also reimburse our independent directors for out-of-pocket expenses incurred in attending meetings.  As additional consideration, we granted to each of the independent directors an option to purchase a certain amount of shares of the Company’s ordinary shares, which vest in equal installments on a quarterly basis over a three-year period beginning on the grant date.  Specifically, we granted a stock option to Colin Sun for the purchase of 45,000 shares of our ordinary shares, Jerry Zhang for the purchase of 36,000 shares of our ordinary shares and each of Dr. Jianyun Chai and Mr. Qingtai Chen for the purchase of 30,000 shares of our ordinary shares. Besides, we grant to each of the independent director restricted shares, which vest in equal installments on a quarterly basis over a three-year period beginning on the grant date.  Specifically, we granted 22,500 restricted shares to Colin Sun, and 15,000 to each of Jerry Zhang, Jianyun Chai and Qingtai Chen.

For the fiscal year ended June 30, 2011, the aggregate cash compensation paid to our directors as a group was approximately $132,000.

2006 Stock Plan

On September 7, 2007, our stockholders approved the 2006 Stock Plan, or the Plan.  The Plan was assumed by us as of the closing of the merger of Chardan with and into us.  The Plan reserves 3,000,000 ordinary shares for issuance in accordance with the Plan’s terms.  A description of the  Plan is set forth in the Proxy Statement/Prospectus of our Registration Statement on Form S-4 (No. 333-132826), under the heading “Chardan 2006 Equity Plan”, and is incorporated herein by reference.  The table below sets forth the options and the restricted shares granted to our current and former directors and executive officers pursuant to the Plan:

Options:
Name	Number of Ordinary Shares Issuable upon Exercise of Options	Exercise Price per Ordinary Share	Date of Grant	Date of Expiration
Jerry Zhang	3,000	$7.9	1/1/2008	1/1/2018
Yau Kiam Fee	30,000	$7.9	1/1/2008	1/1/2018
Colin Sung	45,000	$7.9	1/1/2008	1/1/2018
Jianyun Chai	30,000	$5.85	6/2/2008	6/2/2018
Qingtai Chen	30,000	$5.85	6/2/2008	6/2/2018
Peter Li	300,000	$2.24	1/20/2009	1/20/2019

The options vest quarterly over a period of 3 years from their respective grant date.

Restricted shares:
Name	Number of Restricted Shares Issued	Date of Grant
Jerry Zhang	15,000	1/1/2011
Colin Sung	22,500	2/1/2011
Jianyun Chai	15,000	6/2/2011
Qingtai Chen	15,000	6/2/2011

The restricted shares vest quarterly over a period of 3 years from their respective grant date.

Employment Agreements

We entered into a three-year employment agreement with our Chief Executive Officer, Dr. Changli Wang on June 6, 2010.  Dr. Wang is entitled to insurance benefits, five weeks vacation, a car and reimbursement of business expenses and, if necessary, relocation expenses.  The agreement is terminable by us for death, disability and cause.  Dr. Wang may terminate the employment agreement for good reason, which includes our breach; the executive’s not being a member of the board of directors, and change of control.  The agreements contain provisions for the protection of confidential information and a three-year-after employment non-competition period within China.

On January 20, 2009, we entered into a three-year employment agreement with Mr. Peter Li, pursuant to which Mr. Li agreed to serve as our Chief Financial Officer, effective as of February 1, 2009.  In addition to management of our corporate finances, Mr. Li’s duties include oversight of our corporate strategy, investor relationship management and acquisitions.  His compensation includes salaries, options, benefits, and bonuses.

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

D.  Employees

We had 3,106, 2,185 and 1,736 employees as of June 30, 2011, 2010 and 2009, respectively.  Substantially all of our employees are located in China.  The following table sets forth our employees as of June 30, 2011 based on their functional area within the Company:

Category	Number of Employees
Sales & Marketing	957
Research and development	807
Engineering	637
Production	349
Management	356
Total	3,106

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

E.  Share Ownership

The following table sets forth information, as of September 16, 2011, with respect to the beneficial ownership of our ordinary shares by (i) each person who is known by us to beneficially own more than 5% of our ordinary shares; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group.  The table does not include any preferred shares or ordinary shares that may be issued under the rights plan of the company. The address of each of the persons set forth below is in care of Hollysys Automation Technologies Ltd., No. 2 Disheng Middle Road, Beijing Economic-Technological Development Area, Beijing, P. R. China 100176.

Name & Address of Beneficial Owner	Office, if Any	Title of Class	Amount & Nature of Beneficial Ownership (1)		Percent of Class (2)
Officers and Directors
Changli Wang	CEO and Chairman	Ordinary Shares	8,935,840	(3)	16.44%
Peter Li	Chief Financial Officer	Ordinary Shares	300,000	(4)	*
Colin Sung	Director	Ordinary Shares	45,000	(5)	*
Jerry Zhang	Director	Ordinary Shares	36,000	(6)	*
Qingtai Chen	Director	Ordinary Shares	30,000	(7)	*
Jianyun Chai	Director	Ordinary Shares	30,000	(8)	*
An Luo	Vice President	Ordinary Shares	6,057,303	(9)	11.14%
All officers and directors as a group (6 persons named above)		Ordinary Shares	15,424,143		28.38	%(12)
5% Securities Holder
Changli Wang	CEO and Chairman	Ordinary Shares	8,935,840	(3)	16.44%
Plus View Investments Limited		Ordinary Shares	6,057,303	(9)	11.14%

Li Qiao		Ordinary Shares	3,807,516	(10)	7.00%

Unionway Resources Limited		Ordinary Shares	4,113,948	(11)	7.57%

Wenfu Wang		Ordinary Shares	4,113,948	(11)	7.57%
All persons named above as a group		Ordinary Shares	27,210,483		50,04%

* Less than 1%.

(1)
Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Except as otherwise indicated, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)
A total of 55,698,917 shares of our ordinary shares as of September 16, 2011 are outstanding pursuant to SEC Rule 13d-3(d)(1).  For each beneficial owner above, any options or warrants exercisable within 60 days have been included in the denominator.

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

A.  Major Shareholders

Please refer to Item 6.E “Directors, Senior Management and Employees — Share Ownership.”

B.  Related Party Transactions

Related Party Relationships

Name of Related Parties	Relationship with the Company

Hollysys Information	20% owned by Beijing HollySys
New Huake Electronic Technology Co., Ltd. (“New Huake”)	37.5% owned by Beijing HollySys
China Techenergy Co., Ltd. (“China Techenergy”)	50% owned by Beijing HollySys
IPE	23.39％owned by Beijing HollySys
Hollysys Electric Tech Co., Ltd. (“Hollysys Electric Tech”)	40% owned by Beijing HollySys
Hollysys Equipment Technology Co., Ltd. (“Hollysys Equipment”)	20% owned by Beijing HollySys
Zhejiang Sanxin Engineering Co., Ltd (“Zhejiang Sanxin”)	6% owned by Hangzhou HollySys

Due from Related Parties
	June 30,
	2010	2011

Hollysys Information	$998,113	$1,333,534
China Techenergy	9,749,715	10,837,123
Hollysys Electric Tech	9,234	-
Hollysys Equipment	4,565	4,790
Zhejiang Sanxin	3,201	-

	$10,764,828	$12,175,447

The Company’s management believed that the collection of amounts due from related parties were reasonably assured and accordingly, no provision had been made for these balances of due from related parties.

Due to Related Parties
	June 30,
	2010	2011

Hollysys Information	1,853,162	2,725,059
New Huake	73,191	58,203
Hollysys Equipment Technology Co. Ltd.	1,696	1,780
Beijing Techenergy Co., Ltd	673,966	536,125
Hollysys Electric Tech Co., Ltd	8,584	17,396

	$2,610,599	$3,338,563

Purchases and Sales with Related Parties

Purchases of goods and services
	Year Ended June 30,
	2009	2010	2011

Hollysys Electric Tech	$24,709	$41,757	$34,085
Beijing Techenergy	1,531,058	70,368	-
Hollysys Information	728,897	4,857,416	2,151,391
New Huake	431,693	493,203	879,111

	$2,716,357	$5,462,744	$3,064,587

Purchase of buildings
	Year Ended June 30,
	2009	2010	2011

Hollysys Information	$-	$-	$3,608,675

Lease Expenses
	Year Ended June 30,
	2009	2010	2011

Hollysys Information	$-	$32,069	$-

Sales
	Year Ended June 30,
	2009	2010	2011

HollySys Electric Tech	$13,865	$11,038	$13,478
Beijing Techenergy	5,721,797	4,189,366	3,557,125
Hollysys Information	920,333	2,184,844	727,460
Zhejiang Sanxin	-	8,337	-
Hollysys Equipment	30,794	1,385	-

	$6,686,789	$6,394,970	$4,298,063

Lease Income
	Year Ended June 30,
	2009	2010	2011

Beijing Techenergy	$27,835	$-	$-
Hollysys Equipment	3,351	-	-

	$31,186	$-	$-

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

Notwithstanding the understanding that earnings will be accumulated, our ability to pay dividends depends substantially on the receipt of dividends to us by our PRC subsidiaries. Each of our PRC subsidiaries may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and the accounting standards and regulations in China.  Pursuant to applicable PRC laws and regulations, 10% of after-tax profits of each of our consolidated PRC entities is required to be set aside in a statutory surplus reserve fund annually until the reserve balance reaches 50% of such PRC entity’s registered capital. Allocations from these statutory surplus reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends.

Under the New EIT Law and its implementation rules issued by the PRC State Council, both of which became effective on January 1, 2008, dividends from our PRC subsidiaries to us may be subject to a withholding tax at the rate of 10% if the dividend is derived from profits generated after January 1, 2008. If we are deemed to be a PRC resident enterprise, the withholding tax may be exempted, but in such a case we will be subject to a 25% tax on our global income, and our non-PRC investors may be subject to PRC income tax withholding.  For a more detailed discussion of the New EIT Law, see Item 10- Additional Information, Subpart E, Taxation in China of this Form 20-F Report.

Because we do not anticipate that dividends will be paid in the future, the above limitations and taxes are not considered to have any current effect on the company.

B. Significant Changes

On May 18, 2011, the Company entered into a stock purchase agreement (the “SPA”) to acquire 100% ownership of the Concord Group which is engaged in the provision of electrical works and infrastructure engineering services in South-East Asia and the Middle East. The total consideration of the acquisition consisted of cash consideration of SGD$41.5 million (approximately $33,864,422), and 1,006,788 ordinary shares  of the Company.

In addition, the Company is obligated to issue an aggregate of 1,510,181 ordinary shares  of the Company (“Incentive Shares”) to the management of the Concord Group  if the Concord Group’s net income equals or exceeds $10 million and $11.5 million for the fiscal years ending June 30, 2012 and 2013, respectively (“Targeted Net Income Threshold”), in accordance with the SPA. The Company shall issue 50% of Incentive Shares to the management of the Concord Group on an all or none basis per year when the Targeted Net Income Threshold was achieved.

On May 30, 2011, the Company paid SGD$20.75 million (equivalent to approximately $16,856,148) as an advance of purchase price consideration for the acquisition of the Concord Group.

On July 1, 2011, the closing conditions were met, and the acquisition of the Concord Group was completed. The Company made the final cash payment of SGD$20.75 million (equivalent to approximately $17,008,274) on July 11, 2011. On September 6, 2011, 1,006,788 ordinary shares were issued as the balance of the purchase consideration due for the Concord Group.

Through the acquisition, the Company seeks to expand the existing distribution and marketing channels to cross sell the Company’s existing product lines in rail and industrial segments to fast growing South-East Asia and the Middle East markets. The operating results of Concord Group will be included in the Company consolidated financial statement for the year ending June 30, 2012, and thereafter.

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

	The OTCBB Price per Common Stock/Ordinary Shares		The OTCBB Price per Warrant		The OTCBB Price per Unit		Nasdaq (2) Price per Share
	High	Low	High	Low	High	Low	High		Low
Annual Market Prices(3)
Year 2007 (until September 20, 2007)	$8.70	$7.20	$3.65	$2.46	$15.85	$12.29		N/A		N/A
Year 2008 (from September 21, 2007 through June 3June 30, 2008)(1)	N/A	N/A	N/A	N/A	N/A	N/A		N/A		N/A
Year 2009	N/A	N/A	N/A	N/A	N/A	N/A		$7.30		$2.03
Year 2010	N/A	N/A	N/A	N/A	N/A	N/A		$13.09		$5.52
Year 2011	N/A	N/A	N/A	N/A	N/A	N/A	$

Quarterly Market Prices
First Quarter 2010 ended September 30, 2009	N/A	N/A	N/A	N/A	N/A	N/A		$9.97		$5.52
Second Quarter 2010 ended December 31, 2009	N/A	N/A	N/A	N/A	N/A	N/A		$13.09		$8.62
Third Quarter 2010 ended March 31, 2010	N/A	N/A	N/A	N/A	N/A	N/A		$12.54		$9.69
Fourth Quarter 2010 ended June 30, 2010	N/A	N/A	N/A	N/A	N/A	N/A		$12.62		$8.43
First Quarter 2011 ended September 30, 2010	N/A	N/A	N/A	N/A	N/A	N/A		$11.19		$8.33
Second Quarter 2011 ended December 31, 2010	N/A	N/A	N/A	N/A	N/A	N/A		$15.99		$11.03
Third Quarter 2011 ended March 31, 2011	N/A	N/A	N/A	N/A	N/A	N/A		$18.15		$11.56
Fourth Quarter 2011 ended June 30, 2011	N/A	N/A	N/A	N/A	N/A	N/A		$14.41		$7.59
First Quarter 2012 ended September 30, 2011	N/A	N/A	N/A	N/A	N/A	N/A	$		$

Monthly Market Prices
March 2011	N/A	N/A	N/A	N/A	N/A	N/A		$15.23		$11.56
April 2011	N/A	N/A	N/A	N/A	N/A	N/A		$14.41		$11.25
May 2011	N/A	N/A	N/A	N/A	N/A	N/A		$10.06		$7.68
June 2011	N/A	N/A	N/A	N/A	N/A	N/A		$11.30		$7.59
July 2011	N/A	N/A	N/A	N/A	N/A	N/A		$11.54		$6.93
August 2011	N/A	N/A	N/A	N/A	N/A	N/A		$7.22		$4.54
September 2011(through September 20, 2011)	N/A	N/A	N/A	N/A	N/A	N/A		$7.50		$5.39

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

(3) All periods end June 30 of the stated year, unless otherwise noted.

There were  11,500,000 public warrants issued in connection with our August 2005 initial public offering.  Each warrant entitled the holder to purchase one ordinary share at an exercise price of $5.00.  Prior to redemption, a total of 11,442,614 warrants were exercised, equal to approximately 99.5% of all warrants originally issued.  The remaining 57,386 warrants were cancelled at redemption on December 17, 2007 and the holders of those warrants were paid the sum of $0.01 per warrant.

In addition, in connection with the initial public offering, we issued a unit purchase option to the representative of the underwriters, or the UPO.  The UPO was exercisable for 250,000 units, comprised of 250,000 of our ordinary shares and 500,000 warrants, each warrant to purchase one ordinary share.  The part of the UPO relating to the underlying warrants expired in 2009 pursuant to the terms of the UPO.  In April 2010, the holders of the UPO exercised the UPO, on a cashless basis, and we issued an aggregate of 92,567 ordinary shares to them, in full satisfaction of the UPO.

During the period from December 2010 to February 2011, a total of 243,000 options were exercised by the option holders, of which 150,000 and 93,000 options were exercised at a price of $2.24 and $7.90, respectively. The company issued an aggregate of 243,000 ordinary shares.

B. Plan of Distribution

Not applicable

C. Markets

See our disclosures under “Item 9. A. Offer and Listing.”

D. Selling Shareholders

Not Applicable

E. Dilution

Not Applicable

F. Expenses of Issue

Not Applicable

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

Register

The Company was incorporated in the BVI on February 6, 2006 under the BVI Business Companies Act, 2004, or the 2004 Act.  The Company filed a Certificate of Change of Name to change its name from HLS Systems International, Inc. to Hollysys Automation Technologies Ltd. on July 17, 2009.  The Company’s memorandum of association authorizes the issuance of up to 100,000,000 ordinary shares of $0.001 par value, and (ii) 90,000,000 preferred shares of $0.001 par value.

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

Directors may only be removed for cause by the shareholders.

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

On May 18, 2011, the Company entered into a stock purchase agreement (the “SPA”) to acquire 100% ownership of Concord Group which is engaged in the provision of electrical works and infrastructure engineering services in South East Asia and the Middle East. The total consideration of the acquisition consisted of cash consideration of SGD$41.5 million (approximately $33,864,422), and 1,006,788 ordinary shares of the Company.

In addition, the Company is obligated to issue an aggregate of 1,510,181 ordinary shares  of the Company (“Incentive Shares”) to the management of the Concord Group, if the Concord Group’s net income equals or exceeds $10 million and $11.5 million for the fiscal years ending June 30, 2012 and 2013, respectively (“Targeted Net Income Threshold”), in accordance with the SPA. The Company shall issue 50% of Incentive Shares to the management of the Concord Group on an all or none basis per year when the Targeted Net Income Threshold is achieved.

On May 30, 2011, the Company paid SGD$20.75 million (equivalent to approximately $16,856,148) as an advance of purchase price consideration for the acquisition of the Concord Group.

On July 1, 2011, the closing conditions were met and the acquisition of the Concord Group was completed. The Company made the final cash payment of SGD$20.75 million (equivalent to approximately $17,008,274) on July 11, 2011. On September 6, 2011, 1,006,788 ordinary shares were issued as the balance of the purchase consideration due for the Concord Group.

Through the acquisition, the Company seeks to expand the existing distribution and marketing channels to cross sell the Company’s existing product lines in rail and industrial segments to fast growing South-East Asia and the Middle East markets. The operating results of Concord Group will be included in the Company consolidated financial statement for the year ending June 30, 2012 and thereafter.

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

Passive Foreign Investment Company Rules (PFIC)

We believe that we were not a PFIC for United States federal income tax purposes for our taxable year ended June 30, 2011.  However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including goodwill) from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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

Interest Rate Risk

We are exposed to interest rate risk primarily with respect to our short-term bank loans.  Although the interest rates, which are based on the banks’ prime rates with respect to our short-term loans are fixed for the terms of the loans, the terms are typically three to twelve months for short-term bank loans and interest rates are subject to change upon renewal.  There were no material changes in interest rates for short-term bank loans renewed during the fiscal year ended June 30, 2011.

A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings as of June 30, 2011, would decrease net income before provision for income taxes by approximately $0.49 million for the fiscal year ended June 30, 2011.  Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds.  We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. Dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB.  All of our assets are denominated in RMB except for cash.  As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. Dollars and RMB.  If the RMB depreciates against the U.S. Dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. Dollar financial statements will decline.  Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated at historical exchange rates.  Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of shareholders’ equity.  An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $1.28 million based on our outstanding revenues, costs and expenses, assets, and liabilities denominated in RMB as of June 30, 2011.

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

Inflation

Inflationary factors such as increases in the cost of our out-sourced components for our products and overhead costs, including wages and employment taxes, may adversely affect our operating results.  Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, the inflationary environment in China has changed during the last 12 to 18 months, and we have experienced some increases in costs in various aspects of our business, notably in the areas of wages and other employee expenses and financing costs.  If there is persistent inflation over time or a period of inflation at high or accelerated rates in the future, we belive that, then, inflation would have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase with these increased costs.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.             MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

In August 2010 our Board of Directors adopted the 2010 Rights Plan. The 2010 Rights Plan provides for a dividend distribution of one preferred share purchase Right, for each outstanding ordinary share.  Each Right entitles the shareholder to buy 1 share of our Class A Preferred Stock at an exercise price of $160.  The Rights will become exercisable if a person or group announces an acquisition of 20% or more of our outstanding ordinary shares, or announces commencement of a tender offer for 20% or more of the ordinary shares. In that event, the Rights permit shareholders, other than the acquiring person, to purchase our ordinary shares having a market value of twice the exercise price of the Rights, in lieu of the Class A Preferred Stock. In addition, in the event of certain business combinations, the Rights permit the purchase of the ordinary shares of an acquiring person at a 50% discount.  Rights held by the acquiring person become null and void in each case.  Unless terminated earlier by our Board of Directors, the 2010 Rights Plan will expire on September 27, 2020.

In connection with the adoption of the 2010 Rights Plan, we amended our Memorandum and Articles of Association to increase our authorized shares of Class A Preferred Stock from 10,000,000 shares to 90,000,000 shares, and to provide that directors may only be removed by shareholders for cause.

ITEM 15T.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act, our management has carried out an evaluation, with the participation and under the supervision of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2011.

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

Management conducted its evaluation of disclosure controls and procedures under the supervision of our chief executive officer and our chief financial officer.  Based upon, and as of the date of this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2011.

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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2011. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, management believes that, as of June 30, 2011, our internal control over financial reporting was effective based on those criteria.

Our independent registered public accounting firm has audited our internal control over financial reporting as of June 30, 2011 and has issued an attestation report set forth below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Hollysys Automation Technologies Ltd.

We have audited the internal control over financial reporting of Hollysys Automation Technologies Ltd. and its subsidiaries (the “Company”) as of June 30, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 15, Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Hollysys Automation Technologies Ltd. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of June 30, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hollysys Automation Technologies Ltd. and its subsidiaries as of June 30, 2010 and 2011, and the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2011 and our report dated September 20, 2011 expressed an unqualified opinion thereon.

/S/  BDO Limited

Hong Kong

September 20, 2011

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the year ended June 30, 2011, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by BDO Limited, our independent registered public accounting firm, for the fiscal years ended June 30, 2011 and 2010:

	2010	2011
Audit fees(1)	$581,000	$550,000
Audit-related fees		-
Tax fees	-	-
All other fees	-	-
Total	581,000	550,000

(1)
Consists of the aggregate fees billed for each of the fiscal years ended June 30, 2010 and 2011 for professional services rendered by the principal accountant, BDO limited, for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for the fiscal years ended June 30, 2010 and 2011 were $450,000 and $470,000, respectively. And the fees for limited review procedures of our quarterly review of our quarterly financial information in each of the fiscal years ended June 30, 2010 and 2011 were $131,000 and $80,000, respectively.

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

We have applied and granted for following our corporate home country rule of British Virgin Islands with respect to shareholder meeting’s time and interval with NASDAQ. Under our home country rule, we are not required to hold annual shareholder meeting unless there are issues requiring approval of general shareholder meeting.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities by us or by any of our affiliates during the period covered by this Annual Report.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Our corporate governance practices have generally followed the requirements of NASDAQ listing rules with respect to corporate governance.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM18.	FINANCIAL STATEMENTS

Our Audited Financial Statements for the Years Ended June 30, 2011, 2010 and 2009 are included in this annual report.

ITEM19.	EXHIBITS

Number	Description

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

4.5
Share Sale and Purchase Agreement, by Unionway Resources Limited and the Company, dated December 23, 2009. ((Incorporated by reference to Exhibit 4.20 of the Report on Form 20-F for the fiscal year ended June 30, 2010 filed with the Securities and Exchange Commission on December 22, 2010)

4.6*	Stock Purchase Agreement, by Concord Corporation Pte. Ltd and the Company, dated March 18, 2011.

4.7*	Form of Joint Venture Agreement regarding China Techenergy Co., Ltd., the 50/50 joint venture between China Guangdong Nuclear Power Holdings Co., Ltd., and the Registrant.

4.8	Director engagement letter with Ms. Jerry Zhang, dated October 30, 2010.

4.9	Director engagement letter with Mr. Colin Sung, dated December 18, 2010.

4.10	Director engagement letter with Mr. Jianyun Chai, dated June 2, 2011.

4.11	Director engagement letter with Mr. Qingtai Chen, dated June 2, 2011.

8.1*	List of subsidiaries

11.1	Code of Ethics (included as Annex G to the Proxy Statement/Prospectus contained in Registration Statement 333-132826 and incorporated by reference herein)

12.1*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

15.4	Consent of BDO Limited, relating to Form S-8 registration statement 333-170811*

* Filed with this annual report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

/s/ Changli Wang
Changli Wang
September 20, 2011	Chief Executive Officer

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In US Dollars)
	June 30,
	2010	2011
ASSETS
Current Assets
Cash and cash equivalents	$119,501,945	$90,669,059
Contract commitment deposit in banks	4,383,684	4,115,733
Accounts receivable, net of allowance for doubtful accounts of $8,408,318 and $10,691,810 (note 4)	64,384,519	98,002,235
Cost and estimated earnings in excess of billings, net of allowance for doubtful accounts of $1,102,016 and $1,232,813 (note 5)	60,928,056	103,515,659
Other receivables, net of allowance for doubtful accounts of $214,789 and $249,052	4,102,136	5,057,899
Advances to suppliers	10,676,175	7,818,493
Amount due from related parties (note 17)	10,764,828	12,175,447
Inventories, net of provision of $2,393,546 and $1,738,184 (note 3)	23,554,331	27,972,600
Prepaid expenses	1,022,803	1,018,841
Income tax recoverable	1,083,640	1,098,806
Deferred tax assets (note 15)	956,969	2,021,466
Assets held-for-sale (note 6)	-	8,945,718
Total current assets	301,359,086	362,411,956

Advance payment for acquisition of a subsidiary (note 21)	-	16,856,148
Property, plant and equipment, net (note 6)	65,345,618	59,753,192
Long term investments (note 7)	17,348,159	18,571,152
Deferred tax assets (note 15)	677,388	991,496

Total assets	$384,730,251	$458,583,944

LIABILITIES AND EQUITY
Current liabilities
Short-term bank loans (note 9)	$1,472,559	$11,528,465
Current portion of long-term bank loans (note 11)	1,472,559	5,408,245
Current portion of long-term bond payable (note 10)	11,780,471	-
Accounts payable	41,479,662	63,397,616
Construction cost payable	12,562,565	1,882,872
Deferred revenue	33,552,968	43,202,760
Accrued payroll and related expense	4,386,681	6,181,626
Income tax payable	5,971,136	5,060,131
Warranty liabilities (note 8)	1,916,654	2,798,800
Other tax payables	10,632,611	12,547,517
Accrued liabilities	8,078,783	5,692,209
Amounts due to related parties (note 17)	2,610,599	3,338,563
Total current liabilities	135,917,248	161,038,804

Long-term bank loans (note 11)	35,341,413	31,676,865

Total liabilities	$171,258,661	$192,715,669

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS – Continued
(In US Dollars)
	June 30,
	2010	2011

Commitments and contingencies (note 20)	-	-

Equity
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized, 54,449,129 and 54,692,129 shares issued and outstanding (note 12)	$54,450	$54,693
Additional paid-in capital	138,751,162	140,373,585
Appropriated earnings	17,396,777	23,061,779
Retained earnings	38,936,792	74,741,788
Accumulated comprehensive income - translation adjustments	17,557,544	26,825,812
Total Hollysys Automation Technologies Ltd. stockholders’ equity	212,696,725	265,057,657

Non-controlling interests	774,865	810,618
Total equity	213,471,590	265,868,275

Total liabilities and equity	$384,730,251	$458,583,944

See accompanying notes to consolidated financial statements

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In US Dollars)

	Year Ended June 30,
	2009	2010	2011
Revenues
Integrated contract revenue	$149,303,309	$164,118,183	$248,576,098
Products sales	8,198,758	9,971,013	14,265,788
Total revenues	157,502,067	174,089,196	262,841,886

Cost of integrated contracts	99,423,487	110,268,475	165,354,157
Cost of products sold	3,500,471	3,668,899	6,359,013
Gross profit	54,578,109	60,151,822	91,128,716

Operating expenses
Selling expenses	10,021,832	12,152,019	20,445,846
General and administrative expenses	48,981,078	13,914,091	16,671,448
Research and development expenses	8,829,402	13,071,318	20,132,575
VAT refunds and government subsidies	(7,703,724)	(11,533,006)	(10,811,919)
Total operating expenses	60,128,588	27,604,422	46,437,950

Income (loss) from operations	(5,550,479)	32,547,400	44,690,766

Other income (expense), net	322,713	(215,277)	(208,093)
Gains on disposal of long term investments (note 7)	400,556	-	1,400,533
Dilution gain on share of an equity investee (note 7)	-	-	756,619
Share of net income of equity investees	178,167	3,958,073	2,847,866
Interest expense, net	(954,078)	(1,070,772)	(1,578,610)
Income (loss) before income taxes	(5,603,121)	35,219,424	47,909,081

Income taxes expenses (note 15)	3,061,141	7,663,433	6,443,967
Net income (loss)	(8,664,262)	27,555,991	41,465,114

Less: Net income (loss) attributable to non-controlling interests	5,186,802	1,851,453	(4,884)
Net income (loss) attributable to Hollysys Automation Technologies Ltd.	$(13,851,064)	$25,704,538	$41,469,998

Other comprehensive income (loss)
Net income (loss)	$(8,664,262)	$27,555,991	$41,465,114
Translation adjustments	605,582	1,219,809	9,308,905
Comprehensive income (loss)	(8,058,680)	28,775,800	50,774,019

Less: Comprehensive income attributable to non-controlling interests	5,254,351	1,876,297	35,753
Comprehensive income (loss) attributable to Hollysys Automation Technologies Ltd.	$(13,313,031)	$26,899,503	$50,738,266

Net income (loss) per share (note 16)
Weighted average number of ordinary shares	44,950,833	51,243,667	54,564,842
Weighted average number of diluted ordinary shares	44,950,833	51,838,294	54,949,280
Basic earnings (loss) per share attributable to Hollysys Automation Technologies Ltd.	$(0.31)	$0.50	$0.76
Diluted earnings (loss) per share attributable to Hollysys Automation Technologies Ltd.	$(0.31)	$0.50	$0.75

See accompanying notes to consolidated financial statements

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US Dollars)

	Year ended June 30,
	2009	2010	2011
Cash flows from operating activities:
Net income (loss)	$(8,664,262)	$27,555,991	$41,465,114
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,241,344	2,683,042	4,468,592
Allowance for doubtful accounts	1,145,770	2,790,078	2,816,320
Provision for inventories	517,694	1,279,406	211,919
Loss (gain) on disposal of property, plant and equipment	58,133	14,112	(166,177)
Impairment loss on goodwill	-	286,610	-
Impairment loss on property, plant and equipment	-	715,246	23,711
Impairment loss on long-term investments	-	152,732	165,948
Share of net income from equity investees	(178,167)	(3,958,073)	(2,847,866)
Gains on disposal of long-term investments	(400,556)	-	(1,400,533)
Dilution gain on share of an equity investee	-	-	(756,619)
Amortization of expenses accrued for bond payable	61,222	61,281	31,531
Stock-based compensation	39,559,026	524,076	551,966
Deferred tax assets (liabilities), net	530,229	(885,014)	(1,297,968)
Loss on deemed acquisition of a subsidiary	18,962	-	-
Changes in operating assets and liabilities:
Accounts receivable	2,517,399	(10,131,840)	(30,227,617)
Cost and estimated earnings in excess of billings	(8,301,687)	(10,191,299)	(42,587,603)
Inventories	5,311,489	(5,996,365)	(3,468,049)
Advance to suppliers	(861,429)	(2,598,327)	3,384,430
Other receivables	(573,733)	(93,051)	(685,398)
Deposits and other assets	(1,975,917)	1,497,584	506,365
Due from related parties	(4,581,972)	(3,143,615)	(336,128)
Accounts payable	13,056,177	5,032,941	18,481,215
Deferred revenue	397,735	12,480,428	7,994,334
Accruals and other payable	(2,748,314)	5,953,753	2,113,829
Due to related parties	(17,671)	1,145,916	(457,800)
Tax payable	3,015,986	4,970,204	222,993
Net cash provided by (used in) operating activities	40,127,458	30,145,816	(1,793,491)

Cash flows from investing activities:
Purchase of property, plant and equipment	(8,728,334)	(20,918,968)	(16,045,183)
Proceeds from disposal of property, plant and equipment	13,271	9,251	12,574
Repayment from related parties	1,134,090	653,325	27
Acquisition of long term investments	(3,895,781)	(1,001,569)	-
Proceeds from disposal of long-term investments	2,103,136	-	3,726,997
Dividends from long-term investments	69,568	58,640	90,517
Acquisition of a subsidiary, net of cash acquired	(439,374)	(279,120)	-
Cash prepaid for acquisition of a subsidiary	-	-	(16,856,148)
Deposit for acquisition of equity interest from non-controlling interest	(2,196,869)	-	-
Net cash used in investing activities	$(11,940,293)	$(21,478,441)	$(29,071,216)

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued
(In US Dollars)

	Year ended June 30,
	2009	2010	2011
Cash flows from financing activities:
Repayments of bonds payable	$-	$-	$(12,068,913)
Proceeds from short-term bank loans	5,858,317	-	15,671,580
Repayments of short-term bank loans	(4,393,738)	(4,397,989)	(5,924,784)
Proceeds from long-term bank loans	36,614,479	-	-
Repayments of long-term bank loans	(2,196,869)	(5,130,987)	(1,508,614)
Cash injected by non-controlling interest	-	718,338	-
Acquisition of equity interest from non-controlling interest	-	(10,373,600)	-
Proceeds from exercise of share options	-	-	1,070,700
Net cash provided by (used in) financing activities	35,882,189	(19,184,238)	(2,760,031)

Effect of foreign exchange rate changes	562,754	1,136,142	4,791,852
Net increase (decrease) in cash and cash equivalents	$64,632,108	$(9,380,721)	$(28,832,886)

Cash and cash equivalents, beginning of year	64,250,558	128,882,666	119,501,945
Cash and cash equivalents, end of year	$128,882,666	$119,501,945	$90,669,059

Supplementary disclosures of cash flow information:
Cash paid during the year for:
Interest, net of capitalized interest cost	$2,576,444	$2,227,667	$2,680,141
Income tax	$2,758,695	$5,074,938	$7,109,057

Supplementary disclosures of significant non-cash transactions:
Issuance of ordinary shares in connection with acquisition of equity interest in a subsidiary from non-controlling interest	$-	$53,011,515	$-
Issuance of additional ordinary shares upon exercise of Unit Purchase Option	$-	$93	$-

See accompanying notes to consolidated financial statements.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF EQUITY
(In US Dollars)
	Ordinary Shares		Additional Paid-in Capital	Appropriat- ed Earnings	Retained Earnings	Accumulat ed Comprehen -sive Income	Total Hollysys Automation Technologies Ltd. Stockholders’ Equity	Non- controlling Interests	Total Equity
	Shares	Amount

Balance at July 1, 2008	43,942,614	$43,943	$91,667,183	$11,676,276	$30,542,484	$13,364,012	$147,293,898	$17,645,377	$164,939,275

Incentive stock compensation	6,000,000	6,000	39,553,026	-	-	-	39,559,026	-	39,559,026
Acquisition of additional equity interest in a subsidiary from non-controlling interest	-	-	-	-	-	-	-	(420,487)	(420,487)
Net loss for the year	-	-	-	-	(13,851,064)	-	(13,851,064)	5,186,802	(8,664,262)
Appropriation	-	-	-	3,459,166	(3,459,166)	-	-	-	-
Translation adjustments	-	-	-	-	-	538,033	538,033	67,549	605,582
Balance at June 30, 2009	49,942,614	$49,943	$131,220,209	$15,135,442	$13,232,254	$13,902,045	$173,539,893	$22,479,241	$196,019,134

Incentive stock compensation	-	-	524,076	-	-	-	524,076	-	524,076
Acquisition of additional equity interest in a subsidiary from non-controlling interest	4,413,948	4,414	7,006,970	2,261,335	-	2,460,534	11,733,253	(24,305,847)	(12,572,594)
Acquisition of a subsidiary	-	-	-	-	-	-	-	7,548	7,548
Capital contribution from non-controlling interest	-	-	-	-	-	-	-	717,626	717,626
Issuance of ordinary shares upon exercise of UPO	92,567	93	(93)	-	-	-	-	-	-
Net Income for the year	-	-	-	-	25,704,538	-	25,704,538	1,851,453	27,555,991
Translation adjustments	-	-	-	-	-	1,194,965	1,194,965	24,844	1,219,809

Balance at June 30, 2010	54,449,129	$54,450	$138,751,162	$17,396,777	$38,936,792	$17,557,544	$212,696,725	$774,865	$213,471,590

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF EQUITY - Continued
(In US Dollars)

	Ordinary Shares		Additional Paid-in Capital	Appropriat -ed Earnings	Retained Earnings	Accumulat- ed Comprehen -sive Income	Total Hollysys Automation Technologies Ltd. Stockholders’ Equity	Non- controlling Interests	Total Equity
	Shares	Amount

Balance at June 30, 2010	54,449,129	$54,450	$138,751,162	$17,396,777	$38,936,792	$17,557,544	$212,696,725	$774,865	$213,471,590

Incentive stock compensation	-	-	551,966	-	-	-	551,966	-	551,966
Issuance of ordinary shares upon exercise of share options	243,000	243	1,070,457	-	-	-	1,070,700	-	1,070,700
Net Income for the year	-	-	-	-	41,469,998	-	41,469,998	(4,884)	41,465,114
Appropriation	-	-	-	5,665,002	(5,665,002)	-	-	-	-
Translation adjustments	-	-	-	-	-	9,268,268	9,268,268	40,637	9,308,905

Balance at June 30, 2011	54,692,129	$54,693	$140,373,585	$23,061,779	$74,741,788	$26,825,812	$265,057,657	$810,618	$265,868,275

NOTE 1 - ORGANIZATION AND BUSINESS BACKGROUND

Hollysys Automation Technologies Ltd. (“Hollysys” or the “Company”), formerly known as HLS Systems International Ltd., was established under the laws of the British Virgin Islands (“BVI”) on February 6, 2006, for the purpose of merging with Chardan North China Acquisition Corporation (“Chardan”), and to hold 100% interest in Gifted Time Holdings Limited (“GTH”) upon the completion of a share exchange transaction (the “Share Exchange Transaction”) on September 7, 2007.

As of June 30, 2011, details of the Company’s subsidiaries are as follows:

Name of company	Place of incorporation	Date of incorporation	Percentage of ownership interest attributable to the Company		Principal activities
			Directly	Indirectly

Gifted Time Holdings Limited (“GTH”)	BVI	September 21, 2005	100%	-	Investment holding

HollySys (Asia Pacific) Pte. Limited (“HAP”)	Singapore	October 23, 1997	100%	-	Sale of integrated automation products

Clear Mind Limited (“Clear Mind”)	BVI	November 29, 2007	-	100%	Investment holding

World Hope Enterprises Limited (“World Hope”)	Hong Kong	September 17, 2007	-	100%	Investment holding

Beijing He Li Tong S&T Exploration Co., Ltd. (“BJHLT”)	People’s Republic of China (“PRC”)	January 25, 2008	-	100%	Investment holding

Beijing Hollysys S&T Exploration Co., Ltd. (“Hollysys S&T”)	PRC	December 17, 2007	-	100%	Investment holding

Beijing Hollysys Automation & Drive Co., Ltd. (“Hollysys Automation”)	PRC	May 13, 2008	-	100%	Manufacture and sale of integrated automation products

Hangzhou Hollysys Automation Co., Ltd. (“Hangzhou Hollysys”)	PRC	September 24, 2003	-	100%	Provision of integrated industrial automation products and services

Beijing Hollysys Electronics Technology Co., Ltd. (“Hollysys Electronics”)	PRC	June 4, 2010	-	100%	Manufacture and sale of automation equipment

Name of company	Place of incorporation	Date of incorporation	Percentage of ownership interest attributable to the Company		Principal activities
			Directly	Indirectly
Beijing Hollycon Med. & Tech. Co., Ltd. (“Hollycon”)	PRC	June 4, 2010	-	51%	Manufacture and sale of medical automation equipment

Hollysys (Beijing) Investment Co., Ltd. (“Hollysys Investment ”)	PRC	April 15, 2011	-	100%	Investment management and consulting

Beijing Hollysys Co., Ltd. (“Beijing Hollysys”)	PRC	September 25, 1996	-	100%	Provision of integrated automation systems and services

Beijing Haotong Science and Technology Development Co., Ltd. (“Haotong”)	PRC	October 26, 2000	-	100%	Dormant

Beijing WoDeWeiYe Technology Exploration Co., Ltd. (“WoDeWeiYe”)	PRC	December 31, 1997	-	51%	Manufacture and sale of electric components

Xi’an Hollysys Co., Ltd. (“Xi’an Hollysys”)	PRC	March 9, 2011	-	100%	Research and development of automation

The Company is principally engaged in manufacture, sale and provision of integrated automation systems and services in the PRC mainly through the PRC operating subsidiaries.

On September 1, 2009, Beijing Hollysys acquired 51% equity interest of Beijing WoDe WeiYe Technology Limited (WoDeWeiYe”), which was principally engaged in intelligent electric meter business, at a cash consideration of RMB2 million (equivalent to $294,422), to further build up its foothold in the subway automation sector. The identifiable net assets of the acquiree was insignificant and goodwill of $286,610, comprised of the value of expected synergy arising from acquisition, was recognized and impaired during the year. The total net cash paid in this acquisition was $279,120. The amounts of WoDeWeiYe’s revenue and earnings included in the Company’s consolidated statement of operations for the year ended June 30, 2010, and the revenue and earnings of WoDeWeiYe had the acquisition date been July 1, 2008, or July 1, 2009, are insignificant to the Company’s result of operations.

On May 18, 2011, the Company entered into a stock purchase agreement (the “SPA”) to acquire  100% interest of Concord Corporation Pte. Ltd., which is incorporated in Singapore, and its affiliates including Concord Electrical Pte. Ltd. and Concord Electrical Sdn. Bhd. (“collectively referred to as the “Concord Group”), for a combination of cash and stock with a total value equivalent to approximately US $43.2 million.  This acquisition was completed subsequent to the balance sheet date as of June 30, 2010, please refer to note 21 to the financial statements for further details.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the financial statements of the Company and its subsidiaries.  All significant inter-company transactions and balances are eliminated during the process of consolidation. The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Non-controlling interests

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

The Company translates the assets and liabilities into U.S. dollars using the rate of exchange prevailing at the balance sheet date, and the statements of operations are translated at average rates during the reporting period.  Adjustments resulting from the translation of financial statements from RMB into U.S. dollars are recorded in stockholders’ equity as part of accumulated comprehensive income - translation adjustments.  Gains or losses resulting from transactions in currencies other than RMB are reflected in consolidated statement of operations for the reporting period.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less to be cash equivalents.

Revenue Recognition

Revenues generated from designing, building, and delivering customized integrated industrial automation systems and providing relevant solutions are recognized over the contractual terms based on the percentage of completion method.  The contracts for designing, building, and delivering customized integrated industrial automation systems are legally enforceable binding agreements between the Company and customers.  Performance of these contracts will often extend over long periods, and the Company’s right to receive payments depends on its performance in accordance with these contractual agreements.  The duration of contracts the Company performs is depending on the contract size in terms of dollar amounts.  In general, the bigger the contract size is, the longer the duration of that contract is.  The duration of a small contract is less than one year without including warranty period.  The duration of a large contract is longer than one year without including warranty period.  Including the warranty period, all of the contracts have a duration of longer than one year, ranging from 16 months to 61 months.   The operating cycle of the Company is determined by a composite of many individual contracts in various stage of completion and is measured by the duration of the average time intervening between the acquisition of materials or service entering the construction process and the substantial completion of contracts.  Based on the historical experience, the operating cycle of the Company exceeds one year.

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

On January 1, 2009, the Company elected to change the “costing method” for purchased inventories previously accounted for on the “weighted average basis” to the “first-in, first-out basis”.  The percentage of purchased inventories accounted for under the weighted average method shared approximately 64% of the closing inventories at December 31, 2008.  The Company believes that purchased inventories measured based on first-in first-out basis can better reflect the current value of purchased inventories on the Consolidated Balance Sheet and enhances the matching of future cost of sales with revenues. Since the change of the inventories costing method did not result in a material cumulative difference or a material difference in any one reporting period, and consequently the prior periods figures have not been restated.  The cumulative effect of the accounting change, which was immaterial, was reflected in the results of operations in the year ended June 30, 2009.

The Company makes provisions for estimated excess and obsolete inventory based on its regular reviews of inventory quantities on hand and the latest forecasts of product demand and production requirements from its customers.  The Company writes down inventories for non-saleable, excess or obsolete raw materials, work-in-process and finished goods by charging such write-downs to cost of sales.  In addition to write-downs based on newly introduced parts, statistics and judgments are used for assessing a provision on the remaining inventory based on salability and obsolescence.

Warranty

Warranty is a major term under an integrated contract, which will last, in general, for twelve months or otherwise be specified in the terms of the contract. The Company estimates warranty liability under a contract using a percentage of revenue recognized, which is derived from its historical experience, in order to recognize the warranty cost for a contract in the proper period of time.  In addition, the Company estimates whether or not the accrued warranty liabilities are adequate by considering specific conditions that may arise and the number of contracts under warranty period at each financial year-end.  The Company adjusts the accrued warranty liabilities in line with the result of its assessment.

Accounts Receivable and Cost and estimated earnings in excess of billings

Performance of the contracts often will extend over long periods and the Company’s right to receive payments depends on its performance in accordance with these contractual agreements.  The Company bills a customer in accordance with the amount specified under the contract from the cost and estimated earnings in excess of billings when the Company’s performance has reached a milestone.  In general, among four milestones, each interval of two contiguous billings under a contract is within one year (under certain railway and subway control system contracts, the interval of two contiguous billings is longer than one year) and the last billing to be issued for a contract is at the end of the warranty period.  When a customer makes a prepayment at the start of a contract, the amount received will be recorded as deferred revenue.  The deferred revenue would be recognized as revenue under the percentage of completion method along with the progress of a contract.  If no prepayment is received by the Company, revenue would be recognized through cost and estimated earnings in excess of billings.  Accordingly, when a particular milestone is reached, a particular amount of cost and estimated earnings in excess of billings will be transferred into accounts receivable and will be due upon reaching the billing milestone.  Cost and estimated earnings in excess of billings are usually billed within one year.

The Company does not require collateral from its customers.  Based on the prevailing collection practice in China, it is a reasonable expectation for the enterprises in automation industry to take over one year to collect accounts receivable.

The Company issues invoices to its customers without specifying credit terms and consequential interest charges for late payments by its customers.  The Company reviews the status of contracts periodically and decides how much of an allowance for doubtful accounts should be made based on factors surrounding the credit risk of customers and its historical experience.  The Company sets up a bad debt allowance for an individual customer if there is a deterioration of the customer’s credit worthiness and the assessed probability of default is higher than historical experience.

Based on the information available to management, the Company believes that its allowance for doubtful accounts as of June 30, 2010 and 2011 were adequate.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are stated net of accumulated depreciation.  Depreciation expense is determined using the straight-line method over the estimated useful lives of the assets as follows:

Land use right	49 years
Buildings	30 years
Machinery	5 - 10 years
Software	5 years
Vehicles	5 years
Electronic and other equipments	5 years

Construction in progress represents uncompleted construction work of certain facilities which, upon completion, management intends to hold for production purpose. In addition to costs under construction contracts, external costs directly related to the construction of such facilities, including duty and tariff, equipment installation and shipping costs, and borrowing costs are capitalized. Depreciation is recorded at the time assets are placed in service.

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

The impairment loss on long-lived assets for the years ended June 30, 2009, 2010 and 2011 were nil, $715,246, and $23,711 respectively, which represented impairment loss on property, plant and equipment.

Shipping and Handling Cost

All shipping and handling fees charged to customers are included in net revenue, and shipping and handling costs for goods shipped by the Company to customers are included in cost of integrated contract and/or cost of goods sold.

Goodwill and Impairment Test

Goodwill resulting from an acquisition is measured at the excess of the cost of the business combination over the fair value of the assets acquired and liabilities assumed.  Goodwill will not be amortized, instead be tested for impairment at least annually as prescribed by ASC Topic 350 Intangibles -  Goodwill and Other.  If the fair value is less than its carrying value, an indication of goodwill impairment exists, then the carrying value of goodwill is written down, and an impairment loss is recognized for any excess of the carrying amount over the implied fair value of the goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. For the year ended June 30, 2009, 2010 and 2011, there was an impairment loss of nil, $286,610, and nil respectively, included in general and administratively expenses. The carrying value of goodwill was nil as of June 30, 2010 and 2011.

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

Value Added Tax

All the PRC subsidiaries of the Company are subject to value added tax (“VAT”) imposed by the PRC government on its domestic product sales.  The output VAT is charged to customers who purchase goods from the Company and the input VAT is paid when the Company purchases goods from its vendors.  VAT rate is 17%, in general, depending on the types of product purchased and sold.  The input VAT can be offset against the output VAT.  VAT payable or receivable balance presented on the Company’s balance sheets represents either the input VAT less than or larger than the output VAT.  The debit balance represents a credit against future collection of output VAT instead of a receivable.

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

VAT Refunds and Government Subsidies

Pursuant to the laws and regulations of the PRC, the Company remits 17% of its sales as VAT to the government, and then is entitled to a refund of the 14% VAT levied on all sales containing internally developed software products. The Company recognizes the VAT refunds upon the completion of government approval process. Certain subsidiaries of the Company located in the PRC have, respectively, received certain government subsidies from local PRC government agencies.  Government subsidies are recognized when received and the conditions prescribed by the government have been fulfilled. VAT refunds and government subsidies are included as a credit in the operating expense in the consolidated statement of operations, which is largely research and development tax credit in essence.

Appropriations to Statutory Reserve

Under the corporate law and relevant regulations in the PRC, all of the subsidiaries of the Company located in the PRC are required to appropriate a portion of its retained earnings to statutory reserve.  All subsidiaries located in the PRC are required to appropriate 10% of its annual after-tax income each year to the statutory reserve until the statutory reserve balance reaches 50% of the registered capital.  In general, the statutory reserve shall not be used for dividend distribution purpose.

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

Comprehensive Income

The Company adopted ASC Topic 220 Comprehensive Income, which establishes standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements.  Accumulated other comprehensive income represents foreign currency translation adjustments and is included in the consolidated statement of operations and comprehensive income.

Long Term Investments

The Company accounted for its long-term investments under either an equity method or a cost method in accordance with its equity interest holding percentage. Long-term investments under cost method are periodically evaluated to determine if there have been any other than temporary declines below carrying value. A variety of factors are considered when determining if a decline in fair value below carrying value is other than temporary, including, among others, the financial condition and prospects of the investee, as well as the Company’ s investment intent. The investments in entities over which the Company has the ability to exercise significant influence are accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s Board of Directors and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

Under the equity method, original investments are recorded at cost and adjusted by the Company's share of undistributed earnings or losses of these entities, by the amortization of any difference between the amount of the Company's investment and its share of the net assets of the investee, and by dividend distributions or subsequent investments. All unrealized inter-company profits and losses are eliminated under the equity method. When the estimated amount to be realized from the investments falls below its carrying value, an impairment charge is recognized in the consolidated statements of operations when the decline in value is considered other than temporary.

The impairment loss on long term investments for the years ended June 30, 2009, 2010 and 2011 were nil, $152,732, and $165,948 respectively.

Capitalization of Interest

Interest incurred on borrowings used to construct the Company’s construction of facilities and assembly lines projects during the active construction period are capitalized. The capitalization of interest ceases once a project is substantially complete. The amount to be capitalized is determined by applying the weighted-average interest rate of the Company’s outstanding borrowings to the average amount of accumulated capital expenditures for assets under construction during the year and is added to the cost of the underlying assets and amortized over their respective useful lives.

Earnings (Loss) Per Share

The Company presents earnings per share in accordance with the ASC Topic 260 Earnings Per Share, which defines that basic earnings (loss) per share include no dilution and are computed by dividing income (loss) available to the ordinary shares by the weighted average number of ordinary shares outstanding during the period whereas diluted earnings (loss) per share reflect the potential dilution of securities that could share in the earnings of an entity.

Share-based Compensation

The Company adopted ASC Topic 718 Compensation - Stock Compensation, which requires that share-based payment transactions with employees, such as share options and restricted shares, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period.

Fair Value Measurements

The Company has adopted ASC Topic 820  Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. It does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. It establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable inputs, which may be used to measure fair value and include the following:

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

Reclassifications

The consolidated financial statements for prior years reflect certain reclassifications, which have no effect on previously reported results, to conform to the current year presentation.

Recent Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-06 Fair Value Measurements and Disclosures (Topic 820) Improving Disclosures about Fair Value Measurements (“ASU No. 2010-06”). This pronouncement is an authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than on a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU No. 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, which the Company adopted this statement as of July 1, 2010, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted. ASU No. 2010-06 does not require disclosures for earlier periods presented for comparative purposes at initial adoption. Since ASU No. 2010-06 only requires additional disclosures, it will not have an impact on our financial position or results of operations.

In December 2010, the FASB issued ASU No.2010-28, “Intangible-Goodwill and Other” (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU requires that reporting units with zero or negative carrying amounts perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Management does not believe the adoption of this update will materially impact the Company's financial condition, results of operations and disclosures.

In December 2010, the FASB issued ASU 2010-29, Business Combinations (Topic 805) Disclosure of Supplementary Pro Forma Information for Business Combinations. This ASU specifies that when financial statements are presented, the revenue and earnings of the combined entity should be disclosed as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. ASU 2010-29 is effective for business combinations with acquisition dates on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. Adoption of ASU 2010-29 will affect our disclosures of material business combinations in future periods.

In May 2011, the FASB issued ASU 2011-04 “Fair Value Measurement (Topic 820) Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”. This pronouncement is an authoritative guidance to amend certain measurement and disclosure requirements related to fair value measurements to improve consistency with international reporting standards. This guidance is effective prospectively for public entities for interim and annual reporting periods beginning after December 15, 2011, with early adoption by public entities prohibited. The Company is currently evaluating this guidance, but does not expect its adoption will have a material effect on its consolidated financial statements.

 In June 2011, the FASB issued ASU 2011-05 “Comprehensive Income (Topic 220) Presentation of Comprehensive Income”. This pronouncement is an authoritative guidance on the presentation of comprehensive income that will require a company to present components of net income and other comprehensive income in one continuous statement or in two separate, but consecutive statements. There are no changes to the components that are recognized in net income or other comprehensive income under current GAAP. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011, with early adoption permitted. The Company has elected to adopt this ASU 2011-05 early.

NOTE 3 - INVENTORIES

Components of inventories are as follows:

	June 30,
	2010	2011

Raw materials	$7,126,042	$9,078,780
Work in progress	5,491,687	5,338,130
Finished goods	13,274,854	15,228,823
Low value consumables	55,294	65,051
Less: Provision	(2,393,546)	(1,738,184)

	$23,554,331	$27,972,600

Provision for inventories is as follows:

	June 30,
	2009	2010	2011

Balance at beginning of year	$596,446	$1,114,140	$2,393,546
Additions	517,694	1,279,406	211,919
Written off	(2,071)	(191)	(985,404)
Exchange difference	2,071	191	118,123

	$1,114,140	$2,393,546	$1,738,184

NOTE 4 – ACCOUNTS RECEIVABLE

Allowance for doubtful debts for accounts receivable is as follows:

	June 30,
	2009	2010	2011

Balance at beginning of year	$5,285,529	$6,276,670	$8,408,318
Additions	1,116,346	2,438,328	2,731,820
Written off	(154,527)	(341,917)	(903,768)
Exchange difference	29,322	35,237	455,440

	$6,276,670	$8,408,318	$10,691,810

NOTE 5 – COST AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS

	June 30,
	2010	2011

Contract costs incurred plus estimated earnings	$320,014,935	$389,676,454
Less: Progress billings	(259,086,879)	(286,160,795)

Cost and estimated earnings in excess of billings, net	$60,928,056	$103,515,659

As of June 30, 2010 and 2011, balances of $7,065,816 and $11,351,985, respectively, were related to contracts which are completed but are still within the warranty period.

Allowance for doubtful accounts is as follows:

	June 30,
	2009	2010	2011

Balance at beginning of year	$884,663	$744,113	$1,102,016
Additions	50,444	353,412	76,423
Written off	(194,516)	-	-
Exchange difference	3,522	4,491	54,374

	$744,113	$1,102,016	$1,232,813

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT

A summary of property, plant and equipment at cost is as follows:

	June 30,
	2010	2011

Land use right	$7,282,148	$6,734,503
Buildings	13,608,227	41,388,443
Machinery	3,118,451	4,434,365
Software	1,206,719	2,798,335
Vehicles	1,234,259	1,282,623
Electronic equipments and other equipments	10,770,860	16,218,118
Construction in progress	39,329,699	757,390

	76,550,363	73,613,777
Less: Accumulated depreciation and amortization	(11,204,745)	(13,860,585)

	$65,345,618	$59,753,192

Land use rights represent rights to use state-owned lands in the PRC with lease terms of 50 years expiring in 2057.

Construction in progress consists of capital expenditures and capitalized interest charges relating to the construction of facilities and assembly lines projects. Interest of $206,595, $1,102,772 and $310,551 during the period of construction for the years ended June 30, 2009, 2010 and 2011, respectively, have been capitalized.

The Company commenced the construction of a new facility in Beijing, the PRC, during the year ended June 30, 2009, and the  construction project was completed in August 2010.

Upon the completion of the new facility, the Company relocated its headquarters to this new facility in August 2010. At that time, the management of the Company developed a plan to dispose of the old headquarters. The old headquarters comprised a piece of land and several buildings which the Company owned, except for the fourth and fifth floors of the main building which were owned by Hollysys Information Technology Co., Ltd (“Hollysys Information”), an unconsolidated investee of the Company. In order to carry out the disposal of buildings with the best earnings opportunity through selling the whole complex, the Company purchased the fourth and fifth floors of the main building from Hollysys Information for a cash consideration of RMB 23,353,900 (equivalent to $3,608,675), plus transaction costs of $108,260. After the acquisition of the fourth and fifth floors of the main building and the relocation of headquarters, the Company initiated a plan to sell the whole complex of buildings of the old headquarters, which comprised  land and building with a carrying value of $5,228,783, and the acquired floors with a carrying value of $3,716,935, and reclassified them to assets held for sale with an aggregate carrying value of $8,945,718 as of June 30, 2011. The old headquarters, recognized as assets held for sale, are no longer depreciated as they are being held at the lower of cost or fair value less cost to sell.

A long-lived asset shall not be depreciated (amortized) while it is classified as held for sale.

The depreciation and amortization for the years ended June 30, 2009, 2010 and 2011 were $2,241,344, $2,683,042  and $4,468,592, respectively.

NOTE 7 - LONG-TERM INVESTMENTS

The following long-term investments were accounted for under either equity method or cost method.

June 30, 2010	Interest held	Long-term investment, at cost, less impairment	Share of undistributed results	Advance to investee company	Total

Equity Method Investment
Hollysys Information Technology Co., Ltd.	49.00%	$3,063,366	$371,738	$27	$3,435,131
Hollysys Electric Machinery Co., Ltd	40.00%	779,888	1,571,979	-	2,351,867
New Huake Electric Technology Co., Ltd	37.50%	220,884	(153,428)	-	67,456
China Techenergy Co., Ltd.	50.00%	6,626,515	1,201,756	43,412	7,871,683
IPE Biotechnology Co., Ltd	31.15%	1,613,655	266,035	-	1,879,690
		$12,304,308	$3,258,080	$43,439	$15,605,827

Cost Method Investment
Beijing Hollysys Equipment Technology Co., Ltd	20.00%	58,902	-	-	58,902
Zhongjijing Investment Consulting Co., Ltd	5.00%	441,768	-	-	441,768
Zhejiang Sanxin Technology Co., Ltd	10.00%	147,256	-	-	147,256
Zhejiang Sanxin Engineering Co., Ltd	6.00%	88,354	-	-	88,354
Heilongjiang Ruixing Technology Co., Ltd	8.31%	1,006,052	-	-	1,006,052
		$1,742,332	$-	$-	$1,742,332

		$14,046,640	$3,258,080	$43,439	$17,348,159

June 30, 2011	Interest held	Long-term investment, at cost, less impairment	Share of undistributed results	Advance to investee company	Total

Equity Method Investment
Hollysys Electric Machinery Co., Ltd	40.00%	818,367	2,020,888	-	2,839,255
New Huake Electric Technology Co., Ltd	37.50%	231,782	(92,350)	-	139,432
China Techenergy Co., Ltd.	50.00%	6,953,458	2,994,512	45,554	9,993,524
IPE Biotechnology Co., Ltd	23.39%	1,523,944	1,099,935	-	2,623,879
		$9,527,551	$6,022,985	$45,554	$15,596,090

Cost Method Investment
Hollysys Information	20.00%	1,471,261	-	-	1,471,261
Beijing Hollysys Equipment Technology Co., Ltd	20.00%	46,356	-	-	46,356
Zhongjijing Investment Consulting Co., Ltd	5.00%	309,043	-	-	309,043
Zhejiang Sanxin Engineering Co., Ltd	6.00%	92,713	-	-	92,713
Heilongjiang Ruixing Technology Co., Ltd	8.31%	1,055,689	-	-	1,055,689
		$2,975,062	$-	$-	$2,975,062

		$12,502,613	$6,022,985	$45,554	$18,571,152

In July 2010, the Company entered into an agreement to dispose of 29%  of its 49% equity interest in Hollysys Information to the other equity interest owner, for a cash consideration of RMB 23,377,700 (equivalent to $3,526,793), and a gain of $1,443,994 was recognized in the consolidated statement of operations during the year ended June 30, 2011. Upon the disposal, the Company held a 20% equity interest of Hollysys Information, and lost the ability to exercise significant influence in Hollysys Information. The Company discontinued accruing its share of the earnings or losses of Hollysys Information and adopted the cost method to account for the remaining 20% equity interest of Hollysys Information upon the disposal as the Company is only able to nominate 1 director out of 5 directors in the board of Hollysys Information and lost significant influence in Hollysys Information in accordance with the revised Memorandum and Article of Association of Hollysys Information.

In December 2010, the Company disposed of all its investment in Zhejiang Sanxin Technology Co., Ltd at cost.

In November 2010, the Company entered into an agreement to dispose of 3.115%  of its 31.15% equity interest in IPE Biotechnology Co., Ltd (“IPE”) to a third party, for a cash consideration of RMB 934,500 (equivalent to $140,980), and a loss of $43,461 was recognized in the consolidated statement of operations during the year ended June 30, 2011. The Company continued to hold a 28.035% equity interest in IPE after the disposal.

In April 2011, a third party injected RMB 30 million (equivalent to $4,525,843) capital into IPE, of which RMB 5.95 million (equivalent to $897,626) was recognized as the paid-in capital, and the remaining balance was recognized as capital surplus. Upon the injection of paid in capital, the Company’s equity interest in IPE was diluted from 28.035% to 23.39%, while the share of net assets from IPE increased by $756,619. This increase in share of net assets from IPE was recognized as dilution gain on share of an equity investee in the consolidated statement of operations during the year ended June 30, 2011.

NOTE 8 - WARRANTY LIABILITY

	June 30,
	2009	2010	2011

Beginning balance	$2,051,397	$1,631,407	$1,916,654
Expense accrued	522,640	949,111	1,912,880
Expense incurred	(951,048)	(674,939)	(1,143,953)
Exchange difference	8,418	11,075	113,219

	$1,631,407	$1,916,654	$2,798,800

NOTE 9 - SHORT-TERM BANK LOANS

On June 30, 2010 and 2011, the Company’s short-term bank borrowings consisted of revolving bank loans of $1,472,559 and $11,528,465, respectively, from several banks.

As of June 30, 2010, the short-term borrowings of $1,472,559 was subject to an annual interest rate of 4.779%, without any guarantee or pledge of assets.

As of June 30, 2011, the short-term borrowings of $11,528,465 was subject to annual interest rates from 5.85% to 8.13%, with weighted average interest rate of 7.37%, of which $6,767,705 are subject to a pledge of certain accounts receivable, amounted to $6,767,705. The remaining borrowings are without any guarantee or pledge of assets.

NOTE 10 - LONG TERM BOND PAYABLE

In December 2007, Beijing Hollysys and three independent third parties entered into an agreement with the underwriters to issue bonds to institutional and public investors in the PRC with an aggregate principal amount of RMB 305 million. Pursuant to the agreements, Beijing Hollysys issued RMB 80 million (equivalent to $11.7 million) of bonds (collectively, the “Bond”) for the purpose of technology improvement and industrial implementation of certain technology. The Bond carried interest at a rate of 6.68% per annum, which was payable semi-annually and matured in December 2010. Related to the Bond, Beijing Zhongguancun Science and Technology Guaranty Co., Ltd.  undertook joint and several guarantee liabilities in full in favour of Beijing Hollysys. Concurrently, the China Development Bank  authorized its business department to undertake general guarantee liability in respect of the guarantee liabilities of Beijing Zhongguancun Science and Technology Guaranty Co., Ltd. The Bond issuing costs were RMB 1,254,054 (equivalent to $183,559).  Such issuing costs were amortized during the three-year term of the Bond and any unamortized issuing cost was presented as long-term deferred expenses on the balance sheet.

For the year ended June 30, 2009, 2010, and 2011,  interest of $782,671, $792,510 and $342,684, respectively, was charged to interest expenses.

The long term bond was fully repaid in December 2010.

NOTE 11 - LONG-TERM BANK LOANS

	June 30,
	2010	2011

RMB-denominated loan from Industrial and Commercial Bank of China	$36,813,972	$37,085,110
Less: Current portion	(1,472,559)	(5,408,245)

	$35,341,413	$31,676,865

The loan from Industrial and Commercial Bank of China is effective from March 31, 2009 to March 30, 2016, with an annual effective interest rate of 6.44%. The borrowing was secured by a pledge of the new headquarters facility in Beijing, comprised of land and buildings with the aggregate carrying value of $39,302,147 and $37,789,950 as of June 30, 2010 and 2011, respectively.

Scheduled principal payments for all outstanding borrowings on June 30, 2011 are as follows:

Year Ending June 30,
2012	$5,408,245
2013	7,726,065
2014	7,726,065
2015	7,726,065
2016	8,498,670

$37,085,110

For the years ended June 30, 2009, 2010, and 2011, loan interest including short-term and long-term bank loans of $1,192,485, $2,537,929 and $2,648,008 was incurred and $985,890, $1,435,157 and $2,337,457 were charged to interest expenses, respectively.

NOTE 12 – STOCKHOLDERS’ EQUITY

In accordance with the Share Exchange Transaction, the original shareholders of GTH and their designees were entitled to receive, on an all or none basis per year, an aggregate of 11 million ordinary shares of Hollysys (2 million shares each year for the first four years and 3 million shares for the fifth year), if the Company’s profit for any respective twelve months period ending December 31, 2007 to 2011 exceeds certain profit targets (the “Future Annual Incentive Share Plan”).

During the years ended June 30, 2008 and 2009, the Company determined that the after-tax profit (in terms of comprehensive income concept) target for the 12-months ended December 31, 2007 and 2008 was met respectively. Accordingly, 4 million incentive shares were issued on July 25, 2009.

On June 15, 2009, the Company agreed to immediately issue 4 million ordinary shares to the original shareholders of GTH and their designees for the cancellation of the Future Annual Incentive Share Plan for the 12-month periods ending December 31, 2009, 2010 and 2011. In accordance with ASC Topic 718 Compensation - Stock Compensation, the modification of the incentive stock compensation resulted in an incremental incentive stock compensation of $22 million, which was charged to the consolidated statement of operations for the year ended June 30, 2009. These incentives shares were issued on February 29, 2010.

On July 1, 2009, Hollysys S&T acquired a 1.78% equity interest of Beijing Hollysys from the non-controlling interest holder, for  cash consideration of RMB 18 million (equivalent to $2,638,793).

On December 23, 2009, the Company entered into the Share Purchase Agreement with the non-controlling interest holder, Unionway Resources Limited, to acquire a 24.11% equity interest of Beijing Hollysys, by issuing 4,413,948 ordinary shares of the Company with a fair value of $53,011,515 and a cash payment of RMB 67.63 million (equivalent to $9,936,203). The 4,413,948 shares were issued on March 16, 2010.

According to ASC Topic 810-10 Consolidation, these non-controlling interest acquisitions were recognized as equity transactions, and the difference between the consideration paid and the carrying amount of the 1.78% and 24.11% equity interest in Beijing Hollysys amounted approximately to $1,414,108, and $44,586,023 was recognized as additional paid in capital during the year ended June 30, 2010.

In April 2010, the holders of the Unit Purchase Option (“UPO”) exercised 250,000 of the UPO on a cashless basis, and 92,567 ordinary shares were issued to the UPO holders on June 3, 2010. As of June 30, 2010 and 2011, none of the UPO was outstanding.

NOTE 13 – STOCK COMPENSATION EXPENSES

On September 20, 2007, the Company adopted the “2006 Stock Plan” (the “Plan”) which allows the Company to offer a variety of incentive awards to employees, officers, directors and consultants. Options to purchase 3,000,000 ordinary shares are authorized under the Plan.

Share options

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

A summary of the share option activity under the Plan is as follows:

	Options outstanding	Weighted average exercise price

Options outstanding at June 30, 2009	681,000	$3.98
Options granted	-	-
Options exercised	-	-
Options cancelled/forfeited/expired	-	-
Options outstanding at June 30, 2010	681,000	$3.98
Options granted	-	-
Options exercised	(243,000)	4.41
Options cancelled/forfeited/expired	-	-
Options outstanding at June 30, 2011	438,000	$3.74

Options vested and exercisable
At June 30, 2010	412,500	$4.59
At June 30, 2011	388,000	$3.94

During the year ended June 30, 2011, a total of 243,000 options were exercised by the share option holders, of which 150,000 and 93,000 share options were exercised at a price of $2.24 and $7.9, respectively, with total of cash receipt of $1,070,700 for the share options exercised. The total intrinsic value of the options exercised during the year ended June 30, 2011 was $2,640,820.

The following table summarizes information with respect to options outstanding at June 30, 2011:

	Options outstanding and exercisable
	Number outstanding	Weighted average remaining contractual life years	Weighted average fair value as of the grant date
Exercise price:
US$7.90	78,000	1.5	$2.34
US$5.85	60,000	1.9	2.21
US$2.24	300,000	7.6	2.31

Total	438,000	5.7	$2.30

The aggregate intrinsic value as of June 30, 2010 and 2011 is $3,425,910 and $2,442,960 respectively .

The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model.

	Year Ended June 30,
	2009	2010	2011
Options granted (weighted average)
Average risk-free rate of return	1.85%	-	-
Expected option life	6 years	-	-
Volatility rate	116%	-	-
Dividend yield	-	-	-

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

The Company recorded share option compensation expense of $319,026, $524,076 and $456,628, included in general and administrative expenses, for the years ended June 30, 2009, 2010 and 2011. As of June 30, 2010 and 2011, there were $658,765 and $115,500, respectively, of total unrecognized compensation expense related to the share options. The unrecognized compensation expense related to the share options is expected to be recognized over a weighted-average vesting period of 0.5 year.

Restricted shares

During June 30, 2011, the Company granted 67,500 restricted ordinary shares to certain directors under the Plan, vesting over a period of 3 years, with the vesting period starting from the grant date. Fair value of the restricted shares was determined with reference to the market closing price at grant date.

A summary of the restricted shares is as follows:

	Number of restricted shares	Weighted average grant date fair value
Restricted shares outstanding at July 1, 2010	-	$-
Granted	67,500	12.57
Cancelled/forfeited	-	-
Restricted shares outstanding at June 30, 2011	67,500	$12.57

Restricted shares vested
At June 30, 2011	6,459	$14.76

The Company recorded restricted share compensation expense of $95,338, included in general and administrative expenses, for the year ended June 30, 2011. As of June 30, 2011, there was $753,440 of total unrecognized compensation expense related to the restricted shares. The unrecognized compensation expense related to the restricted shares is expected to be recognized over a weighted-average vesting period of 2.71 years.

NOTE 14 - EMPLOYEE BENEFITS

The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in China.  The expense related to this plan was $4,467,855,  $6,378,917  and $8,661,442 for the years ended June 30, 2009, 2010 and 2011, respectively.

NOTE 15 - INCOME TAX

Hollysys, and its subsidiary, GTH, are incorporated in the BVI and are not subject to income tax under the relevant jurisdiction. The current major operating subsidiaries are incorporated in the PRC and are subject to income taxes as described below.

The standard statutory tax rate of PRC Enterprise Income tax (“EIT”) is 25% effective from calendar year ended December 31, 2008. All PRC subsidiaries applied the standard statutory tax rate except the following subsidiaries.

Beijing Hollysys

In 2008, Beijing Hollysys was certified as a High-tech Enterprise for three years commencing January 1, 2008. Pursuant to PRC EIT law, an enterprise certified as a High-tech Enterprise enjoys a preferential EIT rate of 15%. Therefore, the EIT tax rate applicable to Beijing Hollysys was 15% for the calendar years ended December 31, 2008, 2009 and 2010. As of June 30, 2011, Beijing Hollysys was in the process of renewing its High-tech Enterprise status. According to the State Administration of Taxation Notice [2011] No. 4 – Provisional tax implementation for High-tech Enterprise subject to renewal process, a High-tech Enterprise can apply a provisional EIT rate of 15% when the High-tech Enterprise status expired but is in the process of renewal. The management expects that Beijing Hollysys will be certified again as a High-tech Enterprise during the calendar year ending December 31, 2011. Accordingly, the applicable EIT rate for Beijing Hollysys is 15% for the period from January 1 to June 30, 2011.

Hangzhou Hollysys

In 2008, Hangzhou Hollysys was certified as a High-tech Enterprise for the three years commencing  January 1, 2008. In addition, Hangzhou Hollysys also was certified as a “Major Software Enterprise” for the calendar years ended December 31, 2008, 2009 and 2010, and was entitled to a concessionary EIT rate of 10% which was granted by relevant authorities discretionarily on an annual basis. In accordance with the new EIT law, the EIT tax rate applicable to Hangzhou Hollysys for the calendar years ended December 31, 2008, 2009, and 2010 was 10%. For the calendar year ending December 31, 2011, concessionary EIT has not yet been granted by relevant authorities as Hangzhou Hollysys is still in the process of obtaining the certification as Major Software Enterprise.

As mentioned above, Hangzhou Hollysys is in the process of renewing its High-tech Enterprise status as of June 30, 2011. According to the State Administration of Taxation Notice [2011] No. 4 – Provisional tax implementation for High-tech Enterprise subject to renewal process, a High-tech Enterprise can apply the provisional EIT rate of 15% when the High-tech Enterprise status expired but is in the process of renewal. The management expects that Hangzhou Hollysys will be certified as a High-tech Enterprise during the calendar year ending December 31, 2011. Accordingly, the applicable EIT rate for Hangzhou Hollysys is 15% for period from January 1 to June 30, 2011.

Hollysys Automation

Hollysys Automation is registered in a high-tech zone located in Beijing and was certified as a “Software Enterprise” for the calendar years ended/ending December 31, 2009, 2010 and 2011, and was entitled to tax holidays of 100% exemption of income tax for two years followed by 50% exemption of income tax for the next three years after the first profitable calendar year, which was the calendar year ended December 31, 2010. In accordance with the new EIT law, the EIT tax rate applicable to HollySys Automation for the calendar years ended/ending December 31, 2009, 2010, and 2011 is therefore 25%, 0%, and 0%  respectively.

Income tax expense, which is all incurred in the PRC, consists of:

	Year Ended June 30,
	2009	2010	2011

Current income tax expense	$2,525,416	$8,540,774	$7,634,494
Deferred income tax expense (benefit)	535,725	(877,341)	(1,190,527)

	$3,061,141	$7,663,433	$6,443,967

Reconciliation between the provisions for income taxes computed by applying the statutory tax rate in PRC of 25% for the fiscal years ended June 30, 2009, 2010, and 2011 for the income before income taxes and the actual provision for income taxes is as follows:

	Year Ended June 30,
	2009	2010	2011

Income (loss) before income taxes	$(5,603,121)	$35,219,424	$47,909,081

Expected income tax expense at statutory tax rate in PRC	(1,400,780)	8,804,856	11,977,270
Effect of different tax rates in various jurisdictions	32,590	15,555	15,070
Effect of preferential tax treatment	(4,004,659)	(4,989,382)	(5,768,020)
Effect of income for which no income tax is chargeable	(1,447,910)	(1,394,901)	(1,792,868)
Effect of additional deductible research and development expense	(770,383)	(197,472)	(860,736)
Effect of non-deductible expenses	10,585,029	883,415	882,370
Under/(over) provision of income tax in previous years	(34,818)	(86,171)	792,662
Change in valuation allowance	113,096	63,397	149,420
Utilization of tax loss previously not recognized	-	-	(40,019)
Effect of deemed profit arisen in re-organization	-	1,372,299	-
Withholding tax on capital repayment	-	3,082,100	1,077,377
Others	(11,024)	109,737	11,441

Effective income tax expense	$3,061,141	$7,663,433	$6,443,967

Had the all above tax holidays and concessions not been available, the tax charge would have been higher by $4,004,659, $4,989,382 and $5,768,020 and the basic net income per share would have been lower by $0.09, $0.10 and $0.11 for the years ended June 30, 2009, 2010 and 2011 respectively, and diluted net income per share for the years ended June 30, 2009, 2010 and 2011 would have been lower by $0.09 , $0.10 and  $0.10, respectively.

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

Prior to the equity transfer, on February 1, 2010, the board of directors of Hangzhou Hollysys approved the resolution of dividend declaration amounted to RMB 513.27 million (equivalent to $75.25 million), on a one-off basis, among which RMB 205.31 million (equivalent to $30.10 million) was distributable to Beijing Hollysys, and RMB 307.96 million (equivalent to $45.15 million) distributable to GTH.

Pursuant to PRC Enterprise Income Tax Law, Hangzhou Hollysys, a foreign investment enterprise, is obligated to withhold income tax on dividends paid-out to GTH, a foreign enterprise and non-resident, for the earnings retained after January 1, 2008. Out of the total dividends of RMB 307.96 million (equivalent to $45.15 million) distributable to GTH, RMB 210.24 million (equivalent to $30.82 million) was retained after January 1, 2008. As a result, Hangzhou Hollysys withheld RMB 21.04 million (equivalent to $3.08 million) of income tax for the dividends distributable to GTH based on the tax rate of 10% in accordance with the PRC tax law during the year ended June 30, 2010.

Hangzhou Hollysys  is also obligated to withhold the income tax for the gain on disposal of equity interest. Pursuant to PRC Enterprise Income Tax Law, the consideration of equity transfer shall be adjusted to fair value for taxation purpose. The Company engaged a third party value, to value the equity interest of Hangzhou Hollysys as of February 3, 2010, the date of transfer. The fair value of the equity interest in Hangzhou for tax purpose was approximately $34.85 million.

As a result, Hangzhou Hollysys withheld RMB 2.34 million (equivalent to $0.34 million) of income tax for GTH in respect of the gain on disposal of equity interest based on the tax rate of 10% in accordance with the PRC tax law. Beijing Hollysys accrued RMB 7.02 million (equivalent to $1.03 million) of income tax in respect of the gain on disposal of equity interest based on Beijing Hollysys’ applicable enterprise income tax rate. Total of income tax expense for the deemed profit arising from the Group Re-organization of $1.37 million was incurred during the year ended June 30, 2010.

In January 2011, the Company determined to carry out another group re-structuring, where Beijing S&T transferred the equity interest of 60% equity interest of Hangzhou Hollysys, at cost, to Beijing Hollysys. Before the execution of the equity transfer, the board of directors of Hangzhou Hollysys approved a resolution to declare a  dividend  of RMB 178.54 million (equivalent to $26.93 million), on a one-time basis, of which RMB 107.12 million (equivalent to $16.16 million) was distributable to Beijing S&T, and RMB 71.42 million (equivalent to $10.77 million) was distributable to GTH. As a result, Hangzhou Hollysys withheld RMB 7.14 million (equivalent to $1.08 million) in income tax for the dividends distributable to GTH based on the tax rate of 10% in accordance with the PRC tax law during the year ended June 30, 2011.

The temporary differences that have given rise to the deferred tax liabilities consist of the following:

	June 30,
	2010	2011
Deferred tax assets
Doubtful debt allowance	$1,449,386	$1,811,353
Inventory provision	309,047	242,891
Long-term assets	129,955	457,206
Deferred revenue	1,804,203	4,049,695
Warranty liability	285,800	416,429
Recognition of intangible assets	628,215	714,693
Accrued payroll	406,988	802,344
Net operating loss carry forward	519,683	684,085
	5,533,277	9,178,696
Less: Valuation allowances	(519,683)	(631,775)
	$5,013,594	$8,546,921
Deferred tax liabilities
Cost and estimated earnings in excess of billings	$(3,379,237)	$(5,533,959)

Deferred tax assets, net	$1,634,357	3,012,962

Deferred tax assets - current	$956,969	$2,021,466
Deferred tax assets – non-current	677,388	991,496
	$1,634,357	$3,012,962

The Company operates through the PRC subsidiaries and the valuation allowance is considered on each individual basis. Where a valuation allowance was not recorded, the Company expects to generate sufficient taxable income in the future.

Under the New EIT Law and the implementation rules, profits of the PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to foreign holding company are subject to a withholding tax at a rate of 10% unless reduced by tax treaty. At June 30, 2010 and 2011, aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company of approximately RMB583.45 million (equivalent to $85.92 million) and RMB862.11 million (equivalent to $133.21 million) are intended to be reinvested, and accordingly, no deferred taxation has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

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

There were no material interest or penalties incurred for the years ended June 30, 2009, 2010 and 2011.

NOTE 16 – EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share attributable to Hollysys for the years indicated:

	Year Ended June 30,
	2009	2010	2011

Net income (loss) attributable to Hollysys - numerator
Basic and diluted	$(13,851,064)	$25,704,538	$41,469,998

Shares - denominator:
Weighted average ordinary shares
outstanding used in computing basic
net earnings (loss) per share attributable to Hollysys	44,950,833	51,243,667	54,564,842
Option
Effect of dilutive securities
Share options	-	251,062	382,070
UPO	-	343,565	-
Restricted shares	-	-	2,368
Weighted average ordinary shares
outstanding used in computing
diluted net earnings per share attributable to Hollysys	44,950,833	51,838,294	54,949,280

Net earnings (loss) per share attributable to Hollysys - basic	$(0.31)	$0.50	$0.76

Net earnings (loss) per share attributable to Hollysys - diluted	$(0.31)	$0.50	$0.75

For the year ended June 30, 2009, potential ordinary shares of 681,000 shares related to stock options granted under the terms of the Plan, 750,000 shares related to UPO and 4,991,781 shares related to contingent issuance of ordinary shares in accordance with the Share Exchange Transaction were excluded from the computation of diluted net loss per share as they had an anti-dilutive effect.

NOTE 17 - RELATED PARTY TRANSACTIONS

Related Party Relationships

Name of Related Parties	Relationship with the Company

Hollysys Information	20% owned by Beijing HollySys
New Huake Electronic Technology Co., Ltd. (“New Huake”)	37.5% owned by Beijing HollySys
China Techenergy Co., Ltd. (“China Techenergy”)	50% owned by Beijing HollySys
IPE	23.39%owned by Beijing HollySys
Hollysys Electric Tech Co., Ltd. (“Hollysys Electric Tech”)	40% owned by Beijing HollySys
Hollysys Equipment Technology Co., Ltd. (“Hollysys Equipment”)	20% owned by Beijing HollySys
Zhejiang Sanxin Engineering Co., Ltd (“Zhejiang Sanxin”)	6% owned by Hangzhou HollySys

Due from Related Parties
	June 30,
	2010	2011

Hollysys Information	$998,113	$1,333,534
China Techenergy	9,749,715	10,837,123
Hollysys Electric Tech	9,234	-
Hollysys Equipment	4,565	4,790
Zhejiang Sanxin	3,201	-

	$10,764,828	$12,175,447

The Company’s management believed that the collection of amounts due from related parties were reasonably assured and accordingly, no provision had been made for these balances of due from related parties.

Due to Related Parties
	June 30,
	2010	2011

Hollysys Information	1,853,162	2,725,059
New Huake	73,191	58,203
Hollysys Equipment Technology Co. Ltd.	1,696	1,780
Beijing Techenergy Co., Ltd	673,966	536,125
Hollysys Electric Tech Co., Ltd	8,584	17,396

	$2,610,599	$3,338,563

Purchases and Sales with Related Parties

Purchases of goods and services
	Year Ended June 30,
	2009	2010	2011

Hollysys Electric Tech	$24,709	$41,757	$34,085
Beijing Techenergy	1,531,058	70,368	-
Hollysys Information	728,897	4,857,416	2,151,391
New Huake	431,693	493,203	879,111

	$2,716,357	$5,462,744	$3,064,587

Purchase of buildings
	Year Ended June 30,
	2009	2010	2011

Hollysys Information	$-	$-	$3,608,675

Lease Expenses
	Year Ended June 30,
	2009	2010	2011

Hollysys Information	$-	$32,069	$-

Sales
	Year Ended June 30,
	2009	2010	2011

HollySys Electric Tech	$13,865	$11,038	$13,478
Beijing Techenergy	5,721,797	4,189,366	3,557,125
Hollysys Information	920,333	2,184,844	727,460
Zhejiang Sanxin	-	8,337	-
Hollysys Equipment	30,794	1,385	-

	$6,686,789	$6,394,970	$4,298,063

Lease Income
	Year Ended June 30,
	2009	2010	2011

Beijing Techenergy	$27,835	$-	$-
Hollysys Equipment	3,351	-	-

	$31,186	$-	$-

Amounts due from and due to the related parties relating to the above transactions are unsecured, non-interest bearing and repayable on demand.

NOTE 18 - OPERATING RISK

The Company has significant investments in the PRC.  The operating results of the Company may be adversely affected by changes in the political and social conditions in the PRC, and by changes in Chinese government policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods taxation, among other things.  There can be no assurance, however, those changes in political and other conditions will not result in any adverse impact.

Most of the Company’s customers are located in the PRC. The Company had no customer that individually comprised 10% or more of revenue for the years ended June 30, 2009, 2010 and 2011.

The Company has no customer that individually comprised 10% or more of the outstanding balance as of June 30, 2010 and 2011.

NOTE 19 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash and cash equivalents, contract commitment deposit in banks, accounts receivable, other receivables, amount due to or from related parties, accounts payable and accrued liabilities are reasonable estimates of their fair value because of the short maturity of these items. The carrying amount of the Company’s long term debts approximates their fair value due to the interest rates on the debts approximating at current rates.

NOTE 20 - COMMITMENT

The Company leases premises under various operating leases.  Rental expenses under operating leases included in the consolidated statement of operations were $1,105,473, $1,002,666 and $1,053,907 for the years ended June 30, 2009, 2010 and 2011, respectively.

At June 30, 2011, the Company was obligated under operating leases requiring minimum rentals as follows:

Years Ending June 30,

2012	793,314
2013	681,855
2014	85,283
2015	13,218
2016	3,367

Total minimum lease payments	$1,577,037

There was no significant capital commitment as of June 30, 2011.

NOTE 21 - SUBSEQUENT EVENTS

On May 18, 2011, the Company entered into the SPA to acquire the 100% interest of Concord Group, which is engaged in the provision of electrical works and infrastructure engineering services in South-East Asia and the Middle East. The total consideration of the acquisition, of approximately $43.2 million, consisted of cash consideration of SGD$41.5 million (approximately $33.8 million), and 1,006,788 ordinary shares of Hollysys, valued at approximately $9.4 million.

In addition, the Company is obligated to issue an aggregate of 1,510,181 ordinary shares of the Company (“Incentive Shares”) to the management of the Concord Group if the Concord Group’s net income equals or exceeds $10 million and $11.5 million for the fiscal years ending June 30, 2012 and 2013, respectively (“Targeted Net Income Threshold”), in accordance with the SPA. The Company will issue 50% of Incentive Shares to the management of the Concord Group on an all or none basis per year when the Targeted Net Income Threshold is achieved. The Company will account for the transactions of issuing these Incentive Shares as compensation stock expenses in the consolidated statements of operation in accordance with ASC Topic 805-10 Business Combinations.

On May 30, 2011, the Company paid SGD$20.75 million (equivalent to approximately $16,856,148) as an advance of the  purchase price consideration for the acquisition of the Concord Group.

On July 1, 2011, the closing conditions were met and the acquisition of the Concord Group was completed. The Company made the final cash payment of SGD$20.75 million (equivalent to approximately $17,008,274) on July 11, 2011. On September 6, 2011, 1,006,788 ordinary shares were issued as the balance of the purchase consideration due for the Concord Group.

Through the acquisition, the Company seeks to expand the existing distribution and marketing channels to cross sell the Company’s existing product lines in the rail and industrial segments to the fast growing South-East Asia and the Middle East markets. The operating results of Concord Group will be included in the Company’s consolidated financial statement for the year ending June 30, 2012, and thereafter. Due to insufficient preparation time, the initial accounting treatment for this business combination is incomplete at the issuance of the Company’s 2011 consolidated financial statements. As a result, the Company is unable to disclose the financial effect of this business combination, including information regarding fair value of assets acquired and liabilities assumed, until the Company has a more in-depth review.

NOTE 22 – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The condensed financial statements of Hollysys Automation Technologies (“the parent company”) have been prepared in accordance with accounting principles generally accepted in the United States of America. Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the parent company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital, capital surplus and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling RMB1,244.91 million (equivalent to $183.32 million) and RMB1,292.47 million (equivalent to $199.71 million) as of June 30, 2010, and 2011, respectively.

The following represents condensed unconsolidated financial information of the Parent Company only:

CONDENSED BALANCE SHEET
(In US Dollars)

	June 30,
	2010	2011
ASSETS
Current assets
Amounts due from subsidiaries	$71,105,607	$55,146,317
Prepaid expenses	42,497	50,712
Total current assets	71,148,104	55,197,029
Advance payment for acquisition of a subsidiary	-	16,856,148
Investments in unconsolidated subsidiaries	142,216,219	193,809,983
Total assets	$213,364,323	$265,863,160

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accrued payroll and related expense	$42,382	$43,984
Accrued liabilities	625,216	761,519
Total current liabilities	667,598	805,503
Total stockholders' equity	212,696,725	265,057,657
Total liabilities and stockholders' equity	$213,364,323	$265,863,160

CONDENSED STATEMENTS OF OPERATIONS
(In US Dollars)

	Year Ended June 30,
	2009	2010	2011

Equity in earnings of unconsolidated subsidiaries	$27,609,431	$27,994,479	$43,432,493
General and administrative expenses	(41,495,313)	(2,289,941)	(1,962,495)
Income (loss) before income taxes	(13,885,882)	25,704,538	41,469,998
Income taxes credit	(34,818)	-	-
Net income (loss)	$(13,851,064)	$25,704,538	$41,469,998

CONDENSED STATEMENTS OF CASH FLOW
(In US Dollars)

	Year ended June 30,
	2009	2010	2011

Net cash used in operating activities	$(126,698)	$(70,942)	$-
Net cash provided by (used in) investing activities	-	-	-
Net cash provided by (used in) financing activities	-	-	-
Net decrease in cash and cash equivalents	(126,698)	(70,942)	-

Cash and cash equivalents, beginning of year	197,640	70,942	-
Cash and cash equivalents, end of year	$70,942	$-	$-

Basis of presentation

The condensed financial information has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investments in subsidiaries.