Form 20-F/A
period 2011-06-30
Hollysys Automation Technologies, Ltd.
filed 2011-09-23
CIK 1357450

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report (June 30, 2011): 54,692,129 ordinary shares.

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

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

ANNUAL REPORT ON FORM 20-F
FOR THE FISCAL YEAR ENDED JUNE 30, 2011

EXPLANATORY NOTE
This Amendment No. 1 to the Form 20-F Annual Report of Hollysys Automation Technologies Ltd. (“Company”) is being filed to correct or add the following information to the previously filed Form 20-F Annual Report: (i) to include the independent auditor’s report of the audited financial statements of the Company, which was inadvertently omitted, (ii) to correct certain dates with respect to the date of the independent auditor’s report, (iii) to update the share ownership table of the management persons, and (iv) to correct the exhibit table, to eliminate references to non-material exhibits.

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

E.  Share Ownership

The following table sets forth information, as of September 20, 2011, with respect to the beneficial ownership of our ordinary shares by (i) each person who is known by us to beneficially own more than 5% of our ordinary shares; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group.  The table does not include any preferred shares or ordinary shares that may be issued under the rights plan of the company. The address of each of the persons set forth below is in care of Hollysys Automation Technologies Ltd., No. 2 Disheng Middle Road, Beijing Economic-Technological Development Area, Beijing, P. R. China 100176.

Name & Address of Beneficial Owner	Office, if Any	Title of Class	Amount & Nature of Beneficial Ownership (1)		Percent of Class (2)
Officers and Directors
Changli Wang	CEO and Chairman	Ordinary Shares	9,354,566	(3)	16.79%
Peter Li	Chief Financial Officer	Ordinary Shares	300,000	(4)	*
Colin Sung	Director	Ordinary Shares	45,000	(5)	*
Jerry Zhang	Director	Ordinary Shares	36,000	(6)	*
Qingtai Chen	Director	Ordinary Shares	30,000	(7)	*
Jianyun Chai	Director	Ordinary Shares	30,000	(8)	*
An Luo	Vice President	Ordinary Shares	6,057,303	(9)	10.88%
All officers and directors as a group (6 persons named above)		Ordinary Shares	15,852,869		28.46	%(12)

5% Securities Holder
Changli Wang	CEO and Chairman	Ordinary Shares	9,354,566	(3)	16.79%
Plus View Investments Limited		Ordinary Shares	6,057,303	(9)	10.88%

Li Qiao		Ordinary Shares	3,807,516	(10)	6.83%

Unionway Resources Limited		Ordinary Shares	4,113,948	(11)	7.39%

Wenfu Wang		Ordinary Shares	4,113,948	(11)	7.39%

FMR LLC		Ordinary Shares	5,628,735	(12)	10.10%

* Less than 1%.

(1)
Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Except as otherwise indicated, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)
A total of 55,698,917 shares of our ordinary shares as of September 20, 2011 are outstanding pursuant to SEC Rule 13d-3(d)(1).  For each beneficial owner above, any options or warrants exercisable within 60 days have been included in the denominator.

(3)
The securities reported as held by Dr. Wang include 4,144,223 shares of our ordinary shares held indirectly through Ace Lead Profits Limited, 681,471 shares held indirectly through Billion Bright International Limited, 1,362,942 shares held indirectly through Excellent Link Enterprises Limited, 681,471 held indirectly through Golden Result Enterprises Limited, 1,000,000 held indirectly through Long Result Limited, and 1,063,733 held indirectly through Sure Grow Profits Limited.  The foregoing entities are all BVI entities that are wholly-owned and controlled by Dr. Wang therefore he may be deemed to be the beneficial owner of the ordinary shares held by them.

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

(11)	Unionway Resources Limited is controlled by Mr. Wenfu Wang and therefore, Mr. Wang may be deemed to be the beneficial owner of the ordinary shares held by Unionway Resources Limited.

(12)	Information derived from a Schedule 13G dated December 31, 2010 filed with the SEC. The address of the reporting person is 82 Devonshire Street, Boston, MA 02109.

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

We have audited the internal control over financial reporting of Hollysys Automation Technologies Limited and its subsidiaries (the “Company”) as of June 30, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 15, Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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

In our opinion, Hollysys Automation Technologies Limited and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of June 30, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hollysys Automation Technologies Limited and its subsidiaries as of June 30, 2010 and 2011, and the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2011 and our report dated September 21, 2011 expressed an unqualified opinion thereon.
/S/BDO Limited

Hong Kong

September 21, 2011

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

15.4*	Consent of BDO Limited, relating to Form S-8 registration statement 333-170811*

* Filed with this amended annual report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

/s/ Changli Wang
Changli Wang
September 22, 2011	Chief Executive Officer

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Hollysys Automation Technologies Limited

We have audited the accompanying consolidated balance sheets of Hollysys Automation Technologies Limited and its subsidiaries (the “Company”) as of June 30, 2010 and 2011 and the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2011.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hollysys Automation Technologies Limited and its subsidiaries at June 30, 2010 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated September 21, 2011 expressed an unqualified opinion thereon.

/S/BDO Limited

Hong Kong

September 21, 2011

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