Form 20-F/A
period 2011-06-30
Hollysys Automation Technologies, Ltd.
filed 2011-10-20
CIK 1357450

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

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

ANNUAL REPORT ON FORM 20-F
FOR THE FISCAL YEAR ENDED JUNE 30, 2011

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	87

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	87

ITEM 16G.	CORPORATE GOVERNANCE	87

PART III

ITEM 17.	FINANCIAL STATEMENTS	87

ITEM 18.	FINANCIAL STATEMENTS	87

ITEM 19.	EXHIBITS	87

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

v

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

A.  Major Shareholders

Please refer to Item 6.E “Directors, Senior Management and Employees — Share Ownership.”

B.  Related Party Transactions

Related Party Relationships

Name of Related Parties	Relationship with the Company

Hollysys Information	20% owned by Beijing HollySys
New Huake Electronic Technology Co., Ltd. (“New Huake”)	37.5% owned by Beijing HollySys
China Techenergy Co., Ltd. (“China Techenergy”)	50% owned by Beijing HollySys
IPE	23.39% owned by Beijing HollySys
Hollysys Electric Tech Co., Ltd. (“Hollysys Electric Tech”)	40% owned by Beijing HollySys
Hollysys Equipment Technology Co., Ltd.	20% owned by Beijing HollySys
(“Hollysys Equipment”)
Zhejiang Sanxin Engineering Co., Ltd (“Zhejiang Sanxin”)	6% owned by Hangzhou HollySys

Due from Related Parties
	June 30,
	2010	2011

Hollysys Information	$998,113	$1,333,534
China Techenergy	9,749,715	10,837,123
Hollysys Electric Tech	9,234	-
Hollysys Equipment	4,565	4,790
Zhejiang Sanxin	3,201	-

	$10,764,828	$12,175,447

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

8.1	*	List of subsidiaries

11.1		Code of Ethics (included as Annex G to the Proxy Statement/Prospectus contained in Registration Statement 333-132826 and incorporated by reference herein)

12.1	*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2	*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

15.4	*	Consent of BDO Limited, relating to Form S-8 registration statement 333-170811

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

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF EQUITY
(In US Dollars)

	Ordinary Shares		Additional Paid-in Capital	Appropriat- ed Earnings	Retained Earnings	Accumulated Comprehen-sive Income	Total Hollysys Automation Technologies Ltd. Stockholders’ Equity	Non-controlling Interests	Total Equity
	Shares	Amount

Balance at July 1, 2008	43,942,614	$43,943	$91,667,183	$11,676,276	$30,542,484	$13,364,012	$147,293,898	$17,645,377	$164,939,275

Incentive stock compensation	6,000,000	6,000	39,553,026	-	-	-	39,559,026	-	39,559,026
Acquisition of additional equity interest in a subsidiary from non-controlling interest	-	-	-	-	-	-	-	(420,487)	(420,487)
Net loss for the year	-	-	-	-	(13,851,064)	-	(13,851,064)	5,186,802	(8,664,262)
Appropriation	-	-	-	3,459,166	(3,459,166)	-	-	-	-
Translation adjustments	-	-	-	-	-	538,033	538,033	67,549	605,582
Balance at June 30, 2009	49,942,614	$49,943	$131,220,209	$15,135,442	$13,232,254	$13,902,045	$173,539,893	$22,479,241	$196,019,134

Incentive stock compensation	-	-	524,076	-	-	-	524,076	-	524,076
Acquisition of additional equity interest in a subsidiary from non-controlling interest	4,413,948	4,414	7,006,970	2,261,335	-	2,460,534	11,733,253	(24,305,847)	(12,572,594)
Acquisition of a subsidiary	-	-	-	-	-	-	-	7,548	7,548
Capital contribution from non-controlling interest	-	-	-	-	-	-	-	717,626	717,626
Issuance of ordinary shares upon exercise of UPO	92,567	93	(93)	-	-	-	-	-	-
Net Income for the year	-	-	-	-	25,704,538	-	25,704,538	1,851,453	27,555,991
Translation adjustments	-	-	-	-	-	1,194,965	1,194,965	24,844	1,219,809

Balance at June 30, 2010	54,449,129	$54,450	$138,751,162	$17,396,777	$38,936,792	$17,557,544	$212,696,725	$774,865	$213,471,590

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF EQUITY - Continued
(In US Dollars)

	Ordinary Shares		Additional Paid-in Capital	Appropriat-ed Earnings	Retained Earnings	Accumulated Comprehensive Income	Total Hollysys Automation Technologies Ltd. Stockholders’ Equity	Non-controlling Interests	Total Equity
	Shares	Amount

Balance at June 30, 2010	54,449,129	$54,450	$138,751,162	$17,396,777	$38,936,792	$17,557,544	$212,696,725	$774,865	$213,471,590

Incentive stock compensation	-	-	551,966	-	-	-	551,966	-	551,966
Issuance of ordinary shares upon exercise of share options	243,000	243	1,070,457	-	-	-	1,070,700	-	1,070,700
Net Income for the year	-	-	-	-	41,469,998	-	41,469,998	(4,884)	41,465,114
Appropriation	-	-	-	5,665,002	(5,665,002)	-	-	-	-
Translation adjustments	-	-	-	-	-	9,268,268	9,268,268	40,637	9,308,905

Balance at June 30, 2011	54,692,129	$54,693	$140,373,585	$23,061,779	$74,741,788	$26,825,812	$265,057,657	$810,618	$265,868,275

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

A summary of the restricted shares is as follows:

	Number of	Weighted
	restricted	average grant
	shares	date fair value
Restricted shares outstanding at July 1, 2010	-	$-
Granted	67,500	12.57
Cancelled/forfeited	-	-
Restricted shares outstanding at June 30, 2011	67,500	$12.57

Restricted shares vested
At June 30, 2011	6,459	$14.76

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

NOTE 17 - RELATED PARTY TRANSACTIONS

Related Party Relationships

Name of Related Parties	Relationship with the Company

Hollysys Information	20% owned by Beijing HollySys
New Huake Electronic Technology Co., Ltd. (“New Huake”)	37.5% owned by Beijing HollySys
China Techenergy Co., Ltd. (“China Techenergy”)	50% owned by Beijing HollySys
IPE	23.39% owned by Beijing HollySys
Hollysys Electric Tech Co., Ltd. (“Hollysys Electric Tech”)	40% owned by Beijing HollySys
Hollysys Equipment Technology Co., Ltd. (“Hollysys Equipment”)	20% owned by Beijing HollySys
Zhejiang Sanxin Engineering Co., Ltd (“Zhejiang Sanxin”)	6% owned by Hangzhou HollySys

Due from Related Parties
	June 30,
	2010	2011

Hollysys Information	$998,113	$1,333,534
China Techenergy	9,749,715	10,837,123
Hollysys Electric Tech	9,234	-
Hollysys Equipment	4,565	4,790
Zhejiang Sanxin	3,201	-

	$10,764,828	$12,175,447

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