Form 20-F/A
period 2011-06-30
Hollysys Automation Technologies, Ltd.
filed 2011-12-13
CIK 1357450

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A – NO. 2
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

☐ Item 17                      ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐Yes       ☒ No

Explanation of Change

This Amendment No. 2 to the previously amended Form 20-F for the fiscal year ended June 30, 2011(“Form 20-F”), is being filed to correct the biography of Ms. Jerry Zhang set forth in Item 6 of the Form 20-F and to update the shareholders table in Item 6 of the Form 20-F to reflect that Mr. Wang is the controlling person of Unionway Resources Limited, the record owner, and therefore the shareholding of Mr. Wang should not be separated but indicated under Unionway Resources Limited with a change in the footnote to indicate Mr. Wang’s controlling position.

This amendment does not update the information regarding the number of outstanding shares and individual shareholders from the prior filings of the Form 20-F, as amended.

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

Ms. Jerry Zhang has been our director since September 2007.  Ms. Zhang is currently the Head of Financial Institutions, Standard Chartered Bank (China) Limited. She leads a group of professional bankers, who are responsible for providing banking solutions to banks and non-bank financial institutions (including government, NGOs, etc.) present and doing business in China. She joined Standard Chartered Bank in 1994. For years she hold the role of the Head of Investors & Intermediaries, responsible for relationship management of broker dealers, insurance companies, fund managers, development organizations, finance/trust companies and professional firms throughout China.  Prior to re-joining the Bank in April 2009, she was a Chief Representative of Fidelity International Asset Management Co. Beijing Representative Office. Ms. Zhang received her Bachelor’s degree in electronic and mechanical engineering and obtained an MBA from Lancaster University in the United Kingdom in 2000.

Dr. Jianyun Chai has been our director since June 2, 2008.  Dr. Chai is currently a professor and the head of the Institute of Power Electronic and Electrical Machine System at Tsinghua University in China. Before he joined Tsinghua University as an Associate Professor in 1999, Dr. Chai spent eight years working in the motor and information industries in Japan. Dr. Chai is also a member of various societies and organizations, including the China Renewable Energy Society, the Chinese Society for Electrical Engineering, and the Chinese Wind Energy Association. Dr. Chai received a Bachelor’s degree and a PhD in Electrical Engineering from Tsinghua University in 1984 and 1989, respectively.

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

Employment Agreements

We entered into a three-year employment agreement with our Chief Executive Officer, Dr. Changli Wang on June 6, 2010.  Dr. Wang is entitled to insurance benefits, five weeks of vacation, a car and reimbursement of business expenses and, if necessary, relocation expenses.  The agreement is terminable by us for death, disability and cause.  Dr. Wang may terminate the employment agreement for good reason, which includes our breach; the executive’s not being a member of the board of directors, and change of control.  The agreements contain provisions for the protection of confidential information and a three-year-after employment non-competition period within China.

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

(11)
Unionway Resources Limited, the record owner of the ordinary shares set forth above, is controlled by Mr. Wenfu Wang and therefore, Mr. Wang may be deemed to be the beneficial owner of the ordinary shares held by Unionway Resources Limited.

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

8.1		List of subsidiaries (previously filed with the Form 20-F for fiscal year June 30, 2011)

11.1		Code of Ethics (included as Annex G to the Proxy Statement/Prospectus contained in Registration Statement 333-132826 and incorporated by reference herein)

12.1	*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2	*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

15.4		Consent of BDO Limited, relating to Form S-8 registration statement 333-170811(Previously filed with Form 20-F for fiscal year ended June 30, 2011)

* Filed with this amended annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing this amendment to Form 20-F and for filing the Form 20-F and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

/s/ Changli Wang
Changli Wang
December 8, 2011	Chief Executive Officer