Form 20-F
period 2012-06-30
Hollysys Automation Technologies, Ltd.
filed 2012-10-12
CIK 1357450

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2012

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

Jennifer Zhang, Tel: (86 10) 5898 1386, Email: zhangqiuju@hollysys.com

Address: No. 2 Disheng Middle Road, Beijing Economic-Technological Development Area, Beijing, P.R. China 100176

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares	The NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report (June 30, 2012): 55,998,917 ordinary shares.

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

☐ Item 17                      ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).☐Yes       ☒ No

ii

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

ANNUAL REPORT ON FORM 20-F

FOR THE FISCAL YEAR ENDED JUNE 30, 2012

iii

USE OF CERTAIN DEFINED TERMS

Except as otherwise indicated by the context, references in this annual report to:

•	“Hollysys” “we,” “us,” or “our,” and the “Company,” are references to the combined business of Hollysys Automation Technologies Ltd., a BVI company, and its consolidated subsidiaries, HAP, Concord, CSHK, GTH, Clear Mind, World Hope, Helitong, Beijing Hollysys Group, Hangzhou Hollysys, Hollysys A&D, Beijing Hollysys, Hollysys Electronics, Hollycon, Haotong, WoDeWeiye, Xi’an Hollysys and Hollysys Investment;

•	“HAP” are references to Hollysys (Asia Pacific) Pte. Limited, a Singapore company;

•	“Concord” are references to a Singapore Group, including Concord Corporation Pte. Ltd. (“CCPL”), and its subsidiaries Concord Electrical Pte. Ltd. (“CEPL”), Concord Electrical Sdn. Bhd. (“CESB”) and Concord Corporation Pte. Ltd, Dubai Branch (“CCPL Dubai”);

•	“CSHK” are references to a Concord Solutions (HK) Limited, a Hong Kong company;

•	“GTH” are references to Gifted Time Holdings Limited, a BVI company;

•	“Clear Mind” are references to Clear Mind Limited, a BVI company;

•	“World Hope” are references to World Hope Enterprises Limited, a Hong Kong company;

•	“Helitong” are references Beijing Helitong Science & Technology Exploration Co., Ltd.;

•	“Beijing Hollysys Group” are references to Beijing Hollysys Group Co., Ltd., formerly named as Beijing Hollysys Science & Technology Co., Ltd;

•	“Hangzhou Hollysys” are references to Hangzhou Hollysys Automation Co., Ltd.;

•	“Hollysys A&D” are references to Beijing Hollysys Automation & Drive Co., Ltd.;

•	“Beijing Hollysys” are references to Beijing Hollysys Co., Ltd.;

•	“Hollysys Electronics” are references to Beijing Hollysys Electronics Technology Co., Ltd.;

•	“Hollycon” are references to Beijing Hollycon Medicine & Technology. Co., Ltd.;

•	“Haotong” are references to Beijing Haotong Science and Technology Development Co., Ltd.;

•	“WoDeWeiYe” are references to Beijing WoDeWeiye Technology Exploration Co., Ltd.;

•	“Xi’an Hollysys” are references to Xi’an Hollysys Co., Ltd;

•	“Hollysys Investment” are references to Hollysys (Beijing) Investment Co., Ltd.;

•	“RMB,” are references to Renminbi, the legal currency of China; “SGD”, “S$”, are to the Singapore dollar, the legal currency of Singapore; “US dollar,” “$” and “US$” are to the legal currency of the United States; “MYR” is to the Malaysian Ringgit, the legal currency of Malaysia; “AED” is to the United Arab Emirates Dirham, the legal currency of Dubai; and “HKD” is to the Hong Kong dollar, the legal currency of Hong Kong;

•	“BVI” are references to the British Virgin Islands;

iv

•	“China” and “PRC” are references to the People’s Republic of China and references to “Hong Kong” are references to the Hong Kong Special Administrative Region of China;

•	“Exchange Act” are references to the Securities Exchange Act of 1934, as amended; and

•	“Securities Act,” are references to the Securities Act of 1933, as amended.

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

vi

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Consolidated Financial Data

The following table presents selected financial data regarding our business.  It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5, “Operating and Financial Review and Prospects.”  The selected consolidated statement of comprehensive income data for the fiscal years ended June 30, 2010, 2011 and 2012 and the consolidated balance sheet data as of June 30, 2011 and 2012 have been derived from the audited consolidated financial statements of Hollysys that are included in this annual report beginning on page F-1.  The selected statement of comprehensive income data for the fiscal years ended June 30, 2008 and 2009, and balance sheet data as of June 30, 2008, 2009 and 2010 have been derived from our audited financial statements that are not included in this annual report.

The audited consolidated financial statements for the years ended June 30, 2010, 2011 and 2012 are prepared and presented in accordance with generally accepted accounting principles in the United States, or US GAAP.  The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes of Hollysys contained elsewhere herein.  The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

Financial information in this report is reported in United States dollars, the reporting currency of the Company.

	Years Ended June 30,
	2008	2009	2010	2011	2012
Statement of Income Data
Revenue	121,498,752	157,502,067	174,089,196	262,841,886	321,703,932
Operating income (loss)	5,844,538	(5,550,479)	32,547,400	44,690,766	65,438,184
Income (loss) before income taxes	2,248,419	(5,603,121)	35,219,424	47,909,081	66,926,065
Net loss (income) attributable to Hollysys	(1,677,178)	(13,851,064)	25,704,538	41,469,998	56,221,847
Add: Amortization of discount and interest on notes payable related to bridge loan	3,244,434	-	-	-	-
Share based compensation costs	17,084,473	39,559,026	524,076	551,966	1,139,368
Non-GAAP net income attributable to Hollysys	18,651,729	25,707,962	26,228,614	42,021,964	57,361,215
Weighted average ordinary shares	37,658,437	44,950,883	51,243,667	54,564,842	55,659,765
Weighted average number of diluted ordinary shares	37,658,437	44,950,883	51,838,294	54,949,280	55,828,361
Basic earnings (loss) per share	(0.04)	(0.31)	0.50	0.76	1.01
Diluted earnings (loss) per share	(0.04)	(0.31)	0.50	0.75	1.01
Non-GAAP basic earnings per share	0.50	0.57	0.51	0.77	1.03
Non-GAAP diluted earnings per share	0.48	0.51	0.51	0.76	1.03

Balance Sheet Data
Total current assets	214,320,514	283,971,473	301,359,086	362,411,956	437,672,433
Total assets	252,734,095	345,443,522	384,730,251	458,583,944	552,754,975
Total current liabilities	71,028,772	101,121,574	135,917,248	161,038,804	188,828,622
Total liabilities	87,794,820	149,424,388	171,258,661	192,715,669	213,469,996
Noncontrolling interests	17,645,377	22,479,241	774,865	810,618	1,183,864
Stockholders’ equity	147,293,898	173,539,893	212,696,725	265,057,657	338,101,115

In evaluating our results, the non-GAAP measures of “Non-GAAP General and Administrative Expenses (hereafter “G&A Expenses”)”, “Non-GAAP Income (loss) from Operations”, and “Non-GAAP Net income (loss) and Earnings (loss) per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with US GAAP. We believe these non-GAAP measures are useful to investors, as they exclude amortization of discount and interest on notes payable related to the bridge loan and share based compensation costs.  The amortization of discount and interest on notes payable related to bridge loan is non-recurring and non-operation-related in nature. The share based compensation is calculated based on, among others, the number of shares/options granted and the stock price as of the grant date. It will not result in any operating cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of Hollysys, it has been a common practice for investors and analysts to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

	Years ended June 30,
	2008	2009	2010	2011	2012
G&A Expenses	26,588,771	48,981,078	13,914,091	16,671,448	26,025,459
Minus: Share based compensation costs	17,084,473	39,559,026	524,076	551,966	1,139,368
Non-GAAP G&A Expenses	9,504,298	9,422,052	13,390,015	16,119,482	24,886,091

Net income (loss) attributable to Hollysys	(1,677,178)	(13,851,064)	25,704,538	41,469,998	56,221,847
Add: Amortization of discount and interest on notes payable related to bridge loan	3,244,434	-	-	-	-
Add: Share based compensation costs	17,084,473	39,559,026	524,076	551,966	1,139,368
Non-GAAP net income attributable to Hollysys	18,651,729	25,707,962	26,228,614	42,021,964	57,361,215

Weighted average ordinary shares	37,658,437	44,950,883	51,243,667	54,564,842	55,659,765
Weighted average number of diluted ordinary shares	38,664,032	50,015,536	51,838,294	54,949,280	55,828,361
Non-GAAP basic earnings per share	0.50	0.57	0.51	0.77	1.03
Non-GAAP diluted earnings per share	0.48	0.51	0.51	0.76	1.03

Exchange Rate Information

A majority of our business is conducted in China. We also operate in Singapore through HAP and Concord, and several other jurisdictions in Asia and the Middle East. We use US dollars as our reporting currency in our financial statements and in this annual report. For entities whose functional currencies are not US dollars, balance sheet items are translated into US dollars at the rates of exchange as of the balance sheet date; equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year as published by the Federal Reserve Bank of New York and the Federal Reserve Board. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statement of comprehensive income and changes in equity. Transactions and amounts in other parts of this annual report in foreign currencies recorded at the rates of exchange prevailing when the transactions occurred. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, all transactions from Renminbi into US dollars and from US dollars to Renminbi in this annual report on Form 20-F were made at a rate of RMB6.3249 to $1.00, and all transactions from Singapore dollars into US dollars and from US dollars to Singapore dollars in this annual report on Form 20-F were made at a rate of SGD 1.2737 to $1.00, as set forth by the Federal Reserve Bank of New York. We make no representation that any Renminbi, Singapore dollar, US dollar or other currency amounts could have been, or could be, converted into the other stated currencies at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign-currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On August 31, 2012, the closing buying rate was RMB 6.3542 to $1.00, and SGD 1.2491 to $1.00, as set forth by the Federal Reserve Board.

The following table sets forth information concerning exchange rates between the Renminbi, Singapore dollars and the US dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report on Form 20-F or will use in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate between RMB and US$				Exchange Rate between SGD and US$
Period	Period End	Average	Low	High	Period End	Average	Low	High
Calendar year 2007	7.2946	7.5806	7.8127	7.2946	1.436	1.5065	1.5439	1.436
Calendar year 2008	6.8225	6.9193	7.2946	6.78	1.4377	1.414	1.531	1.3472
Calendar year 2009	6.8259	6.8295	6.847	6.8176	1.4035	1.4543	1.5565	1.3795
Calendar year 2010	6.6	6.4356	6.7861	6.7503	1.2885	1.3629	1.4228	1.2824
Calendar year 2011	6.2939	6.463	6.6364	6.2939	1.2948	1.2565	1.3135	1.2007
January 31, 2012	6.308	6.3119	6.333	6.294	1.2576	1.2777	1.2973	1.2526
February 29, 2012	6.2935	6.2997	6.312	6.2935	1.2474	1.2535	1.2646	1.2424
March 30, 2012	6.2975	6.3125	6.3315	6.2975	1.2573	1.259	1.2686	1.2474
April 30, 2012	6.279	6.3043	6.315	6.279	1.2368	1.251	1.2627	1.2368
May 31, 2012	6.3684	6.3242	6.3684	6.3052	1.2888	1.262	1.2888	1.2355
June 29, 2012	6.353	6.3632	6.3703	6.353	1.2673	1.2784	1.2918	1.2654
July 31, 2012	6.361	6.3714	6.3879	6.3487	1.2437	1.2603	1.2729	1.2437
August 31, 2012	6.3484	6.3593	6.3738	6.3484	1.2477	1.248	1.2537	1.2403

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

The success of our business depends in great measure on our ability to keep pace with, or even lead, changes that occur in our industry and expand our product and service offerings.  Traditionally, the automation and control systems business was relatively stable and slow moving.  Successive generations of products offered only marginal improvements in terms of functionality and reliability.  However, the emergence of computers, computer networks and electronic components as key elements of the systems that we design and build has accelerated the pace of change in our industry.  Where there was formerly as much as a decade or more between successive generations of automation systems, the time between generations is now as little as two to three years.  Technological advances and the introduction of new products, new designs and new manufacturing techniques by our competitors could adversely affect our business unless we are able to respond with similar advances.  To remain competitive, we must continue to incur significant costs in product development, equipment and facilities and to make capital investments.  These costs may increase, resulting in greater fixed costs and operating expenses than we have incurred to date.  As a result, we could be required to expend substantial funds for and commit significant resources to the following:

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

Our future operating results will depend to a significant extent on our ability to continue providing new product and service solutions that compare favorably on the basis of time to market, cost and performance, with competing third-party suppliers and technologies.  Our failure to increase net sales sufficiently to offset the increased costs needed to achieve those advances would adversely affect our operating results.

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

To the extent we acquire businesses and technologies from others, we will need to integrate these into our business, which if not successful will adversely impact our business and increase our financial expenses.

As we develop our business, one important aspect of expansion will be the use of acquisitions, which may include acquiring an operating business or specific assets. One such example was the acquisition of Concord. As with any acquisition, we will have to integrate the business with our operations so as to achieve the value of our investment. Accommodating different business cultures, operating systems and product lines, as well as understanding and implementing different regulatory issues, often takes time and can result in unexpected expenses. Acquisitions are not always successful, resulting in unintended expenses and write-downs.

As we expand our business outside of China, we will encounter the increasing need for international certifications and compliance with the regulation of different governments, which if not obtained and complied with may adversely impact our business.

We are expanding our business outside of China, including seeking business opportunities in Hong Kong SAR, Singapore, Malaysia and the Middle East. For our marketing both within China and in other jurisdictions, we seek international certifications such as the European Safety Standard Certification Level 4. As we operate in jurisdictions other than China, we will have to comply with local law, some of which relate to various safety and quality requirements for the kinds of products we provide. The failure to have any necessary or beneficial certifications and the failure to comply with local law will have an adverse impact on our marketing and business, and may result in additional costs and expenses.

We do not have long-term purchase commitments from our customers, so our customers are free to choose products from our competitors, which increases our marketing expenses to continually find new clients and win new contracts.

We are engaged in the design, production and installation of automation and process control systems. As a result, our revenues result from numerous individual contracts that are nonrecurring in nature. Furthermore, customers may change or delay or terminate orders for products and services without notice for any number of reasons unrelated to us, including lack of market acceptance for the products to be produced by the process our system was designed to control. As a result, in order to maintain and expand our business, we must expend increasing amounts on marketing to identify clients and win contracts so as to be able to replenish the orders in our pipeline on a continuous basis. Increased marketing expenses and the inability to continue with current contracts or win new sources of revenue will result in a decline in revenues and profitability.

The success of our business depends, in part, on securing a steady stream of new customers.

Other than our contracts to supply products, systems and services to our rail, power plant and building retrofit customers, our average integrated solutions contract is worth approximately $150,000.  While some of those contracts are for upgrades and additions to existing control systems, most of them are for new installations.  In order for our business to continue to succeed and grow, we need to secure contracts with new customers on a regular basis.  We may not be successful in securing new contracts, which would impact our revenues and profitability.

Although we do not have a concentration of business with any customer at this time, recently our business has become more dependent on a few significant customers.

We have developed significant customer relationships with the several local subway providers and the Ministry of Railways and local railway bureaus in respect of the high speed train system in China. We currently also have significant contracts with the MTR Corporation Ltd. of Hong Kong. We expect that these relationships will continue to grow, and we will win more contracts with them over time. We also are expanding into the business of control systems for conventional and nuclear plants and building retrofitting which may develop into a significant customer base in the future. To the extent that these customer groups or specific customers with a group represent an increasing proportion of our business, we will become more dependent on them for our revenues and business growth. In that case, our cash flow also will become more dependent on those customers’ payment practices and overall public funding policies, including the lengthening of collection times under contracts that have been performed. Therefore, the loss of one or more of these customers or market groups as customers would have a material adverse impact on our revenues and our business operations and development.

We have a substantial backlog of contracts.

To date, our backlog has been a reflection of our ability to sell our products and services and increase our business. This represents an amount of unrealized revenue to be earned from contracts secured by the Company. Backlog, however, can also reflect upon our ability to perform our contracts on a timely basis. Therefore, when evaluating our backlog, analysis should be made of whether or not it is a reflection of an expanding business, successful marketing and increasing acceptance of our products and services in the marketplace or problems in our contract performance and acceptance.

A lack of adequate engineering resources could cause our business to have diminished profitability and lose potential business prospects.

Among the competitive advantages and key business advantages that we enjoy are the plentiful supply of engineering talent in China and the comparatively lower cost of our engineering staff compared to those of our Western and Japan-based competitors. Recently, however, our costs for these persons has been subject to increased wage pressures due to the economic growth of China and certain inflationary pressures and additional employment related taxation.   If the available supply of engineers were to be absorbed by competing demands, or otherwise not as plentiful as we have experienced to date, then the costs of hiring, training and retaining capable engineers would likely increase.  This could result in a reduction in our profitability and adversely affect our business prospects, or could even cause a change in our business strategy.

Our products may contain design or manufacturing defects, which could result in reduced demand for our products or services, customer claims and uninsured liabilities.

Our products are very complex, integrated systems, often with elements designed specifically for the particular situation of a customer, which may have undetected design or manufacturing issues or defects until put into actual use. Also, we manufacture spare parts for maintenance and replacement purposes after completion of integrated solution contracts.  While there have been no significant issues or defects identified so far, any issues or defects in the design, manufacture and spare parts we provide may result in returns, claims, delayed shipments to customers or reduced or cancelled customer orders and other forms of damages asserted against the company.  If these issues or defects occur, we will incur additional costs, and if they occur in large quantity or frequency, we may sustain a permanent increase in costs, a loss of business reputation and legal liability.  Moreover, we are increasingly active in the conventional and nuclear power generation and railway control systems sectors. Each of these sectors poses a substantially higher risk of liability in the event of a system failure, than was present in the industrial process controls markets in which we traditionally compete.

We generally do not have large amounts of insurance now, and in the future may not be able to obtain adequate insurance coverage, to protect us against the risks associated with our business.  The typical practice of the industries with which we are involved is for the customers to obtain insurance to protect their own operational risks.  As a practice, we do not carry insurance coverage to protect against the risks related to product failure.  It is possible that customers could assert claims against us for any damages caused by a failure in one of our systems, and as a result, the failure of any of our designs, manufacture and installation of our products could result in a liability that would seriously impair our financial condition or even force us out of business.

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

Currently, we hold 80 PRC utility patents that relate to various product configurations and product components and 95 software copyrights and have 45 pending PRC patent applications. We will continue to rely on a combination of patents, trade secrets, trademarks and copyrights to provide protection in this regard, but this protection may be inadequate.

Our pending or future patent applications may not be approved or, if allowed, they may not be of sufficient strength or scope.  As a result, third parties may use the technologies and proprietary processes that we have developed and compete with us, which could negatively affect any competitive advantage we enjoy, dilute our brand and harm our operating results.

In addition, policing the unauthorized use of our proprietary technology can be difficult and expensive.  Litigation may be necessary to enforce our intellectual property rights. Protection of intellectual property and proprietary rights in China may not be as effective as in other countries. Given the fact that the majority of our intellectual property rights are in China and under Chinese law, the relative unpredictability of China’s legal system and potential difficulties of enforcing a court judgment in China may result in an outcome that is unfavorable to us when we assert intellectual property ownership in a particular situation. Furthermore, any litigation may be costly and may divert management attention away from our business operations.  An adverse determination in any lawsuit involving our intellectual property is likely to jeopardize our business prospects and reputation and result in additional expense for penalties, licensing and redesign.  We have no insurance coverage against litigation costs so we would be forced to bear all litigation costs if we cannot recover them from other parties.  All of the foregoing factors could harm our business and financial condition.

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

RISKS RELATING TO THE INDUSTRY IN WHICH WE OPERATE

The plans for growth rely on the industrial and manufacturing automation sectors and the high-speed rail, subway and nuclear power automation sectors; in some industry verticals within the industrial automation sector, we may experience slower growth or decrease in growth from time to time, which may present fewer business opportunities; the contracts for high-speed rail, subway and nuclear power are substantially larger which may result in a greater dependence on a particular customer or business sector, and could cause significant fluctuations in our revenues.

The principal focus of our business until recently has been to provide Distributed Control Systems, Programmable Logic Controller and related industrial automation and control software and hardware devices to industrial and manufacturing companies. Even though there are enormous opportunities in the industrial automation arena, some industry verticals may experience slower growth or decreased growth that will provide us with fewer opportunities and contract awards from the industry and manufacturing sectors. Both high-speed rail and nuclear power sectors have one or few customers and are closely related to the national development policies, and the contract size for these two sectors is usually much larger, and as a result, there could be severe fluctuation of these sectors’ growth, which may affect our business and revenues. The competition of SCADA (Surveillance Control and Data Acquisition) in the subway sector is substantial; therefore we may not be able to sustain our position in the market and achieve new contract wins, resulting in a decrease of our revenue within this sector.

To the extent that we devote more of our marketing and business capacities to the larger customer, our revenues and business development will be more dependent on our being able to service their needs. To the extent that the nuclear industry and high speed railway in China may experience slower growth, we would expect that there would be a slowing of our expansion into these business areas.

Although China is committed to expanding its energy production with nuclear power and building a high speed railway network, both these industries have experienced various setbacks due to higher than expected accidents for various reasons. To the extent that the government slows their development and expansion within these two industries on which we are becoming more reliant, we may experience a slowing of our business growth due the inability to win contracts or our ability to win contracts for smaller amounts than previously experienced and anticipated. If we are unable to generate the revenues that we seek and we are unable to replace the revenues in our traditional markets or other new markets, then we will likely experience slower growth or possibly even a reduction in revenues.

To the extent that our business is more dependent on large contracts and contracts from a few customers, our revenues, cash flow and profits will be influenced by this type of contracting and the timely payment for our products and services.

As we develop our business with the entities responsible for building municipal subway systems and railroads, power plants and larger system contract customers, we will be entering into contracts for larger sized projects than in the past, which will be for significantly greater contract value. These contracts will require us to commit greater operating resources to a more limited number of customers and contract fulfillment. Therefore, our revenues, cash flow and profit will become increasingly dependent on our ability to perform these contracts and collect the payments due on a timely basis. As many of the entities that are ultimately responsible for the funding of these types of projects are governmental authorities or ministries, our contract requirements and collections will become subject to these entities being able to adequately budget and have the revenues to timely pay for our products and services. We expect a long collection period in some of our business. To some extent, we may become subject to delays and reductions in scope of project due to changes in the policies, objectives and budgeting of any of the public entities which control the projects on which we are contracting. We will also become increasingly subject to government contract requirements in the performance of contracts that are ultimately the responsibility of public bodies.

At this time, contracting with the entities that provide the subway and rail systems and power plants for which we provide control systems is similar to contracting with the customers we have sold to in the past. Therefore, our contracts are written on a similar basis as before, and we expect that we will be operating under these contracts and accounting for their revenues in a similar manner as before.

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

Industrial companies operating in China are the principal current source of revenues for us.  Our business benefited in the past from the rapid expansion of China’s industrial activity, which has created additional demand from existing companies and led to the formation of numerous additional companies that have need for our products and services. We have also benefited from the infrastructure projects of the different governmental authorities of China, such as power production and transportation systems.  China’s industrial and infrastructure expansion has been fueled in large measure by international demand for the low-cost goods that China is able to produce due to labor advantages and other comparative advantages, such as governmental subsidies to offset research and development expenses and taxes and reduced land use/facilities costs for targeted industries.  The Chinese economy may not be able to sustain this rate of growth in the future and any reduction in the rate of China’s industrial growth or a shrinking of China’s industrial base could adversely affect our revenues.  We may also be impacted as major infrastructure projects are completed. The resulting increase in competition for customers might also cause erosion of profit margins that we have been able to achieve historically.

Our efforts to operate in the international automation market may not prove successful, and we may expend capital resources without achieving value and needlessly divert management’s time and attention from our principal market.

We are penetrating international markets, emphasizing Southeast Asia and the Middle East.  Our expansion is likely to use substantial resources, including substantial amounts of capital and equity and deploy meaningful amounts of management time and attention.  Our products and our overall approach to the automation and controls system business may not be accepted in other markets to the extent needed to make that effort profitable.  In addition, the additional demands on our management from these activities may detract from our efforts in the domestic Chinese market and market of surrounding countries, causing the operating results in our principal markets to be adversely affected.

We depend heavily on key personnel, and loss of key employees and senior management could harm our business.

Our future business and results of operations depend in significant part upon the continued contributions of our key technical and senior management personnel, including Dr. Changli Wang, our Chairman and Chief Executive Officer.  We also will depend in significant part upon its ability to attract and retain additional qualified senior executives and management, technical, marketing and sales and support personnel for our operations.  If we lose a key employee, if a key employee fails to perform in his or her current position or if we are not able to attract and retain skilled employees as needed, our business could suffer. Turnover in our senior management could significantly deplete institutional knowledge held by our existing senior management team and impair our operations.

In addition, if any of these key personnel joins a competitor or forms a competing company, we may lose some of our customers. We have entered into confidentiality and non-competition agreements with key personnel. However, if any disputes arise between these key personnel and us, it is not clear, in light of uncertainties associated with the PRC legal system, what the court decisions will be and the extent to which these court decisions could be enforced in China, where all of these key personnel reside and hold some of their assets.

Our control systems are used in infrastructure projects such as subway systems, surface railways and nuclear plants; to the extent that our systems do not perform as designed, we could be found responsible for the damage resulting from that failure.

We face potential responsibility for the failure of our control systems in performing the various functions for which they are designed and the damages resulting from any such problem. To the extent that we contract to provide control systems in larger scale projects, the level of damages for which we may be held responsible is likely to increase. To the extent that any of our installed control systems do not perform as designed for their intended purposes, and we are held responsible for the consequences of those performance failures and resulting damages, there may be an adverse impact on our business, business reputation, revenues and profits. To date, we do believe our control systems have performed as designed, and there are no claims asserted against us based on any significant, non-performance event. Notwithstanding our record, no assurance can be given that no claims will be sought in the future based on the design and performance of our control systems.

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls positively attested to by our independent auditors.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the Company’s internal controls over financial reporting in their annual reports and the independent registered public accounting firm auditing a company’s financial statements to attest to and report on the operating effectiveness of such company’s internal controls.  Although our independent auditor has provided a positive attestation as of June 30, 2012, we can provide no assurance that we will comply with all of the requirements imposed thereby and we will receive a positive attestation from our independent auditors in the future.  In the event we identify material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

The independent registered public accounting firm that issues the audit reports included in our annual report filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities like other independent registered public accounting firms operating in China, our auditor is currently not inspected by the PCAOB.

Inspections of firms that the PCAOB has conducted have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of the PCAOB inspections.

RISKS RELATED TO DOING BUSINESS IN CHINA

The majority of our operating assets are located in China and the majority of our revenue will be derived from our operations in China so our business, results of operations and prospects are subject to the economic, political and legal policies, developments and conditions in China.

Because the majority of our business is conducted in China, despite the significant operations in Singapore and other South Asian and Middle Eastern jurisdictions, the PRC’s economic, political and social conditions, as well as government policies, will have a tremendous influence on our business currently and in the nearer future.  The PRC economy differs from the economies of most developed countries in many respects.  China’s GDP has grown consistently since 1978 (National Bureau of Statistics of China).  However, we cannot assure you that such growth will be sustained in the future. If, in the future, China’s economy experiences a downturn or grows at a slower rate than expected, there may be less demand for spending in certain industries. A decrease in demand for spending in certain industries could impair our ability to remain profitable.  The PRC’s economic growth has been uneven, both geographically and among various sectors of the economy.  The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may have a negative effect on us.  For example, our financial condition and results of operations may be hindered by PRC government control over capital investments or changes in tax regulations.

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

If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency, determines that CSRC approval of our initial merger was required or if other regulatory obligations are imposed upon us, we may incur sanctions, penalties or additional costs which would damage our business.

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

The PRC economy is experiencing general inflationary pressures due to a number of factors which overall will effect Hollysys. If we are unable to increase the value of our contracts commensurate with increases in our operating expenses, we will experience a reduction in our profit margins. If we raise our contract prices, we may not win the kind and amount of contracts that will permit us to operate profitably and grow our business.

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

The value of our securities will be indirectly affected by the foreign exchange rate between US dollars and RMB and between those currencies and other currencies in which our sales may be denominated. Because substantially most of our earnings and cash assets are denominated in RMB and our financial results are reported in US dollars, fluctuations in the exchange rate between the US dollar and the RMB will affect our balance sheet and our earnings per share as stated in US dollars.  In addition, appreciation or depreciation in the value of the RMB relative to the US dollar would affect our financial results reported in US dollar terms without giving effect to any underlying change in our business or results of operations.  Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into US dollars as well as earnings from, and the value of, any US dollar-denominated investments we make in the future.  Since July 2005, the RMB has no longer been pegged to the US dollar.  Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the US dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

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

SAFE Circular No. 75 effective from November 2005 and a series of implementation rules and guidance issued by SAFE, including the most recent circular relating to operating procedures that came into effect as of July 1, 2011, require approvals from, and registrations with, PRC government authorities in connection with direct or indirect offshore investment activities by PRC residents and PRC corporate entities.  The SAFE regulations require retroactive approval and registration of direct or indirect investments previously made by PRC residents in offshore companies.

As it is uncertain how the SAFE regulations described above will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy. In the event that a PRC shareholder with a direct or indirect stake in an offshore parent company fails to obtain the required SAFE approval and make the required registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with the various SAFE approval and registration requirements described above, as currently drafted, could result in liability under PRC law for foreign exchange evasion.

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

Our ability to pay dividends may be restricted due to the foreign exchange control policies and availability of cash balances. Since most of our operations are conducted in China and a majority of our revenues are generated in China, a significant portion of our revenue earned and currency received are denominated in RMB.  The Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. RMB is currently not a freely convertible currency. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends, if any, on our ordinary shares or otherwise satisfy foreign currency denominated obligations.  Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange by complying with certain procedural requirements.  However, approval from appropriate governmental authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.  The Chinese government may also at its discretion restrict access in the future to foreign currencies for current account transactions.  If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay certain of our expenses as they come due.  In addition, current regulations in China permit Chinese subsidiaries to pay dividends to us only out of their accumulated distributable profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, Chinese subsidiaries are required to set aside at least 10% of its after-tax profits each year to the statutory reserved fund until such fund has reached 50% of their respective registered capital.  Such reserve account may not be distributed as cash dividends.

If any dividend is declared in the future and paid in a foreign currency, you may be taxed on a larger amount in US dollars than the US dollar amount that you will actually ultimately receive.

If you are a U.S. holder, you will be taxed on the US dollar value of your dividends at the time you receive them, even if you actually receive a smaller amount of US dollars when the payment is in fact converted into US dollars. Specifically, if a dividend is declared and paid in a foreign currency, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the US dollar value of the payments made in the foreign currency, determined at the conversion rate of the foreign currency to the US dollar on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into US dollars. Thus, if the value of the foreign currency decreases before you actually convert the currency into US dollars, you will be taxed on a larger amount in US dollars than the US dollar amount that you will actually ultimately receive.

PRC laws and other conditions may limit our ability to make dividend payments to our shareholders.

We are a holding company in the British Virgin Islands, or the BVI. We generally rely on our PRC subsidiaries to provide us with cash flow and to meet our other obligations. Additionally, to the extent that the board determines that the company should pay dividends, it will likely have to rely on our PRC subsidiaries to provide the cash to be able to make the payments. Relevant PRC laws and regulations permit payment of dividends by a PRC subsidiary only from accumulated distributable profits, if any, determined in accordance with PRC accounting standards and regulations, and only after setting aside at least 10% of its current year profits (up to an aggregate amount equal to half of its registered capital). The PRC tax authorities may initiate changes in determining income of our PRC subsidiaries that would further limit their ability to pay dividends and make other distributions to us. It is therefore possible that our PRC subsidiaries will not have any distributable profit to pay us, even if they are profitable under U.S. GAAP.

The ability, as well as the decision, to declare dividends will also be influenced by the withholding taxes imposed on payments by companies in one jurisdiction to a company in another jurisdiction. For example, there is a 10% withholding tax imposed on a PRC company paying dividends to a company located in the BVI. This will reduce the value of any potential dividend to the ultimate shareholders, and therefore the board may determine that it would be a more prudent use of funds to reinvest funds that could be available for dividends into the business or acquire other businesses and assets.

Our business could be severely harmed if the Chinese government changes its policies, laws, regulations, tax structure or its current interpretations of its laws, rules and regulations relating to our operations in China.

Our principal manufacturing facility is located in China and the majority of our assets are located in China.  We generate our most of our sales revenue from customers located in China.  Therefore, our results of operations, financial state of affairs and future growth are, to a significant degree, subject to China’s economic, political and legal development and related uncertainties. Our operations and results could be materially affected by a number of factors, including, but not limited to

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

China’s legal system is a civil law system based on written statutes, in which system decided legal cases have less value as precedents, unlike the common law system prevalent in the United States or the BVI. There are substantial uncertainties regarding the interpretation and application of Chinese laws and regulations, including but not limited to the laws and regulations governing our business, or the enforcement and performance of our arrangements with customers in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings.  The Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade.  However, because these laws and regulations are relatively new, and because of the limited volume of published cases and judicial interpretation and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.   We are considered an FIE under Chinese laws, and as a result, we must comply with Chinese laws and regulations.  We cannot predict what effect the interpretation of existing or new Chinese laws or regulations may have on our business.  If the relevant authorities find us to be in violation of Chinese laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation: levying fines; revoking our business and other licenses; requiring that we restructure our ownership or operations; and requiring that we discontinue any portion or all of our business.

A slowdown or other adverse developments in the Chinese economy may materially and adversely affect our customers’ demand for our services and our business.

The majority of our operations are conducted in China and much of our revenues are generated from sales to businesses operating in China.  Although the Chinese economy has grown significantly in recent years, such growth may not continue. Currently, some sectors of the economy are experiencing a slowdown in business activity. We do not know how sensitive we might be to a slowdown in general economic growth or other adverse changes in Chinese economy which may affect demand for our products and services.  A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in China may materially reduce the demand for our products and services and, in turn, reduce our results of operations.

The implementation of PRC employment law is likely to result in increased labor costs in China, which may effect our business and profitability.

The Labor Contract Law, which became effective on January 1, 2008, imposes on employers requirements to enter into fixed-term employment contracts, and effects the recruitment of temporary employees and dismissal of employees.  In addition, under the Regulations on Paid Annual Leave for Employees, which also became effective on January 1, 2008, employees who have worked continuously for more than one year are entitled to paid vacation time ranging from 5 to 15 days, depending on the length of the employee’s service.  Employees who waive such vacation entitlements at the request of the employer will be compensated for three times their normal daily salaries for each vacation day so waived. On July 1, 2011, China promulgated the Social Insurance Law to unify pervious scattered laws relating to social insurance matters. The law clarifies that the social insurance system in China includes pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, all of which are mandatory benefits for employees of companies operating in China. Employers are required to make contributions under these insurance schemes, which although local in rates, are overall expected to increase employee expense over time. There is no assurance that disputes, work stoppages or strikes will not arise in the future over these and other matters. Increases in the labor costs or future disputes with our employees could damage our business, financial condition or operating results.

Under the EIT Law, we may be classified as a “resident enterprise” of China.  Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the Enterprise Income Tax Law, or the EIT Law, and implementing rules, both of which became effective on January 1, 2008, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese domestic enterprise for enterprise income tax purposes.  The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the Notice, further interpreting the application of the EIT Law and its implementation for non-Chinese enterprises or group controlled offshore entities.  Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) substantial assets and properties, accounting books, corporate chops, board and shareholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management often resident in China.  A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10% when paying dividends to its non-PRC shareholders.  However, it remains unclear as to whether the Notice is applicable to an offshore enterprise incorporated by a Chinese natural person.  Nor are detailed measures on imposition of tax from non-domestically incorporated resident enterprises are available.  Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

We may be deemed to be a resident enterprise by Chinese tax authorities.  If the PRC tax authorities determine that Hollysys is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations.  In our case, this would mean that income such as interest on financing proceeds and non-China source income would be subject to PRC enterprise income tax at a rate of 25%.  Second, although under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.  Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares.

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

Moreover, securities markets may from time to time experience significant price and volume fluctuations for reasons unrelated to operating performance of particular companies. For example, from October 2008 until June 2009, securities markets in the United States, China and throughout the world experienced a historically large decline in share price. These market fluctuations may adversely affect the price of our ordinary shares and other interests in our company at a time when you want to sell your interest in us.

We are a “foreign private issuer,” and have disclosure obligations that are different than those of other U.S. domestic reporting companies so you should not expect to receive the same information about us at the same time as a U.S. domestic reporting company may provide.

We are a foreign private issuer and, as a result, we are not subject to certain of the requirements imposed upon U.S. domestic issuers by the SEC. For example, we are not required to issue quarterly reports or proxy statements.  Also, we are allowed four months to file our annual report with the SEC.  We are not required to disclose certain detailed information regarding executive compensation that is required from U.S. domestic issuers.  Further, our directors and executive officers are not required to report equity holdings and transactions in our equity under Section 16 of the Securities Act.  As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors.  We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5.  Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, other U.S. domestic reporting companies.  We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer. Violations of these rules could affect our business, results of operations and financial condition.

The payment of cash dividends depends on the decision of the Board of Directors and the cash and legal requirements of our company.

The Board of Directors decides if and when the company will pay cash dividends. The decision to pay dividends will depend on many factors from time to time, including the cash needs of the company and its subsidiaries, the legal requirements of Chinese companies to maintain stated capital amounts, and the tax policies of the various jurisdictions in which we operate. There can be no assurance that there will be regular cash dividends.

You may have difficulty enforcing judgments obtained against us.

We are a BVI company and substantially all of our assets are located outside of the United States. The majority of our assets and our current business operations are conducted in the PRC.  In addition, our directors and officers are nationals and residents of countries other than the United States. The assets of these persons are located mostly outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons.  It also may be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.  In addition, there is uncertainty as to whether the courts of the British Virgin Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.  It is uncertain whether such British Virgin Islands or PRC courts would be competent to hear original actions brought in the BVI or the PRC against us or such persons based upon the securities laws of the United States or any state thereof.

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

We believe that we are not considered a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our tax year ended June 30, 2012.  However, each year we must make a separate determination as to whether we are a PFIC.  We cannot assure you that we will not be a PFIC for our tax year ending June 30, 2013 or any following tax year.  If a non-U.S. corporation either (i) has at least 75% of its gross income is passive income for a tax year or (ii) has at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a tax year) attributable to assets that produce or are held for the production of passive income, then the non-U.S. corporation will be deemed a PFIC.  The market value of our assets may be determined to a large extent by the market price of our ordinary shares. If we are treated as a PFIC for any tax year during which U.S. shareholders hold ordinary shares, certain adverse United States federal income tax consequences could apply to such U.S. holders.

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

A. History and Development of the Company

We were established under the laws of the BVI on February 6, 2006, as HLS Systems International, Ltd., in order to merge with Chardan, a Delaware special purpose acquisition company, originally established on March 10, 2005, with the primary purpose of effecting a business combination with an unidentified operating business that has its primary operating facilities located in China, in any city or province north of Yangtze River. On September 20, 2007, we acquired all of the issued and outstanding ordinary shares of GTH, a BVI company.  Simultaneously with the acquisition, Chardan merged with and into us, all of the common stock of Chardan was converted into our ordinary shares, on a one-to-one basis, and we assumed the then outstanding Chardan warrants.  As a result of the foregoing transactions, we acquired a controlling interest in Beijing Hollysys and Hangzhou Hollysys, and an indirect interest in their majority and minority owned subsidiaries, and the consolidated financial statements of Beijing Hollysys and Hangzhou Hollysys became our historical financial statements for accounting and reporting purposes.  On July 17, 2009, we changed our name to Hollysys Automation Technologies Ltd. to more accurately reflect our core value of leveraging proprietary technologies to provide state-of-the-art automation and control solutions for our clients.

GTH and Subsidiaries

GTH was established under the laws of the BVI on September 21, 2005, as a holding company for our indirect PRC subsidiaries, Beijing Hollysys and Hangzhou Hollysys.

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

During the period from December 2007 to March 2008, we established a series of wholly owned subsidiaries, including (i) Beijing Hollysys Group, a Chinese domestic enterprise which acquired the original shareholders’ 74.11% equity interest in Beijing Hollysys; (ii) Helitong, a wholly foreign owned enterprise in China which acquired the original shareholders’ 100% equity interest in Beijing Hollysys Group; (iii) World Hope, a Hong Kong company which acquired the original shareholders’ 100% equity interest in Helitong; and (iv) Clear Mind, a BVI company which acquired the original shareholders’ 100% equity interest in World Hope.  Through this series of ownership arrangement, we obtained the 74.11% legal ownership of Beijing Hollysys instead of through consignment agreements. However, there can be no assurance that the PRC authorities will not, in the future, challenge the appropriateness of the procedures of the transferring of the ownership of the PRC subsidiaries as the Company did not directly go through the procedures required by the M&A Regulations.

On July 1, 2009, we completed the acquisition of 1.78% equity interest in Beijing Hollysys from the noncontrolling interest holder for a consideration of RMB 18 million (approximately $2,638,793), and held 75.89% equity interest of Beijing Hollysys upon the completion of the acquisition.

On December 23, 2009, we entered into a share sale and purchase agreement, or the Share Purchase Agreement, with Unionway Resources Limited, a business company incorporated in the BVI, or the Seller, pursuant to which, among other things, the Company acquired 24.11% equity interests of Beijing Hollysys.  As the consideration for the acquisition of the equity interest, we agreed to:

1)         issue 4,413,948 ordinary shares, or the Shares, to the Seller, and

2)         pay cash RMB 67,634,366.25 (approximately$9,917,063) to the Seller.

The Shares were issued to the Seller and its designee on March 16, 2010.  As a result of the acquisition of the equity interest, we indirectly own 100% of Beijing Hollysys.

On September 1, 2009, Beijing Hollysys entered into an agreement with two equity owners of WoDeWeiYe to acquire 51% equity interest in of WoDeWeiYe for a cash consideration of RMB 2 million (approximately $294,477).  Upon the acquisition, WoDeWeiYe became a subsidiary of the Company, and the operating result of WoDeWeiYe was included in the Hollysys’s consolidated financial statements effective from September 1, 2009.  We acquired WoDeWeiYe to engage in the intelligent electric meter business and to further build up our foothold in subway automation sector.

On June 4, 2010, Beijing Hollysys Group invested RMB 10 million (approximately $1,464,536) to establish a wholly owned subsidiary, Beijing Hollysys Electronics, which engages in the business of automation equipment manufacturing and assembly.

On June 4, 2010, Beijing Hollysys Group invested RMB 5.10 million (approximately $746,913) to establish a subsidiary, Hollycon, which engages in the medical automation equipment manufacturing business.

On March 9, 2011, Beijing Hollysys invested RMB 10 million (approximately $1,520,751) to establish a subsidiary, Xi’an Hollysys, which engages in the research and development business.

On April 15, 2011, Beijing Hollysys Group invested RMB 10 million (approximately $1,528,585) to establish a subsidiary, Hollysys Investments, which engages in the investment management and consulting business.

HAP and Subsidiaries

On November 19, 2007, we entered into a sales and purchase agreement with Fulbond Systems Pte. Ltd., or Fulbond Systems, a Singapore based company partially owned by Mr. Kiam Fee Yau, an ex-director of the company, to acquire a 100% interest of Fulbond Systems for a price of SGD$1,066,234 (approximately $744,596).  Pursuant to the sales and purchase agreement, the closing day of this acquisition was November 30, 2007 and after the ownership transfer, we changed the name of Fulbond Systems to “Hollysys (Asia Pacific) Pte. Limited,” or HAP.  The purchase price was paid in cash on December 11, 2007.  As a result of the transaction, HAP becomes our wholly owned subsidiary and the its operating results are included in our consolidated financial statements, effective from December 1, 2007.  We acquired HAP to serve as our Asia Pacific headquarters to market our automation products within the region as well as in other overseas countries.

On May 18, 2011, we entered into a stock purchase agreement with the stockholders of Concord, a Singapore headquartered electrification related service provider to rail and industrials in South-East Asia and the Middle East, to acquire a 100% interest of Concord, including Concord Corporation Pte. Ltd., and its subsidiaries Concord Electrical Pte. Ltd., Concord Electrical Sdn. Bhd. incorporated in Malasia, and Concord Corporation Pte. Ltd. Dubai Branch. The consideration is a combination of cash and stock, with a total value of approximately $42.9 million, consisted of:

1)	SGD 41.5 million cash (approximately $33,789,285), which was paid in two equal installments of SGD 20.75 million each in May 2011 and July 2011, respectively; and
2)	1,006,788 ordinary shares of Hollysys, with a market value of approximately $9,121,499 as of July 1, 2011, the closing date, which were issued to the seller on September 2, 2011.

Through the acquisition, the Company seeks to expand the existing distribution and marketing channels to cross sell the Company’s existing product lines in rail and industrial segments to fast growing South-East Asia and the Middle East markets. The effective date of the acquisition of Concord was July 1, 2011, at which time it became a wholly owned subsidiary of the Company, and its operation results are included in our consolidated financial statements effective from July 1, 2011.

On May 9, 2012, HAP invested HKD 10,000 (approximately $1,288) to establish a subsidiary, CSHK, which engages in developing the automation business in Hong Kong.

B.  Business Overview

We are a leading provider of automation and control technologies and applications in China and increasingly in Southeast Asia and the Middle East that enable our diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, we have approximately 3,500 employees with nationwide presence in over 50 cities in China and subsidiaries and offices in Singapore and the Middle East. We serve over 4,000 customers in the industrial, building retrofit, railway, subway and nuclear power industries in China, and Southeast Asia. Our proprietary technologies are applied through our industrial automation solution suite, including the DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear conventional island automation and control system and other products.

We historically focused our efforts on the area of DCS, which are networks of controllers, sensors, actuators and other devices that can be programmed to control outputs based on input conditions and/or algorithms, which are mainly used to control continuous manufacturing processes. Our DCS have been widely used in the industries involving continuous flow of material handling, such as power generation, petro-chemical, chemical, cement manufacturing, paper mills, and waste water recycling. We have also entered the PLC market, which is mainly used in discreet control applied to a wide array of industries. PLCs are usually integrated together into machines providing control at the machinery level. With more of our proprietary products introduced into the market and the behavioral change of customers’ purchasing practice, we gradually have changed our market and sales positioning from being a single DCS/PLC product provider, to being a total solution provider encompassing third-party hardware-centric products such as instrumentation and actuators, our proprietary DCS/PLC products, and valued-added software packages such as AMS (Asset Management System), MES (Manufacturing Execution System), APC (Advanced Process Control), OTS Simulation (Operator Training System),and others.. The safety system SIS (Safety Instrumentation System), certified under European safety standards and newly introduced to the market in July 2012 will further round out our proprietary product suite in the industrial automation segment.

We also branched out from the industrial automation domain into the subway and surface rail businesses, leveraging on our core competency and strong research and development capabilities, and have already established a leading position in the high-speed rail signaling market and subway SCADA (Surveillance Control and Data Acquisition) market. We also command a position in China’s nuclear automation and control market as the only proven local automation and control product provider to the conventional island of nuclear stations. Through our joint venture with China Guangdong Nuclear Power Holdings Co., Ltd., China Techenergy Co., Ltd., we have access to all the nuclear reactors being contracted to our joint venture partner, which is currently holding roughly 60% of China’s nuclear market share. Through Concord, we are able to provide end-to-end complete electrification related services in rail, power, semi-conductor, pharmaceutical, petrochemical and other industrial sectors by working with multinational corporations and Hollysys.  We believe that our present leadership position in the high-growth segments is attributable to our vision, execution, and strong research and development capabilities.

We have a reputation in the industry for our comprehensive capabilities in the PRC domestic industrial automation market and have concentrated our focus on the development of this market.  We sell our products and services to, or carry out engineering projects for, national or multi-provincial companies with subsidiaries located across 30 provinces in China.  To date, we have served more than 4,000 industrial enterprise customers and have undertaken over 10,000 projects.  We believe that the quality of our systems is unsurpassed by local Chinese competitors and is comparable to high-end foreign suppliers of DCS and the history of our projects supports that view.  For example, after three years of review and analysis, BASF, a large multi-national company, has designated us as a potential qualified DCS vendor for the company, a distinction shared with large multinationals such as ABB and Emerson.

Internationally, we have a strong presence through Concord in Southeast Asia and increasing in the Middle East and through Hollysys marketing efforts in Hong Kong SAR. During the past year we have achieved a number of significant contract wins, including (i) contracts with MTR Corporation of Hong Kong SAR to provide a complete suite of high-speed rail signaling systems to Guangzhou-Shenzen-Hong Kong Express Rail Hong Kong Section, and (ii) a contract with Sendan International Co., Ltd. to provide electrical, instrumentation and control installation works for Rabigh Power Plant II in Rabigh, Saudi Arabia, which is powered by natural gas and oil. Our international stature will be enhanced by our obtaining international certifications such as the European Safety Standard Certification Level 4, which relates to our proprietary subway signaling systems.

Our revenue increased from approximately $157.5 million in fiscal year 2009, to approximately $321.7 million in fiscal year 2012, representing a compounded annual growth rate (CAGR) of approximately 26.9% for the past three years.  During the same period, our non-GAAP net income attributable to Hollysys increased by CAGR of 30.7%. These significant increases reflect our success in exploring new business areas and our increasing market penetration.  We continually seek to broaden our market reach by introducing new products and improving our profit margin through new business areas such as railway control systems and nuclear power plant control, while exploring international market to fulfill our mission of sustainable and high growth.

Strategy

Our goal is to become one of the world's leading automation and control technology and product providers.  To meet this goal we plan to enhance the core competencies that have made us a leading domestic automation and control technology and application provider in China, the only Chinese company qualified to design and manufacture non-safety control systems of nuclear power stations, and a leader in the industrial automation and in the high-speed rail and subway sectors. The principal elements of our core business strategies are as follows:

•	To further establish our leadership position as a dominant automation and control technology and application provider across all the addressable market segments– We seek to be a potential industry consolidator in China as a dominant leading provider of industrial automation and control technology and application for clients in various industries, by presenting ourselves as a more total solution provider and expanded sales force and network across the country. We seek to further penetrate the high-speed rail and subway business with more proprietary products to enhance our leading position and market share. Since the majority of our customers operate in a wide range of industries, especially in the high-speed rail, subway, and nuclear sectors, we stand to be a prime beneficiary of China’s drive for environment protection, clean energy, lower carbon emission, national economic development model transformation from export oriented to domestic consumption oriented, and the rising labor cost due to demographic change in China. We plan to aggressively expand our business to fully exploit the anticipated growing demand for automation and control in areas favored by government policy and the macro trend, such as clean energy and other environmentally friendly industries, and infrastructure industries. Our combination of patented technologies, strong research and development capabilities, ability to leverage strategic alliance to enter and penetrate new market segments, and a comprehensive understanding of the Chinese market should allow us to capitalize on these growth opportunities.

•	To continuously enhance our leadership position in technology – We have long been recognized as a pioneer in the development of industrial automation and control technology and applications in China. We are continuously seeking ways to improve our existing product lines while being committed to the development of new applications, platforms, and products. In order to maintain our leadership in technology, we have devoted and will continue to devote significant resources to the research and development that is undertaken by a group of highly trained and skilled engineers. We plan to concentrate our research and development resources on our addressable market related technologies and products, and international market, including the 5th generation of proprietary DCS platform, subway signaling system, safety system for industrial automation, and high-speed rail products to complement our existing high-speed product portfolio.

•	To actively explore and prepare for international market expansion– Management is pursuing a strategy for Hollysys to have meaningful revenue generated from the international market and to become one of the leading automation and control players in the world. We made significant progress in this business objective through the acquisition of the Concord Group, headquartered in Singapore, by which we obtained a well-established distribution channel and customer/partner base to cross-sell our products in the rail and industrial automation segments and a seasoned management team to form the core of our future international team. Because the Ministry of Railways of China employs its own administrative admission system to allow or disallow use of products and entry of system providers to supply the China’s national rail industry, our high-speed rail signaling products that are currently deployed in China’s high-speed rail lines have not needed and do not have European safety standard certification, which is a prerequisite for the rail market outside of China. To satisfy international requirements, we plan on redesigning the whole set of our signal systems, based wholly on our own proprietary technologies, with the goal of obtaining full certification by European organizations for the SIL 4 certification (Safety Level IV).

The signaling system set includes the onboard ATP (automatic train protection) system with SIL 4 certification for high-speed rail and subway that are used to protect the train from travelling at excessive speeds, the ground based TCC (train control center) with SIL 4 certification for ground safety control of trains, the CBI (computer based interlocking)system with SIL 4 certification for both high speed rail and subways, the ATS (automatic train supervision) system with SIL 2 certification for metro ATC systems, and other auxiliary interfacing products. Based on our own technologies, we are able to customize our system platforms to meet every level of requirements from conventional rail signaling systems to the most state-of-the-art, high-speed rail applications, not only for the Chinese market but also for the international market.

We currently have a proprietary ATP (Automatic Train Protection), TCC (Train Control Center), LEU (Line-Side Electronic Unit), BTM (Balise Transmission Module), TSRS (Temporary Speed Restriction Server), HVC (Hollysys Vital Computer), and Interlocking system according to international standards and have passed the Safety Integrity Level 4 (SIL4) certification for the high-speed rail sector. In the subway sector, the ATS (Automatic Train Supervision) and CBI (Computer Based Interlocking) have passed SIL2 and SIL4 certification respectively. Other products, including the ATO (Automatic Train Operation), ATP (Automatic Train Protection) and ZC (Zone Controller), we expect to pass SIL4 certification by the end of calendar year 2012.

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

Industrial Automation: Our principal offering is a comprehensive suite of automation systems for a wide spectrum of industrial market clientele, ranging from petrochemical, thermal power industries, to cement production and paper making industries. Our comprehensive suite of automation solution consists of third-party hardware-centric products such as instrumentation and actuators, our proprietary software-centric DCS/PLC, and valued-added software packages such as RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), and SIS (Safety Instrumentation System). The Safety Instrumentation System which was certified under European safety standards and was introduced to the market in July 2012, further round out our proprietary product suite in the industrial automation segment. The two mainstream products for this market segment are our DCS products and our PLC.  DCS are a network of controllers, sensors, actuators and other devices that can be programmed to control outputs based on input conditions through logic calculations. In an automated production line, sensors or so-called “instrumentations” are distributed across the production facility to monitor sub-systems like the robots, CNC machines, and logistic tools.  These sensors are like human eyes, which monitor the process, and detect any abnormal situations.  The information collected from those sensors is then transmitted to the DCS for centralized data processing through communication networks.  The central computer (brain) processes information and generates commands, based on sophisticated algorithmic and pre-set parameters.  These commands are then sent to actuators (muscles/bones) through communication devices to execute the orders and maintain production flow.  PLCs are small computer devices installed on machines or equipment, for example, on a factory assembly line, for manufacturing automation.

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

Nuclear Automation and Control:  As the only proven domestic automation control systems provider to the nuclear power industry in China, we provide our HOLLiAS NMS product to China’s nuclear power industry.  In a nuclear station, the nuclear island operates to transform nuclear energy to heat energy, and pass on the steam generated by the steam generator to the conventional island, where steam drives the turbine to generate the electricity, and pass on to the transformer for loading onto the grid.  Our HOLLiAS NMS proprietary control systems are now used for non-safety operation control. The know-how was accumulated from our industrial DCS applications in high-end, conventional energy power plants, with much more sophisticated software and hardware specifications, and more stringent production and quality assurance process. Our nuclear joint venture China Techenergy Co., Ltd. has already successfully completed developing its proprietary safety nuclear power automation and control system, which is expected to be commercialized in 2012 or 2013, when the total automation and control for nuclear power stations will be fully localized for China.

Subway Automation:  We have provided our SCADA system to China’s subway market for many years, including the Beijing Subway, Guangzhou Metro, Shenzhen Metro, Dalian Metro and etc.  SCADA is an open software platform to enable integrated and unified monitoring of all necessary sub-systems of the subway, including the Power Supervisory Control and Data Acquisition System, Building Automatic System, Fire Alarm System, Platform Screen Door System, Access Control System, Closed Circuit Television, Passenger Information System, Passenger Train Information System, and Alarm System.  Given the exponential growth in China’s subway market and the continued growth expected for the decades to come, Hollysys is developing its proprietary Subway Signaling System, based on its strong research and development capability and technical know-how of signaling application accumulated from high-speed rail. The current subway signaling market is predominantly occupied by multi-national corporations, such as Siemens.

We establish a project group for each potential customer, which has a team of systems engineers and managers to provide total integrated solutions to our customers to meet their specific requirements. Each project group is staffed with a dedicated team of sales engineers, technical engineers and project management professionals. The sales engineers and technical engineers work together to offer the best customized solutions as a result of their understanding of the customer’s detailed requirements through on-site studies. The technical engineers are responsible for hardware assembly, software configuration, testing and installation, commissioning and trial operation, and start-up and training; while the project management professionals oversee budgetary matters, coordinate the work force, ensure adequacy of resources and monitor progress and quality to ensure the timely completion of each project.  Our integrated solutions projects involve one or more of the following activities:

•	Solution planning – We provide our customers with strategic and tactical reviews of their current operations and future requirements. The planning includes defining client business requirements, developing appropriate hardware and software, and selecting preferred technology.

•	Solution design – We detail the industry specifications and implementation tactics necessary to achieve our customer’s objectives. Hollysys also considers how the new technology will integrate hardware and software integrated in the solution with the customer’s existing hardware and software and how it will be managed on an ongoing basis. Examples of these services include defining functional requirements for the system and our components, developing integration plans and designing of customer-specific system and services applications.

•	Solution implementation – We install the recommended systems and provide essential services throughout the whole solution implementation process, to better meet our customers' specific requirements. Key activities include project management, hardware procurement and production, software development, configuration and field installation and testing, and development of customized system and services management applications.

Our integrated solutions based on our proprietary technology and products create value for and improve the competitive strengths of our customers by:

•	Generating synergy and improving efficiency of our customers through integrating communications, marketing and service functions;

•	Utilizing our industry and process knowledge to develop customized solutions that improve the efficiency of our customers;

•	Providing a software platform for the optimization of management operations, which provides real-time automation and information solutions throughout a business; and

•	Offering maintenance and training services to our customers, which help to cut costs and improve operating efficiency.

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

Market for Automation and Controls Solutions

DCS Market

According to the ARC Advisory Group, or ARC, an industry research group, the DCS market in Asia, as measured by revenue, exceeded $4,592.6 million in 2009 and will grow at a compounded annual growth rate of approximately 7.7% through 2014.ARC further projects that the DCS market, as measured by revenue, will exceed $6,654.2 million by 2014 in Asia.

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

Currently, the vast majority of the global automation market is still controlled by a handful of multi-national companies, most of them with western roots. Our competition includes some very recognizable names: Honeywell (US); Siemens (Germany); Emerson (US); ABB (Sweden); Rockwell (US); Westinghouse (US); and Hitachi (Japan). The western roots of automation are not surprising, as that is also where industrialization began and progressed the farthest during the 19th and 20th centuries.  However, a new focus of the automation market is China and increasingly Southeast Asia, where the tremendous growth in industrialization is by now a very familiar story. Manufacturing jobs in the US and other western economies over the past two decades have steadily decreased, while the industrial base in China, Southeast Asia and the Middle East has expanded. In particular, China’s shift from a developing country to one of the world’s leading manufacturers of industrial equipment and consumer goods has created a substantial and growing demand for the automation systems that help to make those manufacturing processes more efficient, reliable and safe.

We believe China’s industrial automation growth rate will continue to be significant. We see China enjoying a healthy growth rate given its relative current lower penetration rate and the rising cost of labor.  To date, we have implemented over 10,000 projects, with over 4,000 customers.  This client base includes large state-owned enterprises, multi-national companies, and other domestic companies. Our main competitors in this field are global players such as ABB, Siemens, and Emerson, as well as Supcon from China.  We believe that the Hollysys brand recognition and market reputation and our strong research and development capabilities will enable us to enter and penetrate high-margin market segments currently dominated by foreign companies, and will ensure our revenue from this industrial market to grow at a rate continuously exceeding the industry average.

High-Speed Rail and Subway Market

Another end-market for Hollysys is the high-speed rail market in China, where we command a leading position in providing high-speed rail signaling systems to ensure the safety of passenger train movement. High-speed rail is a relatively new development in China.  The Ministry of Railways of China developed a national high-speed rail signaling technological standard, the China Train Control System, or the CTCS. Under the CTCS, the standard governing the 200-250km/hour speed category is called C2, while C3 governs the 300-350km/hour category. These standards are different from the international standards propounded by European organizations or Japan. There are more than 9,000km of high-speed rail tracks in operation in China, with more than 16,000km high-speed rail tracks in construction, according to the Ministry of Railways. The majority of operational high-speed lines are in 200-250km/hour, with only a few operational lines in 300-350km/hour, which include Beijing-Shanghai line, Wuhan-Guangzhou line, Zhengzhou-Xian line, Shanghai-Nanjing line, Shanghai-Hangzhou line and Guangzhou-Shenzhen line, of which the signaling system of Zhengzhou-Xian line and Guangzhou-Shenzhen line were supplied by Hollysys.

According to the official announcement from the Ministry of Railways, China is planning to have 20,000 kilometers of high-speed railways in operation by the end of 2015, with an estimated capital budget of approximately 2.8 trillion RMB.  According to China’s Ministry of Railways, the China’s high-speed rail network will consist of artery lines and inter-city lines. The artery lines are “the Four Horizontals and the Four Verticals” referring to their positions on the map of China.  The Four Vertical lines include the Beijing-Guangzhou line, Beijing–Shanghai line, Harbin-Dalian-Shenyang-Beijing line, and Shanghai-Hangzhou-Shenzhen line.  The Four Horizontal lines include the Lanzhou-Xian-Zhengzhou-Lianyungang line, Shanghai-Wuhan-Chongqing-Chengdu line, Hangzhou-Changsha-Kunming line, and Taiyuan-Shijiazhuang-Qingdao line.  The inter-city high-speed lines are mainly planned for economically well-developed regions with high densities of population, such as Zhu Jiang River Delta (Guangzhou-Shenzhen region), Yangtze River Delta (Shanghai-Hangzhou region), and Beijing-Tianjin-Tangshan region.   As one of the three high-speed rail signaling products providers admitted by the Ministry of Railways in the C2 category, and one of the only two high-speed rail signaling products providers to the C3 segment, we believe that Hollysys is well positioned to benefit from this unprecedented, world leading high-speed railway build-out.

We also provide our proprietary software platform and solutions of SCADA to the subway market. China’s subway market is expected to receive significant government investment due to urbanization and environmental concerns. According to China’s Ministry of Housing and Urban-Rural Development, the China subway market will grow from 776 kilometers in 2008 to 4,189 kilometers in 2015, with government estimated investment amounting to $129 billion in the period. Leveraging on our know-how from high-speed surface rail signaling technology and our well-recognized brand name, we are developing our proprietary signaling products for the subway market, and hoping to replace foreign platforms currently dominating the China’s subway signaling market and to export our proprietary signaling products to overseas countries. We believe it will present a better value positioning to our subway customers by bundling our proprietary subway SCADA system with our proprietary signaling system, when we will see our market share and margin expansion.

Nuclear Market

We are well-positioned to benefit from China’s nuclear power development. At present, China’s nuclear power sector is relatively underdeveloped, with the vast majority of power generated by coal-fired power plants. There are currently 15 nuclear reactors in operation, providing approximately 12.6 GW of power, in comparison to the total electricity-generating capacity in China of approximately 700 GW.  This represents approximately 1.8% of the total electricity generated by nuclear energy, lagging far behind the world average of 15% power generated from the nuclear energy, with France being the highest with 70% of its power generated from nuclear.

Driven by clean energy initiatives and China’s commitment of reducing its carbon emission by 45% per GDP unit by 2020, China’s installed nuclear power generating capacity is expected to reach 70GW-80 GW by 2020. Approximately, it is believed that one nuclear reactor generates 1GW electricity. During the year 2005, we formed a joint venture, China Techenergy Co., Ltd., with China’s leading nuclear station operator, China Guangdong Nuclear Power Holdings Co., Ltd., to provide its proprietary non-safety automation and control products to the nuclear stations constructed by China Guangdong Nuclear Power Holdings Corporation.  We believe this strategic alliance position us to be the dominant nuclear automation system provider in China. China Guangdong Nuclear Power Holdings Co., Ltd. currently has approximately 60% of China’s nuclear market share.

Integrated Contracts

The main channel through which we get our automation system business is the procurement bidding process.  Customers seeking bids propose their requirements and specifications in legal bidding documents and those companies that are interested in obtaining these contracts make a bid in written form.  If we win the bid, we finalize an integrated contract.  We derive over 90% of our total consolidated revenues from the integrated contracts that we win through the bid process.  In addition, we have a revenue stream through the sale of spare parts and component products to customers for maintenance and replacement purposes after the completion of the integrated solution contract, which tends to provide a recurring revenue stream, even though this revenue is not in the form of multiple-year contracts.

The purpose of an integrated contract is to furnish an automation system that provides the customer with a total solution for the automation or process control requirement being addressed.  The automation system and total solution that we offer consists of hardware, software and services, all of which are customized to meet the particular needs and technical specifications of our customers.  None of the hardware, software and service has independent functionality, and therefore cannot be sold separately to customers.

The major terms of an integrated solution contract include solution planning and design, system installation, customer acceptance, payment milestones and warranty.  The process of fulfilling an integrated contract consists of the following four stages:

•	Solution planning and design - We provide customers with a customized plan for achieving the required solution by establishing a project group for each contract. The project group includes system engineers who propose and discuss and agree on the system design and implementation plan with the technical personnel of the customers.

•	System manufacturing and installation - Based on the design and implementation plan, and in accordance with the project schedule, we enter into the process of purchasing the necessary hardware, manufacturing components for the hardware, developing software platform, re-configuring the software embedded in the hardware, and fabricating the integrated hardware into cabinets, on-site installation and testing, and training customer’s personnel about how to use the automation and total solution.

•	Customer acceptance - The procedures for customer inspection and acceptance of the system are typically contained in the contracts. The initial inspection usually occurs when the hardware is delivered to the customer’s site for the purpose of detecting any obvious physical damage during shipping and to confirm that the entire order was delivered. A final acceptance will be performed upon the satisfaction of integrated solution testing.

•	Warranty period - The integrated solution contracts customarily provide our customers with a one-year warranty (although sometimes the warranty period may be more than one year depending on the customer and the negotiations for the contract), which runs from the date of the final customer acceptance. The end of the warranty period represents fulfillment of the entire contract.

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

Our backlog of contracts presents the amount of unrealized revenue to be earned from the contracts that we have won.  Accordingly, any increase or decrease in new contracts won by us, or any change of scheduled delivery dates will have a future impact on our future revenue streams.  In the event of a delay of the delivery schedule, then the time of inspection, installation, trial run and customer acceptance will be delayed accordingly, all of which will affect our revenue recognition.  If the delay of delivering the specified automation systems was a result of our inability to deliver the system on a timely basis, then we will be held responsible for this delay, in accordance with the terms specified in the respective integrated contracts.

Competition

We compete with various domestic and international corporations offering automation and control systems.  We believe that our proprietary technology and products provide us with a strong competitive advantage over our domestic Chinese competitors. However, a number of multinational companies, some of whom have substantially greater financial and other resources than we currently have, have been offering first rate automation systems in competition with us.  We believe that our primary competitors in the industrial automation market for our products are multi-national corporations, such as ABB, Honeywell, Emerson and Siemens, and the local company Supcon, a private company affiliated with Zhejiang University.

In the PRC high-speed rail business, as China’s Ministry of Railways employs an administrative admission system and China establishes its national rail technology standard, the China Train Control Standard (CTCS), we believe that competition from multi-national companies will decrease or be eliminated. Currently, Hollysys is one of only three entities granted admission to supply signaling products to China’s 200-250km/h segment of the high-speed rail market. The other two are the China Rail Signal & Communication Corp. (CRSC) and the China Academy of Railway Science. Hollysys is one of the only two permitted signaling product providers to China’s 300-350km/h segment of the high-speed rail market. The other provider is CRSC. In the subway business and the SCADA market, we mainly compete with Nanjing Automation Research Institute (NARI). In nuclear automation segment, we mainly compete with multi-national corporations such as Siemens, Areva, and Invensys.

In the Southeast Asian and Middle Eastern markets, our principal competitors for industrial automation are the multinational corporations such as ABB, Siemens, Emerson and Honeywell. The major competitors in the international rail and subway signaling markets are Bombardier and Alston.

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

Manufacturing and Raw Materials

We design and manufacture the hardware of our products in house, and in rare cases we outsource the production depending on special circumstances and delivery requirements. The core part of the hardware of our products is the printed circuit board. We manufacture the printed circuit boards in our SMT (Surface Mounting Technology) lines and plug-in mounting lines, and assemble them into various types of modules and then form the modules into the final products. The raw materials which we procure mainly include bare printed circuit boards from vendors based on our requirements and design considerations, and electronic components, chips, cabinets and cables among other factors. Our products are subjected to rigorous testing in our facilities prior to shipment.

Several subsidiaries of the Company, including Beijing Hollysys, Hangzhou Hollysys, Hollysys A&D, Hollysys Electronics and etc, have passed several or all of the GB/T 19001/ISO 9001 international quality management system certification, GB/T 24001/ISO 14001 environmental management system certification, and GB/T 28001 occupational health and safety management system certification.

The GB/T 19001/ISO 9001 international quality management system certificate is valid for production, technical service of industrial automatic control system equipment. the other two certificates are valid for production, technical service and related management activities of industrial automatic control system equipment.

Seasonality

Like many other Chinese companies operating in China, our businesses tends to be slower in the quarter that includes the month of March and tends to be to be stronger in the quarter that includes December due to the Chinese New Year factor and the budgeting practice that is on a calendar basis adopted by government agencies and most of Chinese private enterprises.

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

•	Foreign Currency Regulations. We are subject to the PRC’s foreign currency regulations. The PRC government has control over RMB reserves through, among other things, direct regulation of the conversion of RMB into other foreign currencies. Although foreign currencies which are required for “current account” transactions can be bought freely at authorized Chinese banks, the proper procedural requirements prescribed by Chinese law must be met. At the same time, Chinese companies are also required to sell their foreign exchange earnings to authorized Chinese banks and the purchase of foreign currencies for capital account transactions still requires prior approval of the Chinese government.

•	Taxation. The EIT Law, as further clarified by the Implementation Rules of the EIT Law and the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the EIT Law, applies a unified enterprise income tax, or EIT, rate at 25% to both FIEs and domestic invested enterprises. The EIT rate applicable to the enterprises established before March 16, 2007 those were eligible for preferential tax rate according to then effective tax laws and regulations will gradually transition to the uniform 25% EIT rate by January 1, 2013. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “High and New Technology Enterprises strongly supported by the state,” (“HNTE”) subject to certain general factors described therein. “Administrative Measures for Assessment of High-New Tech Enterprises,” or Measures, and “Catalogue of High/New Tech Domains Strongly Supported by the State,” or Catalogue (2008), jointly issued by the Ministry of Science and Technology and the Ministry of Finance and State Administration of Taxation set forth general guidelines regarding criteria as well as application procedures for qualification as a HNTE under the New EIT Law. Both Beijing Hollysys and Hangzhou Hollysys have met the qualifications for the HNTE designation, effective from January 1, 2011 to December 31, 2013, and are accordingly subject to a reduced national enterprise income tax of 15% for the effective period. In 2013, the Company will seek to reapply the qualifications of HNTE for the following 3 years from January 1, 2014 to December 31, 2016.

•	Dividend Distribution. Under PRC law, FIEs in China, including Hangzhou Hollysys, may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting principles. In addition, FIEs in China are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year for their general reserves until the accumulative amount of such reserves reaches 50% of registered capital. These reserves are not distributable as loans, advances or cash dividends. The board of directors of a FIE has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, and expansion (development) funds, which, once allocated, may not be distributed to equity owners except in the event of liquidation. In addition, under the new EIT Law, effective as of January 2008, dividends from our PRC subsidiaries to us are subject to a withholding tax of 10%.

The foregoing summary does not purport to be complete and is qualified by reference to the relevant provisions of applicable law in the jurisdictions in which we operate.  We believe that we are currently in compliance with all applicable laws and regulations relating to our business.

Marketing, Sales and Customer Support

Our marketing and sales activities are focused on the development of and addressing the growing demand for automation and control products, systems and services in the Chinese domestic market and the Southeast Asian and Middle Eastern markets. Our basic strategy is to build cooperative relationships with our customers, educating them about technological developments and reflecting their needs in our products and services.

Our sales teams consist of a complementary group of sales personnel and hardware and software engineers from a variety of disciplines to tailor products to specific customer needs. Employing a pool of skilled personnel in the early stage of a project accelerates the design and the subsequent production of a particular customized solution, typically exceeding that of our competitors. Our sales teams possess significant hands-on, industry-specific experience which permit them to do on-site process analyses, which in turn, makes the design and implementation of upgrades simpler. The result is an automation system that is more effective, efficient and reliable, which in turn leads to a truly satisfied customer.

Our sales force is organized into three principal groups, (i) regional sales, to provide business consulting, promote pre-sale activity and serve as customer contacts, (ii) customer service, to manage relations with contracted customers and improve customer satisfaction by coordinating responses to the client’s information requests, sale of supplemental parts or components and make customer visits, and (iii) market planning, to facilitate strategic cooperation with certain specialized manufacturers, to expand the specific fields for our products.

We identify and target market segments and select target sales opportunities within our markets and conduct sales opportunity studies to ensure that adequate sales resources are available. Sales quotas are assigned to all sales personnel according to annual sales plans. We classify market segments and target opportunities on national and regional levels. Segmentation of our markets helps us to determine our primary sales targets and to prepare monthly and quarterly sales forecasts. The sales team approves target projects, develops detailed sales promotion strategies and prepares reports on order forecasts, technical evaluation, sales budgeting expense, schedules and competition analysis. After the report has been approved, a marketing group is appointed, consisting of sales personnel and engineers. We employ marketing personnel to conduct market research, to analyze user requirements and to organize marketing communications.

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

As of June 30, 2012, we employed 816 direct sales personnel through our Chinese subsidiaries in China and through Concord in Singapore and the Middle East. The sales staffs were assigned to three business areas: industrial automation, rail transportation and overseas sales. Sales activities for industrial automation are widely distributed across China in over 50 cities; the rail transportation sales activities are mainly centralized at our Beijing headquarters; and for overseas regions, sales activities are mainly developed and guided from our offices in Singapore and the Middle East.

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report.  We are a holding company with no operations of our own.  We conduct our operations in China mainly through our Chinese operating companies, Beijing Hollysys, Hangzhou Hollysys and Hollysys A&D, and do our operations in southeast Asia and the Middle East mainly through Concord.

Our corporate headquarters are located at No. 2 Disheng Middle Road, Beijing Economic-Technological Development Area, Beijing, 100176, China.  Our telephone number is (+86) 10 58981386.  We maintain a website at http://www.Hollysys.com that contains information about our company, but that information is not a part of this annual report.

D. Property, Plant and Equipment

Since 2010, our principal executive offices have been located at No. 2 Disheng Middle Road, Beijing Economic-Technological Development Area, Beijing, 100176, China. At this location in Beijing, we have ample room for substantial expansion, as our needs require. We own the prepaid land leases to the properties at the following principal locations, each of which contains principal administrative offices, sales and marketing offices, research and development facilities, and manufacturing facilities:

Location	Approximate Sq. Meters
Beijing	120,000
Hangzhou	25,000

The manufacturing facilities at the above locations are used for the system integration production, including hardware testing instruments, auxiliary material processing, packaging and shipping, and for self-made product integration production, including inspection and testing.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

There are no unresolved staff comments.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F.  This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risk factors and the discussion of our business set forth in other parts of this annual report on Form 20-F.

Overview

Through our operating subsidiaries, we are one of the leading automation systems providers in China, developing a number of core technologies and completing numerous projects utilizing a wide array of automation products.  With our philosophy of sincere concern for customers and our technical innovation capabilities, we specialize in the research, development, production, sale and distribution of industrial automation for digital railway signals and information systems, e-government, motor drive transmissions and safety controls for nuclear power reactors.

The main channel through which we obtain our automation system business is the procurement bidding process.  Customers seeking bids propose their requirements and specifications in legally binding bid documentation, to which the companies interested in obtaining the contract respond with an appropriate bid.

We derive our revenue mainly from the integrated contracts we have won through the bid process, which accounts for approximately 95% of our total consolidated revenue.  An additional source of revenue, although small in percentage terms, is the sale of spare parts and component products to customers for maintenance and replacement purposes after the completion of the integrated solution contract.  Spare part and component sales are not part of the integrated solutions contracts.

The purpose of an integrated solutions contract is to furnish an automation system that provides the customer with a total solution for the automation or process control requirement being addressed.  The automation system and total solution we offer, consisting of hardware, software and services, is customized to meet the customer’s particular needs and technical specifications.  None of the hardware, software and services has independent functionality, and therefore, cannot be sold separately to customers.  The following table sets forth the information regarding the contracts we won during the last three fiscal years and backlog at the dates indicated:

	Years Ended June 30,
	2010	2011	2012
Number of new contracts won during the year	1,800	2,401	3,046
Total amount of new contracts (million)	$267.2	$331.0	$430.2
Average price per contract	$148,428	$137,841	$141,225

	Years Ended June 30,
Backlog Situation:	2010	2011	2012
Contracts newly entered and unfinished (million)	$145.9	$146.9	$242.4
Contracts entered in the prior year and unfinished (million)	$107.0	$149.5	$147.5
Total amount of backlog (million)	$252.9	$296.4	$389.8

As indicated above, both the amount of new contracts won and the amount of backlog have been increasing steadily during the past three years. Generally, the backlog represents increasing sales and increasing size of contracts which take more time to perform. The significant growth clearly validates our dedicated industry expert total solution and sales network expansion strategies. Our established brand recognition, strong track record of customization, quality and service, efficient R&D and implementation together with customer-orientated flexibility give us a significant competitive advantage over domestic and international competitors. We made substantial progress in our strategy of international market expansion through our successfully acquired company – Concord. Concord has been actively working on a few international bids and projects in the rail and industrial automation sectors. The acquisition of Concord provided a synergy with the rest of the company, successfully combining our proprietary technology and Concord’s international resources.

As a growing company, we have achieved significant progress in the past three years.  Our total consolidated revenues for the fiscal year ended June 30, 2012 was approximately $321.7 million, compared to approximately $262.8 million for the prior fiscal year, representing an increase of 22.4%, followed by a growth of 50.9% from approximately $174.1 million in fiscal 2010.

Recent Developments

In order to subdivide the specialization of our industrial automation business and spur a rapid expansion of our business, Hangzhou Hollysys invested RMB 50 million (approximately $7,912,895) to establish a subsidiary, Hangzhou Hollysys System Engineering Co., Ltd (“Hangzhou Engineering” thereafter) on June 8, 2012. The financial results of Hangzhou Engineering will be included in the Company’s consolidated financial statements, effective from the registration date, July 24, 2012.

Rights Plan

On August 27, 2010, our Board of Directors adopted a Rights Plan, or the 2010 Rights Plan.  In connection with the 2010 Rights Plan, the Board of Directors declared a dividend distribution of one “Right” for each outstanding ordinary share to shareholders of record at the close of business on August 27, 2010, effective as of September 27, 2010.  Each Right entitles the shareholder to buy one share of our Class A Preferred Stock at a price of $160.

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

Key Factors Affecting Our Growth, Operating Results and Financial Condition

Our future growth, operating results and financial condition will be affected by a number of factors including:

•	The ability in developing and acquiring new products and systems in order to improve competitiveness, which can increase both sales revenue and margins. The success of our business depends in great measure on our ability to keep pace with or even lead changes that occur in our industry.

•	The success in expanding our business in targeted emerging markets and overseas markets, which may require us to overcome domestic competition and trade barriers.

•	Our ability to retain our existing customers and to obtain additional business opportunities. Since we do not have long-term purchase commitments from customers, our customers can shift to other competitors for future projects. It is important to maintain our customer base in order to sustain and expand our business.

•	The success of our business also depends on securing a steady stream of new customers. In order for our business to continue to succeed and grow, it is vital to secure contracts with new customers on a regular basis.

•	The ability to secure adequate engineering resources and relatively low cost engineering staff can increase our profitability and potential business prospects. One of the competitive advantages that we enjoy is the access to lower cost engineering staff as compared to those of our Western and Japan-based competitors. The plentiful supply of affordable engineering talent in China is a key element of our overall business strategy.

•	Further improvement in product design and maintaining high standard of quality control, which can reduce or avoid product defects. Any product defects will result in additional costs and cause damage to our business reputation.

•	The ability to secure and protect our intellectual property rights is critical, as our business is based on a number of proprietary products and systems, and we strive to strengthen and differentiate our product portfolio by developing new and innovative products and product improvements.

•	The success in penetrating into the railway and conventional and nuclear power market sectors can develop new revenue streams and improve margins. In addition to the traditional industrial automation business, our plan for future growth includes an increasing emphasis on rail control systems, power generation control systems and building retrofitting.

•	The ability to obtain greater financial resources to match or even exceed our major competitors, in order to compete effectively with them, and to weather any extended weaknesses in the automation and control market.

•	The continued growth in Chinese industry and Chinese economy in general. This continued growth will create more business opportunities for us, as industrial companies in China are our principal source of revenues.

•	The ability to maintain key personnel and senior management, who will have significant impact and contribution to our future business. The ability to attract and retain additional qualified management, technical, sales and marketing personnel will be vital.

•	The continuation of the preferential tax treatment and subsidies currently available to our PRC subsidiaries will be critical to our future operating results. If governmental subsidies were reduced or eliminated, our after-tax income would be adversely affected.

•	The continued appreciation in RMB against US dollars will result in future translation gain as most of our assets are denominated in RMB. In addition, some of our raw materials, components and major equipment are imported from overseas. In the event that the RMB appreciate against other foreign currencies, our costs will decrease and it will increase our profitability.

Critical Accounting Policies

Business combinations

The Company accounts for its business combinations using the purchase method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations. The purchase method accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total cost of the acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statements of comprehensive income.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Acquisition-related costs are recognized as general and administrative expenses in the statements of comprehensive income as incurred.

Revenue recognition

Integrated solutions contracts

Revenues generated from designing, building, and delivering customized integrated industrial automation systems are recognized over the contractual terms based on the percentage of completion method. The contracts for designing, building, and delivering customized integrated industrial automation systems are legally enforceable binding agreements between the Company and customers. The duration of contracts depends on the contract size and ranges from 6 months to 5 years excluding the warranty period. The majority of the contract duration is longer than one year.

In accordance with ASC Subtopic 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts recognition is based on an estimate of the income earned to date, less income recognized in earlier periods. Revisions in the estimated total costs of integrated contracts are made in the period in which the circumstances requiring the revision become known. Provisions, if any, are made currently for anticipated loss on the uncompleted contracts.

The Company reviews and updates the estimated total costs of integrated solution contracts at least semi-annually. The Company accounts for revisions to contract revenue and estimated total costs of integrated solution contracts, including the impact due to approved change orders, in the period in which the facts that cause the revision become known as changes in estimates. Unapproved change orders are considered claims. Claims are recognized only when it has been awarded by customers. Excluding the impact of change orders, if the estimated total costs of integrated solution contracts, which are revised during the year ended June, 30, 2012, had been used as a basis of recognition of contract revenue since the contract commencement, net income for the year ended June 30, 2012 would have decreased by $13,109,779. Revisions to estimated total costs for the year ended June 30, 2012 were made in the ordinary course of business.

The Company combines a group of contracts as one project if they are closely related and are, in substance, parts of a single project with an overall profit margin. Whereas, the Company segments a contract into several projects, when they are of different business substance, for example, with different business negotiation, solutions, implementation plans, margins, etc.

Revenue in excess of billings on the contracts is recorded as costs and estimated earnings in excess of billings. Billings in excess of revenues recognized on the contracts are recorded as deferred revenue until the above revenue recognition criteria are met.

The Company generally recognizes 100% of the contractual revenue upon receipt of customer acceptance as the Company estimates that no further major costs will be incurred under a contract, a signed customer acceptance document has been obtained, and the warranty period commences. Revenues are presented net of taxes collected on behalf of the government.

Product sales

Revenue generated from sales of products is recognized when the following four revenue recognition criteria are met (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

Inventories

Inventories are composed of raw materials work in progress, purchased and manufactured finished goods and low value consumables. Inventories are accounted for on the “first-in, first-out basis”, and stated at the lower of cost or market.

The Company assesses the lower of cost or market for non-saleable, excess or obsolete inventories based on its periodic review of inventory quantities on hand and the latest forecasts of product demand and production requirements from its customers. The Company writes down inventories for non-saleable, excess or obsolete raw materials, work-in-process and finished goods by charging such write-downs to cost of integrated contracts and/or costs of products sold.

Warranties

Warranties represent a major term under an integrated contract, which will last, in general, for one to three years or otherwise specified in the terms of the contract. The Company accrues warranty liabilities under an integrated contract as a percentage of revenue recognized, which is derived from its historical experience, in order to recognize the warranty cost for an integrated contract throughout contract period. In addition, the Company estimates whether or not the accrued warranty liabilities are adequate by considering specific conditions that may arise and the number of contracts under warranty period at each reporting date. The Company adjusts the accrued warranty liabilities in line with the results of its assessment.

Accounts receivable and costs and estimated earnings in excess of billings

Performance of the integrated contracts often will extend over long periods and the Company’s right to receive payments depends on its performance in accordance with the contractual agreements. Billings are rendered based on agreed milestones included in the contracts with customers. There are different milestones amount the contracts the Company has won. In general, there are four milestones: 1) project commencement, 2) system manufacturing and delivery, 3) installation, trial-run and customer acceptance, and 4) expiration of the warranty period. The amounts to be billed when each of the specified milestones is reached are specified in the contracts. All contracts have the first milestone, but not all contracts have a prepayment. Each interval of two continuous billings under an integrated contract varies depending on the duration of the contract (under certain contracts, the interval of two continuous billings is longer than one year) and the last billing to be issued for an integrated solution contract is at the end of a warranty period. Prepayments received are recorded as deferred revenue. The deferred revenue will be recognized as revenue under the percentage of completion method along with the progress of a contract. If no prepayment is received by the Company, revenue will be recognized through cost and estimated earnings in excess of billings.

The Company does not require collateral from its customers. Based on the prevailing collection practices in China, it is a reasonable expectation for the enterprises in the automation industry to take over one year to collect the accounts receivable in full.

The Company does not charge interest for late payments by its customers. The Company periodically reviews the status of contracts and decides how much of an allowance for doubtful accounts should be made based on factors surrounding the credit risk of customers and its historical experience. The Company sets up a doubtful account for an individual customer based on the customer’s credit worthiness.

Impairment of long-lived assets other than goodwill

The Company evaluates its long-lived assets or asset group including acquired intangibles with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, the Company evaluates the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value, generally based upon discounted cash flows or quoted market prices.

The impairment loss on long-lived assets for each of the years ended June 30, 2010, 2011 and 2012 were $715,246, $23,711 and nil respectively, included in the general and administrative expenses, which represented impairment loss on property, plant and equipment.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Company adopted ASC 740, Income Taxes, which clarifies the accounting and disclosure for uncertainty in income taxes. Interests and penalties arising from underpayment of income taxes shall be computed in accordance with the related tax laws. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interests and penalties recognized in accordance with ASC 740 are classified in the financial statements as a component of income tax expense. In accordance with the provisions of ASC 740, the Company recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company’s estimated liability for unrecognized tax positions which is included in the accrued liabilities is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Company’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Company’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Share-based compensation

The Company accounts for share-based compensation in accordance with ASC 718, Compensation-Stock Compensation. The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award. The compensation cost for each vesting tranche in an award subject to performance vesting is recognized ratably from the service inception date to the vesting date for each tranche. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent period if actual forfeitures differ from initial estimates.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2011-04, Fair Value Measurement (“Topic 820”), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”) which amends the fair value measurement guidance and includes some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011. Early adoption is not permitted. The Company does not expect the adoption of ASU 2011-04 will have a material impact on its consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”). ASU 2011-05 eliminates the option to report other comprehensive income and its components in the statement of changes in shareholders’ equity and requires an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement or in two separate but consecutive statements. This pronouncement is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (“ASU 2011-12”). ASU 2011-12 defers the requirement in ASU 2011-05 that entities present reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements. ASU 2011-12 requires entities to continue to present amounts reclassified out of accumulated other comprehensive income on the face of the financial statements or disclose those amounts in the notes to the financial statements. The effective date of ASU 2011-12 is consistent with ASU 2011-05, which is effective for fiscal years and interim periods beginning after December 15, 2011 for public entities. Retrospective application is required and early adoption is permitted. The Company has opted to early adopt ASU 2011-05. The provision of ASU 2011-12 did not have a material impact on the presentation of the Company’s financial statements.

Financial Position

The following are some financial highlights for the fiscal year ended June 30, 2012:

•	Total assets increased by approximately $94.2 million, from approximately $458.6 million as of June 30, 2011, to approximately $552.8 million as of June 30, 2012. The increase was mainly due to an increase of approximately $38.6 million in accounts receivable, $27.6 million in goodwill, and $27.3 million in cash and cash equivalents and time deposits with original maturities over three months.

•	Cash and cash equivalents increased by $5.6 million, from approximately $90.7 million as of June 30, 2011, to approximately $96.3 million as of June 30, 2012. Time deposits with original maturities over three months increased by $21.6 million, from nil as of June 30, 2011, to approximately $21.6 million as of June 30, 2012. The increase was mainly due to the Company generating $57.2 million in cash from operating activities and transferring $21.6 million to time deposits in banks for better interest income.

•	Accounts receivable at June 30, 2012, were approximately $136.6 million, an increase of approximately $38.6 million, or 39.4%, compared to approximately $98.0 million at June 30, 2011. The increase was mainly due to our increased revenues.

•	Cost and estimated earnings in excess of billings as of June 30, 2012, were approximately $115.2 million compared to approximately $103.5 million as of June 30, 2011, representing an increase of approximately $11.6 million, or 11.3%. The increase was mainly attributable to the increase in total revenues.

•	Inventory decreased by approximately $1.3 million, from approximately $28.0 million as of June 30, 2011, to approximately $26.7 million as of June 30, 2012. The decrease was mainly due to a decrease of approximately $0.8 million in finished goods.

•	Property, plant and equipment and prepaid land leases increased by approximately $10.6 million, from approximately $59.8 million as of June 30, 2011, to approximately $70.4 million as of June 30, 2012. The increase was mainly due to the reclassification of $8.9 million from assets held for sale to property, plant and equipment, which is discussed below.

•	Assets held for sale decreased by approximately $8.9 million, from $8.9 million as of June 30, 2011, to nil as of June 30, 2012. Upon the completion of the new facilities in Beijing Economic-Technological Development Area, the Company relocated its headquarters to the new facilities in August 2010, and intended to dispose of the previous headquarters in Beijing Xisanqi, which was comprised of a prepaid land lease and buildings, with an aggregate carrying amount of $8.9 million as of June 30, 2011. The previous headquarters were recognized as assets held for sale as of June 30, 2011.

However, during the year ended June 30, 2012, due to the state macro-control on the real estate market in the PRC, the Company decided not to dispose of the previous headquarters in Beijing Xisanqi, and reclassified them from assets held for sale to prepaid land lease and property, plant and equipment as of June 30, 2012, respectively. Upon reclassification, each asset was recorded at the carrying amount before it was classified as held for sale, adjusted for any amortization or depreciation that would have been recognized had the asset been continuously classified as held and used, which was lower than its fair value. The effect on the results of operations related to amortization and depreciation charges for the year ended June 30, 2012 amounted to $281,270.

•	Investments in equity investees decreased by approximately $2.5 million, from 15.6 million as of June 30, 2011, to approximately $13.1 million as of June 30, 2012. The decrease was mainly due to the disposal of a 10% equity interest in China Techenergy Co., Ltd, which was formerly a 50% joint-venture held by the Company.

•	Total liabilities at June 30, 2012, were approximately $213.5 million, increasing by approximately $20.8 million, or 10.8%, compared to approximately $192.7 million at June 30, 2011. The increase in liabilities was mainly due to an increase of approximately $16.1 million in deferred revenue, an increase of approximately $15.4 million in accounts payable, and a decrease of approximately $11.5 million in short-term bank loans.

•	Short-term bank loans decreased by approximately $11.5 million, from approximately $11.5 million at June 30, 2011, to nil at June 30, 2012, mainly due to decreased financing activities with local banks during fiscal 2012.

•	Accounts payable increased by approximately $15.4 million, or 24.2% from approximately $63.4 million at June 30, 2011, to $78.8 million at June 30, 2012, mainly due to better payment policies obtained from the suppliers.

•	Deferred revenue increased by approximately $16.1 million, or 37.2%, from approximately $43.2 million at June 30, 2011, to approximately $59.3 million at June 30, 2012, mainly due to the increased advances received related to the contracts we signed during fiscal 2012.

A.	Operating Results

Comparison of Fiscal Years Ended June 30, 2012 and 2011

Revenues:  For the fiscal year ended June 30, 2012, total revenues amounted to approximately $321.7 million, an increase of approximately $58.9 million, compared to approximately $262.8 million for the prior fiscal year, representing a significant increase of 22.4%.

Integrated contract revenue accounted for approximately $305.0 million of total revenues, an increase of approximately $56.4 million, or 22.7%, compared to approximately $248.6 million for the prior fiscal year.  The increase in integrated revenues was mainly attributable to an increase of approximately $50.1 million in industrial automation projects, an increase of $24.2 million in overseas sales, which was generated by Concord, and a decrease of $16.4 million in rail transportation.

Approximately $16.7 million of total revenues related to product revenue, an increase of approximately $2.4 million, or 17.3%, compared to approximately $14.3 million in product revenue for the prior year.  Product revenue depends on overall demand for the Company’s spare parts for customers’ maintenance and replacement purposes.

Revenue Backlog:  An important measure of the stability and growth of the Company’s business is the size of its backlog, which represents the total amount of unrecognized revenue associated with existing contracts. Our backlog as of June 30, 2012, amounted to approximately $389.8 million, representing an increase of approximately $93.4 million, or 31.5%, compared to approximately $296.4 million as of June 30, 2011.

Of the total backlog as of June 30, 2012, the unrecognized revenue associated with new contracts signed in the fiscal 2012 period was approximately $242.4 million and the amount brought forward from prior periods was approximately $147.5 million.  The total backlog as of June 30, 2011 comprised of approximately $146.9 million from new contracts signed in fiscal year 2011, and approximately $149.5 million from contracts carried forward from prior year.

Cost of revenues:  Cost of revenues can be divided into cost of integrated contracts and cost of products sold, in line with the categories of revenues.  For the fiscal year ended June 30, 2012, the total cost of revenues amounted to approximately $195.4 million, an increase of approximately $23.6 million, or 13.8%, compared to approximately $171.7 million for the prior fiscal year.  The increase was due to an approximate $23.8 million increase in the cost of integrated contracts, and an approximate $0.2 million year-over-year decrease in the cost of products sold.

The cost of integrated contract revenue consists primarily of three components: cost of equipment and materials, labor costs and other manufacturing expenses incurred from designing, building and delivering customized automation solutions to customers. The total cost of integrated contracts was approximately $189.2 million for the fiscal year ended June 30, 2012, compared to approximately $165.4 million for the prior fiscal year, representing an increase of approximately $23.8 million, or 14.4%.  The increase was primarily due to an increase of approximately $17.0 million in labor cost because of the higher labor cost of Concord, and an increase of approximately $6.3 million in manufacturing expenses. Of the total cost of integrated contract revenue, labor cost accounted for 13.6% for the fiscal 2012 period, compared to 5.3% for the prior fiscal year; cost of equipment and materials accounted for 71.5%, compared to 81.5% for the prior fiscal year; and other manufacturing expenses accounted for 14.9%, compared to 13.2% for the prior fiscal year. Of the total integrated contract revenue, labor cost accounted for 8.5% for the 2012 period, compared to 3.5% for the prior fiscal year; cost of equipment and materials accounted for 44.4%, compared to 53.8% for the prior fiscal year; and other manufacturing expenses accounted for 9.2%, compared to 8.7% for the prior fiscal year. The cost components of integrated contracts were determined and varied according to requirements of different customers.

Sales of products represent sales of spare parts (either company manufactured or purchased from outside vendors) to customers for maintenance and replacement purposes.  The products purchased from outside vendors have different functions and capabilities from our self-made products.  We decide whether or not to purchase from outside vendors or make the necessary products ourselves, based on the needs and preferences of different customers and efficiency considerations.  Therefore, as a percentage of the cost of products sold, the self-made products and outsourced products have varied significantly from time to time.  As our self-made products generally contribute higher margins than products purchased from outside vendors, sales of a greater portion of self-made products generally result in lower costs of products sold.  The cost of products sold for the fiscal year ended June 30, 2012 was approximately $6.2 million, a decrease of approximately $0.2 million, compared to approximately $6.4 million for the prior fiscal year.

Gross margin:  For the fiscal year ended June 30, 2012, as a percentage of total revenues, the overall gross margin was 39.3%, compared 34.7% for the prior fiscal year.  The gross margin for integrated contracts was 38.0% for the year ended June 30, 2012, compared to 33.5% for the prior year.  The increase in gross margin for integrated contracts was due mainly to our different sales mix during the fiscal 2012 period.  The gross margin for products sold was 62.9% for the fiscal year ended June 30, 2012, compared to 55.4% for the prior fiscal year.

Selling expenses:  Selling expenses mainly consist of compensation, traveling and administrative expenses related to marketing and sales and promotion activities of the Company’s marketing departments.  Selling expenses were approximately $27.6 million for the fiscal year ended June 30, 2012, an increase of 35.2%, or approximately $7.2 million, compared to approximately $20.4 million for the prior fiscal year, mainly due to the Company’s expanded sales network and increased sales activities.  As a percentage of total revenues, selling expenses accounted for 8.6% and 7.8% for the fiscal year ended June 30, 2012 and 2011, respectively.  The Company has established guidelines to monitor and evaluate sales performance for its products to customers in different industries and regions to control selling expenses.

General and administrative expenses:  General and administrative expenses mainly include compensation, traveling and other administrative expenses of non-sales-related departments, such as the planning and finance department, information systems department and human resources department.  General and administrative expenses amounted to approximately $26.0 million for the fiscal year ended June 30, 2012, representing an increase of approximately $9.3 million, or 56.1%, compared to approximately $16.7 million for the prior fiscal year, mainly due to an increase of $4.9 million contributed by the newly acquired subsidiaries; and an increase of $1.6 million in allowance for doubtful accounts. As a percentage of total revenues, G&A expenses were 8.2% and 6.1% for the fiscal years ended June 30, 2012 and 2011, respectively.

Research and development expenses: Research and development expenses comprise mostly employee compensation, materials consumed and experiment expenses for specific new product research and development, and any expenses incurred for basic research on advanced technologies. For the fiscal year ended June 30, 2012, research and development expenses were approximately $25.6 million, compared to approximately $20.1 million for the prior fiscal year. The approximate $5.5 million, or 26.9%, increase was mainly due to increased research and development activities during the 2012 period.  As a percentage of total revenues, research and development expenses were 7.9% and 7.7% for the fiscal years ended June 30, 2012 and 2011, respectively.

VAT refunds and government subsidies:  The state tax bureaus in Beijing and Hangzhou provide financial subsidies out of the value added tax they collect in order to encourage the research and development efforts of certain enterprises.  Beijing Hollysys and Hangzhou Hollysys both received such refunds.  All VAT refunds, that have no further conditions to be met, are recognized in the statements of comprehensive income when cash or approval from the tax bureaus is received. For the fiscal year ended June 30, 2012, VAT refunds were approximately $15.0 million, compared to approximately $9.0 million for the prior fiscal year, increasing by approximately $6.0 million, or 67.0%, mainly due to the PRC government approving a VAT refund of $5.3 million in fiscal 2012 related to sales generated during January to June 2011.  As a percentage of total revenues, VAT refunds were 4.7% and 3.4% for the fiscal years ended June 30, 2012 and 2011, respectively.

The local governments in Beijing and Hangzhou also provide financial subsidies to encourage development of certain enterprises.  Beijing Hollysys and Hangzhou Hollysys both received such subsidies.  For the government subsidies that have no further conditions to be met, the amounts are recognized in statements of comprehensive income when received; for the amounts with certain operating conditions, the government subsidies are recorded as liabilities when received and will be released to income when the conditions are met. Gross subsidy income received from the government amounted to approximately $3.3 million and $1.8 million for the fiscal year ended June 30, 2012 and 2011, respectively, an increase of approximately $1.5 million, or 80.6%.

Income from operations:  Income from operations increased by approximately $20.7 million, from approximately $44.7 million for the fiscal year ended June 30, 2011 to approximately $65.4 million for the fiscal year ended June 30, 2012.  The increase in income from operations was primarily due to the increase in revenue and gross margins.

Gains on disposal of shares of equity investees: The gains on disposal of shares of equity investees amounted to $2.0 million for fiscal year 2012, which was mainly contributed by the Company disposing of a 10% equity interest in China Techenergy Co., Ltd. for consideration of RMB 27.8 million (approximately $4.4 million), and recognizing a disposal gain of $2.0 million during this year. After this transaction, the Company continues to hold a 40% equity interest in China Techenergy.

Interest expenses, net:  For the year ended June 30, 2012, net interest expenses decreased by approximately $0.3 million, or 14.7%, from approximately $1.6 million for the prior year, to approximately $1.3 million for the current period. As a percentage of total revenue, net interest expense accounted for 0.4% and 0.6% for the fiscal years ended June 30, 2012 and 2011, respectively.

Income tax expenses:  For the year ended June 30, 2012, the Company’s income tax expense was approximately $10.4 million for financial reporting purposes, an increase of approximately $4.0 million, as compared to $6.4 million for the prior year.  The large income tax expense for this year was mainly due to an income tax expense of $4.4 million related to certain expenses incurred during the year that were determined not to be deductible for tax purposes. As a percentage of income before income taxes, the effective tax rate was 15.5% and 13.5% for the years ended June 30, 2012 and 2011, respectively.

Net income attributable to noncontrolling interests:  The noncontrolling interests of the Company include noncontrolling shareholders’ interests in each subsidiary.  For fiscal 2012 and 2011, the noncontrolling interests are the ownership interests of 49% in WoDeWeiYe and Hollycon, respectively. The net income attributable to noncontrolling interest for the fiscal year ended June 30, 2012 was $0.4 million, an increase of $0.4 million, from a net loss of $4.9 thousand for the prior year, primarily due to the increased net income of WoDeWeiYe and Hollycon for fiscal 2012.

Net income and earnings per share attributable to Hollysys:  For the fiscal year ended June 30, 2012, net income attributable to Hollysys amounted to approximately $56.2million, representing an increase of approximately $14.7 million, as compared to approximately $41.5 million for the prior year. The basic and diluted earnings per share were $1.01 and $1.01 for the year ended June 30, 2012, as compared to $0.76 and $0.75 for the prior year, representing an increase of $0.25 and $0.26, respectively. Such increase was primarily due to an increase of approximately $35.1 million in gross profit.

Comparison of Fiscal Years Ended June 30, 2011 and 2010

Operating Revenues:  For the fiscal year ended June 30, 2011, total revenues amounted to approximately $262.8 million, an increase of approximately $88.7 million, compared to approximately $174.1million for the prior fiscal year, representing a significant increase of 51.0%.

Integrated contract revenue accounted for approximately $248.6 million of total revenues, an increase of approximately $84.5 million, or 51.5%, compared to approximately $164.1 million for the prior fiscal year.  The increase in revenues was mainly attributable to an increase of approximately $32.8 million in industrial automation projects and $55.5 million of revenues generated from rail transportation business.

Approximately $14.3 million of total revenues related to product revenue, an increase of approximately $4.3 million, or 43.1%, compared to approximately $10.0 million in product revenue for the prior year.  Product revenue depends on overall demand for the Company’s spare parts for customers’ maintenance and replacement purposes during the 2011 fiscal year.

Revenue Backlog:  An important measure of the stability and growth of the Company’s business is the size of its backlog, which represents the total amount of unrecognized revenue associated with existing contracts..Our backlog as of June 30, 2011, amounted to approximately $296.4 million, representing an increase of approximately $43.5 million, or 17.2%, compared to approximately $252.9 million as of June 30, 2010.

Of the total backlog as of June 30, 2011, the unrecognized revenue associated with new contracts signed in the fiscal 2011 period was approximately $146.9 million and the amount brought forward from prior periods was approximately $149.5 million.  The total backlog as of June 30, 2010 comprised of approximately $145.9 million from new contracts signed in fiscal year 2010, and approximately $107.0 million from contracts carried forward from prior year.

Cost of Revenues:  Cost of revenues can be divided into cost of integrated contracts and cost of products sold, in line with the categories of revenues.  For the fiscal year ended June 30, 2011, the total cost of revenues amounted to approximately $171.7 million, an increase of approximately $57.8 million, or 50.7%, compared to approximately $113.9 million for the prior fiscal year.  The increase was due to an approximate $55.1 million increase in the cost of integrated contracts, and an approximately $2.7 million year-over-year increase in the cost of products sold.

The cost of integrated contract revenue consists primarily of three components: cost of equipment and materials, labor costs and other manufacturing expenses incurred from designing, building and delivering customized automation solutions to customers. The total cost of integrated contracts was approximately $165.4 million for the fiscal year ended June 30, 2011, compared to approximately $110.3 million for the prior fiscal year, representing an increase of approximately $55.1 million, or 50.0%.  The increase was primarily due to an increase of approximately $51.0 million in the cost of equipment and materials, and approximately $3.1 million in labor cost. Of the total cost of integrated contract revenue, labor cost accounted for 5.3% for the fiscal 2011 period, compared to 5.1% for the prior fiscal year; cost of equipment and materials accounted for 81.5%, compared to 76.0% for the prior fiscal year; and other manufacturing expenses accounted for 13.2%, compared to 18.9% for the prior fiscal year. Of the total integrated contract revenue, labor cost accounted for 3.5%  for the 2011 period, compared to 3.8% for the prior fiscal year; cost of equipment and materials accounted for 53.8%, compared to 56.1% for the prior fiscal year; and other manufacturing expenses accounted for 8.7%, compared to 14.0% for the prior fiscal year. The cost components of integrated contracts were determined and varied according to requirements of different customers.

Sales of products represent sales of spare parts (either self-made or purchased from outside vendors) to customers for maintenance and replacement purposes.  The products purchased from outside vendors have different functions and capabilities from our self-made products.  We decide whether or not to purchase from outside vendors or make the necessary products ourselves, based on the needs and preferences of different customers and efficiency considerations.  Therefore, as a percentage of the cost of products sold, the self-made products and outsourced products have varied significantly from time to time.  As our self-made products generally contribute higher margins than products purchased from outside vendors, sales of a greater portion of self-made products generally result in lower costs of products sold.  The cost of products sold for fiscal year ended June 30, 2011 was approximately $6.4 million, an increase of approximately $2.7 million, compared to approximately $3.7 million for the prior fiscal year.

Gross Margin:  For the fiscal year ended June 30, 2011, as a percentage of total revenues, the overall gross margin was 34.7%, compared to 34.6% for the prior fiscal year.  The gross margin for integrated contracts was 33.5% for the year ended June 30, 2011, compared to 32.8% for the prior year.  The increase in gross margin for integrated contracts was due mainly to our different sales mix during the fiscal 2011 period.  The gross margin for products sold was 55.4% for the fiscal year ended June 30, 2011, compared to 63.2% for the prior fiscal year.

Selling Expenses:  Selling expenses mainly consist of compensation, traveling and administrative expenses related to marketing and sales and promotion activities of the Company’s marketing departments.  Selling expenses were approximately $20.5 million for the fiscal year ended June 30, 2011, an increase of 68.3%, or approximately $8.3 million, compared to approximately $12.2 million for the prior fiscal year, mainly due to the Company’s expanded sales network and increased selling staffs.  As a percentage of total revenues, selling expenses accounted for 7.8% and 7.0% for the fiscal year ended June 30, 2011 and 2010, respectively.  The Company has established guidelines to monitor and evaluate sales performance for its products to customers in different industries and regions to control selling expenses.

General and administrative expenses:  General and administrative expenses mainly include compensation, traveling and other administrative expenses of non-sales-related departments, such as the planning and finance department, information systems department and human resources department.  General and administrative expenses amounted to approximately $16.7 million for the fiscal year ended June 30, 2011, representing an increase of approximately $2.8 million, or 19.8%, compared to approximately $13.9 million for the prior fiscal year, mainly due to increased labor cost. As a percentage of total revenues, G&A expenses were 6.1% and 7.7% for the fiscal year 2011 and 2010, respectively.

Research and Development Expenses: Research and development expenses comprise mostly employee compensation, materials consumed and experiment expenses for specific new product research and development, and any expenses incurred for basic research on advanced technologies. For the fiscal year ended June 30, 2011, research and development expenses were approximately $20.1 million, compared to approximately $13.1 million for the prior fiscal year. The approximate $7.1 million, or 54.0%, increase was mainly due to increased research and development activities during the 2011 period.  As a percentage of total revenues, research and development expenses were 7.7% and 7.5% for the fiscal years ended June 30, 2011 and 2010, respectively.

VAT Refunds and Government Subsidies:  The state tax bureaus in Beijing and Hangzhou provide financial subsidies out of the value added tax they collect in order to encourage the research and development efforts of certain enterprises.  Beijing Hollysys and Hangzhou Hollysys both received such refunds.   All VAT refunds are with no further conditions to be met, and are recognized in income statement when cash or approval from tax bureaus is received.  For the fiscal year ended June 30, 2011, VAT refunds were approximately $9.0 million, compared to approximately $9.0 million for the prior fiscal year, increased by approximately $0.02 million, or 0.2%.  As a percentage of total revenues, VAT refunds were 3.4% and 5.2% for the fiscal years ended June 30, 2011 and 2010, respectively.

The local governments in Beijing and Hangzhou also provide financial subsidies to encourage development of certain enterprises.  Beijing Hollysys and Hangzhou Hollysys both received such subsidies.  For the government subsidies that with no further conditions to be met, the amounts are recognized in income statement when received; for the amounts with certain operating conditions, the government subsidies are recorded as liabilities when received and will be released to income statement when the conditions are met Gross subsidy income received from the government amounted to approximately $1.8 million and approximately $2.6 million for the fiscal year ended June 30, 2011 and 2010, respectively, a decrease of approximately $0.8 million, or 28.9%.

Income from Operations:  Income from operations increased by approximately $12.1 million, from approximately $32.6 million for the fiscal year ended June 30, 2010, to approximately $ 44.7 million for the fiscal year ended June 30, 2011.  The increase in income from operations was primarily due to the increased revenue.

Gains on disposal of shares of equity investees: The gains on disposal of shares of equity investees amounted to $1.4 million for fiscal year 2011, which was mainly contributed by the gain on disposal of a 29% interest in Hollysys Information Technology Co. Ltd. which Hollysys will continue to own 20% after the transaction.

Gain in earnings for the issuance of shares by an equity investee: The gain in earnings for the issuance of shares by an equity investee was $0.8 million for the year ended June 30, 2011, which was from the issuance of shares by IPE Biotechnology Co., Ltd (hereafter “IPE”). In April 2011, a third party company injected $4.5 million to IPE, of which $0.9 million was recognized as the paid in capital, and the remaining $3.6 million was recognized as capital premium. As a result of this capital increment, Hollysys’ equity interest in IPE was diluted from 28.04% to 23.39%, and recognized a gain of $0.8 million from this dilution.

Interest Expenses, Net:  For the year ended June 30, 2011, net interest expenses increased by approximately $0.5 million, or 47.4%, from approximately $1.1 million for the prior year, to approximately $1.6 million for the current period. As a percentage of total revenue, net interest expense accounted for 0.6% and 0.6% for the fiscal years ended June 30, 2011 and 2010, respectively.

Income Tax Expenses:  For the year ended June 30, 2011, the Company’s income tax expense was approximately $6.4 million for financial reporting purposes, a decrease of approximately $1.3 million, as compared to $7.7 million for the prior year.  In fiscal 2011, Hangzhou Hollysys declared a cash dividend of $26.9 million, of which $10.8 million was to be paid to Gifted Time Holdings Limited, a BVI company. According to the tax treaty between China and the BVI, the Company recognized a 10% withholding tax of $1.1 million. Excluding the withholding tax related to the dividends declaration for fiscal 2011, and a one-time tax expense of $4.5 million related to Hollysys’ group re-organization recorded in the prior year, as discussed below. The effective tax rate was 11.2% and 9.1% for the year ended June 30, 2011 and 2010, respectively.

•	In February 2010, Hollysys re-organized the group structure of its wholly owned PRC subsidiaries, or the Reorganization. Before the Reorganization, Hangzhou Hollysys was 60% owned by Gifted Time and 40% by Beijing Hollysys. To minimize the tax expenses arising from the Reorganization, Hangzhou Hollysys declared dividends pay-out for all the retained earnings of Hangzhou Hollysys as of December 31, 2009 to reduce its fair market value, and then conducted the ownership transfer within Hollysys group, as illustrated in the diagram below. The one-time re-organization related tax expense of $4.5 million is consisted of $3.1 million of dividend pay-out withholding tax and $1.4 million of investment income tax;

•	On February 1, 2010, the board of directors of Hangzhou Hollysys adopted a resolution of declaring dividends of $75.3 million, among which $30.1 million was to be paid to Beijing Hollysys, and the remaining $45.2 million to Gifted Time. Pursuant to China’s Corporate Income Tax Laws, domestic companies are required to withhold income tax on dividends paid out to non-resident companies based on the earnings after January 1, 2008, $30.8 million out of $45.2 million dividends to Gifted Time falls into this category. According to the tax treaty between China and the BVI, 10% of $30.8 million was withheld by Hangzhou Hollysys;

•	In February, 2010, a series of stock purchase agreements were entered into to transfer 20% equity interest of Hangzhou Hollysys from Gifted Time to Beijing Hollysys. Hangzhou Hollysys’ fair market value was appraised at US$110.0 million by Hangzhou Lixin Assets Appraisal Company, which rendered investment taxable income of $3.4 million and $6.9 million for Gifted Time and Beijing Hollysys, respectively, among which $0.3 million was withheld as investment income tax for Gifted Time, and $1.0 million was accrued as investment income tax by Beijing Hollysys based on a 15% tax rate. After the Reorganization, Hangzhou Hollysys has been 60% owned by Beijing Hollysys and 40% owned by Gifted Time.

Net income attributable to noncontrolling interests:  The noncontrolling interests of the Company includes other parties’ interests in each subsidiary.  For fiscal 2011 and 2010, the noncontrolling interests is ownership interests of 49% in WodeWeiYe and Hollycon, respectively. The net loss attributable to noncontrolling interests for the fiscal year ended June 30, 2011 was $5 thousand, a decrease of $1.9 million, from a net income of $1.9 million for the prior year, primarily due to the decrease in noncontrolling interests after the acquisition of the remaining 24.11% interest of Beijing Hollysys by the Company during fiscal 2010.

Net income and Earnings per share attributable to Hollysys:  For the fiscal year ended June 30, 2011, net income attributable to Hollysys amounted to approximately $41.5 million, representing an increase of approximately $15.8 million, as compared to approximately $25.7 million for the prior year. The basic and diluted earnings per share were $0.76 and $0.75 for the year ended June 30, 2011, as compared to $0.50 and $0.50 for the prior year, representing an increase of $0.26 and $0.25, respectively. Such increase was primarily due to an increase of approximately $31.0 million in gross profit.

B. Liquidity and Capital Resources

We believe our working capital is sufficient to meet our present requirements. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. In the long-term, we intend to rely primarily on cash flow from operations and additional borrowings from banks to meet our anticipated cash needs. If our anticipated cash flow and borrowing capacity is insufficient to meet our requirements, we may also seek to sell additional equity, debt or equity-linked securities. We cannot assure you that any financing will be available in the amounts we need or on terms acceptable to us, if at all.

In line with the industry practice, we typically have a long receivable collection cycle. As a result, our cash provided by our operations in any given year may not be sufficient to fully meet our operating cash requirements in that year. We will use available financing means, including bank loans, to provide sufficient cash inflows to balance timing differences in our cash flows.

We estimate our liquidity needs for investing and financing activities for 2013 will be approximately $30 million, which will be primarily related to the repayment of bank borrowings and the capital expenditures, mainly consist of cash payments for phase II of Yizhuang facility construction. Our future working capital requirements will depend on many factors, including, among others, the rate of our revenue growth, the timing and extent of expansion of our sales and marketing activities, the timing of introductions of new products and/or enhancements to existing products, and the timing and extent of expansion of our manufacturing capacity.

Our long-term liquidity needs will relate primarily to working capital to pay our suppliers, and third-party manufacturers, as well as any increases in manufacturing capacity or acquisitions of third party businesses that we may seek in the future. We expect to meet these requirements primarily through our current cash holdings, revolving short-term bank borrowings, as well as our cash flow from operations. For fiscal year 2013, we expect a $20 million capital expenditure program, mainly related to the cash payments for phase II of Yizhuang facility construction. We currently do not have any plan to incur significant capital expenditures for the foreseeable future beyond 2013.

Cash Flow and Working Capital

As of June 30, 2011 and 2012, we had approximately $90.7 million and $96.3 million, respectively, in cash and cash equivalents. As of June 30, 2012, we had total assets of $552.8 million, of which cash and cash equivalents amounted to $96.3 million, time deposits with original maturities over three months amounted to $21.6 million, accounts receivable amounted to $136.6 million and inventories amounted to $26.7 million. While working capital was approximately $248.8 million, equity amounted to $338.1 million and our current ratio was approximately 2.3.

See Item 8, Financial Information, A. Consolidated Statements and Other Financial Information, Dividend Policy, for information on the ability of certain of our subsidiaries in China to make dividends to their respective parent companies.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the fiscal years ended June 30, 2010, 2011 and 2012:

Cash Flow Item	Fiscal Years Ended June 30
	2010	2011	2012
Net cash provided by (used in) operating activities	$30,145,816	$(1,793,491)	$57,179,212
Net cash used in investing activities	$(21,478,441)	$(29,071,216)	$(27,892,165)
Net cash used in financing activities	$(19,184,238)	$(2,760,031)	$(25,335,120)
Effect of exchange rate changes on cash and cash equivalents	$1,136,142	$4,791,852	$1,711,976
Net (decrease) increase in cash and cash equivalents	$(9,380,721)	$(28,832,886)	$5,663,903
Cash and cash equivalents, beginning of year	$128,882,666	$119,501,945	$90,669,059
Cash and cash equivalents, end of year	$119,501,945	$90,669,059	$96,332,962

Operating Activities

For the fiscal year ended June 30, 2012, net cash provided by operating activities was approximately $57.2 million, compared to net cash used by operating activities of approximately $1.8 million for prior fiscal year 2011.

The net cash inflow of operating activities in fiscal year 2012 was primarily due to net income of approximately $56.6 million, and changes in working capital attributable to an increase in deferred revenue of approximately $14.4 million, an increase in accounts payable of approximately $8.8 million, all of which were partially offset by an increase in accounts receivable of approximately $16.9 million, and an increase in cost and estimated earnings in excess of billings of approximately $24.7 million.

For the fiscal year ended June 30, 2011, net cash used in operating activities was approximately $1.8 million, compared to a net cash inflow of approximately $30.2 million for prior fiscal year 2010.  The net cash outflow of operating activities in fiscal year 2011 was primarily due to changes in working capital attributable to an increase in cost and estimated earnings in excess of billings of approximately $42.6 million, an increase in accounts receivable of approximately $30.2 million, and an increase of inventories of approximately $3.5 million, all of which were partially offset by the net income of approximately $41.5 million, an increase in deferred revenue of approximately $8.0 million, an increase in accruals and other payables of approximately $2.1 million, an increase of accounts payable of approximately $18.5 million.

For the fiscal year ended June 30, 2010, net cash provided by operating activities was approximately $30.2 million, compared to approximately $40.1 million for prior fiscal year 2009.  The net cash inflow from operating activities in fiscal year 2010 was primarily due to the net income of approximately $27.6 million, and changes in working capital attributable to an increase in deferred revenue of approximately $12.5 million, an increase in accruals and other payables of approximately $6.0 million, an increase of accounts payable of approximately $5.0 million, and an increase of $5.0 million in income tax payable, all of which were partially offset by an increase in cost and estimated earnings in excess of billings of approximately $10.2 million, an increase in accounts receivable of approximately $10.1 million, and an increase of inventories of approximately $6.0 million.

Investing Activities

For the fiscal years ended June 30, 2012 and 2011, net cash used in investing activities was approximately $27.9 million and approximately $29.1 million, respectively.

The net cash used in investing activities for the fiscal year 2012 consisted mainly of a cash outflow of approximately $21.6 million transferred from current accounts to time deposits in banks with original maturities between six months and one year, a cash outflow of approximately $5.3 million paid for acquisition of Concord, net of cash acquired, a cash outflow of approximately $5.0 million for capital expenditures, and a cash inflow of approximately $4.4 million related to disposal of shares of equity investees.

The net cash used in investing activities for the fiscal year 2011 consisted mainly of a cash outflow of approximately $16.9 million for prepayment for acquisition of Concord Group, a cash outflow of approximately $16.1 million for capital expenditure.

The net cash used in investing activities for the fiscal year 2010 consisted mainly of a cash outflow of approximately $20.9 million for the construction of our new facility.

Financing Activities

For fiscal year ended June 30, 2012, net cash used in financing activities was approximately $25.3 million, as compared to approximately $2.8 million for the prior year.

The net cash outflow for fiscal year 2012 is composed of a repayment of short-term bank loans of approximately $12.3 million, a repayment of amount due to the former shareholders of subsidiaries of approximately $8.2 million, a repayment of long-term bank loans of approximately $6.0 million, the proceeds from the exercise of options of approximately $0.7 million, and proceeds of short-term loans of approximately $0.6 million.

The net cash outflow for fiscal year 2011 is composed of a repayment of bonds payable of approximately $12.1 million, a repayment of short-term bank loans of approximately $5.9 million, a repayment of long-term bank loans of approximately $1.51 million, the proceeds of short-term loans of approximately $15.7 million, and proceeds from the exercise of options of approximately $1.1 million.

For fiscal year ended June 30, 2010, net cash used in financing activities was approximately $19.2 million, as compared to approximately $35.9 million cash provided by financing activities for the prior year. The net cash outflow for fiscal year 2010 is composed of a cash outflow of $10.4 million in the acquisition of equity interest from noncontrolling interest, a repayment of short-term bank loans of approximately $4.4 million, a repayment of long-term bank loans of approximately $5.1 million, and a capital injection from noncontrolling interest of $0.7 million.

On March 31, 2009, the Company entered into a seven-year bank loan for RMB 250 million from Industrial and Commercial Bank of China, which is due on March 30, 2016, with an annual interest rate of 6.44%. The borrowing was secured by a pledge of the new headquarters facility in Beijing, comprised of prepaid land leases and buildings with an aggregate carrying value of $37.8 million and $41.1 million as of June 30, 2011 and 2012, respectively. Principal amount of $7.1 million was due and repaid before June 30, 2012, and the scheduled principal payments for the outstanding balance on June 30, 2012 are as follows:

Year Ending June 30,
2013	$7,905,263
2014	7,905,263
2015	7,905,263
2016	8,695,791
$32,411,580

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

We use standard project development life cycle models, including the waterfall model, increment model, iterative model and prototype. As a technology leader we continually develop and patent new automation technologies.  We also continually review and evaluate technological changes affecting the automation and integrated system industries and invest substantially in application-based research and development. We currently employ over 750 staff in the research and development department or engaged in research and development work.

Our core technologies achieved from our research and development efforts include:

•	Large scale software platform architecture design;
•	Proprietary network design and development technologies;
•	Safety computer platform design and manufacturing;
•	Efficient I/O (Input /Output) signal processing design technology; and
•	Embedded system design and manufacturing.

We are committed to incorporating the latest advances in electronics and information system technology into its products and, whenever possible, developing state-of-the-art proprietary products based on its extensive internal expertise and research efforts.  We currently spend approximately 7-8% of our annual revenues on research and development. Because part of our research and development efforts are paid for by government subsidies that aim to encourage research and development efforts of certain enterprises, the amount of our research and development spending shown on our financial statements (the total amount of spending less the amount of these subsidies) is only a portion of our total spending on research and development.  Our recent major research and development focuses include:

•	Transportation Automation;
•	Manufacturing Automation; and
•	Nuclear Power Automation System.

Our research and development efforts have led to the invention of several proprietary systems in the fields of DCS and transportation automation systems. In July 2012, we completed the development of and released our 5th generation DCS (Distributed Control System), which represents higher reliability, stability, better safety protection and user-friendliness with advanced system architecture, hardware, software designs and industry expert solutions. In the same month we completed the development and certified our SIS (Safety Instrumented System) –HiaGuard with SIL3 (Safety Integrity Level 3) in compliance with international standards. HiaGuard is the first domestically developed SIS technology and breaks the monopoly held by foreign systems in China in this product. Hollysys’ HiaGuard can be applied for ESD (Emergency Shutdown System), PSD (Process Shutdown System), and FGS (Fire and Gas Systems) used in various industries. Our core technologies provide a platform that is designed to enable the rapid and efficient development of our technologies for specific applications that are quickly, efficiently and affordably tailored to particular industries and to the needs of our customers. Our software development tools enable us to custom program our systems rapidly, allowing us to apply digital technologies that take advantage of the tremendous advances in electronics and information technology to improve quality and reliability while reducing cost. The market for our products includes, not only the large number of factories that are continually under construction in China’s rapidly expanding industrial base, but also extends to the replacement and upgrading of outdated legacy systems to bring a higher degree of control and efficiency to the automation of processes, delivering increasing benefits to customers as they meet increased competition. In the future we expect that the market for our products will extend to South Asia and the Middle East.

For the fiscal years 2012, 2011, and 2010, aggregate annual research and development expenses were approximately $25.6 million, $20.1 million, and $13.1 million respectively.

Intellectual Property Rights

We rely on a combination of copyright, patent, trademark and other intellectual property laws, nondisclosure agreements and other protective measures to protect our proprietary rights.  We also utilize unpatented proprietary know-how and trade secrets and employ various methods to protect our trade secrets and know-how. As of June 30, 2012, we held 95 software copyrights, 80 authorized patents, 45 patent applications and 21 registered trademarks.  Our earliest software copyrights will expire in 2048.  Our invention patents have terms of 20 years (with the first and the next issued patent expiring in fiscal year 2013 and 2025), and our utility patents and design patents have terms of 10 years (with both of the first and the next issued utility patent expiring in fiscal year 2015 and the first and the next issued design patent due to expire in fiscal year 2016 and 2017 respectively.)

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

We market our DCS products mainly under the brand name of “HOLLiAS”.  Our brand name is well-established and is recognized as associated with high quality and reliable products by industry participants and customers. We have obtained trademark protection for our brand name “HOLLiAS” in the PRC as well as in other countries in the world. In addition, we have also registered or applied for a series of trademarks including brand names for us and our products. The trademarks are issued for 10-year periods (and may be renewed prior to expiration).

D. Trend Information

Other than as disclosed in the foregoing disclosures and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We do not believe that there are any off-balance sheet arrangements that have or are reasonably likely to have a material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, including long-term and short-term loans and operating leases and capital and operational commitments as of June 30, 2012.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Bank Loans
- Principals	32,556,042	7,914,668	15,831,392	8,719,735	90,247
-Interests	7,585,591	2,790,884	3,491,209	1,284,193	19,305
Operating Lease Obligations(1)	2,411,019	920,563	1,168,251	322,205	-
Purchase Obligations(2)	140,230,168	140,230,168	-	-	-
Capital Obligations(3)	13,039,435	13,039,435	-	-	-
Performance Guarantees(4)	40,166,821	18,912,311	17,198,894	4,055,616	-
Total	235,989,076	183,808,029	37,689,746	14,381,749	109,552

(1)	Operating lease obligations

It represents the future minimum payments under non-cancelable operating leases.

(2)	Purchase obligations

As of June 30, 2012, the Company had approximately $140.2 million in purchase obligations for the coming fiscal year, for purchases of equipment, mainly for fulfillment of in-process or newly entered contracts resulting from the expansion of our operations.

(3)	Capital obligations

As of June 30, 2012, the Company had approximately $13.0 million in capital obligations for the coming fiscal year, mainly for the phase II of the construction of the Company’s headquarters in Beijing, PRC.

(4)	Performance guarantees

We have provided performance bonds to our customers, to insure our performance of the contractual obligations. When a performance bond is issued, a proportion of the total guarantee amount may be required to be deposited in the bank, and is not available until the bond is expired. As of June 30, 2012, we had approximately $5.5 million restricted cash deposited in banks for performance guarantees.

Other than the contractual obligations and commercial commitments set forth above, we did not have any other long-term debt obligations, operating lease obligations, capital commitments, purchase obligations or other long-term liabilities as of June 30, 2012.

G. Safe Harbor

All information included in Item 5.E of this Item is deemed to be a “forward looking statement” as that term is defined in the statutory safe harbors, except for historical facts.  The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act shall apply to all forward-looking information provided in Item 5.E and F of this Item.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management as of the date of this annual report.

Name	Age	Position

Changli Wang	49	Chief Executive Officer and Chairman
Herriet Qu	42	Chief Financial Officer
Jianfeng He	50	Chief Operation Officer
Baiqing Shao	44	Senior VP, Vice President of Business Development
Colin Sung	46	Director
Jerry Zhang	40	Director
Jianyun Chai	50	Director
Qingtai Chen	74	Director

Dr. Changli Wang, has been our director and Chief Executive Officer since September 2007 and has been our Chairman since May 2010.  Since 1999, Dr. Wang has also been the Chief Executive Officer and Vice Chairman of our subsidiary, Beijing Hollysys.  Prior to founding Beijing Hollysys in 1993, Dr. Wang worked for the No. 6 Institute of Electronic Industry Department, the predecessor of Beijing Hollysys.  Dr. Wang also has been the Vice Chairman of the Chinese Automation Association since 2003.  Dr. Wang received his Bachelor’s degree in Automation from Tianjin University in 1984 and his PhD in Automation from Lancaster University in 1988.

Ms. Herriet Qu, has been our Chief Financial Officer since February 2012. Prior to being appointed to the position of Chief Financial Officer, Ms. Qu worked as the Financial Controller of the Company from October 2007 to January 2012. Prior to Ms. Qu joining the Company, she worked as Chief Financial Officer of Beijing Chum Investment Corporation Ltd. from January 2002 to September 2007. Ms. Qu holds an MBA degree from Oklahoma City University and a Bachelor’s degree from Tianjin University of Finance & Economics.

Mr. Jianfeng He, has been our Chief Operating Officer since February 2012. Mr. He has been with Hollysys and its subsidiaries for more than fourteen years, most recently as the Chief Executive Officer of Beijing Hollysys Group Corporation, a subsidiary of Hollysys. Mr. He has a PhD from South China University of Technology.

Mr. Baiqing Shao, has been our Senior Vice President, Business Development since February2012. Prior to being appointed as Senior VP, Business Development, he was in charge of merger and acquisitions and new business exploration. Mr. Shao was Vice President of Beijing Hollysys Group Corporation prior to his current position. Mr. Shao has been with Company for more than eighteen years as one of the founding group of engineers. He holds a Masters of Computer Science from the 6th Research Institute of China Electronics Corporation and an MBA from Peking University.

Mr. Colin Sung, has been our director and the Chair of our Audit Committee since February 2008. Mr. Sung has been adviser of NeWorld Education Group, Inc. since August 2012 and was Chief Financial Officer of NeWorld Education Group since August 2011. Prior to joining NeWorld, he was the CFO of Lighting the Box from March 2011. Mr. Sung served as the deputy Chief Executive Officer and the Chief Financial Officer of Linktone Ltd., a NASDAQ-listed wireless interactive entertainment service provider in China, from 2009 to 2011. From 2008 to 2009, he served as the Chief Financial Officer and President of China Cablecom Holdings, Ltd. From 2005 to 2008, he was the Chief Financial Officer of Linktone Ltd., where he also served as the acting Chief Executive Officer in 2006 and as its director of board from 2007 to 2008. From 2004 to 2005, Mr. Sung was the Corporate Controller of UTI, United States, Inc., a subsidiary of International Freight Forwarder (NASDAQ: UTIW), and from 2001 to 2004, was a Vice President of finance and Corporate Controller of USF Worldwide, Inc., a subsidiary of US Freightways. From 1997 to 2001, Mr. Sung was Vice President and Corporate Controller for US Operation of Panalpina Welttransport Holding, (PWTN.SW). Mr. Sung received his bachelor’s degree in accounting from William Paterson University in 1992 and his MBA degree from American InterContinental University in 2004. Mr. Sung is a Certified Public Accountant and Certified Global Management Accountant.

Ms. Jerry Zhang, has been our director since September 2007. Ms. Zhang is currently the Head of Financial Institutions, Standard Chartered Bank (China) Limited. She leads a group of professional bankers, who are responsible for providing banking solutions to banks and non-bank financial institutions (including government, NGOs, etc.) present and doing business in China. She joined Standard Chartered Bank in 1994. For years she hold the role of the Head of Investors & Intermediaries, responsible for relationship management of broker dealers, insurance companies, fund managers, development organizations, finance/trust companies and professional firms throughout China.  Prior to re-joining the Bank in April 2009, she was a Chief Representative of Fidelity International Asset Management Co. Beijing Representative Office. Ms. Zhang received her Bachelor’s degree in electronic and mechanical engineering and obtained an MBA from Lancaster University in the United Kingdom in 2000.

Dr. Jianyun Chai, has been our director since June 2, 2008.  Dr. Chai is currently a professor and the head of the Institute of Power Electronic and Electrical Machine System at Tsinghua University in China. Before he joined Tsinghua University as an Associate Professor in 1999, Dr. Chai spent eight years working in the motor and information industries in Japan. Dr. Chai is also a member of various societies and organizations, including the China Renewable Energy Society, the Chinese Society for Electrical Engineering, and the Chinese Wind Energy Association. Dr. Chai received a Bachelor’s degree and a PhD in Electrical Engineering from Tsinghua University in 1984 and 1989, respectively.

Mr. Qingtai Chen, has been our director since June 2, 2008.  Mr. Chen has worked for the Dong Feng Motor Group for over 22 years and served as its General Manager prior to joining the Company. While employed by the Dong Feng Motor Group, Mr. Chen also served in various positions, including as a member of the First Session of the Monetary Policy Committee of the People’s Bank of China, as a deputy director of the State Council Economic and Trade Office, as a deputy director of the State Economic and Trade Commission, and as a deputy director of the Development Research Center of the State Council. Mr. Chen also served from 2000 to 2006 as an independent director of Sinopec Corp. Mr. Chen received his Bachelors of Science degree in power and dynamics engineering from Tsinghua University and has been recognized as a National Excellent Entrepreneur and National Economic Reform Talent in China. Mr. Chen currently serves as a standing member of National Committee of the Chinese People’s Political Consultative Conference and as the Dean of the School of Public Policy and Management at Tsinghua University.  He also serves as an independent director for the Bank of Communications, which is listed on both Shanghai Stock Exchange and Hong Kong Stock Exchange, and as an independent director of Mindray Medical International Limited, which is listed on New York Stock Exchange.

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

B. Compensation

Executive Compensation

The aggregate cash compensation paid to our executive officers as a group was $810,806 for the fiscal year ended June 30, 2012. In the fiscal year ended June 30, 2012, we granted stock options for a total of 1,476,000 ordinary shares under the long-term incentive plan of the company to 9 individuals, including options for 801,000 ordinary shares to the senior executives listed in the table above under Part A of this section. The awards have vesting periods of up to four years depending on the person’s position and all of the grants have specific performance milestones. Additionally, the awards have a provision that if in certain instances the milestones are exceeded by specified targets, then additional ordinary shares will vest for the related period. The exercise periods for the options are five years from the date of grant, February 20, 2012.

Director Compensation

We pay each of our independent directors who are not employees a monthly fee as compensation for the services to be provided by them as independent directors.  We pay $4,000 a month to Colin Sung, $3,000 to Jerry Zhang and $2,000 to each of other independent directors.  We also reimburse our independent directors for out-of-pocket expenses incurred in attending meetings.  As additional consideration, we granted to each of the independent directors an option to purchase a certain amount of shares of the Company’s ordinary shares, which vest in equal installments on a quarterly basis over a three-year period beginning on the grant date.  Specifically, we granted a stock option to Colin Sung for the purchase of 45,000 shares of our ordinary shares, Jerry Zhang for the purchase of 36,000 shares of our ordinary shares and each of Dr. Jianyun Chai and Mr. Qingtai Chen for the purchase of 30,000 shares of our ordinary shares. Additionally, we grant to each of the independent director restricted shares, which vest in equal installments on a quarterly basis over a three-year period beginning on the grant date. Specifically, we granted 22,500 restricted shares to Colin Sung, and 15,000 to each of Jerry Zhang, Jianyun Chai and Qingtai Chen.

For the fiscal year ended June 30, 2012, the aggregate cash compensation paid to our directors as a group was approximately $132,000.

2006 Stock Plan

On September 7, 2007, our stockholders approved the 2006 Stock Plan, or the Plan.  The Plan was assumed by us as of the closing of the merger of Chardan with and into us.  The Plan provided for 3,000,000 ordinary shares for issuance in accordance with the Plan’s terms .As of the date of this report, there are 2,460,000 shares available under the Plan, of which 1,696,500 have been allocated to outstanding awards that have not vested or been exercised.  A description of the Plan is set forth in the Proxy Statement/Prospectus of our Registration Statement on Form S-4 (No. 333-132826), under the heading “2006 Equity Plan”, and is incorporated herein by reference.  The tables below set forth the outstanding options and the restricted shares granted to our current and former directors and executive officers pursuant to the Plan:

Options I:

Name	Number of Ordinary Shares Issuable upon Exercise of Options	Number of Outstanding Ordinary Shares Issuable upon Exercise of Options	Exercise Price per Ordinary Share	Date of Grant	Date of Expiration
Yau Kiam Fee	30,000	30,000	$7.9	2008-2-1	2012-12-31
Jerry Zhang	36,000	3,000	$7.9	2008-2-1	2012-12-31
Colin Sung	45,000	45,000	$7.9	2008-2-1	2013-1-31
Qingtai Chen	30,000	30,000	$5.85	2008-6-2	2013-6-1
Jianyun Chai	30,000	30,000	$5.85	2008-6-2	2013-6-1

The above options vest quarterly over a period of 3 years from their respective grant date.

Options II:

The following table sets forth options issued on February 20, 2012 to the named directors and officers in the table of Directors and Senior Management in Item 6, Section A above.

Name	Number of Ordinary Shares Issuable upon Exercise of Options	Number of Ordinary Shares Vested	Exercise Price	Date of Grant	Date of Expiration
Changli Wang[1]	240,000	-	$9.29	2012-2-20	2017-2-19
Herriet Qu2	198,000	-	$9.29	2012-2-20	2017-2-19
Jianfeng He3	198,000	-	$9.29	2012-2-20	2017-2-19
Baiqing Shao[4]	165,000	-	$9.29	2012-2-20	2017-2-19

1 160,000 options vest on the 24, 36 and 48 month anniversaries of the date of grant if the CAGR of the Non-GAAP diluted EPS exceed stated thresholds on those dates, an additional 40,000 vest on the basis of the June 30, 2011 to June 30, 2014 Non-GAAP diluted EPS exceeds certain thresholds and an additional 40,000 vest if the foregoing thresholds are exceeded.

2 132,000 options vest on the 24, 36 and 48 month anniversaries of the date of grant if the CAGR of the Non-GAAP diluted EPS exceed stated thresholds on those dates, an additional 33,000 vest on the basis of the June 30, 2011 to June 30, 2014 Non-GAAP diluted EPS exceeds certain thresholds and an additional 33,000 vest if the foregoing thresholds are exceeded.

3 132,000 options vest on the 24, 36 and 48 month anniversaries of the date of grant if the CAGR of the Non-GAAP diluted EPS exceed stated thresholds on those dates, an additional 33,000 vest on the basis of the June 30, 2011 to June 30, 2014 Non-GAAP diluted EPS exceeds certain thresholds and an additional 33,000 vest if the foregoing thresholds are exceeded.

4 110,000 options vest on the 24, 36 and 48 month anniversaries of the date of grant if the CAGR of the Non-GAAP diluted EPS exceed stated thresholds on those dates, an additional 27,500 vest on the basis of the June 30, 2011 to June 30, 2014 Non-GAAP diluted EPS exceeds certain thresholds and an additional 27,500 vest if the foregoing thresholds are exceeded.

These options were part of an aggregate of 1,476,000 ordinary shares underlying options issued to senior management issued on February 20, 2012, all with similar vesting provisions.

The above options vest annually over a period of four years from their grant date, subject to different performance conditions and are exercisable once vested for up to five years from the date of grant.

Restricted shares:

Name	Number of Restricted Shares Issued	Date of Grant
Jerry Zhang	15,000	2011-1-1
Colin Sung	22,500	2011-2-1
Jianyun Chai	15,000	2011-6-2
Qingtai Chen	15,000	2011-6-2

The restricted shares set forth in the table above vest quarterly over a period of 3 years from their respective grant date.

Employment Agreements

We entered into a three-year employment agreement with our Chief Executive Officer, Dr. Changli Wang on June 6, 2010.  Dr. Wang is entitled to insurance benefits, five weeks’ vacation, a car and reimbursement of business expenses and, if necessary, relocation expenses.  The agreement is terminable by us for death, disability and cause.  Dr. Wang may terminate the employment agreement for good reason, which includes our breach; the executive’s not being a member of the board of directors, and change of control.  The agreements contain provisions for the protection of confidential information and a three-year-after employment non-competition period within China.

We entered into a three-year employment agreement with our Chief Financial Officer, Ms. Herriet Qu on February 1, 2012.  Ms. Qu is entitled to insurance benefits, four weeks’ vacation, and reimbursement of business expenses and, if necessary, relocation expenses.  The agreement is terminable by us for death, disability and cause.  Ms. Qu may terminate the employment agreement for any good reason at any time.  The agreements contain provisions for the protection of confidential information and a three-year-after employment non-competition period within China.

We entered into a three-year employment agreement with our Chief Operating Officer, Mr. Jianfeng He on February 1, 2012.  Mr. He is entitled to insurance benefits, four weeks’ vacation, a car and reimbursement of business expenses and, if necessary, relocation expenses.  The agreement is terminable by us for death, disability and cause.  Mr. He may terminate the employment agreement for any good reason at any time.  The agreements contain provisions for the protection of confidential information and a three-year-after employment non-competition period within China.

We entered into a three-year employment agreement with our Senior VP, business development, Mr. Baiqing Shao on February 1, 2012.  Mr. Shao is entitled to insurance benefits, four weeks’ vacation, and reimbursement of business expenses and, if necessary, relocation expenses.  The agreement is terminable by us for death, disability and cause.  Mr. Shao may terminate the employment agreement for any good reason at any time.  The agreements contain provisions for the protection of confidential information and a three-year-after employment non-competition period within China.

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

Audit Committee

Our audit committee consists of Messrs. Colin Sung, Qingtai Chen and Jerry Zhang, who are also the members of the board, with Mr. Sung serving as the Chair.  Our board has determined that all of our audit committee members are independent directors within the meaning of applicable NASDAQ listing rules, and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the Exchange Act.

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

We adopted an audit committee charter under which the committee is responsible for reviewing the scope, planning and staffing of the audit and preparation of the financial statements.  This includes consultation with management, the auditors and other consultants and professionals involved in the preparation of the financial statements and reports.  The committee is responsible for performing oversight of the relationship with our independent auditors.  The committee also has a general compliance oversight role in assuring that our directors, officers and management comply with our code of ethics, reviewing and approving of related party transactions, dealing with complaints regarding accounting, internal controls and auditing matters, and complying with accounting and legal requirements applicable to us.

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

D. Employees

We had 3,527, 3,106 and 2,185 employees as of June 30, 2012, 2011, and 2010, respectively.  As of June 30, 2012, there were 3,291 employees located in China and 236 employees outside China.  The following table sets forth our employees as of June 30, 2012 based on their functional area within the Company:

	Number of Employees
Category	In China	Overseas	Total
Sales & Marketing	802	14	816
Research and development	751	5	756
Engineering	979	196	1,175
Production	389	-	389
Management	370	21	391
Total	3,291	236	3,527

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

E. Share Ownership

The following table sets forth information, as of September 30, 2012, with respect to the beneficial ownership of our ordinary shares (i) by each of our officers and directors; (ii) by each person who is known by us to beneficially own more than 5% of our ordinary shares; The table does not include any preferred shares or ordinary shares that may be issued under the Rights Plan of the company. The address of each of the persons set forth below is in care of Hollysys Automation Technologies Ltd., No. 2 Disheng Middle Road, Beijing Economic-Technological Development Area, Beijing, P. R. China 100176.

Name & Address of Beneficial Owner	Office, if Any	Title of Class	Amount & Nature of Beneficial Ownership (1)		Percent of Class (2)
Officers and Directors
Changli Wang	CEO and Chairman	Ordinary Shares	9,422,708	(3)	16.83%
Herriet Qu	Chief Financial Officer	Ordinary Shares	-	(4)	-
Jianfeng He	Chief Operation Officer	Ordinary Shares	-	(5)	-
Baiqing Shao	Senior VP, Vice President of Business Development	Ordinary Shares	-	(6)	-
Colin Sung	Director	Ordinary Shares	58,125	(7)		*
Jerry Zhang	Director	Ordinary Shares	11,750	(8)		*
Jianyun Chai	Director	Ordinary Shares	36,250	(9)		*
Qingtai Chen	Director	Ordinary Shares	36,250	(10)		*

5% Securities Holder
Changli Wang	CEO and Chairman	Ordinary Shares	9,422,708	(3)	16.83%
An Luo		Ordinary Shares	6,057,303	(11)	10.82%
Wenfu Wang		Ordinary Shares	4,113,948	(12)	7.35%

* Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as otherwise indicated, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)	A total of 55,998,917 shares of our ordinary shares as of June 30, 2012 are outstanding pursuant to SEC Rule 13d-3(d)(1). For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(3)	The securities reported as held by Dr. Wang include 4,144,223 shares of our ordinary shares held indirectly through Ace Lead Profits Limited, 681,471 shares held indirectly through Billion Bright International Limited, 1,362,942 shares held indirectly through Excellent Link Enterprises Limited, 681,471 held indirectly through Golden Result Enterprises Limited, 850,000 held indirectly through Long Result Limited, 1,283,875 held indirectly through Sure Grow Profits Limited, and 418,726 held directly by Dr. Wang himself. The foregoing entities are all BVI entities that are wholly-owned and controlled by Dr. Wang therefore he may be deemed to be the beneficial owner of the ordinary shares held by them. Does not include 240,000 ordinary shares subject to options granted in 2012 that are not yet vested and do not vest within 60 days.

(4)	Does not include 198,000 ordinary shares subject to options granted in 2012 that are not yet vested and do not vest within 60 days.

(5)	Does not include 198,000 ordinary shares subject to options granted in 2012 that are not yet vested and do not vest within 60 days.

(6)	Does not include 165,000 ordinary shares subject to options granted in 2012 that are not yet vested and do not vest within 60 days.

(7)	Includes 45,000 ordinary shares underlying a vested option granted in 2008 and 13,125 vested shares of restricted stock. Does not include 9,375 ordinary shares of restricted stock granted in 2011 that are not yet vested and do not vest within 60 days.

(8)	Includes 3,000 ordinary shares underlying a vested option granted in 2008 and 8,750 vested shares of restricted stock. Does not include 6,250 ordinary shares of restricted stock granted in 2011 that are not yet vested and do not vest within 60 days.

(9)	Includes 30,000 ordinary shares underlying a vested option granted in 2008 and 6,250 vested shares of restricted stock. Does not include 8,750 ordinary shares of restricted stock granted in 2011 that are not yet vested and do not vest within 60 days.

(10)	Includes 30,000 ordinary shares underlying a vested option granted in 2008 and 6,250 vested shares of restricted stock. Does not include 8,750 ordinary shares of restricted stock granted in 2011 that are not yet vested and do not vest within 60 days.

(11)	The securities reported as held by An Luo represent 6,057,303 ordinary shares held by Plus View Investments Limited, a BVI company owned and controlled by An Luo; therefore An Luo may be deemed to be the beneficial owner of the ordinary shares beneficially owned by Plus View Investments Limited.

(12)	Represents shares held by Unionway Resources Limited which is controlled by Mr. Wenfu Wang and therefore, Mr. Wang may be deemed to be the beneficial owner of the ordinary shares held by Unionway Resources Limited.

None of our major shareholders have different voting rights from other shareholders.  We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6.E “Directors, Senior Management and Employees — Share Ownership.”

B. Related Party Transactions

Related Party Relationships

Name of related parties	Relationship with the Company

Shenhua Hollysys Information Technology Co., Ltd. ("Shenhua Information")	20% owned by Beijing Hollysys
New Huake Electronic Technology Co., Ltd. ("New Huake")	37.5% owned by Beijing Hollysys
China Techenergy Co., Ltd. ("China Techenergy")	40% owned by Beijing Hollysys
Beijing Hollysys Electric Motor Co., Ltd. ("Electric Motor")	40% owned by Beijing Hollysys
Zhejiang Sanxin Engineering Co., Ltd. ("Zhejiang Sanxin")	6% owned by Hangzhou Hollysys
Hollysys Equipment Technology Co., Ltd. ("Hollysys Equipment")	20% owned by Beijing Hollysys as of June 30, 2011, and was disposed during fiscal year 2012
Beijing Hollysys Machine Automation Co., Ltd. ("Hollysys Machine")	30% owned by Hollysys Investment

Due from related parties

	June 30,
	2011	2012

China Techenergy	$10,837,123	$14,850,375
Shenhua Information	1,333,534	1,183,660
Hollysys Machine	-	297,622
Hollysys Equipment	4,790	4,901

	$12,175,447	$16,336,558

The Company’s management believes that the collection of amounts due from related parties is reasonably assured and accordingly, no provision had been made for these balances.

Due to related parties

	June 30,
	2011	2012

Shenhua Information	$2,725,059	$1,544,464
China Techenergy	536,125	401,719
Electric Motor	17,396	16,224
Hollysys Equipment	1,780	1,821
Hollysys Machine	-	45
New Huake	58,203	2

	$3,338,563	$1,964,275

Transactions with related parties

Purchases of goods and services from:

	Year ended June 30,
	2010	2011	2012

Electric Motor	$41,757	$34,085	$31,729
China Techenergy	70,368	-	-
Shenhua Information	4,857,416	2,151,391	41,045
New Huake	493,203	879,111	-

	$5,462,744	$3,064,587	$72,774

Purchase of building from:

	Year ended June 30,
	2010	2011	2012

Shenhua Information	$-	$3,608,675	$-

	$-	$3,608,675	$-

Operating lease expenses paid to:

	Year ended June 30,
	2010	2011	2012

Shenhua Information	$32,069	$-	$-

	$32,069	$-	$-

Sales of goods and integrated solutions to:

	Year ended June 30,
	2010	2011	2012

China Techenergy	$4,189,366	$3,557,125	$3,657,215
Shenhua Information	2,184,844	727,460	1,411,274
Hollysys Machine	-	-	296,523
Electric Motor	11,038	13,478	1,775
Zhejiang Sanxin	8,337	-	-
Hollysys Equipment	1,385	-	-

	$6,394,970	$4,298,063	$5,366,787

Operating lease income from:

	Year ended June 30,
	2010	2011	2012

Hollysys Machine	$-	$-	$45,475

	$-	$-	$45,475

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

Notwithstanding the understanding that earnings will be accumulated, our ability to pay dividends depends substantially on the receipt of dividends to us by our PRC and overseas subsidiaries. Each of our PRC subsidiaries may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and the accounting standards and regulations in China. Pursuant to applicable PRC laws and regulations, 10% of after-tax profits of each of our consolidated PRC entities are required to be set aside in a statutory surplus reserve fund annually until the reserve balance reaches 50% of such PRC entity’s registered capital. Allocations from these statutory surplus reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends.

Under the New EIT Law and its implementation rules issued by the PRC State Council, both of which became effective on January 1, 2008, dividends from our PRC subsidiaries to us may be subject to a withholding tax at the rate of 10% if the dividend is derived from profits generated after January 1, 2008. If we are deemed to be a PRC resident enterprise, the withholding tax may be exempted, but in such a case we will be subject to a 25% tax on our global income, and our non-PRC investors may be subject to PRC income tax withholding. For a more detailed discussion of the New EIT Law, see Item 10 - Additional Information, Subpart E, Taxation in China of this Form 20-F.

B. Significant Changes

None.

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

	The OTCBB Price per Common Stock /Ordinary Shares		The OTCBB Price per Warrant		The OTCBB Price per Unit		Nasdaq(2) Price per Share
	High	Low	High	Low	High	Low	High	Low
Annual Market Prices(3)
Year 2007 (until September 20, 2007)	$8.7	7.2	$3.65	2.46	$15.85	12.29	N/A	N/A
Year 2008 (from September 21, 2007 through June 30, 2008)(1)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Year 2009	N/A	N/A	N/A	N/A	N/A	N/A	$7.3	2.03
Year 2010	N/A	N/A	N/A	N/A	N/A	N/A	$13.09	5.52
Year 2011	N/A	N/A	N/A	N/A	N/A	N/A	$17.43	4.54

Quarterly Market Prices
First Quarter 2011 ended September 30, 2010	N/A	N/A	N/A	N/A	N/A	N/A	$11.19	8.33
Second Quarter 2011 ended December 31, 2010	N/A	N/A	N/A	N/A	N/A	N/A	$15.99	11.03
Third Quarter 2011 ended March 31, 2011	N/A	N/A	N/A	N/A	N/A	N/A	$18.15	11.56
Fourth Quarter 2011 ended June 30, 2011	N/A	N/A	N/A	N/A	N/A	N/A	$14.41	7.59
First Quarter 2012 ended September 30, 2011	N/A	N/A	N/A	N/A	N/A	N/A	$11.54	4.54
Second Quarter 2012 ended December 31, 2011	N/A	N/A	N/A	N/A	N/A	N/A	$9.47	5.202
Third Quarter 2012 ended March 31, 2012	N/A	N/A	N/A	N/A	N/A	N/A	$11.35	8.04
Fourth Quarter 2012 ended June 30, 2012	N/A	N/A	N/A	N/A	N/A	N/A	$11.25	7.96

Monthly Market Prices
March 2012	N/A	N/A	N/A	N/A	N/A	N/A	$11	8.92
April 2012	N/A	N/A	N/A	N/A	N/A	N/A	$11.19	9.52
May 2012	N/A	N/A	N/A	N/A	N/A	N/A	$10.12	8.21
June 2012	N/A	N/A	N/A	N/A	N/A	N/A	$9.08	7.96
July 2012	N/A	N/A	N/A	N/A	N/A	N/A	$8.85	7.3
August 2012	N/A	N/A	N/A	N/A	N/A	N/A	$10.03	7.3
September 2012 (through September 14, 2012)	N/A	N/A	N/A	N/A	N/A	N/A	$10.04	9.03

 (1) On September 20, 2007, we changed our fiscal year end from December 31 to June 30, in connection with the acquisition of Gifted Time and our re-domestication to the BVI.

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

Objects and Purposes

The Company’s memorandum of association grants the Company full power and capacity to carry on or undertake any business or activity and do any act or enter into any transaction not prohibited by the 2004 Act or any other BVI legislation.

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

Differences in Corporate Law

The company law of the BVI differs from laws applicable to U.S. corporations and their shareholders.  Set forth below is a summary of the significant differences between the provisions of the companies law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Protection for minority shareholders

Under the laws of most U.S. jurisdictions, majority and controlling shareholders of a company generally have certain “fiduciary” responsibilities to the minority shareholders.  Corporate actions taken by majority and controlling shareholders that are unreasonable and materially detrimental to the interests of minority shareholders may be declared null and void.  Minority shareholders may have less protection for their rights under BVI law than they would have under U.S. law.

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

Takeover provisions

On August 27, 2010, our Board of Directors adopted the 2010 Rights Plan.  In connection with the 2010 Rights Plan, the Board of Directors declared a dividend distribution of one “Right” for each outstanding ordinary share to shareholders of record at the close of business on August 27, 2010, effective as of September 27, 2010.  Each Right entitles the shareholder to buy one share of our Class A Preferred Stock at a price of $160.  Unless terminated earlier by our Board of Directors, the 2010 Rights Plan will expire on September 27, 2020.

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

The Shares were issued to the Seller and its designee on March 16, 2010.  As a result of the acquisition of the equity interest, we indirectly own 100% of Beijing Hollysys.

On May 18, 2011, the Company entered into a stock purchase agreement (the “SPA”) to acquire 100% ownership of Concord which is engaged in the provision of electrical works and infrastructure engineering services in South East Asia and the Middle East. The total consideration of the acquisition consisted of cash consideration of SGD$41.5 million (approximately $33,789,285), and 1,006,788 ordinary shares of the Company.

Through the acquisition, the Company seeks to expand the existing distribution and marketing channels to cross sell the Company’s existing product lines in rail and industrial segments to fast growing South-East Asia and the Middle East markets. The effective date of the acquisition of Concord was July 1, 2011, at which time it became a wholly owned subsidiary of the Company, and its operation results are included in our consolidated financial statements effective from July 1, 2011.

In addition, the Company is obligated to issue an aggregate of 1,510,181 ordinary shares of the Company (“Incentive Shares”) to the management of the Concord, if the Concord’s net income equals or exceeds $10 million and $11.5 million for the fiscal years ending June 30, 2012 and 2013, respectively (“Targeted Net Income Threshold”), in accordance with the SPA. The Company shall issue 50% of Incentive Shares to the management of the Concord on an all or none basis per year when the Targeted Net Income Threshold is achieved. The Incentive Shares are granted with service conditions, that if the grantees terminate the employment agreements within two years after the acquisition, the Incentive Shares will be forfeited.

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

Taxation in China

In 2007, the PRC government promulgated the Enterprise Income Tax Law, or EIT Law, and the relevant implementation rules, which became effective on January 1, 2008. Under the EIT Law and its implementation rules, all domestic and foreign investment companies will be subject to a uniform enterprise income tax at the rate of 25% and dividends from PRC subsidiaries to their non-PRC shareholders will be subject to a withholding tax at a rate of 20%, which is further reduced to 10% by the implementation rules, if the non-PRC shareholder is considered to be a non-PRC tax resident enterprise without any establishment or place within China or if the dividends payable has no connection with the non-PRC shareholder’s establishment or place within China, unless any such non-PRC shareholder’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. In addition, pursuant to the EIT Law, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC, should be treated as resident enterprises for PRC tax purposes. However, it is currently uncertain whether we may be deemed a resident enterprise, or how to interpret whether any income or gain is derived from sources within China.  See “Risk Factors - Under the EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”  If we, as a BVI company with substantially all of our management located in China, were treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which would have an impact on our effective tax rate.

United States Federal Taxation

The following is a discussion of the material U.S. federal tax consequences of the ownership of our ordinary shares by U.S. Holders (as described below).  It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s situation.  The discussion applies to investors in shares that hold the shares as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding shares as part of a hedge, “straddle,” integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the US dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding shares that own or are deemed to own 10% or more of our voting stock;

•	persons who hold the shares in connection with a trade or business outside the United States; or

•	persons who acquired our shares pursuant to the exercise of any employee stock option or otherwise as compensation.

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

Passive Foreign Investment Company Rules (PFIC)

We believe that we were not a PFIC for United States federal income tax purposes for our taxable year ended June 30, 2012.  However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including goodwill) from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company – C. Organizational Structure”.

ITEM 11.            QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to interest rate risk primarily with respect to our bank loans. A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings as of June 30, 2012, would decrease income before income taxes by approximately $0.3 million for the fiscal year ended June 30, 2012.  Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds.  We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, more than 90% of our consolidated revenues and consolidated costs and expenses are denominated in RMB, and more than 95% of our assets are denominated in RMB, and the remaining are mainly denominated in SGD.  As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. dollars, RMB and SGD.  If the RMB or SGD depreciates against the U.S. dollar, the value of our RMB or SGD revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline.  Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated at historical exchange rates.  Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of shareholders’ equity.  An average appreciation (depreciation) of the RMB or SGD against the US dollar of 5% would increase (decrease) our comprehensive income by $1.5 million or $63 thousand, respectively, based on our outstanding revenues, costs and expenses, assets, and liabilities denominated in RMB or SGD as of June 30, 2012.

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

Inflation

Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2009, 2010 and 2011 were a decrease of 0.7%, an increase of 3.3% and an increase of 5.4%, respectively. The year-over-year percent changes in the consumer price index for January 2010, 2011 and 2012 were increases of 1.5%, 4.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and time deposits with original maturities over three months, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

ITEM 15.             CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act, our management has carried out an evaluation, with the participation and under the supervision of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2012.

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

Management conducted its evaluation of disclosure controls and procedures under the supervision of our chief executive officer and our chief financial officer.  Based upon, and as of the date of this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2012.

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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2012. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Concord, which is included in the Company’s 2012 consolidated financial statements, and constituted $54.5 million and $43.7 million of total and net assets, respectively, as of June 30, 2012, and $24.2 million and $1.9 million of net revenues and net income, respectively. Based on our assessment, management believes that, as of June 30, 2012, our internal control over financial reporting was effective based on those criteria.

Our independent registered public accounting firm has audited our internal control over financial reporting as of June 30, 2012 and has issued an attestation report, which appears on F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

Except for the controls that are being implemented in Concord which was acquired effective as of July 1, 2011, there has been no change in our internal control over financial reporting during the year ended June 30, 2012, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. In respect of Concord, during the fiscal year ended June 30, 2012, management has implemented and is continuing to implement changes in the controls over financial reporting to enable management to assess their effectiveness in the future under the criteria of COSO. Additional controls are being implemented at the parent level so as to be able to monitor and assess the internal controls over financial reporting of Concord.

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

ITEM 16C.            PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The principal accountants for the fiscal years ended June 30, 2012 and 2011, were Ernst &Young Hua Ming LLP and BDO Limited, respectively. The aggregate fees billed for each of the fiscal years ended June 30, 2012 and 2011 for professional services rendered by the principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for the fiscal years ended June 30, 2012 and 2011 were $830,000 $470,000, respectively.

Audit-Related Fees

The fees for procedures of our quarterly financial information in the fiscal year ended June 30, 2012 and 2011, were $100,000 and $ 80,000, respectively, paid to BDO Limited.

Tax Fees

The aggregate fees billed in each of the fiscal years ended June 30, 2012 and 2011 for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning were $6,917 and nil, respectively.

All Other Fees

The aggregate fees billed in each of the fiscal years ended June 30, 2012 and 2011 for products and services provided by the principal accountant, other than the services reported above under other captions of this Item 16C are nil and nil, respectively.

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

ITEM 16D.             EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We have applied and granted for following our corporate home country rule of the British Virgin Islands with respect to shareholder meeting’s time and interval with NASDAQ. Under our home country rule, we are not required to hold annual shareholder meeting unless there are issues requiring approval of general shareholder meeting.

ITEM 16E.             PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities by us or by any of our affiliates during the period covered by this Annual Report.

ITEM 16F.             CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On June 27, 2012, the Company engaged the accounting firm Ernst & Young Hua Ming LLP (“E&Y”), to replace BDO Limited (“BDO”). The resignation of BDO and the appointment of E&Y were approved by the Company’s Board of Directors (the “Board”) following approval by the Company’s Audit Committee.

BDO audited the Company’s financial statements for each of the two years ended June 30, 2011 and 2010. BDO’s reports on the Company’s financial statements for each of the two years ended June 30, 2011 and 2010 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

The audit reports of BDO on the effectiveness of internal control over financial reporting as of June 30, 2011 and 2010 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with the audits of the Company’s consolidated financial statements for each of the two years in the period ended June 30, 2011, and in the subsequent interim period through June 27, 2012, the date of BDO’s resignation, there were no disagreements with BDO on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of BDO would have caused them to make reference thereto in any reports on the financial statements for such period, nor have there been any reportable events (as defined in Form 20-F Item 16F(a)(1)(v)) that would require disclosure.

We filed a Current Report on Form 6-K with SEC on June 27, 2012, to announce the change of principal accountant, as disclosed above, and provided a copy of the above-mentioned Form 6-K to BDO and requested that BDO furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from BDO addressed to the SEC, dated June 27, 2012, was filed as an exhibit to the above-mentioned Form 6-K filed with the SEC on June 27, 2012.

For each of the two years in the period ended June 30, 2011, and the subsequent period prior to the appointment of E&Y as the Company’s independent registered public accountants, neither we nor any person on our behalf consulted with E&Y regarding either (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our financial statements and no written or oral advice was provided by E&Y was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement (as defined in Form 20-F Item 16F(a)(1)(iv) and the related instructions to such Item) or a reportable event (as described in Form 20-F Item 16F(a)(1)(v)).

ITEM 16G.             CORPORATE GOVERNANCE

Our corporate governance practices have generally followed the requirements of NASDAQ listing rules with respect to corporate governance.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM18.	FINANCIAL STATEMENTS

Our Audited Financial Statements for the Years Ended June 30, 2012, 2011 and 2010 are included at the end of this annual report.

ITEM19.	EXHIBITS

Number	Description

1.1	Memorandum of Association of Registrant (Incorporated by reference to Annex B of the Proxy Statement/Prospectus contained in Registration Statement S-4 (file no. 333-132826) filed with the Securities and Exchange Commission on March 30, 2006).

1.2	Articles of Association of Registrant (Incorporated by reference to Annex C of the Proxy Statement/Prospectus contained in Registration Statement S-4 (file no. 333-132826) filed with the Securities and Exchange Commission on March 30, 2006).

1.3	Certificate of Change of Name (Incorporated by reference to Exhibit 1.3 of the Form 20-F filed with the Securities and Exchange Commission on September 30, 2009).

1.4	Amendment to Memorandum and Articles of Association of Hollysys Automation Technologies Ltd. (Incorporated by reference to Exhibit 1.1 of the Form 6-K filed with the Securities and Exchange Commission on September 21, 2010).

2.1	Rights Agreement, dated as of August 27, 2010, between Hollysys Automation Technologies Ltd. and Continental Stock Transfer & Trust Company, which includes the Form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Preferred Shares as Exhibit B (Incorporated by reference to Exhibit 2.1 of the Form 6-K filed with the Securities and Exchange Commission on September 21, 2010).

4.1	Agreement and Plan of Merger between Chardan North China Acquisition Corporation and Registrant (Incorporated by reference to Exhibit 2.2 of the Registration Statement S-4 (file no. 333-132826) filed with the Securities and Exchange Commission on March 30, 2006).

4.2	Amended and Restated Stock Purchase Agreement, by and between Chardan North China Acquisition Corporation and Advance Pacific Holdings Limited, dated February 9, 2007 (Incorporated by reference to Annex A of the Proxy Statement/Prospectus contained in Registration Statement S-4 (file no. 333-132826) filed with the Securities and Exchange Commission on March 30, 2006).

4.3	Chardan North China Acquisition Corporation 2006 Stock Plan (Incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-8 (file no. 333-170811) filed with the Securities and Exchange Commission on November 24, 2010).

4.4	Form of Stock Consignment Agreement (Incorporated by reference to Exhibit 10.2 of the Registration Statement S-4/A (file no. 333-132826) filed with the Securities and Exchange Commission on June 28, 2006).

4.5	Share Sale and Purchase Agreement, by Unionway Resources Limited and the Company, dated December 23, 2009. ((Incorporated by reference to Exhibit 4.20 of the Report on Form 20-F for the fiscal year ended June 30, 2010 filed with the Securities and Exchange Commission on December 22, 2010)

4.6	Retrofit Contract between Concord Corporation Pte. Led. and Shaw Brothers Limited (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed with the Securities and Exchange Commission on March 7, 2012)

8.1*	List of subsidiaries

11.1	Code of Ethics (included as Annex G to the Proxy Statement/Prospectus contained in Registration Statement 333-132826 and incorporated by reference herein)

12.1*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Code of Conduct for the Company’s Board of Directors, Officers, and Employees (Incorporated by reference to Annex Gof the Registration Statement S-4 (file no. 333-132826) filed with the Securities and Exchange Commission on March 30, 2006).

15.1	HLS Systems International, Ltd. Audit Committee Charter, adopted June 20, 2008 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed with the Securities and Exchange Commission on June 27, 2008).

15.2	HLS Systems International, Ltd. Compensation Committee Charter, adopted June 20, 2008 (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed with the Securities and Exchange Commission on June 27, 2008).

15.3	HLS Systems International, Ltd. Governance and Nominating Committee Charter, adopted June 20, 2008 (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed with the Securities and Exchange Commission on June 27, 2008).

15.4*	Consent of BDO Limited, relating to Form S-8 registration statement 333-170811.

15.5*	Consent of Ernst and Young Hua Ming LLP.

* Filed with this annual report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

/S/ Changli Wang
Changli Wang

Date: October 12, 2012	Chief Executive Officer

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

F - 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Hollysys Automation Technologies Ltd.

We have audited the accompanying consolidated balance sheet of Hollysys Automation Technologies Ltd. (the “Company”) as of June 30, 2012, and the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows for the year ended June 30, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hollysys Automation Technologies Ltd. at June 30, 2012, and the consolidated results of its operations and its cash flows for the year ended June 30, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hollysys Automation Technologies Ltd.’s internal control over financial reporting as of June 30, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 12, 2012 expressed an unqualified opinion thereon.

/S/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

October 12, 2012

F - 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Hollysys Automation Technologies Ltd.

We have audited Hollysys Automation Technologies Ltd.’s internal control over financial reporting as of June 30, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Hollysys Automation Technologies Ltd.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Concord Corporation Pte. Ltd. which is included in the 2012 consolidated financial statements of Hollysys Automation Technologies Ltd. and constituted USD54.5 million and USD43.7 million of total and net assets, respectively, as of June 30, 2012, and USD24.2 million and USD1.9 million of net revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Hollysys Automation Technologies Ltd. also did not include an evaluation of the internal control over financial reporting of Concord Corporation Pte. Ltd..

In our opinion, Hollysys Automation Technologies Ltd. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Hollysys Automation Technologies Ltd. as of June 30, 2012, and the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows for the year ended June 30, 2012 and our report dated October 12, 2012 expressed an unqualified opinion thereon.

/S/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

October 12, 2012

F - 3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Hollysys Automation Technologies Limited

We have audited the accompanying consolidated balance sheet of Hollysys Automation Technologies Ltd. and subsidiaries (the “Company”) as of June 30, 2011, and the related consolidated statements of comprehensive income, stockholders' equity and cash flows for the years ended June 30, 2010 and 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hollysys Automation Technologies Ltd. and subsidiaries as of June 30, 2011, and the consolidated results of their operations and their cash flows for the years ended June 30, 2010 and 2011, in conformity with accounting principles generally accepted in the United States of America.

/S/ BDO Limited

Hong Kong

September 21, 2011

F - 4

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In US dollars except for number of shares and per share data)

		June 30,
	Notes	2011	2012
ASSETS
Current assets:
Cash and cash equivalents		$90,669,059	$96,332,962
Time deposits with original maturities over three months		-	21,586,896
Restricted cash		4,115,733	5,544,273
Accounts receivable, net of allowance for doubtful accounts of $10,691,810 and $14,287,361 as of June 30, 2011 and 2012, respectively	5	98,002,235	136,589,994
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $1,232,813 and $1,890,108 as of June 30, 2011 and 2012, respectively	6	103,515,659	115,161,236
Other receivables, net of allowance for doubtful accounts of $249,052 and $344,978 as of June 30, 2011 and 2012, respectively		5,057,899	7,287,214
Advances to suppliers		7,818,493	10,300,182
Amounts due from related parties	22	12,175,447	16,336,558
Inventories	4	27,972,600	26,745,225
Prepaid expenses		1,018,841	876,363
Income tax recoverable		1,098,806	139,469
Deferred tax assets	20	2,021,466	772,061
Assets held for sale	9	8,945,718	-
Total current assets		362,411,956	437,672,433

Non-current assets:
Property, plant and equipment, net	7	53,581,313	63,536,646
Prepaid land leases	8	6,171,879	6,870,076
Acquired intangible assets, net	10	-	594,971
Advance payment for acquisition of a subsidiary		16,856,148	-
Investments in equity investees	12	15,596,090	13,080,929
Investments in cost investees	12	2,975,062	2,996,638
Goodwill	11	-	27,588,883
Deferred tax assets	20	991,496	414,399
Total non-current assets		96,171,988	115,082,542

TOTAL ASSETS		$458,583,944	$552,754,975

F - 5

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS-Continued
(In US dollars except for number of shares and per share data)

		June 30,
	Notes	2011	2012

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	14	$11,528,465	$-
Current portion of long-term bank loans	15	5,408,245	7,914,668
Accounts payable		63,397,616	78,761,476
Construction costs payable		1,882,872	923,205
Deferred revenue		43,202,760	59,293,745
Accrued payroll and related expenses		6,181,626	6,448,623
Income tax payable		5,060,131	3,605,030
Warranty liabilities	13	2,798,800	3,575,920
Other tax payables		12,547,517	18,225,344
Accrued liabilities		5,692,209	7,746,036
Amounts due to related parties	22	3,338,563	1,964,275
Deferred tax liabilities	20	-	370,300
Total current liabilities		161,038,804	188,828,622

Non-current liabilities:
Long-term bank loans	15	31,676,865	24,641,374
Total non-current liabilities		31,676,865	24,641,374

Total liabilities		192,715,669	213,469,996

Commitments and contingencies	23

Equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 54,692,129 and 55,998,917 shares issued and outstanding as of June 30, 2011 and 2012, respectively	17	54,693	55,999
Additional paid-in capital		140,373,585	151,305,146
Statutory reserves		23,061,779	23,091,072
Retained earnings		74,741,788	130,934,342
Accumulated other comprehensive income		26,825,812	32,714,556
Total Hollysys Automation Technologies Ltd. stockholders’ equity		265,057,657	338,101,115

Noncontrolling interests		810,618	1,183,864
Total equity		265,868,275	339,284,979

TOTAL LIABILITIES AND EQUITY		$458,583,944	$552,754,975

See accompanying notes to consolidated financial statements

F - 6

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In US dollars except for number of shares and per share data)

		Year Ended June 30,
	Notes	2010	2011	2012
Net revenues
Integrated contract revenue (including revenue from related parties of $6,360,381, $3,717,358 and $5,256,870 for the years ended June 30, 2010, 2011 and 2012, respectively)		$164,118,183	$248,576,098	$304,967,477
Products sales (including revenue from related parties of $34,589, $580,705, and $109,917 for the years ended June 30, 2010, 2011 and 2012, respectively)		9,971,013	14,265,788	16,736,455
Total net revenues		174,089,196	262,841,886	321,703,932

Costs of integrated contracts (including purchase from related parties of $5,462,744, $3,064,587, and $72,774 for the years ended June 30, 2010, 2011 and 2012 respectively)		110,268,475	165,354,157	189,152,826
Costs of products sold		3,668,899	6,359,013	6,204,356
Gross profit		60,151,822	91,128,716	126,346,750

Operating expenses
Selling		12,152,019	20,445,846	27,636,866
General and administrative (including operating lease expense paid to a related party of $32,069, nil, and nil for the years ended June 30, 2010, 2011 and 2012, respectively)		13,914,091	16,671,448	26,025,459
Research and development		13,071,318	20,132,575	25,552,297
VAT refunds and government subsidies		(11,533,006)	(10,811,919)	(18,306,056)
Total operating expenses		27,604,422	46,437,950	60,908,566

Income from operations		32,547,400	44,690,766	65,438,184

Other (expense) income, net (including other income from related parties of nil, nil, and $45,475 for the years ended June 30, 2010, 2011 and 2012, respectively)		(215,277)	(208,093)	792,817
Gain on disposal of investments in equity investees		-	1,400,533	2,043,977
Gain in earnings for the issuance of shares by an equity investee		-	756,619	-
Share of net income (loss) of equity investees		3,958,073	2,847,866	(3,141)
Interest income		1,149,695	1,101,531	1,751,982
Interest expenses		(2,220,467)	(2,680,141)	(3,097,754)
Income before income taxes		35,219,424	47,909,081	66,926,065

Income tax expenses	20	7,663,433	6,443,967	10,352,318
Net income		27,555,991	41,465,114	56,573,747

Less: net income (loss) attributable to noncontrolling interests		1,851,453	(4,884)	351,900
Net income attributable to Hollysys Automation Technologies Ltd. stockholders		$25,704,538	$41,469,998	$56,221,847

Net income per ordinary share:
Basic	21	$0.50	$0.76	$1.01
Diluted	21	$0.50	$0.75	$1.01

Weighted average ordinary shares used in income per share computation:
Basic		51,243,667	54,564,842	55,659,765
Diluted		51,838,294	54,949,280	55,828,361

Other comprehensive income, net of tax
Foreign currency translation adjustments, net of nil tax		$1,219,809	$9,308,905	$5,910,090
Comprehensive income		28,775,800	50,774,019	62,483,837

Less: comprehensive income attributable to non-controlling interests		1,876,297	35,753	373,246
Comprehensive income attributable to Hollysys Automation Technologies Ltd. stockholders		$26,899,503	$50,738,266	$62,110,591

See accompanying notes to consolidated financial statements

F - 7

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars)

	Year ended June 30,
	2010	2011	2012
Cash flows from operating activities:
Net income	$27,555,991	$41,465,114	$56,573,747
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	2,538,048	4,334,113	6,054,199
Amortization of prepaid land leases	144,994	134,479	171,204
Amortization of intangible assets	-	-	1,362,282
Allowance for doubtful accounts	2,790,078	2,816,320	4,434,129
Loss (gain) on disposal of property, plant and equipment	14,112	(166,177)	196,117
Impairment loss on goodwill	286,610	-	-
Impairment loss on property, plant and equipment	715,246	23,711	-
Impairment loss on investment in an equity investee	152,732	-	-
Impairment loss on investment in a cost investee	-	165,948	-
Share of net (income) loss from equity investees	(3,958,073)	(2,847,866)	3,141
Gain on disposal of investments in equity investees	-	(1,400,533)	(2,043,977)
Gain in earnings for the issuance of shares by an equity investee	-	(756,619)	-
Amortization of expenses accrued for bond payable	61,281	31,531	-
Share based compensation expenses	524,076	551,966	1,139,368
Deferred income tax (benefit) expenses	(885,014)	(1,297,968)	1,713,253
Changes in operating assets and liabilities:
Accounts receivable	(10,131,840)	(30,227,617)	(29,288,766)
Costs and estimated earnings in excess of billings	(10,191,299)	(42,587,603)	(12,302,872)
Inventories	(4,716,959)	(3,256,130)	2,412,298
Advances to suppliers	(2,598,327)	3,384,430	(1,814,764)
Other receivables	(93,051)	(685,398)	4,132,144
Deposits and other assets	1,497,584	506,365	(1,118,873)
Due from related parties	(3,143,615)	(336,128)	(2,871,070)
Accounts payable	5,032,941	18,481,215	8,838,803
Deferred revenue	12,480,428	7,994,334	14,392,486
Accruals and other payable	5,953,753	2,113,829	2,966,928
Due to related parties	1,145,916	(457,800)	(344,006)
Income tax payable	3,489,790	(1,167,314)	(2,871,713)
Other tax payables	1,480,414	1,390,307	5,445,154
Net cash provided by (used in) operating activities	$30,145,816	$(1,793,491)	$57,179,212

Cash flows from investing activities:
Time deposits placed with banks	-	-	(39,012,896)
Purchases of property, plant and equipment	(20,918,968)	(16,045,183)	(8,250,146)
Maturity of time deposits	-	-	17,426,000
Proceeds from disposal of property, plant and equipment	9,251	12,574	3,276,341
Proceeds from disposal of investments in equity investees	-	3,726,997	4,439,707
Receipts from collection of advances to equity investees	653,325	27	-
Investment of an equity investee	-	-	(474,316)
Investment of a cost investee	(1,001,569)	-	-
Dividends from equity investees	58,640	90,517	-
Acquisition of a subsidiary, net of cash acquired	(279,120)	-	(5,296,855)
Cash prepaid for acquisition of a subsidiary	-	(16,856,148)	-
Net cash used in investing activities	(21,478,441)	(29,071,216)	(27,892,165)

Cash flows from financing activities:
Repayments of bonds payable	$-	$(12,068,913)	$-
Proceeds from short-term bank loans	1,465,996	15,671,580	563,736
Repayments of short-term bank loans	(5,863,985)	(5,924,784)	(12,314,261)
Repayments of long-term bank loans	(5,130,987)	(1,508,614)	(6,012,895)
Cash injected by noncontrolling interests	718,338	-	-
Acquisition of equity interests from noncontrolling interests	(10,373,600)	-	-
Proceeds from exercise of share options	-	1,070,700	672,000
Repayment of amounts due to the former shareholders of a subsidiary	-	-	(8,243,700)
Net cash used in financing activities	(19,184,238)	(2,760,031)	(25,335,120)

Effect of foreign exchange rate changes	1,136,142	4,791,852	1,711,976
Net (decrease) increase in cash and cash equivalents	$(9,380,721)	$(28,832,886)	$5,663,903

Cash and cash equivalents, beginning of year	128,882,666	119,501,945	90,669,059
Cash and cash equivalents, end of year	$119,501,945	$90,669,059	$96,332,962

Supplementary disclosures of cash flow information:
Cash paid during the year for:
Interest	$2,227,667	$2,680,141	$3,031,593
Income tax	$5,074,938	$7,109,057	$11,144,407

Supplementary disclosures of significant non-cash transactions:
Acquisition of property, plant and equipment included in construction costs payable and accrued liabilities	$-	$-	$8,010,950
Issuance of ordinary shares in connection with the acquisition of equity interests in a subsidiary from noncontrolling interests	$53,011,515	$-	$-
Issuance of ordinary shares as purchase consideration in connection with a business combination	$-	$-	$9,121,499
Issuance of ordinary shares upon exercise of Unit Purchase Options (“UPO”)	$93	$-	$-

See accompanying notes to consolidated financial statements.

F - 8

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In US dollars except for number of shares)

	Ordinary shares		Additional paid-in capital	Statutory reserves	Retained earnings	Accumulated other comprehensive income	Total Hollysys Automation Technologies Ltd. stockholders’ equity	Noncontrolling interests	Total equity
	Shares	Amount

Balance at June 30, 2009	49,942,614	$49,943	$131,220,209	$15,135,442	$13,232,254	$13,902,045	$173,539,893	$22,479,241	$196,019,134

Share based compensation expenses	-	-	524,076	-	-	-	524,076	-	524,076
Acquisition of additional equity interest in a subsidiary from noncontrolling interests	4,413,948	4,414	7,006,970	2,261,335	-	2,460,534	11,733,253	(24,305,847)	(12,572,594)
Acquisition of a subsidiary	-	-	-	-	-	-	-	7,548	7,548
Capital contribution from noncontrolling interests	-	-	-	-	-	-	-	717,626	717,626

Issuance of ordinary shares upon exercise of UPO	92,567	93	(93)	-	-	-	-	-	-
Net income	-	-	-	-	25,704,538	-	25,704,538	1,851,453	27,555,991
Foreign currency translation adjustments	-	-	-	-	-	1,194,965	1,194,965	24,844	1,219,809
Balance at June 30, 2010	54,449,129	$54,450	$138,751,162	$17,396,777	$38,936,792	$17,557,544	$212,696,725	$774,865	$213,471,590

Share based compensation expenses	-	-	551,966	-	-	-	551,966	-	551,966
Issuance of ordinary shares upon exercise of options	243,000	243	1,070,457	-	-	-	1,070,700	-	1,070,700
Net income	-	-	-	-	41,469,998	-	41,469,998	(4,884)	41,465,114
Appropriations to statutory reserves	-	-	-	5,665,002	(5,665,002)	-	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	9,268,268	9,268,268	40,637	9,308,905
Balance at June 30, 2011	54,692,129	$54,693	$140,373,585	$23,061,779	$74,741,788	$26,825,812	$265,057,657	$810,618	$265,868,275

F - 9

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY - Continued
(In US dollars except for number of shares)

	Ordinary shares		Additional paid-in capital	Statutory reserves	Retained earnings	Accumulated other comprehensive income	Total Hollysys Automation Technologies Ltd. stockholders’ equity	Noncontrolling interests	Total equity
	Shares	Amount

Balance at June 30, 2011	54,692,129	$54,693	$140,373,585	$23,061,779	$74,741,788	$26,825,812	$265,057,657	$810,618	$265,868,275
Share based compensation expenses	-	-	1,139,368	-	-	-	1,139,368	-	1,139,368
Issuance of ordinary shares upon exercise of options	300,000	300	671,700	-	-	-	672,000	-	672,000
Acquisition of a subsidiary	1,006,788	1,006	9,120,493	-	-	-	9,121,499	-	9,121,499
Net income	-	-	-	-	56,221,847	-	56,221,847	351,900	56,573,747
Appropriations to statutory reserves	-	-	-	29,293	(29,293)	-	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	5,888,744	5,888,744	21,346	5,910,090
Balance at June 30, 2012	55,998,917	$55,999	$151,305,146	$23,091,072	$130,934,342	$32,714,556	$338,101,115	$1,183,864	$339,284,979

See accompanying notes to consolidated financial statements.

F - 10

NOTE 1 - ORGANIZATION AND BUSINESS BACKGROUND

Hollysys Automation Technologies Ltd. (“Hollysys” or the “Company”), formerly known as HLS Systems International Ltd., was established under the laws of the British Virgin Islands (“BVI”) on February 6, 2006, for the purpose of merging with Chardan North China Acquisition Corporation (“Chardan”), a blank check company incorporated in Deleware, United States of America, and to hold 100% interest in Gifted Time Holdings Limited (“GTH”) upon the completion of a share exchange transaction (the “Share Exchange Transaction”). GTH was established under the laws of BVI on September 21, 2005 and was the holding company of Beijing Hollysys Co., Ltd (“Beijing Hollysys”) (74.11%) and Hangzhou Hollysys Automation Co., Ltd. (“Hangzhou Hollysys”) (60%) through a reorganization arrangement.

On September 7, 2007, the shareholders of Chardan approved the Share Exchange Transaction. As a result, Chardan merged with and into Hollysys finishing the re-domestication merger and Hollysys consummated the Share Exchange Transaction with GTH. Upon completion of the Share Exchange Transaction, Hollysys owned 100% interest in GTH, which held 74.11% beneficiary interest of Beijing Hollysys and 60% equity interest of Hangzhou Hollysys. Beijing Hollysys held the remaining 40% equity interest of Hangzhou Hollysys.

On July 1, 2009, the Company acquired 1.78% equity interest in Beijing Hollysys from the noncontrolling shareholders for a consideration of RMB 18,000,000 (approximately $2,638,793). Upon completion of the acquisition, the Company held a 75.89% equity interest in Beijing Hollysys.

On December 23, 2009, the Company entered into a share sale and purchase agreement with Unionway Resources Limited (the “Seller”), a business company incorporated in the BVI, pursuant to which, among other things, the Company acquired 24.11% equity interest of Beijing Hollysys. As the consideration for the acquisition, the Company paid RMB 67,634,366 (approximately $9,917,063) in cash and issued 4,413,948 ordinary shares, with total fair value of $53,011,515, to the Seller on March 16, 2010. Upon completion of the acquisition, the Company indirectly owns 100% of Beijing Hollysys.

As of June 30, 2012, details of the Company’s subsidiaries are as follows:

Name of company	Place of incorporation	Date of incorporation	Percentage of ownership interest attributable to the Company		Principal activities
			Directly	Indirectly

Gifted Time Holdings Limited ("GTH")	BVI	September 21, 2005	100%	-	Investment holding

Clear Mind Limited ("Clear Mind")	BVI	November 29, 2007	-	100%	Investment holding

World Hope Enterprises Limited ("World Hope")	Hong Kong	September 17, 2007	-	100%	Investment holding

Beijing Helitong Science & Technology Exploration Co., Ltd. ("Helitong")	People’s Republic of China (“PRC”)	January 25, 2008	-	100%	Investment holding

Hollysys Group Co., Ltd. ("Hollysys Group")	PRC	December 17, 2007	-	100%	Investment holding

Hollysys (Beijing) Investment Co., Ltd. ("Hollysys Investment")	PRC	April 15, 2011	-	100%	Investment management

Beijing Hollysys Automation & Drive Co., Ltd. ("Hollysys A&D")	PRC	May 13, 2008	-	100%	Provision of integrated automation products and services

Hangzhou Hollysys Automation Co., Ltd. ("Hangzhou Hollysys")	PRC	September 24, 2003	-	100%	Provision of integrated automation products and services

F - 11

Beijing Hollysys Electronics Technology Co., Ltd. ("Hollysys Electronics")	PRC	June 4, 2010	-	100%	Manufacture components of automation products for intercompanies

Beijing Hollycon Medicine & Technology Co., Ltd. ("Hollycon")	PRC	June 4, 2010	-	51%	Manufacture and sale of medical automation equipment

Beijing Hollysys Co., Ltd. ("Beijing Hollysys")	PRC	September 25, 1996	-	100%	Provision of integrated automation products and services

Beijing Haotong Science and Technology Development Co., Ltd. ("Haotong")	PRC	October 26, 2000	-	100%	Dormant

Beijing WoDeWeiYe Technology Exploration Co., Ltd. ("WoDeWeiYe")	PRC	December 31, 1997	-	51%	Manufacture and sale of electric components

Xi’an Hollysys Co., Ltd. ("Xi'an Hollysys")	PRC	March 9, 2011	-	100%	Research and development

Hollysys (Asia Pacific) Pte. Limited ("HAP")	Singapore	October 23, 1997	100%	-	Investment holding; Sale of integrated automation products

Concord Corporation Pte Ltd ("CCPL")	Singapore	March 10, 2008	-	100%	Provision of integrated construction and installation services

Concord Electrical Pte Ltd. ("CEPL")	Singapore	May 25, 1984	-	100%	Provision of integrated construction and installation services

Concord Electrical Sdn. Bhd ("CESB")	Malaysia	May 13, 1994	-	100%	Provision of integrated construction and installation services

Concord Corporation Pte. Ltd., Dubai branch ("CCPL Dubai")	Dubai	December 17, 2007	-	100%	Provision of integrated construction and installation services

Concord Solution (HK) Limited ("CSHK")	Hong Kong	May 9, 2012	-	100%	Provision of integrated automation products and services

The Company is principally engaged in the manufacture, sale and provision of integrated automation systems and services in the PRC mainly through the PRC operating subsidiaries, and engaged in the provision of integrated construction and installation services in the Southeast Asia and the Middle East through its Singapore subsidiaries.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation and basis of presentation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances are eliminated upon consolidation. The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

F - 12

Foreign currency translations and transactions

The Company, GTH, Clear Mind and World Hope’s functional and reporting currency is the United States dollars (“US dollars” or “$”); whereas the Company’s subsidiaries use the primary currency of the economic environment in which their operations are conducted as their functional currency. Basically, Renminbi (“RMB”) is determined to be the functional currency of all PRC subsidiaries; Singapore dollar (“SGD”) is determined to be the functional currency of HAP, CCPL and CEPL; and United Arab Emirates Dirham (“AED”), the Malaysian Ringgit (“MYR”), and Hong Kong dollar (“HKD”) are the functional currencies of CCPL Dubai, CESB, and CSHK, respectively.

The Company translates the assets and liabilities into US dollars using the rate of exchange prevailing at the balance sheet date, and the statements of comprehensive income are translated at average rates during the reporting period. Adjustments resulting from the translation of financial statements from the functional currency into US dollars are recorded in stockholders’ equity as part of accumulated other comprehensive income. Gains or losses resulting from transactions in currencies other than the functional currency are reflected in consolidated statements of comprehensive income for the reporting period.

For the year ended June 30, 2010, 2011 and 2012, the Company recorded foreign exchange gain (loss), net of $86,641, $1,326,011 and ($275,341), respectively.

Business combinations

The Company accounts for its business combinations using the purchase method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations. The purchase method accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total cost of the acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statements of comprehensive income.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Acquisition-related costs are recognized as general and administrative expenses in the statements of comprehensive income as incurred.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. All highly liquid investments that are readily convertible to known amounts of cash with original stated maturities of three months or less are classified as cash equivalents.

Time deposits with original maturities over three months

Time deposits with original maturities over three months consist of deposits placed with financial institutions with original maturity terms of six months or one year.

F - 13

Restricted cash

Restricted cash consists of the cash deposited in banks pledged for performance guarantees and is not available until these guarantees are expired or cancelled.

Revenue recognition

Integrated solutions contracts

Revenues generated from designing, building, and delivering customized integrated industrial automation systems are recognized over the contractual terms based on the percentage of completion method. The contracts for designing, building, and delivering customized integrated industrial automation systems are legally enforceable binding agreements between the Company and customers. The duration of contracts depends on the contract size and ranges from 6 months to 5 years excluding the warranty period. The majority of the contract duration is longer than one year.

In accordance with ASC Subtopic 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts recognition is based on an estimate of the income earned to date, less income recognized in earlier periods. Revisions in the estimated total costs of integrated contracts are made in the period in which the circumstances requiring the revision become known. Provisions, if any, are made currently for anticipated loss on the uncompleted contracts.

The Company reviews and updates the estimated total costs of integrated solution contracts at least semi-annually. The Company accounts for revisions to contract revenue and estimated total costs of integrated solution contracts, including the impact due to approved change orders, in the period in which the facts that cause the revision become known as changes in estimates. Unapproved change orders are considered claims. Claims are recognized only when it has been awarded by customers. Excluding the impact of change orders, if the estimated total costs of integrated solution contracts, which are revised during the year ended June, 30, 2012, had been used as a basis of recognition of contract revenue since the contract commencement, net income, basic net income per share, and diluted net income per share for the year ended June 30, 2012, would have decreased by $13,109,779, $0.24, and $0.23, respectively. Revisions to estimated total costs for the year ended June 30, 2012 were made in the ordinary course of business.

The Company combines a group of contracts as one project if they are closely related and are, in substance, parts of a single project with an overall profit margin. Whereas, the Company segments a contract into several projects, when they are of different business substance, for example, with different business negotiation, solutions, implementation plans, margins, etc.

Revenue in excess of billings on the contracts is recorded as costs and estimated earnings in excess of billings. Billings in excess of revenues recognized on the contracts are recorded as deferred revenue until the above revenue recognition criteria are met.

The Company generally recognizes 100% of the contractual revenue upon receipt of customer acceptance as the Company estimates that no further major costs will be incurred under a contract, a signed customer acceptance document has been obtained, and the warranty period commences. Revenues are presented net of taxes collected on behalf of the government.

Product sales

Revenue generated from sales of products is recognized when the following four revenue recognition criteria are met (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

Inventories

Inventories are composed of raw materials work in progress, purchased and manufactured finished goods and low value consumables. Inventories are accounted for on the “first-in, first-out basis”, and stated at the lower of cost or market.

The Company assesses the lower of cost or market for non-saleable, excess or obsolete inventories based on its periodic review of inventory quantities on hand and the latest forecasts of product demand and production requirements from its customers. The Company writes down inventories for non-saleable, excess or obsolete raw materials, work-in-process and finished goods by charging such write-downs to cost of integrated contracts and/or costs of products sold.

F - 14

Warranties

Warranties represent a major term under an integrated contract, which will last, in general, for one to three years or otherwise specified in the terms of the contract. The Company accrues warranty liabilities under an integrated contract as a percentage of revenue recognized, which is derived from its historical experience, in order to recognize the warranty cost for an integrated contract throughout the contract period. In addition, the Company estimates whether or not the accrued warranty liabilities are adequate by considering specific conditions that may arise and the number of contracts under warranty period at each reporting date. The Company adjusts the accrued warranty liabilities in line with the results of its assessment.

Accounts receivable and costs and estimated earnings in excess of billings

Performance of the integrated contracts often will extend over long periods and the Company’s right to receive payments depends on its performance in accordance with the contractual agreements. Billings are rendered based on agreed milestones included in the contracts with customers. There are different milestones amount in the contracts the Company has won. In general, there are four milestones: 1) project commencement, 2) system manufacturing and delivery, 3) installation, trial-run and customer acceptance, and 4) expiration of the warranty period. The amounts to be billed when each of the specified milestones is reached are specified in the contracts. All contracts have the first milestone, but not all contracts have a prepayment. Each interval of two continuous billings under an integrated contract varies depending on the duration of the contract (under certain contracts, the interval of two continuous billings is longer than one year) and the last billing to be issued for an integrated solution contract is at the end of a warranty period. Prepayments received are recorded as deferred revenue. The deferred revenue will be recognized as revenue under the percentage of completion method along with the progress of a contract. If no prepayment is received by the Company, revenue will be recognized through cost and estimated earnings in excess of billings.

The Company does not require collateral from its customers. Based on the prevailing collection practices in China, it is a reasonable expectation for the enterprises in the automation industry to take over one year to collect the accounts receivable in full.

The Company does not charge interest for late payments by its customers. The Company periodically reviews the status of contracts and decides how much of an allowance for doubtful accounts should be made based on factors surrounding the credit risk of customers and its historical experience. The Company sets up a doubtful account for an individual customer based on the customer’s credit worthiness.

Property, plant and equipment, net

Property, plant and equipment are recorded at cost and are stated net of accumulated depreciation. Depreciation expense is determined using the straight-line method over the estimated useful lives of the assets as follows:

Buildings	30 years
Machinery	5 - 10 years
Software	5 years
Vehicles	5 years
Electronic and other equipment	5 years

Construction in progress represents uncompleted construction work of certain facilities which, upon completion, management intends to hold for production purposes. In addition to costs under construction contracts, external costs directly related to the construction of such facilities, including duty and tariff, equipment installation and shipping costs, and borrowing costs are capitalized. Depreciation commences when the asset is placed in service.

Maintenance and repairs are charged directly to expense as incurred, whereas betterment and renewals are capitalized in their respective accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized for the reporting period.

Prepaid land leases, net

Prepaid land lease payments, for the land use right of three parcels of land in the PRC, are initially stated at cost and are subsequently amortized on a straight-line basis over the lease terms of 49 to 50 years.

Acquired intangible assets, net

Acquired intangible assets are carried at cost less accumulated amortization and any impairment. Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets, except for which are estimated to have an indefinite useful life, are amortized using a straight-line method. Intangible assets estimated to have an indefinite useful life are not amortized but tested for impairment annually or more frequently when indicators of impairment exist.

F - 15

These amortization methods reflect the estimated pattern in which the economic benefits of the respective acquired intangible assets are to be consumed. The estimated useful lives for the acquired intangible assets are as follows:

Category	Estimated useful life

Customer relationship	5 years
Order backlog	2 years

Residual values are considered nil.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. The Company’s goodwill outstanding at June 30, 2012 was related to the acquisition of Concord Corporation Pte. Ltd. (“CCPL”) and its subsidiaries Concord Electrical Pte. Ltd. (“CEPL”), Concord Electrical Sdn. Bhd. (“CESB”) and Concord Corporation Pte. Ltd, Dubai Branch (“CCPL Dubai”) (collectively, “Concord”) (see notes 3). In accordance with ASC 350, Intangibles, Goodwill and Other, goodwill is not amortized, but rather is tested for impairment at least annually or more frequently if there are indicators of impairment present.

The goodwill testing utilizes a two-step impairment analysis, whereby the Company compares the carrying value of each identified reporting unit to its fair value. If the carrying value of the reporting unit is greater than its fair value, the second step is performed, where the implied fair value of goodwill is compared to its carrying value. The Company recognizes an impairment charge for the amount by which the carrying amount of goodwill exceeds its implied fair value.

For each of the years ended June 30, 2010, 2011 and 2012, there was an impairment loss of $286,610, nil, and nil respectively, included in general and administrative expenses. The impairment charge was related to the acquisition of Beijing WoDeWeiYe Technology Limited (see note 3).

Impairment of long-lived assets other than goodwill

The Company evaluates its long-lived assets or asset group including acquired intangibles with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, the Company evaluates the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value, generally based upon discounted cash flows or quoted market prices.

The impairment loss on long-lived assets for each of the years ended June 30, 2010, 2011 and 2012 were $715,246, $23,711 and nil respectively, included in the general and administrative expenses, which represented impairment loss on property, plant and equipment.

Shipping and handling costs

All shipping and handling fees charged to customers are included in net revenue, and shipping and handling costs for goods shipped by the Company to customers are included in cost of integrated contracts and/or costs of products sold.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

F - 16

The Company adopted ASC 740, Income Taxes, which clarifies the accounting and disclosure for uncertainty in income taxes. Interests and penalties arising from underpayment of income taxes shall be computed in accordance with the related tax laws. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interests and penalties recognized in accordance with ASC 740 are classified in the financial statements as a component of income tax expense. In accordance with the provisions of ASC 740, the Company recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company’s estimated liability for unrecognized tax positions which is included in the accrued liabilities is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Company’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Company’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Research and development

Research and development costs consist primarily of staff costs, which include salaries, bonuses and benefits for research and development personnel. Research and development costs also include travel expenses of research and development personnel as well as depreciation of hardware equipment and software tools and other materials used in research and development activities. Research and development costs are expensed as incurred. Software development costs are also expensed as incurred as the costs qualifying for capitalization have been insignificant.

VAT refunds and government subsidies

Pursuant to the laws and regulations of the PRC, the Company remits 17% of its sales as VAT, and then is entitled to a refund of the 14% VAT levied on all sales containing internally developed software products. VAT refunds are recognized in the statements of comprehensive income when the necessary approval from the tax authority has been received. Certain subsidiaries of the Company located in the PRC receive government subsidies from local PRC government agencies. Government subsidies are recognized in the statement of comprehensive income when the attached conditions have been met. VAT refunds and government subsidies are included as a credit to operating expenses in the statements of comprehensive income.

Appropriations to statutory reserve

Under the corporate law and relevant regulations in the PRC, all of the subsidiaries of the Company located in the PRC are required to appropriate a portion of its retained earnings to statutory reserve. All subsidiaries located in the PRC are required to appropriate 10% of its annual after-tax income each year to the statutory reserve until the statutory reserve balance reaches 50% of the registered capital. In general, the statutory reserve shall not be used for dividend distribution purposes.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management evaluates estimates, including those related to the expected total costs of integrated contracts, expected gross margins of integrated solution contracts, allowance for doubtful accounts, fair values of share options, the purchase price allocation with respect to business combinations, warranties, valuation allowance of deferred tax assets and impairment of goodwill and other long-lived assets. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ materially from those estimates.

F - 17

Segment reporting

In accordance with ASC 280 Segment reporting, segment reporting is determined based on how the Company’s chief operating decision maker reviews operating results to make decisions about allocating resources and assessing performance of the Company. According to management’s approach, the Company operates in two principal business segments from 2012, namely industrial automation and rail transportation. The Company does not allocate any assets to the two segments as management does not use the information to measure the performance of the reportable segments.

Comprehensive income

Comprehensive income is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. In accordance with ASC 220, Comprehensive Income, the Company presents components of net income and other comprehensive income in one continuous statement.

Investments in equity and cost investees

The Company accounts for its equity investments under either the cost method or the equity method in accordance with its equity interest holding percentage. Under the cost method, investments are initially carried at cost. The Company recognizes an impairment charge, equal to the difference between the cost basis and the fair value of the investment, when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. A variety of factors are considered when determining if a decline in fair value below carrying value is other than temporary, including, among others, the financial condition and prospects of the investee.

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

Under the equity method, original investments are recorded at cost and adjusted by the Company's share of undistributed earnings or losses of these entities, by the amortization of any basis difference between the amount of the Company's investment and its share of the net assets of the investee, and by dividend distributions or subsequent investments. Unrealized inter-company profits and losses with equity investees are eliminated. An impairment charge, being the difference between the carrying amount and the fair value of the equity investee, is recognized in the consolidated statements of comprehensive income when the decline in value is considered other than temporary.

The impairment loss on investment in cost investees for the years ended June 30, 2010, 2011 and 2012 were nil, $165,948, and nil, respectively. The impairment loss on investments in equity investees for the years ended June 30, 2010, 2011 and 2012 were $152,732, nil, and nil respectively.

Capitalization of interest

Interest incurred on borrowings for the Company’s construction of facilities and assembly line projects during the active construction period are capitalized. The capitalization of interest ceases once a project is substantially complete. The amount to be capitalized is determined by applying the weighted-average interest rate of the Company’s outstanding borrowings to the average amount of accumulated capital expenditures for assets under construction during the year and is added to the cost of the underlying assets and amortized over their respective useful lives.

Income per share

Income per share is computed in accordance with ASC 260, Earnings Per Share. Basic income per ordinary share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

F - 18

Share-based compensation

The Company accounts for share-based compensation in accordance with ASC 718, Compensation-Stock Compensation. The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award. The compensation cost for each vesting tranche in an award subject to performance vesting is recognized ratably from the service inception date to the vesting date for each tranche. To the extent the required service and performance conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent period if actual forfeitures differ from initial estimates.

Fair value measurements

The Company has adopted ASC 820 (“ASC 820”), Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. It does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. It establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable inputs, which may be used to measure fair value and include the following:

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

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The carrying amount of cash and cash equivalents, time deposits with original maturities over three months, restricted cash, accounts receivable, other receivables, amount due to or from related parties, and accounts payable are reasonable estimates of their fair value because of the short maturity of these items. The carrying amount of the Company’s long term bank loan approximates its fair value as the long term bank loan is subject to a floating interest rate.

Reclassifications

The consolidated financial statements for prior years reflect certain reclassifications, which have no effect on previously reported results, to conform to the current year presentation. The item reclassified includes prepaid land leases amounting to $6,171,879 which were previously included in property, plant and equipment in the consolidated balance sheet as at June 30, 2011, and is presented as a separate line in the consolidated balance sheet as at June 30, 2012.

Concentration of risks

Concentration of credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, time deposits with original maturities over three months, accounts receivable and other receivables. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of June 30, 2012, substantially all of the Company’s cash and cash equivalents and time deposits with original maturities exceeding three months were managed by financial institutions located in the PRC and Singapore, which management believes are of high credit quality. Accounts receivable are typically unsecured and the risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

The Company has no customer that individually comprised 10% or more of the outstanding balance as of June 30, 2011 and 2012.

F - 19

Concentration of business and economic risk

A majority of the Company’s net revenue and net income are derived in the PRC. The Company’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

Concentration of currency convertibility risk

A majority of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Concentration of foreign currency exchange rate risk

The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents and time deposits with original maturities over three months denominated in foreign currencies. Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to USD, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. The exchange rate floating bands will remain the same as previously announced in the inter-bank foreign exchange market. The depreciation of the US dollars against RMB was approximately 0.61%, 4.64% and 2.22% for the years ended June 30, 2010, 2011 and 2012 respectively. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position, and the value of its shares in US dollars. An appreciation of RMB against the US dollar would result in foreign currency translation losses when translating the net assets of the Company from RMB into US dollar.

Recent accounting pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2011-04, Fair Value Measurement (“Topic 820”), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”) which amends the fair value measurement guidance and includes some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011. Early adoption is not permitted. The Company does not expect the adoption of ASU 2011-04 will have a material impact on its consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”). ASU 2011-05 eliminates the option to report other comprehensive income and its components in the statement of changes in shareholders’ equity and requires an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement or in two separate but consecutive statements. This pronouncement is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (“ASU 2011-12”). ASU 2011-12 defers the requirement in ASU 2011-05 that entities present reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements. ASU 2011-12 requires entities to continue to present amounts reclassified out of accumulated other comprehensive income on the face of the financial statements or disclose those amounts in the notes to the financial statements. The effective date of ASU 2011-12 is consistent with ASU 2011-05, which is effective for fiscal years and interim periods beginning after December 15, 2011 for public entities. Retrospective application is required and early adoption is permitted. The Company has opted to early adopt ASU 2011-05. The provision of ASU 2011-12 did not have a material impact on the presentation of the Company’s financial statements.

F - 20

NOTE 3 - BUSINESS COMBINATION

Acquisition of WoDeWeiYe

On September 1, 2009, Beijing Hollysys acquired 51% equity interest of Beijing WoDeWeiYe Technology Limited (WoDeWeiYe”), which was principally engaged in intelligent electric meter business, for cash consideration of RMB 2,000,000 (equivalent to $294,422), to further build up its foothold in the subway automation sector. The identifiable net assets of the acquiree were insignificant and goodwill of $286,610, comprised of the value of expected synergy arising from acquisition, was recognized. The total net cash paid in this acquisition was $279,120. The amounts of WoDeWeiYe’s revenue and earnings included in the Company’s consolidated statement of comprehensive income for the year ended June 30, 2010 were insignificant to the Company’s result of operations.

Acquisition of Concord

Effective on July 1, 2011, the Company acquired 100% interests of Concord, a Singapore headquartered electrification related system and service provider to rail and industrial companies in Southeast Asia and the Middle East. The consideration was a combination of cash and ordinary shares, with a total value of approximately $42,910,784, which consisted of:

1)	SGD 41,500,000 cash (approximately $33,789,285), which was paid in two equal installments of SGD 20,750,000 each in May 2011 and July 2011, respectively; and
2)	1,006,788 ordinary shares of the Company, with a market value of approximately $9,121,499 as of July 1, 2011, the closing date, issued on September 2, 2011.

The Company also granted an aggregate of 1,510,181 Incentive Shares to the two selling shareholders of Concord which are subject to service and Concord achieving pre-determined net income performance targets. As the Incentive Shares are subject to service conditions, they were determined to be within the scope of ASC 718 (see note 18).

Through the acquisition, the Company seeks to expand the existing distribution and marketing channels to cross-sell the Company’s existing product lines in rail and industrial segments to the growing Southeast Asia and the Middle East markets. As a result of the transaction, Concord becomes the Company’s wholly owned subsidiaries.

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition on July 1, 2011.

July 1, 2011
Cash and cash equivalents	$11,597,787
Accounts receivable	8,325,504
Other receivables	486,028
Advances to suppliers	485,583
Inventories	536,125
Prepaid expenses	48,098
Property, plant and equipment	4,009,933
Intangible assets	1,957,253
Total identifiable assets acquired	27,446,311

Accounts payable	4,379,465
Deferred revenue	696,452
Accrued payroll and related expense	329,946
Income tax payable	2,284,070
Accrued liabilities	3,236,106
Deferred tax liabilities	553,432
Long-term bank loans	644,939
Total liabilities assumed	12,124,410

Net identifiable assets acquired	15,321,901

Goodwill	27,588,883
Net assets acquired	$42,910,784

F - 21

The identified intangible assets include acquired customer relationships of $529,162, with an estimated useful life of 5 years, and acquired order backlogs of $1,428,091, with an estimated useful life of 2 years.

The goodwill which is not tax deductible is primarily attributable to synergies expected to be achieved from the acquisition.

The Company recognized $351,836 of acquisition-related cost in general and administrative expenses in the statements of comprehensive income for the year ended June 30, 2012.

The following unaudited pro forma consolidated financial information reflects the results of the operations of the Company for the years ended June 30, 2010 and 2011, as if the acquisition of Concord described above had been completed as of July 1, 2009. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition of Concord actually taken place on the date indicated and may not be indicative of future operating results. These amounts have been calculated after applying the Company's accounting policies and the pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.

	Year Ended June 30,
	2010	2011
	(Unaudited)	(Unaudited)

Total revenues	$199,341,604	$295,966,559
Net income attributable to Hollysys Automation Technologies Ltd. stockholders	33,225,194	48,967,621

Net income per ordinary share:
Basic	0.65	0.90
Diluted	$0.64	$0.89

For the year ended June 30, 2012, Concord contributed approximately $24,237,402 to the Company’s total net revenues, and $1,936,780 to the Company’s net income.

NOTE 4 - INVENTORIES

Components of inventories are as follows:

	June 30,
	2011	2012

Raw materials	$8,470,007	$7,630,420
Work in progress	4,776,610	5,242,369
Finished goods	14,660,932	13,869,692
Low value consumables	65,051	2,744

	$27,972,600	$26,745,225

NOTE 5 - ACCOUNTS RECEIVABLE

	June 30
	2011	2012

Accounts receivable	$108,694,045	$150,877,355
Allowance for doubtful accounts	(10,691,810)	(14,287,361)

	$98,002,235	$136,589,994

F - 22

Of the total accounts receivable, $6,767,705 and nil as of June 30, 2011 and 2012, respectively, were pledged for short-term bank loans (note 14).

The movements in allowance for doubtful accounts are as follows:

	June 30,
	2010	2011	2012

Balance at beginning of year	$6,276,670	$8,408,318	$10,691,810
Additions	2,438,328	2,731,820	3,744,986
Written off	(341,917)	(903,768)	(408,848)
Exchange difference	35,237	455,440	259,413

Balance at end of year	$8,408,318	$10,691,810	$14,287,361

NOTE 6 - COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS

	June, 30
	2011	2012

Contract costs incurred plus estimated earnings	$389,676,454	$573,517,664
Less: progress billings	(286,160,795)	(458,356,428)

	$103,515,659	$115,161,236

As of June 30, 2011 and 2012, balances of $11,351,985 and $16,762,243, respectively, were related to contracts which are completed but are still within the warranty period, included the amounts of $2,301,449 and $676,318 expected to be collected after one year.

NOTE 7 - PROPERTY, PLANT AND EQUIPMENT

A summary of property, plant and equipment is as follows:

	June 30,
	2011	2012

Buildings	$41,388,443	$53,018,610
Machinery	4,434,365	4,758,477
Software	2,798,335	3,573,146
Vehicles	1,282,623	1,607,261
Electronic and other equipment	16,218,118	16,991,624
Construction in progress	757,390	3,648,878
	66,879,274	83,597,996

Less: Accumulated depreciation	(13,297,961)	(20,061,350)

	$53,581,313	$63,536,646

Of the total property, plant and equipment, $32,504,272 and $35,819,745 as of June 30, 2011 and 2012, respectively, are pledged for the long-term bank loans (note 15).

F - 23

Construction in progress consists of capital expenditures and capitalized interest charges relating to the construction of facilities and assembly lines projects. Interest of $1,102,772, $310,551, and $102,577 during the period of construction for the years ended June 30, 2010, 2011 and 2012, respectively, have been capitalized.

The depreciation for the years ended June 30, 2010, 2011 and 2012 were $2,538,048, $4,334,113, and $6,054,199, respectively.

NOTE 8 - PREPAID LAND LEASES

A summary of prepaid land leases is as follows:

	June 30,
	2011	2012

Prepaid land leases	$6,734,503	$7,818,674
Less: Accumulated amortization	(562,624)	(948,598)

	$6,171,879	$6,870,076

The amortization for the years ended June 30, 2010, 2011 and 2012 were $144,994, $134,479, and $171,204, respectively.

Of the total prepaid land leases, $5,285,678 and $5,291,525 as of June 30, 2011 and 2012, respectively, are pledged for the long-term bank loans (note 15).

NOTE 9 - ASSETS HELD FOR SALE

Upon the completion of the new facilities in Beijing Economic-Technological Development Area, the Company relocated its headquarters to the new facilities in August 2010, and intended to dispose of the previous headquarters in Beijing Xisanqi, which was comprised of a prepaid land lease and buildings, with an aggregate carrying amount of $8,945,718 as of June 30, 2011. The previous headquarters were recognized as assets held for sale as of June 30, 2011.

However, during the year ended June 30, 2012, due to the state macro-control on the real estate market in the PRC, the Company decided not to dispose of the previous headquarters in Beijing Xisanqi, and reclassified them from assets held for sale to prepaid land lease and property, plant and equipment as of June 30, 2012, respectively. Upon reclassification, each asset was recorded at the carrying amount before it was classified as held for sale, adjusted for any amortization or depreciation that would have been recognized had the asset been continuously classified as held and used, which was lower than its fair value. The effect on the results of operations related to amortization and depreciation charges for the year ended June 30, 2012 amounted to $281,270.

NOTE 10 - ACQUIRED INTANGIBLE ASSETS, NET

	June 30,
	2011			2012
	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value

Customer relationships	$-	-	-	$529,162	(105,832)	423,330
Order backlog	-	-	-	1,428,091	(1,256,450)	171,641
	$-	-	-	$1,957,253	(1,362,282)	594,971

The intangible assets were related to Concord, which was acquired on July 1, 2011. The amortization for the years ended June 30, 2010, 2011 and 2012 were nil, nil, and $1,362,282, respectively. Estimated amortization expense relating to the existing intangible assets for each of next five years is as follows:

Year ending June 30,
2013	$277,473
2014	105,832
2015	105,832
2016	105,834
2017	-
$594,971

F - 24

NOTE 11 - GOODWILL

The changes in the carrying amount of goodwill are as follows:

	June 30,
	2011	2012

Balance at beginning of year	$-	$-
Goodwill acquired (note 3)	-	27,588,883
Impairment losses	-	-

Balance at end of year	$-	$27,588,883

NOTE 12 - INVESTMENTS IN EQUITY AND COST INVESTEES

The following long-term investments were accounted for under either the equity method or cost method.

June 30, 2012	Interest held	Long-term investment, at cost, less impairment	Share of undistributed profits	Advance to investee company	Total

Equity method
China Techenergy Co., Ltd.	40.00%	$5,691,790	$943,733	$46,610	$6,682,133
Beijing Hollysys Electric Motor Co., Ltd.	40.00%	837,348	2,421,214	-	3,258,562
Beijing IPE Biotechnology Co., Ltd. (“IPE”)	23.39%	1,559,290	1,354,973	-	2,914,263
New Huake Electric Technology Co., Ltd.	37.50%	237,158	(237,158)	-	-
Beijing Hollysys Machine Automation Co., Ltd.	30.00%	474,316	(248,345)	-	225,971
		$8,799,902	$4,234,417	$46,610	$13,080,929

Cost method
Shenhua Hollysys Information Technology Co., Ltd.	20.00%	$1,505,385	$-	$-	$1,505,385
Zhongjijing Investment Consulting Co., Ltd.	5.00%	316,211	-	-	316,211
Heilongjiang Ruixing Technology Co., Ltd.	8.31%	1,080,179	-	-	1,080,179
Zhejiang Sanxin Engineering Co., Ltd.	6.00%	94,863	-	-	94,863
		$2,996,638	$-	$-	$2,996,638

F - 25

June 30, 2011	Interest held	Long-term investment, at cost, less impairment	Share of undistributed profits	Advance to investee company	Total

Equity method
China Techenergy Co., Ltd.	50.00%	$6,953,458	$2,994,512	$45,554	$9,993,524
Beijing Hollysys Electric Motor Co., Ltd.	40.00%	818,367	2,020,888	-	2,839,255
New Huake Electric Technology Co., Ltd.	37.50%	231,782	(92,350)	-	139,432
Beijing IPE Biotechnology Co., Ltd.	23.39%	1,523,944	1,099,935	-	2,623,879
		$9,527,551	$6,022,985	$45,554	$15,596,090

Cost method
Shenhua Hollysys Information Technology Co., Ltd.	20.00%	$1,471,261	$-	$-	$1,471,261
Hollysys Equipment Technology Co., Ltd.	20.00%	46,356	-	-	46,356
Zhejiang Sanxin Engineering Co., Ltd.	6.00%	92,713	-	-	92,713
Zhongjijing Investment Consulting Co., Ltd.	5.00%	309,043	-	-	309,043
Heilongjiang Ruixing Technology Co., Ltd.	8.31%	1,055,689	-	-	1,055,689
		$2,975,062	$-	$-	$2,975,062

In July 2010, the Company entered into an agreement to dispose of 29% of its 49% equity interest in Shenhua Hollysys Information Technology Co., Ltd. (“Shenhua Information”, formerly known as Hollysys Information Technology Co., Ltd.) to the other equity interest owner, for a cash consideration of RMB 23,377,700 (equivalent to $3,526,793), and a gain of $1,443,994 was recognized in the consolidated statements of comprehensive income for the year ended June 30, 2011. Upon the disposal, the Company held a 20% equity interest of Shenhua Information, and lost the ability to exercise significant influence in Shenhua Information. The Company discontinued accruing its share of the earnings or losses of Hollysys Information and adopted the cost method to account for the remaining 20% equity interest of Shenhua Information upon the partial disposal of Shenhua Information.

In December 2010, the Company disposed of all its investment in Zhejiang Sanxin Technology Co., Ltd at cost with nil gain or loss recognized.

In November 2010, the Company entered into an agreement to dispose of 3.115% of its 31.15% equity interest in IPE to a third party, for a cash consideration of RMB 934,500 (equivalent to $140,980), and a loss of $43,461 was recognized in the consolidated statements of comprehensive income for the year ended June 30, 2011. The Company continued to hold a 28.035% equity interest in IPE after the disposal.

In April 2011, a third party invested RMB 30,000,000 (equivalent to $4,525,843) into IPE. As a result, the Company’s equity interest in IPE was diluted from 28.035% to 23.39%, while the share of net assets from IPE increased by $756,619. This increase in share of net assets from IPE was recognized as gain in earnings for the issuance of shares by an equity investee in the consolidated statements of comprehensive income during the year ended June 30, 2011.

In August 2011, the Company entered into an agreement to dispose 20% interest in Hollysys Equipment Technology Co., Ltd., for a cash consideration of RMB 280,700 (equivalent to $44,381), and a loss of $3,039 was recognized in gain on disposal of investments in equity investees in the consolidated statements of comprehensive income for the year ended June 30, 2012.

F - 26

In November 2011, the Company entered into an agreement to dispose of 10% of its existing 50% equity interest in China Techenergy Co., Ltd. to the other equity interest owner, for a cash consideration of RMB 27,800,000 (equivalent to $4,395,326), and a gain of $2,047,016 was recognized in gain on disposal of investments in equity investees in the consolidated statements of comprehensive income for the year ended June 30, 2012. Upon the disposal, the Company held a 40% equity interest of China Techenergy Co., Ltd.

In February 2012, Hollysys Machine was established with a registered capital of RMB 10,000,000 (equivalent to $1,588,310), of which RMB 3,000,000 (equivalent to $476,493) was injected by the Company. Therefore, the Company held 30% interests in Hollysys Machine, and accounted for it under equity method. Hollysys Machine mainly engages in sales of Programmable Logic Controller products.

NOTE 13 - WARRANTY LIABILITIES

	June 30,
	2011	2012

Beginning balance	$1,916,654	$2,798,800
Expense accrued	1,912,880	3,031,835
Expense incurred	(1,143,953)	(2,319,630)
Exchange difference	113,219	64,915

	$2,798,800	$3,575,920

NOTE 14 - SHORT-TERM BANK LOANS

On June 30, 2011, the Company’s short-term bank borrowings consisted of revolving bank loans of $11,528,465 from several banks. The short-term bank loans were fully repaid during the year ended June 30, 2012.

As of June 30, 2011, the short-term borrowings of $11,528,465 were subject to annual interest rates from 5.85% to 8.1765%, with a weighted average interest rate of 7.37%, of which $6,767,705 was collateralized by a pledge of certain accounts receivable, amounting to $6,767,705. The remaining borrowings were without any guarantee or pledge of assets.

For the years ended June 30, 2010, 2011, and 2012, interest expenses amounted to $91,076, $117,507 and $557,333, respectively.

NOTE 15 - LONG-TERM BANK LOANS

		June 30,
		2011	2012

RMB-denominated loan	(i)	$37,085,110	$32,411,580
MYR-denominated loan	(ii)	-	144,462
		37,085,110	32,556,042

Less: current portion		(5,408,245)	(7,914,668)

		$31,676,865	$24,641,374

(i)	The RMB denominated loan is repayable by 16 installments by March 29, 2016. It carries an annual interest rate of 5.94% at the inception date subject to yearly adjustments by reference to the benchmark rate over the same period announced by the People’s Bank of China. The borrowing is secured by a pledge of the headquarters facilities in Beijing, comprising of prepaid land lease and buildings with an aggregate carrying value of $37,789,950 and $41,111,270 as of June 30, 2011 and 2012, respectively. Principal payments of $7,905,264, $7,905,263, $7,905,263 and $8,695,790 are scheduled to be repaid in 2013, 2014, 2015 and 2016 respectively.

F - 27

(ii)	The MYR denominated loan, assumed in the acquisition of Concord, is repayable by 129 installments by March 31, 2023. The interest rate is based on a premium of 2.5% per annum over the Bank Negara Malaysia Funding Rate with daily reset based on Bank Negara Malaysia’s benchmark rate over the same period for the first five years from March 8, 2007, thereafter at an interest rate of 0.3% per annum over the lending bank’s base lending rate with daily reset for the sixth year onwards. For the year ended June 30, 2012, the effective rate was 6.9% per annum. The borrowing is secured by a pledge of CESB’s building in Malaysia, with a carrying value of $569,171 as of June 30, 2012.

Scheduled principal payments for all outstanding borrowings on June 30, 2012 are as follows:

Year ending June 30,
2013	$7,914,668
2014	7,915,337
2015	7,916,055
2016	8,707,351
2017	12,384
2018 and onwards	90,247
$32,556,042

For the years ended June 30, 2010, 2011, and 2012, interest of $2,398,459, $2,396,133 and $2,642,998 was incurred; of which $1,295,687, $2,085,582 and $2,540,421 was charged to interest expenses, and $1,102,772, $310,551, and $102,577 was capitalized as construction in progress respectively.

NOTE 16 - LONG-TERM BOND PAYABLE

In December 2007, Beijing Hollysys and three independent third parties entered into an agreement with the underwriters to issue bonds to institutional and public investors in the PRC with an aggregate principal amount of RMB 305,000,000 (equivalent to $44,466,475). Pursuant to the agreement, Beijing Hollysys issued RMB 80,000,000 (equivalent to $11,663,338) of bond (the “Bond”) for the purpose of technology improvement and industrial implementation of certain technology. The Bond carried interest at a rate of 6.68% per annum, which was payable semi-annually and matured in December 2010. Related to the Bond, Beijing Zhongguancun Science and Technology Guaranty Co., Ltd. undertook joint and several guarantee liabilities in full in favor of Beijing Hollysys. Concurrently, the China Development Bank authorized its business department to undertake general guarantee liability in respect of the guarantee liabilities of Beijing Zhongguancun Science and Technology Guaranty Co., Ltd. The Bond issuing costs were RMB 1,254,054 (equivalent to $183,559). Such issuing costs were amortized during the three-year term of the Bond and any unamortized issuing cost was presented as long-term deferred expenses on the balance sheet. The long term bond was fully repaid in December 2010.

For the year ended June 30, 2010, 2011, and 2012, the related interest expense amounted to $792,510, $342,684, and nil, respectively.

NOTE 17 - STOCKHOLDERS’ EQUITY

On July 1, 2009, the Company acquired 1.78% equity interest of Beijing Hollysys from the noncontrolling stockholders for cash consideration of RMB 18,000,000 (equivalent to $2,638,793).

On December 23, 2009, the Company entered into a Share Purchase Agreement with a noncontrolling stockholder, Unionway Resources Limited, to acquire further 24.11% equity interest of Beijing Hollysys, by issuing 4,413,948 ordinary shares of the Company with a fair value of $53,011,515 and making a cash payment of RMB 67,634,366 (equivalent to $9,936,203). The 4,413,948 shares were issued on March 16, 2010.

According to ASC 810, Consolidation, these noncontrolling interest acquisitions were recognized as equity transactions, and the difference between the consideration paid and the carrying amount of the 1.78% and 24.11% equity interest in Beijing Hollysys amounting approximately to $1,414,108, and $44,586,023, respectively, was recognized as additional paid in capital during the year ended June 30, 2010.

F - 28

The Company issued a unit purchase option to the representative of the underwriters of the Company’s August 2005 initial public offering, or the UPO. The UPO is exercisable for 250,000 units, comprised of 250,000 of the Company’s ordinary shares and 500,000 warrants, each warrant to purchase one ordinary share. The part of underlying warrants expired in 2009 pursuant to the terms of the UPO. In April 2010, the holders of the Unit Purchase Options (“UPO”) exercised 250,000 of the UPO on a cashless basis, and 92,567 ordinary shares were issued to the UPO holders on June 3, 2010. There were no UPO outstanding after the exercise.

In August 2010, the Board of Directors adopted the 2010 Rights Plan. The 2010 Rights Plan provides for a dividend distribution of one preferred share purchase (the “Right”), for each outstanding ordinary share.  Each Right entitles the shareholder to buy one share of the Class A Preferred Stock at an exercise price of $160.  The Right will become exercisable if a person or group announces an acquisition of 20% or more of the outstanding ordinary shares of the Company, or announces commencement of a tender offer for 20% or more of the ordinary shares. In that event, the Rights permit shareholders, other than the acquiring person, to purchase the Company’s ordinary shares having a market value of twice the exercise price of the Rights, in lieu of the Class A Preferred Stock. In addition, in the event of certain business combinations, the Rights permit the purchase of the ordinary shares of an acquiring person at a 50% discount.  Rights held by the acquiring person become null and void in each case.  Unless terminated earlier by the Board of Directors, the 2010 Rights Plan will expire on September 27, 2020. There is no accounting impact related to the Right.

NOTE 18 - SHARE BASED COMPENSATION EXPENSES

On September 20, 2007, the Company adopted the “2006 Stock Plan” (the “Plan”) which allows the Company to offer a variety of incentive awards to employees, officers, directors and consultants. Options to purchase 3,000,000 ordinary shares are authorized under the Plan. The Company issues new shares to employees, officers, directors and consultants upon share option exercise or share unit conversion.

Share options

On February 1, 2008 and June 2, 2008, options to purchase 186,000 and 60,000 ordinary shares were granted to directors of the Company under the terms of the Plan. 186,000 and 60,000 options were granted with exercise prices of $7.90 and $5.85 per share respectively, of which 231,000 options had an expiry period of five years from the date of grant and vested over a period of three years, and 15,000 options had an expiry period of one year from the date of grant with immediate vesting. The 15,000 options were not exercised and have expired.

On January 20, 2009, options to purchase 450,000 ordinary shares were granted to one employee under the terms of the Plan. They were granted with an exercise price of $2.24 per share, with an expiry period of 10 years from the date of grant and vest over a period of 3 years.

A summary of the share option activity under the Plan for the year ended June 30, 2012 is as follows:

Share Options	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value

Outstanding at June 30, 2011	438,000	$3.74	5.75	$2,444,040

Exercised	(300,000)	2.24	7.08	1,860,782
Outstanding at June 30, 2012	138,000	$7.01	0.73	$208,380
Vested and expected to vest at June 30, 2012	138,000	$7.01	0.73	$208,380
Exercisable at June 30, 2012	138,000	$7.01	0.73	$208,380

The total intrinsic value of share options exercised during the years ended June 30, 2010, 2011 and 2012 was nil, $2,640,820 and $1,860,782, respectively.

The Company recorded share based compensation expense relating to share options of $524,076, $456,628, and $202,125, which is included in general and administrative expenses, for the years ended June 30, 2010, 2011 and 2012, respectively. As of June 30, 2012, there is no unrecognized share based compensation expense to be recognized for the above share options.

F - 29

Performance options

On February 20, 2012, performance share options to purchase 1,476,000 ordinary shares were granted under the terms of the Plan. They were granted with an exercise price of $9.29 per share, had an expiry period of five years from the date of grant, and would vest subject to the service and performance conditions shown below:

•	For 60,000 options, if the Company’s Price/Earnings Ratio (“P/E”) achieves 15 times or above for any five consecutive days after the grant date, and at least one new analyst from any well-known sell side bank issues a favorable report of the Company each year in the three years after the grant date, 30,000 options will vest; if the Company’s P/E achieves 18 times or above for any five consecutive days after the grant date, and at least two new analyst from any well-known sell side bank issues a favorable report of the Company each year in the three years after the grant date, 60,000 options will vest. The 60,000 options will cliff vest on the 36 month anniversary of the grant date, and will remain exercisable from the vesting date until the 60 month anniversary of the grant date. The Company estimates that it is not probable that the performance conditions of this award can be met and thus the related grant is not expected to vest.

•	For 1,416,000 options, if the compound average growth rate of the Company’s Non-GAAP diluted earnings per share from the year ended June 30, 2011 to the year ended June 30, 2014 (the “EPS threshold”) equals or exceeds 15%, but less than 20%, 944,000 options will vest; if the EPS threshold equals or exceeds 20%, but less than 25%, additional 236,000 options will vest; if the EPS threshold equals or exceeds 25%, additional 236,000 options will vest. Of the total 1,416,000 options, 283,200, 283,200 and 849,600 options will vest on the 24 month, 36 month, and 48 month anniversary of the grant date respectively. The Non-GAAP diluted earnings per share is defined as diluted net income per share adjusted to exclude amortization of discount and interest on notes payable related to the bridge loan and share based compensation costs. The options will remain exercisable from the vesting date until the 60 month anniversary of the grant date. The Company estimates that 236,000 options related to the EPS threshold at or above 25%.

A summary of the performance share option activity under the Plan for the year ended June 30, 2012 is as follows:

Performance options	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Outstanding at June 30, 2011	-	$-	-	$-

Granted	1,476,000	9.29	5	-
Exercised	-	-	-	-
Forfeited or expired	-	-	-	-
Outstanding at June 30, 2012	1,476,000	$9.29	4.64	$-
Vested and expected to vest at June 30, 2012	1,180,000	$9.29	4.64	$-
Exercisable at June 30, 2012	-	$-	-	$-

The weighted average grant-date fair value of performance share options was nil, nil and $9.15 for the years ended June 30, 2010, 2011 and 2012, respectively. There were no performance share options exercised during the year ended June 30, 2012. No options have been vested as at June 30, 2012.

The Company recorded share based compensation expense relating to performance share options of nil, nil, and $654,318, which is included in general and administrative expenses, for the years ended June 30, 2010, 2011 and 2012, respectively. As of June 30, 2012, total unrecognized share based compensation expense of $4,525,881 related to performance share options is expected to be recognized over a weighted average vesting period of 2.92 years.

The fair value of each performance share option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model. The following table presents the assumptions used to estimate the fair values of the share options granted in the periods presented:

F - 30

Year Ended June 30,
2012

Risk-free rate of return	0.71%
Expected life (in years)	4.17
Weighted average expected volatility	62.64%
Expected dividends	-

Weighted average risk-free rate of return for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Expected option life is estimated based on historical options exercise pattern in accordance with ASC Topic 718 Share-based Compensation. Expected volatility is estimated based on historical volatility of the Company’s stock. Dividend yield is estimated by the Company at zero for the expected option life.

Restricted shares

During the year ended June 30, 2011, the Company granted 67,500 restricted ordinary shares to certain directors under the Plan, of which 15,000 shares were granted on January 1, 2011, 22,500 shares were granted on February 1, 2011, and the remaining 30,000 were granted on June 2, 2011. These restricted shares vest over a three year period starting from the grant date. Fair value of the restricted shares was determined with reference to the market closing price at grant date.

A summary of the restricted share activity for the year ended June 30, 2012 is as follows:

	Number of restricted shares	Weighted average grant date fair value

Nonvested at June 30, 2011	61,041	$12.34

Vested	20,416	12.52
Nonvested at June 30, 2012	40,625	$12.25

The total fair value of restricted shares vested during the years ended June 30, 2010, 2011 and 2012 were nil, $95,335, and $255,621, respectively. The aggregate intrinsic value of all the outstanding restricted shares as of June 30, 2012 was $629,100. The Company recorded restricted share compensation expense of nil, $95,338 and $282,924, included in general and administrative expenses, for the year ended June 30, 2010, 2011 and 2012, respectively. As of June 30, 2012, total unrecognized compensation expense of $470,515 related to the restricted shares is expected to be recognized over a weighted-average vesting period of 1.74 years.

Incentive shares

The Company granted 1,510,181 Incentive Shares to the two selling shareholders of Concord subject to a service period of two years commencing from July 1, 2011, and Concord achieving the net income performance targets of $10,000,000 and $11,500,000 for the years ended June 30, 2012 and 2013, respectively (“Targeted Net Income Thresholds”). Upon achieving the Targeted Net Income Thresholds for the years ending June 30, 2012 and 2013, 755,091 and 755,090 ordinary shares will be issued, respectively.

The grant date fair value of the Incentive Shares was $9.06 per share based on the closing price of the Company’s ordinary shares on the grant date.

For the year ended June 30, 2012, no share based compensation expense relating to the Incentive Shares was recorded because the Company did not expect the performance conditions to be met for both years and the Targeted Net Income Threshold for the year ended June 30, 2012 was not met.

NOTE 19 - EMPLOYEE BENEFITS

The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in China, and a central provision fund run by the Singapore government in respect of its employees in Singapore.  The expenses related to these plans were $6,378,917, $8,661,442 and $11,980,634 for the years ended June 30, 2010, 2011 and 2012, respectively.

F - 31

NOTE 20 - INCOME TAX

BVI

Hollysys, and its subsidiaries, GTH and Clear Mind, are incorporated in the BVI and are not subject to income tax under the relevant jurisdiction.

Singapore

HAP, CCPL and CEPL, the Company’s wholly owned subsidiaries incorporated in Singapore, are subject to Singapore corporate tax rate of 17% on the assessable profits arising from Singapore.

Malaysia

CESB, the Company’s wholly owned subsidiary incorporated in Malaysia, is subject to Malaysia corporate income tax rate of 25% on the assessable profits arising from Malaysia.

Dubai

CCPL Dubai, the Company’s wholly owned subsidiary, is a tax exempt company incorporated in Dubai, and no tax provision has been made for the year ended June 30, 2012.

Hong Kong

World Hope and CSHK, the Company’s wholly owned subsidiaries incorporated in Hong Kong, are subject to Hong Kong corporate income tax at a rate of 16.5% on the assessable profits arising from Hong Kong. No provision for Hong Kong profits tax has been made in the statements of comprehensive income as there were no assessable profits arising from Hong Kong for the year ended June 30, 2012.

PRC

The Company’s subsidiaries incorporated in PRC are subject to PRC enterprise income tax (“EIT”) on the taxable income as adjusted in accordance with relevant PRC income tax laws. The standard statutory tax rate of PRC EIT is 25% effective from calendar year ended December 31, 2008. All PRC subsidiaries applied the standard statutory tax rate except the following subsidiaries.

Beijing Hollysys

Beijing Hollysys was certified as a High and New Technology Enterprise (“HNTE”) for the three years commencing January 1, 2008, and for another three years commencing January 1, 2011. Pursuant to PRC EIT law, an enterprise certified as a HNTE enjoys a preferential EIT rate of 15%. Therefore, the EIT tax rate applicable to Beijing Hollysys is 15% for the calendar years ended December 31, 2008 to 2013.

Hangzhou Hollysys

Hangzhou Hollysys was certified as a “Qualified Software Development Enterprise” for the calendar years ended December 31, 2009 and 2010, and was entitled to a concessionary EIT rate of 10% which was granted by relevant authorities discretionarily on an annual basis. In 2011, Hangzhou Hollysys was certified as a HNTE for the three years commencing January 1, 2011. Pursuant to PRC EIT law, an enterprise certified as a HNTE enjoys a preferential EIT rate of 15%. Therefore, the EIT tax rate applicable to Hangzhou Hollysys was 10% for the calendar years ended December 31, 2008, 2009, and 2010, and 15% for the calendar years ended December 31, 2011, 2012, and 2013.

F - 32

Hollysys A&D

Hollysys A&D is registered in a high-technology zone located in Beijing and was certified as a “Software Enterprise” for the calendar years ended December 31, 2009 and 2010. Therefore, Hollysys A&D was entitled to tax holidays of 100% exemption of income tax for two years followed by 50% exemption of income tax for the next three years after the first profitable calendar year, which was the calendar year ended December 31, 2010, provided the successful renewal of the “Software Enterprise” certificate. In accordance with the EIT law, the EIT tax rate applicable to Hollysys A&D for the calendar years ended December 31, 2009 and 2010 is therefore 25% and 0% respectively. For the calendar years ended December 31, 2011, and 2012, Hollysys A&D didn’t get the certification of “Software Enterprise” or any other certifications with any tax preference, and applies the standard statutory tax rate of 25%.

The Company’s income before income taxes consists of:

	Year Ended June 30,
	2010	2011	2012

PRC	$37,710,514	$49,016,069	$70,490,625
Non-PRC	(2,491,090)	(1,106,988)	(3,564,560)

	$35,219,424	$47,909,081	$66,926,065

Income tax expense, most of which is incurred in the PRC, consists of:

	Year Ended June 30,
	2010	2011	2012

Current income tax expense	$8,540,774	$7,634,494	$8,828,453
Deferred income tax (benefit) expense	(877,341)	(1,190,527)	1,523,865

	$7,663,433	$6,443,967	$10,352,318

The reconciliation of tax computed by applying the statutory tax rate in PRC of 25% to the income before income taxes is as follows:

	Year Ended June 30,
	2010	2011	2012

Income before income taxes	$35,219,424	$47,909,081	$66,926,065

Expected income tax expense at statutory tax rate in PRC	8,804,856	11,977,270	16,731,517
Effect of different tax rates in various jurisdictions	15,555	15,070	417,565
Effect of preferential tax treatment	(4,989,382)	(5,768,020)	(6,551,269)
Effect of income for which no income tax is chargeable	(1,394,901)	(1,792,868)	(3,705,244)
Effect of additional deductible research and development expense	(197,472)	(860,736)	(1,690,928)
Effect of non-deductible expenses	883,415	882,370	4,399,717
Under/(over) provision of income tax in previous years	(86,171)	792,662	(400,446)
Change in valuation allowance	63,397	149,420	-
Utilization of tax loss previously not recognized	-	(40,019)	-
Effect of deemed profit arisen in re-organization	1,372,299	-	-
Withholding tax on capital repayment	3,082,100	1,077,377	-
Share of net gains of equity investees	-	-	1,222,667
Others	109,737	11,441	(71,261)

Income tax expenses	$7,663,433	$6,443,967	$10,352,318

F - 33

Had all the above tax holidays and concessions not been available, the tax charge would have been higher by $4,989,382, $5,768,020, and $6,551,269 and the basic net income per share would have been lower by $0.10, $0.11 and $0.12 for the years ended June 30, 2010, 2011 and 2012 respectively, and diluted net income per share for the years ended June 30, 2010, 2011 and 2012 would have been lower by $0.10, $0.10 and $0.12, respectively.

In February 2010, Hollysys re-organized the group structure of its PRC wholly owned subsidiaries (the “Group Re-organization”). GTH and Beijing Hollysys, each held 60% and 40% equity interest of Hangzhou Hollysys respectively, transferred the equity interest of 20% and 40% of their equity interest of Hangzhou Hollysys, respectively to Hollysys Group on February 3, 2010. As a result, GTH and Beijing S&T held 40% and 60% equity interest of Hangzhou, without any change in the effective interest held by the Company before and after the equity transfer.

Prior to the equity transfer, on February 1, 2010, the board of directors of Hangzhou Hollysys approved the resolution of a dividend declaration amounting to RMB 513,273,305 (equivalent to $75,242,672), on a one-off basis, among which RMB 205,309,322 (equivalent to 30,098,269) was distributable to Beijing Hollysys, and RMB 307,963,983 (equivalent to $45,147,403) distributable to GTH.

Pursuant to the EIT Law, Hangzhou Hollysys, a foreign investment enterprise, is obligated to withhold income tax on dividends paid-out to GTH, a foreign enterprise and non-resident, for earnings retained after January 1, 2008. Out of the total dividends of RMB 307,963,983 (equivalent to $45,147,403) distributable to GTH, RMB 210,239,304 (equivalent to $30,821,002) was retained after January 1, 2008. As a result, Hangzhou Hollysys withheld RMB 21,023,930 (equivalent to $3,082,100) of income tax for the dividends distributable to GTH based on a tax rate of 10% in accordance with the PRC EIT for the year ended June 30, 2010.

Hangzhou Hollysys is also obligated to withhold the income tax for the gain on disposal of equity interest. Pursuant to PRC EIT Law, the consideration for the equity transfer should be based on fair value for taxation purposes. The Company engaged a third party valuer, to value the equity interest of Hangzhou Hollysys as of February 3, 2010, the date of transfer. The fair value of the equity interest in Hangzhou was determined to be RMB 236,230,997 (equivalent to $34,901,237).

As a result, Hangzhou Hollysys withheld RMB 2,326,420 (equivalent to $341,052) of income tax for GTH in respect of the gain on disposal of equity interest based on a tax rate of 10% in accordance with the PRC EIT law. Beijing Hollysys accrued RMB 7,020,648 (equivalent to $1,029,224) of income tax in respect of the gain on disposal of equity interest based on Beijing Hollysys’ applicable EIT rate. Total income tax expense for the deemed profit arising from the Group Re-organization of $1,372,299 was incurred during the year ended June 30, 2010.

In January 2011, the Company determined to carry out another group re-structuring, where Hollysys Group transferred the equity interest of 60% equity interest of Hangzhou Hollysys to Beijing Hollysys. Before the execution of the equity transfer, the board of directors of Hangzhou Hollysys approved a resolution to declare a dividend of RMB 178,537,603 (equivalent to $26,934,436), on a one-time basis, of which RMB 107,122,562 (equivalent to $16,160,662) was distributable to Hollysys Group, and RMB 71,415,041 (equivalent to $10,773,774) was distributable to GTH. As a result, Hangzhou Hollysys withheld RMB 7,141,504 (equivalent to $1,077,377) in income tax for the dividends distributable to GTH based on the tax rate of 10% in accordance with the PRC EIT law for the year ended June 30, 2011.

F - 34

The temporary differences that have given rise to the deferred tax liabilities consist of the following:

	June 30,
	2011	2012
Deferred tax assets-current
Allowance for doubtful accounts	$1,811,353	$2,477,942
Inventory provision	242,891	404,846
Long-term assets	154,208	74,169
Deferred revenue	3,818,665	3,315,688
Warranty liabilities	416,429	539,189
Recognition of intangible assets	257,225	326,552
Accrued payroll	802,344	511,593
Net operating loss carry forward	684,085	700,979
Less: Valuation allowances	(631,775)	-
Total deferred tax assets-current	7,555,425	8,350,958

Deferred tax liabilities-current
Cost and estimated earnings in excess of billings	(5,533,959)	(7,590,901)
Others	-	(358,296)
Total deferred tax liabilities-current	(5,533,959)	(7,949,197)

Net deferred tax assets-current	2,021,466	772,061
Net deferred tax liabilities-current	$-	$(370,300)

Deferred tax assets, non-current
Long-term assets	302,998	495,865
Deferred revenue	231,030	381,596
Recognition of intangible assets	457,468	573,710
Total deferred tax assets-non-current	$991,496	$1,451,171

Deferred tax liabilities-non-current
Share of net gains of equity investees	-	(1,036,772)
Total deferred tax liabilities-non-current	$-	$(1,036,772)

Net deferred tax assets-non-current	$991,496	$414,399

As of June 30, 2012, the Company had net operating losses of approximately $2,803,916 which can be carried forward to offset future net profit for income tax purposes. The net operating loss will expire in 2017 if not utilized.

The Company operates mainly through the PRC subsidiaries and the valuation allowance is considered on an individual entity basis. Where a valuation allowance was not recorded, the Company expects to generate sufficient taxable income in the future.

Under the EIT Law and the implementation rules, profits of the Company’s PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to a foreign holding company are subject to a withholding tax at a rate of 10% unless reduced by tax treaty. At June 30, 2011 and 2012, aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company of approximately RMB 862,112,364 (equivalent to $133,214,717) and RMB 1,186,002,455 (equivalent to $187,513,234) are intended to be reinvested, and accordingly, no deferred taxes have been provided for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. Distributions made out of pre-January 1, 2008 retained earnings will not be subject to withholding taxes.

In accordance with ASC 740, the Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities.

Determining income tax provisions involves judgment on the future tax treatment of certain transactions. The Company performed a self-assessment and concluded that there was no significant uncertain tax position requiring recognition in its financial statements. The tax treatment of such transactions is reconsidered periodically to take into account all changes in tax legislations. Where the final tax outcome of these transactions is different from the amounts that were initially recorded, such difference will impact the income tax and deferred tax provisions in the year in which such determination is made.

There were no material interest or penalties incurred for the years ended June 30, 2010, 2011 and 2012.

F - 35

NOTE 21 - INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share attributable to Hollysys for the years indicated:

	Year Ended June 30,
	2010	2011	2012

Numerator:
Net income attributable to Hollysys Automation Technologies Ltd	$25,704,538	$41,469,998	$56,221,847

Denominator:
Weighted average ordinary shares outstanding used in computing basic income per share	51,243,667	54,564,842	55,659,765
Effect of dilutive securities
Share options	251,062	382,070	148,139
UPO	343,565	-	-
Restricted shares	-	2,368	20,457
Weighted average ordinary shares outstanding used in computing diluted income per share	51,838,294	54,949,280	55,828,361

Income per share – basic	$0.50	$0.76	$1.01

Income per share – diluted	$0.50	$0.75	$1.01

The effects of the performance share options have been excluded from the computation of diluted income per share for the year ended June 30, 2012 as the effect would be antidilutive. The impact of the Incentive Shares has also been excluded from the computation of diluted income per share for the year ended June 30, 2012 because the contingently issuable common shares would not be issued under the terms of the arrangement if the end of the reporting period were the end of the contingency period.

NOTE 22 - RELATED PARTY TRANSACTIONS

Related party relationships

Name of related parties	Relationship with the Company

Shenhua Hollysys Information Technology Co., Ltd. ("Shenhua Information")	20% owned by Beijing Hollysys
New Huake Electronic Technology Co., Ltd. ("New Huake")	37.5% owned by Beijing Hollysys
China Techenergy Co., Ltd. ("China Techenergy")	40% owned by Beijing Hollysys
Beijing Hollysys Electric Motor Co., Ltd ("Electric Motor")	40% owned by Beijing Hollysys
Zhejiang Sanxin Engineering Co., Ltd ("Zhejiang Sanxin")	6% owned by Hangzhou Hollysys
Hollysys Equipment Technology Co., Ltd. ("Hollysys Equipment")	20% owned by Beijing Hollysys as of June 30, 2011, and was disposed of during fiscal year 2012
Beijing Hollysys Machine Automation Co., Ltd. ("Hollysys Machine")	30% owned by Hollysys Investment

Due from related parties

	June 30,
	2011	2012

China Techenergy	$10,837,123	$14,850,375
Shenhua Information	1,333,534	1,183,660
Hollysys Machine	-	297,622
Hollysys Equipment	4,790	4,901

	$12,175,447	$16,336,558

The Company’s management believes that the collection of amounts due from related parties is reasonably assured and accordingly, no provision had been made for these balances.

F - 36

Due to related parties

	June 30,
	2011	2012

Shenhua Information	$2,725,059	$1,544,464
China Techenergy	536,125	401,719
Electric Motor	17,396	16,224
Hollysys Equipment	1,780	1,821
Hollysys Machine	-	45
New Huake	58,203	2

	$3,338,563	$1,964,275

Transactions with related parties

Purchases of goods and services from:

	Year ended June 30,
	2010	2011	2012

Electric Motor	$41,757	$34,085	$31,729
China Techenergy	70,368	-	-
Shenhua Information	4,857,416	2,151,391	41,045
New Huake	493,203	879,111	-

	$5,462,744	$3,064,587	$72,774

Purchase of building from:

	Year ended June 30,
	2010	2011	2012

Shenhua Information	$-	$3,608,675	$-

	$-	$3,608,675	$-

Operating lease expenses paid to:

	Year ended June 30,
	2010	2011	2012

Shenhua Information	$32,069	$-	$-

	$32,069	$-	$-

Sales of goods and integrated solutions to:

	Year ended June 30,
	2010	2011	2012

China Techenergy	$4,189,366	$3,557,125	$3,657,215
Shenhua Information	2,184,844	727,460	1,411,274
Hollysys Machine	-	-	296,523
Electric Motor	11,038	13,478	1,775
Zhejiang Sanxin	8,337	-	-
Hollysys Equipment	1,385	-	-

	$6,394,970	$4,298,063	$5,366,787

F - 37

Operating lease income from:

	Year ended June 30,
	2010	2011	2012

Hollysys Machine	$-	$-	$45,475

	$-	$-	$45,475

The Company sells automation control systems to China Techenergy which is used for non-safety operation control in the nuclear power industry. China Techenergy incorporates the Company’s non-safety automation control systems with their proprietary safety automated control systems to provide an overall automation and control system for nuclear power stations in China. The Company is not a party to the integrated sales contracts executed between China Techenergy and their customers. Intercompany profits and losses are eliminated until realized by the Company or China Techenergy as if the China Techenergy were a consolidated subsidiary.

The Company sells automation control systems to Shenhua Information which is used for operation control in the information automation industry. Shenhua Information incorporates the Company’s automation control systems with their proprietary automated remote control systems to provide an overall automation and control system to its customers. The Company is not a party to the integrated sales contracts executed between Shenhua Information and their customers.

Amounts due from and due to the related parties relating to the above transactions are unsecured, non-interest bearing and repayable on demand.

NOTE 23 - COMMITMENTS AND CONTINGENCIES

The Company leases premises under various operating leases. Rental expenses under operating leases included in the consolidated statements of comprehensive income were $1,002,666, $1,053,907 and $1,570,900 for the years ended June 30, 2010, 2011 and 2012, respectively.

Future minimum lease payments under non-cancelable operating leases with initial terms of one year or more consist of the following:

Year ended June 30,	Minimum lease payments

2013	$920,563
2014	681,270
2015	486,981
2016	322,205
2017	-

Total minimum lease payments	$2,411,019

There was a capital commitment of $13,039,435 as of June 30, 2012, related to phase II of the construction of the Company’s headquarters in Beijing, PRC.

The Company had outstanding performance guarantees of $40,166,821 as of June 30, 2012, with a restricted cash of $5,544,273 pledged to banks.

NOTE 24 - SEGMENT REPORTING

The chief operating decision-makers have been identified as the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of the Company. To better assess the Company’s performance and allocate resources, the chief operating decision-makers revised the management report for their review effective from 2012.

Based on the criteria established by ASC Topic 280, Segment Reporting, the Company has determined that the business segments of the Company consist of (1) industrial automation, (2) rail transportation, and (3) miscellaneous, in accordance with the Company’s organization and internal financial reporting structure. The chief operating decision-makers access the performance of the operating segments based on the measures of revenue, cost and gross profit. Other than the information provided below, the chief operating decision-makers do not use any other measures by segment.

F - 38

Summarized information by segment for the years ended June 30, 2012 is as follows:

	Year ended June 30, 2012
	Industrial Automation	Rail Transportation	Miscellaneous	Consolidated

Revenues from external customers	$190,251,683	$100,946,417	$30,505,832	$321,703,932
Costs of revenue	120,646,668	51,682,038	23,028,476	195,357,182

Gross profit	$69,605,015	$49,264,379	$7,477,356	$126,346,750

	Year ended June 30, 2011
	Industrial Automation	Rail Transportation	Miscellaneous	Consolidated

Revenues from external customers	$142,323,167	$116,492,723	$4,025,996	$262,841,886
Costs of revenue	92,080,943	76,645,781	2,986,446	171,713,170

Gross profit	$50,242,224	$39,846,942	$1,039,550	$91,128,716

	Year ended June 30, 2010
	Industrial Automation	Rail Transportation	Miscellaneous	Consolidated

Revenues from external customers	$106,665,862	$62,444,732	$4,978,602	$174,089,196
Costs of revenue	67,731,823	41,097,636	5,107,915	113,937,374

Gross profit	$38,934,039	$21,347,096	$(129,313)	$60,151,822

The majority of the Company’s revenues and long-lived assets other than goodwill are derived from and located in PRC. The following table sets forth the revenues by geographical area:

	Year ended June 30,
	2010		2011	2012

Revenues:	$
PRC		173,533,701	262,212,528	297,154,293
Non-PRC (including Hong Kong)		555,495	629,358	24,549,639

		$174,089,196	262,841,886	321,703,932

The following table sets forth the long-lived assets other than goodwill by geographical area:

	June 30,
	2011		2012

Long-lived assets other than goodwill:	$		$
PRC		78,314,521		85,990,556
Non-PRC (including Hong Kong)		9,823		1,088,704

		$78,324,344		$87,079,260

F - 39

NOTE 25 - CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Under PRC laws and regulations, the Company's PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans, or advances. The amount restricted was RMB 1,292,468,929 (equivalent to $199,713,970) and RMB 1,292,655,096 (equivalent to $204,375,578) as of June 30, 2011, and 2012, respectively.

The following represents condensed unconsolidated financial information of the parent company only:

CONDENSED BALANCE SHEETS

(In US dollars)

	June 30,
	2011	2012
ASSETS
Current assets:
Amounts due from subsidiaries	$55,146,317	$109,290,207
Prepaid expenses	50,712	71,150
Total current assets	55,197,029	109,361,357

Advance payment for acquisition of a subsidiary	16,856,148	-
Investments in subsidiaries	193,809,983	229,258,171
Total assets	$265,863,160	$338,619,528

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and related expense	$43,984	$39,000
Accrued liabilities	761,519	479,413
Total current liabilities	805,503	518,413

Equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized 54,692,129 and 55,998,917 shares issued and outstanding as of June 30, 2011 and 2012, respectively	54,693	55,999
Additional paid-in capital	167,128,921	178,060,482
Retained earnings	71,048,231	127,270,078
Accumulated other comprehensive income	26,825,812	32,714,556
Total equity	265,057,657	338,101,115

Total liabilities and equity	$265,863,160	$338,619,528

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(In US dollars)

	Year Ended June 30,
	2010	2011	2012

General and administrative expenses	2,289,941	1,962,495	2,805,380
Loss from operations	(2,289,941)	(1,962,495)	(2,805,380)

Equity in profit of subsidiaries	$27,994,479	$43,432,493	$59,027,227
Income before income taxes	25,704,538	41,469,998	56,221,847
Income tax expenses	-	-	-
Net income	25,704,538	41,469,998	56,221,847

Other comprehensive income, net of tax
Foreign currency translation adjustments	(656,488)	9,273,152	5,888,744
Comprehensive income	$25,048,050	$50,743,150	$62,110,591

F - 40

CONDENSED STATEMENTS OF CASH FLOWS

(In US dollars)

	Year ended June 30,
	2010	2011	2012

Net cash used in operating activities, representing net decrease in cash and cash equivalents	$(70,942)	$-	$-

Cash and cash equivalents, beginning of year	$70,942	$-	$-
Cash and cash equivalents, end of year	$-	$-	$-

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investment in subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investment is presented on the balance sheets as “Investment in subsidiaries” and the subsidiaries profit as “Equity in profit of subsidiaries” on the statements of comprehensive income. The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.

F - 41