Form 20-F
period 2013-06-30
Hollysys Automation Technologies, Ltd.
filed 2013-09-27
CIK 1357450

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2013

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report (June 30, 2013): 57,554,824 ordinary shares.

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

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

ANNUAL REPORT ON FORM 20-F

FOR THE FISCAL YEAR ENDED JUNE 30, 2013

USE OF CERTAIN DEFINED TERMS

Except as otherwise indicated by the context, references in this annual report to:

•	“Hollysys” “we,” “us,” or “our,” and the “Company,” are references to the combined business of Hollysys Automation Technologies Ltd., a BVI company, and its consolidated subsidiaries, HI, HAP, Bond, Concord, CSHK, CDME, GTH, Clear Mind, World Hope, Helitong, Beijing Hollysys Group, Hangzhou Hollysys, Hangzhou System, Hollysys A&D, Beijing Hollysys, Hollysys Electronics, Hollycon, Haotong, Xi’an Hollysys and Hollysys Investment;

•	“HI” are references toHollysys International Pte. Limited, a Singapore company;

•	“HAP” are references to Hollysys (Asia Pacific) Pte. Limited, a Singapore company;

•	“Concord” are references to a Singapore Group, including Concord Corporation Pte. Ltd. (“CCPL”), and its subsidiaries Concord Electrical Pte. Ltd. (“CEPL”), Concord Electrical Sdn. Bhd. (“CESB”) and Concord Corporation Pte. Ltd, Dubai Branch (“CCPL Dubai”);

•	“CSHK” are references to Concord Solutions (HK) Limited, a Hong Kong company;

•	“CMDE” are references to Concord M Design and Engineering Company Limited, a Macau company;

•	“Bond” are references to a Southeastern Asia Group, including Bond Corporation Pte. Ltd., a Singapore company (“BCPL”), Bond M&E Pte. Ltd., a Singapore Company (“BMSG”), Bond M&E Sdn. Bhd., a Malaysia company (“BMJB”), and Bond M&E (K.L.) Sdn. Bhd.,a Malaysia company (“BMKL”);

•	“GTH” are references to Gifted Time Holdings Limited, a BVI company;

•	“Clear Mind” are references to Clear Mind Limited, a BVI company;

•	“World Hope” are references to World Hope Enterprises Limited, a Hong Kong company;

•	“Helitong” are references Beijing Helitong Science & Technology Exploration Co., Ltd.;

•	“Beijing Hollysys Group” are references to Beijing Hollysys Group Co., Ltd., formerly named as Beijing Hollysys Science & Technology Co., Ltd;

•	“Hangzhou Hollysys” are references to Hangzhou Hollysys Automation Co., Ltd.;

•	“Hangzhou System” are references to Hangzhou Hollysys System Engineering Co., Ltd.;

•	“Hollysys A&D” are references to Beijing Hollysys Automation & Drive Co., Ltd.;

•	“Beijing Hollysys” are references to Beijing Hollysys Co., Ltd.;

•	“Hollysys Electronics” are references to Beijing Hollysys Electronics Technology Co., Ltd.;

•	“Hollycon” are references to Beijing Hollycon Medicine & Technology. Co., Ltd.;

•	“Haotong” are references to Beijing Haotong Science and Technology Development Co., Ltd.;

•	“WoDeWeiYe” are references to Beijing WoDeWeiye Technology Exploration Co., Ltd.;

•	“Xi’an Hollysys” are references to Xi’an Hollysys Co., Ltd;

•	“Hollysys Investment” are references to Hollysys (Beijing) Investment Co., Ltd.;

•	“RMB,” are references to Renminbi, the legal currency of China; “SGD”, “S$”, are to the Singapore dollar, the legal currency of Singapore; “US dollar,” “$” and “US$” are to the legal currency of the United States; “MYR” is to the Malaysian Ringgit, the legal currency of Malaysia; “AED” is to the United Arab Emirates Dirham, the legal currency of Dubai; and “HKD” is to the Hong Kong dollar, the legal currency of Hong Kong;

•	“BVI” are references to the British Virgin Islands;

•	“China” and “PRC” are references to the People’s Republic of China and references to “Hong Kong” are references to the Hong Kong Special Administrative Region of China;

•	“Exchange Act” are references to the Securities Exchange Act of 1934, as amended; and

•	“Securities Act,” are references to the Securities Act of 1933, as amended.

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

The following table presents selected financial data regarding our business. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5, “Operating and Financial Review and Prospects.” The selected consolidated statement of comprehensive income data for the fiscal years ended June 30, 2011, 2012 and 2013 and the consolidated balance sheet data as of June 30, 2012 and 2013 have been derived from the audited consolidated financial statements of Hollysys that are included in this annual report beginning on page F-1. The selected statement of comprehensive income data for the fiscal years ended June 30, 2009 and 2010, and balance sheet data as of June 30, 2009, 2010 and 2011 have been derived from our audited financial statements that are not included in this annual report.

The audited consolidated financial statements for the years ended June 30, 2011, 2012 and 2013 are prepared and presented in accordance with generally accepted accounting principles in the United States, or US GAAP. The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes of Hollysys contained elsewhere herein. The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

Financial information in this report is reported in United States dollars, the reporting currency of the Company.

	Years Ended June 30,
	2009	2010	2011	2012	2013
Statement of Comprehensive Income Data
Revenue	157,502,067	174,089,196	262,841,886	321,703,932	349,055,002
Operating (loss) income	(5,550,479)	32,547,400	44,690,766	65,438,184	57,702,105
(Loss) income before income taxes	(5,603,121)	35,219,424	47,909,081	66,926,065	60,617,681
Net (loss) income attributable to Hollysys	(13,851,064)	25,704,538	41,469,998	56,221,847	51,994,402
Add: Share-based compensation costs	39,559,026	524,076	551,966	1,139,368	1,599,496
Amortization of acquired intangible assets	-	-	-	-	2,847,773
Acquisition-related consideration fair value adjustments	-	-	-	-	1,163,179
Non-GAAP net income attributable to Hollysys	25,707,962	26,228,614	42,021,964	57,361,215	57,604,850
Weighted average ordinary shares:
Basic	44,950,883	51,243,667	54,564,842	55,659,765	56,167,592
Diluted	44,950,883	51,838,294	54,949,280	55,828,361	56,412,469
Earnings (loss) per share:
Basic	(0.31)	0.50	0.76	1.01	0.93
Diluted	(0.31)	0.50	0.75	1.01	0.92
Non-GAAP earnings per share:
Basic	0.57	0.51	0.77	1.03	1.03
Diluted	0.51	0.51	0.76	1.03	1.02

Balance Sheet Data
Total current assets	283,971,473	301,359,086	362,411,956	437,672,433	546,448,188
Total assets	345,443,522	384,730,251	458,583,944	552,754,975	744,632,926
Total current liabilities	101,121,574	135,917,248	161,038,804	188,828,622	268,452,183
Total liabilities	149,424,388	171,258,661	192,715,669	213,469,996	329,157,931

Net assets	196,019,134	213,471,590	265,868,275	339,284,979	415,474,995
Noncontrolling interests	22,479,241	774,865	810,618	1,183,864	1,746,707
Stockholders’ equity	173,539,893	212,696,725	265,057,657	338,101,115	413,728,288

In evaluating our results, the non-GAAP measures of “Non-GAAP general and administrative expenses (hereafter “Non-GAAP G&A expenses”), “Non-GAAP cost of integrated contracts”, “Non-GAAP other income, net”, “Non-GAAP interest expenses”, “Non-GAAP net income attributable to Hollysys” and “Non-GAAP earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with US GAAP. We believe these non-GAAP measures are useful to investors, as they exclude the 1) share-based compensation expenses, 2) amortization of acquired intangibles and 3) acquisition-related consideration adjustments. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of Hollysys, it has been a common practice for investors and analysts to use such non-GAAP measures to evaluate the Company. Definitions of Non-GAAP Measures are as follows:

1) Share-based compensation expenses, which is calculated based on the number of shares or options granted and the fair value as of the grant date.

2) Amortization of acquired intangibles, which is non-cash expenses relating primarily to acquisitions. At the time of an acquisition, the identifiable definite-lived intangible assets of the acquired company, such as customer relationships and order backlog, are valued and amortized over their estimated lives. Value is also assigned to acquired indefinite-lived intangible assets, which comprise goodwill that are not subject to amortization.

3) Acquisition-related consideration adjustments are accounting adjustments to report contingent consideration liabilities at fair value and cash consideration at present value. These adjustments can be highly variable and are excluded from our assessment of performance because they are considered non-operational in nature and, therefore, are not indicative of current or future performance or ongoing costs of doing business.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

	Years ended June 30,
	2009	2010	2011	2012	2013
Cost of integrated contracts	99,423,487	110,268,475	165,354,157	189,152,826	218,586,778
Less: amortization of acquired intangibles	-	-	-	-	2,847,773
Non-GAAP cost of integrated contracts	99,423,487	110,268,475	165,354,157	189,152,826	215,739,005

G&A expenses	48,981,078	13,914,091	16,671,448	26,025,459	29,647,665
Less: share based compensation costs	39,559,026	524,076	551,966	1,139,368	1,599,496
Non-GAAP G&A expenses	9,422,052	13,390,015	16,119,482	24,886,091	28,048,169

Other income (expense), net	322,713	(215,277)	(208,093)	792,817	879,427
Add: acquisition-related incentive share contingent consideration fair value adjustments	-	-	-	-	854,549
Non-GAAP other income , net	322,713	(215,277)	(208,093)	792,817	1,733,976

Interest expenses	(1,768,561)	(2,220,467)	(2,680,141)	(3,097,754)	(2,169,667)
Add: acquisition-related cash consideration adjustments	-	-	-	-	308,630
Non-GAAP interest expenses	(1,768,561)	(2,220,467)	(2,680,141)	(3,097,754)	(1,861,037)

Net (loss) income attributable to Hollysys	(13,851,064)	25,704,538	41,469,998	56,221,847	51,994,402
Add: share based compensation costs	39,559,026	524,076	551,966	1,139,368	1,599,496
Amortization of acquired intangible assets	-	-	-	-	2,847,773
Acquisition-related consideration adjustments	-	-	-	-	1,163,179
Non-GAAP net income attributable to Hollysys	25,707,962	26,228,614	42,021,964	57,361,215	57,604,850
Weighted average number of ordinary shares outstanding used in computation:	-	-	-	-	-
Basic	44,950,883	51,243,667	54,564,842	55,659,765	56,167,592
Diluted	50,015,536	51,838,294	54,949,280	55,828,361	56,412,469
Non-GAAP earnings per share:
Basic	0.57	0.51	0.77	1.03	1.03
Diluted	0.51	0.51	0.76	1.03	1.02

Exchange Rate Information

A majority of our business is conducted in China. We also operate in Singapore and Malaysia through HAP, Concord, Bond, and several other jurisdictions in Asia and the Middle East. We use US dollars as our reporting currency in our financial statements and in this annual report. For entities whose functional currencies are not US dollars, balance sheet items are translated into US dollars at the rates of exchange as of the balance sheet date; equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year as published by the Federal Reserve Bank of New York and the Federal Reserve Board. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statement of comprehensive income and changes in equity. Transactions and amounts in other parts of this annual report in foreign currencies recorded at the rates of exchange prevailing when the transactions occurred. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, all transactions from Renminbi into US dollars and from US dollars to Renminbi in this annual report on Form 20-F were made at a rate of RMB 6.2806 to $1.00, and all transactions from Singapore dollars into US dollars and from US dollars to Singapore dollars in this annual report on Form 20-F were made at a rate of SGD 1.2463 to $1.00, as set forth by the Federal Reserve Bank of New York. We make no representation that any Renminbi, Singapore dollar, US dollar or other currency amounts could have been, or could be, converted into the other stated currencies at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign-currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On August 30, 2013, the closing buying rate was RMB 6.1193 to $1.00, and SGD 1.2758 to $1.00, as set forth by the Federal Reserve Board.

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

	Exchange Rate between RMB and US$				Exchange Rate between SGD and US$
Period	Period End	Average	Low	High	Period End	Average	Low	High
Calendar year 2008	6.8225	6.9193	7.2946	6.78	1.4377	1.414	1.531	1.3472
Calendar year 2009	6.8259	6.8295	6.847	6.8176	1.4035	1.4543	1.5565	1.3795
Calendar year 2010	6.6	6.4356	6.7861	6.7503	1.2885	1.3629	1.4228	1.2824
Calendar year 2011	6.2939	6.463	6.6364	6.2939	1.2948	1.2565	1.3135	1.2007
Calendar year 2012	6.2301	6.299	6.3879	6.2221	1.2214	1.2492	1.2973	1.2159
January 31, 2013	6.2186	6.2215	6.2303	6.2134	1.2376	1.2282	1.238	1.2203
February 28, 2013	6.2213	6.2323	6.2438	6.2213	1.2369	1.2382	1.2405	1.2355
March 29, 2013	6.2108	6.2154	6.2246	6.2105	1.24	1.2466	1.2518	1.2396
April 30, 2013	6.1647	6.1861	6.2078	6.1647	1.232	1.238	1.2434	1.232
May 31, 2013	6.134	6.1416	6.1665	6.1213	1.2641	1.2486	1.2684	1.2274
June 28, 2013	6.1374	6.1342	6.1488	6.1248	1.2682	1.2595	1.2777	1.2454
July 31, 2013	6.1284	6.1343	6.1408	6.1284	1.2746	1.2681	1.2811	1.2602
August 30, 2013	6.1193	6.1213	6.1302	6.1123	1.2758	1.2724	1.2831	1.2572

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

RISKS RELATED TO OUR BUSINESS

We commit substantial resources to new product and service development and acquisition opportunities in order to stay competitive and grow our business, and we may fail to offset the increased cost of such investment with a sufficient increase in net sales or margins.

The success of our business depends in great measure on our ability to keep pace with, or even lead, changes that occur in our industry and expand our product and service offerings. Traditionally, the automation and control systems business was relatively stable and slow moving. Successive generations of products offered only marginal improvements in terms of functionality and reliability. However, the emergence of computers, computer networks and electronic components as key elements of the systems that we design and build has accelerated the pace of change in our industry. Where there was formerly as much as a decade or more between successive generations of automation systems, the time between generations is now as little as two to three years. Technological advances and the introduction of new products, new designs and new manufacturing techniques by our competitors could adversely affect our business unless we are able to respond with similar advances. To remain competitive, we must continue to incur significant costs in product development, equipment and facilities and to make capital investments and seek complementary acquisitions. These costs may increase, resulting in greater fixed costs and operating expenses than we have incurred to date. As a result, we could be required to expend substantial funds for and commit significant resources to the following:

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

One important aspect of our expansion has been and will be the use of acquisitions, which may include acquiring an operating business or specific assets. Examples of this strategy have been the acquisitions of Concord in 2011 and Bond in 2013. As with any acquisition, we will have to integrate the business with our operations so as to achieve the value of our investment. Accommodating different business cultures, operating systems and product lines, as well as understanding and implementing different regulatory issues, often takes time and can result in unexpected expenses. Acquisitions are not always successful, resulting in unintended expenses and write-downs.

As we expand our business outside of China, we will encounter the increasing need for international certifications and compliance with the regulation of different governments, which if not obtained and complied with may adversely impact our business.

We are expanding our business outside of China, including seeking business opportunities in Hong Kong SAR, Singapore, Malaysia and the Middle East. For our marketing both in China and in other jurisdictions, we seek international certifications and have obtained certificates such as the European Safety Standard Certification Level 4. As we operate in jurisdictions other than China, we will have to comply with local law, some of which relate to various safety and quality requirements for the kinds of products we provide. The failure to have any necessary or beneficial certifications and the failure to comply with local law will have an adverse impact on our marketing and business, and may result in additional costs and expenses.

During our expansion into overseas market, a lack of qualified local engineers and the inability to send enough China’s experienced engineers to overseas could delay our international projects’ execution and lose potential business opportunities.

In our international business expansion to Southeast Asia and the Middle East, we may not be able to find adequate and qualified local engineers to bid and complete sizable rail transportation orders and industrial automation projects, and because of the visa problems, it may not be that easy to send adequate engineers from China to various foreign countries and have them stay there long enough to finish the projects, which could cause adverse impact on our international business expansion.

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

Although we do not have a concentration of business with any customer at this time, as parts of our business has become more dependent on a few significant customers.

We have developed significant customer relationships with the several local subway providers and the railway authorities in respect of the high speed train system in China. We currently also have significant contracts with the MTR Corporation Ltd. of Hong Kong, and SMRT Corporation Ltd. and Thales Solutions Asia Pte. Ltd. of Singapore. We expect that these relationships will continue to grow, and we will win more contracts with them over time. We also are expanding into the business of control systems for conventional and nuclear plants and building retrofitting which may develop into a significant customer base in the future. To the extent that these customer groups or specific customers with a group represent an increasing proportion of our business, we will become more dependent on them for our revenues and business growth. In that case, our cash flows also will become more dependent on those customers’ payment practices and overall public funding policies, including the lengthening of collection times under contracts that have been performed. Therefore, the loss of one or more of these customers or market groups as customers would have a material adverse impact on our revenues and our business operations and development.

We have a backlog of contracts, the execution of the unfinished contracts in the backlog may be lengthened due to various external reasons, and the increase of backlog may not necessarily reflect our business expansion.

To date, our backlog has been a reflection of our ability to sell our products and services and increase our business. This represents an amount of unrealized revenue to be earned from contracts secured by the Company. Backlog, however, can also reflect upon our ability to perform our contracts on a timely basis. Therefore, when evaluating our backlog, analysis should be made as to whether or not it is a reflection of an expanding business, successful marketing and increasing acceptance of our products and services in the marketplace or problems in our contract performance and acceptance.

A lack of adequate engineering resources could cause our business to have diminished profitability and lose potential business prospects.

Among the competitive advantages and key business advantages that we enjoy are the plentiful supply of engineering talent in China and the comparatively lower cost of our engineering staff compared to those of our Western and Japan-based competitors. Recently, however, our costs for these persons has been subject to increased wage pressures due to the economic growth of China and certain inflationary pressures and additional employment related taxation. If the available supply of engineers were to be absorbed by competing demands, or otherwise not as plentiful as we have experienced to date, then the costs of hiring, training and retaining capable engineers would likely increase. If we are unable to pass any additional costs through to our customers, this could result in a reduction in our profitability, and the inability to have qualified and trained persons could adversely affect our business prospects or could even cause a change in our business strategy.

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

We generally do not carry large amounts of insurance, and in the future we may not be able to obtain adequate insurance coverage. The typical practice of the industries with which we are involved is for the customers to obtain insurance to protect their own operational risks. As a practice, we do not carry insurance coverage to protect against the risks related to product failure. It is possible that customers could assert claims against us for any damages caused by a failure in one of our systems, and as a result, the failure of any of our designs, manufacture and installation of our products could result in a liability that would seriously impair our financial condition or even force us out of business.

Our failure to adequately protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

Our business is based on a number of proprietary products and systems, some of which are patented and others of which we protect as trade secrets. We strive to strengthen and differentiate our product portfolio by developing new and innovative products and product improvements. As a result, we believe that the protection of our intellectual property will become increasingly important to our business as the functionality of automation systems increases to meet customer demand and as we try to open new markets for our products.

Currently, we hold 103 PRC utility patents that relate to various product configurations and product components and 128 software copyrights and have 37 pending PRC patent applications. We will continue to rely on a combination of patents, trade secrets, trademarks and copyrights to provide protection in this regard, but this protection may be inadequate.

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

As we are going to sell more of our proprietarily developed products and systems to foreign countries, we may not continue to have the protection of our patents and software copyright in foreign countries for some of our proprietary products, which could negatively impact our competitive position and our business expansion in overseas.

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

RISKS RELATING TO THE INDUSTRY IN WHICH WE OPERATE

The company mainly operates in the industrial and manufacturing automation sectors, the high-speed rail, subway and nuclear power automation sectors; in some industry verticals within the industrial automation sector, we may experience the inconstant growth rate from time to time, which may present variation of business opportunities; the contracts for high-speed rail, subway and nuclear power are substantially larger which may result in a greater dependence on a particular customer or business sector, and could cause significant fluctuations in our revenues.

The principal focus of our business has been to provide Distributed Control Systems, Programmable Logic Controller and related industrial automation and control software and hardware devices to industrial and manufacturing companies. Even though there are enormous opportunities in the industrial automation arena, some industry verticals may experience slower growth or decreased growth that will provide us with fewer opportunities and contract awards from the industry and manufacturing sectors. Both high-speed rail and nuclear power sectors have one or few customers and are closely related to the national development policies, and the contract size for these two sectors is usually much larger, and as a result, there could be severe fluctuation of these sectors’ growth, which may affect our business and revenues.

Although China is committed to expanding its energy production with nuclear power and building a high speed railway network, both these industries have experienced various setbacks due to higher than expected accidents for various reasons. The future growth rate of these two sectors may not be as fast as the market previously expected but on a more sustainable and safer basis, thus we will, likely experience slower annual growth or possibly even a reduction in these sectors’ revenues.

To the extent that our business is more dependent on large contracts and contracts from a few customers, our revenues, cash flow and profits will be influenced by this type of contracting and the timely payment for our products and services.

As we develop our business with the entities responsible for building municipal subway systems and railroads, power plants and larger system contract customers, such as building retrofits, we will be entering into contracts for larger sized projects than in the past, which will be for significantly greater contract value. These contracts will require us to commit greater operating resources to a more limited number of customers and contract fulfillment. Therefore, our revenues, cash flow and profit will become increasingly dependent on our ability to perform these contracts and collect the payments due on a timely basis. Some of the entities ultimately responsible for the funding of infrastructure projects are governmental authorities or ministries, our contract requirements and collections will become subject to these entities being able to adequately budget and have the revenues to timely pay for our products and services. We expect a long collection period in some of our business. To some extent, we may become subject to delays and reductions in scope of project due to changes in the policies, objectives and budgeting of any of the public entities which control the projects on which we are contracting. We will also become increasingly subject to government contract requirements in the performance of contracts that are ultimately the responsibility of public bodies.

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

Many of our competitors have substantially greater resources than we do, allowing them to compete on an advantageous basis.

We operate in a very competitive environment with many major international and domestic companies, such as Honeywell, General Electric, ABB, Siemens, Emerson and Hitachi. Many of our competitors are much better established and more experienced than we are, have substantially greater financial resources, operate in many international markets and are much more diversified than we are. As a result, they are in a strong position to compete effectively with us. These large competitors are also in a better position than we are to weather any extended weaknesses in the market for automation and control systems. Other emerging companies or companies in related industries may also increase their participation in our market, which would add to the competitive pressures that we face.

A decrease in the rate of growth in China’s industrial activity and the Chinese economy in general may lead to a slower growth or decrease in our revenues because industrial companies in China are significant sources of revenues for us.

Industrial companies operating in China are significant sources of revenues for us. Our business benefited in the past from the rapid expansion of China’s industrial activity, which has created additional demand from existing companies and led to the formation of numerous additional companies that have need for our products and services. We have also benefited from the infrastructure projects of the different governmental authorities of China, such as power production and transportation systems. China’s industrial and infrastructure expansion has been fueled in large measure by international demand for the low-cost goods that China is able to produce due to labor advantages and other comparative advantages, such as governmental subsidies to offset research and development expenses and taxes and reduced land use/facilities costs for targeted industries. The Chinese economy may not be able to sustain this rate of growth in the future and any reduction in the rate of China’s industrial growth or a shrinking of China’s industrial base could adversely affect our revenues.  We may also be impacted as major infrastructure projects are completed. The resulting increase in competition for customers might also cause erosion of profit margins that we have been able to achieve historically.

Our efforts to operate in the international automation market may not prove successful, and we may expend capital resources without achieving value and needlessly divert management’s time and attention from our principal market.

We are penetrating international markets, emphasizing Southeast Asia and the Middle East with the objective of diversifying our products, clients and places of operations and growing our overall business.  Our expansion is likely to use substantial resources, including substantial amounts of capital and equity and deploy meaningful amounts of management time and attention. Our products and our overall approach to the automation and controls system business may not be accepted in other markets to the extent needed to make that effort profitable. In addition, the additional demands on our management from these activities may detract from our efforts in the domestic Chinese market and market of surrounding countries, causing the operating results in our principal markets to be adversely affected.

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

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the Company’s internal controls over financial reporting in their annual reports and the independent registered public accounting firm auditing a company’s financial statements to attest to and report on the operating effectiveness of such company’s internal controls. No material weakness has been identified as of June 30, 2013. In the event we identify material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements.

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

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

The SEC has brought administrative proceedings against five accounting firms in China recently, alleging that they refused to hand over documents to the SEC for ongoing investigations into certain other China-based companies. We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC is one of the five accounting firms named in the SEC’s proceedings and we may be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms. If the SEC prevails in the proceedings, our independent auditors and other four accounting firms in China that were named in the proceedings may be barred from practicing before the SEC and hence unable to continue to be the auditors for China-based companies like ourselves. If none of the China-based auditors are able to continue to be auditors for China-based companies listed in the U.S., we will not be able to meet the reporting requirements under the Exchange Act, which may ultimately result in our deregistration from the SEC and delisting from NASDAQ.

RISKS RELATED TO DOING BUSINESS IN CHINA

A significant portion of our operating assets are located in China and a substantial portion of our revenue will be derived from our operations in China so our business, results of operations and prospects are subject to the economic, political and legal policies, developments and conditions in China.

Because a substantial portion of our business is conducted in China, despite the significant operations in other Southeast Asian and Middle Eastern jurisdictions, the PRC’s economic, political and social conditions, as well as government policies, will influence our business. The PRC economy differs from the economies of most developed countries in many respects. China’s GDP has grown consistently since 1978 (National Bureau of Statistics of China). However, we cannot assure you that such growth will be sustained in the future. If, in the future, China’s economy experiences a downturn or grows at a slower rate than expected, there may be less demand for spending in certain industries. A decrease in demand for spending in certain industries could impair our ability to remain profitable. The PRC’s economic growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be hindered by PRC government control over capital investments or changes in tax regulations.

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

The PRC economy is experiencing general inflationary pressures due to a number of factors which overall will affect Hollysys. If we are unable to increase the value of our contracts commensurate with increases in our operating expenses, we will experience a reduction in our profit margins. If we raise our contract prices, we may not win the kind and amount of contracts that will permit us to operate profitably and grow our business.

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

The value of our securities will be indirectly affected by the foreign exchange rate between US dollars and RMB and between those currencies and other currencies in which our sales may be denominated. Because a large portion of our earnings and cash assets are denominated in RMB, Singapore Dollar and Malaysian Ringgit, and our financial results are reported in US dollars, fluctuations in the exchange rate between the US dollar and the RMB will affect our balance sheet and our earnings per share as stated in US dollars. In addition, appreciation or depreciation in the value of the RMB relative to the US dollar would affect our financial results reported in US dollar terms without giving effect to any underlying change in our business or results of operations.  Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into US dollars as well as earnings from, and the value of, any US dollar-denominated investments we make in the future. Since July 2005, the RMB has no longer been pegged to the US dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the US dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

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

Legal regulations may limit our ability to make dividend payments to our shareholders.

We are a holding company in the British Virgin Islands, or the BVI. We generally rely on our subsidiaries to provide us with cash flow and to meet our other obligations. For PRC subsidiaries, relevant PRC laws and regulations permit payment of dividends by a PRC subsidiary only from accumulated distributable profits, if any, determined in accordance with PRC accounting standards and regulations, and only after setting aside at least 10% of its current year profits (up to an aggregate amount equal to half of its registered capital). The PRC tax authorities may initiate changes in determining income of our PRC subsidiaries that would further limit their ability to pay dividends and make other distributions to us. It is therefore possible that our PRC subsidiaries will not have any distributable profit to pay us, even if they are profitable under U.S. GAAP.

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

Based on the articles of association and the Companies Act in Singapore and Malaysia, no dividend shall be payable except out of the profits of the companies. There is no limit to the number of dividend payable as long as there are sufficient profits. There is no withholding tax imposed on a Singapore and Malaysia company paying dividends to a company located outside of Singapore and Malaysia upon remittance.

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

A substantial portion of our operations are conducted in China and much of our revenues are generated from sales to businesses operating in China. Although the Chinese economy has grown significantly in recent years, such growth may not continue. Currently, some sectors of the economy are experiencing a slowdown in business activity and the construction of high-speed rail in China is delayed, the economic slowdown is having a negative impact on the middle-end and low-end of the industrial automation market in China. We do not know how sensitive we might be to a slowdown in general economic growth or other adverse changes in Chinese economy which may affect demand for our products and services. A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in China may materially reduce the demand for our products and services and, in turn, reduce our results of operations.

The implementation of PRC employment law is likely to result in increased labor costs in China, which may affect our business and profitability.

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

We believe that we are not considered a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our tax year ended June 30, 2013. However, each year we must make a separate determination as to whether we are a PFIC. We cannot assure you that we will not be a PFIC for our tax year ending June 30, 2014 or any following tax year. If a non-U.S. corporation either (i) has at least 75% of its gross income is passive income for a tax year or (ii) has at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a tax year) attributable to assets that produce or are held for the production of passive income, then the non-U.S. corporation will be deemed a PFIC. The market value of our assets may be determined to a large extent by the market price of our ordinary shares. If we are treated as a PFIC for any tax year during which U.S. shareholders hold ordinary shares, certain adverse United States federal income tax consequences could apply to such U.S. holders.

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

We were established under the laws of the BVI on February 6, 2006, as HLS Systems International, Ltd., in order to merge with Chardan, a Delaware special purpose acquisition company, originally established on March 10, 2005, with the primary purpose of effecting a business combination with an unidentified operating business that has its primary operating facilities located in China, in any city or province north of Yangtze River. On September 20, 2007, we acquired all of the issued and outstanding ordinary shares of GTH, a BVI company. On August 1, 2008, Hollysys got listed on NASDAQ Global Market. On July 17, 2009, we changed our name to Hollysys Automation Technologies Ltd. to more accurately reflect our core value of leveraging proprietary technologies to provide state-of-the-art automation and control solutions for our clients.

On July 1, 2011, we purchased 100% of Concord Electrical Pte. Ltd., Concord Electrical Sdn. Bhd. incorporated in Malaysia, and Concord Corporation Pte. Ltd. Dubai Branch. The consideration was a combination of cash and stock, with a total value of approximately $42.9 million which, consisted of:

1)	SGD 41.5 million cash (approximately $33,789,285), which was paid in two equal installments of SGD 20.75 million each in May 2011 and July 2011, respectively; and
2)	1,006,788 ordinary shares of Hollysys, with a market value of approximately $9,121,499 as of July 1, 2011, the closing date, which were issued to the seller on September 2, 2011.

Concord provides electric solutions with end-to-end design, engraving, engineering, procurement, project management, construction and commissioning, and maintenance, active in the rail industry in Singapore, UAE and Saudi Kingdom and the building retrofit market in Singapore. Through the acquisition, the Company seeks to expand the existing distribution and marketing channels to cross sell the Company’s existing product lines in rail and industrial segments to fast growing South-East Asia and the Middle East markets. The operating results of Concord are included in our consolidated financial statements effective from July 1, 2011.

On April 1, 2013, we purchased 100% of the equity of Bond for a purchase price of approximately US$73 million, payable 50% in cash and 50% in ordinary shares of Hollysys. The stock will be issued to the Bond shareholders in three installments over three years, 60% of which are incentive shares and will be based on certain performance targets for calendar years 2013 and 2014. Additional ordinary shares, as a premium on performance, will be issuable to the Bond shareholders, if Bond outperforms the established targets, but the premium will not exceed 15% of the total incentive shares in any case. The operating results of Bond have been included in our consolidated financial statements effective from April 1, 2013. Bond provides complete mechanical and electrical solutions with end to end capabilities in design, engineering, procurement, project management, construction and commissioning, and maintenance to a wide array of industries, including factories, data centers, banks, hospitals, airports, power stations, gas and instrumentation plants, hotels, commercial centers, residential buildings and infrastructure works. We seek to take advantage of Bond’s strong presence and brand name in Southeast Asia and to strengthen our Southeast Asian business.

B.	Business Overview

We are a leading provider of automation and control technologies and products in China and increasingly in Southeast Asia and the Middle East that enable our diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, we have approximately 3,813 employees with a nationwide China presence in over 60 cities and with subsidiaries and offices in Southeast Asia and the Middle East. We serve over approximately 5,000 customers in the industrial, railway, subway, nuclear power, building retrofit and mechanical and electronic industries in China, Southeast Asia, and Middle East. Our proprietary technologies are applied through our industrial automation solution suite, including the DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear power non-safety automation and control system HolliAs-NMS and other products.

We historically focused our efforts on the area of DCS, which are networks of controllers, sensors, actuators and other devices that can be programmed to control outputs based on input conditions and/or algorithms, which are mainly used to control continuous manufacturing processes. Our DCS have been widely used in the industries involving continuous flow of material handling, such as power generation, petro-chemical, chemical, cement manufacturing, paper mills, and waste water recycling. We have also entered the PLC market, which is mainly used in discreet control applied to a wide array of industries. PLCs are usually integrated together into machines providing control at the machinery level. With more of our proprietary products introduced into the market and the behavioral change of customers’ purchasing practice, we gradually changed our market and sales positioning from a single DCS/PLC product provider, to a total solution provider encompassing third-party hardware-centric products such as instrumentation and actuators, our proprietary DCS/PLC products, and valued-added software packages such as AMS (Asset Management System), MES (Manufacturing Execution System), APC (Advanced Process Control), OTS Simulation (Operator Training System),and others. The safety system SIS (Safety Instrumentation System), certified under European safety standards and newly introduced to the market in July 2012 will further round out our proprietary product suite in the industrial automation segment.

We have branched out from the industrial automation domain into the subway and surface rail businesses, leveraging on our core competency and strong research and development capabilities, and have already established a leading position in the high-speed rail signaling market and subway SCADA (Surveillance Control and Data Acquisition) market. We also command a position in China’s nuclear power automation and control market as the only proven local automation and control product provider to the non-safety control for both nuclear island and conventional island of nuclear power reactors in nuclear power stations. Through our joint venture with China General Nuclear Power Corporation, China Techenergy Co., Ltd., we have access to all the nuclear reactors being contracted to our joint venture partner, which is currently holding roughly 60% of China’s nuclear market share. Through Concord, we are able to provide end-to-end complete electrification related services in rail, power, semi-conductor, pharmaceutical, petrochemical and other industrial sectors.  With the recent purchase of Bond, we are expanding and deepening our ability to offer mechanical and electrical solutions in design, engineering, procurement, project management, construction and commissioning, and maintenance to a wide range of industries, such as manufacturing, banks, hospitals, airports, power plants, commercial centers, hotels, and infrastructure works. The Bond acquisition is also deepening our capacities in Southeast Asia, complementing our business presence established through Concord. We believe that our present leadership position in the high-growth segments is attributable to our vision, execution, and strong research and development capabilities.

We have a substantial reputation in the PRC domestic industrial automation industry for our comprehensive capabilities and have focused on the development of this market. We sell our products and services to, or carry out engineering projects for, national or multi-provincial companies with subsidiaries located across 30 provinces in China. To date, we have served more than 5, 000 industrial enterprise customers including state-owned enterprises, multinational corporations and local private companies and have undertaken over 18,000 projects. We believe that the quality of our systems is unsurpassed by local Chinese competitors and is comparable to high-end foreign suppliers of DCS and the history of our projects supports that view. For example, after three years of review and analysis, BASF, a large multi-national company, has designated us as a potential qualified DCS vendor for the company, a distinction shared with large multinationals such as ABB and Emerson.

Internationally, we have a strong presence through Concord and Bond in Southeast Asia and increasingly in the Middle East and in Hong Kong SAR. During the past several years we have achieved a number of significant contract wins, including (i) contracts with MTR Corporation of Hong Kong SAR to provide a complete suite of high-speed rail signaling systems to Guangzhou-Shenzen-Hong Kong Express Rail Hong Kong Section; (ii) a contract with Sendan International Co., Ltd. to provide electrical, instrumentation and control installation works for the Rabigh Power Plant II in Rabigh, Saudi Arabia, which is powered by natural gas and oil; (iii) a contract with SMRT Trains Ltd. in Singapore to provide design, electrification and installation for station renovations on North-South and East-West lines and a contract with Thales Solutions Asia Pte. Ltd. to provide design, installation, testing and commission for replacing the existing signaling systems for the North-South and East-West lines and install new signaling systems for the Tuas West Extension line in Singapore. Our international stature will be enhanced by our obtaining international certifications such as the European Safety Standard Certification Level 4, which relates to our proprietary subway signaling systems.

Our revenue increased from approximately $174.1 million in fiscal year 2010, to approximately $349.1 million in fiscal year 2013, representing a compounded annual growth rate (CAGR) of approximately 26.1% for the past three years. During the same period, our non-GAAP net income attributable to Hollysys increased by a CAGR of approximately 30.0% from $26.2 million in fiscal year 2010 to $57.6 million in fiscal year 2013. These significant increases reflect our success in exploring new business areas and our increasing market penetration. We continually seek to broaden our market reach by introducing new products and improving our profit margin through new business areas such as railway control systems and nuclear power plant control, while exploring international market to fulfill our mission of sustainable and high growth.

Strategy

Our goal for Hollysys is to become one of the world's well-known automation and control technology and product providers. To meet this goal we plan to enhance the core competencies that have made us a leading domestic automation and control technology and application provider in China, the only Chinese company qualified to design and manufacture non-safety control systems of nuclear power stations, and a leader in the industrial automation and in the high-speed rail and subway sectors. The principal elements of our core business strategies are as follows:

•	To further establish our leadership position as a dominant automation and control technology and application provider across all the addressable market segments– We seek to be a potential industry consolidator in China and Southeast Asia to become a leading provider of industrial automation and control technology applications for clients in various industries, by presenting ourselves as a total solution provider. We seek to further penetrate the high-speed rail and subway business with more proprietary products to enhance our leading position and market share. Since the majority of our customers operate in a wide range of industries, we stand to be a prime beneficiary of China’s and increasingly Southeast Asia’s, drive for environment protection, clean energy, lower carbon emission, national economic development, and rising labor costs in the Asia region. Our combination of patented technologies, strong research and development capabilities, ability to leverage strategic alliances and acquisitions to enter and penetrate new market segments, and a comprehensive understanding of the Chinese and Southeast markets should allow us to capitalize on these growth opportunities.

•	To continuously enhance our leadership position in technology – We have long been recognized as a pioneer in the development of industrial automation and control technology and applications in China. We are continuously seeking ways to improve our existing product lines while being committed to the development of new applications, platforms, and products. In order to maintain our leadership in technology, we have devoted significant resources to the research and development that is undertaken by a group of trained and skilled engineers. In July 2012, we released 5th generation DCS named HOLLiAS-K, which is superior to the performance of the 4th generation in terms of reliability, flexibility, and ease of use. Hollysys has applied its years of experiences in nuclear DCS into the design of HOLLiAS-K. Flexible architectures of P-to-P (Peer to Peer), C/S (Client/Server), or hybrid system can be selected according to the project scale. Industry specific software solutions are designed for better customization leveraging our deep industry knowhow and expertise. Further advantages such as vertical mounting, modular connection, and tilted I/O design make the engineering and wiring more effective and deliver the customers faster and more stable field installation. Also in July 2012, we developed China’s first proprietary Safety Instrumented System, named HiaGuard-SIS, and passed Safety Integrity Level 3 certification in compliance with the most stringent European standards. HiaGuard-SIS is a critical safety protection system comprising sensors, logic solvers and actuators for the purposes of taking a process to a safe state when normal predetermined set points are exceeded, or safe operating conditions are violated. The SIS developed by Hollysys is applicable to ESD (Emergency Shutdown System), PSD (Process Shutdown System), FGS (Fire and Gas Systems), BMS (Burner Management System), and ETS (Emergency Trip System). Besides, we are continuously devoting resources to research and development on our addressable market related technologies and products, and international market, including subway signaling system, industrial automation motion control, machinery control products and technologies to complement our existing product portfolio.

•	To actively explore and prepare for international market expansion– Management is pursuing a strategy for Hollysys to have meaningful revenue generated from the international market and to become one of the prominent and well-known automation and control players in the world. We made significant progress in this business objective through the acquisitions of the Concord Group and Bond, both of which are headquartered in Singapore, by which we obtained a well-established distribution channel and customer/partner bases to cross-sell our products in the rail and industrial automation segments and building automation and retrofit segments, and seasoned management teams to form the core of our international team. We have also increased our mechanical and engineering solution capabilities and are expanding to be able to serve a wider array of industries. Because the China Railway Corporation employs its own administrative admission system to allow or disallow use of products and entry of system providers to supply the China’s national rail industry, our high-speed rail signaling products that are currently deployed in China’s high-speed rail lines have not needed and do not have European safety standard certification, which is a prerequisite for the rail market outside of China. To satisfy international requirements, we have redesigned the whole set of our high-speed rail signaling systems, based wholly on our own proprietary technologies, and passed European Safety Standards SIL 4 certification (Safety Integrity Level 4).

The high-speed rail signaling system includes the onboard ATP (automatic train protection) system that is used to protect the train from travelling at excessive speeds, the ground based TCC (train control center) for ground safety control of trains, and other auxiliary interfacing products. Based on our own technologies, we are able to customize our system platforms to meet every level of requirements from conventional rail signaling systems to the most state-of-the-art, high-speed rail applications, not only for the Chinese market but also for the international market.

We currently have proprietary ATP (Automatic Train Protection), TCC (Train Control Center), LEU (Line-Side Electronic Unit), BTM (Balise Transmission Module), TSRS (Temporary Speed Restriction Server), HVC (Hollysys Vital Computer) and Interlocking system certified according to international standards and have passed the Safety Integrity Level 4 (SIL4) certification for the high-speed rail sector. In the subway sector, the proprietary ATS (Automatic Train Supervision) and CBI (Computer Based Interlocking) passed SIL2 and SIL4 certification respectively in 2011. And in early 2013, we finished the development and certified ZC (Zone Controller), LEU (Line-side Electronic Unit) and Balise for subway signaling system according to SIL4 requirements. The certification of ATO (Automatic Train Operation), and ATP (Automatic Train Protection) for subway signaling system will be finished by the end of this calendar year.

Products and Services

As a leading provider of automation and control technology and applications in China, and increasingly in Southeast Asia, we provide our customers with our standard and customized products and corresponding services based on each client’s specific requirements.  We are committed to providing reliable, advanced and cost-effective solutions to help customers optimize their processes to achieve higher quality, greater reliability and better productivity and profitability.

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

Nuclear Automation and Control: As the only proven domestic automation control systems provider to the nuclear power industry in China, we provide our HOLLiAS NMS product to China’s nuclear power industry. In a nuclear power station, the nuclear island operates to transform nuclear energy to heat energy, and pass on the steam generated by the steam generator to the conventional island, where steam drives the turbine to generate the electricity, and pass on to the transformer for loading onto the grid. Our HOLLiAS NMS proprietary control systems are now used for non-safety operation control. The know-how was accumulated from our industrial DCS applications in high-end, conventional energy power plants, with much more sophisticated software and hardware specifications, and more stringent production and quality assurance process. Our nuclear joint venture with China General Nuclear Power Corporation, China Techenergy Co., Ltd., has already successfully completed developing its proprietary safety nuclear power automation and control system and has started to commercialize such technology. Specifically, in April 2013, we successfully applied our proprietary HOLLiAS-N Distributed Control System to Unit 1 of Ningde Nuclear Power Plant. Our HOLLiAS-N DCS is China’s first domestic proprietary 1GW DCS system application in nuclear power plants. It is one of the high-end DCS products we developed for 1GW level nuclear power plant. HOLLiAS-N DCS has successfully passed a series of rigorous tests before the commercial operation of Unit 1 of Ningde NPP and it met all the parameters and delivered outstanding performance. In June 2013, Unit 1 of Hongyanhe Nuclear Power station started its commercial operation, of which Hollysys provided the proprietary HOLLiAS-N Distributed Control System.

Subway Automation: We have provided our SCADA system to China’s subway market for many years, including the Beijing Subway, Guangzhou Metro, Shenzhen Metro, and Dalian Metro. SCADA is an open software platform to enable integrated and unified monitoring of all necessary sub-systems of the subway, including the Power Supervisory Control and Data Acquisition System, Building Automatic System, Fire Alarm System, Platform Screen Door System, Access Control System, Closed Circuit Television, Passenger Information System, Passenger Train Information System, and Alarm System. Given the exponential growth in China’s subway market and the continued growth expected for the decades to come, Hollysys is developing its proprietary Subway Signaling System, based on its strong research and development capability and technical know-how of signaling application accumulated from high-speed rail. Currently the development and certification according to the European safety standards are basically finished. The current subway signaling market is predominantly occupied by multi-national corporations, such as Siemens, Alstom.

Overseas: We have successfully provided our industrial automation products to overseas countries mainly in South and Southeast Asia, and are supplying the entire high-speed rail signaling system to Shenzhen-Hong Kong high-speed rail line for the Hong Kong MTR, which marked our breakthrough to the international high-speed rail signaling market. We further established a stronger foot hold in Southeast Asia through two acquisitions of Concord and Bond in 2011 and 2013 respectively. Both of them provide design, engineering, procurement, project management, construction and commissioning, and maintenance related services, Concord operates mainly in the rail and subway industries in Singapore, UAE and Saudi Kingdom, and Bond focuses on factories, data centers, banks, hospitals, airports, power stations, gas and instrumentation plants, hotels, commercial centers, residential buildings and infrastructure works in Malaysia. Through the acquisitions, the Company seeks to expand the existing distribution and marketing channels to cross sell the Company’s existing product lines in rail and industrial segments to the fast growing South-East Asia and the Middle East markets.

Project Implementation. We establish a project group for each potential customer, which has a team of systems engineers and managers to provide total integrated solutions to our customers to meet their specific requirements. Each project group is staffed with a dedicated team of sales engineers, technical engineers and project management professionals. The sales engineers and technical engineers work together to offer the best customized solutions as a result of their understanding of the customer’s detailed requirements through on-site studies. The technical engineers are responsible for hardware assembly, software configuration, testing and installation, commissioning and trial operation, and start-up and training; while the project management professionals oversee budgetary matters, coordinate the work force, ensure adequacy of resources and monitor progress and quality to ensure the timely completion of each project.  Our integrated solutions projects involve one or more of the following activities:

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

Markets

Industrial Automation and Control Market

According to the ARC Advisory Group, or ARC, an industry research group, the DCS market in Asia, as measured by revenue, exceeded US$4,592.6 million in 2009 and will grow at a compounded annual growth rate of approximately 7.7% through 2014; the PLC market in Asia, which exceeded US$2,550.0 million in 2009, will grow at a compounded annual growth rate of approximately 8.0% through 2014; and the DCS and PLC market in Asia, as measured by revenue, will exceed US$6,654.2 million and US$3,742.5 million by 2014, respectively.

The industrial automation and control industry is a healthily growing market with huge potential. China is facing a shortage of labor and increased labor cost because of demographic change. To solve this problem and improve manufacturing efficiency, manufacturers begin to adopt or consider adopting automation and control technologies and devices to replace labor and more scientifically manage the whole manufacturing process. China is undergoing industrial upgrading, and as a result automation and control technologies innovation and application will play an important role in that process. Besides, the consciousness and trend for environmental protection and waste material emission treatment and recycling will bring the demand for automation and control technology applications as well.

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

We believe China’s industrial automation growth rate will continue to be significant. We see China is enjoying a healthy growth rate given its relative current lower penetration rate and the rising cost of labor. The client base includes large state-owned enterprises, multi-national companies, and other domestic companies. Our main competitors in this field are global players such as ABB, Siemens, and Emerson, as well as Supcon from China. We believe that the Hollysys brand recognition and market reputation and our strong research and development capabilities will enable us to enter and penetrate high-margin market segments currently dominated by foreign companies, and will ensure our revenue from this industrial market to grow at a rate continuously exceeding the industry average.

High-Speed Rail and Subway Market

Another important end-market for Hollysys is the high-speed rail market in China, where we command a leading position in providing high-speed rail signaling systems to ensure the safety of passenger train movement. High-speed rail development is still in its early stage in China. The previous Ministry of Railways of China developed a national high-speed rail signaling technological standard, the China Train Control System, or the CTCS. Under the CTCS, the standard governing the 200-250km/hour speed category is called C2, while C3 governs the 300-350km/hour category. These standards are different from the international standards propounded by European organizations or Japan.

According to China’s 12th Five Year Plan and the recent industry estimate, China is planning to have 16,000 to 18,000 kilometers of high-speed railway lines in operation by the end of 2015. China’s high-speed rail network will consist of artery lines and inter-city lines. The artery lines are “the Four Horizontals and the Four Verticals” referring to their positions on the map of China. The Four Vertical lines include the Beijing-Guangzhou line, Beijing–Shanghai line, Harbin-Dalian-Shenyang-Beijing line, and Shanghai-Hangzhou-Shenzhen line. The Four Horizontal lines include the Lanzhou-Xian-Zhengzhou-Lianyungang line, Shanghai-Wuhan-Chongqing-Chengdu line, Hangzhou-Changsha-Kunming line, and Taiyuan-Shijiazhuang-Qingdao line. The inter-city high-speed lines are mainly planned for economically well-developed regions with high densities of population, such as Zhu Jiang River Delta (Guangzhou-Shenzhen region), Yangtze River Delta (Shanghai-Hangzhou region), and Beijing-Tianjin-Tangshan region. As one of the three high-speed rail signaling products providers in the C2 category in China, and one of the only two high-speed rail signaling products providers to the C3 segment, we believe that Hollysys is well positioned to benefit from this unprecedented, world leading high-speed railway build-out.

We also provide our proprietary software platform and solutions of SCADA to the subway market. China’s subway market is expected to receive significant government investment due to urbanization and environmental concerns. It is estimated China is going to have 3,000 km to 3,200 km of subway lines by 2015 and approximately 6,100 km of subway lines by 2020. Leveraging on our know-how from high-speed surface rail signaling technology and our well-recognized brand name, we are almost finished the development of our proprietary subway signaling system, and are preparing for bidding in both China and abroad. We believe it will present a better value positioning to our subway customers by bundling our proprietary subway SCADA system with our proprietary signaling system, in this way we are also expecting our market share and gross margin expansion in this business sector.

Nuclear Market

We are well-positioned to benefit from China’s nuclear power development. At present, China’s nuclear power sector is relatively under developed, with the vast majority of power generated by coal-fired power plants. There are currently 17 nuclear reactors in operation, providing approximately 14.77 GW of power, in comparison to the total electricity-generating capacity in China of approximately 1185.00 GW. This represents approximately 1.3 % of the total installed gross capacity of power generation. In terms of electricity generated watt per hour, China has 2.0% electricity generated from nuclear power, lagging far behind the world average of 15%, with France being the highest with 70% of its power generated from nuclear power plants.

Driven by clean energy initiatives and China’s commitment of reducing its carbon emission by 45% per GDP unit by 2020, China’s installed nuclear power generating capacity is expected to reach 70GW-80 GW by 2020. Typically, one nuclear reactor generates 1GW electricity. During the year 2005, we formed a joint venture, China Techenergy Co., Ltd., with China’s leading nuclear station operator, China General Nuclear Power Corporation, to provide its proprietary non-safety automation and control products to the nuclear stations constructed by China General Nuclear Power Corporation. We believe this strategic alliance positions us to be the dominant nuclear automation system provider in China. China General Nuclear Power Corporation currently has approximately 60% of China’s nuclear market share.

Southeast Asia and Middle East

Hollysys is penetrating to international market with primary focus in Singapore, Malaysia, Indonesia, India and the Middle East, all of which are largely developing areas. The strong growth of infrastructure and increased demand for automation technologies will benefit us in these areas. According to the “Distributed Control Systems Worldwide Outlook – Market Analysis and Forecast through 2014” and “Programmable Logic Controller Worldwide Outlook including PLC-based PACs - Market Analysis and Forecast through 2014” by ARC Advisory Group, the DCS market in Asia will increase from US$5,750.0 million to US$6,654.2 million from 2012 to 2014; the PLC market in Asia will increase from US$3,237.2 million to US$3,742.5 million from 2012 to 2014; the DCS market in EMEA will increase from US$5,890.9 million to US$6,283.8 million from 2012 to 2014; the PLC market in EMEA will increase from US$4,035.2 million to US$4,540.8 million from 2012 to 2014.

Due to the demand for convenient transportation for large populations in high density areas, there are several subway lines in construction in Hong Kong and Southeast Asia, including Hong Kong Shatin to Central Link, South Island Line East, Kwun Tong Line Extension and West Island Line in Hong Kong, and Thomson Line (TSL) in Singapore and MRT Line No. 2 in Kuala Lumpur, Malaysia. Besides, the reconstruction of subway signaling systems will be a huge opportunity, like the North-South and East-West lines which Hollysys has participated in the signaling reconstruction in Singapore. As more and more subway signaling systems in developed countries approach its over mature period, it will offer continuous opportunities for Hollysys to be the replacement and upgrading provider.

Hollysys is accelerating its international market penetration by the two highly complementary acquisitions of Concord and Bond accomplished in 2011 and 2013, respectively. Bond provides complete mechanical and electrical solutions to a wide array of industries, including factories, data centers, power stations, gas and instrumentation plants, hotels, and commercial centers in Malaysia and Singapore. With Bond’s local resources and sales channels combing Hollysys’ proprietary industrial automation products and systems, Hollysys is well positioned for tackling the South and Southeast Asia industrial automation market. Concord is a major player in the rail transportation signaling field in Southeast Asia and in the Middle East. Concord has cooperated with Thales, GE and Siemens several times for subcontracting the installation and engineering works and accumulated expertise and customers’ recognition. With Concord’s assistance, we successfully signed the contract with Hong Kong MTR Corporation to supply the entire high-speed rail signaling system to Shenzhen-Hong Kong Express Rail valued at US$63.15 million in March 2012. With our proprietary subway signaling system that is coming to the market in the near future, we believe that we will make additional progress in the rail transportation field together with the Concord team in the Southeast Asia and Middle Eastern markets.

Integrated Contracts

The main channel through which we get our automation system business is the procurement bidding process. Customers seeking bids propose their requirements and specifications in legal bidding documents and those companies that are interested in obtaining these contracts make a bid in written form. If we win the bid, we finalize an integrated contract. We derive over 90% of our total consolidated revenues from the integrated contracts that we win through the bid process. In addition, we have a revenue stream through the sale of spare parts and component products to customers for maintenance and replacement purposes after the completion of the integrated solution contract, which tends to provide a recurring revenue stream, even though this revenue does not have to be in the form of multiple-year contracts.

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

Because of the nature of customized integrated contracts, a customer does not have the right to return the products that we deliver, so long as such products conform and perform to the customer’s specification. Prior to delivering our products to a customer’s site, we perform an internal test to ensure that the automation system works as intended. After installing the products on a customer’s site, any problems are solved during trial runs. Once the testing requirements have been satisfied, a customer will sign and date a customer acceptance document, which marks the beginning of the warranty period. Due to the nature of this process, many companies in the automation systems business generally do not carry product liability insurance.

The size of an integrated contract is determined by a customer’s needs in terms of the amount of equipment needed and the complexity of the integrated solution. The size of an integrated contract drives the revenues generated by the contract. Because certain contracts will require working periods longer than one year, the best way to measure the contract revenue realized is to use the percentage-of-completion method. Ultimately, our revenue stream will be driven by the average price of an integrated contract and how many integrated contracts have started in each reporting period.

Our backlog of contracts presents the amount of unrealized revenue to be earned from the contracts that we have won. Accordingly, any increase or decrease in new contracts won by us, or any change of scheduled delivery dates will have a future impact on our future revenue streams. In the event of a delay in the delivery schedule, then the time of inspection, installation, trial run and customer acceptance will be delayed accordingly, all of which will affect our revenue recognition. If the delay of delivering the specified automation systems was a result of our inability to deliver the system on a timely basis, then we will be held responsible for this delay, in accordance with the terms specified in the respective integrated contracts.

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

In the PRC high-speed rail business, as the China Railway Corporation employs an administrative admission system and China has established its national rail technology standard, the China Train Control Standard (CTCS), we believe that competition from multi-national companies will decrease. Currently, Hollysys is one of only three entities granted admission to supply signaling products to China’s 200-250km/h segment of the high-speed rail market. The other two are the China Rail Signal & Communication Corp. (CRSC) and the China Academy of Railway Science. Hollysys is one of the only two permitted signaling product providers to China’s 300-350km/h segment of the high-speed rail market. The other provider is CRSC. In the subway business and the SCADA market, we mainly compete with Nanjing Automation Research Institute (NARI). In nuclear automation segment, we mainly compete with multi-national corporations such as Siemens, Areva, and Invensys.

In the Southeast Asian and Middle Eastern markets, our principal competitors for industrial automation are the multinational corporations such as ABB, Siemens, Emerson and Honeywell, and local competitors such as Bintai Kinden Corporation Berhad, PJI Holding Berhad, LFE Corporation Berhad. The major competitors in the international rail and subway signaling markets are Bombardier and Alston, and local competitors including Kurihara, Sanyo, Bintai KDK and Gammon Construction.

When compared to our competitors, apart from satisfying certain local based criteria, we believe that our key competitive edge is the provision of better value for money to our customers with the following distinctive attributes:

•	Emphasis on Engineering. Engineers are a critical element of effective design of both hardware and software components of automation equipment and systems. For western companies, they are also a very costly element of the process. Even the largest western companies face constraints in the size of their engineering staff due to the high salaries and attendant costs. One of our competitive advantages is the lower cost of engineers in China relative to those in the Western nations. Applying high levels of engineering effort to each product enables us to provide a solution that is tailored not only to the industry in which the customer operates, but also to the customer’s specific needs. That custom solution is provided at a cost that is typically lower than the generic products of our competitors.

•	Industry Process Knowledge. We devote substantial time and effort to understand our customers and their business. This knowledge helps to ensure that the systems we design will provide the optimum in benefits for our customers. We maintain this information in an extensive “library” of industry process information that we utilize to speed up the system design process and to maximize the quality of the result, while at the same time minimizing costs. As a result, we were able to take into account the widely varying degrees of sophistication and resources that our customers possess. The result of this strategy is to broaden our potential customer base and to consistently deliver products that are of value to these customers.

•	Integration Services. Western automation system companies are principally system platform suppliers and the role of integrating the systems into the customer’s overall management information system is generally left to independent firms. While such firms are widespread in western countries, China and other emerging market countries do not have a large number of systems integration companies to perform this work, as these companies have been historically unprofitable in China. We have bridged this gap by providing a vertically integrated solution to our customers that includes the integration of our hardware into the customers’ overall manufacturing and information systems. This combination of the two aspects of system design and installation take further advantage of an lower cost of engineering services and provides another benefit, as the design and integration teams can work together to produce the best result more quickly and efficiently, again lowering costs.

•	Core Technologies. Although we deliver tailored systems, our systems are based on basic modules of automation technology that are common across a broad array of industries and applications. Using these modules as a starting point, development of an industry and customer-specific product is both more efficient and produces a better result than starting from scratch each time. That means, with our labor cost advantages, we can provide a highly customized automation product at a very favorable cost.

•	Use of Engineering Sales Personnel. The use of trained engineers in product and system design is complemented by the use of engineers in the sales process as well. With engineers included in the sales process, we provide the ability to understand from the beginning the needs of the customer and how to address their issues and the ability to convey that information to the team that will ultimately develop the system to be installed.

•	Providing service for the Broad Array of Chinese Customers’ Capabilities. China’s rapid growth and industrialization distinguish it from other manufacturing nations in some ways. There are many “established” Chinese companies that operate in facilities that are decades old, many companies that operate in new or recently upgraded facilities, and the largest number that fall somewhere in between. We understand, to a greater extent than our western competitors, the full range of needs and capabilities that Chinese customers possess, and we have designed our business to meet them. As a result, we are able to offer even the most basic control systems solution while also providing the most sophisticated systems available to applications that meet the rigorous requirement of the highly complex and demanding nuclear power industry.

•	Pace of Product Development. Another way that we keep ahead of our competitors is by our pace of development. HOLLiAS-K is the 5th generation of Distributed Control System developed by us and released to the market in the second half of 2012. In 1995, we developed China’s first proprietary DCS to the market as our first generation system. During the past 15 years, we continuously moved ahead of the market and developed leading technologies, including China’s first proprietary large scale PLC in 2005, the earliest and till now the only domestic approved and applied nuclear power automation and control system HOLLiAS-NMS, China’s earliest subway SCADA and high-speed rail signaling system. We believe we have the capability to identify high-growth markets and quickly develop and deliver the most advanced technologies, while leveraging our strong R&D and innovative capabilities. We believe that our competitors are frequently hampered by institutional factors that slow the product development process, and as a result, their products cannot incorporate the latest advances in electronics.

Manufacturing

We design and manufacture the hardware of our products in Beijing and Hangzhou facilities, and in rare cases we outsource the production depending on special circumstances and delivery requirements. The core part of the hardware of our products is the printed circuit board. We manufacture the printed circuit boards in our SMT (Surface Mounting Technology) lines and plug-in mounting lines, and assemble them into various types of modules and then form the modules into the final products. The raw materials which we procure mainly include bare printed circuit boards from vendors based on our requirements and design considerations, and electronic components, chips, cabinets and cables among other factors. Our products are subjected to rigorous testing in our facilities prior to shipment.

Several subsidiaries of the Company, including Beijing Hollysys, Hangzhou Hollysys, Hollysys A&D, and Hollysys Electronics, have passed several or all of the GB/T 19001/ISO 9001 international quality management system certification, GB/T 24001/ISO 14001 environmental management system certification, and GB/T 28001 occupational health and safety management system certification.

The GB/T 19001/ISO 9001 international quality management system certificate is valid for production, and technical service of industrial automatic control system equipment. The other two certificates are valid for production, technical service and related management activities of industrial automatic control system equipment.

Seasonality

Like many other companies operating in China and Southeast Asia, our businesses tends to be slower in the March quarter due to the Chinese New Year and tends to be stronger in the December quarter because the budgeting practice is based on calendar year adopted by government agencies and most private enterprises.

Regulation

PRC. We operate a significant portion of our business in China under a legal regime that consists, at the national level, of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its leadership, including: the Ministry of Agriculture and its local authorities; the Ministry of Commerce and its local authorities; SAFE and its local authorities; the State Administration of Industry and Commence and its local authorities; and the State Administration of Taxation, and the Local Taxation Bureau.  The following sets forth a summary of significant regulations or requirements that affect our business activities in China and our shareholders’ right to receive dividends and other distributions from us.

•	Foreign Currency Regulations. We are subject to the PRC’s foreign currency regulations. The PRC government has control over RMB reserves through, among other things, direct regulation of the conversion of RMB into other foreign currencies. Although foreign currencies which are required for “current account” transactions can be bought freely at authorized Chinese banks, the proper procedural requirements prescribed by Chinese law must be met. At the same time, Chinese companies are also required to sell their foreign exchange earnings to authorized Chinese banks and the purchase of foreign currencies for capital account transactions still requires prior approval of the Chinese government.

•	Taxation. The EIT Law, as further clarified by the Implementation Rules of the EIT Law and the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the EIT Law, applies a unified enterprise income tax, or EIT, rate at 25% to both FIEs and domestic invested enterprises. The EIT rate applicable to the enterprises established before March 16, 2007 those were eligible for preferential tax rate according to the effective tax laws and regulations will gradually transition to the uniform 25% EIT rate by January 1, 2013. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “High and New Technology Enterprises strongly supported by the state,” (“HNTE”) subject to certain general factors described therein. “Administrative Measures for Assessment of High-New Tech Enterprises,” or Measures, and “Catalogue of High/New Tech Domains Strongly Supported by the State,” or Catalogue (2008), jointly issued by the Ministry of Science and Technology and the Ministry of Finance and State Administration of Taxation set forth general guidelines regarding criteria as well as application procedures for qualification as a HNTE under the New EIT Law. Both Beijing Hollysys and Hangzhou Hollysys have met the qualifications for the HNTE designation, effective from January 1, 2011 to December 31, 2013, and are accordingly subject to a reduced national enterprise income tax of 15% for the effective period. In 2014, the Company will seek to reapply the qualifications of HNTE for the following 3 years from January 1, 2014 to December 31, 2016.

•	Dividend Distribution. Under PRC law, FIEs in China, including Hangzhou Hollysys, may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting principles. In addition, FIEs in China are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year for their general reserves until the accumulative amount of such reserves reaches 50% of registered capital. These reserves are not distributable as loans, advances or cash dividends. The board of directors of a FIE has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, and expansion (development) funds, which, once allocated, may not be distributed to equity owners except in the event of liquidation. In addition, under the new EIT Law, effective as of January 2008, dividends from our PRC subsidiaries to us are subject to a withholding tax of 10%.

The foregoing summary does not purport to be complete and is qualified by reference to the relevant provisions of applicable law in the jurisdictions in which we operate. We believe that we are currently in compliance with all applicable laws and regulations relating to our business.

Southeast Asia. The kinds of currency regulation, taxation regimes and dividend restrictions imposed in China are not replicated in Singapore, Malaysia, and other Southeast Asian markets in which we operate. Generally these markets are free-trade based economies, with no direct or indirect currency and similar operational barriers.

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

Our marketing team engages in a variety of marketing activities, including:

•	publishing internal research reports and customer newsletters;

•	conducting seminars and conferences;

•	conducting ongoing public relations programs; and

•	creating and placing advertisements

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

As of June 30, 2013, we employed 836 direct sales personnel through our subsidiaries in China, Southeast Asia, and the Middle East. The sales staffs were assigned to three business areas: industrial automation, rail transportation and overseas sales. Sales activities for industrial automation are widely distributed across China in over 60 cities; the rail transportation sales activities are mainly centralized at our Beijing headquarters; and for overseas regions, sales activities are mainly developed and guided from our offices in Southeast Asia and the Middle East.

C.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report. We are a holding company with no operations of our own. We conduct our operations in China mainly through our Chinese operating companies, Beijing Hollysys, Hangzhou Hollysys and Hollysys A&D, and conduct our operations in southeast Asia and the Middle East mainly through Concord and Bond.

36

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

Location	Approximate Sq. Meters
Beijing	120,000
Hangzhou	25,000
Singapore	1,200
Malaysia	3,000

The manufacturing facilities at the Beijing and Hangzhou locations are used for the system integration production, including hardware testing instruments, auxiliary material processing, packaging and shipping, and for self-made product integration production, including inspection and testing. The Company is constructing phase II of the Yizhuang facility in Beijing.

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

We derive our revenue mainly from three operating segments, industrial automation, railway transportation and mechanical and electrical solution. Approximately 94% of our total consolidated revenues derived from integrated contracts we have won through the bid process. An additional source of revenue, although small in percentage terms, is the sale of spare parts and component products to customers for maintenance and replacement purposes after the completion of the integrated solution contract. Spare part and component sales are not part of the integrated solutions contracts.

The purpose of an integrated solutions contract is to furnish an automation system that provides the customer with a total solution for the automation or process control requirement being addressed. The automation system and total solution we offer, consisting of hardware, software and services, is customized to meet the customer’s particular needs and technical specifications. None of the hardware, software and services has independent functionality, and therefore, are not sold separately to customers. The following table sets forth the information regarding the contracts we won during the last three fiscal years and backlog at the dates indicated:

	Years Ended June 30,
	2011	2012	2013
Number of new contracts won during the year	2,401	3,046	3,281
Total amount of new contracts (million)	$331.0	$430.2	$481.5
Average price per contract	$137,841	$141,225	$146,742

	Years Ended June 30,
Backlog Situation:	2011	2012	2013
Contracts newly entered and unfinished (million)	$146.9	$242.4	$290.1
Contracts entered in the prior year and unfinished (million)	$149.5	$147.5	$198.6
Total amount of backlog (million)	$296.4	$389.7	$488.7

As indicated above, both the amount of new contracts won and the amount of backlog have been increasing steadily during the past three years. Generally, the backlog represents increasing sales and increasing size of contracts which take more time to perform. The significant growth clearly validates our dedicated industry expert, total solution and sales network expansion strategies. Our established brand recognition, strong track record of customization, quality and service, efficient R&D and implementation together with customer-orientated flexibility give us a significant competitive advantage over domestic and international competitors. We made substantial progress in our strategy of international market expansion through our acquired companies – Concord and Bond. Concord has been actively working on international bids and projects in the rail and industrial automation sectors. The acquisition of Concord provided a synergy with the rest of the Company, successfully combining our proprietary technology and Concord’s international resources. The recently completed acquisition of Bond in April 2013 will be a strong complement to our overseas expansion in the industrial automation field of Southeast Asia. And the same synergy will be realized combining their established local sales channels and our proprietary technology.

As a growing company, we have achieved significant progress in the past three years. Our total consolidated revenues for the fiscal year ended June 30, 2013 was approximately $349.1 million, compared to approximately $321.7 million for the prior fiscal year, representing an increase of 8.5%, followed by a growth of 22.4% from approximately $262.8 million in fiscal 2011.

Recent Developments

In order to enhance our international presence, we acquired Bond for a total purchase price of approximately US$73 million. On April 1, 2013, Bond became a subsidiary of the Company and its operation results are included in our consolidated financial statements effective from April 1, 2013. Bond provides complete mechanical and electrical solutions with end to end capabilities in design, engineering, procurement, project management, construction and commissioning, and maintenance to a wide array of industries, including factories, data centers, banks, hospitals, airports, power stations, gas and instrumentation plants, hotels, commercial centers, residential buildings and infrastructure works. We wish to take advantage of Bond’s strong presence, brand name, and experienced professional team in Southeast Asia to cross sell our proprietary products through their channels and expand our business internationally.

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

Key Factors Affecting Our Growth, Operating Results and Financial Condition

Our future growth, operating results and financial condition will be affected by a number of factors including:

•	The ability in developing and acquiring new products and systems in order to improve competitiveness, which can increase both sales revenue and margins. The success of our business depends in great measure on our ability to keep pace with or even lead changes that occur in our industry.

•	The success in expanding our business in targeted emerging markets and overseas markets, which may require us to overcome domestic competition and trade barriers.

•	Our ability to retain our existing customers and to obtain additional business opportunities. Since we do not have long-term purchase commitments from customers, our customers can shift to other competitors for future projects. It is important to maintain our customer base in order to sustain and expand our business.

•	The success of our business also depends on securing a steady stream of new customers. In order for our business to continue to succeed and grow, it is vital to secure contracts with new customers on a regular basis.

•	The ability to secure adequate engineering resources and relatively low cost engineering staff can increase our profitability and potential business prospects. One of the competitive advantages that we enjoy is the access to lower cost engineering staff as compared to those of our Western and Japan-based competitors. The plentiful supply of affordable engineering talent in China is a key element of our overall business strategy.

•	Further improvement in product design and maintaining high standard of quality control, which can reduce or avoid product defects. Any product defects will result in additional costs and cause damage to our business reputation.

•	The ability to secure and protect our intellectual property rights is critical, as our business is based on a number of proprietary products and systems, and we strive to strengthen and differentiate our product portfolio by developing new and innovative products and product improvements.

•	The success in penetrating into the railway, conventional and nuclear power market sectors can develop revenue streams and improve margins. In addition to the traditional industrial automation business, our plan for future growth includes an increasing emphasis on rail control systems, power generation control systems and mechanical and electrical solutions both in China and internationally.

•	The ability to obtain greater financial resources to match or even exceed our major competitors, in order to compete effectively with them, and to weather any extended weaknesses in the automation and control market.

•	The continued growth in the Chinese and Southeast Asia industry in general. This continued growth will create more business opportunities for us, because industrial companies in Asia are our principal source of revenues.

•	The ability to maintain key personnel and senior management, who will have significant impact and contribution to our future business. The ability to attract and retain additional qualified management, technical, sales and marketing personnel will be vital.

•	The continuation of the preferential tax treatment and subsidies currently available to our PRC subsidiaries will be critical to our future operating results. If governmental subsidies were reduced or eliminated, our after-tax income would be adversely affected.

•	The continued appreciation in RMB against US dollars will result in future translation gain as most of our assets are denominated in RMB. In addition, some of our raw materials, components and major equipment are imported from overseas. In the event that the RMB appreciate against other foreign currencies, our costs will decrease and it will increase our profitability.

Critical Accounting Policies

Business combinations

The Company accounts for its business combinations using the purchase method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”). The purchase method accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent consideration and all contractual contingencies as of the acquisition date. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total cost of the acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statements of comprehensive income.

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

The acquisition of Bond in the current year is accounted for in accordance with ASC 805. The acquisition resulted in a new segment namely “Mechanical and Electrical Solution” for the year ended June 30, 2013.

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

In accordance with ASC 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts (“ASC 605-35”) recognition is based on an estimate of the income earned to date, less income recognized in earlier periods. Revisions in the estimated total costs of integrated contracts are made in the period in which the circumstances requiring the revision become known. Provisions, if any, are made for anticipated losses on the uncompleted contracts.

The Company reviews and updates the estimated total costs of integrated solution contracts at least semi-annually. The Company accounts for revisions to contract revenue and estimated total costs of integrated solution contracts, including the impact due to approved change orders, in the period in which the facts that cause the revision become known as changes in estimates. Unapproved change orders are considered claims. Claims are recognized only when it has been awarded by customers. Excluding the impact of change orders, if the estimated total costs of integrated solution contracts, which are revised during the year ended June 30, 2013, had been used as a basis of recognition of contract revenue since the contract commencement, net income, basic net income per share, and diluted net income per share for the year ended June 30, 2013 would have decreased by $11.3 million, $0.20 and $0.20. Revisions to estimated total costs for the year ended June 30, 2013 were made in the ordinary course of business.

The Company combines a group of contracts as one project if they are closely related and are, in substance, parts of a single project with an overall profit margin. Whereas, the Company segments a contract into several projects, when they are of different business substance, for example, with different business negotiation, solutions, implementation plans and margins.

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

Costs incurred for a specific anticipated contract are included in inventory when the recoverability is evaluated to be probable. Costs included in inventory in anticipation of a contract are included in contract costs upon the receipt of the anticipated contract.

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

Accounts receivable and costs and estimated earnings in excess of billings

Performance of the integrated contracts often will extend over long periods and the Company’s right to receive payments depends on its performance in accordance with the contractual agreements. Billings are rendered based on agreed milestones included in the contracts with customers. There are different milestones amount the contracts the Company has won. In general, there are four milestones: 1) project commencement, 2) system manufacturing and delivery, 3) installation, trial-run and customer acceptance, and 4) expiration of the warranty period. The amounts to be billed when each of the specified milestones is reached are specified in the contracts. All contracts have the first milestone, but not all contracts have a prepayment. Each interval of two continuous billings under an integrated contract varies depending on the duration of the contract (under certain contracts, the interval of two continuous billings is longer than one year) and the last billing to be issued for an integrated solution contract is at the end of a warranty period. For Concord and Bond, billing claims are rendered subject to the approval and certification by the customers or their designated consultants. Payments are made to Concord or Bond based on the certified billings accordingly to the payment terms as mutually agreed between the customers and Concord or Bond. The retained amounts are payable to Concord or Bond upon satisfaction of certain quality criteria or at the end of the warranty period. The retained amounts for the three years ended June 30, 2011, 2012 and 2013 are nil, $2.1 million and $6.5 million, respectively. Prepayments received are recorded as deferred revenue. The deferred revenue will be recognized as revenue under the percentage of completion method along with the progress of a contract. If no prepayment is received by the Company, revenue will be recognized through cost and estimated earnings in excess of billings.

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

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. The Company’s goodwill outstanding at June 30, 2013 was related to the acquisition of Concord and Bond. In accordance with ASC 350, Intangibles, Goodwill and Other (“ASC 350”), goodwill is not amortized, but rather is tested for impairment at least annually or more frequently if there are indicators of impairment present.

Goodwill is tested for impairment on June 30 in each year. The Company adopted ASU No. 2011- 08, Testing Goodwill for Impairment, pursuant to which the Company performs a qualitative assessment to determine if it is more likely than not that the fair value of each identified reporting unit is less than its carrying amount. If this is the case, the Company is not required to calculate the fair value of its reporting unit(s) and perform the two-step impairment test. However, if the Company concludes otherwise, the first step of the two-step impairment test is performed by comparing the carrying value of its reporting unit to its fair value. If the carrying value of the reporting unit is greater than its fair value, the second step is performed, where the implied fair value of goodwill is compared to its carrying value. The Company recognizes an impairment charge for the amount by which the carrying amount of goodwill exceeds its implied fair value.

There was no impairment loss for the periods presented.

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

The impairment loss on long-lived assets for each of the years ended June 30, 2011, 2012 and 2013 were $23,711, nil, and nil respectively, included in the general and administrative expenses, which represented impairment loss on property, plant and equipment.

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

The Company adopted ASC 740, Income Taxes (“ASC 740”), which clarifies the accounting and disclosure for uncertainty in income taxes. Interests and penalties arising from underpayment of income taxes shall be computed in accordance with the related tax laws. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interests and penalties recognized in accordance with ASC 740 are classified in the financial statements as a component of income tax expense. In accordance with the provisions of ASC 740, the Company recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company’s estimated liability for unrecognized tax positions which is included in the accrued liabilities is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Company’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Company’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Share-based compensation

The Company accounts for share-based compensation in accordance with ASC 718, Compensation-Stock Compensation (“ASC 718”). The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award. The compensation cost for each vesting tranche in an award subject to performance vesting is recognized ratably from the service inception date to the vesting date for each tranche. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent period if actual forfeitures differ from initial estimates.

Fair value measurements

The Company has adopted ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. It does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. It establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable inputs, which may be used to measure fair value and include the following:

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

Recent Accounting Pronouncements

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which adds new disclosure requirements for items reclassified out of accumulated other comprehensive income (“AOCI”). The standard does not amend any existing requirement for reporting net income or other comprehensive income (“OCI”) in the financial statements. However, it requires an entity to provide information about the amounts reclassified out of AOCI by component. The objective of this ASU is to help entities improve the transparency of changes in OCI and items reclassified out of AOCI in their financial statements. The standard is effective for annual reporting periods beginning after December 15, 2012 and should be applied prospectively. Early adoption is permitted. The Company will adopt ASU 2013-02 on July 1, 2013 and does not expect the adoption of this standard to have a material effect on its consolidated financial statements.

In March 2013, the FASB issued ASU 2013-05, Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, which specifies that the entire amount of cumulative translation adjustments should be released into earnings when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and when the sale or transfer results in the complete or substantially complete liquidation of the investment in the foreign entity. The objective of ASU 2013-05 is to resolve the diversity in practice as it relates to the release of the cumulative translation adjustment into net income upon de recognition of a subsidiary or group of assets within a foreign entity. The standard is effective for annual reporting periods beginning after December 15, 2013, and interim periods therein. The standard should be applied prospectively to derecognize events occurring after the effective date. Early adoption is permitted. The Company will adopt ASU 2013-02 on July 1, 2014 and does not expect the adoption of this standard to have a material effect on its consolidated financial statements.

In July 2013, the FASB issued ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax loss, or a Tax Credit Carryforward Exists, which specifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, with certain exceptions. The objective of this ASU is to eliminate diversity in practice. The standard is effective for annual reporting periods beginning after December 15, 2013 and interim periods within. The standard should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Company will adopt ASU 2013-11 on July 1, 2014 and does not expect the adoption of this standard to have a material effect on its consolidated financial statements.

Financial Position

The following are some financial highlights for the fiscal year ended June 30, 2013:

•	Total assets increased by approximately $191.8 million, from approximately $552.8 million as of June 30, 2012, to approximately $744.6 million as of June 30, 2013. The increase was mainly due to an increase of approximately $40.0 million in accounts receivable, $38.2 million in goodwill, and $28.6 million in costs and estimated earnings in excess of billing.

•	Cash and cash equivalents increased by $15.9 million, from approximately $96.3 million as of June 30, 2012, to approximately $112.2 million as of June 30, 2013. The increase was mainly due to the Company generating $30.7 million in cash from operating activities.

•	Accounts receivable at June 30, 2013, were approximately $176.6 million, an increase of approximately $40.0 million, or 29.3%, compared to approximately $136.6 million at June 30, 2012. The increase was mainly due to our increased revenues and days sales outstanding.

•	Cost and estimated earnings in excess of billings as of June 30, 2013, were approximately $143.8 million compared to approximately $115.2 million as of June 30, 2012, representing an increase of approximately $28.6 million, or 24.8%. The increase was mainly attributable to the increase in total revenues and days sales outstanding.

•	Inventory increased by approximately $7.4 million, from approximately $26.7 million as of June 30, 2012, to approximately $34.1 million as of June 30, 2013. The increase was mainly due to an increase of approximately $9.1 million in work in progress and a decrease of approximately $2.0 million in raw materials.

•	Property, plant and equipment and prepaid land leases increased by approximately $21.7 million, from approximately $70.4 million as of June 30, 2012, to approximately $92.1 million as of June 30, 2013. The increase was mainly due to phase II of the Yizhuang facility construction and the acquisition of Bond.

•	Assets held for sale were residential apartments acquired through the acquisition of Bond.

•	Investments in equity investees increased by approximately $3.0 million, from 13.1 million as of June 30, 2012, to approximately $16.1 million as of June 30, 2013. The increase was mainly due to the share of net gains the Company picked up from equity investees.

•

Goodwill increased by approximately $38.2 million, from $27.6 million as of June 30, 2012, to approximately $65.8 million as of June 30, 2013. The increase was mainly due to the newly acquired company Bond Corporation Pte. Ltd. and its subsidiaries (“Bond”). Goodwill is recorded at fair value and not amortized over estimated useful life, but is reviewed for impairment at least annually or more frequently if impairment indicators arise.

•	Total liabilities at June 30, 2013, were approximately $329.2 million, increasing by approximately $115.7 million, or 54.2%, compared to approximately $213.5 million at June 30, 2012. The increase in liabilities was mainly due to an increase of approximately $41.7 million in acquisition-related payments, an increase of approximately $32.3 million in accounts payable, an increase of approximately $7.8 million in deferred revenue and an increase of approximately $8.3 million in short-term bank loans.

•	Short-term bank loans increased by approximately $8.3 million, from approximately nil at June 30, 2012, to $8.3 million at June 30, 2013, mainly due increased financing activities with banks during fiscal 2013.

•	Accounts payable increased by approximately $32.3 million, or 41.0% from approximately $78.8 million at June 30, 2012, to $111.1 million at June 30, 2013, mainly due to better payment policies obtained from the suppliers.

•	Deferred revenue increased by approximately $7.8 million, or 13.1%, from approximately $59.3 million at June 30, 2012, to approximately $67.1 million at June 30, 2013, mainly due to advances received related to our railway contracts we signed during fiscal 2013.

•	Based on the Company’s historical operating results and order backlog, the Company believes that it is more than likely that the deferred tax assets would be realized.

A.	Operating Results

Comparison of Fiscal Years Ended June 30, 2013 and 2012

Revenues: For the fiscal year ended June 30, 2013, total revenues amounted to approximately $349.1 million, an increase of approximately $27.4 million, compared to approximately $321.7 million for the prior fiscal year, representing an increase of 8.5%.

Integrated contract revenue accounted for approximately $328.6 million of total revenues, an increase of approximately $23.6 million, or 7.7%, compared to approximately $305.0 million for the prior fiscal year. The increase in integrated revenues was mainly attributable to an increase of approximately $15.2 million in industrial automation projects, an increase of approximately $34.2 million in mechanical and electrical solution business, which was generated by Concord group and the newly acquired Bond group, decrease of $19.0 million and $6.8 million in rail transportation and miscellaneous.

Approximately $20.5 million of total revenues related to product revenue, an increase of approximately $3.8 million, or 22.8%, compared to approximately $16.7 million in product revenue for the prior year. Product revenue depends on overall demand for the Company’s spare parts for customers’ maintenance and replacement purposes.

The Company’s total revenue by segment was as follows:

	Fiscal year ended June 30,
	2013		2012
	Amount	% to Total Revenue	Amount	% to Total Revenue
Industrial Automation	$211.7	60.7%	$190.3	59.1%
Rail Transportation	82.3	23.6%	100.9	31.4%
Mechanical and Electrical Solution	36.2	10.4%	2.0	0.6%
Miscellaneous	18.9	5.3%	28.5	8.9%
Total	$349.1	100.0%	$321.7	100.0%

Revenue Backlog: An important measure of the stability and growth of the Company’s business is the size of its backlog, which represents the total amount of unrecognized revenue associated with existing contracts. Our backlog as of June 30, 2013, amounted to approximately $488.7 million, representing an increase of approximately $98.9 million, or 25.4%, compared to approximately $389.8 million as of June 30, 2012.

Of the total backlog as of June 30, 2013, the unrecognized revenue associated with new contracts signed in the fiscal 2013 period was approximately $290.1 million and the amount brought forward from prior periods was approximately $198.6 million. The total backlog as of June 30, 2012 comprised of approximately $242.4 million from new contracts signed in fiscal year 2012, and approximately $147.5 million from contracts carried forward from prior year.

Cost of revenues: Cost of revenues can be divided into cost of integrated contracts and cost of products sold, in line with the categories of revenues. For the fiscal year ended June 30, 2013, the total cost of revenues amounted to approximately $225.4 million, an increase of approximately $30.0 million, or 15.4%, compared to approximately $195.4 million for the prior fiscal year. The increase was due to an approximate $29.4 million increase in the cost of integrated contracts.

The cost of integrated contract revenue consists primarily of three components: cost of equipment and materials, labor costs and other manufacturing expenses such as detecting expense, technology service fee and so on incurred from designing, building and delivering customized automation solutions to customers. The total cost of integrated contracts was approximately $218.6 million for the fiscal year ended June 30, 2013, compared to approximately $189.2 million for the prior fiscal year, representing an increase of approximately $29.4 million, or 15.6%.  The increase was primarily due to an increase of approximately $17.5 million in labor cost because of the higher labor cost of Concord, an increase of approximately $8.4 million in cost of equipment and materials, and an increase of approximately $3.5 million in manufacturing expenses. Of the total cost of integrated contract revenue, labor cost accounted for approximately $43.3 million for the fiscal 2013 period, compared to approximately $25.8 million for the prior fiscal year; cost of equipment and materials accounted for approximately $143.7 million, compared to approximately $135.3 million for the prior fiscal year; and other manufacturing expenses accounted for approximately $31.6 million, compared to approximately $28.1 million for the prior fiscal year. Of the total integrated contract revenue, labor cost accounted for 13.2% for the 2013 period, compared to 8.5% for the prior fiscal year; cost of equipment and materials accounted for 43.7%, compared to 44.4% for the prior fiscal year; and other manufacturing expenses accounted for 9.6%, compared to 9.2% for the prior fiscal year. The cost components of integrated contracts were determined and varied according to requirements of different customers.

Sales of products represent sales of spare parts (either company manufactured or purchased from outside vendors) to customers for maintenance and replacement purposes. The products purchased from outside vendors have different functions and capabilities from our self-made products. We decide whether or not to purchase from outside vendors or make the necessary products ourselves, based on the needs and preferences of different customers and efficiency considerations. Therefore, as a percentage of the cost of products sold, the self-made products and outsourced products have varied significantly from time to time. The cost of products sold for the fiscal year ended June 30, 2013 was approximately $6.8 million, an increase of approximately $0.6 million, compared to approximately $6.2 million for the prior fiscal year.

Gross margin: For the fiscal year ended June 30, 2013, as a percentage of total revenues, the overall gross margin was 35.4%, compared to 39.3% for the prior fiscal year. The gross margin for integrated contracts was 33.5% for the year ended June 30, 2013, compared to 38.0% for the prior year. The decrease in gross margin for integrated contracts was due mainly to our different sales mix during the fiscal 2013 period. The gross margin for products sold was 66.8% for the fiscal year ended June 30, 2013, compared to 62.9% for the prior fiscal year.

Selling expenses: Selling expenses mainly consist of compensation, traveling and administrative expenses related to marketing and sales and promotion activities of the Company’s marketing departments. Selling expenses were approximately $26.8 million for the fiscal year ended June 30, 2013, a slight decrease of 3.1%, or approximately $0.8 million, compared to approximately $27.6 million for the prior fiscal year. As a percentage of total revenues, selling expenses accounted for 7.7% and 8.6% for the fiscal year ended June 30, 2013 and 2012, respectively. The Company has established guidelines to monitor and evaluate sales performance for its products to customers in different industries and regions to control selling expenses.

General and administrative expenses: General and administrative expenses mainly include compensation, traveling and other administrative expenses of non-sales-related departments, such as the planning and finance department, information systems department and human resources department. General and administrative expenses amounted to approximately $29.6 million for the fiscal year ended June 30, 2013, representing an increase of approximately $3.6 million, or 13.8%, compared to approximately $26.0 million for the prior fiscal year, mainly due to an increase of approximately $1.4 million contributed by the newly acquired subsidiaries; and an increase of approximately $1.9 million in allowance for doubtful accounts. As a percentage of total revenues, G&A expenses were 8.5% and 8.1% for the fiscal years ended June 30, 2013 and 2012, respectively.

Research and development expenses: Research and development expenses comprise mostly employee compensation, materials consumed and experiment expenses for specific new product research and development, and any expenses incurred for basic research on advanced technologies. For the fiscal year ended June 30, 2013, research and development expenses were approximately $32.5 million, compared to approximately $25.6 million for the prior fiscal year. The approximate $6.9 million, or 27.2%, increase was mainly due to increased research and development activities during the 2013 period. As a percentage of total revenues, research and development expenses were 9.3% and 7.9% for the fiscal years ended June 30, 2013 and 2012, respectively.

VAT refunds and government subsidies: The state tax bureaus in Beijing and Hangzhou provide financial subsidies out of the value added tax they collect in order to encourage the research and development efforts of certain enterprises. Some of our Beijing and Hangzhou subsidiaries received such refunds. All VAT refunds, that have no further conditions to be met, are recognized in the statements of comprehensive income when cash or approval from the tax bureaus is received. For the fiscal year ended June 30, 2013, VAT refunds were approximately $18.1 million, compared to approximately $15.0 million for the prior fiscal year, increasing by approximately $3.1 million, or 20.6%. As a percentage of total revenues, VAT refunds were 5.2% and 4.7% for the fiscal years ended June 30, 2013 and 2012, respectively.

The local governments in Beijing, Hangzhou and Xi’an also provide financial subsidies to encourage development of certain enterprises. Some of our subsidiaries received such subsidies. For the government subsidies that have no further conditions to be met, the amounts are recognized in the statements of comprehensive income when received; for the amounts with certain operating conditions, the government subsidies are recorded as liabilities when received and will be released to income when the conditions are met. Gross subsidy income received from the government amounted to approximately $4.9 million and $3.3 million for the fiscal years ended June 30, 2013 and 2012, respectively, an increase of approximately $1.6 million, or 48.1%.

Income from operations: Income from operations decreased by approximately $7.7 million, from approximately $65.4 million for the fiscal year ended June 30, 2012 to approximately $57.7 million for the fiscal year ended June 30, 2013.  The decrease in income from operations was primarily due to the decrease in gross profit and margins.

Dividend income from cost investees: Dividend income increased by approximately $0.8 million for the fiscal year ended June 30, 2013, from nil for the fiscal year ended June 30, 2012. All of the dividend income was received from Heilongjiang Ruixing Technology Co., Ltd., a cost method investee of the Company.

Interest expenses, net: For the year ended June 30, 2013, net interest expense decreased by approximately $2.3 million, or 167.3%, from approximately $1.4 million for the prior year, to interest income approximately $0.9 million for the current period. As a percentage of total revenue, net interest expense accounted for 0.3% and negative 0.4% for the fiscal years ended June 30, 2013 and 2012, respectively. The interest income earned from time deposits with maturities over three months.

Change in fair value of the contingent consideration related to the acquisition of Bond: An amount of $854,549 loss was recorded in other expense (income) due the change in fair value of the contingent consideration related to the acquisition of Bond.

Income tax expenses: For the year ended June 30, 2013, the Company’s income tax expense was approximately $8.1 million for financial reporting purposes, a decrease of approximately $2.3 million, as compared to $10.4 million for the prior year. The lower income tax expense was mainly due to during this year, Beijing Hollysys, one of our subsidiaries, was certified as a Key Software Enterprise for calendar year 2011 and 2012, and applied to a preferential income tax rate of 10% retroactively from January 2011 to December 2012. The Company thus recognized an income tax credit of $2.7 million during this year. Excluding this impact, the income tax expense and the effective tax rate were $10.8 million and 17.8% for the fiscal year 2013. As a percentage of income before income taxes, the effective tax rate was 13.4% and 15.5% for the years ended June 30, 2013 and 2012, respectively.

Net income attributable to non-controlling interests: For fiscal 2013, the non-controlling interests are the ownership interests of 49% in Hollycon. The net income attributable to non-controlling interest for the fiscal year ended June 30, 2013 was $0.5 million, an increase of approximately $0.1 million, from approximately $0.4 million for the prior year.

Net income and earnings per share attributable to Hollysys: For the fiscal year ended June 30, 2013, net income attributable to Hollysys amounted to approximately $52.0 million, representing a decrease of approximately $4.2 million, as compared to approximately $56.2 million for the prior year. The basic and diluted earnings per share were $0.93 and $0.92 for the year ended June 30, 2013, as compared to $1.01 and $1.01 for the prior year, representing a decrease of $0.08 and $0.09, respectively. Such decrease was primarily due to additional amortization expenses arising from the acquired intangible assets and consideration fair value adjustments amounting to $4.0 million.

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

The Company’s total revenue by segment was as follows:

	Fiscal year ended June 30,
	2012		2011
	Amount	% to Total Revenue	Amount	% to Total Revenue
Industrial Automation	$190.3	59.1%	$142.3	54.1%
Rail Transportation	100.9	31.4%	116.5	44.4%
Mechanical and Electrical Solution	2.0	0.6%	-	-
Miscellaneous	28.5	8.9%	4.0	1.5%
Total	$321.7	100.0%	$262.8	100.0%

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

The cost of integrated contract revenue consists primarily of three components: cost of equipment and materials, labor costs and other manufacturing expenses such as detecting expense, technology service fee and so on incurred from designing, building and delivering customized automation solutions to customers. The total cost of integrated contracts was approximately $189.2 million for the fiscal year ended June 30, 2012, compared to approximately $165.4 million for the prior fiscal year, representing an increase of approximately $23.8 million, or 14.4%. The increase was primarily due to an increase of approximately $17.0 million in labor cost because of the higher labor cost of Concord, and an increase of approximately $6.3 million in manufacturing expenses. Of the total cost of integrated contract revenue, labor cost accounted for 13.6% for the fiscal 2012 period, compared to 5.3% for the prior fiscal year; cost of equipment and materials accounted for 71.5%, compared to 81.5% for the prior fiscal year; and other manufacturing expenses accounted for 14.9%, compared to 13.2% for the prior fiscal year. Of the total integrated contract revenue, labor cost accounted for 8.5% for the 2012 period, compared to 3.5% for the prior fiscal year; cost of equipment and materials accounted for 44.4%, compared to 53.8% for the prior fiscal year; and other manufacturing expenses accounted for 9.2%, compared to 8.7% for the prior fiscal year. The cost components of integrated contracts were determined and varied according to requirements of different customers.

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

The local governments in Beijing and Hangzhou also provide financial subsidies to encourage development of certain enterprises. Beijing Hollysys and Hangzhou Hollysys both received such subsidies. For the government subsidies that have no further conditions to be met, the amounts are recognized in the statements of comprehensive income when received; for the amounts with certain operating conditions, the government subsidies are recorded as liabilities when received and will be released to income when the conditions are met. Gross subsidy income received from the government amounted to approximately $3.3 million and $1.8 million for the fiscal years ended June 30, 2012 and 2011, respectively, an increase of approximately $1.5 million, or 80.6%.

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

Income tax expenses: For the year ended June 30, 2012, the Company’s income tax expense was approximately $10.4 million, an increase of approximately $4.0 million, as compared to $6.4 million for the prior year. The large income tax expense for this year was mainly due to an income tax expense of $4.4 million related to certain expenses incurred during the year that were determined not to be deductible for tax purposes. As a percentage of income before income taxes, the effective tax rate was 15.5% and 13.5% for the years ended June 30, 2012 and 2011, respectively.

Net income attributable to non-controlling interests: The non-controlling interests of the Company include non-controlling shareholders’ interests in each subsidiary. For fiscal 2012 and 2011, the non-controlling interests are the ownership interests of 49% in WoDeWeiYe and Hollycon, respectively. The net income attributable to non-controlling interest for the fiscal year ended June 30, 2012 was $0.4 million, an increase of $0.4 million, from a net loss of 4.9 thousand for the prior year, primarily due to the increased net income of WoDeWeiYe and Hollycon for fiscal 2012.

Net income and earnings per share attributable to Hollysys: For the fiscal year ended June 30, 2012, net income attributable to Hollysys amounted to approximately $56.2 million, representing an increase of approximately $14.7 million, as compared to approximately $41.5 million for the prior year. The basic and diluted earnings per share were $1.01 and $1.01 for the year ended June 30, 2012, as compared to $0.76 and $0.75 for the prior year, representing an increase of $0.25 and $0.26, respectively. Such increase was primarily due to an increase of approximately $35.1 million in gross profit.

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

We estimate our liquidity needs for investing and financing activities for 2014 will be approximately $21.7 million, which will be primarily related to the repayment of bank borrowings, capital expenditures that mainly consist of cash payments for phase II of the Yizhuang facility construction, and cash consideration payment for the acquisition of Bond. Our future working capital requirements will depend on many factors, including, among others, the rate of our revenue growth, the timing and extent of expansion of our sales and marketing activities, the timing of introductions of new products and/or enhancements to existing products, and the timing and extent of expansion of our manufacturing capacity.

Our long-term liquidity needs will relate primarily to working capital to pay our suppliers, and third-party manufacturers, as well as any increases in manufacturing capacity or acquisitions of third party businesses that we may seek in the future. We expect to meet these requirements primarily through our current cash holdings, revolving short-term bank borrowings, as well as our cash flow from operations. For fiscal year 2014, we expect an $8.1 million capital expenditure program, mainly related to the cash payments for phase II of the Yizhuang facility construction. We currently do not have any plan to incur significant capital expenditures for the foreseeable future beyond 2014. For fiscal year 2015, we expect a $14.6 million cash consideration payment for the acquisition of Bond. We currently do not have any plan to incur significant investing expenditures for the foreseeable future beyond 2015.

Cash Flow and Working Capital

As of June 30, 2013, we had total assets of approximately $744.6 million, of which cash and cash equivalents amounted to $112.2 million, time deposits with original maturities over three months amounted to $20.9 million, accounts receivable amounted to $176.6 million and inventories amounted to $34.1 million. While working capital was approximately $278.0 million, equity amounted to $415.5 million and our current ratio was approximately 2.04.

See Item 8, Financial Information, A. Consolidated Statements and Other Financial Information, Dividend Policy, for information on the ability of certain of our subsidiaries in China to make dividends to their respective parent companies.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the fiscal years ended June 30, 2011, 2012 and 2013:

Cash Flow Item	Fiscal Years Ended June 30
	2011	2012	2013
Net cash (used in) provided by operating activities	$(1,793,491)	$57,179,212	$30,677,386
Net cash used in investing activities	$(29,071,216)	$(27,892,165)	$(12,101,087)
Net cash used in financing activities	$(2,760,031)	$(25,335,120)	$(3,715,454)
Effect of exchange rate changes on cash and cash equivalents	$4,791,852	$1,711,976	$1,034,773
Net (decrease) increase in cash and cash equivalents	$(28,832,886)	$(5,663,903)	$15,895,617
Cash and cash equivalents, beginning of year	$119,501,945	$90,669,059	$96,332,962
Cash and cash equivalents, end of year	$90,669,059	$96,332,962	$112,228,579

Operating Activities

For the fiscal year ended June 30, 2013, net cash provided by operating activities was approximately $30.7 million, compared to approximately $57.2 million for prior fiscal year 2012.  The net cash inflow of operating activities in fiscal year 2013 was primarily due to net income of approximately $52.5 million, and changes in working capital attributable to an increase in accruals and other payables of approximately $11.0 million, an increase in accounts payable of approximately $22.4 million, all of which were partially offset by an increase in accounts receivable of approximately $33.4 million, and an increase in cost and estimated earnings in excess of billings of approximately $20.0 million.

For the fiscal year ended June 30, 2012, net cash inflow of operating activities was approximately $57.2 million, primarily due to net income of approximately $56.6 million, and changes in working capital attributable to an increase in deferred revenue of approximately $14.4 million, an increase in accounts payable of approximately $8.8 million, all of which were partially offset by an increase in accounts receivable of approximately $16.9 million, and an increase in cost and estimated earnings in excess of billings of approximately $24.7 million.

For the fiscal year ended June 30, 2011, net cash used in operating activities was approximately $1.8 million, primarily due to changes in working capital attributable to an increase in cost and estimated earnings in excess of billings of approximately $42.6 million, an increase in accounts receivable of approximately $30.2 million, and an increase of inventories of approximately $3.5 million, all of which were partially offset by the net income of approximately $41.5 million, an increase in deferred revenue of approximately $8.0 million, an increase in accruals and other payables of approximately $2.1 million, an increase of accounts payable of approximately $18.5 million.

Investing Activities

For the fiscal years ended June 30, 2013, net cash used in investing activities was approximately $12.1 million, compared to approximately $27.9 million for prior fiscal year 2012. The net cash used in investing activities in fiscal year 2013 consisted mainly of a cash outflow of approximately $11.9 million paid for acquisition of Bond, net of cash acquired, a cash outflow of approximately $9.1 million for capital expenditures, and a cash inflow of approximately $8.5 million from maturity of time deposits.

The net cash used in investing activities for the fiscal year 2012 was approximately $27.9 million, consisted mainly of a cash outflow of approximately $21.6 million transferred from current accounts to time deposits in banks with original maturities between six months and one year, a cash outflow of approximately $5.3 million paid for the acquisition of Concord, net of cash acquired, a cash outflow of approximately $5.0 million for capital expenditures, and a cash inflow of approximately $4.4 million related to disposal of shares of equity investees.

The net cash used in investing activities for the fiscal year 2011 was approximately $29.1 million, consisted mainly of a cash outflow of approximately $16.9 million for prepayment for the acquisition of Concord and a cash outflow of approximately $16.1 million for capital expenditures.

Financing Activities

For fiscal year ended June 30, 2013, net cash used in financing activities was approximately $3.7 million, as compared to approximately $25.3 million for the prior year. The net cash used in financing activities in fiscal year 2013 consisted mainly of a repayment of long-term bank loans of approximately $8.2 million, a repayment of short-term bank loans of approximately $4.6 million, the proceeds from the exercise of options of approximately $1.0 million, and proceeds of short-term loans of approximately $7.5 million.

The net cash outflow for fiscal year 2012 was $25.3 million, mainly composed of a repayment of short-term bank loans of approximately $12.3 million, a repayment of amount due to the former shareholders of subsidiaries of approximately $8.2 million, a repayment of long-term bank loans of approximately $6.0 million, the proceeds from the exercise of options of approximately $0.7 million, and proceeds of short-term loans of approximately $0.6 million.

The net cash outflow for fiscal year 2011 was $2.8 million, mainly composed of a repayment of bonds payable of approximately $12.1 million, a repayment of short-term bank loans of approximately $5.9 million, a repayment of long-term bank loans of approximately $1.51 million, the proceeds of short-term loans of approximately $15.7 million, and proceeds from the exercise of options of approximately $1.1 million.

C.	Research and Development, Patents and Licenses.

Research and Development Efforts

As a high-technology company, our business and long-term development rely highly on our research and development capabilities. Our research and development process is based on Capability Maturity Model Integration Level 2&3 and can be classified into the following seven phases:

• Study phase

• Requirement phase

• Designing phase

• Implementation phase

• Testing phase

• Inspection phase

• Maintaining phase

We use standard project development life cycle models, including the waterfall model, increment model, iterative model and prototype. As a technology leader we continually develop and patent new automation technologies.  We also continually review and evaluate technological changes affecting the automation and integrated system industries and invest substantially in application-based research and development. We currently employ over 940 staff in the research and development department or engaged in research and development work.

Our core technologies achieved from our research and development efforts include:

• Large scale software platform architecture design;

• Proprietary network design and development technologies;

• Safety computer platform design and manufacturing;

• Efficient I/O (Input /Output) signal processing design technology; and

• Embedded system design and manufacturing.

We are committed to incorporating the latest advances in electronics and information system technology into its products and, whenever possible, developing state-of-the-art proprietary products based on its extensive internal expertise and research efforts.  We currently spend approximately 8-9% of our annual revenues on research and development. Our recent major research and development focuses include:

• Transportation Automation;

• Manufacturing Automation; and

• Process Automation.

Our research and development efforts have led to the invention of several proprietary systems in the fields of DCS, PLC and transportation automation systems. In July 2012, we completed the development of and released our 5th generation DCS (Distributed Control System), which represents higher reliability, stability, better safety protection and user-friendliness with advanced system architecture, hardware, software designs and industry expert solutions. In the same month we completed the development and certified our SIS (Safety Instrumented System) –HiaGuard with SIL3 (Safety Integrity Level 3) in compliance with international standards. HiaGuard is the first domestically developed SIS technology and breaks the monopoly held by foreign systems in China in this product. Hollysys’ HiaGuard can be applied for ESD (Emergency Shutdown System), PSD (Process Shutdown System), and FGS (Fire and Gas Systems) used in various industries. We also invented several series of PLC (Programmable Logic Controller) products, and the most successful applications include the mining safety protection systems and Traditional Chinese Medicine manufacturing and packaging machine and dispensing machine. Our core technologies provide a platform that is designed to enable the rapid and efficient development of our technologies for specific applications that are quickly, efficiently and affordably tailored to particular industries and to the needs of our customers. Our software development tools enable us to program our systems rapidly, allowing us to apply digital technologies that take advantage of the tremendous advances in electronics and information technology to improve quality and reliability while reducing cost. The market for our products includes, not only the large number of factories that are continually under construction in China’s rapidly expanding industrial base, but also extends to the replacement and upgrading of outdated legacy systems to bring a higher degree of control and efficiency to the automation of processes, delivering increasing benefits to customers as they meet increased competition. In the future we expect that the market for our products will extend further into South Asia and the Middle East.

We already have our proprietary high-speed rail signaling system including ATP (Automatic Train Protection), TCC (Train Control Center), LEU (Line-Side Electronic Unit), BTM (Balise Transmission Module), TSRS (Temporary Speed Restriction Server), HVC (Hollysys Vital Computer) and Interlocking system been certified according to international standards and have passed the Safety Integrity Level 4 (SIL4) certification. For the subway signaling system, the proprietary ATS (Automatic Train Supervision) and CBI (Computer Based Interlocking) have passed SIL2 and SIL4 certification respectively by the end of 2011. And in March 2013 we finished the development and certified ZC (Zone Controller), LEU (Line-side Electronic Unit) and Balise according to SIL4 (Safety Integrity Level 4) requirements in compliance of international standards, the certification of ATO (Automatic Train Operation), ATP (Automatic Train Protection) for subway signaling system will be finished by the end of this calendar year. For both of the signaling systems, Hollysys is one of the earliest domestic companies in developing and certifying the signaling systems according to the international standards. Hollysys will be one of the few companies in the world which command the most leading and safety critical technologies of rail signaling system and we will compete with multinational companies such as Siemens, Alston and Bombardier in domestic and world arena. We believe our research and development efficiency, latest technology, strong customization and better value for money proposition will give us an unparalleled advantage in the high-speed rail and subway signaling markets.

For the fiscal years 2013, 2012, and 2011, aggregate annual research and development expenses were approximately $32.5 million, $25.6 million, and $20.1 million respectively.

Intellectual Property Rights

We rely on a combination of copyright, patent, trademark and other intellectual property laws, nondisclosure agreements and other protective measures to protect our proprietary rights. We also utilize unpatented proprietary know-how and trade secrets and employ various methods to protect our trade secrets and know-how. As of June 30, 2013, we held 128 software copyrights, 70 authorized patents, 103 patent applications and 26 registered trademarks. Our earliest software copyrights will expire in 2048. Our invention patents have terms of 20 years (with the first and the next issued patent expiring in fiscal year 2013 and 2025), and our utility patents and design patents have terms of 10 years (with both of the first and the next issued utility patent expiring in fiscal year 2015 and the first and the next issued design patent due to expire in fiscal years 2016 and 2017 respectively.)

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

Other than as disclosed in the foregoing disclosures and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We do not believe that there are any off-balance sheet arrangements that have or are reasonably likely to have a material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, including long-term and short-term loans and operating leases and capital and operational commitments as of June 30, 2013.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term bank loans
-Principals	27,775,812	8,671,080	18,206,309	839,728	58,695
- Interests	7,461,292	2,685,979	3,500,544	1,202,942	71,827
Operating lease obligations(1)	3,347,001	1,464,599	1,491,878	390,524	-
Purchase obligations(2)	185,127,788	185,127,788	-	-	-
Capital obligations(3)	597,353	597,353	-	-	-
Standby letters of credit(4)	1,091,202	1,091,202	-	-	-
Performance guarantees(5)	42,209,859	25,804,382	11,380,698	5,024,779	-
Total	267,610,307	225,442,383	34,579,429	7,457,973	130,522

(1)	Operating lease obligations

It represents the future minimum payments under non-cancelable operating leases.

(2)	Purchase obligations

As of June 30, 2013, the Company had approximately $185.1 million in purchase obligations for the coming fiscal year, for purchases of equipment, mainly for fulfillment of in-process or newly entered contracts resulting from the expansion of our operations.

(3)	Capital obligations

As of June 30, 2013, the Company had approximately $0.6 million in capital obligations for the coming fiscal year, mainly for the phase II construction of the Company’s headquarters in Beijing, PRC.

(4)	Standby letters of credit

We have issued letters of credit to our suppliers, to insure our payments upon delivery of the goods by the suppliers. When a letter of credit is issued, a proportion of the total amount covered by the letter of credit may be required to be deposited in the bank, and is not available until the payment has been settled or the letter of credit has expired. As of June 30, 2013, we had approximately $1.1 million in standby letters of credit obligations.

(5)	Performance guarantees

We have provided performance guarantees to our customers, to insure our performance of the contractual obligations. When a performance guarantee is issued, a proportion of the total guarantee amount may be required to be deposited in the bank, and is not available until the guarantee is expired. As of June 30, 2013, we had approximately $4.0 million restricted cash deposited in banks for performance guarantees.

Other than the contractual obligations and commercial commitments set forth above, we did not have any other long-term debt obligations, operating lease obligations, capital commitments, purchase obligations or other long-term liabilities as of June 30, 2013.

G.	Safe Harbor

All information included in Item 5.E of this Item is deemed to be a “forward looking statement” as that term is defined in the statutory safe harbors, except for historical facts. The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act shall apply to all forward-looking information provided in Item 5.E and F of this Item.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management as of the date of this annual report.

Name	Age	Position

Changli Wang	50	Chief Executive Officer and Chairman
Herriet Qu	43	Chief Financial Officer
Jianfeng He	51	Chief Operation Officer
Baiqing Shao	45	Senior Vice President
Colin Sung	47	Director
Jerry Zhang	41	Director
Jianyun Chai	51	Director
Qingtai Chen	75	Director

Dr. Changli Wang, the main founder of the Company, has served as a member of the Board of Directors and Chief Executive Officer since Hollysys Automation Technologies Ltd. was established in September 2007 and as Chairman of the Board from May 2010. From 2009 to 2010, Dr. Wang served as Chairman of Beijing Hollysys. From 1993 to 2009, Dr. Wang served as the Chief Executive Officer and Vice Chairman of Beijing Hollysys. From 1988 to 1993, Dr. Wang served as an engineer in the 6th Research Institute of China Electronics Corporation. Besides, Dr. Wang has served as the Vice Chairman of the Chinese Automation Association since 2003.  Dr. Wang received his Bachelor’s degree in Automation from Tianjin University in 1984 and his PhD in Automation from Lancaster University in UK in 1988.

Ms. Herriet Qu, has served as the Company’s Chief Financial Officer since February 2012. Prior to being appointed to the position of Chief Financial Officer, Ms. Qu served as the Financial Controller of the Company from October 2007 to January 2012. Prior to Ms. Qu joining the Company, she served as Chief Financial Officer of Beijing Chum Investment Corporation Ltd. from January 2002 to September 2007. Ms. Qu holds an MBA degree from Oklahoma City University and a Bachelor’s degree from Tianjin University of Finance & Economics.

Mr. Jianfeng He, has served as our Chief Operating Officer since February 2012, and he served as Chief Executive Officer of Beijing Hollysys Group, Chairman of Hangzhou Hollysys and Chairman of Beijing Hollysys from 2010. From 2008 to 2010, he served as Vice President and President of Beijing Hollysys. From 2004 to 2008, he served as Deputy General Manager and General Manager of Hangzhou Hollysys. From 1999 to 2004, he served as General Manager Assistant and Vice President of Beijing Hollysys. From 1997 to 1999, he served as the Deputy General Manager of Shenzhen Hollysys. Prior to joining Hollysys, he served as Deputy Chief Engineer of Shenzhen Dashi Automation Engineering Company from 1995 to 1997. From 1992 to 1995, Mr. He studied and got a PhD Degree from South China University of Technology in automation and control theory and application. From 1988 to 1992, he served as Lecturer in Hunan Xiangtan University Electromechanical Department. From 1985 to 1988, he studied and got his Master Degree in Central South University of Technology in automation and control. From 1982 to 1985, he worked in Hunan Xiangtan Iron and Steel Company as assistant engineer. In 1982, he graduated from Central South University of Technology with a Bachelor Degree in industrial automation.

Mr. Baiqing Shao, has served as our Senior Vice President, Business Development of the Company since February 2012. Since 2010, Mr. Shao also served as Vice President of Beijing Hollysys Group Corporation and Chairman of Beijing Hollysys Automation & Drive Co., Ltd.. From 2002 to 2010, he served as the General Manager of Beijing Hollysys Information Technology Co., Ltd.( the current “ Shenhua Hollysys Information Technology Co., Ltd.”). From 1999 to 2002, he served as Vice President of Beijing Hollysys. From 1993 to 1999, he served as technology development engineer, Department Manager and Vice General Manager of Beijing Hollysys Automation Co. Ltd consecutively. Mr. Shao has served the Company for more than eighteen years as one of the founding group of engineers. He holds a Master Degree of Computer Science from the 6th Research Institute of China Electronics Corporation and an MBA Degree from Peking University.

Mr. Colin Sung, has served as a member of the Board of Directors and Chairman of the Audit Committee of Board of Directors since February 2008. Mr. Sung is the Chief Financial Officer for eHi Auto Services Limited since April 2013. Mr. Sung also has served as adviser of NeWorld Education Group, Inc. since August 2012 and served as Chief Financial Officer of NeWorld Education Group since August 2011. Prior to joining NeWorld, he was the CFO of Lighting the Box from March 2011. Mr. Sung served as the deputy Chief Executive Officer and the Chief Financial Officer of Linktone Ltd., a NASDAQ-listed wireless interactive entertainment service provider in China, from 2009 to 2011. From 2008 to 2009, he served as the Chief Financial Officer and President of China Cablecom Holdings, Ltd. From 2005 to 2008, he was the Chief Financial Officer of Linktone Ltd., where he also served as the acting Chief Executive Officer in 2006 and as its director of board from 2007 to 2008. From 2004 to 2005, Mr. Sung was the Corporate Controller of UTI, United States, Inc., a subsidiary of International Freight Forwarder (NASDAQ: UTIW), and from 2001 to 2004, was a Vice President of finance and Corporate Controller of USF Worldwide, Inc., a subsidiary of US Freightways. From 1997 to 2001, Mr. Sung was Vice President and Corporate Controller for US Operation of Panalpina Welttransport Holding, (PWTN.SW). Mr. Sung received his bachelor’s degree in accounting from William Paterson University in 1992 and his MBA degree from American InterContinental University in 2004. Mr. Sung is a Certified Public Accountant and Certified Global Management Accountant.

Ms. Jerry Zhang, has served as a member of the Board of Directors since September 2007. Ms Jerry Zhang is CEO, North China and General Manager, Beijing Branch, Standard Chartered Bank (China) Limited. Her key focuses are strategic planning, business development and corporate governance of the Bank’s operations in North China. As the General Manager of Beijing Branch, she is also responsible for overall management of Beijing Branch. Prior to this role, Jerry has held a variety of senior roles at Standard Chartered China, and she enjoys a strong track record in setting up good relationship with clients and creating value both for the bank and the clients. In her recent position as Head of Financial Institutions, Jerry has led to achieve frog leap developments of the Bank’s FI business, which has become the biggest FI business amongst all foreign banks in China in almost all aspects. Jerry joined Standard Chartered in 1994, and has accumulated rich implementation and management experiences in wholesale banking business. She has successfully established non-banking financial institutions business in China for the Bank. In 2009, she has left the Bank for a short duration, and taken the role as Chief Representative of Fidelity International Asset Management Co. Beijing Representative Office. Jerry received her M.B.A. from Lancaster University.

Dr. Jianyun Chai, has served as a member of the Board of Directors since June 2008.  Dr. Chai is currently a professor and the head of the Institute of Power Electronic and Electrical Machine System at Tsinghua University in China. Before he joined Tsinghua University as an Associate Professor in 1999, Dr. Chai spent eight years working in the motor and information industries in Japan. Dr. Chai is also a member of various societies and organizations, including the China Renewable Energy Society, the Chinese Society for Electrical Engineering, and the Chinese Wind Energy Association. Dr. Chai received a Bachelor’s degree and a PhD in Electrical Engineering from Tsinghua University in 1984 and 1989.

Mr. Qingtai Chen, has served as a member of Board of Director since June 2008.  Mr. Chen has worked for the Dong Feng Motor Group for over 22 years and served as its General Manager prior to joining the Company. While employed by the Dong Feng Motor Group, Mr. Chen also served in various positions, including as a member of the First Session of the Monetary Policy Committee of the People’s Bank of China, as a deputy director of the State Council Economic and Trade Office, as a deputy director of the State Economic and Trade Commission, and as a deputy director of the Development Research Center of the State Council. Mr. Chen also served as an independent director of Sinopec Corp. from 2000 to 2006.Mr. Chen received his Bachelor of Science degree in power and dynamics engineering from Tsinghua University and has been recognized as a National Excellent Entrepreneur and National Economic Reform Talent in China. Mr. Chen currently serves as a standing member of National Committee of the Chinese People’s Political Consultative Conference and as the Dean of the School of Public Policy and Management at Tsinghua University.  He also serves as an independent director for the Bank of Communications, which is listed on both Shanghai Stock Exchange and Hong Kong Stock Exchange, and as an independent director of Mindray Medical International Limited, which is listed on New York Stock Exchange.

10b5-1 Trading Plans/Trading Policy

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

Our trading policy allows the window period to start three days after the release of financial information and continues until two weeks before the close of the financial quarter. We reserve the right to close the window earlier if there is other important information that develops in the open window period. But if we disclose the new important information then the window opens again three days after the release of the new important information and lasts until the two weeks before the close of the financial quarter. Additionally, the exercise stock options or the vesting of restricted stock grants may take place during restricted periods. However, the sales of the shares received on option exercises or vesting of restricted stock grants may only be sold when an open window exists. We also may provide exceptions to this policy in unique situations.

B.	Compensation

Executive Compensation

The aggregate cash compensation paid to our executive officers as a group was $861,631 for the fiscal year ended June 30, 2013. We granted no stock options to our senior executives in the fiscal year ended June 30, 2013. The current outstanding awards have vesting periods of up to four years depending on the person’s position and all of the grants have specific performance milestones. Additionally, the outstanding awards have a provision that if in certain instances the milestones are exceeded by specified targets, then additional ordinary shares will vest for the related period. The exercise periods for the options are five years from the date of grant, February 20, 2012. In the fiscal year ended June 30, 2013, none of the 1,476,000 options granted in 2012 was vested and all of them remain outstanding subject to vesting.

Director Compensation

We pay each of our independent directors who are not employees a monthly fee as compensation for the services to be provided by them as independent directors. We pay $4,000 a month to Colin Sung, $3,000 to Jerry Zhang and $2,000 to each of other independent directors. We also reimburse our independent directors for out-of-pocket expenses incurred in attending meetings. As additional consideration, we granted to each of the independent directors an option to purchase a certain amount of shares of the Company’s ordinary shares, which vest in equal installments on a quarterly basis over a three-year period beginning on the grant date.  Specifically, we granted a stock option to Colin Sung for the purchase of 45,000 shares of our ordinary shares, Jerry Zhang for the purchase of 36,000 shares of our ordinary shares and each of Dr. Jianyun Chai and Mr. Qingtai Chen for the purchase of 30,000 shares of our ordinary shares in 2008. Additionally, as the compensation for their continuous service on the Board, Hollysys granted to each of the independent directors restricted shares in 2011, which will vest in equal installments on a quarterly basis over a three-year period beginning on the grant date, which included 22,500 restricted shares granted to Colin Sung, and 15,000 restricted shares to each of Jerry Zhang, Jianyun Chai and Qingtai Chen. All the options granted as director compensation have been exercised as of June 30, 2013.

For the fiscal year ended June 30, 2013, the aggregate cash compensation paid to our directors as a group was $132,000.

2006 Stock Plan

On September 7, 2007, our stockholders approved the 2006 Stock Plan, or the Plan. The Plan was assumed by us as of the closing of the merger of Chardan with and into us. The Plan provided for 3,000,000 ordinary shares for issuance in accordance with the Plan’s terms. As of the date of this report, there are 2,309,000 shares available under the Plan, of which 1,533,500 have been allocated to outstanding awards that have not vested or been exercised. A description of the Plan is set forth in the Proxy Statement/Prospectus of our Registration Statement on Form S-4 (No. 333-132826), under the heading “2006 Equity Plan”, and is incorporated herein by reference.

2012 Performance options:

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

These options were part of an aggregate of 1,476,000 ordinary shares underlying options issued to senior management on February 20, 2012, all with similar vesting provisions.

The above options vest annually over a period of four years from their grant date, subject to different performance conditions and are exercisable once vested for up to five years from the date of grant. As of June 30, 2013, none of the performance options have vested.

Restricted shares:

Name	Number of Restricted Shares Issued	Date of Grant
Jerry Zhang	15,000	2011-1-1
Colin Sung	22,500	2011-2-1
Jianyun Chai	15,000	2011-6-2
Qingtai Chen	15,000	2011-6-2

The restricted shares set forth in the table above vest quarterly over a period of 3 years from their respective grant date.

Employment Agreements

We entered into a three-year employment agreement with our Chief Executive Officer, Dr. Changli Wang on June 6, 2013. Dr. Wang is entitled to insurance benefits, five weeks’ vacation, a car and reimbursement of business expenses and, if necessary, relocation expenses. The agreement is terminable by us for death, disability and cause. Dr. Wang may terminate the employment agreement for good reason, which includes our breach; the executive’s not being a member of the board of directors, and change of control. The agreements contain provisions for the protection of confidential information and a three-year-after employment non-competition period within China.

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

We entered into a three-year employment agreement with our Senior Vice President, business development, Mr. Baiqing Shao on February 1, 2012. Mr. Shao is entitled to insurance benefits, four weeks’ vacation, and reimbursement of business expenses and, if necessary, relocation expenses. The agreement is terminable by us for death, disability and cause. Mr. Shao may terminate the employment agreement for any good reason at any time. The agreements contain provisions for the protection of confidential information and a three-year-after employment non-competition period within China.

C.	Board Practices

Terms of Directors and Executive Officers

Our board consists of five directors. Our directors are not subject to a term of office limitation, and hold office until the next annual meeting of members or until such director’s earlier resignation, removal from office, death or incapacity. Any vacancy on our board resulting from death, resignation, removal or other cause, and any newly created directorship resulting from any increase in the authorized number of directors between meetings of members, may be filled either by the affirmative vote of a majority of all the directors then in office (even if less than a quorum) or by a resolution of members. In addition, the service agreement between us and the directors do not provide benefits upon termination of their services.

Our executive officers are appointed by our board.  The executive officers shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by resolution of directors.  Any vacancy occurring in any office may be filled by resolution of directors.

Independence of Directors

We have elected to follow the rules of NASDAQ to determine whether a director is independent.  Our board will also consult with counsel to ensure that our board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. Rule 5605(a)(2) of Listing Rules of The Nasdaq Stock Market, Inc., or the Nasdaq Listing Rules, defines an “independent director” generally as a person, other than an officer of the Company, who does not have a relationship with the Company that would interfere with the director’s exercise of independent judgment.  Consistent with these considerations, our board has affirmatively determined that, Messrs. Colin Sung, Jianyun Chai and Qingtai Chen and Ms. Jerry Zhang are our independent directors.

Board Committees

Our board has established an audit committee, a compensation committee and a corporate governance and nominating committee. Each committee is comprised solely of independent directors within the meaning of Rule 5605(a)(2) of the Nasdaq Listing Rules, and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the Exchange Act.

Audit Committee

Our audit committee consists of Messrs. Colin Sung, and Qingtai Chen and Ms. Jerry Zhang, with Mr. Sung serving as the Chair.  Our board has determined that all of our audit committee members are independent directors within the meaning of applicable NASDAQ listing rules, and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the Exchange Act.

Our board has determined that each of Messrs. Sung and Chen and Ms. Zhang has an understanding of generally accepted accounting principles and financial statements, the ability to assess the general application of such principles in connection with our financial statements, including estimates, accruals and reserves, experience in analyzing or evaluating financial statements of similar breadth and complexity as our financial statements, an understanding of internal controls and procedures for financial reporting, and an understanding of audit committee functions.

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

Compensation Committee

Our compensation committee consists of Ms. Jerry Zhang and Mr. Jianyun Chai and Mr. Colin Sung, with Ms. Jerry Zhang serving as its Chair. Our board has determined that all of our compensation committee members are independent directors within the meaning of applicable NASDAQ listing rules, and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the Exchange Act.

Our compensation committee assists the board in reviewing and approving the compensation structure of our executive officers, including all forms of compensation to be provided to our executive officers.  Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.  The Compensation Committee is responsible for, among other things:

•	approving and overseeing the compensation package for our chief executive officer and the other senior executive officers;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation;

•	reviewing and making recommendations in respect of director compensation;

•	engaging and overseeing compensation consultants;

•	reviewing periodically and making recommendations to the Board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans and the administration of those plans; and

•	reviewing and making recommendations to the Board regarding succession plans for the chief executive officer and other senior officers.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Ms. Jerry Zhang and Mr. Jianyun Chai and Mr. Colin Sung, each of whom is “independent” as that term is defined under the NASDAQ listing standards.  The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending to the Board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board the directors to serve as members of the board’s committees; and

•	monitoring compliance with our Corporate Governance Guidelines

D.	Employees

We had 3,813, 3,527, and 3,106 employees as of June 30, 2013, 2012, and 2011 respectively. As of June 30, 2013, there were 3,283 employees located in China and 530 employees outside China.  The following table sets forth our employees as of June 30, 2013 based on their functional area within the Company:

	Number of Employees
Category	In China	Overseas	Total
Sales & Marketing	822	14	836
Research and development	937	9	946
Engineering	779	421	1,200
Production	326	-	326
Management	419	86	505
Total	3,283	530	3,813

We believe that our relationship with our employees is good. The remuneration payable to employees includes basic salaries and bonuses. We have not experienced any significant problems or disruption to our operations due to labor disputes, nor have we experienced any difficulties in recruitment and retention of experienced staff. As required by applicable laws of China, Singapore, Malaysia, Hong Kong, Dubai and Saudi Arabia, we have entered into employment contracts with all of our officers, managers and employees.

Our employees in China participate in a state pension scheme organized by Chinese municipal and provincial governments.  We also contribute to social insurance for our employees each month, which includes pension, medical insurance, unemployment insurance, occupational injuries insurance and housing providence fund in accordance with PRC regulations.

E.	Share Ownership

The following table sets forth information, as of August 30, 2013, with respect to the beneficial ownership of our ordinary shares (i) by each of our officers and directors; (ii) by each person who is known by us to beneficially own more than 5% of our ordinary shares; The table does not include any preferred shares or ordinary shares that may be issued under the Rights Plan of the company. The address of each of the persons set forth below is in care of Hollysys Automation Technologies Ltd., No. 2 Disheng Middle Road, Beijing Economic-Technological Development Area, Beijing, P. R. China 100176.

Name & Address of Beneficial Owner	Office, if Any	Title of Class	Amount & Nature of Beneficial Ownership (1)		Percent of Class (2)
Officers and Directors
Changli Wang	CEO and Chairman	Ordinary Shares	9,422,708	(3)	16.37%
Herriet Qu	Chief Financial Officer	Ordinary Shares	-	(4)	-
Jianfeng He	Chief Operation Officer	Ordinary Shares	-	(5)	-
Baiqing Shao	Senior VP, Vice President of Business Development	Ordinary Shares	-	(6)	-
Colin Sung	Director	Ordinary Shares	10,625	(7)	*
Jerry Zhang	Director	Ordinary Shares	13,750	(8)	*
Jianyun Chai	Director	Ordinary Shares	11,250	(9)	*
Qingtai Chen	Director	Ordinary Shares	11,250	(10)	*

5% Securities Holder
Changli Wang	CEO and Chairman	Ordinary Shares	9,422,708	(3)	16.37%
An Luo	Co-founder	Ordinary Shares	6,057,303	(11)	10.52%
Wenfu Wang		Ordinary Shares	4,113,948	(12)	7.15%
Prudential PLC	Institutional Investor	Ordinary Shares	4,079,600		7.09%
Schroder Investment Management	Institutional Investor	Ordinary Shares	3,503,300	(13)	6.09%

*  Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as otherwise indicated, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)	A total of 57,554,824 shares of our ordinary shares as of June 30, 2013 are outstanding pursuant to SEC Rule 13d-3(d)(1). For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(3)	The securities reported as held by Dr. Wang include 4,144,223 shares of our ordinary shares held indirectly through Ace Lead Profits Limited, 681,471 shares held indirectly through Billion Bright International Limited, 1,362,942 shares held indirectly through Excellent Link Enterprises Limited, 681,471 held indirectly through Golden Result Enterprises Limited, 850,000 held indirectly through Long Result Limited, 1,283,875 held indirectly through Sure Grow Profits Limited, and 418,726 held directly by Dr. Wang himself. The foregoing entities are all BVI entities that are wholly-owned and controlled by Dr. Wang therefore he may be deemed to be the beneficial owner of the ordinary shares held by them. Does not include 240,000 ordinary shares subject to options granted in 2012 that are not yet vested and do not vest within 60 days.

(4)	Does not include 198,000 ordinary shares subject to options granted in 2012 that are not yet vested and do not vest within 60 days.

(5)	Does not include 198,000 ordinary shares subject to options granted in 2012 that are not yet vested and do not vest within 60 days.

(6)	Does not include 165,000 ordinary shares subject to options granted in 2012 that are not yet vested and do not vest within 60 days.

(7)	Includes 10,625 vested shares of restricted stock. Does not include 1,875 ordinary shares of restricted stock granted in 2011 that are not yet vested and do not vest within 60 days.

(8)	Includes 13,750 vested shares of restricted stock. Does not include 1,250 ordinary shares of restricted stock granted in 2011 that are not yet vested and do not vest within 60 days.

(9)	Includes 11,250 vested shares of restricted stock. Does not include 3,750 ordinary shares of restricted stock granted in 2011 that are not yet vested of which 1,250 ordinary shares will be vest within 60 days.

(10)	Includes 11,250 vested shares of restricted stock. Does not include 3,750 ordinary shares of restricted stock granted in 2011 that are not yet vested and of which 1,250 ordinary shares will be vest within 60 days.

(11)	The securities reported as held by An Luo represent 6,057,303 ordinary shares held by Plus View Investments Limited, a BVI company owned and controlled by An Luo; therefore An Luo may be deemed to be the beneficial owner of the ordinary shares beneficially owned by Plus View Investments Limited.

(12)	Represents shares held by Unionway Resources Limited which is controlled by Mr. Wenfu Wang and therefore, Mr. Wang may be deemed to be the beneficial owner of the ordinary shares held by Unionway Resources Limited.

(13)	Represents shares held by Schroder Investment Management Hong Kong Ltd, Schroder Investment Management Singapore Ltd and Schroder Investment Management North America Inc., as reported on Schedule 13G filed by Schroder Investment Management North America Inc. on February 13, 2013. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of June 30, 2013. The address of Schroder Investment Management North America Inc. is 875 Third Avenue, 22nd Floor, New York, NY 10022.

None of our major shareholders have different voting rights from other shareholders.  We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

A substantial number of the ordinary shares are held in “street name,” and the Company believes that a large portion of these shares represent holdings of non-United States shareholders through brokers in non-United States jurisdictions, including certain shareholders identified above as institutional investors. Because these holdings are in street name, the Company cannot determine the actual number or jurisdictions in which these shares are held, including the United States. Based on our stock transfer records, 58% of the ordinary shares held of record, which includes CEDE & CO, have addresses in the United States.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to Item 6.E “Directors, Senior Management and Employees — Share Ownership.”

B.	Related Party Transactions

The related party relationships and related party transactions are listed as follows:

Related party relationships

Name of related parties	Relationship with the Company

Shenhua Hollysys Information Technology Co., Ltd. ("Shenhua Information")	20% owned by Beijing Hollysys
New Huake Electronic Technology Co., Ltd. ("New Huake")	37.5% owned by Beijing Hollysys
China Techenergy Co., Ltd. ("China Techenergy")	40% owned by Beijing Hollysys
Beijing Hollysys Electric Motor Co., Ltd ("Electric Motor")	40% owned by Beijing Hollysys
Zhejiang Sanxin Engineering Co., Ltd ("Zhejiang Sanxin")	6% owned by Hangzhou Hollysys
Hollysys Equipment Technology Co., Ltd. ("Hollysys Equipment")	20% owned by Beijing Hollysys as of June 30, 2011, and was disposed of during fiscal year 2012
Beijing Hollysys Machine Automation Co., Ltd. ("Hollysys Machine")	30% owned by Hollysys Investment
Southcon Development Sdn. Bhd. (“Southcon”)	30% owned by BMJB
Heilongjiang Ruixing Technology Co., Ltd.("Ruixing")	8.31% owned by Beijing Hollysys
Swee Yong Chim	Shareholder of Hollysys Automation Technologies Ltd. and former shareholder of Concord
Yoon Fah Chim	Shareholder of Hollysys Automation Technologies Ltd. and former shareholder of Concord

Due from related parties

	June 30,
	2012	2013

China Techenergy	$14,850,375	$23,391,167
Shenhua Information	1,183,660	2,157,094
Hollysys Machine	297,622	352,119
Electric Motor	-	462
Zhejiang Sanxin	-	10,304
Hollysys Equipment	4,901	-
Ruixing	-	199,045
Swee Yong Chim	-	200,631
Yoon Fah Chim	-	200,632

	$16,336,558	$26,511,454

The Company’s management believes that the collection of amounts due from related parties is reasonably assured and accordingly, no provision had been made for these balances.

Due to related parties

	June 30,
	2012	2013

Shenhua Information	$1,544,464	$1,351,199
China Techenergy	401,719	691,360
Electric Motor	16,224	27,393
Hollysys Equipment	1,821	-
Hollysys Machine	45	10,915
New Huake	2	2

	$1,964,275	$2,080,869

Transactions with related parties

Purchases of goods and services from:

	Year ended June 30,
	2011	2012	2013

Electric Motor	$34,085	$31,729	$68,336
Shenhua Information	2,151,391	41,045	364,537
Hollysys Machine	-	-	972,508
New Huake	879,111	-	69,768

	$3,064,587	$72,774	$1,475,149

Purchase of building from:

	Year ended June 30,
	2011	2012	2013

Shenhua Information	$3,608,675	$-	$-

Sales of goods and integrated solutions to:

	Year ended June 30,
	2011	2012	2013

China Techenergy	$3,557,125	$3,657,215	$17,059,714
Shenhua Information	727,460	1,411,274	1,936,273
Hollysys Machine	-	296,523	557,243
Electric Motor	13,478	1,775	3,893

	$4,298,063	$5,366,787	$19,557,123

Operating lease income from:

	Year ended June 30,
	2011	2012	2013

Hollysys Machine	$-	$45,475	$65,926

The Company sells automation control systems to China Techenergy which is used for non-safety operations control in the nuclear power industry. China Techenergy incorporates the Company’s non-safety automation control systems with their proprietary safety automated control systems to provide an overall automation and control system for nuclear power stations in China. The Company is not a party to the integrated sales contracts executed between China Techenergy and their customers. Intercompany profits and losses are eliminated until realized by the Company or China Techenergy as if the China Techenergy were a consolidated subsidiary.

The Company sells automation control systems to Shenhua Information which is used for operations control in the information automation industry. Shenhua Information incorporates the Company’s automation control systems with their proprietary automated remote control systems to provide an overall automation and control system to its customers. The Company is not a party to the integrated sales contracts executed between Shenhua Information and their customers.

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

	Nasdaq(1) Price per Share
	High	Low
Annual Market Prices (2)
Year 2009	$7.3	2.03
Year 2010	$13.09	5.52
Year 2011	$17.43	4.54
Year 2012	12.2	7.3
Year 2013	13.96	7.33

Quarterly Market Prices
First Quarter 2012 ended September 30, 2011	$11.54	4.54
Second Quarter 2012 ended December 31, 2011	$9.47	5.202
Third Quarter 2012 ended March 31, 2012	$11.35	8.04
Fourth Quarter 2012 ended June 30, 2012	$11.25	7.96
First Quarter 2013 ended September 30, 2012	$10.03	7.33
Second Quarter 2013 ended December 31, 2012	$11.89	8.94
Third Quarter 2013 ended March 31, 2013	$13.96	12.01
Fourth Quarter 2013 ended June 30, 2013	$12.48	11.12

Monthly Market Prices
March 2013	$13.96	12.01
April 2013	$12.36	11.28
May 2013	$12.24	11.21
June 2013	$12.48	11.12
July 2013	$13.66	11.79
August 2013	$14.25	13.15
September 2013 (through September 11, 2013)	$14.62	13.24

(1) Since August 1, 2008, our ordinary shares have been traded on the NASDAQ Global Select Market.  The above table sets forth the range of high and low closing prices per share of our ordinary shares as reported by www.quotemedia.com for the periods indicated.

(2) All periods end June 30 of the stated year, unless otherwise noted.

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

Meetings

An annual meeting of members must be held each year at such date and time as may be determined by the directors and if requested to do so by members holding at least 30% of the voting rights in respect of the matter for which the meeting is being held.  No less than ten days and not more than sixty days’ notice of meetings is required to be given to members.

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

In addition, the Company is obligated to issue an aggregate of 1,510,181 ordinary shares of the Company (“Incentive Shares”) to the management of the Concord, if Concord’s net income equals or exceeds $10 million and $11.5 million for the fiscal years ended June 30, 2012 and 2013, respectively (“Targeted Net Income Threshold”), in accordance with the SPA. The Company will issue 50% of Incentive Shares to the management of the Concord on an all or none basis per year when the Targeted Net Income Threshold is achieved. The Incentive Shares were granted with service conditions such that if the recipients terminate their employment agreements within two years after the acquisition, the Incentive Shares will be forfeited. The Targeted Net Income Thresholds were not achieved for either of the two fiscal years, thus no Incentive Shares vested.

On March 6, 2013, the Company signed a stock purchase agreement, referred to as the “Bond SPA”, to acquire 100% ownership of Bond. The total purchase price for the acquisition is a combination of cash and stock, aggregating an equivalent of approximately $73.0 million, including a two-year incentive program payable in ordinary shares and additional incentive shares if Bond meets certain performance targets. Pursuant to the Bond SPA, the Company paid $16.4 million within one month after signing the Bond SPA as a deposit, and an additional $5.5 million after closing, with $14.6 million to be paid within 18 months after signing the Bond SPA, respectively.

After the closing, the Company issued 1,407,907 ordinary shares to the shareholders of Bond on May 30, 2013, which were worth $14.6 million, (40% of total share purchase price). The Bond shareholders also are entitled to Company ordinary shares worth $11.0 million (30% of total share purchase price) as incentive shares in each of the next two fiscal years if Bond’s US GAAP audited net income equals or exceeds $8.8 million and $10.6 million for calendar year 2013 ending December 31, 2013, and calendar year 2014 ending December 31, 2014, respectively. Additional ordinary shares, as a premium on performance, will be issued to the Bond shareholders if Bond outperforms the targets mentioned above, but the premium will not exceed 15% of the total incentive shares in any case. The Company and Bond have agreed upon the compensation and incentives to be given to the management team of Bond to maintain the team stability after the acquisition.

On April 3, 2013, Beijing Hollysys entered into an operating lease agreement to lease out one of its buildings located in Beijing. The lease term is 10 years from September 1, 2013 to August 31, 2023.The annual minimum lease payment receivable after five years are subject to renegotiation in case the Chinese consumer price index published by the government exceeds 5%.

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

If we are required under the PRC tax law to withhold PRC income tax on our dividends payable to our non-PRC resident shareholders, or if any gains realized from the transfer of our shares by our non-PRC resident shareholders are subject to the EIT or the individual income tax, your investment in our shares or ADSs could be materially and adversely affected.

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

If you are a non-corporate U.S. Holder, subject to applicable limitations, you may be eligible to be taxed at a maximum rate of 20% in respect of dividends received in taxable years beginning before January 1, 2011. Please consult your tax advisors to determine whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

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

Passive Foreign Investment Company Rules (PFIC)

We believe that we were not a PFIC for United States federal income tax purposes for our taxable year ended June 30, 2013. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including goodwill) from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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

Interest Rate Risk

We are exposed to interest rate risk primarily with respect to our bank loans. A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings as of June 30, 2013, would decrease income before income taxes by approximately $0.4 million for the fiscal year ended June 30, 2013. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, 85.3% of our consolidated revenues and consolidated costs and expenses are denominated in RMB, and 94.6% of our assets are denominated in RMB, and the remaining are mainly denominated in SGD.  As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rates of the U.S. dollar, RMB and SGD.  If the RMB or SGD depreciates against the U.S. dollar, the value of our RMB or SGD revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline.  Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated at historical exchange rates.  Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of shareholders’ equity.  An average appreciation (depreciation) of the RMB or SGD against the US dollar of 5% would increase (decrease) our comprehensive income by $1,563,387 or $1,966, respectively, based on our outstanding revenues, costs and expenses, assets, and liabilities denominated in RMB or SGD as of June 30, 2013.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations for the RMB. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk in any of the currencies in which we operate. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and it may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict its ability to convert RMB into foreign currencies.

Inflation

Inflation in China and the other regions in which we operate has not materially impacted our results of operations. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation. To the extent that we operate in a more diverse range of countries and regions, the risk of inflation on our operations is minimized. If inflation were a significant factor in our financial performance, then certain operating costs and expenses, such as employee compensation and office operating expenses may increase. Additionally, because a substantial portion of our assets from time to time consists of cash and cash equivalents and time deposits with original maturities over three months, high inflation could significantly reduce the value and purchasing power of these assets.

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

Disclosure Controls and Procedures

As required by Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act, our management has carried out an evaluation, with the participation and under the supervision of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2013.

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

Management conducted its evaluation of disclosure controls and procedures under the supervision of our chief executive officer and our chief financial officer.  Based upon, and as of the date of this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2013.

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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2013. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Tread way Commission (COSO) in Internal Control-Integrated Framework. Our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Bond, which is included in the Company’s 2013 consolidated financial statements, and constituted approximately $102.4 million and $74.1 million of total and net assets, respectively, as of June 30, 2013, and approximately $22.8 million and $1.8 million of net revenues and net income, respectively. Based on our assessment, management believes that, as of June 30, 2013, our internal control over financial reporting was effective based on those criteria.

Our independent registered public accounting firm has audited our internal control over financial reporting as of June 30, 2013 and has issued an attestation report, which appears on F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

Except for the controls that are being implemented in Bond which was acquired effective as of April 1, 2013, there has been no change in our internal control over financial reporting during the year ended June 30, 2013, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. In respect of Bond, during the fiscal year ended June 30, 2013, management has implemented and is continuing to implement changes in the controls over financial reporting to enable management to assess their effectiveness in the future under the criteria of COSO. Additional controls are being implemented at the parent level so as to be able to monitor and assess the internal controls over financial reporting of Bond.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Colin Sung, one of our independent directors, meets the criteria for an “audit committee financial expert,” as established by the SEC. Mr. Sung will not be deemed an “expert” for any other purpose, including, without limitation, for purposes of Section 11 of the Securities Act, as a result of being designated or identified as an audit committee financial expert.  The designation or identification of Mr. Sung as an audit committee financial expert does not impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of our Audit Committee and board of directors in the absence of such designation or identification.

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

Audit Fees

The principal accountant for the fiscal years ended June 30, 2013 and 2012 was Ernst &Young Hua Ming LLP. The aggregate fees billed for each of the fiscal years ended June 30, 2013 and 2012 for professional services rendered by the principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for the fiscal years ended June 30, 2013 and 2012 were $843,868 and $830,000, respectively.

Audit-Related Fees

The fees for procedures of our quarterly financial information for the fiscal year ended June 30, 2013 and 2012 were $100,309 and $100,000, paid to Ernst &Young Hua Ming LLP and BDO Limited, the principal accountant for the fiscal year ended June 30, 2011, respectively.

Tax Fees

The aggregate fees billed in each of the fiscal years ended June 30, 2013 and 2012 for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning were $16,042 and $6,917, respectively.

All Other Fees

The aggregate fees billed in each of the fiscal years ended June 30, 2013 and 2012 for products and services provided by the principal accountant, other than the services reported above under other captions of this Item 16C were $359,520 and nil, respectively. The other fees for fiscal year 2013 consist of: (i) a service fee of $160,494 for financial and tax due diligence service for acquisition of Bond, (ii) a service fee of $159,220 for review and report on the consolidated balance sheet of Bond as of April 1, 2013, and (iii) a service fee of $39,805 for XBRL related service for the Company’s XBRL exhibit for fiscal year 2013.

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

Previously reported in Item 16-F of Hollysys Form 20-F for year ended June 30, 2012 filed with the Securities and Exchange Commission on October 12, 2012.

ITEM 16G.	CORPORATE GOVERNANCE

Our corporate governance practices have generally followed the requirements of NASDAQ listing rules with respect to corporate governance.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our Audited Financial Statements for the Years Ended June 30, 2013, 2012 and 2011 are included at the end of this annual report.

ITEM 19.	EXHIBITS

Number	Description

1.1	Memorandum of Association of Registrant (Incorporated by reference to Annex B of the Proxy Statement/Prospectus contained in Registration Statement S-4 (file no. 333-132826) filed with the Securities and Exchange Commission on March 30, 2006).

1.2	Articles of Association of Registrant (Incorporated by reference to Annex C of the Proxy Statement/Prospectus contained in Registration Statement S-4 (file no. 333-132826) filed with the Securities and Exchange Commission on March 30, 2006).

1.3	Certificate of Change of Name (Incorporated by reference to Exhibit 1.3 of the Form 20-F filed with the Securities and Exchange Commission on September 30, 2009).

1.4	Amendment to Memorandum and Articles of Association of Hollysys Automation Technologies Ltd. (Incorporated by reference to Exhibit 1.1 of the Form 6-K filed with the Securities and Exchange Commission on September 21, 2010).

2.1	Rights Agreement, dated as of August 27, 2010, between Hollysys Automation Technologies Ltd. and Continental Stock Transfer & Trust Company, which includes the Form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Preferred Shares as Exhibit B (Incorporated by reference to Exhibit 2.1 of the Form 6-K filed with the Securities and Exchange Commission on September 21, 2010).

4.1	Chardan North China Acquisition Corporation 2006 Stock Plan (Incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-8 (file no. 333-170811) filed with the Securities and Exchange Commission on November 24, 2010).

4.2	Form of Stock Consignment Agreement (Incorporated by reference to Exhibit 10.2 of the Registration Statement S-4/A (file no. 333-132826) filed with the Securities and Exchange Commission on June 28, 2006).

4.3	Share Sale and Purchase Agreement, by Unionway Resources Limited and the Company, dated December 23, 2009. ((Incorporated by reference to Exhibit 4.20 of the Report on Form 20-F for the fiscal year ended June 30, 2010 filed with the Securities and Exchange Commission on December 22, 2010).

4.4	Retrofit Contract between Concord Corporation Pte. Led. and Shaw Brothers Limited (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed with the Securities and Exchange Commission on March 7, 2012)

8.1*	List of subsidiaries

11.1	Code of Ethics (included as Annex G to the Proxy Statement/Prospectus contained in Registration Statement 333-132826 and incorporated by reference herein)

12.1*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Code of Conduct for the Company’s Board of Directors, Officers, and Employees (Incorporated by reference to Annex Gof the Registration Statement S-4 (file no. 333-132826) filed with the Securities and Exchange Commission on March 30, 2006).

15.1	HLS Systems International, Ltd. Audit Committee Charter, adopted June 20, 2008 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed with the Securities and Exchange Commission on June 27, 2008).

15.2*	HLS Systems International, Ltd. Compensation Committee Charter, adopted on August 14, 2013.

15.3	HLS Systems International, Ltd. Governance and Nominating Committee Charter, adopted June 20, 2008 (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed with the Securities and Exchange Commission on June 27, 2008).

15.4*	Consent of BDO Limited, relating to Form S-8 Registration Statement 333-170811.

15.5*	Consent of Ernst and Young Hua Ming LLP, relating to Form S-8 Registration Statement 333-170811.

101.INS*	XBRL Instant Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBLR Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase

101.LAB*	XBRL Taxonomy Extension Label Linkbase

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase

* Filed with this annual report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

/s/ Changli Wang
Changli Wang

Date: September 27, 2013	Chief Executive Officer

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Hollysys Automation Technologies Ltd.

We have audited the accompanying consolidated balance sheets of Hollysys Automation Technologies Ltd. (the “Company”) as of June 30, 2013 and 2012, and the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows for each of the two years in the period ended June 30, 2013. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hollysys Automation Technologies Ltd. at June 30, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the two years in the period ended June 30, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hollysys Automation Technologies Ltd.’s internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Tread way Commission and our report dated September 27, 2013, expressed an unqualified opinion thereon.

/s/  Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

September 27, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Hollysys Automation Technologies Ltd.

We have audited Hollysys Automation Technologies Ltd.’s internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Tread way Commission (the “COSO criteria”). Hollysys Automation Technologies Ltd.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Bond Corporation Pte. Ltd. which is included in the 2013 consolidated financial statements of Hollysys Automation Technologies Ltd. and constituted US$102.4 million and US$74.1 million of total and net assets, respectively, as of June 30, 2013, and US$22.8 million and US$1.8 million of net revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Hollysys Automation Technologies Ltd. also did not include an evaluation of the internal control over financial reporting of Bond Corporation Pte. Ltd..

In our opinion, Hollysys Automation Technologies Ltd. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hollysys Automation Technologies Ltd. as of June 30, 2013 and 2012, and the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows for each of the two years in the period ended June 30, 2013 and our report dated September 27, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

September 27, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Hollysys Automation Technologies Ltd.

We have audited the accompanying consolidated statements of comprehensive income, stockholders' equity and cash flows of Hollysys Automation Technologies Ltd. and its subsidiaries (the “Company”) for the year ended June 30, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of its operations and cash flows for the year ended June 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Limited

Hong Kong

September 21, 2011

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In US dollars except for number of shares and per share data)

		June 30,
	Notes	2012	2013
ASSETS
Current assets:
Cash and cash equivalents		$96,332,962	$112,228,579
Time deposits with maturities over three months		21,586,896	20,858,840
Restricted cash		5,544,273	3,390,144
Accounts receivable, net of allowance for doubtful accounts of $14,287,361 and $20,102,808 as of June 30, 2012 and 2013, respectively	5	136,589,994	176,598,496
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $1,890,108 and $2,361,880 as of June 30, 2012 and 2013, respectively	6	115,161,236	143,752,978
Other receivables, net of allowance for doubtful accounts of $344,978 and $322,218 as of June 30, 2012 and 2013, respectively		7,287,214	11,722,535
Advances to suppliers		10,300,182	8,593,175
Amounts due from related parties	22	16,336,558	26,511,454
Inventories	4	26,745,225	34,104,057
Prepaid expenses		876,363	1,073,655
Income tax recoverable		139,469	1,704,290
Deferred tax assets	20	772,061	3,033,931
Assets held for sale	9	-	2,876,054
Total current assets		$437,672,433	$546,448,188

Non-current assets:
Restricted cash		-	6,754,117
Prepaid expense		-	425,936
Property, plant and equipment, net	7	63,536,646	79,496,315
Prepaid land leases	8	6,870,076	12,629,664
Acquired intangible assets, net	10	594,971	11,817,596
Investments in equity investees	12	13,080,929	16,063,731
Investments in cost investees	12	2,996,638	3,715,808
Goodwill	11	27,588,883	65,787,020
Deferred tax assets	20	414,399	1,494,551
Total non-current assets		$115,082,542	$198,184,738

Total assets		$552,754,975	$744,632,926

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	14	-	8,329,263
Current portion of long-term bank loans	15	7,914,668	8,671,080
Accounts payable		78,761,476	111,052,268
Construction costs payable		923,205	5,872,553
Deferred revenue		59,293,745	67,066,822
Accrued payroll and related expenses		6,448,623	8,966,026
Income tax payable		3,605,030	6,296,759
Warranty liabilities	13	3,575,920	1,865,784
Other tax payables		18,225,344	22,048,392
Accrued liabilities		7,746,036	18,580,398
Amounts due to related parties	22	1,964,275	2,080,869
Deferred tax liabilities	20	370,300	2,186,518
Current portion of acquisition-related consideration	3	-	5,435,451
Total current liabilities		$188,828,622	$268,452,183

Long-term bank loans	15	24,641,374	19,104,733
Deferred tax liabilities		-	3,272,698
Warranty liabilities	13	-	2,094,857
Non-current portion of acquisition-related consideration	3	-	36,233,460
Total non-current liabilities		$24,641,374	$60,705,748

Total liabilities		$213,469,996	$329,157,931

Commitments and contingencies	23

Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 55,998,917 and 57,554,824 shares issued and outstanding as of June 30, 2012 and 2013, respectively	17	55,999	57,555
Additional paid-in capital		151,305,146	170,779,250
Statutory reserves		23,091,072	23,146,671
Retained earnings		130,934,342	182,873,145
Accumulated other comprehensive income		32,714,556	36,871,667
Total Hollysys Automation Technologies Ltd. stockholder’s equity		$338,101,115	$413,728,288
Noncontrolling interests		1,183,864	1,746,707
Total equity		339,284,979	415,474,995

Total liabilities and equity		$552,754,975	$744,632,926

See accompanying notes to consolidated financial statements

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In US dollars except for number of shares and per share data)

		Year ended June 30,
	Notes	2011	2012	2013
Net revenues
Integrated contract revenue (including revenue from related parties of $3,717,358, $5,256,870 and $18,473,320 for the years ended June 30, 2011, 2012 and 2013, respectively)		$248,576,098	$304,967,477	$328,551,083
Products sales (including revenue from related parties of $580,705, $109,917 and $1,083,803 for the years ended June 30, 2011, 2012 and 2013, respectively)		14,265,788	16,736,455	20,503,919
Total net revenues		262,841,886	321,703,932	349,055,002

Costs of integrated contracts (including purchases from related parties of $3,064,587, $72,774 and $1,475,149 for the years ended June 30, 2011, 2012 and 2013 respectively)		165,354,157	189,152,826	218,586,778
Costs of products sold		6,359,013	6,204,356	6,799,536
Gross profit		91,128,716	126,346,750	123,668,688

Operating expenses
Selling		20,445,846	27,636,866	26,793,752
General and administrative		16,671,448	26,025,459	29,647,665
Research and development		20,132,575	25,552,297	32,507,314
VAT refunds and government subsidies		(10,811,919)	(18,306,056)	(22,982,148)
Total operating expenses		46,437,950	60,908,566	65,966,583

Income from operations		44,690,766	65,438,184	57,702,105

Other (expense) income, net (including other income from related parties of nil ,$45,475 and $65,926 for the years ended June 30, 2011, 2012 and 2013, respectively)		(208,093)	792,817	879,427
Gain on disposal of long term investments	12	1,400,533	2,043,977	-
Dilution gain on share of an equity investee	12	756,619	-	-
Share of net income (loss) of equity investees	12	2,847,866	(3,141)	297,177
Interest income		1,101,531	1,751,982	3,075,072
Interest expenses		(2,680,141)	(3,097,754)	(2,169,667)
Dividend income from cost investees	12	-	-	833,567
Income before income taxes		47,909,081	66,926,065	60,617,681

Income tax expenses	20	6,443,967	10,352,318	8,096,798
Net income		41,465,114	56,573,747	52,520,883

Less: net (loss) income attributable to noncontrolling interests		(4,884)	351,900	526,481
Net income attributable to Hollysys Automation Technologies Ltd.		$41,469,998	$56,221,847	$51,994,402

Other comprehensive income, net of nil tax
Translation adjustments, net of nil tax		$9,308,905	$5,910,090	$4,193,473
Comprehensive income		50,774,019	62,483,837	56,714,356

Less: comprehensive income attributable to noncontrolling interests		35,753	373,246	562,843
Comprehensive income attributable to Hollysys Automation Technologies Ltd.		$50,738,266	$62,110,591	$56,151,513

Net income per share:
Basic	21	$0.76	$1.01	$0.93
Diluted	21	$0.75	$1.01	$0.92

Shares used in income per share computation:
Weighted average number of ordinary shares		54,564,842	55,659,765	56,167,592
Weighted average number of diluted ordinary shares		54,949,280	55,828,361	56,412,469

See accompanying notes to consolidated financial statements

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars)

	Year ended June 30,
	2011	2012	2013
Cash flows from operating activities:
Net income	$41,465,114	$56,573,747	$52,520,883
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation of property, plant and equipment	4,334,113	6,054,199	6,223,644
Amortization of prepaid land leases	134,479	171,204	157,504
Amortization of intangible assets	-	1,362,282	2,847,773
Allowance for doubtful accounts	2,816,320	4,434,129	6,341,873
(Gain) loss on disposal of property, plant and equipment	(166,177)	196,117	(97,449)
Impairment loss on property, plant and equipment	23,711	-	-
Impairment loss on share of a cost investment	165,948	-	-
Share of net (income) loss from equity investees	(2,847,866)	3,141	(297,177)
Gain on disposal of long term investments	(1,400,533)	(2,043,977)	-
Gain on disposal of a subsidiary	-	-	(6,478)
Dilution gain on share of an equity investee	(756,619)	-	-
Amortization of expenses accrued for bond payable	31,531	-	-
Share-based compensation expenses	551,966	1,139,368	1,599,496
Deferred income tax (benefit) expenses	(1,297,968)	1,713,253	(1,955,829)
Dividends income from cost investees	-	-	(833,567)
Acquisition-related consideration adjustments	-	-	1,163,179
Changes in operating assets and liabilities:
Accounts receivable	(30,227,617)	(29,288,766)	(33,422,591)
Costs and estimated earnings in excess of billings	(42,587,603)	(12,302,872)	(19,956,215)
Inventories	(3,256,130)	2,412,298	(6,673,261)
Advances to suppliers	3,384,430	(1,814,764)	2,054,370
Other receivables	(685,398)	4,132,144	(3,432,599)
Deposits and other assets	506,365	(1,118,873)	(4,856,915)
Due from related parties	(336,128)	(2,871,070)	(11,672,808)
Accounts payable	18,481,215	8,838,803	22,435,049
Deferred revenue	7,994,334	14,392,486	4,140,209
Accruals and other payable	2,113,829	2,966,928	11,040,307
Due to related parties	(457,800)	(344,006)	57,762
Income tax payable	(1,167,314)	(2,871,713)	53,799
Other tax payables	1,390,307	5,445,154	3,246,426
Net cash (used in) provided by operating activities	$(1,793,491)	$57,179,212	$30,677,385

Cash flows from investing activities:
Time deposits placed with banks	$-	$(39,012,896)	$(19,592,169)
Purchases of property, plant and equipment	(16,045,183)	(8,250,146)	(9,087,583)
Maturity of time deposits	-	17,426,000	28,068,557
Proceeds from disposal of property, plant and equipment	12,574	3,276,341	333,810
Proceeds from disposal of shares of equity investees	3,726,997	4,439,707	-
Repayments from equity investees	27	-	-
Acquisition of shares of an equity investee	-	(474,316)	-
Dividends from equity investees	90,517	-	-
Acquisition of a subsidiary, net of cash acquired	-	(5,296,855)	(11,936,376)
Cash prepaid for acquisition of a subsidiary	(16,856,148)	-	-
Proceeds from disposal of a subsidiary	-	-	112,674
Net cash used in investing activities	(29,071,216)	(27,892,165)	(12,101,087)

Cash flows from financing activities:
Repayments of bonds payable	$(12,068,913)	$-	$-
Proceeds from short-term bank loans	15,671,580	563,736	7,499,136
Repayments of short-term bank loans	(5,924,784)	(12,314,261)	(4,555,348)
Proceeds from long-term bank loans	-	-	610,588
Repayments of long-term bank loans	(1,508,614)	(6,012,895)	(8,237,030)
Proceeds from exercise of options	1,070,700	672,000	967,200
Repayment of amounts due to the former shareholders of a subsidiary	-	(8,243,700)	-
Net cash used in financing activities	(2,760,031)	(25,335,120)	(3,715,454)

Effect of foreign exchange rate changes	4,791,852	1,711,976	1,034,773
Net (decrease) increase in cash and cash equivalents	$(28,832,886)	$5,663,903	$15,895,617

Cash and cash equivalents, beginning of year	119,501,945	90,669,059	96,332,962
Cash and cash equivalents, end of year	$90,669,059	$96,332,962	$112,228,579

Supplementary disclosures of cash flow information:
Cash paid during the year for:
Interest	$2,680,141	$3,031,593	$2,087,170
Income tax	$7,109,057	$11,144,407	$10,024,263

Supplementary disclosures of significant non-cash transactions:
Acquisition of property, plant and equipment included in construction costs payable and accrued liabilities	$-	$8,010,950	$6,763,643
Issuance of ordinary shares as purchase consideration in connection with the acquisition of Concord	$-	$9,121,499	$-
Issuance of ordinary shares as purchase consideration in connection with the acquisition of Bond	$-	$-	$16,908,964

See accompanying notes to consolidated financial statements.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In US dollars except for number of shares)

	Ordinary shares		Additional paid-in capital	Statutory reserves	Retained earnings	Accumulated other comprehensive income	Total Hollysys Automation Technologies Ltd. stockholders’ equity	Noncontrolling interests	Total equity
	Shares	Amount
Balance at June 30, 2010	54,449,129	$54,450	$138,751,162	$17,396,777	$38,936,792	$17,557,544	$212,696,725	$774,865	$213,471,590

Share-based compensation	-	-	551,966	-	-	-	551,966	-	551,966
Issuance of ordinary shares upon exercise of options	243,000	243	1,070,457	-	-	-	1,070,700	-	1,070,700
Net income for the year	-	-	-	-	41,469,998	-	41,469,998	(4,884)	41,465,114
Appropriations to statutory reserves	-	-	-	5,665,002	(5,665,002)	-	-	-	-
Translation adjustments	-	-	-	-	-	9,268,268	9,268,268	40,637	9,308,905
Balance at June 30, 2011	54,692,129	$54,693	$140,373,585	$23,061,779	$74,741,788	$26,825,812	$265,057,657	$810,618	$265,868,275
Share-based compensation	-	-	1,139,368	-	-	-	1,139,368	-	1,139,368
Issuance of ordinary shares upon exercise of options	300,000	300	671,700	-	-	-	672,000	-	672,000
Acquisition of a subsidiary	1,006,788	1,006	9,120,493	-	-	-	9,121,499	-	9,121,499
Net income for the year	-	-	-	-	56,221,847	-	56,221,847	351,900	56,573,747
Appropriations to statutory reserves	-	-	-	29,293	(29,293)	-	-	-	-
Translation adjustments	-	-	-	-	-	5,888,744	5,888,744	21,346	5,910,090
Balance at June 30, 2012	55,998,917	$55,999	$151,305,146	$23,091,072	$130,934,342	$32,714,556	$338,101,115	$1,183,864	$339,284,979
Share-based compensation	-	-	1,599,496	-	-	-	1,599,496	-	1,599,496
Issuance of ordinary shares upon exercise of options	138,000	138	967,062	-	-	-	967,200	-	967,200
Issuance of ordinary shares upon vesting of restricted shares	10,000	10	(10)	-	-	-	-	-	-
Acquisition of a subsidiary	1,407,907	1,408	16,907,556	-	-	-	16,908,964	-	16,908,964
Net income for the year	-	-	-	-	51,994,402	-	51,994,402	526,481	52,520,883
Appropriations to statutory reserves	-	-	-	55,599	(55,599)	-	-	-	-
Translation adjustments	-	-	-	-	-	4,157,111	4,157,111	36,362	4,193,473
Balance at June 30, 2013	57,554,824	$57,555	$170,779,250	$23,146,671	$182,873,145	$36,871,667	$413,728,288	$1,746,707	$415,474,995

NOTE 1 -	ORGANIZATION AND BUSINESS BACKGROUND

Hollysys Automation Technologies Ltd. (“Hollysys” or the “Company”), formerly known as HLS Systems International Ltd., was established under the laws of the British Virgin Islands (“BVI”) on February 6, 2006, for the purpose of merging with Chardan North China Acquisition Corporation (“Chardan”), a blank check company incorporated in Deleware, United States of America, and to hold 100% interest in Gifted Time Holdings Limited (“GTH”) upon the completion of a share exchange transaction (the “Share Exchange Transaction”). GTH was established under the laws of BVI on September 21, 2005 and was the holding company of Beijing Hollysys Co., Ltd. (“Beijing Hollysys”) and Hangzhou Hollysys Automation Co., Ltd. (“Hangzhou Hollysys”) through a reorganization arrangement with equity interests of 74.11% and 60%, respectively.

On September 7, 2007, the shareholders of Chardan approved the Share Exchange Transaction. As a result, Chardan merged with and into Hollysys to finish the re-domestication merger and Hollysys consummated the Share Exchange Transaction with GTH. Upon completion of the Share Exchange Transaction, Hollysys owned 100% interest in GTH, which held 74.11% beneficiary interest of Beijing Hollysys and 60% equity interest of Hangzhou Hollysys. Beijing Hollysys held the remaining 40% equity interest of Hangzhou Hollysys.

On July 1, 2009, the Company acquired 1.78% equity interest in Beijing Hollysys from the noncontrolling shareholders for a consideration of RMB18,000,000 (approximately $2,638,793). Upon completion of the acquisition, the Company held a 75.89% equity interest in Beijing Hollysys.

On December 23, 2009, the Company entered into a share sale and purchase agreement with Unionway Resources Limited (“Unionway”), a company incorporated in the BVI, pursuant to which, among other things, the Company acquired 24.11% equity interest of Beijing Hollysys. As the consideration for the acquisition, the Company paid RMB67,634,366 ($9,917,063) in cash and issued 4,413,948 ordinary shares, with total fair value of $53,011,515, to Unionway on March 16, 2010. Upon completion of the acquisition, the Company indirectly owns 100% of Beijing Hollysys.

On July 1, 2011, the Company acquired 100% equity interest of Concord Corporation Pte. Ltd (including Concord Corporation Pte. Ltd., Dubai branch) and its subsidiaries, Concord Electrical Pte. Ltd., and Concord Electrical Sdn. Bhd. (collectively, “Concord”). Concord is a Singapore headquartered integrated construction and installation services provider to rail and industrial companies in Southeast Asia and the Middle East.

On May 9, 2012, Concord Solution (HK) Limited was established to provide integrated automation products and services. It is 100% indirectly owned by the Company with a registered capital of HKD10,000.

On July 24, 2012, Hangzhou Hollysys System Engineering Co., Ltd. was established to provide integrated automation products and services. It is 100% indirectly owned by the Company with a registered capital of RMB50,000,000.

In December 2012, the Company disposed of its 51% equity interest in Beijing WoDeWeiYe Technology Exploration Co., Ltd. (“WoDeWeiYe”) for a consideration of $112,674. WoDeWeiYe was insignificant to the Company and thus the results of WoDeWeiYe were not presented as discontinued operation. The net revenues and net income (loss) of WoDeWeiYe included in the consolidated financial statements of the Company were as follows:

	Year ended June 30,
	2011	2012	2013

Net revenues	$881,507	$726,193	$48,826
Net income (loss)	$(169,472)	$84,147	$(32,763)

On January 10, 2013, Hollysys International Pte. Ltd. was established under the law of Singapore for the purpose of holding the 100% equity interest of Bond Corporation Pte. Ltd. to complete the acquisition. It is 100% owned by the Company with a registered capital of SGD20,000,000.

On February 21, 2013, Concord M Design and Engineering Company Limited was established to undertake potential projects in Macau. It is 100% indirectly owned by the Company with a registered capital of 25,000 Macau Pataca.

On April 1, 2013, the Company acquired 100% equity interest of Bond Corporation Pte. Ltd. and its subsidiaries, Bond M & E Sdn. Bhd., Bond M & E (KL) Sdn. Bhd. and Bond M & E Pte. Ltd (collectively, “Bond”). Bond is a Singapore headquartered mechanical and electrical solution service provider for building construction and renovation projects in Malaysia and Singapore.

As of June 30, 2013, details of the Company’s subsidiaries are as follows:

Name of company	Place of incorporation	Date of incorporation	Percentage of ownership interest attributable to the Company		Principal activities
			Directly	Indirectly

Gifted Time Holdings Limited ("GTH")	BVI	September 21, 2005	100%	-	Investment holding

Clear Mind Limited ("Clear Mind")	BVI	November 29, 2007	-	100%	Investment holding

World Hope Enterprises Limited ("World Hope")	Hong Kong	September 17, 2007	-	100%	Investment holding

Beijing Helitong Science & Technology Exploration Co., Ltd. ("Helitong")	People’s Republic of China (“PRC”)	January 25, 2008	-	100%	Investment holding

Hollysys Group Co., Ltd. ("Hollysys Group")	PRC	December 17, 2007	-	100%	Investment holding

Hollysys (Beijing) Investment Co., Ltd. ("Hollysys Investment")	PRC	April 15, 2011	-	100%	Investment management

Beijing Hollysys Automation & Drive Co., Ltd. ("Hollysys A&D")	PRC	May 13, 2008	-	100%	Provision of integrated automation products and services

Hangzhou Hollysys Automation Co., Ltd. ("Hangzhou Hollysys")	PRC	September 24, 2003	-	100%	Provision of integrated automation products and services

Hangzhou Hollysys System Engineering Co., Ltd. (“Hangzhou System”)	PRC	July 24, 2012		100%	Provision of integrated automation products and services

Beijing Hollysys Electronics Technology Co., Ltd. ("Hollysys Electronics")	PRC	June 4, 2010	-	100%	Manufacture components of automation products for members of Hollysys

Beijing Hollycon Medicine & Technology Co., Ltd.(“Hollycon”)	PRC	June 4, 2010	-	51%	Manufacture and sale of medical automation equipment

Beijing Hollysys Co., Ltd. ("Beijing Hollysys")	PRC	September 25, 1996	-	100%	Provision of integrated automation products and services

Beijing Haotong Science and Technology Development Co., Ltd. ("Haotong")	PRC	October 26, 2000	-	100%	Dormant

Xi’an Hollysys Co., Ltd. ("Xi'an Hollysys")	PRC	March 9, 2011	-	100%	Research and development

Hollsys International Pte. Limited ("HI")	Singapore	January 10, 2013	100%	-	Investment holding

Hollysys (Asia Pacific) Pte. Limited ("HAP")	Singapore	October 23, 1997	-	100%	Sale of integrated automation products

Concord Corporation Pte. Ltd ("CCPL")	Singapore	March 10, 2008	-	100%	Provision of integrated construction and installation services

Concord Electrical Pte. Ltd. ("CEPL")	Singapore	May 25, 1984	-	100%	Provision of integrated construction and installation services

Concord Electrical Sdn. Bhd. ("CESB")	Malaysia	May 13, 1994	-	100%	Provision of integrated construction and installation services

Concord Solution (HK) Limited ("CSHK")	Hong Kong	May 9, 2012	-	100%	Provision of integrated automation products and services

Concord M Design and Engineering Company Limited (“CMDE”)	Macau	February 21, 2013	-	100%	Provision of integrated automation products and services

Bond Corporation Pte Ltd ("BCPL")	Singapore	November 1, 2012	-	100%	Investment holding

Bond M & E Pte. Ltd (“BMSG”)	Singapore	March 6, 1981	-	100%	Provision of mechanical and electrical solutions and installation services

Bond M & E Sdn. Bhd. (“BMJB”)	Malaysia	October 25, 1983	-	100%	Provision of mechanical and electrical solutions and installation services

Bond M & E (KL) Sdn. Bhd. (“BMKL”)	Malaysia	October 24, 1989	-	100%	Provision of mechanical and electrical solutions and installation services

The Company is principally engaged in the manufacture, sale and provision of integrated automation systems and services, mechanical and electrical solution services and installation services in the PRC, Hong Kong, Southeast Asia and the Middle East through its operating subsidiaries.

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

Foreign currency translations and transactions

The Company, GTH, Clear Mind and World Hope’s functional and reporting currency is the United States dollars (“US dollars” or “$”); whereas the Company’s subsidiaries use the primary currency of the economic environment in which their operations are conducted as their functional currency. Renminbi (“RMB”) is determined to be the functional currency of all PRC subsidiaries; Singapore dollar (“SGD”) is determined to be the functional currency of HI, HAP, CCPL, CEPL, BCPL and BMSG; Malaysian Ringgit (“MYR”) is determined to be the functional currency of CESB, BMJB and BMKL; and United Arab Emirates Dirham (“AED”), Hong Kong dollar (“HKD”), and Macau Pataca (“MOP”) are the functional currencies of CCPL Dubai branch, CSHK, and CMDE respectively.

The Company translates the assets and liabilities into US dollars using the rate of exchange prevailing at the balance sheet date, and the statements of comprehensive income are translated at average rates during the reporting period. Adjustments resulting from the translation of financial statements from the functional currency into US dollars are recorded in stockholders’ equity as part of accumulated other comprehensive income. Gains or losses resulting from transactions in currencies other than the functional currency are reflected in the consolidated statements of comprehensive income for the reporting period.

For the years ended June 30, 2011, 2012 and 2013, the Company recorded foreign exchange gain (loss), net of $1,326,011, ($275,341) and $799,609, respectively.

Business combinations

The Company accounts for its business combinations using the purchase method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”). The purchase method accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total cost of the acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statements of comprehensive income.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted cash flows over that period.

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

Time deposits with original maturities over three months

Time deposits with original maturities over three months consist of deposits placed with financial institutions with original maturity terms of six months or one year. As of June 30, 2013, an amount of $14,016,821 and $6,842,019 time deposit with original maturities over three months were placed in financial institutions in the PRC and Malaysia, respectively.

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

Revenue generated from mechanical and electrical solution contracts for the construction or renovation of buildings, rail or infrastructure facilities are recognized over the contractual terms based on the percentage of completion method. The contracts for mechanical and electrical solution services are legally enforceable binding agreements between the Company and customers. The duration of contracts depends on the contract size and the complexity of the construction work and ranges from 6 months to 3 years excluding the warranty period. The majority of the contract duration is longer than one year.

In accordance with ASC 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts (“ASC 605-35”) recognition is based on an estimate of the income earned to date, less income recognized in earlier periods. Revisions in the estimated total costs of integrated contracts are made in the period in which the circumstances requiring the revision become known. Provisions, if any, are made in the period when anticipated losses are expected on uncompleted contracts.

The Company reviews and updates the estimated total costs of integrated solution contracts at least semi-annually. The Company accounts for revisions to contract revenue and estimated total costs of integrated solution contracts, including the impact due to approved change orders, in the period in which the facts that cause the revision become known as changes in estimates. Unapproved change orders are considered claims. Claims are recognized only when it has been awarded by customers. Excluding the impact of change orders, if the estimated total costs of integrated solution contracts, which are revised during the year ended June, 30, 2013, had been used as a basis of recognition of contract revenue since the contract commencement, net income, basic net income per share, and diluted net income per share for the year ended June 30, 2013, would have decreased by $11,252,708, $0.20, and $0.20, respectively. Revisions to estimated total costs for the year ended June 30, 2013 were made in the ordinary course of business.

The Company combines a group of contracts as one project if they are closely related and are, in substance, parts of a single project with an overall profit margin. The Company segments a contract into several projects, when they are of different business substance, for example, with different business negotiation, solutions, implementation plans and margins.

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

Inventories

Inventories are composed of raw materials, work in progress, purchased and manufactured finished goods and low value consumables. Inventories are accounted for on the “first-in, first-out basis”, and stated at the lower of cost or market.

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

Costs incurred for a specific anticipated contract are included in inventory when the recoverability is evaluated to be probable. Costs included in inventory in anticipation of a contract are included in contract costs upon the receipt of the anticipated contract.

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

Accounts receivable and costs and estimated earnings in excess of billings

Performance of the integrated contracts will often extend over long periods and the Company’s right to receive payments depends on its performance in accordance with the contractual agreements. There are different billing practices in PRC and overseas operating subsidiaries including Concord and Bond. In the PRC, billings are rendered based on agreed milestones depending on the contracts terms with customers. In general, there are four milestones: 1) project commencement, 2) system manufacturing and delivery, 3) installation, trial-run and customer acceptance, and 4) expiration of the warranty period. The amounts to be billed when each of the specified milestones is reached are specified in the contracts. All contracts have the first milestone, but not all contracts have a prepayment. Each interval of two continuous billings under an integrated contract varies depending on the duration of the contract (under certain contracts, the interval of two continuous billings is longer than one year) and the last billing to be issued for an integrated solution contract is at the end of a warranty period. For Concord and Bond, billing claims are rendered subject to the approval and certification by the customers or their designated consultants. Payments are made to Concord or Bond based on the certified billings accordingly to the payment terms as mutually agreed between the customers and Concord or Bond. Certain amounts are retained by the customer and payable to Concord and Bond upon satisfaction of final quality inspection or at the end of the warranty period. The retained amounts for the three years ended June 30, 2011, 2012 and 2013 were nil, $2,091,805 and $6,549,418, respectively. Prepayments received are recorded as deferred revenue. The deferred revenue will be recognized as revenue under the percentage of completion method along with the progress of a contract. If no prepayment is received by the Company, revenue will be recognized through cost and estimated earnings in excess of billings.

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

Property, plant and equipment, net

Property, plant and equipment, other than construction in progress, are recorded at cost and are stated net of accumulated depreciation and impairment, if any. Depreciation expense is determined using the straight-line method over the estimated useful lives of the assets as follows:

Buildings	30 - 50 years
Machinery	5 - 10 years
Software	3 - 5 years
Vehicles	5 - 6 years
Electronic and other equipment	3 - 10 years

Construction in progress represents uncompleted construction work of certain facilities which, upon completion, management intends to hold for production purposes. In addition to costs under construction contracts, other costs directly related to the construction of such facilities, including duty and tariff, equipment installation and shipping costs, and borrowing costs are capitalized. Depreciation commences when the asset is placed in service.

Maintenance and repairs are charged directly to expense as incurred, whereas betterment and renewals are capitalized in their respective accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized for the reporting period.

Prepaid land leases, net

Prepaid land lease payments, for the land use right of three parcels of land in the PRC, three parcels of leasehold land in Malaysia and one parcel of leasehold land in Singapore, are initially stated at cost and are subsequently amortized on a straight-line basis over the lease terms of 49 to 88 years.

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

The estimated useful lives for the acquired intangible assets are as follows:

Category	Estimated useful life
Customer relationship	57 - 60 months
Order backlog	21 - 33 months

Residual values are considered nil.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. The Company’s goodwill outstanding at June 30, 2013 was related to the acquisition of Concord and Bond (see note 3). In accordance with ASC 350, Intangibles, Goodwill and Other (“ASC 350”), goodwill is not amortized, but rather is tested for impairment at least annually or more frequently if there are indicators of impairment present.

Goodwill is tested for impairment on June 30 in each year. The Company adopted ASU No. 2011- 08, Testing Goodwill for Impairment, pursuant to which the Company performs a qualitative assessment to determine if it is more likely than not that the fair value of each identified reporting unit is less than its carrying amount. If this is the case, the Company is not required to calculate the fair value of its reporting unit(s) and perform the two-step impairment test. However, if the Company concludes otherwise, the first step of the two-step impairment test is performed by comparing the carrying value of its reporting unit to its fair value. If the carrying value of the reporting unit is greater than its fair value, the second step is performed, where the implied fair value of goodwill is compared to its carrying value. The Company recognizes an impairment charge for the amount by which the carrying amount of goodwill exceeds its implied fair value.

There was no impairment loss for the periods presented.

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

The impairment loss on long-lived assets for each of the years ended June 30, 2011, 2012 and 2013 were $23,711, nil and nil respectively, included in the general and administrative expenses, which represented impairment loss on property, plant and equipment.

Shipping and handling costs

All shipping and handling fees charged to customers are included in net revenue, and shipping and handling costs for goods shipped by the Company to customers are included in cost of integrated contracts and/or costs of products sold.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Company adopted ASC 740, Income Taxes (“ASC 740”), which clarifies the accounting and disclosure for uncertainty in income taxes. Interests and penalties arising from underpayment of income taxes shall be computed in accordance with the related tax laws. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interests and penalties recognized in accordance with ASC 740 are classified in the financial statements as a component of income tax expense. In accordance with the provisions of ASC 740, the Company recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company’s estimated liability for unrecognized tax positions which is included in the accrued liabilities is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Company’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Company’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Research and development costs

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

VAT refunds and government subsidies

Pursuant to the laws and regulations of the PRC, the Company remits 17% of its sales as valued added tax (“VAT”), and then is entitled to a refund of the portion that the Company’s actual VAT burden exceeding 3% levied on all sales containing internally developed software products. VAT refunds are recognized in the statements of comprehensive income when the necessary approval from the tax authority has been received. Certain subsidiaries of the Company located in the PRC receive government subsidies from local PRC government agencies. Government subsidies are recognized in the statement of comprehensive income when the attached conditions have been met. Government grants received for the years ended June 30, 2011, 2012 and 2013 amounted to $2,374,496 and $5,408,210 and $11,322,147, respectively, of which $1,823,851 and $3,294,511 and $4,877,720 were included as a credit to operating expenses in the statements of comprehensive income for the year ended June 30, 2011, 2012 and 2013, respectively.

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

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management evaluates estimates, including those related to the expected total costs of integrated contracts, expected gross margins of integrated solution contracts, allowance for doubtful accounts, fair values of share options, the purchase price allocation and contingent consideration with respect to business combinations, warranties, valuation allowance of deferred tax assets and impairment of goodwill and other long-lived assets. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ materially from those estimates.

Segment reporting

In accordance with ASC 280, Segment reporting (“ASC 280”), segment reporting is determined based on how the Company’s chief operating decision makers review operating results to make decisions about allocating resources and assessing performance of the Company. According to management’s approach, the Company organizes its internal financial reporting structure based on its main product and service offerings. To better assess the Company’s performance and allocate resources, the chief operating decision makers revised their internal financial reporting structure and their management report for the year ended June 30, 2013 and operates in three principal business segments from 2013, namely industrial automation, rail transportation and mechanical and electrical solution. The prior year comparative segment disclosures were restated to reflect the Company’s current financial reporting structure. The Company does not allocate any assets to the three segments as management does not use the information to measure the performance of the reportable segments.

Comprehensive income

Comprehensive income is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. In accordance with ASC 220, Comprehensive Income (“ASC 220”), the Company presents components of net income and other comprehensive income in one continuous statement.

Investments in cost and equity investees

The Company accounts for its equity investments under either the cost method or the equity method considering if the Company has the right and is able to exercise significant influences over the investees. Under the cost method, investments are initially carried at cost. The Company recognizes an impairment charge, equal to the difference between the cost basis and the fair value of the investment, when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. A variety of factors are considered when determining if a decline in fair value below carrying value is other than temporary, including, among others, the financial condition and prospects of the investee.

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

The impairment loss on investment in cost investees for the years ended June 30, 2011, 2012 and 2013 were $165,948, nil and nil, respectively. There was no impairment loss on investments in equity investees for the years ended June 30, 2011, 2012 and 2013.

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

Income per share

Income per share is computed in accordance with ASC 260, Earnings Per Share (“ASC 260”). Basic income per ordinary share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

Share-based compensation

The Company accounts for share-based compensation in accordance with ASC 718, Compensation-Stock Compensation (“ASC 718”). The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award. The compensation cost for each vesting tranche in an award subject to performance vesting is recognized ratably from the service inception date to the vesting date for each tranche. To the extent the required service and performance conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent period if actual forfeitures differ from initial estimates.

Fair value measurements

The Company has adopted ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. It does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. It establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable inputs, which may be used to measure fair value and include the following:

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

Leases

Leases have been classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Lessor

Minimum contractual rental from leases are recognized on a straight-line basis over the non-cancelable term of the lease. With respect to a particular lease, actual amounts billed in accordance with the lease during any given period may be higher or lower than the amount of rental revenue recognized for the period. Straight-line rental revenue commences when the customer assumes control of the leased premises. Accrued straight-line rents receivable represents the amount by which straight-line rental revenue exceeds rents currently billed in accordance with lease agreements. Contingent rental revenue is accrued when the contingency is removed.

Concentration of risks

Concentration of credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, time deposits with original maturities over three months, restricted cash, accounts receivable, other receivables and amounts due from related parties. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet date. As of June 30, 2013, substantially all of the Company’s cash and cash equivalents and time deposits with original maturities exceeding three months were managed by financial institutions located in the PRC, Singapore, Malaysia and Dubai, which management believes are of high credit quality. Accounts receivable, other receivables and amounts due from related parties are typically unsecured and the risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

The Company has no customer that individually comprised 10% or more of the outstanding balance of accounts receivable as of June 30, 2012 and 2013.

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

Concentration of foreign currency exchange rate risk

The Company’s exposure to foreign currency exchange rate risk primarily relates to monetary assets or liabilities held in foreign currencies. Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to USD, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. The exchange rate floating bands will remain the same as previously announced in the inter-bank foreign exchange market. The depreciation of the US dollars against RMB was approximately 4.64%, 2.22% and 2.31% for the years ended June 30, 2011, 2012 and 2013 respectively. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position, and the value of its shares in US dollars. An appreciation of RMB against the US dollar would result in foreign currency translation losses when translating the net assets of the Company from RMB into US dollar.

For the years ended June 30, 2011, 2012 and 2013, the net foreign currency translation gains resulting from the translation of RMB and SGD functional currencies to the U.S. dollar reporting currency recorded in other comprehensive income was $9,308,905, $5,910,090 and $4,193,473, respectively.

Recent accounting pronouncements

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which adds new disclosure requirements for items reclassified out of accumulated other comprehensive income (“AOCI”). The standard does not amend any existing requirement for reporting net income or other comprehensive income (“OCI”) in the financial statements. However, it requires an entity to provide information about the amounts reclassified out of AOCI by component. The objective of this ASU is to help entities improve the transparency of changes in OCI and items reclassified out of AOCI in their financial statements. The standard is effective for annual reporting periods beginning after December 15, 2012 and should be applied prospectively. Early adoption is permitted. The Company will adopt ASU 2013-02 on July 1, 2013 and does not expect the adoption of this standard to have a material effect on its consolidated financial statements.

In March 2013, the FASB issued ASU 2013-05, Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, which specifies that the entire amount of cumulative translation adjustments should be released into earnings when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and when the sale or transfer results in the complete or substantially complete liquidation of the investment in the foreign entity. The objective of ASU 2013-05 is to resolve the diversity in practice as it relates to the release of the cumulative translation adjustment into net income upon de-recognition of a subsidiary or group of assets within a foreign entity. The standard is effective for annual reporting periods beginning after December 15, 2013, and interim periods there in. The standard should be applied prospectively to derecognized events occurring after the effective date. Early adoption is permitted. The Company will adopt ASU 2013-02 on July 1, 2014 and does not expect the adoption of this standard to have a material effect on its consolidated financial statements.

In July 2013, the FASB issued ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax loss, or a Tax Credit Carryforward Exists, which specifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, with certain exceptions. The objective of this ASU is to eliminate diversity in practice. The standard is effective for annual reporting periods beginning after December 15, 2013 and interim periods within. The standard should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Company will adopt ASU 2013-11 on July 1, 2014 and does not expect the adoption of this standard to have a material effect on its consolidated financial statements.

NOTE 3 -	BUSINESS COMBINATIONS

Acquisition of Bond

On April 1, 2013, the Company acquired 100% equity interest of the Bond Group, a Singapore headquartered mechanical and electrical solution service contractor of residential, commercial or industrial building construction and renovation projects in Malaysia and Singapore. The nominal purchase price was $73,000,000, combined of cash and ordinary shares, with a total fair value of approximately $73,804,695 as of the acquisition date, which consisted of:

1)	Cash consideration of $36,500,000, of which $16,390,000 was paid in April 2013, $5,510,000 was paid in September 2013, and $14,600,000 is payable in September 2014; as of the acquisition date, the cash consideration installments to be made in September 2013 and September 2014 had present values of $5,383,270 and $13,286,000, respectively;
2)	Share consideration consisting of 1,407,907 ordinary shares with a market value of $16,908,964 on April 1, 2013, which were issued and transferred by the Company on May 30, 2013;
3)	Incentive shares issuable to the selling shareholders (“Incentive Shares for Bond”) in two equal installments with fair values of $10,940,893 and $10,895,568, respectively. Issuance of Incentive Shares for Bond are subject to Bond achieving pre-determined net income performance targets. The Incentive Shares for Bond, if earned, are to be issued within 30 days after the filing of the Company’s annual report on Form 20-F for the fiscal years 2014 and 2015, respectively. The net income performance targets for the Incentive Shares for Bond are as follows:

	First installment	Second installment
Basis of performance target	Net income for the year ending December 31, 2013	Net income for the year ending December 31, 2014
Target net income	$8,806,044	$10,567,252
Nominal value of shares	$10,950,000	$10,950,000
Referencing share price to achieve the nominal value of shares	Average closing price of the Company’s shares during the trading days from October 1 to December 31, 2013	Average closing price of the Company’s shares during the trading days from October 1 to December 31, 2014

4)	Premium shares issuable to the selling shareholders (“Premium Shares for Bond”) are capped at 15% of the total Incentive Shares for Bond, or $3.3 million, which are subject to Bond achieving a pre-determined compound annual growth rate (“CAGR”) performance target of more than 20% for the two-year period from January 1, 2013 to December 31, 2014. The Premium Shares for Bond, if earned, are to be delivered within 30 days after the filing of the Company’s annual report on Form 20-F for the fiscal year 2015. The CAGR performance targets for the Premium Shares for Bond for the two-year period are as follows:

CAGR performance target:	Premium shares issuable

21%	3% of Incentive Shares for Bond
22%	6% of Incentive Shares for Bond
23%	9% of Incentive Shares for Bond
24%	12% of Incentive Shares for Bond
25% and above	15% of Incentive Shares for Bond

As the Incentive Shares for Bond and Premium Shares for Bond are not subject to any service condition of the selling shareholders, they were determined to be within the scope of ASC 820 (note 16). In accordance with ASC 815, “Derivatives and Hedging.” (“ASC 815”), the Incentive Shares for Bond and the Premium shares for Bond are not considered fixed-for-fixed and therefore, are classified as liabilities as at June 30, 2013. Until the contingency is resolved, the change in fair value of the Incentive Shares for Bond and Premium Shares for Bond are recognized in earnings.

The acquisition date fair value of the considerations as at the acquisition date is summarized in the below table:

Considerations	Fair value as at April 1, 2013

1) Cash consideration (i)	$35,059,270
2) Ordinary shares	16,908,964
3) Incentive Shares for Bond (ii)	21,836,461
4) Premium Shares for Bond (iii)	-

Total consideration	$73,804,695

(i) The cash consideration installments to be made in September 2013 and September 2014 had present values of $5,435,451 and $13,542,450, and were recorded as current portion of acquisition-related consideration liabilities, and non-current portion of the acquisition-related consideration liabilities, respectively, as at June 30, 2013.

(ii) The fair value of the Incentive Shares for Bond was $22,691,010 as at June 30, 2013, and was recorded as non-current portion of acquisition-related consideration liabilities.

(iii) The probability of achieving the growth rate performance target set for Premium Shares for Bond was assessed to be not more than likely.

The Company has completed the valuations necessary to assess the fair value of the tangible and intangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the acquisition date. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition:

April 1, 2013
Cash and cash equivalents	$4,460,439
Time deposits with original maturities over three months	7,486,463
Restricted cash	242,088
Accounts receivable	9,966,206
Cost and estimated earnings in excess of billings	6,340,396
Other receivables	883,441
Advances to suppliers	110,285
Inventories	133,450
Deferred tax assets	104,522
Assets held for sale	2,951,017
Property, plant and equipment	4,891,482
Prepaid land leases	5,884,196
Intangible assets	14,359,346
Investments in equity investees	260,611
Total identifiable assets acquired	58,073,942

Short-term bank loans	5,532,205
Accounts payable	8,654,868
Deferred revenue	2,315,102
Income tax payable	1,015,081
Other tax payable	141,731
Accrued liabilities	314,071
Deferred tax liabilities	3,790,788
Long-term bank loans	2,256,524
Total liabilities assumed	24,020,370

Net identifiable assets acquired	34,053,572

Goodwill	39,751,123
Net assets acquired	$73,804,695

The fair value of accounts receivable acquired was $9,966,206. Gross contractual accounts receivable acquired totaled $10,720,334 and the Company’s best estimate of the contractual cash flows not expected to be collected at acquisition date totaled $754,128.

The identified intangible assets include acquired customer relationships of $2,900,056, with an estimated useful life of 57 months, and acquired order backlogs of $11,459,290, with an estimated useful life of 21 to 33 months. Intangible assets were valued using the multi-period excess earnings method.

The goodwill, which is not tax deductible, is primarily attributable to synergies expected to be achieved from the acquisition, and is assigned to the mechanical and electrical solution segment.

The Company recognized $547,529 of acquisition-related cost in general and administrative expenses in the statement of comprehensive income for the year ended June 30, 2013.

For the year ended June 30, 2013, Bond contributed approximately $22,794,659 to the Company’s total net revenues, and approximately $1,791,123 to the Company’s net income.

The following unaudited pro forma consolidated financial information reflects the results of the operations of the Company for the years ended June 30, 2012 and 2013, as if the acquisition of Bond described above had been completed as of July 1, 2011. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition of Bond actually taken place on the date indicated and may not be indicative of future operating results. These amounts have been calculated after applying the Company's accounting policies and the pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.

	Year ended June 30,
	2012	2013
	(Unaudited)	(Unaudited)
Total revenues	$364,217,246	$392,481,505
Net income attributable to Hollysys Automation Technologies Ltd.	60,108,836	57,813,313
Net income per share:
Basic	1.08	1.03
Diluted	$1.08	$1.02

Acquisition of Concord

On July 1, 2011, the Company acquired 100% equity interest of Concord, a Singapore headquartered electrification related system and service provider to rail and industrial companies in Southeast Asia and the Middle East. The consideration was a combination of cash and ordinary shares, with a total value of approximately $42,910,784, which consisted of:

1)	Cash of SGD41,500,000 (approximately $33,789,285), which was paid in two equal installments of SGD20,750,000 each in May 2011 and July 2011, respectively;

2)	1,006,788 ordinary shares of the Company, with an acquisition date fair value of approximately $9,121,499 issued on September 2, 2011.

The Company also granted an aggregate of 1,510,181 incentive shares (“Incentive Shares for Concord”) to the two selling shareholders of Concord which were subject to service conditions and Concord achieving pre-determined net income performance targets. As the Incentive Shares for Concord are subject to service conditions, they were determined to be within the scope of ASC 718 (see note 18).

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

The fair value of accounts receivable acquired was $8,325,504, the same as the gross contractual accounts receivable acquired.

The identified intangible assets include acquired customer relationships of $529,162, with an estimated useful life of 5 years, and acquired order backlogs of $1,428,091, with an estimated useful life of 2 years. Intangible assets were valued using the multi-period excess earnings method.

The goodwill, which is not tax deductible, is primarily attributable to synergies expected to be achieved from the acquisition, and is assigned to the rail transportation and miscellaneous segments.

The Company recognized $351,836 of acquisition-related cost in general and administrative expenses in the statement of comprehensive income for the year ended June 30, 2012.

For the year ended June 30, 2012, Concord contributed approximately $24,237,402 to the Company’s total net revenues, and approximately $1,936,780 to the Company’s net income.

The following unaudited pro forma consolidated financial information reflects the results of the operations of the Company for the years ended June 30, 2010 and 2011, as if the acquisition of Concord described above had been completed as of July 1, 2009. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition of Concord actually taken place on the date indicated and may not be indicative of future operating results. These amounts have been calculated after applying the Company’s accounting policies and the pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.

	Year ended June 30,
	2010	2011
	(Unaudited)	(Unaudited)

Total revenues	$199,341,604	$295,966,559
Net income attributable to Hollysys Automation Technologies Ltd.	33,225,194	48,967,621

Net income per share:
Basic	0.65	0.90
Diluted	$0.64	$0.89

NOTE 4 -	INVENTORIES

Components of inventories are as follows:

	June 30,
	2012	2013

Raw materials	$7,630,420	$5,621,541
Work in progress	5,242,369	14,338,216
Finished goods	13,869,692	14,125,203
Low value consumables	2,744	19,097

	$26,745,225	$34,104,057

As of June 30, 2012 and 2013, balances of $1,094,650 and $8,492,604, respectively, were costs incurred for specific anticipated contracts for which the recoverability were evaluated to be probable.

NOTE 5 -	ACCOUNTS RECEIVABLE

	June 30,
	2012	2013

Accounts receivable	$150,877,355	$196,701,304
Allowance for doubtful accounts	(14,287,361)	(20,102,808)

	$136,589,994	$176,598,496

The movements in allowance for doubtful accounts are as follows:

	June 30,
	2011	2012	2013

Balance at beginning of year	$8,408,318	$10,691,810	$14,287,361
Additions	2,731,820	3,744,986	5,944,536
Written off	(903,768)	(408,848)	(556,024)
Exchange difference	455,440	259,413	426,935

Balance at end of year	$10,691,810	$14,287,361	$20,102,808

NOTE 6 -	COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS

	June 30,
	2012	2013

Contract costs incurred plus estimated earnings, net	$573,517,664	$752,152,128
Less: progress billings	(458,356,428)	(608,399,150)

	$115,161,236	$143,752,978

As of June 30, 2012 and 2013, balances of $16,762,243 and $16,548,951, respectively, were related to contracts which are completed but are still within the warranty period, of which an amount of $676,318 and $694,786, respectively, was expected to be collected after one year.

NOTE 7 -	PROPERTY, PLANT AND EQUIPMENT

A summary of property, plant and equipment is as follows:

	June 30,
	2012	2013

Buildings	$53,018,610	$57,745,469
Machinery	4,758,477	5,364,308
Software	3,573,146	3,143,292
Vehicles	1,607,261	3,240,058
Electronic and other equipment	16,991,624	18,630,226
Construction in progress	3,648,878	16,598,819
	83,597,996	104,722,172

Less: Accumulated depreciation	(20,061,350)	(25,225,857)

	$63,536,646	$79,496,315

Total property, plant and equipment with carrying values of nil and $1,125,846 were pledged to secure short-term bank loans (note 14) as of June 30, 2012 and 2013, respectively.

Buildings with a total carrying value of $35,250,574 and $35,101,837 were pledged to secure long-term bank loans as of June 30, 2012 and 2013, respectively. Mortgages of buildings and vehicles with carrying values of $569,171 and $4,549,424 secure long-term bank loans as of June 30, 2012 and 2013, respectively (note 15).

Construction in progress consists of capital expenditures and capitalized interest charges relating to the construction of facilities and assembly lines projects. Interest of $310,551, $102,577 and $418,715 during the period of construction for the years ended June 30, 2011, 2012 and 2013, respectively, have been capitalized.

The depreciation for the years ended June 30, 2011, 2012 and 2013 were $4,334,113, $6,054,199 and $6,223,644, respectively.

Assets leased to others under operating leases

	June 30,
	2012	2013

Buildings leased to others – at original cost	$-	$10,846,090
Less: accumulated depreciation	-	3,193,260
Buildings leased to others - net	-	7,652,830

The buildings leased to others are included under buildings in the property tabled above. At June 30, 2013, scheduled minimum rental payments to be received for buildings leased to others were:

Year ending June 30,
2014	$1,163,636
2015	1,438,254
2016	1,481,402
2017	1,525,844
2018	1,571,619

NOTE 8 -	PREPAID LAND LEASES

A summary of prepaid land leases is as follows:

	June 30,
	2012	2013

Prepaid land leases	$7,818,674	$13,768,644
Less: Accumulated amortization	(948,598)	(1,138,980)

	$6,870,076	$12,629,664

The amortization for the years ended June 30, 2011, 2012 and 2013 were $134,479, $171,204 and $157,504, respectively.

Of the total prepaid land leases, nil and $2,118,147 are pledged to secure the short-term bank loans (note 14); $5,291,525 and $5,297,220 as of June 30, 2012 and 2013, respectively, are pledged to secure the long-term bank loans, nil and $5,506,517 as of June 30, 2012 and 2013, respectively, are mortgaged to secure the long-term bank loans (note 15).

The annual amortization of prepaid land leases for each of the five succeeding years is:

Year ending June 30,
2014	$286,604
2015	286,604
2016	286,604
2017	286,604
2018	286,604

NOTE 9 -	ASSETS HELD FOR SALE

As at June 30, 2013, assets held for sale of $2,876,054, represented residential apartments located in Malaysia acquired through the acquisition of Bond. The Company plans to dispose these residential apartments after the acquisition.

NOTE 10 -	ACQUIRED INTANGIBLE ASSETS, NET

	June 30,
	2012			2013
	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value

Customer relationships	$529,162	(105,832)	423,330	$3,359,877	(355,274)	3,004,603
Order backlog	1,428,091	(1,256,450)	171,641	12,632,770	(3,819,777)	8,812,993
	$1,957,253	(1,362,282)	594,971	$15,992,647	(4,175,051)	11,817,596

The intangible assets were related to Concord and Bond, which was acquired on July 1, 2011 and April 1, 2013, respectively. The amortization for the years ended June 30, 2011, 2012 and 2013 were nil, $1,362,282 and $2,847,773, respectively. Estimated amortization expense relating to the existing intangible assets for each of next five years is as follows:

Year ending June 30,
2014	$6,656,092
2015	3,210,629
2016	1,052,077
2017	599,198
2018	299,600
$11,817,596

NOTE 11 -	GOODWILL

The changes in the carrying amount of goodwill are as follows:

	June 30,
	2012	2013

Balance at beginning of year	$-	$27,588,883
Goodwill acquired (note 3)	27,588,883	39,751,123
Translation adjustments	-	(1,552,986)

Balance at end of year	$27,588,883	$65,787,020

NOTE 12 -	INVESTMENTS IN EQUITY AND COST INVESTEES

The following long-term investments were accounted for under either the equity method or the cost method as indicated:

June 30, 2013	Interest held	Long-term investment, at cost, less impairment	Share of undistributed profits (losses)	Advance to investee company	Total

Equity method
China Techenergy Co., Ltd.	40.00%	$5,826,468	$2,917,828	$47,713	$8,792,009
Beijing Hollysys Electric Motor Co., Ltd.	40.00%	857,161	2,863,374	-	3,720,535
Beijing IPE Biotechnology Co., Ltd. (“IPE”)	23.39%	1,596,186	1,666,155	-	3,262,341
New Huake Electronic Technology Co., Ltd.	37.50%	242,770	(242,770)	-	-
Beijing Hollysys Machine Automation Co., Ltd.	30.00%	485,539	(450,675)	-	34,864
Southcon Development Sdn. Bhd.	30.00%	283,117	(29,135)	-	253,982
		$9,291,241	$6,724,777	$47,713	$16,063,731

Cost method
Shenhua Hollysys Information Technology Co., Ltd.	20.00%	$1,541,005	$-	$-	$1,541,005
Zhongjijing Investment Consulting Co., Ltd.	5.00%	323,693	-	-	323,693
Heilongjiang Ruixing Technology Co., Ltd.	8.31%	1,754,003	-	-	1,754,003
Zhejiang Sanxin Engineering Co., Ltd.	6.00%	97,107	-	-	97,107
		$3,715,808	$-	$-	$3,715,808

June 30, 2012	Interest held	Long-term investment, at cost, less impairment	Share of undistributed profits (losses)	Advance to investee company	Total

Equity method
China Techenergy Co., Ltd.	40.00%	$5,691,790	$943,733	$46,610	$6,682,133
Beijing Hollysys Electric Motor Co., Ltd.	40.00%	837,348	2,421,214	-	3,258,562
Beijing IPE Biotechnology Co., Ltd.	23.39%	1,559,290	1,354,973	-	2,914,263
New Huake Electronic Technology Co., Ltd.	37.50%	237,158	(237,158)	-	-
Beijing Hollysys Machine Automation Co., Ltd.	30.00%	474,316	(248,345)	-	225,971
		$8,799,902	$4,234,417	$46,610	$13,080,929

Cost method
Shenhua Hollysys Information Technology Co., Ltd.	20.00%	$1,505,385	$-	$-	$1,505,385
Zhongjijing Investment Consulting Co., Ltd.	5.00%	316,211	-	-	316,211
Heilongjiang Ruixing Technology Co., Ltd.	8.31%	1,080,179	-	-	1,080,179
Zhejiang Sanxin Engineering Co., Ltd.	6.00%	94,863	-	-	94,863
		$2,996,638	$-	$-	$2,996,638

In April 2011, a third party invested RMB30,000,000 (equivalent to $4,525,843) into IPE. As a result, the Company’s equity interest in IPE was diluted from 28.035% to 23.39%, while the share of net assets from IPE increased by $756,619. This increase in share of net assets from IPE was recognized as gain in earnings for the issuance of shares by an equity investee in the consolidated statements of comprehensive income during the year ended June 30, 2011.

In August 2011, the Company entered into an agreement to dispose all of its 20% interest in Hollysys Equipment Technology Co., Ltd., for cash consideration of RMB280,700 (equivalent to $44,381), and a loss of $3,039 was recognized in gain on disposal of investments in equity investees in the consolidated statements of comprehensive income for the year ended June 30, 2012.

In November 2011, the Company entered into an agreement to dispose of 10% of its existing 50% equity interest in China Techenergy Co., Ltd. to the other equity interest owner, for cash consideration of RMB27,800,000 (equivalent to $4,395,326), and a gain of $2,047,016 was recognized in gain on disposal of investments in equity investees in the consolidated statements of comprehensive income for the year ended June 30, 2012. Upon the disposal, the Company held a 40% equity interest of China Techenergy Co., Ltd.

In February 2012, Beijing Hollysys Machine Automation Co., Ltd. was established with a registered capital of RMB10,000,000 (equivalent to $1,588,310), of which RMB3,000,000 (equivalent to $476,493) was injected by the Company. The Company held 30% interests in Hollysys Machine, and accounted for it under the equity method. Beijing Hollysys Machine Automation Co., Ltd. mainly engages in sales of programmable logic controller products.

In April 2013, the Company newly held a 30% equity interest of Southcon Development Sdn. Bhd., which was brought forward from the acquisition of Bond.

For the year ended June 30, 2013, the Company received dividend income of $833,567 from Heilongjiang Ruixing Technology Co., Ltd., an investee which is accounted for by the Company under the cost method.

The Company holds a 20% equity interest of Shenhua Hollysys Information Technology Co. Ltd. (“Shenhua Hollysys”), but uses the cost method to account for the investment because:

1) Only one out of the five board representatives is elected by the Company and the remaining 80% equity interest is held by a large state-owned company which, in the view of the management, operates Shenhua Hollysys without regards to the views of the Company;

2) Key management of Shenhua Hollysys including the chief executive officer, chief financial officer, chief operating officer and head of accounting are all appointed by the other shareholder.

3) Based on the articles of association, there are no matter that requires unanimous approval of all shareholders and there are no participating rights for minority shareholders.

The impairment loss on investment in cost investees for the years ended June 30, 2011, 2012 and 2013 were $165,948, nil and nil, respectively. There was no impairment loss on investments in equity investees for the years ended June 30, 2011, 2012 and 2013.

NOTE 13 -	WARRANTY LIABILITIES

	June 30,
	2012	2013

Beginning balance	$2,798,800	$3,575,920
Expense accrued	3,031,835	1,502,131
Expense incurred	(2,319,630)	(1,206,893)
Exchange difference	64,915	89,483

Closing balance	$3,575,920	$3,960,641
Less: current portion of warranty liabilities	3,575,920	1,865,784
Long-term warranty liabilities	$-	$2,094,857

NOTE 14 -	SHORT-TERM BANK LOANS

On June 30, 2013, the Company’s short-term bank borrowings consisted of revolving bank loans of $8,329,263 from several banks, which were subject to annual interest rates ranging from 2.84% to 5.97%, with a weighted average interest rate of 4.07%, of which $4,645,907 was collateralized by a pledge of guarantee amounting to $4,855,390 with a restricted cash of the same amount deposited in the bank. The remaining borrowings are secured by the pledge of guarantee amounting to $1,334,025 with restricted cash, building and prepaid land leases with carrying values of $1,125,846 and $2,118,147 as of June 30, 2013, respectively. For the years ended June 30, 2011, 2012, and 2013, interest expenses on short-term bank loans amounted to $117,507, $557,333 and $391,785, respectively.

NOTE 15 -	LONG-TERM BANK LOANS

		June 30,
		2012	2013

RMB-denominated loan	(i)	$32,411,580	$25,086,183
SGD-denominated loan	(ii)	-	562,646
MYR-denominated loan	(iii)	144,462	2,126,984
		32,556,042	27,775,813

Less: current portion		(7,914,668)	(8,671,080)

		$24,641,374	$19,104,733

i.	The RMB denominated loan is repayable in 11 installments by March 29, 2016. It carries an annual interest rate of 5.94% subject to yearly adjustments by reference to the benchmark rate over the same period announced by the People’s Bank of China with nil premiums. The loan is secured by a pledge of the headquarters facility in Beijing, comprising a prepaid land lease and buildings with an aggregate carrying value of $41,111,270 and $40,399,057 as of June 30, 2012 and 2013, respectively.

ii.	The SGD denominated loans, assumed in the acquisition of Bond, are repayable in 22 to 68 installments by February 8, 2019. For the year ended June 30, 2013, the effective interest rates ranged from 4.18% to 5.0% per annum. The borrowing is secured by a mortgage of BMSG’s building, vehicles, and prepaid land leases in Singapore, with a total carrying value of $5,305,234 as of June 30, 2013.

iii.	The MYR denominated loans represent $134,748 and $1,992,236 of loans assumed in the acquisitions of Concord and Bond, respectively. They are repayable in 12 to 116 installments by February 28, 2023. For the year ended June 30, 2013, the effective interest rates ranged from 4.06% to 8.6% per annum. The borrowings are secured by the mortgages of buildings, vehicles, and prepaid land leases in Malaysia, with a total carrying value of $4,750,707 as of June 30, 2013.

Scheduled principal payments for all outstanding long-term borrowings as of June 30, 2013 are as follows:

Year ending June 30,
2014	$8,671,080
2015	8,824,411
2016	9,381,898
2017	425,257
2018	414,471
2019 and onwards	58,696
$27,775,813

For the years ended June 30, 2011, 2012, and 2013, interest of $2,396,133, $2,642,998 and $2,196,597 was incurred, of which $2,085,582, $2,540,421 and $1,777,882 was charged to interest expenses, and $310,551, $102,577 and $418,715 was capitalized as construction in progress, respectively.

NOTE 16 -	FAIR VALUE MEASUREMENT

Financial instruments include cash and cash equivalents, time deposits with maturities over three months, accounts receivable, other receivables, amounts due to or from related parties, accounts payable, short-term bank loans and long-term bank loans. The carrying values of these financial instruments, other than long-term bank loans approximate their fair values due to their short-term maturities. The carrying value of the Company’s long-term bank loan approximates its fair value as the long-term bank loans are subject to floating interest rates. These assets and liabilities, excluding cash and cash equivalents (which fall into level 1 of the fair value hierarchy), fall into level 2 of the fair value hierarchy.

Liabilities measured or disclosed at fair value as of June 30, 2013 are stated below:

	June 30, 2013
	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Liabilities:

Acquisition-related consideration (i)	$-	$-	$22,691,010	$22,691,010

(i)	Acquisition-related consideration represents the fair value of Incentive Shares for Bond (note 3). The fair value of the contingent consideration in connection with the acquisition was estimated using probability-weighted discounted cash flow models. Key assumptions include discount rate, a percent weighted-probability of Bond achieving net income performance targets and a percent weighted-probability of Bond achieving CAGR performance targets. The significant unobservable inputs used in the fair value measurement of the acquisition-related consideration include the probability weighting of forecasted future net income performance and forecasted future CAGR performance of Bond, which are based on assumptions developed by management. Significant changes in forecasted net income and forecasted CAGR of Bond would result in a significantly higher or lower fair value measurement. As of April 1, 2013 and June 30, 2013, the fair value of the acquisition-related consideration in connection with Bond totaled $21,836,461 and $22,691,010, respectively. The changes in fair value of acquisition-related consideration in connection with the Bond acquisition is shown in the following table:

Fair value measurements as of June 30, 2013 using significant unobservable inputs (Level 3)
Contingent consideration in connection with Bond acquisition

Initial recognition as at acquisition date of April 1, 2013	$21,836,461
Change in fair-value (included within other expenses, net)	854,549
Balance as at June 30, 2013	$22,691,010

NOTE 17 -	STOCKHOLDERS’ EQUITY

In August 2010, the Board of Directors adopted the 2010 Rights Plan. The 2010 Rights Plan provides for a dividend distribution of one preferred share purchase (the “Right”), for each outstanding ordinary share. Each Right entitles the shareholder to buy one share of the Class A Preferred Stock at an exercise price of $160. The Right will become exercisable if a person or group announces an acquisition of 20% or more of the outstanding ordinary shares of the Company, or announces commencement of a tender offer for 20% or more of the ordinary shares. In that event, the Right permits shareholders, other than the acquiring person, to purchase the Company’s ordinary shares having a market value of twice the exercise price of the Right, in lieu of the Class A Preferred Stock. In addition, in the event of certain business combinations, the Right permits the purchase of the ordinary shares of an acquiring person at a 50% discount. Right held by the acquiring person becomes null and void in each case. Unless terminated earlier by the Board of Directors, the 2010 Rights Plan will expire on September 27, 2020. There is no accounting impact related to the Right.

On May 30, 2013, pursuant to the terms of the acquisition of Bond, the Company issued 1,407,907 ordinary shares as partial consideration during the year ended June 30, 2013 (note 3).

NOTE 18 -	SHARE-BASED COMPENSATION EXPENSES

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

Share options

A summary of the share option activity under the Plan for the year ended June 30, 2013, is as follows:

Share options	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value

Outstanding at June 30, 2012	138,000	$7.01	$0.73	$208,380
Exercised during the year ended June 30, 2013	138,000	7.01	-	663,330
Outstanding at June 30, 2013	-	$-	$-	$-
Vested and expected to vest at June 30, 2013	-	$-	$-	$-
Exercisable at June 30, 2013	-	$-	$-	$-

The total intrinsic value of share options exercised during the years ended June 30, 2011, 2012 and 2013 was $2,640,820, $1,860,782 and $663,330, respectively. The fair value of share options vested during the years ended June 30, 2011, 2012 and 2013 was $2,036,420, $2,496,360 and nil, respectively. There were 138,000 share options exercised during the year ended June 30, 2013.

The Company recorded share-based compensation expense relating to share options of $456,628, $202,125 and nil, which is included in general and administrative expenses, for the years ended June 30, 2011, 2012 and 2013, respectively. As of June 30, 2013, there was no unrecognized share-based compensation expense to be recognized for the above share options.

Performance options

On February 20, 2012, performance share options to purchase 1,476,000 ordinary shares were granted under the terms of the Plan. They were granted with an exercise price of $9.29 per share, had an expiry period of five years from the date of grant, and would vest subject to the service and performance conditions shown below:

•	For 60,000 options, if the Company’s Price/Earnings Ratio (“P/E”) achieves certain levels and the related investor relations performance targets are achieved during the 36 months after the grant date, 30,000 share options or 60,000 share options will vest depending on related manager’s performance; The 60,000 options will cliff vest on the 36 month anniversary of the grant date, and will remain exercisable from the vesting date until the 60 month anniversary of the grant date. The Company estimates that it is not probable that the performance conditions of this award can be met and thus the related grant is not expected to vest.

•	For 1,416,000 options, if the compound average growth rate of the Company’s Non-GAAP diluted earnings per share as defined in the Plan from the year ended June 30, 2011 to the year ended June 30, 2014 (the “EPS Threshold”) equals or exceeds 15%, but less than 20%, 944,000 options will vest; if the EPS Threshold equals or exceeds 20%, but is less than 25%, an additional 236,000 options will vest; if the EPS Threshold equals or exceeds 25%, an additional 236,000 options will vest. Of the total 1,416,000 options, 283,200, 283,200 and 849,600 options will vest on the 24 month, 36 month, and 48 month anniversary of the grant date, respectively. The vesting schedule for such performance share options is as below:

EPS Threshold	Number of vested options	Months after the grant date
		24 months	36 months	48 months
Over 15% but below 20%	944,000	283,200	283,200	377,600
Equal or over 20% but below 25%	Additional 236,000	-	-	236,000
25% or above	Additional 236,000	-	-	236,000

	Total number of vested options	283,200	283,200	849,600

The options will remain exercisable from the vesting date until the 60 month anniversary of the grant date. The Company estimates that 472,000 options (related to the EPS threshold at or above 20%) are not expected to vest.

A summary of the performance share option activity under the Plan for the year ended June 30, 2013 is as follows:

Performance options	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Outstanding at June 30, 2012	1,476,000	$9.29	4.64	$-

Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited or expired	-	-	-	-
Outstanding at June 30, 2013	1,476,000	$9.29	3.64	$4,605,120
Vested and expected to vest at June 30, 2013	944,000	$9.29	3.64	$2,945,280
Exercisable at June 30, 2013	-	$-	-	$-

The weighted average grant-date fair value of performance share options was nil, $9.15 and $9.15 for the years ended June 30, 2011, 2012 and 2013, respectively.

The Company recorded share-based compensation expense relating to performance share options of nil, $654,318 and $1,316,572, which is included in general and administrative expenses, for the years ended June 30, 2011, 2012 and 2013, respectively. As of June 30, 2013, total unrecognized share-based compensation expense of $2,173,269 related to performance share options is expected to be recognized over a weighted average vesting period of 2.6 years.

The fair value of each performance share option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model. The following table presents the assumptions used to estimate the fair values of the share options granted in the periods presented:

For options granted on February 20, 2012

Risk-free rate of return	0.71%
Expected life (in years)	4.17
Weighted average expected volatility	62.64%
Expected dividends	-

Weighted average risk-free rate of return for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Expected option life is estimated based on historical options exercise pattern in accordance with ASC 718 Share-based Compensation (“ASC 718”). Expected volatility is estimated based on historical volatility of the Company’s stock. Dividend yield is estimated by the Company at zero for the expected option life.

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

A summary of the restricted share activity for the year ended June 30, 2013 is as follows:

	Number of restricted shares	Weighted average grant date fair value

Un-vested at June 30, 2012	40,625	$12.25

Vested	22,500	12.57
Un-vested at June 30, 2013	18,125	$11.86

The total fair value of restricted shares vested during the years ended June 30, 2011, 2012 and 2013 were $95,335, $255,621 and $282,925, respectively. The Company recorded restricted share compensation expense of $95,338, $282,924 and $282,924, included in general and administrative expenses, for the years ended June 30, 2011, 2012 and 2013, respectively. As of June 30, 2013, total unrecognized compensation expense of $187,591 related to the restricted shares is expected to be recognized over a weighted-average vesting period of 0.7 year.

Incentive shares

The Company granted 1,510,181 Incentive Shares for Concord which were subject to a service period of two years commencing from July 1, 2011, and Concord achieving the net income performance targets of $10,000,000 and $11,500,000 for the years ended June 30, 2012 and 2013, respectively (the “Targeted Net Income Thresholds”). Upon achieving the Targeted Net Income Thresholds for the years ended June 30, 2012 and 2013, 755,091 and 755,090 ordinary shares will be issued, respectively.

The weighted average grant date fair value of the Incentive Shares for Concord was $9.06 per share based on the closing price of the Company’s ordinary shares on the grant date.

For the years ended June 30, 2012 and 2013, no share-based compensation expenses relating to the Incentive Shares for Concord were recorded because the Targeted Net Income Threshold for the years ended June 30, 2012 and 2013 were not met.

NOTE 19 -	EMPLOYEE BENEFITS

The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in China, a central provision fund run by the Singapore government in respect of its employees in Singapore, and an employment provident fund in respect of its employees in Malaysia. The expenses related to these plans were $8,661,442, $11,980,634 and $15,031,361 for the years ended June 30, 2011, 2012 and 2013, respectively. These schemes were accounted for as defined contribution plans.

NOTE 20 -	INCOME TAX

BVI

Hollysys, and its subsidiaries, GTH and Clear Mind, are incorporated in the BVI and are not subject to income tax under the relevant jurisdiction.

Singapore

HAP, CCPL, CEPL, HIPL, BCPL and BMSG, the Company’s wholly owned subsidiaries incorporated in Singapore, are subject to Singapore corporate tax rate of 17% on the assessable profits arising from Singapore.

Malaysia

CESB, BMJB, and BMKL, the Company’s wholly owned subsidiaries incorporated in Malaysia, are subject to Malaysia corporate income tax rate of 25% on the assessable profits arising from Malaysia.

Dubai

CCPL Dubai, the branch of the Company's wholly owned subsidiary, is a tax exempt company incorporated in Dubai, and no tax provision has been made for the years ended June 30, 2011, 2012 and 2013.

Hong Kong

World Hope and CSHK, the Company’s wholly owned subsidiaries incorporated in Hong Kong, are subject to Hong Kong profits tax at a rate of 16.5% on the assessable profits arising from Hong Kong. No provision for Hong Kong profits tax has been made in the statements of comprehensive income as there were no assessable profits arising from Hong Kong for the years ended June 30, 2011, 2012 and 2013.

Macau

CMDE, the Company’s wholly owned subsidiary incorporated in Macau, is subject to the Macau corporate income tax rate of 0% because the net income for the fiscal year 2013 is lower than MOP144,000.

PRC

The Company’s subsidiaries incorporated in PRC are subject to PRC enterprise income tax (“EIT”) on the taxable income as adjusted in accordance with relevant PRC income tax laws. The standard statutory tax rate of PRC EIT is 25% effective from calendar year ended December 31, 2008. All PRC subsidiaries apply the standard statutory tax rate except the following subsidiaries:

Beijing Hollysys

Beijing Hollysys was certified as a High and New Technology Enterprise (“HNTE”) for the three years commencing January 1, 2008, and for another three years commencing January 1, 2011. Pursuant to PRC EIT law, an enterprise certified as a HNTE enjoys a preferential EIT rate of 15%. Therefore, the EIT tax rate applicable to Beijing Hollysys is 15% for the calendar years ended December 31, 2008 to December 31, 2013.

In February 2013, Beijing Hollysys received the “Qualified Software Development Enterprise” certificate which entitles Beijing Hollysys an EIT rate of 10% for the calendar years ended December 31, 2011 and 2012. An income tax recoverable of $1,634,171 was recorded in Beijing Hollysys since it paid its EIT based on a 15% tax rate for the calendar years ended December 31, 2011 and 2012.

Hangzhou Hollysys

Hangzhou Hollysys was certified as a “Qualified Software Development Enterprise” for the calendar years ended December 31, 2009 and 2010, and was entitled to a concessionary EIT rate of 10% which was granted by relevant authorities discretionarily on an annual basis. In 2011, Hangzhou Hollysys was certified as a HNTE for the three years commencing January 1, 2011. Pursuant to PRC EIT law, an enterprise certified as a HNTE enjoys a preferential EIT rate of 15%. Therefore, the EIT tax rate applicable to Hangzhou Hollysys was 10% for the calendar years ended December 31, 2008, 2009 and 2010, and 15% for the calendar years ended December 31, 2011, 2012 and 2013.

The Company’s income before income taxes consists of:

	Year ended June 30,
	2011	2012	2013

PRC	$49,016,069	$70,490,625	$67,927,931
Non-PRC	(1,106,988)	(3,564,560)	(7,310,250)

	$47,909,081	$66,926,065	$60,617,681

Income tax expense, most of which is incurred in the PRC, consists of:

	Year ended June 30,
	2011	2012	2013

Current income tax expense	$7,634,494	$8,828,453	$10,052,627
Deferred income tax (benefit) expense	(1,190,527)	1,523,865	(1,955,829)

	$6,443,967	$10,352,318	$8,096,798

The reconciliation of tax computed by applying the statutory tax rate in PRC of 25% to the income before income taxes is as follows:

	Year ended June 30,
	2011	2012	2013

Income before income taxes	$47,909,081	$66,926,065	$60,617,681

Expected income tax expense at statutory tax rate in PRC	11,977,270	16,731,517	15,154,420
Effect of different tax rates in various jurisdictions	15,070	417,565	897,861
Effect of preferential tax treatment	(5,768,020)	(6,551,269)	(5,993,792)
Effect of non-taxable income	(1,792,868)	(3,705,244)	(5,006,072)
Effect of additional deductible research and development expenses	(860,736)	(1,690,928)	(2,743,444)
Effect of non-deductible expenses	882,370	4,399,717	6,435,577
Under/(over) provision of income tax in previous years	792,662	(400,446)	(2,968,007)
Change in valuation allowance	149,420	-	2,232,838
Utilization of tax loss previously not recognized	(40,019)	-	-
Tax rate differential on deferred tax items	-	-	(699,417)
Withholding tax on dividend paid by subsidiary	1,077,377	-	1,248,355
Recognition of temporary difference not recognized in previous years	-	1,222,667	(286,776)
Others	11,441	(71,261)	(174,745)

Income tax expenses	$6,443,967	$10,352,318	$8,096,798

Had all the above tax holidays and concessions not been available, the tax charge would have been higher by $5,768,020, $6,551,269 and $5,993,792 and the basic net income per share would have been lower by $0.11, $0.12 and $0.11 for the years ended June 30, 2011, 2012 and 2013, respectively, and diluted net income per share for the years ended June 30, 2011, 2012 and 2013 would have been lower by $0.10, $0.12 and $0.11, respectively.

In January 2011, the Company determined to carry out a group re-structuring, where Hollysys Group transferred the equity interest of 60% equity interest of Hangzhou Hollysys to Beijing Hollysys. Before the execution of the equity transfer, the board of directors of Hangzhou Hollysys approved a resolution to declare a dividend of RMB178,537,603 (equivalent to $26,934,436), on an one-time basis, of which RMB107,122,562 (equivalent to $16,160,662) was distributable to Hollysys Group, and RMB71,415,041 (equivalent to $10,773,774) was distributable to GTH. As a result, Hangzhou Hollysys withheld RMB7,141,504 (equivalent to $1,077,377) in income tax for the dividends distributable to GTH based on the withholding tax rate of 10% in accordance with the PRC EIT law for the year ended June 30, 2011.

In fiscal year 2013, Hangzhou Hollysys approved two resolutions to declare a dividend of RMB195,000,000 (equivalent to $31,208,875), of which RMB78,000,000 (equivalent to $12,483,550) was distributable to GTH, and RMB117,000,000 (equivalent to $18,725,325) was distributable to Beijing Hollysys. As a result, Hangzhou Hollysys withheld RMB7,800,000 (equivalent to $1,248,355) in income tax for the dividends distributable to GTH based on the tax rate of 10% in accordance with the PRC EIT law for the year ended June 30, 2013.

The temporary differences that have given rise to the deferred tax assets consist of the following:

	June 30,
	2012	2013
Deferred tax assets-current
Allowance for doubtful accounts	$2,477,942	$4,577,626
Inventory provision	404,846	217,864
Provision for contract loss	-	332,547
Long-term assets	74,169	45,577
Deferred revenue	2,653,707	4,096,415
Deferred subsidies	661,981	786,545
Warranty liabilities	539,189	376,780
Recognition of intangible assets	326,552	389,967
Accrued payroll	511,593	726,286
Net operating loss carry forward	700,979	2,788,042
Less: valuation allowance	-	(2,232,838)
Total deferred tax assets-current	$8,350,958	$12,104,811

Deferred tax liabilities-current
Cost and estimated earnings in excess of billings	(7,590,901)	(11,230,330)
Others	(358,296)	(27,068)

Total deferred tax liabilities-current	(7,949,197)	(11,257,398)

Net deferred tax assets-current	772,061	3,033,931
Net deferred tax liabilities-current	$(370,300)	$(2,186,518)

Deferred tax assets, non-current
Long-term assets	495,865	477,000
Deferred subsidies	381,596	1,762,664
Recognition of intangible assets	573,710	446,413
Warranty liabilities	-	523,714
Total deferred tax assets-non-current	$1,451,171	$3,209,791

Deferred tax liabilities, non-current
Share of net gains of equity investees	(1,036,772)	(1,715,240)
Property, plant and equipment	-	(306,183)
Intangible assets	-	(2,966,515)
Total deferred tax liabilities-non-current	$(1,036,772)	$(4,987,938)

Net deferred tax assets-non-current	$414,399	$1,494,551
Net deferred tax liabilities-non-current	$-	$(3,272,698)

As of June 30, 2013, the Company had net operating losses of approximately $12,922,377 which can be carried forward to offset future net profit for income tax purposes. The remaining net operating losses will begin to expire in 2018 if not utilized.

The Company operates mainly through the PRC subsidiaries and the valuation allowance is considered on an individual entity basis.

Under the EIT Law and the implementation rules, profits of the Company’s PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to a foreign holding company are subject to a withholding tax at a rate of 10% unless reduced by tax treaty. At June 30, 2012 and 2013, aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company of approximately RMB1,186,002,455 (equivalent to $187,513,234) and RMB1,351,472,614 (equivalent to $197,739,789) are intended to be permanently reinvested, and accordingly, no deferred taxes have been provided for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. Distributions made out of pre-January 1, 2008 retained earnings will not be subject to withholding taxes.

The Company’s tax returns for the tax years ended December 31, 2008 through 2012 are subject to review by taxing authorities.

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

There were no material interest or penalties incurred for the years ended June 30, 2011, 2012 and 2013.

NOTE 21 -	INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share attributable to Hollysys for the years indicated:

	Year ended June 30,
	2011	2012	2013

Numerator:
Net income attributable to Hollysys Automation Technologies Ltd.	$41,469,998	$56,221,847	$51,994,402

Denominator:
Weighted average ordinary shares outstanding used in computing basic income per share	54,564,842	55,659,765	56,167,592
Effect of dilutive securities Share options	382,070	148,139	206,506
Restricted shares	2,368	20,457	38,371
Weighted average ordinary shares outstanding used in computing diluted income per share	54,949,280	55,828,361	56,412,469

Income per share – basic	$0.76	$1.01	$0.93

Income per share – diluted	$0.75	$1.01	$0.92

The effects of the performance share options have been excluded from the computation of diluted income per share for the year ended June 30, 2011, 2012 and 2013 as the effect would be anti-dilutive. The impact of the Incentive Shares for Concord, the Incentive Shares for Bond and Premium Shares for Bond have also been excluded from the computation of diluted income per share for the year ended June 30, 2013 because the contingently issuable common shares would not be issued under the terms of the arrangement if the end of the reporting period were the end of the contingency period.

NOTE 22 -          RELATED PARTY TRANSACTIONS

The related party relationships and related party transactions are listed as follows:

Related party relationships

Name of related parties	Relationship with the Company

Shenhua Hollysys Information Technology Co., Ltd. ("Shenhua Information")	20% owned by Beijing Hollysys
New Huake Electronic Technology Co., Ltd. ("New Huake")	37.5% owned by Beijing Hollysys
China Techenergy Co., Ltd. ("China Techenergy")	40% owned by Beijing Hollysys
Beijing Hollysys Electric Motor Co., Ltd. ("Electric Motor")	40% owned by Beijing Hollysys
Zhejiang Sanxin Engineering Co., Ltd. ("Zhejiang Sanxin")	6% owned by Hangzhou Hollysys
Hollysys Equipment Technology Co., Ltd. ("Hollysys Equipment")	20% owned by Beijing Hollysys as of June 30, 2011, and was disposed of during fiscal year 2012
Beijing Hollysys Machine Automation Co., Ltd. ("Hollysys Machine")	30% owned by Hollysys Investment
Southcon Development Sdn. Bhd. (“Southcon”)	30% owned by BMJB
Heilongjiang Ruixing Technology Co., Ltd. ("Ruixing")	8.31% owned by Beijing Hollysys
Swee Yong Chim	Shareholder of Hollysys Automation Technologies Ltd. and former shareholder of Concord
Yoon Fah Chim	Shareholder of Hollysys Automation Technologies Ltd. and former shareholder of Concord

Due from related parties

	June 30,
	2012	2013

China Techenergy	$14,850,375	$23,391,167
Shenhua Information	1,183,660	2,157,094
Hollysys Machine	297,622	352,119
Electric Motor	-	462
Zhejiang Sanxin	-	10,304
Hollysys Equipment	4,901	-
Ruixing	-	199,045
Swee Yong Chim	-	200,631
Yoon Fah Chim	-	200,632

	$16,336,558	$26,511,454

The Company’s management believes that the collection of amounts due from related parties is reasonably assured and accordingly, no provision had been made for these balances.

Due to related parties

	June 30,
	2012	2013

Shenhua Information	$1,544,464	$1,351,199
China Techenergy	401,719	691,360
Electric Motor	16,224	27,393
Hollysys Equipment	1,821	-
Hollysys Machine	45	10,915
New Huake	2	2

	$1,964,275	$2,080,869

Transactions with related parties

Purchases of goods and services from:

	Year ended June 30,
	2011	2012	2013

Electric Motor	$34,085	$31,729	$68,336
Shenhua Information	2,151,391	41,045	364,537
Hollysys Machine	-	-	972,508
New Huake	879,111	-	69,768

	$3,064,587	$72,774	$1,475,149

Purchase of building from:

	Year ended June 30,
	2011	2012	2013

Shenhua Information	$3,608,675	$-	$-

Sales of goods and integrated solutions to:

	Year ended June 30,
	2011	2012	2013

China Techenergy	$3,557,125	$3,657,215	$17,059,714
Shenhua Information	727,460	1,411,274	1,936,273
Hollysys Machine	-	296,523	557,243
Electric Motor	13,478	1,775	3,893

	$4,298,063	$5,366,787	$19,557,123

Operating lease income from:

	Year ended June 30,
	2011	2012	2013

Hollysys Machine	$-	$45,475	$65,926

The Company sells automation control systems to China Techenergy which is used for non-safety operations control in the nuclear power industry. China Techenergy incorporates the Company’s non-safety automation control systems with their proprietary safety automated control systems to provide an overall automation and control system for nuclear power stations in China. The Company is not a party to the integrated sales contracts executed between China Techenergy and their customers. Intercompany profits and losses are eliminated until realized by the Company or China Techenergy as if the China Techenergy were a consolidated subsidiary.

The Company sells automation control systems to Shenhua Information which is used for operations control in the information automation industry. Shenhua Information incorporates the Company’s automation control systems with their proprietary automated remote control systems to provide an overall automation and control system to its customers. The Company is not a party to the integrated sales contracts executed between Shenhua Information and their customers.

Amounts due from and due to the related parties relating to the above transactions are unsecured, non-interest bearing and repayable on demand.

NOTE 23 -	COMMITMENTS AND CONTINGENCIES

The Company leases premises under various operating leases. Rental expenses under operating leases included in the consolidated statements of comprehensive income were $1,053,907, $1,570,900 and $1,908,921 for the years ended June 30, 2011, 2012 and 2013, respectively.

Future minimum lease payments under non-cancelable operating leases with initial terms of one year or more consist of the following:

Year ended June 30,	Minimum lease payments

2014	$1,464,599
2015	884,833
2016	607,045
2017	390,524

There was a capital commitment of $597,353 as of June 30, 2013, related to phase II construction of the Company’s headquarters in Beijing, PRC.

The Company had stand-by letters of credit of $1,091,202 as of June 30, 2013.

The Company had outstanding performance guarantees of $42,209,859 as of June 30, 2013, with restricted cash of $3,954,845 pledged to banks.

NOTE 24 -	OPERATING LEASES AS LESSOR

On April 3, 2013, Beijing Hollysys entered into an operating lease agreement to lease out one of its buildings located in Beijing. The lease term is 10 years from September 1, 2013 to August 31, 2023. The minimum lease payments to be received in the next five years consist of the following:

Year ended June 30,	Minimum lease payments

2014	$1,163,636
2015	1,438,254
2016	1,481,402
2017	1,525,844
2018	1,571,619

The annual minimum lease payment receivable after five years are subject to renegotiation in case the Chinese consumer price index published by the government exceeds 5%.

NOTE 25 -	SEGMENT REPORTING

The chief operating decision makers have been identified as the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of the Company. The Company organizes its internal financial reporting structure based on its main product and service offerings. To better assess the Company’s performance and allocate resources, the chief operating decision makers revised their internal financial reporting structure and their management report for the year ended June 30, 2013. The prior year comparative segment disclosures were restated to reflect the Company’s current financial reporting structure.

Based on the criteria established by ASC 280, Segment Reporting (“ASC 280”), the Company has determined that the reportable segments of the Company consist of (1) industrial automation, (2) rail transportation, (3) mechanical and electrical solution (“M&E”) and (4) miscellaneous, in accordance with the Company’s organization and internal financial reporting structure. The chief operating decision makers assess the performance of the operating segments based on the measures of revenues, costs and gross profit. Other than the information provided below, the chief operating decision makers do not use any other measures by segments.

Summarized information by segments for the years ended June 30, 2013 is as follows:

	Year ended June 30, 2013
	Industry Automation	Rail Transportation	M&E	Miscellaneous	Consolidated

Revenues from external customers	$211,713,204	$82,343,769	$36,131,813	$18,866,216	$349,055,002
Costs of revenue	131,443,757	46,826,268	30,362,317	16,753,972	225,386,314

Gross profit	$80,269,447	$35,517,501	$5,769,496	$2,112,244	$123,668,688

	Year ended June 30, 2012
	Industry Automation	Rail Transportation	M&E	Miscellaneous	Consolidated

Revenues from external customers	$190,251,683	$100,946,417	$1,967,767	$28,538,065	$321,703,932
Costs of revenue	120,646,668	51,682,038	1,476,104	21,552,372	195,357,182

Gross profit	$69,605,015	$49,264,379	$491,663	$6,985,693	$126,346,750

	Year ended June 30, 2011
	Industry Automation	Rail Transportation	M&E	Miscellaneous	Consolidated

Revenues from external customers	$142,323,167	$116,492,723	$-	$4,025,996	$262,841,886
Costs of revenue	92,080,943	76,645,781	-	2,986,446	171,713,170

Gross profit	$50,242,224	$39,846,942	$-	$1,039,550	$91,128,716

The majority of the Company’s revenues and long-lived assets other than goodwill and acquired intangible assets are derived from and located in PRC. The following table sets forth the revenues by geographical area:

	Year ended June 30,
	2011	2012	2013

Revenues:
PRC	$262,212,528	$297,154,293	$285,978,231
Non-PRC (including Hong Kong)	629,358	24,549,639	63,076,771

	$262,841,886	$321,703,932	$349,055,002

The following table sets forth the long-lived assets other than goodwill and acquired intangible assets by geographical area:

	June 30,
	2012	2013

Long-lived assets other than goodwill and acquired intangible assets:
PRC	$85,990,556	$98,992,331
Non-PRC (including Hong Kong)	1,088,704	12,913,187

	$87,079,260	$111,905,518

NOTE 26 -	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Under PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans, or advances. The amount restricted was RMB1,292,655,096 (equivalent to $204,375,578) and RMB1,341,242,319 (equivalent to $217,075,165) as of June 30, 2012, and 2013, respectively.

The following represents condensed unconsolidated financial information of the parent company only:

CONDENSED BALANCE SHEETS

(In US dollars)

	June 30,
	2012	2013
ASSETS
Current assets:
Amounts due from subsidiaries	$109,290,207	$115,549,945
Prepaid expenses	71,150	67,400
Total current assets	109,361,357	115,617,345

Investments in subsidiaries	229,258,171	298,462,924
Total assets	$338,619,528	$414,080,269

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and related expense	$39,000	$36,000
Accrued liabilities	479,413	315,981
Total current liabilities	518,413	351,981

Equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized, 55,998,917 and 57,554,824 shares issued and outstanding as of June 30, 2012 and 2013, respectively	55,999	57,555
Additional paid-in capital	178,060,482	197,534,586
Retained earnings	127,270,078	179,264,480
Accumulated other comprehensive income	32,714,556	36,871,667
Total equity	338,101,115	413,728,288

Total liabilities and equity	$338,619,528	$414,080,269

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(In US dollars)

	Year ended June 30,
	2011	2012	2013

General and administrative expenses	1,962,495	2,805,380	2,824,293
Loss from operations	(1,962,495)	(2,805,380)	(2,824,293)

Other income, net	-	-	1,837,893
Equity in profit of subsidiaries	$43,432,493	$59,027,227	$52,980,802
Income before income taxes	41,469,998	56,221,847	51,994,402
Income tax expenses	-	-	-
Net income	41,469,998	56,221,847	51,994,402

Other comprehensive income, net of tax
Translation adjustments, net of nil tax	9,273,152	5,888,744	4,157,111
Comprehensive income	$50,743,150	$62,110,591	$56,151,513

There were no cash flows related to operating, investing or financing activities for fiscal years ended June 30, 2011, 2012 or 2013.

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investment in subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures (“ASC 323”). Such investment is presented on the balance sheets as “Investment in subsidiaries” and the subsidiaries’ profit as “Equity in profit of subsidiaries” on the statements of comprehensive income. The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.

