Form 20-F/A
period 2013-06-30
Hollysys Automation Technologies, Ltd.
filed 2013-09-30
CIK 1357450

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

☐ Item 17           ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).☐Yes    ☒ No

EXPLANATORY NOTE: This Amendment No. 1 to the Annual Report on Form 20-F/A is being filed solely to furnish the Interactive Data files as Exhibit 101, in accordance with Rule 405 of Regulation S-T. No other changes have been made to the Form 20-F, as originally filed on September 27, 2013.

ITEM 19.	EXHIBITS

Number	Description

101.	Interactive Data Files

1

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

/s/ Changli Wang
Changli Wang

Date: September 30, 2013	Chief Executive Officer

2