Form 20-F
period 2014-06-30
Hollysys Automation Technologies, Ltd.
filed 2014-09-29
CIK 1357450

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2014

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

Address: No. 2 Disheng Middle Road, Beijing Economic-Technological Development Area, Beijing, P.R. China 100176

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, $0.001 par value per share	The NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report (June 30, 2014): [57,554,824] ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒Yes ☐No

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

Large accelerated filer☒         Accelerated filer ☐             Non-accelerated filer ☐

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

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

ANNUAL REPORT ON FORM 20-F

FOR THE FISCAL YEAR ENDED JUNE 30, 2014

2

USE OF CERTAIN DEFINED TERMS

Except as otherwise indicated by the context, references in this annual report to:

•	“Hollysys” “we,” “us,” or “our,” and the “Company,” are references to the combined business of Hollysys Automation Technologies Ltd., a BVI company, and its consolidated subsidiaries, HI, HAP, HAIP, Bond, Concord, CSHK, CDME, GTH, Clear Mind, World Hope, Helitong, Hollysys Group, Hangzhou Hollysys, Hangzhou System, Hollysys A&D, Beijing Hollysys, Hollysys Electronics, Hollycon, Haotong, Xi’an Hollysys and Hollysys Investment;

•	“HI” are references to Hollysys International Pte. Limited, a Singapore company;

•	“HAP” are references to Hollysys (Asia Pacific) Pte. Limited, a Singapore company;

•	“HAIP” are references to Hollysys Automation India Private Limited, an India Company;

•	“Concord” are references to a group of our Singapore subsidiaries, including Concord Corporation Pte. Ltd. (“CCPL”), and CCPL’s subsidiaries, Concord Electrical Pte. Ltd. (“CEPL”), Concord Electrical Sdn. Bhd. (“CESB”) and Concord Corporation Pte. Ltd, Dubai Branch (“CCPL Dubai”);

•	“CSHK” are references to Concord Solutions (HK) Limited, a Hong Kong company;

•	“CMDE” are references to Concord M Design and Engineering Company Limited, a Macau company;

•	“Bond” are references to a group of our Southeastern Asia subsidiaries, including Bond Corporation Pte. Ltd., a Singapore company (“BCPL”), Bond M&E Pte. Ltd., a Singapore Company (“BMSG”), Bond M&E Sdn. Bhd., a Malaysia company (“BMJB”), and Bond M&E (K.L.) Sdn. Bhd.,a Malaysia company (“BMKL”);

•	“GTH” are references to Gifted Time Holdings Limited, a BVI company;

•	“Clear Mind” are references to Clear Mind Limited, a BVI company;

•	“World Hope” are references to World Hope Enterprises Limited, a Hong Kong company;

•	“Helitong” are references Beijing Helitong Science & Technology Exploration Co., Ltd.;

•	“Hollysys Group” are references to Hollysys Technology Group Co., Ltd., formerly known as Beijing Hollysys Science & Technology Co., Ltd, a PRC company;

•	“Hangzhou Hollysys” are references to Hangzhou Hollysys Automation Co., Ltd., a PRC company;

•	“Hangzhou System” are references to Hangzhou Hollysys System Engineering Co., Ltd., a PRC company;

•	“Hollysys A&D” are references to Beijing Hollysys Automation & Drive Co., Ltd., a PRC company;

•	“Beijing Hollysys” are references to Beijing Hollysys Co., Ltd., a PRC company;

•	“Hollysys Electronics” are references to Beijing Hollysys Electronics Technology Co., Ltd., a PRC company;

•	“Hollycon” are references to Beijing Hollycon Medicine & Technology. Co., Ltd., a PRC company;

•	“Haotong” are references to Beijing Haotong Science and Technology Development Co., Ltd. a PRC company;

•	“Xi’an Hollysys” are references to Xi’an Hollysys Co., Ltd, a PRC company;

•	“Hollysys Investment” are references to Hollysys (Beijing) Investment Co., Ltd., a PRC company;

•	“RMB”, “CNY”, are references to Renminbi, the legal currency of China; “SGD”, “S$”, are to the Singapore dollar, the legal currency of Singapore; “US dollar,” “$” and “US$” are to the legal currency of the United States; “MYR” is to the Malaysian Ringgit, the legal currency of Malaysia; “AED” is to the United Arab Emirates Dirham, the legal currency of United Arab Emirates; “HKD” is to the Hong Kong dollar, the legal currency of Hong Kong; “MOP” is to the Macau Pataca, the legal currency of Macau; and “INR” is to the Indian Rupee, the legal currency of India;

•	“BVI” are references to the British Virgin Islands;

•	“China” and “PRC” are references to the People’s Republic of China;

•	“Hong Kong” are references to the Hong Kong Special Administrative Region of China;

•	“Macau” are references to the Macau Special Administrative Region of China;

•	“Exchange Act” are references to the Securities Exchange Act of 1934, as amended; and

•	“Securities Act,” are references to the Securities Act of 1933, as amended.

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

A. Selected Consolidated Financial Data

The following table presents selected financial data regarding our business. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5, “Operating and Financial Review and Prospects.” The selected consolidated statement of comprehensive income data for the fiscal years ended June 30, 2012, 2013 and 2014 and the consolidated balance sheet data as of June 30, 2013 and 2014 have been derived from the audited consolidated financial statements of Hollysys that are included in this annual report beginning on page F-1. The selected statement of comprehensive income data for the fiscal years ended June 30, 2010 and 2011, and balance sheet data as of June 30, 2010, 2011 and 2012 have been derived from our audited financial statements that are not included in this annual report.

The audited consolidated financial statements for the years ended June 30, 2012, 2013 and 2014 are prepared and presented in accordance with generally accepted accounting principles in the United States, or US GAAP. The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes of Hollysys contained elsewhere herein.  The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

Financial information in this report is reported in United States dollars, the reporting currency of the Company.

	Years Ended June 30,
	2010	2011	2012	2013	2014
Statement of Comprehensive Income Data
Revenue	174,089,196	262,841,886	321,703,932	349,055,002	521,331,846
Operating income	32,547,400	44,690,766	65,438,184	57,702,105	98,407,029
Income before income taxes	35,219,424	47,909,081	66,926,065	60,617,681	91,311,475
Net income attributable to Hollysys	25,704,538	41,469,998	56,221,847	51,994,402	69,619,583
Add: Share-based compensation costs	524,076	551,966	1,139,368	1,599,496	2,986,192
Amortization of acquired intangible assets	-	-	-	2,847,773	5,412,766
Acquisition-related consideration fair value adjustments	-	-	-	1,163,179	8,919,629
Non-GAAP net income attributable to Hollysys	26,228,614	42,021,964	57,361,215	57,604,850	86,938,170
Weighted average ordinary shares:
Basic	51,243,667	54,564,842	55,659,765	56,167,592	57,926,333
Diluted	51,838,294	54,949,280	55,828,361	56,412,469	58,426,642
Earnings per share:
Basic	0.50	0.76	1.01	0.93	1.20
Diluted	0.50	0.75	1.01	0.92	1.19
Non-GAAP earnings per share:
Basic	0.51	0.77	1.03	1.03	1.50
Diluted	0.51	0.76	1.03	1.02	1.49

Balance Sheet Data
Total current assets	301,359,086	362,411,956	437,672,433	546,448,188	729,892,656
Total assets	384,730,251	458,583,944	552,754,975	744,632,926	926,694,505
Total current liabilities	135,917,248	161,038,804	188,828,622	268,452,183	398,891,030
Total liabilities	171,258,661	192,715,669	213,469,996	329,157,931	434,636,627

Net assets	213,471,590	265,868,275	339,284,979	415,474,995	492,057,878
Noncontrolling interest	774,865	810,618	1,183,864	1,746,707	3,583,331
Stockholders’ equity	212,696,725	265,057,657	338,101,115	413,728,288	488,474,547

In evaluating our results, the non-GAAP measures of “Non-GAAP general and administrative expenses (“Non-GAAP G&A expenses”),“Non-GAAP cost of integrated contracts”, “Non-GAAP other income (expenses), net”, “Non-GAAP interest expenses”, “Non-GAAP net income attributable to Hollysys” and “Non-GAAP earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with US GAAP. We believe these non-GAAP measures are useful to investors as they exclude: 1) share-based compensation expenses, 2) amortization of acquired intangible assets and 3) acquisition-related consideration adjustments. All of above will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders have a better understanding of our operating results and growth prospects. In addition, given the business nature of Hollysys, it has been a common practice for investors and analysts to use such non-GAAP measures to evaluate the Company. Specifically, the non-GAAP measures excluded the following items:

1) Share-based compensation expenses, which is calculated based on the number of shares or options granted and the fair value as of grant date.

2) Amortization of acquired intangible assets, which is a non-cash expense relating primarily to acquisitions. At the time of an acquisition, the identifiable definite-lived intangible assets of the acquired company, such as customer relationships and order backlog, are valued and amortized over their estimated lives. Value is also assigned to acquired indefinite-lived intangible assets, which comprise goodwill that are not subject to amortization.

3) Acquisition-related consideration adjustments are accounting adjustments to report contingent share consideration liabilities at fair value and cash consideration at present value. These adjustments can be highly variable and are excluded from our assessment of performance because they are considered non-operational in nature and, therefore, are not indicative of current or future performance or ongoing costs of doing business.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

	Years ended June 30,
	2010	2011	2012	2013	2014
Cost of integrated contracts	110,268,475	165,354,157	189,152,826	218,586,778	330,038,563
Less: amortization of acquired intangibles	-	-	-	2,847,773	5,412,766
Non-GAAP cost of integrated contracts	110,268,475	165,354,157	189,152,826	215,739,005	324,625,797

G&A expenses	13,914,091	16,671,448	26,025,459	29,647,665	39,716,156
Less: share-based compensation costs	524,076	551,966	1,139,368	1,599,496	2,986,192
Non-GAAP G&A expenses	13,390,015	16,119,482	24,886,091	28,048,169	36,729,964

Other (expenses) income, net	(215,277)	(208,093)	792,817	879,427	(5,658,524)
Add: acquisition-related incentive share contingent consideration fair value adjustments	-	-	-	854,549	7,988,640
Non-GAAP other (expenses) income, net	(215,277)	(208,093)	792,817	1,733,976	2,330,116

Interest expenses	(2,220,467)	(2,680,141)	(3,097,754)	(2,169,667)	(1,998,311)
Add: acquisition-related cash consideration adjustments	-	-	-	308,630	930,988
Non-GAAP interest expenses	(2,220,467)	(2,680,141)	(3,097,754)	(1,861,037)	(1,067,323)

Net income attributable to Hollysys	25,704,538	41,469,998	56,221,847	51,994,402	69,619,583
Add: share-based compensation costs	524,076	551,966	1,139,368	1,599,496	2,986,192
Amortization of acquired intangible assets	-	-	-	2,847,773	5,412,766
Acquisition-related consideration adjustments	-	-	-	1,163,179	8,919,629
Non-GAAP net income attributable to Hollysys	26,228,614	42,021,964	57,361,215	57,604,850	86,938,170
Weighted average number of ordinary shares outstanding used in computation:
Basic	51,243,667	54,564,842	55,659,765	56,167,592	57,926,333
Diluted	51,838,294	54,949,280	55,828,361	56,412,469	58,426,642
Non-GAAP earnings per share:
Basic	0.51	0.77	1.03	1.03	1.50
Diluted	0.51	0.76	1.03	1.02	1.49

Exchange Rate Information

A majority of our business is conducted in China. We also operate in Singapore and Malaysia through HAP, Concord, Bond, and several other jurisdictions in Asia and the Middle East. We use US dollars as our reporting currency in our financial statements in this annual report. For entities whose functional currencies are not US dollars, balance sheet items are translated into US dollars at the rates of exchange as of the balance sheet date; equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year as published by the Federal Reserve Bank of New York and the Federal Reserve Board. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statement of comprehensive income and changes in equity. Transactions and amounts in other parts of this annual report in foreign currencies recorded at the rates of exchange prevailing when the transactions occurred. With respect to amounts not recorded in our consolidated financial statements but included elsewhere in this annual report, all conversion between Renminbi and US dollars were made at a rate of RMB 6.1468 to $1.00, and all conversion between Singapore dollars and US dollars were made at a rate of SGD 1.2602 to $1.00, as set forth by the Federal Reserve Bank of New York. We make no representation of any kind that Renminbi, Singapore dollar, US dollar or any other currency referenced in this report could have been, or could be, converted into the other stated currencies at the rates stated below, any particular rate, or at all. The Chinese government imposes control over its foreign-currency reserves through both direct regulation concerns conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On September 19, 2014, the closing rate for using RMB and SGD to buy 1.00 USD was 6.1403 and 1.2662 respectively, as set forth by the Federal Reserve Board.

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

	Exchange Rate between RMB and US$				Exchange Rate between SGD and US$
Period	Period End	Average	Low	High	Period End	Average	Low	High
Calendar year 2009	6.8259	6.8295	6.8470	6.8176	1.4035	1.4543	1.5565	1.3795
Calendar year 2010	6.6000	6.4356	6.7861	6.7503	1.2885	1.3629	1.4228	1.2824
Calendar year 2011	6.2939	6.4630	6.6364	6.2939	1.2948	1.2565	1.3135	1.2007
Calendar year 2012	6.2301	6.2990	6.3879	6.2221	1.2214	1.2492	1.2973	1.2159
Calendar year 2013	6.0537	6.1478	6.0537	6.2438	1.2622	1.2511	1.2203	1.2831
January 31, 2014	6.0590	6.0509	6.0402	6.0600	1.2772	1.2726	1.2647	1.2792
February 28, 2014	6.1448	6.0816	6.0591	6.1448	1.2669	1.2659	1.2602	1.2755
March 31, 2014	6.2164	6.1729	6.1183	6.2273	1.2583	1.2672	1.2583	1.2774
April 30, 2014	6.2591	6.2246	6.1966	6.2591	1.2553	1.2548	1.2473	1.2633
May 30, 2014	6.2471	6.2380	6.2255	6.2591	1.2543	1.2514	1.2460	1.2564
June 28, 2014	6.2036	6.2306	6.2036	6.2548	1.2465	1.2512	1.2465	1.2572
July 31, 2014	6.1737	6.1984	6.1712	6.2115	1.2466	1.2427	1.2376	1.2472
August 29, 2014	6.1430	6.1541	6.1395	6.1793	1.2485	1.2484	1.2444	1.2514
September 19, 2014	6.1403	6.1387	6.1284	6.1480	1.2662	1.2603	1.2522	1.2678

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

During our expansion into overseas market, a lack of qualified local engineers and the inability to relocate enough China’s experienced engineers to overseas could delay our international projects’ execution and lose potential business opportunities.

In our international business expansion to Southeast Asia and the Middle East, we may not be able to find adequate and qualified local engineers to bid and complete sizable rail transportation orders and industrial automation projects, and because of the visa problems, we may have difficulties to relocate adequate engineers from China to various foreign countries and have them stay there long enough to finish the projects, which could cause adverse impact on our international business expansion.

We do not have long-term purchase commitments from our customers, so our customers are free to choose products from our competitors, which increases our marketing expenses to continually find new clients and win new contracts.

We are engaged in the design, production and installation of automation and process control systems. As a result, our revenues result from numerous individual contracts that are nonrecurring in nature. Furthermore, customers may change or delay or terminate orders for products and services without notice for any reasons unrelated to us, including lack of market acceptance for the products to be produced by the process that our system was designed to control. As a result, in order to maintain and expand our business, we must expend increasing amounts on marketing to identify clients and win contracts so as to be able to replenish the orders in our pipeline on a continuous basis. Increased marketing expenses and the inability to continue with current contracts or win new sources of revenue will result in a decline in revenues and profitability.

Although we do not have a concentration of business with any customer at this time, our business has become more dependent on a few significant customers.

We have developed significant customer relationships with the several local subway providers and the railway authorities in respect of the high speed train system in China. We currently also have significant contracts with the MTR Corporation Ltd. of Hong Kong, and SMRT Corporation Ltd. and Thales Solutions Asia Pte. Ltd. of Singapore. We expect that these relationships will continue to grow, and we will win more contracts with them over time. We also established a joint venture with China General Nuclear Power Corporation which has about 60% of China’s nuclear market share, to secure us for a significant market share for the automation and control products providing for the nuclear power plants in China. To the extent that these customer groups or specific customers with a group represent an increasing proportion of our business, we will become more dependent on them for our revenues and business growth. In that case, our cash flows also will become more dependent on those customers’ payment practices and overall public funding policies, including the lengthening of collection times under contracts that have been performed. Therefore, the loss of one or more of these customers or market groups as customers would have a material adverse impact on our revenues and our business operations and development.

We have a backlog of contracts, the execution of the unfinished contracts in the backlog may be lengthened due to various external reasons, and the increase of backlog may not necessarily reflect our business expansion.

To date, our backlog has been a reflection of our ability to sell our products and services and increase our business. This represents an amount of unrealized revenue to be earned from contracts secured by the Company. Backlog, however, can also reflect upon our inability to perform our contracts on a timely basis. Therefore, when evaluating our backlog, analysis should be made as to whether or not it is a reflection of an expanding business, successful marketing and increasing acceptance of our products and services in the market place or problems in our contract performance and acceptance.

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

Currently, we hold PRC utility patents that relate to various product configurations and product components and software copyrights and have pending PRC patent applications. We will continue to rely on a combination of patents, trade secrets, trademarks and copyrights to provide protection in this regard, but this protection may be inadequate.

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

Although the Company’s goodwill outstanding as at June 30, 2014 was assessed not impaired, it may be impaired in the future depending on the future market development and the outcome of the tendering of local mechanical and electrical engineering contracts in Singapore, Malaysia and Middle East.

The goodwill outstanding as at June 30, 2014 was related to the acquisition of Concord in 2012 and Bond in 2013. Based on our quantitative assessment the goodwill was not impaired as at June 30, 2014. However, the fair value of Concord calculated using discounted cash flow method was only 9.1% higher than its carrying value as at June 30, 2014. The fair value of Concord is highly dependent on the future market development and the outcome of its tendering of local mechanical and electrical engineering contracts in Singapore, Malaysia and Middle East. Slow down in mechanical and electrical engineering sector, or fewer than expected contract awards to Concord may result in goodwill impairment in the future.

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

Although China is committed to expanding its energy production with nuclear power and building a high speed railway network, both these industries have experienced various setbacks due to higher than expected accidents for various reasons years ago. The future growth rate of these two sectors may not be as fast as the market previously expected but on a more sustainable and safer basis, thus we will, likely experience slower annual growth or possibly even a reduction in these sectors’ revenues.

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

We operate in a very competitive environment with many major international and domestic companies, such as Honeywell, General Electric, ABB, Siemens, Emerson, Yokogawa and Hitachi. Many of our competitors are much better established and more experienced than we are, have substantially greater financial resources, operate in many international markets and are much more diversified than we are. As a result, they are in a strong position to compete effectively with us. These large competitors are also in a better position than we are to weather any extended weaknesses in the market for automation and control systems. Other emerging companies or companies in related industries may also increase their participation in our market, which would add to the competitive pressures that we face.

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

Our future business and results of operations depend in significant part upon the continued contributions of our key technical and senior management personnel. The company also will depend in significant part upon its ability to attract and retain additional qualified senior executives and management, technical, marketing and sales and support personnel for our operations. If we lose a key employee, if a key employee fails to perform in his or her current position or if we are not able to attract and retain skilled employees as needed, our business could suffer. Turnover in our senior management could significantly deplete institutional knowledge held by our existing senior management team and impair our operations.

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

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the Company’s internal controls over financial reporting in their annual reports and the independent registered public accounting firm auditing a company’s financial statements to attest to and report on the operating effectiveness of such company’s internal controls. No material weakness has been identified as of June 30, 2014. In the event we identify material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual report filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of the PCAOB inspections.

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to be not in compliance with the requirements of the Securities Exchange Act of 1934.

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against five PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) grants to the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated, or willfully aided and abetted the violation of, any such laws or rules and regulations. On January 22, 2014, an initial administrative law discuss was issued, sanctioning four of these accounting firms and suspending them from practicing before the SEC for a period of six months. The sanction will not take effect until there is an order of effectiveness issued by the SEC. The accounting firms involved have appealed and the sanction will not become effective until after a full appeal process is concluded and a final decision is issued by the SEC. While we cannot predict the outcome of the SEC’s proceedings, if our independent registered public accounting firm is denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to find in a timely manner another registered public accounting firm which can audit and issue a report on our financial statements, our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies with a class of securities registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such a determination could ultimately lead to the SEC’s revocation of the registration of our ordinary shares under the Exchange Act, which would cause the immediate delisting of our ordinary shares from the NASDAQ Global Select Market, and the effective termination of the trading market for our ordinary shares in the United States, which would likely have a significant adverse effect on the value of our ordinary shares. In addition, because the issues raised in the SEC proceedings would likely extend to all independent public accounting firms in the PRC that currently are authorized to practice before the SEC, it may not be possible for us to attempt to address this issue by changing our independent registered public accounting firm.

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

We are subject to the PRC’s rules and regulations on currency conversion. In the PRC, the State Administration for Foreign Exchange, or SAFE, regulates the conversion of the RMB into foreign currencies. Currently, foreign investment enterprises, or FIEs, are required to apply to the SAFE for “Foreign Exchange Registration Certificates for FIEs.” We believe Helitong is an FIE. With such registration certificates, which need to be renewed annually, FIEs are allowed to open foreign currency accounts including a “basic account” and “capital account.” Currency conversion within the scope of the “basic account,” such as remittance of foreign currencies for payment of dividends, can be effected without requiring the approval of the SAFE. However, conversion of currency in the “capital account,” including capital items such as direct investment, loans and securities, still require approval of the SAFE. We cannot assure you that the PRC regulatory authorities will not impose further restrictions on the convertibility of the RMB. Any future restrictions on currency exchanges may limit our ability to use our cash flow for the distribution of dividends to our shareholders or to fund operations it may have outside of the PRC.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our company to liabilities or penalties, limit our ability to contribute capital to our PRC subsidiaries, limit the ability of our PRC subsidiaries to increase their registered capital or distribute profits to us, or otherwise materially and adversely affect us.

On July 14, 2014, the SAFE issued the Circular Relating to Foreign Exchange Administration of Offshore Investment, Financing and Roundtrip Investment by Domestic Residents Through Special Purpose Vehicles, or Circular 37. Circular 37 repeals and replaces the Notice Concerning Foreign Exchange Controls on Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75. Under Circular 37, PRC residents are required to register with the SAFE or its local branches prior to establishing, or acquiring control of, an offshore company for the purpose of investment or financing that offshore company with equity interests in, or assets of, a PRC enterprise or with offshore equity interest or assets legally held by such PRC resident. In addition, PRC residents are required to amend their registrations with the SAFE and its local branches to reflect any material changes with respect to such PRC resident’s investment in such offshore company, including changes to basic information of such PRC resident, increase or decrease in capital, share transfer or share swap, merger or division. In the event that a PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiaries of that offshore special purpose vehicle may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be prohibited from contributing additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various foreign exchange registration requirements described above could result in liability under the PRC laws for evasion of applicable foreign exchange restrictions.

We do not have control over our beneficial owners and cannot assure you that all of our PRC resident beneficial owners will comply with SAFE regulations. The failure of our beneficial owners who are PRC residents to comply with these SAFE registrations may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Furthermore, since Circular 37 was recently promulgated and it is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

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

Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activities and greater economic decentralization. If the Chinese government does not continue to pursue its present policies that encourage foreign investment and operations in China, or if these policies are either not successful or are significantly altered, then our business could be harmed. The China government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Continued efforts to increase tax revenues could result in increased taxation expenses being incurred by us. Economic development may be limited as well by the imposition of austerity measures intended to reduce inflation, the inadequate development of infrastructure and the potential unavailability of adequate power and water supplies, transportation and communications. In addition, the Chinese government continues to play a significant role in regulating industry by imposing industrial policies.

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

A substantial portion of our operations are conducted in China and much of our revenues are generated from sales to businesses operating in China. Although the Chinese economy has grown significantly in recent years, such growth may not continue. Currently, some sectors of the economy are experiencing a slowdown in business activity, the economic slowdown is having a negative impact on the middle-end and low-end of the industrial automation market in China. We do not know how sensitive we might be to a slowdown in general economic growth or other adverse changes in Chinese economy which may affect demand for our products and services. A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in China may materially reduce the demand for our products and services and, in turn, reduce our results of operations.

The implementation of PRC employment law is likely to result in increased labor costs in China, which may affect our business and profitability.

The Labor Contract Law, which became effective on January 1, 2008, imposes on employers’ requirements to enter into fixed-term employment contracts, and effects the recruitment of temporary employees and dismissal of employees. In addition, under the Regulations on Paid Annual Leave for Employees, which also became effective on January 1, 2008, employees who have worked continuously for more than one year are entitled to paid vacation time ranging from 5 to 15 days, depending on the length of the employee’s service. Employees who waive such vacation entitlements at the request of the employer will be compensated for three times their normal daily salaries for each vacation day so waived. On July 1, 2011, China promulgated the Social Insurance Law to unify pervious scattered laws relating to social insurance matters. The law clarifies that the social insurance system in China includes pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, all of which are mandatory benefits for employees of companies operating in China. Employers are required to make contributions under these insurance schemes, which although local in rates, are overall expected to increase employee expense over time. There is no assurance that disputes, work stoppages or strikes will not arise in the future over these and other matters. Increases in the labor costs or future disputes with our employees could damage our business, financial condition or operating results.

The Security Review Rules may make it more difficult for us to make future acquisitions or dispositions of our business operations or assets in China.

The Security Review Rules, effective as of September 1, 2011, provides that when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the national security review by MOFCOM, the principle of substance-over-form should be applied and foreign investors are prohibited from circumventing the national security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. If the business of any target company that we plan to acquire falls within the scope subject to national security review, we may not be able to successfully acquire such company by equity or asset acquisition, capital increase or even through any contractual arrangement.

We face uncertainty from China’s Circular on Strengthening the Administration of Enterprise Income Tax on Nonresident Enterprises’ Share Transfer that was released in December 2009 with retroactive effect from January 1, 2008.

The Chinese State Administration of Taxation, or SAT, released a circular on December 15, 2009 that addresses the transfer of shares by nonresident companies, generally referred to as Circular 698. Circular 698, which is effective retroactively to January 1, 2008, may have a significant impact on many companies that use offshore holding companies to invest in China.

Circular 698, which provides parties with a short period of time to comply with its requirements, indirectly taxes foreign companies on gains derived from the indirect sale of a Chinese company. Where a foreign investor indirectly transfers equity interests in a Chinese resident enterprise by selling the shares in an offshore holding company, and the latter is located in a country or jurisdiction where the effective tax burden is less than 12.5% or where the offshore income of his, her, or its residents is not taxable, the foreign investor is required to provide the tax authority in charge of that Chinese resident enterprise with the relevant information within 30 days of the transfers. Moreover, where a foreign investor indirectly transfers equity interests in a Chinese resident enterprise through an abuse of form of organization and there are no reasonable commercial purposes such that the corporate income tax liability is avoided, the PRC tax authority will have the power to re-assess the nature of the equity transfer in accordance with PRC’s “substance-over-form” principle and deny the existence of the offshore holding company that is used for tax planning purposes. There is uncertainty as to the application of Circular 698. For example, while the term “indirectly transfer” is not defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax in the country or jurisdiction and to what extent and the process of the disclosure to the tax authority in charge of that Chinese resident enterprise. In addition, there are not any formal declarations with regard to how to decide “abuse of form of organization” and “reasonable commercial purpose,” which can be utilized by us to balance if our Company complies with the Circular 698. As a result, we may become at risk of being taxed under Circular 698 and we may be required to expend valuable resources to comply with Circular 698 or to establish that we should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations.

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

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption laws, and any determination that we violated these laws could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute, for the purpose of obtaining or retaining business. We have operations, agreements with third parties, and make most of our sales in China. The PRC also strictly prohibits bribery of government officials. Our activities in China create the risk of unauthorized payments or offers of payments by the employees, consultants, sales agents, or distributors of our Company, even though they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, sales agents, or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the U.S. government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, particularly companies like us which have completed so-called reverse merger transactions, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from growing our company.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC. Accordingly, our public disclosure should be reviewed in light of the fact that no governmental agency that is located in China where substantially all of our operations and business are located have conducted any due diligence on our operations or reviewed or cleared any of our disclosure.

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Unlike public reporting companies whose operations are located primarily in the United States, however, substantially all of our operations are located in China. Since substantially all of our operations and business takes place in China, it may be more difficult for the staff of the SEC to overcome the geographic and cultural obstacles that are present when reviewing our disclosure. These same obstacles are not present for similar companies whose operations or business take place entirely or primarily in the United States. Furthermore, our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review of the China Securities Regulatory Commission, a PRC regulator that is tasked with oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any due diligence on our company and with the understanding that none of our SEC reports, other filings or any of our other public pronouncements has been reviewed or otherwise been scrutinized by any local regulator.

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

We are a “foreign private issuer,” and have disclosure obligations that are different than those of other U.S. domestic reporting companies so you should not expect to receive the same information about us at the same time as a U.S. domestic reporting company may provide. Furthermore, if we lose our status as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers and would incur significant operational, administrative, legal and accounting costs that we would not incur as a foreign private issuer.

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

If we lose our status as a foreign private issuer at some future time, we will be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers and would incur significant operational, administrative, legal and accounting costs that it would not incur as a foreign private issuer.

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

We are a BVI company and substantially all of our assets are located outside of the United States. Virtually all of our assets and a substantial portion of our current business operations are conducted in the PRC. In addition, almost all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents in the United States and whose assets are located in significant part outside of the United States. The courts of the BVI would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the BVI, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the BVI, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the BVI and (f) there is due compliance with the correct procedures under the laws of the BVI. In addition, there is uncertainty as to whether the courts of the BVI or the PRC, respectively, would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such BVI or PRC courts would entertain original actions brought in the courts of the BVI or the PRC, against us or such persons predicated upon the securities laws of the United States or any state.

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

We believe that we are not considered a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our tax year ended June 30, 2014.  However, each year we must make a separate determination as to whether we are a PFIC.  We cannot assure you that we will not be a PFIC for our tax year ending June 30, 2015 or any following tax year. If a non-U.S. corporation either (i) has at least 75% of its gross income is passive income for a tax year or (ii) has at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a tax year) attributable to assets that produce or are held for the production of passive income, then the non-U.S. corporation will be deemed a PFIC. The market value of our assets may be determined to a large extent by the market price of our ordinary shares. If we are treated as a PFIC for any tax year during which U.S. shareholders hold ordinary shares, certain adverse United States federal income tax consequences could apply to such U.S. holders.

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

We were established under the laws of the BVI on February 6, 2006, as HLS Systems International, Ltd., in order to merge with Chardan North China Acquisition Corporation (“Chardan”), a Delaware special purpose acquisition company, originally established on March 10, 2005, with the primary purpose of effecting a business combination with an unidentified operating business that has its primary operating facilities located in China, in any city or province north of Yangtze River. On September 20, 2007, we acquired all of the issued and outstanding ordinary shares of GTH, a BVI company. On August 1, 2008, our ordinary shares started trading on NASDAQ Global Market. On July 17, 2009, we changed our name to Hollysys Automation Technologies Ltd. to more accurately reflect our core value of leveraging proprietary technologies to provide state-of-the-art automation and control solutions for our clients.

On July 1, 2011, we purchased 100% of CEPL, CCPL, CESB and CCPL Dubai. The consideration was a combination of cash and stock, with a total value of approximately $42.9 million which, consisted of:

1)	SGD 41.5 million cash (approximately $33,789,285), which was paid in two equal installments of SGD 20.75 million in May 2011 and July 2011, respectively; and

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

We are a leading provider of automation and control technologies and products in China and increasingly in Southeast Asia and the Middle East that enable our diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, we have approximately 3,600 employees with a nationwide China presence in around 50 cities and with subsidiaries and offices in Southeast Asia and the Middle East. We serve over approximately 5,000 customers in the industrial, railway, subway, nuclear power, and mechanical and electronic industries in China, Southeast Asia, and the Middle East. Our proprietary technologies are applied through our industrial automation solution suite, including the DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, nuclear power non-safety automation and control system HolliAs-NMS DCS and other products.

We historically focused our efforts on the area of DCS, which are networks of controllers, sensors, actuators and other devices that can be programmed to control outputs based on input conditions and/or algorithms, which are mainly used to control continuous manufacturing processes. Our DCS have been widely used in the industries involving continuous flow of material handling, such as power generation, petro-chemical, chemical, cement manufacturing, paper mills, and waste water recycling. We also command a position in China’s nuclear power automation and control market as the only proven local automation and control product provider to the non-safety control for both nuclear island and conventional island of nuclear power reactors in nuclear power stations. Through our joint venture established with China General Nuclear Power Corporation in 2005, China Techenergy Co., Ltd., we have access to all the nuclear reactors being contracted to our joint venture partner, which is currently holding roughly 60% of China’s nuclear market share.

We have a substantial reputation in the PRC domestic industrial automation industry for our comprehensive capabilities and have focused on the development of this market. We carry out integrated solution projects for, render automation services to, or sell our products to, national or multi-provincial companies with subsidiaries located across 30 provinces in China. To date, we have served more than 5,000 industrial enterprise customers including state-owned enterprises, multinational corporations and local private companies and have undertaken over 19,000 projects. We believe that the quality of our systems is unsurpassed by local Chinese competitors and is comparable to high-end foreign suppliers of DCS and the history of our projects supports that view. For example, after three years of review and analysis, BASF, a large multi-national company, has designated us as a potential qualified DCS vendor for the company, a distinction shared with large multinationals such as ABB and Emerson.

We have also entered the PLC market, which is mainly used in discreet control applied to a wide array of industries. PLCs are usually integrated together into machines providing control at the machinery level. With more of our proprietary products introduced into the market and the behavioral change of customers’ purchasing practice, we gradually changed our market and sales positioning from a single DCS/PLC product provider, to a total solution provider encompassing third-party hardware-centric products such as instrumentation and actuators, our proprietary DCS/PLC products, and valued-added software packages such as AMS (Asset Management System), MES (Manufacturing Execution System), APC (Advanced Process Control), OTS Simulation (Operator Training System), and others. The safety system SIS (Safety Instrumentation System), certified under European safety standards and newly introduced to the market in July 2012 will further round out our proprietary product suite in the industrial automation segment.

We have branched out from the industrial automation domain into the subway and surface rail businesses, leveraging on our core competency and strong research and development capabilities, and have already established a leading position in the high-speed rail signaling market and subway SCADA (Supervisory Control and Data Acquisition) market. Besides, we have developed our proprietary high-speed rail signaling system and subway signaling system, and certified both according to European Safety Standard Certification Level 4.

Internationally, we have a strong presence through Concord and Bond in Southeast Asia and increasingly in the Middle East and in Hong Kong SAR. Through these acquisitions, we are expanding and deepening our ability to offer mechanical and electrical solutions in design, engineering, procurement, project management, construction and commissioning, and maintenance to a wide range of industries, such as manufacturing, banks, hospitals, airports, power plants, commercial centers, hotels, and infrastructure works. We believe that our present leadership position in the high-growth segments is attributable to our vision, execution, and strong research and development capabilities.

During the past several years we have achieved a number of significant contract wins, including (i) contracts with MTR Corporation of Hong Kong SAR to provide a complete suite of high-speed rail signaling systems to Guangzhou-Shenzhen-Hong Kong Express Rail Hong Kong Section; (ii) a contract with SMRT Trains Ltd. in Singapore to provide design, electrification and installation for station renovations on North-South and East-West lines and a contract with Thales Solutions Asia Pte. Ltd. to provide design, installation, testing and commission for replacing the existing signaling systems for the North-South and East-West lines and install new signaling systems for the Tuas West Extension line in Singapore; (iii) a contract with Land Transport Authority in Singapore to provide the Integrated Supervisory Control System for the Thomson & Eastern Region Lines in Singapore. We believe that our international stature will be further enhanced by our obtaining international certifications such as the European Safety Standard Certification Level 4 for our proprietary high-speed rail signaling and subway signaling systems.

Our revenue increased from approximately $262.8 million in fiscal year 2011, to approximately $521.3 million in fiscal year 2014, representing a compounded annual growth rate (CAGR) of approximately 25.6% for the past three years. During the same period, our non-GAAP net income attributable to Hollysys increased by a CAGR of approximately 27.4% from $42.0 million in fiscal year 2011 to $86.9 million in fiscal year 2014. These significant increases reflect our success in exploring new business areas and our increasing market penetration. We continually seek to broaden our market reach by introducing new products and improving our profit margin through new business areas such as railway control systems and nuclear power plant control, while exploring international market to fulfill our mission of sustainable and high growth.

Strategy

The goal for Hollysys is to become one of the world's well-known automation and control technology and product providers. To meet this goal we plan to enhance the core competencies that have made us a leading domestic automation and control solutions provider in China, the only Chinese company qualified to design and manufacture non-safety control systems of nuclear power stations, and a leader in the industrial automation and in the high-speed rail and subway sectors. The principal elements of our core business strategies are as follows:

•	To further establish our leadership position as a dominant automation and control solutions provider across all the addressable market segments– We seek to be a potential industry consolidator in China and Southeast Asia to become a leading provider of industrial automation and control technology applications for clients in various industries, by presenting ourselves as a total solution provider. We seek to further penetrate the high-speed rail and subway business with more proprietary products to enhance our leading position and market share. Since the majority of our customers operate in a wide range of industries, we stand to be a prime beneficiary of China’s and increasingly Southeast Asia’s industrial automation market growth, driven by environment protection, clean energy, lower carbon emission, national economic development, and rising labor costs in the Asia region. Our combination of patented technologies, strong research and development capabilities, ability to leverage strategic alliances and acquisitions to enter and penetrate new market segments, and a comprehensive understanding of the Chinese and Southeast markets should allow us to capitalize on these growth opportunities.

•	To continuously enhance our leadership position in technology – We have long been recognized as a pioneer in the development of industrial automation and control technology and applications in China. We are continuously seeking ways to improve our existing product lines while being committed to the development of new applications, platforms, and products. In order to maintain our leadership in technology, we have devoted significant resources to the research and development that is undertaken by a group of trained and skilled engineers. In July 2012, we released 5th generation DCS named HOLLiAS-K, which is superior to the performance of the 4th generation in terms of reliability, flexibility, and ease of use. Hollysys has applied its years of experiences in nuclear DCS into the design of HOLLiAS-K. Flexible architectures of P-to-P (Peer to Peer), C/S (Client/Server), or hybrid system can be selected according to the project scale. Industry specific software solutions are designed for better customization leveraging our deep industry knowhow and expertise. Further advantages such as vertical mounting, modular connection, and tilted I/O design make the engineering and wiring more effective and deliver the customers faster and more stable field installation. Also in July 2012, we developed China’s first proprietary Safety Instrumented System, named HiaGuard-SIS, and passed Safety Integrity Level 3 certification in compliance with the most stringent European standards. HiaGuard-SIS is a critical safety protection system comprising sensors, logic solvers and actuators for the purposes of taking a process to a safe state when normal predetermined set points are exceeded, or safe operating conditions are violated. The SIS developed by Hollysys is applicable to ESD (Emergency Shutdown System), PSD (Process Shutdown System), FGS (Fire and Gas Systems), BMS (Burner Management System), and ETS (Emergency Trip System). Besides, we are continuously devoting resources to research and development on our addressable market related technologies and products, and international market, including subway signaling system, industrial automation motion control, machinery control products and technologies to complement our existing product portfolio.

•	To actively explore and prepare for international market expansion– Management is pursuing a strategy for Hollysys to have meaningful revenue generated from the international market and to become one of the prominent and well-known automation and control players in the world. We made significant progress in this business objective through the acquisitions of Concord and Bond, both of which are headquartered in Singapore, by which we obtained a well-established distribution channel and customer/partner bases to cross-sell our products in the rail and industrial automation segments and building automation and retrofit segments, and seasoned management teams to form the core of our international team. We have also increased our mechanical and engineering solution capabilities and are expanding to be able to serve a wider array of industries. We entered into a contract with Hong Kong MTR Corporation to supply the entire high-speed rail signaling system to Shenzhen-Hong Kong Express Rail with a total contract value amounted to approximately US$85 million, including the main contract signed in March 2012 and the supplementary contracts obtained subsequently, In addition, we signed the contract with Land Transport Authority in Singapore to provide the Integrated Supervisory Control System for the Thomson & Eastern Region Lines in Singapore valued at approximately SGD 16 million in May 2014.

The high-speed rail signaling system includes the on-board ATP (Automatic Train Protection) system that is used to protect the train from travelling at excessive speeds, the ground based TCC (Train Control Center) for ground safety control of trains, and other auxiliary interfacing products. Based on our own technologies, we are able to customize our system platforms to meet every level of requirements from conventional rail signaling systems to the most state-of-the-art, high-speed rail applications, not only for the Chinese market but also for the international market.

Because the China Railway Corporation employs its own administrative admission system to allow or disallow use of products and entry of system providers to supply the China’s national rail industry, our high-speed rail signaling products that are currently deployed in China’s high-speed rail lines have not needed and do not have European safety standard certification, which is a prerequisite for the rail market outside of China. To satisfy international requirements, we have redesigned the whole set of our high-speed rail signaling systems, based wholly on our own proprietary technologies, and passed European Safety Standards SIL 4 certification (Safety Integrity Level 4) including ATP (Automatic Train Protection), TCC (Train Control Center), LEU (Line-Side Electronic Unit), BTM (Balise Transmission Module), TSRS (Temporary Speed Restriction Server), HVC (Hollysys Vital Computer) and Interlocking system in the high-speed rail sector.

In the subway sector, the proprietary ATS (Automatic Train Supervision) and CBI (Computer Based Interlocking) passed SIL2 and SIL4 certification respectively in 2011. And in early 2013, we finished the development and certified ZC (Zone Controller), LEU (Line-side Electronic Unit) and Balise for subway signaling system according to SIL4 requirements. The ATP (Automatic Train Protection) for subway signaling was developed and passed SIL4 certification in the end of 2013, thus all subway signaling products have been certified according to SIL4.

In conclusion, the international certification of both high-speed rail signaling system and subway signaling system will enhance our competitiveness and accelerate international expansion

Products and Services

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

As the only proven domestic automation control systems provider to the nuclear power industry in China, we provide our HOLLiAS-NMS DCS product to China’s nuclear power industry. In a nuclear power station, the nuclear island operates to transform nuclear energy to heat energy, and pass on the steam generated by the steam generator to the conventional island, where steam drives the turbine to generate the electricity, and pass on to the transformer for loading onto the grid. Our HOLLiAS-NMS proprietary control systems are now used for non-safety operation control. The know-how was accumulated from our industrial DCS applications in high-end, conventional energy power plants, with much more sophisticated software and hardware specifications, and more stringent production and quality assurance process. Our nuclear joint venture with China General Nuclear Power Corporation, China Techenergy Co., Ltd., has already successfully completed developing its proprietary safety nuclear power automation and control system and has started to commercialize such technology. Specifically, in April 2013, we successfully applied our proprietary HOLLiAS-N Distributed Control System to Unit 1 of Ningde Nuclear Power Plant; In June 2013, we successfully applied our proprietary HOLLiAS-N DCS to Unit 1 of Hongyanhe Nuclear Power station.

We have successfully provided our industrial automation products to overseas countries mainly in South and Southeast Asia through our Singapore subsidiary HAP.

Rail Transportation:

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

We have provided our SCADA system to China’s subway market for many years, including the Beijing Subway, Guangzhou Metro, Shenzhen Metro, and Dalian Metro. SCADA is an open software platform to enable integrated and unified monitoring of all necessary sub-systems of the subway, including the Power Supervisory Control and Data Acquisition System, Building Automatic System, Fire Alarm System, Platform Screen Door System, Access Control System, Closed Circuit Television, Passenger Information System, Passenger Train Information System, and Alarm System. Given the exponential growth in China’s subway market and the continued growth expected for the decades to come, Hollysys has developed its proprietary Subway Signaling System, based on its strong research and development capability and technical know-how of signaling application accumulated from high-speed rail. Currently the development and certification according to the European safety standards are basically finished. The current subway signaling market is predominantly occupied by multi-national corporations, such as Siemens, Alstom.

We are supplying the entire high-speed rail signaling system to Shenzhen-Hong Kong high-speed rail line for the Hong Kong MTR, which marked our breakthrough to the international high-speed rail signaling market. Besides, in May 2014, we signed a contract with Land Transport Authority ("LTA") in Singapore to provide our proprietary Integrated Supervisory Control System for Thomson & Eastern Region Lines in Singapore.

Mechanical and electrical:

We established a stronger foot-hold in Southeast Asia through two acquisitions of Concord and Bond in 2011 and 2013 respectively. Concord and Bond mainly provide mechanical and electrical solutions, including design, engineering, procurement, project management, construction and commissioning, and maintenance related services, Concord mainly focuses on Singapore, UAE and Saudi Kingdom markets, and Bond mainly focuses on factories, data centers, banks, hospitals, airports, power stations, gas and instrumentation plants, hotels, commercial centers, residential buildings and infrastructure works in Malaysia. Through the acquisitions, the Company seeks to expand the existing distribution and marketing channels to cross sell the Company’s existing product lines to the fast growing South-East Asia and the Middle East markets.

Project Implementation:

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

Markets

Industrial Automation Market

According to the ARC Advisory Group, or ARC, an industry research group, the DCS market in Asia, as measured by revenue, exceeded US$5,307.5 million in 2012 and will grow at a compounded annual growth rate of approximately 4.7% through 2017.

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

Currently, the vast majority of the global automation market is still controlled by a handful of multi-national companies, most of them with western roots. Our competition includes some very recognizable names: Honeywell (US); Siemens (Germany); Emerson (US); ABB (Sweden); Rockwell (US); Yokogawa (Japan) and Hitachi (Japan). The western roots of automation are not surprising, as that is also where industrialization began and progressed the farthest during the 19th and 20th centuries. However, a new focus of the automation market is China and increasingly Southeast Asia, where the tremendous growth in industrialization is by now a very familiar story. Manufacturing jobs in the US and other western economies over the past two decades have steadily decreased, while the industrial base in China, Southeast Asia and the Middle East has expanded. In particular, China’s shift from a developing country to one of the world’s leading manufacturers of industrial equipment and consumer goods has created a substantial and growing demand for the automation systems that help to make those manufacturing processes more efficient, reliable and safe.

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

We are well-positioned to benefit from China’s nuclear power development. At present, China’s nuclear power sector is relatively underdeveloped, with the vast majority of power generated by coal-fired power plants. According to figures announced by China Nuclear Energy Association, by the end of December 31, 2013 there were 17 nuclear reactors in commercial operation in China, providing approximately 14.83 GW of power, in comparison to the total electricity-generating capacity in China of approximately 1,247.38 GW. This represents approximately 1.19% of the total installed gross capacity of power generation. In terms of electricity generated watt per hour, the nuclear electricity generated in 2013 was 110.7 billion kwh, the national electricity generated in 2013 was 5,245.1 billion kwh. China has 2.11% electricity generated from nuclear power, lagging far behind the world average of 15%, with France being the highest with 70% of its power generated from nuclear power plants. Driven by clean energy initiatives and China’s commitment of reducing its carbon emission by 45% per GDP unit by 2020, China’s installed nuclear power generating capacity is expected to reach 70GW-80 GW by 2020. Typically, one nuclear reactor generates 1GW electricity.

We are penetrating into international markets with primary focus on Singapore, Malaysia, Indonesia, India and the Middle East, all of which are largely developing areas. The strong growth of infrastructure and increased demand for automation technologies will benefit us in these areas. According to the ARC Advisory Group, or ARC, an industry research group, the DCS market in Asia as measured by revenue, exceeded US$5,307.5 million in 2012 and will grow at a compounded annual growth rate of approximately 4.7% through 2017; the DCS market in EMEA as measured by revenue, exceeded US$6,020.3 million in 2012 and will grow at a compounded annual growth rate of approximately 3.7% through 2017.

Rail Transportation Market

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

According to China’s 12th Five Year Plan and the recent industry estimate, China is planning to build up to around 18,000 kilometers length of high-speed railway lines by the end of 2015. China’s high-speed rail network construction will consist of the current building artery lines and future planning inter-city lines. The artery lines are “the Four Horizontals and the Four Verticals” referring to their positions on the map of China. The Four Vertical lines include the Beijing-Guangzhou line, Beijing–Shanghai line, Harbin-Dalian-Shenyang-Beijing line, and Shanghai-Hangzhou-Shenzhen line. The Four Horizontal lines include the Lanzhou-Xian-Zhengzhou-Lianyungang line, Shanghai-Wuhan-Chongqing-Chengdu line, Hangzhou-Changsha-Kunming line, and Taiyuan-Shijiazhuang-Qingdao line. The inter-city high-speed lines are mainly planned for economically well-developed regions with high densities of population, such as Zhu Jiang River Delta (Guangzhou-Shenzhen region), Yangtze River Delta (Shanghai-Hangzhou region), and Beijing-Tianjin-Tangshan region. As one of the three high-speed rail signaling products providers in the C2 category in China, and one of the only two high-speed rail signaling products providers to the C3 segment, we believe that Hollysys is well positioned to benefit from this unprecedented, world leading high-speed railway build-out.

We also provide our proprietary software platform and solutions of SCADA to the subway market. China’s subway market is expected to receive significant government investment due to urbanization and environmental concerns. It is estimated that China is going to build up to around 4,600 km of subway lines by 2016 and approximately 8,300 km of subway lines by 2020. Leveraging on our know-how from high-speed surface rail signaling technology and our well-recognized brand name, we have finished the development of our proprietary subway signaling system, and are preparing for bidding subway signaling projects both in China and abroad. We believe it will present a better value positioning to our subway customers by bundling our proprietary subway SCADA system with our proprietary signaling system, in this way we are also expecting our market share and gross margin expansion in this business sector.

In the Southeast Asia, there are also extensive subway lines construction and subway signaling system reconstruction projects due to the operation safety and efficiency concern in high population density areas such as Hong Kong, Singapore and Malaysia. There are several subway lines in construction in Hong Kong and Southeast Asia, including Hong Kong Shatin to Central Link, South Island Line East, Kwun Tong Line Extension and West Island Line in Hong Kong, and Thomson Line (TSL) in Singapore and MRT Line No. 2 in Kuala Lumpur, Malaysia. Besides, the reconstruction of subway signaling systems will be a huge opportunity, like the North-South and East-West lines which Hollysys has participated in the signaling reconstruction in Singapore. As more and more subway signaling systems in developed countries approach their over mature period, which will offer continuous opportunities for Hollysys to be the subway signaling system replacement and upgrading provider.

Mechanical and Electrical Solutions Market

We offer mechanical and electrical solutions (M&E) through Concord and Bond in Southeast Asia, Middle East and Hong Kong. Through acquisitions of the above entities, we are expanding and deepening our ability to offer mechanical and electrical solutions in design, engineering, procurement, project management, construction and commissioning, and maintenance to a wide range of industries, such as manufacturing, banks, hospitals, airports, power plants, commercial and residential buildings, hotels, and railway and subway lines.

Extensive constructions in infrastructure in Southeast Asia and Middle East result in significant demands for M&E solutions. Taking Malaysia for example, the estimated total gross development value (GDV) in Iskandar development area is around USD118 billion, where estimated M&E sector potential worth is USD23.56 billion in the areas such as education, commercial, residential, factories and theme park project; the estimated total GDV in Sabah development area is around USD32.3 billion, where estimated M&E potential worth is USD6.5 billion including residential, resorts, commercial, oil & gas projects; the estimated total GDV of Sarawak Corridor is around USD102.7 billion, where estimated M&E potential worth is USD20.5 billion including renewable energy & energy resources, residential, commercial, factories projects.

In the rail transportation field, there are several subway lines under construction in Hong Kong and Southeast Asia, including, among others, Hong Kong Shatin to Central Link, South Island Line East, Kwun Tong Line Extension and West Island Line in Hong Kong, and Thomson Line (TSL) in Singapore and MRT Line No. 2 in Kuala Lumpur, Malaysia. Concord participated in the Singapore North-South and East-West subway lines signaling reconstruction project cooperating with Thales in 2012, Concord was responsible for design, installation, testing & commission for replacement of existing signaling systems. Bond and Concord will actively explore the M&E opportunities, and cooperate with Hollysys for the installation and implementation works for industrial automation and railway transportation total solution works in South East Asia and the Middle East.

Integrated Contracts

The main channel through which we get our automation system business is the procurement bidding process. Customers seeking bids propose their requirements and specifications in legal bidding documents and those companies that are interested in obtaining these contracts make a bid in written form. If we win the bid, we finalize an integrated contract. We derive over 90% of our total consolidated revenues from the integrated contracts that we win through the bid process. In addition, we also generate revenue from products sales of spare parts and component products to customers for maintenance and replacement purposes after the completion of the integrated solution contract, and from provision of service such as maintenance and training which tends to provide a recurring revenue stream.

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

Because of the nature of customized integrated contracts, a customer does not have the right to return the products that we deliver, so long as such products conform and perform to the customer’s specification. Prior to delivering our products to a customer’s site, we perform an internal test to ensure that the automation system works as intended. After installing the products on a customer’s site, any problems are solved during trial runs. Once the testing requirements have been satisfied, a customer will execute a customer acceptance document, which marks the beginning of the warranty period. Due to the nature of this process, many companies in the automation systems business generally do not carry product liability insurance.

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

Competition

We compete with various domestic and international corporations offering automation and control systems. We believe that our proprietary technology and products provide us with a strong competitive advantage over our domestic Chinese competitors. However, a number of multinational companies, some of whom have substantially greater financial and other resources than we currently have, have been offering first rate automation systems in competition with us. We believe that our primary competitors in the industrial automation market in China for our products are multi-national corporations, such as ABB, Honeywell, Emerson and Siemens, and the local company Supcon, a private company affiliated with Zhejiang University. In the Southeast Asian and Middle Eastern markets, our principal competitors for industrial automation are the multinational corporations such as ABB, Siemens, Emerson, Yokogawa and Honeywell.

In the PRC high-speed rail business, as the China Railway Corporation employs an administrative admission system and China has established its national rail technology standard, the China Train Control Standard (CTCS), we believe that competition from multi-national companies will decrease gradually. Currently, Hollysys is one of only three entities that supply signaling products to China’s 200-250km/h segment of the high-speed rail market. The other two are the China Rail Signal & Communication Corp. (CRSC) and the China Academy of Railway Science. Hollysys is one of the only two signaling product providers to China’s 300-350km/h segment of the high-speed rail market. The other provider is CRSC. In the subway business and the SCADA market, we mainly compete with Nanjing Automation Research Institute (NARI). In nuclear automation segment, we mainly compete with multi-national corporations such as Siemens, Areva, and Invensys. The major competitors in the international rail and subway signaling markets are Bombardier and Alstom.

For the mechanical and electrical solutions business, the main competitors for Concord and Bond include Bintai Kinden Corporation Berhad, PJI Holding Berhad, and LFE Corporation Berhad, Kurihara, Sanyo, Bintai KDK and Gammon Construction.

When compared to our competitors, apart from satisfying certain local based criteria, we believe that our key competitive edge is the provision of better value for money to our customers with the following distinctive attributes:

•	Emphasis on Engineering. Engineers are a critical element of effective design of both hardware and software components of automation equipment and systems. For western companies, they are also a very costly element of the process. Even the largest western companies face constraints in the size of their engineering staff due to the high salaries and attendant costs. One of our competitive advantages is the lower cost of engineers in China relative to those in the Western nations. Applying high levels of engineering effort to each product enables us to provide a solution that is tailored not only to the industry in which the customer operates, but also to the customer’s specific needs. That custom solution is provided at a cost that is typically lower than the generic products of our competitors.

•	Industry Process Knowledge. We devote substantial time and effort to understand our customers and their business. This knowledge helps to ensure that the systems we design will provide the optimum in benefits for our customers. We maintain this information in an extensive “library” of industry process information that we utilize to speed up the system design process and to maximize the quality of the result, while at the same time minimizing costs. As a result, we were able to take into account the widely varying degrees of sophistication and resources that our customers possess. The result of this strategy is to broaden our potential customer base and to consistently deliver products that are of value to these customers.

•	Integration Services. Western automation system companies are principally system platform suppliers and the role of integrating the systems into the customer’s overall management information system is generally left to independent firms. While such firms are widespread in western countries, China and other emerging market countries do not have a large number of systems integration companies to perform this work, as these companies have been historically unprofitable in China. We have bridged this gap by providing a vertically integrated solution to our customers that includes the integration of our hardware into the customers’ overall manufacturing and information systems. This combination of the two aspects of system design and installation take further advantage of a lower cost of engineering services and provides another benefit, as the design and integration teams can work together to produce the best result more quickly and efficiently, again lowering costs.

•	Core Technologies. Although we deliver tailored systems, our systems are based on basic modules of automation technology that are common across a broad array of industries and applications. Using these modules as a starting point, development of an industry and customer-specific product is both more efficient and produces a better result than starting from scratch each time. That means, with our labor cost advantages, we can provide a highly customized automation product at a very favorable cost.

•	Use of Engineering Sales Personnel. The use of trained engineers in product and system design is complemented by the use of engineers in the sales process as well. With engineers included in the sales process, we provide the ability to understand from the beginning the needs of the customer and how to address their issues and the ability to convey that information to the team that will ultimately develop the system to be installed.

•	Providing service for the Broad Array of Chinese Customers’ Capabilities. China’s rapid growth and industrialization distinguish it from other manufacturing nations in some ways. There are many “established” Chinese companies that operate in facilities that are decades old, many companies that operate in new or recently upgraded facilities, and the largest number that fall somewhere in between. We understand, to a greater extent than our western competitors, the full range of needs and capabilities that Chinese customers possess, and we have designed our business to meet them. As a result, we are able to offer even the most basic control systems solution while also providing the most sophisticated systems available to applications that meet the rigorous requirement of the highly complex and demanding nuclear power industry.

•	Pace of Product Development. Another way that we keep ahead of our competitors is by our pace of development. HOLLiAS-K is the 5th generation of Distributed Control System developed by us and released to the market in the second half of 2012. In 1993, we developed China’s first proprietary DCS to the market as our first generation system. During the past 20 years, we continuously moved ahead of the market and developed leading technologies, including China’s first proprietary large scale PLC in 2005, the earliest and till now the only domestic approved and applied nuclear power automation and control system HOLLiAS-NMS, China’s earliest subway SCADA and high-speed rail signaling system. We believe we have the capability to identify high-growth markets and quickly develop and deliver the most advanced technologies, while leveraging our strong R&D and innovative capabilities. We believe that our competitors are frequently hampered by institutional factors that slow the product development process, and as a result, their products cannot incorporate the latest advances in electronics.

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

•	Foreign Currency Regulations. We are subject to the PRC’s foreign currency regulations. The PRC government has control over RMB reserves through, among other things, direct regulation of the conversion of RMB into other foreign currencies. Although foreign currencies which are required for “current account” transactions can be bought freely at authorized Chinese banks, the proper procedural requirements prescribed by Chinese law must be met. At the same time, Chinese companies are also required to sell their foreign exchange earnings to authorized Chinese banks and the purchase of foreign currencies for capital account transactions still requires prior approval of the Chinese government.

•	Taxation. The EIT Law, as further clarified by the Implementation Rules of the EIT Law and the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the EIT Law, applies a unified enterprise income tax, or EIT, rate at 25% to both FIEs and domestic invested enterprises. The EIT rate applicable to the enterprises established before March 16, 2007 those were eligible for preferential tax rate according to the effective tax laws and regulations will gradually transition to the uniform 25% EIT rate by January 1, 2013. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “High and New Technology Enterprises strongly supported by the state,” (“HNTE”) subject to certain general factors described therein. “Administrative Measures for Assessment of High-New Tech Enterprises,” or Measures, and “Catalogue of High/New Tech Domains Strongly Supported by the State,” or Catalogue (2008), jointly issued by the Ministry of Science and Technology and the Ministry of Finance and State Administration of Taxation set forth general guidelines regarding criteria as well as application procedures for qualification as a HNTE under the New EIT Law. Both Beijing Hollysys and Hangzhou Hollysys have met the qualifications for the HNTE designation, effective from January 1, 2011 to December 31, 2013, and are accordingly subject to a reduced national enterprise income tax of 15% for the effective period. The Company is in the process of reapplying the qualifications of HNTE for the following 3 years from January 1, 2014 to December 31, 2016. The Company is expecting to receive the renewed certification in late 2014.

•	Dividend Distribution. Under PRC law, FIEs in China, may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting principles. In addition, FIEs in China are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year for their general reserves until the accumulative amount of such reserves reaches 50% of registered capital. These reserves are not distributable as loans, advances or cash dividends. The board of directors of a FIE has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, and expansion (development) funds, which, once allocated, may not be distributed to equity owners except in the event of liquidation. In addition, under the new EIT Law, effective as of January 2008, dividends from our PRC subsidiaries to us are subject to a withholding tax of 10%.

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

As of June 30, 2014, we employed 726 direct sales personnel through our subsidiaries in China, Southeast Asia, and the Middle East. In China, sales activities for industrial automation are widely distributed across China in around 50 cities; the rail transportation sales activities are mainly centralized at our Beijing headquarters; and for overseas regions, sales activities are mainly developed and guided from our offices in Southeast Asia and the Middle East.

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

40

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

The manufacturing facilities at the Beijing and Hangzhou locations are used for the system integration production, including hardware testing instruments, auxiliary material processing, packaging and shipping, and for self-made product integration production, including inspection and testing. As of June 30, 2014, the Company has completed the construction of phase II of the Yizhuang facility in Beijing.

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

Overview

Through our operating subsidiaries, we are one of the leading automation solutions providers in China, developing a number of core technologies and completing numerous projects utilizing a wide array of automation products. With our philosophy of sincere concern for customers and our technical innovation capabilities, we specialize in the research, development, production, sale and distribution of industrial automation for digital railway signals and information systems, e-government, motor drive transmissions and safety controls for nuclear power reactors.

The main channel through which we obtain our automation system business is the procurement bidding process. Customers seeking bids propose their requirements and specifications in legally binding bid documentation, to which the companies interested in obtaining the contract respond with an appropriate bid.

We derive our revenue mainly from three operating segments, industrial automation, railway transportation and mechanical and electrical solutions. More than 90% of our total consolidated revenues derived from integrated contracts we have won through the bid process. In addition, we also generate revenue from products sales of spare parts and component products to customers for maintenance and replacement purposes after the completion of the integrated solution contract, and from services provision of maintenance and training. after the warranty period to customers for efficiency improvement or environment protection purpose; which tends to provide a recurring revenue stream. Spare part and component sales and services provision are not part of the integrated solutions contracts.

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

	Years Ended June 30,
	2012	2013	2014
Number of new contracts won during the year	3,046	3,281	3,362
Total amount of new contracts (million)	$430.2	$481.5	$635.1
Average price per contract	$141,225	$146,742	$188,899

	Years Ended June 30,
Backlog Situation:	2012	2013	2014
Contracts newly entered and unfinished (million)	$242.4	$290.1	$257.5
Contracts entered in the prior year and unfinished (million)	$147.5	$198.6	$297.6
Total amount of backlog (million)	$389.7	$488.7	$555.1

As indicated above, both the amount of new contracts won and the amount of backlog have been increasing steadily during the past three years. Generally, the backlog represents increasing sales and increasing size of contracts which might take more time to perform.

As a growing company, we have achieved significant progress in the past three years. Our total consolidated revenues for the fiscal year ended June 30, 2012 was approximately $321.7 million, compared to approximately $349.1 million for fiscal 2013, representing an increase of 8.5%, followed by a growth of 49.4% to approximately $521.3 million in fiscal 2014.

Recent Developments

On May 30, 2014, the Company entered into a convertible loan agreement with International Finance Corporation (“IFC”), an international organization established by Articles of Agreement among its member countries including the British Virgin Islands, under which the Company will borrow $20,000,000 from IFC (the “IFC Loan”) with an interest rate of 2.1% per annum and commitment fee of 0.5% per annum paid in rear semi-annually. The Company received the loan disbursement on August 30, 2014, and the loan interest started accumulating since then.

The IFC Loan has both voluntary and mandatory conversion terms. IFC may at its option convert, in US$1,000,000 increments, the Loan in whole or in part, into the Company’s ordinary shares at any time on or prior to the maturity date at a conversion rate and a conversion price in effect at such time. The initial conversion rate at the time of the agreement is 38 ordinary shares per $1,000, and the initial conversion price is $26.35 per share. The initial conversion rate and conversion price is subject to subsequent adjustments with events that may dilute the unit price per share. 50% of the principal amount of the IFC Loan then outstanding will be mandatorily converted into ordinary shares at the conversion rate and conversion price then in effect if at any time, with respect to the period of 30 consecutive trading days ending at such time, the volume weighted average price for 20 trading days or more in such 30 consecutive trading day period is equal to or more than 150% of the conversion price in effect at such time. 100% of the principal amount of the IFC Loan then outstanding will be mandatorily converted into ordinary shares at the conversion rate and conversion price then in effect if at any time, with respect to the period of 30 consecutive trading days ending at such time, the volume weighted average price for 20 trading days or more in such 30 consecutive trading day period is equal to or more than 200% of the conversion price in effect at such time.

The Company is subject to both affirmative and negative covenants. The outstanding principle, interests and fees need to be repaid to IFC in case the covenants are not fulfilled. The Company is assessing the financial and internal control effects of the IFC Loan which will be reflected in the Company’s first quarter financial statements.

In addition, the Company paid a one-time front-end fee of $200,000 according to the agreement on July 3, 2014. A portfolio supervision fee of $5,000 per annum is charged to the Company by IFC for its effort of monitoring the convertible loan. The term of the IFC Loan is five years starting from the date of Company’s receipts of the loan.

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

Key Factors Affecting Our Growth, Operating Results and Financial Condition

Our future growth, operating results and financial condition will be affected by a number of factors including:

•	The ability in developing and acquiring new products and systems in order to improve competitiveness, which can increase both sales revenue and margins. The success of our business depends in great measure on our ability to keep pace with or even lead changes that occur in our industry.

•	The success in expanding our business in targeted emerging markets and overseas markets, which may require us to overcome domestic competition and trade barriers.

•	Our ability to retain our existing customers and to obtain additional business opportunities. Since we do not have long-term purchase commitments from customers, our customers can shift to other competitors for future projects. It is important to maintain our customer base in order to sustain and expand our business.

•	The success of our business also depends on securing a steady stream of new customers. In order for our business to continue to succeed and grow, it is vital to secure contracts with new customers on a regular basis.

•	The ability to secure adequate engineering resources and relatively low cost engineering staff can increase our profitability and potential business prospects. One of the competitive advantages that we enjoy is the access to lower cost engineering staff as compared to those of our Western and Japan-based competitors. The plentiful supply of affordable engineering talent in China is a key element of our overall business strategy.

•	Further improvement in product design and maintaining high standard of quality control, which can reduce or avoid product defects. Any product defects will result in additional costs and cause damage to our business reputation.

•	The ability to secure and protect our intellectual property rights is critical, as our business is based on a number of proprietary products and systems, and we strive to strengthen and differentiate our product portfolio by developing new and innovative products and product improvements.

•	The success in penetrating into the railway, conventional and nuclear power market sectors can develop revenue streams and improve margins. In addition to the traditional industrial automation business, our plan for future growth includes an increasing emphasis on rail control systems, power generation control systems and mechanical and electrical solutions both in China and internationally.

•	The ability to obtain greater financial resources to match or even exceed our major competitors, in order to compete effectively with them, and to weather any extended weaknesses in the automation and control market.

•	The continued growth in the Chinese and Southeast Asia industry in general. This continued growth will create more business opportunities for us, because industrial companies in Asia are our principal source of revenues.

•	The ability to maintain key personnel and senior management, who will have significant impact and contribution to our future business. The ability to attract and retain additional qualified management, technical, sales and marketing personnel will be vital.

•	The continuation of the preferential tax treatment and subsidies currently available to our PRC subsidiaries will be critical to our future operating results. If governmental subsidies were reduced or eliminated, our after-tax income would be adversely affected.

•	The exchange rate fluctuation of RMB against US dollars will result in future translation gain or loss as most of our assets are denominated in RMB. In addition, some of our raw materials, components and major equipment are imported from overseas. In the event that the RMB appreciates against other foreign currencies, our costs will decrease and our profitability will increase. However, the impact will be the other way around if RMB depreciates against other foreign currencies.

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

Revenue generated from mechanical and electrical solution contracts for the construction or renovation of buildings, rail or infrastructure facilities are also recognized over the contractual terms based on the percentage of completion method. The contracts for mechanical and electrical solution services are legally enforceable binding agreements between the Company and customers. The duration of contracts depends on the contract size and the complexity of the construction work and ranges from 6 months to 3 years excluding the warranty period. The majority of the contract duration is longer than one year.

In accordance with ASC 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts (“ASC 605-35”), recognition is based on an estimate of the income earned to date, less income recognized in earlier periods. Revisions in the estimated total costs of integrated contracts are made in the period in which the circumstances requiring the revision become known. Provisions, if any, are made in the period when anticipated losses are expected on uncompleted contracts.

The Company reviews and updates the estimated total costs of integrated solution contracts at least semi-annually. The Company accounts for revisions to contract revenue and estimated total costs of integrated solution contracts, including the impact due to approved change orders, in the period in which the facts that cause the revision become known as changes in estimates. Unapproved change orders are considered claims. Claims are recognized only when it has been awarded by customers. Excluding the impact of change orders, if the estimated total costs of integrated solution contracts, which were revised during the years ended June 30, 2012, 2013 and 2014, had been used as a basis of recognition of integrated contract revenue since the contract commencement, net income for the years ended June 30, 2012, 2013 and 2014 would have been decreased by $13,109,779, $11,252,708, and $4,435,843, respectively; basic net income per share for years ended June 30, 2012, 2013, and 2014 would have been decreased by $0.24, $0.20, and $0.08, respectively; and diluted net income per share for the years ended June 30, 2012, 2013 and 2014, would have decreased by $0.23, $0.20 and $0.08, respectively. Revisions to the estimated total costs for the years ended June 30, 2012, 2013 and 2014 were made in the ordinary course of business.

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

The Company generally recognizes 100% of the contractual revenue when the customer acceptance has been obtained, and no further major costs are estimated to be incurred, normally this is also when the warranty period commences. Revenues are presented net of taxes collected on behalf of the government.

Product sales

Revenue generated from sales of products is recognized when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

Service rendered

During the year ended June 30, 2014, the Company extended its service offerings as described below. Previously, service revenue was insignificant. The Company mainly provides two types of services:

Revenue from one-off services: the Company provides different types of one-off services, including on-site maintenance service and training services. Revenue is recognized when the Company has completed all the respective services described in the contracts, there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured.

Revenue from services covering a period of time: the Company also separately sells extended warranties to their integrated solution customers for a certain period. During the period, the Company is responsible for fixing problems related to its own systems provided to the customers. Part replacement is not covered in such service; rather, the customers need to purchase the parts to be replaced separately. The Company recognizes revenue on a pro-rata basis over the contractual term.

Revenue from services was not presented separately in the consolidated statement of comprehensive income in 2012 and 2013 as the amounts were inconsequential.

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

Accounts receivable and costs and estimated earnings in excess of billings

Performance of the integrated contracts will often extend over long periods and the Company’s right to receive payments depends on its performance in accordance with the contractual agreements. There are different billing practices in the PRC and overseas operating subsidiaries including Concord and Bond. In the PRC, billings are rendered based on agreed milestones depending on the contracts terms with customers. In general, there are four milestones: 1) project commencement, 2) system manufacturing and delivery, 3) installation, trial-run and customer acceptance, and 4) expiration of the warranty period. The amounts to be billed when each of the specified milestones is reached are specified in the contracts. All contracts have the first milestone, but not all contracts require prepayments. Each interval of two continuous billings under an integrated contract varies depending on the duration of the contract (under certain contracts, the interval of two continuous billings is longer than one year) and the last billing to be issued for an integrated solution contract is at the end of a warranty period. For Concord and Bond, billing claims are rendered subject to the approval and certification by the customers or their designated consultants. Payments are made to Concord or Bond based on the certified billings according to the payment terms as mutually agreed between the customers and Concord or Bond. Certain amounts are retained by the customer and payable to Concord and Bond upon satisfaction of final quality inspection or at the end of the warranty period. The retained amounts for the three years ended June 30, 2012, 2013 and 2014 were $2,091,805, $6,549,418 and $9,653,052, respectively. Prepayments received are recorded as deferred revenue. The deferred revenue will be recognized as revenue under the percentage of completion method along with the progress of a contract. If no prepayment is received by the Company, revenue will be recognized through costs and estimated earnings in excess of billings.

The Company does not require collateral from its customers. Based on the prevailing collection practices in China, it is a reasonable expectation for the enterprises in the automation industry to take over one year to collect the accounts receivable in full.

The Company does not charge interest for late payments by its customers. The Company periodically reviews the status of contracts and decides how much of an allowance for doubtful accounts should be made based on factors surrounding the credit risk of customers and historical experience. The Company sets up a doubtful account for a customer based on the aging of the outstanding amount as well as the customer’s credit worthiness.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. The Company’s goodwill outstanding at June 30, 2014 was related to the acquisition of Concord and Bond (see note 3). In accordance with ASC 350, Intangibles, Goodwill and Other (“ASC 350”), goodwill is not amortized, but rather is tested for impairment at least annually or more frequently if there are indicators of impairment present.

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

There was no impairment loss for the periods presented.

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

Recent Accounting Pronouncements

In April 2014, the FASB issued ASU No. 2014-08, Reporting Discontinued Operations (“ASU 2014-08”), which affects an entity that has either of the following: (1) A component of an entity that either is disposed of or meets the criteria to be classified as held for sale; and (2) A business or nonprofit activity that, on acquisition, meets the criteria to be classified as held for sale. The amendments in this Update change the requirements for reporting discontinued operations in ASC 205, Presentation of Financial Statements (“ASC 205”). A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. The update is effective beginning after December 15, 2014. Early adoption is permitted. The Company will adopt ASU 2014-08 on July 1, 2014 and does not expect the adoption of this standard to have a material effect on its consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09 Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (for example, insurance contracts or lease contracts). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (1) Identify the contract(s) with a customer; (2) Identify the performance obligations in the contract; (3) Determine the transaction price; (4) Allocate the transaction price to the performance obligations in the contract; (5) Recognize revenue when (or as) the entity satisfies a performance obligation. For a public entity, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The Company is currently evaluating the impact of the adoption of this standard.

Financial Position

The following are some financial highlights for the fiscal year ended June 30, 2014:

•	Total assets increased by approximately $182.1 million, from approximately $744.6 million as of June 30, 2013, to approximately $926.7 million as of June 30, 2014. The increase was mainly due to an increase of approximately $49.9 million in cash and cash equivalents, approximately $82.3 million in accounts receivable, and $35.9 million in costs and estimated earnings in excess of billing.

•	Cash and cash equivalents increased by $49.9 million, from approximately $112.2 million as of June 30, 2013, to approximately $162.2 million as of June 30, 2014. The increase was mainly due to $83.3 million cash generated from operating activities.

•	Accounts receivable at June 30, 2014, were approximately $258.9 million, an increase of approximately $82.3 million, or 46.6%, compared to approximately $176.6 million at June 30, 2013. The increase was mainly due to our increased revenues and days sales outstanding.

•	Cost and estimated earnings in excess of billings as of June 30, 2014, were approximately $179.7 million compared to approximately $143.8 million as of June 30, 2013, representing an increase of approximately $35.9 million, or 25%. The increase was mainly attributable to the increase in total revenues and days sales outstanding.

•	Inventory increased by approximately $0.9 million, from approximately $34.1 million as of June 30, 2013, to approximately $35.1 million as of June 30, 2014. The increase was mainly due to an increase of approximately $3.4 million in work in progress, an increase of approximately $2.4 million in raw materials, and a decrease of approximately $5.6 million in unfinished project costs.

•	Property, plant and equipment and prepaid land leases increased by approximately $2.6 million, from approximately $92.1 million as of June 30, 2013, to approximately $94.7 million as of June 30, 2014.

•	Assets held for sale were residential apartments acquired through the acquisition of Bond.

•	Investments in equity investees decreased by approximately $1.0 million, from $16.1 million as of June 30, 2013, to approximately $15.1 million as of June 30, 2014. The decrease was mainly due to the share of net loss that the Company picked up from equity investees.

•	Total liabilities as of June 30, 2014, were approximately $434.6 million, representing an increase of approximately $105.5 million, or 32.0%, compared to approximately $329.2 million at June 30, 2013. The increase in liabilities was mainly due to an increase of approximately $63.6 million in deferred revenue and an increase of approximately $24.6 million in accounts payable.

•	Short-term bank loans decreased by approximately $3.8 million, from approximately $8.3 million at June 30, 2013, to $4.5 million at June 30, 2014, mainly due to a reduced need of short-term financing as a result of increased cash inflow generated from operating activities during fiscal 2014.

•	Accounts payable increased by approximately $24.6 million, or 22.2% from approximately $111.1 million at June 30, 2013, to $135.7 million at June 30, 2014, mainly due to more favorable payment term negotiated with the suppliers.

•	Deferred revenue increased by approximately $63.6 million, or 94.9%, from approximately $67.1 million at June 30, 2013, to approximately $130.7 million at June 30, 2014, mainly due to advances received related to our railway contracts we signed during fiscal 2014.

•	Based on the Company’s historical operating results and order backlog, the Company believes that it is more than likely that the deferred tax assets net of valuation allowance would be realized.

A.	Operating Results

Comparison of Fiscal Years Ended June 30, 2014 and 2013

Revenues: For the fiscal year ended June 30, 2014, total revenues amounted to approximately $521.3 million, an increase of approximately $172.3 million, compared to approximately $349.1 million for the prior fiscal year, representing an increase of 49.4%.

Integrated contract revenue accounted for approximately $478.3 million of total revenues, an increase of approximately $149.7 million or 45.6%, compared to approximately $328.6 million for the prior fiscal year. The increase in integrated revenues was mainly attributable to an increase of approximately $12.7 million or 6.0% in industrial automation projects, an increase of approximately $95.8 million or 116.3% in rail transportation, and an increase of approximately $72.7 million or 201.3% in mechanical and electrical solutions business. The revenue increase was slightly offset by a decrease of $8.9 million in miscellaneous segment.

Approximately $31.9 million of total revenues was generated from product sales, an increase of approximately $11.4 million, or 55.7%, compared to approximately $20.5 million in product revenue for the prior year. Product revenue depends on overall demand for the Company’s spare parts for customers’ maintenance and replacement purposes.

Approximately $11.1 million of total revenue was generated from service rendered, compared to nil from last year. The Company allocated more resources to the service sector in fiscal 2014 which led to the increase of the revenue.

The Company’s total revenue by segments was as follows:

	Fiscal year ended June 30,
	2014		2013
	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation (“IA”)	224.4	43.0%	211.7	60.7%
Rail Transportation (“Rail”)	178.1	34.2%	82.3	23.6%
Mechanical and Electrical Solutions (“M&E”)	108.8	20.9%	36.1	10.4%
Miscellaneous	10.0	1.9%	18.9	5.3%
Total	521.3	100.0%	349.1	100.0%

Revenue Backlog: An important measure of the stability and growth of the Company’s business is the size of its backlog, which represents the total amount of unrecognized revenue associated with existing contracts. Our backlog as of June 30, 2014, amounted to approximately $555.1 million, representing an increase of approximately $66.4 million, or 13.6%, compared to approximately $488.7 million as of June 30, 2013.

Of the total backlog as of June 30, 2014, the unrecognized revenue associated with new contracts signed in the fiscal year 2014 was approximately $257.5 million and the amount brought forward from prior periods was approximately $297.6 million, comparing to the total backlog as of June 30, 2013 of approximately $290.1 million from new contracts signed in fiscal year 2013, and approximately $198.6 million from contracts carried forward from prior year.

Cost of revenues: Cost of revenues can be divided into cost of integrated contracts and cost of products sold which matches with the categories of revenues. For the fiscal year ended June 30, 2014, the total cost of revenues amounted to approximately $345.7 million, an increase of approximately $120.3 million, or 53.4%, compared to approximately $225.4 million for the prior fiscal year. The increase was due to an approximate $111.5 million increase in the cost of integrated contracts.

The cost of integrated contract revenue consists primarily of three components: cost of equipment and materials, labor costs and other manufacturing expenses such as detecting expense, technology service fee and so on incurred from designing, building and delivering customized automation solutions to customers. The total cost of integrated contracts was approximately $330.0 million for the fiscal year ended June 30, 2014, compared to approximately $218.6 million for the prior fiscal year, representing an increase of approximately $111.5 million, or 51.0%.  The increase was primarily due to an increase of approximately $88.8 million in cost of equipment and materials, an increase of approximately $13.0 million in labor cost, and an increase of approximately $9.7 million in manufacturing expenses. Of the total cost of integrated contract revenue, cost of equipment and materials accounted for approximately $232.5 million, compared to approximately $143.7 million for the prior fiscal year; labor cost accounted for approximately $56.2 million for the fiscal year 2014, compared to approximately $43.3 million for the prior fiscal year; and other manufacturing expenses accounted for approximately $41.3 million, compared to approximately $31.6 million for the prior fiscal year. Of the total integrated contract revenue, cost of equipment and materials accounted for 48.2%, compared to 43.7% for the prior fiscal year; labor cost accounted for 11.6% for the 2014 period, compared to 13.2% for the prior fiscal year; and other manufacturing expenses accounted for 8.6%, compared to 9.6% for the prior fiscal year. The cost components of integrated contracts were determined and varied according to requirements of different customers.

Sales of products represent sales of spare parts (either company manufactured or purchased from outside vendors) to customers for maintenance and replacement purposes. The products purchased from outside vendors have different functions and capabilities from our self-made products. We decide whether or not to purchase from outside vendors or make the necessary products ourselves, based on the needs and preferences of different customers and efficiency considerations. Therefore, as a percentage of the cost of products sold, the self-made products and outsourced products have varied significantly from time to time. The cost of products sold for the fiscal year ended June 30, 2014 was approximately $11.6 million, an increase of approximately $4.8 million, compared to approximately $6.8 million for the prior fiscal year.

The majority of the cost of the service revenue is labor cost. Our employees spend time and incur expenses while they are with the customers. From time to time, we will also need to incur materials costs related to the service, especially for providing extended warranty services. The cost of service revenue for fiscal year ended Jun 30, 2014 was approximately $4.1 million.

Gross margin: For the fiscal year ended June 30, 2014, as a percentage of total revenues, the overall gross margin was 33.7%, compared to 35.4% for the prior fiscal year. The gross margin for integrated contracts was 31.0% for the year ended June 30, 2014, compared to 33.5% for the prior year. The decrease in gross margin for integrated contracts was mainly due to our different sales mix during the fiscal year 2014. The gross margin for products sold was 63.7% for the fiscal year ended June 30, 2014, compared to 66.8% for the prior fiscal year. The gross margin for service provided was 63.3% for the fiscal year ended June 30, 2014.

Selling expenses: Selling expenses mainly consist of compensation, traveling and administrative expenses related to marketing, sales and promotion activities of the Company’s marketing departments. Selling expenses were approximately $28.3 million for the fiscal year ended June 30, 2014, an increase of 5.5%, or approximately $1.5 million, compared to approximately $26.8 million for the prior fiscal year. As a percentage of total revenues, selling expenses accounted for 5.4% and 7.7% for the fiscal year ended June 30, 2014 and 2013, respectively. The Company has established guidelines that specifically tailored for different industries and regions to monitor and evaluate sales performance, and to control selling expenses.

General and administrative expenses: General and administrative expenses mainly include compensation, traveling and other administrative expenses of non-sales-related departments, such as the finance department, information systems department and human resources department. General and administrative expenses amounted to approximately $39.7 million for the fiscal year ended June 30, 2014, representing an increase of approximately $10.1 million, or 34%, compared to approximately $29.6 million for the prior fiscal year, mainly due to an increase of approximately $3.7 million contributed by the newly acquired subsidiaries; and an increase of approximately $4.2 million in allowance for doubtful accounts. As a percentage of total revenues, G&A expenses were 7.6% and 8.5% for the fiscal years ended June 30, 2014 and 2013, respectively.

Research and development expenses: Research and development expenses comprise mostly employee compensation, materials consumed and experiment expenses that related to specific new product research and development, as well as any expenses incurred for basic research on advanced technologies. For the fiscal year ended June 30, 2014, research and development expenses were approximately $36.5 million, compared to approximately $32.5 million for the prior fiscal year. The approximate $4.0 million, or 12.2%, increase was mainly due to increased research and development activities during the fiscal year 2014.  As a percentage of total revenues, research and development expenses were 7.0% and 9.3% for the fiscal years ended June 30, 2014 and 2013, respectively.

VAT refunds and government subsidies: The state tax bureaus in Beijing and Hangzhou provide financial subsidies out of the value added tax they collect in order to encourage the research and development efforts of certain enterprises.  Some of our Beijing and Hangzhou subsidiaries received such refunds. All VAT refunds, that have no further conditions to be met, are recognized in the statements as comprehensive income when cash or approval from the tax bureaus is received. For the fiscal year ended June 30, 2014, VAT refunds were approximately $22.1 million, compared to approximately $18.1 million for the prior fiscal year, increasing by approximately $4.0 million, or 22.3%. As a percentage of total revenues, VAT refunds were 4.2% and 5.2% for the fiscal years ended June 30, 2014 and 2013, respectively.

The local governments in Beijing, Hangzhou and Xi’an also provide financial subsidies to encourage development of certain enterprises. Some of our subsidiaries received such subsidies. For the government subsidies that have no further conditions to be met, the funds received are recognized in the statements as comprehensive income; for the subsidies that have certain operating conditions yet to be met, they are recorded as liabilities when received and will be released to income when the conditions are met. Gross subsidy income received from the government amounted to approximately $5.1 million and $4.9 million for the fiscal years ended June 30, 2014 and 2013, respectively, an increase of approximately $0.2 million, or 4.6%.

Income from operations: Income from operations increased by approximately $40.7 million, from approximately $57.7 million for the fiscal year ended June 30, 2013 to approximately $98.4 million for the fiscal year ended June 30, 2014.  We were able to maintain the overall margin at the same level compared to last year; meanwhile, the revenue from all three contract types experienced a sizable growth during fiscal year 2014 which contributed the income from operations growth.

Interest income: For the fiscal year ended June 30, 2014, interest income increased by approximately $0.2 million, or 5.8% from approximately $3.1 million for the prior year, to approximately $3.3 million for the current period. As a percentage of total revenue, interest income accounted for 0.6% and 0.9% for the fiscal years ended June 30, 2014 and 2013, respectively. The interest income was mainly earned from time deposits with maturities over three months.

Interest expenses: For the fiscal year ended June 30, 2014, interest expenses decreased by approximately $0.2 million, or 7.9% from approximately $2.2 million for the prior year, to approximately $2.0 million for the current period. As a percentage of total revenue, interest expenses accounted for 0.4% and 0.6% for the fiscal years ended June 30, 2014 and 2013, respectively. The interest expenses were incurred by the short-term and long-term loan we had.

Other income (expenses), net: For the fiscal year ended June 30, 2014, the other income (expense), net decreased by approximately $6.6 million from approximately $0.1 million income for the prior year, to approximately $6.5 million expenses for the current period. The decrease was mainly due to the fact that we experienced approximately $8.0 million loss from the fluctuation of fair value of the contingent consideration related to the acquisition of Bond which is significantly higher than last year’s $0.9 million loss.

Income tax expenses: For the year ended June 30, 2014, the Company’s income tax expense was approximately $19.9 million for financial reporting purposes, an increase of approximately $11.8 million, as compared to $8.1 million for the prior year. Of the $19.9 million expenses for the current year, $1.4 million was accrued and withheld for the expected profits distribution from PRC to overseas. The remaining retained earnings of the Company’s PRC entities are expected to be permanently reinvested for its operations. Excluding the withholding tax impact, the effective tax rate for the current year is 20.2%. Beijing Hollysys & Hang Zhou Hollysys are now in the process of renewing their HNTE certification, which would grant the Company a preferential tax rate of 15%, for calendar years 2014 to 2016. For the period from January to June 2014, the Company used the statutory tax rate of 25% to calculate the current and deferred tax from a conservative stand point.

Net income attributable to noncontrolling interest: The noncontrolling interests of the Company include noncontrolling shareholders’ interests in each subsidiary. For fiscal 2014, the noncontrolling interest is the ownership interests of 49% in Hollycon. The net income attributable to noncontrolling interest for the fiscal year ended June 30, 2014 was $1.8 million, an increase of approximately $1.3 million, from approximately $0.5 million for the prior year.

Net income and earnings per share attributable to Hollysys: For the fiscal year ended June 30, 2014, net income attributable to Hollysys amounted to approximately $69.6 million, representing an increase of approximately $17.6 million, as compared to approximately $52.0 million for the prior year. The basic and diluted earnings per share were $1.20 and $1.19 for the year ended June 30, 2014, as compared to $0.93 and $0.92 for the prior year, representing an increase of $0.28 and $0.27, respectively. The increase was primarily due to the higher net income attributable to the Company which increased $17.6 million compared to fiscal 2013.

Comparison of Fiscal Years Ended June 30, 2013 and 2012

Revenues: For the fiscal year ended June 30, 2013, total revenues amounted to approximately $349.1 million, an increase of approximately $27.4 million, compared to approximately $321.7 million for fiscal year 2012, representing a significant increase of 8.5%.

Integrated contract revenue accounted for approximately $328.6 million of total revenues, an increase of approximately $23.6 million, or 7.7%, compared to approximately $305.0 million for fiscal year 2012.  The increase in integrated revenues was mainly attributable to an increase of approximately $15.2 million in industrial automation projects and an increase of $34.2 million in M&E projects. The increase was partially offset by the revenue decrease of $19.0 million in rail transportation and $6.8 million in rail transportation and miscellaneous projects.

Approximately $20.5 million of total revenues related to product revenue, an increase of approximately $3.8 million, or 22.5%, compared to approximately $16.7 million in product revenue for fiscal year 2012.  Product revenue depends on overall demand for the Company’s spare parts for customers’ maintenance and replacement purposes.

The Company’s total revenue by segment was as follows:

	Fiscal year ended June 30,
	2013		2012
	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	211.7	60.6%	190.3	59.1%
Rail Transportation	82.3	23.6%	100.9	31.4%
Mechanical and Electrical Solutions	36.2	10.4%	2.0	0.6%
Miscellaneous	18.9	5.4%	28.5	8.9%
Total	349.1	100.0%	321.7	100.0%

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

Cost of revenues: Cost of revenues can be divided into cost of integrated contracts and cost of products sold, in line with the categories of revenues. For the fiscal year ended June 30, 2013, the total cost of revenues amounted to approximately $225.4 million, an increase of approximately $30.0 million, or 15.4%, compared to approximately $195.4 million for the prior fiscal year. The increase was due to an approximate $29.4 million increase in the cost of integrated contracts, and an approximate $0.6 million increase in the cost of products sold.

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

Gross margin: For the fiscal year ended June 30, 2013, as a percentage of total revenues, the overall gross margin was 35.4%, compared 39.3% for the prior fiscal year.  The gross margin for integrated contracts was 33.5% for the year ended June 30, 2013, compared to 38.0% for the prior year.  The gross margin fluctuation for integrated contracts was mainly due to our different sales mix during the fiscal 2013 period. The gross margin for products sold was 66.8% for the fiscal year ended June 30, 2013, compared to 62.9% for the prior fiscal year.

Selling expenses: Selling expenses mainly consist of compensation, traveling and administrative expenses related to marketing and sales and promotion activities of the Company’s marketing departments. Selling expenses were approximately $26.8 million for the fiscal year ended June 30, 2013, a decrease of 3.1%, or approximately $0.8 million, compared to approximately $27.6 million for the prior fiscal year, thanks to the efforts the company made to monitor and control its selling expenses. As a percentage of total revenues, selling expenses accounted for 7.7% and 8.6% for the fiscal year ended June 30, 2013 and 2012, respectively. .

General and administrative expenses: General and administrative expenses mainly include compensation, traveling and other administrative expenses of non-sales-related departments, such as the planning and finance department, information systems department and human resources department. General and administrative expenses amounted to approximately $29.6 million for the fiscal year ended June 30, 2013, representing an increase of approximately $3.6 million, or 13.9%, compared to approximately $26.0 million for the prior fiscal year, mainly due to an increase of approximately $1.4 million contributed by the newly acquired subsidiaries; and an increase of approximately$1.9 million in allowance for doubtful accounts. As a percentage of total revenues, G&A expenses were 8.5% and 8.1% for the fiscal years ended June 30, 2013 and 2012, respectively.

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

Interest income: For the fiscal year ended June 30, 2013, interest income increased by approximately $1.3 million, or 75.5% from approximately $1.8 million for the prior year, to approximately $3.1 million for the current period. The increase was mainly due to the increased cash and cash equivalents and time deposits. As a percentage of total revenue, interest income accounted for 0.9% and 0.5% for the fiscal years ended June 30, 2013 and 2012, respectively.

Interest expenses: For the fiscal year ended June 30, 2013, interest expenses decreased by approximately $0.9 million, or 30.0% from approximately $3.1 million for the prior year, to approximately $2.2 million for the current period. The decrease was mainly due to the decreased long-term bank loans. As a percentage of total revenue, interest expenses accounted for 0.6% and 1.0% for the fiscal years ended June 30, 2013 and 2012, respectively.

Income tax expenses: For the year ended June 30, 2013, the Company’s income tax expense was approximately $8.1 million for financial reporting purposes, a decrease of approximately $2.3 million, as compared to $10.4 million for the prior year. The lower income tax expense was mainly due to during this year, Beijing Hollysys, one of our subsidiaries, was certified as a Key Software Enterprise for calendar year 2011 and 2012, and applied to a preferential income tax rate of 10% retroactively from January 2011 to December 2012. The Company thus recognized an income tax credit of $2.7 million during this year. Excluding this impact, the income tax expense and the effective tax rate were $10.8 million and 17.8% for the fiscal year 2013.As a percentage of income before income taxes, the effective tax rate was 13.4% and 15.5% for the years ended June 30, 2013 and 2012, respectively.

Net income attributable to noncontrolling interests: The noncontrolling interests of the Company include noncontrolling shareholders’ interests in each subsidiary. For fiscal 2013, the net income attributable to noncontrolling interest for the fiscal year ended June 30, 2013 was $0.5 million, an increase of approximately $0.1 million, from approximately $0.4 million for the prior year.

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

We estimate our liquidity needs for investing and financing activities for fiscal 2015 will be approximately $35.0 million, which will be primarily related to the repayment of bank borrowings, capital expenditures, and cash consideration payment for the acquisition of Bond. Our future working capital requirements will depend on many factors, including, among others, the rate of our revenue growth, the timing and extent of expansion of our sales and marketing activities, the timing of introductions of new products and/or enhancements to existing products, and the timing and extent of expansion of our manufacturing capacity.

Our long-term liquidity needs will relate primarily to working capital to pay our suppliers, and third-party manufacturers, as well as any increases in manufacturing capacity or acquisitions of third party businesses that we may seek in the future. We expect to meet these requirements primarily through our current cash holdings, revolving bank borrowings, as well as our cash flow from operations. For fiscal year 2015, we expect a $14.6 million cash consideration payment for the acquisition of Bond, and a $7.3 million capital expenditure program, mainly related to the cash payments for phase II of the Yizhuang facility construction. We currently do not have any plan to incur significant capital and investing expenditures for the foreseeable future beyond 2015.

Cash Flow and Working Capital

As of June 30, 2014, we had total assets of approximately $926.7 million, of which cash and cash equivalents amounted to $162.2 million, time deposits with original maturities over three months amounted to $28.3 million, accounts receivable amounted to $258.9 million and inventories amounted to $35.1 million. While working capital was approximately $331.0 million, equity amounted to $492.1 million and our current ratio was approximately 1.83.

See Item 8, Financial Information, A. Consolidated Statements and Other Financial Information, Dividend Policy, for information on the ability of certain of our subsidiaries in China to make dividends to their respective parent companies.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the fiscal years ended June 30, 2012, 2013 and 2014:

Cash Flow Item	Fiscal Years Ended June 30
	2012	2013	2014
Net cash provided by operating activities	$57,179,212	$30,677,386	$83,278,019
Net cash used in investing activities	$(27,892,165)	$(12,101,087)	$(25,229,808)
Net cash used in financing activities	$(25,335,120)	$(3,715,454)	$(8,327,401)
Effect of exchange rate changes on cash and cash equivalents	$1,711,976	$1,034,773	$209,709
Net increase in cash and cash equivalents	$5,663,903	$15,895,617	$49,930,519
Cash and cash equivalents, beginning of year	$90,669,059	$96,332,962	$112,228,579
Cash and cash equivalents, end of year	$96,332,962	$112,228,579	$162,159,098

Operating Activities

For the fiscal year ended June 30, 2014, net cash provided by operating activities was approximately $83.3 million, compared to approximately $30.7 million for prior fiscal year 2013.  The net cash inflow of operating activities in fiscal year 2014 was primarily due to net income of approximately $71.5 million, and changes in working capital attributable to an increase in deferred revenue of approximately $63.3 million, an increase in accounts payable of approximately $24.2 million and a combined increase in income tax payable and other tax payable of $12.3 million , all of which were partially offset by an increase in accounts receivable of approximately $88.6 million, and an increase in cost and estimated earnings in excess of billings of approximately $38.9 million.

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

Investing Activities

For the fiscal years ended June 30, 2014, net cash used in investing activities was approximately $25.2 million, compared to approximately $12.1 million for prior fiscal year 2013. The net cash used in investing activities in fiscal year 2014 consisted mainly of a cash outflow of approximately $5.5 million paid for acquisition of Bond, net of cash acquired, a cash outflow of approximately $8.4 million for capital expenditures, a cash outflow of approximately $18.9 million transferred from current accounts to time deposits in banks with original maturities between six months and one year, and a cash inflow of approximately $11.6 million from maturity of time deposits.

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

Financing Activities

For fiscal year ended June 30, 2014, net cash used in financing activities was approximately $8.3 million, as compared to approximately $3.7 million for the prior year. The net cash used in financing activities in fiscal year 2014 consisted mainly of a repayment of long-term bank loans of approximately $9.2 million, a repayment of short-term bank loans of approximately $13.8 million, and proceeds of short-term loans of approximately $14.6 million.

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

C.	Research and Development, Patents and Licenses

Research and Development Efforts

As a high-technology company, our business and long-term development rely highly on our research and development capabilities. Our research and development process is based on Capability Maturity Model Integration Level 2&3 and can be classified into the following seven phases:

•  Study phase

•  Requirement phase

•  Designing phase

•  Implementation phase

•  Testing phase

•  Inspection phase

•  Maintaining phase

We use standard project development life cycle models, including the waterfall model, increment model, iterative model and prototype. As a technology leader we continually develop and patent new automation technologies.  We also continually review and evaluate technological changes affecting the automation and integrated system industries and invest substantially in application-based research and development. We currently employ over 797 staff in the research and development department or engaged in research and development work.

Our core technologies achieved from our research and development efforts include:

•  Large scale software platform architecture design;

•  Proprietary network design and development technologies;

•  Safety computer platform design and manufacturing;

•  Efficient I/O (Input /Output) signal processing design technology; and

•  Embedded system design and manufacturing.

We are committed to incorporating the latest advances in electronics and information system technology into its products and, whenever possible, developing state-of-the-art proprietary products based on its extensive internal expertise and research efforts.  We currently spend approximately 7-9% of our annual revenues on research and development. Our recent major research and development focuses include:

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

We already have our proprietary high-speed rail signaling system including ATP (Automatic Train Protection), TCC (Train Control Center), LEU (Line-Side Electronic Unit), BTM (Balise Transmission Module), TSRS (Temporary Speed Restriction Server), HVC (Hollysys Vital Computer) and Interlocking system been certified according to international standards and have passed the Safety Integrity Level 4 (SIL4) certification. For the subway signaling system, the proprietary ATS (Automatic Train Supervision) and CBI (Computer Based Interlocking) have passed SIL2 and SIL4 certification respectively by the end of 2011. And in March 2013 we finished the development and certified ZC (Zone Controller), LEU (Line-side Electronic Unit) and Balise according to SIL4 (Safety Integrity Level 4) requirements in compliance of international standards, the certification of ATP (Automatic Train Protection) for subway signaling system was finished in the end of calendar year 2013. For both of the signaling systems, Hollysys is one of the earliest domestic companies in developing and certifying the signaling systems according to the international standards. Hollysys will be one of the few companies in the world which command the most leading and safety critical technologies of rail signaling system and we will compete with multinational companies such as Siemens, Alston and Bombardier in domestic and world arena. We believe our research and development efficiency, latest technology, strong customization and better value for money proposition will give us an unparalleled advantage in the high-speed rail and subway signaling markets.

For the fiscal years 2014, 2013, and 2012, aggregate annual research and development expenses were approximately $36.5 million, $32.5 million, and $25.6 million, respectively.

Intellectual Property Rights

We rely on a combination of copyright, patent, trademark and other intellectual property laws, nondisclosure agreements and other protective measures to protect our proprietary rights. We also utilize unpatented proprietary know-how and trade secrets and employ various methods to protect our trade secrets and know-how. As of June 30, 2014, we held 157 software copyrights, 51 authorized patents, 179 patent applications and 4 registered trademarks. Our earliest software copyrights will expire in 2048. Our invention patents have terms of 20 years (the first expiration will be in 2020 and the second will be in 2025 and our utility patents and design patents have terms of 10 years (we are expecting one utility patents expire in 2016 and two design patent expires in fiscal years 2016)

Although we employ a variety of intellectual property in the development and manufacturing of products, we believe that only a few of our intellectual property rights are critical to our current operations. However, when taken as a whole, we believe that our intellectual property rights are significant and that the loss of all or a substantial portion of such rights could have a material adverse effect on our results of operations. Also, from time to time, we may desire or be required to renew or to obtain licenses from others in order to further develop and manufacture commercially viable products effectively.

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

Other than as disclosed in the foregoing disclosures and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We do not believe that there are any off-balance sheet arrangements that have or are reasonably likely to have a material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, including long-term loans and operating leases and capital and operational commitments as of June 30, 2014.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Bank Loans
- Principal	23,495,525	8,517,269	14,524,671	394,606	58,979
-Interest	3,132,957	1,701,687	1,401,235	22,427	7,608
Operating Lease Obligations(1)	1,759,849	1,228,098	456,828	69,160	5,763
Purchase Obligations(2)	233,451,992	233,451,992	-	-	-
Capital Obligations(3)	3,552,588	3,552,588	-	-	-
Standby letters of credit(4)	82,042	82,042	-	-	-
Performance Guarantees(5)	47,185,650	25,391,017	20,858,512	936,121	-
Total	312,660,603	273,924,693	37,241,246	1,422,314	72,350

(1)	Operating lease obligations

It represents the future minimum payments under non-cancelable operating leases.

(2)	Purchase obligations

As of June 30, 2014, the Company had approximately $233.5 million in purchase obligations for the coming fiscal year, for purchases of inventories, mainly for fulfillment of in-process or newly entered contracts resulting from the expansion of our operations.

(3)	Capital obligations

As of June 30, 2014, the Company had approximately $3.6 million in capital obligations for the coming fiscal year, mainly for the phase II construction of the Company’s headquarters in Beijing, PRC.

(4)	Standby letters of credit

We have issued letters of credit to our suppliers, to insure our payments upon delivery of the goods by the suppliers. When a letter of credit is issued, a proportion of the total amount covered by the letter of credit may be required to be deposited in the bank, and is not available until the payment has been settled or the letter of credit has expired. As of June 30, 2014, we had approximately $82.0 thousand in standby letters of credit obligations.

(5)	Performance guarantees

We have provided performance guarantees to our customers, to insure our performance of the contractual obligations. When a performance guarantee is issued, a proportion of the total guarantee amount may be required to be deposited in the bank, and is not available until the guarantee is expired. As of June 30, 2014, we had approximately $47.2 million performance guarantees obligation, with $10.0 million of restricted cash deposited in banks for performance guarantees.

Other than the contractual obligations and commercial commitments set forth above, we did not have any other long-term debt obligations, operating lease obligations, capital commitments, purchase obligations or other long-term liabilities as of June 30, 2014.

G.	Safe Harbor

All information included in Item 5.E of this Item is deemed to be a “forward looking statement” as that term is defined in the statutory safe harbors, except for historical facts. The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act shall apply to all forward-looking information provided in Item 5.E and F of this Item.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management as of June 30, 2014.

Name	Age	Position

Jianfeng He	52	Chairman of Board of Directors
Baiqing Shao	46	Chief Executive Officer and Director
Herriet Qu	44	Chief Financial Officer
Colin Sung	48	Director
Jerry Zhang	42	Director
Jianyun Chai	52	Director
Qingtai Chen	76	Director

Dr. Jianfeng He, has served as the Chairman since November 30, 2013. Prior to that, Dr. He served as the Chief Operating Officer from 2012 to 2013. He also served as Chairman of Hollysys Group since December 2013. From 2010 to 2013, he served as General Manager of Hollysys Group, Chairman of Hangzhou Hollysys and Chairman of Beijing Hollysys. From 2008 to 2010, Dr. He was Vice President and President of Beijing Hollysys. From 2004 to 2008, he served as Deputy General Manager and General Manager of Hangzhou Hollysys. Dr. He holds a PhD Degree from South China University of Technology in automation and control theory and application.

Mr. Baiqing Shao, one of the main founders of the company, has served as Chief Executive Officer since November 30, 2013. He was the former Senior Vice President, Business Development of the Company from February 2012 to November 2013. Since 2010, Mr. Shao also served as Vice General Manager of Hollysys Group and Chairman of Hollysys A&D. From 2002 to 2010, he served as the General Manager of Beijing Hollysys Information Technology Co., Ltd. (currently known as “Shenhua Hollysys Information Technology Co., Ltd.”), one of our indirectly equity investees. Mr. Shao has served the Company for more than eighteen years as one of the founding group of engineers. Mr. Shao holds a Master Degree of Computer Science from the 6th Research Institute of China Electronics Corporation and an MBA degree from Peking University.

Ms. Herriet Qu, has served as the Company’s Chief Financial Officer since February 2012. Prior to that, Ms. Qu served as the Financial Controller of the Company from October 2007 to January 2012. Ms. Qu holds an MBA degree from Oklahoma City University and a Bachelor’s degree from Tianjin University of Finance & Economics.

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

Ms. Jerry Zhang, has served as a member of the Board of Directors since September 2007. Ms. Jerry Zhang is Executive Vice Chairman & Chief Executive Officer of Standard Chartered Bank (China) Limited. Her key focuses are strategic planning, business development and corporate governance of the Bank’s operations in China. Prior to this role, Ms. Zhang has held a variety of senior roles at Standard Chartered China, and she enjoys a strong track record in setting up good relationship with clients and creating value both for the bank and the clients. In her recent position as Head of Financial Institutions, Ms. Zhang has led to achieve frog leap developments of the Bank’s FI business, which has become the biggest FI business amongst all foreign banks in China in almost all aspects. Ms. Zhang joined Standard Chartered in 1994, and has accumulated rich implementation and management experiences in wholesale banking business. She has successfully established non-banking financial institutions business in China for the Bank. In 2009, she has left the Bank for a short duration, and taken the role as Chief Representative of Fidelity International Asset Management Co. Beijing Representative Office. Ms. Zhang received her MBA degree from Lancaster University.

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

Mr. Qingtai Chen, served as a member of Board of Director between June 2008 and August 2014. Mr. Chen has worked for the Dong Feng Motor Group for over 22 years and served as its General Manager prior to joining the Company. While employed by the Dong Feng Motor Group, Mr. Chen also served in various positions, including as a member of the First Session of the Monetary Policy Committee of the People’s Bank of China, as a deputy director of the State Council Economic and Trade Office, as a deputy director of the State Economic and Trade Commission, and as a deputy director of the Development Research Center of the State Council. Mr. Chen also served as an independent director of Sinopec Corp. from 2000 to 2006.Mr. Chen received his Bachelor of Science degree in power and dynamics engineering from Tsinghua University and has been recognized as a National Excellent Entrepreneur and National Economic Reform Talent in China. Mr. Chen currently serves as a standing member of National Committee of the Chinese People’s Political Consultative Conference and as the Dean of the School of Public Policy and Management at Tsinghua University. He also serves as an independent director for the Bank of Communications, which is listed on both Shanghai Stock Exchange and Hong Kong Stock Exchange, and as an independent director of Mindray Medical International Limited, which is listed on New York Stock Exchange.

Mr. Qingtai Chen resigned as a director the Company for personal reasons on August 13, 2014.

B.	Compensation

Executive Compensation

The aggregate cash compensation paid to our executive officers as a group was $956,903 for the fiscal year ended June 30, 2014. We granted no stock options to our senior executives in the fiscal year ended June 30, 2014. The current outstanding awards have vesting periods of up to four years depending on the person’s position and all of the grants have specific performance milestones. Additionally, the outstanding awards have a provision that if in certain instances the milestones are exceeded by specified targets, then additional ordinary shares will vest for the related period. The exercise periods for the options are five years from the date of grant, February 20, 2012. As of June 30, 2014, 112,200 options granted to the above-mentioned executive officers were vested, and none of them was exercised.

Director Compensation

We pay each of our independent directors who are not employees a monthly fee as compensation for the services to be provided by them as independent directors. During fiscal 2014, we paid $4,000 a month to Colin Sung, $3,000 to Jerry Zhang, $2,000 to Jianyun Chai, and $2,000 to Qingtai Chen. We also reimburse our independent directors for out-of-pocket expenses incurred in attending meetings.

As additional consideration, in 2008 we granted to each of the independent directors an option to purchase a certain amount of shares of the Company’s ordinary shares, which vest in equal installments on a quarterly basis over a three-year period beginning on the grant date. Specifically, we granted a stock option to Colin Sung for the purchase of 45,000 shares of our ordinary shares, Jerry Zhang for the purchase of 36,000 shares of our ordinary shares and each of Dr. Jianyun Chai and Mr. Qingtai Chen for the purchase of 30,000 shares of our ordinary shares in 2008, all the options granted as director compensation have been exercised as of June 30, 2014.

In 2011, as the compensation for their continuous service on the Board, Hollysys granted to each of the independent directors restricted shares ( “2011 restricted shares”), which will vest in equal installments on a quarterly basis over a three-year period beginning on the grant date, which included 22,500 restricted shares granted to Colin Sung, and 15,000 restricted shares to each of Jerry Zhang, Jianyun Chai and Qingtai Chen. As of June 30, 2014, all the 2011 restricted shares were vested and 10,000 restricted shares granted to Colin Sung were issued.

In 2014, as the compensation for their continuous service on the Board, Hollysys granted to each of the independent directors restricted shares (“2014 restricted shares”), which will vest in equal installments on a quarterly basis over a three-year period beginning on the service inception date, which included 22,500 restricted shares granted to Colin Sung, and 15,000 restricted shares to each of Jerry Zhang and Jianyun Chai, respectively. As of June 30, 2014, 3,125 shares of the 2014 restricted shares were vested and none were issued.

For the fiscal year ended June 30, 2014, the aggregate cash compensation paid to our directors as a group was $132,000.

2006 Stock Plan

On September 7, 2007, our stockholders approved the 2006 Stock Plan, or the Plan. The Plan was assumed by us as of the closing of the merger of Chardan with and into us. The Plan provided for 3,000,000 ordinary shares for issuance in accordance with the Plan’s terms. As of the date of this report, there are 708,000 shares available under the Plan, 2,292,000 have been allocated to outstanding awards that have not vested or been exercised. A description of the Plan is set forth in the Proxy Statement/Prospectus of our Registration Statement on Form S-4 (No. 333-132826), under the heading “2006 Equity Plan”, and is incorporated herein by reference.

2012 Performance options:

The following table sets forth options issued on February 20, 2012 to the named directors and officers in the table of Directors and Senior Management in Item 6, Section A above.

Name	Number of Ordinary Shares Issuable upon Exercise of Options	Number of Ordinary Shares Vested	Exercise Price	Date of Grant	Date of Expiration
Jianfeng He1	198,000	39,600	$9.29	2012-2-20	2017-2-19
Herriet Qu2	198,000	39,600	$9.29	2012-2-20	2017-2-19
Baiqing Shao[3]	165,000	33,000	$9.29	2012-2-20	2017-2-19

1 132,000 options vest on the 24, 36 and 48 month anniversaries of the date of grant if the CAGR of the Non-GAAP diluted EPS form fiscal year 2011 to fiscal year 2014 exceed stated thresholds on those dates, an additional 33,000 vest on the 48 month anniversaries of the date of grant if an additional threshold is exceeded,  and an additional 33,000 vest on the 48 month anniversaries of the date of grant if the foregoing threshold is exceeded.

2 132,000 options vest on the 24, 36 and 48 month anniversaries of the date of grant if the CAGR of the Non-GAAP diluted EPS form fiscal year 2011 to fiscal year 2014 exceed stated thresholds on those dates, an additional 33,000 vest on the 48 month anniversaries of the date of grant if an additional threshold is exceeded, and an additional 33,000 vest on the 48 month anniversaries of the date of grant if the foregoing threshold is exceeded.

3 110,000 options vest on the 24, 36 and 48 month anniversaries of the date of grant if the CAGR of the Non-GAAP diluted EPS form fiscal year 2011 to fiscal year 2014 exceed stated thresholds on those dates, an additional 27,500 vest on the 48 month anniversaries of the date of grant if an additional threshold is exceeded, and an additional 27,500 vest on the 48 month anniversaries of the date of grant if the foregoing threshold is exceeded.

These options were part of an aggregate of 1,476,000 ordinary shares underlying options issued to senior management on February 20, 2012, all with similar vesting provisions.

The above options vest annually over a period of four years from their grant date, subject to different performance conditions and are exercisable once vested for up to five years from the date of grant. As of June 30, 2014, 112,200 of the performance options have vested.

2011 Restricted shares:

Name	Number of Restricted Shares Granted	Date of Grant	Number of Restricted Shares Vested	Number of Restricted Shares Issued
Jerry Zhang	15,000	2011-1-1	15,000	-
Colin Sung	22,500	2011-2-1	22,500	10,000
Jianyun Chai	15,000	2011-6-2	15,000	-
Qingtai Chen	15,000	2011-6-2	15,000	-

The restricted shares set forth in the table above vest quarterly over a period of 3 years from their respective grant date. As of June 30, 2014, all the 2011 restricted shares were vested, and 10,000 of them have been issued to Colin Sung.

2014 Restricted shares:

Name	Number of Restricted Shares Granted	Date of Grant	Number of Restricted Shares Vested	Number of Restricted Shares Issued
Jerry Zhang	15,000	2014-6-23	1,250	-
Colin Sung	22,500	2014-6-23	1,875	-
Jianyun Chai	15,000	2014-6-23	-	-

The restricted shares set forth in the table above vest quarterly over a period of 3 years from their respective service inception date. As of June 30, 2014, 3,125 restricted shares were vested, and none of them have been issued.

Employment Agreements

We entered into a three-year employment agreement with Chairman, Dr. Jianfeng He on November 30, 2013. Dr. He is entitled to insurance benefits, five weeks’ vacation, a car and reimbursement of business expenses and, if necessary, relocation expenses. The agreement is terminable by us for death, disability and cause. Dr. He may terminate the employment agreement for good reason, which includes our breach; the executive’s not being a member of the board of directors, and change of control. The agreements contain provisions for the protection of confidential information and a three-year-after employment non-competition period within China.

We entered into a three-year employment agreement with our Chief Executive Officer, Mr. Baiqing Shao on November 30, 2013. Mr. Shao is entitled to insurance benefits, four weeks’ vacation, and reimbursement of business expenses and, if necessary, relocation expenses. The agreement is terminable by us for death, disability and cause. Mr. Shao may terminate the employment agreement for any good reason at any time. The agreements contain provisions for the protection of confidential information and a three-year-after employment non-competition period within China.

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

Terms of Directors and Executive Officers

Our board consisted of six directors for fiscal year 2014. Due to Mr. Qingtai Chen’s resignation in August 2014, currently we have five directors. Our directors are not subject to a term of office limitation, and hold office until the next annual meeting of members or until such director’s earlier resignation, removal from office, death or incapacity. Any vacancy on our board resulting from death, resignation, removal or other cause, and any newly created directorship resulting from any increase in the authorized number of directors between meetings of members, may be filled either by the affirmative vote of a majority of all the directors then in office (even if less than a quorum) or by a resolution of members. In addition, the service agreement between us and the directors do not provide benefits upon termination of their services. In connection with the adoption of the 2010 Rights Plan, we amended our Memorandum and Articles of Association to provide that directors may only be removed by shareholders for cause.

Our executive officers are appointed by our board.  The executive officers shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by resolution of directors.  Any vacancy occurring in any office may be filled by resolution of directors.

Independence of Directors

We have elected to follow the rules of NASDAQ to determine whether a director is independent.  Our board will also consult with counsel to ensure that our board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. Rule 5605(a)(2) of Listing Rules of The Nasdaq Stock Market, Inc., or the Nasdaq Listing Rules, defines an “independent director” generally as a person, other than an officer of the Company, who does not have a relationship with the Company that would interfere with the director’s exercise of independent judgment.  Consistent with these considerations, our board has affirmatively determined that, Mr. Colin Sung, Mr. Jianyun Chai and Ms. Jerry Zhang are our current independent directors. Mr. Qingtai Chen was also our independent director before his resignation in August 2014.

Board Committees

Our board has established an audit committee, a compensation committee and a corporate governance and nominating committee. Each committee is comprised solely of independent directors within the meaning of Rule 5605(a)(2) of the Nasdaq Listing Rules, and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the Exchange Act.

Audit Committee

Our audit committee consists of Mr. Colin Sung, Ms. Jerry Zhang, and Mr. Jianyun Chai, with Mr. Colin Sung serving as the Chair. Our board has determined that all of our audit committee members are independent directors within the meaning of applicable NASDAQ listing rules, and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the Exchange Act.

Our board has determined that each of Messrs. Sung and Chai and Ms. Zhang has an understanding of generally accepted accounting principles and financial statements, the ability to assess the general application of such principles in connection with our financial statements, including estimates, accruals and reserves, experience in analyzing or evaluating financial statements of similar breadth and complexity as our financial statements, an understanding of internal controls and procedures for financial reporting, and an understanding of audit committee functions.

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

We had 3,575, 3,813 and 3,527 employees as of June 30, 2014, 2013, and 2012 respectively. As of June 30, 2014, there were 3,086 employees located in China and 489 employees outside China.  The following table sets forth our employees as of June 30, 2014 based on their functional areas within the Company:

	Number of Employees
Category	In China	Overseas	Total
Sales & Marketing	638	8	646
Research and development	784	13	797
Engineering	867	353	1,220
Production	462	-	462
Management	335	115	450
Total	3,086	489	3,575

We believe that our relationship with our employees is good. The remuneration payable to employees includes basic salaries and bonuses. We have not experienced any significant problems or disruption to our operations due to labor disputes, nor have we experienced any difficulties in recruitment and retention of experienced staff. As required by applicable laws of China, Singapore, Malaysia, Hong Kong, Dubai, Saudi Arabia and India we have entered into employment contracts with all of our officers, managers and employees.

Our employees in China participate in a state pension scheme organized by Chinese municipal and provincial governments.  We also contribute to social insurance for our employees each month, which includes pension, medical insurance, unemployment insurance, occupational injuries insurance and housing providence fund in accordance with PRC regulations.

Our employees in Singapore, who are Singapore citizens and Singapore permanent residents, participate in monthly statutory contribution requirements into the Central Provident Fund organised by the Central Provident Fund Board, a statutory board under the Ministry of Manpower. It is a comprehensive social security system that enables the qualified to set aside funds for retirement, healthcare, home ownership, family protection and asset enhancement.

Our employees in Malaysia participate in contributing into an Employee’s Provident Fund, a monthly mandatory saving and retirement plan organized by the Employee’s Provident Fund Board, a Malaysian government agency under the Ministry of Finance. We also contribute to social insurance for our employees each month, which include medical and cash benefits, provision of artificial aids and rehabilitation to employees in order to provide financial guarantees and protection to the family in accordance to Malaysia regulations.

E.	Share Ownership

The following table sets forth information, as of August 29, 2014, with respect to the beneficial ownership of our ordinary shares (i) by each of our officers and directors; (ii) by each person who is known by us to beneficially own more than 5% of our ordinary shares; The table does not include any preferred shares or ordinary shares that may be issued under the Rights Plan of the company. The address of each of the persons set forth below is in care of Hollysys Automation Technologies Ltd., No. 2 Disheng Middle Road, Beijing Economic-Technological Development Area, Beijing, P. R. China 100176.

Name & Address of Beneficial Owner	Office, if Any	Title of Class	Amount & Nature of Beneficial Ownership (1)		Percent of Class (2)
Officers and Directors
Jianfeng He	Chairman	Ordinary Shares	39,600	(3)	-
Baiqing Shao	Chief Executive Officer	Ordinary Shares	33,000	(4)	-
Herriet Qu	Chief Financial Officer	Ordinary Shares	39,600	(5)	-
Colin Sung	Director	Ordinary Shares	26,250	(6)	-
Jerry Zhang	Director	Ordinary Shares	18,750	(7)	-
Jianyun Chai	Director	Ordinary Shares	16,250	(8)	-

5% Securities Holder
Changli Wang	Founder	Ordinary Shares	9,051,982	(9)	15.67%
Unionway Resources Limited	Investor	Ordinary Shares	4,113,948	(10)	7.12%
Prudential PLC	Investor	Ordinary Shares	4,079,600		7.06%

* Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as otherwise indicated, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)	A total of 57,554,824 shares of our ordinary shares as of August 29, 2014 are outstanding pursuant to SEC Rule 13d-3(d)(1). For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(3)	The securities reported as held by Mr. Jianfeng He include options to purchase 39,600 ordinary shares that are vested, and does not include options to purchase 158,400 ordinary shares that are not yet vested and will not be vested within 60 days.

(4)	The securities reported as held by Mr. Baiqing Shao include options to purchase 33,000 ordinary shares that are vested, and does not include options to purchase 132,000 ordinary shares that are not yet vested and will not be vested within 60 days.

(5)	The securities reported as held by Ms. Herriet Qu include options to purchase 39,600 ordinary shares that are vested, and does not include options to purchase 158,400 ordinary shares granted in 2012 that are not yet vested and do not vest within 60 days.

(6)	The securities reported as held by Mr. Colin Sung include 10,000 ordinary shares that were the exercise of vested restricted shares, 16,250 restricted shares vested but not issued, and nil restricted shares to be vested within 60 days; and does not include 18,750 restricted shares that are not yet vested nor to be vested within 60 days.

(7)	The securities reported as held by Ms. Jerry Zhang include 17,500 restricted shares vested but not issued, and 1,250 restricted shares to be vested within 60 days; and does not include 11,250 restricted shares that are not yet vested nor to be vested within 60 days.

(8)	The securities reported as held by Mr. Jianyun Chai includes 15,000 restricted shares vested but not issued, and 1,250 restricted shares to be vested within 60 days; and does not include 13,750 restricted shares that are not yet vested nor to be vested within 60 days..

(9)	The securities reported as held by Dr. Wang include 4,144,223 shares of our ordinary shares held indirectly through Ace Lead Profits Limited, 681,471 shares held indirectly through Billion Bright International Limited, 1,362,942 shares held indirectly through Excellent Link Enterprises Limited, 681,471 held indirectly through Golden Result Enterprises Limited, 850,000 held indirectly through Long Result Limited, 1,283,875 held indirectly through Sure Grow Profits Limited. The foregoing entities are all BVI entities that are wholly-owned and controlled by Dr. Wang therefore he may be deemed to be the beneficial owner of the ordinary shares held by them. The securities reported as held by Dr. Wang also include options to purchase 48,000 ordinary shares that are vested, and do not include options to purchase 192,000 ordinary shares that are not yet vested and will not be vested within 60 days.

(10)	Represents shares held by Unionway Resources Limited which is controlled by Mr. Wenfu Wang and therefore, Mr. Wang may be deemed to be the beneficial owner of the ordinary shares held by Unionway Resources Limited.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to Item 6.E “Directors, Senior Management and Employees — Share Ownership.”

B.	Related Party Transactions

The related party relationships and related party transactions are listed as follows:

Related party relationships

Name of related parties	Relationship with the Company

Shenhua Hollysys Information Technology Co., Ltd. ("Shenhua Information")	20% owned by Beijing Hollysys
New Huake Electronic Technology Co., Ltd. ("New Huake")	37.5% owned by Beijing Hollysys
China Techenergy Co., Ltd. ("China Techenergy")	40% owned by Beijing Hollysys
Beijing Hollysys Electric Motor Co., Ltd ("Electric Motor")	40% owned by Beijing Hollysys
Zhejiang Sanxing Engineering Co., Ltd ("Zhejiang Sanxing")	6% owned by Hangzhou Hollysys
Beijing Hollysys Machine Automation Co., Ltd. ("Hollysys Machine")	30% owned by Hollysys Investment
Southcon Development Sdn. Bhd. (“Southcon”)	30% owned by BMJB
Heilongjiang Ruixing Technology Co., Ltd.("Ruixing")	8.31% owned by Beijing Hollysys
Swee Yong Chim	Shareholder of the Company and former shareholder of Concord
Yoon Fah Chim	Shareholder of the Company and former shareholder of Concord

Due from related parties

	June 30,
	2013	2014
China Techenergy	$23,391,167	$19,038,908
Shenhua Information	2,157,094	3,832,574
Hollysys Machine	352,119	848,188
Electric Motor	462	-
Zhejiang Sanxing	10,304	-
Ruixing	199,045	-
Swee Yong Chim	200,631	-
Yoon Fah Chim	200,632	-

	$26,511,454	$23,719,670

The Company’s management believes that the collection of amounts due from related parties is reasonably assured and accordingly, no provision had been made for these balances.

Due to related parties

	June 30,
	2013	2014
Shenhua Information	$1,351,199	$1,591,858
China Techenergy	691,360	2,266,900
Electric Motor	27,393	47,790
Hollysys Machine	10,915	81,858
New Huake	2	2

	$2,080,869	$3,988,408

Transactions with related parties

Purchases of goods and services from:
	Year ended June 30,
	2012	2013	2014
Electric Motor	$31,729	$68,336	$14,022
Shenhua Information	41,045	364,537	323,099
Hollysys Machine	-	972,508	1,980,146
New Huake	-	69,768	-

	$72,774	$1,475,149	$2,317,267

Sales of goods and integrated solutions to:
	Year ended June 30,
	2012	2013	2014
China Techenergy	$3,657,215	$17,059,714	$3,135,991
Shenhua Information	1,411,274	1,936,273	2,726,358
Hollysys Machine	296,523	557,243	920,961
Electric Motor	1,775	3,893	1,804

	$5,366,787	$19,557,123	$6,785,114

Operating lease income from:
	Year ended June 30,
	2012	2013	2014
Hollysys Machine	$45,475	$65,926	$65,227
	$45,475	$65,926	$65,227

The Company sells automation control systems to China Techenergy which is used for non-safety operations control in the nuclear power industry. China Techenergy incorporates the Company’s non-safety automation control systems with their proprietary safety automated control systems to provide an overall automation and control system for nuclear power stations in China. The Company is not a party to the integrated sales contracts executed between China Techenergy and their customers. Our pro rata shares of the intercompany profits and losses are eliminated until realized through a sale to outside (unrelated) parties in arm’s-length transactions, as if China Techenergy were a consolidated subsidiary.

The Company sells automation control systems to Shenhua Information which is used for operations control in the information automation industry. Shenhua Information incorporates the Company’s automation control systems with their proprietary automated remote control systems to provide an overall automation and control system to its customers. The Company is not a party to the integrated sales contracts executed between Shenhua Information and their customers. Our pro rata shares of the intercompany profits and losses are eliminated until realized through a sale to outside (unrelated) parties in arm’s-length transactions, as if Shenhua Information were a consolidated subsidiary.

The Company engages Hollysys Machine to sell the Company’s products to the end customers. The Company pays commissions to Hollysys Machine in exchange for its services. The amount of the commission payable is determined based on the value of the products sold by Hollysys Machine during the year.

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

Dividend Policy

Historically we have retained our earnings for use in the expansion and operation of our business. Any determination relating to our dividend policy will be made at the discretion of our board of directors, based on our financial condition, results of operations, earnings, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. The company intends to pay a dividend of $0.40 for each of its outstanding ordinary shares, which has been approved by the board of directors on August 13, 2014. However, the board directors have not set up the record date or the payment date. We expect that the payment date will be prior to June 30, 2015.

Notwithstanding the understanding that earnings will be accumulated, our ability to pay dividends depends substantially on the receipt of dividends to us by our subsidiaries.

For the PRC subsidiaries, each of them may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and the accounting standards and regulations in China. Pursuant to applicable PRC laws and regulations, 10% of after-tax profits of each of our consolidated PRC entities are required to be set aside in a statutory surplus reserve fund annually until the reserve balance reaches 50% of such PRC entity’s registered capital. Allocations from these statutory surplus reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends.

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

For the Singapore and Malaysia subsidiaries, each of them may pay dividends only out of its profits based on the articles of association and the Companies Act in Singapore and Malaysia. There is no limit to the amount of dividend payable as long as there are sufficient profits. There is no withholding tax imposed on a Singapore and Malaysia company paying dividends to a company located outside of Singapore and Malaysia upon remittance.

B.	Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

On August 1, 2008, our ordinary shares were approved to be listed on the NASDAQ Global Select Market, under the symbol “HOLI”. The following table provides the high and low trading prices for our ordinary shares for the periods indicated below.

	Nasdaq(1) Price per Share
	High	Low
Annual Market Prices(2)
Year 2010	$13.09	5.52
Year 2011	$17.43	4.54
Year 2012	$12.2	7.3
Year 2013	$13.96	7.33
Year 2014	$24.49	11.79

Quarterly Market Prices
First Quarter 2013 ended September 30, 2012	$10.03	7.33
Second Quarter 2013 ended December 31, 2012	$11.89	8.94
Third Quarter 2013 ended March 31, 2013	$13.96	12.01
Fourth Quarter 2013 ended June 30, 2013	$12.48	11.12
First Quarter 2014 ended September 30, 2013	$15.41	11.79
Second Quarter 2014 ended December 31, 2013	$18.99	14.71
Third Quarter 2014 ended March 31, 2014	$21.54	15.53
Fourth Quarter 2014 ended June 30, 2014	$24.49	18.85

Monthly Market Prices
March 2014	$21.54	18.71
April 2014	$23.48	19.93
May 2014	$22.36	18.85
June 2014	$24.49	21.37
July 2014	$24.15	21.79
August 2014	$23.39	21.79
September 2014, (through September 22, 2014)	$22.76	21.56

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

Conflict of interests

Similar to the laws of most U.S. jurisdictions, when a director becomes aware of the fact that he has an interest in a transaction which we are to enter into, he must disclose it to our board. However, with sufficient disclosure of interest in relation to that transaction, the director who is interested in a transaction entered into or to be entered into by the Company may (i) vote on a matter relating to the transaction; (ii) attend a meeting of directors at which a matter relating to the transaction arises and be included in the quorum; and (iii) sign a document on behalf of us, or do any other thing in his capacity as a director, that relates to the transaction.

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

In addition, the Company was obligated to issue an aggregate of 1,510,181 ordinary shares of the Company (“Incentive Shares”) to the management of the Concord, if Concord’s net income equals or exceeds $10 million and $11.5 million for the fiscal years ended June 30, 2012 and 2013, respectively (“Targeted Net Income Threshold”), in accordance with the SPA. The Company would issue 50% of Incentive Shares to the management of the Concord on an all or none basis per year when the Targeted Net Income Threshold is achieved. The Incentive Shares were granted with service conditions such that if the recipients terminate their employment agreements within two years after the acquisition, the Incentive Shares will be forfeited. Because the Targeted Net Income Thresholds were not achieved for either of the two fiscal years, no Incentive Shares were issued.

On March 6, 2013, the Company signed a stock purchase agreement, referred to as the “Bond SPA”, to acquire 100% ownership of Bond. The total purchase price for the acquisition is a combination of cash and stock, aggregating an equivalent of approximately $73.0 million, including a two-year incentive program payable in ordinary shares and additional incentive shares if Bond meets certain performance targets. Pursuant to the Bond SPA, the Company paid$16.4 million within one month after signing the Bond SPA as a deposit, an additional $5.5 million upon closing, and $14.6 million to be paid within 18 months after signing the Bond SPA, respectively.

After the closing, the Company issued 1,407,907 ordinary shares to the shareholders of Bond on May 30, 2013, which were worth $14.6 million (40% of total share purchase price). The Bond shareholders also are entitled to Company ordinary shares worth $11.0 million (30% of total share purchase price) as incentive shares in each of the next two fiscal years if Bond’s US  GAAP audited net income equals or exceeds $8.8 million and $10.6 million for calendar year 2013 and calendar year 2014, respectively. Additional ordinary shares, as a premium on performance, will be issued to the Bond shareholders if Bond outperforms the targets mentioned above, but the premium will not exceed 15% of the total incentive shares in any case. The Company and Bond have also agreed upon the compensation and incentives to be given to the management team of Bond to maintain the team stability after the acquisition.  The performance target for calendar year 2013 was achieved and 648,697 shares were issuable as of June 30, 2014.

On April 3, 2013, Beijing Hollysys entered into an operating lease agreement to lease out one of its buildings located in Beijing. The lease term is 10 years from September 1, 2013 to August 31, 2023. The annual minimum lease payment receivable after five years are subject to renegotiation in case the Chinese consumer price index published by the government exceeds 5%.

On May 30, 2014, the Company entered into a convertible loan agreement with International Finance Corporation,  an international organization established by Articles of Agreement among its member countries including the British Virgin Islands ("IFC"), under which the Company will borrow $20,000,000 from IFC (the “IFC Loan”) with an interest rate of 2.1% per annum and commitment fee of 0.5% per annum paid in rear semi-annually. The Company received the loan disbursement on August 30, 2014, and the loan interest started accumulating since then.

The IFC Loan has both voluntary and mandatory conversion terms. IFC may at its option convert, in US$1,000,000 increments, the Loan in whole or in part, into the Company’s ordinary shares at any time on or prior to the maturity date at a conversion rate and a conversion price in effect at such time. The initial conversion rate at the time of the agreement is 38 ordinary shares per $1,000, and the initial conversion price is $26.35 per share. The initial conversion rate and conversion price is subject to subsequent adjustments with events that may dilute the unit price per share. 50% of the principal amount of the Loan then outstanding will be mandatorily converted into Ordinary Shares at the conversion rate and conversion price then in effect if at any time, with respect to the period of 30 consecutive trading days ending at such time, the volume weighted average prices for 20 trading days or more in such 30 consecutive trading day period is equal to or more than 150% of the conversion price in effect at such time. 100% of the principal amount of the IFC Loan then outstanding will be mandatorily converted into Ordinary Shares at the conversion rate and conversion price then in effect if at any time, with respect to the period of 30 consecutive trading days ending at such time, the volume weighted average prices for 20 trading days or more in such 30 consecutive trading day period is equal to or more than 200% of the Conversion Price in effect at such time. The Company is subject to both affirmative and negative covenants. The outstanding principle, interests and fees need to be repaid to IFC in case the covenants were not fulfilled. The Company is assessing the financial and internal control effects of the IFC Loan which will be reflected in the Company’s first quarter financial statements.

In addition, the Company paid a one-time front-end fee of $200,000 according to the agreement on July, 2014. A portfolio supervision fee of $5,000 per annum is charged to the company by IFC for its effort of monitoring the convertible loan. The term of the IFC Loan is 5 years starting from the date of Company’s receipt of the loan.

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

On August 29, 2008, SAFE promulgated Notice 142 which regulates the conversion by a foreign-funded enterprise of foreign currency into RMB by restricting how the converted RMB may be used. Notice 142 requires that RMB funds converted from the foreign currency capital of a foreign-funded enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise. In addition, SAFE strengthened its supervision over the flow and use of RMB funds converted from the foreign currency capital of a foreign-funded enterprise. The use of such RMB capital may not be changed without SAFE’s approval, and may not, in any case, be used to repay or prepay RMB loans if such loans are outstanding. Violations of Notice 142 will result in severe penalties, such as heavy fines as set out in the relevant foreign exchange control regulations.

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

BVI Taxation

The BVI does not impose a withholding tax on dividends paid to holders of our ordinary shares, nor does the BVI levy any capital gains or income taxes on us. Further, a holder of our ordinary shares who is not a resident of the BVI is exempt from the BVI income tax on dividends paid with respect to the ordinary shares. Holders of ordinary shares are not subject to the BVI income tax on gains realized on the sale or disposition of the ordinary shares.

Our ordinary shares are not subject to transfer taxes, stamp duties or similar charges in the BVI. However, as a company incorporated under the 2004 Act, we are required to pay the BVI government an annual license fee based on the number of shares we are authorized to issue.

There is no income tax treaty or convention currently in effect between the United States and the BVI.

Taxation in China

We are a holding company incorporated in the BVI, which indirectly holds our equity interests in our PRC operating subsidiaries. The EIT Law and its implementation rules, both of which became effective as of January 1, 2008, provide that a PRC enterprise is subject to a standard income tax rate of 25% and China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties between the overseas parent’s jurisdiction of incorporation and China to reduce such rate.

Under the Arrangement between the Mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Taxation Arrangement, effective as of January 1, 2007, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of the PRC company distributing the dividends. Under the aforesaid arrangement, any dividends that our PRC operating subsidiaries pay to their Hong Kong holding companies may be subject to a withholding tax at the rate of 5% if they are not considered to be a PRC “resident enterprise” as described below. However, if the Hong Kong holdings companies are not considered to be the “beneficial owner” of such dividends under the Notice Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties promulgated by the State Administration of Taxation on October 27, 2009 (and not a PRC “resident enterprise”), such dividends would be subject to the withholding tax rate of 10%. The withholding tax rate of 5% or 10% applicable will have a significant impact on the amount of dividends to be received by us and ultimately by shareholders.

According to the Notice Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, the term “beneficial owner” refers to a person who has the right to own and dispose of the income and the rights or properties generated from the said income. The “beneficial owner” may be an individual, a company or any other organization which is usually engaged in substantial business operations. A conduit company is not a “beneficial owner.” The term “conduit company” refers to a company which is usually established for purposes of dodging or reducing taxes, and transferring or accumulating profits. Such a company is only registered in the country of domicile to satisfy the organizational form as required by law, but it does not engage in such substantial business operations as manufacturing, distribution and management.

In addition to the changes to the current tax structure, under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a resident enterprise and will normally be subject to an EIT of 25% on its global income. The implementing rules define the term “de facto management bodies” as “an establishment that exercises, in substance, overall management and control over the production, business, personnel, accounting, etc., of a Chinese enterprise.”

It remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. We do not currently consider our company to be a PRC resident enterprise. However, if the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on offering proceeds and non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, although under the EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares.

United States Federal Taxation

The following is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares by U.S. holders (as defined below). It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s situation. The discussion applies only to U.S. holders that hold their ordinary shares as capital assets (generally property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This discussion is based on the Code, income tax regulations promulgated thereunder, judicial positions, published positions of the Internal Revenue Service, or the IRS, and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is general in nature and is not exhaustive of all possible tax considerations, nor does the discussion address any state, local or foreign tax considerations or any U.S. tax considerations (e.g., estate or gift tax) other than U.S. federal income tax considerations, that may be applicable to particular holders.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of particular circumstances, nor does it address the U.S. federal income tax consequences to persons who are subject to special rules under U.S. federal income tax law, including:

•	banks, insurance companies or other financial institutions;
•	persons subject to the alternative minimum tax;
•	tax-exempt organizations;
•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid United States federal income tax;
•	certain former citizens or long-term residents of the United States;
•	dealers in securities or currencies;
•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
•	persons that own, or are deemed to own, more than five percent of our capital stock;
•	holders who acquired our stock as compensation or pursuant to the exercise of a stock option;
•	persons who hold our common stock as a position in a hedging transaction, “straddle,” or other risk reduction transaction; or
•	persons who do not hold our ordinary shares as a capital asset (within the meaning of Section 1221 of the Code).

For purposes of this discussion, a U.S. holder is (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States (or treated as such under applicable U.S. tax laws), any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) it has a valid election in effect under applicable law and regulations to be treated as a U.S. person for U.S. federal income tax purposes. A non-U.S. holder is a holder that is neither a U.S. holder nor a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

In the case of a partnership or entity classified as a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them of the merger or of the ownership and disposition of our ordinary shares.

Distributions

We do not currently anticipate paying distributions on our ordinary shares. In the event that distributions are paid, however, the gross amount of such distributions will be included in the gross income of the U.S. holder as dividend income on the date of receipt to the extent that the distribution is paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends will be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. Dividends received by non-corporate U.S. holders, including individuals, may be subject to reduced rates of taxation under current law. A U.S. holder may be eligible to claim a foreign tax credit with respect to any PRC withholding tax imposed on dividends paid by us. However, the foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code and the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the U.S.-PRC Tax Treaty, is not entirely clear at this time. U.S. holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the U.S.-PRC Tax Treaty.

To the extent that dividends paid on our ordinary shares exceed current and accumulated earnings and profits, the distributions will be treated first as a tax-free return of tax basis on our ordinary shares, and to the extent that the amount of the distribution exceeds tax basis, the excess will be treated as gain from the disposition of those ordinary shares.

Sale or Other Disposition

U.S. holders of our ordinary shares will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of ordinary shares equal to the difference between the amount realized for the ordinary shares and the U.S. holder’s tax basis in the ordinary shares. This gain or loss generally will be capital gain or loss. Under current law, non-corporate U.S. holders, including individuals, are eligible for reduced tax rates if the ordinary shares have been held for more than one year. The deductibility of capital losses is subject to limitations. A U.S. holder may be eligible to claim a foreign tax credit with respect to any PRC withholding tax imposed on gain from the sale or other disposition of ordinary shares. However, the foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code and the U.S.-PRC Tax Treaty is not entirely clear at this time. U.S. holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the U.S.-PRC Tax Treaty.

Unearned Income Medicare Contribution

Certain U.S. holders who are individuals, trusts or estates are required to pay an additional 3.8% Medicare tax on, among other things, dividends on and capital gains from the sale or other disposition of shares of stock for taxable years beginning after December 31, 2013. U.S. holders should consult their own advisors regarding the effect, if any, of this legislation on their ownership and disposition of our ordinary shares.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act (generally referred to as “FATCA”), when applicable, will impose a U.S. federal withholding tax of 30% on certain “withholdable payments” (generally certain U.S.-source income, including dividends, and the gross proceeds from the sale or other disposition of assets producing U.S. source dividends or interest ) to foreign financial institutions and other non-U.S. entities that fail to comply with certain certification and information reporting (generally relating to ownership by U.S persons of interests in or accounts with those entities). The obligation to withhold under FATCA applies to, among other items, (i) U.S.-source dividend income that is paid on or after July 1, 2014 and (ii) to gross proceeds from the disposition of property that can produce U.S.-source dividends paid on or after January 1, 2017. Non-U.S. holders should consult their tax advisors concerning application of FATCA to our ordinary shares in their particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends or of proceeds on the disposition of stock made to a holder of our ordinary shares may be subject to information reporting and backup withholding at a current rate of 28% unless such holder provides a correct taxpayer identification number on IRS Form W-9 (or other appropriate withholding form) or establishes an exemption from backup withholding, for example by properly certifying the holder’s non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Payments of dividends to holders must generally be reported annually to the IRS, along with the name and address of the holder and the amount of tax withheld, if any. A similar report is sent to the holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the holder’s country of residence.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Expert

Not applicable.

H.	Documents on Display

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

Interest Rate Risk

We are exposed to interest rate risk primarily with respect to our bank loans. A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings as of June 30, 2014, would decrease income before income taxes by approximately $0.3 million for the fiscal year ended June 30, 2014. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, 78.6% of our consolidated revenues and consolidated costs and expenses are denominated in RMB, and 93.5% of our assets are denominated in RMB, and the remaining are mainly denominated in SGD.  As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rates of the U.S. dollar, RMB and SGD.  If the RMB or SGD depreciates against the U.S. dollar, the value of our RMB or SGD revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline.  Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated at historical exchange rates.  Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of shareholders’ equity.  An average appreciation (depreciation) of the RMB against the US dollar of 5% would increase (decrease) our comprehensive income by $1,611,780, and an average appreciation (depreciation) of the SGD against the US dollar of 5% would decrease (increase) our comprehensive income by $17,742, based on our outstanding revenues, costs and expenses, assets, and liabilities denominated in RMB or SGD as of June 30, 2014.

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

Disclosure Controls and Procedures

As required by Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act, our management has carried out an evaluation, with the participation and under the supervision of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2014.

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

Management conducted its evaluation of disclosure controls and procedures under the supervision of our chief executive officer and our chief financial officer.  Based upon, and as of the date of this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2014.

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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2014. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (1992 framework). Based on our assessment, management believes that, as of June 30, 2014, our internal control over financial reporting was effective based on those criteria.

Our independent registered public accounting firm has audited our internal control over financial reporting as of June 30, 2014 and has issued an attestation report, which appears on F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control procedure over financial reporting during the year ended June 30, 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. The Company is now in the process of implementing a SAP enterprise resource planning (“ERP”) system and is evaluating the impact on the internal control over financial reporting for the year ended June 30, 2015, arising from the application of the new system.

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

In March 2006, our board of directors adopted a code of conduct, or Code of Conduct, which applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer.   Our Code of Conduct addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, confidentiality, and reporting of violations of the code.  A copy of the Code of Conduct was filed as Annex G to our registration statement on Form S-4 filed with the SEC on March 30, 2006 and is incorporated herein by reference. Our Code of Conduct is also posted on the corporate governance page of our website at www.hollysys.com. During the fiscal year ended June 30, 2014, there were no waivers from a provision of our Code of Conduct granted to our directors, officers or employees.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Ernst &Young Hua Ming LLP was our principal accountant for the fiscal years ended June 30, 2014 and 2013. The aggregate fees billed for each of the fiscal years ended June 30, 2014 and 2013 for professional services rendered by the principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for the fiscal years ended June 30, 2014 and 2013 were $935,446 and $843,868, respectively.

Audit-Related Fees

The fees for procedures related to our quarterly financial information for the fiscal year ended June 30, 2014 and 2013 were $154,552 and $100,309, respectively, paid to Ernst &Young Hua Ming LLP.

Tax Fees

The aggregate fees billed in each of the fiscal years ended June 30, 2014 and 2013 for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning were $47,504 and $16,042, respectively.

All Other Fees

The aggregate fees billed in each of the fiscal years ended June 30, 2014 and 2013 for products and services provided by the principal accountant, other than the services reported above under other captions of this Item 16C were nil and $359,520, respectively. The other fees for fiscal year 2013 consist of: (i) a service fee of $160,494 for financial and tax due diligence service for the acquisition of Bond, (ii) a service fee of $159,220 for review and report on the consolidated balance sheet of Bond as of April 1, 2013, and (iii) a service fee of $39,805 for XBRL related service for the Company’s XBRL exhibit for fiscal year 2013.

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

We have not asked for, nor have we been granted, an exemption from the applicable listing standards for our Audit Committee.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities by us or by any of our affiliates during the period covered by this Annual Report.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

We are incorporated in the BVI and our corporate governance practices are governed by applicable BVI law as well as our memorandum and articles of association. In addition, because our ordinary shares are listed on NASDAQ, we are subject to NASDAQ's corporate governance requirements.

NASDAQ Listing Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer's fiscal year end. However, NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. We follow home country practice with respect to annual meetings and did not hold an annual shareholder meeting in fiscal 2014. Our BVI counsel, Maples and Calder, has provided a letter to NASDAQ certifying that under BVI law, we are not required to hold annual shareholder meetings. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our Audited Financial Statements for the Years Ended June 30, 2014, 2013 and 2012 are included at the end of this annual report.

ITEM 19.	EXHIBITS

Number	Description

1.1	Memorandum of Association of Registrant (Incorporated by reference to Annex B of the Proxy Statement/Prospectus contained in Registration Statement S-4 (file no. 333-132826) filed with the Securities and Exchange Commission on March 30, 2006).

1.2	Articles of Association of Registrant (Incorporated by reference to Annex C of the Proxy Statement/Prospectus contained in Registration Statement S-4 (file no. 333-132826) filed with the Securities and Exchange Commission on March 30, 2006).

1.3	Certificate of Change of Name (Incorporated by reference to Exhibit 1.3 of the Form 20-F filed with the Securities and Exchange Commission on September 30, 2009).

1.4	Amendment to Memorandum and Articles of Association of Hollysys Automation Technologies Ltd. (Incorporated by reference to Exhibit 1.1 of the Form 6-K filed with the Securities and Exchange Commission on September 21, 2010).

2.1	Rights Agreement, dated as of August 27, 2010, between Hollysys Automation Technologies Ltd. and Continental Stock Transfer & Trust Company, which includes the Form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Preferred Shares as Exhibit B (Incorporated by reference to Exhibit 2.1 of the Form 6-K filed with the Securities and Exchange Commission on September 21, 2010).

4.1	Chardan North China Acquisition Corporation 2006 Stock Plan (Incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-8 (file no. 333-170811) filed with the Securities and Exchange Commission on November 24, 2010).

4.2	Form of Stock Consignment Agreement (Incorporated by reference to Exhibit 10.2 of the Registration Statement S-4/A (file no. 333-132826) filed with the Securities and Exchange Commission on June 28, 2006).

4.3	Share Sale and Purchase Agreement, by Unionway Resources Limited and the Company, dated December 23, 2009. ((Incorporated by reference to Exhibit 4.20 of the Report on Form 20-F for the fiscal year ended June 30, 2010 filed with the Securities and Exchange Commission on December 22, 2010).

4.4	Retrofit Contract between Concord Corporation Pte. Led. and Shaw Brothers Limited (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed with the Securities and Exchange Commission on March 7, 2012).

8.1*	List of Subsidiaries

11.1	Code of Ethics (included as Annex G to the Proxy Statement/Prospectus contained in Registration Statement 333-132826 and incorporated by reference herein)

12.1*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst and Young Hua Ming LLP

101.INS*	XBRL Instant Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBLR Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase

101.LAB*	XBRL Taxonomy Extension Label Linkbase

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase

* Filed with this annual report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

/s/ Baiqing Shao
Baiqing Shao

Date: September 29, 2014	Chief Executive Officer

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

REPORT  OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Hollysys Automation Technologies Ltd.

We have audited the accompanying consolidated balance sheets of Hollysys Automation Technologies Ltd. (the “Company”) as of June 30, 2014 and 2013, and the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hollysys Automation Technologies Ltd. at June 30, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hollysys Automation Technologies Ltd.’s internal control over financial reporting as of June 30, 2014, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated September 29, 2014, expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

September 29, 2014

REPORT  OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Hollysys Automation Technologies Ltd.

We have audited Hollysys Automation Technologies Ltd.’s internal control over financial reporting as of June 30, 2014, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the “COSO criteria”). Hollysys Automation Technologies Ltd.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Hollysys Automation Technologies Ltd. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hollysys Automation Technologies Ltd. as of June 30, 2014 and 2013, and the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2014 of Hollysys Automation Technologies, Ltd. and our report dated September 29, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

September 29, 2014

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In US dollars except for number of shares and per share data)

		June 30,
	Notes	2013	2014
ASSETS
Current assets:
Cash and cash equivalents		$112,228,579	$162,159,098
Time deposits with maturities over three months		20,858,840	28,334,126
Restricted cash		3,390,144	8,359,000
Accounts receivable, net of allowance for doubtful accounts of $20,102,808 and $25,690,771 as of June 30, 2013 and 2014, respectively	5	176,598,496	258,885,135
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $2,361,880 and $5,839,403 as of June 30, 2013 and 2014, respectively	6	143,752,978	179,688,181
Other receivables, net of allowance for doubtful accounts of $322,218 and $333,562 as of June 30, 2013 and 2014, respectively		11,722,535	11,039,350
Advances to suppliers		8,593,175	11,588,354
Amounts due from related parties	22	26,511,454	23,719,670
Inventories	4	34,104,057	35,053,243
Prepaid expenses		1,073,655	866,429
Income tax recoverable		1,704,290	666,377
Deferred tax assets	20	3,033,931	6,686,685
Assets held for sale	9	2,876,054	2,847,008
Total current assets		546,448,188	729,892,656

Non-current assets:
Restricted cash		6,754,117	7,498,485
Prepaid expenses		425,936	108,082
Property, plant and equipment, net	7	79,496,315	82,344,825
Prepaid land leases, net	8	12,629,664	12,396,624
Acquired intangible assets, net	10	11,817,596	6,509,571
Investments in equity investees	12	16,063,731	15,062,054
Investments in cost investees	12	3,715,808	4,435,858
Goodwill	11	65,787,020	66,640,303
Deferred tax assets	20	1,494,551	1,806,047
Total non-current assets		198,184,738	196,801,849

Total assets		$744,632,926	$926,694,505

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	14	$8,329,263	$4,493,846
Current portion of long-term bank loans	15	8,671,080	8,517,268
Accounts payable		111,052,268	135,669,331
Construction costs payable		5,872,553	4,902,651
Deferred revenue		67,066,822	130,696,303
Accrued payroll and related expenses		8,966,026	10,601,265
Income tax payable	20	6,296,759	12,040,206
Warranty liabilities	13	1,865,784	4,013,521
Other tax payables		22,048,392	27,631,113
Accrued liabilities		18,580,398	24,424,491
Amounts due to related parties	22	2,080,869	3,988,408
Deferred tax liabilities	20	2,186,518	1,627,149
Current portion of acquisition-related consideration		5,435,451	30,285,478
Total current liabilities		268,452,183	398,891,030

Long-term bank loans	15	19,104,733	14,978,257
Deferred tax liabilities	20	3,272,698	2,371,468
Warranty liabilities	13	2,094,857	3,602,810
Non-current portion of acquisition-related consideration		36,233,460	14,793,062
Total non-current liabilities		60,705,748	35,745,597

Total liabilities		329,157,931	434,636,627

Commitments and contingencies	23	-	-

Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized and 57,554,824 shares issued and outstanding	17	57,555	57,555
Additional paid-in capital		170,779,250	173,765,442
Statutory reserves		23,146,671	23,288,778
Retained earnings		182,873,145	252,350,621
Accumulated other comprehensive income		36,871,667	39,012,151
Total Hollysys Automation Technologies Ltd. stockholder’s equity		413,728,288	488,474,547

Noncontrolling interest		1,746,707	3,583,331
Total equity		415,474,995	492,057,878

Total liabilities and equity		$744,632,926	$926,694,505

See accompanying notes to consolidated financial statements

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In US dollars except for number of shares and per share data)

		Year ended June 30,
	Notes	2012	2013	2014
Net revenues
Integrated contract revenue (including revenue from related parties of $5,256,870, $18,473,320 and $4,659,063 for the years ended June 30, 2012, 2013 and 2014, respectively)		$304,967,477	$328,551,083	$478,261,196
Product sales (including revenue from related parties of $109,917, $1,083,803 and $1,628,661 for the years ended June 30, 2012, 2013 and 2014, respectively)		16,736,455	20,503,919	31,921,551
Revenue from services (including revenue from related parties of nil, nil and $497,390 for the years ended June 30, 2012, 2013 and 2014, respectively)		-	-	11,149,099
Total net revenues		321,703,932	349,055,002	521,331,846

Costs of integrated contracts (including purchases from related parties of $72,774, $526,588 and $363,991 for the years ended June 30, 2012, 2013 and 2014 respectively)		189,152,826	218,586,778	330,038,563
Costs of products sold		6,204,356	6,799,536	11,580,031
Costs of services rendered		-	-	4,090,340
Gross profit		126,346,750	123,668,688	175,622,912

Operating expenses
Selling (including expenses from related parties of nil, 948,561, and $1,953,276 for the years ended June 30, 2012, 2013 and 2014 respectively)		27,636,866	26,793,752	28,257,497
General and administrative		26,025,459	29,647,665	39,716,156
Research and development		25,552,297	32,507,314	36,486,074
VAT refunds and government subsidies		(18,306,056)	(22,982,148)	(27,243,844)
Total operating expenses		60,908,566	65,966,583	77,215,883

Income from operations		65,438,184	57,702,105	98,407,029

Other income (expenses), net (including other income from related parties of $45,475, $65,926 and $65,227 for the years ended June 30, 2012, 2013 and 2014, respectively)		1,068,158	79,818	(6,452,434)
Foreign exchange gain (loss)		(275,341)	799,609	793,910
Gain on disposal of long term investments		2,043,977	-	-
Share of net (loss) income of equity investees		(3,141)	297,177	(2,692,052)
Interest income		1,751,982	3,075,072	3,253,333
Interest expenses		(3,097,754)	(2,169,667)	(1,998,311)
Dividend income from cost investees		-	833,567	-
Income before income taxes		66,926,065	60,617,681	91,311,475

Income tax expenses	20	10,352,318	8,096,798	19,860,835
Net income		56,573,747	52,520,883	71,450,640

Less: net income attributable to noncontrolling interest		351,900	526,481	1,831,057
Net income attributable to Hollysys Automation Technologies Ltd.		$56,221,847	$51,994,402	$69,619,583

Other comprehensive income, net of tax of nil
Translation adjustments		$5,910,090	$4,193,473	$2,146,051
Comprehensive income		62,483,837	56,714,356	73,596,691

Less: comprehensive income attributable to noncontrolling interest		373,246	562,843	1,836,624
Comprehensive income attributable to Hollysys Automation Technologies Ltd.		$62,110,591	$56,151,513	$71,760,067

Net income per share:
Basic	21	$1.01	$0.93	$1.20
Diluted	21	$1.01	$0.92	$1.19

Shares used in income per share computation:
Weighted average number of ordinary shares		55,659,765	56,167,592	57,926,333
Weighted average number of diluted ordinary shares		55,828,361	56,412,469	58,426,642

See accompanying notes to consolidated financial statements

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars)

	Year ended June 30,
	2012	2013	2014
Cash flows from operating activities:
Net income	$56,573,747	$52,520,883	$71,450,640
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	6,054,199	6,223,644	7,050,577
Amortization of prepaid land leases	171,204	157,504	244,948
Amortization of intangible assets	1,362,282	2,847,773	5,412,766
Allowance for doubtful accounts	4,434,129	6,341,873	10,545,263
Loss (gain) on disposal of property, plant and equipment	196,117	(97,449)	(131,632)
Impairment loss on a cost investment	-	-	325,373
Share of net loss (income) from equity investees	3,141	(297,177)	2,692,052
Dividends income from cost investees	-	(833,567)	-
Gain on disposal of long term investments	(2,043,977)	-	-
Gain on disposal of a subsidiary	-	(6,478)	-
Share-based compensation expenses	1,139,368	1,599,496	2,986,192
Deferred income tax expenses (benefit)	1,713,253	(1,955,829)	(5,427,366)
Acquisition-related consideration adjustments	-	1,163,179	8,919,629
Changes in operating assets and liabilities:
Accounts receivable	(29,288,766)	(33,422,591)	(88,592,672)
Costs and estimated earnings in excess of billings	(12,302,872)	(19,956,215)	(38,810,335)
Inventories	2,412,298	(6,673,261)	(805,998)
Advances to suppliers	(1,814,764)	2,054,370	(2,959,070)
Other receivables	4,132,144	(3,432,599)	696,744
Deposits and other assets	(1,118,873)	(4,856,915)	(5,141,709)
Due from related parties	(2,871,070)	(11,672,808)	2,775,626
Accounts payable	8,838,803	22,435,049	24,160,888
Deferred revenue	14,392,486	4,140,209	63,348,056
Accruals and other payable	2,966,928	11,040,307	7,978,760
Cash dividends received from equity investees	-	-	2,407,757
Due to related parties	(344,006)	57,762	1,898,780
Income tax payable	(2,871,713)	53,799	6,762,941
Other tax payables	5,445,154	3,246,426	5,489,809
Net cash provided by operating activities	$57,179,212	$30,677,385	$83,278,019

Cash flows from investing activities:
Time deposits placed with banks	(39,012,896)	(19,592,169)	(18,881,389)
Purchases of property, plant and equipment	(8,250,146)	(9,087,583)	(8,359,115)
Maturity of time deposits	17,426,000	28,068,557	11,589,142
Proceeds from disposal of property, plant and equipment	3,276,341	333,810	866,494
Proceeds from disposal of shares of equity investees	4,439,707	-	-
Acquisition of shares of an equity investee	(474,316)	-	-
Cash contributions to an equity investee			(3,904,471)
Cash contributions to a cost investee	-	-	(1,030,469)
Acquisition of a subsidiary, net of cash acquired	(5,296,855)	(11,936,376)	(5,510,000)
Proceeds from disposal of a subsidiary	-	112,674	-
Net cash used in investing activities	(27,892,165)	(12,101,087)	(25,229,808)

Cash flows from financing activities:
Proceeds from short-term bank loans	$563,736	$7,499,136	$14,582,047
Repayments of short-term bank loans	(12,314,261)	(4,555,348)	(13,826,110)
Proceeds from long-term bank loans	-	610,588	108,317
Repayments of long-term bank loans	(6,012,895)	(8,237,030)	(9,191,655)
Proceeds from exercise of options	672,000	967,200	-
Repayment of amounts due to the former shareholders of a subsidiary	(8,243,700)	-	-
Net cash used in financing activities	(25,335,120)	(3,715,454)	(8,327,401)

Effect of foreign exchange rate changes	1,711,976	1,034,773	209,709
Net increase in cash and cash equivalents	$5,663,903	$15,895,617	$49,930,519

Cash and cash equivalents, beginning of year	90,669,059	96,332,962	112,228,579
Cash and cash equivalents, end of year	$96,332,962	$112,228,579	$162,159,098

Supplementary disclosures of cash flow information:
Cash paid during the year for:
Interest	$3,031,593	$2,087,170	$1,842,372
Income tax	$11,144,407	$10,024,263	$17,612,883

Supplementary disclosures of significant non-cash transactions:
Acquisition of property, plant and equipment included in construction costs payable and accrued liabilities	$8,010,950	$6,763,643	$1,988,759
Issuance of ordinary shares as purchase consideration in connection with the acquisition of Concord	$9,121,499	$-	$-
Issuance of ordinary shares as purchase consideration in connection with the acquisition of Bond	$-	$16,908,964	$-

See accompanying notes to consolidated financial statements.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In US dollars except for number of shares)

	Ordinary shares		Additional paid-in capital	Statutory reserves	Retained earnings	Accumulated other comprehensive income	Total Hollysys Automation Technologies Ltd. stockholders’ equity	Noncontrolling interest	Total equity
	Shares	Amount
Balance at July 1, 2011	54,692,129	$54,693	$140,373,585	$23,061,779	$74,741,788	$26,825,812	$265,057,657	$810,618	$265,868,275
Share-based compensation	-	-	1,139,368	-	-	-	1,139,368	-	1,139,368
Issuance of ordinary shares upon exercise of options	300,000	300	671,700	-	-	-	672,000	-	672,000
Acquisition of a subsidiary	1,006,788	1,006	9,120,493	-	-	-	9,121,499	-	9,121,499
Net income for the year	-	-	-	-	56,221,847	-	56,221,847	351,900	56,573,747
Appropriations to statutory reserves	-	-	-	29,293	(29,293)	-	-	-	-
Translation adjustments	-	-	-	-	-	5,888,744	5,888,744	21,346	5,910,090
Balance at June 30, 2012	55,998,917	$55,999	$151,305,146	$23,091,072	$130,934,342	$32,714,556	$338,101,115	$1,183,864	$339,284,979

Share-based compensation	-	-	1,599,496	-	-	-	1,599,496	-	1,599,496
Issuance of ordinary shares upon exercise of options	138,000	138	967,062	-	-	-	967,200	-	967,200
Exercise of share-based compensation on restricted shares issued to directors	10,000	10	(10)	-	-	-	-	-	-
Acquisition of a subsidiary	1,407,907	1,408	16,907,556	-	-	-	16,908,964	-	16,908,964
Net income for the year	-	-	-	-	51,994,402	-	51,994,402	526,481	52,520,883
Appropriations to statutory reserves	-	-	-	55,599	(55,599)	-	-	-	-
Translation adjustments	-	-	-	-	-	4,157,111	4,157,111	36,362	4,193,473
Balance at June 30, 2013	57,554,824	$57,555	$170,779,250	$23,146,671	$182,873,145	$36,871,667	$413,728,288	$1,746,707	$415,474,995

Share-based compensation	-	-	2,986,192	-	-	-	2,986,192	-	2,986,192
Net income for the year	-	-	-	-	69,619,583	-	69,619,583	1,831,057	71,450,640
Appropriations to statutory reserves	-	-	-	142,107	(142,107)	-	-	-	-
Translation adjustments	-	-	-	-	-	2,140,484	2,140,484	5,567	2,146,051
Balance at June 30, 2014	57,554,824	$57,555	$173,765,442	$23,288,778	$252,350,621	$39,012,151	$488,474,547	$3,583,331	$492,057,878

See accompanying notes to consolidated financial statements.

NOTE 1 -	ORGANIZATION AND BUSINESS BACKGROUND

Hollysys Automation Technologies Ltd. (“Hollysys” or the “Company”), formerly known as HLS Systems International Ltd., was established under the laws of the British Virgin Islands (“BVI”) on February 6, 2006, for the purpose of merging with Chardan North China Acquisition Corporation (“Chardan”), a blank check company incorporated in Delaware, United States of America, and to hold 100% interest in Gifted Time Holdings Limited (“GTH”) upon the completion of a share exchange transaction (the “Share Exchange Transaction”). GTH was established under the laws of the BVI on September 21, 2005 and was the holding company of Beijing Hollysys Co., Ltd. (“Beijing Hollysys”) and Hangzhou Hollysys Automation Co., Ltd. (“Hangzhou Hollysys”) through a reorganization arrangement with equity interests of 74.11% and 60%, respectively.

On September 7, 2007, the shareholders of Chardan approved the Share Exchange Transaction. As a result, Chardan merged with and into Hollysys to complete the re-domestication merger and Hollysys consummated the Share Exchange Transaction with GTH. Upon completion of the Share Exchange Transaction, Hollysys owned 100% interest in GTH, which held 74.11% equity  interest of Beijing Hollysys and 60% equity interest of Hangzhou Hollysys. Beijing Hollysys held the remaining 40% equity interest of Hangzhou Hollysys.

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

On July 1, 2011, the Company acquired 100% equity interest of Concord Corporation Pte. Ltd. (including Concord Corporation Pte. Ltd., Dubai branch) and its subsidiaries, Concord Electrical Pte. Ltd., and Concord Electrical Sdn. Bhd. (collectively, “Concord”). Concord is a Singapore headquartered integrated construction and installation services provider to rail and industrial companies in Southeast Asia and the Middle East.

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

In December 2012, the Company disposed of its 51% equity interest in Beijing WoDeWeiYe Technology Exploration Co., Ltd. (“WoDeWeiYe”) for a consideration of $112,674. WoDeWeiYe was insignificant to the Company and thus the results of WoDeWeiYe were not presented as discontinued operations. The net revenues and net income (loss) of WoDeWeiYe included in the consolidated financial statements of the Company were as follows:

	Year ended June 30,
	2012	2013

Net revenues	$726,193	$48,826
Net income (loss)	$84,147	$(32,763)

On January 10, 2013, Hollysys International Pte. Ltd. was established under the law of Singapore for the purpose of acquiring Bond Corporation Pte. Ltd. It is 100% owned by the Company with a registered capital of SGD20,000,000.

On February 21, 2013, Concord M Design and Engineering Company Limited were established to undertake potential projects in Macau. It is 100% indirectly owned by the Company with a registered capital of 25,000 Macau Pataca.

On April 1, 2013, the Company acquired 100% equity interest of Bond Corporation Pte. Ltd. and its subsidiaries, Bond M & E Sdn. Bhd., Bond M & E (KL) Sdn. Bhd. and Bond M & E Pte. Ltd. (collectively, “Bond”). Bond is a Singapore headquartered mechanical and electrical solutions service provider for building construction and renovation projects in Malaysia and Singapore.

On March 31, 2014, Hollysys Automation India Private Limited (“HAIP”) was established as part of the effort the Company made to increase its presence and explore the market in India. HAIP mainly provides integrated solution products to the customers.

As of June 30, 2014, details of the Company’s subsidiaries are as follows:

Name of company	Place of incorporation	Date of incorporation	Percentage of ownership interest attributable to the Company		Principal activities
			Directly	Indirectly

Gifted Time Holdings Limited (“GTH”)	BVI	September 21, 2005	100%	-	Investment holding

Clear Mind Limited (“Clear Mind”)	BVI	November 29, 2007	-	100%	Investment holding

World Hope Enterprises Limited (“World Hope”)	Hong Kong	September 17, 2007	-	100%	Investment holding

Beijing Helitong Science & Technology Exploration Co., Ltd. (“Helitong”)	The People’s Republic of China (“PRC”)	January 25, 2008	-	100%	Investment holding

Hollysys Group Co., Ltd. (“Hollysys Group”)	PRC	December 17, 2007	-	100%	Investment holding

Hollysys (Beijing) Investment Co., Ltd. (“Hollysys Investment”)	PRC	April 15, 2011	-	100%	Investment management

Beijing Hollysys Automation & Drive Co., Ltd. (“Hollysys A&D”)	PRC	May 13, 2008	-	100%	Provision of integrated automation products and services

Hangzhou Hollysys Automation Co., Ltd. (“Hangzhou Hollysys”)	PRC	September 24, 2003	-	100%	Provision of integrated automation products and services

Hangzhou Hollysys System Engineering Co., Ltd. (“Hangzhou System”)	PRC	July 24, 2012		100%	Provision of integrated automation products and services

Beijing Hollysys Electronics Technology Co., Ltd. (“Hollysys Electronics”)	PRC	June 4, 2010	-	100%	Manufacture components of automation products for members of Hollysys

Beijing Hollycon Medicine & Technology Co., Ltd. (“Hollycon”)	PRC	June 4, 2010	-	51%	Manufacture and sale of medical automation equipment

Beijing Hollysys Co., Ltd. (“Beijing Hollysys”)	PRC	September 25, 1996	-	100%	Provision of integrated automation products and services

Beijing Haotong Science and Technology Development Co., Ltd. (“Haotong”)	PRC	October 26, 2000	-	100%	Dormant

Xi’an Hollysys Co., Ltd. (“Xi'an Hollysys”)	PRC	March 9, 2011	-	100%	Research and development

Hollysys International Pte. Limited (“HI”)	Singapore	January 10, 2013	100%	-	Investment holding

Hollysys (Asia Pacific) Pte. Limited (“HAP”)	Singapore	October 23, 1997	-	100%	Provision of integrated automation products and services

Hollysys Automation India Private Limited (“HAIP”)	India	March 31, 2014	-	100%	Provision of automation products

Concord Corporation Pte. Ltd. (“CCPL”)	Singapore	March 10, 2008	-	100%	Provision of mechanical and electrical solutions and installation services

Concord Electrical Pte. Ltd. (“CEPL”)	Singapore	May 25, 1984	-	100%	Provision of mechanical and electrical solutions and installation services

Concord Electrical Sdn. Bhd. (“CESB”)	Malaysia	May 13, 1994	-	100%	Provision of mechanical and electrical solutions and installation services

Concord Solution (HK) Limited (“CSHK”)	Hong Kong	May 9, 2012	-	100%	Provision of mechanical and electrical solutions and installation services

Concord M Design and Engineering Company Limited (“CMDE”)	Macau	February 21, 2013	-	100%	Provision of mechanical and electrical solutions and installation services

Bond Corporation Pte. Ltd. (“BCPL”)	Singapore	November 1, 2012	-	100%	Investment holding

Bond M & E Pte. Ltd. (“BMSG”)	Singapore	March 6, 1981	-	100%	Provision of mechanical and electrical solutions and installation services

Bond M & E Sdn. Bhd. (“BMJB”)	Malaysia	October 25, 1983	-	100%	Provision of mechanical and electrical solutions and installation services

Bond M & E (KL) Sdn. Bhd. (“BMKL”)	Malaysia	October 24, 1989	-	100%	Provision of mechanical and electrical solutions and installation services

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

Foreign currency translations and transactions

The Company, GTH, Clear Mind, World Hope, and HI’s functional currency is the United States dollars (“US dollars” or “$”); whereas the Company’s subsidiaries use the primary currency of the economic environment in which their operations are conducted as their functional currency. Renminbi (“RMB”) is determined to be the functional currency of all PRC subsidiaries; Singapore dollar (“SGD”) is determined to be the functional currency of HAP, CCPL, CEPL, BCPL and BMSG; Malaysian Ringgit (“MYR”) is determined to be the functional currency of CESB, BMJB and BMKL; and United Arab Emirates Dirham (“AED”), Hong Kong dollar (“HKD”), Macau Pataca (“MOP”) and Indian Rupee (“INR”) are the functional currencies of CCPL Dubai, CSHK, CMDE, and HAIP respectively. The Company uses the US dollars as its reporting currency.

The Company translates the assets and liabilities into US dollars using the rate of exchange prevailing at the balance sheet date, and the statements of comprehensive income are translated at average rates during the reporting period. Adjustments resulting from the translation of financial statements from the functional currency into US dollars are recorded in stockholders’ equity as part of accumulated other comprehensive income. Transactions dominated in currencies other than the functional currency are translated into functional currency at the exchange rates prevailing on the transaction dates, and the exchange gains or losses are reflected in the consolidated statements of comprehensive income for the reporting period.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in earnings.

For the years ended June 30, 2012, 2013 and 2014, the Company recorded foreign exchange gain (loss), net of $(275,341), $799,609 and $793,910, respectively.

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

Time deposits with original maturities over three months

Time deposits with original maturities over three months consist of deposits placed with financial institutions with original maturity terms of six months or one year. As of June 30, 2014, $17,100,178 and $11,233,948 of time deposits with original maturities over three months were placed in financial institutions in the PRC and Malaysia, respectively. As of June 30, 2013, $14,016,821 and $6,842,019 time deposits with original maturities over three months were placed in financial institutions in the PRC and Malaysia, respectively.

Restricted cash

Restricted cash mainly consists of the cash deposited in banks pledged for performance guarantees, or bank loans. These cash balances are not available for use until these guarantees are expired or cancelled, or the loans are repaid.

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

Revenue generated from mechanical and electrical solution contracts for the construction or renovation of buildings, rail or infrastructure facilities are also recognized over the contractual terms based on the percentage of completion method. The contracts for mechanical and electrical solution services are legally enforceable binding agreements between the Company and customers. The duration of contracts depends on the contract size and the complexity of the construction work and ranges from 6 months to 3 years excluding the warranty period. The majority of the contract duration is longer than one year.

In accordance with ASC 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts (“ASC 605-35”), recognition is based on an estimate of the income earned to date, less income recognized in earlier periods. Revisions in the estimated total costs of integrated contracts are made in the period in which the circumstances requiring the revision become known. Provisions, if any, are made in the period when anticipated losses are expected on uncompleted contracts.

The Company reviews and updates the estimated total costs of integrated solution contracts at least semi-annually. The Company accounts for revisions to contract revenue and estimated total costs of integrated solution contracts, including the impact due to approved change orders, in the period in which the facts that cause the revision become known as changes in estimates. Unapproved change orders are considered claims. Claims are recognized only when it has been awarded by customers. Excluding the impact of change orders, if the estimated total costs of integrated solution contracts, which were revised during the years ended June 30, 2012, 2013 and 2014, had been used as a basis of recognition of integrated contract revenue since the contract commencement, net income for the years ended June 30, 2012, 2013 and 2014 would have been decreased by $13,109,779, $11,252,708, and $4,435,843, respectively; basic net income per share for years ended June 30, 2012, 2013, and 2014 would have been decreased by $0.24, $0.20, and $0.08, respectively; and diluted net income per share for the years ended June 30, 2012, 2013 and 2014, would have decreased by $0.23, $0.20 and $0.08, respectively. Revisions to the estimated total costs for the years ended June 30, 2012, 2013 and 2014 were made in the ordinary course of business.

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

The Company generally recognizes 100% of the contractual revenue when the customer acceptance has been obtained, and no further major costs are estimated to be incurred, normally this is also when the warranty period commences. Revenues are presented net of taxes collected on behalf of the government.

Product sales

Revenue generated from sales of products is recognized when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

Service rendered

During the year ended June 30, 2014, the Company extended its service offerings as described below. Previously, service revenue was insignificant. The Company mainly provides two types of services:

Revenue from one-off services: the Company provides different types of one-off services, including on-site maintenance service and training services which are generally completed on site within a few working days. Revenue is recognized when the Company has completed all the respective services described in the contracts, there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured.

Revenue from services covering a period of time: the Company also separately sells extended warranties to their integrated solution customers for a fixed period. Such arrangements are negotiated separately from the corresponding integrated solution system and are usually entered into upon the expiration of the warranty period attached to the integrated solution contract. During the extended warranty period, the Company is responsible for addressing issues related to the system. Part replacement is not covered in such services. The Company recognizes revenue on a pro-rata basis over the contractual term.

Revenue from services was not presented separately in the consolidated statement of comprehensive income for the years ended 2012 and 2013 as the amounts were inconsequential.

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

Accounts receivable and costs and estimated earnings in excess of billings

Performance of the integrated contracts will often extend over long periods and the Company’s right to receive payments depends on its performance in accordance with the contractual agreements. There are different billing practices in the PRC and overseas operating subsidiaries including Concord and Bond. In the PRC, billings are rendered based on agreed milestones depending on the contracts terms with customers. In general, there are four milestones: 1) project commencement, 2) system manufacturing and delivery, 3) installation, trial-run and customer acceptance, and 4) expiration of the warranty period. The amounts to be billed when each of the specified milestones is reached are specified in the contracts. All contracts have the first milestone, but not all contracts require prepayments. Each interval of two continuous billings under an integrated contract varies depending on the duration of the contract (under certain contracts, the interval of two continuous billings is longer than one year) and the last billing to be issued for an integrated solution contract is at the end of a warranty period. For Concord and Bond, billing claims are rendered subject to the approval and certification by the customers or their designated consultants. Payments are made to Concord or Bond based on the certified billings according to the payment terms as mutually agreed between the customers and Concord or Bond. Certain amounts are retained by the customer and payable to Concord and Bond upon satisfaction of final quality inspection or at the end of the warranty period. The retained amounts for the three years ended June 30, 2012, 2013 and 2014 were $2,091,805, $6,549,418 and $9,653,052, respectively. Prepayments received are recorded as deferred revenue. The deferred revenue will be recognized as revenue under the percentage of completion method along with the progress of a contract. If no prepayment is received by the Company, revenue will be recognized through costs and estimated earnings in excess of billings.

The Company does not require collateral from its customers. Based on the prevailing collection practices in China, it is a reasonable expectation for the enterprises in the automation industry to take over one year to collect the accounts receivable in full.

The Company does not charge interest for late payments by its customers. The Company periodically reviews the status of contracts and decides how much of an allowance for doubtful accounts should be made based on factors surrounding the credit risk of customers and historical experience. The Company sets up a doubtful account for a customer based on the aging of the outstanding amount as well as the customer’s credit worthiness.

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

Residual values are considered nil.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. The Company’s goodwill outstanding at June 30, 2014 was related to the acquisition of Concord and Bond (see note 3). In accordance with ASC 350, Intangibles, Goodwill and Other (“ASC 350”), goodwill is not amortized, but rather is tested for impairment at least annually or more frequently if there are indicators of impairment present.

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

There was no impairment loss for the periods presented.

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

VAT refunds and government subsidies

Pursuant to the laws and regulations of the PRC, the Company remits 17% of its sales as valued added tax (“VAT”), and then is entitled to a refund of the portion that the Company’s actual VAT burden exceeding 3% levied on all sales containing internally developed software products. VAT refunds are recognized in the statements of comprehensive income when cash refunds or the necessary approval from the tax authority has been received. Certain subsidiaries of the Company located in the PRC receive government subsidies from local PRC government agencies. Government subsidies are recognized in the statement of comprehensive income when the attached conditions have been met. Government grants received for the years ended June 30, 2012, 2013 and 2014 amounted to $5,408,210, $11,322,147 and $5,791,961 respectively, of which $3,294,511, $4,877,720 and $5,103,218 were included as a credit to operating expenses in the statements of comprehensive income for the years ended June 30, 2012, 2013 and 2014, respectively.

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

Segment reporting

In accordance with ASC 280, Segment reporting (“ASC 280”), segment reporting is determined based on how the Company’s chief operating decision makers review operating results to make decisions about allocating resources and assessing performance of the Company. According to management’s approach, the Company organizes its internal financial reporting structure based on its main product and service offerings. The Company operates in three principal business segments in the financial reporting structure and their management report, namely industrial automation, rail transportation and mechanical and electrical solutions. The Company does not allocate any assets to the three segments as management does not use the information to measure the performance of the reportable segments.

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

Investments in cost and equity investees

The Company accounts for its equity investments under either the cost method or the equity method considering if the Company has the right and is able to exercise significant influence over the investees. Under the cost method, investments are initially carried at cost. The Company recognizes an impairment charge, equal to the difference between the cost basis and the fair value of the investment, when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. A variety of factors are considered when determining if a decline in fair value below carrying value is other than temporary, including, among others, the financial condition and prospects of the investee.

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

Under the equity method, original investments are recorded at cost and adjusted by the Company’s share of undistributed earnings or losses of these entities, by the amortization of any basis difference between the amount of the Company's investment and its share of the net assets of the investee, and by dividend distributions or subsequent investments. Unrealized inter-company profits and losses with equity investees are eliminated. An impairment charge, being the difference between the carrying amount and the fair value of the equity investee, is recognized in the consolidated statements of comprehensive income when the decline in value is considered other than temporary.

The impairment loss on investment in cost investees for the years ended June 30, 2012, 2013 and 2014 were nil, nil and $325,373 respectively. There was no impairment loss on investments in equity investees for the years ended June 30, 2012, 2013 and 2014, respectively.

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

Income per share

Income per share is computed in accordance with ASC 260, Earnings Per Share (“ASC 260”). Basic income per ordinary share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

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

Accounting for Lessor

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

Concentration of risks

Concentration of credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, time deposits with original maturities over three months, restricted cash, accounts receivable, other receivables and amounts due from related parties. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet date. As of June 30, 2014, substantially all of the Company’s cash and cash equivalents and time deposits with original maturities exceeding three months were managed by financial institutions located in the PRC, Singapore, Malaysia and Dubai, which management believes are of high credit quality. Accounts receivable, other receivables and amounts due from related parties are typically unsecured and the risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

The Company has no customer that individually comprised 10% or more of the outstanding balance of accounts receivable as of June 30, 2013 and 2014.

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

Concentration of foreign currency exchange rate risk

The Company’s exposure to foreign currency exchange rate risk primarily relates to monetary assets or liabilities held in foreign currencies. Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to USD, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. The exchange rate floating bands will remain the same as previously announced in the inter-bank foreign exchange market. The depreciation of the US dollars against RMB was approximately 2.22%, 2.31% and 0.42% for the years ended June 30, 2012, 2013 and 2014 respectively. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position, and the value of its shares in US dollars. An appreciation of RMB against the US dollar would result in foreign currency translation losses when translating the net assets of the Company from RMB into US dollar.

For the years ended June 30, 2012, 2013 and 2014, the net foreign currency translation gains resulting from the translation of RMB and SGD functional currencies to the U.S. dollar reporting currency recorded in other comprehensive income was $5,910,090, $4,193,473 and $2,146,051 respectively.

Recent accounting pronouncements

In April 2014, the FASB issued ASU No. 2014-08, Reporting Discontinued Operations (“ASU 2014-08”), which affects an entity that has either of the following: (1) A component of an entity that either is disposed of or meets the criteria to be classified as held for sale; and (2) A business or nonprofit activity that, on acquisition, meets the criteria to be classified as held for sale. The amendments in this Update change the requirements for reporting discontinued operations in ASC 205, Presentation of Financial Statements (“ASC 205”). A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. The update is effective beginning after December 15, 2014. Early adoption is permitted. The Company will adopt ASU 2014-08 on July 1, 2014 and does not expect the adoption of this standard to have a material effect on its consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09 Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (for example, insurance contracts or lease contracts). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (1) Identify the contract(s) with a customer; (2) Identify the performance obligations in the contract; (3) Determine the transaction price; (4) Allocate the transaction price to the performance obligations in the contract; (5) Recognize revenue when (or as) the entity satisfies a performance obligation. For a public entity, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The Company is currently evaluating the impact of the adoption of this standard.

NOTE 3 -	BUSINESS COMBINATIONS

Acquisition of Bond

On April 1, 2013, the Company acquired 100% equity interest of the Bond Group, a Singapore headquartered mechanical and electrical solutions service contractor of residential, commercial or industrial building construction and renovation projects in Malaysia and Singapore. The nominal purchase price was $73,000,000, combined of cash and ordinary shares, with a total fair value of approximately $73,804,695 as of the acquisition date, which consisted of:

1)	Cash consideration of $36,500,000, of which $16,390,000 was paid in April 2013, $5,510,000 was paid in September 2013, and $14,600,000 was paid in September 2014; the cash consideration installments due in September 2013 and September 2014 had present values of $5,383,270 and $13,286,000, respectively as of the acquisition date;

2)	Share consideration consisting of 1,407,907 ordinary shares with a market value of $16,908,964 on April 1, 2013, which were issued and transferred by the Company on May 30, 2013;

3)	Incentive shares issuable to the selling shareholders (“Incentive Shares for Bond”) in two equal installments with fair values of $10,940,893 and $10,895,568, respectively. Issuance of Incentive Shares for Bond is subject to Bond achieving pre-determined net income performance targets. The Incentive Shares for Bond, if earned, are to be issued within 30 days after the filing of the Company’s annual report on Form 20-F for the fiscal years 2014 and 2015, respectively. The net income performance targets for the Incentive Shares for Bond are as follows:

	First installment	Second installment
Basis of performance target	Net income for the year ending December 31, 2013	Net income for the year ending December 31, 2014
Target net income	$8,806,044	$10,567,252
Nominal value of shares	$10,950,000	$10,950,000
Referencing share price to achieve the nominal value of shares	Average closing price of the Company’s shares during the trading days from October 1 to December 31, 2013	Average closing price of the Company’s shares during the trading days from October 1 to December 31, 2014

4)	Premium shares issuable to the selling shareholders (“Premium Shares for Bond”) are capped at 15% of the total Incentive Shares for Bond, or $3.3 million, which are subject to Bond achieving a pre-determined compound annual growth rate (“CAGR”) performance target of more than 20% for the two-year period from January 1, 2013 to December 31, 2014. The Premium Shares for Bond, if earned, are to be delivered within 30 days after the filing of the Company’s annual report on Form 20-F for the fiscal year 2015. The CAGR performance targets for the Premium Shares for Bond for the two-year period are as follows:

CAGR performance target	Premium shares issuable

21%	3% of Incentive Shares for Bond
22%	6% of Incentive Shares for Bond
23%	9% of Incentive Shares for Bond
24%	12% of Incentive Shares for Bond
25% and above	15% of Incentive Shares for Bond

As the Incentive Shares for Bond and Premium Shares for Bond are not subject to any service condition of the selling shareholders, they were determined to be within the scope of ASC 820 (note 16). In accordance with ASC 815, “Derivatives and Hedging.”(“ASC 815”), the Incentive Shares for Bond and the Premium shares for Bond are not considered fixed-for-fixed and therefore, are classified as liabilities as at June 30, 2013 and 2014. Until the contingency is resolved, the change in fair value of the Incentive Shares for Bond and Premium Shares for Bond are recognized in earnings. As of acquisition date, the fair value of the contingent consideration ranges from $21,836,461 to $25,111,930, depending on whether the 20% - 25% CAGR performance targets disclosed above are achievable.

The acquisition date fair value of the considerations as at the acquisition date is summarized in the below table:

Considerations	Fair value as at April 1, 2013

1) Cash consideration (i)	$35,059,270
2) Ordinary shares	16,908,964
3) Incentive Shares for Bond (ii)	21,836,461
4) Premium Shares for Bond (iii)	-

Total consideration	$73,804,695

(i) The cash installments due in September 2013 and September 2014 had present values of $5,435,451 and $13,542,450, and were recorded as current portion of acquisition-related consideration liabilities, and non-current portion of the acquisition-related consideration liabilities, respectively, as at June 30, 2013. The cash consideration installment due in September 2014 had a present value of $14,398,889, and was recorded as current portion of the acquisition-related consideration liabilities, as at June 30, 2014.

(ii) The fair value of the Incentive Shares for Bond was $22,691,010 as at June 30, 2013, and was recorded as non-current portion of acquisition-related consideration liabilities. The first and second installments of the Incentive Shares for Bond had fair values of $15,886,590 and $10,791,372 respectively as at June 30, 2014, which was recorded as current portion of acquisition-related consideration liabilities, and non-current portion of the acquisition-related consideration liabilities, respectively, as at June 30, 2014. For the first installment of the Incentive Shares for Bond, the performance target was achieved and 648,697 shares were issuable as of June 30, 2014.

(iii) The probability of achieving the growth rate performance target set for Premium Shares for Bond was assessed to be not more than likely as at June 30, 2013. Based on the reassessment of Bond’s performance as at June 30, 2014, the probability of achieving the growth rate performance target of 25% CAGR was assessed to be more than likely. The correspondent premium shares for Bond’s achieving 25% CAGR is 15% of Incentive Shares for Bond, or 163,401 shares. The fair value of the premium incentive shares was $4,001,690 at June 30, 2014, and was recorded as non-current portion of acquisition-related consideration liabilities. The change in assessment of growth rate performance in 2014 resulted in higher fair value of Premium Shares for Bond to be paid to the selling shareholders, which caused reduction of net income, basic earnings per share, and diluted earnings per share by $4,001,690, $0.07 and $0.07, respectively.

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

The identified intangible assets include acquired customer relationship of $2,900,056, with an estimated useful life of 57 months, and acquired order backlog of $11,459,290, with an estimated useful life of 21 to 33 months. Intangible assets were valued using the multi-period excess earnings method.

The goodwill, which is not tax deductible, is primarily attributable to synergies expected to be achieved from the acquisition, and was assigned to the mechanical and electrical solutions segment.

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

Acquisition of Concord

On July 1, 2011, the Company acquired 100% equity interest of Concord, a Singapore headquartered electrification related system and service provider to rail and industrial companies in Southeast Asia and the Middle East. The consideration was a combination of cash and ordinary shares, with a total value of approximately $42,910,784, which consisted of:

1)	Cash of SGD 41,500,000 (approximately $33,789,285), which was paid in two equal installments of SGD20,750,000 each in May 2011 and July 2011, respectively;

2)	1,006,788 ordinary shares of the Company, with an acquisition date fair value of approximately $9,121,499 issued on September 2, 2011.

The Company also granted an aggregate of 1,510,181 incentive shares (“Incentive Shares for Concord”) to the two selling shareholders of Concord which were subject to service conditions and Concord achieving pre-determined net income performance targets. As the Incentive Shares for Concord are subject to service conditions, they were determined to be within the scope of ASC 718 (see note 18).

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition on July 1, 2011.

July 1, 2011
Cash and cash equivalents	$11,597,787
Accounts receivable	8,325,504
Other receivables	486,028
Advances to suppliers	485,583
Inventories	536,125
Prepaid expenses	48,098
Property, plant and equipment	4,009,933
Intangible assets	1,957,253
Total identifiable assets acquired	27,446,311
Accounts payable	4,379,465
Deferred revenue	696,452
Accrued payroll and related expenses	329,946
Income tax payable	2,284,070
Accrued liabilities	3,236,106
Deferred tax liabilities	553,432
Long-term bank loans	644,939
Total liabilities assumed	12,124,410
Net identifiable assets acquired	15,321,901
Goodwill	27,588,883
Net assets acquired	$42,910,784

The fair value of accounts receivable acquired was $8,325,504, the same as the gross contractual accounts receivable acquired.

The identified intangible assets include acquired customer relationship of $529,162, with an estimated useful life of 5 years, and acquired order backlogs of $1,428,091, with an estimated useful life of 2 years. Intangible assets were valued using the multi-period excess earnings method.

The goodwill, which is not tax deductible, is primarily attributable to synergies expected to be achieved from the acquisition, and was assigned to the mechanical and electrical solutions segment.

The Company recognized $351,836 of acquisition-related cost in general and administrative expenses in the statement of comprehensive income for the year ended June 30, 2012.

For the year ended June 30, 2012, Concord contributed approximately $24,237,402 to the Company’s total net revenues, and approximately $1,936,780 to the Company’s net income.

NOTE 4 -	INVENTORIES

Components of inventories are as follows:

	June 30,
	2013	2014

Raw materials	$5,621,541	$8,045,675
Work in progress	14,338,216	12,187,230
Finished goods	14,125,203	14,792,936
Low value consumables	19,097	27,402

	$34,104,057	$35,053,243

NOTE 5 -	ACCOUNTS RECEIVABLE

	June 30,
	2013	2014

Accounts receivable	$196,701,304	$284,575,906
Allowance for doubtful accounts	(20,102,808)	(25,690,771)

	$176,598,496	$258,885,135

The movements in allowance for doubtful accounts are as follows:

	June 30,
	2012	2013	2014

Balance at beginning of year	$10,691,810	$14,287,361	$20,102,808
Additions	3,744,986	5,944,536	7,604,157
Written off	(408,848)	(556,024)	(2,103,547)
Exchange difference	259,413	426,935	87,353

Balance at end of year	$14,287,361	$20,102,808	$25,690,771

NOTE 6 -	COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS

	June, 30
	2013	2014

Contracts costs incurred plus estimated earnings	$754,514,008	$890,760,608
Less: Progress billings	(608,399,150)	(705,233,024)
Cost and estimated earnings in excess of billings	146,114,858	185,527,584

Less: Allowance for doubtful accounts	(2,361,880)	(5,839,403)

	$143,752,978	$179,688,181

As of June 30, 2013 and 2014, balances of $16,548,951 and $16,442,345 respectively, were related to contracts which have been completed but were still within the warranty period, of which, $694,786 and $989,360, respectively, was expected to be collected after one year.

The movements in allowance for doubtful accounts are as follows:

	June, 30
	2012	2013	2014

Balance at beginning of year	$1,232,813	$1,890,108	$2,361,880
Additions	598,994	420,120	3,470,966
Exchange difference	58,301	51,652	6,557

Balance at the end of the year	$1,890,108	$2,361,880	$5,839,403

NOTE 7 -	PROPERTY, PLANT AND EQUIPMENT

A summary of property, plant and equipment is as follows:

	June 30,
	2013	2014

Buildings	$57,745,469	$76,779,119
Machinery	5,364,308	6,375,372
Software	3,143,292	3,717,526
Vehicles	3,240,058	4,122,134
Electronic and other equipment	18,630,226	20,681,622
Construction in progress	16,598,819	1,996,568
	104,722,172	113,672,341

Less: Accumulated depreciation	(25,225,857)	(31,327,516)

	$79,496,315	$82,344,825

Total property, plant and equipment with carrying values of $1,125,846 and $3,880,946 were pledged to secure short-term bank loans (note 14) as of June 30, 2013 and 2014, respectively.

Buildings and vehicles with a total carrying value of $39,651,261 and $35,113,985 were pledged to secure long-term bank loans as of June 30, 2013 and 2014, respectively (note 15).

Construction in progress consists of 1) capital expenditures and capitalized interest charges relating to the construction of facilities and assembly lines projects, 2) expenditures related to the newly purchased SAP system in 2014. The related implementation of SAP system was still in process as at June 30, 2014. Interest of $102,577, $418,715 and $793,343 during the period of construction for the years ended June 30, 2012, 2013 and 2014, respectively, have been capitalized.

The depreciation expenses for the years ended June 30, 2012, 2013 and 2014 were $6,054,199, $6,223,644 and $7,050,577, respectively.

Assets leased to others under operating leases

The Company has entered into an operating lease contract with a third party with respect to certain buildings with the carrying amount as shown below:

	June 30,
	2013	2014

Buildings at cost	$10,846,090	$10,891,746
Less: accumulated depreciation	(3,193,260)	(3,547,372)
Buildings, net	7,652,830	7,344,374

At June 30, 2014, scheduled minimum rental payments to be received for buildings leased to others were:

Year ending June 30,
2015	$1,490,150
2016	1,534,855
2017	1,580,900
2018	1,628,327
2019 and onwards	9,223,624

$15,457,856

NOTE 8 -	PREPAID LAND LEASES

A summary of prepaid land leases is as follows:

	June 30,
	2013	2014

Prepaid land leases	$13,768,644	$13,844,389
Less: accumulated amortization	(1,138,980)	(1,447,765)

	$12,629,664	$12,396,624

The amortization for the years ended June 30, 2012, 2013 and 2014 were $171,204, $157,504 and $244,948, respectively.

Of the total prepaid land leases, $2,118,147 and nil as of June 30, 2013 and 2014 respectively, are pledged to secure the short-term bank loans (note 14); $10,803,737 and $6,517,385 as of June 30, 2013 and 2014, respectively, are pledged to secure the long-term bank loans (note 15).

The annual amortization of prepaid land leases for each of the five succeeding years as follows:

Year ending June 30,
2015	$289,917
2016	289,917
2017	289,917
2018	289,917
2019	289,917

$1,449,585

NOTE 9 -	ASSETS HELD FOR SALE

The assets held for sale were $2,876,054 and $2,847,008 as at June 30, 2013 and 2014, respectively. The assets held for sale represented residential apartments located in Malaysia acquired through the acquisition of Bond. The Company entered into several agreements to dispose eight apartments held for sale amounting to $400,466 The Company was in the process of transferring the titles of these properties as of June 30, 2014 and expects the transactions to be consummated within the next twelve months. The Company has engaged another real estate agent to market the remaining apartments for sale.

NOTE 10 -	ACQUIRED INTANGIBLE ASSETS, NET

	June 30,
	2013			2014
	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value

Customer relationships	$3,359,877	(355,274)	3,004,603	$3,403,455	(1,070,921)	2,332,534
Order backlog	12,632,770	(3,819,777)	8,812,993	12,796,622	(8,619,585)	4,177,037

	$15,992,647	(4,175,051)	11,817,596	$16,200,077	(9,690,506)	6,509,571

The customer relationship and order backlog were related to Concord and Bond, which were acquired on July 1, 2011 and April 1, 2013, respectively. The amortization for the years ended June 30, 2012, 2013 and 2014 were $1,362,282, $2,847,773 and $5,412,766, respectively. The weighted-average remaining amortization periods for customer relationships, order backlog and total intangible assets are 2.24, 1.00 and 1.44 years as of June 30, 2014.

The annual amortization expense relating to the existing intangible assets for each of five succeeding years is as follows:

Year ending June 30,
2015	$4,880,305
2016	703,268
2017	599,198
2018	326,800

$6,509,571

NOTE 11 -	GOODWILL

The changes in the carrying amount of goodwill are as follows:

	June 30,
	2013	2014

Balance at beginning of year	$27,588,883	$65,787,020
Goodwill acquired (note 3)	39,751,123	-
Translation adjustments	(1,552,986)	853,283

	$65,787,020	$66,640,303

As of June 30, 2014, the fair value of Concord is estimated to be $47,594,075, which represents a $3,984,788 or 9.1% headroom compared to the carrying amount of $43,609,287. There are several key assumptions adopted in the fair value evaluation process including the weighted average cost of capital (“WACC”) rate and long-term growth (“LTG”) rate. If the LTG rate adopted increased or decreased by 1.0%, the fair value of Concord would increase or decrease by $1,759,808 and $1,523,619, respectively. If the WACC rate adopted increased or decreased by 1.0%, the fair value of Concord would decrease or increase by $5,967,174 and $3,688,551, respectively.

NOTE 12 -	INVESTMENTS IN EQUITY AND COST INVESTEES

The following long-term investments were accounted for under either the equity method or the cost method as indicated:

June 30, 2014	Interest held	Long-term investment, at cost, less impairment	Share of undistributed profits	Advance to investee company	Total

Equity method
China Techenergy Co., Ltd.	40.00%	$9,751,658	(2,570,575)	47,913	7,228,996
Beijing Hollysys Electric Motor Co., Ltd.	40.00%	860,770	3,144,435	-	4,005,205
Beijing IPE Biotechnology Co., Ltd.	23.39%	1,602,905	1,926,062	-	3,528,967
New Huake Electronic Technology Co., Ltd.	37.50%	243,791	(243,791)	-	-
Beijing Hollysys Machine Automation Co., Ltd.	30.00%	487,583	(441,182)	-	46,401
Southcon Development Sdn. Bhd.	30.00%	280,227	(27,742)	-	252,485
		$13,226,934	1,787,207	47,913	15,062,054

Cost method
Shenhua Hollysys Information Technology Co., Ltd.	20.00%	$2,576,955	-	-	2,576,955
Heilongjiang Ruixing Technology Co., Ltd.	8.31%	1,761,386	-	-	1,761,386
Zhongjijing Investment Consulting Co., Ltd.	5.00%	-	-	-	-
Zhejiang Sanxing Technology Co., Ltd.	6.00%	97,517	-	-	97,517
		$4,435,858	-	-	4,435,858

June 30, 2013	Interest held	Long-term investment, at cost, less impairment	Share of undistributed profits	Advance to investee company	Total

Equity method
China Techenergy Co., Ltd.	40.00%	$5,826,468	2,917,828	47,713	8,792,009
Beijing Hollysys Electric Motor Co., Ltd.	40.00%	857,161	2,863,374	-	3,720,535
Beijing IPE Biotechnology Co., Ltd.	23.39%	1,596,186	1,666,155	-	3,262,341
New Huake Electronic Technology Co., Ltd.	37.50%	242,770	(242,770)	-	-
Beijing Hollysys Machine Automation Co., Ltd.	30.00%	485,539	(450,675)	-	34,864
Southcon Development Sdn. Bhd.	30.00%	283,117	(29,135)	-	253,982
		$9,291,241	6,724,777	47,713	16,063,731

Cost method
Shenhua Hollysys Information Technology Co., Ltd.	20.00%	$1,541,005	-	-	1,541,005
Heilongjiang Ruixing Technology Co., Ltd.	8.31%	1,754,003	-	-	1,754,003
Zhongjijing Investment Consulting Co., Ltd.	5.00%	323,693	-	-	323,693
Zhejiang Sanxin Technology Co., Ltd.	6.00%	97,107	-	-	97,107
		$3,715,808	-	-	3,715,808

In August 2011, the Company entered into an agreement to dispose all of its 20% interest in Hollysys Equipment Technology Co., Ltd., for cash consideration of RMB280,700 (equivalent to $44,381), and a loss of $3,039 was recognized in gain on disposal of long term investments in the consolidated statements of comprehensive income for the year ended June 30, 2012.

In November 2011, the Company entered into an agreement to dispose of 10% of its existing 50% equity interest in China Techenergy Co., Ltd. (“China Techenergy”) to the other equity interest owner, for cash consideration of RMB27,800,000 (equivalent to $4,395,326), and a gain of $2,047,016 was recognized in gain on disposal of long term investment in the consolidated statements of comprehensive income for the year ended June 30, 2012. Upon the disposal, the Company held a 40% equity interest of China Techenergy.

In February 2012, Beijing Hollysys Machine Automation Co., Ltd. (“Hollysys Machine”) was established with a registered capital of RMB10,000,000 (equivalent to $1,588,310), of which RMB3,000,000 (equivalent to $476,493) was injected by the Company. The Company held a 30% interest in Hollysys Machine, and accounted for it under the equity method. Hollysys Machine mainly engages in sales of programmable logic controller products.

In April 2013, the Company acquired a 30% equity interest of Southcon Development Sdn. Bhd., as a result of the acquisition of Bond.

For the year ended June 30, 2013, the Company recorded dividend income of $833,567 from Heilongjiang Ruixing Technology Co., Ltd., an investee which is accounted for by the Company under the cost method, out of which $195,816 was received during the year ended June 30, 2014.

For the year ended June 30, 2014, the Company received dividend of $2,407,757 from China Techenergy Co., Ltd, an investee which is accounted for by the Company under the equity method.

In December 2013, the Company made an additional cash injection of RMB 24,000,000 (equivalent to $3,900,663) into China Techenergy which increased the investment cost in China Techenergy to RMB 60,000,000 (equivalent to $9,751,658). The other investor has also made additional cash injection that corresponds with their portion of the investment in China Techenergy, therefore the Company’s percentage of interest in China Techenergy remains the same at 40% and the Company continues to use equity method to account for the investment.

For the year ended June 30, 2014, the Company recognized an impairment loss of RMB2,000,000 (equivalent to $325,373) against the investment in Zhongjijing Investment Consulting Co., Ltd (“Zhongjijing”). As a result, the balance of investment in Zhongjijing was reduced to nil as of June 30, 2014. Zhongjijing has ceased operations and the Company expected that the recoverable amount of the investment in Zhongjijing to be nil.

The Company holds a 20% equity interest of Shenhua Hollysys Information Technology Co. Ltd. (“Shenhua Information”), but uses the cost method to account for the investment because:

1) Only one out of the five board representatives is elected by the Company and the remaining 80% equity interest is held by a large state-owned company which, in the view of the management, operates Shenhua Information without regards to the views of the Company;

2) Key management of Shenhua Information including the chief executive officer, chief financial officer, chief operating officer and head of accounting are all appointed by the other shareholder.

3) Based on the articles of association of Shenhua Information, there are no matters that require unanimous approval of all shareholders and there are no participating rights for noncontrolling shareholders.

NOTE 13 -	WARRANTY LIABILITIES

	June 30,
	2013	2014

Beginning balance	$3,575,920	$3,960,641
Expense accrued	1,502,131	7,433,104
Expense incurred	(1,206,893)	(3,790,594)
Exchange difference	89,483	13,180

	$3,960,641	$7,616,331

Less: current portion of warranty liabilities	(1,865,784)	(4,013,521)
Long-term warranty liabilities	$2,094,857	$3,602,810

NOTE 14 -	SHORT-TERM BANK LOANS

On June 30, 2013, the Company’s short-term bank borrowings consisted of revolving bank loans of $8,329,263 from several banks, which were subject to annual interest rates ranging from 2.84% to 5.97%, with a weighted average interest rate of 4.07%, of which $4,645,907 was collateralized by a pledge of guarantee amounting to $4,855,390 with restricted cash of the same amount deposited in the bank. The remaining borrowings are secured by the pledge of guarantee amounting to $1,334,025 with restricted cash, building and prepaid land leases with carrying values of $1,125,846 and $2,118,147 as of June 30, 2013, respectively.

On June 30, 2014, the Company’s short-term bank borrowings consisted of revolving bank loans of $4,493,846 from several banks, which were subject to annual interest rates ranging from 0.24% to 1.32%, with a weighted average interest rate of 1.11%. The short-term loan are secured by the pledge of guarantee amounting to $5,384,628 with restricted cash and buildings with carrying values of $1,503,683 and $3,880,946 as of June 30, 2014, respectively.

For the years ended June 30, 2012, 2013, and 2014, interest expenses on short-term bank loans amounted to $557,333, $391,785 and $5,057 respectively.

As of June 30, 2013, the Company had available lines of credit from various banks in the PRC and Malaysia amounting to $173,032,443, of which $21,325,707 was utilized and $151,706,736 is available for use. These line of credit were secured by a pledge restricted cashes and buildings amounting to $7,003,594.

As of June 30, 2014, the Company had available lines of credit from various banks in the PRC and Malaysia amounting to $173,669,721, of which $34,337,337 was utilized and $139,332,384 is available for use. These line of credit were secured by a pledge restricted cashes and buildings amounting to $7,940,641.

NOTE 15 -	LONG-TERM BANK LOANS

		June 30,
		2013	2014
RMB-denominated loan	(i)	$25,086,183	$17,065,401
USD-denominated loan	(ii)	-	4,663,143
SGD denominated loan	(iii)	562,646	53,802
MYR-denominated loan	(iiii)	2,126,984	1,713,179
		27,775,813	23,495,525
Less: current portion		(8,671,080)	(8,517,268)
		$19,104,733	$14,978,257

i.	The RMB denominated loan is repayable in five installments with the last installment due on March 29, 2016. It carries an annual interest rate of 5.94% subject to yearly adjustments by reference to the benchmark rate over the same period announced by the People’s Bank of China with nil premiums. The loan is secured by a pledge of the headquarters facility in Beijing, comprising a prepaid land lease and buildings with an aggregate carrying value of $40,399,057 and $37,985,788 as of June 30, 2013 and 2014, respectively.

ii.	The USD denominated loan is repayable in one installment by July 31, 2015. It carries an annual interest rate of 3.03%. The loan is secured by restricted cash amounting to $5,103,368 as of June 30, 2014.

iii.	The SGD denominated loans are repayable in eleven to 19 installments with the last installment due on January 16, 2016. For the year ended June 30, 2014, the effective interest rates ranged from 4.33% to 4.35% per annum. The borrowing is secured by a mortgage of BMSG’s building, vehicles, and prepaid land leases in Singapore, with a total carrying value of $5,305,234 as of June 30, 2013 and secured by vehicles with a total carrying value of $180,755 as of June 30 2014.

iv.	The MYR denominated loans are repayable in two to 104 installments with the last installment due on February 28, 2023. For the year ended June 30, 2014, the effective interest rates ranged from 4.17% to 8.6% per annum. The borrowings are secured by the mortgages of buildings, vehicles, and prepaid land leases in Malaysia, with a total carrying value of $4,750,707 and $3,464,826 as of June 30, 2013 and 2014, respectively.

Scheduled principal payments for all outstanding long-term borrowings as of June 30, 2014 are as follows:

Year ending June 30,
2015	$8,517,268
2016	14,148,589
2017	376,085
2018	361,788
2019	32,818
2020 and onwards	58,977
$23,495,525

For the years ended June 30, 2012, 2013, and 2014, interest of $2,642,998, $2,196,597 and $2,791,654 was incurred, of which $2,540,421, $1,777,882 and $1,998,311 was charged to interest expenses, and $102,577, $418,715 and $793,343 was capitalized as construction in progress, respectively.

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

For the year ended June 30, 2014, the Company recognized an impairment loss of RMB2,000,000 (equivalent to $325,373) against the investment in Zhongjijing. As a result, the balance of investment in Zhongjijing was reduced to nil as of June 30, 2014. Zhongjijing has ceased and the Company expected that the recoverable amount of the investment in Zhongjijing to be nil.

Liabilities measured or disclosed at fair value as of June 30, 2013, and 2014 are stated below:

	June 30, 2013
	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Liabilities:

Acquisition-related consideration(i)	$-	$-	$22,691,011	$22,691,011

	June 30, 2014
	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Liabilities:

Acquisition-related consideration(i)	$-	$-	$30,679,651	$30,679,651

(i)	Acquisition-related consideration represents the fair value of Incentive Shares for Bond (note 3). The fair value of the contingent consideration in connection with the acquisition was estimated using probability-weighted discounted cash flow models. Key assumptions include discount rate, a percent weighted-probability of Bond achieving net income performance targets and a percent weighted-probability of Bond achieving CAGR performance targets. The significant unobservable inputs used in the fair value measurement of the acquisition-related consideration include the average future share price from October 1 to December 31, 2014, probability weighting of forecasted future net income performance and forecasted future CAGR performance of Bond, which are based on assumptions developed by management. The forecasted achievement of CAGR of Bond net income is 25%. The average future share price from October 1 to December 31, 2014 is estimated using Monte Carlo model stimulation. Significant changes in forecasted net income and forecasted CAGR of Bond and the average future share price from October 1 to December 31, 2014 would result in a significantly higher or lower fair value measurement. As of June 30, 2013 and June 30, 2014, the fair value of the acquisition-related consideration in connection with Bond totaled $22,691,010 and $30,679,651, respectively. The changes in fair value of acquisition-related consideration in connection with the Bond acquisition is shown in the following table:

Fair value measurements as of June 30, 2014 using significant unobservable inputs
(Level 3)
Contingent consideration in connection with Bond acquisition

Initial recognition as at acquisition date of April 1, 2013	$21,836,462
Change in fair-value (included within other expenses, net)	854,549
Balance as at June 30, 2013	$22,691,011
Change in fair-value (included within other expenses, net)	7,988,640
Balance as at June 30, 2014	$30,679,651

NOTE 17 -	STOCKHOLDERS’ EQUITY

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

Share options

The Company granted 696,000 share options in 2008 and 2009 under the Plan. All the share options had been vested and exercised by June 30, 2013, and there was no share option activity for the year ended June 30, 2014.

The total intrinsic value of share options exercised during the years ended June 30, 2012, 2013 and 2014 was $1,860,782, $663,330 and nil, respectively. The fair value of share options vested during the years ended June 30, 2012, 2013 and 2014 was $2,496,360, nil and nil, respectively. No share options were exercised during the year ended June 30, 2014.

The Company recorded share-based compensation expense relating to share options of $202,125, nil and nil which is included in general and administrative expenses, for the years ended June 30, 2012, 2013 and 2014, respectively. As of June 30, 2014, there was no unrecognized share-based compensation expense to be recognized for the above share options.

Performance options

On February 20, 2012, performance share options to purchase 1,476,000 ordinary shares were granted to certain employees of the Company under the terms of the Plan. They were granted with an exercise price of $9.29 per share, had an expiry period of five years from the date of grant, and would vest subject to the service and performance conditions shown below:

•	For 60,000 options, if the Company’s Price/Earnings Ratio (“P/E”) achieves certain levels and the related investor relations performance targets are achieved during the 36 months after the grant date, 30,000 share options or 60,000 share options will vest depending on related manager’s performance; The 60,000 options will cliff vest on the 36 month anniversary of the grant date, and will remain exercisable from the vesting date until the 60 month anniversary of the grant date. For the years ended June 30, 2012 and 2013, the Company estimated that it was not probable that the performance conditions of this award can be met and thus the related grant was not expected to vest. However, based on the Company’s performance for the year ended June 30, 2014, the Company now estimates that it is probable that the performance conditions of this award can be met and all the 60,000 options are expected to vest. As a result, share-based compensation expenses of $205,560 were recorded in the year ended June 30, 2014.

•	For 1,416,000 options, if the compound average growth rate of the Company’s Non-GAAP diluted earnings per share as defined in the Plan from the year ended June 30, 2011 to the year ended June 30, 2014 (the “EPS Threshold”) equals or exceeds 15%, but less than 20%, 944,000 options will vest; if the EPS Threshold equals or exceeds 20%, but is less than 25%, an additional 236,000 options will vest; if the EPS Threshold equals or exceeds 25%, an additional 236,000 options will vest. Of the total 1,416,000 options, 283,200, 283,200 and 849,600 options will vest on the 24 month, 36 month, and 48 month anniversary of the grant date, respectively. The vesting schedule for such performance share options is as below:

EPS Threshold	Number of vested options	Months after the grant date
		24 months	36 months	48 months
Over 15% but below 20%	944,000	283,200	283,200	377,600
Equal or over 20% but below 25%	Additional 236,000	-	-	236,000
25% or above	Additional 236,000	-	-	236,000

	Total	283,200	283,200	849,600

The options will remain exercisable from the vesting date until the 60 month anniversary of the grant date. For the years ended June 30, 2012 and 2013, the Company estimated that the additional 472,000 options (related to the EPS threshold at or above 20%) were not expected to vest. However, given the Company’s performance  achieved in the year ended June 30, 2014, the performance target was met and all of the 1,416,000 options will vest. As a result, share-based compensation expenses of $1,221,705 were recorded in the year ended June 30, 2014. The additional share-based compensation expenses due to the change in the Company’s performance estimates resulted in reductions of net income, basic earnings per share, and diluted earnings per share by $1,221,705, $0.02 and $0.02, respectively.

A summary of the performance share option activity under the Plan for the year ended June 30, 2014 is as follows:

Performance options	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value

Outstanding at June 30, 2013	1,476,000	$9.29	3.64	$4,605,120

Outstanding at June 30, 2014	1,476,000	$9.29	2.64	$22,435,200

Vested and expected to vest at June 30, 2014	1,476,000	$9.29	2.64	$22,435,200

Exercisable at June 30, 2014	283,200	$9.29	2.64	$4,304,640

The weighted average grant-date fair value of the performance options were $4.39, nil, and nil for the years ended June 30, 2012, 2013, and 2014, respectively. The fair value of the performance options vested during the years ended June 30, 2012, 2013 and 2014 was nil, nil and 1,243,248, respectively. No performance options were granted or exercised in the year ended June 30, 2014. Total fair value of shares vested during the year is $5,479,920.

The Company recorded share-based compensation expense relating to performance share options of $654,318, $1,316,572 and $2,653,905 which is included in general and administrative expenses, for the years ended June 30, 2012, 2013 and 2014, respectively. As of June 30, 2014, total unrecognized share-based compensation expense of $1,853,044 related to performance share options is expected to be recognized over a weighted average vesting period of 1.6 years.

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

Weighted average risk-free rate of return for periods within the contractual life of the option is based on the U.S. treasury  yield curve in effect at the time of grant. Expected option life is estimated based on historical options exercise pattern in accordance with ASC 718. Expected volatility is estimated based on historical volatility of the Company’s stock. Dividend yield is estimated by the Company at zero for the expected option life.

Restricted shares

During the year ended June 30, 2011, the Company granted 67,500 restricted ordinary shares to certain directors under the Plan, of which 15,000 shares were granted on January 1, 2011, 22,500 shares were granted on February 1, 2011, and the remaining 30,000 were granted on June 2, 2011. These restricted shares vest quarterly over a three year period starting from the grant date. Fair value of the restricted shares was determined with reference to the market closing price at grant date.

During the year ended June 30, 2014, the Company granted 52,500 restricted ordinary shares to certain directors under the Plan. All shares were granted on June 23, 2014. These restricted shares vest quarterly over a three year period starting from the directors’ respective service inception date. Fair value of the restricted shares was determined with reference to the market closing price at grant date.

A summary of the restricted share activity for the year ended June 30, 2014 is as follows:

	Number of restricted shares	Weighted average grant date fair value
Un-vested at June 30, 2013	18,125	$11.86
Granted	52,500	23.95
Vested	(21,250)	13.63
Un-vested at June 30, 2014	49,375	$23.95

The total fair value of restricted shares vested during the years ended June 30, 2012, 2013 and 2014 were $255,621, $282,925 and $289,738 respectively. The Company recorded restricted share compensation expense of $282,924, $282,924 and $289,738 included in general and administrative expenses, for the years ended June 30, 2012, 2013 and 2014, respectively. As of June 30, 2014, total unrecognized compensation expense of $1,112,677 related to the restricted shares is expected to be recognized over a weighted-average vesting period of 2.66 year.

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

For the years ended June 30, 2012, 2013 and 2014, no share-based compensation expenses relating to the Incentive Shares for Concord were recorded because the Targeted Net Income Threshold for the years ended June 30, 2012 and 2013 were not met.

NOTE 19 -	EMPLOYEE BENEFITS

The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in China, a central provision fund run by the Singapore government in respect of its employees in Singapore, and an employment provident fund in respect of its employees in Malaysia. The expenses related to these plans were $11,980,634, $15,031,361 and $16,150,214 for the years ended June 30, 2012, 2013 and 2014, respectively. These schemes were accounted for as defined contribution plans.

NOTE 20 -	INCOME TAX

BVI

Hollysys, and its subsidiaries, GTH and Clear Mind, are incorporated in the BVI and are not subject to income tax under the relevant jurisdiction.

Singapore

HI, HAP, CCPL, CEPL, BCPL and BMSG, the Company’s wholly owned subsidiaries incorporated in Singapore, are subject to Singapore corporate tax rate of 17% on the assessable profits arising from Singapore.

Malaysia

CESB, BMJB, and BMKL, the Company’s wholly owned subsidiaries incorporated in Malaysia, are subject to Malaysia corporate income tax rate of 25% on the assessable profits arising from Malaysia.

Dubai

CCPL Dubai, the branch of the Company's wholly owned subsidiary, CCPL, is a tax exempt company incorporated in Dubai, and no tax provision has been made for the years ended June 30, 2012, 2013 and 2014, respectively.

Hong Kong

World Hope and CSHK, the Company’s wholly owned subsidiaries incorporated in Hong Kong, are subject to Hong Kong profits tax at a rate of 16.5% on the assessable profits arising from Hong Kong. No provision for Hong Kong profits tax has been made in the statements of comprehensive income as there were no assessable profits arising from Hong Kong for the years ended June 30, 2012, 2013 and 2014, respectively.

Macau

CMDE, the Company’s wholly owned subsidiary incorporated in Macau, is subject to the Macau corporate income tax rate of 12% on the assessable profits arising from Macau, with an exemption up to MOP 300,000. No provision for Macau profits tax has been made in the statements of comprehensive income as there were no assessable profits arising from Macau for the years ended June 30, 2012, 2013 and 2014, respectively.

India

HAIP, the Company’s wholly owned subsidiary incorporated in India, is subject to India corporate tax rate of 30% on its worldwide income. No provision for India profits tax has been made in the statements of comprehensive income as there were no taxable profits arising for the years ended June 30, 2012, 2013 and 2014, respectively.

PRC

The Company’s subsidiaries incorporated in PRC are subject to PRC enterprise income tax (“EIT”) on the taxable income as adjusted in accordance with relevant PRC income tax laws. The standard statutory tax rate of PRC EIT is 25% effective from calendar year ended December 31, 2008. All PRC subsidiaries are subject to the standard statutory tax rate except for the following subsidiaries:

Beijing Hollysys

Beijing Hollysys was certified as a High and New Technology Enterprise (“HNTE”) for the three years commencing January 1, 2008, and for another three years commencing January 1, 2011. Pursuant to PRC EIT law, an enterprise certified as a HNTE enjoys a preferential EIT rate of 15%. Therefore, the EIT tax rate applicable to Beijing Hollysys is 15% for the calendar years ended December 31, 2008 to December 31, 2013. Beijing Hollysys is in the process of reapplying the HNTE certification. Upon reapplication, Beijing Hollysys will be qualified for the preferential EIT rate of 15% for calendar years ended December 31, 2014 to December 31, 2016.

In February 2013, Beijing Hollysys received the “Qualified Software Development Enterprise” certificate which entitles Beijing Hollysys an EIT rate of 10% for the calendar years ended December 31, 2011 and 2012. An income tax recoverable of $1,634,171 was recorded in Beijing Hollysys in 2013 since it paid its EIT based on a 15% tax rate for the calendar years ended December 31, 2011 and 2012.

Hangzhou Hollysys

In 2011, Hangzhou Hollysys was certified as a HNTE for the three years commencing January 1, 2011. Pursuant to PRC EIT law, an enterprise certified as a HNTE enjoys a preferential EIT rate of 15%. Therefore, the EIT tax rate applicable to Hangzhou Hollysys was 15% for the calendar years ended December 31, 2011, 2012 and 2013. Hangzhou Hollysys is in the process of reapplying the HNTE certification. Upon the approval of the reapplication, Hangzhou Hollysys will be qualified for the preferential EIT rate of 15% for calendar years ended December 31, 2014 to December 31, 2016.

The Company’s income before income taxes consists of:

	Year ended June 30,
	2012	2013	2014

PRC	$70,490,625	$67,927,931	$97,930,915
Non-PRC	(3,564,560)	(7,310,250)	(6,619,440)

	$66,926,065	$60,617,681	$91,311,475

Income tax expense, most of which is incurred in the PRC, consists of:

	Year ended June 30,
	2012	2013	2014

Current income tax expense	$8,828,453	$10,052,627	$26,649,690
Deferred income tax expense (benefit)	1,523,865	(1,955,829)	(6,788,855)

	$10,352,318	$8,096,798	$19,860,835

The reconciliation of tax computed by applying the statutory tax rate in PRC of 25% to the income before income taxes is as follows:

	Year ended June 30,
	2012	2013	2014

Income before income taxes	$66,926,065	$60,617,681	$91,311,475

Expected income tax expense at statutory tax rate in PRC	16,731,517	15,154,420	22,827,868
Effect of different tax rates in various jurisdictions	417,565	897,861	2,709,028
Effect of preferential tax treatment	(6,551,269)	(5,993,792)	(5,027,460)
Effect of non-taxable income	(3,705,244)	(5,006,072)	(5,747,086)
Effect of additional deductible research and development expenses	(1,690,928)	(2,743,444)	(2,604,227)
Effect of non-deductible expenses	4,399,717	6,435,577	6,379,416
Under/(over) provision of income tax in previous years	(400,446)	(2,968,007)	-
Change in valuation allowance	-	2,232,838	2,075,069
Tax rate differential on deferred tax items	-	(699,417)	(2,192,962)
Withholding tax on dividend paid by subsidiary	-	1,248,355	1,381,485
Recognition of temporary difference not recognized in previous years	1,222,667	(286,776)	283,716
Others	(71,261)	(174,745)	(224,012)

Income tax expenses	$10,352,318	$8,096,798	$19,860,835

Had the above preferential tax treatment not been available, the tax charge would have been increased by $6,551,269, $5,993,792 and $5,027,460 and the basic net income per share would have been reduced by $0.12, $0.11 and $0.09 for the years ended June 30, 2012, 2013 and 2014, respectively, and diluted net income per share for the years ended June 30, 2012, 2013 and 2014 would have been reduced by $0.12, $0.11 and $0.08, respectively.

The temporary differences that have given rise to the deferred tax assets consist of the following:

	June 30,
	2013	2014

Deferred tax assets, current
Allowance for doubtful accounts	$4,577,626	$7,798,545
Inventory provision	217,864	209,826
Provision for contract loss	332,547	868,806
Long-term assets	45,577	17,857
Deferred revenue	4,096,415	10,627,732
Deferred subsidies	786,545	1,079,333
Warranty liabilities	376,780	1,901,623
Recognition of intangible assets	389,967	473,413
Accrued payroll	726,286	1,041,511
Net operating loss carry forward	2,788,042	4,559,569
Valuation allowance	(2,232,838)	(4,559,569)
Total deferred tax assets, current	$12,104,811	$24,018,646

Deferred tax liabilities, current
Costs and estimated earnings in excess of billings	$(11,230,330)	$(17,517,667)
Withholding tax on capital repayment	-	(1,381,485)
Others	(27,068)	(59,958)
Total deferred tax liabilities, current	$(11,257,398)	$(18,959,110)

Net deferred tax assets, current	$3,033,931	$6,686,685
Net deferred tax liabilities, current	$(2,186,518)	$(1,627,149)

Deferred tax assets, non-current
Long-term assets	$477,000	$482,697
Deferred subsidies	1,762,664	1,850,614
Recognition of intangible assets	446,413	271,462
Warranty liabilities	523,714	-
Total deferred tax assets, non-current	$3,209,791	$2,604,773

Deferred tax liabilities, non-current
Share of net gains of equity investees	$(1,715,240)	$(477,764)
Property, plant and equipment	(306,183)	-
Intangible assets	(2,966,515)	(2,692,430)
Total deferred tax liabilities, non-current	$(4,987,938)	$(3,170,194)

Net deferred tax assets-non-current	$1,494,551	$1,806,047
Net deferred tax liabilities-non-current	$(3,272,698)	$(2,371,468)

As of June 30, 2014, the Company did not have any operating loss which can be carried forward to offset future net profit for income tax purposes.

The Company operates mainly through the PRC subsidiaries and the valuation allowance is considered on an individual entity basis.

Under the EIT Law and the implementation rules, profits of the Company’s PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to a foreign holding company are subject to a withholding tax at a rate of 10% unless reduced by tax treaty. At June 30, 2013 and 2014, aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company of approximately RMB 1,351,472,614 (equivalent to $197,739,789) and RMB 1,836,127,087 (equivalent to $276,586,424), respectively. The Company expects to distribute a portion of the earnings (approximately RMB 150,000,000 or $24,379,144) accumulated by the Company’s PRC subsidiaries as of June 30, 2014 to a holding companies located outside mainland China, and has accrued a withholding tax of $1,381,485 in the year ended June 30, 2014. The remaining undistributed earnings of the Company’s PRC subsidiaries are intended to be permanently reinvested, and accordingly, no deferred taxes have been provided for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. Distributions made out of pre-January 1, 2008 retained earnings will not be subject to withholding taxes.

The Chinese tax law grants the tax authorities the rights to further inspect companies’ tax returns retroactively in a three year period (up to five years under certain special conditions), which means theoretically the tax authorities can still review our PRC subsidiaries' tax returns for the years ended December 31, 2009 through 2013. The tax law also stated that the companies will be liable to additional tax, interest charges and penalties if errors are found in their tax returns and such errors have led to an underpayment of tax.

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

There were no material interest or penalties incurred for the years ended June 30, 2012, 2013 and 2014, respectively.

NOTE 21 -	INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share attributable to Hollysys for the years indicated:

	Year ended June 30,
	2012	2013	2014

Numerator:
Net income attributable to the Company - basic and diluted	$56,221,847	$51,994,402	$69,619,583

Denominator:
Weighted average ordinary shares outstanding used in computing basic income per share	55,659,765	56,167,592	57,926,333
Effect of dilutive securities
Share options	148,139	206,506	482,623
Restricted shares	20,457	38,371	17,686
Weighted average ordinary shares outstanding used in computing diluted income per share	55,828,361	56,412,469	58,426,642

Income per share - basic	$1.01	0.93	1.20

Income per share - diluted	$1.01	0.92	1.19

The effects of the performance share options have been excluded from the computation of diluted income per share for the years ended June 30, 2012 as the effect would be anti-dilutive. Vested and unissued restricted shares of 26,875, 39,375 and 60,625 shares as at June 30, 2012, 2013 and 2014, respectively, has been included in the computation of basic and diluted income per share for the years ended June 30, 2012, 2013 and 2014, respectively.

The impact of the Incentive Shares for Concord, the Incentive Shares for Bond and Premium Shares for Bond have also been excluded from the computation of diluted income per share for the year ended June 30, 2013, respectively, because the contingently issuable ordinary shares would not be issued under the terms of the arrangement if the end of the reporting period were the end of the contingency period. For the year ended June 30, 2014, as the performance target was achieved for the first instalment of the Incentive Shares for Bond and 648,697 shares were issuable as of June 30, 2014, these shares are included in the computation of basic and diluted income per share. However, the second installment of Incentive Shares for Bond and Premium Shares for Bond has been excluded from the computation of diluted income per share because the contingently issuable common shares would not be issued under the terms of the arrangement if the end of the reporting period were the end of the contingency period.

NOTE 22 -	RELATED PARTY TRANSACTIONS

The related party relationships and related party transactions are listed as follows:

Related party relationships

Name of related parties	Relationship with the Company

Shenhua Hollysys Information Technology Co., Ltd. (“Shenhua Information”)	20% owned by Beijing Hollysys
New Huake Electronic Technology Co., Ltd. (“New Huake”)	37.5% owned by Beijing Hollysys
China Techenergy Co., Ltd. (“China Techenergy”)	40% owned by Beijing Hollysys
Beijing Hollysys Electric Motor Co., Ltd (“Electric Motor”)	40% owned by Beijing Hollysys
Zhejiang Sanxing Technology Co., Ltd (“Zhejiang Sanxing”)	6% owned by Hangzhou Hollysys
Beijing Hollysys Machine Automation Co., Ltd. (“Hollysys Machine”)	30% owned by Hollysys Investment
Southcon Development Sdn. Bhd. (“Southcon”)	30% owned by BMJB
Heilongjiang Ruixing Technology Co., Ltd.(“Ruixing”)	8.31% owned by Beijing Hollysys
Swee Yong Chim	Shareholder of the Company and former shareholder of Concord
Yoon Fah Chim	Shareholder of the Company and former shareholder of Concord

Due from related parties

	June 30,
	2013	2014
China Techenergy	$23,391,167	$19,038,908
Shenhua Information	2,157,094	3,832,574
Hollysys Machine	352,119	848,188
Electric Motor	462	-
Zhejiang Sanxing	10,304	-
Ruixing	199,045	-
Swee Yong Chim	200,631	-
Yoon Fah Chim	200,632	-

	$26,511,454	$23,719,670

The Company’s management believes that the collection of amounts due from related parties is reasonably assured and accordingly, no provision had been made for these balances.

Due to related parties

	June 30,
	2013	2014
Shenhua Information	$1,351,199	$1,591,858
China Techenergy	691,360	2,266,900
Electric Motor	27,393	47,790
Hollysys Machine	10,915	81,858
New Huake	2	2

	$2,080,869	$3,988,408

Transactions with related parties

Purchases of goods and services from:
	Year ended June 30,
	2012	2013	2014
Electric Motor	$31,729	$68,336	$14,022
Shenhua Information	41,045	364,537	323,099
Hollysys Machine	-	972,508	1,980,146
New Huake	-	69,768	-

	$72,774	$1,475,149	$2,317,267

Sales of goods and integrated solutions, and providing services to:
	Year ended June 30,
	2012	2013	2014
China Techenergy	$3,657,215	$17,059,714	$3,135,991
Shenhua Information	1,411,274	1,936,273	2,726,358
Hollysys Machine	296,523	557,243	920,961
Electric Motor	1,775	3,893	1,804

	$5,366,787	$19,557,123	$6,785,114

Operating lease income from:
	Year ended June 30,
	2012	2013	2014
Hollysys Machine	$45,475	$65,926	$65,227

	$45,475	$65,926	$65,227

The Company sells automation control systems to China Techenergy which is used for non-safety operations control in the nuclear power industry. China Techenergy incorporates the Company’s non-safety automation control systems with their proprietary safety automated control systems to provide an overall automation and control system for nuclear power stations in China. The Company is not a party to the integrated sales contracts executed between China Techenergy and their customers. The Company’s pro rata shares of the intercompany profits and losses are eliminated until realized through a sale to outside parties, as if China Techenergy were a consolidated subsidiary.

The Company sells automation control systems to Shenhua Information which is used for operations control in the information automation industry. Shenhua Information incorporates the Company’s automation control systems with their proprietary automated remote control systems to provide an overall automation and control system to its customers. The Company is not a party to the integrated sales contracts executed between Shenhua Information and their customers. The Company’s pro rata shares of the intercompany profits and losses are eliminated until realized through a sale to an outside party as if Shenhua Information were a consolidated subsidiary.

The Company engages Hollysys Machine to sell the Company’s products to end customers. The Company pays commission to Hollysys Machine in exchange for its services. The amount of the commission is determined based on the value of the products sold by Hollysys Machine during the year.

Amounts due from and due to the related parties relating to the above transactions are unsecured, non-interest bearing and repayable on demand.

NOTE 23 -	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company leases premises under various operating leases. Rental expenses under operating leases included in the consolidated statements of comprehensive income were $1,570,900, $1,908,921 and $2,067,416 for the years ended June 30, 2012, 2013 and 2014, respectively.

Future minimum lease payments under non-cancelable operating leases with initial terms of one year or more consist of the following:

Years ending June 30,	Minimum lease payments

2015	$1,228,098
2016	378,127
2017	78,701
2018	34,580
2019 and onwards	40,343

Total minimum lease payments	$1,759,849

The Company’s lease arrangements have no renewal or purchase options, rent escalation clauses, restriction or contingent rents and are all conducted with third parties.

Capital commitments

As of June 30, 2014, the Company had capital commitments of $3,552,588 which is due in less than one year, mainly for the phase II construction of the Company’s headquarters in Beijing, PRC.

Purchase obligation

As of June 30, 2014, the Company had $233,451,992 in purchase obligations for the coming fiscal year, for purchases of inventories, mainly for fulfillment of in-process or newly entered contracts resulting from the expansion of our operations

Performance guarantee and standby letters of credit

The Company had stand-by letters of credit of $82,042 and outstanding performance guarantees of $47,185,650 as of June 30, 2014, with restricted cash of $10,038,856 pledged to banks. The purpose of the standby letter of credit and performance guarantees is to guarantee that the performance of the Company’s deliveries reach the pre-agreed requirements specified in the integrated solutions sales contracts. The guarantee is to ensure the functionality of the Company’s own work. The disclosed amount of stand-by letters of credit and outstanding performance guarantees represent the maximum potential amount of future payments the Company could be required to make under such guarantee.

The Company accounts for performance guarantees and stand-by letters of credit in accordance with ASC topic 460 (“ASC 460”), Guarantees. Accordingly, the Company evaluates its guarantees to determine whether (a) the guarantee is specifically excluded from the scope of ASC 460, (b) the guarantee is subject to ASC 460 disclosure requirement only, but not subject to the initial recognition and measurement provisions, or (c) the guarantee is required to be recorded in the financial statements at fair value.

Both the performance guarantees and the stand-by letters of credit are for the Company’s commitment of its own future performance, and the outcome of which is within its own control. As a result, performance guarantees and stand-by letters of credit are subject to ASC 460 disclosure requirements only.

NOTE 24 -	OPERATING LEASES AS LESSOR

On April 3, 2013, Beijing Hollysys entered into an operating lease agreement to lease out one of its buildings located in Beijing. The lease term is 10 years from September 1, 2013 to August 31, 2023. The minimum lease payments to be received in the next five years consist of the following:

Year ended June 30,	Minimum lease payments

2015	1,490,150
2016	1,534,855
2017	1,580,900
2018	1,628,327
2019	1,612,940

Total minimum lease payments to be received in the next five years	$7,847,172

The minimum lease payment receivable after five years is $7,610,684.

NOTE 25 - SEGMENT REPORTING

The chief operating decision makers have been identified as the Chairman, Chief Executive Officer and Chief Financial Officer of the Company. The Company organizes its internal financial reporting structure based on its main product and service offerings.

Based on the criteria established by ASC 280, Segment Reporting (“ASC 280”), the Company has determined that the reportable segments of the Company consist of (1) industrial automation (“IA”), (2) rail transportation (“Rail”), (3) mechanical and electrical solutions (“M&E”) and (4) miscellaneous, in accordance with the Company’s organization and internal financial reporting structure. The chief operating decision makers assess the performance of the operating segments based on the measures of revenues, costs and gross profit. Other than the information provided below, the chief operating decision makers do not use any other measures by segments.

Summarized information by segments for the years ended June 30, 2012, 2013, and 2014 is as follows:

	Year ended June 30, 2012
	IA	Rail	M&E	Miscellaneous	Consolidated

Revenues from external customers	$190,251,683	$100,946,417	$1,967,767	$28,538,065	$321,703,932
Costs of revenue	120,646,668	51,682,038	1,476,104	21,552,372	195,357,182

Gross profit	$69,605,015	$49,264,379	$491,663	$6,985,693	$126,346,750

	Year ended June 30, 2013
	IA	Rail	M&E	Miscellaneous	Consolidated

Revenues from external customers	$211,713,204	$82,343,769	$36,131,813	$18,866,216	$349,055,002
Costs of revenue	131,443,757	46,826,268	30,362,317	16,753,972	225,386,314

Gross profit	$80,269,447	$35,517,501	$5,769,496	$2,112,244	$123,668,688

	Year ended June 30, 2014
	IA	Rail	M&E	Miscellaneous	Consolidated

Revenues from external customers	$224,365,987	$178,133,849	$108,846,044	$9,985,966	$521,331,846
Costs of revenue	143,645,421	104,055,425	93,458,694	4,549,394	345,708,934

Gross profit	$80,720,566	$74,078,424	$15,387,350	$5,436,572	$175,622,912

The Company’s assets are shared among the segments thus no assets have been designated to specific segments.

The majority of the Company’s revenues and long-lived assets other than goodwill and acquired intangible assets are derived from and located in PRC. The following table sets forth the revenues by geographical area:

	Year ended June 30,
	2012	2013	2014

Revenues:
PRC	$297,154,293	$285,978,231	$393,595,606
Non-PRC (including Hong Kong)	24,549,639	63,076,771	127,736,240

	$321,703,932	$349,055,002	$521,331,846

The following table sets forth the long-lived assets other than goodwill and acquired intangible assets by geographical area:

	June 30,
	2013	2014

Long-lived assets other than goodwill and acquired intangible assets:
PRC	$98,992,331	$102,180,639
Non-PRC (including Hong Kong)	12,913,187	12,058,722

	$111,905,518	$114,239,361

NOTE 26 -	SUBSEQUENT EVENTS

IFC Loan

On May 30, 2014, the Company entered into a convertible loan agreement with International Finance Corporation (“IFC”), an international organization established by Articles of Agreement among its member countries including the British Virgin Islands, under which the Company will borrow $20,000,000 from IFC (the “IFC Loan”) with an interest rate of 2.1% per annum and commitment fee of 0.5% per annum paid in rear semi-annually. The Company received the loan disbursement on August 30, 2014, and the loan interest started accumulating since then.

The IFC Loan has both voluntary and mandatory conversion terms. IFC may at its option convert, in US$1,000,000 increments, the Loan in whole or in part, into the Company’s ordinary shares at any time on or prior to the maturity date at a conversion rate and a conversion price in effect at such time. The initial conversion rate at the time of the agreement is 38 ordinary shares per $1,000, and the initial conversion price is $26.35 per share. The initial conversion rate and conversion price is subject to subsequent adjustments with events that may dilute the unit price per share. 50% of the principal amount of the IFC Loan then outstanding will be mandatorily converted into ordinary shares at the conversion rate and conversion price then in effect if at any time, with respect to the period of 30 consecutive trading days ending at such time, the volume weighted average price for 20 trading days or more in such 30 consecutive trading day period is equal to or more than 150% of the conversion price in effect at such time. 100% of the principal amount of the IFC Loan then outstanding will be mandatorily converted into ordinary shares at the conversion rate and conversion price then in effect if at any time, with respect to the period of 30 consecutive trading days ending at such time, the volume weighted average price for 20 trading days or more in such 30 consecutive trading day period is equal to or more than 200% of the conversion price in effect at such time.

The Company is subject to both affirmative and negative covenants. The outstanding principle, interests and fees need to be repaid to IFC in case the covenants are not fulfilled. The Company is assessing the financial and internal control effects of the IFC Loan which will be reflected in the Company’s first quarter financial statements.

In addition, the Company paid a one-time front-end fee of $200,000 according to the agreement on July 3, 2014. A portfolio supervision fee of $5,000 per annum is charged to the Company by IFC for its effort of monitoring the convertible loan. The term of the IFC Loan is five years starting from the date of Company’s receipts of the loan.

Dividend Pay-out

The Company’s Board of Directors approved on August 13, 2014 to pay a dividend of $0.40 for each of its outstanding ordinary shares. The Board of Directors has not fixed the record date and the payment date. It is expected that the dividends will be paid no later than June 30, 2015.

NOTE 27 -	ENDORSEMENT OF NOTE RECEIVABLES

The Company endorsed bank acceptance bills to its suppliers as a way of settling accounts payable. The total endorsed but not yet due bank acceptance bills amounted to $19,818,431 and $43,420,641 as at June 30, 2013 and 2014, respectively. The endorsement of bank acceptance bills qualify as deemed sales of financial assets according to ASC 860, Transfer and Servicing (“ASC 860”) because the bank acceptance bills have been isolated from the Company upon transfer, the transferee of the bank acceptance bills have the rights to pledge or exchange, and the Company has no control over the bank acceptance bills upon endorsement. As a result, bank acceptance bills are derecognized at the time of endorsement.

NOTE 28 -	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Under PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans, or advances. The amount restricted was RMB1,628,593,835 (equivalent to $230,290,670) and RMB2,116,640,412 (equivalent to $309,735,684) as of June 30, 2013, and 2014, respectively. The amount restricted related to unconsolidated subsidiaries was RMB97,683,702 (equivalent to $15,809,749) and RMB91,120,307 (equivalent to $14,809,568) as of June 30, 2013 and 2014, respectively. The amount restricted related to consolidated subsidiaries was RMB1,530,910,133 (equivalent to $214,480,921) and RMB2,025,520,105 (equivalent to $294,926,116) as of June 30, 2013 and June 30, 2014, respectively.

The following represents condensed unconsolidated financial information of the parent company only:

CONDENSED BALANCE SHEETS
(In US dollars)

	June 30,
	2013	2014
ASSETS
Current assets:
Amounts due from subsidiaries	$115,549,945	$147,975,367
Prepaid expenses	67,400	56,000
Total current assets	115,617,345	148,031,367

Investments in subsidiaries	298,462,924	373,681,658
Total assets	$414,080,269	$521,713,025

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and related expense	$36,000	$11,000
Accrued liabilities	315,981	896
Amounts due to subsidiaries	-	33,226,582
Total current liabilities	351,981	33,238,478

Equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized, and 57,554,824 shares issued and outstanding	57,555	57,555
Additional paid-in capital	170,779,250	173,765,442
Retained earnings	206,019,816	275,639,399
Accumulated other comprehensive income	36,871,667	39,012,151
Total equity	413,728,288	488,474,547

Total liabilities and equity	$414,080,269	$521,713,025

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME
(In US dollars)

	Year ended June 30,
	2012	2013	2014

General and administrative expenses	$2,805,380	2,824,293	3,721,299
Loss from operations	(2,805,380)	(2,824,293)	(3,721,299)

Other income, net	-	217,471	-
Foreign exchange gain	-	1,620,422	262,633
Equity in profit of subsidiaries	$59,027,227	$52,980,802	$73,078,249
Income before income taxes	56,221,847	51,994,402	69,619,583
Income tax expenses	-	-	-
Net income	56,221,847	51,994,402	69,619,583

Other comprehensive income, net of tax of nil
Translation adjustments	5,888,744	4,157,111	2,140,484
Comprehensive income	$62,110,591	$56,151,513	$71,760,067

There were no cash flows related to operating, investing or financing activities for fiscal years ended June 30, 2012, 2013 or 2014, respectively.

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

