Form 20-F
period 2015-06-30
Hollysys Automation Technologies, Ltd.
filed 2015-09-25
CIK 1357450

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2015

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

Arden Xia, Tel: (86 10) 5898 1386, Email: xiachuan@hollysys.com

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report (June 30, 2015): 58,358,521 ordinary shares.

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

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

ANNUAL REPORT ON FORM 20-F

FOR THE FISCAL YEAR ENDED JUNE 30, 2015

USE OF CERTAIN DEFINED TERMS

Except as otherwise indicated by the context, references in this annual report to:

•	“Hollysys” “we,” “us,” or “our,” and the “Company,” refer to the combined business of Hollysys Automation Technologies Ltd., a BVI company, and its consolidated subsidiaries, HI, HAP, HAIP, Bond, Concord, CSHK, CDME, Hollycon Italy, GTH, Clear Mind, World Hope, Helitong, Hollysys Group, Hangzhou Hollysys, Hangzhou System, Hollysys A&D, Beijing Hollysys, Hollysys Electronics, Hollycon, Xi’an Hollysys and Hollysys Investment;

•	“HI” refers to Hollysys International Pte. Limited, a Singapore company;

•	“HAP” refers to Hollysys (Asia Pacific) Pte. Limited, a Singapore company;

•	“HAIP” refers to Hollysys Automation India Private Limited, an India Company;

•	“Bond” refers to a group of our Southeastern Asia subsidiaries, including Bond Corporation Pte. Ltd., a Singapore company (“BCPL”), Bond M&E Pte. Ltd., a Singapore Company (“BMSG”), Bond M&E Sdn. Bhd., a Malaysia company (“BMJB”), and Bond M&E (K.L.) Sdn. Bhd.,a Malaysia company (“BMKL”);

•	“Concord” refers to a group of our Singapore subsidiaries, including Concord Corporation Pte. Ltd. (“CCPL”), and CCPL’s subsidiaries, Concord Electrical Pte. Ltd. (“CEPL”), Concord Electrical Sdn. Bhd. (“CESB”) and Concord Corporation Pte. Ltd, Dubai Branch (“CCPL Dubai”);

•	“CSHK” refers to Concord Solutions (HK) Limited, a Hong Kong company;

•	“CMDE” refers to Concord M Design and Engineering Company Limited, a Macau company;

•	“Hollycon Italy” refers to Hollycon (Italy) Pte. Ltd, an Italy company;

•	“GTH” refers to Gifted Time Holdings Limited, a BVI company;

•	“Clear Mind” refers to Clear Mind Limited, a BVI company;

•	“World Hope” refers to World Hope Enterprises Limited, a Hong Kong company;

•	“Helitong” refers Beijing Helitong Science & Technology Exploration Co., Ltd.;

•	“Hollysys Group” refers to Hollysys Technology Group Co., Ltd., formerly known as Beijing Hollysys Science & Technology Co., Ltd, a PRC company;

•	“Hangzhou Hollysys” refers to Hangzhou Hollysys Automation Co., Ltd., a PRC company;

•	“Hangzhou System” refers to Hangzhou Hollysys System Engineering Co., Ltd., a PRC company;

•	“Hollysys A&D” refers to Beijing Hollysys Automation & Drive Co., Ltd., a PRC company;

•	“Beijing Hollysys” refers to Beijing Hollysys Co., Ltd., a PRC company;

•	“Hollysys Electronics” refers to Beijing Hollysys Electronics Technology Co., Ltd., a PRC company;

•	“Hollycon” refers to Beijing Hollycon Medicine & Technology. Co., Ltd., a PRC company;

•	“Xi’an Hollysys” refers to Xi’an Hollysys Co., Ltd, a PRC company;

•	“Hollysys Investment” refers to Hollysys (Beijing) Investment Co., Ltd., a PRC company;

•	“RMB”, “CNY”, refer to Renminbi, the legal currency of China; “SGD”, “S$”, refer to the Singapore dollar, the legal currency of Singapore; “US dollar,” “$” and “US$” refer to the legal currency of the United States; “EUR”, “€” refer to the legal currency of the European Union; “MYR” refers to the Malaysian Ringgit, the legal currency of Malaysia; “AED” refers to the United Arab Emirates Dirham, the legal currency of United Arab Emirates; “HKD” refers to the Hong Kong dollar, the legal currency of Hong Kong; “MOP” refers to the Macau Pataca, the legal currency of Macau; and “INR” refers to the Indian Rupee, the legal currency of India;

•	“BVI” refers to the British Virgin Islands;

•	“China” and “PRC” refer to the People’s Republic of China;

•	“Hong Kong” and “Hong Kong SAR” refer to the Hong Kong Special Administrative Region of China;

•	“Macau” refers to the Macau Special Administrative Region of China;

•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended; and

•	“Securities Act” refers to the Securities Act of 1933, as amended.

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

The following table presents selected financial data regarding our business. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5, “Operating and Financial Review and Prospects.” The selected consolidated statement of comprehensive income data for the fiscal years ended June 30, 2013, 2014 and 2015 and the consolidated balance sheet data as of June 30, 2014 and 2015 have been derived from the audited consolidated financial statements of Hollysys that are included in this annual report beginning on page F-1. The selected statement of comprehensive income data for the fiscal years ended June 30, 2011 and 2012, and balance sheet data as of June 30, 2011, 2012 and 2013 have been derived from our audited financial statements that are not included in this annual report.

The audited consolidated financial statements for the years ended June 30, 2013, 2014 and 2015 are prepared and presented in accordance with generally accepted accounting principles in the United States, or US GAAP. The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes of Hollysys contained elsewhere herein.  The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

Financial information in this report is reported in United States dollars, the reporting currency of the Company.

(In USD thousands, except share numbers and per share data)
	Years ended June 30,
	2011	2012	2013	2014	2015
Statement of Comprehensive Income Data
Revenue	262,842	321,704	349,055	521,332	531,379
Operating income	44,691	65,438	57,702	98,407	130,107
Income before income taxes	47,909	66,926	60,618	91,312	125,227
Net income attributable to Hollysys	41,470	56,222	51,994	69,620	96,527
Add: Share-based compensation costs	552	1,139	1,599	2,986	2,492
Amortization of acquired intangible assets	-	-	2,848	5,413	4,454
Acquisition-related consideration fair value adjustments	-	-	1,163	8,920	(166)
Fair value adjustments of a bifurcated derivative	-	-	-	-	35
Non-GAAP net income attributable to Hollysys	42,022	57,361	57,605	86,939	103,342
Weighted average ordinary shares:
Basic	54,564,842	55,659,765	56,167,592	57,926,333	58,612,596
Diluted	54,949,280	55,828,361	56,412,469	58,426,642	60,134,203
Earnings per share:
Basic	0.76	1.01	0.93	1.20	1.65
Diluted	0.75	1.01	0.92	1.19	1.61
Non-GAAP earnings per share:
Basic	0.77	1.03	1.03	1.50	1.76
Diluted	0.76	1.03	1.02	1.49	1.72

Balance Sheet Data
Total current assets	362,412	437,672	546,448	729,893	806,640
Total assets	458,584	552,755	744,633	926,695	983,686
Total current liabilities	161,039	188,829	268,452	398,891	374,596
Total liabilities	192,716	213,470	329,158	434,637	398,301

Net assets	265,869	339,285	415,475	492,058	585,385
Noncontrolling interests	811	1,184	1,747	3,583	6,285
Stockholders’ equity	265,058	338,101	413,728	488,475	579,100

In evaluating our results, the non-GAAP measures of “Non-GAAP general and administrative expenses (“Non-GAAP G&A expenses”), “Non-GAAP cost of integrated contracts”, “Non-GAAP other expenses (income), net”, “Non-GAAP interest expenses”, “Non-GAAP net income attributable to Hollysys” and “Non-GAAP earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with US GAAP. We believe these non-GAAP measures are useful to investors as they exclude: 1) share-based compensation expenses, 2) amortization of acquired intangible assets, 3) acquisition-related consideration adjustments and 4) fair value adjustments of a bifurcated derivative. All of above will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders have a better understanding of our operating results and growth prospects. In addition, given the business nature of Hollysys, it has been a common practice for investors and analysts to use such non-GAAP measures to evaluate the Company. Specifically, the non-GAAP measures excluded the following items:

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

4) Fair value adjustments of a bifurcated derivative are accounting adjustments to report the change of fair value of the feature bifurcated as a derivative from the underlying host instrument of a convertible bond, and accounted for as a liability at its fair value.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

(In USD thousands, except share numbers and per share data)
	Years ended June 30,
	2011	2012	2013	2014	2015
Cost of integrated contracts	165,354	189,153	218,586	330,039	300,332
Less: Amortization of acquired intangible assets	-	-	2,848	5,413	4,454
Non-GAAP cost of integrated contracts	165,354	189,153	215,738	324,626	295,878

G&A expenses	16,671	26,025	29,648	39,716	50,786
Less: Share-based compensation costs	552	1,139	1,599	2,986	2,492
Non-GAAP G&A expenses	16,119	24,886	28,049	36,730	48,294

Other (expenses) income, net	(208)	793	879	(5,659)	(4,164)
Add: Acquisition-related incentive share contingent consideration fair value adjustments	-	-	855	7,989	(368)
Add: Fair value adjustments of a bifurcated derivative	-	-	-	-	35
Non-GAAP other (expenses) income, net	(208)	793	1,734	2,330	(4,497)

Interest expenses	(2,680)	(3,098)	(2,170)	(1,998)	(1,821)
Add: Acquisition-related cash consideration adjustments	-	-	308	931	202
Non-GAAP interest expenses	(2,680)	(3,098)	(1,862)	(1,067)	(1,619)

Net income attributable to Hollysys	41,470	56,222	51,994	69,620	96,527
Add: Share-based compensation costs	552	1,139	1,599	2,986	2,492
Amortization of acquired intangible assets			2,848	5,413	4,454
Acquisition-related consideration adjustments	-	-	1,163	8,920	(166)
Fair value adjustments of a bifurcated derivative	-	-	-	-	35
Non-GAAP net income attributable to Hollysys	42,022	57,361	57,605	86,939	103,342
Weighted average number of ordinary shares outstanding used in computation:
Basic	54,564,842	55,659,765	56,167,592	57,926,333	58,612,596
Diluted	54,949,280	55,828,361	56,412,469	58,426,642	60,134,203
Non-GAAP earnings per share:
Basic	0.77	1.03	1.03	1.50	1.76
Diluted	0.76	1.03	1.02	1.49	1.72

Exchange Rate Information

A majority of our business is conducted in China. We also operate in Singapore, Malaysia and several other jurisdictions in Asia and Middle East through HAP, Concord, Bond, and operate in Europe through Hollycon Italy. We use US dollars as our reporting currency in our financial statements in this annual report. For entities whose functional currencies are not US dollars, balance sheet items are translated into US dollars at the balance sheet date rates; equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year as published by the International Monetary Fund. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statement of comprehensive income and changes in equity. Transactions and amounts in other parts of this annual report in foreign currencies recorded at the rates of exchange prevailing when the transactions occurred. With respect to amounts not recorded in our consolidated financial statements but included elsewhere in this annual report, all conversion between RMB and US dollars were made at a rate of RMB 6.1360 to $1.00, and all conversion between Singapore dollars and US dollars were made at a rate of SGD 1.3134 to $1.00, as set forth by the International Monetary Fund. We make no representation of any kind that RMB, Singapore dollar, US dollar or any other currency referenced in this report could have been, or could be, converted into the other stated currencies at the rates stated below, any particular rate, or at all. The Chinese government imposes control over its foreign-currency reserves through both direct regulation concerns conversion of RMB into foreign exchange and through restrictions on foreign trade. On September 18, 2015, the closing rate for using RMB and SGD to buy 1.00 USD was 6.3628 and 1.3960 respectively, as set forth by the Federal Reserve Board.

The following table sets forth information concerning exchange rates between the RMB, Singapore dollars and the US dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report on Form 20-F or will use in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate between RMB and US$				Exchange Rate between SGD and US$
Period	Period End	Average	Low	High	Period End	Average	Low	High
Calendar year 2010	6.6000	6.4356	6.7861	6.7503	1.2885	1.3629	1.4228	1.2824
Calendar year 2011	6.2939	6.4630	6.6364	6.2939	1.2948	1.2565	1.3135	1.2007
Calendar year 2012	6.2301	6.2990	6.3879	6.2221	1.2214	1.2492	1.2973	1.2159
Calendar year 2013	6.0537	6.1478	6.0537	6.2438	1.2622	1.2511	1.2203	1.2831
Calendar year 2014	6.2046	6.1620	6.0402	6.2591	1.3244	1.2665	1.2376	1.3244
January 30, 2015	6.2495	6.2181	6.1870	6.2535	1.3537	1.3378	1.3264	1.3537
February 27, 2015	6.2695	6.2518	6.2399	6.2695	1.3614	1.3549	1.3449	1.3614
March 31, 2015	6.1990	6.2386	6.1955	6.2741	1.3721	1.3770	1.3616	1.3910
April 30, 2015	6.2018	6.2010	6.1927	6.2185	1.3261	1.3482	1.3171	1.3731
May 29, 2015	6.1980	6.2035	6.1958	6.2086	1.3478	1.3344	1.3195	1.3531
June 30, 2015	6.2000	6.2052	6.1976	6.2086	1.3469	1.3455	1.3316	1.3572
July 31, 2015	6.2097	6.2085	6.2008	6.2097	1.3694	1.3616	1.3488	1.3753
August 31, 2015	6.3760	6.3383	6.2086	6.4122	1.4118	1.3981	1.3775	1.4118
September 18, 2015	6.3628	6.3655	6.3544	6.3770	1.3960	1.4099	1.3960	1.4221

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We are expanding our business outside of China, including seeking business opportunities in Hong Kong SAR, Singapore, Malaysia, India, the Middle East and Europe. For our marketing both in China and in other jurisdictions, we seek international certifications and have obtained certificates such as the European Safety Standard Certification Level 4. As we operate in jurisdictions other than China, we will have to comply with local law, some of which relate to various safety and quality requirements for the kinds of products we provide. The failure to have any necessary or beneficial certifications and the failure to comply with local law will have an adverse impact on our marketing and business, and may result in additional costs and expenses.

During our expansion into overseas market, a lack of qualified local engineers and the inability to relocate enough China’s experienced engineers to overseas could delay our international projects’ execution and lose potential business opportunities.

In our international business expansion to Southeast Asia, India and the Middle East, we may not be able to find adequate and qualified local engineers to bid and complete sizable rail transportation orders and industrial automation projects, and because of the visa problems, we may have difficulties to relocate adequate engineers from China to various foreign countries and have them stay there long enough to finish the projects, which could cause adverse impact on our international business expansion.

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

We have developed significant customer relationships with the several local subway providers and the railway authorities in respect of the high speed train system in China. We currently also have significant contracts with the MTR Corporation Ltd. of Hong Kong, Thales Solutions Asia Pte. Ltd. of Singapore, and Land Transport Authority of Singapore. We expect that these relationships will continue to grow, and we will win more contracts with them over time. We established a joint venture with China General Nuclear Power Corporation which has about 60% of China’s nuclear market share to secure us for a significant market share for the automation and control products providing for the nuclear power plants in China. To the extent that these customer groups or specific customers with a group represent an increasing proportion of our business, we will become more dependent on them for our revenues and business growth. In that case, our cash flows also will become more dependent on those customers’ payment practices and overall public funding policies, including the lengthening of collection times under contracts that have been performed. Therefore, the loss of one or more of these customers or market groups as customers would have a material adverse impact on our revenues and our business operations and development.

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

The Company’s goodwill outstanding as of June 30, 2015 was assessed to be impaired by $1.9 million, it may be further impaired in the future depending on the future market development and the outcome of the operating in Singapore, Malaysia and the Middle East.

The goodwill outstanding as of June 30, 2015 was related to the acquisition of Concord in 2011 and Bond in 2013. Based on our quantitative assessment, the goodwill related to Concord acquisition was impaired by $1.9 million as of June 30, 2015. The fair value of Concord is highly dependent on the future market development and the outcome of the operating in Singapore, Malaysia and the Middle East. Slowing down in mechanical and electrical engineering sector, or fewer than expected contract awards to Concord may result in further goodwill impairment in the future.

RISKS RELATED TO THE INDUSTRY IN WHICH WE OPERATE

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

The principal focus of our business has been to provide Distributed Control Systems, Programmable Logic Controller and related industrial automation and control solution to industrial and manufacturing companies. Even though there are enormous opportunities in the industrial automation arena, some industry verticals may experience slower growth or decreased growth that will provide us with fewer opportunities and contract awards from the industry and manufacturing sectors. Both high-speed rail and nuclear power sectors have one or few customers and are closely related to the national development policies, and the contract size for these two sectors is usually much larger, and as a result, there could be severe fluctuation of these sectors’ growth, which may affect our business and revenues.

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

We operate in a very competitive environment with many major international and domestic companies, such as Honeywell, General Electric, ABB, Siemens, Emerson, Yokogawa and Hitachi. Many of our competitors are much better established and more experienced than we are, have substantially greater financial resources, operate in many international markets and are much more diversified than we are. As a result, they are in a stronger position to compete effectively with us. These large competitors are also in a better position than we are to weather any extended weaknesses in the market for automation and control systems. Other emerging companies or companies in related industries may also increase their participation in our market, which would add to the competitive pressures that we face.

A decrease in the rate of growth in China’s industrial activity and the Chinese economy in general may lead to a slower growth or decrease in our revenues because industrial companies in China are significant sources of revenues for us.

Industrial companies operating in China are significant sources of revenues for us. Our business benefited in the past from the rapid expansion of China’s industrial activity, which has created additional demand from existing companies and led to the formation of numerous additional companies that have need for our products and services. We have also benefited from the infrastructure projects of the different governmental authorities of China, such as power production and transportation systems. China’s industrial and infrastructure expansion has been fueled in large measure by international demand for the low-cost goods that China is able to produce due to labor advantages and other comparative advantages, such as governmental subsidies to offset research and development expenses and taxes and reduced land use/facilities costs for targeted industries. The failure of Chinese economy to sustain this rate of growth in the future and any reduction in the rate of China’s industrial growth or a shrinking of China’s industrial base could adversely affect our revenues. We may also be impacted as major infrastructure projects are completed. The resulting increase in competition for customers might also cause erosion of profit margins that we have been able to achieve historically.

Our efforts to operate in the international automation market may not prove successful, and we may expend capital resources without achieving value and needlessly divert management’s time and attention from our principal market.

We are penetrating international markets, emphasizing Southeast Asia, India, the Middle East and Italy with the objective of diversifying our products, clients and places of operations and growing our overall business. Our expansion is likely to use substantial resources, including substantial amounts of capital and equity and deploy meaningful amounts of management time and attention. Our products and our overall approach to the automation and controls system business may not be accepted in other markets to the extent needed to make that effort profitable. In addition, the additional demands on our management from these activities may detract from our efforts in the domestic Chinese market and market of surrounding countries, causing the operating results in our principal markets to be adversely affected.

We depend heavily on key personnel, and loss of key employees and senior management could harm our business.

Our future business and results of operations depend in significant part upon the continued contributions of our key technical and senior management personnel. The Company also depends in significant part upon its ability to attract and retain additional qualified senior executives and management, technical, marketing and sales and support personnel for our operations. If we lose a key employee, if a key employee fails to perform in his or her current position or if we are not able to attract and retain skilled employees as needed, our business could suffer. Turnover in our senior management could significantly deplete institutional knowledge held by our existing senior management team and impair our operations.

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

We face potential responsibility for the failure of our control systems in performing the various functions for which they are designed and the damages resulting from any such problem. To the extent that we contract to provide control systems in larger scale projects, the level of damages for which we may be held responsible is likely to increase. To the extent that any of our installed control systems do not perform as designed for their intended purposes, and we are held responsible for the consequences of those performance failures and resulting damages, there may be an adverse impact on our business, business reputation, revenues and profits. We do believe our control systems have so far performed as designed, and there are no claims asserted against us based on any significant, non-performance event. Notwithstanding our record, no assurance can be given that no claims will be sought in the future based on the design and performance of our control systems.

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls positively attested to by our independent auditors.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the Company’s internal controls over financial reporting in their annual reports and the independent registered public accounting firm auditing a company’s financial statements to attest to and report on the operating effectiveness of such company’s internal controls. No material weakness has been identified as of June 30, 2015. In the event we identify material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements.

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

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against five PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) grants to the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated, or willfully aided and abetted the violation of, any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, sanctioning four of these accounting firms and suspending them from practicing before the SEC for a period of six months. The sanction will not take effect until there is an order of effectiveness issued by the SEC. In February 2014, four of these PRC-based accounting firms filed a petition for review of the initial decision.  In February 2015, each of these four accounting firms agreed to a censure and to pay fine to the SEC to settle the dispute with the SEC. The settlement stays the current proceeding for four years, during which time the firms are required to follow detailed procedures to seek to provide the SEC with access to Chinese firms' audit documents via the CSRC. If a firm does not follow the procedures, the SEC would impose penalties such as suspensions, or commence a new, expedited administrative proceeding against the non-compliant firm or it could restart the administrative proceeding against all four firms.

If our independent registered public accounting firm were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to find in a timely manner another registered public accounting firm which can audit and issue a report on our financial statements, our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies with a class of securities registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such a determination could ultimately lead to the SEC’s revocation of the registration of our ordinary shares under the Exchange Act, which would cause the immediate delisting of our ordinary shares from the NASDAQ Global Select Market, and the effective termination of the trading market for our ordinary shares in the United States, which would likely have a significant adverse effect on the value of our ordinary shares.

RISKS RELATED TO DOING BUSINESS IN CHINA

Changes in the economic and political policies of the PRC government could have a material and adverse effect on our business and operations.

We conduct a substantial portion of our business in China. Accordingly, our results of operations, financial condition and prospects are significantly dependent on economic and political developments in China. China’s economy differs from the economies of developed countries in many aspects, including the level of development, growth rate and degree of government control over foreign exchange and allocation of resources. While China’s economy has experienced significant growth in the past 30 years, the growth has been uneven across different regions and periods and among various economic sectors in China. We cannot assure you that China’s economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on its business and results of operations.

The PRC government exercises significant control over China. Accordingly, our results of operations, financial condition and prospects are significantly dependent on economic and political developments in China. Certain measures adopted by the PRC government may restrict loans to certain industries, such as changes in the statutory deposit reserve ratio and lending guidelines for commercial banks by the People’s Bank of China, or PBOC. These current and future government actions could materially affect our liquidity, access to capital, and ability to operate our business.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. Since 2012, growth of the Chinese economy has slowed down. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy but may also have a negative effect on us. Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, any stimulus measures designed to boost the Chinese economy, may contribute to higher inflation, which could adversely affect our results of operations and financial condition. See “Risks Relating To Doing Business In China -Future inflation in China may inhibit our ability to conduct business in China.”

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

The value of our securities will be indirectly affected by the foreign exchange rate between US dollars and those currencies in which our sales may be denominated. Because a large portion of our earnings and cash assets are denominated in RMB, SGD and MYR, and our financial results are reported in US dollars, fluctuations in the exchange rate between the US dollar and RMB, SGD and MYR will affect our balance sheet and our earnings per share as stated in US dollars. In addition, appreciation or depreciation in the value of the RMB SGD and MYR relative to the US dollar would affect our financial results reported in US dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into US dollars as well as earnings from, and the value of, any US dollar-denominated investments we make in the future.

As our main functional currency, the RMB has no longer been pegged to the US dollar since July 2005. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the US dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

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

Future inflation in China may inhibit our ability to conduct business in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. During the past ten years, the rate of inflation in China has been as high as 5.9% and as low as -0.8%. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products and our company.

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

Heightened scrutiny of acquisition transactions by PRC tax authorities may have a negative impact on Chinese company’s business operations and its acquisition strategy.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, effective on January 1, 2008, and the Announcement on Several Issues Related to Enterprise Income Tax for Indirect Asset Transfer by Non-PRC Resident Enterprises , or SAT Announcement 7, effective on February 3, 2015, issued by the SAT, if a non-resident enterprise transfers the equity interests of or similar rights or interests in overseas companies which directly or indirectly own PRC taxable assets through an arrangement without a reasonable commercial purpose, but rather to avoid PRC corporate income tax, the transaction will be re-characterized and treated as a direct transfer of PRC taxable assets subject to PRC corporate income tax. SAT Announcement 7 specifies certain factors that should be considered in determining whether an indirect transfer has a reasonable commercial purpose. However, as SAT Announcement 7 is newly issued, there is uncertainty as to the application of SAT Announcement 7 and the interpretation of the term “reasonable commercial purpose.”

Under SAT Announcement 7, the entity which has the obligation to pay the consideration for the transfer to the transferring shareholders has the obligation to withhold any PRC corporate income tax that is due. If the transferring shareholders do not pay corporate income tax that is due for a transfer and the entity which has the obligation to pay the consideration does not withhold the tax due, the PRC tax authorities may impose a penalty on the entity that so fails to withhold, which may be relieved or exempted from the withholding obligation and any resulting penalty under certain circumstances if it reports such transfer to the PRC tax authorities.

Although SAT Announcement 7 is generally effective as of February 3, 2015, it also applies to cases where the PRC tax treatment of a transaction that took place prior to its effectiveness has not yet been finally settled. As a result, SAT Announcement 7 could be determined by PRC tax authorities to be applicable to the historical reorganization, and it is possible that these transactions could be determined by PRC tax authorities to lack a reasonable commercial purpose. As a result, the transfer of shares by certain shareholders to other parties could be subject to corporate income tax of up to 10% on capital gains generated from such transfers, and PRC tax authorities could impose tax obligations on the transferring shareholders or subject us to penalty if the transferring shareholders do not pay such obligations and withhold such tax.

SAT Announcement 7 and its interpretation by relevant PRC authorities clarify that an exemption provided by SAT Circular 698 for transfers of shares in a publicly-traded entity that is listed overseas is available if the purchase of the shares and the sale of the shares both take place in open-market transactions. However, if a shareholder of an entity that is listed overseas purchases shares in the open market and sells them in a private transaction, or vice-versa, PRC tax authorities might deem such a transfer to be subject to SAT Circular 698 and SAT Announcement 7, which could subject such shareholder to additional reporting obligations or tax burdens. Accordingly, if a holder of the Company’s ordinary shares purchases such ordinary shares in the open market and sells them in a private transaction, or vice-versa, and fails to comply with SAT Circular 698 or SAT Announcement 7, the PRC tax authorities may take actions, including requesting to provide assistance for their investigation or impose a penalty on it, which could have a negative impact on the company’s business operations.

Under the EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

On March 16, 2007, the National People’s Congress of China passed a new Enterprise Income Tax Law, or the EIT Law, and on November 28, 2007, the State Council of China passed its implementing rules, which took effect on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the Notice, further interpreting the application of the EIT Law and its implementation non-Chinese enterprise or group controlled offshore entities. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate chops, board and shareholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management often resident in China. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10% when paying dividends to its non-PRC shareholders. However, it remains unclear as to whether the Notice is applicable to an offshore enterprise incorporated by a Chinese natural person. Nor are detailed measures on imposition of tax from non-domestically incorporated resident enterprises are available. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

We may be deemed to be a resident enterprise by Chinese tax authorities. If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on financing proceeds and non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, although under the EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC stockholders from transferring our shares.

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

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Unlike public reporting companies whose operations are located primarily in the United States, however, substantially most of our operations are located in China. Since substantially all of our operations and business takes place in China, it may be more difficult for the staff of the SEC to overcome the geographic and cultural obstacles that are present when reviewing our disclosure. These same obstacles are not present for similar companies whose operations or business take place entirely or primarily in the United States. Furthermore, our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review of the China Securities Regulatory Commission, a PRC regulator that is tasked with oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any due diligence on our company and with the understanding that none of our SEC reports, other filings or any of our other public pronouncements has been reviewed or otherwise been scrutinized by any local regulator.

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

Securities class action litigation is often instituted against companies following periods of volatility in their share price. This type of litigation could result in substantial costs to us and divert our management’s attention and resources. Moreover, securities markets may from time to time experience significant price and volume fluctuations for reasons unrelated to operating performance of particular companies. For example, in July 2008, the securities markets in the United States, China and other jurisdictions experienced the largest decline in share prices since September 2001. These market fluctuations may adversely affect the price of our ordinary shares and other interests in our company at a time when you want to sell your interest in us.

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

The Board of Directors decides if and when the company will pay cash dividends. On February 9, 2015, we declared a special cash dividend of US$0.40 per share to the holders of the Company’s ordinary shares. The record day was February 23, 2015, and payment day was March 16, 2015. The decision to pay dividends will depend on many factors from time to time, including the cash needs of the company and its subsidiaries, the legal requirements of Chinese companies to maintain stated capital amounts, and the tax policies of the various jurisdictions in which we operate. There can be no assurance that there will be regular cash dividends.

If we fail to comply with the continued listing requirements of NASDAQ, we would face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us.

Our ordinary shares are traded and listed on the Nasdaq Global Select Market under the symbol “HOLI.” The ordinary shares may be delisted if we fail to maintain certain listing requirements of the Nasdaq Stock Market, or NASDAQ.

We cannot ensure you that we will continue to comply with the requirements for continued listing on The NASDAQ Global Select Market in the future. If our shares lose their status on The NASDAQ Global Select Market and we are not successful in obtaining a listing on The NASDAQ Capital Market, our shares would likely trade in the over-the-counter market. If our shares were to trade on the over-the-counter market, selling our shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our shares are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our shares, further limiting the liquidity of our shares. These factors could result in lower prices and larger spreads in the bid and ask prices for our shares. Such delisting from The NASDAQ Global Select Market and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

As a foreign private issuer, we are permitted to rely on exemptions from certain NASDAQ corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our securities.

We are exempted from certain corporate governance requirements of the Nasdaq Stock Market by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country, the BVI in lieu of certain corporate governance requirements of NASDAQ. As result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

•	have a majority of the board be independent (although all of the members of the audit committee must be independent under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act);

•	have a compensation committee and a nominating committee to be comprised solely of "independent directors; and

•	hold an annual meeting of shareholders no later than one year after the end of the Company’s fiscal year-end.

As a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

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

Our corporate affairs are governed by our memorandum and articles of association, by the BVI Business Companies Act, 2004 (as amended), or the BVI Act, and by the common law of the BVI. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management and the rights of our shareholders differ from those that would apply if we were incorporated in the United States or another jurisdiction. The rights of shareholders under BVI law may not be as clearly established as are the rights of shareholders in the United States or other jurisdictions. Under the laws of most jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. BVI law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in United States jurisdictions. In addition, the circumstances in which a shareholder of a BVI company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most United States jurisdictions. The directors of a BVI corporation, subject in certain cases to court approval but without shareholder approval, may implement a reorganization, merger or consolidation, the sale of any assets, property, part of the business, or securities of the corporation, subject to a limit of up to 50% of such assets. The ability of our board of directors to create new classes or series of shares and the rights attached by amending our memorandum of association and articles of association without shareholder approval could have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our ordinary shares at a premium over then current market prices. Thus, our shareholders may have more difficulty protecting their interests in the face of actions by our board of directors or our controlling shareholders than they would have as shareholders of a corporation incorporated in another jurisdiction.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. shareholders.

We believe that we are not considered a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our tax year ended June 30, 2015.  However, each year we must make a separate determination as to whether we are a PFIC.  We cannot assure you that we will not be a PFIC for our tax year ending June 30, 2016 or any following tax year. If a non-U.S. corporation either (i) has at least 75% of its gross income is passive income for a tax year or (ii) has at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a tax year) attributable to assets that produce or are held for the production of passive income, then the non-U.S. corporation will be deemed a PFIC. The market value of our assets may be determined to a large extent by the market price of our ordinary shares. If we are treated as a PFIC for any tax year during which U.S. shareholders hold ordinary shares, certain adverse United States federal income tax consequences could apply to such U.S. holders.

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

On July 1, 2011, we purchased 100% of the equity of Concord for a combination consideration of cash and stock for a total value of approximately $42.9 million. Concord provides electric solutions with end-to-end design, engraving, engineering, procurement, project management, construction and commissioning, and maintenance, active in the rail industry in Singapore, UAE and Saudi Kingdom and the building retrofit market in Singapore.

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

We are a leading provider of automation and control technologies and products in China and increasingly in Southeast Asia, India and the Middle East that enable our diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, we have approximately 3,600 employees with a nationwide China presence in around 50 cities and with subsidiaries and offices in Southeast Asia, India and the Middle East. We serve over approximately 6,000 customers in the industrial, railway, subway, nuclear power, and mechanical and electronic industries in China, Southeast Asia, India, Europe and the Middle East. Our proprietary technologies are applied through our industrial automation solution suite, including the DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, nuclear power non-safety automation and control system HolliAs-NMS DCS and other products.

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

We have a substantial reputation in the PRC domestic industrial automation industry for our comprehensive capabilities and have focused on the development of this market. We carry out integrated solution projects for, render automation services to, or sell our products to, national or multi-provincial companies with subsidiaries located throughout China. To date, we have served more than 6,000 industrial enterprise customers including state-owned enterprises, multinational corporations and local private companies and have undertaken over 20,000 projects. We believe that the quality of our systems is unsurpassed by local Chinese competitors and is comparable to high-end foreign suppliers of DCS and the history of our projects supports that view. For example, after three years of review and analysis, BASF, a large multi-national company, has designated us as a potential qualified DCS vendor for the company, a distinction shared with large multinationals such as ABB and Emerson.

We have also entered the PLC market, which is mainly used in discrete control applied to a wide array of industries. PLCs are usually integrated together into machines providing control at the machinery level. With more of our proprietary products introduced into the market and the behavioral change of customers’ purchasing practice, we gradually changed our market and sales positioning from a single DCS/PLC product provider, to a total solution provider encompassing third-party hardware-centric products such as instrumentation and actuators, our proprietary DCS/PLC products, and valued-added software packages such as AMS (Asset Management System), MES (Manufacturing Execution System), APC (Advanced Process Control), OTS Simulation (Operator Training System), and others. The safety system SIS (Safety Instrumentation System), certified under European safety standards and newly introduced to the market in July 2012 will further round out our proprietary product suite in the industrial automation segment.

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

Internationally, we have a strong presence through Concord and Bond in Southeast Asia and increasingly in the Middle East, India and Hong Kong SAR. Through these acquisitions, we are expanding and deepening our ability to offer mechanical and electrical solutions in design, engineering, procurement, project management, construction and commissioning, and maintenance to a wide range of industries, such as manufacturing, banks, hospitals, airports, power plants, commercial centers, hotels, and infrastructure works. We believe that our present leadership position in the high-growth segments is attributable to our vision, execution, and strong research and development capabilities.

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

Our revenue increased from approximately $321.7 million in fiscal year 2012, to approximately $531.4 million in fiscal year 2015, representing a compounded annual growth rate (CAGR) of approximately 18.2% for the past three years. During the same period, our non-GAAP net income attributable to Hollysys increased by a CAGR of approximately 21.7% from $57.4 million in fiscal year 2012 to $103.3 million in fiscal year 2015. These significant increases reflect our success in exploring new business areas and our increasing market penetration. We continually seek to broaden our market reach by introducing new products and improving our profit margin through new business areas such as railway control systems and nuclear power plant control, while exploring international market to fulfill our mission of sustainable and high growth.

Strategy

The goal for Hollysys is to become one of the world's well-known automation and control technology and product providers. To meet this goal we plan to enhance the core competencies that have made us a leading domestic automation and control solutions provider in China, the only Chinese company qualified to design and manufacture non-safety control systems of nuclear power stations, and a leader in the industrial automation and in the high-speed rail and subway sectors. The principal elements of our core business strategies are as follows:

•	To further establish our leadership position as a dominant automation and control solutions provider across all the addressable market segments– We seek to be a potential industry consolidator in China and Southeast Asia to become a leading provider of industrial automation and control technology applications for clients in various industries, by presenting ourselves as a total solution provider. We seek to further penetrate the industrial automation and railway business with more proprietary products to enhance our leading position and market share. Since the majority of our customers operate in a wide range of industries, we stand to be a prime beneficiary of China’s and increasingly Southeast Asia’s industrial automation market growth, driven by environment protection, clean energy, lower carbon emission, national economic development, and rising labor costs in the Asia region. Our combination of patented technologies, strong research and development capabilities, ability to leverage strategic alliances and acquisitions to enter and penetrate new market segments, and a comprehensive understanding of the Chinese and Southeast Asia markets should allow us to capitalize on these growth opportunities.

•	To continuously enhance our leadership position in technology – We have long been recognized as a pioneer in the development of industrial automation and control technology and applications in China. We are continuously seeking ways to improve our existing product lines while being committed to the development of new applications, platforms, and products. In order to maintain our leadership in technology, we have devoted significant resources to the research and development that is undertaken by a group of trained and skilled experts and engineers. We have improved 5th generation DCS named HOLLiAS-K, which is superior to the performance of the 4th generation in terms of reliability, flexibility, and ease of use. Hollysys has applied its years of experiences from nuclear DCS into the design of HOLLiAS-K. Flexible architectures of P-to-P (Peer to Peer), C/S (Client/Server), or hybrid system can be selected according to the project scale. Industry specific software solutions are designed for better customization leveraging our deep industry knowhow and expertise. Further advantages such as vertical mounting, modular connection, and tilted I/O design make the engineering and wiring more effective and deliver the customers faster and more stable field installation. We also developed China’s first proprietary Safety Instrumented System, named HiaGuard-SIS, and passed Safety Integrity Level 3 certification in compliance with the most stringent European standards. HiaGuard-SIS is a critical safety protection system comprising sensors, logic solvers and actuators for the purposes of taking a process to a safe state when normal predetermined set points are exceeded, or safe operating conditions are violated. The SIS developed by Hollysys is applicable to ESD (Emergency Shutdown System), PSD (Process Shutdown System), FGS (Fire and Gas Systems), BMS (Burner Management System), and ETS (Emergency Trip System). Besides, we are continuously devoting resources to research and development on our addressable market related technologies and products, and international market, including track circuit subway signaling system, industrial automation motion control, machinery control products and technologies to complement our existing product portfolio.

•	To actively explore and prepare for international market expansion– Management is pursuing a strategy for Hollysys to have meaningful revenue generated from the international market and to become one of the prominent and well-known automation and control players in the world. We made significant progress in this business objective through the acquisitions of Concord and Bond, both of which are headquartered in Singapore, by which we obtained a well-established distribution channel and customer/partner bases to cross-sell our products in the rail and industrial automation segments and building automation and retrofit segments, and seasoned management teams to form the core of our international team. We have also increased our mechanical and engineering solution capabilities and are expanding to be able to serve a wider array of industries. We entered into a contract with Hong Kong MTR Corporation to supply the entire high-speed rail signaling system to Shenzhen-Hong Kong Express Rail with a total contract value amounted to approximately US$85 million, including the main contract signed and the supplementary contracts obtained subsequently, In addition, we signed the contract with Land Transport Authority in Singapore to provide the Integrated Supervisory Control System for the Thomson & Eastern Region Lines in Singapore valued at approximately SGD 16 million.

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

Because China Railway Corporation employs its own administrative admission system, our high-speed rail signaling products that are currently deployed in China’s high-speed rail lines do not have European safety standard certification, which is a prerequisite for the rail market outside of China. To enter overseas rail market and satisfy international requirements, we have redesigned the whole set of our high-speed rail signaling systems, based wholly on our own proprietary technologies, and passed European Safety Standards SIL 4 certification (Safety Integrity Level 4) including ATP (Automatic Train Protection), TCC (Train Control Center), LEU (Line-Side Electronic Unit), BTM (Balise Transmission Module), TSRS (Temporary Speed Restriction Server), HVC (Hollysys Vital Computer) and Interlocking system in the high-speed rail sector.

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

Industrial Automation:

Our principal offering is a comprehensive suite of automation systems for a wide spectrum of industrial market clientele, ranging from petrochemical, thermal power industries, to nuclear and pharmaceutical industries. Our comprehensive suite of automation solution consists of third-party hardware-centric products such as instrumentation and actuators, our proprietary software-centric DCS/PLC, and valued-added software packages such as RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), and SIS (Safety Instrumentation System). The two mainstream products for this market segment are our DCS products and our PLC. DCS are a network of controllers, sensors, actuators and other devices that can be programmed to control outputs based on input conditions through logic calculations. In an automated production line, sensors or so-called “instrumentations” are distributed across the production facility to monitor sub-systems like the robots, CNC machines, and logistic tools. These sensors are like human eyes, which monitor the process, and detect any abnormal situations. The information collected from those sensors is then transmitted to the DCS for centralized data processing through communication networks. The central computer (brain) processes information and generates commands, based on sophisticated algorithmic and pre-set parameters. These commands are then sent to actuators (muscles/bones) through communication devices to execute the orders and maintain production flow. PLCs are small computer devices installed on machines or equipment, for example, on a factory assembly line, for manufacturing automation.

As the only proven domestic automation control systems provider to the nuclear power industry in China, we provide our HOLLiAS-NMS DCS product to China’s nuclear power industry. In a nuclear power station, the nuclear island operates to transform nuclear energy to heat energy, and pass on the steam generated by the steam generator to the conventional island, where steam drives the turbine to generate the electricity, and pass on to the transformer for loading onto the grid. Our HOLLiAS-NMS proprietary control systems are now used for non-safety operation control. The know-how was accumulated from our industrial DCS applications in high-end, conventional energy power plants, with much more sophisticated software and hardware specifications, and more stringent production and quality assurance process. Our nuclear joint venture with China General Nuclear Power Corporation and China Techenergy Co., Ltd., has already successfully completed developing its proprietary safety nuclear power automation and control system and has started to commercialize such technology.

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

We have provided our SCADA system to China’s subway market for many years, including the Beijing Subway, Guangzhou Metro, Shenzhen Metro, Tianjin Metro and Dalian Metro. SCADA is an open software platform to enable integrated and unified monitoring of all necessary sub-systems of the subway, including the Power Supervisory Control and Data Acquisition System, Building Automatic System, Fire Alarm System, Platform Screen Door System, Access Control System, Closed Circuit Television, Passenger Information System, Passenger Train Information System, and Alarm System. Given the exponential growth in China’s subway market and the continued growth expected for the decades to come, Hollysys has developed its proprietary Subway Signaling System, based on its strong research and development capability and technical know-how of signaling application accumulated from high-speed rail. Currently the development and certification according to the European safety standards are basically finished. The current subway signaling market is predominantly occupied by multi-national corporations, such as Siemens, Alstom.

We are supplying the entire high-speed rail signaling system to Shenzhen-Hong Kong high-speed rail line for the Hong Kong MTR, which marked our breakthrough to the international high-speed rail signaling market. In addition, we signed a contract with Land Transport Authority ("LTA") in Singapore to provide our proprietary Integrated Supervisory Control System for Thomson & Eastern Region Lines in Singapore.

Mechanical and Electrical:

We established a stronger foot-hold in Southeast Asia through two acquisitions of Concord and Bond in 2011 and 2013 respectively. Concord and Bond mainly provide mechanical and electrical solutions, including design, engineering, procurement, project management, construction and commissioning, and maintenance related services. Concord mainly focuses on Singapore, UAE and Saudi Kingdom markets, and Bond mainly focuses on factories, data centers, banks, hospitals, airports, power stations, gas and instrumentation plants, hotels, commercial centers, residential buildings and infrastructure works in Malaysia. Through the acquisitions, the Company seeks to expand the existing distribution and marketing channels to cross sell the Company’s existing product lines to the fast growing Southeast Asia and the Middle East markets.

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

We customize our floor plans based on careful on-site studies, build design-specific network systems using our proprietary technology and software, and offer manufacturing execution system services to ensure that real-time management control is available to our customers in a streamlined and easy-to-use manner.

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

We believe China’s industrial automation growth rate will continue to be significant. We see China is enjoying a healthy growth rate given its relative current lower penetration rate and the rising cost of labor. The client base includes large state-owned enterprises, multi-national companies, and other domestic companies. Our main competitors in this field are global players such as ABB, Siemens, and Emerson, as well as Supcon from China. We believe that the Hollysys brand recognition and market reputation and our strong research and development capabilities will continuously enable us to penetrate high-margin market segments currently dominated by foreign companies, although the external environment is weak, we will strive to ensure our revenue from this industrial market to grow at a rate continuously exceeding the industry average.

We are well-positioned to benefit from China’s nuclear power development. At present, China’s nuclear power sector is relatively underdeveloped, with the vast majority of power generated by coal-fired power plants. According to figures announced by China Nuclear Energy Association, by April 22, 2015 there were 23 nuclear reactors in commercial operation in China, providing approximately 21.39 GW of power. This represents a very small fraction of the total installed gross capacity of power generation. In terms of electricity generated watt per hour, the nuclear electricity generated by now is approximately 2%-3%, lagging far behind the world average of 15%, with France being the highest with 70% of its power generated from nuclear power plants. Driven by clean energy initiatives and China’s commitment of reducing its carbon emission by 45% per GDP unit by 2020, China’s installed nuclear power generating capacity is expected to reach 70GW-80GW by 2020. Typically, one nuclear reactor generates 1GW electricity.

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

Rail Transportation Market

Another important end-market for Hollysys is the high-speed rail market in China, where we command a leading position in providing high-speed rail signaling systems to ensure the safety of passenger train movement. The China Railway Corporation developed a national high-speed rail signaling technological standard, the China Train Control System, or the CTCS. Under the CTCS, the standard governing the 200-250km/hour speed category is called C2, while C3 governs the 300-350km/hour category. These standards are different from the international standards propounded by European organizations or Japan.

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

We also worked to expand our rail products supply such as track circuit. We have finished one year testing of track circuit and the official admission progress and got the permit to enter track circuit market which is a another sizable market. We are entering into this market and expecting to gain our first track circuit contract in the near future.

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

In Southeast Asia, there are also extensive subway lines construction and subway signaling system reconstruction projects due to the operation safety and efficiency concern in high population density areas such as Hong Kong, Singapore and Malaysia. There are several subway lines in construction in Hong Kong and Southeast Asia, including Hong Kong Shatin to Central Link, South Island Line East, Kwun Tong Line Extension and West Island Line in Hong Kong, and Thomson Line (TSL) in Singapore and MRT Line No. 2 in Kuala Lumpur, Malaysia. Besides, the reconstruction of subway signaling systems will be a huge opportunity, like the North-South and East-West lines which Hollysys has participated in the signaling reconstruction in Singapore. As more and more subway signaling systems in developed countries approach their over mature period, which will offer continuous opportunities for Hollysys to be the subway signaling system replacement and upgrading provider.

Mechanical and Electrical Solutions Market

We offer mechanical and electrical solutions (M&E) through Concord and Bond in Southeast Asia, the Middle East and Hong Kong. Through acquisitions of the above entities, we are expanding and deepening our ability to offer mechanical and electrical solutions in design, engineering, procurement, project management, construction and commissioning, and maintenance to a wide range of industries, such as manufacturing, banks, hospitals, airports, power plants, commercial and residential buildings, hotels, and railway and subway lines.

Extensive constructions in infrastructure in Southeast Asia and Middle East result in significant demands for M&E solutions. Taking Malaysia for example, the estimated total gross development value (GDV) in Iskandar development area is around $118 billion, where estimated M&E sector potential worth is $23.56 billion in the areas such as education, commercial, residential, factories and theme park project; the estimated total GDV in Sabah development area is around $32.3 billion, where estimated M&E potential worth is $6.5 billion including residential, resorts, commercial, oil & gas projects; the estimated total GDV of Sarawak Corridor is around $102.7 billion, where estimated M&E potential worth is $20.5 billion including renewable energy and energy resources, residential, commercial, factories projects.

In the rail transportation field, there are several subway lines under construction in Hong Kong and Southeast Asia, including, among others, Hong Kong Shatin to Central Link, South Island Line East, Kwun Tong Line Extension and West Island Line in Hong Kong, and Thomson Line (TSL) in Singapore and MRT Line No. 2 in Kuala Lumpur, Malaysia. Concord participated in the Singapore North-South and East-West subway lines signaling reconstruction project cooperating with Thales in 2012, Concord was responsible for design, installation, testing and commission for replacement of existing signaling systems. Bond and Concord will actively explore the M&E opportunities, and cooperate with Hollysys for the installation and implementation works for industrial automation and railway transportation total solution works in South East Asia and the Middle East.

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

In the PRC high-speed rail business, as the China Railway Corporation employs an administrative admission system and China has established its national rail technology standard, the China Train Control Standard (CTCS), we believe that competition from multi-national companies will decrease gradually. Currently, Hollysys is one of three entities that supply signaling products to China’s 200-250km/h segment of the high-speed rail market. The other two are China Rail Signal & Communication Corp. (CRSC) and China Academy of Railway Science. Hollysys is one of two signaling product providers to China’s 300-350km/h segment of the high-speed rail market. The other provider is CRSC. In the subway business and the SCADA market, we mainly compete with Nanjing Automation Research Institute (NARI). In nuclear automation segment, we mainly compete with multi-national corporations such as Siemens, Areva, and Invensys. The major competitors in the international rail and subway signaling markets are Bombardier and Alstom.

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

When compared to our competitors, apart from satisfying certain local based criteria, we believe that our key competitive edge is the provision of better value for money to our customers with the following distinctive attributes:

•	Emphasis on Engineering. Engineers are a critical element of effective design of both hardware and software components of automation equipment and systems. For western companies, they are also a very costly element of the process. Even the largest western companies face constraints in the size of their engineering staff due to the high salaries and attendant costs. One of our competitive advantages is the lower cost of engineers in China relative to those in the Western nations. Applying high levels of engineering effort to each product enables us to provide a solution that is tailored not only to the industry in which the customer operates, but also to the customer’s specific needs. That custom solution is provided at a cost that is typically lower than the generic products of our competitors.

•	Industry Process Knowledge. We devote substantial time and effort to understand our customers and their business. This knowledge helps to ensure that the systems we design will provide the optimum in benefits for our customers. We maintain this information in an extensive “library” of industry process information that we utilize to speed up the system design process and to maximize the quality of the result, while at the same time minimizing costs. As a result, we were able to take into account the widely varying degrees of sophistication and resources that our customers possess. The result of this strategy is to broaden our potential customer base and to consistently deliver products that are of value to these customers.

•	Integration Services. Western automation system companies are principally system platform suppliers and the role of integrating the systems into the customer’s overall management information system is generally left to independent firms. While such firms are widespread in western countries, China and other emerging market countries do not have a large number of systems integration companies to perform this work, as these companies have been historically unprofitable in China. We have bridged this gap by providing a vertically integrated solution to our customers that includes the integration of our hardware into the customers’ overall manufacturing and information systems. This combination of the two aspects of system design and installation take further advantage of a lower cost of engineering services and provides another benefit, as the design and integration teams can work together to produce the best result more quickly and efficiently, again lowering costs.

•	Core Technologies. Although we deliver tailored systems, our systems are based on basic modules of automation technology that are common across a broad array of industries and applications. Using these modules as a starting point, development of an industry and customer-specific product is both more efficient and produces a better result than starting from scratch each time. That means, with our labor cost advantages, we can provide a highly customized automation product at a very favorable cost.

•	Use of Engineering Sales Personnel. The use of trained engineers in product and system design is complemented by the use of engineers in the sales process as well. With engineers included in the sales process, we provide the ability to understand from the beginning the needs of the customer and how to address their issues and the ability to convey that information to the team that will ultimately develop the system to be installed.

•	Providing service for the Broad Array of Chinese Customers’ Capabilities. China’s rapid growth and industrialization distinguish it from other manufacturing nations in some ways. There are many “established” Chinese companies that operate in facilities that are decades old, many companies that operate in new or recently upgraded facilities, and the largest number that fall somewhere in between. We understand, to a greater extent than our western competitors, the full range of needs and capabilities that Chinese customers possess, and we have designed our business to meet them. As a result, we are able to offer even the most basic control systems solution while also providing the most sophisticated systems available to applications that meet the rigorous requirement of the highly complex and demanding nuclear power industry.

•	Pace of Product Development. Another way that we keep ahead of our competitors is by our pace of development. HOLLiAS-K is the 5th generation of Distributed Control System developed by us and released to the market. In 1993, we developed China’s first proprietary DCS to the market as our first generation system. During the past 20 years, we continuously moved ahead of the market and developed leading technologies, including China’s first proprietary large scale PLC in 2005, the earliest and till now the only domestic approved and applied nuclear power automation and control system HOLLiAS-NMS, China’s earliest subway SCADA and high-speed rail signaling system. We believe we have the capability to identify high-growth markets and quickly develop and deliver the most advanced technologies, while leveraging our strong R&D and innovative capabilities.

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

Seasonality

Like many other companies operating in China and Southeast Asia, our businesses tends to be slower in the March quarter due to the Chinese New Year.

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

•	Foreign Currency Regulations. We are subject to the PRC’s foreign currency regulations. The PRC government has control over RMB reserves through, among other things, direct regulation of the conversion of RMB into other foreign currencies. Although foreign currencies which are required for “current account” transactions can be bought freely at authorized Chinese banks, the proper procedural requirements prescribed by Chinese law must be met. At the same time, Chinese companies are also required to sell their foreign exchange earnings to authorized Chinese banks and the purchase of foreign currencies for capital account transactions still requires prior approval of the Chinese government.

•	Taxation. The EIT Law, as further clarified by the Implementation Rules of the EIT Law and the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the EIT Law, applies a unified enterprise income tax, or EIT, rate at 25% to both FIEs and domestic invested enterprises. The EIT rate applicable to the enterprises established before March 16, 2007 those were eligible for preferential tax rate according to the effective tax laws and regulations will gradually transition to the uniform 25% EIT rate by January 1, 2013. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “High and New Technology Enterprises strongly supported by the state,” (“HNTE”) subject to certain general factors described therein. “Administrative Measures for Assessment of High-New Tech Enterprises,” or Measures, and “Catalogue of High/New Tech Domains Strongly Supported by the State,” or Catalogue (2008), jointly issued by the Ministry of Science and Technology and the Ministry of Finance and State Administration of Taxation set forth general guidelines regarding criteria as well as application procedures for qualification as a HNTE under the New EIT Law. Both Beijing Hollysys and Hangzhou Hollysys have met the qualifications for the HNTE designation, effective from January 1, 2011 to December 31, 2016, and are accordingly subject to a reduced national enterprise income tax of 15% for the effective period.

•	Dividend Distribution. Under PRC law, FIEs in China, may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting principles. In addition, FIEs in China are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year for their general reserves until the accumulative amount of such reserves reaches 50% of registered capital. These reserves are not distributable as loans, advances or cash dividends. The board of directors of a FIE has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, and expansion (development) funds, which, once allocated, may not be distributed to equity owners except in the event of liquidation. In addition, under the new EIT Law, effective as of January 2008, dividends from our PRC subsidiaries to us are subject to a withholding tax of 10%.

The foregoing summary does not purport to be complete and is qualified by reference to the relevant provisions of applicable law in the jurisdictions in which we operate. We believe that we are currently in compliance with all applicable laws and regulations relating to our business.

Southeast Asia. The kinds of currency regulation, taxation regimes and dividend restrictions imposed in China are not replicated in Singapore, Malaysia, and other Southeast Asian markets in which we operate. Generally these markets are free-trade based economies, with no direct or indirect currency or similar operational barriers.

Marketing, Sales and Customer Support

Our marketing and sales activities are focused on the development of and addressing the growing demand for automation and control products, systems and services in the Chinese domestic market and the Southeast Asian, Indian and Middle Eastern markets. Our basic strategy is to build cooperative relationships with our customers, educating them about technological developments and reflecting their needs in our products and services.

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

As of June 30, 2015, we employed over 600 direct sales personnel through our subsidiaries in China, Southeast Asia, and the Middle East

C.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report.  We are a holding company with no operations of our own. We conduct our operations in China mainly through our Chinese operating companies, Beijing Hollysys, Hangzhou Hollysys and Hollysys A&D, in Southeast Asia and the Middle East mainly through Concord and Bond, in India mainly through HAIP, and in Europe mainly through Hollycon Italy.

39

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

Location	Approximate Sq. Meters
Beijing	120,000

Hangzhou	25,000

Singapore	1,200

Malaysia	3,400

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

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risk factors and the discussion of our business set forth in other parts of this annual report on Form 20-F.

Overview

Through our operating subsidiaries, we are one of the leading automation solutions providers in China, developing a number of core technologies and completing numerous projects utilizing a wide array of automation products. With our philosophy of sincere concern for customers and our technical innovation capabilities, we specialize in the research, development, production, sale and distribution of industrial automation for digital railway signals and information systems, e-government, motor drive transmissions and non-safety controls for nuclear power reactors.

The main channel through which we obtain our automation system business is the procurement bidding process. Customers propose their requirements and specifications via legally binding bid documents. Companies interested in obtaining the contract can respond with an appropriate bid.

We derive our revenue mainly from three operating segments including industrial automation, railway transportation and mechanical and electrical solutions. More than 90.0% of our total consolidated revenues derived from integrated contracts we have won through the bid process. In addition, we generate revenue from sales of spare parts and component products to customers for maintenance and replacement purposes after the completion of the integrated solution contract, and from providing maintenance and training service, after the warranty period to customers for efficiency improvement or environment protection purpose; which tends to provide a recurring revenue stream. Spare part and component sales and services rendered are not part of the integrated solutions contracts.

The purpose of an integrated solutions contract is to furnish an automation system that provides the customer with a total solution for the automation or process control requirement being addressed. The automation system and total solution we offer, consisting of hardware, software and services, is customized to meet the customer’s particular needs and technical specifications. None of the hardware, software and services has independent functionality, and therefore, is not sold separately to customers. The following table sets forth the information regarding the integrated contracts we won during the last three fiscal years and the integrated backlog at the dates indicated:

	Years Ended June 30,
	2013	2014	2015
Number of new contracts won during the year	3,281	3,362	2,256
Total amount of new contracts (million)	$481.5	$635.1	$587.7
Average price per contract	$146,742	$188,899	$260,505

	Years Ended June 30,
Backlog Situation:	2013	2014	2015
Contracts newly entered and unfinished (million)	$290.1	$257.5	$280.5
Contracts entered in the prior year and unfinished (million)	$198.6	$297.6	$288.1
Total amount of backlog (million)	$488.7	$555.1	$568.6

Key Factors Affecting Our Growth, Operating Results and Financial Condition

Our future growth, operating results and financial condition will be affected by a number of factors including:

•	The ability in developing and acquiring new products and systems in order to improve competitiveness, which can increase both sales revenue and margins. The success of our business depends in great measure on our ability to keep pace with or even lead changes that occur in our industry.

•	The success in expanding our business in targeted emerging markets and overseas markets, which may require us to overcome domestic competition and trade barriers.

•	Our ability to retain our existing customers and to obtain additional business opportunities. Since we do not have long-term purchase commitments from customers, our customers can shift to other competitors for future projects. It is important to maintain our customer base in order to sustain and expand our business.

•	The success of our business also depends on securing a steady stream of new customers. In order for our business to continue to succeed and grow, it is vital to secure contracts with new customers on a regular basis.

•	The ability to secure adequate engineering resources and relatively low cost engineering staff can increase our profitability and potential business prospects. One of the competitive advantages that we enjoy is the access to lower cost engineering staff as compared to those of our Western and Japan-based competitors. The plentiful supply of affordable engineering talent in China is a key element of our overall business strategy.

•	Further improvement in product design and maintaining high standard of quality control, which can reduce or avoid product defects. Any product defects will result in additional costs and cause damage to our business reputation.

•	The ability to secure and protect our intellectual property rights is critical, as our business is based on a number of proprietary products and systems, and we strive to strengthen and differentiate our product portfolio by developing new and innovative products and product improvements.

•	The success in penetrating into the railway, conventional and nuclear power market sectors can develop revenue streams and improve margins. In addition to the traditional industrial automation business, our plan for future growth includes an increasing emphasis on rail control systems, power generation control systems and mechanical and electrical solutions both in China and internationally.

•	The ability to obtain greater financial resources to match or even exceed our major competitors, in order to compete effectively with them, and to weather any extended weaknesses in the automation and control market.

•	The continued growth in the Chinese and Southeast Asia industry in general. This continued growth will create more business opportunities for us, because industrial companies in Asia are our principal source of revenues.

•	The ability to maintain key personnel and senior management, who will have significant impact and contribution to our future business. The ability to attract and retain additional qualified management, technical, sales and marketing personnel will be vital.

•	The continuation of the preferential tax treatment and subsidies currently available to our PRC subsidiaries will be critical to our future operating results. If governmental subsidies were reduced or eliminated, our after-tax income would be adversely affected.

•	The exchange rate fluctuation of RMB and SGD against US dollars will result in future translation gain or loss as most of our assets are denominated in RMB and SGD. In addition, some of our raw materials, components and major equipment are imported from overseas. In the event that the RMB and SGD appreciate against other foreign currencies, our costs will decrease and our profitability will increase. However, the impact will be the other way around if RMB and SGD depreciate against other foreign currencies.

Critical Accounting Policies

Business combinations

The Company accounts for its business combinations using the purchase method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”). The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total cost of the acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statements of comprehensive income.

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

The Company reviews and updates the estimated total costs of integrated solution contracts at least semi-annually. The Company accounts for revisions to contract revenue and estimated total costs of integrated solution contracts, including the impact due to approved change orders, in the period in which the facts that cause the revision become known as changes in estimates. Unapproved change orders are considered claims. Claims are recognized only when it has been awarded by customers. Excluding the impact of change orders, if the estimated total costs of integrated solution contracts, which were revised during the years ended June 30, 2013, 2014 and 2015, had been used as a basis of recognition of integrated contract revenue since the contract commencement, net income for the years ended June 30, 2013, 2014 and 2015 would have been decreased by $11,252,708, $4,435,843 and $26,232,000 respectively; basic net income per share for years ended June 30, 2013, 2014 and 2015 would have been decreased by $0.20, $0.08, and $0.45, respectively; and diluted net income per share for the years ended June 30, 2013, 2014 and 2015, would have decreased by $0.20, $0.08, and $0.44, respectively. Revisions to the estimated total costs for the years ended June 30, 2013, 2014 and 2015 were made in the ordinary course of business.

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

Service rendered

The Company has in recent years extended its service offerings as described below. The Company mainly provides two types of services:

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

Revenue from services was not presented separately in the consolidated statement of comprehensive income for the fiscal year ended June 30, 2013 as the amounts was immaterial.

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

Accounts receivable and costs and estimated earnings in excess of billings

Performance of the integrated contracts will often extend over long periods and the Company’s right to receive payments depends on its performance in accordance with the contractual agreements. There are different billing practices in the PRC and overseas operating subsidiaries including Concord and Bond. For the Company’s PRC subsidiaries, billings are issued based on milestones specified in contracts negotiated with customers. In general, there are four milestones: 1) project commencement, 2) system manufacturing and delivery, 3) installation, trial-run and customer acceptance, and 4) expiration of the warranty period. The amounts to be billed at each milestone are specified in the contract. All contracts have the first milestone, but not all contracts require prepayments. The length of each interval between two continuous billings under an integrated contract varies depending on the duration of the contract (under certain contracts, the interval lasts more than a year) and the last billing to be issued for an integrated solution contract is scheduled at the end of a warranty period. For Concord and Bond, billing claims rendered are subject to the further approval and certification of the customers or their designated consultants. Payments are made to Concord or Bond based on the certified billings according to the payment terms mutually agreed between the customers and Concord or Bond. Certain amounts are retained by the customer and payable to Concord and Bond upon satisfaction of final quality inspection or at the end of the warranty period. The retained amounts which were recorded as accounts receivables were $6,549,418 $9,653,052 and $10,380,000 for the three years ended June 30, 2013, 2014 and 2015 respectively. Prepayments received are recorded as deferred revenue. The deferred revenue will be recognized as revenue under the percentage of completion method along with the progress of a contract. If no prepayment is received by the Company, revenue will be recognized through costs and estimated earnings in excess of billings.

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

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. The Company’s goodwill outstanding at June 30, 2015 was related to the acquisition of Concord and Bond (see note 3). In accordance with ASC 350, Intangibles, Goodwill and Other (“ASC 350”), goodwill is not amortized, but rather is tested for impairment at least annually or more frequently if there are indicators of impairment present.

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

Share-based compensation

The Company accounts for share-based compensation in accordance with ASC 718, Compensation-Stock Compensation (“ASC 718”). The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award. The compensation cost for each vesting tranche in an award subject to performance vesting is recognized ratably from the service inception date to the vesting date for each tranche. To the extent the required service and performance conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in a subsequent period if actual forfeitures differ from initial estimates.

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

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (for example, insurance contracts or lease contracts). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (1) Identify the contract(s) with a customer; (2) Identify the performance obligations in the contract; (3) Determine the transaction price; (4) Allocate the transaction price to the performance obligations in the contract; (5) Recognize revenue when (or as) the entity satisfies a performance obligation. In August 2015, FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606) Deferral of the Effective Date (“ASU 2015-14), this update defers the effective date of ASU 2014-09 for all entities by one year. For a public entity, ASU 2014-09 is now effective for annual reporting periods beginning after December 15, 2017 including interim periods within that reporting period. Early adoption is not permitted. The Company is currently evaluating the impact of the adoption of this standard.

In January 2015, FASB issued ASU No. 2015-01, Income Statement—Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items (“ASU 2015-01”), this update eliminates from GAAP the concept of extraordinary items. Subtopic 225-20, Income Statement—Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. The amendments in ASU 2015-01 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The Company will adopt ASU No. 2015-01 on July 1, 2016, and does not expect the adoption of this update to have a material effect on the consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”). ASU No. 2015-02 focuses on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. ASU No. 2015-02 simplifies consolidation accounting by reducing the number of consolidation models from four to two. In addition, the new standard simplifies the FASB Accounting Standards Codification and improves current guidance by: (i) placing more emphasis on risk of loss when determining a controlling financial interest; (ii) reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a Variable Interest Entities (“VIE”); (iii) changing consolidation conclusion for public and private companies in several industries that typically make use of limited partnerships or VIEs. ASU No. 2015-02 will be effective for periods beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. The Company will adopt ASU No. 2015-02 on July 1, 2016, and does not expect the adoption of this update to have a material effect on the consolidated financial statements.

In April 2015, FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). The amendments in this update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this update. An entity should apply the new guidance on a retrospective basis, wherein the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance. Upon transition, an entity is required to comply with the applicable disclosures for a change in an accounting principle. These disclosures include the nature of and reason for the change in accounting principle, the transition method, a description of the prior-period information that has been retrospectively adjusted, and the effect of the change on the financial statement line items (that is, debt issuance cost asset and the debt liability). For public business entities, the amendments in ASU No. 2015-03 are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption of the amendments in ASU 2015-03 is permitted for financial statements that have not been previously issued. The Company has early adopted ASU 2015-03 on a retrospective basis. There were no prior-period adjustments made to the consolidated financial statements for the years ended June 30, 2013 and 2014 as there were no debt issuance costs incurred. In addition, the impact on current fiscal year’s consolidated financial statements was immaterial.

In July 2015, FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory (“ASU 2015-11”) The amendments in ASU 2015-11 do not apply to inventory that is measured using last-in, first-out (LIFO) or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out (FIFO) or average cost. An entity should measure inventory within the scope of ASU 2015-11 at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. For public business entities, the amendments in ASU 2015-11 are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company will adopt ASU 2015-11 on July 1, 2016, and does not expect the adoption of this update to have a material effect on the consolidated financial statements.

A.	Financial Position

The following are some financial highlights for the fiscal year ended June 30, 2015:

•	Total assets increased by approximately $57.0 million, from approximately $926.7 million as of June 30, 2014, to approximately $983.7 million as of June 30, 2015. The increase was mainly due to an increase of approximately $45.7 million in cash and cash equivalents and approximately $21.3 million in time deposits with maturities over three months, which was partially offset by the decrease of costs and estimated earnings in excess of billings of approximately $22.9 million.

•	Cash and cash equivalents increased by $45.7 million, from approximately $162.2 million as of June 30, 2014, to approximately $207.8 million as of June 30, 2015. The increase was mainly due to $79.5 million cash generated from operating activities.

•	Accounts receivable at June 30, 2015 were approximately $252.5 million, a decrease of approximately $6.3 million, or 2.5%, compared to approximately $258.9 million at June 30, 2014. The decrease was mainly due to the fact that the Company managed to collect receivables more efficiently.

•	Cost and estimated earnings in excess of billings as of June 30, 2015, were approximately $165.3 million compared to approximately $179.7 million as of June 30, 2014, representing a decrease of approximately $14.4 million, or 8.0%. The decrease was mainly due to the fact that the Company successfully converted a larger portion of cost and estimated earnings in excess of billings into accounts receivable which subsequently turned into cash.

•	Inventory decreased by approximately $0.3 million, from approximately $35.1 million as of June 30, 2014, to approximately $34.7 million as of June 30, 2015.

•	Property, plant and equipment and prepaid land leases decreased by approximately $2.9 million, from approximately $94.7 million as of June 30, 2014, to approximately $91.9 million as of June 30, 2015.

•	Investments in equity investees decreased by approximately $2.6 million, from $15.1 million as of June 30, 2014, to approximately $12.5 million as of June 30, 2015. The decrease was mainly due to the share of net loss that the Company picked up from equity investees.

•	Total liabilities decreased by approximately $36.3 million or 8.4%, from approximately $434.6 million at June 30, 2014, to approximately $398.3 million as of June 30, 2015. The decrease in liabilities was mainly due to a decrease of approximately $15.2 million and $14.8 million respectively in current and non-current acquisition-related contingent payment and a decrease of approximately $30.4 million in accounts payable, all of which were partially offset by the increase of short-term bank loans and current portion of long-term loan of approximately $11.8 million and $5.6 million respectively.

•	Short-term bank loans increased by approximately $11.8 million, from approximately $4.5 million at June 30, 2014, to $16.3 million at June 30, 2015.

•	Accounts payable decreased by approximately $30.4 million, or 22.4% from approximately $135.7 million at June 30, 2014, to $105.3 million at June 30, 2015, mainly due to more payments made to our suppliers during the year.

•	Deferred revenue slightly increased by approximately $8.0 million, or 6.0%, from approximately $130.7 million at June 30, 2014, to approximately $138.6 million at June 30, 2015.

•	Deferred tax assets were $5.8 million as of June 30, 2015. Based on the Company’s historical operating results and order backlog, the Company believes that it is more than likely that the deferred tax assets net of valuation allowance would be realized.

B.	Operating Results

Comparison of Fiscal Years Ended June 30, 2015 and 2014

Revenues: For the fiscal year ended June 30, 2015, total revenues amounted to approximately $531.4 million, an increase of approximately $10.0 million, compared to approximately $521.3 million for the prior fiscal year, representing an increase of 1.9%.

Integrated contract revenue accounted for approximately $481.0 million of total revenues, an increase of approximately $2.7 million or 0.6%, compared to approximately $478.3 million for the prior fiscal year. The increase in integrated revenues was mainly attributable to an increase of approximately $10.9 million or 6.3% in rail transportation, and an increase of approximately $3.0 million or 2.8% in mechanical and electrical solutions business. The revenue increase was offset by a decrease of $11.0 million or 5.5% in industrial automation projects.

Approximately $39.8 million of total revenues was generated from product sales, an increase of approximately $7.8 million, or 24.6%, compared to approximately $31.9 million in product revenue for the prior year. Product revenue depends on overall demand for the Company’s spare parts for customers’ maintenance and replacement purposes.

Approximately $10.6 million of total revenue was generated from service rendered, a slightly decrease of $0.5 million compared to $11.1 million of last year.

The Company’s total revenue by segments was as follows:

(In USD millions)
	Fiscal year ended June 30,
	2014		2015
	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	224.4	43.0%	213.3	40.1%
Rail Transportation	178.1	34.2%	193.3	36.4%
Mechanical and Electrical Solution	108.8	20.9%	110.0	20.7%
Miscellaneous	10.0	1.9%	14.8	2.8%
Total	521.3	100.0%	531.4	100.0%

Integrated Contract Revenue Backlog: An important measure of the stability and growth of the Company’s business is the size of its integrated contract backlog, which represents the total amount of unrecognized integrated contract revenue associated with existing contracts. Our integrated contract backlog as of June 30, 2015, amounted to approximately $568.6 million, representing an increase of approximately $13.5 million, or 2.4%, compared to approximately $555.1 million as of June 30, 2014.

Of the total integrated contract backlog as of June 30, 2015, the unrecognized revenue associated with new contracts signed in the fiscal year 2015 was approximately $280.5 million and the amount brought forward from prior periods was approximately $288.1 million, comparing to the total backlog as of June 30, 2014 of approximately $257.5 million from new contracts signed in fiscal year 2014, and approximately $297.6 million from contracts carried forward from prior year.

Cost of revenues: Mirroring the categories of revenues the cost of revenues can also be divided into three components including cost of integrated contracts, cost of products sold and cost of service rendered. For the fiscal year ended June 30, 2015, the total cost of revenues amounted to approximately $317.0 million, a decrease of approximately $28.7 million, or 8.3%, compared to approximately $345.7 million for the prior fiscal year. The decrease was due to an approximate $29.7 million decrease in the cost of integrated contracts.

The cost of integrated contract revenue consists primarily of three components: cost of equipment and materials, labor costs and other manufacturing expenses including but not limited to detecting expense, technology service fee, all of which incurred during the designing, building and delivering customized automation solutions process to customers. For the fiscal year ended June 30, 2015, the total cost of integrated contracts was approximately $300.3 million, compared to approximately $330.0 million for the prior fiscal year, representing a decrease of approximately $29.7 million, or 9.0%.  The decrease was primarily due to a decrease of approximately $38.0 million in cost of equipment and materials, which was partially offset by an increase of approximately $14.4 million in labor cost, and a decrease of approximately $6.2 million in other manufacturing expenses. Of the total cost of integrated contract revenue for the fiscal year 2015, cost of equipment and materials accounted for approximately $194.6 million, compared to approximately $232.5 million for the prior fiscal year; labor cost accounted for approximately $70.6 million, compared to approximately $56.2 million for the prior fiscal year; and other manufacturing expenses accounted for approximately $35.1 million, compared to approximately $41.3 million for the prior fiscal year. Of the total integrated contract revenue for the fiscal year 2015, cost of equipment and materials accounted for 36.6%, compared to 48.2% for the prior fiscal year; labor cost accounted for 13.3%, compared to 11.6% for the prior fiscal year; and other manufacturing expenses accounted for 6.6%, compared to 8.6% for the prior fiscal year. The cost components of integrated contracts were determined and varied according to requirements of different customers.

Sales of products represent sales of spare parts (either company manufactured or purchased from outside vendors) to customers for maintenance and replacement purposes. Given the fact that the products purchased from outside vendors have different functions and capabilities from our self-made products, we decide whether to purchase or manufacture the necessary products based on the needs and preferences of different customers while considering the efficiency factor. Therefore, as a percentage of the cost of products sold, the self-made products and purchased products have varied significantly from time to time. The cost of products sold for the fiscal year ended June 30, 2015 was approximately $12.5 million, an increase of approximately $1.0 million, compared to approximately $11.6 million for the prior fiscal year.

The majority of the cost of the service revenue is labor cost. Our employees spend time and incur expenses while they are with the customers. From time to time, materials costs related to the service are incurred, especially for providing extended warranty services. The cost of service revenue for fiscal year ended Jun 30, 2015 was approximately $4.1 million, stayed at about the same level, compared to approximately $4.1 million for the prior fiscal year.

Gross margin: For the fiscal year ended June 30, 2015, as a percentage of total revenues, the overall gross margin was 40.3%, compared to 33.7% for the prior fiscal year. The gross margin for integrated contracts was 37.6% for the year ended June 30, 2015, compared to 31.0% for the prior year. The increase in gross margin for integrated contracts was mainly due to our different sales mix during the fiscal year 2015. The gross margin for products sold was 68.4% for the fiscal year ended June 30, 2015, compared to 63.7% for the prior fiscal year. The gross margin for service provided was 61.4% for the fiscal year ended June 30, 2015, compared to 63.3% for the prior fiscal year.

Selling expenses: Selling expenses mainly consist of compensation, traveling and administrative expenses related to marketing, sales and promotion activities incurred by the Company’s marketing departments. Selling expenses were approximately $26.3 million for the fiscal year ended June 30, 2015, a decrease of 7.1%, or approximately $2.0 million, compared to approximately $28.3 million for the prior fiscal year. As a percentage of total revenues, selling expenses accounted for 4.9% and 5.4% for the fiscal year ended June 30, 2015 and 2014, respectively. The Company has established guidelines that specifically tailored for different industries and regions to monitor and evaluate sales performance, and to control selling expenses.

General and administrative expenses: General and administrative expenses mainly include compensation, traveling and other administrative expenses of non-sales-related departments, such as the finance department, information systems department and human resources department. General and administrative expenses amounted to approximately $50.8 million for the fiscal year ended June 30, 2015, representing an increase of approximately $11.1 million, or 27.9%, compared to approximately $39.7 million for the prior fiscal year. The increase was mainly due to an increase of $6.9 million in bad debt provision, an increase of $2.7 million in employee compensation expenses, and an increase of $0.8 million in depreciation expenses. As a percentage of total revenues, general and administrative expenses were 9.6% and 7.6% for the fiscal years ended June 30, 2015 and 2014, respectively.

Research and development expenses: Research and development expenses represent mostly employee compensation, materials consumed and experiment expenses related to specific new product research and development, as well as any expenses incurred for basic research on advanced technologies. For the fiscal year ended June 30, 2015, research and development expenses were approximately $35.8 million, representing an approximately $0.7 million, or 1.9% decrease, compared to approximately $36.5 million for the prior fiscal year. As a percentage of total revenues, research and development expenses were 6.7% and 7.0% for the fiscal years ended June 30, 2015 and 2014, respectively.

VAT refunds and government subsidies: The state tax bureaus in China provide refunds out of the value added tax (“VAT”) they collect in order to encourage the research and development efforts made by certain qualified enterprises.  Some of our Beijing and Hangzhou subsidiaries received such refunds. All VAT refunds, that have no further conditions to be met, are recognized in the statements as comprehensive income when cash or approval from the tax bureaus is received. For the fiscal year ended June 30, 2015, VAT refunds were approximately $25.5 million, compared to approximately $22.1 million for the prior fiscal year, increasing by approximately $3.4 million, or 15.3%. As a percentage of total revenues, VAT refunds were 4.8% and 4.2% for the fiscal years ended June 30, 2015 and 2014, respectively.

The local governments in Beijing, Hangzhou and Xi’an also provide financial subsidies to encourage research and development efforts made by certain qualified enterprises. Some of our subsidiaries received such subsidies. For the government subsidies that have no further conditions to be met, the funds received are recognized in the statements as comprehensive income; for the subsidies that have certain operating conditions yet to be met, the fund received are recorded as liabilities and will be released to income when the conditions are met. Gross subsidy income received from the government amounted to approximately $4.9 million and $5.1 million for the fiscal years ended June 30, 2015 and 2014, respectively, a decrease of approximately $0.2 million, or 4.8%.

Income from operations: Income from operations increased by approximately $31.7 million, from approximately $98.4 million for the fiscal year ended June 30, 2014 to approximately $130.1 million for the fiscal year ended June 30, 2015.  Due to the improved efficiency we were able to generate same level of revenue while reducing the overall operating cost.

Interest income: For the fiscal year ended June 30, 2015, interest income increased by approximately $0.4 million, or 13.3% from approximately $3.3 million for the prior year, to approximately $3.7 million for the current period. As a percentage of total revenue, interest income accounted for 0.7% and 0.6% for the fiscal years ended June 30, 2015 and 2014, respectively. The interest income was mainly earned from time deposits with maturities over three months.

Interest expenses: For the fiscal year ended June 30, 2015, interest expenses decreased by approximately $0.2 million, or 8.9% from approximately $2.0 million for the prior year, to approximately $1.8 million for the current period. As a percentage of total revenue, interest expenses accounted for 0.3% and 0.4% for the fiscal years ended June 30, 2015 and 2014, respectively. The interest expenses were incurred by the short-term and long-term loan/bond we had.

Other income (expenses), net: For the fiscal year ended June 30, 2015, the other income (expenses), net increased by approximately $9.1 million from approximately $6.5 million expenses for the prior year, to approximately $2.6 million income for the current period. The increase was mainly due to the fluctuation of fair value of the contingent consideration related to the acquisition of Bond. We recorded approximately $0.4 million gain for current year as compared to approximately $8.0 million loss from the prior fiscal year.

Income tax expenses: For the year ended June 30, 2015, the Company’s income tax expense was approximately $26.0 million for financial reporting purposes, an increase of approximately $6.2 million, as compared to $19.9 million for the prior year. Among the income tax expenses recorded for the current year, $3.3 million was accrued and withheld for the expected profits distribution from PRC to overseas. The remaining retained earnings of the Company’s PRC entities are expected to be permanently reinvested for its operations. Excluding the withholding tax impact, the effective tax rate for the current year is 18.2%.

Net income attributable to noncontrolling interests: The noncontrolling interests of the Company include noncontrolling shareholders’ interests in each subsidiary. For fiscal 2015, the noncontrolling interests are the ownership interests of 49% in Hollycon and 1% in Hollycon Italy. The net income attributable to noncontrolling interests for the fiscal year ended June 30, 2015 was $2.7 million, an increase of approximately $0.8 million, from approximately $1.8 million for the prior year.

Net income and earnings per share attributable to Hollysys: For the fiscal year ended June 30, 2015, net income attributable to Hollysys amounted to approximately $96.5 million, representing an increase of approximately $26.9 million, as compared to approximately $69.6 million for the prior year. The basic and diluted earnings per share were $1.65 and $1.61 for the year ended June 30, 2015, as compared to $1.20 and $1.19 for the prior year, representing an increase of $0.45 and $0.41, respectively. The increase was primarily due to the higher net income attributable to Hollysys compared to fiscal 2014.

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

Approximately $11.1 million of total revenue was generated from service rendered, compared to nil of last year. The Company allocated more resources to the service sector in fiscal 2014 which led to the increase of the revenue.

The Company’s total revenue by segments was as follows:

(In USD millions)

	Fiscal year ended June 30,
	2013		2014
	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	211.7	60.6%	224.4	43.0%
Rail Transportation	82.3	23.6%	178.1	34.2%
Mechanical and Electrical Solution	36.2	10.4%	108.8	20.9%
Miscellaneous	18.9	5.4%	10.0	1.9%
Total	349.1	100.0%	521.3	100.0%

Integrated Contract Revenue Backlog: An important measure of the stability and growth of the Company’s business is the size of its backlog, which represents the total amount of unrecognized revenue associated with existing contracts. Our backlog as of June 30, 2014, amounted to approximately $555.1 million, representing an increase of approximately $66.4 million, or 13.6%, compared to approximately $488.7 million as of June 30, 2013.

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

C.	Liquidity and Capital Resources

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

We estimate our liquidity needs for investing and financing activities for fiscal 2016 will be approximately $32.0 million, which will be primarily related to the repayment of bank borrowings and capital expenditures. Our future working capital requirements will depend on many factors, including, among others, the rate of our revenue growth, the timing and extent of expansion of our sales and marketing activities, the timing of introductions of new products and/or enhancements to existing products, and the timing and extent of expansion of our manufacturing capacity.

Our long-term liquidity needs will relate primarily to working capital to pay our suppliers, and third-party manufacturers, as well as any increases in manufacturing capacity or acquisitions of third party businesses that we may seek in the future. We expect to meet these requirements primarily through our current cash holdings, revolving bank borrowings, as well as our cash flow from operations. For fiscal year 2016, we expect a $13.4 million capital expenditure program, mainly related to the following two projects (1). Information system enhancement (2) manufacturing facility upgrade. We currently do not have any plan to incur significant capital and investing expenditures for the foreseeable future beyond 2016.

Cash Flow and Working Capital

As of June 30, 2015, we had total assets of approximately $983.7 million, of which cash and cash equivalents amounted to $207.8 million, time deposits with original maturities over three months amounted to $49.7 million, accounts receivable amounted to $252.5 million and inventories amounted to $34.7 million. While working capital was approximately $432.0 million, equity amounted to $585.4 million and our current ratio was approximately 2.2.

See Item 8, Financial Information, A. Consolidated Statements and Other Financial Information, Dividend Policy, for information on the ability of certain of our subsidiaries in China to make dividends to their respective parent companies.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the fiscal years ended June 30, 2013, 2014 and 2015:

(In USD thousands)

Cash Flow Item	Fiscal Years Ended June 30
	2013	2014	2015
Net cash provided by operating activities	$30,677	$83,278	$83,952
Net cash used in investing activities	$(12,101)	$(25,230)	$(39,895)
Net cash (used in) provided by financing activities	$(3,715)	$(8,328)	$1,261
Effect of exchange rate changes on cash and cash equivalents	$1,035	$210	$357
Net increase in cash and cash equivalents	$15,896	$49,930	$45,675
Cash and cash equivalents, beginning of year	$96,333	$112,229	$162,159
Cash and cash equivalents, end of year	$112,229	$162,159	$207,834

Operating Activities

For the fiscal year ended June 30, 2015, net cash provided by operating activities was approximately $84.0 million, compared to approximately $83.3 million for prior fiscal year 2014.  The net cash inflow of operating activities in fiscal year 2015 was primarily consist of net income of approximately $99.2 million, and changes in working capital attributable to a decrease in accounts payable of approximately $25.5 million, a decrease of due from related parties approximately of $15.2 million, a decrease in accounts receivable of approximately $7.6 million and a decrease in income tax payable and other tax payable of approximately $13.8 million combined, all of which were partially offset by an increase in cost and estimated earnings in excess of billings of approximately $10.5 million.

For the fiscal year ended June 30, 2014, net cash provided by operating activities was approximately $83.3 million, compared to approximately $30.7 million for prior fiscal year 2013.  The net cash inflow of operating activities in fiscal year 2014 was primarily consist of net income of approximately $71.5 million, and changes in working capital attributable to an increase in deferred revenue of approximately $63.3 million, an increase in accounts payable of approximately $24.2 million and a combined increase in income tax payable and other tax payable of $12.3 million , all of which were partially offset by an increase in accounts receivable of approximately $88.6 million, and an increase in cost and estimated earnings in excess of billings of approximately $38.9 million.

For the fiscal year ended June 30, 2013, net cash provided by operating activities was approximately $30.7 million, compared to approximately $57.2 million for prior fiscal year 2012.  The net cash inflow of operating activities in fiscal year 2013 was primarily consist of net income of approximately $52.5 million, and changes in working capital attributable to an increase in accruals and other payables of approximately $11.0 million, an increase in accounts payable of approximately $22.4 million, all of which were partially offset by an increase in accounts receivable of approximately $33.4 million, and an increase in cost and estimated earnings in excess of billings of approximately $20.0 million.

Investing Activities

For the fiscal years ended June 30, 2015, net cash used in investing activities was approximately $40.1 million, compared to approximately $25.2 million for prior fiscal year 2014. The net cash used in investing activities in fiscal year 2015 mainly consisted of a cash outflow of approximately $14.6 million paid for acquisition of Bond, net of cash acquired, a cash outflow of approximately $4.6 million for capital expenditures, a cash outflow of approximately $33.4 million transferred from current accounts to time deposits in banks with original maturities between six months and one year, and a cash inflow of approximately $11.6 million from maturity of time deposits.

For the fiscal years ended June 30, 2014, net cash used in investing activities was approximately $25.2 million, compared to approximately $12.1 million for prior fiscal year 2013. The net cash used in investing activities in fiscal year 2014 mainly consisted of a cash outflow of approximately $5.5 million paid for acquisition of Bond, net of cash acquired, a cash outflow of approximately $8.4 million for capital expenditures, a cash outflow of approximately $18.9 million transferred from current accounts to time deposits in banks with original maturities between six months and one year, and a cash inflow of approximately $11.6 million from maturity of time deposits.

For the fiscal years ended June 30, 2013, net cash used in investing activities was approximately $12.1 million, compared to approximately $27.9 million for prior fiscal year 2012. The net cash used in investing activities in fiscal year 2013 mainly consisted of a cash outflow of approximately $11.9 million paid for acquisition of Bond, net of cash acquired, a cash outflow of approximately $9.1 million for capital expenditures, and a cash inflow of approximately $8.5 million from maturity of time deposits.

Financing Activities

For fiscal year ended June 30, 2015, net cash provided by financing activities was approximately $1.3 million, as compared to approximately $8.3 million cash used for the prior year. The net cash provided by financing activities in fiscal year 2015 mainly consisted of proceeds of short-term loans and IFC convertible bond of approximately $25.1 million and $20.0 million respectively. The cash inflow was partially offset by a dividend payout of approximately $23.3 million, a repayment of long-term bank loans of approximately $12.6 million, and a repayment of short-term bank loans of approximately $8.8 million.

For fiscal year ended June 30, 2014, net cash used in financing activities was approximately $8.3 million, as compared to approximately $3.7 million for the prior year. The net cash used in financing activities in fiscal year 2014 mainly consisted of a repayment of long-term bank loans of approximately $9.2 million, a repayment of short-term bank loans of approximately $13.8 million, and proceeds of short-term loans of approximately $14.6 million.

For fiscal year ended June 30, 2013, net cash used in financing activities was approximately $3.7 million, as compared to approximately $25.3 million for the prior year. The net cash used in financing activities in fiscal year 2013 mainly consisted of a repayment of long-term bank loans of approximately $8.2 million, a repayment of short-term bank loans of approximately $4.6 million, the proceeds from the exercise of options of approximately $1.0 million, and proceeds of short-term loans of approximately $7.5 million.

D.      Research and Development, Patents and Licenses

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

We use standard product development life cycle models, including the waterfall model, increment model, iterative model and prototype. As a technology leader we continually develop and patent new automation technologies.  We also continually review and evaluate technological changes affecting the automation and integrated system industries and invest substantially in application-based research and development. We currently employ over 693 staff in the research and development department or engaged in research and development work.

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

Our research and development efforts have led to the invention of several proprietary systems in the fields of DCS, PLC and transportation automation systems. We improved our 5th generation DCS (Distributed Control System), which represents higher reliability, stability, better safety protection and user-friendliness with advanced system architecture, hardware, software designs and industry expert solutions. In the same month we completed the development and certified our SIS (Safety Instrumented System) –HiaGuard with SIL3 (Safety Integrity Level 3) in compliance with international standards. HiaGuard is the first domestically developed SIS technology and breaks the monopoly held by foreign systems in China in this product. Hollysys’ HiaGuard can be applied for ESD (Emergency Shutdown System), PSD (Process Shutdown System), and FGS (Fire and Gas Systems) used in various industries. We also invented several series of PLC (Programmable Logic Controller) products, and the most successful applications include the mining safety protection systems and Traditional Chinese Medicine manufacturing and packaging machine and dispensing machine. Our core technologies provide a platform that is designed to enable the rapid and efficient development of our technologies for specific applications that are quickly, efficiently and affordably tailored to particular industries and to the needs of our customers. Our software development tools enable us to program our systems rapidly, allowing us to apply digital technologies that take advantage of the tremendous advances in electronics and information technology to improve quality and reliability while reducing cost. The market for our products includes, not only the large number of factories that are continually under construction in China’s rapidly expanding industrial base, but also extends to the replacement and upgrading of outdated legacy systems to bring a higher degree of control and efficiency to the automation of processes, delivering increasing benefits to customers as they meet increased competition. In the future we expect that the market for our products will extend further into South Asia and the Middle East.

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

For the fiscal years 2015, 2014, and 2013, aggregate annual research and development expenses were approximately $35.8 million, $36.5 million, and $32.5 million, respectively.

Intellectual Property Rights

We rely on a combination of copyright, patent, trademark and other intellectual property laws, nondisclosure agreements and other protective measures to protect our proprietary rights. We also utilize unpatented proprietary know-how and trade secrets and employ various methods to protect them. As of June 30, 2015, we held 135 software copyrights, 142 authorized patents, 175 patent applications and 4 registered trademarks. Our earliest software copyrights will expire in 2048. Our invention patents have terms of 20 years. The first expiration will be in 2020 and the second will be in 2025 and our utility patents and design patents have terms of 10 years. We are expecting one utility patents expire in 2016 and two design patent expires in fiscal years 2016.

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

We market our DCS products mainly under the brand name of “HOLLiAS”.  Our brand name is well-established and is recognized as associated with high quality and reliable products by industry participants and customers. We have obtained trademark protection for our brand name “HOLLiAS” in the PRC as well as in other countries in the world. In addition, we have also registered or applied for a series of trademarks including brand names for us and our products. The trademarks are issued for 10-year periods and may be renewed prior to expiration.

E.      Trend Information

Other than as disclosed in the foregoing disclosures and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

F.      Off-Balance Sheet Arrangements

We do not believe that there are any off-balance sheet arrangements that have or are reasonably likely to have a material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

G.      Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, including long-term loans and operating leases and capital and operational commitments as of June 30, 2015.

(In USD thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term & Long-term loans
-Principal	34,662	14,111	822	19,689	40
-Interest	714	647	52	11	4
Operating Lease Obligations(1)	2,234	1,002	877	320	35
Purchase Obligations(2)	255,929	178,383	48,665	24,329	4,552
Capital Obligations(3)	424	424	-	-	-
Standby letters of credit(4)	580	580	-	-	-
Performance Guarantees(5)	57,650	43,248	10,561	2,674	1,167
Total	352,193	238,395	60,977	47,023	5,798

(1)	Operating lease obligations

It represents the future minimum payments under non-cancelable operating leases.

(2)	Purchase obligations

As of June 30, 2015, the Company had approximately $255.9 million in purchase obligations for the coming fiscal year, for purchases of inventories. The inventories will be mainly used for fulfilling existing contracts or new contracts resulted from the expansion of our operations.

(3)	Capital obligations

As of June 30, 2015, the Company had approximately $0.4 million in capital obligations for the coming fiscal year, mainly for decoration projects of the Company’s headquarters in Beijing, PRC.

(4)	Standby letters of credit

We have issued letters of credit to our suppliers to serve as assurance of payment. When a letter of credit is issued, a proportion of the total amount covered by the letter of credit may be required to be deposited in the bank, and is not available until the payment has been settled or the letter of credit has expired. As of June 30, 2015, we had approximately $0.6 million in standby letters of credit obligations.

(5)	Performance guarantees

We have provided performance guarantees to our customers to serve as assurance of performance for the contractual obligations. When a performance guarantee is issued, a proportion of the total guarantee amount may be required to be deposited in the bank, and is not available until the guarantee is expired. As of June 30, 2015, we had approximately $57.7 million performance guarantees obligation, with $6.5 million of restricted cash deposited in banks for performance guarantees.

Other than the contractual obligations and commercial commitments set forth above, we did not have any other long-term debt obligations, operating lease obligations, capital commitments, purchase obligations or other long-term liabilities as of June 30, 2015.

H.      Safe Harbor

All information included in Item 5.E of this Item is deemed to be a “forward looking statement” as that term is defined in the statutory safe harbors, except for historical facts. The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act shall apply to all forward-looking information provided in Item 5.E and F of this Item.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management as of June 30, 2015.

Name	Age	Position

Jianfeng He	53	Chairman of Board of Directors

Baiqing Shao	47	Chief Executive Officer and Director

Herriet Qu	45	Chief Financial Officer

Colin Sung	49	Director

Jerry Zhang	43	Director

Jianyun Chai	53	Director

Dr. Jianfeng He, has served as our Chairman of the Company since November 30, 2013. Prior to that, Dr. He served as the Chief Operating Officer of the Company from 2012 to 2013. He also served as Chairman of Hollysys Group since December 2013. From 2010 to 2013, he served as General Manager of Hollysys Group, Chairman of Hangzhou Hollysys and Chairman of Beijing Hollysys. From 2008 to 2010, Dr. He was Vice President and President of Beijing Hollysys. From 2004 to 2008, he served as Deputy General Manager and General Manager of Hangzhou Hollysys. Dr. He holds a PhD Degree from South China University of Technology in automation and control theory and application.

Mr. Baiqing Shao, one of the main founders of the Company, has served as our Executive Officer since November 30, 2013. He was the former Senior Vice President, Business Development of the Company from February 2012 to November 2013. Since 2010, Mr. Shao also served as Vice General Manager of Hollysys Group and Chairman of Hollysys A&D. From 2002 to 2010, he served as the General Manager of Beijing Hollysys Information Technology Co., Ltd. (currently known as “Shenhua Hollysys Information Technology Co., Ltd.”), one of our indirectly equity investees. Mr. Shao has served the Company for more than eighteen years as one of the founding group of engineers. Mr. Shao holds a Master Degree of Computer Science from the 6th Research Institute of China Electronics Corporation and an MBA degree from Peking University.

Ms. Herriet Qu, has served as our Chief Financial Officer since February 2012. Prior to that, Ms. Qu served as the Financial Controller of the Company from October 2007 to January 2012. Ms. Qu holds an MBA degree from Oklahoma City University and a Bachelor’s degree from Tianjin University of Finance & Economics.

Mr. Colin Sung, has served as a member of the Board of Directors and Chairman of the Audit Committee of Board of Directors of the Company since February 2008. Mr. Sung is the Chief Financial Officer for eHi Auto Services Limited since April 2013. Mr. Sung also has served as adviser of NeWorld Education Group, Inc. since August 2012 and served as Chief Financial Officer of NeWorld Education Group since August 2011. Prior to joining NeWorld, he was the CFO of Lighting the Box from March 2011. Mr. Sung served as the deputy Chief Executive Officer and the Chief Financial Officer of Linktone Ltd., a NASDAQ-listed wireless interactive entertainment service provider in China, from 2009 to 2011. From 2008 to 2009, he served as the Chief Financial Officer and President of China Cablecom Holdings, Ltd. From 2005 to 2008, he was the Chief Financial Officer of Linktone Ltd., where he also served as the acting Chief Executive Officer in 2006 and as its director of board from 2007 to 2008. From 2004 to 2005, Mr. Sung was the Corporate Controller of UTI, United States, Inc., a subsidiary of International Freight Forwarder (NASDAQ: UTIW), and from 2001 to 2004, was a Vice President of finance and Corporate Controller of USF Worldwide, Inc., a subsidiary of US Freightways. From 1997 to 2001, Mr. Sung was Vice President and Corporate Controller for US Operation of Panalpina Welttransport Holding, (PWTN.SW). Mr. Sung received his bachelor’s degree in accounting from William Paterson University in 1992 and his MBA degree from American InterContinental University in 2004. Mr. Sung is a Certified Public Accountant and Certified Global Management Accountant.

Ms. Jerry Zhang, has served as a member of the Board of Directors of the Company since September 2007. Ms. Jerry Zhang is Executive Vice Chairman & Chief Executive Officer of Standard Chartered Bank (China) Limited. Her key focuses are strategic planning, business development and corporate governance of the Bank’s operations in China. Prior to this role, Ms. Zhang has held a variety of senior roles at Standard Chartered China, and she enjoys a strong track record in setting up good relationship with clients and creating value both for the bank and the clients. In her recent position as Head of Financial Institutions, Ms. Zhang has led to achieve frog leap developments of the Bank’s FI business, which has become the biggest FI business amongst all foreign banks in China in almost all aspects. Ms. Zhang joined Standard Chartered in 1994, and has accumulated rich implementation and management experiences in wholesale banking business. She has successfully established non-banking financial institutions business in China for the Bank. In 2009, she has left the Bank for a short duration, and taken the role as Chief Representative of Fidelity International Asset Management Co. Beijing Representative Office. Ms. Zhang received her MBA degree from Lancaster University.

Dr. Jianyun Chai, has served as a member of the Board of Directors of the Company since June 2008.  Dr. Chai is currently a professor and the head of the Institute of Power Electronic and Electrical Machine System at Tsinghua University in China. Before he joined Tsinghua University as an Associate Professor in 1999, Dr. Chai spent eight years working in the motor and information industries in Japan. Dr. Chai is also a member of various societies and organizations, including the China Renewable Energy Society, the Chinese Society for Electrical Engineering, and the Chinese Wind Energy Association. Dr. Chai received a Bachelor’s degree and a PhD in Electrical Engineering from Tsinghua University in 1984 and 1989.

B.      Compensation

Executive Compensation

The aggregate cash compensation paid to our executive officers as a group was $951,294 for the fiscal year ended June 30, 2015.

In the fiscal year ended June 30, 2012, we granted stock options for a total of 1,476,000 ordinary shares under the long-term incentive plan of the Company to key employees, including options to purchase 561,000 ordinary shares to the senior executives listed in the table below under the caption “2012 Options” in this section. All of the grants have specific performance milestones. Additionally, the awards have a provision that if in certain instances the milestones are exceeded by specified targets, then additional ordinary shares will vest for the related period. The exercise periods for the options are five years from the date of grant, February 20, 2012. As of June 30, 2015, 224,400 options granted to the above-mentioned executive officers were vested, and none of them was exercised.

In the fiscal year ended June 30, 2015, the Company granted 1,740,000 stock options to key employees, including options to purchase 675,000 ordinary shares to the senior executives listed in the table below under under the caption “2015 Options” in of this section. The current outstanding awards have vesting periods of up to five years depending on the person’s position and all of the grants have specific performance milestones. Additionally, the outstanding awards have a provision that if in certain instances the milestones are exceeded by specified targets, then additional ordinary shares will vest for the related period. The exercise periods for the options are five years from the date of grant, May 14, 2015. As of June 30, 2015, none of the options granted to the above-mentioned executive officers were vested or exercised.

Director Compensation

We pay each of our independent directors who is not Company employee a monthly fee as compensation for the services to be provided by him as an independent directors. During fiscal 2015, we paid $4,000 a month to Colin Sung, $3,000 to Jerry Zhang, $2,000 to Jianyun Chai. We also reimburse our independent directors for out-of-pocket expenses incurred in attending meetings.

As additional consideration, in 2008 we granted to each of the independent directors an option to purchase a certain amount of the Company’s ordinary shares, which vest in equal installments on a quarterly basis over a three-year period beginning on the grant date. Specifically, we granted a stock option to Colin Sung for the purchase of 45,000 ordinary shares, Jerry Zhang for the purchase of 36,000 ordinary shares and each of Dr. Jianyun Chai and Mr. Qingtai Chen for the purchase of 30,000 ordinary shares in 2008, all the options granted as director compensation have been exercised as of June 30, 2014.

In 2011, as the compensation for their continuous service on the Board, we granted to each of the independent directors restricted shares (“2011 Restricted Shares”), which vested in equal installments on a quarterly basis over a three-year period beginning on the grant date, which included 22,500 restricted shares granted to Colin Sung, and 15,000 restricted shares to each of Jerry Zhang, Jianyun Chai and Qingtai Chen. As of June 30, 2015, all the 2011 restricted shares were vested and 22,500 restricted shares granted to Colin Sung were issued.

In 2014, as the compensation for their continuous service on the Board, we granted to each of the independent directors restricted shares (“2014 Restricted Shares”), which will vest in equal installments on a quarterly basis over a three-year period beginning on the service inception date, which included 22,500 restricted shares granted to Colin Sung, and 15,000 restricted shares to each of Jerry Zhang and Jianyun Chai, respectively. As of June 30, 2015, 20,625 shares of the 2015 restricted shares were vested and none were issued.

For the fiscal year ended June 30, 2015, the aggregate amount of cash compensation paid to our directors as a group was $108,000.

2006 Stock Plan

On September 7, 2007, our stockholders approved the 2006 Stock Plan, or the 2006 Plan. The 2006 Plan was assumed by us as of the closing of the merger of Chardan with and into us. The 2006 Plan provided for 3,000,000 ordinary shares for issuance in accordance with the 2006 Plan’s terms. As of the date of this report, there are 708,000 shares available under the 2006 Plan, 2,292,000 have been allocated to outstanding awards that have not vested or been exercised. A description of the 2006 Plan is set forth in the Proxy Statement/Prospectus of our Registration Statement on Form S-4 (No. 333-132826), under the heading “2006 Equity Plan”, and is incorporated herein by reference.

2015 Equity Plan

On May 14, 2015, the Board of Directors approved 2015 Equity Incentive Plan (the “2015 Equity Plan”). The 2015 Equity Plan authorized the issuance of five million shares. It will terminate ten years following the date that it was adopted by the Board of Directors. The purposes of 2015 Equity Plan are similar as the 2006 Plan, which is used to promote the long-term growth and profitability of the Company and its affiliates by stimulating the efforts of employees, directors and consultants of the Company and its affiliates who are selected to be participants, aligning the long-term interests of participants with those of shareholders, heightening the desire of participants to continue in working toward and contributing to the success of the Company, attracting and retaining the best available personnel for positions of substantial responsibility, and generally providing additional incentive for them to promote the success of the Company’s business through the grant of awards of or pertaining to shares of the Company’s ordinary shares. The 2015 Equity Plan permits the grant of incentive share options, Non-statutory share options, restricted shares, restricted share units, share appreciation rights, performance units and performance shares as the Company may determine.

2012 Options

The following table sets forth options grated on February 20, 2012 to the following senior management of the Company.

Name	Number of Ordinary Shares Issuable upon Exercise of Options	Number of Ordinary Shares Vested	Exercise Price	Date of Grant	Date of Expiration
Jianfeng He1	198,000	79,200	$8.89	2012-2-20	2017-2-19
Herriet Qu2	198,000	79,200	$8.89	2012-2-20	2017-2-19
Baiqing Shao3	165,000	66,000	$8.89	2012-2-20	2017-2-19

1 132,000 options vest on the 24, 36 and 48 month anniversaries of the date of grant if the CAGR of the Non-GAAP diluted EPS form fiscal year 2011 to fiscal year 2014 exceed stated thresholds on those dates. The securities reported as held by Mr. Jianfeng He include options to purchase 79,200 ordinary shares that are vested, and does not include options to purchase 118,800 ordinary shares that are not yet vested and will not be vested within 60 days.

2 132,000 options vest on the 24, 36 and 48 month anniversaries of the date of grant if the CAGR of the Non-GAAP diluted EPS form fiscal year 2011 to fiscal year 2014 exceed stated thresholds on those dates. The securities reported as held by Ms. Herriet Qu include options to purchase 79,200 ordinary shares that are vested, and does not include options to purchase 118,800 ordinary shares that are not yet vested and do not vest within 60 days.

3 110,000 options vest on the 24, 36 and 48 month anniversaries of the date of grant if the CAGR of the Non-GAAP diluted EPS form fiscal year 2011 to fiscal year 2014 exceed stated thresholds on those dates. The securities reported as held by Mr. Baiqing Shao include options to purchase 66,000 ordinary shares that are vested, and does not include options to purchase 99,000 ordinary shares that are not yet vested and will not be vested within 60 days.

These options were part of an aggregate of 1,476,000 ordinary shares underlying options issued to certain individuals on February 20, 2012, all with similar vesting provisions.

On February 9th, 2015, the Company announced a special cash dividend of US$ 0.40 per share to the holders of the Company’s ordinary shares. Shareholders of record as of the close of business on February 23, 2015 will be eligible to receive the dividend. So the options exercised by the above optionees after February 24, 2015 will be subject to exercise price of US$8.89.

The above options vest annually over a period of four years from their grant date, subject to different performance conditions and are exercisable once vested for up to five years from the date of grant. As of June 30, 2015, 224,400 of the options have vested.

2015 Options

On May 14, 2015, the Company granted an aggregate of 1.74 million of options to certain officers and employees of the Company pursuant to the 2015 Equity Plan. The options vest annually over a period of four years from their grant date of May 14, 2015, subject to different performance conditions and are exercisable up to five years from the date of grant. As of June 30, 2015, none of the options have vested.

The following table sets forth options granted on May 14, 2015 to the following named directors and officers:

Name	Number of Ordinary Shares Issuable upon Exercise of Options	Number of Ordinary Shares Vested	Exercise Price	Date of Grant	Date of Expiration
Jianfeng He1	225,000	0	$22.25	2015-5-14	2020-5-13
Herriet Qu1	225,000	0	$22.25	2015-5-14	2020-5-13
Baiqing Shao[1]	225,000	0	$22.25	2015-5-14	2020-5-13

1 The total Option Shares to be granted will be determined by the CAGR of Non-GAAP diluted earnings per share (“EPS”) from June 30, 2014 to June 30, 2017. An aggregate of up to 150,000 Options in total will vest to the optionee if the CAGR of Non- GAAP diluted earnings per share (“EPS”) from June 30, 2014 to June 30, 2017equals or exceed stated thresholds on those dates ; an aggregate of up to 187,500 Options in total will vest to the optionee if the CAGR of Non-GAAP diluted EPS from June 30, 2014 to June 30, 2017 equals or exceeds an additional threshold ; and an aggregate of up to 225,000 Options will vest to the optionee if the CAGR of Non-GAAP diluted EPS from June 30, 2014 to June 30, 2017 equals or exceeds foregoing threshold.

These options were part of an aggregate of 1,740,000 ordinary shares underlying options issued to optionees on May 14, 2015, all with similar vesting provisions.

2011 Restricted shares:

The following table sets forth the 2011 Restricted Shares granted to the following independent directors:

Name	Number of Restricted Shares Granted	Date of Grant	Number of Restricted Shares Vested	Number of Restricted Shares Issued
Jerry Zhang	15,000	2011-1-1	15,000	-
Colin Sung	22,500	2011-2-1	22,500	22,500
Jianyun Chai	15,000	2011-6-2	15,000	-

The restricted shares set forth in the table above vest quarterly over a period of 3 years from their respective grant date. As of June 30, 2015, all the 2011 restricted shares were vested, and 22,500 of them have been issued to Colin Sung.

2014 Restricted shares:

The following table sets forth the 2014 Restricted Shares granted to the following independent directors:

Name	Number of Restricted Shares Granted	Date of Grant	Number of Restricted Shares Vested	Number of Restricted Shares Issued
Jerry Zhang	15,000	2014-6-23	6,250	-
Colin Sung	22,500	2014-6-23	9,375	-
Jianyun Chai	15,000	2014-6-23	5,000	-

The restricted shares set forth in the table above vest quarterly over a period of 3 years from their respective service inception date. As of June 30, 2015, 20,625 restricted shares were vested, and none of them have been issued.

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

We entered into a three-year employment agreement with our Chief Financial Officer, Ms. Herriet Qu on February 1, 2015. Ms. Qu is entitled to insurance benefits, four weeks’ vacation, and reimbursement of business expenses and, if necessary, relocation expenses. The agreement is terminable by us for death, disability and cause. Ms. Qu may terminate the employment agreement for any good reason at any time. The agreements contain provisions for the protection of confidential information and a three-year-after employment non-competition period within China.

C.      Board Practices

Terms of Directors and Executive Officers

Our board consisted of five directors for fiscal year 2015. Our directors are not subject to a term of office limitation, and hold office until the next annual meeting of members or until such director’s earlier resignation, removal from office, death or incapacity. Any vacancy on our board resulting from death, resignation, removal or other cause, and any newly created directorship resulting from any increase in the authorized number of directors between meetings of members, may be filled either by the affirmative vote of a majority of all the directors then in office (even if less than a quorum) or by a resolution of members. In addition, the service agreement between us and the directors do not provide benefits upon termination of their services. In connection with the adoption of the 2010 Rights Plan, we amended our Memorandum and Articles of Association to provide that directors may only be removed by shareholders for cause.

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

D.      Employees

We had 3,632, 3,575 and 3,813 employees as of June 30, 2015, 2014, and 2013 respectively. As of June 30, 2015, there were 3,073 employees located in China and 559 employees outside China.  The following table sets forth our employees as of June 30, 2015 based on their functional areas within the Company:

Category	China	Overseas	Total
Sales & Marketing	651	11	662
Research and development	693	-	693
Engineering	964	459	1,423
Production	414	-	414
Management	351	89	440
Total	3,073	559	3,632

We believe that our relationship with our employees is good. The remuneration payable to employees includes basic salaries and bonuses. We have not experienced any significant problems or disruption to our operations due to labor disputes, nor have we experienced any difficulties in recruitment and retention of experienced staff. As required by applicable laws of China, Singapore, Malaysia, Hong Kong, Dubai, Saudi Arabia, India and Italy we have entered into employment contracts with all of our officers, managers and employees.

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

E.      Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares (i) by each of our officers and directors, as of September 17, 2015; (ii) by each person who is known by us to beneficially own more than 5% of our ordinary shares as of June 30, 2015 except for Changli Wang whose information was updated through September 17, 2015. The table does not include any preferred shares or ordinary shares that may be issued under the Rights Plan of the Company. The address of each of the persons set forth below is in care of Hollysys Automation Technologies Ltd., No. 2 Disheng Middle Road, Beijing Economic-Technological Development Area, Beijing, P. R. China 100176.

Name & Address of Beneficial Owner	Office, if Any	Title of Class	Amount & Nature of Beneficial Ownership (1)		Percent of Class (2)

Officers and Directors
Jianfeng He	Chairman	Ordinary Shares	79,200	(3)	*
Baiqing Shao	Chief Executive Officer	Ordinary Shares	66,000	(4)	*
Herriet Qu	Chief Financial Officer	Ordinary Shares	79,200	(5)	*
Colin Sung	Director	Ordinary Shares	33,750	(6)	*
Jerry Zhang	Director	Ordinary Shares	22,500	(7)	*
Jianyun Chai	Director	Ordinary Shares	21,250	(8)	*

5% Securities Holder
Changli Wang	Founder	Ordinary Shares	6,981,578	(9)	11.88%
Schroder Investment Management	Investor	Ordinary Shares	4,765,300		8.11%
Prudential PLC	Investor	Ordinary Shares	4,247,512		7.22%
Unionway Resources Limited	Investor	Ordinary Shares	4,113,948	(10)	7.22%
Wellington Management Group	Investor	Ordinary Shares	3,029,046		5.15%

* Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as otherwise indicated, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)

As of September 17, 2015, a total of 58,358,521 ordinary shares are outstanding pursuant to SEC Rule 13d-3(d)(1).  For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(3)	The securities reported as held by Mr. Jianfeng He include options to purchase 79,200 ordinary shares that are vested, and does not include options to purchase 343,800 ordinary shares that are not yet vested and will not be vested within 60 days.

(4)	The securities reported as held by Mr. Baiqing Shao include options to purchase 66,000 ordinary shares that are vested, and does not include options to purchase 324,000 ordinary shares that are not yet vested and will not be vested within 60 days.

(5)	The securities reported as held by Ms. Herriet Qu include options to purchase 79,200 ordinary shares that are vested, and does not include options to purchase 343,800 ordinary shares that are not yet vested and do not vest within 60 days.

(6)	The securities reported as held by Mr. Colin Sung include 22,500 ordinary shares that were the exercise of vested restricted shares, 11,250 restricted shares vested but not issued; and does not include 11,250 restricted shares that are not yet vested.

(7)	The securities reported as held by Ms. Jerry Zhang include 22,500 restricted shares vested but not issued; and does not include 7,500 restricted shares that are not yet vested.

(8)	The securities reported as held by Mr. Jianyun Chai includes 21,250 restricted shares vested but not issued, and does not include 8,750 restricted shares that are not yet vested.

(9)	The securities reported as held by Dr. Wang include 4,144,223 shares of our ordinary shares held indirectly through Ace Lead Profits Limited, 681,471 shares held indirectly through Billion Bright International Limited, 1,362,942 shares held indirectly through Excellent Link Enterprises Limited, 681,471 held indirectly through Golden Result Enterprises Limited, 15,471 held indirectly through Long Result Limited. The foregoing entities are all BVI entities that are wholly-owned and controlled by Dr. Wang therefore he may be deemed to be the beneficial owner of the ordinary shares held by them. The securities reported as held by Dr. Wang also include options to purchase 96,000 ordinary shares that are vested, and do not include options to purchase 144,000 ordinary shares that are not yet vested and will not be vested within 60 days.

(10)	Represents shares held by Unionway Resources Limited which is controlled by Mr. Wenfu Wang and therefore, Mr. Wang may be deemed to be the beneficial owner of the ordinary shares held by Unionway Resources Limited.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major Shareholders

Please refer to Item 6.E “Directors, Senior Management and Employees — Share Ownership.”

B.      Related Party Transactions

The related party relationships and related party transactions are listed as follows:

Related party relationships

Name of related parties	Relationship with the Company

Shenhua Hollysys Information Technology Co., Ltd. (“Shenhua Information”)	20% owned by Beijing Hollysys
China Techenergy Co., Ltd. (“China Techenergy”)	40% owned by Beijing Hollysys
Beijing Hollysys Electric Motor Co., Ltd (“Electric Motor”)	40% owned by Beijing Hollysys
Zhejiang Sanxin Technology Co., Ltd (“Zhejiang Sanxin”)	6% owned by Hangzhou Hollysys
Beijing Hollysys Machine Automation Co., Ltd. (“Hollysys Machine”)	30% owned by Hollysys Investment

Due from related parties

	June 30,
	2014	2015
China Techenergy	$19,039	$34,472
Shenhua Information	3,833	3,447
Hollysys Machine	848	1,158

	$23,720	$39,077

The Company’s management believes that the collection of amounts due from related parties is reasonably assured and accordingly, no provision had been made for these balances.

Due to related parties

	June 30,
	2014	2015
China Techenergy	$2,267	$837
Shenhua Information	1,591	818
Hollysys Machine	82	9
Electric Motor	48	49

	$3,988	$1,713

Transactions with related parties

Purchases of goods and services from:

	Year ended June 30,
	2013	2014	2015
Hollysys Machine	$973	$1,980	$914
Shenhua Information	365	323	368
New Huake(1)	70	-	-
Electric Motor	68	14	51
China Techenergy	-	-	1

	$1,475	$2,317	$1,334

(1)         The Company disposed its interest in New Huake during fiscal year 2015, and New Huake is no longer a related party of the Company as of June 30, 2015

Sales of goods and integrated solutions to:

	Year ended June 30,
	2013	2014	2015
China Techenergy	$17,060	$3,136	$21,936
Shenhua Information	1,936	2,726	2,128
Hollysys Machine	557	921	512
Electric Motor	4	2	1

	$19,557	$6,785	$24,577

Operating lease income from:

	Year ended June 30,
	2013	2014	2015
Hollysys Machine	$66	$65	$41

	$66	$65	$41

The Company sells automation control systems to China Techenergy which is used for non-safety operations control in the nuclear power industry. China Techenergy incorporates the Company’s non-safety automation control systems with their proprietary safety automated control systems to provide an overall automation and control system for nuclear power stations in China. The Company is not a party to the integrated sales contracts executed between China Techenergy and its customers. The Company’s pro rata shares of the intercompany profits and losses are eliminated until realized through a sale to outside parties, as if China Techenergy were a consolidated subsidiary.

The Company sells automation control systems to Shenhua Information which is used for operations control in the information automation industry. Shenhua Information incorporates the Company’s automation control systems with their proprietary automated remote control systems to provide an overall automation and control system to its customers. The Company is not a party to the integrated sales contracts executed between Shenhua Information and its customers. The Company’s pro rata shares of the intercompany profits and losses are eliminated until realized through a sale to an outside party as if Shenhua Information were a consolidated subsidiary.

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

Dividend Policy

Historically we have retained our earnings for use in the expansion and operation of our business. On February 9, 2015, we declared a special cash dividend of US$0.40 per share to the holders of the Company’s ordinary shares. The record day was February 23, 2015, and payment day was March 16, 2015. Continental Stock Transfer & Trust acted as the paying agent. Any future determination relating to our dividend policy will be made at the discretion of our board of directors, based on our financial condition, results of operations, earnings, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

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

	Nasdaq(1) Price per Share
	High	Low
Annual Market Prices(2)
Year 2011	$17.43	4.54
Year 2012	$12.2	7.3
Year 2013	$13.96	7.33
Year 2014	$24.94	11.79
Year 2015	$26.84	17.18

Quarterly Market Prices
First Quarter 2014 ended September 30, 2013	$15.41	11.79
Second Quarter 2014 ended December 31, 2013	$18.99	14.71
Third Quarter 2014 ended March 31, 2014	$21.54	15.53
Fourth Quarter 2014 ended June 30, 2014	$24.49	18.85
First Quarter 2015 ended September 30, 2014	$24.15	21.56
Second Quarter 2015 ended December 31, 2014	$25.94	20.75
Third Quarter 2015 ended March 31, 2015	$26.32	17.18
Fourth Quarter 2015 ended June 30, 2015	$26.84	19.85

Monthly Market Prices
March 2015	$20.61	17.18
April 2015	$23.76	19.85
May 2015	$26.01	22.04
June 2015	$26.84	23.53
July 2015	$23.49	21.05
August 2015	$21.03	16.70
September 2015 (through September 22, 2015)	$18.55	16.34

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

On March 6, 2013, the Company signed a stock purchase agreement, referred to as the (“Bond SPA”), to acquire 100% ownership of Bond. The total purchase price for the acquisition is a combination of cash and stock, aggregating an equivalent of approximately $73.0 million, including a two-year incentive program payable in ordinary shares and additional incentive shares if Bond meets certain performance targets. Pursuant to the Bond SPA, the Company paid$16.4 million within one month after signing the Bond SPA as a deposit, an additional $5.5 million upon closing, and $14.6 million to be paid within 18 months after signing the Bond SPA, respectively.

After the closing, the Company issued 1,407,907 ordinary shares to the shareholders of Bond on May 30, 2013, worth $14.6 million (40% of total share purchase price). The Bond shareholders also are entitled to the Company ordinary shares worth $11.0 million (30% of total share purchase price) as incentive shares in each of the next two fiscal years if Bond’s US GAAP audited net income equals or exceeds $8.8 million and $10.6 million for calendar year 2013 and calendar year 2014, respectively. Additional ordinary shares, as a premium on performance, will be issued to the Bond shareholders if Bond outperforms the targets mentioned above, but the premium will not exceed 15% of the total incentive shares in any case. The Company and Bond have also agreed upon the compensation and incentives to be given to the management team of Bond to maintain the team stability after the acquisition. The performance target for calendar year 2013 incentive was achieved and 648,697 shares were issued in Oct 2014. The performance targets for calendar year 2014 incentive and for the premium shares were achieved, a total number of 627,578 were issuable as of June 30, 2015.

On April 3, 2013, Beijing Hollysys entered into an operating lease agreement to lease out one of its buildings located in Beijing. The lease term is 10 years from September 1, 2013 to August 31, 2023. The annual minimum lease payment receivable after five years are subject to renegotiation in case the Chinese consumer price index published by the government exceeds 5%.

On May 30, 2014, the Company entered into a convertible loan agreement with International Finance Corporation, an international organization established by Articles of Agreement among its member countries including the British Virgin Islands ("IFC"), under which the Company will borrow $20,000,000 from IFC (the “Convertible Bond”) (Note 16) with an interest rate of 2.1% per annum and commitment fee of 0.5% per annum paid in rear semi-annually. The Company received the loan disbursement on August 30, 2014, and the loan interest started accumulating since then.

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

Exchange Controls in China

Under the Foreign Currency Administration Rules promulgated in 1996 and revised in 1997, and various regulations issued by SAFE and other relevant PRC government authorities, RMB is convertible into other currencies without prior approval from SAFE only to the extent of current account items, such as trade related receipts and payments, interest and dividends and after complying with certain procedural requirements. The conversion of RMB into other currencies and remittance of the converted foreign currency outside PRC for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from SAFE or its local office. Payments for transactions that take place within China must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local office. Unless otherwise approved, domestic enterprises must convert all of their foreign currency proceeds into RMB.

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

On August 29, 2008, SAFE promulgated Circular 142 which regulates the conversion by a foreign-funded enterprise of foreign currency into RMB by restricting how the converted RMB may be used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of Circular 142. Under Circular 142 and Circular 45, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of Circular 142 and Circular 45 could result in severe penalties, such as heavy fines as set out in the relevant foreign exchange control regulations.

SAFE also promulgated Circular 59 in November 2010, which tightens the regulation over settlement of net proceeds from overseas offerings and requires, among other things, the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents.

In May, 2013 SAFE promulgated Circular 21 which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of particular circumstances, nor does it address the U.S. federal income tax consequences to persons who are subject to special rules under U.S. federal income tax law, including:

●	banks, insurance companies or other financial institutions;

●	persons subject to the alternative minimum tax;

●	tax-exempt organizations;

●	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid United States federal income tax;

●	certain former citizens or long-term residents of the United States;

●	dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons that own, or are deemed to own, more than five percent of our capital stock;

●	holders who acquired our stock as compensation or pursuant to the exercise of a stock option;

●	persons who hold our common stock as a position in a hedging transaction, “straddle,” or other risk reduction transaction; or

●	persons who do not hold our ordinary shares as a capital asset (within the meaning of Section 1221 of the Code).

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

Information Reporting and Backup Withholding

Payments of dividends or of proceeds on the disposition of stock made to a holder of our ordinary shares may be subject to information reporting and backup withholding at a current rate of 28% unless such holder provides a correct taxpayer identification number on IRS Form W-9 (or other appropriate withholding form) or establishes an exemption from backup withholding, for example by properly certifying the holder’s non-U.S. status on a Form W-8BEN, Form W-8BEN-E or another appropriate version of IRS Form W-8. Payments of dividends to holders must generally be reported annually to the IRS, along with the name and address of the holder and the amount of tax withheld, if any. A similar report is sent to the holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the holder’s country of residence.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

F.       Dividends and Paying Agents

On February 9th, 2015, we declared a special cash dividend of US$0.40 per share to the holders of the Company’s ordinary shares. The record day was February 23rd, 2015, and payment day was March 16th, 2015. Continental Stock Transfer & Trust acted as the paying agent.

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

ITEM 11.         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to interest rate risk primarily with respect to our bank loans. A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings as of June 30, 2015, would decrease income before income taxes by approximately $0.5 million for the fiscal year ended June 30, 2015. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, 79.0% of our consolidated revenues and consolidated costs and expenses are denominated in RMB, and 93.2% of our assets are denominated in RMB, and the remaining are mainly denominated in SGD.  As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rates of the U.S. dollar, RMB and SGD.  If the RMB or SGD depreciates against the U.S. dollar, the value of our RMB or SGD revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline.  Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated at historical exchange rates.  Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of shareholders’ equity.  An average appreciation or depreciation of the RMB against the US dollar of 5% would increase or decrease our comprehensive income by $2,025,374 and $2,238,572, respective. An average appreciation or depreciation of the SGD against the US dollar of 5% would decrease or increase our comprehensive income by $308,847 or $341,358 respectively, based on our current revenues, costs and expenses, assets, and liabilities denominated in RMB or SGD as of June 30, 2015.

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

On August 27, 2010 our Board of Directors adopted a rights plan, or the 2010 Rights Plan. The 2010 Rights Plan provides for a dividend distribution of one preferred share purchase Right, for each outstanding ordinary share to shareholders of record at the close of business on August 27, 2010, effective as of September 27, 2010. Each Right entitles the shareholder to buy 1 share of our Class A Preferred Stock at an exercise price of $160. The Rights will become exercisable if a person or group announces an acquisition of 20% or more of our outstanding ordinary shares, or announces commencement of a tender offer for 20% or more of the ordinary shares. In that event, the Rights permit shareholders, other than the acquiring person, to purchase our ordinary shares having a market value of twice the exercise price of the Rights, in lieu of the Class A Preferred Stock. In addition, in the event of certain business combinations, the Rights permit the purchase of the ordinary shares of an acquiring person at a 50% discount. Rights held by the acquiring person become null and void in each case.  Unless terminated earlier by our Board of Directors, the 2010 Rights Plan will expire on September 27, 2020.

In connection with the adoption of the 2010 Rights Plan, we amended our Memorandum and Articles of Association to increase our authorized shares of Class A Preferred Stock from 10,000,000 shares to 90,000,000 shares, and to provide that directors may only be removed by shareholders for cause.

ITEM 15.         CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act, our management has carried out an evaluation, with the participation and under the supervision of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2015.

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

Management conducted its evaluation of disclosure controls and procedures under the supervision of our chief executive officer and our chief financial officer.  Based upon, and as of the date of this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2015.

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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2015. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 framework). Based on our assessment, management believes that, as of June 30, 2015, our internal control over financial reporting was effective based on those criteria.

Our independent registered public accounting firm has audited our internal control over financial reporting as of June 30, 2015 and has issued an attestation report, which appears on F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

Except for the changes arising from the implementation of a new enterprise resource planning system which became operational during the year ended June 30, 2015, there has been no change in our internal control procedure over financial reporting during the year that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.           AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mgr. Colin Sung, one of our independent directors, meets the criteria for an “audit committee financial expert,” as established by the SEC. Mr. Sung will not be deemed an “expert” for any other purpose, including, without limitation, for purposes of Section 11 of the Securities Act, as a result of being designated or identified as an audit committee financial expert.  The designation or identification of Mr. Sung as an audit committee financial expert does not impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of our Audit Committee and board of directors in the absence of such designation or identification.

ITEM 16B.           CODE OF ETHICS

In March 2006, our board of directors adopted a code of conduct, or Code of Conduct, which applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer.   Our Code of Conduct addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, confidentiality, and reporting of violations of the code.  A copy of the Code of Conduct was filed as Annex G to our registration statement on Form S-4 filed with the SEC on March 30, 2006 and is incorporated herein by reference. Our Code of Conduct is also posted on the corporate governance page of our website at www.hollysys.com. During the fiscal year ended June 30, 2015, there were no waivers from a provision of our Code of Conduct granted to our directors, officers or employees.

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Ernst & Young Hua Ming LLP was our principal accountant for the fiscal years ended June 30, 2015 and 2014. The aggregate fees incurred for fiscal years ended June 30, 2015 and 2014 were $1,039,639 and $935,446, respectively. The fees were related to the audit of our annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings.

Audit-Related Fees

The audit-related fees includes service rendered related to our quarterly financial information for the fiscal year ended June 30, 2015 and 2014 were $191,404 and $154,552, respectively.

Tax Fees

The aggregate fees incurred in the fiscal years ended June 30, 2015 and 2014 for tax services rendered were $13,136 and $47,504, respectively. The tax service includes tax compliance, tax advice and tax planning.

All Other Fees

The aggregate fees incurred in each of the fiscal years ended June 30, 2015 and 2014 for products and services provided by the principal accountant, other than the services reported above under other captions of this Item 16C were nil and nil, respectively.

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

NASDAQ Listing Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer's fiscal year end. NASDAQ Listing Rule 5635(c) also requires each issuer to obtain shareholders’ approval when a plan or other equity compensation arrangement is established or materially amended. However, NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. We follow home country practice with respect to annual meetings and did not hold an annual shareholder meeting in fiscal 2015. Our BVI counsel, Maples and Calder, has provided a letter to NASDAQ certifying that under BVI law, we are not required to hold annual shareholder meetings. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

Maples and Calder has also provided a letter to NASDAQ certifying that under BVI law, we are not required to seek shareholder approval for the establishment of our equity compensation plans. In 2015, we followed home country practice with respect to the adoption of our 2015 Equity Plan without seeking shareholder approval.

ITEM 16H.           MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.         FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.         FINANCIAL STATEMENTS

Our Audited Financial Statements for the Years Ended June 30, 2015, 2014 and 2013 are included at the end of this annual report.

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

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

/s/ Baiqing Shao
Baiqing Shao

Date: September 25, 2015	Chief Executive Officer

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Hollysys Automation Technologies Ltd.

We have audited the accompanying consolidated balance sheets of Hollysys Automation Technologies Ltd. (the “Company”) as of June 30, 2015 and 2014, and the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hollysys Automation Technologies Ltd. at June 30, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hollysys Automation Technologies Ltd. as of June 30, 2015 and 2014, and the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2015 of Hollysys Automation Technologies Ltd. and our report dated September 25, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

September 25, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Hollysys Automation Technologies Ltd.

We have audited Hollysys Automation Technologies Ltd.’s internal control over financial reporting as of June 30, 2015, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). Hollysys Automation Technologies Ltd.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Hollysys Automation Technologies Ltd. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hollysys Automation Technologies Ltd. as of June 30, 2015 and 2014, and the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2015 of Hollysys Automation Technologies Ltd. and our report dated September 25, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

September 25, 2015

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In US dollars thousands except for number of shares and per share data)

		June 30,
	Notes	2014	2015
ASSETS
Current assets:
Cash and cash equivalents		$162,159	$207,834
Time deposits with maturities over three months		28,334	49,650
Restricted cash		8,359	25,337
Accounts receivable, net of allowance for doubtful accounts of $25,691 and $34,259 as of June 30, 2014 and 2015, respectively	5	258,885	252,538
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $5,839 and $8,850 as of June 30, 2014 and 2015, respectively	6	179,688	165,337
Other receivables, net of allowance for doubtful accounts of $334 and $638 as of June 30, 2014 and 2015, respectively		11,039	12,471
Advances to suppliers		11,588	15,286
Amounts due from related parties	22	23,720	39,077
Inventories	4	35,053	34,706
Prepaid expenses		868	594
Income tax recoverable		666	596
Deferred tax assets	20	6,687	3,214
Assets held for sale	9	2,847	-
Total current assets		729,893	806,640

Non-current assets:
Restricted cash		7,498	3,994
Prepaid expenses		108	13
Property, plant and equipment, net	7	82,345	80,222
Prepaid land leases	8	12,397	11,649
Acquired intangible assets, net	10	6,510	1,693
Investments in equity investees	12	15,062	12,512
Investments in cost investees	12	4,436	4,464
Goodwill	11	66,640	59,918
Deferred tax assets	20	1,806	2,581
Total non-current assets		196,802	177,046

Total assets		$926,695	$983,686

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	14	$4,494	$16,295
Current portion of long-term loans	15	8,517	14,111
Accounts payable		135,669	105,292
Construction costs payable		4,903	1,159
Deferred revenue		130,696	138,587
Accrued payroll and related expenses		10,601	11,982
Income tax payable	20	12,040	5,732
Warranty liabilities	13	4,014	7,310
Other tax payables		27,631	20,147
Accrued liabilities		24,426	31,299
Amounts due to related parties	22	3,988	1,713
Deferred tax liabilities	20	1,627	5,888
Current portion of acquisition-related consideration		30,285	15,081
Total current liabilities		398,891	374,596

Long-term loans	15	14,978	20,551
Deferred tax liabilities	20	2,371	77
Warranty liabilities		3,604	3,077
Non-current portion of acquisition-related consideration		14,793	-
Total non-current liabilities		35,746	23,705

Total liabilities		434,637	398,301

Commitments and contingencies	23	-	-

Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 58,358,521 shares issued and outstanding	17	58	58
Additional paid-in capital		173,765	192,768
Statutory reserves		23,288	30,248
Retained earnings		252,351	318,441
Accumulated other comprehensive income		39,013	37,585
Total Hollysys Automation Technologies Ltd. stockholder’s equity		488,475	579,100

Noncontrolling interests		3,583	6,285
Total equity		492,058	585,385

Total liabilities and equity		$926,695	$983,686

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In US dollars thousands except for number of shares and per share data)

		Year ended June 30,
	Notes	2013	2014	2015
Net revenues
Integrated contract revenue (including revenue from related parties of $18,473, $4,659 and $22,544 for the years ended June 30, 2013, 2014 and 2015, respectively)		$328,551	478,261	$481,006
Product sales (including revenue from related parties of $1,084, $1,629 and $2,014 for the years ended June 30, 2013, 2014 and 2015, respectively)		20,504	31,922	39,762
Revenue from services (including revenue from related parties of nil, $497 and $19 for the years ended June 30, 2013, 2014 and 2015, respectively)		-	11,149	10,611
Total net revenues		349,055	521,332	531,379

Costs of integrated contracts (including purchases from related parties of $527, $364 and $419 for the years ended June 30, 2013, 2014 and 2015 respectively)		218,586	330,039	300,332
Costs of products sold		6,800	11,580	12,547
Costs of services rendered		-	4,090	4,098
Gross profit		123,669	175,623	214,402

Operating expenses
Selling (including expenses from related parties of $949,$1,953 and $914 for the years ended June 30, 2013, 2014 and 2015 respectively)		26,794	28,258	26,263
General and administrative		29,648	39,716	50,786
Goodwill impairment charge		-	-	1,855
Research and development		32,507	36,486	35,779
VAT refunds and government subsidies		(22,982)	(27,244)	(30,388)
Total operating expenses		65,967	77,216	84,295

Income from operations		57,702	98,407	130,107

Other income (expenses), net (including other income from related parties of $66, $65 and $41 for the years ended June 30, 2012, 2013 and 2014, respectively)		80	(6,452)	2,601
Foreign exchange gain (loss)		800	794	(6,765)
Gain on disposal of an equity investee		-	-	80
Share of net income (losses) of equity investees		297	(2,692)	(2,910)
Interest income		3,075	3,253	3,686
Interest expenses		(2,170)	(1,998)	(1,821)
Dividend income from cost investees		834	-	249
Income before income taxes		60,618	91,312	125,227

Income tax expenses	20	8,097	19,861	26,040
Net income		52,521	71,451	99,187

Less: net income attributable to noncontrolling interests		527	1,831	2,660
Net income attributable to Hollysys Automation Technologies Ltd.		$51,994	69,620	$96,527

Other comprehensive income, net of tax of nil
Translation adjustments		$4,193	2,146	$(1,386)
Comprehensive income		56,714	73,597	97,801

Less: comprehensive income attributable to noncontrolling interests		563	1,837	2,701
Comprehensive income attributable to Hollysys Automation Technologies Ltd.		$56,151	71,760	$95,100

Net income per share:
Basic	21	$0.93	$1.20	$1.65
Diluted	21	$0.92	$1.19	$1.61

Shares used in income per share computation:
Weighted average number of ordinary shares		56,167,592	57,926,333	58,612,596
Weighted average number of diluted ordinary shares		56,412,469	58,426,642	60,134,203

See accompanying notes to consolidated financial statements

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars thousands)

	Year ended June 30,
	2013	2014	2015
Cash flows from operating activities:
Net income	$52,521	$71,451	$99,187
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	6,224	7,051	8,508
Amortization of prepaid land leases	158	245	197
Amortization of intangible assets	2,848	5,413	4,454
Allowance for doubtful accounts	6,342	10,545	17,418
(Gain) loss on disposal of property, plant and equipment	(97)	(132)	598
Impairment loss on share of a cost investment	-	325	-
Goodwill impairment charge	-	-	1,855
Share of net (income) losses of equity investees	(297)	2,692	2,910
Dividends received from a cost investee	(834)	-	(249)
Gain on disposal of investment in an equity investee	-	-	(80)
Gain on disposal of a subsidiary	(6)	-	-
Share-based compensation expenses	1,599	2,986	2,492
Deferred income tax (benefit) expenses	(1,956)	(5,427)	4,846
Acquisition-related consideration adjustments	1,163	8,920	(166)
Accretion of convertible bond discount	-	-	192
Fair value adjustments of a bifurcated derivative	-	-	35
Changes in operating assets and liabilities:
Accounts receivable	(33,423)	(88,593)	(7,675)
Costs and estimated earnings in excess of billings	(19,956)	(38,810)	10,527
Inventories	(6,673)	(806)	560
Advances to suppliers	2,054	(2,959)	(3,690)
Other receivables	(3,433)	697	(1,928)
Deposits and other assets	(4,857)	(5,142)	(13,375)
Due from related parties	(11,673)	2,776	(15,205)
Accounts payable	22,435	24,161	(25,836)
Deferred revenue	4,140	63,348	7,556
Accruals and other payable	11,040	7,979	6,897
Cash dividends received from equity investees	-	2,408	-
Due to related parties	58	1,899	(2,301)
Income tax payable	54	6,762	(6,153)
Other tax payables	3,246	5,489	(7,622)
Net cash provided by operating activities	$30,677	$83,278	$83,952

Cash flows from investing activities:
Time deposits placed with banks	(19,592)	(18,881)	(33,416)
Purchases of property, plant and equipment	(9,088)	(8,359)	(4,553)
Proceeds from disposal of investment in an equity investee	-	-	80
Maturity of time deposits	28,069	11,588	11,551
Proceeds from disposal of property, plant and equipment	334	866	794
Cash contributions to an equity investee	-	(3,904)	-
Cash contributions to a cost investee	-	(1,030)	-
Acquisition of a subsidiary, net of cash acquired	(11,937)	(5,510)	(14,600)
Dividends received from a cost investee	-	-	249
Proceeds from disposal of a subsidiary	113	-	-
Net cash used in investing activities	(12,101)	(25,230)	(39,895)

Cash flows from financing activities:
Proceeds from short-term bank loans	$7,499	$14,583	$25,074
Repayments of short-term bank loans	(4,555)	(13,826)	(12,631)
Proceeds from long-term bank loans	611	108	-
Repayments of long-term bank loans	(8,237)	(9,192)	(8,813)
Proceeds from convertible bond	-	-	20,000
Convertible bond issuance cost	-	-	(349)
Proceeds from exercise of options	967	-	1,280
Payment of dividends	-	-	(23,300)
Net cash (used in) provided by financing activities	(3,715)	(8,327)	1,261

Effect of foreign exchange rate changes	1,035	209	357
Net increase in cash and cash equivalents	$15,896	$49,930	$45,675

Cash and cash equivalents, beginning of year	96,333	112,229	162,159
Cash and cash equivalents, end of year	$112,229	$162,159	$207,834

Supplementary disclosures of cash flow information:
Cash paid during the year for:
Interest	$2,087	$1,842	$1,855
Income tax	$10,024	$17,613	$26,183

Supplementary disclosures of significant non-cash transactions:
Acquisition of property, plant and equipment included in construction costs payable and accrued liabilities	$6,764	$1,989	$484
Issuance of ordinary shares as purchase consideration in connection with the acquisition of Bond	$16,910	$-	$15,231

See accompanying notes to consolidated financial statements.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In US dollars thousands except for number of shares)

	Ordinary shares			Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total Hollysys Automation Technologies Ltd.	Noncontrolling	Total
	Shares	Amount		capital	reserves	earnings	income	stockholders’ equity	interest	equity
Balance at June 30, 2012	55,998,917	$56		$151,305	$23,091	$130,934	$32,715	$338,101	$1,184	$339,285
Share-based compensation	-	-		1,599	-	-	-	1,599	-	1,599
Issuance of ordinary shares upon exercise of options	138,000	-		967	-	-	-	967	-	967
Exercise of share-based compensation on restricted shares issued to directors	10,000	-		-	-	-	-	-	-	-
Acquisition of a subsidiary (Note 3)	1,407,907	2		16,908	-	-	-	16,910	-	16,910
Net income for the year	-	-		-	-	51,994	-	51,994	527	52,521
Appropriations to statutory reserves	-	-		-	55	(55)	-	-	-	-
Translation adjustments	-	-		-	-	-	4,157	4,157	36	4,193
Balance at June 30, 2013	57,554,824	$58		$170,779	$23,146	$182,873	$36,872	$413,728	$1,747	$415,475

Share-based compensation	-	-		2,986	-	-	-	2,986	-	2,986
Net income for the year	-	-		-	-	69,620	-	69,620	1,831	71,451
Appropriations to statutory reserves	-	-		-	142	(142)	-	-	-	-
Translation adjustments	-	-		-	-	-	2,141	2,141	5	2,146
Balance at June 30, 2014	57,554,824	$58		$173,765	$23,288	$252,351	$39,013	$488,475	$3,583	$492,058

Share-based compensation	-	-		2,492	-	-	-	2,492	-	2,492
Issuance of ordinary shares upon exercise of options	142,500	-	*	1,280	-	-	-	1,280	-	1,280
Exercise of share-based compensation on restricted shares issued to directors	12,500	-	*	-	-	-	-	-	-	-
Issuance of Incentive Shares and Premium Shares for Bond (Note 3)	648,697	-	*	15,231	-	-	-	15,231	-	15,231
Net income for the year	-	-		-	-	96,527	-	96,527	2,660	99,187
Appropriations to statutory reserves	-	-		-	7,137	(7,137)	-	-	-	-
Dividend paid	-	-		-	-	(23,300)	-	(23,300)	-	(23,300)
Other	-	-		-	(177)	-	-	(177)	-	(177)
Translation adjustments	-	-		-	-	-	(1,428)	(1,428)	42	(1,386)
Balance at June 30, 2015	58,358,521	$58		$192,768	$30,248	$318,441	$37,585	$579,100	$6,285	$585,385

* The share capital increase for the issuance of ordinary shares upon exercise of options, restricted share and Incentive and Premium Shares for Bond are less than $1.

See accompanying notes to consolidated financial statements.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015

(Amounts in thousands except for number of shares and per share data)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -ORGANIZATION AND BUSINESS BACKGROUND

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

On July 1, 2009, the Company acquired 1.78% equity interest in Beijing Hollysys from the noncontrolling shareholders for a consideration of RMB18,000 (approximately $2,639). Upon completion of the acquisition, the Company held a 75.89% equity interest in Beijing Hollysys.

On December 23, 2009, the Company entered into a share sale and purchase agreement with Unionway Resources Limited (“Unionway”), a company incorporated in the BVI, pursuant to which, among other things, the Company acquired 24.11% equity interest of Beijing Hollysys. As the consideration for the acquisition, the Company paid RMB67,634 ($9,917) in cash and issued 4,413,948 ordinary shares, with total fair value of $53,012, to Unionway on March 16, 2010. Upon completion of the acquisition, the Company indirectly owns 100% of Beijing Hollysys.

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

On May 9, 2012, Concord Solution (HK) Limited was established to provide integrated automation products and services. It is 100% indirectly owned by the Company with a registered capital of HKD10.

On July 24, 2012, Hangzhou Hollysys System Engineering Co., Ltd. was established to provide integrated automation products and services. It is 100% indirectly owned by the Company with a registered capital of RMB50,000.

In December 2012, the Company disposed of its 51% equity interest in Beijing WoDeWeiYe Technology Exploration Co., Ltd. (“WoDeWeiYe”) for a consideration of $113. WoDeWeiYe was insignificant to the Company and thus the results of WoDeWeiYe were not presented as discontinued operations.

Year ended June 30,
2013

Net revenues	$49
Net income (loss)	$(33)

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data)

On January 10, 2013, Hollysys International Pte. Ltd. was established under the law of Singapore for the purpose of acquiring Bond Corporation Pte. Ltd. It is 100% owned by the Company with a registered capital of SGD20,000.

On February 21, 2013, Concord M Design and Engineering Company Limited were established to undertake potential projects in Macau. It is 100% indirectly owned by the Company with a registered capital of 25 Macau Pataca.

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

On December 15, 2014, Hollycon (Italy) Pte. Ltd. (“Hollycon Italy”) was established as part of the effort the Company made to explore the oversea market. The newly setup subsidiary mainly manufactures and sells medical automation equipment.

On January 31, 2015, the Company liquidated HaoTong, which is a subsidiary 100% indirectly owned by the Company. HaoTong was insignificant to the Company and thus the results of HaoTong were not presented as discontinued operations.

As of June 30, 2015, details of the Company’s subsidiaries are as follows:

Name of company	Place of incorporation	Date of incorporation	Percentage of ownership interest attributable to the Company		Principal activities
			Directly	Indirectly

Gifted Time Holdings Limited (“GTH”)	BVI	September 21, 2005	100%	-	Investment holding

Clear Mind Limited (“Clear Mind”)	BVI	November 29, 2007	-	100%	Investment holding

World Hope Enterprises Limited (“World Hope”)	Hong Kong	September 17, 2007	-	100%	Investment holding

Beijing Helitong Science & Technology Exploration Co., Ltd. (“Helitong”)	The People’s Republic of China (“PRC”)	January 25, 2008	-	100%	Investment holding

Hollysys Group Co., Ltd. (“Hollysys Group”)	PRC	December 17, 2007	-	100%	Investment holding

Hollysys (Beijing) Investment Co., Ltd. (“Hollysys Investment”)	PRC	April 15, 2011	-	100%	Investment management

Beijing Hollysys Automation & Drive Co., Ltd. (“Hollysys A&D”)	PRC	May 13, 2008	-	100%	Provision of integrated automation products and services

Hangzhou Hollysys Automation Co., Ltd. (“Hangzhou Hollysys”)	PRC	September 24, 2003	-	100%	Provision of integrated automation products and services

Hangzhou Hollysys System Engineering Co., Ltd. (“Hangzhou System”)	PRC	July 24, 2012	-	100%	Provision of integrated automation products and services

Beijing Hollysys Electronics Technology Co., Ltd. (“Hollysys Electronics”)	PRC	June 4, 2010	-	100%	Manufacture components of automation products for members of Hollysys

Beijing Hollycon Medicine & Technology Co., Ltd. (“Hollycon”)	PRC	June 4, 2010	-	51%	Manufacture and sale of medical automation equipment

Beijing Hollysys Co., Ltd. (“Beijing Hollysys”)	PRC	September 25, 1996	-	100%	Provision of integrated automation products and services

Xi’an Hollysys Co., Ltd. (“Xi'an Hollysys”)	PRC	March 9, 2011	-	100%	Research and development

Hollysys International Pte. Limited (“HI”)	Singapore	January 10, 2013	100%	-	Investment holding

Hollycon (Italy) Pte. Ltd. ("Hollycon Italy")	Italy	December 15, 2014	-	99%	Manufacture and sale of medical automation equipment

Hollysys (Asia Pacific) Pte. Limited (“HAP”)	Singapore	October 23, 1997	-	100%	Provision of integrated automation products and services

Hollysys Automation India Private Limited (“HAIP”)	India	March 31, 2014	-	100%	Provision of automation products

Concord Corporation Pte. Ltd. (“CCPL”)	Singapore	March 10, 2008	-	100%	Provision of mechanical and electrical solutions and installation services

Concord Electrical Pte. Ltd. (“CEPL”)	Singapore	May 25, 1984	-	100%	Provision of mechanical and electrical solutions and installation services

Concord Electrical Sdn. Bhd. (“CESB”)	Malaysia	May 13, 1994	-	100%	Provision of mechanical and electrical solutions and installation services

Concord Solution (HK) Limited (“CSHK”)	Hong Kong	May 9, 2012	-	100%	Provision of mechanical and electrical solutions and installation services

Concord M Design and Engineering Company Limited (“CMDE”)	Macau	February 21, 2013	-	100%	Provision of mechanical and electrical solutions and installation services

Bond Corporation Pte. Ltd. (“BCPL”)	Singapore	November 1, 2012	-	100%	Investment holding

Bond M & E Pte. Ltd. (“BMSG”)	Singapore	March 6, 1981	-	100%	Provision of mechanical and electrical solutions and installation services

Bond M & E Sdn. Bhd. (“BMJB”)	Malaysia	October 25, 1983	-	100%	Provision of mechanical and electrical solutions and installation services

Bond M & E (KL) Sdn. Bhd. (“BMKL”)	Malaysia	October 24, 1989	-	100%	Provision of mechanical and electrical solutions and installation services

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data)

The Company is principally engaged in the manufacture, sale and provision of integrated automation systems and services, mechanical and electrical solution services and installation services in the PRC, Hong Kong, Southeast Asia and the Middle East through its operating subsidiaries.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management evaluates estimates, including those related to the expected total costs of integrated contracts, expected gross margins of integrated solution contracts, allowance for doubtful accounts, fair values of share options, fair value of bifurcated derivative, purchase price allocation and contingent consideration with respect to business combinations, warranties, valuation allowance of deferred tax assets and impairment of goodwill and other long-lived assets. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ materially from those estimates.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data)

Foreign currency translations and transactions

The Company, GTH, Clear Mind and World Hope’s functional currency is the United States dollars (“US dollars” or “$”); whereas the Company’s subsidiaries use the primary currency of the economic environment in which their operations are conducted as their functional currency. Renminbi (“RMB”) is determined to be the functional currency of all PRC subsidiaries; Singapore dollar (“SGD”) is determined to be the functional currency of HI, HAP, CCPL, CEPL, BCPL and BMSG; Malaysian Ringgit (“MYR”) is determined to be the functional currency of CESB, BMJB and BMKL; and United Arab Emirates Dirham (“AED”), Hong Kong dollar (“HKD”), Macau Pataca (“MOP”), Indian Rupee (“INR”) and Euro (“EUR”) are the functional currencies of CCPL Dubai, CSHK, CMDE, HAIP and Hollycon Italy, respectively. The Company uses the US dollars as its reporting currency.

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

Transactions denominated in foreign currencies are measured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in earnings, except for those raised from intercompany transactions with investment nature, which are recorded in other comprehensive income.

For the years ended June 30, 2013, 2014 and 2015, the Company recorded foreign exchange gain (loss), net of $800, $794 and $(6,765), respectively.

Business combinations

The Company accounts for its business combinations using the purchase method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”). The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total cost of the acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statements of comprehensive income.

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

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data)

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

Time deposits with original maturities over three months

Time deposits with original maturities over three months consist of deposits placed with financial institutions with original maturity terms from four months to one year. As of June 30, 2015, $29,051, $14,721 and $5,878 of time deposits with original maturities over three months were placed in financial institutions in the PRC, Singapore and Malaysia, respectively. As of June 30, 2014, $17,100 and $11,234 time deposits with original maturities over three months were placed in financial institutions in the PRC and Malaysia, respectively.

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

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data)

The Company reviews and updates the estimated total costs of integrated solution contracts at least semi-annually. The Company accounts for revisions to contract revenue and estimated total costs of integrated solution contracts, including the impact due to approved change orders, in the period in which the facts that cause the revision become known as changes in estimates. Unapproved change orders are considered claims. Claims are recognized only when it has been awarded by customers. Excluding the impact of change orders, if the estimated total costs of integrated solution contracts, which were revised during the years ended June 30, 2013, 2014 and 2015, had been used as a basis of recognition of integrated contract revenue since the contract commencement, net income for the years ended June 30, 2013, 2014 and 2015 would have been decreased by $11,253, $4,436, and $26,232, respectively; basic net income per share for years ended June 30, 2013, 2014 and 2015 would have been decreased by $0.20, $0.08, and $0.45, respectively; and diluted net income per share for the years ended June 30, 2013, 2014 and 2015, would have decreased by $0.20, $0.08, and $0.44, respectively. Revisions to the estimated total costs for the years ended June 30, 2013, 2014 and 2015 were made in the ordinary course of business.

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

Service rendered

The Company has in recent years extended its service offerings as described below. The Company mainly provides two types of services:

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

Revenue from services was not presented separately in the consolidated statement of comprehensive income for the fiscal year ended June 30, 2013 as the amounts was immaterial.

Inventories

Inventories are composed of raw materials, work in progress, purchased and manufactured finished goods and low value consumables. Inventories are accounted for on the “first-in, first-out basis”, and stated at the lower of cost or market.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data)

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

Accounts receivable and costs and estimated earnings in excess of billings

Performance of the integrated contracts will often extend over long periods and the Company’s right to receive payments depends on its performance in accordance with the contractual agreements. There are different billing practices in the PRC and overseas operating subsidiaries including Concord and Bond. For the Company’s PRC subsidiaries, billings are issued based on milestones specified in contracts negotiated with customers. In general, there are four milestones: 1) project commencement, 2) system manufacturing and delivery, 3) installation, trial-run and customer acceptance, and 4) expiration of the warranty period. The amounts to be billed at each milestone are specified in the contract. All contracts have the first milestone, but not all contracts require prepayments. The length of each interval between two continuous billings under an integrated contract varies depending on the duration of the contract (under certain contracts, the interval lasts more than a year) and the last billing to be issued for an integrated solution contract is scheduled at the end of a warranty period. For Concord and Bond, billing claims rendered are subject to the further approval and certification of the customers or their designated consultants. Payments are made to Concord or Bond based on the certified billings according to the payment terms mutually agreed between the customers and Concord or Bond. Certain amounts are retained by the customer and payable to Concord and Bond upon satisfaction of final quality inspection or at the end of the warranty period. The retained amounts which were recorded as accounts receivables were $6,549, $9,653 and $10,380 for the three years ended June 30, 2013, 2014 and 2015, respectively. Prepayments received are recorded as deferred revenue. The deferred revenue will be recognized as revenue under the percentage of completion method along with the progress of a contract. If no prepayment is received by the Company, revenue will be recognized through costs and estimated earnings in excess of billings.

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

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data)

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

Maintenance and repairs are charged directly to expenses as incurred, whereas betterment and renewals are capitalized in their respective accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized for the reporting period.

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
Residual values are considered nil.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. The Company’s goodwill outstanding at June 30, 2015 was related to the acquisition of Concord and Bond (see note 3). In accordance with ASC 350, Intangibles, Goodwill and Other (“ASC 350”), goodwill is not amortized, but rather is tested for impairment at least annually or more frequently if there are indicators of impairment present.

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

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data)

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

Shipping and handling costs

All shipping and handling fees charged to customers are included in net revenue. Shipping and handling costs incurred are included in cost of integrated contracts and/or costs of products sold as appropriate.

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

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data)

Research and development costs

Research and development costs consist primarily of salaries, bonuses and benefits for research and development personnel. Research and development costs also include travel expenses of research and development personnel as well as depreciation of hardware equipment and software tools and other materials used in research and development activities. Research and development costs are expensed as incurred. Software development costs are also expensed as incurred as the costs qualifying for capitalization have been insignificant.

VAT refunds and government subsidies

Pursuant to the laws and regulations of the PRC, the Company remits 17% of its sales as valued added tax (“VAT”), and then is entitled to a refund of the portion that the Company’s actual VAT burden exceeding 3% levied on all sales containing internally developed software products. VAT refunds are recognized in the statements of comprehensive income when cash refunds or the necessary approval from the tax authority has been received. Certain subsidiaries of the Company located in the PRC receive government subsidies from local PRC government agencies. Government subsidies are recognized in the statement of comprehensive income when the attached conditions have been met. Government grants received for the years ended June 30, 2013, 2014 and 2015 amounted to $11,322, $5,792 and $7,593 respectively, of which $4,878, $5,103 and $2,191 were included as a credit to operating expenses in the statements of comprehensive income for the years ended June 30, 2013, 2014 and 2015, respectively.

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

Investments in cost and equity investees

The Company accounts for its equity investments under either the cost method or the equity method by considering the Company’s rights and ability to exercise significant influence over the investees. Under the cost method, investments are initially carried at cost. In the event that the fair value of the investment falls below the initial cost and the decline is considered as other-than-temporary, the Company recognizes an impairment charge, equal to the difference between the cost basis and the fair value of the investment. A variety of factors are considered when determining if a decline in fair value below carrying value is other than temporary, including, among others, the financial condition and prospects of the investee.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data)

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

Under the equity method, original investments are recorded at cost and adjusted by the Company’s share of undistributed earnings or losses of these entities, by the amortization of any basis difference between the amount of the Company’s investment and its share of the net assets of the investee, and by dividend distributions or subsequent investments. Unrealized inter-company profits and losses related to equity investees are eliminated. An impairment charge, being the difference between the carrying amount and the fair value of the equity investee, is recognized in the consolidated statements of comprehensive income when the decline in value is considered other than temporary.

The impairment loss on investment in cost investees for the years ended June 30, 2013, 2014 and 2015 were nil, $325 and nil respectively. There was no impairment loss on investments in equity investees for the years ended June 30, 2013, 2014 and 2015, respectively.

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

Share-based compensation

The Company accounts for share-based compensation in accordance with ASC 718, Compensation-Stock Compensation (“ASC 718”). The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award. The compensation cost for each vesting tranche in an award subject to performance vesting is recognized ratably from the service inception date to the vesting date for each tranche. To the extent the required service and performance conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in a subsequent period if actual forfeitures differ from initial estimates.

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

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data)

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

Concentration of risks

Concentration of credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, time deposits with original maturities over three months, restricted cash, accounts receivable, other receivables and amounts due from related parties. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet date. As of June 30, 2015, substantially all of the Company’s cash and cash equivalents and time deposits with original maturities exceeding three months were managed by financial institutions located in the PRC, Singapore, Malaysia and Dubai, which management believes are of high credit quality. Accounts receivable, other receivables and amounts due from related parties are typically unsecured and the risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data)

The Company has no customer that individually comprised 10% or more of the outstanding balance of accounts receivable as of June 30, 2014 and 2015, respectively.

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

Concentration of foreign currency exchange rate risk

The Company’s exposure to foreign currency exchange rate risk primarily relates to monetary assets or liabilities held in foreign currencies. Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to USD, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. The exchange rate floating bands will remain the same as previously announced in the inter-bank foreign exchange market. The depreciation of the US dollars against RMB was approximately 2.31%, 0.42% and 0.64% for the years ended June 30, 2013, 2014 and 2015, respectively. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position, and the value of its shares in US dollars. An appreciation of RMB against the US dollar would result in foreign currency translation losses when translating the net assets of the Company from RMB into US dollar.

For the years ended June 30, 2013, 2014 and 2015, the net foreign currency translation gains resulting from the translation of RMB and SGD functional currencies to the U.S. dollar reporting currency recorded in other comprehensive income was $4,193, $2,146 and $1,256, respectively.

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (for example, insurance contracts or lease contracts). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (1) Identify the contract(s) with a customer; (2) Identify the performance obligations in the contract; (3) Determine the transaction price; (4) Allocate the transaction price to the performance obligations in the contract; (5) Recognize revenue when (or as) the entity satisfies a performance obligation. In August 2015, FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606) Deferral of the Effective Date (“ASU 2015-14), this update defers the effective date of ASU 2014-09 for all entities by one year. For a public entity, ASU 2014-09 is now effective for annual reporting periods beginning after December 15, 2017 including interim periods within that reporting period. Early adoption is not permitted. The Company is currently evaluating the impact of the adoption of this standard.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data)

In January 2015, FASB issued ASU No. 2015-01, Income Statement—Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items (“ASU 2015-01”), this update eliminates from GAAP the concept of extraordinary items. Subtopic 225-20, Income Statement—Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. The amendments in ASU 2015-01 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The Company will adopt ASU No. 2015-01 on July 1, 2016, and does not expect the adoption of this update to have a material effect on the consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”). ASU No. 2015-02 focuses on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. ASU No. 2015-02 simplifies consolidation accounting by reducing the number of consolidation models from four to two. In addition, the new standard simplifies the FASB Accounting Standards Codification and improves current guidance by: (i) placing more emphasis on risk of loss when determining a controlling financial interest; (ii) reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a Variable Interest Entities (“VIE”); (iii) changing consolidation conclusion for public and private companies in several industries that typically make use of limited partnerships or VIEs. ASU No. 2015-02 will be effective for periods beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. The Company will adopt ASU No. 2015-02 on July 1, 2016, and does not expect the adoption of this update to have a material effect on the consolidated financial statements.

In April 2015, FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). The amendments in this update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this update. An entity should apply the new guidance on a retrospective basis, wherein the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance. Upon transition, an entity is required to comply with the applicable disclosures for a change in an accounting principle. These disclosures include the nature of and reason for the change in accounting principle, the transition method, a description of the prior-period information that has been retrospectively adjusted, and the effect of the change on the financial statement line items (that is, debt issuance cost asset and the debt liability). For public business entities, the amendments in ASU No. 2015-03 are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption of the amendments in ASU 2015-03 is permitted for financial statements that have not been previously issued. The Company has early adopted ASU 2015-03 on a retrospective basis. There were no prior-period adjustments made to the consolidated financial statements for the years ended June 30, 2013 and 2014 as there were no debt issuance costs incurred. In addition, the impact on current fiscal year’s consolidated financial statements was immaterial.

In July 2015, FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory (“ASU 2015-11”) The amendments in ASU 2015-11 do not apply to inventory that is measured using last-in, first-out (LIFO) or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out (FIFO) or average cost. An entity should measure inventory within the scope of ASU 2015-11 at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. For public business entities, the amendments in ASU 2015-11 are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company will adopt ASU 2015-11 on July 1, 2016, and does not expect the adoption of this update to have a material effect on the consolidated financial statements.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data)

NOTE 3 -	BUSINESS COMBINATIONS

Acquisition of Bond

On April 1, 2013, the Company acquired 100% equity interest of the Bond Group, a Singapore headquartered mechanical and electrical solutions service contractor of residential, commercial or industrial building construction and renovation projects in Malaysia and Singapore. The nominal purchase price was $73,000 combined of cash and ordinary shares, with a total fair value of approximately $73,805 as of the acquisition date, which consisted of:

1)	Cash consideration of $36,500, of which $16,390 was paid in April 2013, $5,510 was paid in September 2013, and $14,600 was paid in September 2014; the cash consideration installments due in September 2013 and September 2014 had present values of $5,383 and $13,286, respectively as of the acquisition date.

2)	Share consideration consisting of 1,407,907 ordinary shares with a market value of $16,909 on April 1, 2013 were issued and transferred by the Company on May 30, 2013;

3)	Incentive shares issuable to the selling shareholders (“Incentive Shares for Bond”) in two equal installments with acquisition-date fair values of $10,941 and $10,896, respectively. Issuance of Incentive Shares for Bond is subject to Bond achieving pre-determined net income performance targets. The Incentive Shares for Bond, if earned, are to be issued within 30 days after the filing of the Company’s annual report on Form 20-F for the fiscal years 2014 and 2015, respectively. The net income performance targets for the Incentive Shares for Bond are as follows:

	First installment	Second installment
Basis of performance target	Net income for the year ending December 31, 2013	Net income for the year ending December 31, 2014
Target net income	$8,806	$10,567
Nominal value of shares	$10,950	$10,950
Referencing share price to achieve the nominal value of shares	Average closing price of the Company’s shares during the trading days from October 1 to December 31, 2013	Average closing price of the Company’s shares during the trading days from October 1 to December 31, 2014

4)	Premium shares issuable to the selling shareholders (“Premium Shares for Bond”) are capped at 15% of the total Incentive Shares for Bond, or $3,300, which are subject to Bond achieving a pre-determined compound annual growth rate (“CAGR”) performance target of more than 20% for the two-year period from January 1, 2013 to December 31, 2014. The Premium Shares for Bond, if earned, are to be delivered within 30 days after the filing of the Company’s annual report on Form 20-F for the fiscal year 2015. The CAGR performance targets for the Premium Shares for Bond for the two-year period are as follows:

CAGR performance target	Premium shares issuable

21%	3% of Incentive Shares for Bond

22%	6% of Incentive Shares for Bond

23%	9% of Incentive Shares for Bond

24%	12% of Incentive Shares for Bond

25% and above	15% of Incentive Shares for Bond

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data)

As the Incentive Shares for Bond and Premium Shares for Bond are not subject to any service condition of the selling shareholders, they were determined to be within the scope of ASC 820 (note 16). In accordance with ASC 815, “Derivatives and Hedging” (“ASC 815”), the Incentive and Premium Shares for Bond are not considered fixed-for-fixed and therefore, are classified as liabilities as of June 30, 2014 and 2015, respectively. Until the contingency is resolved, the change in fair value of the Incentive Shares for Bond and Premium Shares for Bond are recognized in earnings. As of acquisition date, the fair value of the contingent consideration ranges from $21,837 to $25,112, depending on whether the 20% - 25% CAGR performance targets disclosed above are achievable.

The acquisition date fair value of the considerations as of the acquisition date is summarized in the below table:

Considerations	Fair value as at April 1, 2013

1) Cash consideration (i)	$35,059

2) Ordinary shares	16,909

3) Incentive Shares for Bond (ii)	21,837

4) Premium Shares for Bond (iii)	-

Total consideration	$73,805

(i) The cash installments of $16,390, $5,510 and $14,600 were paid in May 2013, September 2013 and September 2014, respectively. There was no cash consideration outstanding as of June 30, 2015.

(ii) The first and second installments of the Incentive Shares for Bond had fair values of $15,887 and $10,791 respectively as of June 30, 2014, which was recorded as current portion of acquisition-related consideration liabilities, and non-current portion of the acquisition-related consideration liabilities, respectively as of June 30, 2014. Bond achieved the performance target of the first installment of the Incentive Shares and a total number of 648,697 shares were issuable as of June 30, 2014. Those shares were issued in October 2014. The performance target for the second installment was also achieved, and a total number of 461,107 shares were issuable as of June 30, 2015. The fair value of these shares was $11,080 as of June 30, 2015 and was recorded in the current portion of acquisition- related consideration liabilities.

(iii) The probability of achieving the growth rate performance target set for Premium Shares for Bond was assessed to be not more than likely as of June 30, 2013. Based on the reassessment of Bond’s performance as of June 30, 2014, the probability of achieving the growth rate performance target of 25% CAGR was assessed to be more than likely. The correspondent premium shares for Bond’s achieving 25% CAGR is 15% of Incentive Shares for Bond, or 163,401 shares. The fair value of the premium incentive shares was $4,001 at June 30, 2014, and was recorded as non-current portion of acquisition-related consideration liabilities. The change in assessment of growth rate performance in 2014 resulted in higher fair value of Premium Shares for Bond to be paid to the selling shareholders, which caused a reduction of net income, basic earnings per share, and diluted earnings per share by $4,002, $0.07 and $0.07, respectively. The performance target of 25% and above CAGR growth for premium shares was achieved, hence a total number of 166,471 shares were issuable as of June 30, 2015. The fair value of these shares was $4,001 as of June 30, 2015 and was recorded as current portion of acquisition- related consideration liabilities.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition:

April 1, 2013
Cash and cash equivalents	$4,460
Time deposits with original maturities over three months	7,486
Restricted cash	242
Accounts receivable	9,966
Cost and estimated earnings in excess of billings	6,340
Other receivables	883
Advances to suppliers	110
Inventories	133
Deferred tax assets	105
Assets held for sale	2,951
Property, plant and equipment	4,891
Prepaid land leases	5,884
Intangible assets	14,359
Investments in equity investees	261
Total identifiable assets acquired	58,074

Short-term bank loans	5,532
Accounts payable	8,655
Deferred revenue	2,315
Income tax payable	1,015
Other tax payable	142
Accrued liabilities	314
Deferred tax liabilities	3,791
Long-term bank loans	2,257
Total liabilities assumed	24,020

Net identifiable assets acquired	34,054

Goodwill	39,751
Net assets acquired	$73,805

The fair value of accounts receivable acquired was $9,966. Gross contractual accounts receivable acquired totaled $10,720 and the Company’s best estimate of the contractual cash flows not expected to be collected at acquisition date totaled $754.

The identified intangible assets include acquired customer relationship of $2,900, with an estimated useful life of 57 months, and acquired order backlog of $11,459, with an estimated useful life of 21 to 33 months. Intangible assets were valued using the multi-period excess earnings method.

The goodwill, which is not tax deductible, is primarily attributable to synergies expected to be achieved from the acquisition, and was assigned to the mechanical and electrical solutions segment.

The Company recognized $548 of acquisition-related cost in general and administrative expenses in the statement of comprehensive income for the year ended June 30, 2013.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data)

For the year ended June 30, 2013, Bond contributed approximately $22,795 to the Company’s total net revenues, and approximately $1,791 to the Company’s net income.

NOTE 4 -	INVENTORIES

Components of inventories are as follows:

	June 30,
	2014	2015

Raw materials	$8,046	$12,857
Work in progress	12,187	8,157
Finished goods	14,793	13,692
Low value consumables	27	-

	$35,053	$34,706

NOTE 5 -	ACCOUNTS RECEIVABLE

	June 30
	2014	2015

Accounts receivable	$284,576	$286,797
Allowance for doubtful accounts	(25,691)	(34,259)

	$258,885	$252,538

The movements in allowance for doubtful accounts are as follows:

	June 30,
	2013	2014	2015

Balance at the beginning of year	$14,287	$20,103	$25,691
Additions	5,945	7,604	13,907
Written off	(556)	(2,104)	(5,499)
Translation adjustment	427	88	160

Balance at the end of year	$20,103	$25,691	$34,259

NOTE 6 -	COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS

	June, 30
	2014	2015

Contracts costs incurred plus estimated earnings	$890,761	$819,419
Less: Progress billings	(705,234)	(653,768)
Cost and estimated earnings in excess of billings	185,527	165,651

Less: Allowance for doubtful accounts	(5,839)	(8,850)

	$179,688	$156,801

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data)

As of June 30, 2014 and 2015, balances of $16,442 and $19,085 respectively, were related to contracts which have been completed but were still within the warranty period, of which $989 and $1,895, respectively, was expected to be collected after one year.

The movements in allowance for doubtful accounts are as follows:

	June, 30
	2013	2014	2015

Balance at the beginning of year	$1,890	$2,362	$5,839
Additions	420	3,471	3,085
Written off	-	-	(122)
Translation adjustment	52	6	48

Balance at the end of the year	$2,362	$5,839	$8,850

NOTE 7 -	PROPERTY, PLANT AND EQUIPMENT

A summary of property, plant and equipment is as follows:

	June 30,
	2014	2015

Buildings	$76,779	$72,643
Machinery	6,375	7,594
Software	3,718	6,263
Vehicles	4,122	4,012
Electronic and other equipment	20,682	25,942
Construction in progress	1,997	1,159
	$113,673	$117,613

Less: Accumulated depreciation	(31,328)	(37,391)

	$82,345	$80,222

Total property, plant and equipment with carrying values of $3,881 and $1,161 were pledged to secure short-term bank loans (note 14) as of June 30, 2014 and 2015, respectively.

Buildings and vehicles with a total carrying value of $35,114 and $32,077 were pledged to secure long-term bank loans as of June 30, 2014 and 2015, respectively (note 15).

Construction in progress consists of capital expenditures and capitalized interest charges related to the construction of facilities and assembly line projects and, in addition, as of June 30, 2014, the expenditures related to the SAP system purchased.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data)

The depreciation expenses for the years ended June 30, 2013, 2014 and 2015 were $6,224, $7,051 and $8,508, respectively.

Assets leased to others under operating leases

The Company has entered into an operating lease contract with a third party related to certain buildings owned with the carrying amount as shown below:

	June 30,
	2014	2015

Buildings leased to others - at original cost	$10,892	$10,962
Less: accumulated depreciation	(3,547)	(3,808)
Buildings leased to others - net	7,345	7,154

NOTE 8 -	PREPAID LAND LEASES

A summary of prepaid land leases is as follows:

	June 30,
	2014	2015

Prepaid land leases	$13,845	$13,362
Less: Accumulated amortization	(1,448)	(1,713)

	$12,397	$11,649

The amortization for the years ended June 30, 2013, 2014 and 2015 were $158, $245 and $197, respectively.

Of the total prepaid land leases, $6,517 and $5,112 as of June 30, 2014 and 2015, respectively, are pledged to secure the long-term bank loans (note 15).

The annual amortization of prepaid land leases for each of the five succeeding years is as follows:

Year ending June 30,
2016	$282
2017	282
2018	282
2019	282
2020	282

$1,410

NOTE 9 -	ASSETS HELD FOR SALE

The assets held for sale were $2,847 and nil as of June 30, 2014 and 2015, respectively. The assets held for sale represented residential apartments located in Malaysia acquired through the acquisition of Bond. During fiscal year 2014, the Company entered into several agreements to dispose eight apartments held for sale amounting to $400 and expected the rest of the apartments to be sold in a short period of time. However, during fiscal year 2015, it appears that it is not probable to dispose the remaining apartments in the near future; hence the Company has re-classified these apartments to property, plant and equipment as they are no longer qualified as assets held for sale according to ASC 360-10-45-44. The company recorded $377 as depreciation cost for the apartments mentioned above in fiscal year 2015.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data)

NOTE 10 -	ACQUIRED INTANGIBLE ASSETS, NET

	June 30,
	2014			2015
	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value

Customer relationships	$3,404	(1,071)	2,333	$3,155	(1,652)	1,503
Order backlog	12,797	(8,620)	4,177	11,862	(11,672)	190

	$16,201	(9,691)	6,510	$15,017	(13,324)	1,693

The customer relationships and order backlog were related to Concord and Bond, which were acquired on July 1, 2011 and April 1, 2013, respectively. The amortization for the years ended June 30, 2013, 2014 and 2015 were $2,848, $5,413 and $4,454, respectively. The weighted-average remaining amortization periods for customer relationships, order backlog and total intangible assets are 1.75, 1.00 and 1.66 years as of June 30, 2015.

The annual amortization expense relating to the existing intangible assets for each of five succeeding years is as follows:

Year ending June 30,
2016	$849
2017	563
2018	281
2019	-
2020	-
$1,693

NOTE 11 -	GOODWILL

The changes in the carrying amount of goodwill are as follows:

	June 30,
	2014	2015

Balance at beginning of year	$65,787	$66,640
Goodwill impairment charge	-	(1,855)
Translation adjustments	853	(4,867)

Balance at the end of year	$66,640	$59,918

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data)

Concord, as a component of the M&E operating segment, is considered to be a reporting unit for goodwill impairment purposes as Concord constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of Concord. During the financial year ended June 30, 2015, among other, the Company compared the financial performance of Concord against its budget and determined that it would be more likely than not that the fair value of Concord was less than its carrying amount. The Company engaged an independent third-party appraiser to perform the first step of the two-step goodwill impairment test and concluded that the carrying amount of Concord exceeded its fair value. Thus the Company with the assistance of the independent third-party appraiser continued to measure the amount of impairment loss and recorded a goodwill impairment charge of $1,855 under the caption of “Goodwill impairment charge” in the statement of comprehensive income.

The Company also performed a qualitative assessment with respect to Bond, the other reporting unit and determined that it was more likely than not that the fair value of the reporting unit exceeded its carrying amount as of June 30, 2015.

NOTE 12 -	INVESTMENTS IN EQUITY AND COST INVESTEES

The following long-term investments were accounted for under either the equity method or the cost method as indicated:

June 30, 2015	Interest held	Long-term investment, at cost, less impairment	Share of undistributed profits	Advance to investee company	Total

Equity method
China Techenergy Co., Ltd.	40.00%	$9,814	(5,953)	48	3,909
Beijing Hollysys Electric Motor Co., Ltd.	40.00%	866	3,722	-	4,588
Beijing IPE Biotechnology Co., Ltd.	23.39%	1,613	2,185	-	3,798
Beijing Hollysys Machine Automation Co., Ltd.	30.00%	491	(491)	-	-
Southcon Development Sdn Bhd.	30.00%	238	(21)	-	217
		$13,022	(558)	48	12,512

Cost method
Shenhua Hollysys Information Technology Co., Ltd.	20.00%	$2,593	-	-	2,593
Heilongjiang Ruixing Technology Co., Ltd.	8.31%	1,773	-	-	1,773
Zhongjijing Investment Consulting Co., Ltd.	5.00%	-	-	-	-
Zhejiang Sanxin Technology Co., Ltd.	6.00%	98	-	-	98
		$4,464	-	-	4,464

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data)

June 30, 2014	Interest held	Long-term investment, at cost, less impairment	Share of undistributed profits	Advance to investee company	Total
Equity method
China Techenergy Co., Ltd.	40.00%	$9,752	(2,571)	48	7,229
Beijing Hollysys Electric Motor Co., Ltd.	40.00%	861	3,144	-	4,005
Beijing IPE Biotechnology Co., Ltd.	23.39%	1,603	1,926	-	3,529
New Huake Electronic Technology Co., Ltd.	37.50%	244	(244)		-
Beijing Hollysys Machine Automation Co., Ltd.	30.00%	488	(441)	-	47
Southcon Development SDN BHD	30.00%	280	(28)	-	252
		$13,228	1,786	48	15,062
Cost method
Shenhua Hollysys Information Technology Co., Ltd.	20.00%	$2,577	-	-	2,577
Heilongjiang Ruixing Technology Co., Ltd.	8.31%	1,761	-	-	1,761
Zhongjijing Investment Consulting Co., Ltd.	5.00%	-	-	-	-
Zhejiang Sanxin Technology Co., Ltd.	6.00%	98	-	-	98
		$4,436	-	-	4,436

In April 2013, the Company acquired a 30% equity interest of Southcon Development Sdn. Bhd., as a result of the acquisition of Bond.

For the year ended June 30, 2013, the Company recorded dividend income of $834 from Heilongjiang Ruixing Technology Co., Ltd., an investee which is accounted for by the Company under the cost method, out of which $196 was received during the year ended June 30, 2014.

In December 2013, the Company made additional cash injection of RMB 24,000 (equivalent to $3,901) into China Techenergy Co., Ltd. (“China Techenergy”) which increased the investment cost in China Techenergy to RMB 60,000 (equivalent to $9,752). The other investor has also made additional cash injection that corresponds with their portion of the investment in China Techenergy, therefore the Company’s percentage of interest in China Techenergy remains the same at 40% and the Company continues to use equity method to account for the investment.

For the year ended June 30, 2014, the Company received a dividend of $2,408 from China Techenergy Co., Ltd.

For the year ended June 30, 2014, the Company recognized an impairment loss of RMB2,000 (equivalent to $325) against the investment in Zhongjijing Investment Consulting Co., Ltd (“Zhongjijing”). As a result, the balance of investment in Zhongjijing was reduced to nil as of June 30, 2014. Zhongjijing has ceased operations and the Company expects that the recoverable amount of the investment in Zhongjijing to be nil.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data)

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

In November 2014, the Company entered into an agreement to dispose all of its 37.5% interest in New Huake Electronic Technology Co., Ltd., for a gain of RMB490 (equivalent to $80), and the gain was recognized in the gain on disposal of long term investments in the consolidated statements of comprehensive income for the year ended June 30, 2015.

For the year ended June 30, 2015, the Company received dividend of $249 from Shenhua Hollysys Information Technology Co. Ltd.

NOTE 13 -	WARRANTY LIABILITIES

	June 30,
	2014	2015
Beginning balance	$3,961	$7,616
Expense accrued	7,433	6,647
Expense incurred	(3,790)	(3,924)
Translation adjustment	13	48

	$7,616	$10,387

Less: current portion of warranty liabilities	(4,014)	(7,310)
Long-term warranty liabilities	$3,603	$3,077

NOTE 14 -	SHORT-TERM BANK LOANS

On June 30, 2014, the Company’s short-term bank borrowings consisted of revolving bank loans of $4,494 from several banks, which were subject to annual interest rates ranging from 0.24% to 1.32%, with a weighted average interest rate of 1.11%. The short-term loan are secured by the pledge of guarantee by Beijing Hollysys amounting to $5,385 with restricted cash and buildings with carrying values of $1,504 and $3,881 as of June 30, 2014, respectively.

On June 30, 2015, the Company’s short-term bank borrowings consisted of revolving bank loans of $16,295 from several banks, which were subject to annual interest rates ranging from 1.5% to 5.12%, with a weighted average interest rate of 1.78%. The short-term loan are secured by the pledge of guarantee by Beijing Hollysys amounting to $19,202 with restricted cash and buildings with carrying values of $18,041 and $1,161 as of June 30, 2015, respectively.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data)

For the years ended June 30, 2013, 2014, and 2015, interest expenses on short-term bank loans amounted to $392, $5 and $286 respectively.

As of June 30, 2014, the Company had available lines of credit from various banks in the PRC and Malaysia amounting to $173,670, of which $34,337 was utilized and $139,332 is available for use. These lines of credit were secured by the pledge restricted cash and buildings with the carrying value of $7,941.

As of June 30, 2015, the Company had available lines of credit from various banks in the PRC and Malaysia amounting to $230,074, of which $68,435 was utilized and $161,639 is available for use. These lines of credit were secured by the pledge restricted cash and buildings with the carrying value of $7,991.

NOTE 15 -	LONG-TERM LOANS

		June 30,
		2014	2015
RMB-denominated loan	(i)	17,065	8,996
USD-denominated loan	(ii)	4,663	4,794
MYR-denominated loan	(iii)	1,713	936
SGD denominated loan	(iv)	54	364
Convertible Bond	(v)	$-	$19,572
		23,495	34,662
Less: current portion		(8,517)	(14,111)
		$14,978	$20,551

i.	The RMB denominated loan is repayable in three installments with the last installment due on March 29, 2016. It carries an annual interest rate of 5.94% subject to yearly adjustments by reference to the benchmark rate over the same period announced by the People’s Bank of China with nil premiums. The loan is secured by a pledge of the headquarters facility in Beijing, comprising a prepaid land lease and buildings with an aggregate carrying value of $37,986 and $35,091 as of June 30, 2014 and 2015, respectively.

ii.	The two USD denominated loans are both repayable in one installment by July 31, 2016 and September 29, 2019 respectively. For the fiscal year ended June 30, 2015, the effective interest rates ranged from 2.1% to 3.03%. The borrowings are secured by restricted cash amounting to $5,103 and $5,136 as of June 30, 2014 and 2015, respectively.

iii.	The MYR denominated loans are repayable in two to forty six installments with the last installment due on March 25, 2019. For the year ended June 30, 2015, the effective interest rates ranged from 2.30% to 6.85% per annum. The borrowings are secured by the mortgages of buildings, vehicles, and prepaid land leases in Malaysia, with an aggregate carrying value of $3,465 and $1,258 as of June 30, 2014 and 2015, respectively.

iv.	The SGD denominated loans are repayable in ten to sixty four installments with the last installment due on March 13, 2023. For the year ended June 30, 2015, the effective interest rates ranged from 2.28% to 7.15% per annum. The borrowing is secured by vehicles and restricted cash with a total carrying value of $181 and $840 as of June 30, 2014 and 2015 respectively.

v.	Convertible Bond

On May 30, 2014, the Company entered into a Convertible Bond agreement with International Finance Corporation ("IFC"), under which the Company borrowed $20,000 from IFC (the “Convertible Bond”) with an interest rate of 2.1% per annum and commitment fee of 0.5% per annum paid in arrears semi-annually. The Convertible Bond has a five year term and was drawn down on August 30, 2014 and is repayable in full on August 29, 2019. The loan may not be prepaid before it is due.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data)

Conversion rate

The initial conversion rate at the time of the agreement is 38 ordinary shares per $1, and the initial conversion price is $26.35 per share. The initial conversion rate and conversion price are subject to subsequent adjustments with events that may dilute the unit price per share. Since the Company paid out a cash dividend for $0.4 per share in March 2015, the conversion rate has been adjusted to 38.84 ordinary shares per $1 with the conversion price of $25.75 per share.

Conversion

The Convertible Bond has both voluntary and mandatory conversion terms. IFC may at its option convert, in $1,000 increments, the Convertible Bond in whole or in part, into the Company’s ordinary shares at any time on or prior to the maturity date at a conversion rate and a conversion price in effect at such time. The conversion rate is subject to anti-dilution. According to the convertible bond agreement, 50% of the principal amount of the Convertible Bond then outstanding will be mandatorily converted into ordinary shares of the Company at the conversion rate and conversion price then in effect if at any time, with respect to the period of 30 consecutive trading days ending at such time, the volume weighted average prices for 20 trading days or more in such 30 consecutive trading day period is equal to or more than 150% of the conversion price in effect at such time. In addition, 100% of the principal amount of the Convertible Bond then outstanding will be mandatorily converted into ordinary shares at the conversion rate and conversion price then in effect if at any time, with respect to the period of 30 consecutive trading days ending at such time, the volume weighted average prices for 20 trading days or more in such 30 consecutive trading day period is equal to or more than 200% of the conversion price in effect at such time.

Default Rate Interest

In the event that payments for interest or principal are late, the default interest is payable at 2% from the date on which the payment of the relevant overdue amount became due until the date of actual payment.

Non-conversion compensation feature

In the event that there remains any outstanding principal of the Convertible Bond not converted by IFC into ordinary shares at the maturity date, the Company shall pay to IFC an additional amount equal to 4% of such outstanding principle (“non-conversion compensation feature”).

Registration rights agreement

The Company is required to file a shelf-registration statement with the United States Securities and Exchange Commission coving the resale of any ordinary shares issued or issuable upon conversion of the Convertible Loan. The Company shall maintain the effectiveness of the registration statement for so long as any registrable securities remain issued and outstanding. In the event that the registration statement is not declared effective or ceases to remain continuously effective such that IFC is not able to utilize the prospectus to resell its ordinary shares, the Company shall pay a penalty equal to 0.5% of the aggregate principal amount of the Convertible Bond that was converted into unregistered ordinary shares then held by IFC. The maximum aggregate penalty payable to IFC shall be 5% of the aggregate principal amount of the Convertible Bond that was converted.

In accounting for the issuance of the Convertible Bond, the Company bifurcated the non-conversion compensation feature from the Convertible Bond in accordance with ASC 815-15-30-2. The bifurcated feature is accounted for as a liability at its fair value in each reporting period. The Company did not bifurcate the conversion option, as it is considered indexed to the entity’s own stock and meets the equity classification guidance in ASC 815-40-25, it is eligible for a scope exception from ASC 815 and does not need to be bifurcated from the underlying debt host instrument. At the commitment date, there was no beneficial conversion as the conversion price was higher than the stock price. The fees and expenses associated with the issuance of the Convertible Bond are recorded as a discount to the debt liability in accordance with ASU 2015-03, which the Company has early adopted in fiscal year ended June 30, 2015. The Convertible Bond, which is the proceeds net of fees and expenses payable to the creditor and the fair value of the bifurcated derivative, will be accreted to the redemption value on the maturity date using the effective interest method over the estimated life of the debt instrument. The registration right liability is accounted for in accordance with ASC 450-20 which defines that a liability should be recorded in connection with the registration rights agreement when it becomes probable that a payment under the registration rights agreement would be required and the amount of payment can be reasonably estimated. As of June 30, 2015, the Company did not recognize any liability related to the registration right.

The Company paid up-front fees related to the issuance of the Convertible Bond amounting to $349.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data)

For fiscal year 2015, the accretion of the Convertible Bond discount was $192.

Scheduled principal payments for all outstanding long-term loans as of June 30, 2015 are as follows:

Year ending June 30,
2016	$14,111
2017	446
2018	376
2019	19,670
2020 and onwards	59
$34,662

For the years ended June 30, 2013, 2014, and 2015, interest expenses incurred amounted to $2,197, $2,792 and $1,536, of which $1,778, $1,998 and $1,536 was recorded as interest expenses, and $419, $793 and nil was capitalized as construction in progress, respectively.

NOTE 16 -	FAIR VALUE MEASUREMENT

Financial instruments include cash and cash equivalents, time deposits with maturities over three months, accounts receivable, other receivables, amounts due to or from related parties, accounts payable, short-term bank loans, long-term bank loans and bifurcated derivative. The carrying values of these financial instruments, other than long-term bank loans and bifurcated derivatives (which is a recurring fair value measurement) approximate their fair values due to their short-term maturities. The carrying value of the Company’s long-term bank loans other than the Convertible Bond approximates its fair value as the long-term bank loans are subject to floating interest rates. These assets and liabilities, excluding cash and cash equivalents (which fall into level 1 of the fair value hierarchy), fall into level 2 of the fair value hierarchy. The carrying value of the Convertible Bond as of June 30, 2015 is $19,572, whereas the fair value is $21,452. The fair value measurement of Convertible Bond falls into level 3 of the fair value hierarchy.

For the year ended June 30, 2014, the Company recognized an impairment loss of RMB 2,000 (equivalent to $325) against the investment in Zhongjijing. As a result, the balance of the investment in Zhongjijing was reduced to nil as of June 30, 2014. Zhongjijing has ceased its operations and the Company expects that the recoverable amount of the investment in Zhongjijing to be nil.

Assets and liabilities measured at fair value on a recurring basis as of June 30, 2014, and 2015 are stated below:

	June 30, 2014
	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Liabilities:

Acquisition-related consideration(ii)	$-	$-	$30,680	$30,680

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data)

	June 30, 2015
	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Liabilities:

Non-conversion compensation feature related to the Convertible Bond(i)	$-	$-	$305	$305
Acquisition-related consideration(ii)	15,081	-	-	15,081
Total liabilities measured at fair value on a recurring basis	$15,081	$-	$305	$15,386

(i)	The non-conversion compensation feature represents the fair value of the non-conversion compensation feature (note 15). The Company engaged an independent third-party appraiser to assist with the valuation of the feature. The Company is ultimately responsible for the fair value of the non-conversion compensation feature recorded in the consolidated financial statements. The Company adopted the binomial model to assess the fair value of such feature as of year-end. The non-conversion compensation feature is equal to the difference between the fair value of the fair value of the whole Convertible Bond with non-conversion compensation feature but without any mandatory conversion option and the whole Convertible Bond without any mandatory conversion option and the non-conversion feature. The significant unobservable inputs used in the fair value measurement of the non-conversion compensation feature includes the risk-free rate of return, expected volatility, expected life of the Convertible Bond and expected ordinary dividend yield. The changes in fair value of the non-conversion compensation feature during fiscal year 2015 are shown in the following table.

Fair value measurements as of June 30, 2015 using significant unobservable inputs (Level 3)
Non-conversion compensation feature related to the Convertible Bond

Balance as of August 30, 2014	$270
Change in fair-value (included within other expenses, net)	35
Balance as of June 30, 2015	$305

(i)	Acquisition-related consideration represents the fair value of Incentive Shares and Premium Shares for Bond (note 3). The fair value of the contingent consideration in connection with the acquisition was estimated using probability-weighted discounted cash flow models. Key assumptions include discount rate, a percent weighted-probability of Bond achieving net income performance targets and a percent weighted-probability of Bond achieving CAGR performance targets. For the fair value measurement as of June 30, 2014, the referencing share price to determine the amount of Incentive and Premium Shares issuable is based on the average future share price from October 1 to December 31, 2014. This was estimated using a Monte Carlo model simulation. As of June 30, 2015, Bond has achieved the net income performance target and the CAGR performance target. In addition, the referencing share price was determinable as of December 31, 2014 and the remaining input to the fair value of the Incentive and Premium Shares for Bond is the Company’s share price on the date of issuance, which is observable from an active market. Therefore, the fair value measurement of the acquisition-related consideration is transferred from Level 3 to Level 1 on December 31, 2014. As of June 30, 2014 and June 30, 2015, the fair value of the acquisition-related consideration in connection with Bond totaled $30,680 and $15,081, respectively. The changes in fair value of acquisition-related consideration in connection with the Bond acquisition is shown in the following table:

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data)

Fair value measurements as of June 30, 2015 using significant unobservable inputs
(Level 3)
Contingent consideration in connection with Bond acquisition

Balance as at June 30, 2013	$22,691
Change in fair-value (included within other expenses, net)	7,989
Balance as at June 30, 2014	$30,680

Issuance and settlement	(15,231)
Change in fair-value (included within other expenses, net)	(101)
Balance as at December 31, 2014	(15,332)
Transfer out	15,332
Balance as at June 30, 2015	$-

Assets measured at fair value on a nonrecurring basis as of June 30, 2015 are stated below:

	June 30, 2015
	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets:

Goodwill(i)	$-	$-	$23,285	$23,285

Total assets measured at fair value on a non-recurring basis	$-	$-	$23,285	$23,285

(i) The Company’s goodwill of $23,285 is related to the acquisition of Concord and $36,633 is related to the acquisition of Bond (note 3). The Company engaged an independent third-party appraiser to assist with the valuation of the goodwill related to the Concord acquisition. The Company is ultimately responsible for the fair value of the goodwill related to Concord acquisition recorded in the consolidated financial statements. For the purposes of step one of the goodwill impairment test, the Company has adopted the income approach, in particular the discounted cash flow approach, to evaluate the fair value of the reporting unit. In applying the discounted cash flow approach, key assumptions include timing of future expected cash flows, terminal value growth rates and appropriate discount rates. For the purpose of step two of the goodwill impairment test, the Company has allocated the fair value of the reporting unit derived in step one to the assets and liabilities of the reporting unit, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The Company adopted the multi-period excess earnings model to evaluate the fair value of the intangible assets of the reporting unit, which was then used to compute the implied fair value of the goodwill via a residual approach. As a result, the Company recorded a goodwill impairment charge of $1,855 (Note 11).

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

On May 30, 2013 and October 29, 2014, pursuant to the terms of the acquisition of Bond, the Company issued 1,407,907 and 648,697 ordinary shares, respectively, as partial consideration (note 3).

On February 9, 2015, the Company declared a special cash dividend of US$0.40 per share to the holders of the Company’s ordinary shares. The record date was February 23, 2015, and the dividend was paid on March 16, 2015.

NOTE 18 -	SHARE-BASED COMPENSATION EXPENSES

On September 20, 2007, the Company adopted the “2006 Stock Plan” (the “2006 Plan”) which allows the Company to offer a variety of incentive awards to employees, officers, directors and consultants. Options to purchase 3,000,000 ordinary shares are authorized under the 2006 Plan. The Company issues new shares to employees, officers, directors and consultants upon share option exercise or share unit conversion.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data)

On May 14, 2015, the Board of Directors approved the 2015 Equity Incentive Plan (the “2015 Equity Plan”). The 2015 Equity Plan provided for 5,000,000 ordinary shares, and it will terminate ten years following the date that it was adopted by the Board of Directors. The purposes of the 2015 Equity Plan are similar as the 2006 Plan, which is used to promote the long-term growth and profitability of the Company and its affiliates by stimulating the efforts of employees, directors and consultants of the Company and its affiliates who are selected to be participants, aligning the long-term interests of participants with those of shareholders, heightening the desire of participants to continue in working toward and contributing to the success of the Company, attracting and retaining the best available personnel for positions of substantial responsibility, and generally providing additional incentive for them to promote the success of the Company’s business through the grant of awards of or pertaining to the Company’s ordinary shares. The 2015 Equity Plan permits the grant of incentive share options, non-statutory share options, restricted shares, restricted share units, share appreciation rights, performance units and performance shares as the Company may determine.

Share options

The Company granted 696,000 share options in 2008 and 2009 under the 2006 Plan. All the share options had been vested and exercised by June 30, 2013, and there was no share option activity for the years ended June 30, 2014 and 2015.

The total intrinsic value of share options exercised during the years ended June 30, 2013, 2014 and 2015 was $663, nil and nil, respectively. No share options were vested during the years ended June 30, 2013, 2014 and 2015. No share options were exercised during the years ended June 30, 2014 and 2015.

The Company recorded share-based compensation expense relating to share options in general and administrative expenses. There was no share-based compensation expense recorded for the years ended June 30, 2013, 2014 and 2015. As of June 30, 2014 and 2015, there was no unrecognized share-based compensation expense to be recognized for the above share options.

Performance options

Performance share options granted in 2012 (“2012 Performance Options”)

On February 20, 2012, performance share options to purchase 1,476,000 ordinary shares were granted to certain employees of the Company under the terms of the 2006 Plan. They were granted with an exercise price of $9.29 per share. These shares options have an expiry period of five years from the date of grant, and would vest subject to the service and performance conditions shown below:

•	For 60,000 options, if the Company’s Price/Earnings Ratio (“P/E”) achieves certain levels and the related investor relations performance targets are achieved during the 36 months after the grant date, 30,000 share options or 60,000 share options will vest depending on the related manager’s performance; The 60,000 options will cliff vest on the 36 month anniversary of the grant date, and will remain exercisable from the vesting date until the 60 month anniversary of the grant date. For this particular type of options, the Company recorded nil, $206 and $72 as share-based compensation expenses in the years ended June 30, 2013, 2014 and 2015, respectively.

•	For 1,416,000 options, if the compound average growth rate of the Company’s Non-GAAP diluted earnings per share as defined in the 2006 Plan from the year ended June 30, 2011 to the year ended June 30, 2014 (the “EPS Threshold”) equals or exceeds 15%, but less than 20%, 944,000 options will vest; if the EPS Threshold equals or exceeds 20%, but is less than 25%, an additional 236,000 options will vest; if the EPS Threshold equals or exceeds 25%, an additional 236,000 options will vest. Of the total 1,416,000 options, 283,200, 283,200 and 849,600 options will vest on the 24 month, 36 month, and 48 month anniversary of the grant date, respectively. The vesting schedule for such performance share options is as below:

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data)

EPS Threshold	Number of vested options	Months after the grant date
		24 months	36 months	48 months
Over 15% but below 20%	944,000	283,200	283,200	377,600
Equal or over 20% but below 25%	Additional 236,000	-	-	236,000
25% or above	Additional 236,000	-	-	236,000

	Total	283,200	283,200	849,600

The options will remain exercisable from the vesting date until the 60 month anniversary of the grant date. The EPS target threshold was met as of June 30, 2014 and all of the 1,416,000 options vested. For this particular type of options, the Company recorded nil, $1,222 and $1,530 as share-based compensation expenses in years ended June 30, 2013, 2014 and 2015, respectively.

A summary of the 2012 performance share option activity under the 2006 Plan for the year ended June 30, 2015 is as follows:

2012 performance options	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value

Outstanding at June 30, 2014	1,476,000	$9.29	2.64	$22,435

Exercised	(142,500)	$8.98
Outstanding at June 30, 2015	1,333,500	$8.89	1.64	$20,189

Vested and expected to vest at June 30, 2015	1,476,000	$8.89	1.64	$22,347

Exercisable at June 30, 2015	483,900	$8.89	1.64	$7,326

The aggregated intrinsic value of the 2012 performance options exercised during the years ended June 30, 2013, 2014 and 2015 was nil, nil and $2,383, respectively.

The aggregated vested-date fair value of 2012 performance options vested during years ended June 30, 2013, 2014, 2015 is nil, $5,480 and $6,497 respectively.

The Company recorded share-based compensation expense relating to 2012 performance share options of $1,317, $2,654 and $1,602 which is included in general and administrative expenses, for the years ended June 30, 2013, 2014 and 2015, respectively. As of June 30, 2015, total unrecognized share-based compensation expense of $635 related to 2012 performance options is expected to be recognized over a weighted average vesting period of 0.64 years.

The Company paid out a cash dividend of $0.40 per share in March 2015 and the exercise price was adjusted to $8.89 according to the term outline in the 2006 Plan and the performance option agreement.

The valuation-date fair value of each 2012 performance share option granted is estimated on the date of grant using the Black-Scholes-Merton Option Pricing Model. The following table presents the assumptions used to estimate the fair values of the share options granted in the periods presented:

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data)

For options granted on February 20, 2012

Risk-free rate of return	0.71%
Expected life (in years)	4.17
Weighted average expected volatility	62.64%
Expected dividends	-

Weighted average risk-free rate of return for periods within the contractual life of the option is based on the U.S. treasury yield curve in effect at the time of grant. Expected option life is estimated based on historical options exercise pattern in accordance with ASC 718. Expected volatility is estimated based on historical volatility of the Company’s stock. Dividend yield is estimated by the Company at zero for the expected option life. The exercise price of the option will be adjusted in the event dividend paid by the Company.

Performance options granted in 2015 (“2015 Performance Options”)

On May 14, 2015, certain employees of the Company were granted share-based compensation awards totaling 1,740,000 performance share options to purchase ordinary shares according to the terms of the 2015 Equity Plan. The exercise price of these options is $22.25 per share. The exercise price of the option will be adjusted in the event dividend paid by the Company.

On the 24, 36, 48 months anniversary of the grant date, 30%, 30%, 40% of 1,160,000 options will vest if the Company’s CAGR of Non-GAAP diluted EPS for fiscal years 2015, 2016 and 2017 equals or exceeds 15% per annum. On the 48 month anniversary of the grant date, 50% of the remaining 580,000 options will vest if the Company’s CAGR of Non-GAAP diluted EPS for fiscal years 2015 to 2017 equals or exceeds 20%, and another 50% of the 580,000 options will vest if he Company’s CAGR of Non-GAAP diluted EPS for fiscal years 2015 to 2017 equals or exceeds 25%.

Moreover, for option grantees who are responsible for individual businesses, they have to meet the following additional criteria in each year, from fiscal years 2015 to 2017, to exercise the options in that particular year. The annual revenue growth rate compared to prior fiscal year must equal to or exceed 15%, 5%, 15% and 50% respectively for industrial automation, rail transportation, mechanical and electrical solutions and medical revenue streams.

The vesting schedule for such performance share options is as below:

EPS Threshold	Revenue growth threshold	Number of vested options	Months after the grant date
			24 months	36 months	48 months
Over 15% but below 20%	IA, Rail, M&E, Medical over 15%, 5%, 15%, 50% respectively	1,160,000	348,000	348,000	464,000
Equal or over 20% but below 25%		Additional 290,000	-	-	290,000
25% or above		Additional 290,000	-	-	290,000

		Total	348,000	348,000	1,044,000

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data

The options will remain exercisable from the vesting date until the 60 month anniversary of the grant date. The EPS threshold and the revenue growth thresholds for rail transportation and medical were met for fiscal year ends June 30, 2015, however, the revenue growth thresholds of industrial automation and mechanical and electrical was not achieved. The Company expects the CAGR of Non-GAAP diluted EPS for fiscal year 2016 and 2017 will fall between 15% and 20%, in additional, the revenue growth thresholds are expected to be met for all revenue streams. Based on the previous assumption, 1,055,000 out of 1,740,000 2015 performance options are expected to be vested.

A summary of the 2015 performance option activity for the year ended June 30, 2015 is as shown below:

2015 performance options	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value

Outstanding at June 30, 2014	-	$-	-	$-
Granted	1,740,000	22.25
Outstanding at June 30, 2015	1,740,000	$22.25	4.87	$3,097
Expected to vest at June 30, 2015	1,055,000	$22.25	4.87	$1,878
Exercisable at June 30, 2015	-	$-	-	$-

The weighted averaged grant-date fair value of the 2015 performance options granted in fiscal year 2015 is $22.22.

There was no 2015 performance options vested or exercised during fiscal year 2015.

The Company recorded share-based compensation expense relating to the 2015 performance options in the amount of $471 which is included in general and administrative expenses, in fiscal year 2015. As of June 30, 2015, total unrecognized share-based compensation expense of $10,293 related to 2015 performance options is expected to be recognized over a weighted average vesting period of 4.87 years.

For the 2015 performance options, the Company engaged an independent third-party appraiser to assist with the valuation of the option. The Company has adopted the binomial option pricing model to assess the fair value as of the valuation date.

The major inputs to the binomial model are as follows:

For options granted on May 14, 2015
Risk-free rate of return	1.51%
Weighted average expected volatility	53.42%
Expected life (in years)	5 years
Expected ordinary dividend yield	nil

Historically the Company adopted the Black-Scholes-Merton option pricing model to evaluate the fair value of share-based compensation awards. During the year ended June 30, 2015, the Company granted new performance options to its employees (Note18). The Company engaged an independent third-party appraiser to assist with the derivation of the fair value of the share-based compensation awards. The Company is ultimately responsible for the determination of all amounts related to share-based compensation recorded in the consolidated financial statements. Based on the information available, the Company concluded that the binomial option pricing model, a lattice model, will yield a better estimation of the fair value compared to the Black-Scholes-Merton option pricing model, which is a closed-form model. Hence, the Company changed the option-valuation technique to the binomial option pricing model for new share-based compensation awards granted after July 1, 2014 in accordance with ASC 718-10-55-20.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data)

Restricted shares

During the year ended June 30, 2011, the Company granted 67,500 restricted ordinary shares to certain directors under the 2006 Plan, of which 15,000 shares were granted on January 1, 2011, 22,500 shares were granted on February 1, 2011, and the remaining 30,000 were granted on June 2, 2011. These restricted shares vest quarterly over a three year period starting from the grant date. Fair value of the restricted shares was determined with reference to the market closing price at grant date.

During the year ended June 30, 2014, the Company granted 52,500 restricted ordinary shares to certain directors under the 2006 Plan. All shares were granted on June 23, 2014. These restricted shares vest quarterly over a three year period starting from the directors’ respective service inception date. Fair value of the restricted shares was determined with reference to the market closing price at grant date.

A summary of the restricted share activity for the year ended June 30, 2015 is as follows:

	Number of restricted shares	Weighted average grant-date fair value
Un-vested at June 30, 2014	49,375	23.95
Exercised	(12,500)	16.07
Vested	(17,500)	23.95
Un-vested at June 30, 2015	31,875	23.95

The aggregated grate-date fair value of restricted shares vested during the years ended June 30, 2013, 2014 and 2015 were $283, $290 and $419 respectively. $283, $290 and $419 were recorded in general and administrative expenses as restricted share compensation expenses, for the years ended June 30, 2013, 2014 and 2015, respectively. As of June 30, 2015, the aggregated unrecognized compensation expense of $694 related to the restricted shares is expected to be recognized over a weighted-average vesting period of 1.66 year.

NOTE 19 -	EMPLOYEE BENEFITS

The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in China, a central provision fund run by the Singapore government in respect of its employees in Singapore, and an employment provident fund in respect of its employees in Malaysia. The expenses related to these plans were $15,031, $16,150 and $17,018 for the years ended June 30, 2013, 2014 and 2015, respectively. These schemes were accounted for as defined contribution plans.

NOTE 20 -	INCOME TAX

BVI

Hollysys, and its subsidiaries, GTH and Clear Mind, are incorporated in the BVI and are not subject to income tax under the relevant jurisdiction.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data)

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

Dubai

CCPL Dubai, the branch of the Company's wholly owned subsidiary, CCPL, is a tax exempt company incorporated in Dubai, and no tax provision has been made for the years ended June 30, 2013, 2014 and 2015, respectively.

Hong Kong

World Hope and CSHK, the Company’s wholly owned subsidiaries incorporated in Hong Kong, are subject to Hong Kong profits tax at a rate of 16.5% on the assessable profits arising from Hong Kong. No provision for Hong Kong profits tax has been made in the statements of comprehensive income as there were no assessable profits arising from Hong Kong for the years ended June 30, 2013, 2014 and 2015, respectively.

Macau

CMDE, the Company’s wholly owned subsidiary incorporated in Macau, is subject to the Macau corporate income tax rate of 12% on the assessable profits arising from Macau, with an exemption up to MOP 300. No provision for Macau profits tax has been made in the statements of comprehensive income as there were no assessable profits arising from Macau for the years ended June 30, 2013, 2014 and 2015, respectively.

India

HAIP, the Company’s wholly owned subsidiary incorporated in India, is subject to India corporate tax rate of 30% on its worldwide income. No provision for India profits tax has been made in the statements of comprehensive income as there were no taxable profits arising for the years ended June 30, 2013, 2014 and 2015, respectively.

Italy

HollyCon Italy, 99% owned by the Company and incorporated in Italy, is subject to a corporate income tax at the rate of 27.5% and to a regional production tax at the rate of 3.9% based on its worldwide income. No tax provision has been made on the statement of comprehensive income as there were no taxable profits arising for the years ended June 30, 2013, 2014 and 2015, respectively.

PRC

The Company’s subsidiaries incorporated in the PRC are subject to PRC enterprise income tax (“EIT”) on the taxable income as adjusted in accordance with relevant PRC income tax laws. The standard statutory tax rate of PRC EIT is 25% effective from calendar year ended December 31, 2008. All PRC subsidiaries are subject to the standard statutory tax rate except for the following subsidiaries:

Beijing Hollysys

Beijing Hollysys was certified as a High and New Technology Enterprise (“HNTE”) which provides a preferential EIT rate of 15% for three years each commencing January 1, 2014.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data)

In February 2013, Beijing Hollysys received the “Qualified Software Development Enterprise” certificate which entitles Beijing Hollysys an EIT rate of 10% for the calendar years ended December 31, 2011 and 2012. An income tax recoverable of $1,634 was recorded in Beijing Hollysys in 2013 since it paid its EIT based on a 15% tax rate for the calendar years ended December 31, 2011 and 2012.

Hangzhou Hollysys

In 2011, Hangzhou Hollysys was certified as a HNTE which provides a preferential EIT rate of 15% for three years each, commencing on January 1, 2014, respectively.

The Company’s income before income taxes consists of:

	Year ended June 30,
	2013	2014	2015
PRC	$67,928	$97,931	$134,657
Non-PRC	(7,310)	(6,619)	(9,430)
	$60,618	$91,312	$125,227

Income tax expense, most of which is incurred in the PRC, consists of:

	Year ended June 30,
	2013	2014	2015
Current income tax expense	$10,053	$25,333	$21,194

Deferred income tax (benefit) expense	(1,956)	(5,472)	4,846
	$8,097	$19,861	$26,040

The reconciliation of tax computed by applying the statutory tax rate in the PRC of 25% to the income before income taxes is as follows:

	Year ended June 30,
	2013	2014	2015
Income before income taxes	$60,618	$91,312	$125,227

Expected income tax expense at statutory tax rate in the PRC	15,155	22,828	31,307
Effect of different tax rates in various jurisdictions	898	2,709	1,286
Effect of preferential tax treatment	(5,994)	(5,027)	(12,453)
Effect of non-taxable income	(5,006)	(5,747)	(6,770)
Effect of additional deductible research and development expenses	(2,743)	(2,604)	(2,772)
Effect of non-deductible expenses	6,436	6,379	8,402
Effect of change in tax rate	(2,968)	-	(4,191)
Change in valuation allowance	2,233	2,075	1,475
Tax rate differential on deferred tax items	(699)	(2,193)	3,139
Withholding tax on dividend paid by subsidiaries	1,248	1,381	6,028
Recognition of temporary difference not recognized in previous years	(287)	284	323
Others	(176)	(224)	266

Total	$8,097	$19,861	$26,040

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data)

Had the above preferential tax treatment not been available, the tax charge would have been increased by $5,994, $5,027 and $10,167 and the basic net income per share would have been reduced by $0.11, $0.09 and $0.17 for the years ended June 30, 2013, 2014 and 2015, respectively, and diluted net income per share for the years ended June 30, 2013, 2014 and 2015 would have been reduced by $0.11, $0.09 and $0.17, respectively.

The breakdown of deferred tax assets/liabilities caused by the temporary difference is shown as below:

	June 30,
	2014	2015

Deferred tax assets, current
Allowance for doubtful accounts	$7,799	$6,885
Inventory provision	210	148
Provision for contract loss	869	430
Long-term assets	18	14
Deferred revenue	10,628	5,737
Deferred subsidies	1,079	570
Warranty liabilities	1,902	1,109
Recognition of intangible assets	473	107
Accrued payroll	1,042	899
Net operating loss carry forward	4,560	5,843
Valuation allowance	(4,560)	(5,796)
Total deferred tax assets, current	$24,020	$15,946
Deferred tax liabilities, current
Costs and estimated earnings in excess of billings	$(17,518)	$(12,685)
Recognition of intangible assets	-	(1,246)
PRC dividend withholding tax	(1,381)	(4,653)
Others	(61)	(36)
Total deferred tax liabilities, current	$(18,960)	$(18,620)
Net deferred tax assets, current	$6,687	$3,214
Net deferred tax liabilities, current	$(1,627)	$(5,888)
Deferred tax assets, non-current
Long-term assets	$483	$522
Deferred subsidies	1,851	1,739
Recognition of intangible assets	271	63
Warranty liabilities	-	452
Total deferred tax assets, non-current	$2,605	$2,776
Deferred tax liabilities, non-current
Share of net gains of equity investees	$(478)	$99
Intangible assets and other non-current assets	(2,692)	(371)
Total deferred tax liabilities, non-current	$(3,170)	$(272)
Net deferred tax assets-non-current	$1,806	$2,581
Net deferred tax liabilities-non-current	$(2,371)	$(77)

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data

As of June 30, 2014 and 2015, the Company has $25,620 and $33,472 net operating loss, respectively which can be carried forward to offset future net profit for income tax purposes. For the amount as of June 30, 2015, $33,657 will expire, if unutilized, from December 31, 2015 to 2019.

The Company operates mainly through its PRC subsidiaries and the valuation allowance is considered on an individual entity basis.

Under the EIT Law and the implementation rules, profits of the Company’s PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to a foreign holding company are subject to a withholding tax at a rate of 10% unless reduced by tax treaty. At June 30, 2014 and 2015, aggregate undistributed earnings from the Company’s PRC subsidiaries that are available for distribution is approximately RMB1,836,127 (equivalent to $276,586) and RMB2,320,060 (equivalent to $355,454), respectively. The Company expects to distribute a portion of the earnings (approximately RMB200,000 or $32,714) to holding companies located outside mainland China, and has hence accrued a withholding tax of $3,271 in the year ended June 30, 2015. The remaining undistributed earnings of the Company’s PRC subsidiaries are intended to be permanently reinvested, and accordingly, no deferred taxes have been provided for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. Distributions made out of pre-January 1, 2008 retained earnings will not be subject to withholding taxes.

The Chinese tax law grants the tax authorities the rights to further inspect companies’ tax returns retroactively in a three year period (up to five years under certain special conditions), which means theoretically the tax authorities can still review the PRC subsidiaries' tax returns for the years ended December 31, 2010 through 2014. The tax law also states that companies will be liable to additional tax, interest charges and penalties if errors are found in their tax returns and such errors have led to an underpayment of tax.

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

There were no material interest or penalties incurred for the years ended June 30, 2012, 2013 and 2014, respectively.

NOTE 21 -	INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share attributable to Hollysys for the years indicated:

	Year ended June 30,
	2013	2014	2015

Numerator:
Net income attributable to the Company - basic	$51,994	$69,620	$96,527

Net income attributable to the Company - diluted(i)	$51,994	$69,620	$96,877

Denominator:
Weighted average ordinary shares outstanding used in computing basic income per share	56,167,592	57,926,333	58,612,596
Effect of dilutive securities
Convertible Bond	-	-	644,850
Share options	206,506	482,623	839,425
Restricted shares	38,371	17,686	37,332
Weighted average ordinary shares outstanding used in computing diluted income per share	56,412,469	58,426,642	60,134,203

Income per share - basic	$0.93	1.20	1.65

Income per share - diluted	$0.92	1.19	1.61

(i) For the year ended June 30, 2015, interest accretion related to the Convertible Bond of $350 is added back to derive net income attributable to the Company for computing diluted income per share.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data

Vested and unissued restricted shares of 39,375, 60,625 and 58,726 shares are included in the computation of basic and diluted income per share for the years ended June 30, 2013, 2014 and 2015, respectively.

The impact of the contingent consideration for acquisition of subsidiaries have not been included in the computation of diluted income per share for the year ended June 30, 2013 due to the fact that contingently issuable ordinary shares would not be issued under the terms of the arrangement if the end of the reporting period were the end of the contingency period. For the year ended June 30, 2014, as the performance target was achieved for the first instalment of the Incentive Shares for Bond, hence 648,697 shares were issuable as of June 30, 2014. These shares were included in the computation of basic and diluted income per share. However, the second installment of Incentive Shares for Bond and Premium Shares for Bond has been excluded from the computation of diluted income per share because the contingently issuable common shares would not be issued under the terms of the arrangement if the end of the reporting period were the end of the contingency period. For the year ended June 30, 2015, Bond has achieved the pre-determined performance target (note 3), and the second installment of Incentive Shares for Bond and Premium Shares for Bond with 461,107 shares and 166,471 shares respectively are issuable and have been included in the computation of basic and diluted income per share for year ended June 30, 2015.

NOTE 22 -	RELATED PARTY TRANSACTIONS

The related party relationships and related party transactions are listed as follows:

Related party relationships

Name of related parties	Relationship with the Company
Shenhua Hollysys Information Technology Co., Ltd. (“Shenhua Information”)	20% owned by Beijing Hollysys
China Techenergy Co., Ltd. (“China Techenergy”)	40% owned by Beijing Hollysys
Beijing Hollysys Electric Motor Co., Ltd (“Electric Motor”)	40% owned by Beijing Hollysys
Zhejiang Sanxin Technology Co., Ltd (“Zhejiang Sanxin”)	6% owned by Hangzhou Hollysys
Beijing Hollysys Machine Automation Co., Ltd. (“Hollysys Machine”)	30% owned by Hollysys Investment

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data

Due from related parties

	June 30,
	2014	2015
China Techenergy	$19,039	$34,472
Shenhua Information	3,833	3,447
Hollysys Machine	848	1,158

	$23,720	$39,077

The Company’s management believes that the collection of amounts due from related parties is reasonably assured and accordingly, no provision had been made for these balances.

Due to related parties

	June 30,
	2014	2015
China Techenergy	$2,267	$837
Shenhua Information	1,591	818
Hollysys Machine	82	9
Electric Motor	48	49

	$3,988	$1,713

Transactions with related parties

Purchases of goods and services from:

	Year ended June 30,
	2013	2014	2015
Hollysys Machine	$973	$1,980	$914
Shenhua Information	365	323	368
New Huake(1)	70	-	-
Electric Motor	68	14	51
China Techenergy	-	-	1

	$1,475	$2,317	$1,334

(1)	The Company disposed its interest in New Huake during fiscal year 2015, and New Huake is no longer a related party of the Company as of June 30, 2015

Sales of goods and integrated solutions to:

	Year ended June 30,
	2013	2014	2015
China Techenergy	$17,060	$3,136	$21,936
Shenhua Information	1,936	2,726	2,128
Hollysys Machine	557	921	512
Electric Motor	4	2	1

	$19,557	$6,785	$24,577

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data

Operating lease income from:

	Year ended June 30,
	2013	2014	2015
Hollysys Machine	$66	$65	$41

The Company sells automation control systems to China Techenergy which is used for non-safety operations control in the nuclear power industry. China Techenergy incorporates the Company’s non-safety automation control systems with their proprietary safety automated control systems to provide an overall automation and control system for nuclear power stations in China. The Company is not a party to the integrated sales contracts executed between China Techenergy and its customers. The Company’s pro rata shares of the intercompany profits and losses are eliminated until realized through a sale to outside parties, as if China Techenergy were a consolidated subsidiary.

The Company sells automation control systems to Shenhua Information which is used for operations control in the information automation industry. Shenhua Information incorporates the Company’s automation control systems with their proprietary automated remote control systems to provide an overall automation and control system to its customers. The Company is not a party to the integrated sales contracts executed between Shenhua Information and its customers. The Company’s pro rata shares of the intercompany profits and losses are eliminated until realized through a sale to an outside party as if Shenhua Information were a consolidated subsidiary.

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

Operating lease commitments

The Company leases premises under various operating leases. Rental expenses under operating leases included in the consolidated statements of comprehensive income were $1,909, $2,067 and $1,492 for the years ended June 30, 2013, 2014 and 2015, respectively.

Future minimum lease payments under non-cancelable operating leases with initial terms of one year or more consist of the following:

Years ending June 30,	Minimum lease payments
2016	$1,002
2017	262
2018	615
2019	257
2020 and onwards	98
Total minimum lease payments	$2,234

The Company’s lease arrangements have no renewal or purchase options, rent escalation clauses, restriction or contingent rents and are all conducted with third parties.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data

Capital commitments

As of June 30, 2015, the Company had approximately $424 in capital obligations for the coming fiscal year, mainly for decoration projects of the Company’s headquarters in Beijing, PRC.

Purchase obligation

As of June 30, 2015, the Company had $280,055 in purchase obligations for the coming fiscal year, for purchases of inventories, mainly for fulfillment of in-process or newly entered contracts resulting from the expansion of the Company’s operations.

Performance guarantee and standby letters of credit

The Company had stand-by letters of credit of $580 and outstanding performance guarantees of $77,841 as of June 30, 2015, with restricted cash of $28,373 pledged to banks. The purpose of the stand-by letter of credit and performance guarantees is to guarantee that the performance of the Company’s deliveries reach the pre-agreed requirements specified in the integrated solutions contracts. The guarantee is to ensure the functionality of the Company’s own work. The disclosed amount of stand-by letters of credit and outstanding performance guarantees represent the maximum potential amount of future payments the Company could be required to make under such guarantees.

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

On April 3, 2013, Beijing Hollysys entered into an operating lease agreement to lease out one of its buildings located in Beijing. The lease term is for a period of 10 years from the commencement date of September 1, 2013 and will end on August 31, 2023. The minimum rental income in the next five years is shown as below:

Year ending June 30,	Minimum lease payments
2016	$1,545
2017	1,591
2018	1,639
2019	1,688
2020	1,739
Total minimum lease payments to be received in the next five years	$8,202

The minimum lease payment receivable after five years is $5,856.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data

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

Summarized information by segments for the years ended June 30, 2013, 2014, and 2015 is as follows:

	Year ended June 30, 2013
	IA	Rail	M&E	Miscellaneous	Consolidated
Revenues from external customers	$211,713	82,344	36,132	18,866	349,055
Costs of revenue	131,444	46,826	30,362	16,754	225,386
Gross profit	$80,269	35,518	5,770	2,112	123,669

	Year ended June 30, 2014
	IA	Rail	M&E	Miscellaneous	Consolidated
Revenues from external customers	$224,366	178,134	108,846	9,986	521,332
Costs of revenue	143,645	104,055	93,459	4,549	345,709
Gross profit	$80,721	74,079	15,387	5,437	175,623

	Year ended June 30, 2015
	IA	Rail	M&E	Miscellaneous	Consolidated
Revenues from external customers	$213,252	193,274	110,030	14,823	531,379
Costs of revenue	119,520	97,503	93,452	6,503	316,977
Gross profit	$93,732	95,771	16,578	8,320	214,402

The Company’s assets are shared among the segments thus no assets have been designated to specific segments.

The majority of the Company’s revenues and long-lived assets other than goodwill and acquired intangible assets are derived from and located in the PRC. The following table sets forth the revenues by geographical area:

	Year ended June 30,
	2013	2014	2015
Revenues:
PRC	$285,978	$393,596	$410,644
Non-PRC (including Hong Kong)	63,077	127,736	120,735
	$349,055	$521,332	$531,379

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data

The following table sets forth the long-lived assets other than goodwill and acquired intangible assets by geographical area:

	June 30,
	2014	2015
Long-lived assets other than goodwill and acquired intangible assets
PRC	$102,181	$95,779
Non-PRC (including Hong Kong)	12,059	13,068
	$114,240	$108,847

NOTE 26 -	ENDORSEMENT OF NOTE RECEIVABLES

The Company endorsed bank acceptance bills to its suppliers as a way of settling accounts payable. The total endorsed but not yet due bank acceptance bills amounted to $43,421 and $37,669 as of June 30, 2014 and 2015, respectively. The endorsement of bank acceptance bills qualify as deemed sales of financial assets according to ASC 860, Transfer and Servicing (“ASC 860”) because the bank acceptance bills have been isolated from the Company upon transfer, the transferee of the bank acceptance bills have the rights to pledge or exchange, and the Company has no control over the bank acceptance bills upon endorsement. As a result, bank acceptance bills are derecognized at the time of endorsement.

NOTE 27 -	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Under the PRC laws and regulations, the Company’s PRC subsidiaries’ ability to transfer net assets in the form of dividend payments, loans, or advances are restricted. The amount restricted was  RMB455,116 (equivalent to $66,223) and RMB 497,789 (equivalent to $73,209) as of June 30, 2014, and 2015, respectively.

The following represents condensed unconsolidated financial information of the parent company only:

CONDENSED BALANCE SHEETS

	June 30,
	2014	2015
ASSETS
Current assets:
Cash and cash equivalents	$-	$8,437
Time deposits with original maturities over three months	-	14,721
Amounts due from subsidiaries	147,975	114,311
Prepaid expenses	56	50
Total current assets	148,031	137,519

Investments in subsidiaries	373,682	532,136
Total assets	$521,713	$669,655

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and related expense	$11	$18
Accrued liabilities	1	323
Amounts due to subsidiaries	33,227	70,642
Total current liabilities	33,239	70,983
Long term loan	-	19,572
Total Liabilities	33,239	90,555

Equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 57,554,824 and 58,358,521 shares issued and outstanding as of June 30, 2014 and 2015, respectively	58	58
Additional paid-in capital	173,765	192,768
Retained earnings	275,639	348,689
Accumulated other comprehensive income	39,012	37,585
Total equity	488,474	579,100
Total liabilities and equity	$521,713	$669,655

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended June 30,
	2013	2014	2015
General and administrative expenses	$2,824	$3,721	$3,169
Loss from operations	(2,824)	(3,721)	(3,169)
Other income (expense), net	218	-	(35)
Interest income	-	-	1
Interest expenses	-	-	(463)
Foreign exchange gain	1,620	263	238
Equity in profit of subsidiaries	$52,980	$73,078	$99,955
Income before income taxes	51,994	69,620	96,527
Income tax expenses	-	-	-
Net income	51,994	69,620	96,527
Other comprehensive income, net of tax of nil
Translation adjustments	4,157	2,140	(1,427)
Comprehensive income	$56,151	$71,760	$95,100

CONDENSED STATEMENTS OF CASH FLOWS

	Year ended June 30,
	2013	2014	2015
Net cash used in operating activities	$-	$-	$(397)
Net cash used in investing activities	-	$-	$(4,402)
Net cash provided by financing activities	$-	$-	$13,236
Net increase in cash and cash equivalents	$-	$-	$8,437
Cash and cash equivalents, beginning of year	$-	$-	$-
Cash and cash equivalents, end of year	$-	$-	$8,437

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

