Form 20-F/A
period 2015-06-30
Hollysys Automation Technologies, Ltd.
filed 2016-03-08
CIK 1357450

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

Large accelerated filer ☒         Accelerated filer ☐             Non-accelerated filer ☐

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

☐ Item 17                      ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).☐Yes       ☒ No

EXPLANATORY NOTE

This Amendment No. 1 to annual report on Form 20-F (this “Amendment No.1”) amends our annual report on Form 20-F for the year ended June 30, 2015 that was filed with the Securities and Exchange Commission (the “Commission”) on September 25, 2015 (the “Form 20-F”). This Amendment No.1 is being filed in response to comments received from the staff of the Commission in order to amend the following sections of the Form 20-F:

•	the auditor’s opinion. Due solely to a clerical error, we inadvertently included a wrong version of the opinion of our independent registered public accounting firm, Ernst & Young Hua Ming LLP in the Form 20-F. We are filing this Amendment No.1 to submit the actual and correct version of the opinion of Ernst & Young Hua Ming LLP.

•	Note 6 to the consolidated financial statements for the years ended June 30, 2013, 2014 and 2015 with respect to a typographical error.

As required by Rule 12b-15 under the Exchange Act of 1934, as amended, updated certifications of our principal executive officer and our principal financial officer are being filed as exhibits to this Amendment No. 1. This Amendment No. 1 also includes a new Exhibit 15.1, which contains the consent of our independent registered public accounting firm with respect to this Amendment No. 1. Other than as described above, this Amendment No. 1 speaks as of the date of the initial filing of the Form 20-F and does not, and does not purport to, amend, update or restate the information in the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

2

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

3

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

8.1

List of Subsidiaries (Incorporated by reference to Exhibit 8.1 of the Annual Report on Form 20-F for the fiscal year ended June 30, 2015 filed with the Securities and Exchange Commission on September 25, 2015).

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

* Filed with this annual report on Form 20-F/A

4

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

/s/ Baiqing Shao
Baiqing Shao

Date: March 8, 2016	Chief Executive Officer

5

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hollysys Automation Technologies Ltd.’s internal control over financial reporting as of June 30, 2015, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated September 25, 2015, expressed an unqualified opinion thereon.

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

NOTE 4 -	INVENTORIES

Components of inventories are as follows:

	June 30,
	2014	2015

Raw materials	$8,046	$12,857
Work in progress	12,187	8,157
Finished goods	14,793	13,692
Low value consumables	27	-

	$35,053	$34,706

NOTE 5 -	ACCOUNTS RECEIVABLE

	June 30
	2014	2015

Accounts receivable	$284,576	$286,797
Allowance for doubtful accounts	(25,691)	(34,259)

	$258,885	$252,538

The movements in allowance for doubtful accounts are as follows:

	June 30,
	2013	2014	2015

Balance at the beginning of year	$14,287	$20,103	$25,691
Additions	5,945	7,604	13,907
Written off	(556)	(2,104)	(5,499)
Translation adjustment	427	88	160

Balance at the end of year	$20,103	$25,691	$34,259

NOTE 6 -	COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS

	June, 30
	2014	2015

Contracts costs incurred plus estimated earnings	$890,761	$827,955
Less: Progress billings	(705,234)	(653,768)
Cost and estimated earnings in excess of billings	185,527	174,187

Less: Allowance for doubtful accounts	(5,839)	(8,850)

	$179,688	$165,337

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013, 2014 AND 2015 – continued

(Amounts in thousands except for number of shares and per share data)

As of June 30, 2014 and 2015, balances of $16,442 and $29,752, respectively, were related to contracts which have been completed but were still within the warranty period, of which $989 and $1,895, respectively, was expected to be collected after one year.

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

For the year ended June 30, 2015, the Company received dividend of $249 from Shenhua Hollysys Information Technology Co. Ltd.

NOTE 13 -	WARRANTY LIABILITIES

	June 30,
	2014	2015
Beginning balance	$3,961	$7,616
Expense accrued	7,433	6,647
Expense incurred	(3,790)	(3,924)
Translation adjustment	14	48

	$7,618	$10,387

Less: current portion of warranty liabilities	(4,014)	(7,310)
Long-term warranty liabilities	$3,604	$3,077

NOTE 14 -	SHORT-TERM BANK LOANS

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

Due to related parties

	June 30,
	2014	2015
China Techenergy	$2,267	$837
Shenhua Information	1,591	818
Hollysys Machine	82	9
Electric Motor	48	49

	$3,988	$1,713

Transactions with related parties

Purchases of goods and services from:

	Year ended June 30,
	2013	2014	2015
Hollysys Machine	$973	$1,980	$914
Shenhua Information	365	323	368
New Huake(1)	70	-	-
Electric Motor	68	14	50
China Techenergy	-	-	1

	$1,475	$2,317	$1,333

(1)	The Company disposed its interest in New Huake during fiscal year 2015, and New Huake is no longer a related party of the Company as of June 30, 2015

Sales of goods and integrated solutions to:

	Year ended June 30,
	2013	2014	2015
China Techenergy	$17,060	$3,136	$21,936
Shenhua Information	1,936	2,726	2,128
Hollysys Machine	557	921	512
Electric Motor	4	2	1

	$19,557	$6,785	$24,577

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