Form 20-F
period 2016-06-30
Hollysys Automation Technologies, Ltd.
filed 2016-09-23
CIK 1357450

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2016

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

Address: No. 2 Disheng Middle Road, Beijing Economic-Technological Development Area, Beijing, P.R. China 100176

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Ordinary Shares, $0.001 par value per share	The NASDAQ Global Select Market

Preferred Share Purchase Rights	The NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report (June 30, 2016): 59,598,099 ordinary shares.

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

Large accelerated filer☒         Accelerated filer☐             Non-accelerated filer ☐

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

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

ANNUAL REPORT ON FORM 20-F

FOR THE FISCAL YEAR ENDED JUNE 30, 2016

2

USE OF CERTAIN DEFINED TERMS

Except as otherwise indicated by the context, references in this annual report to:

•	“Hollysys,” “we,” “us,” or “our,” and the “Company,” refer to the combined business of Hollysys Automation Technologies Ltd., a BVI company, and its consolidated subsidiaries, HI, HAP, HAIP, Bond, Concord, CSHK, CMDE, CECL, Hollycon Italy, GTH, Clear Mind, World Hope, Helitong, Hollysys Group, Hangzhou Hollysys, Hangzhou System, Hollysys Intelligent, Beijing Hollysys, Hollysys Electronics, Hollycon, Xi’an Hollysys and Hollysys Investment;

•	“HI” refers to Hollysys International Pte. Limited, a Singapore company;

•	“HAP” refers to Hollysys (Asia Pacific) Pte. Limited, a Singapore company;

•	“HAIP” refers to Hollysys Automation India Private Limited, an India Company;

•	Bond” refers to a group of our subsidiaries, including Bond Corporation Pte. Ltd., a Singapore company (“BCPL”), Bond M&E Pte. Ltd., a Singapore Company (“BMSG”), Bond M&E Sdn. Bhd., a Malaysia company (“BMJB”), and Bond M&E (K.L.) Sdn. Bhd., a Malaysia company (“BMKL”);

•	“Concord” refers to a group of our subsidiaries, including Concord Corporation Pte. Ltd. (“CCPL”), a Singapore company, and CCPL’s subsidiaries, Concord Electrical Pte. Ltd., a Singapore company (“CEPL”), Concord Electrical Sdn. Bhd., a Malaysia company (“CESB”), and Concord Corporation Pte. Ltd, Dubai Branch (“CCPL Dubai”);

•	“CSHK” refers to Concord Solutions (HK) Limited, a Hong Kong company;

•	“CMDE” refers to Concord M Design and Engineering Company Limited, a Macau company;

•	“CECL” refers to Concord Electrical Contracting Ltd., a Qatar company;

•	“Hollycon Italy” refers to Hollycon (Italy) Pte. Ltd, an Italy company;

•	“GTH” refers to Gifted Time Holdings Limited, a BVI company;

•	“Clear Mind” refers to Clear Mind Limited, a BVI company;

•	“World Hope” refers to World Hope Enterprises Limited, a Hong Kong company;

•	“Helitong” refers Beijing Helitong Science & Technology Exploration Co., Ltd., a PRC company;

•	“Hollysys Group” refers to Beijing Hollysys Group Co., Ltd., formerly known as Beijing Hollysys Science & Technology Co., Ltd, a PRC company;

•	“Hangzhou Hollysys” refers to Hangzhou Hollysys Automation Co., Ltd., a PRC company;

•	“Hangzhou System” refers to Hangzhou Hollysys System Engineering Co., Ltd., a PRC company;

•	“Hollysys Intelligent” refers to Beijing Hollysys Intelligent Technologies Co., Ltd., formerly known asBeijing Hollysys Automation & Drive Co., Ltd., a PRC company;

•	“Beijing Hollysys” refers to Beijing Hollysys Co., Ltd., a PRC company;

•	“Hollysys Electronics” refers to Beijing Hollysys Electronics Technology Co., Ltd., a PRC company;

•	“Hollycon” refers to Beijing Hollycon Medicine & Technology. Co., Ltd., a PRC company;

•	“Xi’an Hollysys” refers to Xi’an Hollysys Co., Ltd, a PRC company;

•	“Hollysys Investment” refers to Hollysys (Beijing) Investment Co., Ltd., a PRC company;

•	“RMB” and “CNY” refer to Renminbi, the legal currency of China; “SGD” and “S$” refer to the Singapore dollar, the legal currency of Singapore; “US dollar,” “$” and “US$” refer to the legal currency of the United States; “EUR” and “€”refer to the legal currency of the European Union; “MYR” refers to the Malaysian Ringgit, the legal currency of Malaysia; “AED” refers to the United Arab Emirates Dirham, the legal currency of United Arab Emirates; “HKD” refers to the Hong Kong dollar, the legal currency of Hong Kong; “MOP” refers to the Macau Pataca, the legal currency of Macau; “INR” refers to the Indian Rupee, the legal currency of India, and “QAR” refers to the Qatar Riyal, the legal currency of Qatar;

•	“BVI” refers to the British Virgin Islands;

•	“China” and “PRC” refer to the People’s Republic of China;

•	“Hong Kong” and “Hong Kong SAR” refer to the Hong Kong Special Administrative Region of China;

•	“Macau” refers to the Macau Special Administrative Region of China;

•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended; and

•	“Securities Act” refers to the Securities Act of 1933, as amended.

 FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements and information relating to us that are based on the current beliefs, expectations, assumptions, estimates and projections of our management regarding our company and industry. When used in this annual report, the words “may”, “will”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These statements reflect management's current view of us concerning future events and are subject to certain risks, uncertainties and assumptions, including among many others: our potential inability to achieve similar growth in future periods as we did historically, a decrease in the availability of our raw materials, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to China’s legal system and economic, political and social events in China, the volatility of the securities markets, and other risks and uncertainties which are generally set forth under the heading, “Key information - Risk Factors” and elsewhere in this annual report.  Should any of these risks or uncertainties materialize, or should the underlying assumptions about our business and the commercial markets in which we operate prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in this annual report.

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

The following table presents selected financial data regarding our business. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5, “Operating and Financial Review and Prospects.”  The selected consolidated statement of comprehensive income data for the fiscal years ended June 30, 2014, 2015 and 2016 and the consolidated balance sheet data as of June 30, 2015 and 2016 have been derived from the audited consolidated financial statements of Hollysys that are included in this annual report beginning on page F-1. The selected statement of comprehensive income data for the fiscal years ended June 30, 2012 and 2013, and balance sheet data as of June 30, 2012, 2013 and 2014 have been derived from our audited financial statements that are not included in this annual report.

The audited consolidated financial statements for the years ended June 30, 2014, 2015 and 2016 are prepared and presented in accordance with generally accepted accounting principles in the United States, or US GAAP.  The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes of Hollysys contained elsewhere herein.  The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

Financial information in this report is reported in United States dollars, the reporting currency of the Company.

(In USD thousands, except share numbers and per share data)
	Years ended June 30,
	2012	2013	2014	2015	2016
Statement of Comprehensive Income Data
Revenue	321,704	349,055	521,332	531,379	544,325
Operating income	65,438	57,702	98,407	130,107	120,583
Income before income taxes	66,926	60,618	91,312	125,227	137,742
Net income attributable to Hollysys	56,222	51,994	69,620	96,527	118,471
Add: Share-based compensation costs	1,139	1,599	2,986	2,492	3,860
Amortization of acquired intangible assets	-	2,848	5,413	4,454	818
Acquisition-related consideration fair value adjustments	-	1,163	8,920	(166)	(1,745)
Fair value adjustments of a bifurcated derivative	-	-	-	35	93
Non-GAAP net income attributable to Hollysys	57,361	57,605	86,939	103,342	121,497
Weighted average ordinary shares:
Basic	55,659,765	56,167,592	57,926,333	58,612,596	59,170,050
Diluted	55,828,361	56,412,469	58,426,642	60,134,203	60,611,456
Earnings per share:
Basic	1.01	0.93	1.20	1.65	2.00
Diluted	1.01	0.92	1.19	1.61	1.97
Non-GAAP earnings per share:
Basic	1.03	1.03	1.50	1.76	2.05
Diluted	1.03	1.02	1.49	1.72	2.02

Balance Sheet Data
Total current assets	437,672	546,448	729,893	806,640	827,310
Total assets	552,755	744,633	926,695	983,686	1,004,156
Total current liabilities	188,829	268,452	398,891	374,596	297,326
Total liabilities	213,470	329,158	434,637	398,301	321,471

Net assets	339,285	415,475	492,058	585,385	682,685
Non controlling interests	1,184	1,747	3,583	6,285	8,529
Stockholders’ equity	338,101	413,728	488,475	579,100	674,156

In evaluating our results, the non-GAAP measures of “Non-GAAP general and administrative expenses (“Non-GAAP G&A expenses”)”,“Non-GAAP cost of integrated contracts”, “Non-GAAP other income (expenses), net”, “Non-GAAP interest expenses”, “Non-GAAP net income attributable to Hollysys” and “Non-GAAP earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with US GAAP. We believe these non-GAAP measures are useful to investors as they exclude: 1) share-based compensation expenses, 2) amortization of acquired intangible assets, 3) acquisition-related consideration adjustments and 4) fair value adjustments of a bifurcated derivative. All of above will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders have a better understanding of our operating results and growth prospects. In addition, given the business nature of Hollysys, it has been a common practice for investors and analysts to use such non-GAAP measures to evaluate the Company. Specifically, the non-GAAP measures excluded the following items:

1) Share-based compensation expenses, which are calculated based on the number of shares or options granted and the fair value as of grant date.

2) Amortization of acquired intangible assets, which is a non-cash expense relating primarily to acquisitions. At the time of an acquisition, the identifiable definite-lived intangible assets of the acquired company, such as customer relationships and order backlog, are valued and amortized over their estimated lives. Value is also assigned to the acquired indefinite-lived intangible assets, which comprise goodwill that are not subject to amortization.

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

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

(In USD thousands, except share numbers and per share data)

	Years ended June 30,
	2012	2013	2014	2015	2016
Cost of integrated contracts	189,153	218,586	330,039	300,332	310,545
Less: Amortization of acquired intangible assets	-	2,848	5,413	4,454	818
Non-GAAP cost of integrated contracts	189,153	215,738	324,626	295,878	309,727

G&A expenses	26,025	29,648	39,716	50,786	45,832
Less: Share-based compensation expenses	1,139	1,599	2,986	2,492	3,860
Non-GAAP G&A expenses	24,886	28,049	36,730	48,294	41,972

Other income (expenses), net	1,068	80	(6,452)	2,601	4,061
Add: Acquisition-related incentive share contingent consideration fair value adjustments	-	855	7,989	(368)	(1,745)
Add: Fair value adjustments of a bifurcated derivative	-	-	-	35	93
Non-GAAP other income (expenses), net	1,068	935	1,537	2,268	2,409

Interest expenses	(3,098)	(2,170)	(1,998)	(1,821)	(1,404)
Add: Acquisition-related cash consideration adjustments	-	308	931	202	-
Non-GAAP interest expenses	(3,098)	(1,862)	(1,067)	(1,619)	(1,404)

Net income attributable to Hollysys	56,222	51,994	69,620	96,527	118,471
Add: Share-based compensation expenses	1,139	1,599	2,986	2,492	3,860
Amortization of acquired intangible assets		2,848	5,413	4,454	818
Acquisition-related consideration adjustments	-	1,163	8,920	(166)	(1,745)
Fair value adjustments of a bifurcated derivative	-	-	-	35	93
Non-GAAP net income attributable to Hollysys	57,361	57,605	86,939	103,342	121,497
Weighted average number of ordinary shares outstanding used in computation:
Basic	55,659,765	56,167,592	57,926,333	58,612,596	59,170,050
Diluted	55,828,361	56,412,469	58,426,642	60,134,203	60,611,456
Non-GAAP earnings per share:
Basic	1.03	1.03	1.50	1.76	2.05
Diluted	1.03	1.02	1.49	1.72	2.02

 Exchange Rate Information

A majority of our business is conducted in China. We also operate in Singapore, Malaysia and several other jurisdictions in Asia and Middle East through HAP, Concord, and Bond. We use US dollars as our reporting currency in our financial statements in this annual report. For entities whose functional currencies are not US dollars, assets and liabilities are translated into US dollars at the balance sheet date rates; equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year as published by the International Monetary Fund. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statement of comprehensive income and changes in equity. Transactions and amounts in other parts of this annual report in foreign currencies recorded at the rates of exchange prevailing when the transactions occurred. With respect to amounts not recorded in our consolidated financial statements but included elsewhere in this annual report, all conversion between RMB and US dollars were made at a rate of RMB 6.4156 to $1.00, and all conversion between Singapore dollars and US dollars were made at a rate of SGD 1.3773 to $1.00, as set forth by the International Monetary Fund. We make no representation of any kind that RMB, Singapore dollar, US dollar or any other currency referenced in this report could have been, or could be, converted into the other stated currencies at the rates stated below, any particular rate, or at all. The Chinese government imposes control over its foreign-currency reserves through both direct regulation concerns conversion of RMB into foreign exchange and through restrictions on foreign trade. On September 13, 2016, the closing rate for using RMB and SGD to buy $1.00 was 6.6797 and 1.3579 respectively, as set forth by the International Monetary Fund.

The following table sets forth information concerning exchange rates between the RMB, Singapore dollars and the US dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report on Form 20-F or will use in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate between RMB and US$				Exchange Rate between SGD and US$
Period	Period End	Average	Low	High	Period End	Average	Low	High
Calendar year 2011	6.2939	6.4630	6.2939	6.6364	1.2948	1.2565	1.3135	1.2007
Calendar year 2012	6.2301	6.2990	6.2221	6.3879	1.2214	1.2492	1.2973	1.2159
Calendar year 2013	6.0537	6.1478	6.0537	6.2438	1.2622	1.2511	1.2203	1.2831
Calendar year 2014	6.2046	6.1620	6.0402	6.2591	1.3244	1.2665	1.2376	1.3244
Calendar year 2015	6.4778	6.2827	6.1870	6.4896	1.4166	1.3746	1.3171	1.4337
January 2016	6.5752	6.5726	6.5219	6.5932	1.4241	1.4325	1.4241	1.4414
February 2016	6.5525	6.5501	6.5154	6.5795	1.4055	1.4052	1.3881	1.4269
March 2016	6.4480	6.5027	6.4480	6.5500	1.3462	1.3724	1.3462	1.4012
April 2016	6.4738	6.4754	6.4571	6.5004	1.3454	1.3496	1.3366	1.3629
May 2016	6.5798	6.5259	6.4738	6.5798	1.3778	1.3695	1.3421	1.3824
June 2016	6.6445	6.5892	6.5590	6.6481	1.3490	1.3533	1.3391	1.3780
July 2016	6.6371	6.6771	6.6371	6.7013	1.3431	1.3513	1.3423	1.3623
August 2016	6.6776	6.6466	6.6239	6.6778	1.3630	1.3476	1.3384	1.3638
September 13, 2016	6.6797	6.6707	6.6600	6.6790	1.3579	1.3549	1.3465	1.3630

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our future operating results will depend to a significant extent on our ability to continue providing new product and service solutions that compare favorably on the basis of time to market, cost and performance, with competing third-party suppliers and technologies.  However, we may develop new products and services that do not gain market acceptance, which would result in the failure to recover the significant costs for design and manufacturing for new product solutions or service development, thus adversely affecting operating results.

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

One important aspect of our expansion has been and will be the use of acquisitions, which may include acquiring an operating business or specific assets. Examples of this strategy have been the acquisitions of Concord in 2011 and Bond in 2013. As with any acquisition, we will have to integrate the business with our operations so as to achieve the value of our investment. Accommodating different business cultures, operating systems and product lines, as well as understanding and implementing different regulatory issues, often takes time and can result in unexpected expenses. Acquisitions are not always successful, resulting in unintended expenses and write-downs. Any failure to smoothly integrate acquired businesses and technologies may adversely affect our business operations.

As we expand our business outside of mainland China, we will encounter the increasing need for international certifications and compliance with the regulation of different governments, which if not obtained and complied with may adversely impact our business.

We are expanding our business outside of mainland China, including seeking business opportunities in Hong Kong SAR, Singapore, Malaysia, India, and the Middle East. For our marketing both in China and in other jurisdictions, we seek international certifications and have obtained certificates such as the European Safety Standard Certification Level 4. As we operate in jurisdictions other than China, we will have to comply with local laws, some of which relate to various safety and quality requirements for the kinds of products we provide. The failure to have any necessary or beneficial certifications and the failure to comply with local laws will have an adverse impact on our marketing and business, and may result in additional costs and expenses.

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

We are engaged in the design, production and installation of automation and process control systems. As a result, our revenues result from numerous individual contracts that are nonrecurring in nature. Furthermore, customers may change or delay or terminate orders for products and services without notice for any reasons unrelated to us, including lack of market acceptance for the products to be produced by the process that our system was designed to control. As a result, in order to maintain and expand our business, we must expend increasing amounts on marketing to identify clients and win contracts so as to be able to replenish the orders in our pipeline on a continuous basis. Increased marketing expenses and the inability to continue with current contracts or win new sources of revenue could result in a decline in revenues and profitability.

Although we do not have a concentration of business with any customer at this time, our business has become more dependent on a few significant customers.

We have developed significant customer relationships with several local subway providers and railway authorities in respect of the high speed train system in China. We currently also have significant contracts with the MTR Corporation Ltd. of Hong Kong, Land Transport Authority of Singapore, and Mitsubishi Heavy Industries, Ltd. Qatar Branch. We expect that these relationships will continue to grow, and we will win more contracts with them over time. To the extent that these customer groups or specific customers with a group represent an increasing proportion of our business, we will become more dependent on them for our revenues and business growth. In that case, our cash flows also will become more dependent on those customers’ payment practices and overall public funding policies, including the lengthening of collection times under contracts that have been performed. Therefore, the loss of one or more of these customers or market groups as customers would have a material adverse impact on our revenues and our business operations and development.

We have a backlog of contracts, the execution of unfinished contracts in the backlog may be lengthened due to various external reasons, and the increase of backlog may not necessarily reflect our business expansion.

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

Among the competitive advantages and key business advantages that we enjoy are the plentiful supply of engineering talent in China and the comparatively lower cost of our engineering staff compared to those of our Western and Japan-based competitors. Recently, however, our costs for these persons have been subject to increased wage pressures due to the economic growth of China and certain inflationary pressures and additional employment related taxation. If the available supply of engineers were to be absorbed by competing demands, or otherwise not as plentiful as we have experienced to date, then the costs of hiring, training and retaining capable engineers would likely increase. If we are unable to pass any additional costs through to our customers, this could result in a reduction in our profitability, and the inability to have qualified and trained persons could adversely affect our business prospects or could even cause a change in our business strategy.

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

Although the Company’s goodwill outstanding as of June 30, 2016 was assessed not impaired, it may be impaired in the future depending on the future market development and the outcome of the operations in Singapore, Malaysia and the Middle East.

The goodwill outstanding as of June 30, 2016 was related to the acquisition of Concord in 2011 and Bond in 2013. Based on our quantitative assessment, the goodwill was not impaired as at June 30, 2016. However, the fair value of Concord calculated using discounted cash flow method was only 11.6% higher than its carrying value as at June 30, 2016. The fair value of Concord is highly dependent on the future market development and the outcome of the Company operations in Singapore, Malaysia and the Middle East. Slowing down in mechanical and electrical engineering sector, or fewer than expected contract awards to Concord may result in goodwill impairment in the future.

We performed a qualitative assessment for Bond in 2016 and evaluated all relevant factors, weighed all factors in their entirety and concluded that no impairment charge for Bond was needed as of June 30, 2016.

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

Although China is committed to expanding its energy production with nuclear power and building a high speed railway network, both these industries have experienced various setbacks due to higher than expected accidents for various reasons several years ago. The future growth rate of these two sectors may not be as fast as the market previously expected but on a more sustainable and safer basis, thus we will, likely experience slower annual growth or possibly even a reduction in these sectors’ revenues.

International business recently has expands to Southeast Asia and the Middle East area. Projects awarded in these areas may be exposed to potential delay in construction progress due to political reasons.

To the extent that our business is more dependent on large contracts and contracts from a few customers, our revenues, cash flows and profits will be influenced by this type of contracting and the timely payment for our products and services.

As we develop our business with the entities responsible for building municipal subway systems and railroads, power plants and larger system contract customers, such as building retrofits, we will be entering into contracts for larger sized projects than in the past, which will be for significantly greater contract value. These contracts will require us to commit greater operating resources to a more limited number of customers and contract fulfillment. Therefore, our revenues, cash flows and profits will become increasingly dependent on our ability to perform these contracts and collect the payments due on a timely basis. Some of the entities ultimately responsible for the funding of infrastructure projects are governmental authorities or ministries, our contract requirements and collections will become subject to these entities being able to adequately budget and have the revenues to timely pay for our products and services. We expect a long collection period in some of our business. To some extent, we may become subject to delays and reductions in scope of project due to changes in the policies, objectives and budgeting of any of the public entities which control the projects on which we are contracting. We will also become increasingly subject to government contract requirements in the performance of contracts that are ultimately the responsibility of public bodies.

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

We operate in a very competitive environment with many major international and domestic companies, such as Honeywell, General Electric, ABB, Siemens, Emerson, Yokogawa and Hitachi. Many of our competitors are much better established and more experienced than we are, have substantially greater financial resources, operate in more international markets and are much more diversified than we are. As a result, they are in a stronger position to compete effectively with us. These large competitors are also in a better position than we are to weather any extended weaknesses in the market for automation and control systems. Other emerging companies or companies in related industries may also increase their participation in our market, which would add to the competitive pressures that we face.

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

We are penetrating international markets, emphasizing Southeast Asia, India, and the Middle East with the objective of diversifying our products, clients and places of operations and growing our overall business. Our expansion is likely to use substantial resources, including substantial amounts of capital and equity and deploy meaningful amounts of management time and attention. Our products and our overall approach to the automation and controls system business may not be accepted in other markets to the extent needed to make that effort profitable. In addition, the additional demands on our management from these activities may detract from our efforts in the domestic Chinese market and market of surrounding countries, causing the operating results in our principal markets to be adversely affected.

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

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the Company’s internal controls over financial reporting in their annual reports and the independent registered public accounting firm auditing a company’s financial statements to attest to and report on the operating effectiveness of such company’s internal controls. No material weakness has been identified as of June 30, 2016. In the event we identify material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual report filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission (“CSRC”) and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC, or the Ministry of Finance in China and the Department of the Treasury in the United States respectively. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against five PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations there under by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) grants to the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated, or willfully aided and abetted the violation of, any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, sanctioning four of these accounting firms and suspending them from practicing before the SEC for a period of six months. The sanction will not take effect until there is an order of effectiveness issued by the SEC. In February 2014, four of these PRC-based accounting firms filed a petition for review of the initial decision.  In February 2015, each of these four accounting firms agreed to a censure and to pay fine to the SEC to settle the dispute with the SEC. The settlement stays the current proceeding for four years, during which time the firms are required to follow detailed procedures to seek to provide the SEC with access to Chinese firms' audit documents via the CSRC. If a firm does not follow the procedures, the SEC would impose penalties such as suspensions, or commence a new, expedited administrative proceeding against the non-compliant firm or it could restart the administrative proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ordinary shares may be adversely affected.

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

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. Since 2012, growth of the Chinese economy has slowed down. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy but may also have a negative effect on us. Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, any stimulus measures designed to boost the Chinese economy, may contribute to higher inflation, which could adversely affect our results of operations and financial condition. See “Risks Relating To Doing Business In China - Future inflation in China may inhibit our ability to conduct business in China.”

If the CSRC, or another PRC regulatory agency, determines that CSRC approval of our initial merger was required or if other regulatory obligations are imposed upon us, we may incur sanctions, penalties or additional costs which would damage our business.

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

The value of our securities will be indirectly affected by the foreign exchange rate between US dollars and those currencies in which our sales may be denominated. Because a large portion of our earnings and cash assets are denominated in RMB, SGD and MYR, and our financial results are reported in US dollars, fluctuations in the exchange rate between the US dollar and RMB, SGD and MYR will affect our balance sheet and our earnings per share as stated in US dollars. In addition, appreciation or depreciation in the value of the RMB, SGD and MYR relative to the US dollar would affect our financial results reported in US dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into US dollars as well as earnings from, and the value of, any US dollar-denominated investments we make in the future.

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

We are subject to the PRC’s rules and regulations on currency conversion. In the PRC, the State Administration for Foreign Exchange, or SAFE, regulates the conversion of the RMB into foreign currencies. Currently, foreign investment enterprises, or FIEs, are required to apply to the SAFE for “Foreign Exchange Registration Certificates for FIEs.” We believe Beijing Helitong Science & Technology Exploration Co., Ltd. is an FIE. With such registration certificates, which need to be renewed annually, FIEs are allowed to open foreign currency accounts including a “basic account” and “capital account.” Currency conversion within the scope of the “basic account,” such as remittance of foreign currencies for payment of dividends, can be effected without requiring the approval of the SAFE. However, conversion of currency in the “capital account,” including capital items such as direct investment, loans and securities, still require approval of the SAFE. We cannot assure you that the PRC regulatory authorities will not impose further restrictions on the convertibility of the RMB. Any future restrictions on currency exchanges may limit our ability to use our cash flow for the distribution of dividends to our shareholders or to fund operations it may have outside of the PRC.

 Future inflation in China may inhibit our ability to conduct business in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. During the past ten years, the rate of inflation in China has been as high as 5.9% and as low as -0.7%. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products and our company.

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

We are a holding company in the BVI. We generally rely on our subsidiaries to provide us with cash flow and to meet our other obligations. For PRC subsidiaries, relevant PRC laws and regulations permit payment of dividends by a PRC subsidiary only from accumulated distributable profits, if any, determined in accordance with PRC accounting standards and regulations, and only after setting aside at least 10% of its current year profits (up to an aggregate amount equal to half of its registered capital). The PRC tax authorities may initiate changes in determining income of our PRC subsidiaries that would further limit their ability to pay dividends and make other distributions to us. It is therefore possible that our PRC subsidiaries will not have any distributable profit to pay us, even if they are profitable under U.S. GAAP.

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

Recently, U.S. public companies that have substantially all of their operations in China, particularly companies like us which have completed so-called reverse merger transactions, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from growing our company.

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

The Board of Directors decides if and when the Company will pay cash dividends. On August 11, 2016, the Board of Directors approved a regular cash dividend policy pursuant to which future cash dividends are expected to be paid to holders of the Company’s ordinary shares on an annual basis out of funds legally available for such purpose. However, the declaration and payment of future dividends including the dividend for 2016 will be at the discretion of the Board, and will depend upon many factors, including the Company’s financial condition, earnings, capital requirements of its businesses, legal requirements, regulatory constraints, industry practice, and other factors that the Board deems relevant.

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

As discussed elsewhere in this Annual Report, we have relied on and intend to continue to rely on some of these exemptions. As a result, our shareholders may not be provided with the benefits of certain corporate governance requirements of the Nasdaq Stock Market.

You may have difficulty enforcing judgments obtained against us.

We are a BVI company and substantially all of our assets are located outside of the United States. A substantial portion of our current business operations are conducted in the PRC. In addition, almost all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents in the United States and whose assets are located in significant part outside of the United States. The courts of the BVI would recognize as a valid judgment, a final and conclusive judgment in person is obtained in the federal or state courts in the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the BVI, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the BVI, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the BVI and (f) there is due compliance with the correct procedures under the laws of the BVI. In addition, there is uncertainty as to whether the courts of the BVI or the PRC, respectively, would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

Because we are incorporated under the laws of the BVI, it may be more difficult for our shareholders to protect their rights than it would be for a shareholder of a corporation incorporated in another jurisdiction.

Our corporate affairs are governed by our memorandum and articles of association, by the BVI Business Companies Act, 2004 (as amended), or the 2004 Act, and by the common law of the BVI. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management and the rights of our shareholders differ from those that would apply if we were incorporated in the United States or another jurisdiction. The rights of shareholders under BVI law may not be as clearly established as are the rights of shareholders in the United States or other jurisdictions. Under the laws of most jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. BVI law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in United States jurisdictions. In addition, the circumstances in which a shareholder of a BVI company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most United States jurisdictions. The directors of a BVI corporation, subject in certain cases to court approval but without shareholder approval, may implement a reorganization, merger or consolidation, the sale of any assets, property, part of the business, or securities of the corporation, subject to a limit of up to 50% of such assets. The ability of our board of directors to create new classes or series of shares and the rights attached by amending our memorandum of association and articles of association without shareholder approval could have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our ordinary shares at a premium over then current market prices. Thus, our shareholders may have more difficulty protecting their interests in the face of actions by our board of directors or our controlling shareholders than they would have as shareholders of a corporation incorporated in another jurisdiction.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. shareholders.

We believe that we currently are not considered a “passive foreign investment company,” or PFIC, for United States federal income tax purposes.  However, each year we must make a separate determination as to whether we are a PFIC.  We cannot assure you that we will not be a PFIC for our future tax years. If a non-U.S. corporation either (i) has at least 75% of its gross income is passive income for a tax year or (ii) has at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a tax year) attributable to assets that produce or are held for the production of passive income, then the non-U.S. corporation will be deemed a PFIC. The market value of our assets may be determined to a large extent by the market price of our ordinary shares. If we are treated as a PFIC for any tax year during which U.S. shareholders hold ordinary shares, certain adverse United States federal income tax consequences could apply to such U.S. holders.

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

We were established under the laws of the BVI on February 6, 2006, as HLS Systems International, Ltd., in order to merge with Chardan North China Acquisition Corporation (“Chardan”), a Delaware special purpose acquisition company, originally established on March 10, 2005, with the primary purpose of effecting a business combination with an unidentified operating business that has its primary operating facilities located in China, in any city or province north of Yangtze River. On September 20, 2007, we acquired all of the issued and outstanding ordinary shares of GTH, a BVI company. On August 1, 2008, our ordinary shares started trading on NASDAQ Global Select Market. On July 17, 2009, we changed our name to Hollysys Automation Technologies Ltd. to more accurately reflect our core value of leveraging proprietary technologies to provide state-of-the-art automation and control solutions for our clients.

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

On November 24, 2015, the Company established Concord Electrical Contracting, Ltd. (“CECL”) to explore the market in Qatar. CCPL has a 49% direct ownership of CECL and the remaining 51% equity interest is held by a nominee shareholder. Through a series of contractual arrangements, CCPL is entitled to appoint majority of directors of CECL who have the power to direct the activities that significantly impact CECL’s economic performance. Further, CCPL is entitled to 95% of the variable returns from CECL’s operations. As a result, despite of its minority direct ownership of CECL arrangements, CCPL is considered the primary beneficiary of CECL. The consolidated amounts and financial performance related to CECL included in the Company’s consolidated balance sheet, statement of comprehensive income and statement of cash flows were immaterial for the year ended June 30, 2016.

B.	Business Overview

We are a leading provider of automation and control technologies and products in China and increasingly in Southeast Asia, India and the Middle East that enable our diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, we have approximately 3,600 employees with a nationwide China presence and with subsidiaries and offices in Southeast Asia, India and the Middle East. We serve over approximately 6,000 customers in the industrial, railway, subway, nuclear power, and mechanical and electronic industries in China, Southeast Asia, India, Europe and the Middle East. Our proprietary technologies are applied through our industrial automation solution suite, including the DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, nuclear power non-safety automation and control system HolliAs-NMS DCS and other products.

We historically focused our efforts on the area of DCS, which are networks of controllers, sensors, actuators and other devices that can be programmed to control outputs based on input conditions and/or algorithms, which are mainly used to control continuous manufacturing processes. Our DCS have been widely used in the industries involving continuous flow of material handling, such as power generation, petro-chemical, chemical, cement manufacturing, and waste water recycling. We also command a position in China’s nuclear power automation and control market as the only proven local automation and control product provider to the non-safety control for both nuclear island and conventional island of nuclear power reactors in nuclear power stations.

We have a substantial reputation in the PRC domestic industrial automation industry for our comprehensive capabilities and have focused on the development of this market. We carry out integrated solution projects for, render automation services to, or sell our products to, national or multi-provincial companies with subsidiaries located throughout China. To date, we have served more than 6,000 industrial enterprise customers including state-owned enterprises, multinational corporations and local private companies and have undertaken over 20,000 projects. We believe that the quality of our systems is unsurpassed by local Chinese competitors and comparable to high-end foreign suppliers of DCS and the history of our projects supports that view. For example, after three years of review and analysis, BASF, a large multi-national company, has designated us as a potential qualified DCS vendor for the company, a distinction shared with large multinationals such as ABB and Emerson.

We have also entered the PLC market, which is mainly used in discrete control applied to a wide array of industries. PLCs are usually integrated together into machines providing control at the machinery level. With more of our proprietary products introduced into the market and the behavioral change of customers’ purchasing practice, we gradually changed our market and sales positioning from a single DCS/PLC product provider, to a total solution provider encompassing third-party hardware-centric products such as instrumentation and actuators, our proprietary DCS/PLC products, and valued-added software packages such as AMS (Asset Management System), MES (Manufacturing Execution System), APC (Advanced Process Control), OTS Simulation (Operator Training System), and others. The safety system SIS (Safety Instrumentation System), certified under European safety standards and newly introduced to the market in July 2012 have furthered our proprietary product suite in the industrial automation segment.

We have branched out from the industrial automation domain into the subway and surface rail businesses, leveraging on our core competency and strong research and development capabilities, and have already established an important position in the high-speed rail signaling market and subway SCADA (Supervisory Control and Data Acquisition) market. Besides, we have developed our proprietary high-speed rail signaling system and subway signaling system, and certified both according to European Safety Standard Certification Level 4.

Internationally, we have a strong presence in Southeast Asia and increasingly in the Middle East, India and Hong Kong SAR. Through the acquisitions of Concord and Bond, we are expanding and deepening our ability to offer mechanical and electrical solutions in design, engineering, procurement, project management, construction and commissioning, and maintenance to a wide range of industries, such as manufacturing, banks, hospitals, airports, power plants, commercial centers, hotels, and infrastructure works. We believe that our present leadership position in the high-growth segments is attributable to our vision, execution, and strong research and development capabilities.

During the past several years we have achieved a number of significant contract wins, including (i) contracts with MTR Corporation of Hong Kong SAR to provide a complete suite of high-speed rail signaling systems to Guangzhou-Shenzhen-Hong Kong Express Rail Hong Kong Section; (ii) a contract with SMRT Trains Ltd. in Singapore to provide design, electrification and installation for station renovations on North-South and East-West lines and a contract with Thales Solutions Asia Pte. Ltd. to provide design, installation, testing and commission for replacing the existing signaling systems for the North-South and East-West lines and install new signaling systems for the Tuas West Extension line in Singapore; (iii) a contract with Land Transport Authority in Singapore to provide the Integrated Supervisory Control System for the Thomson & Eastern Region Lines in Singapore; (iv) a contract with Mitsubishi Heavy Industries Ltd. to provide electrical installation services for part of the Power Distribution System Package of the first Phase of Doha Metro. We believe that our international stature will be further enhanced by our obtaining international certifications such as the European Safety Standard Certification Level 4 for our proprietary high-speed rail signaling and subway signaling systems.

Our revenue increased from approximately $349.1 million in fiscal year 2013, to approximately $544.3 million in fiscal year 2016, representing a compounded annual growth rate (CAGR) of approximately 16.0% for the past three years. During the same period, our non-GAAP net income attributable to Hollysys increased by a CAGR of approximately 28.2% from $57.6 million in fiscal year 2013 to $121.5 million in fiscal year 2016. These significant increases reflect our success in exploring new business areas and our increasing performance. We continually seek to increase our performance in broadening our market reach, while exploring international market to fulfill our mission of sustainable and high growth.

Strategy

The goal for Hollysys is to become one of the world's well-known automation and control technology and product providers. To meet this goal we plan to enhance the core competencies that have made us a leading domestic automation and control solutions provider in China, the only Chinese company qualified to design and manufacture non-safety control systems of nuclear power stations, and a leader in the industrial automation and in the high-speed rail and subway sectors. The principal elements of our core business strategies are as follows:

•	To further establish our leadership position as a dominant automation and control solutions provider across all the addressable market segments– We seek to be a potential industry consolidator in China and Southeast Asia to become a leading provider of industrial automation and control technology applications for clients in various industries, by presenting ourselves as a total solution provider. We seek to further penetrate the industrial automation and railway business with more proprietary products to enhance our leading position and market share. Since the majority of our customers operate in a wide range of industries, we stand to be a prime beneficiary of China’s and increasingly Southeast Asia’s industrial automation market growth, driven by environment protection, clean energy, lower carbon emission, national economic development, and rising labor costs in the Asia region. Our combination of patented technologies, strong research and development capabilities, ability to leverage strategic alliances and acquisitions to enter and penetrate new market segments, and a comprehensive understanding of the Chinese and Southeast Asia markets should allow us to capitalize on these growth opportunities.

•	To continuously enhance our leadership position in technology – We have long been recognized as a pioneer in the development of industrial automation and control technology and applications in China. We are continuously seeking ways to improve our existing product lines while being committed to the development of new applications, platforms, and products. In order to maintain our leadership in technology, we have devoted significant resources to the research and development that is undertaken by a group of trained and skilled experts and engineers. We have improved5th generation DCS named HOLLiAS-K, which is superior to the performance of the 4th generation in terms of reliability, flexibility, and ease of use. Hollysys has applied its years of experiences from nuclear DCS into the design of HOLLiAS-K. Flexible architectures of P-to-P (Peer to Peer), C/S (Client/Server), or hybrid system can be selected according to the project scale. Industry specific software solutions are designed for better customization leveraging our deep industry knowhow and expertise. Further advantages such as vertical mounting, modular connection, and tilted I/O design make the engineering and wiring more effective and deliver the customers faster and more stable field installation. We also developed China’s first proprietary Safety Instrumented System, named HiaGuard-SIS, and passed Safety Integrity Level 3 certification in compliance with the most stringent European standards. HiaGuard-SIS is a critical safety protection system comprising sensors, logic solvers and actuators for the purposes of taking a process to a safe state when normal predetermined set points are exceeded, or safe operating conditions are violated. The SIS developed by Hollysys is applicable to ESD (Emergency Shutdown System), PSD (Process Shutdown System), FGS (Fire and Gas Systems), BMS (Burner Management System), and ETS (Emergency Trip System). Besides, we are continuously devoting resources to research and development on our addressable market related technologies and products, and international market, including track circuit subway signaling system, industrial automation motion control, machinery control products and technologies to complement our existing product portfolio.

•	To actively explore and prepare for international market expansion– Management is pursuing a strategy for Hollysys to have meaningful revenue generated from the international market and to become one of the prominent and well-known automation and control players in the world. We made significant progress in this business objective through the acquisitions of Concord and Bond, which are headquartered in Singapore and Malaysia respectively, by which we obtained a well-established distribution channel and customer/partner bases to cross-sell our products in the rail and industrial automation segments and building automation and retrofit segments, and seasoned management teams to form the core of our international team. We have also increased our mechanical and engineering solution capabilities and are expanding to be able to serve a wider array of industries. We entered into a contract with Hong Kong MTR Corporation to supply the entire high-speed rail signaling system to Shenzhen-Hong Kong Express Rail with a total contract value amounted to approximately US$85 million, including the main contract signed and the supplementary contracts obtained subsequently, In addition, we signed the contract with Land Transport Authority in Singapore to provide the Integrated Supervisory Control System for the Thomson & Eastern Region Lines in Singapore valued at approximately SGD 16 million.

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

Because China Railway Corporation employs its own administrative admission system, our high-speed rail signaling products that are currently deployed in China’s high-speed rail lines do not have European safety standard certification, which is a prerequisite for the rail market outside of China. To enter the overseas rail market and satisfy international requirements, we have redesigned the whole set of our high-speed rail signaling systems, based wholly on our own proprietary technologies, and passed European Safety Standards SIL 4 certification (Safety Integrity Level 4) including ATP (Automatic Train Protection), TCC (Train Control Center), LEU (Line-Side Electronic Unit), BTM (Balise Transmission Module), TSRS (Temporary Speed Restriction Server), HVC (Hollysys Vital Computer) and Interlocking system in the high-speed rail sector.

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

Industrial Automation:

Our principal offering is a comprehensive suite of automation systems for a wide spectrum of industrial market clientele, ranging from petrochemical, thermal power industries, to nuclear and pharmaceutical industries. Our comprehensive suite of automation solution consists of third-party hardware-centric products such as instrumentation and actuators, our proprietary software-centric DCS/PLC, and valued-added software packages such as RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), and SIS (Safety Instrumentation System). The two mainstream products for this market segment are our DCS products and our PLC. DCS are a network of controllers, sensors, actuators and other devices that can be programmed to control outputs based on input conditions through logic calculations. In an automated production line, sensors or so-called “instrumentations” are distributed across the production facility to monitor sub-systems like the robots, CNC machines, and logistic tools. These sensors are like human eyes, which monitor the process, and detect any abnormal situations. The information collected from those sensors is then transmitted to the DCS for centralized data processing through communication networks. The central computer (brain) processes information and generates commands, based on sophisticated algorithmic and pre-set parameters. These commands are then sent to actuators (muscles/bones) through communication devices to execute the orders and maintain production flow. PLCs are computer devices installed on machines or equipment, for example, on a factory assembly line, for manufacturing automation.

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

Rail Transportation:

Hollysys has successfully scaled its automation application from industrial manufacturing to rail and subway industry, with proprietary product lines including, TCC (Train Control Center) and ATP (Automation Train Protection). An ATP essentially acts as the train over-speed protection mechanism, which collects real-time information like speed limit ahead, train operation status, line data, instructions from train control center, then combines that information with the train parameters to produce train protection curves. In case of any human errors, like driver’s negligence at the red light, it applies emergency brakes automatically. TCCs are an on-ground control center at railway stations or equipment stations which monitor route condition, track status, train schedules, distance between trains, and the working status of other essential function devices, and then through logic calculation, generate control instructions and commands. The command information from the TCC is then transmitted to the ATP located on the locomotives/trains, through track circuits and electronic beacons located at various points along the railway line, or wireless.

We have provided our SCADA system to China’s subway market for many years, including the Beijing Metro, Guangzhou Metro, Shenzhen Metro, Tianjin Metro and Dalian Metro. SCADA is an open software platform to enable integrated and unified monitoring of all necessary sub-systems of the subway, including the Power Supervisory Control and Data Acquisition System, Building Automatic System, Fire Alarm System, Platform Screen Door System, Access Control System, Closed Circuit Television, Passenger Information System, Passenger Train Information System, and Alarm System. Given the exponential growth in China’s subway market and the continued growth expected for the decades to come, Hollysys has developed its proprietary Subway Signaling System, based on its strong research and development capability and technical know-how of signaling application accumulated from high-speed rail. Currently the development and certification according to the European safety standards are basically finished. The current subway signaling market is predominantly occupied by multi-national corporations, such as Siemens, Alstom and Thales.

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

Mechanical and Electrical:

We established a stronger foot-hold in Southeast Asia through two acquisitions of Concord and Bond in 2011 and 2013 respectively. Concord and Bond mainly provide mechanical and electrical solutions, including design, engineering, procurement, project management, construction and commissioning, and maintenance related services. Concord mainly focuses on railway transportations in Singapore, UAE and Saudi Kingdom markets, and Bond mainly focuses on factories, data centers, banks, hospitals, airports, power stations, gas and instrumentation plants, hotels, commercial centers, residential buildings and infrastructure works in Malaysia. Through the acquisitions, the Company seeks to expand the existing distribution and marketing channels to cross sell the Company’s existing product lines to the fast growing Southeast Asia and the Middle East markets.

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

Markets

Industrial Automation Market

According to the Gong Kong Data, an industry research group, the DCS and PLC market in China, which excluding related software and specific controller, is around US$663 million and US$1,082 million respectively in 2015. With the experience of our actual projects, if adding software and specific controller, the market would be multiple.

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

We believe China’s industrial automation growth rate will continue to be significant. We see China is enjoying a healthy growth rate given its relative current lower penetration rate and the rising cost of labor. The client base includes large state-owned enterprises, multi-national companies, and other domestic companies. Our main competitors in this field are global players such as ABB, Siemens, and Emerson, as well as Supcon from China. We believe that the Hollysys brand recognition and market reputation, and our strong research and development capabilities will continuously enable us to penetrate high-margin market segments currently dominated by foreign companies.

We are well-positioned to benefit from China’s nuclear power development. At present, China’s nuclear power sector is relatively underdeveloped, with the vast majority of power generated by coal-fired power plants. According to figures announced by China Nuclear Energy Association, as of May 26, 2016 there were 32 nuclear reactors in commercial operation in China, providing approximately 26 GW of power. This represents a very small fraction of the total installed gross capacity of power generation. In terms of electricity generated watt per hour, the nuclear electricity generated by now is approximately 2%-3%, lagging far behind the world average of 15%, with France being the highest with 70% of its power generated from nuclear power plants. Driven by clean energy initiatives and China’s commitment of reducing its carbon emission by 45% per GDP unit by 2020, China’s installed nuclear power generating capacity is expected to reach 70GW-80GWby 2020. Typically, one nuclear reactor generates 1GW electricity.

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

According to China’s 13th Five Year Plan and the recent industry estimate, China is planning to build up to around 30,000 kilometers length of high-speed railway lines by the end of 2020.  China’s high-speed rail network construction will consist of the current building artery lines and future planning inter-city lines. The artery lines are “the Four Horizontals and the Four Verticals” referring to their positions on the map of China. The Four Vertical lines include the Beijing-Guangzhou line, Beijing–Shanghai line, Harbin-Dalian-Shenyang-Beijing line, and Shanghai-Hangzhou-Shenzhen line. The Four Horizontal lines include the Lanzhou-Xian-Zhengzhou-Lianyungang line, Shanghai-Wuhan-Chongqing-Chengdu line, Hangzhou-Changsha-Kunming line, and Taiyuan-Shijiazhuang-Qingdao line. The inter-city high-speed lines are mainly planned for economically well-developed regions with high densities of population, such as Zhu Jiang River Delta (Guangzhou-Shenzhen region), Yangtze River Delta (Shanghai-Hangzhou region), and Beijing-Tianjin-Tangshan region. As one of the three high-speed rail signaling products providers in the C2 category in China, and one of the two high-speed rail signaling products providers to the C3 segment, we believe that Hollysys is well positioned to benefit from this unprecedented, world leading high-speed railway build-out.

We also worked to expand our rail products supply such as track circuit. We have finished testing of track circuit and the official admission progress and got the permit to enter track circuit market which is another sizable market. We are entering into this market and expecting to gain our first track circuit contract in the near future.

We also provide our proprietary software platform and solutions of SCADA to the subway market. China’s subway market is expected to receive significant government investment due to urbanization and environmental concerns. It is estimated that China is going to build up to around 4,700km of subway lines by 2017 and approximately 8,300km of subway lines by 2020. Leveraging on our know-how from high-speed surface rail signaling technology and our well-recognized brand name, we have finished the development of our proprietary subway signaling system, and are preparing for bidding subway signaling projects both in China and abroad. We believe it will present a better value positioning to our subway customers by bundling our proprietary subway SCADA system with our proprietary signaling system, in this way we are also expecting our market share and gross margin to expand in this business sector.

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

In the rail transportation field, there are several subway lines under construction in Hong Kong and Southeast Asia, including, among others, Hong Kong Shatin to Central Link, South Island Line East, Kwun Tong Line Extension and West Island Line in Hong Kong, and Thomson Line (TSL) in Singapore and MRT Line No. 2 in Kuala Lumpur, Malaysia. Concord participated in the Singapore North-South and East-West subway lines signaling reconstruction project cooperating with Thales, Concord was responsible for design, installation, testing and commission for replacement of existing signaling systems. Bond and Concord will actively explore the M&E opportunities, and cooperate with Hollysys for the installation and implementation works for industrial automation and railway transportation total solution works in South East Asia and the Middle East.

Integrated Contracts

The main channel through which we get our automation system business is the procurement bidding process. Customers seeking bids propose their requirements and specifications in legal bidding documents and those companies that are interested in obtaining these contracts make a bid in written form. If we win the bid, we finalize an integrated contract. We derive a large percentage of our total consolidated revenues from the integrated contracts that we win through the bid process. In addition, we also generate revenue from products sales of spare parts and component products to customers for maintenance and replacement purposes after the completion of the integrated solution contract, and from provision of service such as maintenance and training which tends to provide a recurring revenue stream.

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

Competition

We compete with various domestic and international corporations offering automation and control systems. We believe that our proprietary technologies and products provide us with a strong competitive advantage over our domestic Chinese competitors. However, a number of multinational companies, some of whom have substantially greater financial and other resources than we currently have, have been offering first rate automation systems in competition with us. We believe that our primary competitors in the industrial automation market in China for our products are multi-national corporations, such as ABB, Honeywell, Emerson and Siemens, and the local company Supcon, a private company affiliated with Zhejiang University. In the Southeast Asian and Middle Eastern markets, our principal competitors for industrial automation are the multinational corporations such as ABB, Siemens, Emerson, Yokogawa and Honeywell.

In the PRC high-speed rail business, as the China Railway Corporation employs an administrative admission system and China has established its national rail technology standard, the China Train Control Standard (CTCS), we believe that competition from multi-national companies will decrease gradually. Currently, Hollysys is one of three entities that supply signaling products to China’s 200-250km/h segment of the high-speed rail market. The other two are China Academy of Railway Science and Zhuzhou CSR. Hollysys is one of two signaling product providers to China’s 300-350km/h segment of the high-speed rail market. The other provider is CRSC. In the subway business and the SCADA market, we mainly compete with Nanjing Automation Research Institute (NARI). In the nuclear automation segment, we mainly compete with multi-national corporations such as Siemens, Areva, and Invensys. The major competitors in the international rail and subway signaling markets are Bombardier and Alstom.

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

Several subsidiaries of the Company, including Beijing Hollysys, Hangzhou Hollysys, Hollysys Intelligent, and Hollysys Electronics, have passed several or all of the GB/T 19001/ISO 9001 international quality management system certification, GB/T 24001/ISO 14001environmental management system certification, and GB/T 28001 occupational health and safety management system certification.

The GB/T 19001/ISO 9001 international quality management system certificate is valid for production, and technical service of industrial automatic control system equipment. The other two certificates are valid for production, technical service and related management activities of industrial automatic control system equipment.

Seasonality

Like many other companies operating in China and Southeast Asia, our businesses experience lower levels of revenues in the quarter ending on March 31 due to the Chinese New Year holiday.

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

•	Foreign Currency Regulations. We are subject to the PRC’s foreign currency regulations. The PRC government has control over RMB reserves through, among other things, direct regulation of the conversion of RMB into other foreign currencies. Although foreign currencies which are required for “current account” transactions can be bought freely at authorized Chinese banks, the proper procedural requirements prescribed by Chinese law must be met. See Item 10 “Additional Information – D. Exchange Controls” for detailed discussion of PRC foreign exchange control rules.

•	Taxation. The EIT Law, as further clarified by the Implementation Rules of the EIT Law and the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the EIT Law, applies a unified enterprise income tax, or EIT, rate at 25% to both FIEs and domestic invested enterprises. The EIT rate applicable to the enterprises established before March 16, 2007 those were eligible for preferential tax rate according to the effective tax laws and regulations will gradually transition to the uniform 25% EIT rate by January 1, 2013. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “High and New Technology Enterprises strongly supported by the state,” (“HNTE”) subject to certain general factors described therein. “Administrative Measures for Assessment of High-New Tech Enterprises,” or Measures, and “Catalogue of High/New Tech Domains Strongly Supported by the State,” or Catalogue (2008), jointly issued by the Ministry of Science and Technology and the Ministry of Finance and State Administration of Taxation set forth general guidelines regarding criteria as well as application procedures for qualification as a HNTE under the New EIT Law. Both Beijing Hollysys and Hangzhou Hollysys have met the qualifications for the HNTE designation, effective from January 1, 2011 to December 31, 2016, and are accordingly subject to a reduced national enterprise income tax of 15% for the effective period. According to the Notification on Preferential Enterprise Income Tax of Software and Integrated Circuit Industry, Caishui [2016] No. 49, which was issued in May 2016 by the China State Administration of Taxation (“SAT”) and the Ministry of Finance (“MOF”), Beijing Hollysys and Hangzhou Hollysys satisfied the definitions of Key Software Enterprise, and applied a preferential tax rate of 10% effective for the year from January 1, 2015 to December 31, 2015, instead of the 15% used by the Company in calendar year 2015.

In addition to the changes to the current tax structure, under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a resident enterprise and will normally be subject to an EIT of 25% on its global income. The implementing rules define the term “de facto management bodies” as “an establishment that exercises, in substance, overall management and control over the production, business, personnel, accounting, etc., of a Chinese enterprise.” If the PRC tax authorities subsequently determine that we should be classified as a resident enterprise, then our public holding company’s global income will be subject to PRC income tax of 25%. For detailed discussion of PRC tax issues related to resident enterprise status, see Item 3 “Key information—D. Risk Factors—Risks Relating to Doing Business in China—Under the New Enterprise Income Tax Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

Marketing, Sales and Customer Support

Our marketing and sales activities are focused on the development of and addressing the growing demand for automation and control products, systems and services in the Chinese domestic market and the Southeast Asian, Indian and Middle Eastern markets. We insist on building cooperative relationships with our customers, educating them about technological developments and reflecting their needs in our products and services.

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

Our sales force is organized into three principal groups, (i) regional sales, to provide business consulting, promote pre-sale activity and serve as customer contacts, (ii) customer relationship management, to manage relations with contracted customers and improve customer satisfaction by coordinating responses to the client’s information requests, sale of supplemental parts or components and make customer visits, and (iii) market planning, to facilitate strategic cooperation with certain specialized manufacturers, to expand the specific fields for our products.

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

As of June 30, 2016, we employed over 600 direct sales personnel through our subsidiaries in China, Southeast Asia, and the Middle East.

C.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report.  We are a holding company with no operations of our own. We conduct our operations in China mainly through our Chinese operating companies, and in Southeast Asia and the Middle East mainly through Concord and Bond.

41

* On November 24, 2015, the Company established Concord Electrical Contracting, Ltd. (“CECL”) to explore the market in Qatar. CCPL has a 49% direct ownership of CECL and the remaining 51% equity interest is held by a nominee shareholder. Through a series of contractual arrangements, CCPL is entitled to appoint majority of directors of CECL who have the power to direct the activities that significantly impact CECL’s economic performance. Further, CCPL is entitled to 95% of the variable returns from CECL’s operations. As a result, despite of its minority direct ownership of CECL arrangements, CCPL is considered the primary beneficiary of CECL. The consolidated amounts and financial performance related to CECL included in the Company’s consolidated balance sheet, statement of comprehensive income and statement of cash flows were immaterial for the year ended June 30, 2016.

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

We derive our revenue mainly from three operating segments including industrial automation, railway transportation and mechanical and electrical solutions. Around 90% of our total consolidated revenues derived from integrated contracts we have won through the bid process. In addition, we generate revenue from sales of spare parts and component products to customers for maintenance and replacement purposes after the completion of the integrated solution contract, and from providing maintenance and training service, after the warranty period to customers for efficiency improvement or environment protection purpose; which tends to provide a recurring revenue stream. Spare part and component sales and services rendered are not part of the integrated solutions contracts.

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

	Years Ended June 30,
	2014	2015	2016
Number of new contracts won during the year	3,362	2,256	2,031
Total amount of new contracts (million)	$635.1	$587.7	$527.9
Average price per contract	$188,899	$260,505	$259,916

	Years Ended June 30,
Backlog Situation:	2014	2015	2016
Contracts newly entered and unfinished (million)	$257.5	$280.4	$284.2
Contracts entered in the prior year and unfinished (million)	$297.6	$288.1	$243.0
Total amount of backlog (million)	$555.1	$568.5	$527.2

Key Factors Affecting Our Growth, Operating Results and Financial Condition

Our future growth, operating results and financial condition will be affected by a number of factors including:

•	The ability in developing and acquiring new products and systems in order to improve competitiveness, which can increase both sales revenue and margins. The success of our business depends in great measure on our ability to keep pace with or even lead changes that occur in our industry.

•	The success in expanding our business in targeted emerging markets and overseas markets, which may require us to overcome domestic competition and trade barriers.

•	Our ability to retain our existing customers and to obtain additional business opportunities. Since we do not have long-term purchase commitments from customers, our customers can shift to other competitors for future projects. It is important to maintain our customer base in order to sustain and expand our business.

•	The success of our business also depends on securing a steady stream of new customers. In order for our business to continue to succeed and grow, it is vital to secure contracts with new customers on a regular basis.

•	The ability to secure adequate engineering resources and relatively low cost engineering staff can increase our profitability and potential business prospects. One of the competitive advantages that we enjoy is the access to lower cost engineering staff as compared to those of our Western and Japan-based competitors. The plentiful supply of affordable engineering talent in China is a key element of our overall business strategy.

•	Further improvement in product design and maintaining high standard of quality control, which can reduce or avoid product defects. Any product defects will result in additional costs and cause damage to our business reputation.

•	The ability to secure and protect our intellectual property rights is critical, as our business is based on a number of proprietary products and systems, and we strive to strengthen and differentiate our product portfolio by developing new and innovative products and product improvements.

•	The success in penetrating into the railway, conventional and nuclear power market sectors can develop revenue streams and improve margins. In addition to the traditional industrial automation business, our plan for future growth includes an increasing emphasis on rail control systems, power generation control systems and mechanical and electrical solutions both in China and internationally.

•	The ability to obtain greater financial resources to match or even exceed our major competitors, in order to compete effectively with them, and to weather any extended weaknesses in the automation and control market.

•	The continued growth in the Chinese and Southeast Asia industry in general. This continued growth will create more business opportunities for us, because industrial companies in Asia are our principal source of revenues.

•	The ability to maintain key personnel and senior management, who will have significant impact and contribution to our future business. The ability to attract and retain additional qualified management, technical, sales and marketing personnel will be vital.

•	The continuation of the preferential tax treatment and subsidies currently available to our PRC subsidiaries will be critical to our future operating results. If governmental subsidies were reduced or eliminated, our after-tax income would be adversely affected.

•	The exchange rate fluctuation of RMB and SGD against US dollars will result in future translation gain or loss as most of our assets are denominated in RMB and SGD. In addition, some of our raw materials, components and major equipment are imported from overseas. In the event that the RMB and SGD appreciate against other foreign currencies, our costs will decrease and our profitability will increase. However, the impact will be the other way around if RMB and SGD depreciate against other foreign currencies.

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

Revenue recognition

Integrated solutions contracts

Revenues generated from designing, building, and delivering customized integrated industrial automation systems are recognized over the contractual terms based on the percentage of completion method. The contracts for designing, building, and delivering customized integrated industrial automation systems are legally enforceable and binding agreements between the Company and customers. The duration of contracts depends on the contract size and ranges from 6 months to 5 years excluding the warranty period. The majority of the contract duration is longer than one year.

Revenue generated from mechanical and electrical solution contracts for the construction or renovation of buildings, rail or infrastructure facilities are also recognized over the contractual terms based on the percentage of completion method. The contracts for mechanical and electrical solution services are legally enforceable and binding agreements between the Company and customers. The duration of contracts depends on the contract size and the complexity of the construction work and ranges from 6 months to 3 years excluding the warranty period. The majority of the contract duration is longer than one year.

In accordance with ASC 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts (“ASC 605-35”), recognition is based on an estimate of the income earned to date, less income recognized in earlier periods. Extent of progress toward completion is measured using the cost-to-cost method where the progress (the percentage complete) is determined by dividing costs incurred to date by the total amount of costs expected to be incurred for the integrated solutions contract. Revisions in the estimated total costs of integrated solutions contracts are made in the period in which the circumstances requiring the revision become known. Provisions, if any, are made in the period when anticipated losses become evident on uncompleted contracts.

The Company reviews and updates the estimated total costs of integrated solutions contracts at least semi-annually. The Company accounts for revisions to contract revenue and estimated total costs of integrated solution contracts, including the impact due to approved change orders, in the period in which the facts that cause the revision become known as changes in estimates. Unapproved change orders are considered claims. Claims are recognized only when it has been awarded by customers. Excluding the impact of change orders, if the estimated total costs of integrated solution contracts, which were revised during the years ended June 30, 2014, 2015 and 2016, had been used as a basis of recognition of integrated contract revenue since the contract commencement, net income for the years ended June 30, 2014, 2015 and 2016 would have been decreased by $4,436, $26,232, and $30,270, respectively; basic net income per share for years ended June 30, 2014, 2015 and 2016 would have been decreased by $0.08, $0.45, and $0.51, respectively; and diluted net income per share for the years ended June 30, 2014, 2015 and 2016, would have decreased by $0.08, $0.44, and $0.50, respectively. Revisions to the estimated total costs for the years ended June 30, 2014, 2015 and 2016 were made in the ordinary course of business.

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

Inventories

Inventories are composed of raw materials, work in progress, purchased and manufactured finished goods and low value consumables. Inventories are stated at the lower of cost or market. The Company elected to change the inventory costing method from the “first-in first-out method” to the weighted average cost method. The Company believes the weighted average cost method is preferable because it more closely aligns with the physical flow of inventory and the information system calculates inventory at weighted average cost. The impact of the change in accounting principle was immaterial to all periods presented and thus, not applied retrospectively.

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

Accounts receivable and costs and estimated earnings in excess of billings

Performance of the integrated contracts will often extend over long periods and the Company’s right to receive payments depends on its performance in accordance with the contractual agreements. There are different billing practices in the PRC and overseas operating subsidiaries including Concord and Bond. For the Company’s PRC subsidiaries, billings are issued based on milestones specified in contracts negotiated with customers. In general, there are four milestones: 1) project commencement, 2) system manufacturing and delivery, 3) installation, trial-run and customer acceptance, and 4) expiration of the warranty period. The amounts to be billed at each milestone are specified in the contract. All contracts have the first milestone, but not all contracts require prepayments. The length of each interval between two continuous billings under an integrated contract varies depending on the duration of the contract (under certain contracts, the interval lasts more than a year) and the last billing to be issued for an integrated solution contract is scheduled at the end of a warranty period. For Concord and Bond, billing claims rendered are subject to the further approval and certification of the customers or their designated consultants. Payments are made to Concord or Bond based on the certified billings according to the payment terms mutually agreed between the customers and Concord or Bond. Certain amounts are retained by the customer and payable to Concord and Bond upon satisfaction of final quality inspection or at the end of the warranty period. The retained amounts which were recorded as accounts receivable were $9,653, $10,380 and $10,848 for the three years ended June 30, 2014, 2015 and 2016, respectively. Prepayments received are recorded as deferred revenue. The deferred revenue will be recognized as revenue under the percentage of completion method along with the progress of a contract. If no prepayment is received by the Company, revenue will be recognized through costs and estimated earnings in excess of billings.

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

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. The Company’s goodwill outstanding at June 30, 2016 was related to the acquisition of Concord and Bond. In accordance with ASC 350, Intangibles, Goodwill and Other (“ASC 350”), goodwill is not amortized, but rather is tested for impairment at least annually or more frequently if there are indicators of impairment present.

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

All of the Company’s goodwill is allocated to the mechanical and electrical  solutions segment for which $25,111 and $36,589 is allocated to the Concord and Bond reporting units, respectively.

For the year ended June 30, 2015, the Company recorded an impairment charge of $1,855 for Concord. For the year ended June 30, 2016, the Company engaged an independent third-party appraiser to assist with determining the fair value of the Concord reporting unit by using an income approach, particularly, the discounted cash flow approach. In performing the step one impairment test, the Company estimated the fair value of Concord to be $44,323, which represented headroom of $4,608 or 11.6% compared to the carrying amount of $39,715. As the fair value of Concord exceeded it carrying amount, the Company concluded there was no impairment of Concord’s goodwill as of June 30, 2016.

Estimating the fair value of Concord requires the Company to make assumptions and estimates regarding its future plans, market share, industry and economic conditions of the various geographical areas in which it operates which includes Singapore, Malaysia and the Middle East. In applying the discounted cash flow approach, key assumptions include the amount and timing of future expected cash flows, terminal value growth rates and appropriate discount rates. The Company estimates future expected cash flows for each geographical area in which it operates and calculates the net present value of those estimated cash flows using risk adjusted discount rates ranging from 13.5% to 16.4% and a terminal value growth rate was 2%. If the discount rates adopted increased or decreased by 1.0%, the fair value of Concord would decrease or increase by $3,018 and $3,527, respectively. If the terminal value growth rates adopted increased or decreased by 1.0%, the fair value of Concord would increase or decrease by $1,871 and $1,611, respectively.

There are uncertainties surrounding the amount and timing of future expected cash flows as they may be impacted by negative events such as a slowdown in the mechanical and electrical engineering sector, deteriorating economic conditions in the geographical areas Concord operates in, political, economic and social uncertainties in the Middle East, increasing competitive pressures and fewer than expected mechanical and electrical solution contracts awarded to Concord. These events can negatively impact demand for Concord’s services and result in actual future cash flows being less than forecasted or delays in the timing of when those cash flows are expected to be realized. Further, the timing of when actual future cash flows are received could differ from the Company’s estimates, which are based on historical trends and does not factor in unexpected delays in project commencement or execution.

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

For share-based awards that are subject to performance-based vesting conditions in addition to time-based vesting, the Company recognizes the estimated fair value of performance-based awards, net of estimated forfeitures, as share-based compensation expense over the vesting period based upon the Company’s determination of whether it is probable that the performance-based criteria will be achieved. At each reporting period, the Company reassesses the probability of achieving the performance-based criteria. Determining whether the performance-based criteria will be achieved involves judgment, and the estimate of share-based compensation expense may be revised periodically based on changes in the probability of achieving the performance-based criteria. Revisions are reflected in the period in which the estimate is changed. If the performance-based criteria are not met, no share-based compensation expense is recognized, and, to the extent share-based compensation expense was previously recognized, such share-based compensation expense is reversed.

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

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”). ASU No. 2015-02 focuses on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. ASU No. 2015-02 simplifies consolidation accounting by reducing the number of consolidation models from four to two. In addition, the new standard simplifies the FASB Accounting Standards Codification and improves current guidance by: (i) placing more emphasis on risk of loss when determining a controlling financial interest; (ii) reducing the frequency of the application of related-party guidance when determining a controlling financial interest in variable interest entities (“VIEs”); (iii) changing consolidation conclusion for public and private companies in several industries that typically make use of limited partnerships or VIEs. ASU No. 2015-02 is effective for periods beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. The Company will adopt ASU No. 2015-02 on July 1, 2016, and does not expect the adoption of this update to have a material effect on the consolidated financial statements.

In April 2015, FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). The amendments in this update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this update. An entity should apply the new guidance on a retrospective basis, wherein the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance. Upon transition, an entity is required to comply with the applicable disclosures for a change in an accounting principle. These disclosures include the nature of and reason for the change in accounting principle, the transition method, a description of the prior-period information that has been retrospectively adjusted, and the effect of the change on the financial statement line items (that is, debt issuance cost asset and the debt liability). For public business entities, the amendments in ASU No. 2015-03 are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption of the amendments in ASU 2015-03 is permitted for financial statements that have not been previously issued. The Company has early adopted ASU 2015-03 on a retrospective basis. There were no prior-period adjustments made to the consolidated financial statements for the years ended June 30, 2014, 2015 and 2016, as there were no debt issuance costs incurred. In addition, the impact on current fiscal year’s consolidated financial statements was immaterial.

In July 2015, FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory (“ASU 2015-11”). The amendments in ASU 2015-11 do not apply to inventory that is measured using last-in, first-out (LIFO) or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out (FIFO) or average cost. An entity should measure inventory within the scope of ASU 2015-11 at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. For public business entities, the amendments in ASU 2015-11 are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company will adopt ASU 2015-11 on July 1, 2016, and does not expect the adoption of this update to have a material effect on the consolidated financial statements.

In August 2015, the FASB issued Accounting Standards Update 2015-14, which defers the effective date of ASU 2014-09 Revenue from Contracts with Customers (Topic 606) (" ASU 2014-09") one year, and would allow entities the option to early adopt the new revenue standard as of the original effective date. Issued in May 2014, ASU 2014-09 provided guidance on revenue recognition on contracts with customers to transfer goods or services or on contracts for the transfer of nonfinancial assets. ASU 2014-09 requires that revenue recognition on contracts with customers depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. For public companies, ASU 2014-09 would have been effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The standard provided for either the retrospective or cumulative effect transition method. The Company is currently assessing the impact of the adoption of ASU 2014-09 will have on its consolidated financial statements, if any.

In September 2015, the FASB issued ASU No. 2015-16 (“ASU 2015-16”), Business Combinations (Topic 805) Simplifying the Accounting for Measurement – Period Adjustments. ASU 2015-16 requires the acquirer to recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amount is determined. The acquirer is required to also record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. In addition, an entity is required to present separately on the face of the income statement or disclose in the notes to the financial statements the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For public business entities, ASU 2015-16 is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. The Company will adopt ASU 2015-16 on July 1, 2016, and does not expect the adoption of this update to have a material effect on the consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17 (“ASU 2015-17”), Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. The Company will adopt ASU 2015-17 on July 1, 2017, and does not expect this adoption of this update to have a material effect on the consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

On March 30, 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation: Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”), which relates to the accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows. This standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The new standard will be effective for the Company for the fiscal year beginning July 1, 2017. Early adoption is permitted. The Company is in the process of evaluating the impact of this accounting standard on its consolidated financial statements, but does not expect the impact of adoption to be material.

In August 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.” This new standard will make eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. The new standard is effective for fiscal years beginning after December 15, 2017, which means that it will be effective for us in the first quarter of our fiscal year beginning August 1, 2018. The new standard will require adoption on a retrospective basis unless it is impracticable to apply, in which case we would be required to apply the amendments prospectively as of the earliest date practicable. The Company is currently evaluating the impact of our pending adoption of ASU 2016-15 on our consolidated financial statements.

A.	Operating Results

The following are some financial highlights for the fiscal year ended June 30, 2016:

•	Total assets increased by approximately $20.5 million, from approximately $983.7 million as of June 30, 2015, to approximately $1,004.2 million as of June 30, 2016. The increase was mainly due to an increase of approximately $21.3 million in cash and cash equivalents.

•	Cash and cash equivalents increased by $21.3 million, from approximately $207.8 million as of June 30, 2015, to approximately $229.1 million as of June 30, 2016. The increase was mainly due to $46.7 million cash generated from operating activities.

•	Accounts receivable at June 30, 2016 were approximately $237.2 million, a decrease of approximately $15.3 million, or 6.1%, compared to approximately $252.5 million at June 30, 2015. The decrease was mainly due to the fact that the Company more successfully collected its receivables.

•	Cost and estimated earnings in excess of billings as of June 30, 2016, were approximately $189.9 million compared to approximately $165.3 million as of June 30, 2015, representing an increase of approximately $24.6 million, or 14.9%. The cost and estimated earnings in excess of billings were accounted for based on the difference between percentages of completion and progress billings. Different contracts have different billing arrangements, and consequently result in different cost and estimated earnings in excess of billings. The higher or lower balance of cost and estimated earnings in excess of billings as of the balance sheet date was due to the different contracts mix with different billing arrangements.

•	Inventory increased by approximately $1.7 million, from approximately $34.7 million as of June 30, 2015, to approximately $36.4 million as of June 30, 2016.

•	Property, plant and equipment and prepaid land leases decreased by approximately $1.2 million, from approximately $91.9 million as of June 30, 2015, to approximately $90.7 million as of June 30, 2016.

•	Investments in equity investees increased by approximately $6.2 million, from $12.5 million as of June 30, 2015, to approximately $18.7 million as of June 30, 2016. The increase was mainly due to gains realized from equity investees.

•	Total liabilities decreased by approximately $76.8 million or 19.3%, from approximately $398.3 million at June 30, 2015, to approximately $321.5 million as of June 30, 2016. The decrease in liabilities was mainly due to a decrease of approximately $56.6 million in deferred revenue, a decrease of approximately $15.1 million in acquisition-related contingent payment, and a decrease of approximately $13.2 million in short-term bank loans; all of which were partially offset by the increase of accrued liabilities of approximately $13.1 million.

•	Short-term bank loans decreased by approximately $13.2 million, from approximately $16.3 million at June 30, 2015, to $3.1 million at June 30, 2016. The decrease was mainly due to reduced need of short-term financing as a result of increased cash inflow generated from operating activities during fiscal 2016.

•	Accounts payable increased by approximately $1.5 million, or 1.4% from approximately $105.3 million at June 30, 2015, to $106.8 million at June 30, 2016.

•	Deferred revenue decreased by approximately $56.6 million, or 40.8%, from approximately $138.6 million at June 30, 2015, to approximately $82.0 million at June 30, 2016. The decrease was mainly due to part of deferred revenue converted into revenues during fiscal year 2016.

•	Deferred tax assets were $8.9 million as of June 30, 2016. Based on the Company’s historical operating results and order backlog, the Company believes that it is more than likely that the deferred tax assets net of valuation allowance would be realized.

Comparison of Fiscal Years Ended June 30, 2016 and 2015

Revenues: For the fiscal year ended June 30, 2016, total revenues amounted to approximately $544.3 million, an increase of approximately $12.9 million, compared to approximately $531.4 million for the prior fiscal year, representing an increase of 2.4%.

Integrated contract revenue accounted for approximately $477.8 million of total revenues, a decrease of approximately $3.2 million or 0.7%, compared to approximately $481.0 million for the prior fiscal year. The decrease in integrated revenues was mainly composed of a decrease of approximately $40.0 million or 21.3% in industrial automation projects and a decrease of approximately $14.2 million or 13.0% in mechanical and electrical solutions business. The revenue decrease was partially offset by an increase of $51.0 million or 27.7% in rail transportation.

Approximately $54.5 million of total revenues was generated from product sales, an increase of approximately $14.7 million, or 36.9% compared to approximately $39.8 million in product sales revenue for the prior year. Product sales revenue depends on overall demand for the Company’s spare parts for customers’ maintenance and replacement purposes.

Approximately $12.0 million of total revenue was generated from service rendered, an increase of $1.4 million or 13.2% compared to $10.6 million of last year.

The Company’s total revenue by segments was as follows:

(In USD millions)
	Fiscal year ended June 30,
	2015		2016
	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	213.3	40.1%	182.9	33.6%
Rail Transportation	193.3	36.4%	240.3	44.2%
Mechanical and Electrical Solution	110.0	20.7%	95.3	17.5%
Miscellaneous	14.8	2.8%	25.8	4.7%
Total	531.4	100.0%	544.3	100.0%

Integrated Contract Revenue Backlog: An important measure of the stability and growth of the Company’s business is the size of its integrated contract backlog, which represents the total amount of unrecognized integrated contract revenue associated with existing contracts. Our integrated contract backlog as of June 30, 2016 amounted to approximately $527.2 million, representing a decrease of approximately $41.2 million, or 7.3%, compared to approximately $568.5 million as of June 30, 2015.

Of the total integrated contract backlog as of June 30, 2016, the unrecognized revenue associated with new contracts signed in the fiscal year 2016 was approximately $284.2 million and the amount brought forward from prior periods was approximately $243.0 million, comparing to the total backlog as of June 30, 2015 of approximately $280.5 million from new contracts signed in fiscal year 2015, and approximately $288.1 million from contracts carried forward from prior year.

Cost of revenues: Mirroring the categories of revenues the cost of revenues can also be divided into three components including cost of integrated contracts, cost of products sold and cost of service rendered. For the fiscal year ended June 30, 2016, the total cost of revenues amounted to approximately $338.6 million, an increase of approximately $21.6 million, or 6.8%, compared to approximately $317.0 million for the prior fiscal year. The increase was due to an approximate $10.2 million increase in the cost of integrated contracts, and an increase of approximately $11.5 million or 91.5% in the cost of products.

The cost of integrated contract revenue consists primarily of three components: cost of equipment and materials, labor costs and other manufacturing expenses including but not limited to detecting expense, technology service fee, all of which incurred during the designing, building and delivering customized automation solutions process to customers. For the fiscal year ended June 30, 2016, the total cost of integrated contracts was approximately $310.5 million, compared to approximately $300.3 million for the prior fiscal year, representing an increase of approximately $10.2 million, or 3.4%.  The increase was primarily due to an increase of approximately $8.2 million in cost of equipment and materials, an increase of approximately $1.0 million in other manufacturing expenses, and an increase of approximately $1.0 million in labor cost. Of the total cost of integrated contract revenue for the fiscal year 2016, cost of equipment and materials accounted for approximately $202.8 million, compared to approximately $194.6 million for the prior fiscal year; labor cost accounted for approximately $71.6 million, compared to approximately $70.6 million for the prior fiscal year; and other manufacturing expenses accounted for approximately $36.2 million, compared to approximately $35.1 million for the prior fiscal year. Of the total integrated contract revenue for the fiscal year 2016, cost of equipment and materials accounted for 37.2%, compared to 36.6% for the prior fiscal year; labor cost accounted for 13.2%, compared to 13.3% for the prior fiscal year; and other manufacturing expenses accounted for 6.6%, compared to 6.6% for the prior fiscal year. The cost components of integrated contracts were determined and varied according to requirements of different customers.

Sales of products represent sales of spare parts (either company manufactured or purchased from outside vendors) to customers for maintenance and replacement purposes. Given the fact that the products purchased from outside vendors have different functions and capabilities from our self-made products, we decide whether to purchase or manufacture the necessary products based on the needs and preferences of different customers while considering the efficiency factor. Therefore, as a percentage of the cost of products sold, the self-made products and purchased products have varied significantly from time to time. The cost of products sold for the fiscal year ended June 30, 2016 was approximately $24.0 million, an increase of approximately $11.5 million, compared to approximately $12.5 million for the prior fiscal year.

The majority of the cost of the service revenue is labor cost. Our employees spend time and incur expenses while they are with the customers. From time to time, materials costs related to the service are incurred, especially for providing extended warranty services. The cost of service revenue for fiscal year ended June 30, 2016 was approximately $4.0 million, stayed at about the same level, compared to approximately $4.1 million for the prior fiscal year.

Gross margin: For the fiscal year ended June 30, 2016, as a percentage of total revenues, the overall gross margin was 37.8%, compared to 40.3% for the prior fiscal year. The gross margin for integrated contracts was 35.0% for the year ended June 30, 2016, compared to 37.6% for the prior year. The decrease in gross margin for integrated contracts was mainly due to our different sales mix during the fiscal year 2016. The gross margin for products sold was 56.0% for the fiscal year ended June 30, 2016, compared to 68.4% for the prior fiscal year. The gross margin for service provided was 66.4% for the fiscal year ended June 30, 2016, compared to 61.4% for the prior fiscal year.

Selling expenses: Selling expenses mainly consist of compensation, traveling and administrative expenses related to marketing, sales and promotion activities incurred by the Company’s marketing departments. Selling expenses were approximately $25.6 million for the fiscal year ended June 30, 2016, a decrease of 2.7%, or approximately $0.7 million, compared to approximately $26.3 million for the prior fiscal year. As a percentage of total revenues, selling expenses accounted for 4.7% and 4.9% for the fiscal year ended June 30, 2016 and 2015, respectively. The Company has established guidelines specifically tailored for different industries and regions to monitor and evaluate sales performance, and to control selling expenses.

General and administrative expenses: General and administrative expenses mainly include compensation, traveling and other administrative expenses of non-sales-related departments, such as the finance department, information systems department and human resources department. General and administrative expenses amounted to approximately $45.8 million for the fiscal year ended June 30, 2016, representing a decrease of approximately $5.0 million, or 9.8%, compared to approximately $50.8 million for the prior fiscal year. The decrease was mainly due to a decrease of $6.5 million in bad debt provision. As a percentage of total revenues, general and administrative expenses were 8.4% and 9.6% for the fiscal years ended June 30, 2016 and 2015, respectively.

Research and development expenses: Research and development expenses represent mostly employee compensation, materials consumed and experiment expenses related to specific new product research and development, as well as any expenses incurred for basic research on advanced technologies. For the fiscal year ended June 30, 2016, research and development expenses were approximately $36.6 million, representing an approximately $0.8 million, or 2.2%, compared to approximately $35.8 million for the prior fiscal year. As a percentage of total revenues, research and development expenses were 6.7% and 6.7 % for the fiscal years ended June 30, 2016 and 2015, respectively.

VAT refunds and government subsidies: The state tax bureaus in China provide refunds out of the value added tax (“VAT”) they collect in order to encourage the research and development efforts made by certain qualified enterprises.  Some of our subsidiaries in China received such refunds. All VAT refunds, that have no further conditions to be met, are recognized in the statements of comprehensive income when cash or approval from the tax bureaus is received. For the fiscal year ended June 30, 2016, VAT refunds were approximately $20.0 million, compared to approximately $25.5 million for the prior fiscal year, decreasing by approximately $5.5 million, or 21.6%. As a percentage of total revenues, VAT refunds were 3.7% and 4.8% for the fiscal years ended June 30, 2016 and 2015, respectively.

The local governments in China also provide financial subsidies to encourage research and development efforts made by certain qualified enterprises. Some of our subsidiaries received such subsidies. For the government subsidies that have no further conditions to be met, the funds received are recognized in the statements of comprehensive income; for the subsidies that have certain operating conditions yet to be met, the fund received are recorded as liabilities and will be released to income when the conditions are met. Subsidy income from the government amounted to approximately $2.9 million and $4.9 million for the fiscal years ended June 30, 2016 and 2015, respectively, a decrease of approximately $2.0 million, or 40.8%.

Income from operations: Income from operations decreased by approximately $9.5 million, from approximately $130.1 million for the fiscal year ended June 30, 2015 to approximately $120.6 million for the fiscal year ended June 30, 2016. The decrease was mainly due to the decrease of $8.7 million in the gross profit.

Interest income: For the fiscal year ended June 30, 2016, interest income increased by approximately $2.2 million, or 59.5% from approximately $3.7 million for the prior year, to approximately $5.9 million for the current period. As a percentage of total revenue, interest income accounted for 1.1% and 0.7% for the fiscal years ended June 30, 2016 and 2015, respectively. The interest income was mainly earned from time deposits with maturities over three months.

Interest expenses: For the fiscal year ended June 30, 2016, interest expenses decreased by approximately $0.4 million, or 22.2% from approximately $1.8 million for the prior year, to approximately $1.4 million for the current period. As a percentage of total revenue, interest expenses accounted for 0.3% and 0.3% for the fiscal years ended June 30, 2016 and 2015, respectively. The interest expenses were incurred by the short-term and long-term loan/bond we had.

Other income (expenses), net: For the fiscal year ended June 30, 2016, the other income (expenses), net increased by approximately $1.5 million from approximately $2.6 million for the prior year, to approximately $4.1 million for the current period. The increase was mainly due to the fluctuation of fair value of the contingent consideration related to the acquisition of Bond. We recorded approximately $1.7 million gain for current year as compared to approximately $0.4 million gain from the prior fiscal year.

Income tax expenses: For the year ended June 30, 2016, the Company’s income tax expense was approximately $14.2 million for financial reporting purposes, a decrease of approximately $11.8 million, as compared to $26.0 million for the prior year. According to the Notification on Preferential Enterprise Income Tax of Software and Integrated Circuit Industry, Caishui [2016] No. 49, which was issued in May 2016 by the China SAT and the MOF, Beijing Hollysys and Hangzhou Hollysys satisfied the definitions of Key Software Enterprise, and applied for a preferential tax rate of 10% effective for the year from January 1, 2015 to December 31, 2015. As a result, the Company recorded a tax benefit of $7.0 million during the fourth quarter of fiscal 2016. In addition, a $3.1 million income tax expense was accrued and withheld for the expected profits distribution from PRC to overseas. The remaining retained earnings of the Company’s PRC entities are expected to be reinvested for its operations. Excluding the impact of the abovementioned tax benefit and withholding tax expenses, the effective tax rate for the current year is 13.2%.

Net income attributable to noncontrolling interests: The noncontrolling interests of the Company include noncontrolling shareholders’ interests in each subsidiary. For fiscal 2016, the noncontrolling interests are the ownership interests of 49% in Hollycon, 1% in Hollycon Italy, and 5% in CECL. The net income attributable to noncontrolling interests for the fiscal year ended June 30, 2016 was approximately $5.0 million, an increase of approximately $2.3 million, from approximately $2.7 million for the prior year.

Net income and earnings per share attributable to Hollysys: For the fiscal year ended June 30, 2016, net income attributable to Hollysys amounted to approximately $118.5 million, representing an increase of approximately $22.0 million, as compared to approximately $96.5 million for the prior year. The basic and diluted earnings per share were $2.00 and $1.97 for the year ended June 30, 2016, as compared to $1.65 and $1.61 for the prior year, representing an increase of $0.35 and $0.36, respectively. The increase was primarily due to the higher net income attributable to Hollysys compared to fiscal 2016.

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

The majority of the cost of the service revenue is labor cost. Our employees spend time and incur expenses while they are with the customers. From time to time, materials costs related to the service are incurred, especially for providing extended warranty services. The cost of service revenue for fiscal year ended June 30, 2015 was approximately $4.1 million, stayed at about the same level, compared to approximately $4.1 million for the prior fiscal year.

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

The local governments in China also provide financial subsidies to encourage research and development efforts made by certain qualified enterprises. Some of our subsidiaries received such subsidies. For the government subsidies that have no further conditions to be met, the funds received are recognized in the statements of comprehensive income; for the subsidies that have certain operating conditions yet to be met, the fund received are recorded as liabilities and will be released to income when the conditions are met. Subsidy income from the government amounted to approximately $4.9 million and $5.1 million for the fiscal years ended June 30, 2015 and 2014, respectively, a decrease of approximately $0.2 million, or 4.8%.

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

We estimate our liquidity needs for investing and financing activities for fiscal 2017 will be approximately $17.4 million, which will be primarily related to the repayment of bank borrowings and capital expenditures. Our future working capital requirements will depend on many factors, including, among others, the rate of our revenue growth, the timing and extent of expansion of our sales and marketing activities, the timing of introductions of new products and/or enhancements to existing products, and the timing and extent of expansion of our manufacturing capacity.

Our long-term liquidity needs will relate primarily to working capital to pay our suppliers, and third-party manufacturers, as well as any increases in manufacturing capacity or acquisitions of third party businesses that we may seek in the future. We expect to meet these requirements primarily through our current cash holdings, revolving bank borrowings, as well as our cash flow from operations. For fiscal year 2017, we expect $7.5million of capital expenditures, mainly related to information system enhancement and manufacturing facility upgrades. We currently do not have any plan to incur significant capital and investing expenditures for the foreseeable future beyond 2017.

Cash Flow and Working Capital

As of June 30, 2016, we had total assets of approximately $1,004.2 million, of which cash and cash equivalents amounted to $229.1 million, time deposits with original maturities over three months amounted to $42.4 million, accounts receivable amounted to $237.2 million and inventories amounted to $36.4 million. While working capital was approximately $530.0 million, equity amounted to $682.7 million and our current ratio was approximately 2.8.

See Item 8, Financial Information, A. Consolidated Statements and Other Financial Information, Dividend Policy, for information on the ability of certain of our subsidiaries in China to make dividends to their respective parent companies.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the fiscal years ended June 30, 2014, 2015 and 2016:

(In USD thousands)

Cash Flow Item	Fiscal Years Ended June 30
	2014	2015	2016
Net cash provided by operating activities	$83,278	$83,952	$46,737
Net cash used in investing activities	$(25,230)	$(39,895)	$(2,454)
Net cash (used in) provided by financing activities	$(8,327)	$1,261	$(6,780)
Effect of exchange rate changes on cash and cash equivalents	$209	$357	$(16,242)
Net increase in cash and cash equivalents	$49,930	$45,675	$21,261
Cash and cash equivalents, beginning of year	$112,229	$162,159	$207,834
Cash and cash equivalents, end of year	$162,159	$207,834	$229,095

Operating Activities

For the fiscal year ended June 30, 2016, net cash provided by operating activities was approximately $46.7 million, compared to approximately $84.0 million for prior fiscal year 2015.  The net cash inflow of operating activities in fiscal year 2016 was primarily consisted of net income of approximately $123.5 million, and changes in working capital attributable to a decrease in deferred revenue of approximately $47.6 million, a decrease of costs and estimated earnings in excess of billings approximately of $37.0 million, a decrease in accounts receivable of approximately $16.4 million, a decrease in income tax payable and other tax payable of approximately $5.0 million combined, and a decrease in inventories of approximately $4.6 million, all of which were partially offset by an increase in accounts payable of approximately $8.3million, and an increase in due from related parties of approximately $8.2 million.

For the fiscal year ended June 30, 2015, net cash provided by operating activities was approximately $84.0 million, compared to approximately $83.3 million for prior fiscal year 2014.  The net cash inflow of operating activities in fiscal year 2015 primarily consisted of net income of approximately $99.2 million, and changes in working capital attributable to a decrease in accounts payable of approximately $25.5 million, a decrease of due from related parties approximately of $15.2 million, a decrease in accounts receivable of approximately $7.6 million and a decrease in income tax payable and other tax payable of approximately $13.8 million combined, all of which were partially offset by an increase in cost and estimated earnings in excess of billings of approximately $10.5 million.

For the fiscal year ended June 30, 2014, net cash provided by operating activities was approximately $83.3 million, compared to approximately $30.7 million for prior fiscal year 2013. The net cash inflow of operating activities in fiscal year 2014 was primarily consist of net income of approximately $71.5 million, and changes in working capital attributable to an increase in deferred revenue of approximately $63.3 million, an increase in accounts payable of approximately $24.2 million and a combined increase in income tax payable and other tax payable of $12.3 million, all of which were partially offset by an increase in accounts receivable of approximately $88.6 million, and an increase in cost and estimated earnings in excess of billings of approximately $38.9 million.

Investing Activities

For the fiscal years ended June 30, 2016, net cash used in investing activities was approximately $2.5 million, compared to approximately $39.9 million for prior fiscal year 2015. The net cash used in investing activities in fiscal year 2016 mainly consisted of a cash outflow of approximately $7.9 million for capital expenditures, a cash outflow of approximately $107.1 million transferred from current accounts to time deposits in banks with original maturities between six months and one year, and a cash inflow of approximately $112.0 million from maturity of time deposits.

For the fiscal years ended June 30, 2015, net cash used in investing activities was approximately $39.9 million, compared to approximately $25.2 million for the prior fiscal year 2014. The net cash used in investing activities in fiscal year 2015 mainly consisted of a cash outflow of approximately $14.6 million paid for acquisition of Bond, net of cash acquired, a cash outflow of approximately $4.6 million for capital expenditures, a cash outflow of approximately $33.4 million transferred from current accounts to time deposits in banks with original maturities between six months and one year, and a cash inflow of approximately $11.6 million from maturity of time deposits.

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

Financing Activities

For fiscal year ended June 30, 2016, net cash used in financing activities was approximately $6.8 million, as compared to approximately $1.3 million cash provided for the prior year. The net cash used in financing activities in fiscal year 2016 mainly consisted of a repayment of short-term bank loans of approximately $17.0 million, a repayment of long-term bank loans of approximately $9.7 million, partially offset by proceeds from issuance of shares of a subsidiary of approximately $7.7 million, and proceeds from exercise of share options of approximately $5.4 million.

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

We use standard product development life cycle models, including the waterfall model, increment model, iterative model and prototype. As a technology leader we continually develop and patent new automation technologies.  We also continually review and evaluate technological changes affecting the automation and integrated system industries and invest substantially in application-based research and development. We currently employ over 700 staff in the research and development department or engaged in research and development work.

Our core technologies achieved from our research and development efforts include:

•	Large scale software platform architecture design;
•	Proprietary network design and development technologies;
•	Safety computer platform design and manufacturing;

•	Efficient I/O (Input /Output) signal processing design technology; and
•	Embedded system design and manufacturing.

We are committed to incorporating the latest advances in electronics and information system technology into its products and, whenever possible, developing state-of-the-art proprietary products based on its extensive internal expertise and research efforts.  We currently spend approximately 6-9% of our annual revenues on research and development. Our recent major research and development focuses include:

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

We already have our proprietary high-speed rail signaling system including ATP (Automatic Train Protection), TCC (Train Control Center), LEU (Line-Side Electronic Unit), BTM (Balise Transmission Module), TSRS (Temporary Speed Restriction Server), HVC (Hollysys Vital Computer) and Interlocking system been certified according to international standards and have passed the Safety Integrity Level 4 (SIL4) certification. For the subway signaling system, the proprietary ATS (Automatic Train Supervision) and CBI (Computer Based Interlocking) have passed SIL2 and SIL4 certification respectively by the end of 2011. And in March 2013 we finished the development and certified ZC (Zone Controller), LEU (Line-side Electronic Unit) and Balise according to SIL4 (Safety Integrity Level 4) requirements in compliance of international standards, the certification of ATP (Automatic Train Protection) for subway signaling system was finished at the end of calendar year 2013. For both of the signaling systems, Hollysys is one of the earliest domestic companies in developing and certifying the signaling systems according to the international standards. Hollysys will be one of the few companies in the world which command the most leading and safety critical technologies of rail signaling system and we will compete with multinational companies such as Siemens, Alston and Bombardier in domestic and world arena. We believe our research and development efficiency, latest technology, strong customization and better value for money proposition will give us an unparalleled advantage in the high-speed rail and subway signaling markets.

For the fiscal years 2016, 2015, and 2014, aggregate annual research and development expenses were approximately $36.6 million, $35.8 million, and $36.5 million, respectively.

Intellectual Property Rights

We rely on a combination of copyright, patent, trademark and other intellectual property laws, nondisclosure agreements and other protective measures to protect our proprietary rights. We also utilize unpatented proprietary know-how and trade secrets and employ various methods to protect them. As of June 30, 2016, we held 150 software copyrights, 171 authorized patents, 215 patent applications and 8 registered trademarks. Our earliest software copyrights will expire in 2048. Our invention patents have terms of 20 years. The first expiration will be in 2020 and the second will be in 2025 and our utility patents and design patents have terms of 10 years. We are expecting four utility patents expire in 2017 and one design patent expires in fiscal years 2017.

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

Other than as disclosed in the foregoing disclosures and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year 2016 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We do not believe that we have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investment in our securities.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, including long-term loans and operating leases and capital and operational commitments as of June 30, 2016.

(In USD thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term & Long-term loans
-Principal	30,392	10,043	20,230	98	21
-Interest	1,277	462	804	9	2
Operating Lease Obligations(1)	2,107	1,429	579	99	-
Purchase Obligations(2)	156,090	136,039	13,434	5,634	983
Capital Obligations(3)	1,796	1,746	50	-	-
Standby letters of credit(4)	40,800	40,800	-	-	-
Performance Guarantees(5)	58,747	26,793	28,272	3,383	299
Total	291,209	217,312	63,369	9,223	1,305

(1)	Operating lease obligations

It represents the future minimum payments under non-cancelable operating leases.

(2)	Purchase obligations

As of June 30, 2016, the Company had approximately $156.1 million in purchase obligations for the coming fiscal year, for purchases of inventories. The inventories will be mainly used for fulfilling existing contracts or new contracts resulted from the expansion of our operations.

(3)	Capital obligations

As of June 30, 2016, the Company had approximately $1.8 million in capital obligations for the coming fiscal year, mainly for the Company’s information system construction.

(4)	Standby letters of credit

We have issued letters of credit to our suppliers to serve as assurance of payment. When a letter of credit is issued, a proportion of the total amount covered by the letter of credit may be required to be deposited in the bank, and is not available until the payment has been settled or the letter of credit has expired. As of June 30, 2016, we had approximately $40.8 million in standby letters of credit obligations, with $20.3 million of restricted cash deposited in banks for standby letter of credit.

(5)	Performance guarantees

We have provided performance guarantees to our customers to serve as assurance of performance for the contractual obligations. When a performance guarantee is issued, a proportion of the total guarantee amount may be required to be deposited in the bank, and is not available until the guarantee is expired. As of June 30, 2016, we had approximately $58.7 million performance guarantees obligation, with $7.3 million of restricted cash deposited in banks for performance guarantees.

Other than the contractual obligations and commercial commitments set forth above, we did not have any other long-term debt obligations, operating lease obligations, capital commitments, purchase obligations or other long-term liabilities as of June 30, 2016.

G.	Safe Harbor

See "Forward-Looking Information" on page 7.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management as of June 30, 2016.

Name	Age	Position

Jianfeng He	54	Chairman of Board of Directors
Baiqing Shao	48	Chief Executive Officer and Director
Herriet Qu	46	Chief Financial Officer
Colin Sung	50	Director
Jerry Zhang	44	Director
Jianyun Chai	54	Director

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

Mr. Baiqing Shao, one of the main founders of the Company, has served as our Executive Officer since November 30, 2013. He was the former Senior Vice President, Business Development of the Company from February 2012 to November 2013. Since 2010, Mr. Shao also served as Vice General Manager of Hollysys Groupand Chairman of Hollysys Intelligent. From 2002 to 2010, he served as the General Manager of Beijing Hollysys Information Technology Co., Ltd.(currently known as “Shenhua Hollysys Information Technology Co., Ltd.”), one of our indirectly equity investees. Mr. Shao has served the Company for more than eighteen years as one of the founding group of engineers. Mr. Shao holds a Master Degree of Computer Science from the 6th Research Institute of China Electronics Corporation and an MBA degree from Peking University.

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

Ms. Jerry Zhang, has served as a member of the Board of Directors of the Company since September 2007. Ms. Jerry Zhang is Executive Vice Chairman and Chief Executive Officer (“CEO”) of Standard Chartered Bank (China) Limited (“Standard Chartered China”). Prior to this role, she has held a variety of senior roles at Standard Chartered China. She was the bank’s Deputy CEO, China and CEO, North China and General Manager, Beijing Branch. Her key focuses were strategic planning, business development and corporate governance of the Bank’s operations in North China. As the General Manager of Beijing Branch, Ms. Zhang was also responsible for overall management of Beijing Branch. Ms. Zhang enjoys a strong track record in setting up good relationship with clients and creating value both for the bank and the clients. In her position as Head of Financial Institutions (“FI”), Ms. Zhang has led to achieve frog leap developments of the Bank’s FI business, which has become the biggest FI business amongst all foreign banks in China in almost all aspects. Ms. Zhang joined Standard Chartered China in 1994, and has accumulated rich implementation and management experiences in wholesale banking business. She has successfully established non-banking financial institutions business in China for the Bank. In 2009, Ms. Zhang has left the bank for a short duration during which she acted as Chief Representative of Fidelity International Asset Management Co. Beijing Representative Office. Mrs. Zhang received her M.B.A. from Lancaster University.

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

There is no arrangement or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person named above was selected as a director or member of senior management.

No family relationship exists between any of the persons named above.

B.	Compensation

Executive Compensation

The aggregate cash compensation paid to our executive officers as a group was $1,058,775 for the fiscal year ended June 30, 2016.

In the fiscal year ended June 30, 2012, we granted stock options for a total of 1,476,000 ordinary shares under the long-term incentive plan of the Company to key employees, including options to purchase 561,000 ordinary shares to the senior executives listed in the table below under the caption “2012 Options” in this section. All of the grants have specific performance milestones. Additionally, the awards have a provision that if in certain instances the milestones are exceeded by specified targets, then additional ordinary shares will vest for the related period. The exercise periods for the options are five years from the date of grant, February 20, 2012. As of June 30, 2016, 1,476,000 options granted to the above-mentioned executive officers were vested, and 754,500 ordinary shares were exercised and the remaining 721,500 vested options under “2012 Options” have not been exercised.

In the fiscal year ended June 30, 2015, the Company granted 1,740,000 stock options to key employees, including options to purchase 675,000 ordinary shares to the senior executives listed in the table below under the caption “2015 Options” in of this section. The current outstanding awards have vesting periods of up to five years depending on the person’s position and all of the grants have specific performance milestones. Additionally, the outstanding awards have a provision that if in certain instances the milestones are exceeded by specified targets, then additional ordinary shares will vest for the related period. The exercise periods for the options are five years from the date of grant, May 14, 2015. As of June 30, 2016, none of the options granted to the above-mentioned executive officers were vested or exercised.

Director Compensation

We pay each of our independent directors who are not Company employees a monthly fee as compensation for the services to be provided by him as an independent director. During fiscal 2016, we paid $4,000 a month to Colin Sung, $3,000 to Jerry Zhang, $2,000 to Jianyun Chai. We also reimburse our independent directors for out-of-pocket expenses incurred in attending meetings.

As an additional consideration, in 2008 we granted to each of the independent directors an option to purchase a certain amount of the Company’s ordinary shares, which vest in equal installments on a quarterly basis over a three-year period beginning on the grant date. Specifically, we granted a stock option to Colin Sung for the purchase of 45,000 ordinary shares, Jerry Zhang for the purchase of 36,000 ordinary shares and each of Dr. Jianyun Chai and Mr. Qingtai Chen for the purchase of 30,000 ordinary shares in 2008, all the options granted as director compensation have been exercised as of June 30, 2014.

In 2011, as the compensation for their continuous service on the Board, we granted to each of the independent directors restricted shares (“2011 Restricted Shares”), which vested in equal installments on a quarterly basis over a three-year period beginning on the grant date, which included 22,500 restricted shares granted to Colin Sung, and 15,000 restricted shares to each of Jerry Zhang, Jianyun Chai and Qingtai Chen. As of June 30, 2016, all the 2011 Restricted Shares were vested and 22,500 restricted shares granted to Colin Sung were issued.

In 2014, as the compensation for their continuous service on the Board, we granted to each of the independent directors restricted shares (“2014 Restricted Shares”), which will vest in equal installments on a quarterly basis over a three-year period beginning on the service inception date, which included 22,500 restricted shares granted to Colin Sung, and 15,000 restricted shares to each of Jerry Zhang and Jianyun Chai, respectively. As of June 30, 2016, 38,125 shares of the 2014 Restricted Shares were vested and none were issued.

For the fiscal year ended June 30, 2016, the aggregate amount of cash compensation paid to our directors as a group was $108,000.

2006 Stock Plan

On September 7, 2007, our stockholders approved the 2006 Stock Plan, or the 2006 Plan. The 2006 Plan was assumed by us as of the closing of the merger of Chardan with and into us. The 2006 Plan provided for 3,000,000 ordinary shares for issuance in accordance with the 2006 Plan’s terms. As of the date of this report, there are 708,000 shares available under the 2006 Plan, 2,292,000 shares have been allocated to outstanding awards that have not vested or been exercised. A copy of the 2006 Stock Plan was filed with the Registration Statement on Form S-8 (No. 333-170811) and is incorporated herein by reference.

2015 Equity Plan

On May 14, 2015, the Board of Directors approved 2015 Equity Incentive Plan (the “2015 Equity Plan”). The 2015 Equity Plan authorized the issuance of five million shares. It will terminate ten years following the date that it was adopted by the Board of Directors. The purposes of 2015 Equity Plan are similar as the 2006 Plan, which is used to promote the long-term growth and profitability of the Company and its affiliates by stimulating the efforts of employees, directors and consultants of the Company and its affiliates who are selected to be participants, aligning the long-term interests of participants with those of shareholders, heightening the desire of participants to continue in working toward and contributing to the success of the Company, attracting and retaining the best available personnel for positions of substantial responsibility, and generally providing additional incentive for them to promote the success of the Company’s business through the grant of awards of or pertaining to shares of the Company’s ordinary shares. The 2015 Equity Plan permits the grant of incentive share options, Non-statutory share options, restricted shares, restricted share units, share appreciation rights, performance units and performance shares as the Company may determine. A copy of 2015 Equity Plan was filed with the Registration Statement on Form S-8 (No. 333-208615) and is incorporated herein by reference.

2012 Options

The following table sets forth options granted on February 20, 2012 to the following senior management of the Company.

Name	Number of Ordinary Shares Issuable upon Exercise of Options	Number of Ordinary Shares Vested	Exercise Price	Date of Grant	Date of Expiration
Jianfeng He1	198,000	198,000	$8.89	2012-2-20	2017-2-19
Herriet Qu2	198,000	198,000	$8.89	2012-2-20	2017-2-19
Baiqing Shao[3]	165,000	165,000	$8.89	2012-2-20	2017-2-19

1198,000 options vest on the 24, 36 and 48 month anniversaries of the date of grant if the CAGR of the Non-GAAP diluted EPS form fiscal year 2011 to fiscal year 2014 exceeds stated thresholds on those dates. As of June 30, 2016, the securities reported as held by Mr. Jianfeng He include options to purchase 198,000 ordinary shares that are vested.

2198,000 options vest on the 24, 36 and 48 month anniversaries of the date of grant if the CAGR of the Non-GAAP diluted EPS form fiscal year 2011 to fiscal year 2014 exceeds stated thresholds on those dates. As of June 30, 2016, the securities reported as held by Ms. Herriet Qu include options to purchase 198,000 ordinary shares that are vested.

3165,000 options vest on the 24, 36 and 48 month anniversaries of the date of grant if the CAGR of the Non-GAAP diluted EPS form fiscal year 2011 to fiscal year 2014 exceeds stated thresholds on those dates. As of June 30, 2016, the securities reported as held by Mr. Baiqing Shao include options to purchase 165,000 ordinary shares that are vested.

These options were part of options to purchase an aggregate of 1,476,000 ordinary shares issued to certain individuals on February 20, 2012, all with similar vesting provisions.

On February 9, 2015, the Company announced a special cash dividend of US$ 0.40 per share to the holders of the Company’s ordinary shares. Shareholders of record as of the close of business on February 23, 2015 were eligible to receive the dividend. As a result, the options to be exercised by the above optionees after February 24, 2015 will be subject to an adjusted exercise price of US$8.89.

The above options vest annually over a period of four years from their grant date, subject to different performance conditions and are exercisable once vested for up to five years from the date of grant. As of June 30, 2016, all of the 1,476,000 options have vested among which 754,500 options have been exercised.

2015 Options

On May 14, 2015, the Company granted an aggregate of 1.74 million of options to certain officers and employees of the Company pursuant to the 2015 Equity Plan. The options vest annually over a period of four years from their grant date of May 14, 2015, subject to different performance conditions and are exercisable up to five years from the date of grant. As of June 30, 2016, none of the options have vested.

The following table sets forth options granted on May 14, 2015 to the following named directors and officers:

Name	Number of Ordinary Shares Issuable upon Exercise of Options	Number of Ordinary Shares Vested	Exercise Price	Date of Grant	Date of Expiration
Jianfeng He1	225,000	-	$22.25	2015-5-14	2020-5-13
Herriet Qu1	225,000	-	$22.25	2015-5-14	2020-5-13
Baiqing Shao[1]	225,000	-	$22.25	2015-5-14	2020-5-13

1The total Option Shares to be granted will be determined by the CAGR of Non-GAAP diluted earnings per share (“EPS”) from June 30, 2014 to June 30, 2017. An aggregate of up to 150,000 Options in total will vest to the optionee if the yearly growth rate of Non- GAAP diluted earnings per share (“EPS”) from June 30, 2014 to June 30, 2017 equals or exceed stated thresholds on those dates; an aggregate of up to 187,500 Options in total will vest to the optionee if the CAGR of Non-GAAP diluted EPS from June 30, 2014 to June 30, 2017 equals or exceeds an additional threshold; and an aggregate of up to 225,000 Options will vest to the optionee if the CAGR of Non-GAAP diluted EPS from June 30, 2014 to June 30, 2017 equals or exceeds foregoing threshold.

These options were part of an aggregate of 1,740,000 ordinary shares underlying options issued to optionees on May14, 2015, all with similar vesting provisions.

2011 Restricted shares:

The following table sets forth the 2011 Restricted Shares granted to the following independent directors:

Name	Number of Restricted Shares Granted	Date of Grant	Number of Restricted Shares Vested	Number of Restricted Shares Issued
Jerry Zhang	15,000	2011-1-1	15,000	-
Colin Sung	22,500	2011-2-1	22,500	22,500
Jianyun Chai	15,000	2011-6-2	15,000	-

The restricted shares set forth in the table above vest quarterly over a period of 3 years from their respective grant date. As of June 30, 2016, all the 2011 restricted shares were vested, and 22,500 of them have been issued to Colin Sung.

2014 Restricted shares:

The following table sets forth the 2014 Restricted Shares granted to the following independent directors:

Name	Number of Restricted Shares Granted	Date of Grant	Number of Restricted Shares Vested	Number of Restricted Shares Issued
Jerry Zhang	15,000	2014-6-23	12,500	-
Colin Sung	22,500	2014-6-23	18,750	-
Jianyun Chai	15,000	2014-6-23	11,250	-

The restricted shares set forth in the table above vest quarterly over a period of 3 years from their respective service inception date. As of June 30, 2016, 38,125 restricted shares were vested, and none of them have been issued.

Employment Agreements

We entered into a three-year employment agreement with Chairman, Dr. Jianfeng He on November 30, 2013. Dr. He is entitled to insurance benefits, five weeks’ vacation, a car and reimbursement of business expenses and, if necessary, relocation expenses. The agreement may be terminated by us for death, disability and cause. Dr. He may terminate the employment agreement for good reason, which includes our breach; the executive’s not being a member of the board of directors, and change of control. The agreements contain provisions for the protection of confidential information and a three-year-after employment non-competition period within China.

We entered into a three-year employment agreement with our Chief Executive Officer, Mr. Baiqing Shao on November 30, 2013. Mr. Shao is entitled to insurance benefits, four weeks’ vacation, and reimbursement of business expenses and, if necessary, relocation expenses. The agreement may be terminated by us for death, disability and cause. Mr. Shao may terminate the employment agreement for any good reason at any time. The agreements contain provisions for the protection of confidential information and a three-year-after employment non-competition period within China.

We entered into a three-year employment agreement with our Chief Financial Officer, Ms. Herriet Qu on February 1, 2015. Ms. Qu is entitled to insurance benefits, four weeks’ vacation, and reimbursement of business expenses and, if necessary, relocation expenses. The agreement may be terminated by us for death, disability and cause. Ms. Qu may terminate the employment agreement for any good reason at any time. The agreements contain provisions for the protection of confidential information and a three-year-after employment non-competition period within China.

C.	Board Practices

Terms of Directors and Executive Officers

Our board consisted of five directors for fiscal year 2016. Our directors are not subject to a term of office limitation, and hold office until the next annual meeting of members or until such director’s earlier resignation, removal from office, death or incapacity. Any vacancy on our board resulting from death, resignation, removal or other cause, and any newly created directorship resulting from any increase in the authorized number of directors between meetings of members, may be filled either by the affirmative vote of a majority of all the directors then in office (even if less than a quorum) or by a resolution of members. In addition, the service agreement between us and the directors do not provide benefits upon termination of their services In connection with the adoption of the 2010 Rights Plan, we amended our Memorandum and Articles of Association to provide that directors may only be removed by shareholders for cause.

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

Our board has determined that each of the committee members has an understanding of generally accepted accounting principles and financial statements, the ability to assess the general application of such principles in connection with our financial statements, including estimates, accruals and reserves, experience in analyzing or evaluating financial statements of similar breadth and complexity as our financial statements, an understanding of internal controls and procedures for financial reporting, and an understanding of audit committee functions.

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Ms. Jerry Zhang, Mr. Jianyun Chai and Mr. Colin Sung with Ms. Zhang acting as the Chair. Each member is “independent” as that term is defined under the NASDAQ listing rules.  The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

We had 3,641, 3,632 and 3,575 employees as of June 30, 2016, 2015, and 2014, respectively. As of June 30, 2016, there were 3,013 employees located in China and 628 employees outside China.  The following table sets forth our employees as of June 30, 2016 based on their functional areas within the Company:

Category	China	Overseas	Total
Sales & Marketing	590	17	607
Research and development	722	-	722
Engineering	917	518	1,435
Production	442	-	442
Management	342	93	435
Total	3,013	628	3,641

We believe that our relationship with our employees is good. The remuneration payable to employees includes basic salaries and bonuses. We have not experienced any significant problems or disruption to our operations due to labor disputes, nor have we experienced any difficulties in recruitment and retention of experienced staff. As required by applicable laws of China, Singapore, Malaysia, Hong Kong, Dubai, Saudi Arabia, India, Italy and Qatar, we have entered into employment contracts with all of our officers, managers and employees.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares (i) by each of our officers and directors, as of September 14, 2016; (ii) by each person who is known by us to beneficially own more than 5% of our ordinary shares as of June 30, 2016 except for Baiqing Shao whose information was updated through September 14, 2016. The table does not include any preferred shares or ordinary shares that may be issued under the Rights Plan of the Company. The address of each of the persons set forth below is in care of Hollysys Automation Technologies Ltd., No. 2 Disheng Middle Road, Beijing Economic-Technological Development Area, Beijing, P. R. China 100176.

Name & Address of Beneficial Owner	Office, if Any	Title of Class	Amount & Nature of Beneficial Ownership (1)		Percent of Class (2)
Officers and Directors
Jianfeng He	Chairman	Ordinary Shares	879,471	(3)	*
Baiqing Shao	Chief Executive Officer	Ordinary Shares	4,309,223	(4)	7.20%
Herriet Qu	Chief Financial Officer	Ordinary Shares	198,000	(5)	*
Colin Sung	Director	Ordinary Shares	31,250	(6)	*
Jerry Zhang	Director	Ordinary Shares	27,500	(7)	*
Jianyun Chai	Director	Ordinary Shares	26,250	(8)	*

5% Securities Holder
Baiqing Shao		Ordinary Shares	4,309,223	(4)	7.20%
Prudential PLC		Ordinary Shares	7,651,086		12.79%
Schroder Investment Management		Ordinary Shares	5,198,235		8.69%
Unionway Resources Limited		Ordinary Shares	4,113,948		6.88%

* Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as otherwise indicated, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)	As of September 15, 2016, a total of 59,803,599 ordinary shares are outstanding pursuant to SEC Rule 13d-3(d)(1). For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(3)	The securities reported as held by Mr. Jianfeng He include 681,471 shares of our ordinary shares held indirectly through Golden Result Enterprises Limited. The foregoing entity is a BVI entity that is wholly-owned and controlled by Mr. Jianfeng He therefore he may be deemed to be the beneficial owner of the ordinary shares held by it. The securities reported as held by Mr. Jianfeng He also include options to purchase 198,000 ordinary shares that are vested but do not include options to purchase 225,000 ordinary shares that will not be vested within 60 days.

(4)	The securities reported as held by Mr. Baiqing Shao include 4,144,223 shares of our ordinary shares held indirectly through Ace Lead Profits Limited. The foregoing entity is a BVI entity that is wholly-owned and controlled by Mr. Baiqing Shao therefore he may be deemed to be the beneficial owner of the ordinary shares held by it. The securities reported as held by Mr. Baiqing Shao also include options to purchase 165,000 ordinary shares that are vested but do not include options to purchase 225,000 ordinary shares that will not be vested within 60 days.

(5)	The securities reported as held by Ms. Herriet Qu include options to purchase 198,000 ordinary shares that are vested, and do not include options to purchase 225,000 ordinary shares that will not vest within 60 days.

(6)	The securities reported as held by Mr. Colin Sung include 12,500 ordinary shares that were issued upon vesting 18,750 restricted shares vested but not issued but do not include 3,750 restricted shares that are not yet vested.

(7)	The securities reported as held by Ms. Jerry Zhang include 27,500 restricted shares vested but not issued; and do not include 2,500 restricted shares that are not yet vested.

(8)	The securities reported as held by Mr. Jianyun Chai includes 26,250 restricted shares vested but not issued, and do not include 3,750 restricted shares that are not yet vested.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to Item 6.E “Directors, Senior Management and Employees — Share Ownership.”

B.	Related Party Transactions

The related party relationships and related party transactions are listed as follows:

Related party relationships

Name of related parties	Relationship with the Company

Shenhua Hollysys Information Technology Co., Ltd. (“Shenhua Information”)	20% owned by Beijing Hollysys
China Techenergy Co., Ltd. (“China Techenergy”)	40% owned by Beijing Hollysys
Beijing Hollysys Electric Motor Co., Ltd. (“Electric Motor”)	40% owned by Beijing Hollysys
Beijing Hollysys Machine Automation Co., Ltd. (“Hollysys Machine”)	30% owned by Hollysys Investment
Heilongjiang Ruixing Technology Co., Ltd. (“Heilongjiang Ruixing”)	6% owned by Beijing Hollysys

  Due from related parties (in USD thousands)

	June 30,
	2015	2016

China Techenergy	$34,472	$22,579
Shenhua Information	3,447	2,995
Hollysys Machine	1,158	1,367
Heilongjiang Ruixing	-	1,071

	$39,077	$28,012

The Company’s management believes that the collection of amounts due from related parties is reasonably assured and accordingly, no provision had been made for these balances.

Due to related parties (in USD thousands)

	June 30,
	2015	2016

China Techenergy	$837	$1,170
Shenhua Information	818	358
Electric Motor	49	112
Hollysys Machine	9	5

	$1,713	$1,645

Transactions with related parties (in USD thousands)

Purchases of goods and services from:

	Year ended June 30,
	2014	2015	2016

Hollysys Machine	$1,980	$914	$555
Electric Motor	14	50	354
Shenhua Information	323	368	-
China Techenergy	-	1	-

	$2,317	$1,333	$909

Sales of goods and integrated solutions to:

	Year ended June 30,
	2014	2015	2016

China Techenergy	$3,136	$21,936	$3,657
Shenhua Information	2,726	2,128	847
Hollysys Machine	921	512	235
Electric Motor	2	1	-

	$6,785	$24,577	$4,739

Operating lease income from:

	Year ended June 30,
	2014	2015	2016

Hollysys Machine	$65	$41	$40

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

Dividend Policy

Historically we have retained our earnings for use in the expansion and operation of our business except that on February 9, 2015, we declared a special cash dividend of US$0.40 per share to the holders of the Company’s ordinary shares. The record day was February 23, 2015 and payment day was March 16, 2015. Continental Stock Transfer & Trust acted as the paying agent. During the fiscal year of 2016, no cash dividend was declared and paid. On August 11, 2016, the Board of Directors approved a regular cash dividend policy pursuant to which future cash dividends are expected to be paid to holders of the Company’s ordinary shares on an annual basis out of funds legally available for such purpose. However, the declaration and payment of future dividends including the dividend for 2016 will be at the discretion of the Board, and will depend upon many factors, including the Company’s financial condition, earnings, capital requirements of its businesses, legal requirements, regulatory constraints, industry practice, and other factors that the Board deems relevant. As a BVI company, we may only declare and pay dividends if our directors are satisfied, on reasonable grounds, that immediately after the distribution (i) the value of our assets will exceed our liabilities and (ii) we will be able to pay our debts as they fall due.

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

For the Qatar subsidiary, it may pay dividends only out of its profits based on the articles of association and the Companies Act in Qatar. Pursuant to applicable Qatari laws and regulations, 10% of after-tax profits are required to be set aside in a statutory surplus reserve fund annually until the reserve balance reaches 50% of registered capital. The statutory reserve can be used to cover the losses of the companies or to increase the capital of the companies with a decision by the general assembly. There is no withholding tax imposed on the Qatar company paying dividends to parent company located in Singapore.

B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Since August 1, 2008, our ordinary shares have been listed on the NASDAQ Global Select Market under the symbol “HOLI”. The following table provides the high and low reported market prices of our ordinary shares as reported by Yahoo! Finance for the periods indicated.

	Nasdaq Price per Share
	High	Low
Annual Market Prices(1)
Fiscal Year 2012	$12.20	7.30
Fiscal Year 2013	$13.96	7.33
Fiscal Year 2014	$24.94	11.79
Fiscal Year 2015	$26.84	17.18
Fiscal Year 2016	$23.49	15.21

Quarterly Market Prices
First Quarter 2015 ended September 30, 2014	$24.15	21.56
Second Quarter 2015 ended December 31, 2014	$25.94	20.75
Third Quarter 2015 ended March 31, 2015	$26.32	17.18
Fourth Quarter 2015 ended June 30, 2015	$26.84	19.85
First Quarter 2016 ended September 30, 2015	$23.49	15.89
Second Quarter 2016 ended December 31, 2015	$22.60	17.34
Third Quarter 2016 ended March 31, 2016	$21.74	15.21
Fourth Quarter 2016 ended June 30, 2016	20.80	15.95

Monthly Market Prices
March 2016	$21.65	18.86
April 2016	$20.80	19.17
May 2016	$18.69	15.95
June 2016	$18.49	16.75
July 2016	$20.20	16.95
August 2016	$21.29	19.34
September 2016 (through September 13, 2016)	$21.80	21.02

(1) All periods end June 30 of the stated year, unless otherwise noted.

B.	Plan of Distribution

Not applicable

C.	Markets

See our disclosures under “Item 9. A. Offer and Listing.”

D.	Selling Shareholders

Not Applicable

E.	Dilution

Not Applicable

F.	Expenses of Issue

Not Applicable

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable

B.	Memorandum and Articles of Association

The following represents a summary of certain key provisions of the Company’s amended and restated memorandum and articles of association. The summary does not purport to be a summary of all of the provisions of our memorandum and articles of association and of all relevant provisions of BVI law governing the management and regulation of BVI companies.

Register

The Company was incorporated in the BVI on February 6, 2006 under the BVI Business Companies Act (the “Act”).  The Company filed a Certificate of Change of Name to change its name from HLS Systems International, Inc. to Hollysys Automation Technologies Ltd. on July 17, 2009. On May 26, 2016, the Board of Directors the Company approved the amended and restated memorandum and articles of association (the “Amended and Restated M&A”) to exclude the application of Sections 60 and 61 of the Act. The Amended and Restated M&A became effective upon the registration by the Registrar of Corporate Affairs of the British Virgin Islands on May 27, 2016. The Board of Directors believes that such change is desirable and to the benefit of all of the shareholders of the Company because it will provide the Company with increased flexibility of action to purchase its own shares from time to time based on market conditions, stock prices, and other factors without the delay and expense involved in offering to purchase share from all shareholders or obtaining written consent on such purchase from the shareholders as otherwise required under Sections 60 and 61 of the Act. The Amended and Restated M&A authorizes the issuance of up to 100,000,000 ordinary shares of $0.001 par value, and (ii) 90,000,000 preferred shares of $0.001 par value.

Objects and Purposes

The Company’s Amended and Restated M&A grants the Company full power and capacity to carry on or undertake any business or activity and do any act or enter into any transaction not prohibited by the Act or any other BVI legislation.

Directors

A director must, immediately after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by us, disclose such interest to the board of directors, unless (i) the transaction or proposed transaction is between the director and the company and (ii) the transaction or proposed transaction is or is to be entered into in the ordinary course of our business and on usual terms and conditions. The director who is interested in a transaction entered into or to be entered into by the Company may (i) vote on a matter relating to the transaction; (ii) attend a meeting of directors at which a matter relating to the transaction arises and be included in the quorum; and (iii) sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction.

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

Rights and Obligations of Shareholders

Dividends

Subject to the Act, the directors may, by resolution of directors, declare dividends and distributions by the Company to members and authorize payment on the dividends or distributions so long as that immediately after the distribution, the value of the Company’s assets exceeds its liabilities and the Company is able to pay its debts as they fall due.  Any distribution payable in respect of a share which has remained unclaimed for three years from the date when it became due for payment shall, if the board of the directors so resolves, be forfeited and cease to remain owing by the Company.  The directors may, before authorizing any distribution, set aside out of the profits of the Company such sum as they think proper as a reserve fund, and may invest the sum so set apart as a reserve fund upon such securities as they may select.

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

Redemption

The Company may purchase, redeem or otherwise acquire and hold its own shares with the consent of members whose shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted by the Act or any provision of the Amended and Restated M&A to purchase, redeem or otherwise acquire the shares without their consent.

The Company may purchase, redeem or otherwise acquire its shares at a price lower than the fair value if permitted by, and then only in accordance with, the terms of the Amended and Restated M&A or a written agreement for the subscription for the shares to be purchased, redeemed or otherwise acquired.

Changes in the rights of shareholders

The rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound-up, be varied with the consent in writing of not less than three-fourths of the issued shares of that class and the holders of not less than three-fourths of the issued shares of any other class of shares which may be affected by such variation.

Meetings

The directors may convene meetings of the members of the Company at such times and in such manner and places as the directors consider necessary or desirable. A meeting of members must be held if requested by members holding at least 30% of the voting rights in respect of the matter for which the meeting is being held. No less than seven days' notice of meetings is required to be given to members.

A meeting of members is properly constituted if at the commencement of the meeting the holder or holders present in person or by proxy entitled to exercise at least fifty percent of the voting rights of the shares of each class or series of shares entitled to vote as a class or series thereon and the same proportion of the votes of the remaining shares entitled to vote thereon.

A member shall be deemed to be present at the meeting if he participates by telephone or other electronic means and all members participating in the meeting are able to hear each other.

A resolution of members may be approved at a duly constituted meeting of members by the affirmative vote of a simple majority of the votes of those members entitled to vote and voting on the resolution.

A meeting of members held in contravention of the requirement to give notice is valid if members holding not less than 90% of:(a) the total voting rights on all matters to be considered at the meeting; or (b) the votes of each class or series of shares where members are entitled to vote thereon as a class or series together with an absolute majority of the remaining votes, have waived notice of the meeting. Attendance at the meeting is deemed to constitute waiver.

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

Limitations on Ownership of Securities

There are no limitations on the right of non-residents or foreign persons to own the Company’s securities imposed by BVI law or by the Amended and Restated M&A

Change in Control of Company

While directors of the Company may be appointed by the members or directors for such terms as may be determined at the time of such appointment, and may be removed by resolution of directors with or without cause, directors may not be removed by the members except for cause.

The unissued shares of the Company are at the disposal of the directors who may offer, allot, grant options over or otherwise dispose of them to such persons at such times and for such consideration, being not less than the par value of the shares being disposed of, and upon such terms and conditions as the directors may determine.

Ownership Threshold

There are no provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Changes in Capital

Subject to the provisions of the Act, we may, by a resolution of directors or members, amend the Amended and Restated M&A to increase or decrease the number of shares authorized to be issued. The directors of the Company may, by resolution, authorize a distribution (including a capital distribution) by the Company at a time, of an amount, and to any members they think fit if they are satisfied, on reasonable grounds, that the Company will, immediately after the distribution, satisfy the solvency test. The solvency test is satisfied if the value of the Company’s assets exceeds its liabilities, and the Company is able to pay its debts as they fall due.

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

Written consent and cumulative voting

Similar to the laws of most U.S. jurisdictions, under the BVI law, shareholders are permitted to approve matters by way of written resolution in place of a formal meeting. BVI law does not make a specific reference to cumulative voting, and our current Amended and Restated M&A have no provision authorizing cumulative voting.

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

Shareholder’s access to corporate records

A shareholder is entitled, on giving written notice to the Company, to inspect the Company’s (i) Memorandum and Articles of Association; (ii) register of members; (iii) register of directors; and (iv)minutes of meetings and resolutions of members and of those classes of members of which the shareholder is a member.

The directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document listed above (or any part thereof), refuse the member to inspect the document or limit the inspection of the document.  Our board may also authorize a member to review the company account if requested.

Indemnification

Under BVI law and our Amended and Restated M&A, we may indemnify against all expenses, including legal fees, and against all judgements, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who: (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or (b) is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

To be entitled to indemnification, these persons must have acted honestly and in good faith and in what he believes to be the best interest of the Company, and they must have had no reasonable cause to believe their conduct was unlawful. Furthermore, such a person must be indemnified by the Company if he has been successful in the defense of any proceedings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Mergers and similar arrangements

Under the laws of the BVI, two or more companies may merge or consolidate in accordance with Section 170 of the Act. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders.

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

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, or other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI.

Dissenter Rights

A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) and a consolidation. A shareholder properly exercising his dissent rights is entitled to payment in cash of the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must within 20 days give notice of this fact to each shareholder who gave written objection, and to each shareholder who did not receive notice of the meeting. Such shareholders then have 20 days to give their written election in the form specified by the Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any rights of a shareholder except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding the dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price that the company determines to be their fair value. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day before the shareholders approved the transaction without taking into account any change in value as a result of the transaction.

Under BVI law, shareholders are not entitled to dissenters’ rights in relation to liquidation.

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

The High Court of the BVI may, on the application of a shareholder of a company, grant leave to that shareholder to bring proceedings in the name and on behalf of that company, or intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company. In determining whether to grant leave, the High Court of the BVI must take into account (i) whether the shareholder is acting in good faith; (ii) whether the derivative action is in the interests of the company taking account of the views of the company’s directors on commercial matters; (iii) whether the proceedings are likely to succeed; (iv) the costs of the proceedings in relation to the relief likely to be obtained; and (v) whether an alternative remedy to the derivative claim is available.

Leave to bring or intervene in proceedings may be granted only if the court is satisfied that (i) the company does not intend to bring, diligently continue or defend, or discontinue the proceedings, as the case may be; or (ii) it is in the interests of the company that the conduct of the proceedings should not be left to the directors or to the determination of the shareholders as a whole.

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

On March 6, 2013, the Company signed a stock purchase agreement, referred to as the (“Bond SPA”), to acquire 100% ownership of Bond. The total purchase price for the acquisition is a combination of cash and stock, aggregating an equivalent of approximately $73.0 million, including a two-year incentive program payable in ordinary shares and additional incentive shares if Bond meets certain performance targets. Pursuant to the Bond SPA, the Company paid$16.4 million within one month after signing the Bond SPA as a deposit, an additional $5.5 million upon closing, and$14.6 million to be paid within 18 months after signing the Bond SPA, respectively.

After the closing, the Company issued 1,407,907 ordinary shares to the shareholders of Bond on May 30, 2013, worth $14.6 million (40% of total share purchase price). The Bond shareholders also are entitled to the Company ordinary shares worth $11.0 million (30% of total share purchase price) as incentive shares in each of the next two fiscal years if Bond’s USGAAP audited net income equals or exceeds $8.8 million and $10.6 million for calendar year 2013 and calendar year 2014, respectively. Additional ordinary shares, as a premium on performance, will be issued to the Bond shareholders if Bond outperforms the targets mentioned above, but the premium will not exceed 15% of the total incentive shares in any case. The Company and Bond have also agreed upon the compensation and incentives to be given to the management team of Bond to maintain the team stability after the acquisition. The performance target for calendar year 2013 incentive was achieved and 648,697 shares were issued in Oct 2014. The performance targets for calendar year 2014 incentive and for the premium shares were achieved, a total number of 627,578 were issuable as of June 30, 2015.

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

On April 8, 2015, SAFE released the Notice on the Reform of the Administration Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which came into force and superseded SAFE Circular 142 on June 1, 2015. Circular 19 allows foreign invested enterprises to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation and provides the procedures for foreign invested companies to use Renminbi converted from foreign currency-denominated capital for equity investment. Nevertheless, Circular 19 also reiterates the principle that Renminbi converted from foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Since Circular 19 was only recently promulgated, there are uncertainties on how it will be interpreted and implemented in practice.

In February 2015, SAFE also promulgated the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015. Under SAFE Circular 13, the current foreign exchange procedures will be further simplified, and foreign exchange registrations of direct investment will be handled by the banks designated by the foreign exchange authority instead of SAFE and its branches. However, the foreign invested enterprises are still prohibited by SAFE Circular 13 to use the RMB converted from foreign currency-registered capital to extend entrustment loans, repay bank loans or inter-company loans.

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

United States Federal Taxation

The following is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares by U.S. holders (as defined below). It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s situation. The discussion applies only to U.S. holders that hold their ordinary shares as capital assets (generally property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This discussion is based on the Code, income tax regulations promulgated there under, judicial positions, published positions of the Internal Revenue Service, or the IRS, and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is general in nature and is not exhaustive of all possible tax considerations, nor does the discussion address any state, local or foreign tax considerations or any U.S. tax considerations (e.g., estate or gift tax) other than U.S. federal income tax considerations, that may be applicable to particular holders.

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

Distributions

On August 11, 2016, the Board of Directors approved a regular cash dividend policy pursuant to which future cash dividends are expected to be paid to holders of the Company’s ordinary shares on an annual basis out of funds legally available for such purpose. The gross amount of such distributions will be included in the gross income of the U.S. holder as dividend income on the date of receipt to the extent that the distribution is paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends will be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. Dividends received by non-corporate U.S. holders, including individuals, may be subject to reduced rates of taxation under current law. A U.S. holder may be eligible to claim a foreign tax credit with respect to any PRC withholding tax imposed on dividends paid by us. However, the foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code and the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the U.S.-PRC Tax Treaty, is not entirely clear at this time. U.S. holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the U.S.-PRC Tax Treaty.

To the extent that dividends paid on our ordinary shares exceed current and accumulated earnings and profits, the distributions will be treated first as a tax-free return of tax basis on our ordinary shares, and to the extent that the amount of the distribution exceeds tax basis, the excess will be treated as gain from the disposition of those ordinary shares.

Sale or Other Disposition

U.S. holders of our ordinary shares will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of ordinary shares equal to the difference between the amounts realized for the ordinary shares and the U.S. holder’s tax basis in the ordinary shares. This gain or loss generally will be capital gain or loss. Under current law, non-corporate U.S. holders, including individuals, are eligible for reduced tax rates if the ordinary shares have been held for more than one year. The deductibility of capital losses is subject to limitations. A U.S. holder may be eligible to claim a foreign tax credit with respect to any PRC withholding tax imposed on gain from the sale or other disposition of ordinary shares. However, the foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code and the U.S.-PRC Tax Treaty is not entirely clear at this time. U.S. holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the U.S.-PRC Tax Treaty.

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

On February 9, 2015, we declared a special cash dividend of US$0.40 per share to the holders of the Company’s ordinary shares. The record day was February 23rd, 2015, and payment day was March 16th, 2015.Continental Stock Transfer & Trust acted as the paying agent. During the fiscal year of 2016, no cash dividend was declared and paid.

On August 11, 2016, the Board of Directors of the Company approved a regular cash dividend policy pursuant to which future cash dividends are expected to be paid to holders of the Company’s ordinary shares on an annual basis out of funds legally available for such purpose. However, the declaration and payment of future dividends including the dividend for 2016 will be at the discretion of the Board of Directors, and will depend upon many factors, including the Company’s financial condition, earnings, capital requirements of its businesses, legal requirements, regulatory constraints, industry practice, and other factors that the Board of Directors deems relevant.

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

Interest Rate Risk

We are exposed to interest rate risk primarily with respect to our bank loans. A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings as of June 30, 2016, would decrease income before income taxes by approximately $0.3 million for the fiscal year ended June 30, 2016. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, 82.2% of our consolidated revenues and consolidated costs and expenses are denominated in RMB, and 82.5% of our assets are denominated in RMB, and the remaining are mainly denominated in SGD.  As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rates of the U.S. dollar, RMB and SGD.  If the RMB or SGD depreciates against the U.S. dollar, the value of our RMB or SGD revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline.  Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated at historical exchange rates.  Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of shareholders’ equity.  An average appreciation or depreciation of the RMB against the US dollar of 5% would increase or decrease our comprehensive income by $10,953 and $12,106, respectively. An average appreciation or depreciation of the SGD against the US dollar of 5% would decrease or increase our comprehensive income by $350,280 or $387,151 respectively, based on our current revenues, costs and expenses, assets, and liabilities denominated in RMB or SGD as of June 30, 2016.

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

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

We do not have any American Depositary Shares.

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

Disclosure Controls and Procedures

As required by Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act, our management has carried out an evaluation, with the participation and under the supervision of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2016.

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

Management conducted its evaluation of disclosure controls and procedures under the supervision of our principal executive officer and our principal financial officer.  Based upon, and as of the date of this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2016.

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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2016. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 framework). Based on our assessment, management believes that, as of June 30, 2016, our internal control over financial reporting was effective based on those criteria.

Our independent registered public accounting firm has audited our internal control over financial reporting as of June 30, 2016 and has issued an attestation report, which appears on page F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control procedure over financial reporting during the year ended June 30, 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. After the end of fiscal 2016, the Company has been in the process of implementing a Hyperion Financial Management (“HFM”) system and is evaluating the impact on the internal control over financial reporting for the year ending June 30, 2017, arising from the application of the new system.

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

In March 2006, our board of directors adopted a code of conduct, or Code of Conduct, which applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer.   Our Code of Conduct addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, confidentiality, and reporting of violations of the code.  A copy of the Code of Conduct was filed as Annex G to our registration statement on Form S-4 filed with the SEC on March 30, 2006 and is incorporated herein by reference. Our Code of Conduct is also posted on the corporate governance page of our website at www.hollysys.com. During the fiscal year ended June 30, 2016, there were no waivers from a provision of our Code of Conduct granted to our directors, officers or employees.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Ernst &Young Hua Ming LLP was our principal accountant for the fiscal years ended June 30, 2016 and 2015. The aggregate fees incurred for fiscal years ended June 30, 2016 and 2015 were $1,199,400 and $1,039,639, respectively. The fees were related to the audit of our annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings.

Audit-Related Fees

The audit-related fees includes service rendered related to our quarterly financial information for the fiscal year ended June 30, 2016 and 2015 were $224,514 and $191,404, respectively.

Tax Fees

The aggregate fees incurred in the fiscal years ended June 30, 2016 and 2015 for tax services rendered were $47,981 and $13,136, respectively. The tax service includes tax compliance, tax advice and tax planning.

All Other Fees

No other fees were incurred in each of the fiscal years ended June 30, 2016 and 2015 for services provided by the principal accountant, other than the services reported above under other captions of this Item 16C.

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

NASDAQ Listing Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer's fiscal year end. NASDAQ Listing Rule 5635(c) also requires each issuer to obtain shareholders’ approval when a plan or other equity compensation arrangement is established or materially amended. However, NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. We follow home country practice with respect to annual meetings and did not hold an annual shareholder meeting in fiscal 2016. Our BVI counsel, Maples and Calder, has provided a letter to NASDAQ certifying that under BVI law, we are not required to hold annual shareholder meetings. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

Maples and Calder has also provided a letter to NASDAQ certifying that under BVI law, we are not required to seek shareholder approval for the establishment of our equity compensation plans. In 2015, we followed home country practice with respect to the adoption of our 2015 Equity Plan without seeking shareholder approval.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our Audited Financial Statements for the Years Ended June 30, 2016, 2015 and 2014 are included at the end of this annual report.

ITEM 19.	EXHIBITS

Number	Description

1.1	Amended and Restated Memorandum and Articles of Association (Incorporated by reference to Exhibit 3.1 of the Form 6-K filed with the Securities and Exchange Commission on May 31, 2016).

2.1	Rights Agreement, dated as of August 27, 2010, between Hollysys Automation Technologies Ltd. and Continental Stock Transfer & Trust Company, which includes the Form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Preferred Shares as Exhibit B (Incorporated by reference to Exhibit 2.1 of the Form 6-K filed with the Securities and Exchange Commission on September 21, 2010).

4.1	Chardan North China Acquisition Corporation 2006 Stock Plan (Incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-8 (file no. 333-170811) filed with the Securities and Exchange Commission on November 24, 2010).

4.2	Form of Stock Consignment Agreement (Incorporated by reference to Exhibit 10.2 of the Registration Statement S-4/A (file no. 333-132826) filed with the Securities and Exchange Commission on June 28, 2006).

4.3	Share Sale and Purchase Agreement, by Unionway Resources Limited and the Company, dated December 23, 2009. ((Incorporated by reference to Exhibit 4.20 of the Report on Form 20-F for the fiscal year ended June 30, 2010 filed with the Securities and Exchange Commission on December 22, 2010).

4.4	Retrofit Contract between Concord Corporation Pte. Led. and Shaw Brothers Limited (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed with the Securities and Exchange Commission on March 7, 2012).

8.1*	List of Subsidiaries

11.1	Code of Ethics (included as Annex G to the Proxy Statement/Prospectus contained in Registration Statement 333-132826 and incorporated by reference herein)

12.1*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst and Young Hua Ming LLP

99.1	Hollysys Automation Technologies Ltd. 2015 Equity Incentive Plan (Incorporated by reference to Exhibit 99.1 of the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 18, 2015).

101.INS*	XBRL Instant Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBLR Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase

101.LAB*	XBRL Taxonomy Extension Label Linkbase

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase

* Filed with this annual report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

/s/ Baiqing Shao
Baiqing Shao
Chief Executive Officer
Date: September 23, 2016

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

REPORT  OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Hollysys Automation Technologies Ltd.

We have audited the accompanying consolidated balance sheets of Hollysys Automation Technologies Ltd. (the “Company”) as of June 30, 2016 and 2015, and the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hollysys Automation Technologies Ltd. at June 30, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2016, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hollysys Automation Technologies Ltd.’s internal control over financial reporting as of June 30, 2016, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated September 23, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

September 23, 2016

REPORT  OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Hollysys Automation Technologies Ltd.

We have audited Hollysys Automation Technologies Ltd.’s internal control over financial reporting as of June 30, 2016, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). Hollysys Automation Technologies Ltd.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Hollysys Automation Technologies Ltd. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hollysys Automation Technologies Ltd. as of June 30, 2016 and 2015, and the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2016 of Hollysys Automation Technologies Ltd. and our report dated September 23, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

September 23, 2016

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In US dollars thousands except for number of shares and per share data)

		June 30,
	Notes	2015	2016
ASSETS
Current assets:
Cash and cash equivalents		$207,834	$229,095
Time deposits with maturities over three months		49,650	42,368
Restricted cash		25,337	27,592
Accounts receivable, net of allowance for doubtful accounts of $34,259 and $42,471 as of June 30, 2015 and 2016, respectively	5	252,538	237,179
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $8,850 and $6,383 as of June 30, 2015 and 2016, respectively	6	165,337	189,928
Other receivables, net of allowance for doubtful accounts of $638 and $1,302 as of June 30, 2015 and 2016, respectively		12,471	13,358
Advances to suppliers		15,286	11,661
Amounts due from related parties	21	39,077	28,012
Inventories	4	34,706	36,401
Prepaid expenses		594	569
Income tax recoverable		596	4,488
Deferred tax assets	19	3,214	6,659
Total current assets		806,640	827,310

Non-current assets:
Restricted cash		3,994	402
Prepaid expenses		13	13
Property, plant and equipment, net	7	80,222	79,938
Prepaid land leases	8	11,649	10,773
Acquired intangible assets, net	9	1,693	856
Investments in equity investees	11	12,512	18,714
Investments in cost investees	11	4,464	4,108
Goodwill	10	59,918	59,847
Deferred tax assets	19	2,581	2,195
Total non-current assets		177,046	176,846

Total assets		$983,686	$1,004,156

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	13	$16,295	$3,051
Current portion of long-term loans	14	14,111	6,833
Accounts payable		105,292	106,833
Construction costs payable		1,159	647
Deferred revenue		138,587	82,004
Accrued payroll and related expenses		11,982	13,193
Income tax payable	19	5,732	4,917
Warranty liabilities	12	7,310	6,782
Other tax payables		20,147	18,069
Accrued liabilities		31,299	44,439
Amounts due to related parties	21	1,713	1,645
Deferred tax liabilities	19	5,888	8,913
Current portion of acquisition-related consideration		15,081	-
Total current liabilities		374,596	297,326

Long-term loans	14	20,551	20,508
Deferred tax liabilities	19	77	59
Warranty liabilities	12	3,077	3,578
Total non-current liabilities		23,705	24,145

Total liabilities		398,301	321,471

Commitments and contingencies	22	-	-

Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 58,358,521 and 59,598,099 shares issued and outstanding as of June 30, 2015 and 2016, respectively	16	58	60
Additional paid-in capital		192,768	215,403
Statutory reserves		30,248	36,533
Retained earnings		318,441	430,627
Accumulated other comprehensive income		37,585	(8,467)
Total Hollysys Automation Technologies Ltd. stockholders’ equity		579,100	674,156

Noncontrolling interests		6,285	8,529
Total equity		585,385	682,685

Total liabilities and equity		$983,686	$1,004,156

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In US dollars thousands except for number of shares and per share data)

		Year ended June 30,
	Notes	2014	2015	2016
Net revenues
Integrated contract revenue (including revenue from related parties of $4,659, $22,544 and $3,871 for the years ended June 30, 2014, 2015 and 2016, respectively)		$478,261	$481,006	$477,790
Product sales (including revenue from related parties of $1,629, $2,014 and $868 for the years ended June 30, 2014, 2015 and 2016, respectively)		31,922	39,762	54,546
Revenue from services (including revenue from related parties of $497, $19 and nil for the years ended June 30, 2014, 2015 and 2016, respectively)		11,149	10,611	11,989
Total net revenues		521,332	531,379	544,325

Costs of integrated contracts (including purchases from related parties of $364, $419 and $22 for the years ended June 30, 2014, 2015 and 2016 respectively)		330,039	300,332	310,545
Costs of products sold (including purchases from related parties of nil, nil and $370 for the years ended June 30, 2014, 2015 and 2016 respectively)		11,580	12,547	24,023
Costs of services rendered		4,090	4,098	4,031
Gross profit		175,623	214,402	205,726

Operating expenses
Selling (including expenses from related parties of $1,953, $914 and $517 for the years ended June 30, 2014, 2015 and 2016 respectively)		28,258	26,263	25,637
General and administrative		39,716	50,786	45,832
Goodwill impairment charge		-	1,855	-
Research and development		36,486	35,779	36,564
VAT refunds and government subsidies		(27,244)	(30,388)	(22,890)
Total operating expenses		77,216	84,295	85,143

Income from operations		98,407	130,107	120,583

Other (expenses) income, net (including other income from related parties of $65, $41 and nil for the years ended June 30, 2014, 2015 and 2016, respectively)		(6,452)	2,601	4,061
Foreign exchange gain (loss)		794	(6,765)	(299)
Gain on disposal of an equity investee		-	80	-
Share of net (losses) income of equity investees		(2,692)	(2,910)	7,834
Interest income		3,253	3,686	5,858
Interest expenses		(1,998)	(1,821)	(1,404)
Dividend income from a cost investee		-	249	1,109
Income before income taxes		91,312	125,227	137,742

Income tax expenses	19	19,861	26,040	14,238
Net income		71,451	99,187	123,504

Less: net income attributable to noncontrolling interests		1,831	2,660	5,033
Net income attributable to Hollysys Automation Technologies Ltd.		$69,620	$96,527	$118,471

Other comprehensive income, net of tax of nil
Translation adjustments		$2,146	$(1,386)	$(48,841)
Comprehensive income		73,597	97,801	74,663

Less: comprehensive income attributable to noncontrolling interests		1,837	2,701	2,244
Comprehensive income attributable to Hollysys Automation Technologies Ltd.		$71,760	$95,100	$72,419

Net income per ordinary share:
Basic	20	$1.20	$1.65	$2.00
Diluted	20	$1.19	$1.61	$1.97

Shares used in income per share computation:
Weighted average number of ordinary shares		57,926,333	58,612,596	59,170,050
Weighted average number of diluted ordinary shares		58,426,642	60,134,203	60,611,456

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars thousands)

	Year ended June 30,
	2014	2015	2016
Cash flows from operating activities:
Net income	$71,451	$99,187	$123,504
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	7,051	8,508	6,266
Amortization of prepaid land leases	245	197	281
Amortization of intangible assets	5,413	4,454	818
Allowance for doubtful accounts	10,545	17,418	10,918
(Gain) loss on disposal of property, plant and equipment	(132)	598	224
Impairment loss on share of a cost investment	325	-	-
Goodwill impairment charge	-	1,855	-
Share of net losses (income) of equity investees	2,692	2,910	(7,834)
Dividends received from a cost investee	-	(249)	-
Gain on disposal of investment in an equity investee	-	(80)	-
Share-based compensation expenses	2,986	2,492	3,860
Deferred income tax (benefit) expenses	(5,427)	4,846	(462)
Acquisition-related consideration adjustments	8,920	(166)	(1,745)
Accretion of convertible bond discount	-	192	230
Fair value adjustments of a bifurcated derivative	-	35	93
Changes in operating assets and liabilities:
Accounts receivable	(88,593)	(7,675)	(16,413)
Costs and estimated earnings in excess of billings	(38,810)	10,527	(36,971)
Inventories	(806)	560	(4,607)
Advances to suppliers	(2,959)	(3,690)	2,497
Other receivables	697	(1,928)	(2,481)
Deposits and other assets	(5,142)	(13,375)	(674)
Due from related parties	2,776	(15,205)	8,226
Accounts payable	24,161	(25,836)	8,272
Deferred revenue	63,348	7,556	(47,637)
Accruals and other payable	7,979	6,897	5,015
Cash dividends received from equity investees	2,408	-	-
Due to related parties	1,899	(2,301)	351
Income tax payable	6,762	(6,153)	(4,558)
Other tax payables	5,489	(7,622)	(436)
Net cash provided by operating activities	$83,278	$83,952	$46,737

Cash flows from investing activities:
Time deposits placed with banks	(18,881)	(33,416)	(107,118)
Purchases of property, plant and equipment	(8,359)	(4,553)	(7,887)
Proceeds from disposal of investment in an equity investee	-	80	-
Maturity of time deposits	11,588	11,551	112,013
Proceeds from disposal of property, plant and equipment	866	794	74
Cash contributions to an equity investee	(3,904)	-	-
Cash contributions to a cost investee	(1,030)	-	-
Acquisition of a subsidiary, net of cash acquired	(5,510)	(14,600)	-
Dividends received from a cost investee	-	249	-
Proceeds from sale of shares of a subsidiary (*)	-	-	464
Net cash used in investing activities	(25,230)	(39,895)	(2,454)

Cash flows from financing activities:
Proceeds from short-term bank loans	$14,583	$25,074	$4,138
Repayments of short-term bank loans	(13,826)	(12,631)	(17,020)
Proceeds from long-term bank loans	108	-	2,606
Repayments of long-term bank loans	(9,192)	(8,813)	(9,681)
Proceeds from convertible bond	-	20,000	-
Convertible bond issuance cost	-	(349)	-
Proceeds from exercise of options	-	1,280	5,441
Payment of dividends	-	(23,300)	-
Proceeds from issuance of shares of a subsidiary (*)	-	-	7,736
Net cash (used in) provided by financing activities	(8,327)	1,261	(6,780)

Effect of foreign exchange rate changes	209	357	(16,242)
Net increase in cash and cash equivalents	$49,930	$45,675	$21,261

Cash and cash equivalents, beginning of year	112,229	162,159	207,834
Cash and cash equivalents, end of year	$162,159	$207,834	$229,095

Supplementary disclosures of cash flow information:
Cash paid during the year for:
Interest	$1,842	$1,855	$1,048
Income tax	$17,613	$26,183	$19,099

Supplementary disclosures of significant non-cash transactions:
Acquisition of property, plant and equipment included in construction costs payable and accrued liabilities	$1,989	$484	$4,439
Issuance of ordinary shares as purchase consideration in connection with the acquisition of Bond	$-	$15,231	$13,336

(*) The respective issuances and sales of shares of a subsidiary were not completed as of June 30, 2016 (note 25).

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In US dollars thousands except for number of shares)

	Ordinary shares			Additional paid-in capital	Statutory reserves	Retained earnings	Accumulated other comprehensive income	Total Hollysys Automation Technologies Ltd. stockholders’ equity	Noncontrolling interest	Total equity
	Shares	Amount
Balance at June 30, 2013	57,554,824	$58		$170,779	$23,146	$182,873	$36,872	$413,728	$1,747	$415,475
Share-based compensation	-	-		2,986	-	-	-	2,986	-	2,986
Net income for the year	-	-		-	-	69,620	-	69,620	1,831	71,451
Appropriations to statutory reserves	-	-		-	142	(142)	-	-	-	-
Translation adjustments	-	-		-	-	-	2,141	2,141	5	2,146
Balance at June 30, 2014	57,554,824	$58		$173,765	$23,288	$252,351	$39,013	$488,475	$3,583	$492,058

Share-based compensation	-	-		2,492	-	-	-	2,492	-	2,492
Issuance of ordinary shares upon exercise of options	142,500	-	*	1,280	-	-	-	1,280	-	1,280
Exercise of share-based compensation on restricted shares issued to directors	12,500	-	*	-	-	-	-	-	-	-
Issuance of Incentive Shares and Premium Shares for Bond (Note 3)	648,697	-	*	15,231	-	-	-	15,231	-	15,231
Net income for the year	-	-		-	-	96,527	-	96,527	2,660	99,187
Appropriations to statutory reserves	-	-		-	7,137	(7,137)	-	-	-	-
Dividend paid	-	-		-	-	(23,300)	-	(23,300)	-	(23,300)
Other	-	-		-	(177)	-	-	(177)		(177)
Translation adjustments	-	-		-	-	-	(1,428)	(1,428)	42	(1,386)
Balance at June 30, 2015	58,358,521	$58		$192,768	$30,248	$318,441	$37,585	$579,100	$6,285	$585,385

Share-based compensation	-	-		3,860	-	-	-	3,860	-	3,860
Issuance of ordinary shares upon exercise of options	612,000	1		5,440	-	-	-	5,441	-	5,441
Issuance of Incentive Shares and Premium Shares for Bond (Note 3)	627,578	1		13,335	-	-	-	13,336	-	13,336
Net income for the year	-	-		-	-	118,471	-	118,471	5,033	123,504
Appropriations to statutory reserves	-	-		-	6,285	(6,285)	-	-	-	-
Translation adjustments	-	-		-	-	-	(46,052)	(46,052)	(2,789)	(48,841)
Balance at June 30, 2016	59,598,099	$60		$215,403	$36,533	$430,627	$(8,467)	$674,156	$8,529	$682,685

* The share capital increase for the issuance of ordinary shares upon exercise of options, restricted share and Incentive and Premium Shares for Bond are less than $1.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016

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

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

On January 10, 2013, Hollysys International Pte. Ltd. was established under the law of Singapore for the purpose of acquiring Bond Corporation Pte. Ltd. It is 100% owned by the Company, with a registered capital of SGD20,000.

On February 21, 2013, Concord M Design and Engineering Company Limited was established to undertake potential projects in Macau. It is 100% indirectly owned by the Company with a registered capital of 25 Macau Pataca.

On April 1, 2013, the Company acquired 100% equity interest in Bond Corporation Pte. Ltd. and its subsidiaries, Bond M & E Sdn. Bhd., Bond M & E (KL) Sdn. Bhd. and Bond M & E Pte. Ltd. (collectively, “Bond”). Bond is a Singapore headquartered mechanical and electrical solutions service provider for building construction and renovation projects in Malaysia and Singapore.

On March 31, 2014, Hollysys Automation India Private Limited (“HAIP”) was established as part of the effort the Company made to increase its presence and explore the market in India. HAIP mainly provides integrated solution products to the customers.

On December 15, 2014, Hollycon (Italy) Pte. Ltd. (“Hollycon Italy”) was established as part of the effort the Company made to explore the overseas market. The newly setup subsidiary mainly manufactures and sells medical automation equipment.

On January 31, 2015, the Company liquidated HaoTong, which is a subsidiary 100% indirectly owned by the Company. HaoTong was insignificant to the Company and thus the results of HaoTong were not presented as discontinued operations.

On November 24, 2015, the Company established Concord Electrical Contracting, Ltd. (“CECL”) to explore the overseas market in Qatar. CCPL has a 49% direct ownership of CECL and the remaining 51% equity interest is held by a nominee shareholder. Through a series of contractual arrangements, CCPL is entitled to appoint the majority of directors who has the power to direct the activities that most significantly impact CECL’s economic performance. Further, CCPL  is entitled to 95% of the variable returns from CECL’s operations. Thus, despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between CCPL and CECL through the series of contractual arrangements and CECL is considered the primary beneficiary of CECL. The consolidated amounts and financial performance related to CECL included in the Company’s consolidated balance sheet, statement of comprehensive income and statement of cash flows were immaterial for the year ended June 30, 2016.

As of June 30, 2016, details of the Company’s subsidiaries are as follows:

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

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

Hollysys (Beijing) Investment Co., Ltd. (“Hollysys Investment”)	PRC	April 15, 2011	-	100%	Investment management

Beijing Hollysys Intelligent Technologies Co., Ltd. (“Hollysys Intelligent”)	PRC	May 13, 2008	-	100%	Provision of integrated automation products and services

Hangzhou Hollysys Automation Co., Ltd. (“Hangzhou Hollysys”)	PRC	September 24, 2003	-	100%	Provision of integrated automation products and services

Hangzhou Hollysys System Engineering Co., Ltd. (“Hangzhou System”)	PRC	July 24, 2012	-	100%	Provision of integrated automation products and services

Beijing Hollysys Electronics Technology Co., Ltd. (“Hollysys Electronics”)	PRC	June 4, 2010	-	100%	Manufacture components of automation products for members of Hollysys

Beijing Hollycon Medicine & Technology Co., Ltd. (“Hollycon”)	PRC	June 4, 2010	-	51%	Manufacture and sale of medical automation equipment

Beijing Hollysys Co., Ltd. (“Beijing Hollysys”)	PRC	September 25, 1996	-	100%	Provision of integrated automation products and services

Xi’an Hollysys Co., Ltd. (“Xi'an Hollysys”)	PRC	March 9, 2011	-	100%	Research and development

Hollysys International Pte. Limited (“HI”)	Singapore	January 10, 2013	100%	-	Investment holding

Hollycon (Italy) Pte. Ltd. ("Hollycon Italy")	Italy	December 15, 2014	-	99%	Manufacture and sale of medical automation equipment

Hollysys (Asia Pacific) Pte. Limited (“HAP”)	Singapore	October 23, 1997	-	100%	Provision of integrated automation products and services

Hollysys Automation India Private Limited (“HAIP”)	India	March 31, 2014	-	100%	Provision of automation products

Concord Corporation Pte. Ltd. (“CCPL”)	Singapore	March 10, 2008	-	100%	Provision of mechanical and electrical solutions and installation services

Concord Electrical Pte. Ltd. (“CEPL”)	Singapore	May 25, 1984	-	100%	Provision of mechanical and electrical solutions and installation services

Concord Electrical Sdn. Bhd. (“CESB”)	Malaysia	May 13, 1994	-	100%	Provision of mechanical and electrical solutions and installation services

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

Concord Solution (HK) Limited (“CSHK”)	Hong Kong	May 9, 2012	-	100%	Provision of mechanical and electrical solutions and installation services

Concord M Design and Engineering Company Limited (“CMDE”)	Macau	February 21, 2013	-	100%	Provision of mechanical and electrical solutions and installation services

Concord Electrical Contracting LLC (“CECL”)	Qatar	November 24, 2015	-	49%	Provision of mechanical and electrical solutions and installation services

Bond Corporation Pte. Ltd. (“BCPL”)	Singapore	November 1, 2012	-	100%	Investment holding

Bond M & E Pte. Ltd. (“BMSG”)	Singapore	March 6, 1981	-	100%	Provision of mechanical and electrical solutions and installation services

Bond M & E Sdn. Bhd. (“BMJB”)	Malaysia	October 25, 1983	-	100%	Provision of mechanical and electrical solutions and installation services

Bond M & E (KL) Sdn. Bhd. (“BMKL”)	Malaysia	October 24, 1989	-	100%	Provision of mechanical and electrical solutions and installation services

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

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

Foreign currency translations and transactions

The Company, GTH, Clear Mind and World Hope’s functional currency is the United States dollars (“US dollars” or “$”); whereas the Company’s subsidiaries use the primary currency of the economic environment in which their operations are conducted as their functional currency. Renminbi (“RMB”) is determined to be the functional currency of all PRC subsidiaries; Singapore dollar (“SGD”) is determined to be the functional currency of HI, HAP, CCPL, CEPL, BCPL and BMSG; Malaysian Ringgit (“MYR”) is determined to be the functional currency of CESB, BMJB and BMKL; and United Arab Emirates Dirham (“AED”), Hong Kong dollar (“HKD”), Macau Pataca (“MOP”), Indian Rupee (“INR”), Euro (“EUR”) and Qatar Riyal (“QAR”) are the functional currencies of Dubai, CSHK, CMDE, HAIP, Hollycon Italy and CECL, respectively. The Company uses the US dollars as its reporting currency.

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

For the years ended June 30, 2014, 2015 and 2016, the Company recorded foreign exchange gain (loss), net of $794, $(6,765) and $(299), respectively.

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

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

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

Time deposits with original maturities over three months

Time deposits with original maturities over three months consist of deposits placed with financial institutions with original maturity terms from four months to one year. As of June 30, 2016, $35,318, $7,042 and $8 of time deposits with original maturities over three months were placed in financial institutions in the PRC, Singapore and Malaysia, respectively. As of June 30, 2015, $29,051, $14,721 and $5,878 of time deposits with original maturities over three months were placed in financial institutions in the PRC, Singapore and Malaysia, respectively.

Restricted cash

Restricted cash mainly consists of the cash deposited in banks pledged for performance guarantees, or bank loans. These cash balances are not available for use until these guarantees are expired or cancelled, or the loans are repaid.

Revenue recognition

Integrated solutions contracts

Revenues generated from designing, building, and delivering customized integrated industrial automation systems are recognized over the contractual terms based on the percentage of completion method. The contracts for designing, building, and delivering customized integrated industrial automation systems are legally enforceable and binding agreements between the Company and customers. The duration of contracts depends on the contract size and ranges from 6 months to 5 years excluding the warranty period. The majority of the contract duration is longer than one year.

Revenue generated from mechanical and electrical solution contracts for the construction or renovation of buildings, rail or infrastructure facilities are also recognized over the contractual terms based on the percentage of completion method. The contracts for mechanical and electrical solution services are legally enforceable and binding agreements between the Company and customers. The duration of contracts depends on the contract size and the complexity of the construction work and ranges from 6 months to 3 years excluding the warranty period. The majority of the contract duration is longer than one year.

In accordance with ASC 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts (“ASC 605-35”), recognition is based on an estimate of the income earned to date, less income recognized in earlier periods. Extent of progress toward completion is measured using the cost-to-cost method where the progress (the percentage complete) is determined by dividing costs incurred to date by the total amount of costs expected to be incurred for the integrated solutions contract. Revisions in the estimated total costs of integrated solutions contracts are made in the period in which the circumstances requiring the revision become known. Provisions, if any, are made in the period when anticipated losses become evident on uncompleted contracts.

The Company reviews and updates the estimated total costs of integrated solutions contracts at least semi-annually. The Company accounts for revisions to contract revenue and estimated total costs of integrated solution contracts, including the impact due to approved change orders, in the period in which the facts that cause the revision become known as changes in estimates. Unapproved change orders are considered claims. Claims are recognized only when it has been awarded by customers. Excluding the impact of change orders, if the estimated total costs of integrated solution contracts, which were revised during the years ended June 30, 2014, 2015 and 2016, had been used as a basis of recognition of integrated contract revenue since the contract commencement, net income for the years ended June 30, 2014, 2015 and 2016 would have been decreased by $4,436, $26,232, and $30,270, respectively; basic net income per share for years ended June 30, 2014, 2015 and 2016 would have been decreased by $0.08, $0.45, and $0.51, respectively; and diluted net income per share for the years ended June 30, 2014, 2015 and 2016, would have decreased by $0.08, $0.44, and $0.50, respectively. Revisions to the estimated total costs for the years ended June 30, 2014, 2015 and 2016 were made in the ordinary course of business.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

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

Inventories

Inventories are composed of raw materials, work in progress, purchased and manufactured finished goods and low value consumables. Inventories are stated at the lower of cost or market. The Company elected to change the inventory costing method from the “first-in first-out method” to the weighted average cost method. The Company believes the weighted average cost method is preferable because it more closely aligns with the physical flow of inventory and the information system calculates inventory at weighted average cost. The impact of the change in accounting principle was immaterial to all periods presented and thus, not applied retrospectively.

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

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

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

Accounts receivable and costs and estimated earnings in excess of billings

Performance of the integrated contracts will often extend over long periods and the Company’s right to receive payments depends on its performance in accordance with the contractual agreements. There are different billing practices in the PRC and overseas operating subsidiaries including Concord and Bond. For the Company’s PRC subsidiaries, billings are issued based on milestones specified in contracts negotiated with customers. In general, there are four milestones: 1) project commencement, 2) system manufacturing and delivery, 3) installation, trial-run and customer acceptance, and 4) expiration of the warranty period. The amounts to be billed at each milestone are specified in the contract. All contracts have the first milestone, but not all contracts require prepayments. The length of each interval between two continuous billings under an integrated contract varies depending on the duration of the contract (under certain contracts, the interval lasts more than a year) and the last billing to be issued for an integrated solution contract is scheduled at the end of a warranty period. For Concord and Bond, billing claims rendered are subject to the further approval and certification of the customers or their designated consultants. Payments are made to Concord or Bond based on the certified billings according to the payment terms mutually agreed between the customers and Concord or Bond. Certain amounts are retained by the customer and payable to Concord and Bond upon satisfaction of final quality inspection or at the end of the warranty period. The retained amounts which were recorded as accounts receivable were $9,653, $10,380 and $10,848 for the three years ended June 30, 2014, 2015 and 2016, respectively. Prepayments received are recorded as deferred revenue. The deferred revenue will be recognized as revenue under the percentage of completion method along with the progress of a contract. If no prepayment is received by the Company, revenue will be recognized through costs and estimated earnings in excess of billings.

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

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

Buildings	30 -50 years
Machinery	5 - 10 years
Software	3 - 5 years
Vehicles	5- 6 years
Electronic and other equipment	3 - 10 years

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

Residual values are considered nil.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. The Company’s goodwill outstanding at June 30, 2016 was related to the acquisition of Concord and Bond (see note 3). In accordance with ASC 350, Intangibles, Goodwill and Other (“ASC 350”), goodwill is not amortized, but rather is tested for impairment at least annually or more frequently if there are indicators of impairment present.

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

For the year ended June 30, 2015, the Company recorded an impairment charge of $1,855 for Concord (notes 10 and 15). For the year ended June 30, 2016, the Company engaged an independent third-party appraiser to assist with determining the fair value of the Concord reporting unit by using an income approach, particularly, the discounted cash flow approach. In performing the step one impairment test, the Company’s estimate of the fair value of Concord exceeded its carrying amount and concluded there was no impairment of Concord’s goodwill as of June 30, 2016.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

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

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

VAT refunds and government subsidies

Pursuant to the laws and regulations of the PRC, the Company remits 17% of its sales as valued added tax (“VAT”), and then is entitled to a refund of the portion that the Company’s actual VAT burden exceeding 3% levied on all sales containing internally developed software products. VAT refunds are recognized in the statements of comprehensive income when cash refunds or the necessary approval from the tax authority has been received. Certain subsidiaries of the Company located in the PRC receive government subsidies from local PRC government agencies. Government subsidies are recognized in the statement of comprehensive income when the attached conditions have been met. Government grants received for the years ended June 30, 2014, 2015 and 2016 amounted to $5,792, $7,593 and $6,085 respectively, of which $5,103, $2,191 and $2,886 were included as a credit to operating expenses in the statements of comprehensive income for the years ended June 30, 2014, 2015 and 2016, respectively.

Appropriations to statutory reserve

Under the corporate law and relevant regulations in the PRC, all of the subsidiaries of the Company located in the PRC are required to appropriate a portion of its retained earnings to statutory reserve. All subsidiaries located in the PRC are required to appropriate 10% of its annual after-tax income each year to the statutory reserve until the statutory reserve balance reaches 50% of the registered capital. In general, the statutory reserve shall not be used for dividend distribution purposes. In Qatar and Dubai, companies are required to appropriate 10% of its annual after-tax income each year to the statutory reserve and the appropriation may be suspended by the shareholders if the reserve reaches 50% of the registered capital. The statutory reserve can be used to cover the losses of the companies or to increase the capital of the companies with a decision by the general assembly of CCDB and CECL.

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

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

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

The impairment loss on investment in cost investees for the years ended June 30, 2014, 2015 and 2016 were $325, nil and nil, respectively. There was no impairment loss on investments in equity investees for the years ended June 30, 2014, 2015 and 2016, respectively.

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

For share-based awards that are subject to performance-based vesting conditions in addition to time-based vesting, the Company recognizes the estimated fair value of performance-based awards, net of estimated forfeitures, as share-based compensation expense over the vesting period based upon the Company’s determination of whether it is probable that the performance-based criteria will be achieved. At each reporting period, the Company reassesses the probability of achieving the performance-based criteria. Determining whether the performance-based criteria will be achieved involves judgment, and the estimate of share-based compensation expense may be revised periodically based on changes in the probability of achieving the performance-based criteria. Revisions are reflected in the period in which the estimate is changed. If the performance-based criteria are not met, no share-based compensation expense is recognized, and, to the extent share-based compensation expense was previously recognized, such share-based compensation expense is reversed.

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

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

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

Concentration of risks

Concentration of credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, time deposits with original maturities over three months, restricted cash, accounts receivable, other receivables and amounts due from related parties. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet date. As of June 30, 2016, substantially all of the Company’s cash and cash equivalents and time deposits with original maturities exceeding three months were managed by financial institutions located in the PRC, Singapore, Malaysia and Dubai, which management believes are of high credit quality. Accounts receivable, other receivables and amounts due from related parties are typically unsecured and the risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

The Company has no customer that individually comprised 10% or more of the outstanding balance of accounts receivable as of June 30, 2015 and 2016, respectively.

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

Concentration of foreign currency exchange rate risk

The Company’s exposure to foreign currency exchange rate risk primarily relates to monetary assets or liabilities held in foreign currencies. Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to USD, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. The exchange rate floating bands will remain the same as previously announced in the inter-bank foreign exchange market. The depreciation of the US dollars against RMB was approximately 0.42% and 0.64% for the years ended June 30, 2014 and 2015, respectively, and an appreciation of the US dollars against RMB was approximately 8.68% for the years ended June 30, 2016. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position, and the value of its shares in US dollars. An appreciation of RMB against the US dollar would result in foreign currency translation losses when translating the net assets of the Company from RMB into US dollar.

For the years ended June 30, 2014, 2015 and 2016, the net foreign currency translation gains (losses) resulting from the translation of RMB and SGD functional currencies to the U.S. dollar reporting currency recorded in other comprehensive income was $2,146, $(1,386) and $(48,841), respectively.

Recent accounting pronouncements

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

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”). ASU No. 2015-02 focuses on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. ASU No. 2015-02 simplifies consolidation accounting by reducing the number of consolidation models from four to two. In addition, the new standard simplifies the FASB Accounting Standards Codification and improves current guidance by: (i) placing more emphasis on risk of loss when determining a controlling financial interest; (ii) reducing the frequency of the application of related-party guidance when determining a controlling financial interest in variable interest entities (“VIEs”); (iii) changing consolidation conclusion for public and private companies in several industries that typically make use of limited partnerships or VIEs. ASU No. 2015-02 is effective for periods beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. The Company will adopt ASU No. 2015-02 on July 1, 2016, and does not expect the adoption of this update to have a material effect on the consolidated financial statements.

In April 2015, FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). The amendments in this update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this update. An entity should apply the new guidance on a retrospective basis, wherein the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance. Upon transition, an entity is required to comply with the applicable disclosures for a change in an accounting principle. These disclosures include the nature of and reason for the change in accounting principle, the transition method, a description of the prior-period information that has been retrospectively adjusted, and the effect of the change on the financial statement line items (that is, debt issuance cost asset and the debt liability). For public business entities, the amendments in ASU No. 2015-03 are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption of the amendments in ASU 2015-03 is permitted for financial statements that have not been previously issued. The Company has early adopted ASU 2015-03 on a retrospective basis. There were no prior-period adjustments made to the consolidated financial statements for the years ended June 30, 2014, 2015 and 2016, as there were no debt issuance costs incurred. In addition, the impact on current fiscal year’s consolidated financial statements was immaterial.

In July 2015, FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory (“ASU 2015-11”). The amendments in ASU 2015-11 do not apply to inventory that is measured using last-in, first-out (LIFO) or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out (FIFO) or average cost. An entity should measure inventory within the scope of ASU 2015-11 at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. For public business entities, the amendments in ASU 2015-11 are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company will adopt ASU 2015-11 on July 1, 2016, and does not expect the adoption of this update to have a material effect on the consolidated financial statements.

In August 2015, the FASB issued Accounting Standards Update 2015-14, which defers the effective date of ASU 2014-09 Revenue from Contracts with Customers (Topic 606) (" ASU 2014-09") one year, and would allow entities the option to early adopt the new revenue standard as of the original effective date. Issued in May 2014, ASU 2014-09 provided guidance on revenue recognition on contracts with customers to transfer goods or services or on contracts for the transfer of nonfinancial assets. ASU 2014-09 requires that revenue recognition on contracts with customers depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. For public companies, ASU 2014-09 would have been effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The standard provided for either the retrospective or cumulative effect transition method. The Company is currently assessing the impact of the adoption of ASU 2014-09 will have on its consolidated financial statements, if any.

In September 2015, the FASB issued ASU No. 2015-16 (“ASU 2015-16”), Business Combinations (Topic 805) Simplifying the Accounting for Measurement – Period Adjustments. ASU 2015-16 requires the acquirer to recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amount is determined. The acquirer is required to also record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. In addition, an entity is required to present separately on the face of the income statement or disclose in the notes to the financial statements the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For public business entities, ASU 2015-16 is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. The Company will adopt ASU 2015-16 on July 1, 2016, and does not expect the adoption of this update to have a material effect on the consolidated financial statements.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

In November 2015, the FASB issued ASU No. 2015-17 (“ASU 2015-17”), Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. The Company will adopt ASU 2015-17 on July 1, 2017, and does not expect this adoption of this update to have a material effect on the consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

On March 30, 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation: Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”), which relates to the accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows. This standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The new standard will be effective for the Company for the fiscal year beginning July 1, 2017. Early adoption is permitted. The Company is in the process of evaluating the impact of this accounting standard on its consolidated financial statements, but does not expect the impact of adoption to be material.

In August 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This new standard will make eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. The new standard is effective for fiscal years beginning after December 15, 2017, which means that it will be effective for the Company in the first quarter of the fiscal year beginning July 1, 2018. The new standard will require adoption on a retrospective basis unless it is impracticable to apply, in which case the Company would be required to apply the amendments prospectively as of the earliest date practicable. The Company is currently evaluating the impact of the pending adoption of ASU 2016-15 on its consolidated financial statements.

NOTE 3 -	BUSINESS COMBINATIONS

Acquisition of Bond

On April 1, 2013, the Company acquired 100% equity interest of the Bond Group, a Singapore headquartered mechanical and electrical solutions service contractor of residential, commercial or industrial building construction and renovation projects in Malaysia and Singapore. The nominal purchase price was $73,000 combined of cash and ordinary shares, with a total fair value of approximately $73,805 as of the acquisition date, which consisted of:

1)	Cash consideration of $36,500, of which $16,390 was paid in April 2013, $5,510 was paid in September 2013, and $14,600 was paid in September 2014; the cash consideration installments due in September 2013 and September 2014 had present values of $5,383 and $13,286, respectively as of the acquisition date.

2)	Share consideration consisting of 1,407,907 ordinary shares with a market value of $16,909 on April1, 2013 were issued and transferred by the Company on May 30, 2013;

3)	Incentive shares issuable to the selling shareholders (“Incentive Shares for Bond”) in two equal installments with acquisition-date fair values of $10,941 and $10,896, respectively. Issuance of Incentive Shares for Bond is subject to Bond achieving pre-determined net income performance targets. The Incentive Shares for Bond, if earned, are to be issued within 30 days after the filing of the Company’s annual report on Form 20-F for the fiscal years 2014 and 2015, respectively. The net income performance targets for the Incentive Shares for Bond are as follows:

	First installment	Second installment
Basis of performance target	Net income for the year ending December 31, 2013	Net income for the year ending December 31, 2014
Target net income	$8,806	$10,567
Nominal value of shares	$10,950	$10,950
Referencing share price to achieve the nominal value of shares	Average closing price of the Company’s shares during the trading days from October 1 to December 31, 2013	Average closing price of the Company’s shares during the trading days from October 1 to December 31, 2014

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

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

As the Incentive Shares for Bond and Premium Shares for Bond are not subject to any service condition of the selling shareholders, they were determined to be within the scope of ASC 820 (note 15). In accordance with ASC 815, “Derivatives and Hedging” (“ASC 815”), the Incentive and Premium Shares for Bond are not considered fixed-for-fixed and therefore, were classified as liabilities as of June 30, 2015. Until the contingency is resolved, the change in fair value of the Incentive Shares for Bond and Premium Shares for Bond are recognized in earnings. As of the acquisition date, the fair value of the contingent consideration ranges from $21,837 to $25,112, depending on whether the 20% - 25% CAGR performance targets disclosed above are achievable.

The acquisition date fair value of the considerations as of the acquisition date is summarized in the below table:

Considerations	Fair value as at April 1, 2013

1) Cash consideration (i)	$35,059
2) Ordinary shares	16,909
3) Incentive Shares for Bond (ii)	21,837
4) Premium Shares for Bond (iii)	-
Total consideration	$73,805

(i) The cash installments of $16,390, $5,510 and $14,600 were paid in May 2013, September 2013 and September 2014, respectively. There was no cash consideration outstanding as of June 30, 2016.

(ii) Bond achieved the performance target of the first and second installments of the Incentive Shares, and a total number of 648,697 and 461,107 shares were issued in October 2014 and December 2015, respectively. There was no incentive shares consideration outstanding as of June 30, 2016.

(iii) Bond also achieved the performance target of 25% and above CAGR growth for premium shares, hence a total number of 166,471 shares were issued in December 2015. There was no premium shares consideration outstanding as of June 30, 2016.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition:

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

April 1, 2013
Cash and cash equivalents	$4,460
Time deposits with original maturities over three months	7,486
Restricted cash	242
Accounts receivable	9,966
Cost and estimated earnings in excess of billings	6,340
Other receivables	886
Advances to suppliers	110
Inventories	133
Deferred tax assets	105
Assets held for sale	2,951
Property, plant and equipment	4,891
Prepaid land leases	5,884
Intangible assets	14,359
Investments in equity investees	261
Total identifiable assets acquired	58,074

Short-term bank loans	5,532
Accounts payable	8,654
Deferred revenue	2,315
Income tax payable	1,015
Other tax payable	142
Accrued liabilities	314
Deferred tax liabilities	3,791
Long-term bank loans	2,257
Total liabilities assumed	24,020

Net identifiable assets acquired	34,054

Goodwill	39,751
Net assets acquired	$73,805

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

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

NOTE 4 -	INVENTORIES

Components of inventories are as follows:

	June 30,
	2015	2016

Raw materials	$12,857	$12,975
Work in progress	8,157	12,770
Finished goods	13,692	10,656

	$34,706	$36,401

NOTE 5 -	ACCOUNTS RECEIVABLE

	June 30,
	2015	2016

Accounts receivable	$286,797	$279,650
Allowance for doubtful accounts	(34,259)	(42,471)

	$252,538	$237,179

The movements in allowance for doubtful accounts are as follows:

	June 30,
	2014	2015	2016

Balance at the beginning of year	$20,103	$25,691	$34,259
Additions	7,604	13,907	12,000
Written off	(2,104)	(5,499)	(714)
Translation adjustment	88	160	(3,074)

Balance at the end of year	$25,691	$34,259	$42,471

NOTE 6 -	COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS

	June 30,
	2015	2016

Contracts costs incurred plus estimated earnings	$827,955	$887,037
Less: Progress billings	(653,768)	(690,726)
Cost and estimated earnings in excess of billings	174,187	196,311

Less: Allowance for doubtful accounts	(8,850)	(6,383)

	$165,337	$189,928

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

As of June 30, 2015 and 2016, balances of $29,752 and $36,387 respectively, were related to contracts which have been completed but were still within the warranty period, of which $1,895 and $4,034, respectively, was expected to be collected after one year.

The movements in allowance for doubtful accounts are as follows:

	June 30,
	2014	2015	2016

Balance at the beginning of year	$2,362	$5,839	$8,850
Additions	3,471	3,085	(1,823)
Written off	-	(122)	-
Translation adjustment	6	48	(644)

Balance at the end of the year	$5,839	$8,850	$6,383

NOTE 7 -	PROPERTY, PLANT AND EQUIPMENT

A summary of property, plant and equipment is as follows:

	June 30,
	2015	2016

Buildings	$72,643	$71,037
Machinery	7,594	8,148
Software	6,263	7,377
Vehicles	4,012	3,886
Electronic and other equipment	25,942	23,704
Construction in progress	1,159	5,753
	$117,613	$119,905

Less: Accumulated depreciation	(37,391)	(39,967)

	$80,222	$79,938

Total property, plant and equipment with carrying values of $1,161 and $1,014 were pledged to secure short-term bank loans (note 13) as of June 30, 2015 and 2016, respectively.

Buildings with a total carrying value of $3,479 and $3,976 were pledged to secure lines of credits from various banks in the PRC and Malaysia as of June 30, 2015 and 2016, respectively.

Buildings and vehicles with a total carrying value of $32,077 and $28,984 were pledged to secure long-term bank loans as of June 30, 2015 and 2016, respectively (note 14).

Construction in progress consists of capital expenditures and capitalized interest charges related to the construction of facilities and assembly line projects and, in addition, as of June 30, 2016, the expenditures related to the Company’s information system constructions.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

The depreciation expenses for the years ended June 30, 2014, 2015 and 2016 were $7,051, $8,508 and $6,266, respectively.

Assets leased to others under operating leases

The Company has entered into an operating lease contract with a third party related to certain buildings owned with the carrying amount as shown below:

	June 30,
	2015	2016

Buildings leased to others - at original cost	$10,962	$10,086
Less: accumulated depreciation	(3,808)	(3,725)
Buildings leased to others - net	$7,154	$6,361

NOTE 8 -	PREPAID LAND LEASES

A summary of prepaid land leases is as follows:

	June 30,
	2015	2016

Prepaid land leases	$13,362	$12,641
Less: Accumulated amortization	(1,713)	(1,868)

	$11,649	$10,773

The amortization for the years ended June 30, 2014, 2015 and 2016 were $245, $197 and $281, respectively.

Of the total prepaid land leases, $5,112 and 4,593 as of June 30, 2015 and 2016, respectively, are pledged to secure the long-term bank loans (note 14).

The annual amortization of prepaid land leases for each of the five succeeding years is as follows:

Year ending June 30,
2017	$268
2018	268
2019	268
2020	268
2021	268

$1,340

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

NOTE 9 -	ACQUIRED INTANGIBLE ASSETS, NET

	June 30,
	2015			2016
	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value

Customer relationships	$3,155	(1,652)	1,503	$3,151	(2,308)	843
Order backlog	11,862	(11,672)	190	11,848	(11,835)	13

	$15,017	(13,324)	1,693	$14,999	(14,143)	856

The customer relationships and order backlog were related to Concord and Bond, which were acquired on July 1, 2011 and April 1, 2013, respectively. The amortization for the years ended June 30, 2014, 2015 and 2016 were $5,413, $4,454 and $814, respectively. The weighted-average remaining amortization periods for customer relationships, order backlog and total intangible assets are 1.3, 1.0 and 1.3 years as of June 30, 2016.

The annual amortization expense relating to the existing intangible assets for each of five succeeding years is as follows:

Year ending June 30,
2017	$575
2018	281
2019	-
2020	-
2021	-
$856

NOTE 10 -	GOODWILL

The changes in the carrying amount of goodwill are as follows:

	June 30,
	2015	2016

Balance at beginning of year	$66,640	$59,918
Goodwill impairment charge	(1,855)	-
Translation adjustment	(4,867)	(71)

Balance at the end of year	$59,918	$59,847

Concord, as a component of the M&E operating segment, is considered to be a reporting unit for goodwill impairment purposes as Concord constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of Concord. The amount of goodwill allocated to Concord was $25,141 and $25,111 as of June 30, 2015 and 2016, respectively, before any impairment charges. The Company engaged an independent third-party appraiser to perform the first step of the two-step goodwill impairment test. For the year ended June 30, 2015, the Company concluded that the carrying amount of Concord exceeded its fair value and continued to the second step to measure the amount of impairment loss and recorded a goodwill impairment charge of $1,855 under the caption of “Goodwill impairment charge” in the statement of comprehensive income. For the year ended June 30, 2016, the Company’s step one impairment test indicated that the fair value of Concord exceeded its carrying amount and thus no impairment was noted. The amount of goodwill allocated to Concord after impairment was $23,288 and $23,258 as of June 30, 2015 and 2016.

Estimating the fair value of Concord requires the Company to make assumptions and estimates regarding its future plans, market share, industry and economic conditions of the various geographical areas in which it operates which includes Singapore, Malaysia and the Middle East. In applying the discounted cash flow approach, key assumptions include the amount and timing of future expected cash flows, terminal value growth rates and appropriate discount rates. The Company estimates future expected cash flows for each geographical area in which it operates and calculates the net present value of those estimated cash flows using risk adjusted discount rates ranging from 13.5% to 16.4% (2015: 15.0% to 16.9%) and a terminal value growth rate was 2% (2015: 2%). If the discount rates adopted in 2016 increased or decreased by 1.0%, the fair value of Concord would decrease or increase by $3,018 and $3,527, respectively. If the terminal value growth rates adopted in 2016 increased or decreased by 1.0%, the fair value of Concord would increase or decrease by $1,871 and $1,611, respectively.

There are uncertainties surrounding the amount and timing of future expected cash flows as they may be impacted by negative events such as a slowdown in the mechanical and electrical engineering sector, deteriorating economic conditions in the geographical areas Concord operates in, political, economic and social uncertainties in the Middle East, increasing competitive pressures and fewer than expected mechanical and electrical solution contracts awarded to Concord. These events can negatively impact demand for Concord’s services and result in actual future cash flows being less than forecasted or delays in the timing of when those cash flows are expected to be realized. Further, the timing of when actual future cash flows are received could differ from the Company’s estimates, which are based on historical trends and does not factor in unexpected delays in project commencement or execution.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

The Company also performed a qualitative assessment with respect to Bond, the other reporting unit, to determine if it is more likely than not that the fair value of the reporting unit is less than its carrying amount. By identifying the most relevant drivers of fair value and significant events, and weighing the identified factors, the Company concluded that it was more likely than not that the fair value of the reporting unit exceeded its carrying amount of $36,633 and $36,589 as of June 30, 2015 and 2016, respectively.

NOTE 11 -	INVESTMENTS IN EQUITY AND COST INVESTEES

The following long-term investments were accounted for under either the equity method or the cost method as indicated:

June 30, 2015	Interest held	Long-term investment, at cost, less impairment	Share of undistributed profits	Advance to investee company	Total

Equity method

China Techenergy Co., Ltd.	40.00%	$9,814	(5,953)	48	3,909
Beijing Hollysys Electric Motor Co., Ltd.	40.00%	866	3,722	-	4,588
Beijing IPE Biotechnology Co., Ltd.	23.39%	1,613	2,185	-	3,798
Beijing Hollysys Machine Automation Co., Ltd.	30.00%	491	(491)	-	-
Southcon Development Sdn Bhd.	30.00%	238	(21)	-	217
		$13,022	(558)	48	12,512

Cost method

Shenhua Hollysys Information Technology Co., Ltd.	20.00%	$2,593	-	-	2,593
Heilongjiang Ruixing Technology Co., Ltd.	8.31%	1,773	-	-	1,773
Zhongjijing Investment Consulting Co., Ltd.	5.00%	-	-	-	-
Zhejiang Sanxin Technology Co., Ltd.	6.00%	98	-	-	98
		$4,464	-	-	4,464

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

June 30, 2016	Interest held	Long-term investment, at cost, less impairment	Share of undistributed profits	Advance to investee company	Total

Equity method

China Techenergy Co., Ltd.	40.00%	$9,030	1,077	44	10,151
Beijing Hollysys Electric Motor Co., Ltd.	40.00%	797	3,961	-	4,758
Beijing IPE Biotechnology Co., Ltd.	23.39%	1,484	2,213	-	3,697
Beijing Hollysys Machine Automation Co., Ltd.	30.00%	452	(452)	-	-
Southcon Development Sdn Bhd.	30.00%	224	(116)	-	108
		$11,987	6,683	44	18,714

Cost method

Shenhua Hollysys Information Technology Co., Ltd.	20.00%	$2,387	-	-	2,387
Heilongjiang Ruixing Technology Co., Ltd.	6.00%	1,631	-	-	1,631
Zhongjijing Investment Consulting Co., Ltd.	5.00%	-	-	-	-
Zhejiang Sanxin Technology Co., Ltd.	6.00%	90	-	-	90
		$4,108	-	-	4,108

For the year ended June 30, 2014, the Company recognized an impairment loss of RMB2,000 (equivalent to $325) against the investment in Zhongjijing Investment Consulting Co., Ltd. (“Zhongjijing”). As a result, the balance of investment in Zhongjijing was reduced to nil as of June 30, 2014. The Company expects that the recoverable amount of the investment in Zhongjijing to be nil.

The Company holds a 20% equity interest of Shenhua Hollysys Information Technology Co., Ltd. (“Shenhua Information”), but uses the cost method to account for the investment because:

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

For the year ended June 30, 2015, the Company received a dividend of $249 from Shenhua Hollysys Information Technology Co. Ltd.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

In April 2016, the Company’s equity interest in Heilongjiang Ruixing Technology Co., Ltd. was diluted from 8.31% to 6% due to cash injections made by the other investor. Accordingly, the Company continues to use the cost method to account for the investment.

For the year ended June 30, 2016, the Company recorded dividend income and a receivable of $1,109 from Heilongjiang Ruixing Technology Co., Ltd., out of which nil was received during the year ended as of June 30, 2016.

NOTE 12 -	WARRANTY LIABILITIES

	June 30,
	2015	2016

Beginning balance	$7,616	$10,387
Expense accrued	6,647	3,876
Expense incurred	(3,924)	(3,075)
Translation adjustment	48	(828)

	$10,387	$10,360

Less: current portion of warranty liabilities	(7,310)	(6,782)
Long-term warranty liabilities	$3,077	$3,578

NOTE 13 -	SHORT-TERM BANK LOANS

On June 30, 2015, the Company’s short-term bank borrowings consisted of revolving bank loans of $16,295 from several banks, which were subject to annual interest rates ranging from 1.5% to 5.12%, with a weighted average interest rate of 1.78%. Some of the short-term loans are secured by the pledge of guarantee amounting to $19,202 with restricted cash and buildings with carrying values of $18,041 and $1,161 as of June 30, 2015, respectively.

On June 30, 2016, the Company’s short-term bank borrowings consisted of revolving bank loans of $3,051 from several banks, which were subject to annual interest rates ranging from 0.8% to 5.12%, with a weighted average interest rate of 1.5%. Some of the short-term loans are secured by the pledge of guarantee amounting to $3,757 with restricted cash and buildings with carrying values of $2,743 and $1,014 as of June 30, 2016, respectively.

For the years ended June 30, 2014, 2015, and 2016, interest expenses on short-term bank loans amounted to $5, $286 and $211 respectively.

As of June 30, 2015, the Company had available lines of credit from various banks in the PRC and Malaysia amounting to $230,074, of which $68,435 was utilized and $161,639 is available for use. These lines of credit were secured by the pledge of restricted cash and buildings with a carrying value of $4,512 and $3,479, respectively.

As of June 30, 2016, the Company had available lines of credit from various banks in the PRC, Singapore and Malaysia amounting to $205,129, of which $72,592 was utilized and $132,537 is available for use. These lines of credit were secured by the pledge of restricted cash and buildings with a carrying value of $3,754 and $3,976, respectively.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

NOTE 14 -	LONG-TERM LOANS

		June 30,
		2015	2016

RMB denominated loan	(i)	8,996	-
USD denominated loan	(ii)	4,794	4,770
MYR denominated loan	(iii)	936	830
SGD denominated loan	(iv)	364	1,939
Convertible Bond	(v)	$19,572	$19,802
		34,662	27,341

Less: current portion		(14,111)	(6,833)

		$20,551	$20,508

i.	The RMB denominated loan is repayable in three installments with the last installment due on March 29, 2016. It carried an annual interest rate of 5.94% subject to yearly adjustments by reference to the benchmark rate over the same period announced by the People’s Bank of China with nil premiums. The loan was secured by a pledge of the headquarters facility in Beijing, comprising a prepaid land lease and buildings with an aggregate carrying value of $35,091 as of June 30, 2015. The Company repaid the loan in the year ended June 30, 2016 and is in the process of releasing pledges on the mortgaged buildings and prepaid land lease, with an aggregate carrying amount of $32,420 as of June 30, 2016.

ii.	The USD denominated loan is repayable in one installment by July 31, 2017. It carries an annual interest rate of 4.3%. The borrowing is secured by restricted cash amounting to $5,136 and $4,515 as of June 30, 2015 and 2016, respectively.

iii.	The MYR denominated loans are repayable in 2 to 82 installments with the last installment due in Aril 2023. For the year ended June 30, 2016, the effective interest rates ranged from 2.3 % to 7.15% per annum. The borrowings are secured by the mortgages of buildings, vehicles, and prepaid land leases in Malaysia, with an aggregate carrying value of $1,258 and $1,019 as of June 30, 2015 and 2016, respectively.

iv.	The SGD denominated loans are repayable in 10 to 64 installments with the last installment due on March 15, 2020. For the year ended June 30, 2016, the effective interest rates ranged from 2.6% to 2.8% per annum. The borrowing is secured by vehicles and restricted cash with a total carrying value of $840 and $3,148 as of June 30, 2015 and 2016, respectively.

v.	Convertible Bond

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

Conversion rate

The initial conversion rate at the time of the agreement is 38 ordinary shares per $1, and the initial conversion price is $26.35 per share. The initial conversion rate and conversion price are subject to subsequent adjustments with events that may dilute the unit price per share. Since the Company paid out a cash dividend of $0.40 per share in March 2015, the conversion rate and conversion price was adjusted to 38.84 ordinary shares per $1 and $25.75 per share, respectively.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

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

Registration rights agreement

The Company has filed a shelf-registration statement with the United States Securities and Exchange Commission with respect to the resale of any ordinary shares issued or issuable upon conversion of the Convertible Loan. The Company shall maintain the effectiveness of the registration statement for so long as any registrable securities remain issued and outstanding. In the event that the registration statement is not declared effective or ceases to remain continuously effective such that IFC is not able to utilize the prospectus to resell its ordinary shares, the Company shall pay a penalty equal to 0.5% of the aggregate principal amount of the Convertible Bond that was converted into unregistered ordinary shares then held by IFC. The maximum aggregate penalty payable to IFC shall be 5% of the aggregate principal amount of the Convertible Bond that was converted.

In accounting for the issuance of the Convertible Bond, the Company bifurcated the non-conversion compensation feature from the Convertible Bond in accordance with ASC 815-15-30-2. The bifurcated feature is accounted for as a liability at its fair value in each reporting period. The Company did not bifurcate the conversion option, as it is considered indexed to the entity’s own stock and meets the equity classification guidance in ASC 815-40-25, it is eligible for a scope exception from ASC 815 and does not need to be bifurcated from the underlying debt host instrument. At the commitment date, there was no beneficial conversion as the conversion price was higher than the stock price. The fees and expenses associated with the issuance of the Convertible Bond are recorded as a discount to the debt liability in accordance with ASU 2015-03, which the Company has early adopted in fiscal year ended June 30, 2015. The Convertible Bond, which is the proceeds net of fees and expenses payable to the creditor and the fair value of the bifurcated derivative, will be accreted to the redemption value on the maturity date using the effective interest method over the estimated life of the debt instrument. The registration right liability is accounted for in accordance with ASC 450-20 which defines that a liability should be recorded in connection with the registration rights agreement when it becomes probable that a payment under the registration rights agreement would be required and the amount of payment can be reasonably estimated. As of June 30, 2016, the Company did not recognize any liability related to the registration right.

The Company paid up-front fees related to the issuance of the Convertible Bond amounting to $349.

For fiscal year 2015 and 2016, the accretion of the Convertible Bond discount was $192 and $230, respectively.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

Scheduled principal payments for all outstanding long-term loans as of June 30, 2016 are as follows:

Year ending June 30,
2017	$6,992
2018	345
2019	19,885
2020	67
2021 and onwards	52
$27,341

For the years ended June 30, 2014, 2015, and 2016, interest expenses of long-term loans incurred amounted to $2,791, $1,535 and $1,193, of which $1,998, $1,535 and $1,193 was recorded as interest expenses, and $793, nil and nil was capitalized as construction in progress, respectively.

NOTE 15 -	FAIR VALUE MEASUREMENT

Financial instruments include cash and cash equivalents, time deposits with maturities over three months, accounts receivable, other receivables, amounts due to or from related parties, accounts payable, short-term bank loans, long-term bank loans and bifurcated derivative. The carrying values of these financial instruments, other than long-term bank loans and a bifurcated derivative (which is a recurring fair value measurement), approximate their fair values due to their short-term maturities. The carrying value of the Company’s long-term bank loans other than the Convertible Bond approximates its fair value as the long-term bank loans are subject to floating interest rates. These assets and liabilities, excluding cash and cash equivalents (which fall into level 1 of the fair value hierarchy), fall into level 2 of the fair value hierarchy. The carrying value of the Convertible Bond is $19,572 and $19,802 as of June 30, 2015 and 2016, respectively; whereas the fair value is $21,452 and $17,835 as of June 30, 2015 and 2016, respectively. The fair value measurement of the Convertible Bond falls into level 3 of the fair value hierarchy.

Assets and liabilities measured at fair value on a recurring basis as of June 30, 2015, and 2016 are stated below:

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

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

	June 30, 2016
	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Liabilities:

Non-conversion compensation feature related to the Convertible Bond(i)	$-	$-	$398	$398
Total liabilities measured at fair value on a recurring basis	$-	$-	$398	$398

(i)

The non-conversion compensation feature represents the fair value of the non-conversion compensation feature (note 14). The Company engaged an independent third-party appraiser to assist with the valuation of the feature. The Company is ultimately responsible for the fair value of the non-conversion compensation feature recorded in the consolidated financial statements. The Company adopted the binomial model to assess the fair value of such feature as of year-end. The non-conversion compensation feature is equal to the difference between the fair value of the whole Convertible Bond with the non-conversion compensation feature and the whole Convertible Bond without the non-conversion feature. The significant unobservable inputs used in the fair value measurement of the non-conversion compensation feature includes the risk-free rate of return, expected volatility, expected life of the Convertible Bond and expected ordinary dividend yield. The changes in fair value of the non-conversion compensation feature during fiscal year 2015 and 2016 are shown in the following table.

Fair value measurements as of June 30, 2016 using significant unobservable inputs
(Level 3)
Non-conversion compensation feature related to the Convertible Bond

Balance as at June 30, 2015	$305
Change in fair-value (included within other expenses, net)	93
Balance as of June 30, 2016	$398

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

(ii)	Acquisition-related consideration represents the fair value of Incentive Shares and Premium Shares for Bond (note 3). The fair value of the contingent consideration in connection with the acquisition was estimated using probability-weighted discounted cash flow models. Key assumptions include discount rate, a percent weighted-probability of Bond achieving net income performance targets and a percent weighted-probability of Bond achieving CAGR performance targets. As of June 30, 2015, Bond has achieved the net income performance target and the CAGR performance target. In addition, the referencing share price was determinable as of December 31, 2014 and the remaining input to the fair value of the Incentive and Premium Shares for Bond is the Company’s share price on the date of issuance, which is observable from an active market. Therefore, the fair value measurement of the acquisition-related consideration is transferred from Level 3 to Level 1 on December 31, 2014. In December 2015, all the remaining incentive shares and premium shares consideration were issued. As of June 30, 2015 and June 30, 2016, the fair value of the acquisition-related consideration in connection with Bond totaled $15,081 and nil, respectively.

Assets measured at fair value on a nonrecurring basis as of June 30, 2015 are stated below:

	June 30, 2015
	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets:

Goodwill(i)	$-	$-	$23,285	$23,285

Total assets measured at fair value on a non-recurring basis	$-	$-	$23,285	$23,285

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

(i) The Company’s goodwill of $23,285 is related to the acquisition of Concord and $36,633 is related to the acquisition of Bond (note 3). The Company engaged an independent third-party appraiser to assist with the valuation of the goodwill related to the Concord acquisition. The Company is ultimately responsible for the fair value of the goodwill related to Concord acquisition recorded in the consolidated financial statements. For the purposes of step one of the goodwill impairment test, the Company has adopted the income approach, in particular the discounted cash flow approach, to evaluate the fair value of the reporting unit. In applying the discounted cash flow approach, key assumptions include the amount and timing of future expected cash flows, terminal value growth rates and appropriate discount rates. For the purpose of step two of the goodwill impairment test, the Company has allocated the fair value of the reporting unit derived in step one to the assets and liabilities of the reporting unit, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The Company adopted the multi-period excess earnings model to evaluate the fair value of the intangible assets of the reporting unit, which was then used to compute the implied fair value of the goodwill via a residual approach. As a result, the Company recorded a goodwill impairment charge of $1,855 (Note 10).

NOTE 16 -	STOCKHOLDERS’ EQUITY

In August 2010, the Board of Directors adopted the 2010 Rights Plan. The 2010 Rights Plan provides for a dividend distribution of one preferred share purchase (the “Right”), for each outstanding ordinary share. Each Right entitles the shareholder to buy one share of the Class A Preferred Stock at an exercise price of $160. The Right will become exercisable if a person or group announces an acquisition of 20% or more of the outstanding ordinary shares of the Company, or announces commencement of a tender offer for 20% or more of the ordinary shares. In that event, the Right permits shareholders, other than the acquiring person, to purchase the Company’s ordinary shares having a market value of twice the exercise price of the Right, in lieu of the Class A Preferred Stock. In addition, in the event of certain business combinations, the Right permits the purchase of the ordinary shares of an acquiring person at a 50% discount. Right held by the acquiring person become null and void in each case. Unless terminated earlier by the Board of Directors, the 2010 Rights Plan will expire on September 27, 2020. There is no accounting impact related to the Right.

On May 30, 2013, October 29, 2014, and December 9, 2015, pursuant to the terms of the acquisition of Bond, the Company issued 1,407,907, 648,697 and 627,578 ordinary shares, respectively, as partial consideration (note 3).

On February 9, 2015, the Company declared a special cash dividend of $0.40 per share to the holders of the Company’s ordinary shares. The record date was February 23, 2015, and the dividend was paid on March 16, 2015.

NOTE 17 -	SHARE-BASED COMPENSATION EXPENSES

On September 20, 2007, the Company adopted the 2006 Stock Plan (the “2006 Plan”) which allows the Company to offer a variety of incentive awards to employees, officers, directors and consultants. Options to purchase 3,000,000 ordinary shares are authorized under the 2006 Plan. The Company issues new shares to employees, officers, directors and consultants upon share option exercise or share unit conversion.

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

Share options

The Company granted 696,000 share options in 2008 and 2009 under the 2006 Plan. All the share options had been vested and exercised by June 30, 2013.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

Performance options

Performance share options granted in 2012 (“2012 Performance Options”)

On February 20, 2012, performance share options to purchase 1,476,000 ordinary shares were granted to certain employees of the Company under the terms of the 2006 Plan. They were granted with an exercise price of $9.29 per share. These shares options have an expiry period of five years from the date of grant, and would vest subject to the service and performance conditions shown below:

•	For 60,000 options, if the Company’s Price/Earnings Ratio (“P/E”) achieves certain levels and the related investor relations performance targets are achieved during the 36 months after the grant date, 30,000 share options or 60,000 share options will vest depending on the related manager’s performance; The 60,000 options will cliff vest on the 36 month anniversary of the grant date, and will remain exercisable from the vesting date until the 60 month anniversary of the grant date. For this particular type of options, the Company recorded $206, $72 and nil as share-based compensation expenses in the years ended June 30, 2014, 2015 and 2016, respectively.

•

For 1,416,000 options, if the compound average growth rate of the Company’s Non-GAAP diluted earnings per share as defined in the 2006 Plan from the year ended June 30, 2011 to the year ended June 30, 2014 (the “EPS Threshold”) equals or exceeds 15%, but less than 20%, 944,000 options will vest over 24 to 48 months; if the EPS Threshold equals or exceeds 20%, but is less than 25%, an additional 236,000 options will vest over 48 months; if the EPS Threshold equals or exceeds 25%, an additional 236,000 options will vest over 48 months. Of the total 1,416,000 options, 283,200, 283,200 and 849,600 options will vest on the 24 month, 36 month, and 48 month anniversary of the grant date, respectively. The vesting schedule for such performance share options is as below:

EPS Threshold	Number of vested options	Months after the grant date
		24 months	36 months	48 months
Over 15% but below 20%	944,000	283,200	283,200	377,600
Equal or over 20% but below 25%	Additional 236,000	-	-	236,000
25% or above	Additional 236,000	-	-	236,000

	Total	283,200	283,200	849,600

The options will remain exercisable from the vesting date until the 60 month anniversary of the grant date. The EPS threshold was met as of June 30, 2014 for all of the 1,416,000 options and will vest over requisite service periods of 24 to 48 months. For this particular type of option, the Company recorded $1,222, $1,530 and $251 as share-based compensation expenses in years ended June 30, 2014, 2015 and 2016, respectively.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

A summary of the 2012 performance option activity under the 2006 Plan for the year ended June 30, 2016 is as follows:

2012 Performance Options	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value

Outstanding at June 30, 2015	1,333,500	$8.89	1.64	$20,189

Exercised	(612,000)	$8.89
Outstanding at June 30, 2016	721,500	$8.89	0.64	$6,118

Vested and expected to vest at June 30, 2016	721,500	8.89	0.64	6,118

Exercisable at June 30, 2016	721,500	8.89	0.64	6,118

The aggregated intrinsic value of the 2012 Performance Options exercised during the years ended June 30, 2014, 2015 and 2016 was nil, $2,383 and $6,026, respectively.

The aggregated vested-date fair value of 2012 Performance Options vested during years ended June 30, 2014, 2015, 2016 is $5,480, $6,497 and $15,650 respectively.

The Company recorded share-based compensation expense relating to 2012 performance share options of $2,654, $1,602 and $251 which is included in general and administrative expenses, for the years ended June 30, 2014, 2015 and 2016, respectively. As of June 30, 2016, all the share-based compensation expense related to the 2012 Performance Options has been recognized.

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

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

Performance options granted in 2015 (“2015 Performance Options”)

On May 14, 2015, certain employees of the Company were granted share-based compensation awards totaling 1,740,000 performance share options to purchase ordinary shares according to the terms of the 2015 Equity Plan. The exercise price of these options is $22.25 per share. The exercise price of the option will be adjusted in the event dividends are paid by the Company.

On the 24, 36, 48 month anniversary of the grant date, 30%, 30%, 40% of 1,160,000 performance options will vest if the Company’s annual growth rate of Non-GAAP diluted EPS for fiscal years 2015, 2016 and 2017 equals or exceeds 15% per annum. On the 48 month anniversary of the grant date, 50% of the remaining 580,000 options will vest if the Company’s CAGR of Non-GAAP diluted EPS for fiscal years 2015 to 2017 equals or exceeds 20%, and another 50% of the 580,000 performance options will vest if he Company’s CAGR of Non-GAAP diluted EPS for fiscal years 2015 to 2017 equals or exceeds 25%.

Moreover, for option grantees who are responsible for individual businesses, they have to meet the following additional criteria in each year, from fiscal years 2015 to 2017, to exercise the options in that particular year. The annual revenue growth rate compared to prior fiscal year must equal to or exceed 15%, 5%, 15% and 50% respectively for industrial automation (“IA”), rail transportation (“Rail”), mechanical and electrical solutions (“M&E”) and medical (“Medical”) revenue streams.

The vesting schedule for such performance share options is as below:

EPS Threshold	Number of vested options	Months after the grant date
		24 months	36 months	48 months
Annual growth rate over 15% but below 20%	1,160,000	348,000	348,000	464,000
CAGR equals or over 20% but below 25%	Additional 290,000	-	-	290,000
CAGR equals 25% or above	Additional 290,000	-	-	290,000

	Total	348,000	348,000	1,044,000

The 2015 Performance Options will remain exercisable from the vesting date until the 60 month anniversary of the grant date. The EPS threshold and the revenue growth thresholds for Rail and Medical were met for fiscal years ended June 30, 2015 and 2016, however, the revenue growth thresholds of IA and M&E was not achieved. The Company expects the annual growth rate of Non-GAAP diluted EPS for fiscal year 2017 will fall between 15% and 20%, in addition, the revenue growth thresholds are expected to be met for all revenue streams. Based on this expectation, 950,000 out of 1,740,000 2015 performance options are expected to be vested.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

A summary of the 2015 performance option activity for the year ended June 30, 2016 is as shown below:

2015 Performance Options	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value

Outstanding as at June 30, 2015 and 2016	1,740,000	22.25	3.87	-

Vested and expected to vest at June 30, 2016	950,000	22.25	3.87	-

Exercisable at June 30, 2016	-	$-	-	$-

The weighted averaged grant-date fair value of the 2015 performance options granted in fiscal year 2015 was $22.22.

There was no 2015 performance options vested or exercised during fiscal year 2015 and 2016.

The Company recorded share-based compensation expense relating to the 2015 performance options in the amount of $471 and $3,190 which is included in general and administrative expenses, in fiscal year 2015 and 2016, respectively. As of June 30, 2015 and 2016, total unrecognized share-based compensation expense of $10,293 and $6,033 related to 2015 performance options is expected to be recognized over a weighted average vesting period of 4.87 and 3.87 years, respectively.

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

Historically the Company adopted the Black-Scholes-Merton option pricing model to evaluate the fair value of share-based compensation awards. During the year ended June 30, 2015, the Company granted new performance options to its employees. The Company engaged an independent third-party appraiser to assist with the derivation of the fair value of the share-based compensation awards. The Company is ultimately responsible for the determination of all amounts related to share-based compensation recorded in the consolidated financial statements. Based on the information available, the Company concluded that the binomial option pricing model, a lattice model, will yield a better estimation of the fair value compared to the Black-Scholes-Merton option pricing model, which is a closed-form model. Hence, the Company changed the option-valuation technique to the binomial option pricing model for new share-based compensation awards granted after July 1, 2014 in accordance with ASC 718-10-55-20.

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

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

During the year ended June 30, 2014, the Company granted 52,500 restricted ordinary shares to certain directors under the 2006 Plan. All shares were granted on June 23, 2014. These restricted shares vest quarterly over a three-year period starting from the directors’ respective service inception date. Fair value of the restricted shares was determined with reference to the market closing price at grant date.

A summary of the restricted share activity for the year ended June 30, 2016 is as follows:

	Number of restricted shares	Weighted average grant-date fair value
Un-vested at June 30, 2015	31,875	23.95
Vested	(17,500)	23.95
Un-vested at June 30, 2016	14,375	23.95

The aggregated grant-date fair value of restricted shares vested during the years ended June 30, 2014, 2015 and 2016 were $290, $419 and $419 respectively. $290, $419 and $419 were recorded in general and administrative expenses as restricted share compensation expenses, for the years ended June 30, 2014, 2015 and 2016, respectively. As of June 30, 2016, the aggregated unrecognized compensation expense of $274 related to the restricted shares is expected to be recognized over a weighted-average vesting period of 0.66 years.

NOTE 18 -	EMPLOYEE BENEFITS

The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in China, a central provision fund run by the Singapore government in respect of its employees in Singapore, and an employment provident fund in respect of its employees in Malaysia. The expenses related to these plans were $16,150, $17,018 and $18,235 for the years ended June 30, 2014, 2015 and 2016, respectively. These schemes were accounted for as defined contribution plans.

NOTE 19 -	INCOME TAX

BVI

Hollysys, and its subsidiaries, namely GTH and Clear Mind, are incorporated in the BVI and are not subject to income tax under the relevant regulations.

Singapore

HI, HAP, CCPL, CEPL, BCPL and BMSG, the Company’s wholly owned subsidiaries incorporated in Singapore, are subject to Singapore corporate tax at a rate of 17% on the assessable profits arising from Singapore.

Malaysia

CESB, BMJB, and BMKL, the Company’s wholly owned subsidiaries incorporated in Malaysia, are subject to Malaysia corporate income tax at a rate of 25% on the assessable profits arising from Malaysia.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

Dubai

CCPL Dubai, the branch of the Company’s wholly owned subsidiary, CCPL, is a tax exempt company incorporated in Dubai, and no tax provision has been made for each of the years ended June 30, 2014, 2015 and 2016.

Hong Kong

World Hope and CSHK, the Company’s wholly owned subsidiaries incorporated in Hong Kong, are subject to Hong Kong profits tax at a rate of 16.5% on the assessable profits arising from Hong Kong. No provision for Hong Kong profits tax has been made in the statement of comprehensive income as there were sustained taxable losses arising from Hong Kong for each of the years ended June 30, 2014, 2015 and 2016.

Macau

CMDE, the Company’s wholly owned subsidiary incorporated in Macau, is subject to the Macau corporate income tax at a rate of 12% on the assessable profits arising from Macau, with an exemption up to MOP300. No provision for Macau profits tax has been made in the statement of comprehensive income as there were no assessable profits arising from Macau for each of the years ended June 30, 2014, 2015 and 2016.

India

HAIP, the Company’s wholly owned subsidiary incorporated in India, is subject to India corporate tax at a rate of 30% on its worldwide income. No provision for India profits tax has been made in the statement of comprehensive income as there were no taxable profits noted for each of the years ended June 30, 2014, 2015 and 2016.

Italy

HollyCon Italy, 99% owned by the Company and was incorporated in Italy, is subject to corporate income tax at the rate of 27.5% and regional production tax at the rate of 3.9% based on its worldwide income. No tax provision has been made on the statement of comprehensive income as there were no taxable profits noted for each of the years ended June 30, 2014, 2015 and 2016.

Qatar

This company is subject to the Qatar Corporate income tax at a rate of 10% on the assessable profit arising from Qatar. No provision for Qatar tax has been made in the statement of comprehensive income as there were no assessable profits noted from its date of incorporation to June 30, 2016.

PRC

The Company’s subsidiaries incorporated in the PRC are subject to PRC enterprise income tax (“EIT”) on their respective taxable incomes as adjusted in accordance with relevant PRC income tax laws. The PRC statutory EIT rate is 25%. The Company’s PRC subsidiaries are subject to the statutory tax rate except for the followings:

Beijing Hollysys

Beijing Hollysys was certified as a High and New Technology Enterprise (“HNTE”) which provides a preferential EIT rate of 15% for three calendar years from 2014 to 2016.

Further, Beijing Hollysys was qualified for the Key Software Enterprise status in 2016 and was entitled to a preferential tax rate of 10% for calendar year 2015. Beijing Hollysys will be subject to the statutory tax rate of 25% for the 2017 calendar year and onwards, if and when it fails to be certified or qualified as a HNTE or Key Software Enterprise in the future.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

Hangzhou Hollysys

Hangzhou Hollysys was certified as a HNTE which provides a preferential EIT rate of 15% for three calendar years from 2014 to 2016.

Further, Hangzhou Hollysys was qualified for the Key Software Enterprise status in 2016 and was entitled to a preferential tax rate of 10% for calendar year 2015. Hangzhou Hollysys will be subject to the statutory tax rate of 25% for the 2017 calendar year and onwards, if and when it fails to be certified or qualified as a HNTE or Key Software Enterprise in the future.

The Company’s income before income taxes consists of:

	Year ended June 30,
	2014	2015	2016

PRC	$97,931	$134,657	$142,900
Non-PRC	(6,619)	(9,430)	(5,158)

	$91,312	$125,227	$137,742

Income tax expense, most of which is incurred in the PRC, consists of:

	Year ended June 30,
	2014	2015	2016

Current income tax expense
PRC	22,055	16,074	10,590
Singapore	2,966	1,151	235
Hong Kong	-	2,279	2,776
Malaysia	267	1,690	1,099
	$25,288	$21,194	$14,700
Deferred income tax (benefit) expense
PRC	(4,868)	5,834	(196)
Singapore	(1,982)	(894)	(181)
Hong Kong	-		-
Malaysia	1,423	(94)	(85)
	$(5,427)	4,846	(462)
	$19,861	$26,040	$14,238

Reconciliation of the income tax expenses as computed by applying the PRC statutory tax rate of 25% to income before income taxes and the actual income tax expenses is as follows:

	Year ended June 30,
	2014	2015	2016
Income before income taxes	$91,312	$125,227	$137,742

Expected income tax expense at statutory tax rate in the PRC	22,828	31,307	34,436
Effect of different tax rates in various jurisdictions	2,709	1,286	2,109
Effect of preferential tax treatment	(5,027)	(12,453)	(12,296)
Effect of non-taxable income	(5,747)	(6,770)	(4,985)
Effect of additional deductible research and development expenses	(2,604)	(2,772)	(4,716)
Effect of non-deductible expenses	6,379	8,402	5,569
Effect of change in tax rate	-	(4,191)	(6,613)
Change in valuation allowance	2,075	1,475	540
Tax rate differential on deferred tax items	(2,193)	3,139	(587)
Withholding tax on dividend paid by subsidiaries	1,381	6,028	1,252
Recognition of temporary difference not recognized in previous years	284	323	-
Others	(224)	266	(471)
Total	$19,861	$26,040	$14,238

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

Had the above preferential tax treatment not been available, the tax charge would have been increased by $5,027, $12,453 and $12,296 and the basic net income per share would have been reduced by $0.09, $0.21 and $0.21 for the years ended June 30, 2014, 2015 and 2016, respectively, and the diluted net income per share for the years ended June 30, 2014, 2015 and 2016 would have been reduced by $0.09, $0.21 and $0.20, respectively.

The breakdown of deferred tax assets/liabilities caused by the temporary difference is shown as below:

	June 30,
	2015	2016

Deferred tax assets, current
Allowance for doubtful accounts	$6,885	$9,838
Inventory provision	148	205
Provision for contract loss	430	917
Long-term assets	14	13
Deferred revenue	5,737	3,522
Deferred subsidies	570	1,020
Warranty liabilities	1,109	1,322
Recognition of intangible assets	107	57
Accrued payroll	899	960
Net operating loss carry forward	5,843	6,361
Valuation allowance	(5,796)	(6,307)
Total deferred tax assets, current	$15,946	$17,908

Deferred tax liabilities, current
Costs and estimated earnings in excess of billings	$(12,685)	$(16,068)
Recognition of intangible assets	(1,246)	(1,060)
PRC dividend withholding tax	(4,653)	(3,010)
Others	(36)	(24)
Total deferred tax liabilities, current	$(18,620)	$(20,162)

Net deferred tax assets, current	$3,214	$6,659
Net deferred tax liabilities, current	$(5,888)	$(8,913)

Deferred tax assets, non-current
Long-term assets	$522	$699
Deferred subsidies	1,739	2,642
Recognition of intangible assets	63	(16)
Warranty liabilities	452	874
Total deferred tax assets, non-current	$2,776	$4,199

Deferred tax liabilities, non-current
Share of net gains of equity investees	$99	$(1,733)
Intangible assets and other non-current assets	(371)	(330)
Total deferred tax liabilities, non-current	$(272)	$(2,063)

Net deferred tax assets-non-current	$2,581	$2,195
Net deferred tax liabilities-non-current	$(77)	$(59)

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

As of June 30, 2016 the Company had incurred net losses of approximately $1,927, $34,004, $1,116 derived from entities in the PRC, Singapore and Hong Kong, respectively. The net losses in the PRC can be carried forward for five years, to offset future net profit for income tax purposes. The net losses in Singapore and Hong Kong can be carried forward without an expiration date. For the amount as of June 30, 2016, $1,927 will expire, if not utilized, from December 31, 2016 to 2020.

The Company operates mainly through its PRC subsidiaries and the valuation allowance is considered on an individual entity basis.

Under the EIT Law and the implementation rules, profits of the Company’s PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to a foreign holding company are subject to a withholding tax at 10% unless reduced by tax treaty. As of June 30, 2015 and 2016, the aggregate undistributed earnings from the Company’s PRC subsidiaries that are available for distribution are approximately RMB2,320,060 (equivalent to $355,454) and RMB2,907,542 (equivalent to $447,025), respectively. The Company expects to distribute a portion of the earnings (approximately RMB200,000 or $30,100) to holding companies located outside mainland China, and has hence accrued a withholding tax of $3,117 for the year ended June 30, 2016. The remaining undistributed earnings of the Company’s PRC subsidiaries are intended to be permanently reinvested, and accordingly, no deferred tax liabilities have been provided for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. As of June 30, 2015 and June 30, 2016, the total amounts of undistributed earnings generated from the Company’s PRC subsidiaries for which no withholding tax has been accrued were $268,793 and $372,040,  respectively. Deferred tax liabilities subject to recognize would have been approximately $20,508 and $30,832, respectively, if all such undistributed earnings planned to be distributed to the Company in full as of June 30, 2015 and June 30, 2016.

As of June 30, 2015 and June 30, 2016, the undistributed retained earnings generated from periods prior to January 1, 2008 were $63,716 and $63,716, respectively, which are not subject to withholding taxes.

The Chinese tax law grants the tax authorities the rights to further inspect companies’ tax returns retroactively in a three year period (up to five years under certain special conditions), which means theoretically the tax authorities can still review the PRC subsidiaries’ tax returns for the years ended December 31, 2011 through 2015. The tax law also states that companies will be liable to additional tax, interest charges and penalties if errors are found in their tax returns and such errors have led to an underpayment of tax.

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

There were no material interest or penalties incurred for and as of the years ended June 30, 2014, 2015 and 2016, respectively.

NOTE 20 -	INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share attributable to Hollysys for the years indicated:

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

	Year ended June 30,
	2014	2015	2016

Numerator:
Net income attributable to the Company - basic	$69,620	$96,527	$118,471

Net income attributable to the Company - diluted(i)	$69,620	$96,877	$119,121

Denominator:
Weighted average ordinary shares outstanding used in computing basic income per share	57,926,333	58,612,596	59,170,050
Effect of dilutive securities
Convertible Bond	-	644,850	776,800
Share options	482,623	839,425	642,184
Restricted shares	17,686	37,332	22,422
Weighted average ordinary shares outstanding used in computing diluted income per share	58,426,642	60,134,203	60,611,456

Income per share - basic	$1.20	1.65	2.00

Income per share - diluted	$1.19	1.61	1.97

(i) For the year ended June 30, 2015 and 2016, interest accretion related to the Convertible Bond of $350 and $650, respectively, is added back to derive net income attributable to the Company for computing diluted income per share.

Vested and unissued restricted shares of 60,625, 58,726 and 75,066 shares are included in the computation of basic and diluted income per share for the years ended June 30, 2014, 2015 and 2016, respectively.

For the year ended June 30, 2014, as the performance target was achieved for the first installment of the Incentive Shares for Bond, hence 648,697 shares were issuable as of June 30, 2014. These shares were included in the computation of basic and diluted income per share. However, the second installment of Incentive Shares for Bond and Premium Shares for Bond has been excluded from the computation of diluted income per share because the contingently issuable common shares would not be issued under the terms of the arrangement if the end of the reporting period were the end of the contingency period. For the year ended June 30, 2015, Bond has achieved the pre-determined performance target (note 3), and the second installment of Incentive Shares for Bond and Premium Shares for Bond with 461,107 shares and 166,471 shares respectively are issuable and have been included in the computation of basic and diluted income per share for year ended June 30, 2015.

NOTE 21 -	RELATED PARTY TRANSACTIONS

The related party relationships and related party transactions are listed as follows:

Related party relationships

Name of related parties	Relationship with the Company

Shenhua Hollysys Information Technology Co., Ltd. (“Shenhua Information”)	20% owned by Beijing Hollysys
China Techenergy Co., Ltd. (“China Techenergy”)	40% owned by Beijing Hollysys
Beijing Hollysys Electric Motor Co., Ltd. (“Electric Motor”)	40% owned by Beijing Hollysys
Beijing Hollysys Machine Automation Co., Ltd. (“Hollysys Machine”)	30% owned by Hollysys Investment
Heilongjiang Ruixing Technology Co., Ltd. (“Heilongjiang Ruixing”)	6% owned by Beijing Hollysys

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

Due from related parties

	June 30,
	2015	2016

China Techenergy	$34,472	$22,579
Shenhua Information	3,447	2,995
Hollysys Machine	1,158	1,367
Heilongjiang Ruixing	-	1,071

	$39,077	$28,012

The Company’s management believes that the collection of amounts due from related parties is reasonably assured and accordingly, no provision had been made for these balances.

Due to related parties

	June 30,
	2015	2016

China Techenergy	$837	$1,170
Shenhua Information	818	358
Electric Motor	49	112
Hollysys Machine	9	5

	$1,713	$1,645

Transactions with related parties

Purchases of goods and services from:

	Year ended June 30,
	2014	2015	2016

Hollysys Machine	$1,980	$914	$555
Electric Motor	14	50	354
Shenhua Information	323	368	-
China Techenergy	-	1	-

	$2,317	$1,333	$909

Sales of goods and integrated solutions to:

	Year ended June 30,
	2014	2015	2016

China Techenergy	$3,136	$21,936	$3,657
Shenhua Information	2,726	2,128	847
Hollysys Machine	921	512	235
Electric Motor	2	1	-

	$6,785	$24,577	$4,739

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

Operating lease income from:

	Year ended June 30,
	2014	2015	2016

Hollysys Machine	$65	$41	$40

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

Amounts due from and due to the related parties relating to the above transactions are unsecured, non-interest bearing and repayable on demand.

NOTE 22 -	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company leases premises under various operating leases. Rental expenses under operating leases included in the consolidated statements of comprehensive income were $2,067, $1,492 and $1,811 for the years ended June 30, 2014, 2015 and 2016, respectively.

Future minimum lease payments under non-cancelable operating leases with initial terms of one year or more consist of the following:

Years ending June 30,	Minimum lease payments

2017	$1,429
2018	441
2019	138
2020	84
2021 and onwards	15

Total minimum lease payments	$2,107

The Company’s lease arrangements have no renewal or purchase options, rent escalation clauses, restriction or contingent rents and are all conducted with third parties.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

Capital commitments

As of June 30, 2016, the Company had approximately $1,796 in capital obligations for the coming fiscal year, mainly for the Company’s information system construction.

Purchase obligation

As of June 30, 2016, the Company had $156,090 purchase obligations for the coming fiscal year, for purchases of inventories, mainly for fulfillment of in-process or newly entered contracts resulting from the expansion of the Company’s operations.

Performance guarantee and standby letters of credit

The Company had stand-by letters of credit of $40,800 and outstanding performance guarantees of $58,747 as of June 30, 2016, with restricted cash of $27,994 pledged to banks. The purpose of the stand-by letter of credit and performance guarantees is to guarantee that the performance of the Company’s deliveries reach the pre-agreed requirements specified in the integrated solutions contracts. The guarantee is to ensure the functionality of the Company’s own work. The disclosed amount of stand-by letters of credit and outstanding performance guarantees represent the maximum potential amount of future payments the Company could be required to make under such guarantees.

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

NOTE 23 -	OPERATING LEASES AS LESSOR

On April 3, 2013, Beijing Hollysys entered into an operating lease agreement to lease out one of its buildings located in Beijing. The lease term is for a period of 10 years from the commencement date of September 1, 2013 and will end on August 31, 2023. The minimum rental income in the next five years is shown as below:

Year ending June 30,	Minimum lease payments

2017	$1,464
2018	1,508
2019	1,553
2020	1,600
2021	1,648

Total minimum lease payments to be received in the next five years	$7,773

The minimum lease payment receivable after five years is $3,741.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

NOTE 24 -	SEGMENT REPORTING

The chief operating decision makers have been identified as the Chairman, Chief Executive Officer and Chief Financial Officer of the Company. The Company organizes its internal financial reporting structure based on its main product and service offerings.

Based on the criteria established by ASC 280, Segment Reporting (“ASC 280”), the Company has determined that the reportable segments of the Company consist of (1) IA, (2) Rail, (3) M&E and (4) miscellaneous, in accordance with the Company’s organization and internal financial reporting structure. The chief operating decision makers assess the performance of the operating segments based on the measures of revenues, costs and gross profit. Other than the information provided below, the chief operating decision makers do not use any other measures by segments.

Summarized information by segments for the years ended June 30, 2014, 2015, and 2016 is as follows:

	Year ended June 30, 2014
	IA	Rail	M&E	Miscellaneous	Consolidated

Revenues from external customers	$224,366	178,134	108,846	9,986	521,332
Costs of revenue	143,645	104,055	93,459	4,550	345,709

Gross profit	$80,721	74,079	15,387	5,436	175,623

	Year ended June 30, 2015
	IA	Rail	M&E	Miscellaneous	Consolidated

Revenues from external customers	$213,252	193,274	110,030	14,823	531,379
Costs of revenue	119,520	97,503	93,452	6,502	316,977

Gross profit	$93,732	95,771	16,578	8,321	214,402

	Year ended June 30, 2016
	IA	Rail	M&E	Miscellaneous	Consolidated

Revenues from external customers	$182,901	240,310	95,277	25,837	544,325
Costs of revenue	113,314	131,043	82,900	11,342	338,599

Gross profit	$69,587	109,267	12,377	14,495	205,726

The Company’s assets are shared among the segments thus no assets have been designated to specific segments.

The majority of the Company’s revenues and long-lived assets other than goodwill and acquired intangible assets are derived from and located in the PRC. The following table sets forth the revenues by geographical area:

	Year ended June 30,
	2014	2015	2016

Revenues:
PRC	$393,596	$410,644	$443,256
Non-PRC (including Hong Kong)	127,736	120,735	101,069

	$521,332	$531,379	$544,325

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

The following table sets forth the long-lived assets other than goodwill and acquired intangible assets by geographical area:

	June 30,
	2015	2016

Long-lived assets other than goodwill and acquired intangible assets
PRC	$95,779	$100,454
Non-PRC (including Hong Kong)	13,068	13,079

	$108,847	$113,533

NOTE 25 -	SUBSEQUENT EVENTS

In July 2016, the Company’s subsidiary, Hollycon, issued shares for an aggregate cash consideration of $30,943 to two new investors of which $7,736 of the proceeds were received prior to the year ended June 30, 2016. Further, the Company disposed of 0.6% of its equity interest in Hollycon for cash consideration of $464, which was received prior to the year ended June 30, 2016. The result of these two transactions resulted in dilution of the Company’s equity interest in Hollycon from 51% to 30% and loss of control. As the Company is able to exercise significant influence, they will use the equity method to account for their continuing investment in Hollycon.

On August 11, 2016, the Board of Directors approved a regular cash dividend policy pursuant to which future cash dividends are expected to be paid to holders of the Company’s ordinary shares on an annual basis out of funds legally available for such purpose. The declaration and payment of future dividends including the dividend for 2016 will be at the discretion of the Board of Directors.

NOTE 26 -	ENDORSEMENT OF NOTE RECEIVABLES

The Company endorsed bank acceptance bills to its suppliers as a way of settling accounts payable. The total endorsed but not yet due bank acceptance bills amounted to $37,669 and $31,991 as of June 30, 2015 and 2016, respectively. The endorsement of bank acceptance bills qualify as deemed sales of financial assets according to ASC 860, Transfer and Servicing (“ASC 860”) because the bank acceptance bills have been isolated from the Company upon transfer, the transferee of the bank acceptance bills have the rights to pledge or exchange, and the Company has no control over the bank acceptance bills upon endorsement. As a result, bank acceptance bills are derecognized at the time of endorsement.

NOTE 27 -	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Under the PRC laws and regulations, the Company’s PRC subsidiaries’ ability to transfer net assets in the form of dividend payments, loans, or advances are restricted. The amount restricted was RMB497,789 (equivalent to $73,209) and RMB538,113 (equivalent to $79,500) as of June 30, 2015, and 2016, respectively.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

The following represents condensed unconsolidated financial information of the parent company only:

CONDENSED BALANCE SHEETS

	June 30,
	2015	2016
ASSETS
Current assets:
Cash and cash equivalents	$8,437	$8,571
Time deposits with original maturities over three months	14,721	-
Amounts due from subsidiaries	114,311	72,303
Prepaid expenses	50	63
Total current assets	137,519	80,937

Investments in subsidiaries	532,136	669,326
Total assets	$669,655	$750,263

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and related expense	$18	$9
Accrued liabilities	323	426
Amounts due to subsidiaries	70,642	55,869
Total current liabilities	70,983	56,304

Long-term loan	19,572	19,802
Total liabilities	90,555	76,106

Equity:

Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 58,358,521 and 59,598,099 shares issued and outstanding as of June 30, 2015 and 2016, respectively	58	60
Additional paid-in capital	192,768	215,403
Retained earnings	348,689	467,160
Accumulated other comprehensive income (loss)	37,585	(8,466)
Total equity	579,100	674,157

Total liabilities and equity	$669,655	$750,263

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended June 30,
	2014	2015	2016

General and administrative expenses	$3,721	$3,169	$4,484
Loss from operations	(3,721)	(3,169)	(4,484)

Other expense, net	-	(35)	(93)
Interest income	-	1	80
Interest expenses	-	(463)	(705)
Foreign exchange gains (losses)	263	238	(719)
Equity in profit of subsidiaries	$73,078	$99,955	$124,392
Income before income taxes	69,620	96,527	118,471
Income tax expenses	-	-	-
Net income	69,620	96,527	118,471

Other comprehensive income, net of tax of nil
Translation adjustment	2,140	(1,427)	(46,052)
Comprehensive income	$71,760	$95,100	$72,419

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2014, 2015 AND 2016 – continued

(Amounts in thousands except for number of shares and per share data)

CONDENSED STATEMENTS OF CASH FLOWS

	Year ended June 30,
	2014	2015	2016

Net cash used in operating activities	$-	$(397)	$(1,697)

Net cash used in investing activities	-	$(4,402)	$11,390

Net cash provided by financing activities	$-	$13,236	$(9,559)

Net increase in cash and cash equivalents	$-	$8,437	$134
Cash and cash equivalents, beginning of year	$-	$-	$8,437
Cash and cash equivalents, end of year	$-	$8,437	$8,571

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

