Form 20-F
period 2017-06-30
Hollysys Automation Technologies, Ltd.
filed 2017-09-22
CIK 1357450

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2017

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report (June 30, 2017): 60,342,099 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

ANNUAL REPORT ON FORM 20-F

FOR THE FISCAL YEAR ENDED JUNE 30, 2017

2

USE OF CERTAIN DEFINED TERMS

Except as otherwise indicated by the context, references in this annual report to:

•	“Hollysys,” “we,” “us,” or “our,” and the “Company,” refer to the combined business of Hollysys Automation Technologies Ltd., a BVI company, and its consolidated subsidiaries, HI, HAP, HAIP, Bond Group, Concord Group, CSHK, CMDE, CECL, GTH, Clear Mind, World Hope, Helitong, Hollysys Group, Hangzhou Hollysys, Hangzhou System, Hollysys Intelligent, Beijing Hollysys, Hollysys Electronics, Xi’an Hollysys and Hollysys Investment;

•	“HI” refers to Hollysys International Pte. Limited, a Singapore company;

•	“HAP” refers to Hollysys (Asia Pacific) Pte. Limited, a Singapore company;

•	“HAIP” refers to Hollysys Automation India Private Limited, an India Company;

•	Bond Group” refers to a group of our subsidiaries, including Bond Corporation Pte. Ltd., a Singapore company (“BCPL”), Bond M&E Pte. Ltd., a Singapore Company (“BMSG”), Bond M&E Sdn. Bhd., a Malaysia company (“BMJB”), and Bond M&E (K.L.) Sdn. Bhd., a Malaysia company (“BMKL”);

•	“Concord Group” refers to a group of our subsidiaries, including Concord Corporation Pte. Ltd. (“CCPL”), a Singapore company, and CCPL’s subsidiaries, Concord Electrical Pte. Ltd., a Singapore company (“CEPL”), Concord Electrical Sdn. Bhd., a Malaysia company (“CESB”), Concord Corporation Pte. Ltd, Dubai Branch (“CCPL Dubai”) Concord Electrical Contracting Ltd., a Qatar company(“CECL”), and Concord M Design and Engineering Company Ltd, a Macau company(“CMDE”);

•	“CSHK” refers to Concord Solutions (HK) Limited, a Hong Kong company;

•	“GTH” refers to Gifted Time Holdings Limited, a BVI company;

•	“Clear Mind” refers to Clear Mind Limited, a BVI company;

•	“World Hope” refers to World Hope Enterprises Limited, a Hong Kong company;

•	“Helitong” refers Beijing Helitong Science & Technology Exploration Co., Ltd., a PRC company;

•	“Hollysys Group” refers to Beijing Hollysys Group Co., Ltd., formerly known as Beijing Hollysys Science & Technology Co., Ltd, a PRC company;

•	“Hangzhou Hollysys” refers to Hangzhou Hollysys Automation Co., Ltd., a PRC company;

•	“Hangzhou System” refers to Hangzhou Hollysys System Engineering Co., Ltd., a PRC company;

•	“Hollysys Intelligent” refers to Beijing Hollysys Intelligent Technologies Co., Ltd., formerly named as Beijing Hollysys Automation & Drive Co., Ltd., a PRC company;

•	“Beijing Hollysys” refers to Beijing Hollysys Co., Ltd., a PRC company;

•	“Hollysys Electronics” refers to Beijing Hollysys Electronics Technology Co., Ltd., a PRC company;

•	“Xi’an Hollysys” refers to Xi’an Hollysys Co., Ltd, a PRC company;

•	“Hollysys Investment” refers to Hollysys (Beijing) Investment Co., Ltd., a PRC company;

•	“RMB” and “CNY” refer to Renminbi, the legal currency of China; “SGD” and “S$” refer to the Singapore dollar, the legal currency of Singapore; “US dollar,” “$” and “US$” refer to the legal currency of the United States; “MYR” refers to the Malaysian Ringgit, the legal currency of Malaysia; “AED” refers to the United Arab Emirates Dirham, the legal currency of United Arab Emirates; “HKD” refers to the Hong Kong dollar, the legal currency of Hong Kong; “MOP” refers to the Macau Pataca, the legal currency of Macau; “INR” refers to the Indian Rupee, the legal currency of India; and “QAR” refers to the Qatar Riyal, the legal currency of Qatar;

•	“BVI” refers to the British Virgin Islands;

•	“China” and “PRC” refer to the People’s Republic of China;

•	“Hong Kong” and “Hong Kong SAR” refer to the Hong Kong Special Administrative Region of China;

•	“Macau” refers to the Macau Special Administrative Region of China;

•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended; and

•	“Securities Act” refers to the Securities Act of 1933, as amended.

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

The following table presents selected financial data regarding our business. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5, “Operating and Financial Review and Prospects.”  The selected consolidated statement of comprehensive income data for the fiscal years ended June 30, 2015, 2016 and 2017 and the consolidated balance sheet data as of June 30, 2016 and 2017 have been derived from the audited consolidated financial statements of Hollysys that are included in this annual report beginning on page F-1. The selected statement of comprehensive income data for the fiscal years ended June 30, 2013 and 2014, and balance sheet data as of June 30, 2013, 2014 and 2015 have been derived from our audited financial statements that are not included in this annual report.

The audited consolidated financial statements for the years ended June 30, 2015, 2016 and 2017 are prepared and presented in accordance with generally accepted accounting principles in the United States, or US GAAP.  The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes of Hollysys contained elsewhere herein.  The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

Financial information in this report is reported in United States dollars, the reporting currency of the Company.

(In USD thousands, except share numbers and per share data)

	Years ended June 30,
	2013	2014	2015	2016	2017
Statement of Comprehensive Income Data
Revenue	349,055	521,332	531,379	544,325	431,943
Operating income	57,702	98,407	130,107	120,583	60,270
Income before income taxes	60,618	91,312	125,227	137,742	83,355
Net income attributable to Hollysys	51,994	69,620	96,527	118,471	68,944
Add: Share-based compensation expenses	1,599	2,986	2,492	3,860	464
Amortization of intangible assets	2,848	5,413	4,454	818	581
Acquisition-related consideration fair value adjustments	1,163	8,920	(166)	(1,745)	-
Fair value adjustments of a bifurcated derivative	-	-	35	93	89
Non-GAAP net income attributable to Hollysys	57,605	86,939	103,342	121,497	70,078
Weighted average ordinary shares:
Basic	56,167,592	57,926,333	58,612,596	59,170,050	60,189,004
Diluted	56,412,469	58,426,642	60,134,203	60,611,456	61,011,510
Earnings per share:
Basic	0.93	1.20	1.65	2.00	1.15
Diluted	0.92	1.19	1.61	1.97	1.14
Non-GAAP earnings per share:
Basic	1.03	1.50	1.76	2.05	1.16
Diluted	1.02	1.49	1.72	2.02	1.16

Balance Sheet Data
Total current assets	546,448	729,893	806,640	827,310	865,356
Total assets	744,633	926,695	983,686	1,004,156	1,058,254
Total current liabilities	268,452	398,891	374,596	297,326	302,978
Total liabilities	329,158	434,637	398,301	321,471	334,714

Net assets	415,475	492,058	585,385	682,685	723,540
Non-controlling interests	1,747	3,583	6,285	8,529	21
Stockholders’ equity	413,728	488,475	579,100	674,156	723,519

In evaluating our results, the non-GAAP measures of “Non-GAAP general and administrative expenses (“Non-GAAP G&A expenses”)”,“Non-GAAP cost of integrated contracts”, “Non-GAAP other income (expenses), net”, “Non-GAAP interest expenses”, “Non-GAAP net income attributable to Hollysys” and “Non-GAAP earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with US GAAP. We believe these non-GAAP measures are useful to investors as they exclude: 1) share-based compensation expenses, 2) amortization of intangible assets, 3) acquisition-related consideration fair value adjustments and 4) fair value adjustments of a bifurcated derivative. All of above will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders have a better understanding of our operating results and growth prospects. In addition, given the business nature of Hollysys, it has been a common practice for investors and analysts to use such non-GAAP measures to evaluate the Company. Specifically, the non-GAAP measures excluded the following items:

1) Share-based compensation expenses, which are calculated based on the number of shares or options granted and the fair value as of grant date.

2) Amortization of intangible assets, which is a non-cash expense relating primarily to acquisitions. At the time of an acquisition, the identifiable definite-lived intangible assets of the acquired company, such as customer relationships and order backlog, are valued and amortized over their estimated lives. Value is also assigned to the acquired indefinite-lived intangible assets, which comprise goodwill that are not subject to amortization.

3) Acquisition-related consideration fair value adjustments are accounting adjustments to report contingent share consideration liabilities at fair value and cash consideration at present value. These adjustments can be highly variable and are excluded from our assessment of performance because they are considered non-operational in nature and, therefore, are not indicative of current or future performance or ongoing costs of doing business.

4) Fair value adjustments of a bifurcated derivative are accounting adjustments to report the change of fair value of the feature bifurcated as a derivative from the underlying host instrument of a convertible bond, and accounted for as a liability at its fair value.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

(In USD thousands, except share numbers and per share data)

	Years ended June 30,
	2013	2014	2015	2016	2017
Cost of integrated contracts	218,586	330,039	300,332	310,545	277,476
Less: Amortization of intangible assets	2,848	5,413	4,454	818	581
Non-GAAP cost of integrated contracts	215,738	324,626	295,878	309,727	276,895

G&A expenses	29,648	39,716	50,786	45,832	44,297
Less: Share-based compensation expenses	1,599	2,986	2,492	3,860	464
Non-GAAP G&A expenses	28,049	36,730	48,294	41,972	43,833

Other income (expenses), net	80	(6,452)	2,601	4,061	1,722
Add: Acquisition-related incentive share contingent consideration fair value adjustments	855	7,989	(368)	(1,745)	-
Add: Fair value adjustments of a bifurcated derivative	-	-	35	93	89
Non-GAAP other income, net	935	1,537	2,268	2,409	1,811

Interest expenses	(2,170)	(1,998)	(1,821)	(1,404)	(938)
Add: Acquisition-related cash consideration adjustments	308	931	202	-	-
Non-GAAP interest expenses	(1,862)	(1,067)	(1,619)	(1,404)	(938)

Net income attributable to Hollysys	51,994	69,620	96,527	118,471	68,944
Add: Share-based compensation expenses	1,599	2,986	2,492	3,860	464
Amortization of intangible assets	2,848	5,413	4,454	818	581
Acquisition-related consideration fair value adjustments	1,163	8,920	(166)	(1,745)	-
Fair value adjustments of a bifurcated derivative	-	-	35	93	89
Non-GAAP net income attributable to Hollysys	57,605	86,939	103,342	121,497	70,078
Weighted average number of ordinary shares outstanding used in computation:
Basic	56,167,592	57,926,333	58,612,596	59,170,050	60,189,004
Diluted	56,412,469	58,426,642	60,134,203	60,611,456	61,011,510
Non-GAAP earnings per share:
Basic	1.03	1.50	1.76	2.05	1.16
Diluted	1.02	1.49	1.72	2.02	1.16

Exchange Rate Information

A majority of our business is conducted in China. We also operate in Singapore, Malaysia and several other jurisdictions in Asia and Middle East through HAP, Concord Group, and Bond Group. We use US dollars as our reporting currency in our financial statements in this annual report. For entities whose functional currencies are not US dollars, assets and liabilities are translated into US dollars at the balance sheet date rates; equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year as published by the International Monetary Fund. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statement of comprehensive income and changes in equity. Transactions and amounts in other parts of this annual report in foreign currencies recorded at the rates of exchange prevailing when the transactions occurred. With respect to amounts not recorded in our consolidated financial statements but included elsewhere in this annual report, all conversion between RMB and US dollars were made at a rate of RMB 6.7875 to $1.00, and all conversion between Singapore dollars and US dollars were made at a rate of SGD 1.3872 to $1.00, as set forth by the International Monetary Fund. We make no representation of any kind that RMB, Singapore dollar, US dollar or any other currency referenced in this report could have been, or could be, converted into the other stated currencies at the rates stated below, any particular rate, or at all. The Chinese government imposes control over its foreign-currency reserves through both direct regulation concerns conversion of RMB into foreign exchange and through restrictions on foreign trade. On September 18, 2017, the closing rate for using RMB and SGD to buy $1.00 was 6.5565 and 1.3440 respectively, as set forth by the International Monetary Fund.

The following table sets forth information concerning exchange rates between the RMB, Singapore dollars and the US dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report on Form 20-F or will use in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate between RMB and US$				Exchange Rate between SGD and US$
Period	Period End	Average	Low	High	Period End	Average	Low	High
Calendar year 2012	6.2301	6.2990	6.2221	6.3879	1.2214	1.2492	1.2973	1.2159
Calendar year 2013	6.0537	6.1478	6.0537	6.2438	1.2622	1.2511	1.2203	1.2831
Calendar year 2014	6.2046	6.1620	6.0402	6.2591	1.3244	1.2665	1.2376	1.3244
Calendar year 2015	6.4778	6.2827	6.1870	6.4896	1.4166	1.3746	1.3171	1.4337
Calendar year 2016	6.9430	6.6400	6.4480	6.9580	1.4465	1.3800	1.3366	1.4522
January 2017	6.8768	6.8907	6.8360	6.9575	1.4095	1.4276	1.4095	1.4498
February 2017	6.8665	6.8694	6.8517	6.8821	1.3990	1.4137	1.3990	1.4235
March 2017	6.8832	6.8940	6.8687	6.9132	1.3967	1.4049	1.3926	1.4192
April 2017	6.8900	6.8876	6.8778	6.8988	1.3970	1.3983	1.3927	1.4045
May 2017	6.8098	6.8843	6.8098	6.9060	1.3833	1.3951	1.3816	1.4112
June 2017	6.7793	6.8066	6.7793	6.8382	1.3765	1.3834	1.3718	1.3912
July 2017	6.7240	6.7694	6.7240	6.8039	1.3559	1.3707	1.3559	1.3850
August 2017	6.5888	6.6670	6.5888	6.7272	1.3565	1.3608	1.3520	1.3676
September 18, 2017	6.5565	6.5289	6.4483	6.5769	1.3440	1.3470	1.3370	1.3551

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

One important aspect of our expansion has been and will be the use of acquisitions, which may include acquiring an operating business or specific assets. Examples of this strategy have been the acquisitions of Concord Group in 2011 and Bond Group in 2013. As with any acquisition, we will have to integrate the business with our operations so as to achieve the value of our investment. Accommodating different business cultures, operating systems and product lines, as well as understanding and implementing different regulatory issues, often takes time and can result in unexpected expenses. Acquisitions are not always successful, resulting in unintended expenses and write-downs. Any failure to smoothly integrate acquired businesses and technologies may adversely affect our business operations.

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

The Company’s goodwill outstanding as of June 30, 2017 was assessed to be impaired by $11.2 million, it may be further impaired in the future depending on the future market development and the outcome of the operating in Singapore, Malaysia and the Middle East.

The goodwill outstanding as of June 30, 2017 was related to the acquisition of Concord Group in 2011 and Bond Group in 2013. Based on our quantitative assessment, the goodwill related to Concord Group acquisition was impaired by $11.2 million as of June 30, 2017. The fair value of Concord Group is highly dependent on the future market development and the outcome of the operating in Singapore, Malaysia and the Middle East. Slowing down in mechanical and electrical engineering sector, or fewer than expected contract awards to Concord Group may result in further goodwill impairment in the future.

We performed a qualitative and the two-step assessment for Bond Group in 2017 and evaluated all relevant factors, weighed all factors in their entirety and concluded that no impairment charge for Bond Group was needed as of June 30, 2017.

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

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the Company’s internal controls over financial reporting in their annual reports and the independent registered public accounting firm auditing a company’s financial statements to attest to and report on the operating effectiveness of such company’s internal controls. No material weakness has been identified as of June 30, 2017. In the event we identify material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements.

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

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, effective on January 1, 2008, and the Announcement on Several Issues Related to Enterprise Income Tax for Indirect Asset Transfer by Non-PRC Resident Enterprises, or SAT Announcement 7, effective on February 3, 2015, issued by the SAT, if a non-resident enterprise transfers the equity interests of or similar rights or interests in overseas companies which directly or indirectly own PRC taxable assets through an arrangement without a reasonable commercial purpose, but rather to avoid PRC corporate income tax, the transaction will be re-characterized and treated as a direct transfer of PRC taxable assets subject to PRC corporate income tax. SAT Announcement 7 specifies certain factors that should be considered in determining whether an indirect transfer has a reasonable commercial purpose. However, as SAT Announcement 7 is newly issued, there is uncertainty as to the application of SAT Announcement 7 and the interpretation of the term “reasonable commercial purpose.”

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

The Board of Directors decides if and when the Company will pay cash dividends. On August 11, 2016, the Board of Directors approved a regular cash dividend policy pursuant to which future cash dividends are expected to be paid to holders of the Company’s ordinary shares on an annual basis out of funds legally available for such purpose. However, the declaration and payment of future dividends will be at the discretion of the Board, and will depend upon many factors, including the Company’s financial condition, earnings, capital requirements of its businesses, legal requirements, regulatory constraints, industry practice, and other factors that the Board deems relevant.

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

On July 1, 2011, we purchased 100% of the equity of Concord Group for a combination consideration of cash and stock for a total value of approximately $42.9 million. Concord Group provides electric solutions with end-to-end design, engraving, engineering, procurement, project management, construction and commissioning, and maintenance, active in the rail industry in Singapore, Qatar, UAE and Saudi Kingdom and the building retrofit market in Singapore.

On April 1, 2013, we purchased 100% of the equity of Bond Group for a purchase price of approximately US$73 million, payable 50% in cash and 50% in ordinary shares of Hollysys. The stock will be issued to the Bond Group shareholders in three installments over three years, 60% of which are incentive shares and will be based on certain performance targets for calendar years 2013 and 2014. Additional ordinary shares, as a premium on performance, will be issuable to the Bond Group shareholders, if Bond Group outperforms the established targets, but the premium will not exceed 15% of the total incentive shares in any case. The operating results of Bond Group have been included in our consolidated financial statements effective from April 1, 2013. Bond Group provides complete mechanical and electrical solutions with end to end capabilities in design, engineering, procurement, project management, construction and commissioning, and maintenance to a wide array of industries, including factories, data centers, banks, hospitals, airports, power stations, gas and instrumentation plants, hotels, commercial centers, residential buildings and infrastructure works. We seek to take advantage of Bond Group’s strong presence and brand name in Southeast Asia and to strengthen our Southeast Asian business.

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

In July 2016, Beijing Hollycon Medicine & Technology. Co., Ltd. (“Hollycon”), previously as one of the Company’s subsidiaries, issued new shares for an aggregate cash consideration of $30,943 to two new third investors. At the same time, the Company disposed 0.6% of its equity interest in Hollycon for cash consideration of $464. These two transactions resulted in dilution of the Company’s equity interest in Hollycon from 51% to 30%. According to the revised article of association, Hollycon will be managed by a board of directors comprising of a total 5 members, of which, the Company can appoint two directors while the other three shareholders can appoint one director each. The Company can also appoint the chairman of the board. All major management and operation decision need be approved by the board and requires approval by at least 2/3 of board directors. Profits is allocated to shareholders based on the percentage of respective initial investment. The Company lost control over Hollycon upon the completion of the two transactions set out above, but maintained significant influence over Hollycon, and accounted for the investment in Hollycon under equity method. Upon the deconsolidation date, the Company recorded the retained non-controlling equity investee at fair value of $22,737 and recognized a gain of $14,514. The fair value of retained non-controlling interest in Hollycon was measured using a discounted cash flow approach. Key estimates and assumptions include the amount and timing of future expected cash flows, terminal value growth rates, and discount rate.

B.	Business Overview

We are a leading provider of automation and control technologies and products in China and increasingly in Southeast Asia, India and the Middle East that enable our diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, we have approximately 3,200 employees with a nationwide China presence and with subsidiaries and offices in Southeast Asia, India and the Middle East. We serve over approximately 10,000 customers in the industrial, railway, subway, nuclear power, and mechanical and electronic industries in China, Southeast Asia, India and the Middle East. Our proprietary technologies are applied through our industrial automation solution suite, including the DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), SCADA System (Subway Supervisory and Control platform Data Acquisition), nuclear power non-safety automation and control system HolliAs-NMS DCS and other products.

We historically focused our efforts on the area of DCS, which are networks of controllers, sensors, actuators and other devices that can be programmed to control outputs based on input conditions and/or algorithms, which are mainly used to control continuous manufacturing processes. Our DCS have been widely used in the industries involving continuous flow of material handling, such as power generation, petro-chemical, chemical, metallurgy, building materials and new energy. We also command a position in Chinese nuclear power automation and control market as the only qualified local automation and control product provider to the non-safety control for both nuclear island and conventional island of nuclear power reactors in nuclear power stations.

We have a substantial reputation in the PRC domestic industrial automation industry for our comprehensive capabilities and have focused on the development of this market. We carry out integrated solution projects for, render automation services to, or sell our products to, national or multi-provincial companies with subsidiaries located throughout China. To date, we have served more than 10,000 industrial enterprise customers including state-owned enterprises, multinational corporations and local private companies and have undertaken over 25,000 projects. We believe that the quality of our systems is unsurpassed by local Chinese competitors and comparable to high-end foreign suppliers of DCS and the history of our projects supports that view. Some of our renowned customers include BASF, SINOPEC and Shenhua Group, etc.

We are as well a player in the PLC market, where the products are mainly used in discrete control and applied to a wide array of industries. PLCs are usually integrated together into machines to provide control at machinery level. We have been expanding our proprietary products suite and gradually shifting ourselves from a single PLC product provider to a total solution provider. As the outlook for intelligent manufacturing and factory automation stays positive, we believe that such repositioning would enable us to better respond to the changing behavior of the customers.

Generally speaking, our solution encompasses third-party hardware-centric products such as instrumentation and actuators, our proprietary DCS/PLC products, and valued-added software packages such as AMS (Asset Management System), MES (Manufacturing Execution System), APC (Advanced Process Control), OTS Simulation (Operator Training System), and others. The safety system SIS (Safety Instrumentation System), certified under European safety standards and newly introduced to the market in July 2012 has further expanded our proprietary product suite in the industrial automation segment.

We have branched out from the industrial automation domain into the subway and high-speed rail businesses, leveraging on our core competency and strong research and development capabilities, and have already established a key position in the high-speed rail signaling market and subway SCADA market. Besides, we have developed our proprietary high-speed rail signaling system and subway signaling system, and certified both according to European Safety Standard Certification Level 4.

Internationally, we have a strong presence in Southeast Asia and increasingly in the Middle East, India and Hong Kong SAR. Through the acquisitions of Concord and Bond Groups, we are expanding and deepening our ability to offer mechanical and electrical solutions in design, engineering, procurement, project management, construction and commissioning, and maintenance to a wide range of industries, such as manufacturing, banks, hospitals, airports, power plants, commercial centers, hotels, and infrastructure works. We believe that our present leadership position in the high-growth segments is attributable to our vision, execution, and strong research and development capabilities.

During the past several years we have achieved a number of significant contract wins in international arena, including (i) contracts with MTR Corporation of Hong Kong SAR to provide a complete suite of high-speed rail signaling systems to Guangzhou-Shenzhen-Hong Kong Express Rail Hong Kong Section; (ii) a contract with SMRT Trains Ltd. in Singapore to provide design, electrification and installation for station renovations on North-South and East-West lines and a contract with Thales Solutions Asia Pte. Ltd. to provide design, installation, testing and commission for replacing the existing signaling systems for the North-South and East-West lines and install new signaling systems for the Tuas West Extension line in Singapore; (iii) a contract with Land Transport Authority in Singapore to provide the Integrated Supervisory Control System for the Thomson & Eastern Region Lines in Singapore; (iv) a contract with Mitsubishi Heavy Industries Ltd. to provide electrical installation services for part of the Power Distribution System Package of the first Phase of Doha Metro. In overseas industrial automation business, we have as well achieved remarkable milestone in several sub-industries in India in fiscal year 2017, and we are expecting more to come in future.

Strategy

The goal for Hollysys is to become one of the world's well-known automation and control technology and product providers. To meet this goal we plan to enhance the core competencies that have made us a leading domestic automation and control solutions provider in China, the only Chinese company qualified to design and manufacture non-safety control systems of nuclear power stations, and a leader in the industrial automation and in the high-speed rail and subway sectors. The principal elements of our core business strategies are as follows:

•	To further establish our leadership position as a dominant automation and control solutions provider across all the addressable market segments– We seek to be a potential industry consolidator in China and Southeast Asia to become a leading provider of industrial automation and control technology applications for clients in various industries, by presenting ourselves as a total solution provider. We seek to further penetrate the industrial automation and railway business with more proprietary products to enhance our leading position and expand our market share. Since the majority of our customers are operating in a wide range of industries, we stand to be a prime beneficiary of China’s and increasingly Southeast Asia’s industrial automation market growth. Such growth is closely related to the economic development, rising labor costs, and growing awareness on environment protection, clean energy and lower carbon emission in the region. Our combination of patented technologies, strong research and development capabilities, ability to leverage strategic alliances and acquisitions to enter and penetrate new market segments, and a comprehensive understanding of the Chinese and Southeast Asia markets should allow us to capitalize on these growth opportunities.

•	To continuously enhance our leadership position in technology – We have long been recognized as a pioneer in the development of industrial automation and control technology and applications in China. We are continuously seeking ways to improve our existing product lines while being committed to the development of new applications, platforms, and products. In order to maintain our leadership in technology, we have devoted significant resources to the research and development that is undertaken by a group of trained and skilled experts and engineers. We have improved the 5th generation DCS named HOLLiAS-K, which is superior to the performance of the 4th generation in terms of reliability, flexibility, and ease of use. Hollysys has applied its years of experiences from nuclear DCS into the design of HOLLiAS-K. Flexible architectures of P-to-P (Peer to Peer), C/S (Client/Server), or hybrid system can be selected according to the project scale. Industry specific software solutions are designed for better customization leveraging our deep industry knowhow and expertise. Further advantages such as vertical mounting, modular connection, and tilted I/O design make the engineering and wiring more effective and deliver the customers faster and more stable field installation. We also developed China’s first proprietary Safety Instrumented System, named HiaGuard-SIS, and passed Safety Integrity Level 3 certification in compliance with the most stringent European standards. HiaGuard-SIS is a critical safety protection system comprising sensors, logic solvers and actuators for the purposes of taking a process to a safe state when normal predetermined set points are exceeded, or safe operating conditions are violated. The SIS developed by Hollysys is applicable to ESD (Emergency Shutdown System), PSD (Process Shutdown System), FGS (Fire and Gas Systems), BMS (Burner Management System), and ETS (Emergency Trip System). In March 2017, with our LK series PLC passing the international certification of Wurldtech’s Achilles, we became the first domestic PLC supplier to have been certified under Achilles Level 1, Besides, we are continuously devoting resources to research and development on our addressable market related technologies and products, and international market, including track circuit subway signaling system, industrial automation motion control, machinery control products and technologies to complement our existing product portfolio.

•	To actively explore and prepare for international market expansion– Management is pursuing a strategy for Hollysys to have meaningful revenue generated from the international market and to become one of the prominent and well-known automation and control players in the world. We made significant progress in this business objective through the acquisitions of Concord and Bond Groups, which are headquartered in Singapore and Malaysia respectively, by which we obtained a well-established distribution channel and customer/partner bases to cross-sell our products in the rail and industrial automation segments and building automation and retrofit segments, and seasoned management teams to form the core of our international team. We have also increased our mechanical and engineering solution capabilities and are expanding to be able to serve a wider array of industries. We entered into a contract with Hong Kong MTR Corporation to supply the entire high-speed rail signaling system to Shenzhen-Hong Kong Express Rail with a total contract value amounted to approximately US$85 million, including the main contract signed and the supplementary contracts obtained subsequently, In addition, we signed the contract with Land Transport Authority in Singapore to provide the Integrated Supervisory Control System for the Thomson & Eastern Region Lines in Singapore valued at approximately SGD 16 million.

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

China Railway Corporation employs its own administrative admission system and set specific standards for the high-speed rail signaling products deployed in China’s high-speed rail lines. In addition to our products certified under those domestic standards, we have redesigned the whole set of our high-speed rail signaling systems based wholly on our own proprietary technologies, to better compete in the rail market outside of China,. Our products that have passed European Safety Standards SIL 4 certification (Safety Integrity Level 4) include ATP (Automatic Train Protection), TCC (Train Control Center), LEU (Line-Side Electronic Unit), BTM (Balise Transmission Module), TSRS (Temporary Speed Restriction Server), HVC (Hollysys Vital Computer) and Interlocking system in the high-speed rail sector.

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

Industrial Automation:

Our principal offering is a comprehensive suite of automation systems for a wide spectrum of industrial market clientele, ranging from power, chemical, petrochemical, to nuclear, metallurgy, building materials, food-beverage, pharmaceutical and other industries. Our comprehensive suite of automation solution consists of third-party hardware-centric products such as instrumentation and actuators, our proprietary software-centric DCS/PLC, and valued-added software packages such as RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), and SIS (Safety Instrumentation System). Our mainstream products for this market segment are DCS products and PLC. DCS is a network of controllers, sensors, actuators and other devices that can be programmed to control outputs based on input conditions through logic calculations. In an automated production line, sensors or so-called “instrumentations” are distributed across the production facility to monitor sub-systems like the robots, CNC machines, and logistic tools. These sensors are like human eyes, which monitor the process, and detect any abnormal situations. The information collected from those sensors is then transmitted to the DCS for centralized data processing through communication networks. The central computer (brain) processes information and generates commands, based on sophisticated algorithmic and pre-set parameters. These commands are then sent to actuators (muscles/bones) through communication devices to execute the orders and maintain production flow. PLCs are computer devices installed on machines or equipment, for example, on a factory assembly line, for manufacturing automation.

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

Rail Transportation:

Hollysys has successfully scaled its automation application from industrial manufacturing to rail and subway industries, with proprietary product lines including, TCC (Train Control Center) and ATP (Automation Train Protection). An ATP essentially acts as the train over-speed protection mechanism. It collects real-time information like speed limit ahead, train operation status, line data, instructions from train control center, and then combines that information with the train parameters to produce train protection curves. In case of any human errors, like driver’s negligence at the red light, it applies emergency brakes automatically. TCCs is an on-ground control center at railway stations or equipment stations which monitor route condition, track status, train schedules, distance between trains, and the working status of other essential function devices, and then through logic calculation, generate control instructions and commands. The command information from the TCC is then transmitted to the ATP located on the locomotives/trains, through track circuits and electronic beacons located at various points along the railway line, or wirelessly.

We have been providing our SCADA system to a number of China’s subway lines for many years, including the Beijing Metro, Guangzhou Metro, Shenzhen Metro, Tianjin Metro, Dalian Metro, Wuhan Metro, Chengdu Metro and Lanzhou Metro. SCADA is an open software platform to enable integrated and unified monitoring of all necessary sub-systems of the subway, including the Power Supervisory Control and Data Acquisition System, Building Automatic System, Fire Alarm System, Platform Screen Door System, Access Control System, Closed Circuit Television, Passenger Information System, Passenger Train Information System, and Alarm System. Given the exponential growth in China’s subway market and the continued growth expected for the decades to come, Hollysys has developed its proprietary Subway Signaling System, based on its strong research and development capability and technical know-how of signaling application accumulated from high-speed rail. Currently the development and certification according to the European safety standards are basically finished. The current subway signaling market is predominantly occupied by multi-national corporations, such as Siemens, Alstom and Thales.

We are the supplier of the entire high-speed rail signaling system to Shenzhen-Hong Kong high-speed rail line for the Hong Kong MTR, which marked our breakthrough into the international high-speed rail signaling market. In addition, we signed a contract with Land Transport Authority ("LTA") in Singapore to provide our proprietary Integrated Supervisory Control System for Thomson & Eastern Region Lines in Singapore.

Mechanical and Electrical:

We established a stronger foot-hold in Southeast Asia through the acquisitions of Concord and Bond Groups in 2011 and 2013 respectively. Concord and Bond Groups mainly provide mechanical and electrical solutions, including design, engineering, procurement, project management, construction and commissioning, and maintenance related services. Concord Group mainly focuses on railway transportation in Singapore, Macau, Qatar, UAE and Saudi Kingdom markets, and Bond Group mainly focuses on factories, data centers, banks, hospitals, airports, power stations, gas and instrumentation plants, hotels, commercial centers, residential buildings and infrastructure works in Malaysia. Through the acquisitions, the Company seeks to expand the existing distributions and marketing channels to sell the Company’s existing product lines to the fast growing Southeast Asia and the Middle East markets.

Project Implementation:

We establish a project group of sales engineers, technical engineers and project management professionals for each of our potential customer to provide them total integrated solutions tailored to their specific requirements. The sales engineers and technical engineers work together to offer the best customized solutions from understanding customer’s detailed requirements through on-site studies. The technical engineers are responsible for hardware assembly, software configuration, testing and installation, commissioning and trial operation, and start-up and training; while the project management professionals oversee budgetary matters, coordinate the work force, ensure adequacy of resources and monitor progress and quality to ensure the timely completion of each project.  Our integrated solutions projects involve one or more of the following activities:

•	Solution planning – We provide our customers with strategic and tactical reviews of their current operations and future requirements. The planning includes defining client business requirements, developing appropriate hardware and software, and selecting preferred technology.

•	Solution design – We detail the industry specifications and implementation tactics necessary to achieve our customer’s objectives. Hollysys also take into consideration the integration of the hardware and software deployed in our integrated solution with the existing ones of the customer, and the ongoing management followed Examples of these services include defining functional requirements for the system and our components, developing integration plans and designing of customer-specific system and services applications.

•	Solution implementation –We install the recommended systems and provide essential services throughout the solution implementation process, to better meet our customers' specific requirements. Key activities include project management, hardware procurement and production, software development, configuration and field installation and testing, and development of customized system and services management applications.

Our proprietary technology and products based integrated solutions create value for our customers and improve their competitive strengths by:

•	Generating synergy and improving efficiency of our customers through integrating communications, marketing and service functions;

•	Utilizing our industry and process knowledge to develop customized solutions that improve the efficiency of our customers;

•	Providing a software platform for the optimization of management operations, which provides real-time automation and information solutions throughout a business; and

•	Offering maintenance and training services to our customers, which help to cut costs and improve operating efficiency.

We customize our floor plans based on conducting careful on-site studies, building design-specific network systems using our proprietary technology and software, and offering manufacturing execution system services to ensure that real-time management control is available to our customers in a streamlined and easy-to-use manner.

We believe that our product design and applications integrated in the solutions are unmatched among our domestic competitors.  We also believe that the sophistication and quality of our products rival those of the multi-national automation and control product suppliers, while our insightful understanding of demands of our Chinese customers and the ability to respond give us a leading edge over foreign competitors. The value of this combination is reflected in our strong revenue and profit growth over the years.

Markets

Industrial Automation Market

According to the Gong Kong Data, an industry research group, the DCS and PLC market in China, was around RMB 7,020 million and RMB 7,350 million respectively in calendar year 2016. With the experience of our actual projects, if adding software and specific controller, the market would be multiple.

Currently, the vast majority of the global automation market is still controlled by a handful of multi-national companies including Honeywell (US), Siemens (Germany), Emerson (US), ABB (Sweden), Rockwell (US), Yokogawa (Japan) and Hitachi (Japan). Industrialization began in the west, however, the shifting focus of industrial automation development to China and more recently, Southeast Asia is not by now an unfamiliar story.

Several underlying background of China’s industrial automation market should be well noticed. The slogan of “China Manufacture 2025” and “Industry 4.0” proposed by the government, coupled with China’s regional development planning, indicates a national commitment to realize industrial upgrading. Growing social awareness on environmental protection, supported by government policies, is creating demand for green manufacture. In order to achieve a favorable stance in competition, companies are seeking more efficiency and sophistication in manufacturing and management. Customers are also transiting from product buyers to service buyer. Furthermore, the growing pressure on labor cost and shortage of labor remain a challenge to the manufacture industry. The above mentioned have created a substantial and growing demand for the automation systems in an era of green, efficiency and intelligence, posing both opportunities and challenges.

We believe that the growth of China’s industrial automation market will continue to be healthy given its relatively lower penetration rate and the rising cost of labor. The client base includes large state-owned enterprises, multi-national companies, and other domestic companies. Our main competitors in this field are global players such as ABB, Siemens, and Emerson, as well as Supcon from China. We believe that the Hollysys brand recognition and market reputation, and our strong research and development capabilities will continuously enable us to penetrate high-margin market segments currently dominated by foreign companies.

We are well-positioned to benefit from China’s nuclear power development. At present, China’s nuclear power sector is relatively underdeveloped, with the vast majority of power generated by coal-fired power plants. According to figures announced by China Nuclear Energy Association, as of May 25, 2017 there were 36 nuclear reactors in commercial operation in China. This represents a very small fraction of the total installed gross capacity of power generation. In terms of electricity generated watt per hour, the nuclear electricity generated by now is approximately 2%-3%, lagging far behind the world average of 15%, with France being the highest with 70% of its power generated from nuclear power plants. Driven by clean energy initiatives and China’s commitment of reducing its carbon emission by 45% per GDP unit by 2020, China’s installed nuclear power generating capacity is expected to reach 70GW-80GW by 2020. Typically, one nuclear reactor generates 1GW electricity.

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

By the end of the 12th Five Year Plan, the total length of China’s high-speed railway has already reached 19,000 kilometers. According to the 13th Five Year Plan another 11,000 kilometers of high-speed railway will be built by the end of 2020, making a total length of 30,000 kilometers, covering over 80% of China’s major cities. A more comprehensive network of “Eight Horizontals and Eight Verticals” will be in place by 2025, surpassing the previous “Four Horizontals and Four Verticals”, making inter and intra-regional railway transportation more efficient and convenient. As one of the three high-speed rail signaling products providers in the C2 category in China, and one of the three high-speed rail signaling products providers to the C3 segment, we believe that Hollysys is well positioned to benefit from this unprecedented, world leading high-speed railway build-out.

We are also working to expand our rail products supply such as track circuit. We have finished testing of track circuit and the official admission progress and got the permit to enter track circuit market which is another sizable market. We are entering into this market and expecting to gain our first track circuit contract in the near future.

We also provide our proprietary software platform and solutions of SCADA to the subway market. China’s subway market is expected to receive significant government investment due to urbanization and environmental concerns. According to the development plan for a modern comprehensive transportation system during the 13th five-year-plan published by the State Council, total length of subway lines under operation by 2020 will be 6000 km, compared with 3300km by the end of the 12th five-year-plan period. Leveraging on our know-how from high-speed surface rail signaling technology and our well-recognized brand name, we have finished the development of our proprietary subway signaling system, and are preparing for bidding subway signaling projects both in China and abroad. We believe it will present a better value positioning to our subway customers by bundling our proprietary subway SCADA system with our proprietary signaling system, in this way we are also expecting our market share and gross margin to expand in this business sector.

In Southeast Asia, there are also extensive subway lines construction and subway signaling system reconstruction projects due to the operation safety and efficiency concern in densely populated areas such as Hong Kong, Singapore and Malaysia. There are several subway lines under construction in Hong Kong and Southeast Asia, including Hong Kong Shatin to Central Link in Hong Kong, and Thomson Line (TSL) in Singapore and MRT Line No. 2 in Kuala Lumpur, Malaysia. Besides, the reconstruction of subway signaling systems will be a huge opportunity, such as the signaling upgrade of Singapore’s North-South and East-West lines in which Hollysys has participated. As an increasing number of subway signaling systems in developed countries are approaching the end of their product cycle, Hollysys will take the opportunity to meet the demand of subway signaling system replacement and upgrading

Mechanical and Electrical Solutions Market

We offer mechanical and electrical solutions (M&E) through Concord and Bond Groups in Southeast Asia, the Middle East and Hong Kong. Through acquisitions of the above entities, we are expanding and deepening our ability to offer mechanical and electrical solutions in design, engineering, procurement, project management, construction and commissioning, and maintenance to a wide range of industries, such as manufacturing, banks, hospitals, airports, power plants, commercial and residential buildings, hotels, and railway and subway lines.

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

In the rail transportation field, there are several subway lines under construction in Hong Kong and Southeast Asia, including, among others, Hong Kong Shatin to Central Link, Thomson Line (TSL) in Singapore and MRT Line No. 2 in Kuala Lumpur, Malaysia. Concord Group participated in the Singapore North-South and East-West subway lines signaling reconstruction project cooperating with Thales, Concord Group was responsible for design, installation, testing and commission for replacement of existing signaling systems. Bond and Concord Groups will actively explore the M&E opportunities, and cooperate with Hollysys for the installation and implementation works for industrial automation and railway transportation total solution works in South East Asia and the Middle East.

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

Competition

We compete with various domestic and international corporations offering automation and control systems. We believe that our proprietary technologies and products provide us with a strong competitive advantage over our domestic Chinese competitors. However, a number of multinational companies, some of whom have substantially greater financial and other resources than we currently have, have been offering first rate automation systems in competition with us. We believe that our primary competitors in China industrial automation market for our products multi-national corporations, such as ABB, Honeywell, Emerson and Siemens. Supcon, a local private company affiliated with Zhejiang University, is among the primary competitors as well. In the Southeast Asian and Middle Eastern markets, our principal competitors for industrial automation are multinational corporations such as ABB, Siemens, Emerson, Yokogawa and Honeywell.

In the PRC high-speed rail business, given the administrative admission system employed by China Railway Corporation and the governing of national rail technology standard, the China Train Control Standard (CTCS), we believe that competition from multi-national companies will decrease gradually. Currently, Hollysys is currently one of the three entities that supply signaling products to China’s 200-250km/h segment of the high-speed rail market. The other two are China Academy of Railway Science and Zhuzhou CRRC. Hollysys is one of the three signaling product providers to China’s 300-350km/h segment of the high-speed rail market. The other providers are CRSC and China Academy of Railway Science. In SCADA market, we mainly compete with Nanjing Automation Research Institute (NARI). In the nuclear automation segment, we mainly compete with multi-national corporations such as Siemens, Areva, and Invensys. The major competitors in the international rail and subway signaling markets are Bombardier and Alstom.

For the mechanical and electrical solutions business, the main competitors for Concord and Bond Groups include Bintai Kinden Corporation Berhad, PJI Holding Berhad, and LFE Corporation Berhad, Kurihara, Sanyo, Bintai KDK and Gammon Construction.

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

Several subsidiaries of the Company, including Beijing Hollysys, Hangzhou Hollysys, Hollysys Intelligent, and Hollysys Electronics, have all passed GB/T 19001/ISO 9001 international quality management system certification, GB/T 24001/ISO 14001environmental management system certification, and GB/T 28001 occupational health and safety management system certification.

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

•	Foreign Currency Regulations. We are subject to the PRC’s foreign currency regulations. The PRC government has control over RMB reserves through, among other things, direct regulation of the conversion of RMB into other foreign currencies. Although foreign currencies which are required for “current account” transactions can be bought freely at authorized Chinese banks, the proper procedural requirements prescribed by Chinese law must be met. See Item 10 “Additional Information – D. Exchange Controls” for detailed discussion of PRC foreign exchange control rules.

•	Taxation. The EIT Law, as further clarified by the Implementation Rules of the EIT Law and the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the EIT Law, applies a unified enterprise income tax, or EIT, rate at 25% to both FIEs and domestic invested enterprises. The EIT rate applicable to the enterprises established before March 16, 2007 those were eligible for preferential tax rate according to the effective tax laws and regulations will gradually transition to the uniform 25% EIT rate by January 1, 2013. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “High and New Technology Enterprises strongly supported by the state,” (“HNTE”) subject to certain general factors described therein. “Administrative Measures for Assessment of High-New Tech Enterprises,” or Measures, and “Catalogue of High/New Tech Domains Strongly Supported by the State,” or Catalogue (2008), jointly issued by the Ministry of Science and Technology and the Ministry of Finance and State Administration of Taxation set forth general guidelines regarding criteria as well as application procedures for qualification as a HNTE under the New EIT Law. Beijing Hollysys, Hangzhou Hollysys and Hollysys Intelligent have met the qualifications for the HNTE designation, and are accordingly subject to a reduced national enterprise income tax rate of 15%. Both Beijing Hollysys and Hangzhou Hollysys’s “HNTE” certificate are effective from January 1, 2011 to December 31, 2016, and both are in the process of reapplying the qualifications of HNTE for the following 3 years from January 1, 2017 to December 31, 2019. Both are expecting to receive new HNTE certification in late 2017. While Hollysys Intelligent’s “HNTE” certificate is effective from January 1, 2013 to December 31, 2018. According to the Notification on Preferential Enterprise Income Tax of Software and Integrated Circuit Industry, Caishui [2016] No. 49, which was issued in May 2016 by the China State Administration of Taxation (“SAT”) and the Ministry of Finance (“MOF”), Beijing Hollysys and Hangzhou Hollysys satisfied the definitions of Key Software Enterprise, and applied a preferential tax rate of 10% in calendar year of 2015 and 2016.

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

As of June 30, 2017, we employed over 500 direct sales personnel through our subsidiaries in mainland China, Southeast Asia, Middle East, Hong Kong and Macau

C.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report.  We are a holding company with no operations of our own. We conduct our operations in China mainly through our Chinese operating companies, and in Southeast Asia and the Middle East mainly through Concord and Bond Groups.

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

Order backlog of contracts presents the amount of unrealized revenue to be earned from the contracts that we have won. The following table sets forth the information regarding contracts we won during the last three fiscal years and the backlog at the dates indicated:

	Years Ended June 30,
	2015	2016	2017
Number of new contracts won during the year	2,256	2,031	2,777
Total amount of new contracts (million)	$587.7	$527.9	$476.5
Average price per contract	$260,505	$259,916	$171,599

	Years Ended June 30,
Backlog Situation:	2015	2016	2017
Contracts newly entered and unfinished (million)	$280.4	$284.2	$222.4
Contracts entered in prior years and unfinished (million)	$288.1	$243.0	$301.6
Total amount of backlog (million)	$568.5	$527.2	$524.0

Key Factors Affecting Our Growth, Operating Results and Financial Condition

Our future growth, operating results and financial condition will be affected by a number of factors including:

•	The ability in developing and acquiring new products and systems in order to improve competitiveness, which can increase both sales revenue and margins. The success of our business depends in great measure on our ability to keep pace with or even lead changes that occur in our industry.

•	The success in expanding our business in targeted emerging markets and overseas markets, which may require us to overcome domestic competition and trade barriers.

•	Our ability to retain our existing customers and to obtain additional business opportunities. Since we do not have long-term purchase commitments from customers, our customers can shift to other competitors for future projects. It is important to maintain our customer base in order to sustain and expand our business.

•	The success of our business also depends on securing a steady stream of new customers. In order for our business to continue to succeed and grow, it is vital to secure contracts with new customers on a regular basis.

•	The ability to secure adequate engineering resources and relatively low cost engineering staff can increase our profitability and potential business prospects. One of the competitive advantages that we enjoy is the access to lower cost engineering staff as compared to those of our Western and Japan-based competitors. The plentiful supply of affordable engineering talent in China is a key element of our overall business strategy.

•	Further improvement in product design and maintaining high standard of quality control, which can reduce or avoid product defects. Any product defects will result in additional costs and cause damage to our business reputation.

•	The ability to secure and protect our intellectual property rights is critical, as our business is based on a number of proprietary products and systems, and we strive to strengthen and differentiate our product portfolio by developing new and innovative products and product improvements.

•	The success in penetrating into the railway, conventional and nuclear power market sectors can develop revenue streams and improve margins. In addition to the traditional industrial automation business, our plan for future growth includes an increasing emphasis on rail control systems, power generation control systems and mechanical and electrical solutions both in China and internationally.

•	The ability to obtain greater financial resources to match or even exceed our major competitors, in order to compete effectively with them, and to weather any extended weaknesses in the automation and control market.

•	The continued growth in the Chinese and Southeast Asia industry in general. This continued growth will create more business opportunities for us, because industrial companies in Asia are our principal source of revenues.

•	The ability to maintain key personnel and senior management, who will have significant impact and contribution to our future business. The ability to attract and retain additional qualified management, technical, sales and marketing personnel will be vital.

•	The continuation of the preferential tax treatment and subsidies currently available to our PRC subsidiaries will be critical to our future operating results. If governmental subsidies were reduced or eliminated, our after-tax income would be adversely affected.

•	The exchange rate fluctuation of RMB and SGD against US dollars will result in future translation gain or loss as most of our assets are denominated in RMB and SGD. In addition, some of our raw materials, components and major equipment are imported from overseas. In the event that the RMB and SGD appreciate against other foreign currencies, our costs will decrease and our profitability will increase. However, the impact will be the other way around if RMB and SGD depreciate against other foreign currencies.

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

Revenue generated from mechanical and electrical solution contracts for the construction or renovation of buildings, rail or infrastructure facilities are also recognized over the contractual terms based on the percentage of completion method. The contracts for mechanical and electrical solution are legally enforceable and binding agreements between the Company and customers. The duration of contracts depends on the contract size and the complexity of the construction work and ranges from 6 months to 3 years excluding the warranty period. The majority of the contract duration is longer than one year.

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

The Company reviews and updates the estimated total costs of integrated solutions contracts at least annually. The Company accounts for revisions to contract revenue and estimated total costs of integrated solution contracts, including the impact due to approved change orders, in the period in which the facts that cause the revision become known as changes in estimates. Unapproved change orders are considered claims. Claims are recognized only when it has been awarded by customers. Excluding the impact of change orders, if the estimated total costs of integrated solution contracts, which were revised during the years ended June 30, 2015, 2016 and 2017, had been used as a basis of recognition of integrated contract revenue since the contract commencement, net income for the years ended June 30, 2015, 2016 and 2017 would have been decreased by $26,232, $30,270, and $12,062, respectively; basic net income per share for years ended June 30, 2015, 2016 and 2017 would have been decreased by $0.45, $0.51, and $0.20, respectively; and diluted net income per share for the years ended June 30, 2015, 2016 and 2017, would have decreased by $0.44, $0.50, and $0.20, respectively. Revisions to the estimated total costs for the years ended June 30, 2015, 2016 and 2017 were made in the ordinary course of business.

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

The Company generally recognizes 100% of the contractual revenue when the customer acceptance has been obtained and no further major costs are estimated to be incurred, and normally this is also when the warranty period commences. Revenues are presented net of taxes collected on behalf of the government.

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

Allowance for doubtful accounts

The carrying value of the Company’s accounts receivable and costs and estimated earnings in excess of billings, net of the allowance for doubtful accounts, represents their estimated net realizable value. An allowance for doubtful accounts is recognized when it’s probable that the Company will not collect the amount and is written off in the period when deemed uncollectible. The Company periodically reviews the status of contracts and decides how much of an allowance for doubtful accounts should be made based on factors surrounding the credit risk of customers and historical experience. The Company does not require collateral from its customers and does not charge interest for late payments by its customers.

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

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. The Company assesses goodwill for impairment in accordance with ASC subtopic 350-20 (“ASC 350-20”), Intangibles – Goodwill and Other, which requires that goodwill is not amortized but to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

The Company’s goodwill outstanding at June 30, 2017 was related to the acquisitions of two reporting units, Concord Group and Bond Group.

The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Company is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

The Company elected to assess goodwill for impairment using the two-step process for both Concord Group and Bond Group for the year ended June 30, 2017, with assistances from a third-party appraiser. Concord and Bond Groups’ management judgment is involved in determining these estimates and assumptions, and actual results may differ from those used in valuations. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit which could trigger future impairment. The judgment in estimating the fair value of reporting units includes forecasts of future cash flows, which are based on management’s best estimate of future revenue, gross profit, operating expenses growth rates, future capital expenditure and working capital level, as well as discount rate determined by Weighted Average Cost of Capital approach and the selection of comparable companies operating in similar businesses. The Company also reviewed marketplace and/or historical data to assess the reasonableness of assumptions such as discount rate and working capital level.

The carrying amount of Concord Group exceeded its fair value as of June 30, 2017, and a goodwill impairment charge of $11,211 was recorded in the statement of comprehensive income based on the second step testing result.

There are uncertainties surrounding the amount and timing of future expected cash flows as they may be impacted by negative events such as a slowdown in the mechanical and electrical engineering sector, deteriorating economic conditions in the geographical areas Concord Group operates in, political, economic and social uncertainties in the Middle East, increasing competitive pressures and fewer than expected mechanical and electrical solution contracts awarded to Concord Group. These events can negatively impact demand for Concord Group’s services and result in actual future cash flows being less than forecasted or delays in the timing of when those cash flows are expected to be realized. Further, the timing of when actual future cash flows are received could differ from the Company’s estimates, which are based on historical trends and does not factor in unexpected delays in project commencement or execution.

The fair value of Bond Group exceeded its carrying amounts as of June 30, 2017, and therefore goodwill related to Bond Group was not impaired and the Company was not required to perform further step testing.

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

For share-based awards that are subject to performance-based vesting conditions in addition to time-based vesting, the Company recognizes the estimated grant-date fair value of performance-based awards, net of estimated forfeitures, as share-based compensation expense over the vesting period based upon the Company’s determination of whether it is probable that the performance-based criteria will be achieved. At each reporting period, the Company reassesses the probability of achieving the performance-based criteria. Determining whether the performance-based criteria will be achieved involves judgment, and the estimate of share-based compensation expense may be revised periodically based on changes in the probability of achieving the performance-based criteria. Revisions are reflected in the period in which the estimate is changed. If the performance-based criteria are not met, no share-based compensation expense is recognized, and, to the extent share-based compensation expense was previously recognized, such share-based compensation expense is reversed.

Recent accounting pronouncements

In August 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2015-14, which defers the effective date of ASU 2014-09 Revenue from Contracts with Customers (Topic 606) (" ASU 2014-09") by one year and allows entities the option to early adopt the new revenue standard as of the original effective date. Issued in May 2014, ASU 2014-09 provided guidance on revenue recognition on contracts with customers to transfer goods or services or on contracts for the transfer of nonfinancial assets. ASU 2014-09 requires that revenue recognition on contracts with customers depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 will be effective for us on July 1, 2018. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized in retained earnings as of the date of adoption. The Company preliminarily plans to use the modified retrospective method and has developed an implementation plan. We are currently evaluating the impact of adoption of this guidance, including required disclosures, and based upon current analysis, the Company does not expect a significant impact on processes, systems or controls. The company will continue their assessment, which may identify other impacts of the adoption of ASC 606.

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

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. Under the new standard, the selling (transferring) entity is required to recognize a current tax expense or benefit upon transfer of the asset. Similarly, the purchasing (receiving) entity is required to recognize a deferred tax asset or liability, as well as the related deferred tax benefit or expense, upon purchase or receipt of the asset. This pronouncement is effective for reporting periods beginning after December 15, 2017, with early adoption permitted. The Group is still evaluating the effect that this guidance will have on the consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying Definition of a Business (“ASU 2017-01”). ASU 2017-01 clarifies the framework for determining whether an integrated set of assets and activities meets the definition of a business. The revised framework establishes a screen for determining whether an integrated set of assets and activities is a business and narrows the definition of a business, which is expected to result in fewer transactions being accounted for as business combinations. Acquisitions of integrated sets of assets and activities that do not meet the definition of a business are accounted for as asset acquisitions. This update is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for transactions that have not been reported in previously issued (or available to be issued) financial statements. The Group does not believe this standard will have a material impact on the results of operations or financial condition.

In January 2017, the FASB issued Accounting Standards Update No. 2017-04(“ASU 2017-04”), Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. This standard is effective for public business entities in the first quarter of 2020. Early adoption is permitted. The Company is currently evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

In May 2017, the FASB issued ASU No. 2017-09, Compensation – Stock Compensation: Scope of Modification Accounting. The guidance clarifies when changes to the terms or conditions of a share-based payment award must be accounted for as modifications. Entities will apply the modification accounting guidance if the value, vesting conditions or classification of the award changes. This guidance is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted.

A.	Operating Results

The following are some financial highlights for the fiscal year ended June 30, 2017:

•	Total assets increased by approximately $54.1 million, from approximately $1,004.2 million as of June 30, 2016, to approximately $1,058.3 million as of June 30, 2017. The increase was mainly due to an increase of approximately $53.8 million in time deposits with maturities over three months and approximately $28.5 million in investments in equity investees, which was partially offset by the decrease of costs and estimated earnings in excess of billings of approximately $27.8 million.

•	Cash and cash equivalents decreased by approximately $31.5 million, from approximately $229.1 million as of June 30, 2016, to approximately $197.6 million as of June 30, 2017. The decrease was mainly due to approximately $22.8 million was placed in time deposits with original maturities over three months.

•	Accounts receivable at June 30, 2017 were approximately $246.6 million, an increase of approximately $9.4 million, or 4.0%, compared to approximately $237.2 million at June 30, 2016. The increase was mainly due to the fact that the Company successfully converted a larger portion of cost and estimated earnings in excess of billings into accounts receivable.

•	Cost and estimated earnings in excess of billings as of June 30, 2017, were approximately $162.1 million compared to approximately $189.9 million as of June 30, 2016, representing a decrease of approximately $27.8 million, or 14.7%. The cost and estimated earnings in excess of billings were accounted for based on the difference between percentages of completion and progress billings. Different contracts have different billing arrangements, and consequently result in different cost and estimated earnings in excess of billings. The higher or lower balance of cost and estimated earnings in excess of billings as of the balance sheet date was due to the different contracts mix with different billing arrangements.

•	Inventory increased by approximately $9.3 million, from approximately $36.4 million as of June 30, 2016, to approximately $45.7 million as of June 30, 2017.

•	Property, plant and equipment increased by approximately $0.6 million, from approximately $79.9 million as of June 30, 2016, to approximately $80.5 million as of June 30, 2017.

•	Investments in equity investees increased by approximately $28.5 million, from $18.7 million as of June 30, 2016, to approximately $47.2 million as of June 30, 2017. The increase was mainly due to the dilution of the Company’s interests in Hollycon. In July 2016, the Company’s interests in Hollycon were diluted from 51.0% to 30.0% and lost the control of Hollycon, and then the 30% interest in Hollycon was accounted for as an investment in an equity investee in the Company’s balance sheet.

•	Total liabilities increased by approximately $13.2 million or 4.1% from approximately $321.5 million at June 30, 2016, to approximately $334.7 million as of June 30, 2017. The increase in liabilities was mainly due to an increase of approximately $25.4 million in deferred revenue, which was partially offset by the decrease of other tax payable used of approximately $7.6 million.

•	Short-term bank loans increased by approximately $5.0 million, from approximately $3.1 million at June 30, 2016, to $8.1 million at June 30, 2017.

•	Accounts payable increased by approximately $15.9 million, or 14.9% from approximately $106.8 million at June 30, 2016, to $122.7 million at June 30, 2017, mainly due to more favorable payment terms negotiated with the suppliers.

•	Deferred revenue increased by approximately $25.4 million, or 31.0%, from approximately $82.0 million at June 30, 2016, to approximately $107.4 million at June 30, 2017. The deferred revenue was accounted for based on the difference between progress billings and percentages of completion. Different contracts have different billing arrangements, and consequently result in different deferred revenue. The higher or lower balance of deferred revenue as of the balance sheet date was due to the different contracts mix with different billing arrangements.

•	Deferred tax assets were $8.9 million as of June 30, 2017. Based on the Company’s historical operating results and order backlog, the Company believes that it is more than likely that the deferred tax assets net of valuation allowance would be realized.

Comparison of Fiscal Years Ended June 30, 2017 and 2016

Revenues: For the fiscal year ended June 30, 2017, total revenues amounted to approximately $431.9 million, a decrease of approximately $112.4 million, compared to approximately $544.3 million for the prior fiscal year, representing a decrease of 20.6%. In July 2016, the company’s interests in Hollycon were diluted from 51.0% to 30.0% and the Company lost the control of Hollycon. As a result, Hollycon’s financials were not included in the Company’s consolidated financials since July 2016. If Hollycon’s revenue were excluded from the comparable figure for the prior fiscal year, the total revenues for fiscal year 2017 would have been decreased by 16.7%.

Integrated contract revenue accounted for approximately $385.5 million of total revenues, a decrease of approximately $92.3 million or 19.3%, compared to approximately $477.8 million for the prior fiscal year. The decrease in integrated revenues was mainly composed of a decrease of approximately $84.6 million or 38.0% in rail transportation and a decrease of approximately $10.2 million or 7.6% in industrial automation projects. The revenue decrease was partially offset by an increase of $8.3 million or 8.7% in mechanical and electrical solutions business.

Approximately $32.7 million of total revenues was generated from product sales, a decrease of approximately $21.8 million, or 40.0% compared to approximately $54.5 million in product sales revenue for the prior year. Excluding Hollycon’s revenue from the comparable figure for the prior fiscal year, the products sales revenue for fiscal year 2017 increased by 13.9%. Product sales revenue depends on overall demand for the Company’s spare parts for customers’ maintenance and replacement purposes.

Approximately $13.8 million of total revenue was generated from service rendered, an increase of $1.8 million or 15.0% compared to $12.0 million of last year.

The Company’s total revenue by segments was as follows:

(In USD millions)
	Fiscal year ended June 30,
	2016		2017
	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	182.9	33.6%	172.7	39.9%
Rail Transportation	240.3	44.2%	155.7	36.1%
Mechanical and Electrical Solution	95.3	17.5%	103.5	24.0%
Miscellaneous	25.8	4.7%	-	0.0%
Total	544.3	100.0%	431.9	100.0%

Order Backlog: An important measure of the stability and growth of the Company’s business is the size of its order backlog, which represents the total amount of unrecognized contract revenue associated with existing contracts. Our order backlog as of June 30, 2017 amounted to approximately $524.0 million, representing a decrease of approximately $3.2 million, or 0.6%, compared to approximately $527.2 million as of June 30, 2016.

Of the total order backlog as of June 30, 2017, the unrecognized revenue associated with new contracts signed in the fiscal year 2017 was approximately $222.4 million and the amount brought forward from prior periods was approximately $301.6 million, comparing to the total backlog as of June 30, 2016 of approximately $243.0 million from new contracts signed in fiscal year 2016, and approximately $284.2 million from contracts carried forward from prior year.

Cost of revenues: Mirroring the categories of revenues, the cost of revenues can also be divided into three components including cost of integrated contracts, cost of products sold and cost of service rendered. For the fiscal year ended June 30, 2017, the total cost of revenues amounted to approximately $291.5 million, a decrease of approximately $47.1 million, or 13.9%, compared to approximately $338.6 million for the prior fiscal year. The decrease was due to an approximate $33.1 million decrease in the cost of integrated contracts, and a decrease of approximately $14.1 million or 58.5% in the cost of products.

The cost of integrated contract revenue consists primarily of three components: cost of equipment and materials, labor costs and other manufacturing expenses including but not limited to detecting expense, technology service fee, all of which incurred during the designing, building and delivering customized automation solutions process to customers. For the fiscal year ended June 30, 2017, the total cost of integrated contracts was approximately $277.5 million, compared to approximately $310.5 million for the prior fiscal year, representing a decrease of approximately $33.0 million, or 10.6%.  The decrease was primarily due to a decrease of approximately $41.3 million in cost of equipment and materials, which was partially offset by an increase of approximately $6.8 million in other manufacturing expenses, and an increase of approximately $1.5 million in labor cost. Of the total cost of integrated contract revenue for the fiscal year 2017, cost of equipment and materials accounted for approximately $161.4 million, compared to approximately $202.8 million for the prior fiscal year; labor cost accounted for approximately $78.4 million, compared to approximately $71.6 million for the prior fiscal year; and other manufacturing expenses accounted for approximately $37.6 million, compared to approximately $36.2 million for the prior fiscal year. Of the total integrated contract revenue for the fiscal year 2017, cost of equipment and materials accounted for 37.4%, compared to 37.2% for the prior fiscal year; labor cost accounted for 18.2%, compared to 13.2% for the prior fiscal year; and other manufacturing expenses accounted for 8.7%, compared to 6.6% for the prior fiscal year. The cost components of integrated contracts were determined and varied according to requirements of different customers.

Sales of products represent sales of spare parts (either company manufactured or purchased from outside vendors) to customers for maintenance and replacement purposes. Given the fact that the products purchased from outside vendors have different functions and capabilities from our self-made products, we decide whether to purchase or manufacture the necessary products based on the needs and preferences of different customers while considering the efficiency factor. Therefore, as a percentage of the cost of products sold, the self-made products and purchased products have varied significantly from time to time. The cost of products sold for the fiscal year ended June 30, 2017 was approximately $10.0 million, a decrease of approximately $14.0 million, compared to approximately $24.0 million for the prior fiscal year.

As for the cost of the service revenue, our employees spend time and incur expenses while they are with the customers. From time to time, materials costs related to the service are incurred, especially for providing extended warranty services. The cost of service revenue for fiscal year ended June 30, 2017 was approximately $4.0 million, stayed at about the same level, compared to approximately $4.0 million for the prior fiscal year.

Gross margin: For the fiscal year ended June 30, 2017, as a percentage of total revenues, the overall gross margin was 32.5%, compared to 37.8% for the prior fiscal year. The gross margin for integrated contracts was 28.0% for the year ended June 30, 2017, compared to 35.0% for the prior year. The decrease in gross margin for integrated contracts was mainly due to our different sales mix during the fiscal year 2017. The gross margin for products sold was 69.5% for the fiscal year ended June 30, 2017, compared to 56.0% for the prior fiscal year. The gross margin for service provided was 70.8% for the fiscal year ended June 30, 2017, compared to 66.4% for the prior fiscal year.

Selling expenses: Selling expenses mainly consist of compensation, traveling and administrative expenses related to marketing, sales and promotion activities incurred by the Company’s marketing departments. Selling expenses were approximately $24.4 million for the fiscal year ended June 30, 2017, a decrease of 4.7%, or approximately $1.2 million, compared to approximately $25.6 million for the prior fiscal year. As a percentage of total revenues, selling expenses accounted for 5.7% and 4.7% for the fiscal years ended June 30, 2017 and 2016, respectively. The Company has established guidelines specifically tailored for different industries and regions to monitor and evaluate sales performance, and to control selling expenses.

General and administrative expenses: General and administrative expenses mainly include compensation, traveling and other administrative expenses of non-sales-related departments, such as the finance department, information systems department and human resources department. General and administrative expenses amounted to approximately $44.3 million for the fiscal year ended June 30, 2017, representing a decrease of approximately $1.5 million, or 3.3%, compared to approximately $45.8 million for the prior fiscal year. The decrease was mainly due to a decrease of $1.2 million in bad debt provision. As a percentage of total revenues, general and administrative expenses were 10.3% and 8.4% for the fiscal years ended June 30, 2017 and 2016, respectively.

Goodwill impairment charge: The Company engaged an independent third-party appraiser to perform goodwill impairment test on June 30 in each year, to judge whether the carrying amount of goodwill related to Concord and Bond Groups exceeded its fair value. The Company concluded that the carrying amount of goodwill associated with Concord Group was less than fair value of the goodwill and recorded a goodwill impairment charge of $11,211 and nil for the fiscal years ended June 30, 2017 and 2016, respectively. The impairment charge was mainly resulted from a revision of Concord Group’s long-term financial outlook.

Research and development expenses: Research and development expenses represent mostly employee compensation, materials consumed and experiment expenses related to specific new product research and development, as well as any expenses incurred for basic research on advanced technologies. For the fiscal year ended June 30, 2017, research and development expenses were approximately $30.1 million, representing a decrease of approximately $6.5 million, or 17.7%, compared to approximately $36.6 million for the prior fiscal year. As a percentage of total revenues, research and development expenses were 7.0% and 6.7% for the fiscal years ended June 30, 2017 and 2016, respectively.

VAT refunds and government subsidies: The state tax bureaus in China provide refunds out of the value added tax (“VAT”) they collect in order to encourage the research and development efforts made by certain qualified enterprises.  Some of our subsidiaries in China received such refunds. All VAT refunds, that have no further conditions to be met, are recognized in the statements of comprehensive income when cash or approval from the tax bureaus is received. For the fiscal year ended June 30, 2017, VAT refunds were approximately $16.9 million, compared to approximately $20.0 million for the prior fiscal year, decreasing by approximately $3.1 million, or 15.5%. As a percentage of total revenues, VAT refunds were 3.9% and 3.7% for the fiscal years ended June 30, 2017 and 2016, respectively.

The local governments in China also provide financial subsidies to encourage research and development efforts made by certain qualified enterprises. Some of our subsidiaries received such subsidies. For the government subsidies that have no further conditions to be met, the funds received are recognized in the statements of comprehensive income; for the subsidies that have certain operating conditions yet to be met, the fund received are recorded as liabilities and will be released to income when the conditions are met. Subsidy income from the government amounted to approximately $12.9 million and $2.9 million for the fiscal years ended June 30, 2017 and 2016, respectively, an increase of approximately $10.0 million, or 344.8%.

Income from operations: Income from operations decreased by approximately $60.3 million, from approximately $120.6 million for the fiscal year ended June 30, 2016 to approximately $60.3 million for the fiscal year ended June 30, 2017. The decrease was mainly due to the decrease of $65.3 million in the gross profit.

Interest income: For the fiscal year ended June 30, 2017, interest income decreased by approximately $2.2 million, or 37.1% from approximately $5.9 million for the prior year, to approximately $3.7 million for the current period. As a percentage of total revenue, interest income accounted for 0.9% and 1.1% for the fiscal years ended June 30, 2017 and 2016, respectively. The interest income was mainly earned from time deposits with maturities over three months.

Interest expenses: For the fiscal year ended June 30, 2017, interest expenses decreased by approximately $0.5 million, or 33.2% from approximately $1.4 million for the prior year, to approximately $0.9 million for the current period. As a percentage of total revenue, interest expenses accounted for 0.2% and 0.3% for the fiscal years ended June 30, 2017 and 2016, respectively. The interest expenses were incurred by the short-term and long-term loan/bond we had.

Other income (expenses), net: For the fiscal year ended June 30, 2017, the other income (expenses), net decreased by approximately $2.4 million from approximately $4.1 million for the prior year, to approximately $1.7 million for the current period. The decrease was mainly due to the fluctuation of fair value of the contingent consideration related to the acquisition of Bond Group. We recorded approximately $1.7 million gain for the prior fiscal year.

Income tax expenses: For the fiscal year ended June 30, 2017, the Company’s income tax expense was approximately $14.4 million for financial reporting purposes, an increase of approximately $0.2 million, as compared to $14.2 million for the prior year. During the fiscal year 2017, the Company recorded a deferred tax expense of $5.4 million related to the dilution of the Company’s interest in Hollycon. In addition, in the process of Settlement and Payment of Enterprise Income Tax for calendar year 2016 in May 2017, Beijing Hollysys and Hangzhou Hollysys were eligible for a preferential income tax rate of 10% for calendar year 2016 due to its “Key Software Enterprise” status, instead of the 15% used by the Company in calendar year 2016. As a result, the Company recorded a tax benefit of $4.4 million during the fourth quarter of fiscal 2017. Excluding the impact of the abovementioned tax expenses and tax benefit, the effective tax rate for the current year is 16.1%.

Net income attributable to non-controlling interest: The non-controlling interests of the Company include non-controlling shareholders’ interests in each subsidiary. For the fiscal year ended June 30, 2017, the non-controlling interest was the ownership interest of 5% in CECL. The net income attributable to non-controlling interest for the fiscal year ended June 30, 2017 was approximately nil, a decrease of approximately $5.0 million, from approximately $5.0 million for the prior year. The decrease was mainly due to the disposal of Hollycon (Italy) and dilution and divestment of Hollycon, there is no other non-controlling interests except for 5% in CECL.

Net income and earnings per share attributable to Hollysys: For the fiscal year ended June 30, 2017, net income attributable to Hollysys amounted to approximately $68.9 million, representing a decrease of approximately $49.6 million, as compared to approximately $118.5 million for the prior year. The basic and diluted earnings per share were $1.15 and $1.14 for the year ended June 30, 2017, as compared to $2.00 and $1.97 for the prior year, representing a decrease of $0.85 and $0.83, respectively. The decrease was primarily due to the lower net income attributable to Hollysys compared to fiscal 2016.

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

As for the cost of the service revenue, our employees spend time and incur expenses while they are with the customers. From time to time, materials costs related to the service are incurred, especially for providing extended warranty services. The cost of service revenue for fiscal year ended June 30, 2016 was approximately $4.0 million, stayed at about the same level, compared to approximately $4.1 million for the prior fiscal year.

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

Other income (expenses), net: For the fiscal year ended June 30, 2016, the other income (expenses), net increased by approximately $1.5 million from approximately $2.6 million for the prior year, to approximately $4.1 million for the current period. The increase was mainly due to the fluctuation of fair value of the contingent consideration related to the acquisition of Bond Group. We recorded approximately $1.7 million gain for current year as compared to approximately $0.4 million gain from the prior fiscal year.

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

Net income attributable to non-controlling interests: The non-controlling interests of the Company include non-controlling shareholders’ interests in each subsidiary. For fiscal 2016, the non-controlling interests are the ownership interests of 49% in Hollycon, 1% in Hollycon Italy, and 5% in CECL. The net income attributable to non-controlling interests for the fiscal year ended June 30, 2016 was approximately $5.0 million, an increase of approximately $2.3 million, from approximately $2.7 million for the prior year.

Net income and earnings per share attributable to Hollysys: For the fiscal year ended June 30, 2016, net income attributable to Hollysys amounted to approximately $118.5 million, representing an increase of approximately $22.0 million, as compared to approximately $96.5 million for the prior year. The basic and diluted earnings per share were $2.00 and $1.97 for the year ended June 30, 2016, as compared to $1.65 and $1.61 for the prior year, representing an increase of $0.35 and $0.36, respectively. The increase was primarily due to the higher net income attributable to Hollysys compared to fiscal 2015.

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

We estimate our liquidity needs for investing and financing activities for fiscal 2018 will be approximately $14.4 million, which will be primarily related to the repayment of bank borrowings and capital expenditures. Our future working capital requirements will depend on many factors, including, among others, the rate of our revenue growth, the timing and extent of expansion of our sales and marketing activities, the timing of introductions of new products and/or enhancements to existing products, and the timing and extent of expansion of our manufacturing capacity.

Our long-term liquidity needs will relate primarily to working capital to pay our suppliers, and third-party manufacturers, as well as any increases in manufacturing capacity or acquisitions of third party businesses that we may seek in the future. We expect to meet these requirements primarily through our current cash holdings, revolving bank borrowings, as well as our cash flow from operations. For fiscal year 2018, we expect $5.9 million of capital expenditures, mainly related to information system enhancement and manufacturing facility upgrades. We currently do not have any plan to incur significant capital and investing expenditures for the foreseeable future beyond 2018.

Cash Flow and Working Capital

As of June 30, 2017, we had total assets of approximately $1,058.3 million, of which cash and cash equivalents amounted to $197.6 million, time deposits with original maturities over three months amounted to $96.2 million, accounts receivable amounted to $246.6 million and inventories amounted to $45.7 million. While working capital was approximately $562.8 million, equity amounted to $723.5 million and our current ratio was approximately 2.9.

See Item 8, Financial Information, A. Consolidated Statements and Other Financial Information, Dividend Policy, for information on the ability of certain of our subsidiaries in China to make dividends to their respective parent companies.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the fiscal years ended June 30, 2015, 2016 and 2017:

(In USD thousands)

Cash Flow Item	Fiscal Years Ended June 30
	2015	2016	2017
Net cash provided by operating activities	$83,952	$46,737	$69,813
Net cash used in investing activities	$(39,895)	$(2,454)	$(89,553)
Net cash provided (used in) by financing activities	$1,261	$(6,780)	$(7,413)
Effect of exchange rate changes on cash and cash equivalents	$357	$(16,242)	$(4,302)
Net increase (decrease) in cash and cash equivalents	$45,675	$21,261	$(31,455)
Cash and cash equivalents, beginning of year	$162,159	$207,834	$229,095
Cash and cash equivalents, end of year	$207,834	$229,095	$197,640

Operating Activities

For the fiscal year ended June 30, 2017, net cash provided by operating activities was approximately $69.8 million, compared to approximately $46.7 million for prior fiscal year 2016.  The net cash inflow of operating activities in fiscal year 2017 was primarily consisted of net income of approximately $69.8 million and approximately $13 million generated from non-operating items and non-cash items. All of which were partially offset by approximately $13.1 million used in working capital. Changes in working capital are attributable to an increase in deferred revenue of approximately $28.2 million, an increase of accounts payable of approximately $23.6 million, an increase of costs and estimated earnings in excess of billings approximately of $21.9 million, all of which were partially offset by a decrease in accounts receivable of approximately $23.4 million, and a decrease in accruals and other payable of approximately $20.3 million, a decrease in deposits and other assets approximately $12.7 million, a decrease in inventories approximately $10.7 million, and a decrease in other tax payables approximately $7.0 million.

For the fiscal year ended June 30, 2016, net cash provided by operating activities was approximately $46.7 million, compared to approximately $84.0 million for prior fiscal year 2015.  The net cash inflow of operating activities in fiscal year 2016 was primarily consisted of net income of approximately $123.5 million, and changes in working capital attributable to a decrease in deferred revenue of approximately $47.6 million, a decrease of costs and estimated earnings in excess of billings approximately of $37.0 million, a decrease in accounts receivable of approximately $16.4 million, a decrease in income tax payable and other tax payable of approximately $5.0 million combined, and a decrease in inventories of approximately $4.6 million, all of which were partially offset by an increase in accounts payable of approximately $8.3 million, and an increase in due from related parties of approximately $8.2 million.

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

Investing Activities

For the fiscal year ended June 30, 2017, net cash used in investing activities was approximately $89.6 million, compared to approximately $2.5 million for prior fiscal year 2016. The net cash used in investing activities in fiscal year 2017 mainly consisted of a cash outflow of approximately $3.7 million for capital expenditures, a cash outflow of approximately $16.7 million cash in deconsolidated subsidiary, a cash outflow of approximately $2.7 million investment of an equity investee, a cash outflow of approximately $154.8 million transferred from current accounts to time deposits in banks with original maturities between six months and one year, partially offset by a cash inflow of approximately $89.3 million from maturity of time deposits.

For the fiscal year ended June 30, 2016, net cash used in investing activities was approximately $2.5 million, compared to approximately $39.9 million for prior fiscal year 2015. The net cash used in investing activities in fiscal year 2016 mainly consisted of a cash outflow of approximately $7.9 million for capital expenditures, a cash outflow of approximately $107.1 million transferred from current accounts to time deposits in banks with original maturities between six months and one year, and a cash inflow of approximately $112.0 million from maturity of time deposits.

For the fiscal year ended June 30, 2015, net cash used in investing activities was approximately $39.9 million, compared to approximately $25.2 million for the prior fiscal year 2014. The net cash used in investing activities in fiscal year 2015 mainly consisted of a cash outflow of approximately $14.6 million paid for acquisition of Bond Group, net of cash acquired, a cash outflow of approximately $4.6 million for capital expenditures, a cash outflow of approximately $33.4 million transferred from current accounts to time deposits in banks with original maturities between six months and one year, and a cash inflow of approximately $11.6 million from maturity of time deposits.

Financing Activities

For fiscal year ended June 30, 2017, net cash used in financing activities was approximately $7.4 million, as compared to approximately $6.8 million cash provided for the prior year. The net cash used in financing activities in fiscal year 2017 mainly consisted of a repayment of short-term bank loans of approximately $4.9 million, a repayment of long-term bank loans of approximately $7.4 million, a payment of dividends of approximately $12.0 million, partially offset by proceeds from short-term bank loans of approximately $10.1 million, and proceeds from exercise of share options of approximately $6.3 million.

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

For the fiscal years 2017, 2016, and 2015, aggregate annual research and development expenses were approximately $30.1 million, $36.6 million, and $35.8 million, respectively.

Intellectual Property Rights

We rely on a combination of copyright, patent, trademark and other intellectual property laws, nondisclosure agreements and other protective measures to protect our proprietary rights. We also utilize unpatented proprietary know-how and trade secrets and employ various methods to protect them. As of June 30, 2017, we held 163 software copyrights, 141 authorized patents, 182 patent applications and 2 registered trademarks. Our earliest software copyrights will expire in 2051. Our invention patents have terms of 20 years. The first expiration will be in 2020 and the second will be in 2023 and our utility patents and design patents have terms of 10 years. One utility patent is expected to expire in 2018 and one design patent expires in fiscal year 2018.

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

Other than as disclosed in the foregoing disclosures and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year 2017 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, including long-term loans and operating leases and capital and operational commitments as of June 30, 2017.

(In USD thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term & Long-term Loans
-Principal	29,922	8,541	21,170	116	95
-Interest	1,243	670	569	4	-
Operating Lease Obligations(1)	3,942	2,453	1,323	166	-
Purchase Obligations(2)	142,424	127,609	10,380	3,470	965
Capital Obligations(3)	1,026	1,026	-	-	-
Standby Letters of Credit(4)	24,941	24,941	-	-	-
Performance Guarantees(5)	62,914	36,376	25,720	525	293
Total	266,412	201,616	59,162	4,281	1,353

(1)	Operating lease obligations

It represents the future minimum payments under non-cancelable operating leases.

(2)	Purchase obligations

As of June 30, 2017, the Company had approximately $142.4 million in purchase obligations for the coming fiscal year, for purchases of inventories. The inventories will be mainly used for fulfilling existing contracts or new contracts resulted from the expansion of our operations.

(3)	Capital obligations

As of June 30, 2017, the Company had approximately $1.0 million in capital obligations for the coming fiscal year, mainly for the Company’s information system construction.

(4)	Standby letters of credit

We have issued letters of credit to our suppliers to serve as assurance of payment. When a letter of credit is issued, a proportion of the total amount covered by the letter of credit may be required to be deposited in the bank, and is not available until the payment has been settled or the letter of credit has expired. As of June 30, 2017, we had approximately $24.9 million in standby letters of credit obligations, with $23.0 million of restricted cash deposited in banks for standby letter of credit.

(5)	Performance guarantees

We have provided performance guarantees to our customers to serve as assurance of performance for the contractual obligations. When a performance guarantee is issued, a proportion of the total guarantee amount may be required to be deposited in the bank, and is not available until the guarantee is expired. As of June 30, 2017, we had approximately $62.9 million performance guarantees obligation, with $5.8 million of restricted cash deposited in banks for performance guarantees.

Other than the contractual obligations and commercial commitments set forth above, we did not have any other long-term debt obligations, operating lease obligations, capital commitments, purchase obligations or other long-term liabilities as of June 30, 2017.

G.	Safe Harbor

See "Forward-Looking Information" on page 8.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management as of June 30, 2017.

Name	Age	Position

Baiqing Shao	49	Chairman of Board of Directors and Chief Executive Officer
Herriet Qu	47	Chief Financial Officer
Colin Sung	51	Director
Jerry Zhang	45	Director
Jianyun Chai	55	Director
Li Qiao	60	Director

Mr. Baiqing Shao, one of the main founders of the Company, has served as our Chief Executive Officer since November, 2013 and Chairman of the Company and General Manager of Hollysys Group since December, 2016. Prior to that, he was the Vice General Manager of Hollysys Group starting from December 2010. Since July 2014, he has been serving as the head of overseas business. From February 2012 to November 2013, he was the Senior Vice President, Business Development of the Company. From 2002 to 2010, he served as the General Manager of Beijing Hollysys Information Technology Co., Ltd.(currently known as “Shenhua Hollysys Information Technology Co., Ltd.”), one of our indirect equity investees. From October 1996 to January 1999, he served as the head of R&D. Mr. Shao has served the Company for more than twenty-four years as one of the founding group of engineers. Mr. Shao holds a Master Degree of Computer Science from the 6th Research Institute of China Electronics Corporation and an MBA degree from Peking University.

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

Ms. Li Qiao, is the Chairman of Agriculture Resources Pte Ltd. and the Director of CSIC International Pte Ltd. She served as Chairman of the Company from 2007 to 2010 and as Director of Beijing Hollysys Co., Ltd. from 1999 to 2008. Before that, Ms. Qiao had worked in government for more than ten years. She was the Minster of Enterprise Division in Business Administration Committee of The Beijing Municipality Concerning the Experimental Area for Developing New-Technology Industries, and also served as the head of the Zhongguancun Technology Park (“Zhongguancun”) Administrative Committee. Ms. Li Qiao participated in setting the Five-year plan of Chinese High-Tech Industrial Area and Zhongguancun High-Tech Development and Industrial Policy. She also participated in organizing and editing “The Regulations of Zhongguancun High-Tech Development Park” which is regarded as the fundamental law of Zhongguancun. Ms. Qiao also has extensive experience in equity investment. She organized twelve industry annual analysis reports and participated in establishing the first Beijing venture capital company, invested and successfully helped a number of companies listed in domestic and abroad. The investment projects that Ms. Qiao involved with include biological medicine, high-end equipment manufacturing, new energy, chemical and energy, agriculture, education, integrated circuits, aerospace, fast moving consumer goods, electronic information and other industries. She holds an EMBA of Science and Technology from Hong Kong University.

There is no arrangement or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person named above was selected as a director or member of senior management.

No family relationship exists between any of the persons named above.

B.	Compensation

Executive Compensation

The aggregate cash compensation paid to our executive officers as a group was $954,867 for the fiscal year ended June 30, 2017.

In the fiscal year ended June 30, 2012, we granted stock options for a total of 1,476,000 ordinary shares under the long-term incentive plan of the Company to key employees, including options to purchase 561,000 ordinary shares to the senior executives listed in the table below under the caption “2012 Options” in this section. All of the grants have specific performance milestones. Additionally, the awards have a provision that if in certain instances the milestones are exceeded by specified targets, then additional ordinary shares will vest for the related period. The exercise periods for the options are five years from the date of grant, February 20, 2012. As of June 30, 2017, all the options granted to the above-mentioned executive officers were vested and exercised.

In the fiscal year ended June 30, 2015, the Company granted 1,740,000 stock options to key employees, including options to purchase 675,000 ordinary shares to the senior executives listed in the table below under the caption “2015 Options” in of this section. The current outstanding awards have vesting periods of up to five years depending on the person’s position and all of the grants have specific performance milestones. Additionally, the outstanding awards have a provision that if in certain instances the milestones are exceeded by specified targets, then additional ordinary shares will vest for the related period. The exercise periods for the options are five years from the date of grant, May 14, 2015. As of June 30, 2017, 198,000 options granted to the above-mentioned executive officers were vested and none of the options were exercised.

Director Compensation

We pay each of our non-employee directors who are not Company employees a monthly fee as compensation for the services to be provided by him/her as a non-employee director. During fiscal 2017, we paid $4,000 per month from July 2016 to January 2017 and $4,500 per month beginning from February 2017 to Colin Sung, $3,000 per month from July to December 2016 and $3,500 per month beginning from January 2017 to Jerry Zhang, $2,000 per month from July 2016 to May 2017 and $2,500 per month beginning from June 2017 to Jianyun Chai, $3,500 per month to Li Qiao beginning from January 2017. We also reimburse our non-employee directors for out-of-pocket expenses incurred in attending meetings.

In 2011, as the compensation for their continuous service on the Board, we granted to each of the non-employee directors restricted shares (“2011 Restricted Shares”), which vested in equal installments on a quarterly basis over a three-year period beginning on the grant date, which included 22,500 restricted shares granted to Colin Sung, and 15,000 restricted shares to each of Jerry Zhang, Jianyun Chai and Qingtai Chen. As of June 30, 2017, all the 2011 Restricted Shares were vested and 22,500 restricted shares granted to Colin Sung were issued.

In 2014, as the compensation for their continuous service on the Board, we granted to each of the non-employee directors restricted shares (“2014 Restricted Shares”), which will vest in equal installments on a quarterly basis over a three-year period beginning on the service inception date, which included 22,500 restricted shares granted to Colin Sung, and 15,000 restricted shares to each of Jerry Zhang and Jianyun Chai, respectively. As of June 30, 2017, all the 2014 Restricted Shares were vested and 22,500 restricted shares granted to Colin Sung were issued.

In 2016, as the compensation for their continuous service on the Board, we granted to each of the non-employee directors restricted shares (“2016 Restricted Shares”), which will vest in equal installments on a quarterly basis over a three-year period beginning on the service inception date, which included 22,500 restricted shares granted to Colin Sung, and 15,000 restricted shares to each of Jerry Zhang, Jianyun Chai and Li Qiao, respectively. As of June 30, 2017, 4,375 shares of the 2016 Restricted Shares were vested and none were issued.

For the fiscal year ended June 30, 2017, the aggregate amount of cash compensation paid to our directors as a group was $135,000.

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

2012 Options

The following table sets forth options granted on February 20, 2012 to the following senior management of the Company.

Name	Number of Ordinary Shares Issuable upon Exercise of Options	Number of Ordinary Shares Vested	Exercise Price	Date of Grant	Date of Expiration
Jianfeng He1	198,000	198,000	$8.69	2012-2-20	2017-2-19
Herriet Qu2	198,000	198,000	$8.69	2012-2-20	2017-2-19
Baiqing Shao[3]	165,000	165,000	$8.69	2012-2-20	2017-2-19

1198,000 options vest on the 24, 36 and 48 month anniversaries of the date of grant if the CAGR of the Non-GAAP diluted EPS form fiscal year 2011 to fiscal year 2014 exceeds stated thresholds on those dates. As of June 30, 2017, the securities reported as held by Mr. Jianfeng He include options to purchase 198,000 ordinary shares that are vested and exercised.

2198,000 options vest on the 24, 36 and 48 month anniversaries of the date of grant if the CAGR of the Non-GAAP diluted EPS form fiscal year 2011 to fiscal year 2014 exceeds stated thresholds on those dates. As of June 30, 2017, the securities reported as held by Ms. Herriet Qu include options to purchase 198,000 ordinary shares that are vested and exercised.

3165,000 options vest on the 24, 36 and 48 month anniversaries of the date of grant if the CAGR of the Non-GAAP diluted EPS form fiscal year 2011 to fiscal year 2014 exceeds stated thresholds on those dates. As of June 30, 2017, the securities reported as held by Mr. Baiqing Shao include options to purchase 165,000 ordinary shares that are vested and exercised.

These options were part of options to purchase an aggregate of 1,476,000 ordinary shares issued to certain individuals on February 20, 2012, all with similar vesting provisions.

On September 26, 2016, the Company announced a regular cash dividend of US$ 0.20 per share to the holders of the Company’s ordinary shares. Shareholders of record as of the close of business on October 26, 2016 were eligible to receive the dividend. As a result, the options to be exercised by the above optionees after October 27, 2016 will be subject to an adjusted exercise price of US$8.69.

The above options vest annually over a period of four years from their grant date, subject to different performance conditions and are exercisable once vested for up to five years from the date of grant. As of June 30, 2017, all of the 1,476,000 options have been vested and exercised.

2015 Options

On May 14, 2015, the Company granted an aggregate of 1.74 million of options to certain officers and employees of the Company pursuant to the 2015 Equity Plan. The options vest annually over a period of four years from their grant date of May 14, 2015, subject to different performance conditions and are exercisable up to five years from the date of grant. As of June 30, 2017, 198,000 of the options were vested and none of them were exercised.

The following table sets forth options granted on May 14, 2015 to the following named directors and officers:

Name	Number of Ordinary Shares Issuable upon Exercise of Options	Number of Ordinary Shares Vested	Exercise Price	Date of Grant	Date of Expiration
Herriet Qu1	225,000	45,000	$22.05	2015-5-14	2020-5-13
Baiqing Shao[1]	225,000	45,000	$22.05	2015-5-14	2020-5-13

1The total Option Shares to be granted will be determined by the yearly growth rate of Non-GAAP diluted earnings per share (“EPS”) from June 30, 2014 to June 30, 2017. An aggregate of up to 150,000 Options in total will vest to the optionee if the yearly growth rate of Non- GAAP diluted earnings per share (“EPS”) from June 30, 2014 to June 30, 2017 equals or exceed stated thresholds on those dates; an aggregate of up to 187,500 Options in total will vest to the optionee if the yearly growth rate of Non-GAAP diluted EPS from June 30, 2014 to June 30, 2017 equals or exceeds an additional threshold; and an aggregate of up to 225,000 Options will vest to the optionee if the yearly growth rate of Non-GAAP diluted EPS from June 30, 2014 to June 30, 2017 equals or exceeds foregoing threshold.

These options were part of an aggregate of 1,740,000 ordinary shares underlying options issued to optionees on May 14, 2015, all with similar vesting provisions.

2011 Restricted shares:

The following table sets forth the 2011 Restricted Shares granted to the following directors:

Name	Number of Restricted Shares Granted	Date of Grant	Number of Restricted Shares Vested	Number of Restricted Shares Issued
Jerry Zhang	15,000	2011-1-1	15,000	-
Colin Sung	22,500	2011-2-1	22,500	22,500
Jianyun Chai	15,000	2011-6-2	15,000	-

The restricted shares set forth in the table above vest quarterly over a period of 3 years from their respective grant date. As of June 30, 2017, all the 2011 restricted shares were vested, and 22,500 of them have been issued to Colin Sung.

2014 Restricted shares:

The following table sets forth the 2014 Restricted Shares granted to the following independent directors:

Name	Number of Restricted Shares Granted	Date of Grant	Number of Restricted Shares Vested	Number of Restricted Shares Issued
Jerry Zhang	15,000	2014-1-1	15,000	-
Colin Sung	22,500	2014-2-1	22,500	22,500
Jianyun Chai	15,000	2014-6-2	15,000	-

The restricted shares set forth in the table above vest quarterly over a period of 3 years from their respective service inception date. As of June 30, 2017, all the restricted shares were vested, and 22,500 of them have been issued to Colin Sung.

2016 Restricted shares:

The following table sets forth the 2016 Restricted Shares granted to the following directors:

Name	Number of Restricted Shares Granted	Date of Grant	Number of Restricted Shares Vested	Number of Restricted Shares Issued
Jerry Zhang	15,000	2017-1-1	1,250	-
Colin Sung	22,500	2017-2-1	1,875	-
Jianyun Chai	15,000	2017-6-2	-	-
Li Qiao	15,000	2017-1-1	1,250	-

The restricted shares set forth in the table above vest quarterly over a period of 3 years from their respective service inception date. As of June 30, 2017, 4,375 restricted shares were vested, and none of them have been issued.

Employment Agreements

We entered into a three-year employment agreement with our Chief Executive Officer, Mr. Baiqing Shao on November 30, 2013. The agreement was automatically renewed on November 30, 2016. Mr. Shao is entitled to insurance benefits, four weeks’ vacation, and reimbursement of business expenses and, if necessary, relocation expenses. The agreement may be terminated by us for death, disability and cause. Mr. Shao may terminate the employment agreement for any good reason at any time. The agreements contain provisions for the protection of confidential information and a three-year-after employment non-competition period within China.

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

Terms of Directors and Executive Officers

Our board consisted of five directors for fiscal year 2017. Our directors are not subject to a term of office limitation, and hold office until the next annual meeting of members or until such director’s earlier resignation, removal from office, death or incapacity. Any vacancy on our board resulting from death, resignation, removal or other cause, and any newly created directorship resulting from any increase in the authorized number of directors between meetings of members, may be filled either by the affirmative vote of a majority of all the directors then in office (even if less than a quorum) or by a resolution of members. In addition, the service agreement between us and the directors do not provide benefits upon termination of their services In connection with the adoption of the 2010 Rights Plan, we amended our Memorandum and Articles of Association to provide that directors may only be removed by shareholders for cause.

Our executive officers are appointed by our board.  The executive officers shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by resolution of directors.  Any vacancy occurring in any office may be filled by resolution of directors.

Independence of Directors

We have elected to follow the rules of NASDAQ to determine whether a director is independent.  Our board will also consult with counsel to ensure that our board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. Rule 5605(a)(2) of Listing Rules of The NASDAQ Stock Market, Inc., or the NASDAQ Listing Rules, defines an “independent director” generally as a person, other than an officer of the Company, who does not have a relationship with the Company that would interfere with the director’s exercise of independent judgment.  Consistent with these considerations, our board has affirmatively determined that, Mr. Colin Sung, Mr. Jianyun Chai and Ms. Jerry Zhang currently are our independent directors.

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

We had 3,202, 3,641 and 3,632 employees as of June 30, 2017, 2016, and 2015, respectively. As of June 30, 2017, there were 2,638 employees located in China and 564 employees outside China.  The following table sets forth our employees as of June 30, 2017 based on their functional areas within the Company:

Category	China	Overseas	Total
Sales & Marketing	501	17	518
Research and development	596	-	596
Engineering	866	426	1,292
Production	361	-	361
Management	314	121	435
Total	2,638	564	3,202

We believe that our relationship with our employees is good. The remuneration payable to employees includes basic salaries and bonuses. We have not experienced any significant problems or disruption to our operations due to labor disputes, nor have we experienced any difficulties in recruitment and retention of experienced staff. As required by applicable laws of China, Singapore, Malaysia, Hong Kong, Dubai, Saudi Arabia, India and Qatar, we have entered into employment contracts with all of our officers, managers and employees.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares (i) by each of our officers and directors, as of September 18, 2017; (ii) by each person who is known by us to beneficially own more than 5% of our ordinary shares as of June 30, 2017. The table does not include any preferred shares or ordinary shares that may be issued under the Rights Plan of the Company. The address of each of the persons set forth below is in care of Hollysys Automation Technologies Ltd., No. 2 Disheng Middle Road, Beijing Economic-Technological Development Area, Beijing, P. R. China 100176.

Name & Address of Beneficial Owner	Office, if Any	Title of Class	Amount & Nature of Beneficial Ownership (1)		Percent of Class (2)
Officers and Directors
Baiqing Shao	Chairman and Chief Executive Officer	Ordinary Shares	4,354,223	(3)	7.20%
Herriet Qu	Chief Financial Officer	Ordinary Shares	726,471	(4)	1.2%
Colin Sung	Director	Ordinary Shares	48,750	(5)	*
Jerry Zhang	Director	Ordinary Shares	32,500	(6)	*
Jianyun Chai	Director	Ordinary Shares	31,250	(7)	*
Li Qiao	Director	Ordinary Shares	530,588	(8)	*

5% Securities Holder
Baiqing Shao		Ordinary Shares	4,354,223	(3)	7.20%
Prudential PLC		Ordinary Shares	10,792,037	(9)	17.88%
Davis Selected Advisers		Ordinary Shares	3,391,934		5.62%
Schroder Investment Management Group		Ordinary Shares	3,241,090		5.37%

* Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as otherwise indicated, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)	As of September 18, 2017, a total of 60,342,099 ordinary shares are outstanding pursuant to SEC Rule 13d-3(d)(1). For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(3)	The securities reported as held by Mr. Baiqing Shao include 4,144,223 shares of our ordinary shares held indirectly through Ace Lead Profits Limited. The foregoing entity is a BVI entity that is wholly-owned and controlled by Mr. Baiqing Shao therefore he may be deemed to be the beneficial owner of the ordinary shares held by it. The securities reported as held by Mr. Baiqing Shao also include options to purchase 165,000 ordinary shares that are vested and exercised, and options to purchase 45,000 ordinary shares that are vested but do not include options to purchase 45,000 ordinary shares that will not be vested within 60 days.

(4)	The securities reported as held by Ms. Herriet Qu include 681,471 shares of our ordinary shares held indirectly through Golden Result Enterprises Limited. The foregoing entity is a BVI entity that is wholly-owned and controlled by Ms. Herriet Qu therefore she may be deemed to be the beneficial owner of the ordinary shares held by it. The securities reported as held by Ms. Qu also include options to purchase 45,000 ordinary shares that are vested, and do not include options to purchase 45,000 ordinary shares that will not vest within 60 days.

(5)	The securities reported as held by Mr. Colin Sung include 45,000 ordinary shares that were issued and 3,750 restricted shares vested but not issued, but do not include 18, 750 restricted shares that are not yet vested.

(6)	The securities reported as held by Ms. Jerry Zhang include 32,500 restricted shares vested but not issued; and do not include 12,500 restricted shares that are not yet vested.

(7)	The securities reported as held by Mr. Jianyun Chai includes 31,250 restricted shares vested but not issued, and do not include 13,750 restricted shares that are not yet vested.

(8)	The securities reported as held by Ms. Li Qiao include 528,088 ordinary shares and 2,500 restricted shares vested but not issued, but do not include 12,500 restricted shares that are not yet vested.

(9)	Based on information provided by Eastspring Investments (Singapore) Limited and Eastspring Investments in Amendment No. 1 to Schedule 13G filed with the SEC on August 9, 2017, reporting beneficial ownership of our ordinary shares as of July 31, 2017, Eastspring Investments (Singapore) Limited had sole power to vote and dispose with respect to 6,061,300 shares while Eastspring Investments beneficially owned 3,250,000 shares. To our knowledge, both Eastspring Investments (Singapore) Limited and Eastspring Investments are members of Prudential PLC.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to Item 6.E “Directors, Senior Management and Employees — Share Ownership.”

B.	Related Party Transactions

The related party relationships and related party transactions are listed as follows:

Related party relationships

Name of related parties	Relationship with the Company

Shenhua Hollysys Information Technology Co., Ltd. (“Shenhua Information”)	20% owned by Beijing Hollysys
China Techenergy Co., Ltd. (“China Techenergy”)	40% owned by Beijing Hollysys
Beijing Hollysys Electric Motor Co., Ltd. (“Electric Motor”)	40% owned by Beijing Hollysys
Beijing Hollysys Machine Automation Co., Ltd. (“Hollysys Machine”)	30% owned by Hollysys Investment
Heilongjiang Ruixing Technology Co., Ltd. (“Heilongjiang Ruixing”)	6% owned by Beijing Hollysys
Beijing IPE Biotechnology Co., Ltd. (“Beijing IPE”)	22.02% owned by Beijing Hollysys
Beijing Hollycon Medicine & Technology. Co., Ltd. (“Hollycon”)	30% owned by Hollysys Group
Shenzhen HollySys Intelligent Technologies Co., Ltd. (“Shenzhen HollySys”)	60% owned by Hollysys Intelligent

Due from related parties (in USD Thousands)

	June 30,
	2016	2017

China Techenergy	$22,579	$28,778
Shenhua Information	2,995	3,267
Heilongjiang Ruixing	1,071	1,049
Hollysys Machine	1,367	965
Hollycon	-	79
Shenzhen HollySys	-	2
Beijing IPE	-	2

	$28,012	$34,142

The Company’s management believes that the collection of amounts due from related parties is reasonably assured and accordingly, no provision had been made for these balances.

Due to related parties (in USD Thousands)

	June 30,
	2016	2017

China Techenergy	$1,170	$1,117
Hollysys Machine	112	817
Shenhua Information	358	353
Electric Motor	5	11
Beijing IPE	-	2
Hollycon	-	1

	$1,645	$2,301

Transactions with related parties (in USD Thousands)

Purchases of goods and services from:

	Year ended June 30,
	2015	2016	2017

Hollysys Machine	$914	$555	$749
Electric Motor	50	354	29
Hollycon	-	-	8
Shenhua Information	368	-	-
China Techenergy	1	-	-

	$1,333	$909	$786

Sales of goods and integrated solutions to:

	Year ended June 30,
	2015	2016	2017

China Techenergy	$21,936	$3,657	$10,842
Shenhua Information	2,128	847	765
Hollysys Machine	512	235	167
Hollycon	-	-	108
Beijing IPE	-	-	7
Electric Motor	1	-	-

	$24,577	$4,739	$11,889

Operating lease income from:

	Year ended June 30,
	2015	2016	2017

Hollycon	-	-	602
Hollysys Machine	41	40	-

	$41	$40	$602

Purchases of intangible asset:

	Year ended June 30,
	2015	2016	2017

Hollysys Machine	$-	$-	$1,648

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

The Company engages Hollysys Machine to sell the Company’s products to end customers. The Company pays commission to Hollysys Machine in exchange for its services. The amount of the commission is determined based on the value of the products sold by Hollysys Machine during the year. In fiscal year 2017, one of the Company’s subsidiary Hollysys Intelligent reached an agreement with Hollysys Machine to purchase a series of fixed assets, software copyrights and patents because of their similar business category.

The Company entered into an operating lease agreement with Hollycon to lease part of its one building located in Beijing. The lease term is for 1 year from the commencement date of July 1, 2016 to June 30, 2017.

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

Dividend Policy

Historically we have retained our earnings for use in the expansion and operation of our business except that on February 9, 2015, we declared a special cash dividend of $0.40 per share to the holders of the Company’s ordinary shares. The record day was February 23, 2015 and payment day was March 16, 2015. Continental Stock Transfer & Trust acted as the paying agent. During the fiscal year of 2016, no cash dividend was declared and paid. On August 11, 2016, the Board of Directors approved a regular cash dividend policy pursuant to which future cash dividends are expected to be paid to holders of the Company’s ordinary shares on an annual basis out of funds legally available for such purpose. On September 26, 2016, the Board of Directors declared a regular annual dividend of $0.20 per ordinary share for 2016. The dividend was paid on November 11, 2016 to shareholders of record at the close of business on October 26, 2016. However, the declaration and payment of future dividends will be at the discretion of the Board, and will depend upon many factors, including the Company’s financial condition, earnings, and capital requirements of its businesses, legal requirements, regulatory constraints, industry practice, and other factors that the Board deems relevant. As a BVI company, we may only declare and pay dividends if our directors are satisfied, on reasonable grounds, that immediately after the distribution (i) the value of our assets will exceed our liabilities and (ii) we will be able to pay our debts as they fall due.

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

	Nasdaq Price per Share
	High	Low
Annual Market Prices(1)
Fiscal Year 2013	$13.96	7.33
Fiscal Year 2014	$24.94	11.79
Fiscal Year 2015	$26.84	17.18
Fiscal Year 2016	$23.49	15.21
Fiscal Year 2017	$23.21	15.25

Quarterly Market Prices
First Quarter 2016 ended September 30, 2015	$23.49	15.89
Second Quarter 2016 ended December 31, 2015	$22.60	17.34
Third Quarter 2016 ended March 31, 2016	$21.74	15.21
Fourth Quarter 2016 ended June 30, 2016	$20.80	15.95
First Quarter 2017 ended September 30, 2016	$23.21	16.95
Second Quarter 2017 ended December 31, 2016	$23.09	17.89
Third Quarter 2017 ended March 31, 2017	$19.18	16.56
Fourth Quarter 2017 ended June 30, 2017	17.28	15.25

Monthly Market Prices
March 2017	$18.19	16.56
April 2017	$16.69	15.25
May 2017	$17.19	15.56
June 2017	$17.28	16.04
July 2017	$19.18	15.84
August 2017	$20.50	17.79
September 2017 (through September 18, 2017)	$21.15	19.86

(1) All periods end June 30 of the stated year, unless otherwise noted.

B.	Plan of Distribution

Not applicable

C.	Markets

See our disclosures under “Item 9. A. Offer and Listing.”

D.	Selling Shareholders

Not Applicable

E.	Dilution

Not Applicable

F.	Expenses of Issue

Not Applicable

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable

B.	Memorandum and Articles of Association

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

On May 30, 2014, the Company entered into a convertible loan agreement with International Finance Corporation, an international organization established by Articles of Agreement among its member countries including the British Virgin Islands ("IFC"), under which the Company will borrow $20,000,000 from IFC (the “Convertible Bond”) with an interest rate of 2.1% per annum and commitment fee of 0.5% per annum paid in rear semi-annually. The Company received the loan disbursement on August 30, 2014, and the loan interest started accumulating since then.

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

On August 11, 2016, the Board of Directors of the Company approved a regular cash dividend policy pursuant to which future cash dividends are expected to be paid to holders of the Company’s ordinary shares on an annual basis out of funds legally available for such purpose. On September 26, 2016, the Board of Directors declared a regular annual dividend of $0.20 per ordinary share for 2016. The dividend was payable on November 11, 2016 to shareholders of record at the close of business on October 26, 2016. The declaration and payment of future dividends will be at the discretion of the Board of Directors, and will depend upon many factors, including the Company’s financial condition, earnings, capital requirements of its businesses, legal requirements, regulatory constraints, industry practice, and other factors that the Board of Directors deems relevant.

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

Interest Rate Risk

We are exposed to interest rate risk primarily with respect to our bank loans. A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings as of June 30, 2017, would decrease income before income taxes by approximately $0.3 million for the fiscal year ended June 30, 2017. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, 75.6% of our consolidated revenues and consolidated costs and expenses are denominated in RMB, and 83.9% of our assets are denominated in RMB, and the remaining are mainly denominated in SGD.  As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rates of the U.S. dollar, RMB and SGD.  If the RMB or SGD depreciates against the U.S. dollar, the value of our RMB or SGD revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline.  Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated at historical exchange rates.  Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of shareholders’ equity.  An average appreciation or depreciation of the RMB against the US dollar of 5% would increase or decrease our comprehensive income by $508,651 and $562,192, respectively. An average appreciation or depreciation of the SGD against the US dollar of 5% would decrease or increase our comprehensive income by $501,068 or $553,813 respectively, based on our current revenues, costs and expenses, assets, and liabilities denominated in RMB or SGD as of June 30, 2017.

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

Disclosure Controls and Procedures

As required by Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act, our management has carried out an evaluation, with the participation and under the supervision of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2017.

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

Management conducted its evaluation of disclosure controls and procedures under the supervision of our principal executive officer and our principal financial officer.  Based upon, and as of the date of this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2017.

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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2017. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 framework). Based on our assessment, management believes that, as of June 30, 2017, our internal control over financial reporting was effective based on those criteria.

Our independent registered public accounting firm has audited our internal control over financial reporting as of June 30, 2017 and has issued an attestation report, which appears on page F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

Except for the changes arising from the implementation of a new financial reporting management system Hyperion Financial Management (“HFM”) which became operational during the year ended June 30, 2017, there has been no change in our internal control procedure over financial reporting during the year that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

In March 2006, our board of directors adopted a code of conduct, or Code of Conduct, which applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer.   Our Code of Conduct addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, confidentiality, and reporting of violations of the code.  A copy of the Code of Conduct was filed as Annex G to our registration statement on Form S-4 filed with the SEC on March 30, 2006 and is incorporated herein by reference. Our Code of Conduct is also posted on the corporate governance page of our website at www.hollysys.com. During the fiscal year ended June 30, 2017, there were no waivers from a provision of our Code of Conduct granted to our directors, officers or employees.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Ernst &Young Hua Ming LLP was our principal accountant for the fiscal years ended June 30, 2017 and 2016. The aggregate fees incurred for fiscal years ended June 30, 2017 and 2016 were $1,292,771 and $1,199,400, respectively. The fees were related to the audit of our annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings.

Audit-Related Fees

The audit-related fees includes service rendered related to our quarterly financial information for the fiscal year ended June 30, 2017 and 2016 were $73,725 and $224,514 respectively.

Tax Fees

The aggregate fees incurred in the fiscal years ended June 30, 2017 and 2016 for tax services rendered were $39,731 and $47,981, respectively. The tax service includes tax compliance and tax advice.

All Other Fees

No other fees were incurred in each of the fiscal years ended June 30, 2017 and 2016 for services provided by the principal accountant, other than the services reported above under other captions of this Item 16C.

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

NASDAQ Listing Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer's fiscal year end. NASDAQ Listing Rule 5635(c) also requires each issuer to obtain shareholders’ approval when a plan or other equity compensation arrangement is established or materially amended. However, NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. We follow home country practice with respect to annual meetings and did not hold an annual shareholder meeting in fiscal 2017. Our BVI counsel, Maples and Calder, has provided a letter to NASDAQ certifying that under BVI law, we are not required to hold annual shareholder meetings. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

Maples and Calder has also provided a letter to NASDAQ certifying that under BVI law, we are not required to seek shareholder approval for the establishment of our equity compensation plans. In 2015, we followed home country practice with respect to the adoption of our 2015 Equity Plan without seeking shareholder approval.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our Audited Financial Statements for the Years Ended June 30, 2017, 2016 and 2015 are included at the end of this annual report.

ITEM 19.	EXHIBITS

Number	Description

1.1	Amended and Restated Memorandum and Articles of Association (Incorporated by reference to Exhibit 3.1 of the Form 6-K filed with the Securities and Exchange Commission on May 31, 2016).

2.1	Rights Agreement, dated as of August 27, 2010, between Hollysys Automation Technologies Ltd. and Continental Stock Transfer & Trust Company, which includes the Form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Preferred Shares as Exhibit B (Incorporated by reference to Exhibit 2.1 of the Form 6-K filed with the Securities and Exchange Commission on September 21, 2010).

4.1	Chardan North China Acquisition Corporation 2006 Stock Plan (Incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-8 (file no. 333-170811) filed with the Securities and Exchange Commission on November 24, 2010).

4.2	Form of Stock Consignment Agreement (Incorporated by reference to Exhibit 10.2 of the Registration Statement S-4/A (file no. 333-132826) filed with the Securities and Exchange Commission on June 28, 2006).

4.3	Share Sale and Purchase Agreement, by Unionway Resources Limited and the Company, dated December 23, 2009. ((Incorporated by reference to Exhibit 4.20 of the Report on Form 20-F for the fiscal year ended June 30, 2010 filed with the Securities and Exchange Commission on December 22, 2010).

8.1*	List of Subsidiaries

11.1	Code of Ethics (included as Annex G to the Proxy Statement/Prospectus contained in Registration Statement on Form S-4 filed with the Securities and Exchange Commission on March 30, 2006 and incorporated by reference herein)

12.1*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst and Young Hua Ming LLP

99.1	Hollysys Automation Technologies Ltd. 2015 Equity Incentive Plan (Incorporated by reference to Exhibit 99.1 of the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 18, 2015).

101.INS*	XBRL Instant Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBLR Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase

101.LAB*	XBRL Taxonomy Extension Label Linkbase

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase

* Filed with this annual report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

/s/ Baiqing Shao
Baiqing Shao
Chief Executive Officer
Date: September 22, 2017

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Hollysys Automation Technologies Ltd.

We have audited the accompanying consolidated balance sheets of Hollysys Automation Technologies Ltd. (the “Company”) as of June 30, 2017 and 2016, and the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2017. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hollysys Automation Technologies Ltd. at June 30, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hollysys Automation Technologies Ltd.’s internal control over financial reporting as of June 30, 2017, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated September 22, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

September 22, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Hollysys Automation Technologies Ltd.

We have audited Hollysys Automation Technologies Ltd.’s internal control over financial reporting as of June 30, 2017, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). Hollysys Automation Technologies Ltd.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Hollysys Automation Technologies Ltd. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hollysys Automation Technologies Ltd. as of June 30, 2017 and 2016, and the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2017 of Hollysys Automation Technologies Ltd. and our report dated September 22, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

September 22, 2017

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In US dollars thousands except for number of shares and per share data)

		June 30,
	Notes	2016	2017
ASSETS
Current assets
Cash and cash equivalents		$229,095	$197,640
Time deposits with maturities over three months		42,368	96,214
Restricted cash		27,592	39,534
Accounts receivable, net of allowance for doubtful accounts of $42,471 and $48,089 as of June 30, 2016 and 2017, respectively	4	237,179	246,552
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $6,383 and $8,660 as of June 30, 2016 and 2017, respectively	5	189,928	162,096
Other receivables, net of allowance for doubtful accounts of $1,302 and $1,448 as of June 30, 2016 and 2017, respectively		13,358	20,036
Advances to suppliers		11,661	9,964
Amounts due from related parties	20	28,012	34,142
Inventories	3	36,401	45,660
Prepaid expenses		569	619
Income tax recoverable		4,488	5,169
Deferred tax assets	18	6,659	7,730
Total current assets		827,310	865,356

Non-current assets
Restricted cash		402	522
Prepaid expenses		13	-
Property, plant and equipment, net	6	79,938	80,529
Prepaid land leases	7	10,773	10,206
Intangible assets, net	8	856	1,928
Investments in equity investees	10	18,714	47,242
Investments in cost investees	10	4,108	4,024
Goodwill	9	59,847	47,326
Deferred tax assets	18	2,195	1,121
Total non-current assets		176,846	192,898

Total assets		$1,004,156	$1,058,254

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities (including amounts of the VIE without recourse to the primary beneficiary of $270 and $14,051 as of June 30, 2016 and 2017, respectively):	1
Derivative financial liability	13	$398	$487
Short-term bank loans	12	3,051	8,121
Current portion of long-term loans	13	6,833	420
Accounts payable		106,833	122,714
Construction costs payable		647	383
Deferred revenue		82,004	107,407
Accrued payroll and related expenses		13,193	13,600
Income tax payable		4,917	3,371
Warranty liabilities	11	6,782	5,386
Other tax payables		18,069	10,488
Accrued liabilities		44,041	23,950
Amounts due to related parties	20	1,645	2,301
Deferred tax liabilities	18	8,913	4,350
Total current liabilities		297,326	302,978

Accrued liabilities		-	2,220
Long-term loans	13	20,508	20,581
Deferred tax liabilities	18	59	6,689
Warranty liabilities	11	3,578	2,246
Total non-current liabilities		24,145	31,736

Total liabilities		321,471	334,714

Commitments and contingencies	21	-	-

Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 59,598,099 and 60,342,099 shares issued and outstanding as of June 30, 2016 and 2017, respectively	15	60	60
Additional paid-in capital		215,403	222,189
Statutory reserves		36,533	41,130
Retained earnings		430,627	482,999
Accumulated other comprehensive income		(8,467)	(22,859)
Total Hollysys Automation Technologies Ltd. stockholders’ equity		674,156	723,519

Non-controlling interest		8,529	21
Total equity		682,685	723,540

Total liabilities and equity		$1,004,156	$1,058,254

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In US dollars thousands except for number of shares and per share data)

		Year ended June 30,
	Notes	2015	2016	2017
Net revenues
Integrated contract revenue (including revenue from related parties of $22,544, $3,871 and $2,442 for the years ended June 30, 2015, 2016 and 2017, respectively)		$481,006	$477,790	$385,500
Product sales (including revenue from related parties of $2,014, $868 and $9,447 for the years ended June 30, 2015, 2016 and 2017, respectively)		39,762	54,546	32,665
Revenue from services (including revenue from related parties of $19, nil and nil for the years ended June 30, 2015, 2016 and 2017, respectively)		10,611	11,989	13,778
Total net revenues		531,379	544,325	431,943

Costs of integrated contracts (including purchases from related parties of $419, $22 and $762 for the years ended June 30, 2015, 2016 and 2017, respectively)		300,332	310,545	277,476
Costs of products sold (including purchases from related parties of nil, $370 and $24 for the years ended June 30, 2015, 2016 and 2017, respectively)		12,547	24,023	9,971
Costs of services rendered		4,098	4,031	4,025
Gross profit		214,402	205,726	140,471

Operating expenses
Selling (including expenses from related parties of $914, $517 and nil for the years ended June 30, 2015, 2016 and 2017, respectively)		26,263	25,637	24,412
General and administrative		50,786	45,832	44,297
Goodwill impairment charge		1,855	-	11,211
Research and development		35,779	36,564	30,109
VAT refunds and government subsidies		(30,388)	(22,890)	(29,828)
Total operating expenses		84,295	85,143	80,201

Income from operations		130,107	120,583	60,270

Other income, net (including other income from related parties of $41, nil and $602 for the years ended June 30, 2015, 2016 and 2017, respectively)		2,601	4,061	1,722
Foreign exchange loss		(6,765)	(299)	(135)
Gains on deconsolidation of the Company’s interests in Beijing Hollycon Electronic Technology Co., Ltd (“Hollycon”)		-	-	14,514
Gains on disposal of a subsidiary		-	-	628
Gain on disposal of an equity investee		80	-	-
Share of net (loss) income of equity investees		(2,910)	7,834	3,607
Interest income		3,686	5,858	3,687
Interest expenses		(1,821)	(1,404)	(938)
Dividend income from a cost investee		249	1,109	-
Income before income taxes		125,227	137,742	83,355

Income tax expenses	18	26,040	14,238	14,386
Net income		99,187	123,504	68,969

Less: net income attributable to non-controlling interests		2,660	5,033	25
Net income attributable to Hollysys Automation Technologies Ltd.		$96,527	$118,471	$68,944

Other comprehensive income, net of tax of nil
Translation adjustments		$(1,386)	$(48,841)	$(14,428)
Comprehensive income		97,801	74,663	54,541

Less: comprehensive income attributable to non-controlling interests		2,701	2,244	(11)
Comprehensive income attributable to Hollysys Automation Technologies Ltd.		$95,100	$72,419	$54,552

Net income per ordinary share:
Basic	19	$1.65	$2.00	$1.15
Diluted	19	$1.61	$1.97	$1.14

Shares used in income per share computation:
Weighted average number of ordinary shares		58,612,596	59,170,050	60,189,004
Weighted average number of diluted ordinary shares		60,134,203	60,611,456	61,011,510

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars thousands)

	Year ended June 30,
	2015	2016	2017
Cash flows from operating activities:
Net income	$99,187	$123,504	$68,969
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	8,508	6,266	8,752
Amortization of prepaid land leases	197	281	261
Amortization of intangible assets	4,454	818	623
Allowance for doubtful accounts	17,418	10,918	9,760
Loss on disposal of property, plant and equipment	598	224	596
Impairment loss on property, plant and equipment	-	-	361
Goodwill impairment charge	1,855	-	11,211
Share of net loss (income) of equity investees	2,910	(7,834)	(3,607)
Dividends received from a cost investee	(249)	-	-
Gain on disposal of investment in an equity investee	(80)	-	-
Gains on deconsolidation of the Company’s interests in HollyCon	-	-	(14,514)
Gain on disposal of a subsidiary	-	-	(628)
Share-based compensation expenses	2,492	3,860	464
Deferred income tax (benefit) expenses	4,846	(462)	2,133
Acquisition-related consideration fair value adjustments	(166)	(1,745)	-
Accretion of convertible bond	192	230	230
Fair value adjustments of a bifurcated derivative	35	93	89
Changes in operating assets and liabilities:
Accounts receivable	(7,675)	(16,413)	(23,441)
Costs and estimated earnings in excess of billings	10,527	(36,971)	21,945
Inventories	560	(4,607)	(10,701)
Advances to suppliers	(3,690)	2,497	881
Other receivables	(1,928)	(2,481)	(6,767)
Deposits and other assets	(13,375)	(674)	(12,698)
Due from related parties	(15,205)	8,226	(6,819)
Accounts payable	(25,836)	8,272	23,563
Deferred revenue	7,556	(47,637)	28,168
Accruals and other payables	6,897	5,015	(21,013)
Due to related parties	(2,301)	351	801
Income tax payable	(6,153)	(4,558)	(1,779)
Other tax payables	(7,622)	(436)	(7,027)
Net cash provided by operating activities	$83,952	$46,737	$69,813

Cash flows from investing activities:
Time deposits placed with banks	(33,416)	(107,118)	(154,810)
Purchases of property, plant and equipment	(4,553)	(7,887)	(3,711)
Proceeds from disposal of investment in an equity investee	80	-	-
Maturity of time deposits	11,551	112,013	89,262
Proceeds from disposal of property, plant and equipment	794	74	64
Investment of an equity investee	-	-	(2,654)
Net cash reduced upon deconsolidation of a subsidiary	-	-	(16,140)
Acquisition of a subsidiary, net of cash acquired	(14,600)	-	(1,652)
Dividends received from a cost investee	249	-	88
Proceeds from sale of shares of a subsidiary	-	464	-
Net cash used in investing activities	$(39,895)	$(2,454)	$(89,553)

Cash flows from financing activities:
Proceeds from short-term bank loans	25,074	4,138	10,061
Repayments of short-term bank loans	(12,631)	(17,020)	(4,932)
Proceeds from long-term bank loans	-	2,606	461
Repayments of long-term bank loans	(8,813)	(9,681)	(7,350)
Proceeds from convertible bond	20,000	-	-
Convertible bond issuance cost	(349)	-	-
Proceeds from exercise of options	1,280	5,441	6,322
Payment of dividends	(23,300)	-	(11,975)
Proceeds from issuance of shares of a subsidiary	-	7,736	-
Net cash (used in) provided by financing activities	$1,261	$(6,780)	$(7,413)

Effect of foreign exchange rate changes	357	(16,242)	(4,302)
Net increase (decrease) in cash and cash equivalents	$45,675	$21,261	$(31,455)

Cash and cash equivalents, beginning of year	162,159	207,834	229,095
Cash and cash equivalents, end of year	$207,834	$229,095	$197,640

Supplementary disclosures of cash flow information:
Cash paid during the year for:
Interest	$1,855	$1,048	$727
Income tax	$26,183	$19,099	$13,918

Supplementary disclosures of significant non-cash transactions:
Acquisition of property, plant and equipment included in construction costs payable and accrued liabilities	$484	$4,439	$7,266
Issuance of ordinary shares as purchase consideration in connection with the acquisition of Bond Group	$15,231	$13,336	$-

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In US dollars thousands except for number of shares)

	Ordinary shares			Additional paid-in capital	Statutory reserves	Retained earnings	Accumulated other comprehensive income	Total Hollysys Automation Technologies Ltd. stockholders’ equity	Non-controlling interest	Total equity
	Shares	Amount
Balance at June 30, 2014	57,554,824	$58		$173,765	$23,288	$252,351	$39,013	$488,475	$3,583	$492,058
Share-based compensation	-	-		2,492	-	-	-	2,492	-	2,492
Issuance of ordinary shares upon exercise of options	142,500	-	*	1,280	-	-	-	1,280	-	1,280
Exercise of share-based compensation on restricted shares issued to directors	12,500	-	*	-	-	-	-	-	-	-
Issuance of Incentive Shares and Premium Shares for Bond Group	648,697	-	*	15,231	-	-	-	15,231	-	15,231
Net income for the year	-	-		-	-	96,527	-	96,527	2,660	99,187
Appropriations to statutory reserves	-	-		-	7,137	(7,137)	-	-	-	-
Dividend paid	-	-		-	-	(23,300)	-	(23,300)	-	(23,300)
Other	-	-		-	(177)	-	-	(177)		(177)
Translation adjustments	-	-		-	-	-	(1,428)	(1,428)	42	(1,386)
Balance at June 30, 2015	58,358,521	$58		$192,768	$30,248	$318,441	$37,585	$579,100	$6,285	$585,385

Share-based compensation	-	-		3,860	-	-	-	3,860	-	3,860
Issuance of ordinary shares upon exercise of options	612,000	1		5,440	-	-	-	5,441	-	5,441
Issuance of Incentive Shares and Premium Shares for Bond Group	627,578	1		13,335	-	-	-	13,336	-	13,336
Net income for the year	-	-		-	-	118,471	-	118,471	5,033	123,504
Appropriations to statutory reserves	-	-		-	6,285	(6,285)	-	-	-	-
Translation adjustments	-	-		-	-	-	(46,052)	(46,052)	(2,789)	(48,841)
Balance at June 30, 2016	59,598,099	$60		$215,403	$36,533	$430,627	$(8,467)	$674,156	$8,529	$682,685

Share-based compensation	-	-		464	-	-	-	464	-	464
Issuance of ordinary shares upon exercise of options	744,000	-	*	6,322	-	-	-	6,322	-	6,322
Net income for the year	-	-		-	-	68,944	-	68,944	25	68,969
Appropriations to statutory reserves	-	-		-	4,993	(4,993)	-	-	-	-
Dividend paid	-	-		-	-	(11,975)	-	(11,975)	-	(11,975)
Deconsolidation of a subsidiary	-	-		-	(396)	396	-	-	(8,497)	(8,497)
Translation adjustments	-	-		-	-	-	(14,392)	(14,392)	(36)	(14,428)
Balance at June 30, 2017	60,342,099	$60		$222,189	$41,130	$482,999	$(22,859)	$723,519	$21	$723,540

* The share capital increase for the issuance of ordinary shares upon exercise of options, restricted share and Incentive and Premium Shares for Bond are less than $1.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

(Amounts in thousands except for number of shares and per share data)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -	ORGANIZATION AND BUSINESS BACKGROUND

Hollysys Automation Technologies Ltd. (“Hollysys” or the “Company”) was established under the laws of the British Virgin Islands (“BVI”) on February 6, 2006.

As of June 30, 2017, the Company had subsidiaries incorporated in countries and jurisdictions including the People’s Republic of China (“PRC”), Singapore, Malaysia, Macau, Hong Kong, BVI and India.

The Company makes a determination at the inception of each arrangement whether an entity in which the Company has made an investment or in which the Company has other variable interests is considered a variable interest entity (“VIE”). The Company consolidates a VIE when it is deemed to be the primary beneficiary. The primary beneficiary of a VIE is the party that meets both of the following criteria: (i) has the power to make decisions that most significantly affect the economic performance of the VIE; and (ii) has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. Periodically, the Company determines whether any changes occurred requiring a reassessment of whether it is the primary beneficiary of a VIE. If the Company is not deemed to be the primary beneficiary in a VIE, the investment or other variable interests in a VIE is accounted for in accordance with applicable GAAP.

In November 2015, CECL was established in Doha, Qatar, by CCPL, a wholly-owned subsidiary of the Company incorporated under the laws of Singapore, and a Qatar citizen as a nominee shareholder, with 49% and 51% of equity interest in CECL, respectively. Through a series of contractual arrangements signed in November 2015 and September 2016, CCPL is entitled to appoint majority of directors of CECL who have the power to direct the activities that significantly impact CECL’s economic performance. In addition, CCPL is entitled to 95% of the variable returns or loss from CECL’s operations. In accordance with ASC 810, Consolidation, despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between CCPL and CECL through the series of contractual arrangements and CCPL is considered the primary beneficiary of CECL. CECL was concluded as a VIE of the Company and consolidated by the Company since inception.

The carrying amounts and classifications of the assets and liabilities of the VIE are as follows:

	June 30,
	2016	2017

Current assets	$105	$14,331
Non-current assets	69	239
Total assets	174	14,570

Current liabilities	$270	$14,178
Total liabilities	270	14,178

	Year ended June 30,
	2016	2017

Revenue	$-	$6,914
Cost of revenue	-	5,753
Net (loss) profit	(151)	494
Net cash provided by operating activities	71	8,721
Net cash used in investing activities	(71)	(216)
Net cash provided by financing activities	$55	$-

As of June 30, 2017, the current assets of the VIE included amounts due from subsidiaries of the Group amounting to $1,629 (June 30, 2016: nil), and the current liabilities of the VIE included amounts due to subsidiaries of the Group amounting to $127 (June 30, 2016: nil), which were all eliminated upon consolidation by the Company. Creditors of the VIE do not have recourse to the general credit of the Company for the liabilities of the VIE. The Company is obligated to absorb the VIE’s expected losses and to provide financial support to the VIE if required. For the years ended June 30, 2016 and 2017, the Company has not provided financial support other than that which it was contractually required to provide. The Company believes that there are no assets of the VIE that can be used only to settle obligations of the VIE.

The Group is principally engaged in the manufacture, sale and provision of integrated automation systems and services, mechanical and electrical solution services and installation services in the PRC, Southeast Asia and the Middle East.

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and a VIE. All inter-company transactions and balances between the Company, its subsidiaries, and the VIE are eliminated upon consolidation. The Company included the results of operations of acquired businesses from the respective dates of acquisition.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

(Amounts in thousands except for number of shares and per share data)

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management evaluates estimates, including those related to the expected total costs of integrated contracts, expected gross margins of integrated solution contracts, allowance for doubtful accounts, fair values of share options, fair value of bifurcated derivative, fair value of retained non-controlling investment in the former subsidiary, warranties, valuation allowance of deferred tax assets and impairment of goodwill and other long-lived assets. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ materially from those estimates.

Foreign currency translations and transactions

The Company’s functional currency is the United States dollars (“US dollars” or “$”); whereas the Company’s subsidiaries and VIE use the primary currency of the economic environment in which their operations are conducted as their functional currency. According to the criteria of Accounting Standards Codification (“ASC”) Topic 830 (“ASC 830”), the Company uses the US dollars as its reporting currency.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

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

Business combinations

The Company accounts for its business combinations using the purchase method of accounting in accordance with ASC Topic 805, Business Combinations (“ASC 805”). The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total cost of the acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statements of comprehensive income.

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

Time deposits with original maturities over three months

Time deposits with original maturities over three months consist of deposits placed with financial institutions with original maturity terms from four months to one year. As of June 30, 2017, $80,507, $11,690, $3,935 and $82 of time deposits with original maturities over three months were placed in financial institutions in the PRC, Singapore, Malaysia and India, respectively. As of June 30, 2016, $35,318, $7,042, $8 and nil of time deposits with original maturities over three months were placed in financial institutions in the PRC, Singapore and Malaysia and India, respectively.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

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

Revenue generated from mechanical and electrical solution contracts for the construction or renovation of buildings, rail or infrastructure facilities are also recognized over the contractual terms based on the percentage of completion method. The contracts for mechanical and electrical solution are legally enforceable and binding agreements between the Company and customers. The duration of contracts depends on the contract size and the complexity of the construction work and ranges from 6 months to 3 years excluding the warranty period. The majority of the contract duration is longer than one year.

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

The Company reviews and updates the estimated total costs of integrated solutions contracts at least annually. The Company accounts for revisions to contract revenue and estimated total costs of integrated solution contracts, including the impact due to approved change orders, in the period in which the facts that cause the revision become known as changes in estimates. Unapproved change orders are considered claims. Claims are recognized only when it has been awarded by customers. Excluding the impact of change orders, if the estimated total costs of integrated solution contracts, which were revised during the years ended June 30, 2015, 2016 and 2017, had been used as a basis of recognition of integrated contract revenue since the contract commencement, net income for the years ended June 30, 2015, 2016 and 2017 would have been decreased by $26,232, $30,270, and $12,062, respectively; basic net income per share for years ended June 30, 2015, 2016 and 2017 would have been decreased by $0.45, $0.51, and $0.20, respectively; and diluted net income per share for the years ended June 30, 2015, 2016 and 2017, would have decreased by $0.44, $0.50, and $0.20, respectively. Revisions to the estimated total costs for the years ended June 30, 2015, 2016 and 2017 were made in the ordinary course of business.

The Company combines a group of contracts as one project if they are closely related and are, in substance, parts of a single project with an overall profit margin. The Company segments a contract into several projects, when they are of different business substance, for example, with different business negotiation, solutions, implementation plans and margins.

Revenue in excess of billings on the contracts is recorded as costs and estimated earnings in excess of billings. Billings in excess of revenues recognized on the contracts are recorded as deferred revenue until the above revenue recognition criteria are met. Recognition of accounts receivable and costs and estimated earnings in excess of billings are discussed below.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

(Amounts in thousands except for number of shares and per share data)

The Company generally recognizes 100% of the contractual revenue when the customer acceptance has been obtained and no further major costs are estimated to be incurred, and normally this is also when the warranty period commences. Revenues are presented net of taxes collected on behalf of the government.

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

Accounts receivable and costs and estimated earnings in excess of billings

Performance of the integrated contracts will often extend over long periods and the Company’s right to receive payments depends on its performance in accordance with the contractual agreements. There are different billing practices in the PRC, overseas operating subsidiaries and the VIE (Concord and Bond Groups). For the Company’s PRC subsidiaries, billings are issued based on milestones specified in contracts negotiated with customers. In general, there are four milestones: 1) project commencement, 2) system manufacturing and delivery, 3) installation, trial-run and customer acceptance, and 4) expiration of the warranty period. The amounts to be billed at each milestone are specified in the contract. All contracts have the first milestone, but not all contracts require prepayments. The length of each interval between two continuous billings under an integrated contract varies depending on the duration of the contract (under certain contracts, the interval lasts more than a year) and the last billing to be issued for an integrated solution contract is scheduled at the end of a warranty period. For Concord and Bond Groups, billing claims rendered are subject to the further approval and certification of the customers or their designated consultants. Payments are made to Concord or Bond Groups based on the certified billings according to the payment terms mutually agreed between the customers and Concord or Bond Groups. Certain amounts are retained by the customer and payable to Concord and Bond Groups upon satisfaction of final quality inspection or at the end of the warranty period. The retained amounts which were recorded as accounts receivable were $10,848 and $12,838 for the two years ended June 30, 2016 and 2017, respectively. Prepayments received are recorded as deferred revenue. The deferred revenue will be recognized as revenue under the percentage of completion method along with the progress of a contract.

The carrying value of the Company’s accounts receivable and costs and estimated earnings in excess of billings, net of the allowance for doubtful accounts, represents their estimated net realizable value. An allowance for doubtful accounts is recognized when it’s probable that the Company will not collect the amount and is written off in the period when deemed uncollectible. The Company periodically reviews the status of contracts and decides how much of an allowance for doubtful accounts should be made based on factors surrounding the credit risk of customers and historical experience. The Company does not require collateral from its customers and does not charge interest for late payments by its customers.

Inventories

Inventories are composed of raw materials, work in progress, purchased and manufactured finished goods and low value consumables. Inventories are stated at the lower of cost or market. The Company elected to use weighted average cost method as inventory costing method.

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

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

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

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

(Amounts in thousands except for number of shares and per share data)

Intangible assets, net

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

The estimated useful lives for the intangible assets are as follows:

Category	Estimated useful life

Customer relationship	57 - 60 months
Order backlog	21 - 33 months
Patents and copyrights	60 - 120 months

Residual values are considered nil.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. The Company assesses goodwill for impairment in accordance with ASC subtopic 350-20 (“ASC 350-20”), Intangibles – Goodwill and Other, which requires that goodwill is not amortized but to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

The Company’s goodwill outstanding at June 30, 2017 was related to the acquisitions of two reporting units, Concord Group and Bond Group.

The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Company is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

The Company elected to assess goodwill for impairment using the two-step process for both Concord Group and Bond Group for the year ended June 30, 2017, with assistances from a third-party appraiser. Concord and Bond Groups’ management judgment is involved in determining these estimates and assumptions, and actual results may differ from those used in valuations. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit which could trigger future impairment. The judgment in estimating the fair value of reporting units includes forecasts of future cash flows, which are based on management’s best estimate of future revenue, gross profit, operating expenses growth rates, future capital expenditure and working capital level, as well as discount rate determined by Weighted Average Cost of Capital approach and the selection of comparable companies operating in similar businesses. The Company also reviewed marketplace and/or historical data to assess the reasonableness of assumptions such as discount rate and working capital level.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

(Amounts in thousands except for number of shares and per share data)

The carrying amount of Concord Group exceeded its fair value as of June 30, 2017, and a goodwill impairment charge of $11,211 was recorded in the statement of comprehensive income based on the second step testing result.

There are uncertainties surrounding the amount and timing of future expected cash flows as they may be impacted by negative events such as a slowdown in the mechanical and electrical engineering sector, deteriorating economic conditions in the geographical areas Concord Group operates in, political, economic and social uncertainties in the Middle East, increasing competitive pressures and fewer than expected mechanical and electrical solution contracts awarded to Concord Group. These events can negatively impact demand for Concord Group’s services and result in actual future cash flows being less than forecasted or delays in the timing of when those cash flows are expected to be realized. Further, the timing of when actual future cash flows are received could differ from the Company’s estimates, which are based on historical trends and does not factor in unexpected delays in project commencement or execution.

The fair value of Bond Group exceeded its carrying amounts as of June 30, 2017, and therefore goodwill related to Bond Group was not impaired and the Company was not required to perform further step testing.

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

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

(Amounts in thousands except for number of shares and per share data)

The Company adopted ASC 740, Income Taxes (“ASC 740”), which clarifies the accounting and disclosure for uncertainty in income taxes. Interests and penalties arising from underpayment of income taxes shall be computed in accordance with the related tax laws. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interests and penalties recognized in accordance with ASC 740 are classified in the financial statements as a component of income tax expense. In accordance with the provisions of ASC 740, the Company recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company’s estimated liability for unrecognized tax positions which is included in the accrued liabilities is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Company’s estimates. As each annual filling is done, adjustments, if any, are recorded in the Company’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

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

VAT refunds and government subsidies

Pursuant to the laws and regulations of the PRC, the Company remits 17% of its sales as valued added tax (“VAT”), and then is entitled to a refund of the portion that the Company’s actual VAT burden exceeding 3% levied on all sales containing internally developed software products. VAT refunds are recognized in the statements of comprehensive income when cash refunds or the necessary approval from the tax authority has been received. Certain subsidiaries of the Company located in the PRC receive government subsidies from local PRC government agencies. Government subsidies are recognized in the statement of comprehensive income when the attached conditions have been met. Government grants received for the years ended June 30, 2015, 2016 and 2017 amounted to $7,593, $6,085 and $10,238 respectively, of which $2,191, $2,886 and $12,885 were included as a credit to operating expenses in the statements of comprehensive income for the years ended June 30, 2015, 2016 and 2017, respectively.

Appropriations to statutory reserve

Under the corporate law and relevant regulations in the PRC, all of the subsidiaries of the Company located in the PRC are required to appropriate a portion of its retained earnings to statutory reserve. All subsidiaries located in the PRC are required to appropriate 10% of its annual after-tax income each year to the statutory reserve until the statutory reserve balance reaches 50% of the registered capital. In general, the statutory reserve shall not be used for dividend distribution purposes. In Dubai and Qatar, companies are required to appropriate 10% of its annual after-tax income each year to the statutory reserve and the appropriation may be suspended by the shareholders if the reserve reaches 50% of the registered capital. The statutory reserve can be used to cover the losses of the companies or to increase the capital of the companies with a decision by the general assembly of CCDB and CECL.

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

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

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

There was no impairment loss on investments in cost or equity investees for the years ended June 30, 2015, 2016 and 2017, respectively.

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

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

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

For share-based awards that are subject to performance-based vesting conditions in addition to time-based vesting, the Company recognizes the estimated grant-date fair value of performance-based awards, net of estimated forfeitures, as share-based compensation expense over the vesting period based upon the Company’s determination of whether it is probable that the performance-based criteria will be achieved. At each reporting period, the Company reassesses the probability of achieving the performance-based criteria. Determining whether the performance-based criteria will be achieved involves judgment, and the estimate of share-based compensation expense may be revised periodically based on changes in the probability of achieving the performance-based criteria. Revisions are reflected in the period in which the estimate is changed. If the performance-based criteria are not met, no share-based compensation expense is recognized, and, to the extent share-based compensation expense was previously recognized, such share-based compensation expense is reversed.

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

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

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

Concentration of risks

Concentration of credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, time deposits with original maturities over three months, restricted cash, accounts receivable, other receivables and amounts due from related parties. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet date. As of June 30, 2017, substantially all of the Company’s cash and cash equivalents and time deposits with original maturities exceeding three months were managed by financial institutions located in the PRC, Singapore, Malaysia and Dubai, which management believes are of high credit quality. Accounts receivable, other receivables and amounts due from related parties are typically unsecured and the risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

The Company has no customer that individually comprised 10% or more of the outstanding balance of accounts receivable as of June 30, 2016 and 2017, respectively.

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

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

(Amounts in thousands except for number of shares and per share data)

Concentration of foreign currency exchange rate risk

The Company’s exposure to foreign currency exchange rate risk primarily relates to monetary assets or liabilities held in foreign currencies. Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to USD, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. The exchange rate floating bands will remain the same as previously announced in the inter-bank foreign exchange market. The depreciation of the US dollars against RMB was approximately 0.64% for the years ended June 30, 2015, and an appreciation of the US dollars against RMB was approximately 8.68% and 2.07% for the years ended June 30, 2016 and 2017, respectively. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position, and the value of its shares in US dollars. An appreciation of RMB against the US dollar would result in foreign currency translation losses when translating the net assets of the Company from RMB into US dollar.

For the years ended June 30, 2015, 2016 and 2017, the net foreign currency translation losses resulting from the translation of RMB, SGD and other functional currencies to the U.S. dollar reporting currency recorded in other comprehensive income was $1,386, $48,841 and $14,428, respectively.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

(Amounts in thousands except for number of shares and per share data)

Recent accounting pronouncements

In August 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2015-14, which defers the effective date of ASU 2014-09 Revenue from Contracts with Customers (Topic 606) (" ASU 2014-09") by one year and allows entities the option to early adopt the new revenue standard as of the original effective date. Issued in May 2014, ASU 2014-09 provided guidance on revenue recognition on contracts with customers to transfer goods or services or on contracts for the transfer of nonfinancial assets. ASU 2014-09 requires that revenue recognition on contracts with customers depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 will be effective for us on July 1, 2018. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized in retained earnings as of the date of adoption. The Company preliminarily plans to use the modified retrospective method and has developed an implementation plan. We are currently evaluating the impact of adoption of this guidance, including required disclosures, and based upon current analysis, the Company does not expect a significant impact on processes, systems or controls. The company will continue their assessment, which may identify other impacts of the adoption of ASC 606.

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

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

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

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. Under the new standard, the selling (transferring) entity is required to recognize a current tax expense or benefit upon transfer of the asset. Similarly, the purchasing (receiving) entity is required to recognize a deferred tax asset or liability, as well as the related deferred tax benefit or expense, upon purchase or receipt of the asset. This pronouncement is effective for reporting periods beginning after December 15, 2017, with early adoption permitted. The Group is still evaluating the effect that this guidance will have on the consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying Definition of a Business (“ASU 2017-01”). ASU 2017-01 clarifies the framework for determining whether an integrated set of assets and activities meets the definition of a business. The revised framework establishes a screen for determining whether an integrated set of assets and activities is a business and narrows the definition of a business, which is expected to result in fewer transactions being accounted for as business combinations. Acquisitions of integrated sets of assets and activities that do not meet the definition of a business are accounted for as asset acquisitions. This update is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for transactions that have not been reported in previously issued (or available to be issued) financial statements. The Group does not believe this standard will have a material impact on the results of operations or financial condition.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

(Amounts in thousands except for number of shares and per share data)

In January 2017, the FASB issued Accounting Standards Update No. 2017-04(“ASU 2017-04”), Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. This standard is effective for public business entities in the first quarter of 2020. Early adoption is permitted. The Company is currently evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

In May 2017, the FASB issued ASU No. 2017-09, Compensation – Stock Compensation: Scope of Modification Accounting. The guidance clarifies when changes to the terms or conditions of a share-based payment award must be accounted for as modifications. Entities will apply the modification accounting guidance if the value, vesting conditions or classification of the award changes. This guidance is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted.

NOTE 3 -	INVENTORIES

Components of inventories are as follows:

	June 30,
	2016	2017

Raw materials	$12,975	$15,781
Work in progress	12,770	19,525
Finished goods	10,656	10,354

	$36,401	$45,660

NOTE 4 -	ACCOUNTS RECEIVABLE

	June 30,
	2016	2017

Accounts receivable	$279,650	$294,641
Allowance for doubtful accounts	(42,471)	(48,089)

	$237,179	$246,552

The movements in allowance for doubtful accounts are as follows:

	June 30,
	2015	2016	2017

Balance at the beginning of year	$25,691	$34,259	$42,471
Additions	13,907	12,000	7,400
Deconsolidation of a subsidiary	-	-	(160)
Written off	(5,499)	(714)	(784)
Translation adjustment	160	(3,074)	(838)

Balance at the end of year	$34,259	$42,471	$48,089

NOTE 5 -	COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS

	June 30,
	2016	2017

Contracts costs incurred plus estimated earnings	$887,037	$810,327
Less: Progress billings	(690,726)	(639,571)
Cost and estimated earnings in excess of billings	196,311	170,756

Less: Allowance for doubtful accounts	(6,383)	(8,660)

	$189,928	$162,096

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

(Amounts in thousands except for number of shares and per share data)

The movements in allowance for doubtful accounts are as follows:

	June 30,
	2015	2016	2017

Balance at the beginning of year	$5,839	$8,850	$6,383
Additions	3,085	(1,823)	2,404
Written off	(122)	-	-
Translation adjustment	48	(644)	(127)

Balance at the end of the year	$8,850	$6,383	$8,660

NOTE 6 -	PROPERTY, PLANT AND EQUIPMENT

A summary of property, plant and equipment is as follows:

	June 30,
	2016	2017

Buildings	$71,037	$70,029
Machinery	8,148	10,892
Software	7,377	10,004
Vehicles	3,886	4,378
Electronic and other equipment	23,704	29,321
Construction in progress	5,753	4,113
	$119,905	$128,737

Less: Accumulated depreciation and impairment	(39,967)	(48,208)

	$79,938	$80,529

Buildings with a total carrying value of $1,014 and $991 were pledged to secure short-term bank loans (note 12) as of June 30, 2016 and 2017, respectively.

Buildings with a total carrying value of $3,976 and $3,209 were pledged to secure lines of credits from various banks in the PRC and Malaysia as of June 30, 2016 and 2017, respectively.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

(Amounts in thousands except for number of shares and per share data)

Buildings and vehicles with a total carrying value of $1,157 and $1,703 were pledged to secure long-term bank loans as of June 30, 2016 and 2017, respectively (note 13).

Construction in progress consists of capital expenditures and capitalized interest charges related to the construction of facilities and assembly line projects and the expenditures related to the Company’s information system constructions.

The depreciation expenses for the years ended June 30, 2015, 2016 and 2017 were $8,508, $6,266 and $8,752, respectively.

Assets leased to others under operating leases

The Company has entered into operating lease contracts related to certain buildings owned with the carrying amount as shown below:

	June 30,
	2016	2017

Buildings leased to others - at original cost	$10,086	$13,925
Less: accumulated depreciation	(3,725)	(4,261)
Buildings leased to others - net	$6,361	$9,664

NOTE 7 -	PREPAID LAND LEASES

A summary of prepaid land leases is as follows:

	June 30,
	2016	2017

Prepaid land leases	$12,641	$12,335
Less: Accumulated amortization	(1,868)	(2,129)

	$10,773	$10,206

The amortization for the years ended June 30, 2015, 2016 and 2017 were $197, $281 and $261, respectively.

Of the total prepaid land leases, $4,593 and nil as of June 30, 2016 and 2017, respectively, are pledged to secure the long-term bank loans (note 13).

The annual amortization of prepaid land leases for each of the five succeeding years is as follows:

Year ending June 30,
2018	$263
2019	263
2020	263
2021	263
2022	263

$1,315

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

(Amounts in thousands except for number of shares and per share data)

NOTE 8 -	INTANGIBLE ASSETS, NET

	June 30,
	2016			2017
	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value

Customer relationships	$3,151	(2,308)	843	$3,086	(2,811)	275
Order backlog	11,848	(11,835)	13	11,605	(11,605)	-
Patents and copyrights	-	-	-	1,695	(42)	1,653

	$14,999	(14,143)	856	$16,386	(14,458)	1,928

The customer relationships and order backlog were related to the acquisition of Concord and Bond Groups, which were acquired on July 1, 2011 and April 1, 2013, respectively. The amortization for the years ended June 30, 2015, 2016 and 2017 were $4,454, $818 and $623, respectively. The weighted-average remaining amortization periods for customer relationships are within one year as of June 30, 2017.

The annual amortization expense relating to the existing intangible assets for the next year is as follow:

Year ending June 30,
2018	$500
2019	225
2020	225
2021	225
2022	215
$1,390

NOTE 9 -	GOODWILL

The changes in the carrying amount of goodwill are as follows:

	June 30,
	2016	2017

Balance at beginning of year	$59,918	$59,847
Goodwill impairment charge	-	(11,211)
Translation adjustment	(71)	(1,310)

Balance at the end of year	$59,847	$47,326

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

(Amounts in thousands except for number of shares and per share data)

Concord Group, as a component of the M&E operating segment, is considered to be a reporting unit for goodwill impairment purposes as Concord Group constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of Concord Group. The amount of goodwill allocated to Concord Group was $25,111 and $24,595 as of June 30, 2016 and 2017, respectively, before any impairment charges. The Company engaged an independent third-party appraiser to assist in the goodwill impairment test. For the year ended June 30, 2016, the Company’s step one impairment test indicated that the fair value of Concord Group exceeded its carrying amount and thus no impairment was noted. For the year ended June 30, 2017, the Company concluded that the carrying amount of Concord Group exceeded its fair value and recorded a goodwill impairment charge of $11,211 under the caption of “Goodwill impairment charge” in the statement of comprehensive income as a result of lower profitability levels resulting from increased competition and changes in market. Based on the testing results, the amount of goodwill allocated to Concord Group after impairment was $23,258 and $11,488 as of June 30, 2016 and 2017.

Estimating the fair value of Concord Group requires the Company to make assumptions and estimates regarding its future plans, market share, industry and economic conditions of the various geographical areas in which it operates which includes Singapore, Malaysia and the Middle East. In applying the discounted cash flow approach, key assumptions include the amount and timing of future expected cash flows, terminal value growth rates and appropriate discount rates. The Company estimates future expected cash flows for each geographical area in which it operates and calculates the net present value of those estimated cash flows using risk adjusted discount rates ranging from 12.7% to 16.9% (2016: 13.5% to 16.4%) and a terminal value growth rate was 2% (2016: 2%). If the discount rates adopted in 2017 increased or decreased by 1%, the fair value of Concord Group would decrease or increase by $1,187 and $1,383, respectively. If the terminal value growth rates adopted in 2017 increased or decreased by 1%, the fair value of Concord Group would increase or decrease by $562 and $498, respectively.

There are uncertainties surrounding the amount and timing of future expected cash flows as they may be impacted by negative events such as a slowdown in the mechanical and electrical engineering sector, deteriorating economic conditions in the geographical areas Concord Group operates in, political, economic and social uncertainties in the Middle East, increasing competitive pressures and fewer than expected mechanical and electrical solution contracts awarded to Concord Group. These events can negatively impact demand for Concord Group’s services and result in actual future cash flows being less than forecasted or delays in the timing of when those cash flows are expected to be realized. Further, the timing of when actual future cash flows are received could differ from the Company’s estimates, which are based on historical trends and does not factor in unexpected delays in project commencement or execution.

NOTE 10 -	INVESTMENTS IN EQUITY AND COST INVESTEES

The following long-term investments were accounted for under either the equity method or the cost method as indicated:

June 30, 2016	Interest held	Long-term investment, at cost, less impairment	Share of undistributed profits	Advance to investee company	Total

Equity method
China Techenergy Co., Ltd.	40.00%	$9,030	1,077	44	10,151
Beijing Hollysys Electric Motor Co., Ltd.	40.00%	797	3,961	-	4,758
Beijing IPE Biotechnology Co., Ltd.	22.02%	1,484	2,213	-	3,697
Southcon Development Sdn Bhd.	30.00%	224	(116)	-	108
Beijing Hollysys Machine Automation Co., Ltd.	30.00%	452	(452)	-	-
		$11,987	6,683	44	18,714

Cost method
Shenhua Hollysys Information Technology Co., Ltd.	20.00%	$2,387	-	-	2,387
Heilongjiang Ruixing Technology Co., Ltd.	6.00%	1,631	-	-	1,631
Zhejiang Sanxin Technology Co., Ltd.	6.00%	90	-	-	90
Zhongjijing Investment Consulting Co., Ltd.	5.00%	-	-	-	-
		$4,108	-	-	4,108

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

(Amounts in thousands except for number of shares and per share data)

June 30, 2017	Interest held	Long-term investment, at cost, less impairment	Share of undistributed profits	Advance to investee company	Total

Equity method
Beijing Hollycon Medicine & Technology. Co., Ltd.	30.00%	$22,737	1,773	-	24,510
China Techenergy Co., Ltd.	40.00%	8,847	2,503	43	11,393
Beijing Hollysys Electric Motor Co., Ltd.	40.00%	781	4,262	-	5,043
Beijing IPE Biotechnology Co., Ltd.	22.02%	1,454	2,241	-	3,695
Shenzhen HollySys Intelligent Technologies Co., Ltd.	60.00%	2,654	(159)	-	2,495
Southcon Development Sdn Bhd.	30.00%	210	(104)	-	106
Beijing Hollysys Machine Automation Co., Ltd.	30.00%	442	(442)	-	-
		$37,125	10,074	43	47,242

Cost method
Shenhua Hollysys Information Technology Co., Ltd.	20.00%	$2,338	-	-	2,338
Heilongjiang Ruixing Technology Co., Ltd.	6.00%	1,598	-	-	1,598
Zhejiang Sanxin Technology Co., Ltd.	6.00%	88	-	-	88
Zhongjijing Investment Consulting Co., Ltd.	5.00%	-	-	-	-
		$4,024	-	-	4,024

In July 2016, Beijing Hollycon Medicine & Technology. Co., Ltd. (“Hollycon”), previously one of the Company’s subsidiaries, issued new shares for an aggregate cash consideration of $30,943 to two new third party investors. At the same time, the Company disposed 0.6% of its equity interest in Hollycon for cash consideration of $464. These two transactions resulted in dilution of the Company’s equity interest in Hollycon from 51% to 30%. According to the revised article of association, Hollycon will be managed by a board of directors comprising of a total 5 members, of which, the Company can appoint two directors while the other three shareholders can appoint one director each. The Company can also appoint the chairman of the board. All major management and operation decision need be approved by the board and requires approval by at least 2/3 of board directors. Profits is allocated to shareholders based on the percentage of respective initial investment. The Company lost control over Hollycon upon the completion of the two transactions set out above, but maintained significant influence over Hollycon, and accounted for the investment in Hollycon under equity method. Upon the deconsolidation date, the Company recorded the retained non-controlling equity investee at fair value of $22,737 and recognized a gain of $14,514. The fair value of retained non-controlling interest in Hollycon was measured using a discounted cash flow approach. Key estimates and assumptions include the amount and timing of future expected cash flows, terminal value growth rates, and discount rate.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

(Amounts in thousands except for number of shares and per share data)

Shenzhen HollySys Intelligent Technologies Co., Ltd. (“Shenzhen HollySys”) was set up in October 2016. The Company holds a 60% equity interest of Shenzhen HollySys, but uses the equity method to account for the investment as the Company does not control Shenzhen Hollysys since:

1) Only one out of the three board representatives is elected by the Company and the remaining two are elected by other two shareholders;

2) Based on the articles of association of Shenzhen HollySys, all major decisions in the normal business operation and appointment of key managements of Shenzhen HollySys is subject to approval by at least two-third vote of the Board of Directors.

The Company holds a 20% equity interest of Shenhua Hollysys Information Technology Co., Ltd. (“Shenhua Information”), but uses the cost method to account for the investment since:

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

3) Based on the articles of association of Shenhua Information, there are no matters that require unanimous approval of all shareholders and there are no participating rights for non-controlling shareholders.

The Company reduced the investment in Zhongjijing Investment Consulting Co., Ltd. (“Zhongjijing”) to nil since June 30, 2014. The Company expects that the recoverable amount of the investment in Zhongjijing to be nil.

NOTE 11 -	WARRANTY LIABILITIES

	June 30,
	2016	2017

Beginning balance	$10,387	$10,360
Deconsolidation of a subsidiary	-	(227)
Expense accrued	3,876	1,547
Expense incurred	(3,075)	(3,836)
Translation adjustment	(828)	(212)
	$10,360	$7,632
Less: current portion of warranty liabilities	(6,782)	(5,386)
Long-term warranty liabilities	$3,578	$2,246

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

(Amounts in thousands except for number of shares and per share data)

NOTE 12 -	SHORT-TERM BANK LOANS

On June 30, 2016, the Company’s short-term bank borrowings consisted of revolving bank loans of $3,051 from several banks, which were subject to annual interest rates ranging from 0.8% to 5.12%, with a weighted average interest rate of 1.5%. Some of the short-term loans are secured by the pledge of restricted cash and buildings with carrying values of $2,743 and $1,014 as of June 30, 2016, respectively.

On June 30, 2017, the Company’s short-term bank borrowings consisted of revolving bank loans of $8,121 from several banks, which were subject to annual interest rates ranging from 3.09% to 4.85%, with a weighted average interest rate of 3.53%. Some of the short-term loans are secured by the pledge of restricted cash and buildings with carrying values of $16,410 and $991 as of June 30, 2017, respectively.

For the years ended June 30, 2015, 2016, and 2017, interest expenses on short-term bank loans amounted to $286, $211 and $178 respectively.

As of June 30, 2016, the Company had available lines of credit from various banks in the PRC, Singapore and Malaysia amounting to $205,129, of which $72,592 was utilized and $132,537 is available for use. These lines of credit were secured by the pledge of restricted cash and buildings with a carrying value of $3,754 and $3,976, respectively.

As of June 30, 2017, the Company had available lines of credit from various banks in the PRC, Singapore and Malaysia amounting to $257,670, of which $78,910 was utilized and $178,760 is available for use. These lines of credit were secured by the pledge of restricted cash and buildings with a carrying value of $4,954 and $3,209, respectively.

NOTE 13 -	LONG-TERM LOANS

		June 30,
		2016	2017

USD denominated loan	(i)	4,770	-
MYR denominated loan	(ii)	830	782
SGD denominated loan	(iii)	1,939	187
Convertible Bond	(iv)	19,802	20,032
		$27,341	$21,001

Less: current portion		(6,833)	(420)

		$20,508	$20,581

i.	The USD denominated loan was repaid in March 2017. The borrowing was secured by restricted cash amounting to $4,515 which was released in March 2017 upon the repayment.

ii.	The MYR denominated loans are repayable in 3 to 75 installments with the last installment due in December 2041. For the year ended June 30, 2017, the effective interest rates ranged from 2.19% to 5.68% per annum. The borrowings are secured by the mortgages of buildings, vehicles, and prepaid land leases in Malaysia, with an aggregate carrying value of $1,019 and $1,396 as of June 30, 2016 and 2017, respectively.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

(Amounts in thousands except for number of shares and per share data)

iii.	The SGD denominated loans are repayable in 10 to 31 installments with the last installment due on March 15, 2020. For the year ended June 30, 2017, the effective interest rates ranged from 2.68% to 5.44% per annum. The borrowing is secured by vehicles and restricted cash with a total carrying value of $3,148 and $307 as of June 30, 2016 and 2017, respectively.

iv.	Convertible Bond

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

Conversion rate

The initial conversion rate at the time of the agreement is 38 ordinary shares per $1, and the initial conversion price is $26.35 per share. The initial conversion rate and conversion price are subject to subsequent adjustments with events that may dilute the unit price per share. Since the Company paid out a cash dividend of $0.40 per share in March 2015 and $0.2 per share in November 2016, the conversion rate and conversion price was adjusted to 39.22 ordinary shares per $1 and $25.50 per share, respectively.

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

Non-conversion compensation feature

In the event that there remains any outstanding principal of the Convertible Bond not converted by IFC into ordinary shares at the maturity date, the Company shall pay to IFC an additional amount equal to 4% of such outstanding principle (“non-conversion compensation feature”). The non-conversion compensation feature is bifurcated as a derivative liability and measured at the fair value in each reporting period.

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

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

(Amounts in thousands except for number of shares and per share data)

In accounting for the issuance of the Convertible Bond, the Company bifurcated the non-conversion compensation feature from the Convertible Bond in accordance with ASC 815-15-30-2. The bifurcated feature is accounted for as a liability at its fair value in each reporting period. The Company did not bifurcate the conversion option, as it is considered indexed to the entity’s own stock and meets the equity classification guidance in ASC 815-40-25, it is eligible for a scope exception from ASC 815 and does not need to be bifurcated from the underlying debt host instrument. At the commitment date, there was no beneficial conversion as the conversion price was higher than the stock price. The fees and expenses associated with the issuance of the Convertible Bond are recorded as a discount to the debt liability in accordance with ASU 2015-03, which the Company has early adopted in fiscal year ended June 30, 2015. The Convertible Bond, which is the proceeds net of fees and expenses payable to the creditor and the fair value of the bifurcated derivative, will be accreted to the redemption value on the maturity date using the effective interest method over the estimated life of the debt instrument. The registration right liability is accounted for in accordance with ASC 450-20 which defines that a liability should be recorded in connection with the registration rights agreement when it becomes probable that a payment under the registration rights agreement would be required and the amount of payment can be reasonably estimated. As of June 30, 2017, the Company did not recognize any liability related to the registration right.

The Company paid up-front fees related to the issuance of the Convertible Bond amounting to $349.

For fiscal year 2016 and 2017, the accretion of the Convertible Bond was $230 and $230, respectively.

Scheduled principal payments for all outstanding long-term loans as of June 30, 2017 are as follows:

Year ending June 30,
2018	$420
2019	215
2020	20,955
2021	90
2022 and onwards	121
$21,801

For the years ended June 30, 2015, 2016, and 2017, interest expenses of long-term loans incurred amounted to $1,535, $1,193 and $760 respectively, and nil was capitalized as construction in progress for either of these three years.

NOTE 14 -	FAIR VALUE MEASUREMENT

Financial instruments include cash and cash equivalents, time deposits with maturities over three months, accounts receivable, other receivables, amounts due to or from related parties, accounts payable, short-term bank loans, long-term bank loans and bifurcated derivative. The carrying values of these financial instruments, other than long-term bank loans and a bifurcated derivative (which is a recurring fair value measurement), approximate their fair values due to their short-term maturities. The carrying value of the Company’s long-term bank loans other than the Convertible Bond approximates its fair value as the long-term bank loans are subject to floating interest rates. These assets and liabilities, excluding cash and cash equivalents (which fall into level 1 of the fair value hierarchy), fall into level 2 of the fair value hierarchy. The carrying value of the Convertible Bond is $19,802 and $20,032 as of June 30, 2016 and 2017, respectively; whereas the fair value is $13,929 and $15,359 as of June 30, 2016 and 2017, respectively. The fair value measurement of the Convertible Bond falls into level 3 of the fair value hierarchy.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

(Amounts in thousands except for number of shares and per share data)

Assets and liabilities measured at fair value on a recurring basis as of June 30, 2016, and 2017 are stated below:

	June 30, 2016
	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Liabilities:

Derivative financial liability (i)	$-	$-	$398	$398
Total liabilities measured at fair value on a recurring basis	$-	$-	$398	$398

	June 30, 2017
	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Liabilities:

Derivative financial liability (i)	$-	$-	$487	$487
Total liabilities measured at fair value on a recurring basis	$-	$-	$487	$487

(i)	The derivative financial liability represents the fair value of the non-conversion compensation feature (note 13). The Company engaged an independent third-party appraiser to assist with the valuation of the feature. The Company is ultimately responsible for the fair value of the non-conversion compensation feature recorded in the consolidated financial statements. The Company adopted the binomial model to assess the fair value of such feature as of year-end. The non-conversion compensation feature is equal to the difference between the fair value of the whole Convertible Bond with the non-conversion compensation feature and the whole Convertible Bond without the non-conversion feature. The significant unobservable inputs used in the fair value measurement of the non-conversion compensation feature includes the risk-free rate of return, expected volatility, expected life of the Convertible Bond and expected ordinary dividend yield. The changes in fair value of the non-conversion compensation feature during fiscal year 2016 and 2017 are shown in the following table.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

(Amounts in thousands except for number of shares and per share data)

Fair value measurements as of June 30, 2017 using significant unobservable inputs (Level 3)
Non-conversion compensation feature related to the Convertible Bond

Balance as at June 30, 2016	$398
Change in fair-value (included within other expenses, net)	89
Balance as of June 30, 2017	$487

Assets measured at fair value on a nonrecurring basis as of June 30, 2017 are stated below:

	June 30, 2017
	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets:

Retained non-controlling interest in a former subsidiary(i)	$-	$-	$22,737	$22,737
Goodwill(ii)	-	-	11,488	11,488

Total assets measured at fair value on a non-recurring basis	$-	$-	$34,225	$34,225

(i)	During the year ended June 30, 2017, the investment in Hollycon was measured based on significant unobservable inputs (Level 3), using a discounted cash flow approach assuming a certain terminal growth rate and discount rate (Note 10).

(ii)	As of June 30, 2017, the Company’s goodwill of $11,488 was related to the acquisition of Concord Group and $35,838 was related to the acquisition of Bond Group. The Company engaged an independent third-party appraiser to assist with the valuation of the goodwill related to the Concord and Bond Groups. The Company is ultimately responsible for the fair value of the goodwill recorded in the consolidated financial statements. For the purposes of step one of the goodwill impairment test, the Company has adopted the income approach, in particular the discounted cash flow approach, to evaluate the fair value of the reporting unit. In applying the discounted cash flow approach, key assumptions include the amount and timing of future expected cash flows, terminal value growth rates and appropriate discount rates. For the purpose of step two of the goodwill impairment test, the Company has allocated the fair value of the reporting unit derived in step one to the assets and liabilities of the reporting unit, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The Company adopted the multi-period excess earnings model to evaluate the fair value of the intangible assets of the reporting unit, which was then used to compute the implied fair value of the goodwill via a residual approach. As a result, the Company recorded a goodwill impairment charge of $11,211 (Note 9).

NOTE 15 -	STOCKHOLDERS’ EQUITY

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

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

(Amounts in thousands except for number of shares and per share data)

On May 30, 2013, October 29, 2014, and December 9, 2015, pursuant to the terms of the acquisition of Bond Group, the Company issued 1,407,907, 648,697 and 627,578 ordinary shares, respectively.

On February 9, 2015, the Company declared a special cash dividend of $0.40 per share to the holders of the Company’s ordinary shares. The record date was February 23, 2015, and the dividend was paid on March 16, 2015.

On September 26, 2016, the Company declared a regular cash dividend of $0.20 per share to the holders of the Company’s ordinary shares. The record date was October 26, 2016, and the dividend was paid on November 11, 2016.

NOTE 16 -	SHARE-BASED COMPENSATION EXPENSES

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

Performance options

Performance share options granted in 2012 (“2012 Performance Options”)

The Company granted 1,476,000 share options to certain employees under the terms of the 2006 Plan in 2012. All the share options had been vested and exercised by June 30, 2017. During the current year, the remaining 721,500 share options were exercised.

The Company recorded share-based compensation expense relating to 2012 performance share options of $1,602, $251 and nil which is included in general and administrative expenses, for the years ended June 30, 2015, 2016 and 2017, respectively.

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

On the 24, 36, 48 month anniversary of the grant date, 30%, 30%, 40% of 1,160,000 performance share options will vest if the Company’s annual growth rate of Non-GAAP diluted EPS for fiscal years 2015, 2016 and 2017 equals or exceeds 15% per annum. On the 48 month anniversary of the grant date, 50% of the remaining 580,000 options will vest if the Company’s CAGR of Non-GAAP diluted EPS for fiscal years 2015 to 2017 equals or exceeds 20%, and another 50% of the 580,000 performance options will vest if he Company’s CAGR of Non-GAAP diluted EPS for fiscal years 2015 to 2017 equals or exceeds 25%.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

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

The 2015 Performance Options will remain exercisable from the vesting date until the 60 month anniversary of the grant date. The EPS threshold and the revenue growth thresholds for Rail and Medical were met for fiscal years ended June 30, 2015 and 2016, however, the revenue growth thresholds of IA and M&E was not achieved. The annual growth rate of Non-GAAP diluted EPS for fiscal year 2017 failed to fall between 15% and 20%, in addition, the revenue growth thresholds were not met for all revenue streams. Based on this performance, 396,000 out of 1,740,000 2015 performance options are expected to be vested.

A summary of the 2015 performance option activity for the year ended June 30, 2017 is as shown below:

2015 Performance Options	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value

Outstanding as at June 30, 2016	1,740,000	22.25	3.87	-
Forfeited	1,344,000	22.05
Outstanding as at June 30, 2017	396,000	22.05	2.87	-

Vested and expected to vest at June 30, 2017	396,000	22.05	2.87	-

Exercisable at June 30, 2017	198,000	22.05	2.87	-

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

(Amounts in thousands except for number of shares and per share data)

The weighted averaged grant-date fair value of the 2015 performance options granted in fiscal year 2015 was $22.22.

The Company recorded share-based compensation expense relating to the 2015 performance options in the amount of $471, $3,190 and $(263) which is included in general and administrative expenses, in fiscal year 2015, 2016 and 2017, respectively. As of June 30, 2017, total unrecognized share-based compensation expense of $588 related to 2015 performance options is expected to be recognized over a weighted average vesting period of 0.87 years.

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

Restricted shares

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

During the year ended June 30, 2017, the Company granted 67,500 restricted ordinary shares to certain directors under the 2015 Plan. All shares were granted on December 10, 2016. These restricted shares vest quarterly over a three-year period starting from the directors’ respective service inception date. Fair value of the restricted shares was determined with reference to the market closing price at grant date.

A summary of the restricted share activity for the year ended June 30, 2017 is as follows:

	Number of restricted shares	Weighted average grant-date fair value
Un-vested at June 30, 2016	14,375	23.95
Granted	67,500	20.09
Vested	18,750	23.05
Un-vested at June 30, 2017	63,125	20.09

The aggregated grant-date fair value of restricted shares vested during the years ended June 30, 2015, 2016 and 2017 were $419, $419 and $432 respectively. $419, $419 and $727 were recorded in general and administrative expenses as restricted share compensation expenses, for the years ended June 30, 2015, 2016 and 2017, respectively. As of June 30, 2017, the aggregated unrecognized compensation expense of $904 related to the restricted shares is expected to be recognized over a weighted-average vesting period of 2.63 years.

NOTE 17 -	EMPLOYEE BENEFITS

The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in China, a central provision fund run by the Singapore government in respect of its employees in Singapore, and an employment provident fund in respect of its employees in Malaysia. The expenses related to these plans were $17,018, $18,235 and $17,568 for the years ended June 30, 2015, 2016 and 2017, respectively. These schemes were accounted for as defined contribution plans.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

(Amounts in thousands except for number of shares and per share data)

NOTE 18 -	INCOME TAX

BVI

Hollysys and its subsidiaries incorporated in the BVI are not subject to income tax under the relevant regulations.

Singapore

The Company’s wholly owned subsidiaries incorporated in Singapore are subject to Singapore corporate tax at a rate of 17% on the assessable profits arising from Singapore.

Malaysia

The Company’s wholly owned subsidiaries incorporated in Malaysia are subject to Malaysia corporate income tax at a rate of 24% on the assessable profits arising from Malaysia.

Dubai

The branch of the Company’s wholly owned subsidiary is a tax exempt company incorporated in Dubai, and no tax provision has been made for each of the years ended June 30, 2015, 2016 and 2017.

Hong Kong

The Company’s wholly owned subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on the assessable profits arising from Hong Kong. No provision for Hong Kong profits tax has been made in the statement of comprehensive income as there were sustained taxable losses arising from Hong Kong for each of the years ended June 30, 2015, 2016 and 2017.

Macau

The Company’s wholly owned subsidiary incorporated in Macau is subject to the Macau corporate income tax at a rate of 12% on the assessable profits arising from Macau, with an exemption up to MOP 600. No provision for Macau profits tax has been made in the statement of comprehensive income for each of the years ended June 30, 2015, 2016 and 2017.

India

The Company’s wholly owned subsidiary incorporated in India is subject to India corporate tax at a rate of 30% on its worldwide income. No provision for India profits tax has been made in the statement of comprehensive income as there were no taxable profits noted for each of the years ended June 30, 2015, 2016 and 2017.

Qatar

CECL is subject to the Qatar Corporate income tax at a rate of 10% on the assessable profit arising from Qatar. No provision for Qatar tax has been made in the statement of comprehensive income as there were no assessable profits noted for each of the years ended June 30, 2016 and 2017.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

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

Beijing Hollysys Co., Ltd (“Beijing Hollysys”)

Beijing Hollysys was certified as a High and New Technology Enterprise (“HNTE”) which provides a preferential EIT rate of 15% for three calendar years from 2014 to 2016, and is in the process of reapplying the qualifications of HNTE for the following three calendar years from 2017 to 2019. Beijing Hollysys is expecting to receive the renewed certification in late 2017.

Further, Beijing Hollysys was expected to be qualified for the Key Software Enterprise (“KSE”) status in 2017 and would be entitled to the preferential tax rate of 10% for calendar year 2016. Beijing Hollysys will be subject to the statutory tax rate of 25% for calendar year 2017 and onwards, if and when it fails to be certified or qualified as a HNTE or KSE in the future.

Hangzhou Hollysys Automation Co., Ltd (“Hangzhou Hollysys”)

Hangzhou Hollysys was certified as a HNTE which provides a preferential EIT rate of 15% for three calendar years from 2014 to 2016, and is in the process of reapplying the qualifications of HNTE for the following three calendar years from 2017 to 2019. Hangzhou Hollysys is expecting to receive the renewed certification in late 2017.

Further, Hangzhou Hollysys was qualified for the KSE status in 2017 and was entitled to the preferential tax rate of 10% for calendar year 2016. Hangzhou Hollysys will be subject to the statutory tax rate of 25% for calendar year 2017 and onwards, if and when it fails to be certified or qualified as a HNTE or KSE in the future.

The Company’s income before income taxes consists of:

	Year ended June 30,
	2015	2016	2017

PRC	$134,657	$142,900	$105,331
Non-PRC	(9,430)	(5,158)	(22,976)

	$125,227	$137,742	$83,355

Income tax expense, most of which is incurred in the PRC, consists of:

	Year ended June 30,
	2015	2016	2017

Current income tax expense (benefit)
PRC	16,074	10,590	12,911
Non-PRC	5,120	4,110	(658)
	$21,194	$14,700	$12,253
Deferred income tax expense (benefit)
PRC	5,834	(196)	2,616
Non-PRC	(988)	(266)	(483)
	$4,846	(462)	2,133
	$26,040	$14,238	$14,386

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

(Amounts in thousands except for number of shares and per share data)

Reconciliation of the income tax expenses as computed by applying the PRC statutory tax rate of 25% to income before income taxes and the actual income tax expenses is as follows:

	Year ended June 30,
	2015	2016	2017
Income before income taxes	$125,227	$137,742	$83,355

Expected income tax expense at statutory tax rate in the PRC	31,307	34,436	20,838
Effect of different tax rates in various jurisdictions	1,286	2,109	2,627
Effect of preferential tax treatment	(12,453)	(12,296)	(10,650)
Effect of non-taxable income	(6,770)	(4,985)	-
Effect of additional deductible research and development expenses	(2,772)	(4,716)	(2,385)
Effect of non-deductible expenses	8,402	5,569	4,608
Effect of change in tax rate	(4,191)	(6,613)	(4,835)
Change in valuation allowance	1,475	540	3,964
Tax rate differential on deferred tax items	3,139	(587)	2,056
Withholding tax on dividend paid by subsidiaries	6,028	1,252	(2,799)
Others	589	(471)	962
Total	$26,040	$14,238	$14,386

Had the above preferential tax treatment not been available, the tax charge would have been increased by $12,453, $12,296 and $10,650 and the basic net income per share would have been reduced by $0.21, $0.21 and $0.18 for the years ended June 30, 2015, 2016 and 2017, respectively, and the diluted net income per share for the years ended June 30, 2015, 2016 and 2017 would have been reduced by $0.21, $0.20 and $0.17 respectively.

The breakdown of deferred tax assets/liabilities caused by the temporary difference is shown as below:

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

(Amounts in thousands except for number of shares and per share data)

	June 30,
	2016	2017

Deferred tax assets, current
Allowance for doubtful accounts	$9,838	$9,172
Inventory provision	205	179
Provision for contract loss	917	694
Long-term assets	13	13
Deferred revenue	3,522	3,220
Deferred subsidies	1,020	1,654
Warranty liabilities	1,322	829
Recognition of intangible assets	57	(2)
Accrued payroll	960	998
Net operating loss carry forward	6,361	9,801
Valuation allowance	(6,307)	(10,160)
Total deferred tax assets, current	$17,908	$16,398

Deferred tax liabilities, current
Costs and estimated earnings in excess of billings	$(16,068)	$(10,071)
Recognition of intangible assets	(1,060)	-
PRC dividend withholding tax	(3,010)	(2,949)
Others	(24)	2
Total deferred tax liabilities, current	$(20,162)	$(13,018)

Net deferred tax assets, current	$6,659	$7,730
Net deferred tax liabilities, current	$(8,913)	$(4,350)

Deferred tax assets, non-current
Long-term assets	$699	$112
Deferred subsidies	2,642	333
Net operating loss carryforward	-	1,573
Warranty liabilities	874	332
Others	(16)	192
Total deferred tax assets, non-current	$4,199	$2,542

Deferred tax liabilities, non-current
Share of net gains of equity investees	$(1,733)	$(2,520)
Property, plant and equipment	-	(38)
Intangible assets and other non-current assets	(330)	(5,552)
Total deferred tax liabilities, non-current	$(2,063)	$(8,110)

Net deferred tax assets-non-current	$2,195	$1,121
Net deferred tax liabilities-non-current	$(59)	$(6,689)

As of June 30, 2017 the Company had incurred net losses of approximately $9,748, $48,342, $1,377 derived from entities in the PRC, Singapore and Hong Kong, respectively. The net losses in the PRC can be carried forward for five years, to offset future net profit for income tax purposes. The net losses in Singapore and Hong Kong can be carried forward without an expiration date. For the amount as of June 30, 2017, $9,748 will expire, if not utilized, from calendar years ending December 31, 2017 to 2022.

The valuation allowance is considered on an individual entity basis.

Under the EIT Law and the implementation rules, profits of the Company’s PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to their respective foreign holding companies are subject to a withholding tax at 10% unless reduced by tax treaty. As of June 30, 2016 and 2017, the aggregate undistributed earnings from the Company’s PRC subsidiaries that are available for distribution are approximately RMB2,907,542 (equivalent to $447,025) and RMB3,654,625 (equivalent to $557,093), respectively. The Company expects to distribute a portion of the earnings (approximately RMB200,000 or $29,490) to the holding companies located outside mainland China, and has hence accrued a withholding tax of $2,947 as of June 30, 2017. The remaining undistributed earnings of the Company’s PRC subsidiaries are intended to be permanently reinvested, and accordingly, no deferred tax liabilities have been provided for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

(Amounts in thousands except for number of shares and per share data)

As of June 30, 2016 and June 30, 2017, the undistributed retained earnings generated from periods prior to January 1, 2008 were approximately $63,716 which are not subject to PRC dividend withholding taxes. Accordingly, as of June 30, 2016 and June 30, 2017, the total amounts of undistributed earnings generated from the Company’s PRC subsidiaries for which no withholding tax has been accrued were $372,040 and $484,314, respectively. Deferred tax liabilities subject to recognize would have been approximately $30,832 and $42,060 respectively, if all such undistributed earnings planned to be distributed to the Company in full as of June 30, 2016 and June 30, 2017.

The Chinese tax law grants the tax authorities the rights to further inspect companies’ tax returns retroactively in a three-year period (up to five years under certain special conditions), which means theoretically the tax authorities can still review the PRC subsidiaries’ tax returns for the years ended December 31, 2012 through 2016. The tax law also states that companies will be liable to additional tax, interest charges and penalties if errors are found in their tax returns and such errors have led to an underpayment of tax.

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

There were no material interest or penalties incurred for and as of the years ended June 30, 2015, 2016 and 2017, respectively.

NOTE 19 -	INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share attributable to Hollysys for the years indicated:

	Year ended June 30,
	2015	2016	2017

Numerator:
Net income attributable to the Company - basic	$96,527	$118,471	$68,944

Net income attributable to the Company - diluted(i)	$96,877	$119,121	$69,605

Denominator:
Weighted average ordinary shares outstanding used in computing basic income per share	58,612,596	59,170,050	60,189,004
Effect of dilutive securities
Convertible Bond	644,850	776,800	784,400
Share options	839,425	642,184	-
Restricted shares	37,332	22,422	38,106
Weighted average ordinary shares outstanding used in computing diluted income per share	60,134,203	60,611,456	61,011,510

Income per share - basic	$1.65	2.00	1.15

Income per share - diluted	$1.61	1.97	1.14

(i) For the year ended June 30, 2016 and 2017, interest accretion related to the Convertible Bond of $650 and $661, respectively, is added back to derive net income attributable to the Company for computing diluted income per share.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

(Amounts in thousands except for number of shares and per share data)

Vested and unissued restricted shares of 58,726, 75,066 and 72,263 shares are included in the computation of basic and diluted income per share for the years ended June 30, 2015, 2016 and 2017, respectively. The effects of share options have been excluded from the computation of diluted income per share for the year ended June 30, 2017 as their effects would be anti-dilutive.

NOTE 20 -	RELATED PARTY TRANSACTIONS

The related party relationships and related party transactions are listed as follows:

Related party relationships

Name of related parties	Relationship with the Company

Shenhua Hollysys Information Technology Co., Ltd. (“Shenhua Information”)	20% owned by Beijing Hollysys
China Techenergy Co., Ltd. (“China Techenergy”)	40% owned by Beijing Hollysys
Beijing Hollysys Electric Motor Co., Ltd. (“Electric Motor”)	40% owned by Beijing Hollysys
Beijing Hollysys Machine Automation Co., Ltd. (“Hollysys Machine”)	30% owned by Hollysys (Beijing) Investment Co., Ltd. (“Hollysys Investment”)
Heilongjiang Ruixing Technology Co., Ltd. (“Heilongjiang Ruixing”)	6% owned by Beijing Hollysys
Beijing IPE Biotechnology Co., Ltd. (“Beijing IPE”)	22.02% owned by Beijing Hollysys
Beijing Hollycon Medicine & Technology. Co., Ltd. (“Hollycon”)	30% owned by Beijing Hollysys Group Co., Ltd. (“Hollysys Group”)
Shenzhen HollySys Intelligent Technologies Co., Ltd. (“Shenzhen HollySys”)	60% owned by Beijing Hollysys Intelligent Technologies Co., Ltd. (“Hollysys Intelligent”)

Due from related parties

	June 30,
	2016	2017

China Techenergy	$22,579	$28,778
Shenhua Information	2,995	3,267
Heilongjiang Ruixing	1,071	1,049
Hollysys Machine	1,367	965
Hollycon	-	79
Shenzhen HollySys	-	2
Beijing IPE	-	2

	$28,012	$34,142

The Company’s management believes that the collection of amounts due from related parties is reasonably assured and accordingly and no provision had been made for these balances.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

(Amounts in thousands except for number of shares and per share data)

Due to related parties

	June 30,
	2016	2017

China Techenergy	$1,170	$1,117
Hollysys Machine	112	817
Shenhua Information	358	353
Electric Motor	5	11
Beijing IPE	-	2
Hollycon	-	1

	$1,645	$2,301

Transactions with related parties

Purchases of goods and services from:

	Year ended June 30,
	2015	2016	2017

Hollysys Machine	$914	$555	$749
Electric Motor	50	354	29
Hollycon	-	-	8
Shenhua Information	368	-	-
China Techenergy	1	-	-

	$1,333	$909	$786

Sales of goods and integrated solutions to:

	Year ended June 30,
	2015	2016	2017

China Techenergy	$21,936	$3,657	$10,842
Shenhua Information	2,128	847	765
Hollysys Machine	512	235	167
Hollycon	-	-	108
Beijing IPE	-	-	7
Electric Motor	1	-	-

	$24,577	$4,739	$11,889

Operating lease income from:

	Year ended June 30,
	2015	2016	2017

Hollycon	-	-	602
Hollysys Machine	41	40	-

	$41	$40	$602

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

(Amounts in thousands except for number of shares and per share data)

Purchases of intangible assets:

	Year ended June 30,
	2015	2016	2017

Hollysys Machine	$-	$-	$1,648

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

In fiscal year 2017, one of the Company’s subsidiary Hollysys Intelligent reached an agreement with Hollysys Machine to purchase a series of fixed assets, software copyrights and patents because of their similar business category.

The Company entered into an operating lease agreement with Hollycon to lease part of its one building located in Beijing. The lease term is for 1 year from the commencement date of July 1, 2016 to June 30, 2017.

Amounts due from and due to the related parties relating to the above transactions are unsecured, non-interest bearing and repayable on demand.

NOTE 21 -	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company leases premises under various operating leases. Rental expenses under operating leases included in the consolidated statements of comprehensive income were $1,492, $1,811 and $2,718 for the years ended June 30, 2015, 2016 and 2017, respectively.

Future minimum lease payments under non-cancelable operating leases with initial terms of one year or more consist of the following:

Years ending June 30,	Minimum lease payments

2018	$2,453
2019	1,060
2020	263
2021	103
2022 and onwards	63

Total minimum lease payments	$3,942

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

(Amounts in thousands except for number of shares and per share data)

The Company’s lease arrangements have no renewal or purchase options, rent escalation clauses, restriction or contingent rents and are all conducted with third parties.

Capital commitments

As of June 30, 2017, the Company had approximately $1,026 in capital obligations for the coming fiscal year, mainly for the Company’s information system construction.

Purchase obligation

As of June 30, 2017, the Company had $142,424 purchase obligations for the coming fiscal year, for purchases of inventories, mainly for fulfillment of in-process or newly entered contracts resulting from the expansion of the Company’s operations.

Performance guarantee and standby letters of credit

The Company had stand-by letters of credit of $24,941 and outstanding performance guarantees of $62,914 as of June 30, 2017, with restricted cash of $13,289 pledged to banks. The purpose of the stand-by letter of credit and performance guarantees is to guarantee that the performance of the Company’s deliveries reach the pre-agreed requirements specified in the integrated solutions contracts. The guarantee is to ensure the functionality of the Company’s own work. The disclosed amount of stand-by letters of credit and outstanding performance guarantees represent the maximum potential amount of future payments the Company could be required to make under such guarantees.

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

NOTE 22 -	OPERATING LEASES AS LESSOR

On April 3, 2013, Beijing Hollysys entered into an operating lease agreement to lease out one of its buildings located in Beijing. The lease term is for a period of 10 years from the commencement date of September 1, 2013 and will end on August 31, 2023. On July 1, 2016, the Company entered into an operating lease agreement with Hollycon to lease a part of a building located in Beijing. The lease term was for one year and ended on June 30, 2017, the renewed lease agreement is from July 1, 2017 to June 30, 2018. The minimum rental income in the next five years is shown as below:

Year ending June 30,	Minimum lease payments

2018	$1,477
2019	1,522
2020	1,567
2021	1,614
2022	1,663

Total minimum lease payments to be received in the next five years	$7,843

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

(Amounts in thousands except for number of shares and per share data)

The minimum lease payment receivable after five years is $2,003.

NOTE 23 -	SEGMENT REPORTING

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

Summarized information by segments for the years ended June 30, 2015, 2016, and 2017 is as follows:

	Year ended June 30, 2015
	IA	Rail	M&E	Miscellaneous	Consolidated

Revenues from external customers	$213,252	193,274	110,030	14,823	531,379
Costs of revenue	119,520	97,503	93,452	6,502	316,977

Gross profit	$93,732	95,771	16,578	8,321	214,402

	Year ended June 30, 2016
	IA	Rail	M&E	Miscellaneous	Consolidated

Revenues from external customers	$182,901	240,310	95,277	25,837	544,325
Costs of revenue	113,314	131,043	82,900	11,342	338,599

Gross profit	$69,587	109,267	12,377	14,495	205,726

	Year ended June 30, 2017
	IA	Rail	M&E	Miscellaneous	Consolidated

Revenues from external customers	$172,667	155,732	103,544	-	431,943
Costs of revenue	106,583	86,128	98,761	-	291,472

Gross profit	$66,084	69,604	4,783	-	140,471

The Company’s assets are shared among the segments thus no assets have been designated to specific segments.

The majority of the Company’s revenues and long-lived assets other than goodwill and intangible assets are derived from and located in the PRC. The following table sets forth the revenues by geographical area:

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

(Amounts in thousands except for number of shares and per share data)

	Year ended June 30,
	2015	2016	2017

Revenues:
PRC	$410,644	$443,256	$326,713
Non-PRC	120,735	101,069	105,230

	$531,379	$544,325	$431,943

The following table sets forth the long-lived assets other than goodwill and intangible assets by geographical area:

	June 30,
	2016	2017

Long-lived assets other than goodwill and acquired intangible assets
PRC	$100,454	$131,625
Non-PRC	13,079	12,029

	$113,533	$143,654

NOTE 24 -	SUBSEQUENT EVENTS

On July 10, 2017, the Company completed the acquisition of 100% equity of Beijing Shuanghe Technology Company Limited with a cash consideration of approximately $2,380. As a subsidiary of the Company, its financial performance will be included in the Company’s consolidated financial statements from the first quarter of fiscal year 2018.

NOTE 25 -	ENDORSEMENT OF NOTE RECEIVABLES

The Company endorsed bank acceptance bills to its suppliers as a way of settling accounts payable. The total endorsed but not yet due bank acceptance bills amounted to $31,991 and $25,462 as of June 30, 2016 and 2017, respectively. The endorsement of bank acceptance bills qualify as deemed sales of financial assets according to ASC 860, Transfer and Servicing (“ASC 860”) because the bank acceptance bills have been isolated from the Company upon transfer, the transferee of the bank acceptance bills have the rights to pledge or exchange, and the Company has no control over the bank acceptance bills upon endorsement. As a result, bank acceptance bills are derecognized at the time of endorsement.

NOTE 26 -	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Under the PRC laws and regulations, the Company’s PRC subsidiaries’ ability to transfer net assets in the form of dividend payments, loans, or advances are restricted. The amount restricted was RMB 538,113 (equivalent to $79,500) and RMB 569,279 (equivalent to $84,091) as of June 30, 2016, and 2017, respectively.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

(Amounts in thousands except for number of shares and per share data)

The following represents condensed unconsolidated financial information of the parent company only:

CONDENSED BALANCE SHEETS

	June 30,
	2016	2017
ASSETS
Current assets:
Cash and cash equivalents	$8,571	$13,103
Amounts due from subsidiaries	72,303	59,920
Prepaid expenses	63	61
Total current assets	80,937	73,084

Investments in subsidiaries	669,326	726,837
Total assets	$750,263	$799,921

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and related expense	$9	$14
Accrued liabilities	427	487
Amounts due to subsidiaries	55,869	55,869
Total current liabilities	56,305	56,370

Long-term loan	19,802	20,032
Total liabilities	76,107	76,402

Equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 59,598,099 and 60,342,099 shares issued and outstanding as of June 30, 2016 and 2017, respectively	60	60
Additional paid-in capital	215,403	222,189
Retained earnings	467,160	524,129
Accumulated other comprehensive loss	(8,467)	(22,859)
Total equity	674,156	723,519

Total liabilities and equity	$750,263	$799,921

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

(Amounts in thousands except for number of shares and per share data)

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended June 30,
	2015	2016	2017

General and administrative expenses	$3,169	$4,484	$1,062
Loss from operations	(3,169)	(4,484)	(1,062)

Other expense, net	(35)	(93)	(89)
Interest income	1	80	4
Interest expenses	(463)	(705)	(1,074)
Foreign exchange gains (losses)	238	(719)	(740)
Equity in profit of subsidiaries	$99,955	$124,392	$71,905
Income before income taxes	96,527	118,471	68,944
Income tax expenses	-	-	-
Net income	96,527	118,471	68,944

Other comprehensive income, net of tax of nil
Translation adjustment	(1,427)	(46,052)	(14,392)
Comprehensive income	$95,100	$72,419	$54,552

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017 – continued

(Amounts in thousands except for number of shares and per share data)

CONDENSED STATEMENTS OF CASH FLOWS

	Year ended June 30,
	2015	2016	2017

Net cash used in operating activities	$(397)	$(1,697)	$(930)

Net cash (used in) provided by investing activities	(4,402)	$11,390	$(396)

Net cash provided by (used in) financing activities	$13,236	$(9,559)	$5,858

Net increase in cash and cash equivalents	$8,437	$134	$4,532
Cash and cash equivalents, beginning of year	$-	$8,437	$8,571
Cash and cash equivalents, end of year	$8,437	$8,571	$13,103

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

