Form 20-F
period 2018-06-30
Hollysys Automation Technologies, Ltd.
filed 2018-09-21
CIK 1357450

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2018

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report (June 30, 2018): 60,342,099 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒Yes ☐No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer☐	Non-accelerated filer☐
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

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

ANNUAL REPORT ON FORM 20-F

FOR THE FISCAL YEAR ENDED JUNE 30, 2018

USE OF CERTAIN DEFINED TERMS

Except as otherwise indicated by the context, references in this annual report to:

•	“Hollysys,” “we,” “us,” or “our,” and the “Company,” refer to the combined business of Hollysys Automation Technologies Ltd., a BVI company, and its consolidated subsidiaries, HI, HAP, HAIP, PTHAI, Bond Group, Concord Group, CSHK, CMDE, CECL, GTH, Clear Mind, World Hope, Helitong, Hollysys Group, Hangzhou Hollysys, Hangzhou System, Hollysys Intelligent, Beijing Hollysys, Hollysys Electronics, Xi’an Hollysys and Hollysys Investment;

•	“HI” refers to Hollysys International Pte. Limited, a Singapore company;

•	“HAP” refers to Hollysys (Asia Pacific) Pte. Limited, a Singapore company;

•	“HAIP” refers to Hollysys Automation India Private Limited, an India Company;

•	Bond Group” refers to a group of our subsidiaries, including Bond Corporation Pte. Ltd., a Singapore company (“BCPL”), Bond M&E Pte. Ltd., a Singapore Company (“BMSG”), Bond M&E Sdn. Bhd., a Malaysia company (“BMJB”), and Bond M&E (K.L.) Sdn. Bhd., a Malaysia company (“BMKL”);

•	“Concord Group” refers to a group of our subsidiaries, including Concord Corporation Pte. Ltd. (“CCPL”), a Singapore company, and CCPL’s subsidiaries, Concord Electrical Pte. Ltd., a Singapore company (“CEPL”), Concord Electrical Sdn. Bhd., a Malaysia company (“CESB”), Concord Corporation Pte. Ltd, Dubai Branch (“CCPL Dubai”) Concord Electrical Contracting Ltd., a Qatar company(“CECL”), and Concord M Design and Engineering Company Ltd, a Macau company(“CMDE”);

•	“CSHK” refers to Concord Solutions (HK) Limited, a Hong Kong company;

•	“PTHAI” refers to PT Hollysys Automation Indonesia, an Indonesian company

•	“GTH” refers to Gifted Time Holdings Limited, a BVI company;

•	“Clear Mind” refers to Clear Mind Limited, a BVI company;

•	“World Hope” refers to World Hope Enterprises Limited, a Hong Kong company;

•	“Helitong” refers Beijing Helitong Science & Technology Exploration Co., Ltd., a PRC company;

•	“Hollysys Group” refers to Hollysys Group Co., Ltd., formerly known as Beijing Hollysys Science & Technology Co., Ltd, a PRC company;

•	“Hangzhou Hollysys” refers to Hangzhou Hollysys Automation Co., Ltd., a PRC company;

•	“Hangzhou System” refers to Hangzhou Hollysys System Engineering Co., Ltd., a PRC company;

•	“Hollysys Industrial Software” refers to Beijing Hollysys Industrial Software Company Ltd., a PRC company;

•	“Hollysys Intelligent” refers to Beijing Hollysys Intelligent Technologies Co., Ltd., formerly named as Beijing Hollysys Automation & Drive Co., Ltd., a PRC company;

•	“Beijing Hollysys” refers to Beijing Hollysys Co., Ltd., a PRC company;

•	“Hollysys Electronics” refers to Beijing Hollysys Electronics Technology Co., Ltd., a PRC company;

•	“Xi’an Hollysys” refers to Xi’an Hollysys Co., Ltd, a PRC company;

•	“Hollysys Investment” refers to Hollysys (Beijing) Investment Co., Ltd., a PRC company;

•	“RMB” and “CNY” refer to Renminbi, the legal currency of China; “SGD” and “S$” refer to the Singapore dollar, the legal currency of Singapore; “US dollar,” “$” and “US$” refer to the legal currency of the United States; “MYR” refers to the Malaysian Ringgit, the legal currency of Malaysia; “AED” refers to the United Arab Emirates Dirham, the legal currency of United Arab Emirates; “HKD” refers to the Hong Kong dollar, the legal currency of Hong Kong; “MOP” refers to the Macau Pataca, the legal currency of Macau; “INR” refers to the Indian Rupee, the legal currency of India; and “QAR” refers to the Qatar Riyal, the legal currency of Qatar; “IDR” refers to Indonesia Rupiah, the legal currency of Indonesia.

•	“BVI” refers to the British Virgin Islands;

•	“China” and “PRC” refer to the People’s Republic of China;

•	“Hong Kong” and “Hong Kong SAR” refer to the Hong Kong Special Administrative Region of China;

•	“Macau” refers to the Macau Special Administrative Region of China;

•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended; and

•	“Securities Act” refers to the Securities Act of 1933, as amended.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements and information relating to us that are based on the current beliefs, expectations, assumptions, estimates and projections of our management regarding our company and industry. These forward-looking statements are made under the "safe harbor" provision under Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. When used in this annual report, the words “may”, “will”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These statements reflect management's current view of us concerning future events and are subject to certain risks, uncertainties and assumptions, including among many others: our potential inability to achieve similar growth in future periods as we did historically, a decrease in the availability of our raw materials, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to China’s legal system and economic, political and social events in China, the volatility of the securities markets, and other risks and uncertainties which are generally set forth under the heading, “Key information - Risk Factors” and elsewhere in this annual report.  Should any of these risks or uncertainties materialize, or should the underlying assumptions about our business and the commercial markets in which we operate prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in this annual report.

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

The following table presents selected financial data regarding our business. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5, “Operating and Financial Review and Prospects.”  The selected consolidated statement of comprehensive income data for the fiscal years ended June 30, 2016, 2017 and 2018 and the consolidated balance sheet data as of June 30, 2017 and 2018 have been derived from the audited consolidated financial statements of Hollysys that are included in this annual report beginning on page F-1. The selected statement of comprehensive income data for the fiscal years ended June 30, 2014 and 2015, and balance sheet data as of June 30, 2014, 2015 and 2016 have been derived from our audited financial statements that are not included in this annual report.

The audited consolidated financial statements for the years ended June 30, 2016, 2017 and 2018 are prepared and presented in accordance with generally accepted accounting principles in the United States, or US GAAP.  The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes of Hollysys contained elsewhere herein.  The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

Financial information in this report is reported in United States dollars, the reporting currency of the Company.

(In USD thousands, except share numbers and per share data)
	Years ended June 30,
	2014	2015	2016	2017	2018
Statement of Comprehensive Income Data
Revenue	521,332	531,379	544,325	431,943	540,768
Operating income	98,407	130,107	120,583	60,270	120,244
Income before income taxes	91,312	125,227	137,742	83,355	129,642
Net income attributable to Hollysys	69,620	96,527	118,471	68,944	107,161
Add: Share-based compensation expenses	2,986	2,492	3,860	464	1,207
Amortization of intangible assets	5,413	4,454	818	581	600
Acquisition-related consideration fair value adjustments	8,920	(166)	(1,745)	-	-
Fair value adjustments of a bifurcated derivative	-	35	93	89	(75)
Non-GAAP net income attributable to Hollysys	86,939	103,342	121,497	70,078	108,893
Weighted average ordinary shares:
Basic	57,926,333	58,612,596	59,170,050	60,189,004	60,434,019
Diluted	58,426,642	60,134,203	60,611,456	61,011,510	61,248,565
Earnings per share:
Basic	1.20	1.65	2.00	1.15	1.77
Diluted	1.19	1.61	1.97	1.14	1.75
Non-GAAP earnings per share:
Basic	1.50	1.76	2.05	1.16	1.80
Diluted	1.49	1.72	2.02	1.16	1.78

Balance Sheet Data
Total current assets	729,893	806,640	827,310	865,356	1,000,898
Total assets	926,695	983,686	1,004,156	1,058,254	1,210,128
Total current liabilities	398,891	374,596	297,326	302,978	333,054
Total liabilities	434,637	398,301	321,471	334,714	367,775

Net assets	492,058	585,385	682,685	723,540	842,052
Non-controlling interests	3,583	6,285	8,529	21	301
Stockholders’ equity	488,475	579,100	674,156	723,519	842,353

Non-GAAP Measures

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

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

(In USD thousands, except share numbers and per share data)
	Years ended June 30,
	2014	2015	2016	2017	2018
Cost of integrated contracts	330,039	300,332	310,545	277,476	314,233
Less: Amortization of intangible assets	5,413	4,454	818	581	600
Non-GAAP cost of integrated contracts	324,626	295,878	309,727	276,895	314,833

G&A expenses	39,716	50,786	45,832	44,297	46,323
Less: Share-based compensation expenses	2,986	2,492	3,860	464	1,207
Non-GAAP G&A expenses	36,730	48,294	41,972	43,833	47,530

Other income (expenses), net	(6,452)	2,601	4,061	1,722	4,349
Add: Acquisition-related incentive share contingent consideration fair value adjustments	7,989	(368)	(1,745)	-	-
Add: Fair value adjustments of a bifurcated derivative	-	35	93	89	(75)
Non-GAAP other income, net	1,537	2,268	2,409	1,811	4,274

Interest expenses	(1,998)	(1,821)	(1,404)	(938)	(692)
Add: Acquisition-related cash consideration adjustments	931	202	-	-	-
Non-GAAP interest expenses	(1,067)	(1,619)	(1,404)	(938)	(692)

Net income attributable to Hollysys	69,620	96,527	118,471	68,944	107,161
Add: Share-based compensation expenses	2,986	2,492	3,860	464	1207
Amortization of intangible assets	5,413	4,454	818	581	600
Acquisition-related consideration fair value adjustments	8,920	(166)	(1,745)	-	-
Fair value adjustments of a bifurcated derivative	-	35	93	89	(75)
Non-GAAP net income attributable to Hollysys	86,939	103,342	121,497	70,078	108,893
Weighted average number of ordinary shares outstanding used in computation:
Basic	57,926,333	58,612,596	59,170,050	60,189,004	60,434,019
Diluted	58,426,642	60,134,203	60,611,456	61,011,510	61,248,565
Non-GAAP earnings per share:
Basic	1.50	1.76	2.05	1.16	1.80
Diluted	1.49	1.72	2.02	1.16	1.78

Exchange Rate Information

A majority of our business is conducted in China. We also operate in Singapore, Malaysia and several other jurisdictions in Asia and the Middle East through HAP, Concord Group, and Bond Group. We use US dollars as our reporting currency in our financial statements in this annual report. For entities whose functional currencies are not US dollars, assets and liabilities are translated into US dollars at the balance sheet date rates; equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year as published by the International Monetary Fund. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statement of comprehensive income and changes in equity. Transactions and amounts in other parts of this annual report in foreign currencies recorded at the rates of exchange prevailing when the transactions occurred. With respect to amounts not recorded in our consolidated financial statements but included elsewhere in this annual report, all conversion between RMB and US dollars were made at a rate of RMB 6.5684 to $1.00, and all conversion between Singapore dollars and US dollars were made at a rate of SGD 1.3498 to $1.00, as set forth by the International Monetary Fund. We make no representation of any kind that RMB, Singapore dollar, US dollar or any other currency referenced in this report could have been, or could be, converted into the other stated currencies at the rates stated below, any particular rate, or at all. The Chinese government imposes control over its foreign-currency reserves through both direct regulation concerns conversion of RMB into foreign exchange and through restrictions on foreign trade. On September 7, 2018, the closing rate for using RMB and SGD to buy $1.00 was 6.8419 and 1.3781, respectively, as set forth by the International Monetary Fund.

The following table sets forth information concerning exchange rates between the RMB, Singapore dollars and the US dollar for the periods indicated, based on the exchange rates set forth in The Federal Reserve Board of Governors. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report on Form 20-F or will use in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate between RMB and US$				Exchange Rate between SGD and US$
Period	Period End	Average	Low	High	Period End	Average	Low	High
Calendar year 2013	6.0537	6.1478	6.0537	6.2438	1.2622	1.2511	1.2203	1.2831
Calendar year 2014	6.2046	6.1620	6.0402	6.2591	1.3244	1.2665	1.2376	1.3244
Calendar year 2015	6.4778	6.2827	6.1870	6.4896	1.4166	1.3746	1.3171	1.4337
Calendar year 2016	6.9430	6.6400	6.4480	6.9580	1.4465	1.3800	1.3366	1.4522
Calendar year 2017	6.0537	6.1478	6.0537	6.2438	1.2622	1.2511	1.2203	1.2831
January 2018	6.2841	6.4233	6.2841	6.5263	1.3103	1.3214	1.3037	1.3355
February 2018	6.3280	6.3183	6.2649	6.3471	1.3231	1.3200	1.3097	1.3310
March 2018	6.2726	6.3174	6.2685	6.3565	1.3105	1.3146	1.3080	1.3245
April 2018	6.3325	6.2967	6.2655	6.3340	1.3249	1.3160	1.3082	1.3290
May 2018	6.4096	6.3701	6.3325	6.4175	1.3389	1.3392	1.3326	1.3468
June 2018	6.6171	6.4651	6.3850	6.6235	1.3626	1.3480	1.3320	1.3673
July 2018	6.8038	6.7164	6.6123	6.8102	1.3604	1.3630	1.3555	1.3728
August 2018	6.8300	6.8453	6.8018	6.9330	1.3722	1.3687	1.3619	1.3804
September 7, 2018	6.8419	6.8360	6.8270	6.8427	1.3781	1.3764	1.3752	1.3781

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The ongoing trade war between China and the US and its potential escalation may have an adverse effect on our business operations and revenues.

Starting in April 2018, the U.S. imposed a 25% tariff on steel and a 10% tariff on aluminum imports from other countries. On July 6, the US imposed 25% tariffs on $34 billion worth of Chinese goods. President Trump further stated that the US would impose additional 10% tariffs on another US$200 billion worth of Chinese imports if China retaliates against the imposed US tariffs. China has instituted retaliatory tariffs on certain US goods, and have indicated a willingness to impose additional tariffs on U.S. products. Although we believe that the ongoing trade war so far has not had a material direct impact on our business, as we are not operating in the US and do not deliver products and services to customers in the US, the trade war, especially if and when it is escalated, may cause the depreciation of the RMB currency and global economic turmoil, which has the potential to adversely impact our supply chain for our products and, thus, to have a material adverse effect on our business and results of operations.

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

We are expanding our business outside of mainland China, including seeking business opportunities in Hong Kong SAR, Singapore, Malaysia, India, Indonesia, and the Middle East. For our marketing both in China and in other jurisdictions, we seek international certifications and have obtained certificates such as the European Safety Standard Certification Level 4. As we operate in jurisdictions other than China, we will have to comply with local laws, some of which relate to various safety and quality requirements for the kinds of products we provide. The failure to have any necessary or beneficial certifications and the failure to comply with local laws will have an adverse impact on our marketing and business, and may result in additional costs and expenses.

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

Although the Company’s goodwill outstanding as of June 30, 2018 was assessed not impaired, it may be impaired in the future depending on the future market development and the outcome of the operations in Singapore, Malaysia and the Middle East.

The goodwill outstanding as of June 30, 2018 was mainly related to the acquisition of Concord Group in 2011 and Bond Group in 2013. Based on our quantitative assessment for Concord Group and qualitative assessment for Bond Group, the goodwill was not impaired as at June 30, 2018. However, there are uncertainties surrounding the amount and timing of future expected cash flows as they may be impacted by negative events such as a slowdown in the mechanical and electrical engineering sector, deteriorating economic conditions in the geographical areas Concord and Bond Group operates in, political, economic and social uncertainties in the Middle East and Southeast Asia, increasing competitive pressures and fewer than expected mechanical and electrical solution contracts awarded to Concord and Bond Group. These events can negatively impact demand for Concord and Bond Group’s services and result in actual future cash flows being less than forecasted or delays in the timing of when those cash flows are expected to be realized. Further, the timing of when actual future cash flows are received could differ from the Company’s estimates, which are based on historical trends and does not factor in unexpected delays in project commencement or execution.

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

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the Company’s internal controls over financial reporting in their annual reports and the independent registered public accounting firm auditing a company’s financial statements to attest to and report on the operating effectiveness of such company’s internal controls. No material weakness has been identified as of June 30, 2018. In the event we identify material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements.

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

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

In connection with the EIT Law, the Ministry of Finance and the SAT jointly issued a SAT Circular 59 in April 2009, and the SAT issued a SAT Circular 698 in December 2009. Both SAT Circular 59 and Circular 698 became effective retroactively on January 1, 2008, and a Public Notice 7 in replacement of some of the existing rules in Circular 698, which became effective in February 2015.

According to SAT Circular 698, where a non-resident enterprise transfers the equity interests of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. In addition, the PRC “resident enterprise” is supposed to provide necessary assistance to support the enforcement of SAT Circular 698.

On February 3, 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or Public Notice 7. Public Notice 7 has introduced a new tax regime that is significantly different from that under Circular 698. Public Notice 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-tax resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-tax resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise. Nevertheless, Circular 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market.

On October 17, 2017, the State Administration of Tax issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and concurrently abolished Circular 698. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-tax resident enterprise income tax. Pursuant to Circular 7 and SAT Bulletin 37, both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties on the reporting and consequences on private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions, under Public Notice 7 and/or SAT Bulletin 37. For the transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Public Notice 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with Public Notice 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company and other non-resident enterprises in our group should not be taxed under these rules and notice, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under Public Notice 7 and/or SAT Bulletin 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Public Notice 7 and/or SAT Bulletin 37, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

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

In July 2017, Bond Corporation Pte. Ltd (“BCPL”), a wholly-owned Singapore subsidiary of the Company, and a Malaysian citizen (the “Trustee”) entered into a trust deed, under which, 49.1% of BCPL’s equity interests in Bond M & E Sdn. Bhd. (“BMJB”), a Malaysian company, which previously was a 100% subsidiary of BCPL, was transferred to the Trustee. According to the trust deed, all of the beneficial interests in BMJB belong to BCPL and the Trustee shall hold the legal title of the transferred shares on trust for and act on behalf of BCPL absolutely. Any dividend, interest and other benefits received or receivable by the Trustee will be transferred to BCPL. The Trustee shall exercise the managerial rights and voting power in a manner directed by a prior written notice from BCPL. The Trustee shall be obligated to vote in the same manner as BCPL in the absence of any written notice. In addition, an undated Form of Transfer of Securities with the transferee’s name left blank was duly executed by the Trustee and delivered to BCPL. Therefore, BCPL can transfer the 49.1% of equity interests to any party at any time without further approval by the Trustee. Accordingly, the Company believes it holds all beneficial rights, obligation and the power of the 100% equity interest in BMJB, and therefore consolidates 100% of equity interests in BMJB into its financial statements.

B.	Business Overview

We are a leading provider of automation and control technologies and products in China and increasingly in Southeast Asia, India and the Middle East that enable our diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, we have approximately 3,300 employees with a nationwide China presence and with subsidiaries and offices in Southeast Asia, India and the Middle East. We have served over approximately 10,000 customers in the industrial, railway, subway, nuclear power, and mechanical and electronic industries in China, Southeast Asia, India and the Middle East. Our proprietary technologies are applied through our industrial automation solution suite, including the DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), SCADA System (Supervisory Control and Data Acquisition System), nuclear power non-safety automation and control system HolliAs-NMS DCS and other products.

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

We have a substantial reputation in the PRC domestic industrial automation industry for our comprehensive capabilities and have focused on the development of this market. We carry out integrated solution projects for, render automation services to, or sell our products to, national or multi-provincial companies with subsidiaries located throughout China. To date, we have served more than 10,000 industrial enterprise customers including state-owned enterprises, multinational corporations and local private companies and have undertaken over 30,000 projects. We believe that the quality of our systems is unsurpassed by local Chinese competitors and comparable to high-end foreign suppliers of DCS and the history of our projects supports that view. Some of our renowned customers include the five major Chinese power generation companies, the three major Chinese petroleum companies, and international companies such as BASF, etc.

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

During the past several years we have achieved a number of significant contract wins in international arena, including (i) contracts with MTR Corporation of Hong Kong SAR to provide a complete suite of high-speed rail signaling systems to Guangzhou-Shenzhen-Hong Kong Express Rail Hong Kong Section; (ii) a contract with SMRT Trains Ltd. in Singapore to provide design, electrification and installation for station renovations on North-South and East-West lines and a contract with Thales Solutions Asia Pte. Ltd. to provide design, installation, testing and commission for replacing the existing signaling systems for the North-South and East-West lines and install new signaling systems for the Tuas West Extension line in Singapore; (iii) a contract with Land Transport Authority in Singapore to provide the Integrated Supervisory Control System for the Thomson & Eastern Region Lines in Singapore; (iv) a contract with Mitsubishi Heavy Industries Ltd. to provide electrical installation services for part of the Power Distribution System Package of the first Phase of Doha Metro; (vi) maintenance contracts with MTR Corporation of Hong Kong SAR spanning multiple years. In overseas industrial automation business, we have as well achieved remarkable milestone in several sub-industries in Southeast Asia in fiscal year 2018, and we are expecting more to come in future.

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

Markets

Industrial Automation Market

According to Gong Kong Data, an independent industry research group, following the decline in the calendar year 2015 and 2016, the DCS market in China in calendar year 2017 recorded a YOY growth of 9.1%. Performance of different industries vary from one another. Chemical, petrochemical and power remain to be the backbone of DCS market. Growing profitability has driven a new wave of investment in chemical and petrochemical. Power industry, given the national policy on structural transformation and pollution reduction, is undergoing a gradual slow down. Other industries like municipal works, building materials and metallurgy etc. were in different cycle, therefore presenting mixed performance. By Gong Kong Data’s estimation, the DCS market in China is to grow stably at single digit in the next 3 years.

Multi-national companies including Honeywell (US), Siemens (Germany), Emerson (US), ABB (Sweden), Rockwell (US), Yokogawa (Japan) and Hitachi (Japan) account for the majority of the global automation market share, and such market pattern is similar in China. However, with years of development, domestic players including Hollysys and Supcon, etc. are gradually becoming one of those leading players in different verticals.

Several noticeable trends of the market have to be mentioned. Firstly, Chinese government’s plan on industrial transformation and upgrading, indicated by documents, policy and slogan such as “China Manufacture 2025” and “Industry 4.0”, have injected vitality to the market. The power industry, though facing gradual slow down thanks to structural transformation, also presents opportunities as environmental protection, green manufacture and energy saving move up along the agenda. Pilot projects of intelligent factory have been undertaken by SOEs in chemical and petrochemical, etc., sharing idea with the general industries on way of upgrading. In order to achieve a favorable stance in competition, companies from large SOEs to SMEs will be gradually seeking more efficiency and sophistication in manufacturing and management. Secondly, the gradual penetration of automation control system along with the growing interaction between customers and system providers, has created a sizeable after sale market to address, covering routine maintenance and customized upgrade, etc. With the successful practice in domestic market, companies in China are also seeking market expansion in adjacent regions such as Southeast Asia. Thirdly, along with the evolution of the market, new demand such as information security, flexibility and compatibility of the product arises, posing both challenges and opportunities to all players.

We believe that the growth of China’s industrial automation market will continue to be healthy given the evolution of the market and transformation and upgrading of Chinese industry. Our client base includes large state-owned enterprises, multi-national companies, and other domestic companies. Our main competitors in this field are global players such as ABB, Siemens, and Emerson, as well as Supcon from China. We believe that the Hollysys brand recognition and market reputation, and our strong research and development capabilities will continuously enable us to penetrate high-margin market segments currently dominated by foreign companies.

We are well-positioned to benefit from China’s nuclear power development. At present, China’s nuclear power sector is relatively underdeveloped, with the vast majority of power generated by coal-fired power plants. According to figures announced by China Nuclear Energy Association, as of August 21, 2018 there were 40 nuclear reactors in commercial operation in China. This represents a very small fraction of the total installed gross capacity of power generation. In terms of electricity generated watt per hour, the nuclear electricity generated by now is approximately 2%-3%, lagging far behind the world average of 15%, with France being the highest with 70% of its power generated from nuclear power plants.

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

We are also working to expand our rail products supply such as track circuit. Fiscal year 2018 has witnessed our breakthrough in this new product line as we signed our first track circuit contract for both C1 and C2 speed range. We look to explore more in this sizable market in the future.

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

The Singapore construction industry embraces opportunities as demand is expected to increase in public sectors including both transportation and non-transportation projects. The government has rolled out major upcoming development on rail, water, air/sea port infrastructure work. The Malaysian construction industry is supported by large scale investment under the previous government plan to develop the Country’s overall infrastructure by implementing various projects in the transports, tourism, tele-communication, education, healthcare and retail sectors. However, challenges remain as the industry is expected to expand in a relatively slow pace due to the newly elected government. Construction projects in the Middle East market are also rolling out, but challenges remain given the political issue.

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

Competition

We compete with various domestic and international corporations offering automation and control systems. We believe that our proprietary technologies and products provide us with a strong competitive advantage over our domestic Chinese competitors. However, a number of multinational companies, some of whom have substantially greater financial and other resources than we currently have, have been offering first rate automation systems in competition with us. We believe that our primary competitors in China industrial automation market for our products multi-national corporations, such as ABB, Honeywell, Emerson and Siemens. Supcon, a local private company affiliated with Zhejiang University, is among the primary competitors as well. In Southeast Asia and the Middle East markets, our principal competitors for industrial automation are multinational corporations such as ABB, Siemens, Emerson, Yokogawa and Honeywell.

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

Southeast Asia. The kinds of currency regulation, taxation regimes and dividend restrictions imposed in China are not replicated in Singapore, Malaysia and other Southeast Asian markets in which we operate. Generally these markets are free-trade based economies, with no direct or indirect currency or similar operational barriers.

Marketing, Sales and Customer Support

Our marketing and sales activities are focused on the development of and addressing the growing demand for automation and control products, systems and services in China domestic market, Southeast Asia, India and the Middle East markets. We insist on building cooperative relationships with our customers, educating them about technological developments and reflecting their needs in our products and services.

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

As of June 30, 2018, we employed over 500 direct sales personnel through our subsidiaries in mainland China, Southeast Asia, the Middle East, Hong Kong and Macau

C.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report.  We are a holding company with no operations of our own. We conduct our operations in China mainly through our Chinese operating companies, and in Southeast Asia and the Middle East mainly through Concord and Bond Groups.

41

(i)	On November 24, 2015, the Company established Concord Electrical Contracting, Ltd. (“CECL”) to explore the market in Qatar. CCPL has a 49% direct ownership of CECL and the remaining 51% equity interest is held by a nominee shareholder. Through a series of contractual arrangements, CCPL is entitled to appoint majority of directors of CECL who have the power to direct the activities that significantly impact CECL’s economic performance. Further, CCPL is entitled to 95% of the variable returns from CECL’s operations. As a result, despite of its minority direct ownership of CECL arrangements, CCPL is considered the primary beneficiary of CECL.

(ii)	In July 2017, Bond Corporation Pte. Ltd (“BCPL”), a wholly-owned Singapore subsidiary of the Company, and a Malaysian citizen (the “Trustee”) entered into a trust deed, under which, 49.1% of BCPL’s equity interests in Bond M & E Sdn. Bhd. (“BMJB”), a Malaysian company, which previously was a 100% subsidiary of BCPL, was transferred to the Trustee. According to the trust deed, all of the beneficial interests in BMJB belong to BCPL and the Trustee shall hold the legal title of the transferred shares on trust for and act on behalf of BCPL absolutely. Any dividend, interest and other benefits received or receivable by the Trustee will be transferred to BCPL. The Trustee shall exercise the managerial rights and voting power in a manner directed by a prior written notice from BCPL. The Trustee shall be obligated to vote in the same manner as BCPL in the absence of any written notice. In addition, an undated Form of Transfer of Securities with the transferee’s name left blank was duly executed by the Trustee and delivered to BCPL. Therefore, BCPL can transfer the 49.1% of equity interests to any party at any time without further approval by the Trustee. Accordingly, the Company believes it holds all beneficial rights, obligation and the power of the 100% equity interest in BMJB, and therefore consolidates 100% of equity interests in BMJB into its financial statements.

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

We derive our revenue mainly from three operating segments including industrial automation, railway transportation and mechanical and electrical solutions. Around 86% of our total consolidated revenues derived from integrated contracts we have won through the bid process. In addition, we generate revenue from sales of spare parts and component products to customers for maintenance and replacement purposes after the completion of the integrated solution contract, and from providing maintenance and training service, after the warranty period to customers for efficiency improvement or environment protection purpose; which tends to provide a recurring revenue stream. Spare part and component sales and services rendered are not part of the integrated solutions contracts.

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

Order backlog of contracts presents the amount of unrealized revenue to be earned from the contracts that we have won. The following table sets forth the information regarding contracts we won during the last three fiscal years and the backlog at the dates indicated:

	Years Ended June 30,
	2016	2017	2018
Number of new contracts won during the year	2,031	2,777	3,277
Total amount of new contracts (million)	$527.9	$476.5	$634.0
Average price per contract	$259,916	$171,599	$193,470

	Years Ended June 30,
Backlog Situation:	2016	2017	2018
Contracts newly entered and unfinished (million)	$284.2	$222.4	$321.6
Contracts entered in prior years and unfinished (million)	$243.0	$301.6	$247.4
Total amount of backlog (million)	$527.2	$524.0	$569.0

Recent Development

In June 2018, Ningbo Hollysys Intelligent Technology Company Limited (“Ningbo Hollysys”) was established with a registered capital RMB250,000 (equivalent to $38,060) by the Company and a third party with the equity interests of 40% and 60%, respectively. Both parties should contribute the capitals in cash. As of June 30, 2018, Ningbo Hollysys had no operation, and neither shareholders made capital contributions.

In August 2018, the Company agreed to contribute its 100% equity interest in Hollysys Intelligent, a subsidiary, as the capital contribution of its 40% equity interest in Ningbo Hollysys. The Company completed the transfer in September 2018 and the Article of Association of Ningbo Hollysys was revised accordingly.

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

The Company reviews and updates the estimated total costs of integrated solutions contracts at least annually. The Company accounts for revisions to contract revenue and estimated total costs of integrated solution contracts, including the impact due to approved change orders, in the period in which the facts that cause the revision become known as changes in estimates. Unapproved change orders are considered claims. Claims are recognized only when it has been awarded by customers. During the years ended June 30, 2016, 2017 and 2018, the Company did not recognize any revenue related to claims. Excluding the impact of change orders, if the estimated total costs of integrated solution contracts, which were revised during the years ended June 30, 2016, 2017 and 2018, had been used as a basis of recognition of integrated contract revenue since the contract commencement, net income for the years ended June 30, 2016, 2017 and 2018 would have been decreased by $30,270, $12,062, and $10,466, respectively; basic net income per share for years ended June 30, 2016, 2017 and 2018 would have been decreased by $0.51, $0.20, and $0.17, respectively; and diluted net income per share for the years ended June 30, 2016, 2017 and 2018, would have decreased by $0.50, $0.20, and $0.17, respectively. Revisions to the estimated total costs for the years ended June 30, 2016, 2017 and 2018 were made in the ordinary course of business.

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

Service rendered

The Company has in recent years extended its service offerings as described below. The Company mainly provides two types of services:

Revenue from one-off services: the Company provides different types of one-off services, which are generally completed on customers’ site. Revenue is recognized when the Company has completed all the respective services described in the contracts, there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured.

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

The Company’s goodwill outstanding at June 30, 2018 was related to the acquisitions of Concord Group, Bond Group, and Beijing Hollysys Industrial Software Company Ltd (“Hollysys Industrial Software”), which was 100% acquired by a subsidiary of the Company in July 2017 with a cash consideration of approximately $2,380.

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

The Company elected to assess goodwill for impairment using the two-step process for Concord Group for the years ended June 30, 2017 and 2018, with assistances from a third-party appraiser. Concord Group’s management judgment is involved in determining these estimates and assumptions, and actual results may differ from those used in valuations. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit which could trigger future impairment. The judgment in estimating the fair value of reporting units includes forecasts of future cash flows, which are based on management’s best estimate of future revenue, gross profit, operating expenses growth rates, future capital expenditure and working capital level, as well as discount rate determined by Weighted Average Cost of Capital approach and the selection of comparable companies operating in similar businesses. The Company also reviewed marketplace and/or historical data to assess the reasonableness of assumptions such as discount rate and working capital level.

The carrying amount of Concord Group exceeded its fair value as of June 30, 2017, and a goodwill impairment charge of $11,211 was recorded in the statement of comprehensive income for the year ended June 30, 2017 based on the second step testing result.

The fair value of Concord Group exceeded its carrying amount (net of accumulated impairment charges) as of June 30, 2018 based on the first step testing result, and the Company concluded no additional goodwill impairment charge was needed for the year ended June 30, 2018.

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

The Company also performed qualitative assessments with respect to Bond Group and Hollysys Industrial Software, to determine if it is more likely than not that the fair values of Bond Group and Hollysys Industrial Software are less than their carrying amounts. By identifying the most relevant drivers of fair value and significant events, and weighing the identified factors, the Company concluded that there was no impairment loss on goodwill related to Bond Group as of June 30, 2017 and 2018, or related to Hollysys Industrial Software as of June 30, 2018.

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

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate. The Company adopted ASU 2015-17 on July 1, 2017 on a prospective basis. As a result, current portion of deferred income tax liabilities and assets have been reclassified to noncurrent liabilities and assets. Prior periods were not retrospectively adjusted and all future adjustments will be reported as noncurrent.

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

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue from Contracts with Customers, (“ASU 2014-09”). ASU 2014-09 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied. ASU 2014-09 will be effective for the Company’s fiscal year beginning July 1, 2018 and subsequent interim periods. The Company has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of applying this ASU recognized at the date of initial application.

Subsequent to the issuance of ASU 2014-09, the FASB has issued several ASUs such as ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, and ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients among others. These ASUs will have the same effective date and transition requirements as ASU 2014-09. All guidance is collectively referred to as Accounting Standard Codification (“ASC”) 606.

The Company will adopt the new standard on July 1, 2018 using the modified retrospective approach, which requires the recognition of a cumulative-effect adjustment to retained earnings as of the date of adoption, and will apply the adoption only to contracts not completed as of July 1, 2018. As part of the implementation of ASC 606, the Company is performing an assessment, including identifying revenue streams within the scope of ASC 606, analyzing contracts and reviewing potential changes to its existing revenue recognition accounting policies. The Company has not yet completed its assessment.

A significant portion of our contracts is related to the provision of integrated solution services, the revenues from which is currently recognized under the percentage of completion method using the cost-to-cost measurement. To date, our assessment of such contracts with customers under the new revenue standard continues supports the recognition of revenue over time using the current method. As such, we expect to retain the same accounting treatment used to recognize revenue under current standard.

The adoption of the new revenue standard will not affect the recognition for product sales, which are currently recognized upon the transfer to control, typically upon delivery when all other revenue recognition criteria are met.

The Company’s one-off service revenues are currently recognized based on the completed contract method, when the Company has completed all the respective service deliverables in the contracts. Under the new standard, the Company expects to recognize revenue primarily on an “over time” basis for such contracts by using cost inputs to measure the progress towards the completion of the performance obligation as the customer simultaneously receives and consumes the services or because of continuous transfer of control of asset to the customer as it’s created or enhanced. Therefore, the impact from adoption will primarily be associated with certain service contracts outstanding at June 30, 2018 accounted for under the completed contract method, which will be generally recognized earlier under this new guidance and result in a cumulative effect adjustment to retained earnings as of July 1, 2018.

Currently, revenues are presented net of taxes collected on behalf of the government. The Company elects to retain the same accounting treatment under the new standard. In addition, the Company also expects that that adoption of the new revenue standard will significantly expand its financial statement disclosures requirement.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10) (“ASU 2016-01”). The amendments require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instruments-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. This updated guidance is effective for the annual period beginning after December 15, 2017, including interim periods within the year. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

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

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force) (“ASU2016-18”). ASU 2016-18 requires amounts generally described as restricted cash and restricted cash equivalents to be included with cash and cash equivalents when reconciling the total beginning and ending amounts for the periods shown on the statement of cash flows. The guidance is effective for public companies for annual periods beginning after December 15, 2017, and interim periods within those annual periods. Early adoption is permitted, including adoption in an interim period. The guidance should be applied using a retrospective transition method for each period presented. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying Definition of a Business ("ASU 2017-01"). ASU 2017-01 clarifies the framework for determining whether an integrated set of assets and activities meets the definition of a business. The revised framework establishes a screen for determining whether an integrated set of assets and activities is a business and narrows the definition of a business, which is expected to result in fewer transactions being accounted for as business combinations. Acquisitions of integrated sets of assets and activities that do not meet the definition of a business are accounted for as asset acquisitions. This update is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for transactions that have not been reported in previously issued (or available to be issued) financial statements. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

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

A.	Operating Results

The following are some financial highlights for the fiscal year ended June 30, 2018:

•	Total assets increased by approximately $151.8 million, from approximately $1,058.3 million as of June 30, 2017, to approximately $1,210.1 million as of June 30, 2018. The increase was mainly due to an increase of approximately $68.1 million in cash and cash equivalents, approximately $43.2 million in time deposits with maturities over three months and approximately $28.6 million in accounts receivable.

•	Cash and cash equivalents increased by approximately $68.1 million, from approximately $197.6 million as of June 30, 2017, to approximately $265.7 million as of June 30, 2018. The increase was mainly due to $125.2 million cash generated from operating activities, offset by $50.0 million net cash used in investing activities.

•	Accounts receivable at June 30, 2018 were approximately $275.2 million, an increase of approximately $28.6 million, or 11.6%, compared to approximately $246.6 million at June 30, 2017. The increase was mainly due to our increased revenues.

•	Cost and estimated earnings in excess of billings as of June 30, 2018, were approximately $161.0 million compared to approximately $162.1 million as of June 30, 2017, representing a decrease of approximately $1.1 million, or 0.7%.

•	Inventory increased by approximately $12.4 million, or 27.2%, from approximately $45.7 million as of June 30, 2017, to approximately $58.1 million as of June 30, 2018. The increase was mainly due to our increased revenues.

•	Property, plant and equipment decreased by approximately $0.3 million, from approximately $80.5 million as of June 30, 2017, to approximately $80.2 million as of June 30, 2018.

•	Investments in equity investees increased by approximately $6.2 million, or 13.0%, from $47.2 million as of June 30, 2017, to approximately $53.4 million as of June 30, 2018. The increase was mainly due to our increased investing activities.

•	Total liabilities increased by approximately $33.1 million or 9.9% from approximately $334.7 million at June 30, 2017, to approximately $367.8 million as of June 30, 2018. The increase in liabilities was mainly due to an increase of approximately $30.3 million in deferred revenue.

•	Short-term bank loans decreased by approximately $5.2 million, from approximately $8.1 million at June 30, 2017, to $2.9 million at June 30, 2018.

•	Accounts payable increased by approximately $6.8million, or 5.5% from approximately $122.7 million at June 30, 2017, to $129.5 million at June 30, 2018, mainly due to our increased inventory.

•	Deferred revenue increased by approximately $30.3 million, or 28.2%, from approximately $107.4 million at June 30, 2017, to approximately $137.7 million at June 30, 2018. The deferred revenue was accounted for based on the difference between progress billings and percentages of completion. Different contracts have different billing arrangements, and consequently result in different deferred revenue. The higher or lower balance of deferred revenue as of the balance sheet date was due to the different contracts mix with different billing arrangements.

•	Deferred tax assets were $8.3 million as of June 30, 2018. Based on the Company’s historical operating results and order backlog, the Company believes that it is more than likely that the deferred tax assets net of valuation allowance would be realized.

Comparison of Fiscal Years Ended June 30, 2018 and 2017

Revenues: For the fiscal year ended June 30, 2018, total revenues amounted to approximately $540.8 million, an increase of approximately $108.9 million, compared to approximately $431.9 million for the prior fiscal year, representing an increase of 25.2%.

Integrated contract revenue accounted for approximately $466.5 million of total revenues, an increase of approximately $81.0 million or 21.0%, compared to approximately $385.5 million for the prior fiscal year. The increase in integrated revenues was mainly composed of an increase of approximately $42.3 million or 31.0% in industrial automation, an increase of approximately $21.8 million or 21.1% in electrical solutions and an increase of approximately $16.9 million or 11.6% in rail transportation projects.

Approximately $40.2 million of total revenues was generated from product sales, an increase of approximately $7.5 million, or 22.9% compared to approximately $32.7 million in product sales revenue for the prior year.

Approximately $34.1 million of total revenue was generated from service rendered, an increase of $20.3 million or 147.1% compared to $13.8 million of last year.

The Company’s total revenue by segments was as follows:

(In USD millions)
	Fiscal year ended June 30,
	2017		2018
	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	172.7	39.9%	224.8	41.6%
Rail Transportation	155.7	36.1%	190.6	35.2%
Mechanical and Electrical Solution	103.5	24.0%	125.4	23.2%
Total	431.9	100.0%	540.8	100.0%

Order Backlog: An important measure of the stability and growth of the Company’s business is the size of its order backlog, which represents the total amount of unrecognized contract revenue associated with existing contracts. Our order backlog as of June 30, 2018 amounted to approximately $569.0 million, representing an increase of approximately $45.0 million, or 8.6%, compared to approximately $524.0 million as of June 30, 2017.

Of the total order backlog as of June 30, 2018, the unrecognized revenue associated with new contracts signed in the fiscal year 2018 was approximately $321.6 million and the amount brought forward from prior periods was approximately $247.4 million, comparing to the total backlog as of June 30, 2017 of approximately $222.4 million from new contracts signed in fiscal year 2017, and approximately $301.6 million from contracts carried forward from prior year.

Cost of revenues: Mirroring the categories of revenues, the cost of revenues can also be divided into three components including cost of integrated contracts, cost of products sold and cost of service rendered. For the fiscal year ended June 30, 2018, the total cost of revenues amounted to approximately $334.9 million, an increase of approximately $43.4 million, or 14.9%, compared to approximately $291.5 million for the prior fiscal year. The increase was due to an approximate $36.7 million increase in the cost of integrated contracts, and an increase of approximately $5.9 million in the cost of service.

The cost of integrated contract revenue consists primarily of three components: cost of equipment and materials, labor costs and other manufacturing expenses including but not limited to detecting expense, technology service fee, all of which incurred during the designing, building and delivering customized automation solutions process to customers. For the fiscal year ended June 30, 2018, the total cost of integrated contracts was approximately $314.2 million, compared to approximately $277.5 million for the prior fiscal year, representing an increase of approximately $36.7 million, or 13.2%.  The increase was primarily due to an increase of approximately $25.8 million in cost of equipment and materials, an increase of approximately $7.2 million in other manufacturing expenses, and an increase of approximately $3.7 million in labor cost. Of the total cost of integrated contract revenue for the fiscal year 2018, cost of equipment and materials accounted for approximately $187.2 million, compared to approximately $161.4 million for the prior fiscal year; labor cost accounted for approximately $82.1 million, compared to approximately $78.4 million for the prior fiscal year; and other manufacturing expenses accounted for approximately $44.9 million, compared to approximately $37.6 million for the prior fiscal year. Of the total integrated contract revenue for the fiscal year 2018, cost of equipment and materials accounted for 40.1%, compared to 41.9% for the prior fiscal year; labor cost accounted for 17.6%, compared to 20.3% for the prior fiscal year; and other manufacturing expenses accounted for 9.6%, compared to 9.8% for the prior fiscal year. The cost components of integrated contracts were determined and varied according to requirements of different customers.

Sales of products mainly represent sales of spare parts (either company manufactured or purchased from outside vendors) to customers for maintenance and replacement purposes. Given the fact that the products purchased from outside vendors have different functions and capabilities from our self-made products, we decide whether to purchase or manufacture the necessary products based on the needs and preferences of different customers while considering the efficiency factor. Therefore, as a percentage of the cost of products sold, the self-made products and purchased products have varied significantly from time to time. The cost of products sold for the fiscal year ended June 30, 2018 was approximately $10.8 million, an increase of approximately $0.8 million, compared to approximately $10.0 million for the prior fiscal year.

As for the cost of the service revenue, our employees spend time and incur expenses while they are with the customers. From time to time, materials costs related to the service are incurred, especially for providing extended warranty services. The cost of service revenue for fiscal year ended June 30, 2018 was approximately $9.9 million, an increase of approximately $5.9 million, compared to approximately $4.0 million for the prior fiscal year.

Gross margin: For the fiscal year ended June 30, 2017, as a percentage of total revenues, the overall gross margin was 38.1%, compared to 32.5% for the prior fiscal year. The gross margin for integrated contracts was 32.6% for the year ended June 30, 2018, compared to 28.0% for the prior year. The increase in gross margin for integrated contracts was mainly due to our different sales mix during the fiscal year 2018. The gross margin for products sold was 73.2% for the fiscal year ended June 30, 2018, compared to 69.5% for the prior fiscal year. The gross margin for service provided was 71.0% for the fiscal year ended June 30, 2018, compared to 70.8% for the prior fiscal year.

Selling expenses: Selling expenses mainly consist of compensation, traveling and administrative expenses related to marketing, sales and promotion activities incurred by the Company’s marketing departments. Selling expenses were approximately $27.2 million for the fiscal year ended June 30, 2018, an increase of 11.2%, or approximately $2.8 million, compared to approximately $24.4 million for the prior fiscal year. As a percentage of total revenues, selling expenses accounted for 5.0% and 5.7% for the fiscal years ended June 30, 2018 and 2017, respectively.

General and administrative expenses: General and administrative expenses mainly include compensation, traveling and other administrative expenses of non-sales-related departments, such as the finance department, information systems department and human resources department. General and administrative expenses amounted to approximately $46.3 million for the fiscal year ended June 30, 2018, representing an increase of approximately $2.0 million, or 4.5%, compared to approximately $44.3 million for the prior fiscal year. As a percentage of total revenues, general and administrative expenses were 8.6% and 10.3% for the fiscal years ended June 30, 2018 and 2017, respectively.

Research and development expenses: Research and development expenses represent mostly employee compensation, materials consumed and experiment expenses related to specific new product research and development, as well as any expenses incurred for basic research on advanced technologies. For the fiscal year ended June 30, 2018, research and development expenses were approximately $36.6 million, representing an increase of approximately $6.5 million, or 21.6%, compared to approximately $30.1 million for the prior fiscal year. As a percentage of total revenues, research and development expenses were 6.8% and 7.0% for the fiscal years ended June 30, 2018 and 2017, respectively.

VAT refunds and government subsidies: The state tax bureaus in China provide refunds out of the value added tax (“VAT”) they collect in order to encourage the research and development efforts made by certain qualified enterprises.  Some of our subsidiaries in China received such refunds. All VAT refunds, that have no further conditions to be met, are recognized in the statements of comprehensive income when cash or approval from the tax bureaus is received. For the fiscal year ended June 30, 2018, VAT refunds were approximately $19.7 million, compared to approximately $16.9 million for the prior fiscal year, increasing by approximately $2.8 million, or 16.6%. As a percentage of total revenues, VAT refunds were 3.6% and 3.9% for the fiscal years ended June 30, 2018 and 2017, respectively.

The local governments in China also provide financial subsidies to encourage research and development efforts made by certain qualified enterprises. Some of our subsidiaries received such subsidies. For the government subsidies that have no further conditions to be met, the funds received are recognized in the statements of comprehensive income; for the subsidies that have certain operating conditions yet to be met, the fund received are recorded as liabilities and will be released to income when the conditions are met. Subsidy income from the government amounted to approximately $4.8 million and $12.9 million for the fiscal years ended June 30, 2018 and 2017, respectively, a decrease of approximately $8.1 million, or 62.8%.

Income from operations: Income from operations increased by approximately $59.9 million, from approximately $60.3 million for the fiscal year ended June 30, 2017 to approximately $120.2 million for the fiscal year ended June 30, 2018. The increase was mainly due to the increase of $65.4 million in the gross profit.

Interest income: For the fiscal year ended June 30, 2018, interest income increased by approximately $3.6 million, or 97.3% from approximately $3.7 million for the prior year, to approximately $7.3 million for the current period. As a percentage of total revenue, interest income accounted for 1.4% and 0.9% for the fiscal years ended June 30, 2018 and 2017, respectively. The interest income was mainly earned from time deposits with maturities over three months and cash and cash equivalents.

Interest expenses: For the fiscal year ended June 30, 2018, interest expenses decreased by approximately $0.2 million, or 22.2% from approximately $0.9 million for the prior year, to approximately $0.7 million for the current period. As a percentage of total revenue, interest expenses accounted for 0.1% and 0.2% for the fiscal years ended June 30, 2018 and 2017, respectively. The interest expenses were incurred by the short-term and long-term loan/bond we had.

Other income (expenses), net: For the fiscal year ended June 30, 2018, the other income (expenses), net increased by approximately $2.6 million from approximately $1.7 million for the prior year, to approximately $4.3 million for the current period. The increase was mainly due to the consideration related to the acquisition of Beijing Hollysys Digital Technology Co., Ltd (“Digital Technology”).

Income tax expenses: For the fiscal year ended June 30, 2018, the Company’s income tax expense was approximately $22.2 million for financial reporting purposes, an increase of approximately $7.8 million, as compared to $14.4 million for the prior year.  The effective tax rate for the current year is 17.1%, as compared to 17.3% for the prior year

Net income attributable to non-controlling interest: The non-controlling interests of the Company include non-controlling shareholders’ interests in each subsidiary. For the fiscal year ended June 30, 2018, the non-controlling interest was the ownership interest of 5% in CECL. The net income attributable to non-controlling interest for the fiscal year ended June 30, 2018 was approximately $0.3 million, an increase of approximately $0.3 million, from approximately nil for the prior year. There is no other non-controlling interests except for 5% in CECL.

Net income and earnings per share attributable to Hollysys: For the fiscal year ended June 30, 2018, net income attributable to Hollysys amounted to approximately $107.2 million, representing an increase of approximately $38.3 million, as compared to approximately $68.9 million for the prior year. The basic and diluted earnings per share were $1.77 and $1.75 for the year ended June 30, 2018, as compared to $1.15 and $1.14 for the prior year, representing a decrease of $0.62 and $0.61, respectively. The increase was primarily due to the higher net income attributable to Hollysys compared to fiscal 2017.

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

Approximately $32.7 million of total revenues was generated from product sales, a decrease of approximately $21.8 million, or 40.0% compared to approximately $54.5 million in product sales revenue for the prior year. Excluding Hollycon’s revenue from the comparable figure for the prior fiscal year, the products sales revenue for fiscal year 2017 increased by 13.9%.Product sales revenue depends on overall demand for the Company’s spare parts for customers’ maintenance and replacement purposes.

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

The cost of integrated contract revenue consists primarily of three components: cost of equipment and materials, labor costs and other manufacturing expenses including but not limited to detecting expense, technology service fee, all of which incurred during the designing, building and delivering customized automation solutions process to customers. For the fiscal year ended June 30, 2017, the total cost of integrated contracts was approximately $277.5 million, compared to approximately $310.5 million for the prior fiscal year, representing a decrease of approximately $33.0 million, or 10.6%.  The decrease was primarily due to a decrease of approximately $41.3 million in cost of equipment and materials, which was partially offset by an increase of approximately $6.8 million in other manufacturing expenses, and an increase of approximately $1.5 million in labor cost. Of the total cost of integrated contract revenue for the fiscal year 2017, cost of equipment and materials accounted for approximately $161.4 million, compared to approximately $202.8 million for the prior fiscal year; labor cost accounted for approximately $78.4 million, compared to approximately $71.6 million for the prior fiscal year; and other manufacturing expenses accounted for approximately $37.6 million, compared to approximately $36.2 million for the prior fiscal year. Of the total integrated contract revenue for the fiscal year 2017, cost of equipment and materials accounted for 41.9%, compared to 37.2% for the prior fiscal year; labor cost accounted for 20.3%, compared to 13.2% for the prior fiscal year; and other manufacturing expenses accounted for 9.8%, compared to 6.6% for the prior fiscal year. The cost components of integrated contracts were determined and varied according to requirements of different customers.

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

We estimate our liquidity needs for investing and financing activities for fiscal 2019 will be approximately $14.0 million, which will be primarily related to the repayment of bank borrowings and capital expenditures. Our future working capital requirements will depend on many factors, including, among others, the rate of our revenue growth, the timing and extent of expansion of our sales and marketing activities, the timing of introductions of new products and/or enhancements to existing products, and the timing and extent of expansion of our manufacturing capacity.

Our long-term liquidity needs will relate primarily to working capital to pay our suppliers, and third-party manufacturers, as well as any increases in manufacturing capacity or acquisitions of third party businesses that we may seek in the future. We expect to meet these requirements primarily through our current cash holdings, revolving bank borrowings, as well as our cash flow from operations. For fiscal year 2019, we expect $8.0 million of capital expenditures, mainly related to purchase of the property, plant and equipment for manufacture and operation. We currently do not have any plan to incur significant capital and investing expenditures for the foreseeable future beyond 2019.

Cash Flow and Working Capital

As of June 30, 2018, we had total assets of approximately $1,210.1 million, of which cash and cash equivalents amounted to $265.7 million, time deposits with original maturities over three months amounted to $139.4 million, accounts receivable amounted to $275.2 million and inventories amounted to $58.1 million. While working capital was approximately $667.8 million, equity amounted to $842.4 million and our current ratio was approximately 3.0.

See Item 8, Financial Information, A. Consolidated Statements and Other Financial Information, Dividend Policy, for information on the ability of certain of our subsidiaries in China to make dividends to their respective parent companies.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the fiscal years ended June 30, 2016, 2017 and 2018:

(In USD thousands)

Cash Flow Item	Fiscal Years Ended June 30
	2016	2017	2018
Net cash provided by operating activities	$46,737	$69,813	$125,192
Net cash used in investing activities	$(2,454)	$(89,553)	$(49,748)
Net cash used in financing activities	$(6,780)	$(7,413)	$(12,197)
Effect of exchange rate changes on cash and cash equivalents	$(16,242)	$(4,302)	$4,788
Net increase (decrease) in cash and cash equivalents	$21,261	$(31,455)	$68,035
Cash and cash equivalents, beginning of year	$207,834	$229,095	$197,640
Cash and cash equivalents, end of year	$229,095	$197,640	$265,675

Operating Activities

For the fiscal year ended June 30, 2018, net cash provided by operating activities was approximately $125.2 million, compared to approximately $69.8 million for prior fiscal year 2017. The net cash inflow of operating activities in fiscal year 2018 was primarily consisted of net income of approximately $107.4 million, approximately $16.8 million generated from non-operating items and non-cash items, approximately $1.0 million changes in working capital attributable to a decrease in account receivable of approximately $28.4 million, a decrease in inventories of approximately $11.4 million, a decrease of other receivables of approximately $10.0 million, an increase in deferred revenue of approximately $28.2 million, and an increase in deposits and other assets of approximately $19.4 million.

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

Investing Activities

For the fiscal year ended June 30, 2018, net cash used in investing activities was approximately $49.7 million, compared to approximately $89.6 million for prior fiscal year 2017. The net cash used in investing activities in fiscal year 2018 mainly consisted of a cash outflow of approximately $2.3 million for capital expenditures, a cash outflow of approximately $5.9 million investment of equity investees, a cash outflow of approximately $179.2 million transferred from current accounts to time deposits in banks with original maturities between six months and one year, partially offset by a cash inflow of approximately $137.8 million from maturity of time deposits.

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

Financing Activities

For the fiscal year ended June 30, 2018, net cash used in financing activities was approximately $12.2 million, as compared to approximately $7.4 million for the prior year. The net cash used in financing activities in fiscal year 2018 mainly consisted of a repayment of short-term bank loans of approximately $11.3 million, a payment of dividends of approximately $7.2 million, partially offset by proceeds from short-term bank loans of approximately $5.9 million.

For the fiscal year ended June 30, 2017, net cash used in financing activities was approximately $7.4 million, as compared to approximately $6.8 million for the prior year. The net cash used in financing activities in fiscal year 2017 mainly consisted of a repayment of short-term bank loans of approximately $4.9 million, a repayment of long-term bank loans of approximately $7.4 million, a payment of dividends of approximately $12.0 million, partially offset by proceeds from short-term bank loans of approximately $10.1 million, and proceeds from exercise of share options of approximately $6.3 million.

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

We use standard product development life cycle models, including the waterfall model, increment model, iterative model and prototype. As a technology leader we continually develop and patent new automation technologies.  We also continually review and evaluate technological changes affecting the automation and integrated system industries and invest substantially in application-based research and development. We currently employ 652 staff in the research and development department or engaged in research and development work.

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

For the fiscal years 2018, 2017, and 2016, aggregate annual research and development expenses were approximately $36.6 million, $30.1 million, and $36.6 million, respectively.

Intellectual Property Rights

We rely on a combination of copyright, patent, trademark and other intellectual property laws, nondisclosure agreements and other protective measures to protect our proprietary rights. We also utilize unpatented proprietary know-how and trade secrets and employ various methods to protect them. As of June 30, 2018, we held 213 software copyrights, 158 authorized patents, 217 patent applications and 2 registered trademarks. Our earliest software copyrights will expire in 2051. Our invention patents have terms of 20 years. The first expiration will be in 2020 and the second will be in 2023 and our utility patents and design patents have terms of 10-20 years. One utility patent is expected to expire in 2018 and one design patent expires in year 2019.

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

Other than as disclosed in the foregoing disclosures and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, including long-term loans and operating leases and capital and operational commitments as of June 30, 2018.

(In USD thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term & Long-term Loans
-Principal	23,924	3,215	20,343	225	141
-Interest	781	523	163	21	74
Operating Lease Obligations(1)	4,901	2,283	1,578	1,040	-
Purchase Obligations(2)	188,558	161,660	16,810	6,726	3,362
Capital Obligations(3)	243	243	-	-	-
Standby Letters of Credit(4)	25,782	25,782	-	-	-
Performance Guarantees(5)	51,744	32,458	18,826	165	295
Total	295,933	226,164	57,720	8,177	3,872

(1)	Operating lease obligations

It represents the future minimum payments under non-cancelable operating leases.

(2)	Purchase obligations

As of June 30, 2018, the Company had approximately $188.6 million in purchase obligations for the coming fiscal year, for purchases of inventories. The inventories will be mainly used for fulfilling existing contracts or new contracts resulted from the expansion of our operations.

(3)	Capital obligations

As of June 30, 2018, the Company had approximately $0.2 million in capital obligations for the coming fiscal year, mainly for the Company’s information system construction.

(4)	Standby letters of credit

We have issued letters of credit to our suppliers to serve as assurance of payment, and issued to our subsidiaries as comprehensive credit. When a letter of credit is issued, a proportion of the total amount covered by the letter of credit may be required to be deposited in the bank, and is not available until the payment has been settled or the letter of credit has expired. As of June 30, 2018, we had approximately $25.8 million in standby letters of credit obligations, with $12.3 million of restricted cash deposited in banks for standby letter of credit.

(5)	Performance guarantees

We have provided performance guarantees to our customers to serve as assurance of performance for the contractual obligations. When a performance guarantee is issued, a proportion of the total guarantee amount may be required to be deposited in the bank, and is not available until the guarantee is expired. As of June 30, 2018, we had approximately $51.7 million performance guarantees obligation, with $6.4 million of restricted cash deposited in banks for performance guarantees.

Other than the contractual obligations and commercial commitments set forth above, we did not have any other long-term debt obligations, operating lease obligations, capital commitments, purchase obligations or other long-term liabilities as of June 30, 2018.

G.	Safe Harbor

See "Forward-Looking Information" on page 8.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management as of June 30, 2018.

Name	Age	Position

Baiqing Shao	50	Chairman of Board of Directors and Chief Executive Officer
Steven Wang	50	Chief Financial Officer
Colin Sung	52	Director
Jerry Zhang	46	Director
Jianyun Chai	56	Director
Li Qiao	61	Director

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

Mr. Steven Wang, has over 15 years of experience in financial controlling, accounting and budgeting, tax planning and corporate investment in various investment institutions and multinational corporations, with deep familiarity with rules and regulations of US and Chinese capital markets. Prior to joining Hollysys, Mr. Wang served as the Chief Financial Officer and Vice President of Xinhua Lian Investment Co., Ltd., a subsidiary of a top 500 company in China. From 2005 to 2012, Mr. Wang worked at various managerial positions at Globe Specialty Metals Inc. and Zhonglian Zhongke Co., Ltd., a Hong Kong Stock Exchange listed company. Mr. Wang received an MBA degree in Finance from the Wharton School, the University of Pennsylvania.

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

Executive Compensation

The aggregate cash compensation paid to our executive officers as a group was $971,563 for the fiscal year ended June 30, 2018.

In the fiscal year ended June 30, 2015, the Company granted 1,740,000 stock options to key employees, including options to purchase 675,000 ordinary shares to the senior executives. The current outstanding awards have vesting periods of up to five years depending on the person’s position and all of the grants have specific performance milestones. Additionally, the outstanding awards have a provision that if in certain instances the milestones are exceeded by specified targets, then additional ordinary shares will vest for the related period. The exercise periods for the options are five years from the date of grant, May 14, 2015. As of June 30, 2018, 306,000 options were vested and none of the options were exercised.

Director Compensation

We pay each of our non-employee directors who are not Company employees a monthly fee as compensation for the services to be provided by him/her as a non-employee director. During fiscal 2018, we paid $4,500/month to Colin Sung, $3,500/month to Jerry Zhang, $2,500/month to Jianyun Chai, $3,500/month to Li Qiao. We also reimburse our non-employee directors for out-of-pocket expenses incurred in attending meetings.

For the fiscal year ended June 30, 2018, the aggregate amount of cash compensation paid to our directors as a group was $168,000.

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

The following paragraphs summarize the principal terms of our 2015 plan.

Administration. The 2015 Plan is currently being administered by our board of directors. The board has the authority to determine the specific terms and conditions of all awards granted under the 2015 Plan, including, without limitation, the number of shares subject to each award, the price to be paid for the shares and the applicable vesting criteria. The board also has discretion to make all other determinations necessary or advisable for the administration of the 2015 Plan.

Eligibility. Non-statutory share options, restricted shares, restricted share units, share appreciation rights, performance units and performance shares may be granted to employees, directors or consultants either alone or in combination with any other awards. Incentive stock options may be granted only to our employees.

Shares Available for Issuance Under the 2015 Plan. The maximum aggregate number of shares that may be issued under the 2015 Plan is 5,000,000 ordinary shares. The number and class of shares available under the 2015 Plan are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, share splits, share dividends, or other similar events which change the number or kind of shares outstanding.

Transferability. Unless otherwise provided in the 2015 Plan or otherwise determined by the board, an award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the participant, only by the participant.

Termination of, or Amendments to, the 2015 Plan. The board may at any time amend, alter, suspend or terminate the 2015 Plan, provided that the Company will obtain shareholder approval of any 2015 Plan amendment to the extent necessary and desirable to comply with applicable laws.

The 2015 Plan will terminate ten years following the date it was adopted by the board, unless sooner terminated by the board.

The following table summarizes, as of June 30, 2018, the outstanding options that we had granted to our current directors and executive officers.

Name	Number of securities underlying unexercised options exercisable	Exercise Price (US$/Share)	Grant Date	Expiration Date
Baiqing Shao	90,000	22.05	May 14, 2015	May 13, 2020

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

We entered into a three-year employment agreement with our Chief Financial Officer, Mr. Steven Wang on June 27, 2018. Mr. Wang is entitled to insurance benefits, four weeks’ vacation, and reimbursement of business expenses and, if necessary, relocation expenses. The agreement may be terminated by us for death, disability and cause. Mr. Wang may terminate the employment agreement for any good reason at any time. The agreements contain provisions for the protection of confidential information and a three-year-after employment non-competition period within China.

C.	Board Practices

Terms of Directors and Executive Officers

Our board consisted of five directors for fiscal year 2018. Our directors are not subject to a term of office limitation, and hold office until the next annual meeting of members or until such director’s earlier resignation, removal from office, death or incapacity. Any vacancy on our board resulting from death, resignation, removal or other cause, and any newly created directorship resulting from any increase in the authorized number of directors between meetings of members, may be filled either by the affirmative vote of a majority of all the directors then in office (even if less than a quorum) or by a resolution of members. In addition, the service agreement between us and the directors do not provide benefits upon termination of their services In connection with the adoption of the 2010 Rights Plan, we amended our Memorandum and Articles of Association to provide that directors may only be removed by shareholders for cause.

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

D.       Employees

We had 3,292, 3,202 and 3,641 employees as of June 30, 2018, 2017, and 2016, respectively. As of June 30, 2018, there were 2,716 employees located in China and 576 employees outside China.  The following table sets forth our employees as of June 30, 2018 based on their functional areas within the Company:

Category	China	Overseas	Total
Sales & Marketing	432	13	445
Research and development	650	2	652
Engineering	896	424	1,320
Production	356	-	356
Management	382	137	519
Total	2,716	576	3,292

We believe that our relationship with our employees is good. The remuneration payable to employees includes basic salaries and bonuses. We have not experienced any significant problems or disruption to our operations due to labor disputes, nor have we experienced any difficulties in recruitment and retention of experienced staff. As required by applicable laws of China, Singapore, Malaysia, Hong Kong, Dubai, Saudi Arabia, India, Qatar, Macau and Indonesian we have entered into employment contracts with all of our officers, managers and employees.

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

E.       Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares (i) by each of our officers and directors, as of September 14, 2018; (ii) by each person who is known by us to beneficially own more than 5% of our ordinary shares as of June 30, 2018. The table does not include any preferred shares or ordinary shares that may be issued under the Rights Plan of the Company. The address of each of the persons set forth below is in care of Hollysys Automation Technologies Ltd., No. 2 Disheng Middle Road, Beijing Economic-Technological Development Area, Beijing, P. R. China 100176.

Name & Address of Beneficial Owner	Office, if Any	Title of Class	Amount & Nature of Beneficial Ownership (1)		Percent of Class (2)
Officers and Directors
Baiqing Shao	Chairman and Chief Executive Officer	Ordinary Shares	4,399,223	(3)	7.29%
Steven Wang	Chief Financial Officer	Ordinary Shares	*		*
Colin Sung	Director	Ordinary Shares	46,250	(4)	*
Jerry Zhang	Director	Ordinary Shares	37,500	(5)	*
Jianyun Chai	Director	Ordinary Shares	36,250	(6)	*
Li Qiao	Director	Ordinary Shares	535,588	(7)	*

5% Securities Holder
Baiqing Shao		Ordinary Shares	4,399,223	(3)	7.29%
Prudential PLC		Ordinary Shares	9,723,490	(8)	16.11%
Davis Selected Advisers		Ordinary Shares	5,259,264	(9)	8.71%

* Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as otherwise indicated, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)	As of September 18, 2018, a total of 60,342,099 ordinary shares are outstanding pursuant to SEC Rule 13d-3(d)(1). For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(3)	The securities reported as held by Mr. Baiqing Shao include 4,144,223 shares of our ordinary shares held indirectly through Ace Lead Profits Limited. The foregoing entity is a BVI entity that is wholly-owned and controlled by Mr. Baiqing Shao therefore he may be deemed to be the beneficial owner of the ordinary shares held by it. The securities reported as held by Mr. Baiqing Shao also include options to purchase 90,000 ordinary shares that are vested. The exercise price of the options is $22.05 per share and the expiration date is May 13, 2020.

(4)	The securities reported as held by Mr. Colin Sung include 35,000 ordinary shares that were issued and 11,250 restricted shares vested but not issued, but do not include 11,250 restricted shares that are not yet vested.

(5)	The securities reported as held by Ms. Jerry Zhang include 37,500 restricted shares vested but not issued; but do not include 7,500 restricted shares that are not yet vested.

(6)	The securities reported as held by Mr. Jianyun Chai includes 36,250 restricted shares vested but not issued, but do not include 8,750 restricted shares that are not yet vested.

(7)	The securities reported as held by Ms. Li Qiao include 528,088 ordinary shares of our ordinary shares held indirectly through Acclaimed Insight Investments Ltd, Glory Pearl International Ltd and Time Keep Investment Ltd. And 7,500 restricted shares vested but not issued, but do not include 7,500 restricted shares that are not yet vested.

(8)	Based on information provided by Prudential PLC in their Form 13F filed with the SEC on August 14, 2018. As reported, Eastspring Investments (Singapore), LTD and M&G Investment Management, LTD, which are members of Prudential PLC, held 4,419,049 and 5,304,441 of our ordinary shares respectively as of June 30, 2018.

(9)	Based on information provided by Davis Selected Advisers in their Form 13F filed with the SEC on August 13, 2018. As reported, Davis Selected Advisers held 5,259,264 of our ordinary shares as of June 30, 2018.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to Item 6.E “Directors, Senior Management and Employees — Share Ownership.”

B.	Related Party Transactions

The related party relationships and related party transactions are listed as follows:

Related party relationships

Name of related parties	Relationship with the Company

Shenhua Hollysys Information Technology Co., Ltd. (“Shenhua Information”)	20% owned by Beijing Hollysys
China Techenergy Co., Ltd. (“China Techenergy”)	40% owned by Beijing Hollysys
Beijing Hollysys Electric Motor Co., Ltd. (“Electric Motor”)	40% owned by Beijing Hollysys
Beijing Hollysys Machine Automation Co., Ltd. (“Hollysys Machine”)	30% owned by Hollysys Investment
Heilongjiang Ruixing Technology Co., Ltd. (“Heilongjiang Ruixing”)	6% owned by Beijing Hollysys
Beijing IPE Biotechnology Co., Ltd. (“Beijing IPE”)	22.02% owned by Beijing Hollysys
Beijing Hollycon Medicine & Technology. Co., Ltd. (“Hollycon”)	30% owned by Hollysys Group
Shenzhen HollySys Intelligent Technologies Co., Ltd. (“Shenzhen HollySys”)	60% owned by Hollysys Intelligent

Due from related parties

	June 30,
	2017	2018

China Techenergy	$28,778	$29,182
Shenhua Information	3,267	3,570
Hollysys Machine	965	853
Hollycon	79	51
Shenzhen HollySys	2	22
Heilongjiang Ruixing	1,049	-
Beijing IPE	2	-

	$34,142	$33,678

The Company’s management believes that the collection of amounts due from related parties is reasonably assured and accordingly and no provision had been made for these balances.

Due to related parties

	June 30,
	2017	2018

China Techenergy	$1,117	$4,141
Hollysys Machine	817	828
Shenhua Information	353	348
Electric Motor	11	34
Beijing IPE	2	2
Hollycon	1	-

	$2,301	$5,353

Transactions with related parties

Purchases of goods and services from:

	Year ended June 30,
	2016	2017	2018

Electric Motor	$354	$29	$77
Hollycon	-	8	16
Hollysys Machine	555	749	-

	$909	$786	$93

Sales of goods and integrated solutions to:

	Year ended June 30,
	2016	2017	2018

China Techenergy	$3,657	$10,842	$11,519
Hollycon	-	108	225
Shenhua Information	847	765	86
Hollysys Machine	235	167	-
Beijing IPE	-	7	-

	$4,739	$11,889	$11,830

Operating lease income from:

	Year ended June 30,
	2016	2017	2018

Hollycon	-	602	731
Hollysys Machine	40	-	-

	$40	$602	$731

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

The Company entered into an operating lease agreement with Hollycon to lease part of its one building located in Beijing. The lease term is for 1 year from the commencement date of July 1, 2017 to June 30, 2018.

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

Dividend Policy

On August 11, 2016, the Board of Directors approved a regular cash dividend policy pursuant to which future cash dividends are expected to be paid to holders of the Company’s ordinary shares on an annual basis out of funds legally available for such purpose. However, the declaration and payment of future dividends will be at the discretion of the Board, and will depend upon many factors, including the Company’s financial condition, earnings, and capital requirements of its businesses, legal requirements, regulatory constraints, industry practice, and other factors that the Board deems relevant. As a BVI company, we may only declare and pay dividends if our directors are satisfied, on reasonable grounds, that immediately after the distribution (i) the value of our assets will exceed our liabilities and (ii) we will be able to pay our debts as they fall due. On November 11, 2016, Company paid 2016 annual dividend of $0.2 per ordinary share. On November 6, 2017, Company paid 2017 annual dividend of $0.12 per ordinary share.

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

Since August 1, 2008, our ordinary shares have been listed on the NASDAQ Global Select Market under the symbol “HOLI”. The following table provides the high and low reported closing market prices of our ordinary shares as reported by Yahoo! Finance for the periods indicated.

	Nasdaq Price per Share
	High		Low
Annual Market Prices(1)	$
Fiscal Year 2014		$24.94	11.79
Fiscal Year 2015		$26.84	17.18
Fiscal Year 2016		$23.49	15.21
Fiscal Year 2017		$23.21	15.25
Fiscal Year 2018		$27.61	16.41

Quarterly Market Prices
First Quarter 2017 ended September 30, 2016		$23.21	16.95
Second Quarter 2017 ended December 31, 2016		$23.09	17.89
Third Quarter 2017 ended March 31, 2017		$19.18	16.56
Fourth Quarter 2017 ended June 30, 2017		$17.28	15.25
First Quarter 2018 ended September 30, 2017		$21.61	16.41
Second Quarter 2018 ended December 31, 2017		$25.96	20.87
Third Quarter 2018 ended March 31, 2018		$27.61	22.74
Fourth Quarter 2018 ended June 30, 2018		$25.42	21.17

Monthly Market Prices
March 2018		$27.61	24.30
April 2018		$25.17	21.96
May 2018		$25.42	21.73
June 2018		$24.38	21.17
July 2018		$23.62	21.46
August 2018		$23.66	20.75
September 2018 (through September 14, 2018)		$21.11	19.83

(1) All periods end June 30 of the stated year, unless otherwise noted.

B.	Plan of Distribution

Not applicable

C.	Markets

See our disclosures under “Item 9. A. Offer and Listing.”

D.	Selling Shareholders

Not Applicable

E.	Dilution

Not Applicable

F.	Expenses of Issue

Not Applicable

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable

B.	Memorandum and Articles of Association

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

Exchange Controls in China

Pursuant to applicable PRC regulations on foreign currency exchange, Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, require the prior registration at designated foreign exchange banks for conversion of Renminbi into a foreign currency, such as U.S. dollars. Payments for transactions that take place within the PRC must be made in Renminbi. Domestic companies or individuals can repatriate foreign currency payments received from abroad, or deposit these payments abroad subject to the requirement that such payments by repatriated within a certain period of time. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks. Foreign currencies received for current account items can be either retained or sold to financial institutions that have foreign exchange settlement or sales business without prior approval from the State Administration for Foreign Exchange, subject to certain regulations. Foreign exchange income under capital account can be retained or sold to financial institutions that have foreign exchange settlement and sales business, with prior approval from the State Administration for Foreign Exchange, unless otherwise provided.

On February 28, 2015, the SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13. After SAFE Circular 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration.

In March 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular No. 19, which effected as of June 1, 2015. SAFE Circular No. 19 provides that, among other things, a foreign-invested company may convert foreign currency capital in its capital account into RMB on a “at will” basis. On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular No. 16, to further expand and strengthen such “at will” conversion reform under SAFE Circular No. 19. SAFE Circular No. 16 provides an integrated standard for conversion of foreign exchange under capital account items on an “at will” basis which applies to all enterprises registered in the PRC. Pursuant to SAFE Circular No. 16, in addition to foreign currency capital, enterprises registered in the PRC may also convert their foreign debts, as well as repatriated funds raised through overseas listing, from foreign currency to RMB on an “at will” basis. SAFE Circular No. 16 reiterates that the RMB funds so converted shall not be used for the purpose of, whether directly or indirectly, (i) paying expenditures out of the ordinary course of business or prohibited by laws or regulations; (ii) making securities investment or other investments (except for banks’ principal-secured products); (iii) extending loans to non-affiliated enterprises (except as expressly permitted in the business license); and (iv) purchasing non-self-used real properties (except for real estate enterprises).

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

Passive Foreign Investment Company Rules.

In general, a foreign corporation will be a passive foreign investment company (“PFIC”) for any taxable year in which (1) 75% or more of its gross income consists of passive income (such as dividends, interest, rents royalties and certain gains) or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income.

Based on our current income and assets and the value of our outstanding ordinary shares, we do not expect to be classified as a PFIC for our taxable year ended June 30, 2018 or in the foreseeable future. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ordinary shares, may cause us to become a PFIC for future taxable years.

If we were a PFIC for any taxable year during which a U.S. Holder owned our ordinary shares, the U.S. Holder may be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of ordinary shares by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such share. The amounts allocated to the taxable year of disposition and to taxable years prior to the first taxable year in which we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amounts. Further, to the extent that any distribution received by a U.S. Holder on ordinary shares exceeded 125% of the average of the annual distributions received on such shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner. Certain elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the shares. U.S. Holders should consult their tax advisers to determine whether such elections are available and, if so, what the consequences of the alternative treatments would be in those holders' particular circumstances. U.S. Holders should also consult their tax advisers regarding the determination of whether we are a PFIC and the potential application of the PFIC rules.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act (generally referred to as “FATCA”), when applicable, will impose a U.S. federal withholding tax of 30% on payments of dividends on, and (for dispositions after December 31, 2018) gross proceeds from dispositions of, our ordinary shares that are held through ‘‘foreign financial institutions’’ (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of certain interests in or accounts with those entities) have been satisfied or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. U.S. Holders should consult their tax advisers regarding the effect, if any, of the FATCA provisions on their particular circumstances.

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

On February 9, 2015, we declared a special cash dividend of US$0.40 per share to the holders of the Company’s ordinary shares. The record day was February 23, 2015, and payment day was March 16, 2015.Continental Stock Transfer & Trust acted as the paying agent. During the fiscal year of 2016, no cash dividend was declared and paid.

 On August 11, 2016, the Board of Directors of the Company approved a regular cash dividend policy pursuant to which future cash dividends are expected to be paid to holders of the Company’s ordinary shares on an annual basis out of funds legally available for such purpose. On September 26, 2016, the Board of Directors declared a regular annual dividend of $0.20 per ordinary share. The dividend was payable on November 11, 2016 to shareholders of record at the close of business on October 26, 2016. On September 25, 2017, the Board of Directors declared a regular annual dividend of $0.12 per ordinary share for 2017. The dividend was paid on November 06, 2017 to shareholders of record at the close of business on October 16, 2017. The declaration and payment of future dividends will be at the discretion of the Board of Directors, and will depend upon many factors, including the Company’s financial condition, earnings, capital requirements of its businesses, legal requirements, regulatory constraints, industry practice, and other factors that the Board of Directors deems relevant.

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

Interest Rate Risk

We are exposed to interest rate risk primarily with respect to our bank loans. A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings as of June 30, 2018, would decrease income before income taxes by approximately $0.2 million for the fiscal year ended June 30, 2018. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, 76.4% of our consolidated revenues and consolidated costs and expenses are denominated in RMB, and 85.6% of our assets are denominated in RMB, and the remaining are mainly denominated in SGD.  As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rates of the U.S. dollar, RMB and SGD.  If the RMB or SGD depreciates against the U.S. dollar, the value of our RMB or SGD revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated at historical exchange rates.  Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of shareholders’ equity.  An average appreciation or depreciation of the RMB against the US dollar of 5% would increase or decrease our comprehensive income by $216,294 and $195,695, respectively. An average appreciation or depreciation of the SGD against the US dollar of 5% would increase or decrease our comprehensive income by $376,814 or $340,926 respectively, based on our current revenues, costs and expenses, assets, and liabilities denominated in RMB or SGD as of June 30, 2018.

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

Disclosure Controls and Procedures

As required by Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act, our management has carried out an evaluation, with the participation and under the supervision of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2018.

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

Management conducted its evaluation of disclosure controls and procedures under the supervision of our principal executive officer and our principal financial officer.  Based upon, and as of the date of this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2018.

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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2018. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 framework). Based on our assessment, management believes that, as of June 30, 2018, our internal control over financial reporting was effective based on those criteria.

Our independent registered public accounting firm has audited our internal control over financial reporting as of June 30, 2018 and has issued an attestation report, which appears on page F-3 of this annual report on Form 20-F.

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

In March 2006, our board of directors adopted a code of conduct, or Code of Conduct, which applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer.  Our Code of Conduct addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, confidentiality, and reporting of violations of the code.  A copy of the Code of Conduct was filed as Annex G to our registration statement on Form S-4 filed with the SEC on March 30, 2006 and is incorporated herein by reference. Our Code of Conduct is also posted on the corporate governance page of our website at www.hollysys.com. During the fiscal year ended June 30, 2018, there were no waivers from a provision of our Code of Conduct granted to our directors, officers or employees.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Ernst & Young Hua Ming LLP was our principal accountant for the fiscal years ended June 30, 2018 and 2017. The aggregate fees incurred for fiscal years ended June 30, 2018 and 2017 were $1,369,518 and $1,292,771, respectively. The fees were related to the audit of our annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings.

Audit-Related Fees

The audit-related fees includes service rendered related to our quarterly financial information for the fiscal year ended June 30, 2018 and 2017 were $91,346 and $73,725, respectively.

Tax Fees

The aggregate fees incurred in the fiscal years ended June 30, 2018 and 2017 for tax services rendered were $52,771 and $39,731, respectively. The tax service includes tax compliance and tax advice.

All Other Fees

No other fees were incurred in each of the fiscal years ended June 30, 2018 and 2017 for services provided by the principal accountant, other than the services reported above under other captions of this Item 16C.

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

NASDAQ Listing Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer's fiscal year end. NASDAQ Listing Rule 5635(c) also requires each issuer to obtain shareholders’ approval when a plan or other equity compensation arrangement is established or materially amended. However, NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. We follow home country practice with respect to annual meetings and did not hold an annual shareholder meeting in fiscal 2018. Our BVI counsel, Maples and Calder, has provided a letter to NASDAQ certifying that under BVI law, we are not required to hold annual shareholder meetings. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

Maples and Calder has also provided a letter to NASDAQ certifying that under BVI law, we are not required to seek shareholder approval for the establishment of our equity compensation plans. In 2015, we followed home country practice with respect to the adoption of our 2015 Equity Plan without seeking shareholder approval.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our Audited Financial Statements for the Years Ended June 30, 2018, 2017 and 2016 are included at the end of this annual report.

ITEM 19.	EXHIBITS

Number	Description

1.1	Amended and Restated Memorandum and Articles of Association (Incorporated by reference to Exhibit 3.1 of the Form 6-K filed with the Securities and Exchange Commission on May 31, 2016).

2.1	Rights Agreement, dated as of August 27, 2010, between Hollysys Automation Technologies Ltd. and Continental Stock Transfer & Trust Company, which includes the Form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Preferred Shares as Exhibit B (Incorporated by reference to Exhibit 2.1 of the Form 6-K filed with the Securities and Exchange Commission on September 21, 2010).

4.1	Chardan North China Acquisition Corporation 2006 Stock Plan (Incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-8 (file no. 333-170811) filed with the Securities and Exchange Commission on November 24, 2010).

4.2	Form of Stock Consignment Agreement (Incorporated by reference to Exhibit 10.2 of the Registration Statement S-4/A (file no. 333-132826) filed with the Securities and Exchange Commission on June 28, 2006).

4.3	Share Sale and Purchase Agreement, by Unionway Resources Limited and the Company, dated December 23, 2009. ((Incorporated by reference to Exhibit 4.20 of the Report on Form 20-F for the fiscal year ended June 30, 2010 filed with the Securities and Exchange Commission on December 22, 2010).

4.4*	Form of Employment Agreement between the Company and its executive officers.

8.1*	List of Subsidiaries

11.1	Code of Ethics (included as Annex G to the Proxy Statement/Prospectus contained in Registration Statement on Form S-4 filed with the Securities and Exchange Commission on March 30, 2006 and incorporated by reference herein)

12.1*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP

99.1	Hollysys Automation Technologies Ltd. 2015 Equity Incentive Plan (Incorporated by reference to Exhibit 99.1 of the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 18, 2015).

101.INS*	XBRL Instant Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBLR Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase

101.LAB*	XBRL Taxonomy Extension Label Linkbase

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase

* Filed with this annual report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

/s/ Baiqing Shao
Baiqing Shao
Chief Executive Officer
Date: September 21, 2018

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Hollysys Automation Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hollysys Automation Technologies Ltd. (the “Company”) as of June 30, 2018 and 2017, the related consolidated statements of comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of June 30, 2018, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated September 21, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2012.
Beijing, the People’s Republic of China

September 21, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Hollysys Automation Technologies Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Hollysys Automation Technologies Ltd.’s internal control over financial reporting as of June 30, 2018, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the “COSO criteria”). In our opinion, Hollysys Automation Technologies Ltd. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of June 30, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of June 30, 2018 and 2017, the related consolidated statements of comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2018, and the related notes and our report dated September 21, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

September 21, 2018

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In US dollars thousands except for number of shares and per share data)

		June 30,
	Notes	2017	2018
ASSETS
Current assets:
Cash and cash equivalents		$197,640	$265,675
Time deposits with maturities over three months		96,214	139,433
Restricted cash		39,534	20,233
Accounts receivable, net of allowance for doubtful accounts of $48,089 and $49,094 as of June 30, 2017 and 2018, respectively	4	246,552	275,216
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $8,660 and $9,929 as of June 30, 2017 and 2018, respectively	5	162,096	161,012
Other receivables, net of allowance for doubtful accounts of $1,448 and $4,946 as of June 30, 2017 and 2018, respectively		20,036	30,467
Advances to suppliers		9,964	9,685
Amounts due from related parties	20	34,142	33,678
Inventories	3	45,660	58,074
Prepaid expenses		619	713
Income tax recoverable		5,169	6,712
Deferred tax assets	18	7,730	-
Total current assets		865,356	1,000,898

Non-current assets:
Restricted cash		522	1,401
Property, plant and equipment, net	6	80,529	80,210
Prepaid land leases	7	10,206	10,172
Intangible assets, net	8	1,928	3,186
Investments in equity investees	10	47,242	53,389
Investments in cost investees	10	4,024	4,195
Goodwill	9	47,326	48,359
Deferred tax assets	18	1,121	8,318
Total non-current assets		192,898	209,230

Total assets		1,058,254	$1,210,128

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities (including amounts of the VIE without recourse to the primary beneficiary of $14,051 and $19,234 as of June 30, 2017 and 2018, respectively):	1
Derivative financial liability	14	$487	$412
Short-term bank loans	12	8,121	2,865
Current portion of long-term loans	13	420	350
Accounts payable		122,714	129,477
Construction costs payable		383	304
Deferred revenue		107,407	137,692
Accrued payroll and related expenses		13,600	14,299
Income tax payable		3,371	3,746
Warranty liabilities	11	5,386	5,622
Other tax payables		10,488	7,801
Accrued liabilities		23,950	25,133
Amounts due to related parties	20	2,301	5,353
Deferred tax liabilities	18	4,350	-
Total current liabilities		302,978	333,054

Accrued liabilities		2,220	2,410
Long-term loans	13	20,581	20,709
Deferred tax liabilities	18	6,689	9,366
Warranty liabilities	11	2,246	2,236
Total non-current liabilities		31,736	34,721

Total liabilities		334,714	367,775

Commitments and contingencies	21	-	-

Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 60,342,099 shares issued and outstanding as of June 30, 2017 and 2018, respectively	15	60	60
Additional paid-in capital		222,189	223,396
Statutory reserves		41,130	45,970
Retained earnings		482,999	578,079
Accumulated other comprehensive income		(22,859)	(5,453)
Total Hollysys Automation Technologies Ltd. stockholders’ equity		723,519	842,052

Non-controlling interest		21	301
Total equity		723,540	842,353

Total liabilities and equity		$1,058,254	$1,210,128

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In US dollars thousands except for number of shares and per share data)

		Year ended June 30,
	Notes	2016	2017	2018
Net revenues
Integrated contract revenue (including revenue from related parties of $3,871, $2,442 and $996 for the years ended June 30, 2016, 2017 and 2018, respectively)		$477,790	$385,500	$466,461
Product sales (including revenue from related parties of $868, $9,447 and $10,834 for the years ended June 30, 2016, 2017 and 2018, respectively)		54,546	32,665	40,233
Revenue from services		11,989	13,778	34,074
Total net revenues		544,325	431,943	540,768

Costs of integrated contracts (including purchases from related parties of $22, $762 and $88 for the years ended June 30, 2016, 2017 and 2018, respectively)		310,545	277,476	314,233
Costs of products sold (including purchases from related parties of $370, $24 and $5 for the years ended June 30, 2016, 2017 and 2018, respectively)		24,023	9,971	10,770
Costs of services rendered		4,031	4,025	9,885
Gross profit		205,726	140,471	205,880

Operating expenses
Selling (including expenses from related parties of $517, nil and nil for the years ended June 30, 2016, 2017 and 2018, respectively)		25,637	24,412	27,158
General and administrative		45,832	44,297	46,323
Goodwill impairment charge		-	11,211	-
Research and development		36,564	30,109	36,605
VAT refunds and government subsidies		(22,890)	(29,828)	(24,450)
Total operating expenses		85,143	80,201	85,636

Income from operations		120,583	60,270	120,244

Other income, net (including other income from related parties of $40, $602 and $731 for the years ended June 30, 2016, 2017 and 2018, respectively)		4,061	1,722	4,349
Foreign exchange loss		(299)	(135)	(1,099)
Gains on deconsolidation of the Company’s interests in Beijing Hollycon Electronic Technology Co., Ltd (“Hollycon”)		-	14,514	-
Gains on disposal of a subsidiary		-	628	-
Share of net income (loss) of equity investees		7,834	3,607	(1,571)
Interest income		5,858	3,687	7,318
Interest expenses		(1,404)	(938)	(692)
Dividend income from a cost investee		1,109	-	1,093
Income before income taxes		137,742	83,355	129,642

Income tax expenses	18	14,238	14,386	22,205
Net income		123,504	68,969	107,437

Less: net income attributable to non-controlling interests		5,033	25	276
Net income attributable to Hollysys Automation Technologies Ltd.		$118,471	$68,944	$107,161

Other comprehensive income, net of tax of nil
Translation adjustments		$(48,841)	$(14,428)	$17,410
Comprehensive income		74,663	54,541	124,847

Less: comprehensive income attributable to non-controlling interests		2,244	(11)	280
Comprehensive income attributable to Hollysys Automation Technologies Ltd.		72,419	54,552	124,567

Net income per ordinary share:
Basic	19	$2.00	$1.15	$1.77
Diluted	19	$1.97	$1.14	$1.75

Shares used in income per share computation:
Weighted average number of ordinary shares		59,170,050	60,189,004	60,434,019
Weighted average number of diluted ordinary shares		60,611,456	61,011,510	61,248,565

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars thousands)

	Year ended June 30,
	2016	2017	2018
Cash flows from operating activities:
Net income	$123,504	$68,969	$107,437
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	6,266	8,752	8,217
Amortization of prepaid land leases	281	261	270
Amortization of intangible assets	818	623	801
Allowance for doubtful accounts	10,918	9,760	8,033
Loss (gain) on disposal of long-lived assets	224	596	(2,053)
Impairment loss on property, plant and equipment	-	361	-
Goodwill impairment charge	-	11,211	-
Share of net (income) loss of equity investees	(7,834)	(3,607)	1,571
Gains on deconsolidation of the Company’s interests in HollyCon	-	(14,514)	-
Gain on disposal of a subsidiary	-	(628)	-
Share-based compensation expenses	3,860	464	1,207
Deferred income tax (benefit) expenses	(462)	2,133	(1,525)
Acquisition-related consideration fair value adjustments	(1,745)	-	-
Accretion of convertible bond	230	230	230
Fair value adjustments of a bifurcated derivative	93	89	(75)
Changes in operating assets and liabilities:
Accounts receivable	(16,413)	(23,441)	(28,283)
Costs and estimated earnings in excess of billings	(36,971)	21,945	1,817
Inventories	(4,607)	(10,701)	(11,429)
Advances to suppliers	2,497	881	232
Other receivables	(2,481)	(6,767)	(9,973)
Deposits and other assets	(674)	(12,698)	19,389
Due from related parties	8,226	(6,819)	1,286
Accounts payable	8,272	23,563	4,113
Deferred revenue	(47,637)	28,168	28,150
Accruals and other payables	5,015	(21,013)	(3,163)
Due to related parties	351	801	3,023
Income tax payable	(4,558)	(1,779)	(1,124)
Other tax payables	(436)	(7,027)	(2,959)
Net cash provided by operating activities	$46,737	$69,813	$125,192

Cash flows from investing activities:
Time deposits placed with banks	(107,118)	(154,810)	(179,194)
Purchases of property, plant and equipment	(7,887)	(3,711)	(2,304)
Maturity of time deposits	112,013	89,262	137,839
Proceeds from disposal of property, plant and equipment	74	64	376
Investment of equity/cost investees	-	(2,654)	(5,882)
Net cash reduced upon deconsolidation of a subsidiary	-	(16,140)	-
Acquisition of a subsidiary, net of cash acquired	-	(1,652)	(583)
Return of investment from a cost investee	-	88	-
Proceeds from sale of shares of a subsidiary	464	-	-
Net cash used in investing activities	$(2,454)	$(89,553)	$(49,748)

Cash flows from financing activities:
Proceeds from short-term bank loans	4,138	10,061	5,942
Repayments of short-term bank loans	(17,020)	(4,932)	(11,334)
Proceeds from long-term bank loans	2,606	461	984
Repayments of long-term bank loans	(9,681)	(7,350)	(548)
Proceeds from exercise of options	5,441	6,322	-
Payment of dividends	-	(11,975)	(7,241)
Proceeds from issuance of shares of a subsidiary	7,736	-	-
Net cash used in financing activities	$(6,780)	$(7,413)	$(12,197)

Effect of foreign exchange rate changes	(16,242)	(4,302)	4,788
Net increase (decrease) in cash and cash equivalents	$21,261	$(31,455)	$68,035

Cash and cash equivalents, beginning of year	207,834	229,095	197,640
Cash and cash equivalents, end of year	$229,095	$197,640	$265,675

Supplementary disclosures of cash flow information:
Cash paid during the year for:
Interest	$1,048	$727	$462
Income tax	$19,099	$13,918	$24,896

Supplementary disclosures of significant non-cash transactions:
Acquisition of property, plant and equipment included in construction costs payable and accrued liabilities	$4,439	$7,266	$4,374
Issuance of ordinary shares as purchase consideration in connection with the acquisition of Bond Group	$13,336	$-	$-

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In US dollars thousands except for number of shares)

	Ordinary shares			Additional paid-in capital	Statutory reserves	Retained earnings	Accumulated other comprehensive income	Total Hollysys Automation Technologies Ltd. stockholders’ equity	Non-controlling interest	Total equity
	Shares	Amount
Balance at June 30, 2015	58,358,521	$58		$192,768	$30,248	$318,441	$37,585	$579,100	$6,285	$585,385
Share-based compensation	-	-		3,860	-	-	-	3,860	-	3,860
Issuance of ordinary shares upon exercise of options	612,000	1	*	5,440	-	-	-	5,441	-	5,441
Issuance of Incentive Shares and Premium Shares for Bond Group	627,578	1	*	13,335	-	-	-	13,336	-	13,336
Net income for the year	-	-		-	-	118,471	-	118,471	5,033	123,504
Appropriations to statutory reserves	-	-		-	6,285	(6,285)	-	-	-	-
Translation adjustments	-	-		-	-	-	(46,052)	(46,052)	(2,789)	(48,841)
Balance at June 30, 2016	59,598,099	$60		$215,403	$36,533	$430,627	$(8,467)	$674,156	$8,529	$682,685

Share-based compensation	-	-		464	-	-	-	464	-	464
Issuance of ordinary shares upon exercise of options	744,000	-		6,322	-	-	-	6,322	-	6,322
Net income for the year	-	-		-	-	68,944	-	68,944	25	68,969
Appropriations to statutory reserves	-	-		-	4,993	(4,993)	-	-	-	-
Dividend paid	-	-		-	-	(11,975)	-	(11,975)	-	(11,975)
Deconsolidation of a subsidiary	-	-		-	(396)	396	-	-	(8,497)	(8,497)
Translation adjustments	-	-		-	-	-	(14,392)	(14,392)	(36)	(14,428)
Balance at June 30, 2017	60,342,099	$60		$222,189	$41,130	$482,999	$(22,859)	$723,519	$21	$723,540

Share-based compensation	-	-		1,207	-	-	-	1,207	-	1,207
Net income for the year	-	-		-	-	107,161	-	107,161	276	107,437
Appropriations to statutory reserves	-	-		-	4,840	(4,840)	-	-	-	-
Dividend paid	-	-		-	-	(7,241)	-	(7,241)	-	(7,241)
Translation adjustments	-	-		-	-	-	17,406	17,406	4	17,410
Balance at June 30, 2018	60,342,099	$60		$223,396	$45,970	$578,079	$(5,453)	$842,052	$301	$842,353

* The share capital increase for the issuance of ordinary shares upon exercise of options, restricted share and Incentive and Premium Shares for Bond are less than $1.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018

(Amounts in thousands except for number of shares and per share data)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -	ORGANIZATION AND BUSINESS BACKGROUND

Hollysys Automation Technologies Ltd. (“Hollysys” or the “Company”) was established under the laws of the British Virgin Islands (“BVI”) on February 6, 2006.

As of June 30, 2018, the Company had subsidiaries incorporated in countries and jurisdictions including the People’s Republic of China (“PRC”), Singapore, Malaysia, Macau, Hong Kong, BVI, India, Qatar and Indonesia.

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

The carrying amounts and classifications of the assets and liabilities of the VIE are as follows:

	June 30,
	2017	2018

Current assets	$14,331	$25,209
Non-current assets	239	299
Total assets	14,570	25,508

Current liabilities	$14,178	$19,533
Total liabilities	14,178	19,533

	Year ended June 30,
	2017	2018

Revenue	$6,914	$42,287
Cost of revenue	5,753	35,353
Net profit	494	5,521
Net cash provided by (used in) operating activities	8,721	(2,947)
Net cash used in investing activities	(216)	(184)
Net cash provided by financing activities	$-	$-

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

(Amounts in thousands except for number of shares and per share data)

As of June 30, 2018, the current assets of the VIE included amounts due from subsidiaries of the Group amounting to $5,443 (June 30, 2017: $1,629), and the current liabilities of the VIE included amounts due to subsidiaries of the Group amounting to $299 (June 30, 2017: $127), which were all eliminated upon consolidation by the Company. Creditors of the VIE do not have recourse to the general credit of the Company for the liabilities of the VIE. The Company is obligated to absorb the VIE’s expected losses and to provide financial support to the VIE if required. For the years ended June 30, 2017 and 2018, the Company has not provided financial support other than that which it was contractually required to provide. The Company believes that there are no assets of the VIE that can be used only to settle obligations of the VIE.

In July 2017, Bond Corporation Pte. Ltd (“BCPL”), a wholly-owned Singapore subsidiary of the Company, and a Malaysian citizen (the “Trustee”) entered into a trust deed, under which, 49.1% of BCPL’s equity interests in Bond M & E Sdn. Bhd. (“BMJB”), a Malaysian company, which previously was a 100% subsidiary of BCPL, was transferred to the Trustee. According to the trust deed, all of the beneficial interests in BMJB belong to BCPL and the Trustee shall hold the legal title of the transferred shares on trust for and act on behalf of BCPL absolutely. Any dividend, interest and other benefits received or receivable by the Trustee will be transferred to BCPL. The Trustee shall exercise the managerial rights and voting power in a manner directed by a prior written notice from BCPL. The Trustee shall be obligated to vote in the same manner as BCPL in the absence of any written notice. In addition, an undated Form of Transfer of Securities with the transferee’s name left blank was duly executed by the Trustee and delivered to BCPL. Therefore, BCPL can transfer the 49.1% of equity interests to any party at any time without further approval by the Trustee. Accordingly, the Company believes it holds all beneficial rights, obligation and the power of the 100% equity interest in BMJB, and therefore consolidates 100% of equity interests in BMJB into its financial statements.

The Company, its subsidiaries and the VIE, (collectively the “Group”) are principally engaged in the manufacture, sale and provision of integrated automation systems and services, mechanical and electrical solution services and installation services in the PRC, Southeast Asia and the Middle East.

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

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management evaluates estimates, including those related to the expected total costs of integrated contracts, expected gross margins of integrated solution contracts, allowance for doubtful accounts, fair values of share options, fair value of bifurcated derivative, fair value of retained non-controlling investment in the former subsidiary, warranties, purchase price allocation with respect to business combinations, valuation allowance of deferred tax assets and impairment of goodwill and other long-lived assets. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ materially from those estimates.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

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

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

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

Time deposits with original maturities over three months

Time deposits with original maturities over three months consist of deposits placed with financial institutions with original maturity terms from four months to one year. As of June 30, 2018, $133,723, $4,249, and $1,461 of time deposits with original maturities over three months were placed in financial institutions in the PRC, Singapore, and Malaysia, respectively. As of June 30, 2017, $80,507, $11,690, $3,935 and $82 of time deposits with original maturities over three months were placed in financial institutions in the PRC, Singapore, Malaysia and India, respectively.

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

The Company reviews and updates the estimated total costs of integrated solutions contracts at least annually. The Company accounts for revisions to contract revenue and estimated total costs of integrated solution contracts, including the impact due to approved change orders, in the period in which the facts that cause the revision become known as changes in estimates. Unapproved change orders are considered claims. Claims are recognized only when it has been awarded by customers. During the years ended June 30, 2016, 2017 and 2018, the Company did not recognize any revenue related to claims. Excluding the impact of change orders, if the estimated total costs of integrated solution contracts, which were revised during the years ended June 30, 2016, 2017 and 2018, had been used as a basis of recognition of integrated contract revenue since the contract commencement, net income for the years ended June 30, 2016, 2017 and 2018 would have been decreased by $30,270, $12,062, and $10,466 respectively; basic net income per share for years ended June 30, 2016, 2017 and 2018 would have been decreased by $0.51, $0.20, and $0.17, respectively; and diluted net income per share for the years ended June 30, 2016, 2017 and 2018, would have decreased by $0.50, $0.20, and $0.17, respectively. Revisions to the estimated total costs for the years ended June 30, 2016, 2017 and 2018 were made in the ordinary course of business.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

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

Service rendered

The Company has in recent years extended its service offerings as described below. The Company mainly provides two types of services:

Revenue from one-off services: the Company provides different types of one-off services, which are generally completed on customers’ site. Revenue is recognized when the Company has completed all the respective services described in the contracts, there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured.

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

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

(Amounts in thousands except for number of shares and per share data)

Accounts receivable and costs and estimated earnings in excess of billings

Performance of the integrated contracts will often extend over long periods and the Company’s right to receive payments depends on its performance in accordance with the contractual agreements. There are different billing practices in the PRC, overseas operating subsidiaries and the VIE (Concord and Bond Groups). For the Company’s PRC subsidiaries, billings are issued based on milestones specified in contracts negotiated with customers. In general, there are four milestones: 1) project commencement, 2) system manufacturing and delivery, 3) installation, trial-run and customer acceptance, and 4) expiration of the warranty period. The amounts to be billed at each milestone are specified in the contract. All contracts have the first milestone, but not all contracts require prepayments. The length of each interval between two continuous billings under an integrated contract varies depending on the duration of the contract (under certain contracts, the interval lasts more than a year) and the last billing to be issued for an integrated solution contract is scheduled at the end of a warranty period. For Concord and Bond Groups, billing claims rendered are subject to the further approval and certification of the customers or their designated consultants. Payments are made to Concord or Bond Groups based on the certified billings according to the payment terms mutually agreed between the customers and Concord or Bond Groups. Certain amounts are retained by the customer and payable to Concord and Bond Groups upon satisfaction of final quality inspection or at the end of the warranty period. The retained amounts which were recorded as accounts receivable were $12,838 and $18,203 for the two years ended June 30, 2017 and 2018, respectively. Prepayments received are recorded as deferred revenue. The deferred revenue will be recognized as revenue under the percentage of completion method along with the progress of a contract.

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

Inventories

Inventories are composed of raw materials, work in progress, purchased and manufactured finished goods and low value consumables. Inventories are stated at the lower of cost and net realizable value. The Company elected to use weighted average cost method as inventory costing method.

The Company assesses the lower of cost and net realizable value for non-saleable, excess or obsolete inventories based on its periodic review of inventory quantities on hand and the latest forecasts of product demand and production requirements from its customers. The Company writes down inventories for non-saleable, excess or obsolete raw materials, work-in-process and finished goods by charging such write-downs to cost of integrated contracts and/or costs of products sold.

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

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

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

Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and any impairment. Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets are amortized using a straight-line method.

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

The Company’s goodwill outstanding at June 30, 2018 was related to the acquisitions of Concord Group, Bond Group, and Beijing Hollysys Industrial Software Company Ltd (“Hollysys Industrial Software”), which was 100% acquired by a subsidiary of the Company in July 2017 with a cash consideration of approximately $2,380.

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

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

(Amounts in thousands except for number of shares and per share data)

The Company elected to assess goodwill for impairment using the two-step process for Concord Group for the years ended June 30, 2017 and 2018, with assistances from a third-party appraiser. Concord Group’s management judgment is involved in determining these estimates and assumptions, and actual results may differ from those used in valuations. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit which could trigger future impairment. The judgment in estimating the fair value of reporting units includes forecasts of future cash flows, which are based on management’s best estimate of future revenue, gross profit, operating expenses growth rates, future capital expenditure and working capital level, as well as discount rate determined by Weighted Average Cost of Capital approach and the selection of comparable companies operating in similar businesses. The Company also reviewed marketplace and/or historical data to assess the reasonableness of assumptions such as discount rate and working capital level.

The carrying amount of Concord Group exceeded its fair value as of June 30, 2017, and a goodwill impairment charge of $11,211 was recorded in the statement of comprehensive income for the year ended June 30, 2017 based on the second step testing result.

The fair value of Concord Group exceeded its carrying amount (net of accumulated impairment charges) as of June 30, 2018 based on the first step testing result, and the Company concluded no additional goodwill impairment charge was needed for the year ended June 30, 2018.

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

The Company also performed qualitative assessments with respect to Bond Group and Hollysys Industrial Software, to determine if it is more likely than not that the fair values of Bond Group and Hollysys Industrial Software are less than their carrying amounts. By identifying the most relevant drivers of fair value and significant events, and weighing the identified factors, the Company concluded that there was no impairment loss on goodwill related to Bond Group as of June 30, 2017 and 2018, or related to Hollysys Industrial Software as of June 30, 2018.

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

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

(Amounts in thousands except for number of shares and per share data)

Shipping and handling costs

All shipping and handling fees charged to customers are included in net revenue. Shipping and handling costs incurred are included in cost of integrated contracts and/or costs of products sold as appropriate.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate. The Company adopted ASU 2015-17 on July 1, 2017 on a prospective basis. As a result, current portion of deferred income tax liabilities and assets have been reclassified to noncurrent liabilities and assets. Prior periods were not retrospectively adjusted and all future adjustments will be reported as noncurrent.

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

VAT refunds and government subsidies

Pursuant to the laws and regulations of the PRC, the Company remits 17% of its sales as valued added tax (“VAT”), and then is entitled to a refund of the portion that the Company’s actual VAT burden exceeding 3% levied on all sales containing internally developed software products. VAT refunds are recognized in the statements of comprehensive income when cash refunds or the necessary approval from the tax authority has been received. Certain subsidiaries of the Company located in the PRC receive government subsidies from local PRC government agencies. Government subsidies are recognized in the statement of comprehensive income when the attached conditions have been met. Government grants received for the years ended June 30, 2016, 2017 and 2018 amounted to $6,085, $10,238 and $5,931, respectively, of which $2,886, $12,885 and $4,784 were included as a credit to operating expenses in the statements of comprehensive income for the years ended June 30, 2016, 2017 and 2018, respectively.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

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

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

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

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

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

Concentration of risks

Concentration of credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, time deposits with original maturities over three months, restricted cash, accounts receivable, other receivables and amounts due from related parties. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet date. As of June 30, 2018, substantially all of the Company’s cash and cash equivalents and time deposits with original maturities exceeding three months were managed by financial institutions located in the PRC, Singapore, Malaysia and Dubai, which management believes are of high credit quality. Accounts receivable, other receivables and amounts due from related parties are typically unsecured and the risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

The Company has no customer that individually comprised 10% or more of the outstanding balance of accounts receivable as of June 30, 2017 and 2018, respectively.

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

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

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

Concentration of foreign currency exchange rate risk

The Company’s exposure to foreign currency exchange rate risk primarily relates to monetary assets or liabilities held in foreign currencies. Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to USD, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. The exchange rate floating bands will remain the same as previously announced in the inter-bank foreign exchange market. The appreciation of the US dollars against RMB was approximately 8.68% and 2.07% for the years ended June 30, 2016 and 2017, respectively. The depreciation of the US dollars against RMB was approximately 2.32% for the years ended June 30, 2018. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position, and the value of its shares in US dollars. An appreciation of US dollar against the RMB would result in foreign currency translation losses when translating the net assets of the Company from RMB into US dollar.

For the years ended June 30, 2016, 2017 and 2018, the net foreign currency translation (losses) gains resulting from the translation of RMB, SGD and other functional currencies to the U.S. dollar reporting currency recorded in other comprehensive income was $(48,841), $(14,428), and $17,410, respectively.

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue from Contracts with Customers, (“ASU 2014-09”). ASU 2014-09 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied. ASU 2014-09 will be effective for the Company’s fiscal year beginning July 1, 2018 and subsequent interim periods. The Company has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of applying this ASU recognized at the date of initial application.

Subsequent to the issuance of ASU 2014-09, the FASB has issued several ASUs such as ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, and ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients among others. These ASUs will have the same effective date and transition requirements as ASU 2014-09. All guidance is collectively referred to as Accounting Standard Codification (“ASC”) 606.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

(Amounts in thousands except for number of shares and per share data)

The Company will adopt the new standard on July 1, 2018 using the modified retrospective approach, which requires the recognition of a cumulative-effect adjustment to retained earnings as of the date of adoption, and will apply the adoption only to contracts not completed as of July 1, 2018. As part of the implementation of ASC 606, the Company is performing an assessment, including identifying revenue streams within the scope of ASC 606, analyzing contracts and reviewing potential changes to its existing revenue recognition accounting policies. The Company has not yet completed its assessment.

A significant portion of our contracts is related to the provision of integrated solution services, the revenues from which is currently recognized under the percentage of completion method using the cost-to-cost measurement. To date, our assessment of such contracts with customers under the new revenue standard continues supports the recognition of revenue over time using the current method. As such, we expect to retain the same accounting treatment used to recognize revenue under current standard.

The adoption of the new revenue standard will not affect the recognition for product sales, which are currently recognized upon the transfer to control, typically upon delivery when all other revenue recognition criteria are met.

The Company’s one-off service revenues are currently recognized based on the completed contract method, when the Company has completed all the respective service deliverables in the contracts. Under the new standard, the Company expects to recognize revenue primarily on an “over time” basis for such contracts by using cost inputs to measure the progress towards the completion of the performance obligation as the customer simultaneously receives and consumes the services or because of continuous transfer of control of asset to the customer as it’s created or enhanced. Therefore, the impact from adoption will primarily be associated with certain service contracts outstanding at June 30, 2018 accounted for under the completed contract method, which will be generally recognized earlier under this new guidance and result in a cumulative effect adjustment to retained earnings as of July 1, 2018.

Currently, revenues are presented net of taxes collected on behalf of the government. The Company elects to retain the same accounting treatment under the new standard. In addition, the Company also expects that that adoption of the new revenue standard will significantly expand its financial statement disclosures requirement.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10) (“ASU 2016-01”). The amendments require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instruments-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. This updated guidance is effective for the annual period beginning after December 15, 2017, including interim periods within the year. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

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

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

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

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force) (“ASU2016-18”). ASU 2016-18 requires amounts generally described as restricted cash and restricted cash equivalents to be included with cash and cash equivalents when reconciling the total beginning and ending amounts for the periods shown on the statement of cash flows. The guidance is effective for public companies for annual periods beginning after December 15, 2017, and interim periods within those annual periods. Early adoption is permitted, including adoption in an interim period. The guidance should be applied using a retrospective transition method for each period presented. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying Definition of a Business ("ASU 2017-01"). ASU 2017-01 clarifies the framework for determining whether an integrated set of assets and activities meets the definition of a business. The revised framework establishes a screen for determining whether an integrated set of assets and activities is a business and narrows the definition of a business, which is expected to result in fewer transactions being accounted for as business combinations. Acquisitions of integrated sets of assets and activities that do not meet the definition of a business are accounted for as asset acquisitions. This update is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for transactions that have not been reported in previously issued (or available to be issued) financial statements. The Company does not believe this standard will have a material impact on the results of operations or financial condition.

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

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

(Amounts in thousands except for number of shares and per share data)

NOTE 3 -	INVENTORIES

Components of inventories are as follows:

	June 30,
	2017	2018

Raw materials	$15,781	$19,047
Work in progress	19,525	26,425
Finished goods	10,354	12,602

	$45,660	$58,074

NOTE 4 -	ACCOUNTS RECEIVABLE

	June 30,
	2017	2018

Accounts receivable	$294,641	$324,310
Allowance for doubtful accounts	(48,089)	(49,094)

	$246,552	$275,216

The movements in allowance for doubtful accounts are as follows:

	June 30,
	2016	2017	2018

Balance at the beginning of year	$34,259	$42,471	$48,089
Additions	12,000	7,400	3,407
Deconsolidation of a subsidiary	-	(160)	-
Written off	(714)	(784)	(3,527)
Translation adjustment	(3,074)	(838)	1,125

Balance at the end of year	$42,471	$48,089	$49,094

NOTE 5 -	COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS

	June 30,
	2017	2018

Contracts costs incurred plus estimated earnings	$810,327	$954,786
Less: Progress billings	(639,571)	(783,845)

Cost and estimated earnings in excess of billings	170,756	170,941

Less: Allowance for doubtful accounts	(8,660)	(9,929)

	$162,096	$161,012

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

(Amounts in thousands except for number of shares and per share data)

The movements in allowance for doubtful accounts are as follows:

	June 30,
	2016	2017	2018

Balance at the beginning of year	$8,850	$6,383	$8,660
Additions	(1,823)	2,404	1,038
Translation adjustment	(644)	(127)	231

Balance at the end of the year	$6,383	$8,660	$9,929

NOTE 6 -	PROPERTY, PLANT AND EQUIPMENT

A summary of property, plant and equipment is as follows:

	June 30,
	2017	2018

Buildings	$70,029	$72,257
Machinery	10,892	14,070
Software	10,004	11,892
Vehicles	4,378	4,717
Electronic and other equipment	29,321	31,310
Construction in progress	4,113	1,824
	$128,737	$136,070

Less: Accumulated depreciation and impairment	(48,208)	(55,860)

	$80,529	$80,210

Buildings with a total carrying value of $991 and nil were pledged to secure short-term bank loans (note 12) as of June 30, 2017 and 2018, respectively.

Buildings with a total carrying value of $3,209 and $3,121 were pledged to secure lines of credits from various banks in the Singapore and Malaysia as of June 30, 2017 and 2018, respectively.

Buildings and vehicles with a total carrying value of $1,703 and $2,870 were pledged to secure long-term bank loans as of June 30, 2017 and 2018, respectively (note 13).

Construction in progress consists of capital expenditures and capitalized interest charges related to the construction of facilities and assembly line projects and the expenditures related to the Company’s information system constructions.

The depreciation expenses for the years ended June 30, 2016, 2017 and 2018 were $6,266, $8,752 and $8,217, respectively.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

(Amounts in thousands except for number of shares and per share data)

Assets leased to others under operating leases

The Company has entered into operating lease contracts related to certain buildings owned with the carrying amount as shown below:

	June 30,
	2017	2018

Buildings leased to others - at original cost	$13,925	$14,255
Less: accumulated depreciation	(4,261)	(4,714)
Buildings leased to others - net	$9,664	$9,541

NOTE 7 -	PREPAID LAND LEASES

A summary of prepaid land leases is as follows:

	June 30,
	2017	2018

Prepaid land leases	$12,335	$12,611
Less: Accumulated amortization	(2,129)	(2,439)

	$10,206	$10,172

The amortization for the years ended June 30, 2016, 2017 and 2018 were $281, $261 and $270, respectively.

The annual amortization of prepaid land leases for each of the five succeeding years is as follows:

Year ending June 30,
2019	$267
2020	267
2021	267
2022	267
2023	267

$1,335

NOTE 8 -	INTANGIBLE ASSETS, NET

	June 30,
	2017			2018
	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value

Customer relationships	$3,086	(2,811)	275	$3,114	(3,114)	-
Patents and copyrights	1,695	(42)	1,653	3,752	(566)	3,186

	$4,781	(2,853)	1,928	$6,866	(3,680)	3,186

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

(Amounts in thousands except for number of shares and per share data)

The customer relationships and order backlog were related to the acquisition of Concord and Bond Groups, which were acquired on July 1, 2011 and April 1, 2013, respectively. The amortization for the years ended June 30, 2016, 2017 and 2018 were $818, $623 and $279, respectively.

Upon acquisition of 100% of Hollysys Industrial Software in July 2017, the Company recognized $2,071 patents and copyrights based on the fair value measurement result. The amortization of patents and copyrights related to the acquisition of Hollysys Industrial Software for the year ended June 30, 2018 was $319.

The annual amortization expense relating to the existing intangible assets for the five succeeding years is as follow:

Year ending June 30,
2019	$491
2020	491
2021	491
2022	491
2023	491
$2,455

NOTE 9 -	GOODWILL

The changes in the carrying amount of goodwill are as follows:

	June 30,
	2017	2018

Balance at beginning of year	$59,847	$47,326
Goodwill upon acquisition	-	607
Goodwill impairment charge	(11,211)	-
Translation adjustment	(1,310)	426

Balance at the end of year	$47,326	$48,359

Concord Group, as a component of the M&E operating segment, is considered to be a reporting unit for goodwill impairment purposes as Concord Group constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of Concord Group. The amount of goodwill allocated to Concord Group was $24,595 and $24,817 as of June 30, 2017 and 2018, respectively, before any impairment charges. The Company engaged an independent third-party appraiser to assist in the goodwill impairment test. For the year ended June 30, 2017, the Company concluded that the carrying amount of Concord Group exceeded its fair value and recorded a goodwill impairment charge of $11,211 under the caption of “Goodwill impairment charge” in the statement of comprehensive income as a result of lower profitability levels resulting from increased competition and changes in market. For the year ended June 30, 2018, the Company’s step one impairment test indicated that the carrying amount of Concord Group does not exceed its fair value and no impairment of goodwill was noted. Based on the testing results, the amount of goodwill allocated to Concord Group after impairment was $11,488 and $11,592 as of June 30, 2017 and 2018.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

(Amounts in thousands except for number of shares and per share data)

Estimating the fair value of Concord Group requires the Company to make assumptions and estimates regarding its future plans, market share, industry and economic conditions of the various geographical areas in which it operates which includes Singapore, Malaysia and the Middle East. In applying the discounted cash flow approach, key assumptions include the amount and timing of future expected cash flows, terminal value growth rates and appropriate discount rates. The Company estimates future expected cash flows for each geographical area in which it operates and calculates the net present value of those estimated cash flows using risk adjusted discount rates ranging from 12.7% to 16.0% (2017: 12.7% to 16.9%) and a terminal value growth rate was 2% (2017: 2%). If the discount rates adopted in 2018 increased or decreased by 1%, the fair value of Concord Group would decrease or increase by $1,672 and $1,980, respectively. If the terminal value growth rates adopted in 2018 increased or decreased by 1%, the fair value of Concord Group would increase or decrease by $808 and $697, respectively.

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

NOTE 10 -	INVESTMENTS IN EQUITY AND COST INVESTEES

The following long-term investments were accounted for under either the equity method or the cost method as indicated:

June 30, 2017	Interest held	Long-term investment, at cost, less impairment	Share of undistributed profits	Advance to investee company	Total

Equity method
Beijing Hollycon Medicine & Technology Co., Ltd.	30.00%	$22,737	1,773	-	24,510
China Techenergy Co., Ltd.	40.00%	8,847	2,503	43	11,393
Beijing Hollysys Electric Motor Co., Ltd.	40.00%	781	4,262	-	5,043
Beijing IPE Biotechnology Co., Ltd.	22.02%	1,454	2,241	-	3,695
Shenzhen HollySys Intelligent Technologies Co., Ltd.	60.00%	2,654	(159)	-	2,495
Southcon Development Sdn Bhd.	30.00%	210	(104)	-	106
Beijing Hollysys Machine Automation Co., Ltd.	30.00%	442	(442)	-	-
		$37,125	10,074	43	47,242

Cost method
Shenhua Hollysys Information Technology Co., Ltd.	20.00%	$2,338	-	-	2,338
Heilongjiang Ruixing Technology Co., Ltd.	6.00%	1,598	-	-	1,598
Zhejiang Sanxin Technology Co., Ltd.	6.00%	88	-	-	88
Zhongjijing Investment Consulting Co., Ltd.	5.00%	-	-	-	-
		$4,024	-	-	4,024

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

(Amounts in thousands except for number of shares and per share data)

June 30, 2018	Interest held	Long-term investment, at cost, less impairment	Share of undistributed profits	Advance to investee company	Total

Equity method
Beijing Hollycon Medicine & Technology Co., Ltd.	30.00%	$23,276	3,091	-	26,367
China Techenergy Co., Ltd.	40.00%	9,057	3,642	45	12,744
Beijing Hollysys Electric Motor Co., Ltd.	40.00%	799	4,757	-	5,556
Beijing IPE Biotechnology Co., Ltd.	22.02%	1,489	2,162	-	3,651
Beijing Hollysys Digital Technology Co.,Ltd.	25.00%	3,729	(192)	-	3,537
Shenzhen HollySys Intelligent Technologies Co., Ltd.	60.00%	2,717	(1,445)	-	1,272
Beijing AIRmaker Technology Co., Ltd.	20.00%	151	-	-	151
Southcon Development Sdn Bhd.	30.00%	223	(112)	-	111
Beijing Hollysys Machine Automation Co., Ltd.	30.00%	453	(453)	-	-
Beijing Jing Yi Intelligent Technologies Innovation Center Co., Ltd.	46.00%	-	-	-	-
Ningbo Hollysys Intelligent Technologies Co., Ltd.	40.00%	-	-	-	-
		$41,894	11,450	45	53,389

Cost method
Shenhua Hollysys Information Technology Co., Ltd.	20.00%	$2,393	-	-	2,393
Heilongjiang Ruixing Technology Co., Ltd.	6.00%	1,636	-	-	1,636
Zhejiang Sanxin Technology Co., Ltd.	6.00%	91	-	-	91
Beijing Hetaitong Technologies Co., Ltd.	10.00%	75	-	-	75
Zhongjijing Investment Consulting Co., Ltd.	5.00%	-	-	-	-
Qingdao Lanjing Technology Co., Ltd.	10.00%	-	-	-	-
		$4,195	-	-	4,195

In July 2016, Beijing Hollycon Medicine& Technology. Co., Ltd. (“Hollycon”), previously one of the Company’s subsidiaries, issued new shares for an aggregate cash consideration of $30,943 to two new third party investors. At the same time, the Company disposed 0.6% of its equity interest in Hollycon for cash consideration of $464. These two transactions resulted in dilution of the Company’s equity interest in Hollycon from 51% to 30%. According to the revised article of association, Hollycon will be managed by a board of directors comprising of a total 5 members, of which, the Company can appoint two directors while the other three shareholders can appoint one director each. The Company can also appoint the chairman of the board. All major management and operation decision need be approved by the board and requires approval by at least 2/3 of board directors. Profits is allocated to shareholders based on the percentage of respective initial investment. The Company lost control over Hollycon upon the completion of the two transactions set out above, but maintained significant influence over Hollycon, and accounted for the investment in Hollycon under equity method. Upon the deconsolidation date, the Company recorded the retained non-controlling equity investee at fair value of $22,737 and recognized a gain of $14,514. The fair value of retained non-controlling interest in Hollycon was measured using a discounted cash flow approach. Key estimates and assumptions include the amount and timing of future expected cash flows, terminal value growth rates, and discount rate.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

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

In August 2017, the Company acquired 25% of equity interest in Beijing Hollysys Digital Technology Co., Ltd (“Digital Technology”), a third party managed by a board of directors comprising of a total 7 members, of which, the Company can appoint two directors. All major management and operation decisions should be approved by at least 50% of the directors. The Company believed it has significant influence over Digital Technology, and therefore accounted for the investment in Digital Technology under equity method.

In October 2017, Beijing Jing Yi Intelligent Technologies Innovation Center Co., Ltd. (“Intelligent Center”) was established with a registered capital RMB50,000 (equivalent to $7,612), 46% of which will be contributed by the Company. Intelligent Center was managed by a board of directors comprising of a total 5 members, of which, the Company can appoint two directors. All major management and operation decisions should be approved by at least 50% of the directors. The Company believed it has significant influence over Intelligent Center, and therefore accounted for the investment in Intelligent Center under equity method. As of June 30, 2018, Intelligent Center had no operation, and neither shareholders made capital contributions.

In December 2017, Beijing AIRmaker Technology Co., Ltd. (“AIRmaker”) was established with a registered capital RMB5,000 (equivalent to $755), 20% of which amounting to RMB1,000 (equivalent $151) was contributed by the Company. AIRmaker was managed by a board of directors comprising of a total 3 members, of which, the Company can appoint one director. All major management and operation decisions should be approved by at least 50% of the directors. The Company believed it has significant influence over AIRmaker, and accounted for this investment using the equity method. As of June 30, 2018, AIRmaker has no operation, and neither shareholders made capital contributions.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

(Amounts in thousands except for number of shares and per share data)

In June 2018, Ningbo Hollysys Intelligent Technology Company Limited (“Ningbo Hollysys”) was established with a registered capital RMB250,000 (equivalent to $38,060) by the Company and a third party with the equity interests of 40% and 60%, respectively. The Company believed it had a significant influence over Ningbo Hollysys and therefore accounted for the investment under equity method. As of June 30, 2018, Ningbo Hollysys had no operation, and neither shareholders made capital contributions.

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

There were no impairment indicators for these cost method investments and no impairment loss was recognized for the year ended June 30. 2016, 2017 and 2018, except for Zhongjijing.

In November 2017, Qingdao Lanjing Technology Co., Ltd (“Qingdao Lanjing”) was established. According to the revised article of association dated May 2018, the Company will contribute RMB5,000 (equivalent to $755) for 10% equity interest in Qingdao Lanjing. The Company accounted for this investment using the cost method. As of June 30, 2018, Qingdao Lanjing had no operation, and neither shareholders made capital contributions.

In May 2018, Beijing Hetaitong Technologies Co., Ltd. (“Hetaitong”) was established with a registered capital RMB5,000 (equivalent to $755), of which RMB500 (equivalent $75) was contributed by the Company. The Company held a 10% equity interest in Hetaitong, and accounted for this investment using the cost method.

NOTE 11 -	WARRANTY LIABILITIES

	June 30,
	2017	2018

Beginning balance	$10,360	$7,632
Deconsolidation of a subsidiary	(227)	-
Expense accrued	1,547	3,211
Expense incurred	(3,836)	(3,165)
Translation adjustment	(212)	180
	$7,632	$7,858
Less: current portion of warranty liabilities	(5,386)	(5,622)
Long-term warranty liabilities	$2,246	$2,236

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

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

On June 30, 2018, the Company’s short-term bank borrowings consisted of revolving bank loans of $2,865 from several banks, which were subject to annual interest rates ranging from 4.60% to 5.66%, with a weighted average interest rate of 4.71%. Some of the short-term loans are secured by the pledge of restricted cash $1,007 as of June 30, 2018, respectively.

For the years ended June 30, 2016, 2017, and 2018, interest expenses on short-term bank loans amounted to $211, $178 and $376, respectively.

As of June 30, 2017, the Company had available lines of credit from various banks in the PRC, Singapore and Malaysia amounting to $257,670, of which $78,910 was utilized and $178,760 is available for use. These lines of credit were secured by the pledge of restricted cash and buildings with a carrying value of $4,954 and $3,209, respectively.

As of June 30, 2018, the Company had available lines of credit from various banks in the PRC, Singapore and Malaysia amounting to $340,006, of which $151,254 was utilized and $188,752 is available for use. These lines of credit were secured by the pledge of restricted cash and buildings with a carrying value of $2,279 and $3,121, respectively.

NOTE 13 -	LONG-TERM LOANS

		June 30,
		2017	2018

MYR denominated loan	(i)	782	1,016
SGD denominated loan	(ii)	187	177
Convertible Bond	(iii)	20,032	19,866
		$21,001	$21,059

Less: current portion		(420)	(350)

		$20,581	$20,709

i.	The MYR denominated loans are repayable in 3 to 75 installments with the last installment due in December 2041. For the year ended June 30, 2018, the effective interest rates ranged from 2.19% to 5.68% per annum. The borrowings are secured by the mortgages of buildings, vehicles in Malaysia, with an aggregate carrying value of $1,396 and $2,666 as of June 30, 2017 and 2018, respectively.

ii.	The SGD denominated loans are repayable in 10 to 31 installments with the last installment due on March 15, 2024. For the year ended June 30, 2018, the effective interest rates ranged from 2.68% to 5.44% per annum. The borrowing is secured by vehicles with a total carrying value of $307 and $204 as of June 30, 2017 and 2018, respectively.

iii.	Convertible Bond

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

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

Conversion rate

The initial conversion rate at the time of the agreement is 38 ordinary shares per $1, and the initial conversion price is $26.35 per share. The initial conversion rate and conversion price are subject to subsequent adjustments with events that may dilute the unit price per share. Since the Company paid out a cash dividend of $0.40 per share in March 2015, $0.20 per share in November 2016, and $0.12 per share in November 2017, the conversion rate and conversion price was adjusted to 39.44 ordinary shares per $1 and $25.35 per share, respectively.

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

In accounting for the issuance of the Convertible Bond, the Company bifurcated the non-conversion compensation feature from the Convertible Bond in accordance with ASC 815-15-30-2. The bifurcated feature is accounted for as a liability at its fair value in each reporting period. The Company did not bifurcate the conversion option, as it is considered indexed to the entity’s own stock and meets the equity classification guidance in ASC 815-40-25, it is eligible for a scope exception from ASC 815 and does not need to be bifurcated from the underlying debt host instrument. At the commitment date, there was no beneficial conversion as the conversion price was higher than the stock price. The fees and expenses associated with the issuance of the Convertible Bond are recorded as a discount to the debt liability in accordance with ASU 2015-03, which the Company has early adopted in fiscal year ended June 30, 2015. The Convertible Bond, which is the proceeds net of fees and expenses payable to the creditor and the fair value of the bifurcated derivative, will be accreted to the redemption value on the maturity date using the effective interest method over the estimated life of the debt instrument. The registration right liability is accounted for in accordance with ASC 450-20 which defines that a liability should be recorded in connection with the registration rights agreement when it becomes probable that a payment under the registration rights agreement would be required and the amount of payment can be reasonably estimated. As of June 30, 2018, the Company did not recognize any liability related to the registration right.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

(Amounts in thousands except for number of shares and per share data)

The Company paid up-front fees related to the issuance of the Convertible Bond amounting to $349.

For fiscal year 2016, 2017 and 2018, the accretion of the Convertible Bond was $230, $230 and $230, respectively.

Scheduled principal payments for all outstanding long-term loans as of June 30, 2018 are as follows:

Year ending June 30,
2019	$826
2020	20,267
2021	239
2022	167
2023 and onwards	295
$21,794

For the years ended June 30, 2016, 2017, and 2018, interest expenses of long-term loans incurred amounted to $1,193, $760 and $316, respectively, and nil was capitalized as construction in progress for either of these three years.

As of June 30, 2018, the Company is in compliance with debt covenant requirements under Convertible Bond.

NOTE 14 -	FAIR VALUE MEASUREMENT

Financial instruments include cash and cash equivalents, time deposits with maturities over three months, accounts receivable, other receivables, amounts due to or from related parties, accounts payable, short-term bank loans, long-term bank loans and bifurcated derivative. The carrying values of these financial instruments, other than long-term bank loans and a bifurcated derivative (which is a recurring fair value measurement), approximate their fair values due to their short-term maturities. The carrying value of the Company’s long-term bank loans other than the Convertible Bond approximates its fair value as the long-term bank loans are subject to floating interest rates. These assets and liabilities, excluding cash and cash equivalents (which fall into level 1 of the fair value hierarchy), fall into level 2 of the fair value hierarchy. The carrying value of the Convertible Bond is $20,032 and $19,866 as of June 30, 2017 and 2018, respectively; whereas the fair value is $15,359 and $17,119 as of June 30, 2017 and 2018, respectively. The fair value measurement of the Convertible Bond falls into level 3 of the fair value hierarchy.

Assets and liabilities measured at fair value on a recurring basis as of June 30, 2017, and 2018 are stated below:

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

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

(Amounts in thousands except for number of shares and per share data)

	June 30, 2018
	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Liabilities:

Derivative financial liability (i)	$-	$-	$412	$412
Total liabilities measured at fair value on a recurring basis	$-	$-	$412	$412

(i)	The derivative financial liability represents the fair value of the non-conversion compensation feature (note 13). The Company engaged an independent third-party appraiser to assist with the valuation of the feature. The Company is ultimately responsible for the fair value of the non-conversion compensation feature recorded in the consolidated financial statements. The Company adopted the binomial model to assess the fair value of such feature as of year-end. The non-conversion compensation feature is equal to the difference between the fair value of the whole Convertible Bond with the non-conversion compensation feature and the whole Convertible Bond without the non-conversion feature. The significant unobservable inputs used in the fair value measurement of the non-conversion compensation feature includes the risk-free rate of return, expected volatility, expected life of the Convertible Bond and expected ordinary dividend yield. The changes in fair value of the non-conversion compensation feature during fiscal year 2017 and 2018 are shown in the following table.

Fair value measurements as of June 30, 2018 using significant unobservable inputs (Level 3)
Non-conversion compensation feature related to the Convertible Bond

Balance as at June 30, 2017	$487
Change in fair-value (included within other expenses, net)	(75)
Balance as of June 30, 2018	$412

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

(Amounts in thousands except for number of shares and per share data)

Assets measured at fair value on a nonrecurring basis as of June 30, 2017 are stated below:

	June 30, 2017
	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets:

Retained non-controlling interest in a former subsidiary (i)	$-	$-	$22,737	$22,737
Goodwill (ii)	-	-	11,488	11,488

Total assets measured at fair value on a non-recurring basis	$-	$-	$34,225	$34,225

(i)	During the year ended June 30, 2017, the investment in Hollycon was measured based on significant unobservable inputs (Level 3), using a discounted cash flow approach assuming a certain terminal growth rate and discount rate (Note 10).

(ii)	As of June 30, 2017, the Company’s goodwill of $11,488 was related to the acquisition of Concord Group and $35,838 was related to the acquisition of Bond Group. The Company engaged an independent third-party appraiser to assist with the valuation of the goodwill related to the Concord and Bond Groups. The Company is ultimately responsible for the fair value of the goodwill recorded in the consolidated financial statements. For the purposes of step one of the goodwill impairment test, the Company has adopted the income approach, in particular the discounted cash flow approach, to evaluate the fair value of the reporting unit. In applying the discounted cash flow approach, key assumptions include the amount and timing of future expected cash flows, terminal value growth rates and appropriate discount rates. For the purpose of step two of the goodwill impairment test, the Company has allocated the fair value of the reporting unit derived in step one to the assets and liabilities of the reporting unit, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The Company adopted the multi-period excess earnings model to evaluate the fair value of the intangible assets of the reporting unit, which was then used to compute the implied fair value of the goodwill via a residual approach. As a result, the Company recorded a goodwill impairment charge of $11,211 (Note 9).

	June 30, 2018
	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets:

Intangible asset (i)	$-	$-	$1,752	$1,752

Total assets measured at fair value on a non-recurring basis	$-	$-	$1,752	$1,752

(i)	Upon the acquisition of 100% of Hollysys Industrial Software in July 2017, the Company recognized $2,071 patents and copyrights based on significant unobservable inputs (Level 3), using a discounted cash flow approach assuming a certain terminal growth rate and discount rate.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

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

On September 26, 2017, the Company declared a regular cash dividend of $0.12 per share to the holders of the Company’s ordinary shares. The record date was October 16, 2017, and the dividend was paid on November 6, 2017.

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

The Company recorded share-based compensation expense relating to 2012 performance share options of $251, nil and nil which is included in general and administrative expenses, for the years ended June 30, 2016, 2017 and 2018, respectively.

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

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

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

The 2015 Performance Options will remain exercisable from the vesting date until the 60 month anniversary of the grant date. The EPS threshold and the revenue growth thresholds for Rail and Medical were met for fiscal years ended June 30, 2015 and 2016, however, the revenue growth thresholds of IA and M&E was not achieved. The annual growth rate of Non-GAAP diluted EPS for fiscal year 2017 failed to fall between 15% and 20%, in addition, the revenue growth thresholds were not met for all revenue streams. Based on this performance, 396,000 out of 1,740,000 2015 performance options are vested.

A summary of the 2015 performance option activity for the year ended June 30, 2018 is as shown below:

2015 Performance Options	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value

Outstanding as at June 30, 2017	396,000	22.05	2.87	-

Vested and expected to vest at June 30, 2018	396,000	22.05	1.87	546

Vested and exercisable at June 30, 2018	396,000	22.05	1.87	546

The weighted averaged grant-date fair value of the 2015 performance options granted in fiscal year 2015 was $10.07.

The Company recorded share-based compensation expense relating to the 2015 performance options in the amount of $3,190, $(263) and $588 which is included in general and administrative expenses, in fiscal year 2016, 2017 and 2018, respectively. As of June 30, 2018, all the share-based compensation expense related to the 2015 Performance Options was recognized.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

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

A summary of the restricted share activity for the year ended June 30, 2018 is as follows:

	Number of restricted shares	Weighted average grant-date fair value
Un-vested at June 30, 2017	63,125	20.09
Vested at June 30, 2018	(22,500)	20.09
Un-vested at June 30, 2018	40,625	20.09

The aggregated grant-date fair value of restricted shares vested during the years ended June 30, 2016, 2017 and 2018 were $419, $432 and $452 respectively. $419, $727 and $619 were recorded in general and administrative expenses as restricted share compensation expenses, for the years ended June 30, 2016, 2017 and 2018, respectively. As of June 30, 2018, the aggregated unrecognized compensation expense of $285 related to the restricted shares is expected to be recognized over a weighted-average vesting period of 1.63 years.

NOTE 17 -	EMPLOYEE BENEFITS

The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in China, a central provision fund run by the Singapore government in respect of its employees in Singapore, and an employment provident fund in respect of its employees in Malaysia. The expenses related to these plans were $18,235, $17,568 and $18,994 for the years ended June 30, 2016, 2017 and 2018, respectively. These schemes were accounted for as defined contribution plans.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

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

Dubai

The branch of the Company’s wholly owned subsidiary is a tax exempt company incorporated in Dubai, and no tax provision has been made for each of the years ended June 30, 2016, 2017 and 2018.

Hong Kong

The Company’s wholly owned subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on the assessable profits arising from Hong Kong for the year ended June 30, 2018. For the year ended June 30, 2018, the provision for Hong Kong profits tax has been made in the statement of comprehensive income. No provision for Hong Kong profits tax has been made in the statement of comprehensive income as there were sustained taxable losses arising from Hong Kong for each of the years ended June 30, 2016, and 2017.

Macau

The Company’s wholly owned subsidiary incorporated in Macau is subject to the Macau corporate income tax at a rate of 12% on the assessable profits arising from Macau, with an exemption up to MOP600. No provision for Macau profits tax has been made in the statement of comprehensive income for each of the years ended June 30, 2016, 2017 and 2018.

India

The Company’s wholly owned subsidiary incorporated in India is subject to India corporate tax at a rate of 30% on its worldwide income. No provision for India profits tax has been made in the statement of comprehensive income as there were no taxable profits noted for each of the years ended June 30, 2016, 2017 and 2018.

Qatar

CECL is subject to the Qatar Corporate income tax at a rate of 10% on the assessable profit arising from Qatar.

Indonesia

The Company’s wholly owned subsidiary incorporated in Indonesia is subject to the Indonesia Corporate income tax at a rate of 25% on the assessable profit arising from Indonesia. No provision for Indonesia tax has been made in the statement of comprehensive income as there were no assessable profits noted for the year ended June 30, 2018.

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

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

(Amounts in thousands except for number of shares and per share data)

Beijing Hollysys Co., Ltd (“Beijing Hollysys”)

Beijing Hollysys was certified as a High and New Technology Enterprise (“HNTE”) which provides a preferential EIT rate of 15% for three calendar years from 2017 to 2019.

Further, Beijing Hollysys was qualified for the Key Software Enterprise (“KSE”) status in calendar year 2017 and was entitled to the preferential tax rate of 10% for calendar year 2017. An entity can use the preferential rate of KSE after its self-assessment, of which, the filing documents for KSE status shall be well prepared and filed for the future inspection from tax authorities as they hold the right to inspect the KSE status.

Hangzhou Hollysys Automation Co., Ltd (“Hangzhou Hollysys”)

Hangzhou Hollysys was certified as a HNTE which provides a preferential EIT rate of 15% for three calendar years from 2017 to 2019.

Further, Hangzhou Hollysys was qualified for the KSE status in calendar year 2017 and was entitled to the preferential tax rate of 10% for calendar year 2017. An entity can use the preferential rate of KSE after its self-assessment, of which, the filing documents for KSE status shall be well prepared and filed for the future inspection from tax authorities as they hold the right to inspect the KSE status.

Beijing Hollysys Industrial Software Company Ltd. (“Hollysys Industrial Software”)

Hollysys Industrial Software was certified as a HNTE which provides a preferential EIT rate of 15% for three calendar years from 2016 to 2018.

The Company’s income before income taxes consists of:

	Year ended June 30,
	2016	2017	2018

PRC	$142,900	$105,331	$127,301
Non-PRC	(5,158)	(21,976)	2,341

	$137,742	$83,355	$129,642

Income tax expense, most of which is incurred in the PRC, consists of:

	Year ended June 30,
	2016	2017	2018

Current income tax expense (benefit)
PRC	10,590	12,911	17,268
Non-PRC	4,110	(658)	6,462
	$14,700	$12,253	$23,730
Deferred income tax (benefit) expense
PRC	(196)	2,616	(1,348)
Non-PRC	(266)	(483)	(177)
	$(462)	2,133	(1,525)
	$14,238	$14,386	$22,205

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

(Amounts in thousands except for number of shares and per share data)

Reconciliation of the income tax expenses as computed by applying the PRC statutory tax rate of 25% to income before income taxes and the actual income tax expenses is as follows:

	Year ended June 30,
	2016	2017	2018
Income before income taxes	$137,742	$83,355	$129,642

Expected income tax expense at statutory tax rate in the PRC	34,436	20,838	32,410
Effect of different tax rates in various jurisdictions	2,109	2,627	(521)
Effect of preferential tax treatment	(12,296)	(10,650)	(11,678)
Effect of non-taxable income	(4,985)	-	(284)
Effect of additional deductible research and development expenses	(4,716)	(2,385)	(4,260)
Effect of non-deductible expenses	5,569	4,608	3,046
Effect of change in tax rate	(6,613)	(4,835)	(4,801)
Change in valuation allowance	540	3,964	2,359
Tax rate differential on deferred tax items	(587)	2,056	-
Withholding tax on dividend paid by subsidiaries	1,252	(2,799)	4,784
Others	(471)	962	1,150
Total	$14,238	$14,386	$22,205

The breakdown of deferred tax assets/liabilities caused by the temporary difference is shown as below:

June 30, 2017

Deferred tax assets, current
Allowance for doubtful accounts	$9,172
Inventory provision	179
Provision for contract loss	694
Long-term assets	13
Deferred revenue	3,220
Deferred subsidies	1,654
Warranty liabilities	829
Recognition of intangible assets	(2)
Accrued payroll	998
Net operating loss carry forward	9,801
Valuation allowance	(10,160)
Total deferred tax assets, current	$16,398

Deferred tax liabilities, current
Costs and estimated earnings in excess of billings	$(10,071)
Recognition of intangible assets	-
PRC dividend withholding tax	(2,949)
Others	2
Total deferred tax liabilities, current	$(13,018)

Net deferred tax assets, current	$7,730
Net deferred tax liabilities, current	$(4,350)

Deferred tax assets, non-current
Long-term assets	$112
Deferred subsidies	333
Net operating loss carryforward	1,573
Warranty liabilities	332
Others	192
Total deferred tax assets, non-current	$2,542

Deferred tax liabilities, non-current
Share of net gains of equity investees	$(2,520)
Property, plant and equipment	(38)
Intangible assets and other non-current assets	(5,552)
Total deferred tax liabilities, non-current	$(8,110)

Net deferred tax assets-non-current	$1,121
Net deferred tax liabilities-non-current	$(6,689)

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

(Amounts in thousands except for number of shares and per share data)

June 30, 2018

Deferred tax assets
Allowance for doubtful accounts	$9,600
Costs and estimated earnings in excess of billings	(8,544)
Deferred revenue	3,562
Deferred subsidies	1,809
Warranty liabilities	882
Accrued payroll	1,029
Net operating loss carry forward	12,739
Long-term assets	296
Warranty liabilities	324
Share of net gains(loss) of equity investees	(2,038)
Inventory provision	713
Provision for contract loss	70
Recognition of intangible assets	11
Others	387
Long-term assets	-
Valuation allowance	(12,522)
Total deferred tax assets-non-current	$8,318

Deferred tax liabilities
Withholding tax on capital repayment	$(3,019)
Intangible assets and other non-current assets	(6,327)
Property, plant and equipment	(20)
Total deferred tax assets, non-current	$(9,366)

As of June 30, 2018 the Company had incurred net losses of approximately $7,994, $34,634, $800 derived from entities in the PRC, Singapore and Indonesia, respectively. The net losses in the PRC can be carried forward for five years, to offset future net profit for income tax purposes. The net losses in Singapore and Indonesia can be carried forward without an expiration date. For the amount as of June 30, 2018, $264 will expire, if not utilized, from calendar years ending December 31, 2018 to 2022.

The valuation allowance is considered on an individual entity basis.

Under the EIT Law and the implementation rules, profits of the Company’s PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to their respective foreign holding companies are subject to a withholding tax at 10% unless reduced by tax treaty. As of June 30, 2017 and 2018, the aggregate undistributed earnings from the Company’s PRC subsidiaries that are available for distribution are approximately RMB3,654,625 (equivalent to $557,093) and RMB4,089,013 (equivalent to $623,213), respectively. The Company expects to distribute a portion of the earnings (approximately RMB200,000 or $30,190) to the holding companies located outside mainland China, and has hence accrued a withholding tax of $3,019 as of June 30, 2018. The remaining undistributed earnings of the Company’s PRC subsidiaries are intended to be permanently reinvested, and accordingly, no deferred tax liabilities have been provided for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company.

As of June 30, 2017 and June 30, 2018, the undistributed retained earnings generated from periods prior to January 1, 2008 were approximately $63,716 which are not subject to PRC dividend withholding taxes. Accordingly, as of June 30, 2017 and June 30, 2018, the total amounts of undistributed earnings generated from the Company’s PRC subsidiaries for which no withholding tax has been accrued were $484,314 and $552,937, respectively. Deferred tax liabilities subject to recognize would have been approximately $42,060 and $48,922 respectively, if all such undistributed earnings planned to be distributed to the Company in full as of June 30, 2017 and June 30, 2018.

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

As of June 30, 2017 and 2018, the Company concluded that there was no significant unrecognized tax benefits requiring recognition in its financial statements. The amount of unrecognized tax benefits may change in the next 12 months, pending clarification of current tax law or audit by the tax authorities. However, an estimate of the range of the possible change cannot be made at this time. As of June 30, 2017 and 2018, no unrecognized tax benefits, if ultimately recognized, will impact the effective tax rate. The Company recorded no penalty or interest for the years ended June 30, 2017 and 2018, respectively.

As of June 30, 2018, the Company’s tax years ended December 31, 2007 through 2018 remain open for statutory examination by tax authorities.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

(Amounts in thousands except for number of shares and per share data)

NOTE 19 -	INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share attributable to Hollysys for the years indicated:

	Year ended June 30,
	2016	2017	2018

Numerator:
Net income attributable to the Company - basic	$118,471	$68,944	$107,161

Net income attributable to the Company - diluted(i)	$119,121	$69,605	$107,425

Denominator:
Weighted average ordinary shares outstanding used in computing basic income per share	59,170,050	60,189,004	60,434,019
Effect of dilutive securities
Convertible Bond	776,800	784,400	788,800
Share options	642,184	-	-
Restricted shares	22,422	38,106	25,746
Weighted average ordinary shares outstanding used in computing diluted income per share	60,611,456	61,011,510	61,248,565

Income per share - basic	$2.00	1.15	1.77

Income per share - diluted	$1.97	1.14	1.75

(i) For the year ended June 30, 2016, 2017 and 2018, interest accretion related to the Convertible Bond of $650, $661 and $264, respectively, is added back to derive net income attributable to the Company for computing diluted income per share.

Vested and unissued restricted shares of 75,066, 72,263 and 91,920 shares are included in the computation of basic and diluted income per share for the years ended June 30, 2016, 2017 and 2018, respectively. The effects of share options have been excluded from the computation of diluted income per share for the year ended June 30, 2017 and 2018 as their effects would be anti-dilutive.

NOTE 20 -	RELATED PARTY TRANSACTIONS

The related party relationships and related party transactions are listed as follows:

Related party relationships

Name of related parties	Relationship with the Company

Shenhua Hollysys Information Technology Co., Ltd. (“Shenhua Information”)	20% owned by Beijing Hollysys
China Techenergy Co., Ltd. (“China Techenergy”)	40% owned by Beijing Hollysys
Beijing Hollysys Electric Motor Co., Ltd. (“Electric Motor”)	40% owned by Beijing Hollysys
Beijing Hollysys Machine Automation Co., Ltd. (“Hollysys Machine”)	30% owned by Hollysys (Beijing) Investment Co., Ltd. (“Hollysys Investment”)
Heilongjiang Ruixing Technology Co., Ltd. (“Heilongjiang Ruixing”)	6% owned by Beijing Hollysys
Beijing IPE Biotechnology Co., Ltd. (“Beijing IPE”)	22.02% owned by Beijing Hollysys
Beijing Hollycon Medicine & Technology. Co., Ltd. (“Hollycon”)	30% owned by Hollysys Group Co., Ltd.(“Hollysys Group”)
Shenzhen HollySys Intelligent Technologies Co., Ltd. (“Shenzhen HollySys”)	60% owned by Beijing Hollysys Intelligent Technologies Co., Ltd. (“Hollysys Intelligent”)

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

(Amounts in thousands except for number of shares and per share data)

Due from related parties

	June 30,
	2017	2018

China Techenergy	$28,778	$29,182
Shenhua Information	3,267	3,570
Hollysys Machine	965	853
Hollycon	79	51
Shenzhen HollySys	2	22
Heilongjiang Ruixing	1,049	-
Beijing IPE	2	-

	$34,142	$33,678

The Company’s management believes that the collection of amounts due from related parties is reasonably assured and accordingly and no provision had been made for these balances.

Due to related parties

	June 30,
	2017	2018

China Techenergy	$1,117	$4,141
Hollysys Machine	817	828
Shenhua Information	353	348
Electric Motor	11	34
Beijing IPE	2	2
Hollycon	1	-

	$2,301	$5,353

Transactions with related parties

Purchases of goods and services from:

	Year ended June 30,
	2016	2017	2018

Electric Motor	$354	$29	$77
Hollycon	-	8	16
Hollysys Machine	555	749	-

	$909	$786	$93

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

(Amounts in thousands except for number of shares and per share data)

Sales of goods and integrated solutions to:

	Year ended June 30,
	2016	2017	2018

China Techenergy	$3,657	$10,842	$11,519
Hollycon	-	108	225
Shenhua Information	847	765	86
Hollysys Machine	235	167	-
Beijing IPE	-	7	-

	$4,739	$11,889	$11,830

Operating lease income from:

	Year ended June 30,
	2016	2017	2018

Hollycon	-	602	731
Hollysys Machine	40	-	-

	$40	$602	$731

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

The Company entered into an operating lease agreement with Hollycon to lease part of its one building located in Beijing. The lease term is for 1 year from the commencement date of July 1, 2017 to June 30, 2018.

Amounts due from and due to the related parties relating to the above transactions are unsecured, non-interest bearing and repayable on demand.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

(Amounts in thousands except for number of shares and per share data)

NOTE 21 -	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company leases premises under various operating leases. Rental expenses under operating leases included in the consolidated statements of comprehensive income were $1,811, $2,718 and $2,295 for the years ended June 30, 2016, 2017 and 2018, respectively.

Future minimum lease payments under non-cancelable operating leases with initial terms of one year or more consist of the following:

Years ending June 30,	Minimum lease payments

2019	$2,283
2020	1,058
2021	520
2022	520
2023 and onwards	520

Total minimum lease payments	$4,901

The Company’s lease arrangements have no renewal or purchase options, rent escalation clauses, restriction or contingent rents and are all conducted with third parties.

Capital commitments

As of June 30, 2018, the Company had approximately $243 in capital obligations for the coming fiscal year, mainly for the Company’s information system construction.

Purchase obligation

As of June 30, 2018, the Company had $188,558 purchase obligations for the coming fiscal year, for purchases of inventories, mainly for fulfillment of in-process or newly entered contracts resulting from the expansion of the Company’s operations.

Performance guarantee and standby letters of credit

The Company had stand-by letters of credit of $25,782 and outstanding performance guarantees of $51,744 as of June 30, 2018, with restricted cash of $6,404 pledged to banks. The purpose of the stand-by letter of credit and performance guarantees is to guarantee that the performance of the Company’s deliveries reach the pre-agreed requirements specified in the integrated solutions contracts. The guarantee is to ensure the functionality of the Company’s own work. The disclosed amount of stand-by letters of credit and outstanding performance guarantees represent the maximum potential amount of future payments the Company could be required to make under such guarantees.

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

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

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

On April 3, 2013, Beijing Hollysys entered into an operating lease agreement to lease out one of its buildings located in Beijing. The lease term is for a period of 10 years from the commencement date of September 1, 2013 and will end on August 31, 2023. On July 1, 2017, the Company entered into an operating lease agreement with Hollycon to lease a part of a building located in Beijing. The lease term was for one year and ended on June 30, 2018, the renewed lease agreement is from July 1, 2018 to June 30, 2019. The minimum rental income in the next five years is shown as below:

Year ending June 30,	Minimum lease payments

2019	$1,558
2020	1,604
2021	1,653
2022	1,702
2023	1,753

Total minimum lease payments to be received in the next five years	$8,270

The minimum lease payment receivable after five years is $297.

NOTE 23 -	SEGMENT REPORTING

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

Summarized information by segments for the years ended June 30, 2016, 2017, and 2018 is as follows:

	Year ended June 30, 2016
	IA	Rail	M&E	Miscellaneous	Consolidated

Revenues from external customers	$182,901	240,310	95,277	25,837	544,325
Costs of revenue	113,314	131,043	82,900	11,342	338,599

Gross profit	$69,587	109,267	12,377	14,495	205,726

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

(Amounts in thousands except for number of shares and per share data)

	Year ended June 30, 2017
	IA	Rail	M&E	Miscellaneous	Consolidated

Revenues from external customers	$172,667	155,732	103,544	-	431,943
Costs of revenue	106,583	86,128	98,761	-	291,472

Gross profit	$66,084	69,604	4,783	-	140,471

	Year ended June 30, 2018
	IA	Rail	M&E	Miscellaneous	Consolidated

Revenues from external customers	$224,793	190,645	125,330	-	540,768
Costs of revenue	135,633	90,574	108,681	-	334,888

Gross profit	$89,160	100,071	16,649	-	205,880

The Company’s assets are shared among the segments thus no assets have been designated to specific segments.

The majority of the Company’s revenues and long-lived assets other than goodwill and intangible assets are derived from and located in the PRC. The following table sets forth the revenues by geographical area:

	Year ended June 30,
	2016	2017	2018

Revenues:
PRC	$443,256	$326,713	$412,933
Non-PRC	101,069	105,230	127,775

	$544,325	$431,943	$540,768

The following table sets forth the long-lived assets other than goodwill and intangible assets by geographical area:

	June 30,
	2017	2018

Long-lived assets other than goodwill and acquired intangible assets
PRC	$131,625	$135,450
Non-PRC	12,029	12,516

	$143,654	$147,966

NOTE 24 -	SUBSEQUENT EVENTS

In August 2018, the Company agreed to contribute its 100% equity interest in Hollysys Intelligent, a subsidiary, as the capital contribution of its 40% equity interest in Ningbo Hollysys. The Company completed the transfer in September 2018 and the Article of Association of Ningbo Hollysys was revised accordingly.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

(Amounts in thousands except for number of shares and per share data)

NOTE 25 -	ENDORSEMENT OF NOTE RECEIVABLES

The Company endorsed bank acceptance bills to its suppliers as a way of settling accounts payable. The total endorsed but not yet due bank acceptance bills amounted to $25,462 and $42,559 as of June 30, 2017 and 2018, respectively. The endorsement of bank acceptance bills qualify as deemed sales of financial assets according to ASC 860, Transfer and Servicing (“ASC 860”) because the bank acceptance bills have been isolated from the Company upon transfer, the transferee of the bank acceptance bills have the rights to pledge or exchange, and the Company has no control over the bank acceptance bills upon endorsement. As a result, bank acceptance bills are derecognized at the time of endorsement.

NOTE 26 -	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Under the PRC laws and regulations, the Company’s PRC subsidiaries’ ability to transfer net assets in the form of dividend payments, loans, or advances are restricted. The amount restricted was RMB569,279 (equivalent to $84,091) and RMB601,064 (equivalent to $88,930) as of June 30, 2017, and 2018, respectively.

The following represents condensed unconsolidated financial information of the parent company only:

CONDENSED BALANCE SHEETS

	June 30,
	2017	2018
ASSETS
Current assets:
Cash and cash equivalents	$13,103	$21,578
Amounts due from subsidiaries	59,920	53,503
Prepaid expenses	61	61
Total current assets	73,084	75,142

Investments in subsidiaries	726,837	869,706

Total assets	$799,921	$944,848

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and related expense	$14	$28
Derivative financial liability	487	412
Amounts due to subsidiaries	55,869	82,491
Total current liabilities	56,370	82,931

Long-term loan	20,032	19,865
Total liabilities	76,402	102,796

Equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 60,342,099 shares issued and outstanding as of June 30, 2017 and 2018, respectively	60	60
Additional paid-in capital	222,189	223,396
Retained earnings	524,129	624,049
Accumulated other comprehensive loss	(22,859)	(5,453)
Total equity	723,519	842,052

Total liabilities and equity	$799,921	$944,848

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018 – continued

(Amounts in thousands except for number of shares and per share data)

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended June 30,
	2016	2017	2018

General and administrative expenses	$4,484	$1,062	$1,751
Loss from operations	(4,484)	(1,062)	(1,751)

Other expense, net	(93)	(89)	-
Interest income	80	4	-
Interest expenses	(705)	(1,074)	(748)
Foreign exchange losses	(719)	(740)	(97)
Equity in profit of subsidiaries	$124,392	$71,905	$109,757
Income before income taxes	118,471	68,944	107,161
Income tax expenses	-	-	-
Net income	118,471	68,944	107,161

Other comprehensive income, net of tax of nil
Translation adjustment	(46,052)	(14,392)	17,406
Comprehensive income	$72,419	$54,552	$124,567

CONDENSED STATEMENTS OF CASH FLOWS

	Year ended June 30,
	2016	2017	2018

Cash flows from operating activities:
Net income	$118,471	$68,944	$107,161
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Share of net (income) of equity investees	(124,392)	(71,905)	(109,757)
Share-based compensation expenses	3,860	464	1,207
Accretion of convertible bond	230	230	230
Fair value adjustments of a bifurcated derivative	93	89	(75)
Accrued liabilities	41	1,248	14
Net cash used in operating activities	$(1,697)	$(930)	$(1,220)

Cash flows from investing activities:
Collection of loans from subsidiaries	-	2,316	50,649
Loans to subsidiaries	(729)	(2,712)	(5,000)
Maturity of time deposits	14,713	-	-
Investment in subsidiaries	(2,594)	-	(15,707)
Net cash provided by (used in) investing activities	$11,390	$(396)	$29,942

Cash flows from financing activities:
Proceeds of loans from subsidiaries	-	11,938	-
Payment of dividends	-	(11,975)	(7,241)
Repayment of loans from subsidiaries	(15,000)	(428)	(13,006)
Proceeds from exercise of options	5,441	6,323	-
Net cash (used in) provided by financing activities	$(9,559)	$5,858	$(20,247)

Net increase in cash and cash equivalents	$134	$4,532	$8,475

Cash and cash equivalents, beginning of period	8,437	8,571	13,103
Cash and cash equivalents, end of period	$8,571	$13,103	$21,578

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

Commitments

The Company does not have significant commitments or long-term obligations as of the period end presented.

