Form 20-F
period 2019-06-30
Hollysys Automation Technologies, Ltd.
filed 2019-09-19
CIK 1357450

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

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

Address: No. 2 Disheng Middle Road, Beijing Economic-Technological Development Area, Beijing, P.R. China 100176

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, $0.001 par value per share	HOLI	The NASDAQ Global Select Market
Preferred Share Purchase Rights	N/A	The NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report (June 30, 2019): 60,342,099 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ⌧Yes ◻No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ◻Yes ⌧ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ⌧ Yes ◻ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ⌧ Yes ◻ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ⌧	Accelerated filer◻	Non-accelerated filer◻
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ◻	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

◻ Item 17                      ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes☐        No☒

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

ANNUAL REPORT ON FORM 20-F

FOR THE FISCAL YEAR ENDED JUNE 30, 2019

USE OF CERTAIN DEFINED TERMS

Except as otherwise indicated by the context, references in this annual report to:

●	“Hollysys,” “we,” “us,” or “our,” and the “Company,” refer to the combined business of Hollysys Automation Technologies Ltd., a BVI company, and its consolidated subsidiaries, HI, HAP, HAIP, PTHAI, Bond Group, Concord Group, CSHK, GTH, Clear Mind, World Hope, Helitong, Hollysys Group, Hangzhou Hollysys, Hangzhou System, Hollysys Industrial Software, Beijing Hollysys, Hollysys Electronics, Xi’an Hollysys, Hollysys Investment, HollySys Smart Energy and Cixi HollySys;

●	“HI” refers to Hollysys International Pte. Limited, a Singapore company;

●	“HAP” refers to Hollysys (Asia Pacific) Pte. Limited, a Singapore company;

●	“HAIP” refers to Hollysys Automation India Private Limited, an India Company;

●	Bond Group” refers to a group of our subsidiaries, including Bond Corporation Pte. Ltd., a Singapore company (“BCPL”), Bond M&E Pte. Ltd., a Singapore Company (“BMSG”), Bond M&E Sdn. Bhd., a Malaysia company (“BMJB”), and Bond M&E (K.L.) Sdn. Bhd., a Malaysia company (“BMKL”);

●	“Concord Group” refers to a group of our subsidiaries, including Concord Corporation Pte. Ltd. (“CCPL”), a Singapore company, and CCPL’s subsidiaries, Concord Electrical Pte. Ltd., a Singapore company (“CEPL”), Concord Electrical Sdn. Bhd., a Malaysia company (“CESB”), Concord Corporation Pte. Ltd, Dubai Branch (“CCPL Dubai”) Concord Electrical Contracting Ltd., a Qatar company(“CECL”), and Concord M Design and Engineering Company Ltd, a Macau company(“CMDE”);

●	“CSHK” refers to Concord Solutions (HK) Limited, a Hong Kong company;

●	“PTHAI” refers to PT Hollysys Automation Indonesia, an Indonesian company

●	“GTH” refers to Gifted Time Holdings Limited, a BVI company;

●	“Clear Mind” refers to Clear Mind Limited, a BVI company;

●	“World Hope” refers to World Hope Enterprises Limited, a Hong Kong company;

●	“Helitong” refers Beijing Helitong Science & Technology Exploration Co., Ltd., a PRC company;

●	“Hollysys Group” refers to Hollysys Group Co., Ltd., formerly known as Beijing Hollysys Science & Technology Co., Ltd, a PRC company;

●	“Hangzhou Hollysys” refers to Hangzhou Hollysys Automation Co., Ltd., a PRC company;

●	“Hangzhou System” refers to Hangzhou Hollysys System Engineering Co., Ltd., a PRC company;

●	“Hollysys Industrial Software” refers to Beijing Hollysys Industrial Software Company Ltd., a PRC company;

●	“Beijing Hollysys” refers to Beijing Hollysys Co., Ltd., a PRC company;

●	“Hollysys Electronics” refers to Beijing Hollysys Electronics Technology Co., Ltd., a PRC company;

●	“Xi’an Hollysys” refers to Xi’an Hollysys Co., Ltd, a PRC company;

●	“Hollysys Investment” refers to Hollysys (Beijing) Investment Co., Ltd., a PRC company;

●	“HollySys Smart Energy” refers to HollySys Smart Energy Technology (Beijing) Co., Ltd., a PRC company;

●	“Cixi HollySys” refers to Cixi HollySys Precision Technology Co., Ltd., a PRC company;

●	“RMB” and “CNY” refer to Renminbi, the legal currency of China; “SGD” and “S$” refer to the Singapore dollar, the legal currency of Singapore; “US dollar,” “$” and “US$” refer to the legal currency of the United States; “MYR” refers to the Malaysian Ringgit, the legal currency of Malaysia; “AED” refers to the United Arab Emirates Dirham, the legal currency of United Arab Emirates; “HKD” refers to the Hong Kong dollar, the legal currency of Hong Kong; “MOP” refers to the Macau Pataca, the legal currency of Macau; “INR” refers to the Indian Rupee, the legal currency of India; and “QAR” refers to the Qatar Riyal, the legal currency of Qatar; “IDR” refers to Indonesia Rupiah, the legal currency of Indonesia.

●	“BVI” refers to the British Virgin Islands;

●	“China” and “PRC” refer to the People’s Republic of China;

●	“Hong Kong” and “Hong Kong SAR” refer to the Hong Kong Special Administrative Region of China;

●	“Macau” refers to the Macau Special Administrative Region of China;

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended; and

●	“Securities Act” refers to the Securities Act of 1933, as amended.

In addition, we have listed below certain technical terms we use to describe our business and industry:

●	CTCS-2: Chinese Train Control System Level 2
●	CTCS-3: Chinese Train Control System Level 3
●	DCS: Distributed Control System
●	DEH: Digital Electro-Hydraulic
●	GW: Gigawatt
●	IIoT: Industrial Internet of Things
●	MW: Megawatt
●	PaaS: Platform as a Service
●	PLC: Programmable Logic Controller
●	SaaS: Software as a Service
●	SCADA: Supervisory Control and Data Acquisition

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

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.      KEY INFORMATION

A.      Selected Consolidated Financial Data

The following table presents selected financial data regarding our business. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5, “Operating and Financial Review and Prospects.”  The selected consolidated statement of comprehensive income data for the fiscal years ended June 30, 2017, 2018 and 2019 and the consolidated balance sheet data as of June 30, 2018 and 2019 have been derived from the audited consolidated financial statements of Hollysys that are included in this annual report beginning on page F-1. The selected statement of comprehensive income data for the fiscal years ended June 30, 2015 and 2016, and balance sheet data as of June 30, 2015, 2016 and 2017 have been derived from our audited financial statements that are not included in this annual report.

The audited consolidated financial statements for the years ended June 30, 2017, 2018 and 2019 are prepared and presented in accordance with generally accepted accounting principles in the United States, or US GAAP.  The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes of Hollysys contained elsewhere herein.  The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

Financial information in this report is reported in United States dollars, the reporting currency of the Company.

(In USD thousands, except share numbers and per share data)
	Years ended June 30,
	2015	2016	2017	2018	2019
Statement of Comprehensive Income Data
Revenue	531,379	544,325	431,943	540,768	570,341
Operating income	130,107	120,583	60,270	120,244	123,626
Income before income taxes	125,227	137,742	83,355	129,642	143,723
Net income attributable to Hollysys	96,527	118,471	68,944	107,161	125,261
Add: Share-based compensation expenses	2,492	3,860	464	1,207	238
Amortization of intangible assets	4,454	818	623	598	311
Acquisition-related consideration fair value adjustments	(166)	(1,745)	—	—	—
Fair value adjustments of a bifurcated derivative	35	93	89	(75)	346
Non-GAAP net income attributable to Hollysys	103,342	121,497	70,120	108,891	126,156
Weighted average ordinary shares:
Basic	58,612,596	59,170,050	60,189,004	60,434,019	60,456,524
Diluted	60,134,203	60,611,456	61,011,510	61,248,565	61,273,884
Earnings per share:
Basic	1.65	2.00	1.15	1.77	2.07
Diluted	1.61	1.97	1.14	1.75	2.05
Non-GAAP earnings per share:
Basic	1.76	2.05	1.16	1.80	2.09
Diluted	1.72	2.02	1.16	1.78	2.07

Balance Sheet Data
Total current assets	806,640	827,310	865,356	1,000,898	1,109,478
Total assets	983,686	1,004,156	1,058,254	1,210,128	1,309,417
Total current liabilities	374,596	297,326	302,978	333,054	341,499
Total liabilities	398,301	321,471	334,714	367,775	362,257

Net assets	585,385	682,685	723,540	842,353	947,160
Non-controlling interests	6,285	8,529	21	301	1,774
Stockholders’ equity	579,100	674,156	723,519	842,052	945,386

Non-GAAP Measures

In evaluating our results, the non-GAAP measures of “Non-GAAP general and administrative expenses (“Non-GAAP G&A expenses”)”,“Non-GAAP cost of integrated solutions contracts”, “Non-GAAP other income (expenses), net”, “Non-GAAP interest expenses”, “Non-GAAP net income attributable to Hollysys” and “Non-GAAP earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with US GAAP. We believe these non-GAAP measures are useful to investors as they exclude: 1) share-based compensation expenses, 2) amortization of intangible assets, 3) acquisition-related consideration fair value adjustments and 4) fair value adjustments of a bifurcated derivative. All of above will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders have a better understanding of our operating results and growth prospects. In addition, given the business nature of Hollysys, it has been a common practice for investors and analysts to use such non-GAAP measures to evaluate the Company. Specifically, the non-GAAP measures excluded the following items:

1)	Share-based compensation expenses, which are calculated based on the number of shares or options granted and the fair value as of grant date.

2)	Amortization of intangible assets, which is a non-cash expense relating primarily to acquisitions. At the time of an acquisition, the identifiable definite-lived intangible assets of the acquired company, such as customer relationships and order backlog, are valued and amortized over their estimated lives. Value is also assigned to the acquired indefinite-lived intangible assets, which comprise goodwill that are not subject to amortization.

3)	Acquisition-related consideration fair value adjustments are accounting adjustments to report contingent share consideration liabilities at fair value and cash consideration at present value. These adjustments can be highly variable and are excluded from our assessment of performance because they are considered non-operational in nature and, therefore, are not indicative of current or future performance or ongoing costs of doing business.

4)	Fair value adjustments of a bifurcated derivative are accounting adjustments to report the change of fair value of the feature bifurcated as a derivative from the underlying host instrument of a convertible bond, and accounted for as a liability at its fair value.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

(In USD thousands, except share numbers and per share data)
	Years ended June 30,
	2015	2016	2017	2018	2019
Cost of integrated solutions contracts	300,332	310,545	277,476	314,233	325,523
Less: Amortization of intangible assets	4,454	818	623	598	311
Non-GAAP cost of integrated solutions contracts	295,878	309,727	276,853	313,635	325,212

G&A expenses	50,786	45,832	44,297	46,323	40,701
Less: Share-based compensation expenses	2,492	3,860	464	1,207	238
Non-GAAP G&A expenses	48,294	41,972	43,833	45,116	40,463

Other income (expenses), net	2,601	4,061	1,722	4,349	2,710
Add: Acquisition-related incentive share contingent consideration fair value adjustments	(368)	(1,745)	—	—	—
Add: Fair value adjustments of a bifurcated derivative	35	93	89	(75)	346
Non-GAAP other income, net	2,268	2,409	1,811	4,274	3,056

Interest expenses	(1,821)	(1,404)	(938)	(692)	(575)
Add: Acquisition-related cash consideration adjustments	202	—	—	—	—
Non-GAAP interest expenses	(1,619)	(1,404)	(938)	(692)	(575)

Net income attributable to Hollysys	96,527	118,471	68,944	107,161	125,261
Add: Share-based compensation expenses	2,492	3,860	464	1,207	238
Amortization of intangible assets	4,454	818	623	598	311
Acquisition-related consideration fair value adjustments	(166)	(1,745)	—	—	—
Fair value adjustments of a bifurcated derivative	35	93	89	(75)	346
Non-GAAP net income attributable to Hollysys	103,342	121,497	70,120	108,891	126,156
Weighted average number of ordinary shares outstanding used in computation:
Basic	58,612,596	59,170,050	60,189,004	60,434,019	60,456,524
Diluted	60,134,203	60,611,456	61,011,510	61,248,565	61,273,884
Non-GAAP earnings per share:
Basic	1.76	2.05	1.16	1.80	2.09
Diluted	1.72	2.02	1.16	1.78	2.07

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The success of our business depends in great measure on our ability to keep pace with, or even lead, changes that occur in our industry and expand our product and service offerings. Traditionally, the automation and control systems business was relatively stable and slow moving. Successive generations of products offered only marginal improvements in terms of functionality and reliability. However, the emergence of computers, computer networks and electronic components as key elements of the systems that we design and build has accelerated the pace of change in our industry. Where there was formerly as much as a decade or more between successive generations of automation systems, the time between generations is now as little as two to three years. Technological advances and the introduction of new products, new designs and new manufacturing techniques by our competitors could adversely affect our business unless we are able to respond with similar advances. To remain competitive, we must continue to incur significant costs in product development, equipment and facilities and to make capital investments and seek complementary acquisitions. These costs may increase, resulting in greater fixed costs and operating expenses than we have incurred to date. As a result, we could be required to expend substantial funds for and commit significant resources to the following:

●	Research and development activities on existing and potential product solutions;

●	Additional engineering and other technical personnel;

●	Advanced design, production and test equipment;

●	Manufacturing services that meet changing customer needs;

●	Technological changes in manufacturing processes;

●	Expansion of manufacturing capacity; and

●	Acquiring technology through licensing and acquisitions.

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

Our businesses and financial performance may be affected by changes in the PRC government policies promoting infrastructural development, such as high-speed rail and urban mass transit. Any decrease in the public expenditures on, or any change in the public procurement policies or industry standards relating to, such industries may affect our business.

Our business includes providing high-speed rail signaling systems that ensure operational safety of passenger trains. The development of the PRC high-speed rail signaling system industry is dependent upon state planning and investment in high-speed rail transportation projects. The nature, scale and timetable of these projects may be affected by a number of factors, including the overall state investment in high-speed rail transportation projects and approval of such new projects. By the end of the 12th Five-Year Plan published by the PRC’s State Council, which plan ended on December 31, 2015, the total length of China’s high-speed railway exceeded 19,000 kilometers. Under the 13th Five-Year Plan, which will end on December 31, 2020, the PRC government plans to increase the overall investment in transportation infrastructure by adding another 11,000 kilometers of high-speed railway by end of 2020, for a total length of 30,000 kilometers, which would cover over 80% of China’s major cities. We cannot predict whether the total annual investment in and the market size of the PRC high-speed railway industry will continue to grow in the future. If the total annual investment or the market size declines, our business and financial position may be adversely affected.

We have also provided our SCADA System, or supervisory control and data acquisition system, to a number of China’s subway lines over the past years. According to the development plan for a modern comprehensive transportation system under the 13th Five-Year Plan published by the PRC’s State Council, the total length of urban mass transit lines under operation by the end of 2020 will be 6,000 kilometers, an increase from 3,300 kilometers as of December 31, 2015. Although the PRC government has historically been supportive of the development of the urban mass transit industry, its industrial policy may change from time to time and it may adopt new policies or measures to further regulate the urban mass transit industry due to changes in macroeconomic trends or certain unexpected events.

In our rail transportation segment, we experienced revenue increases in the latter years of the 12th Five-Year Plan as Chinese policymakers ramped up spending to meet plan targets. For our fiscal years ended June 30, 2014, 2015, and 2016, our revenue from the rail transportation segment was $178.1 million, $193.3 million and $240.3 million, respectively. Revenue from this segment decreased at the beginning of 13th Five-Year plan to $155.7 million for the fiscal year ended 2017 as state bureaucracies adjusted to the new plan and state priorities. This decrease in revenue from our rail transportation segment accounted for approximately 75% of the decrease in our total net revenues in the fiscal year ended June 30, 2017, as compared to fiscal year ended June 30, 2016. In the fiscal year ended June 30, 2018, revenue from the rail transportation segment rebounded to $190.6 million, as implementation efforts for the 13th Five-Year Plan further advanced. In the fiscal year ended June 30, 2019, revenue from the rail transportation segment increased further to $208.9 million.

The spending patterns and priorities of Chinese policymakers, however, cannot be predicted with certainty. We cannot assure you that the generally favorable policies will remain in force in the future. In addition, the impact of rail transportation projects on our revenue from integrated solutions contracts was even more significant in the fiscal year ended June 30, 2017. Our overall revenue from integrated solutions contracts in the fiscal year ended June 30, 2017 decreased $92.3 million compared to the fiscal year ended June 30, 2016, primarily due to a decrease of $89.4 million from rail transportation projects, along with a decrease of $11.2 million from industrial automation projects, partially offset by an increase of $8.3 million in mechanical and electrical solutions business. If the PRC government reduces its public investment in, or changes any industrial standards relating to the high-speed railway industry, railway or urban mass transit industry in the PRC, if any of our major customers changes its procurement or bidding policy, or if our rail transportation projects face challenges, there could have a material adverse effect on our business, financial position and results of operations.

Our capital and human resources committed to product and service offerings may not always achieve anticipated results and we may not be able to develop new products that meet market demand or successfully introduce new products in a timely manner.

We are a technology-driven company. To maintain our leading position in the industry and meet the requirement of safety and efficiency, we have to continuously improve existing technology and products, and design and develop new technology, product and service offerings that closely follow technology development trends and customer needs. However, we cannot guarantee that our capital and human resources activities will always keep pace with market demand and technological advances or yield the anticipated results. The products and services, which we have spent substantial capital and human resources to develop, may not be able to deliver expected commercial returns when they are developed due to changing technology trends and market demands. If we encounter delays in technology development, fail to meet changing market demands, underestimate or fail to follow technological trends, or if our competitors respond more quickly than we do, our business or operating results may be materially and adversely affected. Failure to develop and introduce new product and service solutions in the areas of industrial automation, rail transportation and mechanical and electrical solutions on a timely basis or at all could adversely affect our competitiveness and profitability.

Loss of major customers or changes in their orders may have an adverse impact on our business.

We have developed significant customer relationships with several local urban mass transit providers and railway authorities in respect of the high-speed train system in China. For example, we currently have major contracts with the MTR Corporation Ltd. of Hong Kong, Land Transport Authority of Singapore, and Mitsubishi Heavy Industries, Ltd. Qatar Branch. We expect to continue to rely on our current major customers for a portion of our revenue in the future. Moreover, due to the nature of our business, the contract value of a single contract tends to be large. As such, our cash flows may become dependent on those customers’ payment practices and overall public funding policies, including the lengthening of collection times under contracts that have been performed. If our major customers significantly reduce, modify, postpone or cancel their purchase orders with us, we may not be able to get substitute orders with similar terms from other customers in a timely manner or at all. If we are not able to enter into contracts with our major customers on terms favorable to us or at all, our business and financial position may be adversely affected.

We do not have long-term purchase commitments from our customers, and we are exposed to potential volatility in our turnover.

Our business with our customers has been, and we expect it will continue to be, conducted on the basis of actual purchase orders received from time to time. Our customers are not obligated in any way to continue to place orders with us at the same or increased levels or at all. In addition, our customers may change or delay or terminate orders for products and services without notice for reasons unrelated to us, including lack of market acceptance for the products that our system was designed to control.

We cannot assure you that our customers will continue to place purchase orders with us at the same volume or same margin, as compared to prior periods, or at all. We may not be able to locate alternative customers to replace purchase orders or sales. As a result, our business, financial condition and results of operations may vary from period to period and may fluctuate significantly in the future.

An increase in our contract backlog may reflect our inability to perform our contracts on a timely basis instead of our ability to expand our business.

Our backlog indicates our ability to sell our products and services and increase our revenue, which represents an estimated amount of unrealized revenue of work remaining to be completed in accordance with the terms of the contract. Backlog is not a standard financial measure that has been defined by generally accepted accounting principles, and may not be indicative of future operating results. The amount of our aggregate backlog is based on the assumption that our relevant contracts will be performed in full in accordance with their terms. The termination or modification of any one or more major contracts may have a substantial and immediate effect on our backlog. We cannot guarantee that the amount estimated in our backlog will be realized in full, in a timely manner, or at all, or that, even if it is realized, such backlog will result in profits as expected. As a result, you should not rely on our backlog information presented in this report as an indicator of our future earnings.

We may face risks associated with our international expansion efforts, which could result in significant additional costs for our business operations.

A core component of our growth strategy is international expansion. As we continue to expand our international operations, we will be increasingly susceptible to the risks associated with overseas expansion. We have a limited operating history outside of the PRC and management of our international operations requires significant resources and management attention. Entering into new markets presents challenges, including, among others, the challenges of supporting a rapidly growing business in new environments with diverse cultures, languages, customs, legal systems, alternative dispute systems and economic, political and regulatory systems. We expect to incur significant costs associated with expanding our overseas operations, including hiring personnel internationally. The risks and challenges associated with overseas expansion include:

●	uncertain political and economic climates;

●	lack of familiarity and burdens of complying with foreign laws, accounting and legal standards, regulatory requirements, tariffs and other barriers;

●	unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;

●	lack of experience in connection with the localization of our applications, including translation into foreign languages and adaptation for local practices, and associated expenses and regulatory requirements;

●	difficulties in adapting to differing technology standards;

●	longer sales cycles and accounts receivable payment cycles and difficulties in collecting accounts receivable;

●	difficulties in managing and staffing international operations, including differing legal and cultural expectations for employee relationships and increased travel, infrastructure and legal compliance costs associated with international operations;

●	fluctuations in exchange rates that may increase the volatility of our foreign-based revenue and expenses;

●	potentially adverse tax consequences, including the complexities of foreign value-added tax, goods and services tax and other transactional taxes;

●	reduced or varied protection for intellectual property rights in some countries;

●	difficulties in managing and adapting to differing cultures and customs;

●	data privacy laws which require that customer data be stored and processed in a designated territory subject to laws different from those of the PRC;

●	new and different sources of competition as well as laws and business practices favoring local competitors and local employees;

●	compliance with anti-bribery laws, including compliance with the Foreign Corrupt Practices Act;

●	increased financial accounting and reporting burdens and complexities; and

●	restrictions on the repatriation of earnings.

In addition, in our international business expansion to Southeast Asia, India and the Middle East, we may not be able to find adequate and qualified local engineers to bid and complete sizable rail transportation orders and industrial automation projects, and because of visa problems, we may have difficulties relocating adequate engineers from China to various foreign countries and have them stay there long enough to finish the projects, which could have an adverse impact on our international business expansion.

As a result of these factors, international expansion may be more difficult, take longer and not generate the results we anticipate, which could negatively impact our growth and business.

If we fail to accurately estimate the overall risks or costs under the contracts with our customers, or the time needed to complete the relevant projects under such contracts, we may experience cost overruns, schedule delays, lower profitability or even losses under such contracts when we perform such contracts.

We derive around 80% of our total consolidated revenues from the integrated solutions contracts that we have won through a competitive bidding process. The purpose of an integrated solutions contract is to furnish an automation system that provides the customer with a total solution for the automation or process control requirement being addressed. These contracts require us to complete projects at a fixed price, and therefore expose us to the risk of cost overruns. Cost overruns, whether due to efficiency, estimates or other reasons, could result in lower profit or losses. Other variations and risks inherent in the performance of fixed-price contracts such as delays caused by technical issues, and any inability to obtain the requisite permits and approvals, may cause our actual risk exposure and costs to differ from our original estimates.

In addition, we may be unable to deliver products or complete projects in accordance with the schedules set forth under the integrated solutions contracts. Our projects and our manufacturing and sales of products could be delayed for a number of reasons, including those relating to market conditions, policies, laws and regulations of the PRC and other relevant jurisdictions, availability of funding, transportation, disputes with business partners and subcontractors, technology and raw materials suppliers, employees, local governments, natural disasters, power and other energy supplies, and availability of technical or human resources.

We cannot guarantee that we will not encounter cost overruns or delays in our current and future delivery of products and completion of projects. If such cost overruns or delays were to occur, our costs could exceed our budget, and our profits on the relevant contracts may be adversely affected.

Our products may contain design or manufacturing defects that could result in product liability claims and cause us to suffer losses, and such defects could adversely affect demand for our products and services.

Our products are very complex, integrated systems, often with elements designed specifically for the particular situation of a customer. These products may have dormant design or manufacturing issues or defects that are not detected until they are put into actual use. Also, we manufacture spare parts for maintenance and replacement purposes after completion of integrated solutions contracts. While there have been no significant issues or defects identified as of the date of this prospectus supplement, any issues or defects in the design, manufacture and spare parts we provide may result in returns, claims, delayed shipments to customers or reduced or cancelled customer orders and other forms of damages asserted against us. A product issue or defect or negative publicity concerning defective products or services of ours could adversely affect our results of operations, reputation, customer satisfaction and market share.

Moreover, we are increasingly active in the conventional and nuclear power generation and railway control systems sectors. Each of these sectors poses a substantially higher risk of liability in the event of a system failure than is present in the industrial process controls markets in which we have traditionally competed. In certain jurisdictions that impose strict liability on product defects, we could be held liable for injuries or accidents involving our products even if the defects are not caused by us. We may be held liable for any damages or losses incurred in connection with or arising from defective products manufactured or designed by us, and if the damages or losses are severe, we may also be subject to administrative penalties imposed by the government. If our products or services are proven to be defective and have caused personal injury, property damage or other losses to rail passengers, we may be held responsible under liability claims under the laws of the PRC or other jurisdictions in which our products or services are sold, used or provided. We may need to devote substantial funds and other financial and administrative resources to rectifying or preventing potential product liability incidents, which could adversely affect our working capital, cash flow and results of operation.

As a practice, we generally do not carry large amounts of product liability insurance for our products, and we may not be able to obtain adequate insurance coverage in the future or may experience difficulties in obtaining the insurance coverage we need, which could negatively affect our business, financial condition and results of operations. The typical industrial practice is for the customers to obtain insurance to protect against their own operational risks. Any claims against us, regardless of their merits, could materially and adversely affect our financial condition. If we recall any of our products or are punished by governmental authorities, our business activities, financial condition and results of operations, as well as reputation, could be adversely affected.

Since we use a variety of raw materials and components in our production, shortages or price fluctuations of raw materials and the inability of key suppliers to meet our quantity or quality requirements could increase the cost of our products, undermine our product quality and adversely impact our business

Our major requirements for raw materials include bare printed circuit boards, electronic components, chips, cabinets and cables. Although we believe the sources of supply for these raw materials and components are generally adequate, any shortages or price increases could lead to higher cost of sales in the future. Our inability to pass on all or any raw material price increases to our customers or suppliers or offset the price fluctuations through commodity hedges could adversely affect our business, financial condition and results of operations.

Moreover, we procure our major raw materials, bare printed circuit boards, from suppliers based on our requirements and design considerations. Our suppliers may not be able to scale production or adjust delivery of products during times of volatile demand. In addition, we cannot guarantee that our suppliers have developed adequate and effective quality control systems. Our vendors’ inability to meet our volume requirements or quality standards may materially and adversely affect our brand and reputation, as well as our business, financial condition and results of operations.

We may experience material disruptions to our productions and business operations.

We primarily manufacture the hardware of our products in Beijing and Hangzhou facilities and in certain occasions outsource the production to third-party manufacturers. These facilities may be affected by natural or man-made disasters and other external events, including but not limited to fire, natural disasters, weather, manufacturing problems, diseases, strikes, transportation interruption, government regulation or terrorism. Any such disruptions or facility downtime could prevent us from meeting customer demand for our product and require us to make unexpected capital expenditures. Additionally, the lessors of some of our leased properties have defects in their titles and we may be required to cease using such leased properties if a valid claim is made against such properties. In such circumstances, we may not be able to find new leases on terms acceptable to us, or at all. Any of these disruptions may force us to cease operations, shift production to other third-party manufacturers or cease certain parts of our business operations, which could incur substantial costs or take a significant time to re-start production or operations, each of which may adversely impact our business and results of operations.

Security breaches or disruptions of our information technology systems could adversely affect our business.

We rely on information technology networks and systems, including the Internet, to process, transmit and store electronic information, and to manage or support a variety of business processes and activities. Additionally, we collect and store certain data, including proprietary business information, and may have access to confidential or personal information in certain of our businesses, which is subject to privacy and security laws and regulations, and customer-imposed controls. These technology networks and systems may be susceptible to damage, disruptions or shutdowns due to failures during the process of upgrading or replacing software, databases or components; power outages; telecommunications or system failures; terrorist attacks; natural disasters; employee error or malfeasance; server or cloud provider breaches; and computer viruses or cyberattacks. Cybersecurity threats and incidents can range from uncoordinated individual attempts to gain unauthorized access to information technology networks and systems to more sophisticated and targeted measures, known as advanced persistent threats, directed at us, our products, customers and/or third-party service providers. Despite the implementation of cybersecurity measures (including access controls, data encryption, vulnerability assessments, continuous monitoring, and maintenance of backup and protective systems), our information technology systems may still be vulnerable to cybersecurity threats and other electronic security breaches. It is possible for such vulnerabilities to remain undetected for an extended period, up to and including several years. In addition, it is possible a security breach could result in theft of trade secrets or other intellectual property or disclosure of confidential customer, supplier or employee information. We cannot guarantee that we will be able to prevent security breaches or other damage to our information technology systems, nor can we guarantee that our internal control and compliance programs will be able to adequately address all or any of such breaches. Disruptions caused by any such breaches or damage could have an adverse effect on our operations, as well as expose us to litigation, liability or penalties under privacy laws, increased cybersecurity protection costs, reputational damage and product failure.

Our goodwill is subject to impairment review and any goodwill impairment may negatively affect our reported results.

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. Our outstanding goodwill as of June 30, 2019 was related to the acquisition of Bond Group in 2013 and Hollysys Industrial Software in July 2017. Based on our quantitative assessment, the goodwill related to Concord Group acquisition was impaired by $11.6 million as of June 30, 2019. We performed a qualitative assessment for both Bond Group and Hollysys Industrial Software in 2019 and evaluated all relevant factors, weighed all factors in their entirety and concluded that no impairment charge for Bond Group and Hollysys Industrial Software was needed as of June 30, 2019.

However, there are uncertainties surrounding the amount and timing of future expected cash flows as they may be impacted by negative events such as a slowdown in the mechanical and electrical engineering sector, deteriorating economic conditions in the geographical areas Concord Group, Bond Group and Hollysys Industrial Software operate in, political, economic and social uncertainties in the Middle East, increasing competitive pressures and fewer than expected mechanical and electrical solution contracts awarded to Concord Group, Bond Group and Hollysys Industrial Software. These events can negatively impact demand for services of Concord Group, Bond Group and Hollysys Industrial Software and result in actual future cash flows being less than forecasted or delays in the timing of when those cash flows are expected to be realized. Further, the timing of when actual future cash flows are received could differ from our estimates, which are based on historical trends and do not factor in unexpected delays in project commencement or execution.

We may experience delays or defaults in payment of accounts receivables or in release of retention by our customers, which may adversely affect our cash flow and working capital, financial condition and results of operations.

In line with the industry practice, we typically have a long receivable collection cycle. We face the risk that customers may delay their settlement with us or delay or fail to pay us as scheduled. Furthermore, defaults in payments to us on projects for which we have already incurred significant costs and expenses can materially and adversely affect our results of operations and reduce our financial resources that would otherwise be available to fund other projects. We cannot assure you that payments from customers will be made in a timely manner or at all, or that delays or defaults in payments will not adversely affect our financial condition and results of operations.

Our operations require certain permits, licenses, approvals and certificates, the revocation, cancellation or non-renewal of which could significantly hinder our business and operations, and we are subject to periodic inspections, examinations, inquiries and audits by regulatory authorities.

We are required to obtain and maintain valid permits, licenses, certificates and approvals from various governmental authorities or institutions under relevant laws and regulations for our businesses of design and integration, equipment manufacturing and system implementation services. We must comply with the restrictions and conditions imposed by various levels of governmental agencies to maintain our permits, licenses, approvals and certificates. If we fail to comply with any of the regulations or meet any of the conditions required for the maintenance of our permits, licenses, approvals and certificates, our permits, licenses, approvals and certificates could be temporarily suspended or even revoked, or the renewal thereof, upon expiry of their original terms, may be delayed or rejected, which could materially and adversely impact our business, financial condition and results of operations.

We are subject to periodic inspections, examinations, inquiries and audits by regulatory authorities and may be subject to suspension or revocation of the relevant permits, licenses, approvals or certificates, or fines or other penalties due to any non-compliance identified as a result of such inspections, examinations, inquiries and audits. We cannot assure you that we will be able to maintain or renew our existing permits, licenses, approvals and certificates or obtain future permits, licenses, approvals and certificates required for our continued operation on a timely basis or at all. In the event that we fail to comply with applicable laws and regulations or fail to maintain, renew or obtain the necessary permits, licenses, approvals or certificates, our qualification to conduct various businesses may be adversely impacted.

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

We are exposed to risks associated with public project contracts.

Due to the nature of our industry, we are exposed to risks associated with public project contracts. For example, many of our contracts are for large and high-profile high-speed railway or urban mass transit infrastructure projects, which can result in increased political and public scrutiny of our work. Certain of our customers are affiliated with government authorities. Such customers may delay making payments for our projects, and it may take a considerably longer period of time to resolve disputes with these customers than resolving disputes with customers in private sectors.

Moreover, such government-affiliated customers may require us to undertake additional obligations, change the type of our services, equipment used or other terms of service, or purchase specific equipment, or modify other contractual terms from time to time for the social benefit or other administrative purposes, resulting in additional costs incurred by us, which may not be reimbursed by such customers in full. If any early termination by any government-affiliated customers occurs or if government-affiliated customers fail to renew their contracts with us in the future, our backlog may be reduced and our investment plan may be hindered, which may have a material adverse effect on our business and financial performance.

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

Our business operations are largely dependent on our senior management and our ability to attract and retain engineering talents.

The stability of our business operations and the continuing growth of our business depend on the continuing services of our senior management and engineering talents. In the industries in which we operate, industry experience, management expertise and strategic direction are crucial. If we lose the services of our senior management and engineering staff, we may not be able to recruit a suitable or qualified replacement and may incur further costs and expenses to recruit and/or train new employees. In particular, any sudden loss of a member of our senior management or engineering staff may disrupt our strategic direction and leadership. As we continue to expand our business, we will need to continue to attract and retain experienced management personnel with extensive experience in the industries in which we operate.

We believe that competition for experienced personnel in the areas of industrial automation, rail transportation and mechanical and electrical solutions is intense. Competition for such qualified personnel could lead to higher emoluments and other compensations in order to attract and retain such personnel.

This may lead to an increase in our operating costs. If we are not able to retain the members of our senior management or engineering staff required to achieve our business objectives, this may materially and adversely affect our business operations and our prospects.

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

Industry and economic conditions may adversely affect the markets and operating conditions of our customers, which in turn can affect demand for our products and services and our results of operations.

We operate in a cyclical industry that is sensitive to general economic conditions in the PRC and abroad. Rapid growth in the PRC economy and urban population could lead to an increased demand for high-speed railway, urban transportation and power plants, which could in turn foster demand for control system products and services in high-speed rail transportation, urban mass transit and power sectors. Changes in market supply and demand could also have a substantial effect on our product prices, business, revenue and financial condition. Macroeconomic conditions (such as the government’s announcement of economic stimulus policies to encourage the construction of public infrastructure or the termination of such policies), supply and demand imbalances and other factors beyond our control, including import and export policies, value-added tax and export taxes could have a major impact on our market share, and the demand for and prices of our products. Increased demand for rail transportation and increased operating margins may result in a larger amount of new investments in the relevant industries and increased production in the overall industry, which may cause supply to exceed demand and lead to a period of lower prices. This cycle of rising and falling demand may repeat itself. Any of these cyclical factors may adversely impact our business, financial condition and results of operations and prospects.

We are striving to expand our sales into the international market. Our overseas business extends to Southeast Asia and the Middle East area. Any economic downturn may result in reduced funding for public infrastructures including railway or urban mass transit infrastructures and a decreased demand for our transportation control system products and services in the international market. Moreover, any economic downturn may negatively impact the ability of our international customers to obtain financing, which may lead to their unwillingness to purchase our products. Therefore, the general demand for our products and their selling price could decline. Any adverse changes in the global market and economic conditions and any slowdown or recession of the global economy could have a material adverse effect on our business, financial condition, results of operations and prospects.

Increased competition from foreign and PRC domestic competitors within the industry where we operate could negatively impact our market share in the industry.

Our principal offering is a comprehensive suite of automation systems for a wide spectrum of industrial market clientele, ranging from power, chemical, petrochemical, to nuclear, metallurgy, building materials, food-beverage, pharmaceutical and other industries. Multi-national companies including Honeywell (US), Siemens (Germany), Emerson (US), ABB (Sweden), Rockwell (US), Yokogawa (Japan) and Hitachi (Japan) account for the majority of the global automation market share, and the market pattern is similar in China. Due to the limited number of domestic customers, if major international competitors increase their investments in the PRC or our targeted overseas markets or collaborate with our existing competitors, we may face even more intense competition. We may not be able to compete successfully with existing industry leaders in new business areas into which we intend to expand. This may in turn affect our business, operating results and financial condition.

We may not be able to sufficiently protect our intellectual property.

Our business primarily relies on a combination of copyright, patent, trademark and other intellectual property laws, nondisclosure agreements and other protective measures to protect our proprietary rights. As of June 30, 2019, we held 221 software copyrights, 126 authorized patents, 64 patent applications and 44 registered trademarks.

Our competitors may independently develop proprietary technology similar to ours, introduce counterfeits of our products, misappropriate our proprietary information or processes, infringe on our patents, brand name and trademarks, or produce similar products that do not infringe on our patents or successfully challenge our patents. Our efforts to defend our patents, trademarks and other intellectual property rights against competitors or other violating entities may be unsuccessful. We may be unable to identify any unauthorized use of our patents, trademarks and other intellectual property rights and may not be afforded adequate remedies for any breach. In particular, in the event that our registered patents and our applications do not adequately describe, enable or otherwise provide coverage of our technologies, samples and products, we would not be able to exclude others from developing or commercializing these technologies, samples and products.

We also utilize unpatented proprietary know-how and trade secrets and employ various methods to protect our intellectual property. We have generally entered into confidentiality agreements (which include, in the case of employees, non-competition provisions and intellectual property right ownership provisions) with our key research and development personnel. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in circumstances specified in the agreements. In the case of employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is our exclusive property. However, these agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of our proprietary information. In addition, it is possible that third parties could independently develop information and techniques substantially similar to ours or otherwise gain access to our trade secrets.

In the event that any misappropriation or infringement of our intellectual property occurs in the future, we may need to protect our intellectual property or other proprietary rights through litigation. Litigation may divert our management’s attention from our business operations and possibly result in significant legal costs, and the outcome of any litigation is uncertain. In addition, infringement of our intellectual property rights may impair the market value and share of our products, damage our reputation and adversely affect our business, financial condition and results of operations.

Our intellectual property may become obsolete and may not be able to protect us from competition.

The markets in which our businesses operate may experience rapid and significant changes due to the introduction of innovative and disruptive technologies. Our operating results depend to a significant extent on our ability to maintain our technological leadership, anticipate and adapt to changes in our markets and to optimize our cost base accordingly. Introducing new products and technologies requires a significant commitment to research and development, which in return requires expenditure of considerable financial resources that may not always result in success. Our results of operations may suffer if we invest in technologies that may not be used or integrated as expected, or are not accepted in the marketplace, or if our products, solutions or systems are not introduced to the market in a timely manner, particularly compared to our competitors, or become obsolete. Our patents and other intellectual property may not prevent competitors from independently developing or selling products and services that are similar to or duplicate our products and services.

Our acquisition strategies may not be successful, which could adversely affect our business and increase our financial expenses.

In addition to organic growth, we may supplement our business expansion through acquisitions of an operating business or specific assets. Examples of our past acquisitions are the acquisitions of Concord Group in 2011 and Bond Group in 2013, which were undertaken to accelerate the development of our mechanical and electrical solutions business in Southeast Asia and the Middle East. Implementing our acquisition strategies may expose us to the following risks, among others, which could have adverse effects on our business, financial condition, operating results and future prospects:

●	unidentified or unforeseeable liabilities or risks may exist in the potential assets or business to be acquired;

●	failure to assimilate acquired business and personnel into our operations or failure to realize anticipated cost savings or other synergies from the acquisition;

●	incurring additional debts which could reduce our available funds for operations and other purposes as a result of increased debt repayment obligations;

●	inability to retain employees;

●	loss of customers; and

●	diverting efforts of management and other resources.

We cannot assure you that we will be able to effectively integrate businesses we acquire or that any acquisitions will generate long-term benefits for us. Any failure to effectively integrate or benefit from acquisitions we make may have material adverse effects on our business, financial condition, operating results and future prospects.

Our revenue and net income may be materially and adversely affected by any economic slowdown in China as well as globally.

The success of our business depends on consumer spending. We currently derive a substantial majority of our revenue from China and are also expanding into international markets. As a result, our revenue and net income are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to infrastructural development. The global economy, markets and levels of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, political uncertainty (including the potential impact of political and regulatory uncertainties in the United States), levels of employment, inflation or deflation, real disposable income, interest rates, taxation and currency exchange rates.

The growth of the PRC economy has slowed in recent years. There have also been concerns about the relationships among China and other Asian countries, the relationship between China and the United States, and the relationship between the United States and certain Asian countries, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes. For instance, the United States has imposed substantial tariffs on products emanating from China, which has adversely affected the trade relationship between China and the United States. Further disruptions or continuing or worsening slowdown could significantly reduce domestic commerce in China. A further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other markets in which we may operate could have a material adverse effect on consumer spending and therefore adversely affect our business, financial condition and results of operations.

Our international operations may expose us to numerous and sometimes conflicting legal and regulatory requirements. Violation of these regulations could harm our business.

With operations in Singapore, Malaysia, Indonesia, India and the Middle East, we are subject to numerous, and sometimes conflicting, legal requirements on matters as diverse as import/export controls, trade restrictions, tariffs, taxation, sanctions, government affairs, anti-corruption, whistle blowing, internal and disclosure control obligations, data protection and privacy and labor relations and regulatory requirements that are specific to our clients’ industries. Non-compliance with these regulations in the conduct of our business could result in fines, penalties, criminal sanctions against us or our officers, disgorgement of profits, prohibitions on doing business and adverse impact to our reputation. Gaps in compliance with these regulations in connection with the performance of our obligations to our clients could also result in exposure to monetary damages, fines and/or criminal prosecution, unfavorable publicity, restrictions on our ability to process information and allegations by our clients that we have not performed our contractual obligations. Many countries also seek to regulate the actions that companies take outside of their respective jurisdictions, subjecting us to multiple and sometimes competing legal frameworks in addition to our home country rules. Due to the varying degree of development of the legal systems of the countries in which we operate and plan to operate, local laws might be insufficient to defend us and preserve our rights. We could also be subjected to risks to our reputation and regulatory action on account of any unethical acts by any of our employees, partners or other related individuals.

We are subject to risks relating to compliance with a variety of national and local laws including multiple tax regimes, labor laws, and employee health, safety, wages and benefits laws. We may, from time to time, be subject to litigation or administrative actions resulting from claims against us by current or former employees individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct. We may also, from time to time, be subject to litigation resulting from claims against us by third parties, including claims of breach of non-compete and confidentiality provisions of our employees’ former employment agreements with such third parties or claims of breach by us of their intellectual property rights. Our failure to comply with applicable regulatory requirements could have a material adverse effect on our business, results of operations and financial condition.

The audit reports included in our annual reports filed with the SEC were prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. However, because we have substantial operations within the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, our auditor and its audit work are not currently inspected by the PCAOB.

In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulation Commission, or the CSRC, and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. In June 2019, a bill entitled as "Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act" was introduced in the US Congress. Among others, the bill requires US stock exchanges to amend their rules to prohibit foreign issuers from listing shares in the US if their financial statements are audited by public accounting firms that the PCAOB is unable to inspect. The joint statement and the bill reflect a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

Inspections of other accounting firms that the PCAOB has conducted have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors of our ordinary shares do not derive the benefits of PCAOB inspections, and may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to be not in compliance with the requirements of the Securities Exchange Act of 1934.

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against five PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations there under by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) grants to the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated, or willfully aided and abetted the violation of, any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, sanctioning four of these accounting firms and suspending them from practicing before the SEC for a period of six months. The sanction will not take effect until there is an order of effectiveness issued by the SEC. In February 2014, four of these PRC-based accounting firms filed a petition for review of the initial decision.  In February 2015, each of these four accounting firms agreed to a censure and to pay fine to the SEC to settle the dispute with the SEC. The settlement stays the current proceeding for four years, during which time the firms are required to follow detailed procedures to seek to provide the SEC with access to Chinese firms' audit documents via the CSRC. If a firm does not follow the procedures, the SEC would impose penalties such as suspensions, or commence a new, expedited administrative proceeding against the non-compliant firm or it could restart the administrative proceeding against all four firms. Under the terms of the settlement, the underlying proceeding against the PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the Chinese affiliates of these accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

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

We are subject to litigation risks.

In our ordinary course of business, we may be involved in claims relating to our employees, customers or suppliers or other third parties from time to time. In addition, claims may be brought against us for alleged defective or incomplete work, liabilities for defective products, delayed or improper delivery of products and services, personal injuries and deaths, breaches of warranty, delayed payments to our suppliers, labor disputes or late completion of projects or other contracts. If we were found to be liable for any of the claims, we would have to incur additional costs. Both claims brought against us and by us, if not resolved through negotiation, may be subject to lengthy and expensive litigation or arbitration proceedings. Charges associated with claims brought against us and write-downs associated with claims brought by us could have a material adverse impact on our financial condition, results of operations and cash flow. Moreover, legal proceedings resulting in judgments or findings against us may harm our reputation and damage our prospects for future contract awards. In addition, any legal proceedings may divert our management’s attention from our business.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws. Under these laws, we are required to include in our annual report on Form 20-F a management report on our internal control over financial reporting containing management’s assessment of the effectiveness of our internal control over financial reporting. In addition, under the U.S. securities laws, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

As reported in this annual report on Form 20-F, our management has concluded that our internal control over financial reporting was effective as of June 30, 2019, and our independent registered public accounting firm has issued an attestation report regarding the effectiveness of our internal control over financial reporting as of June 30, 2019. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ordinary shares. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with these and other requirements of the U.S. securities laws.

Our employees or third parties may commit fraud or other misconduct that is beyond our control despite the internal control measures in place.

Fraud and other misconduct which may be committed by our employees or third parties can be difficult to prevent or deter despite our internal control measures in place. Such illegal actions could subject us to financial losses and harm our business and operations. For example, if our employees or any third parties we cooperate with commit any misconduct and cause economic losses to our customers or project owners, we may be held responsible for compensating the harmed parties. In addition to potential financial losses, improper acts of our employees or third parties could subject us to third-party claims, regulatory investigations and reputational losses. Any fraud or other misconduct committed by our employees or third parties could have an adverse effect on our reputation, business, financial condition and results of operations.

We may be exposed to liabilities under the Foreign Corrupt Practices Act, and other anti-corruption laws and sanctions-related laws and regulations, and any determination that we violated these laws could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act, or FCPA, a U.S. federal law which prohibits improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute, for the purpose of obtaining or retaining business. We have operations, agreements with third parties, and substantially all of our sales outside of the United States, mostly in China, but also in Southeast Asia and the Middle East. The PRC and other governments in the markets we operate also strictly prohibit bribery of government officials. Our activities in China, in particular, create the risk of unauthorized payments or offers of payments by our employees, consultants, sales agents, or distributors, even though they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and our employees, consultants, sales agents, or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA, Chinese anti-corruption laws and other applicable anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the U.S. government may seek to hold Hollysys liable for successor liability FCPA violations committed by companies in which we invest or which we acquire.

In addition, as a result of our overseas operations, we may be exposed to risks arising from economic sanctions imposed by the United States, European Union and other countries or regions against investments and commercial activities with individuals, entities and governments in various regions and countries. While we are in the process of strengthening our compliance program, we may not have control over third parties who may purchase products from us for use in countries and regions subject to sanctions. This may expose us to potential sanctions-related liabilities and have a material adverse effect on our business and reputation.

RISKS RELATED TO DOING BUSINESS IN CHINA

Changes in the economic and political policies of the PRC government could have a material and adverse effect on our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

We conduct a substantial portion of our business in China through our subsidiaries. Accordingly, our results of operations, financial condition and prospects are to a significant extent affected by economic and political developments in China. In particular, the PRC government continues to exercise significant control over the economic growth of the PRC through allocating resources, controlling payments of foreign currency-denominated obligations, setting monetary policy and providing preferential treatments to particular industries or companies. In recent years, the PRC government has implemented measures emphasizing the utilization of market forces in reforming the economy. These economic reform measures may be adjusted or modified or applied inconsistently from industry to industry, or across different regions of the country. As a result, some of these measures may benefit the overall economy of the PRC, but may have an adverse effect on us.

Although China is committed to expanding its energy production with nuclear power and building a high-speed railway network, both these industries have experienced various setbacks due to higher than expected accidents. For example, the meltdown at the Fukushima Daiichi nuclear power plant in Japan following an earthquake and tsunami in 2011 has caused a slowdown or cessation in the development of nuclear power plants in some countries. In addition, a fatal high-speed railway accident near Wenzhou, China in 2011, caused a slowdown in the development of high speed rail projects in China. The future growth rate of these two sectors may not be as fast as the market previously had expected and our business in these sectors may decline. Moreover, future accidents in these two sectors could adversely affect these sectors and our business. The PRC has been one of the world’s fastest growing economies as measured by GDP in recent years. However, economic activity in the PRC has slowed down recently and it may not return to levels of previous years. In an effort to support the growth of the Chinese economy, the PRC government has implemented and may continue to implement various monetary and other economic measures to expand investments in infrastructure projects, increase liquidity in the credit markets and encourage employment. However, there is no assurance that these monetary and economic measures will succeed. If the Chinese economy continues to experience a slowdown or experiences a recession, there may be a delay or reduction in, or cancellation of, projects available to us and demand for the services and products we provide in our various business segments may grow at a lower-than-expected rate or otherwise decrease. Furthermore, we cannot assure you that we will be able to make timely adjustments to our business and operational strategies so as to capture and benefit from the potential business opportunities presented to us as a result of the changes in the economic and other policies of the PRC government. Also, the PRC government will continue to make adjustments to its economic policy objectives and measures in the future, which may include or result in a significant reduction in its budget for investments in infrastructure and other projects. This could have an adverse effect on our business and operations. Moreover, unfavorable financing and other economic conditions for the industries that we serve could negatively impact our customers and their ability or willingness to fund capital expenditures in the future or pay for past services.

The ongoing trade war between China and the United States, and its potential escalation internationally, may have an adverse effect on our business operations and revenues.

In 2018, the U.S. government imposed new or higher tariffs on specified products imported from China to penalize China for what it characterizes as unfair trade practices, and threatened to impose additional tariffs on Chinese imports. The Chinese government responded by imposing, and proposing to impose additional, new or higher tariffs on specified products imported from the United States. On September 17, 2018, U.S. President Donald Trump announced that the tariff rate of 10% on a wide range of Chinese imports would increase to 25% on January 1, 2019. China responded with either 5% or 10% tariffs on $60 billion of US goods, effective on September 24, 2019. After that, two countries had multiple rounds of talks but failed to reach a final agreement.  On August 1, 2019, President Trump announced that US will impose 10% tariffs on another $300 billion of Chinese goods starting September 1, 2019. Moreover, on August 5, 2019, the U.S. Department of Treasury officially declared China as a currency manipulator. On August 23, 2019: Chinese Ministry of Finance announced new rounds of retaliative tariffs on $75 billion worth of U.S. goods, effective September 1, 2019. As of September 2019, although trade talks have continued between the two governments, we cannot assure you that the negotiations will result in an agreement, the imposition of further tariffs, or lifting of existing tariffs.

The current and future actions or escalations by either the United States or China that affect trade relations may cause or contribute to further slowdowns in Chinese economic growth, the depreciation of the RMB and global economic turmoil, which has the potential to adversely impact our supply chain for our products and potentially have a material adverse effect on our business and results of operations, and we cannot provide any assurance as to whether such actions will occur or the form that they may take.

The PRC legal system is still evolving. There exist uncertainties as to the interpretation and enforcement of PRC laws, and PRC laws are different from those of common law countries.

Our activities are primarily conducted in the PRC, hence our business operations are regulated primarily by PRC laws, rules and regulations. PRC laws and regulations are based on written statutes, and past court judgments may have limited value as precedents. Because PRC laws and regulations are still evolving, and because of the limited number and non-binding nature of published cases, there exist uncertainties about their interpretation and enforcement. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. Therefore, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, or the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration for Industry and Commerce (now known as State Administration for Market Regulation), the China Securities Regulatory Commission, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009 by the MOFCOM. The M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if  (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. In addition, in 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, effective 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts, may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected, which creates significant uncertainty as to whether transactions that we may undertake would subject us to fines or other administrative penalties and negative publicity and whether we will be able to complete strategic acquisitions in the future in a timely manner or at all.

We may be subject to fines and legal sanctions imposed by SAFE or other Chinese government authorities and our ability to further grant restricted shares or share options to, and to adopt additional share incentive plans for, our directors and employees may be restricted if we or the participants of our share incentive plans fail to comply with PRC regulations relating to restricted shares or share options granted by offshore special purpose companies or offshore listed companies to PRC participants.

Pursuant to the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles promulgated by the SAFE, on July 4, 2014, or SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC citizens residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted restricted shares or share options, by us may follow the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or SAFE Circular 7, issued by SAFE in February 2012, to apply for the foreign exchange registration. According to the SAFE Circular 7, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, are required to register with SAFE through a domestic qualified agent, which may be a PRC subsidiary of the overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under the relevant equity incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises’ ability to distribute dividends to us. We also face regulatory uncertainties under PRC law that could restrict our ability or the ability of our overseas listed subsidiaries to adopt additional equity incentive plans for our directors and employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions.

In addition, the State Administration for Taxation has issued circulars concerning share options and restricted shares. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares vest, will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their share options or restricted shares. Although we currently withhold income tax from our PRC employees in connection with their exercise of options and the vesting of their restricted shares, if the employees fail to pay, or our PRC subsidiaries fail to withhold, their income taxes according to relevant laws, rules and regulations, our PRC subsidiaries may face sanctions imposed by the tax authorities.

Government control over the conversion of foreign exchange may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes control on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE. However, approval from or registration with appropriate government authorities is required where RMB are to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Fluctuations in exchange rates could harm our business and the value of our shares.

The value of our shares will be indirectly affected by the foreign exchange rate between U.S. dollars and those currencies in which our sales may be denominated. Because a large portion of our earnings and cash assets are denominated in RMB, SGD and MYR, and our financial results are reported in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and RMB, SGD and MYR will affect our balance sheet and our earnings per share as stated in U.S. dollars. In addition, appreciation or depreciation in the value of the RMB, SGD and MYR relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars as well as earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. The effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

Pursuant to SAFE Circular 37, any PRC citizens or residents, including both PRC institutions and individual residents, are required to register with the local SAFE branch before making contributions to a company set up or controlled by PRC residents outside of the PRC for the purpose of overseas investment or financing with their legally-owned domestic or offshore assets or interests, referred to in this circular as a “special purpose vehicle.” In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, which became effective on June 1, 2015. This notice has amended SAFE Circular 37, requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

We attempt to comply, and attempt to ensure that our shareholders and beneficial owners of our shares who are subject to these rules comply, with the relevant requirements. We cannot provide any assurance that our shareholders and beneficial owners of our shares who are PRC residents have complied or will comply with the requirements imposed by Circular 37 or other related rules. Any failure by any of our shareholders and beneficial owners of our shares who are PRC residents to comply with relevant requirements under this regulation could subject such shareholders, beneficial owners and us to fines or sanctions imposed by the PRC government, including limitations on our relevant subsidiary’s ability to pay dividends or make distributions to us and our ability to increase our investment in China, or other penalties that may adversely affect our operations. These risks may have a material adverse effect on our business, financial condition and results of operations.

The enforcement of the Labor Contract Law and other labor-related regulations in the PRC may increase our labor costs, impose limitations on our labor practices and adversely affect our business and our results of operations.

The PRC’s Labor Contract Law contains specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the Labor Contract Law, an employer is obliged to sign an unfixed-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unfixed term, with certain exceptions. The employer must pay economic compensation to an employee where a labor contract is terminated or expires in accordance with the Labor Contract Law, except for certain situations which are specifically regulated. In addition, the government has issued various labor-related regulations to further protect the rights of employees. According to such laws and regulations, employees are entitled to annual leave ranging from five to 15 days and are able to be compensated for any untaken annual leave days in the amount of three times their daily salary, subject to certain exceptions. In the event that we decide to change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a manner that we believe to be cost-effective. In addition, as the interpretation and implementation of these new regulations are still evolving, our employment practices may not be at all times deemed in compliance with the new regulations. We could be subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, as a result of which our business and financial conditions may be adversely affected.

Dividends payable to our foreign investors and gains on the sale of our shares by our foreign investors may become subject to PRC tax.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable by a PRC resident enterprise to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of the shares of a PRC resident enterprise by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares, and any gain realized from the transfer of our ordinary shares, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of our ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. If we or any of our subsidiaries established outside the PRC are considered a PRC resident enterprise, it is unclear whether holders of our ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our ordinary shares by such investors, are deemed to be income derived from sources within the PRC and thus subject to PRC tax, the value of your investment in our ordinary shares may decline significantly.

We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the BVI. We generally rely on our subsidiaries in China to provide us with cash flow and to meet our other obligations. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. The inability of our subsidiaries to distribute dividends or other payments to us could restrict our ability to satisfy our liquidity requirements.

We may be treated as a resident enterprise for PRC tax purposes under the Enterprise Income Tax Law, which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management bodies” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. On July 27, 2011, the SAT issued Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, amended on April 14, 2015 and partially replaced by Announcement of State Administration of Taxation on Matters Relating to Chinese Tax Resident Identity Certificates which to become effective on October 1, 2016, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarifies certain issues related to determining PRC resident enterprise status and post-determination administration. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the competent tax authorities from an offshore incorporated PRC resident enterprise, the payer should not withhold tax when paying PRC-sourced dividends, interest and royalties to the offshore incorporated PRC resident enterprise. On January 29, 2014, the SAT further issued Announcement on Determination of Resident Enterprises under De Facto Management Body Standard, or Bulletin 9, which delegates the determination of the status of offshore incorporated PRC resident enterprise to the provincial-level tax authorities. Bulletin 9 is applicable to the enterprise income tax filings for 2013 and onwards. Although Circular 82 applies only to offshore enterprises controlled by PRC enterprises or PRC corporate groups and not those controlled by PRC individuals or non-PRC persons, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals or foreign enterprises. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management bodies”.

We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing and withholding or tax payment obligations with respect to any internal restructuring, and our PRC subsidiaries may be requested to assist in the filing. Any PRC tax imposed on a transfer of our shares not through a public stock exchange, or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in our company.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a PRC establishment of a non-PRC company.

On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which replaced or supplemented certain previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation, on December 10, 2009. Pursuant to Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if the arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from this indirect transfer may be subject to PRC enterprise income tax.

According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment or a place of business in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, factors to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise directly or indirectly derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China, directly or indirectly; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the foreign income tax liabilities arising from the indirect transfer of PRC taxable assets; the replicability of the transaction by direct transfer of PRC taxable assets; and the applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where the shares were acquired from a transaction through a public stock exchange.

There are uncertainties as to the application of Bulletin 7. Bulletin 7 may be determined by the tax authorities to be applicable to some of our offshore restructuring transactions or sale of the shares of our offshore subsidiaries or investments where PRC taxable assets are involved. The transferors and transferees may be subject to the tax filing and withholding or tax payment obligation, while our PRC subsidiaries may be requested to assist in the filing. Furthermore, we, our non-resident enterprises and our PRC subsidiaries may be required to spend valuable resources to comply with Bulletin 7 or to establish that we, our non-resident enterprises and our PRC subsidiaries should not be taxed under Bulletin 7, for our previous and future restructuring or disposal of shares of our offshore subsidiaries, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under Circular 698/Bulletin 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Circular 698/Bulletin 7, our income tax costs associated with potential acquisitions or disposals will increase, which may have an adverse effect on our financial condition and results of operations.

Any loss of or reduction in the preferential tax treatment and VAT refunds and government subsidies we currently enjoy in the PRC or our non-compliance with the relevant PRC tax laws and regulations may negatively affect our financial condition and results of operations.

We benefit from tax incentives and receive government grants. As of the date of this annual report, Beijing Hollysys and Hangzhou Hollysys are recognized as high and new technology enterprises, or the HNTE(s), by the PRC government, which entitle each of them to a reduced income tax rate of 15% (compared to the statutory income tax rate of 25%). The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in the PRC. In order to maintain such qualifications and the preferential tax rates, these subsidiaries must submit a review application to relevant agencies. The HNTE qualification of these subsidiaries will expire in 2019 and 2020, as the case may be. We are in the process of applying for the renewal of such preferential tax treatments before expiration. However, we cannot assure you that any of our subsidiaries that currently qualify as HNTEs will continue to qualify for such status in the future. If those subsidiaries fail to maintain their HNTE qualifications or renew these qualifications when the relevant term expires, their applicable income tax rates would increase to 25%, which could have a material adverse effect on our financial condition and results of operations. Moreover, the PRC government could eliminate any of these preferential tax treatments before their scheduled expiration.

In addition, we received VAT refunds and government subsidies of approximately $32.7 million in the fiscal year ended June 30, 2019. The state tax bureaus in China provide refunds out of the value added tax, which we refer to as VAT, they collect in order to encourage the research and development efforts made by certain qualified enterprises. The local governments in China also provide financial subsidies to encourage research and development efforts made by certain qualified enterprises. Some of our PRC subsidiaries have received such refunds and subsidies. The amounts of and conditions attached to these grants were determined at the sole discretion of the relevant governmental authorities. We cannot assure you that we will be eligible to continue to receive these government grants or that the amount of any such grants will not be reduced in the future, and even if we continue to be eligible to receive these grants, we cannot guarantee that any conditions attached to the grants will be as favorable to us as they have historically been.

Furthermore, we are subject to periodic examinations on our fulfillment of tax obligations under the PRC tax laws and regulations by PRC tax authorities. If we fail to fulfill our tax obligations for any reasons, we may be subject to fines, other penalties or actions upon examinations by PRC tax authorities and our business, financial condition and results of operations and our reputation may be adversely affected.

RISKS RELATED TO OUR SHARES

The market price of our ordinary shares is volatile, leading to the possibility of its value being depressed at a time when you want to sell your holdings.

The market price of our ordinary shares has been volatile, and this volatility may continue. From January 1, 2018 through August 31, 2019 the closing price of our ordinary shares on the NASDAQ Global Select Market has ranged from a high of $27.61 to a low of $15.11. Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly. These factors include, among others:

●	our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;

●	changes in financial estimates by us or by any securities analysts who might cover our share;

●	speculation about our business in the press or the investment community;

●	significant developments relating to our relationships with our customers or suppliers;

●	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in our industry;

●	customer demand for our services and products;

●	investor perceptions of our industry in general and our company in particular;

●	the operating and share performance of comparable companies;

●	general economic conditions and trends;

●	major catastrophic events;

●	announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;

●	changes in accounting standards, policies, guidance, interpretation or principles;

●	loss of external funding sources;

●	sales of our ordinary shares, including sales by our directors, officers or significant shareholders;

●	additions or departures of key personnel; and

●	investor perception of litigation, investigation or other legal proceedings involving us or certain of our individual shareholders or their family members.

Securities class action litigation is often instituted against companies following periods of volatility in their share price. This type of litigation could result in substantial costs to us and divert our management’s attention and resources. Moreover, securities markets may from time to time experience significant price and volume fluctuations for reasons unrelated to operating performance of particular companies. For example, in December 2018, major stock indexes fell precipitously, with major stock averages recording their worst December performance since 1931. In particular, the S&P 500 Index fell approximately 9% from December 1, 2018 to December 31, 2018. These market fluctuations may adversely affect the prices of our ordinary shares and other interests in our company at a time when you want to sell your investment in us.

Share prices of companies with business operations primarily in China have fluctuated widely in recent years, and the trading prices of our ordinary shares are likely to be volatile, which could result in substantial losses to investors.

The performance and fluctuation of the market prices of other China-based, U.S.-listed companies may affect the volatility in the price of and trading volume for our ordinary shares. In recent years, a number of PRC-based companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines following their initial public offerings. The trading performances of the securities of these PRC-based companies at the time of or after their offerings may affect the overall investor sentiment towards PRC-based companies listed in the United States and consequently may impact the trading performance of our ordinary shares. These broad market and industry factors may significantly affect the market price and volatility of our ordinary shares, regardless of our actual operating performance.

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

We are exempted from certain corporate governance requirements of the Nasdaq Stock Market by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country, the BVI in lieu of certain corporate governance requirements of NASDAQ. As result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act);

●	have a compensation committee and a nominating committee to be comprised solely of "independent directors; and

●	hold an annual meeting of shareholders no later than one year after the end of the Company’s fiscal year-end.

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

The provisions in our Amended and Restated M&A and terms of our 2010 Rights Plan may discourage, delay or prevent a change of control of our company or changes in our management. As a result, our shareholders may be limited in their ability to obtain a premium for their shares.

Our Amended and Restated M&A authorizes the board of directors of the Company, or our Board, to issue up to 90,000,000 preferred shares without any further action by our shareholders, which could delay, discourage, prevent or make it more costly to acquire or effect a change-in-control. In addition, on August 27, 2010, our Board adopted the 2010 Rights Plan. In connection with the 2010 Rights Plan, our Board declared a dividend distribution of one “Right” for each outstanding ordinary share to shareholders of record at the close of business on August 27, 2010, effective as of September 27, 2010. Each Right entitles the shareholder to buy one of our Class A preferred shares at a price of  $160. Unless terminated earlier by our Board, the 2010 Rights Plan will expire on September 27, 2020.

Initially, the Rights will only be transferable in connection with the transfer of ordinary shares, and no separate Rights certificates or share statements will be distributed or provided. The Rights will separate from our ordinary shares and become exercisable if a person or group announces an acquisition of 20% or more of our outstanding ordinary shares, or announces commencement of a tender offer for 20% or more of our ordinary shares. In that event, the Rights permit the holders thereof to purchase our ordinary shares having a market value of twice the exercise price of the Rights, in lieu of the Class A preferred shares. In addition, in the event of certain business combinations, the Rights permit the purchase of the ordinary shares of an acquiring person at a 50% discount. Rights held by the acquiring person become null and void in each case.

The provisions in our Amended and Restated M&A and terms of our 2010 Rights Plan could prevent our shareholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our ordinary shares, even if you or our other shareholders believe that such actions are in the best interests of us and our shareholders. As a result, our shareholders may be limited in their ability to obtain a premium for their shares.

We have granted employee stock options and other share-based awards in the past and are likely to continue to do so in the future. Our share-based compensation schemes may have an adverse effect on our results of operations and dilute the ownership interests of our shareholders.

We have granted share-based compensation awards, including share options, restricted shares and restricted share units, to various employees, key personnel and other non-employees to incentivize performance and align their interests with ours. An aggregate of 306,000 ordinary shares issuable upon the exercise of options outstanding under our 2006 Plan and 2015 Equity Plan, had been granted as of June 30, 2019 at a weighted average exercise price of  $21.75 per share. As a result of these grants and potential future grants, we have incurred in and expect to continue to incur share-based compensation expenses in the future. For example, in the fiscal years ended June 30, 2017, 2018 and 2019, we recorded share-based compensation expenses of $0.5 million, $1.2 million and $0.2 million, respectively. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for share-based compensation awards and recognize expenses in our consolidated statements of comprehensive income in accordance with the relevant rules under U.S. GAAP. Our share-based compensation expense may increase in future periods, as we adopt new equity compensation plans to incentivize our employees and directors to grow our business. In addition, any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders.

We may determine to cease paying dividends in the future.

Our Board decides if and when our Company will pay cash dividends. On August 11, 2016, our Board approved a regular cash dividend policy pursuant to which future cash dividends are expected to be paid to holders of the Company’s ordinary shares on an annual basis out of funds legally available for such purpose. While cash dividends have been paid in each of 2016, 2017 and 2018, the declaration and payment of future dividends will be at the discretion of our Board, and there can be no assurance that cash dividends will be paid in the future. Our future payment of dividends will depend upon many factors, including our financial conditions, earnings, capital requirements of its businesses, legal requirements, regulatory constraints, industry practice, and other factors that our Board deems relevant.

The laws of the British Virgin Islands provide limited protection for minority shareholders, so minority shareholders will have limited or no recourse if they are dissatisfied with the conduct of our affairs.

Under the laws of the British Virgin Islands, there is limited statutory protection of minority shareholders other than the provisions of the BVI Business Companies Act (as amended), which we refer to as the Act, dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of a BVI company and are entitled to have the affairs of the company conducted in accordance with the Act and the memorandum and articles of association of the company. As such, if those who control the company have persistently disregarded the requirements of the Act or the provisions of the company’s memorandum and articles of association, then the courts will likely grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (ii) acts that constitute fraud on the minority where the wrongdoers control the company; (iii) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (iv) acts where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded to minority shareholders under the laws of many states in the United States.

Under the laws of the British Virgin Islands, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most U.S. jurisdictions.

The directors of a BVI corporation, subject in certain cases to court approval but without shareholder approval, may implement a reorganization, merger or consolidation, the sale of any assets, property, part of the business, or securities of the corporation, subject to a limit of up to 50% of such assets. The ability of our Board to create new classes or series of shares and the rights attached by amending our Amended and Restated M&A without shareholder approval could have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our ordinary shares at a premium over then current market prices. Thus, our shareholders may have more difficulty protecting their interests in the face of actions by our Board or our controlling shareholders than they would have as shareholders of a corporation incorporated in another jurisdiction.

In addition, our directors do not have terms of office, and they hold office until such director’s resignation, removal from office, death or incapacity. In connection with the adoption of the 2010 Rights Plan, we amended our memorandum and articles of association to provide that directors may only be removed by shareholders for cause. Under our Amended and Restated M&A, annual meeting of shareholders are no longer required. Since 2010, we have not held any shareholders meetings. We follow home country practice with respect to annual shareholders meetings and are not obligated to hold annual meetings of shareholders.

If securities analysts do not publish research or reports about our business or if they downgrade our shares or our sector, our share price and trading volume could decline.

The trading market for our ordinary shares has been affected in part by the research and reports that industry and financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who cover us downgrade our shares or our industry, change their views regarding the shares of any of our competitors, or other companies in our industry, or publish inaccurate or unfavorable research about our business, the market price of our shares could decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline.

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

On July 1, 2011, we purchased 100% of the equity of Concord Group for a combination consideration of cash and stock for a total value of $42.9 million. Concord Group provides electric solutions with end-to-end design, engraving, engineering, procurement, project management, construction and commissioning, and maintenance, active in the rail industry in Singapore, Qatar, UAE and Saudi Kingdom and the building retrofit market in Singapore.

On April 1, 2013, we purchased 100% of the equity of Bond Group for a purchase price of $73 million, payable 50% in cash and 50% in ordinary shares of Hollysys. The stock will be issued to the Bond Group shareholders in three installments over three years, 60% of which are incentive shares and will be based on certain performance targets for calendar years 2013 and 2014. Additional ordinary shares, as a premium on performance, will be issuable to the Bond Group shareholders, if Bond Group outperforms the established targets, but the premium will not exceed 15% of the total incentive shares in any case. The operating results of Bond Group have been included in our consolidated financial statements effective from April 1, 2013. Bond Group provides complete mechanical and electrical solutions with end to end capabilities in design, engineering, procurement, project management, construction and commissioning, and maintenance to a wide array of industries, including factories, data centers, banks, hospitals, airports, power stations, gas and instrumentation plants, hotels, commercial centers, residential buildings and infrastructure works. We seek to take advantage of Bond Group’s strong presence and brand name in Southeast Asia and to strengthen our Southeast Asian business.

On November 24, 2015, we established CECL to explore the market in Qatar. CCPL has a 49% direct ownership of CECL and the remaining 51% equity interest is held by a nominee shareholder. Through a series of contractual arrangements, CCPL is entitled to appoint majority of directors of CECL who have the power to direct the activities that significantly impact CECL’s economic performance. Further, CCPL is entitled to 95% of the variable returns from CECL’s operations. As a result, despite of its minority direct ownership of CECL arrangements, CCPL is considered the primary beneficiary of CECL.

In July 2016, Beijing Hollycon Medicine & Technology. Co., Ltd. (“Hollycon”), previously as one of our subsidiaries, issued new shares for an aggregate cash consideration of $30,943 to new investors. At the same time, we disposed 0.6% of our equity interest in Hollycon for cash consideration of $464. These two transactions resulted in dilution of our equity interests in Hollycon from 51% to 30%. According to the revised article of association, Hollycon was managed by a board of directors comprising of a total 5 members, of which, we can appoint two directors while the other three shareholders can appoint one director each. We can also appoint the chairman of the board. All major management and operation decision need be approved by the board and requires approval by at least 2/3 of board directors. Profits are allocated to shareholders based on the percentage of respective initial investment. We lost control over Hollycon upon the completion of the two transactions set out above, but maintained significant influence over Hollycon, and accounted for the investment in Hollycon under equity method. Upon the deconsolidation date, we recorded the retained non-controlling equity investee at fair value of $22,737 and recognized a gain of $14,514. The fair value of retained non-controlling interest in Hollycon was measured using a discounted cash flow approach. Key estimates and assumptions include the amount and timing of future expected cash flows, terminal value growth rates, and discount rate.

In July 2017, BCPL, our wholly-owned Singapore subsidiary, and a Malaysian citizen (the “Trustee”) entered into a trust deed, under which, 49.1% of BCPL’s equity interests in Bond M & E Sdn. Bhd. (“BMJB”), a Malaysian company, which previously was a 100% subsidiary of BCPL, was transferred to the Trustee. According to the trust deed, all of the beneficial interests in BMJB belong to BCPL and the Trustee shall hold the legal title of the transferred shares on trust for and act on behalf of BCPL absolutely. Any dividend, interest and other benefits received or receivable by the Trustee will be transferred to BCPL. The Trustee shall exercise the managerial rights and voting power in a manner directed by a prior written notice from BCPL. The Trustee shall be obligated to vote in the same manner as BCPL in the absence of any written notice. In addition, an undated Form of Transfer of Securities with the transferee’s name left blank was duly executed by the Trustee and delivered to BCPL. Therefore, BCPL can transfer the 49.1% of equity interests to any party at any time without further approval by the Trustee. Accordingly, the Company believes it holds all beneficial rights, obligation and the power of the 100% equity interest in BMJB, and therefore consolidates 100% of equity interests in BMJB into its financial statements.

In August 2018, we transferred 100% of our equity interest in Beijing Hollysys Intelligent Technologies Co., Ltd. (“Hollysys Intelligent”), a wholly owned subsidiary, to Ningbo Hollysys Intelligent Technologies Co Ltd. (“Ningbo Hollysys”) in exchange for a 40% equity interest in Ningbo Hollysys. Upon the transfer of the equity interest, we lost control of Hollysys Intelligent and therefore, deconsolidated the subsidiary.

The Securities and Exchange Commission, or SEC, maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Our web site address is http://www.hollysys.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report.

B.	Business Overview

Our Mission

Automation for better life.

Overview

We are a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging our proprietary technology and deep industry know-how, we empower our customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. We derive our revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, we deliver the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, we provide advanced signaling control and SCADA systems for high-speed rail and urban rail (including subways). Internationally, through the acquisitions of Concord Group and Bond Group in 2011 and 2013 respectively, we are expanding and deepening our ability to offer mechanical and electrical solutions in design, engineering, procurement, project management, construction and commissioning, and maintenance to a wide range of industries, such as manufacturing, banks, hospitals, airports, power plants, commercial centers, hotels, and infrastructure works.

Founded in 1993, with technical expertise and innovation, we have grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. As of June 30th, 2019, we had cumulatively carried out more than 25,000 projects for approximately 15,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which we have established leading market positions. According to Frost & Sullivan, we are the largest Chinese company in the domestic automation market by various metrics including contract amount of DCS solutions in the power sector in 2018, ATP sets sold from 2015 to 2018, and contract amount of urban rail SCADA systems in 2018. With our strong customer base and highly-reputable brand, we believe we are well positioned to capture opportunities from untapped growth potential in China and around the world.

Our Business Platform and Value Proposition

Our highly-scalable and adaptable business platform is based on three key complementary pillars:

●	Proprietary and core technologies
●	In-depth understanding of our clients’ industrial processes
●	Dedicated pursuit of customer satisfaction

Our suite of integrated solutions offers customers the following value propositions:

●	Compliant with international standards
●	Leading functionality and quality
●	Strong product safety and reliability
●	Highly flexible customization

●	Cost-effective solutions
●	Comprehensive service capability

Solutions, Products and Services

Industrial Automation:

We are able to deliver the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. Historically, we focused our efforts on the area of DCS (Distributed Control System), which is a network of controllers, sensors, actuators and other devices that can be programmed to control outputs based on input conditions through logic calculations. In an automated production line, sensors or so-called “instrumentations” are distributed across the production facility to monitor sub-systems like the robots, CNC machines, and logistic tools. These sensors are like human eyes, which monitor the process, and detect any abnormal situations. The information collected from those sensors is then transmitted to the DCS for centralized data processing through communication networks. The central computer (brain) processes information and generates commands, based on sophisticated algorithmic and pre-set parameters. These commands are then sent to actuators (muscles/bones) through communication devices to execute the orders and maintain production flow. We are as well a player in the PLC market, where the products are mainly used in discrete control and applied to a wide array of industries. PLCs are usually integrated together into machines to provide control at machinery level.

Our comprehensive suite of automation solution consists of third-party hardware-centric products such as instrumentation and actuators, our proprietary software-centric DCS/SIS (Safety Instrumentation System)/PLC, and valued-added software packages such as RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), and HolliAS APC Suite (Advanced Process Control Package), etc. Our solution has been widely used in process industries involving continuous flow of material handling, such as power generation and petro-chemical, while we have also served clients from metallurgy, building materials, pharmaceutical and food & beverage, etc. Our client base includes large state-owned enterprises, multi-national companies, and other domestic companies. Some of our renowned customers include the five major Chinese power generation companies, the three major Chinese petroleum companies, and international companies such as BASF, etc. We have also obtained customers from India and Southeast Asia within similar industries.

Meanwhile, the development of equipment and process level automation in China has gradually increased production digitalization, which has created opportunities for the development of digital factory. Compared with equipment and process automation, digital factory bring production and management into greater coordination. The realization of such requires the integration and processing of data of different verticals covering equipment, production line, workshop and corporate administration level. We have put forth our digital factory initiative in the year 2018 and have successfully signed several breakthrough contracts with our existing customers from power and chemical industry.

We also command a position in Chinese nuclear power automation and control market as the only qualified local automation and control product provider to the non-safety control for both nuclear island and conventional island of nuclear power reactors in nuclear power stations. We provide our HOLLiAS MACS-N DCS product to China’s nuclear power industry. The know-how was accumulated from our industrial DCS applications in high-end, conventional energy power plants, with much more sophisticated software and hardware specifications, and more stringent production and quality assurance process. In a nuclear power station, the nuclear island operates to transform nuclear energy to heat energy, and pass on the steam generated by the steam generator to the conventional island, where steam drives the turbine to generate the electricity, and pass on to the transformer for loading onto the grid.

Rail Transportation:

We have branched out from the industrial automation domain into the subway and high-speed rail businesses, leveraging on our core competency and strong research and development capabilities, and have already established a key position in the high-speed rail signaling market and subway SCADA market.

In high speed rail business, our core proprietary product lines includes TCC (Train Control Center) and ATP (Automation Train Protection). An ATP essentially acts as the train over-speed protection mechanism. It collects real-time information like speed limit ahead, train operation status, line data, instructions from train control center, and then combines that information with the train parameters to produce train protection curves. In case of any human errors, like driver’s negligence at the red light, it applies emergency brakes automatically. TCCs is an on-ground control center at railway stations or equipment stations which monitor route condition, track status, train schedules, distance between trains, and the working status of other essential function devices, and then through logic calculation, generate control instructions and commands. The command information from the TCC is then transmitted to the ATP located on the locomotives/trains, through track circuits and electronic beacons located at various points along the railway line, or wirelessly.

Besides ATP and TCC, we also provide other signaling products in high speed rail market, such as ATO (Automatic Train Operation system), Track Circuit, LEU (Line-Side Electronic Unit), BTM (Balise Transmission Module), TSRS (Temporary Speed Restriction Server), RBC (Radio Block Center) and CBI (Computer Based Interlocking), etc. China Railway Corporation employs its own administrative admission system and set specific standards for the high-speed rail signaling products deployed in China’s high-speed rail lines. In addition to having our products certified under those domestic standards, we have redesigned the whole set of our high-speed rail signaling systems to better compete in the rail market outside of China. Most of our high-speed rail signaling products have passed European Safety Standards SIL 4 certification. For high-speed rail business, CRC and local provincial rail bureaus are our major customers. We are also the supplier of the entire high-speed rail signaling system to Shenzhen-Hong Kong high-speed rail line for the Hong Kong MTR, which marked our breakthrough into the international high-speed rail signaling market.

In subway business, our core product is SCADA system. It is an open software platform to enable integrated and unified monitoring of all necessary sub-systems of the subway, including the Power Supervisory Control and Data Acquisition System, Building Automatic System, Fire Alarm System, Platform Screen Door System, Access Control System, Closed Circuit Television, Passenger Information System, Passenger Train Information System, and Alarm System. Our performance records cover numerous cities in China, include Beijing, Guangzhou, Shenzhen, Tianjin, Dalian, Wuhan, Chengdu, Lanzhou and Hohhot, etc. Our international performance records include Thomson & Eastern Region Lines in Singapore and Shenzhen-Hong Kong high-speed rail line. Based on our strong research and development capability and technical know-how of signaling application accumulated from high-speed rail, we have also developed our proprietary subway signaling system certified under European safety standards. The current subway signaling market is predominantly occupied by multi-national corporations, such as Siemens, Alstom and Thales.

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

Project Implementation:

We establish a project group of sales engineers, technical engineers and project management professionals for each of our potential customer to provide them total integrated solutions tailored to their specific requirements. The sales engineers and technical engineers work together to offer the best customized solutions from understanding customer’s detailed requirements through on-site studies. The technical engineers are responsible for hardware assembly, software configuration, testing and installation, commissioning and trial operation, and start-up and training; while the project management professionals oversee budgetary matters, coordinate the work force, ensure adequacy of resources and monitor progress and quality to ensure the timely completion of each project.  Our integrated solutions projects involve one or more of the following activities:

●	Solution planning – We provide our customers with strategic and tactical reviews of their current operations and future requirements. The planning includes defining client business requirements, developing appropriate hardware and software, and selecting preferred technology.

●	Solution design – We detail the industry specifications and implementation tactics necessary to achieve our customer’s objectives. Hollysys also take into consideration the integration of the hardware and software deployed in our integrated solution with the existing ones of the customer, and the ongoing management followed Examples of these services include defining functional requirements for the system and our components, developing integration plans and designing of customer-specific system and services applications.

●	Solution implementation –We install the recommended systems and provide essential services throughout the solution implementation process, to better meet our customers' specific requirements. Key activities include project management, hardware procurement and production, software development, configuration and field installation and testing, and development of customized system and services management applications.

Our proprietary technology and products based integrated solutions create value for our customers and improve their competitive strengths by:

●	Generating synergy and improving efficiency of our customers through integrating communications, marketing and service functions;

●	Utilizing our industry and process knowledge to develop customized solutions that improve the efficiency of our customers;

●	Providing a software platform for the optimization of management operations, which provides real-time automation and information solutions throughout a business; and

●	Offering maintenance and training services to our customers, which help to cut costs and improve operating efficiency.

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

Integrated Solutions Contracts

The main channel through which we get our automation system business is the procurement bidding process. Customers seeking bids propose their requirements and specifications in legal bidding documents and those companies that are interested in obtaining these contracts make a bid in written form. If we win the bid, we finalize an integrated solutions contract. We derive a large percentage of our total consolidated revenues from the integrated solutions contracts that we win through the bid process. In addition, we also generate revenue from products sales of spare parts and component products to customers for maintenance and replacement purposes after the completion of the integrated solution solutions contract, and from provision of service such as maintenance and training which tends to provide a recurring revenue stream.

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

The major terms of an integrated solution contract include solution planning and design, system installation, customer acceptance, payment milestones and warranty. The process of fulfilling an integrated solutions contract consists of the following four stages:

●	Solution planning and design - We provide customers with a customized plan for achieving the required solution by establishing a project group for each contract. The project group includes system engineers who propose and discuss and agree on the system design and implementation plan with the technical personnel of the customers.

●	System manufacturing and installation - Based on the design and implementation plan, and in accordance with the project schedule, we enter into the process of purchasing the necessary hardware, manufacturing components for the hardware, developing software platform, re-configuring the software embedded in the hardware, and fabricating the integrated hardware into cabinets, on-site installation and testing, and training customer’s personnel about how to use the automation and total solution.

●	Customer acceptance - The procedures for customer inspection and acceptance of the system are typically contained in the contracts. The initial inspection usually occurs when the hardware is delivered to the customer’s site for the purpose of detecting any obvious physical damage during shipping and to confirm that the entire order was delivered. A final acceptance will be performed upon the satisfaction of integrated solution testing.

●	Warranty period - The integrated solutions contracts customarily provide our customers with a one-year warranty (although sometimes the warranty period may be more than one year depending on the customer and the negotiations for the contract), which runs from the date of the final customer acceptance. The end of the warranty period represents fulfillment of the entire contract.

Because of the nature of customized integrated solutions contracts, a customer does not have the right to return the products that we deliver, so long as such products conform and perform to the customer’s specification. Prior to delivering our products to a customer’s site, we perform an internal test to ensure that the automation system works as intended. After installing the products on a customer’s site, any problems are solved during trial runs. Once the testing requirements have been satisfied, a customer will execute a customer acceptance document, which marks the beginning of the warranty period. Due to the nature of this process, many companies in the automation systems business generally do not carry product liability insurance.

The size of an integrated solutions contract is determined by a customer’s needs in terms of the amount of equipment needed and the complexity of the integrated solution. The size of an integrated solutions contract drives the revenues generated by the contract. Because certain contracts will require working periods longer than one year, the best way to measure the contract revenue realized is to use the percentage-of-completion or cost-to-cost method. Ultimately, our revenue stream will be driven by the average price of an integrated solutions contract and how many integrated solutions contracts have started in each reporting period.

Our backlog of contracts presents the amount of unrealized revenue to be earned from the contracts that we have won. Accordingly, any increase or decrease in new contracts won by us, or any change of scheduled delivery dates will have a future impact on our future revenue streams. In the event of a delay in the delivery schedule, then the time of inspection, installation, trial run and customer acceptance will be delayed accordingly, all of which will affect our revenue recognition. If the delay of delivering the specified automation systems was a result of our inability to deliver the system on a timely basis, then we will be held responsible for this delay, in accordance with the terms specified in the respective integrated solutions contracts.

Markets

Industrial Automation Market

Industrial automation is divided by application into discrete automation, which is used in manufacturing and assembly of distinct items (such as automobiles, semiconductors and household appliances), and process automation, which is used in process manufacturing of undifferentiated products (such as power generation, petrochemicals and chemicals). China’s industrial automation market is poised for accelerated growth. According to Frost & Sullivan, total contract amount from industrial automation in China grew at a 4.9% compound annual growth rate, or CAGR, from 2014 to 2018 and reached RMB201.7 billion (US$30.1 billion). This market is estimated to grow at an 11.1% CAGR from 2018 to 2023 and reach RMB339.2 billion (US$50.6 billion), with process automation taking the lead. A few industry verticals including chemicals and petrochemicals, power, machinery and automotive and transportation accounted for the largest share of the industrial automation market in 2018. DCS solutions account for the majority of process automation market in China in terms of contract value amount. Chemicals and petrochemicals and power, two of the largest industry verticals for DCS solutions, are expected to grow at CAGRs of 14.5% and 5.8%, respectively, from 2018 to 2023 according to Frost & Sullivan.

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

The drivers for industrial automation market in China are the followings.

Rising labor costs. As labor costs in China rise while the cost of automation control systems decline due to domestic production and other factors, industrial automation solutions are expected to become more valuable, affordable and in-demand by Chinese industrial firms.

Growth of end market. As China’s economy evolves, multiple sectors are expanding, giving rise to the need for industrial automation solutions. Such sectors include nuclear power, waste incineration and biomass power, chemical and petrochemical, semiconductor and electronics, and healthcare.

Maintenance and replacement of existing industrial automation systems. The massive scale of existing industrial automation, driven by strong growth in recent years, and the limited designed service life of automation equipment, generally 10 to 15 years, should create significant need for maintenance and replacement, which are expected to sustain long-term demand for industrial automation. Such sectors include thermal power, chemical and petrochemical, food and beverage, semiconductor and electronics, household appliances, and healthcare.

Industry-wide upgrade. The transformation of entire industries by the emergence of data-driven smart manufacturing and IIoT is expected to generate a high volume of new deployment needs for industrial automation, which in turn, is expected to generate recurring needs for maintenance and upgrade.

Favorable policies. The Chinese government is actively promoting environmental protection, energy conservation and industrial transformation and upgrade in to achieve a more sustainable course of development, which also gives rise to market opportunities for automation solution providers.

Several noticeable trends of the market have to be mentioned. Domestic players in PRC industrial automation market have substantially improved their brand name and R&D capability, which enables them to penetrate high-end market segments that have traditionally been dominated by multinational companies, such as Emerson, Honeywell and Siemens. Domestic players are expected to leverage their deep knowledge of domestic customers and proven track record to win market share in specific strategic industries. Market dynamics will favor industry-leading players who have the capability and resources to provide customized solutions, high quality products, greater flexibility and faster response. Recent entrants and smaller-scaled players are expected to be marginalized from the competition due to lack of technology competitiveness, demonstrated service capabilities and shorter track record.

We are well-positioned to benefit from China’s nuclear power development. At present, China’s nuclear power sector is relatively underdeveloped, with the vast majority of power generated by coal-fired power plants. According to China Nuclear Energy Association, as of June 30, 2019, there were 47 nuclear reactors in commercial operation in China. For the first half of 2019, electricity generated by nuclear power accounted for approximately 4.75% of total electricity generated within China, lagging far behind the world average of 15%, with France being the highest with 70% of its power generated from nuclear power plants.

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

According to Frost & Sullivan, China’s high-speed railway operating mileage, currently the largest in the world, grew at a 15.2% CAGR from 2014 to 2018 and reached 29,100 km. By the end of the 12th Five Year Plan, the total length of China’s high-speed railway reached 19,000 kilometers. Under the 13th Five Year Plan, another 11,000 kilometers of high-speed railway will be built by the end of 2020, making a total length of 30,000 kilometers, covering over 80% of China’s major cities. A more comprehensive network of “Eight Horizontals and Eight Verticals” will be in place by 2025, surpassing the previous “Four Horizontals and Four Verticals”, making inter and intra-regional railway transportation more efficient and convenient. According to Frost & Sullivan, the high-speed rail control system market is expected to grow at 11.7% CAGR from 2018 to 2023 and reach RMB29.2 billion (US$4.4 billion), with maintenance and replacement accounting for a rapidly growing share of expenditures. As one of the three high-speed rail signaling products providers in the C2 category in China, and one of the three high-speed rail signaling products providers to the C3 segment, we believe that Hollysys is well positioned to benefit from this unprecedented, world leading high-speed railway build-out.

According to the development plan for a modern comprehensive transportation system during the 13th five-year-plan published by the State Council, total length of subway lines under operation by 2020 will be 6000 km, compared with 3300km by the end of the 12th five-year-plan period. According to Frost & Sullivan, total operating mileage of urban rail transit in China grew at a 16.4% CAGR from 2014 to 2018 and reached 4,766 km in 2018. Such is expected to reach 9,276 km in 2023, representing a CAGR of 14.2% from 2018 to 2023.

The drivers for rail automation market in China are the followings.

Urbanization. Rapid urbanization and regional economic integration in China are expected to continue to drive new construction of high-speed rail and urban rail transit. In addition, the demand for more efficient operation of high-speed rail and urban rail transit systems is expected to also generate demand for rail automation in China.

Renewal and upgrade. The massive scale of high-speed rail and urban rail transit networks is creating a growing need for renewal, replacement and upgrade of rail automation equipment, as high-speed rail signaling control systems have designed service lives of 10 to 15 years and urban rail signaling systems have designed service lives of 15 years.

Favorable policies. Ambitious PRC government policies such as the Eight Horizontal and Eight Vertical High-speed Railway Corridors Project, Belt and Road Initiatives, and High-speed Railway Diplomacy is expected to sustain growth in the rail automation market.

Moreover, domestic firms have made substantial breakthroughs in building control system technologies and are expected to accelerate import substitution in China’s rail automation market. The share of domestic equipment and system is expected to increase. Also, a wider adoption of fully automatic train technology that allows “driverless” trains to be managed automatically by the system without a train conductor marks the next stage for automation of railway and urban rail.

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

Competition and Our Strengths

In industry automation business, we believe our major competitors are multi-national corporations, such as ABB, Honeywell, Emerson and Siemens. Supcon, a local private company affiliated with Zhejiang University, is among our primary competitors as well. In Southeast Asia and the Middle East markets, our principal competitors for industrial automation are multinational corporations such as ABB, Siemens, Emerson, Yokogawa and Honeywell.

In the PRC high-speed rail business, given the administrative admission system employed by China Railway Corporation and the governing of national rail technology standard, the China Train Control Standard (CTCS), we are facing less competition from multi-national companies. Currently, Hollysys is one of the three entities that supply signaling products to China’s 200-250km/h segment of the high-speed rail market. The other two are China Academy of Railway Science and Zhuzhou CRRC. Hollysys is one of the three signaling product providers to China’s 300-350km/h segment of the high-speed rail market. The other providers are CRSC and China Academy of Railway Science. In SCADA market, we mainly compete with Nanjing Automation Research Institute (NARI). In the nuclear automation segment, we mainly compete with multi-national corporations such as Siemens, Areva, and Invensys. The major competitors in the international rail and subway signaling markets are Bombardier and Alstom.

For the mechanical and electrical solutions business, the main competitors for Concord and Bond Groups include Bintai Kinden Corporation Berhad, PJI Holding Berhad, and LFE Corporation Berhad, Kurihara, Sanyo, Bintai KDK and Gammon Construction.

We believe that our key competitive advantages edge are the following:

●	Market leadership with strong reputation.

We are one of the largest automation control system solutions providers in China, playing a key part in many verticals in which we operate in China. For example, according to Frost & Sullivan:

●	In the power sector, we were the largest Chinese company in terms of (i) the contract amount of DCS solutions in 2018, with a market share of 15.8%, (ii) the number of newly-constructed thermal power units equipped with DCS solutions in 2018, with a market share of 37.5%, and (iii) the number of nuclear power units with generating capacity above 600MW as of December 31, 2018, with a market share over 50%. In terms of cumulative thermal power units with generating capacity above 300MW as of December 31, 2018, our DCS solutions commanded a market share of 18.8%. In terms of the cumulative number of waste incineration power plants as of December 31, 2018, our DCS solutions enjoyed a market share of 42.5%.

●	In the high-speed rail sector, we were the largest company in terms of ATP sets sold from 2015 to 2018, with a market share of 39.2%, and in particular our market share for CTCS-2 ATP sets sold commanded 50.6% of the market share from 2014 to 2018. We were the second largest company in terms of TCC contract coverage mileage from 2015 to 2018, with a market share of 24.7%.

●	In the urban rail sector, we were the largest company in terms of SCADA system contract amount from 2015 to 2018, with a market share of 14.2%.

Our solid leadership position rests not only on market share, but also on our continued innovation and breakthroughs in the industry in China. We were the first to achieve the following feats in China’s automation market, according to Frost & Sullivan:

●	1st domestic DCS with practical application (1993);
●	1st domestic nuclear power station computing system to enter operation (1997);
●	1st domestic railway transportation SCADA (2002);
●	1st proprietary domestic large-scale PLC system (2007);
●	1st passenger line with CTCS-2 Train Control System (2008);
●	1st GW Nuclear Power Station Digital Instrumentation Control System (2011);
●	1st to introduce CTCS-3 category high-speed rail control system in an overseas market (2012);
●	1st domestic SIS (2012); and
●	1st and only Chinese company to provide DEH control system for gigawatt power plant (as of 2018).

As evidence of our strong reputation, we have been actively involved in setting industrial standards, and have received numerous awards and industry recognitions. Notably, we have:

●	Led or participated in the formulation of national standards including industrial enterprise information integration system standards, urban rail transit integrated supervision and control system design specifications, industrial-process measurement, and reference model for control and automation production facility (digital factory).

●	Obtained national-level recognitions including PRC State Council’s State Science and Technology Progress Award, National Development and Reform Commission’s State Accredited Enterprise Technology Center, Ministry of Science and Technology’s Technology Innovation Demonstration Enterprise, and the Ministry of Industry and Information Technology’s designation as an Intelligent Manufacturing System Solutions Provider (among the first to receive the designation) and award for excellence in Industrial Internet App Solutions in 2018.

●	Received product and service quality awards from Hong Kong’s Mass Transit Railway (MTR) for five consecutive years, including the Gold Quality Award in 2016, the highest honor given by MTR in respect to project quality management.

●	Proven credentials with high barriers to entry.

Our proven credentials of qualification, project experience and reliability record have formed strong barriers and a self-reinforcing virtuous circle that has enabled us to stand out among our competitors.

In China, we are the only domestic company qualified to design and manufacture non-safety control systems of nuclear power plants, the only SIS provider on the National Safety Bureau’s 2017 Directory for the Promotion of the Advanced and Replacement of the Obsolete in Safety Technology and Equipment, and one of the only three companies qualified to provide high-speed rail signaling products in both CTCS-2 and CTCS-3 categories, as well as to design and construct Chinese high-speed rail ATO control systems. In the overseas market, our rail signaling systems and SIS have attained the highest European safety standard certifications.

Among the over 25,000 projects completed since our founding days, we have steadily climbed the ranks and undertaken some of the most sophisticated and challenging projects for increasingly demanding customers in China. Our integrated and balanced teams including R&D staff, engineers and project management have accumulated invaluable relevant experience and in-depth industry knowledge of our customers’ industry verticals. These valuable credentials were built through decades of dedication and commitment and are critical in enabling us to win bids.

Our customers operate in industries with some of the most stringent safety and reliability requirements such as nuclear power and high-speed rail, where small system malfunctions could lead to disastrous accidents. We have always put safety first and implemented comprehensive procedures to ensure the highest safety standards. As a result, we have maintained an outstanding safety record throughout our 25-year history, and potential customers come to us because of our reputation for safety and reliability.

●	Integrated, customized solutions leading to high customer satisfaction and stickiness.

With comprehensive system integration capabilities as our backbone, we offer customers one-stop shop total solutions and deliver convenient and economic solutions, which significantly mitigate system compatibility risks.

We go further by providing tailor-made solutions with our proprietary technologies, which we can readily adapt and customize to meet varying needs. We form dedicated teams composed of complementary groups of sales personnel, and hardware and software engineers from a variety of disciplines to understand our customers’ specific needs early on, identify feasible action items, and customize to their satisfaction. Our customization approach has proven value proposition particularly in our home market, where many customers have developed their own production processes, and many others are becoming more sophisticated in their demand, according to Frost & Sullivan.

Our customized total solutions are inherently highly-integrated into our customers’ business operations, which makes it costly and time consuming for our customers to switch to other providers. Our engineers on the ground have close and frequent contact with our customers as they perform routine maintenance and inspection. We believe our customers’ reliance on our systems and personnel provides us with unique advantages in generating recurring revenue from services and upgrades, and securing new business from our customers and their affiliates. Our products sold and services rendered as reported in our income statement were mainly derived from existing customers after their initial purchase of our integrated solutions contract. We believe we shall continue to benefit from the structural upgrade and replacement opportunities in some of China’s largest industries.

●	Strong technology, engineering and R&D capabilities.

Technology is at the core of our competencies, and rooted in our engineering background and innovative culture. Among other automation control systems, we have successfully developed our own proprietary DCS, PLC, high-speed rail and urban rail signaling and certified SIS systems. We are also proactively embracing the era of IIoT and have attained achieved an early leading position in this area, as evidenced by our capacity to provide smart manufacturing solutions, and our recent awards from the 2019 Industrial Internet Summit including Excellent Data Collection and Edge Computing Technology Provider, Excellent Industrial PaaS Provider and Excellent Industrial SaaS Provider. As of June 30, 2019, we held 221 software copyrights, 126 authorized patents, 64 pending patent applications and 44 registered trademarks.

We employ a platform-based, modular technology system, which enables us to use basic modules as building blocks and quickly develop entire systems that can be adapted to various needs. Such flexibility and adaptability enable us to quickly respond to changing customer needs, and apply our solutions to new customers by combining the appropriate modules along with our industry and customer know-how.

We have in place a full suite of infrastructure that gives rise to strong R&D capabilities, including research facilities and labs in Beijing, Hangzhou, Xi’an and Singapore. As of June 30, 2019, our dedicated R&D and technology teams had over 1,500 staff, representing over 40% of our total workforce. We also collaborate with Academecians from the Chinese Academy of Engineering on R&D endeavors in relevant areas including automation, digitalization, smart manufacturing and industrial information security. We adopt a market-driven approach, in which we strategically focus our R&D on the parts of the value chain that we excel at and our future targeted markets, while we continuously upgrade our technology from project experience. We have spent approximately 6 – 7% of our revenues on research and development each year.

●	Visionary and professional board and management team.

Our visionary and professional board and management team is led by our Chairman and CEO, Mr. Shao Baiqing. Mr. Shao has served the Company for more than 25 years starting as one of the engineers amongst the Company’s founders. During his tenure at the Company, Mr. Shao has accumulated in-depth know-how across core functions, including R&D, operations, supply chain management, marketing, finance and business development. Mr. Shao accumulated extensive experience through the inception and rise of China’s automation industry, and is widely regarded as an industry leader with significant influence in China. He has served as the Vice President of China Instrument and Control Society, and was awarded “Leader of China’s Integration of Industrialization and Digitalization” in 2017. He holds a master’s degree in computer science from the 6th Research Institute of China Electronics Corporation and an MBA degree from Peking University. In recognition of his leadership and expertise in science and technology, he is entitled to a special expert allowance from the PRC State Council.

Our directors and senior management have on average over 20 years of professional experience. They bring together complementary expertise and insights from technology, finance, academia and capital markets. Most of our board and senior management members have served for more than 10 years with our company, and their strategic vision and successful execution of our strategy have enabled us to achieve operational excellence and various breakthroughs in our business.

Strategy

We intend to achieve our mission through the successful execution of the key elements of our development strategy, which include:

●	Strengthening market leadership and expanding market shares

As the market leader for automation control system solutions, we intend to continue to focus on our existing businesses in industrial automation and rail transportation, and expand our market share in these fields. We seek to capitalize on the opportunities arising from structural upgrades and replacements, and provide more thoroughly-designed and comprehensive solutions packages. We will continue to build up our track record and attract more customers, and further consolidate our market position.

Together with our associates, we plan to further expand our business into more industry verticals with tremendous market potential and favorable policy, such as renewable energy, environmental protection, energy conservation, healthcare, urban rail signaling and food & dining. Leveraging our proprietary and highly adaptable technologies, broad industry knowledge, dedicated research and development efforts and strategic alliances, we seek to build up industry know-how and our track record in these industry verticals.

●	Further expanding our comprehensive automation solutions matrix

We also seek to enhance our capabilities in the early stages of project cycles, such as project design and planning, and in the later stages such as after-sales maintenance and product upgrade, so as to cover the whole life cycle for automation control projects. In August 2019, we completed an acquisition of a small-size pharmaceutical engineering design company.

Along the value chain of automation control systems solutions, we aim to extend our own-brand components to field devices on the one end, and enhance our cloud services and big data analytics on the other.

●	Continuing to optimize our operations and enhance profitability

We plan to continue our efforts to optimize operating efficiency, increase productivity and enhance profitability. To further streamline the supply chain, we plan to keep the production lines of core components in Beijing while moving the assembly lines of other products closer to suppliers and customers. We also plan to increase intelligent manufacturing at our own facilities, increasing the level of automation and digitalization in our own production processes to achieve efficiency gains and develop new solutions in automation for our clients.

●	Investing in research and development, and our talent

Given the technology-intensive nature of the automation control systems market, we see technology capability and talent as our core competencies. We have been seeking and will continue to seek to improve our existing products and services and develop new technologies, applications, and platforms. We plan to continue to invest in R&D both in China and abroad and to collaborate with multinational corporations, to ensure that our proprietary technologies remain industry leading. Specifically, we aim to invest in developing and refining our solutions in urban rail signaling, smart manufacturing and industrial internet of things.

Our team of talented researchers and engineers is a key contributing factor to our market leadership. We aim to recruit and retain top-notch talent with well-designed incentive programs. We plan to enhance collaboration with experts from the Chinese Academy of Sciences, the Chinese Academy of Engineering, and international research institutes to further enhance our research and development capabilities, and create a conducive environment for their research and development efforts. We also plan to strengthen our innovation and incubation efforts at our newly-established innovation center and research institute in Beijing.

●	Exploring international business opportunities and expanding overseas presence strategically.

We have established sales networks in Singapore and Malaysia through our Concord and Bond operations. We plan to continue our internationalization in multiple aspects, including sales channel, manufacturing center and research center. If suitable opportunities arise, we may consider overseas acquisition to achieve our business goals.

We will continue to accompany our Chinese customers as they go global. We also plan to jointly develop overseas projects with international partners. For example, we have recently formed a strategic partnership with Arup, one of the largest global engineering consulting firms, to develop and implement world-leading intelligent solutions and expand into overseas markets together.

●	Executing our 3+1+ N strategy.

We have developed our “3+1+N strategy” (three strategic areas + one set of new technologies + expansion into numerous other industry verticals). We aim to upgrade our capabilities in three strategic areas, industry, rail transportation and healthcare using a suite of new technologies including industrial internet, industrial big data and artificial intelligence to create a more digital, integrated and flexible production process with higher efficiency and better management control. For example, we have built an automated production facility in Beijing, which serves to enhance our own production and showcase the success of our upgrade initiative. We believe this type of transformation can be replicated for customers across numerous industry verticals, and unlock the enormous potential from data-driven smart manufacturing for decades to come.

Furthermore, as a leader in industrial automation control in the world’s leading industrial economy, we are uniquely-positioned to help foster an ecosystem for the Industrial Internet of Things. Our control systems in thousands of industrial plants across China collect real-time data on production processes and serve as the secure point of implementation for digital solutions developed with data analytics to automate, synchronize and enhance industrial operations. We seek to bring together end users (plants, factories, utilities), cloud service providers, application developers and systems integrators to collaborate efficiently using common standards to realize the promise of industrial internet.

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

Regulation

This section sets forth a summary of the most significant laws, rules and regulations that affect our business activities in the PRC or our shareholders’ rights to receive dividends and other distributions from us.

Regulations on Company Law

Pursuant to the PRC Company Law, promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”) on December, 29 1993, effective as of July 1, 1994, and as revised on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018, the establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law. The PRC Company Law defines two types of companies: limited liability companies and limited stock companies.

Our PRC subsidiaries are all limited liability companies established under the PRC Company Law. Unless otherwise stipulated in the related laws on foreign investment, foreign invested companies are also required to comply with the provisions of the PRC Company Law.

Regulations Relating to Foreign Investment

Investment activities in the PRC by foreign investors are mainly governed by the Guidance Catalog of Industries for Foreign Investment (2017 revision), or the Catalog, which was promulgated jointly by the Ministry of Commerce and the National Development and Reform Commission on June 28, 2017 and entered into force on July 28, 2017. The Catalog divides industries into four categories in terms of foreign investment, which are “encouraged,” “restricted,” and “prohibited,” and all industries that are not listed under one of these categories are deemed to be “permitted.” Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, foreign investment in restricted category projects is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations.

In June 2019, the Ministry of Commerce and the National Development and Reform Commission promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, effective July 30, 2019.  The Negative List expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the Negative List where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists.

On March 15, 2019, the Standing Committee of the National People’s Congress passed the Foreign Investment Law of PRC, which will take effect since January 1, 2020. The Law of the People’s Republic of China on China-Foreign Equity Joint Ventures, the Law of the People’s Republic of China on Wholly Foreign-Owned Enterprises, and the Law of the People’s Republic of China on China-Foreign Contractual Joint Ventures shall be replaced at the same time. The Foreign Investment Law of PRC adopts the management system of the negative list for foreign investment. A foreign investor may not invest in a field which is prohibited by the foreign investment access negative list from investment. To invest in a field restricted by the foreign investment access negative list from investment, a foreign investor shall meet the investment conditions set out in the negative list.

Regulations Relating to Intellectual Property

The Standing Committee of the National People’s Congress and the State Council have promulgated comprehensive laws and regulations to protect trademarks. The Trademark Law of the PRC (2013 revision) promulgated on August 23, 1982 and subsequently amended on February 22, 1993, October 27, 2001 and August 30, 2013, respectively, and the Implementation Regulation of the Trademark Law (2014 revision) issued by the State Council on August 3, 2002 and amended on April 29, 2014 are the main regulations protecting registered trademarks. The Trademark Office under the State Administration for Industry and Commerce administrates the registration of trademarks on a “first-to-file” basis, and grants a term of ten years to registered trademarks.

The PRC Copyright Law, adopted in 1990 and revised in 2001, 2010 respectively, with its implementation rules adopted on August 8, 2002 and revised in 2011 and 2013, respectively, and the Regulations for the Protection of Computer Software as promulgated on December 20, 2001 and amended in 2011 and 2013 provide protection for copyright of computer software in the PRC. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with the National Copyright Administration Center or its local branches to obtain software copyright registration certificates.

The Ministry of Industry and Information Technology promulgated the Administrative Measures on Internet Domain Name on August 24, 2017 to protect domain names. According to these measures, domain name applicants are required to duly register their domain names with domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

We have adopted necessary mechanisms to register, maintain and enforce intellectual property rights in China. However, we cannot assure you that we can prevent our intellectual property from all the unauthorized use by any third party, neither can we promise that none of our intellectual property rights would be challenged any third party.

Regulations Relating to Employment

The PRC Labor Law and the Labor Contract Law require that employers must execute written employment contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may constitute criminal offences.

On December 28, 2012, the PRC Labor Contract Law was amended with effect on July 1, 2013 to impose more stringent requirements on labor dispatch. Under such law, dispatched workers are entitled to pay equal to that of full-time employees for equal work, but the number of dispatched workers that an employer hires may not exceed a certain percentage of its total number of employees as determined by the Ministry of Human Resources and Social Security. Additionally, dispatched workers are only permitted to engage in temporary, auxiliary or substitute work. According to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, the number of dispatched workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched workers). The Interim Provisions on Labor Dispatch require employers not in compliance with the PRC Labor Contract Law in this regard to reduce the number of its dispatched workers to below 10% of the total number of its employees prior to March 1, 2016.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. The enterprise may be ordered to pay the full amount within a deadline if it fails to make adequate contributions to various employee benefit plans and may be subject to fines and other administrative sanctions.

Regulations on Foreign Currency Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and last amended on August 5, 2008 and various regulations issued by SAFE and other relevant PRC government authorities, payment of current account items in foreign currencies, such as trade and service payments, payment of interest and dividends can be made without prior approval from SAFE by following the appropriate procedural requirements. By contrast, the conversion of RMB into foreign currencies and remittance of the converted foreign currency outside the PRC for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires prior approval from SAFE or its local office.

On February 13, 2015, SAFE promulgated the Circular on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, effective from June 1, 2015, which cancels the requirement for obtaining approvals of foreign exchange registration of foreign direct investment and overseas direct investment from SAFE. The application for the registration of foreign exchange for the purpose of foreign direct investment and overseas direct investment may be filed with qualified banks, which, under the supervision of SAFE, may review the application and process the registration.

The Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or SAFE Circular 19, was promulgated on March 30, 2015 and became effective on June 1, 2015. According to SAFE Circular 19, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding Account for Foreign Exchange Settlement Pending Payment with the foreign exchange bureau (bank) at the place of registration. The Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, was promulgated and became effective on June 9, 2016. According to SAFE Circular 16, enterprises registered in PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self—discretionary basis, which applies to all enterprises registered in the PRC. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investment with the exception of bank financial products that can guarantee the principal within the PRC unless otherwise specifically provided. Besides, the converted Renminbi shall not be used to make loans for related enterprises unless it is within the business scope or to build or to purchase any real estate that is not for the enterprise own use with the exception for the real estate enterprise.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to SAFE Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which became effective in July 2014, to replace the Circular of the State Administration of Foreign Exchange on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Roundtrip Investments by Domestic Residents through Offshore Special Purpose Vehicles, to regulate foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. SAFE Circular 37 defines a SPV as an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” is defined as direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 stipulates that, prior to making contributions into an SPV, PRC residents or entities be required to complete foreign exchange registration with SAFE or its local branch. In addition, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which amended SAFE Circular 37 and became effective on June 1, 2015, requiring PRC residents or entities to register with qualified banks rather than SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. See “Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.”

Regulations on Stock Incentive Plans

SAFE promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the Stock Incentive Plan Notice, in February 2012, replacing the previous rules issued by SAFE in March 2007. Pursuant to the Stock Incentive Plan Notice and other relevant rules and regulations, PRC residents participating in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and follow certain other procedures. Participants of a stock incentive plan who are PRC residents must conduct the SAFE registration and other procedures with respect to the stock incentive plan through a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution appointed by the PRC subsidiary. In addition, the PRC agent is required to update the relevant SAFE registration should there be any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee stock options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee stock options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents prior to distribution to such PRC residents.

We adopted an equity incentive plan in 2015, under which we have the discretion to award incentives and rewards to eligible participants. We have advised the recipients of awards under our equity incentive plan to handle relevant foreign exchange matters in accordance with the Stock Incentive Plan Notice. However, we cannot guarantee that all employee awarded equity-based incentives can successfully register with SAFE in full compliance with the Stock Incentive Plan Notice. See “Risk Factors—Risks Related to Doing Business in China— We may be subject to fines and legal sanctions imposed by SAFE or other Chinese government authorities and our ability to further grant restricted shares or share options to, and to adopt additional share incentive plans for, our directors and employees may be restricted if we or the participants of our share incentive plans fail to comply with PRC regulations relating to restricted shares or share options granted by offshore special purpose companies or offshore listed companies to PRC participants.”

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC include the Company Law of the PRC, as amended in 2004, 2005, 2013 and 2018 respectively, the Wholly Foreign-owned Enterprise Law promulgated in 1986 and amended in 2000 and 2016 and its implementation regulations promulgated in 1990 and subsequently amended in 2001 and 2014, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Under our current corporate structure, our BVI holding company may rely on dividend payments from Beijing Helitong, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. Limitation on the ability of our PRC subsidiaries to make remittance to Beijing Helitong and on the ability of Beijing Helitong to pay dividends to us could limit our ability to access cash generated by the operations of those entities. See “Risk Factors—Risks Related to Doing Business in China— We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could restrict our ability to satisfy our liquidity requirements.”

Regulations Relating to Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission and the State Administration of Foreign Exchange, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006 and was amended on June 22, 2009. These regulations, among other things, require that (i) PRC entities or individuals obtain approval from the Ministry of Commerce before they establish or control a special purpose vehicle overseas, provided that they intend to use the special purpose vehicle to acquire their equity interests in a PRC company at the consideration of newly issued share of the special purpose vehicle, or Share Swap, and list their equity interests in the PRC company overseas by listing the special purpose vehicle in an overseas market; (ii) the special purpose vehicle obtains approval from the Ministry of Commerce before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the special purpose vehicle obtains China Securities Regulatory Commission approval before it lists overseas. See “Risk Factors—Risks Related to Doing Business in China— PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions.”

Dividend Withholding Tax

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law which became effective on January 1, 2008 and amended on February 24, 2017. According to Enterprise Income Tax Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, issued on January 29, 2008 and supplemented and revised on February 29, 2008, and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, which became effective on December 8, 2006 and applicable to income derived in any year of assessment commencing on or after April 1, 2007 in Hong Kong and in any year commencing on or after January 1, 2007 in the PRC, such withholding tax rate may be lowered to 5% if a Hong Kong enterprise is deemed the beneficial owner of any dividend paid by a PRC subsidiary by PRC tax authorities and holds at least 25% of the equity interest in that particular PRC subsidiary at all times within the 12-month period immediately prior to the distribution of the dividends. Furthermore, pursuant to the Announcement on Issues concerning “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the State Administration of Taxation, when determining the status of “beneficial owners,” a comprehensive analysis may be conducted through materials such as articles of association, financial statements, records of capital flows, minutes of board of directors, resolutions of board of directors, allocation of manpower and material resources, the relevant expenses, functions and risk assumption, loan contracts, royalty contracts or transfer contracts, patent registration certificates and copyright certificates, etc. However, even if an applicant has the status as a “beneficiary owner,” if the competent tax authority finds necessity to apply the principal purpose test clause in the tax treaties or the general anti-tax avoidance rules stipulated in domestic tax laws, the general anti-tax avoidance provisions shall apply.

Enterprise Income Tax

In December 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, which became effective on January 1, 2008. The Enterprise Income Tax Law and its relevant implementing rules (i) impose a uniform 25% enterprise income tax rate, which is applicable to both foreign-invested enterprises and domestic enterprises (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules and (iii) introduces new tax incentives, subject to various qualification criteria.

The Enterprise Income Tax Law also provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementing rules further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the production and operations, personnel, accounts and properties of an enterprise. If an enterprise organized under the laws of jurisdiction outside China is considered a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, it would be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. Second, a 10% withholding tax would be imposed on dividends it pays to its non-PRC enterprise shareholders and with respect to gains derived by its non-PRC enterprise shareholders from transfer of its shares.

On October 17, 2017, the State Administration of Taxation issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the State Administration of Taxation on December 10, 2009, and partially replaced and supplemented rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, issued by the State Administration of Taxation on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within seven days from the date of occurrence of the withholding obligation. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. See “Risk Factors—Risks Related to Doing Business in China— We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a PRC establishment of a non-PRC company.”

Value-Added Tax

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax. On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and General Administration of Customs issued Announcement on Policies for Deepening the VAT Reform jointly, under which the VAT rates under the basic mechanism is 13% for the sectors such as operating and financial leases of equipment, 9% for sectors such as transportation, postal, basic telecommunication, and construction services as well as sales and leases of real property and real property rights, 0% for exported services and 6% for all remaining services, including financial services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided. Furthermore, according to Announcement of the State Taxation Administration on Matters relating to Expanding the Scope of the Pilot Scheme for Issuance of Special VAT Invoices by Small-Scale Taxpayers issued by State Administration on February 3, 2019, the basic mechanism may not apply to small-scale taxpayers who may pay the VAT taxes at the levy rates of 3% and 5% on the basis of their sales amount.

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

Our marketing team engages in a variety of marketing activities, including:

●	publishing internal research reports and customer newsletters;

●	conducting seminars and conferences;

●	conducting ongoing public relations programs; and

●	creating and placing advertisements

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

As of June 30, 2019, we employed over 460 direct sales personnel through our subsidiaries in mainland China, Southeast Asia, the Middle East, Hong Kong and Macau.

C.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report.  We are a holding company with no operations of our own. We conduct our operations in China mainly through our Chinese operating companies, and in Southeast Asia and the Middle East mainly through Concord and Bond Groups.

Hollysys Automation Technologies, Ltd.
(British Virgin Islands)
Hollysys International Pte. Limited
(100%)
(Singapore)
Hollysys (Asia Pacific) Pte. Limited
(100%)
(Singapore)
Bond Corporation Pte Ltd
(100%)
(Singapore)
Gifted Time Holdings Limited
(100%)
(British Virgin Islands)
(99%)
Concord Solutions (HK) Limited
(100%)
(Hong Kong)
Concord Corporation Pte Ltd
(100%)
(Singapore)
Bond M & E Sdn Bhd
(50.9%)
(Malaysia ) (1)
Bond M & E Pte Ltd
(100%)
(Singapore)
Bond M & E (KL) Sdn Bhd
(100%)
(Malaysia )
Clear Mind Limited
(100%)
(British Virgin Islands)
(1%)
Hollysys Automation India Private Limited
(1%)(99%)
(India)
Concord M Design and Engineering Company Limited
(100%)
(Macau)
Concord Electrical Contracting Ltd.
(49%)
(Qatar) (1)
Concord Corporation Pte. Ltd., Dubai branch.
(100%)
(Dubai)
World Hope Enterprises Limited
(100%)
(Hong Kong)
40%
Offshore Companies
PT Hollysys Automation Indonesia
(1%)(99%)
(Indonesia)
Concord Electrical Pte Ltd.
(100%)
(Singapore)
Concord Electrical Sdn. Bhd.
(100%)
(Malaysia)
Beijing Helitong Science & Technology Exploration Co., Ltd. (100%)
(China)
Chinese Companies
Beijing Hollysys Group Co Ltd.
(100%)
(China)
Hollysys (Beijing) Investment Co.,Ltd.
(100%)
(China)
Beijing Hollysys Electronics Technology Co., Ltd.
(100%)
(China)
Beijing Hollysys Intelligent Technologies Co., Ltd.
(100%)
(China)
Beijing Hollysys Co., Ltd.
(100%)
(China)
60%
Xi' an Hollysys Co., Ltd.
(100%)
(China)
Hangzhou Hollysys Automation Co., Ltd.
(40%) (60%)
(China)
Beijing Industrial Software Co., Ltd
(100%)
(China)
Hangzhou Hollysys System Engineering Co., Ltd
(100%)
(China)

(i)	On November 24, 2015, the Company established CECL to explore the market in Qatar. CCPL has a 49% direct ownership of CECL and the remaining 51% equity interest is held by a nominee shareholder. Through a series of contractual arrangements, CCPL is entitled to appoint majority of directors of CECL who have the power to direct the activities that significantly impact CECL’s economic performance. Further, CCPL is entitled to 95% of the variable returns from CECL’s operations. As a result, despite of its minority direct ownership of CECL arrangements, CCPL is considered the primary beneficiary of CECL.

(ii)	In July 2017, BCPL, a wholly-owned Singapore subsidiary of the Company, and a Malaysian citizen (the “Trustee”) entered into a trust deed, under which, 49.1% of BCPL’s equity interests in BMJB, a Malaysian company, which previously was a 100% subsidiary of BCPL, was transferred to the Trustee. According to the trust deed, all of the beneficial interests in BMJB belong to BCPL and the Trustee shall hold the legal title of the transferred shares on trust for and act on behalf of BCPL absolutely. Any dividend, interest and other benefits received or receivable by the Trustee will be transferred to BCPL. The Trustee shall exercise the managerial rights and voting power in a manner directed by a prior written notice from BCPL. The Trustee shall be obligated to vote in the same manner as BCPL in the absence of any written notice. In addition, an undated Form of Transfer of Securities with the transferee’s name left blank was duly executed by the Trustee and delivered to BCPL. Therefore, BCPL can transfer the 49.1% of equity interests to any party at any time without further approval by the Trustee. Accordingly, the Company believes it holds all beneficial rights, obligation and the power of the 100% equity interest in BMJB, and therefore consolidates 100% of equity interests in BMJB into its financial statements.

(iii)	In August 2018, the Company agreed and transferred 100% of their equity interest in Hollysys Intelligent”, a wholly owned subsidiary, to Ningbo Hollysys” in exchange for a 40% equity interest in Ningbo Hollysys. Upon the transfer of the equity interest, the Company lost control of Hollysys Intelligent and therefore, deconsolidated the subsidiary.

Our corporate headquarters are located at No. 2 Disheng Middle Road, Beijing Economic-Technological Development Area, Beijing, 100176, China. Our telephone number is (+86) 10 58981386. We maintain a website at http://www.Hollysys.com that contains information about our company, but that information is not a part of this annual report.

D.	Property, Plant and Equipment

Since 2010, our principal executive offices have been located at No. 2 Disheng Middle Road, Beijing Economic-Technological Development Area, Beijing, 100176, China. At this location in Beijing, we believe we have sufficient space have ample room for substantial expansions in the future, as our needs require.

In addition, we own the prepaid land leases to the properties at the following principal locations, each of which contains principal administrative offices, sales and marketing offices, research and development facilities, and manufacturing facilities:

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

We derive our revenue mainly from three operating segments including industrial automation, railway transportation and mechanical and electrical solutions. Around 82% of our total consolidated revenues derived from integrated solutions contracts we have won through the bid process. In addition, we generate revenue from sales of spare parts and component products to customers for maintenance and replacement purposes after the completion of the integrated solutions contracts, and from providing maintenance and training service, after the warranty period to customers for efficiency improvement or environment protection purpose; which tends to provide a recurring revenue stream. Spare part and component sales and services rendered are not part of the integrated solutions contracts.

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

Order backlog of contracts presents the amount of unrealized revenue to be earned from the contracts that we have won. The following table sets forth the information regarding contracts we won during the last three fiscal years and the backlog at the dates indicated:

	Years Ended June 30,
	2017	2018	2019
Number of new contracts won during the year	2,777	3,277	4,637
Total amount of new contracts (million)	$476.5	$634.0	$724.9
Average price per contract	$171,599	$193,470	$156,330

	Years Ended June 30,
Backlog Situation:	2017	2018	2019
Contracts newly entered and unfinished (million)	$222.4	$321.6	$348.3
Contracts entered in prior years and unfinished (million)	$301.6	$247.4	$245.9
Total amount of backlog (million)	$524.0	$569.0	$594.2

Key Factors Affecting Our Growth, Operating Results and Financial Condition

Our future growth, operating results and financial condition will be affected by a number of factors including:

●	The ability in developing and acquiring new products and systems in order to improve competitiveness, which can increase both sales revenue and margins. The success of our business depends in great measure on our ability to keep pace with or even lead changes that occur in our industry.

●	The success in expanding our business in targeted emerging markets and overseas markets, which may require us to overcome domestic competition and trade barriers.

●	Our ability to retain our existing customers and to obtain additional business opportunities. Since we do not have long-term purchase commitments from customers, our customers can shift to other competitors for future projects. It is important to maintain our customer base in order to sustain and expand our business.

●	The success of our business also depends on securing a steady stream of new customers. In order for our business to continue to succeed and grow, it is vital to secure contracts with new customers on a regular basis.

●	The ability to secure adequate engineering resources and relatively low cost engineering staff can increase our profitability and potential business prospects. One of the competitive advantages that we enjoy is the access to lower cost engineering staff as compared to those of our Western and Japan-based competitors. The plentiful supply of affordable engineering talent in China is a key element of our overall business strategy.

●	Further improvement in product design and maintaining high standard of quality control, which can reduce or avoid product defects. Any product defects will result in additional costs and cause damage to our business reputation.

●	The ability to secure and protect our intellectual property rights is critical, as our business is based on a number of proprietary products and systems, and we strive to strengthen and differentiate our product portfolio by developing new and innovative products and product improvements.

●	The success in penetrating into the railway, conventional and nuclear power market sectors can develop revenue streams and improve margins. In addition to the traditional industrial automation business, our plan for future growth includes an increasing emphasis on rail control systems, power generation control systems and mechanical and electrical solutions both in China and internationally.

●	The ability to obtain greater financial resources to match or even exceed our major competitors, in order to compete effectively with them, and to weather any extended weaknesses in the automation and control market.

●	The continued growth in the Chinese and Southeast Asia industry in general. This continued growth will create more business opportunities for us, because industrial companies in Asia are our principal source of revenues.

●	The ability to maintain key personnel and senior management, who will have significant impact and contribution to our future business. The ability to attract and retain additional qualified management, technical, sales and marketing personnel will be vital.

●	The continuation of the preferential tax treatment and subsidies currently available to our PRC subsidiaries will be critical to our future operating results. If governmental subsidies were reduced or eliminated, our after-tax income would be adversely affected.

●	The exchange rate fluctuation of RMB and SGD against US dollars will result in future translation gain or loss as most of our assets are denominated in RMB and SGD. In addition, some of our raw materials, components and major equipment are imported from overseas. In the event that the RMB and SGD appreciate against other foreign currencies, our costs will decrease and our profitability will increase. However, the impact will be the other way around if RMB and SGD depreciate against other foreign currencies.

Critical Accounting Policies

Revenue recognition

Integrated solutions contracts

Revenues generated from designing, building, and delivering customized integrated industrial automation systems are recognized over time as customer simultaneously receives and consumes the benefits provided by the Company's performance as it occurs or because the customers control the related asset as it is created or enhanced. The contracts for designing, building, and delivering customized integrated industrial automation systems are legally enforceable and binding agreements between the Company and customers. The duration of contracts depends on the contract size and ranges from six months to five years excluding the warranty period. The majority of the contract duration is longer than one year.

Revenue generated from mechanical and electrical solution contracts for the construction or renovation of buildings, rail or infrastructure facilities are also recognized over time as customer simultaneously receives and consumes the benefits provided by the Company's performance as it occurs or because the customers control the related asset as it is created or enhanced. The contracts for mechanical and electrical solution are legally enforceable and binding agreements between the Company and customers. The duration of contracts depends on the contract size and the complexity of the construction work and ranges from six months to three years excluding the warranty period. The majority of the contract duration is longer than one year.

In accordance with ASC Topic 606, Revenue from Contract with Customers (“ASC 606”), recognition is based on an estimate of the income earned to date, less income recognized in earlier periods. Extent of progress toward completion is measured using the cost-to-cost method where the progress (the percentage complete) is determined by dividing costs incurred to date by the total amount of costs expected to be incurred for the integrated solutions contracts. The Company’s estimates of total costs expected to be incurred for an integrated solutions contract include assumptions regarding the Company’s future effort or input such as direct costs of equipment and materials and direct labor costs. Significant estimation uncertainty exists due to the long construction periods and sensitivity of these assumptions to extent of progress towards completion and estimated total costs of integrated solutions contracts, which are realized in the current period as revenue and gross profit, respectively. Provisions, if any, are made in the period when anticipated losses become evident on uncompleted contracts.

The Company reviews and updates the estimated total costs of integrated solutions contracts at least annually. The Company accounts for revisions to contract revenue and estimated total costs of integrated solutions contracts, including the impact due to approved change orders, in the period in which the facts and circumstances that cause the revision become known as changes in estimates. Unapproved change orders are considered claims. Claims are recognized only when it has been awarded by customers. During the years ended June 30, 2017, 2018 and 2019, the Company did not recognize any revenue related to claims. Excluding the impact of change orders, if the estimated total costs of integrated solutions contracts, which were revised during the years ended June 30, 2017, 2018 and 2019, had been used as a basis of recognition of integrated solutions contracts revenue since the contract commencement, net income for the years ended June 30, 2017, 2018 and 2019 would have been decreased by $12,062, $10,466, and $14,019, respectively; basic net income per share for years ended June 30, 2017, 2018 and 2019 would have been decreased by $0.20, $0.17, and $0.23, respectively; and diluted net income per share for the years ended June 30, 2017, 2018 and 2019, would have decreased by $0.20, $0.17, and $0.23, respectively. Revisions to the estimated total costs for the years ended June 30, 2017, 2018 and 2019 were made in the ordinary course of business.

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

The Company generally recognizes 100% of the contractual revenue when the customer acceptance has been obtained and no further major costs are estimated to be incurred, and normally this is also when the warranty period commences. Revenues are presented net of value-added tax collected on behalf of the government.

Product sales

The Company's products mainly include hardware and software. Revenue generated from sales of products is recognized when control of promised goods is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods. Revenues are presented net of value-added tax collected on behalf of the government.

Service rendered

The Company mainly provides the following services:

The Company provides maintenance service which is generally completed onsite at the customers’ premises. Revenue is recognized over time by using the cost-to-cost method to measure the progress towards the completion of the performance obligation as the customer simultaneously receives and consumes the benefits from the services rendered by the Company. As costs incurred represent work performed, the Company believes this method best depicts transfer of control of the asset to the customer. Revenues are presented net of value-added tax collected on behalf of the government.

The Company also separately sells extended warranties to their integrated solution customers for a fixed period. Such arrangements are negotiated separately from the corresponding integrated solution system and are usually entered into upon the expiration of the warranty period attached to the integrated solutions contracts. During the extended warranty period, the Company is responsible for addressing issues related to the system. Part replacement is not covered in such services. The Company uses time elapsed to measure the progress toward complete satisfaction of the performance obligation and recognizes revenue ratably over the contractual term. Revenues are presented net of value-added tax collected on behalf of the government.

Excluding the impact of change orders, if the estimated total costs of service contracts, which were revised during the year ended June 30, 2019, had been used as a basis of recognition of service contract revenue since the contract commencement, net income for the year ended June 30, 2019 would have been decreased by $2,641; basic net income per share for year ended June 30, 2019 would have been decreased by $0.04; and diluted net income per share for the year ended June 30, 2019, would have decreased by $0.04. Revisions to the estimated total costs for the year ended June 30, 2019 were made in the ordinary course of business.

Contract assets

Contract assets include amounts that represent the rights to receive payment for goods or services that have been transferred to the customer, with the rights conditional upon something other than the passage of time. Accordingly, the Company include the following in the contract assets: (i) unbilled amounts resulting from revenue recognized exceeding amounts billed to customers for integrated solutions contracts and maintenance service contracts using the cost-to-cost method, which are recorded in the balance sheet as “costs and estimated earnings in excess of billing”; and (ii) accounts receivable retention amounts which were held by customers from Concord and Bond Groups upon the issuance of the final completion certificate and completion of the defects liability period..

Performance of the integrated solutions contracts will often extend over long periods and the Company’s right to receive payments depends on its performance in accordance with the contractual terms. There are different billing practices in the PRC, overseas operating subsidiaries and the VIE (Concord and Bond Groups). For the Company’s PRC subsidiaries, billings are issued based on milestones specified in the contracts negotiated with customers. In general, there are four milestones: 1) project commencement, 2) system manufacturing and delivery, 3) installation, trial-run and customer acceptance, and 4) end of the warranty period. The amounts to be billed at each milestone are specified in the contract. All integrated solutions contracts have the first milestone, but not all contracts require prepayments. The length of each interval between two continuous billings under an integrated solutions contract varies depending on the duration of the contract (under certain contracts, the interval lasts more than a year) and the last billing to be issued for an integrated solutions contract is scheduled at the end of a warranty period. There are no significant financing components in the integrate solutions contracts.

For Concord and Bond Groups, billing claims rendered are subject to the further approval and certification of the customers or their designated consultants. Payments are made to Concord or Bond Groups based on the certified billings according to the payment terms mutually agreed between the customers and Concord or Bond Groups. Certain amounts are retained by the customer and payable to Concord and Bond Groups upon the issuance of the final completion certificate and completion of the defects liability period. The retained amounts are recorded as accounts receivable retention.

Contract liabilities

Contract liabilities include the amounts that reflect obligations to provide goods or services for which payment has been received. Contract liabilities are presented in the balance sheet as deferred revenue.

The Company receives prepayments for integrated solutions contracts, product sales and service contracts for goods or services to be provided in the future. Prepayments received are recorded as deferred revenue, which is recognized as revenue based on the revenue recognition policies disclosed above for integrated solutions contracts, product sales and services rendered.

Accounts receivable, costs and estimated earnings in excess of billings and accounts receivable retention

The carrying value of the Company’s accounts receivable, costs and estimated earnings in excess of billings and accounts receivable retention, net of the allowance for doubtful accounts, represents their estimated net realizable value. An allowance for doubtful accounts is recognized when it is probable that the Company will not collect the amount and is written off in the period when deemed uncollectible. The Company periodically reviews the status of contracts and decides how much of an allowance for doubtful accounts should be made based on factors surrounding the credit risk of customers and historical experience. The Company does not require collateral from its customers and does not charge interest for late payments by its customers.

Warranties

Warranties represent a major term under integrated solutions contracts and maintenance service contracts, which will last, in general, for one to three years or otherwise specified in the terms of the contract. The Company accrues warranty liabilities under a service contract as a percentage of revenue recognized, which is derived from its historical experience, in order to recognize the warranty cost for the related contract throughout the contract period.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. The Company assesses goodwill for impairment in accordance with ASC subtopic 350-20, Intangibles – Goodwill and Other (“ASC 350-20”), which requires that goodwill is not amortized but to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

The Company’s goodwill outstanding at June 30, 2019 was related to the acquisitions of Bond Group and Beijing Hollysys Industrial Software Company Ltd (“Hollysys Industrial Software”).

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

The Company elected to assess goodwill for impairment using the two-step process for Concord Group for the years ended June 30, 2018 and 2019, with the assistance of a third-party appraiser. Concord Group’s management judgment is involved in determining these estimates and assumptions, and actual results may differ from those used in the Company’s valuations. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit which could trigger future impairment. The judgment in estimating the fair value of reporting units includes forecasts of future cash flows, which are based on management’s best estimates of future revenue, gross profit, operating expenses, future capital expenditures and working capital levels, as well as the discount rate, which is determined using the Weighted Average Cost of Capital approach and the selection of comparable companies operating in similar businesses. The Company also reviewed marketplace and/or historical data to assess the reasonableness of assumptions such as the discount rate, gross margin, the terminal growth rate and working capital levels.

The carrying amount of Concord Group exceeded its fair value as of June 30, 2019, and a goodwill impairment charge of $11,623 was recorded in the consolidated statement of comprehensive income for the year ended June 30, 2019 based on results of the second step of the goodwill impairment test (note 10).

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

Recent accounting pronouncements

Standards Effective in Future Years

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. The new leases standard is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842), Targeted Improvements, which provides entities with an additional transition method to adopt the new leases standard. The guidance can be applied using a modified retrospective approach either (a) at the beginning of the earliest period presented or (b) at the adoption date with a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The amendments also provide lessors with a practical expedient to not separate non-lease components from the associated lease component if certain conditions are met. The Company plans to adopt this standard on July 1, 2019 using the modified retrospective method and selects the transition option to continue to apply the legacy guidance in ASC 840, Leases, including its disclosure requirements, in the comparative periods presented and will apply the transition provisions at the beginning of the period of adoption by recording a cumulative adjustment to the opening balance of retained earnings in the year of adopting the new standard. The Company has initiated a project plan and established a cross-functional implementation team to adopt and apply the new standard including assessing all of its lease arrangements. The Company is currently in the process of identifying and implementing necessary changes to accounting policies, processes, controls and systems to enable compliance with this new standard. The Company will elect the package of practical expedients permitted under the transition guidance, which allows the Company to carryforward historical lease classification, assessment on whether a contract is or contains a lease, and initial direct costs for any leases that exist prior to adoption of the new standard. The Company will also elect the short-term lease exemption for certain classes of underlying assets with a lease term of 12 months or less. The Company currently believes the most significant change will relate to the recognition of right-of-use assets and lease liabilities for the Company's office facilities on the Company’s consolidated balance sheet. The Company does not expect any material impact on net assets and the consolidated statement of comprehensive income as a result of adopting the new standard.

In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments. The guidance requires to present assets held at amortized cost and available for sale debt securities net of the amount expected to be collected. The guidance requires the measurement of expected credit losses to be based on relevant information from past events, including historical experiences, current conditions and reasonable and supportable forecasts that affect collectability. The guidance will be effective for fiscal years and interim periods beginning after December 15, 2019 and early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Different components of the guidance require modified retrospective or prospective adoption. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which clarifies that receivables arising from operating leases should be accounted for in accordance with ASC Topic 842, Leases instead of ASC Subtopic 326-20. The Company is currently evaluating this guidance and the impact on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04 (“ASU 2017-04”), Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. This standard is effective for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted. The Company is currently evaluating the effect that this guidance will have on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement. The guidance modifies and enhances the disclosure requirements for fair value measurements. This update is effective in fiscal years, including interim periods, beginning after December 15, 2019, and early adoption is permitted. The Company is currently evaluating this guidance and the impact on its consolidated financial statements.

Recently Adopted Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, (“ASU 2014-09 or the “New Revenue Standard”). ASU 2014-09 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company adopted the New Revenue Standard on July 1, 2018 using the modified retrospective approach, which requires the recognition of a cumulative-effect adjustment to retained earnings as of the date of adoption, and applied the adoption only to contracts not completed as of July 1, 2018.

Revenue for certain service contracts were previously recognized based on the completed contract method, when the Company provided all the respective service deliverables in the contracts. Under the New Revenue Standard, the Company recognizes revenue for such service contracts over time by using the cost-to-cost method to measure the progress towards the completion of the performance obligation as the customer simultaneously receives and consumes the benefits from the services rendered by the Company or because the customers control the related asset as it is created or enhanced. Therefore, revenue from such service contracts are generally recognized earlier under the New Revenue Standard.

The effect of adopting the New Revenue Standard as of July 1, 2018 was as follows:

	As of July 1, 2018
		Balances	Effect of
	As	under New	change
	previously	Revenue	higher/
(In USD thousands)	reported	Standard	(lower)
Consolidated balance sheet
Accounts receivable, net of allowance for doubtful accounts	$275,216	$257,013	$(18,203)
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts	161,012	179,302	18,290
Accounts receivable retention	—	18,203	18,203
Inventories	58,074	44,001	(14,073)
Deferred revenue	137,692	114,896	(22,796)
Other tax payables	7,801	12,737	4,936
Deferred tax liabilities	9,366	12,678	3,312
Retained earnings	578,079	596,844	18,765

The effect of adopting the New Revenue Standard for the current year was as follows:

	Year Ended June 30, 2019
	Balances
	under New	Balances	Effect of
	Revenue	under	change
	Standard	Legacy	higher/
(In USD thousands)	(As reported)	GAAP	(lower)
Consolidated statement of comprehensive income
Revenue from services	$69,868	$34,297	$35,571
Costs of services rendered	26,081	13,071	13,010
Income tax expenses	18,184	14,800	3,384
Net income attributable to Hollysys Automation Technologies Ltd.	125,261	106,084	19,177
Net income per ordinary share:
Basic	2.07	1.75	0.32
Diluted	2.05	1.74	0.31

	As at June 30, 2019
	Balances
	under New	Balances	Effect of
	Revenue	under	change
	Standard	Legacy	higher/
(In USD thousands)	(As reported)	GAAP	(lower)

Consolidated balance sheet
Accounts receivable, net of allowance for doubtful accounts	$282,594	$288,507	$(5,913)
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts	197,955	128,181	69,774
Accounts receivable retention	11,858	—	11,858
Inventories	42,983	69,437	(26,454)
Deferred revenue	141,385	142,899	(1,514)
Other tax payables	665	(6,439)	7,104
Deferred tax liabilities	12,173	8,789	3,384
Retained earning	708,515	670,600	37,915
Accumulated other comprehensive income	(35,522)	(37,898)	2,376

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10) (“ASU 2016-01”). The amendments require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instruments-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The Company adopted this guidance on July 1, 2018 and chose to measure its investments securities which do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments ("ASU 2016-15"). The Company adopted ASU 2016-15 on July 1, 2018 and elected to use the cumulative earnings approach which views distributions received from equity investees as returns on the investment and accordingly, classified as operating cash flows. Under the cumulative earnings approach, distributions received from equity investees are presumed to be a return on the investment unless the distributions received by the investor, less distributions received in prior periods that were deemed to be returns of investment, exceed cumulative equity in earnings recognized by the investor. When such an excess occurs, the current-period distribution up to this excess is considered a return of investment and is classified as cash inflows from investing activities.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force) (“ASU 2016-18”). ASU 2016-18 requires amounts generally described as restricted cash and restricted cash equivalents to be included with cash and cash equivalents when reconciling the total beginning and ending amounts for the periods shown on the statement of cash flows. The standard is required to be adopted retrospectively with prior periods adjusted to reflect the classification and presentation required by ASU 2016-18. As a result of adopting ASU 2016-18, net cash provided by operating activities and effect of foreign exchange rate changes, as presented in the consolidated statements of cash flows, increased by $12,650 and decreased by $571 for the year ended June 30, 2017, and decreased by $19,473 and increased by $1,051 for the year ended June 30, 2018, respectively.

A.	Operating Results

The following are some financial highlights for the fiscal year ended June 30, 2019:

●	Total assets increased by $99.3 million, from $1,210.1 million as of June 30, 2018, to $1,309.4 million as of June 30, 2019. The increase was mainly due to an increase of $66.8 million in cash and cash equivalents, $36.9 million in costs and estimated earnings in excess of billings.

●	Cash and cash equivalents increased by $66.8 million, from $265.7 million as of June 30, 2018, to $332.5 million as of June 30, 2019. The increase was mainly due to $100.5 million cash generated from operating activities, partially offset by $9.9 million net cash used in investing activities and $10.2 million net cash used in financing activities.

●	Accounts receivables at June 30, 2019 were $282.6 million, an increase of $7.4 million, or 2.7%, compared to $275.2 million at June 30, 2018.

●	Cost and estimated earnings in excess of billings as of June 30, 2019, were $198.0 million compared to $161.0 million as of June 30, 2018, representing an increase of $36.9 million, or 22.9%. The cost and estimated earnings in excess of billings were accounted for based on the difference between percentages of completion and progress billings. Different contracts have different billing arrangements, and consequently result in different cost and estimated earnings in excess of billings. The higher or lower balance of cost and estimated earnings in excess of billings as of the balance sheet date was due to the different contracts mix with different billing arrangements.

●	Inventory decreased by $15.1 million, or 26.0%, from $58.1 million as of June 30, 2018, to $43.0 million as of June 30, 2019. The decrease was mainly due to goods used in maintenance service contracts.

●	Property, plant and equipment decreased by $4.2 million, or 5.2%, from $80.2 million as of June 30, 2018, to $76.0 million as of June 30, 2019.
●	Investments in equity investees decreased by $13.0 million, or 24.4%, from $53.4 million as of June 30, 2018, to $40.4 million as of June 30, 2019. The decrease was mainly due to dividends received from an equity investee.

●	Total liabilities decreased by $5.5 million or 1.5% from $367.8 million at June 30, 2018, to $362.3 million as of June 30, 2019. The decrease in liabilities was mainly due to a decrease of $19.1 million in accounts payable, offset by $11.5 million increased in accrued liabilities and $4.3 million increased in warranty liabilities.

●	Short-term bank loans decreased by $1.0 million, from $2.9 million at June 30, 2018, to $1.9 million at June 30, 2019.

●	Accounts payables decreased by $19.1 million, or 14.7% from $129.5 million at June 30, 2018, to $110.4 million at June 30, 2019, mainly due to more payments made to our suppliers during the year.

●	Deferred revenue increased by $3.7 million, or 2.7%, from $137.7 million at June 30, 2018, to $141.4 million at June 30, 2019.

●	Deferred tax assets were $13.7 million as of June 30, 2019. Based on the Company’s historical operating results and order backlog, the Company believes that it is more than likely that the deferred tax assets net of valuation allowance would be realized.

Comparison of Fiscal Years Ended June 30, 2019 and 2018

Revenues: For the fiscal year ended June 30, 2019, revenues amounted to $570.3 million, an increase of $29.6 million, compared to $540.8 million for the prior fiscal year, representing an increase of 5.5%.

Integrated solutions contracts revenue accounted for $467.4 million of revenues, an increase of $0.9 million or 0.2%, compared to $466.5 million for the prior fiscal year. The increase in integrated revenues was mainly composed of an increase of $12.9 million or 7.2% in industrial automation, an increase of $2.3 million or 1.9% in electrical solutions, offset by a decrease of $14.3 million or 8.8% in rail transportation projects.

In the fiscal year ended June 30, 2019, $33.1 million of revenues was generated from product sales, a decrease of $7.1 million, or 17.7% compared to $40.2 million in product sales revenue for the prior year.

In the fiscal year ended June 30, 2019, $69.9 million of revenues was generated from service rendered, an increase of $35.8 million, or 105.0% compared to $34.1 million in service revenue for the prior year.

The Company’s revenues by segments were as follows:

(In USD millions)
	Fiscal year ended June 30,
	2018		2019
	$	% of Revenues	$	% of Revenues
Industrial Automation	224.8	41.6%	233.8	41.0%
Rail Transportation	190.6	35.2%	208.9	36.6%
Mechanical and Electrical Solution	125.4	23.2%	127.6	22.4%
Total	540.8	100.0%	570.3	100.0%

Order Backlog: An important measure of the stability and growth of the Company’s business is the size of its order backlog, which represents the total amount of unrecognized contract revenue associated with existing contracts. Our order backlog as of June 30, 2019 amounted to $594.2 million, representing an increase of $25.2 million, or 4.4%, compared to $569.0 million as of June 30, 2018.

Of the total order backlog as of June 30, 2019, the unrecognized revenue associated with new contracts signed in the fiscal year 2019 was $348.3 million and the amount brought forward from prior periods was $245.9 million, comparing to the total backlog as of June 30, 2018 of $321.6 million from new contracts signed in fiscal year 2018, and $247.4 million from contracts carried forward from prior year.

Cost of revenues: Mirroring the categories of revenues, the cost of revenues can also be divided into three components including cost of integrated solutions contracts, cost of products sold and cost of service rendered. For the fiscal year ended June 30, 2019, the total cost of revenues amounted to $359.2 million, an increase of $24.3 million, or 7.3%, compared to $334.9 million for the prior fiscal year. The increase was due to $11.3 million increase in the cost of integrated solutions contracts, an increase of $16.2 million in the cost of service, partially offset by $3.2 million decrease in the cost of products sold

The cost of integrated solutions contracts revenue consists primarily of three components: cost of equipment and materials, labor costs and other manufacturing expenses including but not limited to detecting expense, technology service fee, all of which incurred during the designing, building and delivering customized automation solutions process to customers. For the fiscal year ended June 30, 2019, the total cost of integrated solutions contracts was $325.5 million, compared to $314.2 million for the prior fiscal year, representing an increase of $11.3 million, or 3.6%.  The increase was primarily due to an increase of $6.4 million in cost of equipment and materials, an increase of $3.2 million in labor cost, and an increase of $1.7 million in other manufacturing expenses. Of the total cost of integrated solutions contract revenue for the fiscal year 2019, cost of equipment and materials accounted for $193.6 million, compared to $187.2 million for the prior fiscal year; labor cost accounted for $85.4 million, compared to $82.1 million for the prior fiscal year; and other manufacturing expenses accounted for $46.5 million, compared to $44.9 million for the prior fiscal year. Of the total integrated solutions contracts revenue for the fiscal year 2019, cost of equipment and materials accounted for 41.4%, compared to 40.1% for the prior fiscal year; labor cost accounted for 18.3%, compared to 17.6% for the prior fiscal year; and other manufacturing expenses accounted for 10.0%, compared to 9.6% for the prior fiscal year. The cost components of integrated solutions contracts were determined and varied according to requirements of different customers.

Sales of products mainly represent sales of spare parts (either company manufactured or purchased from outside vendors) to customers for maintenance and replacement purposes. Given the fact that the products purchased from outside vendors have different functions and capabilities from our self-made products, we decide whether to purchase or manufacture the necessary products based on the needs and preferences of different customers while considering the efficiency factor. Therefore, as a percentage of the cost of products sold, the self-made products and purchased products have varied significantly from time to time. The cost of products sold for the fiscal year ended June 30, 2019 was $7.6 million, a decrease of $3.2 million, compared to $10.8 million for the prior fiscal year.

As for the cost of the service revenue, our employees spend time and incur expenses while they are with the customers. From time to time, materials costs related to the service are incurred, especially for providing extended warranty services. The cost of service revenue for fiscal year ended June 30, 2019 was $26.1 million, an increase of $16.2 million, compared to $9.9 million for the prior fiscal year.

Gross margin: For the fiscal year ended June 30, 2019 as a percentage of total revenues, the overall gross margin was 37.0%, compared to 38.1% for the prior fiscal year. The gross margin for integrated solutions contracts was 30.4% for the year ended June 30, 2019, compared to 32.6% for the prior year. The decrease in gross margin for integrated solutions contracts was mainly due to our different sales mix during the fiscal year 2019. The gross margin for products sold was 77.1% for the fiscal year ended June 30, 2019, compared to 73.2% for the prior fiscal year. The gross margin for service provided was 62.7% for the fiscal year ended June 30, 2019, compared to 71.0% for the prior fiscal year.

Selling expenses: Selling expenses mainly consist of compensation, traveling and administrative expenses related to marketing, sales and promotion activities incurred by the Company’s marketing departments. Selling expenses were $28.9 million for the fiscal year ended June 30, 2019, an increase of 6.5%, or $1.8 million, compared to $27.2 million for the prior fiscal year. As a percentage of total revenues, selling expenses accounted for 5.1% and 5.0% for the fiscal years ended June 30, 2019 and 2018, respectively.

General and administrative expenses: General and administrative expenses mainly include compensation, traveling and other administrative expenses of non-sales-related departments, such as the finance department, information department and human resources department. General and administrative expenses amounted to $40.7 million for the fiscal year ended June 30, 2019, representing a decrease of $5.6 million, or 12.1%, compared to $46.3 million for the prior fiscal year, which was primarily due to decrease of bad debt allowance. As a percentage of total revenues, general and administrative expenses were 7.1% and 8.6% for the fiscal years ended June 30, 2019 and 2018, respectively.

Goodwill impairment charge: The Company perform goodwill impairment test on June 30 in each year, to judge whether the carrying amount of goodwill exceeded its fair value. The Company concluded that the carrying amount of goodwill associated with Concord Group was less than fair value of the goodwill and recorded a goodwill impairment charge of $11,623 and nil for the fiscal years ended June 30, 2019 and 2018, respectively.

Research and development expenses: Research and development expenses represent mostly employee compensation, materials consumed and experiment expenses related to specific new product research and development, as well as any expenses incurred for basic research on advanced technologies. For the fiscal year ended June 30, 2019, research and development expenses were $37.0 million, representing an increase of $0.4 million, or 1.1%, compared to $36.6 million for the prior fiscal year. As a percentage of total revenues, research and development expenses were 6.5% and 6.8% for the fiscal years ended June 30, 2019 and 2018, respectively.

VAT refunds and government subsidies: The state tax administration in China provides refunds out of the value added tax (“VAT”) that they collect in order to encourage the research and development efforts of certain qualified enterprises.  Some of our subsidiaries in China received such refunds. All VAT refunds, that have no further conditions to be met, are recognized in the statements of comprehensive income when cash or approval from the tax authorities is received. For the fiscal year ended June 30, 2019, VAT refunds were $25.8 million, compared to $19.7 million for the prior fiscal year, representing an increase of $6.2 million, or 31.4%. As a percentage of total revenues, VAT refunds were 4.5% and 3.6% for the fiscal years ended June 30, 2019 and 2018, respectively.

The local governments in China also provide financial subsidies to encourage research and development efforts of certain qualified enterprises. Some of our subsidiaries received such subsidies. For the government subsidies that have no further conditions to be met, the funds received are recognized in the statements of comprehensive income; for the subsidies that have certain operating conditions yet to be met, the funds received are recorded as liabilities and will be released to income when the conditions are met. Subsidy income from the government amounted to $4.9 million and $4.8 million for the fiscal years ended June 30, 2019 and 2018, respectively, an increase of $0.1 million, or 2.2%.

Income from operations: Income from operations increased by $3.4 million, from $120.2 million for the fiscal year ended June 30, 2018 to $123.6 million for the fiscal year ended June 30, 2019. The increase was mainly due to the increase of $5.3 million in the gross profit.

Interest income: For the fiscal year ended June 30, 2019, interest income increased by $4.5 million, or 61.8% from $7.3 million for the prior year, to $11.8 million for the current period. As a percentage of total revenue, interest income accounted for 2.1% and 1.4% for the fiscal years ended June 30, 2019 and 2018, respectively. The interest income was mainly earned from time deposits with original maturities over three months and cash and cash equivalents.

Interest expenses: For the fiscal year ended June 30, 2019, interest expenses decreased by $0.1 million, or 16.9% from $0.7 million for the prior year, to $0.6 million for the current period. As a percentage of total revenue, interest expenses accounted for 0.1% and 0.1% for the fiscal years ended June 30, 2019 and 2018, respectively. The interest expenses were incurred by the short-term and long-term loans/bonds we had.

Other income (expenses), net: For the fiscal year ended June 30, 2019, the other income (expenses), net decreased by $1.6 million from $4.3 million for the prior year, to $2.7 million for the current period.

Income tax expenses: For the fiscal year ended June 30, 2019, the Company’s income tax expense was $18.2 million for financial reporting purposes, a decrease of $4.0 million, as compared to $22.2 million for the prior year.  The effective tax rate for the current year is 12.7%, as compared to 17.1% for the prior year.

Net income attributable to non-controlling interests: The non-controlling interests of the Company include non-controlling shareholders’ interests in each subsidiary. The net income attributable to non-controlling interest amounted to $0.3 million and $0.3 million for the fiscal year ended June 30, 2019 and 2018, respectively.

Net income and earnings per share attributable to Hollysys: For the fiscal year ended June 30, 2019, net income attributable to Hollysys amounted to $125.3 million, representing an increase of $18.1 million, as compared to $107.2 million for the prior year. The basic and diluted earnings per share were $2.07 and $2.05 for the year ended June 30, 2019, as compared to $1.77 and $1.75 for the prior year, representing an increase of $0.30 and $0.30, respectively. The increase was primarily due to the higher net income attributable to Hollysys compared to fiscal 2018.

Comparison of Fiscal Years Ended June 30, 2018 and 2017

Revenues: For the fiscal year ended June 30, 2018, revenues amounted to $540.8 million, an increase of $108.8 million, compared to $431.9 million for the prior fiscal year, representing an increase of 25.2%.

Integrated solutions contracts revenue accounted for $466.5 million of revenues, an increase of $81.0 million or 21.0%, compared to $385.5 million for the prior fiscal year. The increase in integrated revenues was mainly composed of an increase of $42.3 million or 31.0% in industrial automation, an increase of $21.8 million or 21.1% in electrical solutions and an increase of $16.9 million or 11.6% in rail transportation projects.

In the fiscal year ended June 30, 2018, $40.2 million of revenues was generated from product sales, an increase of $7.6 million, or 23.2% compared to $32.7 million in product sales revenue for the fiscal year ended June 30, 2017.

In the fiscal year ended June 30, 2018, $34.1 million of revenues was generated from service rendered, an increase of $20.3 million or 147.3% compared to $13.8 million of fiscal year ended June 30, 2017.

The Company’s revenues by segments were as follows:

(In USD millions)
	Fiscal year ended June 30,
	2017		2018
	$	% of Revenues	$	% of Revenues
Industrial Automation	172.7	39.9%	224.8	41.6%
Rail Transportation	155.7	36.1%	190.6	35.2%
Mechanical and Electrical Solution	103.5	24.0%	125.4	23.2%
Total	431.9	100.0%	540.8	100.0%

Order Backlog: An important measure of the stability and growth of the Company’s business is the size of its order backlog, which represents the total amount of unrecognized contract revenue associated with existing contracts. Our order backlog as of June 30, 2018 amounted to $569.0 million, representing an increase of $45.0 million, or 8.6%, compared to $524.0 million as of June 30, 2017.

Of the total order backlog as of June 30, 2018, the unrecognized revenue associated with new contracts signed in the fiscal year 2018 was $321.6 million and the amount brought forward from prior periods was $247.4 million, comparing to the total backlog as of June 30, 2017 of $222.4 million from new contracts signed in fiscal year 2017, and $301.6 million from contracts carried forward from prior year.

Cost of revenues: Mirroring the categories of revenues, the cost of revenues can also be divided into three components including cost of integrated solutions contracts, cost of products sold and cost of service rendered. For the fiscal year ended June 30, 2018, the total cost of revenues amounted to $334.9 million, an increase of $43.4 million, or 14.9%, compared to $291.5 million for the prior fiscal year. The increase was due to an approximate $36.8 million increase in the cost of integrated solutions contracts, and an increase of $5.9 million in the cost of service.

The cost of integrated solutions contracts revenue consists primarily of three components: cost of equipment and materials, labor costs and other manufacturing expenses including but not limited to detecting expense, technology service fee, all of which incurred during the designing, building and delivering customized automation solutions process to customers. For the fiscal year ended June 30, 2018, the total cost of integrated solutions contracts was $314.2 million, compared to $277.5 million for the prior fiscal year, representing an increase of $36.7 million, or 13.2%.  The increase was primarily due to an increase of $25.8 million in cost of equipment and materials, an increase of $7.2 million in other manufacturing expenses, and an increase of $3.7 million in labor cost. Of the total cost of integrated solutions contracts revenue for the fiscal year 2018, cost of equipment and materials accounted for $187.2 million, compared to $161.4 million for the prior fiscal year; labor cost accounted for $82.1 million, compared to $78.4 million for the prior fiscal year; and other manufacturing expenses accounted for $44.9 million, compared to $37.6 million for the prior fiscal year. Of the total integrated solutions contracts revenue for the fiscal year 2018, cost of equipment and materials accounted for 40.1%, compared to 41.9% for the prior fiscal year; labor cost accounted for 17.6%, compared to 20.3% for the prior fiscal year; and other manufacturing expenses accounted for 9.6%, compared to 9.8% for the prior fiscal year. The cost components of integrated solutions contracts were determined and varied according to requirements of different customers.

Sales of products mainly represent sales of spare parts (either company manufactured or purchased from outside vendors) to customers for maintenance and replacement purposes. Given the fact that the products purchased from outside vendors have different functions and capabilities from our self-made products, we decide whether to purchase or manufacture the necessary products based on the needs and preferences of different customers while considering the efficiency factor. Therefore, as a percentage of the cost of products sold, the self-made products and purchased products have varied significantly from time to time. The cost of products sold for the fiscal year ended June 30, 2018 was $10.8 million, an increase of $0.8 million, compared to $10.0 million for the prior fiscal year.

As for the cost of the service revenue, our employees spend time and incur expenses while they are with the customers. From time to time, materials costs related to the service are incurred, especially for providing extended warranty services. The cost of service revenue for fiscal year ended June 30, 2018 was $9.9 million, an increase of $5.9 million, compared to $4.0 million for the prior fiscal year.

Gross margin: For the fiscal year ended June 30, 2017, as a percentage of total revenues, the overall gross margin was 38.1%, compared to 32.5% for the prior fiscal year. The gross margin for integrated solutions contracts was 32.6% for the year ended June 30, 2018, compared to 28.0% for the prior year. The increase in gross margin for integrated solutions contracts was mainly due to our different sales mix during the fiscal year 2018. The gross margin for products sold was 73.2% for the fiscal year ended June 30, 2018, compared to 69.5% for the prior fiscal year. The gross margin for service provided was 71.0% for the fiscal year ended June 30, 2018, compared to 70.8% for the prior fiscal year.

Selling expenses: Selling expenses mainly consist of compensation, traveling and administrative expenses related to marketing, sales and promotion activities incurred by the Company’s marketing departments. Selling expenses were $27.2 million for the fiscal year ended June 30, 2018, an increase of 11.2%, or $2.7 million, compared to $24.4 million for the prior fiscal year. As a percentage of total revenues, selling expenses accounted for 5.0% and 5.7% for the fiscal years ended June 30, 2018 and 2017, respectively.

General and administrative expenses: General and administrative expenses mainly include compensation, traveling and other administrative expenses of non-sales-related departments, such as the finance department, information department and human resources department. General and administrative expenses amounted to $46.3 million for the fiscal year ended June 30, 2018, representing an increase of $2.0 million, or 4.6%, compared to $44.3 million for the prior fiscal year. As a percentage of total revenues, general and administrative expenses were 8.6% and 10.3% for the fiscal years ended June 30, 2018 and 2017, respectively.

Research and development expenses: Research and development expenses represent mostly employee compensation, materials consumed and experiment expenses related to specific new product research and development, as well as any expenses incurred for basic research on advanced technologies. For the fiscal year ended June 30, 2018, research and development expenses were $36.6 million, representing an increase of $6.5 million, or 21.6%, compared to $30.1 million for the prior fiscal year. As a percentage of total revenues, research and development expenses were 6.8% and 7.0% for the fiscal years ended June 30, 2018 and 2017, respectively.

VAT refunds and government subsidies: The state tax administration in China provide refunds out of the value added tax (“VAT”) they collect in order to encourage the research and development efforts made by certain qualified enterprises.  Some of our subsidiaries in China received such refunds. All VAT refunds, that have no further conditions to be met, are recognized in the statements of comprehensive income when cash or approval from the tax authorities is received. For the fiscal year ended June 30, 2018, VAT refunds were $19.7 million, compared to $16.9 million for the prior fiscal year, increasing by $2.7 million, or 16.1%. As a percentage of total revenues, VAT refunds were 3.6% and 3.9% for the fiscal years ended June 30, 2018 and 2017, respectively.

The local governments in China also provide financial subsidies to encourage research and development efforts made by certain qualified enterprises. Some of our subsidiaries received such subsidies. For the government subsidies that have no further conditions to be met, the funds received are recognized in the statements of comprehensive income; for the subsidies that have certain operating conditions yet to be met, the fund received are recorded as liabilities and will be released to income when the conditions are met. Subsidy income from the government amounted to $4.8 million and $12.9 million for the fiscal years ended June 30, 2018 and 2017, respectively, a decrease of $8.1 million, or 62.9%.

Income from operations: Income from operations increased by $60.0 million, from $60.3 million for the fiscal year ended June 30, 2017 to $120.2 million for the fiscal year ended June 30, 2018. The increase was mainly due to the increase of $65.4 million in the gross profit.

Interest income: For the fiscal year ended June 30, 2018, interest income increased by $3.6 million, or 98.5% from $3.7 million for the prior year, to $7.3 million for the current period. As a percentage of total revenue, interest income accounted for 1.4% and 0.9% for the fiscal years ended June 30, 2018 and 2017, respectively. The interest income was mainly earned from time deposits with original maturities over three months and cash and cash equivalents.

Interest expenses: For the fiscal year ended June 30, 2018, interest expenses decreased by $0.2 million, or 26.2% from $0.9 million for the prior year, to $0.7 million for the current period. As a percentage of total revenue, interest expenses accounted for 0.1% and 0.2% for the fiscal years ended June 30, 2018 and 2017, respectively. The interest expenses were incurred by the short-term and long-term loans/bonds we had.

Other income (expenses), net: For the fiscal year ended June 30, 2018, the other income (expenses), net increased by $2.6 million from $1.7 million for the prior year, to $4.3 million for the current period. The increase was mainly due to the consideration related to the acquisition of Beijing Hollysys Digital Technology Co., Ltd (“Hollysys Digital”).

Income tax expenses: For the fiscal year ended June 30, 2018, the Company’s income tax expense was $22.2 million for financial reporting purposes, an increase of $7.8 million, as compared to $14.4 million for the prior year.  The effective tax rate for the current year is 17.1%, as compared to 17.3% for the prior year

Net income attributable to non-controlling interest: The non-controlling interests of the Company include non-controlling shareholders’ interests in each subsidiary. For the fiscal year ended June 30, 2018, the non-controlling interest was the ownership interest of 5% in CECL. The net income attributable to non-controlling interest for the fiscal year ended June 30, 2018 was $0.3 million, an increase of $0.3 million, from nil for the prior year. There are no other non-controlling interests except for 5% in CECL.

Net income and earnings per share attributable to Hollysys: For the fiscal year ended June 30, 2018, net income attributable to Hollysys amounted to $107.2 million, representing an increase of $38.2 million, as compared to $68.9 million for the prior year. The basic and diluted earnings per share were $1.77 and $1.75 for the year ended June 30, 2018, as compared to $1.15 and $1.14 for the prior year, representing a decrease of $0.62 and $0.61, respectively. The increase was primarily due to the higher net income attributable to Hollysys compared to fiscal 2017.

B.	Liquidity and Capital Resources

As of June 30, 2019, our short-term bank borrowings consisted of revolving bank loans of $1.9 million from several banks, which were subject to an annual interest rate of 4.60%. Some of the short-term loans are secured by the pledge of restricted cash in an aggregate amount of $1.0 million and buildings with a carrying value of $0.9 million as of June 30, 2019.

In addition, as of June 30, 2019, we had available lines of credit from various banks in the PRC, Singapore and Malaysia in an aggregate amount of $265.6 million, of which $77.9 million was utilized and $187.6 million was available for use. These lines of credit were secured by the pledge of restricted cash and buildings with a carrying value of $13.4 million and $3.0 million, respectively.

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

We estimate our liquidity needs for investing and financing activities for fiscal 2020 will be approximately $45.3 million, which will be primarily related to the repayment of bank borrowings and capital expenditures. Our future working capital requirements will depend on many factors, including, among others, the rate of our revenue growth, the timing and extent of expansion of our sales and marketing activities, the timing of introductions of new products and/or enhancements to existing products, and the timing and extent of expansion of our manufacturing capacity.

Our long-term liquidity needs will relate primarily to working capital to pay our suppliers, and third-party manufacturers, as well as any increases in manufacturing capacity or acquisitions of third party businesses that we may seek in the future. We expect to meet these requirements primarily through our current cash holdings, revolving bank borrowings, as well as our cash flow from operations. For fiscal year 2020, we expect our capital expenditures will be approximately $16.0 million, mainly related to purchase of the property, plant and equipment for manufacturing and operations.

Cash Flow and Working Capital

As of June 30, 2019, we had total assets of $1,309.4 million, of which cash and cash equivalents amounted to $332.5 million, time deposits with original maturities over three months amounted to $145.1 million, accounts receivable amounted to $282.6 million and inventories amounted to $43.0 million. As of June 30, 2019 our working capital was $768.0 million, equity of $945.4 million and our current ratio was 3.2.

See Item 8, Financial Information, A. Consolidated Statements and Other Financial Information, Dividend Policy, for information on the ability of certain of our subsidiaries in China to make dividends to their respective parent companies.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the fiscal years ended June 30, 2017, 2018 and 2019:

(In USD thousands)
Cash Flow Item	Fiscal Years Ended June 30
	2017	2018	2019
Net cash provided by operating activities	$82,463	$105,719	$100,521
Net cash used in investing activities	$(89,570)	$(49,748)	$(9,888)
Net cash used in financing activities	$(7,413)	$(12,197)	$(10,155)
Effect of exchange rate changes on cash, cash equivalents and restricted cash (i)	$(4,873)	$5,839	$(9,400)
Net (decrease) increase in cash, cash equivalents and restricted cash (i)	$(19,393)	$49,613	$71,078
Cash, cash equivalents and restricted cash, beginning of year (i)	$257,089	$237,696	$287,309
Cash, cash equivalents and restricted cash, end of year (i)	$237,696	$287,309	$358,387

(i)	Effective July 1, 2018, the Group adopted ASU 2016-18 which provides presentation guidance for restricted cash in the statement of cash flows, using the retrospective method, and the adjusted classification and presentation of restricted cash was reflected in the consolidated statements of cash flows for each of the two years ended June 30, 2017 and 2018.

Operating Activities

For the fiscal year ended June 30, 2019, net cash provided by operating activities was $100.5 million, compared to $105.7 million for prior fiscal year 2018. The net cash inflow of operating activities in fiscal year 2019 primarily consisted of net income of $125.5 million, and $14.5 million generated from non-operating items and non-cash items, which was partially offset by $39.5 million used as working capital. Changes in working capital was attributable to a decrease in account receivables of $33.8 million, a decrease in accounts payables of $14.0 million, a decrease of other tax payables of $11.7 million, an increase in deferred revenue of $10.8 million, and an increase in accruals and other payable of $11.5 million.

For the fiscal year ended June 30, 2018, net cash provided by operating activities was $105.7 million, compared to $82.5 million for prior fiscal year 2017. The net cash inflow of operating activities in fiscal year 2018 primarily consisted of net income of $107.4 million and $16.7 million generated from non-operating items and non-cash items, which was partially offset by $18.4 million used as working capital. Changes in working capital are attributable to a decrease in account receivable of $28.3 million, a decrease in inventories of $11.4 million, a decrease of other receivables of $10.0 million and an increase in deferred revenue of $28.2 million.

For the fiscal year ended June 30, 2017, net cash provided by operating activities was $82.5 million.  The net cash inflow of operating activities in fiscal year 2017 primarily consisted of net income of $69.0 million and $15.7 million generated from non-operating items and non-cash items, which was partially offset by $2.2 million used as working capital.

Investing Activities

For the fiscal year ended June 30, 2019, net cash used in investing activities was $9.9 million, compared to $49.7 million for prior fiscal year 2018. The net cash used in investing activities in fiscal year 2019 mainly consisted of a cash outflow of $10.6 million for capital expenditures, a cash outflow of $256.3 million transferred from current accounts to time deposits in banks with original maturities over three months, partially offset by a cash inflow of $245.9 million from maturity of time deposits, and a cash inflow of $8.9 million from dividends received in excess of cumulative equity in earnings from an equity investee.

For the fiscal year ended June 30, 2018, net cash used in investing activities was $49.7 million, compared to $89.6 million for prior fiscal year 2017. The net cash used in investing activities in fiscal year 2018 mainly consisted of a cash outflow of $2.3 million for capital expenditures, a cash outflow of $5.9 million investment of equity investees, a cash outflow of $179.2 million transferred from current accounts to time deposits in banks with original maturities over three months, partially offset by a cash inflow of $137.8 million from maturity of time deposits.

For the fiscal year ended June 30, 2017, net cash used in investing activities was $89.6 million, compared to $2.5 million for prior fiscal year 2016. The net cash used in investing activities in fiscal year 2017 mainly consisted of a cash outflow of $3.7 million for capital expenditures, a cash outflow of $16.2 million cash in deconsolidated subsidiary, a cash outflow of $2.7 million investment of an equity investee, a cash outflow of $154.8 million transferred from current accounts to time deposits in banks with original maturities over three months, partially offset by a cash inflow of $89.3 million from maturity of time deposits.

Financing Activities

For the fiscal year ended June 30, 2019, net cash used in financing activities was $10.2 million, as compared to $12.2 million for the prior year. The net cash used in financing activities in fiscal year 2019 mainly consisted of a repayment of short-term bank loans of $6.9 million, a payment of dividends of $10.9 million, partially offset by proceeds from short-term bank loans of $5.9 million.

For the fiscal year ended June 30, 2018, net cash used in financing activities was $12.2 million, as compared to $7.4 million for the prior year. The net cash used in financing activities in fiscal year 2018 mainly consisted of a repayment of short-term bank loans of $11.3 million, a payment of dividends of $7.2 million, partially offset by proceeds from short-term bank loans of $5.9 million.

For the fiscal year ended June 30, 2017, net cash used in financing activities was $7.4 million, as compared to $6.8 million for the prior year. The net cash used in financing activities in fiscal year 2017 mainly consisted of a repayment of short-term bank loans of $4.9 million, a repayment of long-term bank loans of $7.4 million, a payment of dividends of $12.0 million, partially offset by proceeds from short-term bank loans of $10.1 million, and proceeds from exercise of share options of $6.3 million.

C.	Research and Development, Patents and Licenses

Research and Development Efforts

As a high-technology company, our business and long-term development rely highly on our research and development capabilities. Our research and development process can be classified into the following seven phases:

●	Study phase

●	Requirement phase

●	Designing phase

●	Implementation phase

●	Testing phase

●	Inspection phase

●	Maintaining phase

We use standard product development life cycle models, including the waterfall model, increment model, iterative model and prototype. As a technology leader we continually develop and patent new automation technologies.  We also continually review and evaluate technological changes affecting the automation and integrated system industries and invest substantially in application-based research and development. We currently employ 597 staff in the research and development department or engaged in research and development work.

Our core technologies achieved from our research and development efforts include:

We are committed to incorporating the latest advances in electronics and information system technology into our products and, whenever possible, developing state-of-the-art proprietary products based on our extensive internal expertise and research efforts.  We currently spend approximately 6-9% of our annual revenues on research and development. Our recent major research and development focuses include:

●	Transportation Automation;

●	Manufacturing Automation; and

●	Process Automation.

D.	Trend Information

Other than as disclosed in the foregoing disclosures and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, including long-term loans and operating leases and capital and operational commitments as of June 30, 2019.

					More than 5
(In USD thousands)	Total	Less than 1 year	1-3 years	3-5 years	years
Short-term & Long-term Loans
-Principal	23,197	22,314	529	230	124
-Interest	213	71	57	19	66
Operating Lease Obligations(1)	6,960	2,631	3,019	1,310	—
Purchase Obligations(2)	210,117	166,805	27,070	10,828	5,414
Capital Obligations(3)	1,566	1,566	—	—	—
Standby Letters of Credit(4)	27,771	27,771	—	—	—
Performance Guarantees(5)	60,672	38,269	19,035	3,070	298
Total	330,496	259,427	49,710	15,457	5,902

(1)	Operating lease obligations

It represents the future minimum payments under non-cancelable operating leases.

(2)	Purchase obligations

As of June 30, 2019, the Company had $210.1 million in purchase obligations for the coming fiscal years, for purchases of inventories and subcontracts. The inventories will be mainly used for fulfilling existing contracts or new contracts resulted from the expansion of our operations.

(3)	Capital obligations

As of June 30, 2019, the Company had $1.6 million in capital obligations for the coming fiscal year, mainly for the Company’s information system construction.

(4)	Standby letters of credit

We have issued letters of credit to our suppliers to serve as assurance of payment, and issued to our subsidiaries as comprehensive credit. When a letter of credit is issued, a proportion of the total amount covered by the letter of credit may be required to be deposited in the bank, and is not available until the payment has been settled or the letter of credit has expired. As of June 30, 2019, we had $27.8 million in standby letters of credit obligations, with $15.3 million of restricted cash deposited in banks for standby letter of credit.

(5)	Performance guarantees

We have provided performance guarantees to our customers to serve as assurance of performance for the contractual obligations. When a performance guarantee is issued, a proportion of the total guarantee amount may be required to be deposited in the bank, and is not available until the guarantee is expired. As of June 30, 2019, we had $60.7 million performance guarantees obligation, with $8.6 million of restricted cash deposited in banks for performance guarantees.

Other than the contractual obligations and commercial commitments set forth above, we did not have any other long-term debt obligations, operating lease obligations, capital commitments, purchase obligations or other long-term liabilities as of June 30, 2019.

G.	Safe Harbor

See "Forward-Looking Information" on page 8.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management as of June 30, 2019.

Name	Age	Position

Baiqing Shao	51	Chairman of Board of Directors and Chief Executive Officer
Steven Wang	51	Chief Financial Officer
Colin Sung	53	Director
Jerry Zhang	47	Director
Jianyun Chai	57	Director
Li Qiao	62	Director

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

Mr. Steven Wang, joined the Company in June 2018. He has over 15 years of experience in financial controlling, accounting and budgeting, tax planning and corporate investment in various investment institutions and multinational corporations, with deep familiarity with rules and regulations of US and Chinese capital markets. Prior to joining Hollysys, Mr. Wang served as the Chief Financial Officer and Vice President of Xinhua Lian Investment Co., Ltd., a subsidiary of a top 500 company in China. From 2005 to 2012, Mr. Wang worked at various managerial positions at Globe Specialty Metals Inc. and Zhonglian Zhongke Co., Ltd., a Hong Kong Stock Exchange listed company. Mr. Wang received an MBA degree in Finance from the Wharton School, the University of Pennsylvania.

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

Ms. Li Qiao, has served as a member of Board of Directors of the Company since January 2017. She is the Chairman of Agriculture Resources Pte Ltd. and the Director of CSIC International Pte Ltd. She served as Chairman of the Company from 2007 to 2010 and as Director of Beijing Hollysys Co., Ltd. from 1999 to 2008. Before that, Ms. Qiao had worked in government for more than ten years. She was the Minster of Enterprise Division in Business Administration Committee of The Beijing Municipality Concerning the Experimental Area for Developing New-Technology Industries, and also served as the head of the Zhongguancun Technology Park (“Zhongguancun”) Administrative Committee. Ms. Li Qiao participated in setting the Five-year plan of Chinese High-Tech Industrial Area and Zhongguancun High-Tech Development and Industrial Policy. She also participated in organizing and editing “The Regulations of Zhongguancun High-Tech Development Park” which is regarded as the fundamental law of Zhongguancun. Ms. Qiao also has extensive experience in equity investment. She organized twelve industry annual analysis reports and participated in establishing the first Beijing venture capital company, invested and successfully helped a number of companies listed in domestic and abroad. The investment projects that Ms. Qiao involved with include biological medicine, high-end equipment manufacturing, new energy, chemical and energy, agriculture, education, integrated circuits, aerospace, fast moving consumer goods, electronic information and other industries. She holds an IEMBA from Hong Kong University of Science and Technology.

There is no arrangement or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person named above was selected as a director or member of senior management.

No family relationship exists between any of the persons named above.

B.	Compensation

The aggregate cash compensation paid to our executive officers as a group was $1,010,883 for the fiscal year ended June 30, 2019. For the fiscal year ended June 30, 2019, the aggregate amount of cash compensation paid to our directors as a group was $168,000. We pay each of our non-employee directors who are not Company employees a monthly fee as compensation for the services to be provided by him/her as a non-employee director. We also reimburse our non-employee directors for out-of-pocket expenses incurred in attending meetings.  We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

The following paragraphs summarize the principal terms of our 2015 Equity Plan.

Administration. The 2015 Equity Plan is currently being administered by our board of directors. The board has the authority to determine the specific terms and conditions of all awards granted under the 2015 Plan, including, without limitation, the number of shares subject to each award, the price to be paid for the shares and the applicable vesting criteria. The board also has discretion to make all other determinations necessary or advisable for the administration of the 2015 Equity Plan.

Eligibility. Non-statutory share options, restricted shares, restricted share units, share appreciation rights, performance units and performance shares may be granted to employees, directors or consultants either alone or in combination with any other awards. Incentive stock options may be granted only to our employees.

Shares Available for Issuance Under the 2015 Equity Plan. The maximum aggregate number of shares that may be issued under the 2015 Equity Plan is 5,000,000 ordinary shares. The number and class of shares available under the 2015 Equity Plan are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, share splits, share dividends, or other similar events which change the number or kind of shares outstanding.

Transferability. Unless otherwise provided in the 2015 Equity Plan or otherwise determined by the board, an award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the participant, only by the participant.

Termination of, or Amendments to, the 2015 Equity Plan. The board may at any time amend, alter, suspend or terminate the 2015 Equity Plan, provided that the Company will obtain shareholder approval of any 2015 Equity Plan amendment to the extent necessary and desirable to comply with applicable laws.

The 2015 Equity Plan will terminate ten years following the date it was adopted by the board, unless sooner terminated by the board.

In the fiscal year ended June 30, 2015, we granted options to purchase 1,740,000 ordinary shares under the 2015 Equity Plan to certain key employees. These options have vesting periods of up to five years depending on the person’s position and all of the grants have specific performance milestones.  Additionally, if in certain instances the milestones are exceeded by specified targets, then applicable vesting schedules will be accelerated. The exercise periods for the options are five years from the date of grant. As of June 30, 2019, 306,000 options were vested and none of the options were exercised.

The following table summarizes, as of June 30, 2019, the outstanding options that we had granted to our current directors and executive officers.

	Number of
	securities
	underlying
	unexercised
	options	Exercise Price
Name	exercisable	(US$/Share)	Grant Date	Expiration Date
Baiqing Shao	90,000	21.75	May 14, 2015	May 13, 2020

Employment Agreements

We entered into a three-year employment agreement with our Chief Executive Officer, Mr. Baiqing Shao on November 30, 2013. The agreement was automatically renewed on November 30, 2016 for another three years. Mr. Shao is entitled to insurance benefits, four weeks’ vacation, and reimbursement of business expenses and, if necessary, relocation expenses. The agreement may be terminated by us for the executive’s death, disability and cause. Mr. Shao may terminate the employment agreement for any good reason at any time. The agreements contain provisions for the protection of confidential information and a three-year non-competition covenant after the termination of the employment within China.

We also entered into a three-year employment agreement with our Chief Financial Officer, Mr. Steven Wang on June 27, 2018. Mr. Wang is entitled to insurance benefits, four weeks’ vacation, and reimbursement of business expenses and, if necessary, relocation expenses. The agreement may be terminated by us for death, disability and cause. Mr. Wang may terminate the employment agreement for any good reason at any time. The agreements contain provisions for the protection of confidential information and a three-year non-competition covenant after the termination of the employment within China.

C.	Board Practices

Terms of Directors and Executive Officers

Our board consisted of five directors for fiscal year 2019. Our directors are not subject to a term of office limitation, and hold office until the next annual meeting of members or until such director’s earlier resignation, removal from office, death or incapacity. Any vacancy on our board resulting from death, resignation, removal or other cause, and any newly created directorship resulting from any increase in the authorized number of directors between meetings of members, may be filled either by the affirmative vote of a majority of all the directors then in office (even if less than a quorum) or by a resolution of members. In addition, the service agreement between us and the directors do not provide benefits upon termination of their services In connection with the adoption of the 2010 Rights Plan, we amended our Memorandum and Articles of Association to provide that directors may only be removed by shareholders for cause.

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

Board Committees

Our board has established an audit committee, a compensation committee and a corporate governance and nominating committee. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Colin Sung, Ms. Jerry Zhang, and Mr. Jianyun Chai, with Mr. Sung serving as the Chair. Our board has determined that each member of the audit committee satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Marketplace Rules.

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

Pursuant to the terms of its charter, the audit committee’s responsibilities include, among other things:

●	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

●	reviewing with our independent auditors any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related-party transactions;

●	discussing the annual audited financial statements with management and our independent auditors;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant internal control deficiencies;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

●	meeting separately and periodically with management and our internal and independent auditors; and

●	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Ms. Jerry Zhang and Mr. Jianyun Chai and Mr. Colin Sung, with Ms. Jerry Zhang serving as its Chair. Our board has determined that each member of the compensation committee satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Marketplace Rules.

Our compensation committee assists the board in reviewing and approving the compensation structure of our executive officers, including all forms of compensation to be provided to our executive officers.  Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.  The Compensation Committee is responsible for, among other things:

●	approving and overseeing the compensation package for our chief executive officer and the other senior executive officers;

●	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation;

●	reviewing and making recommendations in respect of director compensation;

●	engaging and overseeing compensation consultants;

●	reviewing periodically and making recommendations to the Board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans and the administration of those plans; and

●	reviewing and making recommendations to the Board regarding succession plans for the chief executive officer and other senior officers.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Ms. Jerry Zhang, Mr. Jianyun Chai and Mr. Colin Sung with Ms. Zhang acting as the Chair. Our board has determined that each member of the corporate governance and nominating committee satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Marketplace Rules. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

●	identifying and recommending to the Board nominees for election or re-election to the board, or for appointment to fill any vacancy;

●	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to the board the directors to serve as members of the board’s committees; and

●	monitoring compliance with our Corporate Governance Guidelines

D.       Employees

We had 3,301, 3,292 and 3,202 employees as of June 30, 2019, 2018, and 2017, respectively. As of June 30, 2019, there were 2,663 employees located in China and 638 employees outside China.  The following table sets forth our employees as of June 30, 2019 based on their functional areas within the Company:

Category	China	Overseas	Total
Sales & Marketing	440	24	464
Research and development	597	—	597
Engineering	915	476	1,391
Production	369	—	369
Management	342	138	480
Total	2,663	638	3,301

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

Our employees in China participate in a state pension scheme organized by Chinese municipal and provincial governments.  We also contribute to social insurance for our employees each month, which includes pension, medical insurance, maternity insurance, unemployment insurance, occupational injuries insurance and housing providence fund in accordance with PRC regulations.

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

E.       Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares (i) by each of our officers and directors, as of September 2, 2019; (ii) by each person who is known by us to beneficially own more than 5% of our ordinary shares. The table does not include any preferred shares or ordinary shares that may be issued under the Rights Plan of the Company. The address of each of the persons set forth below is in care of Hollysys Automation Technologies Ltd., No. 2 Disheng Middle Road, Beijing Economic-Technological Development Area, Beijing, China 100176.

			Amount & Nature of
Name & Address of			Beneficial		Percent of
Beneficial Owner	Office, if Any	Title of Class	Ownership (1)		Class (2)
Officers and Directors
Baiqing Shao	Chairman and Chief Executive Officer	Ordinary Shares	4,399,223	(3)	7.29%
Steven Wang	Chief Financial Officer	Ordinary Shares	*		*
Colin Sung	Director	Ordinary Shares	63,750	(4)	*
Jerry Zhang	Director	Ordinary Shares	42,500	(5)	*
Jianyun Chai	Director	Ordinary Shares	41,250	(6)	*
Li Qiao	Director	Ordinary Shares	540,588	(7)	*

5% Securities Holder
Baiqing Shao		Ordinary Shares	4,399,223	(3)	7.29%
Eastspring Investments (Singapore) Limited		Ordinary Shares	6,121,214	(8)	10.14%
Davis Selected Advisers, L.P.		Ordinary Shares	6,662,570	(9)	11.04%

* Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as otherwise indicated, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)	As of September 2, 2019, a total of 60,342,099 ordinary shares are outstanding pursuant to SEC Rule 13d-3(d)(1). For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(3)	The securities reported as held by Mr. Baiqing Shao include 4,144,223 shares of our ordinary shares held indirectly through Ace Lead Profits Limited. The foregoing entity is a BVI entity that is wholly-owned and controlled by Mr. Baiqing Shao therefore he may be deemed to be the beneficial owner of the ordinary shares held by it. The securities reported as held by Mr. Baiqing Shao also include options to purchase 90,000 ordinary shares that are vested. The exercise price of the options is $21.75 per share and the expiration date is May 13, 2020.

(4)	The securities reported as held by Mr. Colin Sung include 45,000 ordinary shares that were issued and 18,750 restricted shares vested but not issued, but do not include 3,750 restricted shares that are not yet vested.

(5)	The securities reported as held by Ms. Jerry Zhang include 42,500 restricted shares vested but not issued; but do not include 2,500 restricted shares that are not yet vested.

(6)	The securities reported as held by Mr. Jianyun Chai include 41,250 restricted shares vested but not issued, but do not include 3,750 restricted shares that are not yet vested.

(7)	The securities reported as held by Ms. Li Qiao include 528,088 ordinary shares of our ordinary shares held indirectly through Acclaimed Insight Investments Ltd, Glory Pearl International Ltd and Time Keep Investment Ltd. as well as 12,500 restricted shares vested but not issued, but do not include 2,500 restricted shares that are not yet vested.

(8)	Based on information provided by Eastspring Investments (Singapore) Limited in Amendment No. 3 to Schedule 13G filed with the SEC on February 12, 2019.

(9)	Based on information provided by Davis Selected Advisers, L.P. in Amendment No. 2 to Schedule 13G filed with the SEC on February 13, 2019.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

Please refer to Item 6.E “Directors, Senior Management and Employees — Share Ownership.”

B.   Related Party Transactions

Due from related parties

We sell automation control systems to China Techenergy Co., Ltd. (“China Techenergy”), which are used for non-safety operations control in the nuclear power industry. China Techenergy is 40% owned by Beijing Hollysys. China Techenergy incorporates the our non-safety automation control systems with their proprietary safety automated control systems to provide an overall automation and control system for nuclear power stations in China. We are not a party to the integrated sales contracts executed between China Techenergy and its customers. Our pro rata shares of the intercompany profits and losses are eliminated until realized through a sale to outside parties, as if China Techenergy were a consolidated subsidiary. As of June 30, 2019, the balance due from China Techenergy was $28.0 million, which balance has not been paid off as of the date of this report.

We sell products to Hollysys Intelligent. Hollysys Intelligent incorporates our products with their automated systems to provide an integrated automation and control system to their customer. Hollysys Intelligent is 40% indirectly owned by Hollysys Group Co., Ltd. As of June 30, 2019, the balance due from Hollysys Intelligent was $7.8 million, which balance has not been paid off as of the date of this report.

Due to related parties

From time to time, we purchase products from China Techenergy. As of June 30, 2019, the balance due from us to China Techenergy was $4.7 million, which balance has not been paid off as of the date of this report.

From time to time, we purchase products from Hollysys Intelligent. As of June 30, 2019, the balance due from us to Hollysys Intelligent was $0.7 million, which balance has not been paid off as of the date of this report.

We entered into an operating lease agreement with Beijing Hollycon Medicine & Technology. Co., Ltd. (“Hollycon”) to lease part of one of its buildings located in Beijing for $1.0 million. The lease term is for 1 year from the commencement date of June 1, 2018 to May 31, 2019. Hollycon is 30% owned by Hollysys Group.

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

Dividend Policy

On August 11, 2016, the Board of Directors approved a regular cash dividend policy pursuant to which future cash dividends are expected to be paid to holders of the Company’s ordinary shares on an annual basis out of funds legally available for such purpose. However, the declaration and payment of future dividends will be at the discretion of the Board, and will depend upon many factors, including but not limited to the Company’s financial conditions, available cash resources, earnings, and capital requirements of its businesses, legal requirements, regulatory constraints, industry practice, and other factors that the Board deems relevant. Accordingly, there can be no assurance that dividends in the future will be equal or similar in amount to the amounts already declared and paid in the past or that the Board of Directors will not decide to suspend or discontinue, altogether, the payment of cash dividends in the future.

As a BVI company, we may only declare and pay dividends if our directors are satisfied, on reasonable grounds, that immediately after the distribution (i) the value of our assets will exceed our liabilities and (ii) we will be able to pay our debts as they fall due. On November 11, 2016, we paid 2016 annual dividend of $0.2 per ordinary share. On November 6, 2017, we paid 2017 annual dividend of $0.12 per ordinary share. On November 12, 2018, Company paid 2018 annual dividend of $0.18 per ordinary share.

Notwithstanding the understanding that earnings will be accumulated, our ability to pay dividends depends substantially on the receipt of dividends to us by our subsidiaries.

For the PRC subsidiaries, each of them may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and the accounting standards and regulations in China. Pursuant to applicable PRC laws and regulations, 10% of after-tax profits of each of our consolidated PRC entities are required to be set aside in a statutory surplus reserve fund annually until the reserve balance reaches 50% of such PRC entity’s registered capital. Allocations from these statutory surplus reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends. See "Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People's Republic of China — We rely to a significant extent on dividends, loans and other distributions on equity paid by our principal operating subsidiaries in China."

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

Register

Our company was incorporated in the BVI on February 6, 2006 under the BVI Business Companies Act (as amended), which we refer to as the Act. We filed a Certificate of Change of Name to change its name from HLS Systems International, Inc. to Hollysys Automation Technologies Ltd. on July 17, 2009. On May 26, 2016, the board of directors of the Company, or our Board, approved our Amended and Restated M&A, to exclude the statutory acquisitions of share procedure under Sections 60 and 61 of the Act. Our Amended and Restated M&A became effective upon the registration by the BVI Registrar of Corporate Affairs on May 27, 2016. Our Board believed that this change was desirable and to the benefit of all of our shareholders because it provided Hollysys with increased flexibility of action to purchase its own shares from time to time based on market conditions, stock prices, and other factors without the delay and expense involved in offering to purchase share from all shareholders or obtaining written consent of such purchase from the shareholders as otherwise required under Sections 60 and 61 of the Act.

Objects and Purposes

Section 5 of our Amended and Restated M&A, grants the Company full power and capacity to carry on or undertake any business or activity and do any act or enter into any transaction not prohibited by the Act or any other BVI legislation.

Directors

A director must, immediately after becoming aware of the fact that he or she is interested in a transaction entered into or to be entered into by us, disclose such interest to our Board, unless (i) the transaction or proposed transaction is between the director and Hollysys and (ii) the transaction or proposed transaction is or is to be entered into in the ordinary course of our business and on usual terms and conditions. The director who is interested in a transaction entered into or to be entered into by Hollysys may (i) vote on a matter relating to the transaction; (ii) attend a meeting of directors at which a matter relating to the transaction arises and be included in the quorum; and (iii) sign a document on behalf of Hollysys, or do any other thing in his capacity as a director, that relates to the transaction.

The directors may fix their compensation for services rendered to us.

By a resolution of directors, the directors may exercise all our powers to borrow money, mortgage or charge our undertakings and property, issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation occurred by us or of any third party.

Each director holds office until his successor takes office or until his earlier death, resignation or removal by the members or a resolution passed by the majority of the remaining directors.

A director shall not require a share qualification.

Directors may only be removed for cause by the shareholders.

Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling the company pursuant to provisions of our Amended and Restated M&A, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Rights and Obligations of Shareholders

Dividends

Subject to the Act, our directors may, by resolution of directors, declare dividends and distributions by Hollysys to members and authorize payment on the dividends or distributions so long as that immediately after the distribution, the value of our assets exceeds our liabilities and we are able to pay our debts as they fall due. Any distribution payable in respect of a share which has remained unclaimed for three years from the date when it became due for payment shall, if our Board so resolves, be forfeited and cease to remain owing by us. Our directors may, before authorizing any distribution, set aside out of our profits such sum as they think proper as a reserve fund, and may invest the sum so set apart as a reserve fund upon such securities as they may select.

The holder of each ordinary share has the right to an equal share in any distribution paid by Hollysys.

Voting Rights

Each ordinary share confers on the shareholder the right to one vote at a meeting of the members or on any resolution of members on all matters before the shareholders of the Company.

Rights in the event of winding up

The holder of each ordinary share is entitled to an equal share in the distribution of the surplus assets of Hollysys on a winding up.

Redemption

We may purchase, redeem or otherwise acquire and hold our own shares, for such consideration as the directors consider fit without the consent of members whose shares are to be purchased, redeemed or otherwise acquired.

Liability for Further Capital Calls

Shareholders are not obligated to make any further contributions to our share capital other than as agreed by the subscriber of the relevant shares on subscription. This provision means that holders of ordinary shares will not be obligated to make further contributions to our share capital.

Changes in the rights of shareholders

The rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound-up, be varied with the consent in writing of not less than three-fourths of the issued shares of that class and the holders of not less than three-fourths of the issued shares of any other class of shares which may be affected by such variation. This is not a statutory requirement under the Act and has been imposed pursuant to the terms of the Amended and Restated M&A.

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

A meeting of members is properly constituted if at the commencement of the meeting the holder or holders present in person or by proxy entitled to exercise at least 50% of the voting rights of the shares of each class or series of shares entitled to vote as a class or series thereon and the same proportion of the votes of the remaining shares entitled to vote thereon.

A member shall be deemed to be present at the meeting if he participates by telephone or other electronic means and all members participating in the meeting are able to hear each other.

A resolution of members may be approved at a duly constituted meeting of members by the affirmative vote of a simple majority of the votes of those members entitled to vote and voting on the resolution.

A meeting of members held in contravention of the requirement to give notice is valid if members holding not less than 90% of: (a) the total voting rights on all matters to be considered at the meeting; or (b) the votes of each class or series of shares where members are entitled to vote thereon as a class or series together with an absolute majority of the remaining votes, have waived notice of the meeting. Attendance at the meeting is deemed to constitute waiver.

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

Limitations on Ownership and Voting Rights of Securities

There are no limitations on the right of any person, including non-residents or foreign persons, to own, or exercise voting rights with respect to, our securities imposed by BVI law or by our Amended and Restated M&A, other than with respect to the our 2010 Rights Plan. See “— Takeover provisions” below.

Change in Control of Company

While directors of Hollysys may be appointed by the members or directors for such terms as may be determined at the time of such appointment, and may be removed by resolution of directors with or without cause, directors may not be removed by the members except for cause.

Our unissued and unreserved shares, including unissued and unreserved preferred shares, are at the disposal of the directors who may offer, allot, grant options over or otherwise dispose of them to such persons at such times and for such consideration, being not less than the par value of the shares being disposed of, and upon such terms and conditions as the directors may determine. While the issuance of preferred shares provides us with flexibility in connection with possible acquisitions or other corporate purposes, it could, among other things, have the effect of delaying, deferring or preventing a change of control transaction and could adversely affect the market price of our ordinary shares. We have no current plan to issue any preferred shares.

Takeover provisions

On August 27, 2010, our Board adopted the 2010 Rights Plan. In connection with the 2010 Rights Plan, our Board declared a dividend distribution of one “Right” for each outstanding ordinary share to shareholders of record at the close of business on August 27, 2010, effective as of September 27, 2010. Each Right entitles the shareholder to buy one share of our Class A preferred shares at a price of $160. Unless terminated earlier by our Board, the 2010 Rights Plan will expire on September 27, 2020.

Initially, the Rights will only be transferable in connection with the transfer or ordinary shares, and no separate Rights certificates or stock statements will be distributed or provided. The Rights will separate from the ordinary shares and become exercisable if a person or group announces an acquisition of 20% or more of our outstanding ordinary shares, or announces commencement of a tender offer for 20% or more of the ordinary shares. In that event, the Rights permit shareholders, other than the acquiring person, to purchase our ordinary shares having a market value of twice the exercise price of the Rights, in lieu of the Class A preferred shares. In addition, in the event of certain business combinations, the Rights permit the purchase of the ordinary shares of an acquiring person at a 50% discount. Rights held by the acquiring person become null and void in each case.

The 2010 Rights Plan is designed to ensure that all of our shareholders receive fair and equal treatment in the event of any proposed takeover of us and to guard against partial tender offers, open market accumulations and other abusive or coercive tactics to gain control of us without paying all shareholders a control premium. The Rights will cause substantial dilution to a person or group that acquires 20% or more of our shares on terms not approved by the our Board, but the Rights should not interfere with any merger or other business combination approved by the Board at any time prior to the first date that a person or group has become an acquiring person.

Ownership Threshold

There are no provisions governing the ownership threshold above which shareholder ownership must be disclosed under the laws of the BVI or our Amended and Restated M&A.

Changes in Authorized Shares

Subject to the provisions of the Act, we may, by a resolution of directors or members, amend our Amended and Restated M&A to increase or decrease the number of our shares authorized to be issued. The directors of the Company may, by resolution, authorize a distribution (including a capital distribution) by the Company at a time, of an amount, and to any members they think fit if they are satisfied, on reasonable grounds, that the Company will, immediately after the distribution, satisfy the solvency test. The solvency test is satisfied if the value of the Company’s assets exceeds its liabilities, and the Company is able to pay its debts as they fall due.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Continental Stock Transfer & Trust Company.

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

Powers of directors

Unlike most U.S. jurisdictions, the directors of a BVI company, subject in certain cases to a court’s approvals but without shareholders’ approval, may implement the sale, transfer, exchange or disposition of any asset, property, part of the business, or securities of the company, with the exception that shareholder approval is required for the disposition of over 50% in the value of the total assets of the company.

Conflict of interests

Similar to the laws of most U.S. jurisdictions, when a director becomes aware of the fact that he or she has an interest in a transaction which we are to enter into, he or she must disclose it to our Board. However, with sufficient disclosure of interest in relation to that transaction, the director who is interested in a transaction entered into or to be entered into us may (i) vote on a matter relating to the transaction; (ii) attend a meeting of directors at which a matter relating to the transaction arises and be included in the quorum; and (iii) sign a document on behalf of us, or do any other thing in his capacity as a director, that relates to the transaction.

Written consent and cumulative voting

Similar to the laws of most U.S. jurisdictions, under the BVI law, shareholders are permitted to approve matters by way of written resolution in place of a formal meeting. BVI law does not make a specific reference to cumulative voting, and there is no provision authorizing cumulative voting under our Amended and Restated M&A. Many U.S. jurisdictions permit cumulative voting.

Shareholder’s access to corporate records

A shareholder is entitled, on giving written notice to us, to inspect our (i) Amended and Restated M&A; (ii) register of members; (iii) register of directors; and (iv) minutes of meetings and resolutions of members and of those classes of members of which the shareholder is a member.

Our directors may, if they are satisfied that it would be contrary to our interests to allow a member to inspect any document listed above (or any part thereof), refuse the member to inspect the document or limit the inspection of the document. Our Board may also authorize a member to review our company account if requested.

Indemnification

Under BVI law and our Amended and Restated M&A, we may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings, any person who: (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director; or (b) is or was, at our request, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

To be entitled to indemnification, these persons must have acted honestly and in good faith and in what he believes to be the best interest of our company, and they must have had no reasonable cause to believe their conduct was unlawful. Furthermore, such a person must be indemnified by us if he has been successful in the defense of any proceedings.

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

Exchange Controls in China

See our disclosures under “Item 4.B. Business Overview- Regulations.”

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

Our ordinary shares are not subject to transfer taxes, stamp duties or similar charges in the BVI. However, as a company incorporated under the BVI Act, we are required to pay the BVI government an annual license fee based on the number of shares we are authorized to issue.

There is no income tax treaty or convention currently in effect between the United States and the BVI.

Taxation in China

We are a holding company incorporated in the BVI, which indirectly holds our equity interests in our PRC operating subsidiaries. The PRC Enterprise Income Tax Law, or the EIT Law and its implementation rules, both of which became effective as of January 1, 2008, provide that a PRC enterprise is subject to a standard income tax rate of 25% and China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties between the overseas parent’s jurisdiction of incorporation and China to reduce such rate.

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

It remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. We do not currently consider our company to be a PRC resident enterprise and we do not withhold the 10% EIT when we distributed dividends to our non-resident enterprise shareholders in the past. However, if the PRC tax authorities determine that we are considered to be a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow: (1) we may be subject to the PRC enterprise income tax at the rate of 25% on our worldwide taxable income; (2) dividend income that we received from our PRC subsidiaries may be exempt from the PRC withholding tax; and (3) dividends paid to our overseas shareholders who are non-PRC resident enterprises as well as gains realized by these shareholders from the transfer of our shares may be regarded as PRC-sourced income and as a result be subject to PRC withholding tax at a rate of up to 10%, subject to any reduction or exemption set forth in relevant tax treaties, and similarly, dividends paid to our overseas shareholders who are non-PRC resident individuals, as well as gains realized by these shareholders from the transfer of our shares, may be regarded as PRC-sourced income and as a result be subject to PRC withholding tax at a rate of 20%, subject to any reduction or exemption set forth in relevant tax treaties.

Under the EIT Law and its implementing rules, a non-resident enterprise is generally subject to PRC enterprise income tax with respect to PRC-sourced income, but there remain substantial uncertainties as to their interpretation and application by the relevant PRC tax authorities. We intend to comply with any interpretation or notice in relation to the taxation of capital gains issued by the PRC tax authorities in the future.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of particular circumstances, nor does it address the U.S. federal income tax consequences to persons who are subject to special rules under U.S. federal income tax law, including:

●	banks, insurance companies or other financial institutions;

●	persons subject to the alternative minimum tax;

●	tax-exempt organizations;

●	corporations that accumulate earnings to avoid United States federal income tax;

●	certain former citizens or long-term residents of the United States;

●	dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons that own, or are deemed to own, more than five percent of our capital stock;

●	holders who acquired our ordinary shares as compensation or pursuant to the exercise of a stock option;

●	persons who hold our ordinary shares as a position in a hedging transaction, “straddle,” or other risk reduction transaction; or

For purposes of this discussion, a U.S. holder is (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States (or treated as such under applicable U.S. tax laws), any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust if? (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) it has a valid election in effect under applicable law and regulations to be treated as a U.S. person for U.S. federal income tax purposes. A non-U.S. holder is a holder that is neither a U.S. holder nor a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

In the case of a partnership or entity classified as a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships or entities classified as partnerships for U.S. federal income tax purposes should consult their tax advisors regarding the U.S. federal income tax consequences to them of the merger or of the ownership and disposition of our ordinary shares.

Distributions

On August 11, 2016, our Board approved a regular cash dividend policy pursuant to which future cash dividends are expected to be paid to holders of the Company’s ordinary shares on an annual basis out of funds legally available for such purpose. Subject to the discussion of the passive foreign investment company rules below, the gross amount of such distributions will be included in the gross income of the U.S. holder as dividend income on the date of receipt to the extent that the distribution is paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends-received deduction allowed to corporations. Dividends received by non-corporate U.S. holders, including individuals, may be subject to reduced rates of taxation under current law, provided certain requirements are met.

In the event that the Company is deemed to be a PRC resident enterprise for PRC tax purposes, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ordinary shares. See “Taxation — Taxation in China.” In that case, a U.S. holder may be eligible to claim a foreign tax credit with respect to any PRC withholding tax imposed on dividends paid by us. However, the foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code and the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the U.S.-PRC Tax Treaty, is not entirely clear at this time. U.S. holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the U.S.-PRC Tax Treaty.

To the extent that dividends paid on our ordinary shares exceed current and accumulated earnings and profits, the distributions will be treated first as a tax-free return of tax basis on our ordinary shares, and to the extent that the amount of the distribution exceeds tax basis, the excess will be treated as gain from the disposition of those ordinary shares.

Sale or Other Disposition

Subject to the discussion of the passive foreign investment company rules below, U.S. holders of our ordinary shares will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of ordinary shares equal to the difference between the amounts realized for the ordinary shares and the U.S. holder’s tax basis in the ordinary shares. This gain or loss generally will be capital gain or loss. Under current law, non-corporate U.S. holders, including individuals, are eligible for reduced tax rates if the ordinary shares have been held for more than one year. The deductibility of capital losses is subject to limitations.

In the event that the Company is deemed to be a PRC resident enterprise for PRC tax purposes, a U.S. holder may be subject to PRC tax on any gain from the sale or other disposition of the ordinary shares. See “Taxation — Taxation in China.” In that case, a U.S. holder may be eligible to claim a foreign tax credit with respect to any PRC withholding tax imposed on gain from the sale or other disposition of ordinary shares. However, the foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code and the U.S.-PRC Tax Treaty is not entirely clear at this time. U.S. holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the U.S.-PRC Tax Treaty.

Unearned Income Medicare Contribution

Certain U.S. holders who are individuals, trusts or estates are required to pay an additional 3.8% tax on net investment income, which includes, among other things, dividends on and capital gains from the sale or other disposition of shares of stock. U.S. holders should consult their own advisors regarding the effect, if any, of this tax provision on their ownership and disposition of our ordinary shares

Passive Foreign Investment Company Rules.

In general, a foreign corporation will be a passive foreign investment company, or PFIC, for any taxable year in which (1) 75% or more of its gross income consists of passive income (such as dividends, interest, rents royalties and certain gains) or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income.

Based on our current income and assets and the value of our outstanding ordinary shares, we do not believe that we were a PFIC for our taxable year ended June 30, 2019 and do not expect to become a PFIC in the foreseeable future. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ordinary shares, may cause us to become a PFIC for future taxable years.

If we were a PFIC for any taxable year during which a U.S. Holder owned our ordinary shares, the U.S. Holder may be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of ordinary shares by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such share. The amounts allocated to the taxable year of disposition and to taxable years prior to the first taxable year in which we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amounts. Further, to the extent that any distribution received by a U.S. Holder on ordinary shares exceeded 125% of the average of the annual distributions received on such shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner. Certain elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the shares. U.S. Holders should consult their tax advisers to determine whether such elections are available and, if so, what the consequences of the alternative treatments would be in those holders’ particular circumstances. U.S. Holders should also consult their tax advisers regarding the determination of whether we are a PFIC and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends or of proceeds on the disposition of stock made to a holder of our ordinary shares may be subject to information reporting and backup withholding at a current rate of 28% unless such holder provides a correct taxpayer identification number on IRS Form W-9 (or other appropriate withholding form) or establishes an exemption from backup withholding.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

F.   Dividends and Paying Agents

On August 11, 2016, the Board of Directors of the Company approved a regular cash dividend policy pursuant to which future cash dividends are expected to be paid to holders of the Company’s ordinary shares on an annual basis out of funds legally available for such purpose. On September 26, 2016, the Board of Directors declared a regular annual dividend of $0.20 per ordinary share. The dividend was payable on November 11, 2016 to shareholders of record at the close of business on October 26, 2016. On September 25, 2017, the Board of Directors declared a regular annual dividend of $0.12 per ordinary share for 2017. The dividend was paid on November 06, 2017 to shareholders of record at the close of business on October 16, 2017. On September 27, 2018, the Board of Directors declared a regular cash dividend of $0.18 per ordinary share. The dividend was paid on November 12, 2018 to shareholders of record at the close of business on October 22, 2018. Continental Stock Transfer & Trust aced as the paying agent in respect of the dividend paid in 2016, 2017 and 2018. The declaration and payment of future dividends, pursuant to the Company’s dividend policy, will be at the discretion of the Board of Directors based on many factors, including but not limited to the Company’s financial conditions, its available cash resources, earnings, capital requirements of its businesses, legal requirements, regulatory constraints, industry practice, and other factors that the Board of Directors deems relevant. Accordingly, there can be no assurance that dividends in the future will be equal or similar in amount to the amounts already declared and paid in the past or that the Board of Directors will not decide to suspend or discontinue, altogether, the payment of cash dividends in the future.

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

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC, including this Annual Report on Form 20-F, may be inspected and copied at the public reference room of the SEC at 100 F. Street, N.E., Washington D.C. 20549.  You can also obtain copies of this Annual Report on Form 20-F by mail from the Public Reference Section of the SEC, 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates.  Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov.  The SEC’s telephone number is 1-800-SEC-0330. In accordance with NASDAQ Stock Market Rule 5250(d), we will also post this annual report on Form 20-F on our website at www.hollysys.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders upon request.

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

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to interest rate risk primarily with respect to our bank loans. A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings as of June 30, 2019, would decrease income before income taxes by $0.2 million for the fiscal year ended June 30, 2019. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, 76.9% of our consolidated revenues and consolidated costs and expenses are denominated in RMB, and 86.5% of our assets are denominated in RMB, and the remaining are mainly denominated in SGD.  As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rates of the U.S. dollar, RMB and SGD.  If the RMB or SGD depreciates against the U.S. dollar, the value of our RMB or SGD revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated at historical exchange rates.  Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of shareholders’ equity.  An average appreciation or depreciation of the RMB against the US dollar of 5% would increase or decrease our comprehensive income by $1,099,850 and $1,215,624, respectively. An average appreciation or depreciation of the SGD against the US dollar of 5% would increase or decrease our comprehensive income by $411,097 or $454,371 respectively, based on our current revenues, costs and expenses, assets, and liabilities denominated in RMB or SGD as of June 30, 2019.

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

ITEM 15.     CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act, our management has carried out an evaluation, with the participation and under the supervision of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2019.

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

Management conducted its evaluation of disclosure controls and procedures under the supervision of our chief executive officer and our chief financial officer.  Based upon, and as of the date of this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2019.

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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2019. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 framework). Based on our assessment, management believes that, as of June 30, 2019, our internal control over financial reporting was effective based on those criteria.

Our independent registered public accounting firm has audited our internal control over financial reporting as of June 30, 2019 and has issued an attestation report, which appears on page F-4 of this annual report on Form 20-F.

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

ITEM 16B.     CODE OF ETHICS

In March 2006, our board of directors adopted a code of conduct, or Code of Conduct, which applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer.  Our Code of Conduct addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, confidentiality, and reporting of violations of the code.  A copy of the Code of Conduct was filed as Annex G to our registration statement on Form S-4 filed with the SEC on March 30, 2006 and is incorporated herein by reference. Our Code of Conduct is also posted on the corporate governance page of our website at www.hollysys.com. During the fiscal year ended June 30, 2019, there were no waivers from a provision of our Code of Conduct granted to our directors, officers or employees.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Ernst & Young Hua Ming LLP was our principal accountant for the fiscal years ended June 30, 2019 and 2018. The aggregate fees incurred for fiscal years ended June 30, 2019 and 2018 were $1,281,776 and $1,369,518, respectively. The fees were related to the audit of our annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings.

Audit-Related Fees

The audit-related fees includes service rendered related to our quarterly financial information for the fiscal year ended June 30, 2019 and 2018 were $ 265,119 and $91,346, respectively.

Tax Fees

The aggregate fees incurred in the fiscal years ended June 30, 2019 and 2018 for tax services rendered were $26,739 and $52,771, respectively. The tax service includes tax compliance and tax advice.

All Other Fees

No other fees were incurred in each of the fiscal years ended June 30, 2019 and 2018 for services provided by the principal accountant, other than the services reported above under other captions of this Item 16C.

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

NASDAQ Listing Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer's fiscal year end. NASDAQ Listing Rule 5635(c) also requires each issuer to obtain shareholders’ approval when a plan or other equity compensation arrangement is established or materially amended. However, NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. We follow home country practice with respect to annual meetings and did not hold an annual shareholder meeting in fiscal 2019. Our BVI counsel, has provided a letter to NASDAQ certifying that under BVI law, we are not required to hold annual shareholder meetings. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

ITEM 18.     FINANCIAL STATEMENTS

Our Audited Financial Statements for the Years Ended June 30, 2019, 2018 and 2017 are included at the end of this annual report.

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

4.4

Form of Employment Agreement between the Company and its executive officers. (Incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F for the fiscal year ended June 30, 2018 filed with the Securities and Exchange Commission on September 21, 2018).

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
Date: September 19, 2019

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Hollysys Automation Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hollysys Automation Technologies Ltd. (the “Company”) as of June 30, 2018 and 2019, the related consolidated statements of comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of June 30, 2019, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated September 19, 2019 expressed an unqualified opinion thereon.

Adoption of New Accounting Standard

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for revenue from contracts with customers using a modified retrospective approach.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Estimation of expected total costs of integrated solutions contracts

Description of the Matter

During the year ended June 30, 2019, the Company recognized revenue generated from integrated solutions contracts of US$467 million. As discussed in Note 2 of the consolidated financial statements, revenue generated from integrated solutions contracts are recognized over time based on a cost-to-cost method. The extent of progress towards completion is determined by dividing costs incurred to date by the total amount of costs expected to be incurred for the integrated solutions contracts. The Company reviews and updates the estimated total costs of the contracts at least annually and accounts for revisions to contract revenue and estimated total costs of the contracts in the period in which the facts and circumstances that cause the revision become known as changes in estimates.

Auditing the estimated total costs of integrated solutions contracts was complex due to the significant estimation uncertainty in management’s determination of the expected total   costs, which is principally comprised of the following significant assumptions regarding the Company’s future efforts or inputs: direct costs of equipment and materials and direct labor costs. The significant estimation uncertainty is primarily due to the long construction periods and the sensitivity of these assumptions to the determination of the extent of progress towards completion and estimated total costs of integrated solutions contracts, which are realized in the current period as revenue and gross profit, respectively. The significant assumptions are forward-looking and could be affected by future economic and market conditions and changes in the level of effort and cost required to complete the integrated solutions contracts. The total costs incurred may not always be proportionate to the entity’s progress in satisfying their performance obligations. Changes in the estimated total costs affects the revenue recognized in the current period and in future periods.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management's process to determine the estimated total costs of integrated solutions contracts. For example, we tested controls over management's review of the key assumptions and inputs used to determine the estimated total costs at initial set up of the contract and management's review of the subsequent revisions made to the estimated total costs.

To test estimated total costs of the integrated solutions contracts, our audit procedures included, among others, reviewing the key terms and conditions of a sample of contracts, evaluating the reasonableness of management's assumptions discussed above by comparing the inputs to the Company's historical data or experience for similar contracts and customer specifications. In addition, we have recalculated direct labor costs based upon management's model, estimated total costs and extent of progress towards completion. For revisions made to the estimated total costs, we evaluated the reasonableness of the subsequent changes by comparing the revised inputs to the approved changed orders and/or supplemental contracts and recalculated the revised estimated costs.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2012.

Beijing, The People’s Republic of China

September 19, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Hollysys Automation Technologies Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Hollysys Automation Technologies Ltd.’s internal control over financial reporting as of June 30, 2019, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Hollysys Automation Technologies Ltd. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of June 30, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of June 30, 2018 and 2019, the related consolidated statements of comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2019, and the related notes and our report dated September 19, 2019 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young Hua Ming LLP

Beijing, The People’s Republic of China

September 19, 2019

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In US dollars thousands except for number of shares and per share data)

		June 30,
	Notes	2018	2019

ASSETS
Current assets:
Cash and cash equivalents		$265,675	$332,509
Time deposits with maturities over three months		139,433	145,139
Restricted cash		20,233	22,260
Accounts receivable, net of allowance for doubtful accounts of $49,094 and $47,162 as of June 30, 2018 and 2019, respectively	4	275,216	282,594
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $9,929 and $6,981 as of June 30, 2018 and 2019, respectively	5	161,012	197,955
Accounts receivable retention	6	—	5,468
Other receivables, net of allowance for doubtful accounts of $4,946 and $4,879 as of June 30, 2018 and 2019, respectively		30,467	27,109
Advances to suppliers		9,685	12,901
Amounts due from related parties	21	33,678	36,295
Inventories	3	58,074	42,983
Prepaid expenses		713	644
Income tax recoverable		6,712	3,621
Total current assets		1,000,898	1,109,478

Non-current assets:
Restricted cash		1,401	3,618
Accounts receivable retention	6	—	6,390
Prepaid expenses		—	2
Property, plant and equipment, net	7	80,210	76,006
Prepaid land leases	8	10,172	16,599
Intangible assets, net	9	3,186	1,383
Investments in equity investees	11	53,389	40,386
Investments securities	11	4,195	4,776
Goodwill	10	48,359	37,054
Deferred tax assets	19	8,318	13,725
Total non-current assets		209,230	199,939

Total assets		$1,210,128	$1,309,417

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities (including amounts of the VIE without recourse to the primary beneficiary of $19,234 and $17,776 as of June 30, 2018 and 2019, respectively):
Derivative financial liability	15	$412	$758
Short-term bank loans	13	2,865	1,909
Current portion of long-term loans	14	350	20,310
Accounts payable		129,477	110,384
Construction costs payable		304	94
Deferred revenue		137,692	141,385
Accrued payroll and related expenses		14,299	14,512
Income tax payable		3,746	2,541
Warranty liabilities	12	5,622	8,039
Other tax payables		7,801	665
Accrued liabilities		25,133	35,507
Amounts due to related parties	21	5,353	5,395
Total current liabilities		333,054	341,499

Non-current liabilities (including amounts of the VIE without recourse to the primary beneficiary of nil and nil as of June 30, 2018 and 2019, respectively):
Accrued liabilities		2,410	3,530
Long-term loans	14	20,709	978
Deferred tax liabilities	19	9,366	12,173
Warranty liabilities	12	2,236	4,077
Total non-current liabilities		34,721	20,758

Total liabilities		367,775	362,257

Commitments and contingencies	22	—	—

Stockholders’ equity:	16
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 60,342,099 shares issued and outstanding as of June 30, 2018 and 2019, respectively		60	60
Additional paid-in capital		223,396	223,634
Statutory reserves		45,970	48,698
Retained earnings		578,079	708,515
Accumulated other comprehensive income		(5,453)	(35,521)
Total Hollysys Automation Technologies Ltd. stockholders’ equity		842,052	945,386

Non-controlling interests		301	1,774
Total equity		842,353	947,160

Total liabilities and equity		$1,210,128	$1,309,417

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In US dollars thousands except for number of shares and per share data)

		Year ended June 30,
	Notes	2017	2018	2019

Net revenues
Integrated solutions contracts revenue (including revenue from related parties of $2,442, $996 and $1,323 for the years ended June 30, 2017, 2018 and 2019, respectively)		$385,500	$466,461	$467,371
Product sales (including revenue from related parties of $9,447, $10,834 and $10,287 for the years ended June 30, 2017, 2018 and 2019, respectively)		32,665	40,233	33,102
Revenue from services		13,778	34,074	69,868
Total net revenues		431,943	540,768	570,341

Costs of integrated solutions contracts (including purchases from related parties of $762, $88 and $nil for the years ended June 30, 2017, 2018 and 2019, respectively)		277,476	314,233	325,523
Costs of products sold (including purchases from related parties of $24, $5 and $706 for the years ended June 30, 2017, 2018 and 2019, respectively)		9,971	10,770	7,571
Costs of services rendered		4,025	9,885	26,081
Gross profit		140,471	205,880	211,166

Operating expenses
Selling		24,412	27,158	28,926
General and administrative		44,297	46,323	40,701
Goodwill impairment charge		11,211	—	11,623
Research and development		30,109	36,605	37,025
VAT refunds and government subsidies		(29,828)	(24,450)	(30,735)
Total operating expenses		80,201	85,636	87,540

Income from operations		60,270	120,244	123,626

Other income, net (including other income from related parties of $602, $731 and $2,520 for the years ended June 30, 2017, 2018 and 2019, respectively)		1,722	4,349	2,710
Foreign exchange loss		(135)	(1,099)	(1,161)
Gains on deconsolidation of subsidiaries where the Company retains an equity interest		14,514	—	5,768
Gains on disposal of a subsidiary		628	—	—
Share of net income (losses) of equity investees		3,607	(1,571)	404
Interest income		3,687	7,318	11,839
Interest expenses		(938)	(692)	(575)
Dividend income from equity security investments		—	1,093	1,112
Income before income taxes		83,355	129,642	143,723

Income tax expenses	19	14,386	22,205	18,184
Net income		68,969	107,437	125,539

Less: Net income attributable to non-controlling interests		25	276	278
Net income attributable to Hollysys Automation Technologies Ltd.		$68,944	$107,161	$125,261

Other comprehensive income, net of tax of nil
Translation adjustments		$(14,428)	$17,410	$(31,602)
Comprehensive income		54,541	124,847	93,937

Less: Comprehensive (loss) income attributable to non-controlling interests		(11)	280	17
Comprehensive income attributable to Hollysys Automation Technologies Ltd.		$54,552	$124,567	$93,920

Net income per share:
Basic	20	$1.15	1.77	2.07
Diluted	20	$1.14	1.75	2.05

Shares used in net income per share computation:
Basic		60,189,004	60,434,019	60,456,524
Diluted		61,011,510	61,248,565	61,273,884

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars thousands)

	Year ended June 30,
	2017	2018	2019

Cash flows from operating activities:
Net income	$68,969	$107,437	$125,539
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	8,752	8,217	7,879
Amortization of prepaid land leases	261	270	264
Amortization of intangible assets	623	801	311
Allowance for doubtful accounts	9,760	8,033	2,119
Loss (gain) on disposal of long-lived assets	596	(2,053)	13
Impairment loss on property, plant and equipment	361	—	—
Goodwill impairment charge	11,211	—	11,623
Share of net (income) loss of equity investees	(3,607)	1,571	(404)
Dividends received from an equity investee	—	—	3,865
Gains on deconsolidation of subsidiaries where the Company retains an equity interest	(14,514)	—	(5,768)
Gain on disposal of a subsidiary	(628)	—	—
Share-based compensation expenses	464	1,207	238
Deferred income tax expenses (benefit)	2,133	(1,525)	(6,197)
Accretion of convertible bond	230	230	230
Fair value adjustments of a bifurcated derivative	89	(75)	346
Changes in operating assets and liabilities:
Accounts receivable and retention	(23,441)	(28,283)	(33,782)
Costs and estimated earnings in excess of billings	21,945	1,817	(2,757)
Inventories	(10,701)	(11,429)	(3,773)
Advances to suppliers	881	232	(5,357)
Other receivables	(6,767)	(9,973)	2,647
Deposits and other assets	(48)	(84)	62
Due from related parties	(6,819)	1,286	6,600
Accounts payable	23,563	4,113	(14,027)
Deferred revenue	28,168	28,150	10,836
Accruals and other payable	(21,013)	(3,163)	11,488
Due to related parties	801	3,023	(1,494)
Income tax payable	(1,779)	(1,124)	1,740
Other tax payables	(7,027)	(2,959)	(11,720)
Net cash provided by operating activities	$82,463	$105,719	$100,521

Cash flows from investing activities:
Time deposits placed with banks	(154,810)	(179,194)	(256,328)
Maturity of time deposits	89,262	137,839	245,880
Purchases of property, plant and equipment	(3,711)	(2,304)	(3,488)
Prepayments for land lease	—	—	(7,099)
Proceeds from disposal of property, plant and equipment	64	376	301
Investments made in equity investees	(2,654)	(5,882)	—
Dividends received in excess of cumulative equity in earnings from an equity investee	—	—	8,920
Cash reduced upon deconsolidation of subsidiary	(16,157)	—	(1,878)
Acquisition of a subsidiary, net of cash acquired	(1,652)	(583)	—
Purchase of equity securities	—	—	(740)
Dividends received from equity security investments	88	—	—
Proceeds received for the disposal of an equity investment	—	—	4,544
Net cash used in investing activities	(89,570)	(49,748)	(9,888)

Cash flows from financing activities:
Proceeds from short-term bank loans	$10,061	$5,942	$5,908
Repayments of short-term bank loans	(4,932)	(11,334)	(6,875)
Proceeds from long-term bank loans	461	984	730
Repayments of long-term bank loans	(7,350)	(548)	(512)
Proceeds from exercise of options	6,322	—	—
Capital contribution from a subsidiary's non-controlling interest shareholder	—	—	1,456
Payment of dividends	(11,975)	(7,241)	(10,862)
Net cash used in financing activities	(7,413)	(12,197)	(10,155)

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(4,873)	5,839	(9,400)
Net (decrease) increase in cash, cash equivalents and restricted cash	$(19,393)	$49,613	$71,078

Cash, cash equivalents and restricted cash, beginning of year	257,089	237,696	287,309
Cash, cash equivalents and restricted cash, end of year	$237,696	$287,309	$358,387

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	197,640	265,675	332,509
Current portion of restricted cash	39,534	20,233	22,260
Non-current portion of restricted cash	522	1,401	3,618
Total cash, cash equivalents and restricted cash	237,696	287,309	358,387

Supplemental disclosures of cash flow information:

Interest expense paid	$727	$462	$575
Income tax paid	$13,918	$24,896	$24,855

Supplemental disclosures of non-cash information:
Acquisition of property, plant and equipment included in construction costs payable and accrued liabilities	$7,266	$4,374	$3,205
Acquisition of equity interest with non-cash consideration	—	2,345	—
Disposal of shares of a subsidiary	$—	$—	$4,110

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In US dollars thousands except for number of shares)

							Total Hollysys
							Automation
						Accumulated	Technologies
						other	Ltd.
			Additional	Statutory	Retained	comprehensive	stockholders’	Non-controlling	Total
	Ordinary shares		paid-in capital	reserves	earnings	income	equity	interest	equity

Balance at June 30, 2016	59,598,099	$60	$215,403	$36,533	$430,627	$(8,467)	$674,156	$8,529	$682,685
Share-based compensation	—	—	464	—	—	—	464	—	464
Issuance of ordinary shares upon exercise of options	744,000	—	6,322	—	—	—	6,322	—	6,322
Net income for the year	—	—	—	—	68,944	—	68,944	25	68,969
Appropriations to statutory reserves	—	—	—	4,993	(4,993)	—	—	—	—
Dividend paid	—	—	—	—	(11,975)	—	(11,975)	—	(11,975)
Deconsolidation of a subsidiary	—	—	—	(396)	396	—	—	(8,497)	(8,497)
Translation adjustments	—	—	—	—	—	(14,392)	(14,392)	(36)	(14,428)
Balance at June 30, 2017	60,342,099	$60	$222,189	$41,130	$482,999	$(22,859)	$723,519	$21	$723,540

Share-based compensation	—	—	1,207	—	—	—	1,207	—	1,207
Net income for the year	—	—	—	—	107,161	—	107,161	276	107,437
Appropriations to statutory reserves	—	—	—	4,840	(4,840)	—	—	—	—
Dividend paid	—	—	—	—	(7,241)	—	(7,241)	—	(7,241)
Translation adjustments	—	—	—	—	—	17,406	17,406	4	17,410
Balance at June 30, 2018	60,342,099	$60	$223,396	$45,970	$578,079	$(5,453)	$842,052	$301	$842,353

Cumulative effect of change in accounting principle (Note 2)	—	—	—	—	18,765	—	18,765	—	18,765
Share-based compensation	—	—	238	—	—	—	238	—	238
Net income for the year	—	—	—	—	125,261	—	125,261	278	125,539
Appropriations to statutory reserves	—	—	—	2,728	(2,728)	—	—	—	—
Dividend paid	—	—	—	—	(10,862)	—	(10,862)	—	(10,862)
Deconsolidation of a subsidiary	—	—	—	—	—	1,273	1,273	—	1,273
Capital contribution from a subsidiary’s non-controlling interest shareholder	—	—	—	—	—	—	—	1,456	1,456
Translation adjustments	—	—	—	—	—	(31,341)	(31,341)	(261)	(31,602)
Balance at June 30, 2019	60,342,099	$60	$223,634	$48,698	$708,515	$(35,521)	$945,386	$1,774	$947,160

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019

(Amounts in thousands except for number of shares and per share data)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -    ORGANIZATION AND BUSINESS BACKGROUND

Hollysys Automation Technologies Ltd. (“Hollysys” or the “Company”) was established under the laws of the British Virgin Islands (“BVI”) on February 6, 2006.

As of June 30, 2019, the Company had subsidiaries incorporated in countries and jurisdictions including the People’s Republic of China (“PRC”), Singapore, Malaysia, Macau, Hong Kong, BVI, India, Qatar and Indonesia.

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

In November 2015, CECL was established in Doha, Qatar, by CCPL, a wholly-owned subsidiary of the Company incorporated under the laws of Singapore, and a Qatar citizen as a nominee shareholder, with 49% and 51% of equity interest in CECL, respectively. Through a series of contractual arrangements signed in November 2015 and September 2016, CCPL is entitled to appoint a majority of the directors of CECL who have the power to direct the activities that significantly impact CECL’s economic performance. In addition, CCPL is entitled to 95% of the variable returns or loss from CECL’s operations. In accordance with ASC 810, Consolidation, despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between CCPL and CECL through the series of contractual arrangements and CCPL is considered the primary beneficiary of CECL, which is a VIE. Therefore, CECL was consolidated by the Company since inception.

The following tables set forth the financial statement balances and amounts of the VIE that were included in the consolidated financial statements:

	June 30,
	2018	2019

Current assets	$25,209	$23,946
Non-current assets	299	167
Total assets	25,508	24,113

Current liabilities	$19,533	$17,776
Total liabilities	19,533	17,776

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

	Year ended June 30,
	2018	2019

Net revenue	$42,287	$32,751
Cost of revenue	35,353	25,527
Net profit	5,521	5,521
Net cash provided by (used in) operating activities	(2,947)	(4,829)
Net cash used in investing activities	(184)	—
Net cash provided by financing activities	$—	$—

As of June 30, 2019, the current assets of the VIE included amounts due from subsidiaries of the Group amounting to $3,506 (June 30, 2018: $5,443), and the current liabilities of the VIE included amounts due to subsidiaries of the Group amounting to nil (June 30, 2018: $299), which were all eliminated upon consolidation by the Company. Creditors of the VIE do not have recourse to the general credit of the Company for the liabilities of the VIE. The Company is obligated to absorb the VIE’s expected losses and to provide financial support to the VIE if required. For the years ended June 30, 2018 and 2019, the Company has not provided financial support other than that which it was contractually required to provide. The Company believes that there are no assets of the VIE that can be used only to settle obligations of the VIE.

In July 2017, Bond Corporation Pte. Ltd (“BCPL”), a wholly-owned Singapore subsidiary of the Company, and a Malaysian citizen (the “Trustee”) entered into a trust deed, under which, 49.1% of BCPL’s equity interests in Bond M & E Sdn. Bhd. (“BMJB”), a Malaysian company, which previously was a 100% subsidiary of BCPL, was transferred to the Trustee. According to the trust deed, all of the beneficial interests in BMJB belong to BCPL and the Trustee shall hold the legal title of the transferred shares on trust for and act on behalf of BCPL absolutely. Any dividend, interest and other benefits received or receivable by the Trustee will be transferred to BCPL. The Trustee shall exercise the managerial rights and voting power in a manner directed by a prior written notice from BCPL. The Trustee shall be obligated to vote in the same manner as BCPL in the absence of any written notice. In addition, an undated Form of Transfer of Securities with the transferee’s name left blank was duly executed by the Trustee and delivered to BCPL. Therefore, BCPL can transfer the 49.1% of equity interests to any party at any time without further approval by the Trustee. Accordingly, the Company believes it holds all beneficial rights, obligation and the power of the 100% equity interest in BMJB, and therefore consolidates 100% of equity interests in BMJB into its consolidated financial statements.

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

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management evaluates estimates, including those related to the expected total costs of integrated solutions contracts and service contracts, allowance for doubtful accounts, fair value of bifurcated derivative, fair value of the retained equity interest of a former subsidiary, warranties, valuation allowance of deferred tax assets and impairment of goodwill and other long-lived assets. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ materially from those estimates.

Foreign currency translations and transactions

The Company’s functional currency is the United States dollars (“US dollars” or “$”); whereas the Company’s subsidiaries and VIE use the primary currency of the economic environment in which their operations are conducted as their functional currency. According to the criteria of Accounting Standards Codification (“ASC”) Topic 830 Foreign currency matters (“ASC 830”), the Company uses the US dollars as its reporting currency.

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

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

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

Time deposits with original maturities over three months

Time deposits with original maturities over three months consist of deposits placed with financial institutions with original maturity terms from four months to one year. As of June 30, 2019, $137,036, $7,403, and $700 of time deposits with original maturities over three months were placed in financial institutions in the PRC, Singapore, and Malaysia, respectively. As of June 30, 2018, $133,723, $4,249, and $1,461 of time deposits with original maturities over three months were placed in financial institutions in the PRC, Singapore, Malaysia, respectively.

Restricted cash

Restricted cash mainly consists of the cash deposited in banks pledged for performance guarantees or bank loans. These cash balances are not available for use until these guarantees are expired or cancelled, or the loans are repaid.

Revenue recognition

Integrated solutions contracts

Revenues generated from designing, building, and delivering customized integrated industrial automation systems are recognized over time as customer simultaneously receives and consumes the benefits provided by the Company's performance as it occurs or because the customers control the related asset as it is created or enhanced.The contracts for designing, building, and delivering customized integrated industrial automation systems are legally enforceable and binding agreements between the Company and customers. The duration of contracts depends on the contract size and ranges from six months to five years excluding the warranty period. The majority of the contract duration is longer than one year.

Revenue generated from mechanical and electrical solution contracts for the construction or renovation of buildings, rail or infrastructure facilities are also recognized over time as customer simultaneously receives and consumes the benefits provided by the Company's performance as it occurs or because the customers control the related asset as it is created or enhanced. The contracts for mechanical and electrical solution are legally enforceable and binding agreements between the Company and customers. The duration of contracts depends on the contract size and the complexity of the construction work and ranges from six months to three years excluding the warranty period. The majority of the contract duration is longer than one year.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

In accordance with ASC Topic 606, Revenue from Contract with Customers ("ASC 606"), recognition is based on an estimate of the income earned to date, less income recognized in earlier periods. Extent of progress toward completion is measured using the cost-to-cost method where the progress (the percentage complete) is determined by dividing costs incurred to date by the total amount of costs expected to be incurred for the integrated solutions contracts. The Company's estimates of total costs expected to be incurred for an integrated solutions contract include assumptions regarding the Company's future effort or input such as direct costs of equipment and materials and direct labor costs. Significant estimation uncertainty exists due to the long construction periods and sensitivity of these assumptions to extent of progress towards completion and estimated total costs of integrated solutions contracts, which are realized in the current period as revenue and gross profit, respectively. Provisions, if any, are made in the period when anticipated losses become evident on uncompleted contracts.

The Company reviews and updates the estimated total costs of integrated solutions contracts at least annually. The Company accounts for revisions to contract revenue and estimated total costs of integrated solutions contracts, including the impact due to approved change orders, in the period in which the facts and circumstances that cause the revision become known as changes in estimates. Unapproved change orders are considered claims. Claims are recognized only when it has been awarded by customers. During the years ended June 30, 2017, 2018 and 2019, the Company did not recognize any revenue related to claims. Excluding the impact of change orders, if the estimated total costs of integrated solutions contracts, which were revised during the years ended June 30, 2017, 2018 and 2019, had been used as a basis of recognition of integrated solutions contracts revenue since the contract commencement, net income for the years ended June 30, 2017, 2018 and 2019 would have been decreased by $12,062, $10,466, and $14,019 respectively; basic net income per share for years ended June 30, 2017, 2018 and 2019 would have been decreased by $0.20, $0.17, and $0.23, respectively; and diluted net income per share for the years ended June 30, 2017, 2018 and 2019, would have decreased by $0.20, $0.17, and $0.23, respectively. Revisions to the estimated total costs for the years ended June 30, 2017, 2018 and 2019 were made in the ordinary course of business.

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

The Company generally recognizes 100% of the contractual revenue when the customer acceptance has been obtained and no further major costs are estimated to be incurred, and normally this is also when the warranty period commences. Revenues are presented net of value-added tax collected on behalf of the government.

Product sales

The Company's products mainly include hardware and software. Revenue generated from sales of products is recognized when control of promised goods is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods. Revenues are presented net of value-added tax collected on behalf of the government.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

Service rendered

The Company mainly provides the following services:

The Company provides maintenance service which is generally completed onsite at the customers’ premises. Revenue is recognized over time by using the cost-to-cost method to measure the progress towards the completion of the performance obligation as the customer simultaneously receives and consumes the benefits from the services rendered by the Company. As costs incurred represent work performed, the Company believes this method best depicts transfer of control of the asset to the customer. Revenues are presented net of value-added tax collected on behalf of the government.

The Company also separately sells extended warranties to their integrated solution customers for a fixed period. Such arrangements are negotiated separately from the corresponding integrated solution system and are usually entered into upon the expiration of the warranty period attached to the integrated solutions contracts. During the extended warranty period, the Company is responsible for addressing issues related to the system. Part replacement is not covered in such services. The Company uses time elapsed to measure the progress toward complete satisfaction of the performance obligation and recognizes revenue ratably over the contractual term. Revenues are presented net of value-added tax collected on behalf of the government.

Excluding the impact of change orders, if the estimated total costs of service contracts, which were revised during the year ended June 30, 2019, had been used as a basis of recognition of service contract revenue since the contract commencement, net income for the year ended June 30, 2019 would have been decreased by $2,641; basic net income per share for year ended June 30, 2019 would have been decreased by $0.04; and diluted net income per share for the year ended June 30, 2019, would have decreased by $0.04. Revisions to the estimated total costs for the year ended June 30, 2019 were made in the ordinary course of business.

Contract assets

Contract assets include amounts that represent the rights to receive payment for goods or services that have been transferred to the customer, with the rights conditional upon something other than the passage of time. Accordingly, the Company include the following in the contract assets: (i) unbilled amounts resulting from revenue recognized exceeding amounts billed to customers for integrated solutions contracts and maintenance service contracts using the cost-to-cost method, which are recorded in the balance sheet as “costs and estimated earnings in excess of billing”; and (ii) accounts receivable retention amounts which were held by customers from Concord and Bond Groups upon the issuance of the final completion certificate and completion of the defects liability period.

Performance of the integrated solutions contracts will often extend over long periods and the Company’s right to receive payments depends on its performance in accordance with the contractual terms. There are different billing practices in the PRC, overseas operating subsidiaries and the VIE (Concord and Bond Groups). For the Company’s PRC subsidiaries, billings are issued based on milestones specified in the contracts negotiated with customers. In general, there are four milestones: 1) project commencement, 2) system manufacturing and delivery, 3) installation, trial-run and customer acceptance, and 4) end of the warranty period. The amounts to be billed at each milestone are specified in the contract. All integrated solutions contracts have the first milestone, but not all contracts require prepayments. The length of each interval between two continuous billings under an integrated solutions contract varies depending on the duration of the contract (under certain contracts, the interval lasts more than a year) and the last billing to be issued for an integrated solutions contract is scheduled at the end of a warranty period. There are no significant financing components in the integrate solutions contracts.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

For Concord and Bond Groups, billing claims rendered are subject to the further approval and certification of the customers or their designated consultants. Payments are made to Concord or Bond Groups based on the certified billings according to the payment terms mutually agreed between the customers and Concord or Bond Groups. Certain amounts are retained by the customer and payable to Concord and Bond Groups upon the issuance of the final completion certificate and completion of the defects liability period. The retained amounts are recorded as accounts receivable retention.

Contract liabilities

Contract liabilities include the amounts that reflect obligations to provide goods or services for which payment has been received. Contract liabilities are presented in the balance sheet as deferred revenue.

The Company receives prepayments for integrated solutions contracts, product sales and service contracts for goods or services to be provided in the future. Prepayments received are recorded as deferred revenue, which is recognized as revenue based on the revenue recognition policies disclosed above for integrated solutions contracts, product sales and services rendered.

Accounts receivable, costs and estimated earnings in excess of billings and accounts receivable retention

The carrying value of the Company’s accounts receivable, costs and estimated earnings in excess of billings and accounts receivable retention, net of the allowance for doubtful accounts, represents their estimated net realizable value. An allowance for doubtful accounts is recognized when it is probable that the Company will not collect the amount and is written off in the period when deemed uncollectible. The Company periodically reviews the status of contracts and decides how much of an allowance for doubtful accounts should be made based on factors surrounding the credit risk of customers and historical experience. The Company does not require collateral from its customers and does not charge interest for late payments by its customers.

Inventories

Inventories are composed of raw materials, work in progress, purchased and manufactured finished goods and low value consumables. Inventories are stated at the lower of cost and net realizable value. The Company uses the weighted average cost method as its inventory costing method.

The Company assesses the lower of cost and net realizable value for non-saleable, excess or obsolete inventories based on its periodic review of inventory quantities on hand and the latest forecasts of product demand and production requirements from its customers. The Company writes down inventories for non-saleable, excess or obsolete raw materials, work-in-process and finished goods by charging such write-downs to cost of integrated solutions contracts and/or costs of products sold.

Warranties

Warranties represent a major term under integrated solutions contracts and maintenance service contracts, which will last, in general, for one to three years or otherwise specified in the terms of the contract. The Company accrues warranty liabilities under a service contract as a percentage of revenue recognized, which is derived from its historical experience, in order to recognize the warranty cost for the related contract throughout the contract period.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

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

Prepaid land leases, net

Prepaid land lease payments, for the land use right of four parcels of land in the PRC, three parcels of leasehold land in Malaysia and one parcel of leasehold land in Singapore, are initially stated at cost and are subsequently amortized on a straight-line basis over the lease terms of 49 to 88 years.

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

Residual values are considered nil.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. The Company assesses goodwill for impairment in accordance with ASC subtopic 350-20, Intangibles – Goodwill and Other (“ASC 350-20”), which requires that goodwill is not amortized but to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

The Company’s goodwill outstanding at June 30, 2019 was related to the acquisitions of Bond Group and Beijing Hollysys Industrial Software Company Ltd (“Hollysys Industrial Software”).

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

The Company elected to assess goodwill for impairment using the two-step process for Concord Group for the years ended June 30, 2018 and 2019, with the assistance of a third-party appraiser. Concord Group’s management judgment is involved in determining these estimates and assumptions, and actual results may differ from those used in the Company’s valuations. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit which could trigger future impairment. The judgment in estimating the fair value of reporting units includes forecasts of future cash flows, which are based on management’s best estimates of future revenue, gross profit, operating expenses, future capital expenditures and working capital levels, as well as the discount rate, which is determined using the Weighted Average Cost of Capital approach and the selection of comparable companies operating in similar businesses. The Company also reviewed marketplace and/or historical data to assess the reasonableness of assumptions such as the discount rate, gross margin, the terminal growth rate and working capital levels.

The carrying amount of Concord Group exceeded its fair value as of June 30, 2019, and a goodwill impairment charge of $11,623 was recorded in the consolidated statement of comprehensive income for the year ended June 30, 2019 based on results of the second step of the goodwill impairment test (note 10).

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

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

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

Shipping and handling costs

All shipping and handling fees charged to customers are included in net revenue. Shipping and handling costs incurred are included in cost of integrated solutions contracts and/or costs of products sold as appropriate.

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

The Company adopted ASC 740, Income Taxes (“ASC 740”), which clarifies the accounting and disclosure for uncertainty in income taxes. Interests and penalties arising from underpayment of income taxes shall be computed in accordance with the related tax laws. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interests and penalties recognized in accordance with ASC 740 are classified in the financial statements as a component of income tax expense. In accordance with the provisions of ASC 740, the Company recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company’s estimated liability for unrecognized tax positions which is included in accrued liabilities is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Company’s estimates. As each annual filling is done, adjustments, if any, are recorded in the Company’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

Research and development costs

Research and development costs consist primarily of salaries, bonuses and benefits for research and development personnel. Research and development costs also include travel expenses of research and development personnel as well as depreciation of hardware equipment and software tools and other materials used in research and development activities. Research and development costs are expensed as incurred. Software development costs are also expensed as incurred as the costs qualifying for capitalization have been insignificant for the periods presented.

VAT refunds and government subsidies

Pursuant to the laws and regulations of the PRC, the Company remits 13%-16% of its sales as valued added tax (“VAT”), and then is entitled to a refund of the portion that the Company’s actual VAT burden exceeding 3% levied on all sales containing internally developed software products. VAT refunds are recognized in the statements of comprehensive income when cash refunds or the necessary approval from the tax authority has been received. Certain subsidiaries of the Company located in the PRC receive government subsidies from local PRC government agencies. Government subsidies are recognized in the statement of comprehensive income when the attached conditions have been met. Government grants received for the years ended June 30, 2017, 2018 and 2019 amounted to $10,238, $5,931 and $6,559, respectively, of which $12,885, $4,784 and $4,888 were included as a credit to operating expenses in the statements of comprehensive income for the years ended June 30, 2017, 2018 and 2019, respectively.

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

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

Investments in equity investees and equity securities

The Company accounts for its equity investments under the equity method when the Company has rights and ability to exercise significant influence over the investees. The investments in entities over which the Company has the ability to exercise significant influence are accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

Under the equity method, original investments are recorded at cost and adjusted by the Company’s share of undistributed earnings or losses of these entities, by the amortization of any basis difference between the amount of the Company’s investment and its share of the net assets of the investee, and by dividend distributions or subsequent investments. When dividends from an investee exceed the carrying amount of an equity method investment, the excess distribution is recognized as a gain and reported as share of net income of equity investees, net in the statements of comprehensive income when the Company is not liable for the obligations of the investee nor otherwise committed to provide financial support. In such cases, subsequent equity method earnings are not recorded until subsequent earnings equal the gain recorded. Unrealized inter-company profits and losses related to equity investees are eliminated. An impairment charge, being the difference between the carrying amount and the fair value of the equity investee, is recognized in the consolidated statements of comprehensive income when the decline in value is considered other than temporary.

The Company uses the cumulative earnings approach to classify distributions received from equity investees. Under this approach, distributions received from equity investees are presumed to be a return on the investment and as classified as cash inflows from operating activities unless the distributions received exceed cumulative equity in earnings recognized by the investor. In such case, the excess is considered a return of investment and is classified as cash inflows from investing activities.

For equity investments other than those accounted for under the equity method or those that result in consolidation of the investee, the Company measures equity investments at fair value and recognizes any changes in fair value in net income. However, for equity investments that do not have readily determinable fair values and do not qualify for the existing practical expedient in ASC 820 to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company chose to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. At each reporting date, the Company is required to make a qualitative assessment as to whether equity investments without a readily determinable fair value for which the measurement alternative is elected is impaired. In the event that a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than the carrying value, the carrying value is written down to its fair value. A variety of factors are considered when determining if a decline in fair value is below carrying value, including, among others, the financial condition and prospects of the investee.

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

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

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

Share-based compensation

The Company accounts for share-based compensation in accordance with ASC 718, Compensation-Stock Compensation (“ASC 718”). The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award. The compensation cost for each vesting tranche in an award subject to performance vesting is recognized ratably from the service inception date to the vesting date for each tranche. To the extent the required service and performance conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in a subsequent period if actual forfeitures differ from initial estimates. The Company accounts for forfeitures as they occur.

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

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

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

Concentration of risks

Concentration of credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, time deposits with original maturities over three months, restricted cash, accounts receivable, other receivables and amounts due from related parties. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet date. As of June 30, 2019, substantially all of the Company’s cash and cash equivalents and time deposits with original maturities exceeding three months were managed by financial institutions located in the PRC, Singapore, Malaysia, which management believes are of high credit quality. Accounts receivable, other receivables and amounts due from related parties are typically unsecured and the risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

The Company has no customer that individually comprised 10%or more of the outstanding balance of accounts receivable as of June 30, 2018 and 2019, respectively.

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

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

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

Concentration of foreign currency exchange rate risk

The Company’s exposure to foreign currency exchange rate risk primarily relates to monetary assets or liabilities held in foreign currencies. Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to USD, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. The exchange rate floating bands will remain the same as previously announced in the inter-bank foreign exchange market. The US dollars against RMB was appreciation of 2.07%, depreciation of 2.32 and appreciation of 3.65 for the years ended June 30, 2017, 2018 and 2019, respectively. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position, and the value of its shares in US dollars. An appreciation of US dollar against the RMB would result in foreign currency translation losses when translating the net assets of the Company from RMB into US dollar.

For the years ended June 30, 2017, 2018 and 2019, the net foreign currency translation (losses) gains resulting from the translation of RMB, SGD and other functional currencies to the U.S. dollar reporting currency recorded in other comprehensive income was $(14,428), $17,410, and $(31,602), respectively.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

Recent accounting pronouncements

Standards Effective in Future Years

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. The new leases standard is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842), Targeted Improvements, which provides entities with an additional transition method to adopt the new leases standard. The guidance can be applied using a modified retrospective approach either (a) at the beginning of the earliest period presented or (b) at the adoption date with a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The amendments also provide lessors with a practical expedient to not separate non-lease components from the associated lease component if certain conditions are met. The Company plans to adopt this standard on July 1, 2019 using the modified retrospective method and selects the transition option to continue to apply the legacy guidance in ASC 840, Leases, including its disclosure requirements, in the comparative periods presented and will apply the transition provisions at the beginning of the period of adoption by recording a cumulative adjustment to the opening balance of retained earnings in the year of adopting the new standard. The Company has initiated a project plan and established a cross-functional implementation team to adopt and apply the new standard including assessing all of its lease arrangements. The Company is currently in the process of identifying and implementing necessary changes to accounting policies, processes, controls and systems to enable compliance with this new standard. The Company will elect the package of practical expedients permitted under the transition guidance, which allows the Company to carryforward historical lease classification, assessment on whether a contract is or contains a lease, and initial direct costs for any leases that exist prior to adoption of the new standard. The Company will also elect the short-term lease exemption for certain classes of underlying assets with a lease term of 12 months or less. The Company currently believes the most significant change will relate to the recognition of right-of-use assets and lease liabilities for the Company's office facilities on the Company’s consolidated balance sheet. The Company does not expect any material impact on net assets and the consolidated statement of comprehensive income as a result of adopting the new standard.

In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments. The guidance requires to present assets held at amortized cost and available for sale debt securities net of the amount expected to be collected. The guidance requires the measurement of expected credit losses to be based on relevant information from past events, including historical experiences, current conditions and reasonable and supportable forecasts that affect collectability. The guidance will be effective for fiscal years and interim periods beginning after December 15, 2019 and early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Different components of the guidance require modified retrospective or prospective adoption. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which clarifies that receivables arising from operating leases should be accounted for in accordance with ASC Topic 842, Leases instead of ASC Subtopic 326-20. The Company is currently evaluating this guidance and the impact on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04 (“ASU 2017-04”), Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. This standard is effective for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted. The Company is currently evaluating the effect that this guidance will have on its consolidated financial statements.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement. The guidance modifies and enhances the disclosure requirements for fair value measurements. This update is effective in fiscal years, including interim periods, beginning after December 15, 2019, and early adoption is permitted. The Company is currently evaluating this guidance and the impact on its consolidated financial statements.

Recently Adopted Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, (“ASU 2014-09" or the "New Revenue Standard"). ASU 2014-09 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company adopted the New Revenue Standard on July 1, 2018 using the modified retrospective approach, which requires the recognition of a cumulative-effect adjustment to retained earnings as of the date of adoption, and applied the adoption only to contracts not completed as of July 1, 2018.

Revenue for certain service contracts were previously recognized based on the completed contract method, when the Company provided all the respective service deliverables in the contracts. Under the New Revenue Standard, the Company recognizes revenue for such service contracts over time by using the cost-to-cost method to measure the progress towards the completion of the performance obligation as the customer simultaneously receives and consumes the benefits from the services rendered by the Company or because the customers control the related asset as it is created or enhanced. Therefore, revenue from such service contracts are recognized earlier under the New Revenue Standard.

The effect of adopting the New Revenue Standard as of July 1, 2018 was as follows:

	As of July 1, 2018
		Balances	Effect of
	As	under New	change
	previously	Revenue	higher/
	reported	Standard	(lower)

Consolidated balance sheet
Accounts receivable, net of allowance for doubtful accounts	$275,216	$257,013	$(18,203)
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts	161,012	179,302	18,290
Accounts receivable retention	—	18,203	18,203
Inventories	58,074	44,001	(14,073)
Deferred revenue	137,692	114,896	(22,796)
Other tax payables	7,801	12,737	4,936
Deferred tax liabilities	9,366	12,678	3,312
Retained earnings	578,079	596,844	18,765

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

The effect of adopting the New Revenue Standard for the current year was as follows:

	Year Ended June 30, 2019
	Balances
	under New	Balances	Effect of
	Revenue	under	change
	Standard	Legacy	higher/
	(As reported)	GAAP	(lower)

Consolidated statement of comprehensive income
Revenue from services	$69,868	$34,297	$35,571
Costs of services rendered	26,081	13,071	13,010
Income tax expenses	18,184	14,800	3,384
Net income attributable to Hollysys Automation Technologies Ltd.	125,261	106,084	19,177
Net income per ordinary share:
Basic	2.07	1.75	0.32
Diluted	2.05	1.74	0.31

	As at June 30, 2019
	Balances
	under New	Balances	Effect of
	Revenue	under	change
	Standard	Legacy	higher/
	(As reported)	GAAP	(lower)

Consolidated balance sheet
Accounts receivable, net of allowance for doubtful accounts	$282,594	$288,507	$(5,913)
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts	197,955	128,181	69,774
Accounts receivable retention	11,858	—	11,858
Inventories	42,983	69,437	(26,454)
Deferred revenue	141,385	142,899	(1,514)
Other tax payables	665	(6,439)	7,104
Deferred tax liabilities	12,173	8,789	3,384
Retained earning	708,515	670,600	37,915
Accumulated other comprehensive income	(35,522)	(37,898)	2,376

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10) (“ASU 2016-01”). The amendments require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instruments-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The Company adopted this guidance on July 1, 2018 and chose to measure its investments securities which do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments ("ASU 2016-15"). The Company adopted ASU 2016-15 on July 1, 2018 and elected to use the cumulative earnings approach which views distributions received from equity investees as returns on the investment and accordingly, classified as operating cash flows. Under the cumulative earnings approach, distributions received from equity investees are presumed to be a return on the investment unless the distributions received by the investor, less distributions received in prior periods that were deemed to be returns of investment, exceed cumulative equity in earnings recognized by the investor. When such an excess occurs, the current-period distribution up to this excess is considered a return of investment and is classified as cash inflows from investing activities.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force) (“ASU 2016-18”). ASU 2016-18 requires amounts generally described as restricted cash and restricted cash equivalents to be included with cash and cash equivalents when reconciling the total beginning and ending amounts for the periods shown on the statement of cash flows. The standard is required to be adopted retrospectively with prior periods adjusted to reflect the classification and presentation required by ASU 2016-18. As a result of adopting ASU 2016-18, net cash provided by operating activities and effect of foreign exchange rate changes as presented in the consolidated statements of cash flows, increased by $12,650 and decreased by $571 for the year ended June 30, 2017, and decreased by $19,473 and increased by $1,051 for the year ended June 30, 2018, respectively.

NOTE 3 -    INVENTORIES

Components of inventories are as follows:

	June 30,
	2018	2019

Raw materials	$19,047	$17,150
Work in progress	26,425	15,097
Finished goods	12,602	10,736

	$58,074	$42,983

NOTE 4 -    ACCOUNTS RECEIVABLE

	June 30,
	2018	2019

Notes receivable	$29,155	$36,095
Accounts receivable	295,155	293,661
Allowance for doubtful accounts	(49,094)	(47,162)

	$275,216	$282,594

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

The movements in allowance for doubtful accounts are as follows:

	June 30,
	2017	2018	2019

Balance at the beginning of year	$42,471	$48,089	$49,094
Additions	7,400	3,407	4,318
Deconsolidation of a subsidiary	(160)	—	(2,733)
Written off	(784)	(3,527)	(1,959)
Translation adjustment	(838)	1,125	(1,558)

Balance at the end of year	$48,089	$49,094	$47,162

NOTE 5 -    COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS

	June 30,
	2018	2019

Contract costs incurred plus estimated earnings	$954,786	$1,120,282
Less: Progress billings	(783,845)	(915,346)

Cost and estimated earnings in excess of billings	170,941	204,936

Less: Allowance for doubtful accounts	(9,929)	(6,981)

	$161,012	$197,955

The movements in allowance for doubtful accounts are as follows:

	June 30,
	2017	2018	2019

Balance at the beginning of year	$6,383	$8,660	$9,929
Additions	2,404	1,038	(2,149)
Deconsolidation of a subsidiary	—	—	(465)
Translation adjustments	(127)	231	(334)

Balance at the end of the year	$8,660	$9,929	$6,981

NOTE 6 - REVENUE FROM CONTRACTS WITH CUSTOMERS

Remaining Unsatisfied Performance Obligations (“RUPO”)

As of June 30, 2019, the Company’s backlog relating to unsatisfied (or partially unsatisfied) performance obligations in contracts with its customers was $594.2 million. The Company expects to recognize the majority of its remaining performance obligations as revenue within the next three years.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

Disaggregation of revenues

The Company assesses revenues based upon the nature or type of goods or services it provides and the geographic location of the related businesses. The geographic locations are consistent with the reportable segments. For more information on the reportable segments, see Note 24, “Segment Reporting”. The following table present disaggregated revenue information:

	Year ended June 30, 2019
	PRC	Non-PRC	Total
Integrated solutions contracts revenue	$337,842	129,529	467,371
Product sales	31,410	1,692	33,102
Maintenance service contracts	67,337	288	67,625
Extended warranty service revenue	2,243	—	2,243
Total	$438,832	131,509	570,341

Contract assets and contract liabilities

Contract assets include amounts that represent the rights to receive payment for goods or services that have been transferred to the customer, with the rights conditional upon something other than the passage of time. Accordingly, the Company include the following in the contract assets: (i) unbilled amounts resulting from revenue recognized exceeding amounts billed to customers for integrated solutions contracts and maintenance service contracts using the cost-to-cost method, which are included in the consolidated balance sheets as “costs and estimated earnings in excess of billing”; and (ii) accounts receivable retention amounts which were held by customers from Concord and Bond Groups upon the issuance of the final completion certificate and completion of the defects liability period.

Contract liabilities are include the amounts that reflect obligations to provide goods or services for which payment has been received. Contract liabilities are presented in the consolidated balance sheets as deferred revenue.

These contract assets and liabilities are calculated on a contract-by-contract basis and reported on a net basis at the end of reporting period. The Company recognized revenue of $64,162 for the year ended June 30, 2019, which was previously deferred and included in the contract liability at the beginning of the year. This revenue was driven primarily by performance obligations satisfied.

Contract assets and contract liabilities are summarized below:

	June 30, 2019	July 1, 2018
Contract assets, current	$203,423	184,534
Contract assets, non-current	6,390	12,971
Contract liabilities	141,385	114,896

The increase in contract assets was primarily due to new contracts and timing of revenue recognized relative to its billings. The increase in contract liabilities was primarily due to an increase in the receipt of advance payments and the timing of contractual milestones. No other factors materially impacted the change in the contract liabilities balance.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

NOTE 7 -    PROPERTY, PLANT AND EQUIPMENT

A summary of property, plant and equipment is as follows:

	June 30,
	2018	2019

Buildings	$72,257	$71,091
Machinery	14,070	12,787
Software	11,892	13,683
Vehicles	4,717	4,912
Electronic and other equipment	31,310	33,913
Construction in progress	1,824	504
	$136,070	$136,890

Less: Accumulated depreciation and impairment	(55,860)	(60,884)

	$80,210	$76,006

Buildings with a total carrying value of nil and $939 were pledged to secure short-term bank loans (note 13) as of June 30, 2018 and 2019, respectively.

Buildings with a total carrying value of $3,121 and $3,018 were pledged to secure lines of credits from various banks in the Singapore and Malaysia as of June 30, 2018 and 2019, respectively (note 13).

Buildings and vehicles with a total carrying value of $2,870 and $1,467 were pledged to secure long-term bank loans as of June 30, 2018 and 2019, respectively (note 14).

Construction in progress consists of capital expenditures and capitalized interest charges related to the construction of facilities and assembly line projects and the expenditures related to the Company’s information system constructions.

The depreciation expenses for the years ended June 30, 2017, 2018 and 2019 were $8,752, $8,217 and $7,879, respectively.

Assets leased to others under operating leases

The Company has entered into operating lease contracts related to certain buildings owned with the carrying amount as shown below:

	June 30,
	2018	2019

Buildings leased to others - at original cost	$14,255	$22,096
Less: Accumulated depreciation	(4,714)	(6,249)
Buildings leased to others - net	$9,541	$15,847

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

NOTE 8 -    PREPAID LAND LEASES

A summary of prepaid land leases is as follows:

	June 30,
	2018	2019

Prepaid land leases	$12,611	$19,232
Less: Accumulated amortization	(2,439)	(2,633)

	$10,172	$16,599

The amortization for the years ended June 30, 2017, 2018 and 2019 were $261, $270 and $264, respectively.

The annual amortization of prepaid land leases for each of the five succeeding years is as follows:

Year ending June 30,
2020	$400
2021	400
2022	400
2023	400
2024	400

$2,000

NOTE 9 -    INTANGIBLE ASSETS, NET

	June 30,
	2018			2019
	Gross		Net	Gross		Net
	carrying	Accumulated	carrying	carrying	Accumulated	carrying
	value	amortization	value	value	amortization	value

Patents and copyrights	$3,752	(566)	3,186	$1,998	(615)	1,383

	$3,752	(566)	3,186	$1,998	(615)	1,383

The amortization of patents and copyrights related to the acquisition of Hollysys Industrial Software for the year ended June 30, 2018 and 2019 were $319 and $311, respectively.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

The annual amortization expense relating to the existing intangible assets for the five succeeding years is as follow:

Year ending June 30,
2020	$311
2021	311
2022	311
2023	311
2024	139
$1,383

NOTE 10 -    GOODWILL

The changes in the carrying amount of goodwill are as follows:

	Operating segment
	Mechanical
	and electrical	Industrial
	solutions	automation	Total

Balance as of July 1, 2018	$47,752	$607	$48,359
Goodwill impairment charge	(11,623)	—	(11,623)
Translation adjustment	339	(21)	318

Balance as of June 30, 2019	$36,468	586	$37,054

Concord Group, as a component of the M&E operating segment, is considered to be a reporting unit for goodwill impairment purposes as Concord Group constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of Concord Group. The amount of goodwill allocated to Concord Group was $24,817 and $25,028 as of June 30, 2018 and 2019, respectively, before any impairment charges. The Company engaged an independent third-party appraiser to assist in the goodwill impairment test. For the year ended June 30, 2018, the Company’s step one impairment test indicated that the carrying amount of Concord Group does not exceed its fair value and no impairment of goodwill was noted. Based on the testing results, the amount of goodwill allocated to Concord Group after impairment was $11,592 as of June 30, 2018. For the year ended June 30, 2019, the Company concluded that the carrying amount of Concord Group exceeded its fair value and recorded a goodwill impairment charge of $11,623 as a result of lower profitability levels of Concord Group resulting from increased competition and changes in market demand.

Estimating the fair value of Concord Group requires the Company to make assumptions and estimates regarding its future plans, market share, industry and economic conditions of the various geographical areas in which it operates which includes Singapore, Malaysia and the Middle East. In applying the discounted cash flow approach, key assumptions include the amount and timing of future expected cash flows, terminal value growth rates and appropriate discount rates. The Company estimates future expected cash flows for each geographical area in which it operates and calculates the net present value of those estimated cash flows using risk adjusted discount rates ranging from 11.0% to 13.7% (2018: 12.7% to 16.0%) and a terminal value growth rate of 2% (2018: 2%). If the discount rates adopted in 2019 increased or decreased by 1%, the fair value of Concord Group would decrease or increase by $1,658 and $2,056, respectively. If the terminal value growth rates adopted in 2019 increased or decreased by 1%, the fair value of Concord Group would increase or decrease by $663 and $552 respectively.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

The Company also performed qualitative assessments with respect to Bond Group and Hollysys Industrial Software, to determine if it is more likely than not that the fair values of Bond Group and Hollysys Industrial Software are less than their carrying amounts. By identifying the most relevant drivers of fair value and significant events, and weighing the identified factors, the Company concluded that it was not more-likely-than-not that the fair value of these reporting units would be less than their carrying amounts as of June 30, 2018 and 2019. Therefore, no further impairment testing for Bond Group and Hollysys Industrial Software was required.

NOTE 11 -   EQUITY INVESTMENTS

Investments in equity investees

The following long-term investments were accounted for under the equity method as of June 30, 2018 and 2019 as indicated:

		Long-term		Advance
		investment, at	Share of	to
	Interest	cost, less	undistributed	investee
June 30, 2018	held	impairment	profits	company	Total

Equity method
Beijing Hollycon Medicine & Technology Co., Ltd.	30.00%	$23,276	3,091	—	26,367
China Techenergy Co., Ltd.	40.00%	9,057	3,642	45	12,744
Beijing Hollysys Electric Motor Co., Ltd.	40.00%	799	4,757	—	5,556
Beijing IPE Biotechnology Co., Ltd.	22.02%	1,489	2,162	—	3,651
Beijing Hollysys Digital Technology Co.,Ltd.	25.00%	3,729	(192)	—	3,537
Shenzhen Hollysys Intelligent Technologies Co., Ltd.	60.00%	2,717	(1,445)	—	1,272
Beijing AIRmaker Technology Co., Ltd.	20.00%	151	—	—	151
Southcon Development Sdn Bhd.	30.00%	223	(112)	—	111
Beijing Hollysys Machine Automation Co., Ltd.	30.00%	453	(453)	—	—
Beijing Jing Yi Intelligent Technologies Innovation Center Co., Ltd.	46.00%	—	—	—	—
Ningbo Hollysys Intelligent Technologies Co., Ltd.	40.00%	—	—	—	—
		$41,894	11,450	45	53,389

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

		Long-term		Advance
		investment, at	Share of	to
	Interest	cost, less	undistributed	investee
June 30, 2019	held	impairment	profits	company	Total

Equity method
Beijing Hollycon Medicine & Technology Co., Ltd.	30.00%	$22,456	2,491	—	24,947
Beijing Hollysys Electric Motor Co., Ltd.	40.00%	771	5,054	—	5,825
Beijing IPE Biotechnology Co., Ltd.	22.02%	1,436	1,778	—	3,214
China Techenergy Co., Ltd.	40.00%	—	2,989	—	2,989
Ningbo Hollysys Intelligent Technologies Co., Ltd.	40.00%	4,110	(2,118)	—	1,992
HuNan LingXiang Maglev Technology Co., Ltd.	20.00%	1,456	(268)	—	1,188
Beijing AIRmaker Technology Co., Ltd.	20.00%	146	(23)	—	123
Southcon Development Sdn Bhd.	30.00%	217	(109)	—	108
Beijing Hollysys Machine Automation Co., Ltd.	30.00%	437	(437)	—	—
Beijing Jing Yi Intelligent Technologies Innovation Center Co., Ltd.	46.00%	—	—	—	—
		$31,029	9,357	—	40,386

The Company holds a 20% equity interest of Shenhua Hollysys Information Technology Co., Ltd. (“Shenhua Information”), but does not account for the investment using the equity method because:

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

There were no impairment indicators for these investments and no impairment loss was recognized for the year ended June 30, 2017, 2018 and 2019.

Deconsolidation of Beijing Hollysys Intelligent Technologies Co., Ltd. ("Hollysys Intelligent") and equity investment in Ningbo Hollysys Intelligent Technologies Co Ltd. ("Ningbo Hollysys")

In June 2018, Ningbo Hollysys was established with a registered capital RMB250,000 (equivalent to $38,060). As of June 30, 2018, Ningbo Hollysys had no operations and no capital contributions were made.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

In August 2018, the Company agreed to transfer 100% of their equity interest in Hollysys Intelligent, a wholly owned subsidiary, to Ningbo Hollysys in exchange for a 40% equity interest in Ningbo Hollysys. Upon the transfer of the equity interest, the Company lost control of Hollysys Intelligent and deconsolidated the subsidiary. The Company with the assistance of an independent third-party appraiser, determined the fair value of the consideration received and the retained equity interest in Hollysys Intelligent to be $4,110, which was measured at fair value using a discounted cash flow approach which involves significant unobservable inputs (Level 3), such as the amount and timing of future excepted cash flows, terminal growth rate and discount rate. A disposal gain of $5,768 was recorded in the consolidated statement of comprehensive income for the year ended June 30, 2019. As the Company has the right to appoint two representatives of Ningbo Hollysys' five-member board of directors, the Company has significant influence and uses the equity method to account for its investment in Ningbo Hollysys.

Hollysys Intelligent held a 25% equity interest in Beijing Hollysys Digital Technology Co.,Ltd. ("Hollysys Digital ") and a 60% equity interest in Shenzhen Hollysys Intelligent Technologies Co., Ltd. ("Shenzhen Hollysys") as of June 30, 2018. As discussed above, the Company lost control of Hollysys Intelligent in August 2018, therefore, the related interests in Hollysys Digital and Shenzhen Hollysys were also disposed.

Deconsolidation of Beijing Hollycon Medicine & Technology. Co., Ltd.

In July 2016, Beijing Hollycon Medicine & Technology. Co., Ltd. ("Hollycon"), previously one of the Company's subsidiaries, issued new shares for an aggregate cash consideration of $30,943 to two new third party investors. At the same time, the Company disposed 0.6% of its equity interest in Hollycon for cash consideration of $464. These two transactions resulted in dilution of the Company’s equity interest in Hollycon from 51% to 30%. According to the revised article of association, Hollycon will be managed by a board of directors comprising of a total 5 members, of which, the Company can appoint two directors while the other three shareholders can appoint one director each. The Company can also appoint the chairman of the board. All major management and operation decision need be approved by the board and requires approval by at least 2/3 of the board directors. Profits is allocated to shareholders based on the percentage of respective initial investment. The Company lost control over Hollycon upon the completion of the two transactions set out above, but maintained significant influence over Hollycon, and accounted for the investment in Hollycon using the equity method. On the deconsolidation date, the Company recorded the retained non-controlling equity investee at fair value of $22,737 and recognized a gain of $14,514. The fair value of retained non-controlling interest in Hollycon was measured using a discounted cash flow approach. Key estimates and assumptions include the amount and timing of future expected cash flows, terminal value growth rates, and discount rate.

Investments in equity securities without readily determinable fair values

Investments in equity securities without readily determinable fair value were accounted for as cost method investments prior to adopting ASC 321. As of June 30, 2018, the aggregate carrying amount of all cost method investments was $4,195. As of June 30, 2019, the carrying amount of investments in equity securities without readily determinable fair values for which the measurement alternative was elected was $4,776 after deduction of US$437 of accumulated impairment. There were no unrealized gains (upward adjustments), unrealized losses (downward adjustments and impairment) or net unrealized gains or losses recognized for such equity securities during the year ended June 30, 2019. Net realized gains or loss on equity securities sold were nil for the year ended June 30, 2019.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

NOTE 12 -   WARRANTY LIABILITIES

	June 30,
	2018	2019

Beginning balance	$7,632	$7,858
Deconsolidation of a subsidiary	—	(130)
Expense accrued	3,211	7,538
Expense incurred	(3,165)	(2,899)
Translation adjustment	180	(251)
	$7,858	$12,116
Less: Current portion of warranty liabilities	(5,622)	(8,039)
Long-term warranty liabilities	$2,236	$4,077

NOTE 13 -   SHORT-TERM BANK LOANS

On June 30, 2018, the Company’s short-term bank borrowings consisted of revolving bank loans of $2,865 from several banks, which were subject to annual interest rates ranging from 4.60% to 5.66%, with a weighted average interest rate of 4.71%. Some of the short-term loans are secured by the pledge of restricted cash of $1,007 as of June 30, 2018, respectively.

On June 30, 2019, the Company’s short-term bank borrowings consisted of revolving bank loans of $1,909 from several banks, which were subject to an annual interest rate of 4.60%. Some of the short-term loans are secured by the pledge of restricted cash of $1,013 and a building with a carrying value of $939 as of June 30, 2019, respectively.

For the years ended June 30, 2017, 2018, and 2019, interest expenses on short-term bank loans amounted to $178, $376 and $110, respectively.

As of June 30, 2018, the Company had available lines of credit from various banks in the PRC, Singapore and Malaysia amounting to $340,006, of which $151,254 was utilized and $188,752 is available for use. These lines of credit were secured by the pledge of restricted cash and buildings with a carrying value of $2,279 and $3,121, respectively.

As of June 30, 2019, the Company had available lines of credit from various banks in the PRC, Singapore and Malaysia amounting to $265,560, of which $77,911 was utilized and $187,649 is available for use. These lines of credit were secured by the pledge of restricted cash and buildings with a carrying value of $13,401 and $3,018, respectively.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

NOTE 14 -   LONG-TERM LOANS

		June 30,
		2018	2019

MYR denominated loan	(i)	1,016	947
SGD denominated loan	(ii)	177	346
Convertible Bond	(iii)	19,866	19,995
		$21,059	$21,288

Less: Current portion		(350)	(20,310)

		$20,709	$978

i.	The MYR denominated loans are repayable in 3 to 75 installments with the last installment due in December 2041. For the years ended June 30, 2018 and 2019, the effective interest rates ranged from 2.19% to 5.68% per annum and 2.19% to 5.12% per annum, respectively. The borrowings are secured by the mortgages of buildings and vehicles in Malaysia, with an aggregate carrying value of $2,666 and $1,040 as of June 30, 2018 and 2019, respectively.
ii.	The SGD denominated loans are repayable in 10 to 31 installments with the last installment due on March 15, 2024. For the years ended June 30, 2018 and 2019, the effective interest rates ranged from 2.68% to 5.44% per annum and 2.44% to 2.78% per annum, respectively. The borrowing is secured by vehicles with a total carrying value of $204 and $427 as of June 30, 2018 and 2019, respectively.
iii.	Convertible Bond

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

Conversion rate

The initial conversion rate at the time of the agreement is 38 ordinary shares per $1, and the initial conversion price is $26.35 per share. The initial conversion rate and conversion price are subject to subsequent adjustments with events that may dilute the unit price per share. Since the Company paid out cash dividends of $0.40 per share in March 2015, $0.20 per share in November 2016, $0.12 per share in November 2017, and $0.18 per share in November 2018, the conversion rate and conversion price was adjusted to 39.81 ordinary shares per $1 and $25.12 per share, respectively.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

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

Non-conversion compensation feature

In the event that there remains any outstanding principal of the Convertible Bond not converted by IFC into ordinary shares at the maturity date, the Company shall pay to IFC an additional amount equal to 4% of such outstanding principle (“non-conversion compensation feature”). The non-conversion compensation feature is bifurcated as a derivative liability and measured at its fair value at each reporting period end.

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

In accounting for the issuance of the Convertible Bond, the Company bifurcated the non-conversion compensation feature from the Convertible Bond in accordance with ASC 815-15-30-2. The bifurcated feature is accounted for as a liability at its fair value at each reporting period end. The Company did not bifurcate the conversion option, as it is considered indexed to the entity’s own stock and meets the equity classification guidance in ASC 815-40-25, it is eligible for a scope exception from ASC 815 and does not need to be bifurcated from the underlying debt host instrument. At the commitment date, there was no beneficial conversion as the conversion price was higher than the stock price. The fees and expenses associated with the issuance of the Convertible Bond are recorded as a discount to the debt liability in accordance with ASU 2015-03, which the Company has early adopted in fiscal year ended June 30, 2015. The Convertible Bond, which is the proceeds net of fees and expenses payable to the creditor and the fair value of the bifurcated derivative, will be accreted to the redemption value on the maturity date using the effective interest method over the estimated life of the debt instrument. The registration right liability is accounted for in accordance with ASC 450-20 which defines that a liability should be recorded in connection with the registration rights agreement when it becomes probable that a payment under the registration rights agreement would be required and the amount of payment can be reasonably estimated. As of June 30, 2019, the Company did not recognize any liability related to the registration right.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

The Company paid up-front fees related to the issuance of the Convertible Bond amounting to $349.

For the years ended June 30, 2017, 2018 and 2019, the accretion of the Convertible Bond was $230, $230 and $230, respectively.

Scheduled principal and interest payments for all outstanding long-term loans as of June 30, 2019 are as follows:

Year ending June 30,
2020	$20,455
2021	320
2022	266
2023	180
2024 and onwards	259
$21,480

For the years ended June 30, 2017, 2018, and 2019, interest expenses of long-term loans incurred amounted to $760, $316 and $465, respectively, and nil was capitalized as construction in progress for either of these three years.

As of June 30, 2019, the Company is in compliance with the debt covenant requirements for the Convertible Bond.

The Convertible Bond was repaid in full on August 29, 2019.

NOTE 15 -   FAIR VALUE MEASUREMENTS

Financial instruments include cash and cash equivalents, time deposits with maturities over three months, accounts receivable, accounts receivable retention, other receivables, amounts due to or from related parties, accounts payable, short-term bank loans, long-term bank loans and bifurcated derivative. The carrying values of these financial instruments, other than long-term bank loans and a bifurcated derivative (which is a recurring fair value measurement), approximate their fair values due to their short-term maturities. The carrying value of the Company’s long-term bank loans other than the Convertible Bond approximates its fair value as the long-term bank loans are subject to floating interest rates. These assets and liabilities, excluding cash and cash equivalents (which fall into level 1 of the fair value hierarchy), fall into level 2 of the fair value hierarchy. The carrying value of the Convertible Bond is $19,866 and $19,995 as of June 30, 2018 and 2019, respectively; whereas the fair value is $17,119 and $19,502 as of June 30, 2018 and 2019, respectively. The fair value measurement of the Convertible Bond falls into level 3 of the fair value hierarchy. There were no assets measured at fair value on a recurring basis as of June 30, 2018 and 2019.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

Liabilities measured at fair value on a recurring basis as of June 30, 2018 and 2019 are stated below:

June 30, 2018
	Quoted prices	Significant
	in active	other	Significant
	markets for	observable	unobservable
	identical assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Liabilities:

Derivative financial liability (i)	$—	$—	$412	$412
Total liabilities measured at fair value on a recurring basis	$—	$—	$412	$412

June 30, 2019
	Quoted prices	Significant
	in active	other	Significant
	markets for	observable	unobservable
	identical assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Liabilities:

Derivative financial liability (i)	$—	$—	$758	$758
Total liabilities measured at fair value on a recurring basis	$—	$—	$758	$758

(i)	The derivative financial liability represents the fair value of the non-conversion compensation feature (note 14). The Company engaged an independent third-party appraiser to assist with the valuation of the feature. The Company is ultimately responsible for the fair value of the non-conversion compensation feature recorded in the consolidated financial statements. The Company adopted the binomial model to assess the fair value of such feature as of year-end. The non-conversion compensation feature is equal to the difference between the fair value of the whole Convertible Bond with the non-conversion compensation feature and the whole Convertible Bond without the non-conversion feature. The significant unobservable inputs used in the fair value measurement of the non-conversion compensation feature includes the risk-free rate of return, expected volatility, expected life of the Convertible Bond and expected ordinary dividend yield. The changes in fair value of the non-conversion compensation feature during fiscal year 2019 are shown in the following table.

Fair value measurements as of June
30, 2019 using significant
unobservable inputs
(Level 3)
Non-conversion compensation feature
related to the Convertible Bond

Balance as at June 30, 2018	$412
Change in fair-value (included within other income, net)	346
Balance as of June 30, 2019	$758

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

Assets measured at fair value on a nonrecurring basis as of June 30, 2018 and 2019 are stated below:

	June 30, 2018
	Quoted prices in	Significant other	Significant
	active markets for	observable	unobservable
	identical assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Assets:
Intangible asset (i)	$—	$—	$1,752	$1,752

Total assets measured at fair value on a non-recurring basis	$—	$—	$1,752	$1,752

(i)	Upon the acquisition of 100% of Hollysys Industrial Software in July 2017, the Company recognized $2,071 patents and copyrights based on significant unobservable inputs (Level 3), using a discounted cash flow approach assuming a certain terminal growth rate and discount rate.

June 30, 2019
	Quoted prices in	Significant other	Significant
	active markets for	observable	unobservable
	identical assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Assets:
Retained equity interest in a former subsidiary (Hollysys Intelligent) (i)	—	—	4,110	4,110
Goodwill (ii)	—	—	—	—

Total assets measured at fair value on a non-recurring basis	$—	$—	$4,110	$4,110

(i)	The retained equity interest in Hollysys Intelligent was measured at fair value using the discounted cash flow method which involves significant unobservable inputs such as terminal growth rate and discount rate (note 11).
(ii)	As of June 30, 2019, the Company’s goodwill of nil was related to the acquisition of Concord Group. The Company engaged an independent third-party appraiser to assist with the valuation of the goodwill related to the Concord Group. The Company is ultimately responsible for the fair value of the goodwill recorded in the consolidated financial statements. For the purposes of step one of the goodwill impairment test, the Company adopted the income approach, in particular the discounted cash flow approach, to evaluate the fair value of the reporting unit. In applying the discounted cash flow approach, key assumptions include the amount and timing of future expected cash flows, terminal value growth rates and appropriate discount rates. For the purpose of step two of the goodwill impairment test, the Company has allocated the fair value of the reporting unit derived in step one to the assets and liabilities of the reporting unit, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The Company adopted the multi-period excess earnings model to evaluate the fair value of the intangible assets of the reporting unit, which was then used to compute the implied fair value of the goodwill via a residual approach which was determined to be nil. As a result, the Company recorded a goodwill impairment charge of $11,623 (Note 10).

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

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

On September 27, 2018, the Company declared a regular cash dividend of $0.18 per share to the holders of the Company’s ordinary shares. The record date was October 22, 2018, and the dividend was paid on November 12, 2018.

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

On May 14, 2015, the Board of Directors approved the 2015 Equity Incentive Plan (the “2015 Equity Plan”). The 2015 Equity Plan provided for 5,000,000 ordinary shares, and it will terminate ten years following the date that it was adopted by the Board of Directors. The purpose of the 2015 Equity Plan is similar to the 2006 Plan, which is used to promote the long-term growth and profitability of the Company and its affiliates by stimulating the efforts of employees, directors and consultants of the Company and its affiliates who are selected to be participants, aligning the long-term interests of participants with those of shareholders, heightening the desire of participants to continue in working toward and contributing to the success of the Company, attracting and retaining the best available personnel for positions of substantial responsibility, and generally providing additional incentive for them to promote the success of the Company’s business through the grant of awards of or pertaining to the Company’s ordinary shares. The 2015 Equity Plan permits the grant of incentive share options, non-statutory share options, restricted shares, restricted share units, share appreciation rights, performance units and performance shares as the Company may determine.

Performance options

Performance share options granted in 2012 (“2012 Performance Options”)

The Company granted 1,476,000 share options to certain employees under the terms of the 2006 Plan in 2012. All the share options had been vested and exercised by June 30, 2017.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

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

Moreover, for option grantees who are responsible for individual businesses, they have to meet the following additional criteria in each year, from fiscal years 2015 to 2017, to exercise the options in that particular year. The annual revenue growth rate compared to the prior fiscal year must equal to or exceed 15%, 5%, 15% and 50% respectively for industrial automation (“IA”), rail transportation (“Rail”), mechanical and electrical solutions (“M&E”) and medical (“Medical”) revenue streams.

The vesting schedule for such performance share options is as below:

	Number of vested	Months after the grant date
EPS Threshold	options	24 months	36 months	48 months

Annual growth rate over 15% but below 20%	1,160,000	348,000	348,000	464,000
CAGR equals or over 20% but below 25%	Additional 290,000	—	—	290,000
CAGR equals 25% or above	Additional 290,000	—	—	290,000

	Total	348,000	348,000	1,044,000

The 2015 Performance Options will remain exercisable from the vesting date until the 60 month anniversary of the grant date. The EPS threshold and the revenue growth thresholds for Rail and Medical were met for fiscal years ended June 30, 2015 and 2016, however, the revenue growth thresholds of IA and M&E were not achieved. The annual growth rate of Non-GAAP diluted EPS for fiscal year 2017 failed to fall between 15% and 20%, in addition, the revenue growth thresholds were not met for all revenue streams. Based on this performance, 306,000 out of 1,740,000 2015 performance options are vested.

A summary of the 2015 performance option activity for the year ended June 30, 2019 is as shown below:

			Weighted average
		Weighted	remaining
2015 Performance	Number of	average	contractual life	Aggregate
Options	shares	exercise price	(years)	intrinsic value

Outstanding as at June 30, 2018	306,000	21.93	1.87	64

Outstanding, vested and exercisable at June 30, 2019	306,000	21.75	0.87	—

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

The Company recorded share-based compensation expense relating to the 2015 performance options in the amount of $(263), $588 and nil which is included in general and administrative expenses, in fiscal year 2017, 2018 and 2019, respectively. As of June 30, 2019, all the share-based compensation expense related to the 2015 Performance Options was recognized.

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

A summary of the restricted share activity for the year ended June 30, 2019 is as follows:

	Number of restricted shares	Weighted average grant-date fair value

Un-vested at June 30, 2018	40,625	20.09
Vested at June 30, 2019	(22,500)	20.09
Un-vested at June 30, 2019	18,125	20.09

The aggregated grant-date fair value of restricted shares vested during the years ended June 30, 2017, 2018 and 2019 were $432, $452 and $452, respectively. $727, $619 and $238 were recorded in general and administrative expenses as restricted share compensation expenses, for the years ended June 30, 2017, 2018 and 2019, respectively. As of June 30, 2019, the aggregated unrecognized compensation expense of $47 related to the restricted shares is expected to be recognized over a weighted-average vesting period of 0.63 years.

NOTE 18 -   EMPLOYEE BENEFITS

The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in China, a central provision fund run by the Singapore government in respect of its employees in Singapore, and an employment provident fund in respect of its employees in Malaysia. The expenses related to these plans were $17,568, $18,994 and $18,757 for the years ended June 30, 2017, 2018 and 2019, respectively. These schemes were accounted for as defined contribution plans.

NOTE 19 -   INCOME TAX

BVI

Hollysys and its subsidiaries incorporated in the BVI are not subject to income tax under the relevant regulations.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

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

Dubai

The branch of the Company’s wholly owned subsidiary is a tax exempt company incorporated in Dubai, and no tax provision has been made for each of the years ended June 30, 2017, 2018 and 2019.

Hong Kong

The Company’s wholly owned subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on the assessable profits arising from Hong Kong for the year ended June 30, 2019. For the year ended June 30, 2019, the provision for Hong Kong profits tax has been made in the statement of comprehensive income. No provision for Hong Kong profits tax has been made in the statement of comprehensive income as there were sustained taxable losses arising from Hong Kong for each of the years ended June 30, 2017 and 2018.

Macau

The Company’s wholly owned subsidiary incorporated in Macau is subject to the Macau corporate income tax at a rate of 12% on the assessable profits arising from Macau, with an exemption up to MOP600. No provision for Macau profits tax has been made in the statement of comprehensive income for each of the years ended June 30, 2017, 2018 and 2019.

India

The Company’s wholly owned subsidiary incorporated in India is subject to India corporate tax at a rate of 30% on its worldwide income. No provision for India profits tax has been made in the statement of comprehensive income as there were no taxable profits noted for each of the years ended June 30, 2017, 2018 and 2019.

Qatar

CECL is subject to the Qatar Corporate income tax at a rate of 10% on the assessable profit arising from Qatar.

Indonesia

The Company’s wholly owned subsidiary incorporated in Indonesia is subject to the Indonesia Corporate income tax at a rate of 25% on the assessable profit arising from Indonesia. No provision for Indonesia tax has been made in the statement of comprehensive income as there were no assessable profits noted for the years ended June 30, 2018 and 2019.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

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

Further, Beijing Hollysys was qualified for the Key Software Enterprise (“KSE”) status in calendar year 2018 and was entitled to the preferential tax rate of 10% for calendar year 2018. An entity can use the preferential rate of KSE after its self-assessment, of which, the filing documents for KSE status shall be well prepared and filed for the future inspection from tax authorities as they hold the right to inspect the KSE status.

Hangzhou Hollysys Automation Co., Ltd (“Hangzhou Hollysys”)

Hangzhou Hollysys was certified as a HNTE which provides a preferential EIT rate of 15% for three calendar years from 2017 to 2019.

Further, Hangzhou Hollysys was qualified for the KSE status in calendar year 2018 and was entitled to the preferential tax rate of 10% for calendar year 2018. An entity can use the preferential rate of KSE after its self-assessment, of which, the filing documents for KSE status shall be well prepared and filed for the future inspection from tax authorities as they hold the right to inspect the KSE status.

Beijing Hollysys Industrial Software Company Ltd. (“Hollysys Industrial Software”)

Hollysys Industrial Software was certified as a HNTE which provides a preferential EIT rate of 15% for three calendar years from 2016 to 2018. Hollysys Industrial Software is expecting to receive the renewed certification in late 2019.

The Company’s income before income taxes consists of:

	Year ended June 30,
	2017	2018	2019

PRC	$105,331	$127,301	$155,691
Non-PRC	(21,976)	2,341	(11,968)

	$83,355	$129,642	$143,723

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

Income tax expense, most of which is incurred in the PRC, consists of:

	Year ended June 30,
	2017	2018	2019

Current income tax expense (benefit)
PRC	12,911	17,268	22,206
Non-PRC	(658)	6,462	2,175
	$12,253	$23,730	$24,381
Deferred income tax (benefit) expense
PRC	2,616	(1,348)	(5,722)
Non-PRC	(483)	(177)	(475)
	$2,133	(1,525)	(6,197)
	$14,386	$22,205	$18,184

Reconciliation of the income tax expenses as computed by applying the PRC statutory tax rate of 25% to income before income taxes and the actual income tax expenses is as follows:

	Year ended June 30,
	2017	2018	2019

Income before income taxes	$83,355	$129,642	$143,723

Expected income tax expense at statutory tax rate in the PRC	20,838	32,410	35,931
Effect of different tax rates in various jurisdictions	2,627	(521)	1,781
Effect of preferential tax treatment	(10,650)	(11,678)	(13,444)
Effect of non-taxable income	—	(284)	(1,500)
Effect of additional deductible research and development expenses	(2,385)	(4,260)	(5,833)
Effect of non-deductible expenses	4,608	3,046	5,489
Effect of change in tax rate	(4,835)	(4,801)	(8,457)
Change in valuation allowance	3,964	2,359	1,399
Tax rate differential on deferred tax items	2,056	—	—
Withholding tax on dividend paid by subsidiaries	(2,799)	4,784	2,847
Others	962	1,150	(29)
Total	$14,386	$22,205	$18,184

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

The breakdown of deferred tax assets/liabilities caused by the temporary difference is shown as below:

	June 30,
	2018	2019

Deferred tax assets
Allowance for doubtful accounts	$9,600	$8,805
Deferred subsidies	1,809	1,916
Warranty liabilities	1,206	1,234
Inventory provision	713	655
Long-term assets	296	357
Deferred revenue	3,562	216
Provision for contract loss	70	59
Accrued payroll	1,029	—
Recognition of intangible assets	11	—
Costs and estimated earnings in excess of billings	(8,544)	(581)
Share of net gains (loss) of equity investees	(2,038)	(739)
Net operating loss carry forward	12,739	12,846
Valuation allowance	(12,522)	(11,428)
Others	387	385
Total deferred tax assets-non-current	$8,318	$13,725

Deferred tax liabilities
Property, plant and equipment	$(20)	$(13)
PRC dividend withholding tax	(3,019)	(5,825)
Intangible assets and other non-current assets	(6,327)	(6,335)
Total deferred tax liabilities-non-current	$(9,366)	$(12,173)

As of June 30, 2019 the Company had incurred net losses of $6,277, $57,167, $666 derived from entities in the PRC, Singapore and Indonesia, respectively. The net losses in the PRC can be carried forward for five years, to offset future net profit for income tax purposes. The net losses in Singapore and Indonesia can be carried forward without an expiration date. For the amount as of June 30, 2019, $246 will expire, if not utilized, from calendar years ending December 31, 2019 to 2023.

The valuation allowance is considered on an individual entity basis.

Under the EIT Law and the implementation rules, profits of the Company’s PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to their respective foreign holding companies are subject to a withholding tax at 10% unless reduced by tax treaty. As of June 30, 2018 and 2019, the aggregate undistributed earnings from the Company’s PRC subsidiaries that are available for distribution are RMB4,089,013 (equivalent to $623,213) and RMB5,130,795 (equivalent to $776,254), respectively. The Company expects to distribute a portion of the earnings (RMB400,000 or $58,252) to the holding companies located outside mainland China, and has hence accrued a withholding tax of $5,825 as of June 30, 2019. The remaining undistributed earnings of the Company’s PRC subsidiaries are intended to be permanently reinvested, and accordingly, no deferred tax liabilities have been provided for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

As of June 30, 2018 and June 30, 2019, the undistributed retained earnings generated from periods prior to January 1, 2008 were $63,716 which are not subject to PRC dividend withholding taxes. Accordingly, as of June 30, 2018 and June 30, 2019, the total amounts of undistributed earnings generated from the Company’s PRC subsidiaries for which no withholding tax has been accrued were $552,937 and $621,707, respectively. Deferred tax liabilities subject to be recognized would have been $48,922 and $61,999 respectively, if all such undistributed earnings planned to be distributed to the Company in full as of June 30, 2018 and June 30, 2019.

The Chinese tax law grants the tax authorities the rights to further inspect companies’ tax returns retroactively in a three-year period (up to five years under certain special conditions), which means theoretically the tax authorities can still review the PRC subsidiaries’ tax returns for the years ended December 31, 2013 through 2017. The tax law also states that companies will be liable to additional tax, interest charges and penalties if errors are found in their tax returns and such errors have led to an underpayment of tax.

As of June 30, 2018 and 2019, the Company concluded that there was no significant unrecognized tax benefits requiring recognition in its financial statements. The amount of unrecognized tax benefits may change in the next 12 months, pending clarification of current tax law or audit by the tax authorities. However, an estimate of the range of the possible change cannot be made at this time. As of June 30, 2018 and 2019, no unrecognized tax benefits, if ultimately recognized, will impact the effective tax rate. The Company recorded no penalty or interest for the years ended June 30, 2018 and 2019, respectively.

As of June 30, 2019, the Company’s tax years ended December 31, 2008 through 2019 remain open for statutory examination by tax authorities.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

NOTE 20 -   INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share attributable to the Company for the years indicated:

	Year ended June 30,
	2017	2018	2019

Numerator:
Net income attributable to the Company - basic	$68,944	$107,161	$125,261

Net income attributable to the Company - diluted(i)	$69,605	$107,425	$125,823

Denominator:
Weighted average ordinary shares outstanding used in computing basic income per share	60,189,004	60,434,019	60,456,524
Effect of dilutive securities
Convertible Bond	784,400	788,800	796,200
Restricted shares	38,106	25,746	21,160
Weighted average ordinary shares outstanding used in computing diluted income per share	61,011,510	61,248,565	61,273,884

Income per share - basic	$1.15	1.77	2.07

Income per share - diluted	$1.14	1.75	2.05

(i)	For the year ended June 30, 2017, 2018 and 2019, interest accretion related to the Convertible Bond of $661, $264 and $562, respectively, is added back to derive net income attributable to the Company for computing diluted income per share.

Vested and unissued restricted shares of 72,263, 91,920 and 114,425 shares are included in the computation of basic and diluted income per share for the years ended June 30, 2017, 2018 and 2019, respectively. The effect of share options have been excluded from the computation of diluted income per share for the year ended June 30, 2017 and 2018 as their effects would be anti-dilutive.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

NOTE 21 -   RELATED PARTY TRANSACTIONS

The related party relationships and related party transactions are listed as follows:

Related party relationships

Name of related parties	Relationship with the Company

China Techenergy Co., Ltd. (“China Techenergy”)	40% owned by Beijing Hollysys
Beijing Hollysys Electric Motor Co., Ltd. (“Electric Motor”)	40% owned by Beijing Hollysys
Beijing Hollysys Machine Automation Co., Ltd. (“Hollysys Machine”)	30% owned by Hollysys (Beijing) Investment Co., Ltd. (“Hollysys Investment”)
Beijing IPE Biotechnology Co., Ltd. (“Beijing IPE”)	22.02% owned by Beijing Hollysys
Beijing Hollycon Medicine & Technology. Co., Ltd. (“Hollycon”)	30% owned by Hollysys Group Co., Ltd.(“Hollysys Group”)
Ningbo Hollysys Intelligent Technologies Co., Ltd. (“Ningbo Hollysys”)	40% owned by Hollysys Group
Beijing Hollysys Intelligent Technologies Co., Ltd. (“Hollysys Intelligent”)	100% owned by Ningbo Hollysys
Shenzhen Hollysys Intelligent Technologies Co., Ltd. (“Shenzhen Hollysys”)	60% owned by Ningbo Hollysys
Beijing Pingzhong Software Technology Co., Ltd. (“Pingzhong Software”)	100% owned by Ningbo Hollysys

Due from related parties

	June 30,
	2018	2019

China Techenergy	$29,182	$28,048
Hollysys Intelligent	—	7,810
Ningbo Hollysys	—	162
Hollysys Machine	853	150
Hollycon	51	124
Pingzhong Software	—	1
Shenzhen Hollysys	22	—
Others	3,570	—

	$33,678	$36,295

The Company’s management believes that the collection of amounts due from related parties is reasonably assured and accordingly and no provision had been made for these balances.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

Due to related parties

	June 30,
	2018	2019

China Techenergy	$4,141	$4,659
Hollysys Intelligent	—	658
Ningbo Hollysys	—	78
Hollysys Machine	828	—
Electric Motor	34	—
Beijing IPE	2	—
Others	348	—

	$5,353	$5,395

Transactions with related parties

Purchases of goods and services from:

	Year ended June 30,
	2017	2018	2019

Hollysys Intelligent (i)	$—	$—	$668
Ningbo Hollysys (i)	—	—	34
Hollycon	8	16	4
Electric Motor	29	77	—
Hollysys Machine (ii)	749	—	—

	$786	$93	$706

(i)	The Company purchases products from Hollysys Intelligent and Ningbo Hollysys used to provide an integrated automation and control system to its customer.

(ii)	The Company engages Hollysys Machine to sell the Company's products to end customers. The Company pays commission to Hollysys Machine in exchange for its services. The amount of the commission is determined based on the value of the products sold by Hollysys Machine during the year.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

Sales of goods and integrated solutions to:

	Year ended June 30,
	2017	2018	2019

China Techenergy (i)	$10,842	$11,519	$11,094
Hollysys Intelligent (ii)	—	—	309
Ningbo Hollysys (ii)	—	—	163
Hollycon	108	225	44
Hollysys Machine	167	—	—
Beijing IPE	7	—	—
Others	765	86	—

	$11,889	$11,830	$11,610

(i)	The Company sells automation control systems to China Techenergy which is used for non-safety operations control in the nuclear power industry. China Techenergy incorporates the Company’s non-safety automation control systems with their proprietary safety automated control systems to provide an overall automation and control system for nuclear power stations in China. The Company is not a party to the integrated sales contracts executed between China Techenergy and its customers. The Company’s pro rata shares of the intercompany profits and losses are eliminated until realized through a sale to outside parties, as if China Techenergy were a consolidated subsidiary.
(ii)	The Company sells products to Hollysys Intelligent and Ningbo Hollysys, they incorporate the Company’s product with their automated systems to provide an integrated automation and control system to their customer. The Company’s pro rata shares of the intercompany profits and losses are eliminated until realized through a sale to outside parties, as if Hollysys Intelligent and Ningbo Hollysys were a consolidated subsidiary.

Other income from:

	Year ended June 30,
	2017	2018	2019

Hollysys Intelligent (i)	$—	$—	$1,018
Hollycon (ii)	602	731	972
Ningbo Hollysys (i)	—	—	530

	$602	$731	$2,520

(i)	The Company entered into an operating lease agreement with Hollysys Intelligent and Ningbo Hollysys to lease part of building located in Beijing, respectively. The lease term is for one year from the commencement date of January 1, 2019 to December 31, 2019.
(ii)	The Company entered into an operating lease agreement with Hollycon to lease part of building located in Beijing. The lease term was for one year and ended on May 31, 2019 and a renewed lease agreement was signed with a one year lease term of June 1, 2019 to May 31, 2020.

Amounts due from and due to the related parties relating to the above transactions are unsecured, non-interest bearing and repayable on demand.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

NOTE 22 -    COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company leases premises under various operating leases. Rental expenses under operating leases recorded as in general and administrative expenses in the consolidated statements of comprehensive income were $2,718, $2,295 and $1,978 for the years ended June 30, 2017, 2018 and 2019, respectively.

Future minimum lease payments under non-cancelable operating leases with initial terms of one year or more consist of the following:

Years ending June 30,	Minimum lease payments

2020	$2,631
2021	1,605
2022	1,414
2023	927
2024 and onwards	383

Total minimum lease payments	$6,960

The Company’s lease arrangements have no renewal or purchase options, rent escalation clauses, restriction or contingent rents and are all conducted with third parties.

Capital commitments

As of June 30, 2019, the Company had $1,566 in capital obligations for the coming fiscal year, mainly for the Company’s information system construction.

Purchase obligations

As of June 30, 2019, the Company had $210,117 purchase obligations for the coming fiscal years, for purchases of inventories and subcontracts, mainly for fulfillment of in-process or newly entered contracts resulting from the expansion of the Company’s operations as follows:.

Years ending June 30,	Minimum payments

2020	$166,805
2021	16,242
2022	10,828
2023	5,414
2024 and onwards	10,828

Total minimum payments	$210,117

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

Performance guarantee and standby letters of credit

The Company had stand-by letters of credit of $27,771 and outstanding performance guarantees of $60,672 as of June 30, 2019, with restricted cash of $23,838 pledged to banks. The purpose of the stand-by letter of credit and performance guarantees is to guarantee that the performance of the Company’s deliveries reach the pre-agreed requirements specified in the integrated solutions contracts. The guarantee is to ensure the functionality of the Company’s own work. The disclosed amount of stand-by letters of credit and outstanding performance guarantees represent the maximum potential amount of future payments the Company could be required to make under such guarantees.

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

NOTE 23 -    OPERATING LEASES AS LESSOR

On April 3, 2013, Beijing Hollysys entered into an operating lease agreement to lease out one of its buildings located in Beijing. The lease term is for a period of 10 years from the commencement date of September 1, 2013 and will end on August 31, 2023. On March 1, 2018, Beijing Hollysys entered into an operating lease agreement to lease out one of its buildings located in Beijing. The lease term is for a period of 15 years from the commencement date of March 1, 2018 and will end on February 28, 2033. Beijing Hollysys also entered into other three operating lease agreements with the related parties of the Company (note 21). The minimum rental receipts in the next five years is shown as below:

Year ending June 30,	Minimum lease payments

2020	$3,123
2021	3,217
2022	3,314
2023	3,413
2024	2,059

Total minimum lease payments to be received in the next five years	$15,126

The minimum lease payment receivable after five years is $17,760.

NOTE 24 -   SEGMENT REPORTING

The chief operating decision maker ("CODM") has been identified as the Chairman, Chief Executive Officer and Chief Financial Officer of the Company. The Company organizes its internal financial reporting structure based on its main product and service offerings.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

Based on the criteria established by ASC 280, Segment Reporting (“ASC 280”), the Company has determined that the reportable segments of the Company consist of (1) IA, (2) Rail, (3) M&E, in accordance with the Company’s organization and internal financial reporting structure. The CODM assesses the performance of the operating segments based on the measures of revenues, costs and gross profit. Other than the information provided below, the CODM does not use any other measures by segments.

Summarized information by segments for the years ended June 30, 2017, 2018, and 2019 is as follows:

	Year ended June 30, 2017
	IA	Rail	M&E	Consolidated

Revenues from external customers
Integrated solutions contracts revenue	$136,449	145,815	103,236	385,500
Product sales	28,738	3,927	—	32,665
Maintenance service revenue	6,947	4,733	308	11,988
Extended warranty service revenue	533	1,257	—	1,790
Total	172,667	155,732	103,544	431,943

Costs of revenue	106,583	86,128	98,761	291,472

Gross profit	$66,084	69,604	4,783	140,471

	Year ended June 30, 2018
	IA	Rail	M&E	Consolidated

Revenues from external customers
Integrated solutions contracts revenue	$178,769	162,696	124,996	466,461
Product sales	35,387	4,846	—	40,233
Maintenance service revenue	9,547	21,390	334	31,271
Extended warranty service revenue	1,090	1,713	—	2,803
Total	224,793	190,645	125,330	540,768

Costs of revenue	135,633	90,574	108,681	334,888

Gross profit	$89,160	100,071	16,649	205,880

	Year ended June 30, 2019
	IA	Rail	M&E	Consolidated

Revenues from external customers
Integrated solutions contracts revenue	$191,668	148,365	127,338	467,371
Product sales	27,390	5,712	—	33,102
Maintenance service revenue	13,978	53,359	288	67,625
Extended warranty service revenue	762	1,481	—	2,243
Total	233,798	208,917	127,626	570,341

Costs of revenue	139,010	109,567	110,598	359,175

Gross profit	$94,788	99,350	17,028	211,166

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

The majority of the Company’s revenues and long-lived assets other than goodwill and intangible assets are derived from and located in the PRC. The following table sets forth the revenues by geographical area:

	Year ended June 30,
	2017	2018	2019

Revenues:
PRC	$326,713	$412,993	$438,832
Non-PRC	105,230	127,775	131,509

	$431,943	$540,768	$570,341

The following table sets forth the long-lived assets other than goodwill and intangible assets by geographical area:

	June 30,
	2018	2019

Long-lived assets other than goodwill and acquired intangible assets
PRC	$135,450	$125,781
Non-PRC	12,516	11,986

	$147,966	$137,767

NOTE 25 -   SUBSEQUENT EVENTS

In May 2019, the Company entered into an agreement to dispose all of its 22.02% interest in Beijing IPE for cash consideration of $9,087. The Company received $4,544 of the proceeds prior to the year ended June 30, 2019 and recorded the amount as a liability as the disposal transaction was not completed as of June 30, 2019. The disposal transaction was completed in September 2019.

The Convertible Bond was repaid in full on August 29, 2019.

NOTE 26 -   ENDORSEMENT OF NOTE RECEIVABLES

The Company endorsed bank acceptance bills to its suppliers as a way of settling accounts payable. The total endorsed but not yet due bank acceptance bills amounted to $42,559 and $46,162 as of June 30, 2018 and 2019, respectively. The endorsement of bank acceptance bills qualified as deemed sales of financial assets according to ASC 860, Transfer and Servicing (“ASC 860”) because the bank acceptance bills have been isolated from the Company upon transfer, the transferee has the rights to pledge or exchange the bank acceptance bills, and the Company has no control over the bank acceptance bills upon endorsement. As a result, bank acceptance bills are derecognized at the time of endorsement.

NOTE 27 -   CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Under the PRC laws and regulations, the Company’s PRC subsidiaries’ ability to transfer net assets in the form of dividend payments, loans, or advances are restricted. The amount restricted was RMB601,064 (equivalent to $88,930) and RMB619,403 (equivalent to $91,624) as of June 30, 2018, and 2019, respectively.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

The following represents condensed unconsolidated financial information of the parent company only:

CONDENSED BALANCE SHEETS

	June 30,
	2018	2019

ASSETS
Current assets:
Cash and cash equivalents	$21,578	$48,349
Amounts due from subsidiaries	53,503	57,703
Prepaid expenses	61	78
Total current assets	75,142	106,130

Investment in subsidiaries	869,706	986,155

Total assets	$944,848	$1,092,285

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term loans	—	19,995
Accrued payroll and related expense	$28	$—
Derivative financial liability	412	758
Amounts due to subsidiaries	82,491	126,146
Total current liabilities	82,931	146,899

Long-term loan	19,865	—
Total liabilities	102,796	146,899

Equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 60,342,099 shares issued and outstanding as of June 30, 2018 and 2019, respectively	60	60
Additional paid-in capital	223,396	223,634
Retained earnings	624,049	757,213
Accumulated other comprehensive loss	(5,453)	(35,521)
Total equity	842,052	945,386

Total liabilities and equity	$944,848	$1,092,285

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended June 30,
	2017	2018	2019

General and administrative expenses	$1,062	$1,751	$1,511
Loss from operations	(1,062)	(1,751)	(1,511)

Other expense, net	(89)	—	(346)
Interest income	4	—	—
Interest expenses	(1,074)	(748)	(562)
Foreign exchange losses	(740)	(97)	(72)
Share of net income of subsidiaries	$71,905	$109,757	$127,752
Income before income taxes	68,944	107,161	125,261
Income tax expenses	—	—	—
Net income	68,944	107,161	125,261

Other comprehensive income, net of tax of nil
Translation adjustment	(14,392)	17,406	(31,341)
Comprehensive income	$54,552	$124,567	$93,920

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019 – continued

(Amounts in thousands except for number of shares and per share data)

CONDENSED STATEMENTS OF CASH FLOWS

	Year ended June 30,
	2017	2018	2019

Cash flows from operating activities:
Net income	$68,944	$107,161	$125,261
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Share of net (income) of subsidiaries	(71,905)	(109,757)	(127,752)
Share-based compensation expenses	464	1,207	238
Accretion of convertible bond	230	230	230
Fair value adjustments of a bifurcated derivative	89	(75)	346
Change in accrued liabilities	1,248	14	(28)
Net cash used in operating activities	$(930)	$(1,220)	$(1,705)

Cash flows from investing activities:
Collection of loans from subsidiaries	2,316	50,649	—
Loans to subsidiaries	(2,712)	(5,000)	(4,200)
Investment in subsidiaries	—	(15,707)	—
Net cash (used in) provided by investing activities	$(396)	$29,942	$(4,200)

Cash flows from financing activities:
Proceeds of loans from subsidiaries	11,938	—	43,538
Payment of dividends	(11,975)	(7,241)	(10,862)
Repayment of loans from subsidiaries	(428)	(13,006)	—
Proceeds from exercise of options	6,323	—	—
Net cash provided by (used in) financing activities	$5,858	$(20,247)	$32,676

Net increase in cash and cash equivalents	$4,532	$8,475	$26,771

Cash and cash equivalents, beginning of period	8,571	13,103	21,578
Cash and cash equivalents, end of period	$13,103	$21,578	$48,349

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investment in subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures (“ASC 323”). Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and the subsidiaries’ profit as “Share of net income of subsidiaries” on the condensed statements of comprehensive income. The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.

Commitments

The Company does not have significant commitments or long-term obligations as of the period end other than those presented.