Form 20-F
period 2020-06-30
Hollysys Automation Technologies, Ltd.
filed 2020-09-28
CIK 1357450

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2020
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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report (June 30, 2020): 60,537,099 ordinary shares.
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
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐

Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other	☐
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
FOR THE FISCAL YEAR ENDED JUNE 30, 2020

USE OF CERTAIN DEFINED TERMS
Except as otherwise indicated by the context, references in this annual report to:

•
“Hollysys,” “we,” “us,” or “our,” and the “Company,” refer to the combined business of Hollysys Automation Technologies Ltd., a BVI company, and its consolidated subsidiaries, HI, HAP, HAIP, PTHAI, Bond Group, Concord Group, CSHK, GTH, Clear Mind, World Hope, Helitong, Hollysys Group, Hangzhou Hollysys, Hangzhou System, Hollysys Industrial Software, Beijing Hollysys, Hollysys Electronics, Xi’an Hollysys, Hollysys Investment, HollySys Smart Energy, Cixi HollySys, Shandong Lukang and Xuzhou HollySys;

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

•
“Concord Group” refers to a group of our subsidiaries, including Concord Corporation Pte. Ltd. (“CCPL”), a Singapore company, and CCPL’s subsidiaries, Concord Electrical Sdn. Bhd., a Malaysia company (“CESB”), Concord Corporation Pte. Ltd, Dubai Branch (“CCPL Dubai”) Concord Electrical Contracting Ltd., a Qatar company(“CECL”), and Concord M Design and Engineering Company Ltd, a Macau company(“CMDE”);

•	“CSHK” refers to Concord Solutions (HK) Limited, a Hong Kong company;

•	“PTHAI” refers to PT Hollysys Automation Indonesia, an Indonesian company

•	“GTH” refers to Gifted Time Holdings Limited, a BVI company;

•	“Clear Mind” refers to Clear Mind Limited, a BVI company;

•	“World Hope” refers to World Hope Enterprises Limited, a Hong Kong company;

•	“Helitong” refers Beijing Helitong Science & Technology Exploration Co., Ltd., a PRC company;

•	“Hollysys Group” refers to Hollysys Group Co., Ltd., formerly known as Beijing Hollysys Science & Technology Co., Ltd, a PRC company;

•	“Hangzhou Hollysys” refers to Hangzhou Hollysys Automation Co., Ltd., a PRC company;

•	“Hangzhou System” refers to Hangzhou Hollysys System Engineering Co., Ltd., a PRC company;

•	“Hollysys Industrial Software” refers to Beijing Hollysys Industrial Software Company Ltd., a PRC company;

•	“Beijing Hollysys” refers to Beijing Hollysys Co., Ltd., a PRC company;

•	“Hollysys Electronics” refers to Beijing Hollysys Electronics Technology Co., Ltd., a PRC company;

•	“Xi’an Hollysys” refers to Xi’an Hollysys Co., Ltd, a PRC company;

•	“Hollysys Investment” refers to Hollysys (Beijing) Investment Co., Ltd., a PRC company;

•	“HollySys Smart Energy” refers to HollySys Smart Energy Technology (Beijing) Co., Ltd., a PRC company;

•	“Cixi HollySys” refers to Cixi HollySys Precision Technology Co., Ltd., a PRC company;
“Shandong Lukang” refers to Shandong Lukang Pharmaceutical Engineering Design Co., Ltd., a PRC company;
“Xuzhou HollySys” refers to Xuzhou HollySys Valve Technology Co., Ltd., a PRC company;

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

•	“BVI” refers to the British Virgin Islands;

•	“China” and “PRC” refer to the People’s Republic of China;

•	“Hong Kong” and “Hong Kong SAR” refer to the Hong Kong Special Administrative Region of China;

•	“Macau” refers to the Macau Special Administrative Region of China;

•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended; and

•	“Securities Act” refers to the Securities Act of 1933, as amended.
In addition, we have listed below certain technical terms we use to describe our business and industry:

•	CTCS-2: Chinese Train Control System Level 2

•	CTCS-3: Chinese Train Control System Level 3

•	DCS: Distributed Control System

•	DEH: Digital Electro-Hydraulic

•	GW: Gigawatt

•	IIoT: Industrial Internet of Things

•	MW: Megawatt

•	PaaS: Platform as a Service

•	PLC: Programmable Logic Controller

•	SaaS: Software as a Service

•	SCADA: Supervisory Control and Data Acquisition

FORWARD-LOOKING INFORMATION
This annual report contains forward-looking statements and information relating to us that are based on the current beliefs, expectations, assumptions, estimates and projections of our management regarding our company and industry. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. When used in this annual report, the words “may”, “will”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These statements reflect management’s current view of us concerning future events and are subject to certain risks, uncertainties and assumptions, including among many others: our potential inability to achieve similar growth in future periods as we did historically, a decrease in the availability of our raw materials, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to China’s legal system and economic, political and social events in China, the volatility of the securities markets, and other risks and uncertainties which are generally set forth under the heading, “Key information - Risk Factors” and elsewhere in this annual report. Should any of these risks or uncertainties materialize, or should the underlying assumptions about our business and the commercial markets in which we operate prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in this annual report.
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
A.    Selected Consolidated Financial Data
The following table presents selected financial data regarding our business. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5, “Operating and Financial Review and Prospects.” The selected consolidated statement of comprehensive income data for the fiscal years ended June 30, 2018, 2019 and 2020 and the consolidated balance sheet data as of June 30, 2019 and 2020 have been derived from the audited consolidated financial statements of Hollysys that are included in this annual report beginning on page
F-1. The
selected statement of comprehensive income data for the fiscal years ended June 30, 2016 and 2017, and balance sheet data as of June 30, 2016, 2017 and 2018 have been derived from our audited financial statements that are not included in this annual report.
The audited consolidated financial statements for the years ended June 30, 2018, 2019 and 2020 are prepared and presented in accordance with generally accepted accounting principles in the United States, or US GAAP. The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes of Hollysys contained elsewhere herein. The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

Financial information in this report is reported in United States dollars, the reporting currency of the Company.

(In USD thousands, except share numbers and per share data)
	Years ended June 30,
	2016	2017	2018	2019	2020
Statement of Comprehensive Income Data
Revenue	544,325	431,943	540,768	570,341	503,327
Operating income	120,583	60,270	120,244	123,626	69,428
Income before income taxes	137,742	83,355	129,642	143,723	97,497
Net income attributable to Hollysys	118,471	68,944	107,161	125,261	79,396
Non-GAAP net income attributable to Hollysys	121,497	70,120	108,891	126,156	80,106
Weighted average ordinary shares:
Basic	59,170,050	60,189,004	60,434,019	60,456,524	60,478,717
Diluted	60,611,456	61,011,510	61,248,565	61,273,884	60,609,242
Earnings per share:
Basic	2.00	1.15	1.77	2.07	1.31
Diluted	1.97	1.14	1.75	2.05	1.31
Non-GAAP earnings per share:
Basic	2.05	1.16	1.80	2.09	1.32
Diluted	2.02	1.16	1.78	2.07	1.32

Balance Sheet Data
Total current assets	827,310	865,356	1,000,898	1,109,478	1,174,494
Total assets	1,004,156	1,058,254	1,210,128	1,309,417	1,360,835
Total current liabilities	297,326	302,978	333,054	341,499	327,302
Total liabilities	321,471	334,714	367,775	362,257	371,949

Net assets	682,685	723,540	842,353	947,160	988,886
Non-controlling interests	8,529	21	301	1,774	4,403
Stockholders’ equity	674,156	723,519	842,052	945,386	984,483
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
non-GAAP
measures for the periods indicated:

(In USD thousands, except share numbers and per share data)
	Years ended June 30,
	2016	2017	2018	2019	2020
Cost of integrated solutions contracts	310,545	277,476	314,233	325,523	281,818
Less: Amortization of intangible assets	818	623	598	311	300
Non-GAAP cost of integrated solutions contracts	309,727	276,853	313,635	325,212	281,518

G&A expenses	45,832	44,297	46,323	40,701	39,114
Less: Share-based compensation expenses	3,860	464	1,207	238	410
Non-GAAP G&A expenses	41,972	43,833	45,116	40,463	38,704
Other income (expenses), net	4,061	1,722	4,349	2,710	4,683
Add: Acquisition-related incentive share contingent consideration fair value adjustments	(1,745)	—	—	—	—
Add: Fair value adjustments of a bifurcated derivative	93	89	(75)	346	—
Non-GAAP other income, net	2,409	1,811	4,274	3,056	4,683

Net income attributable to Hollysys	118,471	68,944	107,161	125,261	79,396
Add: Share-based compensation expenses	3,860	464	1207	238	410
Amortization of intangible assets	818	623	598	311	300
Acquisition-related consideration fair value adjustments	(1,745)	—	—	—	—
Fair value adjustments of a bifurcated derivative	93	89	(75)	346	—
Non-GAAP net income attributable to Hollysys	121,497	70,120	108,891	126,156	80,106
Weighted average number of ordinary shares outstanding used in computation:
Basic	59,170,050	60,189,004	60,434,019	60,456,524	60,478,717
Diluted	60,611,456	61,011,510	61,248,565	61,273,884	60,609,242

GAAP earnings per share: Basic	2.00	1.15	1.77	2.07	1.31
Add: Share-based compensation expenses	0.07	0.01	0.02	—	0.01
Amortization of intangible assets	0.01	—	0.01	0.01	—
Acquisition-related consideration fair value adjustments	(0.03)	—	—	—	—
Fair value adjustments of a bifurcated derivative	—	—	—	0.01	—
Non-GAAP earnings per share: Basic	2.05	1.16	1.80	2.09	1.32

GAAP earnings per share: Diluted	1.97	1.14	1.75	2.05	1.31
Add: Share-based compensation expenses	0.06	0.01	0.02	—	0.01
Amortization of intangible assets	0.01	0.01	0.01	0.01	—
Acquisition-related consideration fair value adjustments	(0.02)	—	—	—	—
Fair value adjustments of a bifurcated derivative	—	—	—	0.01	—
Non-GAAP earnings per share: Diluted	2.02	1.16	1.78	2.07	1.32

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
Our business includes providing high-speed rail signaling systems that ensure operational safety of passenger trains. The development of the PRC high-speed rail signaling system industry is dependent upon state planning and investment in high-speed rail transportation projects. The nature, scale and timetable of these projects may be affected by a number of factors, including the overall state investment in high-speed rail transportation projects and approval of such new projects. By the end of the 2019, the total length of China’s high-speed railway was around 36,000 kilometers. We cannot predict whether the total annual investment in and the market size of the PRC high-speed railway industry will continue to grow in the future. If the total annual investment or the market size declines, our business and financial position may be adversely affected.

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
In our rail transportation segment, we experienced revenue increases in the latter years of the 12th Five-Year Plan as Chinese policymakers ramped up spending to meet plan targets. For our fiscal years ended June 30, 2015, and 2016, our revenue from the rail transportation segment was $193.3 million and $240.3 million, respectively. Revenue from this segment decreased at the beginning of 13th Five-Year plan to $155.7 million for the fiscal year ended 2017 as state bureaucracies adjusted to the new plan and state priorities. This decrease in revenue from our rail transportation segment accounted for approximately 75% of the decrease in our total net revenues in the fiscal year ended June 30, 2017, as compared to fiscal year ended June 30, 2016. In the fiscal year ended June 30, 2018, revenue from the rail transportation segment rebounded to $190.6 million, as implementation efforts for the 13th Five-Year Plan further advanced. In the fiscal year ended June 30, 2019, revenue from the rail transportation segment increased further to $208.9 million. In the fiscal year ended June 30, 2020, due to
COVID-19,
some project execution and contract bidding of rail transportation were delayed, especially in the third quarter of the fiscal year 2020, our rail transportation revenue for the fiscal year 2020 decreased to $201.3 million.
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
We have developed significant customer relationships with several local urban mass transit providers and railway authorities in respect of the high-speed train system in China. For example, we currently have major contracts with the MTR Corporation Ltd. of Hong Kong, and Land Transport Authority of Singapore. We expect to continue to rely on our current major customers for a portion of our revenue in the future. Moreover, due to the nature of our business, the contract value of a single contract tends to be large. As such, our cash flows may become dependent on those customers’ payment practices and overall public funding policies, including the lengthening of collection times under contracts that have been performed. If our major customers significantly reduce, modify, postpone or cancel their purchase orders with us, we may not be able to get substitute orders with similar terms from other customers in a timely manner or at all. If we are not able to enter into contracts with our major customers on terms favorable to us or at all, our business and financial position may be adversely affected.
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
A core component of our growth strategy is international expansion. As we continue to expand our international operations, we will be increasingly susceptible to the risks associated with overseas expansion. We have a limited operating history outside of the PRC and management of our international operations requires significant resources and management attention. Entering into new markets presents challenges, including, among others, the challenges of supporting a rapidly growing business in new environments with diverse cultures, languages, customs, legal systems, alternative dispute systems and economic, political and regulatory systems. We expect to incur significant costs associated with expanding our overseas operations, including hiring personnel internationally. The risks and challenges associated with overseas expansion include:

•	uncertain political and economic climates;

•	lack of familiarity and burdens of complying with foreign laws, accounting and legal standards, regulatory requirements, tariffs and other barriers;

•	unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;

•
lack of experience in connection with the localization of our applications, including translation into foreign languages and adaptation for local practices, and associated expenses and regulatory requirements;

•	difficulties in adapting to differing technology standards;

•	longer sales cycles and accounts receivable payment cycles and difficulties in collecting accounts receivable;

•
difficulties in managing and staffing international operations, including differing legal and cultural expectations for employee relationships and increased travel, infrastructure and legal compliance costs associated with international operations;

•	fluctuations in exchange rates that may increase the volatility of our foreign-based revenue and expenses;

•	potentially adverse tax consequences, including the complexities of foreign value-added tax, goods and services tax and other transactional taxes;

•	reduced or varied protection for intellectual property rights in some countries;

•	difficulties in managing and adapting to differing cultures and customs;

•	data privacy laws which require that customer data be stored and processed in a designated territory subject to laws different from those of the PRC;

•	new and different sources of competition as well as laws and business practices favoring local competitors and local employees;

•	compliance with anti-bribery laws, including compliance with the Foreign Corrupt Practices Act;

•	increased financial accounting and reporting burdens and complexities; and

•	restrictions on the repatriation of earnings.
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
We derive around 82% of our total consolidated revenues from the integrated solutions contracts that we have won through a competitive bidding process. The purpose of an integrated solutions contract is to furnish an automation system that provides the customer with a total solution for the automation or process control requirement being addressed. These contracts require us to complete projects at a fixed price, and therefore expose us to the risk of cost overruns. Cost overruns, whether due to efficiency, estimates or other reasons, could result in lower profit or losses. Other variations and risks inherent in the performance of fixed-price contracts such as delays caused by technical issues, and any inability to obtain the requisite permits and approvals, may cause our actual risk exposure and costs to differ from our original estimates.
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
Our products are very complex, integrated systems, often with elements designed specifically for the particular situation of a customer. These products may have dormant design or manufacturing issues or defects that are not detected until they are put into actual use. Also, we manufacture spare parts for maintenance and replacement purposes after completion of integrated solutions contracts. While there have been no significant issues or defects identified as of the date of this annual report, any issues or defects in the design, manufacture and spare parts we provide may result in returns, claims, delayed shipments to customers or reduced or cancelled customer orders and other forms of damages asserted against us. A product issue or defect or negative publicity concerning defective products or services of ours could adversely affect our results of operations, reputation, customer satisfaction and market share.
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
Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. Our outstanding goodwill as of June 30, 2020 was related to the acquisition of Hollysys Industrial Software in July 2017 and Shandong Lukang in August 2019. Based on our quantitative assessment, the goodwill related to Bond Group acquisition was impaired by $35.8 million as of June 30, 2020. We performed a qualitative assessment for Hollysys Industrial Software and Shandong Lukang in 2020 and evaluated all relevant factors, weighed all factors in their entirety and concluded that no impairment charge for Hollysys Industrial Software or Shandong Lukang was needed as of June 30, 2020.
However, there are uncertainties surrounding the amount and timing of future expected cash flows for Hollysys Industrial Software and Shandong Lukang. In future, if actual future cash flows being less than forecasted or delays in the timing of when those cash flows are expected to be realized, goodwill impairment might be triggered. Further, the timing of when actual future cash flows are received could differ from our estimates, which are based on historical trends and do not factor in unexpected delays in project commencement or execution.
In addition, we might make acquisitions and execute other forms of business combination, which would record goodwill, from to time in the future.
We may experience delays or defaults in payment of accounts receivables or in release of retention by our customers, which may adversely affect our cash flow and working capital, financial condition and results of operations.
In line with the industry practice, we typically have a long receivable collection cycle. We face the risk that customers may delay their settlement with us or delay or fail to pay us as scheduled especially due to the impact of
COVID-19.
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
Our business primarily relies on a combination of copyright, patent, trademark and other intellectual property laws, nondisclosure agreements and other protective measures to protect our proprietary rights. As of June 30, 2020, we held 249 software copyrights, 159 authorized patents, 166 patent applications and 45 registered trademarks.

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
In addition to organic growth, we may supplement our business expansion through acquisitions of an operating business or specific assets. Examples of our past acquisitions are the acquisitions of Concord Group in 2011 and Bond Group in 2013, which were undertaken to accelerate the development of our mechanical and electrical solutions business in Southeast Asia and the Middle East. Implementing our acquisition strategies may expose us to the following risks, among others, which could have adverse effects on our business, financial condition, operating results and future prospects:

•	unidentified or unforeseeable liabilities or risks may exist in the potential assets or business to be acquired;

•	failure to assimilate acquired business and personnel into our operations or failure to realize anticipated cost savings or other synergies from the acquisition;

•	incurring additional debts which could reduce our available funds for operations and other purposes as a result of increased debt repayment obligations;

•	inability to retain employees;

•	loss of customers; and

•	diverting efforts of management and other resources.
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
Our independent registered public accounting firm that issues the audit reports included in our annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. However, because we have substantial operations within the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, our auditor and its audit work are not currently inspected by the PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulation Commission, or the CSRC, and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. In June 2019, a bill entitled as “Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act” was introduced in the US Congress. Among others, the bill requires US stock exchanges to amend their rules to prohibit foreign issuers from listing shares in the US if their financial statements are audited by public accounting firms that the PCAOB is unable to inspect. The joint statement and the bill reflect a heightened interest in an issue that has vexed U.S. regulators in recent years. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work and practices of accounting firms in China with respect to their audit work of U.S. reporting companies.

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
If our auditor is sanctioned or otherwise penalized by the PCAOB or the SEC as a result of failure to comply with inspection or investigation requirements, our financial statements could be determined to be not in compliance with the requirements of the U.S. Exchange Act or other laws or rules in the United States, which could ultimately result in our ordinary shares being delisted.
Ernst & Young Hua Ming LLP, our auditor, is required under U.S. law to undergo regular inspections by the PCAOB. However, without approval from the Chinese government authorities, the PCAOB is currently unable to conduct inspections of the audit work and practices of PCAOB-registered audit firms within the PRC on a basis comparable to other
non-U.S.
jurisdictions. Since we have substantial operations in the PRC, our auditor and its audit work are currently not fully inspected by the PCAOB.
Inspections of other auditors conducted by the PCAOB outside of China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections.
The SEC previously instituted proceedings against mainland Chinese affiliates of the “big four” accounting firms, including the affiliate of our auditor, for failing to produce audit work papers under Section 106 of the Sarbanes-Oxley Act because of restrictions under PRC law. Each of the “big four” accounting firms in mainland China agreed to a censure and to pay a fine to the SEC to settle the dispute and stay the proceedings for four years, until the proceedings were deemed dismissed with prejudice on February 6, 2019. It remains unclear whether the SEC will commence a new administrative proceeding against the four mainland China-based accounting firms. Any such new proceedings or similar action against our audit firm for failure to provide access to audit work papers could result in the imposition of penalties, such as suspension of our auditor’s ability to practice before the SEC. If our independent registered public accounting firm, or its affiliate, was denied, even temporarily, the ability to practice before the SEC, and it was determined that our financial statements or audit reports were not in compliance with the requirements of the U.S. Exchange Act, we could be at risk of delisting or become subject to other penalties that would adversely affect our ability to remain listed on the Nasdaq.

In recent years, U.S. regulators have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of increased regulatory focus in the U.S. on access to audit information, on May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act, or the HFCA Act, which includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a
non-U.S.
authority in the auditor’s local jurisdiction. If the HFCA Act or any similar legislation were enacted into law, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our ordinary shares being delisted. Delisting of our ordinary shares would force our U.S.-based shareholders to sell their shares. The market prices of our ordinary shares could be adversely affected as a result of anticipated negative impacts of the HFCA Act upon, as well as negative investor sentiment towards, China-based companies listed in the United States, regardless of whether the HFCA Act is enacted and regardless of our actual operating performance.
Furthermore, on June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets (“PWG”) to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and departments with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. On August 6, 2020, PWG released its Report on Protecting United States Investors from Significant Risks from Chinese Companies (“PWG Report”). The PWG Report includes five recommendations for the Securities and Exchange Commission. In particular, to address companies from jurisdictions, such as China, that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, the PWG recommends enhanced listing standards on U.S. exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in these countries may satisfy this requirement by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The PWG Report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies. The recommendations are to include actions that could be taken under current laws and rules as well as possible new rulemaking recommendations. Any resulting actions, proceedings or new rules could adversely affect the listing and compliance status of China-based issuers listed in the United States, such as our company, and may have a material and adverse impact on the trading prices of the securities of such issuers, including our ordinary shares, and substantially reduce or effectively terminate the trading of our ordinary shares in the United States.
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
Dispute in connection with the ownership of Ace Lead Profits Limited (“Ace Lead”) may adversely impact us.
We were made aware of a shareholders dispute regarding ownership of one of the principal shareholders. In August 2016, Mr. Changli Wang, the then sole shareholder of Ace Lead, one of our record shareholders, transferred his single share in Ace Lead to Mr. Baiqing Shao for a nominal consideration. As of the date hereof, Ace Lead owns 4,144,223 ordinary shares of our company, representing 6.9% of the outstanding shares of our company. We were recently notified that Mr. Wang indicated that, as Mr. Shao had stepped down as the chairman and chief executive officer of our company since July 2020, he should no longer be entitled to any share in Ace Lead and he should immediately transfer the share in Ace Lead to one or more persons designated by Mr. Wang. As of the date of this annual report, Mr. Shao has not transferred the share in ACE Lead to any designees of Mr. Wang. We cannot predict the outcome of the dispute. If Mr. Shao refuses to transfer the share in ACE Lead to a person designated by Mr. Wang, the dispute could escalate and litigation may ensue between Mr. Shao and Mr. Wang, and our company may become involved. Any escalation of this dispute, including potential litigation, may cause us to incur significant time, resources and cost if we were to become involved.

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
our management has concluded that our internal control over financial reporting was effective as of June 30, 2020, and our independent registered public accounting firm has issued an attestation report regarding the effectiveness of our internal control over financial reporting as of June 30, 2020. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ordinary shares. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with these and other requirements of the U.S. securities laws.
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
An Outbreak of Disease or Similar Public Health Threat, or Fear of Such an Event, Could Have a Material Adverse Impact on the Company’s Business, Operating Results and Financial Condition.
These types of events could disrupt business and otherwise materially adversely affect business and financial condition. With operations in China and other countries worldwide, we are subject to numerous risks outside of our control, including risks arising from natural disasters, such as fires, earthquakes, hurricanes, floods, tornadoes, unusual weather conditions, pandemic outbreaks and other global health emergencies, terrorist acts or disruptive global political events, or similar disruptions that could materially adversely affect business and financial performance.
Any public health emergencies, including a real or potential global pandemic such as those caused by the avian flu, SARS, Ebola, coronavirus, or even a particularly virulent flu, could decrease demand for the Company’s products and services. The recent outbreak of
COVID-19,
which has been declared by the World Health Organization to be a “pandemic”, has spread to many countries and is impacting worldwide economic activity. A public health epidemic, including
COVID-19,
poses the risk that we or our employees, suppliers, consumers, and other business partners may be prevented from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities. Given the interconnectivity of global supply chain and global economy, and the possible rate of future global transmission, the impact of
COVID-19
may extend beyond the areas which are currently known to be impacted. While we have seen gradual recovery of our overall business as well as the supply chain, customer bidding, project execution and cash collection resulting from improving health statistics in China since March 2020, it is still not possible at this time to estimate the impact of
COVID-19
for our oversea business due to the continued spread of
COVID-19
in south east Asia and south Asia. The measures taken by the governments of countries affected could disrupt the demand from our customers, our sales efforts, the delivery of our products and services, reduce our customers’ ability to pay and adversely impact our oversea business, financial condition and results, or results of operations.
Our business is subject to risks associated with political, economic, financial or other conditions or developments in various jurisdictions, including the United States.

We sell our products to various overseas jurisdictions. Our activities may be impacted by any increase in the use of export control restrictions and sanctions to target certain countries and companies, any expansion of the extraterritorial jurisdiction of export control laws, or complete or partial ban on technology products sales to certain companies could impact not only our ability to continue supplying products to certain customers or source products from certain suppliers. While we take precautions to prevent our products or services to be provided or sourced in violation of these laws, we cannot guarantee that the precautions we take will always be effective to ensure continued compliance with these laws and regulations, including if purchasers of our products bring our products and services into sanctioned countries without our knowledge, or there is a further tightening of export control measures on our customers or supplies. For example, any violations of sanctions or export control laws in the United States can result in significant fines or penalties, including criminal penalties for willful conduct. Risks of cross-border sales, including those related export and import control, economic sanctions and international trade, could negatively affect our business and financial status and therefore the market value of your investment.
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
In 2018, the U.S. government imposed new or higher tariffs on specified products imported from China to penalize China for what it characterizes as unfair trade practices, and threatened to impose additional tariffs on Chinese imports. The Chinese government responded by imposing, and proposing to impose additional, new or higher tariffs on specified products imported from the United States. On September 17, 2018, U.S. President Donald Trump announced that the tariff rate of 10% on a wide range of Chinese imports would increase to 25% on January 1, 2019. China responded with either 5% or 10% tariffs on $60 billion of US goods, effective on September 24, 2019. After that, two countries had multiple rounds of talks but failed to reach a final agreement. On August 1, 2019, President Trump announced that US will impose 10% tariffs on another $300 billion of Chinese goods starting September 1, 2019. Moreover, on August 5, 2019, the U.S. Department of Treasury officially declared China as a currency manipulator. On August 23, 2019: Chinese Ministry of Finance announced new rounds of retaliative tariffs on $75 billion worth of U.S. goods, effective September 1, 2019. Under the phase one trade deal agreed with the US by the end of 2019, China released additional exemptions from tariffs and agreed to purchase at least an additional $200 billion worth of U.S. goods and services by the end of 2021. It is uncertain whether there will be any further material changes to both countries’ tariff policies. Any further actions to increase existing tariffs or impose additional tariffs could result in an escalation of the trade conflict, which would have an adverse effect on the global economy.
Specifically, the current and future actions or escalations by either the United States or China that affect trade relations may cause or contribute to further slowdowns in Chinese economic growth, the depreciation of the RMB and global economic turmoil, which has the potential to adversely impact our supply chain for our products and potentially have a material adverse effect on our business and results of operations, and we cannot provide any assurance as to whether such actions will occur or the form that they may take.
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
On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, or the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration for Industry and Commerce (now known as State Administration for Market Regulation), the China Securities Regulatory Commission, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the
 Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors
, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009 by the MOFCOM. The M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise, if  (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. In addition, in 2011, the General Office of the State Council promulgated a
 Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors
, also known as
 Circular 6
, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, MOFCOM promulgated the
 Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors
, effective 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns.
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

Pursuant to the
 Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles promulgated by the SAFE, on July 4, 2014, or SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed
companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC
citizens residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted restricted shares or share options, by us may follow the
 Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company
, or SAFE Circular 7, issued by SAFE in February 2012, to apply for the foreign exchange registration. According to the SAFE Circular 7, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC
citizens residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, are required to register with SAFE through a domestic qualified agent, which may be a PRC subsidiary of the overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under the relevant equity incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises’ ability to distribute dividends to us. We also face regulatory uncertainties under PRC law that could restrict our ability or the ability of our overseas listed subsidiaries to adopt additional equity incentive plans for our directors and employees who are PRC citizens or who are non-PRC
residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions.
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
The PRC’s
 Labor Contract Law
 contains specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the
 Labor Contract Law
, an employer is obliged to sign an unfixed-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unfixed term, with certain exceptions. The employer must pay economic compensation to an employee where a labor contract is terminated or expires in accordance with the
 Labor Contract Law
, except for certain situations which are specifically regulated. In addition, the government has issued various labor-related regulations to further protect the rights of employees. According to such laws and regulations, employees are entitled to annual leave ranging from five to 15 days and are able to be compensated for any untaken annual leave days in the amount of three times their daily salary, subject to certain exceptions. In the event that we decide to change our employment or labor practices, the
 Labor Contract Law
 and its implementation rules may limit our ability to effect those changes in a manner that we believe to be cost-effective. In addition, as the interpretation and implementation of these new regulations are still evolving, our employment practices may not be at all times deemed in compliance with the new regulations. We could be subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, as a result of which our business and financial conditions may be adversely affected.
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
Under
 the Enterprise Income Tax Law
 and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The State Administration of Taxation, or the SAT, issued the
 Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies
, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management bodies” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the
 Enterprise Income Tax Law
. On July 27, 2011, the SAT issued
 Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial)
, or Bulletin 45, which became effective on September 1, 2011, amended on April 14, 2015 and partially replaced by
 Announcement of State Administration of Taxation on Matters Relating to Chinese Tax Resident Identity Certificates
 which to become effective on October 1, 2016, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarifies certain issues related to determining PRC resident enterprise status and post-determination administration. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the competent tax authorities from an offshore incorporated PRC resident enterprise, the payer should not withhold tax when paying
PRC-sourced
dividends, interest and royalties to the offshore incorporated PRC resident enterprise. On January 29, 2014, the SAT further issued
 Announcement on Determination of Resident Enterprises under De Facto Management Body Standard
, or Bulletin 9, which delegates the determination of the status of offshore incorporated PRC resident enterprise to the provincial-level tax authorities. Bulletin 9 is applicable to the enterprise income tax filings for 2013 and onwards. Although Circular 82 applies only to offshore enterprises controlled by PRC enterprises or PRC corporate groups and not those controlled by PRC individuals or non-PRC
persons, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals or foreign enterprises. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management bodies”.

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
Non-PRC
Resident Enterprises
, or Bulletin 7, which replaced or supplemented certain previous rules under the
 Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by
Non-PRC
Resident Enterprises
, or Circular 698, issued by the State Administration of Taxation, on December 10, 2009. Pursuant to Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC
resident enterprises may be
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
We benefit from tax incentives and receive government grants. As of the date of this annual report, Beijing Hollysys and Hangzhou Hollysys are recognized as high and new technology enterprises, or the HNTE(s), by the PRC government, which entitle each of them to a reduced income tax rate of 15% (compared to the statutory income tax rate of 25%). The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in the PRC. In order to maintain such qualifications and the preferential tax rates, these subsidiaries must submit a review application to relevant agencies. The HNTE qualification of these subsidiaries will expire in 2020, as the case may be. We are in the process of applying for the renewal of such preferential tax treatments before expiration. However, we cannot assure you that any of our subsidiaries that currently qualify as HNTEs will continue to qualify for such status in the future. If those subsidiaries fail to maintain their HNTE qualifications or renew these qualifications when the relevant term expires, their applicable income tax rates would increase to 25%, which could have a material adverse effect on our financial condition and results of operations. Moreover, the PRC government could eliminate any of these preferential tax treatments before their scheduled expiration.
In addition, we received VAT refunds and government subsidies of approximately $27.8 million in the fiscal year ended June 30, 2020. The state tax bureaus in China provide refunds out of the value added tax, which we refer to as VAT, they collect in order to encourage the research and development efforts made by certain qualified enterprises. The local governments in China also provide financial subsidies to encourage research and development efforts made by certain qualified enterprises. Some of our PRC subsidiaries have received such refunds and subsidies. The amounts of and conditions attached to these grants were determined at the sole discretion of the relevant governmental authorities. We cannot assure you that we will be eligible to continue to receive these government grants or that the amount of any such grants will not be reduced in the future, and even if we continue to be eligible to receive these grants, we cannot guarantee that any conditions attached to the grants will be as favorable to us as they have historically been.
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
The market price of our ordinary shares has been volatile, and this volatility may continue. From January 1, 2019 through August 31, 2020 the closing price of our ordinary shares on the NASDAQ Global Select Market has ranged from a high of $23.25 to a low of $9.83. Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly. These factors include, among others:

•	our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;

•	changes in financial estimates by us or by any securities analysts who might cover our share;

•	speculation about our business in the press or the investment community;

•	significant developments relating to our relationships with our customers or suppliers;

•	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in our industry;

•	customer demand for our services and products;

•	investor perceptions of our industry in general and our company in particular;

•	the operating and share performance of comparable companies;

•	general economic conditions and trends;

•	major catastrophic events;

•	announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;

•	changes in accounting standards, policies, guidance, interpretation or principles;

•	loss of external funding sources;

•	sales of our ordinary shares, including sales by our directors, officers or significant shareholders;

•	additions or departures of key personnel; and

•	investor perception of litigation, investigation or other legal proceedings involving us or certain of our individual shareholders or their family members.

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
As a foreign private issuer, we are permitted to rely on exemptions from certain NASDAQ corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our securities
.
We are exempted from certain corporate governance requirements of the Nasdaq Stock Market by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country, the BVI in lieu of certain corporate governance requirements of NASDAQ. As result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

•	have a majority of the board be independent (although all of the members of the audit committee must be independent under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act);

•	have a compensation committee and a nominating committee to be comprised solely of “independent directors; and

•	hold an annual meeting of shareholders no later than one year after the end of the Company’s fiscal year-end.

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

The provisions in our Amended and Restated M&A and terms of our Rights Plan may discourage, delay or prevent a change of control of our company or changes in our management. As a result, our shareholders may be limited in their ability to obtain a premium for their shares.
Our Amended and Restated M&A authorizes our Board to issue up to 90,000,000 preferred shares without any further action by our shareholders, which could delay, discourage, prevent or make it more costly to acquire or effect a change-in-control. In addition, on August 27, 2010, our Board adopted a rights plan (the “Rights Plan”) that provides for the issuance of one right (a “Right”) for each of our outstanding ordinary shares. In September 2020, we adopted an amended and restated rights plan (the “Amended and Restated Rights Plan”) which amends and restates the Rights Plan in its entirety. The Amended and Restated Rights Plan extends the expiration date of the Rights Plan from September 27, 2020 to September 27, 2030, decreases the threshold of the triggering event from 20% to 15%, and includes certain modernizing changes to account for certain synthetic equity positions when determining the beneficial ownership of our shareholders. The Rights are designed to assure that all of our shareholders receive fair and equal treatment in the event of any proposed takeover and to guard against partial tender offers, open market accumulations, undisclosed voting arrangements and other abusive or coercive tactics to gain control of the Company or our Board without paying all shareholders a control premium. The Rights may cause substantial dilution to a person or group that acquires 15% or more of the aggregate total of outstanding ordinary shares on terms not approved by our Board.
The provisions in our Amended and Restated M&A and the terms of our Amended and Restated Rights Plan could prevent our shareholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our ordinary shares, even if you or our other shareholders believe that such actions are in the best interests of us and our shareholders. As a result, our shareholders may be limited in their ability to obtain a premium for their shares. The Amended and Restated Rights Plan, however, should not interfere with any offer approved by our Board. In addition, the Amended and Restated Rights Plan does not prevent our Board from considering any offer that it considers to be in the best interest of the shareholders.
We have granted employee stock options and other share-based awards in the past and are likely to continue to do so in the future. Our share-based compensation schemes may have an adverse effect on our results of operations and dilute the ownership interests of our shareholders.
We have granted share-based compensation awards, including share options, restricted shares and restricted share units, to various employees, key personnel and other non-employees to incentivize performance and align their interests with ours. As a result of these grants and potential future grants, we have incurred in and expect to continue to incur share-based compensation expenses in the future. For example, in the fiscal years ended June 30, 2018, 2019 and 2020, we recorded share-based compensation expenses of $
1.2
 million, $0.
2
 million and $0.
4
 million, respectively. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for share-based compensation awards and recognize expenses in our consolidated statements of comprehensive income in accordance with the relevant rules under U.S. GAAP. Our share-based compensation expense may increase in future periods, as we adopt new equity compensation plans to incentivize our employees and directors to grow our business. In addition, any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders
.
We may determine to cease paying dividends in the future.
Our Board decides if and when our Company will pay cash dividends. On August 11, 2016, our Board approved a regular cash dividend policy pursuant to which future cash dividends are expected to be paid to holders of the Company’s ordinary shares on an annual basis out of funds legally available for such purpose. While cash dividends have been paid in each of 2016, 2017, 2018 and 2019, the declaration and payment of future dividends will be at the discretion of our Board, and there can be no assurance that cash dividends will be paid in the future. Our future payment of dividends will depend upon many factors, including our financial conditions, earnings, capital requirements of its businesses, legal requirements, regulatory constraints, industry practice, and other factors that our Board deems relevant.

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
In addition, our directors do not have terms of office, and they hold office until such director’s resignation, removal from office, death or incapacity. In connection with the adoption of the Rights Plan in August 2010, we amended our memorandum and articles of association to provide that directors may only be removed by shareholders for cause. Under our Amended and Restated M&A, annual meetings of shareholders are no longer required. Since 2010, we have not held any shareholders meetings. We follow home country practice with respect to annual shareholders meetings and are not obligated to hold annual meetings of shareholders.

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
On November 24, 2015, we established CECL to explore the market in Qatar. CCPL has a 49% direct ownership of CECL and the remaining 51% equity interest is held by a nominee shareholder. Through a series of contractual arrangements, CCPL is entitled to appoint the majority of directors of CECL who have the power to direct the activities that significantly impact CECL’s economic performance. Further, CCPL is entitled to 95% of the variable returns from CECL’s operations. As a result, despite of its direct minority ownership of CECL, CCPL is considered the primary beneficiary of CECL.

In July 2016, Beijing Hollycon Medicine & Technology. Co., Ltd. (“Hollycon”), previously as one of our subsidiaries, issued new shares for an aggregate cash consideration of $30,943 to new investors. At the same time, we disposed 0.6% of our equity interest in Hollycon for cash consideration of $464. These two transactions resulted in dilution of our equity interests in Hollycon from 51% to 30%. According to the revised article of association, Hollycon was managed by a board of directors comprising of a total 5 members, of which, we can appoint two directors while the other three shareholders can appoint one director each. We can also appoint the chairman of the board. All major management and operation decision need be approved by the board and requires approval by at least 2/3 of board directors. Profits are allocated to shareholders based on the percentage of respective initial investment. We lost control over Hollycon upon the completion of the two transactions set out above, but maintained significant influence over Hollycon, and accounted for the investment in Hollycon under the equity method. Upon the deconsolidation date, we recorded the retained non-controlling
equity investee at fair value of $22,737 and recognized a gain of $14,514. The fair value of retained non-controlling
interest in Hollycon was measured using a discounted cash flow approach. Key estimates and assumptions include the amount and timing of future expected cash flows, terminal value growth rates, and discount rate.
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

B.    Business Overview
COVID-19
Update
Since the third quarter of fiscal year 2020, a novel strain of coronavirus
(COVID-19)
has spread rapidly globally. The pandemic has resulted in quarantines, travel restrictions and the temporary closure of stores and business facilities globally. Given the rapidly expanding nature of
COVID-19
pandemic, we believe there is a risk that our global business, results of operations, and financial condition will be adversely affected. Potential impact to our results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of
COVID-19
and the actions taken by government authorities and other entities to contain
COVID-19
or mitigate its impact, almost all of which are beyond our control.
The impacts of
COVID-19
on our business, financial condition, and results of operations include, but are not limited to, the following:

•
We have implemented necessary measures to ensure the health and safety of our employees and made appropriate adjustments to our business operations in response to the pandemic’s impact. Since late January 2020 and during the early period of the pandemic, we conducted regular monitoring of the health condition of our employees through online survey. In early February, we were implementing work-from-home scheme based on the development of pandemic containment. During such time, staff was selectively arranged for on-site
work in accordance with the healthcare guidance to undertake particular urgent projects covering R&D, production and engineering. Prior to the returning of our employees to normal on-site
work, comprehensive healthcare guidance was established in each of our bases in China to be strictly followed by, including mandated mask wearing, health QR code checking at the entrance, daily temperature measurement, and distancing policy for particular areas, etc. As of June 30, 2020, all of our employees in China have returned to their workplace.

•
During the last two quarters of fiscal year 2020, the pandemic has led to delay of project execution and contract bidding, while marketing events were also adversely affected due to restriction on on-site
communication. Such has negatively impacted our financial performance. For instance, our total revenue in fiscal year 2020 decreased by 11.7% to $503.3 million and our total amount of new contracts won in fiscal year 2020 decreased by 24.2% to $549.2 million.

•
While we have seen gradual recovery of our overall business resulting from improving health statistics in China since March 2020, the pandemic continued to have an adverse effect on our overseas business, especially in South East Asia and South Asia. In overseas workplace, we have implemented the policy requesting non-essential
employees to work remotely. As a result of the pandemic, tenders and projects have also been delayed. In addition, the pandemic is also one of the triggers for evaluating whether there is goodwill impairment of Bond Group and long-lived asset impairment.

Because of the uncertainty surrounding
COVID-19
outbreak, the business disruption and the related financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time. For more descriptions of the risks associated with
COVID-19,
see “Item 3. Key Information—D. Risk Factors— An Outbreak of Disease or Similar Public Health Threat, or Fear of Such an Event, Could Have a Material Adverse Impact on the Company’s Business, Operating Results and Financial Condition.”
Our Mission
Automation for better life.

Overview
We are a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging our proprietary technology and deep industry know-how,
we empower our customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. We derive our revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, we deliver the full spectrum of automation hardware, software, and services spanning field devices, control systems and enterprise manufacturing management. In rail transportation, we provide advanced signaling control and SCADA systems for high-speed rail and urban rail (including subways). Internationally, through the acquisitions of Concord Group and Bond Group in 2011 and 2013 respectively, we are expanding and deepening our ability to offer mechanical and electrical solutions in design, engineering, procurement, project management, construction and commissioning, and maintenance to a wide range of industries, such as manufacturing, banks, hospitals, airports, power plants, commercial centers, hotels, and infrastructure works.
Founded in 1993, with technical expertise and innovation, we have grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. As of June 30, 2020, we had cumulatively carried out more than 30,000 projects for approximately 17,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which we have established leading market positions. With our strong customer base and highly-reputable brand, we believe we are well positioned to capture opportunities from untapped growth potential in China and around the world.
Our Business Platform and Value Proposition
Our highly-scalable and adaptable business platform is based on three key complementary pillars:

•	Proprietary and core technologies

•	In-depth understanding of our clients’ industrial processes

•	Dedicated pursuit of customer satisfaction
Our suite of integrated solutions offers customers the following value propositions:

•	Compliant with international standards

•	Leading functionality and quality

•	Strong product safety and reliability

•	Highly flexible customization

•	Cost-effective solutions

•	Comprehensive service capability
Solutions, Products and Services
Industrial Automation
:
We are able to deliver the full spectrum of automation hardware, software, and services spanning field devices, control systems and enterprise manufacturing management. Historically, we focused our efforts on the area of DCS (Distributed Control System), which is a network of controllers, sensors, actuators and other devices that can be programmed to control outputs based on input conditions through logic calculations. In an automated production line, sensors or so-called
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
Meanwhile, the development of equipment and process level automation in China has gradually increased production digitalization, which has created opportunities for the development of digital factory. Compared with equipment and process automation, digital factory brings production and management into greater coordination. The realization of such change requires the integration and processing of data of different verticals covering equipment, production line, workshop and corporate administration level. We have put forth our digital factory initiative in the year 2018 and have successfully signed several contracts with our existing customers from power and chemical industry.
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

•
Solution implementation
–We install the recommended systems and provide essential services throughout the solution implementation process, to better meet our customers’ specific requirements. Key activities include project management, hardware procurement and production, software development, configuration and field installation and testing, and development of customized system and services management applications.

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
The major terms of an integrated solution contract include solution planning and design, system installation, customer acceptance, payment milestones and warranty. The process of fulfilling an integrated solutions contract consists of the following four stages:

•
Solution planning and design
- We provide customers with a customized plan for achieving the required solution by establishing a project group for each contract. The project group includes system engineers who propose and discuss and agree on the system design and implementation plan with the technical personnel of the customers
.

•
System manufacturing and installation
- Based on the design and implementation plan, and in accordance with the project schedule, we enter into the process of purchasing the necessary hardware, manufacturing components for the hardware, developing software platform, re-configuring
the software embedded in the hardware, and fabricating the integrated hardware into cabinets, on-site
installation and testing, and training customer’s personnel about how to use the automation and total solution.

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

•
Warranty period
- The integrated solutions contracts customarily provide our customers with a one to three years warranty (although sometimes the warranty period may be longer depending on the customer and the negotiations for the contract), which runs from the date of the final customer acceptance. The end of the warranty period represents fulfillment of the entire contract.

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
The size of an integrated solutions contract is determined by a customer’s needs in terms of the amount of equipment needed and the complexity of the integrated solution. The size of an integrated solutions contract drives the revenues generated by the contract. Because most contracts will require working periods longer than one year, the best way to measure the contract revenue realized is to use the percentage-of-completion
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
Markets
Industrial Automation Market
According to MIR DATABANK, an industry research group, the DCS market in China in calendar year 2019 was around RMB 8,740 million, recorded a YOY growth of 7.2%.
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
The drivers for industrial automation market in China are listed below.
Rising labor costs
. As labor costs in China rise while the cost of automation control systems decline due to domestic production and other factors, industrial automation solutions are expected to become more valuable, affordable and in-demand
by Chinese industrial firms.
Growth of end market
. As China’s economy evolves, multiple sectors are expanding, giving rise to the need for industrial automation solutions. Such sectors include nuclear power, waste incineration and biomass power, chemical and petrochemical, semiconductor and electronics, and healthcare.
Maintenance and replacement of existing industrial automation systems
. The massive scale of existing industrial automation, driven by strong growth in recent years, and the limited designed service life of automation equipment, generally 10 to 15 years, should create significant need for maintenance and replacement, which are expected to sustain long-term demand for industrial automation. Such sectors include thermal power, chemical and petrochemical, food and beverage, semiconductor and electronics, household appliances, and healthcare.

Industry-wide upgrade.
The transformation of entire industries by the emergence of data-driven smart manufacturing and IIoT is expected to generate a high volume of new deployment needs for industrial automation, which in turn, is expected to generate recurring needs for maintenance and upgrade.
Favorable policies
. The Chinese government is actively promoting environmental protection, energy conservation and industrial transformation and upgrade in to achieve a more sustainable course of development, which also gives rise to market opportunities for automation solution providers.
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
We are well-positioned to benefit from China’s nuclear power development. At present, China’s nuclear power sector is relatively underdeveloped, with the vast majority of power generated by coal-fired power plants. According to China Nuclear Energy Association, as of June 30, 2020, there were 47 nuclear reactors in operation in China.
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
According to the Middle and Long Term Railway Network Planning (2016 version) approved by National Development and Reform Commission (NDRC), high-speed rail operating mileage is expected to reach 38,000km by end of 2025 and to reach 45,000km in a longer term. According to the 2019 Rail Transportation Statistics Report issued by the Ministry of Transport of PRC, total high speed railway operating mileage reached 35,000km by the end of 2019, annual newly added operating mileage was 5474km. According to Frost & Sullivan, the high-speed rail control system market is expected to grow at 11.7% CAGR from 2018 to 2023 and reach RMB29.2 billion (US$4.4 billion), with maintenance and replacement accounting for a rapidly growing share of expenditures. As one of the three high-speed rail signaling products providers in the C2 category in China, and one of the three high-speed rail signaling products providers to the C3 segment, we believe that Hollysys is well positioned to benefit from this unprecedented, world leading high-speed railway build-out.

According to the 2019 Rail Transportation Statistics Report published by the Ministry of Transport of PRC, operating mileage of urban rail transit in China reached 6,172km by end of 2019, indicating an annual increase of 877km. According to Frost & Sullivan, total operating mileage of urban rail transit in China is expected to reach 9,276 km in 2023, representing a CAGR of 10.7% from 2019 to 2023.
The drivers for rail automation market in China are the followings.
Urbanization
. Rapid urbanization and regional economic integration in China are expected to continue to drive new construction of high-speed rail and urban rail transit. In addition, the demand for more efficient operation of high-speed rail and urban rail transit systems is expected to also generate demand for rail automation in China.
Renewal and upgrade
. The massive scale of high-speed rail and urban rail transit networks is creating a growing need for renewal, replacement and upgrade of rail automation equipment, as high-speed rail signaling control systems have designed service lives of 10 to 15 years and urban rail signaling systems have designed service lives of 15 years.
Favorable policies
. Ambitious PRC government policies such as the Eight Horizontal and Eight Vertical High-speed Railway Corridors Project, Belt and Road Initiatives, and High-speed Railway Diplomacy is expected to sustain growth in the rail automation market.
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
The outbreak of
COVID-19
has impacted on construction and transportation sector in the Southeast Asia and the Middle East market. With projects being delayed and supply chain being impacted, our target market is expecting a slow recovery in the post-COVID-19
era.

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
We believe that our key competitive advantages edge are the following:

•	Market leadership with strong reputation .
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
Our solid leadership position rests not only on market share, but also on our continued innovation and breakthroughs in the industry in China. We were the first to achieve the following feats in China’s automation market, according to Frost & Sullivan:

•	1st domestic DCS with practical application (1993);

•	1st domestic nuclear power station computing system to enter operation (1997);

•	1st domestic railway transportation SCADA (2002);

•	1st proprietary domestic large-scale PLC system (2007);

•	1st passenger line with CTCS-2 Train Control System (2008);

•	1st GW Nuclear Power Station Digital Instrumentation Control System (2011);

•	1st to introduce CTCS-3 category high-speed rail control system in an overseas market (2012);

•	1st domestic SIS (2012); and

•	1st and only Chinese company to provide DEH control system for gigawatt power plant (as of 2018).

As evidence of our strong reputation, we have been actively involved in setting industrial standards, and have received numerous awards and industry recognitions. Notably, we have:

•
Led or participated in the formulation of national standards including industrial enterprise information integration system standards, urban rail transit integrated supervision and control system design specifications, industrial-process measurement, and reference model for control and automation production facility (digital factory).

•
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

•
Received product and service quality awards from Hong Kong’s Mass Transit Railway (MTR) for five consecutive years, including the Gold Quality Award in 2016, the highest honor given by MTR in respect to project quality management.

•	Proven credentials with high barriers to entry .
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
Among the over 30,000 projects completed since our founding days, we have steadily climbed the ranks and undertaken some of the most sophisticated and challenging projects for increasingly demanding customers in China. Our integrated and balanced teams including R&D staff, engineers and project management have accumulated invaluable relevant experience and in-depth
industry knowledge of our customers’ industry verticals. These valuable credentials were built through decades of dedication and commitment and are critical in enabling us to win bids.
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
25-year
history, and potential customers come to us because of our reputation for safety and reliability.

•	Integrated, customized solutions leading to high customer satisfaction and stickiness.
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

•	Strong technology, engineering and R&D capabilities .
Technology is at the core of our competencies, and rooted in our engineering background and innovative culture. Among other automation control systems, we have successfully developed our own proprietary DCS, PLC, high-speed rail and urban rail signaling and certified SIS systems. We are also proactively embracing the era of IIoT and have attained achieved an early leading position in this area, as evidenced by our capacity to provide smart manufacturing solutions, and our recent awards from the 2019 Industrial Internet Summit including Excellent Data Collection and Edge Computing Technology Provider, Excellent Industrial PaaS Provider and Excellent Industrial SaaS Provider. As of June 30, 2020, we held 249 software copyrights, 159 authorized patents, 166 pending patent applications and 45 registered trademarks.
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
We have in place a full suite of infrastructure that gives rise to strong R&D capabilities, including research facilities and labs in Beijing, Hangzhou, Xi’an and Singapore. We also collaborate with Academecians from the Chinese Academy of Engineering on R&D endeavors in relevant areas including automation, digitalization, smart manufacturing and industrial information security. We adopt a market-driven approach, in which we strategically focus our R&D on the parts of the value chain that we excel at and our future targeted markets, while we continuously upgrade our technology from project experience. We have spent approximately 6 – 8% of our revenues on research and development each year.

•	Visionary and professional board and management team .
Our directors and management have on average over 20 years of professional experience. They bring together complementary expertise and insights from technology, finance, academia and capital markets. Their strategic vision and successful execution of our strategy have enabled us to achieve operational excellence and various breakthroughs in our business.

Strategy
We intend to achieve our mission through the successful execution of the key elements of our development strategy, which include:

•	Strengthening market leadership and expanding market shares
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
know-how
and our track record in these industry verticals.

•	Further expanding our comprehensive automation solutions matrix
We also seek to enhance our capabilities in the early stages of project cycles, such as project design and planning, and in the later stages such as after-sales maintenance and product upgrade, so as to cover the whole life cycle for automation control projects. In August 2019, we completed an acquisition of a small-size
pharmaceutical engineering design company.
Along the value chain of automation control systems solutions, we aim to extend our own-brand
components to field devices on the one end, and enhance our cloud services and big data analytics on the other.

•	Continuing to optimize our operations and enhance profitability
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

•	Investing in research and development, and our talent
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

•	Exploring international business opportunities and expanding overseas presence strategically.
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
On February 13, 2015, SAFE promulgated the
 Circular on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment
, effective from June 1, 2015, which cancels the requirement for obtaining approvals of foreign exchange registration of foreign direct investment and overseas direct investment from SAFE. The application for the registration of foreign exchange for the purpose of foreign direct investment and overseas direct investment may be filed with qualified banks, which, under the supervision of SAFE, may review the application and process the registration.
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
Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents
SAFE issued
 the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles
, or SAFE Circular 37, which became effective in July 2014, to replace the
 Circular of the State Administration of Foreign Exchange on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Roundtrip Investments by Domestic Residents through Offshore Special Purpose Vehicles
, to regulate foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. SAFE Circular 37 defines a SPV as an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” is defined as direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 stipulates that, prior to making contributions into an SPV, PRC residents or entities be required to complete foreign exchange registration with SAFE or its local branch. In addition, SAFE promulgated the
 Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015
, which amended SAFE Circular 37 and became effective on June 1, 2015, requiring PRC residents or entities to register with qualified banks rather than SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

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
Regulations on Stock Incentive Plans
SAFE promulgated the
 Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company
, or the Stock Incentive Plan Notice, in February 2012, replacing the previous rules issued by SAFE in March 2007. Pursuant to the Stock Incentive Plan Notice and other relevant rules and regulations, PRC residents participating in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and follow certain other procedures. Participants of a stock incentive plan who are PRC residents must conduct the SAFE registration and other procedures with respect to the stock incentive plan through a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution appointed by the PRC subsidiary. In addition, the PRC agent is required to update the relevant SAFE registration should there be any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee stock options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee stock options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents prior to distribution to such PRC residents.
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
As of June 30, 2020, we employed over 520 direct sales personnel through our subsidiaries in mainland China, Southeast Asia, the Middle East, Hong Kong and Macau.
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
Bond M & E Sdn Bhd (50.9%) (Malaysia ) (ii)
Bond M & E Pte Ltd (100%) (Singapore)
Bond M & E (KL) Sdn Bhd (100%) (Malaysia )
Clear Mind Limited (100%) (British Virgin Islands)
(1%)
Hollysys Automation India Private Limited (1%)(99%) (India)
Concord M Design and Engineering Company Limited (100%) (Macau)
Concord Electrical Contracting Ltd. (49%) (Qatar) (i)
Concord Corporation Pte. Ltd., Dubai branch. (100%) (Dubai)
Offshore Companies
World Hope Enterprises Limited (100%) (Hong Kong)
40%
PT Hollysys Automation Indonesia (1%)(99%) (Indonesia)
Concord Electrical Sdn. Bhd. (100%) (Malaysia)
Chinese Companies
Beijing Helitong Science & Technology Exploration Co., Ltd. (100%) (China)
Hollysys Group Co Ltd. (100%) (China)
Shandong Lukang Pharmaceutical Engineering Design Co., Ltd. (70%) (China)
HollySys Smart Energy Technology (Beijing) Co., Ltd. (80%) (China)
Hollysys (Beijing) Investment Co.,Ltd. (100%) (China)
Beijing Hollysys Electronics Technology Co., Ltd. (100%) (China)
Xi' an Hollysys Co., Ltd. (100%) (China)
60%
10%
Beijing Hollysys Co., Ltd. (100%) (China)
60%
Beijing HollySys Technology Co., Ltd. (100%) (China)
Hangzhou Hollysys Automation Co., Ltd. (40%) (60%) (China)
10%
51%
Cixi HollySys Precision Technology Co., Ltd. (60%)(10%)(10%) (China)
Beijing Industrial Software Co., Ltd (100%) (China)
Hangzhou Hollysys System Engineering Co., Ltd (100%) (China)
Xuzhou HollySys Valve Technology Co., Ltd. (51%) (China)

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

(iii)
In August 2018, the Company agreed and transferred 100% of their equity interest in Hollysys Intelligent, a wholly owned subsidiary, to Ningbo Hollysys” in exchange for a 40% equity interest in Ningbo Hollysys. Upon the transfer of the equity interest, the Company lost control of Hollysys Intelligent and therefore, deconsolidated the subsidiary.

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
Order backlog of contracts presents the amount of unrealized revenue to be earned from the contracts that we have won. The following table sets forth the information regarding contracts we won during the last three fiscal years and the backlog at the dates indicated:

	Years Ended June 30,
	2018	2019	2020
Number of new contracts won during the year	3,277	4,637	4,784
Total amount of new contracts (million)	$634.0	$724.9	$549.2
Average price per contract	$193,470	$156,330	$114,790

	Years Ended June 30,
	2018	2019	2020
Backlog Situation:
Contracts newly entered and unfinished (million)	$321.6	$348.3	$262.3
Contracts entered in prior years and unfinished (million)	$247.4	$245.9	$309.5
Total amount of backlog (million)	$569.0	$594.2	$571.8
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

•
The COVID-19 pandemic has adversely impacted our business since the third quarter of fiscal year 2020. Among other things, the product manufacturing, logistics and fulfillment of us and certain third-party merchants and brands that cooperated with us were adversely affected due to various travel restrictions and quarantine measures imposed in the countries in which we operate
. We have implemented preventative measures to protect the health and safety of our employees and made appropriate adjustments to our business operations in response to the pandemic’s impact. We have seen gradual recovery of our overall business resulting from improving health statistics in China since March 2020, however, the pandemic continued to have an adverse effect on our overseas business, especially in South East Asia and South Asia. We anticipate the negative impact of the pandemic may continue on our overseas business. The duration and magnitude of the impact from the pandemic on our business will depend on numerous evolving factors that cannot be accurately predicted or assessed. For additional details on the impact of the COVID-19 outbreak, see “Item 3. Key Information—D. Risk Factors— An Outbreak of Disease or Similar Public Health Threat, or Fear of Such an Event, Could Have a Material Adverse Impact on the Company’s Business, Operating Results and Financial Condition.”

Critical Accounting Policies
Numbers in this
Critical Accounting Policies
section are expressed in USD thousands, except as specifically noted.
Revenue recognition
Integrated solutions contracts
Revenues generated from designing, building, and delivering customized integrated industrial automation systems are recognized over time as customer simultaneously receives and consumes the benefits provided by the Company’s performance as it occurs or because the customers control the related asset as it is created or enhanced. The contracts for designing, building, and delivering customized integrated industrial automation systems are legally enforceable and binding agreements between the Company and customers. The duration of contracts depends on the contract size and ranges from six months to five years excluding the warranty period. The majority of the contract duration is longer than one year.
Revenue generated from mechanical and electrical solution contracts for the construction or renovation of buildings, rail or infrastructure facilities are also recognized over time as customer simultaneously receives and consumes the benefits provided by the Company’s performance as it occurs or because the customers control the related asset as it is created or enhanced. The contracts for mechanical and electrical solution are legally enforceable and binding agreements between the Company and customers. The duration of contracts depends on the contract size and the complexity of the construction work and ranges from six months to three years excluding the warranty period. The majority of the contract duration is longer than one year.

In accordance with ASC Topic 606,
Revenue from Contract with Customers
(“ASC 606”), recognition is based on an estimate of the income earned to date, less income recognized in earlier periods. Extent of progress toward completion is measured using the cost-to-cost
method where the progress (the percentage complete) is determined by dividing costs incurred to date by the total amount of costs expected to be incurred for the integrated solutions contracts. The Company’s estimates of total costs expected to be incurred for an integrated solutions contract include assumptions regarding the Company’s future effort or input such as direct costs of equipment and materials and direct labor costs. Significant estimation uncertainty exists due to the long construction periods and sensitivity of these assumptions to extent of progress towards completion and estimated total costs of integrated solutions contracts, as both impact revenue and gross profit realization. The significant assumptions are forward-looking and could be affected by future economic and market conditions and changes in the level of efforts and costs required to complete the integrated solutions contracts. The total costs incurred may not always be proportionate to the entity’s progress in satisfying their performance obligations. Changes in the estimated total costs affects the revenue recognized in the current period and in future periods. Provisions, if any, are made in the period when anticipated losses become evident on uncompleted contracts.
The Company reviews and updates the estimated total costs of the contracts at least annually. Revisions to contract revenue and estimated total costs of the contracts are made in the period in which the facts and circumstances that cause the revision become known and are accounted for as changes in estimates. Unapproved change orders are considered claims. Claims are recognized only when it has been awarded by customers. Excluding the impact of change orders, if the estimated total costs of integrated solutions contracts, which were revised during the years ended June 30, 2018, 2019 and 2020, had been used as a basis of recognition of integrated solutions contracts revenue since the contract commencement, net income for the years ended June 30, 2018, 2019 and 2020 would have been decreased by $10,466, $14,019, and $14,181, respectively; basic net income per share for years ended June 30, 2018, 2019 and 2020 would have been decreased by $0.17, $0.23, and $0.23, respectively; and diluted net income per share for the years ended June 30, 2018, 2019 and 2020, would have decreased by $0.17, $0.23, and $0.23, respectively. Revisions to the estimated total costs for the years ended June 30, 2018, 2019 and 2020 were made in the ordinary course of business.
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
Product sales
The Company’s products mainly include hardware and software. Revenue generated from sales of products is recognized when control of promised goods is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods. Revenues are presented net of value-added tax collected on behalf of the government.

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
Excluding the impact of change orders, if the estimated total costs of service contracts, which were revised during the year ended June 30, 2020, had been used as a basis of recognition of service contract revenue since the contract commencement, net income for the year ended June 30, 2019 and 2020 would have been decreased by $2,641 and $4,603; respectively, basic net income per share for year ended June 30, 2019 and 2020 would have been decreased by $0.04 and $0.08, respectively; and diluted net income per share for the year ended June 30, 2019 and 2020, would have decreased by $0.04 and $0.08, respectively. Revisions to the estimated total costs for the year ended June 30, 2020 were made in the ordinary course of business.
Contract assets
Contract assets include amounts that represent the rights to receive payment for goods or services that have been transferred to the customer, with the rights conditional upon something other than the passage of time. Accordingly, the Company include the following in the contract assets: (i) unbilled amounts resulting from revenue recognized exceeding amounts billed to customers for integrated solutions contracts and maintenance service contracts using the cost-to-cost
method, which are recorded in the balance sheet as costs and estimated earnings in excess of billing; and (ii) accounts receivable retention amounts which were held by customers from Concord and Bond Groups upon the issuance of the final completion certificate and completion of the defects liability period.

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

Goodwill
Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. The Company assesses goodwill for impairment in accordance with ASC subtopic
350-20,
Intangibles – Goodwill and Other (“ASC
350-20”),
which requires that goodwill is not amortized but to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC
350-20.
The Company’s goodwill outstanding at June 30, 2020 was related to the acquisitions of Beijing Hollysys Industrial Software Company Ltd (“Hollysys Industrial Software”) and Shandong Lukang.
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
The Company elected to assess goodwill for impairment using the two-step
process for Concord Group for the years ended June 30, 2018 and 2019, with the assistance of a third-party appraiser. The judgment in estimating the fair value of Concord Group includes forecasts of the amount and timing of expected future cash flows, which are based on management’s best estimates of forecasted revenue, gross profit, operating expenses, future capital expenditures and working capital levels, as well as the discount rate, which is determined using the Weighted Average Cost of Capital and Capital Asset Pricing Model approach and the selection of comparable companies operating in similar businesses. The carrying amount of Concord Group exceeded its fair value as of June 30, 2019, and a goodwill impairment charge of $11,623 was recorded in the consolidated statement of comprehensive income for the year ended June 30, 2019 based on results of the second step of the goodwill impairment test.
Due to downward revision of forecasted future profits, the Company determined it was more likely than not that an impairment existed within the Bond Group reporting unit and performed a quantitative goodwill impairment test as of June 30, 2020. The Company performed the two-step
quantitative goodwill impairment test with the assistance of an independent third-party appraiser and estimated the fair value of the reporting unit using a discounted cash flow approach.

Significant management judgment and estimation are involved in forecasting the amount and timing of expected future cash flows and the underlying assumptions used in the discounted cash flow approach to determine the fair value of the Bond Group reporting unit. In particular, the fair value estimate is sensitive to significant assumptions, such as forecasted revenue growth rates, gross profit margins and discount rates, which is determined using the Weighted Average Cost of Capital and Capital Asset Pricing Model and the selection of comparable companies operating in similar businesses. These significant assumptions are forward looking and could be materially affected by future market or global economic conditions. As a result, the Company recorded a full impairment charge of US$35,767 attributable to its Bond Group reporting unit.
There are uncertainties surrounding the amount and timing of future expected cash flows as they may be impacted by negative events such as uncertainty of the impact of COVID 19 pandemic, a slowdown in the mechanical and electrical engineering sector, deteriorating economic conditions in the geographical areas Bond Group operates in, increasing competitive pressures and fewer than expected mechanical and electrical solution contracts awarded to Bond Group. These events can negatively impact demand for Bond Group’s services and result in actual future cash flows being less than forecasted or delays in the timing of when those cash flows are expected to be realized. Further, the timing of when actual future cash flows are received could differ from the Company’s estimates, which do not factor in unexpected delays in project commencement or execution.
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
(“ASC 740”)
,
which clarifies the accounting and disclosure for uncertainty in income taxes. Interests and penalties arising from underpayment of income taxes shall be computed in accordance with the related tax laws.
Recent accounting pronouncements

Standards Effective in Future Years
In June 2016, the FASB issued ASU
No. 2016-13,
Measurement of Credit Losses on Financial Instruments
. The guidance requires to present assets held at amortized cost and available for sale debt securities net of the amount expected to be collected. The guidance requires the measurement of expected credit losses to be based on relevant information from past events, including historical experiences, current conditions and reasonable and supportable forecasts that affect collectability. The guidance will be effective for fiscal years and interim periods beginning after December 15, 2019 and early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Different components of the guidance require modified retrospective or prospective adoption. In November 2018, the FASB issued ASU
No. 2018-19,
Codification Improvements to Topic 326, Financial Instruments—Credit Losses
, which clarifies that receivables arising from operating leases should be accounted for in accordance with ASC 842,
Leases
(“ASC 842”) instead of ASC Subtopic
326-20.
Based on financial instruments currently held by the Company, the adoption of ASU
2016-13
will primarily impact accounts receivable, costs and estimated earnings in excess of billings, accounts receivable retention, amount due from related parties and other receivables. The Company is currently evaluating this guidance and the impact on its consolidated financial statements. The Company expects to recognize credit losses earlier and in higher amounts for its accounts receivables, costs and estimated earnings in excess of billing and accounts receivable retention after adopting ASU 2016-13.
In January 2017, the FASB issued ASU
No. 2017-04
(“ASU
2017-04”),
Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment
. ASU
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
In August 2018, the FASB issued ASU
No. 2018-13
, Fair Value Measurement (Topic 820), Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement
. The guidance modifies and enhances the disclosure requirements for fair value measurements. This update is effective in fiscal years, including interim periods, beginning after December 15, 2019, and early adoption is permitted. The Company is currently evaluating this guidance and the impact on its consolidated financial statements.
In December 2019, the FASB issued ASU
2019-12,
“Simplifying the Accounting for Income Taxes,”
as part of its Simplification Initiative to reduce the cost and complexity in accounting for income taxes. This standard removes certain exceptions related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. The guidance is effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating this guidance and the impact on its consolidated financial statements.

In January 2020, the FASB issued ASU
No. 2020-01,
Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815).
The amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The amendments also clarify that for the purpose of applying paragraph
815-10-15-141(a)
an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825. An entity also would evaluate the remaining characteristics in paragraph
815-10-15-141
to determine the accounting for those forward contracts and purchased options. The amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. The Company is currently evaluating the amendments and the impact on their consolidated financial statements.

A.	Operating Results
The following are some financial highlights for the fiscal year ended June 30, 2020:

•
Total assets increased by $51.4 million, from $1,309.4 million as of June 30, 2019, to $1,360.8 million as of June 30, 2020. The increase was mainly due to an increase of $179.8 million in time deposits with original maturities over three months, which was partially offset by $43.7 million decrease in cash and cash equivalents, $40.1 million decrease in accounts receivables and $35.6 million decrease in goodwill.

•
Cash and cash equivalents decreased by $43.7 million, from $332.5 million as of June 30, 2019, to $288.8 million as of June 30, 2020. The decrease was mainly due to $187.6 million net cash used in investing activities and $18.2 million net cash used in financing activities, partially offset by $175.1 million cash generated from operating activities.

•	Accounts receivables at June 30, 2020 were $242.4 million, a decrease of $40.1 million, or 14.2%, compared to $282.6 million at June 30, 2019.

•	Cost and estimated earnings in excess of billings as of June 30, 2020, were $186.9 million compared to $198.0 million as of June 30, 2019, representing a decrease of $11.1 million, or 5.6%.

•	Inventory increased by $5.2 million, or 12.2%, from $43.0 million as of June 30, 2019, to $48.2 million as of June 30, 2020.

•	Property, plant and equipment increased by $2.0 million, or 2.7%, from $76.0 million as of June 30, 2019, to $78.1 million as of June 30, 2020.

•	Investments in equity investees increased by $0.7 million, or 1.8%, from $40.4 million as of June 30, 2019, to $41.1 million as of June 30, 2020.

•
Total liabilities increased by $9.7 million or 2.7% from $362.3 million at June 30, 2019, to $371.9 million as of June 30, 2020. The increase in liabilities was mainly due to an increase of $7.1 million in accounts payable, an increase of $5.8 million in operating lease liability and an increase of $2.3 million in construction costs payable, offset by $14.8 million decreased in long-term bank loans.

•	Short-term bank loans decreased by $1.9 million, from $1.9 million at June 30, 2019, to nil at June 30, 2020.

•	Accounts payables increased by $7.1 million, or 6.4% from $110.4 million at June 30, 2019, to $117.5 million at June 30, 2020.

•	Deferred revenue decreased by $2.1 million, or 1.5%, from $141.4 million at June 30, 2019, to $139.2 million at June 30, 2020.

•
Deferred tax assets were $8.9 million as of June 30, 2020. Based on the Company’s historical operating results and order backlog, the Company believes that it is more than likely that the deferred tax assets net of valuation allowance would be realized.

Comparison of Fiscal Years Ended June 30, 2020 and 2019
Revenues
: For the fiscal year ended June 30, 2020, revenues amounted to $503.3 million, a decrease of $67.0 million, compared to $570.3 million for the prior fiscal year, representing a decrease of 11.7%. The reason of such decrease was mainly due to the delay of project execution and contract bidding caused by
COVID-19.
Integrated solutions contracts revenue accounted for $414.3 million of revenues, a decrease of $53.1 million or 11.4%, compared to $467.4 million for the prior fiscal year. The decrease in integrated revenues was mainly composed of a decrease of $66.2 million or 52.0% in electrical solutions, decrease of $2.6 million or 1.8% in rail transportation projects, offset by an increase of $15.8 million or 8.2% in industrial automation.
In the fiscal year ended June 30, 2020, $20.1 million of revenues was generated from product sales, a decrease of $13.0 million, or 39.1% compared to $33.1 million in product sales revenue for the prior year.
In the fiscal year ended June 30, 2020, $68.9 million of revenues was generated from service rendered, a decrease of $1.0 million, or 1.4% compared to $69.9 million in service revenue for the prior year.

The Company’s revenues by segments were as follows:

(In USD millions)
	Fiscal year ended June 30,
	2019		2020
	$	% of Revenues	$	% of Revenues
Industrial Automation	233.8	41.0%	240.0	47.7%
Rail Transportation	208.9	36.6%	201.3	40.0%
Mechanical and Electrical Solution	127.6	22.4%	62.0	12.3%

Total	570.3	100.0%	503.3	100.0%

Order Backlog
: An important measure of the stability and growth of the Company’s business is the size of its order backlog, which represents the total amount of unrecognized contract revenue associated with existing contracts. Our order backlog as of June 30, 2020 amounted to $571.8 million, representing a decrease of $22.4 million, or 3.8%, compared to $594.2 million as of June 30, 2019.
Of the total order backlog as of June 30, 2020, the unrecognized revenue associated with new contracts signed in the fiscal year 2020 was $262.3 million and the amount brought forward from prior periods was $309.5 million, comparing to the total backlog as of June 30, 2019 of $348.3 million from new contracts signed in fiscal year 2019, and $245.9 million from contracts carried forward from prior year.
Cost of revenues
: Mirroring the categories of revenues, the cost of revenues can also be divided into three components including cost of integrated solutions contracts, cost of products sold and cost of service rendered. For the fiscal year ended June 30, 2020, the total cost of revenues amounted to $312.8 million, a decrease of $46.4 million, or 12.9%, compared to $359.2 million for the prior fiscal year. The decrease was due to $43.7 million decrease in the cost of integrated solutions contracts, a decrease of $2.1 million in the cost of products sold, and a decrease of $0.6 million in the cost of service rendered.
The cost of integrated solutions contracts revenue consists primarily of three components: cost of equipment and materials, labor costs and other manufacturing expenses including but not limited to detecting expenses, and technology service fees, all of which are incurred during the designing, building and delivering customized automation solutions process to customers. For the fiscal year ended June 30, 2020, the total cost of integrated solutions contracts was $281.8 million, compared to $325.5 million for the prior fiscal year, representing a decrease of $43.7 million, or 13.4%. The decrease was primarily due to a decrease of $6.6 million in cost of equipment and materials, a decrease of $28.9 million in labor cost, and a decrease of $8.1 million in other manufacturing expenses. Of the total cost of integrated solutions contract revenue for the fiscal year 2020, cost of equipment and materials accounted for $187.0 million, compared to $193.6 million for the prior fiscal year; labor cost accounted for $56.4 million, compared to $85.4 million for the prior fiscal year; and other manufacturing expenses accounted for $38.4 million, compared to $46.5 million for the prior fiscal year. Of the total integrated solutions contracts revenue for the fiscal year 2020, cost of equipment and materials accounted for 45.1%, compared to 41.4% for the prior fiscal year; labor cost accounted for 13.6%, compared to 18.3% for the prior fiscal year; and other manufacturing expenses accounted for 9.3%, compared to 10.0% for the prior fiscal year. The cost components of integrated solutions contracts were determined and varied according to requirements of different customers.

Sales of products mainly represent sales of spare parts (either company manufactured or purchased from outside vendors) to customers for maintenance and replacement purposes. Given the fact that the products purchased from outside vendors have different functions and capabilities from our self-made products, we decide whether to purchase or manufacture the necessary products based on the needs and preferences of different customers while considering the efficiency factor. Therefore, as a percentage of the cost of products sold, the self-made products and purchased products have varied significantly from time to time. The cost of products sold for the fiscal year ended June 30, 2020 was $5.5 million, a decrease of $2.1 million, compared to $7.6 million for the prior fiscal year.
As for the cost of the service revenue, our employees spend time and incur expenses while they are with the customers. From time to time, materials costs related to the service are incurred, especially for providing extended warranty services. The cost of service revenue for fiscal year ended June 30, 2020 was $25.5 million, a decrease of $0.6 million, compared to $26.1 million for the prior fiscal year.
Gross margin
: For the fiscal year ended June 30, 2020 as a percentage of total revenues, the overall gross margin was 37.9%, compared to 37.0% for the prior fiscal year. The gross margin for integrated solutions contracts was 32.0% for the year ended June 30, 2020, compared to 30.4% for the prior year. The increase in gross margin for integrated solutions contracts was mainly due to our different sales mix during the fiscal year 2020. The gross margin for products sold was 72.9% for the fiscal year ended June 30, 2020, compared to 77.1% for the prior fiscal year. The gross margin for service provided was 63.0% for the fiscal year ended June 30, 2020, compared to 62.7% for the prior fiscal year.
Selling expenses
: Selling expenses mainly consist of compensation, traveling and administrative expenses related to marketing, sales and promotion activities incurred by the Company’s marketing departments. Selling expenses were $30.6 million for the fiscal year ended June 30, 2020, an increase of 5.9%, or $1.7 million, compared to $28.9 million for the prior fiscal year. As a percentage of total revenues, selling expenses accounted for 6.1% and 5.1% for the fiscal years ended June 30, 2020 and 2019, respectively.
General and administrative expenses
: General and administrative expenses mainly include compensation, traveling and other administrative expenses of non-sales-related
departments, such as the finance department, information department and human resources department. General and administrative expenses amounted to $39.1 million for the fiscal year ended June 30, 2020, representing a decrease of $1.6 million, or 3.9%, compared to $40.7 million for the prior fiscal year, which was primarily due to decrease of bad debt allowance. As a percentage of total revenues, general and administrative expenses were 7.8% and 7.1% for the fiscal years ended June 30, 2020 and 2019, respectively.
Goodwill impairment charge:
The Company perform goodwill impairment test on June 30 in each year, to judge whether the carrying amount of goodwill exceeded its fair value. The Company concluded that the carrying amount of goodwill associated with Bond Group and Concord Group was less than fair value of the goodwill and recorded a goodwill impairment charge of $35.8 million and 11.6 million for the fiscal years ended June 30, 2020 and 2019, respectively.

Research and development expenses
: Research and development expenses represent mostly employee compensation, materials consumed and experiment expenses related to specific new product research and development, as well as any expenses incurred for basic research on advanced technologies. For the fiscal year ended June 30, 2020, research and development expenses were $41.9 million, representing an increase of $4.9 million, or 13.1%, compared to $37.0 million for the prior fiscal year. As a percentage of total revenues, research and development expenses were 8.3% and 6.5% for the fiscal years ended June 30, 2020 and 2019, respectively.
VAT refunds and government subsidies
: The state tax administration in China provides refunds out of the value added tax (“VAT”) that they collect in order to encourage the research and development efforts of certain qualified enterprises. Some of our subsidiaries in China received such refunds. All VAT refunds, that have no further conditions to be met, are recognized in the consolidated statements of comprehensive income when cash or approval from the tax authorities is received. For the fiscal year ended June 30, 2020, VAT refunds were $21.6 million, compared to $25.8 million for the prior fiscal year, representing a decrease of $4.2 million, or 16.4%. As a percentage of total revenues, VAT refunds were 4.3% and 4.5% for the fiscal years ended June 30, 2020 and 2019, respectively.
The local governments in China also provide financial subsidies to encourage research and development efforts of certain qualified enterprises. Some of our subsidiaries received such subsidies. For the government subsidies that have no further conditions to be met, the funds received are recognized in the consolidated statements of comprehensive income; for the subsidies that have certain operating conditions yet to be met, the funds received are recorded as liabilities and will be released to income when the conditions are met. Subsidy income from the government amounted to $4.7 million and $4.9 million for the fiscal years ended June 30, 2020 and 2019, respectively, a decrease of $0.2 million, or 4.1%.
Income from operations
: Income from operations decreased by $54.2 million, from $123.6 million for the fiscal year ended June 30, 2019 to $69.4 million for the fiscal year ended June 30, 2020. The decrease was mainly due to the increase of $24.1 million in goodwill impairment charge and the decrease of $20.6 million in the gross profit.
Interest income
: For the fiscal year ended June 30, 2020, interest income increased by $1.2 million, or 10.3% from $11.8 million for the prior year, to $13.1 million for the current period. As a percentage of total revenue, interest income accounted for 2.6% and 2.1% for the fiscal years ended June 30, 2020 and 2019, respectively. The interest income was mainly earned from time deposits with original maturities over three months and cash and cash equivalents.
Interest expenses
: For the fiscal year ended June 30, 2020, interest expenses decreased by $0.3 million, or 46.8% from $0.6 million for the prior year, to $0.3 million for the current period, mainly due to full repayment of the convertible bond. As a percentage of total revenue, interest expenses accounted for 0.1% and 0.1% for the fiscal years ended June 30, 2020 and 2019, respectively. The interest expenses were incurred by the short-term and long-term loans/bonds we had.
Other income (expenses), net
: For the fiscal year ended June 30, 2020, the other income (expenses), net increased by $2.0 million from $2.7 million for the prior year, to $4.7 million for the current period.
Income tax expenses
: For the fiscal year ended June 30, 2020, the Company’s income tax expense was $18.2 million for financial reporting purposes, a decrease of nil, as compared to $18.2 million for the prior year. The effective tax rate for the current year is 18.6%, as compared to 12.7% for the prior year.

Net income attributable to
non-controlling
interests
: The
non-controlling
interests of the Company include
non-controlling
shareholders’ interests in each subsidiary. The net loss attributable to non-controlling
interest amounted to $0.1 million for the fiscal year ended June 30, 2020 and the net income attributable to non-controlling
interest amounted to $0.3 million for the prior year.
Net income and earnings per share attributable to Hollysys
: For the fiscal year ended June 30, 2020, net income attributable to Hollysys amounted to $79.4 million, representing a decrease of $45.9 million, as compared to $125.3 million for the prior year. The basic and diluted earnings per share were $1.31 and $1.31 for the year ended June 30, 2020, as compared to $2.07 and $2.05 for the prior year, representing a decrease of $0.76 and $0.74, respectively. The decrease was primarily due to the lower net income attributable to Hollysys compared to fiscal 2019.
Comparison of Fiscal Years Ended June 30, 2019 and 2018
Revenues
: For the fiscal year ended June 30, 2019, revenues amounted to $570.3 million, an increase of $29.6 million, compared to $540.8 million for the prior fiscal year, representing an increase of 5.5%.
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

Order Backlog
: An important measure of the stability and growth of the Company’s business is the size of its order backlog, which represents the total amount of unrecognized contract revenue associated with existing contracts. Our order backlog as of June 30, 2019 amounted to $594.2 million, representing an increase of $25.2 million, or 4.4%, compared to $569.0 million as of June 30, 2018.
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
Cost of revenues
: Mirroring the categories of revenues, the cost of revenues can also be divided into three components including cost of integrated solutions contracts, cost of products sold and cost of service rendered. For the fiscal year ended June 30, 2019, the total cost of revenues amounted to $359.2 million, an increase of $24.3 million, or 7.3%, compared to $334.9 million for the prior fiscal year. The increase was due to $11.3 million increase in the cost of integrated solutions contracts, an increase of $16.2 million in the cost of service rendered, partially offset by $3.2 million decrease in the cost of products sold
The cost of integrated solutions contracts revenue consists primarily of three components: cost of equipment and materials, labor costs and other manufacturing expenses including but not limited to detecting expense, technology service fee, all of which incurred during the designing, building and delivering customized automation solutions process to customers. For the fiscal year ended June 30, 2019, the total cost of integrated solutions contracts was $325.5 million, compared to $314.2 million for the prior fiscal year, representing an increase of $11.3 million, or 3.6%. The increase was primarily due to an increase of $6.4 million in cost of equipment and materials, an increase of $3.2 million in labor cost, and an increase of $1.7 million in other manufacturing expenses. Of the total cost of integrated solutions contract revenue for the fiscal year 2019, cost of equipment and materials accounted for $193.6 million, compared to $187.2 million for the prior fiscal year; labor cost accounted for $85.4 million, compared to $82.1 million for the prior fiscal year; and other manufacturing expenses accounted for $46.5 million, compared to $44.9 million for the prior fiscal year. Of the total integrated solutions contracts revenue for the fiscal year 2019, cost of equipment and materials accounted for 41.4%, compared to 40.1% for the prior fiscal year; labor cost accounted for 18.3%, compared to 17.6% for the prior fiscal year; and other manufacturing expenses accounted for 10.0%, compared to 9.6% for the prior fiscal year. The cost components of integrated solutions contracts were determined and varied according to requirements of different customers.
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
Gross margin
: For the fiscal year ended June 30, 2019 as a percentage of total revenues, the overall gross margin was 37.0%, compared to 38.1% for the prior fiscal year. The gross margin for integrated solutions contracts was 30.4% for the year ended June 30, 2019, compared to 32.6% for the prior year. The decrease in gross margin for integrated solutions contracts was mainly due to our different sales mix during the fiscal year 2019. The gross margin for products sold was 77.1% for the fiscal year ended June 30, 2019, compared to 73.2% for the prior fiscal year. The gross margin for service provided was 62.7% for the fiscal year ended June 30, 2019, compared to 71.0% for the prior fiscal year.
Selling expenses
: Selling expenses mainly consist of compensation, traveling and administrative expenses related to marketing, sales and promotion activities incurred by the Company’s marketing departments. Selling expenses were $28.9 million for the fiscal year ended June 30, 2019, an increase of 6.5%, or $1.8 million, compared to $27.2 million for the prior fiscal year. As a percentage of total revenues, selling expenses accounted for 5.1% and 5.0% for the fiscal years ended June 30, 2019 and 2018, respectively.
General and administrative expenses
: General and administrative expenses mainly include compensation, traveling and other administrative expenses of non-sales-related
departments, such as the finance department, information department and human resources department. General and administrative expenses amounted to $40.7 million for the fiscal year ended June 30, 2019, representing a decrease of $5.6 million, or 12.1%, compared to $46.3 million for the prior fiscal year, which was primarily due to decrease of bad debt allowance. As a percentage of total revenues, general and administrative expenses were 7.1% and 8.6% for the fiscal years ended June 30, 2019 and 2018, respectively.
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
Research and development expenses
: Research and development expenses represent mostly employee compensation, materials consumed and experiment expenses related to specific new product research and development, as well as any expenses incurred for basic research on advanced technologies. For the fiscal year ended June 30, 2019, research and development expenses were $37.0 million, representing an increase of $0.4 million, or 1.1%, compared to $36.6 million for the prior fiscal year. As a percentage of total revenues, research and development expenses were 6.5% and 6.8% for the fiscal years ended June 30, 2019 and 2018, respectively.
VAT refunds and government subsidies
: The state tax administration in China provides refunds out of the value added tax (“VAT”) that they collect in order to encourage the research and development efforts of certain qualified enterprises. Some of our subsidiaries in China received such refunds. All VAT refunds, that have no further conditions to be met, are recognized in the statements of comprehensive income when cash or approval from the tax authorities is received. For the fiscal year ended June 30, 2019, VAT refunds were $25.8 million, compared to $19.7 million for the prior fiscal year, representing an increase of $6.2 million, or 31.4%. As a percentage of total revenues, VAT refunds were 4.5% and 3.6% for the fiscal years ended June 30, 2019 and 2018, respectively.

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
Income from operations
: Income from operations increased by $3.4 million, from $120.2 million for the fiscal year ended June 30, 2018 to $123.6 million for the fiscal year ended June 30, 2019. The increase was mainly due to the increase of $5.3 million in the gross profit.
Interest income
: For the fiscal year ended June 30, 2019, interest income increased by $4.5 million, or 61.8% from $7.3 million for the prior year, to $11.8 million for the current period. As a percentage of total revenue, interest income accounted for 2.1% and 1.4% for the fiscal years ended June 30, 2019 and 2018, respectively. The interest income was mainly earned from time deposits with original maturities over three months and cash and cash equivalents.
Interest expenses
: For the fiscal year ended June 30, 2019, interest expenses decreased by $0.1 million, or 16.9% from $0.7 million for the prior year, to $0.6 million for the current period. As a percentage of total revenue, interest expenses accounted for 0.1% and 0.1% for the fiscal years ended June 30, 2019 and 2018, respectively. The interest expenses were incurred by the short-term and long-term loans/bonds we had.
Other income (expenses), net
: For the fiscal year ended June 30, 2019, the other income (expenses), net decreased by $1.6 million from $4.3 million for the prior year, to $2.7 million for the current period.
Income tax expenses
: For the fiscal year ended June 30, 2019, the Company’s income tax expense was $18.2 million for financial reporting purposes, a decrease of $4.0 million, as compared to $22.2 million for the prior year. The effective tax rate for the current year is 12.7%, as compared to 17.1% for the prior year.
Net income attributable to
non-controlling
interests
: The
non-controlling
interests of the Company include
non-controlling
shareholders’ interests in each subsidiary. The net income attributable to non-controlling
interest amounted to $0.3 million and $0.3 million for the fiscal year ended June 30, 2019 and 2018, respectively.
Net income and earnings per share attributable to Hollysys
: For the fiscal year ended June 30, 2019, net income attributable to Hollysys amounted to $125.3 million, representing an increase of $18.1 million, as compared to $107.2 million for the prior year. The basic and diluted earnings per share were $2.07 and $2.05 for the year ended June 30, 2019, as compared to $1.77 and $1.75 for the prior year, representing an increase of $0.30 and $0.30, respectively. The increase was primarily due to the higher net income attributable to Hollysys compared to fiscal 2018.

B.	Liquidity and Capital Resources
As of June 30, 2020, we had available lines of credit from various banks in the PRC, Singapore and Malaysia in an aggregate amount of $299.3 million, of which $47.7 million was utilized and $251.6 million was available for use. These lines of credit were secured by the pledge of restricted cash and buildings with a carrying value of $9.6 million and $3.0 million, respectively.
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
We estimate our liquidity needs for investing and financing activities for fiscal 2021 will be approximately $38.9 million, which will be primarily related to the repayment of bank borrowings and capital expenditures. Our future working capital requirements will depend on many factors, including, among others, the rate of our revenue growth, the timing and extent of expansion of our sales and marketing activities, the timing of introductions of new products and/or enhancements to existing products, and the timing and extent of expansion of our manufacturing capacity.
Our long-term liquidity needs will relate primarily to working capital to pay our suppliers, and third-party manufacturers, as well as any increases in manufacturing capacity or acquisitions of third party businesses that we may seek in the future. We expect to meet these requirements primarily through our current cash holdings, revolving bank borrowings, as well as our cash flow from operations. For fiscal year 2021, we expect our capital expenditures will be approximately $15.7 million, mainly related to purchase of the property, plant and equipment for manufacturing and operations.
Cash Flow and Working Capital
As of June 30, 2020, we had total assets of $1,360.8 million, of which cash and cash equivalents amounted to $288.8 million, time deposits with original maturities over three months amounted to $324.9 million, accounts receivable amounted to $242.4 million and inventories amounted to $48.2 million. As of June 30, 2020, our working capital was $847.2 million, equity of $984.5 million and our current ratio was 3.6.

See Item 8, Financial Information, A. Consolidated Statements and Other Financial Information, Dividend Policy, for information on the ability of certain of our subsidiaries in China to make dividends to their respective parent companies.
The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the fiscal years ended June 30, 2018, 2019 and 2020:
(In USD thousands)

Cash Flow Item	Fiscal Years Ended June 30
	2018	2019	2020
Net cash provided by operating activities	$105,719	$100,521	$175,124
Net cash used in investing activities	$(49,748)	$(9,888)	$(187,580)
Net cash used in financing activities	$(12,197)	$(10,155)	$(18,213)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	$5,839	$(9,400)	$(8,621)
Net increase (decrease) in cash, cash equivalents and restricted cash	$49,613	$71,078	$(39,290)
Cash, cash equivalents and restricted cash, beginning of year	$237,696	$287,309	$358,387
Cash, cash equivalents and restricted cash, end of year	$287,309	$358,387	$319,097
Operating Activities
For the fiscal year ended June 30, 2020, net cash provided by operating activities was $175.1 million, compared to $100.5 million for prior fiscal year 2019. The net cash inflow of operating activities in fiscal year 2020 primarily consisted of net income of $79.3 million, $43.6 million generated from non-operating
items and
non-cash
items, and $52.2 million generated from working capital. Changes in working capital was attributable to an increase in account receivables of $30.9 million, an increase in accounts payables of $15.0 million, an increase of due from related parties of $12.0 million, a decrease in inventories of $6.5 million, and a decrease in advances to suppliers of $4.7 million.
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

Investing Activities
For the fiscal year ended June 30, 2020, net cash used in investing activities was $187.6 million, compared to $9.9 million for prior fiscal year 2019. The net cash used in investing activities in fiscal year 2020 mainly consisted of a cash outflow of $8.1 million for capital expenditures, a cash outflow of $426.8 million transferred from current accounts to time deposits placed with banks, partially offset by a cash inflow of $242.2 million from maturity of time deposits, and a cash inflow of $4.5 million from proceeds from disposal of investment in an equity investee.
For the fiscal year ended June 30, 2019, net cash used in investing activities was $9.9 million, compared to $49.7 million for prior fiscal year 2018. The net cash used in investing activities in fiscal year 2019 mainly consisted of a cash outflow of $10.6 million for capital expenditures, a cash outflow of $256.3 million transferred from current accounts to time deposits placed with banks, partially offset by a cash inflow of $245.9 million from maturity of time deposits, and a cash inflow of $8.9 million from dividends received in excess of cumulative equity in earnings from an equity investee. The net cash used in investing activities in fiscal year 2018 mainly consisted of a cash outflow of $2.3 million for capital expenditures, a cash outflow of $5.9 million investment of equity investees, a cash outflow of $179.2 million transferred from current accounts to time deposits placed with banks, partially offset by a cash inflow of $137.8 million from maturity of time deposits.
Financing Activities
For the fiscal year ended June 30, 2020, net cash used in financing activities was $18.2 million, as compared to $10.2 million for the prior year. The net cash used in financing activities in fiscal year 2020 mainly consisted of a repayment of short-term bank loans of $4.2 million, a payment of dividends of $12.7 million, repayments of convertible bond of $20.8 million, partially offset by proceeds from long-term bank loans of $15.4 million.
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
We use standard product development life cycle models, including the waterfall model, increment model, iterative model and prototype. As a technology leader we continually develop and patent new automation technologies. We also continually review and evaluate technological changes affecting the automation and integrated system industries and invest substantially in application-based research and development. We currently employ 713 staff in the research and development department or engaged in research and development work.
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
Other than as disclosed in the foregoing disclosures and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations, including long-term loans and operating leases and capital and operational commitments as of June 30, 2020.

(In USD thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Loans
-Principal	16,265	310	15,576	255	124
-Interest	1,049	502	462	19	66
Operating Lease Obligations (1)	6,618	3,038	3,195	385	—
Purchase Obligations (2)	233,484	187,749	28,584	11,434	5,717
Capital Obligations (3)	14,359	14,359	—	—	—
Standby Letters of Credit (4)	1,850	1,850	—	—	—
Performance Guarantees (5)	42,117	29,141	10,648	2,328	—

Total	315,742	236,949	58,465	14,421	5,907

(1)	Operating lease obligations
It represents the future minimum payments under
non-cancelable
operating leases.

(2)	Purchase obligations
As of June 30, 2020, the Company had $233.5 million in purchase obligations for the coming fiscal years, for purchases of inventories and subcontracts. The inventories will be mainly used for fulfilling existing contracts or new contracts resulted from the expansion of our operations.

(3)	Capital obligations
As of June 30, 2020, the Company had $14.4 million in capital obligations for the coming fiscal year, mainly for the construction of facilities.

(4)	Standby letters of credit
We have issued letters of credit to our suppliers to serve as assurance of payment, and issued to our subsidiaries as comprehensive credit. When a letter of credit is issued, a proportion of the total amount covered by the letter of credit may be required to be deposited in the bank, and is not available until the payment has been settled or the letter of credit has expired. As of June 30, 2020, we had $1.9 million in standby letters of credit obligations.

(5)	Performance guarantees
We have provided performance guarantees to our customers to serve as assurance of performance for the contractual obligations. When a performance guarantee is issued, a proportion of the total guarantee amount may be required to be deposited in the bank, and is not available until the guarantee is expired. As of June 30, 2020, we had $42.1 million of outstanding performance guarantees obligation, with $9.8 million of restricted cash deposited in banks for performance guarantees.
Other than the contractual obligations and commercial commitments set forth above, we did not have any other long-term debt obligations, operating lease obligations, capital commitments, purchase obligations or other long-term liabilities as of June 30, 2020.

G.	Safe Harbor
See “Forward-Looking Information” on page 8.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
The following table sets forth certain information regarding our current directors and senior management.

Name	Age	Position
Chit Nim (Colin) SUNG	54	Chief Executive Officer and Director
Steven Wang	52	Chief Financial Officer
Lei FANG	44	Co-Chief Operating Officer
Yue XU	59	Co-Chief Operating Officer
Chunming HE	52	Chief Technology Officer
Hongyuan SHI	51	Chief Human Resource Officer
Li QIAO	63	Chairwoman
Jianyun CHAI	59	Director
Kok Peng TEH	72	Director
Khiaw Ngoh TAN	63	Director

Mr.
 Chit Nim (Colin) SUNG
, has been a director of the Board since February 2008 and has been serving as Chief Executive Officer of the Company since July 2020. He was the Chairman of the Audit Committee of Board of the Company from February 2008 to July 2020. Mr. Sung served as the Chief Financial Officer for eHi Car Services Limited from April 2013 to August 2019, and member of its Board of Directors from September 2019 to July 2020. Mr. Sung also served as adviser of NeWorld Education Group, Inc. since August 2012 and served as Chief Financial Officer of NeWorld Education Group since August 2011. Prior to joining NeWorld, he was the CFO of Lighting the Box from March 2011. Mr. Sung served as the deputy Chief Executive Officer and the Chief Financial Officer of Linktone Ltd., from 2009 to 2011. From 2008 to 2009, he served as the Chief Financial Officer and President of China Cablecom Holdings, Ltd. From 2005 to 2008, he was the Chief Financial Officer of Linktone Ltd., where he also served as the acting Chief Executive Officer in 2006 and as its director of board from 2007 to 2008. From 2004 to 2005, Mr. Sung was the Corporate Controller of UTI, United States, Inc., a subsidiary of International Freight Forwarder (NASDAQ: UTIW), and from 2001 to 2004, was a Vice President of finance and Corporate Controller of USF Worldwide, Inc., a subsidiary of US Freightways. From 1997 to 2001, Mr. Sung was Vice President and Corporate Controller for US Operation of Panalpina Welttransport Holding, (PWTN.SW). Mr. Sung received his bachelor’s degree in accounting from William Paterson University in 1992 and his MBA degree from American InterContinental University in 2004. Mr. Sung is a Certified Public Accountant and Chartered Global Management Accountant.
Mr.
 Steven WANG
, joined the Company in June 2018. He has over 16 years of experience in financial controlling, accounting and budgeting, tax planning and corporate investment in various investment institutions and multinational corporations, with deep familiarity with rules and regulations of US and Chinese capital markets. Prior to joining Hollysys, Mr. Wang served as the Chief Financial Officer and Vice President of Xinhua Lian Investment Co., Ltd., a subsidiary of a top 500 company in China. From 2005 to 2012, Mr. Wang worked at various managerial positions at Globe Specialty Metals Inc. and Zhonglian Zhongke Co., Ltd., a Hong Kong Stock Exchange listed company. Mr. Wang received an MBA degree in Finance from the Wharton School, the University of Pennsylvania.
Mr.
 Lei FANG
is vice president of Hollysys Group in charge of global industrial automation business. From 1998 to 2011, he was involved in software development and has participated in the development of DCS control system for various industries including nuclear, coal-fire, thermal power and chemical, etc. From 2011 to 2013, he was in charge of the establishment and team building of Xi’an Hollysys, the Company’s research center in Xi’an. Since 2013, he has been in charge of the management of Hangzhou Hollysys, which operates the industrial automation business.Mr. Fang is a senior engineer. He received his Master degree in computer from 6th Research Institute of China Electronics Corporation and Bachelor degree in automatic control from Xidian University.

Mr.
 Yue XU
is vice president of Hollysys Group in charge of global railway transportation business. Mr. Xu joined Hollysys in 2000. From 2000 to 2009, he was serving as the president of Beijing Hollysys in charge of R&D management and business operation of railway transportation business, and led numerous key projects for China State Railway Group Co., Ltd. Since 2009, Mr. Xu has been serving as the vice president and president of railway transportation business of Hollysys Group.Mr. Xu is a senior engineer at researcher level. He received 2nd class of National Science Progress Award in 2017. Mr. Xu received his Master degree in computer application from Beijing Jiaotong University.
Mr.
 Chunming HE
is vice president of Hollysys Group and head of the research institute of Hollysys Group, in charge of research and development, product and quality. Dr. He joined Hollysys in 2000 and has been the leading figure in the research and development of the Company. From 2000 to 2011, Dr. He helped to establish the railway signaling R&D team for the Company, and led the effort in the R&D of comprehensive railway signaling system covering interlock system, on-ground and on-board system,
track circuit, etc. From 2011 to 2012, Dr. He led the effort in safety reinforcement of the existing railway signaling system. Since 2016, Dr. He has been leading the effort in R&D of industrial digital transformation covering the area of industry 4.0 and cyber physical systems, etc., as well as prospective technology research, development of technology platform and implementation of IPD (Integrated Product Development) system. Dr. He is a professorate senior engineer. He is also the expert for the talent pool of Ministry of Science and Technology of PRC and Beijing Municipal Science & Technology Commission, and a fellow of IRSE (Institution of Railway Signal Engineers). He received 2nd class of National Science Progress Award in 2017. Dr. He received his Doctoral Degree from school of mechanical engineering, Beijing Institute of Technology.
Mr.
 Hongyuan SHI
is vice president of Hollysys Group in charge of human resource and information technology. Mr. Shi joined Hollysys in 1997. From 1997 to 2008, he was working in the research and development department and served as associate head of technology center and head of product center. From 2009 to 2015, he was working in the business departments and served as head of subway business and head of industrial automation business. He has been serving as the vice president of Hollysys Group since 2016. Mr. Shi received his Master and Bachelor degree in precision instrument from Tsinghua University.
Ms.
 Li QIAO
, has been a director of the Board since January 2017 and has been serving as the Chairwoman of the Board since July 2020. She is the Chairman of Agriculture Resources Pte Ltd. and the Director of CSIC International Pte Ltd. From 2007 to 2010, she served as Chairwoman of the Company. From 1999 to 2008, she also served as Director of Beijing Hollysys Co., Ltd.. From 1999 to 2000, she served as Vice President of Beijing Venture Capital Co., Ltd. From 1996 to 1998, she was Division Chief of the Zhongguancun Science Park
(“Z-Park”)
Administrative Committee. From 1989 to 1996, she was the Minister of Beijing New Technology Industry Development Experimental Zone. Ms. Qiao also has extensive experience in equity investment. She participated in establishing the first Beijing venture capital company, invested and successfully helped a number of companies listed in domestic and abroad. The investment projects that Ms. Qiao involved with include biological medicine, high-end
equipment manufacturing, new energy, chemical and energy, agriculture, education, integrated circuits, aerospace, fast moving consumer goods, electronic information and other industries. She holds an IEMBA from Hong Kong University of Science and Technology.
Dr.
 Jianyun CHAI,
 has been serving as a member of the Board of Directors of the Company since June 2008. Dr. Chai is currently a professor and the head of the Institute of Power Electronic and Electrical Machine System at Tsinghua University in China. Before he joined Tsinghua University as an Associate Professor in 1999, Dr. Chai spent eight years working in the motor and information industries in Japan. Dr. Chai is also a member of various societies and organizations, including the China Renewable Energy Society, the Chinese Society for Electrical Engineering, and the Chinese Wind Energy Association. Dr. Chai received a Bachelor’s degree and a PhD in Electrical Engineering from Tsinghua University in 1984 and 1989.

Dr.
 Kok Peng TEH
, has been serving as a member of the Board of Directors of the Company since September 2020. He is Chairman of Azalea Asset Management and Lu International and is a board member of Sembcorp Industries and Fullerton Health Corporation. He chairs the East Asia Institute of the National University of Singapore. He is a Senior Adviser to China International Capital Corporation and Jasper Ridge Partners, and is a member of the International Advisory Board of CMC Corporation. In 2019, he joined CDPQ’s Global Economic and Financial Advisory Council. Dr. Teh was President of GIC Special Investments from April 1999 to June 2011, and remained an Adviser for two years after that. Prior to that, he was concurrently a deputy managing director of GlC and the Monetary Authority of Singapore. He began his career with the World Bank in 1975 under its Young Professionals Program. Dr. Teh is a member of the Trilateral Commission. He obtained a first class honours economics degree at La Trobe University in Australia, a D Phil. at Nuffield College, Oxford University, and attended the AMP course at Harvard Business School in 1989.
Ms.
 Khiaw Ngoh TAN
has been serving as a member of the Board of Directors of the Company since September 2020. She has over 37 years of experience in the audit profession, including 23 years as an audit partner. Ms. Tan has been an independent director and member of audit committee of United Industrial Corporation Limited, a public company listed on Singapore Stock Exchange since February 2020. From April 1994 to June 2017 when she retired, she was an audit partner at PricewaterhouseCoopers, Singapore. From September 2008 to August 2011, she was seconded to the Shanghai office of PricewaterhouseCoopers as an Assurance partner. As an audit partner, Ms. Tan was involved in reporting accountant’s role for companies seeking listing on the Singapore Stock Exchange and while working in Shanghai, she was also involved in listing of companies on Nasdaq and NYSE and was also the audit partner responsible for the audits of these companies. Ms. Tan is a fellow chartered accountant of Singapore. She received her Bachelor of Commerce (Accountancy) from Nanyang University, Singapore.
There is no arrangement or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person named above was selected as a director or member of senior management.
No family relationship exists between any of the persons named above.

B.	Compensation
The aggregate cash compensation paid to our executive officers as a group was $966,549 for the fiscal year ended June 30, 2020. For the fiscal year ended June 30, 2020, the aggregate amount of cash compensation paid to our directors who served between 7/1/2019 and 6/30/2020 as a group was $168,000. We pay each of our non-employee
directors who are not Company employees a monthly fee as compensation for the services to be provided by him/her as a non-employee
director. We also reimburse our
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

2015 Equity Plan
On May 14, 2015, the Board of Directors approved 2015 Equity Incentive Plan (the “2015 Equity Plan”). The 2015 Equity Plan authorized the issuance of five million shares. It will terminate ten years following the date that it was adopted by the Board of Directors. The purposes of 2015 Equity Plan are used to promote the long-term growth and profitability of the Company and its affiliates by stimulating the efforts of employees, directors and consultants of the Company and its affiliates who are selected to be participants, aligning the long-term interests of participants with those of shareholders, heightening the desire of participants to continue in working toward and contributing to the success of the Company, attracting and retaining the best available personnel for positions of substantial responsibility, and generally providing additional incentive for them to promote the success of the Company’s business through the grant of awards of or pertaining to shares of the Company’s ordinary shares. A copy of 2015 Equity Plan was filed with the Registration Statement on Form
S-8
(No.
333-208615)
and is incorporated herein by reference.
The following paragraphs summarize the principal terms of our 2015 Equity Plan.
Administration
. The 2015 Equity Plan is currently being administered by our board of directors. The board has the authority to determine the specific terms and conditions of all awards granted under the 2015 Plan, including, without limitation, the number of shares subject to each award, the price to be paid for the shares and the applicable vesting criteria. The board also has discretion to make all other determinations necessary or advisable for the administration of the 2015 Equity Plan.
Eligibility
.
Non-statutory
share options, restricted shares, restricted share units, share appreciation rights, performance units and performance shares may be granted to employees, directors or consultants either alone or in combination with any other awards. Incentive stock options may be granted only to our employees.
Shares Available for Issuance Under the 2015 Equity Plan
. The maximum aggregate number of shares that may be issued under the 2015 Equity Plan is 5,000,000 ordinary shares. The number and class of shares available under the 2015 Equity Plan are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, share splits, share dividends, or other similar events which change the number or kind of shares outstanding.
Transferability
. Unless otherwise provided in the 2015 Equity Plan or otherwise determined by the board, an award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the participant, only by the participant.
Termination of, or Amendments to, the 2015 Equity Plan
. The board may at any time amend, alter, suspend or terminate the 2015 Equity Plan, provided that the Company will obtain shareholder approval of any 2015 Equity Plan amendment to the extent necessary and desirable to comply with applicable laws.
The 2015 Equity Plan will terminate ten years following the date it was adopted by the board, unless sooner terminated by the board.
In the fiscal year ended June 30, 2015, we granted options to purchase 1,740,000 ordinary shares under the 2015 Equity Plan to certain key employees. These options have vesting periods of up to five years depending on the person’s position and all of the grants have specific performance milestones. Additionally, if in certain instances the milestones are exceeded by specified targets, then applicable vesting schedules will be accelerated. The exercise periods for the options are five years from the date of grant. As of June 30, 2020, no outstanding options were exercised and as a result, all options granted under the 2015 Equity Plan became expired.

Employment Agreements
We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate the employment of any officers for cause for certain acts of such officer, such as continued failure to substantially perform duties, dishonest or fraudulent conduct, deliberate attempt to do an injury to our company or any of our subsidiaries, conduct that materially discredits our company or any of our subsidiaries or is materially detrimental to our reputation, conviction of a felony and breach of any obligation of non-disclosure
and
non-competition.
We may also terminate his or her employment without cause, at any time, upon a
90-day’s
written notice, or upon his or her or death or disability. Our officers may terminate their employment, at any time, with a written notice to our company for good reason, including material diminution in their authority, duties, responsibilities or cash compensation as detailed in their employment agreements, or in event of any action or inaction that constitutes a material breach by our company under the employment agreement, in the manner set forth in their employment agreements, which has not been cured by the Company within ninety (90) calendar days after notice of such occurrence is given by Executive to the Company. If an executive officer’s employment terminates for any reason at any time, including but not limited to either party’s failure to renew the employment agreement, the executive officer’s voluntary election to terminate his or her employment with or without good reason, termination by the Company with or without cause, or upon the executive officer’s death or disability, the executive officer (or the executive officer’s estate in the case of death) will receive payment for all salary and unpaid vacation accrued as of the date of termination of employment, and shall be entitled to receive all vested equity awards as of the date of the executive officer’s termination of employment subject to the executive officer’s written agreement with the Company with respect to such equity awards, and shall be entitled to all accrued benefits and to any additional benefits pursuant to the company’s plans or policies in effect at the time of termination or as required by law, less all required withholdings. In addition, each of our executive officer has agreed to be bound by a three-year non-competition
covenant after the termination of the employment within China.

C.	Board Practices
Terms of Directors and Executive Officers
Our Board consisted of five directors for fiscal year 2020. Our directors are not subject to a term of office limitation, and hold office until the next annual meeting of members or until such director’s earlier resignation, removal from office, death or incapacity. Any vacancy on our board resulting from death, resignation, removal or other cause, and any newly created directorship resulting from any increase in the authorized number of directors between meetings of members, may be filled either by the affirmative vote of a majority of all the directors then in office (even if less than a quorum) or by a resolution of members. In addition, the service agreement between us and the directors do not provide benefits upon termination of their services. In connection with the adoption of Rights Plan in August 2010, we amended our Memorandum and Articles of Association to provide that directors may only be removed by shareholders for cause.

Our executive officers are appointed by our board. The executive officers shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by resolution of directors. Any vacancy occurring in any office may be filled by resolutions of directors.
Independence of Directors
We have elected to follow the rules of NASDAQ to determine whether a director is independent. Our board will also consult with counsel to ensure that our board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. Rule 5605(a)(2) of Listing Rules of The NASDAQ Stock Market, Inc., or the NASDAQ Listing Rules, defines an “independent director” generally as a person, other than an officer of the Company, who does not have a relationship with the Company that would interfere with the director’s exercise of independent judgment. Consistent with these considerations, our board has determined that, Dr. Jianyun CHAI, Dr. Kok Peng TEH and Ms. Khiaw Ngoh TAN are our independent directors.
Board Committees
Our board has established an audit committee, a compensation committee and a corporate governance and nominating committee. Each committee’s members and functions are described below.
Audit Committee
Our audit committee consists of Ms. Khiaw Ngoh TAN, Dr. Jianyun CHAI and Dr. Kok Peng TEH, with Ms. TAN serving as the Chair. Our board has determined that each member of the audit committee satisfies the “independence” requirements of Rule
10A-3
under the Exchange Act and Section 5605 of the Nasdaq Listing Rules.
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
Our board believes that Ms. Tan qualifies as an “audit committee financial expert” within the meaning of all applicable rules based on her education background and working experiences.
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
Compensation Committee
Our compensation committee consists of Dr. Kok Peng TEH, Ms. Khiaw Ngoh TAN and Dr. Jianyun CHAI, with Dr. TEH serving as its Chair. Our board has determined that each member of the compensation committee satisfies the “independence” requirements of Rule
10A-3
under the Exchange Act and Section 5605 of the Nasdaq Listing Rules.
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

Corporate Governance and Nominating Committee
Our corporate governance and nominating committee consists of Dr. Jianyun CHAI, Dr. Kok Peng TEH and Ms. Khiaw Ngoh TAN, with Dr. CHAI acting as the Chair. Our board has determined that each member of the corporate governance and nominating committee satisfies the “independence” requirements of Rule
10A-3
under the Exchange Act and Section 5605 of the Nasdaq Marketplace Rules. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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
We had 3,598, 3,301 and 3,292 employees as of June 30, 2020, 2019, and 2018, respectively. As of June 30, 2020, there were 2,945 employees located in China and 653 employees outside China. The following table sets forth our employees as of June 30, 2020 based on their functional areas within the Company:

Category	China	Overseas	Total
Sales & Marketing	492	31	523
Research and development	713	—	713
Engineering	1,010	482	1,492
Production	368	—	368
Management	362	140	502

Total	2,945	653	3,598

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
The following table sets forth information with respect to the beneficial ownership of our ordinary shares (i) by each of our officers and directors, as of September 21, 2020; (ii) by each person who is known by us to beneficially own more than 5% of our ordinary shares. The table does not include any preferred shares or ordinary shares that may be issued under the Amended and Restated Rights Plan of the Company. The address of each of the persons set forth below is in care of Hollysys Automation Technologies Ltd., No. 2 Disheng Middle Road, Beijing Economic-Technological Development Area, Beijing, China 100176.

Name & Address of Beneficial Owner	Office, if Any	Title of Class	Amount & Nature of Beneficial Ownership (1)		Percent of Class (2)
Officers and Directors
Chit Nim (Colin) SUNG	Chief Executive Officer and Director	Ordinary Shares	90,000	(3)	*
Steven WANG	Chief Financial Officer	Ordinary Shares	*		*
Lei FANG	Co-Chief Operating Officer	Ordinary Shares	681,471	(4)	1.13%
Yue XU	Co-Chief Operating Officer	Ordinary Shares	*		*
Chunming HE	Chief Technology Officer	Ordinary Shares	*		*
Hongyuan SHI	Chief Human Resource Officer	Ordinary Shares	*		*
Li QIAO	Chairwoman	Ordinary Shares	558,088	(5)	*
Jianyun CHAI	Director	Ordinary Shares	60,000	(6)	*
Kok Peng TEH	Director	Ordinary Shares	*		*
Khiaw Ngoh TAN	Director	Ordinary Shares	*		*
5% Securities Holder
Davis Selected Advisers, L.P.		Ordinary Shares	6,602,765	(7)	10.91%
Eastspring Investments (Singapore) Limited		Ordinary Shares	5,953,707	(8)	9.83%
Ace Lead Profits Limited.		Ordinary Shares	4,144,223	(9)	6.85%

*	Less than 1%.

(1)
Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as otherwise indicated, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)
As of September 21, 2020, a total of 60,537,099 ordinary shares are outstanding pursuant to SEC Rule
13d-3(d)(1).
For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(3)	Including 90,000 restricted shares granted and issued, among which 18,750 restricted shares are not yet vested.
(4)
The securities reported as held indirectly by Mr. Lei FANG through Golden Result Enterprises Limited. The foregoing entity is a BVI entity that is wholly-owned and controlled by Mr. Lei Fang therefore he may be deemed to be the beneficial owner of the ordinary shares held by it.

(5)
Including 528,088 ordinary shares held directly by Acclaimed Insight Investments Ltd, Glory Pearl International Ltd and Time Keep Investment Ltd., each owned and controlled by Ms. Qiao, who is the sole director of each entity as well as 30,000 restricted shares granted and issued, among which 12,500 restricted shares are not yet vested.

(6)	Including 60,000 restricted shares granted and issued, among which 13,750 restricted shares are not yet vested.
(7)	Based on information provided by Davis Selected Advisers, L.P. in Amendment No. 3 to Schedule 13G filed with the SEC on February 13, 2020
(8)	Based on information provided by Eastspring Investments (Singapore) Limited in Amendment No. 4 to Schedule 13G filed with the SEC on February 18, 2020.
(9)
Based on information provided by Ace Lead Profits Limited in Schedule 13D filed on September 26, 2016. See “Risk Factors—Risks Related to Our Business— Our business could be negatively affected by the dispute in connection with the ownership of Ace Lead Profits Limited (“Ace Lead”).”

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
Due from related parties
We sell automation control systems to China Techenergy Co., Ltd. (“China Techenergy”), which are used for non-safety
operations control in the nuclear power industry. China Techenergy is 40% owned by Beijing Hollysys. China Techenergy incorporates our non-safety
automation control systems with their proprietary safety automated control systems to provide an overall automation and control system for nuclear power stations in China. We are not a party to the integrated sales contracts executed between China Techenergy and its customers. Our pro rata shares of the intercompany profits and losses are eliminated until realized through a sale to outside parties, as if China Techenergy were a consolidated subsidiary. As of June 30, 2020, the balance due from China Techenergy was $14.3 million, which balance has not been paid off as of the date of this report.
We sell products to Ningbo Hollysys Intelligent Technologies Co Ltd. (“Ningbo Hollysys”). Ningbo Hollysys incorporates our products with their automated systems to provide an integrated automation and control system to their customer. In addition, we entered into a loan agreement with Ningbo Hollysys amounting to $7.1 million with an annual interest rate of 4.35%. Ningbo Hollysys is 40% directly owned by Hollysys Group Co., Ltd. As of June 30, 2020, the balance due from Ningbo Hollysys was $6.1 million, which balance has not been paid off as of the date of this report.
We also have transactions with other equity investees including Beijing Hollycon Medicine & Technology. Co., Ltd. (“Hollycon”), Beijing Hollysys Machine Automation Co., Ltd. (“Hollysys Machine”) and Hunan LingXiang Maglev Technology Co., Ltd. (“Hunan LingXing”). For more details, please refer to the related parties footnote disclosure in our audited financial statements included in this Annual Report.
Due to related parties
From time to time, we purchase products from China Techenergy. As of June 30, 2020, the balance due from us to China Techenergy was $3.0 million, which balance has not been paid off as of the date of this report.
We also purchase products from Ningbo Hollysys used to provide an integrated automation and control system to our customer. As of June 30, 2020, the balance due from us to Ningbo Hollysys was $0.6 million, which balance has not been paid off as of the date of this report.
Amounts due from and due to the related parties relating to the above transactions are unsecured, non-interest
bearing and repayable on demand excluding the loan to related parties.

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
As a BVI company, we may only declare and pay dividends if our directors are satisfied, on reasonable grounds, that immediately after the distribution (i) the value of our assets will exceed our liabilities and (ii) we will be able to pay our debts as they fall due. On November 11, 2016, we paid 2016 annual dividend of $0.2 per ordinary share. On November 6, 2017, we paid 2017 annual dividend of $0.12 per ordinary share. On November 12, 2018, Company paid 2018 annual dividend of $0.18 per ordinary share. On November 12, 2019, Company paid 2019 annual dividend of $0.21 per ordinary share.
Notwithstanding the understanding that earnings will be accumulated, our ability to pay dividends depends substantially on the receipt of dividends to us by our subsidiaries.
For the PRC subsidiaries, each of them may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and the accounting standards and regulations in China. Pursuant to applicable PRC laws and regulations, 10% of after-tax
profits of each of our consolidated PRC entities are required to be set aside in a statutory surplus reserve fund annually until the reserve balance reaches 50% of such PRC entity’s registered capital. Allocations from these statutory surplus reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — We rely to a significant extent on dividends, loans and other distributions on equity paid by our principal operating subsidiaries in China.”

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
Register
Our company was incorporated in the BVI on February 6, 2006 under the BVI Business Companies Act (as amended), which we refer to as the Act. We filed a Certificate of Change of Name to change our name from HLS Systems International, Inc. to Hollysys Automation Technologies Ltd. on July 17, 2009. On May 26, 2016, the board of directors of the Company, or our Board, approved our Amended and Restated M&A, to exclude the statutory acquisitions of share procedure under Sections 60 and 61 of the Act. Our Amended and Restated M&A became effective upon the registration by the BVI Registrar of Corporate Affairs on May 27, 2016. Our Board believed that this change was desirable and to the benefit of all of our shareholders because it provided Hollysys with increased flexibility of action to purchase its own shares from time to time based on market conditions, stock prices, and other factors without the delay and expense involved in offering to purchase share from all shareholders or obtaining written consent of such purchase from the shareholders as otherwise required under Sections 60 and 61 of the Act.

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

Limitations on Ownership and Voting Rights of Securities
There are no limitations on the right of any person, including non-residents
or foreign persons, to own, or exercise voting rights with respect to, our securities imposed by BVI law or by our Amended and Restated M&A, other than with respect to our Amended and Restated Rights Plan. See “— Takeover provisions” below.
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
Takeover provisions
On August 27, 2010, our Board adopted the Rights Plan that provides for the issuance of one Right for each of our outstanding ordinary shares. In September 2020, we adopted the Amended and Restated Rights Plan which amends and restates the Rights Plan in its entirety. The Amended and Restated Rights Plan extends the expiration date of the Rights Plan from September 27, 2020 to September 27, 2030, decreases the threshold of the triggering event from 20% to 15%, and includes certain modernizing changes to account for certain synthetic equity positions when determining the beneficial ownership of our shareholders. Pursuant to the Amended and Restated Rights Plan, subject to limited exceptions, upon (i) a person or group obtaining ownership of 15% or more of the aggregate total of our ordinary shares then issued and outstanding or (ii) the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the aggregate total of our ordinary shares then issued and outstanding, in each case, without the approval of our Board, each Right will entitle the holders, other than the acquiring person or group, to buy, at a purchase price of $160, one share of our Class A preferred shares (the “Class A Preferred Shares”). Holders are entitled to receive, in lieu of each Class A Preferred Share, ordinary shares having a market value at that time of twice the Right’s exercise price. Our board of directors is entitled to redeem the Rights at $0.001 per Right at any time before the Rights are exercisable. We refer to the person who acquired 15% or more of our outstanding ordinary shares as the “acquiring person.”
The Rights are designed to assure that all of our shareholders receive fair and equal treatment in the event of any proposed takeover and to guard against partial tender offers, open market accumulations, undisclosed voting arrangements and other abusive or coercive tactics to gain control of our company or our board of directors without paying all shareholders a control premium. The Rights may cause substantial dilution to a person or group that acquires 15% or more of the aggregate total of outstanding ordinary shares on terms not approved by our board of directors.

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
Differences in Corporate Law
The company law of the BVI differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the company law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.
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

Taxation in China
We are a holding company incorporated in the BVI, which indirectly holds our equity interests in our PRC operating subsidiaries. The
 PRC Enterprise Income Tax Law
, or the
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
Under the
 Arrangement between the Mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income
, or the Double Taxation Arrangement, effective as of January 1, 2007, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of the PRC company distributing the dividends. Under the aforesaid arrangement, any dividends that our PRC operating subsidiaries pay to their Hong Kong holding companies may be subject to a withholding tax at the rate of 5% if they are not considered to be a PRC “resident enterprise” as described below. However, if the Hong Kong holdings companies are not considered to be the “beneficial owner” of such dividends under the
 Notice Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties promulgated by the State Administration of Taxation on October 27, 2009 (and not a PRC “resident enterprise”), such dividends would be subject to the withholding tax rate of 10%. The withholding tax rate of 5% or 10% applicable will have a significant impact on the amount of dividends to be received by us and ultimately by shareholders.
According to the
 Notice Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties
, the term “beneficial owner” refers to a person who has the right to own and dispose of the income and the rights or properties generated from the said income. The “beneficial owner” may be an individual, a company or any other organization which is usually engaged in substantial business operations. A conduit company is not a “beneficial owner.” The term “conduit company” refers to a company which is usually established for purposes of dodging or reducing taxes, and transferring or accumulating profits. Such a company is only registered in the country of domicile to satisfy the organizational form as required by law, but it does not engage in such substantial business operations as manufacturing, distribution and management.
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
This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of particular circumstances, nor does it address the U.S. federal income tax consequences to persons who are subject to special rules under U.S. federal income tax law, including:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	certain former citizens or long-term residents of the United States;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock;

•	holders who acquired our ordinary shares as compensation or pursuant to the exercise of a stock option;

•	persons who hold our ordinary shares as a position in a hedging transaction, “straddle,” or other risk reduction transaction; or

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
In the event that the Company is deemed to be a PRC resident enterprise for PRC tax purposes, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ordinary shares. See “
Taxation — Taxation in China
.” In that case, a U.S. holder may be eligible to claim a foreign tax credit with respect to any PRC withholding tax imposed on dividends paid by us. However, the foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code and the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the
U.S.-PRC
Tax Treaty, is not entirely clear at this time. U.S. holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the
U.S.-PRC
Tax Treaty.
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
In the event that the Company is deemed to be a PRC resident enterprise for PRC tax purposes, a U.S. holder may be subject to PRC tax on any gain from the sale or other disposition of the ordinary shares. See “
Taxation — Taxation in China
.” In that case, a U.S. holder may be eligible to claim a foreign tax credit with respect to any PRC withholding tax imposed on gain from the sale or other disposition of ordinary shares. However, the foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code and the
U.S.-PRC
Tax Treaty is not entirely clear at this time. U.S. holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the
U.S.-PRC
Tax Treaty.
Unearned Income Medicare Contribution
Certain U.S. holders who are individuals, trusts or estates are required to pay an additional 3.8% tax on net investment income, which includes, among other things, dividends on and capital gains from the sale or other disposition of shares of stock. U.S. holders should consult their own advisors regarding the effect, if any, of this tax provision on their ownership and disposition of our ordinary shares
Passive Foreign Investment Company Rules
.
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
On August 11, 2016, the Board of Directors of the Company approved a regular cash dividend policy pursuant to which future cash dividends are expected to be paid to holders of the Company’s ordinary shares on an annual basis out of funds legally available for such purpose. On September 26, 2016, the Board of Directors declared a regular annual dividend of $0.20 per ordinary share. The dividend was payable on November 11, 2016 to shareholders of record at the close of business on October 26, 2016. On September 25, 2017, the Board of Directors declared a regular annual dividend of $0.12 per ordinary share for 2017. The dividend was paid on November 06, 2017 to shareholders of record at the close of business on October 16, 2017. On September 27, 2018, the Board of Directors declared a regular cash dividend of $0.18 per ordinary share. The dividend was paid on November 12, 2018 to shareholders of record at the close of business on October 22, 2018. On September 27, 2019, the Board of Directors declared a regular cash dividend of $0.21 per ordinary share. The dividend was paid on November 12, 2019 to shareholders of record at the close of business on October 22, 2019. Continental Stock Transfer & Trust aced as the paying agent in respect of the dividend paid in 2016, 2017, 2018 and 2019. The declaration and payment of future dividends, pursuant to the Company’s dividend policy, will be at the discretion of the Board of Directors based on many factors, including but not limited to the Company’s financial conditions, its available cash resources, earnings, capital requirements of its businesses, legal requirements, regulatory constraints, industry practice, and other factors that the Board of Directors deems relevant. Accordingly, there can be no assurance that dividends in the future will be equal or similar in amount to the amounts already declared and paid in the past or that the Board of Directors will not decide to suspend or discontinue, altogether, the payment of cash dividends in the future.

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
may be inspected and copied at the public reference room of the SEC at 100 F. Street, N.E., Washington D.C. 20549. You can also obtain copies of this Annual Report on Form
20-F
by mail from the Public Reference Section of the SEC, 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the SEC’s Internet site at
http://www.sec.gov
. The SEC’s telephone number is
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
Interest Rate Risk
We are exposed to interest rate risk primarily with respect to our bank loans. A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings as of June 30, 2020, would decrease income before income taxes by $0.2 million for the fiscal year ended June 30, 2020. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.
Foreign Exchange Risk
While our reporting currency is the U.S. dollar, 87.4% of our consolidated revenues and consolidated costs and expenses are denominated in RMB, and 92.3% of our assets are denominated in RMB, and the remaining are mainly denominated in SGD. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rates of the U.S. dollar, RMB and SGD. If the RMB or SGD depreciates against the U.S. dollar, the value of our RMB or SGD revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of shareholders’ equity. An average appreciation or depreciation of the RMB against the US dollar of 5% would increase or decrease our comprehensive income by $2,300,383 and $2,542,529, respectively. An average appreciation or depreciation of the SGD against the US dollar of 5% would increase or decrease our comprehensive income by $523,380 or $578,471 respectively, based on our current revenues, costs and expenses, assets, and liabilities denominated in RMB or SGD as of June 30, 2020.

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
On August 27, 2010, our Board adopted the Rights Plan that provides for the issuance of one Right for each of our outstanding ordinary shares. In September 2020, we adopted the Amended and Restated Rights Plan which amends and restates the Rights Plan in its entirety. The Amended and Restated Rights Plan extends the expiration date of the Rights Plan from September 27, 2020 to September 27, 2030, decreases the threshold of the triggering event from 20% to 15%, and includes certain modernizing changes to account for certain synthetic equity positions when determining the beneficial ownership of our shareholders. Pursuant to the Amended and Restated Rights Plan, subject to limited exceptions, upon (i) a person or group obtaining ownership of 15% or more of the aggregate total of our ordinary shares then issued and outstanding or (ii) the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the aggregate total of our ordinary shares then issued and outstanding, in each case, without the approval of our Board, each Right will entitle the holders, other than the acquiring person or group, to buy, at a purchase price of $160, one share of our Class A Preferred Shares, or, in lieu of a Class A Preferred Share, ordinary shares having a market value at that time of twice the Right’s exercise price. Our Board is entitled to redeem the Rights at $0.001 per Right at any time before the Rights are exercisable.
In connection with the adoption of the Rights Plan in 2010, we amended our Memorandum and Articles of Association to increase our authorized shares of Class A Preferred Stock from 10,000,000 shares to 90,000,000 shares, and to provide that directors may only be removed by shareholders for cause.

ITEM 15.	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As required by Rule
13a-15(e)
and
15d-15(e)
under the Securities Exchange Act, our management has carried out an evaluation, with the participation and under the supervision of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2020.
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

Management conducted its evaluation of disclosure controls and procedures under the supervision of our chief executive officer and our chief financial officer. Based upon, and as of the date of this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2020.
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
Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2020. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 framework). Based on our assessment, management believes that, as of June 30, 2020, our internal control over financial reporting was effective based on those criteria.
Our independent registered public accounting firm has audited our internal control over financial reporting as of June 30, 2020 and has issued an attestation report, which appears on page
F-6
of this annual report on Form
20-F.
Changes in Internal Control over Financial Reporting
There has been no change in our internal control procedure over financial reporting during the year that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Ms. Khiaw Ngoh TAN, one of our independent directors and Chair of Audit Committee, meets the criteria for an “audit committee financial expert,” as established by the SEC. Ms. Tan will not be deemed an “expert” for any other purpose, including, without limitation, for purposes of Section 11 of the Securities Act, as a result of being designated or identified as an audit committee financial expert. The designation or identification of Ms. Tan as an audit committee financial expert does not impose on her any duties, obligations or liability that are greater than the duties, obligations and liability imposed on her as a member of our Audit Committee and board of directors in the absence of such designation or identification.

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
filed with the SEC on March 30, 2006 and is incorporated herein by reference. Our Code of Conduct is also posted on the corporate governance page of our website at www.hollysys.com. During the fiscal year ended June 30, 2020, there were no waivers from a provision of our Code of Conduct granted to our directors, officers or employees.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit Fees
Ernst & Young Hua Ming LLP was our principal accountant for the fiscal years ended June 30, 2020 and 2019. The aggregate fees incurred for fiscal years ended June 30, 2020 and 2019 were $1,288,479 and $1,281,776, respectively. The fees were related to the audit of our annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings.
Audit-Related Fees
The audit-related fees include fees for services rendered related to our quarterly financial information for the fiscal years ended June 30, 2020 and 2019 were $85,363 and $265,119, respectively.
Tax Fees
The aggregate fees incurred in the fiscal years ended June 30, 2020 and 2019 for tax services rendered were $25,361 and $26,739, respectively. The tax service includes tax compliance and tax advice.

All Other Fees
No other fees were incurred in each of the fiscal years ended June 30, 2020 and 2019 for services provided by the principal accountant, other than the services reported above under other captions of this Item 16C.
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
As described under Item 16G, between July 7, 2020 and September 1, 2020, relying on home country practice, our Audit Committee consisted of two members (both of whom are independent directors) instead of three members as required under NASDAQ listing rules. Our Audit Committee currently consists of three independent directors. Other than above, we have not asked for, nor have we been granted, an exemption from the applicable listing standards for our Audit Committee.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
There were no purchases of equity securities by us or by any of our affiliates during the period covered by this Annual Report.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.

ITEM 16G.	CORPORATE GOVERNANCE
We are incorporated in the BVI and our corporate governance practices are governed by applicable BVI law as well as our memorandum and articles of association. In addition, because our ordinary shares are listed on NASDAQ, we are subject to NASDAQ’s corporate governance requirements.

NASDAQ Listing Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year end. NASDAQ Listing Rule 5635(c) also requires each issuer to obtain shareholders’ approval when a plan or other equity compensation arrangement is established or materially amended. However, NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. We follow home country practice with respect to annual meetings and did not hold an annual shareholder meeting in fiscal 2019. Our BVI counsel, has provided a letter to NASDAQ certifying that under BVI law, we are not required to hold annual shareholder meetings. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.
Maples and Calder has also provided a letter to NASDAQ certifying that under BVI law, we are not required to seek shareholder approval for the establishment of our equity compensation plans. In 2015, we followed home country practice with respect to the adoption of our 2015 Equity Plan without seeking shareholder approval.
In addition, between July 7, 2020 and September 1, 2020, we followed home country practice with respect to the requirements on majority independent board and the audit committee composition under NASDAQ Listing Rule 5605. On September 1, 2020, as a result of the appointments of Dr. Teh and Ms. Tan as our independent directors and members of the audit committee, we resumed our compliance with the above Nasdaq rules.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
Our Audited Financial Statements for the Years Ended June 30, 2020, 2019 and 2018 are included at the end of this annual report.

ITEM 19.	EXHIBITS

Number	Description

1.1	Amended and Restated Memorandum and Articles of Association (Incorporated by reference to Exhibit 3.1 of the Form 6-K filed with the Securities and Exchange Commission on May 31, 2016).

2.1
Amended and Restated Rights Agreement, dated as of September 24, 2020, Hollysys Automation Technologies Ltd. and Continental Stock Transfer & Trust Company, as Rights Agent, which includes the Form of Right Certificate as Exhibit A and the Summary of Rights as Exhibit B (Incorporated by reference to Exhibit 4.1 of the Form 6-K/A filed with the Securities and Exchange Commission on September 28, 2020).

2.2	Description of Rights of Ordinary Shares Registered Pursuant to Section 12 of the Exchange Act as of June 30, 2020

4.1
Form of Employment Agreement between the Company and its executive officers. (Incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F for the fiscal year ended June 30, 2018 filed with the Securities and Exchange Commission on September 21, 2018).

8.1	List of Subsidiaries

11.1
Code of Ethics (included as Annex G to the Proxy Statement/Prospectus contained in Registration Statement on Form S-4 filed with the Securities and Exchange Commission on March 30, 2006 and incorporated by reference herein)

12.1	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Ernst & Young Hua Ming LLP

99.1
Hollysys Automation Technologies Ltd. 2015 Equity Incentive Plan (Incorporated by reference to Exhibit 99.1 of the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 18, 2015).

101.INS	XBRL Instant Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBLR Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Furnished with this annual report on Form 20-F

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

/s/ Chit Nim (Colin) Sung
Chit Nim (Colin) Sung
Chief Executive Officer

Date: September 28, 2020

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Hollysys Automation Technologies Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Hollysys Automation Technologies Ltd. (the “Company”) as of June 30, 2019 and 2020, the related consolidated statements of comprehensive income, cash flows and stockholders’ equity for each of the three years in the period ended June 30, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2020, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of June 30, 2020, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated September 28, 2020 expressed an unqualified opinion thereon.
Adoption of New Accounting Standard
As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for revenue from contracts with customers using a modified retrospective method in the year ended June 30, 2019.
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

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Estimation of expected total costs of integrated solutions contracts

Description of the Matter
During the year ended June 30, 2020, the Company recognized revenue generated from integrated solutions contracts of US$414,272 thousands. As discussed in Note 2 of the consolidated financial statements, revenues generated from integrated solutions contracts are recognized over time based on a cost-to-cost method. The extent of progress towards completion is determined by dividing costs incurred to date by the total amount of costs expected to be incurred for the integrated solutions contracts. The Company reviews and updates the estimated total costs of the contracts at least annually. Revisions to contract revenue and estimated total costs of the contracts are made in the period in which the facts and circumstances that cause the revision become known and are accounted for as changes in estimates.

Auditing the estimated total costs of integrated solutions contracts was complex due to the significant estimation uncertainty in management’s determination of the expected total costs, which is principally comprised of the following significant assumptions regarding the Company’s future efforts or inputs: direct costs of equipment and materials and direct labor costs. The significant estimation uncertainty is primarily due to the long construction periods and the sensitivity of these assumptions to the determination of the extent of progress towards completion and estimated total costs of integrated solutions contracts, as they both impact revenue and gross profit realization. The significant assumptions are forward-looking and could be affected by future economic and market conditions and changes in the level of effort and costs required to complete the integrated solutions contracts. The total costs incurred may not always be proportionate to the entity’s progress in satisfying their performance obligations. Changes in the estimated total costs affects the revenue recognized in the current period and in future periods.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management’s process to determine the estimated total costs of integrated solutions contracts. For example, we tested controls over management’s review of the key assumptions and inputs used to determine the estimated total costs at initial set up of the contract and management’s review of the subsequent revisions made to the estimated total costs.

To test estimated total costs of the integrated solutions contracts, our audit procedures included, among others, reviewing the key terms and conditions of a sample of contracts, and evaluating the reasonableness of management’s assumptions discussed above by comparing the inputs to the Company’s historical data or experience for similar contracts and customer specifications. In addition, we recalculated estimated total costs and the extent of progress towards completion as of year-end for a sample of integrated solution contracts and compared them to the Company’s computations. For revisions made to the estimated total costs, we evaluated the reasonableness of the subsequent changes by comparing the revised inputs to the approved changed orders and/or supplemental contracts and recalculated the revised estimated costs.

Valuation of goodwill for the Bond Group reporting unit

Description of the Matter
At June 30, 2020, the Company’s consolidated goodwill, net of impairment charge, was US$1,460 thousands. As discussed in Notes 2 and 10 of the consolidated financial statements, goodwill is tested for impairment at least annually at the reporting unit level, or more frequently if indicators of impairment exist. Due to downward revision of forecasted future profits of the Bond Group reporting unit to reflect the impact of COVID-19, the Company determined it was more-likely-than-not that an impairment existed and performed a quantitative goodwill impairment test as of June 30, 2020. The Company performed the two-step quantitative goodwill impairment test with the assistance of an independent third-party appraiser and estimated the fair value of the reporting unit using a discounted cash flow approach. As a result, the Company recorded a full impairment charge of US$35,767 thousands attributable to its Bond Group reporting unit.

Auditing management’s annual goodwill impairment test for the Bond Group reporting unit was complex and highly judgmental due to the significant estimation required by management in forecasting the amount and timing of expected future cash flows and the underlying assumptions used in the discounted cash flow approach to determine the fair value of the Bond Group reporting unit. In particular, the fair value estimate was sensitive to significant assumptions, such as forecasted revenue growth rates, gross profit margins and discount rates. These significant assumptions are forward looking and could be materially affected by future market or global economic conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment review process, including controls over management’s review of the significant assumptions described above and its cash flow forecasts.

To test the estimated fair value of the Bond Group reporting unit, we performed audit procedures that included, among others, involving our valuation specialists to assist in assessing the Company’s valuation methodology and benchmarking the discount rates used by management to comparable companies. We assessed the reasonableness of the Company’s assumptions around forecasted revenue growth rates and gross profit margins, by comparing those assumptions to recent historical performance and current economic and industry trends. We recalculated the reporting unit’s fair value based on management’s significant assumptions and compared it to the carrying value. We also performed sensitivity analyses of the significant assumptions to evaluate the impact on the change in the implied fair value of goodwill for the reporting unit that would result from changes in the significant assumptions.

/s/ Ernst & Young Hua Ming LLP
We have served as the Company’s auditor since 2012.
Beijing, The People’s Republic of China
September 28, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Hollysys Automation Technologies Ltd.
Opinion on Internal Control Over Financial Reporting
We have audited Hollysys Automation Technologies Ltd.’s internal control over financial reporting as of June 30, 2020, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Hollysys Automation Technologies Ltd. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of June 30, 2020, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of June 30, 2019 and 2020, the related consolidated statements of comprehensive income, cash flows and stockholders’ equity for each of the three years in the period ended June 30, 2020, and the related notes and our report dated September 28, 2020 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young Hua Ming LLP
Beijing, The People’s Republic of China
September 28, 2020

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In US dollars thousands except for number of shares and per share data)

		June 30,
	Notes	2019	2020
ASSETS
Current assets:
Cash and cash equivalents		$332,509	$288,782
Time deposits with original maturities over three months		145,139	324,949
Restricted cash		22,260	8,663
Accounts receivable, net of allowance for doubtful accounts of $47,162 and $41,618 as of June 30, 2019 and 2020, respectively	4	282,594	242,449
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $6,981 and $6,150 as of June 30, 2019 and 2020, respectively	5	197,955	186,879
Accounts receivable retention	6	5,468	6,088
Other receivables, net of allowance for doubtful accounts of $4,879 and $6,224 as of June 30, 2019 and 2020, respectively		27,109	28,257
Advances to suppliers		12,901	17,255
Amounts due from related parties	22	36,295	21,444
Inventories	3	42,983	48,210
Prepaid expenses		644	648
Income tax recoverable		3,621	870

Total current assets		1,109,478	1,174,494

Non-current assets:
Restricted cash		3,618	21,652
Costs and estimated earnings in excess of billings		—	2,309
Accounts receivable retention	6	6,390	4,717
Prepaid expenses		2	6
Property, plant and equipment, net	7	76,006	78,050
Prepaid land leases	8	16,599	15,742
Intangible assets, net	9	1,383	1,713
Investments in equity investees	11	40,386	41,133

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS

–

continued
(In US dollars thousands except for number of shares and per share data)

		June 30,
	Notes	2019	2020
Investments securities	11	4,776	4,640
Goodwill	10	37,054	1,460
Deferred tax assets	19	13,725	8,909
Operating lease right-of-use assets	20	—	6,010

Total non-current assets		199,939	186,341

Total assets		$1,309,417	$1,360,835

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities (including amounts of the VIE without recourse to the primary beneficiary of $17,776 and $6,919 as of June 30, 2019 and 2020, respectively):
Derivative financial liability	15	$758	$—
Short-term bank loans	13	1,909	—
Current portion of long-term loans	14	20,310	320
Accounts payable		110,384	117,460
Construction costs payable		94	2,350
Deferred revenue		141,385	139,242
Accrued payroll and related expenses		14,512	17,245
Income tax payable		2,541	3,142
Warranty liabilities	12	8,039	6,604
Other tax payables		665	3,279
Accrued liabilities		35,507	31,595
Amounts due to related parties	22	5,395	3,576
Operating lease liabilities	20	—	2,489

Total current liabilities		341,499	327,302

Non-current liabilities (including amounts of the VIE without recourse to the primary beneficiary of nil and nil as of June 30, 2019 and 2020, respectively):
Accrued liabilities		3,530	5,635
Long-term loans	14	978	15,780
Accounts payable		—	2,530
Deferred tax liabilities	19	12,173	13,940
Warranty liabilities	12	4,077	3,460
Operating lease liabilities	20	—	3,302

Total non-current liabilities		20,758	44,647

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS

–

continued
(In US dollars thousands except for number of shares and per share data)

		June 30,
	Notes	2019	2020
Total liabilities		362,257	371,949

Commitments and contingencies	23	—	—

Stockholders’ equity:	16
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 60,342,099 shares and 60,537,099 shares issued and outstanding as of June 30, 2019 and 2020, respectively		60	61
Additional paid-in capital		223,634	224,043
Statutory reserves		48,698	49,423
Retained earnings		708,515	774,473
Accumulated other comprehensive income		(35,521)	(63,517)

Total Hollysys Automation Technologies Ltd. stockholders’ equity		945,386	984,483

Non-controlling interests		1,774	4,403

Total equity		947,160	988,886

Total liabilities and equity		$1,309,417	$1,360,835

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In US dollars thousands except for number of shares and per share data)

		Year ended June 30,
	Notes	2018	2019	2020
Net revenues
Integrated solutions contracts revenue (including revenue from related parties of $996, $1,323 and $227 for the years ended June 30, 2018, 2019 and 2020, respectively)		$466,461	$467,371	$414,272
Product sales (including revenue from related parties of $10,834, $10,287 and $3,003 for the years ended June 30, 2018, 2019 and 2020, respectively)		40,233	33,102	20,144
Revenue from services		34,074	69,868	68,911

Total net revenues		540,768	570,341	503,327

Costs of integrated solutions contracts (including purchases from related parties of $88, nil and $1,400 for the years ended June 30, 2018, 2019 and 2020, respectively)		314,233	325,523	281,818
Costs of products sold (including purchases from related parties of $5, $706 and $177 for the years ended June 30, 2018, 2019 and 2020, respectively)		10,770	7,571	5,456
Costs of services rendered		9,885	26,081	25,485

Gross profit		205,880	211,166	190,568

Operating expenses
Selling		27,158	28,926	30,642
General and administrative		46,323	40,701	39,114
Goodwill impairment charge		—	11,623	35,767
Research and development (including resea rch and development from related parties of nil, nil and $655 for the years ended June 30, 2018, 2019 and 2020, respectively)		36,605	37,025	41,876
VAT refunds and government subsidies		(24,450)	(30,735)	(26,259)

Total operating expenses		85,636	87,540	121,140

Income from operations		120,244	123,626	69,428

Other income, net (including other income from related parties of $731, $2,520 and $3,414 for the years ended June 30, 2018, 2019 and 2020, respectively)		4,349	2,710	4,683

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

–

continued
(In US dollars thousands except for number of shares and per share data)

		Year ended June 30,
	Notes	2018	2019	2020
Foreign exchange (loss) gain		(1,099)	(1,161)	599
Gains on deconsolidation of subsidiaries where the Company retains an equity interest		—	5,768	—
Gains on disposal of an investment in an equity investee		—	—	5,763
Share of net (losses) income of equity investees		(1,571)	404	3,131
Interest income		7,318	11,839	13,060
Interest expenses		(692)	(575)	(306)
Dividend income from equity investments		1,093	1,112	1,139

Income before income taxes		129,642	143,723	97,497

Income tax expenses	19	22,205	18,184	18,171

Net income		107,437	125,539	79,326

Less: Net income (losses) attributable to non-controlling interests		276	278	(70)

Net income attributable to Hollysys Automation Technologies Ltd.		$107,161	$125,261	$79,396

Other comprehensive income, net of tax of nil
Translation adjustments		$17,410	$(31,602)	$(28,313)

Comprehensive income		124,847	93,937	51,013

Less: Comprehensive income (loss) attributable to non-controlling interests		280	17	(387)

Comprehensive income attributable to Hollysys Automation Technologies Ltd.		$124,567	$93,920	$51,400

Net income per share:
Basic	21	$1.77	2.07	1.31
Diluted	21	$1.75	2.05	1.31

Shares used in net income per share computation:
Basic		60,434,019	60,456,524	60,478,717
Diluted		61,248,565	61,273,884	60,609,242

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US dollars thousands)

	Year ended June 30,
	2018	2019	2020
Cash flows from operating activities:
Net income	$107,437	$125,539	$79,326
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	8,217	7,879	8,483
Amortization of prepaid land leases	270	264	384
Amortization of intangible assets	801	311	300
Allowance for doubtful accounts	8,033	2,119	690
(Gain) loss on disposal of long-lived assets	(2,053)	13	(67)
Impairment loss on property, plant and equipment	—	—	17
Goodwill impairment charge	—	11,623	35,767
Share of net loss (income) of equity investees	1,571	(404)	(3,131)
Dividends received from an equity investee	—	3,865	—
Gains on deconsolidation of subsidiaries where the Company retains an equity interest	—	(5,768)	—
Gains on disposal of an investment of an equity investee	—	—	(5,763)
Share-based compensation expenses	1,207	238	410
Deferred income tax (benefit) expenses	(1,525)	(6,197)	6,414
Accretion of convertible bond	230	230	57
Fair value adjustments of a bifurcated derivative	(75)	346	—
Changes in operating assets and liabilities:
Accounts receivable and retention	(28,283)	(33,782)	30,894
Costs and estimated earnings in excess of billings	1,817	(2,757)	3,186
Inventories	(11,429)	(3,773)	(6,474)
Advances to suppliers	232	(5,357)	(4,745)
Other receivables	(9,973)	2,647	(1,897)
Prepaid expenses	(84)	62	(19)
Due from related parties	1,286	6,600	11,988

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

–

continued
(In US dollars thousands)

	Year ended June 30,
	2018	2019	2020
Accounts payable	4,113	(14,027)	15,010
Deferred revenue	28,150	10,836	1,825
Accruals and other payable	(3,163)	11,488	(1,663)
Due to related parties	3,023	(1,494)	(1,819)
Income tax payable	(1,124)	1,740	3,335
Other tax payables	(2,959)	(11,720)	2,616

Net cash provided by operating activities	$105,719	$100,521	$175,124

Cash flows from investing activities:
Time deposits placed with banks	(179,194)	(256,328)	(426,846)
Maturity of time deposits	137,839	245,880	242,174
Purchases of property, plant and equipment	(2,304)	(3,488)	(8,098)
Prepayments for land lease	—	(7,099)	—
Proceeds from disposal of property, plant and equipment	376	301	983
Investments made in equity investees	(5,882)	—	—
Dividends received in excess of cumulative equity in earnings from an equity investee	—	8,920	—
Deconsolidation of subsidiary , net of cash disposed	—	(1,878)	—
Acquisition of a subsidiary, net of cash acquir ed	(583)	—	(251)
Purchase of equity investments	—	(740)	—
Proceeds received from disposal of equity investments	—	4,544	4,458

Net cash used in investing activities	(49,748)	(9,888)	(187,580)

Cash flows from financing activities:
Proceeds from short-term bank loans	$5,942	$5,908	$2,371
Repayments of short-term bank loans	(11,334)	(6,875)	(4,243)
Proceeds from long-term bank loans	984	730	15,423
Repayments of long-term bank loans	(548)	(512)	(437)
Capital contributions from a subsidiaries’ non-controlling interest shareholders	—	1,456	2,139
Payment of dividends	(7,241)	(10,862)	(12,713)
Principal repayment of convertible bond	—	—	(20,753)

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

–

continued
(In US dollars thousands)

	Year ended June 30,
	2018	2019	2020
Net cash used in financing activities	(12,197)	(10,155)	(18,213)

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	5,839	(9,400)	(8,621)

Net increase (decrease) in cash, cash equivalents and restricted cash	$49,613	$71,078	$(39,290)

Cash, cash equivalents and restricted cash, beginning of year	237,696	287,309	358,387

Cash, cash equivalents and restricted cash, end of year	$287,309	$358,387	$319,097

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	265,675	332,509	288,782
Current portion of restricted cash	20,233	22,260	8,663

Non-current portion of restricted cash	1,401	3,618	21,652

Total cash, cash equivalents and restricted cash	287,309	358,387	319,097

Supplemental disclosures of cash flow information:
Interest expense paid	$462	$575	$306
Income tax paid	$24,896	$24,855	$8,772

Supplemental disclosures of non-cash information:
Acquisition of property, plant and equipment included in construction costs payable and accrued liabilities	$4,374	$3,205	$6,759
Acquisition of equity interest with non-cash consideration	$2,345	$—	$—
Disposal of shares of a subsidiary	$—	$4,110	$—

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In US dollars thousands except for number of shares)

	Ordinary shares		Additional paid-in capital	Statutory reserves	Retained earnings	Accumulated other comprehensive income	Total Hollysys Automation Technologies Ltd. stockholders’ equity	Non- controlling interest	Total equity
Balance at June 30, 2017	60,342,099	$60	$222,189	$41,130	$482,999	$(22,859)	$723,519	$21	$723,540

Share-based compensation	—	—	1,207	—	—	—	1,207	—	1,207
Net income for the year	—	—	—	—	107,161	—	107,161	276	107,437
Appropriations to statutory reserves	—	—	—	4,840	(4,840)	—	—	—	—
Dividend paid	—	—	—	—	(7,241)	—	(7,241)	—	(7,241)
Translation adjustments	—	—	—	—	—	17,406	17,406	4	17,410

Balance at June 30, 2018	60,342,099	$60	$223,396	$45,970	$578,079	$(5,453)	$842,052	$301	$842,353

Cumulative effect of change in accounting principle (Note 2)	—	—	—	—	18,765	—	18,765	—	18,765
Share-based compensation	—	—	238	—	—	—	238	—	238
Net income for the year	—	—	—	—	125,261	—	125,261	278	125,539
Appropriations to statutory reserves	—	—	—	2,728	(2,728)	—	—	—	—
Dividend paid	—	—	—	—	(10,862)	—	(10,862)	—	(10,862)
Deconsolidation of a subsidiary	—	—	—	—	—	1,273	1,273	—	1,273
Capital contribution from a subsidiary’s non-controlling interest shareholder	—	—	—	—	—	—	—	1,456	1,456
Translation adjustments	—	—	—	—	—	(31,341)	(31,341)	(261)	(31,602)

Balance at June 30, 2019	60,342,099	$60	$223,634	$48,698	$708,515	$(35,521)	$945,386	$1,774	$947,160

Issuance of ordinary shares	195,000	1	(1)	—	—	—	—	—	—
Share-based compensation	—	—	410	—	—	—	410	—	410
Net income for the year	—	—	—	—	79,396	—	79,396	(70)	79,326
Appropriations to statutory reserves	—	—	—	725	(725)	—	—	—	—
Dividend paid	—	—	—	—	(12,713)	—	(12,713)	—	(12,713)
Capital contribution from subsidiaries’ non-controlling interest shareholders	—	—	—	—	—	—	—	3,016	3,016
Translation adjustments	—	—	—	—	—	(27,996)	(27,996)	(317)	(28,313)

Balance at June 30, 2020	60,537,099	$61	$224,043	$49,423	$774,473	$(63,517)	$984,483	$4,403	$988,886

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020
(Amounts in thousands except for number of shares and per share data)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 -     ORGANIZATION AND BUSINESS BACKGROUND
Hollysys Automation Technologies Ltd. (“Hollysys” or the “Company”) was established under the laws of the British Virgin Islands (“BVI”) on February 6, 2006.
As of June 30, 2020, the Company had subsidiaries incorporated in countries and jurisdictions including the People’s Republic of China (“PRC”), Singapore, Malaysia, Macau, Hong Kong, BVI, India, Qatar and Indonesia.
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
In November 2015, CECL was established in Doha, Qatar, by CCPL, a wholly-owned subsidiary of the Company incorporated under the laws of Singapore, and a Qatar citizen as a nominee shareholder, with 49% and 51% of equity interest in CECL, respectively. Through a series of contractual arrangements signed in November 2015 and September 2016, CCPL is entitled to appoint a majority of the directors of CECL who have the power to direct the activities that significantly impact CECL’s economic performance. In addition, CCPL is entitled to 95% of the variable returns or loss from CECL’s operations. In accordance with ASC 810,
Consolidation
, despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between CCPL and CECL through the series of contractual arrangements and CCPL is considered the primary beneficiary of CECL, which is a VIE. Therefore, CECL was consolidated by the Company since inception.
The following tables set forth the financial statement balances and amounts of the VIE that were included in the consolidated financial statements:

	June 30,
	2019	2020
Current assets	$23,946	$9,708
Non-current assets	167	183

Total assets	24,113	9,891

Current liabilities	$17,776	$6,919

Total liabilities	17,776	6,919

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

	Year ended June 30,
	2019	2020
Net revenue	$32,751	$981
Cost of revenue	25,527	(2,147)
Net profit	5,521	3,128
Net cash (used in) provided by operating activities	(4,829)	1,120
Net cash used in investing activities	—	—
Net cash provided by financing activities	$—	$—
As of June 30, 2020, the current assets of the VIE included amounts due from subsidiaries of the Group amounting to $7,385 (June 30, 2019: $3,506), and the current liabilities of the VIE included amounts due to subsidiaries of the Group amounting to
$
267 (June 30, 2019: nil), which were all eliminated upon consolidation by the Company. Creditors of the VIE do not have recourse to the general credit of the Company for the liabilities of the VIE. The Company is obligated to absorb the VIE’s expected losses and to provide financial support to the VIE if required. For the years ended June 30, 2019 and 2020, the Company has not provided financial support other than that which it was contractually required to provide. The Company believes that there are no assets of the VIE that can be used only to settle obligations of the VIE.
In July 2017, Bond Corporation Pte. Ltd (“BCPL”), a wholly-owned Singapore subsidiary of the Company, and a Malaysian citizen (the “Trustee”) entered into a trust deed, under which, 49.1% of BCPL’s equity interests in Bond M & E Sdn. Bhd. (“BMJB”), a Malaysian company, which previously was a 100% subsidiary of BCPL, was transferred to the Trustee. According to the trust deed, all of the beneficial interests in BMJB belong to BCPL and the Trustee shall hold the legal title of the transferred shares in
trust for and act on behalf of BCPL absolutely. Any dividend, interest and other benefits received or receivable by the Trustee will be transferred to BCPL. The Trustee shall exercise the managerial rights and voting power in a manner directed by a prior written notice from BCPL. The Trustee shall be obligated to vote in the same manner as BCPL in the absence of any written notice. In addition, an undated Form of Transfer of Securities with the transferee’s name left blank was duly executed by the Trustee and delivered to BCPL. Therefore, BCPL can transfer the 49.1% of equity interests to any party at any time without further approval by the Trustee. Accordingly, the Company believes it holds all beneficial rights, obligation and the power of the 100% equity interest in BMJB, and therefore consolidates BMJB in
 its consolidated financial statements.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
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
Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management evaluates estimates, including those related to the expected total costs of integrated solutions contracts and service contracts, allowance for doubtful accounts, fair value of bifurcated derivative, fair value of the retained equity interest of a former subsidiary, warranties, valuation allowance of deferred tax assets
,
impairment of goodwill and other long-lived assets
,
goodwill related to
the
acquisition of Shandong Lukang Pharmaceutical Engineering Design Co., Ltd (“Shandong Lukang”), provision for loss contract
s
, incremental borrowing rate (“IBR”) for operating leases and net realizable value of inventory. Management’s estimates

are
based
 on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ materially from those estimates.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

Foreign currency translations and transactions
The Company’s functional currency is the United States dollars (“US dollars” or “$”); whereas the Company’s subsidiaries and VIE use the primary currency of the economic environment in which their operations are conducted as their functional currency. According to the criteria of Accounting Standards Codification (“ASC”) Topic 830,
Foreign currency matters
(“ASC 830”), the Company uses the US dollars as its reporting currency.
The Company translates the assets and liabilities into US dollars using the rate of exchange prevailing at the balance sheet date, and the consolidated statements of comprehensive income are translated at average rates during the reporting period. Adjustments resulting from the translation of financial statements from the functional currency into US dollars are recorded in stockholders’ equity as part of accumulated other comprehensive income. Transactions dominated in currencies other than the functional currency are translated into functional currency at the exchange rates prevailing on the transaction dates, and the exchange gains or losses are reflected in the consolidated statements of comprehensive income for the reporting period.
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
(“ASC 805”). The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling
interests. The excess of (i) the total cost of the acquisition, fair value of the non-controlling
interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income.
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
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

Acquisition-related costs are recognized as general and administrative expenses in the consolidated

statements of comprehensive income as incurred.
Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. All highly liquid investments that are readily convertible to known amounts of cash with original stated maturities of three months or less are classified as cash equivalents.
Time deposits with original maturities over three months
Time deposits with original maturities over three months consist of deposits placed with financial institutions with original maturity terms from four months to one year. As of June 30, 2020, $306,322, $16,127, and $2,500 of time deposits with original maturities over three months were placed in financial institutions in the PRC, Singapore, and Malaysia, respectively. As of June 30, 2019, $137,036, $7,403, and $700 of time deposits with original maturities over three months were placed in financial institutions in the PRC, Singapore, Malaysia, respectively.
Restricted cash
Restricted cash mainly consists of the cash deposited in banks pledged for performance guarantees or bank loans. These cash balances are not available for use until these guarantees are expired or cancelled, or the loans are repaid.
Revenue recognition
Integrated solutions contracts
Revenues generated from designing, building, and delivering customized integrated industrial automation systems are recognized over time as customer simultaneously receives and consumes the benefits provided by the Company’s performance as it occurs or because the customers control the related asset as it is created or enhanced. The contracts for designing, building, and delivering customized integrated industrial automation systems are legally enforceable and binding agreements between the Company and customers. The duration of contracts depends on the contract size and ranges from six months to five years excluding the warranty period. The majority of the contract duration is longer than one year.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

Revenue generated from mechanical and electrical solution contracts for the construction or renovation of buildings, rail or infrastructure facilities are also recognized over time as customer simultaneously receives and consumes the benefits provided by the Company’s performance as it occurs or because the customers control the related asset as it is created or enhanced. The contracts for mechanical and electrical solution are legally enforceable and binding agreements between the Company and customers. The duration of contracts depends on the contract size and the complexity of the construction work and ranges from six months to three years excluding the warranty period. The majority of the contract duration is longer than one year.
In accordance with ASC Topic 606,
Revenue from Contract with Customers
(“ASC 606”), recognition is based on an estimate of the income earned to date, less income recognized in earlier periods. Extent of progress toward completion is measured using the cost-to-cost
method where the progress (the percentage complete) is determined by dividing costs incurred to date by the total amount of costs expected to be incurred for the integrated solutions contracts. The Company’s estimates of total costs expected to be incurred for an integrated solutions contract include assumptions regarding the Company’s future effort or input such as direct costs of equipment and materials and direct labor costs. Significant estimation uncertainty exists due to the long construction periods and sensitivity of these assumptions to extent of progress towards completion and estimated total costs of integrated solutions contracts, as both impact revenue and gross profit realization. The significant assumptions are forward-looking and could be affected by future economic and market conditions and changes in the level of efforts and costs required to complete the integrated solutions contracts. The total costs incurred may not always be proportionate to the entity’s progress in satisfying their performance obligations. Changes in the estimated total costs affects the revenue recognized in the current period and in future periods.
 Provisions, if any, are made in the period when anticipated losses become evident on uncompleted contracts.
The Company reviews and updates the estimated total costs of the contracts at least annually. Revisions to contract revenue and estimated total costs of the contracts are made in the period in which the facts and circumstances that cause the revision become known and are accounted for as changes in estimates. Unapproved change orders are considered claims.
Claims are recognized only when it has been awarded by customers. Excluding the impact of change orders, if the estimated total costs of integrated solutions contracts, which were revised during the years ended June 30, 2018, 2019 and 2020, had been used as a basis of recognition of integrated solutions contracts revenue since the contract commencement, net income for the years ended June 30, 2018, 2019 and 2020 would have been decreased by $
10,466
,

$
14,019
,

and $
14,181
,

respectively; basic net income per share for years ended June 30, 2018, 2019 and 2020 would have been decreased by $
0.17
, $
0.23
,

and $
0.23
,

respectively; and diluted net income per share for the years ended June 30, 2018, 2019 and 2020, would have decreased by $
0.17
, $
0.23
,

and $
0.23
,

respectively. Revisions to the estimated total costs for the years ended June 30, 2018, 2019 and 2020 were made in the ordinary course of business.
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
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

The Company generally recognizes 100% of the contractual revenue when the customer acceptance has been obtained and no further major costs are estimated to be incurred, and normally this is also when the warranty period commences. Revenues are presented net of value-added tax collected on behalf of the government.
Product sales
The Company’s products mainly include hardware and software. Revenue generated from sales of products is recognized when control of promised goods is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods. Revenues are presented net of value-added tax collected on behalf of the government.
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
Excluding the impact of change orders, if the estimated total costs of service contracts, which were revised during the year ended June 30, 2020, had been used as a basis of recognition of service contract revenue since the contract commencement, net income for the years ended June 30, 2019 and 2020 would have been decreased by $2,641 and $4,603
,
respectively; basic net income per share for years ended June 30, 2019 and 2020 would have been decreased by $0.04 and $0.08, respectively; and diluted net income per share for the years ended June 30, 2019 and 2020, would have decreased by $0.04 and $0.08, respectively. Revisions to the estimated total costs for the years ended June 30, 2019 and 2020 were made in the ordinary course of business.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

Contract assets
Contract assets include amounts that represent the rights to receive payment for goods or services that have been transferred to the customer, with the rights conditional upon something other than the passage of time. Accordingly, the Company include the following in the contract assets: (i) unbilled amounts resulting from revenue recognized exceeding amounts billed to customers for integrated solutions contracts and maintenance service contracts using the cost-to-cost
method, which are recorded in the balance sheet as costs and estimated earnings in excess of billing
;

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
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
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
Property, plant and equipment, net
Property, plant and equipment, other than construction in progress, are recorded at cost and are stated net of accumulated depreciation and impairment, if any. Depreciation expense is determined using the straight-line method over the estimated useful lives of the assets as follows:

Buildings	30 - 50 years
Machinery	5 - 10 years
Software	3 - 10 years
Vehicles	5 - 10 years
Electronic and other equipment	3 - 10 years

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
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
The estimated useful lives for the intangible assets are as follows:

Category	Estimated useful life
Patents and copyrights	5 - 10 years

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

Residual values are considered nil.
Goodwill
Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. The Company assesses goodwill for impairment in accordance with ASC subtopic
350-20,
Intangibles – Goodwill and Other
(“ASC
350-20”),
which requires that goodwill is not amortized but to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events as defined by ASC
350-20.
The Company’s goodwill outstanding at June 30, 2020 was related to the acquisitions of Beijing Hollysys Industrial Software Company Ltd (“Hollysys Industrial Software
”) and Shandong Lukang
.
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
The Company elected to assess goodwill for impairment using the two-step
process for Concord Group for the years ended June 30, 2018 and 2019, with the assistance of a third-party appraiser. The judgment in estimating the fair value of Concord Group includes forecasts of the amount and timing of expected future cash flows, which are based on management’s best estimates of forecasted revenue, gross profit, operating expenses, future capital expenditures and working capital levels, as well as the discount rate, which is determined using the Weighted Average Cost of Capital and Capital Asset P
ricing
Model
approach and the selection of comparable companies operating in similar businesses.

The carrying amount of Concord Group exceeded its fair value as of June 30, 2019, and a goodwill impairment charge of $11,623 was recorded in the consolidated statement of comprehensive income for the year ended June 30, 2019 based on results of the second step of the goodwill impairment test (note 10).

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

Due to downward revision
 of
forecasted future profits, the Company determined it was more likely than not that an impairment existed within the
Bond
Group
reporting unit and performed a quantitative goodwill impairment test as of June 30,
2020
. The Company performed the two-step quantitative goodwill impairment test with the assistance of an independent third-party appraiser and estimated the fair value of the reporting unit using a discounted cash flow approach.

Significant management judgment and estimation are involved in forecasting the amount and timing of expected future cash flows and the underlying assumptions used in the discounted cash flow approach to determine the fair value of the Bond Group reporting unit. In particular, the fair value estimate is sensitive to significant assumptions, such as forecasted revenue growth rates, gross profit margins and discount rates, which is determined using the Weighted Average Cost of Capital and Cap
i
tal Asset Pricing Model
approach and the selection of comparable companies operating in similar businesses. These significant assumptions are forward looking and could be materially affected by future market or global economic conditions. As a result, the Company recorded a full impairment charge of
US
$
35,767
attributable to its Bond Group
reporting unit (note 10).
There are uncertainties surrounding the amount and timing of future expected cash flows as they may be impacted by negative events such as uncertainty of the impact of COVID
-
19 pandemic, a slowdown in the mechanical and electrical engineering sector, deteriorating economic conditions in the geographical areas Bond Group operates in, increasing competitive pressures and fewer than expected mechanical and electrical solution contracts awarded to Bond Group. These events can negatively impact demand for Bond Group’s services and result in actual future cash flows being less than forecasted or delays in the timing of when those cash flows are expected to be realized. Further, the timing of when actual future cash flows are received could differ from the Company’s estimates, which do not factor in unexpected delays in project commencement or execution.
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
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

The Company adopted ASC 740,
Income Taxes
(“ASC 740
”
),

which clarifies the accounting and disclosure for uncertainty in income taxes. Interests and penalties arising from underpayment of income taxes shall be computed in accordance with the related tax laws. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interests and penalties recognized in accordance with ASC 740 are classified in the financial statements as a component of income tax expense. In accordance with the provisions of ASC 740, the Company recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company’s estimated liability for unrecognized tax positions which is included in accrued liabilities is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Company’s estimates. As each annual filling is done, adjustments, if any, are recorded in the Company’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur
.
Research and development costs
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
of its sales as valued added tax (“VAT”), and then is entitled to a refund of the portion that the Company’s actual VAT burden exceeding 3% levied on all sales containing internally developed software products. VAT refunds are recognized in the consolidated
statements of comprehensive income when cash refunds or the necessary approval from the tax authority has been received. Certain subsidiaries of the Company located in the PRC receive government subsidies from local PRC government agencies. Government subsidies are recognized in the consolidated statements
of comprehensive income when the attached conditions have been met. Government grants received for the years ended June 30, 2018, 2019 and 2020 amounted to $5,931, $6,559 and $6,930, respectively, of which $4,784, $4,888 and $4,655 were included as a credit to operating expenses in the consolidated
statements of comprehensive income for the years ended June 30, 2018, 2019 and 2020, respectively.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
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
Under the equity method, original investments are recorded at cost and adjusted by the Company’s share of undistributed earnings or losses of these entities, by the amortization of any basis difference between the amount of the Company’s investment and its share of the net assets of the investee, and by dividend distributions or subsequent investments. When dividends from an investee exceed the carrying amount of an equity method investment, the excess distribution is recognized as a gain and reported as share of net income of equity investees, net in the consolidated statements of comprehensive income when the Company is not liable for the obligations of the investee nor otherwise committed to provide financial support. In such cases, subsequent equity method earnings are not recorded until subsequent earnings equal the gain recorded. Unrealized inter-company profits and losses related to equity investees are eliminated. An impairment charge, being the difference between the carrying amount and the fair value of the equity investee, is recognized in the consolidated statements of comprehensive income when the decline in value is considered other than temporary. The Company will discontinue applying the equity method if an investment (plus additional financial support provided to the investee, if any) has been reduced to zero. When the Company has other investments in its equity-method investee and are not required to advance additional funds to that investee, the Company would continue to report its share of equity method losses in its consolidated statement of comprehensive income after its equity-method investment in ordinary shares has been reduced to zero, to the extent of and as an adjustment to the adjusted basis of its other investments in the investee. Such losses are first applied to those investments of a lower liquidation preference before being further applied to the investments of a higher liquidation preference.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

The Company uses the cumulative earnings approach to classify distributions received from equity investees. Under this approach, distributions received from equity investees are presumed to be a return on the investment and are
 classified as cash inflows from operating activities unless the distributions received exceed cumulative equity in earnings recognized by the investor. In such case, the excess is considered a return of investment and is classified as cash inflows from investing activities.
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
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
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
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

Level 3	-	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement.
ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset
.
Concentration of risks
Concentration of credit risk
Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, time deposits with original maturities over three months, restricted cash, accounts receivable, costs and estimated earnings in excess of billings, accounts receivable retention, other receivables and amounts due from related parties. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet date. As of June 30, 2020, substantially all of the Company’s cash and cash equivalents and time deposits with original maturities exceeding three months were managed by financial institutions located in the PRC, Singapore, Malaysia, which management believes are of high credit quality. Accounts receivable, other receivables and amounts due from related parties are typically unsecured and the risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

The Company has no customer that individually comprised 10% or more of the outstanding balance of accounts receivable as of June 30, 2019 and 2020, respectively.
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
The US dollars against RMB depreciated
 by
of
2.32
%,
depreciated by
of
3.65
% and
depreciated by

2.93
% for
the years ended June 30, 2018, 2019 and 2020, respectively. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position, and the value of its shares in US dollars. An appreciation of US dollar against the RMB would result in foreign currency translation losses when translating the net assets of the Company from RMB into US dollar.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

For the years ended June 30, 2018, 2019 and 2020, the net foreign currency translation gains
(losses) resulting from the translation of RMB, SGD and other functional currencies to the U.S. dollar reporting currency recorded in

stockholders
’

equity as part of accumulated
other comprehensive income was $17,406, $(31,341)
,

and $(27,996), respectively
.
Risks and Uncertainties
Since the third quarter of fiscal year 2020, a novel strain of coronavirus (COVID-19) has spread rapidly globally and the Company is subject to risks and uncertainties as a result of the COVID-19 pandemic. The pandemic has resulted in quarantines, travel restrictions and the temporary closure of stores and business facilities globally. Given the rapidly expanding nature of COVID-19 pandemic, the Company believes there is a risk that its global business, results of operations, and financial condition will be adversely affected. Potential impact to the Company’s results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by government authorities and other entities to contain COVID-19 or mitigate its impact, almost all of which are beyond the Company’s control.
During the last two quarters of fiscal year 2020, the pandemic has led to delays of project execution and contract bidding, while marketing events were also adversely affected due to restriction on on-site communication, which has negatively impacted the Company’s financial performance in 2020. While there has been gradual recovery of the Company’s overall business operations resulting from improving health statistics in China since March 2020, it is still not possible at this time to estimate the full impact of the pandemic on the Company, especially as it relates to its overseas business due to the continued spread of COVID-19 in south east Asia and south Asia. The Company also faces risks that customers may delay their settlement with the Company or delay or fail to pay us as scheduled due to the impact of COVID-19. In addition, the pandemic is also one of the triggers for evaluating whether there is goodwill impairment of Bond Group and long-lived asset impairments. The measures taken by the governments of countries affected could disrupt the Company’s demand from its customers, sales efforts, the delivery of its products and services, reduce our customers’ ability to pay and adversely impact the Company’s business, financial condition and results, or results of operations. Because of the uncertainty surrounding the COVID-19 outbreak, the full severity of the business disruption and the related financial impact cannot be reasonably estimated at this time.
Recent accounting pronouncements
Recently Adopted Standards
On July 1, 2019, the Company adopted Accounting Standards Update (“ASU”)
No. 2016-02
(“ASU
2016-02”),
Leases
(
Topic 842
), using the modified retrospective transition method and elected the transition option to use an effective date of July 1, 2019 as the date of initial application. As a result, the comparative periods were not restated.
The Company has elected the package of practical expedients permitted which allows the Company not to reassess the following at adoption date: (i) whether any expired or existing contracts are or contains a lease, (ii) the lease classification for any expired or existing leases, and (iii) initial direct costs for any expired or existing leases (i.e. whether those costs qualify for capitalization under ASU 2016-02). The Company also elected the short-term lease exemption for certain classes of underlying assets including office space and warehouses, with a lease term of 12 months or less.
Prior to the adoption of ASU 2016-02, the Company’s accounting policies for leases was as follows:
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
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)
The Company’s accounting policy effective on the adoption date of ASU 2016-02 is as follows:
Operating lease as lessee
The Company determines if an arrangement is a lease at inception. The Company classifies a lease as a finance lease or an operating lease at lease commencement date as appropriate under ASC 842. The Company has operating leases for certain offices and warehouses and does not have any finance leases for the fiscal years ended June 30, 2019 and 2020.
For operating leases, the Company records a lease liability and corresponding right-of-use (ROU) asset at lease commencement. Lease terms are based on the non-cancellable term of the lease and may contain options to extend the lease when it is reasonably certain that the Company will exercise the option. Lease liabilities represent the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement.
The Company estimates its incremental borrowing rate for its leases at the commencement date to determine the present value of future lease payments when the implicit rate is not readily determinable in the lease. In estimating its incremental borrowing rate, the Company considers its credit rating and publicly available data of borrowing rates for loans of similar amount, currency and term as the lease.
Operating leases are presented as operating lease ROU assets and operating lease liabilities on the consolidated balance sheet. Prepaid land leases are separately classified on the consolidated balance sheets. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities. Operating lease ROU asset represents the right to use an underlying asset for the lease term and are recognized in an amount equal to the lease liability adjusted for any lease payments made prior to commencement date, less any lease incentives received and any initial direct costs incurred by the Company.
After lease commencement, operating lease liabilities are measured at the present value of the remaining lease payments using the discount rate determined at lease commencement. Operating lease ROU assets are measured at the amount of the lease liabilities and further adjusted for prepaid or accrued lease payments, the remaining balance of any lease incentives received, unamortized initial direct costs and impairment of the ROU assets, if any. Operating lease expense is recognized as a single cost on a straight-line basis over the lease term.
The cumulative effect of the changes made to the Company’s consolidated balance sheet as of July 1, 2019 for the adoption of ASU 2016-02 is as follows:

	Balance as of June 30, 2019	Adjustments due to the adoption of ASU 2016-02	Balance as of July 1, 2019

Assets:
Prepaid expenses	644	(347)	297
Operating lease ROU assets	—	6,924	6,924
Prepaid land leases	16,599	—	16,599
Liabilities:
Operating lease liabilities (current)	—	(2,402)	(2,402)
Operating lease liabilities (non-current)	—	(4,175)	(4,175)

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)
The impact of adopting ASU 2016-02 on the Company’s
audited
 consolidated balance sheet as of June 30, 2020 are as follows:

	As reported	Legacy GAAP	Effect of the adoption of ASU 2016-02 Higher/(lower)

Assets:
Prepaid expenses	654	873	(219)
Operating lease ROU assets	6,010	—	6,010
Prepaid land leases	15,742	15,742	—
Liabilities:
Operating lease liabilities (current)	(2,489)	—	(2,489)
Operating lease liabilities (non-current)	(3,302)	—	(3,302)
The impact of adopting ASU 2016-02 on the Company’s opening retained earnings and current period net income and cash flows was insignificant.
Operating lease as lessor
The Company classifies a lease as an operating, sales-type or direct financing lease at lease commencement date as appropriate under ASC 842. For operating leases, the Company recognized rental income over the non-cancellable lease term on a straight-line basis. The Company does not have any sales-type or direct financing leases for the fiscal years ended June 30, 2018, 2019 and 2020.
Standards Effective in Future Years
In June 2016, the FASB issued ASU
No. 2016-13,
Measurement of Credit Losses on Financial Instruments
. The guidance requires to present assets held at amortized cost and available for sale debt securities net of the amount expected to be collected. The guidance requires the measurement of expected credit losses to be based on relevant information from past events, including historical experiences, current conditions and reasonable and supportable forecasts that affect collectability. The guidance will be effective for fiscal years and interim periods beginning after December 15, 2019 and early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Different components of the guidance require modified retrospective or prospective adoption. In November 2018, the FASB issued ASU
No. 2018-19,
Codification Improvements to Topic 326, Financial Instruments—Credit Losses
, which clarifies that receivables arising from operating leases should be accounted for in accordance with ASC 842,
Leases
(“ASC 842”) instead of ASC Subtopic
326-20.
Based on financial instruments currently held by the Company, the adoption of ASU 2016-13 will primarily impact accounts receivable, costs and estimated earnings in excess of billings, accounts receivable retention, amount due from related parties and other receivables. As part of the implementation of ASU 2016-13, the Company is performing an assessment, including identifying financial assets within the scope of ASU 2016-13, choosing the method to estimate credit losses for its financial assets, summarizing historical credit losses and considering available information relevant to assessing the collectability of cash flows. The Company expects to recognize credit losses earlier and in higher amounts for its accounts receivables, costs and estimated earnings in excess of billing and accounts receivable retention after adopting ASU 2016-13.
The Company is still in the process of evaluating the quantitative impact of adopting this standard on its consolidated financial statements.

In January 2017, the FASB issued ASU
No. 2017-04
(“ASU
2017-04”),
Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment
. ASU
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
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)
In August 2018, the FASB issued ASU
No. 2018-13
, Fair Value Measurement (Topic 820), Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement
. The guidance modifies and enhances the disclosure requirements for fair value measurements. This update is effective in fiscal years, including interim periods, beginning after December 15, 2019, and early adoption is permitted. The Company is currently evaluating this guidance and the impact on its consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, “
Simplifying
the
Accounting
for
Income Taxes,”
as part of its Simplification Initiative to reduce the cost and complexity in accounting for income taxes. This standard removes certain exceptions related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. The guidance is effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating this guidance and the impact on its consolidated financial statements.
In January 2020, the FASB issued ASU No. 2020-01,
Investments—Equity Securities
(Topic 321)
,
Investments—Equity Method and Joint Ventures
(Topic 323), and
Derivatives and Hedging
(Topic 815)
. The amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The amendments also clarify that for the purpose of applying paragraph 815-10-15-141(a) an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825. An entity also would evaluate the remaining characteristics in paragraph 815-10-15-141 to determine the accounting for those forward contracts and purchased options. The amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. The Company is currently evaluating the amendments and the impact on their consolidated financial statements.
NOTE 3 -     INVENTORIES
Components of inventories are as follows:

	June 30,
	2019	2020
Raw materials	$17,150	$18,307
Work in progress	15,097	17,561
Finished goods	10,736	12,342

	$42,983	$48,210

NOTE 4 -     ACCOUNTS RECEIVABLE

	June 30,
	2019	2020
Notes receivable	$36,095	$27,059
Accounts receivable	293,661	257,008
Allowance for doubtful accounts	(47,162)	(41,618)

	$282,594	$242,449

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)
The movements in allowance for doubtful accounts are as follows:

	June 30,
	2018	2019	2020
Balance at the beginning of year	$48,089	$49,094	$47,162
Additions	3,407	4,318	178
Deconsolidation of a subsidiary	—	(2,733)	—
Written off	(3,527)	(1,959)	(4,399)
Translation adjustment	1,125	(1,558)	(1,323)

Balance at the end of year	$49,094	$47,162	$41,618

NOTE 5 -     COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS

	June 30,
	2019	2020
Contract costs incurred plus estimated earnings	$1,120,282	$1,046,803
Less: Progress billings	(915,346)	(853,774)

Cost and estimated earnings in excess of billings	204,936	193,029
Less: Allowance for doubtful accounts	(6,981)	(6,150)

	$197,955	$186,879

The movements in allowance for doubtful accounts are as follows:

	June 30,
	2018	2019	2020
Balance at the beginning of year	$8,660	$9,929	$6,981
Additions (reversals)	1,038	(2,149)	(651)
Deconsolidation of a subsidiary	—	(465)	—
Translation adjustments	231	(334)	(180)

Balance at the end of the year	$9,929	$6,981	$6,150

NOTE 6 -     REVENUE FROM CONTRACTS WITH CUSTOMERS
Remaining Unsatisfied Performance Obligations (“RUPO”)
As of June 30, 2020, the Company’s backlog relating to unsatisfied (or partially unsatisfied) performance obligations in contracts with its customers was $571.8 million. The Company expects to recognize the majority of its remaining performance obligations as revenue within the next three years.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

Disaggregation of revenues
The Company assesses revenues based upon the nature or type of goods or services it provides and the geographic location of the related businesses. The geographic locations are consistent with the reportable segments. For more information on the reportable segments, see Note 24, “Segment Reporting”. The following table present disaggregated revenue information:

	Year ended June 30, 2020
	PRC	Non-PRC	Total
Integrated solutions contracts revenue	$369,162	45,110	414,272
Product sales	18,956	1,188	20,144
Maintenance service revenue	50,317	15,724	66,041
Extended warranty service revenue	2,870	—	2,870

Total	$441,305	62,022	503,327

Contract assets and contract liabilities
Contract assets include amounts that represent the rights to receive payment for goods or services that have been transferred to the customer, with the rights conditional upon something other than the passage of time. Accordingly, the Company include the following in the contract assets: (i) unbilled amounts resulting from revenue recognized exceeding amounts billed to customers for integrated solutions contracts and maintenance service contracts using the cost-to-cost
method, which are included in the consolidated balance sheets as costs and estimated earnings in excess of billing
;
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
These contract assets and liabilities are calculated on a
contract-by-contract
basis and reported on a net basis at the end of reporting period. The Company recognized revenue of $88,676 for the year ended June 30, 2020, which was previously deferred and included in the contract liability at the beginning of the year. This revenue was driven primarily by performance obligations satisfied.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

Contract assets and contract liabilities are summarized below:

	June 30, 20 19	June 30, 20 20
Contract assets, current	$214,289	194,511
Contract assets, non-current	6,390	7,026
Contract liabilities	141,385	139,242
The
de
crease in contract assets was primarily due to timing of revenue recognized relative to its billings. The de
crease in contract liabilities was primarily due to the timing of contractual milestones. No
o
ther factors materially impacted the change in the contract liabilities balance.
NOTE 7 -     PROPERTY, PLANT AND EQUIPMENT
A summary of property, plant and equipment is as follows:

	June 30,
	2019	2020
Buildings	$71,091	$67,520
Machinery	12,787	12,941
Software	13,683	14,222
Vehicles	4,912	4,675
Electronic and other equipment	33,913	36,647
Construction in progress	504	8,553

	$136,890	$144,558
Less: Accumulated depreciation and impairment	(60,884)	(66,508)

	$76,006	$78,050

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

Buildings with a total carrying value of $939 and nil were pledged to secure short-term bank loans (note 13) as of June 30, 2019 and 2020, respectively.
Buildings with a total carrying value of $3,018 and $2,854 were pledged to secure lines of credits from various banks in Singapore and Malaysia as of June 30, 2019 and 2020, respectively (note 13).
Buildings and vehicles with a total carrying value of $1,467 and $1,178 were pledged to secure long-term bank loans as of June 30, 2019 and 2020, respectively (note 14).
Construction in progress consists of capital expenditures and capitalized interest charges related to the construction of facilities and assembly line projects and the expenditures related to the Company’s information system constructions.
The depreciation expenses for the years ended June 30, 2018, 2019 and 2020 were $8,217, $7,879 and $8,483, respectively.
Assets leased to others under operating leases
The Company has entered into operating lease contracts related to certain buildings owned with carrying amounts
 as shown below:

	June 30,
	2019	2020
Buildings leased to others - at original cost	$22,096	$21,467
Less: Accumulated depreciation	(6,249)	(6,605)

Buildings leased to others - net	$15,847	$14,862

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

NOTE 8 -     PREPAID LAND LEASES
A summary of prepaid land leases is as follows:

	June 30,
	2019	2020
Prepaid land leases	$19,232	$18,681
Less: Accumulated amortization	(2,633)	(2,939)

	$16,599	$15,742

The amortization for the years ended June 30, 2018, 2019 and 2020 were $270, $264 and $384, respectively.
The annual amortization of prepaid land leases for each of the five succeeding years is as follows:

Year ending June 30,
2021	$389
2022	389
2023	389
2024	389
2025	389

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

NOTE 9 -     INTANGIBLE ASSETS, NET

	June 30,
	2019			2020
	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
Patents and copyrights	$1,998	(615)	1,383	$2,620	(907)	1,713

The amortization
expenses

for the
years
 ended June 30,
2018,

2019 and 2020 were
 $801,
$311 and $300, respectively.
The annual amortization expense relating to the existing intangible assets for the five succeeding years is as follow:

Year ending June 30,
2021	$437
2022	437
2023	437
2024	287
2025	125

NOTE 10 -     GOODWILL
The changes in the carrying amount of goodwill are as follows:

	Operating segment
	Mechanical and electrical solutions	Industrial automation	Total
Balance as of July 1, 2019	$36,468	586	$37,054
Goodwill upon acquisition	—	958	958
Goodwill impairment charge	(35,767)	—	(35,767)
Translation adjustment	(701)	(84)	(785)

Balance as of June 30, 2020	$—	1,460	$1,460

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

Bond
Group, as a component of the
mechanical and electrical solutions
 operating segment, is considered to be a reporting unit for goodwill impairment purposes as
Bond
Group constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of
Bond
Group. The amount of goodwill allocated to
Bond
Group was $35,767 as of June 30, 2020,
before any impairment charges. The Company performed the two-step quantitative goodwill impairment test with the assistance of an independent third-party appraiser and estimated the fair value of the reporting unit using a discounted cash flow approach. As a result, the Company recorded a full impairment charge of
US
$
35,767

attributable to the Bond Group reporting unit due to downward revision of

forecasted future profits
.
Management’s judgment and estimation is involved in forecasting the amount and timing of expected future cash flows and the underlying assumptions used in the discounted cash flow approach to determine the fair value of the Bond Group reporting unit. In particular, the fair value estimate was sensitive to significant assumptions, such as forecasted revenue growth rates, gross profit margins and discount rates. These significant assumptions are forward looking and could be materially affected by future market or global economic conditions.
The Company also performed qualitative assessments with respect to Hollysys Industrial Software and Shandong Lukang, to determine if it is more likely than not that the fair values of Hollysys Industrial Software and Shandong Lukang are less than their carrying amounts. By identifying the most relevant drivers of fair value and significant events, and weighing the identified factors, the Company concluded that it was not more-likely-than-not
that the fair value of these reporting units would be less than their carrying amounts as of June 30, 2020. Therefore, no further impairment testing for Hollysys Industrial Software and Shandong Lukang was required.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

NOTE 11 -     EQUITY INVESTMENTS
Investments in equity investees
The following long-term investments were accounted for under the equity method as of June 30, 2019 and 2020 as indicated:

June 30, 2019	Interest held	Long-term investment, at cost, less impairment	Share of undistributed profits	Advance to investee company	Total
Equity method
Beijing Hollycon Medicine & Technology Co., Ltd.	30.00%	$22,456	2,491	—	24,947
Beijing Hollysys Electric Motor Co., Ltd.	40.00%	771	5,054	—	5,825
Beijing IPE Biotechnology Co., Ltd.	22.02%	1,436	1,778	—	3,214
China Techenergy Co., Ltd.	40.00%	—	2,989	—	2,989
Ningbo Hollysys Intelligent Technologies Co., Ltd.	40.00%	4,110	(2,118)	—	1,992
Hunan LingXiang Maglev Technology Co., Ltd.	20.00%	1,456	(268)	—	1,188
Beijing AIRmaker Technology Co., Ltd.	20.00%	146	(23)	—	123
Southcon Development Sdn Bhd.	30.00%	217	(109)	—	108
Beijing Hollysys Machine Automation Co., Ltd.	30.00%	437	(437)	—	—
Beijing Jing Yi Intelligent Technologies Innovation Center Co., Ltd.	46.00%	—	—	—	—

		$31,029	9,357	—	40,386

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

June 30, 2020	Interest held	Long-term investment, at cost, less impairment	Share of undistributed profits	Disposal	Advance to investee company	Total
Equity method
Beijing Hollycon Medicine & Technology Co., Ltd.	30.00%	$21,816	4,069	—	—	25,885
Beijing Hollysys Electric Motor Co., Ltd.	40.00%	749	5,263	—	—	6,012
Beijing IPE Biotechnology Co., Ltd.	22.02%	1,395	—	(1,395)	—	—
China Techenergy Co., Ltd.	40.00%	—	7,919	—	—	7,919
Ningbo Hollysys Intelligent Technologies Co., Ltd.	40.00%	3,993	(3,993)	—		—
Hunan LingXiang Maglev Technology Co., Ltd.	19.00%	1,415	(330)	—	—	1,085
Beijing AIRmaker Technology Co., Ltd.	20.00%	141	(15)	—	—	126
Southcon Development Sdn Bhd.	30.00%	211	(105)	—	—	106
Beijing Hollysys Machine Automation Co., Ltd.	30.00%	424	(424)	—	—	—
Beijing Jing Yi Intelligent Technologies Innovation Center Co., Ltd.	46.00%	—	—	—	—	—
		$30,144	12,384	(1,395)	—	41,133

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

Disposal
of
Beijing IPE Biotechnology Co., Ltd. (“Beijing IPE”)
In May 2019, the Company entered into an agreement to dispose all of its 22.02% interest in Beijing IPE for cash considerations of $9,087. The disposal transaction was completed in September 2019, and a disposal gain of $5,763 was recognized under the caption gains on disposal of an investment in an equity investee in the consolidated statements of comprehensive income for the year ended June 30, 2020.
Deconsolidation of Beijing Hollysys Intelligent Technologies Co., Ltd. (“Hollysys Intelligent”) and equity investment in Ningbo Hollysys Intelligent Technologies Co Ltd. (“Ningbo Hollysys”)
In June 2018, Ningbo Hollysys was established with a registered capital of
RMB250,000 (equivalent to $38,060) and no capital contributions were made.
In August 2018, the Company agreed to transfer 100% of their equity interest in Hollysys Intelligent, a wholly owned subsidiary, to Ningbo Hollysys in exchange for a 40% equity interest in Ningbo Hollysys. Upon the transfer of the equity interest, the Company lost control of Hollysys Intelligent and deconsolidated the subsidiary. The Company with the assistance of an independent third-party appraiser, determined the fair value of the consideration received and the retained equity interest in Hollysys Intelligent through its 40% equity interest in Ningbo Hollysys
to be $4,110, which was measured using a discounted cash flow approach which involves significant unobservable inputs (Level 3), such as the amount and timing of future expected
cash flows, terminal growth rate and discount rate. A disposal gain of $5,768 was recorded in the consolidated statement of comprehensive income for the year ended June 30, 2019. As the Company has the right to appoint two representatives of Ningbo Hollysys’ five-member board of directors, the Company has significant influence and uses the equity method to account for its investment in Ningbo Hollysys.
Hollysys Intelligent held a 25% equity interest in Beijing Hollysys Digital Technology Co., Ltd. (“Hollysys Digital”) and a 60% equity interest in Shenzhen Hollysys Intelligent Technologies Co., Ltd. (“Shenzhen Hollysys”) as of June 30, 2018. As discussed above, the Company lost control of Hollysys Intelligent in August 2018, therefore, the related interests in Hollysys Digital and Shenzhen Hollysys were also disposed.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)
Investments in equity securities without readily determinable fair values
Investments in equity securities without readily determinable fair value were accounted for as cost method investments
prior to adopting ASC 321. As of June 30, 2019

a
nd
2020, the carrying
amounts
of investments in equity securities without readily determinable fair values for which the measurement alternative was elected were
$4,776 and
$4,640
, respectively,
after
deductions
 of $437

and

$424
of
 accumulated impairment. There were no unrealized gains (upward adjustments), unrealized losses (downward adjustments and impairment)
or net unrealized gains or losses recognized for such equity securities during the years ended June 30, 2019 and 2020. Net realized gains or loss on equity securities sold were nil and nil for the years ended June 30, 2019 and 2020, respectively.
NOTE 12 -    WARRANTY LIABILITIES

	June 30,
	2019	2020
Beginning balance	$7,858	$12,116
Deconsolidation of a subsidiary	(130)	—
Expense accrued	7,538	2,309
Expense incurred	(2,899)	(4,027)
Translation adjustment	(251)	(334)

	$12,116	$10,064

Less: Current portion of warranty liabilities	(8,039)	(6,604)

Long-term warranty liabilities	$4,077	$3,460

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

NOTE 13 -    SHORT-TERM BANK LOANS
On June 30, 2019, the Company’s short-term bank borrowings consisted of revolving bank loans of $1,909 from several banks, which were subject to an annual interest rate of 4.60%. Some of the short-term loans are secured by the pledge of restricted cash of $1,013 and a building with a carrying value of $939 as of June 30, 2019, respectively.
On June 30, 2020, the Company
had
 no
outstanding

short-term bank borrowings.
For the years ended June 30, 2018, 2019
,
and 2020, interest expenses on short-term bank loans amounted to $376, $110 and $37, respectively.
As of June 30, 2019, the Company had available lines of credit from various banks in the PRC, Singapore and Malaysia amounting to $265,560, of which $77,911 was utilized and $187,649 wa
s available for use. These lines of credit were secured by the pledge of restricted cash and buildings with a carrying value of $13,401 and $3,018, respectively.
As of June 30, 2020, the Company had available lines of credit from various banks in the PRC, Singapore and Malaysia amounting to $299,277, of which $47,694 was utilized and $251,583 was
 available for use. These lines of credit were secured by the pledge of restricted cash and buildings with a carrying value of $9,627 and $2,977, respectively.
NOTE 14 -    LONG-TERM LOANS

		June 30,
		2019	2020
MYR denominated loans	(i)	947	842
SGD denominated loans	(ii)	346	258
Convertible Bond	(iii)	19,995	—
USD denominated loan	(iv)	—	15,000

		$21,288	$16,100

Less: Current portion		(20,310)	(320)

		$978	$15,780

i.
The MYR denominated loans are repayable in 3 to 75 installments with the last installment due in December 2041. For the years ended June 30, 2019 and 2020, the effective interest rates ranged from

2.19% to 5.12% per annum and 2.19% to 7.51% per annum, respectively. The borrowings are secured by the mortgages of buildings and vehicles in Malaysia, with an aggregate carrying value of $1,040 and $873 as of June 30, 2019 and 2020, respectively.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

ii.
The SGD denominated loans are repayable in 10 to 31 installments with the last installment due on March 4, 2024. For the years ended June 30, 2019 and 2020, the effective interest rates ranged fro
m

2.44% to 2.78% per annum and 2.44% to 2.78% per annum, respectively. The borrowing is secured by vehicles with a total carrying value of $427 and $305 as of June 30, 2019 and 2020, respectively.

iii.	Convertible Bond
On May 30, 2014, the Company entered into a Convertible Bond agreement with International Finance Corporation (“IFC”), under which the Company borrowed $20,000 from IFC (the “Convertible Bond”) with an interest rate of 2.1% per annum and commitment fee of 0.5% per annum paid in arrears semi-annually. The Convertible Bond which had
 a five year term  was drawn down on August 30, 2014 and
was
repaid
 in full on August 29, 2019.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

Conversion
The Convertible Bond has both voluntary and mandatory conversion terms. IFC may at its option convert, in $1,000 increments, the Convertible Bond in whole or in part, into the Company’s ordinary shares at any time on or prior to the maturity date at a conversion rate and a conversion price in effect at such time. The conversion rate is subject to anti-dilution. According to the Convertible Bond agreement, 50% of the principal amount of the Convertible Bond then outstanding will be mandatorily converted into ordinary shares of the Company at the conversion rate and conversion price then in effect if at any time, with respect to the period of 30 consecutive trading days ending at such time, the volume weighted average prices for 20 trading days or more in such 30 consecutive trading day period is equal to or more than 150% of the conversion price in effect at such time. In addition,
100
% of the principal amount of the Convertible Bond then outstanding will be mandatorily converted into ordinary shares at the conversion rate and conversion price then in effect if at any time, with respect to the period of 30 consecutive trading days ending at such time, the volume weighted average prices for 20 trading days or more in such 30 consecutive trading day period is equal to or more than 200% of the conversion price in effect at such time.
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
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

For the years ended June 30, 2018
,
2019
 and 2020
,
 the accretion of the Convertible Bond was $230, $230 and $57, respectively.

iv.	The USD denominated loan was drawn on April 24, 2020 and repayable on April 22, 2022. For the year ended June 30, 2020, the effective interest rate was 3.02% per annum.
Scheduled principal and interest payments for all outstanding long-term loans as of June 30, 2020 are as follows
:

Year ending June 30,
2021	$812
2022	15,748
2023	290
2024	205
2025 and onwards	259

$17,314

For the years ended June 30, 2018, 2019, and 2020, interest expenses of long-term loans incurred amounted to $316, $465 and $269, respectively, and nil was capitalized as construction in progress for either of these three years.
NOTE 15 -     FAIR VALUE MEASUREMENTS
Financial instruments include cash and cash equivalents, time deposits with maturities over three months, accounts receivable, accounts receivable retention, other receivables, amounts due to or from related parties, accounts payable, short-term bank loans, long-term bank loans and bifurcated derivative. The carrying values of these financial instruments, other than long-term bank loans and a bifurcated derivative (which is a recurring fair value measurement), approximate their fair values due to their short-term maturities. The carrying value of the Company’s long-term bank loans other than the Convertible Bond approximates its fair value as the long-term bank loans are subject to floating interest rates. The carrying value of the Company’s long-term bank loans which are subject to fixed interest rates other than the Convertible Bond approximates its fair value as the market interest rate has not significantly changed from the borrowing date to June 30, 2020. These assets and liabilities, excluding cash (which fall into level 1 of the fair value hierarchy), fall into level 2 of the fair value hierarchy.

The carrying value of the Convertible Bond is $
19,995
and nil
as of June
30
,
2019

a
nd 2020
, respectively. The fair value measurement of the Convertible Bond falls into level
3
of the fair value hierarchy. There were
no
assets measured at fair value on a recurring basis as of June
30
,
2019
and
2020
.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

Liabilities measured at fair value on a recurring basis as of June 30, 2019 is
stated below:

	June 30, 2019
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
non-conversion
compensation feature during fiscal year
2020
 are shown in the following table.

Fair value measurements as of June 30, 2020 using significant unobservable inputs
(Level 3)
Non-conversion compensation feature related to the Convertible Bond
Balance as at June 30, 2019	$758
Settlement	(758)

Balance as of June 30, 2020	$—

Assets measured at fair value on a nonrecurring basis as of June 30, 2019 and 2020 are stated below:

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

	June 30, 2019
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Assets:
Retained equity interest in a former subsidiary (Hollysys Intelligent) (i)	—	—	4,110	4,110

Goodwill related to Concord reporting unit (ii)	—	—	—	—

Total assets measured at fair value on a non-recurring basis	$—	$—	$4,110	$4,110

(i)
The retained equity interest in Hollysys Intelligent was measured at fair value using the discounted cash flow method which involves significant unobservable inputs such as terminal growth rate and discount rate (note 11).

(ii)
As of June 30, 2019, the Company’s goodwill of nil was related to the acquisition of Concord Group. The Company engaged an independent third-party appraiser to assist with the valuation of the goodwill related to the Concord Group. The Company is ultimately responsible for the fair value of the goodwill recorded in the consolidated financial statements. For the purposes of step one of the goodwill impairment test, the Company adopted the income approach, in particular the discounted cash flow approach, to evaluate the fair value of the reporting unit. In applying the discounted cash flow approach, key assumptions include the amount and timing of future expected cash flows, terminal value growth rates and appropriate discount rates. For the purpose of step two of the goodwill impairment test, the Company has allocated the fair value of the reporting unit derived in step one to the assets and liabilities of the reporting unit, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The Company adopted the multi-period excess earnings model to evaluate the fair value of the intangible assets of the reporting unit, which was then used to compute the implied fair value of the goodwill via a residual approach which was determined to be nil. As a result, the Company recorded a goodwill impairment charge of $11,623.

June 30, 2020
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Assets:
Goodwill related to Bond reporting unit (i)	—	—	—	—

Total assets measured at fair value on a non-recurring basis	$—	$—	$—	$—

(i)
As of June 30, 2020, the Company recorded a goodwill impairment charge of $35,767 and the goodwill related to the Bond Group reporting unit was impaired to nil. The Company performed the two-step quantitative goodwill impairment test with the assistance of an independent third-party appraiser and estimated the fair value of the reporting unit using a discounted cash flow approach. The Company is ultimately responsible for the fair value of the goodwill recorded in the consolidated financial statements
.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

For the purposes of step one of the goodwill impairment test, the Company used an income approach, in particular the discounted cash flow approach, to evaluate the fair value of the reporting unit. Significant management judgement is required to forecast the amount and timing of expected future cash flows and the underlying assumptions used in the discounted cash flow approach, including forecasted revenue growth rates, gross profit margins and discount rates. For the purpose of step two of the goodwill impairment test, the Company has allocated the fair value of the reporting unit derived in step one to the assets and liabilities of the reporting unit, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The Company adopted the multi-period excess earnings model to evaluate the fair value of the intangible assets of the reporting unit, which was then used to compute the implied fair value of the goodwill via a residual approach.
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
In September 2020, the Company amended and restated the Rights Plan to, among other things, extend its term until September 27, 2030. Pursuant to the amended and restated Rights Plan, subject to limited exceptions, upon (i) a person or group obtaining ownership of 15% or more of the aggregate total of the ordinary shares of the Company then issued and outstanding or (ii) the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the aggregate total of the ordinary shares of the Company then issued and outstanding, in each case, without the approval of the Board of Directors, each Right will entitle the holders, other than the acquiring person or group, to buy, at a purchase
price of $160, one share of the Class A
P
referred
S
hares of the Company, or, in lieu of a Class A Preferred Share, ordinary shares having a market value at that time of twice the Right’s exercise price. The Board of Directors is entitled to redeem the Rights at $0.001 per Right at any time before the Rights are exercisable.

On September 27, 2018, the Company declared a regular cash dividend of $0.18 per share to the holders of the Company’s ordinary shares. The record date was October 22, 2018, and the dividend was paid on November 12, 2018.
On September 27, 2019, the Company declared a regular annual cash dividend of $0.21 per share to the holders of the Company’s ordinary shares. The record date was October 22, 2019, and the dividend was paid on November 12, 2019.
NOTE 17 -     SHARE-BASED COMPENSATION EXPENSES

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

On May 14, 2015, the Board of Directors approved the 2015 Equity Incentive Plan (the “2015 Equity Plan”). The 2015 Equity Plan provided for 5,000,000 ordinary shares, and it will terminate ten years following the date that it was adopted by the Board of Directors. The purpose of the 2015 Equity Plan is used to promote the long-term growth and profitability of the Company and its affiliates by stimulating the efforts of employees, directors and consultants of the Company and its affiliates who are selected to be participants, aligning the long-term interests of participants with those of shareholders, heightening the desire of participants to continue in working toward and contributing to the success of the Company, attracting and retaining the best available personnel for positions of substantial responsibility, and generally providing additional incentive for them to promote the success of the Company’s business through the grant of awards of or pertaining to the Company’s ordinary shares. The 2015 Equity Plan permits the grant of incentive share options, non-statutory share options, restricted shares, restricted share units, share appreciation rights, performance units and performance shares as the Company may determine.
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

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

The vesting schedule for such performance share options is as below:

EPS Threshold	Number of vested options	Months after the grant date
		24 months	36 months	48 months
Annual growth rate over 15% but below 20%	1,160,000	348,000	348,000	464,000
CAGR equals or over 20% but below 25%	Additional 290,000	—	—	290,000
CAGR equals 25% or above	Additional 290,000	—	—	290,000

	Total	348,000	348,000	1,044,000

A summary of the 2015 performance option activity for the year ended June 30, 2020 is as shown below:

2015 Performance Options	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value

Outstanding, vested and exercisable at June 30, 2019	306,000	21.75	0.87	—

Expired	306,000

Outstanding, vested and exercisable at June 30, 2020	—	—	—	—

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

The Company recorded share-based compensation expense relating to the 2015 performance options in the amount of $588
,
 nil and

nil which is included in general and administrative expenses, in fiscal years

2018
,
2019
and
2020
, respectively. As of June 30,
2020
,

there is no unrecognized
 share-based compensation expense related to the 2015 Performance Options.
Restricted shares
On December 10, 2016
, the Company granted 67,500 restricted ordinary shares to certain directors under the 2015 Plan. These restricted shares vest quarterly over a three-year period starting from the directors’ respective service inception date. Fair value of the restricted shares was determined with reference to the market closing price at grant date.
On September 19, 2019
, the Company granted 67,500 restricted ordinary shares to certain directors under the 2015 Plan. These restricted shares vest quarterly over a three-year period starting from the directors’ respective service inception date. Fair value of the restricted shares was determined with reference to the market closing price at grant date.
A summary of the restricted share activity for the year ended June 30, 2020 is as follows:

	Number of restricted shares	Weighted average grant-date fair value
Un-vested at June 30, 2019	18,125	20.09
Granted	67,500	16.06
Vested	22,500	19.31

Un-vested at June 30, 2020	63,125	16.06

The
aggregate
 grant-date fair value of restricted shares vested during the years ended June 30,
2018
,
2019
and
2020
were $452, $452 and $434, respectively. $619, $238 and $410 were recorded in general and administrative expenses as restricted share compensation expenses, for the years ended June 30,
2018
,
2019
and
20
2
0
, respectively. As of June 30,
2020
, the aggregated
unrecognize
d
 compensation expense of $722 related to the restricted shares is expected to be recognized over a weighted-average vesting period of 1.85 years.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

NOTE 18 -    EMPLOYEE BENEFITS
The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in China, a central provision fund run by the Singapore government in respect of its employees in Singapore, and an employment provident fund in respect of its employees in Malaysia. The expenses related to these plans were $18,994, $18,757 and $17,210 for the years ended June 30, 2018, 2019 and 2020, respectively. These schemes were accounted for as defined contribution plans.
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
2018
,
2019
 and
2020
.
Hong Kong
The Company’s wholly owned subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on the assessable profits arising from Hong Kong for the year ended June 30,
2020
. For the year ended June 30,
2020
, the provision for Hong Kong profits tax has been made in the consolidated
statements
of comprehensive income. No provision for Hong Kong profits tax has been made in the consolidated statements
 of comprehensive income as there were sustained taxable losses arising from Hong Kong for each of the years ended June 30,
2018
and
2019
.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

Macau
The Company’s wholly owned subsidiary incorporated in Macau is subject to the Macau corporate
income tax at a rate of 12
% on the assessable profits arising from Macau, with an exemption up to MOP600. No provision for Macau profits tax has been made in the consolidated

statements
of comprehensive income

for each of the years ended June 30, 2018, 2019 and 2020.
India
The Company’s wholly owned subsidiary incorporated in India is subject to India corporate tax at a rate of 30% on its worldwide income. No provision for India profits tax has been made in the consolidated
statements
 of comprehensive income as there were no taxable profits noted for each of the years ended June 30,
2018
,
2019
and
2020
.
Qatar
CECL is subject to the Qatar Corporate income tax at a rate of 10% on the assessable profit arising from Qatar.
Indonesia
The Company’s wholly owned subsidiary incorporated in Indonesia is subject to the Indonesia Corporate income tax at a rate of 25% on the assessable profit arising from Indonesia. No provision for Indonesia tax has been made in the consolidated
statements
of comprehensive income as there were no assessable profits noted for the years ended June 30,

2018,
2019
and
2020
.
PRC
The Company’s subsidiaries incorporated in the PRC are subject to PRC enterprise income tax (“EIT”) on their respective taxable incomes as adjusted in accordance with relevant PRC income tax laws. The PRC statutory EIT rate is 25%. The Company’s PRC subsidiaries are subject to the statutory tax rate except for the followings:
Beijing Hollysys Co., Ltd
(“Beijing Hollysys”)
Beijing Hollysys was certified as a High and New Technology Enterprise (“HNTE”) which provides a preferential EIT rate of 15% for three calendar years from
2020
to
2022
.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

Further, Beijing Hollysys was qualified for the Key Software Enterprise (“KSE”) status in calendar year
2019
and was entitled to the preferential tax rate of 10% for calendar year
2019
. An entity can use the preferential rate of KSE after its self-assessment, of which, the filing documents for KSE status shall be well prepared and filed for the future inspection from tax authorities as they hold the right to inspect the KSE status.
Hangzhou Hollysys Automation Co., Ltd
(“Hangzhou Hollysys”)
Hangzhou Hollysys was certified as a HNTE which provides a preferential EIT rate of 15% for three calendar years from 2017 to 2019.

Hangzhou Hollysys
expects
 to receive the renewed
HNTE certificate
Further, Hangzhou Hollysys was qualified for the KSE status in calendar year
2019
and was entitled to the preferential tax rate of 10% for calendar year
2019
. An entity can use the preferential rate of KSE after its self-assessment, of which, the filing documents for KSE status shall be well prepared and filed for the future inspection from tax authorities as they hold the right to inspect the KSE status.
Hollysys Industrial Software
Hollysys Industrial Software was certified as a HNTE which provides a preferential EIT rate of 15% for three calendar years from
2019 to 2021
.
The Company’s income (losses) before income taxes consists of:

	Year ended June 30,
	2018	2019	2020
PRC	$127,301	$155,691	$140,539
Non-PRC	2,341	(11,968)	(43,042)

	$129,642	$143,723	$97,497

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

Income tax expense, most of which is incurred in the PRC, consists of:

	Year ended June 30,
	2018	2019	2020
Current income tax expense
PRC	17,268	22,206	10,369
Non-PRC	6,462	2,175	1,388

	$23,730	$24,381	$11,757
Deferred income tax (benefit) expense
PRC	(1,348)	(5,722)	5,577
Non-PRC	(177)	(475)	837

	$(1,525)	(6,197)	6,414

	$22,205	$18,184	$18,171

Reconciliation of the income tax expenses as computed by applying the PRC statutory tax rate of 25% to income before income taxes and the actual income tax expenses is as follows:

	Year ended June 30,
	2018	2019	2020
Income before income taxes	$129,642	$143,723	$97,497

Expected income tax expense at statutory tax rate in the PRC	32,410	35,931	24,374
Effect of different tax rates in various jurisdictions	(521)	1,781	3,997
Effect of preferential tax treatment	(11,678)	(13,444)	(11,797)
Effect of non-taxable income	(284)	(1,500)	(250)
Effect of additional deductible research and development expenses	(4,260)	(5,833)	(7,241)
Effect of non-deductible expenses	3,046	5,489	10,661
O ver provision of income tax in previous years	(4,801)	(8,457)	(6,118)
Change in valuation allowance	2,359	1,399	3,746
Withholding tax on dividends paid by subsidiaries	4,784	2,847	799
Others	1,150	(29)	—

Total	$22,205	$18,184	$18,171

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

The breakdown of deferred tax assets/liabilities caused by the temporary difference is shown as below:

	June 30,
	2019	2020
Deferred tax assets
Allowance for doubtful accounts	$8,805	$7,808
Deferred subsidies	1,916	2,484
Warranty liabilities	1,234	984
Inventory provision	655	687
Long-term assets	357	397
Provision for loss contracts	59	99
Net operating loss carry forward	12,846	13,824
Valuation allowance	(11,428)	(14,821)
Others	385	325

Total deferred tax assets	$14,829	$11,787

Deferred tax liabilities
Property, plant and equipment	$(13)	$(11)
Costs and estimated earnings in excess of billings	(365)	(3,396)
Share of net losses of equity investees	(739)	(668)
PRC dividend withholding tax	(5,825)	(6,654)
Intangible assets and other non-current assets	(6,335)	(6,089)

Total deferred tax liabilities	$(13,277)	$(16,818)

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

As of June 30, 2020 the Company had incurred net losses of $157, $74,841, $973 derived from entities in the PRC, Singapore and Indonesia, respectively. The net losses in the PRC can be carried forward for five years, to offset future net profit for income tax purposes. The net losses in Singapore and Indonesia can be carried forward without an expiration date. For the amount as of June 30, 2020, nil will expire, if not utilized, from calendar years ending December 31, 2020 to 2024.
Realization of the deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of June 30, 2019 and 2020, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.
Under the EIT Law and the implementation rules, profits of the Company’s PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to their respective foreign holding companies are subject to a withholding tax at 10%
unless reduced by tax treaty. As of June 30, 2019 and 2020, the aggregate undistributed earnings from the Company’s PRC subsidiaries that are available for distribution are
RMB5,130,795 (equivalent to $776,254)
 and RMB6,002,587 (equivalent to $900,285),

respectively. The Company expects to distribute a portion of the earnings (RMB470,288 or $66,537) to the holding companies located outside mainland China, and has hence accrued a withholding tax of $6,654 as of June 30, 2020. The remaining undistributed earnings of the Company’s PRC subsidiaries are intended to be permanently reinvested, and accordingly, no deferred tax liabilities have been provided for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company.
As of June 30, 2019 and 2020, the undistributed retained earnings generated from periods prior to January 1, 2008 were $63,716 which are not subject to PRC dividend withholding taxes. Accordingly, as of June 30, 2019 and June 30, 2020, the total amounts of undistributed earnings generated from the Company’s PRC subsidiaries for which no withholding tax has been accrued were $621,707 and $802,162,

respectively. Deferred tax liabilities subject to be recognized would have been $61,999 and $73,845 respectively, if all such undistributed earnings were
distributed to the Company in full as of June 30, 2019 and June 30, 2020.
The Chinese tax law grants the tax authorities the rights to further inspect companies’ tax returns retroactively in a three-year period (up to five years under certain special conditions), which means theoretically the tax authorities can still review the PRC subsidiaries’ tax returns for the years ended December 31, 2015 through 2019. The tax law also states that companies will be liable to additional tax, interest charges and penalties if errors are found in their tax returns and such errors have led to an underpayment of tax.
As of June 30, 2019 and 2020, the Company concluded that there was no significant unrecognized tax benefits requiring recognition in the consolidated financial
statements. The amount of unrecognized tax benefits may change in the next 12 months, pending clarification of current tax law or audit by the tax authorities. However, an estimate of the range of the possible change cannot be made at this time. As of June 30, 2019 and 2020, no unrecognized tax benefits, if ultimately recognized, will impact the effective tax rate. The Company recorded no penalty or interest for the years ended June 30, 2018, 2019 and 2020, respectively.

NOTE 20 -    OPERATING LEASES
Operating lease as lessee
The Company’s lease agreements include payments for land use rights and lease payments that are largely fixed, do not contain material residual value guarantees or variable lease payments. The leases, other than prepaid land leases, have remaining lease terms of up to five years. Certain lease agreements include terms with options to extend the lease, however none of these have been recognized in the Company’s right-of-use assets or lease liabilities since those options were not reasonably certain to be exercised.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

The Company’s leases do not contain restrictions or covenants that restrict the Company from incurring other financial obligations.

Fiscal year ended June 30, 2020
Operating lease costs	1,608
Short-term lease costs	537
Amortization of prepaid land leases	384

Total lease costs	2,529

Fiscal year ended June 30, 2020
Other information
Cash paid for amounts included in the measurement of operating lease liabilities	2,460
ROU assets obtained in exchange for new operating lease liabilities	1,614
Weighted-average remaining lease term (in years):
Operating leases	2.25
Weighted-average discount rate:
Operating leases	3.76%
For the fiscal year ended June 30, 2020, total lease costs of $881 were recorded in selling expenses, $1,052 were recorded in general and administrative expenses, and $596 were recorded in research and development expenses. For the fiscal
year ended June 30, 2019,
total lease costs
of $1,013 were

recorded in selling expenses, $627 were recorded in general and administrative expenses, and $338 were recorded in research and development expenses. For the fiscal year ended June 30, 2018, total lease costs of $596 were recorded in selling expenses, $1,182 were recorded in general and administrative expenses, and $515 were recorded in research and development expenses.
Total expenses under operating leases were $2,529 for the fiscal year ended June 30, 2020. The total amortization of prepaid land leases was $384 for the fiscal year ended June 30, 2020.
Future minimum lease payments for operating leases as of June 30, 2020 are as follows:

As of June 30, 2020
2021	$3,038
2022	2,172
2023	1,023
2024	385
2025 and onwards	—

Total minimum lease payments	6,618
Less: imputed interest	827

Total lease liability balance	$5,791

Operating lease as lessor
The Company entered into operating lease arrangements to lease out its buildings located in Beijing with lease term ranging from ten to fifteen years. The lease arrangements include lease payments that are largely fixed and do not contain variable lease payments. The leases do not contain any contingent rental income clauses or options for a lessee to purchase the buildings.
Total rental income for the fiscal years ended June 30, 201
8
, 2019
and 2020 were $1,571
, $1,727
and $2,807 respectively and were recorded under other income on the consolidated statements of comprehensive income.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

Future minimum lease payments to be received for these operating lease arrangements for each of the five succeeding fiscal years as of June 30, 2020 are as follows:

Year ending June 30,	Minimum lease payments
2021	$1,549
2022	1,595
2023	1,643
2024	278
2025	—

Total minimum lease payments to be received in the next five years	$5,065

NOTE 21 -     INCOME PER SHARE
The following table sets forth the computation of basic and diluted net income per share attributable to the Company’s common shareholders for the years indicated:

	Year ended June 30,
	2018	2019	2020
Numerator:
Net income attributable to the Company as reported	$107,161	$125,261	$79,396
Less: Earnings allocated to participating securities	—	—	(83)

Net income attributable to common stockholders - basic	$107,161	$125,261	$79,313

Add:
Effect of Convertible Bond	264	562	93
Earnings allocated to participating securities	—	—	83
Less:
Earnings reallocated to participating securities considering potentially dilutive securities	—	—	(83)

Net income attributable to common stockholders – diluted	$107,425	$125,823	$79,406

Denominator:
Weighted average ordinary shares outstanding used in computing basic income per share(i)	60,434,019	60,456,524	60,478,717
Effect of dilutive securities
Convertible Bond	788,800	796,200	130,525
Restricted shares	25,746	21,160	—

Weighted average ordinary shares outstanding used in computing diluted income per share	61,248,565	61,273,884	60,609,242

Income per share – basic	$1.77	2.07	1.31

Income per share – diluted	$1.75	2.05	1.31

(i)
Vested and unissued restricted shares of 91,920, 114,425 and 15,000 shares are included in the computation of basic and diluted income per share for the years ended June 30, 2018, 2019 and 2020, respectively. The effect of share options has been excluded from the computation of diluted income per share for the year
s
ended June 30, 2018
and 2019
as their effects would be anti-dilutive.
 There were no outstanding share options for the year ended June 30, 2020.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

NOTE 22 -     RELATED PARTY TRANSACTIONS
The related party relationships and related party transactions are listed as follows:
Related party relationships

Name of related parties	Relationship with the Company
China Techenergy Co., Ltd. (“China Techenergy”)	40% owned by Beijing Hollysys
Beijing Hollysys Electric Motor Co., Ltd. (“Electric Motor”)	40% owned by Beijing Hollysys
Beijing Hollysys Machine Automation Co., Ltd. (“Hollysys Machine”)	30% owned by Hollysys (Beijing) Investment Co., Ltd. (“Hollysys Investment”)
Beijing Hollycon Medicine & Technology. Co., Ltd. (“Hollycon”)	30% owned by Hollysys Group Co., Ltd.(“Hollysys Group”)
Ningbo Hollysys Intelligent Technologies Co., Ltd. (“Ningbo Hollysys”)	40% owned by Hollysys Group
Hunan LingXiang Maglev Technology Co., Ltd.(“Hunan LingXiang”)	19 % owned by Beijing Hollysys

F-6
8

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

Due from related parties

	June 30,
	2019	2020
China Techenergy	$28,048	$14,301
Ningbo Hollysys	7,973	6,142
Hollycon	124	961
Hunan LingXiang	—	40
Hollysys Machine	150	—

	$36,295	$21,444

The Company’s management believes that the collection of amounts due from related parties is reasonably assured and accordingly and no provision had been made for these balances.

F-6
9

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

Due to related parties

	June 30,
	2019	2020
China Techenergy	$4,659	$2,967
Ningbo Hollysys	736	609

	$5,395	$3,576

Transactions with related parties
Purchases of goods and services from:

	Year ended June 30,
	2018	2019	2020
Ningbo Hollysys (i)	$—	$702	$1,838
Hollycon	16	4	—
Electric Motor	77	—	—

	$93	$706	$1,838

(i)	The Company purchases products from Ningbo Hollysys used to provide an integrated automation and control system to its customer.

F-
70

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

Sales of goods and integrated solutions to:

	Year ended June 30,
	2018	2019	2020
China Techenergy (i)	$11,519	$11,094	$1,711
Hollycon ( ii )	225	44	1,302
Ningbo Hollysys (ii)	—	472	179
HuNan Lin gXiang	—	—	38
Others	86	—	—

	$11,830	$11,610	$3,230

(i)
The Company sells automation control systems to China Techenergy which is used for non-safety
operations control in the nuclear power industry. China Techenergy incorporates the Company’s non-safety
automation control systems with their proprietary safety automated control systems to provide an overall automation and control system for nuclear power stations in China. The Company is not a party to the integrated sales contracts executed between China Techenergy and its customers. The Company’s pro rata shares of the intercompany profits and losses are eliminated until realized through a sale to third party customers, as if China Techenergy is
 a consolidated subsidiary.

(ii)
The Company sells products to Hollycon

and Ningbo Hollysys
, which incorporate the Company’s product with its automated systems to provide an integrated automation and control system to their customer
s
. The Company’s pro rata shares of the intercompany profits and losses are eliminated until realized through a sale to third party customers, as if Hollycon and Ningbo Hollysys are
 consolidated subsidiar
ies
.

F-7
1

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

Other income from:

	Year ended June 30,
	2018	2019	2020
Ningbo Hollysys (i)	$—	$1,548	$2,214
Hollycon (ii)	731	972	880
China Techener gy			1,122

	$731	$2,520	$4,216

(i)
The Company entered into an operating lease agreement with Ningbo Hollysys to lease part of
 a
building in Beijing, respectively. The lease term is for one year from the commencement date of January 1, 2020 to December 31, 2020. The Company entered into a loan agreement with Ningbo Hollysys amounting to $7,074
with an annual interest rate of 4.35%.

(ii)
The Company entered into an operating lease agreement with Hollycon to lease part of building located in Beijing. The lease term was for one year and ended on May 31, 2020 and a renewed lease agreement was signed with a one year lease term of June 1, 2020 to May 31, 2021.

Research and development:

	Year ended June 30,
	2018	2019	2020
Ningbo Hollysys (i)	$—	$—	$655

(i)	The Company purchases research and development services from Ningbo Hollysys for research and development projects in the field of intelligent manufacturing.
Amounts due from and due to the related parties relating to the above transactions are unsecured, non-interest
bearing and repayable on demand

 excluding a loan due from
Ningbo Hollysys
.
NOTE 23 -     COMMITMENTS AND CONTINGENCIES

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)
Capital commitments
As of June 30, 2020, the Company had $14,359 in capital obligations for the coming fiscal year, mainly for the construction of facilities.
Purchase obligations
As of June 30, 2020, the Company had $233,484 purchase obligations for the coming fiscal years, for purchases of inventories and subcontracts, mainly for fulfillment of in-process
or newly entered contracts resulting from the expansion of the Company’s operations as follows:

Years ending June 30,	Minimum payments
2021	$187,749
2022	17,150
2023	11,434
2024	5,717
2025	5,717

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

Performance guarantee and standby letters of credit
The Company had
stand-
by

letters of credit of $1,850 and outstanding performance guarantees of $42,117 as of June 30, 2020, with restricted cash of $9,782 pledged to banks. The purpose of the stand-by letter of credit and performance guarantees is to guarantee that the performance of the Company’s deliveries reach the pre-agreed requirements specified in the integrated solutions contracts. The guarantee is to ensure the functionality of the Company’s own work. The disclosed amount of stand-by letters of credit and outstanding performance guarantees represent the maximum potential amount of future payments the Company could be required to make under such guarantees
.
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

F-7
4

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

NOTE 24 -     SEGMENT REPORTING
The chief operating decision maker (“CODM”) has been identified as the Chairman, Chief Executive Officer and Chief Financial Officer of the Company. The Company organizes its internal financial reporting structure based on its main product and service offerings.
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
Summarized information by segments for the years ended June 30, 2018, 2019, and 2020 is as follows:

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

F-7
5

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
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

F-7
6

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

	Year ended June 30, 2020
	IA	Rail	M&E	Consolidated
Revenues from external customers
Integrated solutions contracts revenue	$207,421	145,750	61,101	414,272
Product sales	15,504	4,640	—	20,144
Maintenance service revenue	15,985	49,140	916	66,041
Extended warranty service revenue	1,061	1,809	—	2,870

Total	239,971	201,339	62,017	503,327

Costs of revenue	154,298	107,382	51,079	312,759

Gross profit	$85,673	93,957	10,938	190,568

The majority of the Company’s revenues and long-lived assets other than goodwill and intangible assets are derived from and located in the PRC. The following table sets forth the revenues by geographical area:

	Year ended June 30,
	2018	2019	2020
Revenues:
PRC	$412,993	$438,832	$441,305
Non-PRC	127,775	131,509	62,022

	$540,768	$570,341	$503,327

The following table sets forth the long-lived assets other than goodwill and intangible assets by geographical area:

	June 30,
	2019	2020
Long-lived assets other than goodwill and acquired intangible assets
PRC	$125,781	$129,340
Non-PRC	11,986	11,938

	$137,767	$141,278

F-7
7

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

NOTE 25 -    ENDORSEMENT OF NOTE RECEIVABLES
The Company endorsed bank acceptance bills to its suppliers as a way of settling accounts payable. The total endorsed but not yet due bank acceptance bills amounted to $46,162 and $37,333 as of June 30, 2019 and 2020, respectively. The endorsement of bank acceptance bills qualified as deemed sales of financial assets according to ASC 860,
Transfer and Servicing
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
NOTE 26 -    CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY
Under the PRC laws and regulations, the Company’s PRC subsidiaries’ ability to transfer net assets in the form of dividend payments, loans, or advances are restricted. The amount restricted was RMB619,403 (equivalent to $91,624) and RMB624,496 (equivalent to $92,349) as of June 30, 2019, and 2020, respectively.

F-
78

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

The following represents condensed unconsolidated financial information of the parent company only:
CONDENSED BALANCE SHEETS

	June 30,
	2019	2020
ASSETS
Current assets:
Cash and cash equivalents	$48,349	$13,265
Time deposits with original maturities over three months	—	11,318
Other receivables, net	—	31
Amounts due from subsidiaries	57,703	53,503
Prepaid expenses	78	97

Total current assets	106,130	78,214

Investment in subsidiaries	986,155	1,046,725

Total assets	$1,092,285	$1,124,939

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term loans	$19,995	$—
Derivative financial liability	758	—
Amounts due to subsidiaries	126,146	140,456

Total liabilities	146,899	140,456

Equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 60,342,099 shares issued and 60,537,099 shares issued and outstanding as of June 30, 2019 and 2020, respectively	60	61
Additional paid-in capital	223,634	224,043
Retained earnings	757,213	823,896
Accumulated other comprehensive loss	(35,521)	(63,517)

Total equity	945,386	984,483

Total liabilities and equity	$1,092,285	$1,124,939

F-
79

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended June 30,
	2018	2019	2020
General and administrative expenses	$1,751	$1,511	$1,344

Loss from operations	(1,751)	(1,511)	(1,344)

Other expense, net	—	(346)	—
Interest income	—	—	309
Interest expenses	(748)	(562)	(90)
Foreign exchange losses	(97)	(72)	(1,043)
Share of net income of subsidiaries	$109,757	$127,752	$81,564

Income before income taxes	107,161	125,261	79,396
Income tax expenses	—	—	—

Net income	107,161	125,261	79,396

Other comprehensive income, net of tax of nil
Translation adjustment	17,406	(31,341)	(27,996)

Comprehensive income	$124,567	$93,920	$51,400

F-
80

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

CONDENSED STATEMENTS OF CASH FLOWS

	Year ended June 30,
	2018	2019	2020
Cash flows from operating activities:
Net income	$107,161	$125,261	$79,396
Adjustments to reconcile net income to net cash used in operating activities:
Share of net income of subsidiaries	(109,757)	(127,752)	(81,564)
Share-based compensation expenses	1,207	238	410
Accretion of convertible bond	230	230	57
Fair value adjustments of a bifurcated derivative	(75)	346	—
Change in operating assets and liabilities	14	(28)	(142)

Net cash used in operating activities	$(1,220)	$(1,705)	$(1,843)

Cash flows from investing activities:
Collection of loans from subsidiaries	50,649	—	—
Loans to subsidiaries	(5,000)	(4,200)	(19,775)
Investment in subsidiaries	(15,707)	—	—

Net cash provided by (used in) investing activities	$29,942	$(4,200)	$(19,775)

Cash flows from financing activities:
Repayment of convertible bond	—	—	(20,753)
Proceeds of loans from subsidiaries	—	43,538	20,000
Payment of dividends	(7,241)	(10,862)	(12,713)
Repayment of loans from subsidiaries	(13,006)	—	—
Net cash (used in) provided by financing activities	$(20,247)	$32,676	$(13,466)

Net increase in cash and cash equivalents	$8,475	$26,771	$(35,084)

Cash and cash equivalents, beginning of period	13,103	21,578	48,349

Cash and cash equivalents, end of period	$21,578	$48,349	$13,265

F-
81

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2018, 2019 AND 2020 – continued
(Amounts in thousands except for number of shares and per share data)

Basis of presentation
For the presentation of the parent company only condensed financial information, the Company records its investment in subsidiaries under the equity method of accounting as prescribed in ASC 323,
Investments—Equity Method and Joint Ventures
(“ASC 323”). Such investment is presented on the condensed balance sheets as Investment in subsidiaries and the subsidiaries’ profit as Share of net income of subsidiaries on the condensed statements of comprehensive income. The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.
Commitments
The Company does not have significant commitments or long-term obligations as of the period end other than those presented.

F-
82