Form 20-F
period 2021-06-30
Hollysys Automation Technologies, Ltd.
filed 2022-02-18
CIK 1357450

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2021
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
Chuan (Arden) XIA,

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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report (June 30, 2021): 61,367,337 ordinary shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☐  Yes    ☒  No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
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
of the Exchange
Act).
Yes  ☐     No  ☒

EXPLANATORY NOTE
Our consolidated financial statements for the fiscal years ended June 30, 2019, 2020 and 2021 have been audited by Union Power HK CPA Limited in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”).
Our delay in the filing of this annual report was primarily due to the significant time required to complete the preparation of the annual report on Form 20-F
for the fiscal year ended June 30, 2021 as a result of the delays in collecting certain supporting documents and information related to certain trust arrangements associated with our previous issuances of share-based awards.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
ANNUAL REPORT ON FORM
20-F
FOR THE FISCAL YEAR ENDED JUNE 30, 2021

i

ii

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

•
“Bond Group” refers to a group of our subsidiaries, including Bond Corporation Pte. Ltd., a Singapore company (“BCPL”), Bond M&E Pte. Ltd., a Singapore Company (“BMSG”), Bond M&E Sdn. Bhd., a Malaysia company (“BMJB”), and Bond M&E (K.L.) Sdn. Bhd., a Malaysia company (“BMKL”);

•
“Concord Group” refers to a group of our subsidiaries, including Concord Corporation Pte. Ltd. (“CCPL”), a Singapore company, and CCPL’s subsidiaries, Concord Electrical Sdn. Bhd., a Malaysia company (“CESB”), Concord Corporation Pte. Ltd, Dubai Branch (“CCPL Dubai”), Concord Electrical Contracting Ltd., a Qatar company (“CECL”), and Concord M Design and Engineering Company Ltd, a Macau company (“CMDE”);

•	“CSHK” refers to Concord Solutions (HK) Limited, a Hong Kong company;

•	“PTHAI” refers to PT Hollysys Automation Indonesia, an Indonesian company;

•	“GTH” refers to Gifted Time Holdings Limited, a BVI company;

•	“Clear Mind” refers to Clear Mind Limited, a BVI company;

•	“World Hope” refers to World Hope Enterprises Limited, a Hong Kong company;

•	“Helitong” refers Beijing Helitong Science & Technology Exploration Co., Ltd., a PRC company;

•	“Hollysys Group” refers to Hollysys Group Co., Ltd., formerly known as Beijing Hollysys Science & Technology Co., Ltd, a PRC company;

•	“Hangzhou Hollysys” refers to Hangzhou Hollysys Automation Co., Ltd., a PRC company;

•	“Hangzhou System” refers to Hangzhou Hollysys System Engineering Co., Ltd., a PRC company;

•	“Hollysys Industrial Software” refers to Beijing Hollysys Industrial Software Company Ltd., a PRC company;

•	“Beijing Hollysys” refers to Beijing Hollysys Co., Ltd., a PRC company;

•	“Hollysys Electronics” refers to Beijing Hollysys Electronics Technology Co., Ltd., a PRC company;

•	“Xi’an Hollysys” refers to Xi’an Hollysys Co., Ltd, a PRC company;

•	“Hollysys Investment” refers to Hollysys (Beijing) Investment Co., Ltd., a PRC company;

•	“HollySys Smart Energy” refers to HollySys Smart Energy Technology (Beijing) Co., Ltd., a PRC company;

•	“Cixi HollySys” refers to Cixi HollySys Precision Technology Co., Ltd., a PRC company;

•	“Shandong Lukang” refers to Shandong Lukang Pharmaceutical Engineering Design Co., Ltd., a PRC company;

•	“Xuzhou HollySys” refers to Xuzhou HollySys Valve Technology Co., Ltd., a PRC company;

•
“RMB” and “CNY” refer to Renminbi, the legal currency of China; “SGD” and “S$” refer to the Singapore dollar, the legal currency of Singapore; “US dollar,” “$” and “US$” refer to the legal currency of the United States; “MYR” refers to the Malaysian Ringgit, the legal currency of Malaysia; “AED” refers to the United Arab Emirates Dirham, the legal currency of United Arab Emirates; “HKD” refers to the Hong Kong dollar, the legal currency of Hong Kong; “MOP” refers to the Macau Pataca, the legal currency of Macau; “INR” refers to the Indian Rupee, the legal currency of India; and “QAR” refers to the Qatar Riyal, the legal currency of Qatar; “IDR” refers to Indonesia Rupiah, the legal currency of Indonesia;

•	“BVI” refers to the British Virgin Islands;

•	“China,” “PRC” and “mainland China” refer to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

•	“Hong Kong” and “Hong Kong SAR” refer to the Hong Kong Special Administrative Region of China;

•	“Macau” refers to the Macau Special Administrative Region of China;

•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended; and

•	“Securities Act” refers to the Securities Act of 1933, as amended.
In addition, we have listed below certain technical terms we use to describe our business and industry:

•	CTCS-2: Chinese Train Control System Level 2

•	CTCS-3: Chinese Train Control System Level 3

•	DCS: Distributed Control System

•	DEH: Digital Electro-Hydraulic

•	GW: Gigawatt

•	IIoT: Industrial Internet of Things

•	MW: Megawatt

•	PaaS: Platform as a Service

•	PLC: Programmable Logic Controller

•	SaaS: Software as a Service

•	SCADA: Supervisory Control and Data Acquisition

FORWARD-LOOKING INFORMATION
This annual report contains forward-looking statements and information relating to us that are based on the current beliefs, expectations, assumptions, estimates and projections of our management regarding our company and industry. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. When used in this annual report, the words “may,” “will,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These statements reflect management’s current view of us concerning future events and are subject to certain risks, uncertainties and assumptions, including among many others: our potential inability to achieve similar growth in future periods as we did historically, a decrease in the availability of our raw materials, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to China’s legal system and economic, political and social events in China, the volatility of the securities markets, and other risks and uncertainties which are generally set forth under the heading “Item 3. Key information—D. Risk Factors” and elsewhere in this annual report. Should any of these risks or uncertainties materialize, or should the underlying assumptions about our business and the commercial markets in which we operate prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in this annual report.
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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
An investment in our capital stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision. If any of the following risks actually occurs, our business, prospects, financial condition or results of operations could suffer. In that case, the trading price of our capital stock could decline, and you may lose all or part of your investment. Below please find a summary of the principal risks we face, organized under relevant headings.
Risks Related to our Business
Risks and uncertainties related to our business include, but are not limited to, the following:

•
We commit substantial resources to new product and service development and acquisition opportunities in order to stay competitive and grow our business, and we may fail to offset the increased cost of such investment with a sufficient increase in net sales or margins.

•
Our businesses and financial performance may be affected by changes in the PRC government policies promoting infrastructural development, such as high-speed rail and urban mass transit. Any decrease in the public expenditures on, or any change in the public procurement policies or industry standards relating to, such industries may affect our business.

•
Our capital and human resources committed to product and service offerings may not always achieve anticipated results and we may not be able to develop new product and service offerings that meet market demand or successfully introduce new products in a timely manner.

•	Loss of major customers or changes in their orders may have an adverse impact on our business.

•	We do not have long-term purchase commitments from our customers, and we are exposed to potential volatility in our turnover.

•	An increase in our contract backlog may reflect our inability to perform our contracts on a timely basis instead of our ability to expand our business.

•	We may face risks associated with our international expansion efforts, which could result in significant additional costs for our business operations.

•
If we fail to accurately estimate the overall risks or costs under the contracts with our customers, or the time needed to complete the relevant projects under such contracts, we may experience cost overruns, schedule delays, lower profitability or even losses under such contracts when we perform such contracts.

•
Our products may contain design or manufacturing defects that could result in product liability claims and cause us to suffer losses, and such defects could adversely affect demand for our products and services.

•
Since we use a variety of raw materials and components in our production, shortages or price fluctuations of raw materials and the inability of key suppliers to meet our quantity or quality requirements could increase the cost of our products, undermine our product quality and adversely impact our business.

Risks Related to Doing Business in China
While we do not have any variable interest entity based in China, we face risks and uncertainties as to whether and how the recent PRC regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would apply to us.
Risks and uncertainties related to doing business in China include, but are not limited to, the following:

•
Changes in the economic and political policies of the PRC government could have a material and adverse effect on our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

•	The trade relationships between China and the United States, and potential escalation of tensions internationally, may have an adverse effect on our business operations and revenues.

•
Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could adversely affect us.

•
The PRC government may intervene in or influence our operations at any time, which could result in a material change in our operations and significantly and adversely impact the value of ordinary shares.

•	PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions.

•	The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.

•
The audit report included in this annual report is prepared by an auditor who is not inspected by the PCAOB, and as such, our investors are deprived of the benefits of such inspection. In addition, the enactment of the Holding Foreign Companies Accountable Act and the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty and our securities listed on the NASDAQ Global Select Market could be delisted or prohibited from being traded “over-the-counter” if we are unable to meet the PCAOB requirement in time.

Risks Related to our Shares
Risks and uncertainties related to our shares include, but are not limited to, the following:

•	The market price of our ordinary shares is volatile, leading to the possibility of its value being depressed at a time when you want to sell your holdings.

•
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
Our business includes providing high-speed rail signaling systems that ensure operational safety of passenger trains. The development of the PRC high-speed rail signaling system industry is dependent upon state planning and investment in high-speed rail transportation projects. The nature, scale and timetable of these projects may be affected by a number of factors, including the overall state investment in high-speed rail transportation projects and approval of such new projects. By the end of 2021, the total length of China’s high-speed railway was over 40,000 kilometers. We cannot predict whether the total annual investment in and the market size of the PRC high-speed railway industry will continue to grow in the future. If the total annual investment or the market size declines, our business and financial position may be adversely affected.

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
The spending patterns and priorities of Chinese policymakers cannot be predicted with certainty. We cannot assure you that the generally favorable policies will remain in force in the future. If the PRC government reduces its public investment in, or changes any industrial standards relating to the high-speed railway industry, railway or urban mass transit industry in the PRC, if any of our major customers changes its procurement or bidding policy, or if our rail transportation projects face challenges, there could have a material adverse effect on our business, financial position and results of operations.
Our capital and human resources committed to product and service offerings may not always achieve anticipated results and we may not be able to develop new product and service offerings that meet market demand or successfully introduce new products in a timely manner.
We are a technology-driven company. To maintain our leading position in the industry and meet the requirement of safety and efficiency, we have to continuously improve existing technology, product and service offerings, and design and develop new technology, product and service offerings that closely follow technology development trends and customer needs. However, we cannot guarantee that our capital and human resources activities will always keep pace with market demand and technological advances or yield the anticipated results. The products and services, which we have spent substantial capital and human resources to develop, may not be able to deliver expected commercial returns when they are developed due to changing technology trends and market demands. If we encounter delays in technology development, fail to meet changing market demands, underestimate or fail to follow technological trends, or if our competitors respond more quickly than we do, our business or operating results may be materially and adversely affected. Failure to develop and introduce new product and service solutions in the areas of industrial automation, rail transportation and mechanical and electrical solutions on a timely basis or at all could adversely affect our competitiveness and profitability.
Loss of major customers or changes in their orders may have an adverse impact on our business.
We have developed significant customer relationships with several local urban mass transit providers and railway authorities in respect of the high-speed train system in China and other geographies. For example, we currently have major contracts with the MTR Corporation Limited in Hong Kong, and Land Transport Authority of Singapore. We expect to continue to rely on our current major customers for a portion of our revenue in the future. Moreover, due to the nature of our business, the contract value of a single contract tends to be large. As such, our cash flows may become dependent on those customers’ payment practices and overall public funding policies, including the lengthening of collection times under contracts that have been performed. If our major customers significantly reduce, modify, postpone or cancel their purchase orders with us, we may not be able to get substitute orders with similar terms from other customers in a timely manner or at all. If we are not able to enter into contracts with our major customers on terms favorable to us or at all, our business and financial position may be adversely affected.
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
We may face risks associated with our international operations and expansion, which could result in significant additional costs for our business operations.
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

•	challenges to our corporate culture resulting from a dispersed workforce;

•
difficulties in managing, growing, and staffing international operations, including in countries in which foreign employees may become part of labor unions, employee representative bodies, or collective bargaining agreements, and challenges relating to work stoppages or slowdowns;

•	fluctuations in exchange rates that may increase the volatility of our foreign-based revenue and expenses;

•	potentially adverse tax consequences, including the complexities of foreign value-added tax, goods and services tax and other transactional taxes;

•	reduced or varied protection for intellectual property rights in some countries;

•	difficulties in managing and adapting to differing cultures and customs;

•	difficulties in implementing and maintaining the financial systems and processes needed to enable compliance across multiple offerings, services and jurisdictions;

•	data privacy laws which require that customer data be stored and processed in a designated territory subject to laws different from those of the PRC;

•	new and different sources of competition as well as laws and business practices favoring local competitors and local employees;

•	compliance with anti-bribery laws, including compliance with the Foreign Corrupt Practices Act, or the FCPA;

•	increased financial accounting and reporting burdens and complexities; and

•	restrictions on the transfer of funds across borders or repatriation of earnings.
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
We derive the majority of our total consolidated revenues from the integrated solutions contracts that we have won through a competitive bidding process. The purpose of an integrated solutions contract is to furnish an automation system that provides the customer with a total solution for the automation or process control requirement being addressed. These contracts require us to complete projects at a fixed price, and therefore expose us to the risk of cost overruns. Cost overruns, whether due to efficiency, estimates or other reasons, could result in lower profit or losses. Other variations and risks inherent in the performance of fixed-price contracts such as delays caused by technical issues, and any inability to obtain the requisite permits and approvals, may cause our actual risk exposure and costs to differ from our original estimates.
In addition, we may be unable to deliver products or complete projects in accordance with the schedules set forth under the integrated solutions contracts. Our projects and our manufacturing and sales of products could be delayed for a number of reasons, including those relating to market conditions, policies, laws and regulations of the PRC and other relevant jurisdictions, availability of funding, transportation, disputes with business partners and subcontractors, technology and raw materials suppliers, employees, local governments, natural disasters, epidemics, power and other energy supplies, and availability of technical or human resources.

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
Since we use a variety of raw materials and components in our production, shortages or price fluctuations of raw materials and the inability of key suppliers to meet our quantity or quality requirements could increase the cost of our products, undermine our product quality and adversely impact our business.
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
We primarily manufacture the hardware of our products in Beijing and Hangzhou facilities and on certain occasions outsource the production to third-party manufacturers. These facilities may be affected by natural or man-made
disasters and other external events, including but not limited to fire, natural disasters, epidemics (such as
COVID-19),
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
We rely on information technology networks and systems, including the Internet, to process, transmit and store electronic information, and to manage or support a variety of business processes and activities. Additionally, we collect and store certain data, including proprietary business information, and may have access to confidential or personal information in certain of our businesses, which is subject to privacy and security laws and regulations, and customer-imposed controls. These information technology networks and systems may be susceptible to damage, disruptions or shutdowns due to failures during the process of upgrading or replacing software, databases or components; power outages; telecommunications or system failures; terrorist attacks; natural disasters; employee error or malfeasance; server or cloud provider breaches; and computer viruses or cyberattacks. Cybersecurity threats and incidents can range from uncoordinated individual attempts to gain unauthorized access to information technology networks and systems to more sophisticated and targeted measures, known as advanced persistent threats, directed at us, our products, customers and/or third-party service providers. Despite the implementation of cybersecurity measures (including access controls, data encryption, vulnerability assessments, continuous monitoring, and maintenance of backup and protective systems), our information technology networks and systems may still be vulnerable to cybersecurity threats and other electronic security breaches. It is possible for such vulnerabilities to remain undetected for an extended period, up to and including several years. In addition, it is possible a security breach could result in theft of trade secrets or other intellectual property or disclosure of confidential customer, supplier or employee information. We cannot guarantee that we will be able to prevent security breaches or other damage to our information technology systems, nor can we guarantee that our internal control and compliance programs will be able to adequately address all or any of such breaches. Disruptions caused by any such breaches or damage could have an adverse effect on our operations, as well as expose us to litigation, liability or penalties under privacy laws, increased cybersecurity protection costs, reputational damage and product failure.
Our failure to comply with cybersecurity and data protection laws and regulations could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results.
The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of personal information and important data worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. For example, regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning cybersecurity and data protection.
The PRC Cyber Security Law, which took effective in June 2017, created China’s first national-level data protection regime for “network operators,” which may include all organizations in China that provide services over the internet or another information network. Specifically, the Cyber Security Law provides that China adopts a multi-level protection scheme, under which network operators are required to perform obligations of security protection to ensure that the network is free from interference, disruption or unauthorized access, and prevent network data from being disclosed, stolen or tampered.

In addition, the PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021. The Data Security Law establishes a tiered system for data protection in terms of their importance, data categorized as “important data,” which will be determined by governmental authorities in the form of catalogs, are required to be treated with higher level of protection. Specifically, the Data Security Law provides that operators processing “important data” are required to appoint a “data security officer” and a “management department” to take charge of data security. In addition, such operator is required to evaluate the risk of its data activities periodically and file assessment reports with relevant regulatory authorities.
Numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of, or in addition to, the Cyber Security Law and Data Security Law. For example, Regulations on the Security Protection of Critical Information Infrastructure, or the CII Protection Regulations, was promulgated by the State Council of the PRC on July 30, 2021 and became effective on September 1, 2021. According to the CII Protection Regulations, critical information infrastructure, or the CII, refers to any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservancy, finance, public services,
e-government
affairs and national defense science, which may endanger national security, people’s livelihood and public interest in the case of damage, function loss or data leakage. Regulators supervising specific industries are required to formulate detailed guidance to recognize the CII in the respective sectors, and a critical information infrastructure operator, or a CIIO, must take the responsibility to protect the CII’s security by performing certain prescribed obligations. For example, CIIOs are required to conduct network security test and risk assessment, report the assessment results to relevant regulatory authorities, and timely rectify the issues identified at least once a year.
Additionally, in November 2021, the CAC issued the Cyber Data Security Administration Regulations (Draft for Comments), which, among other things, stipulates that a data processor that process “important data” or listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the relevant municipal counterpart of the CAC before January 31 of the following year. As of the date of this annual report, such administration regulations have not been adopted. In January 2022, the CAC and several other administrations also jointly promulgated the amended Cybersecurity Review Measures, or the Cybersecurity Review Measures, which became effective on February 15, 2022, and supersede and replace the current cybersecurity review measures that became effective since June 2020. Pursuant to the Cybersecurity Review Measures, a “critical information infrastructure operator”, or a CIIO, that purchases network products and services, or conducts data process activities, which affect or may affect national security will be subject to the cybersecurity review. The Cybersecurity Review Measures also expands the cybersecurity review to “internet platform operators” in possession of personal information of over one million users if such operators intend to list their securities in a foreign country. See “—Risks Related to Doing Business in China—The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.” Alternatively, relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security.
Furthermore, the recently issued Opinions on Strictly Cracking Down on Illegal Securities Activities requires (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. The Personal Information Protection Law, which was promulgated by the Standing Committee of the National People’s Congress on August 20, 2021 and took effect on November 1, 2021, integrates the various rules with respect to personal information rights and privacy protection and applies to the processing of personal information within mainland China as well as certain personal information processing activities outside mainland China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China.
We may have access to confidential or personal information in certain of our businesses. Although we endeavor to comply with our privacy policies and other documentation regarding the protection of personal information, we may at times fail to do so or may be perceived to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees or contractors fail to comply with these policies and documentation.

Moreover, the Cyber Security Law, Data Security Law and relevant regulations are relatively new, uncertainties still exist in relation to their interpretation and implementation. Any change in laws and regulations relating to privacy, data protection and information security and any enhanced and scrutinized governmental enforcement action of such laws and regulations could greatly increase our cost in providing our products and services, limit their use or adoption or require certain changes to be made to our operations. We cannot assure you that we will be compliant with these new laws and regulations described above in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other government sanctions, which may materially and adversely affect our business, financial condition, and results of operations.
Specifically, given the uncertainties surrounding the interpretation and implementation of the Cyber Security Law, Data Security Law and relevant regulations, we cannot rule out the possibility that we, or certain of our customers or suppliers may be deemed as a CIIO, or an operator processing “important data.” First, if we are deemed as a CIIO, our purchase of network products or services, if deemed to be affecting or may affect national security, will need to be subject to cybersecurity review, before we can enter into agreements with relevant customers or suppliers, and before the conclusion of such procedure, these customers will not be allowed to use our products or services, and we are not allowed to purchase products or services from our suppliers. There can be no assurance that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to follow such procedures. Any failure or delay in the completion of the cybersecurity review procedures may prevent us from using certain network products and services, and may result in fines of up to ten times the purchase price of such network products and services being imposed upon us, if we are deemed a CIIO using network products or services without having completed the required cybersecurity review procedures. If the reviewing authority is of the view that the use of such network products or services by us, or by certain of our customers or suppliers, involves risk of disruption, is vulnerable to external attacks, or may negatively affect, compromise, or weaken the protection of national security, we may not be able to provide such products or services to relevant customers, or purchase products or services from relevant suppliers. This could have a material adverse effect on our results of operations and business prospects. Second, the notion of “important data” is not clearly defined by the Cyber Security Law or the Data Security Law. In order to comply with the statutory requirements, we will need to determine whether we possess important data, monitor the important data catalogs that are expected to be published by local governments and departments, perform risk assessments and ensure we are complying with reporting obligations to applicable regulators. We may also be required to disclose to regulators business-sensitive or network security-sensitive details regarding our processing of important data, and may need to pass the government security review or obtain government approval in order to share important data with offshore recipients, which can include foreign licensors, or share data stored in China with judicial and law enforcement authorities outside of China. If judicial and law enforcement authorities outside China require us to provide data stored in China, and we are not able to pass any required government security review or obtain any required government approval to do so, we may not be able to meet the foreign authorities’ requirements. The potential conflicts in legal obligations could have adverse impact on our operations in and outside of China.
Our goodwill is subject to impairment review and any goodwill impairment may negatively affect our reported results.
Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. Our outstanding goodwill as of June 30, 2021 was related to the acquisition of Hollysys Industrial Software in July 2017 and Shandong Lukang in August 2019. We performed a qualitative assessment for Hollysys Industrial Software and Shandong Lukang in 2021 and evaluated all relevant factors, weighed all factors in their entirety and concluded that no impairment charge for Hollysys Industrial Software or Shandong Lukang was needed as of June 30, 2021.
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
In line with the industry practice, we typically have a long receivable collection cycle. We have in the past faced, and may face in the future, the risk that customers may delay their settlement with us or delay or fail to pay us as scheduled especially due to the impact of
COVID-19.
Furthermore, defaults in payments to us on projects for which we have already incurred significant costs and expenses can materially and adversely affect our results of operations and reduce our financial resources that would otherwise be available to fund other projects. We cannot assure you that payments from customers will be made in a timely manner or at all, or that delays or defaults in payments will not adversely affect our financial condition and results of operations.
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
Many of our competitors have substantially greater resources than we do, allowing them to compete on an advantageous basis, and any increased competition from foreign and PRC domestic competitors within the industries where we operate could negatively impact our market share in the industry.
We operate in a very competitive environment. Our principal offering is a comprehensive suite of automation systems for a wide spectrum of industrial market clientele, ranging from power, chemical, petrochemical, to nuclear, metallurgy, building materials, food-beverage, pharmaceutical and other industries. Many of our competitors are better established and more experienced than we are, have longer operating history that we do, have substantially greater financial resources, operate in more international markets, and are substantially more diversified than we are. As a result, they are in a stronger position to compete effectively with us.
Multi-national companies including Honeywell (US), ABB (Sweden), Siemens (Germany), Emerson (US), Yokogawa (Japan) and Hitachi (Japan) account for the majority of the global automation market share, and the market pattern is similar in China. These large competitors are also in a better position than we are to weather any extended weaknesses in the market for automation and control systems.
Additionally, due to the limited number of domestic customers, if major international competitors increase their investments in the PRC or our targeted overseas markets or collaborate with our existing competitors, we may face even more intense competition. We may not be able to compete successfully with existing industry leaders in new business areas into which we intend to expand. This may in turn affect our business, operating results and financial condition. Other emerging companies or companies in related industries may also increase their participation in our market, which would add to the competitive pressures that we face.
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

Our control systems are used in infrastructure projects such as subway systems, railways and nuclear plants; to the extent that our systems do not perform as designed, we could be found responsible for the damage resulting from that failure.
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
We are striving to expand our sales into the international market. Our overseas business extends to Southeast Asia and the Middle East. Any economic downturn may result in reduced funding for public infrastructures including railway or urban mass transit infrastructures and a decreased demand for our transportation control system products and services in the international market. Moreover, any economic downturn may negatively impact the ability of our international customers to obtain financing, which may lead to their unwillingness to purchase our products. Therefore, the general demand for our products and their selling price could decline. Any adverse changes in the global market and economic conditions and any slowdown or recession of the global economy could have a material adverse effect on our business, financial condition, results of operations and prospects. See “—Our business, financial condition, and results of operations may be materially and adversely affected by any economic slowdown in China as well as globally, or tensions in international trade and rising political tensions, particularly between U.S. and China.”
We may not be able to sufficiently protect our intellectual property.
Our business primarily relies on a combination of copyright, patent, trademark and other intellectual property laws, nondisclosure agreements and other protective measures to protect our proprietary rights. As of June 30, 2021, we held 263 software copyrights, 236 authorized patents, 63 patent applications and 55 registered trademarks.
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
Our business, financial condition, and results of operations may be materially and adversely affected by any economic slowdown in China as well as globally, or tensions in international trade and rising political tensions, particularly between U.S. and China.
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
The growth of the PRC economy has slowed in recent years. There have also been concerns about the relationships among China and other Asian countries, the relationship between China and the United States, and the relationship between the United States and certain Asian countries, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes. For instance, the U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020. Further disruptions or continuing or worsening slowdown could significantly reduce domestic commerce in China. A further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other markets in which we may operate could have a material adverse effect on consumer spending and therefore adversely affect our business, financial condition and results of operations.
The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board, and as such, our investors are deprived of the benefits of such inspection. In addition, the enactment of the Holding Foreign Companies Accountable Act and the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty and our securities listed on the NASDAQ Global Select Market could be delisted or prohibited from being traded
“over-the-counter” if we are unable to meet the PCAOB requirement in time
.
The registered public accounting firms that issue the audit reports included in this annual report, as auditors of companies that are traded publicly in the United States and firms registered with the PCAOB are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards.
Our current auditor is located in Hong Kong, a special administrative region of China, a jurisdiction where the PCAOB has determined it is currently unable to conduct full inspections without the approval of the Chinese authorities.
Inspections of other firms that the PCAOB has conducted outside China, including outside Hong Kong, have identified deficiencies in those firms’ audit procedures and quality control procedures, which can be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China, including Hong Kong, prevents the PCAOB from regularly evaluating our auditors’ audit procedures and quality control procedures as they relate to their work, and/or their affiliated independent registered public accounting firms’ work, in China, including Hong Kong. As a result, we and investors are deprived of the benefits of such regular inspections.

The inability of the PCAOB to conduct full inspections of auditors in mainland China and Hong Kong makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures and quality control procedures as compared to auditors who primarily work in jurisdictions where the PCAOB has full inspection access. In addition, the SEC may initiate proceedings against our independent registered public accounting firm, whether in connection with an audit of our company or China-based companies, which could result in the imposition of penalties against our independent registered public accounting firm, such as suspension of its ability to practice before the SEC. All of these could cause our investors and potential investors in our ordinary shares and other securities to lose confidence in our audit procedures, reported financial information and the quality of our financial statements.
In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance, which established a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC. The PCAOB continued to discuss with the CSRC and the PRC Ministry of Finance on joint inspections in the PRC of PCAOB-registered audit firms that provide auditing services to Chinese companies that trade on U.S. stock exchanges. In December 2018, the SEC and the PCAOB issued a joint statement on regulatory access to audit and other information internationally that cites the ongoing challenges faced by them in overseeing the financial reporting of companies listed in the United States with operations in China, the absence of satisfactory progress in discussions on these issues with Chinese authorities and the potential for remedial action if significant information barriers persist. In April 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risks of insufficient disclosures from companies in many emerging markets, including China, compared to those from U.S. domestic companies. In discussing the specific issues related to these risks, the statement again highlighted the PCAOB’s inability to inspect audit work and practices of accounting firms in China with respect to U.S. reporting companies.
On December 18, 2020, the Holding Foreign Companies Accountable Act, or the HFCAA, was enacted. In essence, the HFCAA requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of the HFCAA and any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected SEC registrants, including us, the market price of our ordinary shares and other securities could be materially adversely affected, and we could be delisted if we are unable to meet the PCAOB inspection requirement in time.
On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a Determination Report which reported that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China, because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong.
Final rules implementing certain requirements of the HFCAA were adopted by the SEC on December 2, 2021 and generally become effective on January 10, 2022. The final rules implement the submission and disclosure requirements in the HFCAA. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate, or Commission-Identified Issuers. The final rules require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The final rules also require that a Commission-Identified Issuer that is a “foreign issuer” provide certain additional disclosures in its annual reports. Further, the SEC provided notice regarding the procedures the SEC has established to identify issuers and to impose trading prohibitions on the securities of certain Commission-Identified Issuers, as required by the HFCAA. The SEC will identify Commission-Identified Issuers for fiscal years beginning after December 18, 2020. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If we are identified as a Commission-Identified Issuer based on this annual report for the fiscal year ended June 30, 2021, we will be required to comply with the submission or disclosure requirements in our annual report filing covering the fiscal year ended June 30, 2022. Under the HFCAA, our securities may be prohibited from trading on the NASDAQ Global Select Market or other U.S. stock exchanges and in over-the-counter
markets if we are identified as a Commission-Identified Issuer for three consecutive years, and this ultimately could result in our ordinary shares being delisted from the NASDAQ Global Select Market. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years.

While it was reported that there had been ongoing dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, including Hong Kong, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators. Delisting of our ordinary shares may require holders of our ordinary shares to sell their ordinary shares. The market price of our ordinary shares and other securities could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, as well as negative investor sentiment towards, companies that are listed in the United States, but have public accounting firms headquartered in China, including Hong Kong, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance
We are subject to litigation risks.
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
We were made aware of a shareholders dispute regarding ownership of Ace Lead Profits Limited, one of our shareholders, reporting to own 4,144,223 ordinary shares of our company, which represents 6.69% of our total outstanding shares as of February 4, 2022. Ace Lead Profits Limited is wholly owned and controlled by Mr. Baiqing Shao, and Mr. Baiqing Shao was reported to be deemed to be a beneficial owner of the shares held by Ace Lead Profits Limited.
In August 2016, Dr. Changli Wang, the then sole shareholder of Ace Lead, one of our record shareholders, transferred his single share in Ace Lead to Mr. Baiqing Shao for a nominal consideration. We were notified that Dr. Wang indicated that, as Mr. Shao had stepped down as our chairman and chief executive officer since July 2020, he should no longer be entitled to any share in Ace Lead and he should immediately transfer the share in Ace Lead to one or more persons designated by Dr. Wang. As of the date of this annual report, Mr. Shao has not transferred the share in ACE Lead to any designees of Dr. Wang.
Our board of directors has received notice from Hollysys Committee on Trust Interests (the “Committee”) that a legal action has been commenced in the Hong Kong High Court against Mr. Shao and Ace Lead on March 9, 2021 disputing the beneficial ownership of the Company’s shares held by Ace Lead and the beneficial ownership of the shares of Ace Lead held by Mr. Shao (the “Legal Action”). We cannot predict the outcome of the Legal Action, and the ongoing litigation proceedings in connection with the ownership of Ace Lead may cause us or our management, including Dr. Wang, to incur significant time, resources and cost or divert their attention from our business, which could have a negative impact on our business, results of operations, and growth prospects.

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
our management has concluded that our internal control over financial reporting was effective as of June 30, 2021, and our independent registered public accounting firm has issued an attestation report regarding the effectiveness of our internal control over financial reporting as of June 30, 2021. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ordinary shares. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with these and other requirements of the U.S. securities laws.
The circumstances that led to the failure to file our annual report on time, and our efforts to investigate, assess and remediate those matters have caused and may continue to cause substantial delays in our SEC filings.
As discussed in the explanatory note to this annual report, our filing of this annual report has been delayed and we cannot assure you we will be able to timely make our future filings. Our ability to maintain a timely filing schedule with respect to our SEC reporting is subject to a number of contingencies, including whether and how quickly we are able to effectively collect supporting documents and information and the length of time for our auditor to complete the audit. In case we delay our filings, investors may need to evaluate certain decisions with respect to our ordinary shares, in light of our lack of current financial information. Our lack of current public information may have an adverse impact on investor confidence, which could lead to a reduction in our stock price or restrictions on our abilities to obtain financing in the public market, among others.
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

We may be exposed to liabilities under the FCPA, and other anti-corruption laws and sanctions-related laws and regulations, and any determination that we violated these laws could have a material adverse effect on our business.
We are subject to the FCPA, a U.S. federal law which prohibits improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute, for the purpose of obtaining or retaining business. We have operations, agreements with third parties, and substantially all of our sales outside of the United States, mostly in China, but also in Southeast Asia and the Middle East. The PRC and other governments in the markets we operate also strictly prohibit bribery of government officials. Our activities in China, in particular, create the risk of unauthorized payments or offers of payments by our employees, consultants, sales agents, or distributors, as they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and our employees, consultants, sales agents, or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA, Chinese anti-corruption laws and other applicable anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the U.S. government may seek to hold us liable for successor liability FCPA violations committed by companies in which we invest or which we acquire.
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
An outbreak of disease or similar public health threat, or fear of such an event, could have a material adverse impact on our business, operating results and financial condition.
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
Any public health emergencies, including a real or potential global pandemic such as those caused by the avian flu, SARS, Ebola, coronavirus, or even a particularly virulent flu, could decrease demand for our products and services. The outbreak of
COVID-19,
which has been declared by the World Health Organization to be a “pandemic,” has spread across many countries and is impacting worldwide economic activity. A public health epidemic, including
COVID-19,
poses the risk that we or our employees, suppliers, consumers, and other business partners may be prevented from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities. Given the interconnectivity of global supply chain and global economy, and the possible rate of future global transmission, the impact of
COVID-19
may extend beyond the areas which are currently known to be impacted. While we have seen gradual recovery of our overall business as well as the supply chain, customer bidding, project execution and cash collection resulting from improving health statistics in China since March 2020, the potential downturn brought by and the duration of the
COVID-19
pandemic may be difficult to assess or predict, and any associated negative impact on our business in China and overseas will depend on many factors beyond our control. Major factors include the extent of resurgences of the disease and its variants, vaccine distribution and other actions taken to contain the impact of
COVID-19.
The measures taken by the governments of countries affected could disrupt the demand from our customers, our sales efforts, the delivery of our products and services, reduce our customers’ ability to pay and adversely impact our oversea business, financial condition and results, or results of operations.

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
Although China is committed to expanding its energy production with nuclear power and building a high-speed railway network, both these industries experienced setbacks due to higher than expected accidents, such as meltdown at the Fukushima Daiichi nuclear power plant in Japan following an earthquake and tsunami in 2011 and a fatal high-speed railway accident near Wenzhou, China in 2011. Moreover, future accidents in these two sectors could adversely affect these sectors and our business. The PRC has been one of the world’s fastest growing economies as measured by GDP in recent years. However, economic activity in the PRC has slowed down recently and it may not return to levels of previous years. In an effort to support the growth of the Chinese economy, the PRC government has implemented and may continue to implement various monetary and other economic measures to expand investments in infrastructure projects, increase liquidity in the credit markets and encourage employment. However, there is no assurance that these monetary and economic measures will succeed. If the Chinese economy continues to experience a slowdown or experiences a recession, there may be a delay or reduction in, or cancellation of, projects available to us and demand for the services and products we provide in our various business segments may grow at a lower-than-expected rate or otherwise decrease. Furthermore, we cannot assure you that we will be able to make timely adjustments to our business and operational strategies so as to capture and benefit from the potential business opportunities presented to us as a result of the changes in the economic and other policies of the PRC government. Also, the PRC government will continue to make adjustments to its economic policy objectives and measures in the future, which may include or result in a significant reduction in its budget for investments in infrastructure and other projects. This could have an adverse effect on our business and operations. Moreover, unfavorable financing and other economic conditions for the industries that we serve could negatively impact our customers and their ability or willingness to fund capital expenditures in the future or pay for past services.

The ongoing trade war between China and the United States, and its potential escalation internationally, may have an adverse effect on our business operations and revenues.
The U.S. government has imposed, and has proposed to impose additional, new or higher tariffs on specified products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new or higher tariffs on specified products imported from the U.S. Certain tariffs have already been adopted by both sides, and the two countries often meet to negotiate arrangements that would include the decreasing or removal of tariffs, but we cannot assure you that the negotiations will be successful in reducing tariffs or that other tariffs will not be imposed, even if an agreement will be reached. On October 11, 2019, the U.S. government announced that the two countries had reached a “Phase 1” agreement, which was signed on January 16, 2020. However, due to various political developments, including a new administration in the U.S. government, it remains to be unclear whether any “Phase 2” agreement will be negotiated and how much economic relief from the trade war it will offer. Any further actions to increase existing tariffs or impose additional tariffs could result in an escalation of the trade conflict, which would have an adverse effect on the global economy.
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
Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could adversely affect us.
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
The PRC government may intervene in or influence our operations at any time, which could result in a material change in our operations and significantly and adversely impact the value of our ordinary shares.
The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could require us to seek permission from PRC authorities to continue to operate our business, which may adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

However, as there are still regulatory uncertainties in this regard, we cannot assure you that we will be able to comply with new laws and regulations in all respects, and we may be ordered to rectify, suspend or terminate any actions or services that are deemed illegal by the regulatory authorities and become subject to material penalties, which may materially harm our business, financial condition, results of operations and prospects.
PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions.
On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, or MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, or the SAT, the State Administration for Industry and Commerce (now known as State Administration for Market Regulation), the China Securities Regulatory Commission, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009 by MOFCOM. The M&A Rules, and other adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. In addition, in 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, effective 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “
de facto
control” of domestic enterprises with “national security” concerns.
In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts, may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected, which creates significant uncertainty as to whether transactions that we may undertake would subject us to fines or other administrative penalties and negative publicity and whether we will be able to complete strategic acquisitions in the future in a timely manner or at all.
The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.
The M&A Rules purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval under the M&A Rules is required for any of our future offerings of securities overseas or to maintain the listing status of our ordinary shares, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for our future issuance of securities overseas would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Furthermore, the recently issued Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” Such opinions further provided that the special provisions of the State Council on overseas offerings and listings by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified. As of the date of this annual report, no official guidance and related implementation rules have been issued in relation to these recently issued opinions and the interpretation and implementation of these opinions remain unclear at this stage. In addition, new rules or regulations promulgated in the future could impose additional requirements on us.
Additionally, the amended Cybersecurity Review Measures, or Cybersecurity Review Measures, was promulgated by the CAC and several other administrations in January 2020 and became effective on February 15, 2022. According to the Cybersecurity Review Measures, an “internet platform operator” who has personal information of more than one million users and is seeking to list its securities in a foreign country, must apply to the relevant cybersecurity review office for a cybersecurity review. Given the current nature of our business in China, we do not believe we are an “internet platform operator” who has personal information of more than one million users who is required to file for a cybersecurity review pursuant to the Cybersecurity Review Measures. However, we cannot guarantee that the relevant PRC regulatory agency will take a view that is not contrary to or otherwise from the opinion stated above. If the CSRC or other relevant PRC regulatory agencies subsequently determine that prior approval is required for any of our future offerings of securities overseas or to maintain the listing status of our ordinary shares, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our ordinary shares. If we proceed with any of such offering or maintain the listing status of our ordinary shares without obtaining the approval of the relevant PRC regulatory agency, to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above-referenced opinions, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our ordinary shares.
On December 24, 2021, the CSRC has issued two draft regulations relating to overseas listing and solicits public comments, namely the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments). These draft regulations stipulate that PRC domestic companies that seek to offer and list securities in overseas markets directly or indirectly shall fulfill the filing procedures with and report relevant information to the CSRC. Pursuant to these draft regulations, if the issuer meets the following conditions, its offering and listing will be determined as an “indirect overseas offering and listing by a PRC domestic company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. As advised by our PRC legal counsel, currently, the period for public comment on these draft regulations has ended and their provisions and anticipated adoption or effective date are subject to changes and thus their interpretation and implementation remain substantially uncertain. It also remains unclear on whether a
US-listed
company, like us, are subject to the CSRC filing procedures, to maintain the listing of its securities in a foreign country. As of the date of this annual report, we cannot predict the impact of these regulations on maintain the listing status of our ordinary shares and/or other securities, or any of our future offerings of securities overseas in a foreign country.

Moreover, if there are any other approvals, filings and/or other administration procedures to be obtained from or completed with the CSRC or other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the ordinary shares, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies, which may have a material adverse effect on our business, financial condition or results of operations.
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
Pursuant to the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles promulgated by SAFE, on July 4, 2014, or SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed
companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC
citizens residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted restricted shares or share options, by us may follow the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or SAFE Circular 7, issued by SAFE in February 2012, to apply for the foreign exchange registration. According to the SAFE Circular 7, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC
citizens residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, are required to register with SAFE through a domestic qualified agent, which may be a PRC subsidiary of the overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under the relevant equity incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises’ ability to distribute dividends to us. We also face regulatory uncertainties under PRC law that could restrict our ability or the ability of our overseas listed subsidiaries to adopt additional equity incentive plans for our directors and employees who are PRC citizens or who are non-PRC
residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions.
In addition, the SAT has issued circulars concerning share options and restricted shares. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares vest, will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their share options or restricted shares. Although we currently withhold income tax from our PRC employees in connection with their exercise of options and the vesting of their restricted shares, if the employees fail to pay, or our PRC subsidiaries fail to withhold, their income taxes according to relevant laws, rules and regulations, our PRC subsidiaries may face sanctions imposed by the tax authorities.
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
Under the Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “
de facto
management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “
De facto
management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of
De Facto
Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “
de facto
management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “
de facto
management bodies” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. On July 27, 2011, the SAT issued Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, amended on April 14, 2015 and partially replaced by Announcement of State Administration of Taxation on Matters Relating to Chinese Tax Resident Identity Certificates, which became effective on October 1, 2016, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarifies certain issues related to determining PRC resident enterprise status and post-determination administration. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the competent tax authorities from an offshore incorporated PRC resident enterprise, the payer should not withhold tax when paying
PRC-sourced
dividends, interest and royalties to the offshore incorporated PRC resident enterprise. On January 29, 2014, the SAT further issued Announcement on Determination of Resident Enterprises under
De Facto
Management Body Standard, or Bulletin 9, which delegates the determination of the status of offshore incorporated PRC resident enterprise to the provincial-level tax authorities. Bulletin 9 is applicable to the enterprise income tax filings for 2013 and onwards. Although Circular 82 applies only to offshore enterprises controlled by PRC enterprises or PRC corporate groups and not those controlled by PRC individuals or non-PRC
persons, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “
de facto
management body” test should be applied in determining the tax residency status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals or foreign enterprises. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “
de facto
management bodies.”
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
non-PRC
company.
On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by
Non-PRC
Resident Enterprises, or Bulletin 7, which replaced or supplemented certain previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by
Non-PRC
Resident Enterprises, or Circular 698, issued by the SAT, on December 10, 2009. Pursuant to Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC
resident enterprises may be
re-characterized
and treated as a direct transfer of PRC taxable assets, if the arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from this indirect transfer may be subject to PRC enterprise income tax.

According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment or a place of business in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC
resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, factors to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise directly or indirectly derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China, directly or indirectly; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the foreign income tax liabilities arising from the indirect transfer of PRC taxable assets; the replicability of the transaction by direct transfer of PRC taxable assets; and the applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident
enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where the shares are acquired from a transaction through a public stock exchange.
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
We benefit from tax incentives and receive government grants. As of the date of this annual report, Beijing Hollysys, Hangzhou Hollysys and Hollysys Industrial Software are recognized as high and new technology enterprises, or the HNTEs, by the PRC government, which entitle each of them to a reduced income tax rate of 15% (compared to the statutory income tax rate of 25%).The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in the PRC. In order to maintain such qualifications and the preferential tax rates, these subsidiaries must submit a review application to relevant agencies. The HNTE qualification of these subsidiaries will expire in July 2023, November 2023 and October 2022, respectively. However, we cannot assure you that any of our subsidiaries that currently qualify as HNTEs will continue to qualify for such status in the future. If those subsidiaries fail to maintain their HNTE qualifications or renew these qualifications when the relevant term expires, their applicable income tax rates would increase to 25%, which could have a material adverse effect on our financial condition and results of operations. Moreover, the PRC government could eliminate any of these preferential tax treatments before their scheduled expiration.

In addition, we received VAT refunds and government subsidies of approximately $25.6 million in the fiscal year ended June 30, 2021. The state tax bureaus in China provide refunds out of the value added tax, which we refer to as VAT, they collect in order to encourage the research and development efforts made by certain qualified enterprises. The local governments in China also provide financial subsidies to encourage research and development efforts made by certain qualified enterprises. Some of our PRC subsidiaries have received such refunds and subsidies. The amounts of and conditions attached to these grants were determined at the sole discretion of the relevant governmental authorities. We cannot assure you that these PRC subsidiaries will be eligible to continue to receive these government grants or that the amount of any such grants will not be reduced in the future, and even if they continue to be eligible to receive these grants, we cannot guarantee that any conditions attached to the grants will be as favorable to us as they have historically been.
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
The market price of our ordinary shares has been volatile, and this volatility may continue. The closing price of our ordinary shares on the NASDAQ Global Select Market in fiscal year 2021 ranged from a high of $16.03 to a low of $9.94. Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly. These factors include, among others:

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
Our ordinary shares are traded and listed on the Nasdaq Global Select Market under the symbol “HOLI.” The ordinary shares may be delisted if we fail to maintain certain listing requirements of the Nasdaq Stock Market, or NASDAQ. We received a notification letter dated November 3, 2021 from the Listing Qualifications Department of NASDAQ notifying that we were no longer in compliance with the Nasdaq Listing Rule 5250(c)(1) due to our failure to timely file our annual report on Form 20-F for the fiscal year ended June 30, 2021 with the U.S. Securities and Exchange Commission. We submitted a plan to the NASDAQ to regain compliance in January 2022.
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
As a foreign private issuer, we are permitted to rely on exemptions from certain NASDAQ corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our securities
.
We are exempted from certain corporate governance requirements of NASDAQ by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country, the BVI, in lieu of certain corporate governance requirements of NASDAQ. As result, the standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. For instance, we are not required to:

•	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

•	have a compensation committee and a nominating committee to be comprised solely of “independent directors”; and

•	hold an annual meeting of shareholders no later than one year after the end of the Company’s fiscal year-end.
As discussed elsewhere in this annual report, we have relied on and intend to continue to rely on some of these exemptions. As a result, our shareholders may not be provided with the benefits of certain corporate governance requirements of NASDAQ.

You may have difficulty enforcing judgments obtained against us.
We are a BVI company and substantially all of our assets are located outside of the United States. A substantial portion of our current business operations are conducted in the PRC. In addition, almost all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents in the United States and whose assets are located in significant part outside of the United States. The courts of the BVI would recognize as a valid judgment, a final and conclusive judgment in person is obtained in the federal or state courts in the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment, (ii) such courts did not contravene the rules of natural justice of the BVI, (iii) such judgment was not obtained by fraud, (iv) the enforcement of the judgment would not be contrary to the public policy of the BVI, (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the BVI and (vi) there is due compliance with the correct procedures under the laws of the BVI. In addition, there is uncertainty as to whether the courts of the BVI or the PRC, respectively, would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.
We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. shareholders.
We believe that we may have been a “passive foreign investment company,” or PFIC, for the year to which this annual report relates. If a
non-U.S.
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
The provisions in our Amended and Restated Memorandum and Articles of Association and terms of our Amended and Restated Rights Plan may discourage, delay or prevent a change of control of our company or changes in our management. As a result, our shareholders may be limited in their ability to obtain a premium for their shares.
Our memorandum and articles of association, last amended and restated on January 7, 2021, or the Amended and Restated M&A, authorizes our Board to issue up to 90,000,000 preferred shares without any further action by our shareholders, which could delay, discourage, prevent or make it more costly to acquire or effect a change-in-control.
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
We have granted employee share options and other share-based awards in the past and are likely to continue to do so in the future. Our share-based compensation schemes may have an adverse effect on our results of operations and dilute the ownership interests of our shareholders.
We have granted share-based compensation awards, including share options, restricted shares and restricted share units, to various employees, key personnel and other non-employees
to incentivize performance and align their interests with ours. As a result of these grants and potential future grants, we have incurred in and expect to continue to incur share-based compensation expenses in the future. For example, in the fiscal years ended June 30, 2019, 2020 and 2021, we recorded share-based compensation expenses of $0.2 million, $0.4 million and $9.7 million, respectively. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for share-based compensation awards and recognize expenses in our consolidated statements of comprehensive income in accordance with the relevant rules under U.S. GAAP. Our share-based compensation expenses may increase in future periods, as we adopt new equity compensation plans to incentivize our employees and directors to grow our business. In addition, any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders.
We may determine to cease paying dividends in the future.
Our Board decides if and when our Company will pay cash dividends. On August 11, 2016, our Board approved a regular cash dividend policy pursuant to which future cash dividends are expected to be paid to holders of the Company’s ordinary shares on an annual basis out of funds legally available for such purpose. While cash dividends have been paid in each of 2016, 2017, 2018, 2019 and 2020, the declaration and payment of future dividends will be at the discretion of our Board, and there can be no assurance that cash dividends will be paid in the future. Our future payment of dividends will depend upon many factors, including our financial conditions, earnings, capital requirements of its businesses, legal requirements, regulatory constraints, industry practice, and other factors that our Board deems relevant.
The laws of the British Virgin Islands provide some protection for minority shareholders, so minority shareholders will have some recourse if they are dissatisfied with the conduct of our affairs.
Under the laws of the British Virgin Islands, generally, there is some statutory protection of minority shareholders other than the provisions of the BVI Business Companies Act (as amended), which we refer to as the Act, dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of a BVI company and are entitled to have the affairs of the company conducted in accordance with the Act and the memorandum and articles of association of the company. As such, if those who control the company have persistently disregarded the requirements of the Act or the provisions of the company’s memorandum and articles of association, then the courts will likely grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (ii) acts that constitute fraud on the minority where the wrongdoers control the company; (iii) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (iv) acts where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded to minority shareholders under the laws of many states in the United States. BVI statute law also provides that any shareholder who considers that the affairs of the company have been, are being or are likely to be, conducted in a manner that is likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity may apply for relief.

Under the laws of the British Virgin Islands, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most U.S. jurisdictions.
Generally, the directors of a BVI corporation, subject in certain cases to court approval but without shareholder approval, may implement a reorganization, the sale of any assets, property, part of the business, or securities of the corporation, subject to a limit of up to 50% in value of the company’s assets. The ability of our Board to create new classes or series of shares and the rights attached by amending our Amended and Restated M&A without shareholder approval could have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our ordinary shares at a premium over the current market prices. Thus, our shareholders may potentially have more difficulty protecting their interests in the face of actions by our Board or our controlling shareholders than they would have as shareholders of a corporation incorporated in another jurisdiction.
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
Techniques employed by short sellers may drive down the market price of our ordinary shares.
Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.
Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or enforcement actions by the SEC or other U.S. authorities.

If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law, or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and any investment in our ordinary shares could be greatly reduced or rendered worthless.

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
In July 2016, Beijing Hollycon Medicine & Technology. Co., Ltd. (“Hollycon”), previously as one of our subsidiaries, issued new shares for an aggregate cash consideration of $30,943 to new investors. At the same time, we disposed 0.6% of our equity interest in Hollycon for cash consideration of $464. These two transactions resulted in dilution of our equity interests in Hollycon from 51% to 30%. According to the revised article of association, Hollycon was managed by a board of directors comprising of a total five members, of which, we can appoint two directors while the other three shareholders can appoint one director each. We can also appoint the chairman of the board. All major management and operation decision need be approved by the board and requires approval by at least 2/3 of board directors. Profits are allocated to shareholders based on the percentage of respective initial investment. We lost control over Hollycon upon the completion of the two transactions set out above, but maintained significant influence over Hollycon, and accounted for the investment in Hollycon under the equity method. Upon the deconsolidation date, we recorded the retained non-controlling
equity investee at fair value of $22,737 and recognized a gain of $14,514. The fair value of retained non-controlling
interest in Hollycon was measured using a discounted cash flow approach. Key estimates and assumptions include the amount and timing of future expected cash flows, terminal value growth rates, and discount rate.

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
Non-Binding Buyout Proposals
On December 10, 2020, we announced that our board of directors received an unsolicited non-binding proposal
letter, dated December 7, 2020, from a consortium comprised of Mr. Baiqing Shao, Ace Lead Profits Limited and CPE Funds Management Limited (collectively, the “Shao Consortium”), to acquire all of our outstanding ordinary shares for $15.47 in cash per ordinary share. On January 8, 2021, we announced that our board of directors rejected such unsolicited offer, and we determined that such unsolicited offer substantially undervalues our Company and is not in the best interest of our shareholders. On February 1, 2021, we announced that our board of directors received a revised unsolicited consortium proposal to acquire all our outstanding shares for $17.10 per share. On July 15, 2021, we set record straight on the Shao Consortium’s consent solicitation, refuted the false claims put forth by the Shao Consortium regarding our past performance, governance decisions, and highlighted that the Shao Consortium’s offer undervalued our Company.
On August 2, 2021, we announced that our board of directors was in the process of evaluating a non-binding
offer from Superior Emerald (Cayman) Limited, a company controlled by Ascendent Capital Partners, and Dr. Changli Wang, CEO and a director of our Company (collectively, the “Emerald Consortium”), delivered to us on July 20, 2021 to acquire all of our outstanding ordinary shares for $23.00 per share in cash (the “Emerald Proposal”). On August, 24, 2021, we announced that our board of directors received from the Emerald Consortium a notification advising that Mr. Yue Xu and Mr. Lei Fang, the co-chief
operating officers of our Company, agreed to join the Emerald Consortium as members in connection with the Emerald Proposal. According to the notification we received, Mr. Xu and Mr. Fang jointly represented the collective interests of themselves and certain other management and employees of our Company.
On November 15, 2021, we announced that our board of directors was in the process of evaluating a non-binding
offer from Zhejiang Longsheng Group Co., Ltd. and Loyal Valley Innovation Capital (HK) Limited delivered to us on September 10, 2021 to acquire all of our outstanding ordinary shares for US$24.00 per share in cash (the “Lonsen Proposal”).

On November 24, 2021, our board of directors received a
non-binding
offer from Centurium Capital to acquire all of our outstanding ordinary shares for $24.00 per share in cash (the “Centurium Proposal”). On December 3, 2021, our board of directors received a non-binding
offer from RECCO Control Technology Pte. Ltd. and China Electronics Technology Group Corporation to acquire all of our outstanding ordinary shares for $25.00 per share in cash (the “RECCO Proposal”).
On December 6, 2021, our board of directors received a
non-binding
offer from Boyu Capital Advisory Company Limited to acquire all of our outstanding ordinary shares for $23.00 per share in cash.
On January 24, 2022, we announced that after careful review and consideration with the assistance of our executive management team as well as external financial and legal advisors, our board of directors resolved that it is not currently considering a sale of our Company and thus will suspend further evaluation of all unsolicited buyout proposals that we have received. We believe that our Company possesses significant value creation potential with its leading position in the automation industry, and that it is important for us to focus on strengthening and optimizing our business operations. In deciding to suspend the consideration of all unsolicited buyout proposals, we also took into consideration the complexity and uncertainties in the global and PRC regulatory landscapes, which, in the opinion of our board of directors, would create significant difficulty in obtaining a fair valuation of our Company and increase the uncertainty of consummating a potential sale transaction. For details on the regulatory development, see “—B. Business Overview—Recent Regulatory Development.”
Our corporate headquarters are located at No. 2 Disheng Middle Road, Beijing Economic-Technological Development Area, Beijing, 100176, China. Our telephone number is (+86) 10 58981386. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168. We maintain a website at http://www.hollysys.com that contains information about our company, but that information is not a part of this annual report.
The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.
B. Business Overview
Recent Regulatory Development
Cybersecurity Review Measures
In January 2022, the CAC and several other administrations jointly promulgated the amended Cybersecurity Review Measures, or the Cybersecurity Review Measures, which became effective on February 15, 2022, and supersede and replace the current cybersecurity review measures that became effective since June 2020. Pursuant to the Cybersecurity Review Measures, a “critical information infrastructure operator,” or CIIO, that purchases network products and services, or conducts data process activities, which affect or may affect national security will be subject to the cybersecurity review. The Cybersecurity Review Measures also expands the cybersecurity review to “internet platform operators” in possession of personal information of over one million users if such operators intend to list their securities in a foreign country. Alternatively, relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security.
As of the date of this annual report, uncertainties still exist in relation to the interpretation and implementation of the Cybersecurity Review Measures. However, we cannot rule out the possibility that we, or certain of our customers or suppliers may be deemed as a CIIO. If we are deemed as a CIIO, our purchase of network products or services, if deemed to be affecting or may affect national security, will need to be subject to cybersecurity review, before we can enter into agreements with relevant customers or suppliers, and before the conclusion of such procedure, these customers will not be allowed to use our products or services, and we are not allowed to purchase products or services from our suppliers. For details of the associated the risks, see “Item 3. Key Information—4. Risk Factors—Our failure to comply with cybersecurity and data protection laws and regulations could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results.”

As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect of any regulatory objections to our listing status from the CAC.
Potential CSRC Approval Required for the Listing of our Ordinary Shares
On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities. Theses opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As of the date of this annual report, no official guidance and related implementation rules have been issued in relation to these recently issued opinions and the interpretation and implementation of these opinions remain unclear at this stage.
On December 24, 2021, the CSRC has issued two draft regulations relating to overseas listing and solicits public comments, namely the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments). These draft regulations stipulate that PRC domestic companies that seek to offer and list securities in overseas markets directly or indirectly are required to fulfill the filing procedures with and report relevant information to the CSRC. Pursuant to these draft regulations, if the issuer meets the following conditions, its offering and listing will be determined as an “indirect overseas offering and listing by a PRC domestic company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. These regulations were released only for soliciting public comment at this stage and their provisions and anticipated adoption or effective date are subject to changes and thus their interpretation and implementation remain substantially uncertain. As of the date of this annual report, it also remains unclear on whether a
US-listed
company, like us, are subject to the CSRC filing procedures, to maintain the listing of its securities in a foreign country.
We cannot assure you that we will not be required to obtain the approval of the CSRC or of potentially other regulatory authorities to maintain the listing status of our ordinary shares on the Nasdaq Stock Market or to conduct offerings of securities in the future. See “Item 3. Key Information—4. Risk Factors—The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.” We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for overseas listings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC.
COVID-19
Update
Since the third quarter of fiscal year 2020, a novel strain of Coronavirus Disease 2019 (COVID-19) has spread rapidly globally. The pandemic has resulted in quarantines, travel restrictions and the temporary closure of stores and business facilities around the globe. The COVID-19 pandemic has created and may continue to create significant uncertainty in the macroeconomic environment which, in addition to other unforeseen effects of this pandemic, may adversely impact our global business, results of operations, and financial condition. Potential impact to our results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by government authorities and other entities to contain COVID-19 or mitigate its impact, almost all of which are beyond our control.

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

•
We prioritize the health and safety of our employees, and have taken various preventative measures in response to the pandemic’s impact. A comprehensive healthcare guidance was established , and required to be strictly followed, in each of our bases in China, including health conditions reporting through online survey, mandated mask wearing, health QR code checking at the entrance, daily temperature measurement, distancing policy for particular areas, unified vaccination arrangements, etc.

•
While we have seen gradual recovery of our overall business resulting from improving health statistics in China since March 2020, the pandemic continued to have an adverse effect on our overseas business, especially in Southeast Asia and South Asia. In overseas workplace, we implement the policy requesting non-essential or all employees to work remotely based on COVID-19 situation in different regions. As a result of the pandemic, some tenders and projects have also been delayed.

For more descriptions of the risks associated with COVID-19, see “Item 3. Key Information—D. Risk Factors—An outbreak of disease or similar public health threat, or fear of such an event, could have a material adverse impact on our business, operating results and financial condition.”
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
Founded in 1993, with technical expertise and innovation, we have grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. As of June 30, 2021, we had cumulatively carried out more than 35,000 projects for approximately 20,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which we have established leading market positions. With our strong customer base and highly-reputable brand, we believe we are well positioned to capture opportunities from untapped growth potential in China and around the world.

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
Our comprehensive suite of automation solution consists of hardware-centric products such as instrumentation and actuators, our proprietary software-centric DCS/SIS (Safety Instrumentation System)/PLC (Programmable Logic Controller), and valued-added software packages such as STS (Simulation Training System), HAMS (HolliAS Asset Management System), APC (Advanced Process Control) and MES (Manufacturing Execution System), among others. Our solution has been widely used in process industries involving continuous flow of material handling, such as power generation and petro-chemical industries, while we have also served clients from metallurgy, building materials, pharmaceutical and food & beverage, among other industries. Our client base includes large state-owned enterprises, multi-national companies, and other domestic companies. Some of our renowned customers include the five major Chinese power generation companies, the three major Chinese petroleum companies, and international companies such as BASF. We have also obtained customers from India and Southeast Asia within similar industries.

Meanwhile, the development of equipment and process level automation in China has gradually increased production digitalization, which has created opportunities for the development of digital factory. Compared with equipment and process automation, digital factory brings production and management into greater coordination. The realization of such change requires the integration and processing of data of different verticals covering equipment, production line, workshop and corporate administration level. Since we put forth our digital factory initiative in the year 2018, we have successfully signed and completed several contracts with our existing customers from power and chemical industries.
We command a leading position in the field of nuclear power digital instrument control in China as one of the qualified local automation and control product providers to the non-safety control for both nuclear island and conventional island of nuclear power reactors in nuclear power stations. We provide our HOLLiAS MACS-N DCS product to China’s nuclear power industry and our product has been successfully applied in China’s large fossil energy power stations and nuclear power stations with various generations of reactor technology, and we have accumulated rich engineering and technical experience. The product adopts hardware and software that meet the strict requirements of the nuclear energy industry, and the quality control process that meets the requirements of nuclear safety is strictly implemented in the manufacturing process and project implementation process. Nuclear power plants operate on the principle that nuclear reactors heat water to produce steam, which converts nuclear energy into heat energy. The steam pressure then turns a turbine, which converts heat energy into mechanical energy. The turbine then drives a generator and converts mechanical energy into electricity, thus completing nuclear power generation.
Rail Transportation:
We have branched out from the industrial automation domain into the subway and high-speed rail businesses, leveraging on our core competency and strong research and development capabilities, and have already established a key position in the high-speed rail signaling market and subway SCADA market.
In high-speed rail business, our core proprietary product lines include TCC (Train Control Center) and ATP (Automation Train Protection). An ATP essentially acts as the train over-speed protection mechanism. It collects real-time information like speed limit ahead, train operation status, line data, instructions from train control center, and then combines that information with the train parameters to produce train protection curves. In case of any human errors, like driver’s negligence at the red light, it applies emergency brakes automatically. A TCC is an on-ground
control center at railway stations or equipment stations which monitors route condition, track status, train schedules, distance between trains, and the working status of other essential function devices, and then through logic calculation, generates control instructions and commands. The command information from the TCC is then transmitted to the ATP located on the locomotives/trains, through track circuits and electronic beacons located at various points along the railway line, or wirelessly.
Besides ATP and TCC, we also provide other signaling products in high-speed rail market, such as ATO (Automatic Train Operation system), Track Circuit, LEU (Line-Side Electronic Unit), BTM (Balise Transmission Module), TSRS (Temporary Speed Restriction Server), RBC (Radio Block Center) and CBI (Computer Based Interlocking). China Railway Corporation, or CRC, employs its own administrative admission system and sets specific standards for the high-speed rail signaling products deployed in China’s high-speed rail lines. In addition to having our products certified under those PRC domestic standards, we have redesigned the whole set of our high-speed rail signaling systems to better compete in the rail market outside China. For example, most of our high-speed rail signaling products have passed European Safety Standards SIL 4 certification. For high-speed rail business, CRC and local provincial rail bureaus in China are our major customers. We are also the supplier of the entire high-speed rail signaling system to Shenzhen-Hong Kong high-speed rail line for the Hong Kong MTR, which has marked our breakthrough into the international high-speed rail signaling market.
In subway business, our core product is SCADA system. It is an open software platform to enable integrated and unified monitoring of all necessary sub-systems of the subway, including the Power Supervisory Control and Data Acquisition System, Building Automatic System, Fire Alarm System, Platform Screen Door System, Access Control System, Closed Circuit Television, Passenger Information System, Passenger Train Information System, and Alarm System. Our performance records cover numerous cities in China, including Beijing, Guangzhou, Shenzhen, Tianjin, Dalian, Wuhan, Chengdu, Lanzhou and Hohhot. Based on our strong research and development capability and technical know-how of signaling application accumulated from high-speed rail business, we have also developed our proprietary subway signaling system certified under European Safety Standards. Our international performance records include Thomson & Eastern Region Lines in Singapore and Shenzhen-Hong Kong high-speed rail line.

Mechanical and Electrical:
We established a stronger foot-hold in Southeast Asia through the acquisitions of Concord Group and Bond Group in 2011 and 2013 respectively. Concord and Bond Groups mainly provide mechanical and electrical solutions, including design, engineering, procurement, project management, construction and commissioning, and maintenance related services. Concord Group mainly focuses on railway transportation in Singapore, Macau, Qatar, UAE and Saudi Kingdom markets, and Bond Group mainly focuses on factories, data centers, banks, hospitals, airports, power stations, gas and instrumentation plants, hotels, commercial centers, residential buildings and infrastructure works in Malaysia. Through the acquisitions, we seek to expand the existing distributions and marketing channels to sell our existing product lines to the fast-growing Southeast Asia and the Middle East markets.
During the past several years we have achieved a number of significant contract wins in international arena, including (i) contracts with MTR Corporation Limited in Hong Kong to provide a complete suite of high-speed rail signaling systems to Guangzhou-Shenzhen-Hong Kong Express Rail Hong Kong Section; (ii) a contract with Thales Solutions Asia Pte. Ltd. to provide design, installation, testing and commission for replacing the existing Metro signaling systems for the North-South East-West lines including decommissioning the existing signaling system and installing new signaling systems for the Tuas West Extension line in Singapore; (iii) a contract with Land Transport Authority in Singapore to provide the Integrated Supervisory Control System for the Thomson & Eastern Region Lines in Singapore; (iv) a contract with Meiden Singapore to carry out the replacement of Metro Power distribution system for North-South East-West lines in Singapore; (v) a contract with Bombardier for the replacement of the existing signaling system for Singapore Bukit Panjang LRT; (vi) a contract with Mitsubishi Heavy Industries Ltd. to provide electrical installation services for part of the Power Distribution System Package of the first Phase of Doha Metro; (vii) two contracts with Thales Middle East for Doha Metro Signaling and Lusail LRT for Qatar Rail Authority; (viii) a contract with Mitsubishi Heavy Industries for Macau LRT; (ix) a contract with SMRT in Singapore to provide the maintenance of overall display systems the Thomson & Eastern Region Lines in Singapore; and (x) maintenance contracts with MTR Corporation Limited in Hong Kong spanning multiple years.
Project Implementation:
We establish a project group of sales engineers, technical engineers and project management professionals for each of our potential customers to provide them total integrated solutions tailored to their specific requirements. The sales engineers and technical engineers work together to offer the best customized solutions from understanding each customer’s detailed requirements through on-site
studies. The technical engineers are responsible for hardware assembly, software configuration, testing and installation, commissioning and trial operation, and start-up
and training; while the project management professionals oversee budgetary matters, coordinate the work force, ensure adequacy of resources and monitor progress and quality to ensure the timely completion of each project. Our integrated solutions projects involve one or more of the following activities:

•
Solution planning
– We provide our customers with strategic and tactical reviews of their current operations and future requirements. The planning includes defining client business requirements, developing appropriate hardware and software, and selecting preferred technology.

•
Solution design
 – We detail the industry specifications and implementation tactics necessary to achieve our customers’ objectives. We also take into consideration the integration of the hardware and software deployed in our integrated solution with the existing ones of each customer, and the ongoing management followed. Examples of these services include defining functional requirements for the system and our components, developing integration plans and designing of customer-specific system and services applications.

•
Solution implementation
– We install the recommended systems and provide essential services throughout the solution implementation process, to better meet our customers’ specific requirements. Key activities include project management, hardware procurement and production, software development, configuration and field installation and testing, and development of customized system and services management applications.

Leveraging our proprietary technology and products, our integrated solutions create value for our customers and improve their competitive strengths by:

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
Integrated Solutions Contracts
The main channel through which we get our automation system business is the procurement bidding process. Customers seeking bids propose their requirements and specifications in legal bidding documents and those companies that are interested in obtaining these contracts make a bid in written form. If we win the bid, we finalize an integrated solutions contract. We derive a large percentage of our total consolidated revenues from the integrated solutions contracts that we win through the bid process. In addition, we also generate revenue from sales of spare parts and component products to customers for maintenance and replacement purposes after the completion of the integrated solution solutions contract, and from the provision of services such as maintenance and training that tends to provide a recurring revenue stream.
The purpose of an integrated solutions contract is to furnish an automation system that provides the customer with a total solution for the automation or process control requirement being addressed. The automation system and total solution that we offer consists of hardware, software and services, all of which are customized to meet the particular needs and technical specifications of our customers. None of the hardware, software and service has independent functionality, and therefore none of them can be sold separately to customers.
The major terms of an integrated solutions contract include solution planning and design, system installation, customer acceptance, payment milestones and warranty. The process of fulfilling an integrated solutions contract consists of the following four stages:

•
Solution planning and design
– We provide customers with a customized plan for achieving the required solution by establishing a project group for each contract. The project group includes system engineers who propose, discuss and agree on the system design and implementation plan with the technical personnel of the customers
.

•
System manufacturing and installation
– Based on the design and implementation plan, and in accordance with the project schedule, we enter into the process of purchasing the necessary hardware, manufacturing components for the hardware, developing software platform, re-configuring
the software embedded in the hardware, and fabricating the integrated hardware into cabinets, on-site
installation and testing, and training customers’ personnel about how to use the automation and total solution.

•
Customer acceptance
– The procedures for customer inspection and acceptance of the system are typically contained in the contracts. The initial inspection usually occurs when the hardware is delivered to the customer’s site for the purpose of detecting any obvious physical damage during shipping and to confirm that the entire order was delivered. A final acceptance will be performed upon the satisfaction of integrated solution testing.

•
Warranty period
– The integrated solutions contracts customarily provide our customers with a one to three years’ warranty (although sometimes the warranty period may be longer depending on the customer and the negotiations for the contract), which runs from the date of the final customer acceptance. The end of the warranty period represents fulfillment of the entire contract.

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
The size of an integrated solutions contract is determined by a customer’s needs in terms of the amount of equipment needed and the complexity of the integrated solutions. The size of an integrated solutions contract drives the revenues generated by the contract. Because most contracts will require working periods longer than one year, the best way to measure the contract revenue realized is to use the percentage-of-completion
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
Markets
Industrial Automation Market
Multi-national companies including Honeywell (US), Siemens (Germany), Emerson (US), ABB (Sweden), Rockwell (US), Yokogawa (Japan) and Hitachi (Japan) account for the majority of the global automation market share, and such market pattern is similar in China. However, with years of development, domestic players including Hollysys and Supcon are gradually becoming leading players in different verticals.
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
Industry-wide upgrade.
The transformation of entire industries by the emergence of data-driven smart manufacturing and industrial internet of things, or IIoT, is expected to generate a high volume of new deployment needs for industrial automation, which in turn, is expected to generate recurring needs for maintenance and upgrade.
Favorable policies
. The Chinese government is actively promoting environmental protection, energy conservation and industrial transformation and upgrade to achieve a more sustainable course of development, which also gives rise to market opportunities for automation solution providers.
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
We are well-positioned to benefit from China’s nuclear power development. At present, China’s nuclear power sector is relatively underdeveloped, with the vast majority of power generated by coal-fired power plants. According to China Nuclear Energy Association, as of June 30, 2021, there were 51 nuclear reactors in operation in China.
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
According to the 14th Five-year Plan for the Development of Modern Comprehensive Transport System issued by the State Council of the PRC, the total high speed railway operating mileage in China reached 38,000km at the end of 2020, and is expected to reach 50,000km in 2025. As one of the three high-speed rail signaling products providers in the C2 category in China, and one of the three high-speed rail signaling products providers to the C3 category, we believe that we are well positioned to benefit from this unprecedented, world leading high-speed railway build-out.

According to the 2021 Rail Transportation Statistics Report published by the Ministry of Transport of the PRC, the operating mileage of urban rail transit in China reached 9,192.62km by the end of 2021, indicating an annual increase of 1,222.92km.
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
Favorable policies
. Ambitious PRC government policies such as the Eight Horizontal and Eight Vertical High-speed Railway Corridors Project, Belt and Road Initiatives, and High-speed Railway Diplomacy are expected to sustain growth in the rail automation market.
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
The outbreak of COVID-19 has impacted the construction and transportation sector in the Southeast Asia and the Middle East market. With projects being delayed and supply chain being impacted, our target market is expecting a slow recovery in the post-COVID-19 era, while potential impact on our results of operations will also depend on the future duration and severity of the pandemic and the actions taken by related government authorities.
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
In the PRC high-speed rail business, given the administrative admission system employed by China Railway Corporation and the governing of the China Train Control Standard (CTCS), i.e., the national rail technology standard in China, we are facing less competition from multi-national companies. Currently, Hollysys is one of the three providers that supply signaling products to China’s 200-250km/h segment of the high-speed rail market. The other two are China Academy of Railway Science and Zhuzhou CRRC. Hollysys is one of the three signaling product providers to China’s 300-350km/h segment of the high-speed rail market. The other providers are CRSC and China Academy of Railway Science. In SCADA market, we mainly compete with Nanjing Automation Research Institute (NARI). In the nuclear automation segment, we mainly compete with multi-national corporations such as Siemens and Invensys. Our major competitors in the international rail and subway signaling markets are Bombardier and Alstom.
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
Our solid leadership position rests not only on market share, but also on our continued innovation and breakthroughs in the industry in China. We were the first to achieve the following feats in China’s automation market:

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
As evidence of our strong reputation, we have been actively involved in setting industrial standards, and have received numerous awards and industry recognitions. Notably,

•
we have led or participated in the formulation of national standards including industrial enterprise information integration system standards GB/T 26335-2010, the first section of network safety of programmable logic controller (PLC) for industrial automation and control systems, system requirements of GB/T 33008.1-2016, urban rail transit integrated supervision and control system design specifications GB/T 50636-2018, industrial-process measurement, and reference model GB/Z 32235-2015 for control and automation production facility (digital factory);

•
we received awards and recognition of National Enterprise Technology Center, National Innovative Enterprise, one of the first batch of National Intelligent Manufacturing Pilot Demonstration Enterprises, National Standardization Management System Consulting Service Institution under the strategy of integrating industrialization and information technology, national quality benchmark for industrial enterprises, a key software enterprise in national planning and layout, and national one-stop application program demonstration enterprise. We were also among the first batch of enterprises selected into the recommended directory of national intelligent manufacturing system solution suppliers, and were selected by the Ministry of Industry and Information Technology as green design demonstration enterprise for industrial products and green factory enterprise. In addition, we were awarded the “Ten-year Achievement Award of National High-tech Industrialization” by the National Development and Reform Commission, the second prize of National Science and Technology Progress, the first prize of Beijing Science and Technology Award, etc.; and

•
we have received product and service quality awards from the Hong Kong MTR for five consecutive years, including the Gold Quality Award in 2016, the highest honor given by the Hong Kong MTR in respect to project quality management.

•	Proven credentials with high barriers to entry .
Our proven credentials of qualification, project experience and reliability record have formed strong barriers and a self-reinforcing virtuous circle that has enabled us to stand out among our competitors.
In China, we are one of the few domestic company qualified to design and manufacture non-safety control systems of nuclear power plants, the only SIS provider on the National Safety Bureau’s 2017 Directory for the Promotion of the Advanced and Replacement of the Obsolete in Safety Technology and Equipment, and one of the only three companies qualified to provide high-speed rail signaling products in both CTCS-2 and CTCS-3 categories, as well as to design and construct Chinese high-speed rail ATO control systems. In the overseas market, our rail signaling systems and SIS have attained the highest European safety standard certifications.

Among the over 35,000 projects completed since our founding days, we have steadily climbed the ranks and undertaken some of the most sophisticated and challenging projects for increasingly demanding customers in China. Our integrated and balanced teams including R&D staff, engineers and project management have accumulated invaluable relevant experience and in-depth
industry knowledge of our customers’ industry verticals. These valuable credentials were built through decades of dedication and commitment and are critical in enabling us to win bids.
Our customers operate in industries with some of the most stringent safety and reliability requirements such as nuclear power and high-speed rail, where small system malfunctions could lead to disastrous accidents. We have always put safety first and implemented comprehensive procedures to ensure the highest safety standards. As a result, we have maintained an outstanding safety record throughout our nearly three decades’ history, and potential customers come to us because of our reputation for safety and reliability.

•	Integrated, customized solutions leading to high customer satisfaction and stickiness.
With comprehensive system integration capabilities as our backbone, we offer customers one-stop
shop total solutions and deliver convenient and economic solutions, which significantly mitigate system compatibility risks.
We go further by providing tailor-made solutions with our proprietary technologies, which we can readily adapt and customize to meet varying needs. We form dedicated teams composed of complementary groups of sales personnel, and hardware and software engineers from a variety of disciplines to understand our customers’ specific needs early on, identify feasible action items, and customize to their satisfaction. Our customization approach has proven value proposition particularly in our home market, where many customers have developed their own production processes, and many others are becoming more sophisticated in their demand.
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
Technology is at the core of our competencies, and rooted in our engineering background and innovative culture. Among other automation control systems, we have successfully developed our own proprietary DCS, PLC, high-speed rail and urban rail signaling and certified SIS systems. We are also proactively embracing the era of IIoT and have attained an early leading position in this area, as evidenced by our capacity to provide smart manufacturing solutions, and our awards from the 2019 Industrial Internet Summit including Excellent Data Collection and Edge Computing Technology Provider, Excellent Industrial PaaS Provider and Excellent Industrial SaaS Provider. We were listed among the Top 100 Competitive Enterprises in Software and Information Technology Service in 2021, the Top 100 Enterprises in China Machinery Industry in 2021, the first batch of intelligent manufacturing diagnostic service providers in Beijing, the most influential enterprises in China’s software industry, and the Top 100 Innovation Demonstration Enterprises of China. As of June 30, 2021, we held 263 software copyrights, 236 authorized patents, 63 pending patent applications and 55 registered trademarks.
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

We have in place a full suite of infrastructure that gives rise to strong R&D capabilities, including research facilities and labs in Beijing, Hangzhou, Xi’an and Singapore. We also collaborate with Academecians from the Chinese Academy of Engineering on R&D endeavors in relevant areas including automation, digitalization, smart manufacturing and industrial information security. We adopt a market-driven approach, in which we strategically focus our R&D on the parts of the value chain that we excel at and our future targeted markets, while we continuously upgrade our technology from project experience. We have spent approximately 6– 10% of our revenues on research and development each fiscal year.

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
Given the technology-intensive nature of the automation control systems market, we see technology capability and talent as our core competencies. We have been seeking and will continue to seek to improve our existing products and services and develop new technologies, applications, and platforms. We plan to continue to invest in R&D both in China and abroad and to collaborate with multinational corporations, to ensure that our proprietary technologies remain industry leading. Specifically, we aim to invest in developing and refining our solutions in urban rail signaling, smart manufacturing and IIoT.

Our team of talented researchers and engineers is a key contributing factor to our market leadership. We aim to recruit and retain top-notch
talent with well-designed incentive programs. We plan to enhance collaboration with experts from the Chinese Academy of Sciences, the Chinese Academy of Engineering, and international research institutes to further enhance our research and development capabilities, and create a conducive environment for their research and development efforts. We also plan to strengthen our innovation and incubation efforts at our innovation center and research institute in Beijing.

•	Exploring international business opportunities and expanding overseas presence strategically
We have established sales networks in Singapore and Malaysia through operations of our Concord and Bond Groups. We plan to continue our internationalization in multiple aspects, including sales channel, manufacturing center and research center. If suitable opportunities arise, we may consider overseas acquisition to achieve our business goals.
We will continue to accompany our Chinese customers as they go global. We also plan to jointly develop overseas projects with international partners.
Manufacturing
We design and manufacture the hardware of our products in Beijing and Hangzhou facilities. The core part of the hardware of our products is the printed circuit board. We manufacture the printed circuit boards in our SMT (Surface Mounting Technology) lines and plug-in
mounting lines, and assemble them into various types of modules and then form the modules into the final products. The raw materials which we procure mainly include bare printed circuit boards from vendors based on our requirements and design considerations, and electronic components, chips, cabinets and cables among other factors. Our products are subjected to rigorous testing in our facilities prior to shipment.
Several subsidiaries of the Company, including Beijing Hollysys, Hangzhou Hollysys, Hangzhou System and Hollysys Electronics, have all passed GB/T 19001/ISO 9001 international quality management system certification, GB/T 24001/ISO 14001 environmental management system certification, and GB/T 28001 occupational health and safety management system certification.
The GB/T 19001/ISO 9001 international quality management system certificate is valid for production, and technical service of industrial automatic control system equipment. The other two certificates described above are valid for production, technical service and related management activities of industrial automatic control system equipment.
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
In June 2019, the Ministry of Commerce and the National Development and Reform Commission promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, effective July 30, 2019, which was updated on June 23, 2020 and December 27, 2021, respectively. The latest Negative List further expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the Negative List where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists.
On March 15, 2019, the Standing Committee of the National People’s Congress passed the Foreign Investment Law of the PRC, which came into effect on January 1, 2020, and replaced the Law of the People’s Republic of China on China-Foreign Equity Joint Ventures, the Law of the People’s Republic of China on Wholly Foreign-Owned Enterprises, and the Law of the People’s Republic of China on China-Foreign Contractual Joint Ventures. The Foreign Investment Law of the PRC adopts the management system of the negative list for foreign investment. A foreign investor may not invest in a field which is prohibited by the foreign investment access negative list from investment. To invest in a field restricted by the foreign investment access negative list from investment, a foreign investor shall meet the investment conditions set out in the negative list.
On December 30, 2019, the PRC Ministry of Commerce and State Administration for Market Regulation promulgated the Measures on Reporting of Foreign Investment Information, which came into effect on January 1, 2020 and replaced the Interim Measures for the Recordation Administration of the Incorporation and Change of Foreign-Invested Enterprises, for carrying out investment activities directly or indirectly in the PRC, the foreign investors or foreign-invested enterprises are required to submit investment information to the commerce authorities pursuant to these measures.
Regulations Relating to Intellectual Property
The Standing Committee of the National People’s Congress and the State Council have promulgated comprehensive laws and regulations to protect trademarks. The Trademark Law of the PRC (2013 revision) promulgated on August 23, 1982 and subsequently amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019, respectively, and the Implementation Regulation of the Trademark Law (2014 revision) issued by the State Council on August 3, 2002 and amended on April 29, 2014 are the main regulations protecting registered trademarks. The Trademark Office under the State Administration for Industry and Commerce administrates the registration of trademarks on a “first-to-file” basis, and grants a term of ten years to registered trademarks.
The PRC Copyright Law, adopted in 1990 and revised in 2001, 2010 and 2020, respectively, with its implementation rules adopted on August 8, 2002 and revised in 2011 and 2013, respectively, and the Regulations for the Protection of Computer Software as promulgated on December 20, 2001 and amended in 2011 and 2013 provide protection for copyright of computer software in the PRC. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with the National Copyright Administration Center or its local branches to obtain software copyright registration certificates.
Pursuant to the Patent Law of the PRC (the “Patent Law”) promulgated by the Standing Committee of the NPC on March 12, 1984 and last amended on October 17, 2020 and came into effect on June 1, 2021 and the Implementation Rules of The Patent Law of the PRC amended by the State Council on January 9, 2010 and came into effect on February 1, 2010, patents in China are divided into invention patent, utility model patent or design patent. Invention patent refers to new technical solutions for a product, method or its improvement. Utility model patent refers to new technical solutions for the shape, structure or the combination of both shape and structure of a product, which is applicable for practical use. Design patent refers to new designs of the shape, pattern or the combination of shape and pattern, or the combination of the color, the shape and pattern of a product with aesthetic feeling and industrial application value. Invention patent shall be valid for 20 years, utility model patent shall be valid for 10 years and design patent shall be valid for 15 years, all commencing from the date of application. The patent right entitled to its owner shall be protected by the laws. Any person shall be licensed or properly authorized by the patent owner before he/she/it can use such patent. Otherwise, it shall constitute an infringement of the patent right. According to the Patent Law, any entity or individual who exploits another person’s patent shall enter into a license contract with the patent owner and pay a royalty for the use of the patent. The licensee is not entitled to allow any entity or individual other than those stipulated in the contract to exploit such patent. According to the Measures for the Filing of Patent Exploitation License Contracts promulgated by the China National Intellectual Protection Administration (the “CNIPA”) on June 27, 2011 and came into effect on August 1, 2011, the CNIPA is in charge of the filing of patent exploitation license contracts nationwide, and other parties shall complete the filing procedures within three months from the date the patent implementation license contract coming into effect.

The Ministry of Industry and Information Technology promulgated the Administrative Measures on Internet Domain Name on August 24, 2017 to protect domain names. On June 18, 2019, the China Internet Network Information Center issued the Implementing Rules for the Registration of National Top-level Domain Names. According to these measures, domain name applicants are required to duly register their domain names with domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.
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
PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.”

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
We adopted an equity incentive plan in 2015, under which we have the discretion to award incentives and rewards to eligible participants. We have advised the recipients of awards under our equity incentive plan to handle relevant foreign exchange matters in accordance with the Stock Incentive Plan Notice. However, we cannot guarantee that all employee awarded equity-based incentives can successfully register with SAFE in full compliance with the Stock Incentive Plan Notice. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be subject to fines and legal sanctions imposed by SAFE or other Chinese government authorities and our ability to further grant restricted shares or share options to, and to adopt additional share incentive plans for, our directors and employees may be restricted if we or the participants of our share incentive plans fail to comply with PRC regulations relating to restricted shares or share options granted by offshore special purpose companies or offshore listed companies to PRC participants.”
Regulations on Dividend Distribution
The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC include the Company Law of the PRC, as amended in 2004, 2005, 2013 and 2018 respectively, the Wholly Foreign-owned Enterprise Law promulgated in 1986 and amended in 2000 and 2016 and its implementation regulations promulgated in 1990 and subsequently amended in 2001 and 2014, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax
profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Under our current corporate structure, our BVI holding company may rely on dividend payments from Helitong, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. Limitation on the ability of our PRC subsidiaries to make remittance to Helitong and on the ability of Helitong to pay dividends to us could limit our ability to access cash generated by the operations of those entities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could restrict our ability to satisfy our liquidity requirements.”

Regulations Relating to Overseas Listings
On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission and the State Administration of Foreign Exchange, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006 and was amended on June 22, 2009. These regulations, among other things, require that (i) PRC entities or individuals obtain approval from the Ministry of Commerce before they establish or control a special purpose vehicle overseas, provided that they intend to use the special purpose vehicle to acquire their equity interests in a PRC company at the consideration of newly issued share of the special purpose vehicle, or Share Swap, and list their equity interests in the PRC company overseas by listing the special purpose vehicle in an overseas market; (ii) the special purpose vehicle obtains approval from the Ministry of Commerce before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the special purpose vehicle obtains China Securities Regulatory Commission approval before it lists overseas. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions.”
On December 24, 2021, the CSRC has issued two draft regulations relating to overseas listing and solicits public comments, namely the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments). These draft regulations stipulate that PRC domestic companies that seek to offer and list securities in overseas markets directly or indirectly shall fulfill the filing procedures with and report relevant information to the CSRC. Pursuant to these draft regulations, if the issuer meets the following conditions, its offering and listing will be determined as an “indirect overseas offering and listing by a PRC domestic company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. As advised by our PRC legal counsel, currently, the period for public comment on these draft regulations has ended and their provisions and anticipated adoption or effective date are subject to changes and thus their interpretation and implementation remain substantially uncertain. It also remains unclear on whether a US-listed company, like us, are subject to the CSRC filing procedures, to maintain the listing of its securities in a foreign country. As of the date of this annual report, we cannot predict the impact of these regulations on maintain the listing status of our ordinary shares and/or other securities, or any of our future offerings of securities overseas in a foreign country.
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
avoidance provisions shall apply.
Enterprise Income Tax
In December 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018. The Enterprise Income Tax Law and its relevant implementing rules (i) impose a uniform 25% enterprise income tax rate, which is applicable to both foreign-invested enterprises and domestic enterprises (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules and (iii) introduces new tax incentives, subject to various qualification criteria.

The Enterprise Income Tax Law also provides that enterprises organized under the laws of jurisdictions outside China with their “
de facto
management bodies” located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementing rules further define the term “
de facto
management body” as the management body that exercises substantial and overall management and control over the production and operations, personnel, accounts and properties of an enterprise. If an enterprise organized under the laws of jurisdiction outside China is considered a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, it would be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. Second, a 10% withholding tax would be imposed on dividends it pays to its non-PRC
enterprise shareholders and with respect to gains derived by its non-PRC
enterprise shareholders from transfer of its shares.
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
non-PRC
resident enterprises may be
re-characterized
and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident
enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within seven days from the date of occurrence of the withholding obligation. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a PRC establishment of a non-PRC
company.”
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
Regulations on Product Liability
Pursuant to the Product Quality Law of the PRC amended by the Standing Committee of the NPC and came into effect on December 29, 2018, manufacturers and sellers shall establish a sound internal product quality control system and strictly implement the quality standards of their positions, quality responsibilities and the corresponding assessment methods. Manufacturers and sellers shall assume responsibility for product quality in accordance with the law. The product quality supervision department under the State Council is in charge of product quality supervision nationwide. The relevant departments under the State Council shall supervise product quality within their respective areas of responsibility. The quality of products shall be inspected and qualified, and sub-standard products shall not be passed off as qualified products. Industrial products that may endanger human health and safety of persons and property must comply with national and industry standards for the protection of human health and the safety of persons and property; if national or industry standards are not available, they must comply with the requirements for the protection of human health and the safety of persons and property. The production and sale of industrial products that do not meet the standards and requirements for the protection of human health and the safety of persons and property are prohibited. Manufacturers or sellers shall be liable for compensation for losses arising from their illegal acts (e.g. producing or selling defective, obsolete or invalid products, falsifying origin or quality marks, adulteration, adulteration, using fake products as genuine products, sub-standard products as good products, sub-standard products as qualified products). Penalties include confiscation of sales proceeds, revocation of business license and imposition of a fine. In serious cases, criminal liability shall be applied in accordance with the law. Manufacturers or sellers shall be responsible for any damage to persons or property caused by a defective product as a result of a breach of contract.

Regulations on Production Safety
Pursuant to the Production Safety Law of the PRC last amended by the Standing Committee of the NPC on June 10, 2021 and came into effect on September 1, 2021, an enterprise shall (i) comply with this law and other laws and regulations on safety production, strengthen the management of safety production, establish a sound responsibility system for safety production for all employees and a system of rules and regulations on safety production; (ii) increase the investment and guarantee of safety production funds, materials, technologies, and personnel, improve safety production conditions, and boost safety production standardization and informatization; and establish a dual prevention mechanism for safety risk classification and control, and for the investigation and treatment of hidden dangers, and improve the risk prevention and resolution mechanism to improve production safety standards and ensure production safety. Any entity that fails to provide required production safety conditions is prohibited from engaging in production activities. The person-in-charge of an enterprise shall solely be responsible for the safety of production of the enterprise. An enterprise having more than 100 employees shall establish a safety production management agency or appoint a designated safety production management personnel. A personnel who is responsible for safety production management of an enterprise shall inspect the safety of production regularly based on the characteristics of production of the enterprise and shall deal with any safety issue identified during the inspection in a timely manner. Any unsolved issue shall be reported to the person-in-charge in a timely manner who shall solve such issue immediately. The inspection and measures taken shall be duly documented. Enterprises and institutions shall provide their employees with trainings on production safety and shall truthfully inform their employees of any potential risks in relation to the workplace and their positions, preventive measures and emergency measures. In addition, an enterprise shall provide its employees with personal protective equipment that meet the national or industry standards, as well as supervise and train them to use such equipment.
Regulations on Anti-Unfair Competition
According to the PRC Anti-Unfair Competition Law (the “Anti-Unfair Competition Law”) amended by the Standing Committee of the NPC and came into effect on April 23, 2019, unfair competition refers to the conduct of an operator who, in the course of production and operation activities, violates the Anti-Unfair Competition Law, disrupts the order of market competition and harms the lawful rights and interests of other operators or consumers. According to the Anti-Unfair Competition Law, operators shall follow the principles of voluntariness, equality, fairness, and honesty in market transactions, and abide by laws and business ethics. Operators who violate the Anti-Unfair Competition Law shall bear civil, administrative, or criminal liabilities based on specific situations.
According to the Interim Provisions of the State Administration for Industry and Commerce on Banning Commercial Bribery (the “Provisions on Banning Commercial Bribery”) promulgated by the State Administration for Industry and Commerce on November 15, 1996, commercial bribery refers to the use of money or other means by a business operator to bribe an entity or individual for the sale or purchase of goods. The term “other means” refers to the provision of any kind of trips, study tours, domestic or foreign, and other means of benefit other than the payment of money. According to the Anti-Unfair Competition Law and the Provisions on Banning Commercial Bribery, the supervisory and inspection department may impose a fine according to the severity of the case and confiscate any illegal proceeds.
Regulations on Internet Security
The PRC Cyber Security Law, which took effective in June 2017, created China’s first national-level data protection regime for “network operators”. The Cyber Security Law provides that network operators must set up internal security management systems that meet the requirements of a classified protection system for cyber security, including appointing dedicated cyber security personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cyber security incidents, and taking data security measures such as data classification, backups and encryption. The Cyber Security Law imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security.
In addition, the PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021. The Data Security Law establishes a tiered system for data protection in terms of their importance, data categorized as “important data,” which will be determined by governmental authorities in the form of catalogs, are required to be treated with higher level of protection. Specifically, the Data Security Law provides that operators processing “important data” are required to appoint a “data security officer” and a “management department” to take charge of data security. In addition, such operator is required to evaluate the risk of its data activities periodically and file assessment reports with relevant regulatory authorities.
Numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of, or in addition to, the Cyber Security Law and Data Security Law. For example, Regulations on the Security Protection of Critical Information Infrastructure, or the CII Protection Regulations, was promulgated by the State Council of the PRC on July 30, 2021 and became effective on September 1, 2021. According to the CII Protection Regulations, critical information infrastructure, or the CII, refers to any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservancy, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in the case of damage, function loss or data leakage. Regulators supervising specific industries are required to formulate detailed guidance to recognize the CII in the respective sectors, and a critical information infrastructure operator, or a CIIO, must take the responsibility to protect the CII’s security by performing certain prescribed obligations. For example, CIIOs are required to conduct network security test and risk assessment, report the assessment results to relevant regulatory authorities, and timely rectify the issues identified at least once a year.

Additionally, in January 2022, the CAC and several other administrations jointly promulgated the amended Cybersecurity Review Measures, or the Cybersecurity Review Measures, which will take effect from February 15, 2022, and supersede and replace the current cybersecurity review measures that became effective since June 2020. Pursuant to the Cybersecurity Review Measures, a “critical information infrastructure operator”, or a CIIO, that purchases network products and services, or conducts data process activities, which affect or may affect national security will be subject to the cybersecurity review. The Cybersecurity Review Measures also expands the cybersecurity review to “internet platform operators” in possession of personal information of over one million users if such operators intend to list their securities in a foreign country. Alternatively, relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security.
Furthermore, the recently issued Opinions on Strictly Cracking Down on Illegal Securities Activities requires (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. The Personal Information Protection Law, which was promulgated by the Standing Committee of the National People’s Congress on August 20, 2021 and took effect on November 1, 2021, integrates the various rules with respect to personal information rights and privacy protection and applies to the processing of personal information within mainland China as well as certain personal information processing activities outside mainland China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China.
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

As of June 30, 2021, we employed over 526 direct sales personnel through our subsidiaries in mainland China, Southeast Asia, the Middle East, Hong Kong and Macau.

C.	Organizational Structure
The following diagram illustrates our corporate structure as of the date of this annual report. We are a holding company with no operations of our own. We conduct our operations in China mainly through our Chinese operating companies, and in Southeast Asia and the Middle East mainly through Concord and Bond Groups.

Hollysys Automation Technologies Ltd. (British Virgin Islands)
Hollysys International Pte. Limited (100%) (Singapore)
Hollysys (AsiaPacific) Pte. Limited (100%) (Singapore)
Bond Corporation Pte Ltd (100%) (Singapore)
Gifted Time Holdings Limited (100%) (British Virgin Islands)
(99%)
Concord Solutions (HK) Limited (100%) (Hong Kong)
Concord Corporation Pte Ltd (100%) (Singapore)
Bond M & E Sdn Bhd (50.9%) (Malaysia) (ii)
Bond M & E Pte Ltd (100%) (Singapore)
Bond M & E (KL) Sdn Bhd (100%) (Malaysia)
Clear Mind Limited (100%) (British Virgin Islands)
Hollysys Automation India Private Limited (1%)(99%) (India)
(1%)
Concord M Design and Engineering Company Limited (100%) (Macau)
Concord Electrical Contracting Ltd. (49%) (Qatar) (i)
Concord Corporation Pte. Ltd., Dubai branch. (100%) (Dubai)
Outside Mainland China
World Hope Enterprises Limited (100%) (Hong Kong)
PT Hollysys Automation Indonesia (1%)(99%) (Indonesia)
Concord Electrical Sdn. Bhd. (100%) (Malaysia)
40%
Inside Mainland China
Beijing Helitong Science & Technology Exploration Co., Ltd. (100%) (China)
Hollysys Group Co Ltd. (100%) (China)
Shandong Lukang Pharmaceutical Engineering Design Co., Ltd. (70%) (China)
HollySys Smart Energy Technology (Beijing) Co., Ltd. (80%) (China)
Hollysys (Beijing) Investment Co., Ltd. (100%) (China)
Beijing Hollysys Electronics Technology Co., Ltd. (100%) (China)
Xi' an Hollysys Co., Ltd. (100%) (China)
60%
10%
Beijing Hollysys Co., Ltd. (100%) (China)
60%
Beijing HollySys Technology Co., Ltd. (100%) (China)
Hangzhou Hollysys Automation Co., Ltd. (40%)(60%) (China)
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
We derive our revenue mainly from three operating segments including industrial automation, railway transportation and mechanical and electrical solutions. In the fiscal year ended June 30, 2021, 77.5% of our total consolidated revenues derived from integrated solutions contracts we have won through the bid process. In addition, we generate revenue from sales of spare parts and component products to customers for maintenance and replacement purposes after the completion of the integrated solutions contracts, and from providing maintenance and training service, after the warranty period to customers for efficiency improvement or environment protection purpose; which tends to provide a recurring revenue stream. Spare part and component sales and services rendered are not part of the integrated solutions contracts.
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
Order backlog of contracts presents the amount of unrealized revenue to be earned from the contracts that we have won. The following table sets forth the information regarding contracts we won during the last three fiscal years and the backlog at the dates indicated:

	Years Ended June 30,
	2019	2020	2021
Number of new contracts won during the year	4,637	4,784	5,588
Total amount of new contracts (million)	$724.9	$549.2	$734.3
Average price per contract	$156,330	$114,790	$131,408
	Years Ended June 30,
Backlog Situation:	2019	2020	2021
Contracts newly entered and unfinished (million)	$348.3	$262.3	$356.5
Contracts entered in prior years and unfinished (million)	$245.9	$309.5	$328.6
Total amount of backlog (million)	$594.2	$571.8	$685.0

Key Factors Affecting Our Growth, Operating Results and Financial Condition
The following sets forth key factors that affect our future growth, operating results and financial condition.

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

•
The ability to retain our existing customers and to obtain additional business opportunities. Since we do not have long-term purchase commitments from customers, our customers can shift to other competitors for future projects. It is important to maintain our customer base in order to sustain and expand our business.

•	The ability to secure a steady stream of new customers. In order for our business to continue to succeed and grow, it is vital to secure contracts with new customers on a regular basis.

•
The ability to secure adequate engineering resources and relatively low cost engineering staff, which can increase our profitability and potential business prospects. One of the competitive advantages that we enjoy is the access to lower cost engineering staff as compared to those of our Western and Japan-based competitors. The plentiful supply of affordable engineering talent in China is a key element of our overall business strategy.

•
Further improvement in product design and maintaining high standard of quality control, which can reduce or avoid product defects. Any product defects will result in additional costs and cause damage to our business reputation.

•
The ability to secure and protect our intellectual property rights as our business is based on a number of proprietary products and systems, and we strive to strengthen and differentiate our product portfolio by developing new and innovative products and product improvements.

•
The success in penetrating into the railway, conventional and nuclear power market sectors, which can develop revenue streams and improve margins. In addition to the traditional industrial automation business, our plan for future growth includes an increasing emphasis on rail control systems, power generation control systems and mechanical and electrical solutions both in China and internationally.

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

•
The continuation of the preferential tax treatment and subsidies currently available to our PRC subsidiaries, which will be critical to our future operating results. If governmental subsidies were reduced or eliminated, our after-tax
income would be adversely affected.

•
The exchange rate fluctuation of RMB and SGD against US dollars, which will result in future translation gain or loss as most of our assets are denominated in RMB and SGD. In addition, some of our raw materials, components and major equipment are imported from overseas. In the event that the RMB and SGD appreciate against other foreign currencies, our costs will decrease and our profitability will increase. However, the impact will be the other way around if RMB and SGD depreciate against other foreign currencies.

•
The impact of COVID-19 pandemic. Following the outbreak of COVID-19, our business has been adversely impacted since the third quarter of fiscal year 2020, but we have seen a gradual recovery of our overall business resulting from improving health statistics in China since March 2020. Though the future development will still depend on the duration and severity of COVID-19, we are expecting limited impact on the domestic business on the financial statements as a result of the COVID-19 outbreak. However, we anticipate the pandemic will continue to have an adverse effect on our overseas business, especially in Southeast Asia and South Asia. The duration and magnitude of the impact from the pandemic on our business will depend on numerous evolving factors that cannot be accurately predicted or evaluated. For additional details on the impact of the COVID-19 outbreak, see “Item 3. Key Information—D. Risk Factors—An outbreak of disease or similar public health threat, or fear of such an event, could have a material adverse impact on our business, operating results and financial condition.”

A.	Operating Results
The following are some financial highlights for the fiscal year ended June 30, 2021:

•
Total assets increased by $233.4 million from $1,360.8 million as of June 30, 2020 to $1,594.3 million as of June 30, 2021. The increase was mainly due to an increase of $375.5 million in cash and cash equivalents and an increase of $88.4 million in accounts receivable, which was partially offset by a decrease of $276.1 million in short-term investments.

•
Cash and cash equivalents increased by $375.5 million from $288.8 million as of June 30, 2020 to $664.3 million as of June 30, 2021. The increase was mainly due to $270.3 million net cash provided by investing activities and $79.3 million cash generated from operating activities, partially offset by $12.2 million cash used in financing activities.

•	Short-term investments as of June 30, 2021 were $48.8 million compared to $324.9 million as of June 30, 2020, representing a decrease of $276.1 million, or 85.0%.

•	Accounts receivables increased by $88.4 million, or 36.5%, from $242.4 million as of June 30, 2020 to $330.9 million as of June 30, 2021.

•	Property, plant and equipment increased by $16.0 million, or 20.5%, from $78.1 million as of June 30, 2020 to $94.0 million as of June 30, 2021.

•	Investments in equity investees increased by $19.0 million, or 46.3%, from $41.1 million as of June 30, 2020 to $60.2 million as of June 30, 2021.

•
Deferred tax assets were $12.5 million as of June 30, 2021. Based on our historical operating results and order backlog, we believe that it is more than likely that the deferred tax assets net of valuation allowance would be realized.

•
Total liabilities increased by $80.3 million, or 21.6%, from $371.9 million as of June 30, 2020, to $452.3 million as of June 30, 2021. The increase in liabilities was mainly due to an increase of $22.8 million in accounts payable, an increase of $45.3 million in deferred revenue, partially offset by a decrease of $1.1 million in construction costs payable and a decrease of $1.9 million in amounts due to related parties.

•	Accounts payables increased by $22.8 million, or 19.4%, from $117.5 million as of June 30, 2020, to $140.2 million as of June 30, 2021.

•	Deferred revenue increased by $45.3 million, or 32.5%, from $139.2 million as of June 30, 2020, to $184.5 million as of June 30, 2021.
Comparison of Fiscal Years Ended June 30, 2021 and 2020
Revenues
: For the fiscal year ended June 30, 2021, revenues amounted to $593.5 million, an increase of $90.1 million or 17.9%, compared to $503.3 million for the prior fiscal year.
Integrated solutions contracts revenue accounted for $460.2 million of revenues, an increase of $45.9 million, or 11.1%, compared to $414.3 million for the prior fiscal year. The increase in integrated revenues was mainly composed of an increase of $83.7 million, or 40.3%, in industrial automation, an increase of $7.1 million, or 11.6%, in electrical solutions, offset by a decrease of $44.9 million, or 30.8%, in rail transportation projects.
In the fiscal year ended June 30, 2021, $28.7 million of revenues was generated from product sales, an increase of $8.5 million, or 42.3% compared to $20.1 million in product sales revenue for the prior fiscal year.
In the fiscal year ended June 30, 2021, $104.6 million of revenues was generated from service rendered, an increase of $35.7 million, or 51.8% compared to $68.9 million in service revenue for the prior fiscal year.
The Company’s revenues by segments were as follows:

(In USD millions)
	Fiscal year ended June 30,
	2020		2021
	$	% of Revenues	$	% of Revenues
Industrial Automation	240.0	47.7	337.1	56.8
Rail Transportation	201.3	40.0	188.2	31.7
Mechanical and Electrical Solution	62.0	12.3	68.2	11.5

Total	503.3	100.0	593.5	100.0

Order Backlog
: An important measure of the stability and growth of our business is the size of its order backlog, which represents the total amount of unrecognized contract revenue associated with existing contracts. Our order backlog as of June 30, 2021 amounted to $685.0 million, representing an increase of $113.3 million, or 19.8%, compared to $571.8 million as of June 30, 2020.
Of the total order backlog as of June 30, 2021, the unrecognized revenue associated with new contracts signed in the fiscal year 2021 was $356.5 million and the amount carried forward from prior fiscal years was $328.6 million, comparing to $262.3 million unrecognized revenue associated with new contracts signed in fiscal year 2020, and $309.5 million associated with contracts carried forward from fiscal years prior to the fiscal year ended June 30, 2020.
Cost of revenues
: Mirroring the categories of revenues, the cost of revenues can also be divided into three components including cost of integrated solutions contracts, cost of products sold and cost of service rendered. For the fiscal year ended June 30, 2021, the total cost of revenues amounted to $375.2 million, an increase of $62.4 million, or 20.0%, compared to $312.8 million for the prior fiscal year. The increase was due to an increase of $54.7 million in the cost of integrated solutions contracts and an increase of $7.9 million in the cost of service rendered, offset by a decrease of $0.2 million in the cost of products sold.

The cost of integrated solutions contracts revenue consists primarily of three components: cost of equipment and materials, labor costs and other manufacturing expenses including but not limited to detecting expenses, and technology service fees, all of which are incurred during the designing, building and delivering customized automation solutions process to customers. For the fiscal year ended June 30, 2021, the total cost of integrated solutions contracts was $336.5 million, compared to $281.8 million for the prior fiscal year, representing an increase of $54.7 million, or 19.4%. The increase was primarily due to an increase of $50.6 million in cost of equipment and materials, an increase of $1.4 million in labor cost, and an increase of $2.7 million in other manufacturing expenses. Of the total cost of integrated solutions contract revenue for the fiscal year 2021, cost of equipment and materials accounted for $237.5 million, compared to $187.0 million for the prior fiscal year; labor cost accounted for $57.8 million, compared to $56.4 million for the prior fiscal year; and other manufacturing expenses accounted for $41.1 million, compared to $38.4 million for the prior fiscal year. Of the total integrated solutions contracts revenue for the fiscal year 2021, cost of equipment and materials accounted for 51.6%, compared to 45.1% for the prior fiscal year; labor cost accounted for 12.6%, compared to 13.6% for the prior fiscal year; and other manufacturing expenses accounted for 8.9%, compared to 9.3% for the prior fiscal year. The cost components of integrated solutions contracts were determined and varied according to requirements of different customers.
Sales of products mainly represent sales of spare parts (either company manufactured or purchased from outside vendors) to customers for maintenance and replacement purposes. Given the fact that the products purchased from outside vendors have different functions and capabilities from our self-made products, we decide whether to purchase or manufacture the necessary products based on the needs and preferences of different customers while considering the efficiency factor. Therefore, as a percentage of the cost of products sold, the self-made products and purchased products have varied significantly from time to time. The cost of products sold for the fiscal year ended June 30, 2021 was $5.3 million, a decrease of $0.2 million, compared to $5.5 million for the prior fiscal year.
As for the cost of the service rendered, our employees spend time and incur expenses while they are with the customers. From time to time, materials costs related to the service are incurred, especially for providing extended warranty services. The cost of service rendered for fiscal year ended June 30, 2021 was $33.4 million, an increase of $7.9 million, compared to $25.5 million for the prior fiscal year.
Gross margin
: For the fiscal year ended June 30, 2021 as a percentage of total revenues, the overall gross margin was 36.8%, compared to 37.9% for the prior fiscal year. The gross margin for integrated solutions contracts was 26.9% for the year ended June 30, 2021, compared to 32.0% for the prior year. The decrease in gross margin for integrated solutions contracts was mainly due to our different sales mix during the fiscal year 2021. The gross margin for products sold was 81.5% for the fiscal year ended June 30, 2021, compared to 72.9% for the prior fiscal year. The gross margin for service rendered was 68.1% for the fiscal year ended June 30, 2021, compared to 63.0% for the prior fiscal year.
Selling expenses
: Selling expenses mainly consist of compensation, traveling and administrative expenses related to marketing, sales and promotion activities incurred by marketing departments. Selling expenses were $35.2 million for the fiscal year ended June 30, 2021, an increase of 14.9%, or $4.6 million, compared to $30.6 million for the prior fiscal year. As a percentage of total revenues, selling expenses accounted for 5.9% and 6.1% for the fiscal years ended June 30, 2021 and 2020, respectively.
General and administrative expenses
: General and administrative expenses mainly include compensation, traveling and other administrative expenses of non-sales-related departments, such as the finance department, information department and human resources department. General and administrative expenses amounted to $70.0 million for the fiscal year ended June 30, 2021, an increase of $30.9 million, or 78.9%, compared to $39.1 million for the prior fiscal year, which was primarily due to an increase of share-based compensation expenses and credit losses allowance. As a percentage of total revenues, general and administrative expenses accounted for 11.8% and 7.8% for the fiscal years ended June 30, 2021 and 2020, respectively.

Research and development expenses
: Research and development expenses represent mostly employee compensation, materials consumed and experiment expenses related to specific new product research and development, as well as any expenses incurred for basic research on advanced technologies. For the fiscal year ended June 30, 2021, research and development expenses were $56.0 million, an increase of $14.1 million, or 33.6%, compared to $41.9 million for the prior fiscal year. As a percentage of total revenues, research and development expenses accounted for 9.4% and 8.3% for the fiscal years ended June 30, 2021 and 2020, respectively.
VAT refunds and government subsidies
: PRC tax administration provides refunds out of the value added tax (“VAT”) that they collect in order to encourage the research and development efforts of certain qualified enterprises. Some of our subsidiaries in China received such refunds. All VAT refunds, that have no further conditions to be met, are recognized in the consolidated statements of comprehensive income when cash or approval from the tax authorities is received. For the fiscal year ended June 30, 2021, VAT refunds were $20.9 million, compared to $21.6 million for the prior fiscal year, representing a decrease of $0.7 million, or 3.2%. As a percentage of total revenues, VAT refunds accounted for 3.5% and 4.3% for the fiscal years ended June 30, 2021 and 2020, respectively.
PRC governments also provide financial subsidies to encourage research and development efforts of certain qualified enterprises. Some of our subsidiaries received such subsidies. For the government subsidies that have no further conditions to be met, the funds received are recognized in the consolidated statements of comprehensive income; for the subsidies that have certain operating conditions yet to be met, the funds received are recorded as liabilities and will be released to income when the conditions are met.

Government subsidy income amounted to $9.2 million and $4.7 million for the fiscal years ended June 30, 2021 and 2020, respectively, representing an increase of $4.5 million, or 97.5%.
Income from operations
: Income from operations increased by $17.8 million, from $69.4 million for the fiscal year ended June 30, 2020 to $87.2 million for the fiscal year ended June 30, 2021. The increase was mainly due to the increase of $27.7 million in the gross profit.
Interest income
: For the fiscal year ended June 30, 2021, interest income increased by $1.1 million, or 8.2%, to $14.1 million from $13.1 million for the prior fiscal year. As a percentage of total revenue, interest income accounted for 2.4% and 2.6% for the fiscal years ended June 30, 2021 and 2020, respectively. The interest income was mainly earned from short-term investments and cash and cash equivalents.
Interest
expenses
: For the fiscal year ended June 30, 2021, interest expenses increased by $0.2 million, or 80.7%, to $0.6 million from $0.3 million for the prior fiscal year. As a percentage of total revenue, interest expenses accounted for 0.1% and 0.1% for the fiscal years ended June 30, 2021 and 2020, respectively. The interest expenses were incurred by the short-term and long-term loans/bonds we had.
Other income, net
: For the fiscal year ended June 30, 2021, the other income, net increased by $5.8 million to $10.5 million from $4.7 million for the prior fiscal year.
Income tax expenses
: For the fiscal year ended June 30, 2021, the Company’s income tax expense was $20.6 million for financial reporting purposes, an increase of $2.4 million, as compared to $18.2 million for the prior fiscal year. The effective tax rate for the current year is 18.7%, as compared to 18.6% for the prior year.
Net loss attributable to
non-controlling
interests
: The
non-controlling
interests of the Company include
non-controlling
shareholders’ interests in each subsidiary. The net loss attributable to non-controlling
interest amounted to $0.4 million and $0.1 million for the fiscal years ended June 30, 2021 and 2020, respectively.
Net income and earnings per share attributable to Hollysys
: For the fiscal year ended June 30, 2021, net income attributable to Hollysys amounted to $89.7 million, an increase of $10.3 million, as compared to $79.4 million for the prior fiscal year. The basic and diluted earnings per share were $1.48 and $1.46 for the fiscal year ended June 30, 2021, as compared to $1.31 and $1.31 for the prior fiscal year, representing an increase of $0.17 and $0.15, respectively. The increase was primarily due to the higher net income attributable to Hollysys compared to the fiscal year ended June 30, 2020.

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
The Company’s revenues by segments were as follows:

(In USD millions)
	Fiscal year ended June 30,
	2019		2020
	$	% of Revenues	$	% of Revenues
Industrial Automation	233.8	41.0	240.0	47.7
Rail Transportation	208.9	36.6	201.3	40.0
Mechanical and Electrical Solution	127.6	22.4	62.0	12.3

Total	570.3	100.0	503.3	100.0

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
Goodwill impairment charge:
The Company perform goodwill impairment test on June 30 in each year, to judge whether the carrying amount of goodwill exceeded its fair value. The Company concluded that the carrying amount of goodwill associated with Bond Group and Concord Group was greater than fair value of the goodwill and recorded a goodwill impairment charge of $35.8 million and 11.6 million for the fiscal years ended June 30, 2020 and 2019, respectively.
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
Interest income
: For the fiscal year ended June 30, 2020, interest income increased by $1.2 million, or 10.3% from $11.8 million for the prior year, to $13.1 million for the current period. As a percentage of total revenue, interest income accounted for 2.6% and 2.1% for the fiscal years ended June 30, 2020 and 2019, respectively. The interest income was mainly earned from short-term investments and cash and cash equivalents.
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
Other income, net
: For the fiscal year ended June 30, 2020, the other income, net increased by $2.0 million from $2.7 million for the prior year, to $4.7 million for the current period.
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

B.	Liquidity and Capital Resources
As of June 30, 2021, we had available lines of credit from various banks in the PRC, Singapore and Malaysia in an aggregate amount of $461.2 million, of which $89.3 million was utilized and $371.9 million was available for use. These lines of credit were secured by the pledge of restricted cash and buildings with a carrying value of $22.9 million and $2.9 million, respectively.
We believe our working capital is sufficient to meet our requirements for the next twelve months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. In the long-term, we intend to rely primarily on cash flow from operations and additional borrowings from banks to meet our anticipated cash needs. If our anticipated cash flow and borrowing capacity is insufficient to meet our requirements, we may also seek to sell additional equity, debt or equity-linked securities. We cannot assure you that any financing will be available in the amounts we need or on terms acceptable to us, if at all.
In line with the industry practice, we typically have a long receivable collection cycle. As a result, our cash provided by our operations in any given year may not be sufficient to fully meet our operating cash requirements in that year. We will use available financing means, including bank loans, to provide sufficient cash inflows to balance timing differences in our cash flows.
We estimate our liquidity needs for investing and financing activities for fiscal year 2022 will be approximately $68.3 million, which will be primarily related to the repayment of bank borrowings and capital expenditures. Our future working capital requirements will depend on many factors, including, among others, the rate of our revenue growth, the timing and extent of expansion of our sales and marketing activities, the timing of introductions of new products and/or enhancements to existing products, and the timing and extent of expansion of our manufacturing capacity.
Our long-term liquidity needs will relate primarily to working capital to pay our suppliers, and third-party manufacturers, as well as any increases in manufacturing capacity or acquisitions of third party businesses that we may seek in the future. We expect to meet these requirements primarily through our current cash holdings, revolving bank borrowings, as well as our cash flow from operations. For fiscal year 2022, we expect that our capital expenditures will be approximately $49.2 million, mainly related to purchase of the property, plant and equipment for manufacturing and operations.
Cash Flow and Working Capital
As of June 30, 2021, we had total assets of $1,594.3 million, of which cash and cash equivalents amounted to $664.3 million, short-term investments amounted to $48.8 million, accounts receivable amounted to $330.9 million and inventories amounted to $47.9 million. As of June 30, 2021, our working capital was $964.9 million, our equity was $1,137.7 million and our current ratio was 3.3.
See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” for information on the ability of certain of our subsidiaries in China to make dividends to their respective parent companies.
The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the fiscal years ended June 30, 2019, 2020 and 2021:

	Fiscal Years Ended June 30,
(In USD thousands)	2019	2020	2021
Net cash provided by operating activities	$100,521	$175,124	$79,283
Net cash (used in)/provided by investing activities	$(9,888)	$(187,580)	$270,258
Net cash used in financing activities	$(10,155)	$(18,213)	$(12,218)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	$(9,400)	$(8,621)	$39,127
Net increase (decrease) in cash, cash equivalents and restricted cash	$71,078	$(39,290)	$376,450
Cash, cash equivalents and restricted cash, beginning of year	$287,309	$358,387	$319,097
Cash, cash equivalents and restricted cash, end of year	$358,387	$319,097	$695,547

Operating Activities
For the fiscal year ended June 30, 2021, net cash provided by operating activities was $79.3 million. The net cash inflow of operating activities in fiscal year 2021 primarily consisted of net income of $89.3 million, $12.7 million generated from non-operating
items and
non-cash
items, and $22.8 million used in working capital. Changes in working capital were attributable to a decrease in account receivables of $88.9 million, an increase in other receivables of $11.2 million, an increase of deferred revenue of $31.4 million, and a decrease in due to related parties of $1.9 million.
For the fiscal year ended June 30, 2020, net cash provided by operating activities was $175.1 million. The net cash inflow of operating activities in fiscal year 2020 primarily consisted of net income of $79.3 million, $43.6 million generated from non-operating
items and
non-cash
items, and $52.2 million generated from working capital. Changes in working capital were attributable to an increase in account receivables of $30.9 million, an increase in accounts payables of $15.0 million, an increase of due from related parties of $12.0 million, a decrease in inventories of $6.5 million, and a decrease in advances to suppliers of $4.7 million.
For the fiscal year ended June 30, 2019, net cash provided by operating activities was $100.5 million. The net cash inflow of operating activities in fiscal year 2019 primarily consisted of net income of $125.5 million, and $14.5 million generated from non-operating
items and
non-cash
items, which was partially offset by $39.5 million used as working capital. Changes in working capital were attributable to a decrease in account receivables of $33.8 million, a decrease in accounts payables of $14.0 million, a decrease of other tax payables of $11.7 million, an increase in deferred revenue of $10.8 million, and an increase in accruals and other payable of $11.5 million.
Investing Activities
For the fiscal year ended June 30, 2021, net cash provided by investing activities was $270.3 million. The net cash provided by investing activities in fiscal year 2021 mainly consisted of a cash inflow of $443.1 million for maturity of short-term investments, partially offset by a cash outflow of $147.2 million from maturity of short-term investments, and a cash outflow of $9.5 million from investment of an equity investee.
For the fiscal year ended June 30, 2020, net cash used in investing activities was $187.6 million. The net cash used in investing activities in fiscal year 2020 mainly consisted of a cash outflow of $8.1 million for capital expenditures, a cash outflow of $426.8 million transferred from current accounts to short-term investments, partially offset by a cash inflow of $242.2 million from maturity of short-term investments, and a cash inflow of $4.5 million from proceeds from disposal of investment in an equity investee.
For the fiscal year ended June 30, 2019, net cash used in investing activities was $9.9 million. The net cash used in investing activities in fiscal year 2019 mainly consisted of a cash outflow of $10.6 million for capital expenditures, a cash outflow of $256.3 million transferred from current accounts to short-term investments, partially offset by a cash inflow of $245.9 million from maturity of short-term investments, and a cash inflow of $8.9 million from dividends received in excess of cumulative equity in earnings from an equity investee.
Financing Activities
For the fiscal year ended June 30, 2021, net cash used in financing activities was $12.2 million. The net cash used in financing activities in fiscal year 2021 mainly a payment of dividends of $12.1 million.
For the fiscal year ended June 30, 2020, net cash used in financing activities was $18.2 million. The net cash used in financing activities in fiscal year 2020 mainly consisted of a repayment of short-term bank loans of $4.2 million, a payment of dividends of $12.7 million, repayments of convertible bond of $20.8 million, partially offset by proceeds from long-term bank loans of $15.4 million.
For the fiscal year ended June 30, 2019, net cash used in financing activities was $10.2 million. The net cash used in financing activities in fiscal year 2019 mainly consisted of a repayment of short-term bank loans of $6.9 million, a payment of dividends of $10.9 million, partially offset by proceeds from short-term bank loans of $5.9 million.
Holding Company Structure
Hollysys Automation Technologies Ltd. is a holding company with no operations of its own. We conduct our operations in China mainly through our Chinese operating companies, and in Southeast Asia and the Middle East mainly through Concord and Bond Groups. Under our current corporate structure, our BVI holding company may rely on dividend payments from Helitong, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have.

Under applicable PRC laws and regulations, our PRC subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to allocate at least 10% of their accumulated profits each year, if any, to fund statutory reserves of up to 50% of the registered capital of the enterprise. Statutory reserves are not distributable as cash dividends except in the event of liquidation. For the fiscal years of 2019, 2020 and 2021, no dividends were distributed from our PRC subsidiaries to GTH, Clear Mind or World Hope.
Unless otherwise specified in this annual report, within the organization, cash to fund our operations is transferred from Hollysys Automation Technologies Ltd., our BVI holding company, down through Hollysys International Pte. Limited and then into our operating entities in Southeast Asia, India, Macau and the Middle East through capital contributions, or down through GTH, Clear Mind and World Hope to our operating subsidiaries in China.
For the fiscal years ended June 30, 2019, 2020 and 2021, World Hope, a subsidiary wholly owned by Hollysys Automation Technologies Ltd. through GTH and Clear Mind, borrowed loans of RMB450 million ($65.5 million), RMB400 million ($56.6 million) and RMB400 million ($61.9 million), respectively, each with an interest rate of 0.5%, from Hollysys Group. For the fiscal years ended June 30, 2020 and 2021, World Hope repaid loans of RMB 450 million ($63.7million) and RMB 400 million ($61.9 million) to Hollysys Group, respectively.
Off-balance
Sheet Arrangements
We do not believe that we have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investment in our securities.
Contractual Obligations
The following table sets forth our contractual obligations, including long-term loans and operating leases and capital and operational commitments as of June 30, 2021.

(In USD thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Loans
-Principal	16,006	15,308	524	53	121
-Interest	508	440	35	9	24
Operating Lease Obligations (1)	6,110	3,302	2,792	16	—
Purchase Obligations (2)	285,788	229,407	35,238	14,095	7,048
Capital Obligations (3)	67,582	35,831	29,844	1,907	—
Standby Letters of Credit (4)	347	347	—	—	—
Performance Guarantees (5)	56,975	35,579	19,785	1,435	176

Total	433,316	320,214	88,218	17,515	7,369

Notes:

(1)	Operating lease obligations represent the future minimum payments under non-cancelable operating leases.
(2)
As of June 30, 2021, we had $285.8 million in purchase obligations for the coming fiscal years, for purchases of inventories and subcontracts. The inventories will be mainly used for fulfilling existing contracts or new contracts resulted from the expansion of our operations.

(3)	As of June 30, 2021, we had $67.6 million in capital obligations for the coming fiscal year, mainly for the construction of facilities.
(4)
We have issued letters of credit to our suppliers to serve as assurance of payment, and issued to our subsidiaries as comprehensive credit. When a letter of credit is issued, a proportion of the total amount covered by the letter of credit may be required to be deposited in the bank, and is not available until the payment has been settled or the letter of credit has expired. As of June 30, 2021, we had $0.3 million in standby letters of credit obligations.

(5)
We have provided performance guarantees to our customers to serve as assurance of performance for the contractual obligations. When a performance guarantee is issued, a proportion of the total guarantee amount may be required to be deposited in the bank, and is not available until the guarantee is expired. As of June 30, 2021, we had $57.0 million of outstanding performance guarantees obligation, with $8.2 million of restricted cash deposited in banks for performance guarantees.

Other than the contractual obligations and commercial commitments set forth above, we did not have any other long-term debt obligations, operating lease obligations, capital commitments, purchase obligations or other long-term liabilities as of June 30, 2021.

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
We use standard product development life cycle models, including the waterfall model, increment model, iterative model and prototype. As a technology leader we continually develop and patent new automation technologies. We also continually review and evaluate technological changes affecting the automation and integrated system industries and invest substantially in application-based research and development. We currently employ 893 staff in the research and development department or engaged in research and development work.
Our core technologies achieved from our research and development efforts include:
We are committed to incorporating the latest advances in electronics and information system technology into our products and, whenever possible, developing state-of-the-art
proprietary products based on our extensive internal expertise and research efforts. We spent approximately 6-10% of our annual revenues on research and development. Our recent major research and development focuses include:

•	Transportation Automation;

•	Manufacturing Automation; and

•	Process Automation.
In order to meet the needs of our business development, we plan to build a research and development center in Xi’an, including research and development, design, testing and staff offices. The construction and operation of the Xi’an infrastructure project is in line with our long-term development strategy and is of strategic importance to our long-term development. We expect to complete the main construction in fiscal year 2024.
See also “Item 4. Information on the Company—B. Business Overview—Strong technology, engineering and R&D capabilities.”

D.	Trend Information
Other than as disclosed in the foregoing disclosures and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions

E.	Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. We continually evaluate these judgments and estimates based on our own experience, knowledge and assessment of current business and other conditions.
Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.
An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the combined and consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates.
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
The Company reviews and updates the estimated total costs of the contracts at least annually. Revisions to contract revenue and estimated total costs of the contracts are made in the period in which the facts and circumstances that cause the revision become known and are accounted for as changes in estimates. Unapproved change orders are considered claims. Claims are recognized only when it has been awarded by customers. Excluding the impact of change orders, if the estimated total costs of integrated solutions contracts, which were revised during the years ended June 30, 2019, 2020 and 2021, had been used as a basis of recognition of integrated solutions contracts revenue since the contract commencement, net income for the years ended June 30, 2019, 2020 and 2021 would have been decreased by $14,019 thousand, $14,181 thousand and $13,528 thousand, respectively; basic net income per share for years ended June 30, 2019, 2020 and 2021 would have been decreased by $0.23, $0.23 and $0.22, respectively; and diluted net income per share for the years ended June 30, 2019, 2020 and 2021, would have decreased by $0.23, $0.23 and $0.22, respectively. Revisions to the estimated total costs for the years ended June 30, 2019, 2020 and 2021 were made in the ordinary course of business.

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
Excluding the impact of change orders, if the estimated total costs of service contracts, which were revised during the year ended June 30, 2021, had been used as a basis of recognition of service contract revenue since the contract commencement, net income for the year ended June 30, 2019, 2020 and 2021 would have been decreased by $2,641 thousand, $4,603 thousand and $9,735 thousand, respectively, basic net income per share for year ended June 30, 2019, 2020 and 2021 would have been decreased by $0.04, $0.08 and $0.16, respectively; and diluted net income per share for the year ended June 30, 2019, 2020 and 2021, would have decreased by $0.04, $0.08 and $0.16, respectively. Revisions to the estimated total costs for the year ended June 30, 2021 were made in the ordinary course of business.

Accounts receivable, costs and estimated earnings in excess of billings and accounts receivable retention
The carrying value of the Company’s accounts receivable, costs and estimated earnings in excess of billings and accounts receivable retention, net of the allowance for credit losses, represents their estimated net realizable value. An allowance for doubtful accounts is recognized when it is probable that the Company will not collect the amount and is written off in the period when deemed uncollectible. The Company periodically reviews the status of contracts and decides how much of an allowance for doubtful accounts should be made based on factors surrounding the credit risk of customers and historical experience. The Company does not require collateral from its customers and does not charge interest for late payments by its customers.
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
Goodwill
Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. The Company assesses goodwill for impairment in accordance with ASC subtopic
350-20,
Intangibles – Goodwill and Other (“ASC
350-20”),
which requires that goodwill is not amortized but to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC
350-20.

The Company’s goodwill outstanding at June 30, 2021 was related to the acquisitions of Beijing Hollysys Industrial Software Company Ltd (“Hollysys Industrial Software”) and Shandong Lukang.
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
The Company elected to assess goodwill for impairment using the two-step
process for Concord Group for the years ended June 30, 2018 and 2019, with the assistance of a third-party appraiser. The judgment in estimating the fair value of Concord Group includes forecasts of the amount and timing of expected future cash flows, which are based on management’s best estimates of forecasted revenue, gross profit, operating expenses, future capital expenditures and working capital levels, as well as the discount rate, which is determined using the Weighted Average Cost of Capital and Capital Asset Pricing Model approach and the selection of comparable companies operating in similar businesses. The carrying amount of Concord Group exceeded its fair value as of June 30, 2019, and a goodwill impairment charge of $11,623 thousand was recorded in the consolidated statement of comprehensive income for the year ended June 30, 2019 based on results of the second step of the goodwill impairment test.
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
Significant management judgment and estimation are involved in forecasting the amount and timing of expected future cash flows and the underlying assumptions used in the discounted cash flow approach to determine the fair value of the Bond Group reporting unit. In particular, the fair value estimate is sensitive to significant assumptions, such as forecasted revenue growth rates, gross profit margins and discount rates, which is determined using the Weighted Average Cost of Capital and Capital Asset Pricing Model and the selection of comparable companies operating in similar businesses. These significant assumptions are forward looking and could be materially affected by future market or global economic conditions. As a result, the Company recorded a full impairment charge of US$35,767 thousand attributable to its Bond Group reporting unit.
There are uncertainties surrounding the amount and timing of future expected cash flows as they may be impacted by negative events such as uncertainty of the impact of COVID-19 pandemic, a slowdown in the mechanical and electrical engineering sector, deteriorating economic conditions in the geographical areas Bond Group operates in, increasing competitive pressures and fewer than expected mechanical and electrical solution contracts awarded to Bond Group. These events can negatively impact demand for Bond Group’s services and result in actual future cash flows being less than forecasted or delays in the timing of when those cash flows are expected to be realized. Further, the timing of when actual future cash flows are received could differ from the Company’s estimates, which do not factor in unexpected delays in project commencement or execution.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
The following table sets forth certain information regarding our current directors and senior management.

Name	Age	Position
Li QIAO	64	Chairwoman and Director
Changli WANG	57	Chief Executive Officer, Chief Strategy Officer and Director
Jianyun CHAI	60	Director
Kok Peng TEH	73	Director
Khiaw Ngoh TAN	64	Director
Chit Nim (Colin) SUNG	55	Deputy Chief Executive Officer
Steven WANG	53	Chief Financial Officer
Yue XU	60	Co-Chief Operating Officer
Lei FANG	45	Co-Chief Operating Officer
Chunming HE	53	Chief Technology Officer
Hongyuan SHI	52	Chief Human Resource Officer
Chuan (Arden) XIA	38	Chief Public Relations Officer
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

Dr.
 Changli WANG
, has been a director of the Board, Chief Executive Officer and Chief Strategy Officer of the Company since January 2022. Dr. WANG was the founder of Hollysys who had worked for HollySys over 20 years. He was the director of the board and the CEO of the Company from September 2007 to November 2013 and served as Chairman of the board from May 2010 to November 2013. Prior to founding Beijing HollySys in 1993, Dr. Changli Wang worked for the No. 6 Institute of Electronic Industry Department, the predecessor of Beijing HollySys. Dr. Changli Wang also has been the Vice Chairman of the Chinese Automation Association since 2003. Dr. Changli Wang received his Bachelor’s degree in Automation from Tianjin University in 1984 and his PhD in Automation from Lancaster University in 1988.
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
Dr.
 Kok Peng TEH
, has been serving as a member of the Board of Directors of the Company since September 2020. He is the Chairman of Azalea Asset Management and a board member of Singlife, Seviora and Fullerton Health Corporation. He chairs the East Asia Institute of the National University of Singapore. He is a Senior Adviser to China International Capital Corporation and Jasper Ridge Partners, and is a member of the International Advisory Board of CMC Corporation. In 2019, he joined CDPQ’s Global Economic and Financial Advisory Council. Dr. Teh was President of GIC Special Investments from April 1999 to June 2011, and remained an Adviser for two years after that. Prior to that, he was concurrently a deputy managing director of GlC and the Monetary Authority of Singapore. He began his career with the World Bank in 1975 under its Young Professionals Program. Dr. Teh is a member of the Trilateral Commission. He obtained a first class honours economics degree at La Trobe University in Australia, a D Phil. at Nuffield College, Oxford University, and attended the AMP course at Harvard Business School in 1989.
Ms.
 Khiaw Ngoh TAN

has been serving as a member of the Board of Directors of the Company since September 2020. She has over 38 years of experience in the audit profession, including 23 years as an audit partner. In February 2020, Ms. Tan was appointed as a member of the audit committee of Singapore Land Group Limited (formerly known as United Industrial Corporation Limited) and since September 2021 she has been the chairwoman of its audit committee. From April 1994 to June 2017 when she retired, she was an audit partner at PricewaterhouseCoopers, Singapore. From September 2008 to August 2011, she was seconded to the Shanghai office of PricewaterhouseCoopers as an Assurance partner. As an audit partner, Ms. Tan was involved in reporting accountant’s role for companies seeking listing on the Singapore Stock Exchange and while working in Shanghai, she was also involved in listing of companies on Nasdaq and NYSE and was also the audit partner responsible for the audits of these companies. Ms. Tan is a fellow chartered accountant of Singapore. She received her Bachelor of Commerce (Accountancy) from Nanyang University, Singapore.
Mr.
 Chit Nim (Colin) SUNG
, has been a deputy Chief Executive Officer since January 1, 2022. Mr. Sung served as the Chair of AC from February 2008 to July 2020, a director of the Board since February 2008 to December 2021, and the Chief Executive Officer of the Company since July 2020 to December 2021. Mr. Sung served as the Chief Financial Officer for eHi Car Services Limited from April 2013 to August 2019, and member of its Board of Directors from September 2019 to July 2020. Mr. Sung also served as adviser of NeWorld Education Group, Inc. since August 2012 and served as Chief Financial Officer of NeWorld Education Group since August 2011. Prior to joining NeWorld, he was the CFO of Lighting the Box from March 2011. Mr. Sung served as the deputy Chief Executive Officer and the Chief Financial Officer of Linktone Ltd., from 2009 to 2011. From 2008 to 2009, he served as the Chief Financial Officer and President of China Cablecom Holdings, Ltd. From 2005 to 2008, he was the Chief Financial Officer of Linktone Ltd., where he also served as the acting Chief Executive Officer in 2006 and as its director of board from 2007 to 2008. From 2004 to 2005, Mr. Sung was the Corporate Controller of UTI, United States, Inc., a subsidiary of International Freight Forwarder (NASDAQ: UTIW), and from 2001 to 2004, was a Vice President of finance and Corporate Controller of USF Worldwide, Inc., a subsidiary of US Freightways. From 1997 to 2001, Mr. Sung was Vice President and Corporate Controller for US Operation of Panalpina Welttransport Holding, (PWTN.SW). Mr. Sung received his bachelor’s degree in accounting from William Paterson University in 1992 and his MBA degree from American InterContinental University in 2004. Mr. Sung is a Certified Public Accountant and Chartered Global Management Accountant.

Mr.
 Steven WANG
, joined the Company in June 2018. He has over 18 years of experience in financial controlling, accounting and budgeting, tax planning and corporate investment in various investment institutions and multinational corporations, with deep familiarity with rules and regulations of US and Chinese capital markets. Prior to joining Hollysys, Mr. Wang served as the Chief Financial Officer and Vice President of Xinhua Lian Investment Co., Ltd., a subsidiary of a top 500 company in China. From 2005 to 2012, Mr. Wang worked at various managerial positions at Globe Specialty Metals Inc. and Zhonglian Zhongke Co., Ltd., a Hong Kong Stock Exchange listed company. Mr. Wang received an MBA degree in Finance from the Wharton School, the University of Pennsylvania.
Mr.
 Yue XU
is the Chairman of Hollysys Group, who was previously in charge of global railway transportation business. Mr. Xu joined Hollysys in 2000. From 2000 to 2009, he was serving as the president of Beijing Hollysys in charge of R&D management and business operation of railway transportation business, and led numerous key projects for China State Railway Group Co., Ltd. Since 2009, Mr. Xu has been serving as the vice president and president of railway transportation business of Hollysys Group. Mr. Xu is a senior engineer at researcher level. He received 2nd class of National Science Progress Award in 2017. Mr. Xu received his Master degree in computer application from Beijing Jiaotong University.
Mr.
 Lei FANG
is in charge of global industrial automation business. From 1998 to 2011, he was involved in software development and has participated in the development of DCS control system for various industries including nuclear, coal-fire, thermal power and chemical, etc. From 2011 to 2013, he was in charge of the establishment and team building of Xi’an Hollysys, the Company’s research center in Xi’an. Since 2013, he has been in charge of the management of Hangzhou Hollysys, which operates the industrial automation business. Mr. Fang is a senior engineer. He received his Master degree in computer from 6th Research Institute of China Electronics Corporation and Bachelor degree in automatic control from Xidian University.
Mr.
 Chunming HE
is the vice president of Hollysys Group and head of the research institute of Hollysys Group, in charge of research and development, product and quality. Dr. He joined Hollysys in 2000 and has been the leading figure in the research and development of the Company. From 2000 to 2011, Dr. He helped to establish the railway signaling R&D team for the Company, and led the effort in the R&D of comprehensive railway signaling system covering interlock system, on-ground and on-board system,
track circuit, etc. From 2011 to 2012, Dr. He led the effort in safety reinforcement of the existing railway signaling system. Since 2016, Dr. He has been leading the effort in R&D of industrial digital transformation covering the area of industry 4.0 and cyber physical systems, etc., as well as prospective technology research, development of technology platform and implementation of IPD (Integrated Product Development) system. Dr. He is a professorate senior engineer. He is also the expert for the talent pool of Ministry of Science and Technology of PRC and Beijing Municipal Science & Technology Commission, and a fellow of IRSE (Institution of Railway Signal Engineers). He received 2nd class of National Science Progress Award in 2017. Dr. He received his Doctoral Degree from school of mechanical engineering, Beijing Institute of Technology.
Mr.
 Hongyuan SHI
is the vice president of Hollysys Group in charge of human resource and information technology. Mr. Shi joined Hollysys in 1997. From 1997 to 2008, he was working in the research and development department and served as associate head of technology center and head of product center. From 2009 to 2015, he was working in the business departments and served as head of subway business and head of industrial automation business. He has been serving as the vice president of Hollysys Group since 2016. Mr. Shi received his Master and Bachelor degree in precision instrument from Tsinghua University.
Mr. Chuan
 (Arden) XIA
joined Hollysys in 2011 and has been working at the Company for over ten years. Prior to the promotion, Mr. Xia served as the Company’s Investor Relations Director and Acting Secretary of the board of directors from 2015. Prior to that, he served as Investor Relations, ERP Internal Consultant and Government Project Planning Manager from 2011 to 2014. Mr. Xia received his Master Degree of Public of Administration of University of Baltimore in 2010 and Bachelor Degree of Computer Science of North East Normal University in 2007.

There is no arrangement or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person named above was selected as a director or member of senior management.
No family relationship exists between any of the persons named above.

B.	Compensation
Compensation of Directors and executive Officers
The aggregate cash compensation paid to our executive officers as a group was $2,140,332 for the fiscal year ended June 30, 2021. For the fiscal year ended June 30, 2021, the aggregate amount of cash compensation paid to our directors who served between July 1, 2020 and June 30, 2021 as a group was $1,574,333. We pay each of our non-employee directors a monthly fee as compensation for the services to be provided by him or her as a non-employee director. We also reimburse our non-employee directors for out-of-pocket expenses incurred in attending meetings. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.
2015 Equity Plan
On May 14, 2015, the Board of Directors approved 2015 Equity Incentive Plan (the “2015 Equity Plan”). The 2015 Equity Plan authorized the issuance of 5,000,000 shares. It will terminate ten years following the date that it was adopted by the Board of Directors. The purposes of 2015 Equity Plan are used to promote the long-term growth and profitability of the Company and its affiliates by stimulating the efforts of employees, directors and consultants of the Company and its affiliates who are selected to be participants, aligning the long-term interests of participants with those of shareholders, heightening the desire of participants to continue in working toward and contributing to the success of the Company, attracting and retaining the best available personnel for positions of substantial responsibility, and generally providing additional incentive for them to promote the success of the Company’s business through the grant of awards of or pertaining to shares of the Company’s ordinary shares. A copy of 2015 Equity Plan was filed with the Registration Statement on Form
S-8
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
Types of Awards
. The 2015 Equity Plan provides for the granting of options, share appreciation rights, restricted shares, restricted share units, performance units or performance Shares.
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
We had granted options and restricted shares to our directors, executive officers and other employees. As of February 4, 2022, under the 2015 Equity Plan, there were (i) 563,700 ordinary shares issuable upon exercise of outstanding options, of which 146,629 ordinary shares underlying outstanding options had vested and become exercisable, and (ii) 1,558,300 restricted shares issued and outstanding.
The following table summarizes, as of February 4, 2022, the ordinary shares underlying outstanding options and restricted shares that we granted to our directors and executive officers, under the 2015 Equity Plan.

Name	Ordinary Shares Underlying Options Granted/Restricted Shares Awarded		Exercise Price (US$ per Option Granted)	Date of Grant	Date of Expiration
Li QIAO	*	(1)	11.85	November 16, 2020	November 16, 2030
	*	(2)	—	December 10, 2016 September 19, 2019 November 16, 2020	—
Jianyun CHAI	*	(2)	—	December 10, 2016 September 19, 2019 November 16, 2020	—
Kok Peng TEH	*	(2)	—	November 16, 2020	—
Khiaw Ngoh TAN	*	(2)	—	November 16, 2020	—
Chit Nim (Colin) SUNG	*	(1)	11.85	November 16, 2020	November 16, 2030
	*	(2)	—	December 10, 2016 September 19, 2019 November 16, 2020	—
Steven WANG	*	(1)	11.85	November 16, 2020	November 16, 2030
	*	(2)	—	November 16, 2020	—
Yue XU	*	(1)	11.85	November 16, 2020	November 16, 2030
	*	(2)	—	November 16, 2020	—
Lei FANG	*	(1)	11.85	November 16, 2020	November 16, 2030
	*	(2)	—	November 16, 2020	—
Chunming HE	*	(1)	11.85	November 16, 2020	November 16, 2030
	*	(2)	—	November 16, 2020	—
Hongyuan SHI	*	(1)	11.85	November 16, 2020	November 16, 2030
	*	(2)	—	November 16, 2020	—
Chuan (Arden) XIA	*	(1)	11.85	November 16, 2020	November 16, 2030
	*	(2)	—	November 16, 2020	—

*	Less than 1% of our total outstanding ordinary shares on an as-converted basis.
(1)	Represents ordinary shares underlying options.
(2)
Represents restricted shares awarded. These restricted shares are vested in quarterly installment over a three-year period commencing from January 2017 to November 2020 in the case of directors and March 2021 in the case of executive officers and other employees. Holders of restricted shares are entitled to dividend and voting rights attached to the underlying ordinary shares but are not permitted to transfer such shares to any third parties unless such shares are registered and qualified under the Securities Act, or unless an exemption from such registration and qualification is otherwise available.

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
and
non-competition.
We may

also terminate his or her employment without cause, at any time, upon a
90-day’s
written notice, or upon his or her or death or disability. Our officers may terminate their employment, at any time, with a written notice to our company for good reason, including material diminution in their authority, duties, responsibilities or cash compensation as detailed in their employment agreements, or in event of any action or inaction that constitutes a material breach by our company under the employment agreement, in the manner set forth in their employment agreements, which has not been cured by the Company within ninety (90) calendar days after notice of such occurrence is given by any executive officer to the Company. If an executive officer’s employment terminates for any reason at any time, including but not limited to either party’s failure to renew the employment agreement, the executive officer’s voluntary election to terminate his or her employment with or without good reason, termination by the Company with or without cause, or upon the executive officer’s death or disability, the executive officer (or the executive officer’s estate in the case of death) will receive payment for all salary and unpaid vacation accrued as of the date of termination of employment, and shall be entitled to receive all vested equity awards as of the date of the executive officer’s termination of employment subject to the executive officer’s written agreement with the Company with respect to such equity awards, and shall be entitled to all accrued benefits and to any additional benefits pursuant to the company’s plans or policies in effect at the time of termination or as required by law, less all required withholdings. In addition, each of our executive officer has agreed to be bound by a three-year non-competition
covenant after the termination of the employment within China.

C.	Board Practices
Terms of Directors and Executive Officers
Our board consisted of five directors for fiscal year 2021. Our directors are not subject to a term of office limitation, and hold office until the next annual meeting of members or until such director’s earlier resignation, removal from office, death or incapacity. Any vacancy on our board resulting from death, resignation, removal or other cause, and any newly created directorship resulting from any increase in the authorized number of directors between meetings of members, may be filled either by the affirmative vote of a majority of all the directors then in office (even if less than a quorum) or by a resolution of members. In addition, the service agreement between us and the directors do not provide benefits upon termination of their services. In connection with the adoption of Rights Plan in August 2010, we amended our memorandum and articles of association to provide that directors may only be removed by shareholders for cause.
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
Compensation Committee
Our compensation committee consists of Dr. Kok Peng TEH, Ms. Khiaw Ngoh TAN and Dr. Jianyun CHAI, with Dr. TEH serving as its Chair. Our board has determined that each member of the compensation committee satisfies the “independence” requirements of Section 5605 of the NASDAQ Listing Rules.
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
Corporate Governance and Nominating Committee
Our corporate governance and nominating committee consists of Dr. Jianyun CHAI, Dr. Kok Peng TEH and Ms. Khiaw Ngoh TAN, with Dr. CHAI acting as the Chair. Our board has determined that each member of the corporate governance and nominating committee satisfies the “independence” requirements of Section 5605 of the NASDAQ Listing Rules.

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
We had 3,876, 3,598 and 3,301 employees as of June 30, 2021, 2020 and 2019, respectively. As of June 30, 2021, there were 3,268 employees located in China and 608 employees outside China. The following table sets forth our employees as of June 30, 2021 based on their functional areas within the Company:

Category	China	Overseas	Total
Sales & Marketing	512	14	526
Research and development	893	—	893
Engineering	1,113	512	1,625
Production	357	6	363
Management	393	76	469

Total	3,268	608	3,876

We believe that our relationship with our employees is good. The remuneration payable to employees includes basic salaries and bonuses. We have not experienced any significant problems or disruption to our operations due to labor disputes, nor have we experienced any difficulties in recruitment and retention of experienced staff. As required by applicable laws of China, Singapore, Malaysia, Hong Kong, Dubai, Saudi Arabia, India, Qatar, Macau and Indonesia, we have entered into employment contracts with all of our officers, managers and employees.
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
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 4, 2022 by (i) each of our officers and directors; and (ii) each person who is known by us to beneficially own more than 5% of our ordinary shares.
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security.

As of February 4, 2022, a total of 61,961,399 ordinary shares are outstanding. The table below does not include any preferred shares or ordinary shares that may be issued under the Amended and Restated Rights Plan of the Company.

		Ordinary Shares Beneficially Owned as of February 4, 2022
	Title (if any)	Number		%
Officers and Directors †
Li QIAO	Chairwoman	681,838	(1)	1.10
Changli WANG	Director, Chief Executive Officer and Chief Strategy Officer	*		*
Jianyun CHAI	Director	*		*
Kok Peng THE	Director	*		*
Khiaw Ngoh TAN	Director	*		*
Chit Nim (Colin) SUNG	Deputy Chief Executive Officer	*		*
Steven WANG	Chief Financial Officer	*		*
Yue XU	Co-Chief Operating Officer	*		*
Lei FANG	Co-Chief Operating Officer	769,467	(2)	1.24
Chunming HE	Chief Technology Officer	*		*
Hongyuan SHI	Chief Human Resource Officer	*		*
Chuan (Arden) XIA	Chief Public Relations Officer	*		*
All directors and officers as a group		2,382,981		3.84
5% Securities Holder
Davis Selected Advisers, L.P.		6,802,977	(3)	10.98
FIL Ltd		4,447,326	(4)	7.18
Ace Lead Profit Limited		4,144,223	(5)	6.69
M&G Investment Management Limited		3,098,130	(6)	5.00

*	Less than 1% of the total issued and outstanding shares.

†
The business address of each director and officer set forth in the table is c/o Hollysys Automation Technologies Ltd., No. 2 Disheng Middle Road, Beijing Economic-Technological Development Area, Beijing, China 100176.

(1)
Represents (i) 528,088 ordinary shares held by Ms. Li QIAO through Acclaimed Insight Investments Ltd, Glory Pearl International Ltd and Time Keep Investment Ltd., (ii) 60,000 vested restricted shares, (iii) 75,000 unvested restricted shares, and (iv) 18,750 ordinary shares underlying options exercisable within 60 days after February 4, 2022.

(2)
Represents (i) 681,471 ordinary shares held by Mr. Lei FANG through Golden Result Enterprises Limited, (ii) 19,242 vested restricted shares, (iii) 57,758 unvested restricted shares, and (iv) 10,996 ordinary shares underlying options exercisable within 60 days after February 4, 2022.

(3)	Represents 6,934,478 ordinary shares held by Davis Selected Advisers, L.P., as last reported in a Schedule 13G/A filed with the SEC on February 11, 2022.
(4)	Represents 4,380,844 ordinary shares held by FIL Ltd, as last reported in a Schedule 13G/A filed with the SEC on February 9, 2022.
(5)
Represents 4,144,223 ordinary shares held by Ace Lead Profits Limited, as reported in a Schedule 13D filed with the SEC on June 29, 2021. As set forth therein, Ace Lead Profits Limited is wholly owned and controlled by Baiqing Shao and Baiqing Shao may be deemed to be a beneficial owner of the shares held by Ace Lead Profits Limited.

Our board of directors have received notice from Hollysys Committee on Trust Interests (the “Committee”) that a legal action has been commenced in the Hong Kong High Court against Mr. Shao and Ace Lead on March 9, 2021 (the “Legal Action”).

As there is a legal dispute in respect of the beneficial ownership of our shares held by Ace Lead and the beneficial ownership of the shares of Ace Lead held by Mr. Shao, we will make the necessary enquiries. Pending resolution of the Legal Action, such information set forth in the Schedule 13D is yet to be ascertained.

See “Risk Factors—Risks Related to Our Business—Our business could be negatively affected by the dispute in connection with the ownership of Ace Lead Profits Limited.”
(6)	Represents 3,098,130 ordinary shares held by M&G Investment Management Limited, as last reported in a Schedule 13G filed with the SEC on January 19, 2022.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions
Due from related parties
We sell automation control systems to China Techenergy Co., Ltd. (“China Techenergy”), which are used for non-safety
operations control in the nuclear power industry. China Techenergy is 40% owned by Beijing Hollysys. China Techenergy incorporates our non-safety
automation control systems with their proprietary safety automated control systems to provide an overall automation and control system for nuclear power stations in China. We are not a party to the integrated sales contracts executed between China Techenergy and its customers. Our pro rata shares of the intercompany profits and losses are eliminated until realized through a sale to outside parties, as if China Techenergy were a consolidated subsidiary. As of June 30, 2021, the balance due from China Techenergy was $19.2 million, which balance has not been paid off as of the date of this report.
We sell products to Ningbo Hollysys Intelligent Technologies Co Ltd. (“Ningbo Hollysys”). Ningbo Hollysys incorporates our products with their automated systems to provide an integrated automation and control system to their customer. Ningbo Hollysys is 40% directly owned by Hollysys Group Co., Ltd. As of June 30, 2021, the balance due from Ningbo Hollysys was $11.2 million, which balance has not been paid off as of the date of this report.
We also have transactions with other equity investees including Beijing Hollycon Medicine & Technology. Co., Ltd. (“Hollycon”), Beijing Hollysys Machine Automation Co., Ltd. (“Hollysys Machine”) and Hunan LingXiang Maglev Technology Co., Ltd.(“Hunan LingXiang”). For more details, please refer to the related parties footnote disclosure in our audited financial statements included in this annual report.
Due to related parties
From time to time, we purchase products from China Techenergy. As of June 30, 2021, the balance due from us to China Techenergy was $1.0 million, which balance has not been paid off as of the date of this report.
We also purchase products from Ningbo Hollysys used to provide an integrated automation and control system to our customer. As of June 30, 2021, the balance due from us to Ningbo Hollysys was $0.5 million, which balance has not been paid off as of the date of this report.

Amounts due from and due to the related parties relating to the above transactions are unsecured, non-interest
bearing and repayable on demand excluding the loan to related parties.

C.	Interests of Experts and Counsel
Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information
We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”
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
As a BVI company, we may only declare and pay dividends if our directors are satisfied, on reasonable grounds, that immediately after the distribution (i) the value of our assets will exceed our liabilities and (ii) we will be able to pay our debts as they fall due. On November 11, 2016, we paid 2016 annual dividend of $0.2 per ordinary share. On November 6, 2017, we paid 2017 annual dividend of $0.12 per ordinary share. On November 12, 2018, Company paid 2018 annual dividend of $0.18 per ordinary share. On November 12, 2019, we paid 2019 annual dividend of $0.21 per ordinary share. On November 20, 2020, we paid 2020 annual dividend of $0.2 per ordinary share.
Notwithstanding the understanding that earnings will be accumulated, our ability to pay dividends depends substantially on the receipt of dividends to us by our subsidiaries.
For the PRC subsidiaries, each of them may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and the accounting standards and regulations in China. Pursuant to applicable PRC laws and regulations, 10% of after-tax
profits of each of our consolidated PRC entities are required to be set aside in a statutory surplus reserve fund annually until the reserve balance reaches 50% of such PRC entity’s registered capital. Allocations from these statutory surplus reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely to a significant extent on dividends, loans and other distributions on equity paid by our principal operating subsidiaries in China.”

Under the EIT Law and its implementation rules issued by the PRC State Council, both of which became effective on January 1, 2008, dividends from our PRC subsidiaries to us may be subject to a withholding tax at the rate of 10% if the dividend is derived from profits generated after January 1, 2008. If we are deemed to be a PRC resident enterprise, the withholding tax may be exempted, but in such a case we will be subject to a 25% tax on our global income, and our non-PRC
investors may be subject to PRC income tax withholding. For a more detailed discussion, see “Item. 10 Additional Information—E. Taxation—Taxation in China.”
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
Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details
Since August 1, 2008, our ordinary shares have been listed on the NASDAQ Global Select Market under the symbol “HOLI”.

B.	Plan of Distribution
Not applicable.

C.	Markets
See “A. Offer and Listing Details.”

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of Issue
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital
Not applicable.

B.	Memorandum and Articles of Association
The following represents a summary of certain key provisions of the Company’s Amended and Restated M&A. The summary does not purport to be a summary of all of the provisions of our Amended and Restated M&A and of all relevant provisions of BVI law governing the management and regulation of BVI companies.
Register
Our company was incorporated in the BVI on February 6, 2006 under the BVI Business Companies Act (as amended), which we refer to as the Act. We filed a Certificate of Change of Name to change our name from HLS Systems International, Inc. to Hollysys Automation Technologies Ltd. on July 17, 2009.
On May 26, 2016, the board of directors of the Company, or our Board, approved an amended and restated memorandum and articles of association, or the 2016 Amended and Restated M&A, to exclude the statutory acquisitions of share procedure under Sections 60 and 61 of the Act. Our 2016 Amended and Restated M&A became effective upon the registration by the BVI Registrar of Corporate Affairs on May 27, 2016. Our Board believed that this change was desirable and to the benefit of all of our shareholders because it provided Hollysys with increased flexibility of action to purchase its own shares from time to time based on market conditions, stock prices, and other factors without the delay and expense involved in offering to purchase share from all shareholders or obtaining written consent of such purchase from the shareholders as otherwise required under Sections 60 and 61 of the Act.
On January 7, 2021, we further amended and restated our 2016 Amended and Restated M&A and adopted the Amended and Restated M&A. The Amended and Restated M&A of the Company provide for, among other things, (a) authorization of the Board to divide unissued shares into any number of classes and to determine the variations between different classes; (b) authorization of the Board to issue preferred shares out of the authorized shares of the Company; (c) clarification of the Board’s authorization to increase or reduce the number of shares the Company is authorized to issue; (d) notice and disclosure requirements before any business proposals or director nominees are brought at an annual meeting or before the requisition of a special meeting and subsequent default restrictions for anyone who fails to make the required disclosures; (e) change of the board size to five; and (f) clarification of the procedures for calling a special meeting.
Objects and Purposes
Section 5 of the memorandum of association of the Company grants the Company full power and capacity to carry on or undertake any business or authority and do any act or enter into any transaction not prohibited by the Act or any other BVI legislation.
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
By a resolution of directors, the directors may exercise all our powers to borrow money, mortgage or charge our undertakings and property, issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation incurred by us or of any third party.
Each director holds office until his successor takes office or until his earlier death, resignation or removal by the members or a resolution passed by the majority of the remaining directors.

A director shall not require a share qualification.
Directors may only be removed for cause by the shareholders.
Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling the company pursuant to provisions of our Amended and Restated M&A, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable from a U.S. law perspective. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
Rights and Obligations of Shareholders
Dividends
Subject to the Act, our directors may, by resolution of directors, declare dividends and distributions by Hollysys to members and authorize payment on the dividends or distributions so long as the directors are satisfied, on reasonable grounds, that immediately after the distribution, the value of our assets exceeds our liabilities and we are able to pay our debts as they fall due. Any distribution payable in respect of a share which has remained unclaimed for three years from the date when it became due for payment shall, if our Board so resolves, be forfeited and cease to remain owing by us. Our directors may, before authorizing any distribution, set aside out of our profits such sum as they think proper as a reserve fund, and may invest the sum so set apart as a reserve fund upon such investments as they may select.
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
Redemption
The directors of the Company may generally purchase, redeem or otherwise acquire and hold our own shares, for such consideration as the directors consider fit without the consent of members whose shares are to be purchased, redeemed or otherwise acquired.
Liability for Further Capital Calls
Shareholders are not obligated to make any further contributions to our share capital other than as agreed by the subscriber of the relevant shares on subscription. This provision means that holders of ordinary shares will not be obligated to make further contributions to our share capital.
Changes in the rights of shareholders
The rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound-up,
be varied with the consent in writing of or by a resolution passed at a meeting by the holders of not less than three-fourths of the issued shares of that class and the holders of not less than three-fourths of the issued shares of any other class of shares whose rights are adversely affected by such variation. This is not a statutory requirement under the Act and has been imposed pursuant to the terms of the Amended and Restated M&A.

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
A meeting of members is properly constituted if at the commencement of the meeting there are holder(s) present in person or by proxy entitled to exercise at least 50% of the voting rights of the shares of each class or series of shares entitled to vote as a class or series thereon and the same proportion of the votes of the remaining shares entitled to vote thereon.
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
Limitations on Ownership and Voting Rights of Securities
There are no limitations on the right of any person, including non-residents
or foreign persons, to own, or exercise voting rights with respect to, our securities imposed by BVI law or by our Amended and Restated M&A, other than with respect to our Amended and Restated Rights Plan. See “—Takeover provisions” below.
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
The Rights are designed to assure that all of our shareholders receive fair and equal treatment in the event of any proposed takeover and to guard against partial tender offers, open market accumulations, undisclosed voting arrangements and other abusive or coercive tactics to gain control of our company or our board of directors without paying all shareholders a control premium. The Rights may cause substantial dilution to a person or group that acquires 15% or more of the aggregate total of outstanding ordinary shares on terms not approved by our board of directors
Ownership Threshold
There are no provisions governing the ownership threshold above which shareholder ownership must be disclosed publicly under the laws of the BVI or our Amended and Restated M&A.
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

Powers of directors
Unlike most U.S. jurisdictions, the directors of a BVI company, generally, subject in certain cases to a court’s approval but without shareholders’ approval, may implement the sale, transfer, exchange or disposition of any asset, property, part of the business, or securities of the company, with the exception that shareholder approval is required for the disposition of over 50% in value of the total assets of the company.
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
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable under the U.S. law.

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
A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder or where the proposed action is authorised by written consent of shareholders without meeting. If the merger or consolidation is approved by the shareholders, the company must within 20 days give notice of this fact to each shareholder who gave written objection, or from whom written objection was not required, except those shareholders who voted for, or consented in writing to, the proposed action. Such shareholders then have 20 days to give their written election in the form specified by the Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.
Upon giving notice of his election to dissent, a shareholder ceases to have any rights of a shareholder except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding the dissent.
Within seven days of the later of the expiration date of the period within which shareholders may give their notices of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price that the company determines to be their fair value. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day before the shareholders approved the transaction without taking into account any change in value as a result of the transaction.
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
Except for the following, we have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions,” or “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Contractual Obligations,” or elsewhere in this annual report.

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
See our disclosures under “Item 4. Information on the Company—B. Business Overview—Regulations.”

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
In addition to the changes to the current tax structure, under the EIT Law, an enterprise established outside of China with “
de facto
management bodies” within China is considered a resident enterprise and will normally be subject to an EIT of 25% on its global income. The implementing rules define the term “
de facto
management bodies” as “an establishment that exercises, in substance, overall management and control over the production, business, personnel, accounting, etc., of a Chinese enterprise.”
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
United States Taxation
The following discussion describes the material U.S. federal income tax consequences of ownership and disposition of our ordinary shares held as capital assets by U.S. Holders (described below).
This discussion does not describe all of the tax consequences that may be relevant to a U.S. Holder in light of the holder’s particular circumstances (including the application of the provisions of the code known as the Medicare contribution tax) or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities who use a mark-to-market method of tax accounting;

•	persons holding ordinary shares as part of a hedging transaction, straddle, conversion transaction or other integrated transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	tax-exempt entities, including “individual retirement accounts” and “Roth IRAs”;

•	regulated investment companies;

•	persons that own or are deemed to own 10% or more of the stock of the Company, by vote or value;

•	persons holding the ordinary shares in connection with a trade or business carried on outside the United States; or

•	persons who acquired ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation.
If an entity that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of the ordinary shares.
This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC (the “Treaty”), all as of the date hereof and any of which is subject to change, possibly with retroactive effect.
As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
We believe we may have been a passive foreign investment company (a “PFIC”) for the year to which this annual report relates. However, because of uncertainties in the manner of application of the PFIC rules, including uncertainties as to the valuation and proper characterization of certain of our assets as passive or active, our PFIC status is not entirely clear. Even if we were not a PFIC for the year to which this annual report relates, we may be a PFIC in the foreseeable future.

Persons considering the purchase of ordinary shares should consult their tax advisors with regard to the PFIC rules described below as well as the application of other U.S. federal income tax laws relevant to their particular situations and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.
Taxation of Distributions
Subject to the discussion of the PFIC rules below, the gross amount of any distribution will be included in the gross income of the U.S. Holder as dividend income on the date of receipt to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Such dividends will not be eligible for the dividends-received deduction allowed to corporations. Assuming that we are a PFIC, dividends paid by us will not be eligible for the preferential dividend tax rate otherwise available to certain non-corporate U.S. Holders.
In the event that the Company is deemed to be a PRC resident enterprise for PRC tax purposes, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ordinary shares. See “Taxation – Taxation in China.” For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for Treaty benefits) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the relevant taxable year.
Sale or Other Disposition of Ordinary Shares
Subject to the discussion of the PFIC rules below, a U.S. Holder will generally recognize capital gain or loss on a sale, exchange or other taxable disposition of ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and the U.S. Holder’s tax basis in ordinary shares disposed of, as determined in U.S. dollars. Such gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders are subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.
As described in “Taxation—Taxation in China” above, gains realized on the sale or other disposition of our shares may be subject to PRC taxes. Subject to certain exceptions, Treasury regulations that are effective from March 7, 2022 generally preclude U.S. taxpayers from claiming a foreign tax credit with respect to any non-U.S. tax imposed on gains from dispositions of shares held as capital assets, unless the tax is creditable under an applicable income tax treaty. Therefore, a U.S. Holder generally will not be entitled to claim a foreign tax credit for any PRC taxes imposed on gains from dispositions of ordinary shares, unless the U.S. Holder is eligible for the benefits of the Treaty and elects to apply the Treaty benefits to their gains. In lieu of claiming a credit, U.S. Holders may be able to elect to deduct the PRC taxes in computing taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the relevant taxable year. U.S. Holders should consult their tax advisors regarding their eligibility for the benefits of the Treaty and the creditability or deductibility of any PRC tax on disposition gains in their particular circumstances (including any applicable limitations).
Passive Foreign Investment Company Rules
If we are a PFIC for any year during a U.S. Holder’s holding period of the ordinary shares, and the U.S. Holder has not made a mark-to-market election for the ordinary shares, as described below, the holder will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Upon a disposition of ordinary shares (including under certain circumstances, a pledge, and under proposed Treasury regulations, a disposition pursuant to certain otherwise tax-free reorganizations) gain recognized by a U.S. Holder would be allocated ratably over its holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations for such year, as appropriate, and an interest charge would be imposed on the resulting tax liability. Similar rules would apply to any distribution in respect of ordinary shares to the extent it exceeds 125 percent of the average of the annual distributions on ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter (any such distribution, an “excess distribution”).

If we are a PFIC for any year during which a U.S. Holder holds ordinary shares, we generally will continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder holds ordinary shares, even if we cease to meet the threshold requirements for PFIC status. U.S. Holders should consult their tax advisors regarding the potential availability of a “deemed sale” election that would allow them to eliminate this continuing PFIC status.
If we are a PFIC, U.S. Holders will be deemed to own their proportionate ordinary shares of our subsidiaries that are PFICs and will be subject to U.S. federal income tax according to the rules described above on (i) certain distributions by subsidiary PFICs and (ii) a disposition of ordinary shares of a subsidiary PFIC, even though holders have not received the proceeds of those distributions or dispositions directly.
If the ordinary shares are “regularly traded” on a “qualified exchange,” a U.S. Holder of ordinary shares would be eligible to make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis
quantity of the ordinary shares are traded on a qualified exchange for at least 15 days during each calendar quarter. A “qualified exchange” includes the NASDAQ, on which our ordinary shares are traded, and a foreign exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met. The Internal Revenue Service (“IRS”) has not yet identified specific foreign exchanges that are “qualified” for this purpose. However, even if a U.S. Holder makes a mark-to-market election with respect to our ordinary shares, a U.S. Holder will not be able to make a mark-to-market election with respect to any of our subsidiaries that are PFICs. U.S. Holders should consult their tax advisors regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ordinary shares given that we may have subsidiary PFICs for which a mark-to-market election may not be available.
If a U.S. Holder is eligible and makes the mark-to-market election, the U.S. Holder will include in each year, as ordinary income, the excess, if any, of the fair market value of the ordinary shares at the end of the taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. Holder validly makes the election, the holder’s basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares in a year when the Company is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).
Special rules apply to determine the foreign tax credit with respect to withholding taxes imposed on excess distributions on ordinary shares of a PFIC. These rules could limit the amount of the foreign tax credit that would otherwise have been available.
If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, the U.S. Holder will generally be required to file IRS Form 8621 with its federal income tax return with respect to us and with respect to each of our subsidiaries that is a PFIC, subject to certain exceptions.
We urge U.S. Holders to consult their tax advisors concerning our status as a PFIC and the tax considerations relevant to an investment in a PFIC, including the availability and consequences of making the mark-to-market election discussed above.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is an exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.
The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.
Certain U.S. Holders who are individuals (and certain entities closely held by individuals) may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, generally on Form 8938, subject to exceptions (including an exception for financial assets held through a U.S. financial institution). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ordinary shares.

F.	Dividends and Paying Agents
On August 11, 2016, the Board of Directors of the Company approved a regular cash dividend policy pursuant to which future cash dividends are expected to be paid to holders of the Company’s ordinary shares on an annual basis out of funds legally available for such purpose. The following table sets forth the details of our paid cash dividends. Continental Stock Transfer & Trust acted as the paying agent in respect of the cash dividend paid.

Year	Announcement Date	Record Date	Payment Date	Dividend Amount (per ordinary share)
2016	September 26, 2016	October 26, 2016	November 11, 2016	$0.20
2017	September 25, 2017	October 16, 2017	November 06, 2017	$0.12
2018	September 27, 2018	October 22, 2018	November 12, 2018	$0.18
2019	September 27, 2019	October 22, 2019	November 12, 2019	$0.21
2020	October 5, 2020	October 22, 2020	November 20, 2020	$0.20
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
Interest Rate Risk
We are exposed to interest rate risk primarily with respect to our bank loans. A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings as of June 30, 2021, would decrease income before income taxes by $0.2 million for the fiscal year ended June 30, 2021. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk
While our reporting currency is the U.S. dollar, 88.0% of our consolidated revenues and consolidated costs and expenses are denominated in RMB, and 96.7% of our assets are denominated in RMB, and the remaining are mainly denominated in SGD. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rates of the U.S. dollar, RMB and SGD. If the RMB or SGD depreciates against the U.S. dollar, the value of our RMB or SGD revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of shareholders’ equity. An average appreciation or depreciation of the RMB against the US dollar of 5% would increase or decrease our comprehensive income by $2,214,715 and $2,447,843, respectively. An average appreciation or depreciation of the SGD against the US dollar of 5% would increase or decrease our comprehensive income by $439,220 or $485,454 respectively, based on our current revenues, costs and expenses, assets, and liabilities denominated in RMB or SGD as of June 30, 2021.
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
Inflation
Inflation in China and the other regions in which we operate has not materially impacted our results of operations. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation. To the extent that we operate in a more diverse range of countries and regions, the risk of inflation on our operations is minimized. If inflation were a significant factor in our financial performance, then certain operating costs and expenses, such as employee compensation and office operating expenses may increase. Additionally, because a substantial portion of our assets from time to time consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
Not applicable.
B. Warrants and Rights
With respect to the preferred share purchase rights granted by the Company to each holder of the Company’s common shares, see (i) “Item 10. Additional Information—B. Memorandum and Articles of Association—Takeover provisions” and (ii) Form
8-A
(file no.
001-33602)
and Amendment No. 1 to Form
8-A
(file no.
001-33602)
we filed with the SEC on September 21, 2010 and September 25, 2020, respectively, and any subsequent amendments to Form
8-A
we may file from time to time.
C. Other Securities
Not applicable.
D. American Depositary Shares
We do not have any American Depositary Shares.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS
A. — D. Material Modifications to the Rights of Security Holders
On August 27, 2010, our Board adopted the Rights Plan that provides for the issuance of one Right for each of our outstanding ordinary shares. In September 2020, we adopted the Amended and Restated Rights Plan which amends and restates the Rights Plan in its entirety. The Amended and Restated Rights Plan extends the expiration date of the Rights Plan from September 27, 2020 to September 27, 2030, decreases the threshold of the triggering event from 20% to 15%, and includes certain modernizing changes to account for certain synthetic equity positions when determining the beneficial ownership of our shareholders. Pursuant to the Amended and Restated Rights Plan, subject to limited exceptions, upon (i) a person or group obtaining ownership of 15% or more of the aggregate total of our ordinary shares then issued and outstanding or (ii) the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the aggregate total of our ordinary shares then issued and outstanding, in each case, without the approval of our Board, each Right will entitle the holders, other than the acquiring person or group, to buy, at a purchase price of $160, one share of our Class A Preferred Shares, or, in lieu of a Class A Preferred Share, ordinary shares having a market value at that time of twice the Right’s exercise price. Our Board is entitled to redeem the Rights at $0.001 per Right at any time before the Rights are exercisable.
In connection with the adoption of the Rights Plan in 2010, we amended our memorandum and articles of association to increase our authorized shares of Class A Preferred Stock from 10,000,000 shares to 90,000,000 shares, and to provide that directors may only be removed by shareholders for cause. On January 7, 2021, we further amended our Memorandum and Articles of Association and adopted the Amended and Restated M&A. The Amended and Restated M&A provide for, among other things, (a) authorization of the Board to divide unissued shares into any number of classes and to determine the variations between different classes; (b) authorization of the Board to issue preferred shares out of the authorized shares of the Company; (c) clarification of the Board’s authorization to increase or reduce the number of shares the Company is authorized to issue; (d) notice and disclosure requirements before any business proposals or director nominees are brought at an annual meeting or before the requisition of a special meeting and subsequent default restrictions for anyone who fails to make the required disclosures; (e) change of the board size to five; and (f) clarification of the procedures for calling a special meeting.
E. Use of Proceeds
Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As required by Rule
13a-15(e)
and
15d-15(e)
under the Securities Exchange Act, our management has carried out an evaluation, with the participation and under the supervision of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2021.
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

Management conducted its evaluation of disclosure controls and procedures under the supervision of our chief executive officer and our chief financial officer. Based upon, and as of the date of this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2021.
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
Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2021. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 framework). Based on our assessment, management believes that, as of June 30, 2021, our internal control over financial reporting maintained, in all material respects, effective internal control over financial reporting as of June 30, 2021.
Attestation Report of the Registered Public Accounting Firm
Our independent registered public accounting firm has audited our internal control over financial reporting as of June 30, 2021 and has issued an attestation report, which appears on page
F-5
of this annual report on Form
20-F.
Changes in Internal Control over Financial Reporting
Except for the matters described above, there has been no change in our internal control procedure over financial reporting during the fiscal year ended June 30, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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
filed with the SEC on March 30, 2006 and is incorporated herein by reference. Our Code of Conduct is also posted on the corporate governance page of our website at www.hollysys.com. During the fiscal year ended June 30, 2021, there were no waivers from a provision of our Code of Conduct granted to our directors, officers or employees.

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
Set forth below are the total fees billed, on a consolidated basis, by the independent registered accounting firm or their affiliates for providing audit and other professional services in each of the last two fiscal years:

	Union Power		Ernst & Young
(in USD)	FY2021		FY2021		FY2020
Audit fees (1)	$	2,800,000	$	1,206,143	$1,291,014
Audit-related fees (2)		-		89,737	85,363
Tax fees (3)		-		31,834	22,826

Total	$	2,800,000	$	1,327,714	$1,399,203

Notes:

(1)	Audit fees were related to the audit of our annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings.

(2)	Audit-related fees include fees for services rendered related to our quarterly financial information for the fiscal years ended June 30, 2021 and 2020.

(3)	Tax fees were related to the tax service, including tax compliance and tax advice.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
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
On October 31, 2021, we engaged Union Power HK CPA Limited (“Union Power”) as the Company’s independent registered public accounting firm, in connection with the audits of our consolidated financial statements for the fiscal years ended June 30, 2019, 2020 and 2021. Union Power succeeds Ernst & Young Hua Ming LLP (“EYHM”), our prior independent registered public accounting firm who resigned from providing audit services to the Company on October 28, 2021. The change of the Company’s independent registered public accounting firm was approved by the Audit Committee and the Board of Directors of the Company.
EYHM’s audit reports on the Company’s consolidated financial statements for the fiscal years ended June 30, 2019 and 2020 did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.
During the fiscal years ended June 30, 2019 and 2020 and the subsequent period through October 28, 2021, there have been no (i) disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, between us and EYHM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of EYHM would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F, except that EYHM advised us of, and discussed with the Audit Committee and the Board of Directors of the Company outstanding matters that require further assessment from management with respect to trust arrangements entered into by the Company and its shareholders in 2009, including the completeness and accounting treatment of associated historical issuances of share-based awards to employees. At the time of EYHM’s resignation, we did not provide additional information for EYHM to resolve the above-mentioned matters to their satisfaction. As a result, EYHM has not completed their audit and cannot render their audit report on our consolidated financial statements as of and for the year ended June 30, 2021. EYHM is authorized to discuss this matter with Union Power without limitation.
We provided a copy of this disclosure in Item 16F to EYHM and requested that EYHM furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from EYHM addressed to the SEC, dated February 18, 2022, is filed as Exhibit 15.2 to Form 20-F.
In the fiscal years ended June 30, 2020 and 2021 and the subsequent interim period prior to engaging Union Power, neither we nor anyone on our behalf consulted with Union Power with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and no written report or oral advice was provided by Union Power to us that Union Power concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to that Item) or a “reportable event” (as defined in Item 16F(a)(1)(v) of Form 20-F).

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

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
Our Audited Financial Statements for the Years Ended June 30, 2021, 2020 and 2019 are included at the end of this annual report.

ITEM 19.	EXHIBITS

Number	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of the Form 6-K furnished to the SEC on January 8, 2021)

2.1
Amended and Restated Rights Agreement, dated as of September 24, 2020, Hollysys Automation Technologies Ltd. and Continental Stock Transfer & Trust Company, as Rights Agent, which includes the Form of Right Certificate as Exhibit A and the Summary of Rights as Exhibit B (Incorporated by reference to Exhibit 4.1 of the Form 6-K/A filed with the Securities and Exchange Commission on September 28, 2020)

2.2	Description of Rights of Securities Registered Pursuant to Section 12 of the Exchange Act

4.1
Form of Employment Agreement between the Company and its executive officers. (Incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F for the fiscal year ended June 30, 2018 filed with the Securities and Exchange Commission on September 21, 2018)

8.1	List of Subsidiaries

11.1
Code of Ethics (included as Annex G to the Proxy Statement/Prospectus contained in Registration Statement on Form S-4 filed with the Securities and Exchange Commission on March 30, 2006 and incorporated by reference herein)

12.1	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Union Power HK CPA Limited, Independent Registered Public Accounting Firm

15.2	Letter from Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm

99.1
Hollysys Automation Technologies Ltd. 2015 Equity Incentive Plan (Incorporated by reference to Exhibit 99.1 of the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 18, 2015).

101.INS	Inline XBRL Instant Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104.	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Furnished with this annual report on Form 20-F

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

/s/ Changli Wang
Changli Wang
Chief Executive Officer

Date: February 18, 2022

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Hollysys Automation Technologies Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Hollysys Automation Technologies Ltd. (the “Company”) as of June 30, 2021 and 2020, and the related consolidated statements of comprehensive income, cash flows and stockholders’ equity for each of the three years in the period ended June 30, 2021, and the related notes (collectively referred to as the “consolidated financial statements”).
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2021, in conformity with U.S. generally accepted accounting principles.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of June 30, 2021, based on criteria established in Internal Control – Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 18, 2022 expressed an unqualified opinion thereon.
Adoption of New Accounting Standard
As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses on financial instruments in the year ended June 30, 2021 and the manner in which it accounts for leases in the year ended June 30, 2020.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition and Contracts with Customers – Long-Term Fixed Price Contracts
Critical Audit Matter Description
All integrated solutions contracts are long-term fixed price contracts whereby revenue is recognized over the contract term (“over time”) as the work progresses and control of the goods and services is transferred to the customer. Revenue for these contracts is recognized based on the extent of progress toward completion, generally measured by using a cost-to-cost
basis input method.
Accounting for integrated solutions contracts requires management’s judgment in estimating total contract costs. Contract costs, which can be incurred over several years, are largely determined based on negotiated or estimated purchase contract terms and consider factors such as historical performance, technical and schedule risk, internal and subcontractor performance trends, and anticipated labor agreements.
Given the significant judgments necessary to estimate costs associated with these long-term contracts, auditing integrated solutions contracts requires a high degree of auditor judgment.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to integrated solutions contracts included the following, among others:

•
We tested the effectiveness of internal controls over the recognition of revenue and the determination of estimated contract costs including controls over the review of management’s assumptions and key inputs used to recognize revenue and costs on integrated solutions contracts using the cost-to-cost
input method.

•
We evaluated the appropriateness and consistency of management’s methods and assumptions used to recognize revenue and costs on integrated solutions contracts using the cost-to-cost
input method to recognize revenue over time.

•	We selected a sample of integrated solutions contracts and tested the estimates of total cost for each of the integrated solutions contracts by:

•	Comparing costs incurred to date to the costs management estimated to be incurred to date.

•
Evaluating management’s ability to achieve the estimates of total cost by performing corroborating inquiries with Company personnel, including project managers, and comparing the estimates to documentation such as management’s work plans, contract terms and requirements, and purchase orders with suppliers. Our evaluation of management’s assumptions included consideration of historical and current project performance such as consistency of gross margin, identified risks related to project timing including technical and schedule matters, and the status of internal and third-party activities such as hardware, software, and labor.

Allowance for Credit Loss – Accounts Receivable
Critical Audit Matter Description
As described in Notes 4 to the consolidated financial statements, the Company’s gross accounts receivable and allowance for credit loss were $398 million and $67 million as of June 30, 2021, respectively. The allowance is management’s estimate of expected credit losses after considering historical collection activity, the nature of the receivable, the current business environment and forecasts that may affect the customers’ ability to pay. Management estimated the allowance by segmenting accounts receivable based on certain credit risk characteristics, and determining an expected loss rate for each segment based on historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions.
The principal consideration for our determination that performing procedures relating to the allowance for credit loss on accounts receivable is a critical audit matter are that there was significant judgment by management in estimating the allowance for credit loss, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence obtained.
How the Critical Audit Matter Was Addressed in the Audit
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimate of the allowance for credit loss on accounts receivable. These procedures also included, among others, testing management’s process for estimating the allowance for credit loss by, (i) evaluating the appropriateness of the model, (ii) testing the completeness, accuracy and relevance of data used in the model, and (iii) evaluating the reasonableness of significant assumptions and judgments made by management to estimate the allowance for credit loss, including segmentations of accounts receivable based on certain risk characteristics as well as current and future economic conditions.
/s/ Union Power HK CPA Limited
We have served as the Company’s auditor since 2021.
Hong Kong
February 18, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Hollysys Automation Technologies Ltd.
Opinion on Internal Control Over Financial Reporting
We have audited Hollysys Automation Technologies Ltd.’s internal control over financial reporting as of June 30, 2021, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Hollysys Automation Technologies Ltd. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of June 30, 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of June 30, 2021 and 2020, the related consolidated statements of comprehensive income, cash flows and stockholders’ equity for each of the three years in the period ended June 30, 2021, and the related notes and our report dated February 18, 2022 expressed an unqualified opinion thereon.
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
/s/ Union Power HK CPA Limited
We have served as the Company’s auditor since 2021.
Hong Kong
February 18, 2022

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In US dollars thousands except for number of shares and per share data)

		June 30,
	Notes	2020	2021
ASSETS
Current assets:
Cash and cash equivalents		$288,782	$664,321
Short-term investments		324,949	48,808
Restricted cash		8,663	25,294
Accounts receivable, net of allowance for credit losses of $41,618 and $66,839 as of June 30, 2020 and 2021, respectively	4	242,449	330,853
Costs and estimated earnings in excess of billings, net of allowance for credit losses of $6,150 and $11,835 as of June 30, 2020 and 2021, respectively	5	186,879	196,706
Accounts receivable retention	6	6,088	4,943
Other receivables, net of allowance for credit losses of $6,224 and $16,675 as of June 30, 2020 and 2021, respectively		28,257	18,937
Advances to suppliers		17,255	20,140
Amounts due from related parties	22	21,444	28,243
Inventories	3	48,210	47,912
Prepaid expenses		648	937
Income tax recoverable		870	464

Total current assets		1,174,494	1,387,558

Non-current assets:
Restricted cash		21,652	5,932
Costs and estimated earnings in excess of billings		2,309	1,230
Accounts receivable retention	6	4,717	4,397
Prepaid expenses		6	1
Property, plant and equipment, net	7	78,050	94,046
Prepaid land leases	8	15,742	16,568
Intangible assets, net	9	1,713	1,399
Investments in equity investees	11	41,133	60,166
Investments in securities		4,640	2,622
Goodwill	10	1,460	1,598
Deferred tax assets	19	8,909	12,480
Operating lease right-of-use assets	20	6,010	6,256

Total non-current assets		186,341	206,695

Total assets		$1,360,835	$1,594,253

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS – continued
(In US dollars thousands except for number of shares and per share data)

		June 30,
	Notes	2020	2021
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities (including amounts of the VIE without recourse to the primary beneficiary of $6,919 and $3,230 as of June 30, 2020 and 2021, respectively):
Current portion of long-term loans	14	$320	$15,308
Accounts payable		117,460	140,235
Construction costs payable		2,350	1,292
Deferred revenue		139,242	184,543
Accrued payroll and related expenses		17,245	22,077
Income tax payable		3,142	3,508
Warranty liabilities	12	6,604	5,902
Other tax payables		3,279	6,373
Accrued liabilities		31,595	38,633
Amounts due to related parties	22	3,576	1,661
Operating lease liabilities	20	2,489	3,098

Total current liabilities		327,302	422,630

Non-current liabilities (including amounts of the VIE without recourse to the primary beneficiary of nil and nil as of June 30, 2020 and 2021, respectively):
Accrued liabilities		5,635	4,569
Long-term loans	14	15,780	698
Accounts payable		2,530	982
Deferred tax liabilities	19	13,940	16,829
Warranty liabilities	12	3,460	3,649
Operating lease liabilities	20	3,302	2,928

Total non-current liabilities		44,647	29,655

Total liabilities		371,949	452,285

Commitments and contingencies	23	—	—
Stockholders’ equity:	16
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 60,537,099 shares and 61,367,337 shares issued and outstanding as of June 30, 2020 and 2021, respectively		61	61
Additional paid-in capital		224,043	233,768
Statutory reserves		49,423	64,449
Retained earnings		774,473	806,598
Accumulated other comprehensive (loss) income		(63,517)	32,814

Total Hollysys Automation Technologies Ltd. stockholders’ equity		984,483	1,137,690
Non-controlling interests		4,403	4,278

Total equity		988,886	1,141,968

Total liabilities and equity		$1,360,835	$1,594,253

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In US dollars thousands except for number of shares and per share data)

		Year ended June 30,
	Notes	2019	2020	2021
Net revenues
Integrated solutions contracts revenue (including revenue from related parties of $1,323, $227 and $1,446 for the years ended June 30, 2019, 2020 and 2021, respectively)		$467,371	$414,272	$460,180
Product sales (including revenue from related parties of $10,287, $3,003 and $8,186 for the years ended June 30, 2019, 2020 and 2021, respectively)		33,102	20,144	28,667
Revenue from services		69,868	68,911	104,619

Total net revenues		570,341	503,327	593,466
Costs of integrated solutions contracts (including purchases from related parties of nil, $1,400 and $1,860 for the years ended June 30, 2019, 2020 and 2021, respectively)		325,523	281,818	336,471
Costs of products sold (including purchases from related parties of $706, $177 and $1,198 for the years ended June 30, 2019, 2020 and 2021, respectively)		7,571	5,456	5,293
Costs of services rendered		26,081	25,485	33,423

Gross profit		211,166	190,568	218,279
Operating expenses
Selling		28,926	30,642	35,197
General and administrative		40,701	39,114	69,982
Goodwill impairment charge		11,623	35,767	—
Research and development (including research and development from related parties of nil, $655 and $212 for the years ended June 30, 2019, 2020 and 2021, respectively)		37,025	41,876	55,954
VAT refunds and government subsidies		(30,735)	(26,259)	(30,099)

Total operating expenses		87,540	121,140	131,034

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME – continued
(In US dollars thousands except for number of shares and per share data)

		Year ended June 30,
	Notes	2019	2020	2021

Income from operations		$123,626	$69,428	$87,245
Other income, net (including other income from related parties of $2,520, $3,414 and $2,445 for the years ended June 30, 2019, 2020 and 2021, respectively)		2,710	4,683	10,449
Foreign exchange (loss) gain		(1,161)	599	(6,219)
Gains on deconsolidation of subsidiaries where the Company retains an equity interest		5,768	—	—
Gains on disposal of an investment in an equity investee		—	5,763	—
Gains on disposal of an investment in securities		—	—	3,323
Share of net income of equity investees		404	3,131	604
Interest income		11,839	13,060	14,131
Interest expenses		(575)	(306)	(553)
Dividend income from equity investments		1,112	1,139	912

Income before income taxes		143,723	97,497	109,892
Income tax expenses	19	18,184	18,171	20,554

Net income		125,539	79,326	89,338
Less: Net income (losses) attributable to non-controlling interests		278	(70)	(371)

Net income attributable to Hollysys Automation Technologies Ltd.		$125,261	$79,396	$89,709

Other comprehensive income, net of tax of nil
Translation adjustments		$(31,602)	$(28,313)	$96,577

Comprehensive income		93,937	51,013	185,915

Less: Comprehensive income (loss) attributable to non-controlling interests		17	(387)	(125)

Comprehensive income attributable to Hollysys Automation Technologies Ltd.		$93,920	$51,400	$186,040

Net income per share:
Basic	21	$2.07	1.31	1.48
Diluted	21	$2.05	1.31	1.46
Shares used in net income per share computation:
Basic		60,456,524	60,478,717	60,566,709
Diluted		61,273,884	60,609,242	61,513,749

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US dollars thousands)

	Year ended June 30,
	2019	2020	2021
Cash flows from operating activities:
Net income	$125,539	$79,326	$89,338
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	7,879	8,483	9,959
Amortization of prepaid land leases	264	384	454
Amortization of intangible assets	311	300	316
Allowance for credit losses	2,119	690	8,656
Loss (gain) on disposal of long-lived assets	13	(67)	(7)
Impairment loss on property, plant and equipment	—	17	—
Goodwill impairment charge	11,623	35,767	—
Share of net income of equity investees	(404)	(3,131)	(604)
Dividends received from an equity investee	3,865	—	91
Gains on deconsolidation of subsidiaries where the Company retains an equity interest	(5,768)	—	—
Gains on disposal of an investment of an equity investee	—	(5,763)	—
Gains on disposal of an investment in securities	—	—	(3,323)
Share-based compensation expenses	238	410	9,724
Deferred income tax (benefit) expenses	(6,197)	6,414	(5,838)
Accretion of convertible bond	230	57	—
Fair value adjustments of a bifurcated derivative	346	—	—
Other income (expense), net	—	—	(6,724)
Changes in operating assets and liabilities:
Accounts receivable and retention	(33,782)	30,894	(88,854)
Costs and estimated earnings in excess of billings	(2,757)	3,186	3,049
Inventories	(3,773)	(6,474)	4,657
Advances to suppliers	(5,357)	(4,745)	(1,253)
Other receivables	2,647	(1,897)	11,183
Prepaid expenses	62	(19)	(268)
Due from related parties	6,600	11,988	6,784
Accounts payable	(14,027)	15,010	10,178
Deferred revenue	10,836	1,825	31,432
Accruals and other payable	11,488	(1,663)	(966)
Due to related parties	(1,494)	(1,819)	(1,915)
Income tax payable	1,740	3,335	514
Other tax payables	(11,720)	2,616	2,700

Net cash provided by operating activities	$100,521	$175,124	$79,283

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS – continued
(In US dollars thousands)

	Year ended June 30,
	2019	2020	2021
Cash flows from investing activities:
Purchases of short-term investments	$(256,328)	$(426,846)	$(147,237)
Maturity of short-term investments	245,880	242,174	443,095
Purchases of property, plant and equipment	(3,488)	(8,098)	(18,131)
Prepayments for land lease	(7,099)	—	—
Proceeds from disposal of property, plant and equipment	301	983	314
Investments made in equity investees	—	—	(9,459)
Dividends received in excess of cumulative equity in earnings from an equity investee	8,920	—	—
Deconsolidation of subsidiary, net of cash disposed	(1,878)	—	—
Acquisition of a subsidiary, net of cash acquired	—	(251)	—
Purchase of equity investments	(740)	—	—
Proceeds received from disposal of equity investments	4,544	4,458	5,187
Cash prepaid for acquisition of a subsidiary	—	—	(9,406)
Proceeds received from investment in equity securities without readily determinable fair value	—	—	5,895

Net cash (used in) provided by investing activities	(9,888)	(187,580)	270,258
Cash flows from financing activities:
Proceeds from short-term bank loans	$5,908	$2,371	$—
Repayments of short-term bank loans	(6,875)	(4,243)	—
Proceeds from long-term bank loans	730	15,423	520
Repayments of long-term bank loans	(512)	(437)	(633)
Capital contributions from subsidiaries’ non-controlling interest shareholders	1,456	2,139	—
Payment of dividends	(10,862)	(12,713)	(12,107)
Principal repayment of convertible bond	—	(20,753)	—
Proceeds from issuance of shares of a subsidiary	—	—	2

Net cash used in financing activities	(10,155)	(18,213)	(12,218)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(9,400)	(8,621)	39,127

Net increase (decrease) in cash, cash equivalents and restricted cash	$71,078	$(39,290)	$376,450

Cash, cash equivalents and restricted cash, beginning of year	287,309	358,387	319,097

Cash, cash equivalents and restricted cash, end of year	$358,387	$319,097	$695,547

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	332,509	288,782	664,321
Current portion of restricted cash	22,260	8,663	25,294
Non-current portion of restricted cash	3,618	21,652	5,932

Total cash, cash equivalents and restricted cash	358,387	319,097	695,547

Supplemental disclosures of cash flow information:
Interest expense paid	$575	$306	$553
Income tax paid	$24,855	$8,772	$16,804
Supplemental disclosures of non-cash information:
Acquisition of property, plant and equipment included in construction costs payable and accrued liabilities	$3,205	$6,759	$477
Acquisition of equity interest with non-cash consideration	$—	$—	$—
Disposal of shares of a subsidiary	$4,110	$—	$—

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In US dollars thousands except for number of shares)

	Ordinary shares		Additional paid-in capital	Statutory reserves	Retained earnings	Accumulated other comprehensive income	Total Hollysys Automation Technologies Ltd. stockholders’ equity	Non-controlling interest	Total equity
Balance at June 30, 2018	60,342,099	$60	$223,396	$45,970	$578,079	$(5,453)	$842,052	$301	$842,353

Cumulative effect of change in accounting principle (Note 2)	—	—	—	—	18,765	—	18,765	—	18,765
Share-based compensation	—	—	238	—	—	—	238	—	238
Net income for the year	—	—	—	—	125,261	—	125,261	278	125,539
Appropriations to statutory reserves	—	—	—	2,728	(2,728)	—	—	—	—
Dividend paid	—	—	—	—	(10,862)	—	(10,862)	—	(10,862)
Deconsolidation of a subsidiary	—	—	—	—	—	1,273	1,273	—	1,273
Capital contribution from a subsidiary’s non-controlling interest shareholder	—	—	—	—	—	—	—	1,456	1,456
Translation adjustments	—	—	—	—	—	(31,341)	(31,341)	(261)	(31,602)

Balance at June 30, 2019	60,342,099	$60	$223,634	$48,698	$708,515	$(35,521)	$945,386	$1,774	$947,160

Issuance of ordinary shares	195,000	1	(1)	—	—	—	—	—	—
Share-based compensation	—	—	410	—	—	—	410	—	410
Net income for the year	—	—	—	—	79,396	—	79,396	(70)	79,326
Appropriations to statutory reserves	—	—	—	725	(725)	—	—	—	—
Dividend paid	—	—	—	—	(12,713)	—	(12,713)	—	(12,713)
Capital contribution from subsidiaries’ non-controlling interest shareholders	—	—	—	—	—	—	—	3,016	3,016
Translation adjustments	—	—	—	—	—	(27,996)	(27,996)	(317)	(28,313)

Balance at June 30, 2020	60,537,099	$61	$224,043	$49,423	$774,473	$(63,517)	$984,483	$4,403	$988,886

Issuance of ordinary shares	830,238	—	1				1		1
Share-based compensation	—	—	9,724	—	—	—	9,724	—	9,724
Net income for the year	—	—	—	—	89,709	—	89,709	(371)	89,338
Appropriations to statutory reserves	—	—	—	15,026	(15,026)	—	—	—	—
Dividend paid	—	—	—	—	(12,107)	—	(12,107)	—	(12,107)
Capital contribution from subsidiaries’ non-controlling interest shareholders	—	—	—	—	—	—	—	—	—
Translation adjustments	—	—	—	—	—	96,331	96,331	246	96,577
Effect of change in accounting principle - ASC 326	—	—	—	—	(30,451)	—	(30,451)	—	(30,451)

Balance at June 30, 2021	61,367,337	$61	$233,768	$64,449	$806,598	$32,814	$1,137,690	$4,278	$1,141,968

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021
(Amounts in thousands except for number of shares and per share data)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 - ORGANIZATION AND BUSINESS BACKGROUND
Hollysys Automation Technologies Ltd. (“Hollysys” or the “Company”) was established under the laws of the British Virgin Islands (“BVI”) on February 6, 2006.
As of June 30, 2021, the Company had subsidiaries incorporated in countries and jurisdictions including the People’s Republic of China (“PRC”), Singapore, Malaysia, Macau, Hong Kong, BVI, India, Qatar and Indonesia.
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
The following tables set forth the financial statement balances and amounts of the VIE that were included in the consolidated financial statements:

	June 30,
	2020	2021
Current assets	$9,708	$5,588
Non-current assets	183	37

Total assets	9,891	5,625

Current liabilities	$6,919	$3,230

Total liabilities	6,919	3,230

	Year ended June 30,
	2020	2021
Net revenue	$981	$46
Cost of revenue (1)	(2,147)	(2,177)
Net profit	3,128	2,223
Net cash provided by (used in) operating activities	1,120	(451)

(1)	Cost of revenue is in credit side because of the reversal of warranties provision which was overprovided in previous years.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
(Amounts in thousands except for number of shares and per share data)

As of June 30, 202
1
, the current assets of the VIE included amounts due from subsidiaries of the Group amounting to $4,151 (June 30, 20
20
: $7,385), and the current liabilities of the VIE included amounts due to subsidiaries of the Group amounting to $121 (June 30, 20
20
: $267), which were all eliminated upon consolidation by the Company. Creditors of the VIE do not have recourse to the general credit of the Company for the liabilities of the VIE. The Company is obligated to absorb the VIE’s expected losses and to provide financial support to the VIE if required. For the years ended June 30, 20
20
 and 202
1
, the Company has not provided financial support other than that which it was contractually required to provide. The Company believes that there are no assets of the VIE that can be used only to settle obligations of the VIE.
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
Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management evaluates estimates, including those related to the expected total costs of integrated solutions contracts and service contracts, allowance for current expected credit losses, fair value of bifurcated derivative, fair value of the retained equity interest of a former subsidiary, warranties, valuation allowance of deferred tax assets, impairment of goodwill and other long-lived assets, goodwill related to the acquisition of Shandong Lukang Pharmaceutical Engineering Design Co., Ltd (“Shandong Lukang”), provision for loss contracts, incremental borrowing rate (“IBR”) for operating leases and net realizable value of inventory. Management’s estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ materially from those estimates.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
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
The Company translates the assets and liabilities of its subsidiaries and VIE into US dollars using the rate of exchange prevailing at the balance sheet date, and the consolidated statements of comprehensive income are translated at average rates during the reporting period. Adjustments resulting from the translation of financial statements from the functional currency into US dollars are recorded in stockholders’ equity as part of accumulated other comprehensive income. Transactions dominated in currencies other than the functional currency are translated into functional currency at the exchange rates prevailing on the transaction dates, and the exchange gains or losses are reflected in the consolidated statements of comprehensive income for the reporting period.
Transactions denominated in foreign currencies are measured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in earnings.
“RMB” and “CNY” refer to Renminbi, the legal currency of China; “SGD” and “S$” refer to the Singapore dollar, the legal currency of Singapore; “US dollar,” “$” and “US$” refer to the legal currency of the United States; “MYR” refers to the Malaysian Ringgit, the legal currency of Malaysia; “AED” refers to the United Arab Emirates Dirham, the legal currency of United Arab Emirates; “HKD” refers to the Hong Kong dollar, the legal currency of Hong Kong; “MOP” refers to the Macau Pataca, the legal currency of Macau; “INR” refers to the Indian Rupee, the legal currency of India; and “QAR” refers to the Qatar Riyal, the legal currency of Qatar; “IDR” refers to Indonesia Rupiah, the legal currency of Indonesia;
Business combinations
The Company accounts for its business combinations using the purchase method of accounting in accordance with ASC Topic 805,
Business Combinations
(“ASC 805”). The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling
interests. The excess of (i) the total cost of the acquisition, fair value of the non-controlling
interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income.
The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling
interests are based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted cash flows over that period.
Acquisition-related costs are recognized as general and administrative expenses in the consolidated statements of comprehensive income as incurred.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
(Amounts in thousands except for number of shares and per share data)

Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. All highly liquid investments that are readily convertible to known amounts of cash with original stated maturities of three months or less are classified as cash equivalents.
Short-term investments
Short-term investments consist of deposits placed with financial institutions with original maturity terms from four months to one year. As of June 30, 2021, $40,254,

$4,293, and $4,261
of short-term investments were placed in financial institutions in the PRC, Singapore, and Malaysia, respectively. As of June 30, 2020,
$306,322, $16,127, and $2,500
of short-term investments were placed in financial institutions in the PRC, Singapore, Malaysia, respectively.
Restricted cash
Restricted cash mainly consists of the cash deposited in banks pledged for performance guarantees or bank loans. These cash balances are not available for use until these guarantees are expired or cancelled, or the loans are repaid.
Revenue recognition
Integrated solutions contracts
Revenues generated from designing, building, and delivering customized integrated industrial automation systems are recognized over time as the customer simultaneously receives and consumes the benefits provided by the Company’s performance as it occurs or because the customers control the related asset as it is created or enhanced.

The contracts for designing, building, and delivering customized integrated industrial automation systems are legally enforceable and binding agreements between the Company and customers. The duration of contracts depends on the contract size and ranges from six months to five years excluding the warranty period. The majority of the contract duration is longer than one year.
Revenue generated from mechanical and electrical solution contracts for the construction or renovation of buildings, rail or infrastructure facilities are also recognized over time as the customer simultaneously receives and consumes the benefits provided by the Company’s performance as it occurs or because the customers control the related asset as it is created or enhanced.
The contracts for mechanical and electrical solution are legally enforceable and binding agreements between the Company and customers. The duration of contracts depends on the contract size and the complexity of the construction work and ranges from six months to three years excluding the warranty period. The majority of the contract duration is longer than one year.
In accordance with ASC Topic 606,
Revenue from Contract with Customers
(“ASC 606”), recognition is based on an estimate of the income earned to date, less income recognized in earlier periods. Extent of progress toward completion is measured using the cost-to-cost
method where the progress (the percentage complete) is determined by dividing costs incurred to date by the total amount of costs expected to be incurred for the integrated solutions contracts. The Company’s estimates of total costs expected to be incurred for an integrated solutions contract include assumptions regarding the Company’s future effort or input such as direct costs of equipment and materials and direct labor costs. Significant estimation uncertainty exists due to the long construction periods and sensitivity of these assumptions to the extent of progress towards completion and estimated total costs of integrated solutions contracts, as both impact revenue and gross profit realization. The significant assumptions are forward-looking and could be affected by future economic and market conditions and changes in the level of efforts and costs required to complete the integrated solutions contracts. The total costs incurred may not always be proportionate to the Company’s progress in satisfying their performance obligations. Changes in the estimated total costs affects the revenue recognized in the current period and in future periods. Provisions, if any, are made in the period when anticipated losses become evident on uncompleted contracts.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
(Amounts in thousands except for number of shares and per share data)

The Company reviews and updates the estimated total costs of the contracts at least annually. Revisions to contract revenue and estimated total costs of the contracts are made in the period in which the facts and circumstances that cause the revision become known and are accounted for as changes in estimates. Unapproved change orders are considered claims. Claims are recognized only when they have been awarded by customers. Excluding the impact of change orders, if the estimated total costs of integrated solutions contracts, which were revised during the years ended June 30, 2019, 2020 and 2021, had been used as a basis of recognition of integrated solutions contracts revenue since the contract commencement, net income for the years ended June 30, 2019, 2020 and 2021 would have been decreased by
$14,019, $14,181, and $13,528,

respectively; basic net income per share for years ended June 30, 2019, 2020 and 2021 would have been decreased by
$0.23, $0.23, and $0.22
 respectively; and diluted net income per share for the years ended June 30, 2019, 2020 and 2021, would have decreased by
 $0.23, $0.23, and $0.22
,
respectively. Revisions to the estimated total costs for the years ended June 30, 2019, 2020 and 2021 were made in the ordinary course of business.
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
Product sales
The Company’s products mainly include hardware and software. Revenue generated from sales of products is recognized when control of promised goods is transferred to the Company’s customers in an amount of consideration to which the Company expects to be entitled to in exchange for those goods. Revenues are presented net of value-added tax collected on behalf of the government.
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
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
(Amounts in thousands except for number of shares and per share data)

Excluding the impact of change orders, if the estimated total costs of service contracts, which were revised during the year ended June 30, 2021, had been used as a basis of recognition of service contract revenue since the contract commencement, net income for the years ended June 30, 2019, 2020 and 2021 would have been decreased by
$2,641
,

$4,603

and $9,735, respectively; basic net income per share for years ended June 30, 2019, 2020 and 2021 would have been decreased by
$0.04
,
$0.08
 and $0.16, respectively; and diluted net income per share for the years ended June 30, 2019, 2020 and 2021, would have decreased by
$0.04
,
$0.08

and $0.16, respectively. Revisions to the estimated total costs for the years ended June 30, 2019, 2020 and 2021 were made in the ordinary course of business.
Contract assets
Contract assets include amounts that represent the rights to receive payment for goods or services that have been transferred to the customer, with the rights conditional upon something other than the passage of time. Accordingly, the Company includes the following in the contract assets: (i) unbilled amounts resulting from revenue recognized exceeding amounts billed to customers for integrated solutions contracts and maintenance service contracts using the cost-to-cost
method, which are recorded in the balance sheet as costs and estimated earnings in excess of billing; and (ii) accounts receivable retention amounts which were held by customers from Concord and Bond Groups upon the issuance of the final completion certificate and completion of the defects liability period.
Performance of the integrated solutions contracts will often extend over long periods and the Company’s right to receive payments depends on its performance in accordance with the contractual terms. The Company has different billing practices for its PRC subsidiaries, overseas subsidiaries, and the VIE (Concord and Bond Groups). For the Company’s PRC subsidiaries, billings are issued based on milestones specified in the contracts negotiated with customers. In general, there are four milestones: 1) project commencement; 2) system manufacturing and delivery; 3) installation, trial-run
and customer acceptance; and 4) end of the warranty period. The amounts to be billed at each milestone are specified in the contract. All integrated solutions contracts have the first milestone, but not all contracts require prepayments. The length of each interval between two continuous billings under an integrated solutions contract varies depending on the duration of the contract (under certain contracts, the interval lasts more than a year) and the last billing to be issued for an integrated solutions contract is scheduled at the end of a warranty period. There are no significant financing components in the integrate solutions contracts.
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
Accounts receivable, costs and estimated earnings in excess of billings and accounts receivable retention
The carrying value of the Company’s accounts receivable, costs and estimated earnings in excess of billings and accounts receivable retention, net of the allowance for credit losses, represents their estimated net realizable value. An allowance for doubtful accounts is recognized when it is probable that the Company will not collect the amount and is written off in the period when deemed uncollectible. The Company periodically reviews the status of contracts and decides how much of an allowance for doubtful accounts should be made based on factors surrounding the credit risk of customers and historical experience. The Company does not require collateral from its customers and does not charge interest for late payments by its customers.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
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
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
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
350-20,
Intangibles – Goodwill and Other
(“ASC
350-20”),
which requires that goodwill is not amortized but to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events as defined by ASC
350-20.
The Company’s goodwill outstanding at June 30, 2021 was related to the acquisitions of Beijing Hollysys Industrial Software Company Ltd (“Hollysys Industrial Software”) and Shandong Lukang.
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
The Company elected to assess goodwill for impairment using the two-step process for Concord Group for the year ended June 30, 2019, with the assistance of a third-party appraiser. The judgment in estimating the fair value of Concord Group includes forecasts of the amount and timing of expected future cash flows, which are based on management’s best estimates of forecasted revenue, gross profit, operating expenses, future capital expenditures and working capital levels, as well as the discount rate, which is determined using the Weighted Average Cost of Capital and Capital Asset Pricing Model approach and the selection of comparable companies operating in similar businesses. The carrying amount of Concord Group exceeded its fair value as of June 30, 2019, and a goodwill impairment charge of
 $11,623 was recorded in the consolidated statement of comprehensive income for the year ended June 30, 2019 based on results of the second step of the goodwill impairment test
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
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
(Amounts in thousands except for number of shares and per share data)

Significant management judgment and estimation are involved in forecasting the amount and timing of expected future cash flows and the underlying assumptions used in the discounted cash flow approach to determine the fair value of the Bond Group reporting unit. In particular, the fair value estimate is sensitive to significant assumptions, such as forecasted revenue growth rates, gross profit margins and discount rates, which are determined using the Weighted Average Cost of Capital and Capital Asset Pricing Model approach and the selection of comparable companies operating in similar businesses. These significant assumptions are forward looking and could be materially affected by future market or global economic conditions. As a result, the Company recorded a full impairment charge of

US$35,767

attributable to its Bond Group reporting unit.
There are uncertainties surrounding the amount and timing of future expected cash flows as they may be impacted by negative events such as uncertainty of the impact of
COVID-19
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
Impairment of long-lived assets other than goodwill
The Company evaluates its long-lived assets or asset groups including acquired intangibles with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, the Company evaluates the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value, generally based upon discounted cash flows or quoted market prices.
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
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
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
VAT refunds and government subsidies
Pursuant to the laws and regulations of the PRC, the Company remits

13%-16%
 of its sales as value added tax (“VAT”), and then is entitled to a refund of the portion of the Company’s actual VAT burden that exceeds the
 3%
levied on all sales containing internally developed software products. VAT refunds are recognized in the consolidated statements of comprehensive income when cash refunds or the necessary approval from the tax authority has been received. Certain subsidiaries of the Company located in the PRC receive government subsidies from local PRC government agencies. Government subsidies are recognized in the consolidated statements of comprehensive income when the attached conditions have been met. Government grants received for the years ended June 30, 2019, 2020 and 2021 amounted to
$6,559, $6,930 and $3,934, respectively, of which$4,888, $4,655 and $9,192 were included as a credit to operating expenses in the consolidated statements of comprehensive income for the years ended June 30, 2019, 2020 and 2021, respectively.
Appropriations to statutory reserve
Under the corporate law and relevant regulations in the PRC, all of the subsidiaries of the Company located in the PRC are required to appropriate a portion of their
 retained earnings to statutory reserve. All subsidiaries located in the PRC are required to appropriate 10% of their
annual
after-tax
income each year to the statutory reserve until the statutory reserve balance reaches 50% of the registered capital. In general, the statutory reserve shall not be used for dividend distribution purposes. In Dubai and Qatar, companies are required to appropriate 10% of its annual after-tax
income each year to the statutory reserve and the appropriation may be suspended by the shareholders if the reserve reaches 50% of the registered capital. The statutory reserve can be used to cover the losses of the companies or to increase the capital of the companies with a decision by the general assembly of
Concord Corporation Pte. Ltd, Dubai Branch (“CCPL Dubai”) and Concord Electrical Contracting Ltd., a Qatar company (“CECL”).

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
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
Investments in equity investees and equity securities
The Company accounts for its equity investments under the equity method when the Company has rights and ability to exercise significant influence over the investees. The investments in entities over which the Company has the ability to exercise significant influence are accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.
Under the equity method, original investments are recorded at cost and adjusted by the Company’s share of undistributed earnings or losses of these entities, by the amortization of any basis difference between the amount of the Company’s investment and its share of the net assets of the investee, and by dividend distributions or subsequent investments. When dividends from an investee exceed the carrying amount of an equity method investment, the excess distribution is recognized as a gain and reported as share of net income of equity investees, net in the consolidated statements of comprehensive income when the Company is not liable for the obligations of the investee nor otherwise committed to provide financial support. In such cases, subsequent equity method earnings are not recorded until subsequent earnings equal the gain recorded. Unrealized inter-company profits and losses related to equity investees are eliminated. An impairment charge, being the difference between the carrying amount and the fair value of the equity investee, is recognized in the consolidated statements of comprehensive income when the decline in value is considered other than temporary. The Company will discontinue applying the equity method if an investment (plus additional financial support provided to the investee, if any) has been reduced to zero. When the Company has other investments in its equity-method investee and is not required to advance additional funds to that investee, the Company would continue to report its share of equity method losses in its consolidated statement of comprehensive income after its equity-method investment has been reduced to zero, to the extent of and as an adjustment to the adjusted basis of its other investments in the investee. Such losses are first applied to those investments of a lower liquidation preference before being further applied to the investments of a higher liquidation preference.
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
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
(Amounts in thousands except for number of shares and per share data)

For equity investments other than those accounted for under the equity method or those that result in consolidation of the investee, the Company measures equity investments at fair value and recognizes any changes in fair value in net income. However, for equity investments that do not have readily determinable fair values and do not qualify for the existing practical expedient in ASC 820 to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company has elected to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. At each reporting date, the Company is required to make a qualitative assessment as to whether equity investments without a readily determinable fair value for which the measurement alternative is elected is impaired. In the event that a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than the carrying value, the carrying value is written down to its fair value. A variety of factors are considered when determining if a decline in fair value is below carrying value, including, among others, the financial condition and prospects of the investee.
Capitalization of interest
Interest incurred on borrowings for the Company’s construction of facilities and assembly line projects during the active construction period is capitalized. The capitalization of interest ceases once a project is substantially complete. The amount to be capitalized is determined by applying the weighted-average interest rate of the Company’s outstanding borrowings to the average amount of accumulated capital expenditures for assets under construction during the year and is added to the cost of the underlying assets and amortized over their respective useful lives.
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
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
(Amounts in thousands except for number of shares and per share data)

Fair value measurements
The Company complies with ASC 820,
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
Concentration of risks
Concentration of credit risk
Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, costs and estimated earnings in excess of billings, accounts receivable retention, other receivables and amounts due from related parties. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet date. As of June 30, 2021, substantially all of the Company’s cash and cash equivalents and short-term
investments were managed by financial institutions located in the PRC, Singapore, Malaysia, which management believes are of high credit quality. Accounts receivable, other receivables and amounts due from related parties are typically unsecured and the risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.
The Company has no customer that individually comprised 10% or more of the outstanding balance of accounts receivable as of June 30, 20
20
 and 202
1
, respectively.
Concentration of business and economic risk
A majority of the Company’s net revenue and net income is derived in the PRC. The Company’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
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
Concentration of foreign currency exchange rate risk
The Company’s exposure to foreign currency exchange rate risk primarily relates to monetary assets or liabilities held in foreign currencies. Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to USD, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. The exchange rate floating bands will remain the same as previously announced in the inter-bank foreign exchange market. The US dollar against RMB depreciated by
 3.65%, depreciated by 2.93%
and appreciated by
 8.62%
for the years ended June 30, 2019, 2020 and 2021, respectively. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position, and the value of its shares in US dollars. An appreciation of the US dollar against the RMB would result in foreign currency translation losses when translating the net assets of the Company from RMB into the
US dollar.

For the years ended June 30, 2019, 2020 and 2021, the net foreign currency translation gains (losses) resulting from the translation of RMB, SGD and other functional currencies to the US dollar reporting currency recorded in stockholders’ equity as part of accumulated other comprehensive income was
$(31,341), $(27,996), and $96,331, respectively.
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
During the last two quarters of fiscal year 2020, the pandemic has led to delays of project execution and contract bidding, while marketing events were also adversely affected due to restriction on on-site communication, which has negatively impacted the Company’s financial performance in 2020. While there has been gradual recovery of the Company’s overall business operations resulting from improving health statistics in China which also lessened the impact of COVID-19 on performance of the Company in FY2021, continuous impact of the pandemic on the Company overseas business is foreseeable due to the continued spread of COVID-19 in south east Asia and south Asia. The Company also faces risks that customers may delay their settlement with the Company or delay or fail to pay us as scheduled due to the impact of COVID-19. In addition, the pandemic is also one of the triggers for evaluating whether there is goodwill impairment of Bond Group and long-lived asset impairments. The measures taken by the governments of countries affected could disrupt the Company’s demand from its customers, sales efforts, the delivery of its products and services, reduce our customers’ ability to pay and adversely impact the Company’s business, financial condition and results, or results of operations. Because of the uncertainty surrounding the COVID-19 outbreak, the full severity of the business disruption and the related financial impact cannot be reasonably estimated at this time.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
(Amounts in thousands except for number of shares and per share data)

Recent accounting pronouncements
Recently Adopted Standards
In June 2016, the FASB issued ASU
No. 2016-13,
Financial Instruments -Credit Losses
. Subsequently, the FASB issued ASU
2019-05,
Financial Instruments- Credit Losses (Topic 326): Targeted Transition Relief and ASU
2019-11,
Codification Improvements to Topic 326, Financial Instruments
–
Credit Losses
(collectively, the “Credit Loss ASUs”). The Credit Loss ASUs change the methodology to be used to measure credit losses for financial assets. The new methodology requires the recognition of an allowance that reflects the current estimate of credit losses expected to be incurred over the life of the financial asset. This new standard requires entities to consider forward-looking information to estimate expected credit losses, resulting in earlier recognition of credit losses. The Company adopted the standard on July 1, 2020, using a modified retrospective transition method and did not restate the comparable periods, which results in a cumulative effect adjustment to decrease the opening balance of retained earnings on July 1, 2020, by $30,451, net of $1,768 of income taxes, including the allowance for credit losses for accounts receivable, costs and estimated earnings in excess of billings, accounts receivable retention, and other receivables.
The Company is exposed to credit losses primarily through integrated solution contracts and sales of products and services. The cumulative effect of the changes made to the Company’s consolidated balance sheet at July 1, 2020, for the adoption of ASU
2016-13
is as follows:

	Balance at June 30, 2020	Adjustment due to ASU 2016-13	Balance at July 1, 2020
Assets
Accounts receivable	242,449	(16,284)	226,165
Accounts receivable retention	10,805	(145)	10,660
Costs and estimated earnings in excess of billings	189,188	(3,111)	186,077
Other receivables	28,257	(10,799)	17,458
Due from related parties	21,444	(1,880)	19,564
Deferred tax assets	8,909	1,768	10,677
Equity
Retained earnings	774,473	(30,451)	744,022
The movements in the allowance for credit losses on accounts receivable and accounts receivable retention were as follows:

June 30, 2021
Beginning balance, July 1, 2020	41,618
Adoption of ASU 2016-13	16,429
Provision for expected credit losses, net of recoveries	7,761
Amounts written off charged against the allowance	(3,965)
Translation adjustments	5,159

Ending balance, June 30, 2021	67,002

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
(Amounts in thousands except for number of shares and per share data)

The movements in the allowance for credit losses on costs and estimated earnings in excess of billings were as follows:

June 30, 2021
Beginning balance, July 1, 2020	6,150
Adoption of ASU 2016-13	3,111
Provision for expected credit losses, net of recoveries	1,758
Translation adjustments	816

Ending balance, June 30, 2021	11,835

In January 2017, the FASB issued ASU
No. 2017-04
(“ASU
2017-04”),
Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment
. ASU
2017-04
eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. This standard is effective for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted. The Company adopted this standard on July 1, 2020 on a prospective basis. There was no material impact to the Company’s financial position or results of operations upon adoption.
In August 2018, the FASB issued ASU
No. 2018-13
, Fair Value Measurement (Topic 820), Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement
. The guidance modifies and enhances the disclosure requirements for fair value measurements. This update is effective in fiscal years, including interim periods, beginning after December 15, 2019, and early adoption is permitted. The Company adopted this standard on July 1, 2020 and there was no material impact to the Company’s consolidated financial statements upon adoption.
Standards Effective in Future Years
In December 2019, the FASB issued ASU
2019-12, “
Simplifying the Accounting for Income Taxes,
” as part of its Simplification Initiative to reduce the cost and complexity in accounting for income taxes. This standard removes certain exceptions related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. The guidance is effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating this guidance and the impact on its consolidated financial statements.
In January 2020, the FASB issued ASU
No. 2020-01,
Investments—Equity Securities
(Topic 321),
Investments—Equity Method and Joint Ventures
(Topic 323), and
Derivatives and Hedging
(Topic 815)—
Clarifying the Interactions between Topic 321, Topic 323, and Topic 815
(a consensus of the FASB Emerging Issues Task Force)
(“ASU
2020-01”),
which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323. ASU
2020-01
could change how an entity accounts for an equity security under the measurement alternative. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 31, 2020. Early adoption is permitted. The Company is currently in the process of evaluating the of adopting ASU
2020-01
on its consolidated financial statements and related disclosure.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
(Amounts in thousands except for number of shares and per share data)

NOTE 3 - INVENTORIES
Components of inventories are as follows:

	June 30,
	2020	2021
Raw materials	$18,307	$23,469
Work in progress	17,561	12,165
Finished goods	12,342	12,278

	$48,210	$47,912

NOTE 4 - ACCOUNTS RECEIVABLE

	June 30,
	2020	2021
Notes receivable	$27,059	$54,830
Accounts receivable	257,008	342,862
Allowance for credit losses	(41,618)	(66,839)

	$242,449	$330,853

The movements in allowance for credit losses are as follows:

	June 30,
	2019	2020	2021
Balance at the beginning of year	$49,094	$47,162	$41,618
Adoption of ASU 2016-13	—	—	16,284
Additions	4,318	178	7,749
Deconsolidation of a subsidiary	(2,733)	—	—
Written off	(1,959)	(4,399)	(3,965)
Translation adjustment	(1,558)	(1,323)	5,153

Balance at the end of year	$47,162	$41,618	$66,839

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
(Amounts in thousands except for number of shares and per share data)

NOTE 5 - COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS

	June 30,
	2020	2021
Contract costs incurred plus estimated earnings	$1,046,803	$988,496
Less: Progress billings	(853,774)	(779,955)

Cost and estimated earnings in excess of billings	193,029	208,541
Less: Allowance for credit losses	(6,150)	(11,835)

	$186,879	$196,706

The movements in allowance for credit losses are as follows:

	June 30,
	2019	2020	2021
Balance at the beginning of year	$9,929	$6,981	$6,150
Adoption of ASU 2016-1 3	—	—	3,111
Additions (reversals)	(2,149)	(651)	1,758
Deconsolidation of a subsidiary	(465)	—	—
Translation adjustments	(334)	(180)	816

Balance at the end of year	$6,981	$6,150	$11,835

NOTE 6 - REVENUE FROM CONTRACTS WITH CUSTOMERS
Remaining Unsatisfied Performance Obligations (“RUPO”)
As of June 30, 2021, the Company’s backlog relating to unsatisfied (or partially unsatisfied) performance obligations in contracts with its customers was $685.0 million. The Company expects to recognize the majority of its remaining performance obligations as revenue within the next three years.
Disaggregation of revenues
The Company assesses revenues based upon the nature or type of goods or services it provides and the geographic location of the related businesses. The geographic locations are consistent with the reportable segments. For more information on the reportable segments, see Note 24, “Segment Reporting”. The following table present disaggregated revenue information:

	Year ended June 30, 2021
	PRC	Non-PRC	Total
Integrated solutions contracts revenue	$385,592	74,588	460,180
Product sales	28,200	467	28,667
Maintenance service revenue	101,081	241	101,322
Extended warranty service revenue	3,297	—	3,297

Total	$518,170	75,296	593,466

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
(Amounts in thousands except for number of shares and per share data)

Contract assets and contract liabilities
Contract assets include amounts that represent the rights to receive payment for goods or services that have been transferred to the customer, with the rights conditional upon something other than the passage of time. Accordingly, the Company includes the following in the contract assets: (i) unbilled amounts resulting from revenue recognized exceeding amounts billed to customers for integrated solutions contracts and maintenance service contracts using the cost-to-cost
method, which are included in the consolidated balance sheets as costs and estimated earnings in excess of billing; and (ii) accounts receivable retention amounts which were held by customers from Concord and Bond Groups upon the issuance of the final completion certificate and completion of the defects liability period.
Contract liabilities include the amounts that reflect obligations to provide goods or services for which payment has been received. Contract liabilities are presented in the consolidated balance sheets as deferred revenue.
These contract assets and liabilities are calculated on a
contract-by-contract
basis and reported on a net basis at the end of reporting period. The Company recognized revenue of $78,453 for the year ended June 30, 2021, which was previously deferred and included in the contract liability at the beginning of the year. This revenue was driven primarily by performance obligations satisfied.
Contract assets and contract liabilities are summarized below:

	June 30, 2020	June 30, 2021
Contract assets, current	$194,511	202,462
Contract assets, non-current	7,026	5,627
Contract liabilities	139,242	185,596
The increase in contract assets was primarily due to timing of revenue recognized relative to its billings. The increase in contract liabilities was primarily due to the timing of contractual milestones. No other factors materially impacted the change in the contract liabilities balance.
NOTE 7 - PROPERTY, PLANT AND EQUIPMENT
A summary of property, plant and equipment is as follows:

	June 30,
	2020	2021
Buildings	$67,520	$73,617
Machinery	12,941	15,110
Software	14,222	16,294
Vehicles	4,675	4,860
Electronic and other equipment	36,647	41,154
Construction in progress	8,553	22,434

	$144,558	$173,469
Less: Accumulated depreciation and impairment	(66,508)	(79,423)

	$78,050	$94,046

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
(Amounts in thousands except for number of shares and per share data)

Buildings with a total carrying value of $2,854 and $2,888 were pledged to secure lines of credits from various banks in Singapore and Malaysia as of June 30, 2020 and 2021, respectively (note 13).
Buildings and vehicles with a total carrying value of $1,178 and $1,168 were pledged to secure long-term bank loans as of June 30, 2020 and 2021, respectively (note 14).
Construction in progress consists of capital expenditures and capitalized interest charges related to the construction of facilities and assembly line projects and the expenditures related to the Company’s information system constructions.
The depreciation expenses for the years ended June 30, 2019, 2020 and 2021 were $7,879, $8,483 and $9,959, respectively.
Assets leased to others under operating leases
The Company has entered into operating lease contracts related to certain buildings owned with carrying amounts as shown below:

	June 30,
	2020	2021
Buildings leased to others - at original cost	$21,467	$23,491
Less: Accumulated depreciation	(6,605)	(7,950)

Buildings leased to others - net	$14,862	$15,541

NOTE 8 - PREPAID LAND LEASES
A summary of prepaid land leases is as follows:

	June 30,
	2020	2021
Prepaid land leases	$18,681	$20,200
Less: Accumulated amortization	(2,939)	(3,632)

	$15,742	$16,568

The amortization for the years ended June 30, 2019, 2020 and 2021 was

$

, $

and $

, respectively.
The annual amortization of prepaid land leases for each of the five succeeding years is as follows:

Year ending June 30,
2022	$419
2023	419
2024	419
2025	419
2026	419

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
(Amounts in thousands except for number of shares and per share data)

NOTE 9 - INTANGIBLE ASSETS, NET

	June 30,
	2020			2021
	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
Patents and copyrights	$2,620	(907)	1,713	$2,867	(1,468)	1,399

The amortization expenses for the years ended June 30, 2019, 2020 and 2021 were $311, $300 and $316, respectively.
The annual amortization expense relating to the existing intangible assets for the five succeeding years is as follow:

Year ending June 30,
2022	$459
2023	459
2024	301
2025	132
2026	—
NOTE 10 - GOODWILL
The changes in the carrying amount of goodwill are as follows:

	Operating segment
	Mechanical and electrical solutions	Industrial automation	Total
Balance as of July 1, 2019	$36,468	586	$37,054
Goodwill upon acquisition	—	958	958
Goodwill impairment charge	(35,767)	—	(35,767)
Translation adjustment	(701)	(84)	(785)

Balance as of June 30 , 2020	$—	1,460	$1,460

Translation adjustment	—	138	138
Balance as of June 30, 2021	$—	1,598	$1,598

Bond Group, as a component of the mechanical and electrical solutions operating segment, is considered to be a reporting unit for goodwill impairment purposes as Bond Group constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of Bond Group. The amount of goodwill allocated to Bond Group was $35,767 as of June 30, 2020, before any impairment charges. The Company performed the two-step quantitative goodwill impairment test with the assistance of an independent third-party appraiser and estimated the fair value of the reporting unit using a discounted cash flow approach. As a result, the Company recorded a full impairment charge of US$35,767 attributable to the Bond Group reporting unit due to downward revision of forecasted future profits.
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
The Company performed qualitative assessments with respect to Hollysys Industrial Software and Shandong Lukang, to determine if it is more likely than not that the fair values of Hollysys Industrial Software and Shandong Lukang are less than their carrying amounts. By identifying the most relevant drivers of fair value and significant events, and weighing the identified factors, the Company concluded that it was not more-likely-than-not that the fair value of these reporting units would be less than their carrying amounts as of June 30, 2021. Therefore, no further impairment testing for Hollysys Industrial Software and Shandong Lukang was required.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
(Amounts in thousands except for number of shares and per share data)

NOTE 11 - EQUITY INVESTMENTS

Investments in equity inv
estees
The following long-term investments were accounted for under the equity method as of June 30, 2020 and 2021 as indicated:

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

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
(Amounts in thousands except for number of shares and per share data)

June 30, 2021	Interest held	Long-term investment, at cost, less impairment	Share of undistributed profits	Disposal	Advance to investee company	Total
Equity method
Beijing Hollycon Medicine & Technology Co., Ltd.	30.00%	$23,874	5,741	—	—	29,615
Beijing Hollysys Electric Motor Co., Ltd.	40.00%	820	6,677	—	—	7,497
Suqian Runhe Emerging Industry Investment Center (limited partnership)	29.97%	9,754	(163)	—	—	9,591
China Techenergy Co., Ltd.	40.00%	—	11,811	—	—	11,811
Ningbo Hollysys Intelligent Technologies Co., Ltd.	40.00%	4,369	(4,369)	—		—
Hunan LingXiang Maglev Technology Co., Ltd.	17.67%	1,548	(141)	—	—	1,407
Beijing AIRmaker Technology Co., Ltd.	20.00%	155	(18)	—	—	137
Southcon Development Sdn Bhd.	30.00%	219	(111)	—	—	108
Beijing Hollysys Machine Automation Co., Ltd.	30.00%	464	(464)	—	—	—
Beijing Jing Yi Intelligent Technologies Innovation Center Co., Ltd.	46.00%	—	—	—	—	—

		41,203	18,963	—	—	60,166

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
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
T
he Company has the right to appoint two representatives of Ningbo Hollysys’ five-member board of directors
.
T
he Company has significant influence and uses the equity method to account for its investment in Ningbo Hollysys.
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
Investments in equity securities without readily determinable fair values
Investments in equity securities without readily determinable fair value were accounted for as cost method investments prior to adopting ASC 321. As of June 30, 2020 and 2021, the carrying amounts of investments in equity securities without readily determinable fair values for which the measurement alternative was elected were $4,640 and $2,622
,
respectively, after deductions of

$424 and $464 of accumulated impairment. There were no unrealized gains (upward adjustments), unrealized losses (downward adjustments and impairment) or net unrealized gains or losses recognized for such equity securities during the years ended June 30, 2020 and 2021. Net realized gains or loss on equity securities sold were nil and 3,323 for the years ended June 30, 2020 and 2021, respectively.
NOTE 12 - WARRANTY LIABILITIES

	June 30,
	2020	2021
Beginning balance	$12,116	$10,064
Expense accrued	2,309	4,431
Expense incurred	(4,027)	(5,639)
Translation adjustment	(334)	695

	$10,064	$9,551
Less: Current portion of warranty liabilities	(6,604)	(5,902)

Long-term warranty liabilities	$3,460	$3,649

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
(Amounts in thousands except for number of shares and per share data)

NOTE 13 - SHORT-TERM BANK LOANS
For the years ended June 30, 2020, and 2021, the Company had no outstanding short-term bank borrowings.
For the years ended June 30, 2019, 2020, and 2021, interest expenses on short-term bank loans amounted to $110, $37 and $nil, respectively.
As of June 30, 2020, the Company had available lines of credit from various banks in the PRC, Singapore and Malaysia amounting to $299,277, of which $47,694 was utilized and $251,583 was available for use. These lines of credit were secured by the pledge of restricted cash and buildings with a carrying value of $9,627 and $2,977, respectively.
As of June 30, 2021, the Company had available lines of credit from various banks in the PRC, Singapore and Malaysia amounting to $461,166
,

of which $89,297 was utilized and $371,868 was available for use. These lines of credit were secured by the pledge of restricted cash and buildings with a carrying value of $22,937 and $2,888, respectively.
NOTE 14 - LONG-TERM LOANS

		June 30,
		2020	2021
MYR denominated loans	(i)	842	842
SGD denominated loans	(ii)	258	164
USD denominated loan	(iii)	15,000	15,000

		$16,100	$16,006

Less: Current portion		(320)	(15,308)

		$15,780	$698

i.
The MYR denominated loans are repayable in 3 to 75 installments with the last installment due in Ap ri
l 2039. For the years ended June 30, 2020 and 2021, the effective interest rates ranged from 2.19% to 7.51% per annum and 2.08% to 4.05% per annum, respectively. The borrowings are secured by the mortgages of buildings and vehicles in Malaysia, with an aggregate carrying value of $873 and $964 as of June 30, 2020 and 2021, respectively.

ii.
The SGD denominated loans are repayable in 10 to 31 installments with the last installment due on March 4, 2024. For the years ended June 30, 2020 and 2021, the effective interest rates ranged from 2.44% to 2.78% per annum and 2.44% to 2.78% per annum, respectively. The borrowing is secured by vehicles with a total carrying value of $305 and $204 as of June 30, 2020 and 2021, respectively.

iii.	The USD denominated loan was drawn on April 24, 2020 and is repayable on April 22, 2022. For the year ended June 30, 2021, the effective interest rate was 3.02% per annum.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
(Amounts in thousands except for number of shares and per share data)

Scheduled principal for all outstanding long-term loans as of June 30, 2021 are as follows:

Year ending June 30,
2022	$15,308
2023	308
2024	216
2025	34
2026	19
2026 onwards	121

$16,006

For the years ended June 30, 2019, 2020, and 2021, interest expenses of long-term loans incurred amounted to $465, $269 and $553, respectively, and nil was capitalized as construction in progress for either of these three years.
NOTE 15 - FAIR VALUE MEASUREMENTS
Financial instruments include cash and cash equivalents, short-term investments, accounts receivable, accounts receivable retention, other receivables, amounts due to or from related parties, accounts payable, short-term bank loans, long-term bank loans and bifurcated derivative. The carrying values of these financial instruments, other than long-term bank loans and a bifurcated derivative (which is a recurring fair value measurement), approximate their fair values due to their short-term maturities. The carrying value of the Company’s long-term bank loans other than the Convertible Bond approximates its fair value as the long-term bank loans are subject to floating interest rates. The carrying value of the Company’s long-term bank loans which are subject to fixed interest rates approximates its fair value as the market interest rate has not significantly changed from the borrowing date to June 30,
2021. These assets and liabilities, excluding cash (which fall into level 1 of the fair value hierarchy), fall into level 2 of the fair value hierarchy. The carrying value of the Convertible Bond is
nil and nil as of June 30, 2020 and 2021, respectively. The fair value measurement of the Convertible Bond falls into level 3 of the fair value hierarchy. There were no assets
and liabilities measured at fair value on a recurring basis as of June 30, 2020 and 2021.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
(Amounts in thousands except for number of shares and per share data)

NOTE 16 - STOCKHOLDERS’ EQUITY
In August 2010, the Board of Directors adopted the 2010 Rights Plan. The 2010 Rights Plan provides for a dividend distribution of one preferred share purchase (the “Right”), for each outstanding ordinary share. Each Right entitles the shareholder to buy one share of the Class A Preferred Stock at an exercise price of $160. The Right will become exercisable if a person or group announces an acquisition of 20% or more of the outstanding ordinary shares of the Company, or announces commencement of a tender offer for 20% or more of the ordinary shares. In that event, the Right permits shareholders, other than the acquiring person, to purchase the Company’s ordinary shares having a market value of twice the exercise price of the Right, in lieu of the Class A Preferred Stock. In addition, in the event of certain business combinations, the Right permits the purchase of the ordinary shares of an acquiring person at a 50% discount
.
 Unless terminated earlier by the Board of Directors, the 2010 Rights Plan will expire on September 27, 2020. There is no accounting impact related to the Right.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
(Amounts in thousands except for number of shares and per share data)

In September 2020, the Company amended and restated the Rights Plan to, among other things, extend its term until September 27, 2030. Pursuant to the amended and restated Rights Plan, subject to limited exceptions, upon (i) a person or group obtaining ownership of 15% or more of the aggregate total of the ordinary shares of the Company then issued and outstanding or (ii) the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the aggregate total of the ordinary shares of the Company then issued and outstanding, in each case, without the approval of the Board of Directors, each Right will entitle the holders, other than the acquiring person or group, to buy, at a purchase price of $160, one share of the Class A Preferred Shares of the Company, or, in lieu of a Class A Preferred Share, ordinary shares having a market value at that time of twice the Right’s exercise price. The Board of Directors is entitled to redeem the Rights at $0.001 per Right at any time before the Rights are exercisable.
On September 27, 2019, the Company declared a regular annual cash dividend of $0.21 per share to the holders of the Company’s ordinary shares. The record date was October 22, 2019, and the dividend was paid on November 12, 2019.
On October 5, 2020, the Company declared a regular annual cash dividend of $0.20 per share to the holders of the Company’s ordinary shares. The record date was October 22, 2020, and the dividend was paid on November 20, 2020.
NOTE 17 - SHARE-BASED COMPENSATION EXPENSES
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
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
(Amounts in thousands except for number of shares and per share data)

On November 16, 2020 and March 17, 2021, certain directors and employees of the Company were granted share-based compensation awards totaling 90,000 and 478,500, respectively, share options to purchase ordinary shares. The exercise price of these options is $11.85 per share.
A summary of the share option activity for the year ended June 30, 2021 is as shown below:

Share Options	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value

Outstanding, vested and exercisable at June 30, 2020	—	—	—	—
Granted on November 16, 2020	90,000	11.85	10	—
Granted on March 17, 2021	478,500	11.85	9.95	1,165

Outstanding, vested and exercisable at June 30, 2021	568,500	11.85	9.66	1,734

The Company recorded share-based compensation expense relating to options granted in 2021 in the amount of

$1,406

which is included in general and administrative expenses in fiscal year 2021. As of June 30 2021, the unrecognized compensation expense of $2,147 related to the share options is expected to be recognized over a weighted-average vesting period of 1.43 years.
Restricted shares
On December 10, 2016, the Company granted 67,500 restricted ordinary shares to certain directors under the 2015 Plan. These restricted shares vest quarterly over a three-year period starting from the directors’ respective service inception date. Fair value of the restricted shares was determined with reference to the market closing price at grant date.
On September 19, 2019, the Company granted 67,500 restricted ordinary shares to certain directors under the 2015 Plan. These restricted shares vest quarterly over a three-year period starting from the directors’ respective service inception date. Fair value of the restricted shares was determined with reference to the market closing price at grant date.
On November 16, 2020, the Company granted 318,000 restricted ordinary shares to certain directors under the 2015 Plan. These restricted shares vest quarterly over a three-year period commencing from November 2020. Fair value of the restricted shares was determined with reference to the market closing price at grant date.
On March 17, 2021, the Company granted 1,116,500 restricted ordinary shares to certain officers and certain employees under the 2015 Plan. These restricted shares vest quarterly over a three-year period commencing from March 2021. Fair value of the restricted shares was determined with reference to the market closing price at grant date.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
(Amounts in thousands except for number of shares and per share data)

A summary of the restricted share activity for the year ended June 30, 2020 and 2021 is as follows:

	Number of restricted shares	Weighted average grant-date fair value
Un-vested at June 30, 2019	18,125	20.09
Granted	67,500	16.06
Vested	(22,500)	19.31

Un-vested at June 30, 2020	63,125	16.06
Granted	1,434,500	11.85
Vested	(177,288)	13.35

Un-vested at June 30, 2021	1,320,337	11.85

The aggregate grant-date fair value of restri
c
ted shares vested during the years ended June 30, 2019, 2020 and 2021 were $452, $434 and $2,367, respectively. $238, $410 and $8,318 were recorded in general and administrative expenses as restricted share compensation expenses, for the years ended June 30, 2019, 2020 and 2021, respectively. As of June 30, 2021, the aggregated unrecognized compensation expense of $11,963 related to the restricted shares is expected to be recognized over a weighted-average vesting period of 1.41 years.
NOTE 18 - EMPLOYEE BENEFITS
The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in China, a central provision fund run by the Singapore government in respect of its employees in Singapore, and an employment provident fund in respect of its employees in Malaysia. The expenses related to these plans were$18,757, $17,210 and $24,141 for the years ended June 30, 2019, 2020 and 2021, respectively. These schemes were accounted for as defined contribution plans.
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
Dubai
The branch of the Company’s wholly owned subsidiary is a tax exempt company incorporated in Dubai, and no tax provision has been made for each of the years ended June 30, 2019, 2020 and 2021.
Hong Kong
The Company’s wholly owned subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on the assessable profits arising from Hong Kong for the year ended June 30, 2021. For the year ended June 30, 2021, the provision for Hong Kong profits tax has been made in the consolidated statements of comprehensive income. No provision for Hong Kong profits tax has been made in the consolidated statements of comprehensive income as there were sustained taxable losses arising from Hong Kong for each of the years ended June 30, 2019 and 2020.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
(Amounts in thousands except for number of shares and per share data)

Macau
The Company’s wholly owned subsidiary incorporated in Macau is subject to the Macau corporate income tax at a rate of 12% on the assessable profits arising from Macau, with an exemption up to MOP600. No provision for Macau profits tax has been made in the consolidated statements of comprehensive income for each of the years ended June 30, 2019, 2020 and 2021.
India
The Company’s wholly owned subsidiary incorporated in India is subject to India corporate tax at a rate of 30% on its worldwide income. No provision for India profits tax has been made in the consolidated statements of comprehensive income as there were no taxable profits noted for each of the years ended June 30, 2019, 2020 and 2021.
Qatar
CECL is subject to the Qatar Corporate income tax at a rate of 10% on the assessable profit arising from Qatar.
Indonesia
The Company’s wholly owned subsidiary incorporated in Indonesia is subject to the Indonesia Corporate income tax at a rate of 25% on the assessable profit arising from Indonesia. No provision for Indonesia tax has been made in the consolidated statements of comprehensive income as there were no assessable profits noted for the years ended June 30, 2019, 2020 and 2021.
PRC
The Company’s subsidiaries incorporated in the PRC are subject to PRC enterprise income tax (“EIT”) on their respective taxable incomes as adjusted in accordance with relevant PRC income tax laws. The PRC statutory EIT rate is 25%. The Company’s PRC subsidiaries are subject to the statutory tax rate except for the following:
Beijing Hollysys Co., Ltd
(“Beijing Hollysys”)
Beijing Hollysys was certified as a High and New Technology Enterprise (“HNTE”) which provides a preferential EIT rate of 15% for three calendar years from 2020 to 2022.
Further, Beijing Hollysys was qualified for the Key Software Enterprise (“KSE”) status in calendar year 2020 and was entitled to the preferential tax rate of 10% for calendar year 2020. An entity can use the preferential rate of KSE after its self-assessment, of which, the filing documents for KSE status shall be well prepared and filed for the future inspection from tax authorities as they hold the right to inspect the KSE status.
Hangzhou Hollysys Automation Co., Ltd
(“Hangzhou Hollysys”)
Hangzhou Hollysys was certified as a HNTE which provides a preferential EIT rate of 15% for three calendar years from 2020 to 2022. Hangzhou Hollysys expects to receive the renewed HNTE certificate
Hollysys Industrial Software
Hollysys Industrial Software was certified as a HNTE which provides a preferential EIT rate of 15% for three calendar years from 2019 to 2021.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
(Amounts in thousands except for number of shares and per share data)

The Company’s income (losses) before income taxes consists of:

	Year ended June 30,
	2019	2020	2021
PRC	$155,691	$140,539	$137,520
Non-PRC	(11,968)	(43,042)	(27,628)

	$143,723	$97,497	$109,892

Income tax expense, most of which is incurred in the PRC, consists of:

	Year ended June 30,
	2019	2020	2021
Current income tax expense
PRC	22,206	10,369	25,634
Non-PRC	2,175	1,388	758

	$24,381	$11,757	$26,392
Deferred income tax (benefit) expense
PRC	(5,722)	5,577	(7,971)
Non-PRC	(475)	837	2,133

	$(6,197)	6,414	(5,838)

	$18,184	$18,171	$20,554

Reconciliation of the income tax expenses as computed by applying the PRC statutory tax rate of 25% to income before income taxes and the actual income tax expenses is as follows:

	Year ended June 30,
	2019	2020	2021

Income before income taxes	$143,723	$97,497	$109,892

Expected income tax expense at statutory tax rate in the PRC	35,931	24,374	33,221
Effect of different tax rates in various jurisdictions	1,781	3,997	4,665
Effect of preferential tax treatment	(13,444)	(11,797)	(14,334)
Effect of non-taxable income	(1,500)	(250)	(4,770)
Effect of additional deductible research and development expenses	(5,833)	(7,241)	(9,838)
Effect of non-deductible expenses	5,489	10,661	6,644
Over provision of income tax in previous years	(8,457)	(6,118)	2,102
Change in valuation allowance	1,399	3,746	1,718
Withholding tax on dividends paid by subsidiaries	2,847	799	—
Others	(29)	—	1,146

Total	$18,184	$18,171	$20,554

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
(Amounts in thousands except for number of shares and per share data)

The breakdown of deferred tax assets/liabilities caused by the temporary difference is shown as below:

	June 30,
	2020	2021
Deferred tax assets

Allowance for doubtful accounts	$7,808	$12,480
Deferred subsidies	2,484	529
Warranty liabilities	984	911
Inventory provision	687	199
Long-term assets	397	622
Deferred revenue	—	105
Provision for loss contracts	99	64
Net operating loss carry forward	13,824	17,290
Valuation allowance	(14,821)	(17,424)
Others	325	214

Total deferred tax assets	$11,787	$14,990

Deferred tax liabilities
Property, plant and equipment	$(11)	$(678)
Costs and estimated earnings in excess of billings	(3,396)	(1,159)
Share of net losses of equity investees	(668)	(1,352)
PRC dividend withholding tax	(6,654)	(8,829)
Intangible assets and other non-current assets	(6,089)	(7,321)

Total deferred tax liabilities	$(16,818)	$(19,339)

As of June 30, 2021 the Company had incurred n
e
t losses of $132, $81,379,
and
$1,278

derived from entities in the PRC, Singapore and Indonesia, respectively. The net losses in the PRC can be carried forward for five years, to offset future net profit for income tax purposes. The net losses in Singapore and Indonesia can be carried forward without an expiration date. For the amount as of June 30, 202
1
, nil will expire, if not utilized, from calendar years ending December 31, 202
1
 to 202
5
.
Realization of the deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity
basis. As of June 30, 2020 and 2021, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.
Under the EIT Law and the implementation rules, profits of the Company’s PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to their respective foreign holding companies are subject to a withholding tax at 10% unless reduced by tax treaty. As of June 30,

20
20
and 202
1
, the aggregate undistributed earnings from the Company’s PRC subsidiaries that are available for distribution are RMB6,002,587 (equivalent to $900,285)
 and RMB6,642,966 (equivalent to $995,729
),
respectively. The Company expects to distribute a portion of the earnings (RMB570,288 or $88,295
)
to the holding companies located outside mainland China, and has hence accrued a withholding tax of $8,829 as of June 30, 202
1
. The remaining undistributed earnings of the Company’s PRC subsidiaries are intended to be permanently reinvested, and accordingly, no deferred tax liabilities have been provided for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company.
As of June 30, 20
20
 and 202
1
, the undistributed retained earnings generated from periods prior to January 1, 2008 were $63,716 which are not subject to PRC dividend withholding taxes. Accordingly, as of June 30, 20
20
 and June 30, 202
1
, the total amounts of undistributed earnings generated from the Company’s PRC subsidiaries for which no withholding tax has been accrued were $802,162 and $888,249
,
respectively. Deferred tax liabilities subject to be recognized would have been $73,845 and $82,453 respectively, if all such undistributed earnings were distributed to the Company in full as of June 30, 20
20
 and June 30, 202
1
.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
(Amounts in thousands except for number of shares and per share data)

The Chinese tax law grants the tax authorities the rights to further inspect companies’ tax returns retroactively in a three-year period (up to five years under certain special conditions), which means theoretically the tax authorities can still review the PRC subsidiaries’ tax returns for the years ended December 31, 2016 through 2020. The tax law also states that companies will be liable to additional tax, interest charges and penalties if errors are found in their tax returns and such errors have led to an underpayment of tax.
As of June 30, 2020 and 2021, the Company concluded that there was no significant unrecognized tax benefits requiring recognition in the consolidated financial statements. The amount of unrecognized tax benefits may change in the next 12 months, pending clarification of current tax law or audit by the tax authorities. However, an estimate of the range of the possible change cannot be made at this time. As of June 30, 2020 and 2021, no unrecognized tax benefits, if ultimately recognized, will impact the effective tax rate. The Company recorded no penalty or interest for the years ended June 30, 2019, 2020 and 2021, respectively.
NOTE 20 - OPERATING LEASES
Operating lease as lessee
The Company’s lease agreements include payments for land use rights and lease payments that are largely fixed, do not contain material residual value guarantees or variable lease payments. The leases, other than prepaid land leases, have remaining lease terms of up to five years.
The Company’s leases do not contain restrictions or covenants that restrict the Company from incurring other financial obligations.

Fiscal year ended June 30, 2021
Operating lease costs	2,324
Short-term lease costs	1,000
Amortization of prepaid land leases	454

Total lease costs	3,778

Fiscal year ended June 30, 2021
Other information
Cash paid for amounts included in the measurement of operating lease liabilities	4,045
ROU assets obtained in exchange for new operating lease liabilities	3,011
Weighted-average remaining lease term (in years):
Operating leases	1.97
Weighted-average discount rate:
Operating leases	4.17%

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
(Amounts in thousands except for number of shares and per share data)

For the fiscal year ended June 30, 2021, total lease costs of $970 were recorded in selling expenses, $1,674 were recorded in general and administrative expenses, and $1,134 were recorded in research and development expenses. For the fiscal year ended June 30, 2020, total lease costs of $881 were recorded in selling expenses, $1,052 were recorded in general and administrative expenses, and $596 were recorded in research and development expenses. For the fiscal year ended June 30, 2019, total lease costs of $1,013 were recorded in selling expenses, $627 were recorded in general and administrative expenses, and $338 were recorded in research and development expenses.
Total expenses under operating leases were $3,778 for the fiscal year ended June 30, 2021. The total amortization of prepaid land leases was $454 for the fiscal year ended June 30, 2021.
Future minimum lease payments for operating leases as of June 30, 2021 are as follows:

As of June 30, 2021
2022	$3,302
2023	2,091
2024	701
2025	16
2026 and onwards	—

Total minimum lease payments	6,110
Less: imputed interest	84

Total lease liability balance	$6,026

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
Total rental income for the fiscal years ended June 30, 2019, 2020 and 2021 was
$1,727, $2,807 and $1,540 respectively and were recorded under other income on the consolidated statements of comprehensive income.
Future minimum lease payments to be received for these operating lease arrangements for each of the five succeeding fiscal years as of June 30, 2021 are as follows:

Year ending June 30,	Minimum lease payments

2022	$3,523
2023	3,628
2024	2,189
2025	1,942
2026	2,000

Thereafter	14,940
Total minimum lease payments to be received	$28,222

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
(Amounts in thousands except for number of shares and per share data)

NOTE 21 - INCOME PER SHARE
The following table sets forth the computation of basic and diluted net income per share attributable to the Company’s common shareholders for the years indicated:

	Year ended June 30,
	2019	2020	2021
Numerator:
Net income attributable to the Company as reported	$125,261	$79,396	$89,709
Less: Earnings allocated to participating securities	—	(83)	—

Net income attributable to common stockholders - basic	$125,261	$79,313	$89,709

Add:
Effect of Convertible Bond	562	93	—
Earnings allocated to participating securities	—	83	—
Less:
Earnings reallocated to participating securities considering potentially dilutive securities	—	(83)	—

Net income attributable to common stockholders – diluted	$125,823	$79,406	$89,709

Denominator:
Weighted average ordinary shares outstanding used in computing basic income per share(i)	60,456,524	60,478,717	60,566,709
Effect of dilutive securities
Convertible Bond	796,200	130,525	—
Restricted shares	21,160	—	947,040

Weighted average ordinary shares outstanding used in computing diluted income per share	61,273,884	60,609,242	61,513,749

Income per share – basic	$2.07	1.31	1.48

Income per share – diluted	$2.05	1.31	1.46

(i)
Vested and unissued restricted shares of 114,425, 15,000 and 15,000 shares are included in the computation of basic and diluted income per share for the years ended June 30, 2019, 2020 and 2021, respectively. The effect of share options has been excluded from the computation of diluted income per share for the years ended June 30, 2019 and 2020 as their effects would be anti-dilutive.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
(Amounts in thousands except for number of shares and per share data)

NOTE 22 - RELATED PARTY TRANSACTIONS
The related party relationships and related party transactions are listed as follows:
Related party relationships

Name of related parties	Relationship with the Company
China Techenergy Co., Ltd. (“China Techenergy”)	40% owned by Beijing Hollysys
Beijing Hollysys Electric Motor Co., Ltd. (“Electric Motor”)	40% owned by Beijing Hollysys
Beijing Hollycon Medicine & Technology. Co., Ltd. (“Hollycon”)	30% owned by Hollysys Group Co., Ltd.(“Hollysys Group”)
Ningbo Hollysys Intelligent Technologies Co., Ltd. (“Ningbo Hollysys”)	40% owned by Hollysys Group
Hunan LingXiang Maglev Technology Co., Ltd.(“Hunan LingXiang”)	17.67% owned by Beijing Hollysys
Due from related parties

	June 30,
	2020	2021
China Techenergy	$14,301	$19,241
Ningbo Hollysys	6,142	11,190
Hollycon	961	64
Hunan LingXiang	40	—
Others	—	3
Allowance for credit losses	—	(2,255)

	$21,444	$28,243

The Company’s management believes that the collection of amounts due from related parties is reasonably assured and accordingly an allowance for credit loss has been made for the year ended June 30, 2021. The Company has no fixed repayment terms for these related parties’ transactions.
Due to related parties

	June 30,
	2020	2021
China Techenergy	$2,967	$1,028
Ningbo Hollysys	609	529
Hollycon	—	23
Hunan LingXiang	—	81

	$3,576	$1,661

The Company has no fixed repayment terms for these related parties’ transactions.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
(Amounts in thousands except for number of shares and per share data)

Transactions with related parties

Purchases of goods and services from:

	Year ended June 30,
	2019	2020	2021
Ningbo Hollysys (i)	$702	$1,838	$3,051
Hollycon	4	—	7

	$706	$1,838	$3,058

(i)	The Company purchases products from Ningbo Hollysys which are used to provide an integrated automation and control system to its customers .

Sales of goods and integrated solutions to:

	Year ended June 30,
	2019	2020	2021
China Techenergy (i)	$11,094	$1,711	$8,458
Hollycon (ii)	44	1,302	866
Ningbo Hollysys (ii)	472	179	308
HuNan LingXiang	—	38	—

	$11,610	$3,230	$9,632

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

(ii)
The Company sells products to Hollycon and Ningbo Hollysys, which incorporate the Company’s product with their
automated systems to provide an integrated automation and control system to their customers. The Company’s pro rata shares of the intercompany profits and losses are eliminated until realized through a sale to third party customers, as if Hollycon and Ningbo Hollysys are consolidated subsidiaries.

Other income from:

	Year ended June 30,
	2019	2020	2021
Ningbo Hollysys (i)	$1,548	$2,214	$2,281
Hollycon (ii)	972	880	460
China Techenergy	—	1,122	—

	$2,520	$4,216	$2,741

(i)
The Company entered into an operating lease agreement with Ningbo Hollysys to lease part of a building in Beijing. The lease term is for one year from the commencement date of January 1, 2021 to December 31, 2021.

(ii)
The Company entered into an operating lease agreement with Hollycon to lease part of building located in Beijing. The lease term is for one year from the commencement date of January 1, 2021 to December 31, 2021.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
(Amounts in thousands except for number of shares and per share data)

Research and development:

	Year ended June 30,
	2019	2020	2021
Ningbo Hollysys (i)	$—	$655	$212

(i)	The Company purchases research and development services from Ningbo Hollysys for research and development projects in the field of intelligent manufacturing.
Amounts due from and due to the related parties relating to the above transactions are unsecured, non-interest
bearing and repayable on demand excluding a loan due from Ningbo Hollysys.
NOTE 23 - COMMITMENTS AND CONTINGENCIES
Capital commitments
As of June 30, 2021, the Company had $67,582 in capital obligations for the coming fiscal year, mainly for the construction of facilities.
Purchase obligations
As of June 30, 2021, the Company had $285,788 purchase obligations for the coming fiscal years, for purchases of inventories and subcontracts, mainly for fulfillment of in-process
or newly entered contracts resulting from the expansion of the Company’s operations as follows:

Years ending June 30,	Minimum payments
2022	$229,407
2023	21,143
2024	14,095
2025	7,048
2026	14,095
Performance guarantee and standby letters of credit
The Company had
stand-by
letters of credit of $347 and outstanding performance guarantees of $56,975 as of June 30, 2021, with restricted cash of $8,214 pledged to banks. The purpose of the stand-by
letter of credit and performance guarantees is to guarantee that the performance of the Company’s deliveries reach the pre-agreed
requirements specified in the integrated solutions contracts. The guarantee is to ensure the functionality of the Company’s own work. The disclosed amount of stand-by
letters of credit and outstanding performance guarantees
represents
the maximum potential amount of future payments the Company could be required to make under such guarantees.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
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
NOTE 24 - SEGMENT REPORTING
The chief operating decision makers (“CODM”) have been identified as the Chairman, Chief Executive Officer and Chief Financial Officer of the Company. The Company organizes its internal financial reporting structure based on its main product and service offerings.
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
Summarized information by segments for the years ended June 30, 2019, 2020, and 2021 is as follows:

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

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
(Amounts in thousands except for number of shares and per share data)

	Year ended June 30, 2021
	IA	Rail	M&E	Consolidated
Revenues from external customers
Integrated solutions contracts revenue	$291,106	100,877	68,197	460,180
Product sales	22,772	5,895	—	28,667
Maintenance service revenue	21,402	79,874	46	101,322
Extended warranty service revenue	1,772	1,525	—	3,297

Total	337,052	188,171	68,243	593,466
Costs of revenue	227,107	90,386	57,694	375,187

Gross profit	$109,945	97,785	10,549	218,279

The majority of the Company’s revenues and long-lived assets other than goodwill and intangible assets are derived from and located in the PRC. The following table sets forth the revenues by geographical area:

	Year ended June 30,
	2019	2020	2021
Revenues:
PRC	$438,832	$441,305	$518,170
Non-PRC	131,509	62,022	75,296

	$570,341	$503,327	$593,466

The following table sets forth the long-lived assets other than goodwill and intangible assets by geographical area:

	June 30,
	2020	2021
Long-lived assets other than goodwill and acquired intangible assets
PRC	$129,340	$163,343
Non-PRC	11,938	11,458

	$141,278	$174,801

NOTE 2
5
- DISPOSAL OF SUBSIDIARY
In March 2021, the Company entered into an agreement to dispose all of its interest in Cixi Hollysys for cash consideration of $16,331. The Company received $5,187 of the proceeds prior to the year ended June 30, 2021 and recorded the amount as a liability as the disposal transaction was not completed as of June 30, 2021. As of the reporting date, the Company has not received any other payments on this matter.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
(Amounts in thousands except for number of shares and per share data)

NOTE 2
6
- SUBSEQUENT EVENTS
In August 2021, the Company completed the acquisition of 100%
 of the
equity of Beijing Hollysys Intelligent Technologies Co., Ltd. (“Hollysys Intelligent”), a wholly owned subsidiary, from
Ningbo Hollysys Intelligent Technologies Co Ltd. (“Ningbo Hollysys”), with a cash consideration of approximately $20,901. As a subsidiary of the Company, its financial performance will be included in the Company’s consolidated financial statements from the first quarter of fiscal year 2022.
NOTE 2
7
- ENDORSEMENT OF NOTE RECEIVABLES
The Company endorsed bank acceptance bills to its suppliers as a way of settling accounts payable. The total endorsed but not yet due bank acceptance bills amounted to $37,333 and $41,981
as of June 30,
2020
and
2021
, respectively. The endorsement of bank acceptance bills qualified as deemed sales of financial assets according to ASC 860,
Transfer and Servicing
(“ASC 860”) because the bank acceptance bills have been isolated from the Company upon transfer, the transferee has the rights to pledge or exchange the bank acceptance bills, and the Company has no control over the bank acceptance bills upon endorsement. As a result, bank acceptance bills are derecognized at the time of endorsement.
NOTE
2
8
- CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY
Under the PRC laws and regulations, the Company’s PRC subsidiaries’ ability to transfer net assets in the form of dividend payments, loans, or advances are restricted. The amount restricted was RMB
624, 496
(equivalent to $92,349)
and RMB524,181 (equivalent to $70,511)
as of June 30, 2020,
and 2021,
respectively.
The following represents condensed unconsolidated financial information of the parent company only:

CONDENSED BALANCE SHEETS

	June 30,
	2020	2021
ASSETS
Current assets:
Cash and cash equivalents	$13,265	$7,824
Short-term investments	11,318	—
Other receivables, net	31	—
Amounts due from subsidiaries	53,503	53,503
Prepaid expenses	97	166

Total current assets	78,214	61,493
Investment in subsidiaries	1,046,725	1,221,755

Total assets	$1,124,939	$1,283,248

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accrued liabilities	—	5,143
Amounts due to subsidiaries	140,456	140,415

Total liabilities	140,456	145,558

Equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 60,537,099 shares issued and 61,367,337 shares issued and outstanding as of June 30, 2020 and 2021 , respectively	61	61
Additional paid-in capital	224,043	233,768
Retained earnings	823,896	871,047
Accumulated other comprehensive ( loss ) income	(63,517)	32,814

Total equity	984,483	1,137,690

Total liabilities and equity	$1,124,939	$1,283,248

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
(Amounts in thousands except for number of shares and per share data)

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended June 30,
	2019	2020	2021
General and administrative expenses	$1,511	$1,344	$21,090

Loss from operations	(1,511)	(1,344)	(21,090)
Other expense, net	(346)	—
Interest income	—	309	117
Interest expenses	(562)	(90)	—
Foreign exchange ( losses ) gains	(72)	(1,043)	1,532
Share of net income of subsidiaries	$127,752	$81,564	$109,150

Income before income taxes	125,261	79,396	89,709
Income tax expenses	—	—	—

Net income	125,261	79,396	89,709
Other comprehensive income, net of tax of nil
Translation adjustment	(31,341)	(27,996)	96,331

Comprehensive income	$93,920	$51,400	$186,040

CONDENSED STATEMENTS OF CASH FLOWS

	Year ended June 30,
	2019	2020	2021
Cash flows from operating activities:
Net income	$125,261	$79,396	$89,709
Adjustments to reconcile net income to net cash used in operating activities:
Share of net income of subsidiaries	(127,752)	(81,564)	(109,150)
Share-based compensation expenses	238	410	9,724
Accretion of convertible bond	230	57	—
Fair value adjustments of a bifurcated derivative	346	—	—
Change in operating assets and liabilities	(28)	(142)	5,065

Net cash used in operating activities	$(1,705)	$(1,843)	$(4,652)
Cash flows from investing activities:
Loans to subsidiaries	(4,200)	(19,775)	—
Maturity of short-term investments	—	—	11,318

Net cash (used in) provided by investing activities	$(4,200)	$(19,775)	$11,318
Cash flows from financing activities:
Repayment of convertible bond	—	(20,753)	—
Proceeds of loans from subsidiaries	43,538	20,000	—
Payment of dividends	(10,862)	(12,713)	(12,107)

Net cash provided by (used in) financing activities	$32,676	$(13,466)	$(12,107)

Net increase in cash and cash equivalents	$26,771	$(35,084)	$(5,441)

Cash and cash equivalents, beginning of period	21,578	48,349	13,265

Cash and cash equivalents, end of period	$48,349	$13,265	$7,824

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2019, 2020 AND 2021 – continued
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