Form 20-F
period 2022-06-30
Hollysys Automation Technologies, Ltd.
filed 2022-09-22
CIK 1357450

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2022
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
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report (June 30, 2022): 61,962,449 ordinary shares.
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
of the Exchange Act).
Yes  ☐
No  ☒

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
ANNUAL REPORT ON FORM
20-F
FOR THE FISCAL YEAR ENDED JUNE 30, 2022

1

2

		Page
ITEM 18.	FINANCIAL STATEMENTS	115

ITEM 19.	EXHIBITS	115

3

USE OF CERTAIN DEFINED TERMS
Except as otherwise indicated by the context, references in this annual report to:

•
“Hollysys,” “we,” “us,” or “our,” and the “Company,” refer to the combined business of Hollysys Automation Technologies Ltd., a BVI company, and its consolidated subsidiaries, HI, HAP, HAIP, PTHAI, Bond Group, Concord Group, CSHK, GTH, Clear Mind, World Hope, Helitong, Hollysys Group, Hangzhou Hollysys, Hangzhou System, Hollysys Industrial Software, Beijing Hollysys, Hollysys Electronics, Xi’an Hollysys, Hollysys Investment, HollySys Smart Energy, Shandong Lukang, Xuzhou HollySys, Hollysys Intelligent, HollySys System Integration, HollySys Control, HollySys Education, Xiamen HollySys, and Chengdu HollySys Transportation;

•	“HI” refers to Hollysys International Pte. Limited, a Singapore company;

•	“HAP” refers to Hollysys (Asia Pacific) Pte. Limited, a Singapore company;

•	“HAIP” refers to Hollysys Automation India Private Limited, an India Company;

•
“Bond Group” refers to a group of our subsidiaries, including Bond Corporation Pte. Ltd. (“BCPL”), a Singapore company, Bond M&E Pte. Ltd. (“BMSG”), a Singapore Company, Bond M&E Sdn. Bhd. (“BMJB”), a Malaysia company, and Bond M&E (KL) Sdn. Bhd. (“BMKL”), a Malaysia company;

•
“Concord Group” refers to a group of our subsidiaries, including Concord Corporation Pte. Ltd. (“CCPL”), a Singapore company, and CCPL’s subsidiaries, Concord Electrical Sdn. Bhd. (“CESB”), a Malaysia company, Concord Corporation Pte. Ltd., Dubai Branch (“CCPL Dubai”), Concord Electrical Contracting Ltd. (“CECL”), a Qatar company, Concord M Design and Engineering Company Limited. (“CMDE”), a Macau company, and Concord Electrical, Inc. (“CEI”), a Philippines company;

•	“CSHK” refers to Concord Solutions (HK) Limited, a Hong Kong company;

•	“PTHAI” refers to PT Hollysys Automation Indonesia, an Indonesian company;

•	“GTH” refers to Gifted Time Holdings Limited, a BVI company;

•	“Clear Mind” refers to Clear Mind Limited, a BVI company;

•	“World Hope” refers to World Hope Enterprises Limited, a Hong Kong company;

•	“Helitong” refers to Beijing Helitong Science & Technology Exploration Co., Ltd., a PRC company;

•	“Hollysys Group” refers to Hollysys Group Co., Ltd., formerly known as Beijing Hollysys Science & Technology Co., Ltd, a PRC company;

•	“Hangzhou Hollysys” refers to Hangzhou Hollysys Automation Co., Ltd., a PRC company;

•	“Hangzhou System” refers to Hangzhou Hollysys System Engineering Co., Ltd., a PRC company;

•	“Hollysys Industrial Software” refers to Beijing Hollysys Industrial Software Company Ltd., a PRC company;

•	“Beijing Hollysys” refers to Beijing Hollysys Co., Ltd., a PRC company;

•	“Hollysys Electronics” refers to Beijing Hollysys Electronics Technology Co., Ltd., a PRC company;

•	“Xi’an Hollysys” refers to Xi’an Hollysys Co., Ltd., a PRC company;

•	“Hollysys Investment” refers to Hollysys (Beijing) Investment Co., Ltd., a PRC company;

•	“HollySys Smart Energy” refers to HollySys Smart Energy Technology (Beijing) Co., Ltd., a PRC company;

•	“Shandong Lukang” refers to Shandong Lukang Pharmaceutical Engineering Design Co., Ltd., a PRC company;

•	“Xuzhou HollySys” refers to Xuzhou HollySys Valve Technology Co., Ltd., a PRC company;

•	“Hollysys Intelligent” refers to Beijing Hollysys Intelligent Technologies Co., Ltd., a PRC company;

•	“HollySys System Integration” refers to Beijing HollySys System Integration Co., Ltd., a PRC company;

•	“HollySys Control” refers to Beijing HollySys Control Technology Co., Ltd., a PRC company;

•	“HollySys Education” refers to Beijing HollySys Education Technology Co., Ltd, a PRC company;

•	“Xiamen HollySys” refers to Xiamen HollySys Co., Ltd., a PRC company;

•	“Chengdu HollySys Transportation” refers to HollySys Intelligent Transportation Technology (Chengdu) Co., Ltd., a PRC company;

•
“RMB” and “CNY” refer to Renminbi, the legal currency of China; “SGD” and “S$” refer to the Singapore dollar, the legal currency of Singapore; “US dollar,” “$” and “US$” refer to the legal currency of the United States; “MYR” refers to the Malaysian Ringgit, the legal currency of Malaysia; “AED” refers to the United Arab Emirates Dirham, the legal currency of the United Arab Emirates; “HKD” refers to the Hong Kong dollar, the legal currency of Hong Kong; “MOP” refers to the Macau Pataca, the legal currency of Macau; “INR” refers to the Indian Rupee, the legal currency of India; “QAR” refers to the Qatar Riyal, the legal currency of Qatar; “IDR” refers to Indonesia Rupiah, the legal currency of Indonesia, and “PHP” refers to Philippine Peso, the legal currency of Philippines;

•	“BVI” refers to the British Virgin Islands;

•
“China,” “PRC” and “mainland China” refer to the People’s Republic of China, and only in the context of describing PRC rules, laws, regulations, regulatory authority, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes Taiwan, Hong Kong and Macau;

•	“Hong Kong” and “Hong Kong SAR” refer to the Hong Kong Special Administrative Region of China;

•	“Macau” refers to the Macau Special Administrative Region of China;

•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended; and

•	“Securities Act” refers to the Securities Act of 1933, as amended.
In addition, we have listed below certain technical terms we use to describe our business and industry:

•	CTCS-2: Chinese Train Control System Level 2

•	CTCS-3: Chinese Train Control System Level 3

•	TCC: Train Control Center

•	ATP: Automation Train Protection

•	DCS: Distributed Control System

•	DEH: Digital Electro-Hydraulic

•	GW: Gigawatt

•	IIoT: Industrial Internet of Things

•	MW: Megawatt

•	PaaS: Platform as a Service

•	PLC: Programmable Logic Controller

•	SaaS: Software as a Service

•	SCADA: Supervisory Control and Data Acquisition

FORWARD-LOOKING INFORMATION
This annual report contains forward-looking statements and information relating to us that are based on the current beliefs, expectations, assumptions, estimates and projections of our management regarding our company and industry. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. When used in this annual report, the words “may,” “will,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These statements reflect management’s current view of us concerning future events and are subject to certain risks, uncertainties and assumptions, including among many others: our potential inability to achieve similar growth in future periods as we did historically, a decrease in the availability of our raw materials, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to China’s legal system and economic, political and social events in China, the volatility of the securities markets, impacts of the COVID-19 pandemic and other risks and uncertainties which are generally set forth under the heading “Item 3. Key information—D. Risk Factors” and elsewhere in this annual report. Should any of these risks or uncertainties materialize, or should the underlying assumptions about our business and the commercial markets in which we operate prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in this annual report.
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
Implications of Being a Holding Company
Our investors hold securities of Hollysys Automation Technologies Ltd., which is not an operating company but a BVI holding company that conducts operations in China mainly through its Chinese operating subsidiaries and in Southeast Asia and the Middle East mainly through Concord Group and Bond Group. Investors in our company should note that they are purchasing equity securities of a BVI holding company rather than equity securities issued by our operating subsidiaries. Under our current corporate structure, as a BVI holding company, Hollysys Automation Technologies Ltd. may rely on dividend payments from Helitong, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements. Under applicable PRC laws and regulations, our PRC subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to allocate at least 10% of their accumulated profits each year, if any, to fund statutory reserves of up to 50% of the registered capital of the enterprise. Allocations from these statutory surplus reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of its net assets to us in the form of dividends, loans or advances. As an offshore holding company, we will be permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to our subsidiaries in China only through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to our PRC subsidiaries, we will be required to make filings about details of the loans with the State Administration of Foreign Exchange of the PRC (the “SAFE”) in accordance with relevant PRC laws and regulations. Our PRC subsidiaries that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations. Under regulations of the SAFE, Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. Investors in our securities should note that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of Hollysys or its subsidiaries by the PRC government to transfer cash. For the description of how cash is transferred through our organization, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” For related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”
Risks Associated with Operations in China
Our activities are primarily conducted in the PRC through our Chinese operating subsidiaries. These subsidiaries are required to, and have obtained, from PRC authorities all permits or approvals required to engage in our business in China, including the business licenses from local authorities for their operations. While we believe we are currently not required to obtain permissions from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or other entity in China for our operations in China, we cannot assure you that we will not be required to obtain the approval of the CSRC, the CAC or of potentially other regulatory authorities to maintain the listing status of our ordinary shares on the NASDAQ or to conduct offerings of securities in the future. In addition, while we do not have any variable interest entity based in China, we face risks and uncertainties as to whether and how the recent PRC regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would apply to us. The PRC government has also recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies. See “Item 4. Information of the Company—B. Business Overview—Recent Regulatory Development.”
Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings, or approvals for the business operations in the future. If we are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. Furthermore, it is highly uncertain how existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated with respect to the approvals we need for our operations. If we inadvertently conclude that certain approvals are not required, or applicable laws, regulations, or interpretations change, we may be required to obtain approval in the future. We may not be able to obtain required approvals in a timely and cost-effective manner, or at all, which may adversely affect our operations, financial condition and reputation. In addition, the PRC government may intervene in or influence our operations at any time, or may exert more control over our future overseas offerings or foreign investments in us, which could result in a material change in our operations, significantly limit or completely hinder our ability to continue to offer or continue to offer securities to investments, and could cause the value of our securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” for more details.

The Holding Foreign Companies Accountable Act
The Holding Foreign Companies Accountable Act (the “HFCA Act”) was enacted on December 18, 2020. The HFCA Act states that if the auditor of a U.S. listed company’s financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as the NASDAQ, or in U.S. over-the-counter markets. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which if enacted into law would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive “non-inspection” years instead of three. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision.
On September 22, 2021, the PCAOB adopted PCAOB Rule 6100 Board Determinations under the Holding Foreign Companies Accountable Act, which provides a framework for making determinations as to whether PCAOB is unable to inspect an audit firm in a foreign jurisdiction, which the SEC approved on November 5, 2021. On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCA Act. On December 16, 2021, the PCAOB issued its report notifying the SEC of its determination that it is unable to inspect or investigate completely accounting firms headquartered in China or Hong Kong, including our independent registered public accounting firm, Union Power HK CPA Limited.
Based on the HFCA Act, PCAOB Rule 6100 and the implementing rules of the SEC, we expect that we will be identified as a “commission-identified issuer” following the filing of this annual report. Accordingly, if the PCAOB is not able to inspect our auditor, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchange by 2024, or 2023 if the Accelerating Foreign Companies Accountable Act is enacted into law. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. By the end of 2022, the PCAOB is required to assess whether China remains a jurisdiction where the PCAOB is not able to inspect and investigate completely auditors registered with the PCAOB. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board, and as such, our investors are deprived of the benefits of such inspection. In addition, the enactment of the Holding Foreign Companies Accountable Act and the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty and our securities listed on the NASDAQ Global Select Market could be delisted or prohibited from being traded “over-the-counter” if we are unable to meet the PCAOB requirement in time.”
A. [Reserved]
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Summary of Risk Factors
An investment in our capital stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision.

If any of the following risks actually occurs, our business, prospects, financial condition or results of operations could suffer. In that case, the trading price of our capital stock could decline, and you may lose all or part of your investment. Below please find a summary of the principal risks we face, organized under relevant headings. All the legal and operational risks associated with being based in and having operations in the PRC also apply to our operations in Hong Kong and Macau.
Risks Related to our Business
Risks and uncertainties related to our business include, but are not limited to, the following:

•
We commit substantial resources to new product and service development and acquisition opportunities in order to stay competitive and grow our business, and we may fail to offset the increased cost of such investment with a sufficient increase in net sales or margins.

•
Our businesses and financial performance may be affected by changes in the PRC government policies promoting infrastructural development, such as high-speed rail and urban mass transit. Any decrease in public expenditures on, or any change in the public procurement policies or industry standards relating to, such industries may affect our business.

•
Our capital and human resources committed to product and service offerings may not always achieve anticipated results and we may not be able to develop new product and service offerings that meet market demand or successfully introduce new products in a timely manner.

•	Loss of major customers or changes in their orders may have an adverse impact on our business.

•	We do not have long-term purchase commitments from our customers, and we are exposed to potential volatility in our turnover.

•	An increase in our contract backlog may reflect our inability to perform our contracts on a timely basis instead of our ability to expand our business.

•	We may face risks associated with our international operations and expansion, which could result in significant additional costs for our business operations.

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

•
Changes in the economic and political policies of the PRC government could have a material and adverse effect on our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies. For details, see page 24 of this annual report.

•
Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could adversely affect us. For details, see page 24 of this annual report.

•
The PRC government may intervene in or influence our operations at any time, or may exert more control over our future overseas offerings or foreign investments in us, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and could cause the value of our securities to significantly decline or become worthless. For details, see page 25 of this annual report.

•
PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions. For details, see page 25 of this annual report.

•
The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas, or maintenance of the listing status of our ordinary shares could result in a material adverse change in our operations and the value of our ordinary shares. For details, see page 26 of this annual report.

•
The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board, and as such, our investors are deprived of the benefits of such inspection. In addition, the enactment of the Holding Foreign Companies Accountable Act and the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty and our securities listed on the NASDAQ Global Select Market could be delisted or prohibited from being traded “over-the-counter” if we are unable to meet the PCAOB requirement in time. For details, see page 28 of this annual report.

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
We have developed significant customer relationships with several local urban mass transit providers and railway authorities in respect of the high-speed train system in China and other geographies. For example, we currently have major contracts with the MTR Corporation Limited in Hong Kong, and the Land Transport Authority of Singapore. We expect to continue to rely on our current major customers for a portion of our revenue in the future. Moreover, due to the nature of our business, the contract value of a single contract tends to be large. As such, our cash flows may become dependent on those customers’ payment practices and overall public funding policies, including the lengthening of collection times under contracts that have been performed. If our major customers significantly reduce, modify, postpone or cancel their purchase orders with us, we may not be able to get substitute orders with similar terms from other customers in a timely manner or at all. If we are not able to enter into contracts with our major customers on terms favorable to us or at all, our business and financial position may be adversely affected.
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
Our backlog indicates our ability to sell our products and services and increase our revenue, which represents the amount of unrealized revenue to be earned from the contracts that we have won. Backlog is not a standard financial measure that has been defined by generally accepted accounting principles, and may not be indicative of future operating results. The amount of our aggregate backlog is based on the assumption that our relevant contracts will be performed in full in accordance with their terms. The termination or modification of any one or more major contracts may have a substantial and immediate effect on our backlog. We cannot guarantee that the amount estimated in our backlog will be realized in full, in a timely manner, or at all, or that, even if it is realized, such backlog will result in profits as expected. As a result, you should not rely on our backlog information presented in this report as an indicator of our future earnings.

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

•	fluctuations in exchange rates that may increase the volatility of our foreign-based revenue and expenses;

•	potentially adverse tax consequences, including the complexities of foreign value-added tax, goods and services tax and other transactional taxes;

•	reduced or varied protection for intellectual property rights in some countries;

•	difficulties in managing and adapting to differing cultures and customs;

•	difficulties in implementing and maintaining the financial systems and processes needed to enable compliance across multiple offerings, services and jurisdictions;

•	data privacy laws which require that customer data be stored and processed in a designated territory subject to laws different from those of the PRC;

•	new and different sources of competition as well as laws and business practices favoring local competitors and local employees;

•	compliance with anti-bribery laws, including compliance with the Foreign Corrupt Practices Act (the “FCPA”);

•	increased financial accounting and reporting burdens and complexities; and

•	restrictions on the transfer of funds across borders or repatriation of earnings.

In addition, in our international business expansion to Southeast Asia, South Asia and the Middle East, we may not be able to find adequate and qualified local engineers to bid and complete sizable rail transportation orders and industrial automation projects, and because of visa requirements, we may have difficulties relocating adequate engineers from China to various foreign countries and have them stay there long enough to finish the projects, which could have an adverse impact on our international business expansion. With operations in Singapore, Malaysia, Indonesia, India and the Middle East, we are subject to numerous, and sometimes conflicting, legal requirements on matters as diverse as import/export controls, trade restrictions, tariffs, taxation, sanctions, government affairs, anti-corruption, whistle blowing, internal and disclosure control obligations, data protection and privacy and labor relations and regulatory requirements that are specific to our clients’ industries. Non-compliance with these regulations in the conduct of our business could result in fines, penalties, criminal sanctions against us or our officers, disgorgement of profits, prohibitions on doing business and adverse impact on our reputation. Gaps in compliance with these regulations in connection with the performance of our obligations to our clients could also result in exposure to monetary damages, fines and/or criminal prosecution, unfavorable publicity, restrictions on our ability to process information and allegations by our clients that we have not performed our contractual obligations. Many countries also seek to regulate the actions that companies take outside of their respective jurisdictions, subjecting us to multiple and sometimes competing legal frameworks in addition to our home country rules. Due to the varying degree of development of the legal systems of the countries in which we operate and plan to operate, local laws might be insufficient to defend us and preserve our rights. We could also be subjected to risks to our reputation and regulatory action on account of any unethical acts by any of our employees, partners or other related individuals. As a result of these factors, international expansion may be more difficult, take longer and not generate the results we anticipate, which could negatively impact our growth and business.
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
In addition, we may be unable to deliver products or complete projects in accordance with the schedules set forth under the integrated solutions contracts. Our projects and our manufacturing and sales of products could be delayed for a number of reasons, including those relating to market conditions, policies, laws and regulations of the PRC and other relevant jurisdictions, availability of funding, transportation, disputes with business partners and subcontractors, technology and raw materials suppliers, employees, local governments, natural disasters, epidemics (such as COVID-19), power and other energy supplies, and availability of technical or human resources.
We cannot guarantee that we will not encounter cost overruns or delays in our current and future delivery of products and the completion of projects. If such cost overruns or delays were to occur, our costs could exceed our budget, and our profits on the relevant contracts may be adversely affected.
Our products may contain design or manufacturing defects that could result in product liability claims and cause us to suffer losses, and such defects could adversely affect demand for our products and services.
Our products are very complex, integrated systems, often with elements designed specifically for the particular situation of a customer. These products may have dormant design or manufacturing issues or defects that are not detected until they are put into actual use. Also, we manufacture spare parts for maintenance and replacement purposes after the completion of integrated solutions contracts. While there have been no significant issues or defects identified as of the date of this annual report, any issues or defects in the design, manufacture and spare parts we provide may result in returns, claims, delayed shipments to customers or reduced or cancelled customer orders and other forms of damages asserted against us. A product issue or defect or negative publicity concerning defective products or services of ours could adversely affect our results of operations, reputation, customer satisfaction and market share.

Moreover, we are active in the conventional and nuclear power generation and railway control systems sectors. Each of these sectors poses a substantially higher risk of liability in the event of a system failure than is present in the industrial process controls markets in which we have traditionally competed. In certain jurisdictions that impose strict liability on product defects, we could be held liable for injuries or accidents involving our products even if the defects are not caused by us. We may be held liable for any damages or losses incurred in connection with or arising from defective products manufactured or designed by us, and if the damages or losses are severe, we may also be subject to administrative penalties imposed by the government. If our products or services are proven to be defective and have caused personal injury, property damage or other losses to rail passengers, we may be held responsible under liability claims under the laws of the PRC or other jurisdictions in which our products or services are sold, used or provided. We may need to devote substantial funds and other financial and administrative resources to rectifying or preventing potential product liability incidents, which could adversely affect our working capital, cash flow and results of operation.
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
Our major requirements for raw materials include bare printed circuit boards, electronic components, chips, cabinets and cables. Although we believe the sources of supply for these raw materials and components are generally adequate, any shortages or price increases could lead to higher costs of sales in the future. Our inability to pass on all or any raw material price increases to our customers or suppliers or offset the price fluctuations through commodity hedges could adversely affect our business, financial condition and results of operations.
Moreover, we procure our major raw materials, bare printed circuit boards, from suppliers based on our requirements and design considerations. Our suppliers may not be able to scale production or adjust the delivery of products during times of volatile demand. In addition, we cannot guarantee that our suppliers have developed adequate and effective quality control systems. Our vendors’ inability to meet our volume requirements or quality standards may materially and adversely affect our brand and reputation, as well as our business, financial condition and results of operations.
We may experience material disruptions to our productions and business operations.
We primarily manufacture the hardware of our products in Beijing and Hangzhou facilities and on certain occasions outsource the production to third-party manufacturers. These facilities may be affected by natural or man-made disasters and other external events, including but not limited to fire, natural disasters, epidemics (such as COVID-19), weather, manufacturing problems, diseases, strikes, transportation interruption, government regulation, supply chain disruption or terrorism. Any such disruptions or facility downtime could prevent us from meeting customer demand for our product and require us to make unexpected capital expenditures. In such circumstances, we may not be able to find new leases on terms acceptable to us, or at all. Any of these disruptions may force us to cease operations, shift production to other third-party manufacturers or cease certain parts of our business operations, which could incur substantial costs or take a significant time to re-start production or operations, each of which may adversely impact our business and results of operations.

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
The PRC Cyber Security Law, which took effect in June 2017, created China’s first national-level data protection regime for “network operators,” which may include all organizations in China that provide services over the internet or another information network. Specifically, the Cyber Security Law provides that China adopts a multi-level protection scheme, under which network operators are required to perform obligations of security protection to ensure that the network is free from interference, disruption or unauthorized access, and to prevent network data from being disclosed, stolen or tampered.
In addition, the PRC Data Security Law was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021. The Data Security Law establishes a tiered system for data protection in terms of their importance, data categorized as “important data,” which will be determined by governmental authorities in the form of catalogs, are required to be treated with a higher level of protection. Specifically, the Data Security Law provides that operators processing “important data” are required to appoint a “data security officer” and a “management department” to take charge of data security. In addition, such an operator is required to evaluate the risk of its data activities periodically and file assessment reports with relevant regulatory authorities.
Numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of, or in addition to, the Cyber Security Law and Data Security Law. For example, Regulations on the Security Protection of Critical Information Infrastructure (the “CII Protection Regulations”) was promulgated by the State Council of the PRC on July 30, 2021 and became effective on September 1, 2021. According to the CII Protection Regulations, critical information infrastructure (the “CII”) refers to any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservancy, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in the case of damage, function loss or data leakage. Regulators supervising specific industries are required to formulate detailed guidance to recognize the CII in the respective sectors, and a critical information infrastructure operator, or a CIIO, must take the responsibility to protect the CII’s security by performing certain prescribed obligations. For example, CIIOs are required to conduct network security test and risk assessment, report the assessment results to relevant regulatory authorities, and timely rectify the issues identified at least once a year.

Additionally, in November 2021, the CAC issued the Cyber Data Security Administration Regulations (Draft for Comments), which, among other things, stipulates that a data processor that processes “important data” or listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the relevant municipal counterpart of the CAC before January 31 of the following year. As of the date of this annual report, such administration regulations have not been adopted. In January 2022, the CAC and several other administrations also jointly promulgated the amended Cybersecurity Review Measures (the “Cybersecurity Review Measures”), which became effective on February 15, 2022, and superseded and replaced the current cybersecurity review measures that became effective in June 2020. Pursuant to the Cybersecurity Review Measures, a CIIO that purchases network products and services, or conducts data process activities, which affect or may affect national security will be subject to the cybersecurity review. The Cybersecurity Review Measures also expands the cybersecurity review to “internet platform operators” in possession of personal information of over one million users if such operators intend to list their securities in a foreign country. See “—Risks Related to Doing Business in China—The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas or maintenance of the listing status of our ordinary shares could result in a material adverse change in our operations and the value of our ordinary shares.” Alternatively, relevant governmental authorities in the PRC may initiate a cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security.
Furthermore, the Opinions on Strictly Cracking Down on Illegal Securities Activities requires (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. The Personal Information Protection Law, which was promulgated by the Standing Committee of the National People’s Congress on August 20, 2021 and took effect on November 1, 2021, integrates the various rules with respect to personal information rights and privacy protection and applies to the processing of personal information within mainland China as well as certain personal information processing activities outside mainland China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China. We may have access to confidential or personal information in certain of our businesses. Although we endeavor to comply with our privacy policies and other documentation regarding the protection of personal information, we may at times fail to do so or may be perceived to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees or contractors fail to comply with these policies and documentation.
Since the Cyber Security Law, Data Security Law and relevant regulations are relatively new, uncertainties still exist in relation to their interpretation and implementation. Any change in laws and regulations relating to privacy, data protection and information security and any enhanced and scrutinized governmental enforcement action of such laws and regulations could greatly increase our cost in providing our products and services, limit their use or adoption or require certain changes to be made to our operations. We cannot assure you that we will be compliant with the laws and regulations described above in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other government sanctions, which may materially and adversely affect our business, financial condition, and results of operations.
Specifically, given the uncertainties surrounding the interpretation and implementation of the Cyber Security Law, Data Security Law and relevant regulations, we cannot rule out the possibility that we, or certain of our customers or suppliers may be deemed as a CIIO, or an operator processing “important data.” First, if we are deemed as a CIIO, our purchase of network products or services, if deemed to be affecting or may affect national security, will need to be subject to cybersecurity review, before we can enter into agreements with relevant customers or suppliers, and before the conclusion of such procedure, these customers will not be allowed to use our products or services, and we are not allowed to purchase products or services from our suppliers. There can be no assurance that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to follow such procedures. Any failure or delay in the completion of the cybersecurity review procedures may prevent us from using certain network products and services, and may result in fines of up to ten times the purchase price of such network products and services being imposed upon us, if we are deemed a CIIO using network products or services without having completed the required cybersecurity review procedures. If the reviewing authority is of the view that the use of such network products or services by us, or by certain of our customers or suppliers, involves risk of disruption, is vulnerable to external attacks, or may negatively affect, compromise, or weaken the protection of national security, we may not be able to provide such products or services to relevant customers, or purchase products or services from relevant suppliers. This could have a material adverse effect on our results of operations and business prospects. Second, the notion of “important data” is not clearly defined by the Cyber Security Law or the Data Security Law. In order to comply with the statutory requirements, we will need to determine whether we possess important data, monitor the important data catalogs that are expected to be published by local governments and departments, perform risk assessments and ensure we are complying with reporting obligations to applicable regulators. We may also be required to disclose to regulators business-sensitive or network security-sensitive details regarding our processing of important data, and may need to pass the government security review or obtain government approval in order to share important data with offshore recipients, which can include foreign licensors, or share data stored in China with judicial and law enforcement authorities outside of China. If judicial and law enforcement authorities outside China require us to provide data stored in China, and we are not able to pass any required government security review or obtain any required government approval to do so, we may not be able to meet the foreign authorities’ requirements. The potential conflicts in legal obligations could have an adverse impact on our operations in and outside of China.

Our goodwill is subject to impairment review and any goodwill impairment may negatively affect our reported results.
Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. Our outstanding goodwill as of June 30, 2022 was related to the acquisition of Hollysys Industrial Software in July 2017, Shandong Lukang in August 2019 and Hollysys Intelligent in August 2021. Based on our quantitative assessment for Hollysys Intelligent and qualitative assessment for Hollysys Industrial Software and Shandong Lukang, the goodwill was not impaired as at June 30, 2022.
However, there are uncertainties surrounding the amount and timing of future expected cash flows for Hollysys Industrial Software, Shandong Lukang and Hollysys Intelligent. In the future, if actual future cash flows being less than forecasted or delays in the timing of when those cash flows are expected to be realized, goodwill impairment might be triggered. Further, the timing of when actual future cash flows are received could differ from our estimates, which are based on historical trends and do not factor in unexpected delays in project commencement or execution.
In addition, we might make acquisitions and execute other forms of business combination, which would record goodwill, from to time in the future.
We may experience delays or defaults in payment of accounts receivables or in release of retention by our customers, which may adversely affect our cash flow and working capital, financial condition and results of operations.
In line with the industry practice, we typically have a long receivable collection cycle. We have in the past faced, and may face in the future, the risk that customers may delay their settlement with us or delay or fail to pay us as scheduled especially due to the impact of COVID-19 or financial distress of our customers. Furthermore, defaults in payments to us on projects for which we have already incurred significant costs and expenses can materially and adversely affect our results of operations and reduce our financial resources that would otherwise be available to fund other projects. We cannot assure you that payments from customers will be made in a timely manner or at all, or that delays or defaults in payments will not adversely affect our financial condition and results of operations.
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
We operate in a very competitive environment. Our principal offering is a comprehensive suite of automation systems for a wide spectrum of industrial market clientele, ranging from power, chemical, petrochemical, to nuclear, metallurgy, building materials, food-beverage, pharmaceutical and other industries. Many of our competitors are better established and more experienced than we are, have longer operating history than we do, have substantially greater financial resources, operate in more international markets, and are substantially more diversified than we are. As a result, they are in a stronger position to compete effectively with us.
Multi-national companies including Honeywell (US), ABB (Sweden), Siemens (Germany), Emerson (US), Yokogawa (Japan) and Hitachi (Japan) account for the majority of the global automation market share. In domestic market, except the multi-national companies, our main local competitor is Supon. These large competitors are also in a better position than we are to weather any extended weaknesses in the market for automation and control systems.

Additionally, if major competitors increase their investments in the China or our targeted overseas markets or collaborate with our existing competitors, we may face even more intense competition. We may not be able to compete successfully with existing industry leaders in new business areas into which we intend to expand. This may in turn affect our business, operating results and financial condition. Other emerging companies or companies in related industries may also increase their participation in our market, which would add to the competitive pressures that we face.
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
We believe that competition for experienced personnel in the areas of industrial automation, rail transportation and mechanical and electrical solutions is intense. Competition for such qualified personnel could lead to higher emoluments and other compensations in order to attract and retain such personnel and an increase in our operating costs. If we are not able to retain the members of our senior management or engineering staff required to achieve our business objectives, this may materially and adversely affect our business operations and our prospects.
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
We operate in a cyclical industry that is sensitive to general economic conditions in the PRC and abroad. Rapid growth in the PRC economy and urban population could lead to an increased demand for high-speed railway, urban transportation and power plants, which could in turn foster demand for control system products and services in high-speed rail transportation, urban mass transit and power sectors. Changes in market supply and demand could also have a substantial effect on our product prices, business, revenue and financial condition. Macroeconomic conditions (such as the government’s announcement of economic stimulus policies to encourage the construction of public infrastructure or the termination of such policies), supply and demand imbalances and other factors beyond our control, including import and export policies, value-added tax and export taxes could have a major impact on our market share, and the demand for and prices of our products. Increased demand for rail transportation and increased operating margins may result in a larger amount of new investments in the relevant industries and increased production in the overall industry, which may cause supply to exceed the demand and lead to a period of lower prices. This cycle of rising and falling demand may repeat itself. Any of these cyclical factors may adversely impact our business, financial condition and results of operations and prospects.

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
Our business primarily relies on a combination of copyright, patent, trademark and other intellectual property laws, nondisclosure agreements and other protective measures to protect our proprietary rights. As of June 30, 2022, we held 409 software copyrights, 419 authorized patents, 261 patent applications and 58 registered trademarks.
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
Our intellectual property may become obsolete and may not be able to protect us from the competition.
The markets in which our businesses operate may experience rapid and significant changes due to the introduction of innovative and disruptive technologies. Our operating results depend to a significant extent on our ability to maintain our technological leadership, anticipate and adapt to changes in our markets and to optimize our cost base accordingly. Introducing new products and technologies requires a significant commitment to research and development, which in return requires an expenditure of considerable financial resources that may not always result in success. Our results of operations may suffer if we invest in technologies that may not be used or integrated as expected, or are not accepted in the marketplace, or if our products, solutions or systems are not introduced to the market in a timely manner, particularly compared to our competitors, or become obsolete. Our patents and other intellectual property may not prevent competitors from independently developing or selling products and services that are similar to or duplicate our products and services.

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

•
integration challenges related to implementing or improving internal controls, procedures and/or policies at a business that prior to the acquisition lacked the same level of controls, procedures and/or policies;

•	incurring additional debts which could reduce our available funds for operations and other purposes as a result of increased debt repayment obligations;

•	inability to retain employees;

•	the assumption of certain known and unknown liabilities of the acquired business;

•	loss of customers; and

•	disruption of our ongoing business and diversion of resources and management attention from existing businesses and strategic matters.
We may not be able to consummate acquisitions or dispositions on favorable terms or at all. Our ability to consummate acquisitions will be limited by our ability to identify appropriate acquisition candidates, to negotiate acceptable terms for purchase and our access to financial resources, including available cash and borrowing capacity. In addition, we cannot assure you that we will be able to effectively integrate businesses we acquire or that any acquisitions will generate long-term benefits for us. Any failure to effectively integrate or benefit from acquisitions we make may have material adverse effects on our business, financial condition, operating results and future prospects.
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

Recently there have been changes in international trade policies and rising political tensions, particularly between the U.S. and China, but also as a result of the war in Ukraine and sanctions on Russia. For instance, the U.S. government has in the past imposed, additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing additional, new, or higher tariffs on certain products imported from the United States. Although the United States and China entered into the Economic and Trade Agreement between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020, it is uncertain whether there will be any further material changes to tariff policies. There have also been concerns about the relationships among China and other Asian countries and the relationship between the United States and certain Asian countries, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes. Any further escalation in geopolitical tensions or a trade war, or news and rumors of any escalation, could have a material and adverse effect on our business, results of operations, and/or the trading prices of our securities. Specifically, the current and future actions or escalations by either the United States or China that affect trade relations may cause or contribute to further slowdowns in Chinese economic growth, the depreciation of the RMB and global economic turmoil, which has the potential to adversely impact our supply chain for our products and potentially have a material adverse effect on our business and results of operations, and we cannot provide any assurance as to whether such actions will occur or the form that they may take.
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
We were made aware of a shareholders dispute regarding ownership of Ace Lead Profits Limited, one of our shareholders, reporting to own 4,144,223 ordinary shares of our company, which represents 6.69% of our total outstanding shares as of September 2, 2022. Ace Lead Profits Limited is wholly owned and controlled by Mr. Baiqing Shao, and Mr. Baiqing Shao was reported to be deemed to be a beneficial owner of the shares held by Ace Lead Profits Limited.
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
Our board of directors has received notice from Hollysys Committee on Trust Interests (the “Committee”) that a legal action has been commenced in the Hong Kong High Court against Mr. Shao and Ace Lead on March 9, 2021 disputing the beneficial ownership of the Company’s shares held by Ace Lead and the beneficial ownership of the shares of Ace Lead held by Mr. Shao (the “Legal Action”), and the Hong Kong High Court will hold a hearing on jurisdiction dispute on October 19, 2022. We cannot predict the outcome of the Legal Action, and the ongoing litigation proceedings in connection with the ownership of Ace Lead may cause us or our management, including Dr. Wang, to incur significant time, resources and cost or divert their attention from our business, which could have a negative impact on our business, results of operations, and growth prospects.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.
We are subject to reporting obligations under U.S. securities laws. Under these laws, we are required to include in our annual report on Form 20-F a management report on our internal control over financial reporting containing management’s assessment of the effectiveness of our internal control over financial reporting. In addition, under the U.S. securities laws, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.
As reported in this annual report on Form 20-F, our management has concluded that our internal control over financial reporting was effective as of June 30, 2022, and our independent registered public accounting firm has issued an attestation report regarding the effectiveness of our internal control over financial reporting as of June 30, 2022. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ordinary shares. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with these and other requirements of the U.S. securities laws.
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
We are subject to the FCPA, a U.S. federal law which prohibits improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute, for the purpose of obtaining or retaining business. We have operations, agreements with third parties, and substantially all of our sales outside of the United States, mostly in China, but also in Southeast Asia and the Middle East. The PRC and other governments in the markets in which we operate also strictly prohibit bribery of government officials. Our activities in China, in particular, create the risk of unauthorized payments or offers of payments by our employees, consultants, sales agents, or distributors, as they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and our employees, consultants, sales agents, or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA, Chinese anti-corruption laws and other applicable anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the U.S. government may seek to hold us liable for successor liability FCPA violations committed by companies in which we invest or which we acquire.

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
With operations in China and other countries worldwide, we are subject to numerous risks outside of our control, including risks arising from natural disasters, such as fires, earthquakes, hurricanes, floods, tornadoes, unusual weather conditions, epidemics (including COVID-19 pandemic) and other global health emergencies, supply chain disruption, terrorist acts or disruptive global political events, or similar disruptions that could materially adversely affect business and financial performance.
Any public health emergencies, including a real or potential global pandemic such as those caused by the avian flu, SARS, Ebola, coronavirus, or even a particularly virulent flu, could decrease demand for our products and services. The outbreak of COVID-19, which has been declared by the World Health Organization to be a “pandemic,” has spread across many countries and is impacting worldwide economic activity. A public health epidemic, including COVID-19, poses the risk that we or our employees, suppliers, consumers, and other business partners may be prevented from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities. Given the interconnectivity of the global supply chain and global economy, and the possible rate of future global transmission, the impact of COVID-19 may extend beyond the areas which are currently known to be impacted. While we have seen gradual recovery of our overall business as well as the supply chain, customer bidding, project execution and cash collection resulting from improving health statistics in China since March 2020, the potential downturn brought by and the duration of the COVID-19 pandemic may be difficult to assess or predict, and any associated negative impact on our business in China and overseas will depend on many factors beyond our control. Major factors include the extent of resurgences of the disease and its variants, vaccine distribution and other actions taken to contain the impact of COVID-19. The measures taken by the governments of countries affected could disrupt the demand from our customers, our sales efforts, the delivery of our products and services, reduce our customers’ ability to pay and adversely impact our oversea business, financial condition and results, or results of operations.
Our business is subject to risks associated with political, economic, financial or other conditions or developments in various jurisdictions, including the United States.
We sell our products to various overseas jurisdictions. Our activities may be impacted by any increase in the use of export control restrictions and sanctions to target certain countries and companies, any expansion of the extraterritorial jurisdiction of export control laws, or a complete or partial ban on technology products sales to certain companies could impact not only our ability to continue supplying products to certain customers or source products from certain suppliers. While we take precautions to prevent our products or services to be provided or sourced in violation of these laws, we cannot guarantee that the precautions we take will always be effective to ensure continued compliance with these laws and regulations, including if purchasers of our products bring our products and services into sanctioned countries without our knowledge, or there is a further tightening of export control measures on our customers or supplies. For example, any violations of sanctions or export control laws in the United States can result in significant fines or penalties, including criminal penalties for willful conduct. Risks of cross-border sales, including those related to export and import control, economic sanctions and international trade, could negatively affect our business and financial status and therefore the market value of your investment.
Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to comply with the laws and regulations on environmental, social and governance matters may subject us to penalties and adversely affect our business, financial condition and results of operations.

The PRC government and public advocacy groups have been increasingly focused on environment, social and governance, or ESG, issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ordinary shares could be materially and adversely effected.
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
Although China is committed to expanding its energy production with nuclear power and building a high-speed railway network, both these industries experienced setbacks due to higher than expected accidents, such as the meltdown at the Fukushima Daiichi nuclear power plant in Japan following an earthquake and tsunami in 2011 and a fatal high-speed railway accident near Wenzhou, China in 2011. Moreover, future accidents in these two sectors could adversely affect these sectors and our business. The PRC has been one of the world’s fastest growing economies as measured by GDP in recent years. However, economic activity in the PRC has slowed down recently and it may not return to the levels of previous years. In an effort to support the growth of the Chinese economy, the PRC government has implemented and may continue to implement various monetary and other economic measures to expand investments in infrastructure projects, increase liquidity in the credit markets and encourage employment. However, there is no assurance that these monetary and economic measures will succeed. If the Chinese economy continues to experience a slowdown or experiences a recession, there may be a delay or reduction in, or cancellation of, projects available to us and demand for the services and products we provide in our various business segments may grow at a lower-than-expected rate or otherwise decrease. We cannot assure you that we will be able to make timely adjustments to our business and operational strategies so as to capture and benefit from the potential business opportunities presented to us as a result of the changes in the economic and other policies of the PRC government. The PRC government will continue to make adjustments to its economic policy objectives and measures in the future, which may include or result in a significant reduction in its budget for investments in infrastructure and other projects. This could have an adverse effect on our business and operations. Moreover, unfavorable financing and other economic conditions for the industries that we serve could negatively impact our customers and their ability or willingness to fund capital expenditures in the future or pay for past services.
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
The PRC government may intervene in or influence our operations at any time, or may exert more control over our future overseas offerings or foreign investments in us, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and could cause the value of our securities to significantly decline or become worthless.
Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations at any time. The PRC government has published new policies that significantly affected certain industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could require us to seek permission from PRC authorities to continue to operate our business, which may adversely affect our business, financial condition and results of operations.
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
On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce (“MOFCOM”), the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation (the “SAT”), the State Administration for Industry and Commerce (now known as State Administration for Market Regulation), the China Securities Regulatory Commission, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009 by MOFCOM. The M&A Rules, and other adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. In addition, in 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, effective 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “
de facto
control” of domestic enterprises with “national security” concerns.

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
The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas or maintenance of the listing status of our ordinary shares could result in a material adverse change in our operations and the value of our ordinary shares.
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
Furthermore, the Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” Such opinions further provided that the special provisions of the State Council on overseas offerings and listings by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified. As of the date of this annual report, no official national guidance and related implementation rules have been issued in relation to these recently issued opinions and the interpretation and implementation of these opinions remain unclear at this stage. In addition, new rules or regulations promulgated in the future could impose additional requirements on us.

Additionally, the amended Cybersecurity Review Measures, or Cybersecurity Review Measures, was promulgated by the CAC and several other administrations in January 2020 and became effective on February 15, 2022. According to the Cybersecurity Review Measures, an “internet platform operator” who has personal information of more than one million users and is seeking to list its securities in a foreign country, must apply to the relevant cybersecurity review office for a cybersecurity review. Given the current nature of our business in China, we do not believe we are an “internet platform operator” who has personal information of more than one million users and is required to file for a cybersecurity review pursuant to the Cybersecurity Review Measures. However, we cannot guarantee that the relevant PRC regulatory agency will take a view that is not contrary to or otherwise from the opinion stated above. If the CSRC or other relevant PRC regulatory agencies subsequently determine that prior approval is required for any of our future offerings of securities overseas or to maintain the listing status of our ordinary shares, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our ordinary shares. If we proceed with any of such offering or maintain the listing status of our ordinary shares without obtaining the approval of the relevant PRC regulatory agency, to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above-referenced opinions, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from the offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our ordinary shares.
On December 24, 2021, the CSRC issued two draft regulations relating to overseas listing, namely the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments). These draft regulations stipulate that PRC domestic companies that seek to offer and list securities in overseas markets directly or indirectly shall fulfill the filing procedures with and report relevant information to the CSRC. Pursuant to these draft regulations, if the issuer meets the following conditions, its offering and listing will be determined as an “indirect overseas offering and listing by a PRC domestic company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. In a Q&A released on its official website, the respondent CSRC official indicated that the CSRC will start applying the filing requirements to new offerings and listings. New initial public offerings and refinancing by existing overseas listed Chinese companies will be required to go through the filing process. As for the other filings for the existing companies, the regulator will grant adequate transition period to complete their filing procedures. On April 2, 2022, the CSRC published the Provisions on Strengthening the Management of Confidentiality and Archives Related to the draft Overseas Issuance of Securities and Overseas Listing by Domestic Companies (Draft for Public Comments), or the Draft Confidentiality and Archives Management Provisions relating to Overseas Listing, for public comments. In the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services hereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests. Where a domestic company provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses through its overseas listing entity, any document or material involving any state secret or any work secret of organs and organizations, it shall report to the competent authority for approval in accordance with the law, and submit to the secrecy administration department for filing. Domestic companies shall not provide accounting records to an overseas accounting firm that has not performed the corresponding procedures. Securities companies and securities service organizations shall comply with the confidentiality and archive management requirements, and keep the documents and materials properly. Securities companies and securities service institutions that provide domestic enterprises with relevant securities services for overseas issuance and listing of securities shall keep such archives they compile within the territory of the PRC and shall not transfer such archives to overseas institutions or individuals, by any means such as carriage, shipment or information technology, without the approval of the relevant competent authorities. If the archives or duplicates of such archives are of important value to the state and society and needed to be taken abroad, approval shall be obtained in accordance with relevant provisions. As advised by our PRC legal counsel, the period for public comment on these draft regulations has ended and their provisions and anticipated adoption or effective date are subject to changes and thus their interpretation and implementation remain substantially uncertain. It also remains unclear on whether a US-listed company, like us, is subject to the CSRC filing procedures, to maintain the listing of its securities in a foreign country. As of the date of this annual report, we cannot predict the impact of these regulations on maintaining the listing status of our ordinary shares and/or other securities, or any of our future offerings of securities overseas in a foreign country.

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
The registered public accounting firm that issues the audit report included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.
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
The inability of the PCAOB to conduct full inspections of auditors in mainland China and Hong Kong makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures and quality control procedures as compared to auditors who primarily work in jurisdictions where the PCAOB has full inspection access. In addition, the SEC may initiate proceedings against our independent registered public accounting firm, whether in connection with an audit of our company or China-based companies, which could result in the imposition of penalties against our independent registered public accounting firm, such as suspension of its ability to practice before the SEC. All of these could cause our investors and potential investors in our ordinary shares and other securities to lose confidence in our audit procedures, reported financial information and the quality of our financial statements.
In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC, and the PRC Ministry of Finance, which established a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC. The PCAOB continued to discuss with the CSRC and the PRC Ministry of Finance on joint inspections in the PRC of PCAOB-registered audit firms that provide auditing services to Chinese companies that trade on U.S. stock exchanges. In December 2018, the SEC and the PCAOB issued a joint statement on regulatory access to audit and other information internationally that cites the ongoing challenges faced by them in overseeing the financial reporting of companies listed in the United States with operations in China, the absence of satisfactory progress in discussions on these issues with Chinese authorities and the potential for remedial action if significant information barriers persist. In April 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risks of insufficient disclosures from companies in many emerging markets, including China, compared to those from U.S. domestic companies. In discussing the specific issues related to these risks, the statement again highlighted the PCAOB’s inability to inspect audit work and practices of accounting firms in China with respect to U.S. reporting companies.

In recent years, U.S. regulators have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of increased regulatory focus in the United States on access to audit information, the United States enacted the Holding Foreign Companies Accountable Act (the “HFCA Act”) in December 2020. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures in their SEC filings. In addition, if the auditor of a U.S. listed company’s financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as the NASDAQ, or in U.S. over-the-counter markets. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which if enacted into law would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive “non-inspection” years instead of three. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then our ordinary shares could be prohibited from trading in the United States as early as 2023.
On September 22, 2021, the PCAOB adopted PCAOB Rule 6100 Board Determinations under the Holding Foreign Companies Accountable Act, which provides a framework for making determinations as to whether PCAOB is unable to inspect an audit firm in a foreign jurisdiction, which the SEC approved on November 5, 2021. On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCA Act. On December 16, 2021, the PCAOB issued its report notifying the SEC of its determination that it is unable to inspect or investigate completely accounting firms headquartered in China or Hong Kong, including our independent registered public accounting firm, Union Power HK CPA Limited. In March 2022, the SEC began identifying “commission-identified issuers” that are not in compliance with the accounting-related procedures of the HFCA Act and could be subject to potential delisting from U.S. exchanges over time. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. By the end of 2022, the PCAOB is required to assess whether China remains a jurisdiction where the PCAOB is not able to inspect and investigate completely auditors registered with the PCAOB. There is no assurance that the PCAOB will be able to complete such inspections and investigations in mainland China and Hong Kong and reassess its determination in a timely and adequate manner or at all. Notwithstanding the foregoing, if, in the future, we have been identified by the SEC for three consecutive years (or two consecutive years if the Accelerating Holding Foreign Companies Accountable Act is signed into law) as a “commission-identified issuer” whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our ordinary shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States by 2024 (or 2023 if the Accelerating Foreign Companies Accountable Act is signed into law). The potential delisting would substantially impair your ability to sell or purchase our ordinary shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ordinary shares. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. If our ordinary shares are delisted from the U.S. exchange and are prohibited from trading in the over-the-counter market in the U.S., there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our ordinary shares will develop outside of the U.S.
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

Pursuant to the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles promulgated by SAFE, on July 4, 2014, or SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC citizens residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted restricted shares or share options, by us may follow the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or SAFE Circular 7, issued by SAFE in February 2012, to apply for the foreign exchange registration. According to the SAFE Circular 7, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, are required to register with SAFE through a domestic qualified agent, which may be a PRC subsidiary of the overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under the relevant equity incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital to our wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises’ ability to distribute dividends to us. We also face regulatory uncertainties under PRC law that could restrict our ability or the ability of our overseas listed subsidiaries to adopt additional equity incentive plans for our directors and employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions.
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
The PRC government imposes control on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.
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
The PRC’s Labor Contract Law contains specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the Labor Contract Law, an employer is obliged to sign an unfixed-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unfixed term, with certain exceptions. The employer must pay economic compensation to an employee when a labor contract is terminated or expires in accordance with the Labor Contract Law, except for certain situations which are specifically regulated. In addition, the government has issued various labor-related regulations to further protect the rights of employees. According to such laws and regulations, employees are entitled to annual leave ranging from five to 15 days and are able to be compensated for any untaken annual leave days in the amount of three times their daily salary, subject to certain exceptions. In the event that we decide to change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a manner that we believe to be cost-effective. In addition, as the interpretation and implementation of these new regulations are still evolving, our employment practices may not be at all times deemed in compliance with the new regulations. We could be subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, as a result of which our business and financial conditions may be adversely affected.

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
Hollysys Automation Technologies Ltd. is a holding company incorporated in the BVI. We generally rely on our subsidiaries in China to provide us with cash flow and to meet our other obligations. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. The inability of our subsidiaries to distribute dividends or other payments to us could restrict our ability to satisfy our liquidity requirements.
We may be treated as a resident enterprise for PRC tax purposes under the Enterprise Income Tax Law, which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.
Under the Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “
de facto
management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “
De facto
management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of
De Facto
Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “
de facto
management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “
de facto
management bodies” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such a case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. On July 27, 2011, the SAT issued Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, amended on April 14, 2015 and partially replaced by Announcement of State Administration of Taxation on Matters Relating to Chinese Tax Resident Identity Certificates, which became effective on October 1, 2016, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarifies certain issues related to determining PRC resident enterprise status and post-determination administration. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the competent tax authorities from an offshore incorporated PRC resident enterprise, the payer should not withhold tax when paying PRC-sourced dividends, interest and royalties to the offshore incorporated PRC resident enterprise. On January 29, 2014, the SAT further issued Announcement on Determination of Resident Enterprises under
De Facto
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
According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment or a place of business in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, factors to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise directly or indirectly derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China, directly or indirectly; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of the existence of the business model and organizational structure; the foreign income tax liabilities arising from the indirect transfer of PRC taxable assets; the replicability of the transaction by direct transfer of PRC taxable assets; and the applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where the shares are acquired from a transaction through a public stock exchange.

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
We benefit from tax incentives and receive government grants. As of the date of this annual report, Beijing Hollysys, Hangzhou Hollysys and Hollysys Industrial Software are recognized as high and new technology enterprises (the “HNTEs”) by the PRC government, which entitle each of them to a reduced income tax rate of 15% (compared to the statutory income tax rate of 25%). The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in the PRC. In order to maintain such qualifications and the preferential tax rates, these subsidiaries must submit a review application to relevant agencies. The HNTE qualification of these subsidiaries will expire in July 2023, November 2023 and October 2022, respectively. However, we cannot assure you that any of our subsidiaries that currently qualify as HNTEs will continue to qualify for such status in the future. If those subsidiaries fail to maintain their HNTE qualifications or renew these qualifications when the relevant term expires, their applicable income tax rates would increase to 25%, which could have a material adverse effect on our financial condition and results of operations. Moreover, the PRC government could eliminate any of these preferential tax treatments before their scheduled expiration.
In addition, we received VAT refunds and government subsidies of approximately $27.4 million in the fiscal year ended June 30, 2022. The state tax bureaus in China provide refunds out of the value added tax, which we refer to as VAT, which they collect in order to encourage the research and development efforts made by certain qualified enterprises. The local governments in China also provide financial subsidies to encourage research and development efforts made by certain qualified enterprises. Some of our PRC subsidiaries have received such refunds and subsidies. The amounts of and conditions attached to these grants were determined at the sole discretion of the relevant governmental authorities. We cannot assure you that these PRC subsidiaries will be eligible to continue to receive these government grants or that the amount of any such grants will not be reduced in the future, and even if they continue to be eligible to receive these grants, we cannot guarantee that any conditions attached to the grants will be as favorable to us as they have historically been.
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
The market price of our ordinary shares has been volatile, and this volatility may continue. The closing price of our ordinary shares on the NASDAQ Global Select Market in the fiscal year 2022 ranged from a high of $21.02 to a low of $11.88. Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly. These factors include, among others:

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
Securities class action litigation is often instituted against companies following periods of volatility in their share price. This type of litigation could result in substantial costs to us and divert our management’s attention and resources. Moreover, securities markets may from time to time experience significant price and volume fluctuations for reasons unrelated to the operating performance of particular companies. Market fluctuations may adversely affect the prices of our ordinary shares and other interests in our company at a time when you want to sell your investment in us.
Share prices of companies with business operations primarily in China have fluctuated widely in recent years, and the trading prices of our ordinary shares are likely to be volatile, which could result in substantial losses to investors.
The performance and fluctuation of the market prices of other China-based, U.S.-listed companies may affect the volatility in the price of and trading volume for our ordinary shares. In recent years, a number of PRC-based companies have experienced significant volatility, including significant price declines, following their initial public offerings. The trading performances of the securities of these PRC-based companies at the time of or after their offerings may affect the overall investor sentiment towards PRC-based companies listed in the United States and consequently may impact the trading performance of our ordinary shares. These broad market and industry factors may significantly affect the market price and volatility of our ordinary shares, regardless of our actual operating performance.

We believe that litigation and negative publicity surrounding companies with operations in the PRC that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on companies with operations in the PRC after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Due to our operations in the PRC, any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the trading price of our ordinary shares, and increased directors and officers insurance premiums, and could have a material adverse effect upon our business, results of operations and financial condition.
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
We received a notification letter dated November 3, 2021 from the Listing Qualifications Department of NASDAQ notifying that we were no longer in compliance with the Nasdaq Listing Rule 5250(c)(1) due to our failure to timely file our annual report on Form 20-F for the fiscal year ended June 30, 2021 with the SEC. We submitted a plan to the NASDAQ to regain compliance in January 2022, and received a notification letter dated February 23, 2022 from the Listing Qualifications Department of NASDAQ notifying us that based on filing of the Company’s Form 20-F for the fiscal year ended June 30, 2021 dated February 18, 2022, the Staff has determined that the Company complies with the Listing Rule 5250(c)(1). Nevertheless, we cannot ensure you that we will continue to comply with the requirements for continued listing on The NASDAQ Global Select Market in the future. If our shares lose their listing status on The NASDAQ Global Select Market and we are not successful in obtaining a listing on The NASDAQ Capital Market, our shares would likely trade in the over-the-counter market. If our shares were to trade on the over-the-counter market, selling our shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our shares are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our shares, further limiting the liquidity of our shares. These factors could result in lower prices and larger spreads in the bid and ask prices for our shares. Such delisting from The NASDAQ Global Select Market and continued declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

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
Hollysys Automation Technologies, Ltd. is a BVI company and substantially all of our assets are located outside of the United States. A substantial portion of our current business operations are conducted in the PRC. In addition, almost all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents in the United States and whose assets are located in significant part outside of the United States. The courts of the BVI would recognize as a valid judgment, a final and conclusive judgment in person is obtained in the federal or state courts in the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment, (ii) such courts did not contravene the rules of natural justice of the BVI, (iii) such judgment was not obtained by fraud, (iv) the enforcement of the judgment would not be contrary to the public policy of the BVI, (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the BVI and (vi) there is due compliance with the correct procedures under the laws of the BVI. In addition, there is uncertainty as to whether the courts of the BVI or the PRC, respectively, would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.
We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. shareholders.
We believe that we may have been a “passive foreign investment company,” or PFIC, for the year to which this annual report relates. If a non-U.S. corporation either (i) has at least 75% of its gross income as passive income for a tax year or (ii) has at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a tax year) attributable to assets that produce or are held for the production of passive income, then the non-U.S. corporation will be deemed a PFIC. The market value of our assets may be determined to a large extent by the market price of our ordinary shares. If we are treated as a PFIC for any tax year during which U.S. shareholders hold ordinary shares, certain adverse United States federal income tax consequences could apply to such U.S. holders.

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
We have granted share-based compensation awards, including share options, restricted shares and restricted share units, to various employees, key personnel and other non-employees to incentivize performance and align their interests with ours. As a result of these grants and potential future grants, we have incurred in and expect to continue to incur share-based compensation expenses in the future. For example, in the fiscal years ended June 30, 2020, 2021 and 2022, we recorded share-based compensation expenses of $0.4 million, $9.7 million and $9.7 million, respectively. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for share-based compensation awards and recognize expenses in our consolidated statements of comprehensive income in accordance with the relevant rules under U.S. GAAP. Our share-based compensation expenses may increase in future periods, as we adopt new equity compensation plans to incentivize our employees and directors to grow our business. In addition, any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders.
We may determine to cease paying dividends in the future.
Our Board decides if and when our Company will pay cash dividends. On August 11, 2016, our Board approved a regular cash dividend policy pursuant to which future cash dividends are expected to be paid to holders of the Company’s ordinary shares on an annual basis out of funds legally available for such purpose. While cash dividends have been paid in each of 2016, 2017, 2018, 2019, 2020 and 2022, the declaration and payment of future dividends will be at the discretion of our Board, and there can be no assurance that cash dividends will be paid in the future. Our future payment of dividends will depend upon many factors, including our financial conditions, earnings, capital requirements of its businesses, legal requirements, regulatory constraints, industry practice, and other factors that our Board deems relevant.

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
Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to the selling of shares in the market.
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

On November 24, 2015, we established CECL to explore the market in Qatar. CCPL has a 49% direct ownership of CECL and the remaining 51% equity interest is held by a nominee shareholder. Through a series of contractual arrangements, CCPL is entitled to appoint the majority of directors of CECL who have the power to direct the activities that significantly impact CECL’s economic performance. Further, CCPL is entitled to 99% of the variable returns from CECL’s operations. As a result, despite of its direct minority ownership of CECL, CCPL is considered the primary beneficiary of CECL.
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
In July 2017, BCPL, our wholly-owned Singapore subsidiary, and a Malaysian citizen (the “Trustee”) entered into a trust deed, under which, 49.1% of BCPL’s equity interests in Bond M & E Sdn. Bhd. (“BMJB”), a Malaysian company, which previously was a 100% subsidiary of BCPL, was transferred to the Trustee. According to the trust deed, all of the beneficial interests in BMJB belong to BCPL and the Trustee shall hold the legal title of the transferred shares on trust for and act on behalf of BCPL absolutely. Any dividend, interest and other benefits received or receivable by the Trustee will be transferred to BCPL. The Trustee shall exercise the managerial rights and voting power in a manner directed by a prior written notice from BCPL. The Trustee shall be obligated to vote in the same manner as BCPL in the absence of any written notice. In addition, an undated Form of Transfer of Securities with the transferee’s name left blank was duly executed by the Trustee and delivered to BCPL. Therefore, BCPL can transfer the 49.1% of equity interests to any party at any time without further approval by the Trustee. Accordingly, we believe we hold all beneficial rights, obligation and the power of the 100% equity interest in BMJB, and therefore consolidate 100% of equity interests in BMJB into our financial statements.
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
In August 2021, we completed the acquisition of 100% of the equity of Hollysys Intelligent held by Ningbo Hollysys, with a cash consideration of approximately $20,901, and have consolidated the financial performance of Hollysys Intelligent since the first quarter of fiscal year 2022.

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
On August 2, 2021, we announced that our board of directors was in the process of evaluating a non-binding offer from Superior Emerald (Cayman) Limited, a company controlled by Ascendent Capital Partners, and Dr. Changli Wang, who has been CEO and a director of our Company since January 2022, (collectively, the “Emerald Consortium”), delivered to us on July 20, 2021 to acquire all of our outstanding ordinary shares for $23.00 per share in cash (the “Emerald Proposal”). On August, 24, 2021, we announced that our board of directors received from the Emerald Consortium a notification advising that Mr. Yue Xu and Mr. Lei Fang, the co-chief operating officers of our Company, agreed to join the Emerald Consortium as members in connection with the Emerald Proposal. According to the notification we received, Mr. Xu and Mr. Fang jointly represented the collective interests of themselves and certain other management and employees of our Company.
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
On January 24, 2022, we announced that after careful review and consideration with the assistance of our executive management team as well as external financial and legal advisors, our board of directors resolved that it was not at the time considering a sale of our Company and thus would suspend further evaluation of all unsolicited buyout proposals that we had received. In deciding to suspend the consideration of all unsolicited buyout proposals, we took into consideration the value creation potential of the Company and the priority of the Company to focus on strengthening and optimizing its business operations, as well as the complexity and uncertainties in the global and PRC regulatory landscapes, which, in the opinion of our board of directors, would create significant difficulty in obtaining a fair valuation of our Company and increase the uncertainty of consummating a potential sale transaction. For details on the regulatory development, see “—B. Business Overview—Recent Regulatory Development.”
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
B. Business Overview
Recent Regulatory Development

Cybersecurity Review Measures
In January 2022, the CAC and several other administrations jointly promulgated the amended Cybersecurity Review Measures, or the Cybersecurity Review Measures, which became effective on February 15, 2022, and superseded and replaced the current cybersecurity review measures that became effective since June 2020. Pursuant to the Cybersecurity Review Measures, a “critical information infrastructure operator,” or CIIO, that purchases network products and services, or conducts data process activities, which affect or may affect national security will be subject to the cybersecurity review. The Cybersecurity Review Measures also expands the cybersecurity review to “internet platform operators” in possession of personal information of over one million users if such operators intend to list their securities in a foreign country. Alternatively, relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security.
As of the date of this annual report, uncertainties still exist in relation to the interpretation and implementation of the Cybersecurity Review Measures. However, we cannot rule out the possibility that we, or certain of our customers or suppliers may be deemed as a CIIO. If we are deemed as a CIIO, our purchase of network products or services, if deemed to be affecting or may affect national security, will need to be subject to cybersecurity review, before we can enter into agreements with relevant customers or suppliers, and before the conclusion of such procedure, these customers will not be allowed to use our products or services, and we are not allowed to purchase products or services from our suppliers. For details of the associated the risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our failure to comply with cybersecurity and data protection laws and regulations could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results.”
As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect of any regulatory objections to our listing status from the CAC.
Potential CSRC Approval Required for the Listing of our Ordinary Shares
On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities. Theses opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As of the date of this annual report, no official national guidance and related implementation rules have been issued in relation to these recently issued opinions and the interpretation and implementation of these opinions remain unclear at this stage.
On December 24, 2021, the CSRC issued two draft regulations relating to overseas listing, namely the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments). These draft regulations stipulate that PRC domestic companies that seek to offer and list securities in overseas markets directly or indirectly are required to fulfill the filing procedures with and report relevant information to the CSRC. Pursuant to these draft regulations, if the issuer meets the following conditions, its offering and listing will be determined as an “indirect overseas offering and listing by a PRC domestic company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC.

On April 2, 2022, the CSRC published the Provisions on Strengthening the Management of Confidentiality and Archives Related to the draft Overseas Issuance of Securities and Overseas Listing by Domestic Companies (Draft for Public Comments), or the Draft Confidentiality and Archives Management Provisions relating to Overseas Listing, for public comments. In the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services hereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests. Where a domestic company provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses through its overseas listing entity, any document or material involving any state secret or any work secret of organs and organizations, it shall report to the competent authority for approval in accordance with the law, and submit to the secrecy administration department for filing. Domestic companies shall not provide accounting records to an overseas accounting firm that has not performed the corresponding procedures. Securities companies and securities service organizations shall comply with the confidentiality and archive management requirements, and keep the documents and materials properly. Securities companies and securities service institutions that provide domestic enterprises with relevant securities services for overseas issuance and listing of securities shall keep such archives they compile within the territory of the PRC and shall not transfer such archives to overseas institutions or individuals, by any means such as carriage, shipment or information technology, without the approval of the relevant competent authorities. If the archives or duplicates of such archives are of important value to the state and society and needed to be taken abroad, approval shall be obtained in accordance with relevant provisions.
As advised by our PRC legal counsel, the period for public comment on these draft regulations has ended and their provisions and anticipated adoption or effective date are subject to changes and thus their interpretation and implementation remain substantially uncertain. As of the date of this annual report, it also remains unclear on whether a US-listed company, like us, are subject to the CSRC filing procedures, to maintain the listing of its securities in a foreign country. We cannot assure you that we will not be required to obtain the approval of the CSRC or of potentially other regulatory authorities to maintain the listing status of our ordinary shares on the NASDAQ or to conduct offerings of securities in the future. See “Item 3. Key Information—D. Risk Factors—Risk Related to Doing Business in China—The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.” We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for overseas listings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC.
COVID-19 Update
Since the third quarter of the fiscal year 2020, a novel strain of Coronavirus Disease 2019 (COVID-19) has spread rapidly globally. The pandemic has resulted in quarantines, travel restrictions and the temporary closure of stores and business facilities around the globe. The COVID-19 pandemic has created and may continue to create significant uncertainty in the macroeconomic environment which, in addition to other unforeseen effects of this pandemic, may adversely impact our global business, results of operations, and financial condition. Potential impact to our results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by government authorities and other entities to contain COVID-19 or mitigate its impact, almost all of which are beyond our control.
The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

•
We prioritize the health and safety of our employees, and have taken various preventative measures in response to the pandemic’s impact. A comprehensive healthcare guidance was established, and required to be strictly followed, in each of our bases in China, including health conditions reporting through online survey, mandated mask wearing, health QR code checking at the entrance, daily temperature measurement, distancing policy for particular areas, unified vaccination arrangements, etc.

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

For more descriptions of the risks associated with COVID-19, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—An outbreak of disease or similar public health threat, or fear of such an event, could have a material adverse impact on our business, operating results and financial condition.”
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
Founded in 1993, with technical expertise and innovation, we have grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. As of June 30, 2022, we had cumulatively carried out more than 40,000 projects for approximately 22,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which we have established leading market positions. With our strong customer base and highly-reputable brand, we believe we are well positioned to capture opportunities from untapped growth potential in China and around the world.
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
Our comprehensive suite of automation solution consists of hardware-centric products such as instrumentation and actuators, our proprietary software-centric DCS/SIS (Safety Instrumentation System)/PLC (Programmable Logic Controller), and valued-added software packages such as STS (Simulation Training System), HAMS (HolliAS Asset Management System), APC (Advanced Process Control) and MES (Manufacturing Execution System), among others. Our solution has been widely used in process industries involving a continuous flow of material handling, such as power generation and petro-chemical industries, while we have also served clients from metallurgy, building materials, pharmaceutical and food & beverage, among other industries. Our client base includes large state-owned enterprises, local governmental agencies, multi-national companies, and other domestic companies. Some of our renowned customers include the five major Chinese power generation companies, the three major Chinese petroleum companies, and international companies such as BASF. We have also obtained customers from other countries, including India, Indonesia, Cambodia, UAE, and Uzbekistan, within similar industries.
Meanwhile, the development of equipment and process level automation in China has gradually increased production digitalization, which has created opportunities for the development of digital factory. Compared with equipment and process automation, digital factory brings production and management into greater coordination. The realization of such change requires the integration and processing of data of different verticals covering equipment, production line, workshop and corporate administration level. Since we put forth our digital factory initiative in the year 2018, we have successfully signed and completed several contracts with our existing customers from power and chemical industries. Remarkably, we delivered distinguished performance and witnessed business growth in the valve and instrument market after years of dedication and accumulations and gained recognition from world-leading manufacturers.
Hollysys command a leading position in the field of nuclear power digital instrument control in China as one of the qualified local automation and control product providers. The product we developed for nuclear field, HOLLiAS MACS-N DCS, has been successfully applied in nuclear power plant with multi-generation stack and multi-stack technology, and we have accumulated rich engineering and technical experience. The hardware and software of the product both meet the strict requirements of the nuclear energy industry. During the manufacturing and implementation process, the quality control of our product strictly complies with relevant safety standard requirements.
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
In the subway business, our core product is the SCADA system. It is an open software platform to enable integrated and unified monitoring of all necessary sub-systems of the subway, including the Power Supervisory Control and Data Acquisition System, Building Automatic System, Fire Alarm System, Platform Screen Door System, Access Control System, Closed Circuit Television, Passenger Information System, Passenger Train Information System, and Alarm System. Our performance records cover numerous cities in China, including Beijing, Guangzhou, Shenzhen, Tianjin, Dalian, Wuhan, Chengdu, Lanzhou and Hohhot. In the subway signaling business, we are striving to develop our business in both domestic and overseas markets. In fiscal year 2022, we won the automated people mover project of the T3B terminal and the fourth runway of Chongqing Jiangbei International Airport, which represents another significant advancement in subway signaling, following our first subway signaling project—Kunming Airport project. Meanwhile, based on our strong research and development capability and technical know-how of signaling application accumulated from high-speed rail business, we have also developed our proprietary subway signaling system certified under European Safety Standards.
Our international performance records for railway transportation include Thomson & Eastern Region Lines in Singapore and Shenzhen-Hong Kong high-speed rail line.
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

During the past several years we have achieved a number of significant contract wins in the international arena, including (i) contracts with MTR Corporation Limited in Hong Kong to provide a complete suite of high-speed rail signaling systems to Guangzhou-Shenzhen-Hong Kong Express Rail Hong Kong Section; (ii) a contract with Thales Solutions Asia Pte. Ltd. to provide design, installation, testing and commission for replacing the existing Metro signaling systems for the North-South East-West lines including decommissioning the existing signaling system and installing new signaling systems for the Tuas West Extension line in Singapore; (iii) a contract with Land Transport Authority in Singapore to provide the Integrated Supervisory Control System for the Thomson & Eastern Region Lines in Singapore; (iv) a contract with Meiden Singapore to carry out the replacement of Metro Power distribution system for North-South East-West lines in Singapore; (v) a contract with Bombardier for the replacement of the existing signaling system for Singapore Bukit Panjang LRT; (vi) a contract with Mitsubishi Heavy Industries Ltd. to provide electrical installation services for part of the Power Distribution System Package of the first Phase of Doha Metro; (vii) two contracts with Thales Middle East for Doha Metro Signaling and Lusail LRT for Qatar Rail Authority; (viii) a contract with Mitsubishi Heavy Industries for Macau LRT; (ix) a contract with SMRT in Singapore to provide the maintenance of overall display systems the Thomson & Eastern Region Lines in Singapore; and (x) maintenance contracts with MTR Corporation Limited in Hong Kong spanning multiple years.
To further cultivate and grow our overseas business, Hollysys will persevere in attracting talented people, optimizing market promotion and enhancing its overseas brand image.
Project Implementation:
We established a project group of sales engineers, technical engineers and project management professionals for each of our potential customers to provide them total integrated solutions tailored to their specific requirements. The sales engineers and technical engineers work together to offer the best customized solutions by understanding each customer’s detailed requirements through on-site studies. The technical engineers are responsible for hardware assembly, software configuration, testing and installation, commissioning and trial operation, and start-up and training; while the project management professionals oversee budgetary matters, coordinate the work force, ensure adequacy of resources and monitor progress and quality to ensure the timely completion of each project. Our integrated solutions projects involve one or more of the following activities:

•
Solution planning
—We provide our customers with strategic and tactical reviews of their current operations and future requirements. The planning includes defining client business requirements, developing appropriate hardware and software, and selecting preferred technology.

•
Solution design
—We detail the industry specifications and implementation tactics necessary to achieve our customers’ objectives. We also take into consideration the integration of the hardware and software deployed in our integrated solution with the existing ones of each customer, and the ongoing management followed. Examples of these services include defining functional requirements for the system and our components, developing integration plans and designing of customer-specific system and services applications.

•
Solution implementation
—We install the recommended systems and provide essential services throughout the solution implementation process, to better meet our customers’ specific requirements. Key activities include project management, hardware procurement and production, software development, configuration and field installation and testing, and development of customized system and services management applications.

Leveraging our proprietary technology and products, our integrated solutions create value for our customers and improve their competitive strengths by:

•	generating synergy and improving efficiency of our customers through integrating communications, marketing and service functions;

•	utilizing our industry and process knowledge to develop customized solutions that improve the efficiency of our customers;

•	providing a software platform for the optimization of management operations, which provides real-time automation and information solutions throughout a business; and

•	offering maintenance and training services to our customers, which helps to cut costs and improve operating efficiency.

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
Integrated Solutions Contracts
The main channel through which we get our automation system business is the procurement bidding process. Customers seeking bids propose their requirements and specifications in legal bidding documents and those companies that are interested in obtaining these contracts make a bid in written form. If we win the bid, we finalize an integrated solutions contract. We derive a large percentage of our total consolidated revenues from the integrated solutions contracts that we win through the bid process. In addition, we also generate revenue from sales of spare parts and component products to customers for maintenance and replacement purposes after the completion of the integrated solutions contract, and from the provision of services such as maintenance and training that tends to provide a recurring revenue stream.
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
The major terms of an integrated solutions contract include solution planning and design, system installation, customer acceptance, payment milestones and warranty. The process of fulfilling an integrated solutions contract consists of the following four stages:

•
Solution planning and design
—We provide customers with a customized plan for achieving the required solution by establishing a project group for each contract. The project group includes system engineers who propose, discuss and agree on the system design and implementation plan with the technical personnel of the customers
.

•
System manufacturing and installation
—Based on the design and implementation plan, and in accordance with the project schedule, we enter into the process of purchasing the necessary hardware, manufacturing components for the hardware, developing software platform, re-configuring the software embedded in the hardware, and fabricating the integrated hardware into cabinets, on-site installation and testing, and training customers’ personnel about how to use the automation and total solution.

•
Customer acceptance
—The procedures for customer inspection and acceptance of the system are typically contained in the contracts. The initial inspection usually occurs when the hardware is delivered to the customer’s site for the purpose of detecting any obvious physical damage during shipping and to confirm that the entire order was delivered. A final acceptance will be performed upon the satisfaction of integrated solution testing.

•
Warranty period
—The integrated solutions contracts customarily provide our customers with a one to three years’ warranty (although sometimes the warranty period may be longer depending on the customer and the negotiations for the contract), which runs from the date of the final customer acceptance. The end of the warranty period represents fulfillment of the entire contract.

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
Our backlog of contracts presents the amount of unrealized revenue to be earned from the contracts that we have won. Accordingly, any increase or decrease in new contracts won by us, or any change of scheduled delivery dates, will have a impact on our future revenue streams. In the event of a delay in the delivery schedule, then the time of inspection, installation, trial run and customer acceptance will be delayed accordingly, all of which will affect our revenue recognition. If the delay in delivering the specified automation systems was a result of our inability to deliver the system on a timely basis, then we will be held responsible for this delay, in accordance with the terms specified in the respective integrated solutions contracts.
Markets
Industrial Automation Market
Multi-national companies including Honeywell (US), ABB (Sweden), Siemens (Germany), Emerson (US), Yokogawa (Japan) and Hitachi (Japan) account for the majority of the global automation market share. In domestic market, except the multi-national companies, our main local competitor is Supcon. With years of development, domestic players, including Hollysys and Supcon, are gradually becoming leading players in different verticals.
The drivers for the industrial automation market in China are listed below.
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
Maintenance and replacement of existing industrial automation systems
. The massive scale of existing industrial automation, driven by strong growth in recent years, and the limited designed service life of automation equipment, generally 10 to 15 years, should create a significant need for maintenance and replacement, which are expected to sustain long-term demand for industrial automation. Such sectors include thermal power, chemical and petrochemicals, food and beverage, semiconductor and electronics, household appliances, and healthcare.
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

The market in which we operate has shown several noticeable trends. Domestic players in the PRC industrial automation market have substantially improved their brand name and R&D capability, which enables them to penetrate high-end market segments that have traditionally been dominated by multinational companies, such as Emerson, Honeywell and Siemens. Domestic players are expected to leverage their deep knowledge of domestic customers and proven track record to win market share in specific strategic industries. Market dynamics will favor industry-leading players who have the capability and resources to provide customized solutions, high quality products, greater flexibility and faster response. Recent entrants and smaller-scaled players are expected to be marginalized from the competition due to lack of technology competitiveness, demonstrated service capabilities and shorter track record.
We are well-positioned to benefit from China’s nuclear power development. At present, China’s nuclear power sector is relatively underdeveloped, with the vast majority of power generated by coal-fired power plants. According to China Nuclear Energy Association, as of June 30, 2022, there were 54 nuclear reactors in operation in mainland China.
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
According to the 14th Five-year Plan for the Development of Modern Comprehensive Transport System issued by the State Council of the PRC, the total high speed railway operating mileage in China reached 40,000km at the end of 2021, and is expected to reach 50,000km in 2025. As one of the three high-speed rail signaling products providers in the C2 category in China, and one of the three high-speed rail signaling products providers to the C3 category, we believe that we are well positioned to benefit from this unprecedented, world leading high-speed railway build-out.
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
The outbreak of COVID-19 has impacted the construction and transportation sector in Southeast Asia and the Middle East market. With projects being delayed and the supply chain being impacted, our target market is expecting a slow recovery in the post-COVID-19 era, while potential impact on our results of operations will also depend on the future duration and severity of the pandemic and the actions taken by related government authorities.
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
In the PRC high-speed rail business, given the administrative admission system employed by China Railway Corporation and the governing of the China Train Control Standard (CTCS), i.e., the national rail technology standard in China, we are facing less competition from multi-national companies. Currently, Hollysys is one of the three providers that supply signaling products to China’s 200-250km/h segment of the high-speed rail market. The other two are China Academy of Railway Science and Zhuzhou CRRC. Hollysys is one of the three signaling product providers to China’s 300-350km/h segment of the high-speed rail market. The other providers are CRSC and China Academy of Railway Science. In the SCADA market, we mainly compete with Nanjing Automation Research Institute (NARI). In the nuclear automation segment, we mainly compete with multi-national corporations such as Siemens and Invensys. Our major competitors in the international rail and subway signaling markets are Bombardier and Alstom.
For the mechanical and electrical solutions business, the main competitors for Concord and Bond Groups include Bintai Kinden Corporation Berhad, PJI Holding Berhad, and LFE Corporation Berhad, Kurihara, Sanyo, Bintai KDK and Gammon Construction.
We believe that our key competitive advantages edge are the following:

•	Market leadership with a strong reputation .
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
Among the over 40,000 projects completed since our founding days, we have steadily climbed the ranks and undertaken some of the most sophisticated and challenging projects for increasingly demanding customers in China. Our integrated and balanced teams including R&D staff, engineers and project management have accumulated invaluable relevant experience and in-depth industry knowledge of our customers’ industry verticals. These valuable credentials were built through decades of dedication and commitment and are critical in enabling us to win bids.
Our customers operate in industries with some of the most stringent safety and reliability requirements, such as nuclear power and high-speed rail, where small system malfunctions could lead to disastrous accidents. We have always put safety first and implemented comprehensive procedures to ensure the highest safety standards. As a result, we have maintained an outstanding safety record throughout our nearly three decades’ history, and potential customers come to us because of our reputation for safety and reliability.

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
Technology is at the core of our competencies, and rooted in our engineering background and innovative culture. Among other automation control systems, we have successfully developed our own proprietary DCS, PLC, high-speed rail and urban rail signaling and certified SIS systems. We are also proactively embracing the era of IIoT and have attained an early leading position in this area, as evidenced by our capacity to provide smart manufacturing solutions, and our awards from the 2019 Industrial Internet Summit including Excellent Data Collection and Edge Computing Technology Provider, Excellent Industrial PaaS Provider and Excellent Industrial SaaS Provider. We were listed among the Top 100 Competitive Enterprises in Software and Information Technology Service of China in 2021, the Top 100 Enterprises in China Machinery Industry in 2021, the first batch of intelligent manufacturing diagnostic service providers in Beijing, the leading enterprises in China’s software industry in 2021, and the Top 100 Innovation Demonstration Enterprises of China. As of June 30, 2022, we held 409 software copyrights, 419 authorized patents, 261 pending patent applications and 58 registered trademarks.
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
We have in place a full suite of infrastructure that gives rise to strong R&D capabilities, including research facilities and labs in Beijing, Hangzhou, Xi’an and Singapore. We also collaborate with Academecians from the Chinese Academy of Engineering on R&D endeavors in relevant areas including automation, digitalization, smart manufacturing and industrial information security. We adopt a market-driven approach, in which we strategically focus our R&D on the parts of the value chain that we excel at and our future targeted markets, while we continuously upgrade our technology from project experience. We have spent approximately 6–10% of our revenues on research and development each fiscal year.

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
As the market leader for automation control system solutions, we intend to continue to focus on our existing businesses in industrial automation and rail transportation, and expand our market share in these fields. We seek to solve industrial pain points, capitalize on the opportunities arising from structural upgrades and replacements, and provide more thoroughly-designed and comprehensive solutions packages. We will continue to build up our track record and attract more customers, and further consolidate our market position.
Together with our associates, we plan to further expand our business into more industrial verticals with tremendous market potential and favorable policies, such as renewable energy, environmental protection, energy conservation, healthcare, urban rail signaling and food & dining. Leveraging our proprietary and highly adaptable technologies, broad industry knowledge, dedicated research and development efforts and strategic alliances, we seek to build up industry know-how and our track record in these industry verticals.

•	Further expanding our comprehensive automation solutions matrix
We also seek to enhance our capabilities in the early stages of project cycles, such as project design and planning, and in the later stages such as after-sales maintenance and product upgrade, so as to cover the whole life cycle for automation control projects.
Along the value chain of automation control systems solutions, we aim to extend our own-brand components to field devices on the one end, enhance our cloud services and big data analytics on the other, and continue to sign major projects.

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
Several subsidiaries of the Company, including Beijing Hollysys, Hangzhou Hollysys, Hangzhou System and Hollysys Electronics, have all passed the international quality / environment / occupational health and safety management system certification such as ISO 9001 / ISO 14001 / ISO 45001. Some subsidiaries have also passed ISO27001 information security management system certification and proprietary quality management system certification in different industries. The Company has established a complete comprehensive management system to ensure the efficient operation of various business activities and provide customers with high-quality products and services.
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

In June 2019, the Ministry of Commerce and the National Development and Reform Commission promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, effective July 30, 2019, which was updated on June 23, 2020 and December 27, 2021, respectively. The latest Negative List further expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the Negative List where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exist.
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
Pursuant to the Patent Law of the PRC (the “Patent Law”) promulgated by the Standing Committee of the NPC on March 12, 1984 and last amended on October 17, 2020 and came into effect on June 1, 2021 and the Implementation Rules of The Patent Law of the PRC amended by the State Council on January 9, 2010 and came into effect on February 1, 2010, patents in China are divided into invention patent, utility model patent or design patent. Invention patent refers to new technical solutions for a product, method or its improvement. Utility model patent refers to new technical solutions for the shape, structure or the combination of both shape and structure of a product, which is applicable for practical use. Design patent refers to new designs of the shape, pattern or the combination of shape and pattern, or the combination of the color, the shape and pattern of a product with aesthetic feeling and industrial application value. Invention patent shall be valid for 20 years, utility model patent shall be valid for 10 years and design patent shall be valid for 10 years, all commencing from the date of application. The patent right entitled to its owner shall be protected by the laws. Any person shall be licensed or properly authorized by the patent owner before he/she/it can use such a patent. Otherwise, it shall constitute an infringement of the patent right. According to the Patent Law, any entity or individual who exploits another person’s patent shall enter into a license contract with the patent owner and pay a royalty for the use of the patent. The licensee is not entitled to allow any entity or individual other than those stipulated in the contract to exploit such patent. According to the Measures for the Filing of Patent Exploitation License Contracts promulgated by the China National Intellectual Protection Administration (the “CNIPA”) on June 27, 2011 and came into effect on August 1, 2011, the CNIPA is in charge of the filing of patent exploitation license contracts nationwide, and other parties shall complete the filing procedures within three months from the date the patent implementation license contract comes into effect.

To protect domain names, the Administrative Measures on Internet Domain Name was promulgated by the Ministry of Industry and Information Technology on August 24, 2017 and came into effect on November 1, 2017. On June 18, 2019, the China Internet Network Information Center issued the Implementing Rules for the Registration of National Top-level Domain Names. According to these measures, domain name applicants are required to duly register their domain names with domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.
We have adopted necessary mechanisms to register, maintain and enforce intellectual property rights in China. However, we cannot assure you that we can prevent our intellectual property from all the unauthorized use by any third party, neither can we promise that none of our intellectual property rights would be challenged by any third party.
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
The Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or SAFE Circular 19, was promulgated on March 30, 2015 and became effective on June 1, 2015. According to SAFE Circular 19, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding Account for Foreign Exchange Settlement Pending Payment with the foreign exchange bureau (bank) at the place of registration. The Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, was promulgated and became effective on June 9, 2016. According to SAFE Circular 16, enterprises registered in PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self—discretionary basis, which applies to all enterprises registered in the PRC. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investment with the exception of bank financial products that can guarantee the principal within the PRC unless otherwise specifically provided. Besides, the converted Renminbi shall not be used to make loans for non-affiliated enterprises unless it is within the business scope or to build or to purchase any real estate that is not for the enterprise’s own use with the exception for the real estate enterprise.
On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) with respect to transactions over US$50,000, banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to SAFE Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.
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

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Furthermore, in accordance with SAFE Circular 37, before the implementation of such circular, if a domestic resident has made capital contribution to a special-purpose company with domestic and overseas legal assets or rights and interests, but has not gone through the foreign exchange registration of overseas investment as required, the domestic resident shall issue an explanatory letter to the foreign exchange bureau to explain the reasons. The foreign exchange bureau shall handle the supplementary registration according to the principles of legality and rationality, and impose administrative penalties on those suspected of violating foreign exchange management regulations. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.”
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
On December 24, 2021, the CSRC has issued two draft regulations relating to overseas listing and solicits public comments, namely the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments). These draft regulations stipulate that PRC domestic companies that seek to offer and list securities in overseas markets directly or indirectly shall fulfill the filing procedures with and report relevant information to the CSRC. Pursuant to these draft regulations, if the issuer meets the following conditions, its offering and listing will be determined as an “indirect overseas offering and listing by a PRC domestic company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. In a Q&A released on its official website, the respondent CSRC official indicated that the CSRC will start applying the filing requirements to new offerings and listings. New initial public offerings and refinancing by existing overseas listed Chinese companies will be required to go through the filing process. As for the other filings for the existing companies, the regulator will grant adequate transition period to complete their filing procedures. On April 2, 2022, the CSRC published the Provisions on Strengthening the Management of Confidentiality and Archives Related to the draft Overseas Issuance of Securities and Overseas Listing by Domestic Companies (Draft for Public Comments), or the Draft Confidentiality and Archives Management Provisions relating to Overseas Listing, for public comments. In the overseas listing activities of domestic companies, as well as securities companies and securities service institutions providing relevant securities services hereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests. Where a domestic company provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses through its overseas listing entity, any document or material involving any state secrets or any work secret of organs and organizations, it shall report to the competent authority for approval in accordance with the law, and submit to the secrecy administration department for filing. Domestic Companies shall not provide accounting records to an overseas accounting firm that has not performed the corresponding procedures. Securities companies and securities service organizations shall comply with the confidentiality and archive management requirements, and keep the documents and materials properly. Securities companies and securities service institutions that provide domestic enterprises with relevant securities services for overseas issuance and listing of securities shall keep such archives they compile within the territory of the PRC and shall not transfer such archives to overseas institutions or individuals, by any means such as carriage, shipment or information technology, without the approval of the relevant competent authorities. If the archives or duplicates of such archives are of important value to the state and society and needed to be taken abroad, approval shall be obtained in accordance with relevant provisions. As advised by our PRC legal counsel, currently, the period for public comment on these draft regulations has ended and their provisions and anticipated adoption or effective date are subject to changes and thus their interpretation and implementation remain substantially uncertain. It also remains unclear on whether a US-listed company, like us, is subject to the CSRC filing procedures, to maintain the listing of its securities in a foreign country. As of the date of this annual report, we cannot predict the impact of these regulations on maintaining the listing status of our ordinary shares and/or other securities, or any of our future offerings of securities overseas in a foreign country.

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
Enterprise Income Tax
In December 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018. The Enterprise Income Tax Law and its relevant implementing rules (i) impose a uniform 25% enterprise income tax rate, which is applicable to both foreign-invested enterprises and domestic enterprises (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria.
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
Value-Added Tax
In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax. On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and General Administration of Customs jointly issued Announcement on Policies for Deepening the VAT Reform, which came into effect on April 1, 2019, under which the VAT rates under the basic mechanism is 13% for the sectors such as operating and financial leases of equipment, 9% for sectors such as transportation, postal, basic telecommunication, and construction services as well as sales and leases of real property and real property rights, 0% for exported services and 6% for all remaining services, including financial services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.
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
In addition, the PRC Data Security Law was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021. The Data Security Law establishes a tiered system for data protection in terms of their importance, data categorized as “important data,” which will be determined by governmental authorities in the form of catalogs, are required to be treated with higher level of protection. Specifically, the Data Security Law provides that operators processing “important data” are required to appoint a “data security officer” and a “management department” to take charge of data security. In addition, such operator is required to evaluate the risk of its data activities periodically and file assessment reports with relevant regulatory authorities.
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
Additionally, in January 2022, the CAC and several other administrations jointly promulgated the amended Cybersecurity Review Measures, or the Cybersecurity Review Measures, which will take effect from February 15, 2022, and supersede and replace the current cybersecurity review measures that became effective since June 2020. Pursuant to the Cybersecurity Review Measures, a CIIO that purchases network products and services, or conducts data process activities, which affect or may affect national security will be subject to the cybersecurity review. The Cybersecurity Review Measures also expands the cybersecurity review to “internet platform operators” in possession of personal information of over one million users if such operators intend to list their securities in a foreign country. Alternatively, relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security.
Furthermore, the Opinions on Strictly Cracking Down on Illegal Securities Activities requires (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. The Personal Information Protection Law, which was promulgated by the Standing Committee of the National People’s Congress on August 20, 2021 and took effect on November 1, 2021, integrates the various rules with respect to personal information rights and privacy protection and applies to the processing of personal information within mainland China as well as certain personal information processing activities outside mainland China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China.
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
Our sales teams consist of a complementary group of sales personnel and hardware and software engineers from a variety of disciplines to tailor products to specific customer needs. Employing a pool of skilled personnel in the early stage of a project accelerates the design and the subsequent production of a particular customized solution, typically exceeding that of our competitors. Our sales teams possess significant hands-on, industry-specific experience which permits them to do on-site process analyses, which in turn, makes the design and implementation of upgrades simpler. The result is an automation system that is more effective, efficient and reliable, which in turn leads to a truly satisfied customer.
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
As of June 30, 2022, we employed over 595 direct sales personnel through our subsidiaries in mainland China, Southeast Asia, the Middle East, Hong Kong and Macau.

C.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report. Hollysys Automation Technologies, Ltd. is a holding company with no operations of its own. We conduct our operations in China mainly through our Chinese operating companies, and in Southeast Asia and the Middle East mainly through Concord and Bond Groups.

Hollysys Automation Technologies, Ltd. (British Virgin Islands)
Hollysys International Pte. Limited (100%) (Singapore)
Gifted Time Holdings Limited (100%) (British Virgin Islands)
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
40%
Outside Mainland China
World Hope Enterprises Limited (100%) (Hong Kong)
PT Hollysys Automation Indonesia (1%)(99%) (Indonesia)
Concord Electrical, Inc. (100%) (Philippines)
Concord Electrical Sdn. Bhd. (100%) (Malaysia)
Inside Mainland China
Beijing Helitong Science & Technology Exploration Co., Ltd. (100%) (China)
Hollysys Group Co Ltd. (100%) (China)
Beijing Hollysys Intelligent Technologies Co., Ltd. (100%) (China)
Beijing HollySys System Integration Co., Ltd (100%) (China)
Shandong Lukang Pharmaceutical Engineering Design Co., Ltd. (70%) (China)
HollySys Smart Energy Technology (Beijing) Co., Ltd. (80%) (China)
Hollysys (Beijing) Investment Co.,Ltd. (100%) (China)
Beijing Hollysys Electronics Technology Co., Ltd. (100%) (China)
Xi' an Hollysys Co., Ltd. (100%) (China)
Beijing HollySys Education Technology Co., Ltd (100%) (China)
Beijing Hollysys Co., Ltd. (100%) (China)
Beijing HollySys Control Technology Co.,Ltd (100%) (China)
60%
Xiamen HollySys Co., Ltd (100%) (China)
HollySys Intelligent Transportation Technology (Chengdu) Co., Ltd (100%) (China)
Hangzhou Hollysys Automation Co., Ltd. (40%) (60%) (China)
51%
Beijing Industrial Software Co., Ltd (100%) (China)
Hangzhou Hollysys System Engineering Co., Ltd (100%) (China)
Xuzhou HollySys Valve Technology Co., Ltd. (51%) (China)

(i)
On November 24, 2015, the Company established CECL to explore the market in Qatar. CCPL has a 49% direct ownership of CECL and the remaining 51% equity interest is held by a nominee shareholder. Through a series of contractual arrangements, CCPL is entitled to appoint majority of directors of CECL who have the power to direct the activities that significantly impact CECL’s economic performance. Further, CCPL is entitled to 99% of the variable returns from CECL’s operations. As a result, despite of its minority direct ownership of CECL arrangements, CCPL is considered the primary beneficiary of CECL.

(ii)
In July 2017, BCPL, a wholly-owned Singapore subsidiary of the Company, and a Malaysian citizen (the “Trustee”) entered into a trust deed, under which, 49.1% of BCPL’s equity interests in BMJB, a Malaysian company, which previously was a 100% subsidiary of BCPL, was transferred to the Trustee. According to the trust deed, all of the beneficial interests in BMJB belong to BCPL and the Trustee shall hold the legal title of the transferred shares on trust for and act on behalf of BCPL absolutely. Any dividend, interest and other benefits received or receivable by the Trustee will be transferred to BCPL. The Trustee shall exercise the managerial rights and voting power in a manner directed by a prior written notice from BCPL. The Trustee shall be obligated to vote in the same manner as BCPL in the absence of any written notice. In addition, an undated Form of Transfer of Securities with the transferee’s name left blank was duly executed by the Trustee and delivered to BCPL. Therefore, BCPL can transfer the 49.1% of equity interests to any party at any time without further approval by the Trustee. Accordingly, we believe we hold all beneficial rights, obligation and the power of the 100% equity interest in BMJB, and therefore consolidate 100% of equity interests in BMJB into our financial statements.

D.	Property, Plant and Equipment
Since 2010, our principal executive offices have been located at No. 2 Disheng Middle Road, Beijing Economic-Technological Development Area, Beijing, 100176, China. At this location in Beijing, we believe we have sufficient space and have ample room for substantial expansions in the future, as our needs require.
In addition, we own the prepaid land leases to the properties, currently in use, at the following principal locations, each of which contains principal administrative offices, sales and marketing offices, research and development facilities, and manufacturing facilities:

Location	Approximate Sq. Meters
Beijing	120,000
Hangzhou	25,000
Singapore	1,200
Malaysia	3,400
The manufacturing facilities at the Beijing and Hangzhou locations are used for the system integration production, including hardware testing instruments, auxiliary material processing, packaging and shipping, and for self-made product integration production, including inspection and testing.
In order to meet the needs of our business development, we are constructing a research and development center of approximately 145,000 sq. meters in Xi’an, including research and development, design, testing and staff offices. The construction and operation of this center is in line with our long-term development strategy and is of strategic importance to our long-term development. We expect to complete the construction in 2023. The total amount of expenditures for the research and development center was estimated to be approximately $94.3 million. As of June 30, 2022, $29.0 million were paid. The primary funding source of the construction is the Company’s own capital and special project loans.

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
We derive our revenue mainly from three operating segments including industrial automation, railway transportation and mechanical and electrical solutions. In the fiscal year ended June 30, 2022, 81.1% of our total consolidated revenues derived from integrated solutions contracts we have won through the bid process. In addition, we generate revenue from sales of spare parts and component products to customers for maintenance and replacement purposes after the completion of the integrated solutions contracts, and from providing maintenance and training service, after the warranty period to customers for efficiency improvement or environment protection purpose; which tends to provide a recurring revenue stream. Spare part and component sales and services rendered are not part of the integrated solutions contracts.
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
Order backlog of contracts presents the amount of unrealized revenue to be earned from the contracts that we have won. The following table sets forth the information regarding contracts we won during the last three fiscal years and the backlog at the dates indicated:

	Fiscal Years Ended June 30,
	2020	2021	2022
Number of new contracts won during the year	4,784	5,588	6,003
Total amount of new contracts (million)	$549.2	$734.3	$1,065.4
Average price per contract	$114,790	$131,408	$177,474

	Fiscal Years Ended June 30,
	2020	2021	2022
Backlog Situation:
Contracts newly entered and unfinished (million)	$262.3	$356.5	$588.1
Contracts entered in prior years and unfinished (million)	$309.5	$328.6	$360.7
Total amount of backlog (million)	$571.8	$685.0	$948.8

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

•
Further improvement in product design and maintaining high standards of quality control, which can reduce or avoid product defects. Any product defects will result in additional costs and cause damage to our business reputation.

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

•
The impact of COVID-19 pandemic. Following the outbreak of COVID-19, our business has been adversely impacted since the third quarter of the fiscal year 2020, but we have seen a gradual recovery of our overall business resulting from improving health statistics in China since March 2020. Though the future development will still depend on the duration and severity of COVID-19, we are expecting limited impact on the domestic business on the financial statements as a result of the COVID-19 outbreak. However, we anticipate the pandemic will continue to have an adverse effect on our overseas business, especially in Southeast Asia and South Asia. The duration and magnitude of the impact from the pandemic on our business will depend on numerous evolving factors that cannot be accurately predicted or evaluated. For additional details on the impact of the COVID-19 outbreak, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—An outbreak of disease or similar public health threat, or fear of such an event, could have a material adverse impact on our business, operating results and financial condition.”

A. Operating Results
The following are some financial highlights for the fiscal year ended June 30, 2022:

•
Total assets increased by $77.5 million from $1,594.3 million as of June 30, 2021 to $1,671.8 million as of June 30, 2022. The increase was mainly due to an increase of $43.3 million in inventories, an increase of $32.2 million in costs and estimated earnings in excess of billings, an increase of $18.9 million in goodwill, which was partially offset by a decrease of $36.6 million in short-term investments and a decrease of $13.6 million in investments in equity investees.

•
Cash and cash equivalents increased by $15.4 million from $664.3 million as of June 30, 2021 to $679.8 million as of June 30, 2022. The increase was mainly due to $13.3 million net cash provided by investing activities and $54.5 million cash generated from operating activities, partially offset by $19.6 million cash used in financing activities.

•
Short-term investments as of June 30, 2022 were $12.2 million compared to $48.8 million as of June 30, 2021, representing a decrease of $36.6 million, or 75.0%. The decrease was mainly due to $100.6 million maturity of short-term investments, partially offset by $64.4 million purchases of short-term investments.

•	Accounts receivables decreased by $13.1 million, or 4.0%, from $330.9 million as of June 30, 2021 to $317.8 million as of June 30, 2022.

•	Property, plant and equipment increased by $4.2 million, or 4.5%, from $94.0 million as of June 30, 2021 to $98.2 million as of June 30, 2022.

•	Investments in equity investees decreased by $13.6 million, or 22.6%, from $60.2 million as of June 30, 2021 to $46.6 million as of June 30, 2022.

•
Deferred tax assets were $4.5 million as of June 30, 2022. Based on our historical operating results and order backlog, we believe that it is more than likely that the deferred tax assets net of valuation allowance would be realized.

•
Total liabilities increased by $53.7 million, or 11.9%, from $452.3 million as of June 30, 2021 to $505.9 million as of June 30, 2022. The increase in liabilities was mainly due to an increase of $33.7 million in accounts payable, an increase of $21.7 million in deferred revenue, partially offset by a decrease of $3.8 million in deferred tax liabilities.

•	Accounts payables increased by $33.7 million, or 24.0%, from $140.2 million as of June 30, 2021 to $174.0 million as of June 30, 2022.

•	Deferred revenue increased by $21.7 million, or 11.7%, from $184.5 million as of June 30, 2021 to $206.2 million as of June 30, 2022.
Comparison of Fiscal Years Ended June 30, 2022 and 2021
Revenues
: For the fiscal year ended June 30, 2022, revenues amounted to $707.5 million, representing an increase of $114.0 million or 19.2%, compared to $593.5 million for the prior fiscal year.
Integrated solutions contracts revenue accounted for $573.6 million of revenues, representing an increase of $113.4 million, or 24.6%, compared to $460.2 million for the prior fiscal year. The increase in integrated revenues was mainly derived from an increase of $89.4 million, or 30.7%, in industrial automation, an increase of $8.5 million, or 8.4%, in rail transportation projects and an increase of $15.5 million, or 22.7%, in electrical solutions.
In the fiscal year ended June 30, 2022, $38.5 million of revenues was generated from product sales, representing an increase of $9.8 million, or 34.3%, compared to $28.7 million for the prior fiscal year.
In the fiscal year ended June 30, 2022, $95.4 million of revenues was generated from service rendered, representing a decrease of $9.2 million, or 8.8%, compared to $104.6 million for the prior fiscal year.
Our revenues by segment were as follows:

(In USD millions)	Fiscal Year Ended June 30,
	2021		2022
	$	% of Revenues	$	% of Revenues
Industrial Automation	337.1	56.8	439.9	62.2
Rail Transportation	188.2	31.7	183.8	26.0
Mechanical and Electrical Solution	68.2	11.5	83.8	11.8

Total	593.5	100.0	707.5	100.0

Order Backlog
: An important measure of the stability and growth of our business is the size of its order backlog, which represents the total amount of unrecognized contract revenue associated with existing contracts. Our order backlog as of June 30, 2022 amounted to $948.8 million, representing an increase of $263.8 million, or 38.5%, compared to $685.0 million as of June 30, 2021.
Of the total order backlog as of June 30, 2022, the unrecognized revenue associated with new contracts signed in the fiscal year 2022 was $588.1 million and the amount carried forward from prior fiscal years was $360.7 million, compared to $356.5 million unrecognized revenue associated with new contracts signed in fiscal year 2021, and $328.6 million associated with contracts carried forward from fiscal years prior to the fiscal year ended June 30, 2021, respectively.
Cost of revenues
: Mirroring the categories of revenues, the cost of revenues can also be divided into three components including cost of integrated solutions contracts, cost of products sold and cost of service rendered. For the fiscal year ended June 30, 2022, the total cost of revenues amounted to $468.1 million, representing an increase of $92.9 million, or 24.8%, compared to $375.2 million for the prior fiscal year. The increase was due to an increase of $85.8 million in the cost of integrated solutions contracts, an increase of $5.0 million in the cost of products sold, and an increase of $2.2 million in the cost of service rendered.

The cost of integrated solutions contracts revenue consists primarily of three components: cost of equipment and materials, labor costs and other manufacturing expenses including but not limited to detecting expenses, and technology service fees, all of which are incurred during the designing, building and delivering customized automation solutions process to customers. For the fiscal year ended June 30, 2022, the total cost of integrated solutions contracts was $422.2 million, compared to $336.5 million for the prior fiscal year, representing an increase of $85.8 million, or 25.5%. The increase was primarily due to an increase of $47.9 million in cost of equipment and materials, an increase of $8.1 million in labor cost, and an increase of $29.8 million in other manufacturing expenses. Of the total cost of integrated solutions contract revenue for the fiscal year 2022, cost of equipment and materials accounted for $285.5 million, compared to $237.5 million for the prior fiscal year; labor cost accounted for $65.9 million, compared to $57.8 million for the prior fiscal year; and other manufacturing expenses accounted for $70.9 million, compared to $41.1 million for the prior fiscal year. Of the total integrated solutions contracts revenue for the fiscal year 2022, cost of equipment and materials accounted for 49.8%, compared to 51.6% for the prior fiscal year; labor cost accounted for 11.5%, compared to 12.6% for the prior fiscal year; and other manufacturing expenses accounted for 12.4%, compared to 8.9% for the prior fiscal year. The cost components of integrated solutions contracts were determined and varied according to requirements of different customers.
Sales of products mainly represent sales of spare parts (either company manufactured or purchased from outside vendors) to customers for maintenance and replacement purposes. Given the fact that the products purchased from outside vendors have different functions and capabilities from our self-made products, we decide whether to purchase or manufacture the necessary products based on the needs and preferences of different customers while considering the efficiency factor. Therefore, as a percentage of the cost of products sold, the self-made products and purchased products have varied significantly from time to time. The cost of products sold for the fiscal year ended June 30, 2022 was $10.2 million, an increase of $5.0 million, compared to $5.3 million for the prior fiscal year.
As for the cost of the service rendered, our employees spend time and incur expenses while they are with the customers. From time to time, materials costs related to the service are incurred, especially for providing extended warranty services. The cost of service rendered for fiscal year ended June 30, 2022 was $35.6 million, representing an increase of $2.2 million, compared to $33.4 million for the prior fiscal year.
Gross margin
: For the fiscal year ended June 30, 2022, the overall gross margin was 33.8%, compared to 36.8% for the prior fiscal year. The gross margin for integrated solutions contracts was 26.4% for the year ended June 30, 2022, compared to 26.9% for the prior year. The decrease in gross margin for integrated solutions contracts was mainly due to our different sales mix during the fiscal year 2022. The gross margin for products sold was 73.4% for the fiscal year ended June 30, 2022, compared to 81.5% for the prior fiscal year. The gross margin for service rendered was 62.7% for the fiscal year ended June 30, 2022, compared to 68.1% for the prior fiscal year.
Selling expenses
: Selling expenses mainly consist of compensation, traveling and administrative expenses related to marketing, sales and promotion activities incurred by marketing departments. Selling expenses were $45.3 million for the fiscal year ended June 30, 2022, representing an increase of $10.1 million, or 28.7%, compared to $35.2 million for the prior fiscal year. As a percentage of total revenues, selling expenses accounted for 6.4% and 5.9% for the fiscal years ended June 30, 2022 and 2021, respectively.
General and administrative expenses
: General and administrative expenses mainly include compensation, traveling and other administrative expenses of non-sales-related departments, such as the finance department, information department and human resources department. General and administrative expenses amounted to $80.2 million for the fiscal year ended June 30, 2022, representing an increase of $10.3 million, or 14.7%, compared to $70.0 million for the prior fiscal year, which was primarily due to an increase of credit losses allowance and labor cost. As a percentage of total revenues, general and administrative expenses accounted for 11.3% and 11.8% for the fiscal years ended June 30, 2022 and 2021, respectively.
Research and development expenses
: Research and development expenses represent mostly employee compensation, materials consumed and experiment expenses related to specific new product research and development, as well as any expenses incurred for basic research on advanced technologies. For the fiscal year ended June 30, 2022, research and development expenses were $69.6 million, representing an increase of $13.6 million, or 24.4%, compared to $56.0 million for the prior fiscal year. As a percentage of total revenues, research and development expenses accounted for 9.8% and 9.4% for the fiscal years ended June 30, 2022 and 2021, respectively.

VAT refunds and government subsidies
: PRC tax administration provides refunds out of the value added tax (“VAT”) that they collect in order to encourage the research and development efforts of certain qualified enterprises. Some of our subsidiaries in China received such refunds. All VAT refunds that have no further conditions to be met are recognized in the consolidated statements of comprehensive income when cash or approval from the tax authorities is received. For the fiscal year ended June 30, 2022, VAT refunds were $22.4 million, representing an increase of $1.5 million, or 7.1%, compared to $20.9 million for the prior fiscal year. As a percentage of total revenues, VAT refunds accounted for 3.2% and 3.5% for the fiscal years ended June 30, 2022 and 2021, respectively.
PRC governments also provide financial subsidies to encourage research and development efforts of certain qualified enterprises. Some of our subsidiaries received such subsidies. For the government subsidies that have no further conditions to be met, the funds received are recognized in the consolidated statements of comprehensive income; for the subsidies that have certain operating conditions yet to be met, the funds received are recorded as liabilities and will be released to income when the conditions are met. Government subsidy income amounted to $7.9 million for the fiscal year ended June 30, 2022, representing a decrease of $1.3 million, or 13.9%, compared to $9.2 million for the prior fiscal year.
Income from operations
: Income from operations decreased by $12.7 million from $87.2 million for the fiscal year ended June 30, 2021 to $74.5 million for the fiscal year ended June 30, 2022. The decrease was mainly due to the increase of $33.8 million in the operating expenses.
Interest income
: For the fiscal year ended June 30, 2022, interest income decreased by $1.4 million, or 10.1%, to $12.7 million from $14.1 million for the prior fiscal year. As a percentage of total revenue, interest income accounted for 1.8% and 2.4% for the fiscal years ended June 30, 2022 and 2021, respectively. The interest income was mainly earned from short-term investments and cash and cash equivalents.
Interest expenses
: For the fiscal year ended June 30, 2022, interest expenses increased by $0.2 million, or 32.2%, to $0.7 million from $0.6 million for the prior fiscal year. As a percentage of total revenue, interest expenses accounted for 0.1% and 0.1% for the fiscal years ended June 30, 2022 and 2021, respectively. The interest expenses were incurred by the short-term and long-term loans/bonds we had.
Other income, net
: For the fiscal year ended June 30, 2022, the other income, net decreased by $8.3 million to $2.2 million from $10.5 million for the prior fiscal year.
Income tax expenses
: For the fiscal year ended June 30, 2022, income tax expenses were $16.6 million for financial reporting purposes, representing a decrease of $3.9 million, as compared to $20.6 million for the prior fiscal year. The effective tax rate for the current fiscal year is 16.7%, as compared to 18.7% for the prior fiscal year.
Net loss attributable to non-controlling interests
: The non-controlling interests of the Company include non-controlling shareholders’ interests in each subsidiary. The net loss attributable to non-controlling interest amounted to $0.2 million and $0.4 million for the fiscal years ended June 30, 2022 and 2021, respectively.
Net income and earnings per share attributable to Hollysys
: For the fiscal year ended June 30, 2022, net income attributable to Hollysys amounted to $83.2 million, representing a decrease of $6.5 million, as compared to $89.7 million for the prior fiscal year. The basic and diluted earnings per share were $1.36 and $1.35 for the fiscal year ended June 30, 2022, as compared to $1.48 and $1.46 for the prior fiscal year, representing a decrease of $0.12 and $0.11, respectively. The decrease was primarily due to the lower net income attributable to Hollysys compared to the fiscal year ended June 30, 2021.
Comparison of Fiscal Years Ended June 30, 2021 and 2020
For a detailed description of the comparison of our operating results for the fiscal year ended June 30, 2021 to the fiscal year ended June 30, 2020, see “Item 5.A. Operating Results—Results of Operations—Comparison of Fiscal Years Ended June 30, 2021 and 2020” of our annual report on Form 20-F for the fiscal year ended June 30, 2021 filed with the Securities and Exchange Commission on February 18, 2022.

B. Liquidity and Capital Resources
Cash Flow and Working Capital
As of June 30, 2022, we had total assets of $1,671.8 million, of which cash and cash equivalents amounted to $679.8 million, short-term investments amounted to $12.2 million, accounts receivable amounted to $317.8 million and inventories amounted to $91.2 million. As of June 30, 2022, our working capital was $978.0 million, our equity was $1,165.3 million and our current ratio was 3.0.
As of June 30, 2022, we had available lines of credit from various banks in the PRC, Singapore and Malaysia in an aggregate amount of $441.3 million, of which $111.1 million was utilized and $330.2 million was available for use. These lines of credit were secured by the pledge of restricted cash and buildings with a carrying value of $36.1 million and $2.7 million, respectively.
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
The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the fiscal years ended June 30, 2020, 2021 and 2022:

(In USD thousands)	Fiscal Years Ended June 30,
	2020	2021	2022
Net cash provided by operating activities	$175,124	$79,283	$54,526
Net cash (used in)/provided by investing activities	$(187,580)	$270,258	$13,257
Net cash used in financing activities	$(18,213)	$(12,218)	$(19,556)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	$(8,621)	$39,127	$(24,747)
Net (decrease) increase in cash, cash equivalents and restricted cash	$(39,290)	$376,450	$23,480
Cash, cash equivalents and restricted cash, beginning of year	$358,387	$319,097	$695,547
Cash, cash equivalents and restricted cash, end of year	$319,097	$695,547	$719,027
Operating Activities
For the fiscal year ended June 30, 2022, net cash provided by operating activities was $54.5 million. The net cash inflow of operating activities in fiscal year 2022 primarily consisted of net income of $83.0 million, $32.9 million generated from non-operating items and non-cash items, and $61.3 million used in working capital. Changes in working capital were attributable to a decrease in account receivables of $11.8 million, a decrease in costs and estimated earnings in excess of billings of $39.8 million, a decrease in inventories of $40.0 million, a decrease in advances to suppliers of $14.3 million, an increase in accounts payable of $28.5 million, an increase of deferred revenue of $19.2 million, and a decrease in accruals and other payable of $16.4 million.
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
Investing Activities
For the fiscal year ended June 30, 2022, net cash provided by investing activities was $13.3 million. The net cash provided by investing activities in fiscal year 2022 mainly consisted of a cash inflow of $100.6 million for maturity of short-term investments, partially offset by a cash outflow of $64.4 million from maturity of short-term investments, and a cash outflow of $1.3 million from investment of an equity investee.
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
Financing Activities
For the fiscal year ended June 30, 2022, net cash used in financing activities was $19.6 million. The net cash used in financing activities in fiscal year 2022 mainly a payment of dividends of $19.8 million.
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
Material Cash Requirements
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
We estimate our liquidity needs for fiscal year 2023 will be primarily related to the repayment of bank borrowings and capital expenditures. Our long-term liquidity needs will relate primarily to working capital to pay our suppliers, and third-party manufacturers, as well as any increases in manufacturing capacity or acquisitions of third party businesses that we may seek in the future. We expect to meet these requirements primarily through our current cash holdings, revolving bank borrowings, as well as our cash flow from operations.

Capital Expenditures
Our capital expenditures are incurred primarily in connection with purchase of the property, plant and equipment for manufacturing and operations. Our capital expenditures were $8.1 million, $18.1 million and $26.4 million, in fiscal years ended June 30, 2020, 2021 and 2022, respectively. We intend to fund our future capital expenditures with our existing cash balance and cash generated from operating activities. We will continue to make capital expenditures to meet the expected growth of our business. For fiscal year 2023, we expect that our capital expenditures will be approximately $47.8 million, mainly related to the purchase of the property, plant and equipment for manufacturing and operations.
Contractual Obligations
The following table sets forth our contractual obligations, including long-term loans and operating leases and capital and operational commitments as of June 30, 2022.

(In USD thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term & Long-term Loans
-Principal	15,710	15,276	266	77	91
-Interest	73	23	21	8	21
Operating Lease Obligations (1)	4,145	2,712	1,331	102	—
Purchase Obligations (2)	331,895	218,487	73,742	27,813	11,853
Capital Obligations (3)	47,426	41,553	5,873	—	—
Standby Letters of Credit (4)	629	629	—	—	—
Performance Guarantees (5)	75,406	32,308	41,013	2,085	—

Total	475,284	310,988	122,246	30,085	11,965

Notes:
(1)	Operating lease obligations represent the future minimum payments under non-cancelable operating leases.
(2)
As of June 30, 2022, we had $331.9 million in purchase obligations for the coming fiscal years, for purchases of inventories and subcontracts. The inventories will be mainly used for fulfilling existing contracts or new contracts resulted from the expansion of our operations.

(3)	As of June 30, 2022, we had $47.4 million in capital obligations for the coming fiscal year, mainly for the construction of facilities.
(4)
We have issued letters of credit to our suppliers to serve as assurance of payment, and issued to our subsidiaries as comprehensive credit. When a letter of credit is issued, a proportion of the total amount covered by the letter of credit may be required to be deposited in the bank, and is not available until the payment has been settled or the letter of credit has expired. As of June 30, 2022, we had $0.6 million in standby letters of credit obligations.

(5)
We have provided performance guarantees to our customers to serve as assurance of performance for the contractual obligations. When a performance guarantee is issued, a proportion of the total guarantee amount may be required to be deposited in the bank, and is not available until the guarantee is expired. As of June 30, 2022, we had $75.4 million of outstanding performance guarantees obligation, with $3.0 million of restricted cash deposited in banks for performance guarantees.

Other than the contractual obligations and commercial commitments set forth above, we did not have any other long-term debt obligations, operating lease obligations, capital commitments, purchase obligations or other long-term liabilities as of June 30, 2022.
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
In respect of the transfer of cash by our subsidiaries incorporated in mainland China to Hollysys Automation Technologies Ltd., under applicable PRC laws and regulations, our PRC subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to allocate at least 10% of their accumulated profits each year, if any, to fund statutory reserves of up to 50% of the registered capital of the enterprise. Statutory reserves are not distributable as cash dividends except in the event of liquidation. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the fiscal years of 2020, 2021 and 2022, the amount of dividends distributed from our PRC subsidiaries to GTH and World Hope was nil and $36.7 million, respectively.
In respect of the transfer of cash by our subsidiary incorporated in Macau to Hollysys Automation Technologies Ltd., a company incorporated in Macau may be prohibited from distributing dividends depending on the amounts of its equity capital, share capital, legal or statutory reserves, and whether it has accumulated losses, in each case in accordance with the requirements of the Macau Commercial Code. There is no foreign exchange or capital control restriction applicable to the dividend distributions by our Macau subsidiary.
In respect of the transfer of cash by our subsidiaries incorporated in Hong Kong to Hollysys Automation Technologies Ltd., according to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. There is no foreign exchange or capital control restriction applicable to the dividend distributions by our subsidiaries incorporated in Hong Kong.
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
For the fiscal years ended June 30, 2020, 2021 and 2022, World Hope, a subsidiary wholly owned by Hollysys Automation Technologies Ltd. through GTH and Clear Mind, borrowed loans of RMB400 million ($56.6 million), RMB400 million ($61.9 million) and RMB 1,300 million ($194.2 million), respectively, each with an interest rate of 0.5%, from Hollysys Group. For the fiscal years ended June 30, 2020, 2021 and 2022, World Hope repaid loans of RMB 450 million ($63.7 million), RMB 400 million ($61.9 million) and RMB 1,300 million ($194.2 million) to Hollysys Group, respectively.
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
In order to meet the needs of our business development, we plan to build a research and development center in Xi’an, including research and development, design, testing and staff offices. The construction and operation of the Xi’an infrastructure project is in line with our long-term development strategy and is of strategic importance to our long-term development. We expect to complete the construction in 2023.
See also “Item 4. Information on the Company—B. Business Overview—Competition and Our Strengths—Strong technology, engineering and R&D capabilities.”
D. Trend Information
Other than as disclosed in the foregoing disclosures and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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
The Company reviews and updates the estimated total costs of the contracts at least annually. Revisions to contract revenue and estimated total costs of the contracts are made in the period in which the facts and circumstances that cause the revision become known and are accounted for as changes in estimates. Unapproved change orders are considered claims. Claims are recognized only when it has been awarded by customers. Excluding the impact of change orders, if the estimated total costs of integrated solutions contracts, which were revised during the years ended June 30, 2020, 2021 and 2022, had been used as a basis of recognition of integrated solutions contracts revenue since the contract commencement, net income for the years ended June 30, 2020, 2021 and 2022, would have been decreased by $14,181 thousand, $13,528 thousand and $28,473 thousand, respectively; basic net income per share for years ended June 30, 2020, 2021 and 2022, would have been decreased by $0.23, $0.22 and $0.47, respectively; and diluted net income per share for the years ended June 30, 2020, 2021 and 2022, would have decreased by $0.23, $0.22 and $0.46, respectively. Revisions to the estimated total costs for the years ended June 30, 2020, 2021 and 2022, were made in the ordinary course of business.
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
Excluding the impact of change orders, if the estimated total costs of service contracts, which were revised during the year ended June 30, 2022, had been used as a basis of recognition of service contract revenue since the contract commencement, net income for the year ended June 30, 2020, 2021 and 2022, would have been decreased by $4,603 thousand, $9,735 thousand and $7,450 thousand, respectively, basic net income per share for year ended June 30, 2020, 2021 and 2022, would have been decreased by $0.08, $0.16 and $0.12, respectively; and diluted net income per share for the year ended June 30, 2020, 2021 and 2022, would have decreased by $0.08, $0.16 and $0.12, respectively. Revisions to the estimated total costs for the year ended June 30, 2022 were made in the ordinary course of business.
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
The Company’s goodwill outstanding at June 30, 2022 was related to the acquisitions of Beijing Hollysys Industrial Software Company Ltd (“Hollysys Industrial Software”), Shandong Lukang and Hollysys Intelligent.
The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the test in accordance with ASC 350-20. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the quantitative impairment test, compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Company is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.
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
The Company elected to assess goodwill for impairment process for Hollysys Intelligent for the year ended June 30, 2022, with the assistance of a third-party appraiser. The judgment in estimating the fair value of Hollysys Intelligent includes forecasts of the amount and timing of expected future cash flows, which are based on management’s best estimates of forecasted revenue, gross profit, operating expenses, future capital expenditures and working capital levels, as well as the discount rate, which is determined using the Weighted Average Cost of Capital and Capital Asset Pricing Model approach and the selection of comparable companies operating in similar businesses. The fair value of Hollysys Intelligent exceeded its carrying amount as of June 30, 2022, and no goodwill impairment charge was recorded in the consolidated statement of comprehensive income for the year ended June 30, 2022 based on results of the goodwill impairment test.
There are uncertainties surrounding the amount and timing of future expected cash flows as they may be impacted by negative events such as uncertainty of the impact of COVID-19 pandemic, a slowdown in industrial automation engineering sector, deteriorating economic conditions in the geographical areas Hollysys Intelligent operates in, increasing competitive pressures and fewer than expected industrial automation solution contracts awarded to Hollysys Intelligent. These events can negatively impact demand for Hollysys Intelligent’s services and result in actual future cash flows being less than forecasted or delays in the timing of when those cash flows are expected to be realized. Further, the timing of when actual future cash flows are received could differ from the Company’s estimates, which do not factor in unexpected delays in project commencement or execution.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth certain information regarding our current directors and senior management.

Name	Age	Position
Li QIAO	65	Chairwoman and Director
Changli WANG	58	Chief Executive Officer, Chief Strategy Officer and Director
Jianyun CHAI	61	Director
Kok Peng TEH	74	Director
Khiaw Ngoh TAN	65	Director
Chit Nim (Colin) SUNG	56	Deputy Chief Executive Officer
Steven WANG	54	Chief Financial Officer
Yue XU	61	Co-Chief Operating Officer
Lei FANG	45	Co-Chief Operating Officer
Chunming HE	54	Chief Technology Officer
Hongyuan SHI	53	Chief Human Resource Officer
Chuan (Arden) XIA	38	Chief Public Relations Officer
Ms. Li QIAO
, has been a Director of the Board since January 2017 and has been serving as the Chairwoman of the Board since July 2020. She is also a Director of Agriculture Resources Pte Ltd. From 2007 to 2010, she served as Chairwoman of the Company. From 1999 to 2008, she also served as Director of Beijing Hollysys Co., Ltd. From 1999 to 2000, she served as Vice President of Beijing Venture Capital Co., Ltd. From 1996 to 1998, she was Division Chief of the Zhongguancun Science Park Administration Commission. From 1989 to 1996, she was the Minister of Beijing New Technology Industry Development Experimental Zone. Ms. Qiao also has extensive experience in equity investment. She participated in establishing the first Beijing venture capital company, invested and successfully helped a number of companies listed in domestic and abroad. The investment projects that Ms. Qiao involved with include biological medicine, high-end equipment manufacturing, new energy, chemical and energy, agriculture, education, integrated circuits, aerospace, fast moving consumer goods, electronic information and other industries. She holds an IEMBA from Hong Kong University of Science and Technology.
Dr. Changli WANG
, has been a director of the Board, Chief Executive Officer and Chief Strategy Officer of the Company since he was invited to lead the Company again in 2022. Dr. WANG was the founder of Hollysys and had worked for HollySys for over 20 years. Before his retirement in 2013, he was the director of the board and the CEO of the Company from September 2007 to November 2013 and served as Chairman of the board from May 2010 to November 2013. Dr. Changli Wang worked for the No. 6 Institute of Electronic Industry Department before he established Hollysys entity in 1993. Dr. Changli Wang also has been the Vice Chairman of the Chinese Automation Association since 2003. Dr. Changli Wang received his Bachelor’s degree in Automation from Tianjin University in 1984 and his PhD in Automation from Lancaster University in 1988.
Dr. Jianyun CHAI,
 has been serving as a member of the Board of Directors of the Company since June 2008. Dr. Chai is currently a professor of the Institute of Power Electronic and Electrical Machine System at Tsinghua University in China. Before he joined Tsinghua University as an Associate Professor in 1999, Dr. Chai spent eight years working in the motor and information industries in Japan. Dr. Chai is also a member of various societies and organizations, including the China Renewable Energy Society, the Chinese Society for Electrical Engineering, and the China Institute of Communications. Dr. Chai received a Bachelor’s degree and a PhD degree in Electrical Engineering from Tsinghua University in 1984 and 1989.

Dr. Kok Peng TEH
, has been serving as a member of the Board of Directors of the Company since September 2020. He is Chairman of Azalea Asset Management, and is a board member of Fullerton Health Corporation, Seviora Holdings Pte Ltd and Singlife Holdings Ltd. He chairs the East Asia Institute, National University of Singapore. He is also a member of the International Advisory Board of CMC Corporation and the Trilateral Commission. Dr. Teh retired from GIC at June 2011 and stayed on as an adviser for two years after that. Before his retirement, he was President of GIC Special Investments from April 1999 to June 2011. Prior to that, he was concurrently a deputy managing director of GlC and the Monetary Authority of Singapore. He began his career with the World Bank in 1975 under its Young Professionals Program in Washington D.C. Dr Teh obtained First Class Honours in Economics at La Trobe University in Australia, a D Phil. In Economics at Nuffield College, Oxford University, and attended the Advanced Management Program at Harvard Business School in the fall of 1989.
Ms. Khiaw Ngoh TAN
, has been serving as a member of the Board of Directors of the Company since September 2020. She has over 37 years of experience in the audit profession, including 23 years as an audit partner. Ms Tan has been an independent director of Singapore Land Group Limited (formerly known as United Industrial Corporation Limited), a public company listed on Singapore Stock Exchange since February 2020 and a member of its audit and risk committee. She has served as the Chair of the audit and risk committee since September 2021. From April 1994 to June 2017 when she retired, she was an audit partner at PricewaterhouseCoopers, Singapore. From September 2008 to August 2011, she was seconded to the Shanghai office of PricewaterhouseCoopers as an assurance partner. As an assurance partner, Ms. Tan was involved in reporting accountant’s role for companies seeking listing on the Singapore Stock Exchange and while working in Shanghai, she was also involved in listing of companies on Nasdaq and NYSE and was also the partner responsible for the audits of these companies. Ms. Tan is a fellow chartered accountant of Singapore. She received her Bachelor of Commerce (Accountancy) from Nanyang University, Singapore.
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
Mr. Steven WANG
, joined the Company in June 2018. He has many years of experience in financial controlling, accounting and budgeting, tax planning and corporate investment in various investment institutions and multinational corporations, with deep familiarity with rules and regulations of US and Chinese capital markets. Prior to joining Hollysys, Mr. Wang served as the Chief Financial Officer and Vice President of Xinhua Lian Investment Co., Ltd., a subsidiary of a top 500 company in China. From 2005 to 2012, Mr. Wang worked at various managerial positions at Globe Specialty Metals Inc. and Zhonglian Zhongke Co., Ltd., a Hong Kong Stock Exchange listed company. Mr. Wang received an MBA degree in Finance from the Wharton School, the University of Pennsylvania.
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
Dr. Chunming HE
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
Mr. Hongyuan SHI
is the vice president of Hollysys Group and the executive vice president of the research institute of Hollysys Group, who is in charge of product and strategy. Mr. Shi joined Hollysys in 1997. From 1997 to 2008, he was working in the research and development department and served as associate head of technology center and head of product center. From 2009 to 2015, he was working in the business departments and served as head of subway business and head of industrial automation business. He has been serving as the vice president of Hollysys Group since 2016. Mr. Shi received his Master and Bachelor degree in precision instrument from Tsinghua University.
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
B. Compensation
Compensation of Directors and Executive Officers
The aggregate cash compensation paid to our executive officers as a group was $2,675,753 for the fiscal year ended June 30, 2022. For the fiscal year ended June 30, 2022, the aggregate amount of cash compensation paid to our directors who served between July 1, 2021 and June 30, 2022 as a group was $2,335,000. We pay each of our non-employee directors a monthly fee as compensation for the services to be provided by him or her as a non-employee director. We also reimburse our non-employee directors for out-of-pocket expenses incurred in attending meetings. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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
Types of Awards.
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
We had granted options and restricted shares to our directors, executive officers and other employees. As of September 2, 2022, under the 2015 Equity Plan, there were (i) 561,025 ordinary shares underlying outstanding options, of which 245,140 had vested and become exercisable; and (ii) 1,558,300 restricted shares issued and outstanding.

The following table summarizes, as of September 2, 2022, the ordinary shares underlying outstanding options and restricted shares that we granted to our directors and executive officers, under the 2015 Equity Plan.

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
C. Board Practices
Terms of Directors and Executive Officers
Our board consisted of five directors for fiscal year 2022. Our directors are not subject to a term of office limitation, and hold office until the next annual meeting of members or until such director’s earlier resignation, removal from office, death or incapacity. Any vacancy on our board resulting from death, resignation, removal or other cause, and any newly created directorship resulting from any increase in the authorized number of directors between meetings of members, may be filled either by the affirmative vote of a majority of all the directors then in office (even if less than a quorum) or by a resolution of members. In addition, the service agreement between us and the directors do not provide benefits upon termination of their services. In connection with the adoption of Rights Plan in August 2010, we amended our memorandum and articles of association to provide that directors may only be removed by shareholders for cause.
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

Committees of Board of Directors
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
Corporate Governance and Nominating Committee
Our corporate governance and nominating committee consists of Dr. Jianyun CHAI, Dr. Kok Peng TEH and Ms. Khiaw Ngoh TAN, with Dr. CHAI acting as the Chair. Our board has determined that each member of the corporate governance and nominating committee satisfies the “independence” requirements of Section 5605 of the NASDAQ Listing Rules. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending to the Board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board the directors to serve as members of the board’s committees; and

•	monitoring compliance with our Corporate Governance Guidelines.
Board Diversity
The board diversity matrix is set out below.

Board Diversity Matrix (as of September 2, 2022)
Country of Principal Executive Offices	China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	5
D. Employees
We had 4,398, 3,876 and 3,598 employees as of June 30, 2022, 2021 and 2020, respectively. As of June 30, 2022, there were 3,793 employees located in China and 605 employees outside China. The following table sets forth our employees as of June 30, 2022 based on their functional areas within the Company:

Category	China	Overseas	Total
Sales & Marketing	580	15	595
Research and development	1,118	—	1,118
Engineering	1,288	511	1,799
Production	389	6	395
Management	418	73	491

Total	3,793	605	4,398

We believe that our relationship with our employees is good. The remuneration payable to employees includes basic salaries and bonuses. We have not experienced any significant problems or disruption to our operations due to labor disputes, nor have we experienced any difficulties in recruitment and retention of experienced staff. As required by applicable laws of China, Singapore, Malaysia, Hong Kong, Dubai, India, Qatar, Macau and Indonesia, we have entered into employment contracts with all of our officers, managers and employees.
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
E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 2, 2022 by (i) each of our officers and directors; and (ii) each person who is known by us to beneficially own more than 5% of our ordinary shares.
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
As of September 2, 2022, a total of 61,963,074 ordinary shares are outstanding. The table below does not include any preferred shares or ordinary shares that may be issued under the Amended and Restated Rights Plan of the Company.

		Ordinary Shares Beneficially Owned as of September 2, 2022
	Title (if any)	Number		%
Officers and Directors †
Li QIAO	Chairwoman	689,338	(1)	1.11
Changli WANG	Director, Chief Executive Officer and Chief Strategy Officer	1,306,942	(2)	2.11
Jianyun CHAI	Director	*		*
Kok Peng TEH	Director	*		*
Khiaw Ngoh TAN	Director	*		*
Chit Nim (Colin) SUNG	Deputy Chief Executive Officer	*		*
Steven WANG	Chief Financial Officer	*		*
Yue XU	Co-Chief Operating Officer	*		*
Lei FANG	Co-Chief Operating Officer	842,570	(3)	1.36
Chunming HE	Chief Technology Officer	*		*
Hongyuan SHI	Chief Human Resource Officer	*		*
Chuan (Arden) XIA	Chief Public Relations Officer	*		*
All directors and officers as a group		3,548,139		5.71
5% Securities Holder
Davis Selected Advisers, L.P.		6,802,977	(4)	10.98
FIL Ltd		4,447,326	(5)	7.18
Ace Lead Profit Limited		4,144,223	(6)	6.69

*	Less than 1% of the total issued and outstanding shares.
†
The business address of each director and officer set forth in the table is c/o Hollysys Automation Technologies Ltd., No. 2 Disheng Middle Road, Beijing Economic-Technological Development Area, Beijing, China 100176.

(1)
Represents (i) 528,088 ordinary shares held by Ms. Li QIAO through Acclaimed Insight Investments Ltd, Glory Pearl International Ltd and Time Keep Investment Ltd., (ii) 88,750 vested restricted shares, (iii) 46,250 unvested restricted shares, and (iv) 26,250 ordinary shares underlying options exercisable within 60 days after September 2, 2022.

(2)	Represents ordinary shares held by Mr. Changli WANG through Excellent Link Enterprises Limited and Jewelake Capital Limited.
(3)
Represents (i) 749,076 ordinary shares held by Mr. Lei FANG through Golden Result Enterprises Limited and Gannan Times Holding Limited, (ii) 32,070 vested restricted shares (iii) 44,930 unvested restricted shares, and (iv) 16,494 ordinary shares underlying options exercisable within 60 days after September 2, 2022.

(4)	Represents 6,934,478 ordinary shares held by Davis Selected Advisers, L.P., as last reported in a Schedule 13G/A filed with the SEC on February 11, 2022.
(5)	Represents 4,380,844 ordinary shares held by FIL Ltd, as last reported in a Schedule 13G filed with the SEC on February 9, 2022.
(6)
Represents 4,144,223 ordinary shares held by Ace Lead Profits Limited, as reported in a Schedule 13D filed with the SEC on June 29, 2021. As set forth therein, Ace Lead Profits Limited is wholly owned and controlled by Baiqing Shao and Baiqing Shao may be deemed to be a beneficial owner of the shares held by Ace Lead Profits Limited.

Our board of directors have received notice from Hollysys Committee on Trust Interests (the “Committee”) that a legal action has been commenced in the Hong Kong High Court against Mr. Shao and Ace Lead on March 9, 2021 (the “Legal Action”), and the Hong Kong High Court will hold a hearing on jurisdiction dispute on October 19, 2022.
As there is a legal dispute in respect of the beneficial ownership of our shares held by Ace Lead and the beneficial ownership of the shares of Ace Lead held by Mr. Shao, we will make the necessary enquiries. Pending resolution of the Legal Action, such information set forth in the Schedule 13D is yet to be ascertained.
See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Dispute in connection with the ownership of Ace Lead Profits Limited (“Ace Lead”) may adversely impact us.”

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
B. Related Party Transactions
Due from related parties
We sell automation control systems to China Techenergy Co., Ltd. (“China Techenergy”), which are used for non-safety operations control in the nuclear power industry. China Techenergy is 40% owned by Beijing Hollysys. China Techenergy incorporates our non-safety automation control systems with their proprietary safety automated control systems to provide an overall automation and control system for nuclear power stations in China. We are not a party to the integrated sales contracts executed between China Techenergy and its customers. Our pro rata shares of the intercompany profits and losses are eliminated until realized through a sale to outside parties, as if China Techenergy were a consolidated subsidiary. As of June 30, 2022, the balance due from China Techenergy was $17.5 million, which balance has not been paid off as of the date of this report.
We sell products to Beijing Hollycon Medicine & Technology. Co., Ltd. (“Hollycon”). Hollycon incorporates our products with their automated systems to provide an integrated automation and control system to their customer. Hollycon is 30% directly owned by Hollysys Group Co., Ltd. As of June 30, 2022, the balance due from Hollycon was $15.1 million, which balance has not been paid off as of the date of this report.
Due to related parties
From time to time, we purchase products from China Techenergy. As of June 30, 2022, the balance due from us to China Techenergy was $2.0 million, which balance has not been paid off as of the date of this report.
Amounts due from and due to the related parties relating to the above transactions are unsecured, non-interest bearing and repayable on demand excluding the loan to related parties.
Other transactions with related parties
We purchase products from Ningbo Hollysys, which are used to provide an integrated automation and control system to our customers. As of June 30, 2022, the balance due from us to Ningbo Hollysys was $4.3 million, which balance has not been paid off as of the date of this report.
We also have transactions with other equity investees including Beijing Hollysys Machine Automation Co., Ltd. and Beijing Hollysys Digital Technology Co., Ltd. For more details, please refer to the related parties footnote disclosure in our audited financial statements included in this annual report.
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
As a BVI company, Hollysys Automation Technologies Ltd. may only declare and pay dividends if our directors are satisfied, on reasonable grounds, that immediately after the distribution (i) the value of our assets will exceed our liabilities and (ii) we will be able to pay our debts as they fall due. For details on the historical dividend information, see “—Item 10. Additional Information—F. Dividends and Paying Agents”.
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
See “—A. Offer and Listing Details.”
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
Exchange Controls in China
See our disclosures under “Item 4. Information on the Company—B. Business Overview—Regulation.”
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

Under the Arrangement between the Mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Taxation Arrangement, effective as of January 1, 2007, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of the equity of the PRC company distributing the dividends. Under the aforesaid arrangement, any dividends that our PRC operating subsidiaries pay to their Hong Kong holding companies may be subject to a withholding tax at the rate of 5% if they are not considered to be a PRC “resident enterprise” as described below. However, if the Hong Kong holdings companies are not considered to be the “beneficial owner” of such dividends under the Notice Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties promulgated by the State Administration of Taxation on October 27, 2009 (and not a PRC “resident enterprise”), such dividends would be subject to the withholding tax rate of 10%. The withholding tax rate of 5% or 10% applicable will have a significant impact on the amount of dividends to be received by us and ultimately by shareholders.
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
This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”), and the income tax treaty between the United States and the PRC (the “Treaty”), all as of the date hereof and any of which is subject to change, possibly with retroactive effect.
As used herein, the term “U.S. Holder” means a person eligible for Treaty benefits that is, for U.S. federal income tax purposes, a beneficial owner of ordinary shares and is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
Certain recent Treasury regulations (the “Foreign Tax Credit Regulations”) may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisors regarding the creditability or deductibility of any PRC taxes imposed on dividends on, or dispositions of, our ordinary shares. This discussion does not apply to investors in this special situation.
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
In the event that the Company is deemed to be a PRC resident enterprise for PRC tax purposes, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ordinary shares. See “—Taxation in China.” For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such creditable PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all such creditable foreign taxes paid or accrued in the relevant taxable year.
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
As described in “—Taxation in China” above, gains realized on the sale or other disposition of our shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect of any PRC tax on dispositions. The Foreign Tax Credit Regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ordinary shares if the U.S. Holder does not elect to apply the benefits of the Treaty. However, in that case it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex and U.S. Holders should consult their tax advisors regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability and deductibility of the PRC tax on disposition gains in their particular circumstances (including any applicable limitations).

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
Certain U.S. Holders who are individuals (and certain entities closely held by individuals) may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, generally on Form 8938, subject to exceptions (including an exception for financial assets held through a U.S. financial institution). U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to the ordinary shares.
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

Fiscal Year	Announcement Date	Record Date	Payment Date	Dividend Amount (per ordinary share)
2016	September 26, 2016	October 26, 2016	November 11, 2016	$0.20
2017	September 25, 2017	October 16, 2017	November 06, 2017	$0.12
2018	September 27, 2018	October 22, 2018	November 12, 2018	$0.18
2019	September 27, 2019	October 22, 2019	November 12, 2019	$0.21
2020	October 5, 2020	October 22, 2020	November 20, 2020	$0.20
2021	March 10, 2022	April 4, 2022	April 25, 2022	$0.32
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
Interest Rate Risk
We are exposed to interest rate risk primarily with respect to our bank loans. A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings as of June 30, 2022, would decrease income before income taxes by $0.2 million for the fiscal year ended June 30, 2022. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.
Foreign Exchange Risk
While our reporting currency is the U.S. dollar, 87.7% of our consolidated revenues and consolidated costs and expenses are denominated in RMB, and 97.6% of our assets are denominated in RMB, and the remaining are mainly denominated in SGD. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rates of the U.S. dollar, RMB and SGD. If the RMB or SGD depreciates against the U.S. dollar, the value of our RMB or SGD revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of shareholders’ equity. An average appreciation or depreciation of the RMB against the US dollar of 5% would increase or decrease our comprehensive income by $127,835 and $141,291, respectively. An average appreciation or depreciation of the SGD against the US dollar of 5% would increase or decrease our comprehensive income by $527,888 or $583,455 respectively, based on our current revenues, costs and expenses, assets, and liabilities denominated in RMB or SGD as of June 30, 2022.

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
Disclosure Controls and Procedures
As required by Rule 13a-15(e) and 15d-15(e) under the Exchange Act, our management has carried out an evaluation, with the participation and under the supervision of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2022.
Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.

Management conducted its evaluation of disclosure controls and procedures under the supervision of our chief executive officer and our chief financial officer. Based upon, and as of the date of this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2022.
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
Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2022. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 framework). Based on our assessment, management believes that, as of June 30, 2022, our internal control over financial reporting maintained, in all material respects, effective internal control over financial reporting as of June 30, 2022.
Attestation Report of the Registered Public Accounting Firm
Our independent registered public accounting firm has audited our internal control over financial reporting as of June 30, 2022 and has issued an attestation report, which appears on page F-5 of this annual report on Form 20-F.
Changes in Internal Control over Financial Reporting
Except for the matters described above, there has been no change in our internal control procedure over financial reporting during the fiscal year ended June 30, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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
In March 2006, our board of directors adopted a code of conduct, or Code of Conduct, which applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer. Our Code of Conduct addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, confidentiality, and reporting of violations of the code. A copy of the Code of Conduct was filed as Annex G to our registration statement on Form S-4 filed with the SEC on March 30, 2006 and is incorporated herein by reference. Our Code of Conduct is also posted on the corporate governance page of our website at
www.hollysys.com
. During the fiscal year ended June 30, 2022, there were no waivers from a provision of our Code of Conduct granted to our directors, officers or employees.

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
Set forth below are the total fees billed, on a consolidated basis, by the independent registered accounting firm or their affiliates for providing audit and other professional services in each of the last two fiscal years:

	Union Power		Ernst & Young
(in USD)	FY2022	FY2021	FY2021
Audit fees (1)	$1,075,000	$2,800,000	$1,206,143
Audit-related fees (2)	500,000	—	89,737
Tax fees (3)	—	—	31,834

Total	$1,575,000	$2,800,000	$1,327,714

Notes:

(1)	Audit fees were related to the audit of our annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings.
(2)	Audit-related fees include fees for services rendered related to our quarterly financial information for the fiscal years ended June 30, 2022 and 2021.
(3)	Tax fees were related to the tax service, including tax compliance and tax advice.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
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

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The following tables provide information about the shares purchased in each month of the fiscal year ended June 30, 2022.

Period	(a) Total number of Shares Purchased		(b) Average Price Paid per Share (in US$)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
July 1—31, 2021	—		—	—	—
August 1—31, 2021	—		—	—	—
September 1—30, 2021	—		—	—	—
October 1—31, 2021	—		—	—	—
November 1—30, 2021	—		—	—	—
December 1—31, 2021	—		—	—	—
January 1—31, 2022	—		—	—	—
February 1—28, 2022	—		—	—	—
March 1—31, 2022	1,055,000	(1)	17.16	—	—
April 1—30, 2022	—		—	—	—
May 1—31, 2022	93,682	(2)	14.73	—	—
June 1—30, 2022	41,736	(2)	14.72	—	—

Total	1,190,418		16.88	—	—

Notes:

(1)
Dr. Changli Wang, the CEO and director of Hollysys, through a special purpose vehicle beneficially owned and funded by him, purchased a total of 1,055,000 ordinary shares of the Company in the open market in compliance with applicable laws and regulations.

(2)	Certain members of the senior management of Hollysys purchased ordinary shares of the Company in open market transactions in compliance with applicable laws and regulations.
There were no other purchases of any class of registered equity securities of the Company by the Company or, to our knowledge, by any other affiliated purchaser.

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

We provided a copy of this disclosure in Item 16F to EYHM and requested that EYHM furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from EYHM addressed to the SEC is filed as Exhibit 15.2 to Form 20-F.
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

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16l.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
Our Audited Financial Statements for the Years Ended June 30, 2022, 2021 and 2020 are included at the end of this annual report.

ITEM 19.	EXHIBITS

Number	Description

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of the Form 6-K furnished to the SEC on January 8, 2021)

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

8.1	List of Subsidiaries

Number	Description

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

15.2
Letter from Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm, dated February 18, 2022 (Incorporated by reference to Exhibit 15.2 to the Annual Report on Form 20-F for the fiscal year ended June 30, 2021 filed with the Securities and Exchange Commission on February 18, 2022)

99.1
Hollysys Automation Technologies Ltd. 2015 Equity Incentive Plan (Incorporated by reference to Exhibit 99.1 of the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 18, 2015).

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
Date: September 22, 2022

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Hollysys Automation Technologies Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Hollysys Automation Technologies Ltd. (the “Company”) as of June 30, 2022 and 2021, and the related consolidated statements of comprehensive income, cash flows and stockholders’ equity for each of the three years in the period ended June 30, 2022, and the related notes (collectively referred to as the “consolidated financial statements”).
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2022, in conformity with U.S. generally accepted accounting principles.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of June 30, 2022, based on criteria established in Internal Control – Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated September
22
, 2022 expressed an unqualified opinion thereon.
Adoption of New Accounting Standard
As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses on financial instruments in the year ended June 30, 2021.
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

Allowance for Credit Loss – Accounts Receivable
Critical Audit Matter Description
As described in Notes 4 to the consolidated financial statements, the Company’s gross accounts receivable and allowance for credit loss were $395 million and $78 million as of June 30, 2022, respectively. The allowance is management’s estimate of expected credit losses after considering historical collection activity, the nature of the receivable, the current business environment and forecasts that may affect the customers’ ability to pay. Management estimated the allowance by segmenting accounts receivable based on certain credit risk characteristics, and determining an expected loss rate for each segment based on historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions.
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
How the Critical Audit Matter Was Addressed in the Audit
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing management’s process for estimating the allowance for credit loss by, (i) evaluating the appropriateness of the model, (ii) testing the completeness, accuracy and relevance of data used in the model, and (iii) evaluating the reasonableness of significant assumptions and judgments made by management to estimate the allowance for credit loss, including segmentations of accounts receivable based on certain risk characteristics as well as current and future economic conditions.

/s/ Union Power HK CPA Limited

We have served as the Company’s auditor since 2021.
Hong Kong
September 22 , 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Hollysys Automation Technologies Ltd.
Opinion on Internal Control Over Financial Reporting
We have audited Hollysys Automation Technologies Ltd.’s internal control over financial reporting as of June 30, 2022, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Hollysys Automation Technologies Ltd. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of June 30, 2022, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of June 30, 2022 and 2021, the related consolidated statements of comprehensive income, cash flows and stockholders’ equity for each of the three years in the period ended June 30, 2022, and the related notes and our report dated September
22
, 2022 expressed an unqualified opinion thereon.
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

/s/ Union Power HK CPA Limited

We have served as the Company’s auditor since 2021. Hong Kong September 22 , 2022 F-5

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In US dollars thousands except for number of shares and per share data)

		June 30,
	Notes	2021	2022
ASSETS
Current assets:
Cash and cash equivalents		$664,321	$679,754
Short-term investments		48,808	12,203
Restricted cash		25,294	38,486
Accounts receivable, net of allowance for credit losses of $66,839 and $77,603 as of June 30, 2021 and 2022, respectively	4	330,853	317,763
Costs and estimated earnings in excess of billings, net of allowance for credit losses of $11,835 and $12,178 as of June 30, 2021 and 2022, respectively	5	196,706	228,877
Accounts receivable retention	6	4,943	6,005
Other receivables, net of allowance for credit losses of $16,675 and $12,449 as of June 30, 2021 and 2022, respectively		18,937	26,100
Advances to suppliers		20,140	33,851
Amounts due from related parties	22	28,243	27,360
Inventories	3	47,912	91,243
Prepaid expenses		937	667
Income tax recoverable		464	258

Total current assets		1,387,558	1,462,567

Non-current assets:
Restricted cash		5,932	787
Costs and estimated earnings in excess of billings		1,230	3,021
Accounts receivable retention	6	4,397	6,561
Prepaid expenses		1	1
Property, plant and equipment, net	7	94,046	98,249
Prepaid land leases	8	16,568	12,447
Intangible assets, net	9	1,399	10,742
Investments in equity investees	11	60,166	46,581
Investments in securities		2,622	1,693
Goodwill	10	1,598	20,539
Deferred tax assets	19	12,480	4,540
Operating lease right-of-use assets	20	6,256	4,045

Total non-current assets		206,695	209,206

Total assets		$1,594,253	$1,671,773

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities (including amounts of the VIE without recourse to the primary beneficiary of $3,230 and $1,547 as of June 30, 2021 and 2022, respectively):
Short-term bank loans	13	—	66
Current portion of long-term loans	14	15,308	15,210
Accounts payable		140,235	173,953
Construction costs payable		1,292	92
Deferred revenue		184,543	206,222
Accrued payroll and related expenses		22,077	23,535
Income tax payable		3,508	4,509
Warranty liabilities	12	5,902	3,280
Other tax payables		6,373	11,587
Accrued liabilities		38,633	37,282
Amounts due to related parties	22	1,661	6,299
Current portion of o ther liability		—	3
Operating lease liabilities	20	3,098	2,518

Total current liabilities		422,630	484,556

Non-current liabilities (including amounts of the VIE without recourse to the primary beneficiary of nil and nil as of June 30, 2021 and 2022, respectively):
Accrued liabilities		4,569	3,349
Long-term loans	14	698	434
Accounts payable		982	1,556
Deferred tax liabilities	19	16,829	12,966
Warranty liabilities	12	3,649	1,722
Operating lease liabilities	20	2,928	1,282
Long-term o ther liabilities		—	80

Total non-current liabilities		29,655	21,389

Total liabilities		452,285	505,945

Commitments and contingencies	23	—	—
Stockholders’ equity:	16
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 61,367,337 shares and 61,962,449 shares issued and outstanding as of June 30, 2021 and 2022, respectively		61	62
Additional paid-in capital		233,768	243,476
Statutory reserves		64,449	77,263
Retained earnings		806,598	857,141
Accumulated other comprehensive income (loss)		32,814	(12,655)

Total Hollysys Automation Technologies Ltd. stockholders’ equity		1,137,690	1,165,287
Non-controlling interests		4,278	541

Total equity		1,141,968	1,165,828

Total liabilities and equity		$1,594,253	$1,671,773

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In US dollars thousands except for number of shares and per share data)

		Year ended June 30,
	Notes	2020	2021	2022
Net revenues
Integrated solutions contracts revenue (including revenue from related parties of $227, $1,446 and $2,288 for the years ended June 30, 2020, 2021 and 2022, respectively)		$414,272	$460,180	$573,567
Product sales (including revenue from related parties of $3,003, $8,186 and $4,018 for the years ended June 30, 2020, 2021 and 2022, respectively)		20,144	28,667	38,486
Revenue from services		68,911	104,619	95,409

Total net revenues		503,327	593,466	707,462
Costs of integrated solutions contracts (including purchases from related parties of $1,400, $1,860 and $1,214 for the years ended June 30, 2020, 2021 and 2022, respectively)		281,818	336,471	422,236
Costs of products sold (including purchases from related parties of $177, $1,198 and $519 for the years ended June 30, 2020, 2021 and 2022, respectively)		5,456	5,293	10,247
Costs of services rendered		25,485	33,423	35,622

Gross profit		190,568	218,279	239,357
Operating expenses
Selling		30,642	35,197	45,301
General and administrative		39,114	69,982	80,241
Goodwill impairment charge		35,767	—	—
Research and development (including research and development from related parties of $655, $212 and $208 for the years ended June 30, 2020, 2021 and 2022, respectively)		41,876	55,954	69,580
VAT refunds and government subsidies		(26,259)	(30,099)	(30,309)

Total operating expenses		121,140	131,034	164,813

Income from operations		69,428	87,245	74,544
Other income, net (including other income from related parties of $3,414, $2,445 and $2,830 for the years ended June 30, 2020, 2021 and 2022, respectively)		4,683	10,449	2,185
Foreign exchange gain (loss)		599	(6,219)	1,789
Gains on disposal of an investment in an equity investee		5,763	—	7,995
Losses on disposal of subsidiaries		—	—	(3)
Gains on disposal of an investment in securities		—	3,323	—
Impairment loss of investments in cost investees		—	—	(773)
Share of net income of equity investees		3,131	604	1,838
Interest income		13,060	14,131	12,698
Interest expenses		(306)	(553)	(731)
Dividend income from investments in securities		1,139	912	85

Income before income taxes		97,497	109,892	99,627
Income tax expenses	19	18,171	20,554	16,634

Net income		79,326	89,338	82,993

Less: Net loss attributable to non-controlling interests		(70)	(371)	(189)

Net income attributable to Hollysys Automation Technologies Ltd.		$79,396	$89,709	$83,182

Other comprehensive income, net of tax of nil
Translation adjustments		$(28,313)	$96,577	$(46,590)

Comprehensive income		51,013	185,915	36,403

Less: Comprehensive loss attributable to non-controlling interests		(387)	(125)	(1,310)

Comprehensive income attributable to Hollysys Automation Technologies Ltd.		$51,400	$186,040	$37,713

Net income per share:
Basic	21	$1.31	1.48	1.36
Diluted	21	$1.31	1.46	1.35
Shares used in net income per share computation:
Basic		60,478,717	60,566,709	61,007,806
Diluted		60,609,242	61,513,749	61,568,476

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US dollars thousands)

	Year ended June 30,
	2020	2021	2022
Cash flows from operating activities:
Net income	$79,326	$89,338	$82,993
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	8,483	9,959	10,263
Amortization of prepaid land leases	384	454	382
Amortization of intangible assets	300	316	1,356
Allowance for credit losses	690	8,656	16,122
Gain on disposal of long-lived assets	(67)	(7)	(75)
Impairment loss on property, plant and equipment	17	—	—
Goodwill impairment charge	35,767	—	—
Share of net income of equity investees	(3,131)	(604)	(1,838)
Dividends received from an equity investee	—	91	—
Loss on disposal of subsidiaries	—	—	3
Impairment loss on investment in a cost investee			773
Gains on disposal of an investment of an equity investee	(5,763)	—	(7,995)
Gain on disposal of an investment in securities	—	(3,323)	—
Share-based compensation expenses	410	9,724	9,709
Deferred income tax expenses (benefit)	6,414	(5,838)	4,179
Accretion of convertible bond	57	—	—
Other income, net	—	(6,724)	—
Changes in operating assets and liabilities:
Accounts receivable and retention	30,894	(88,854)	(11,807)
Costs and estimated earnings in excess of billings	3,186	3,049	(39,839)
Inventories	(6,474)	4,657	(40,007)
Advances to suppliers	(4,745)	(1,253)	(14,274)
Other receivables	(1,897)	11,183	(3,425)
Prepaid expenses	(19)	(268)	257
Due from related parties	11,988	6,784	4,903
Accounts payable	15,010	10,178	28,470
Deferred revenue	1,825	31,432	19,221
Accruals and other payable	(1,663)	(966)	(16,417)
Due to related parties	(1,819)	(1,915)	4,638
Income tax payable	3,335	514	1,423
Other tax payables	2,616	2,700	5,511

Net cash provided by operating activities	$175,124	$79,283	$54,526
Cash flows from investing activities:
Purchases of short-term investments	(426,846)	(147,237)	(64,383)
Maturity of short-term investments	242,174	443,095	100,562
Purchases of property, plant and equipment	(8,098)	(18,131)	(26,369)
Proceeds from disposal of property, plant and equipment	983	314	140
Investments made in equity investees	—	(9,459)	(1,261)
Proceeds from disposal of a subsidiary	—	—	3,797
Proceeds received from disposal of equity investments	4,458	5,187	9,497
Acquisition of a subsidiary, net of cash acquired	(251)	(9,406)	(8,726)

Proceeds received from investment in equity securities without readily determinable fair value	—	5,895	—

Net cash (used in) provided by investing activities	(187,580)	270,258	13,257
Cash flows from financing activities:
Proceeds from short-term bank loans	$2,371	$—	$128
Repayments of short-term bank loans	(4,243)	—	(59)
Proceeds from long-term bank loans	15,423	520	875
Repayments of long-term bank loans	(437)	(633)	(673)
Capital contributions from subsidiaries’ non-controlling interest shareholders	2,139	—	—
Payment of dividends	(12,713)	(12,107)	(19,827)
Principal repayment of convertible bond	(20,753)	—	—
Proceeds from issuance of shares of a subsidiary	—	2	—

Net cash used in financing activities	(18,213)	(12,218)	(19,556)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(8,621)	39,127	(24,747)

Net (decrease) increase in cash, cash equivalents and restricted cash	$(39,290)	$376,450	$23,480

Cash, cash equivalents and restricted cash, beginning of year	358,387	319,097	695,547

Cash, cash equivalents and restricted cash, end of year	$319,097	$695,547	$719,027

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	288,782	664,321	679,754
Current portion of restricted cash	8,663	25,294	38,486
Non-current portion of restricted cash	21,652	5,932	787

Total cash, cash equivalents and restricted cash	319,097	695,547	719,027

Supplemental disclosures of cash flow information:
Interest expense paid	$306	$553	$731
Income tax paid	$8,772	$16,804	$15,632
Supplemental disclosures of non-cash information:
Acquisition of property, plant and equipment included in construction costs payable and accrued liabilities	$6,759	$477	$5,987

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In US dollars thousands except for number of shares)

	Ordinary shares		Additional paid-in capital	Statutory reserves	Retained earnings	Accumulated other comprehensive income	Total Hollysys Automation Technologies Ltd. stockholders’ equity	Non-controlling interest	Total equity
Balance at June 30, 2019	60,342,099	$60	$223,634	$48,698	$708,515	$(35,521)	$945,386	$1,774	$947,160

Issuance of ordinary shares	195,000	1	(1)	—	—	—	—	—	—
Share-based compensation	—	—	410	—	—	—	410	—	410
Net income for the year	—	—	—	—	79,396	—	79,396	(70)	79,326
Appropriations to statutory reserves	—	—	—	725	(725)	—	—	—	—
Dividend paid	—	—	—	—	(12,713)	—	(12,713)	—	(12,713)
Capital contribution from subsidiaries’ non-controlling interest shareholders	—	—	—	—	—	—	—	3,016	3,016
Translation adjustments	—	—	—	—	—	(27,996)	(27,996)	(317)	(28,313)

Balance at June 30, 2020	60,537,099	$61	$224,043	$49,423	$774,473	$(63,517)	$984,483	$4,403	$988,886

Issuance of ordinary shares	830,238	—	1	—	—	—	1	—	1
Share-based compensation	—	—	9,724	—	—	—	9,724	—	9,724
Net income for the year	—	—	—	—	89,709	—	89,709	(371)	89,338
Appropriations to statutory reserves	—	—	—	15,026	(15,026)	—	—	—	—
Dividend paid	—	—	—	—	(12,107)	—	(12,107)	—	(12,107)
Translation adjustments	—	—	—	—	—	96,331	96,331	246	96,577
Effect of change in accounting principle - ASC 326	—	—	—	—	(30,451)	—	(30,451)	—	(30,451)

Balance at June 30, 2021	61,367,337	$61	$233,768	$64,449	$806,598	$32,814	$1,137,690	$4,278	$1,141,968

Issuance of ordinary shares	595,112	1	(1)	—	—	—	—	—	—
Share-based compensation	—	—	9,709	—	—	—	9,709	—	9,709
Net income for the year	—	—	—	—	83,182	—	83,182	(189)	82,993
Appropriations to statutory reserves	—	—	—	12,812	(12,812)	—	—	—	—
Dividend paid	—	—	—	—	(19,827)	—	(19,827)	—	(19,827)
Capital contribution from subsidiaries’ non-controlling interest shareholders	—	—	—	—	—	—	—	695	695
Deconsolidation of a subsidiary	—	—	—	2	—	—	2	(3,122)	(3,120)
Translation adjustments	—	—	—	—	—	(45,469)	(45,469)	(1,121)	(46,590)

Balance at June 30, 2022	61,962,449	$62	$243,476	$77,263	$857,141	$(12,655)	$1,165,287	$541	$1,165,828

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022
(Amounts in thousands except for number of shares and per share data)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 - ORGANIZATION AND BUSINESS BACKGROUND
The Company, its subsidiaries and the VIE described below, (collectively the “Group”) are principally engaged in the manufacture, sale and provision of integrated automation systems and services, mechanical and electrical solution services and installation services in the PRC, Southeast Asia and the Middle East.
Hollysys Automation Technologies Ltd. (“Hollysys” or the “Company”) was established under the laws of the British Virgin Islands (“BVI”) on February 6, 2006.
As of June 30, 2022, the Company had subsidiaries incorporated in countries and jurisdictions including the People’s Republic of China (“PRC”), Singapore, Malaysia, Macau, Hong Kong, BVI, India, Qatar, Indonesia, and Philippines.
The Company makes a determination at the inception of each arrangement whether an entity in which the Company has made an investment or in which the Company has other variable interests is considered a variable interest entity (“VIE”). The Company consolidates a VIE when it is deemed to be the primary beneficiary. The primary beneficiary of a VIE is the party that meets both of the following criteria: (i) has the power to make decisions that most significantly affect the economic performance of the VIE; and (ii) has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. Periodically, the Company determines whether any changes occurred requiring a reassessment of whether it is the primary beneficiary of a VIE. If the Company is not deemed to be the primary beneficiary in a VIE, the investment or other variable interests in a VIE is accounted for in accordance with applicable Generally Accepted Accounting Principles (“GAAP”).
In November 2015, CECL was established in Doha, Qatar, by CCPL, a wholly-owned subsidiary of the Company incorporated under the laws of Singapore, and a Qatar citizen as a nominee shareholder, with 49% and 51% of equity interest in CECL, respectively.
Through a series of contractual arrangements signed in November 2015 and September 2016, CCPL is entitled to appoint a majority of the directors of CECL who have the power to direct the activities that significantly impact CECL’s economic performance. In addition, CCPL is entitled to 99%
of the variable returns or loss from CECL’s operations. In accordance with Accounting Standards Codification (“ASC”) 810,
Consolidation
, despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between CCPL and CECL through the series of contractual arrangements and CCPL is considered the primary beneficiary of CECL, which is a VIE. Therefore, CECL ha
s
 been consolidated by the Company since inception.
The following tables set forth the financial statement balances and amounts of the VIE that were included in the consolidated financial statements:

	June 30,
	2021	2022
Current assets	$5,588	$3,391
Non-current assets	37	6

Total assets	5,625	3,397

Current liabilities	$3,230	$1,547

Total liabilities	3,230	1,547

	Year ended June 30,
	2021	2022
Net revenue	$46	$7
Cost of revenue (1)	(2,177)	(1,474)
Net profit	2,223	1,481
Net cash used in operating activities	(451)	(323)

(1)	Cost of revenue is negative because of the reversal of warranties provision which was overprovided in previous years.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
(Amounts in thousands except for number of shares and per share data)

As of June 30, 2022, the current assets of the VIE included amounts due from subsidiaries of the Group amounting to $2,403 (June 30, 2021: $4,151), and the current liabilities of the VIE included amounts due to subsidiaries of the Group amounting to $325 (June 30, 2021: $121), which were all eliminated upon consolidation by the Company. Creditors of the VIE do not have recourse to the general credit of the Company for the liabilities of the VIE. The Company is obligated to absorb the VIE’s expected losses and to provide financial support to the VIE if required.
For the years ended June 30, 2021 and 2022, the Company has not provided financial support other than that for which it was contractually required to provide. The Company believes that there are no assets of the VIE that can be used to settle only the obligations of the VIE.
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
Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management evaluates estimates, including those related to the expected total costs of integrated solutions contracts and service contracts, allowance for current expected credit losses, fair value of the retained equity interest of a former subsidiary, warranties, valuation allowance of deferred tax assets, impairment of goodwill and other long-lived assets, goodwill related to the acquisition of Beijing Hollysys Intelligent Technologies Co., Ltd (“Hollysys Intelligent”), provision for loss contracts, incremental borrowing rate (“IBR”) for operating leases and net realizable value of inventory. Management’s estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ
materially from those estimates.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
(Amounts in thousands except for number of shares and per share data)

Foreign currency translations and transactions
The Company’s functional currency is the United States dollars (“US dollars” or “$”); whereas the Company’s subsidiaries and VIE use the primary currency of the economic environment in which their operations are conducted as their functional currency. According to the criteria of ASC 830,
Foreign Currency Matters
, the Company uses the US dollars as its reporting currency.
The Company translates the assets and liabilities of its subsidiaries and VIE into US dollars using the rate of exchange prevailing at the balance sheet date, and the consolidated statements of comprehensive income are translated at average rates during the reporting period. Adjustments resulting from the translation of financial statements from the functional currency into US dollars are recorded in stockholders’ equity as part of accumulated other comprehensive income. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing on the transaction dates, and the exchange gains or losses are reflected in the consolidated statements of comprehensive income for the reporting period.
Transactions denominated in foreign currencies are measured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in earnings.
“RMB” and “CNY” refer to Renminbi, the legal currency of China; “SGD” and “S$” refer to the Singapore dollar, the legal currency of Singapore; “US dollar,” “$” and “US$” refer to the legal currency of the United States; “MYR” refers to the Malaysian Ringgit, the legal currency of Malaysia; “AED” refers to the United Arab Emirates Dirham, the legal currency of United Arab Emirates; “HKD” refers to the Hong Kong dollar, the legal currency of Hong Kong; “MOP” refers to the Macau Pataca, the legal currency of Macau; “INR” refers to the Indian Rupee, the legal currency of India; and “QAR” refers to the Qatar Riyal, the legal currency of Qatar; “IDR” refers to Indonesia Rupiah, the legal currency of Indonesia, “PHP” refers to Philippine Peso, the legal currency of Philippines.
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
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
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
Short-term investments
Short-term investments consist of deposits placed with financial institutions with original maturity terms from four months to one year. As of June 30, 2022, $nil, $4,310, and $7,893 of short-term investments were placed in financial institutions in the PRC, Singapore, and Malaysia, respectively. As of June 30, 2021, $40,254, $4,293, and $4,261 of short-term investments were placed in financial institutions in the PRC, Singapore, Malaysia, respectively.
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

Revenue generated from mechanical and electrical solution contracts for the construction or renovation of buildings, rail or infrastructure facilities is also recognized over time as the customer simultaneously receives and consumes the benefits provided by the Company’s performance as it occurs or because the customers control the related asset as it is created or enhanced. The contracts for mechanical and electrical solution are legally enforceable and binding agreements between the Company and customers. The duration of contracts depends on the contract size and the complexity of the construction work and ranges from six months to three years excluding the warranty period. The majority of the contract duration is longer than one year.
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
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
(Amounts in thousands except for number of shares and per share data)

Significant estimation uncertainty exists due to the long construction periods and sensitivity of these assumptions to the extent of progress towards completion and estimated total costs of integrated solutions contracts, as both impact revenue and gross profit realization. The significant assumptions are forward-looking and could be affected by future economic and market conditions and changes in the level of efforts and costs required to complete the integrated solutions contracts. The total costs incurred may not always be proportionate to the Company’s progress in satisfying their performance obligations. Changes in the estimated total costs affect the revenue recognized in the current period and in future periods. Provisions, if any, are made
in the period when anticipated losses become evident on uncompleted contracts.
The Company reviews and updates the estimated total costs of the contracts at least annually. Revisions to contract revenue and estimated total costs of the contracts are made in the period in which the facts and circumstances that cause the revision become known and are accounted for as changes in estimates. Unapproved change orders are considered claims. Claims are recognized only when they have been awarded by customers. Excluding the impact of change orders, if the estimated total costs of integrated solutions contracts, which were revised during the years ended June 30, 2020, 2021 and 2022, had been used as a basis of recognition of integrated solutions contracts revenue since the contract commencement, net income for the years ended June 30, 2020, 2021 and 2022 would have been decreased by $14,181, $13,528, and $28,473, respectively; basic net income per share for years ended June 30, 2020, 2021 and 2022 would have been decreased by $0.23, $0.22, and $0.47 respectively; and diluted net income per share for the years ended June 30, 2020, 2021 and 2022, would have decreased by $0.23, $0.22, and $0.46, respectively. Revisions to the estimated total costs for the years ended June 30, 2020, 2021 and 2022 were made in the ordinary course of business.
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
behalf of the government.
Product sales

The Company’s products mainly include hardware and software. Revenue generated from sales of products is recognized when control of the promised goods is transferred to the Company’s customers in an amount of consideration to which the Company expects to be entitled to in exchange for those goods. Revenues are presented net of value-added tax collected on behalf of the government.
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
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
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
Excluding the impact of change orders, if the estimated total costs of service contracts, which were revised during the year ended June 30, 2022, had been used as a basis of recognition of service contract revenue since the contract commencement, net income for the years ended June 30, 2020, 2021 and 2022 would have been decreased by $4,603, $9,735 and $7,450, respectively; basic net income per share for years ended June 30, 2020, 2021 and 2022 would have been decreased by $0.08, $0.16 and $0.12, respectively; and diluted net income per share for the years ended June 30, 2020, 2021 and 2022, would have decreased by $0.08, $0.16 and $0.12, respectively. Revisions to the estimated total costs for the years ended June 30, 2020, 2021 and 2022 were made in the ordinary course of business.
Contract assets
Contract assets include amounts that represent the rights to receive payment for goods or services that have been transferred to the customer, with the rights conditional upon something other than the passage of time. Accordingly, the Company includes the following in the contract assets: (i) unbilled amounts resulting from revenue recognized exceeding amounts billed to customers for integrated solutions contracts and maintenance service contracts using the cost-to-cost
method, which are recorded in the balance sheet as costs and estimated earnings in excess of billing; and (ii) accounts receivable retention amounts which were held by customers from the VIE (Concord and Bond Groups) upon the issuance of the final completion certificate and completion of the defects liability period.
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
For Concord and Bond Groups, billing claims rendered are subject to the further approval and certification of the customers or their designated consultants. Payments are made to Concord and Bond Groups based on the certified billings according to the payment terms mutually agreed between the customers and Concord and Bond Groups. Certain amounts are retained by the customer and payable to Concord and Bond Groups upon the issuance of the final completion certificate and completion of the defects liability period. The retained amounts are recorded as accounts receivable retention.
Contract liabilities
Contract liabilities include the amounts that reflect obligations to provide goods or services for which payment has been received. Contract liabilities are presented in the balance sheet as deferred revenue.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
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
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
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
The Company’s goodwill outstanding at June 30, 2022 was related to the acquisitions of Beijing Hollysys Industrial Software Company Ltd (“Hollysys Industrial Software”), Shandong Lukang Pharmaceutical Engineering Design Co., Ltd (“Shandong Lukang”) and Hollysys Intelligent.
The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the test in accordance with ASC
350-20.
If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not
that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test described below is required. Otherwise, no further testing is required. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Company is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Company must perform of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
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
Significant management judgment and estimation were involved in forecasting the amount and timing of expected future cash flows and the underlying assumptions used in the discounted cash flow approach to determine the fair value of the Bond Group reporting unit. In particular, the fair value estimate was sensitive to significant assumptions, such as forecasted revenue growth rates, gross profit margins and discount rates, which were determined using the Weighted Average Cost of Capital and Capital Asset Pricing Model approach and the selection of comparable companies operating in similar businesses. These significant assumptions were forward looking and could be materially affected by future market or global economic conditions. As a result, the Company recorded a full impairment
c
harge
of US$35,767 attributable to its Bond Group reporting unit.
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
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
(Amounts in thousands except for number of shares and per share data)

The Company complies with ASC 740,
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
VAT refunds and government subsidies
Pursuant to the laws and regulations of the PRC, the Company remits 13% of its sales as value added tax (“VAT”), and then is entitled to a refund of the portion of the Company’s actual VAT burden that exceeds the 3% levied on all sales containing internally developed software products. VAT refunds are recognized in the consolidated statements of comprehensive income when cash refunds or the necessary approval from the tax authority has been received. Certain subsidiaries of the Company located in the PRC receive government subsidies from local PRC government agencies. Government subsidies are recognized in the consolidated statements of comprehensive income when the nec
essary
conditions have been met. Government grants received for the years ended June 30, 2020, 2021 and 2022 amounted to $6,930 , $3,934 and $4,987, respectively, of which$4,655, $9,192 and $7,911 were included as a credit to operating expenses in the consolidated statements of comprehensive income for the years ended June 30, 2020, 2021 and 2022, respectively.
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
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
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
For equity investments other than those accounted for under the equity method or those that result in consolidation of the investee, the Company measures equity investments at fair value and recognizes any changes in fair value in net income. However, for equity investments that do not have readily determinable fair values and do not qualify for the existing practical expedient in ASC 820,
Fair Value Measurements and Disclosures
(“ASC 820”), to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company has elected to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for an identical or a similar investment of the same issuer. At each reporting date, the Company is required to make a qualitative assessment as to whether equity investments without a readily determinable fair value for which the measurement alternative is elected is impaired. In the event that a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than the carrying value, the carrying value is written down to its fair value. A variety of factors are considered when determining if a decline in fair value is below carrying value, including, among others, the financial condition and prospects of the investee.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
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
(“ASC 718”). The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award. The compensation cost for each vesting tranche in an award subject to performance vesting is recognized ratably from the service inception date to the vesting date for each tranche. To the extent the required service and performance conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in a subsequent period if actual forfeitures differ from initial estimates. The Company accounts for forfeitures as they occur.
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
Fair value measurements
The Company complies with ASC 820, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. It does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. It establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable inputs, which may be used to measure fair value and include the following:

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
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
Concentration of risks
Concentration of credit risk
Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, costs and estimated earnings in excess of billings, accounts receivable retention, other receivables and amounts due from related parties. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet date. As of June 30, 2022, substantially all of the Company’s cash and cash equivalents and short-term investments were managed by financial institutions located in the PRC, Singapore and Malaysia, which management believes are of high credit quality. Accounts receivable, other receivables and amounts due from related parties are typically unsecured and the risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.
The Company has no customer that individually comprised 10% or more of the outstanding balance of accounts receivable as of June 30, 2021 and 2022, respectively. The Company does not require collateral or other security to support instruments subject to credit risk.
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
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
(Amounts in thousands except for number of shares and per share data)

Concentration of foreign currency exchange rate risk
The Company’s exposure to foreign currency exchange rate risk primarily relates to monetary assets or liabilities held in foreign currencies. Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to USD, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. The exchange rate floating bands will remain the same as previously announced in the inter-bank foreign exchange market. The US dollar against RMB depreciated by 2.93%, appreciated by 8.62% and depreciated by 3.65% for the years ended June 30, 2020, 2021 and 2022, respectively. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position, and the value of its shares in US dollars. An appreciation of the US dollar against the RMB would result in foreign currency translation losses when translating the net assets of the Company from RMB into the US dollar.
For the years ended June 30, 2020, 2021 and 2022, the net foreign currency translation gains (losses) resulting from the translation of RMB, SGD and other functional currencies to the US dollar reporting currency recorded in stockholders’ equity as part of accumulated other comprehensive income was $(27,996), $96,331, and $(45,469), respectively.
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
During the last two quarters of fiscal year 2020, the pandemic has led to delays of project execution and contract bidding, while marketing events were also adversely affected due to restriction on on-site
communication, which has negatively impacted the Company’s financial performance in 2020. While there has been gradual recovery of the Company’s overall business operations resulting from improving health statistics in China which also lessened the impact of
COVID-19
on performance of the Company in FY2021, continuous impact of the pandemic on the Company’s overseas business is foreseeable due to the continued spread of
COVID-19
in south east Asia and south Asia. The Company also faces risks that customers may delay their settlement with the Company or delay or fail to pay us as scheduled due to the impact of
COVID-19.
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
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses. Subsequently, the FASB issued ASU 2019-05, Financial Instruments – Credit Losses (Topic 326): Targeted Transition Relief and ASU 2019-11, Codification Improvements to Topic 326, Financial Instruments – Credit Losses (collectively, the “Credit Loss ASUs”). The Credit Loss ASUs change the methodology to be used to measure credit losses for financial assets. The new methodology requires the recognition of an allowance that reflects the current estimate of credit losses expected to be incurred over the life of the financial asset. This new standard requires entities to consider forward-looking information to estimate expected credit losses, resulting in earlier recognition of credit losses. The Company adopted the standard on July 1, 2020, using a modified retrospective transition method and did not restate the comparable periods, which results in a cumulative effect adjustment to decrease the opening balance of retained earnings on July 1, 2020, by $30,451, net of $1,768 of income taxes, including the allowance for credit losses for accounts receivable, costs and estimated earnings in excess of billings, accounts receivable retention, and other receivables.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
(Amounts in thousands except for number of shares and per share data)

In December 2019, the FASB issued ASU
2019
-
12
,
“
Simplifying the Accounting for Income Taxes,
” as part of its Simplification Initiative to reduce the cost and complexity in accounting for income taxes. This standard removes certain exceptions related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. The guidance was effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted. The Company adopted this guidance on July 1, 2021, and the adoption of this guidance did not have material impact to the Company’s consolidated financial statements and related disclosures.
In January 2020, the FASB issued ASU
No. 2020-01,
Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force)(“ASU
2020-01”),
which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323. ASU
2020-01
could change how an entity accounts for an equity security under the measurement alternative. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance was effective for fiscal years, and interim periods within those fiscal years, beginning after December 31, 2020. Early adoption is permitted. The Company adopted this guidance on July 1, 2021, and the adoption of this guidance did not have material impact to the Company’s consolidated financial statements and related disclosures.
Standards Effective in Future Years
In March 2020, the FASB issued ASU
No. 2020-04,
“Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (ASU
2020-04,
as amended), which provides optional expedients, and allows for certain exceptions to existing GAAP, for contract modifications triggered by the expected market transition of certain benchmark interest rates to alternative reference rates. ASU
2020-04
applies to contracts hedging relationships, certain derivatives and other arrangements that reference the London Interbank Offering Rate (LIBOR) or any other rates ending after December 31, 2022. ASU
2020-04,
as amended, became effective immediately. Management does not believe the adoption of ASU
2020-04,
including optional expedients will materially impact our financial statements.
In August 2020, the FASB issued ASU
No. 2020-06,
Debt with Conversion and Other Options and Derivative and Hedging—Contracts in Entity’s Own Equity, which simplifies the accounting for convertible instruments. This guidance eliminates certain models that require separate accounting for embedded conversion features, in certain cases. Additionally, among other changes, the guidance eliminates certain of the conditions for equity classification for contracts in an entity’s own equity. The guidance also requires entities to use the if-converted
method for all convertible instruments in the diluted earnings per share calculation and include the effect of share settlement for instruments that may be settled in cash or shares, except for certain liability-classified share-based payment awards. This guidance is required to be adopted by us in the first quarter of 2023 and must be applied using either a modified or full retrospective approach. The Company is currently assessing the expected impact of the future adoption of this guidance.
NOTE 3 - INVENTORIES
Components of inventories are as follows:

	June 30,
	2021	2022
Raw materials	$23,469	$53,304
Work in progress	12,165	16,026
Finished goods	12,278	21,913

	$47,912	$91,243

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
(Amounts in thousands except for number of shares and per share data)

NOTE 4 - ACCOUNTS RECEIVABLE

	June 30,
	2021	2022
Notes receivable	$54,830	$68,953
Accounts receivable	342,862	326,413
Allowance for credit losses	(66,839)	(77,603)

	$330,853	$317,763

The movements in allowance for credit losses are as follows:

	June 30,
	2020	2021	2022
Balance at the beginning of year	$47,162	$41,618	$66,839
Adoption of ASU 2016-13	—	16,284	—
Additions	178	7,749	15,972
Written off	(4,399)	(3,965)	(3,852)
Translation adjustment	(1,323)	5,153	(1,356)

Balance at the end of year	$41,618	$66,839	$77,603

NOTE 5 - COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS

	June 30,
	2021	2022
Contract costs incurred plus estimated earnings	$988,496	$1,072,872
Less: Progress billings	(779,955)	(831,817)

Cost and estimated earnings in excess of billings	208,541	241,055
Less: Allowance for credit losses	(11,835)	(12,178)

	$196,706	$228,877

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
(Amounts in thousands except for number of shares and per share data)

The movements in allowance for credit losses are as follows:

	June 30,
	2020	2021	2022
Balance at the beginning of year	$6,981	$6,150	$11,835
Adoption of ASU 2016-13	—	3,111	—
Additions (reversals)	(651)	1,758	209
Translation adjustments	(180)	816	134

Balance at the end of year	$6,150	$11,835	$12,178

NOTE 6 - REVENUE FROM CONTRACTS WITH CUSTOMERS
Remaining Unsatisfied Performance Obligations (“RUPO”)
As of June 30, 2022, the Company’s backlog relating to unsatisfied (or partially unsatisfied) performance obligations in contracts with its customers was $948.8 million. The Company expects to recognize the majority of its remaining performance obligations as revenue within the next three years.
Disaggregation of revenues
The Company assesses revenues based upon the nature or type of goods or services it provides and the geographic location of the related businesses. The geographic locations are consistent with the reportable segments. For more information on the reportable segments, see
Note 24, “Segment Reporting”
. The following table present disaggregated revenue information:

	Year ended June 30, 2022
	PRC	Non-PRC	Total
Integrated solutions contracts revenue	$483,555	90,012	573,567
Product sales	37,464	1,022	38,486
Maintenance service revenue	89,742	1,525	91,267
Extended warranty service revenue	4,142	—	4,142

Total	$614,903	92,559	707,462

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
These contract assets and liabilities are calculated on a
contract-by-contract
basis and reported on a net basis at the end of reporting period. The Company recognized revenue of $101,151 for the year ended June 30, 2022, which was previously deferred and included in the contract liability at the beginning of the year. This revenue was driven primarily by performance obligations satisfied.
F-
29

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
(Amounts in thousands except for number of shares and per share data)

Contract assets and contract liabilities are summarized below:

	June 30, 2021	June 30, 2022
Contract assets, current	$202,462	235,712
Contract assets, non-current	5,627	9,582
Contract liabilities	185,596	208,636
The increase in contract assets was primarily due to timing of revenue recognized relative to its billings. The increase in contract liabilities was primarily due to the timing of contractual milestones. No other factors materially impacted the change in the contract liabilities balance.
NOTE 7 - PROPERTY, PLANT AND EQUIPMENT
A summary of property, plant and equipment is as follows:

	June 30,
	2021	2022
Buildings	$73,617	$70,944
Machinery	15,110	15,619
Software	16,294	20,293
Vehicles	4,860	4,717
Electronic and other equipment	41,154	45,512
Construction in progress	22,434	27,213

	$173,469	$184,298
Less: Accumulated depreciation and impairment	(79,423)	(86,049)

	$94,046	$98,249

Buildings with a total carrying value of $2,888 and $2,687 were pledged to secure lines of credits from various banks in Singapore and Malaysia as of June 30, 2021 and 2022, respectively (note 13).
Buildings and vehicles with a total carrying value of $1,168 and $1,056 were pledged to secure long-term bank loans as of June 30, 2021 and 2022, respectively (note 14).
Construction in progress consists of capital expenditures and capitalized interest charges related to the construction of facilities and assembly line projects and the expenditures related to the Company’s information system constructions.
The depreciation expenses for the years ended June 30, 2020, 2021 and 2022 were $8,483, $9,959 and $10,263, respectively.
Assets leased to others under operating leases
The Company has entered into operating lease contracts related to certain buildings owned with carrying amounts as shown below:

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
(Amounts in thousands except for number of shares and per share data)

	June 30,
	2021	2022
Buildings leased to others - at original cost	$23,491	$22,664
Less: Accumulated depreciation	(7,950)	(8,044)

Buildings leased to others - net	$15,541	$14,620

NOTE 8 - PREPAID LAND LEASES
A summary of prepaid land leases is as follows:

	June 30,
	2021	2022
Prepaid land leases	$20,200	$16,146
Less: Accumulated amortization	(3,632)	(3,699)

	$16,568	$12,447

The amortization for the years ended June 30, 2020, 2021 and 2022 was $384, $454 and $382, respectively.
The annual amortization of prepaid land leases for each of the five succeeding years is as follows:

Year ending June 30,
202 3	$349
202 4	349
202 5	349
202 6	349
202 7	349
NOTE 9 - INTANGIBLE ASSETS, NET

	June 30,
	2021			2022
	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
Patents and copyrights	$2,867	(1,468)	1,399	$14,204	(3,462)	10,742

The amortization expenses for the years ended June 30, 2020, 2021 and 2022
 w
ere $300, $316 and $1,356, respectively.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
(Amounts in thousands except for number of shares and per share data)

The annual amortization expense relating to the existing intangible assets for the five succeeding years is as follow:

Year ending June 30,
2023	$1,598
2024	1,435
2025	1,259
2026	1,123
2027	1,123
NOTE 10 - GOODWILL
The changes in the carrying amount of goodwill are as follows:

Balance as of July 1, 2020	$1,460
Translation adjustment	138

Balance as of June 30, 2021	$1,598
Goodwill upon acquisition	19,697
Translation adjustment	(756)
Balance as of June 30, 2022	$20,539

Hollysys Intelligent, as a component of the Industrial Automation operating segment, is considered to be a reporting unit for goodwill impairment purposes as Hollysys Intelligent constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of Hollysys Intelligent. The amount of goodwill allocated to Hollysys Intelligent was $19,697 upon acquisition, before any impairment charges (note 25). The Company engaged an independent third-party appraiser to assist in the goodwill impairment test. For the year ended June 30, 2022, the Company’s impairment test indicated that the carrying amount of Hollysys Intelligent does not exceed its fair value and no impairment of goodwill was noted.
Estimating the fair value of Hollysys Intelligent requires the Company to make assumptions and estimates regarding its future plans, market share, industry and economic conditions. In applying the discounted cash flow approach, key assumptions include the amount and timing of future expected cash flows, terminal value growth rates and appropriate discount rates. The Company estimates future expected cash flows for each geographical area in which it operates and calculates the net present value of those estimated cash flows using risk adjusted discount rates 12.73%. If the discount rates adopted in 2022 increased or decreased by 1%, the fair value of Hollysys Intelligent would decrease or increase by $1,460 and $1,710, respectively.
The Company also performed qualitative assessments with respect to Hollysys Industrial Software and Shandong Lukang, to determine if it is more likely than not that the fair values of Hollysys Industrial Software and Shandong Lukang are less than their carrying amounts. By identifying the most relevant drivers of fair value and significant events, and weighing the identified factors, the Company concluded that it was not more-likely-than-not
that the fair value of these reporting units would be less than their carrying amounts as of June 30, 2022. Therefore, no further impairment testing for Hollysys Industrial Software and Shandong Lukang was required.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
(Amounts in thousands except for number of shares and per share data)

NOTE 11 - EQUITY INVESTMENTS
Investments in equity investees
The following long-term investments were accounted for under the equity method as of June 30, 2021 and 2022 as indicated:

June 30, 2021	Interest held	Long-term investment, at cost, less impairment	Share of undistributed profits	Disposal	Advance to investee company	Total
Equity method
Beijing Hollycon Medicine & Technology Co., Ltd.	30.00%	$23,874	5,741	—	—	29,615
Beijing Hollysys Electric Motor Co., Ltd.	40.00%	820	6,677	—	—	7,497
Suqian Runhe Emerging Industry Investment Center (limited partnership)	29.97%	9,754	(163)	—	—	9,591
China Techenergy Co., Ltd.	40.00%	—	11,811	—	—	11,811
Ningbo Hollysys Intelligent Technologies Co., Ltd.	40.00%	4,369	(4,369)	—	—	—
Hunan LingXiang Maglev Technology Co., Ltd.	17.67%	1,548	(141)	—	—	1,407
Beijing AIRmaker Technology Co., Ltd.	20.00%	155	(18)	—	—	137
Southcon Development Sdn Bhd.	30.00%	219	(111)	—	—	108
Beijing Hollysys Machine Automation Co., Ltd.	30.00%	464	(464)	—	—	—
Beijing Jing Yi Intelligent Technologies Innovation Center Co., Ltd.	46.00%	—	—	—	—	—

		41,203	18,963	—	—	60,166

June 30, 2022	Interest held	Long-term investment, at cost, less impairment	Share of undistributed profits	Disposal	Advance to investee company	Total
Equity method
Beijing Hollycon Medicine & Technology Co., Ltd.	30.00%	$8,609	5,544	—	—	14,153
Beijing Hollysys Electric Motor Co., Ltd.	40.00%	791	6,893	—	—	7,684
Suqian Runhe Emerging Industry Investment Center (limited partnership)	29.97%	9,410	(168)	—	—	9,242
China Techenergy Co., Ltd.	40.00%	—	13,751	—	—	13,751
Ningbo Hollysys Intelligent Technologies Co., Ltd.	40.00%	4,215	(4,215)	—	—	—
Hunan LingXiang Maglev Technology Co., Ltd.	17.67%	1,494	(136)	(1,358)	—	—
Beijing AIRmaker Technology Co., Ltd.	20.00%	149	(18)	—	—	131
Southcon Development Sdn Bhd.	30.00%	211	(111)	—	—	100
Beijing Hollysys Machine Automation Co., Ltd.	30.00%	448	(448)	—	—	—
Beijing Jing Yi Intelligent Technologies Innovation Center Co., Ltd.	46.00%	—	—	—	—	—
Beijing Hollysys Digital Technology Co.,Ltd.	25.00%	1,437	(1,036)	—	—	401
Shandong MassDatas Development Co., Ltd.	20.00%	1,195	(76)	—	—	1,119

		27,959	19,980	(1,358)	—	46,581

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
(Amounts in thousands except for number of shares and per share data)

Disposal of Hunan LingXiang Maglev Technology Co., Ltd. (“Hunan LingXiang”)
In September 2021, the Company entered into an agreement to dispose all of its 17.67% interest in Hunan LingXiang for cash considerations of $9,497. The disposal transaction was completed in September 2021, and a disposal gain of $7,995 was recognized under the caption gains on disposal of an investment in an equity investee in the consolidated statements of comprehensive income for the year ended June 30, 2022.
Investments in equity securities without readily determinable fair values
Investments in equity securities without readily determinable fair value were accounted for as cost method investments prior to adopting ASC 321. As of June 30, 2021 and 2022, the carrying amounts of investments in equity securities without readily determinable fair values for which the measurement alternative was elected were $2,622 and $1,693, respectively, after deductions of $464 and $1,195 of accumulated impairment. There were no unrealized gains (upward adjustments), unrealized losses (downward adjustments and impairment) or net unrealized gains or losses recognized for such equity securities during the years ended June 30, 2021 and 2022. Net realized gains or loss on equity securities sold were

$
3,323 and nil
for
the years ended June 30, 2021 and 2022, respectively.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
(Amounts in thousands except for number of shares and per share data)

NOTE 12 - WARRANTY LIABILITIES

	June 30,
	2021	2022
Beginning balance	$10,064	$9,551
Consolidation of subsidiary	—	145
Expense accrued	4,431	2,595
Expense incurred	(5,639)	(7,064)
Translation adjustment	695	(225)

	$9,551	$5,002
Less: Current portion of warranty liabilities	(5,902)	(3,280)

Long-term warranty liabilities	$3,649	$1,722

NOTE 13 - SHORT-TERM BANK LOANS
For the year ended June 30, 2021, the Company had no outstanding short-term bank borrowings.
On June 30, 2022, the Company’s short-term bank borrowings consisted of revolving bank loans of $66 from a bank, which were subject to an annual interest
rate of 1.2%.
For the years ended June 30, 2020, 2021, and 2022, interest expenses on short-term bank loans amounted to $37, $nil and $nil, respectively.
As of June 30, 2021, the Company had available lines of credit from various banks in the PRC, Singapore and Malaysia amounting to $461,166, of which $89,297 was utilized and $371,868 was available for use. These lines of credit were secured by the pledge of restricted cash and buildings with carrying values of $22,937 and $2,888, respectively.
As of June 30, 2022, the Company had available lines of credit from various banks in the PRC, Singapore and Malaysia amounting to $
441,335
, of which
$111,147
 was utilized and
$330,188
was available for use. These lines of credit were secured by the pledge of restricted cash and buildings with carrying values of
$36,102
and
$2,687
, respectively.
NOTE 14 - LONG-TERM LOANS

		June 30,
		2021	2022
MYR denominated loans	(i)	842	596
SGD denominated loans	(ii)	164	113
USD denominated loan	(iii)	15,000	14,935

		$16,006	$15,644
Less: Current portion		(15,308)	(15,210)

		$698	$434

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
(Amounts in thousands except for number of shares and per share data)

i.
The MYR denominated loans are repayable in 3 to 75 installments with the last installment due in April 2039. For the years ended June 30, 2021 and 2022, the effective interest rates ranged from 2.08% to 4.05% per annum and 2.08% to 3.27% per annum, respectively.
For the year ended June 30, 2022, the weighted average interest rate was 2.52%.

The borrowings are secured by the mortgages of buildings and vehicles in Malaysia, with an aggregate carrying value of $964 and $883 as of June 30, 2021 and 2022, respectively.

ii.
The SGD denominated loans are repayable in 10 to 31 installments with the last installment due on March 4, 2024. For the years ended June 30, 2021 and 2022, the effective interest rates ranged from 2.44% to 2.78% per annum and 2.44% to 2.78% per annum, respectively. For the year ended June 30, 2022, the weighted average interest rate was 2.63%.
The borrowing is secured by vehicles with a total carrying value of $204 and $173 as of June 30, 2021 and 2022, respectively.

iii.
The USD denominated loan was drawn on

April 24, 2020
and
is repayable on April 22, 2022.
Prior to the repayment dated April 22, 2022, the Company started negotiation with the bank for an extension was granted in August 2022. The loan contract was renewed and the loan term was extended to April 2024. For the year ended June 30, 2022, the effective interest rate was
 3.02% per annum.

Scheduled principal for all outstanding long-term loans as of June 30, 2022 are as follows:

Year ending June 30,
2023	$15,210
2024	159
2025	107
2026	62
2027 onwards	106

$15,644

For the years ended June 30, 2020, 2021, and 2022, interest expenses of long-term loans
incurred amounted to $269, $553 and $731, respectively, and nil was capitalized as construction in progress for either of these three years.
NOTE 15 - FAIR VALUE MEASUREMENTS
Financial instruments include cash and cash equivalents, short-term investments, accounts receivable, accounts receivable retention, other receivables, amounts due to or from related parties, accounts payable, short-term bank loans and long-term bank loans. The carrying values of these financial instruments and other than long-term bank loans, approximate their fair values due to their short-term maturities. The carrying value of the Company’s long-term bank loans approximates its fair value as the long-term bank loans are subject to floating interest rates. The carrying value of the Company’s long-term bank loans which are subject to fixed interest rates approximates its fair value as the market interest rate has not significantly changed from the borrowing date to June 30, 2022. These assets and liabilities, excluding cash (which fall into level 1 of the fair value hierarchy), fall into level 2 of the fair value hierarchy. There were no assets and liabilities measured at fair value on a recurring basis as of June 30, 2021 and 2022.
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
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
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
On March 10, 2022, the Company declared a regular annual cash dividend of $0.32 per share to the holders of the Company’s ordinary shares. The record date was April 4, 2022, and the dividend was paid on April 25, 2022.
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
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
(Amounts in thousands except for number of shares and per share data)

A summary of the share option activity for the year
s
ended June 30, 2021 and 2022 is as shown below:

Share Options	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value

Outstanding, vested and exercisable at June 30, 2020	—	—	—	—
Granted on November 16, 2020	90,000	11.85	10	—
Granted on March 17, 2021	478,500	11.85	9.95	1,165
Outstanding, vested and exercisable at June 30, 2021	568,500	11.85	9.66	1,734
Forfeited	(12,250)	—	—	—

Outstanding, vested and exercisable at June 30, 2022	556,250	11.85	8.66	1,641

The fair value of each option is estimated on the date of grant using the Binomial model by applying the assumptions below:

	Options Granted on November 16, 2020	Options Granted on March 17, 2021
Risk-free interest rate (i)	0.91%	1.62%
Expected dividend yield (ii)	2.21%	1.83%
Expected life (years) (iii)	10 Years	9.66 Years
Expected volatility (iv)	46.98%	47.35%

(i)	Risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share options in effect at the time of grant.
(ii)	Expected dividend yield is assumed to be a $0.15 dividend payout.
(iii)	Expected life of share options is based on management’s estimate on timing of exercise of share options.
(iv)	Expected volatility is assumed based on the historical volatility of the Company and the Company’s comparable companies in the period equal to the expected life of each grant.
The
Company recorded share-based compensation expense relating to options granted in 2021 in the amount of $1,406 and
$
1,502 which is included in general and administrative expenses for the years ended June 30, 2021 and 2022, respectively. For the years ended June 30, 2021, and 2022, the unrecognized compensation expense of $2,147 and $566 related to the share options is expected to be recognized over a weighted-average vesting period of 1.43 and 0.93 years.
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

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
(Amounts in thousands except for number of shares and per share data)

A summary of the restricted share activity for the year ended June 30, 2021 and 2022 is as follows:

	Number of restricted shares	Weighted average grant-date fair value
Un-vested at June 30, 2020	63,125	16.06
Granted	1,434,500	11.85
Vested	(177,288)	13.35
Un-vested at June 30, 2021	1,320,337	11.85
Forfeited	(28,586)	11.85
Vested	(588,710)	11.85

Un-vested at June 30, 2022	703,041	11.85

The aggregate grant-date fair value of restricted shares vested during the years ended June 30, 2020, 2021 and 2022 w as
$434, $2,367 and $6,976, respectively. $410, $8,318 and $8,207 were recorded in general and administrative expenses as restricted share compensation expenses, for the years ended June 30, 2020, 2021 and 2022, respectively. For the years ended June 30, 2021, and 2022, the aggregated unrecognized compensation expense of $11,963 and
$
3,088 related to the restricted shares is expected to be recognized over a weighted-average vesting period of 1.41 and 0.75 years.
NOTE 18 - EMPLOYEE BENEFITS
The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in China, a central provision fund run by the Singapore government in respect of its employees in Singapore, and an employment provident fund in respect of its employees in Malaysia. The expenses related to these plans were

$17,210, $24,141 and $33,550 for the years ended June 30, 2020, 2021 and 2022, respectively. These schemes were accounted for as defined contribution plans.
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
Dubai
The branch of the Company’s wholly owned subsidiary is a tax exempt company incorporated in Dubai, and no tax provision has been made for each of the years ended June 30, 2020, 2021 and 2022.
Hong Kong
The Company’s wholly owned subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5%
on the assessable profits arising from Hong Kong for the year ended June 30, 2022. No provision for Hong Kong profits tax has been made in the consolidated statements of comprehensive income as there were sustained taxable losses arising from Hong Kong for each of the years ended June 30, 2020, 2021 and
2022.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
(Amounts in thousands except for number of shares and per share data)

Macau
The Company’s wholly owned subsidiary incorporated in Macau is subject to the Macau corporate income tax at a rate of 12% on the assessable profits arising from Macau, with an exemption up to MOP600. No provision for Macau profits tax has been made in the consolidated statements of comprehensive income for each of the years ended June 30, 2020, 2021 and 2022.
India
The Company’s wholly owned subsidiary incorporated in India is subject to India corporate tax at a rate of 30% on its worldwide income. No provision for India profits tax has been made in the consolidated statements of comprehensive income as there were no taxable profits noted for each of the years ended June 30, 2020, 2021 and 2022.
Qatar
CECL is subject to the Qatar Corporate income tax at a rate of 10% on the assessable profit arising from Qatar.
Indonesia
The Company’s wholly owned subsidiary incorporated in Indonesia is subject to the Indonesia Corporate income tax at a rate of 22% on the assessable profit arising from Indonesia. No provision for Indonesia tax has been made in the consolidated statements of comprehensive income as there were no assessable profits noted for the years ended June 30, 2020, 2021 and 2022.
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
Further, Beijing Hollysys was qualified for the Key Software Enterprise (“KSE”) status in calendar year 2021 and was entitled to the preferential tax rate of 10% for calendar year 2021. An entity can use the preferential rate of KSE after its self-assessment, of which, the filing documents for KSE status shall be well prepared and filed for the future inspection from tax authorities as they hold the right to inspect the KSE status.
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

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
(Amounts in thousands except for number of shares and per share data)

The Company’s income before income taxes consists of:

	Year ended June 30,
	2020	2021	2022
PRC	$140,539	$137,520	$116,210
Non-PRC	(43,042)	(27,628)	(16,583)

	$97,497	$109,892	$99,627

Income tax expense, most of which is incurred in the PRC, consists of:

	Year ended June 30,
	2020	2021	2022
Current income tax expense
PRC	10,369	25,634	11,839
Non-PRC	1,388	758	616

	$11,757	$26,392	$12,455
Deferred income tax expense (benefit)
PRC	5,577	(7,971)	7,150
Non-PRC	837	2,133	(2,971)

	$6,414	(5,838)	4,179

	$18,171	$20,554	$16,634

Reconciliation of the income tax expenses as computed by applying the PRC statutory tax rate of 25% to income before income taxes and the actual income tax expenses is as follows:

	Year ended June 30,
	2020	2021	2022
Income before income taxes	$97,497	$109,892	$99,627

Expected income tax expense at statutory tax rate in the PRC	24,374	33,221	24,998
Effect of different tax rates in various jurisdictions	3,997	4,665	3,541
Effect of preferential tax treatment	(11,797)	(14,334)	(12,707)
Effect of non-taxable income	(250)	(4,770)	(74)
Effect of additional deductible research and development expenses	(7,241)	(9,838)	(9,398)
Effect of non-deductible expenses	10,661	6,644	4,020
(Over) under provision of income tax in previous years	(6,118)	2,102	1,419
Change in valuation allowance	3,746	1,718	2,124
Withholding tax on dividends paid by subsidiaries	799	—	3,692
Others	—	1,146	(981)

Total	$18,171	$20,554	$16,634

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
(Amounts in thousands except for number of shares and per share data)

The breakdown of deferred tax assets/liabilities caused by the temporary difference is shown as below:

	June 30,
	2021	2022
Deferred tax assets
Allowance for doubtful accounts	$12,480	$12,932
Deferred subsidies	529	845
Warranty liabilities	911	773
Inventory provision	199	555
Long-term assets	622	591
Deferred revenue	105	373
Provision for loss contracts	64	1,699
Net operating loss carry forward	17,290	20,351
Valuation allowance	(17,424)	(19,554)
Others	214	—

Total deferred tax assets	$14,990	$18,565

Deferred tax liabilities
Property, plant and equipment	$(678)	$(645)
Costs and estimated earnings in excess of billings	(1,159)	(10,079)
Share of net losses of equity investees	(1,352)	(1,798)
PRC dividend withholding tax	(8,829)	(5,198)
Intangible assets and other non-current assets	(7,321)	(7,390)
Others	—	(1,881)

Total deferred tax liabilities	$(19,339)	$(26,991)

As of June 30, 2022 the Company had incurred net losses of $451,
$79,703, $750,
$1,570, and $3,010
derived from entities in the PRC, Singapore, India, Indonesia, and Macau, respectively. The net losses in the PRC, India, Indonesia, and Macau can be carried forward for five years, eight years, five years, and three years, respectively, to offset future net profit for income tax purposes. The net losses in Singapore can be carried forward without an expiration date subject to the shareholders’ continuity test.
Realization of the deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity
basis. As of June 30, 2021 and 2022, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.
Under the EIT Law and the implementation rules, profits of the Company’s PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to their respective foreign holding companies are subject to a withholding tax at 10% unless reduced by tax treaty. As of June 30, 2021 and 2022, the aggregate undistributed earnings from the Company’s PRC subsidiaries that are available for distribution are RMB6,642,966 (equivalent to $995,729) and RMB7,080,218 (equivalent to $1,063,353), respectively. The Company expects to distribute a portion of the earnings (RMB355,633 or $53,121) to the holding companies located outside mainland China, and has hence accrued a withholding tax of $5,312 as of June 30, 2022. The remaining undistributed earnings of the Company’s PRC subsidiaries are intended to be permanently reinvested, and accordingly, no deferred tax liabilities have been provided for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
(Amounts in thousands except for number of shares and per share data)

As of June 30, 2021 and 2022, the undistributed retained earnings generated from periods prior to January 1, 2008 were $63,716 which are not subject to PRC dividend withholding taxes. Accordingly, as of June 30, 2021 and June 30, 2022, the total amounts of undistributed earnings generated from the Company’s PRC subsidiaries for which no withholding tax has been accrued were $888,249 and $1,003,166, respectively. Deferred tax liabilities subject to be recognized would have been $82,453 and $93,945 respectively, if all such undistributed earnings were distributed to the Company in full as of June 30, 2021 and June 30, 2022.
The Chinese tax law grants the tax authorities the rights to further inspect companies’ tax returns retroactively in a three-year period (up to five years under certain special conditions), which means theoretically the tax authorities can still review the PRC subsidiaries’ tax returns for the years ended December 31, 2017 through 2021. The tax law also states that companies will be liable to additional tax, interest charges and penalties if errors are found in their tax returns and such errors have led to an underpayment of tax.
As of June 30, 2021 and 2022, the Company concluded that there was no significant unrecognized tax benefits requiring recognition in the consolidated financial statements. The amount of unrecognized tax benefits may change in the next 12 months, pending clarification of current tax law or audit by the tax authorities. However, an estimate of the range of the possible change cannot be made at this time. As of June 30, 2021 and 2022, no unrecognized tax benefits, if ultimately recognized, will impact the effective tax rate. The Company recorded no penalty or interest for the years ended June 30, 2020, 2021 and 2022, respectively.
NOTE 20 - OPERATING LEASES
Operating lease as lessee
The Company’s lease agreements include payments for land use rights and lease payments that are largely fixed, do not contain material residual value guarantees or variable lease payments. The leases, other than prepaid land leases, have remaining lease terms of up to five years.

The Company’s leases do not contain restrictions or covenants that restrict the Company from incurring other financial obligations.

	Year ended June 30,
	2020	2021	2022
Operating lease costs	$1,608	$2,324	$3,484
Short-term lease costs	537	1,000	191
Amortization of prepaid land leases	384	454	382
Total lease costs	$2,529	$3,778	$4,057

Other information

	Year ended June 30,
	2020	2021	2022
Cash paid for amounts included in the measurement of operating lease liabilities	$2,460	$4,045	$3,810
ROU assets obtained in exchange for new operating lease liabilities	1,614	3,011	1,554
Weighted-average remaining lease term (in years):
Operating leases	2.25	1.97	1.83
Weighted-average discount rate:
Operating leases	3.76%	4.17%	3.05%

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
(Amounts in thousands except for number of shares and per share data)

For the fiscal year ended June 30, 2022, total lease costs of $1,014 were recorded in selling expenses, $1,756 were recorded in general and administrative expenses, and $1,287 were recorded in research and development expenses. For the fiscal year ended June 30, 2021, total lease costs of $970 were recorded in selling expenses, $1,674 were recorded in general and administrative expenses, and $1,134 were recorded in research and development expenses. For the fiscal year ended June 30, 2020, total lease costs of $881 were recorded in selling expenses, $1,052 were recorded in general and administrative expenses, and $596 were recorded in research and development expenses.
Total expenses under operating leases were $3,484
for the fiscal year ended June 30, 2022. The total amortization of prepaid land leases was
$382 for the fiscal year ended June 30, 202
2
.
Future minimum lease payments for operating leases as of June 30, 2022 are as follows:

As of June 30, 2022
202 3	$2,712
202 4	1,136
202 5	195
202 6	102
Total minimum lease payments	4,145
Less: imputed interest	345
Total lease liability balance	$3,800
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
Total rental income for the fiscal years ended June 30, 2020, 2021 and 2022 was $2,807, $1,540 and $1,640
,
respectively
,
and were recorded under other income on the consolidated statements of comprehensive income.

Future minimum lease payments to be received for these operating lease arrangements for each of the five succeeding fiscal years and thereafter as of June 30, 2022 are as follows:

Year ending June 30,	Minimum lease payments
2023	$3,501
2024	2,112
2025	1,873
2026	1,929
2027	1,987
Thereafter	12,426

Total minimum lease payments to be received	$23,828

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
(Amounts in thousands except for number of shares and per share data)

NOTE 21 - EARNINGS PER SHARE
The following table sets forth the computation of basic and diluted net earnings per share attributable to the Company’s common shareholders for the years indicated:

	Year ended June 30,
	2020	2021	2022
Numerator:
Net income attributable to the Company as reported	$79,396	$89,709	$83,182
Less: Earnings allocated to participating securities	(83)	—	—

Net income attributable to common stockholders - basic	$79,313	$89,709	$83,182

Add:
Effect of Convertible Bond	93	—	—
Earnings allocated to participating securities	83	—	—
Less:
Earnings reallocated to participating securities considered potentially dilutive securities	(83)	—	—

Net income attributable to common stockholders – diluted	$79,406	$89,709	$83,182

Denominator:
Weighted average ordinary shares outstanding used in computing basic earnings per share(i)	60,478,717	60,566,709	61,007,806
Effect of dilutive securities
Convertible Bond	130,525	—	—
Share options	—	—	65,337
Restricted shares	—	947,040	495,333

Weighted average ordinary shares outstanding used in computing diluted earnings per share	60,609,242	61,513,749	61,568,476

Earnings per share – basic	$1.31	1.48	1.36

Earnings per share – diluted	$1.31	1.46	1.35

(i)
Vested and unissued restricted shares of 15,000, 15,000 and 15,000 shares are included in the computation of basic and diluted earnings per share for the years ended June 30, 2020, 2021 and 2022, respectively.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
(Amounts in thousands except for number of shares and per share data)

NOTE 22 - RELATED PARTY TRANSACTIONS
The related party relationships and related party transactions are listed as follows:
Related party relationships

Name of related parties	Relationship with the Company
China Techenergy Co., Ltd. (“China Techenergy”)	40% owned by Beijing Hollysys

Beijing Hollysys Electric Motor Co., Ltd. (“Electric Motor”)	40% owned by Beijing Hollysys

Beijing Hollycon Medicine & Technology. Co., Ltd. (“Hollycon”)	30% owned by Hollysys Group Co., Ltd.(“Hollysys Group”)

Ningbo Hollysys Intelligent Technologies Co., Ltd. (“Ningbo Hollysys”)	40% owned by Hollysys Group

Beijing Hollysys Digital Technology Co., Ltd. (“Beijing Digital”)	25% owned by Beijing Hollysys Intelligent Technologies Co., Ltd. (“Hollysys Intelligent”)
Due from related parties

	June 30,
	2021	2022
China Techenergy	$19,241	$17,529
Ningbo Hollysys	11,190	286
Hollycon	64	15,066
Beijing Digital	—	257
Others	3	—
Allowance for credit losses	(2,255)	(5,778)

	$28,243	$27,360

An allowance for credit loss of US$2,255 and US$5,778
has been made as of June 30, 2021 and 2022, respectively. The Company has no fixed repayment terms for these related parties’ transactions.
Due to related parties

	June 30,
	2021	2022
China Techenergy	$1,028	$2,012
Ningbo Hollysys	529	4,285
Hollycon	23	1
Hunan LingXiang	81	—
Others	—	1

	$1,661	$6,299

Amounts due from and due to the related parties relating to the above transactions are unsecured, non-interest bearing and repayable on demand. The transactions occur in the course of the Company’s operations.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
(Amounts in thousands except for number of shares and per share data)

Transactions with related parties
Purchases of goods and services from
:

	Year ended June 30,
	2020	2021	2022
Ningbo Hollysys (i)	$1,838	$3,051	$1,164
Hollycon	—	7	569

	$1,838	$3,058	$1,733

(i)	The Company purchases products from Ningbo Hollysys which are used to provide an integrated automation and control system to its customers.
Sales of goods and integrated solutions to
:

	Year ended June 30,
	2020	2021	2022
China Techenergy (i)	$1,711	$8,458	$5,118
Hollycon (ii)	1,302	866	221
Ningbo Hollysys (ii)	179	308	967
HuNan LingXiang	38	—	—

	$3,230	$9,632	$6,306

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

Other income from
:

	Year ended June 30,
	2020	2021	2022
Ningbo Hollysys (i)	$2,214	$2,281	$133
Hollycon (ii)	880	460	2,443
Beijing Digital	—	—	254
China Techenergy	1,122	—	—

	$4,216	$2,741	$2,830

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
(Amounts in thousands except for number of shares and per share data)

(i)
The Company entered into an operating lease agreement with Ningbo Hollysys to lease part of a building in Beijing. The lease term is for one year from the commencement date of January 1, 2022 to December 31, 2022.

(ii)
The Company entered into an operating lease agreement with Hollycon to lease part of building located in Beijing. The lease term is for one year from the commencement date of January 1, 2022 to December 31, 2022.

Research and development
:

	Year ended June 30,
	2020	2021	2022
Ningbo Hollysys (i)	$655	$212	$208

(i)	The Company purchases research and development services from Ningbo Hollysys for research and development projects in the field of intelligent manufacturing.
NOTE 23 - COMMITMENTS AND CONTINGENCIES
Capital commitments
As of June 30, 202
2
, the Company had $47,426 in capital obligations for the coming fiscal year, mainly for the construction of facilities.
Purchase obligations
As of June 30, 202
2
, the Company had $331,895 purchase obligations for the coming fiscal years, for purchases of inventories and subcontracts, mainly for fulfillment of in-process
or newly entered contracts resulting from the expansion of the Company’s operations as follows:

Years ending June 30,	Minimum payments
202 3	$218,487
202 4	49,496
202 5	24,246
202 6	11,905
202 7	27,761

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
(Amounts in thousands except for number of shares and per share data)

Performance guarantee and standby letters of credit
The Company had
stand-by
letters of credit of $629 and outstanding performance guarantees of $75,406 as of June 30, 202
2
, with restricted cash of $3,028 pledged to banks. The purpose of the stand-by
letter of credit and performance guarantees is to guarantee that the performance of the Company’s deliveries reach the pre-agreed
requirements specified in the integrated solutions contracts. The guarantee is to ensure the functionality of the Company’s own work. The disclosed amount of stand-by
letters of credit and outstanding performance guarantees represents the maximum potential amount of future payments the Company could be required to make under such guarantees.
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
Based on the criteria established by ASC 280, the Company has determined that the reportable segments of the Company consist of (1) Industrial Automation (“IA”), (2) Rail Transportation (“Rail”), (3) Mechanical and Electrical Solutions (“M&E”), in accordance with the Company’s organization and internal financial reporting structure. The CODM assesses the performance of the operating segments based on the measures of revenues, costs and gross profit. Other than the information provided below, the CODM does not use any other measures by segments.
Summarized information by segments for the years ended June 30, 2020, 2021, and 2022 is as follows:

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

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
(Amounts in thousands except for number of shares and per share data)

	Year ended June 30, 2021
	IA	Rail	M&E	Consolidated
Revenues from external customers
Integrated solutions contracts revenue	$291,106	100,877	68,197	460,180
Product sales	22,772	5,895	—	28,667
Maintenance service revenue	21,402	79,874	46	101,322
Extended warranty service revenue	1,772	1,525	—	3,297

Total	337,052	188,171	68,243	593,466
Costs of revenue	227,107	90,386	57,694	375,187

Gross profit	$109,945	97,785	10,549	218,279

	Year ended June 30, 2022
	IA	Rail	M&E	Consolidated
Revenues from external customers
Integrated solutions contracts revenue	$380,516	109,342	83,709	573,567
Product sales	31,559	6,927	—	38,486
Maintenance service revenue	26,725	64,492	50	91,267
Extended warranty service revenue	1,118	3,024	—	4,142

Total	439,918	183,785	83,759	707,462
Costs of revenue	294,642	98,150	75,313	468,105

Gross profit	$145,276	85,635	8,446	239,357

The majority of the Company’s revenues and long-lived assets other than goodwill and intangible assets are derived from and located in the PRC. The following table sets forth the revenues by geographical area:

	Year ended June 30,
	2020	2021	2022
Revenues:
PRC	$441,305	$518,170	$614,903
Non-PRC	62,022	75,296	92,559

	$503,327	$593,466	$707,462

The following table sets forth the long-lived assets other than goodwill and intangible assets by geographical area:

	June 30,
	2021	2022
Long-lived assets other than goodwill and acquired intangible assets
PRC	$163,343	$159,598
Non-PRC	11,458	10,114

	$174,801	$169,712

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
(Amounts in thousands except for number of shares and per share data)

NOTE 25 - ACQUISITION OF SUBSIDIARY
In August 2021, the Company completed the acquisition of 100% of the equity of Beijing Hollysys Intelligent Technologies Co., Ltd. (“Hollysys Intelligent”), a wholly owned subsidiary, from Ningbo Hollysys Intelligent Technologies Co Ltd. (“Ningbo Hollysys”), with a cash consideration of approximately RMB 135 million ($20,908). As a subsidiary of the Company, its financial performance ha
s
 been included in the Company’s consolidated financial statements from the first quarter of fiscal year 2022.
The following represents the summary of the excess purchase price over the fair value of net assets acquired:

Purchase price	$20,908
Less: Final fair value of net assets acquired(see table below)	1,211

Excess purchase price over fair value of net assets acquired	19,697

The excess purchase price over the fair value of net assets acquired has been recorded to goodwill. No significant changes were made during the year ended June 30, 2022, to the preliminary purchase accounting recorded during the fiscal year 2022. The goodwill arising from the Hollysys Intelligent Acquisition consists largely of the synergies and economies of scale expected from combining the operations acquired from Hollysys Intelligent with ours. The following table summarizes the final fair values assigned to the identified assets acquired and liabilities assumed:

Assets Acquired:
Cash and cash equivalents	$3,018
Restricted cash	1
Accounts receivable, net	8,776
Cost and estimated earnings in excess of billings, net	2,499
Other receivables, net	1,221
Advances to suppliers	667
Inventories, net	6,513
Income tax recoverable	25
Property, plant and equipment, net	2,886
Operating lease right-of-use assets	3
Intangible assets, net	11,245
Investments in equity investees	1,490

Total assets acquired	38,344

Liabilities Assumed:
Accounts payable	11,553
Deferred revenue	9,803
Accrued payroll and related expenses	1,018
Warranty liabilities	145
Accrued liabilities	14,614

Total liabilities assumed	37,133

Fair Value of Net Assets Acquired	$1,211

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
(Amounts in thousands except for number of shares and per share data)

In connection with the Hollysys Intelligent Acquisition, below is a summary of the value allocated to the intangible assets acquired:

			June 30, 2022
Asset Class	Amortization Period	Amount Assigned at Acquisition Date	Accumulated Amortization and Foreign Currency Translation	Net Carrying Value
Intangible assets	10 Years	$11,245	$(1,394)	$9,851
NOTE 26 -
DISPOSAL OF SUBSIDIARY
In March 2021, the Company entered into an agreement to dispose all of its 80% interest in Cixi Hollysys for cash considerations of $12,093. The Company received $7,271 of the proceeds prior to the year ended June 30, 2022. The disposal transaction was completed in February 2022, and a disposal gain of $55 was recognized under the caption gains on disposal of subsidiaries in the consolidated statements of comprehensive income for the year ended June 30, 2022.

NOTE 27 - SUBSEQUENT EVENTS
In August 2022, Xi’an Hollysys and Beijing Hollysys signed a fixed asset loan contract amounting to RMB 600 million ($87,040) with the Industrial and Commercial Bank of China for the construction of Hollysys Northwest Headquarters Base Project. Under this loan agreement, the company can borrow up to RMB 600 million ($87,040) in the future, according to its needs until October 30, 2024. The term of the loan contract is 10 years. The loan is not drawn up to the date of this report.
NOTE 2
8
- ENDORSEMENT OF NOTE RECEIVABLES
The Company endorsed bank acceptance bills to its suppliers as a way of settling accounts payable. The total endorsed but not yet due bank acceptance bills amounted to $41,981 and $67,703 as of June 30, 2021 and 2022, respectively. The endorsement of bank acceptance bills qualified as deemed sales of financial assets according to ASC 860,
Transfer and Servicing
(“ASC 860”) because the bank acceptance bills have been isolated from the Company upon transfer, the transferee has the rights to pledge or exchange the bank acceptance bills, and the Company has no control over the bank acceptance bills upon endorsement. As a result, bank acceptance bills are derecognized at the time of endorsement.
NOTE 2
9
- CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY
Under the PRC laws and regulations, the Company’s PRC subsidiaries’ ability to transfer net assets in the form of dividend payments, loans, or advances are restricted. The amount restricted was RMB524,181 (equivalent to $70,511) and RMB607,041 (equivalent to $83,326) as of June 30, 2021, and 2022, respectively.

F-5
2

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
(Amounts in thousands except for number of shares and per share data)

The following represents condensed unconsolidated financial information of the parent company only:
CONDENSED BALANCE SHEETS

	June 30,
	2021	2022
ASSETS
Current assets:
Cash and cash equivalents	$7,824	$7,500
Amounts due from subsidiaries	53,503	53,503
Prepaid expenses	166	202

Total current assets	61,493	61,205
Investment in subsidiaries	1,221,755	1,276,497

Total assets	$1,283,248	$1,337,702

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accrued liabilities	5,143	98
Amounts due to subsidiaries	140,415	172,317

Total liabilities	145,558	172,415

Equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 61,367,337 shares issued and 61,962,449 shares issued and outstanding as of June 30, 2021 and 2022, respectively	61	62
Additional paid-in capital	233,768	243,476
Retained earnings	871,047	934,404
Accumulated other comprehensive income (loss)	32,814	(12,655)

Total equity	1,137,690	1,165,287

Total liabilities and equity	$1,283,248	$1,337,702

F-5
3

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
(Amounts in thousands except for number of shares and per share data)

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended June 30,
	2020	2021	2022
General and administrative expenses	$1,344	$21,090	$17,223

Loss from operations	(1,344)	(21,090)	(17,223)
Interest income	309	117	—
Interest expenses	(90)	—	—
Foreign exchange (losses) gains	(1,043)	1,532	197
Share of net income of subsidiaries	$81,564	$109,150	$100,208

Income before income taxes	79,396	89,709	83,182
Income tax expenses	—	—	—

Net income	79,396	89,709	83,182
Other comprehensive income, net of tax of nil
Translation adjustment	(27,996)	96,331	(45,469)

Comprehensive income	$51,400	$186,040	$37,713

CONDENSED STATEMENTS OF CASH FLOWS

	Year ended June 30,
	2020	2021	2022
Cash flows from operating activities:
Net income	$79,396	$89,709	$83,182
Adjustments to reconcile net income to net cash used in operating activities:
Share of net income of subsidiaries	(81,564)	(109,150)	(100,208)
Share-based compensation expenses	410	9,724	9,709
Accretion of convertible bond	57	—	—
Change in operating assets and liabilities	(142)	5,065	26,820

Net cash (used in) provided by operating activities	$(1,843)	$(4,652)	$19,503
Cash flows from investing activities:
Loans to subsidiaries	(19,775)	—	—
Maturity of short-term investments	—	11,318	—

Net cash (used in) provided by investing activities	$(19,775)	$11,318	$—
Cash flows from financing activities:
Repayment of convertible bond	(20,753)	—	—
Proceeds of loans from subsidiaries	20,000	—	—
Payment of dividends	(12,713)	(12,107)	(19,827)

Net cash used in financing activities	$(13,466)	$(12,107)	$(19,827)

Net decrease in cash and cash equivalents	$(35,084)	$(5,441)	$(324)

Cash and cash equivalents, beginning of period	48,349	13,265	7,824

Cash and cash equivalents, end of period	$13,265	$7,824	$7,500

F-5
4

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2020, 2021 AND 2022 – continued
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

F-5
5