Form 20-F
period 2023-06-30
Hollysys Automation Technologies, Ltd.
filed 2023-09-20
CIK 1357450

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2023
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
Chuan (Arden) XIA, Tel: (86 10) 5898 1386
, E-mail:
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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report (June 30, 2023): 62,021,930 ordinary shares.
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
☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
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
of the Exchange Act).    Yes  ☐            No  ☒
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes  ☐            No
☐

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

ANNUAL REPORT ON FORM 20-F

FOR THE FISCAL YEAR ENDED JUNE 30, 2023

i

USE OF CERTAIN DEFINED TERMS

Except as otherwise indicated by the context, references in this annual report to:

•

“Hollysys,” “we,” “us,” or “our,” and “the Company,” refer to the combined business of Hollysys Automation Technologies Ltd., a BVI company, and its consolidated subsidiaries, HI, HAP, HAIP, PTHAI, Bond Group, Concord Group, CSHK, GTH, Clear Mind, World Hope, Helitong, Hollysys Group, Hangzhou Hollysys, Hangzhou System, Hollysys Industrial Software, Beijing Hollysys, Hollysys Electronics, Xi’an Hollysys, Hollysys Investment, HollySys Smart Energy, Shandong Lukang, Xuzhou HollySys, Hollysys Intelligent, HollySys System Integration, HollySys Control, HollySys Education, Xiamen HollySys, and Chengdu HollySys Transportation;

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

•

“Concord Group” refers to a group of our subsidiaries, including Concord Corporation Pte. Ltd. (“CCPL”), a Singapore company, and CCPL’s subsidiaries, Concord Electrical Sdn. Bhd. (“CESB”), a Malaysia company, Concord Electrical Contracting Ltd. (“CECL”), a Qatar company, Concord M Design and Engineering Company Limited. (“CMDE”), a Macau company, and Concord Electrical, Inc. (“CEI”), a Philippines company;

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

•

“RMB” and “CNY” refer to Renminbi, the legal currency of China; “SGD” and “S$” refer to the Singapore dollar, the legal currency of Singapore; “US dollar,” “$” and “US$” refer to the legal currency of the United States; “MYR” refers to the Malaysian Ringgit, the legal currency of Malaysia; “AED” refers to the United Arab Emirates Dirham, the legal currency of the United Arab Emirates; “HKD” refers to the Hong Kong dollar, the legal currency of Hong Kong; “MOP” refers to the Macau Pataca, the legal currency of Macau; “INR” refers to the Indian Rupee, the legal currency of India; “QAR” refers to the Qatar Riyal, the legal currency of Qatar; “IDR” refers to Indonesia Rupiah, the legal currency of Indonesia, and “PHP” refers to Philippine Peso, the legal currency of the Philippines;

•	“BVI” refers to the British Virgin Islands;

•

“China,” “PRC” and “mainland China” refer to the People’s Republic of China, and only in the context of describing PRC rules, laws, regulations, regulatory authority, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes Taiwan, Hong Kong and Macau;

•	“Hong Kong” and “Hong Kong SAR” refer to the Hong Kong Special Administrative Region of China;

•	“Macau” refers to the Macau Special Administrative Region of China;

•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended; and

•	“Securities Act” refers to the Securities Act of 1933, as amended.

In addition, we have listed below certain technical terms we use to describe our business and industry:

•	APC: Advanced Process Control

•	ART: Autonomous rail Rapid Transit

•	ATO: Automatic Train Operation system

•	ATP: Automation Train Protection

•	BTM: Balise Transmission Module

•	CBI: Computer Based Interlocking

•	CNC: Computer Numerical Control

•	CTCS: China Train Control Standard

•	CTCS-2: Chinese Train Control System Level 2

•	CTCS-3: Chinese Train Control System Level 3

•	DCS: Distributed Control System

•	DEH: Digital Electro-Hydraulic

•	GW: Gigawatt

•	HAMS: HolliAS Asset Management System

•	IIoT: Industrial Internet of Things

•	LEU: Line-Side Electronic Unit

•	MES: Manufacturing Execution System

•	PaaS: Platform as a Service

•	PLC: Programmable Logic Controller

•	RBC: Radio Block Center

•	SaaS: Software as a Service

•	SCADA: Supervisory Control and Data Acquisition

•	SIL: Safety Integrity Level

•	SIS: Safety Instrumentation System

•	SMT: Surface Mounting Technology

•	STS: Simulation Training System

•	TCC: Train Control Center

•	TSRS: Temporary Speed Restriction Server

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements and information relating to us that are based on the current beliefs, expectations, assumptions, estimates and projections of our management regarding our company and industry. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. When used in this annual report, the words “may,” “will,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These statements reflect management’s current view of us concerning future events and are subject to certain risks, uncertainties and assumptions, including our potential inability to achieve similar growth in future periods as we did historically, a decrease in the availability of our raw materials, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to China’s legal system and economic, political and social events in China, the volatility of the securities markets and other risks and uncertainties which are generally set forth under the heading “Item 3. Key information—D. Risk Factors” and elsewhere in this annual report. Should any of these risks or uncertainties materialize, or should the underlying assumptions about our business and the commercial markets in which we operate prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in this annual report.

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

Risks Associated with Operations in China

Our activities are primarily conducted in the PRC through our Chinese operating subsidiaries. We do not have any variable interest entity in China. Our Chinese operating subsidiaries are required to, and have obtained, from PRC authorities all permits or approvals required to engage in our business in China, including the business licenses from local authorities for their operations. We believe that currently we are not required to obtain permissions from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or other entity in China for our operations in China, while we cannot assure you that we will not be required to obtain the approval of the CSRC, the CAC or of potentially other regulatory authorities to maintain the listing status of our ordinary shares on the NASDAQ or to conduct offerings of securities in the future. In addition, we face risks and uncertainties as to whether and how PRC regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would apply to us. The PRC government has also recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies. See “Item 4. Information of the Company—B. Business Overview—Recent Regulatory Development.”

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

Summary of Risk Factors

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision. If any of the following risks actually occurs, our business, prospects, financial condition or results of operations could suffer. In that case, the trading price of our securities could decline, and you may lose all or part of your investment. Below please find a summary of the principal risks we face, organized under relevant headings. All the legal and operational risks associated with being based in and having operations in China also apply to our operations in Hong Kong and Macau.

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

•

Our capital and human resources committed to product and service offerings may not always achieve anticipated results and we may not be able to develop new product and service offerings that meet market demand or successfully introduce new products and services in a timely manner.

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

Risks Related to Doing Business in China

While we do not have any variable interest entity in China, we face risks and uncertainties as to whether and how the recent PRC regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would apply to us. Risks and uncertainties related to doing business in China include, but are not limited to, the following:

•

Changes in the economic and political policies of the PRC government could have a material and adverse effect on our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies. For details, see page 24 of this annual report.

•

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could adversely affect us. For details, see page 25 of this annual report.

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

•

PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions. For details, see page 26 of this annual report.

•

The permission and approval from the CSRC or other PRC government authorities may be required in connection with an offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such permission or approval. For details, see page 27 of this annual report.

•

Trading in our securities will be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor as an independent registered public accounting firm, and as a result, U.S. national securities exchanges, such as the NASDAQ, may determine to delist our securities. For details, see page 27 of this annual report.

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

The success of our business depends in great measure on our ability to keep pace with, or even lead, changes that occur in our industry and expand our product and service offerings. Traditionally, the automation and control systems business was relatively stable and slow moving. Successive generations of products offered only marginal improvements in terms of functionality and reliability. However, the emergence of computers, computer networks and electronic components as key elements of the systems that we design and build has accelerated the pace of change in our industry. Where there was formerly as much as a decade or more between successive generations of automation systems, the time between generations is now as little as two to three years. Technological advances and the introduction of new products, new designs and new manufacturing techniques by our competitors could adversely affect our business unless we are able to respond with similar advances. To remain competitive, we must continue to incur significant costs in product development, equipment and facilities and to make capital investments and seek complementary acquisitions. These costs may increase, resulting in greater fixed costs and operating expenses than we have incurred to date. As a result, we could be required to expend substantial funds for and commit significant resources to the following:

•	research and development activities on existing and potential products and services;

•	additional engineering and other technical personnel;

•	advanced design, production and test equipment;

•	manufacturing services that meet changing customer needs;

•	technological changes in manufacturing processes;

•	expansion of manufacturing capacity; and

•	acquiring technology through licensing and acquisitions.

Our future operating results will depend to a significant extent on our ability to continue providing new product and service solutions that compare favorably on the basis of time to market, cost and performance, with competing third-party suppliers and technologies. However, we may develop new products and services that do not gain market acceptance, which would result in the failure to recover the significant costs for design and manufacturing of new products and services, thus adversely affecting operating results.

Our businesses and financial performance may be affected by changes in the PRC government policies promoting infrastructural development, such as high-speed rail and urban mass transit. Any decrease in the public expenditures on, or any change in the public procurement policies or industry standards relating to, such industries may affect our business.

Our business includes providing high-speed rail signaling systems that ensure operational safety of passenger trains. The development of the PRC high-speed rail signaling system industry is dependent upon state planning and investment in high-speed rail transportation projects. The nature, scale and timetable of these projects may be affected by a number of factors, including the overall state investment in high-speed rail transportation projects and approval of such new projects. By the end of 2022, the total length of China’s high-speed railway was over 42,000 kilometers. We cannot predict whether the total annual investment in and the market size of the PRC high-speed railway industry will continue to grow in the future. If the total annual investment or the market size declines, our business and financial position may be adversely affected.

We have also provided our supervisory control and data acquisition (“SCADA”) system to a number of China’s subway lines over the past years. Although the PRC government has historically been supportive of the development of the urban mass transit industry, its industrial policy may change from time to time and it may adopt new policies or measures to further regulate the urban mass transit industry due to changes in macroeconomic trends or certain unexpected events.

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

Our capital and human resources committed to product and service offerings may not always achieve anticipated results and we may not be able to develop new product and service offerings that meet market demand or successfully introduce new products and services in a timely manner.

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

Our backlog indicates our ability to sell our products and services and increase our revenue, which represents the amount of unrealized revenue to be earned from the contracts that we have won. Backlog is not a standard financial measure that has been defined by generally accepted accounting principles, and may not be indicative of future operating results. The amount of our aggregate backlog is based on the assumption that our relevant contracts will be performed in full in accordance with their terms. The termination or modification of any one or more major contracts may have a substantial and immediate effect on our backlog. We cannot guarantee that the amount estimated in our backlog will be realized in full, in a timely manner, or at all, or that, even if it is realized, such backlog will result in profits as expected. As a result, you should not rely on our backlog information presented in this annual report as an indicator of our future earnings.

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

•

difficulties in managing, growing, and staffing international operations, including varying legal and cultural expectations for employee relationships, increased travel, infrastructure and legal compliance costs associated with international operations;

•

challenges to our corporate culture resulting from a dispersed workforce and intricacies of foreign employees joining labor unions, employee representative bodies, or engaging in collective bargaining agreements, and challenges related to work stoppages or slowdowns;

•	fluctuations in exchange rates that may increase the volatility of our foreign-based revenue and expenses;

•	potentially adverse tax consequences, including the complexities of foreign value-added tax, goods and services tax and other transactional taxes;

•	reduced or varied protection for intellectual property rights in some countries;

•	difficulties in managing and adapting to differing cultures and customs;

•	difficulties in implementing and maintaining the financial systems and processes needed to enable compliance across multiple product and service offerings and jurisdictions;

•	data privacy laws which require that customer data be stored and processed in a designated territory subject to laws different from those of the PRC;

•	new and different sources of competition as well as laws and business practices favoring local competitors and local employees;

•	compliance with anti-bribery laws, including compliance with the Foreign Corrupt Practices Act (the “FCPA”);

•	increased financial accounting and reporting burdens and complexities; and

•	restrictions on the transfer of funds across borders or repatriation of earnings.

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

In line with the industry practice, we generally do not carry large amounts of product liability insurance for our products, and we may not be able to obtain adequate insurance coverage in the future or may experience difficulties in obtaining the insurance coverage we need, which could negatively affect our business, financial condition and results of operations. The typical industrial practice is for the customers to obtain insurance to protect against their own operational risks. Any claims against us, regardless of their merits, could materially and adversely affect our financial condition. If we recall any of our products or are punished by governmental authorities, our business activities, financial condition and results of operations, as well as reputation, could be adversely affected.

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

We primarily manufacture the hardware of our products in Beijing and Hangzhou facilities and on certain occasions outsource the production to third-party manufacturers. These facilities may be affected by natural or man-made disasters and other external events, including but not limited to fire, natural disasters, diseases and epidemics (such as Covid-19), weather, manufacturing problems, strikes, transportation interruption, government regulation, supply chain disruption or terrorism. Any such disruptions or facility downtime could prevent us from meeting customer demand for our product and require us to make unexpected capital expenditures. In such circumstances, we may not be able to find alternatives on terms acceptable to us, or at all. Any of these disruptions may force us to cease operations, shift production to other third-party manufacturers or cease certain parts of our business operations, which could incur substantial costs or take a significant time to re-start production or operations, each of which may adversely impact our business and results of operations.

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

Additionally, in November 2021, the CAC issued the Cyber Data Security Administration Regulations (Draft for Comments), which, among other things, stipulates that a data processor that processes “important data” or listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the relevant municipal counterpart of the CAC before January 31 of the following year. As of the date of this annual report, such administration regulations have not been adopted. In January 2022, the CAC and several other administrations jointly promulgated the amended Cybersecurity Review Measures (the “Cybersecurity Review Measures”), which became effective on February 15, 2022, and superseded and replaced the current cybersecurity review measures that became effective in June 2020. Pursuant to the Cybersecurity Review Measures, a CIIO that purchases network products and services, or conducts data process activities, which affect or may affect national security will be subject to the cybersecurity review. The Cybersecurity Review Measures also expands the cybersecurity review to “internet platform operators” in possession of personal information of over one million users if such operators intend to list their securities in a foreign country. See “—Risks Related to Doing Business in China—The permission and approval from the CSRC or other PRC government authorities may be required in connection with an offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such permission or approval.” Alternatively, relevant governmental authorities in the PRC may initiate a cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security.

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

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. Our outstanding goodwill as of June 30, 2023 was related to the acquisition of Hollysys Industrial Software in July 2017, Shandong Lukang in August 2019 and Hollysys Intelligent in August 2021. Based on our quantitative assessment for Hollysys Intelligent and qualitative assessment for Hollysys Industrial Software and Shandong Lukang, the goodwill was not impaired as of June 30, 2023.

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

In line with the industry practice, we typically have a long receivable collection cycle. We have in the past faced, and may face in the future, the risk that customers may delay their settlement with us or delay or fail to pay us as scheduled such as due to financial distress of our customers. Furthermore, defaults in payments to us on projects for which we have already incurred significant costs and expenses can materially and adversely affect our results of operations and reduce our financial resources that would otherwise be available to fund other projects. We cannot assure you that payments from customers will be made in a timely manner or at all, or that delays or defaults in payments will not adversely affect our financial condition and results of operations.

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

We are expanding our business outside of mainland China, including seeking business opportunities in Hong Kong, Singapore, Malaysia, India, Indonesia, and the Middle East. For our marketing both in mainland China and in other jurisdictions, we seek international certifications and have obtained certificates such as the European Safety Standard Certification Level 4 and the Safety Integrity Level 3 (SIL 3) Certification. As we operate in jurisdictions outside of mainland China, we will have to comply with local laws, some of which relate to various safety and quality requirements for the kinds of products we provide. The failure to have any necessary or beneficial certifications and the failure to comply with local laws will have an adverse impact on our marketing and business, and may result in additional costs and expenses.

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

Moreover, such government-affiliated customers may require us to undertake additional obligations, change the type of our services, equipment used or other terms of service, or purchase specific equipment, or modify other contractual terms from time to time for the social benefit or other administrative purposes, resulting in additional costs incurred by us, which may not be reimbursed by such customers in full. If any early termination by any government-affiliated customers occurs or if any government-affiliated customers fail to renew their contracts with us in the future, our backlog may be reduced and our investment plan may be hindered, which may have a material adverse effect on our business and financial performance.

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

Additionally, if major competitors increase their investments in China or our targeted overseas markets or collaborate with our existing competitors, we may face even more intense competition. We may not be able to compete successfully with existing industry leaders in new business areas into which we intend to expand. This may in turn affect our business, operating results and financial condition. Other emerging companies or companies in related industries may also increase their participation in relevant markets, which would add to the competitive pressure that we face.

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

We believe that competition for experienced personnel in the areas of industrial automation, rail transportation and mechanical and electrical solutions is intense. Competition for such qualified personnel could lead to higher emoluments and other compensations in order to attract and retain such personnel and an increase in our operating costs. If we are not able to retain the members of our senior management or engineering staff required to achieve our business objectives, this may materially and adversely affect our business operations and prospects.

Our control systems are used in infrastructure projects such as subway systems, railways and nuclear plants; to the extent that our systems do not perform as designed, we could be found responsible for the damage resulting from that failure.

We face potential responsibility for the failure of our control systems in performing the various functions for which they are designed and the damages resulting from any such problem. To the extent that we contract to provide control systems in larger scale projects, the level of damages for which we may be held responsible is likely to increase. To the extent that any of our installed control systems do not perform as designed for their intended purposes, and we are held responsible for the consequences of those performance failures and resulting damages, there may be an adverse impact on our business, reputation, revenues and profits. We believe that our control systems have so far performed as designed, and there are no claims asserted against us based on any significant, non-performance event. Notwithstanding our record, no assurance can be given that no claims will be sought in the future based on the design and performance of our control systems.

Industry and economic conditions may adversely affect the markets and operating conditions of our customers, which in turn can affect demand for our products and services and our results of operations.

We operate in a cyclical industry that is sensitive to general economic conditions in the PRC and abroad. Rapid growth in the PRC economy and urban population could lead to an increased demand for high-speed railway, urban transportation and power plants, which could in turn foster demand for control system products and services in high-speed rail transportation, urban mass transit and power sectors. Changes in market supply and demand could also have a substantial effect on our product prices, business, revenue and financial condition. Macroeconomic conditions (such as the government’s announcement of economic stimulus policies to encourage the construction of public infrastructure or the termination of such policies), supply and demand imbalances and other factors beyond our control, including import and export policies, value-added tax and export taxes could have a major impact on our market share, and the demand for and prices of our products. Increased demand for rail transportation and increased operating margins may result in a larger amount of new investments in the relevant industries and increased production in the overall industry, which may cause supply to exceed the demand and lead to a period of lower prices. This cycle of rising and falling demand may repeat itself. Any of these cyclical factors may adversely impact our business, financial condition, results of operations and prospects.

We are striving to expand our sales into the international markets. Our overseas business extends to Southeast Asia and the Middle East. Any economic downturn may result in reduced funding for public infrastructures including railway or urban mass transit infrastructures and a decreased demand for our transportation control system products and services in the international market. Moreover, any economic downturn may negatively impact the ability of our international customers to obtain financing, which may lead to their unwillingness to purchase our products. Therefore, the general demand for our products and their selling price could decline. Any adverse changes in the global market and economic conditions and any slowdown or recession of the global economy could have a material adverse effect on our business, financial condition, results of operations and prospects. See “—Our business, financial condition, and results of operations may be materially and adversely affected by any economic slowdown in China as well as globally, or tensions in international trade and rising political tensions, particularly between the U.S. and China.”

We may not be able to sufficiently protect our intellectual property.

Our business primarily relies on a combination of copyright, patent, trademark and other intellectual property laws, nondisclosure agreements and other protective measures to protect our proprietary rights. As of June 30, 2023, we held 458 software copyrights, 502 authorized patents, 343 patent applications and 63 registered trademarks.

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

In the event that any misappropriation or infringement of our intellectual property occurs in the future, we may need to protect our intellectual property or other proprietary rights through litigation. Litigation may divert our management’s attention from our business operations and possibly result in significant legal costs, and the outcome of any litigation is uncertain. Furthermore, infringement of our intellectual property rights may impair the market value and share of our products, damage our reputation and adversely affect our business, financial condition and results of operations.

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

In addition to organic growth, we may supplement our business expansion through acquisitions of an operating business or specific assets. Examples of our past acquisitions are the acquisitions of Concord Group in 2011 and Bond Group in 2013, which were undertaken to accelerate the development of our mechanical and electrical solutions business in Southeast Asia and the Middle East. Implementing our acquisition strategies may expose us to the following risks, among others, which could have material adverse effects on our business, financial condition, results of operations and prospects:

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

We may not be able to consummate acquisitions or dispositions on favorable terms or at all. Our ability to consummate acquisitions will be limited by our ability to identify appropriate acquisition candidates, to negotiate acceptable terms for purchase and our access to financial resources, including available cash and borrowing capacity. In addition, we cannot assure you that we will be able to effectively integrate businesses we acquire or that any acquisitions will generate long-term benefits for us. Any failure to effectively integrate or benefit from acquisitions we make may have material adverse effects on our business, financial condition, results of operations and prospects.

Our business, financial condition, and results of operations may be materially and adversely affected by any economic slowdown in China as well as globally, or tensions in international trade and rising political tensions, particularly between the U.S. and China.

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

We were made aware of a shareholders dispute regarding ownership of Ace Lead Profits Limited, one of our shareholders, reporting to own 4,144,223 ordinary shares of the Company, which represents 6.68% of our total outstanding shares as of September 2, 2023. Ace Lead Profits Limited is wholly owned and controlled by Mr. Baiqing Shao, and Mr. Baiqing Shao was reported to be deemed to be a beneficial owner of the shares held by Ace Lead Profits Limited.

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

Our board of directors (the “Board”) has received notice from Hollysys Committee on Trust Interests (the “Committee”) that a legal action has been commenced in the Hong Kong High Court against Mr. Shao and Ace Lead on March 9, 2021 disputing the beneficial ownership of the Company’s shares held by Ace Lead and the beneficial ownership of the shares of Ace Lead held by Mr. Shao (the “Legal Action”), and the Hong Kong High Court held a hearing on jurisdiction dispute on October 19, 2022, and subsequently issued an order dismissing defendants’ jurisdictional dispute claims on November 4, 2022 and the case will be tried on merits. We cannot predict the outcome of the Legal Action, and the ongoing litigation proceedings in connection with the ownership of Ace Lead may cause us or our management, including Dr. Wang, to incur significant time, resources and cost or divert their attention from our business, which could have a negative impact on our business, results of operations, and growth prospects.

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

As reported in this annual report on Form 20-F, our management has concluded that our internal control over financial reporting was effective as of June 30, 2023, and our independent registered public accounting firm has issued an attestation report regarding the effectiveness of our internal control over financial reporting as of June 30, 2023. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ordinary shares. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with these and other requirements of the U.S. securities laws.

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

With operations in China and other countries worldwide, we are subject to numerous risks outside of our control, including risks arising from natural disasters, such as fires, earthquakes, hurricanes, floods, tornadoes, unusual weather conditions, epidemics (including Covid-19) and other global health emergencies, supply chain disruption, terrorist acts or disruptive global political events, or similar disruptions that could materially adversely affect business and financial performance.

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

Climate change could affect our business, financial condition and results of operations.

Climate risks may increasingly impact the operation of our business, and we are working to review the impact of climate issues on our direct operations. We have categorized the climate-related risks into physical risks and transition risks.

Physical risks we identified primarily relate to extreme weather events brought or intensified by climate change that may cause damage to our facilities (e.g., office buildings, warehouses and production plants) and affect our operations. In particular, extreme weather events may expose us to risks of prolonged unavailability of assets and infrastructure, resulting in substantial cost of restoration and failure to deliver the product to customers on time. Furthermore, the extreme weather events brought by climate change may potentially affect the supply and transportation of raw materials, and any supply chain disruption may subsequently affect our business operations.

We have identified the changes in policies and regulations as transition risks. Such transition risks mainly arise from regulatory restrictions or mandatory carbon trading on greenhouse gas emissions, such as China’s climate pledge to peak emissions before 2030 and achieve carbon neutrality by 2060. Furthermore, regulatory and legislative changes and trends in technology development, electrification and the consequent market developments may expose us to the risks of enhanced emission-reporting obligations, increased pricing of GHG emissions, and additional cost to transition to lower emission technology. These may result in higher operating and compliance costs.

We continue to develop an organizational culture to encourage regular discussion and consideration of emerging climate-related risks. Any failure to timely complete the transition of our production to address climate-change related concerns could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Doing Business in China

Changes in the economic and political policies of the PRC government could have a material and adverse effect on our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

We conduct a substantial portion of our business in China through our operating subsidiaries in China. Accordingly, our results of operations, financial condition and prospects are to a significant extent affected by economic and political developments in China. In particular, the PRC government continues to exercise significant control over the economic growth of the PRC through allocating resources, controlling payments of foreign currency-denominated obligations, setting monetary policy and providing preferential treatments to particular industries or companies. In recent years, the PRC government has implemented measures emphasizing the utilization of market forces in reforming the economy. These economic reform measures may be adjusted or modified or applied inconsistently from industry to industry, or across different regions of the country. As a result, some of these measures may benefit the overall economy of the PRC, but may have an adverse effect on us.

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

Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations at any time. The PRC government has published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could require us to seek permission from PRC authorities to continue to operate our business, which may adversely affect our business, financial condition and results of operations.

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

The permission and approval from the CSRC or other PRC government authorities may be required in connection with an offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such permission or approval.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. Under the Trial Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offering or listing application. The companies that have already been listed on overseas stock exchanges are not required to make immediate filings for its listing, yet need to make filings for subsequent offerings in accordance with the Trial Measures. In view of the fact that the Trial Measures have come into effect on March 31, 2023, we shall fulfill the filing procedures with the CSRC for any future offshore offering as per requirements of the Trial Measures. In addition, on February 24, 2023, the CSRC released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, or, the Confidentiality Provisions, which came into effect on March 31, 2023. Pursuant to the Confidentiality Provisions, any future inspection or investigation conducted by overseas securities regulator or the relevant competent authorities on our PRC domestic companies with respect to our overseas issuance and listing shall be carried out in the manner in compliance with PRC laws and regulations. As the Trial Measures and Confidentiality Provisions have only been recently published, there are significant uncertainties as to their implementation, interpretation and impact on our current listing and any future offerings or financings. We may not be able to complete the filing described above if the filing materials are incomplete or do not meet the requirements of the CSRC. Any failure to obtain or delay in obtaining the CSRC permission and approval for any of our offshore offerings, or a rescission of such permission and approval if obtained, may subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which may materially and adversely affect our business, financial condition, and results of operations.

Trading in our securities will be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor as an independent registered public accounting firm, and as a result, U.S. national securities exchanges, such as the NASDAQ, may determine to delist our securities.

U.S. legislators and regulators have in recent years voiced concerns about risks associated with investing in companies that are based in or have substantial operations in emerging markets, including China. In particular, lawmakers have highlighted the increased risks associated with companies whose independent auditors are unable to be inspected or investigated completely by the PCAOB.

As part of this continued focus in the United States on access to audit and other information currently protected by national law, in particular China’s, on December 18, 2020, the U.S. president signed the Holding Foreign Companies Accountable Act, or the HFCAA, into law. Among other things, the HFCAA requires the SEC to identify public companies that have retained a registered public accounting firm to issue an audit report where the firm has a branch or office that: (i) is located in a foreign jurisdiction, and (ii) the Public Company Accounting Oversight Board, or the PCAOB, has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. On December 29, 2022, the U.S. President signed the “Consolidated Appropriations Act, 2023” into law, which, among other things, amended the HFCAA to reduce the number of consecutive years an issuer can be identified as a Commission-Identified Issuer before the SEC must impose an initial trading prohibition on the issuer’s securities from three years to two years. Therefore, if we are identified as a Commission-Identified Issuer for two consecutive years, the SEC is required under the HCFAA to prohibit the trading of our securities on a U.S. national securities exchange and in the over-the-counter market.

On December 16, 2021, the PCAOB issued the HFCAA Determination Report, according to which registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor, are subject to the determinations that the PCAOB is unable to inspect or investigate completely. On October 21, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our annual report on the Form 20-F for the fiscal year ended June 30, 2022. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections.

On August 26, 2022, the PCAOB signed a Statement of Protocol with China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 determinations accordingly. While vacating those determinations, each year, the PCAOB will determine whether it can inspect and investigate completely accounting firms headquartered in mainland China and Hong Kong. Whether the PCAOB will be able to continue to conduct inspections of registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor, in the two consecutive years, or at all, are subject to substantial uncertainty and depends on factors out of our control or the control of registered public accounting firms headquartered in mainland China and Hong Kong (including our auditor). Uncertainties exist with respect to the implementation of this framework and there is no assurance that the PCAOB will be able to have continued access for complete inspections and investigations in 2023 and beyond. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ordinary shares could be adversely affected. If our ordinary shares are delisted from the NASDAQ and are prohibited from trading in the over-the-counter market in the United States, there is no certainty that we will be able to list our securities on a non-U.S. securities exchange or that a market for our securities will develop outside of the United States. Such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, results of operations and prospects.

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

Under the Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management bodies” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such a case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. On July 27, 2011, the SAT issued Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, amended on April 14, 2015 and partially replaced by Announcement of State Administration of Taxation on Matters Relating to Chinese Tax Resident Identity Certificates, which became effective on October 1, 2016, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarifies certain issues related to determining PRC resident enterprise status and post-determination administration. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the competent tax authorities from an offshore incorporated PRC resident enterprise, the payer should not withhold tax when paying PRC-sourced dividends, interest and royalties to the offshore incorporated PRC resident enterprise. On January 29, 2014, the SAT further issued Announcement on Determination of Resident Enterprises under De Facto Management Body Standard, or Bulletin 9, which delegates the determination of the status of offshore incorporated PRC resident enterprise to the provincial-level tax authorities. Bulletin 9 is applicable to the enterprise income tax filings for 2013 and onwards. Although Circular 82 applies only to offshore enterprises controlled by PRC enterprises or PRC corporate groups and not those controlled by PRC individuals or non-PRC persons, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals or foreign enterprises. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management bodies.”

We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing and withholding or tax payment obligations with respect to any internal restructuring, and our PRC subsidiaries may be requested to assist in the filing. Any PRC tax imposed on a transfer of our shares not through a public stock exchange, or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in the Company.

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

We benefit from tax incentives and receive government grants. As of the June 30, 2023, Beijing Hollysys, Hangzhou Hollysys, Hollysys Industrial Software and Hollysys Intelligent, were recognized as high and new technology enterprises (the “HNTEs”) by the PRC government, which entitle each of them to a reduced income tax rate of 15% (compared to the statutory income tax rate of 25%). The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in the PRC. In order to maintain such qualifications and the preferential tax rates, these subsidiaries must submit a review application to relevant agencies. The HNTE qualification of Beijing Hollysys expired in July 2023. As of the date of this annual report, we are in the process of applying for the renewal of such HNTE qualification, although we cannot be certain if or when such renewal will be granted. The HNTE qualifications of Hangzhou Hollysys, Hollysys Industrial Software and Hollysys Intelligent will expire in November 2023, October 2025 and October 2024, respectively. We cannot assure you that any of our subsidiaries that currently qualify as HNTEs will continue to qualify for such status in the future. If those subsidiaries fail to maintain their HNTE qualifications or renew these qualifications when the relevant term expires, their applicable income tax rates would increase to 25%, which could have a material adverse effect on our financial condition and results of operations. Moreover, the PRC government could eliminate any of these preferential tax treatments before their scheduled expiration.

In addition, we received VAT refunds and government subsidies of approximately $25.8 million in the fiscal year ended June 30, 2023. The state tax bureaus in China provide refunds out of the value added tax, which we refer to as VAT, which they collect in order to encourage the research and development efforts made by certain qualified enterprises. The local governments in China also provide financial subsidies to encourage research and development efforts made by certain qualified enterprises. Some of our PRC subsidiaries have received such refunds and subsidies. The amounts of and conditions attached to these grants were determined at the sole discretion of the relevant governmental authorities. We cannot assure you that these PRC subsidiaries will be eligible to continue to receive these government grants or that the amount of any such grants will not be reduced in the future, and even if they continue to be eligible to receive these grants, we cannot guarantee that any conditions attached to the grants will be as favorable to us as they have historically been.

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

Risks Related to Our Ordinary Shares

The market price of our ordinary shares is volatile, leading to the possibility of its value being depressed at a time when you want to sell your holdings.

The market price of our ordinary shares has been volatile, and this volatility may continue. The closing price of our ordinary shares on the NASDAQ Global Select Market in the fiscal year 2023 ranged from a high of $20.43 to a low of $13.70. Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly. These factors include, among others:

•	our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;

•	changes in financial estimates by us or by any securities analysts who might cover our ordinary shares;

•	speculation about our business in the press or the investment community;

•	significant developments relating to our relationships with our customers or suppliers;

•	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in our industry;

•	customer demand for our services and products;

•	investor perceptions of our industry in general and the Company in particular;

•	the operating and share performance of comparable companies;

•	general economic conditions and trends;

•	major catastrophic events;

•	announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;

•	changes in accounting standards, policies, guidance, interpretation or principles;

•	loss of external funding sources;

•	sales of our ordinary shares, including sales by our directors, officers or significant shareholders;

•	additions or departures of key personnel; and

•	investor perception of litigation, investigation or other legal proceedings involving us or certain of our individual shareholders or their family members.

Securities class action litigation is often instituted against companies following periods of volatility in their share price. This type of litigation could result in substantial costs to us and divert our management’s attention and resources. Moreover, securities markets may from time to time experience significant price and volume fluctuations for reasons unrelated to the operating performance of particular companies. Market fluctuations may adversely affect the prices of our ordinary shares and other interests in the Company at a time when you want to sell your investment in us.

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

We are a “foreign private issuer,” and have disclosure obligations that are different than those of other U.S. domestic reporting companies so you should not expect to receive the same information about us at the same time as a U.S. domestic reporting company may provide. Furthermore, if we lose our status as a “foreign private issuer,” we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers and would incur significant operational, administrative, legal and accounting costs that we would not incur as a foreign private issuer.

We are a “foreign private issuer” and, as a result, we are not subject to certain of the requirements imposed upon U.S. domestic issuers by the SEC. For example, we are not required to issue quarterly reports or proxy statements. Also, we are allowed four months to file our annual report with the SEC. We are not required to disclose certain detailed information regarding executive compensation that is required from U.S. domestic issuers. Further, our directors and executive officers are not required to report equity holdings and transactions in our equity under Section 16 of the Securities Act. As a “foreign private issuer,” we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a “foreign private issuer” are different than those required by other U.S. domestic reporting companies, our shareholders should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, other U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as a “foreign private issuer.” Violations of these rules could affect our business, results of operations and financial condition.

If we lose our status as a “foreign private issuer” at some future time, we will be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers and would incur significant operational, administrative, legal and accounting costs that it would not incur as a foreign private issuer.

As a “foreign private issuer”, we are permitted to rely on exemptions from certain NASDAQ corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our securities.

We are exempted from certain corporate governance requirements of NASDAQ by virtue of being a “foreign private issuer”. As a “foreign private issuer”, we are permitted to follow the governance practices of our home country, the BVI, in lieu of certain corporate governance requirements of NASDAQ. As result, the standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. For instance, we are not required to:

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

Hollysys Automation Technologies Ltd. is a BVI company and substantially all of our assets are located outside of the United States. A substantial portion of our current business operations are conducted in the PRC. In addition, almost all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents in the United States and whose assets are located in significant part outside of the United States. The courts of the BVI would recognize as a valid judgment, a final and conclusive judgment in person is obtained in the federal or state courts in the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment, (ii) such courts did not contravene the rules of natural justice of the BVI, (iii) such judgment was not obtained by fraud, (iv) the enforcement of the judgment would not be contrary to the public policy of the BVI, (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the BVI and (vi) there is due compliance with the correct procedures under the laws of the BVI. In addition, there is uncertainty as to whether the courts of the BVI or the PRC, respectively, would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

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

The provisions in our Amended and Restated Memorandum and Articles of Association and terms of our Amended and Restated Rights Plan may discourage, delay or prevent a change of control of the Company or changes in our management. As a result, our shareholders may be limited in their ability to obtain a premium for their shares.

Our memorandum and articles of association, last amended and restated on January 7, 2021, or the Amended and Restated M&A, authorizes our Board to issue up to 90,000,000 preferred shares without any further action by our shareholders, which could delay, discourage, prevent or make it costlier to acquire or effect a change-in-control. In addition, on August 27, 2010, our Board adopted a rights plan (the “Rights Plan”) that provides for the issuance of one right (a “Right”) for each of our outstanding ordinary shares. In September 2020, we adopted an amended and restated rights plan (the “Amended and Restated Rights Plan”) which amends and restates the Rights Plan in its entirety. The Amended and Restated Rights Plan extends the expiration date of the Rights Plan from September 27, 2020 to September 27, 2030, decreases the threshold of the triggering event from 20% to 15%, and includes certain modernizing changes to account for certain synthetic equity positions when determining the beneficial ownership of our shareholders. The Rights are designed to assure that all of our shareholders receive fair and equal treatment in the event of any proposed takeover and to guard against partial tender offers, open market accumulations, undisclosed voting arrangements and other abusive or coercive tactics to gain control of the Company or our Board without paying all shareholders a control premium. The Rights may cause substantial dilution to a person or group that acquires 15% or more of the aggregate total of outstanding ordinary shares on terms not approved by our Board.

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

We have granted share-based compensation awards, including share options, restricted shares and restricted share units, to various employees, key personnel and other non-employees to incentivize performance and align their interests with ours. As a result of these grants and potential future grants, we have incurred in and expect to continue to incur share-based compensation expenses in the future. For example, in the fiscal years ended June 30, 2021, 2022 and 2023, we recorded share-based compensation expenses of $9.7 million, $9.7 million and $3.3 million, respectively. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for share-based compensation awards and recognize expenses in our consolidated statements of comprehensive income in accordance with the relevant rules under U.S. GAAP. Our share-based compensation expenses may increase in future periods, as we adopt new equity compensation plans to incentivize our employees and directors to grow our business. In addition, any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders.

We may determine to cease paying dividends in the future.

Our Board decides if and when the Company will pay cash dividends. On August 11, 2016, our Board approved a regular cash dividend policy pursuant to which future cash dividends are expected to be paid to holders of the Company’s ordinary shares on an annual basis out of funds legally available for such purpose. While cash dividends have been paid annually from 2016 to 2022, except for 2021, the declaration and payment of future dividends will be at the discretion of our Board, and there can be no assurance that cash dividends will be paid in the future. Our future payment of dividends will depend upon many factors, including our financial conditions, earnings, capital requirements of its businesses, legal requirements, regulatory constraints, industry practice, and other factors that our Board deems relevant.

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

In addition, our directors do not have terms of office, and they hold office until such director’s resignation, removal from office, death or incapacity. In connection with the adoption of the Rights Plan in August 2010, we amended our memorandum and articles of association to provide that directors may be removed by resolution of directors with or without cause or removed by resolution of shareholders only for cause. Under our Amended and Restated M&A, annual meetings of shareholders are no longer required. Since 2010, we have not held any shareholders meetings. We follow home country practice with respect to annual shareholders meetings and are not obligated to hold annual meetings of shareholders.

If securities analysts do not publish research or reports about our business or if they downgrade our shares or our sector, our share price and trading volume could decline.

The trading market for our ordinary shares has been affected in part by the research and reports that industry and financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who cover us downgrade our shares or our industry, change their views regarding the shares of any of our competitors, or other companies in our industry, or publish inaccurate or unfavorable research about our business, the market price of our shares could decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline.

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

In July 2016, Beijing Hollycon Medicine & Technology. Co., Ltd. (“Hollycon”), previously as one of our subsidiaries, issued new shares for an aggregate cash consideration of $30,943 to new investors. At the same time, we disposed 0.6% of our equity interest in Hollycon for cash consideration of $464. These two transactions resulted in dilution of our equity interests in Hollycon from 51% to 30%. According to the revised article of association, Hollycon was managed by a board of directors comprising of a total five members, of which, we can appoint two directors while the other three shareholders can appoint one director each. We can also appoint the chairman of the board. All major management and operation decision need be approved by the board and requires approval by at least 2/3 of directors. Profits are allocated to shareholders based on the percentage of respective initial investment. We lost control over Hollycon upon the completion of the two transactions set out above, but maintained significant influence over Hollycon, and accounted for the investment in Hollycon under the equity method. Upon the deconsolidation date, we recorded the retained non-controlling equity investee at fair value of $22,737 and recognized a gain of $14,514. The fair value of retained non-controlling interest in Hollycon was measured using a discounted cash flow approach. Key estimates and assumptions include the amount and timing of future expected cash flows, terminal value growth rates, and discount rate.

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

In August 2018, we transferred 100% of our equity interest in Beijing Hollysys Intelligent Technologies Co., Ltd. (“Hollysys Intelligent”), a wholly owned subsidiary, to Hollicube Co., Ltd. (formerly known as Ningbo Hollysys Intelligent Technologies Co Ltd.) (“Ningbo Hollysys”) in exchange for a 40% equity interest in Ningbo Hollysys. Upon the transfer of the equity interest, we lost control of Hollysys Intelligent and therefore, deconsolidated the subsidiary.

In August 2021, we completed the acquisition of 100% of the equity of Hollysys Intelligent held by Ningbo Hollysys, with a cash consideration of approximately $20,901, and have consolidated the financial performance of Hollysys Intelligent since the first quarter of fiscal year 2022.

Non-Binding Buyout Proposals

On December 10, 2020, we announced that our Board received an unsolicited non-binding proposal letter, dated December 7, 2020, from a consortium comprised of Mr. Baiqing Shao, Ace Lead Profits Limited and CPE Funds Management Limited (collectively, the “Shao Consortium”), to acquire all of our outstanding ordinary shares for $15.47 in cash per ordinary share. On January 8, 2021, we announced that our Board rejected such unsolicited offer, and we determined that such unsolicited offer substantially undervalues the Company and is not in the best interest of our shareholders. On February 1, 2021, we announced that our Board received a revised unsolicited consortium proposal to acquire all our outstanding shares for $17.10 per share. On July 15, 2021, we set record straight on the Shao Consortium’s consent solicitation, refuted the false claims put forth by the Shao Consortium regarding our past performance, governance decisions, and highlighted that the Shao Consortium’s offer undervalued the Company.

On August 2, 2021, we announced that our Board was in the process of evaluating a non-binding offer from Superior Emerald (Cayman) Limited, a company controlled by Ascendent Capital Partners, and Dr. Changli Wang, who has been CEO and a director of the Company since January 2022, (collectively, the “Emerald Consortium”), delivered to us on July 20, 2021 to acquire all of our outstanding ordinary shares for $23.00 per share in cash (the “Emerald Proposal”). On August, 24, 2021, we announced that our Board received from the Emerald Consortium a notification advising that Mr. Yue Xu and Mr. Lei Fang, the co-chief operating officers of the Company, agreed to join the Emerald Consortium as members in connection with the Emerald Proposal. According to the notification we received, Mr. Xu and Mr. Fang jointly represented the collective interests of themselves and certain other management and employees of the Company.

On November 15, 2021, we announced that our Board was in the process of evaluating a non-binding offer from Zhejiang Longsheng Group Co., Ltd. and Loyal Valley Innovation Capital (HK) Limited delivered to us on September 10, 2021 to acquire all of our outstanding ordinary shares for US$24.00 per share in cash (the “Lonsen Proposal”).

On November 24, 2021, our Board received a non-binding offer from Centurium Capital to acquire all of our outstanding ordinary shares for $24.00 per share in cash (the “Centurium Proposal”). On December 3, 2021, our Board received a non-binding offer from RECCO Control Technology Pte. Ltd. and China Electronics Technology Group Corporation to acquire all of our outstanding ordinary shares for $25.00 per share in cash (“Recco”).

On December 6, 2021, our Board received a non-binding offer from Boyu Capital Advisory Company Limited to acquire all of our outstanding ordinary shares for $23.00 per share in cash.

On January 24, 2022, we announced that after careful review and consideration with the assistance of our executive management team as well as external financial and legal advisors, our Board resolved that it was not at the time considering a sale of the Company and thus would suspend further evaluation of all unsolicited buyout proposals that we had received. In deciding to suspend the consideration of all unsolicited buyout proposals, we took into consideration the value creation potential of the Company and the priority of the Company to focus on strengthening and optimizing its business operations, as well as the complexity and uncertainties in the global and PRC regulatory landscapes, which, in the opinion of our Board, would create significant difficulty in obtaining a fair valuation of the Company and increase the uncertainty of consummating a potential sale transaction. For details on the regulatory development, see “—B. Business Overview—Recent Regulatory Development.”

On September 5, 2023, we announced that our Board received a letter from Recco and Dazheng Group (Hong Kong) Investment Holdings Company on August 24, 2023, setting out their previous unsolicited, non-binding offer to acquire all of our issued and outstanding shares at $25.00 per share in cash. Meanwhile, our Board cautions that it has not had an opportunity to carefully review or evaluate such proposal and its terms, nor made any decision with respect to our response to such proposal or any other potential strategic alternatives. There can be no assurance that any definitive offer will be received, that any definitive agreement will be executed relating to such proposal, or that any other transaction will be approved or consummated.

Our corporate headquarters are located at No. 2 Disheng Middle Road, Beijing Economic-Technological Development Area, Beijing, 100176, China. Our telephone number is (+86) 10 58981386. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168. We maintain a website at http://www.hollysys.com that contains information about the Company, but that information is not a part of this annual report.

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

Permissions or Approvals Required from the PRC Authorities for Offering Securities to Foreign Investors

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. Under the Trial Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offering or listing application. The companies that have already been listed on overseas stock exchanges are not required to make immediate filings for its listing, yet need to make filings for subsequent offerings in accordance with the Trial Measures. In view of the fact that the Trial Measures have come into effect on March 31, 2023, we shall fulfill the filing procedures with the CSRC for any future offshore offering as per requirements of the Trial Measures. Any failure to obtain or delay in obtaining the CSRC permission and approval for any of our offshore offerings, or a rescission of such permission and approval, if obtained, may subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which may materially and adversely affect our business, financial condition, and results of operations. However, as of the date of this annual report, uncertainties exist regarding the interpretation and implementation thereof.

As of the date of this annual report, we have not received any formal notice from any PRC authorities that we shall be subject to permission or approval for the filing of this annual report. If we and our subsidiaries inadvertently conclude that such permissions or approvals are not required, and the CSRC, the CAC or any other PRC regulatory body subsequently determines that we or our subsidiaries need to file with such government authorities or obtain their permissions or approvals to maintain our listing status on the NASDAQ, the CAC or any other PRC government authorities promulgate any interpretation or implements rules that would require us or our subsidiaries to file with or obtain the permissions or approvals from the CSRC, the CAC or other governmental bodies for any such listing status, we and our subsidiaries may face adverse actions that could have a material adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of ordinary shares, and we cannot assure you that, if ever required, we and our subsidiaries would be able to obtain any such permissions or approvals and fully comply with the relevant new rules on a timely basis, or at all.

Our Mission

Intelligence for Excellence.

Overview

We are a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging our proprietary technology and deep industry know-how, we empower our customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. We derive our revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, we deliver the full spectrum of automation hardware, software, and services spanning field devices, control systems and enterprise manufacturing management. In rail transportation, we provide advanced signaling control and SCADA systems for high-speed rail and urban rail (including subways). Internationally, through the acquisitions of Concord Group and Bond Group in 2011 and 2013, respectively, we are expanding and deepening our ability to offer mechanical and electrical solutions in design, engineering, procurement, project management, construction and commissioning, and maintenance to a wide range of industries, such as manufacturing, banks, hospitals, airports, power plants, commercial centers, hotels, and infrastructure works.

Founded in 1993, with technical expertise and innovation, we have grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. As of June 30, 2023, we had cumulatively carried out more than 45,000 projects for approximately 23,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which we have established leading market positions. With our strong customer base and highly-reputable brand, we believe we are well positioned to capture opportunities from untapped growth potential in China and around the world.

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

Solutions, Products and Services

Industrial Automation:

We are able to deliver the full spectrum of automation hardware, software, and services spanning field devices, control systems and enterprise manufacturing management. Historically, we focused our efforts on the area of DCS (Distributed Control System), which is a network of controllers, sensors, actuators and other devices that can be programmed to control outputs based on input conditions through logic calculations. In an automated production line, sensors or so-called “instrumentations” are distributed across the production facility to monitor sub-systems like the robots, Computer Numerical Control (CNC) machines, and logistic tools. These sensors are like human eyes, which monitor the process, and detect any abnormal situations. The information collected from those sensors is then transmitted to the DCS for centralized data processing through communication networks. The central computer (brain) processes information and generates commands, based on sophisticated algorithmic and pre-set parameters. These commands are then sent to actuators (muscles/bones) through communication devices to execute the orders and maintain production flow. We are as well a player in the Programmable Logic Controller (PLC) market, where the products are mainly used in discrete control and applied to a wide array of industries. PLCs are usually integrated together into machines to provide control at machinery level.

Our comprehensive suite of automation solution consists of hardware-centric products such as instrumentation and actuators, our proprietary software-centric DCS/SIS (Safety Instrumentation System)/PLC, and valued-added software packages such as STS (Simulation Training System), HAMS (HolliAS Asset Management System), APC (Advanced Process Control) and MES (Manufacturing Execution System), among others. Our solution has been widely used in process industries involving a continuous flow of material handling, such as power generation and petro-chemical industries, while we have also served clients from metallurgy, building materials, pharmaceutical and food & beverage, among other industries. Our client base includes large state-owned enterprises, local governmental agencies, multi-national companies, and other domestic companies. Some of our renowned customers include the five major Chinese power generation companies, the three major Chinese petroleum companies, and international companies such as BASF. We have also obtained customers from other countries, including India, Indonesia, Cambodia, UAE, and Uzbekistan, within similar industries.

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

In the field of nuclear power digital instrument control in China, we are one of the qualified local automation and control product providers. The product we developed for nuclear field, HOLLiAS MACS-N DCS, has been successfully applied in nuclear power plant with multi-generation stack and multi-stack technology, and we have accumulated rich engineering and technical experience. The hardware and software of the product both meet the strict requirements of the nuclear energy industry. During the manufacturing and implementation process, the quality control of our product strictly complies with relevant safety standard requirements.

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

In the subway business, our core product is the SCADA system. It is an open software platform to enable integrated and unified monitoring of all necessary sub-systems of the subway, including Power Supervisory Control and Data Acquisition System, Building Automatic System, Fire Alarm System, Platform Screen Door System, Access Control System, Closed Circuit Television, Passenger Information System, Passenger Train Information System, and Alarm System. Our performance records cover numerous cities in China, including Beijing, Guangzhou, Shenzhen, Tianjin, Dalian, Wuhan, Chengdu, Lanzhou and Hohhot. In the subway signaling business, we are striving to develop our business in both domestic and overseas markets. Meanwhile, based on our strong research and development capability and technical know-how of signaling application accumulated from high-speed rail business, we have also developed our proprietary subway signaling system certified under European Safety Standards.

Our international performance records for railway transportation include Thomson & Eastern Region Lines in Singapore, the first Autonomous rail Rapid Transit (ART) line in Sarawak, Malaysia and Shenzhen-Hong Kong high-speed rail line.

Mechanical and Electrical:

We established a stronger foot-hold in Southeast Asia through the acquisitions of Concord Group and Bond Group in 2011 and 2013, respectively. Concord Group and Bond Group mainly provide mechanical and electrical solutions, including design, engineering, procurement, project management, construction and commissioning, and maintenance related services. Concord Group mainly focuses on railway transportation in Singapore, Macau, Qatar, UAE and Saudi Kingdom markets, and Bond Group mainly focuses on factories, data centers, banks, hospitals, airports, power stations, gas and instrumentation plants, hotels, commercial centers, residential buildings and infrastructure works in Malaysia. Through these acquisitions, we seek to expand the existing distributions and marketing channels to sell our existing product lines to the fast-growing Southeast Asia and the Middle East markets.

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

To further cultivate and grow our overseas business, we will persevere in attracting talented people, optimizing market promotion and enhancing our overseas brand image.

Project Implementation:

We established a project group of sales engineers, technical engineers and project management professionals for each of our potential customers to provide them total integrated solutions tailored to their specific requirements. The sales engineers and technical engineers work together to offer customized solutions by understanding each customer’s detailed requirements through on-site studies. The technical engineers are responsible for hardware assembly, software configuration, testing and installation, commissioning and trial operation, and start-up and training; while the project management professionals oversee budgetary matters, coordinate the work force, ensure adequacy of resources and monitor progress and quality to ensure the timely completion of each project. Our integrated solutions projects involve one or more of the following activities:

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

Leveraging our proprietary technology and products, our integrated solutions create value for our customers and improve their competitive strengths by:

•	generating synergy and improving efficiency of our customers through integrating communications, marketing and service functions;

•	utilizing our industry and process knowledge to develop customized solutions that improve the efficiency of our customers;

•	providing a software platform for the optimization of management operations, which provides real-time automation and information solutions throughout a business; and

•	offering maintenance and training services to our customers, which helps cut costs and improve operating efficiency.

We customize our floor plans based on conducting careful on-site studies, building design-specific network systems using our proprietary technology and software, and offering manufacturing execution system services to ensure that real-time management control is available to our customers in a streamlined and easy-to-use manner.

We believe that our product design and applications integrated in the solutions are superior to our domestic competitors. We also believe that the sophistication and quality of our products rival those of the multi-national automation and control product suppliers, while our insightful understanding of demands of our Chinese customers and the ability to respond give us a leading edge over foreign competitors.

Integrated Solutions Contracts

The main channel through which we get our automation system business is the procurement bidding process. Customers seeking bids propose their requirements and specifications in legal bidding documents and those companies that are interested in obtaining these contracts make a bid in written form. If we win the bid, we finalize an integrated solutions contract. We derive a large percentage of our total consolidated revenues from the integrated solutions contracts that we win through the bidding process. In addition, we also generate revenue from sales of spare parts and component products to customers for maintenance and replacement purposes after the completion of the integrated solutions contract, and from the provision of services such as maintenance and training that tends to provide a recurring revenue stream.

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

Order backlog of contracts presents the amount of unrealized revenue to be earned from the contracts that we have won. Accordingly, any increase or decrease in new contracts won by us, or any change of scheduled delivery dates, will have a future impact on our future revenue streams. In the event of a delay in the delivery schedule, then the time of inspection, installation, trial run and customer acceptance will be delayed accordingly, all of which will affect our revenue recognition. If the delay in delivering the specified automation systems was a result of our inability to deliver the system on a timely basis, then we will be held responsible for this delay, in accordance with the terms specified in the respective integrated solutions contracts.

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

We are well-positioned to benefit from China’s nuclear power development. At present, China’s nuclear power sector is relatively underdeveloped, with the vast majority of power generated by coal-fired power plants. According to China Nuclear Energy Association, as of June 30, 2023, there were 55 nuclear reactors in operation in mainland China.

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

China’s rail transportation network has experienced significant development, leading to a balanced focus on construction and operation & maintenance within the rail transportation industry. According to recent data from the Ministry of Transport of China, during the Dragon Boat Festival in 2023, the total passenger volume of urban rail transit increased by 62.46% compared to the same period in prior year and by 21.99% compared to 2019. This upward trend is expected to continue in the next few years, presenting significant market opportunities for the rail transportation operation and maintenance sector. Equipped with advanced technology, we possess the confidence and capability to swiftly adapt to market dynamics.

The drivers for rail automation market in China are as follows:

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

Mechanical and Electrical Solutions Market

We offer mechanical and electrical (M&E) solutions through Concord Group and Bond Group in Southeast Asia, the Middle East and Hong Kong. We leverage relevant acquisitions to expand and deepen our ability to offer mechanical and electrical solutions in design, engineering, procurement, project management, construction and commissioning, and maintenance to a wide range of industries, such as manufacturing, banks, hospitals, airports, power plants, commercial and residential buildings, hotels, and railway and subway lines.

Competition and Our Strengths

In industry automation business, we believe our major competitors are multi-national corporations, such as ABB, Honeywell, Emerson and Siemens. Supcon is among our primary competitors as well. In Southeast Asia and the Middle East markets, our principal competitors for industrial automation are multinational corporations such as ABB, Siemens, Emerson, Yokogawa and Honeywell.

In the PRC high-speed rail business, given the administrative admission system employed by China Railway Corporation and the governing of the China Train Control Standard (CTCS), i.e., the national rail technology standard in China, we are facing less competition from multi-national companies. Currently, Hollysys is one of the main providers that supply signaling products to China’s 200-250km/h segment of the high-speed rail market. The other major providers are China Academy of Railway Science and Zhuzhou CRRC. Hollysys is one of the main signaling product providers to China’s 300-350km/h segment of the high-speed rail market. The other major providers are CRSC and China Academy of Railway Science. In the SCADA market, we mainly compete with Nanjing Automation Research Institute (NARI). In the nuclear automation segment, we mainly compete with multi-national corporations such as Siemens and Invensys. Our major competitors in the international rail and subway signaling markets are Bombardier and Alstom.

For the mechanical and electrical solutions business, the main competitors for Concord Group and Bond Group include Bintai Kinden Corporation Berhad, PJI Holding Berhad, and LFE Corporation Berhad, Kurihara, Sanyo, Bintai KDK and Gammon Construction.

We believe that our key competitive advantages are as follows:

•	Market leadership with a strong reputation.

We are one of the largest automation control system solutions providers in China, playing a key part in many verticals in which we operate in China.

Our solid leadership position rests not only on market share, but also on our continued innovation and breakthroughs in the industry in China. We were the first to achieve the following feats in China’s automation market:

•	1st domestic DCS with practical application (1993);

•	1st domestic nuclear power station computing system to enter operation (1997);

•	1st domestic railway transportation SCADA (2002);

•	1st proprietary domestic large-scale PLC system (2007);

•	1st passenger line with CTCS-2 Train Control System (2008);

•	1st GW Nuclear Power Station Digital Instrumentation Control System (2011);

•	1st to introduce CTCS-3 category high-speed rail control system in an overseas market (2012);

•	1st domestic SIS (2012);

•	1st Chinese company to provide DEH control system for gigawatt power plant (2015); and

•	1st domestic Industrial Optical Bus Control System (2021).

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

•

we received awards and recognition of National Enterprise Technology Center, National Innovative Enterprise, one of the first batch of National Intelligent Manufacturing Pilot Demonstration Enterprises, National Standardization Management System Consulting Service Institution under the strategy of integrating industrialization and information technology, national quality benchmark for industrial enterprises, a key software enterprise in national planning and layout, and national one-stop application program demonstration enterprise. We were also among the first batch of enterprises selected into the recommended directory of national intelligent manufacturing system solution suppliers, and were selected by the Ministry of Industry and Information Technology as green design demonstration enterprise for industrial products and green factory enterprise. In addition, we were awarded the “Ten-year Achievement Award of National High-tech Industrialization” by the National Development and Reform Commission, the second prize of National Science and Technology Progress, the first prize of Beijing Science and Technology Award, among others.; and

•

from 2013 to 2017, we have received product and service quality awards from the Hong Kong MTR for five consecutive years, including the Gold Quality Award in 2016, the highest honor given by the Hong Kong MTR in respect to project quality management.

•	Proven credentials with high barriers to entry.

Our proven credentials of qualification, project experience and reliability record have formed strong barriers and a self-reinforcing virtuous circle that has enabled us to stand out among our competitors.

In China, we are one of the few domestic companies qualified to design and manufacture non-safety control systems of nuclear power plants, the only SIS provider on the National Safety Bureau’s 2017 Directory for the Promotion of the Advanced and Replacement of the Obsolete in Safety Technology and Equipment, and one of the main companies qualified to provide high-speed rail signaling products in both CTCS-2 and CTCS-3 categories, as well as to design and construct Chinese high-speed rail ATO control systems. In the overseas market, our rail signaling systems and SIS have attained the highest European safety standard certifications.

Among the over 45,000 projects completed since our founding days, we have steadily climbed the ranks and undertaken some of the most sophisticated and challenging projects for increasingly demanding customers in China. Our integrated and balanced teams including R&D staff, engineers and project management have accumulated invaluable relevant experience and in-depth industry knowledge of our customers’ industry verticals. These valuable credentials were built through decades of dedication and commitment and are critical in enabling us to win bids.

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

Our customized total solutions are inherently highly-integrated into our customers’ business operations, which makes it costly and time consuming for our customers to switch to other providers. Our engineers on the ground have close and frequent contact with our customers as they perform routine maintenance and inspection. We believe our customers’ reliance on our systems and personnel provides us with unique advantages in generating recurring revenue from services and upgrades, and securing new business from our customers and their affiliates. Our products sold and services rendered as reported in our income statement were mainly derived from existing customers after their initial purchase of our integrated solutions contract. We believe we will continue to benefit from the structural upgrade and replacement opportunities in some of China’s largest industries.

•	Strong technology, engineering and R&D capabilities.

Technology is at the core of our competencies, and rooted in our engineering background and innovative culture. Among other automation control systems, we have successfully developed our own proprietary DCS, PLC, high-speed rail and urban rail signaling and certified SIS systems. We are also proactively embracing the era of industrial internet of things (“IIoT”) and have attained an early leading position in this area, as evidenced by our capacity to provide smart manufacturing solutions, and our awards from the 2019 Industrial Internet Summit including Excellent Data Collection and Edge Computing Technology Provider, Excellent Industrial PaaS Provider and Excellent Industrial SaaS Provider. We were listed among the Top 100 Competitive Enterprises in Software and Information Technology Service of China in 2022, the Top 100 Enterprises in China Machinery Industry in 2022, the first batch of intelligent manufacturing diagnostic service providers in Beijing. As of June 30, 2023, we held 458 software copyrights, 502 authorized patents, 343 pending patent applications and 63 registered trademarks.

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

We have in place a full suite of infrastructure that gives rise to strong R&D capabilities, including research facilities and labs in Beijing, Hangzhou, Xi’an and Singapore. We also collaborate with Academicians from the Chinese Academy of Engineering on R&D endeavors in relevant areas including automation, digitalization, smart manufacturing and industrial information security. We adopt a market-driven approach, in which we strategically focus our R&D on the parts of the value chain that we excel at and our future targeted markets, while we continuously upgrade our technology from project experience. We have spent approximately 6– 10% of our revenues on research and development each fiscal year.

•	Visionary and professional board and management team.

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

We have established sales networks in Singapore and Malaysia through operations of Concord Group and Bond Group. We plan to continue our internationalization in multiple aspects, including sales channel, manufacturing center and research center. If suitable opportunities arise, we may consider overseas acquisition to achieve our business goals.

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

Several subsidiaries in China, including Beijing Hollysys, Hangzhou Hollysys, Hangzhou System, Hollysys Electronics and Hollysys Intelligent, have all passed the international quality / environment / occupational health and safety management system certification such as ISO 9001 / ISO 14001 / ISO 45001. Some subsidiaries have also passed ISO27001 information security management system certification and proprietary quality management system certification in different industries. We have established a complete comprehensive management system to ensure the efficient operation of various business activities and provide customers with high-quality products and services.

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

Regulations Relating to Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the SAT, the SAMR, the CSRC and SAFE, issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which took into effect on September 8, 2006 and were amended on June 22, 2009. Foreign investors are subject to the M&A Rules when they purchase equity interest of a domestic company or subscribe for the increased capital of a domestic company that changes a domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets via such foreign-invested enterprise; or when the foreign investors purchase the assets of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. The M&A Rules also provide that if a PRC entity or individual plans to merge or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger or acquisition shall be subject to examination and approval by MOFCOM.

The M&A Rules and other recently adopted regulations and rules concerning mergers and acquisitions also establish additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

On February 17, 2023, the CSRC released a set of regulations consisting of 6 documents, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, collectively, the Overseas Listing Filing Rules, effective March 31, 2023. The Overseas Listing Filing Rules establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Overseas Listing Filing Rules, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Filing Rules, among others, require the issuer or its main operational entity in the PRC to: (i) file with the CSRC for its initial public offering or listing within three business days after the submission of listing application documents outside mainland China; (ii) file with the CSRC for its follow-on securities offerings in the same offshore market within three business days after the completion of such offerings; (iii) file with the CSRC for its offerings or listing in offshore stock market other than the stock market of its initial public offering or listing within three business days after the submission of offering application outside mainland China; and (iv) report material events to the CSRC within three business days after the occurrence and announcement of such events, including, among other things, the change of control, investigation or penalties imposed by relevant authorities, the change of listing status or the transfer of listing board. Failure to comply with the filing or reporting requirements for any offering, listing or any other capital raising activities, may result in administrative penalties, such as order to rectify, warnings, fines and other penalties on the companies, the controlling shareholder, the actual controllers, the person directly in charge and other directly liable persons.

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

Regulations on Product Liability

Pursuant to the Product Quality Law of the PRC amended by the Standing Committee of the NPC and came into effect on December 29, 2018, manufacturers and sellers shall establish a sound internal product quality control system and strictly implement the quality standards of their positions, quality responsibilities and the corresponding assessment methods. Manufacturers and sellers shall assume responsibility for product quality in accordance with the law. The product quality supervision department under the State Council is in charge of product quality supervision nationwide. The relevant departments under the State Council shall supervise product quality within their respective areas of responsibility. The quality of products shall be inspected and qualified, and sub-standard products shall not be passed off as qualified products. Industrial products that may endanger human health and safety of persons and property must comply with national and industry standards for the protection of human health and the safety of persons and property; if national or industry standards are not available, they must comply with the requirements for the protection of human health and the safety of persons and property. The production and sale of industrial products that do not meet the standards and requirements for the protection of human health and the safety of persons and property are prohibited. Manufacturers or sellers shall be liable for compensation for losses arising from their illegal acts (e.g. producing or selling defective, obsolete or invalid products, falsifying origin or quality marks, adulteration, adulteration, using fake products as genuine products, sub-standard products as good products, sub-standard products as qualified products). Penalties include confiscation of sales proceeds, revocation of business license and imposition of a fine. In serious cases, criminal liability shall be applied in accordance with the law. Manufacturers or sellers shall be responsible for any damage to persons or property caused by a defective product as a result of a breach of contract and/or tort.

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

Marketing, Sales and Customer Support

Our marketing and sales activities are focused on the development of and addressing the growing demand for automation and control products, systems and services in China, Southeast Asia, India and the Middle East markets. We insist on building cooperative relationships with our customers, educating them about technological developments and reflecting their needs in our products and services.

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

As of June 30, 2023, we employed over 751 direct sales personnel through our subsidiaries in mainland China, Southeast Asia, the Middle East, Hong Kong and Macau.

C.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report. Hollysys Automation Technologies Ltd. is a holding company with no operations of its own. We conduct our operations in China mainly through our Chinese operating subsidiaries, and in Southeast Asia and the Middle East mainly through Concord Group and Bond Group.

Hollysys Automation Technologies Ltd. (British Virgin Islands)
Hollysys International Pte. Limited (Singapore)
Gifted Time Holdings Limited (British Virgin Islands)
Hollysys (Asia Pacific) Pte. Limited (Singapore)
Bond Corporation Pte. Ltd. (Singapore)
Clear Mind Limited (British Virgin Islands)
Concord Solutions (HK) Limited (Hong Kong)
Concord Corporation Pte. Ltd. (Singapore)
50.9%
Bond M & E Sdn. Bhd. (Malaysia) (ii)
Bond M & E Pte. Ltd. (Singapore)
Bond M & E (KL) Sdn. Bhd. (Malaysia)
World Hope Enterprises Limited (Hong Kong)
99%
Hollysys Automation India Private Limited (India)
1%
49%
Concord M Design and Engineering Company Limited (Macau)
Concord Electrical, Inc. (Philippines)
Concord Electrical Contracting Ltd. (Qatar)(i)
Concord Electrical Sdn. Bhd. (Malaysia)
99%
PT Hollysys Automation Indonesia (Indonesia)
1%
Outside Mainland China
Inside Mainland China
Beijing Helitong Science & Technology Exploration Co., Ltd. (China)
Hollysys Group Co., Ltd. (China)
70%
Beijing Hollysys Intelligent Technologies Co., Ltd. (China)
Beijing Hollysys System Integration Co., Ltd. (China)
Shandong Lukang Pharmaceutical Engineering Design Co., Ltd. (China)
Hollysys Smart Energy Technology (Beijing) Co., Ltd. (China)
Hollysys (Beijing) Investment Co., Ltd. (China)
Beijing Hollysys Electronics Technology Co., Ltd. (China)
Beijing Yuanhe Technology Development Co., Ltd. (China)
Xi'an Hollysys Intelligent Manufacturing Co., Ltd. (China)
Xi'an Hollysys Co., Ltd. (China)
Beijing HollySys Education Technology Co., Ltd. (China)
Beijing Hollysys Co., Ltd. (China)
Beijing HollySys Control Technology Co., Ltd. (China)
Beijing Hollysys Digital Equipment Co., Ltd. (China)
60%
Xiamen HollySys Co., Ltd. (China)
HollySys Intelligent Transportation Technology (Chengdu) Co., Ltd. (China)
Hangzhou Hollysys Automation Co., Ltd. (China)
40%
51%
Beijing Hollysys Industrial Software Company Ltd. (China)
Hangzhou Hollysys System Engineering Co., Ltd. (China)
Xuzhou HollySys Valve Technology Co., Ltd. (China)
Concord Group
Bond Group
100% equity interest, unless otherwise specified

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

In order to meet the needs of business development, we are constructing the Hollysys Northwest Headquarters Base Project in Xi’an. The total construction area is approximately 145,000 sq. meters, of which the production and manufacturing area is 14,000 sq. meters, including research and development, design, testing, production and employee offices. The construction and operation of the Hollysys Northwest Headquarters Base is of strategic importance to our long-term development. The total expenditure for the Hollysys Northwest Headquarters Base is estimated to be approximately $90.5 million, and $63.1 million has been made as of June 30, 2023. The total expenditure on intelligent manufacturing production line construction project is estimated to be approximately $15.2 million, and $3.7 million has been made as of June 30, 2023. We expect to complete the construction in the fourth quarter of 2023. The primary funding source of the construction described above consists of our own capital and special project loans.

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

We derive our revenue mainly from three operating segments including industrial automation, railway transportation and mechanical and electrical solutions. In the fiscal year ended June 30, 2023, 81.3% of our total consolidated revenues derived from integrated solutions contracts we have won through the bid process. In addition, we generate revenue from sales of spare parts and component products to customers for maintenance and replacement purposes after the completion of the integrated solutions contracts, and from providing maintenance and training service, after the warranty period to customers for efficiency improvement or environment protection purpose, which tends to provide a recurring revenue stream. Spare part and component sales and services rendered are not part of the integrated solutions contracts.

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

Order backlog of contracts presents the amount of unrealized revenue to be earned from the contracts that we have won. The following table sets forth the information regarding contracts we won during the last three fiscal years and the backlog at the dates indicated:

	Fiscal Years Ended June 30,
	2021	2022	2023
Number of new contracts won during the year	5,588	6,003	5,964
Total amount of new contracts (million)	$734.3	$1,065.4	$881.6
Average price per contract	$131,408	$177,474	$147,827
	Fiscal Years Ended June 30,
Backlog Situation:	2021	2022	2023
Contracts newly entered and unfinished (million)	$356.5	$588.1	$411.9
Contracts entered in prior years and unfinished (million)	$328.6	$360.7	$497.6
Total amount of backlog (million)	$685.0	$948.8	$909.5

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

The following are some financial highlights for the fiscal year ended June 30, 2023:

•

Total assets increased by $13.1 million from $1,671.8 million as of June 30, 2022 to $1,684.8 million as of June 30, 2023. The increase was mainly due to an increase of $21.0 million in short-term investments, an increase of $20.4 million in inventories, an increase of $24.4 million in costs and estimated earnings in excess of billings, an increase of $36.4 million in property, plant and equipment, which was partially offset by a decrease of $68.1 million in cash and cash equivalents and a decrease of $15.5 million in restricted cash.

•

Cash and cash equivalents decreased by $68.1 million from $679.8 million as of June 30, 2022 to $611.6 million as of June 30, 2023. The decrease was mainly due to $59.7 million net cash used in investing activities, and $52.3 million effect of foreign exchange rate changes on cash, cash equivalents and restricted cash, partially offset by $23.2 million cash generated from operating activities and $17.9 million cash provided by financing activities.

•

Short-term investments as of June 30, 2023 were $33.2 million compared to $12.2 million as of June 30, 2022, representing an increase of $21.0 million, or 172.1%. The increase was mainly due to $126.1 million purchases of short-term investments, partially offset by $103.7 million maturity of short-term investments.

•	Accounts receivables decreased by $7.9 million, or 2.5%, from $317.8 million as of June 30, 2022 to $309.8 million as of June 30, 2023.

•

Costs and estimated earnings in excess of billings, net of allowance for credit losses, increased by $24.4 million, or 10.7%, from $228.9 million as of June 30, 2022 to $253.3 million as of June 30, 2023.

•

Property, plant and equipment increased by $36.4 million, or 37.0%, from $98.2 million as of June 30, 2022 to $134.6 million as of June 30, 2023. The increase was mainly due to $43.9 million increase in construction of Hollysys Northwest Headquarters Base Project. The construction and operation of the Xi’an infrastructure project is of strategic importance to our long-term development. We expect to complete the construction in the fourth quarter of 2023.

•	Investments in equity investees increased by $1.0 million, or 2.2%, from $46.6 million as of June 30, 2022 to $47.6 million as of June 30, 2023.

•

Deferred tax assets were $11.9 million as of June 30, 2023. Based on our historical operating results and order backlog, we believe that it is more than likely that the deferred tax assets net of valuation allowance would be realized.

•

Total liabilities increased by $2.7 million, or 0.5%, from $505.9 million as of June 30, 2022 to $508.6 million as of June 30, 2023. The increase in liabilities was mainly due to an increase of $11.0 million in construction costs payable, an increase of $16.3 million in long-term loans, partially offset by a decrease of $24.8 million in deferred revenue.

•	Accounts payables decreased by $3.3 million, or 1.9%, from $174.0 million as of June 30, 2022 to $170.6 million as of June 30, 2023.

•	Deferred revenue decreased by $24.8 million, or 12.0%, from $206.2 million as of June 30, 2022 to $181.2 million as of June 30, 2023.

Comparison of Fiscal Years Ended June 30, 2023 and 2022

Revenues: Our revenues amounted to $777.4 million for the fiscal year ended June 30, 2023, representing an increase of $69.9 million or 9.9%, compared to $707.5 million for the prior fiscal year.

In terms of revenues by type,

•

integrated solutions contracts revenue was $632.1 million for the fiscal year ended June 30, 2023, representing an increase of $58.5 million, or 10.2%, compared to $573.6 million for the prior fiscal year. The increase in integrated revenues was mainly derived from an increase of $58.3 million, or 15.3%, in industrial automation, an increase of $2.0 million, or 1.8%, in rail transportation, which was partially offset by a decrease of $1.8 million, or 2.2%, in mechanical and electrical solutions;

•

product sales revenue was $47.4 million for the fiscal year ended June 30, 2023, representing an increase of $8.9 million, or 23.2%, compared to $38.5 million for the prior fiscal year. The increase in product sales revenue was mainly derived from an increase of $10.4 million, or 33.0%, in industrial automation, which was partially offset by a decrease of $1.4 million, or 21.5%, in rail transportation; and

•

revenue from services was $97.8 million for the fiscal year ended June 30, 2023, representing an increase of $2.4 million, or 2.6%, compared to $95.4 million for the prior fiscal year. The increase in revenue from services was mainly derived from an increase of $4.9 million, or 7.2%, in rail transportation, which was partially offset by a decrease of $2.4 million, or 8.6%, in industrial automation.

In terms of revenues by segment, the following table sets forth our revenues by segment for the periods indicated:

(In USD millions, except for %)
	Fiscal Year Ended June 30,
	2022		2023
	$	% of Total Revenues	$	% of Total Revenues
Industrial Automation	439.9	62.2	506.3	65.2
Rail Transportation	183.8	26.0	189.2	24.3
Mechanical and Electrical Solution	83.8	11.8	81.9	10.5

Total	707.5	100.0	777.4	100.0

Order backlog: An important measure of the stability and growth of our business is the size of order backlog, which represents the total amount of unrecognized contract revenue associated with existing contracts. Our order backlog as of June 30, 2023 amounted to $909.5 million, representing a decrease of $39.3 million, or 4.1%, compared to $948.8 million as of June 30, 2022.

Of the total order backlog as of June 30, 2023, the unrecognized revenue associated with new contracts signed in the fiscal year 2023 was $411.9 million and the amount carried forward from prior fiscal years was $497.6 million, compared to $588.1 million unrecognized revenue associated with new contracts signed in fiscal year 2022, and $360.7 million associated with contracts carried forward from fiscal years prior to the fiscal year ended June 30, 2022.

Cost of revenues: Mirroring the categories of revenues by type, the cost of revenues can be divided into cost of integrated solutions contracts, cost of products sold and cost of service rendered. For the fiscal year ended June 30, 2023, the total cost of revenues amounted to $521.9 million, representing an increase of $53.8 million, or 11.5%, compared to $468.1 million for the prior fiscal year. The increase was due to an increase of $51.8 million in the cost of integrated solutions contracts, an increase of $3.0 million in the cost of products sold, partially offset by a decrease of $1.0 million in the cost of service rendered.

The cost of integrated solutions contracts consists primarily of (i) cost of equipment and materials, (ii) labor costs and (iii) other manufacturing expenses including but not limited to detecting expenses, and technology service fees, all of which are incurred during the design, building and delivery of customized automation solutions process to customers. For the fiscal year ended June 30, 2023, the total cost of integrated solutions contracts was $474.0 million, compared to $422.2 million for the prior fiscal year, representing an increase of $51.8 million, or 12.3%. The increase was primarily due to an increase of $29.2 million in cost of equipment and materials, an increase of $23.9 million in labor cost, and a decrease of $1.2 million in other manufacturing expenses. Of the total cost of integrated solutions contract revenue for the fiscal year 2023, cost of equipment and materials accounted for $314.7 million, compared to $285.5 million for the prior fiscal year; labor cost accounted for $89.8 million, compared to $65.9 million for the prior fiscal year; and other manufacturing expenses accounted for $69.6 million, compared to $70.9 million for the prior fiscal year. Of the total integrated solutions contracts revenue for the fiscal year 2023, cost of equipment and materials accounted for 49.8%, compared to 49.8% for the prior fiscal year; labor cost accounted for 14.2%, compared to 11.5% for the prior fiscal year; and other manufacturing expenses accounted for 11.0%, compared to 12.4% for the prior fiscal year. The cost components of integrated solutions contracts were determined and varied according to requirements of different customers.

The cost of products sold is associated with sales of products, which mainly include sales of spare parts (either company manufactured or purchased from outside vendors) to customers for maintenance and replacement purposes. Given the fact that the products purchased from outside vendors have different functions and capabilities from our self-made products, we decide whether to purchase or manufacture the necessary products based on the needs and preferences of different customers while considering the efficiency factor. Therefore, as a percentage of the cost of products sold, the self-made products and purchased products have varied significantly from time to time. The cost of products sold for the fiscal year ended June 30, 2023 was $13.3 million, representing an increase of $3.0 million, compared to $10.2 million for the prior fiscal year.

As for the cost of the service rendered, our employees spend time and incur expenses while they are with the customers. From time to time, materials costs related to the service are incurred, especially for providing extended warranty services. The cost of service rendered for the fiscal year ended June 30, 2023 was $34.6 million, representing a decrease of $1.0 million, compared to $35.6 million for the prior fiscal year.

Gross margin: The overall gross margin was 32.9% for the fiscal year ended June 30, 2023, compared to 33.8% for the prior fiscal year. The gross margin for integrated solutions contracts was 25.0% for the year ended June 30, 2023, compared to 26.4% for the prior year. The decrease in gross margin for integrated solutions contracts was mainly due to our different sales mix in fiscal year 2023. The gross margin for products sold was 72.0% for the fiscal year ended June 30, 2023, compared to 73.4% for the prior fiscal year. The gross margin for service rendered was 64.7% for the fiscal year ended June 30, 2023, compared to 62.7% for the prior fiscal year.

Selling expenses: Selling expenses mainly consist of compensation, traveling and administrative expenses related to marketing, sales and promotion activities incurred by marketing departments. Selling expenses were $57.2 million for the fiscal year ended June 30, 2023, representing an increase of $11.9 million, or 26.4%, compared to $45.3 million for the prior fiscal year. The increase in selling expenses was mainly due to the increase in sales headcount to support the business growth, and the implementation of industry key customer strategy in industrial automation segment. Selling expenses as a percentage of total revenues were 7.4% and 6.4% for the fiscal years ended June 30, 2023 and 2022, respectively.

General and administrative expenses: General and administrative expenses mainly include compensation, traveling and other administrative expenses of non-sales-related departments, such as the finance department, information department and human resources department. General and administrative expenses amounted to $63.6 million for the fiscal year ended June 30, 2023, representing a decrease of $16.7 million, or 20.8%, compared to $80.2 million for the prior fiscal year, which was primarily due to decreases in credit losses allowance and share-based compensation expenses. General and administrative expenses as a percentage of total revenues were 8.2% and 11.3% for the fiscal years ended June 30, 2023 and 2022, respectively.

Research and development expenses: Research and development expenses represent mostly employee compensation, materials consumed and experiment expenses related to specific new product research and development, as well as any expenses incurred for basic research on advanced technologies. For the fiscal year ended June 30, 2023, research and development expenses were $70.2 million, representing an increase of $0.6 million, or 0.9%, compared to $69.6 million for the prior fiscal year. Research and development expenses as a percentage of total revenues were 9.0% and 9.8% for the fiscal years ended June 30, 2023 and 2022, respectively.

VAT refunds and government subsidies: PRC tax administration provides refunds out of the value added tax (“VAT”) that they collect in order to encourage the research and development efforts of certain qualified enterprises. Some of our subsidiaries in China received such refunds. All VAT refunds that have no further conditions to be met are recognized in the consolidated statements of comprehensive income when cash or approval from the tax authorities is received. For the fiscal year ended June 30, 2023, VAT refunds were $22.3 million, representing a decrease of $0.1 million, or 0.2%, compared to $22.4 million for the prior fiscal year. VAT refunds as a percentage of total revenues were 2.9% and 3.2% for the fiscal years ended June 30, 2023 and 2022, respectively.

PRC governments also provide financial subsidies to encourage research and development efforts of certain qualified enterprises. Some of our subsidiaries received such subsidies. For the government subsidies that have no further conditions to be met, the funds received are recognized in the consolidated statements of comprehensive income; for the subsidies that have certain operating conditions yet to be met, the funds received are recorded as liabilities and will be released to income when the conditions are met. Government subsidy income amounted to $6.2 million for the fiscal year ended June 30, 2023, representing a decrease of $1.7 million, or 21.6%, compared to $7.9 million for the prior fiscal year.

Income from operations: Income from operations increased by $18.5 million to $93.0 million for the fiscal year ended June 30, 2023 from $74.5 million for the prior fiscal year. The increase was mainly due to an increase of $16.1 million in the gross profit.

Interest income: Interest income decreased by $0.3 million, or 2.4%, to $12.4 million for the fiscal year ended June 30, 2023 from $12.7 million for the prior fiscal year. Interest income as a percentage of total revenues was 1.6% and 1.8% for the fiscal years ended June 30, 2023 and 2022, respectively. The interest income was mainly earned from short-term investments and cash and cash equivalents.

Interest expenses: Interest expenses increased by $0.1 million, or 20.1%, to $0.9 million for the fiscal year ended June 30, 2023 from $0.7 million for the prior fiscal year. Interest expenses as a percentage of total revenues remained relatively stable at 0.1% for the fiscal years ended June 30, 2023 and 2022. The interest expenses were incurred by the short-term and long-term loans/bonds we had.

Other income, net: The other income, net, increased by $1.2 million to $3.4 million for the fiscal year ended June 30, 2023 from $2.2 million for the prior fiscal year.

Income tax expenses: Income tax expenses were $11.4 million for the fiscal year ended June 30, 2023, representing a decrease of $5.2 million, as compared to $16.6 million for the prior fiscal year. The effective tax rate for fiscal year 2023 is 9.6%, as compared to 16.7% for the prior fiscal year. The effective tax rate fluctuates, as our subsidiaries contributed different pre-tax income at different tax rates.

Net (loss) income attributable to non-controlling interests: Non-controlling interests of Hollysys represent non-controlling shareholders’ interests in each subsidiary. The net income attributable to non-controlling interest amounted to $0.1 million or the fiscal year ended June 30, 2023 and the net loss attributable to non-controlling interest amounted to $0.2 million for the fiscal year ended June 30, 2022.

Net income attributable to Hollysys: For the fiscal year ended June 30, 2023, net income attributable to Hollysys amounted to $106.9 million, representing an increase of $23.7 million, as compared to $83.2 million for the prior fiscal year.

Net income per share: The basic and diluted net income per share were $1.74 and $1.72 for the fiscal year ended June 30, 2023, as compared to $1.36 and $1.35 for the prior fiscal year, representing an increase of $0.38 and $0.37, respectively. The increase was primarily due to the higher net income attributable to Hollysys for the fiscal year ended June 30, 2023, compared to the prior fiscal year.

Comparison of Fiscal Years Ended June 30, 2022 and 2021

For a detailed description of the comparison of our operating results for the fiscal year ended June 30, 2022 to the fiscal year ended June 30, 2021, see “Item 5.A. Operating Results—Results of Operations—Comparison of Fiscal Years Ended June 30, 2022 and 2021” of our annual report on Form 20-F for the fiscal year ended June 30, 2022 filed with the Securities and Exchange Commission on September 22, 2022.

B.	Liquidity and Capital Resources

Cash Flow and Working Capital

As of June 30, 2023, we had total assets of $1,684.8 million, of which cash and cash equivalents amounted to $611.6 million, short-term investments amounted to $33.2 million, accounts receivable amounted to $309.8 million and inventories amounted to $111.6 million. As of June 30, 2023, our working capital was $954.8 million, our equity was $1,176.2 million and our current ratio was 3.0.

As of June 30, 2023, we had available lines of credit from various banks in the PRC, Singapore and Malaysia in an aggregate amount of $709.7 million, of which $119.5 million was utilized and $590.3 million was available for use. These lines of credit were secured by the pledge of restricted cash, buildings and prepaid land lease with carrying values of $35.9 million, $68.3 million and $3.2 million, respectively.

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

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the fiscal years ended June 30, 2021, 2022 and 2023:

(In USD thousands)	Fiscal Year Ended June 30,
	2021	2022	2023
Net cash provided by operating activities	$79,283	$54,526	$23,177
Net cash provided by (used in) investing activities	$270,258	$13,257	$(59,683)
Net cash (used in) provided by financing activities	$(12,218)	$(19,556)	$17,885
Effect of exchange rate changes on cash, cash equivalents and restricted cash	$39,127	$(24,747)	$(52,276)
Net increase (decrease) in cash, cash equivalents and restricted cash	$376,450	$23,480	$(70,897)
Cash, cash equivalents and restricted cash, beginning of year	$319,097	$695,547	$719,027
Cash, cash equivalents and restricted cash, end of year	$695,547	$719,027	$648,130

Operating Activities

For the fiscal year ended June 30, 2023, net cash provided by operating activities was $23.2 million. The net cash inflow of operating activities in fiscal year 2023 primarily consisted of net income of $107.1 million, $9.2 million generated from non-operating items and non-cash items, and $93.0 million used in working capital. Changes in working capital were attributable to a decrease in account receivables of $32.0 million, a decrease in costs and estimated earnings in excess of billings of $40.9 million, a decrease in inventories of $28.6 million, an increase in accounts payable of $5.9 million, and a decrease of deferred revenue of $10.0 million.

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

Investing Activities

For the fiscal year ended June 30, 2023, net cash used in investing activities was $59.7 million. The net cash used in investing activities in fiscal year 2023 mainly consisted of $40.9 million purchases of property, plant and equipment, $126.1 million purchases of short-term investments, and $1.6 million investment of an equity investee, which was partially offset by $103.7 million maturity of short-term investments and $4.2 million proceeds from disposal of a subsidiary.

For the fiscal year ended June 30, 2022, net cash provided by investing activities was $13.3 million. The net cash provided by investing activities in fiscal year 2022 mainly consisted of a cash inflow of $100.6 million for maturity of short-term investments, partially offset by a cash outflow of $26.4 million purchases of property, plant and equipment, $64.4 million from maturity of short-term investments, $8.7 million acquisition of a subsidiary and a cash outflow of $1.3 million from investment of an equity investee.

For the fiscal year ended June 30, 2021, net cash provided by investing activities was $270.3 million. The net cash provided by investing activities in fiscal year 2021 mainly consisted of a cash inflow of $443.1 million for maturity of short-term investments, partially offset by a cash outflow of $18.1 million purchases of property, plant and equipment, $147.2 million from maturity of short-term investments, $9.4 million acquisition of a subsidiary and a cash outflow of $9.5 million from investment of an equity investee.

Financing Activities

For the fiscal year ended June 30, 2023, net cash provided by financing activities was $17.9 million. The net cash provided by financing activities in fiscal year 2023 mainly due to $18.8 million proceeds from long-term bank loans.

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

We estimate our liquidity needs for fiscal year 2024 will be primarily related to the repayment of bank borrowings and capital expenditures. Our long-term liquidity needs will relate primarily to working capital to pay our suppliers, and third-party manufacturers, as well as any increases in manufacturing capacity or acquisitions of third party businesses that we may seek in the future. We expect to meet these requirements primarily through our current cash holdings, revolving bank borrowings, as well as our cash flow from operations.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchase of the property, plant and equipment for manufacturing and operations. Our capital expenditures were $18.1 million, $26.4 million and $40.9 million, in fiscal years ended June 30, 2021, 2022 and 2023, respectively. We intend to fund our future capital expenditures with our existing cash balance and cash generated from operating activities. We will continue to make capital expenditures to meet the expected growth of our business. For fiscal year 2024, we expect that our capital expenditures will be approximately $34.7 million, mainly related to the purchase of the property, plant and equipment for manufacturing and operations.

Contractual Obligations

The following table sets forth our contractual obligations, including long-term loans and operating leases and capital and operational commitments as of June 30, 2023.

(In USD thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term & Long-term Loans
-Principal	32,006	15,231	3,348	4,425	9,002
-Interest	4,841	1,640	1,309	972	920
Operating Lease Obligations(1)	3,938	2,494	1,207	237	—
Purchase Obligations(2)	347,966	196,154	88,974	46,792	16,046
Capital Obligations(3)	20,692	20,273	419	—	—
Standby Letters of Credit(4)	4,878	4,878	—	—	—
Performance Guarantees(5)	76,897	40,322	31,507	5,068	—

Total	491,218	280,992	126,764	57,494	25,968

Notes:

(1)	Operating lease obligations represent the future minimum payments under non-cancelable operating leases.
(2)

As of June 30, 2023, we had $348.0 million in purchase obligations for the coming fiscal years, for purchases of inventories and subcontracts. The inventories will be mainly used for fulfilling existing contracts or new contracts resulted from the expansion of our operations.

(3)	As of June 30, 2023, we had $20.7 million in capital obligations for the coming fiscal year, mainly for the construction of facilities.
(4)

We have issued letters of credit to our suppliers to serve as assurance of payment, and issued to our subsidiaries as comprehensive credit. When a letter of credit is issued, a proportion of the total amount covered by the letter of credit may be required to be deposited in the bank, and is not available until the payment has been settled or the letter of credit has expired. As of June 30, 2023, we had $4.9 million in standby letters of credit obligations.

(5)

We have provided performance guarantees to our customers to serve as assurance of performance for the contractual obligations. When a performance guarantee is issued, a proportion of the total guarantee amount may be required to be deposited in the bank, and is not available until the guarantee is expired. As of June 30, 2023, we had $76.9 million of outstanding performance guarantees obligation, with $3.7 million of restricted cash deposited in banks for performance guarantees.

Other than the contractual obligations and commercial commitments set forth above, we did not have any other long-term debt obligations, operating lease obligations, capital commitments, purchase obligations or other long-term liabilities as of June 30, 2023.

Off-Balance Sheet Arrangements

We do not believe that we have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investment in our securities.

Holding Company Structure

Hollysys Automation Technologies Ltd. is a holding company with no operations of its own. We conduct our operations in China mainly through our Chinese operating companies, and in Southeast Asia and the Middle East mainly through Concord Group and Bond Group. Under our current corporate structure, our BVI holding company may rely on dividend payments from Helitong, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have.

In respect of the transfer of cash by our subsidiaries incorporated in mainland China to Hollysys Automation Technologies Ltd., under applicable PRC laws and regulations, our PRC subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to allocate at least 10% of their accumulated profits each year, if any, to fund statutory reserves of up to 50% of the registered capital of the enterprise. Statutory reserves are not distributable as cash dividends except in the event of liquidation. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the fiscal years of 2021, 2022 and 2023, the amount of dividends distributed from our PRC subsidiaries to GTH and World Hope was nil, $36.7 million and nil, respectively.

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

For the fiscal years ended June 30, 2021, 2022 and 2023, World Hope, a subsidiary wholly owned by Hollysys Automation Technologies Ltd. through GTH and Clear Mind, borrowed loans of RMB400 million ($61.9 million), RMB1,300 million ($194.2 million) and nil, respectively, each with an interest rate of 0.5% per annum, from Hollysys Group. For the fiscal years ended June 30, 2021, 2022 and 2023, World Hope repaid loans of RMB400 million ($61.9 million), RMB1,300 million ($194.2 million) and RMB400 million ($55.1 million) to Hollysys Group, respectively. For the fiscal years ended June 30, 2023, Hollysys Automation Technologies Ltd., our BVI holding company, borrowed loans of RMB400 million ($55.1 million) with an interest rate of 0.5% per annum, from Hollysys Group. As of June 30, 2023, none of the principal amount of these loans were repaid by Hollysys Automation Technologies Ltd. to Hollysys Group.

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

We use standard product development life cycle models, including the waterfall model, increment model, iterative model and prototype. As a technology leader we continually develop and patent new automation technologies. We also continually review and evaluate technological changes affecting the automation and integrated system industries and invest substantially in application-based research and development. As of June 30, 2023, we employed 1,398 staff in the research and development department or engaged in research and development work.

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

In order to meet the needs of our business development, we plan to build a research and development center in Xi’an, including research and development, design, testing and staff offices. The construction and operation of the Xi’an infrastructure project is in line with our long-term development strategy and is of strategic importance to our long-term development. We expect to complete the construction in September 2023.

See also “Item 4. Information on the Company—B. Business Overview—Competition and Our Strengths—Strong technology, engineering and R&D capabilities.”

D.	Trend Information

Other than as disclosed in the foregoing disclosures and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year 2023 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Policies and Estimates

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

The Company reviews and updates the estimated total costs of the contracts at least annually. Revisions to contract revenue and estimated total costs of the contracts are made in the period in which the facts and circumstances that cause the revision become known and are accounted for as changes in estimates. Unapproved change orders are considered claims. Claims are recognized only when they have been awarded by customers. Excluding the impact of change orders, if the estimated total costs of integrated solutions contracts, which were revised during the years ended June 30, 2021, 2022 and 2023, had been used as a basis of recognition of integrated solutions contracts revenue since the contract commencement, net income for the years ended June 30, 2021, 2022 and 2023 would have been decreased by $13.5 million, $28.5 million, and $22.5 million, respectively; basic net income per share for years ended June 30, 2021, 2022 and 2023 would have been decreased by $0.22, $0.47, and $0.37 respectively; and diluted net income per share for the years ended June 30, 2021, 2022 and 2023, would have decreased by $0.22, $0.46, and $0.36, respectively. Revisions to the estimated total costs for the years ended June 30, 2021, 2022 and 2023 were made in the ordinary course of business.

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

Excluding the impact of change orders, if the estimated total costs of service contracts, which were revised during the year ended June 30, 2023, had been used as a basis of recognition of service contract revenue since the contract commencement, net income for the years ended June 30, 2021, 2022 and 2023 would have been decreased by $9.7 million, $7.5 million and $5.8 million, respectively; basic net income per share for years ended June 30, 2021, 2022 and 2023 would have been decreased by $0.16, $0.12 and $0.09, respectively; and diluted net income per share for the years ended June 30, 2021, 2022 and 2023, would have decreased by $0.16, $0.12 and $0.09, respectively. Revisions to the estimated total costs for the years ended June 30, 2021, 2022 and 2023 were made in the ordinary course of business.

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

Estimation is made for allowance for credit losses based on historical collectability trends, the age of the receivable balances, creditworthiness of the customers, current and future economic conditions, and other factors that may affect its collectability from the customers. The Company estimates the allowance by segmenting accounts receivable, cost and estimated earnings in excess of billings and accounts receivable retention into industrial automation, rail and M&E based on certain credit risk characteristics. Expected credit loss rate is determined for each segment based on historical loss experience with the relevant observable data including current and future economic conditions.

One of the most significant judgments involved in estimating the provision for credit losses is the forecasts of future economics as it incorporates a series of macroeconomic variables. The significant effect of the specific variable on the credit loss assessment is gross domestic product (GDP), which is a measure of the market value of all the final goods and services produced in a specific time period by a country. Increase or decrease in GDP by 1% will result in a decrease or increase in net income by $0.4 million.

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

The Company’s goodwill outstanding at June 30, 2023 was related to the acquisitions of Beijing Hollysys Industrial Software Company Ltd (“Hollysys Industrial Software”), Shandong Lukang and Hollysys Intelligent.

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

The Company elected to assess goodwill for impairment process for Hollysys Intelligent for the year ended June 30, 2022 and 2023, with the assistance of a third-party appraiser. The judgment in estimating the fair value of Hollysys Intelligent includes forecasts of the amount and timing of expected future cash flows, which are based on management’s best estimates of forecasted revenue, gross profit, operating expenses, future capital expenditures and working capital levels, as well as the discount rate, which is determined using the Weighted Average Cost of Capital and Capital Asset Pricing Model approach and the selection of comparable companies operating in similar businesses. The Company estimates future expected cash flows for each geographical area in which it operates and calculates the net present value of those estimated cash flows using risk adjusted discount rates of 11.45%. If the discount rates adopted in 2023 increased or decreased by 1%, the fair value of Hollysys Intelligent’s goodwill would decrease or increase by $2.2 million and $2.6 million, respectively. The Company did not aware of any potential events or changes in circumstances that could reasonably be expected to negatively affect key assumptions. The fair value of Hollysys Intelligent’s goodwill is US$26.4 million as of June 30, 2023, which exceeded 51% of its carrying amount as of June 30, 2023, and no goodwill impairment charge was recorded in the consolidated statement of comprehensive income for the year ended June 30, 2023 based on results of the goodwill impairment test.

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

Income tax

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

The Company complies with ASC 740, Income Taxes (“ASC 740”), which clarifies the accounting and disclosure for uncertainty in income taxes. Interests and penalties arising from underpayment of income taxes shall be computed in accordance with the related tax laws. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interests and penalties recognized in accordance with ASC 740 are classified in the financial statements as a component of income tax expense. In accordance with the provisions of ASC 740, the Company recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company’s estimated liability for unrecognized tax positions which is included in accrued liabilities is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Company’s estimates. As each annual filling is done, adjustments, if any, are recorded in the Company’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Inventories

Inventories, consisting of raw material, work in progress and finished goods, are primarily accounted for using the weighted average method, and are valued at the lower of cost and net realizable value. This valuation requires us to make judgments, based on currently available information, about the likely method of disposition, such as through sales to customers and expected recoverable values of instalment for projects. These assumptions about future disposition of inventory are inherently uncertain and changes in our estimates and assumptions may cause us to realize material write-downs in the future. As a measure of sensitivity, for every 1% of additional inventory valuation allowance as of June 30, 2023, we would have recorded an additional cost of sales of approximately $1.1 million.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and senior management as of the date of this annual report.

Name	Age	Position
Li QIAO	66	Chairwoman and Director
Changli WANG	59	Chief Executive Officer, Chief Strategy Officer and Director
Jianyun CHAI	62	Director
Kok Peng TEH	75	Director
Khiaw Ngoh TAN	66	Director
Steven WANG	54	Chief Financial Officer
Yue XU	62	Co-Chief Operating Officer
Lei FANG	46	Co-Chief Operating Officer
Chunming HE	55	Chief Technology Officer
Hongyuan SHI	54	Chief Human Resource Officer
Chuan (Arden) XIA	39	Chief Public Relations Officer

Ms. Li QIAO, has been a Director of the Board since January 2017 and has been serving as the Chairwoman of the Board since July 2020. She is also a Director of Agriculture Resources Pte Ltd. From 2007 to 2010, she served as Chairwoman of the Company. From 1999 to 2008, she also served as Director of Beijing Hollysys Co., Ltd. From 1999 to 2000, she served as Vice President of Beijing Venture Capital Co., Ltd. From 1996 to 1998, she was Division Chief of the Zhongguancun Science Park Administration Commission. From 1989 to 1996, she was the Minister of Beijing New Technology Industry Development Experimental Zone. Ms. Qiao also has extensive experience in equity investment. She participated in establishing the first Beijing venture capital company, invested and successfully helped a number of companies listed in domestic and abroad. The investment projects that Ms. Qiao involved with include biological medicine, high-end equipment manufacturing, new energy, chemical and energy, agriculture, education, integrated circuits, aerospace, fast moving consumer goods, electronic information and other industries. She holds an IEMBA from Hong Kong University of Science and Technology.

Dr. Changli WANG, has been a director of the Board, Chief Executive Officer and Chief Strategy Officer of the Company since he was invited to lead the Company again in 2022. Dr. WANG was the founder of Hollysys and had worked for HollySys for over 20 years. Before his retirement in 2013, he was the director of the Board and the CEO of the Company from September 2007 to November 2013 and served as Chairman of the Board from May 2010 to November 2013. Dr. Changli Wang worked for the No. 6 Institute of Electronic Industry Department before he established Hollysys entity in 1993. Dr. Changli Wang also has been the Vice Chairman of the Chinese Automation Association since 2003. Dr. Changli Wang received his Bachelor’s degree in Automation from Tianjin University in 1984 and his PhD in Automation from Lancaster University in 1988.

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

Dr. Kok Peng TEH, has been serving as a member of the Board of Directors of the Company since September 2020. He is Chairman of Azalea Asset Management, and is a board member of Fullerton Health Corporation, Seviora Holdings Pte Ltd and Singlife Holdings Ltd. He chairs the East Asia Institute, National University of Singapore. He is also a member of the International Advisory Board of CMC Corporation and the Trilateral Commission. Dr. Teh retired from GIC at June 2011 and stayed on as an adviser for two years after that. Before his retirement, he was President of GIC Special Investments from April 1999 to June 2011. Prior to that, he was concurrently a deputy managing director of GlC and the Monetary Authority of Singapore. He began his career with the World Bank in 1975 under its Young Professionals Program in Washington D.C. Dr. Teh obtained First Class Honours in Economics at La Trobe University in Australia, a D. Phil. In Economics at Nuffield College, Oxford University, and attended the Advanced Management Program at Harvard Business School in the fall of 1989.

Ms. Khiaw Ngoh TAN, has been serving as a member of the Board of Directors of the Company since September 2020. She has over 38 years of experience in the audit profession, including 23 years as an audit partner. Ms Tan has been an independent director of Singapore Land Group Limited (formerly known as United Industrial Corporation Limited), a public company listed on Singapore Stock Exchange since February 2020 and a member of its audit and risk committee. She has served as the Chair of the audit and risk committee since September 2021. From April 1994 to June 2017 when she retired, she was an audit partner at PricewaterhouseCoopers, Singapore. From September 2008 to August 2011, she was seconded to the Shanghai office of PricewaterhouseCoopers as an assurance partner. As an assurance partner, Ms. Tan was involved in reporting accountant’s role for companies seeking listing on the Singapore Stock Exchange and while working in Shanghai, she was also involved in listing of companies on Nasdaq and NYSE and was also the partner responsible for the audits of these companies. Ms. Tan is a fellow chartered accountant of Singapore. She received her Bachelor of Commerce (Accountancy) from Nanyang University, Singapore.

Mr. Steven WANG, joined the Company in June 2018. He has many years of experience in financial controlling, accounting and budgeting, tax planning and corporate investment in various investment institutions and multinational corporations, with deep familiarity with rules and regulations of US and Chinese capital markets. Prior to joining Hollysys, Mr. Wang served as the Chief Financial Officer and Vice President of Xinhua Lian Investment Co., Ltd., a subsidiary of a top 500 company in China. From 2005 to 2012, Mr. Wang worked at various managerial positions at Globe Specialty Metals Inc. and Zhonglian Zhongke Co., Ltd., a Hong Kong Stock Exchange listed company. Mr. Wang received an MBA degree in Finance from the Wharton School, the University of Pennsylvania.

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

Mr. Chuan (Arden) XIA joined Hollysys in 2011 and has been working at the Company for over ten years. Prior to the promotion, Mr. Xia served as the Company’s Investor Relations Director and Acting Secretary of the Board from 2015. Prior to that, he served as Investor Relations, ERP Internal Consultant and Government Project Planning Manager from 2011 to 2014. Mr. Xia received his Master Degree of Public of Administration of University of Baltimore in 2010 and Bachelor Degree of Computer Science of North East Normal University in 2007.

There is no arrangement or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person named above was selected as a director or member of senior management.

No family relationship exists between any of the persons named above.

B.	Compensation

Compensation of Directors and Executive Officers

The aggregate cash compensation paid to our executive officers as a group was $3,317,135 for the fiscal year ended June 30, 2023. For the fiscal year ended June 30, 2023, the aggregate amount of cash compensation paid to our directors who served between July 1, 2022 and June 30, 2023 as a group was $1,580,000. We pay each of our non-employee directors a monthly fee as compensation for the services to be provided by him or her as a non-employee director. We also reimburse our non-employee directors for out-of-pocket expenses incurred in attending meetings. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Administration. The 2015 Equity Plan is currently being administered by our Board. The Board has the authority to determine the specific terms and conditions of all awards granted under the 2015 Plan, including, without limitation, the number of shares subject to each award, the price to be paid for the shares and the applicable vesting criteria. The Board also has discretion to make all other determinations necessary or advisable for the administration of the 2015 Equity Plan.

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

We had granted options and restricted shares to our directors, executive officers and other employees. As of September 2, 2023, under the 2015 Equity Plan, there were (i) 501,569 ordinary shares underlying outstanding options, of which 372,931 had vested and become exercisable; and (ii) 1,558,300 restricted shares issued and outstanding.

The following table summarizes, as of September 2, 2023, the ordinary shares underlying outstanding options and restricted shares that we granted to our directors and executive officers, under the 2015 Equity Plan.

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

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate the employment of any officers for cause for certain acts of such officer, such as continued failure to substantially perform duties, dishonest or fraudulent conduct, deliberate attempt to do an injury to the Company or any of our subsidiaries, conduct that materially discredits the Company or any of our subsidiaries or is materially detrimental to our reputation, conviction of a felony and breach of any obligation of non-disclosure and non-competition. We may also terminate his or her employment without cause, at any time, upon a 90-day’s written notice, or upon his or her or death or disability. Our officers may terminate their employment, at any time, with a written notice to the Company for good reason, including material diminution in their authority, duties, responsibilities or cash compensation as detailed in their employment agreements, or in event of any action or inaction that constitutes a material breach by the Company under the employment agreement, in the manner set forth in their employment agreements, which has not been cured by the Company within ninety (90) calendar days after notice of such occurrence is given by any executive officer to the Company. If an executive officer’s employment terminates for any reason at any time, including but not limited to either party’s failure to renew the employment agreement, the executive officer’s voluntary election to terminate his or her employment with or without good reason, termination by the Company with or without cause, or upon the executive officer’s death or disability, the executive officer (or the executive officer’s estate in the case of death) will receive payment for all salary and unpaid vacation accrued as of the date of termination of employment, and shall be entitled to receive all vested equity awards as of the date of the executive officer’s termination of employment subject to the executive officer’s written agreement with the Company with respect to such equity awards, and shall be entitled to all accrued benefits and to any additional benefits pursuant to the company’s plans or policies in effect at the time of termination or as required by law, less all required withholdings. In addition, each of our executive officer has agreed to be bound by a three-year non-competition covenant after the termination of the employment within China.

C.	Board Practices

Terms of Directors and Executive Officers

Our Board consisted of five directors for fiscal year 2023. Our directors are not subject to a term of office limitation, and hold office until the next annual meeting of members or until such director’s earlier resignation, removal from office, death or incapacity. Any vacancy on our Board resulting from death, resignation, removal or other cause, and any newly created directorship resulting from any increase in the authorized number of directors between meetings of members, may be filled either by the affirmative vote of a majority of all the directors then in office (even if less than a quorum) or by a resolution of members. In addition, the service agreement between us and the directors do not provide benefits upon termination of their services. In connection with the adoption of Rights Plan in August 2010, we amended our memorandum and articles of association to provide that directors may be removed by resolution of directors with or without cause or removed by resolution of shareholders only for cause.

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

Pursuant to the terms of its charter, the audit committee’s responsibilities include, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions;

•	discussing the annual audited financial statements with management and our independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant internal control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our Board from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to the full board of directors.

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Dr. Jianyun CHAI, Dr. Kok Peng TEH and Ms. Khiaw Ngoh TAN, with Dr. CHAI acting as the Chair. Our Board has determined that each member of the corporate governance and nominating committee satisfies the “independence” requirements of Section 5605 of the NASDAQ Listing Rules. The corporate governance and nominating committee assists the Board in identifying individuals qualified to become our directors and in determining the composition of the Board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

Board Diversity Matrix (as of September 2, 2023)
Country of Principal Executive Offices	China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	5

D.	Employees

We had 5,042, 4,398 and 3,876 employees as of June 30, 2023, 2022 and 2021, respectively. As of June 30, 2023, there were 4,445 employees located in China and 597 employees outside China. The following table sets forth our employees as of June 30, 2023 based on their functional areas within the Company:

Category	China	Overseas	Total
Sales & Marketing	729	22	751
Research and development	1,398	—	1,398
Engineering	1,394	499	1,893
Production	468	5	473
Management	456	71	527

Total	4,445	597	5,042

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 2, 2023 by (i) each of our officers and directors; and (ii) each person who is known by us to beneficially own more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the vesting of restricted shares, exercise of any options or other right or the conversion of any other security.

As of September 2, 2023, a total of 62,022,530 ordinary shares were outstanding. The table below does not include any preferred shares or ordinary shares that may be issued under the Amended and Restated Rights Plan of the Company.

		Ordinary Shares Beneficially Owned as of September 2, 2023
	Title (if any)	Number		%
Officers and Directors†
Li QIAO	Chairwoman	695,588	(1)	1.12
Changli WANG	Director, Chief Executive Officer and Chief Strategy Officer	1,306,942	(2)	2.11
Jianyun CHAI	Director	*		*
Kok Peng TEH	Director	*		*
Khiaw Ngoh TAN	Director	*		*
Steven WANG	Chief Financial Officer	*		*
Yue XU	Co-Chief Operating Officer	*		*
Lei FANG	Co-Chief Operating Officer	837,748	(3)	1.35
Chunming HE	Chief Technology Officer	*		*
Hongyuan SHI	Chief Human Resource Officer	*		*
Chuan (Arden) XIA	Chief Public Relations Officer	*		*
All directors and officers as a group		3,268,441		5.27
5% Securities Holder
FIL Ltd		5,549,686	(4)	8.95
Davis Selected Advisers, L.P.		5,494,597	(5)	8.86
Ace Lead Profits Limited		4,144,223	(6)	6.68
Yiheng Capital, LLC		3,963,836	(7)	6.39

*	Less than 1% of the total issued and outstanding shares.

†

The business address of each director and officer set forth in the table is c/o Hollysys Automation Technologies Ltd., No. 2 Disheng Middle Road, Beijing Economic-Technological Development Area, Beijing, China 100176.

(1)

Represents (i) 528,088 ordinary shares held by Ms. Li QIAO through Acclaimed Insight Investments Limited, Glory Pearl International Limited and Time Keep Investments Ltd., (ii) 126,250 vested restricted shares, and (iii) 41,250 ordinary shares underlying options exercisable within 60 days after September 2, 2023.

(2)	Represents ordinary shares held by Mr. Changli WANG through Excellent Link Enterprises Limited and Jewelake Capital Limited.
(3)

Represents (i) 749,284 ordinary shares held by Mr. Lei FANG through Golden Result Enterprises Limited and Gannan Times Holding Limited, (ii) 54,557 vested restricted shares (iii) 6,417 unvested restricted shares that will become vested within 60 days after September 2, 2023, and (iv) 27,490 ordinary shares underlying options exercisable within 60 days after September 2, 2023.

(4)	Represents 5,549,686 ordinary shares held by FIL Ltd, as last reported in a Schedule 13G/A filed with the SEC on February 9, 2023.
(5)	Represents 5,494,597 ordinary shares held by Davis Selected Advisers, L.P., as last reported in a Schedule 13G/A filed with the SEC on February 10, 2023.

(6)

Represents 4,144,223 ordinary shares held by Ace Lead Profits Limited, as reported in a Schedule 13D filed with the SEC on June 29, 2021. As set forth therein, Ace Lead Profits Limited is wholly owned and controlled by Baiqing Shao and Baiqing Shao may be deemed to be a beneficial owner of the shares held by Ace Lead Profits Limited.

Our Board have received notice from Hollysys Committee on Trust Interests (the “Committee”) that a legal action has been commenced in the Hong Kong High Court against Mr. Shao and Ace Lead on March 9, 2021 (the “Legal Action”), and the Hong Kong High Court held a hearing on jurisdiction dispute on October 19, 2022 and subsequently issued an order dismissing defendants’ jurisdictional dispute claims on November 4, 2022 and the case will be tried on merits.

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

(7)	Represents 3,963,836 ordinary shares held by Yiheng Capital, LLC, as last reported in a Schedule 13F filed with the SEC on February 14, 2023.

None of our major shareholders have different voting rights from other shareholders. To our knowledge, as of September 2, 2023, 55,684,252 ordinary shares, representing 89.8% of our issued and outstanding ordinary shares, were held by five record holders in the United States, including Cede & Co., a nominee of The Depository Trust Company. Except as described hereof, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Transactions with China Techenergy Co., Ltd.

China Techenergy Co., Ltd. (“China Techenergy”), an equity investee of Hollysys, which are used for non-safety operations control in the nuclear power industry is 40% owned by Beijing Hollysys. China Techenergy incorporates our non-safety automation control systems with their proprietary safety automated control systems to provide an overall automation and control system for nuclear power stations in China. We are not a party to the integrated sales contracts executed between China Techenergy and its customers. Our pro rata shares of the intercompany profits and losses are eliminated until realized through a sale to outside parties, as if China Techenergy were a consolidated subsidiary.

The transactions with China Techenergy included (i) sales of goods and integrated solutions, amounting to USD 8.5 million, USD 5.1 million, and USD 12.2 million for the years ended June 30, 2021, 2022, and 2023, respectively, (ii) amounts due to China Techenergy of USD 2.0 million, and USD 2.1 million as of June 30, 2022, and 2023, respectively, and (iii) amounts due from China Techenergy of USD 17.5 million, and USD 16.3 million as of June 30, 2022, and 2023, respectively. The sales of goods and integrated solutions we provided to China Techenergy are conducted on an arm’s length basis with similar unrelated parties. There is no ongoing contractual or commitments arrangement with China Techenergy.

Transactions with Beijing Hollycon Medicine & Technology. Co., Ltd.

Beijing Hollycon Medicine & Technology. Co., Ltd. (“Hollycon”), an equity investee of Hollsys, which incorporates our products with their automated systems to provide an integrated automation and control system to their customer is 30% directly owned by Hollysys Group Co., Ltd.

The transactions with Hollycon included (i) sales of goods and integrated solutions, amounting to USD0.9 million, USD 0.2 million, and USD 0.2 million for the years ended June 30, 2021, 2022, and 2023, respectively, (ii) purchase of goods and services, amounting to nil, USD 0.6 million, and USD 0.1 million for the years ended June 30, 2021, 2022, and 2023, respectively, (iii) other income, amounting to USD 0.5 million, USD 2.4 million, and USD 1.2 million for the years ended June 30, 2021, 2022, and 2023, respectively, (iv) amounts due to Hollycon of nil, and USD 0.2 million as of June 30, 2022, and 2023, respectively, and (v) amounts due from Hollycon of USD 15.1 million, and USD 14.0 million as of June 30, 2022, and 2023, respectively. The sales of goods and integrated solutions we provided to Hollycon and purchase of goods and services from Hollycon are conducted on an arm’s length basis with similar unrelated parties. There is no ongoing contractual or commitments arrangement with Hollycon.

Other transactions with related parties

Other transactions with Ningbo Hollysys, an equity investee of Hollysys, included (i) sales of goods and integrated solutions, amounting to USD0.3 million, USD 1.0 million, and USD 2.4 million for the years ended June 30, 2021, 2022, and 2023, respectively, (ii) purchase of goods and services, amounting to USD 3.1 million, USD 1.1 million, and USD 1.8 million for the years ended June 30, 2021, 2022, and 2023, respectively, (iii) other income, amounting to USD 2.3 million, USD 0.1 million, and USD 0.7 million for the years ended June 30, 2021, 2022, and 2023, respectively, (iv) purchase of research and development service, amounting to USD 0.2 million, USD 0.2 million, and USD 0.1 million for the years ended June 30, 2021, 2022, and 2023, respectively, (v) amounts due to Ningbo Hollysys of USD 4.3 million, and USD 3.9 million as of June 30, 2022, and 2023, respectively, and (vi) amounts due from Ningbo Hollysys of USD 0.3 million, and USD 0.6 million as of June 30, 2022, and 2023, respectively. The above transactions with Ningbo Hollysys are conducted on an arm’s length basis with similar unrelated parties. There is no ongoing contractual or commitments arrangement with Ningbo Hollysys.

We also have transactions with other equity investees including Beijing Hollysys Digital Technology Co., Ltd. For more details, please refer to the related parties footnote disclosure in our audited financial statements included in this annual report.

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

As a BVI company, Hollysys Automation Technologies Ltd. may only declare and pay dividends if our directors are satisfied, on reasonable grounds, that immediately after the distribution (i) the value of our assets will exceed our liabilities and (ii) we will be able to pay our debts as they fall due. For details on the historical dividend information, see “—Item 10. Additional Information—F. Dividends and Paying Agents.”

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

On May 26, 2016, the Board approved an amended and restated memorandum and articles of association, or the 2016 Amended and Restated M&A, to exclude the statutory acquisitions of share procedure under Sections 60 and 61 of the Act. Our 2016 Amended and Restated M&A became effective upon the registration by the BVI Registrar of Corporate Affairs on May 27, 2016. Our Board believed that this change was desirable and to the benefit of all of our shareholders because it provided Hollysys with increased flexibility of action to purchase its own shares from time to time based on market conditions, stock prices, and other factors without the delay and expense involved in offering to purchase share from all shareholders or obtaining written consent of such purchase from the shareholders as otherwise required under Sections 60 and 61 of the Act.

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

Directors may be removed by resolution of directors with or without cause or removed by resolution of shareholders only for cause.

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

It remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. We do not currently consider the Company to be a PRC resident enterprise and we do not withhold the 10% EIT when we distributed dividends to our non-resident enterprise shareholders in the past. However, if the PRC tax authorities determine that we are considered to be a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow: (1) we may be subject to the PRC enterprise income tax at the rate of 25% on our worldwide taxable income; (2) dividend income that we received from our PRC subsidiaries may be exempt from the PRC withholding tax; and (3) dividends paid to our overseas shareholders who are non-PRC resident enterprises as well as gains realized by these shareholders from the transfer of our shares may be regarded as PRC-sourced income and as a result be subject to PRC withholding tax at a rate of up to 10%, subject to any reduction or exemption set forth in relevant tax treaties, and similarly, dividends paid to our overseas shareholders who are non-PRC resident individuals, as well as gains realized by these shareholders from the transfer of our shares, may be regarded as PRC-sourced income and as a result be subject to PRC withholding tax at a rate of 20%, subject to any reduction or exemption set forth in relevant tax treaties.

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

Certain recent Treasury regulations (the “Foreign Tax Credit Regulations”), which will not apply before 2024, may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisors regarding the creditability or deductibility of any PRC taxes imposed on dividends on, or dispositions of, our ordinary shares. This discussion does not apply to investors in this special situation.

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

Taxation of Distributions

Subject to the discussion of the PFIC rules below, the gross amount of any distribution will be included in the gross income of the U.S. Holder as dividend income on the date of receipt to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Such dividends will not be eligible for the dividends-received deduction allowed to corporations. Dividends paid by us will not be eligible for the preferential dividend tax rate otherwise available to certain non-corporate U.S. Holders if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid the dividend or for the prior taxable year.

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

Interest Rate Risk

We are exposed to interest rate risk primarily with respect to our bank loans. A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings as of June 30, 2023, would decrease income before income taxes by $0.3 million for the fiscal year ended June 30, 2023. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, 89.2% of our consolidated revenues and consolidated costs and expenses are denominated in RMB, and 98.5% of our assets are denominated in RMB, and the remaining are mainly denominated in SGD. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rates of the U.S. dollar, RMB and SGD. If the RMB or SGD depreciates against the U.S. dollar, the value of our RMB or SGD revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of shareholders’ equity. An average appreciation or depreciation of the RMB against the US dollar of 5% would increase or decrease our comprehensive income by $4,714,864 and $5,211,166, respectively. An average appreciation or depreciation of the SGD against the US dollar of 5% would increase or decrease our comprehensive income by $611,681 or $676,069 respectively, based on our current revenues, costs and expenses, assets, and liabilities denominated in RMB or SGD as of June 30, 2023.

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

In connection with the adoption of the Rights Plan in 2010, we amended our memorandum and articles of association to increase our authorized shares of Class A Preferred Stock from 10,000,000 shares to 90,000,000 shares, and to provide that directors may be removed by resolution of directors with or without cause or removed by resolution of shareholders only for cause. On January 7, 2021, we further amended our Memorandum and Articles of Association and adopted the Amended and Restated M&A. The Amended and Restated M&A provide for, among other things, (a) authorization of the Board to divide unissued shares into any number of classes and to determine the variations between different classes; (b) authorization of the Board to issue preferred shares out of the authorized shares of the Company; (c) clarification of the Board’s authorization to increase or reduce the number of shares the Company is authorized to issue; (d) notice and disclosure requirements before any business proposals or director nominees are brought at an annual meeting or before the requisition of a special meeting and subsequent default restrictions for anyone who fails to make the required disclosures; (e) change of the board size to five; and (f) clarification of the procedures for calling a special meeting.

E. Use of Proceeds

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15(e) and 15d-15(e) under the Exchange Act, our management has carried out an evaluation, with the participation and under the supervision of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2023.

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

Management conducted its evaluation of disclosure controls and procedures under the supervision of our chief executive officer and our chief financial officer. Based upon, and as of the date of this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2023.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2023. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 framework). Based on our assessment, management believes that, as of June 30, 2023, our internal control over financial reporting maintained, in all material respects, effective internal control over financial reporting as of June 30, 2023.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm has audited our internal control over financial reporting as of June 30, 2023 and has issued an attestation report, which appears on page F-5 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

Except for the matters described above, there has been no change in our internal control procedure over financial reporting during the fiscal year ended June 30, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Ms. Khiaw Ngoh TAN, one of our independent directors and Chair of Audit Committee, meets the criteria for an “audit committee financial expert,” as established by the SEC. Ms. Tan will not be deemed an “expert” for any other purpose, including, without limitation, for purposes of Section 11 of the Securities Act, as a result of being designated or identified as an audit committee financial expert. The designation or identification of Ms. Tan as an audit committee financial expert does not impose on her any duties, obligations or liability that are greater than the duties, obligations and liability imposed on her as a member of our Audit Committee and the Board in the absence of such designation or identification.

ITEM 16B.	CODE OF ETHICS

In March 2006, our Board adopted a code of conduct, or Code of Conduct, which applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer. Our Code of Conduct addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, confidentiality, and reporting of violations of the code. A copy of the Code of Conduct was filed as Annex G to our registration statement on Form S-4 filed with the SEC on March 30, 2006 and is incorporated herein by reference. Our Code of Conduct is also posted on the corporate governance page of our website at www.hollysys.com. During the fiscal year ended June 30, 2023, there were no waivers from a provision of our Code of Conduct granted to our directors, officers or employees.

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

Set forth below are the total fees billed, on a consolidated basis, by the independent registered accounting firm or their affiliates for providing audit and other professional services in each of the last two fiscal years:

(in USD)	FY2023		FY2022
Audit fees (1)	$	1,075,000	$	1,075,000
Audit-related fees (2)		-		500,000

Total	$	1,075,000	$	1,575,000

Notes:

(1)	Audit fees were related to the audit of our annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings.

(2)	Audit-related fees include fees for services rendered related to our quarterly financial information for the fiscal years ended June 30, 2023 and 2022.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

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

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The information is previously reported in our annual report on Form 20-F for the fiscal year ended June 30, 2021.

ITEM 16G.	CORPORATE GOVERNANCE

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

A letter was also provided to NASDAQ certifying that we are not required to seek shareholder approval for the establishment of our equity compensation plans under BVI law. In 2015, we followed home country practice with respect to the adoption of our 2015 Equity Plan without seeking shareholder approval.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

On October 21, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with our filing of our annual report on Form 20-F for the fiscal year ended June 30, 2022.

As of the date of this annual report, we and our consolidated operating entities are incorporated or otherwise organized in the British Virgin Islands, mainland China, Hong Kong, Macau, Singapore, India, Indonesia, the Philippines, Malaysia and Qatar.

To our best knowledge, none of our shares or the shares of our operating entities are owned by governmental entities in the jurisdiction in which we or such operating entities are incorporated or otherwise organized.

To our best knowledge, governmental entities in Hong Kong do not have any controlling financial interest with respect to us or any of our operating entities.

With respect to the members of the board of directors of our company or any of our consolidated foreign operating entities (each a “board member”), taking into consideration of each board member’s current or prior memberships on, or affiliations, with committees of the Chinese Communist Party, to the extent such information is known to our company, none of such board member is any official of the Chinese Communist Party.

Neither the memorandum and articles of association of our company nor the articles of incorporation (or equivalent organizing document) of our consolidated foreign operating entities contains any charter of the Chinese Communist Party.

On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended June 30, 2023 after we file our annual report on Form 20-F for such fiscal year.

We have not relied upon any legal opinions or third-party certifications, such as affidavits, as the basis for our disclosure under this Item 16I.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our Audited Financial Statements for the Years Ended June 30, 2023, 2022 and 2021 are included at the end of this annual report.

ITEM 19.	EXHIBITS

Number	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of the Form 6-K furnished to the SEC on January 8, 2021)

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

12.1	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Union Power HK CPA Limited, Independent Registered Public Accounting Firm

15.2*	Submission under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act

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

Date: September 20, 2023

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Hollysys Automation Technologies Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Hollysys Automation Technologies Ltd. (the “Company”) as of June 30, 2023 and 2022, and the related consolidated statements of comprehensive income, cash flows and stockholders’ equity for each of the three years in the period ended June 30, 2023, and the related notes (collectively referred to as the “consolidated financial statements”).
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2023, in conformity with U.S. generally accepted accounting principles.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of June 30, 2023, based on criteria established in Internal Control – Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated September 20, 2023 expressed an unqualified opinion thereon.
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

•
Evaluating management’s ability to achieve the estimates of total cost by comparing the estimates to documentation such as management’s work plans, contract terms and requirements, and purchase orders with suppliers. Our evaluation of management’s assumptions included consideration of historical and current project performance such as consistency of gross margin, identified risks related to project timing including technical and schedule matters, and the status of internal and third-party activities such as hardware, software, and labor.

Allowance for Credit Loss – Accounts Receivable
Critical Audit Matter Description
As described in Notes 4 to the consolidated financial statements, the Company’s gross accounts receivable and allowance for credit loss were $383 million and $73 million as of June 30, 2023, respectively. The allowance is management’s estimate of expected credit losses after considering historical collection activity, the age of the accounts receivable balances, creditworthiness of the customers, current and future economic conditions, including Gross Domestic Product, that may affect the customers’ ability to pay. Management estimated the allowance by segmenting accounts receivable based on certain credit risk characteristics, and determining an expected loss rate for each segment based on historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions.
The principal consideration for our determination that performing procedures relating to the allowance for credit loss on accounts receivable is a critical audit matter is that there was significant judgment by management in estimating the allowance for credit loss, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence obtained.
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
Hong Kong, The People’s Republic of China
September 20, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Hollysys Automation Technologies Ltd.
Opinion on Internal Control Over Financial Reporting
We have audited Hollysys Automation Technologies Ltd.’s internal control over financial reporting as of June 30, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Hollysys Automation Technologies Ltd. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of June 30, 2023, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of June 30, 2023 and 2022, the related consolidated statements of comprehensive income, cash flows and stockholders’ equity for each of the three years in the period ended June 30, 2023, and the related notes and our report dated September 20, 2023 expressed an unqualified opinion thereon.
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
Hong Kong, The People’s Republic of China
September 2
0
, 2023

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In US dollars thousands except for number of shares and per share data)

		June 30,
	Notes	2022	2023
ASSETS
Current assets:
Cash and cash equivalents		$679,754	$611,632
Short-term investments		12,203	33,202
Restricted cash		38,486	23,009
Accounts receivable, net of allowance for credit losses of $77,603 and $73,009 as of June 30, 2022 and 2023, respectively	4	317,763	309,822
Costs and estimated earnings in excess of billings, net of allowance for credit losses of $12,178 and $14,438 as of June 30, 2022 and 2023, respectively	5	228,877	253,262
Accounts receivable retention	6	6,005	7,465
Other receivables, net of allowance for credit losses of $12,449 and $12,044 as of June 30, 2022 and 2023, respectively		26,100	19,265
Advances to suppliers		33,851	28,493
Amounts due from related parties	22	27,360	25,906
Inventories	3	91,243	111,634
Prepaid expenses		667	596
Income tax recoverable		258	649

Total current assets		1,462,567	1,424,935

Non-current assets:
Restricted cash		787	13,489
Costs and estimated earnings in excess of billings		3,021	1,746
Accounts receivable retention	6	6,561	6,587
Prepaid expenses		1	3
Property, plant and equipment, net	7	98,249	134,626
Prepaid land leases	8	12,447	11,503
Intangible assets, net	9	10,742	8,483
Investments in equity investees	11	46,581	47,603
Investments in securities	11	1,693	1,561
Goodwill	10	20,539	18,939
Deferred tax assets	19	4,540	11,937
Operating lease right-of-use assets	20	4,045	3,436

Total non-current assets		209,206	259,913

Total assets		$1,671,773	$1,684,848

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS – continued
(In US dollars thousands except for number of shares and per share data)

		June 30,
	Notes	2022	2023
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities (including amounts of the VIE without recourse to the primary beneficiary of $1,547 and $586 as of June 30, 2022 and 2023, respectively):
Short-term bank loans	13	$66	$—
Current portion of long-term loans	14	15,210	15,231
Accounts payable		173,953	170,632
Construction costs payable		92	11,085
Deferred revenue		206,222	181,387
Accrued payroll and related expenses		23,535	26,742
Income tax payable		4,509	6,414
Warranty liabilities	12	3,280	3,238
Other tax payables		11,587	10,504
Accrued liabilities		37,282	36,870
Amounts due to related parties	22	6,299	6,155
Current portion of other liability		3	—
Operating lease liabilities	20	2,518	1,887

Total current liabilities		484,556	470,145

Non-current liabilities (including amounts of the VIE without recourse to the primary beneficiary of nil and nil as of June 30, 2022 and 2023, respectively):
Accrued liabilities		3,349	2,367
Long-term loans	14	434	16,775
Accounts payable		1,556	2,588
Deferred tax liabilities	19	12,966	13,069
Warranty liabilities	12	1,722	2,568
Operating lease liabilities	20	1,282	1,103
Long-term other liabilities		80	—

Total non-current liabilities		21,389	38,470

Total liabilities		505,945	508,615

Commitments and contingencies	23	—	—
Stockholders’ equity:	16
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 61,962,449 shares and 62,021,930 shares issued and outstanding as of June 30, 2022 and 2023, respectively		62	62
Additional paid-in capital		243,476	246,908
Statutory reserves		77,263	78,875
Retained earnings		857,141	961,782
Accumulated other comprehensive loss		(12,655)	(112,418)

Total Hollysys Automation Technologies Ltd. stockholders’ equity		1,165,287	1,175,209
Non-controlling interests		541	1,024

Total equity		1,165,828	1,176,233

Total liabilities and equity		$1,671,773	$1,684,848

The accompanying notes form an integral part of these consolidated financial statements.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In US dollars thousands except for number of shares and per share data)

		Year ended June 30,
	Notes	2021	2022	2023
Net revenues
Integrated solutions contracts revenue (including revenue from related parties of $1,446, $2,288 and $3,524 for the years ended June 30, 2021, 2022 and 2023, respectively)		$460,180	$573,567	$632,100
Product sales (including revenue from related parties of $8,186, $4,018 and $11,256 for the years ended June 30, 2021, 2022 and 2023, respectively)		28,667	38,486	47,424
Revenue from services		104,619	95,409	97,849

Total net revenues		593,466	707,462	777,373
Costs of integrated solutions contracts (including purchases from related parties of $1,860, $1,214 and $1,811 for the years ended June 30, 2021, 2022 and 2023, respectively)		336,471	422,236	474,046
Costs of products sold (including purchases from related parties of $1,198, $519 and $155 for the years ended June 30, 2021, 2022 and 2023, respectively)		5,293	10,247	13,257
Costs of services rendered		33,423	35,622	34,585

Gross profit		218,279	239,357	255,485
Operating expenses
Selling		35,197	45,301	57,243
General and administrative		69,982	80,241	63,580
Research and development (including research and development from related parties of $212, $208 and $144 for the years ended June 30, 2021, 2022 and 2023, respectively)		55,954	69,580	70,200
VAT refunds and government subsidies		(30,099)	(30,309)	(28,551)

Total operating expenses		131,034	164,813	162,472

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME – continued
(In US dollars thousands except for number of shares and per share data)

		Year ended June 30,
	Notes	2021	2022	2023
Income from operations		$87,245	$74,544	$93,013
Other income, net (including other income from related parties of $2,445, $2,830 and $1,891 for the years ended June 30, 2021, 2022 and 2023, respectively)		10,449	2,185	3,372
Foreign exchange (loss) gain		(6,219)	1,789	6,363
Gains on disposal of an investment in an equity investee		—	7,995	—
Losses on disposal of subsidiaries		—	(3)	—
Gains on disposal of an investment in securities		3,323	—	845
Impairment loss of investments in cost investees		—	(773)	—
Share of net income of equity investees		604	1,838	3,116
Interest income		14,131	12,698	12,394
Interest expenses		(553)	(731)	(878)
Dividend income from investments in securities		912	85	237

Income before income taxes		109,892	99,627	118,462
Income tax expenses	19	20,554	16,634	11,390

Net income		89,338	82,993	107,072
Less: Net (loss) income attributable to non-controlling interests		(371)	(189)	141

Net income attributable to Hollysys Automation Technologies Ltd.		$89,709	$83,182	$106,931

Other comprehensive income, net of tax of nil
Translation adjustments		$96,577	$(46,590)	$(99,719)

Comprehensive income		185,915	36,403	7,353

Less: Comprehensive (loss) income attributable to non-controlling interests		(125)	(1,310)	185

Comprehensive income attributable to Hollysys Automation Technologies Ltd.		$186,040	$37,713	$7,168

Net income per share:
Basic	21	$1.48	1.36	1.74
Diluted	21	$1.46	1.35	1.72
Shares used in net income per share computation:
Basic		60,566,709	61,007,806	61,521,412
Diluted		61,513,749	61,568,476	62,034,400
The accompanying notes form an integral part of these consolidated financial statements

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF
CASH
FLOWS
(In US dollars thousands)

	Year ended June 30,
	2021	2022	2023
Cash flows from operating activities:
Net income	$89,338	$82,993	$107,072
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	9,959	10,263	8,612
Amortization of prepaid land leases	454	382	331
Amortization of intangible assets	316	1,356	1,342
Allowance for credit losses	8,656	16,122	7,540
(Gain) loss on disposal of long-lived assets	(7)	(75)	19
Share of net income of equity investees	(604)	(1,838)	(3,116)
Dividends received from an equity investee	91	—	—
Loss on disposal of subsidiaries	—	3	—
Impairment loss on investment in a cost investee	—	773	—
Gains on disposal of an investment of an equity investee	—	(7,995)	—
Gain on disposal of an investment in securities	(3,323)	—	(845)
Share-based compensation expenses	9,724	9,709	3,286
Deferred income tax expenses (benefit)	(5,838)	4,179	(8,002)
Other income, net	(6,724)	—	—
Changes in operating assets and liabilities:
Accounts receivable and retention	(88,854)	(11,807)	(32,011)
Costs and estimated earnings in excess of billings	3,049	(39,839)	(40,902)
Other receivables	11,183	(3,425)	1,036
Advances to suppliers	(1,253)	(14,274)	2,929
Due from related parties	6,784	4,903	(704)
Inventories	4,657	(40,007)	(28,581)
Prepaid expenses	(268)	257	77
Accounts payable	10,178	28,470	7,574
Deferred revenue	31,432	19,221	(10,017)
Accruals and other payable	(966)	(16,417)	5,947
Income tax payable	514	1,423	1,957
Other tax payables	2,700	5,511	(223)
Due to related parties	(1,915)	4,638	(144)

Net cash provided by operating activities	$79,283	$54,526	$23,177

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS – continued
(In US dollars thousands)

	Year ended June 30,
	2021	2022	2023
Cash flows from investing activities:
Purchases of short-term investments	$(147,237)	$(64,383)	$(126,069)
Maturity of short-term investments	443,095	100,562	103,718
Purchases of property, plant and equipment	(18,131)	(26,369)	(40,918)
Proceeds from disposal of property, plant and equipment	314	140	309
Investments made in equity investees	(9,459)	(1,261)	(1,653)
Proceeds from disposal of a subsidiary	—	3,797	4,175
Proceeds received from disposal of equity investments	5,187	9,497	—
Acquisition of a subsidiary, net of cash acquired	(9,406)	(8,726)	(90)
Proceeds received from investment in equity securities without readily determinable fair value	5,895	—	845

Net cash provided by (used in) investing activities	270,258	13,257	(59,683)
Cash flows from financing activities:
Proceeds from short-term bank loans	$—	$128	$293
Repayments of short-term bank loans	—	(59)	(357)
Proceeds from long-term bank loans	520	875	18,818
Repayments of long-term bank loans	(633)	(673)	(869)
Payment of dividends	(12,107)	(19,827)	—
Proceeds from issuance of shares of a subsidiary	2	—	—

Net cash (used in) provided by financing activities	(12,218)	(19,556)	17,885
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	39,127	(24,747)	(52,276)

Net increase (decrease) in cash, cash equivalents and restricted cash	$376,450	$23,480	$(70,897)

Cash, cash equivalents and restricted cash, beginning of year	319,097	695,547	719,027

Cash, cash equivalents and restricted cash, end of year	$695,547	$719,027	$648,130

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	664,321	679,754	611,632
Current portion of restricted cash	25,294	38,486	23,009
Non-current portion of restricted cash	5,932	787	13,489

Total cash, cash equivalents and restricted cash	695,547	719,027	648,130

Supplemental disclosures of cash flow information:
Interest expense paid	$553	$731	$1,129
Income tax paid	$16,804	$15,632	$16,131
Supplemental disclosures of non-cash information:
Acquisition of property, plant and equipment included in construction costs payable and accrued liabilities	$477	$5,987	$11,560
The accompanying notes form an integral part of these consolidated financial statements.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In US dollars thousands except for number of shares)

	Ordinary shares		Additional paid-in capital	Statutory reserves	Retained earnings	Accumulated other comprehensive income	Total Hollysys Automation Technologies Ltd. stockholders’ equity	Non-controlling interest	Total equity
Balance at June 30, 2020	60,537,099	$61	$224,043	$49,423	$774,473	$(63,517)	$984,483	$4,403	$988,886

Issuance of ordinary shares	830,238	—	1	—	—	—	1	—	1
Share-based compensation	—	—	9,724	—	—	—	9,724	—	9,724
Net income for the year	—	—	—	—	89,709	—	89,709	(371)	89,338
Appropriations to statutory reserves	—	—	—	15,026	(15,026)	—	—	—	—
Dividend paid	—	—	—	—	(12,107)	—	(12,107)	—	(12,107)
Translation adjustments	—	—	—	—	—	96,331	96,331	246	96,577
Effect of change in accounting principle – ASC 326	—	—	—	—	(30,451)	—	(30,451)	—	(30,451)

Balance at June 30, 2021	61,367,337	$61	$233,768	$64,449	$806,598	$32,814	$1,137,690	$4,278	$1,141,968

Issuance of ordinary shares	595,112	1	(1)	—	—	—	—	—	—
Share-based compensation	—	—	9,709	—	—	—	9,709	—	9,709
Net income for the year	—	—	—	—	83,182	—	83,182	(189)	82,993
Appropriations to statutory reserves	—	—	—	12,812	(12,812)	—	—	—	—
Dividend paid	—	—	—	—	(19,827)	—	(19,827)	—	(19,827)
Capital contribution from subsidiaries’ non-controlling interest shareholders	—	—	—	—	—	—	—	695	695
Deconsolidation of a subsidiary	—	—	—	2	—	—	2	(3,122)	(3,120)
Translation adjustments	—	—	—	—	—	(45,469)	(45,469)	(1,121)	(46,590)

Balance at June 30, 2022	61,962,449	$62	$243,476	$77,263	$857,141	$(12,655)	$1,165,287	$541	$1,165,828

Issuance of ordinary shares	59,481	—	534	—	—	—	534	—	534
Share-based compensation	—	—	3,286	—	—	—	3,286	—	3,286
Net income for the year	—	—	—	—	106,931	—	106,931	141	107,072
Appropriations to statutory reserves	—	—	—	1,612	(1,612)	—	—	—	—
Dividend paid	—	—	—	—	—	—	—	—	—
Acquisition of a subsidiary (i)	—	—	(388)	—	—	—	(388)	298	(90)
Transfer of an equity investee (ii)	—	—	—	—	(678)	—	(678)	—	(678)
Translation adjustment s	—	—	—	—	—	(99,763)	(99,763)	44	(99,719)

Balance at June 30, 2023	62,021,930	$62	$246,908	$78,875	$961,782	$(112,418)	$1,175,209	$1,024	$1,176,233

(i)
In March 2023, Hollysys Group Co., Ltd., spent $90 to acquire the remaining 20% equity of HollySys Smart Energy Technology (Beijing) Co., Ltd., The difference between the acquisition consideration and the carrying value of the equity is recorded in the consolidated statement of shareholders’ equity.

(ii)
In March 2023, Beijing Hollysys Co., Ltd., transferred 40% the equity of China Techenergy Co., Ltd. to Beijing HollySys Control Technology Co., Ltd., without consideration. The $678 recorded in the consolidated statement of shareholders’ equity is the deferred tax effect of the intercompany transfer due to different tax rates of the subsidiaries.

The accompanying notes form an integral part of these consolidated financial statements.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023
(Amounts in thousands except for number of shares and per share data)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 - ORGANIZATION AND BUSINESS BACKGROUND
The Company, its subsidiaries and the
variable interest entity (“VIE”)
described below, (collectively the “Group”) are principally engaged in the manufacture, sale and provision of integrated automation systems and services, mechanical and electrical solution services and installation services in the PRC, Southeast Asia and the Middle East.
Hollysys Automation Technologies Ltd. (“Hollysys” or the “Company”) was established under the laws of the British Virgin Islands (“BVI”) on February 6, 2006.
As of June 30, 2023, the Company had subsidiaries incorporated in countries and jurisdictions including the People’s Republic of China (“PRC”), Singapore, Malaysia, Macau, Hong Kong, BVI, India, Qatar, Indonesia, and Philippines.
The Company makes a determination at the inception of each arrangement whether an entity in which the Company has made an investment or in which the Company has other variable interests is considered a VIE. The Company consolidates a VIE when it is deemed to be the primary beneficiary. The primary beneficiary of a VIE is the party that meets both of the following criteria: (i) has the power to make decisions that most significantly affect the economic performance of the VIE; and (ii) has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. Periodically, the Company determines whether any changes occurred requiring a reassessment of whether it is the primary beneficiary of a VIE. If the Company is not deemed to be the primary beneficiary in a VIE, the investment or other variable interests in a VIE is accounted for in accordance with applicable Generally Accepted Accounting Principles (“U.S. GAAP”).
In November 2015, Concord Electrical Contracting Ltd., (“CECL”) was established in Doha, Qatar, by Concord Corporation Pte. Ltd. (“CCPL”), a wholly-owned subsidiary of the Company incorporated under the laws of Singapore, and a Qatar citizen as a nominee shareholder, with 49% and 51% of equity interest in CECL, respectively. Through a series of contractual arrangements signed in November 2015 and September 2016, CCPL is entitled to appoint a majority of the directors of CECL who have the power to direct the activities that significantly impact CECL’s economic performance. In addition, CCPL is entitled to 99% of the variable returns or loss from CECL’s operations. In accordance with Accounting Standards Codification (“ASC”) 810,
Consolidation
, despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between CCPL and CECL through the series of contractual arrangements and CCPL is considered the primary beneficiary of CECL, which is a VIE. Therefore, CECL has been consolidated by the Company since inception.
The following tables set forth the financial statement balances and amounts of the VIE that were included in the consolidated financial statements:

	June 30,
	2022	2023
Current assets	$3,391	$3,149
Non-current assets	6	—

Total assets	3,397	3,149

Current liabilities	$1,547	$586

Total liabilities	1,547	586

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
(Amounts in thousands except for number of shares and per share data)

	Year ended June 30,
	2022	2023
Net revenue	$7	$—
Cost of revenue (1)	(1,474)	(792)
Net profit	1,481	792
Net cash used in operating activities	(323)	(319)

(1)	Cost of revenue is negative because of the reversal of warranties provision which was overprovided in previous years.
As of June 30, 2023, the current assets of the VIE included amounts due from subsidiaries of the Group amounting to $2,475 (June 30, 2022: $2,403), and the current liabilities of the VIE included amounts due to subsidiaries of the Group amounting to $328 (June 30, 2022: $325), which were all eliminated upon consolidation by the Company. Creditors of the VIE do not have recourse to the general credit of the Company for the liabilities of the VIE. The Company is obligated to absorb the VIE’s expected losses and to provide financial support to the VIE if required. For the years ended June 30, 2022 and 2023, the Company has not provided financial support other than that for which it was contractually required to provide. The Company believes that there are no assets of the VIE that can be used to settle only the obligations of the VIE.
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
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The consolidated financial statements are prepared in accordance with U.S. GAAP.
Principles of Consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries and a VIE. All inter-company transactions and balances between the Company, its subsidiaries, and the VIE are eliminated upon consolidation. The Company included the results of operations of acquired businesses from the respective dates of acquisition.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
(Amounts in thousands except for number of shares and per share data)

Use of estimates
The preparation of financial statements in conformity with U
.
S
.
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
Foreign currency translations and transactions
The Company’s functional currency is the United States dollar (“US dollars” or “$”); whereas the Company’s subsidiaries and VIE use the primary currency of the economic environment in which their operations are conducted as their functional currency. According to the criteria of ASC 830,
Foreign Currency Matters
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
(“ASC 805”). The purchase method of accounting requires that the consideration transferred be allocated to the assets, including separately identifiable assets and liabilities the Company acquired based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling
interests. The excess of (i) the total cost of the acquisition, fair value of the non-controlling
interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
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
Short-term investments
Short-term investments consist of deposits placed with financial institutions with original maturity terms from four months to one year. As of June 30, 2023, $24,938, $1,490, and $6,774 of short-term investments were placed in financial institutions in the PRC, Singapore, and Malaysia, respectively. As of June 30, 2022, $nil, $4,310, and $7,893 of short-term investments were placed in financial institutions in the PRC, Singapore, Malaysia, respectively.
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

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
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
The Company reviews and updates the estimated total costs of the contracts at least annually. Revisions to contract revenue and estimated total costs of the contracts are made in the period in which the facts and circumstances that cause the revision become known and are accounted for as changes in estimates. Unapproved change orders are considered claims. Claims are recognized only when they have been awarded by customers. Excluding the impact of change orders, if the estimated total costs of integrated solutions contracts, which were revised during the years ended June 30, 2021, 2022 and 2023, had been used as a basis of recognition of integrated solutions contracts revenue since the contract commencement, net income for the years ended June 30, 2021, 2022 and 2023 would have been decreased by $13,528, $28,473, and $22,516, respectively; basic net income per share for years ended June 30, 2021, 2022 and 2023 would have been decreased by $0.22, $0.47, and $0.37 respectively; and diluted net income per share for the years ended June 30, 2021, 2022 and 2023, would have decreased by $0.22, $0.46, and $0.36, respectively. Revisions to the estimated total costs for the years ended June 30, 2021, 2022 and 2023 were made in the ordinary course of business.
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
Product sales
The Company’s products mainly include hardware and software. Revenue generated from sales of products is recognized when control of the promised goods is transferred to the Company’s customers for
 an amount of consideration to which the Company expects to be entitled to in exchange for those goods. Revenues are presented net of value-added tax collected on behalf of the government.
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

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
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
Excluding the impact of change orders, if the estimated total costs of service contracts, which were revised during the year ended June 30, 2023, had been used as a basis of recognition of service contract revenue since the contract commencement, net income for the years ended June 30, 2021, 2022 and 2023 would have been decreased by $9,735, $7,450 and $5,771, respectively; basic net income per share for years ended June 30, 2021, 2022 and 2023 would have been decreased by $0.16, $0.12 and $0.09, respectively; and diluted net income per share for the years ended June 30, 2021, 2022 and 2023, would have decreased by $0.16, $0.12 and $0.09, respectively. Revisions to the estimated total costs for the years ended June 30, 2021, 2022 and 2023 were made in the ordinary course of business.
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

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
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
Property, plant and equipment, net
Property, plant and equipment, other than construction in progress, are recorded at cost and are stated net of accumulated depreciation and impairment, if any. Depreciation expense is determined using the straight-line method over the estimated useful lives of the assets as follows:

Buildings	30 - 50 years
Machinery	5 – 10 years
Software	3 – 10 years
Vehicles	5 – 10 years
Electronic and other equipment	3 – 10 years
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

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
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
The estimated useful lives for the intangible assets are as follows:

Category	Estimated useful life
Patents and copyrights	5 – 10 years
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
The Company’s goodwill outstanding at June 30, 2023 was related to the acquisitions of Beijing Hollysys Industrial Software Company Ltd (“Hollysys Industrial Software”), Shandong Lukang Pharmaceutical Engineering Design Co., Ltd (“Shandong Lukang”) and Hollysys Intelligent.
The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative test in accordance with ASC
350-20.
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

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
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

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
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
Government grants, which mainly represent amounts received from central and local governments in connection with the Company’s investments in local business districts and contributions to technology development
.
Government subsidies are recognized in the consolidated statements of comprehensive income when the necessary conditions have been met. Government grants received for the years ended June 30, 2021, 2022 and 2023 amounted to $
3,934
, $
4,987
and $
3,416
, respectively, of which $
9,192
, $
7,911
and $
6,203
were included as a credit to operating expenses in the consolidated statements of comprehensive income for the years ended June 30, 2021, 2022 and 2023, respectively.

As of June 30, 2022 and 2023, government grants recorded as accrued liabilities were $13,636 and $10,279, respectively.
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

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
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

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
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
Fair value measurements
The Company complies with ASC 820,
Fair Value Measurement
(“ASC 820”), which defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. It does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. It establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable inputs, which may be used to measure fair value and include the following:

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
Operating lease as lessee
The Company determines if an arrangement is a lease at inception. The Company classifies a lease as a finance lease or an operating lease at lease commencement date as appropriate. The Company has operating leases for certain offices and warehouses and does not have any finance leases for the fiscal years ended June 30, 2022 and 2023.
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
Operating lease as lessor
The Company classifies a lease as an operating, sales-type or direct financing lease at lease commencement date as appropriate. For operating leases, the Company recognized rental income over the non-cancellable lease term on a straight-line basis. The Company does not have any sales-type or direct financing leases for the fiscal years ended June 30, 2021, 2022 and 2023.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
(Amounts in thousands except for number of shares and per share data)

Concentration of risks
Concentration of credit risk
Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, costs and estimated earnings in excess of billings, accounts receivable retention, other receivables and amounts due from related parties. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet date. As of June 30, 2023, substantially all of the Company’s cash and cash equivalents and short-term investments were managed by financial institutions located in the PRC, Singapore and Malaysia, which management believes are of high credit quality. Accounts receivable, other receivables and amounts due from related parties are typically unsecured and the risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.
The Company has no customer that individually comprised 10% or more of the outstanding balance of accounts receivable as of June 30, 2022 and 2023, respectively. The Company does not require collateral or other security to support instruments subject to credit risk.
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
Concentration of foreign currency exchange rate risk
The Company’s exposure to foreign currency exchange rate risk primarily relates to monetary assets or liabilities held in foreign currencies. Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to USD, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. The exchange rate floating bands will remain the same as previously announced in the inter-bank foreign exchange market. The US dollar against RMB appreciated by 8.62%, depreciated by 3.65% and depreciated by 8.45% for the years ended June 30, 2021, 2022 and 2023, respectively. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position, and the value of its shares in US dollars. An appreciation of the US dollar against the RMB would result in foreign currency translation losses when translating the net assets of the Company from RMB into the US dollar.
For the years ended June 30, 2021, 2022 and 2023, the net foreign currency translation gains (losses) resulting from the translation of RMB, SGD and other functional currencies to the US dollar reporting currency recorded in stockholders’ equity as part of accumulated other comprehensive income was $96,331, $(45,469), and $(99,763), respectively.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
(Amounts in thousands except for number of shares and per share data)

Recent accounting pronouncements
Recently Adopted Standards
In August 2020, the FASB issued ASU 2020-06, “Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies an issuer’s accounting for certain convertible instruments and the application of derivatives scope exception for contracts in an entity’s own equity. This guidance also addresses how convertible instruments are accounted for in the diluted earnings per share calculation and required enhanced disclosures about the terms of convertible instruments and contracts in an entity’s own equity. The new guidance is required to be applied either retrospectively to financial instruments outstanding as of the beginning of the first comparable reporting period for each prior reporting period presented or retrospectively with the cumulative effect of the change to be recognized as an adjustment to the opening balance of retained earnings at the date of adoption. This guidance is effective in the year ended June 30, 2023 and the impact was not material to the consolidated financial statements.
In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosure by Business Entities about Government Assistance (ASU 2021-10), which improves the transparency of government assistance received by most business entities by requiring the disclosure of: (1) the types of government assistance received; (2) the accounting for such assistance; and (3) the effect of the assistance on a business entity’s financial statements. This guidance is effective in the year ended June 30, 2023 and the impact was not material to the consolidated financial statements.
Standards Effective in Future Years
In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which provides guidance on the acquirer’s accounting for acquired revenue contracts with customers in a business combination. The amendments require an acquirer to recognize and measures contract assets and contract liabilities acquired in a business combination at the acquisition date in accordance with ASC 606 as if it had originated the contracts. This guidance also provides certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The new guidance is required to be applied prospectively to business combinations occurring on or after the date of adoption. This guidance is effective for the Group for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Group does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
(Amounts in thousands except for number of shares and per share data)

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Group for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The Group does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.
In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” and issued a subsequent amendment which refines the scope of the ASU and clarifies some of its guidance as part of the FASB’s monitoring of global reference rate reform activities in January 2021 within ASU 2021-01 (collectively, including ASU 2020-04, “ASC 848”). ASC 848 provides optional expedients and exceptions for applying U.S. GAAP on contract modifications and hedge accounting to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. These optional expedients and exceptions provided in ASC 848 are effective for the Company from January 1, 2020 through December 31, 2024. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.
NOTE 3 - INVENTORIES
Components of inventories are as follows:

	June 30,
	2022	2023
Raw materials	$53,304	$56,354
Work in progress	16,026	26,545
Finished goods	21,913	28,735

	$91,243	$111,634

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
(Amounts in thousands except for number of shares and per share data)

NOTE 4 - ACCOUNTS RECEIVABLE

	June 30,
	2022	2023
Notes receivable	$68,953	$38,046
Accounts receivable	326,413	344,785
Allowance for credit losses	(77,603)	(73,009)

	$317,763	$309,822

The movements in allowance for credit losses are as follows:

	June 30,
	2021	2022	2023
Balance at the beginning of year	$41,618	$66,839	$77,603
Adoption of ASU 2016-13	16,284	—	—
Additions	7,749	15,972	5,191
Written off	(3,965)	(3,852)	(4,587)
Translation adjustment	5,153	(1,356)	(5,198)

Balance at the end of year	$66,839	$77,603	$73,009

NOTE 5 - COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS

	June 30,
	2022	2023
Contract costs incurred plus estimated earnings	$1,072,872	$1,196,127
Less: Progress billings	(831,817)	(928,427)

Cost and estimated earnings in excess of billings	241,055	267,700
Less: Allowance for credit losses	(12,178)	(14,438)

	$228,877	$253,262

The movements in allowance for credit losses are as follows:

	June 30,
	2021	2022	2023
Balance at the beginning of year	$6,150	$11,835	$12,178
Adoption of ASU 2016-13	3,111	—	—
Additions (reversals)	1,758	209	3,043
Translation adjustments	816	134	(783)

Balance at the end of year	$11,835	$12,178	$14,438

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
(Amounts in thousands except for number of shares and per share data)

NOTE 6 - REVENUE FROM CONTRACTS WITH CUSTOMERS
Remaining Unsatisfied Performance Obligations (“RUPO”)
As of June 30, 2023, the Company’s backlog relating to unsatisfied (or partially unsatisfied) performance obligations in contracts with its customers was $909.5 million. The Company expects to recognize the majority of its remaining performance obligations as revenue within the next three years.
Disaggregation of revenues
The Company assesses revenues based upon the nature or type of goods or services it provides and the geographic location of the related businesses. The geographic locations are consistent with the reportable segments. For more information on the reportable segments, see Note 24, “Segment Reporting”. The following table present disaggregated revenue information:

	Year ended June 30, 2023
	PRC	Non-PRC	Total
Integrated solutions contracts revenue	$547,557	84,543	632,100
Product sales	44,408	3,016	47,424
Maintenance service revenue	94,095	—	94,095
Extended warranty service revenue	3,754	—	3,754

Total	$689,814	87,559	777,373

Contract assets and contract liabilities
These contract assets and liabilities are calculated on a
contract-by-contract
basis and reported on a net basis at the end of reporting period. The Company recognized revenue of $123,037 for the year ended June 30, 202
3
, which was previously deferred and included in the contract liability at the beginning of the year. This revenue was driven primarily by performance obligations satisfied.
Contract assets and contract liabilities are summarized below:

	June 30, 2022	June 30, 2023
Contract assets, current	$235,712	261,752
Contract assets, non-current	9,582	8,333
Contract liabilities	208,636	182,995

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
(Amounts in thousands except for number of shares and per share data)

The increase in contract assets was primarily due to timing of revenue recognized relative to its billings. The decrease in contract liabilities was primarily due to the timing of contractual milestones. No other factors materially impacted the change in the contract liabilities balance.
NOTE 7 - PROPERTY, PLANT AND EQUIPMENT
A summary of property, plant and equipment is as follows:

	June 30,
	2022	2023
Buildings	$70,944	$66,681
Machinery	15,619	14,487
Software	20,293	19,943
Vehicles	4,717	4,822
Electronic and other equipment	45,512	41,426
Construction in progress	27,213	69,745

	$184,298	$217,104
Less: Accumulated depreciation and impairment	(86,049)	(82,478)

	$98,249	$134,626

Buildings
and construction in progress
with a total carrying value of $2,687 and $68,341 were pledged to secure lines of credits from various banks in
PRC,
Singapore and Malaysia as of June 30, 2022 and 2023, respectively (note 13).
Buildings
,
vehicles
and construction in progress
with a total carrying value of $1,056 and $65,770 were pledged to secure long-term bank loans as of June 30, 2022 and 2023, respectively (note 14).
Construction in progress consists of capital expenditures and capitalized interest charges related to the construction of facilities and assembly line projects and the expenditures related to the Company’s information system constructions.
The depreciation expenses for the years ended June 30, 2021, 2022 and 2023 were $9,959, $10,263 and $8,612, respectively.
Assets leased to others under operating leases
The Company has entered into operating lease contracts related to certain buildings owned with carrying amounts as shown below:

	June 30,
	2022	2023
Buildings leased to others – at original cost	$22,664	$20,898
Less: Accumulated depreciation	(8,044)	(7,886)

Buildings leased to others – net	$14,620	$13,012

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
(Amounts in thousands except for number of shares and per share data)

NOTE
8
- PREPAID LAND LEASES
A summary of prepaid land leases is as follows:

	June 30,
	2022	2023
Prepaid land leases	$16,146	$15,222
Less: Accumulated amortization	(3,699)	(3,719)

	$12,447	$11,503

Prepaid land leases with a total carrying value of $3,166 was pledged to secure lines of credits from a bank in PRC as of June 30, 2023 (note 13).
Prepaid land leases with a total carrying value of $3,166 was pledged to secure long-term bank loans as of June 30, 2023 (note 14).
The amortization for the years ended June 30, 2021, 2022 and 2023 was $454, $382 and $331, respectively.
The annual amortization of prepaid land leases for each of the five succeeding years is as follows:

Year ending June 30,
2024	$331
2025	331
2026	331
2027	331
2028	331
NOTE
9
- INTANGIBLE ASSETS, NET

	June 30,
	2022			2023
	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
Patents and copyrights	$14,204	(3,462)	10,742	$13,097	(4,614)	8,483

The amortization expenses for the years ended June 30, 2021, 2022 and 2023 were $316, $1,356 and $1,342, respectively.
The annual amortization expense relating to the existing intangible assets for the five succeeding years is as follow:

Year ending June 30,
2024	$1,329
2025	1,166
2026	1,040
2027	1,040
2028	1,040

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
(Amounts in thousands except for number of shares and per share data)

NOTE 10 - GOODWILL
The changes in the carrying amount of goodwill are as follows:

Balance as of July 1, 2021	$1,598
Goodwill upon acquisition	19,697
Translation adjustment	(756)

Balance as of June 30, 2022	$20,539
Translation adjustment	(1,600)

Balance as of June 30, 2023	$18,939

Hollysys Intelligent, as a component of the Industrial Automation operating segment, is considered to be a reporting unit for goodwill impairment purposes as Hollysys Intelligent constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of Hollysys Intelligent. The amount of goodwill allocated to Hollysys Intelligent was $19,697 upon acquisition, before any impairment charges (note 25). The Company engaged an independent third-party appraiser to assist in the goodwill impairment test. For the year ended June 30, 2022 and 2023, the Company’s impairment test indicated that the carrying amount of Hollysys Intelligent does not exceed its fair value and no impairment of goodwill was noted.
Estimating the fair value of Hollysys Intelligent requires the Company to make assumptions and estimates regarding its future plans, market share, industry and economic conditions. In applying the discounted cash flow approach, key assumptions include the amount and timing of future expected cash flows, terminal value growth rates and appropriate discount rates. The Company estimates future expected cash flows for each geographical area in which it operates and calculates the net present value of those estimated cash flows using risk adjusted discount rates 11.45%. If the discount rates adopted in 2023 increased or decreased by 1%, the fair value of Hollysys Intelligent would decrease or increase by $2,188 and $2,615, respectively.
The Company also performed qualitative assessments with respect to Hollysys Industrial Software and Shandong Lukang, to determine if it is more likely than not that the fair values of Hollysys Industrial Software and Shandong Lukang are less than their carrying amounts. By identifying the most relevant drivers of fair value and significant events, and weighing the identified factors, the Company concluded that it was not more-likely-than-not
that the fair value of these reporting units would be less than their carrying amounts as of June 30, 2023. Therefore, no further impairment testing for Hollysys Industrial Software and Shandong Lukang was required.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
(Amounts in thousands except for number of shares and per share data)

NOTE 11 - EQUITY INVESTMENTS
Investments in equity investees
The following long-term investments were accounted for under the equity method as of June 30, 2022 and 2023 as indicated:

June 30, 2022	Interest held	Long-term investment, at cost, less impairment	Share of undistributed profits (accumulated)	Disposal	Advance to investee company	Total
Equity method
Beijing Hollycon Medicine & Technology Co., Ltd.	30.00%	$8,609	5,544	—	—	14,153
Beijing Hollysys Electric Motor Co., Ltd.	40.00%	791	6,893	—	—	7,684
Suqian Runhe Emerging Industry Investment Center (limited partnership)	29.97%	9,410	(168)	—	—	9,242
China Techenergy Co., Ltd.	40.00%	—	13,751	—	—	13,751
Hollicube Co., Ltd.	40.00%	4,215	(4,215)	—	—	—
Hunan LingXiang Maglev Technology Co., Ltd.	17.67%	1,494	(136)	(1,358)	—	—
Beijing AIRmaker Technology Co., Ltd.	20.00%	149	(18)	—	—	131
Southcon Development Sdn Bhd.	30.00%	211	(111)	—	—	100
Beijing Hollysys Machine Automation Co., Ltd.	30.00%	448	(448)	—	—	—
Beijing Jing Yi Intelligent Technologies Innovation Center Co., Ltd.	46.00%	—	—	—	—	—
Beijing Hollysys Digital Technology Co., Ltd.	25.00%	1,437	(1,036)	—	—	401
Shandong MassDatas Development Co., Ltd.	20.00%	1,195	(76)	—	—	1,119

		27,959	19,980	(1,358)	—	46,581

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
(Amounts in thousands except for number of shares and per share data)

June 30, 2023	Interest held	Long-term investment, at cost, less impairment	Share of undistributed profits (accumulated)	Disposal	Advance to investee company	Total
Equity method
Beijing Hollycon Medicine & Technology Co., Ltd.	30.00%	$7,938	3,185	—	—	11,123
Beijing Hollysys Electric Motor Co., Ltd.	40.00%	729	6,726	—	—	7,455
Suqian Runhe Emerging Industry Investment Center (limited partnership)	29.97%	8,677	(163)	—	—	8,514
China Techenergy Co., Ltd.	40.00%	—	17,362	—	—	17,362
Hollicube Co., Ltd.	38.10%	3,887	(3,887)	—	—	—
Beijing AIRmaker Technology Co., Ltd.	20.00%	138	(23)	—	—	115
Southcon Development Sdn Bhd.	30.00%	217	(122)	—	—	95
Beijing Hollysys Machine Automation Co., Ltd.	30.00%	413	(413)	—	—	—
Beijing Jing Yi Intelligent Technologies Innovation Center Co., Ltd.	46.00%	—	—	—	—	—
Beijing Hollysys Digital Technology Co., Ltd.	25.00%	1,325	(833)	—	—	492
Shandong MassDatas Development Co., Ltd.	20.00%	2,755	(308)	—	—	2,447

		26,079	21,524	—	—	47,603

Disposal of Hunan LingXiang Maglev Technology Co., Ltd. (“Hunan LingXiang”)
In September 2021, the Company entered into an agreement to dispose all of its 17.67% interest in Hunan LingXiang for cash considerations of $9,497. The disposal transaction was completed in September 2021, and a disposal gain of $7,995 was recognized under the capital
 gains on disposal of an investment in an equity investee in the consolidated statements of comprehensive income for the year ended June 30, 2022.
Investments in equity securities without readily determinable fair values
Investments in equity securities without readily determinable fair value were accounted for as cost method investments prior to adopting ASC 321. As of June 30, 2022 and 2023, the carrying amounts of investments in equity securities without readily determinable fair values for which the measurement alternative was elected were $1,693 and $1,561, respectively, after deductions of $1,195 and $413 of accumulated impairment. There were no unrealized gains (upward adjustments), unrealized losses (downward adjustments and impairment) or net unrealized gains or losses recognized for such equity securities during the years ended June 30, 2022 and 2023. Net realized gains or loss on equity securities sold were nil and $845 for the years ended June 30, 2022 and 2023, respectively.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
(Amounts in thousands except for number of shares and per share data)

NOTE 12 - WARRANTY LIABILITIES

	June 30,
	2022	2023
Beginning balance	$9,551	$5,002
Consolidation of subsidiary	145	—
Expense accrued	2,595	5,446
Expense incurred	(7,064)	(4,264)
Translation adjustment	(225)	(378)

	$5,002	$5,806
Less: Current portion of warranty liabilities	(3,280)	(3,238)

Long-term warranty liabilities	$1,722	$2,568

NOTE 13 - SHORT-TERM BANK LOANS
On June 30, 2022, the Company’s short-term bank borrowings consisted of revolving bank loans of $66 from a bank, which were subject to an annual interest rate of 1.2%.
For the year ended June 30, 2023, the Company had no outstanding short-term bank borrowings.
For the years ended June 30, 2021, 2022, and 2023, interest expenses on short-term bank loans amounted to $nil, $nil and $nil, respectively.
As of June 30, 2022, the Company had available lines of credit from various banks in the PRC, Singapore and Malaysia amounting to $441,335, of which $111,147 was utilized and $330,188 was available for use. These lines of credit were secured by the pledge of restricted cash and buildings with carrying values of $36,102 and $2,687, respectively.
As of June 30, 2023, the Company had available lines of credit from various banks in the PRC, Singapore and Malaysia amounting to $709,735, of which $119,462 was utilized and $590,273 was available for use. These lines of credit were secured by the pledge of restricted cash
,
buildings
and prepaid land lease
with carrying values of $35,937
,
$68,341
and $3,166, respectively.
NOTE 14 - LONG-TERM LOANS

		June 30,
		2022	2023
MYR denominated loans	(i)	596	741
SGD denominated loans	(ii)	113	44
USD denominated loan	(iii)	14,935	15,000
RMB denominated loan	(iv)	—	16,221

		$15,644	$32,006
Less: Current portion		(15,210)	(15,231)

		$434	$16,775

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
(Amounts in thousands except for number of shares and per share data)

i.
The MYR denominated loans are repayable in 3 to 75 installments with the last installment due in April 2039. For the years ended June 30, 2022 and 2023, the effective interest rates ranged from 2.08% to 3.27% per annum and 2.08% to 4.52% per annum, respectively. For the year ended June 30, 2023, the weighted average interest rate was 2.71%. The borrowings are secured by the mortgages of buildings and vehicles in Malaysia, with an aggregate carrying value of $883 and $842 as of June 30, 2022 and 2023, respectively.

ii.
The SGD denominated loans are repayable in 10 to 31 installments with the last installment due on March 4, 2024. For the years ended June 30, 2022 and 2023, the effective interest rates ranged from 2.44% to 2.78% per annum and 2.44% to 2.78% per annum, respectively. For the year ended June 30, 2023, the weighted average interest rate was 2.65%. The borrowing is secured by vehicles with a total carrying value of $173 and $80 as of June 30, 2022 and 2023, respectively.

iii.
The USD denominated loan was drawn on April 24, 2020 and
wa
s repayable on April 22, 2022. Prior to the repayment dated April 22, 2022, the Company started negotiation with the bank for an extension was granted in August 2022. The loan contract was renewed and the loan term was extended to April 2024. For the year ended June 30, 2023, the effective interest rate was 5.83% per annum.

iv.
The RMB denominated loan is a fixed asset loan contract with 10-year installment repayment with the last installment due in December 2032. The loan interest rate is the national bank rate
on the working day before the withdrawal date of each loan. For the year ended June 30, 2023, the effective interest rate was 4.1% per annum. The borrowings are secured by construction in process and prepaid land leases in Xi’an, with an aggregate carrying value of $68,015 as of June 30, 2023.

Scheduled principal

payment
 for all outstanding long-term loans as of June 30, 2023 are as follows:

Year ending June 30,
2024	$15,231
2025	1,178
2026	2,170
2027	2,202
2028 onwards	11,225

$32,006

For the years ended June 30, 2021, 2022, and 2023, interest expenses of long-term loans incurred amounted to $553, $731 and $878, respectively, and nil
,
nil
, $

was capitalized as construction in progress for fiscal year 2021, 2022 and 2023, respectively.
NOTE 15 - FAIR VALUE MEASUREMENTS
Financial instruments include cash and cash equivalents, short-term investments, accounts receivable, accounts receivable retention, other receivables, amounts due to or from related parties, accounts payable, short-term bank loans and long-term bank loans. The carrying values of these financial instruments and other than long-term bank loans, approximate their fair values due to their short-term maturities. The carrying value of the Company’s long-term bank loans approximates their fair value as the long-term bank loans are subject to floating interest rates. The carrying value of the Company’s long-term bank loans which are subject to fixed interest rates approximates their fair value as the market interest rate has not significantly changed from the borrowing date to June 30, 2023. These assets and liabilities, excluding cash (which fall into level 1 of the fair value hierarchy), fall into level 2 of the fair value hierarchy. There were no assets and liabilities measured at fair value on a recurring basis as of June 30, 2022 and 2023.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
(Amounts in thousands except for number of shares and per share data)

NOTE 16 - STOCKHOLDERS’ EQUITY
In August 2010, the Board of Directors adopted the 2010 Rights Plan. The 2010 Rights Plan provides for a dividend distribution of one preferred share purchase (the “Right”), for each outstanding ordinary share. Each Right entitles the shareholder to buy one share of the Class A Preferred Stock at an exercise price of $160. The Right will become exercisable if a person or group announces an acquisition of 20% or more of the outstanding ordinary shares of the Company, or announces commencement of a tender offer for 20% or more of the ordinary shares. In that event, the Right permits shareholders, other than the acquiring person, to purchase the Company’s ordinary shares having a market value of twice the exercise price of the Right, in lieu of the Class A Preferred Stock. In addition, in the event of certain business combinations, the Right permits the purchase of the ordinary shares of an acquiring person at a 50% discount. Unless terminated earlier by the Board of Directors, the 2010 Rights Plan was schedule
d
to
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
Share options
On November 16, 2020 and March 17, 2021, certain directors and employees of the Company were granted share-based compensation awards totaling 90,000 and 465,725, respectively, share options to purchase ordinary shares. The exercise price of these options is $11.85 per share.
A summary of the share option activity for the years ended June 30, 2022 and 2023 is as shown below:

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
(Amounts in thousands except for number of shares and per share data)

Share Options	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value

Outstanding, vested and exercisable at June 30, 2021	568,500	11.85	9.66	1,734
Forfeited	(12,250)	—	—	—

Outstanding, vested and exercisable at June 30, 2022	556,250	11.85	8.66	1,641
Forfeited	(525)	—	—	—

Outstanding, vested and exercisable at June 30, 2023	555,725	11.85	7.66	3,190

The fair value of each option is estimated on the date of grant using the Binomial model by applying the assumptions below:

	Options Granted on November 16, 2020	Options Granted on March 17, 2021
Risk-free interest rate(i)	0.91%	1.62%
Expected dividend yield(ii)	2.21%	1.83%
Expected life (years)(iii)	10 Years	9.66 Years
Expected volatility(iv)	46.98%	47.35%

(i)	Risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share options in effect at the time of grant.
(ii)	Expected dividend yield is assumed to be a $0.15 dividend payout.
(iii)	Expected life of share options is based on management’s estimate on timing of exercise of share options.
(iv)	Expected volatility is assumed based on the historical volatility of the Company and the Company’s comparable companies in the period equal to the expected life of each grant.
The Company recorded share-based compensation expense relating to options granted in fiscal
2021 in the amount of $1,406
, $
1,502
and $470 which is
included in general and administrative expenses for the years ended June 30, 2021, 2022 and 2023, respectively. For the years ended June 30, 2021, 2022, and 2023, the unrecognized compensation expense of $
2,147
, $

and $54 related to the share options is expected to be recognized over a weighted-average vesting period of 1.43
,
0.93
and 0.44 years.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
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
A summary of the restricted share activity for the year ended June 30, 2022 and 2023 is as follows:

	Number of restricted shares	Weighted average grant-date fair value
Un-vested at June 30, 2021	1,320,337	11.85
Forfeited	(28,586)	11.85
Vested	(588,710)	11.85

Un-vested at June 30, 2022	703,041	11.85
Forfeited	(1,222)	11.85
Vested	(473,487)	11.85

Un-vested at June 30, 2023	228,332	11.85

The aggregate grant-date fair value of restricted shares vested during the years ended June 30, 2021, 2022 and 2023 was $
2,367, $6,976 and $5,611, respectively. $8,318, $8,207 and $2,816 were recorded in general and administrative expenses as restricted share compensation expenses, for the years ended June 30, 2021, 2022 and 2023, respectively. For the years ended June 30, 2022, and 2023, the aggregated unrecognized compensation expense of $
3,088 and $293 related to the restricted shares is expected to be recognized over a weighted-average vesting period of 0.75 and 0.25 years.
NOTE 18 - EMPLOYEE BENEFITS
The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in China, a central provision fund run by the Singapore government in respect of its employees in Singapore, and an employment provident fund in respect of its employees in Malaysia. The expenses related to these plans were $24,141, $33,550 and $35,869 for the years ended June 30, 2021, 2022 and 2023, respectively. These schemes were accounted for as defined contribution plans.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
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
Dubai
The branch of the Company’s wholly owned subsidiary is a tax exempt company incorporated in Dubai, and no tax provision has been made for each of the years ended June 30, 202
1
, 202
2
 and 202
3
.
Hong Kong
The Company’s wholly owned subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on the assessable profits arising from Hong Kong for the year ended June 30, 202
3
. No provision for Hong Kong profits tax has been made in the consolidated statements of comprehensive income as there were sustained taxable losses arising from Hong Kong for each of the years ended June 30, 202
1
, 202
2
 and 202
3
.
Macau
The Company’s wholly owned subsidiary incorporated in Macau is subject to the Macau corporate income tax. According to the Macau Complementary Tax Law, complementary tax is imposed on a progressive rate scale ranging from
3%
to 9% for taxable profits below or equal to MOP 300,000 and 12% for taxable profits over MOP 300,000. Taxable profits below MOP 32,000 are exempt from tax. No provision for Macau profits tax has been made in the consolidated statements of comprehensive income for each of the years ended June 30, 2021, 2022 and 2023.
India
The Company’s wholly owned subsidiary incorporated in India is subject to India corporate tax at a rate of 30% on its worldwide income. No provision for India profits tax has been made in the consolidated statements of comprehensive income as there were no taxable profits noted for each of the years ended June 30, 202
1
, 202
2
 and 202
3
.
Qatar
CECL is subject to the Qatar Corporate income tax at a rate of 10% on the assessable profit arising from Qatar.
Indonesia
The Company’s wholly owned subsidiary incorporated in Indonesia is subject to the Indonesia Corporate income tax at a rate of 22% on the assessable profit arising from Indonesia. No provision for Indonesia tax has been made in the consolidated statements of comprehensive income as there were no assessable profits noted for the years ended June 30, 202
1
, 202
2
 and 202
3
.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
(Amounts in thousands except for number of shares and per share data)

PRC
The Company’s subsidiaries incorporated in the PRC are subject to PRC enterprise income tax (“EIT”) on their respective taxable incomes as adjusted in accordance with relevant PRC income tax laws. The PRC statutory EIT rate is
25
%. The Company’s PRC subsidiaries are subject to the statutory tax rate except for the following:
Beijing Hollysys Co., Ltd
(“Beijing Hollysys”)
Beijing Hollysys was certified as a High and New Technology Enterprise (“HNTE”) which provides a preferential EIT rate of 15% for three calendar years from
July
2020 to
July 2023
.
Further, Beijing Hollysys was qualified for the Key Software Enterprise (“KSE”) status in calendar year 202
2
 and was entitled to the preferential tax rate of 10% for calendar year 202
2
. An entity can use the preferential rate of KSE after its self-assessment, of which, the filing documents for KSE status shall be well prepared and filed for the future inspection by tax authorities as they hold the right to inspect the KSE status.
Hangzhou Hollysys Automation Co., Ltd (“Hangzhou Hollysys”)
Hangzhou Hollysys was certified as a HNTE which provides a preferential EIT rate of 15% for three calendar years from
December
2020 to
December 2023
.
Hollysys Industrial Software
Hollysys Industrial Software was certified as a HNTE which provides a preferential EIT rate of 15% for three calendar years from
October 2022
to
October 2025
.
Further, Hollysys Industrial Software was qualified for KSE status in calendar year 2022 and was entitled to the preferential tax rate of 10% for calendar year 2022. An entity can use the preferential rate of KSE after its self-assessment, of which, the filing documents for KSE status shall be well prepared and filed for the future inspection by
tax authorities as they hold the right to inspect the KSE status.
HollySys Control Technology Co., Ltd (“HollySys Control”)
HollySys Control was qualified for software enterprises encouraged by the state. The preferential period is calculated from the profit-making year, and the enterprise income tax is exempted from the first to second years. From the third to fifth years, the enterprise income tax is reduced by half at the statutory tax rate of 25%.
Beijing Hollysys Intelligent Technologies Co., Ltd., (“Hollysys Intelligent”)
Hollysys Intelligent was certified as a HNTE which provides a preferential EIT rate of 15% for three calendar years from October 2021 to October 2024.
The Company’s income before income taxes consists of:

	Year ended June 30,
	2021	2022	2023
PRC	$137,520	$116,210	$126,191
Non-PRC	(27,628)	(16,583)	(7,729)

	$109,892	$99,627	$118,462

Income tax expense, most of which is incurred in the PRC, consists of:

	Year ended June 30,
	2021	2022	2023
Current income tax expense
PRC	25,634	11,839	19,269
Non-PRC	758	616	123

	$26,392	$12,455	$19,392
Deferred income tax expense (benefit)
PRC	(7,971)	7,150	(7,560)
Non-PRC	2,133	(2,971)	(442)

	$(5,838)	4,179	(8,002)

	$20,554	$16,634	$11,390

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
(Amounts in thousands except for number of shares and per share data)

Reconciliation of the income tax expenses as computed by applying the PRC statutory tax rate of 25% to income before income taxes and the actual income tax expenses is as follows:

	Year ended June 30,
	2021	2022	2023
Income before income taxes	$109,892	$99,627	$118,462

Expected income tax expense at statutory tax rate in the PRC	33,221	24,998	29,614
Effect of different tax rates in various jurisdictions	4,665	3,541	1,567
Effect of preferential tax treatment	(14,334)	(12,707)	(15,228)
Effect of non-taxable income	(4,770)	(74)	(1,919)
Effect of additional deductible research and development expenses	(9,838)	(9,398)	(8,909)
Effect of non-deductible expenses	6,644	4,020	6,417
Under (over) provision of income tax in previous years	2,102	1,419	(2,322)
Change in valuation allowance	1,718	2,124	3,005
Withholding tax on dividends paid by subsidiaries	—	3,692	—
Others	1,146	(981)	(835)

Total	$20,554	$16,634	$11,390

The breakdown of deferred tax assets/liabilities caused by the temporary differences and net operating loss carryforwards is shown as below:

	June 30,
	2022	2023
Deferred tax assets
Allowance for doubtful accounts	$12,932	$12,222
Deferred subsidies	845	1,068
Warranty liabilities	773	727
Inventory provision	555	91
Long-term assets	591	168
Deferred revenue	373	—
Provision for loss contracts	1,699	2,256
Net operating loss carry forward	20,351	21,703
Valuation allowance	(19,554)	(21,703)
Others	—	3,552

Total deferred tax assets	$18,565	$20,084

Deferred tax liabilities
Property, plant and equipment	$(645)	$(621)
Costs and estimated earnings in excess of billings	(10,079)	(7,470)
Share of net losses of equity investees	(1,798)	(1,617)
PRC dividend withholding tax	(5,198)	(4,898)
Intangible assets and other non-current assets	(7,390)	(4,966)
Others	(1,881)	(1,644)

Total deferred tax liabilities	$(26,991)	$(21,216)

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
(Amounts in thousands except for number of shares and per share data)

As of June 30, 202
3
 the Company had incurred net losses of
$nil
,

$85,421, $795, $1,881, and $3,114 derived from entities in the PRC, Singapore, India, Indonesia, and Macau, respectively. The net losses in the PRC, India, Indonesia, and Macau can be carried forward for five years, eight years, five years, and three years, respectively, to offset future net profit for income tax purposes. The net losses in Singapore can be carried forward without an expiration date subject to the shareholders’ continuity test.
Realization of the deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity
basis. As of June 30, 202
2
 and 202
3
, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be fully
realized.
Under the EIT Law and the implementation rules, profits of the Company’s PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to their respective foreign holding companies are subject to a withholding tax at 10
% unless reduced by tax treaty. As of June 30, 2022 and 2023, the aggregate undistributed earnings from the Company’s PRC subsidiaries that are available for distribution are
RMB7,080,218 (equivalent
to $
1,063,353
) and RMB
7,862,502
 (equivalent to $
1,175,411
), respectively. The Company expects to distribute a portion of the earnings (RMB
355,633 or $48,983
) to the holding companies located outside mainland China, and has hence accrued a withholding tax of $
4,898

as of June 30, 2023. The remaining undistributed earnings of the Company’s PRC subsidiaries are intended to be permanently reinvested, and accordingly, no deferred tax liabilities have been provided for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company
.
As of June 30, 202
2
 and 202
3
, the undistributed retained earnings generated from periods prior to January 1, 2008 were $63,716 which are not subject to PRC dividend withholding taxes. Accordingly, as of June 30, 202
2
 and June 30, 202
3
, the total amounts of undistributed earnings generated from the Company’s PRC subsidiaries for which no withholding tax has been accrued were $1,003,166 and $1,119,008, respectively. Deferred tax liabilities subject to be recognized would have been $93,945 and $105,529 respectively, if all such undistributed earnings were distributed to the Company in full as of June 30, 202
2
 and June 30, 202
3
.
The Chinese tax law grants the tax authorities the rights to further inspect companies’ tax returns retroactively in a three-year period (up to five years under certain special conditions), which means theoretically the tax authorities can still review the PRC subsidiaries’ tax returns for the years ended December 31, 2018 through 2022. The tax law also states that companies will be liable to additional tax, interest charges and penalties if errors are found in their tax returns and such errors have led to an underpayment of tax.
As of June 30, 202
2
 and 202
3
, the Company concluded that there was no significant unrecognized tax benefits requiring recognition in the consolidated financial statements. The amount of unrecognized tax benefits may change in the next 12 months, pending clarification of current tax law or audit by the tax authorities. However, an estimate of the range of the possible change cannot be made at this time. As of June 30, 202
2
 and 202
3
, no unrecognized tax benefits, if ultimately recognized, will impact the effective tax rate. The Company recorded no penalty or interest for the years ended June 30, 202
1
, 202
2
 and 202
3
, respectively.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
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
The Company’s leases do not contain restrictions or covenants that restrict the Company from incurring other financial obligations.

	Year ended June 30,
	2021	2022	2023
Operating lease costs	$2,324	$3,484	$3,301
Short-term lease costs	1,000	191	810
Amortization of prepaid land leases	454	382	331

Total lease costs	$3,778	$4,057	$4,442

Other information

	Year ended June 30,
	2021	2022	2023
Cash paid for amounts included in the measurement of operating lease liabilities	$4,045	$3,810	$4,448
Right-of-use assets obtained in exchange for new operating lease liabilities	3,011	1,554	2,429
Weighted-average remaining lease term (in years):
Operating leases	1.97	1.83	2.44
Weighted-average discount rate:
Operating leases	4.17%	3.05%	3.94%
For the fiscal year ended June 30, 2023, total lease costs of $1,468 were recorded in selling expenses, $1,932 were recorded in general and administrative expenses, and $1,042 were recorded in research and development expenses.
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
Total expenses under operating leases were $3,301 for the fiscal year ended June 30, 202
3
. The total amortization of prepaid land leases was $331 for the fiscal year ended June 30, 202
3
.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
(Amounts in thousands except for number of shares and per share data)

Future minimum lease payments for operating leases as of June 30, 2023 are as follows:

As of June 30, 2023
2024	$2,494
2025	787
2026	420
2027	130
2028	107

Total minimum lease payments	3,938
Less: imputed interest	948

Total lease liability balance	$2,990

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
Total rental income for the fiscal years ended June 30, 2021, 2022 and 2023 was $1,540, $1,640 and $1,754, respectively, and were recorded under other income on the consolidated statements of comprehensive income.
Future minimum lease payments to be received for these operating lease arrangements for each of the five succeeding fiscal years and thereafter as of June 30, 2023 are as follows:

Fiscal year ending June 30,	Minimum lease payments
202 4	$1,948
202 5	1,727
202 6	1,779
202 7	1,833
202 8	1,888
Thereafter	9,571

Total minimum lease payments to be received	$18,746

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
(Amounts in thousands except for number of shares and per share data)

NOTE 21 - EARNINGS PER SHARE
The following table sets forth the computation of basic and diluted net earnings per share attributable to the Company’s common shareholders for the years indicated:

	Year ended June 30,
	2021	2022	2023
Numerator:
Net income attributable to the Company as reported	$89,709	$83,182	$106,931

Net income attributable to common stockholders – basic	$89,709	$83,182	$106,931

Net income attributable to common stockholders – diluted	$89,709	$83,182	$106,931

Denominator:
Weighted average ordinary shares outstanding used in computing basic earnings per share(i)	60,566,709	61,007,806	61,521,412
Effect of dilutive securities
Share options	—	65,337	148,449
Restricted shares	947,040	495,333	364,539

Weighted average ordinary shares outstanding used in computing diluted earnings per share	61,513,749	61,568,476	62,034,400

Earnings per share – basic	$1.48	1.36	1.74

Earnings per share – diluted	$1.46	1.35	1.72

(i)
Vested and unissued restricted shares of 15,000, 15,000 and 15,000 shares are included in the computation of basic and diluted earnings per share for the years ended June 30, 2021, 2022 and 2023, respectively.

NOTE 22 - RELATED PARTY TRANSACTIONS
The related party relationships and related party transactions are listed as follows:
Related party relationships

Name of related parties	Relationship with the Company
China Techenergy Co., Ltd. (“China Techenergy”)	40% owned by Beijing HollySys Control Technology Co., Ltd. (“ Hollysys Control”)
Beijing Hollysys Electric Motor Co., Ltd. (“Electric Motor”)	40% owned by Beijing Hollysys
Beijing Hollycon Medicine & Technology. Co., Ltd. (“Hollycon”)	30% owned by Hollysys Group Co., Ltd.(“Hollysys Group”)
Hollicube Co., Ltd. (“Ningbo Hollysys”)	38.1 % owned by Hollysys Group
Beijing Hollysys Digital Technology Co., Ltd. (“Beijing Digital”)	25% owned by Beijing Hollysys Intelligent Technologies Co., Ltd. (“Hollysys Intelligent”)

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
(Amounts in thousands except for number of shares and per share data)

Due from related parties

	June 30,
	2022	2023
China Techenergy	$17,529	$16,281
Hollycon	15,066	13,984
Ningbo Hollysys	286	558
Beijing Digital	257	5
Others	—	2
Allowance for credit losses	(5,778)	(4,924)

	$27,360	$25,906

An allowance for credit loss of US$5,778 and US$4,924 has been made as of June 30, 2022 and 2023, respectively.
Due to related parties

	June 30,
	2022	2023
Ningbo Hollysys	$4,285	$3,869
China Techenergy	2,012	2,112
Hollycon	1	163
Others	1	11

	$6,299	$6,155

Amounts due from and due to the related parties relating to the above transactions are unsecured, non-interest
bearing and repayable on demand. The transactions occur in the course of the Company’s operations.
Transactions with related parties
Purchases of goods and services from:

	Year ended June 30,
	2021	2022	2023
Ningbo Hollysys (i)	$3,051	$1,164	$1,823
Hollycon	7	569	143

	$3,058	$1,733	$1,966

(i)	The Company purchases products from Ningbo Hollysys which are used to provide an integrated automation and control system to its customers.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
(Amounts in thousands except for number of shares and per share data)

Sales of goods and integrated solutions to:

	Year ended June 30,
	2021	2022	2023
China Techenergy (i)	$8,458	$5,118	$12,207
Ningbo Hollysys (ii)	308	967	2,396
Hollycon (ii)	866	221	177

	$9,632	$6,306	$14,780

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

Other income from:

	Year ended June 30,
	2021	2022	2023
Ningbo Hollysys (i)	$2,281	$133	$669
Hollycon (ii)	460	2,443	1,170
Beijing Digital	—	254	45
Others	—	—	7

	$2,741	$2,830	$1,891

(i)
The Company entered into an operating lease agreement with Ningbo Hollysys to lease part of a building in Beijing. The lease term is for one year from the commencement date of January 1, 202
3
 to December 31, 202
3
.

(ii)
The Company entered into an operating lease agreement with Hollycon to lease part of building located in Beijing. The lease term is for one year from the commencement date of January 1, 202
3
 to December 31, 202
3
.

Research and development:

	Year ended June 30,
	2021	2022	2023
Ningbo Hollysys (i)	$212	$208	$144

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
(Amounts in thousands except for number of shares and per share data)

(i)	The Company purchases research and development services from Ningbo Hollysys for research and development projects in the field of intelligent manufacturing.
NOTE 23 - COMMITMENTS AND CONTINGENCIES
Capital commitments
As of June 30, 2023, the Company had $20,692 in capital obligations for the coming fiscal year
s
, mainly for the construction of facilities.
Purchase obligations
As of June 30, 2023, the Company had $347,966 purchase obligations for the coming fiscal years, for purchases of inventories and subcontracts, mainly for fulfillment of in-process
or newly entered contracts resulting from the expansion of the Company’s operations as follows:

Years ending June 30,	Minimum payments
2024	$196,154
2025	43,924
2026	45,050
2027	17,909
2028 and onwards	44,929
Performance guarantee and standby letters of credit
The Company had
stand-by
letters of credit of $4,878 and outstanding performance guarantees of $76,897 as of June 30, 202
3
, with restricted cash of $3,671 pledged to banks. The purpose of the stand-by
letter of credit and performance guarantees is to guarantee that the performance of the Company’s deliveries reach the pre-agreed
requirements specified in the integrated solutions contracts. The guarantee is to ensure the functionality of the Company’s own work. The disclosed amount of stand-by
letters of credit and outstanding performance guarantees represents the maximum potential amount of future payments the Company could be required to make under such guarantees.
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

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
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
Summarized information by segments for the years ended June 30, 2021, 2022, and 2023 is as follows:

	Year ended June 30, 2021
	IA	Rail	M&E	Consolidated
Revenues from external customers
Integrated solutions contracts revenue	$291,106	100,877	68,197	460,180
Product sales	22,772	5,895	—	28,667
Maintenance service revenue	21,402	79,874	46	101,322
Extended warranty service revenue	1,772	1,525	—	3,297

Total	337,052	188,171	68,243	593,466
Costs of revenue	227,107	90,386	57,694	375,187

Gross profit	$109,945	97,785	10,549	218,279

	Year ended June 30, 2022
	IA	Rail	M&E	Consolidated
Revenues from external customers
Integrated solutions contracts revenue	$380,516	109,342	83,709	573,567
Product sales	31,559	6,927	—	38,486
Maintenance service revenue	26,725	64,492	50	91,267
Extended warranty service revenue	1,118	3,024	—	4,142

Total	439,918	183,785	83,759	707,462
Costs of revenue	294,642	98,150	75,313	468,105

Gross profit	$145,276	85,635	8,446	239,357

	Year ended June 30, 2023
	IA	Rail	M&E	Consolidated
Revenues from external customers
Integrated solutions contracts revenue	$438,863	111,331	81,906	632,100
Product sales	41,987	5,437	—	47,424
Maintenance service revenue	24,045	70,050	—	94,095
Extended warranty service revenue	1,405	2,349	—	3,754

Total	506,300	189,167	81,906	777,373
Costs of revenue	353,380	92,775	75,733	521,888

Gross profit	$152,920	96,392	6,173	255,485

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
(Amounts in thousands except for number of shares and per share data)

The majority of the Company’s revenues and long-lived assets other than goodwill and intangible assets are derived from and located in the PRC. The following table sets forth the revenues by geographical area:

	Year ended June 30,
	2021	2022	2023
Revenues:
PRC	$518,170	$614,903	$689,814
Non-PRC	75,296	92,559	87,559

	$593,466	$707,462	$777,373

The following table sets forth the long-lived assets other than goodwill and intangible assets by geographical area:

	June 30,
	2022	2023
Long-lived assets other than goodwill and acquired intangible assets
PRC	$159,598	$194,136
Non-PRC	10,114	9,640

	$169,712	$203,776

NOTE 25 - ACQUISITION OF SUBSIDIARY
In August 2021, the Company completed the acquisition of 100
% of the equity of Hollysys Intelligent, a wholly owned subsidiary, from Ningbo Hollysys, with a cash consideration of approximately RMB
135 million ($20,908). As a subsidiary of the Company, its financial performance has been included in the Company’s consolidated financial statements from the first quarter of fiscal year 2022.
The following represents the summary of the excess purchase price over the fair value of net assets acquired:

Purchase price	$20,908
Less: Final fair value of net assets acquired (see table below)	1,211

Excess purchase price over fair value of net assets acquired	19,697

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

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
(Amounts in thousands except for number of shares and per share data)

Assets Acquired:

Cash and cash equivalents	$3,018
Restricted cash	1
Accounts receivable, net	8,776
Cost and estimated earnings in excess of billings, net	2,499
Other receivables, net	1,221
Advances to suppliers	667
Inventories, net	6,513
Income tax recoverable	25
Property, plant and equipment, net	2,886
Operating lease right-of-use assets	3
Intangible assets, net	11,245
Investments in equity investees	1,490

Total assets acquired	38,344

Liabilities Assumed:
Accounts payable	11,553
Deferred revenue	9,803
Accrued payroll and related expenses	1,018
Warranty liabilities	145
Accrued liabilities	14,614

Total liabilities assumed	37,133

Fair Value of Net Assets Acquired	$1,211

In connection with the Hollysys Intelligent Acquisition, below is a summary of the value allocated to the intangible assets acquired:

			June 30, 2022		June 30, 2023
Asset Class	Amortization Period	Amount Assigned at Acquisition Date	Accumulated Amortization and Foreign Currency Translation	Net Carrying Value	Accumulated Amortization and Foreign Currency Translation	Net Carrying Value
Intangible assets	10 Years	$11,245	$(1,394)	$9,851	$(1,767)	$8,084
NOTE 26 - DISPOSA
L
OF SUBSIDIARY
The Company received $13,160
from
 the
disposal
 of
Cixi HollySys Precision Technology Co., Ltd., (“Cixi
H
olly
S
ys”)

prior to the year ended June 30, 202
3
. The disposal transaction was completed in February 2022, and a disposal gain of $55 was recognized under the caption gains on disposal of subsidiaries in the consolidated statements of comprehensive income for the year ended June 30, 2022.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
(Amounts in thousands except for number of shares and per share data)
NOTE 2
7
 - ENDORSEMENT OF NOTE RECEIVABLES
The Company endorsed bank acceptance bills to its suppliers as a way of settling accounts payable. The total endorsed but not yet due bank acceptance bills amounted to $67,703 and $86,140 as of June 30, 2022 and 2023, respectively. The endorsement of bank acceptance bills qualified as deemed sales of financial assets according to ASC 860,
Transfer and Servicing
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
NOTE 2
8
 - CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY
Under the PRC laws and regulations, the Company’s PRC subsidiaries’ ability to transfer net assets in the form of dividend payments, loans, or advances are restricted. The amount restricted was RMB607,041 (equivalent to $83,326) and RMB615,590 (equivalent to $84,487) as of June 30, 2022, and 2023, respectively.
The following represents condensed unconsolidated financial information of the parent company only:

CONDENSED BALANCE SHEETS

	June 30,
	2022	2023
ASSETS
Current assets:
Cash and cash equivalents	$7,500	$3,190
Amounts due from subsidiaries	53,503	53,503
Prepaid expenses	202	262

Total current assets	61,205	56,955
Investment in subsidiaries	1,276,497	1,288,395

Total assets	$1,337,702	$1,345,350

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accrued liabilities	98	—
Amounts due to subsidiaries	172,317	170,141

Total liabilities	172,415	170,141

Equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 61,962,449 shares issued and 62,021,930 shares issued and outstanding as of June 30, 202 2 and 202 3 , respectively	62	62
Additional paid-in capital	243,476	246,908
Retained earnings	934,404	1,040,657
Accumulated other comprehensive loss	(12,655)	(112,418)

Total equity	1,165,287	1,175,209

Total liabilities and equity	$1,337,702	$1,345,350

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
(Amounts in thousands except for number of shares and per share data)

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended June 30,
	2021	2022	2023
General and administrative expenses	$21,090	$17,223	$7,219

Loss from operations	(21,090)	(17,223)	(7,219)
Interest income	117	—	14
Foreign exchange gains	1,532	197	1,409
Share of net income of subsidiaries	$109,150	$100,208	$112,727

Income before income taxes	89,709	83,182	106,931
Income tax expenses	—	—	—

Net income	89,709	83,182	106,931
Other comprehensive income, net of tax of nil
Translation adjustment	96,331	(45,469)	(99,763)

Comprehensive income	$186,040	$37,713	$7,168

CONDENSED STATEMENTS OF CASH FLOWS

	Year ended June 30,
	2021	2022	2023
Cash flows from operating activities:
Net income	$89,709	$83,182	$106,931
Adjustments to reconcile net income to net cash used in operating activities:
Share of net income of subsidiaries	(109,150)	(100,208)	(112,727)
Share-based compensation expenses	9,724	9,709	3,286
Change in operating assets and liabilities	5,065	26,820	(1,800)

Net cash (used in) provided by operating activities	$(4,652)	$19,503	$(4,310)
Cash flows from investing activities:
Maturity of short-term investments	11,318	—	—

Net cash provided by investing activities	$11,318	$—	$—
Cash flows from financing activities:
Payment of dividends	(12,107)	(19,827)	—

Net cash used in financing activities	$(12,107)	$(19,827)	$—

Net decrease in cash and cash equivalents	$(5,441)	$(324)	$(4,310)

Cash and cash equivalents, beginning of period	13,265	7,824	7,500

Cash and cash equivalents, end of period	$7,824	$7,500	$3,190

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023 – continued
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